Form 20-F
period 2012-12-31
CaesarStone Sdot-Yam Ltd.
filed 2013-03-25
CIK 1504379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

Commission File Number 001-35464

CAESARSTONE SDOT-YAM LTD.

(Exact Name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

Kibbutz Sdot-Yam

MP Menashe, 3780400

Israel

(Address of principal executive offices)

Yosef Shiran

Chief Executive Officer

Caesarstone Sdot-Yam Ltd.

MP Menashe, 3780400

Israel

Telephone: +972 (4) 636-4555

Fascimile: +972 (4) 636-4400

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Act of 1933 (“Securities Act”):

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.04 per share	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012: 34,365,250 ordinary shares, NIS 0.04 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”):

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (section 229.405 of this chapter), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐           Accelerated filer ☐           Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒           International Financial Reporting Standards as issued                      Other ☐

                                   by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

PRELIMINARY NOTES

Introduction

As used herein, and unless the context suggests otherwise, the terms “Caesarstone,” “Company,” “we,” “us” or “ours” refer to Caesarstone Sdot-Yam Ltd. and its consolidated subsidiaries. In this document, references to “NIS” or “shekels” are to New Israeli Shekels, and references to “dollars,” “USD” or “$” refer to U.S. dollars.

Our reporting currency is the U.S. dollar. Our functional currency through June 30, 2012 was the NIS. For the periods in which our functional currency was the NIS, our consolidated financial statements were translated into U.S. dollars using the current rate method as follows: assets and liabilities were reflected using the exchange rate at the balance sheet date; revenues and expenses were reflected at the average exchange rate for the relevant period; and equity accounts were reflected using the exchange rate at the relevant transaction date. Translation gains and losses were reported as a component of shareholders’ equity. Starting on July 1, 2012, our functional currency became the U.S. dollar. The functional currency of each of our non-U.S. subsidiaries is the local currency in which it operates. These subsidiaries’ financial statements are translated into the U.S. dollar, the parent company’s functional currency, using the current rate method.

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2012 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.733, the representative exchange rate published by the Bank of Israel as of December 31, 2012.

Market and Industry Data and Forecasts

This annual report includes data, forecasts and information obtained from industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Forecasts and other metrics included in this annual report to describe the countertop industry are inherently uncertain and speculative in nature and actual results for any period may materially differ. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “—Forward-Looking Statements” and “ITEM 3: Key Information—Risk Factors” in this annual report.

Unless otherwise noted in this annual report, Freedonia Custom Research, Inc. (“Freedonia”) is the source for third-party industry data and forecasts. The Freedonia Report, dated March 13, 2013, represents data, research opinion or viewpoints developed independently on our behalf and does not constitute a specific guide to action. In preparing the report, Freedonia used various sources, including publically available third party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products, and government and trade associations. Growth rates in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions and forecasts expressed in the Freedonia Report are subject to change by Freedonia without notice. We have inquired of Freedonia, and been informed that as of the date of this filing, there has been no change in the Freedonia Report, and Freedonia has not reviewed such report from the date of its publication by Freedonia.

Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended, (“Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	our ability to respond to new market developments;
•	our intent to penetrate further our existing markets and penetrate new markets;
•	our belief in the sufficiency of our cash flows to meet our needs for the next year;
•	our plans to invest in developing innovative products;
•	our plans to construct a fifth production line at our Bar-Lev manufacturing facility, to be operational in phases, the first during the fourth quarter of 2013 and the second during the first quarter of 2014, and to build a manufacturing facility with capacity for two production lines in the United States, with the first production line being operational during the fourth quarter of 2014 and the second production line’s construction subject to the growth of our business;
•	our plans to invest in research and development for the development of new quartz products;
•	our ability to increase quartz’s penetration in our existing markets and new markets;
•	our ability to acquire third-party distributors, manufacturers and raw material suppliers;
•	our plans to continue our international presence;
•	our expectations regarding future prices of polyester and other polyester resins and future foreign exchange rates, particularly the Australian dollar, NIS, Canadian dollar and the Euro; and
•	our expectations regarding our future product mix.

These statements may be found in the sections of this annual report on Form 20-F entitled “ITEM 3: Key Information—Risk Factors,” “ITEM 4: Information on Caesarstone,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—passive foreign investment company considerations” and elsewhere in this annual report. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “ITEM 3: Key Information—Risk Factors” and elsewhere in this annual report.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this annual report reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated income statement data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements which are not included in this annual report. The information presented below under the caption “Other Financial Data” and “Dividends declared per share” contain information that is not derived from our financial statements.

	Year ended December 31,
	2008		2009		2010		2011		2012
	(in thousands of U.S. dollars, except per share and share data)
Consolidated Income Statement Data:
Revenues		$169,203		$162,634		$198,791		$259,671		$296,564
Cost of revenues		121,325		108,853		120,503		155,377		169,169
Gross profit		47,878		53,781		78,288		104,294		127,395
Operating expenses:
Research and development, net(1)		2,147		1,964		2,273		2,487		2,100
Marketing and selling		12,934		12,960		16,048		34,043		46,911
General and administrative		14,816		18,729		20,896		30,018		28,423
Total operating expenses		29,897		33,653		39,217		66,548		77,434
Operating income		17,981		20,128		39,071		37,746		49,961
Finance expenses, net		6,206		8,693		2,370		4,775		2,773
Income before taxes on income		11,775		11,435		36,701		32,971		47,188
Taxes on income		453		3,752		7,399		3,600		6,821
Income after taxes on income		11,322		7,683		29,302		29,371		40,367
Equity in losses of affiliate(2)		3,554		293		296		67		—
Net income		$7,768		$7,390		$29,006		$29,304		$40,367
Net income attributable to non-controlling interest		—		—		348		252		735
Net income attributable to controlling interest		$7,768		$7,390		$28,658		$29,052		$39,632
Dividend attributable to preferred shareholders		(1,837)		(2,337)		(8,312)		(8,376)		—
Net income attributable to the Company’s ordinary shareholders		$5,931		$5,053		$20,346		$20,676		$39,632
Basic and diluted net income per ordinary share		$0.30		$0.26		$1.04		$1.06		$1.21
Weighted average number of ordinary shares used in computing diluted income per share		19,565		19,565		19,565		19,565		32,700
Dividends declared per share:
Shekels	NIS	—	NIS	1.42	NIS	2.32	NIS	0.50	NIS	—
Dollars		$—		$0.38		$0.65		$0.14		$—

	At December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term bank deposits	$2,990	$20,527	$43,737	$11,950	$72,733
Working capital(3)	22,411	35,885	40,201	28,592	117,712
Total assets	187,426	193,444	236,403	246,317	321,049
Total liabilities	110,099	99,025	115,450	103,661	90,026
Redeemable non-controlling interest	—	—	5,662	6,205	7,106
Shareholders’ equity	77,327	94,419	115,291	136,451	223,917

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars)
Other Financial Data:
Adjusted EBITDA(4)	$27,353	$34,397	$50,489	$58,774	$69,445
Adjusted net income attributable to controlling interest(4)	6,760	16,013	29,763	34,765	44,008
Capital expenditures	10,079	4,765	5,486	8,785	13,481
Depreciation and amortization	9,235	9,497	10,034	14,615	14,368

(1)	Research and development expenses are presented net of grants that we receive from the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel.
(2)	Reflects our proportionate share of the net loss of our U.S. distributor, Caesarstone USA, Inc. (“Caesarstone USA”), in which we acquired a 25% equity interest on January 29, 2007. We accounted for our investment using the equity method. In 2011, the amount represents a loss through May 18, 2011, the date on which we acquired the remaining 75% equity interest in Caesarstone USA and began to consolidate its results of operations.
(3)	Working capital is defined as total current assets minus total current liabilities.
(4)	The following tables reconcile net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the periods presented and are unaudited:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$7,768	$7,390	$29,006	$29,304	$40,367
Finance expenses, net	6,206	8,693	2,370	4,775	2,773
Taxes on income	453	3,752	7,399	3,600	6,821
Depreciation and amortization	9,235	9,497	10,034	14,615	14,368
Equity in losses of affiliate, net(a)	3,554	293	296	67	—
Excess cost of acquired inventory(b)	—	—	—	4,021	885
Share-based compensation expense(c)	137	4,772	1,384	1,259	3,007
IPO bonus(d)	—	—	—	—	1,970
Caesarstone USA contingent consideration adjustment(e)	—	—	—	—	255
Litigation gain(f)	—	—	—	(1,783)	(1,001)
Microgil loan and inventory write down(g)	—	—	—	2,916	—
Adjusted EBITDA	$27,353	$34,397	$50,489	$58,774	$69,445

(a)	Consists of our portion of the results of operations of Caesarstone USA prior to its acquisition by us in May 2011.
(b)	Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of our subsidiaries, Caesarstone USA’s inventory at the time of its acquisition and Caesarstone Australia Pty Limited’s inventory that was purchased from its distributor, and the standard cost of our inventory, which adversely impacts our gross margins until such inventory is sold. The majority of the acquired inventory from Caesarstone USA was sold in 2011, and the majority of the inventory purchased from the Australian distributor was sold in 2012.
(c)	Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited. In 2012, share-based compensation consists primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer.
(d)	Consists of the payment of $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to the completion of our initial public offering (“IPO”).
(e)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(f)	In 2011, litigation gain consists of a mediation award in our favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief executive officer of Caesarstone Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to us the ownership of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. We did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, we reversed the liability provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with the settlement.
(g)	Relates to our writing down to zero the cost of inventory provided to Microgil Agricultural Cooperative Society Ltd. (“Microgil”), our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars)
Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$7,768	$7,390	$28,658	$29,052	$39,632
Tene option revaluation(a)	(1,185)	8,062	—	—	—
Excess cost of acquired inventory(b)	—	—	—	4,021	885
Litigation gain(c)	—	—	—	(1,783)	1,001
IPO bonus(d)	—	—	—	—	1,970
Caesarstone USA contingent consideration adjustment(e)	—	—	—	—	255
Microgil loan and inventory write down(f)	—	—	—	2,916	—
Share-based compensation expense(g)	137	4,772	1,384	1,259	3,007
Total adjustments before tax	(1,048)	12,834	1,384	6,413	5,116
Less tax on above adjustments	(40)	4,211	279	700	740
Total adjustments after tax	(1,008)	8,623	1,105	5,713	4,376
Adjusted net income attributable to controlling interest	$6,760	$16,013	$29,763	$34,765	$44,008

(a)	Represents the change in the fair value of an option to purchase preferred shares representing 5% of our share capital that we granted to Tene Investment Fund (“Tene”) in December 2006. See “ITEM 5: Operating and Financial Review and Prospects—Operating Results.”
(b)	Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of our subsidiaries, Caesarstone USA’s inventory at the time of its acquisition and Caesarstone Australia Pty Limited’s inventory that was purchased from its distributor, and the standard cost of our inventory, which adversely impacts our gross margins until such inventory is sold. The majority of the acquired inventory from Caesarstone USA was sold in 2011, and the majority of the inventory purchased from the Australian distributor was sold in 2012.
(c)	In 2011, litigation gain consists of a mediation award in our favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief executive officer of Caesarstone Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to us the ownership of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. We did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, we reversed the liability provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with the settlement.
(d)	Consists of the payment of $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to the completion of our IPO.
(e)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(f)	Relates to our writing down to zero the cost of inventory provided to Microgil, our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”
(g)	Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited. In 2012, share-based compensation consists primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer.

Adjusted EBITDA and adjusted net income attributable to controlling interest are metrics used by management to measure operating performance. Adjusted EBITDA represents net income excluding finance expenses, net, taxes on income, depreciation and amortization, equity in losses of affiliate, net, excess cost of acquired inventory, share-based compensation expense, IPO bonus, Caesarstone USA contingent consideration adjustment, litigation gain and Microgil loan and inventory write down. Adjusted net income attributable to controlling interest represents net income attributable to controlling interest excluding the Tene option revaluation, excess cost of acquired inventory, litigation gain, IPO bonus, Caesarstone USA contingent consideration adjustment, Microgil loan and inventory write down, share-based compensation expense plus adjustment for the related tax impact. We present adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting finance expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense). Adjusted EBITDA also excludes equity in losses of affiliate, net, because we believe it is helpful to view the performance of our business excluding the impact of our U.S. distributor, which we did not control, and because our share of the net income (loss) of the U.S. distributor includes items that have other been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA and adjusted net income attributable to controlling interest exclude the impact of share-based compensation and a number of items that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA and adjusted net income attributable to controlling interest facilitate internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA and adjusted net income attributable to controlling interest in measuring our performance relative to that of our competitors. Adjusted EBITDA and adjusted net income attributable to controlling interest are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our profitability or liquidity. We understand that although adjusted EBITDA and adjusted net income attributable to controlling interest are frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA and adjusted net income have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA and adjusted net income attributable to controlling interest do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	adjusted EBITDA and adjusted net income attributable to controlling interest do not reflect changes in, or cash requirements for, our working capital needs;

•	although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate adjusted EBITDA and adjusted net income attributable to controlling interest differently than we do, limiting its usefulness as a comparative measure.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business involves a high degree of risk. Please carefully consider the risks we describe below in addition to the other information set forth elsewhere in this annual report and our other filings with the SEC. These material risks could adversely affect our business, financial condition and results of operations.

Risks related to our business and our industry

Downturns in the home renovation and remodeling and new residential construction sectors or the economy generally and a lack of availability of consumer credit could adversely impact end-consumers and lower demand for our products, which could cause our revenues and net income to decrease.

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending. Spending in each of these sectors declined significantly in 2009 compared to 2008 in most of the markets in which we operate and, to date, many of these markets, including Australia, the United States and Europe, did not recover or recovered only to a small degree. Spending on home renovation and remodeling and new residential construction depends significantly on the availability of consumer credit, as well as other factors such as interest rates, consumer confidence, government programs and unemployment. Any of these factors could result in a tightening of lending standards by financial institutions and reduce the ability of consumers to finance renovation and remodeling expenditures or home purchases. Consumers’ ability to access financing varies across our operating markets. Declining home values, increased home foreclosures and tightening of credit standards by lending institutions in certain markets have negatively impacted the home renovation and remodeling and the new residential construction sectors in several of our key existing markets since 2008. The European, U.S. and Australian economies continue to be significantly impacted today. If these trends continue, we may be unable to grow our business and our revenues and net income may be adversely affected.

Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.

Our sales are currently subject to significant geographic concentration. In 2012, sales in Australia, the United States, Canada and Israel accounted for 30.0%, 29.3%, 13.6% and 12.3% of our revenues, respectively. Each country has different characteristics and our results of operations could be adversely impacted by a range of factors, including local competitive changes, changes in consumers’ quartz surface or countertop preferences and regulatory changes that specifically impact these markets. A downturn in levels of home renovation and remodeling or new residential construction spending in Australia, the United States, Canada or Israel, in particular, could adversely affect our revenues and net income.

Renovation and remodeling in Australia, our largest market, accounted for approximately 50% of our total sales in this country in 2012 and decreased 2.7% from July 2011 to June 2012. Similarly, housing starts decreased 11.7% from July 2011 to June 2012 following a decrease of 5.7% from July 2010 to June 2011. General economic conditions and our sales in Australia could be adversely impacted by an increase in imports from Asian manufacturers into Australia, future increases in interest rates placing pressure on the affordability of home renovation and remodeling and new residential construction projects and the strength of the Australian dollar, making lower priced and lower quality imported goods more competitive than our products, which may not be offset by any increased profitability we may experience from a stronger Australian dollar.

In the United States, our second largest market, consumers are continuing to experience difficulty in securing financing for home renovation and remodeling projects and the purchase of new homes, despite an improvement compared to the previous three years. In 2012, U.S. housing starts partially recovered growing 28% from 2011 while the home renovation and remodeling market remained weak. According to CoreLogic, a provider of consumer, financial and property information, it is estimated that as of the end of the third quarter of 2012, 22% of all U.S. residential properties with mortgages were underwater, meaning that the home is worth less than the amount owed by the homeowner on the mortgage. This could result in a disincentive to invest in renovation and remodeling projects in such homes.

Although we face different challenges and risks in each of these markets, due to the existence of a high level of geographic concentration, should an adverse event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

We face intense competition and competitive pressures, which could adversely affect our results of operations and financial condition.

Our quartz surface products compete with a number of other surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel and wood. We compete with these surface materials and other quartz surfaces on a range of factors, including brand awareness, product quality, new product development and time to market, technological innovation, pricing, customer service and breadth of product offerings. Since we seek to position our products as a premium alternative to other surface materials and other quartz surfaces, the perception among end-consumers of the quality of our products is a key competitive differentiator. In addition, to maintain our price levels, margins, competitive position and increase demand for our quartz surface products, we must continue to develop and introduce new product designs supported by proprietary manufacturing knowledge. Some of our competitors may be able to adapt to changes in consumer preferences and demand more quickly, devote greater resources to design innovation and establishing brand recognition, manufacture more versatile slab sizes, implement processes to lower costs, acquire complementary businesses, such as raw material suppliers, and expand more rapidly or adopt more aggressive pricing policies than we can. A number of our competitors have greater financial and capital resources than we do and continue to invest heavily to achieve increased production efficiencies and brand recognition. Competitors may also be in a better position to access emerging sales channels in various markets. Our revenues, margins and net income may be adversely affected if manufacturers of other surface materials or other quartz surface manufacturers successfully brand their products as premium products; consumers place less value on premium branded quartz surfaces; we are unable to develop new product designs that are supported by new technologies and know-how developed by us; or our manufacturing efficiency declines as a result of decreasing capacity and/or increased expenses to meet quality standards in connection with the use of new product development technologies. In addition, changes in any of these competitive factors may be sufficient to cause a distributor to change manufacturers, which would harm our sales in a particular market.

We face competition from providers of quartz surfaces that set prices considerably lower than the prices of our premium products, which could adversely impact our sales and margins.

We have invested considerable resources to position our quartz surface products as premium branded products. Due to our products’ high quality and positioning, we generally set our prices at a higher level than alternate surfaces and quartz surfaces provided by other manufacturers. We face competition in several markets, particularly in Australia and the United States, primarily from manufacturers located in the Asia-Pacific region that market quartz surface products at lower price points. Manufacturers in China, Vietnam and other countries in the Asia-Pacific region frequently benefit from labor and energy costs that are significantly lower than our costs and enable them to price their products lower than our products. Under these circumstances, we can face direct competition that significantly undercuts the prices that we are able to charge and that we seek to charge our customers, as well as the prices that our distributors and stonemasons are able to charge consumers. Even if we seek to lower the prices that we charge for our products in certain markets, we may be unable to achieve the same labor and energy costs in order to maintain current margins on our products. Some of these competitors have developed know-how and technical capabilities to manufacture products similar to our products and other competitors may do so in the future. We have also experienced instances, particularly in Australia, of our competitors marketing products with similar appearances and similar model names to some of our products. Competition of this nature may increase in the markets in which we operate and may develop in new markets. Even if these competitors are unable to compete with us in all markets in which we sell, the introduction of similar products may result in lowering or eliminating the value that distributors and end-consumers place on our premium brand and products. Such competition or change in perception could result in significantly lower sales and reduced profit margins.

Our results of operations may be adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency since July 1, 2012) and other currencies in which we conduct business. In 2012, 31.5% of our revenues were denominated in U.S. dollars, 30.0% in Australian dollars, 13.6% in Canadian dollars, 12.6% in Euros and 12.3% in NIS. Conversely, in 2012, the majority of our expenses were denominated in U.S. dollars, Euros and NIS, and a smaller proportion in Australian and Canadian dollars. As a result, a weakening of the Australian and Canadian dollars and a strengthening of the NIS and Euro against the U.S. dollar presents a significant risk to us and may impact our business significantly. For example, the NIS depreciated 7.7% against the U.S. dollar in the second half of 2012 compared to the second half of 2011, which resulted in our operating income increasing by $1.0 million, or 0.7% of our revenues in the second half of 2012, compared to the second half of 2011. Appreciation of the NIS against the U.S. dollar would have the opposite impact. Although we currently engage in derivatives transactions, such as forward contracts, to minimize our currency risk, future currency exchange rate fluctuations against which we have not adequately hedged could adversely affect our profitability. Moreover, our currency derivatives are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (originally issued as SFAS 133). Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. See “ITEM 11: Quantitative and Qualitative Disclosure About Market Risk.”

Changes in the prices of our raw materials, particularly polyester and other polymer resins and pigments, have increased our costs and decreased our margins and net income in the past and may increase our costs and decrease our margins in the future.

Polyester and other polymer resins, which act as a binding agent in our products, accounted for approximately 41% of our raw material costs in 2012. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in resin prices. For example, if the price of polyester and other polymer resins was to rise by 10%, and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would experience a decrease of approximately 1.2% in our gross profit margin. The cost of polyester and other polymer resins is a function of, among other things, manufacturing capacity, demand and the price of crude oil. We do not have long-term supply contracts with our suppliers of polyester and other polymer resins. We generally purchase polyester and other polymer resins on a quarterly basis and have found that increases in their prices are difficult to pass on to our customers. In 2009, average polyester prices dropped by approximately 27%, and during 2010, average polyester prices increased by approximately 20% followed by a further increase of approximately 12% in 2011. In 2012, however, polyester prices stabilized with an approximately 1% decrease in average prices during this period. In the past, we managed to offset a portion of these cost increases through purchase orders up to one quarter in advance. However, manufacturers are currently unwilling to agree to preset prices for periods longer than one or two months. Any future increases in polyester prices may adversely impact our margins and net income.

Pigments are also used to manufacture our quartz surface products. Although pigments account for a significantly lower percentage of our raw material costs than polyester and other polymer resins, fluctuations in pigment prices may also adversely impact our margins and net income. For example, the price of titanium dioxide, our principal white pigmentation agent, increased by approximately 35% during 2010. Such increases began to impact our margins in 2011. In 2011, average titanium dioxide prices increased an additional 36% approximately, however, in the following year, average titanium dioxide prices decreased by approximately 5%. In the event titanium dioxide prices increase in the future, our margins may be impacted. If the price of titanium dioxide were to increase by 10% and we were unable to pass along such increase to our customers or achieve other offsetting savings, we estimate that we would experience a decrease of approximately 0.3% in our margins.

We are working to increase our production capacity for our quartz surface products in order to meet anticipated demand through expanding our manufacturing facilities. If we fail to achieve this further expansion, we may be unable to grow our business and revenue, maintain our competitive position or improve our profitability.

We plan to expand our existing production capacity to meet anticipated demand through the construction of a fifth production line at our Bar-Lev manufacturing facility in Israel and the construction of a new manufacturing facility with capacity for two production lines in the United States. The fifth production line in the Bar-Lev facility is planned to be operational in two phases, the first during the fourth quarter of 2013 and the second during the first quarter of 2014. The first production line in the new U.S. facility is planned to be operational in the fourth quarter of 2014. The timing of the second U.S. production line’s construction is subject to the growth of our business. We have never established or operated manufacturing facilities outside of Israel and cannot assure you that we will be able to successfully establish or operate the U.S. facility in a timely or profitable manner, or at all. We will depend on third party construction companies to assist in the design, construction and validation of our new facilities. In addition, we will need to implement our quartz surface manufacturing proprietary technology and know-how in our U.S. facility. Our investments related to these production capacity increases in Israel and the United States are estimated to be approximately $18.5 million and $75.0 million, respectively, with $45.0 million of the total U.S. investment being invested through the end of 2014. The timing of the second U.S. production line’s construction is subject to the growth of our business and is expected to require an investment of $30.0 million. However, the actual costs related to these production capacity increases may be materially different from what we are currently estimating. In addition, the time it takes to complete these projects may be significantly longer than we currently expect due to reasons that may be outside of our control. In addition, we will need to obtain a number of permits and regulatory approvals prior, and subsequent to, commencing the operations of the additional production line at our Bar-Lev manufacturing facility and our new manufacturing facility in the United States. To obtain certain permits necessary to construct an additional production line at our Bar-Lev manufacturing facility, we must comply with the Ministry of the Environment’s requirements including those related to styrene emissions and waste water. See “ITEM 4: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters.” Our ability to operate an additional production line at our Bar-Lev manufacturing facility and the U.S. manufacturing facility successfully will greatly depend on our ability to hire, train and retain an adequate number of employees, in particular employees with the appropriate level of knowledge, background and skills. Should we be unable to hire such employees, and an adequate number of them, our business and financial results could be negatively impacted. If we are unable to establish or operate this facility or successfully transfer our manufacturing processes, technology and know-how in a timely and cost-effective manner, or at all, then we may experience disruptions in our operations and be unable to meet demand for our products, which could have a negative impact on our business and financial results. In addition, we believe that each of these investments will cause temporary inefficiencies that will adversely impact our margins in 2013 and 2014. If demand for our products decreases or if we do not produce the number of products that we plan to after the expansion projects are complete and operational, we may not be able to spread a significant amount of our fixed costs over the production volume, thereby increasing our per unit fixed cost, which would have a negative impact on our financial condition and results of operations.

We have experienced quarterly fluctuations in revenues and net income as a result of seasonal factors and building construction cycles, which are hard to predict with certainty. We expect that such quarterly fluctuations will increase in the future as we shift to selling through direct channels, which may increase the volatility of our share price and cause declines in our share price.

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. We believe that the third quarter of the year exhibits higher sales volumes than other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere when the weather is more favorable for new construction and renovation projects, as well as due to efforts to complete such projects before the beginning of the new school year. Conversely, the first quarter is impacted by a slowdown in new construction and renovation projects during the winter months as a result of adverse weather conditions in the northern hemisphere, and, depending on the date of the spring holiday in Israel in a particular year, the first or second quarter is impacted by a reduction in sales in Israel due to such holiday. Similarly, sales during the first quarter in Australia are negatively impacted by fewer construction and renovation projects due to public holidays. In the third quarter of 2012, we generated 15.2% more revenue and 55.7% higher adjusted EBITDA than the first quarter of 2012. Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

Consolidation in our industry may increase the competitive pressures to which we are subject and may enhance our competitors’ manufacturing, sales and marketing capabilities.

Due to the highly fragmented nature of the quartz surface market, we believe that consolidation is likely and a smaller number of large companies may take leading market positions. We believe we would encounter strong competition from any such larger companies following their consolidation. Larger companies are likely to benefit from economies of scale associated with quartz surface manufacturing that are becoming important to remain competitive in an increasingly global quartz surface market. Such economies of scale will be increasingly important as the quartz surface market matures in the future. In addition, larger companies may have significantly greater resources than we do to penetrate markets, in particular, by investing significant sums in raising awareness for their brand among end-consumers in order to drive sales of their products, as well as by operating manufacturing facilities closer to customers and end-consumers in various regions worldwide. If we are unable to grow our business organically or undertake our own acquisitions, we may lose market share, which could adversely affect our business, financial condition and results of operations.

Silicosis and related claims could have a material adverse effect on our business, operating results and financial condition.

Since 2008, 22 lawsuits have been filed against us or named us as third party defendants in Israel and one lawsuit has named Caesarstone USA, Inc. as a defendant in the United States. We have also received a number of additional letters threatening lawsuits on behalf of certain fabricators of our products in Israel or their employees in Israel alleging that they contracted illnesses, including silicosis, through exposure to fine silica particles when cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Each of the lawsuits that have been filed names defendants in addition to us, including, in certain cases, fabricators that employed the plaintiff, the Israeli Ministry of Industry, Trade and Employment, distributors of our products and insurance companies, and the lawsuit in the United States names a total of 26 defendants that are manufacturers of equipment utilized in stone fabricating or finishing operations or manufacturers and marketers of stone and engineered stone products, including us. Silicosis is an occupational lung disease that is progressive and sometimes fatal, and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles as a result of not well protected and not well controlled, or unprotected and uncontrolled, exposure while processing quartz, granite, marble and other materials can cause silicosis. Silica comprises 90% of engineered stones, and smaller concentrations of silica are present in natural stones. Various types of claims are raised in these lawsuits and in the letters submitted to us, including product liability claims, such as claims related to failure to provide warnings regarding the risks associated with silica dust. Damages totaling $62.1 million are specified in the lawsuits currently filed against us in Israel; however, the amount of general damages, which includes items such as pain and suffering and loss of future earnings, has not yet been specified in most of the lawsuits. As a result, there is uncertainty regarding the total amount of damages that may ultimately be sought. Total damages of $56.0 million, including $20.0 million of punitive damages, are sought in the U.S. lawsuit to which Caesarstone USA, Inc. was added as a 26th defendant approximately one year after commencement of the lawsuit. We believe that we have valid defenses to the lawsuits pending against us and to potential claims and intend to contest them vigorously.

At present, we do not believe that it is reasonably possible or probable that the lawsuits filed against us to date will have a material adverse effect on our financial position, results of operations, or cash flows, in part due to the current availability of insurance coverage. Nevertheless, all but five of the lawsuits are generally at a preliminary stage and no material determinations, including those relating to attribution of fault or amount of damages, have been made. There can also be no assurance that our insurance coverage will be adequate or that we will prevail in these cases. We are party to a settlement agreement that has been approved by a court with respect to one of the lawsuits filed. In that instance, the total settlement is for NIS 275,000 ($73,667) of which we have agreed to pay NIS 10,000 ($2,679) without admitting liability. Substantially all of the balance is payable by the fabricator that employed the individual in question and insurance companies. We can provide no assurance that other lawsuits will be settled in this manner or at all.

Our current liability insurance provider renewed our product liability insurance policy in November 2012 through March 30, 2014. However, there is no assurance that we will be able to obtain product liability insurance in the future on the same terms, including with the premium under our current policy, or at all. If our current insurance provider does not renew our product liability insurance policy in the future, it is uncertain at this time whether we will be able to obtain insurance coverage from other insurance providers in the future. We are not currently subject to any claims from our employees related to silicosis; however, we may be subject to such claims in the future. Our employer liability insurance policy excludes silicosis claims by our employees and, to the extent we become subject to any such claims, we may be liable for claims in excess of the portion covered by the National Insurance Institute of Israel. If our insurance providers refuse to renew our insurance, we are unable to obtain coverage from other providers, our policy is terminated early or we become subject to silicosis claims excluded by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance, and our management could expend significant time addressing such claims. These events could have a material adverse effect on our business and results of operations.

Consistent with the experience of other companies involved in silica-related litigation, there may be an increase in the number of asserted claims against us. Such claims could be asserted by claimants in different jurisdictions, including Israel, the United States, Canada, Australia and other markets where our products are distributed and sold and could result in significant legal expenses and damages. Existing or future claimants against us, in Israel or elsewhere, may seek to have their claims certified as class actions on behalf of a defined group. We believe that claimants in future silica-related claims involving us, if any, should be limited to persons involved in the fabrication of our products, including, but not limited to, cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting, and those in the immediate vicinity of fabrication activities, but may potentially include our employees. Any pending or future litigation is subject to significant uncertainty. We cannot determine the amount of potential damages, if any, in the event of an adverse development in a pending or future case, in part because the defendants in these types of lawsuits are often numerous, the claims generally do not specify the amount of damages sought, our product’s involvement may be speculative and the degree to which our product may have caused the alleged illness may be unclear. In addition, punitive damages may be awarded in certain jurisdictions.

Furthermore, we may face future engineering and compliance costs to enhance our compliance with existing standards relating to silica, or to meet new standards if such standards are heightened. Such costs may adversely impact our profitability.

We may encounter delays in manufacturing if we are required to change the suppliers for the quartz used in the production of our products.

Our principal raw materials are quartz, polyester and other polymer resins and pigments. We acquire quartz from quartz manufacturers from Turkey, India, Israel and a number of European countries. We typically transact business with our quartz suppliers on a purchase order basis. We cannot be certain that any of our current suppliers will continue to provide us with the quantities of quartz that we require or satisfy our anticipated specifications and quality requirements. We may also experience a shortage of quartz if, for example, demand for our products increases. Approximately 73% of our quartz was imported from suppliers in Turkey in 2012. There have recently been significant tensions between Turkey and the State of Israel that have raised questions as to whether commercial arrangements between companies in these countries would be adversely impacted. If tensions between Turkey and Israel continue or worsen, our Turkish suppliers may not provide us with quartz shipments. In addition, our products incorporate a number of types of quartz, including quartzite. One supplier in Turkey, Mikroman Madencilik San ve TIC.LTD.STI (“Mikroman”), supplies approximately 55% of our quartzite. Mikroman has committed to supply us with quartzite at agreed upon prices through the end of 2013 and, thereafter, at prices that will be agreed upon based on then effective market prices through the end of 2014. If we are unable to agree upon prices with Mikroman, if Mikroman ceases supplying us with quartzite or if our supply of quartz generally from Turkey is adversely impacted, we would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of our products. As a result, we may experience a delay in manufacturing, which could materially and adversely impact our reputation and results of operations.

We are subject to litigation, disputes or other proceedings, which could result in unexpected expenses and time and resources that could have a material adverse impact on our results of operation, profit margins, financial condition and liquidity.

In the past, claims have arisen from our relationships with distributors, service providers and employees. We are currently involved in the following material disputes:

•	In November 2011, Kfar Giladi Quarries Agricultural Cooperative Society Ltd. (“Kfar Giladi”), and Microgil Agricultural Cooperative Society Ltd. (“Microgil”), an entity we believe is controlled by Kfar Giladi, initiated arbitration proceedings against us that commenced in April 2012. We refer to Kfar Giladi and Microgil as the claimants. The claimants filed a complaint with the abritrator against us seeking damages of NIS 232.8 million ($62.4 million), and in August 2012, we filed a complaint with the arbitrator against the claimants seeking damages of NIS 76.6 million ($20.5 million). The arbitration arises out of a dispute related to a quartz processing agreement (the “Processing Agreement”) pursuant to which Kfar Giladi (which assigned its rights and obligations under the Processing Agreement to Microgil) committed to establish a production facility at its own expense within 21 months of the date of the agreement. Pursuant to the Processing Agreement, we committed to pay fixed prices for quartz processing services related to agreed upon quantities of quartz over a period of ten years from the date set for the claimants to commence operating the production facility. We estimate that the total amount of such payments would have been approximately $55 million. It is our position that the production facility established by the claimants was not operational until approximately two years after the date required by the Processing Agreement, and as a result, we were unable to purchase minimum quantities set forth in the Processing Agreement. It is also our position that the Processing Agreement was terminated by us following its breach by the claimants. In addition, we contend that once production began, the claimants failed to consistently deliver the required quantity and quality of ground quartz as agreed by the parties following the termination of the Processing Agreement. Our positions are disputed by the claimants.

•	In December 2007, we terminated our agency agreement with our former South African agent, World of Marble and Granite (“WOMAG”), on the basis that it had breached the agreement. In the same month, we filed a claim for NIS 1.0 million ($0.3 million) in the Israeli District Court in Haifa based on such breach. WOMAG has contested jurisdiction of the Israeli District Court, but subsequent appellate courts have dismissed WOMAG’s contest. In January 2008, WOMAG filed suit in South Africa seeking €15.7 million ($20.7 million). A court session was held in February 2012 to determine whether the South African Court had jurisdiction over the proceedings. The South African Court has held that it has jurisdiction to hear WOMAG’s claim, but we are appealing this decision.

An adverse ruling in these proceedings could have a material adverse effect on us. If we are unsuccessful in defending a claim or elect to settle a claim, we could incur material costs that could have a material adverse effect on our business, results of operations and financial condition. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

A key element of our strategy is to expand our sales in certain markets, such as the United States and Canada, which will require a substantial effort to build awareness and develop the quartz surface market, and our failure to do so would have a material adverse effect on our future growth and prospects.

A key element of our strategy is to grow our business by expanding sales of our products in certain existing markets that we believe have high growth potential, but in which we have a limited presence, as well as in select new markets. In particular, we intend to focus our growth efforts on the United States and Canada. In 2012, according to Freedonia, engineered quartz surfaces represented only 6% of the total countertops by volume installed in the United States. We face several challenges in achieving consumer acceptance and adoption of our products in the United States, Canada or other markets, including driving consumers’ desire to use quartz surfaces for their kitchen countertops and other interior settings. If the market for quartz surfaces does not develop as we expect or develops more slowly than we expect, our future growth, business, prospects, financial condition and operating results will be harmed. Our success will depend, in large part, upon consumer acceptance and adoption of our products in these markets. Consumer tastes and preferences differ in the markets into which we are expanding as compared to those in which we already have substantial sales. We may also seek to expand into additional markets in the future.

In connection with our growth strategy, we may enter into agreements with third parties pursuant to which we supply them quartz surface countertops as well as different surface material countertops, which may or may not be marketed under our brand. We may also be responsible for fabricating and installing countertops for end customers under such agreements. Entering into arrangements with third parties for surface materials and fabrication and installation services may impact our supply of countertops, inventory levels, quality and service level standards and ability to manage the installation and fabrication of countertops to meet customers’ demands and at reasonable prices.

We may face short-term challenges in meeting demand for our products prior to the expansion of our manufacturing facilities.

During the period until the expansion of our manufacturing facilities is complete, we expect to acquire a limited number of basic slab models from third-party engineered stone manufacturers which we will re-qualify, to meet demand for our products. We cannot assure you that we will be able to acquire basic slab models from third parties in the amounts necessary to meet demand for our products or at all. The delivery of our products may also be delayed as a result of obtaining basic slab models from third parties or the quality of such basic slab models may not meet our prior quality standards, which may negatively impact our brand and reputation or result in increased warranty claims from customers. In addition, obtaining basic slab models from third-party engineered stone manufacturers may adversely impact our margins in 2013 and 2014. If we experience demand for our products that exceeds our manufacturing capacity, we may not have sufficient inventory to meet our customers’ demands, which would negatively impact our revenues and potentially cause us to lose market share.

We face risks of litigation and liability claims on environmental, product liability and other matters, and the extent of such exposure can be difficult or impossible to estimate, but could negatively impact our financial condition and results of operations.

Our manufacturing facilities and operations are subject to numerous laws and regulations of the State of Israel relating to pollution and the protection of the environment, including those governing emissions to air, discharges to water, soil and water contamination, import, purchase, use, storage and transport of hazardous materials, storage, treatment and disposal of waste and protection of worker health and safety. Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws are subject to civil, and, in some cases, criminal sanctions. We may not have been, or may not be, at all times, in complete compliance with all requirements, and we may incur material costs or liabilities in connection with such requirements, or in connection with remediation at sites we own, or third-party sites where it has been alleged that we have liability, in excess of the amounts we have accrued. We may also incur unexpected interruptions to our operations, administrative injunctions requiring operation stoppages, fines and other penalties or be unable to renew our permits to operate our manufacturing facilities and expand the buildings at our manufacturing facilities to accommodate capacity increases.

From time to time, we face environmental compliance issues related to our two manufacturing facilities in Israel. At present, we have presented a plan to the Israeli Ministry of the Environment to address environmental regulatory issues related to the emission of styrene gas, and we are preparing a plan to address environmental regulatory issues related to waste water treatment and discharge. With respect to waste water treatment, we are in the process of developing plans to address the issues, and while we currently do not believe such plans will result in material expenditures, we can provide no assurance that material expenditures will not be required in the future. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which could negatively impact our financial condition and results of operations. Our ability to obtain necessary permits and approvals may be subject to additional costs and possible delays beyond what we initially plan for. In addition, our manufacturing facilities, and those of our raw material suppliers, must comply with applicable regulatory requirements.

From time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including environmental, contract, employment claims, product liability and warranty claims and claims related to modification and adjustment or replacement of product surfaces sold. We use various substances in our products and manufacturing operations, which have been or may be deemed to be hazardous or dangerous. We cannot predict whether we may become liable under environmental and product liability statutes, rules, regulations and case law of the countries in which we operate. The amount of any such liability in the future could be significant and may adversely impact our financial condition and results of operations.

A significant portion of our revenues is derived from the distribution of our products by third-party distributors, and our distributors’ actions may have an adverse effect on our business and results of operations.

Sales to third-party distributors accounted for 13.4% of our revenues in 2012. In indirect markets where we rely on third-party distributors, we depend on the success of their selling and marketing efforts. We have less control in markets where we sell through distributors than in markets where we distribute directly. The actions of our distributors could also harm our brand and company reputation in the marketplace. Any disruption in our distribution network could have a negative effect on our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations.

Some of our initial engagements with our distributors are pursuant to a memorandum of understanding granting such distributor one year of exclusivity in that market in consideration for meeting minimum sales targets. After the initial one-year period, we may enter into a distribution agreement for a three- to five-year period. However, in the majority of cases, we continue to operate on the basis of the memorandum of understanding, with or without its extension in writing, or without an operative agreement. We supply our products to distributors upon the receipt of a purchase order. Some of our distributors operate on nonexclusive terms of sale agreements or without any written agreements. The lack of a written agreement with many of our distributors may lead to ambiguities, costs and challenges in enforcing our rights. Our distribution agreements generally include annual sales targets, and if any distributor fails to meet its sales targets, we may attempt to terminate our distribution agreement with that distributor. Unless otherwise indicated in a specific agreement, if we terminate a distribution engagement without cause, we may be required to provide reasonable prior notice, although the exact period may not be specified. We have experienced difficulties, including litigation, in connection with the termination of certain of our distributors due to disputes regarding their terms of engagement. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.” We may be unable to distribute our products through another distributor within the territory during the notice period, which may have an adverse effect on our business and results of operations, our relationships with our customers and end-consumers and our brand reputation. This may also result in our loss of market share to competitors. Upon termination, we may experience difficulties in identifying and retaining new distributors. Distributors may generally terminate a distribution agreement with us upon reasonable notice (although our written agreements and memorandums of understanding with distributors, where applicable, provide for termination without cause only after the initial period). As a result, distributors may distribute a competitor’s quartz surfaces or other surface materials, which may cause us to lose market share. We may be unable to develop an alternative distribution network in a region. The termination of distribution arrangements may result in litigation. We may have to incur significant legal fees and management may have to devote significant effort, time and resources to defending litigation-related issues, which may detract from their ability to run our business.

We depend on our third-party distributors for the timely and accurate reporting of information related to the distribution of our products.

Generally, our distributors disclose to us sales volumes and other information on a monthly or quarterly basis. Among other things, the purpose of these disclosures is to enable us to monitor the level of sales to end-consumers and ensure that our distributors are not accumulating excessive quantities of our products in their inventory. We do not have audit rights with respect to these reports by our third-party distributors and, therefore, cannot verify their accuracy. An inaccurate report as to sales volumes could result in a significant and unexpected decline in sales to a distributor during a particular quarter. Even if the reports are accurate, a distributor may make subsequent revisions to the information it has provided or we may fail to understand the future sales prospects of a distributor. Either of these events could result in the accumulation of excess inventory by that distributor and unexpected fluctuations in our sales. Any of these events could adversely affect or cause unexpected fluctuations in our results of operations.

We sell our products through subsidiaries and distributors in 48 countries. Our operating results may suffer if we are unable to manage our international operations effectively.

Our products are sold in 48 countries throughout the world and we are therefore subject to risks associated with having international operations. In 2012, 85% of our revenues were derived from sales in Australia, the United States, Canada and Israel. We anticipate that sales from operations outside of Israel will continue to represent a significant portion of our total sales. Our sales and operations outside of Israel are subject to risks and uncertainties, including:

•	fluctuations in exchange rates;
•	fluctuations in transportation costs and transportation and time-to-market delays;
•	unpredictability of foreign currency exchange controls;
•	compliance with unexpected changes in regulatory requirements;
•	compliance with a variety of local regulations and laws;
•	difficulties in collecting accounts receivable and longer collection periods;

•	changes in tax laws and the interpretation of those laws; and
•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions.

In addition, certain jurisdictions could impose tariffs, quotas, custom duties, trade barriers and other similar restrictions on our sales. Moreover, our business operations could be interrupted and negatively affected by economic changes, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war and other economic or political uncertainties. All of these risks could also result in increased costs or decreased revenues, either of which could adversely affect our profitability. Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the jurisdictions in which we operate or where our products are sold. We may depend on distributors and agents outside of Israel for compliance and adherence to local laws and regulations. As we continue to expand our business globally, we may have difficulty anticipating and effectively managing these and other risks that our global operations may face, which may adversely affect our business outside of Israel and our financial condition and results of operations.

If we fail to effectively upgrade our information technology systems globally, our business and operations could be disrupted.

We believe that an appropriate information technology infrastructure is important in order to support the growth of our business. Our enterprise resources planning (“ERP”) software allows us to accurately enter, price and configure valid products in a made-to-order, demand-driven manufacturing environment. Configuration assistance is critical, given that our products can be built in a number of combinations of sizes, colors, textures and finishes, and our production control software enables us to carefully monitor the quality of our slabs. Given our recent global expansion, we have decided to implement a global ERP system based on an Oracle platform in the future. We commenced its implementation in Israel and Canada in March 2012 and currently expect the global ERP system to begin operating in Israel and Canada during the first half of 2013. We intend to expand implementation in Australia and the United States within one year from the implementation of the global ERP system in Israel and Canada. The project is expected to take approximately two years, and it is estimated that it will require capital expenditures of approximately $2.4 million for the entire project. We may experience difficulties implementing this global ERP system, including loss of data and decreases in productivity as personnel work to become familiar with these new systems. We may also experience delays in expanding its implementation in other countries and incur additional costs in connection with its global implementation. In addition, our management information systems will require modification and refinement as we grow and as our business needs change, which could prolong difficulties we experience with system transitions, and we may not always employ the most effective systems for our purposes. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business, and we may fail to meet our reporting obligations.

We may have exposure to greater than anticipated tax liabilities.

We have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. The amount of income tax that we pay could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates. Our facilities in Israel receive different tax benefits as “Approved Enterprises,” “Beneficiary Enterprises” or “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), with our production lines qualifying to receive different grants and/or reduced company tax rates and/or tax exemption periods. Therefore, some of our production lines also receive tax benefits based on our revenues and the allocation of those revenues between the two facilities in Israel. As a result, the Israeli taxing authorities could challenge our allocation of income between these two facilities and contend that a larger portion of our income is subject to higher tax rates. Taxing authorities outside of Israel, could challenge our allocation of income between us and our subsidiaries and contend that a larger portion of our income is subject to tax in their jurisdictions, which may have higher tax rates than the rates applicable to such income in Israel. Any change to the allocation of our income as a result of review by such taxing authorities could have a negative effect on our operating results and financial condition.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” (previously reported as FIN 48 “Accounting for Uncertainty in Income Taxes”) in determining our accrued liability for unrecognized tax benefits, which totaled $1.1 million as of December 31, 2012. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our business may be affected by changes in consumer preferences or the development of alternative surface products.

The majority of our end-consumers are those refacing or replacing kitchen countertops, and to a lesser extent, bathroom countertops and surfaces and other applications. Factors that strongly affect consumer purchasing decisions include popular home interior design trends, product quality, price, slab width, product line breadth, design leadership, time to market, customer service and distribution coverage. If we are unable to anticipate or react quickly to changes in consumer preferences in these areas, we may lose market share and our results of operations may suffer. In the future, consumers may not place as much value on branded quartz surfaces, which could reduce our market share or require us to lower our prices. End-consumers’ preferences may change in response to poor installations of our products by third parties, including fabricators and installers, which we do not control. Widespread or publicized inferior installations of our products could have a material adverse impact on our brand. End-consumers’ demand for our products could change if a serial manufacturing defect is identified in our products, which could harm our reputation in the marketplace. The development of a new surface material that decreases consumers’ demand for quartz products due to design, superior quality, price, technical parameters, level of service, availability, branding or other factors may also result in a loss of market share and our results of operations may suffer. For example, technical ceramic surfaces have been offered in different markets as countertops recently and may in the future be a strong competitor of quartz surface products, however, it is not yet known if they will pose such a threat. If we are unsuccessful in competing against a new surface material, we could lose future sales and market share, which would have an adverse impact on our revenues, profitability and cash flows.

The steps that we have taken to protect our brand and other intellectual property may not be adequate, and we may not succeed in preventing others from appropriating our intellectual property.

We have obtained trademark registrations that we consider material to the marketing of our products, all of which are marketed under the trade name Caesarstone, including CAESARSTONE®, CONCETTO®, and our Caesarstone logo. We have filed trademark applications for additional marks related to our product collections, including SUPREMO™ and MOTIVO™. In many of our markets we also use trademarks (registered and unregistered) for the various colors of our products. We believe that our trademarks are important to our brand, success and competitive position. In the past, some of our trademark applications for certain classes of applications of our products have been rejected or opposed in certain markets and may be rejected for certain application classes in the future. This may result in our inability to use our brand for certain applications of products, which could harm our competitive position and adversely impact our results of operations. We anticipate that, as the quartz surface market becomes increasingly competitive, maintaining and enhancing our brand may become more difficult and expensive. If we are unsuccessful in challenging a party’s products on the basis of trademark infringement, continued sales of these products could adversely affect our sales and our brand and result in the shift of consumer preference away from our products. We are currently subject to opposition proceedings with respect to applications for registration of our trademarks in certain jurisdictions with respect to certain trademark classifications. We have also in the past been, and may in the future be, subject to opposition proceedings with respect to applications for registration of our intellectual property, including but not limited to our trademarks. Barriers to registering our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

We have recently started to seek patent protection for some of our technologies. We have obtained a patent for certain of our technologies and have several pending patent applications that were filed in various jurisdictions, including the United States, Europe, Australia and Israel, which relate to our manufacturing technology and certain products. There can be no assurance that pending applications will be approved in a timely manner or at all, or that such patents will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we may choose not to pursue patents or other protection for innovations that subsequently become material to our business.

To protect our know-how and trade secrets, we customarily require our senior management and certain key employees to execute confidentiality agreements or otherwise agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring these employees to assign to us all inventions and intellectual property rights they develop in the course of their employment and agree not to disclose our confidential information. Despite our efforts, our know-how and trade secrets could be disclosed to third parties, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets, as well as related intellectual property protections in certain cases.

The actions we take to establish and protect trademarks may not be adequate to prevent imitation of our products and the offering of them under our trademarks by others or to prevent others from seeking to block sales of our products as violations of proprietary rights. In addition, the laws of certain foreign countries may not protect intellectual property rights to the same extent as the laws of the United States. For example, historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk to doing business in China. We may face significant expenses and liability in connection with the protection of our intellectual property rights outside the United States. Any litigation could be unsuccessful, may result in substantial costs and require significant attention by our management and technical personnel. If we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business or financial condition may be adversely affected.

Third parties have claimed, and may from time to time claim, that our current or future products infringe their patent or other intellectual property rights. Under such circumstances, we may be required to expend significant resources in order to contest such claims and, in the event that we do not prevail, we may be required to seek a license for certain technologies, develop non-infringing technologies or stop the sale of some of our products. In addition, any future intellectual property litigation, regardless of its outcome, may be expensive, divert the efforts of our personnel and disrupt or damage relationships with our customers.

We depend on our senior management team and other skilled and experienced personnel to operate our business effectively, and the loss of any of these individuals could adversely affect our business and our future financial condition or results of operations.

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess managerial, sales, marketing, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy and could adversely affect our business and our future financial condition or results of operations. We do not carry key man insurance with respect to any of our executive officers or other employees. We cannot assure you that we will be able to retain all of our existing senior management personnel or to attract additional qualified personnel when needed.

Our limited resources and significant competition for business combination or acquisition opportunities may make it difficult for us to complete a combination or acquisition, and any combination or acquisition that we complete may disrupt our business and fail to achieve our intended objectives.

We expect to encounter intense competition from other participants in our industry, including quartz surface manufacturers, suppliers and distributors, for business combination or acquisition opportunities in the highly fragmented global quartz surfaces market. Many of these participants are well-established and have significant experience identifying and effecting acquisitions of companies. These participants may possess greater technical, human and other resources, or more local industry knowledge than we do, and our financial resources may be relatively limited compared to many of them. In addition, while we believe there are a number of target businesses we might consider acquiring, including, in certain instances, our distributors, we may be unable to persuade those targets of the benefits of a combination or acquisition. Our ability to compete with respect to a combination with or acquisition of certain larger target businesses will be determined by, among other factors, our available financial resources. This inherent competitive limitation may give others an advantage in pursuing such combinations or acquisitions.

Any combination or acquisition that we effect will be accompanied by a number of risks, including the difficulty of integrating the operations and personnel of the acquired business, the potential disruption of our ongoing business, the potential distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses. In connection with any acquisition, we may encounter liabilities in the future associated with its business that we did not experience prior to the acquisition or that were unknown at the time of acquisition that could have an adverse impact on our results of operations. Any inability to integrate completed combinations or acquisitions in an efficient and timely manner could have an adverse impact on our results of operations. In addition, we may not recognize the expected synergies or benefits in connection with a future combination or acquisition. If we are not successful in completing combinations or acquisitions that we pursue in the future, we may incur substantial expenses and devote significant management time and resources without a successful result. In addition, future combinations or acquisitions could require the use of substantial portions of our available cash or result in dilutive issuances of securities.

Any difficulties with, or interruptions of, our manufacturing could delay our output of products and harm our relationships with our customers. If we are unable to continue to manufacture our existing products, our results of operations and future prospects will suffer.

Any difficulties with or interruptions of our manufacturing operations could delay our output of products and harm our relationships with our customers. Currently, we manufacture all of our products at our two facilities in Israel. Due to the specialized nature of our manufacturing equipment and the quartz surface industry, we have limited ability to outsource any part of our manufacturing to third parties. Our manufacturing production lines are comprised almost entirely of machinery from Breton S.p.A., the leading supplier to a limited number of companies that sell engineered stone manufacturing equipment. We depend on Breton S.p.A. for certain spare parts for our production line equipment and anticipate we will continue to do so in the future. Delays in obtaining machinery or specialty machine components from Breton S.p.A. could delay our output of products and any future production line expansion plans.

Damage to our manufacturing facilities caused by human error, software or hardware failures, physical or electronic security breaches, power loss or other failures or circumstances beyond our control, including acts of God, fire, explosion, flood, war, insurrection or civil disorder, acts of, or authorized by, any government, terrorism, accident, labor trouble or shortage, or inability to obtain materials, equipment or transportation could interrupt or delay our manufacturing or other operations. We may also encounter difficulties or interruptions as a result of the application of enhanced manufacturing technologies or changes to production lines to improve our throughput, or to upgrade or repair our production lines. Labor disputes could result in a work stoppage or strikes by employees that could delay or interrupt our output of products. Our insurance policies have limited coverage in case of significant damage to our manufacturing facilities and may not fully compensate us for the cost of replacement and any loss from business interruptions. As a result, we may not be adequately insured to cover losses in the case of significant damage to our manufacturing facilities. Any damage to our facilities or interruption in manufacturing, whether due to limitations in manufacturing capacity or arising from factors outside our control, could result in delays in meeting contractual obligations and could have a material adverse effect on our relationships with our distributors and on our revenues.

We have not yet determined whether our existing internal control over financial reporting is effective under Section 404 of the Sarbanes-Oxley Act of 2002 and, as an emerging growth company, are currently not required to obtain an auditor attestation regarding our internal control.

We will be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in our Annual Report on Form 20-F for the year ending December 31, 2013. Accordingly, we have only recently commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. Furthermore, unless we lose our status as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until 2017. The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Risks related to our relationship with Kibbutz Sdot-Yam

Our headquarters and principal manufacturing facility are located on lands leased by Kibbutz Sdot-Yam from the Israel Lands Administration and the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd. If we are unable to continue to use such lands, our results of operations and future prospects will suffer.

As of February 28, 2013, Kibbutz Sdot-Yam beneficially owned 54.3% of our ordinary shares. One of our two manufacturing facilities (as well as our headquarters and our research and development facilities) is located on lands leased by Kibbutz Sdot-Yam pursuant to two lease agreements between Kibbutz Sdot-Yam and the Israel Lands Administration (“ILA”), and an additional lease agreement between Kibbutz Sdot-Yam and the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd. (“Caesarea Development Corporation”). Pursuant to underlying lease agreements with the ILA and with the Caesarea Development Corporation, the ILA and the Caesarea Development Corporation may terminate their leases in certain circumstances, including if Kibbutz Sdot-Yam commences proceedings to disband or liquidate. If the leases were terminated, we may be unable to use the land where our headquarters and one of our manufacturing facilities are located, which would adversely affect our operations.

The first lease agreement between Kibbutz Sdot-Yam and the ILA expired in 2011 and Kibbutz Sdot-Yam has requested an extension pursuant to an option in the lease agreement for an additional 49 years through 2060. The second agreement between Kibbutz Sdot-Yam and the ILA was extended on several occasions for three- to five-year periods and most recently expired in late 2009. This agreement permits Kibbutz Sdot-Yam to use the property only for agriculture, residential and other internal community purposes, and previous agreements between Kibbutz Sdot-Yam and the ILA with respect to this property contained similar restrictions. In addition, this agreement required Kibbutz Sdot-Yam to receive the ILA’s approval before entering into the land use agreement with us permitting us to use the land and facilities, and no such approval was obtained. Our current use of the property and the rights granted to us by Kibbutz Sdot-Yam to use the land pursuant to the land use agreement may give the ILA the right to terminate the rights of Kibbutz Sdot-Yam to the property. Kibbutz Sdot-Yam is currently negotiating a long-term lease agreement with the ILA to replace the second lease agreement, which, among other things, would formally permit us to use the property in accordance with its present use and would permit Kibbutz Sdot-Yam to transfer its rights in the property to a third party.

The agreements between Kibbutz Sdot-Yam and the Caesarea Development Corporation permit Kibbutz Sdot-Yam to use the property for the community needs of Kibbutz Sdot-Yam. In addition, at least one of the agreements requires Kibbutz Sdot-Yam to receive Caesarea Development Corporation’s approval before entering into the land use agreement with us permitting us to use the land and facilities, and no such approval was obtained. Our current use of the property and the rights granted to us by Kibbutz Sdot-Yam to use the land pursuant to the land use agreement may give the Caesarea Development Corporation the right to terminate the rights of Kibbutz Sdot-Yam to the property. If the rights of Kibbutz Sdot-Yam to use the property were terminated, we may be unable to maintain our operations on these lands, which would have a material adverse effect on our results of operations. However, Caesarea Development Corporation charges Kibbutz Sdot-Yam based on the use of the relevant portion of the property for industrial purposes, and thus, has provided recognition to Kibbutz Sdot-Yam’s use of such portion of the property for industrial purposes.

Pursuant to agreements between us and Kibbutz Sdot-Yam that became effective in March 2012, we depend on Kibbutz Sdot-Yam with respect to acquiring new land as well as building additional facilities should we need them.

Pursuant to the land use agreement with Kibbutz Sdot-Yam that became effective in March 2012, we may not terminate the operation of either of the two production lines at our plant in Kibbutz Sdot-Yam as long as we continue to operate production lines elsewhere in Israel, and our headquarters must remain at Kibbutz Sdot-Yam. As a result of these restrictions, our ability to reorganize our manufacturing operations and headquarters in Israel is limited. In addition, pursuant to the new land use agreement, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use, subject to obtaining the permits required by law, Kibbutz Sdot-Yam will build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the additional monthly payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof. As a result, we depend on Kibbutz Sdot-Yam to build such facilities in a timely manner. While Kibbutz Sdot-Yam is responsible under the agreement for obtaining various licenses, permits, approvals and authorizations necessary for use of the property, we have waived any monetary recourse against Kibbutz Sdot-Yam for failure to receive such licenses, permits, approvals and authorizations.

Pursuant to an agreement with Kibbutz Sdot-Yam that became effective in March 2012 and remains effective through October 2017, if we wish to acquire or lease any additional lands, whether on the grounds of our Bar-Lev facility, or elsewhere in Israel, for the purpose of establishing new plants or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities on such land at its own expense in accordance with our needs; (ii) we will perform any necessary building adjustments at our expense; and (iii) Kibbutz Sdot-Yam will lease the land and the facility to us under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price. As a result, we depend on Kibbutz Sdot-Yam to act in connection with the expansion of our facilities. We may also incur greater costs associated with the purchase of additional land or the construction of additional facilities than we could obtain from a third-party due to our arrangement with Kibbutz Sdot-Yam. For more information with respect to these agreements, see “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions.” We have recently informed Kibbutz Sdot-Yam that we would like to acquire additional land on the grounds of our Bar-Lev facility, which we need in connection with our construction of a fifth production line at our Bar-Lev manufacturing facility, and under the abovementioned agreement entered into between Kibbutz Sdot-Yam and us, Kibbutz Sdot-Yam has agreed to lease it to us for the market price, which is currently under negotiation.

Regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Our headquarters, research and development facilities and one of our two manufacturing facilities are located on lands leased by Kibbutz Sdot-Yam, which beneficially owns a majority of our shares. We have entered into certain agreements with Kibbutz Sdot-Yam pursuant to which Kibbutz Sdot-Yam provides us with, among other things, a portion of our labor force, electricity, maintenance, security and other services. We believe that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties. As a result, the tax treatment for these transactions may be called into question. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our directors and executive officers who are members of Kibbutz Sdot-Yam may have conflicts of interest with respect to matters involving the company.

Five members of our board of directors, including our Chairman, one of our executive officers and a number of our key employees are members of Kibbutz Sdot-Yam, which beneficially owns a majority of our shares. Some of these individuals are also members of the management board of Kibbutz Sdot-Yam. These persons will have fiduciary duties to both us and Kibbutz Sdot-Yam. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Kibbutz Sdot-Yam and in some circumstances may have interests adverse to our interests. See “ITEM 6: Directors, Senior Management and Employees—Directors and Senior Management.”

Under Israeli law, our board, audit committee and shareholders may be required to reapprove certain of our agreements with Kibbutz Sdot-Yam every three years, and their failure to do so may expose us to liability and cause significant disruption to our business.

The Israeli Companies Law, 5759-1999 (the “Companies Law”) was recently amended to require the authorized corporate organs of a public company to approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years unless a company’s audit committee, constituted in accordance with the Companies Law, determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances. This requirement is relatively new and there is uncertainty regarding its implementation. Accordingly, our implementation of this requirement with respect to the agreements entered into between us and Kibbutz Sdot-Yam may be challenged by regulators and other third parties. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam.” Our audit committee has determined that the length of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, except for the manpower agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011 as it relates to office holders and the services agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011 (as amended). Accordingly, our manpower agreement with Kibbutz Sdot-Yam, as it relates to office holders, and our services agreement with Kibbutz Sdot-Yam will have to be reapproved every three years by our audit committee, board and shareholders. The approval of our shareholders must fulfill one of the following requirements:

•	a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or
•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2.0% of the voting rights in the company.

If our audit committee, board and shareholders do not reapprove the manpower agreement and the services agreement, or if it is determined that reapproval of our other agreements with Kibbutz Sdot-Yam is required every three years and the reapproval is not obtained, we will be required to terminate the agreements, which may be considered a breach under the terms of the agreements, and could expose us to damage claims and legal fees, and cause significant disruption to our business. In addition, we would be required to find suitable replacements for the services provided to us by Kibbutz Sdot-Yam under the manpower agreement, which may take time, and we can provide no assurance that we can obtain the same or better terms with a third party than those we have agreed to with Kibbutz Sdot-Yam.

Risks related to our ordinary shares

We cannot provide any assurance regarding the amount or timing of dividend payments.

Prior to our IPO, our controlling shareholders, Kibbutz Sdot-Yam and Tene, received periodic dividends. In connection with our IPO, we determined not to pay any dividends until at least March 21, 2013, one year following such offering. We currently expect that payments of dividends will be made from time to time based on the recommendation of our board of directors, after taking into account legal limitations, growth plans and contractual limitations under our credit agreements, and other factors that our board of directors may deem relevant. At this time we do not have a declared dividend policy, and we cannot provide assurances regarding the amount or timing of any dividend payments and may decide not to pay dividends in the future.

The price of our ordinary shares may be volatile.

Our ordinary shares were first offered publicly in our IPO in March 2012, at a price of $11.00 per share, and our ordinary shares have subsequently traded as high as $25.25 per share and as low as $10.08 per share through February 28, 2013.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;
•	variance in our financial performance from the expectations of market analysts;
•	announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans;
•	changes in the prices of our raw materials or the products we sell;
•	our involvement in litigation;
•	our sale of ordinary shares or other securities in the future;
•	market conditions in our industry;
•	changes in key personnel;
•	the trading volume of our ordinary shares;
•	changes in the estimation of the future size and growth rate of our markets; and
•	general economic and market conditions.

Although our ordinary shares are listed on the Nasdaq Global Select Market, an active trading market on the Nasdaq Global Select Market may not be sustained. If an active market for our ordinary shares is not sustained, it may be difficult to sell ordinary shares in the United States.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The controlling share ownership position of Kibbutz Sdot-Yam and the significant share ownership position of Tene will limit your ability to influence corporate matters.

As of February 28, 2013, Kibbutz Sdot-Yam beneficially owned 54.3% of our ordinary shares and Tene beneficially owned 23.2% of our ordinary shares. Kibbutz Sdot-Yam and Tene have entered into an agreement pursuant to which they have agreed to vote for each other’s nominees for our board of directors. Pursuant to the voting agreement, Kibbutz Sdot-Yam and Tene will vote together for six of the 11 members of our board of directors with Kibbutz Sdot-Yam nominating six nominees, and, for as long as Tene holds more than 8.25% of our outstanding share capital, for a seventh nominee selected by Tene. Our board of directors currently consists of 10 members. Kibbutz Sdot-Yam has the right to propose for nomination of an additional member to our board of directors. Once Kibbutz Sdot-Yam proposes such member, and he or she is elected at a general meeting of our shareholders, our board of directors will consist of 11 members. In addition, Tene will vote for such nominees as nominated by Kibbutz Sdot-Yam for the other four positions, provided these nominees are qualified in accordance with applicable law. The voting agreement will terminate if Tene’s holdings in our company decrease below 8.25%. As a result of this concentration of share ownership, Kibbutz Sdot-Yam acting on its own has, and in the future, should Kibbutz Sdot-Yam’s beneficial ownership of our shares be reduced, acting together with Tene, will have, sufficient voting power to effectively control all matters submitted to our shareholders for approval that do not require a special majority vote, including:

•	the composition of our board of directors (other than external directors);
•	approving or rejecting a merger, consolidation or other business combination; and
•	amending our articles of association, which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of shares of our ordinary shares that might otherwise give you the opportunity to realize a premium over then-prevailing market price of our ordinary shares. The interests of Kibbutz Sdot-Yam and Tene may not always coincide with the interests of our other shareholders. This concentration of ownership may also adversely affect our share price.

We are a “controlled company” within the meaning of Nasdaq listing standards and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

As a result of the number of shares beneficially owned by Kibbutz Sdot-Yam, we are a “controlled company” under the Nasdaq corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power for the election of director is held by an individual, group or another company. Pursuant to the “controlled company” exemption, we are not required to comply with the requirements that: (1) a majority of our board of directors consist of independent directors and (2) we have a compensation committee and a nominating committee composed entirely of independent directors with a written charter addressing each committee’s purpose and responsibilities. However, as required under a recent amendment to the Companies Law, we have a compensation committee that is comprised entirely of independent directors within the meaning of the Companies Law and Nasdaq corporate governance rules, which has a written charter approved by our board. See “ITEM 16G: Corporate Governance.” Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of Nasdaq. This will be the case even if we cease to be a “controlled company” within the meaning of the Nasdaq listing standards. As permitted under the Companies Law, our articles of association provide that the quorum for any ordinary meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital required under Nasdaq requirements. At an adjourned meeting, any number of shareholders constitutes a quorum. We also approve the adoption of, and material changes to, equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In the future, we may also choose to follow Israeli corporate governance practices instead of Nasdaq requirements with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may also choose to follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market, may provide less protection than is accorded to investors of domestic issuers. See “ITEM 16G: Corporate Governance.”

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission (“SEC”) as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Our United States shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for United States federal income tax purposes. There can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—passive foreign investment company considerations.”

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

As of February 28, 2013, we had 34,487,385 ordinary shares outstanding of which 26,706,250 ordinary shares are restricted securities that are not freely tradable. Sales by us or our shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Approximately 77.4% of our ordinary shares are beneficially owned by Kibbutz Sdot-Yam and Tene, and can be resold into the public markets in accordance with the requirements of Rule 144, including volume.

Kibbutz Sdot-Yam and Tene are currently entitled to require that we register their 26,706,250 ordinary shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration rights agreement.”

In addition to these registration rights, 1,316,098 ordinary shares are issuable under stock options granted to employees and office holders as of February 28, 2013. On March 23, 2012, we filed a registration statement on Form S-8 registering up to 2,375,000 ordinary shares that we may issue under our stock incentive plans, of which we have granted 1,545,200 options. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

Risks relating to our incorporation and location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity into 2013. In mid-2006, Israel was engaged in an armed conflict with Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon and disrupting most day-to-day civilian activity in northern Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. An armed conflict between Israel and Hamas in the Gaza Strip occurred again in November 2012. These conflicts involved missile strikes against civilian targets in various parts of Israel including most recently, central Israel, and negatively affected business conditions in Israel. Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our business, financial condition and results of operations.

Our facilities in the Bar- Lev Industrial Park are located in northern Israel and are in range of rockets that were fired during 2006 from Lebanon into Israel. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to deliver products to customers could be materially adversely affected. In addition, our commercial insurance does not cover losses that may occur as a result of acts of war, however, losses as a result of terrorist attacks are covered up to $20.0 million. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2012, we had 883 employees of whom 536 were based in Israel, including 73 kibbutz members, with whom we do not have a direct employment relationship and who are engaged under a manpower agreement with Kibbutz Sdot-Yam. Our employees in Israel, generally males, including executive officers, may be called upon to perform up to 36 days (in some cases more) of annual military reserve duty until they reach the age of 45 (and in some cases, up to 49) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the December 2008 and November 2012 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our male employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contract manufacturers related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

Our operations may be affected by negative economic conditions or labor unrest in Israel.

General strikes or work stoppages, including at Israeli sea ports, have occurred periodically or have been threatened in the past by Israeli trade unions due to labor disputes. These general strikes or work stoppages may have an adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner. These general strikes or work stoppages may prevent us from shipping our products by sea or otherwise to our customers, which could have a material adverse effect on our results of operations.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our Israeli facilities have been granted “Approved Enterprise” status by the Investment Center in the Israeli Ministry of Industry Trade and Labor or have the status of a “Beneficiary Enterprise” or “Preferred Enterprise,” which provides us with investment grants (in respect of certain Approved Enterprise programs) and makes us eligible for tax benefits under the Investment Law.

In order to remain eligible for the tax benefits of an “Approved Enterprise,” a “Beneficiary Enterprise” and/or a “Preferred Enterprise,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, which may include, among other things, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, filing certain reports with the Investment Center, complying with provisions regarding intellectual property and the criteria set forth in the specific certificate of approval issued by the Investment Center or the Israel Tax Authority. If we do not meet these requirements, the tax benefits could be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future, these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2010 was 25% of their taxable income and was reduced to 24% in 2011, rose again to 25% in 2012 and is currently expected to remain at that level.

Effective January 1, 2011, the Investment Law was amended. Under the amended Investment Law, the criteria for receiving tax benefits were revised. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible to be included in future Israeli tax benefit programs. Finally, in the event of a distribution of a dividend from the abovementioned tax-exempt income, in addition to withholding tax at a rate of 15% (or a reduced rate under an applicable double tax treaty), we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed in accordance with the effective corporate tax rate that would have been applied had we not relied on the exemption. See “ITEM 10: Additional Information—Taxation—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 1959.”

In November 2012, amendment No. 69 to the Investment Law (the “Trapped Earnings Law”) came into effect. The amendment provides temporary, partial, relief from taxation on distributions of dividends from exempt income for companies that elect the “relief option” through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (“Elected Earnings”) for a reduced tax rate ranging between 6% and 17.5%.

The amendment to the Investment Law stipulated that investments in subsidiaries, including in the form of acquisitions of subsidiaries from an unrelated party, may also be considered as a deemed dividend distribution event, increasing the risk of triggering a deemed dividend distribution event and potential tax exposure. The Israel Tax Authority’s interpretation is that this provision applies retroactively to investments and acquisitions made prior to the amendment.

In addition to the reduced tax rate, a distribution of Elected Earnings would be subject to a 15% withholding tax (or a reduced rate under an applicable double tax treaty). However, in the case of a dividend distribution, because we announced our election to apply the provisions of Amendment No. 68 prior to July 30, 2015, we will be entitled to distribute income generated by any Approved/Beneficiary Enterprise to our Israeli corporate shareholders tax free. If we do not meet the Trapped Earnings Law conditions, the tax benefits for the exempt income would be canceled when any dividend distribution of the exempt income occurs, and our Israeli taxable income would be subject to regular Israeli corporate tax rates (up to 25%).

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

We are incorporated in Israel. None of our directors nor our independent registered public accounting firm, are residents of the United States. None of our executive officers other than one executive officer is resident in the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Your rights and responsibilities as our shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of United States corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “ITEM 6: Directors, Senior Management and Employees—Board Practices— Board Practices—Fiduciary duties and approval of specified related party transactions under Israeli law—Duties of shareholders.” Because Israeli corporate law underwent extensive revisions approximately ten years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “ITEM 10: Additional Information—Acquisitions under Israeli law.”

Under Israeli law, our two external directors have terms of office of three years. In addition, our board of directors was entitled pursuant to our articles of association to designate two of our independent directors in office at the time of IPO and designated these two additional independent directors in November 2011 (in addition to our external directors) to have an initial term of three years in office. As a result, four of the ten members of our board of directors are subject to election after three years (with the two external directors continuing in the future to be subject to election every three years).

These provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Under Israeli law, we could be considered a “monopoly” and therefore subject to certain restrictions that may limit our ability to freely conduct our business to which our competitors may not be subject.

Sales in Israel accounted for 12.3% of our revenues in 2012. Our products account for a significant portion of kitchen countertop sales in Israel, but a relatively minor share of sales of all countertops and surface covers in Israel. Under the Israeli Restrictive Trade Practices Law, 1988, (the “Israeli Anti-Trust Law”), a company that supplies more than 50% of any product or service in Israel or in a specific area in Israel is deemed to be a monopoly. The determination of monopoly status depends on an analysis of the relevant product or service market.

Depending on the analysis and the definition of the relevant product market in which we operate, we may be deemed to be a “monopoly” under Israeli law. Under the Israeli Anti-Trust Law, a monopoly is prohibited from participating in certain business practices, including discriminating between customers or charging what are considered to be unfair prices, and from engaging in certain other practices in order to protect against unfair competition. The General Director of the Israeli Antitrust Authority has the right to determine that a company is a monopoly (including a determination that it is a monopoly that has abused its position in the market) and has the right to intervene by ordering such a company to change its conduct in matters that may adversely affect the public, including imposing business restrictions on a company determined to be a monopoly and giving instructions with respect to the prices charged by the monopoly. If the General Director determines that we are a monopoly and also finds that we have abused our position in the market by taking anti-competitive actions, such as those described above, it would serve as prima facie evidence in private actions against the company alleging that we have engaged in anti-competitive behavior. Furthermore, the General Director may order us to take or refrain from taking certain actions, which could limit our ability to freely conduct our business. To date, the General Director has not made a determination that we are a monopoly. We do not believe we are a monopoly or that our operations constitute a violation of the provisions of the Israeli Anti-Trust Law even if we were found to be a monopoly under the Israeli Anti-Trust Law, but we cannot guarantee this to be the case.

We have a significant market position in certain other jurisdictions and cannot assure you that we are not, or will not become, subject to the laws relating to the use of dominant product positions in particular countries, which laws could limit our business practices and our ability to consummate acquisitions.

ITEM 4: Information on Caesarstone

A.	History and Development of Caesarstone

Our History

Caesarstone Sdot-Yam Ltd. was founded in 1987 and incorporated in 1989. We are a leading manufacturer of high quality engineered quartz surfaces sold under our premium Caesarstone brand. Caesarstone is a pioneer in the engineered quartz surfaces industry. Our products consist of engineered quartz slabs that are currently sold in 48 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. In 2011, we acquired our former U.S. distributor and now generate a substantial portion of our revenues in the United States from direct distribution of our products. Our products are primarily used as kitchen countertops. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications. Our products’ hardness, as well as their non-porous characteristics, offer superior scratch, stain and heat resistance, making them extremely durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our innovative design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures.

In March 2012, we listed our shares on the Nasdaq Global Select Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-143950-7. Our principal executive offices are located at Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel, and our telephone number is +972 (4) 636-4555. We have irrevocably appointed Caesarstone USA as our agent to receive service of process in any action against us in any United States federal or state court. The address of Caesarstone USA is 6840 Hayvenhurst Ave., Suite 100, Van Nuys, California 91406. For more information about us, our website is www.caesarstone.com. The information contained therein or connected thereto shall not be deemed to be incorporated by reference in this annual report.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2012, 2011 and 2010 amounted to $13.5 million, $8.8 million and $5.5 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines, as well as the acquisition of the business of our former Australian distributor and Caesarstone USA. In order to support our overall business expansion, we will continue to invest in manufacturing equipment and components for our production lines. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise. We anticipate that our next major capital expenditures will be in 2013 and 2014 related to expanding our existing production capacity to meet anticipated demand through the construction of a fifth production line at our Bar-Lev manufacturing facility in Israel and the construction of a new manufacturing facility with capacity for two production lines in the United States. Our investments related to these production capacity increases in Israel and the United States are estimated to be approximately $18.5 million and $75.0 million, respectively, with $45.0 million of the total U.S. investment being invested through the end of 2014. The timing of the second U.S. production line’s construction is subject to the growth of our business and is expected to require an investment of $30.0 million. We also expect to incur an additional $1.4 million of capital expenditures over the next 18 months in connection with implementing a new global enterprise resource planning system. We anticipate our capital expenditures in 2013 and 2014 will be financed from cash generated from operations and our current cash position.

B.	Business Overview

We are a leading manufacturer of high quality engineered quartz surfaces sold under our premium Caesarstone brand. Although the use of quartz is relatively new, it is the fastest growing material in the countertop industry and continues to take market share from other materials, such as granite, manufactured solid surfaces and laminate. Between 1999 and 2012, global engineered quartz sales to end-consumers grew at a compound annual growth rate of 15.8% compared to a 4.4% compound annual growth rate in total global countertop sales to end-consumers during the same period. We believe that our strong brand awareness, leading market position, broad and innovative product offering and comprehensive market support provide us with substantial competitive advantages.

Founded in 1987, Caesarstone is a pioneer in the engineered quartz surfaces industry. Our products consist of engineered quartz slabs that are currently sold in 48 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. In 2011, we acquired our former U.S. distributor and now generate the substantial majority of our revenues in the United States from direct distribution of our products. Our products are primarily used as kitchen countertops in the renovation and remodeling and residential construction end markets. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications. Our products’ hardness, as well as their non-porous characteristics, offer superior scratch, stain and heat resistance, making them extremely durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our innovative design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures.

From 2005 to 2007, our revenue grew at a compound annual growth rate of 37.9%, and during the more challenging global economic environment from 2007 to 2012, at a compound annual growth rate of 17.8% In 2012, we generated revenue of $296.6 million, net income attributable to controlling interest of $39.6 million, adjusted EBITDA of $69.4 million and adjusted net income attributable to controlling interest of $44.0 million. See “ITEM 3: Key Information—Selected Financial Data” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest. In 2012, our four largest markets, Australia, the United States Canada and Israel, accounted for 30.0%, 29.3%, 13.6% and 12.3% of our total revenue, respectively.

Our Products

Our products are generally marketed under the Caesarstone brand. The substantial majority of our products are installed as countertops in residential kitchens. Other applications of our products include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces. Our engineered quartz slabs generally measure 120 inches long by 56 1/2 inches wide with a thickness of 1/2 of an inch, 3/4 of an inch or 1 1/4 inches. Engineered quartz surfaces are typically comprised of approximately 90% natural crushed quartz and approximately 10% polyester and other polymer resin and pigments. Our products’ quartz composition gives them superior strength and resistance to heat, scratches, cracks and chips. Polyester and other polymer resins, which act as a binding agent in our products, make our products non-porous and highly resistant to stains. Pigments act as a dyeing agent to vary our products’ colors and patterns.

We engineer our products with a wide range of colors, finishes, textures, thicknesses and physical properties, which help us meet the different functional and aesthetic demands of end-consumers. We offer a wide spectrum of design options in the engineered quartz surface industry with different colors, textures and finishes designed to appeal to end-consumers’ preferences. Our designs range from fine-grained patterns to coarse-grained color blends with a variegated visual texture. Through offering new designs, we capitalize on Caesarstone’s brand name and foster our image as a leading innovator in the engineered quartz surface industry.

Our product offerings include four collections, each of which is designed to have a distinct aesthetic appeal. We use a multi-tiered pricing model across our products and within each product collection ranging from highly granulated color and pattern varieties at lower price points to specialty, finely granulated or high demand varieties at higher price points. Each product collection is designed, branded and marketed with the goal of reinforcing our products’ premium quality.

We introduced our original product collection, Classico, in 1987, and today, this collection accounts for the substantial majority of our sales. Within this product collection, we offer approximately 70 different colors, with three textures and three thicknesses generally available for each of the collection’s colors. We have since introduced three additional product collections, Concetto, Motivo and Supremo, which are marketed as specialty high-end product collections. The Concetto product collection, launched in 2003, features engineered quartz surfaces with hand-incorporated semi-precious stones. We launched our Motivo product collection in 2009, which features a range of patterned textures that can be customized. In July 2010, we launched our Supremo product collection that is characterized by unique designs inspired by semi-precious stones. We believe our specialty product families increase our brand’s exposure to the entire product supply chain and, through eye-catching aesthetics, raise the profile of all of our products among end-consumers. We also regularly introduce new colors and designs to our product collections based on consumer trends. In 2012, we introduced an aggregate of 12 new colors to our Classico and Supremo collections.

A key focus of our product development is a commitment to substantiating our claim of our products’ superior quality, strength and durability. Our products undergo regular tests for durability and strength internally by our laboratory operations group and by external accreditation organizations. Many of our products are accredited by the National Sanitation Foundation (NSF), a U.S. non-profit, non-governmental organization overseeing standards development and product safety certifications. Our NSF Standard 51 certification certifies our products as safe for use in food preparation and easy to clean and sanitize. In addition, our products are certified as a low volatile organic compound product by GREENGUARD Indoor Air Quality, an independent, non-profit accreditation organization. Our products have been consistently highly ranked by the United States Green Building Council for their compliance with environmental standards, which allows contractors to receive Leadership in Energy and Design (LEED) points for projects incorporating our products.

Distribution

Our four largest markets based on sales are currently Australia, the United States, Canada and Israel. In 2012, sales of our products in Australia, the United States, Canada and Israel accounted for 30.0%, 29.3%, 13.6% and 12.3% of our revenues, respectively. Sales in these markets accounted for 85.1% of our revenues in 2012.

Direct Markets

We currently have direct sales channels in Australia, the United States, Canada, Israel and Singapore. Our direct sales channels allow us to maintain greater control over our entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers regarding new developments in tastes and preferences, and have greater control over inventory management. Our warehouses in each of these countries maintain inventories of our products and are connected to the subsidiary’s sales department. We supply our products primarily to stonemasons, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers to use Caesarstone products for a project.

In Israel, where our headquarters and manufacturing operations are located, we distribute our products directly to several local distributors who in turn sell to fabricators. This arrangement minimizes our financial exposure to end-consumers and provides us with significant depth of coverage in the Israeli market. Although we sell our products to distributors in this market, we consider this a direct market due to the warranty we provide to end-consumers in this market, as well as due to our fabricator technical instruction programs and our robust local sales and marketing activities.

In Canada, the United States and Singapore, we have established direct distribution channels in each country with locations in major urban centers complemented by various sub-distributor arrangements in certain areas of the United States. Similar to Australia, in each of these markets, we and our sub-distributors supply our products generally to stonemasons who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers to use Caesarstone products for a project.

Indirect Markets

We distribute our products in other territories in which we do not have a direct sales channel through third-party distributors, who generally distribute our products on an exclusive or non-exclusive basis in a specific country or region to fabricators. Fabricators sell our products to contractors, developers, builders and consumers. In most cases, we engage one distributor to serve a country or region. Today, we sell our products in over 40 countries through third-party distributors. Sales to third-party distributors accounted for 13.4% of our revenues in 2012, after our shift to direct distribution in the United States and Canada in the first half of 2011. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, stonemasons, builders and contractors within their respective territory.

We work closely with our distributors to assist them in preparing and executing a marketing strategy and comprehensive business plan. Our distributors are responsible for the sales and marketing of our products and providing technical support to their customers within their respective territories. To assist distributors in the promotion of our brand in these markets, we provide our distributors with marketing materials and in certain cases, monetary participation in marketing activities. Our distributors devote significant effort and resources to generating and maintaining demand for our products along all levels of the product supply chain in their territory. To this end, distributors use our marketing products and strategies to develop relationships with local builders, contractors, developers, architects and designers.

Sales and Marketing

Sales

In our direct markets, we primarily sell directly to fabricators (with limited sales to sub-distributors in the United States and Australia), such as in Australia where we sell our products through our Australian subsidiary, in Canada, where we sell our products through our joint venture, in the United States where we sell our products through our U.S. subsidiary and in Singapore, where we sell our products through our Singaporean subsidiary. Similar to our indirect markets, in Israel, we sell to a limited number of distributors who sell our products to fabricators; however, we consider this a direct market due to our warranty program, our fabricator technical instruction program and our sales and marketing operations in this country. In our indirect markets we sell to third-party distributors who in turn sell our products to fabricators for sizing, fabricating and installation at a project site. In both cases, we manufacture engineered quartz slabs on a purchase order basis and ship our products from our two manufacturing facilities in Israel.

In our indirect sales markets, we sell our products to distributors who are responsible for selling our products to fabricators. In some cases, our distributors sell to sub-distributors located within the territory who in turn sell to fabricators. Unlike distributors, sub-distributors do not engage in brand promotion activities and their activities are limited to sales promotion, warehousing and distributing to fabricators or other customers. We do not control the pricing terms of our distributors’ or sub-distributors’ sales to fabricators. As a result, prices for our products for fabricators vary among markets.

In recent years, our sales department, which is based in Israel, has focused on penetrating new markets, as well as further developing our key growth markets. We have developed a comprehensive methodology for evaluating and entering new markets. In particular, we analyze several factors within a market, including existing demand for stone products supported by stone installation capabilities, gross domestic product per capita, the competitive landscape and the economic growth rate. We focus our efforts on those markets that we believe offer significant growth opportunity for our products. Potential distributors are evaluated based on their experience in the surface products industry, logistics and distribution capabilities and suitability to market our products. During the past two years, we significantly increased the number of countries where our distributors operate by appointing distributors in several new countries on an exclusive or non-exclusive basis, including Brazil, Russia and Turkey. We intend to continue to penetrate new markets in collaboration with distributors.

During the past eight years, we have also significantly increased our revenues within our key existing markets, Australia, the United States, Canada and Israel. We believe our products still have significant growth opportunities in Australia, Canada and the United States. We intend to continue to invest resources to further strengthen and increase our penetration in each of these markets.

In the future, we may enter into agreements with home furnishing retailers to be their supplier of quartz countertops and may agree to do so without placing our brand on such products. Pursuant to such agreements, we may also agree to acquire other countertop materials from third parties and to be responsible for fabricating and installing countertops.

Marketing

We position our engineered quartz surfaces as premium branded products in terms of their designs, quality and pricing. Through our marketing, we seek to convey our products’ ability to elevate the overall quality of an entire kitchen or other interior setting. Our marketing strategy is to deliver this message every time our customers or end-consumers come in contact with our brand. We also aim to communicate our position as a global leader in engineered quartz surface innovation and technology.

The goal of our marketing activities is to drive marketing and sales efforts through our distributors while creating demand for our products from fabricators and end-consumers, which we refer to as a “push-and-pull demand strategy.” We believe that the combination of both pushing our products through all levels of the product supply chain while generating demand from end-consumers differentiates us from our competitors in the engineered quartz and surface material industries.

We believe that by localizing our marketing activities at the distributor level, we increase the global exposure of our brand while tailoring marketing activities to the individual needs, tastes and preferences of a particular country. As such, marketing activities across our markets differ as we aim to promote sales among those who have the greatest influence on public perception in each market.

We and our distributors implement a multi-channel marketing strategy in each of our territories and market not only to our direct customers, but to the entire product supply chain, including fabricators, developers, contractors, kitchen retailers, builders, architects and designers. We use multiple marketing channels, including advertisements in home interior magazines and websites, the placement of our display stands and sample books in kitchen retails stores and our company website. Through our Caesarstone University program we educate fabricators and stonemasons about our products, their capabilities and installation methods through manuals and seminars. As a result, our markets benefit from highly trained fabricators and stonemasons with a comprehensive understanding of our products and the ability to install our products in a variety of applications.

Our marketing materials are developed by our central marketing department in Israel and the substantial majority of our distributors use these materials in their respective local market, which helps ensure the consistency of the Caesarstone brand globally. We offer our distributors a refund of a small percentage of their total purchases from us to buy our marketing materials, such as product brochures, promotional packages, print and online advertising materials, sample books, exhibition infrastructure, signage and stationary and display stands. This provides our distributors with significant flexibility to choose the best marketing strategy to implement in their particular territory. Local marketing departments in Australia and in the United States develop their own marketing materials, in addition to using our marketing materials, due to the size and particular characteristics of these territories. In 2012, we spent $14.9 million on advertising.

Our websites are a key part of our marketing strategy. We operate a global company website that serves as the website for all of our distributors. Certain of our third-party distributors and subsidiaries maintain their own websites, which are in accordance with our brand guidelines and link to our website. Our websites enable fabricators and end-consumers to view currently available designs, photo galleries of installations of our products in a wide range of settings, and read product success stories, which feature high profile individuals’ and designers’ use of our products. We also seek to attract positive attention to our brand and products through a range of other methods, such as home design shows, design competitions, social media and through our products’ use in high profile projects and iconic buildings.

Research and Development

Our research and development department is located in Israel and is comprised of 12 employees with extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. A small portion of our research and development efforts has benefited from grants from the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade and Labor. In 2012, research and development costs, net of participation by the OCS, accounted for approximately 0.7% of our total revenues.

The strategic mission of our research and development team is to develop and maintain innovative and leading technologies and top quality designs, develop new and innovative products according to our marketing department’s roadmap, increase the cost-effectiveness of our manufacturing processes and raw materials, and generate and protect company intellectual property in order to enhance our position in the engineered quartz surface industry. We also study and evaluate consumer trends by attending key exhibitions and hosting international design workshops in-house with market and design specialists from around the world. For example, in March 2010, our research and development team developed our “Pure White” product in response to the increasing demand for white surfaces in residential and non-residential applications. In addition, the introduction of our Supremo collection in July 2010 and our supernatural designs within our Classico collection at the end of 2012 were the result of a new proprietary technologies developed by our research and development department, which allows for the creation of unique designs inspired by natural stones.

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our indirect markets, we provide all of our distributors a limited direct manufacturing defect warranty. In all of our indirect markets, distributors are responsible for providing warranty coverage to end-customers. The warranties provided by our distributors vary in length with a three-year warranty provided in Europe, a lifetime warranty provided in the United States and, in most cases, a ten-year warranty provided in our other territories. For end-consumers, warranty issues on our products sold abroad are addressed by our local distributor. In Israel, we provide end-consumers with a direct warranty on our products for three years. Generally, following an end-consumer call, technicians are sent to the product site within 24 hours. In Australia, our largest market, we provide end-consumers with a limited ten-year warranty on our products for interior countertop applications. We provide our distributors with training and knowledge for handling local warranty issues, and our personnel in Israel are available to our distributors to address warranty issues on an as-needed basis. We believe our comprehensive global customer service capabilities differentiate our company from our competitors.

We also differentiate ourselves from our competitors through our Caesarstone University program by providing important services to fabricators, stonemasons and distributors, including readily accessible resources and tools regarding the installation and fabrication of our products. The education of fabricators and stonemasons minimizes defects and improves the installed finished product at the end consumers’ project site. We believe this program contributes to the low number of warranty claims on our products.

Raw Materials and Service Provider Relationships

Quartz, pigment and polyester and other polymer resins are the primary raw materials used in the production of our products. We acquire our raw materials from third-party suppliers. Suppliers ship our raw materials to our manufacturing facilities in Israel primarily by sea and all of our raw materials are inspected at the suppliers’ facilities and upon arrival at our manufacturing facilities in Israel. We believe our strict raw material quality control procedures differentiate our products from our competitors because they contribute to our products’ limited number of product defects and the superior quality and appearance of our products.

Our principal raw material, quartz, is acquired from manufacturers generally in Turkey, India, Israel and a number of European countries. We require supplies of particular grades of quartz, including quartzite, for our products. One supplier in Turkey, Mikroman, supplied approximately 55% of our quartzite in 2012. Mikroman has committed to supply us with quartzite at agreed upon prices through the end of 2013 and, thereafter, at prices that will be agreed upon based on then effective market prices through the end of 2014. If we are unable to agree upon prices with Mikroman, Mikroman ceases supplying us with quartzite or if our supply of quartz generally from Turkey is adversely impacted, we would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of our products. We typically transact business with our suppliers on a purchase order basis. Other than with respect to the quartzite that we obtain from our Turkish supplier, we believe that the raw materials we use are available from additional sources within a relatively short period of time.

Raw quartz must be processed into finer grades of sand and powder before we use it in our manufacturing process. We purchase quartz in two forms: quartz already processed by quartz suppliers and quartz boulders from quartz suppliers, which are then processed by a processor prior to their use in the manufacturing process. We receive such processing services exclusively from our quartz suppliers.

In most cases, we purchase polyester and other polymer resins based on monthly and up to quarterly purchase orders with several suppliers outside of Israel. However, currently, suppliers are unwilling to agree to preset prices for periods longer than one or two months. The cost of polyester and other polymer resins, which generally correlates with oil prices, has fluctuated significantly over the past two years. In the past, we have minimized the impact of these fluctuations on our results of operations through advance purchases of inventory whenever possible and through implementing cost control measures and programs to enhance the efficiency of other elements of our manufacturing operations. From December 2010 to April 2011, there were significant cost increases for future purchases of polyester and other polymer resins although prices have subsequently declined moderately.

Our pigments are purchased in Israel and from suppliers abroad. We are exposed, although to a lesser extent than with resins, to fluctuations in the prices of pigments. Our strategy is to maintain, whenever practicable, multiple sources for the purchase of our raw materials to achieve competitive pricing, provide flexibility and protect against supply disruption.

Manufacturing and Facilities

Our products are manufactured at our two manufacturing facilities located in Kibbutz Sdot-Yam in central Israel and Bar-Lev Industrial Park in northern Israel. We completed our Bar-Lev manufacturing facility in 2005, which included our third production line, and we established our fourth production line at this facility in 2007, which doubled our production capacity. Finished slabs are shipped from our facilities to distributors and customers worldwide. We maintain two fully automated production lines at each facility. In the near term, we plan to expand our existing production capacity to meet anticipated demand through the construction of a fifth production line at our Bar-Lev manufacturing facility in Israel and the construction of a new manufacturing facility with capacity for two production lines in the United States. The fifth production line in the Bar-Lev facility is planned to be operational in two phases, the first during the fourth quarter of 2013 and the second during the first quarter of 2014. The first production line in the new U.S. facility is planned to be operational in the fourth quarter of 2014, and the timing of the second production line’s construction is subject to the growth of our business. During the interim period until the expansion projects are complete, we expect to acquire a limited number of basic slab models from third party engineered stone manufacturers to meet demand for our products.

The manufacturing process for our products involves blending approximately 90% natural crushed quartz with approximately 10% polyester and other polymer resins and pigments. Using machinery acquired primarily from Breton S.p.A., the leading supplier of engineered stone manufacturing equipment, together with our proprietary manufacturing enhancements, this mixture is compacted into slabs by a vacuum and vibration process. The slabs are then moved to a curing kiln where the cross-linking of the resin is completed. Lastly, the slabs are gauged, calibrated and polished to enhance shine.

We maintain strict quality control and safety standards for our products and manufacturing process. As a result, we believe that utilizing in-house manufacturing facilities are the most effective way to ensure that our end-consumers receive high quality products. Our manufacturing facilities have several safety certifications from third-party organizations, including an OHSAS 18001 safety certification from the International Quality Network for superior manufacturing safety operations.

Seasonality

For a discussion of seasonality, please refer to “ITEM 5: Operating Results—Quarterly results of operations and seasonality.”

Competition

We believe that we compete principally based upon product quality, new product development, brand awareness, pricing, customer service and breadth of product offerings. We believe that we differentiate ourselves from competitors on the basis of our signature product designs, our ability to offer our products in major markets globally, our focus on the quality of our product offerings, our customer service oriented culture, our high involvement in the product supply chain and our leading distribution partners.

The dominant surface materials used by end-consumers in each market vary. Our engineered quartz surface products compete with a number of other surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel, wood and technical ceramic, a new countertop surface material entrant. The manufacturers of these products consist of a number of regional and global competitors. Some of our competitors may have greater resources than we have, and as a result, may adapt to changes in consumer preferences and demand more quickly, devote greater resources to design innovation and establishing brand recognition, manufacture more versatile slab sizes and implement processes to lower costs.

The engineered quartz surface market is highly fragmented and is also served by a number of regional and global competitors. We also face competition from low-cost manufacturers in Asia, particularly in Australia, and the United States. Large multinational companies have also invested in their engineered quartz surface production capabilities. We believe that we are likely to encounter strong competition from these competitors as a result of consolidation in the industry in the future. Such consolidation is likely to occur as a result of the economies of scale associated with engineered quartz manufacturing that are becoming important to remain competitive in an increasingly global engineered quartz surface market and will be increasingly important as the engineered quartz market matures in the future.

Information Technology Systems

We believe that an appropriate information technology infrastructure is important in order to support the growth of our business. Our enterprise resources planning (“ERP”) software allows us to accurately enter, price and configure valid products in a made-to-order, demand-driven manufacturing environment. Configuration assistance is critical, given that our products can be built in a number of combinations of sizes, colors, textures and finishes, and our production control software enables us to carefully monitor the quality of our slabs. Given our recent global expansion, we have decided to implement a global ERP based on an Oracle platform. We commenced its implementation in Israel and Canada in March 2012 and currently expect the global ERP to begin operating in Israel and Canada during the first half of 2013. We intend to expand implementation in Australia and the United States within one year from April 2013. The project is expected to take approximately two years and we estimate that it will require capital expenditures of approximately $2.4 million for the entire project.

Intellectual Property

Our Caesarstone brand is central to our business strategy, and we believe that maintaining and enhancing the Caesarstone brand is critical to expanding our business.

We have obtained trademark registrations in certain jurisdictions that we consider material to the marketing of our products, all of which are used under the trade name Caesarstone, including CAESARSTONE®, CONCETTO®, and our Caesarstone logo. We have trademark applications for additional marks that we use to identify certain product collections, including SUPREMO™ and MOTIVO™, as well as other marks used for certain of our products. While we expect our applications to mature into registrations, we cannot be certain that we will obtain such registrations.

To protect our know-how and trade secrets, we customarily require our employees and managers to execute confidentiality agreements or otherwise agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring these employees to assign to us all inventions and intellectual property rights they develop in the course of their employment and agree not to disclose our confidential information.

We recently began to pursue a strategy of seeking patent protection for some of our latest technologies. We have obtained patents for certain of our technologies and have pending patent applications that were filed in various jurisdictions, including the United States, Europe, Australia and Israel, which relate to our manufacturing technology and certain products. No patent application is material to the overall conduct of our business.

Environmental and Other Regulatory Matters

Our manufacturing operations are subject to the requirements of environmental laws and regulations in Israel, as well as specific conditions set forth in the business licenses and permits related to the use, storage and discharge of hazardous materials granted by national and municipal authorities in Israel for the operation of our Sdot-Yam and Bar-Lev manufacturing facilities. Our business licenses for our facilities each contain conditions related to a number of requirements, including with respect to disposal of effluent, air quality, process sludge, the handling of waste and chemicals.

From time to time, we face environmental compliance issues related to our two manufacturing facilities in Israel. At present, we are considering remedial steps to address issues related to the following:

•	In January 2010, the Israel Ministry of the Environment ordered us to remove sludge waste that was disposed of in 2009 in a number of locations in northern Israel claiming that such disposal was unlawful. We have engaged in discussions with the Israel Ministry of the Environment with respect to which sites will require waste removal. In 2009, we reserved $0.7 million, which we believe will be adequate for anticipated future clean-up expenditures associated with such disposals and do not expect that it is reasonably possible that significant additional costs in excess of the amount reserved will be required.

•	We are currently seeking to further reduce the amount of styrene gas emitted by both of our facilities in order to become compliant with applicable requirements under Israeli laws and regulations and have been required by the Israeli Ministry of the Environment to comply with such regulations at both of our plants in Israel.

•	We currently dispose of waste water from our Bar-Lev manufacturing facility to a treatment plant pursuant to a temporary permit obtained from the Israeli Ministry of the Environment that was recently extended until May 31, 2013. The Ministry of the Environment has stated that the temporary permit will not be renewed and that we must find an alternative solution for disposal of the waste water if we cannot improve its quality. In addition, we currently dispose of waste water at our Sdot-Yam facility pursuant to a temporary permit obtained from the environmental unit of the local municipal authority that is valid through August 1, 2013; however, we have not received approval from the Israeli Ministry of the Environment for this waste water disposal. We are currently developing plans to improve our waste water quality at both of our facilities to comply with applicable requirements under Israeli environmental laws. We currently do not believe such plans will result in material expenditures; however, we are still in the process of developing such plans and can provide no assurance that material expenditures will not be required in the future.

•	In May 2011, we received a letter from the Israeli fire regulation authorities detailing fire protection measures required at our facility in Kibbutz Sdot-Yam to obtain the necessary fire regulatory approval for such facility. We have established a program with the fire regulation authorities to adjust our fire protection measures to comply with their requirements. We expect this program to be implemented by us in 2013 and 2014.

•	To obtain the permits we are required to receive in connection with construction we completed at our Sdot-Yam facility in the recent past, we must comply with the Ministry of the Environment’s requirements related to styrene emissions. In addition, to obtain the permits necessary to construct a fifth production line at our Bar-Lev manufacturing facility, which is expected to be operational in two phases, the first in the fourth quarter of 2013 and the second during the first quarter of 2014, we must comply with the Ministry of the Environment’s requirements related to styrene emissions and waste water.

Other than as described above, we believe that we operate our facilities in compliance in all material respects with applicable environmental requirements. However, there can be no guarantee that these or newly discovered matters will not result in material costs.

Legal proceedings

See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.	Organizational Structure

The legal name of our company is Caesarstone Sdot-Yam Ltd. and Caesarstone was organized under the laws of the State of Israel. We have five wholly owned subsidiaries: Caesarstone Australia PTY Limited, which is incorporated in Australia, Caesarstone South East Asia PTE LTD, which is incorporated in Singapore, Caesarstone Canada Inc., which is incorporated in Canada and Caesarstone USA, Inc. and Caesarstone Technologies USA, Inc., both of which are incorporated in the United States. We sell our products in 48 countries through our subsidiaries and distributors.

D.	Property, Plants and Equipment

Our manufacturing facilities are located on the following properties in Israel:

Properties	Leased	Location	Purpose	Size
Kibbutz Sdot-Yam(1)	Short-Term Renewing Lease	Caesarea, Central Israel	Headquarters, manufacturing facility, research and development	23,032 square meter manufacturing facility, 3,851 square meter covered yard, 53,972 square meter yard

Bar-Lev Industrial Park(2)	98-Year Lease	Carmiel, Northern Israel	Manufacturing facility	19,178 square meter manufacturing facility, 63,680 square meter year

(1)	Leased pursuant to a land use agreement with Kibbutz Sdot-Yam entered into in March 2012 with a term of 20 years, which replaced the former land use agreement. The lands on which these facilities are located are held by the Israel Lands Administration (“ILA”) and leased or subleased by Kibbutz Sdot-Yam pursuant to the following agreements: (i) a lease from the ILA signed in July 1978 that commenced in 1962 and expired in 2011 for which Kibbutz Sdot-Yam has requested an extension pursuant to an option in the lease agreement for an additional 49 years through 2060, (ii) a lease from the ILA to Kibbutz Sdot-Yam that expired in 2009, and (iii) a long-term lease that expires in 2037 to Kibbutz Sdot-Yam by the Caesarea Development Corporation of lands, title to which is held by the ILA. Kibbutz Sdot-Yam is currently negotiating a long-term lease agreement with the ILA to replace the second lease agreement referred to above. To date, the expirations of the first and second lease agreements referred to above have not had any impact on our ability to use the facilities located on the property subject to the leases and we do not currently believe that they will have a material impact in the future pending completion of the negotiations for the lease extension or new long-term lease, respectively. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land use agreement.”

(2)	Leased pursuant to a long-term lease agreement with the ILA entered into on June 6, 2007 to use the premises for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. Pursuant to the land purchase and leaseback agreement signed on March 31, 2011 between Kibbutz Sdot-Yam and us, we have agreed that Kibbutz Sdot-Yam will acquire from us our rights in the lands and facilities of the Bar-Lev Grounds in consideration for NIS 43.7 million ($10.9 million). The land purchase agreement was simultaneously executed with a land use agreement pursuant to which Kibbutz Sdot-Yam permits us to use the Bar-Lev Grounds for a period of ten years with an automatic renewal for an additional ten years unless we notify Kibbutz Sdot-Yam that we do not wish to renew at least two years before the termination of the initial ten-year period. “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback.”

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2012 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Company overview

We are a leading manufacturer of high quality engineered quartz surfaces sold under our premium Caesarstone brand. The substantial majority of our quartz surfaces are used as countertops in residential kitchens and sold primarily into the renovation and remodeling end markets. Other applications for our products include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and commercial applications.

Founded in 1987, Caesarstone is a pioneer in the engineered quartz surface industry. We have grown to become the largest provider of quartz surfaces in Australia, Canada, Israel, France and South Africa, and have significant market share in the United States and Singapore. Our products accounted for approximately 12% of global engineered quartz by volume in 2012. Our sales in Australia, the United States, Canada and Israel, our four largest markets, accounted for 30.0%, 29.3%, 13.6% and 12.3% of our revenues in 2012, respectively. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future.

We have direct sales channels in Australia, the United States, Israel, Canada and Singapore. In Australia, we distribute directly to stonemasons and fabricators, and in January 2012, we expanded our direct distribution to Southern and Western Australia thereby expanding our direct distribution to all of Australia. Since acquiring our U.S. distributor in May 2011, we now generate the substantial majority of our revenues in the United States from direct distribution of our products, including in the Mid-Atlantic and Midwest, where we commenced direct distribution in January 2012 and November 2012, respectively. In Israel, we distribute our products directly to several local distributors who in turn sell to fabricators. In October 2010, we began selling our products in Eastern Canada through a joint venture in which we hold a 55% interest. We commenced selling our products through the joint venture in Western Canada in May 2011. In October 2011, following the acquisition of our former Singaporean distributor’s business, we began selling our products directly in Singapore. In our remaining markets, we distribute our products through third-party distributors. In each of these indirect markets, fabricators typically sell our products to end consumers, contractors, developers and builders who are generally advised by architects and designers regarding the use of our products. Our strategy is to generate demand from all groups in our product supply chain.

Despite the global economic downturn that began in 2008 and continues to impact European and U.S. economies today, we experienced annual compound revenue growth of 11.5% from 2007 to 2009 and 22.2% from 2009 to 2012. From 2007 to 2012, our gross profit margins improved from 27.4% to 43.0%, adjusted EBITDA margins increased from 18.4% to 23.4%, and adjusted net income increased from 9.2% to 14.8% over the same period. We attribute this sales and margin growth to the acquisition of the business of our former Australian and U.S. distributors, our transition to direct distribution in Canada, our penetration of new markets, increased operational efficiencies and a change in product mix.

Our strategy is to continue to be a global market leader in quartz surface products. We continue to invest in developing our premium brand worldwide. We intend to continue to expand our sales network by further penetrating our existing markets as well as entering new markets. We believe that a significant portion of our future growth will come from continued penetration of our U.S., Australian and Canadian markets. We believe our expansion into new markets that exhibit an existing demand for stone products and stone installation capabilities will contribute to our future growth in the long term. We believe there will be consolidation in the quartz surface industry in the future and to remain competitive in the long term, we will need to grow our business both organically and through the acquisition of third-party distributors, manufacturers and/or raw material suppliers.

Our functional currency has been the U.S. dollar since July 1, 2012. Until June 30, 2012, our functional currency was the NIS and our reporting currency was the U.S. dollar. For the periods in which our functional currency was the NIS, the financial data presented in the following discussion has been translated into U.S. dollars using the method of conversion used to translate our financial statements, the current rate method, see “ITEM 3: Key Information—Selected Financial Data.”

Factors impacting our results of operations

We consider the following factors to be important in analyzing our results of operations:

•	Our sales are impacted by home renovation and remodeling and new residential, and to a lesser extent, commercial and construction spending trends. Spending in each of these sectors declined significantly in 2009 compared to 2008 in most of the markets in which we operate and, from 2010 through 2011, many of these markets, including the United States and Europe, did not recover or recovered only to a small degree. In 2012, U.S. housing starts partially recovered growing 28% from 2011 while the home renovation and remodeling market remained weak. In Australia, housing starts decreased 11.7% from July 2011 to June 2012 following a decrease of 5.7% from July 2010 to June 2011. In addition, home renovation and remodeling in Australia decreased 2.7% from July 2011 to June 2012. Despite prevailing weak economic conditions, we experienced compound annual revenue growth of 17.8% between 2007 and 2012 through increased penetration of quartz in kitchen countertop applications, market share gains in some of our key markets and an increase in average selling prices associated with our establishment of new direct distribution channels. In 2010, our revenue increased in all regions, except the United States, and sales in Australia increased by 31% from 2009 largely as a result of the Australian government housing stimulus packages. In 2011, our revenue increased in all regions, except Europe due to ongoing macroeconomic challenges in this region, with significant growth in sales in the United States and Canada where we increased the volume and average selling prices of our products due to our transition to direct distribution in these countries. In 2012, our revenue increased in all regions, except Europe and Israel, which were largely impacted by exchange rate fluctuations. Sales in the United States and Canada increased significantly with a full year of direct distribution in each market contributing to such growth as well as positive building industry trends and increasing quartz penetration in these markets.

•	Our gross profit margins have improved significantly over recent years, increasing from 39.4% in 2010 to 43.0% in 2012. The primary reason for these gross profit margin improvements is our transition to direct distribution in Canada in October 2010 and in the United States in May 2011, which enabled us to retain the full margin on our sales in these markets. General operational cost reduction strategies and favorable volume impact, which lowered costs per unit on fixed and semi-variable costs of goods sold, also contributed to the improvement. In 2013 and 2014, we expect to construct an additional production line and a new production facility. We believe these investments will cause temporary inefficiencies that will adversely impact our margins in 2013 and 2014.

•	Our operating income margins were 10.6% in 2008, 12.4% in 2009, 19.7% in 2010, 14.5% in 2011 and 16.8% in 2012. The significant improvement in our operating income margins in 2010 compared to 2009 is primarily attributable to improved gross profit margins during this period combined with positive volume impact relative to operating costs. Lower operating income margin in 2011 compared to in 2010 resulted primarily from an increase in operating expenses related to our direct distribution in the United States and Canada, increased marketing expenses associated with brand-building investments, raw material cost increases and higher inventory carrying costs in the amount of $4.0 million in connection with our acquisition of Caesarstone USA. In 2012, operating income margins improved as a result of economies of scale benefits related to our growth, with the most significant growth in the United States and Canada.

•	In 2005, we commenced operations with a third manufacturing line at a new manufacturing facility in the Bar-Lev Industrial Park in northern Israel. We subsequently established a fourth production line in 2007 with the addition of a second line at our Bar-Lev manufacturing facility. We expect to increase our existing production capacity through the construction of a fifth production line at our Bar-Lev manufacturing facility in Israel, and the construction of a new production facility with capacity for two production lines in the United States. Our investments related to these production capacity increases in Israel and the United States are estimated to be approximately $18.5 million and $75.0 million, respectively, with $45.0 million of the total U.S. investment being invested through the end of 2014. The timing of the second U.S. production line’s construction is subject to the growth of our business and is expected to require an investment of $30.0 million.

•	Commencing in 2010, and to a greater extent in 2011 and 2012, as an increasing portion of our revenues began to be sold through direct channels, our revenues and results of operations have started to exhibit some quarterly fluctuations as a result of seasonal influences which impact construction and renovation cycles. Due to the fact that certain of our operating costs are fixed, the impact on our adjusted EBITDA, adjusted net income and net income of a change in revenues is magnified. We believe that the third quarter tends to exhibit higher sales volumes than other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere with the effort to complete new construction and renovation projects before the new school year. Conversely, the first quarter is impacted by the winter slowdown in the northern hemisphere in the construction industry and depending on the date of the spring holiday in Israel in a particular year, the first or second quarter is impacted by a reduction in sales in Israel due to such holiday. Similarly, sales in Australia during the first quarter are negatively impacted by fewer construction and renovation projects. The fourth quarter is susceptible to being impacted from the onset of winter in the northern hemisphere.

•	We conduct business in multiple countries in North America, South America, Europe, Asia Pacific, Australia and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S. dollars and Australian dollars with the balance denominated in Canadian dollars, Euros and NIS. In 2012, 31.5% of our revenues were denominated in U.S. dollars, 30.0% in Australian dollars, 13.6% in Canadian dollars, 12.6% in Euros and 12.3% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, Euros and NIS, with a smaller portion in the Australian dollars and Canadian dollars. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably impact our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward contracts, which are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133). As of December 31, 2012, we had outstanding contracts with a notional amount of $90.5 million. These transactions were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was $0.7 million, which is included in current assets, at December 31, 2012.

Impact of acquisition of Caesarstone USA

In May 2011, we acquired the remaining 75% equity interest in our U.S. distributor, Caesarstone USA, formerly known as U.S. Quartz Products, Inc., in which we had acquired a 25% equity interest in January 2007. Following our acquisition of that interest in January 2007, we accounted for our interest in Caesarstone USA on an equity basis. See”—Components of statements of income—Equity in losses of affiliate, net.” The following table sets forth summary historical results of operations of Caesarstone USA on a standalone basis:

	Year ended December 31,	Three months ended March 31,
	2010	2010(2)	2011(2)
	(in thousands of U.S. dollars)
Revenues	$65,331	$14,635	$15,361
Gross profit(1)	29,508	6,667	7,159
Net income	1,493	187	190

(1)	Gross profit does not include the costs associated with Caesarstone USA’s warehouse operations which were classified in operating costs by Caesarstone USA. Beginning May 18, 2011, Caesarstone USA was fully consolidated into our financial statements and such costs were reclassified as a cost of revenues. Giving effect to such reclassification for Caesarstone USA’s historical results of operations, gross profit would have been reduced by $3.6 million, $0.8 million and $1.0 million in 2010 and the three months ended March 31, 2010 and 2011, respectively. The reclassification has no impact on net income.

(2)	We completed the acquisition of Caesarstone USA on May 18, 2011. As a result, the last completed quarter for Caesarstone USA for which separate financial data is available is the quarter ended March 31, 2011.

Caesarstone USA’s results are impacted significantly by changes in sales volumes due to a high level of fixed operating costs. As a result, its historical results of operations have fluctuated significantly. In 2010, revenue grew by 12% with volume growing by 5% during the same period as Caesarstone USA increased its average selling prices and expanded its direct distribution, with sub-distributors accounting for 20% of total Caesarstone USA revenue in 2010. Despite these fluctuations in annual results, Caesarstone USA, prior to the May 2011 acquisition, increased its gross profit margins each year as it has expanded its U.S. presence and shifted most of its sales from distributors to direct channels. That strategy also helped to increase Caesarstone USA’s market share.

The acquisition of Caesarstone USA and the shift to direct sales in the United States increased our average selling prices significantly and favorably impacted our revenue and gross margins as we retained the full margin on our sales in this market. The acquisition also increased our operating expenses significantly as we added the cost of Caesarstone USA’s operations to our cost structure. In the future, we believe that the acquisition will positively impact our operating profit and net income although our operating profit margins may decrease slightly due to higher revenue. In 2011, however, the acquisition of Caesarstone USA’s impact on our operating profit and net income was unfavorable mainly due to Caesarstone USA’s inventory held upon its acquisition having a higher carrying cost than our inventory. As a result, we recognized lower gross margins relative to future sales by Caesarstone USA during 2011 when the majority of this inventory was sold. In 2012, the acquisition contributed positively to our results of operations as a result of increased volume and a lower pre-acquisition inventory level following inventory sales in 2011.

Components of statements of income

Revenues

We derive our revenues from sales of quartz surfaces to fabricators in our direct markets and third-party distributors in our indirect markets. In Australia (as of March 2008), Eastern Canada (as of October 2010), Western Canada (as of May 2011), the United States (as of May 2011) and Singapore (as of October 2011) the initial purchasers of our products are stonemasons and fabricators. Direct sales accounted for 59.4% of our total sales for the year ended December 31, 2010, 86.8% of our total sales in the second half of 2011, after our shift to direct distribution in the United States and Western Canada and 86.6% in 2012. In Israel, the initial purchasers are local distributors who in turn sell to fabricators. In Australia and the United States, we also sell our products to a small number of sub-distributors. We consider Israel to be a direct market due to the warranty we provide to end-consumers, our local fabricator technical instruction programs and our robust local sales and marketing activities. The initial purchasers of our products in our other markets are our third-party distributors who in turn sell to sub-distributors and fabricators.

We recognize revenues upon sales to an initial purchaser when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable. Delivery occurs when title is transferred under the applicable international commerce terms, or Incoterms, to the purchaser. In general, we do not grant rights of return, except for customers in Australia to whom we grant a right of return for a limited period of time. We do not maintain a provision for such product returns, as historical returns have been immaterial, and we do not anticipate any material returns in the future.

The warranties that we provide vary by market. In our indirect markets, we provide all of our distributors with a limited direct manufacturing defect warranty. In all of our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In Australia, Canada, the United States and Singapore, we provide end-consumers with a limited warranty on our products for interior countertop applications. In Israel, we typically provide end-consumers with a direct limited manufacturing defect warranty on our products. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, which increases our cost of revenues. Historically, warranty claims have been low, accounting for approximately 0.2% of our total goods sold in 2012.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2010	2011	2012
Australia	41.4%	34.0%	30.0%
United States	15.6	23.0	29.3
Israel	15.9	14.9	12.3
Europe	12.1	8.8	7.0
Canada	6.9	11.4	13.6
Rest of World	8.1	7.9	7.9
Total	100.0%	100.0%	100.0%

We were able to increase our revenue from Australia between 2010 and 2012 by 8.0% despite a 16.7% decrease in new residential construction and a 2.6% reduction in home renovation and remodeling construction between July 2010 and June 2011. Revenues in the United States totaled $31.0 million in 2010 when we sold our products to our now former U.S. third-party distributor. Revenues in the United States increased by 93.2% in 2011 due to our transition to direct distribution in May 2011, which resulted in an increase of 9.8% in sales volume and a significant increase in average selling prices. Revenues in the United States increased by 45.2% in 2012 due to 21.3% of organic growth from executing our direct distribution strategy in this market, positive building industry trends, along with the benefits associated with operating for a full year following the acquisition of Caesarstone USA. In Canada, from 2009 to 2012, the housing market remained relatively strong and quartz’s penetration of the countertop industry grew. We increased our revenue by 117.3% from 2010 to 2011 and by 35.8% from 2011 to 2012 after our transition to direct distribution in this market. Our shift to direct distribution in Canada resulted in an increase in sales volume of 72.7%% from 2010 to 2012 and an increase in average selling prices. Our revenues in Europe in 2010, 2011 and 2012 have declined significantly compared to 2007 and 2008 and have not recovered due to challenging macroeconomic conditions in Europe. The rate of revenue growth in Israel is less than other regions due to the significant penetration of quartz in Israel and our large market share. Rest of world revenues increased by 45.0% between 2010 and 2012 due to our stronger presence in existing markets and our expansion into new markets. As we expand our operations, part of our strategy is to increase the percentage of revenue contributed by the United States and Canada and reduce our historical dependence on the Australian and Israeli markets.

We did not have any customer in 2011 and 2012 that accounted for more than 5% of our revenues after the acquisition of now former U.S. distributor, Caesarstone USA, which accounted for 100% of our sales in the United States and 15.6% of our overall sales in 2010. We acquired the remaining 75% ownership interest in our U.S. distributor in May 2011. Sales to our former U.S. distributor, prior to its acquisition in May 2011, accounted for 5.0% of our revenue in 2011.

Some of our initial engagements with distributors are pursuant to a memorandum of understanding granting that distributor one year of exclusivity in consideration for meeting minimum sales targets. After the initial one-year period, we may enter into a distribution agreement for a three- to five-year period. However, in the majority of cases, we continue to operate on the basis of the memorandum of understanding or without an operative agreement. Some distributors operate on nonexclusive terms of sale agreements or entirely without agreements. In all cases, we only supply our products to distributors upon the receipt of a purchase order from the distributor.

Cost of revenues and gross profit margin

Approximately 50% of our cost of revenues is raw material costs. Our principal raw materials are quartz, polyester and other polymer resins and pigments. In 2012, quartz and polyester and polymer resins jointly accounted for approximately 75% of our total raw material cost, with quartz accounting for approximately one-third of our total raw material cost. The balance of our cost of revenues consists primarily of manufacturing costs and related overhead. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the case of our indirect distribution channels, we bear the cost of delivery to the Israeli seaport and our distributors bear the cost of delivery from the seaport to their warehouses.

One of our principal raw materials, quartz, is acquired from quartz manufacturers primarily in Turkey, India, Portugal and Israel. We typically transact business with our quartz suppliers on a purchase order basis. Our products incorporate a number of types of quartz, including quartzite. One supplier in Turkey, Mikroman, supplies approximately 55% of our quartzite. Mikroman has committed to supply us with quartzite at agreed upon prices through the end of 2013 and, thereafter, at prices that will be agreed upon based on then effective market prices through the end of 2014. We typically transact business with our other suppliers also on a purchase order basis. Prior to the manufacturing process, boulder quartz and processed crushed quartz must be processed into finer grades of fractions, granules and powder. Until January 2012, we received quartz processing services from our quartz suppliers and from Microgil, a third-party processor in Israel, although our quartz suppliers now exclusively perform this service for us.

We purchase polyester and other polymer resins based on monthly and up to quarterly purchase orders with several suppliers outside of Israel. Given the significance of polyester and other polymer resins costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in their price, which generally correlates with oil prices and has fluctuated significantly over the past two years. If the price of polyester and other polymer resins was to rise by 10%, and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would realize a decrease of approximately 1.2% in our gross profit margins. We have found that increases in prices are difficult to pass on to our customers. The price of these resins has risen significantly from June 2009 through April 2011, although prices have subsequently declined moderately.

The gross profit margins on sales in our direct markets are generally higher than in our indirect markets in which we use third-party distributors, due to the elimination of the third-party distributor’s margin. In many markets, our expansion strategy is to work with third-party distributors who we believe will be able to increase sales more rapidly in their market than if we distributed our products directly. However, in several markets we distribute directly, including Australia, the United States and Canada. In the future, we intend to evaluate other potential markets to distribute directly.

Research and development, net

Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as incurred. Our research and development expenses are partially offset by financing through grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the “OCS”). We recognize such participation grants at the time at which we are entitled to such grants on the basis of the costs incurred and include these grants as a deduction from research and development expenses.

The Israeli law under which OCS grants are made requires royalty payments and limits our ability to manufacture products, or transfer technologies developed using these grants outside of Israel. Based on statements by the OCS, we believe that our development project operated under the OCS funding will be exempted from any royalty payment obligation. If we were to seek approval to manufacture products, or transfer technologies developed using these grants, outside of Israel, we could be subject to additional royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal charges. We believe that our planned construction of a new production facility in the United States will not subject us to any royalty payment obligations or require us to refund any grants because our OSC grants financed our development of a product that has not been commercialized and will not be manufactured at the U.S. production facility. In addition, based on OCS statements, we believe that our OCS funding is exempted from royalty payment obligations. Our development project operated under the OCS funding arrangement began in August 2009. We recognized OCS funding of $0.2 million in each of 2010 and 2011 and $0.3 million in 2012.

Marketing and selling

Marketing and selling expenses consist primarily of compensation and associated costs for personnel engaged in sales, marketing, distribution, customer service and advertising and promotional expenses. As we intend to invest in increasing our penetration of our existing and new markets, particularly our existing U.S. and Canadian markets, we expect marketing and selling expenses in general, and advertising expenses in particular, to increase in both absolute and percentage terms in the short term as we increase the number of sales and marketing professionals and expand our marketing activities, but to remain constant or decrease as a percentage of revenues in the long term.

General and administrative

General and administrative expenses consist primarily of compensation and associated costs for personnel engaged in finance, human resources and administrative activities, as well as legal and accounting fees. General and administrative expenses also include management fees paid to Kibbutz Sdot-Yam in the amount of $3.4 million in 2010, $3.1 million in 2011 and $0.5 million in 2012 and to Tene Investment Funds in the amount of $0.9 million in each of 2010 and 2011 and $0.2 million in 2012. The management service agreement expired in March 2012 following our IPO. See “—Other factors impacting our results of operations—Agreements with Kibbutz Sdot-Yam” and “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions.”

We expect our general and administrative expenses to increase in absolute dollars as we continue to increase our direct distribution operations in the United States and Canada, incur additional costs related to the growth of our business, open a production facility in the United States, establish a new global ERP system, as well as the costs associated with being a newly public company, including compliance under the Sarbanes-Oxley Act and rules implemented by the SEC and the Nasdaq Stock Market.

Finance expenses, net

Finance expenses, net, consist primarily of borrowing costs, losses on derivative instruments and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. We expect financial income to increase as we have invested the proceeds of our March 2012 IPO in cash, cash equivalents and short term bank deposits, pending their application to grow our business assuming limited exchange rate fluctuations. During 2007 through the end of 2009, we recorded finance income and expenses associated with fluctuations of the fair market value of Tene’s call option granted pursuant to an investment agreement between Tene and us executed in December 2006. The finance income recorded was $1.0 million and $1.2 million in 2007 and 2008, respectively, followed by a charge of $8.1 million in 2009. The option was exercised on December 25, 2009 and will not have an impact on our financial results in the future. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Corporate taxes

As we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 32.8% in 2009, 20.2% in 2010, 10.9% in 2011 and 14.5% in 2012. Our tax rate in 2009 was significantly higher than other periods due to the exercise by Tene of a call option, which was not deductible under local tax reporting rules, and an associated $8.1 million finance expense, which resulted in our recognition of a tax charge of $2.1 million.

The standard corporate tax rate for Israeli companies in 2010 was 25% of their taxable income and was reduced to 24% in 2011 and increased again to 25% in 2012 and thereafter. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective country of organization. Until the end of the 2010 tax year, we operated under two “Approved Enterprise” programs and one “Beneficiary Enterprise” program. Until the end of the 2010 tax year, we were in the operational stage of a program under the alternative track as part of the “Approved Enterprise” program for the facility in Kibbutz Sdot-Yam, which was defined in the Investment Law. This program provided seven consecutive years of tax benefits, of which the first two years are at a zero percent tax rate on taxable income produced by the approved assets, and the remaining five years are at a tax rate of not more than 25% on such taxable income. Given the 2010 standard corporate tax rate of 25%, this program did not provide any tax benefit during the 2010 tax year.

Until the end of the 2010 tax year, we were in the operational stage of another “Approved Enterprise” program under the grants track, as defined in the Investment Law, related to the establishment of our third production line, the first one established at Bar-Lev Industrial Park. This program provided grants of 24% of the investment value in approved assets and seven consecutive years of tax benefits, of which the first two years are at a 0% tax rate on undistributed taxable income produced by the approved assets and the remaining five years are at a tax rate of not more than 25% on such taxable income. Under this and other Israeli legislation, we are entitled to accelerated depreciation and amortization rates for tax purposes on certain of our assets. We have already utilized the grants and tax exemption benefits, and given the new amendment to the Investment Law (“Amendment No. 68”), all Approved/Beneficiary Enterprise programs are no longer effective as of January 1, 2011.

Both of our Israeli facilities were under a consolidated “Beneficiary Enterprise” status under the Investment Law prior to Amendment No. 68. This program provided the portion related to the Bar-Lev manufacturing facility with an exemption from taxable income for a ten-year period. For the portion related to the Kibbutz Sdot-Yam facility, the active program provided two years of tax exemption and five additional years of no more than a 25% tax rate. The exempt income is calculated based on the increase in the Beneficiary Enterprise’s revenues during each benefit year compared with base revenue for each respective program. This tax benefit period expired in 2010 due to Amendment No. 68, which went into effect on January 1, 2011. This exemption is valid only for undistributed earnings and we are subject to additional tax payments upon their distribution as dividends. To the extent we declare a dividend, we do not intend to distribute dividends from exempt earnings related to our Approved/Beneficiary Enterprise programs.

Effective January 1, 2011, both of our Israeli facilities are under a consolidated “Preferred Enterprise” status under the Investment Law as formulated after Amendment No. 68 went into effect. The “Preferred Enterprise” status provides the portion related to the Bar-Lev manufacturing facility with the potential to be eligible for grants of up to 24% of the investment value in approved assets and a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, which will be gradually reduced over a five-year period as follows: 2011-2012—10%, 2013-2014—7%, and 2015 and thereafter—6%. For the portion related to the Kibbutz Sdot-Yam facility, this status provides us with a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, which will be gradually reduced over a five-year period as follows: 2011-2012—15%, 2013-2014—12.5%, and 2015 and onwards—12%.

For more information about the tax benefits available to us as an Approved Enterprise or as a Beneficiary Enterprise, see “ITEM 10: Additional Information—Taxation—Israeli tax considerations and government programs.”

We have entered into a transfer pricing arrangement that establishes transfer prices for our inter-company operations.

Because of our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position. We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors affecting our tax liability, particularly our transfer pricing policy. Accordingly, we estimate that our effective tax rate will range between 12% and 17% of our income before income tax through 2014, increasing to an estimated range of 16% and 21% in 2015, when we expect to conduct significant manufacturing operations in the United States. In the long-term, we anticipate that our effective tax rate will increase as the portion of our income attributed to subsidiaries grows; however, this will be offset by a reduction in our effective corporate tax rate in Israel as a result of our “Preferred Enterprise” status under the Investment Law described above. We cannot provide any assurance that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate may be higher than our estimate.

Equity in losses of affiliate, net

In January 2007, we acquired a 25% equity interest in our U.S. distributor, Caesarstone USA. We accounted for this investment using the equity method. Consequently, the results of operations of the distributor directly impacted our net income during the period we accounted for this investment using the equity method. We did not record any equity income or losses beginning May 18, 2011 as a result of our acquisition of Caesarstone USA on such date. The results of operations and financial position of Caesarstone USA have been fully consolidated in our financial statements since May 18, 2011.

Net income attributable to non-controlling interest

In October 2010, we closed a transaction for the establishment of a joint venture with our former third-party distributor in Eastern Canada, Canadian Quartz Holdings Inc. (“Ciot”). Ciot acquired a 45% ownership interest in the new subsidiary, Caesarstone Canada Inc., and 45% of Caesarstone Canada Inc.’s net income is attributed to Ciot.

Other factors impacting our results of operations

Payment of compensation and grant of options upon the pricing of the IPO

We paid the following amounts immediately following our IPO in March 2012: (1) $3.0 million to our Chief Executive Officer in connection with 350,000 of our shares granted to him in January 2009 with 175,000 exercised in October 2011 and 175,000 shares automatically exercised upon the closing of the IPO based on the increase in value of our company at the date of the IPO (see “ITEM 6: Directors, Senior Management and Employees—Compensation of Officers and Directors”) and (2) $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to our success. The $1.72 million and $0.25 million amounts were recorded as an expense in the first quarter of 2012 when the offering closed.

In addition, following the IPO in March 2012, we granted certain of our key employees, including our executive officers, options to purchase 1,505,200 ordinary shares with an exercise price equal to the IPO price per share of $11.00 and additional options to purchase 40,000 ordinary shares with an exercise price of $15.84. We recorded share-based compensation expenses related to this grant of $3.7 million in 2012 and will record $4.3 million over approximately the following three years from January 2013.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, Kibbutz Sdot-Yam, that govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by Kibbutz Sdot-Yam, we paid to the Kibbutz an aggregate of $11.9 million in 2010, $12.6 million in 2011 and $10.3 million in 2012.

Certain of our prior agreements with Kibbutz Sdot-Yam were terminated in March 2012 and, other than with respect to our former management services agreement, which was not renewed, a new set of agreements became effective in March 2012. The new agreements provide for similar services to those that were previously provided to us by Kibbutz Sdot-Yam, except that following the closing of our IPO as disclosed in “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback,” we agreed to Kibbutz Sdot-Yam acquiring from us our rights in the lands and facilities of the Bar-Lev Industrial Center, (the “Bar-Lev Grounds”) in consideration for NIS 43.7 million ($10.9 million). Following the completion of the transfer in September 2012, Kibbutz Sdot-Yam agreed to permit us to use the Bar-Lev Grounds for a period of ten years thereafter. Our right to use the Bar-Lev Grounds will be automatically renewed unless we give two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million ($1.1 million) to be linked to increases in the Israeli consumer price index, which may be updated by an appraiser. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions.”

The new agreements entered into with Kibbutz Sdot-Yam along with the IPO resulted in an overall reduction of approximately $3.0 million in payments to Kibbutz Sdot-Yam and Tene in 2012 compared to 2011, primarily as a result of the elimination of the management fee. Operating income was impacted by an additional approximately $0.2 million due to the Bar-Lev manufacturing facility sale-leaseback arrangement, which was accounted for as a financing arrangement, generating approximately $0.2 million in annual interest expense in 2012.

In addition, in 2012, we committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($0.9 million) plus value added tax (VAT), required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. The current rate of VAT in Israel is 17%.

Comparison of period to period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$198,791	100.0%	$259,671	100.0%	$296,564	100.0%
Cost of revenues	120,503	60.6	155,377	59.8	169,169	57.0
Gross profit	78,288	39.4	104,294	40.2	127,395	43.0
Operating expenses:
Research and development, net	2,273	1.1	2,487	1.0	2,100	0.7
Marketing and selling	16,048	8.1	34,043	13.1	46,911	15.8
General and administrative	20,896	10.5	30,018	11.6	28,423	9.6
Total operating expenses	39,217	19.7	66,548	25.6	77,434	26.1
Operating income	39,071	19.7	37,746	14.5	49,961	16.8
Finance expenses, net	2,370	1.2	4,775	1.8	2,773	0.9
Income before taxes on income	36,701	18.5	32,971	12.7	47,188	15.9
Taxes on income	7,399	3.7	3,600	1.4	6,821	2.3
Income after taxes on income	29,302	14.7	29,371	11.3	40,367	13.6
Equity in losses of affiliate	296		67		—
Net income	$29,006	14.6	$29,304	11.3	$40,367	13.6
Net income attributable to non-controlling interest	348	0.2	252	0.1	735	0.2
Net income attributable to controlling interest	$28,658	14.4	$29,052	11.2	$39,632	13.4

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenues

Revenues increased by $36.9 million, or 14.2%, to $296.6 million in 2012 from $259.7 million in 2011. The increase in revenues primarily resulted from a 9.2% increase in volume of sales, most notably in the United States and Canada. Our transition to a full year of direct distribution in the United States, Singapore and Western Canada along with increasing our direct distribution within certain areas in Australia and the United States, where we previously used sub-distributors, contributed an additional $15.3 million to revenue. Favorable customer mix and the introduction of our new supernatural designs in 2012 also improved average selling prices, which was partially offset by unfavorable exchange rates, primarily related to a weakening of the Euro and NIS against the U.S. dollar.

Cost of revenues and gross profit margins

Cost of revenues increased by $13.8 million, or 8.9%, to $169.2 million in 2012 from $155.4 million in 2011. Cost of revenues increased primarily due to volume increases. Other factors that contributed to the increase include our expansion of our direct distribution operations in Australia and the United States, and a full year of direct distribution in the United States, Western Canada and Singapore. In 2012, we recorded $0.9 million of additional charges to cost of goods sold related to inventory purchased from an Australian sub-distributor and inventory from the Caesarstone USA acquisition compared to additional charges of $4.0 million to cost of goods sold in 2011 related exclusively to inventory from the Caesarstone USA acquisition. All inventory purchased from the Australian sub-distributor and in connection with the Caesarstone USA acquisition in 2011 and 2012 had a higher per unit cost than those products manufactured by us. Gross margin increased in 2012 to 43.0% from 40.2% in 2011, or from 40.9% if a non-recurring $1.8 million cost related to the write-off of the cost of quartz inventory provided to Microgil, our former third-party quartz processor, is excluded from 2011. The margin improvement was achieved primarily due to our direct distribution in the United States for a full year together with a lower charge to cost of goods sold for inventory from the Caesarstone USA acquisition, which contributed 2.9% in total to our margin. Volume contributed 1.3% to our margin. This was partially offset by excessive raw material costs associated with inefficiencies during the start of production for some new products, primarily the supernatural designs, and an increase in other manufacturing costs, such as rent and utilities and one-time IPO bonus costs.

Operating expenses

Research and development, net. Research and development expenses, net of grants received, decreased by $0.4 million, or 15.6%, to $2.1 million in 2012 from $2.5 million in 2011. The decrease was mainly due to our efficiency improvement program to realign functions between our research and development department and our operations department, favorable exchange rate fluctuations and increased OCS grants, which amounted to $0.31 million in 2012 compared to $0.21 million in 2011.

Marketing and selling. Marketing and selling expenses increased by $12.9 million, or 37.8%, to $46.9 million in 2012 from $34.0 million in 2011. This increase resulted primarily from marketing expenses incurred by us as a result of our direct distribution operations in the United States, Western Canada and Singapore (for a full year in 2012 compared to a portion of 2011) along with the expansion of our direct distribution within Australia and the United States.

General and administrative. General and administrative expenses decreased by $1.6 million, or 5.3%, to $28.4 million in 2012 from $30.0 million in 2011. This decrease was primarily the result of the elimination of management fees to Kibbutz Sdot-Yam and Tene since the IPO, and a write-off in 2011 of a $1.1 million non-recurring loan made to Microgil, offset by increased share-based compensation associated with the introduction of an employee stock option plan in 2012, one-time IPO bonuses and as a result of our direct distribution operations in the United States.

Finance expenses, net

Finance expenses, net decreased by 41.9% to $2.8 million in 2012 from $4.8 million in 2011. This decrease resulted primarily from exchange rates fluctuations in the Australian dollar. Our interest expenses and bank charges, net remained at the same level despite the 2012 increase in our cash balance due to the introduction of interest expense on the 2012 sale lease back arrangement at the Bar-Lev manufacturing facility and increased volume-related bank charges.

Taxes on income

Taxes on income increased by $3.2 million to $6.8 million in 2012 from taxes on income of $3.6 million in 2011, primarily as a result of an increase of $14.2 million in income before taxes compared with 2011 and an increase of the effective tax rate from 10.9% to 14.5% from 2011 to 2012. The higher effective tax rate for 2012 was primarily the result of a tax benefit of $1.8 million due to a change in the Israeli tax laws in 2011, partially offset by a $0.8 million increase in taxes as a result of a settlement in 2011 with the Israeli tax authorities. In 2012, taxes on income recorded was $7.2 million lower as a result of lower tax rates associated with our “Preferred Enterprise” status. This was offset by $1.0 million in charges related to non-deductible expenses, $0.6 million related to higher tax rates of our subsidiaries and $0.3 million of certain other tax liabilities. Excluding the impact of these three factors, our effective tax rate for 2012 would have been 25.6%, similar to the current Israeli corporate tax rate of 25%.

Equity in losses of affiliate, net

We ceased recording any equity income or losses of affiliate, net following our acquisition of Caesarstone USA on May 18, 2011, when financial information related to Caesarstone USA was fully consolidated into our financial statements. Equity in losses of affiliate, net was $0.1 million in 2011.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by $0.5 million from $0.25 million in 2011 to $0.7 million in 2012. This increase was due to higher income generated by Caesarstone Canada Inc. in 2012 compared to 2011.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenues

Revenues increased by $60.9 million, or 30.6%, to $259.7 million in 2011 from $198.8 million in 2010. The increase in revenues primarily resulted from a 6% increase in volumes and a 23.3% increase in average selling prices primarily due to the shift to direct distribution in the United States and Canada. The Caesarstone USA acquisition contributed $23.7 million in revenues (for the seven and a half month period following the acquisition). Favorable exchange rates also contributed to the increase in average selling prices. The increase in volume resulted primarily from sales in the United States, Israel, Canada and rest of world while sales in Europe experienced a 16% decline compared to 2010 due to the weak home renovation and remodeling and new residential construction end markets in Europe.

Cost of revenues and gross profit margins

Cost of revenues increased by $34.9 million, or 28.9%, to $155.4 million in 2011 from $120.5 million in 2010. Cost of revenues increased primarily due to an increase in volume, an increase in raw material costs, and in particular, polyester and other polymer resin costs, which increased by 18% in 2011. In addition, the increase in cost of revenues was due to the direct distribution in Canada and the United States (for the seven and a half month period following the acquisition in the case of the United States). From May 18, 2011 through December 31, 2011, we recorded a $4.0 million increase in cost of revenues related to Caesarstone USA’s inventory held at the time of its acquisition, which had a higher carrying cost than our inventory. We also recorded a charge of $1.8 million related to our write down to zero of the cost of the quartz inventory provided to Microgil, our former third-party quartz processor. However, despite this write down, gross profit margins increased from 39.4% in 2010 to 40.2% in 2011. The increase in raw material cost decreased margins by 3.2% while the increase in volume decreased our costs per unit on fixed and semi-variable costs of goods sold, which resulted in an increase in our margins of 0.4%. Our direct distribution channel in Canada improved our margins by 2.2% while the Caesarstone USA acquisition contributed 2.0% to our margins due in part to the high carrying costs of its inventory held at the time of acquisition.

Operating expenses

Research and development, net. Research and development expenses, net of grants received, increased by $0.2 million, or 9.4%, to $2.5 million in 2011 from $2.3 million in 2010. The increase was mainly due to foreign currency translations of NIS to the U.S. dollar, which were offset by OCS grants that increased $0.04 million in 2011 compared to 2010. OCS grants recorded amounted to $0.21 million in 2011 compared to $0.17 million recorded in 2010.

Marketing and selling. Marketing and selling expenses increased by $18.0 million, or 112%, to $34.0 million in 2011 from $16.0 million in 2010. This increase resulted primarily from the establishment of a direct distribution channel in the United States, which was consolidated into our results of operations for the last seven and a half months of the period, and added $7.8 million to expenses, and our direct distribution in Canada, which increased expenses by $5.1 million. In addition, the increase in marketing and selling expenses was due to significant investment in advertising and the expansion of our corporate marketing department that we began in the beginning of 2010, including its separation from our corporate sales department.

General and administrative. General and administrative expenses increased by $9.1 million, or 43.7%, to $30.0 million in 2011 from $20.9 million in 2010. This increase was primarily the result of the introduction of a new cost structure to operate our subsidiaries in the United States (for the last seven and a half months of the period), which increased expenses by $6.2 million, and Canada, which increased expenses by $2.6 million, as well as an increase in corporate professional services and labor costs. Non-recurring items incurred in 2011 include a credit of $1.8 million in connection with the settlement of two trademark infringement lawsuits with two competitors in Australia that was partially offset by an expense of $1.1 million related to the write down to zero of a loan made to Microgil the recoverability of which we determined to be not probable.

Finance expenses, net

Finance expenses, net increased by 101.5% to $4.8 million in 2011 from $2.4 million in 2010. This increase resulted primarily from an increase of $2.0 million in finance expenses, net, related to foreign exchange rate impact. In 2011, we experienced $3.3 million of finance expenses, net, related mainly to losses on our Australian dollar derivatives as a result of the appreciation of the Australian dollar during 2011. Our interest expenses and bank charges, net increased by $0.4 million due primarily to finance charges from Caesarstone USA and our new Canadian joint venture, as well as a reduction in cash and deposit balances as a result of funding of the Caesarstone USA acquisition.

Taxes on income

Taxes on income decreased by $3.8 million to $3.6 million in 2011 from a $7.4 million tax expense in 2010, primarily as a result of a new tax benefit regulation in Israel that went into effect in the beginning of 2011, which reduced our local effective tax rate to 15% on income attributable to our Sdot-Yam facility and 10% on income attributable to our Bar-Lev manufacturing facility. As a result, in the first quarter of 2011, we recorded a non-recurring credit of $1.8 million from adjusting our deferred taxes to the newly enacted tax rate that will be in effect when the temporary differences are expected to reverse. In addition, we recorded $3.7 million reduced tax on our ongoing pre-tax profit as a result of the newly lowered tax rates. An audit of our 2007 through 2009 tax assessments by the Israeli tax authorities resulted in a tax charge of $0.8 million. Excluding the impact of these three factors, our effective tax rate for 2011 would have been 25.2%, similar to current Israeli corporate tax rate of 24%. In 2010, we recognized a significant approved enterprise tax benefit in connection with the operation of our Bar-Lev production lines with no taxes incurred on its attributed income, which resulted in a tax benefit of $2.0 million. Without the Approved Enterprise tax benefit, our effective tax rate for that period would have been 25.7%, similar to the statutory tax rate of 25% that year.

Equity in losses of affiliate, net

Equity in losses of affiliate, net decreased by $0.2 million from $0.3 million in 2010 to $0.1 million in 2011, primarily as a result of the discontinuance of equity accounting upon the acquisition of Caesarstone USA on May 18, 2011. We have not recorded any equity income or losses in connection with Caesarstone USA following May 18, 2011. Beginning in May 2011, financial information related to Caesarstone USA was fully consolidated into our financial statements.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by $0.1 million from $0.4 million in 2010 to $0.3 million in 2011. This decrease was due to higher net income generated by Caesarstone Canada Inc. during its two and a half months of operations in 2010 compared to 2011. Caesarstone Canada Inc.’s net income was higher during this two-and-a-half-month-period in 2010 than 2011 because the entity generated revenue temporarily without any significant costs during this period. Since such time, the newly-created entity has built its structure to permit it to expand its distribution capabilities and operations in the long term.

Quarterly results of operations and seasonality

The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from January 1, 2011 to December 31, 2012. We also present reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended,
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(in thousands of U.S. dollars, except percentages)
Consolidated Income Statement Data:
Revenues	$52,394	$66,045	$74,151	$67,081	$67,346	$75,440	$77,556	$76,222
Revenues as a percentage of annual revenue	20.2%	25.4%	28.6%	25.8%	22.7%	25.4%	26.2%	25.7%
Gross Profit	$20,036	$26,630	$31,446	$26,182	$28,151	$32,464	$34,923	$31,857
Operating Income	8,082	9,901	13,601	6,162	7,161	13,906	16,704	12,190
Net Income	7,904	7,600	10,151	3,649	4,951	11,772	12,673	10,971
Other Financial Data:
Adjusted EBITDA	11,510	15,793	18,025	13,446	13,687	17,987	21,310	16,461
Adjusted EBITDA as a percentage of annual adjusted EBITDA	19.6%	26.9%	30.7%	22.8%	19.7%	25.9%	30.7%	23.7%
Adjusted net income attributable to controlling interest	8,475	9,265	10,438	6,587	7,438	11,996	13,358	11,215
Adjusted net income attributable to controlling interest as a percentage of annual adjusted net income	24.4%	26.7%	30.0%	19.0%	16.9%	27.3%	30.3%	25.5%

	Three Months Ended,
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012
(as a % of revenues) Consolidated Income Statement Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross Profit	38.2	40.3	42.4	39.0	41.8%	43.0%	45.0%	41.8%
Operating Income	15.4	15.0	18.3	9.2	10.6%	18.4%	21.5%	16.0%
Net Income	15.1	11.5	13.7	5.4	7.4%	15.6%	16.3%	14.4%

	Three Months Ended,
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(in thousands of U.S. dollars)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$7,904	$7,600	$10,151	$3,649	$4,951	$11,772	$12,673	$10,971
Finance expenses (income), net	263	659	834	3,019	1,455	(443)	1,986	(255)
Taxes on income	(168)	1,658	2,616	(506)	755	2,577	2,045	1,444
Depreciation and amortization	2,857	3,702	4,008	4,048	3,589	3,738	3,488	3,553
Equity is losses (gains) of affiliate, net(a)	83	(16)	—	—	—	—	—	—
Excess cost of acquired inventory(b)	—	1,822	1,979	220	469	200	113	103
Share-based compensation expense(c)	571	368	220	100	243	1,144	1,005	615
IPO bonus(d)	—	—	—	—	1,970	—	—	—
Caesarstone USA contingent consideration adjustment(e)	—	—	—	—	255	—	—	—
Litigation gain(f)	—	—	(1,783)	—	—	(1,001)	—	—
Microgil loan and inventory write down(g)	—	—	—	2,916	—	—	—	—
Adjusted EBITDA	$11,510	$15,793	$18,025	$13,446	$13,687	$17,987	$21,310	$16,461

(a)	Consists of our portion of the results of operations of Caesarstone USA prior to its acquisition by us in May 2011.
(b)	Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of our subsidiaries, Caesarstone USA’s inventory at the time of its acquisition and Caesarstone Australia Pty Limited’s inventory that was purchased from its distributor, and the standard cost of our inventory, which adversely impacts our gross margins until such inventory is sold. The majority of the acquired inventory from Caesarstone USA was sold in 2011, and the majority of the inventory purchased from the Australian distributor was sold in 2012.
(c)	Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited. In 2012, share-based compensation consists primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer.
(d)	Consists of the payment of $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to the completion of our IPO.
(e)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(f)	In 2011, litigation gain consists of a mediation award in our favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief executive officer of Caesarstone Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to us the ownership of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. We did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, we reversed the liability provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with the settlement.
(g)	Relates to our writing down to zero the cost of inventory provided to Microgil Agricultural Cooperative Society Ltd. (“Microgil”), our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

	Three Months Ended,
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(in thousands of U.S. dollars)
Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$7,966	$7,314	$10,067	$3,705	$4,822	$11,690	$12,363	$10,757
Excess of acquired inventory(a)	—	1,822	1,979	220	469	200	113	103
Share-based compensation expense(b)	571	368	220	100	243	1,144	1,005	615
IPO bonus(c)	—	—	—	—	1,970	—	—	—
Caesarstone USA contingent consideration adjustment(d)	—	—	—	—	255	—	—	—
Litigation gain(e)	—	—	(1,783)	—	—	(1,001)	—	—
Microgil loan and inventory write down (f)	—	—	—	2,916	—	—	—	—
Total adjustments before tax	571	2,190	416	3,236	2,937	343	1,118	718
Less tax on above adjustments(g)	62	239	46	354	321	37	123	260
Total adjustments after tax	509	1,951	370	2,882	2,616	305	995	458
Adjusted net income attributable to controlling interest	8,475	9,265	10,437	6,587	7,438	11,996	13,358	11,215
Dividend attributable to preferred shareholders	2,435	2,812	2,882	1,861	—	—	—	—
Adjusted net income attributable to the Company’s ordinary shareholders	$6,040	$6,453	$7,555	$4,726	$7,438	$11,996	$13,358	$11,215
Adjusted diluted EPS	0.31	0.33	0.39	0.24	0.27	0.35	0.39	0.32

(a)	Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of our subsidiaries, Caesarstone USA’s inventory at the time of its acquisition and Caesarstone Australia Pty Limited’s inventory that was purchased from its distributor, and the standard cost of our inventory, which adversely impacts our gross margins until such inventory is sold. The majority of the acquired inventory from Caesarstone USA was sold in 2011, and the majority of the inventory purchased from the Australian distributor was sold in 2012.
(b)	Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited. In 2012, share-based compensation consists primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer.
(c)	Consists of the payment of $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to the completion of our IPO.

(d)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(e)	In 2011, litigation gain consists of a mediation award in our favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief executive officer of Caesarstone Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to us the ownership of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. We did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, we reversed the liability provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with the settlement.
(f)	Relates to our writing down to zero the cost of inventory provided to Microgil, our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. We believe that the third quarter of the year exhibits higher sales volumes than other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere, when the weather is more favorable for new construction and renovation projects, as well as the impact of efforts to complete such projects before the beginning of the new school year. Conversely, the first quarter is impacted by a slowdown in new construction and renovation projects during the winter months as a result of adverse weather conditions in the northern hemisphere and, depending on the date of the spring holiday in Israel in a particular year, the first or second quarter is impacted by a reduction in sales in Israel due to such holiday. Similarly, sales in Australia during the first quarter are negatively impacted due to fewer construction and renovation projects.

We expect that seasonal factors will have a greater impact on our revenue, adjusted EBITDA and adjusted net income attributable to controlling interest in the future due to our recent shift to direct distribution in the United States and Canada, and as we continue to increase direct distribution as a percentage of our total revenues in the future. This is because we generate higher average selling prices in the markets in which we have direct distribution channels and, therefore, our revenues are more greatly impacted by changes in demand in these markets. At the same time, our fixed costs have also increased as a result of our shift to direct distribution and, therefore, the impact of seasonal fluctuations on our revenues on our profit margins, adjusted EBITDA and adjusted net income will likely be magnified in future periods.

In 2011, sales volume increased by 9% from the first quarter to the second quarter and by 6% from the second quarter to the third quarter. The increase in revenue in 2011 was higher due to our acquisition of Caesarstone USA in the middle of the second quarter. In 2012, sales volume increased by 13% from the first quarter to the second quarter and by 2% from the second quarter to the third quarter. The increase in sales volume in 2012 between the first and second quarter was higher than between the first and second quarters of 2011 due to a record high rest of world sales level for us in the second quarter of 2012 and a lower holiday season decline in Israel. The increase in sales volume in 2012 between the second and third quarter was lower than between the second and third quarter of 2011 due to a significantly weak quarter in Australia in the third quarter of 2012 and a decrease in rest of world sales to the first quarter sales level.

We expect in the future that our adjusted EBITDA and adjusted net income attributable to controlling interest will correlate with sales volume and will be highest in the third quarter, as indicated by the quarterly results for 2011 and 2012 shown above, and lowest in the first quarter, as indicated by the quarterly results for 2011 and 2012 shown above.

Application of critical accounting policies and estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

In many cases, the accounting treatment of a particular transaction, event or activity is specifically dictated by accounting principles and does not require management’s judgment in its application, while in other cases, management’s judgment is required in the selection of the most appropriate alternative among the available accounting principles, that allow different accounting treatment for similar transactions.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

Allowance for doubtful accounts

Our trade receivables are derived from sales to customers located mainly in Australia, the United States, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $ $0.3 million as of December 31, 2010, $0.7 million as of December 31, 2011 and $1.1 million as of December 31, 2012.

Inventory valuation

The majority of our inventory consists of finished goods and substantially all of the balance consists of raw materials. Inventories are valued at the lower of cost or market, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method. Raw material is valued using the “weighted average” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and aging. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories and market prices lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $3.1 million, $4.9 million and $5.4 million as of December 31, 2010, 2011 and 2012, respectively. The increase in inventory provision in 2011 results primarily from the write down to zero of inventory held at the facilities of Microgil, our former third party quartz processor. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

Goodwill and other long-lived assets

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets in the acquisition. In accordance with ASC Topic 350, “Intangibles—Goodwill and Other,” we do not amortize goodwill, but test for goodwill impairment by comparing the fair value and carrying value of our reporting unit during the fourth quarter of each fiscal year (or more frequently if impairment indicators arise). We have only one reporting unit, and we determine its fair value based on our market capitalization.  Goodwill was tested for impairment by comparing its fair market value with its carrying value. As of December 31, 2012, no impairment losses had been identified. If the carrying value exceeds the fair value, we would then calculate the implied fair value of goodwill as compared to its carrying value to determine the appropriate impairment charge.

We operate in one operating segment that has five reporting components: Caesarstone Sdot-Yam Ltd. (the Israeli parent company), our subsidiary in Australia, our subsidiary in the United States, our subsidiary in Canada (a joint venture in which we have a 55% interest) and Singapore. Each component of the single operating segment is engaged in selling and marketing our products. The goodwill that we have recorded with respect to our reporting unit relates to the acquisition of the business of our former Australian distributor in March 2008, the joint venture with Ciot, our former Eastern Canada third-party distributor, in October 2010 the acquisitions of our former Western Canada distributor’s business and Caesarstone USA in May 2011, and the acquisition of the business of our former Singapore distributor in October 2011. The goodwill associated with Caesarstone Canada Inc. was generated from our Canadian business combination with the former distributor in Eastern Canada during the fourth quarter of 2010 and the acquisition of the business of our former distributor in Western Canada in May 2011. Each component could be considered to be a reporting unit, however, we have concluded that all of our components should be deemed a single reporting unit for the purpose of performing the goodwill impairment test in accordance with ASC 350-20-35-35 because they have similar economic characteristic. There was no impairment of goodwill during any period presented.

We also evaluate the carrying value of all long-lived assets, such as property and equipment and intangibles, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, in accordance with ASC Topic 360, “Property, Plant and Equipment.” We will record an impairment loss when the carrying value of the underlying asset group exceeds its estimated fair value. In determining whether long-lived assets are recoverable, our estimate of undiscounted future cash flows over the estimated life of an asset is based upon our experience, historical operations of the asset, an estimate of future asset profitability and economic conditions. The future estimates of asset profitability and economic conditions require estimating such factors as sales growth, inflation and the overall economics of the countertop industry. Our estimates are subject to variability as future results can be difficult to predict. If a long-lived asset is found to be non-recoverable, we record an impairment charge equal to the difference between the asset’s carrying value and fair value. During all periods presented no impairment losses were identified.

Fair value measurements

The performance of fair value measurements is an integral part of the preparation of financial statements in accordance with generally accepted accounting principles. Fair value is defined as the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants to sell or transfer such an asset or liability. Selection of the appropriate valuation techniques, as well as determination of assumptions, risks and estimates used by market participants in pricing the asset or liability requires significant judgment. Although we believe that the inputs used in our evaluation techniques are reasonable, a change in one or more of the inputs could result in an increase or decrease in the fair value for example, of certain assets and certain liabilities and could have an impact on both our consolidated balance sheets and consolidated statements of income.

Business combinations

In accordance with ASC 805 “Business Combinations,” we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to future expected cash flows from customer relationships and distribution agreements, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Management estimated the fair values with the assistance of a third-party valuation firm in connection with our acquisition of the remaining 75% equity interest in Caesarstone USA, our acquisition of the business of our former Western Canada distributor and our acquisition of the business of our former Singapore distributor. See Note 1 to our financial statements included elsewhere in this annual report for further information regarding the purchase price allocation for these acquisitions.

Accounting for contingencies

We are subject to contingencies, including legal proceedings and claims arising out of our business that cover a wide range of matters, including, in particular product liability. We are required to provide accruals for direct costs associated with the estimated resolution of such contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Future results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

Income taxes

We account for income taxes in accordance with ASC 740, “Income Taxes” (formerly FIN48), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the financial reporting and tax basis of recorded assets and liabilities. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have recorded a valuation allowance to reduce our subsidiaries’ deferred tax assets to the amount that we believe is more likely than not to be realized. Our assumptions regarding future realization may change due to future operating performance and other factors.

ASC 740 clarifies the accounting for uncertainty in income taxes. The guidance requires that companies recognize in their consolidated financial statements the impact of a tax position if that position is not more likely than not of being sustained on audit based on the technical merits of the position. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. We accrue interest and penalties related to unrecognized tax benefits in our tax expenses.

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

We file income tax returns in Australia, Canada, Israel, Singapore and the United States. The Israeli tax authorities audited our income tax returns for fiscal years 2007, 2008 and 2009. We may therefore only be subject to examination by the Israel tax authorities for income tax returns filed for fiscal year 2010 and any subsequent years. Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

Share-based compensation

We apply ASC 718 “Compensation – Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to our employees, including employee stock options which we started to grant following the IPO. Stock-based compensation expense associated with employee stock options in 2012 was $3.7 million.

Under ASC 718, we estimate the value of employee stock options as of date of grant using a Black & Scholes-based option valuation model. The determination of fair value of stock option awards on the date of grant is affected by several factors including our stock price, our stock price volatility, the risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from the amounts that we have recorded in the past. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest.

In addition, we have made share-based awards in the past that are considered liability awards and have required the measurement and recognition of compensation expense based on estimates of fair values in accordance with ASC 718 (formerly: SFAS No. 123 (revised 2004), “Share-Based Payment”). We determined the fair value of each award at the end of each fiscal quarter and recognized any change in value in our income statement. The determination of the fair value of these awards requires the use of subjective assumptions.

In January 2009, we granted our current Chief Executive Officer (the “CEO”) the right to a bonus payment based on the increase in our company’s value pursuant to which the CEO is entitled to receive in cash the difference between $4.60 per share, subject to adjustment for dividend distributions before payment of the bonus, and the value of 685,000 of our outstanding shares with such bonus right vesting over a three-year period in increments of 1/12 on a quarterly basis. However, upon the occurrence of an “exercise event,” the entire award, or any part thereof that was not previously exercised, fully vests immediately and the CEO is required to exercise his right to receive the cash value of the award. There were four defined “exercise events” under the award, including an IPO. The value of the rights upon an exercise event depends on the value ascribed to us in such transaction. If the right to the bonus was exercised upon an IPO, the bonus was to be calculated based on the difference between $4.60 per share, subject to adjustment for dividend distributions declared before the offering, and the IPO price. In the absence of an exercise event, the terms of the rights themselves state that our value is to be based on a 6.5 multiple of our EBITDA (defined as operating income plus depreciation and amortization) less net debt (the “SBC EBITDA”) over four consecutive quarters, two preceding the exercise notice and two following it, minus net debt as of the end of the last quarter.

In September 2010, our CEO notified us of his decision to exercise his right to receive an award bonus with respect to 335,000 vested shares calculated based on our SBC EBITDA. The award bonus amount relating to the 335,000 shares exercised was calculated based on our SBC EBITDA for 2010 and totaled $2.8 million, which we paid in June 2011. In October 2011, our CEO notified us of his decision to exercise his right to receive an award bonus with respect to a further 175,000 vested shares. The calculation of the award bonus amount was based on SBC EBITDA for 2011. The award bonus was paid on April 1, 2012 and totaled $1.5 million.

In order to determine the fair value of the unexercised award at December 31, 2011, we determined that the probability of an IPO remained at 85% and estimated our enterprise value using multiplies of EBITDA and an IPO discount based on discussions regarding market conditions that we had with our underwriters. The fair value of the award upon a non-exercise event (e.g., remaining private) was determined using the SBC EBITDA multiple set forth in the award agreement. Based on these considerations, we determined that the fair value of the award for the unexercised 175,000 shares was $1.9 million and, when added to the amount accrued for the 175,000 exercised shares, the total accrual was $3.7 million at December 31, 2011. Based on the IPO price of $11.00, we made a payment of $1.5 million to our CEO in connection with the automatic exercise of the award in April 1, 2012.

As all shares had been exercised, we ceased recognizing expenses in connection with the award that was classified as a liability following our IPO in March 2012.

B.	Liquidity and Capital Resources

Our primary capital requirements have been to fund production capacity expansions, as well as investments in and acquisitions of third-party distributors, such as our acquisition of the business of our former Australian distributor and our investment in and acquisition of Caesarstone USA, formerly known as U.S. Quartz Products, Inc. Our other capital requirements have been to fund our working capital needs, operating costs, meet required debt payments and to pay dividends on our capital stock.

Capital resources have primarily consisted of cash flows from operations, borrowings under our credit facilities, shareholder loans, equity investments by Tene, and cash, cash equivalents and short term bank deposits on hand. Our working capital requirements are affected by several factors, including demand for our products, raw material costs and shipping costs.

Our inventory strategy is to maintain sufficient inventory levels to meet anticipated customer demand for our products. Our inventory is significantly impacted by sales in Australia, our largest market, due to the 60 days required to ship our products to this location. In addition, our establishment of direct distribution channels has and will impact our inventory. In September 2010, we signed an agreement to establish a joint venture, Caesarstone Canada Inc., with our third-party distributor in Eastern Canada, Ciot. In May 2011, we executed an agreement to purchase the remaining 75% equity interest in Caesarstone USA. Our inventory level increased by $3.0 million due to the purchase of Ciot’s inventory by Caesarstone Canada Inc. with proceeds from shareholder loans. Our inventory level increased by $12.7 million as a result of our purchase of Caesarstone USA’s inventory and Caesarstone Canada Inc.’s purchase of the inventory of our former third-party distributor in Western Canada. This increase in inventory, due to the establishment of direct distribution operations in these markets, will continue in the future due to the need to maintain available inventory for our direct distribution activities in those markets and the time required to ship between Israel and the United States or Canada by sea. We continue to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process.

We minimize working capital requirements through our distribution network that allows sales and marketing activities to be provided by third-party distributors. We believe that, based on our current business plan, our cash, cash equivalents and short term bank deposits on hand, cash from operations and borrowings available to us under our revolving credit and short-term facilities, we will be able to meet our capital expenditure and working capital requirements, and liquidity needs for at least the next twelve months. We may require additional capital to meet our longer term liquidity and future growth requirements. Continued instability in the capital markets could adversely affect our ability to obtain additional capital to grow our business and would affect the cost and terms of such capital.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	As of December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$46,649	$28,224	$35,270
Net cash used in investing activities	(5,920)	(27,367)	(58,180)
Net cash (used in) financing activities	(20,969)	(31,833)	42,480

Cash provided by operating activities

Operating activities consist primarily of net income adjusted for certain non-cash items. Adjustments to net income for non-cash items include depreciation and amortization, share-based compensation and deferred taxes. In addition, operating cash flows are impacted by changes in operating assets and liabilities, principally inventories, accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses.

Cash provided by operating activities decreased by $18.4 million from 2010 to 2011 and increased by $7.0 million from 2011 to 2012. In 2010, we generated $46.6 million in cash from operations, or 60% greater than net income, primarily as a result of $10.0 million in depreciation and amortization and an increase in accrued expenses. Despite net income for 2011 remaining flat relative to 2010, cash provided by operating activities decreased by $18.4 million in 2011 compared to 2010.

This decrease was mainly the result of an increase of $10.5 million in trade and other account receivables in 2011 compared to an increase of $1.5 million in trade and other account receivables in 2010 and a decrease of $4.5 million in accrued expenses and other liabilities in 2011 compared to an increase of $16.6 million in accrued expenses and other liabilities in 2010, primarily associated with management fees and dividends declared to related parties that were both accrued at December 31, 2010 and paid during 2011. The increase in trade and other account receivables during 2011 resulted from increased revenues in the fourth quarter of this period compared to the fourth quarter of 2010. Inventory decreased by $4.1 million in 2011 compared to an increase of $4.8 million in 2010, which partially offset the decrease in cash provided by operating activities in 2011. Depreciation and amortization expenses increased by $4.6 million, or 45.7%, from 2010 to 2011 due to our increased amortization expenses related to the intangible assets acquired in connection with the acquisitions of our U.S. and Singapore distributors, our establishment of a joint venture in Eastern Canada and the acquisition of the business of our former Western Canadian distributor. Cash provided by operating activities grew by $7.0 million in 2012 compared to 2011 as a result of a $11.1 million increase in net income and a $5.2 million increase in trade payables compared to a decrease of $0.9 million in trade payables in 2011. In addition, this included $3.7 million of non-cash share-based compensation expense in 2012 associated with employee stock options. This was partially offset by an increase of $3.8 million in inventory, primarily in the United States and Canada, compared to an inventory reduction of $4.1 million in 2011, and a larger decrease in accrued expenses from a $4.5 million decrease in 2011 to a $9.9 million decrease in 2012.

Cash used in investing activities

In 2010, 2011 and 2012, our capital expenditures totaled $5.5 million, $8.8 million and $13.5 million, respectively. Capital expenditures from 2010 to 2012 related primarily to maintenance capital expenditures and did not include the addition of any new production lines, which are currently planned for 2013 and 2014. Growth in capital expenditures over this period was primarily related to our increased sales growth and our expansion of our direct distribution markets. Net cash used in investing activities for the years ended December 31, 2010, 2011 and 2012 were $5.9 million, $27.4 million and $58.2 million, respectively. In 2011, our cash used in investing activities was $(27.4) million including cash for acquisitions totaling $18.7 million consisting of $16.2 million invested in connection with the Caesarstone USA acquisition, $1.9 million invested in connection with the acquisition of the business of Whitewood, our former distributor in Western Canada, and $0.6 million related to the acquisition of our Singapore distributor. In 2012, our cash used in investing activities was $(58.2) million, consisting primarily of $43.7 million of cash converted to bank deposits and $13.5 million of capital expenditures.

The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines, as well as acquisitions of businesses, including our former Australian distributor and our Caesarstone USA acquisition. In order to support our overall business expansion, we will continue to invest in manufacturing equipment and components for our production lines. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

On October 15, 2010, we closed an agreement to establish a joint venture, Caesarstone Canada Inc., with our former distributor in Eastern Canada. In connection with the formation of the joint venture, we granted Ciot a put option and Ciot granted us a call option for its interest, each exercisable any time between July 1, 2012 and July 1, 2023. Exercise of the put option requires six months prior notice. Exercise of the call option does not require prior notice. The purchase price following such an exercise is to be determined in accordance with the call and put formulas, which are based on multiples that are subject to change based on the number of slabs sold and adjustments related to changes in price per slab for Caesarstone Canada Inc. The put option may only be exercised for at least $5 million plus an additional amount equal to interest at a yearly rate of 3.75%. The exercise of the put or call option would result in an increase in our ownership interest from 55% to 100%.

Cash used in financing activities

Beginning in the second half of 2009 through April 2010, as a result of an improvement in our financial results and cash provided by operating activities, we repaid all of our local revolving credit line balances and repaid $4.6 million in loans prior to maturity. This, along with scheduled loan repayments, reduced our debt balance from $64.9 million in 2008 to $23.6 million in 2011, during which period we funded several acquisitions with cash on hand and limited short-term borrowings that were repaid during the year, including our acquisition of Caesarstone USA. At the end of 2010, we used our revolving credit line to pay an $8.4 million dividend to our shareholders. During 2011, we repaid $7.4 million of the revolving credit line. Net cash used in financing activities for the years ended December 31, 2010 and 2011 was $21.0 million and $31.8 million, respectively, which included loan repayments, net of $7.0 million and $27.2 million in 2010 and 2011, respectively, and dividend payments of $14.0 million in 2010 and $6.9 million in 2011. Net cash provided by financing activities for 2012 was $42.5 million, which included $76.8 million of net IPO proceeds and $10.9 million of proceeds from the Bar-Lev manufacturing facility sale-leaseback arrangement, offset by a $27.2 million dividend payout to our pre-IPO shareholders, $11.4 million of net loan repayments and $6.2 million of contingent consideration related to our acquisition of Caesarstone USA. Our debt balance, including payments under the Bar-Lev manufacturing facility sale-leaseback arrangement, as of December 31, 2012 was $22.9 million.

Credit facilities

Our long term debt is comprised largely of long-term secured loans from Israeli banks. The loans provide for terms of between five to six years and are denominated in various currencies. The remaining terms on our existing debt range between approximately five to six months. As of December 31, 2012, we had no long-term debt from these banks, net of the current portion. On January 17, 2011, a loan in the amount of CAD$4.0 million ($4.1 million) was made to Caesarstone Canada Inc. by its shareholders, Ciot and ourselves, on a pro rata basis. The loan bears an interest rate until repayment at a per annum rate equal to the Bank of Canada’s prime business rate plus 0.25%, with the interest accrued on the loan paid on a quarterly basis. Originally, the loan was due two years following the date of its granting. In 2012, the due date was extended to four years following the date of its grant. The loan balance as of December 31, 2012 was $1.8 million.

As of December 31, 2012, we had short-term and revolving credit lines with total availability of $26.0 million, consisting of $15.1 million from Israeli banks and $10.9 million from Canadian banks. The revolving credit lines from Israeli banks will expire on March 31, 2013, and we do not intend to renew these lines of credit. As of December 31, 2012, we had short-term borrowings of $5.2 million under the Canadian facility only. In addition, we had current maturities on long-term borrowings of $5.5 million.

Of our long-term debt and short-term loans (including current maturities of long-term debt) as of December 31, 2012, $2.8 million was denominated in Australian dollars with interest rates of between LIBOR plus 1.1% to LIBOR plus 1.25%, $2.4 million was denominated in U.S. dollars with an interest rate of LIBOR plus 0.75% to LIBOR plus 1.4% and $0.2 million was denominated in Canadian dollars with an interest rate of LIBOR plus 1.1%. Our revolving and short-term credit lines are primarily denominated in NIS, with the majority bearing annual interest at prime less 0.25%.

The loans and credit lines are secured with general floating and fixed charges on our assets. The agreements governing the loans and credit lines contain a number of covenants, including the following:

•	a commitment not to repay loans to our shareholders;

•	limitations on mergers, acquisitions and dispositions not in the ordinary course of business; and

•	restrictions on changes in control or ownership and dividends.

In addition, we are required to satisfy the following financial covenants:

•	a maximum ratio of total financial indebtedness to EBITDA (defined in the governing agreements as operating income plus depreciation and amortization);

•	a minimum ratio of EBITDA (defined in the governing agreements as operating income plus depreciation and amortization) to debt service (defined as the aggregate amount of principal and interest for long-term and short-term loans); and

•	a minimum ratio of tangible shareholders’ equity (defined as outstanding share capital, undistributed surpluses and subordinated shareholders’ loans less any deferred charges, amounts owed to the company by related parties and, in the case of one loan agreement, intangible assets) to total assets.

Furthermore, we are not permitted to incur a net loss for five consecutive quarters or two consecutive calendar years.

As of December 31, 2012, we were in compliance with all of the foregoing covenants.

Capital expenditures

Our capital expenditures have included the expansion of our manufacturing capacity and capabilities, and investment and improvements in our information technology systems. In 2010, 2011 and 2012, our capital expenditures were $5.5 million, $8.8 million and $13.5 million, respectively. We anticipate that our next major capital expenditures will be in 2013 and 2014 related to our expansion of our existing production capacity through the construction of a fifth production line at our Bar-Lev manufacturing facility in Israel and the construction of a new production facility with capacity for two production lines in the United States. Our investments related to these production capacity increases in Israel and the United States are estimated to be approximately $18.5 million and $75.0 million, respectively, with $45.0 million of the total U.S. investment being invested through the end of 2014. The timing of the second U.S. production line’s construction is subject to the growth of our business and is expected to require an investment of $30.0 million. We also expect to incur an additional $1.4 million of capital expenditures over the next 18 months in connection with implementing a new global enterprise resource planning system.

Land purchase agreement and leaseback

Pursuant to a land purchase agreement entered into on March 31, 2011, which became effective upon our IPO, Kibbutz Sdot-Yam acquired from us, our rights in the lands and facilities of the Bar-Lev Industrial Park in consideration for NIS 43.7 million (approximately $10.9 million). The carrying value of the Bar-Lev Grounds at the time of closing this transaction was NIS 39.0 million (approximately $9.9 million). The land purchase agreement was executed simultaneously with the execution of a land use agreement.

Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev Grounds for a period of ten years commencing on September 2012, that will be automatically renewed, unless we give two years’ prior notice, for a ten-year term in consideration for an annual fee of NIS 4,146,000 (approximately $1.1 million) to be linked to increases in the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

Our equipment that resides within the premises is considered integral equipment (as defined in ASC 360-20-15-4) due to the significant costs involved in relocating such equipment. Since we did not sell this equipment to Kibbutz Sdot-Yam as part of the transaction, the transaction is considered a partial sale and leaseback of real estate. As a result, the transaction does not qualify for “sale lease-back” accounting as defined under the relevant provisions of ASC 360-20, and we recorded the entire amount to be received as consideration as a liability while the land and building remained on our balance sheet until the end of the lease term under the provisions of ASC 840-40. As the amount to be paid under the sale-leaseback agreement accreted using our incremental borrowing rate would not cover the anticipated depreciated cost of the building and land at the end of the lease the entire amount paid will be accreted to the anticipated book value of the land and building at the end of the lease term using the effective interest method.

C.	Research and Development, Patents and Licenses

Our research and development department is located in Israel and is comprised of 12 employees with extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. A small portion of our research and development efforts has benefited from grants from the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade and Labor. In 2012, research and development costs, net of participation by the OCS, accounted for approximately 0.7% of our total revenues.

We recently began to pursue a strategy of seeking patent protection for some of our latest technologies. We have obtained a patent for certain of our technologies and have pending patent applications that were filed in various jurisdictions, including the United States, Europe, Australia and Israel, which relate to our manufacturing technology and certain products. No patent application is material to the overall conduct of our business.

For a description of our research and development policies, see “ITEM 4: Information on Caesarstone—Business Overview—Research and development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2012 are summarized in the following table:

	Payments Due by Period
	2013	2014	2015	2016	2017	2018 and thereafter	Other	Total (unaudited)
	(in thousands of U.S. dollars)
Long-term debt and sale-leaseback	$6,655	2,865	1,111	1,111	1,111	5,990	—	$18,843
Operating lease obligations	9,830	8,759	7,662	6,448	5,803	56,078	—	94,580
Purchase obligations(1)	10,388	—	—	—	—	—	—	10,388
Accrued severance pay, net(2)	—	—	—	—	—	—	563	563
Uncertain tax positions(3)	—	—	—	—	—	—	1,084	1,084
Other long-term liabilities(4)	—	—	—	—	—	—	7,974	7,974
Total	$26,873	$11,624	$8,773	$7,559	$6,914	$62,068	$9,621	$133,432

(1)	Consists of purchase obligations to suppliers. Does not include purchase obligations to Microgil, our former third-party quartz processor in Israel, based on a quartz processing agreement entered into between us and Kfar Giladi that was subsequently assigned to Microgil, an entity that we believe is controlled by Kfar Giladi. It is our position that the production facility established by Kfar Giladi and Microgil was not operational until approximately two years after the date required by the Processing Agreement, and as a result, we were unable to purchase minimum quantities set forth in the Processing Agreement. It is also our position, which is disputed by Kfar Giladi and Microgil, that the Processing Agreement was terminated by us following its breach by Kfar Giladi and Microgil. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”
(2)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the relevant employee and there is no obligation if the employee voluntarily resigns. See also Note 2 to our financial statements included elsewhere in this annual report for further information regarding accrued severance pay.
(3)	Uncertain income tax positions under ASC 740 (formerly FIN 48) guidelines for accounting for uncertain tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amounts or timing of settlement. See note 16 to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740.
(4)	Includes other long-term balance sheet liabilities.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers, their ages and positions as of February 28, 2013, are as follows:

Name	Age	Position

Officers

Yosef Shiran	50	Chief Executive Officer

Yair Averbuch	52	Chief Financial Officer

David Cullen	53	Chief Executive Officer Caesarstone Australia

Sagi Cohen	44	Chief Executive Officer Caesarstone USA

Giora Wegman	61	Deputy Chief Executive Officer

Michal Baumwald Oron	39	Vice President Business Development and General Counsel

Name	Age	Position

Eli Feiglin	45	Vice President Marketing

Erez Schweppe	48	Vice President Sales

Harel Boker	63	Vice President of Operations

Tzvika Rimon	61	Israel Country Manager

Dr. Ramon Albalak	53	Vice President Research and Development

Lilach Gilboa	40	Vice President Human Resources

Directors

Maxim Ohana	62	Chairman

Yonathan Melamed(1)	69	Director

Moshe Ronen(2)	62	Director

Ariel Halperin	57	Director

Eitan Shachar	62	Director

Boaz Shani	59	Director

Shachar Degani	46	Director

Gal Cohen	49	Director

Irit Ben-Dov(1)(2)	42	Director

Ofer Borovsky(1)(2)	58	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

Executive Officers

Yosef Shiran has served as our Chief Executive Officer since January 2009 and serves as the chairman of our subsidiaries in the United States, Canada, Singapore and Australia. Prior to joining us, in August 2008, Mr. Shiran established operations for a company wholly-owned by him in the textile industry. From January 2001 to August 2008, Mr. Shiran served as Chief Executive Officer and director of Tefron Ltd., an Israeli manufacturer of intimate apparel and activewear that was listed on the New York Stock Exchange and is currently listed on the Tel Aviv Stock Exchange. From 1995 to 2000, Mr. Shiran served as Chief Executive Officer of Technoplast Industries Ltd., an injection molding and plastic extrusion manufacturing company that was listed on the Tel Aviv Stock Exchange and the London Stock Exchange. Between 1989 and 1995, Mr. Shiran held different managerial positions in the building and electric infrastructures industries. Between 2002 and 2006, Mr. Shiran served as the Chairman of the Board of Directors of Alba Health, LLC, a U.S. affiliate of Tefron Ltd. that developed and manufactured textile products for the healthcare industry. Between 2001 and 2008, Mr. Shiran served as Chairman and a director in other private companies. From June 2007 to December 2008, Mr. Shiran served as the chairman of the Textile Manufacturers Association of Israel. Mr. Shiran holds a B.Sc. degree in Industrial Engineering from Ben Gurion University, Israel and an M.B.A. from Bar Ilan University, Israel.

Yair Averbuch has served as our Chief Financial Officer since April 2010. Prior to joining us, from September 2005 to April 2010, Mr. Averbuch served as Chief Financial Officer and Chief Administrative Officer for the Israeli operations of Applied Materials, Inc., a semiconductor capital equipment company (NASDAQ: AMAT). From 1997 to 2005, Mr. Averbuch served as a business unit controller of various Applied Materials’ Product Business Groups. From 1995 to 1997, Mr. Averbuch served as Chief Financial Officer of Orbot Instruments Ltd., an Israeli provider of diagnostic and control tools to semiconductor manufacturers, acquired by Applied Materials in 1997. Mr. Averbuch holds a B.A., M.A. and MBA in Business Administration and Economics, each from Hebrew University, Jerusalem.

David Cullen has served as our Chief Executive Officer for Caesarstone Australia since April 2010. Prior to joining us, from January 2009 to March 2010, Mr. Cullen served as General Manager in Australia of Komatsu Ltd., a Japanese manufacturer of industrial and mining equipment. From January 2006 to November 2008, he served as Chief Executive Officer of Global Food Equipment Pty Ltd., an Australian importer and distributor of commercial food equipment. From 2004 to 2006, he served as Chief Executive Officer of White International Pty Ltd., an Australian supplier of industrial and residential pump products. From 2003 to 2004, Mr. Cullen served as Chief Executive Officer of Daisytek Australia Pty Ltd, a subsidiary of Daisytek International Corporation. From 1996 to 2002, he served as Chief Executive Officer of Tech Pacific Australia Pty Ltd., the largest distributor of IT equipment in the Asia-Pacific region. Mr. Cullen has held various other management positions in other companies since 1985. Mr. Cullen has a Bachelor of Commerce degree from the University of New South Wales.

Sagi Cohen has served as Chief Executive Officer for Caesarstone USA since September 2011. From 2006 to 2010, Mr. Cohen served as Chief Operating Officer for Caesarstone USA. From November 2003 to August 2006, Mr. Cohen served as Chief Executive Officer of Yellow Convenience Stores Chain and from 2000 to 2003, he served as Vice President of Marketing and Sales of Paz Oil Company Ltd. From 2001 to 2003, he served as Vice President of Sales and Marketing of Pazomat, a part of Paz Oil Group Ltd. From 1998 to 2001, Mr. Cohen served as National Sales and Distribution Director of Strauss Marketing Ltd., and from 1995 to 1998, he served as Sales and Distribution Manager of the private sector of Strauss Marketing Ltd. Mr. Cohen holds a B.A. in Business Administration and Political Science from Tel Aviv Open University and Executive Retail and Marketing Studies from Oxford Princeton College, United Kingdom.

Giora Wegman has served as our Deputy Chief Executive Officer since August 2010. From June 2008 to July 2010, Mr. Wegman served as a member of our board of directors, and from June 2008 he has served as the Manager of Business of Kibbutz Sdot-Yam. From 1988 to July 2008, Mr. Wegman held various management positions in our Company. From 2000 to February 2006, he served as Co-CEO, and from February 2006 to July 2008, he served as our Deputy CEO. Mr. Wegman holds a B.A. in Mechanical Engineering from Rupin College, Israel.

Michal Baumwald Oron has served as our General Counsel since September 2009 and since January 2013, also as our Vice President Business Development. Prior to joining us, from August 2004 to June 2009, Ms. Baumwald Oron served as Secretary and General Counsel of Tefron Ltd., an Israeli manufacturer of intimate apparel and activewear that was listed on the New York Stock Exchange and is currently listed on the Tel Aviv Stock Exchange, and from May 2003 to August 2004, Ms. Baumwald Oron served as the Legal Counsel of Tefron. From 2001 to May 2003, Ms. Baumwald Oron managed a private legal practice, and from October 1998 to December 2000, she practiced law at a private commercial law firm in Tel-Aviv, Israel. From 1995 to October 1998, Ms. Baumwald Oron served as legal counsel in the Israel Defense Forces. Ms. Baumwald Oron holds an LL.B. from Tel-Aviv University, Israel and an LL.M. from Bar-Ilan University, Israel, and was admitted to the Israeli Bar in 1996.

Eli Feiglin has served as our Vice President Marketing since December 2009. Prior to joining us, Mr. Feiglin served as Vice President Marketing of Jafora-Tabori Ltd., a manufacturer and marketer of soft drinks, from 2005 to December 2009. From 2004 to 2005, Mr. Feiglin served as Chief Executive Officer of Comutech Ltd., a distributor of Siemens AG mobile handsets in Israel. From 1999 to 2004, Mr. Feiglin served as Marketing Manager of Pelephone Ltd., a cellular communications provider in Israel, and from 1996 to 1999, Mr. Feiglin served as Category Manager of Osem (Nestle Israel), a food manufacturer and distributor. From 1992 to 1996, Mr. Feiglin served as Project Manager of POC Strategic Consulting Ltd., a strategy and marketing consulting company. Mr. Feiglin holds a B.A. in Management and Economics and an M.B.A., each from Tel-Aviv University, Israel.

Erez Schweppe has served as our Vice President Sales since August 2007. Prior to joining us, from 1997 to July 2007, Mr. Schweppe served as Vice President Marketing and Sales at Phoenicia America-Israel, an Israeli glass manufacturer, and from 1996 to 1997, Mr. Schweppe served as Budget, Pricing and Control Manager at Finish-Office Furniture. Mr. Schweppe holds a B.A. in Economics and Political Science and an M.B.A., each from Hebrew University, Jerusalem.

Harel Boker has served as our Vice President of Operations since February 2012. From April 2005 to March 2011, Mr. Boker served as Vice President Supply Chain of Unilever Israel, and from April 1996 to March 2005, he served as Vice President of Operations of Unilever Israel. From October 1993 to March 1996, Mr. Boker served as Chief Executive Officer of Etz Hazait, a private Israeli manufacturer of oil products. From 1975 to 1993, Mr. Boker served in several managerial positions in the American Israeli Paper Mill Group. Mr. Boker holds a B.Sc. in Industrial and Management Engineering from Ben-Gurion University, Israel.

Tzvika Rimon has served as our Israel Country Manager since 1998. Prior to joining us, from 1983 to July 1998, Mr. Rimon served as Marketing and Sales Manager at Carmel Carpets Ltd., a carpet manufacturing company. From 1979 to 1983, Mr. Rimon served as Sales Manager at ELISRA LTD, an Israeli electronic company.

Dr. Ramon Albalak has served as our Vice President Research and Development since June 2010 and joined us in November 2007 as our Research and Development Manager. Prior to joining us, from 2003 to October 2007, Dr. Albalak served as Research and Development Manager at ADT—Advanced Dicing Technologies Ltd., a manufacturer of dicing saws and laser scribing systems. From 2001 to 2003, Dr. Albalak served as Research and Development Manager at Kulicke and Soffa, a manufacturer of semiconductor assembly equipment. Dr. Albalak holds a B.Sc. and a D.Sc. in Chemical Engineering, both from the Israeli Institute of Technology in Haifa, and a Post-Doctorate in Materials Science and Engineering from the Massachusetts Institute of Technology.

Lilach Gilboa has served as our Vice President Human Resources and member of our management since August 2007. From 2002 through July 2007, Ms. Gilboa served as our Manager of Human Resources. Prior to joining us, from 1998 to 2000, Ms. Gilboa served as Recruitment Manager in the operations department of ECI Telecom Ltd., an Israeli manufacturer of network infrastructure equipment, and from 2000 to 2002, Ms. Gilboa served as Manager of Human Resources in the IT department at the same company. Ms. Gilboa holds a B.A. in Behavior Science and Human Resources from The College of Management Academic Studies, Israel and an M.A. in Organizational Sociology from Tel-Aviv University, Israel.

Directors

Maxim Ohana has served as the Chairman of our Board of Directors since December 2010. From April 2007 until January 2013, Mr. Ohana served as Chairman of the financial committee of Kibbutz Sdot-Yam. From 2000 to 2008, Mr. Ohana served as Chief Executive Officer of Sdot-Yam Marble Floors Company (1995) Ltd. From 1997 to 2000, Mr. Ohana served as Chief Executive Officer of Hagor Industries Ltd. From 1993 to 1997, Mr. Ohana served as Chief Executive Officer of Cement Products Caesarea Ltd. From 1990 to 1993, Mr. Ohana served as Chief Executive Officer of Kibbutz Sdot-Yam’s business. Mr. Ohana holds a diploma in general studies from the Kibbutzim Seminar, Israel.

Yonathan Melamed has served as a director since August 2008. Mr. Melamed has served as Chairman of Rahan Meristem 1998 Ltd. since 2004; Miluot Ltd., The Gulf Settlements (1993) Buying Organization Ltd. and Golan Plastic Ltd. since 2006; Polyon Barkai (1993) Industries Ltd. since 2009; and Bio-Bee Sde Eliyahu Ltd. since 2010. Mr. Melamed has also served as a director of Assive Ltd. since 2006 and Sde Eliyahu Spices, Nahsholim Vacations at Dor Beach, Agriculture Nahsholim Agricultural Cooperative Society Ltd. and Tefen Plastic Products Manufacturing & Marketing 1990 Ltd. since 2010. From 2004 to 2011, Mr. Melamed served as Chairman of the Kibbutz Industry Association and also as Chairman of Plastive Packaging Products Ltd. (Yakum). From 2006 to 2011, Mr. Melamed served as director of Toam Import and Expot Ltd., and from 2006 to 2010, as Chairman of Arkval Filtration Systems. Mr. Melamed also served as Chairman of Gvat Agriculture and Business Cooperative Society Ltd. from 2006 to 2008, Chairman of Bashan Radiators Ltd. from 2000 to 2008 and Chairman of Mapal Plastic Products (Mavo Hama) from 2000 to 2007. Mr. Melamed holds a Practical Engineering degree in Electronic Engineering from the Israeli Institute of Technology in Haifa.

Moshe Ronen has served as a director since February 2004. From February 1992 to March 1999, Mr. Ronen served as Chief Executive Officer of Golden Channels Ltd. From September 2000 to October 2005, Mr. Ronen served as Chief Executive Officer of Golden Pages Ltd. Since June 2004, Mr. Ronen has served as a director of Knafaim Holding Limited, an Israel-based tourism and air aviation services company, traded on the Tel Aviv Stock Exchange. Since January 2013, Mr. Ronen has served as a member of the board of governors and management committee of The Wingate Institute, an Israeli national center for physical education and sport. Mr. Ronen holds a B.Sc. in Mathematics, Statistics and Complementary Studies from the Hebrew University, Israel.

Ariel Halperin has served as a director since December 2006. Mr. Halperin has served as a senior managing partner in Tene Investment Funds Ltd. since 2004 and a founding partner in Tenram Investments Ltd. since 2000. From 1992 to 2000, Mr. Halperin led the Kibbutzim Creditors Agreement serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Mr. Halperin currently serves as a director of Tene Growth Capital (Management) Ltd., Tene Investment Management F.E Ltd., Tenram Investments (2001) Ltd., Tenram Ltd., Tenram Enterprise and Consulting Ltd., Tenram Funds Management Ltd., Netafim Ltd., Ricor Cryogenic & Vacuum Systems Limited Partnership, Hanita Coatings RCA, Gav Yam Hill Ltd., Magash Top Investments 2001 Ltd., Gaviah Top Investments (2002) Ltd., Dan Tan Geshem Holdings Ltd., G.T.M Investments In Mishmarot Ltd., Naaman Properties Ltd., T.S.I Investments Ltd., D.A.R.E Sdot Shemesh Ltd., D.A.R.E Financing (2010) Ltd. and Tene Investments Management in Kibbutz Industry Ltd. Mr. Halperin holds a B.A. in Mathematics and Economics and Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts. Mr. Halperin was appointed as a director by Tene pursuant to a 2006 investment agreement among Kibbutz Sdot-Yam and entities affiliated with it, Tene and us.

Eitan Shachar has served as a director since July 2010. Mr. Shachar also serves as the Chief Executive Officer of Sdot-Yam Business, Maintenance and Management Agricultural Cooperative Society Ltd. and as a director of a few companies owned by Kibbutz Sdot-Yam. From 1999 to February 2009, Mr. Shachar served as the manager of our samples factory where we process our marketing sample slabs. Prior to joining us, from 1997 to 1999, Mr. Shachar managed an agricultural project in India and in 1996, he was engaged in the sale of and instruction on the use of agricultural equipment. In 1992, Mr. Shachar served as the manager of a project in China for the growth of cotton with an advanced technology. From 1974 to 1996, he was employed by Kibbutz Sdot-Yam in its field-crops area, twelve years of which he served as the professional and administrative manager of the field-crops area. Mr. Shachar currently serves as a director of Kef-Yam, at Kibbutz Sdot-Yam. Mr. Shachar holds a B.Sc. in Mechanical Engineering from Rupin College, Israel.

Boaz Shani has served as a director since November 2011. Since 1995, Mr. Shani has served as the Managing Director of Neser for Settlement (1996) Ltd., a private company owned by over 250 kibbutzim. From 1988 to 1990, Mr. Shani served as a member of Kibbutz Sdot-Yam’s secretariat. From 1981 to 1984 and 1984 to 1988, Mr. Shani served as the administrator of Kibbutz Sdot-Yam’s communications branch. Mr. Shani currently serves as a director of Kef-Yam at Kibbutz Sdot-Yam and is a member of Kibbutz Sdot-Yam’s outside workers committee.

Shachar Degani has served as our director since November 2011. From July 2009 to November 2012, Mr. Degani served as community manager of Kibbutz Tel-Yosef. From January 2008 to 2009, Mr. Degani served as the manager of our factory equipment project. From January 2006 to December 2007, he served as Kibbutz Sdot-Yam’s community manager, and from January 2000 to December 2005, he served as manager of a business unit of Sdot-Yam Business Ltd. called Caesar Art & Sdot Yam. Mr. Degani holds an Executive B.A. in Business Administration from Rupin College, Israel.

Gal Cohen has served as our director since February 2012. Since June 2009, Mr. Cohen has served as the manager of international activity of Sol Energy Hellas, a Greek company specializing in energy saving solutions. From 2005 to 2008, Mr. Cohen served as vice president of export activity at Chromagen Ltd., an Israeli solar solutions producer. From 1998 to 2004, he served as Chief Executive Officer of Kef-Yam at Kibbutz Sdot-Yam, and from 1994 to 1998, he served as Kef Yam’s vice president of marketing. Mr. Cohen holds a B.A. in Business Administration from the College of Management Academic Studies, Israel and an M.A. in Business Administration from Derbi University, Israel.

Irit Ben-Dov has served as our director since March 2012 and serves as an external director under the Companies Law. Since January 2012, Ms. Ben-Dov has served as the Chief Financial Officer of Plassim Group, an Israeli manufacturer of plastic pipes and fittings. From January 2011 to December 2011, Ms. Ben-Dov served as the Chief Financial Officer of Dynasec Ltd., a risk management and regulatory compliance software start-up company. From November 2003 to June 2010, Ms. Ben-Dov served as Chief Financial Officer of Maytronics Ltd., an Israeli public company. From 2001 to 2003, Ms. Ben-Dov served as an accountant at Ernst & Young, Israel, and from 1996 to 2001, she served as a cost accountant in Kibbutz Yizrael. Ms. Ben-Dov currently serves as an external director and chairperson of the audit committee of Poliram Ltd., an Israeli company and as an external director of Miluot Development Company of Haifa Gulf Farmsteads Ltd., an Israeli company. Ms. Ben-Dov holds a B.A. in Statistics from Haifa University, Israel and an M.B.A. from Derbi University, Israel. Ms. Ben-Dov is an Israeli Certified Public Accountant.

Ofer Borovsky has served as our director since March 2012 and serves as an external director under the Companies Law. Since May 2005, Mr. Borovsky has served as the Joint Chief Financial Officer of Plasson Industries Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange and Plasson Ltd., a private Israeli company. From 2004 to 2007, Mr. Borovsky served as a marketing consultant to R.M.C. Ltd., a fish food producer and marketing company. From 2004 to 2009, Mr. Borovsky served as a member of the Financial Committee of Granot Ltd., an Israeli cooperative association. From 2005 to 2008, he served as the chairman of the Investment Committee at Yaniv Pension Fund. From 2000 to 2004, Mr. Borovsky served as treasurer of Plasson Industries Ltd., Plasson Ltd. and Kibbutz Maagan Michael and its corporations. From 1990 to 2000, Mr. Borovsky served as marketing manager for the Kibbutz Maagan Michael fish industry and Mag Noy Ltd., an ornamental fish export company, and from 1985 to 1990, he served as treasurer of Plasson Industries Ltd. and Kibbutz Michael and its corporations. Mr. Borovsky currently serves as an external director of Gan Shmuel Foods Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange and as a director of Plasson Industries Ltd. and Plasson Ltd. Mr. Borovsky holds a B.A. in Business Administration and Economics from Rupin College, Israel, an M.B.A. from Manchester University, United Kingdom and D.B.A. from the Business School Lausanne, Switzerland.

B.	Compensation of Officers and Directors

We are not required to disclose individual compensation information regarding our executive officers under Israeli law. The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock based compensation, for the year ended December 31, 2012, was $10.9 million. This amount includes $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

Pursuant to a management services agreement with a company wholly-owned by our Chief Executive Officer, Yosef Shiran, in consideration for services provided, we pay Mr. Shiran a monthly fee of NIS 122,340 ($32,773) indexed to the November 2008 Israeli consumer price index plus VAT, as well as provide benefits customary for senior executives in Israel, including a car allowance. Mr. Shiran is also entitled to a yearly bonus equal to 2.5% of our net income in excess of NIS 20.0 million ($5.4 million) without any guaranteed minimum. Mr. Shiran is entitled to three months’ notice prior to termination of his employment and to a further six-month period during which he is entitled to all of his rights under the management services agreement, except in the case of a termination for cause, and is required to continue to provide services to us for three months of the nine-month notice period. Mr. Shiran was entitled to receive a cash payment based on the increase in value of 685,000 of our shares granted to him in January 2009 vesting in 12 equal installments over a three-year period. Prior to our IPO, our value was deemed to be based on a multiple of our SBC EBITDA (defined as operating income plus amortization and depreciation). Following the closing of our IPO, our value was determined by reference to our share price. In September 2010, Mr. Shiran gave notice of exercise of his right to receive the payment with respect to 335,000 shares calculated in accordance with the SBC EBITDA formula based on our EBITDA for the 2010 fiscal year following the approval of our financial statement for fiscal year 2010. The amount of this payment totaled $2.8 million, which we paid in June 2011. In October 2011, Mr. Shiran notified us of his decision to exercise his right to receive an award bonus with respect to a further 175,000 vested shares. The calculation of the award bonus amount was based on SBC EBITDA for 2011, totaled $1.5 million and was paid on April 1, 2012. The IPO was an automatic exercise event for the remaining 175,000 shares based on the IPO price and had a total value of $1.5 million, which was also paid on April 1, 2012.

We pay each of our directors, other than the chairman of our board, our external directors and our independent directors, a monthly cash retainer of $1,750. We also reimburse them for expenses arising from their board membership. Our external directors and our independent directors each receive an annual cash retainer in an amount equal to an amount permitted under the Israeli regulations with respect to annual compensation of external directors.

Employment and consulting agreements with executive officers

We have entered into written employment or service agreements with each of our executive officers and with our Chairman.

Employment agreements

We have entered into written employment or services agreements with each of our office holders who are not directors, with some of our directors and with our Chairman. These agreements each contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision generally applies for a period of six months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice of between two and six months prior to terminating the employment of certain of our senior executive officers other than in the case of a termination for cause.

Indemnification agreements

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by law, subject to limited exceptions. We have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from our IPO to the extent that these liabilities are not covered by insurance. See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Equity incentive plan

We adopted the 2011 Incentive Compensation Plan (the “2011 plan”) in July 2011. We only grant options or other equity incentive awards under the 2011 plan. In 2012, we granted to certain of our key employees and our executive officers, options to purchase 1,545,200 of our ordinary shares at a weighted average exercise price of $11.13 per share. The 2011 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

The number of ordinary shares that we may issue under the 2011 plan is 2,375,000 ordinary shares. The number of shares subject to the 2011 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2011 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2011 plan.

A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option award agreement and the 2011 plan. The exercise price of each option granted under the 2011 plan will be determined by our compensation committee. The exercise price of any share options granted under the 2011 plan may be paid in cash, ordinary shares already owned by the option holder or any other method that may be approved by our compensation committee, such as a cashless broker-assisted exercise that complies with law.

Our compensation committee may also grant, or recommend that our board of directors grant, other forms of equity incentive awards under the 2011 plan, such as share appreciation rights, restricted stock units, dividend equivalents and other forms of equity-based compensation.

Israeli participants in the 2011 plan may be granted options subject to Section 102 of the Israeli Income Tax Ordinance. Section 102 of the Israeli Income Tax Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any stock options granted under the 2011 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation committee and stated in the option agreement.

Our compensation committee administers the 2011 plan. Our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee concerning the 2011 plan. The compensation committee selects which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants shall receive options or other awards under the 2011 plan and determines, or recommends to our board of directors, the number of ordinary shares covered by those options or other awards, the terms under which such options or other awards may be exercised (however, options generally may not be exercised later than 10 years from the grant date of an option) or may be settled or paid, and the other terms and conditions of such options and other awards under the 2011 plan. Holders of options and other equity incentive awards may not transfer those awards, unless they die or the compensation committee determines otherwise.

If we undergo a change of control, as defined in the 2011 plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, (a) the compensation committee may, in its discretion, accelerate the vesting, exercisability and payment, as applicable, of outstanding options and other awards; and (b) the compensation committee, in its discretion, may adjust outstanding awards by substituting ordinary shares or other securities of any successor or another party to the change of control transaction, or cash out outstanding options and other awards, in any such case, generally based on the consideration received by our shareholders in the transaction.

Subject to particular limitations specified in the 2011 plan and under applicable law, our board of directors may amend or terminate the 2011 plan, and the compensation committee may amend awards outstanding under the 2011 plan. The 2011 plan will continue in effect until all ordinary shares available under the 2011 plan are delivered and all restrictions on those shares have lapsed, unless the 2011 plan is terminated earlier by our board of directors. No awards may be granted under the 2011 plan on or after the tenth anniversary of the date of adoption of the plan.

Grant of stock options to chief executive officer

In March 2012, we granted to Yosef Shiran, our Chief Executive Officer, options to purchase ordinary shares equal to 2% of the number of our shares immediately outstanding following the pricing of our IPO in consideration for serving as a director and chairman of the board of directors of our subsidiaries in the United States, Canada, Singapore and Australia. The exercise price of the options was equal to $11.00, the IPO price per share. Additional options, totaling 19,980 shares, were issued after the exercise of the IPO’s over-allotment option by the underwriters, with an exercise price of $11.00. The exercise price of the options will be adjusted to reflect the impact of any dividend distributions prior to the exercise of the option and also to reflect the impact of any stock dividend and other rights that may be granted to all of our shareholders, including rights to purchase our securities.

The options vest in 12 equal installments beginning on March 31 2012, and subsequently, at the end of each quarter for 11 quarters, provided the services agreement between us and our CEO is in effect. All unvested options will vest automatically upon a change of control (as defined in the award agreement), the sale of all or substantially all of our assets, or in the event that Kibbutz Sdot-Yam’s and Tene’s combined holdings in us decrease below 50% of our outstanding shares. Any additional benefits granted under options awarded to our other employees will apply to our CEO’s options as well.

Any option which is not exercised by our CEO before the lapse of 36 months following the termination of the services agreement between us and our CEO, or within seven years from the date of our IPO, will expire.

C.	Board Practices

Corporate governance practices

We are a “controlled company” under the Nasdaq Global Select Market corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. We are a controlled company on the basis of Kibbutz Sdot-Yam’s ownership in the company and may be considered a controlled company in the event that Kibbutz Sdot-Yam’s ownership decreases below 50% based on the voting agreement between Kibbutz Sdot-Yam and Tene, which results in those shareholders together beneficially owning, 77.4% of our outstanding shares as of February 28, 2013. Pursuant to the voting agreement, Kibbutz Sdot-Yam and Tene will vote together for six of the 10 members of our board of directors with Kibbutz Sdot-Yam nominating the six nominees, and for so long as Tene holds more than 8.25% of our outstanding share capital, for a seventh nominee selected by Tene. Kibbutz Sdot-Yam and Tene have also agreed pursuant to the voting agreement to vote for certain director compensation resolutions and for external and independent directors proposed by Kibbutz Sdot-Yam subject to their qualification as such under applicable laws and regulations. The voting agreement will terminate if Tene’s holdings in our company decrease below 8.25%.

Pursuant to the “controlled company” exemption, we are not required to comply with the requirements that: (1) a majority of our board of directors consist of independent directors and (2) we have a compensation committee and a nominating committee composed entirely of independent directors with a written charter addressing each committee’s purpose and responsibilities. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the Nasdaq Global Select Market corporate governance rules, unless we elect to avail ourselves of the exemption from Nasdaq Global Select Market corporate governance rules afforded to foreign private issuers, as discussed below.

The “controlled company” exemption does not modify the independence requirements for our audit committee. Accordingly, we have an audit committee comprised of at least three members all of whom meet the Nasdaq Global Select Market independence requirements and at least two of whom qualify as external directors under the Companies Law. See “—Audit committee.” In addition, while we are not required to make a formal determination regarding the independence of our directors who are not members of our audit committee under Nasdaq Global Select Market corporate governance rules, none of our executive officers or other employees are members of our board of directors.

In addition to the controlled company exemption, as a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of Nasdaq Global Select Market corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to the following items:

•	As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital required under the Nasdaq Global Select Market requirements. At an adjourned meeting, any number of shareholders constitutes a quorum.

•	We approve the adoption of, and material changes to, equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions.

Otherwise, subject to using the controlled company exemption described above, we comply with the Nasdaq Global Select Market’s corporate governance rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Global Select Market corporate governance rules. We also comply with Israeli corporate governance requirements under the Companies Law applicable to public companies.

Board of directors and officers

Our board of directors consists of 10 directors, including Ms. Ben-Dov and Mr. Borovsky, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External directors”). These two directors, as well as Yonathan Melamed and Moshe Ronen also qualify as independent directors under the corporate governance standards of the Nasdaq Stock Market and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our articles of association, the number of directors on our board of directors will be no less than seven and no more than 11 and must include at least two external directors. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting. Kibbutz Sdot-Yam has the right to nominate an additional member to our board of directors. Once Kibbutz Sdot-Yam proposes such member, and he or she is elected at a general meeting of our shareholders, our board of directors will consist of 11 members.

Each director holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below, except (1) our external directors have a term of office of three years under Israeli law (see “—External directors—Election and dismissal of external directors”) and (2) our board of directors was entitled pursuant to our articles of association to designate two of our independent directors in office at the time of our IPO (in addition to our external directors) to have an initial term of three years in office. Our board has designated Yonathan Melamed and Moshe Ronen to have an initial term of three years in office starting on November 20, 2011.

The directors who are serving in office shall be entitled to act even if a vacancy occurs on the board of directors. However, should the number of directors, at the time in question, becomes less than the minimum set forth in our articles of association, the remaining director(s) shall be entitled to act for the purpose of filling the vacancies which shall have occurred on the board of directors or of convening a general meeting, but not for any other purpose.

Any director who retires from his or her office shall be qualified to be re-elected subject to any limitation affecting such director’s appointment as a director under the Companies Law. See “—External directors” for a description of the provisions relating to the reelection of external directors.

A general meeting of our shareholders may remove a director from office prior to the expiry of his or her term in office (“Removed Director”) by a simple majority vote (except for External Directors, who may be dismissed only as set forth under the Companies Law), provided that the Removed Director is given a reasonable opportunity to state his or her case before the general meeting. If a director is removed from office as set forth above, the general meeting shall be entitled, in the same session, to elect another director in his or her stead in accordance with the maximum number of directors permitted as stated above. Should it fail to do so, the board of directors shall be entitled to do so. Any director who is appointed in this manner shall serve in office for the period remaining of the term in office of the director who was removed and shall be qualified to be re-elected.

Any amendment of our articles of association regarding the election of directors, as described above, shall require a simple majority vote. See “—External directors” for a description of the procedure for the election of external directors.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “—External directors—Qualifications of external directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Yonathan Melamed has such expertise.

There are no family relationships among any of our office holders (including directors).

Alternate directors

Our articles of association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. The appointment of an alternate director shall be subject to the consent of the board of directors. The alternate director will be regarded as a director. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. The term of appointment of an alternate director may be for one meeting of the board of directors or until notice is given of the cancellation of the appointment. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director.

External directors

Qualifications of external directors

Under the Companies Law, companies organized under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law. Appointment of external directors must be made by a general meeting of our shareholders. We held a shareholders meeting on June 19, 2012, which approved the appointment of two external directors: Irit Ben-Dov and Ofer Borovsky.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of (each an “Affiliated Party”): (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by our controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, and a director or manager directly subordinate to the general manager.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Stock Market for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director has ceased to act as an external director (1) neither a company, nor its controlling shareholders, including any corporations controlled by a controlling shareholder, may grant such former external director or his or her spouse or children any benefits (directly or indirectly), (2) such persons may not be engaged to serve as an office holder at the company or any corporation controlled by a controlling shareholder and (3) such persons also may not be employed or receive professional services for payment from a controlling shareholder, (directly or indirectly), including through a corporation controlled by a controlling shareholder. Additionally, until the lapse of a one-year period from the date that an external director has ceased to act as an external director, any relative of the former external director who is not his or her spouse or children is subject to the abovementioned prohibitions.

Election and dismissal of external directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

•	the total number of shares held by non-controlling shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and thereafter, subject to conditions set out in the regulations promulgated under the Companies Law, to further three year terms. An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

Additional provisions

Under the Companies Law, each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director and its audit and compensation committees are required to include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Audit committee

Companies law requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors, including all of the external directors. The audit committee may not include:

•	the chairman of the board of directors;

•	a controlling shareholder or a relative of a controlling shareholder (as defined below);

•	any director employed by, or providing services on an ongoing basis to, a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company or any director who derives most of his or her income from the controlling shareholder; and

•	any director employed by the company or who provides services to the company on a regular basis (other than as a member of the board of directors).

According to the Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “independent” (as defined below) and the chairman of the audit committee will be required to be an external director. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Companies Law.

The term “independent director” is defined under the Companies Law as an external director or a director who meets the following conditions and who is appointed or classified as such according to the Companies Law: (1) the conditions for his or her appointment as an external director (as described above) are satisfied and the audit committee approves the director having met such conditions and (2) he or she has not served as a director of the company for over nine consecutive years with any interruption of up to two years of his or her service not being deemed a disruption to the continuity of his or her service.

Listing requirements

Under the Nasdaq Market Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Yonathan Melamed, Irit Ben Dov and Ofer Borovsky. Irit Ben-Dov serves as the Chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Market Rules. Our board of directors has determined that Yonathan Melamed is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Market Rules.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Approval of transactions with related parties

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “—Fiduciary duties and approval of specified related party transactions under Israeli law.” The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Market Rules, which include, among other responsibilities:

•	retaining and terminating our independent auditors, subject to board of directors and shareholder ratification;

•	pre-approval of audit and non-audit services to be provided by the independent auditors;

•	reviewing with management and our independent director our quarterly and annual financial reports prior to their submission to the SEC; and

•	approval of certain transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit committee includes the identification of irregularities in our business management, among other things, by consulting with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors. In addition, the audit committee or the board of directors, as set forth in the articles of association of the company, is required to approve the yearly or periodic work plan proposed by the internal auditor. The audit committee is required to assess the company’s internal audit system and the performance of its internal auditor. The Companies Law also requires that the audit committee assess the scope of the work and compensation of the company’s external auditor. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law. The audit committee charter states that in fulfilling its role the committee is entitled to demand from us any document, file, report or any other information that is required for the fulfillment of its roles and duties and to interview any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee.

Compensation committee

We have a compensation committee consisting of three of our directors, Ofer Borovsky, Irit Ben-Dov and Moshe Ronen. Ofer Borovsky serves as the Chairman of the compensation committee. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

•	reviewing and recommending overall compensation policies with respect to our Chief Executive Officer and other office holders;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other office holders including evaluating their performance in light of such goals and objectives and determining their compensation based on such evaluation;

•	reviewing and approving the granting of options and other incentive awards; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Pursuant to a recently enacted amendment to the Companies Law (the “Compensation Amendment”), which became effective on December 12, 2012, public companies are required to appoint a compensation committee that meets certain independence criteria as described below, which replaces the audit committee with respect to the approval of certain matters. Pursuant to the Compensation Amendment, our compensation committee is required to adopt a compensation policy by September 11, 2013 and will be required to approve our compensation policies at least once every three years. The compensation policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Companies Law. The compensation policy must be approved by the company’s board of directors, after considering the recommendations of the compensation committee. In addition, the compensation policy needs to be approved by the company’s shareholders by a simple majority, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter who were present and voted against the policy, hold two percent or less of the voting power of the company. Under the Compensation Amendment, if the shareholders of the company do not approve the compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and board of directors provide detailed reasons for their decision.

We have not yet adopted a compensation policy that complies with the Compensation Amendment. In order to comply with the Compensation Amendment, our current compensation policy may need to be amended with respect to items such as an exemption and release of the office holder from liability for breach of his or her duty of care to the company; an undertaking to indemnify the office holder; post factum exculpation or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of services; and any benefit, other payment or undertaking to provide any such payment.

Under the Compensation Amendment, the compensation committee must be comprised of at least three directors, including all of the external directors, who must also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with regulations promulgated under the Companies Law. In addition, the chairperson of the compensation committee must be an external director. The Companies Law further stipulates that directors who are not qualified to serve on the audit committee, as described above, may not serve on the compensation committee either and that, similar to the audit committee, generally, any person who is not entitled to be a member of the compensation committee may not attend the compensation committee’s meetings.

The responsibilities of the compensation committee under the Companies Law include: (i) making recommendations to the board of directors with respect to the approval of the compensation policy and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) resolving whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Compensation of Directors and Executive Officers

Directors. Under the Compensation Amendment, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval will also be required, as follows:

•	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive Officers other than the Chief Executive Officer. The Compensation Amendment requires the compensation of a public company’s executive officers (other than the chief executive officer) to be approved by, first, the compensation committee; second by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief Executive Officer. The compensation of a public company’s chief executive officer requires the approval of first, the company’s compensation committee; second, the company’s board of directors and third, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision.

The compensation committee and board of directors approval should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). The compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for a chief executive officer position, if they determine that the compensation arrangements are consistent with the company’s stated compensation policy, the chief executive officer did not have a business relationship with the company or a controlling shareholder of the company and that having the engagement transaction subject to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Notwithstanding the above, the amendment of existing compensation terms of executive officers (including the chief executive officer and excluding officers who are also directors) requires only the approval of the compensation committee, provided that the committee determines that the amendment is not material in relation to the existing terms.

Transition Period under the Compensation Amendment

Under the Compensation Amendment, during the transition period until a compensation policy is adopted, the terms of office and employment of a director or chief executive officer, including any amendment thereof, are required to be approved in accordance with the terms of the Compensation Amendment, as described above and must be based on, include and refer to the same matters as those required with respect to the compensation policy described above. With respect to the approval of the terms of office and employment of other executive officers, only the approvals of the compensation committee and the board of directors are required.

Any existing compensation arrangements that are extended without any changes prior to the adoption of the compensation policy (which, as noted, must occur by September 11, 2013) will not require any approvals set forth in the Compensation Amendment.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same.

An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or as a chief executive officer of the company. Our internal auditor is Mr. Ofer Orlitzky of Leon, Orlitzky and Co.

Fiduciary duties and approval of specified related party transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a fiduciary duty on all office holders of a company.

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the business advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to such action.

The fiduciary duty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the organs of the company entitled to provide such approval, and the methods of obtaining such approval.

Disclosure of personal interests of an office holder and approval of transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest. However, a company may not approve a transaction or action that is not to the company’s benefit.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. Our articles of association provide that such a transaction, which is not an extraordinary transaction, shall be approved by the board of directors or a committee of the board of directors or any other entity (which has no personal interest in the transaction) authorized by the board of directors. If the transaction considered is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see “— Compensation of Directors and Executive Officers.”

Any persons who have a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

A “personal interest” is defined under the Companies Law as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person and/or such person’s relative is a director or general manager, a 5% shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest and (2) a personal interest of a person who gave a proxy to another person to vote on his or her behalf regardless of whether the discretion of how to vote lies with the person voting or not.

An “extraordinary transaction” is defined under the Companies Law as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Disclosure of personal interests of a controlling shareholder and approval of transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. See “—Audit committee—Approval of transactions with related parties” for the definition of a controlling shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•	a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2.0% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years, however such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the shareholder duties mentioned above, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer (See “ITEM 10: Additional Information—Acquisitions under Israeli law”) or a private placement which qualifies as a related party transaction (See “—Fiduciary duties and approval of specified related party transactions under Israeli law”), approval at a general meeting of the shareholders of a company is required.

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738—1968 (the “Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

•	a monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

•	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of February 28, 2013, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into new agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from our IPO to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. As of March 2013, the maximum aggregate amount of indemnification that we may pay to our office holders based on such new indemnification agreement is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to the greater of 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made, and $30 million. Such indemnification amounts are in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any. In the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

We previously entered into letters of indemnification with some former office holders that currently remain in effect, and pursuant to which we undertook to indemnify them with respect to certain liabilities and expenses then permitted under the Companies Law, which are similar to those described above. These letters of indemnification are limited to foreseeable events that were determined by the board of directors and indemnity payments are limited to a maximum amount of $2.0 million for one series of related events for each office holder.

D.	Employees

As of December 31, 2012, we had 883 employees, of whom 536 were based in Israel, including 73 individuals who provide services to us through our manpower agreement with Kibbutz Sdot-Yam and with whom we do not have employment relationships, 180 employees in the United States, 85 employees in Australia, 60 in Canada and 22 in Asia. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three years and as of December 31, 2012:

	As of December 31,
Department	2010	2011	2012
Manufacturing and operations	426	515	537
Research and development	19	18	12
Sales, marketing, service and support	100	218	259
Management and administration	56	87	75
Total	601	838	883

The growth in our global workforce of 237 employees in 2011 is largely due to the addition of 161 employees as a result of the Caesarstone USA acquisition, and the expansion of our direct distribution operations in Canada and Singapore, which added 32 and 19 employees, respectively, to our workforce during this period. The growth in our global workforce of 45 employees in 2012 is largely due to our expanded distribution operations in the United States, Canada and Australia, including a shift to direct distribution in the Mid-Atlantic and Midwestern regions of the United States and the West and South of Australia (all of which were served by sub-distributors in 2011).

Israeli labor laws (applicable to our Israeli employees) govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans in accordance with the applicable Israeli legal requirements.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Industry, Trade and Labor apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. Employees work in three separate shifts, seven days a week. We are subject to the Israeli Hours of Work and Rest Law, 1951; however, we do not have a permit to employ Jewish employees on the Jewish day of rest.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 28, 2013, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Executive officers
Yosef Shiran	*	*
Yair Averbuch	*	*
David Cullen	*	*
Sagi Cohen	*	*
Giora Wegman	-	-
Michal Baumwald Oron	*	*
Eli Feiglin	*	*
Erez Schweppe	*	*
Harel Boker	*	*
Tzvika Rimon	*	*
Dr. Ramon Albalak	*	*
Lilach Gilboa	*	*

Directors
Maxim Ohana	-	-
Yonathan Melamed	-	-
Moshe Ronen	-	-
Ariel Halperin	7,991,250	23.2%
Eitan Shachar	-	-
Boaz Shani	-	-
Shachar Degani	-	-
Gal Cohen	-	-
Irit Ben-Dov	-	-
Ofer Borovsky	-	-
All directors and executive officers as a group	8,192,859	23.6%

*	Less than one percent of the outstanding ordinary shares.

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 28, 2013 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 34,487,385 ordinary shares outstanding as of February 28, 2013.

Our directors and executive officers hold, in the aggregate, options exercisable for 1,035,541 ordinary shares, as of February 28, 2013. These options have a weighted average exercise price of $11.00 per share and have expiration dates generally seven years after the grant date of the option.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 28, 2013, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options that are exercisable within 60 days from February 28, 2013. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. The table assumes 34,487,385 ordinary shares outstanding as of February 28, 2013.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Kibbutz Sdot-Yam(1)	18,715,000	54.3%
Tene Investment Funds(2)	7,991,250	23.2%

(1)	Consists of 18,715,000 ordinary shares. Kibbutz Sdot-Yam’s shares are held by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd., a wholly-owned subsidiary of Kibbutz Sdot-Yam. The management board of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam and makes the voting and investment decisions of Kibbutz Sdot-Yam by majority vote with regard to our shares. The management board of Kibbutz Sdot-Yam has nine members: Amir Rotem, Eitan Shachar, Itai Amir, Yoram Rozenblat, Marchella Shani, Reuben Cohen, Amit Ben Zvi, Amos Ben Horin and Doron Horev. The members of the management board of Kibbutz Sdot-Yam are members of Kibbutz Sdot-Yam. In addition, Mr. Shachar is a director, Mr. Ben-Zvi is our Safety Health Environment and Quality Manager, and each of Messrs. Ben Horin, Amir and Rozenblat is engaged by us. Mr. Maxim Ohana, the Chairman of our board of directors, participates in meetings of the management board of Kibbutz Sdot-Yam for 12 months following his termination of his role as the chairman of the management board of Kibbutz Sdot-Yam and he will cease attending such meetings in December 2013. Each member of the management board disclaims beneficial ownership of our ordinary shares except to the extent of his or her pecuniary interest therein. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel.

Kibbutz Sdot-Yam is a communal society, referred to in Hebrew as a “kibbutz” (plural “kibbutzim”) with approximately 400 members and an additional 350 residents located in Israel on the Mediterranean coast between Tel Aviv and Haifa. Established in 1940, Kibbutz Sdot-Yam is a largely self-governed community of members who share certain social ideals and professional interests on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all of the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim.

Today, each member of Kibbutz Sdot-Yam continues to own an equal part of the assets of the Kibbutz. The members of Kibbutz Sdot-Yam are engaged in a number of economic activities, including agriculture, industrial operations and outdoor venue operations. A number of Kibbutz members are engaged in professions outside the Kibbutz. The Kibbutz is the owner and operator of several private companies. The Kibbutz community holds in common all land, buildings and production assets of these companies.

Most of the members of Kibbutz Sdot-Yam work in one of the production activities of Kibbutz Sdot-Yam, according to the requirements of Kibbutz Sdot-Yam and the career objectives of the individual concerned. Some other members work outside of Kibbutz Sdot-Yam in businesses owned by other entities. Each member receives income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Sdot-Yam from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Sdot-Yam, and all accommodation, educational, health and old age care services, as well as social and municipal services, are provided either by or through Kibbutz Sdot-Yam and are subsidized by Kibbutz Sdot-Yam.

The elected management board is the key economic decision-making body of Kibbutz Sdot-Yam. The Kibbutz also has an Economic Coordinator, a General Secretary and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its Annual General Meeting for terms of four years. A meeting of the members of the Kibbutz may remove a member of the management board by simple majority vote.

Our board of directors operates independently from the management board of Kibbutz Sdot-Yam. Eitan Shachar, one of our directors and Amit Ben-Zvi, our Safety Health Environment and Quality Manager, and Messrs. Ben Horin, Amir and Rozenblat who are engaged by us are also members of the management board of Kibbutz Sdot-Yam and members of Kibbutz Sdot-Yam. As of December 31, 2012, 73 of our employees, or 8.3% of our total workforce, are also members of Kibbutz Sdot-Yam.

(2)	Consists of 6,480,250 ordinary shares held by Tene Investments in Quartz Surfaces L.P. and 1,511,000 ordinary shares held by Tene Investments in Quartz Surfaces B (Parallel) L.P. The general partner of each of these entities is Tene Management Investments in Kibbutzim Ltd. The major shareholder of the general partner is Tenram—Funds Management Ltd. and its major shareholder is Tenram Ltd., which is wholly owned by Ariel Halperin. Each such person disclaims beneficial ownership of our shares except to the extent of his or her pecuniary interest therein. The address of Tene Investment Funds is 4 Berkovich Street, Tel Aviv, Israel.

B.	Related Party Transactions

Relationship and agreements with Kibbutz Sdot-Yam

Our headquarters, research and development facilities and one of our two manufacturing facilities are located on lands leased by Kibbutz Sdot-Yam, which beneficially owns a majority of our shares. We have entered into certain agreements with Kibbutz Sdot-Yam pursuant to which Kibbutz Sdot-Yam provides us with, among other things, a portion of our labor force, electricity, maintenance, security and other services. Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $11.9 million in 2010, $12.6 million in 2011 and $10.3 million 2012 as set forth in more detail below. We believe that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties. As described below, in March 2012, in connection with the closing of our IPO, certain of our agreements with Kibbutz Sdot-Yam terminated and a new set of agreements became effective.

Under the Companies Law, our board of directors, audit committee and shareholders are required to approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years unless the company’s audit committee, constituted in accordance with the Companies Law, determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances. Our audit committee has determined that the length of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, except for the manpower agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011 as it relates to office holders and the services agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011 (as amended). This requirement is relatively new, and there is uncertainty regarding its implementation. For example, it may be necessary to obtain the approval of our board and shareholders of any such determination by the audit committee. As a result, the agreements described below between us and Kibbutz Sdot-Yam, to the extent they are for a period that is greater than three years, may require reapproval in the future.

References below to VAT are to the Israeli value added tax the rate for which is currently 17%.

Land use agreement

Our principal offices and research and development facilities, as well as one of our two manufacturing facilities, are located on the grounds of Kibbutz Sdot-Yam and include a building of approximately 24,263 square meters and unbuilt areas of approximately 57,823 square meters. These offices and facilities are located on lands title to which is held by the Israel Lands Administration, or the ILA, and which are leased or subleased to Kibbutz Sdot-Yam pursuant to the following agreements: (i) a 49-year lease from the ILA signed in July 1978 that commenced in 1962 and expired in 2011 for which Kibbutz Sdot-Yam has requested an extension pursuant to an option in the agreement for an additional 49 years, (ii) a lease from the ILA to Kibbutz Sdot-Yam that expired in 2009 and (iii) a long-term lease that expires in 2037 to Kibbutz Sdot-Yam by the Caesarea Development Corporation of lands, title to which is held by the ILA. Kibbutz Sdot-Yam is currently negotiating a long-term lease agreement with the ILA to replace the second lease agreement referred to above. The ILA may terminate its leases with Kibbutz Sdot-Yam in certain circumstances, including if Kibbutz Sdot-Yam commences proceedings to disband or liquidate or in the event that Kibbutz Sdot-Yam ceases to be a “kibbutz” as defined in the lease (i.e., a registered cooperative society classified as a kibbutz). The ILA may, from time to time, change its regulations governing the lease agreements, and these changes could affect the terms of the land use agreement, as amended, including the provisions governing its termination. Kibbutz Sdot-Yam currently permits us to use the land and facilities pursuant to a land use agreement originally signed in January 2001. This agreement was automatically renewed for up to five consecutive three-year terms until November 30, 2025 unless either party gives the other party two years’ prior written notice of termination. We paid a monthly fee to Kibbutz Sdot-Yam which was the NIS equivalent of $6.00 for each square meter of building and $1.50 for each square meter of unbuilt property plus VAT, calculated based on the dollar-NIS representative exchange rate on the date of each payment which may not be less than NIS 4.041 per $1.00.

The land use agreement was terminated upon the closing of our IPO in March 2012 and replaced by a new land use agreement, signed on July 20, 2011 and amended on February 13, 2012. The new land use agreement has a term of 20 years commencing on April 1, 2012. Under the new land use agreement, Kibbutz Sdot-Yam agreed to permit us to use approximately 100,000 square meters of land, consisting both of facilities and unbuilt areas, in consideration for an annual fee of NIS 12.6 million ($3.4 million) in 2012 and NIS 12.9 million ($3.5 million) in 2013 and thereafter (each of these amounts do not include approximately NIS 62,000 for an additional small area that we have leased on the grounds of Kibbutz Sdot-Yam due to our needs and Kibbutz Sdot-Yam's consent under the same terms as the land use agreement), in each case plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011. The annual fee may be adjusted after January 1, 2021 or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the ILA or Caesarea Development Corporation, and every three years thereafter if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel B.M. (“Bank Leumi”). In addition, in the land use agreement, we have waived any claims for payment of NIS 18.0 million ($4.8 million) from Kibbutz Sdot-Yam with respect to prior investments in infrastructure on Kibbutz Sdot-Yam’s lands used by us under the prior land use agreement. Under the new land use agreement, we may not terminate the operation of either of our two production lines at our plant in Kibbutz Sdot-Yam as long as we continue to operate production lines elsewhere in Israel, and our headquarters must remain at Kibbutz Sdot-Yam. Furthermore, we may not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the new land use agreement, except upon one year’s advance written notice, subject to certain conditions. In addition, subject to limitations, we may be able to sublease lands. Kibbutz Sdot-Yam will have three months to accept or reject a request for sublease, in its sole discretion, provided that if it does not respond within such three-month period, then we will be entitled to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. In such event, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands.

Pursuant to the new land use agreement, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use in Kibbutz Sdot-Yam, subject to obtaining the permits required by law, Kibbutz Sdot-Yam will build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the monthly additional payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof.

We have committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($0.9 million) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, we have committed to pay NIS 200,000 ($53,576) to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment to be deducted in monthly installments over a four-year period beginning in 2013 from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to our Sdot-Yam facility.

While Kibbutz Sdot-Yam is responsible under the agreement for obtaining various licenses, permits, approvals and authorizations necessary for use of the property, we have waived any monetary recourse against Kibbutz Sdot-Yam for failure to receive such licenses, permits, approvals and authorizations.

Pursuant to an agreement dated January 4, 2012, for the settlement of reimbursement for building expenses incurred by us from January 2012, NIS 82,900 ($22,207) and NIS 43,000 ($11,519) will not be included in the land use fees until year 2020 and year 2015, respectively.

Pursuant to these land use agreements, we paid to Kibbutz Sdot-Yam an aggregate of $3.0 million in each of 2010 and 2011 and $3.5 million in 2012.

Manpower agreement

In March 2001, we entered into a manpower agreement with Kibbutz Sdot-Yam, which was amended in December 2006. Pursuant to the agreement, Kibbutz Sdot-Yam agreed to provide us with labor services staffed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (each a “Kibbutz Appointee”). Under the agreement, Kibbutz Sdot-Yam agreed to make available to us, at our request, workers for up to 80 permanent positions and up to 40 temporary positions. Each position is for at least 90 hours of work per month. We agreed to increase the amount paid to the Kibbutz Appointees above the agreed rate in certain circumstances in which the average salary of our other employees increases as a result of an increase in the Israeli employee salary index; however, we also agreed not to decrease the amount paid to the Kibbutz Appointees if the average salary of our other employees decreases as a result of the decrease in the number of our employees who are not Kibbutz Appointees. We are not responsible for paying any other work-related expenses (including insurance expenses) for Kibbutz Appointees other than the monthly fees.

In consideration for the manpower services provided, we pay Kibbutz Sdot-Yam fees either on an hourly basis or a flat monthly basis at our election. The monthly fee paid to Kibbutz Sdot-Yam in consideration for its provision of senior management manpower services of Kibbutz Appointees increased in 2006 by NIS 1 million (approximately $0.3 million) per annum plus a payment of two percent of our annual income before taxes on income before payment of management fees.

The manpower agreement and its amendment from 2006 were terminated on December 31, 2010 and replaced by a new manpower agreement, signed on July 20, 2011, with a term of 10 years from January 1, 2011 that will be automatically renewed, unless one of the parties gives six months prior notice, for additional one-year periods. Our audit committee has determined that the length of the manpower agreement with Kibbutz Sdot-Yam is reasonable under the relevant circumstances expect as it relates to office holders. Accordingly, under the Companies Law, the manpower agreement, with respect to office holders, is subject to re-approval by our audit committee, board of directors and general meeting every three years. Under the new manpower agreement, Kibbutz Sdot-Yam provides us with labor services staffed by Kibbutz Appointees. The consideration to be paid for each Kibbutz Appointee is based on our total cost of employment for a non-Kibbutz Appointee employee performing a similar role. Upon adjusting the costs of the current Kibbutz Appointee with a non-Kibbutz Appointee and maintaining several existing terms of engagement of Kibbutz Appointees, our total annual cost related to the engagement of Kibbutz members currently engaged by us increases by approximately NIS 0.7 million ($0.2 million). The number of Kibbutz Appointees may change in accordance with our needs. Under the new manpower agreement we will notify Kibbutz Sdot-Yam of any roles that require staffing, and if the Kibbutz offers candidates with skills similar to other candidates, we will give preference to the hiring of the relevant Kibbutz members. Kibbutz Sdot-Yam is entitled under this new agreement, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee of manpower services through his or her employment by Kibbutz Sdot-Yam and require such appointee to become employed directly by us. Under the new manpower agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 ($66,970) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation. The new manpower agreement also includes Kibbutz Sdot-Yam’s obligation to customary liability, insurance, indemnification and confidentiality and intellectual property provisions.

Pursuant to the manpower agreement, we paid to Kibbutz Sdot-Yam an aggregate of $3.9 million in 2010, $4.8 million in 2011 and $3.8 million in 2012. As of December 31, 2012, we employed 73 Kibbutz Appointees on a permanent basis.

Services agreement

In December 2006, we entered into a services agreement with Kibbutz Sdot-Yam pursuant to which the Kibbutz provides us with electricity, sewerage, maintenance, landscaping, security and other similar services. In consideration for these services, we pay the Kibbutz an aggregate annual amount of NIS 500,000 ($133,940) plus amounts based on our consumption of services. This amount is subject to change at the discretion of a committee established for that purpose under the agreement. The amount has not increased since the agreement was originally signed.

The December 2006 services agreement was terminated in March 2012 and replaced with a new services agreement, signed on July 20, 2011 and amended on February 13, 2012, with a term of eight years from the closing of our IPO in March 2012 and that will be automatically renewed, unless one of the parties gives six months prior notice, for additional one-year periods. Under the Companies Law, the services agreement is subject to re-approval by our audit committee, board of directors and general meeting once every three years. Under the new services agreement, Kibbutz Sdot-Yam provides us, among other things, with sewage infrastructure services, water supply, meals, laundry, post delivery and other services that Kibbutz Sdot-Yam is granted the first refusal right for their supply to us, under terms that we may obtain from third parties. The amount that we pay to the Kibbutz generally is determined based on the amount of services we consume. The amount we pay for services is subject to adjustment every six months for increases in the Israeli consumer price index. The new services agreement also includes Kibbutz Sdot-Yam’s obligation to customary liability, insurance and indemnification provisions.

Pursuant to the services agreement, we paid to Kibbutz Sdot-Yam an aggregate of $1.6 million in 2010, $1.7 million in 2011 and $2.1 million in 2012.

Agreement for arranging for additional accord

Pursuant to a new agreement signed on July 20, 2011 and amended on February 13, 2012 with Kibbutz Sdot-Yam that became effective in March 2012 and expires in October 2017, if we wish to acquire or lease any additional lands, whether on the grounds of our Bar-Lev manufacturing facility, or elsewhere in Israel, for the purpose of establishing new plants or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities’ structure on such land at its own expense in accordance with our needs; (ii) we will perform any necessary building adjustments at our expense and (iii) Kibbutz Sdot-Yam will lease the land and the facility to us under a long-term lease agreement with terms to be negotiated in accordance with then prevailing market price. In addition, under this agreement, Kibbutz Sdot-Yam has agreed not to compete with us as long as it holds more than 10% of our shares.

We have recently informed Kibbutz Sdot-Yam that we would like to acquire additional land on the grounds of our Bar-Lev manufacturing facility, which we need in connection with our increase in the production capacity of our Bar-Lev manufacturing facility, and under the agreement, Kibbutz Sdot-Yam has agreed to lease it to us for the market price, which is currently under negotiation.

Management services agreement with Kibbutz Sdot-Yam

Pursuant to a management services agreement entered into on December 25, 2006, Kibbutz Sdot-Yam provided us with management services, including, without limitation, strategic, operational and technical advisory services and directorship services, and we agreed to pay Kibbutz Sdot-Yam a management fee of NIS 1.2 million ($0.3 million) linked to the Israeli consumer price index from December 2006 plus 7.2% of our annual pre-tax net income before payment of management fees. Pursuant to the management services agreement, we paid to Kibbutz Sdot-Yam an aggregate of $3.4 million in 2010, $3.1 million in 2011 and $0.5 million in 2012. On December 31, 2011, the agreement was automatically renewed for an additional three-year period. The management services agreement terminated however in March 2012 upon the closing of our IPO.

Land purchase agreement and leaseback

Pursuant to a land purchase agreement and leaseback signed on March 31, 2011 and amended on February 13, 2012 between Kibbutz Sdot-Yam and us, Kibbutz Sdot-Yam acquired from us in September 2012 our rights in the lands and facilities of the Bar-Lev Industrial Center in consideration for approximately NIS 43.7 million ($10.9 million). Pursuant to the land purchase agreement, we were required to obtain certain third-party consents from, among others, the Israeli Tax Authorities and from the Israeli Investment Center. All such consents have been obtained. The land purchase agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev Grounds for a period of ten years commencing in September 2012 that will be automatically renewed unless we give two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million ($1.1 million) to be linked to the increase of the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if the Kibbutz obtains an appraisal that supports such an increase. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

Under the land use agreement, we may not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the land use agreement; however, subject to several limitations, we may be able to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. In such event, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands. In addition, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use by Kibbutz Sdot-Yam, subject to obtaining the permits required by law, Kibbutz Sdot-Yam will build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the monthly additional payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof.

Agreements with Tene

Investment agreement

On July 4, 2006, pursuant to an investment agreement among Kibbutz Sdot-Yam and entities affiliated with it, Tene and us, we agreed to issue 5,435,000 preferred shares to Tene representing 21.74% of our outstanding capital stock on a fully diluted basis without giving effect to the exercise of the option, as described below, in consideration for an aggregate initial investment of $25.0 million. The amount of the original investment was subject to upward adjustment (by means of Tene paying additional amounts) or downward adjustment (by means of us issuing additional preferred shares to Tene) depending on our company value to be determined based on our average operating profit in 2006 and 2007 (calculated in accordance with the agreement). Pursuant to the agreement, Tene paid us $25.0 million, based on a payment schedule included in the agreement, commencing in December 2006.

We also granted Tene an option exercisable until the earlier of December 25, 2009 or a public offering of our shares, to purchase from us an additional 5% of our outstanding share capital, such that it would then own 26.74% of our outstanding shares on a fully diluted basis (assuming no additional issuance of shares by us) at the same price per share as Tene paid in connection with its original investment. As part of the Letter of Understanding of December 15, 2009 (discussed below), the parties each waived all of their claims related to the share price adjustment mechanism.

The preferred shares held by Tene were entitled to a preference on annual dividends from profits not generated from our activities as an Approved Enterprise and in the absence of such profits, from profits otherwise generated by us, in an amount, per 250,000 preferred shares, up to (i) an amount of NIS 27.604 ($7.732), linked to the annual increase in the Israeli consumer price index, plus (ii) 0.000288% of our annual pre-tax net income before payment of management fees. The preferred shares converted into ordinary shares upon the closing of our IPO in March 2012 on a one-for-one basis.

The investment agreement contained provisions regarding non-competition by Kibbutz Sdot-Yam, payment of dividends and composition of our board of directors. The investment agreement terminated, in its entirety, in March 2012 upon the consummation of our IPO.

Pursuant to an agreement entered into in July 2011 and amended on February 13, 2012, Tene has agreed not to compete with us as long as it holds more than 10% of our shares.

Management services agreement with Tene

Pursuant to the investment agreement, we entered into a management services agreement with Tene on December 25, 2006, in which we agreed to pay Tene an annual management fee of NIS 600,000 ($0.2 million) linked to the annual increase in the Israeli consumer price index from December 2006 (payable on a quarterly basis) plus 1.0% of our annual pre-tax net income before payment of management fees based on our annual financial reports (payable 30 days following approval of our annual financial statements for each year). These amounts bear interest at an annual interest rate of 3.5% from their due date until actual payment. Commencing on January 3, 2010, the amount of the annual management fee was increased to NIS 870,000 ($0.2 million) linked to the annual increase in the Israeli consumer price index plus 1.58% the amount of our annual pre-tax net income before payment of the management fee based on our annual financial reports (payable 30 days following approval of our annual financial statements for each year). On December 31, 2011, the management services agreement was automatically renewed for an additional three-year period. The management services agreement terminated immediately upon the closing of our IPO. We paid to Tene an aggregate of $0.9 million in each of 2010 and 2011 and $0.2 million in 2012 in management fees.

Articles of association and Voting Agreement

Our articles of association were amended in March 2012 immediately prior to the consummation of our IPO as follows:

•	our board of directors is comprised of no less than seven and no more than 11 members, which shall be elected by a simple majority vote (other than external directors who will be appointed and removed from office according to the terms of the Companies Law) at a meeting of our shareholders once a year;

•	the chairman of our board shall be appointed (and dismissed or replaced, as needed) by the members of our board by a simple majority vote; and

•	our Chief Executive Officer will be appointed (and dismissed or replaced, as needed) by our board of directors by a simple majority vote; provided, however, that during the first year following the completion of our IPO (until March 2013), the dismissal of our Chief Executive Officer will be conditioned upon the approval of Tene.

In addition, pursuant to a voting agreement, Kibbutz Sdot-Yam and Tene have agreed to the following:

•	Kibbutz Sdot-Yam and Tene will vote together for six nominees to our board of directors nominated by Kibbutz Sdot-Yam, and, for so long as Tene holds more than 8.25% of our outstanding share capital, one nominee to our board of directors nominated by Tene;

•	Kibbutz Sdot-Yam has currently nominated five directors to our board of directors and has the right to propose for nomination one additional director for whom Tene must vote to be a member of our board of directors pursuant to the voting agreement;

•	the remaining four members of our board of directors will be external/independent directors in accordance with any applicable law. Tene will vote at any meeting of our shareholders for such nominees as nominated by Kibbutz Sdot-Yam for these four positions, provided they are qualified in accordance with any applicable law; and

•	Kibbutz Sdot-Yam and Tene will vote at any meeting of our shareholders for a resolution approving monthly compensation in the amount of $1,750 plus out-of-pocket expenses for each of our directors (excluding the chairman of our board and any external or independent directors).

This voting arrangement between Kibbutz Sdot-Yam and Tene will terminate if Tene’s holdings in our company decrease below 8.25%. Tene will notify Kibbutz Sdot-Yam no later than seven days following the occurrence of such an event.

Registration rights agreement

Pursuant to a registration rights agreement, entered into on July 21, 2011 and amended on February 13, 2012, following our IPO in March 2012, Kibbutz Sdot-Yam and Tene each have the right to request that we file a registration statement registering their shares, provided that the value of the shares to be registered is not less than $5.0 million, net of any underwriting discount or commission and provided further that we are not required to file more than two registration statements in any 12-month period. These parties may also request that we file a registration statement on a Form F-3, if we are eligible to use such form, provided that the net value of the shares to be registered is not less than $1.0 million and provided further that we are not required to file more than two registration statements on a Form F-3 in any 12-month period.

Each of Kibbutz Sdot-Yam and Tene has piggyback registration rights, which provide them with the right to register their shares in the event of an offering of securities by us. To the extent that the underwriters limit the number of shares that can be included in a registration statement, we have discretion to register those shares we choose first, followed by the shares of Kibbutz Sdot-Yam and Tene. Kibbutz Sdot-Yam’s and Tene’s shares are to be registered according to a ratio which assumes that Tene holds twice as many shares as it actually holds. Additionally, in the event of a demand registration, Tene shall have the right to register its shares prior to Kibbutz Sdot-Yam.

These registration rights terminate upon the earlier of seven years following the date of our IPO or the date that a holder of registration rights can sell its shares freely under Rule 144 without restrictions on volume.

Letter of understanding

Pursuant to a letter of understanding, dated December 15, 2009, between the general partner of Tene and an affiliate of Kibbutz Sdot-Yam, Tene (i) purchased an additional 1,706,250 preferred shares from us for approximately $7.85 million, reflecting a price per share of $4.60 and (ii) purchased from Kibbutz Sdot-Yam an additional 425,000 of our ordinary shares, for an aggregate amount of $2.38 million, reflecting a price per share of $5.60. In addition, Kibbutz Sdot-Yam granted to Tene an option, exercisable until October 30, 2011, to acquire from Kibbutz Sdot-Yam up to an additional 425,000 of our ordinary shares, at a price of $5.00 per share (based on an exchange ratio of NIS 3.787 per US$1 and linked to 50% of any increase in the Israeli consumer price index). In October 2010, Tene and the Kibbutz agreed that the exercise price for the options will be $4.70 per share. Tene exercised its option in October 2011.

Relationship and agreements with Canadian Quartz Holdings Inc.

In September 2010, we signed an agreement to establish a joint venture, Caesarstone Canada Inc., with our distributor in Eastern Canada, Ciot. The final closing occurred on October 15, 2010, and the commencement of Caesarstone Canada Inc.’s operations occurred in mid-October. We hold a 55% ownership interest in the joint venture with Ciot holding the remaining ownership interest. The approval of both shareholders is required for certain corporate actions by the joint venture, including reducing the selling price of the joint venture’s products below a certain level. The joint venture has entered into a services agreement with Ciot pursuant to which Ciot is required to provide logistical and support services to the joint venture. Ciot may terminate the services agreement for any reason by providing the joint venture with at least 12 months prior written notice.

Caesarstone Canada Inc. is also obligated to distribute 30% of its profits per year as a dividend to its shareholders unless shareholder approval is obtained. In addition, we granted Ciot a put option and Ciot granted us a call option for its interest each exercisable any time between July 1, 2012 and July 1, 2023. Exercise of the put option requires six months prior notice, and if Ciot exercises such option in the future, we will be required to make a cash payment to them. Exercise of the call option does not require prior notice. The different purchase prices of each option following such an exercise is to be calculated based on the corporate value of Caesarstone Canada Inc. according to a formula that includes the number of slabs sold by Caesarstone Canada Inc. and the price per slab for Caesarstone Canada Inc. In January 2011, a loan in the amount of CAD$4.0 million was made to Caesarstone Canada Inc. by its shareholders, Ciot and ourselves, on a pro rata basis.

Agreements with directors and officers

Employment agreements

See “ITEM 6: Directors, Senior Management and Employees—Compensation of Officers and Directors—Employment and consulting agreements with executive officers.”

Indemnification agreements

See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

C.	Interests of experts and counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2012, please see pages F-2 to F-73 of this report.

Legal Proceedings

Arbitration proceeding with Microgil Agricultural Cooperative Society Ltd.

In November 2011, Kfar Giladi Quarries Agricultural Cooperative Society Ltd., or Kfar Giladi, and Microgil Agricultural Cooperative Society Ltd., or Microgil, an entity we believe is controlled by Kfar Giladi, initiated arbitration proceedings against us that commenced in April 2012. We refer to Kfar Giladi and Microgil as the claimants.

The arbitration arises out of a dispute related to a quartz processing agreement (the “Processing Agreement”) that we entered into with Kfar Giladi (which subsequently purportedly assigned it to Microgil) in June 2006 pursuant to which Kfar Giladi committed to establish a production facility at its own expense within 21 months of the date of the Processing Agreement to process quartz for us and for other potential customers. Pursuant to the Processing Agreement, we committed to pay fixed prices for quartz processing services related to agreed upon quantities of quartz over a period of ten years from the date set for the claimants to commence operating the production facility. We estimate that the total amount of such payments would have been approximately $55 million. It is our position that the production facility established by the claimants was not operational until approximately two years after the date required by the Processing Agreement. As a result, we were unable to purchase the minimum quantities set forth in the Processing Agreement and we therefore acquired the quantities of ground quartz that we needed from other quartz suppliers.

It is also our position, which is disputed by the claimants, that the Processing Agreement was terminated by us following its breach by the claimants. We contend that our purchases of ground quartz from Microgil in 2010 and 2011 were made pursuant to new understandings reached between the parties and not pursuant to the Processing Agreement. The claimants allege that the Processing Agreement was still in effect and that we did not meet our contractual commitments under the Processing Agreement to order the minimum annual quantity. In addition, once production began, we contend that the claimants failed to consistently deliver the required quantity and quality of ground quartz as agreed by the parties.

We also contend that the claimants are responsible for not returning to us unprocessed quartz that we provided to them, including quartz that is currently in the claimants’ possession and additional quartz that is unaccounted for. Each party has various other claims against the other.

In January 2012, Microgil notified us that it had closed its production facility as a result of our breach of the Processing Agreement. In April 2012, the claimants filed a claim with the arbitrator against us for NIS 232.8 million ($62.4 million) for alleged damages and losses incurred by them in connection with a breach of the Processing Agreement by us; we are disputing such a breach by us. In August 2012, we filed a claim against the claimants in the arbitration for NIS 76.6 million ($20.5 million) for damages incurred by us in connection with Microgil’s malfunctioning operations, Microgil’s breach of the Processing Agreement and the understanding between the parties regarding the agreement after it was terminated, inventory which was not returned to us and was unaccounted for and an unpaid loan, which was granted by us to the claimants.

We intend to defend the arbitration vigorously and to seek damages from Microgil for damage caused to us. However, we cannot provide any assurance that an adverse ruling or a negative outcome will not have a material adverse effect on us.

Claim by former South African distributor

In December 2007, we terminated our agency agreement with our former South African agent, World of Marble and Granite (“WOMAG”) on the basis that it had breached the agreement. In the same month, we filed a claim for NIS 1.0 million ($0.3 million) in the Israeli District Court in Haifa based on such breach. WOMAG has contested the jurisdiction of the Israeli court on the grounds of validity of service, and also filed a request to stay proceedings on the basis of an inconvenient forum (forum non conveniens). Both the court and the subsequent appellate courts have dismissed WOMAG’s contest of the validity of service. On December 9, 2010, the court denied WOMAG’s objection to its jurisdiction on the grounds of inconvenient forum and on February 20, 2011, WOMAG’s appeal to this ruling was denied. In January 2008, WOMAG filed suit in South Africa seeking €15.7 million ($20.7 million) for breach of contract. In August 2008, we filed a response to this claim disputing that we had any liability to WOMAG. We believe we have valid defenses to the claims alleged and are defending this suit vigorously. We do not currently believe it is probable that there will be material losses related to this matter. In February 2010, the South African Court determined that it would not hear WOMAG’s claim until the Israeli court ruled on WOMAG’s objection to its jurisdiction. Despite a ruling by the Israeli court in February 2011 confirming its jurisdiction, WOMAG applied to commence proceedings in South Africa in August 2011. A court session in South Africa was held in February 2012 to determine whether the South African Court had jurisdiction over the proceedings. The South African Court has held that it has jurisdiction to hear WOMAG’s claim, but we are appealing this decision.

Claims related to alleged silicosis injuries

Since 2008, 22 lawsuits have been filed against us or named us as third party defendants in Israel and one lawsuit has named Caesarstone USA, Inc. as a defendant in the United States. We have also received a number of additional letters threatening lawsuits on behalf of certain fabricators of our products in Israel or their employees in Israel alleging that they contracted illnesses, including silicosis, through exposure to fine silica particles when cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Each of the lawsuits which has been filed names defendants in addition to us, including, in certain cases, fabricators that employed the plaintiff, the Israeli Ministry of Industry, Trade and Employment, distributors of our products and insurance companies, and the lawsuit in the United States names a total of 26 defendants that are manufacturers of equipment utilized in stone fabricating or finishing operations or manufacturers and marketers of stone and engineered stone products, including us. Silicosis is an occupational lung disease that is progressive and sometimes fatal, and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles as a result of not well protected and not well controlled, or unprotected and uncontrolled, exposure while processing quartz, granite, marble and other materials can cause silicosis. Silica comprises 90% of engineered stones and smaller concentrations of silica are present in natural stones. Various types of claims are raised in these lawsuits and in the letters submitted to us, including product liability claims. Damages totaling $62.1 million are specified in the lawsuits currently filed against us in Israel; however, the amount of general damages, which includes items such as future pain and suffering and loss of future earnings, has not yet been specified in most of the lawsuits. As a result, there is uncertainty regarding the total amount of damages that may ultimately be sought. Total damages of $56.0 million, including $20.0 million of punitive damages, are sought in the U.S. lawsuit, to which Caesarstone USA, Inc. was added as a 26th defendant approximately one year after commencement of the lawsuit. We believe that we have valid defenses to the lawsuits pending against us and to potential claims and intend to contest them vigorously.

At present, we do not expect that the lawsuits filed against us to date will have a material adverse effect on our financial position, results of operations, or cash flows, in part due to the current availability of insurance coverage. Nevertheless, all but five of the lawsuits are generally at a preliminary stage and no material determinations, including those relating to attribution of fault or amount of damages, have been made. There can also be no assurance that our insurance coverage will be adequate or that we will prevail in these cases. We are party to a settlement agreement that was approved by the court with respect to one of the lawsuits filed. In that instance, the total settlement is for NIS 275,000 ($73,667) of which we have agreed to pay NIS 10,000 ($2,678) without admitting liability. Substantially all of the balance is payable by the fabricator that employed the individual in question and insurance companies. We can provide no assurance that other lawsuits will be settled in this manner or at all.

General

From time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including environmental, contract, employment claims, product liability and warranty claims, and claims related to modification and adjustment or replacement of product surfaces sold. While the outcome of these other claims cannot be predicted with certainty, we do not believe that any such claims will have a material adverse effect on us, either individually or in the aggregate. See Note 14 of the notes to the financial statements included elsewhere in this annual report.

Dividends

On April 4, 2012, we paid a special dividend of $26.4 million to our existing shareholders following the closing of our IPO in March 2012, and an additional dividend of $0.8 million to our preferred shareholders. We paid dividends equating to $14.0 million in fiscal year 2010 and $6.9 million in fiscal year 2011. Our dividends were denominated in NIS and have been translated into U.S. dollars at the applicable exchange rate prevailing on the date each dividend was distributed.

Prior to our IPO, our controlling shareholders, Kibbutz Sdot-Yam and Tene, received periodic dividends. In connection with our IPO, we determined not to pay any dividends until at least March 21, 2013, one year following such offering. We currently expect that payments of dividends will be made from time to time based on the recommendation of our board of directors, after taking into account legal limitations, growth plans and contractual limitations under our credit agreements, and other factors that our board of directors may deem relevant. We do not have a declared dividend policy although we may adopt one in the future. We may only pay dividends if we are in compliance with the financial covenants contained in the agreements for our loans and credit lines both before and after payment of any dividend. We are currently in compliance with all such covenants. See “ITEM 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit facilities.”

Under Israeli law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. The distribution of dividends is further limited by Israeli law to the greater of retained earnings and earnings generated over the two most recent years. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

To the extent we declare a dividend, we do not intend to distribute dividends from earnings related to our Approved/Beneficiary Enterprise programs. The taxable income exemption provided under the Approved/Beneficiary Enterprise program is valid exclusively for undistributed earnings, and as a result, a distribution of earnings related to our Approved/Beneficiary Enterprise programs would subject us to additional tax payments upon a distribution of these earnings as dividends.

The payment of dividends may be subject to Israeli withholding taxes. See “ITEM 10: Additional Information—Taxation—Israeli tax considerations and government programs—Taxation of our shareholders—Dividends.”

B.	Significant Changes

Since the date of our audited financial statements included elsewhere in this annual report, there have not been any significant changes in our financial position.

ITEM 9: The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares have been trading on the Nasdaq Global Select Market under the symbol “CSTE” since March 2012. The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, for the quarters since our IPO in March 2012, and the most recent six months prior to the filing of this annual report:

	NASDAQ Global Market
Annual	High	Low
	(price per ordinary share)
2012 (beginning on March 22, 2012)	17.39	10.08

	NASDAQ Global Market
Quarterly	High	Low
	(price per ordinary share)
First Quarter 2012 (beginning on March 22, 2012)	12.33	10.70
Second Quarter 2012	13.88	10.75
Third Quarter 2012	14.52	10.08
Fourth Quarter 2012	17.39	14.01

	NASDAQ Global Market
Most Recent Six Months	High	Low
	(price per ordinary share)
March 2013 (through March 22, 2013)	25.75	21.25
February 2013	25.25	18.71
January 2013	20.02	16.15
December 2012	17.39	15.41
November 2012	16.17	14.59
October 2012	16.24	14.01

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 34,487,385 are issued and outstanding as of February 28, 2013.

Our ordinary shares are not redeemable and do not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for anti-terror legislation and except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

Our prior articles were replaced in March 2012 by new articles of association and at which time all of our issued and outstanding preferred shares converted into ordinary shares. The description below is a summary of the material provisions of our new articles of association and of the Companies Law.

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or, with respect to certain resolutions, by a voting instrument.

Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Post-IPO articles of association.”

Transfer of shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Board of directors and officers.” As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “ITEM 6: Directors, Senior Management and Employees—Board Practices—External Directors.” See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Post-IPO articles of association.” for a description of the voting agreement between Kibbutz Sdot-Yam and Tene Investment Funds.

Dividend and liquidation rights

Under Israeli law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will not prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 14 days and, in certain cases, 35 days. The chairman of our board of directors presides over our general meetings. However, if there is no such chairman or if at any meeting the chairman is not present within 15 minutes after the appointed time, or is unwilling to act as chairman, then the board members present at the meeting shall choose one of the board members as chairman of the meeting and if they shall not do so then the shareholders present shall choose a board member, or if no board member is present or if all the board members present decline to take the chair, they shall choose any other person present to be chairman of the meeting. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

Quorum

Pursuant to our articles of association, the quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned one week thereafter at the same time and place, or to such other day, time and place, as our board of directors may indicate in the invitation to the meeting or in the notice of the meeting to the shareholders. Pursuant to the Companies Law, at the reconvened meeting, the meeting will take place with whatever number of participants are present, unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting as described under “—Shareholder meetings.”

Resolutions

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or, with respect to certain resolutions, by a voting instrument, and voting on the resolution (excluding abstentions). A resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person, by proxy and voting on the resolution (excluding abstentions).

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register and register of significant shareholders (as defined in the Companies Law), our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Companies Registrar or with the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to: (i) any action or transaction with a related party which requires shareholder approval under the Companies Law; or (ii) the approval, by the board of directors, of an action in which an office holder has a personal interest. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may determine in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

The description above regarding a full tender offer shall also apply, with necessary changes, when a full tender offer is accepted and the offeror has also offered to acquire all of the company’s securities.

Special tender offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.

Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them shall refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control (See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Audit committee—Approval of transactions with related parties” for a definition of means of control) of the other party to the merger or any one on their behalf including their relatives (See “Management—External directors—Qualifications of external directors” for a definition of relatives) or corporations controlled by any of them, vote against the merger.

In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-takeover measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “—Voting.”

Tax law

Israeli tax law treats some acquisitions, such as stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a non-Israeli corporation to immediate taxation unless such shareholder receives authorization from the Israeli Tax Authority for different tax treatment. See “ITEM 10: Additional Information—Taxation—Israeli tax considerations and government programs—Taxation of our shareholders—Capital gains.”

Changes in capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change.

Establishment

We were incorporated under the laws of the State of Israel on December 31, 1989. Our predecessor commenced operations in 1987. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-143950-7. Our purpose as set forth in our articles of association is to engage in any lawful business.

Transfer agent and registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Listing

Our ordinary shares have been approved for quotation on the Nasdaq Global Select Market under the symbol “CSTE.”

C. Material Contracts

We entered into an underwriting agreement between us and J.P. Morgan Securities LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, as representatives of the underwriters, on March 21, 2012, with respect to the ordinary shares sold in our IPO in the United States. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location

Agreements with Kibbutz Sdot-Yam	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationshp and agreements with Kibbutz Sdot-Yam.”
Lease Agreement for Bar-Lev Industrial Park	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationshp and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback.”
Agreement with Mikroman Madencilik San ve TIC.LTD.STI	“ITEM 3: Key Information—Risk Factors—We may encounter delays in manufacturing if we are required to change the suppliers for the quartz used in the production of our products.”
2013 Addendum with Mikroman Madencilik San ve TIC.LTD.STI	“ITEM 3: Key Information—Risk Factors—We may encounter delays in manufacturing if we are required to change the suppliers for the quartz used in the production of our products.”
2011 Incentive Compensation Plan	“ITEM 6: Directors, Senior Management and Employees—Compensation of Officers and Directors— Equity incentive plan.”
Form of Indemnification Agrement	“ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”
Registration Rights Agreement	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration rights agreement.”
Extension of Registration Rights Agreement	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration rights agreement.”
Agreements with Tene	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Agreements with Tene.”

D.	Exchange Controls

In 1998, Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Non-residents of Israel may freely hold and trade our securities. Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase our ordinary shares.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership of and disposition of our ordinary shares. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors, such as traders in securities, who are subject to special treatment under Israeli law. Because some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the Israeli governmental and tax authorities or the Israeli courts will accept the views expressed below. The discussion below is subject to amendment under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which could affect the tax consequences described below.

The discussion below does not cover all possible tax considerations. Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including in particular, the effect of any foreign, state or local taxes.

General corporate tax structure in Israel

Israeli companies were generally subject to corporate tax at the rate of 24% in 2011 (25% in 2010). Prior to the enactment of the Law for Changing the Tax Burden in Israel (the “Tax Change Law”), Israeli corporate tax rates were scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016. This scheduled gradual reduction in corporate tax rates was repealed. Instead, the Tax Change Law provides that the corporate tax rate was increased to 25% in 2012 and thereafter. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate of 25%.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the “Encouragement of Industry Law,” provides several tax benefits for “Industrial Companies.” Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain defense loans) is generated from an “Industrial Enterprise” that it owns. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial manufacturing.

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) used for the development or promotion of the Industrial Enterprise over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns, under certain conditions, with additional Israeli Industrial Companies controlled by it and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

There is no assurance that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the “Investment Law,” provides different benefits to “Approved Enterprise,” “Beneficiary Enterprise” and “Preferred Enterprise.”

The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel (the “Investment Center”), be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its sources of capital, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits generated from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

A company owning an Approved Enterprise is eligible for a combination of grants and tax benefits (the “Grant Track”). The tax benefits under the Grant Track include accelerated depreciation and amortization for tax purposes as well as the taxation of income generated from an Approved Enterprise at reduced tax rates. Regarding Grant Tracks approved prior to Amendment No. 68, the maximum corporate tax rate is 25%, for a certain period of time. The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the earlier of the operational year as determined by the Investment Center or 14 years from the date of approval of the Approved Enterprise. A company owning an Approved Enterprise under Amendment No. 68, is eligible, under specific provisions of the Encouragement Law, for the reduced tax rate of Preferred Enterprise status as discussed below.

A company owning an Approved Enterprise that was approved on or after April 1, 1986 through December 31, 2004 had the option to elect to forego its entitlement to grants and tax benefits under the Grant Track and apply for an alternative package of tax benefits for a benefit period of between seven and ten years (the “Alternative Track”). The benefit period is limited to the earlier of 12 years from the operational year or 14 years from the date of approval. These benefits provide that undistributed income from the Approved Enterprise is generally fully exempt from corporate tax for a defined period ranging generally between two and ten years from the first year of taxable income, depending principally upon the location of the enterprise within Israel and the type of the Approved Enterprise. Upon expiration of such tax exempt benefit period, the Approved Enterprise is subject to tax at the rate of 25% (or a lower rate in the case of a Foreign Investment Company (“FIC”)), for the remainder of the applicable benefit period. However, a company that pays a dividend out of income generated from the Approved Enterprise(s) during the tax exemption period will be subject to the deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied if the company had not enjoyed the exemption) at the reduced tax rate ranging between 10% and 25% depending on the percentage of foreign ownership in the company.

Notwithstanding the foregoing, an amendment to the Investment Law, effective as of April 1, 2005, changed certain criteria of the Investment Law (“Amendment No. 60”). An eligible program under Amendment No. 60 qualifies for benefits as a “Beneficiary Enterprise” (rather than as an Approved Enterprise which status is still applicable for investment programs approved prior to December 31, 2004 and/or investment programs under the Grant Track). According to Amendment No. 60, only investment programs eligible for grants under the Grant Track require the prior approval of the Investment Center.

Amendment No. 60 also specifies the criteria necessary for investments to qualify as a Beneficiary Enterprise. In order to receive tax benefits as a Beneficiary Enterprise, Amendment No. 60 states that, among other requirements, a company must meet certain conditions including the making of a minimum investment in the Beneficiary Enterprise within a specified amount of time. The tax benefits granted to a Beneficiary Enterprise are determined, depending on the location of the Beneficiary Enterprise within Israel, among other factors, according to one of the following tracks:

1.	Similar to the Alternative Track, an exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the location of the Beneficiary Enterprise within Israel, as well as a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year (the “Tax Benefits Track”). Benefits are generally granted for a term of seven to ten years, depending on the location of the enterprise within Israel and the level of foreign investment in the company. However, a company that pays a dividend out of income generated from the Beneficiary Enterprise during the tax exemption period is subject to the deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied if the company had not enjoyed the exemption) at a reduced tax rate between 10% and 25%, depending on the level of foreign investment. The company is required to withhold tax on such distribution at a rate of 15% (or at a reduced rate under an applicable double tax treaty); or

2.	A special track which enables companies owning facilities in certain locations within Israel to pay corporate tax at the flat rate of 11.5% on the income of the Beneficiary Enterprise (the “Ireland Track”). The benefit period is for ten years. Upon payment of a dividend, the company will not be required to pay an additional corporate tax, but will be subject to a withholding tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Some of our facilities had been granted “Approved Enterprise” status by the Investment Center, which entitled us to investment grants and tax benefits for certain of our investment programs. Until the end of the tax year 2010, we were eligible for tax benefits under three different programs. One of the programs provided us with certain tax benefits for a period of seven consecutive years. The second program provided us with an investment grant of 24% of our approved investments, in addition to certain tax benefits, for a period of seven consecutive years. In addition, some of our facilities had the status of a Beneficiary Enterprise which made us eligible for tax benefits for a period of up to ten years. Our elective year in this program is the year 2008.

In December 2010, the Israeli parliament, or the Knesset, approved the Economic Policy Law for the years 2011 and 2012 (Legislation Amendments)-2011 that determines, among others things, amendments to the Investment Law (“Amendment No. 68”). Amendment No. 68 is effective as of January 1, 2011 and changes the benefit alternatives under the Investment Law.

Eligible companies under Amendment No. 68 can receive benefits as a “Preferred Enterprise.” In order to receive benefits as a Preferred Enterprise, Amendment No. 68 states, among other requirements, that a company must meet certain conditions including owning an industrial enterprise that meets the “Competitive Enterprise” conditions as described by the Investment Law. The benefits granted to a Preferred Enterprise are determined depending on the location of the Preferred Enterprise within Israel.

Qualified enterprises located in specific locations within Israel are eligible for grants and/or loans simultaneously with tax benefits. Grants and/or loans are approved by the Israeli Investment Center.

Amendment No. 68 imposes a reduced flat corporate tax rate which is not program-dependent and applies to the industrial enterprise’s entire preferred income. The reduced flat corporate tax rates for qualified industrial enterprises will be gradually reduced over a period of five years, as follows:

1.	In 2011-2012, the reduced tax rate is 10% or 15% depending on the Preferred Enterprise’s location in Israel.

2.	In 2013-2014, the reduced tax rate will be 7% or 12.5% depending on the Preferred Enterprise’s location in Israel.

3.	In 2015 and onwards, the reduced tax rate will be 6% or 12% depending on the Preferred Enterprise’s location in Israel.

The tax benefits under Amendment No. 68 also include accelerated depreciation and amortization for tax purposes.

A company that pays a dividend out of income generated from the Preferred Enterprise is required to withhold tax on such distribution at a rate of 15% (or a reduced rate under an applicable double tax treaty). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

Generally, a company that owns a “Unique Preferred Enterprise” is entitled to a reduced tax rate of 5% or 8%, depending on the Unique Preferred Enterprise location in Israel. The classification as a Unique Preferred Enterprise will be based on a business plan that demonstrates, among other factors, the enterprise’s material contribution to Israel’s economy and promotion of national market targets. In addition, compliance with certain threshold prerequisites is required.

We have examined the effect of the implementation of Amendment No. 68 on our financial statements and announced the election of the provisions of Amendment No. 68 on April 11, 2011. Therefore, we are entitled to tax benefits under Amendment No. 68 beginning in year 2011. Once announced, the election of the provisions of Amendment No. 68 cannot be rescinded and all previous Tracks that were effective under the Grant Tracks (Approved Enterprise) and the Tax Benefits Track (Beneficiary Enterprise) expired at the end of 2010. Since we announced the election prior to July 30, 2015, we will be entitled to distribute income generated by the Approved/Beneficiary Enterprise to our Israeli corporate shareholders tax free.

Under Amendment No. 68 and from January, 1, 2011, our facilities have “Preferred Enterprise” status, which entitles us to tax benefits at a flat reduced corporate tax rate (15% or 10% for the year 2012) that will apply to the industrial enterprise’s entire preferred income and in a period of five years, be reduced up to 12% (for the portion related to the Kibbutz Sdot-Yam facility) and 6% (for the portion related to the Bar-Lev manufacturing facility). In addition, the Bar-Lev manufacturing facility is eligible to receive a grant of up to 24% on capital investments, subject to the approval of the Investment Center.

In November 2012, Amendment No. 69 to the Investment Law (the “Trapped Earnings Law”) was passed. This amendment provides temporary, partial, relief from taxation on a distribution of dividends from exempt income for companies that elect the “relief option” through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (“Elected Earnings”) for a reduced tax rate ranging between 6% to 17.5% (the “relief option”). While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a certain period of time. The applicable rate is based on a linear formula involving the portion of Elected Earnings to exempt income and the applicable tax rate prescribed according to the Investment Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development in Israel, or wages of new employees (“Designated Investment”). The Designated Investment amount is defined by a formula that considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed according to the Investment Law.

In addition to the reduced tax rate, a distribution of Elected Earnings would be subject to a 15% withholding tax. However, since we announced the election of the provisions of Amendment No. 68 prior to July 30, 2015, we will be entitled to distribute income generated by the Approved/Beneficiary Enterprise to our Israeli corporate shareholders tax free.

There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future or that we will be entitled to any additional benefits thereunder. The benefits available to Beneficiary, Approved and Preferred Enterprises are conditioned upon terms stipulated in the Investment Law and regulations, in the case of the “Grants Track” (under the Investment Law before and after Amendment No. 68), also to the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be reduced or canceled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index, with interest.

The Encouragement of Industrial Research and Development Law, 5744-1984

The Israeli law under which the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the “OCS”) grants are made limits our ability to manufacture products, or transfer technologies developed using these grants outside of Israel. If we were to seek approval to manufacture products, or to transfer technologies developed using these grants outside of Israel, we could be subject to additional royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal charges. We believe that our planned construction of a new production facility in the United States will not subject us to any royalty payment obligations or require us to refund any grants because our OSC grants financed our development of a product that has not been commercialized and will not be manufactured at the U.S. production facility. In addition, based on OCS statements, we believe that our OCS funding is exempted from royalty payment obligations. During 2010, 2011 and 2012, we recognized OCS funding of $0.2 million, $0.2 million and $0.3 million, respectively.

Taxation of our shareholders

Capital gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is computed, generally, on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (24% in 2011 and 25% in 2012 and thereafter). As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our securities is taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011 and 25% in 2012 and thereafter and a marginal tax rate of up to 45% for an individual in 2011, 48% in 2012 and 50% in 2013). Notwithstanding the foregoing, capital gains generated from the sale of securities by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxes provided that all the following conditions are met: (i) the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009); (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the “Israel-U.S.A. Double Tax Treaty”) exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

The purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which payment to the seller is made are obligated, subject to the above-referenced exemptions, to withhold tax on the Real Capital Gains resulting from a sale of securities at the rate of 25% for a corporation and/or an individual (the withholding tax rate applicable to an individual was 20% in 2011).

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and June 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, the return does not need to be filed and an advance payment does not need to be made. Capital gains are also reportable on an annual income tax return.

Dividends

A distribution of a dividend from income attributed to an Approved Enterprise/Beneficiary Enterprise (either to an individual or a corporation) will be subject to tax in Israel at the rate of 15% (4% for a foreign investor under the Ireland Track), subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of a dividend from income attributed to a Preferred Enterprise to an Israeli corporation will be tax exempt in Israel. Only a distribution of a dividend to an individual or a foreign company will be subject to tax in Israel at a rate of 15% or in accordance with the relevant tax treaty. In addition, subject to certain conditions, Preferred Enterprises can distribute dividends derived from accumulated historic profits attributed to Approved/Beneficiary Enterprises free of tax. A distribution of a dividend from income that is not attributed to an Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise to an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided the income from which such dividend is distributed was generated or accrued in Israel.

As of January 1, 2012, the Israeli Income Tax Ordinance provides that a non-Israeli resident (either an individual or a corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25%(30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). Such rates may be reduced by the application of the provisions of applicable double tax treaties. Thus, under the Israel-U.S.A. Double Tax Treaty the following rates will apply to dividends distributed by an Israeli resident company to a U.S. resident: (i) if (A) the U.S. resident is a corporation which held during the portion of the taxable year preceding the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company and (B) not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends then the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from the income of an Israeli resident company which was entitled to a reduced tax rate applicable to an Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise then the tax rate is 15% and (iii) in all other cases, the tax rate is 25%. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident in Israel.

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s/Beneficiary Enterprise’s/Preferred Enterprise’s income from the amount distributed at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 15% and (iii) non-Israeli residents – 15% (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from income not attributed to the Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise, the following withholding tax rates will apply: (a) for securities registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% and (iii) non-Israeli residents – 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a “controlling shareholder” (as defined above) at the time of the distribution or at any time during the preceding 12 month period) and (iii) non-Israeli residents – 25%/30% as referred to above with respect to Israeli resident individuals, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

United States federal income taxation

The following is a description of the material United States federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders that are initial purchasers of our ordinary shares and that will hold such ordinary shares as capital assets for United States federal income tax purposes. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S-corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position could not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than pro rata distributions of our ordinary shares to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive foreign investment company considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive foreign investment company considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Dividends paid to U.S. Holders with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

We have not yet determined whether future distributions with respect to our ordinary shares will be paid in U.S. dollars or NIS. If a distribution is denominated in NIS, the amount of such distribution will equal the U.S. dollar value of the NIS received, calculated by reference to the exchange rate in effect on the date that distribution is received, whether or not the U.S. Holder in fact converts any NIS received into U.S. dollars at that time. If the distribution is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the distribution is converted into U.S. dollars after the date of receipt. Any gains or losses resulting from the conversion of NIS into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source.

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below under “Passive foreign investment company considerations,” U.S. Holders generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and such holder’s adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive foreign investment company considerations

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on our most current estimates of our gross income and gross assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2012 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2013. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2013 taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which will be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and will not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns ordinary shares during any year in which we are classified as a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. Additionally, recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Backup withholding tax and information reporting requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

3.8% Medicare Tax on “Net Investment Income

Certain U.S. Holders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock.

Foreign asset reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The significant majority of our revenues are generated in Australian dollars, U.S. dollars and Canadian dollars. Sales in Australian dollars accounted for 41.4%, 34.0% and 30.0% of our revenues in 2010, 2011 and 2012, respectively. Sales in Canadian dollars accounted for 6.9%, 11.4% and 13.6% of our revenues in 2010, 2011 and 2012, respectively. As a result, a devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in U.S. dollars, Euros and NIS. As a result, a revaluation of the NIS or, to a lesser extent, the Euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar
2010	16.7%	10.7%	5.3%	(4.6)%
2011	12.3	4.2	4.3	4.9
2012	0.3	(1.1)	(7.2)	(7.6)

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $6.4 million in 2012.

An appreciation of NIS relative to the U.S. dollar, would increase our revenues generated in Israel. However, our operating costs denominated in U.S. dollars would increase to a greater extent, resulting in lower operating income. As a result, assuming a 10% increase in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would decrease by $2.8 million in 2012.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $2.5 million in 2012. Assuming a 10% increase in the Euro relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $1.4 million in 2012.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our exposure was reduced when we obtained new loans in 2009 in Australian, U.S. and Canadian dollars, however, as the loan balances have been reduced the exposure has increased. Our most significant exposure as of December 31, 2012, relates to a potential change in the exchange rate of the NIS relative to the U.S. dollar. Assuming a 10% increase in the NIS relative to the U.S. dollar, and assuming no other changes, our finance expenses would have increased by $1.9 million in 2012 due to our current net liability position denominated in NIS. A change of 10% in all other currencies relative to the U.S. dollar would have an impact of up to $0.3 million based on our December 31, 2012 net asset position.

We use forward contracts to manage currency risk with respect to those currencies in which we generate revenues or incur expenses. Beginning in July 2012, when we changed our functional currency to the U.S. dollar, we have used Australian/U.S. dollar, Euro/U.S. dollar and U.S. dollar/Canadian dollar forward contracts along with U.S. dollar/NIS and Euro/U.S. dollar options. Prior to July 2012, we used Australian dollar/NIS, Euro/NIS and Canadian dollar/NIS forward contracts. The derivatives instruments partially offset the impact of foreign currency fluctuations. We may in the future use derivative instruments to a greater extent or engage in other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks. Currency options are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133). Therefore, we have been incurring financial loss or income as a result of these derivatives.

As of December 31, 2012, we had the following foreign currency hedge portfolio:

		USD/NIS	USD/CAD	AUD/NIS	CAD/NIS	EUR/USD	AUD/USD	TOTAL
		(in thousands, except average rates)
Buy forward contracts	Notional		10,829,251			1,302,850		12,132,101
	Fair value		(42,626)			82,591		39,964
	Average rate		1.0028			1.2408
Sell forward contracts	Notional			7,116,744	491,007		30,086,631	37,694,382
	Fair value			14,154	(659)		(143,811)	(130,316)
	Average rate			3.8736	3.7454		1.0202
Buy put options	Notional	20,026,811						20,026,811
	Fair value	895,406						895,406
	Average rate	3.8798
Sell put options	Notional					733,100		733,100
	Fair value					(954)		(954)
	Average rate					1.2218
Buy call options	Notional					780,000		780,000
	Fair value					17,342		17,342
	Average rate					1.3000
Sell call options	Notional	19,168,820						19,168,820
	Fair value	(93,441)						(93,441)
	Average rate	4.0535
Total notional value		39,195,631	10,829,251	7,116,744	491,007	2,815,950	30,086,631	90,535,213

Total Fair value		$801,964	$(42,626)	$14,154	$(659)	$98,979	$(143,811)	$728,001

For the year ended December 31, 2010, net embedded losses on our foreign currency open derivative transactions were $0.3 million. For the year ended December 31, 2011, net embedded loss on our foreign currency derivatives transactions totaled $3.2 million for open derivative transactions. For the year ended December 31, 2012, net embedded gains on our foreign currency derivatives transactions totaled $0.7 million for open derivative transactions. For the year ended December 31, 2010, our financial expenses generated from derivatives and foreign exchange rate transactions totaled $1.2 million. For the year ended December 31, 2011, our finance expenses generated from derivatives and foreign exchange rate transactions were $3.3 million. For the year ended December 31, 2012, our finance expenses generated from derivatives and foreign exchange rate transactions were $1.3 million.

Interest rates

In 2008, we raised our foreign currency-denominated loans from commercial banks in an aggregate amount of $49.4 million. Our foreign denominated loans are primarily indexed to LIBOR. We had cash and short-term bank deposits totaling $72.7 million at December 31, 2012. Our cash, cash equivalents and short term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

Inflation

Inflationary factors such as increases in the cost of our labor may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit margins and operating expenses as a percentage of revenues if the selling prices of our products do not increase in line with increases in costs.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Initial Public Offering

The effective date of the registration statement (File no. 333-179556) for our IPO of ordinary shares, par value NIS 0.04, was March 21, 2012. The offering commenced on March 6, 2012 and was closed on March 27, 2012. J.P. Morgan Securities LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC were joint bookrunning managers for the offering, and Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated were co-managers for the offering. We registered 6,660,000 ordinary shares in the offering and granted the underwriters a 30-day over-allotment option to purchase up to 999,000 additional shares from the selling shareholders to cover over-allotments, if any. The over-allotment was exercised by the underwriters on April 4, 2012.

As a result, we issued a total of 7,659,000 ordinary shares with aggregate proceeds of $84.2 million (including the over-allotment option) at a price per share of $11.00. Under the terms of the offering, we incurred aggregate underwriting discounts of $5.5 million (including the over-allotment option), resulting in net proceeds of $78.8 million. We also incurred expenses of $3.4 million in connection with the offering.

From the effective date of the registration statement and until December 31, 2012, we used $27.2 million of the net proceeds to pay a special dividend to our existing shareholders immediately following the closing of the IPO. See “ITEM 8: Financial Information—Dividends.” We used $6.5 million of the net proceeds to pay the balance of the acquisition price for the remaining 75% equity interest in our U.S. distributor, Caesarstone USA, in which we acquired a 25% interest in January 2007. We acquired the remaining interest in May 2011 and the balance of the purchase price was payable following the closing of our IPO.

We may use a portion of the balance of the net proceeds to expand our production capacity during the next one to two years. See “ITEM 4: Information on Caesarstone—History and Development of Caesarstone—Principal Capital Expenditures.” We may choose to expand our production capacity by several means, including an acquisition, and the funds required may be greater or less.

We intend to use the balance of the net proceeds of the IPO for working capital and other general corporate purposes. We may also use all or a portion of the remaining net proceeds to acquire or invest in complementary companies, products or technologies. We are not currently a party to, or involved with, discussions regarding any other material acquisition that is probable, although we routinely engage in discussions with distributors and suppliers regarding potential acquisitions.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15: Controls and Procedures

(a)          Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective at the reasonable assurance level.

(b)          Management’s Annual Report on Internal Control Over Financial Reporting. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(c)          Changes in Internal Control Over Financial Reporting. During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

Our board of directors has determined that Yonathan Melamed qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the NYSE Listed Company Manual. In addition, Mr. Melamed is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Select Market.

ITEM 16B: Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company’s chief executive officer, and all senior financial officers, including the Company’s chief financial officer, the controller and persons performing similar functions. The Company has also adopted a Code of Conduct that applies to the Company’s directors, officers and employees. We have posted these codes on our corporate website at http://ir.caesarstone.com/governance.cfm.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2011	2012
	(in thousands of U.S. dollars)
Audit fees(1)	$250	$242
Audit-related fees(2)	94	532
Tax fees(3)	33	64
All other fees(4)	74	20
Total	$451	$858

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2011 and 2012, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.
(2)	“Audit-Related fees” include fees for services performed by our independent public accounting firm in connection with our registration statement on Form F-1 for our initial public offering.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

Not applicable.

ITEM 16F: Change in Registrant’s Certifying Accountant

None.

ITEM 16G: Corporate Governance

As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the Nasdaq Global Select Market corporate governance rules, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We must also provide the Nasdaq Global Select Market with a letter from outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law.

We rely on this “foreign private issuer exemption” with respect to the following items:

•	We follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under the Nasdaq Global Select Market requirements. At an adjourned meeting, any number of shareholders constitutes a quorum. This quorum requirement is based on the default requirement set forth in the Companies Law. We submitted a letter to Nasdaq from our outside counsel in connection with this item prior to our IPO in March 2012.

•	We do not seek shareholder approval for equity compensation plans in accordance with the requirements of the Companies Law, which does not fully reflect the requirements of Rule 5635(c). Under Israeli law, we may amend our 2011 Incentive Compensation Plan or adopt a new equity compensation plan by the approval of our board of directors, and without shareholder approval as is generally required under Rule 5635(c). Under Israeli law, the adoption and amendment of equity compensation plans, including changes to the reserved shares, do not require shareholder approval. We submitted a letter to Nasdaq from our outside counsel in connection with this item prior to our IPO in March 2012.

Otherwise, subject to using the controlled company exemption descibed under “Management—Board Practices—Corporate governance practices,” we comply with the Nasdaq Global Select Market corporate governance rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. We are also subject to Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

We may in the future provide Nasdaq with an additional letter or letters notifying Nasdaq that we are following our home country practices, consistent with the Companies Law and practices, in lieu of other requirements of Rule 5600.

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caesarstone Sdot-Yam Ltd.

By:	/s/ Yosef Shiran
Yosef Shiran
Chief Executive Officer

Dated: March 25, 2013

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description

1.1	Articles of Association of the Registrant (1)

1.2	Memorandum of Association of the Registrant (2) ¥

4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011(3) ¥

4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ¥

4.3	Lease agreement for Bar-Lev Industrial Park, by and between the Registrant and the Israeli Lands Administration, dated June 6, 2007 (3) ¥

4.4	Agreement by and between Mikroman Madencilik San ve TIC.LTD.STI and the Registrant, dated September 27, 2010 (2)* ¥

4.5	Addendum, dated January 16, 2013, to the Agreement by and between Mikroman Madencilik San ve TIC.LTD.STI and the Registrant, dated September 27, 2010 *

4.6	2011 Incentive Compensation Plan (2)

4.7	Form of Indemnification Agreement (3)

4.8	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥

4.9	Addendum, dated February 13, 2012 to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥

4.10	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥

4.11	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥

4.12	Addendum, dated February 13, 2012 to the Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥

4.13	Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥

4.14	Addendum, dated February 13, 2012 to the Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥

4.15	Registration Rights Agreement, by and among the Registrant, Kibbutz Sdot-Yam, Tene Quartz Surfaces Investments Limited Partnership and Tene Quartz Surfaces Investments (Parallel) Limited Partnership, dated July 21, 2011 (3)

4.16	Extension of Registration Rights Agreement, by and among the Registrant, Kibbutz Sdot-Yam, Tene Quartz Surfaces Investments Limited Partnership and Tene Quartz Surfaces Investments (Parallel) Limited Partnership, dated February 13, 2012 (3)

4.17	Tene Non-Compete Commitment, dated July 18, 2011 (3) ¥

4.18	Addendum, dated February 7, 2012 to the Tene Non-Compete Commitment, dated July 18, 2011 (3) ¥

Number	Description

4.19	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (3) ¥

8.1	List of Subsidiaries of the Registrant (3)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications) (4)

14.1	Consent of Kost Forer Gabbay & Kasierer ( a member of Ernst & Young global)

14.2	Consent of Grant Thornton Australia Ltd

14.3	Consent of Freedonia Custom Research, Inc.

(1)	Previously filed with the Securities and Exchange Commission on February 6, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 19, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on February 16, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(4)	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

*	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

¥	English translation of original Hebrew document.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2011 and 2012	F-3 - F-4

Consolidated Statements of Income for the Years Ended December 31, 2010, 2011 and 2012	F-5

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2010, 2011 and 2012	F-6

Consolidated Statements of Equity for the Years Ended December 31, 2010, 2011 and 2012	F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012	F-8 - F-11

Notes to the Consolidated Financial Statements	F-12 - F-73

Report of Grant Thornton Audit Pty Ltd	F-74

Kost Forer Gabbay & Kasierer
2 Pal-Yam Ave.
Haifa 33095, Israel

Tel: 972 (4)8654000
Fax: 972 (4)8654022
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CAESARSTONE SDOT-YAM LTD.

We have audited the accompanying consolidated balance sheets of Caesarstone Sdot-Yam Ltd. and subsidiaries (the "Company") as of December 31, 2011 and 2012 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a wholly-owned subsidiary of the Company (Caesarstone Australia Pty Limited), which statements reflect total assets of 15% and 17% of the related consolidated totals as of December 31, 2011 and 2012, respectively, and total revenues of 41%, 34% and 30% in 2010, 2011, and 2012, respectively, of the related consolidated totals. Those statements were audited by another auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Limited, is based solely on the report of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2012 and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 22, 2013	A Member of Ernst & Young Global

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2011	2012

ASSETS

Current assets:
Cash and cash equivalents		$11,950	$29,033
Short-term bank deposits		-	43,700
Trade receivables (net of allowance for doubtful accounts of $739 and $1,127 at December 31, 2011 and 2012, respectively)		36,798	44,066
Other accounts receivable and prepaid expenses	3	13,474	16,238
Inventories	4	48,085	50,550

Total current assets		110,307	183,587

Long-term investments and prepaid expenses:

Severance pay fund		2,942	3,424
Long-term deposits and prepaid expenses		343	1,198

Total long-term investments and prepaid expenses		3,285	4,622

Property, plant and equipment, net	5	69,657	72,987

OTHER ASSETS	6	20,626	16,898

GOODWILL	7	42,442	42,955

Total assets		$246,317	$321,049

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

		December 31,
	Note	2011	2012

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank credit	8	$3,866	$5,248
Current maturities of long-term loans	8	12,541	5,500
Trade payables		30,838	36,925
Account payables to related parties	16	5,437	2,888
Accrued expenses and other liabilities	9	29,033	15,314

Total current liabilities		81,715	65,875

Long-term liabilities:
Long-term loans	10	5,405	-
Long-term loan and a financing leaseback from related party	16	1,820	12,188
Capital leases	11	71	2
Accrued severance pay		3,584	3,987
Long-term warranty provision		1,439	1,599
Deferred tax liabilities, net	14	8,248	6,375
Share-based payment in subsidiary	12(a)	1,379	-

Total long-term liabilities		21,946	24,151

Redeemable non-controlling interest	1(e)	6,205	7,106

Commitments and contingent liabilities	12
Equity:	15
Share capital-
Ordinary shares of NIS 0.04 par value-126,158,750 and 200,000,000 shares authorized at December 31, 2011 and 2012, respectively; 19,565,000 and 34,365,250 shares issued and outstanding at December 31, 2011 and 2012, respectively;		192	360
Cumulative preferred shares of NIS 0.04 par value-7,141,250 shares authorized issued and outstanding at December 31, 2011; none authorized issued and outstanding at December 31, 2012		86	-
Additional paid-in capital		55,338	135,437
Accumulated other comprehensive loss		6,306	8,517
Foreign currency translation adjustments-company		7,376	-
Retained earnings		67,153	79,603

Total equity		136,451	223,917

Total liabilities and equity		$246,317	$321,049

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2011	2012

Revenues	$198,791	$259,671	$296,564
Cost of revenues	120,503	155,377	169,169

Gross profit	78,288	104,294	127,395
Operating expenses:
Research and development (net of grants and participations for the amount of $167, $211 and $310 for the years ended December 31, 2010, 2011 and 2012, respectively)	2,273	2,487	2,100
Marketing and selling	16,048	34,043	46,911
General and administrative	20,896	30,018	28,423

Total operating expenses	39,217	66,548	77,434

Operating income	39,071	37,746	49,961
Finance expenses, net	2,370	4,775	2,773

Income before taxes on income	36,701	32,971	47,188
Taxes on income	7,399	3,600	6,821

Income after taxes on income	29,302	29,371	40,367
Equity in losses of affiliate, net	296	67	-

Net income	$29,006	$29,304	$40,367

Net income attributable to non-controlling interest	348	252	735
Net income attributable to controlling interest	28,658	29,052	39,632
Dividends attributable to preferred shareholders	8,312	8,376	-

Net income attributable to the Company's ordinary shareholders	$20,346	$20,676	$39,632

Basic net income per share of ordinary shares	1.04	1.06	1.21

Diluted net income per share of ordinary shares	1.04	1.06	1.21

Weighted average number of ordinary shares used in computing basic income per share (in thousands)	19,565	19,565	32,642
Weighted average number of ordinary shares used in computing diluted income per share (in thousands)	19,565	19,565	32,700

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Net income	$29,006	$29,304	$40,367

Other comprehensive income (loss) before tax:
Foreign currency translation adjustments	(3,778)	13,070	2,779
Income tax benefit (expense) related to components of other comprehensive income	762	(1,427)	(402)
Total other comprehensive income (loss), net of tax	(3,016)	11,643	2,377
Comprehensive income	25,990	40,947	42,744
Less: comprehensive income attributable to non-controlling interest	(331)	(85)	(901)
Comprehensive income attributable to controlling interest	$25,659	$40,862	$41,843

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY
U.S. dollars in thousands (except share data)

	Common Stock		Preferred	Additional paid-in	Retained	Foreign currency translation -	Accumulated other comprehensive income (loss),	Total
	Shares	Amount	shares	capital	earnings	Company	net(1)	equity

Balance as of January 1, 2010	19,565,000	192	86	55,338	30,340	10,968	(2,505)	94,419
Dividend	-	-	-	-	(17,282)	-	-	(17,282)

Other comprehensive income (loss)	-	-	-	-	-	-	(2,999)	(2,999)
Net income	-	-	-	-	28,658	-	-	28,658

Foreign currency translation-company	-	-	-	-	-	12,495	-	12,495

Balance as of December 31, 2010	19,565,000	192	86	55,338	41,716	23,463	(5,504)	115,291
Dividend	-	-	-	-	(3,615)	-	-	(3,615)

Other comprehensive income	-	-	-	-	-	-	11,810	11,810
Net income	-	-	-	-	29,052	-	-	29,052
Foreign currency translation-company	-	-	-	-	-	(16,087)	-	(16,087)

Balance as of December 31, 2011	19,565,000	192	86	55,338	67,153	7,376	6,306	136,451

Other comprehensive income	-	-	-	-	-	-	2,211	2,211
Net income	-	-	-	-	39,632	-	-	39,632
Issuance of ordinary shares, net of issuance expenses of $8,825	7,659,000	82	-	76,439	-	-	-	76,521
Conversion of preferred shares to ordinary shares	7,141,250	86	(86)	-	-	-	-	-
Equity-based compensation expense related to employees	-	-	-	3,660	-	-	-	3,660
Dividend	-	-	-	-	(27,182)	-	-	(27,182)
Foreign currency translation – company (Note 2b)	-	-	-	-	-	(7,376)	-	(7,376)

Balance as of December 31, 2012	34,365,250	$360	$-	$135,437	$79,603	$-	$8,517	$223,917

(1)	Accumulated other comprehensive income (loss), net, comprised of foreign currency translation.

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:

Net income	$29,006	$29,304	$40,367

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	10,034	14,615	14,368
Share-based compensation expense	-	-	3,660
Decrease in share-based payment in subsidiary	-	-	(1,383)
Accrued severance pay, net	(99)	(33)	(61)
Changes in deferred tax, net	1,428	(3,858)	(1,927)
Equity in loss of affiliate, net	296	67	-
Capital losses (gains)	190	(84)	(79)
Foreign currency translation gains	320	1,433	417
Impairment of long-term loan to others	-	1,127	-
Increase in trade receivables including receivable from related party	(1,506)	(10,460)	(8,561)
Decrease (increase) in other accounts receivable and prepaid expenses	571	(2,376)	(3,291)
Decrease (increase) in inventories	(4,803)	4,090	(3,816)
Increase (decrease) in trade payables	(5,281)	(942)	5,201
Increase (decrease) in warranty provision	(124)	(126)	297
Increase (decrease) in accrued expenses and other liabilities including related parties	16,617	(4,533)	(9,922)

Net cash provided by operating activities	46,649	28,224	35,270

Cash flows from investing activities:

Investment in short-term deposits	-	-	(43,700)
Acquisition of the business of Tessera Stones & Tiles Pty(a)	(705)	-	-
Acquisition of U.S. Quartz Products, Inc.(b)	-	(16,213)	-
Acquisition of the business of White-Wood Distributors Ltd.(c)	-	(1,954)	-
Acquisition of the business of Prema Asia Marketing PTE Ltd.(d)	-	(576)	(150)
Purchase of property, plant and equipment	(5,486)	(8,785)	(13,481)
Decrease (increase) in long-term deposits and prepaid expenses	24	(16)	(849)
Repayment of loan by related party and other	247	177	-

Net cash used in investing activities	(5,920)	(27,367)	(58,180)

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from financing activities:

Dividends paid	$(13,972)	$(6,948)	$(27,182)
Receipt from issuance of ordinary shares, net	-	-	76,768
Repayment of long-term loans	(15,037)	(19,819)	(12,670)
Short-term bank credit and loans, net	8,040	(7,402)	1,275
Repayment of contingent consideration related to U.S. Quartz Products, Inc. acquisition	-	-	(6,242)
Contribution to equity by non-controlling interest	-	458	-
Receipt of a financing leaseback related to Bar-Lev transaction	-	-	10,893
Receipt of long-term loan from related party	-	1,878	-
Repayment of a financing leaseback related to Bar-Lev transaction	-	-	(362)

Net cash provided by (used in) financing activities	(20,969)	(31,833)	42,480

Effect of exchange rate differences on cash and cash equivalents	3,450	(811)	(2,487)

Increase (decrease) in cash and cash equivalents	23,210	(31,787)	17,083
Cash and cash equivalents at beginning of year	20,527	43,737	11,950

Cash and cash equivalents at end of year	$43,737	$11,950	$29,033

Cash received (paid) during the year for:

Interest paid	$(1,459)	$(1,734)	$(1,947)

Interest received	$318	$286	$376

Tax paid	$(2,345)	$(5,393)	$(7,895)

Tax received	$2,578	$-	$-

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

Supplemental information and disclosures of non-cash investing and financing activities:

(a)	2008 acquisition of the business of Tessera Stones & Tiles Pty Limited and Carsilstone Pty Limited. Total initial cash consideration for the acquisition of the business of Tessera Stones & Tiles Pty Limited and Carsilstone Pty Limited was $37,285. An additional contingent cash payment was made in the amounts of $705 in the year ended December 31, 2010.

(b)	Acquisition of U.S. Quartz Products, Inc. On May 18, 2011 (see note 1b):

Cash	$20,000
Fair value of future consideration	6,210
Fair value of the company's equity interest held before the business combination	6,807

Total consideration	33,017

Identifiable assets acquired and liabilities assumed:
Cash acquired	3,787
Working capital (excluding cash and cash equivalents)	2,944
Property and equipment	1,794
Goodwill and intangible assets	36,157
Long-term liabilities	(11,665)

Net assets acquired	33,017

Total net cash paid at acquisition of the business of U.S. Quartz Products, Inc.	$16,213

(c)	Acquisition of the business of White-Wood Distributors Ltd On May 1, 2011 (see note 1e):

Consideration:
Cash	$1,954
Deferred payment	151

Total consideration	$2,105

Identifiable assets acquired and liabilities assumed:

Inventory	$544
Goodwill and intangible assets	1,561

2,105

Net cash paid at acquisition	$1,954

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

Supplemental information and disclosures of non-cash investing and financing activities (cont.):

(d)	Acquisition of the business of Prema Asia Marketing PTE Ltd. on October 1, 2011 (see note 1d):

Consideration:
Cash	$576
Deferred payment	252

Total consideration	$828

Identifiable assets acquired and liabilities assumed:
Inventory	$50
Fixed assets	26
Goodwill and intangible assets	752

828

Net cash paid at acquisition	$576

	Year ended December 31,
	2010	2011	2012
Supplemental disclosure of non-cash activities
Declared dividend	$3,310	$-	$-
Purchase of fixed assets with credit from suppliers	$3,017	$3,633	$2,141
Acquisition of intangible assets in Canada (for redeemable non-controlling rights in Caesarstone Canada Inc.)	$4,906	$-	$-
Acquisition of goodwill in Canada (for redeemable non-controlling rights in Caesarstone Canada Inc.)	$425	$-	$-

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL

a.	General:

Caesarstone Sdot-Yam Ltd., incorporated under the laws of the State of Israel, was founded in 1987. The company and its subsidiaries (collectively, the "Company" or "Caesarstone") manufacture high quality engineered quartz surfaces sold under the Company's premium Caesarstone brand. The Company's products consist of engineered quartz slabs that are currently sold in 48 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling end markets. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

As of December 2012, the Company has subsidiaries in Australia, Singapore, Canada and the United States (see Note 1(b)-1(e)) which are engaged in the marketing and selling of the Company's products in different geographic areas.

b.	Acquisition of shares of U.S. Quartz Products, Inc.:

Acquisition of 25% equity interest

On January 29, 2007, Caesarstone and U.S. Quartz Products, Inc. ("U.S. Quartz"), the Company's exclusive distributor in the United States, signed a Share Purchase Agreement pursuant to which Caesarstone purchased shares of U.S. Quartz for an aggregate purchase price of $9,900. The shares purchased by the Company represented a 25% equity interest in U.S. Quartz.

The Company accounted for the equity investment in accordance with ASC 323 (originally issued as APB 18) "Investments-equity method and joint ventures".

Acquisition of 75% equity interest

On May 18, 2011, the Company completed the acquisition of 75% of the shares of U.S. Quartz, representing all of the remaining shares of that entity, which was subsequently renamed Caesarstone USA, Inc. ("Caesarstone USA"). The acquisition enabled the Company to obtain a higher degree of control over the Company's sales in the United States. The total consideration for the acquisition was up to $26,500. Pursuant to the agreement between the parties, $20,000 was paid by the Company at the closing. An additional $6,500, which was conditioned on the closing of the Company’s initial public offering ("IPO"), was paid during 2012 by the Company. In addition, U.S. Quartz repaid shareholders loans to its former shareholders in the amount of $5,541.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

b.	Acquisition of shares of U.S. Quartz Products, Inc.: (cont.):

As a result of the acquisition, the Company remeasured the fair value of its previously-held equity investment in U.S. Quartz (with a carrying amount of $5,481) as of the acquisition date based on a report prepared by an independent third-party valuation firm that the Company engaged, with such amount totaling $6,807. Such remeasurement, including the reclassification of $1,352 previously recorded in other comprehensive income (foreign currency translation adjustments), resulted in an insignificant loss in the amount of $26 that was recorded in 2011 within equity in losses of affiliate, net. The fair value was measured by the third-party appraiser using the "income approach" based on the discounted cash flow method.

The following table summarizes the estimated fair value of the assets acquired at the acquisition date:

	Fair value	Expected useful life (years)

Current assets	$22,452
Deferred taxes	2,604
Property and equipment	1,794
Long-term liabilities	185
Intangible assets:
Distribution relationships(1)	739	7.6
Customer relationships(2)	2,352	7.6
Distribution agreement(3)	14,376	7.6
Backlog-customer relationships(4)	146	0.08
Backlog-distribution relationships(5)	84	0.08
Goodwill(6)	18,460	indefinite

Total assets acquired	63,192

Current liabilities	18,510
Long-term liabilities	6,291
Deferred taxes	5,374

Total liabilities assumed	30,175

Net assets acquired	33,017

Total purchase price	$33,017

(1)	Distribution relationships-the fair value of the distribution relationships was measured using the Multi Period Excess Earnings Method approach (the "MPEEM approach"), which is a form of discounted cash flow analysis. The fair value of the distribution relationships is being amortized according to the revenue projections.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

b.	Acquisition of shares of U.S. Quartz Products, Inc. (cont.):

(2)	Customer relationships-the customer relationships asset fair value was estimated using the MPEEM approach. The fair value of the customer relationships is being amortized according to the revenue projections.

(3)	Distribution agreement-the fair value of the Distribution Agreement (the reacquired right under ASC 805) was measured using the MPEEM approach. The fair value of the distribution relationships is being amortized over 7.6 years.

(4)	Backlog-customer relationships-the fair value of the backlog attributed to end-customers was measured using the MPEEM approach. The fair value of the backlog was fully amortized over four weeks (0.08 years).

(5)	Backlog-distribution relationships-the fair value of the backlog attributed to distributor relationships was measured using the MPEEM approach. The fair value of the backlog was fully amortized over four weeks (0.08 years).

(6)	Goodwill represents the excess of the acquisition price over assets acquired and liabilities assumed. The goodwill is related to the strength of the businesses acquired in the quartz surfaces market within the United States. Goodwill is not amortized and is tested for impairment at least annually.

The amounts of revenues and earnings of U.S. Quartz in the Company's consolidated income statement from the acquisition date to the period ended December 31, 2011 are as follows:

Period ended December 31,
2011

Revenues	$46,843

Net income	$(511)

Unaudited pro forma consolidated revenues and earnings:

The following table sets forth the unaudited consolidated pro forma revenues and earnings for the periods ended December 31, 2010 and 2011, assuming that the acquisition of the remaining 75% equity interest in U.S. Quartz occurred on January 1, 2010. The pro forma information is not necessarily indicative of the results of operations that actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

b.	Acquisition of shares of U.S. Quartz Products, Inc. (cont.):

	December 31,	December 31,
	2010	2011
	Unaudited

Revenues	$233,206	$271,874

Net income	$23,489	$25,222

Basic and diluted net earnings per share	$0.85	$0.91

c.	Caesarstone Australia Pty Limited:

In March 2008, the Company's subsidiary, Caesarstone Australia Pty Limited ("Caesarstone Australia"), acquired the businesses of Tessera Stones & Tiles Pty Limited and Carsilstone Pty Limited (collectively, "Tessera"), which were the exclusive distributors of the Company's products in Australia prior to the acquisition, in order to gain a higher degree of control over the Company's sales within Australia.

The total consideration was $37,285. In addition, it was agreed that Caesarstone Australia would pay contingent consideration equal to 2% of sales generated from the businesses acquired during the period from April 1, 2008 to June 30, 2010. During 2010, the Company paid an additional amount of $705, which was recorded as goodwill.

d.	Incorporation of Caesarstone Southeast Asia Ltd.:

Caesarstone Southeast Asia Ltd. ("Caesarstone Southeast Asia" or "CSSEA") was incorporated under the laws of Singapore in Singapore in 2009 as a subsidiary of the Company. Caesarstone Singapore imports products from the Company and markets the Company's products in Southeast Asia.

Acquisition of the business of Prema Asia Marketing PTE Ltd. ("Prema"):

The Company entered into an agreement on October 1, 2011 pursuant to which it acquired the operations for the distribution of Caesarstone's products in Singapore from the Company's former distributor in Singapore. Under the terms of the agreement, the Company paid approximately $500 upon closing and is obligated to make an additional payment following the year ended December 31, 2011, of approximately $250, calculated based on a formula that includes the number of slabs sold in Singapore during 2011. In addition, the Company acquired inventory and fixed assets from the former distributor in Singapore for $76. In addition, the Company will pay following the year ended December 31, 2012, an amount of up to $250 to be calculated based on a formula that includes the number of slabs sold in Singapore during 2012 (subject to the former distributor's owner remaining CSSEA's manager until October 1, 2014). The total consideration was approximately $800 (approximately $700 was paid through December 31, 2012).

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (CONT.)

d.	Incorporation of Caesarstone Southeast Asia Ltd. (cont.):

The following table summarizes the fair value of the assets acquired on October 1, 2011 (the acquisition date):

	Fair value	Expected useful life (years)

Inventory	$50
Fixed assets	26
Customer relationships (1)	133	5.0
Distribution agreement (2)	254	2.0
Non-competition agreement (3)	62	3.0
Goodwill	303	indefinite

Total assets acquired	828

Total liabilities assumed	-

Net assets acquired	828

Total purchase price	$828

(1)	The fair value of the customer relationships was measured using the MPEEM approach. The fair value of the customer relationships is being amortized according to the revenue projections.

(2)	The fair value of the distribution agreement was measured using the MPEEM approach. The fair value of the distribution agreement is being amortized according to the remaining contractual term of the original distribution agreement.

(3)	The fair value of the non-competition agreement was measured using the incremental cash flow approach.

The Company did not disclose pro forma revenues and earnings in accordance with ASC 805-10-50 or revenue and earnings from the acquisition date through December 31, 2011 as they are immaterial.

e.	Purchase of Canadian Quartz Holdings Inc. ("CIOT") business related to distribution of the Company's products in Eastern Canada, purchase of White-Wood Distributors Ltd.'s business related to distribution of the Company's products in Western Canada and incorporation of Caesarstone Canada:

Caesarstone Canada Inc., ("Caesarstone Canada") was incorporated under the federal laws of Canada in 2010. In October 2010, Caesarstone Canada began to distribute its products in Eastern Canada and in May 2011, in Western Canada. Under the Contribution Agreement between the Company and CIOT, CIOT transferred to Caesarstone Canada certain of its assets relating to the distribution of the Company's products, such as customers, suppliers and employees.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (CONT.)

e.	Purchase of Canadian Quartz Holdings Inc. ("CIOT") business related to distribution of the Company's products in Eastern Canada, purchase of White-Wood Distributors Ltd.'s business related to distribution of the Company's products in Western Canada and incorporation of Caesarstone Canada (cont.):

In consideration for the contribution, CIOT was granted a 45% ownership interest in Caesarstone Canada and entered into a Shareholders' Agreement with the Company and Caesarstone Canada. In addition, CIOT was granted a put option to sell its 45% ownership interest in Caesarstone Canada to the Company based on a prescribed formula (including a minimum payment amount) at any time after July 1, 2012 and ending June 30, 2023. The Company was also granted a call option to buy such holdings over the same period based on a different prescribed formula.

As the abovementioned assets contributed by CIOT constitute a business, the Company accounted for the acquisition in accordance with ASC 805, Business Combinations. Since the consideration transferred consisted of granting CIOT redeemable non-controlling rights in Caesarstone Canada (due to the put option written over such rights, as mentioned above), the Company measured all of the assets contributed by CIOT at their fair value against the redeemable non-controlling interests line item in the consolidated balance sheet in accordance with the requirements of ASC 810 Consolidation and ASC 480-10-S99-3A, Distinguishing Liabilities from Equity.

The following table summarizes the estimated fair values of the assets acquired at the acquisition date:

	Fair value	Expected useful life (years)

Non-competition agreement(1)	$917	2.21
Customer relationships(2)	3,989	5.21
Goodwill(3)	425	indefinite

Net assets acquired	$5,331

(1)	Non-competition agreement-the non-competition agreement asset fair value was estimated using an incremental cash flow analysis, which is a form of the income approach. The non-competition agreement is being amortized using the straight-line method over its useful life, which is estimated at 2.21 years.

(2)	Customer relationships-the customer relationships asset fair value was estimated using the MPEEM approach. The customer relationships is being amortized using a method that will reflect the consummation of such asset (i.e., a form of accelerated depreciation), over an estimated 5.21 years.

(3)	Goodwill represents the excess of the acquisition price over assets acquired and liabilities assumed. Goodwill is not amortized and is being tested for impairment at least annually.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (CONT.)

e.	Purchase of Canadian Quartz Holdings Inc. ("CIOT") business related to distribution of the Company's products in Eastern Canada, purchase of White-Wood Distributors Ltd.'s business related to distribution of the Company's products in Western Canada and incorporation of Caesarstone Canada (cont.):

The amounts of revenues and earnings of Caesarstone Canada in the Company's consolidated income statement from the acquisition date to the period ended December 31, 2010 are as follows:

Year ended December 31,
2010

Revenues	$4,282
Net income	$773

Unaudited pro forma condensed results of operations:

The following table sets forth the unaudited pro forma condensed results of operations for the year ended December 31, 2010 assuming that the acquisition of Caesarstone Canada occurred on January 1, 2009. The pro forma information is not necessarily indicative of the results of operations that actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods.

December 31,
2010
Unaudited

Revenues	$208,703
Net income	$30,739
Basic and diluted net earnings per share	$1.12

The following table provides a reconciliation of the redeemable non-controlling interest:

	December 31,
	2010	2011	2012

Beginning of the year	$-	$5,662	$6,205
Redeemable non-controlling interest	5,331	-	-
Net income attributable to non-controlling interest	348	252	735
Non-controlling interest share of contribution to equity in Caesarstone Canada Inc.	-	458	-
Foreign currency translation adjustments	(17)	(167)	166

Redeemable non-controlling interest - end of the year	$5,662	$6,205	$7,106

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (CONT.)

e.	Purchase of Canadian Quartz Holdings Inc. ("CIOT") business related to distribution of the Company's products in Eastern Canada, purchase of White-Wood Distributors Ltd.'s business related to distribution of the Company's products in Western Canada and incorporation of Caesarstone Canada (cont.):

Pursuant to the Sale and Purchase Agreement, entered into in January 2011 with the Company's former distributor in Western Canada, since May 1, 2011, Caesarstone Canada has been the exclusive distributor of the Company's products throughout Canada. Pursuant to this agreement, Caesarstone Canada purchased certain intangible assets and goodwill from the former distributor, and its marketable inventory of Caesarstone products as of April 30, 2011 for total consideration of approximately 2 million Canadian dollars.

The following table summarizes the fair value of the assets acquired on May 1, 2011 (the acquisition date):

	Fair value	Expected useful life (years)

Inventory	$544
Customer relationships(1)	807	4.7
Goodwill(2)	754	indefinite

Total assets acquired	2,105

Total liabilities assumed	-

Net assets acquired	2,105

Total purchase price	2,105

(1)	The fair value of the customer relationships was measured using the MPEEM approach. The fair value of the customer relationships is being amortized according to the revenue projections.

(2)	Goodwill represents the excess of the acquisition price over assets acquired and liabilities assumed. Goodwill is not amortized and will be tested for impairment at least annually.

The results of White-Wood Distributors Ltd.'s business were consolidated in the Company's financial statements commencing on the date of acquisition. Revenues and earnings from the acquisition date through December 31, 2011 were immaterial to the consolidated financial information of the Company. The Company did not disclose pro forma revenues and earnings in accordance with ASC 805-10-50 as they are immaterial.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (CONT.)

f.	Major suppliers:

In 2012, one supplier in Turkey, Mikroman Madencilik San ve TIC.LTD.STI ("Mikroman"), supplied approximately 55% of the Company's quartzite on a purchase order basis. If Mikroman ceases supplying the Company with quartzite or if the Company's supply of quartz generally from Turkey is adversely impacted, the Company's other suppliers may be unable to meet the Company's quartz requirements. In that case, the Company would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of the Company's products. As a result, the Company may experience a delay in manufacturing, which could materially and adversely impact the Company's results of operations.

The Company also depends on Breton S.p.A for its production line equipment.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they were made.

b.	Financial statements in U.S. dollars:

The Company's revenues are generated in U.S. dollars, New Israeli Shekels (NIS), Australian dollars, Canadian dollars and Euros. In addition, most of the Company's costs are incurred in U.S. dollars, NIS, Australian dollars, Canadian dollars, Euros and Singapore dollars.

Effective July 1, 2012, the Company changed its functional currency to the U.S. dollar from the NIS. With the recent acquisition of the remaining shares of Caesarstone USA (see note 1b) and the initial public offering of the Company's shares and listing in the United States, which has given the Company more access to the U.S. market, and therefore contributed to an increase in cash flows of U.S. dollars, the Company's management believes that its primary economic environment has changed from Israel to the United States.  This has resulted in significant changes in economic facts and circumstances that indicate that the functional currency has changed from the NIS to the U.S. dollar.  The Company accounted for the change in functional currency prospectively as it is the result of a change in facts.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars (cont.):

As of July 1, 2012, all the Company's assets and liabilities were translated using the current rate method, using the U.S. dollar exchange rate as of June 30, 2012, and equity was translated using the historical exchange rate at the relevant transaction date. Since the Company's reporting currency has not changed (it was the U.S. dollar also prior to June 30, 2012, in accordance with the U.S. Securities and Exchange Commission's Regulation S-X, Rule 3-20), the Company previously translated its financial statements (from the former functional currency NIS to the reporting currency U.S. dollars) using the same current rate method, therefore, no translation differences have resulted from the change in functional currency.

The functional currency of each of the Company's foreign subsidiaries is the local currency in which it operates.

ASC 830 "Foreign Currency Matters" sets the standards for translating foreign currency financial statements of consolidated subsidiaries. The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then measured in its functional currency. All transaction gains and losses from the measurement of monetary balance sheet items, which are not related to subsidiaries translation, are reflected in the statement of operations as finance income or expenses, as appropriate.

After the measurement process is complete, the financial statements are translated into the parent functional currency (U.S. dollar) using the current rate method. Translation adjustments relating to conversion to functional currencies within group entities are reported as a component of shareholders' equity. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. Intercompany transactions and balances, including profit from intercompany sales not yet realized outside of the Company, have been eliminated upon consolidation.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

e.	Short-term bank deposits

Short-term bank deposits are deposits with original maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost, which approximates their fair value.

f.	Derivatives:

Derivatives not designated as hedging accounting instruments consist primarily of forward and options contracts that the Company uses to limit its exposure to foreign currencies. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. Since the derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, the Company recognizes immediately changes in the fair values in its consolidated statement of income in finance expenses, net. The notional principal amount of foreign exchange contracts was $86,600 and $90,535 as of December 31, 2011 and 2012, respectively.

	Balance sheet	December 31,
	location	2011	2012
Derivative assets and (liabilities)

Derivatives not designated as hedging instruments:

Foreign exchange forward and options contracts	Other accounts receivable and prepaid expenses	$-	$728

Foreign exchange forward and options contracts	Accrued expenses and other liabilities	$(3,163)	$-

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

Inventories are stated at the lower of cost or market value. The Company periodically evaluates the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts.

Cost is determined as follows:

Raw materials, parts and supplies: using the "weighted average" method.

Work-in-progress and finished products: on the basis of direct manufacturing costs with the addition of allocable indirect costs, representing allocable operating overhead expenses and manufacturing costs.

The following table provides the details of the change in the Company's provision for inventory:

	December 31,
	2011	2012

Inventory provision, beginning of year	$3,103	$4,869
Increase in inventory provision	211	939
Increase in inventory provision in connection with Microgil's dispute(*)	1,789	-
Write off	(205)	(152)
Foreign currency translation adjustments	(29)	151

Inventory provision, end of year	$4,869	$5,807

(*)	For further information see Note 12(a)(4).

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

h.	Property, plant and equipment:

1.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

2.	Materials, payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use are capitalized as part of the cost of property, plant and equipment.

3.	Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Machinery and manufacturing equipment	4-33
Office equipment and furniture	7-33
Motor vehicles	10-30
Buildings	4-5

Leasehold improvements are depreciated by the straight-line method over the shorter of the lease or the estimated useful life of the improvements.

The Company has accounted for its assets that are under a capital lease arrangement in accordance with Accounting Standard Codification 840 "Leases" ("ASC 840"). Accordingly, assets under a capital lease are stated as assets of the Company on the basis of ordinary purchase prices (without the financing component), and depreciated according to the shorter of the lease term and the usual depreciation rates applicable to such assets.

Lease payments payable in forthcoming years, net of the interest component included in them, are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

i.	Impairment of long-lived assets:

The Company's long-lived assets, tangible and intangible assets (other than goodwill), are reviewed for impairment in accordance with Accounting Standard Codification 360 "Property, Plant and Equipment" ("ASC 360") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses were identified during any period presented.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

j.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition. Under Accounting Standard Codification 350, "Intangibles-Goodwill and Other" ("ASC 350") goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently, if impairment indicators are present. The Company operates in one operating segment. Each of the Company's subsidiaries could be considered to be reporting units, however the Company concluded that all of the Company's components should be aggregated and deemed as a single reporting unit for the purpose of performing the goodwill impairment test in accordance with ASC 350-20-35-35, since they have similar economic characteristics.

Goodwill was tested for impairment by comparing its fair value with its carrying value. As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that market place participants would consider in determining the fair value of reporting unit. No impairment of goodwill was identified during any period presented.

k.	Warranty:

The Company generally provides a standard warranty of between three and 10 years for its products, depending on the type of product and the country in which the Company does business. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company's warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The following table provides the details of the change in the Company's warranty accrual for the years ended December 31, 2011 and 2012:

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Warranty (cont.):

	December 31,
	2011	2012

Warranty provision, beginning of year	$1,676	$1,978
Charged to costs and expenses relating to new sales	1,052	1,126
Acquisition of the business of U.S. Quartz	508	-
Costs of product warranty claims	(1,109)	(937)
Foreign currency translation adjustments	(149)	56

Warranty provision, end of year	$1,978	$2,223

l.	Revenue recognition:

The Company derives its revenues from sales of quartz surfaces mostly through a combination of direct sales in certain markets and indirectly through a network of distributors in other markets.

Revenues are recognized in accordance with ASC 605, "Revenue Recognition" and SAB 104 when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is probable and no further obligations exist. In general, the Company does not grant right of returns, except to customers in Australia, for a limited period. The Company does not maintain a provision for product returns, as historical returns are immaterial and the Company does not anticipate any material returns in the future.

All of the Company's products sold through agreements with exclusive distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers all the distributors to be end-consumers.

m.	Research and development costs:

Research and development costs, net of grants received, are charged to the statement of income as incurred.

n.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes" (formerly: SFAS 109, "Accounting for Income Taxes"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Income taxes (cont.):

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting purposes, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

The Company accounts for its uncertain tax positions in accordance with ASC 740 (formerly: FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109"). ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its tax expenses.

o.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2010, 2011 and 2012 were $5,950, $13,490 and $14,931, respectively.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

The Company's cash and cash equivalents are invested primarily in U.S. dollars, Australian dollars and Euros, mainly with major banks in Israel.

The Company's trade receivables are derived from sales to customers located mainly in Australia, the United States, Israel, Canada and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any substantial losses. In certain circumstances, the Company requires letters of credit or prepayments. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Concentrations of credit risk (cont.):

The following table provides details of the change in the Company's provision for doubtful debts:

	December 31,
	2011	2012

Balance at the beginning of the year	$331	$739
Charges to expenses	468	601
Write off	(51)	(227)
Foreign currency translation adjustments	(9)	14

Balance at end of the year	$739	$1,127

The Company from time to time enters into forward and option contracts (collectively, "derivative instruments") intended to protect against changes in foreign currencies. The derivative instruments were not qualified for hedge accounting under Accounting Standard Codification 815, "Derivatives and Hedging". All derivatives are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in finance expenses, net. All derivatives have major banks in Israel as counterparties.

q.	Severance pay:

The Company's liability for severance pay, with respect to its Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its Israeli employees is provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company's balance sheet.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Some agreements with employees specifically state, in accordance with section 14 of the Severance Pay Law, 1963, that the Company's contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

Further, since the Company has signed agreements with the section 14 provision with certain employees, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expense, net, for the years ended December 31, 2010, 2011 and 2012 amounted to $(95), $(75) and $(67), respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

r.	Fair value of financial instruments:

The Company adopted the provisions of ASC 820, "Fair Value Measurements and Disclosures" effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1-	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2-	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3-	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

r.	Fair value of financial instruments (cont.):

The following table presents the Company's assets and (liabilities) measured at fair value on a recurring basis at December 31, 2011 and 2012:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$(3,163)	$-	$(3,163)

Total	$-	$(3,163)	$-	$(3,163)

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$728	$-	$728

Total	$-	$728	$-	$728

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term bank deposits, trade receivables and trade payables, approximate their fair value due to the short-term maturities of such instruments. The carrying amount of long-term loans approximates their fair value as well.

s.	Basic and diluted net income per share:

Basic net income per share ("Basic EPS") is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 728,692 for the year ended December 31, 2012.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

t.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income" (formerly: SFAS No. 130, "Reporting Comprehensive Income"). This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to foreign currency translation adjustments.

In June 2011, the Financial Accounting Standards Board ("FASB") issued guidance on the presentation of comprehensive income, which amended existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. The Company elected the second option. The adoption of this new guidance resulted only in changes in the Company’s financial statements presentation.

u.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

The Company accounts for employees’ share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions. The Company elected to recognize compensation expense for an award that has a graded vesting schedule using the accelerated method.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

u.	Accounting for stock-based compensation (cont.):

The exercise price of each option is generally the fair market value on the date of the grant. Options generally become exercisable over a three to four-year period, subject to the continued employment of the employee. All options expire 7 years from the date of grant.

In 2012, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

2012
Dividend yield	0%
Expected volatility	57%
Risk-free interest rate	0.73%
Expected life (in years)	4.22

The Company used volatility data of comparable companies with similar characteristics to the Company for calculating volatility in accordance with ASC 718. The computation of historical volatility was derived from the comparable companies' historical volatility for similar contractual terms.

The computation of risk free interest rate is based on the rate available on the date of grant of a zero-coupon U.S. government bond with a remaining term equal to the expected term of the option.

The expected term of options granted is calculated using the simplified method (being the average between the vesting periods and the contractual life of the options). The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate.

The dividend yield is zero, due to a dividend adjustment mechanism with respect to the exercise price upon payment of a dividend.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3:-	OTHER ACCOUNTS RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2011	2012

Prepaid expenses	$2,607	$1,556
Government authorities	2,827	3,148
Deferred tax assets	6,814	7,918
Advances to suppliers	531	1,379
Derivatives	-	728
Other	695	1,509

	$13,474	$16,238

NOTE 4:-	INVENTORIES

	December 31,
	2011	2012

Raw materials	$12,135	$11,626
Work-in-progress	540	785
Finished goods	35,410	38,139

	$48,085	$50,550

Note 5:-	Property, plant and equipment, net

	December 31,
	2011	2012
Cost:
Machinery and manufacturing equipment, net(1)	$90,005	$97,252
Office equipment and furniture	4,705	6,521
Motor vehicles	1,495	1,316
Buildings and leasehold improvements	29,879	33,132
Prepaid expenses related to operating lease(2)	964	939

	127,048	139,160

Accumulated depreciation	57,391	66,173

Depreciated cost	$69,657	$72,987

(1)	Presented net of investment grant received in the amount of $7,200.
(2)	The Company leases land from the Israel Lands Administration ("ILA") for its Bar-Lev manufacturing facility. The lease term started on February 6, 2005. The lease is for an initial non-cancellable term of 49 years, in consideration for approximately $830 (approximately NIS 3,700) paid at the beginning of the contract's term, with a renewal option of an additional 49 years. The Company analyzed the conditions set forth in ASC 840-10 and classified the land as an operating lease (since the land is not transferred to the Company at the end of the lease nor is there any option to buy the land from the ILA at any point). All payments on account of the initial term were paid in advance (based on discounted values) at the beginning of the lease, and included in the minimum lease payments to be amortized. The prepaid expenses are amortized through the term of the lease, based on the straight-line method (including the bargain renewal option term),(See note 16(e)).

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 5:-	PROPERTY, PLANT AND EQUIPMENT, NET (CONT.)

  Depreciation expense totaled $9,500, $11,188 and $10,544 for the years ended December 31, 2010, 2011 and 2012, respectively.

For a discussion of the pledges made by the Company, see Note 12(d).

NOTE 6:-	OTHER ASSETS

Other intangible assets, net:

	December 31,
	2011	2012
Original amounts:

Non-compete agreement	$1,974	$2,019
Distribution relationships	1,926	1,952
Customer relationships	7,139	7,258
Distribution agreement	14,623	14,616
Backlog	230	230

	25,892	26,075
Accumulated amortization:

Non-compete agreement	(1,509)	(1,972)
Distribution relationships	(1,174)	(1,357)
Customer relationships	(1,140)	(2,395)
Distribution agreement	(1,213)	(3,223)
Backlog	(230)	(230)

	(5,266)	(9,177)

Total other intangible assets	$20,626	$16,898

(1)	Amortization expense amounted to $534, $3,427 and $3,824 for the years ended December 31, 2010, 2011 and 2012, respectively.

(2)	Estimated amortization expenses for the following years as of December 31, 2012:

2013	$3,379
2014	3,297
2015	3,342
2016	2,333
2017	2,306

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 are as follows:

Balance as of January 1, 2011	$23,021

Goodwill acquired during the year (see Note 1(b), 1(d),1(e))	19,517
Foreign currency translation adjustments	(96)

Balance as of December 31, 2011	42,442

Foreign currency translation adjustments	513

Balance as of December 31, 2012	$42,955

NOTE 8:-	SHORT-TERM BANK CREDIT AND LOANS

a.	Short-term bank credit and loans are classified as follows:

	Weighted average interest
	December 31,		December 31,
	2011	2012	2011	2012
	%

Short-term bank credit	4.00	3.25	$3,866	$5,248

Add: current maturities of long-term loans	3.95	3.19	12,541	5,500

Total short-term bank credit and loans			$16,407	$10,748

b.	As of December 31, 2011 and 2012, the Company and its subsidiaries had short-term and revolving credit lines of approximately $21,300 and $26,000, respectively, from Israeli, Canadian and U.S. banks. As of December 31, 2012, the revolving credit line was partially utilized. The Company's current credit lines, if not extended, will expire on March 31, 2013.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2011	2012

Employees and payroll accruals	$5,543	$6,854
Phantom share-based payment award	3,684	-
Accrued expenses	4,643	4,655
Advances from customers	384	492
Taxes payable	4,250	2,053
Warranty provision	539	624
Derivatives	3,163	-
Consideration payable for U.S. Quartz acquisition	6,242	-
Other	585	636

	$29,033	$15,314

NOTE 10:-	LONG-TERM LOANS

a.	Long-term loans are classified as follows:

	Weighted average interest
	December 31,		December 31,
	2011	2012	2011	2012
	%
Currency:

U.S. Dollar	1.72	1.56	$7,135	$2,431
Australian Dollar	5.90	4.65	8,357	2,843
Canadian Dollar	2.47	2.35	662	226
NIS	4.45	-	1,792	-

Total long-term loans			17,946	5,500
Less-current maturities			12,541	5,500

			$5,405	$-

c.	Financial covenants:

As security for various bank liabilities, the Company undertook to comply with certain financial ratios.

As of December 31, 2011 and 2012, the Company was in compliance with all financial covenants.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 11:-	CAPITAL LEASES

The Company enters from time to time into capital lease agreements to lease certain assets required for its operations.

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

1.	In March 2008, the Company and its Australian subsidiary, Caesarstone Australia Pty Limited ("Caesarstone Australia" or "CSA") entered into an agreement with the former chief executive officer of Caesarstone Australia (the "former executive") and his family trust (the "Trust") granting the Trust restricted shares equal to 17% of the issued and outstanding share capital of Caesarstone Australia, subject to conditions, including vesting over a five-year period and his continued employment. The unvested shares were subject to repurchase by the Company or by Caesarstone Australia upon termination of employment at the purchase price paid by the Trust for such shares. The agreement also provided for a put option exercisable by the former executive after termination of employment other than for cause, in which case vested shares were to be purchased by the Company or Caesarstone Australia at a valuation based on a five times multiple of the EBITDA of CSA. In November 2009, the Company and Caesarstone Australia terminated the employment of the former executive for performance reasons and made certain payments to him, including payments based on a notice period.

Subsequently, the Company discovered grounds existed for termination of his employment for cause. Accordingly, the Company and Caesarstone Australia notified him of their intent to repurchase of all of his shares and sought repayment of the notice period payment. The Company and Caesarstone Australia filed a lawsuit against the former executive and claimed for repayment of the notice period payment and other payments made to the former executive to which the Company and Caesarstone Australia consider he was not legally entitled. The former executive's rights in respect of the Trust's shares in Caesarstone Australia were disputed and were the subject of legal proceedings commenced by the former executive in July 2010 in the Supreme Court of Victoria in Australia. The former executive claimed that the conduct of the business of Caesarstone Australia was oppressive or unfairly prejudicial to, or unfairly discriminatory against him as a minority shareholder. The former executive sought various orders, including an order requiring the Company to purchase his shares in Caesarstone Australia in accordance with the agreement or at a fair and reasonable price. The former executive did not specify the amount that he claimed as a fair and reasonable price. As of September 30, 2009, the last date on which the Company performed a valuation analysis prior to termination of the former executive, for financial reporting purposes, the Company determined that the fair value of the entire 17% of restricted stock (e.g., including unvested portions) was $1,900.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (cont.):

1.	(cont.)

In the same proceeding, the Company and Caesarstone Australia filed counter-claimed for orders requiring the former executive and the Trust to transfer all shares in Caesarstone Australia to the Company at the price paid for them. As a result of the termination of the former executive in November 2009 and the consequent open legal proceedings, as detailed above, the liability for share based payments was not derecognized until it has been extinguished. On May 25, 2012, a settlement agreement was signed by the parties pursuant to which all the shares held by the former executive were transferred to the Company and the parties agreed to an order that all the legal proceedings between them would be dismissed with no order as to costs. As a result of the settlement, the liability for a share-based payment in the subsidiary was derecognized.

2.	In December 2007, the Company terminated its agency agreement with its former agent in South Africa, World of Marble and Granite ("WOMAG"), on the basis that it had breached the agreement. In the same month, the Company filed a claim for NIS 1.0 million ($268) in the Israeli District Court in Haifa based on such breach. WOMAG has contested the jurisdiction of the Israeli court on the grounds of validity of service, and filed a request to stay proceedings on the basis of an inconvenient forum (forum non conveniens). Both the court and the subsequent appellate courts have dismissed WOMAG's contest of the validity of service. On December 9, 2010, the court denied WOMAG's objection to its jurisdiction on the grounds of inconvenient forum and on February 20, 2011, WOMAG's appeal to this ruling was denied. In January 2008, WOMAG filed suit in South Africa seeking €15.7 million ($20,700) for breach of contract. In August 2008, the Company filed a response to this claim disputing that the Company had any liability to WOMAG. In February 2010, the South African Court determined that it would not hear WOMAG's claim until the Israeli court ruled on WOMAG's objection to its jurisdiction and that it will decide whether the lis alibi pendens rule (which means that proceedings in a certain court would not commence as long as the same facts are under discussion in a court in a different jurisdiction) should apply considering the legal proceedings in Israel. Despite a ruling by the Israeli court in February 2011 confirming its jurisdiction, WOMAG applied to commence proceedings in South Africa in August 2011. In March 2012, the special plea of lis alibi pendens was dismissed with costs and the Company sought leave to appeal against the ruling. Leave to appeal has been granted and it is estimated that the appeal will be heard in late 2013.

The Company believes it has valid defenses to the claims alleged and is defending this suit vigorously. While the Company cannot estimate the amount of the loss at this time, it does not currently believe it is probable that there will be material losses related to the lawsuit filed by WOMAG.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (cont.):

3.	Since 2008, twenty two lawsuits have been filed against the Company or named the Company as third party defendants in Israel, one lawsuit has been filed against Caesarstone USA, Inc. in the United States and the Company has received a number of additional letters threatening lawsuits on behalf of certain fabricators of the Company's products in Israel or their employees in Israel alleging that they contracted illnesses, including silicosis, through exposure to fine silica particles when cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting the Company's products. Each of the lawsuits that has been filed names defendants in addition to the Company, including, in certain cases, fabricators that employed the plaintiff, the Israel Ministry of Industry, Trade and Employment, distributors of the Company's products and insurance companies. Silicosis is an occupational lung disease that is progressive and sometimes fatal, and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles as a result of not well protected and not well controlled, or unprotected and uncontrolled, exposure while processing quartz, granite, marble and other materials can cause silicosis. Various types of claims are raised in these lawsuits and in the letters submitted to the Company, including product liability claims.

The Company believes that it has valid defenses to the lawsuits pending against the Company and to potential claims, and intends to contest them vigorously. Damages totaling $62,121 are specified in the lawsuits currently filed; however, the amount of general damages, which includes items such as future pain and suffering and loss of future earnings, have not yet been specified in most of the lawsuits. As a result, there is uncertainty regarding the total amount of damages that may ultimately be sought. At present, the Company does not expect that the lawsuits filed against the Company to date will have a material effect on its financial position, results of operations, or cash flows, in part due to the current availability of insurance coverage. Nevertheless, all but five of the lawsuits are generally at a preliminary stage and no material determinations, including those relating to attribution of fault or amount of damages, have been made. There can also be no assurance that the Company's insurance coverage will be adequate or that the Company will prevail in these cases. Total damages of $56,000, including $20,000 of punitive damages, are sought in the U.S. lawsuit to which Caesarstone USA, Inc. was added as a 26th defendant approximately one year after commencement of the lawsuit. One of the lawsuits was settled by a settlement agreement at a total amount of NIS 275,000 ($74) of which the Company has agreed to pay NIS 10,000 ($3) without admitting liability. That payment was made by the insurance company. Substantially all of the balance is payable by the fabricator that employed the individual in question and insurance companies. The Company can provide no assurance that other lawsuits will be settled in this manner or at all. The Company believes that it has valid defenses to the lawsuits pending against it and to potential claims and intend to contest them vigorously.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (cont.):

4.	In November 2011, Kfar Giladi Quarries Agricultural Cooperative Society Ltd., or Kfar Giladi Quarries, and Microgil Agricultural Cooperative Society Ltd., or Microgil, an entity the Company believes is controlled by Kfar Giladi Quarries (Microgil and Kfar Giladi Quarries together shall be referred to as "Kfar Giladi"), initiated arbitration proceedings against the Company.

On April 15, 2012, Kfar Giladi Quarries filed a complaint with the arbitrator against the Company seeking damages of NIS 232.8 million ($62,363) for breach of the agreement between the parties dated June 13, 2006. During August 2012, the Company filed with the arbitrator a legal claim against Microgil and Kfar Giladi Quarries for NIS 76.6 million ($20,519).

The arbitration arises out of a dispute related to the quartz processing agreement (the "Processing Agreement") that the Company entered into with Kfar Giladi in June 2006 pursuant to which Kfar Giladi committed to establish a production facility at its own expense within 21 months of the date of the Processing Agreement to process quartz for the Company and for other potential customers. Pursuant to the terms of the Processing Agreement, the Company committed to pay fixed prices for quartz processing services related to agreed upon quantities of quartz over a period of ten years from the date set for Kfar Giladi to commence operating the production facility. The Company estimated that the total amount of such payments would have been approximately $55,000. It is the Company's position that the production facility established by Kfar Giladi was not operational until approximately two years after the date required by the Processing Agreement for the commencement of operations. As a result, the Company was unable to purchase the minimum quantities set forth in the Processing Agreement and the Company therefore acquired the quantities of ground quartz that it needed from other quartz suppliers.

It is also the Company's position that the Processing Agreement was terminated by the Company following its breach by Kfar Giladi. The Company contends that the Company's purchases of ground quartz from Kfar Giladi in 2010 and 2011 were made pursuant to new understandings reached between the parties and not pursuant to the Processing Agreement. Kfar Giladi alleges that the Processing Agreement was still in effect and that the Company did not meet its contractual commitments under the Processing Agreement to order the minimum annual quantity. In addition, once production began, the Company contends that Kfar Giladi failed to consistently deliver the required quantity and quality of ground quartz as agreed by the parties. The Company's positions are disputed by Kfar Giladi.

The Company also contends that Kfar Giladi is responsible for not returning to the Company unprocessed quartz that it provided to them, including quartz that is currently in Kfar Giladi's possession and additional quartz that is unaccounted for. Each party has various other claims against the other.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (cont.):

4.	(cont.)

In January 2012, Kfar Giladi notified the Company that it had closed its production facility as a result of the Company's breach of the Processing Agreement, although the Company was willing to keep purchasing products from Kfar Giladi.

As of December 31, 2011, the Company's inventory of quartz in Microgil's possession totals $1,789 in value. Microgil stipulated preconditions for fulfilling the Company's orders for the processing of the Company's quartz inventory in Microgil's possession, which were refused by the Company. Accordingly, such inventory was not supplied to the Company. The Company believes that it is probable that it will not be able to realize its inventory in Microgil's possession. Accordingly, the Company wrote off such inventory in 2011.

In conjunction with the Processing Agreement, the Company made a loan to Microgil in the amount of NIS 4.5 million under a loan agreement entered into in 2006. Under the loan agreement, the loan was to be repaid within a period of approximately four years commencing at the time of Microgil's initial provision of services to the Company under the Processing Agreement. The interest rate of the loan was Prime plus 1%, with interest repayments on a quarterly basis. Principal repayments were to be made monthly through a deduction of NIS 18 from Company payments to Microgil for each ton of quartz supplied by Microgil. As of December 31, 2011, the loan and accrued interest payments totaled $1,127.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (cont.):

4.	(cont.)

In light of Microgil's closing of its production facility, the Company believes that it is not probable that the remainder of the loan will be repaid by Microgil or can be otherwise collected in the near future. According to ASC 310-10-35-16, the Company believes that it is probable that it will not be able to collect the outstanding loan amount (both principal and interest), and therefore, in 2011, the Company recognized an impairment loss for the entire balance of the loan.

Considering the preliminary stage of the proceedings, the Company cannot estimate the related risk in this lawsuit.

5.	The Company's manufacturing operations are subject to the requirements of environmental laws and regulations in Israel, as well as specific conditions set forth in the business licenses and permits related to the use, storage and discharge of hazardous materials granted by national and municipal authorities in Israel for the operation of the Company's Sdot-Yam and Bar-Lev facilities. The Company's business licenses for the Company's facilities each contain conditions related to a number of requirements, including with respect to disposal of effluent, air quality, process sludge, and the handling of waste and chemicals. The Company has a perpetual business license in Sdot Yam and a license limited in time in Bar Lev, which the Company believes will be extended. From time to time, the Company faces environmental compliance issues related to the Company's two manufacturing facilities in Israel. At present, the Company is considering remedial steps to address issues related to the following:

In January 2010, the Israel Ministry of the Environment ordered the Company to remove sludge waste that was disposed of in 2009 in a number of locations in northern Israel claiming that such disposal was unlawful. The Company conducted discussions with the Israel Ministry of the Environment with respect to which sites will require waste removal, and has removed part of the sludge waste disposed. As of December 31, 2012, the Company reserved $570 for this matter, which the Company believes will be adequate for anticipated future clean-up expenditures associated with such disposals, and the Company does not currently expect that it is reasonably possible that additional costs in excess of the amount reserved will be required.

The Company is currently seeking to further reduce the amount of styrene gas emitted by the Company's facilities in order to become compliant with applicable requirements under Israeli laws and regulations and have received recent correspondence from the Israel Ministry of the Environment indicating the Company's obligation to comply with such regulations.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (cont.):

5.	(cont.)

The Company currently disposes of waste water at the Company's Bar-Lev and Sdot-Yam facilities pursuant to temporary approvals obtained from the Israel Ministry of the Environment. The Company currently disposes of waste water from its Bar-Lev manufacturing facility to a treatment plant pursuant to a temporary permit obtained from the Israel Ministry of the Environment. the Bar-Lev manufacturing facility’s permit was recently extended until May 31, 2013. The Sdot-Yam facility’s temporary permit was obtained from the environmental unit of the local municipal authority and is valid through August 1, 2013. The Company has presented to the Israel Ministry of the Environment plans to allow the disposal of the waste water in compliance with applicable requirements under Israeli environmental laws.

In May 2011, the Company received a letter from the Israeli fire regulation authorities detailing fire protection measures required at its facility in Kibbutz Sdot-Yam to obtain the necessary fire regulatory approval for such facility. The Company has established a program which was coordinated with the fire regulation authorities to adjust its fire protection measures to comply with their requirements. The Company expects this program to be implemented by it in 2013 and 2014.

6.	The Company and CSA initiated proceedings against one of CSA's competitors in the Federal Court of Australia alleging trademark infringement, misleading conduct and passing off by using several of the Company's trademarks. A settlement was reached at mediation in September 2011, and the respondents paid the Company AUD 1.7 million (USD 1,817). Accordingly, the Company recorded an expense reduction within general and administrative expenses.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

7.	From time to time, the Company is involved in other legal proceedings and claims in the ordinary course of business related to a range of matters. While the outcome of these other claims cannot be predicted with certainty, the Company's management does not believe that any such claims or all of them together will have a material effect on the Company's consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

b.	Operating lease commitments:

The land and certain of the Company's facilities and vehicles are leased under operating lease agreements. Future minimum lease commitments under non-cancellable operating leases for the specified periods ending after December 31, 2012 are as follows:

2013	$9,830
2014	8,759
2015	7,662
2016	6,448
2017	5,803
2018 and thereafter	56,078

Total	$94,580

Lease expenses, net, for the years ended December 31, 2010, 2011 and 2012 were approximately $5,772, $10,255 and $11,137, respectively.

c.	Purchase obligation:

The Company's significant contractual obligations and commitments as of December 31, 2012 are summarized in the following table:

2013 (1)	$10,388
2014 and thereafter	-

$10,388

(1)	Consists of purchase obligations to certain suppliers.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

d.	Pledges and guarantees:

1.	Caesarstone Australia has five guarantees outstanding with the ANZ Bank with respect to rent in the amount of $1,202.

2.	To secure the Company's liabilities to banks in Israel, fixed liens of an unlimited amount have been issued on the authorized non-paid up share capital, goodwill and a floating charge of an unlimited amount has been issued on the Company's other assets.

3.	To secure the Company's liabilities to a bank in Canada, Caesarstone Canada has provided a security interest on certain of its inventory and other tangible and intangible assets.

NOTE 13:-	SHARE-BASED PAYMENT

Phantom share-based payment:

In January 2009, the Company granted its current Chief Executive Officer (the "CEO") a right to a bonus payment based on an increase in the Company's value and under which the CEO was entitled to receive in cash the difference between $4.60 per share, subject to adjustments for dividend distributions made until the actual payment of the bonus and the value of 685,000 of the Company's outstanding shares with such bonus right vesting over a three-year period in increments of 1/12 on a quarterly basis. The Company's value was deemed to be based on a multiple of the Company's EBITDA (defined as operating income plus depreciation and amortization) (the "EBITDA formula"). In the event of the closing of an IPO, the Company's value would be determined by reference to the Company's share price. However, upon the occurrence of an "exercise event," the entire award, or any part thereof which was not previously exercised, immediately fully vests and the CEO must exercise his right to receive the cash value of the award. There were four defined "exercise events" under the award, including an IPO. If the right to the bonus is exercised upon the IPO, the bonus will be calculated based on the difference between $4.60 per share, subject to adjustments for dividend distributions made until the IPO, and the share price at the IPO.

In September 2010, the Company's CEO notified the Company of his decision to exercise his right to receive an award bonus with respect to 335,000 vested shares calculated in accordance with the EBITDA formula. The award bonus amount relating to the 335,000 shares exercised was calculated based on the Company's financial statements for fiscal year 2010 based on 2010 EBITDA and totaled $2.8 million, which the Company paid in June 2011.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 13:-	SHARE-BASED PAYMENT (CONT.)

Phantom share-based payment (cont.):

In October 2011, the Company's CEO notified the Company of his decision to exercise his right to receive an award bonus with respect to 175,000 vested shares. The compensation committee approved the award bonus relating to the 175,000 shares exercised based on 2011 EBITDA. The award bonus was $1.5 million and was calculated based on the Company's financial statements for fiscal year 2011 using the basis of the Company's 2011 EBITDA. The award bonus was paid in April 2012.

According to ASC 718-10, instruments that should be treated as a liability are "instruments that are required to be cash-settled (e.g., cash-settled stock appreciation rights) or require cash settlement on the occurrence of a contingent event that is considered probable".

As such, in this case the share-based compensation is accounted for as a liability award. According to ASC 718-10, in connection with the measurement of the liability settlement, the value of the award should be measured each reporting date until settlement.

After implementing this accounting treatment, the liability balance that the Company recorded on December 31, 2011 and 2012 is as follows:

	December 31,
	2011	2012

Phantom share-based payment award	$3,684	$-

On December 31, 2011, the liability with respect to the remaining 175,000 unexercised shares was measured as of December 31, 2011 using a valuation model based on the weighted average probability of exercise upon an IPO and exercise based on a multiple of the Company's 2012 projected EBITDA, as it better reflects the fair value of the award as of December 31, 2011 (the balance amounted to $1,937).

The liability with respect to the 175,000 vested shares that were exercised in October 2011 was measured in accordance with the EBITDA formula, calculated on the basis of 2011 EBITDA (the balance amounted to $1,747).

In April 2012, the Company paid the CEO $3,018 with respect to the remaining 350,000 vested shares (the 175,000 exercised in October 2011 and the remaining 175,000 shares) that were exercised.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME

a.	Uncertain tax positions:

The balances at December 31, 2011 and 2012 include a liability for unrecognized tax benefits of $755 and $1,084, respectively, for tax positions which are uncertain of being sustained. The accruals are with respect to the eligibility of certain profits to the reduced tax rates under the Company's Approved Enterprise, Beneficiary Enterprise, and Preferred Enterprise programs as well as with respect to some expenses, which deduction for tax purposes is uncertain.

The Company recognizes interest and penalties related to income taxes in its tax expense line in its consolidated statements of income. The Company had approximately $245 and $57 accrued for interest payments as of December 31, 2011 and 2012, respectively. This accrual was fully offset by interest receivable resulting from tax advances made to the Israeli Tax Authorities.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME

a.	Uncertain tax positions (cont.):

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2010	$1,387
Increases in tax positions for current year	362
Foreign currency adjustments	108

Gross tax liabilities at December 31, 2010	1,857

Increases in tax positions for current year	56
Addition of tax position of prior years	494
Decrease in tax position resulting from settlement	(1,667)
Foreign currency adjustments	15

Gross tax liabilities at December 31, 2011	755

Increases in tax positions for current year	177
Addition of tax position of prior years	167
Foreign currency adjustments	(15)

Gross tax liabilities at December 31, 2012	$1,084

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. As a result of ongoing examinations, tax proceedings in certain countries, additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2012, it is not possible to estimate the potential net increase or decrease to the Company's unrecognized tax benefits during the next twelve months. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2012:

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (CONT.)

a.	Uncertain tax positions (cont.):

Israel 2010-present

Australia 2008-present

Canada 2010-present

United States 2009-present

Singapore 2008-present

b.	Israeli taxation:

1.	Corporate tax rate:

Corporate tax rates in Israel were 25% in 2010, 24% in 2011 and 25% in 2012.

In December 2011, the Israeli Parliament ("Knesset") passed the Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011, which came into effect on January 1, 2012. Pursuant to the Law for Socioeconomic Change, the corporate tax rate is scheduled to remain at a rate of 25% for future tax years. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly

2.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "Industrial Company," as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, the Company is entitled to certain tax benefits, primarily amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

According to the Law for the Encouragement of Capital Investments, 1959 (the "Encouragement Law"), the Company is entitled to various tax benefits by virtue of the "Approved Enterprise" and/or "beneficiary enterprise" and/or "preferred enterprise" status granted to part of its enterprises, in accordance with the Encouragement Law.

As further described below, the Company chose to be taxed according to the "Preferred Enterprise" track under Amendment No. 68 to the Encouragement Law (the "Amendment No. 68") starting in the 2011 tax year, In order to implement Amendment No. 68 and to be taxed under the "Preferred Enterprise" track, starting from January, 1, 2011, the Company waived the tax benefits of the previous tracks under the Encouragement Law for the year 2011 and from now on.

The principal benefits by virtue of the Encouragement Law are the following:

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (CONT.)

b.	Israeli taxation (cont.):

Tax benefits and reduced tax rates:

Grants Track

The Company is eligible for investment grants awarded at various rates according to the development area in which the enterprise is located: in national priority area A the rate is 24% of approved investments and in national priority area B; the rate is 10% of approved investments.

In addition to the above grants, in national priority area A, the Company is tax exempt for the first two years of the benefit period and is subject to tax at the reduced rate of no more than 25% during the remaining five years of the benefit period.

The benefit period starts with the first year the Approved Enterprise earns taxable income, provided 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. The benefit period for part of the enterprises of the Company ended at the end of the 2010 tax year due to the Company's election to apply the provisions of Amendment No. 68 to the Encouragement Law which entered into force in January, 1, 2011.

If a dividend is distributed out of tax exempt profits, the Company will become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not in the exemption period (taxed at the rate of no more than 25%). The Company's policy is not to distribute such dividends from exempt income derived from Approved Enterprises or Beneficiary Enterprises.

Alternative Track / Beneficiary Enterprise

Under this track, some of the Company's facilities are tax exempt for 10 years and some of the Company's facilities are tax exempt in the first two years of the benefit period and subject to tax at the reduced rate of 10% to 25% for a period of five to eight years for the remaining benefit period (dependent on the level of foreign investments, if any).

Following the enactment of Amendment No. 60 to the Law, subsequent to April 1, 2005, companies under the alternative benefits track are no longer required to obtain a letter of approval from the Investment Center. In addition, programs whose year of election entitled them to a beneficiary enterprise status are required, among others, to make a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment, which must be carried out within three years. The minimum qualifying investment required for setting up an enterprise is NIS 300,000 (approximately $80,000) linked to the Israeli CPI in accordance with the guidelines of the Israeli tax authorities. As for enterprise expansion, the minimum qualifying investment is the higher of NIS 300,000, linked to the Israeli CPI as stated above, and an amount equivalent to the "qualifying percentage" of the value of the

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (CONT.)

b.	Israeli taxation (cont.):

productive assets. Productive assets that are used by the enterprise but not owned by it will also be viewed as productive assets. The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Encouragement Law (a "beneficiary company"), and which is derived from an industrial enterprise. The Encouragement Law specifies the types of qualifying income that are entitled to tax benefits under the alternative track with respect to an industrial enterprise. Income from an industrial enterprise includes, among others, revenues from selling the products produced by enterprise revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

The benefit period starts with the first year the Approved Enterprise or the beneficiary enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. In respect of expansion programs pursuant to Amendment No. 60 to the Encouragement Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election and for new companies in development area A-14 years since the beginning of the year of election. The benefit period for part of the enterprises of the Company ended at the end of the 2010 tax year, due to the Company's election to apply the provisions to Amendment No. 68.

If a dividend is distributed out of tax exempt profits, as discussed above, the Company will become liable for taxes at the rate applicable to its profits from the Approved Enterprise or the beneficiary enterprise in the year in which the income was earned, as if it was not under the alternative track (taxed at the rate of no more than 25%). The Company's policy is not to distribute such dividends from income derived from Approved Enterprises or Beneficiary Enterprises.

As for programs under the grants track which were approved after April 1, 2005 and beneficiary enterprises pursuant to Amendment No. 60 to the Law , the basic condition for receiving the benefits under these tracks is that the enterprise contributes to the country's economic growth and is a competitive factor for the gross domestic product ("a competitive enterprise"). In order to comply with this condition, the Encouragement Law prescribes various requirements regarding industrial enterprises.

As for industrial enterprises, in each tax year during the benefit period, one of the following conditions must be met:

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (CONT.)

b.	Israeli taxation (cont.):

a)	Its main field of activity is biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development, prior to the approval of the aforementioned plan.
b)	The industrial enterprise's sales revenues in a specific market during the tax year do not exceed 75% of its total sales for that tax year. A "market" is defined as a separate country or customs territory.
c)	At least 25% of the industrial enterprise's overall revenues during the tax year were generated from the enterprise's sales in a specific market with a population of at least 12 million.

Accelerated depreciation:

The Company is eligible for a deduction of accelerated depreciation on machinery and equipment used by the Approved Enterprise or the Beneficiary Enterprise or the Preferred Enterprise at a rate of 200% (or 400% for buildings) from the first year of the asset's operation.

Conditions for entitlement to benefits:

The abovementioned benefits are contingent upon the fulfillment of the conditions stipulated by the Encouragement Law, regulations published thereunder and the letters of approval for the investments in the Approved Enterprises and/or Beneficiary Enterprises, as discussed above. Non-compliance with the conditions may cancel all or part of the benefits and require a refund of the amount of the benefits, including interest. The Company's management believes that the Company is meeting the aforementioned conditions.

Of the Company's retained earnings as of December 31, 2012, approximately $20,726 is tax-exempt earnings attributable to its Approved Enterprise programs and $16,196 is tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of 25% as of December 31, 2012). Under the Encouragement Law, tax-exempt income generated under the Beneficiary Enterprise status or the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (CONT.)

b.	Israeli taxation (cont.):

As of December 31, 2012, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $5,181. If income attributed to the Beneficiary Enterprise would have been distributed as a dividend, including upon liquidation, the Company would have incurred a tax liability of approximately $4,049. These amounts would be recorded as an income tax expense in the period in which the Company declares the dividend.

Amendments to the Law for the Encouragement of Capital Investments, 1959:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation- "Amendment No. 68"), which prescribes, among others, amendments in the Encouragement Law. Amendment No. 68 was enacted and became effective as of January 1, 2011.

In order to receive benefits as a "Preferred Enterprise," Amendment No. 68 states certain conditions must be met. The basic condition for receiving the benefits under Amendment No. 68 is that the enterprise contributes to the country's economic growth and is a competitive factor for the gross domestic product (a "competitive enterprise"). In order to comply with this condition, the Encouragement Law prescribes various requirements. As for industrial enterprises, in each tax year, one of the following conditions must be met:

a)	Its main field of activity is biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development.
b)	The industrial enterprise's sales revenues in a specific market during the tax year do not exceed 75% of its total sales for that tax year. A "market" is defined as a separate country or customs territory.
c)	At least 25% of the industrial enterprise's overall revenues during the tax year were generated from the enterprise's sales in a specific market with a population of at least 12 million.

Israeli companies which currently benefit from an Approved or Beneficiary Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Beneficiary Enterprise status.

The Company has examined the effect of the implementation of Amendment No. 68 on its financial statements, and starting from the 2011 tax year, the Company elected by submitting a waiver, to be taxed under Amendment No. 68. Due to the Company's implementation of Amendment No. 68, starting from January, 1, 2011, the Company will not be entitled to tax benefits under previous tracks under the Encouragement Law.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (CONT.)

b.	Israeli taxation (cont.):

Under Amendment No. 68, some of the Company's facilities are eligible for tax benefits at a reduced flat corporate tax rate, which is not program-dependent, and applies to the Company's facilities entire preferred income. The reduced flat corporate tax rates will be gradually reduced over a period of five years, as follows: in 2011-2012, the reduced tax rate was 15% (in national priority area A-10%), in 2013-2014 the reduced tax rate will be -12.5% (in national priority area A-7%) and in 2015 and thereafter-12% (in national priority area A-6%).

In national priority area A, in addition to the tax benefits, as mentioned above, some of the Company's facilities are eligible for grants and/or loans, subject to an approval of the Israeli Investment Center.

If a dividend is distributed out of tax reduced profits, as discussed above, the Company will be required to withhold tax on such distribution at a rate of 15% (or a reduced rate under an applicable double tax treaty). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

Since the Company, chose to apply the provisions of Amendment No. 68, by submitting the waiver form before June 30, 2011, the Company is eligible to distribute taxed earnings derived from a Beneficiary Enterprise and/or Approved Enterprise to an Israeli company without being subject to withholding tax.

The effect of the adoption of this amendment on taxes on income for the year ended December 31, 2011 is a reduction in tax expense of approximately $1,800.

In November 2012, the Knesset passed Amendment No. 69 to the Encouragement Law (the “Trapped Earnings Law”) which provides temporary, partial relief from taxation on distribution from exempt income for companies that elect the relief through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (“Elected Earnings”) for a reduced tax rate ranging between 17.5% and 6%. While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a set period of time. The applicable tax rate is based on a linear formula based on the portion of Elected Earnings to exempt income and the applicable tax rate prescribed in the Encouragement Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development, or wages of new employees (“Designated Investment”). The Designated Investment amount is defined by a formula which considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed by the Encouragement Law.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (CONT.)

b.	Israeli taxation (cont.):

In addition to the reduced tax rate, a distribution of Elected Earnings would be subject to a 15% withholding tax. Since the Company announced its election to apply the provisions of Amendment No. 68 prior to July 30, 2015, the Company will be entitled to distribute income generated by the Approved/Beneficiary Enterprise to its Israeli corporate shareholders tax free. In the event of a distribution to an individual Israeli resident, the individual will be subject to withholding tax of 15% and in the event of a distribution of dividends to a foreign resident (whether individuals or corporations), the individual or corporation will be subject to withholding tax of 15% or the rate stipulated in the relevant treaty for the avoidance of double taxation. The Company is currently evaluating the implications of an election under the "Trapped Earnings law” on the Company.

c.	Non-Israeli subsidiaries taxation:

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

Statutory tax rates for investee companies are as follows:

Company incorporated in United States - 40% tax rate.

Company incorporated in Australia - 30% tax rate.

Company incorporated in Singapore - 18% tax rate.

Company incorporated in Canada - 29% tax rate.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company's foreign subsidiaries, according to ASC 740. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (CONT.)

d.	Deferred income taxes (cont.):

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2011	2012
Deferred tax assets:

Intangible assets	$275	$191
Other temporary differences	3,829	4,564
Temporary differences related to inventory	1,951	2,054
Unrealized profit from sales to subsidiary	2,175	2,744
Phantom share based award	386	-
Less-valuation allowance	(89)	(300)

Total net deferred tax assets	8,527	9,253

Deferred tax liabilities
Property and equipment	(3,255)	(3,230)
Intangible assets	(6,412)	(4,480)
Other temporary differences	(294)	-

Total deferred tax liabilities	(9,961)	(7,710)

Deferred tax assets (liabilities), net	$(1,434)	$1,543

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the schedule of reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (CONT.)

e.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:
	Year ended December 31,
	2010	2011	2012

Income before taxes on income	$36,701	$32,971	$47,188

Statutory tax rate in Israel	25%	24%	25%

Income taxes at statutory rate	$9,175	$7,913	$11,797

Increase (decrease) in tax expenses resulting from:
Tax benefit arising from reduced rate as an "Approved Enterprise"	(2,524)	(3,707)	(7,192)
Non-deductible expenses, net	111	506	1,025
Adjustment for change in tax law	-	(1,800)	-
Decrease in taxes from prior years	-	(533)	-
Increase in taxes resulting from tax settlement with tax authorities	-	802	-
Tax adjustment in respect of foreign subsidiaries' different tax rates	237	72	558
Uncertain tax liability (ASC 740)	362	56	344
Changes in valuation allowance	(186)	(72)	211
Others	224	363	78

Income tax expense	$7,399	$3,600	$6,821

Effective tax rate	20%	11%	14%

Per share amounts (basic and diluted) of the tax benefit resulting from an "Approved Enterprise"	$(0.13)	$(0.19)	$(0.22)

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (CONT.)

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2010	2011	2012

Domestic	$32,125	$31,297	$40,691
Foreign	4,576	1,674	6,497

	$36,701	$32,971	$47,188

g.	Tax expenses on income are comprised as follows:

	Year ended December 31,
	2010	2011	2012

Current taxes	$6,597	$6,720	$8,742
Taxes in respect of prior years	-	192	-
Deferred taxes	802	(3,312)	(1,921)

	$7,399	$3,600	$6,821

Domestic	$6,036	$3,177	$4,930
Foreign	1,363	423	1,891

	$7,399	$3,600	$6,821

NOTE 15:- Shareholders' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2011 and 2012:

	Authorized		Issued and outstanding
	December 31,		December 31,
	2011	2012	2011	2012

Shares of NIS 0.04 par value:

Ordinary shares	126,158,750	200,000,000	19,565,000	34,365,250

Preferred shares	7,141,250	-	7,141,250	-

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 15:-	Shareholders' EQUITY (CONT.)

b.	Ordinary shares-ordinary shares confer on their holders voting rights and the right to receive dividends.

Preferred shares-preferred shares confer on their holders all of the rights of ordinary shares and a dividend preference as described in the following section:

Dividend-Each 250,000 preferred shares entitle the holders thereof to a cumulative preference in all distributions of dividends by the Company up to an amount of (1) NIS 6,901 per annum linked to the consumer price index as of the closing date plus (2) 0.072% of the annual profit of the Company before tax and before payment of management fees, in accordance with the Company's annual financial statements. Conversion rate-Each preferred share is convertible into one ordinary share.

c.	On March 21, 2012, the Company filed a final prospectus with the U.S. Securities and Exchange Commission (“SEC”) in connection with its initial public offering in the United States and listing on NASDAQ of 7,659,000 ordinary shares in consideration for $84,200. After deducting the underwriting discounts and commissions and the offering expenses, the net proceeds from the offering amounted to $75,422. The number of shares offered included the underwriters’ option to purchase an additional 999,000 shares at the offering price that was exercised on March 28, 2012.

d.	Dividends:

The Company paid dividends in the amount of approximately $14,000, $6,900 and $27,200 in 2010, 2011 and 2012, respectively.

e.	Compensation plan:

On January 1, 2011, the Board of Directors adopted the Caesarstone Sdot-Yam 2011 Incentive Compensation Plan pursuant to which non-employee directors, officers, employees and consultants may receive stock options exercisable for ordinary shares, if certain conditions are met. As of December 31, 2012, there were 1,545,200 options granted under the plan and 829,800 shares available or reserved for future issuance under the plan.

The weighted-average grant-date fair value of options granted to employees during the year ended December 31, 2012 was $5.14 per option. As of December 31, 2012, there was $4,286 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the Company's stock option plan. That cost is expected to be recognized over a weighted-average period of 1.54 years.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 15:-	Shareholders' EQUITY (CONT.)

e.	Compensation plan (cont.):

The following is a summary of activities relating to the Company’s stock options granted to employees among the Company’s plan during the year ended December 31, 2012:

	2012
	Number of options	Weighted average exercise price	Aggregate intrinsic value
Outstanding – beginning of the year	-	$-	$-
Granted	1,545,200	$11.13	$-
Exercised	-	$-	$-
Forfeited	-	$-	$-
Outstanding – end of the year	1,545,200	$11.13	$7,516,949
Options exercisable at the end of the year	229,102	$11.00	$1,143,217
Vested and expected to vest	1,545,200	$11.13	$7,516,949

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal 2012 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amount changes based on the fair market value of the Company’s ordinary shares.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 15:-	Shareholders' EQUITY (CONT.)

e.	Compensation plan (cont.):

The options outstanding as of December 31, 2012, have been separated into ranges of exercise price, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$11.00	1,505,200	6.22	$11.00	229,102	6.22	$11.00
$15.84	40,000	6.85	$15.84	-	6.85	$15.84
	1,545,200	6.24	$11.13	229,102	6.22	$11.00

During the year ended December 31, 2012, the Company recognized stock-based compensation expense related to employee stock options in the amount of $3,660.

Compensation expenses related to options granted were recorded in the consolidated statements of operations, as follows:

Year ended December 31,
2012

Cost of revenues	$185
Research and development expenses	106
Selling and marketing expenses	469
General and administrative expenses	2,900

Total	$3,660

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 16:-	Transactions with related parties

Kibbutz Sdot-Yam

The Company's controlling shareholder, Kibbutz Sdot-Yam, established Caesarstone in 1987 and has an ownership interest in the Company of approximately 54%. Caesarstone is party to a series of agreements with the Kibbutz that govern different aspects of the Company's relationship and are described below.

a.	Manpower Agreement with Kibbutz:

In March 2001, Caesarstone entered into a manpower agreement with Kibbutz Sdot-Yam, which was amended in December 2006. Pursuant to that agreement, Kibbutz Sdot-Yam agreed to provide the Company with labor services staffed by Kibbutz members, candidates for Kibbutz membership and residents of the Kibbutz (a "Kibbutz Appointee"). Under the agreement, the Kibbutz has agreed to make available to the Company, at the Company's request, workers for up to 80 permanent positions and up to 40 temporary positions. Each position is for at least 90 hours of work per month.

In consideration for the manpower services provided, the Company pays to the Kibbutz fees either on an hourly basis or a flat monthly basis at the Company's election. The Company has agreed to increase the amount paid to the Kibbutz Appointees above the agreed rate in certain circumstances in which the average agreed upon salary of the Company's other employees increases as a result of an increase in the Israeli employee salary index; however, the Company has also agreed not to decrease the amount paid to the Kibbutz Appointees if the average salary of the Company's other employees decreases as a result of a decrease in the number of the Company's employees who are not Kibbutz Appointees. The Company is not responsible for paying any other work-related expenses (including insurance expenses), other than monthly fees, for Kibbutz Appointees.

The agreement was terminated by the parties on December 31, 2010 and replaced by a new agreement effective from January 1, 2011.

On July 2011, a new manpower agreement was signed with a term of 10 years from January 1, 2011. Under the new manpower agreement, Kibbutz Sdot-Yam will provide the Company with labor services staffed by Kibbutz Appointees. The consideration to be paid for each Kibbutz Appointee will be based on the Company's total cost of employment for a non-Kibbutz Appointee employee performing a similar role. The number of Kibbutz Appointees may change in accordance with the Company's needs. Under the new manpower agreement, the Company will notify Kibbutz Sdot-Yam of any roles that require staffing, and if the Kibbutz offers candidates with skills similar to other candidates, the Company will give preference to hiring of the relevant Kibbutz members. Kibbutz Sdot-Yam is entitled under this new agreement, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee of manpower services through his or her employment by Kibbutz Sdot-Yam and require such appointee to become employed directly by the Company. The Company will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with the Company. The Company will provide up to NIS 250,000 ($67) per annum for this plan linked to

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 16:-	Transactions with related parties (CONT.)

a.	Manpower Agreement with Kibbutz (cont.):

changes in the Israeli consumer price index plus VAT. The Company will also implement a policy that prioritizes the hiring of such young Kibbutz members as the Company's employees upon their graduation. The letter of understanding further indicates that the definitive new manpower agreement will include Kibbutz Sdot-Yam's obligation to customary liability, insurance, indemnification and confidentiality and intellectual property provisions.

Manpower service fees were $3,897, $4,772 and $3,846 for the years ended December 31, 2010, 2011 and 2012, respectively.

b.	Services from the Kibbutz:

In December 2006, the Company entered into a services agreement with the Kibbutz pursuant to which the Kibbutz provides the Company with electricity, sewerage, maintenance, landscaping, security and other similar services. In consideration for these services, the Company pays the Kibbutz an aggregate annual amount of NIS 500,000 plus amounts based on the Company's consumption of services. This amount is subject to change at the discretion of a committee established for that purpose under the agreement. The amount has not increased since the agreement was originally signed. The initial term of the agreement was for one year commencing in January 2006 and the agreement renews annually for additional one-year periods unless terminated by either party upon 90-days prior notice. The agreement was terminated immediately following the IPO and replaced by a new services agreement, signed on July 20, 2011 and amended on February 13, 2012, with a term of eight years from the closing of the IPO.

Under the new services agreement, Kibbutz Sdot-Yam will provide the Company, among other things, with sewage infrastructure services, water supply, meals, laundry, post-delivery and other services, that Kibbutz Sdot-Yam will be granted the first refusal right for their supply to the Company, under terms that the Company may obtain from third parties. The amount that the Company will pay to the Kibbutz will generally be determined based on the amount of services the Company consumes. The amount the Company pays for services will be subject to adjustment every six months for increases in the Israeli consumer price index.

The Company's service fees to the Kibbutz pursuant to the services agreement totaled $1,620, $1,719 and $2,113 for the years ended December 31, 2010, 2011 and 2012, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 16:-	Transactions with related parties (CONT.)

c.	Management Services Agreement with the Kibbutz:

Pursuant to a management services agreement entered into on December 25, 2006, the Kibbutz provides the Company with management services, including, without limitation, strategic, operational and technical advisory services and directorship services, and the Company agreed to pay the Kibbutz a management fee of NIS 1.2 million linked to the Israeli consumer price index from December 2006 plus 7.2% of the Company's annual pre-tax net income before payment of the management fee.

The Company's management service fees to the Kibbutz pursuant to the management services agreement totaled $3,403, $3,105 and $477 for the years ended December 31, 2010, 2011 and 2012, respectively.

The management services agreement was terminated immediately upon the closing of the IPO.

d.	Land Use Agreement with the Kibbutz:

The Company's principal offices and research and development facilities, as well as one of its two manufacturing facilities, are located on the grounds of the Kibbutz and include a building of approximately 23,000 square meters and unbuilt areas of approximately 58,000 square meters. The Kibbutz permits the Company to use the land and facilities pursuant to a land use agreement signed in January 2001. At present, the agreement automatically renews for up to five consecutive three-year terms until November 30, 2025 unless either party gives the other party two years' prior written notice of termination. The Company pays a monthly fee to the Kibbutz which is currently the NIS equivalent of $6.00 per square meter of the building and $1.50 per square meter of unbuilt property plus VAT, calculated based on the dollar-NIS representative exchange rate on the date of each payment, which may not be less than NIS 4.041 per $1.00. The agreement was terminated immediately following the IPO and replaced by a new land use agreement, signed on July 20, 2011 and amended on February 13, 2012.

The new land use agreement has a term of 20 years commencing on April 1, 2012. Under the new land use agreement, Kibbutz Sdot-Yam permits the Company to use approximately 100,000 square meters of land, consisting of facilities and unbuilt areas, in consideration for an annual fee of NIS 12.6 million ($3,400) in 2012 and NIS 12.9 million ($3,500) in 2013, in each case plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011.

Pursuant to an agreement dated January 4, 2012, for the settlement of reimbursement for building expenses incurred by the Company from January 2012, NIS 82,900 ($22) and NIS 43,000 ($12) will not be included in the land use fees until the year 2020 and year 2015, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 16:-	Transactions with related parties (CONT.)

d.	Land Use Agreement with the Kibbutz (cont.):

The annual fee may be adjusted after January 1, 2021 (or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the ILA or the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd.) and every three years thereafter, if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israeli ("Bank Leumi"). Under the new land use agreement, the Company may not terminate the operation of either of its two production lines at its plant in Kibbutz Sdot-Yam as long as the Company continues to operate production lines elsewhere in Israel, and its headquarters must remain at Kibbutz Sdot-Yam. The Company may also not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the new land use agreement; however, it may submit a written request to Kibbutz Sdot-Yam to return certain lands. Kibbutz Sdot-Yam will have three months to accept or reject such request, in its sole discretion, provided that if it does not respond within such three-month period, the Company will be entitled to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. In such event, the Company will continue to be liable to Kibbutz Sdot-Yam with respect to such lands.

Pursuant to the new land use agreement, if the Company needs additional facilities on the land that the Company is permitted to use in Kibbutz Sdot-Yam, subject to obtaining the permits required by law, Kibbutz Sdot-Yam will build such facilities for the Company, by using the proceeds of a loan that the Company will make to Kibbutz Sdot-Yam, which loan shall be repaid to the Company by off-setting the monthly additional payment that the Company will pay for such new facilities and, if not fully repaid during the land use agreement term, upon termination thereof.

In addition, the Company has committed to fund the cost of construction, up to a maximum of NIS 3.3 million ($900) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and its facilities, such that the entrance of the Company's facilities will be separated from the entrance into Kibbutz Sdot-Yam.

The Company's payments pursuant to this land use agreement totaled $3,007, $3,020 and $3,516 for the years ended December 31, 2010, 2011 and 2012, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 16:-	Transactions with related parties (CONT.)

e.	Land Purchase Agreement and Leaseback:

During September 2012, the Company completed the selling of the rights in the lands and facilities of the Bar-Lev Industrial Center (the "Bar-Lev Grounds") to Kibbutz Sdot-Yam in consideration for NIS 43.7 million (approximately $10,900). The carrying value of the Bar-Lev grounds at the time of closing this transaction was NIS 39 million (approximately $9,900). The land purchase agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam will permit the Company to use the Bar-Lev Grounds for a period of 10 years commencing on September 2012 that will be automatically renewed, unless the Company gives two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.15 million (approximately $1,100) to be linked to increases in the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

Pursuant to the agreement discussed in the preceding paragraphs, prior to October 2017, if the Company wishes to acquire or lease any additional lands, whether in the Bar-Lev Grounds or elsewhere in Israel, for the purpose of establishing new plants or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities on such land at its own expense in accordance with the Company's needs; (ii) the Company will perform any additional building and necessary adjustments at the Company's expense; and (iii) Kibbutz Sdot-Yam will lease the land and the facility to the Company under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price.

The Company's equipment that resides within the premises is considered integral equipment (as defined in ASC 360-20-15-4) due to the significant costs involved in relocating such equipment. Since the Company did not sell this equipment to Kibbutz Sdot-Yam as part of the transaction, the transaction is considered a partial sale and leaseback of real estate. As a result, the transaction does not qualify for "sale lease-back" accounting (as it is a failed sale from an accounting perspective) as defined under the relevant provisions of ASC 360-20, and the Company recorded the entire amount received as consideration as a liability while the land and building will remain on its books until the end of the lease term under the provisions of ASC 840-40. If amounts to be paid under the arrangement were to be accreted as a liability based on the Company's incremental borrowing rate, the resulting liability would not cover the anticipated depreciated cost of the building and land at the end of the lease (thereby creating a built-in loss). The entire amount that was paid was accreted to the full

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 16:-	Transactions with related parties (CONT.)

e.	Land Purchase Agreement and Leaseback (cont.):

anticipated book value of the land and building at the end of the lease term using a higher effective interest rate that will equalize the amounts paid to the full anticipated book value of the land and building at the end of the lease. As of December 31, 2012, the Company recorded a liability of $11,545 as a result of this transaction.

The financing leaseback from related party matures as of December 31, 2012 as follows:

2013	$463
2014	490
2015	518
2016	549
2017	581
2018 and thereafter	8,944
$11,545

The balance at December 31, 2012, includes $921 of deferred tax assets on the Company liability and a $784 deferred tax liability on the buildings depreceiation during the next 10 years due to temporary differences between the carrying amounts of the property and the liability for financial reporting purposes and the amounts used for income tax purposes.

The Company's payments pursuant to this land purchase agreement and leaseback totaled $3,516 for the year ended December 31, 2012.

Tene

f.	Management Services Agreement with Tene:

Pursuant to an investment agreement, the Company entered into a management services agreement with Tene on December 25, 2006, in which the Company agreed to pay Tene an annual management fee of NIS 600,000 linked to the annual increases in the Israeli consumer price index from December 2006 (payable on a quarterly basis) plus 1.0% of the Company's annual pre-tax income before the payment of the management fee based on the Company's annual financial reports (payable 30 days following approval of the Company's annual financial statements for each year). These amounts bear interest at an annual interest rate of 3.5% from their due date until actual payment. Commencing on January 3, 2010, the amount of the annual management fee was increased to NIS 870,000, linked to annual increases in the Israeli consumer price index plus 1.58% of the amount of the Company's annual pre-tax income before payment of the management fee based on the Company's annual financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

On December 31, 2011, the management services agreement was automatically renewed for an additional three-year period. The management services agreement was terminated immediately upon the closing of the IPO.

The Company paid Tene management fees totaling $909, $853 and $161 for the years ended December 31, 2010, 2011 and 2012, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 16:-	Transactions with related parties (CONT.)

Details on transactions and balances with related parties

a.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz and Tene) and affiliate (U.S. Quartz).

The following table summarizes transactions with related parties:

	Year ended December 31,
	2010	2011	2012

Revenues (to affiliated company-U.S. Quartz(*))	$30,916	$12,833	$-
Cost of revenues	$26,967	$14,720	$6,147
Research and development	$294	$347	$301
Selling and marketing	$675	$806	$682
General and administrative	$6,715	$6,169	$3,053
Financial and other income, net	$73	$29	$236

(*)	Through the acquisition date on May 18, 2011.

b.	Balances with related parties:

	December 31,
	2011	2012

Accounts payable	$5,437	$2,888
Long-term loan and financing leaseback from related party (1,2)	$1,820	$12,188

(1)	On January 17, 2011, a loan of 4 million Canadian dollars was made to Caesarstone Canada Inc. by its shareholders, CIOT and the Company, on a pro rata basis. The loan bears interest until repayment at a per annum rate equal to Bank of Canada's prime business rate plus 1/4 percent. The loan is due four years following the date on which it was made. The interest accrued on the loan is payable on a quarterly basis.
(2)	In September, 2012, a financing leaseback of $10.9 million related to the Bar-Lev transaction was granted to the Company by Kibbutz Sdot-Yam,. The financing leaseback bears interest until repayment at a per annum rate equal to 5.87% and is subject to adjustment for increases in the Israeli consumer price index.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 17:-	Major customer and geographic information

a.	The Company manages its business on the basis of one reportable segment. The data is presented in accordance with Accounting Standard Codification 280, "Segments Reporting" ("ASC 280"). The following is a summary of revenue and long-lived assets by geographic area. Revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues for the years ended December 31, 2010, 2011 and 2012, respectively:

	Year ended December 31,
	2010	2011	2012

Australia	$82,327	$88,229	$88,935
USA	30,916	59,735	86,759
Canada	13,668	29,695	40,322
Israel	31,707	38,592	36,373
Europe	24,022	22,880	20,749
Rest of World	16,151	20,540	23,426

	$198,791	$259,671	$296,564

The following table presents total long-lived assets as of December 31, 2011 and 2012:

	December 31,
	2011	2012

Israel	$65,912	$68,041
Australia	881	2,315
USA	1,628	1,077
Canada	1,045	1,407
Rest of World	191	147

	$69,657	$72,987

b.	Major customer data as a percentage of total revenues:

The Company had one major customer that accounted for more than 10% of revenues in 2010.

	Year ended December 31,
	2010	(*) 2011	(*) 2012

U.S. Quartz	15.6%	-	-

(*)	See Note 1(b).

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 18:-	Selected supplementary statements of income data

a.	Finance expense, net:

	Year ended December 31,
	2010	2011	2012

Financial expenses:

Interest in respect of long-term loans	$1,440	$1,049	$461
Interest in respect of short-term loans	126	620	1,187
Interest in respect of loans to related parties	-	106	299
Changes in derivatives fair value	485	3,823	1,169
Foreign exchange transactions losses	764	-	177

	2,815	5,598	3,293
Financial income:

Income in respect of loans to related parties	73	-	-
Income interest from loans to others	53	68	-
Income in respect of cash and cash equivalent and short-term bank deposits	319	218	520
Foreign exchange transactions gains	-	537	-

	445	823	520

Financial expenses, net	$2,370	$4,775	$2,773

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Year ended December 31,
	2010	2011	2012

Net income attributable to controlling interest, as reported	$28,658	$29,052	$39,632

Deduct:
Dividend attributable to preferred shareholders	8,312	8,376	-

Numerator for basic and diluted net income per share	$20,346	$20,676	$39,632

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 18:-	Selected supplementary statements of income data (CONT.)

b.	Net earnings per share (cont.):

Denominator:

	Year ended December 31,
	2010	2011	2012

Denominator for basic income per share	19,565,000	19,565,000	32,641,701
Effect of dilutive stock options granted	-	-	58,047
Denominator for diluted income per share	19,565,000	19,565,000	32,699,748

EPS:

	Year ended December 31,
	2010	2011	2012

Basic earnings per share	$1.04	$1.06	$1.21
Diluted earnings per share	$1.04	$1.06	$1.21

- - - - - - - - - - - - - -

To the Shareholders and Board of Directors Caesarstone Australia Pty Ltd. February 6, 2013

Grant Thornton Audit Pty Ltd

ACN 130 913 594

Level 30, The Rialto

525 Collins Street

Melbourne

Victoria 3000

GPO Box 4984

Melbourne

Victoria

3001

T +61 3 8663 6000

F +61 3 8663 6333

E info.vic@au.gt.com

W www.grantthornton.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Caesarstone Australia Pty Limited. ("the Company") as of December 31, 2011 and 2012 and the related statements of income, equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2012 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

M. A. Cunningham

Partner - Audit & Assurance

Melbourne, 6 February 2013

Grant Thornton Australia Limited is a member firm within Grant Thornton International Ltd. Grant Thornton International Ltd and the member firms are not a worldwide partnership. Grant Thornton Australia Limited, together with its subsidiaries and related entities, delivers its services independently in Australia.

