Form 20-F/A
period 2012-12-31
CaesarStone Sdot-Yam Ltd.
filed 2013-04-01
CIK 1504379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

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

Date of event requiring this shell company report………………………………….

Commission File Number 001-35464

CAESARSTONE SDOT-YAM LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

Kibbutz Sdot Yam
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 originally filed with the Securities and Exchange Commission on March 25, 2013 (“2012 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

PART III

ITEM 19.    EXHIBITS.

We have filed the following documents as exhibits to this annual report:

Exhibit Number	Description

101
The following financial information from Caesarstone Sdot-Yam Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 25, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2012, (ii) Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012, (iv) Consolidated Statements of Equity for the years ended December 2010, 2011 and 2012, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012 and (vi) Notes to the Consolidated Financial Statements.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 1, 2013
CAESARSTONE SDOT-YAM LTD.

By:	/s/ Yosef Shiran
Name:	Yosef Shiran
Title:	Chief Executive Officer
(Principal Executive Officer)