Form 20-F
period 2013-12-31
CaesarStone Sdot-Yam Ltd.
filed 2014-05-13
CIK 1504379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013: 34,739,315 ordinary shares, NIS 0.04 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☒   No ☐

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

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2013 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.471, the representative exchange rate published by the Bank of Israel as of December 31, 2013.

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

Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended, (“Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	our ability to respond to new market developments;
•	our intent to penetrate further our existing markets and penetrate new markets;
•	our belief in the sufficiency of our cash flows to meet our needs for the next year;
•	our plans to invest in developing, manufacturing and offering innovative products;
•
our plans to complete our fifth production line at our manufacturing facility located in the Bar-Lev Industrial Park in northern Israel (our “Bar-Lev manufacturing facility”) currently planned to be operational during the second quarter of 2014, and our plans to build a manufacturing facility with capacity for two production lines in Georgia, United States, with the first production line planned to be operational during the second quarter of 2015 and the second production line planned to be operational in the fourth quarter of 2015;

•	our plans to invest in the promotion and strengthening of our brand;
•	our plans to invest in research and development for the development of new quartz products;
•	our ability to increase quartz’s penetration in our existing markets and new markets;
•	our ability to acquire third-party distributors, manufacturers and raw material suppliers;
•	our plans to continue our international presence;
•	our expectations regarding future prices of quartz, polyester and other polymer resins and pigments;
•	future foreign exchange rates, particularly the Australian dollar, NIS, Canadian dollar and the Euro; and
•	our expectations regarding our future product mix.

These statements may be found in the sections of this annual report on Form 20-F entitled “ITEM 3: Key Information—Risk Factors”, “ITEM 4: Information on Caesarstone”, “ITEM 5: Operating and Financial Review and Prospects”, “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—passive foreign investment company considerations” and elsewhere in this annual report. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “ITEM 3: Key Information—Risk Factors” and elsewhere in this annual report.

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

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated income statement data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements”, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated income statement data for the years ended December 31, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements which are not included in this annual report.  The information presented below under the caption “Other Financial Data” and “Dividends declared per share” contain information that is not derived from our financial statements.

	Year ended December 31,
	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars, except per share and share data)
Consolidated Income Statement Data:
Revenues	$356,554	$296,564	$259,671	$198,791	$162,634
Cost of revenues	194,436	169,169	155,377	120,503	108,853
Gross profit	162,118	127,395	104,294	78,288	53,781
Operating expenses:
Research and development, net(1)	2,002	2,100	2,487	2,273	1,964
Marketing and selling	51,209	46,911	34,043	16,048	12,960
General and administrative	32,904	28,423	30,018	20,896	18,729
Total operating expenses	86,115	77,434	66,548	39,217	33,653
Operating income	76,003	49,961	37,746	39,071	20,128
Finance expenses, net	1,314	2,773	4,775	2,370	8,693
Income before taxes on income	74,689	47,188	32,971	36,701	11,435
Taxes on income	10,336	6,821	3,600	7,399	3,752
Income after taxes on income	64,353	40,367	29,371	29,302	7,683
Equity in losses of affiliate(2)	—	—	67	296	293
Net income	$64,353	$40,367	$29,304	$29,006	$7,390
Net income attributable to non- controlling interest	1,009	735	252	348	—
Net income attributable to controlling interest	$63,344	$39,632	$29,052	$28,658	$7,390
Dividend attributable to preferred shareholders	—	—	(8,376)	(8,312)	(2,337)

Net income attributable to the Company’s ordinary shareholders		$63,344		$39,632		$20,676		$20,346		$5,053
Basic net income per ordinary share		$1.83		$1.21		$1.06		$1.04		$0.26
Diluted net income per ordinary share		$1.80		$1.21		$1.06		$1.04		$0.26
Weighted average number of ordinary shares used in computing basic income per share		34,667		32,642		19,565		19,565		19,565
Weighted average number of ordinary shares used in computing diluted income per share		35,210		32,700		19,565		19,565		19,565
Dividends declared per share:
Shekels*	NIS	—	NIS	3.78	NIS	0.50	NIS	2.32	NIS	1.42
Dollars		$0.58		$1.02		$0.14		$0.65		$0.38

	At December 31,
	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term bank deposits	$92,248	$72,733	$11,950	$43,737	$20,527
Working capital(3)	145,702	117,712	28,592	40,201	35,885
Total assets	377,556	321,049	246,317	236,403	193,444
Total liabilities	104,333	90,026	103,661	115,450	99,025
Redeemable non-controlling interest	7,624	7,106	6,205	5,662	—
Shareholders’ equity	265,599	223,917	136,451	115,291	94,419

	Year ended December 31,
	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars)
Other Financial Data:
Adjusted EBITDA(4)	$91,711	$69,445	$58,774	$50,489	$34,397
Adjusted net income attributable to controlling interest(4)	63,959	44,008	34,765	29,763	16,013
Capital expenditures	27,372	13,481	8,785	5,486	4,765
Depreciation and amortization	14,994	14,368	14,615	10,034	9,497
_________________________
*
Until 2012, the Company declared and paid its dividends in NIS. Conversion to USD appears herein for reporting purposes. Starting in 2013, dividends were declared and paid in USD. Therefore, no conversion is required.

(1)	Research and development expenses are presented net of grants that we receive from the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.
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
(4)
The following tables reconcile net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the periods presented and are unaudited:

	Year ended December 31,
	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$64,353	$40,367	$29,304	$29,006	$7,390
Finance expenses, net	1,314	2,773	4,775	2,370	8,693
Taxes on income	10,336	6,821	3,600	7,399	3,752
Depreciation and amortization	14,994	14,368	14,615	10,034	9,497
Equity in losses of affiliate, net(a)	—	—	67	296	293
Excess cost of acquired inventory(b)	188	885	4,021	—	—
Share-based compensation expense(c)	2,514	3,007	1,259	1,384	4,772
Inventory – change of estimate (d)	(3,458)	—	—	—	—
Follow–on expenses (e)	1,470	—	—	—	—
IPO bonus(f)	—	1,970	—	—	—
Caesarstone USA contingent consideration adjustment(g)	—	255	—	—	—
Litigation gain(h)	—	(1,001)	(1,783)	—	—
Microgil loan and inventory write down(i)	—	—	2,916	—	—
Adjusted EBITDA	$91,711	$69,445	$58,774	$50,489	$34,397
___________________________
(a)	Consists of our portion of the results of operations of Caesarstone USA prior to its acquisition by us in May 2011.
(b)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of our subsidiaries, Caesarstone USA’s inventory at the time of its acquisition and inventory that was purchased from its sub-distributors, and Caesarstone Australia Pty Limited’s inventory that was purchased from its distributor, and the standard cost of our inventory, which adversely impacts our gross margins until such inventory is sold. The majority of the acquired inventory from Caesarstone USA was sold in 2011, and the majority of the inventory purchased from the Australian distributor was sold in 2012.

(c)
Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited.  In 2012, share-based compensation consists primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer. In 2013, share-based compensation consists of expenses related to stock options granted to our employees.

(d)	Relates to a change in estimate for the value of inventory following the implementation of our new ERP system in April 2013.
(e)
Consist of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by our former shareholder, Tene Investment Fund (“Tene”), to certain of our employees that under US GAAP we are required to expense against paid-in capital.

(f)	Consists of the payment of $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to the completion of our initial public offering (“IPO”).
(g)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(h)
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

(i)
Relates to our writing down to zero the cost of inventory provided to Microgil Agricultural Cooperative Society Ltd. (“Microgil”), our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings”.

	Year ended December 31,
	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars)
Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$63,344	$39,632	$29,052	$28,658	$7,390
Tene option revaluation(a)	—	—	—	—	8,062
Excess cost of acquired inventory(b)	188	885	4,021	—	—
Litigation gain(c)		1,001	(1,783)	—	—
Inventory – change of estimate(d)	(3,458)	—	—	—	—
Follow-on expenses(e)	1,470	—	—	—	—
IPO bonus(f)	—	1,970	—	—	—
Caesarstone USA contingent consideration adjustment(g)	—	255	—	—	—
Microgil loan and inventory write down(h)	—	—	2,916	—	—
Share-based compensation expense(i)	2,514	3,007	1,259	1,384	4,772
Total adjustments before tax	714	5,116	6,413	1,384	12,834
Less tax on above adjustments	99	740	700	279	4,211
Total adjustments after tax	615	4,376	5,713	1,105	8,623
Adjusted net income attributable to controlling interest	$63,959	$44,008	$34,765	$29,763	$16,013
___________________________
(a)	Represents the change in the fair value of an option to purchase preferred shares representing 5% of our share capital that we granted to Tene in December 2006.
(b)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of our subsidiaries, Caesarstone USA’s inventory at the time of its acquisition and inventory that was purchased from its distributor, and Caesarstone Australia Pty Limited’s inventory that was purchased from its distributor, and the standard cost of our inventory, which adversely impacts our gross margins until such inventory is sold. The majority of the acquired inventory from Caesarstone USA was sold in 2011, and the majority of the inventory purchased from the Australian distributor was sold in 2012.

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

(d)	Relates to a change in estimate for the value of inventory following the implementation of ours new ERP system in April 2013.
(e)
Consist of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by our former shareholder, Tene, to certain of our employees that under US GAAP we are required to expense against paid-in capital.

(f)	Consists of the payment of $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to the completion of our IPO.
(g)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(h)
Relates to our writing down to zero the cost of inventory provided to Microgil, our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings”.

(i)
Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited.  In 2012, share-based compensation consists primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer. In 2013, share-based compensation consists of expenses related to stock options granted to our employees.

Adjusted EBITDA and adjusted net income attributable to controlling interest are metrics used by management to measure operating performance. Adjusted EBITDA represents net income excluding finance expenses, net, taxes on income, depreciation and amortization, equity in losses of affiliate, net, excess cost of acquired inventory, share-based compensation expense, IPO bonus, Caesarstone USA contingent consideration adjustment, litigation gain and Microgil loan and inventory write down, follow-on offering expenses and inventory change of estimate. Adjusted net income attributable to controlling interest represents net income attributable to controlling interest excluding the Tene option revaluation, excess cost of acquired inventory, litigation gain, IPO bonus, Caesarstone USA contingent consideration adjustment, Microgil loan and inventory write down, share-based compensation expense, follow-on offering expenses, inventory change of estimate plus adjustment for the related tax impact. We present adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting finance expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense). Adjusted EBITDA also excludes equity in losses of affiliate, net, because we believe it is helpful to view the performance of our business excluding the impact of our U.S. distributor, which we did not control, and because our share of the net income (loss) of the U.S. distributor includes items that have other been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA and adjusted net income attributable to controlling interest exclude the impact of share-based compensation and a number of items that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA and adjusted net income attributable to controlling interest facilitate internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA and adjusted net income attributable to controlling interest in measuring our performance relative to that of our competitors. Adjusted EBITDA and adjusted net income attributable to controlling interest are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our profitability or liquidity. We understand that although adjusted EBITDA and adjusted net income attributable to controlling interest are frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA and adjusted net income have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

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

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending. Our products are also used in commercial applications. Spending in each of these sectors declined significantly in 2009 compared to 2008 in most of the markets in which we operate and, to date, many of these markets, including Australia, the United States and Europe, did not recover or recovered only to a certain degree. Spending on home renovation and remodeling and new residential construction depends significantly on the availability of consumer credit, as well as other factors such as interest rates, consumer confidence, government programs and unemployment. Such factors also affect spending on commercial projects. Any of these factors could result in a tightening of lending standards by financial institutions and reduce the ability of consumers to finance renovation and remodeling expenditures or home purchases. Consumers’ ability to access financing varies across our operating markets. Declining home values, increased home foreclosures and tightening of credit standards by lending institutions in certain markets have negatively impacted the home renovation and remodeling and the new residential construction sectors in several of our key existing markets since 2008. Although a certain recovery has occurred in the U.S. economy, the European and Australian economies continue to be significantly impacted today. If these negative trends continue, we may be unable to grow our business and our revenues and net income may be adversely affected.

Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.

Our sales are currently subject to significant geographic concentration. In 2013, sales in the United States, Australia, Canada and Israel accounted for 34.6%, 25.2%, 13.8% and 11.8% of our revenues, respectively.  Each country has different characteristics and our results of operations could be adversely impacted by a range of factors, including local competitive changes, changes in consumers’ quartz surface or countertop preferences and regulatory changes that specifically impact these markets. A downturn in levels of home renovation and remodeling or new residential construction spending in the United States, Australia, Canada or Israel, in particular, could adversely affect our revenues and net income.

Home starts in the United States, which was estimated to account for approximately 40% of our sales in this country in 2013, increased by 18.2% in 2013, following a 28.2% increase in 2012. Renovation and remodeling spending, which accounted for approximately 45% of our sales in the United States in 2013, is estimated to have grown by 7.8% in 2013 according to the Joint Center for Housing Studies, Harvard University, following a 6.6% increase in 2012. Renovation and remodeling activities in Australia, our second largest market, which are estimated to account for approximately 50% of our total sales in this country in 2013, decreased by 6.9% from July 2012 to June 2013, following a decrease of 2.6% from July 2011 to June 2012. However, housing starts increased 10.8% from July 2012 to June 2013 following an aggregate decrease of 16.0% from July 2010 to June 2012. In Canada, home starts, which are estimated to account for approximately 45% of our sales in 2013, decreased by 13.9% in 2013, after a 10.8% increase in 2012. Our sales could be adversely impacted by other general economic conditions, including an increase in imports from Asian manufacturers into our main markets, especially the United States, Australia and Canada. Stronger local currencies could make lower priced and lower quality imported goods more competitive than our products. Future increases in interest rates placing pressure on the affordability of home renovation and remodeling and new residential construction projects could also slow down the demand for our products.

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

Our quartz surface products compete with a number of other surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel and wood. We compete with these surface materials and other quartz surfaces on a range of factors, including brand awareness and brand position, product quality, product differentiation, new product development and time to market, technological innovation, pricing, availability of inventory on demand, customer service and breadth of product offerings. Since we seek to position our products as a premium alternative to other surface materials and other quartz surfaces, the perception among end-consumers of the quality of our products is a key competitive differentiator. In addition, to maintain our price levels, margins, competitive position and increase demand for our quartz surface products, we must continue to develop and introduce new product designs supported by proprietary manufacturing knowledge that meets consumer preferences. Some of our competitors may be able to adapt to changes in consumer preferences and demand more quickly, devote greater resources to design innovation and establishing brand recognition, manufacture more versatile slab sizes, implement processes to lower costs, acquire complementary businesses, such as raw material suppliers, and expand more rapidly or adopt more aggressive pricing policies than we can. A number of our competitors have greater financial and capital resources than we do and continue to invest heavily to achieve increased production efficiencies and brand recognition. Competitors may also be in a better position to access emerging sales channels in various markets.  Our revenues, margins and net income may be adversely affected if manufacturers of other surface materials or other quartz surface manufacturers successfully brand their products as premium products; consumers place less value on premium branded quartz surfaces; we are unable to develop new product designs based on consumer demand that are supported by new technologies and know-how developed by us; we are unable to place sufficient inventory to fulfill the demand in the markets; we are unable to complete our additional manufacturing capabilities as planned; new products of similar or better characteristics are marketed by competitors; or our manufacturing efficiency declines as a result of decreasing capacity and/or increased expenses to meet quality standards in connection with the use of new product development technologies. In addition, changes in any of these competitive factors may be sufficient to cause a distributor to change manufacturers, which would harm our sales in a particular market.

We face competition from providers of quartz surfaces that set prices considerably lower than the prices of our premium products, which could adversely impact our sales and margins.

We have invested considerable resources to position our quartz surface products as premium branded products. Due to our products’ high quality and positioning, we generally set our prices at a higher level than alternate surfaces and quartz surfaces provided by other manufacturers. We face competition in many markets, particularly in the United States, Australia and Europe, primarily from manufacturers located in the Asia-Pacific region that market quartz surface products at lower price points. Manufacturers in China, Vietnam and other countries in the Asia-Pacific region frequently benefit from labor and energy costs that are significantly lower than our costs and enable them to price their products lower than our products. Under these circumstances, we can face direct competition that significantly undercuts the prices that we are able to charge and that we seek to charge our customers, as well as the prices that our distributors and stonemasons are able to charge consumers. Even if we seek to lower the prices that we charge for our products in certain markets, we may be unable to achieve the same labor and energy costs in order to maintain current margins on our products. Some of these competitors have developed know-how and technical capabilities to manufacture products similar to our products and other competitors may do so in the future. We have also experienced instances of our competitors marketing products with similar appearances and similar model names to some of our products. Competition of this nature may increase in the markets in which we operate and may develop in new markets. Even if these competitors are unable to compete with us in all markets in which we sell, the introduction of similar products may result in lowering or eliminating the value that distributors and end-consumers place on our premium brand and products. Such competition or change in perception could result in significantly lower sales and reduced profit margins.

Our results of operations may be adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency since July 1, 2012) and other currencies in which we conduct business. In 2013, 36.9% of our revenues were denominated in U.S. dollars, 25.2% in Australian dollars, 13.8% in Canadian dollars, 12.3% in Euros and 11.8% in NIS. Conversely, in 2013, the majority of our expenses were denominated in NIS, U.S. dollars and Euros, and a much smaller proportion in Australian and Canadian dollars. As a result, a weakening of the Australian and Canadian dollars and a strengthening of the NIS and Euro against the U.S. dollar presents a significant risk to us and may impact our business significantly.  For example, the Australian dollar depreciated 6.4% against the U.S. dollar in 2013 compared to 2012 on an annual average basis, which resulted in our operating income decreasing by $4.5 million, or 1.2% of our revenues in 2013, compared to 2012.  Although we currently engage in derivatives transactions, such as forward contracts, to minimize our currency risk, future currency exchange rate fluctuations against which we have not adequately hedged could adversely affect our profitability. Moreover, our currency derivatives are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (originally issued as SFAS 133). Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. See “ITEM 11: Quantitative and Qualitative Disclosure About Market Risk”.

Changes in the prices of our raw materials have increased our costs and decreased our margins and net income in the past and may increase our costs and decrease our margins in the future.

Quartz, which is the main raw material component used in our products accounted for approximately 30% of our raw materials cost in 2013. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. For example, if the cost of quartz was to rise by 10% and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would experience a decrease of approximately 0.9% in our gross profit margin. We do not have long-term supply contracts with our suppliers of quartz. The price of quartz was relatively stable during the last few years, but recently we have experienced an increase when renewing our annual supply contracts for 2014 with the Turkish quartzite suppliers, given the increasing global demand for quartz. We acquire quartzite from four suppliers in Turkey, with the major part acquired from Mikroman Madencilik San ve TIC.LTD.STI (“Mikroman”). Any future increases in quartz prices may adversely impact our margins and net income.

Polyester and other polymer resins, which act as a binding agent in our products, accounted for approximately 43% of our raw material costs in 2013. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in resin prices. For example, if the price of polyester and other polymer resins was to rise by 10%, and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would experience a decrease of approximately 1.2% in our gross profit margin. The cost of polyester and other polymer resins is a function of, among other things, manufacturing capacity, demand and the price of crude oil. We do not have long-term supply contracts with our suppliers of polyester and other polymer resins. We generally purchase polyester and other polymer resins on a monthly basis and have found that increases in their prices may be difficult to pass on to our customers. In 2009, average polyester prices dropped by approximately 27%, and during 2010, average polyester prices increased by approximately 20% followed by a further increase of approximately 12% in 2011. In 2012, however, polyester prices stabilized with an approximately 1% decrease in average prices during this period. In 2013, polyester prices continued to be stable with an approximately 2% increase in average price. In the past, we managed to offset a portion of these cost increases through purchase orders up to one quarter in advance. However, manufacturers are currently unwilling to agree to preset prices for periods longer than one or two months. Any future increases in polyester prices may adversely impact our margins and net income.

Pigments are also used to manufacture our quartz surface products. Although pigments account for a significantly lower percentage of our raw material costs than polyester and other polymer resins, fluctuations in pigment prices may also adversely impact our margins and net income. For example, the price of titanium dioxide, our principal white pigmentation agent, increased by approximately 35% during 2010. Such increases began to impact our margins in 2011. In 2011, average titanium dioxide prices increased an additional 36% approximately, however, in the following year, average titanium dioxide prices decreased by approximately 5%. In 2013, the price of titanium dioxide continued decreasing by additional 25%. In the event titanium dioxide prices increase in the future, our margins may be impacted. If the price of titanium dioxide were to increase by 10% and we were unable to pass along such increase to our customers or achieve other offsetting savings, we estimate that we would experience a decrease of approximately 0.3% in our margins.

We are working to increase our production capacity for our quartz surface products in Israel and the United States in order to meet anticipated demand through expanding our manufacturing facilities. If we fail to achieve this further expansion, we may be unable to grow our business and revenue, maintain our competitive position or improve our profitability.

We plan to expand our existing production capacity to meet anticipated demand through the completion of the construction of a fifth production line at our Bar-Lev manufacturing facility in Israel and the construction of a new manufacturing facility with capacity for two production lines in the United States.  The operation of the fifth production line in the Bar-Lev manufacturing facility consists of two phases. The first phase was completed during the fourth quarter of 2013 and the second phase is expected to be completed during the second quarter of 2014.  The first production line in the new U.S. facility is planned to be operational in the second quarter of 2015 and the second production line is planned to be operational in the fourth quarter of 2015. We have selected Richmond Hill, Georgia as the location for our new manufacturing facility in the United States. Although we are experienced in constructing manufacturing facilities for our quartz surfaces, we have never established or operated manufacturing facilities outside of Israel and cannot assure you that we will be able to successfully establish or operate the U.S. facility in a timely or profitable manner, or at all.  We will depend on third party construction companies to assist in the design, construction and validation of our new facilities, some of which we have already engaged within our project to establish our U.S. plant. In addition, we will need to implement our quartz surface manufacturing proprietary technology and know-how in our U.S. facility.  Our investments related to these production capacity increases in Israel and the United States are estimated to be approximately $22 million and $100 million, respectively. However, the actual costs related to these production capacity increases may be materially different from what we are currently estimating. In addition, the time it takes to complete these projects may be significantly longer than we currently expect due to reasons that may be outside of our control. In addition, we will need to obtain a number of permits and regulatory approvals with respect to the operation of the additional production line at our Bar-Lev manufacturing facility and obtain permits and regulatory approvals prior, and subsequent, to the operation of at our new manufacturing facility in the United States. To maintain certain permits necessary to operate the additional production line at our Bar-Lev manufacturing facility, we must comply with the Israeli Ministry of the Environment Protection’s requirements including those related to styrene emissions (See “ITEM 4: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters”). Our ability to operate a full additional production line at our Bar-Lev manufacturing facility and the U.S. manufacturing facility successfully will greatly depend on our ability to hire, train and retain an adequate number of employees, in particular employees with the appropriate level of knowledge, background and skills. Should we be unable to hire such employees, and an adequate number of them, our business and financial results could be negatively impacted. If we are unable to establish or operate these facilities or successfully transfer our manufacturing processes, technology and know-how in a timely and cost-effective manner, or at all, then we may experience disruptions in our operations and be unable to meet demand for our products, which could have a negative impact on our business and financial results.  Moreover, to meet our capacity expansion timeline, we are dependent on certain capital equipment manufacturers, third party contractors and machinery suppliers, such as Breton S.p.A. In addition, we believe that each of these investments will cause temporary inefficiencies that will adversely impact our margins in 2014 and, to a greater extent, in 2015. If the demand for our products decreases or if we do not produce the number of products that we plan to after the expansion projects are complete and operational, we may not be able to spread a significant amount of our fixed costs over the production volume, thereby increasing our per unit fixed cost, which would have a negative impact on our financial condition and results of operations.

Silicosis and related claims might have a material adverse effect on our business, operating results and financial condition.

We are subject to 41 pending claims of bodily injury that have been filed against us directly since 2008 in Israel or that have named us as third-party defendants by fabricators or their employees in Israel, including one lawsuit filed by the Israeli National Insurance Institute ("NII"). We have also received nine letters threatening to file claims on behalf of certain fabricators or their employees in Israel. The plaintiffs claim that they contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Silicosis is an occupational lung disease that is progressive and sometimes fatal, and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles as a result of poorly protected and controlled, or unprotected and uncontrolled, exposure while working in different occupations, including among other things, processing quartz, granite, marble and other materials and working with quartz can cause silicosis and other diseases. Silica comprises 90% of engineered stones, and smaller concentrations of silica are present in natural stones and, therefore, fabrication of engineered stones creates higher exposure to silica dust and, accordingly, to the risk of silicosis.

Most of the claims do not specify a total amount of damages sought and the plaintiffs’ future damages, if any, will be determined at trial.  Although we intend to vigorously contest the claims, we cannot provide any assurance that we will be successful.  We currently estimate our total reasonably possible exposure with respect to 27 out of the total 41 pending lawsuits to be NIS 31.8 million (approximately $9.1 million), although the actual result of such lawsuits may vary significantly from such estimate.  We cannot make an estimate with respect to the other pending lawsuits.

In April 2014, a lawsuit by a single plaintiff and a motion for the recognition of this lawsuit as a class action were filed against us in the Central District Court in Israel. The plaintiff alleges that, if the lawsuit is recognized as a class action, the claim against us is estimated to be for NIS 216 million (approximately $62 million). In addition, the claim includes an unstated sum in compensation for special and general damages.  We intend to vigorously contest recognition of the lawsuit as a class action and to defend the lawsuit on its merits, although, considering the preliminary stage of this lawsuit, there can be no assurance as to the probability of success or the range of potential exposure, if any.  We may be subject to putative class action lawsuits in the future and we cannot be certain whether such claims will succeed in being certified.

We are exposed in Israel to potential future subrogation claims by the NII, providing for reimbursement of its payments related to damages paid or that will be paid to plaintiffs if we are found liable for the plaintiffs' damages.  One of the 41 pending claims against us was brought by the NII for payments the NII had paid or will pay in the future with respect to three fabricators who allegedly contracted silicosis. The amount of damages to which we may be liable to the NII in such a subrogation claim may not exceed the actual amount of an injured person's damages for which we are liable after deducting any compensation which we would pay to such injured pursuant to his or her direct or indirect claim against us.

We have product liability insurance in Israel, and our Australian and U.S. subsidiaries have product liability insurance in Australia and the United States, respectively.  Our insurance in Israel covers the pending individual product liability claims; however, there is no certainty whether our insurance would also cover the class action.  In addition, the amount claimed in the currently pending putative class action exceeds our insurance coverage by a material amount. Our current liability insurance provider renewed our product liability insurance policy from April 1, 2014 through March 31, 2015 after doubling the premium and requiring a deductible of $125,000 per claim that will be applied within the renewed policy term, instead of a $5,000 deductible applied previously. Pursuant to a notice provided to us in April 2014 by our insurer, commencing from July 2014 our insurance coverage will be reduced from $10 million to $5 million per claim and per insurance policy term.  If our insurance providers refuse to renew our insurance or renews it on terms less favorable to us, we are unable to obtain coverage from other insurance providers, our policy is terminated early, insurance coverage is decreased, or insurance coverage inadequately covers damages that we are found liable for, or we become subject to silicosis claims excluded by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance and our management could expend significant time addressing such claims. Such events might have a material adverse effect on our business and results of operations.

Consistent with the experience of other companies involved in silica-related litigation, there may be an increase in the number of asserted claims against us. Such claims could be asserted by claimants in different jurisdictions, including Israel, the United States, Canada, Australia and other markets where our products are distributed and sold and could result in significant legal expenses and damages.  Although we believe that claimants in any future silica-related claims involving us should be limited to persons involved in the fabrication of our products and those in the immediate vicinity of fabrication activities, claimants may potentially include our employees or consumers seeking compensation for emotional/non-physical damages. Two employees in our plants have recently been diagnosed with suspected cases of silicosis.

Any pending or future litigation is subject to significant uncertainty. We cannot determine the amount of potential damages, if any, in the event of an adverse development in a pending or future case, in part because the defendants in these types of claims are often numerous, the claims generally do not specify the amount of damages sought, our product’s involvement may be speculative and the degree to which our product may have caused the alleged illness may be unclear. In addition, punitive damages may be awarded in certain jurisdictions, which damages are rare in Israel.  Furthermore, we may face future engineering and compliance costs to enhance our compliance with existing standards relating to silica, or to meet new standards if such standards are heightened. Any damages to which we are subject in litigation, the cost of defending any claims and any compliance costs may materially adversely impact our profitability.

For more information, see Item 8A – Financial Information – Legal Proceedings – Claims related to alleged silicosis injuries.

Our directors and executive officers who are members of Kibbutz Sdot-Yam may have conflicts of interest with respect to matters involving the Company.

Five members of our board of directors, including our Chairman, one of our executive officers and a number of our key employees are members of Kibbutz Sdot-Yam, which beneficially owns a majority of our shares. One of these individuals is also a member of the Economic Council of Kibbutz Sdot-Yam ("Economic Council"). Such individual has fiduciary duties to both us and Kibbutz Sdot-Yam. So long as Kibbutz Sdot-Yam holds the majority of our shares, it has the power de-facto to nominate and replace our directors, including those among its members. As a result, these directors may have real or apparent conflicts of interest on matters affecting both us and Kibbutz Sdot-Yam and in some circumstances may have interests adverse to our interests. See “ITEM 6: Directors, Senior Management and Employees—Directors and Senior Management”.

We have experienced quarterly fluctuations in revenues and net income as a result of seasonal factors and building construction cycles, which are hard to predict with certainty.

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. We believe that the third quarter of the year exhibits higher sales volumes than other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere when the weather is more favorable for new construction and renovation projects, as well as due to efforts to complete such projects before the beginning of the new school year. Conversely, the first quarter is impacted by a slowdown in new construction and renovation projects during the winter months as a result of adverse weather conditions in the northern hemisphere, and, depending on the date of the spring holiday in Israel in a particular year, the first or second quarter is impacted by a reduction in sales in Israel due to such holiday. Similarly, sales during the first quarter in Australia are negatively impacted by fewer construction and renovation projects due to public holidays. In the third quarter of 2013, we generated 23.4% more revenue and a 43.0% higher adjusted EBITDA than the first quarter of 2013. Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

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

Our principal raw materials are quartz, polyester and other polymer resins and pigments. We acquire quartz from quartz manufacturers from Turkey, India, Israel and a number of European countries. We do not have long-term supply contracts with our suppliers of quartz and execute purchase orders from time to time. We cannot be certain that any of our current suppliers will continue to provide us with the quantities of quartz that we require or satisfy our anticipated specifications and quality requirements. We may also experience a shortage of quartz if, for example, demand for our products increases. Approximately 72% of our quartz was imported from suppliers in Turkey in 2013. There have recently been significant tensions between Turkey and the State of Israel that have raised questions as to whether commercial arrangements between companies in these countries would be adversely impacted. If tensions between Turkey and Israel continue or worsen, our Turkish suppliers may not provide us with quartz shipments. In addition, our products incorporate a number of types of quartz, including quartzite. We acquire quartzite from four suppliers in Turkey, with the major part acquired from Mikroman. We currently purchase quartz from our quartz suppliers in Turkey, including Mikroman, based on business understandings with respect to prices and quantities applicable to 2014 and we expect these terms to remain unchanged through the end of 2014. If we are unable to agree upon prices with such suppliers, which as a result such suppliers cease supplying us with quartzite or if our supply of quartz generally from Turkey is adversely impacted, we would need to locate and qualify alternate suppliers, which could take time, lead to a delay, increase costs and require adjustments to the appearance of our products. As a result, we may experience a delay in manufacturing, which could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet their orders.

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

In the past, claims have arisen from our relationships with distributors, service providers and employees. We are currently involved in the following material disputes:

•
In November 2011, Kfar Giladi Quarries Agricultural Cooperative Society Ltd. (“Kfar Giladi”), and Microgil Agricultural Cooperative Society Ltd. (“Microgil”), an entity we believe is controlled by Kfar Giladi, initiated arbitration proceedings against us that commenced in April 2012. We refer to Kfar Giladi and Microgil as the claimants. The claimants filed a complaint with the arbitrator against us seeking damages of NIS 232.8 million ($67.1 million), and in August 2012, we filed a complaint with the arbitrator against the claimants seeking damages of NIS 76.6 million ($22.1 million). The arbitration arises out of a dispute related to the quartz processing agreement (the “Processing Agreement”) pursuant to which Kfar Giladi (which assigned its rights and obligations under the Processing Agreement to Microgil) committed to establish a production facility at its own expense within 21 months of the date of the agreement. Pursuant to the Processing Agreement, we committed to pay fixed prices for quartz processing services related to agreed-upon quantities of quartz over a period of ten years from the date set for the claimants to commence operating the production facility. We estimate that the total amount of such payments would have been approximately $55 million. It is our position that the production facility established by the claimants was not operational until approximately two years after the date required by the Processing Agreement, and as a result, we were unable to purchase minimum quantities set forth in the Processing Agreement. It is also our position that the Processing Agreement was terminated by us following its breach by the claimants. In addition, we contend that once production began, the claimants failed to consistently deliver the required quantity and quality of ground quartz as agreed by the parties following the termination of the Processing Agreement. Our positions are disputed by the claimants.

•
In December 2007, we terminated our agency agreement with our former South African agent, World of Marble and Granite (“WOMAG”), on the basis that it had breached the agreement. In the same month, we filed a claim for NIS 1.0 million ($0.3 million) in the Israeli District Court in Haifa based on such breach. WOMAG has contested jurisdiction of the Israeli District Court, but subsequent appellate courts have dismissed WOMAG’s contest. In January 2008, WOMAG filed suit in South Africa seeking ˆ15.7 million ($21.6 million). In September 2013, the South African Court determined that since a proceeding on the same facts was pending before another court (lis alibi pendens), the South African Court will stay the matter until the conclusion of the Israeli action. In December 2013, the magistrate’s court in Israel held that we were not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. We have filed an appeal to the district court.

An adverse ruling in these proceedings could have a material adverse effect on us. If we are unsuccessful in defending a claim or elect to settle a claim, we could incur material costs that could have a material adverse effect on our business, results of operations and financial condition. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for more information regarding the material legal proceeding to which we are a party.

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

In connection with our growth strategy, in May 2013, Caesarstone USA entered into an agreement with IKEA U.S. East LLC. (“IKEA”), pursuant to which Caesarstone USA will serve as IKEA’s exclusive non-laminate countertop vendor in the United States. Pursuant to the agreement, Caesarstone USA, sources, fabricate and install the countertop products, primarily from our quartz surfaces, all of which are not marketed under our brand. Furthermore, we are responsible thereunder for fabricating and installing countertops for end customers. In concert with the same strategy, we may enter into similar agreements with other third parties.

Entering into arrangements with such third parties for the supply of surface materials and fabrication and installation services may impact our supply of countertops, inventory levels, quality and service level standards and ability to manage the installation and fabrication of countertops to meet customers’ demands and at reasonable prices. In addition, our gross profit margins related to products sold pursuant to our agreement with IKEA’s are expected to be lower than our average margins due to a volume discount and primarily because we provide non-quartz product and fabrication and installation, which are not our core business. We believe that our operating margins related to products sold pursuant to our agreement with IKEA will be similar to our model given the minimal marketing and selling expenses related to such collaboration; however we cannot assure that this will be the case.

Due to short-term challenges, that we are facing today and may face in the future, in meeting demand for our products prior to the expansion of our manufacturing facilities and possibly for an additional period thereafter, we expect to acquire a limited number of basic slab models from third-party engineered stone manufacturers.

During the period until the expansion of our manufacturing facilities is complete, and possibly an additional period thereafter, we expect to acquire a limited number of basic slab models from third-party engineered stone manufacturers which we will re-qualify, to meet demand for our products. We cannot assure you that we will be able to acquire basic slab models from third parties in the amounts necessary to meet demand for our products or at all. The delivery of our products may also be delayed as a result of obtaining basic slab models from third parties or the quality of such basic slab models may not meet our prior quality standards, which may negatively impact our brand and reputation or result in increased warranty claims from end-customers. In addition, obtaining basic slab models from third-party engineered stone manufacturers may adversely impact our margins in 2014 and 2015. If we experience demand for our products that exceeds our manufacturing capacity and we fail to acquire basic slab models from third parties, we may not have sufficient inventory to meet our customers’ demands, which would negatively impact our revenues and potentially cause us to lose market share.

We face risks of litigation and liability claims on environmental, product liability and other matters, and the extent of such exposure can be difficult or impossible to estimate, but could negatively impact our financial condition and results of operations.

Our manufacturing facilities and operations are subject to numerous laws and regulations of the State of Israel relating to pollution and the protection of the environment, including those governing emissions to air, discharges to water, soil and water contamination, import, purchase, use, storage and transport of hazardous materials, storage, treatment and disposal of waste, including sludge and protection of worker health and safety. Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws are subject to civil, and, in some cases, criminal sanctions against us and our officers. We may not have been, or may not be, at all times, in complete compliance with all requirements, and we may incur material costs or liabilities in connection with such requirements, or in connection with remediation at sites we own, or third-party sites where it has been alleged that we have liability, in excess of the amounts we have accrued. We may also incur unexpected interruptions to our operations, administrative injunctions requiring operation stoppages, fines and other penalties or be unable to renew our permits to operate our manufacturing facilities and expand the buildings at our manufacturing facilities to accommodate capacity increases.

From time to time, we face environmental compliance issues related to our two manufacturing facilities in Israel. At present, we have presented a plan to the Israeli Ministry of the Protection of the Environment (the “IMPE”) to address environmental regulatory issues related to the emission of styrene gas, we are working on preparing a plan to address environmental regulatory issues related to waste water treatment and discharge and we are reviewing certain aspects of new standards adopted by the IMPE with respect to classification of sludge waste and its disposal. With respect to the emission of styrene gas, in December 2013, we completed the initial installation of a system in our Bar-Lev manufacturing facility to reduce styrene emission and as the system is currently in its startup stage, we are in the process of examining the results of its operation. A plan for the installation of such system in our Sdot-Yam facility was presented to the IMPE and is currently expected to be operational before the end of 2014. However, the IMPE has asked us to participate in a hearing to address allegations that, based on the IMPE’s procurement of several gas emission samplings from our Sdot-Yam plant, we exceeded the ambient air standards. Following such hearing, the IMPE decided not to limit, for now, our manufacturing scope at our Sdot-Yam plant, but it has decided to commence an inquiry with respect to an allegation that we exceeded the ambient air standard for styrene during 2013. Pursuant to such hearing, we were required to promptly apply intermediate measures to correct the styrene ambient air standards by April 1, 2014, until we install a new system by which we can conclusively solve any exceeded emission of styrene gas. We have installed intermediate measures and we believe that the styrene emissions outside the plant have been reduced; although, there is no assurance that we will succeed in complying with the required standards on a continuous basis by relying solely on such intermediate measures. With respect to sludge waste, in April 2013, the IMPE analyzed our sludge waste and alleged that such sludge waste, which had been classified as construction waste, should be reclassified as hazardous waste due to several ingredients included therein. Such a classification would result in the need to dispose the waste at a different disposal site, which involves much higher expenses compared to our current disposal costs. We believe that the ingredients, which are burned during our production process, are not hazardous within our products. We are in the process of discussing this matter with the IMPE, with the aim of obtaining their agreement that no change in our sludge-waste classification is required; although, we have no assurance that we will be successful in such discussions. With respect to waste water treatment, we are in the process of developing plans to address the issue, and while we currently do not believe such plans will result in material expenditures, we can provide no assurance that material expenditures will not be required in the future. We currently dispose of waste water from our Bar-Lev manufacturing facility to a treatment plant pursuant to a temporary permit obtained from the IMPE that was recently extended until June 30, 2014. In addition, we currently dispose of waste water at our Sdot-Yam facility pursuant to a temporary permit obtained from the environmental unit of the local municipal authority that is valid through August 1, 2014; however, we have not received approval from the IMPE for this waste water disposal. In the case that an alternative solution for disposal of the waste water is not found prior to the expiration of these permits, we will endeavor to obtain an extension. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which could negatively impact our financial condition and results of operations. Our ability to obtain necessary permits and approvals may be subject to additional costs and possible delays beyond what we initially plan for. In addition, our manufacturing facilities, and those of our raw material suppliers, must comply with applicable regulatory requirements.

From time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including environmental, contract, employment claims, product liability and warranty claims and claims related to modification and adjustment or replacement of product surfaces sold. We use various substances in our products and manufacturing operations, which have been or may be deemed to be hazardous or dangerous. Other than as described above, we cannot predict whether we may become liable under environmental and product liability statutes, rules, regulations and case law of the countries in which we operate. The amount of any such liability in the future could be significant and may adversely impact our financial condition and results of operations.

A significant portion of our revenues is derived from the distribution of our products by third-party distributors, and our distributors’ actions may have an adverse effect on our business and results of operations.

Sales to third-party distributors accounted for 13.0% of our revenues in 2013. In indirect markets where we rely on third-party distributors, we depend on the success of their selling and marketing efforts. We have less control in markets where we sell through distributors than in markets where we distribute directly. The actions of our distributors could also harm our brand and company reputation in the marketplace. Any disruption in our distribution network could have a negative effect on our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations.

Some of our initial engagements with our distributors are pursuant to a memorandum of understanding granting such distributor one year of exclusivity in that market in consideration for meeting minimum sales targets. After the initial one-year period, we may enter into a distribution agreement for a three- to five-year period. However, in the majority of cases, we continue to operate on the basis of the memorandum of understanding, with or without its extension in writing, or without an operative agreement. We supply our products to distributors upon the receipt of a purchase order. Some of our distributors operate on nonexclusive terms of sale agreements or without any written agreements. The lack of a written agreement with many of our distributors may lead to ambiguities, costs and challenges in enforcing our rights. Our distribution agreements generally include annual sales targets, and if any distributor fails to meet its sales targets, we may attempt to terminate our distribution agreement with that distributor. Unless otherwise indicated in a specific agreement, if we terminate a distribution engagement without cause, we may be required to provide reasonable prior notice, although the exact period may not be specified. We have experienced difficulties, including litigation, in connection with the termination of certain of our distributors due to disputes regarding their terms of engagement. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings”.  We may be unable to distribute our products through another distributor within the territory during the notice period, which may have an adverse effect on our business and results of operations, our relationships with our customers and end-consumers and our brand reputation. This may also result in our loss of market share to competitors. Upon termination, we may experience difficulties in identifying and retaining new distributors. Distributors may generally terminate a distribution agreement with us upon reasonable notice (although our written agreements and memorandums of understanding with distributors, where applicable, provide for termination without cause only after the initial period). As a result, distributors may distribute a competitor’s quartz surfaces or other surface materials, which may cause us to lose market share. We may be unable to develop an alternative distribution network in a region. The termination of distribution arrangements may result in litigation. We may have to incur significant legal fees and management may have to devote significant effort, time and resources to defending litigation-related issues, which may detract from their ability to run our business.

We depend on our third-party distributors for the timely and accurate reporting of information related to the distribution of our products.

Generally, our distributors disclose to us sales volumes and other information on a monthly or quarterly basis. Among other things, the purpose of these disclosures is to enable us to monitor the level of sales to end-consumers and ensure that our distributors are not accumulating excessive quantities of our products in their inventory. We do not have audit rights with respect to these reports by our third-party distributors and, therefore, cannot verify their accuracy. An inaccurate report as to sales volumes could result in a significant and unexpected decline in sales to a distributor during a particular period. Even if the reports are accurate, a distributor may make subsequent revisions to the information it has provided or we may fail to understand the future sales prospects of a distributor. Either of these events could result in the accumulation of excess inventory by that distributor and unexpected fluctuations in our sales. Any of these events could adversely affect or cause unexpected fluctuations in our results of operations.

We sell our products through our subsidiaries and distributors in over 50 countries. Our operating results may suffer if we are unable to manage our international operations effectively.

Our products are sold in over 50 countries throughout the world and we are therefore subject to risks associated with having international operations. In 2013, 85.4% of our revenues were derived from sales in the United States, Australia, Canada and Israel. We anticipate that sales from operations outside of Israel will continue to represent a significant portion of our total sales. Our sales and operations outside of Israel are subject to risks and uncertainties, including:

•	fluctuations in exchange rates;

•	fluctuations in transportation costs and transportation and time-to-market delays;

•	unpredictability of foreign currency exchange controls;

•	compliance with unexpected changes in regulatory requirements;

•	compliance with a variety of regulations and laws in each of the jurisdictions we operate or where our products are sold;

•	difficulties in collecting accounts receivable and longer collection periods;

•	changes in tax laws and the interpretation of those laws; and

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions.

In addition, certain jurisdictions could impose taxes, tariffs, quotas, custom duties, trade barriers and other similar restrictions on our sales and exports. Moreover, our business operations could be interrupted and negatively affected by economic changes, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war and other economic or political uncertainties. All of these risks could also result in increased costs or decreased revenues, either of which could adversely affect our profitability. Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the jurisdictions in which we operate or where our products are sold. We may depend on distributors and agents outside of Israel for compliance and adherence to local laws and regulations. As we continue to expand our business globally, we may have difficulty anticipating and effectively managing these and other risks that our global operations may face, which may adversely affect our business outside of Israel and our financial condition and results of operations.

If we fail to effectively upgrade our information technology systems globally, our business and operations could be disrupted.

We believe that an appropriate information technology infrastructure is important in order to support our daily operations and the growth of our business. Our enterprise resources planning (“ERP”) software provides us with accessible quality data, allowing us to accurately enter, price and configure valid products in a made-to-order, demand-driven manufacturing environment. Carefully maintained infrastructure is critical, given that our products can be built in a number of combinations of sizes, colors, textures and finishes, and our production control software enables us to carefully monitor the quality of our slabs. Given our recent global expansion, we are in the process of implementing a global ERP system based on an Oracle platform. We have executed phase one of the project when we began operating Oracle in Israel and Canada on April 1, 2013. The second phase is to expand implementation to Australia and the United States, which is planned to occur during 2014.  During phase one of the project, which was larger in scale and more complex in scope, we suffered from initial start-up difficulties, including our ability to ship products on time from the factories. We may experience similar difficulties while implementing Oracle in the United States and Australia, including loss of data and decreases in productivity, as personnel work to become familiar with these new systems. We may also experience delays in phase two and incur additional costs in connection with its global implementation. In addition, our management information systems will require modification and refinement as we grow and as our business needs change, which could prolong difficulties we experience with system transitions, and we may not always employ the most effective systems for our purposes. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business, and we may fail to meet our reporting obligations.

We may have exposure to greater than anticipated tax liabilities.

We have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. The amount of income tax that we pay could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates. Our facilities in Israel receive different tax benefits as “Approved Enterprises,” “Beneficiary Enterprises” or “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959  (the “Investment Law”), with our production lines qualifying to receive different grants and/or reduced company tax rates and/or tax exemption periods. Therefore, some of our production lines also receive tax benefits based on our revenues and the allocation of those revenues between the two facilities in Israel. As a result, the Israeli taxing authorities could challenge our allocation of income between these two facilities and contend that a larger portion of our income is subject to higher tax rates. Taxing authorities outside of Israel, could challenge our allocation of income between us and our subsidiaries and contend that a larger portion of our income is subject to tax in their jurisdictions, which may have higher tax rates than the rates applicable to such income in Israel. Any adjustment in one country while not followed by counter-adjustment in the other country may lead naturally to double taxation for the group. Any change to the allocation of our income as a result of review by such taxing authorities could have a negative effect on our operating results and financial condition.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” (previously reported as FIN 48 “Accounting for Uncertainty in Income Taxes”) in determining our accrued liability for unrecognized tax benefits, which totaled approximately $1.4 million as of December 31, 2013. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our business may be affected by changes in consumer preferences or the development of alternative surface products.

The majority of our end-consumers are those refacing or replacing kitchen countertops, and to a lesser extent, bathroom countertops and surfaces and other applications. Factors that strongly affect consumer purchasing decisions include popular home interior design trends, product quality, price, slab width, product line breadth, design leadership, time to market, customer service and distribution coverage. If we are unable to anticipate or react quickly to changes in consumer preferences in these areas, we may lose market share and our results of operations may suffer. In the future, consumers may not place as much value on branded quartz surfaces, which could reduce our market share or require us to lower our prices. End-consumers’ preferences may change in response to poor installations of our products by third parties, including fabricators and installers, which we do not control. Widespread or publicized inferior installations of our products could have a material adverse impact on our brand. End-consumers’ demand for our products could change if a serial manufacturing defect is identified in our products, which could harm our reputation in the marketplace. The development of a new surface material that decreases consumers’ demand for quartz products due to its design, superior quality, price, technical parameters, level of service, availability, branding, trend or other factors may also result in a loss of market share and our results of operations may suffer. For example, technical ceramic surfaces have been offered in different markets as countertops recently and may in the future be a strong competitor of quartz surface products, however, it is not yet known if they will pose such a threat. If we are unsuccessful in competing against new surface materials, we could lose future sales and market share, which would have an adverse impact on our business, revenues, profitability and cash flows.

The steps that we have taken to protect our brand and other intellectual property may not be adequate, and we may not succeed in preventing others from appropriating our intellectual property.

We have obtained trademark registrations that we consider material to the marketing of our products, all of which are marketed under the trade name Caesarstone, including CAESARSTONE®, CONCETTO®, and our Caesarstone logo. We have also obtained trademark registrations for additional marks related to our product collections, including SUPREMO® and MOTIVO®. In many of our markets, we also use trademarks (registered and unregistered) for the various colors of our products. We believe that our trademarks are important to our brand, success and competitive position. In the past, some of our trademark applications for certain classes of applications of our products have been rejected or opposed in certain markets and may be rejected for certain application classes in the future. This may result in our inability to use our brand for certain applications of products, which could harm our competitive position and adversely impact our results of operations. We anticipate that, as the quartz surface market becomes increasingly competitive, maintaining and enhancing our brand may become more difficult and expensive. If we are unsuccessful in challenging a party’s products on the basis of trademark infringement, continued sales of these products could adversely affect our sales and our brand and result in the shift of consumer preference away from our products. We are currently subject to opposition proceedings with respect to applications for registration of our trademarks in certain jurisdictions with respect to certain trademark classifications. We have also in the past been, and may in the future be, subject to opposition proceedings with respect to applications for registration of our intellectual property, including but not limited to our trademarks. Barriers to registering our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

We have started to seek patent protection for some of our technologies. We have obtained a patent for certain of our technologies and have several pending patent applications that were filed in various jurisdictions, including the United States, Europe, Australia, China and Israel, which relate to our manufacturing technology and certain products. There can be no assurance that pending applications will be approved in a timely manner or at all, or that such patents will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we may choose not to pursue patents or other protection for innovations that subsequently become material to our business.

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

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess strategic, managerial, sales, marketing, operational, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. The loss of any of these individuals and the inability to attract, retain and maintain additional personnel, each could prevent us from implementing our business strategy and could adversely affect our business and our future financial condition or results of operations. We do not carry key man insurance with respect to any of our executive officers or other employees. We cannot assure you that we will be able to retain all of our existing senior management personnel and key personnel or to attract additional qualified personnel when needed.

Our limited resources and significant competition for business combination or acquisition opportunities may make it difficult for us to complete a combination or acquisition, and any combination or acquisition that we complete may disrupt our business and fail to achieve our intended objectives.

We expect to encounter intense competition from other participants in our industry, including quartz surface manufacturers, suppliers and distributors, for business combination or acquisition opportunities in the highly fragmented global quartz surfaces market. Many of these participants are well-established and have significant experience identifying and effecting acquisitions of companies. These participants may possess greater technical, human and other resources, or more local industry knowledge than we do, and our financial resources may be relatively limited compared to many of them. In addition, while we believe there are a number of target businesses we might consider acquiring, including, in certain instances, our distributors, manufacturers of quartz surfaces and other surfaces like ceramic, we may be unable to persuade those targets of the benefits of a combination or acquisition. Our ability to compete with respect to a combination with or acquisition of certain larger target businesses will be determined by, among other factors, our available financial resources. This inherent competitive limitation may give others an advantage in pursuing such combinations or acquisitions.

Any combination or acquisition that we effect will be accompanied by a number of risks, including the difficulty of integrating the operations and personnel of the acquired business, the potential disruption of our ongoing business, the potential distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses. In connection with any acquisition, we may encounter liabilities in the future associated with its business that we did not experience prior to the acquisition or that were unknown at the time of acquisition that could have an adverse impact on our results of operations. Any inability to integrate completed combinations or acquisitions in an efficient and timely manner could have an adverse impact on our results of operations. In addition, we may not recognize the expected synergies or benefits in connection with a future combination or acquisition. If we are not successful in completing combinations or acquisitions that we pursue in the future, we may incur substantial expenses and devote significant management time and resources without a successful result. Acquisitions which may include the expansion of our business into new products, like ceramic, and new applications, could distract our management attention, impose high expenses and investments and expose our business to additional risks. Such acquisitions carry further risks associated with the entry into new business lines in which we do not have previous experience, and there can be no assurance that any such business expansion would be successful. In addition, future combinations or acquisitions could require the use of substantial portions of our available cash or result in dilutive issuances of securities.

Any difficulties with, damage to, or interruptions of, our manufacturing could impair or delay our output of products and harm our relationships with our customers and suppliers. If we are unable to continue to manufacture our existing products as planned and to increase our manufacturing capacity, our results of operations and future prospects will suffer.

Any difficulties with or interruptions of our manufacturing operations could delay our output of products and harm our relationships with our customers. Currently, we manufacture all of our products at our two facilities in Israel. Due to the specialized nature of our manufacturing equipment and the quartz surface industry, we have limited ability to outsource any part of our manufacturing to third parties. Our manufacturing production lines are comprised mainly of machinery from Breton S.p.A, the leading supplier to a limited number of companies that sell engineered stone manufacturing equipment. We depend on Breton S.p.A. for certain spare parts for our production line equipment and new production lines, which we may decide to acquire in order to increase our manufacturing capacity to meet the growing demand for our product, and anticipate we will continue to do so in the future. Delays in obtaining machinery or specialty machine components and spare parts from Breton S.p.A. could delay our output of products and any future production line expansion plans.

Damage to our manufacturing facilities or products caused by human error or negligence, software or hardware failures, physical or electronic security breaches, power loss or other failures or circumstances beyond our control, including acts of God, fire, explosion, flood, war, insurrection or civil disorder, acts of, or authorized by, any government, terrorism, accident, labor trouble or shortage, or inability to obtain materials, equipment or transportation could interrupt or delay our manufacturing or other operations. We may also encounter difficulties or interruptions as a result of the application of enhanced manufacturing technologies or changes to production lines to improve our throughput, construction of our new manufacturing lines, or to upgrade or repair our existing manufacturing lines. Labor disputes could result in a work stoppage or strikes by employees that could delay or interrupt our output of products. Our insurance policies have limited coverage in case of significant damage to our manufacturing facilities and may not fully compensate us for the cost of replacement and any loss from business interruptions. As a result, we may not be adequately insured to cover losses in the case of significant damage to our manufacturing facilities. Any damage to our facilities or interruption in manufacturing, whether due to limitations in manufacturing capacity or arising from factors outside of our control, could result in delays or failure in meeting contractual obligations and could have a material adverse effect on our relationships with our distributors and customers, and on our financial results.

While we believe our existing internal control over financial reporting is effective under Section 404 of the Sarbanes-Oxley Act of 2002, as an emerging growth company, we are currently not required to obtain an auditor attestation regarding our internal control.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as of our Annual Report on Form 20-F for the year ended December 31, 2013. Accordingly, only in 2013 did we commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. As of December 31, 2013, we are not required to obtain an auditor attestation since, among others, as of June 30, 2013, our market capitalization related to public holdings was under $700 million and our status as an "emerging growth company" was preserved. Unless we lose our status as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 prior to the end of the fiscal year in which the fifth anniversary of our IPO occurred, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until the year ending December 31, 2017. We cannot predict whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Risks related to our relationship with Kibbutz Sdot-Yam

Our headquarters and one of our two manufacturing facilities in Israel are located on lands leased by Kibbutz Sdot-Yam from the Israel Lands Administration and the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd. If we are unable to continue to lease such lands from Kibbutz Sdot-Yam, our business and future business prospects may suffer.

As of April 30, 2014, Kibbutz Sdot-Yam beneficially owned approximately 51.0% of our issued and outstanding ordinary shares. One of our two manufacturing facilities (as well as our headquarters and our research and development facilities) is located on lands leased by Kibbutz Sdot-Yam pursuant to two lease agreements between Kibbutz Sdot-Yam and the Israel Lands Administration (“ILA”), and an additional lease agreement between Kibbutz Sdot-Yam and the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd. (“Caesarea Development Corporation”). Pursuant to these underlying lease agreements with the ILA and with the Caesarea Development Corporation, each of the ILA and the Caesarea Development Corporation may terminate their respective lease in certain circumstances, including if Kibbutz Sdot-Yam commences proceedings to disband or liquidate, or in the event that Kibbutz Sdot-Yam ceases to be a “kibbutz” as defined in the lease (i.e., a registered cooperative society classified as a kibbutz). If either of the leases is terminated, we may be unable to use the land where our headquarters and one of our two manufacturing facilities are located, which would adversely affect our business.

The first lease agreement between Kibbutz Sdot-Yam and the ILA expired in 2011 and has been extended pursuant to an option in the lease agreement for an additional 49 years through 2060. The second agreement between Kibbutz Sdot-Yam and the ILA was extended on several occasions for three- to five-year periods and most recently expired in late 2009. This agreement permits Kibbutz Sdot-Yam to use the property only for agriculture, residential and other internal community purposes, and previous agreements between Kibbutz Sdot-Yam and the ILA with respect to this property contained similar restrictions. In addition, this agreement required Kibbutz Sdot-Yam to receive the ILA’s approval before entering into the land use agreement with us permitting us to use the land and facilities, and no such approval was obtained. Our current use of the property and the rights granted to us by Kibbutz Sdot-Yam to use the land pursuant to the land use agreement may give the ILA the right to terminate the rights of Kibbutz Sdot-Yam to the property. Kibbutz Sdot-Yam is currently negotiating a long-term lease agreement with the ILA to replace the second lease agreement, which, among other things, would formally permit us to use the property in accordance with its present use and would permit Kibbutz Sdot-Yam to transfer its rights in the property to a third party.

The lease agreements between Kibbutz Sdot-Yam and the Caesarea Development Corporation permit Kibbutz Sdot-Yam to use the property for the community needs of Kibbutz Sdot-Yam. In addition, at least one of the agreements requires Kibbutz Sdot-Yam to receive Caesarea Development Corporation’s approval before entering into the land use agreement with us permitting us to use the land and facilities, and no such approval was obtained. Our current use of the property and the rights granted to us by Kibbutz Sdot-Yam to use the land pursuant to the land use agreement may give the Caesarea Development Corporation the right to terminate the rights of Kibbutz Sdot-Yam to the property. If the rights of Kibbutz Sdot-Yam to use the property were terminated, we may be unable to maintain our operations on these lands, which would have a material adverse effect on our results of operations. However, Caesarea Development Corporation charges Kibbutz Sdot-Yam based on the use of the relevant portion of the property for industrial purposes, and thus, has provided recognition to Kibbutz Sdot-Yam’s use of such portion of the property for industrial purposes.

Pursuant to certain agreements between us and Kibbutz Sdot-Yam, we depend on Kibbutz Sdot-Yam with respect to leasing the buildings and areas of our plants in Israel, acquiring new land as well as building additional facilities should we need them.

Our Bar-Lev manufacturing facility is leased from Kibbutz Sdot-Yam. Such land is leased to Kibbutz Sdot Yam pursuant to a long-term lease agreement with the ILA entered into on June 6, 2007, to use the premises for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. Pursuant to the land purchase and leaseback agreement signed on March 31, 2011, effective as of September 1, 2012, between Kibbutz Sdot-Yam and us, we have agreed that Kibbutz Sdot-Yam will acquire from us our rights in the lands and facilities of the site in consideration for NIS 43.7 million ($10.9 million). The land purchase agreement was simultaneously executed with a land use agreement pursuant to which Kibbutz Sdot-Yam permits us to use the site for a period of ten years with an automatic renewal for an additional ten years unless we provide  Kibbutz Sdot-Yam two years’ advance notice that we do not wish to renew the lease.

The lease of our Sdot-Yam facility, also located in Kibbutz Sdot-Yam, is made pursuant to the land use agreement with Kibbutz Sdot-Yam that became effective in March 2012. We may not terminate the operation of either of the two production lines at our Sdot-Yam plant as long as we continue to operate production lines elsewhere in Israel. Additionally, our headquarters must remain at Kibbutz Sdot-Yam. As a result of these restrictions, our ability to reorganize our manufacturing operations and headquarters in Israel is limited.

Pursuant to the land use agreements between us and Kibbutz Sdot-Yam, with respect to both our Sdot-Yam and Bar- Lev manufacturing facilities, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use under such land use agreements, then, subject to obtaining the permits required by law, Kibbutz Sdot-Yam will build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the additional monthly payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof. As a result, we depend on Kibbutz Sdot-Yam to build such facilities in a timely manner. While Kibbutz Sdot-Yam is responsible under the agreement for obtaining various licenses, permits, approvals and authorizations necessary for use of the property, we have waived any monetary recourse against Kibbutz Sdot-Yam for failure to receive such licenses, permits, approvals and authorizations.

Pursuant to an additional agreement with Kibbutz Sdot-Yam that became effective in March 2012 and remains effective through October 2017 (“Agreement For Arranging For Additional Accord”), if we wish to acquire or lease any additional lands, whether on the grounds of our Bar-Lev manufacturing facility, or elsewhere in Israel, for the purpose of establishing new plants or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities on such land at its own expense in accordance with our needs; (ii) we will perform any necessary building adjustments at our expense; and (iii) Kibbutz Sdot-Yam will lease the land and the facility to us under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price. As a result, we depend on Kibbutz Sdot-Yam to act in connection with the expansion of our facilities. We may also incur greater costs associated with the purchase of additional land or the construction of additional facilities than we could obtain from a third-party due to our arrangement with Kibbutz Sdot-Yam. For more information with respect to these agreements, see “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions”.

Pursuant to the Agreement For Arranging For Additional Accord, we have entered into an agreement with Kibbutz Sdot-Yam dated August 6, 2013 (“Agreement For Additional Land”), pursuant to which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near our Bar-Lev manufacturing facility, which we required in connection with the construction of the fifth production line at our Bar-Lev manufacturing facility and leased it to us at market value, in accordance with the terms of the Agreement For Arranging For Additional Accord. Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA (ii) acquire all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse, (iii) perform such preparation work and construction, in conjunction with the administrative body of Bar-Lev industry park and other contractors according to our plans. The warehouse in Bar-Lev will be situated both on the current and new land. The financing of the building of the warehouse will be made through a loan that will be granted by us to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse, and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot-Yam by us for our use of the warehouse. The principle amount of the loan will bear interest at a rate of 5.3% a year.

Regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Our headquarters, research and development facilities and one of our two manufacturing facilities are located on lands leased by Kibbutz Sdot-Yam, which beneficially owns a majority of our shares. We have entered into certain agreements with Kibbutz Sdot-Yam pursuant to which Kibbutz Sdot-Yam provides us with, among other things, a portion of our labor force, electricity, maintenance, security and other services. We believe that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties. As a result, the tax treatment for these transactions may be called into question. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions”.

Under Israeli law, our board, audit committee and shareholders may be required to reapprove certain of our agreements with Kibbutz Sdot-Yam every three years, and their failure to do so may expose us to liability and cause significant disruption to our business.

The Israeli Companies Law, 5759-1999 (the “Companies Law”) requires that the authorized corporate organs of a public company approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years, unless a company’s audit committee, constituted in accordance with the Companies Law, determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances. This requirement is relatively new and there is uncertainty regarding its implementation. Accordingly, our implementation of this requirement with respect to the agreements entered into between us and Kibbutz Sdot-Yam may be challenged by regulators and other third parties. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam”. Our audit committee has determined that the length of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, except for the manpower agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011 as it relates to office holders and the services agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011 (as amended). Accordingly, our manpower agreement with Kibbutz Sdot-Yam, as it relates to office holders, and our services agreement with Kibbutz Sdot-Yam will have to be reapproved every three years by our audit committee, board and shareholders. The approval of our shareholders must fulfill one of the following requirements:

•
a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than two percent (2%) of the voting rights in the company.

If our audit committee, board and shareholders do not re-approve the manpower agreement and the services agreement, or if it is determined that re-approval of our other agreements with Kibbutz Sdot-Yam is required every three years and the re-approval is not obtained, we will be required to terminate the agreements, which may be considered a breach under the terms of the agreements, and could expose us to damage claims and legal fees, and cause significant disruption to our business. In addition, we would be required to find suitable replacements for the services provided to us by Kibbutz Sdot-Yam under the manpower agreement, which may take time, and we can provide no assurance that we can obtain the same or better terms with a third party than those we have agreed to with Kibbutz Sdot-Yam.

Risks related to our ordinary shares

We cannot provide any assurance regarding the amount or timing of dividend payments.

Prior to our IPO, our controlling shareholders, at that time, received periodic dividends. In connection with our IPO, we determined not to pay any dividends until at least March 21, 2013, one year following such offering. In December 2013, we distributed a dividend in the amount of $20.1 million to our shareholders. We currently expect that payments of dividends will be made from time to time based on the recommendation of our board of directors, after taking into account legal limitations, growth plans and contractual limitations under our credit agreements, and other factors that our board of directors may deem relevant. At this time, we do not have a declared dividend policy, although we may adopt one in the future, and we cannot provide assurances regarding the amount or timing of any dividend payments and may decide not to pay dividends in the future.

The price of our ordinary shares may be volatile.

Our ordinary shares were first offered publicly in our IPO in March 2012, at a price of $11.00 per share. In April 2013, pursuant to a follow-on offering, our shareholders registered and sold additional amounts of our ordinary shares. Our ordinary shares have subsequently traded as high as $60.61 per share and as low as $10.60 per share through April 30, 2014.

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

Although our ordinary shares are listed on the Nasdaq Global Select Market, an active trading market on the Nasdaq Global Select Market may not be sustained. If an active market for our ordinary shares is not sustained, it may be difficult or even impossible to sell ordinary shares in the United States.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our business performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

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

The controlling share ownership position of Kibbutz Sdot-Yam will limit your ability to influence corporate matters.

As of April 30, 2014, Kibbutz Sdot-Yam beneficially owned approximately 51.0% of our issued and outstanding ordinary shares. Our board of directors currently consists of 11 members. As a result of this concentration of share ownership, Kibbutz Sdot-Yam acting on its own has sufficient voting power to effectively control all matters submitted to our shareholders for approval that do not require a special majority vote, including:

•	the composition of our board of directors (other than external directors);

•	approving or rejecting a merger, consolidation or other business combination; and

•	amending our articles of association, which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, consolidations or other business combinations, tender offers, open-market purchase programs or other purchases of shares of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. The interests of Kibbutz Sdot-Yam may not always coincide with the interests of our other shareholders. This concentration of ownership may also adversely affect our share price.

We are a “controlled company” within the meaning of Nasdaq listing standards and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

As a result of the number of shares beneficially owned by Kibbutz Sdot-Yam, we are a “controlled company” under the Nasdaq Stock Market rules. A “controlled company” is a company of which more than 50% of the voting power for the election of director is held by an individual, group or another company. Pursuant to the “controlled company” exemption, we are not required to comply with the requirements that: (1) a majority of our board of directors consist of independent directors, and (2) we have a compensation committee and a nominating committee composed entirely of independent directors with a written charter addressing each committee’s purpose and responsibilities. However, as required under a recent amendment to the Companies Law, we have a compensation committee that is comprised entirely of independent directors within the meaning of the Companies Law and Nasdaq Stock Market rules, which has a written charter approved by our board. See “ITEM 16G: Corporate Governance”.  Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market rules.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of Nasdaq. This will be the case even if we cease to be a “controlled company” within the meaning of the Nasdaq listing standards. As permitted under the Companies Law, our articles of association provide that the quorum for any ordinary meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital required under Nasdaq requirements. At an adjourned meeting, any number of shareholders constitutes a quorum. We also approve the adoption of, and material changes to, equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In the future, we may also choose to follow Israeli corporate governance practices instead of Nasdaq requirements with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may also choose to follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market, may provide less protection than is accorded to investors of domestic issuers. See “ITEM 16G: Corporate Governance”.

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

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for United States federal income tax purposes. There can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—passive foreign investment company considerations”.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

As of April 30, 2014, we had 34,860,450 ordinary shares outstanding. Of this amount, 17,765,000 shares, or approximately 51.0% of our issued and outstanding ordinary shares are beneficially owned by Kibbutz Sdot-Yam, and can be resold into the public markets in accordance with the requirements of Rule 144, including volume limitations, manner of sale requirements and notice requirements. In addition, we have granted Kibbutz Sdot-Yam registration rights with respect to all of the shares that it holds. There are currently 1,350,000 shares held by Kibbutz Sdot-Yam that are subject to an effective shelf registration statement. All shares sold pursuant to an offering covered by a registration statement will be freely transferable. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration rights agreement”.

In addition to these registration rights, 783,005 ordinary shares are issuable under stock options granted to employees and office holders as of April 30, 2014. On March 23, 2012, we filed a registration statement on Form S-8 registering up to 2,375,000 ordinary shares that we may issue under our stock incentive plans, out of which we have granted 1,545,200 options. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

Risks relating to our incorporation and location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and is continuing today with varying levels of severity. In mid-2006, Israel was engaged in an armed conflict with Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon and disrupting most day-to-day civilian activity in northern Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. An armed conflict between Israel and Hamas in the Gaza Strip occurred again in November 2012. These conflicts involved missile strikes against civilian targets in various parts of Israel including most recently, central Israel, and negatively affected business conditions in Israel. Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our business, financial condition and results of operations.

Our facilities in the Bar-Lev Industrial Park are located in northern Israel and are in range of rockets that were fired during 2006 from Lebanon into Israel. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to deliver products to customers could be materially adversely affected. In addition, our commercial insurance does not cover losses that may occur as a result of acts of war; however, losses as a result of terrorist attacks are covered up to $20.0 million. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained and will be adequate in the event we submit a claim. Even if maintained and adequate, we cannot assure you that it will reduce or prevent any losses that may occur as a result of such actions or will be exercised in a timely manner to meet our contractual obligations with customers and vendors.

Some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies and customers in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2013, we had 986 employees worldwide of whom 605 were based in Israel. Our employees in Israel, generally males, including executive officers, may be called upon to perform up to 54 days in each three-year period until they reach the age of 40. In the case of officers and certain reservists with specific military professions, the duty may extend up to 84 days in each three-year period and continue until they reach the age of 45 (and in some cases, up to 49). In emergency circumstances, these employees and executives could be called to immediate and prolonged active duty. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the December 2008 and November 2012 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our male employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contract manufacturers related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

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

Some of our Israeli facilities have been granted “Approved Enterprise” status by the Investment Center in the Israeli Ministry of Economy (the “Investment Center”) or have the status of a “Beneficiary Enterprise” or “Preferred Enterprise” which provides us with investment grants (in respect of certain Approved Enterprise programs) and makes us eligible for tax benefits under the Investment Law.

In order to remain eligible for the tax benefits of an “Approved Enterprise”, a “Beneficiary Enterprise” and/or a “Preferred Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in certificates of approval issued by the Investment Center (in respect of Approved Enterprise programs), which may include, among other things, selling more than 25% of our products to markets of over 14 million residents in a specific tax year, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, filing certain reports with the Investment Center, complying with provisions regarding intellectual property and the criteria set forth in the specific certificate of approval issued by the Investment Center or the Israel Tax Authority ("ITA"). If we do not meet these requirements, the tax benefits could be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future, these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2010 was 25% of their taxable income and was reduced to 24% in 2011, rose again to 25% in 2012 and 2013 and 26.5% in 2014 onwards.

Effective January 1, 2011, the Investment Law was amended (“Amendment No. 68”). Under Amendment No. 68, the criteria for receiving tax benefits were revised. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible to be included in future Israeli tax benefit programs. Finally, in the event of a distribution of a dividend from the tax-exempt income described above, we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed in accordance with the effective corporate tax rate that would have been applied had we not relied on the exemption—tax rate of no more than 25%. In addition to the reduced tax rate, a distribution of income attributed to an “Approved Enterprise” and a “Beneficiary Enterprise” will be subject to 15% withholding tax. As for a “Preferred Enterprise”, dividend is subject to 20% withholding tax from 2014 (or a reduced rate under an applicable double tax treaty). However, because we announced our election to apply the provisions of Amendment No. 68 prior to July 30, 2015, we will be entitled to distribute exempt income generated by any Approved/Beneficiary Enterprise to our Israeli corporate shareholders tax free (See “ITEM 10: Additional Information—Taxation—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 1959”).

In November 2012, amendment No. 69 to the Investment Law (the “Trapped Earnings Law”) came into effect. The amendment provides temporary, partial, relief from corporate taxation on distributions of dividends from exempt income for companies that elect the “relief option” through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (“Elected Earnings”) for a reduced tax rate ranging between 6% and 17.5%, instead of corporate tax rate of up to 25%. We decided not to use the relief option. As such, our exempt income may be subject to an argument by the ITA, as described below.

The amendment to the Investment Law stipulated that investments in subsidiaries, including in the form of acquisitions of subsidiaries from an unrelated party, may also be considered as a deemed dividend distribution event, increasing the risk of triggering a deemed dividend distribution event and potential tax exposure. The Israeli Tax Authority’s interpretation is that this provision applies retroactively to investments and acquisitions made prior to the amendment.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

We are incorporated in Israel. None of our directors or our independent registered public accounting firm is a resident of the United States. None of our executive officers other than one executive officer is resident in the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Your rights and responsibilities as our shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of United States corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “ITEM 6: Directors, Senior Management and Employees—Board Practices— Board Practices—Fiduciary duties and approval of specified related party transactions under Israeli law—Duties of shareholders”. Because Israeli corporate law underwent extensive revisions approximately ten years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

Provisions of Israeli law may delay, prevent or make undesirable a merger transaction, or an acquisition of all or a significant portion of our shares.

Israeli corporate law regulates mergers and requires that a tender offer be affected when more than a specified percentage of shares in a company are purchased. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “ITEM 10: Additional Information—Acquisitions under Israeli law”.

Under Israeli law, our two external directors have terms of office of three years. In addition, our board of directors was entitled pursuant to our articles of association to designate two of our independent directors in office at the time of IPO and designated these two additional independent directors in November 2011 (in addition to our external directors) to have an initial term of three years in office. As a result, four of the eleven members of our board of directors are subject to election after three years (with the two external directors continuing in the future to be subject to election every three years).

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

Sales in Israel accounted for 11.8% of our revenues in 2013. Our products account for a significant portion of kitchen countertop sales in Israel, but a relatively minor share of sales of all countertops and surface covers in Israel. Under the Israeli Restrictive Trade Practices Law, 1988, (the “Israeli Anti-Trust Law”), a company that supplies more than 50% of any product or service in Israel or in a specific area in Israel is deemed to be a monopoly. The determination of monopoly status depends on an analysis of the relevant product or service market.

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

Our History

Caesarstone Sdot-Yam Ltd. was founded in 1987 and incorporated in 1989 in the State of Israel. We are a leading manufacturer of high quality engineered quartz surfaces sold under our premium Caesarstone brand. Caesarstone is a pioneer in the engineered quartz surfaces industry. Our products consist of engineered quartz slabs that are currently sold in over 50 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. In 2008 and 2010, we acquired the business of our former Australian and Canadian distributors, respectively, and established such businesses within our own subsidiaries in such countries. In 2011, we acquired our former U.S. distributor and now generate a substantial portion of our revenues in the United States from direct distribution of our products. Our products are primarily used as kitchen countertops. Other applications include vanity tops, wall panels, back splashes, floor tiles, stair and other interior surfaces that are used in a variety of residential and non-residential applications. Our products’ hardness, as well as their non-porous characteristics, offers superior scratch, stain and heat resistance, making them extremely durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our innovative design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2011, 2012 and 2013 amounted to $8.8 million, $13.5 million and $27.4 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines, as well as the acquisition of the business of our former Australian distributor and Caesarstone USA. In order to support our overall business expansion, we will continue to invest in manufacturing equipment and components for our production lines. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise. We anticipate that our next major capital expenditures will be in 2014 and 2015 related to expanding our existing production capacity to meet anticipated demand through the construction of a new manufacturing facility with capacity for two production lines in Richmond Hill, Georgia, United States and for the completion of our fifth line in our Bar-Lev manufacturing facility. Our investments related to this production capacity increase in Israel and the United States from start to completion are currently estimated to be approximately $22 million and $100 million, respectively. After completion of the first phase of implementation of a new global enterprise resource planning system in Israel and Canada, we are now continuing to the second roll-out phase in the United States and Australia. We expect this second phase to incur an additional $1.1 million of capital expenditures over 2014. We currently anticipate our capital expenditures in 2014 and 2015 will be financed from cash generated from operations and our current cash position.

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

Founded in 1987, Caesarstone is a pioneer in the engineered quartz surfaces industry. Our products consist of engineered quartz slabs that are currently sold in over 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. In 2011, we acquired our former U.S. distributor and now generate the substantial majority of our revenues in the United States from direct distribution of our products. Our products are primarily used as kitchen countertops in the renovation and remodeling and residential construction end markets. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications. Our products’ hardness, as well as their non-porous characteristics, offers superior scratch, stains and heat resistance, making them extremely durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our innovative design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures.

From 2005 to 2007, our revenue grew at a compound annual growth rate of 37.9%, and during the more challenging global economic environment from 2007 to 2009, at a compound annual growth rate of 11.5%. From 2009 to 2013, our revenue grew at a compound annual growth rate of 21.7%. In 2013, we generated revenue of $356.6 million, net income attributable to controlling interest of $63.3 million, adjusted EBITDA of $91.7 million and adjusted net income attributable to controlling interest of $64.0 million. See “ITEM 3: Key Information—Selected Financial Data” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

Our Products

Our products to date are generally marketed under the Caesarstone brand. The substantial majority of our products are installed as countertops in residential kitchens. Other applications of our products include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces. Our engineered quartz slabs generally measure 120 inches long by 56 1/2 inches wide with a thickness of 1/2 of an inch, 3/4 of an inch or 1 1/4 inches. Engineered quartz surfaces are typically comprised of approximately 90% natural crushed quartz and approximately 10% polyester and other polymer resin and pigments. Our products’ quartz composition gives them superior strength and resistance to heat, scratches, cracks and chips. Polyester and other polymer resins, which act as a binding agent in our products, make our products non-porous and highly resistant to stains. Pigments act as a dyeing agent to vary our products’ colors and patterns.

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

We introduced our original product collection, Classico, in 1987, and today, this collection accounts for the substantial majority of our sales. Within this product collection, we offer approximately 80 different colors, with four textures and three thicknesses generally available for each of the collection’s colors. We have since introduced three additional product collections, Concetto, Motivo and Supremo, which are marketed as specialty high-end product collections. The Concetto product collection, launched in 2003, features engineered quartz surfaces with hand-incorporated semi-precious stones. We launched our Motivo product collection in 2009, which features a range of patterned textures that can be customized. In July 2010, we launched our Supremo product collection that is characterized by unique designs inspired by semi-precious stones. We believe our specialty product families increase our brand’s exposure to the entire product supply chain and, through eye-catching aesthetics, raise the profile of all of our products among end-consumers. We also regularly introduce new colors and designs to our product collections based on consumer trends. In 2012, we launched five new products whose design was inspired by natural stone and are manufactured using proprietary technology. In 2013, we introduced an aggregate of 7 new colors to our Classico collection.

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

Distribution

Our four largest markets based on sales are currently the United States, Australia, Canada and Israel. In 2013, sales of our products in our four largest markets, the United States, Australia, Canada and Israel, accounted for 34.6%, 25.2%, 13.8% and 11.8% of our revenues, respectively. Sales in these markets accounted for 85.4% of our revenues in 2013.

Direct Markets

We currently have direct sales channels in the United States, Australia, Canada, Israel and Singapore. Our direct sales channels allow us to maintain greater control over our entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers regarding new developments in tastes and preferences, and have greater control over inventory management. Our subsidiaries’ warehouses in each of these countries maintain inventories of our products and are connected to each subsidiary’s sales department. We supply our products primarily to stonemasons, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers to use Caesarstone products for a project.

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

In each of the United States, Australia, Canada and Singapore, we have established direct distribution channels with locations in major urban centers complemented by various sub-distributors or stone suppliers resellers arrangements in certain areas of the United States. In the United States, we have entered into an agreement with IKEA, pursuant to which we exclusively supply all non-laminate slabs to IKEA customers in the United States, as well as fabricating and installing the slabs. We have engaged several third-parties fabricators to provide us with the fabrication and installation services designated for such IKEA’s customers. In 2013, we primarily supplied to such IKEA's customers our quartz surfaces. In each of these markets, we and our sub-distributors supply our products generally to stonemasons who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers to use Caesarstone products for a project.

Indirect Markets

We distribute our products in other territories in which we do not have a direct sales channel through third-party distributors, who generally distribute our products on an exclusive or non-exclusive basis in a specific country or region to fabricators. Fabricators sell our products to contractors, developers, builders and consumers. In most cases, we engage one distributor to serve a country or region. Today, we sell our products in over 40 countries through third-party distributors. Sales to third-party distributors accounted for 13.0% of our revenues in 2013, after our shift to direct distribution in the United States and Canada in the first half of 2011. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, stonemasons, builders and contractors within their respective territory.

We work closely with our distributors to assist them in preparing and executing a marketing strategy and comprehensive business plan; however, our distributors are responsible for the sales and marketing of our products and providing technical support to their customers within their respective territories. To assist our distributors in the promotion of our brand in these markets, we provide our distributors with marketing materials and in certain cases, monetary participation in marketing activities. Our distributors devote significant effort and resources to generating and maintaining demand for our products along all levels of the product supply chain in their territory. To this end, distributors use our marketing products and strategies to develop relationships with local builders, contractors, developers, architects and designers.

Sales and Marketing

Sales

In our direct markets, we primarily sell directly to fabricators (with limited sales to sub-distributors and resellers, such as stone suppliers, in the United States, and excluding our sales to IKEA within which we also provide fabricating and installation services, through third-party fabricators engaged by us), such as in Australia, where we sell our products through our Australian subsidiary, in Canada, where we sell our products through our joint venture, in the United States where we sell our products through our U.S. subsidiary, and in Singapore, where we sell our products through our Singaporean subsidiary. Similar to our indirect markets, in Israel, we sell to a limited number of distributors who sell our products to fabricators; however, we consider this a direct market due to our warranty program, our fabricator technical instruction program and our sales and marketing operations in this country. In our indirect markets we sell to third-party distributors who in turn sell our products to fabricators for sizing, fabricating and installation at a project site. In both cases, we manufacture engineered quartz slabs on a purchase order basis and ship our products from our two manufacturing facilities in Israel.

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

In recent years, our sales department, responsible for our global sales to third parties, which is based in Israel, has focused on penetrating new markets, as well as further developing our key growth markets. We have developed a comprehensive methodology for evaluating and entering new markets. In particular, we analyze several factors within a market, including existing demand for stone products, supported by stone installation capabilities, gross domestic product per capita, the competitive landscape and the economic growth rate. We focus our efforts on those markets that we believe offer significant growth opportunity for our products. Potential distributors are evaluated based on their experience in the surface products industry, logistics and distribution capabilities and suitability to market our products. During the past three years, we significantly increased the number of countries where our distributors operate by appointing distributors in several new countries on an exclusive or non-exclusive basis, including Brazil, Russia and Turkey. We intend to continue to penetrate new markets in collaboration with distributors.

During the past nine years, we have also significantly increased our revenues within our existing key direct markets in the United States, Australia, Canada and Israel. We believe our products still have significant growth opportunities in the United States, Australia and Canada. We intend to continue to invest resources to further strengthen and increase our penetration in each of these markets.

In May 2013, Caesarstone USA entered into an agreement with IKEA, pursuant to which Caesarstone USA will serve as IKEA’s exclusive non-laminate countertop provider in the United States. Pursuant to the agreement, Caesarstone USA sources, fabricates and installs countertop products, including mainly our quartz surfaces. The surfaces provided under this agreement are marketed by IKEA without a brand name. In the future, similar to our agreement with IKEA, we may enter into agreements with other third parties.

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

The goal of our marketing activities is to drive marketing and sales efforts through our distributors while creating demand for our products from fabricators and end-consumers, which we refer to as a “push-and-pull demand strategy”. We believe that the combination of both pushing our products through all levels of the product supply chain while generating demand from end-consumers differentiates us from our competitors in the engineered quartz and surface material industries.

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

We and our distributors implement a multi-channel marketing strategy in each of our territories and market not only to our direct customers, but to the entire product supply chain, including fabricators, developers, contractors, kitchen retailers, builders, architects and designers. We use multiple marketing channels, including advertisements in home interior magazines and websites, the placement of our display stands and sample books in kitchen retails stores and our company website. Through our “Caesarstone University” program we educate fabricators and stonemasons about our products and their capabilities and installation methods through manuals and seminars. As a result, our markets benefit from highly trained fabricators and stonemasons with a comprehensive understanding of our products and the ability to install our products in a variety of applications.

Our marketing materials are developed by our global marketing department in Israel and are used by our distributors and subsidiaries globally. These materials may be slightly adjusted in their respective local market, which helps in combining the special needs of each market and the global consistency of the Caesarstone brand. We offer our distributors a refund of a small percentage of their total purchases from us to buy our marketing materials, such as product brochures, promotional packages, print and online advertising materials, sample books, exhibition infrastructure, signage and stationary and display stands. This provides our distributors with significant flexibility to choose the best marketing strategy to implement in their particular territory. Occasionally, our local marketing departments in Canada, Australia and in the United States develop their own marketing materials in accordance with our global brand guidelines, in addition to using our marketing materials, due to the size and particular characteristics of these territories. In 2013, we spent $16.6 million on direct advertising and promotional activities.

Our websites are a key part of our marketing strategy. We operate a global company website that serves as an international website for all of our distributors. Certain of our third-party distributors and subsidiaries maintain their own websites, which are in accordance with our brand guidelines and linked to our website. Our websites enable fabricators and end-consumers to view currently available designs, photo galleries of installations of our products in a wide range of settings, and read product success stories, which feature high profile individuals’ and designers’ use of our products. We also seek to attract positive attention to our brand and products through a range of other methods, such as home design shows, design competitions, social media, media campaigns and through our products’ use in high profile projects and iconic buildings.

Research and Development

Our research and development department is located in Israel and is comprised of 13 employees with extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. Between 2009 and 2013, a small portion of our research and development efforts had benefited from grants from the Office of the Chief Scientist in the Israeli Ministry of Economy. In 2013, research and development costs, net of participation by the OCS, accounted for approximately 0.6% of our total revenues.

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

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our indirect markets, we provide all of our distributors a limited direct manufacturing defect warranty. In all of our indirect markets, distributors are responsible for providing warranty coverage to end-customers. The warranties provided by our distributors vary in length with a three-year warranty provided in Europe. We provide end-consumers with a limited lifetime warranty in the United States and a ten-year warranty in Australia. For end-consumers, warranty issues on our products sold abroad are addressed by our local distributor. In Israel, we provide end-consumers with a direct warranty on our products for three years. Generally, following an end-consumer call, technicians are sent to the product site within 24 hours. We provide our distributors with training and knowledge for handling local warranty issues, and our personnel in Israel are available to our distributors to address warranty issues on an as-needed basis. We believe our comprehensive global customer service capabilities differentiate our company from our competitors.

We also differentiate ourselves from our competitors through our “Caesarstone University” program by providing important services to fabricators, stonemasons and distributors, including readily accessible resources and tools regarding the installation and fabrication of our products. The education of fabricators and stonemasons minimizes defects and improves the installed finished product at the end consumers’ project site. We believe this program contributes to the low number of warranty claims on our products.

Raw Materials and Service Provider Relationships

Quartz, pigment and polyester and other polymer resins are the primary raw materials used in the production of our products. We acquire our raw materials from third-party suppliers. Suppliers ship our raw materials to our manufacturing facilities in Israel, primarily by sea. All of our raw materials are inspected at the suppliers’ facilities and upon arrival at our manufacturing facilities in Israel. We believe our strict raw material quality control procedures differentiate our products from our competitors because they contribute to our products’ limited number of product defects and the superior quality and appearance of our products.

Our principal raw material, quartz, is acquired from manufacturers generally in Turkey, India, Israel and a number of European countries. We require supplies of particular grades of quartz, including quartzite, for our products. We acquire quartzite from four suppliers in Turkey, with the major part acquired from Mikroman. We currently purchase quartz from quartz suppliers in turkey, including Mikroman, based on business understandings with respect to prices and quantities applicable to 2014 and we expect these terms to remain unchanged through the end of 2014. If we are unable to agree upon prices in the future with such suppliers and such suppliers cease supplying us with quartzite or if our supply of quartz generally from Turkey is adversely impacted, we would need to locate and qualify alternate suppliers, which could take time, lead to a delay, increase costs and require adjustments to the appearance of our products, which could materially adversely impact our business and results of operations. We typically transact business with our quartz suppliers on an annual framework agreement basis, under which we execute purchase orders from time to time. Other than with respect to the quartzite that we obtain from our Turkish suppliers, we believe that the raw materials we use are available from additional sources within a relatively short period of time.

Raw quartz must be processed into finer grades of sand and powder before we use it in our manufacturing process. We purchase quartz from our quartz suppliers already processed by them. The price of quartz was relatively stable during the last few years, but recently we have experienced an increase when renewing our annual supply contracts for 2014 with the Turkish quartzite suppliers given the increasing global demand for quartz. Any future increases in quartz prices may adversely impact our margins and net income.

In most cases, we purchase polyester and other polymer resins based on monthly and up to quarterly purchase orders with several suppliers outside of Israel. However, currently, suppliers are unwilling to agree to preset prices for periods longer than one or two months. The cost of polyester and other polymer resins, which generally correlates with oil prices, has fluctuated significantly. In 2009, average polyester prices decreased by approximately 27%, and increased by 20% and 12% in 2010 and 2011, respectively. In 2012, however, polyester prices stabilized with an approximately 1% decrease in average prices during this period. In 2013, polyester prices continued to be stable with an approximately 2% increase in average price. In the past, we have minimized the impact of these fluctuations on our results of operations through advance purchases of inventory whenever possible and through implementing cost control measures and programs to enhance the efficiency of other elements of our manufacturing operations .

Our pigments are purchased in Israel and from suppliers abroad. We are exposed, although to a lesser extent than with resins, to fluctuations in the prices of pigments.  Our strategy is to maintain, whenever practicable, multiple sources for the purchase of our raw materials to achieve competitive pricing, provide flexibility and protect against supply disruption.

Manufacturing and Facilities

Our products are manufactured at our two manufacturing facilities located in Kibbutz Sdot-Yam in central Israel and Bar-Lev Industrial Park in northern Israel. We completed our Bar-Lev manufacturing facility in 2005, which included our third production line, and we established our fourth production line at this facility in 2007, which doubled our production capacity. Finished slabs are shipped from our facilities to distributors and customers worldwide. We maintain two fully automated production lines at our Sdot-Yam facility and two such full lines with a partial line to be completed to a full third line at our Bar-Lev manufacturing facility. We are working our existing production capacity to meet anticipated demand through the completion of the construction of a fifth production line at our Bar-Lev manufacturing facility in Israel and the construction of a new manufacturing facility with capacity for two production lines in the United States. We have completed the first phase of our fifth production line at our Bar-Lev manufacturing facility and it has been operational since the fourth quarter of 2013. We expect to complete the second phase in the second quarter of 2014. The first production line in the new U.S. facility is planned to be operational in the second quarter of 2015 and the second production line is planned to be operational in the fourth quarter of 2015. During the interim period until the expansion projects are complete, we are acquiring and expect to further acquire a limited number of basic slab models from third party engineered stone manufacturers which we re-qualify to meet demand for our products.

The manufacturing process for our products involves blending approximately 90% natural crushed quartz with approximately 10% polyester and other polymer resins and pigments. Using machinery acquired primarily from Breton S.p.A, the leading supplier of engineered stone manufacturing equipment, together with our proprietary manufacturing enhancements, this mixture is compacted into slabs by a vacuum and vibration process. The slabs are then moved to a curing kiln where the cross-linking of the resin is completed. Lastly, the slabs are gauged, calibrated and polished to enhance shine.

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

Seasonality

For a discussion of seasonality, please refer to “ITEM 5: Operating Results—Quarterly results of operations and seasonality”.

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

The engineered quartz surface market is highly fragmented and is also served by a number of regional and global competitors. We also face competition from low-cost manufacturers in Asia, particularly in Australia, and the United States. Large multinational companies have also invested in their engineered quartz surface production capabilities. We believe that we are likely to encounter strong competition from these competitors as a result of consolidation that may take place in the industry in the future. Such consolidation is likely to occur as a result of the economies of scale associated with engineered quartz manufacturing that are becoming important to remain competitive in an increasingly global engineered quartz surface market and will be increasingly important as the engineered quartz market matures in the future.

Information Technology Systems

We believe that an appropriate information technology infrastructure is important in order to support our daily operations and the growth of our business. Our enterprise resources planning (“ERP”) software provides us with accessible quality data and allows us to accurately enter, price and configure valid products in a made-to-order, demand-driven manufacturing environment. Carefully maintained infrastructure is critical, given that our products can be built in a number of combinations of sizes, colors, textures and finishes, and our production control software enables us to carefully monitor the quality of our slabs. Given our recent global expansion, we implemented a global ERP based on an Oracle platform, starting with Israel and Canada, where operations commenced in April 1, 2013. We intend to expand implementation in Australia and the United States during 2014. We estimate that it will require capital expenditures of approximately $2.74 million for the entire project, $1.6 million of which were spent during implementation in Israel and Canada.

Intellectual Property

Our Caesarstone brand is central to our business strategy, and we believe that maintaining and enhancing the Caesarstone brand is critical to expanding our business.

We have obtained trademark registrations in certain jurisdictions that we consider material to the marketing of our products, all of which are used under the trade name Caesarstone, including CAESARSTONE®, CONCETTO®, and our Caesarstone logo. We have obtained trademark registrations for additional marks that we use to identify certain product collections, including SUPREMO® and MOTIVO®, as well as other marks used for certain of our products. While we expect our applications to mature into registrations, we cannot be certain that we will obtain such registrations.

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

We began to pursue a strategy of seeking patent protection for some of our latest technologies. We have obtained patents for certain of our technologies and have pending patent applications that were filed in various jurisdictions, including the United States, Europe, Australia, China and Israel, which relate to our manufacturing technology and certain products. No patent application is material to the overall conduct of our business.

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

From time to time, we face environmental compliance issues related to our two manufacturing facilities in Israel. At present, we are considering remedial steps to address issues related to the following:

•
In January 2010, the IMPE ordered us to remove sludge waste that was disposed of in 2009 in a number of locations in northern Israel claiming that such disposal was unlawful. We have engaged in discussions with the IMPE with respect to which sites will require waste removal. We performed a feasible and practical clean-up project but have  yet to receive any acknowledgement by the IMPE that no further actions are necessary in relation with such sludge. As of December 31, 2013, we have reserves of approximately $0.6 million, which we believe to be adequate for anticipated future clean-up expenditures if required by the IMPE.

•
In April 2013, the IMPE analyzed our sludge waste and alleged that such sludge waste, which had been classified as construction waste, should be reclassified as hazardous waste due to a few ingredients included therein. Such a classification would result in the need to dispose the waste at a different disposal site, which involves much higher expenses compared to our current disposal costs. We believe that the ingredients, which are burned during our production process, are not hazardous within our products. We are in the process of discussing this matter with the IMPE, with the aim of obtaining their agreement that no change in our sludge-waste classification is required; although, we have no assurance that we will be successful in such discussions.

•
We have been required by the IMPE to comply with the applicable requirements under the law and regulations related to styrene gas emission at both of our plants in Israel. In December 2013, we completed the initial installation of a system in our Bar-Lev manufacturing facility to reduce styrene emission and as the system is currently in its startup stage, we are in the process of examining the results of its operation. A plan for the installation of such system in our Sdot-Yam facility was presented to the IMPE and is currently expected to be operational in November 2014. However, the IMPE has asked us to participate in a hearing to address allegations that, based on the IMPE’s procurement of several gas emission samplings from our Sdot-Yam plant, we exceeded the ambient air standards. Following such hearing, the IMPE decided not to limit, for now, our manufacturing scope at our Sdot-Yam plant, but it has decided to commence an inquiry with respect to a suspicion that we exceeded from the threshold of styrene ambient air standards during 2013. Pursuant to such hearing, we were required to promptly apply intermediate measures to correct the styrene ambient air standards by April 1, 2014, until we install a new system by which we can conclusively solve any exceeded emission of styrene gas. We have installed intermediate measures and we believe that the styrene emissions outside the plant have been reduced; although, there is no assurance that we will succeed in complying with the required standards on a continuous basis by relying solely on such intermediate measures.

•
We are in the process of developing plans to address the issue of waste water treatment, and while we currently do not believe such plans will result in material expenditures, we can provide no assurance that material expenditures will not be required in the future. We currently dispose of waste water from our Bar-Lev manufacturing facility to a treatment plant pursuant to a temporary permit obtained from the IMPE that was recently extended until June 30, 2014. In addition, we currently dispose of waste water at our Sdot-Yam facility pursuant to a temporary permit obtained from the environmental unit of the local municipal authority that is valid through August 1, 2014; however, we have not received approval from the IMPE for this waste water disposal. In the case that an alternative solution for disposal of the waste water is not found prior to the expiration of these permits, we will endeavor to obtain an extension. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which could negatively impact our financial condition and results of operations. Our ability to obtain necessary permits and approvals may be subject to additional costs and possible delays beyond what we initially plan for. In addition, our manufacturing facilities, and those of our raw material suppliers, must comply with applicable regulatory requirements.

•
In May 2011, we received a letter from the Israeli fire regulation authorities detailing fire protection measures required at our facility in Kibbutz Sdot-Yam to obtain the necessary fire regulatory approval for such facility. We have established a program with the fire regulation authorities to adjust our fire protection measures to comply with their requirements. We expect this program to be completed by us in 2014.

•
To obtain the permits we are required to receive in connection with the construction we completed at our Sdot-Yam facility in the recent past, we must comply with the IMPE's requirements related to styrene ambient standards and waste water. In addition, to maintain the permits necessary to operate the fifth production line at our Bar-Lev manufacturing facility, which construction includes two phases, the first of which was completed during the fourth quarter of 2013 and the second is expected to be completed during the second quarter of 2014, we must comply with the IMPE's requirements related to styrene ambient standards and waste water.

Other than as described above, we believe that we operate our facilities in compliance in all material respects with applicable environmental requirements. However, there can be no guarantee that these or newly discovered matters will not result in material costs.

Legal proceedings

See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings”.

C.	Organizational Structure

The legal name of our company is Caesarstone Sdot-Yam Ltd. and Caesarstone was organized under the laws of the State of Israel. We have four wholly-owned subsidiaries: Caesarstone Australia PTY Limited, which is incorporated in Australia, Caesarstone South East Asia PTE LTD, which is incorporated in Singapore, Caesarstone USA, Inc. and Caesarstone Technologies USA, Inc. (which is wholly-owned by Caesarstone USA, Inc.), both of which are incorporated in the United States. Furthermore, we own the majority of the shares of our subsidiary, Caesarstone Canada Inc., which is incorporated in Canada. We sell our products in over 50 countries through our subsidiaries and distributors.

D.	Property, Plants and Equipment

Our manufacturing facilities are located on the following properties in Israel:

Properties	Owner's rights	Location	Purpose	Size
Kibbutz Sdot-Yam(1)	Short-Term Renewing Lease	Caesarea, Central Israel	Headquarters, manufacturing facility, research and development center	31,644 square meter of facility and 55,207 square meter of un-covered yard*
Bar-Lev Industrial Park manufacturing facility (2)	98-Year Lease	Carmiel, Northern Israel	Manufacturing facility	22,137 square meter of facility and 40,461 square meter of un-covered yard*
Bar-Lev Industrial Park warehouse (3)	N/A	Carmiel, Northern Israel	Warehouse	600 square meter of un-covered yard*
Belfast Industrial Center(4)	Ownership	Richmond Hill, Georgia, United States	Manufacturing facility under construction	185,751 square meter of land

* Square-meter figures with respect to properties in Israel are based on data measured by the relevant municipalities used for local tax purposes

(1)
Leased pursuant to a land use agreement with Kibbutz Sdot-Yam entered into in March 2012 with a term of 20 years, which replaced the former land use agreement. The lands on which these facilities are located are held by the ILA and leased or subleased by Kibbutz Sdot-Yam pursuant to the following agreements: (i) a lease from the ILA signed in July 1978 that commenced in 1962 and expired in 2011 and has been extended pursuant to an option in the lease agreement for an additional 49 years through 2060 (ii) a lease from the ILA to Kibbutz Sdot-Yam that expired in 2009, and (iii) a long-term lease that expires in 2037 to Kibbutz Sdot-Yam by the Caesarea Development Corporation of lands, title to which is held by the ILA. Kibbutz Sdot-Yam is currently negotiating a long-term lease agreement with the ILA to replace the second lease agreement referred to above. To date, the expirations of the first and second lease agreements referred to above have not had any impact on our ability to use the facilities located on the property subject to the leases and we do not currently believe that they will have a material impact in the future pending completion of the negotiations for the lease extension or new long-term lease, respectively. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land use agreement”.

(2)
Leased pursuant to a long-term lease agreement with the ILA entered into on June 6, 2007 to use the premises for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. Pursuant to the land purchase and leaseback agreement signed on March 31, 2011, effective as of September 1, 2012, between Kibbutz Sdot-Yam and us, we have agreed that Kibbutz Sdot-Yam will acquire from us our rights in the lands and facilities of the Bar-Lev Grounds in consideration for NIS 43.7 million ($10.9 million). The land purchase agreement was simultaneously executed with a land use agreement pursuant to which Kibbutz Sdot-Yam permits us to use the Bar-Lev Grounds for a period of ten years with an automatic renewal for an additional ten years unless we notify Kibbutz Sdot-Yam that we do not wish to renew at least two years before the termination of the initial ten-year period. Pursuant to the Agreement For Arranging For Additional Accord, we have entered into the Agreement For Additional Land, pursuant to which Kibbutz Sdot-Yam acquired additional land on the grounds near our Bar-Lev manufacturing facility, which we required for the extension of our Bar-Lev manufacturing facility in connection with the construction of the fifth production line and leased it to us at market value. For more information, see “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback”.

(3)
On September 11, 2013, we entered into a lease agreement, to use the premises solely for the purpose of storing quartz slabs manufactured by us, for an initial period of 12 months, with an option to renew the lease for an additional two periods of 12 months each.

(4)
On September 17, 2013, we entered into a purchase agreement, for the purchase of approximately 45.9 acres of land in Richmond Hill, Georgia, United States, comprised of approximately 36.9 acres of upland and approximately nine acres of wetland for our new U.S. manufacturing facility to be established. According to the purchase agreement, we have an option to purchase additional land situated adjacent to the purchased land, consisting of approximately 19.4 acres of land, comprised of approximately 17.9 acres of uplands and approximately 1.5 acres of wetland.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2013 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

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

Founded in 1987, Caesarstone is a pioneer in the engineered quartz surface industry. We have grown to become the largest provider of quartz surfaces in Australia, Canada, Israel, France and South Africa, and have significant market share in the United States and Singapore. Our products accounted for approximately 12% of global engineered quartz by volume in 2012. Our sales in the United States, Australia, Canada and Israel, our four largest markets, accounted for 34.6%, 25.2%, 8% and 11.8% of our revenues in 2013, respectively. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future.

We have direct sales channels in the United States, Australia, Canada, Israel and Singapore. Since acquiring our U.S. distributor in May 2011, we now generate the substantial majority of our revenues in the United States from direct distribution of our products, including in the Mid-Atlantic and Midwest, where we commenced direct distribution in January 2012 and November 2012, respectively. In Australia, we distribute directly to stonemasons and fabricators, and in January 2012, we expanded our direct distribution to Southern and Western Australia thereby expanding our direct distribution to all of Australia. In Israel, we distribute our products directly to several local distributors who in turn sell to fabricators. In October 2010, we began selling our products in Eastern Canada through a joint venture in which we hold a 55% interest. We commenced selling our products through the joint venture in Western Canada in May 2011. In October 2011, following the acquisition of our former Singaporean distributor’s business, we began selling our products directly in Singapore. In our remaining markets, we distribute our products through third-party distributors. In each of these indirect markets, fabricators typically sell our products to end consumers, contractors, developers and builders who are generally advised by architects and designers regarding the use of our products. Our strategy is to generate demand from all groups in our product supply chain.

Despite the global economic downturn that began in 2008 and continues to impact European markets, we experienced annual compound revenue growth of 11.5% from 2007 to 2009, 22.2% from 2009 to 2012 and 20.2% from 2012 to 2013. Our growth from 2007 to 2012 was impacted significantly by the acquisition of the distribution channels in Australia, the United States and Canada, while 2013 growth represents only organic growth. From 2007 to 2013, our gross profit margins improved from 27.4% to 45.5%, adjusted EBITDA margins increased from 18.4% to 25.7%, and adjusted net income increased from 9.2% to 17.9% over the same period. We attribute this sales and margin growth to the acquisition of the business of our former Australian and U.S. distributors, our transition to direct distribution in Canada, our penetration of new markets, increased operational efficiencies and a change in product mix towards an increased differentiated offering.

Our strategy is to continue to be a global market leader in quartz surface products. We continue to invest in developing our premium brand worldwide and to further expand our differentiated product offering. We intend to continue to expand our sales network by further penetrating our existing markets as well as entering new markets. We believe that a significant portion of our future growth will come from continued penetration of our U.S., Australian and Canadian markets. We believe our expansion into new markets that exhibit an existing demand for stone products and stone installation capabilities will contribute to our future growth in the long term. We believe there will be consolidation in the quartz surface industry in the future and to remain competitive in the long term, we will need to grow our business both organically and through the acquisition of third-party distributors, manufacturers and/or raw material suppliers.

Our functional currency has been the U.S. dollar since July 1, 2012. Until June 30, 2012, our functional currency was the NIS and our reporting currency was the U.S. dollar. For a further discussion of the change of functional currency, see note 2b under "ITEM 18: Financial Statements". For the periods in which our functional currency was the NIS, the financial data presented in the following discussion has been translated into U.S. dollars using the method of conversion used to translate our financial statements, the current rate method.

Factors impacting our results of operations

We consider the following factors to be important in analyzing our results of operations:

•
Our sales are impacted by home renovation and remodeling and new residential, and to a lesser extent, commercial and construction spending trends. Spending in each of these sectors declined significantly in 2009 compared to 2008 in most of the markets in which we operate and, from 2010 through 2011, many of these markets, including the United States and Europe, did not recover or recovered only to a certain degree. In 2012, the U.S. housing starts recovered, growing 28.2% from 2011, and improved an additional 18.2% in 2013, while home renovation and remodeling spending grew 6.6% in 2012 and is estimated to have grown 7.8% in 2013 according to the Joint Center for Housing Studies, Harvard University. In Australia, housing starts increased by 10.8% from July 2012 to July 2013 after an aggregate 16% decrease from July 2010 to June 2012. In addition, home renovation and remodeling in Australia decreased 6.9% from July 2012 to June 2013 after a 2.6% decrease from July 2011 to June 2012. Despite the 2007 to 2009 global downturn, prevailing weak economic conditions in Europe and mixed economic conditions in Australia and the United States, as described above, we experienced compound annual revenue growth of 18.2% between 2007 and 2013 through increased penetration of quartz in kitchen countertop applications, market share gains in some of our key markets, and an increase in average selling prices associated with our establishment of new direct distribution channels and the expansion of our differentiated product offering. In 2012, our revenue increased in all regions, except Europe and Israel, which were largely impacted by exchange rate fluctuations. Sales in the United States and Canada increased significantly with a full year of direct distribution in each market contributing to such growth as well as positive building industry trends and increasing quartz penetration in these markets. In 2013, our revenue increased in all regions, with the most significant growth in sales in the United States, growing by over 40% leveraging our increased distribution footprint, the successful introduction of the Super-Natural collection, supported by a positive housing market.

•
Our gross profit margins have improved significantly over recent years, with 45.5% margin in 2013 (44.5% excluding the $3.5 million credit to cost of revenues related to the inventory change of estimate, which occurred in the second quarter of 2013), compared to 43.0% in 2012, 40.2% in 2011 and 39.4% in 2010. The primary reason for these gross profit margin improvements from 2010 to 2012 was our transition to direct distribution in Canada in October 2010 and in the United States in May 2011, which enabled us to retain the full margin on our sales in these markets. General operational cost reduction strategies and favorable volume impact, which lowered costs per unit on fixed and semi-variable costs of goods sold, also contributed to the improvement. In 2013, we leveraged the introduction of our Super-Natural products to improve gross margin further. In 2014 we expect our additional production line to be operational starting the second quarter, while we commence the construction of a new production facility in the United states. We believe these investments will cause temporary inefficiencies that will adversely impact our margins in 2014 and 2015.

•
Our operating income margins were 12.4% on 2009, 19.7% in 2010 14.5% in 2011, 16.8% in 2012 and  21.3% in 2013 (20.3% excluding the $3.5 million credit to cost of revenues related to the inventory change of estimate, which occurred in the second quarter of 2013). The improvement in our operating income margins in 2010 compared to 2009 is primarily attributable to improved gross profit margins during this period combined with positive volume impact relative to operating costs. Lower operating income margin in 2011 compared to in 2010 resulted primarily from an increase in operating expenses related to our direct distribution in the United States and Canada, increased marketing expenses associated with brand-building investments, raw material cost increases and higher inventory carrying costs in the amount of $4.0 million in connection with our acquisition of Caesarstone USA. The increase from 2011 to 2013 was primarily as a result of the improvement in gross margins explained above along with economies of scale benefits on operating expenses that we started to leverage in 2013, mainly in the United States and Canada.

•
In 2005, we commenced operations with a third manufacturing line at a new manufacturing facility in the Bar-Lev Industrial Park in northern Israel. We subsequently established a fourth production line in 2007 with the addition of a second production line at our Bar-Lev manufacturing facility. We expect to increase our existing production capacity with a fifth production line at our Bar-Lev manufacturing facility in Israel. The operation of the fifth production line in the Bar-Lev manufacturing facility includes two phases. The first phase was completed during the fourth quarter of 2013 and the second phase is expected to be completed during the second quarter of 2014.  The first production line in the new U.S. facility is planned to be operational in the second quarter of 2015 and the second production line is planned to be operational in the fourth quarter of 2015. Our investments related to these production capacity increases in Israel and the United States are estimated to be approximately $22 million and $100 million, respectively.

•
As an increasing portion of our products are sold through direct channels, our revenues and results of operations exhibit some quarterly fluctuations as a result of seasonal influences which impact construction and renovation cycles. Due to the fact that certain of our operating costs are fixed, the impact on our adjusted EBITDA, adjusted net income and net income of a change in revenues is magnified. We believe that the third quarter tends to exhibit higher sales volumes than other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere with the effort to complete new construction and renovation projects before the new school year. Conversely, the first quarter is impacted by the winter slowdown in the northern hemisphere in the construction industry and depending on the date of the spring holiday in Israel in a particular year, the first or second quarter is impacted by a reduction in sales in Israel due to such holiday. Similarly, sales in Australia during the first quarter are negatively impacted by fewer construction and renovation projects. The fourth quarter is susceptible to being impacted from the onset of winter in the northern hemisphere.

•
We conduct business in multiple countries in North America, South America, Europe, Asia Pacific, Australia and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S. dollars and Australian dollars with the balance denominated in Canadian dollars, Euros and NIS. In 2013, 36.9% of our revenues were denominated in U.S. dollars, 25.2% in Australian dollars, 13.8% in Canadian dollars, 12.3% in Euros and 11.8% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, Euros and NIS, with a smaller portion in the Australian dollars and Canadian dollars. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably impact our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward contracts, which are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133). As of December 31, 2013, we had outstanding contracts with a notional amount of $65.1 million. These transactions were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was $2.3 million, which is included in current assets and current liabilities, at December 31, 2013.

Components of statements of income

Revenues

We derive our revenues from sales of quartz surfaces, mostly to fabricators in our direct markets and to third-party distributors in our indirect markets. In Australia (as of March 2008), Eastern Canada (as of October 2010), Western Canada (as of May 2011), the United States (as of May 2011) and Singapore (as of October 2011) the initial purchasers of our products are stonemasons and fabricators. Direct sales accounted for 71.4% of our total sales in the first half of 2011, 86.8% of our total sales in the second half of 2011, after our shift to direct distribution in the United States and Western Canada and 86.6% and 87.0% for the years ended December 31, 2012 and 2013, respectively. In Israel, the initial purchasers are local distributors who in turn sell to fabricators. In the United States, we also sell our products to a small number of sub-distributors, stone resellers and to IKEA. We consider Israel to be a direct market due to the warranty we provide to end-consumers, our local fabricator technical instruction programs and our robust local sales and marketing activities. The initial purchasers of our products in our other markets are our third-party distributors who in turn sell to sub-distributors and fabricators.

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

The warranties that we provide vary by market. In our indirect markets, we provide all of our distributors with a limited direct manufacturing defect warranty. In all of our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In Australia, Canada, the United States and Singapore, we provide end-consumers with a limited warranty on our products for interior countertop applications. In Israel, we typically provide end-consumers with a direct limited manufacturing defect warranty on our products. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, which increases our cost of revenues. Historically, warranty claims have been low, accounting for approximately 0.3% of our total goods sold in 2013.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2013	2012	2011
United States	34.6%	29.3%	23.0%
Australia	25.2	30.0	34.0
Canada	13.8	13.6	11.4
Israel	11.8	12.3	14.9
Europe	6.4	7.0	8.8
Rest of World	8.2	7.9	7.9
Total	100.0%	100.0%	100.0%

We were able to increase our revenue from Australia between 2011 and 2013 by 1.9% despite a 16.7% decrease in new residential construction and a 2.6% reduction in home renovation and remodeling construction between July 2010 and June 2011. Revenues in the United States totaled $31.0 million in 2010 when we sold our products to our now former U.S. third-party distributor. Revenues in the United States increased by 93.2% in 2011 due to our transition to direct distribution in May 2011, which resulted in an increase of 9.8% in sales volume and a significant increase in average selling prices. Revenues in the United States increased by 42.2% and 45.2% in 2013 and 2012, respectively, due to 21.3% of organic growth from executing our direct distribution strategy in this market, positive building industry trends, along with the benefits associated with operating for a full year following the acquisition of Caesarstone USA. In Canada, from 2009 to 2013, the housing market remained relatively strong and quartz’s penetration of the countertop industry grew. We increased our revenue by 22.1% from 2012 to 2013 and by 35.8% from 2011 to 2012 after our transition to direct distribution in this market. Our shift to direct distribution in Canada resulted in an increase in sales volume of 74.2%% from 2011 to 2013 and an increase in average selling prices. Our revenues in Europe in 2010, 2011, 2012 and 2013 have declined significantly compared to 2007 and 2008 and have not recovered due to challenging macroeconomic conditions in Europe. The rate of revenue growth in Israel is less than other regions due to the significant penetration of quartz in Israel and our large market share. Rest of world revenues increased by 41.4% between 2011 and 2013 due to our stronger presence in existing markets and our expansion into new markets. As we expand our operations, part of our strategy is to increase the percentage of revenue contributed by the United States and Canada and reduce our historical dependence on the Australian and Israeli markets.

We did not have any customer in 2011, 2012 or 2013 that accounted for more than 5% of our revenues after the acquisition of our now former U.S. distributor, Caesarstone USA, which accounted for 5% of our sales in the United States in 2011, prior to us acquiring the remaining 75% ownership interest of it in May 2011.

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

Cost of revenues and gross profit margin

Approximately 50% of our cost of revenues is raw material costs. Our principal raw materials are quartz, polyester and other polymer resins and pigments. In 2013, quartz and polyester and polymer resins jointly accounted for approximately 75% of our total raw material cost, with quartz accounting for approximately one-third of our total raw material cost. The balance of our cost of revenues consists primarily of manufacturing costs and related overhead. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the case of our indirect distribution channels, we bear the cost of delivery to the Israeli seaport and our distributors bear the cost of delivery from the seaport to their warehouses.

One of our principal raw materials, quartz, is acquired from quartz manufacturers primarily in Turkey, India, Portugal and Israel. Our products incorporate a number of types of quartz, including quartzite. We acquire quartzite from four suppliers in Turkey, with the major part acquired from Mikroman. We typically transact business with our other suppliers also on an annual framework agreement basis, under which we execute purchase order from time to time. Prior to the manufacturing process, boulder quartz and processed crushed quartz must be processed into finer grades of fractions, granules and powder. Until January 2012, we received quartz processing services from our quartz suppliers and from Microgil, a third-party processor in Israel, although our quartz suppliers now exclusively perform this service for us. Quartz accounted for approximately 30% of our raw materials cost in 2013. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. For example, if the cost of quartz was to rise by 10% and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would experience a decrease of approximately 0.9% in our gross profit margin. We do not have long-term supply contracts with our suppliers of quartz. The price of quartz was relatively stable during the last few years, but recently we have experienced an increase when negotiating prices for 2014 with our Turkish quartzite suppliers, given the increasing global demand for quartz. Any future increases in quartz prices may adversely impact our margins and net income.

We purchase polyester and other polymer resins based on monthly and up to quarterly purchase orders with several suppliers outside of Israel. Given the significance of polyester and other polymer resins costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in their price, which generally correlates with oil prices and had fluctuated significantly between 2008 and 2011, but stabilized during 2012 and 2013. If the price of polyester and other polymer resins was to rise by 10%, and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would realize a decrease of approximately 2% in our gross profit margins. We have found that increases in prices are difficult to pass on to our customers. The price of these resins has risen significantly from June 2009 through April 2011, although prices have subsequently declined moderately.

The gross profit margins on sales in our direct markets are generally higher than in our indirect markets in which we use third-party distributors, due to the elimination of the third-party distributor’s margin. In many markets, our expansion strategy is to work with third-party distributors who we believe will be able to increase sales more rapidly in their market than if we distributed our products directly. However, in several markets we distribute directly, including the United States, Australia and Canada. In the future, we intend to evaluate other potential markets to distribute directly.

Research and development, net

Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as incurred. Our research and development expenses were partially offset, through 2013 by financing through grants from the Office of the Chief Scientist of the Ministry of Economy of the State of Israel (the “OCS”). We recognize such participation grants at the time at which we are entitled to such grants on the basis of the costs incurred and include these grants as a deduction from research and development expenses. This OCS program ended during 2013.

The Israeli law under which OCS grants are made requires royalty payments and limits our ability to manufacture products, or transfer technologies developed using these grants outside of Israel. Based on statements by the OCS, we believe that our development project operated under the OCS funding will be exempted from any royalty payment obligation. If we were to seek approval to manufacture products, or transfer technologies developed using these grants, outside of Israel, we could be subject to additional royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal charges. We believe that our planned construction of a new production facility in the United States will not subject us to any royalty payment obligations or require us to refund any grants because our OCS grants financed our development of a product that has not been commercialized yet and are not planned to be manufactured at the U.S. production facility. In addition, based on OCS statements, we believe that our OCS funding is exempted from royalty payment obligations. Our development project operated under the OCS funding arrangement began in August 2009. We recognized OCS funding of $0.2 million in 2011, $0.3 million in 2012 and $0.01 million in 2013.

Marketing and selling

Marketing and selling expenses consist primarily of compensation and associated costs for personnel engaged in sales, marketing, distribution, customer service and advertising and promotional expenses. As we had invested significantly in 2011 and 2012 in building our acquired direct distribution channels in the  U.S. and Canadian markets, marketing and selling expenses in general, and advertising expenses in particular, increased in both absolute and percentage terms in both years, when we increase the number of sales and marketing professionals and expand our marketing activities. In 2013, our absolute spending increased but decreased as a percentage of revenues, as we expect to be the case in the long-term.

General and administrative

General and administrative expenses consist primarily of compensation and associated costs for personnel engaged in finance, human resources and administrative activities, as well as legal and accounting fees. General and administrative expenses also included management fees paid, until the IPO, to Kibbutz Sdot-Yam in the amount of $0.5 million in 2012 and $3.1 million in 2011, and to Tene in the amount of $0.2 million in 2012 and $0.9 million in 2011. The management service agreement expired in March 2012 following our IPO. See “—Other factors impacting our results of operations—Agreements with Kibbutz Sdot-Yam” and “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions”.

We expect our general and administrative expenses to increase in absolute dollars as we continue to increase our direct distribution operations in the United States and Canada, incur additional costs related to the growth of our business, open a production facility in the United States, further implement our new global ERP system, as well as the costs associated with being a newly public company, including compliance under the Sarbanes-Oxley Act and rules implemented by the SEC and the Nasdaq Stock Market.

Finance expenses, net

Finance expenses, net, consist primarily of borrowing costs, losses on derivative instruments and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. Our bank interest expenses have decreased since 2011 as we paid our commercial debt, while our bank charges increased due to our increased business volume. Interest income increased as we accumulated cash generated by our March 2012 IPO and on-going cash flow. However, the main reason for the year-over-year reduction in finance expenses was the reduction in expenses related to foreign exchange rates as our exchange rates trended favorably in 2011 relative to 2010, were relatively neutral in 2012 and trended significantly unfavorably during 2013, with our derivatives generated an offsetting impact.

Corporate taxes

As we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 10.9% in 2011, 14.5% in 2012 and 13.8% in 2013.

The standard corporate tax rate for Israeli companies in 2010 was 25% of their taxable income, decreased to 24% in 2011 and increased back to 25% in 2012 and 2013 and to 26.5% in 2014 onwards. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective country of organization. Until the end of the 2010 tax year, we operated under three “Approved Enterprise” programs and one “Beneficiary Enterprise” program under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). Until the end of the 2010 tax year, we were in the benefits period of two programs under the alternative track as part of the “Approved Enterprise” program for the facility in Kibbutz Sdot-Yam, which was defined in the Investment Law. These programs provided seven consecutive years of tax benefits, of which the first two years are at a zero percent tax rate on taxable income produced by the approved assets, and the remaining five years are at a tax rate of not more than 25% on such taxable income. Given the 2010 standard corporate tax rate of 25%, these programs did not provide any tax benefit during the 2010 tax year.

This program provided us with tax exemption during the tax years 2009 – 2010. Under the Investment Law and other Israeli legislation, we are entitled to accelerated depreciation and amortization rates for tax purposes on certain of our assets. We have already utilized the grants and tax exemption benefits, and given the new amendment to the Investment Law (“Amendment No. 68”), all Approved/Beneficiary Enterprise programs are no longer effective as of January 1, 2011.

Effective January 1, 2011, both of our Israeli facilities are under a consolidated “Preferred Enterprise” status under the Investment Law as formulated after Amendment No. 68 went into effect. The “Preferred Enterprise” status provides the portion related to the Bar-Lev manufacturing facility with the potential to be eligible for grants of up to 20% of the investment value in approved assets and a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, as follows: 2011-2012—10%, 2013-2014—7%, and 2015 and thereafter—6%. Subsequently, on August 5, 2013, the 2014 and onwards tax bracket was increased by the "Knesset" to 9%. For the portion related to the Kibbutz Sdot-Yam facility, this status provides us with a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, as follows: 2011-2012—15%, 2013-2014—12.5%, and 2015 and onwards—12%. Subsequently, on August 5, 2013, the 2014 and onwards tax bracket was increased by the "Knesset" to 16%.

For more information about the tax benefits available to us as an Approved Enterprise or as a Beneficiary Enterprise or as Preferred Enterprise, see “ITEM 10: Additional Information—Taxation—Israeli tax considerations and government programs”.

We have entered into a transfer pricing arrangement that establishes transfer prices for our inter-company operations.

Because of our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position. We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors affecting our tax liability, particularly our transfer pricing policy. Accordingly, we estimate that our effective tax rate will range between 12% and 17% of our income before income tax through 2014, increasing to an estimated range of 16% and 21% in 2015, when we expect to conduct significant manufacturing operations in the United States. In the long-term, we anticipate that our effective tax rate will further increase as the portion of our income attributed to the United States manufacturing and to the distribution subsidiaries grows. We cannot provide any assurance that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate may be higher than our estimate.

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

Other factors impacting our results of operations

Payment of compensation and grant of options upon the pricing of the IPO

We paid the following amounts immediately following our IPO in March 2012: (1) $3.0 million to our Chief Executive Officer in connection with 350,000 of our shares granted to him in January 2009 with 175,000 exercised in October 2011 and 175,000 shares automatically exercised upon the closing of the IPO based on the increase in value of our company at the date of the IPO (see “ITEM 6: Directors, Senior Management and Employees—Compensation of Officers and Directors”), and (2) $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to our success. The $1.72 million and $0.25 million amounts were recorded as an expense in the first quarter of 2012 when the offering closed.

In addition, following the IPO in March 2012, we granted certain of our key employees, including our executive officers, options to purchase 1,505,200 ordinary shares with an exercise price equal to the IPO price per share of $11.00 and additional options to purchase 40,000 ordinary shares with an exercise price of $15.84. We recorded share-based compensation expenses related to this grant of $2.5 million in 2013, $3.7 million in 2012 and will record $1.7 million over approximately the following three years from January 2014.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, Kibbutz Sdot-Yam, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by Kibbutz Sdot-Yam, we paid to the Kibbutz an aggregate of $10.8 million in 2013, $10.3 million in 2012 and $12.6 million in 2011.

Certain of our prior agreements with Kibbutz Sdot-Yam were terminated in March 2012 and, other than with respect to our former management services agreement, which was not renewed, a new set of agreements became effective in March 2012. The new agreements provide for similar services to those that were previously provided to us by Kibbutz Sdot-Yam, except that following the closing of our IPO as disclosed in “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback”, we agreed to Kibbutz Sdot-Yam acquiring from us our rights in the lands and facilities of the Bar-Lev Industrial Center, (the “Bar-Lev Grounds”) in consideration for NIS 43.7 million ($10.9 million). Following the completion of the transfer in September 2012, Kibbutz Sdot-Yam agreed to permit us to use the Bar-Lev Grounds for a period of ten years thereafter. Our right to use the Bar-Lev Grounds will be automatically renewed unless we give two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million ($1.1 million) to be linked to increases in the Israeli consumer price index, which may be updated by an appraiser. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions”.

The new agreements entered into with Kibbutz Sdot-Yam along with the IPO resulted in an overall reduction of approximately $3.0 million in payments to Kibbutz Sdot-Yam and Tene in 2012 compared to 2011, primarily as a result of the elimination of the management fee. Operating income was impacted by an additional approximately $0.2 million due to the Bar-Lev manufacturing facility sale-leaseback arrangement, which was accounted for as a financing arrangement, generating approximately $0.2 million in annual interest expense in 2012 (which was applicable only with respect to a four month period; in 2013, interest expense related to this agreement was $0.7 million).

In addition, in 2012, we committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($1.0 million) plus value added tax (VAT), required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. The current rate of VAT in Israel is 18%.

Comparison of period to period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2013		2012		2011
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$356,554	100.0%	$296,564	100.0%	$259,671	100.0%
Cost of revenues	194,436	54.5	169,169	57.0	155,377	59.8
Gross profit	162,118	45.5	127,395	43.0	104,294	40.2
Operating expenses:
Research and development, net(1)	2,002	0.5	2,100	0.7	2,487	1.0
Marketing and selling	51,209	14.4	46,911	15.8	34,043	13.1
General and administrative	32,904	9.2	28,423	9.6	30,018	11.6
Total operating expenses	86,115	24.1	77,434	26.1	66,548	25.6
Operating income	76,003	21.3	49,961	16.8	37,746	14.5
Finance expenses, net	1,314	0.4	2,773	0.9	4,775	1.8
Income before taxes on income	74,689	20.9	47,188	15.9	32,971	12.7
Taxes on income	10,336	2.9	6,821	2.3	3,600	1.4
Income after taxes on income	64,353	18.0	40,367	13.6	29,371	11.3
Equity in losses of affiliate	—		—		67
Net income	$64,353	18.0%	$40,367	13.6%	$29,304	11.3%
Net income attributable to non- controlling interest	1,009	0.3	735	0.2	252	0.1
Net income attributable to controlling interest	$63,344	17.8%	$39,632	13.4%	$29,052	11.2%

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues

Revenues increased by $60.0 million, or 20.2%, to $356.6 million in 2013 from $296.6 million in 2012. The increase in revenues primarily resulted from a 14.9% increase in volume of sales, most notably in the United States, Canada and the rest of the world. The introduction of our new supernatural designs in late 2012 in Australia, Israel and Canada and in March 2013 in the United States, along with favorable customer mix, significantly improved average selling prices, which was partially offset by unfavorable exchange rates, primarily related to a weakening of the Australian dollar and the Canadian dollar against the U.S. dollar. On a constant currency basis, revenue grew by $63.9 million in 2013, a growth of 21.6%.

Cost of revenues and gross profit margins

Cost of revenues increased by $25.3 million, or 14.9%, to $194.4 million in 2013 from $169.2 million in 2012. Cost of revenues included a one-time positive inventory adjustment that reduced our cost of revenues by $3.5 million (See ITEM 5: "Application of critical accounting policies and estimates—Inventory valuation"). Cost of revenues increased primarily due to volume increases. Other factors that contributed to the increase include unfavorable exchange rates, related to the strengthening of the NIS and the Euro against the U.S. dollar and unit cost increase, driven by raw material price increase and product mix. Gross margin increased in 2013 to 45.5% from 43.0% in 2012. Excluding the one-time positive inventory adjustment, gross margin was 44.5%. The margin improvement was achieved primarily due to increased average selling price, related to the supernatural designs and due to scale benefits. This was partially offset by unfavorable exchange rates, most notably the weakening of the Australian and Canadian dollar and the strengthening of the NIS against the U.S. dollar.

Operating expenses

Research and development, net. Research and development expenses, net of grants received, decreased by $0.1 million, or 4.7%, to $2.0 million in 2013 from $2.1 million in 2012. The decrease was mainly due to our efficiency improvement program to realign functions between our research and development department and our operations department partially offset by decreased OCS grants, which amounted to $0.01 million in 2013 compared to $0.31 million in 2012.

Marketing and selling. Marketing and selling expenses increased by $4.3 million, or 9.2%, to $51.2 million in 2013 from $46.9 million in 2012. This increase resulted primarily from the need to support a growing business, especially in North America, and from marketing and selling expenses incurred by us as a result of our expanded direct distribution operations in the mid-West and Phoenix regions of the United States.

General and administrative. General and administrative expenses increased by $4.5 million, or 15.8%, to $32.9 million in 2013 from $28.4 million in 2012. This increase was driven by primarily by higher labor cost related to an increase of 31 employees worldwide and the follow-on offering related expenses of $1.3 million. Other increases resulted from the implementation costs of our ERP system, bad debt provisions and the cost of operating as a public company.

Finance expenses, net

Finance expenses, net decreased by 52.6% to $1.3 million in 2013 from $2.8 million in 2012. This decrease resulted primarily from net foreign exchange income, related to gains on our derivatives given the unfavorable exchange rates fluctuations during 2013, mainly in the Australian dollar. Our interest expenses and bank charges, net increased by $0.3 million. despite the increase in our net cash balance due to the introduction of interest expense on the 2012 sale lease back arrangement at the Bar-Lev manufacturing facility and increased volume-related bank charges.

Taxes on income

Taxes on income increased by $3.5 million to $10.3 million in 2013 from $6.8 million in 2012, primarily as a result of an increase of $27.5 million in income before taxes compared with 2012. Effective tax rate reduced from 14.5% of income before taxes in 2012 to 13.8% in 2013, given the lower tax rates associated with our “Preferred Enterprise” status. Those local tax  rates went down in 2013 compare to 2012 from 15% to 12.5% on income generated by the Sdot-Yam facility and from 10% to 7% on income generated by the Bar-Lev manufacturing facility. The decreased rates were offset by higher income attributable to our subsidiaries, where tax rates are higher and $0.6 million deferred tax liability adjustment associated with a newly levied increase in our Israeli tax rate beginning in 2014 (16% for income generated by the Sdot-Yam facility and 9% for income generated by the Bar-Lev manufacturing facility).

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by $0.3 million from $0.7 million in 2012 to $1.0 million in 2013. This increase was due to higher income generated by Caesarstone Canada Inc. in 2013 compared to 2012.

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

Taxes on income

Taxes on income increased by $3.2 million to $6.8 million in 2012 from taxes on income of $3.6 million in 2011, primarily as a result of an increase of $14.2 million in income before taxes compared with 2011 and an increase of the effective tax rate from 10.9% to 14.5% from 2011 to 2012. The higher effective tax rate for 2012 was primarily the result of a tax benefit of $1.8 million due to a change in the Israeli tax laws in 2011, partially offset by a $0.8 million increase in taxes as a result of a settlement in 2011 with the Israeli tax authorities. In 2012, taxes on income recorded were $7.2 million lower as a result of lower tax rates associated with our “Preferred Enterprise” status. This was offset by $1.0 million in charges related to non-deductible expenses, $0.6 million related to higher tax rates of our subsidiaries and $0.3 million of certain other tax liabilities. Excluding the impact of these three factors, our effective tax rate for 2012 would have been 25.6%, similar to the current Israeli corporate tax rate of 25%.

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

Quarterly results of operations and seasonality

The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from January 1, 2012 to December 31, 2013. We also present reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended,
	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sep. 30, 2012	Jun. 30, 2012	Mar. 31, 2012
	(in thousands of U.S. dollars, except percentages)
Consolidated Income Statement Data:
Revenues	$96,813	$94,320	$88,977	$76,444	$76,222	$77,556	$75,440	$67,346
Revenues as a percentage of annual revenue	27.2%	26.5%	25.0%	21.4%	25.7%	26.2%	25.4%	22.7%
Gross Profit	$41,583	$41,998	$44,320	$34,217	$31,857	$34,923	$32,464	$28,151
Operating Income	19,773	20,917	22,242	13,071	12,190	16,704	13,906	7,161
Net Income	17,017	16,461	20,165	10,710	10,971	12,673	11,772	4,951
Other Financial Data:
Adjusted EBITDA	24,216	25,231	24,621	17,643	16,461	21,310	17,987	13,687
Adjusted EBITDA as a percentage of annual adjusted EBITDA	26.4%	27.5%	26.8%	19.2%	23.7%	30.7%	25.9%	19.7%
Adjusted net income attributable to controlling interest	17,479	16,545	18,620	11,315	11,215	13,358	11,996	7,438
Adjusted net income attributable to controlling interest as a percentage of annual adjusted net income	27.3%	25.9%	29.1%	17.7%	25.5%	30.4%	27.3%	16.9%

	Three Months Ended,
	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sep. 30, 2012	Jun. 30, 2012	Mar. 31, 2012
(as a % of revenues)
Consolidated Income Statement Data:
Revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Gross Profit	43.0	44.5	49.8	44.8	41.8	45.0	43.0	41.8
Operating Income	20.4	22.2	25.0	17.1	16.0	21.5	18.4	10.6
Net Income	17.6	17.4	22.6	14.0	14.4	16.3	15.6	7.4

	Three Months Ended,
	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sep. 30, 2012	Jun. 30, 2012	Mar. 31, 2012
	(in thousands of U.S. dollars)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$17,017	$16,461	$20,165	$10,710	$10,971	$12,673	$11,772	$4,951
Finance expenses (income), net	416	1,113	(404)	189	(255)	1,986	(443)	1,455
Taxes on income	2,340	3,343	2,481	2,172	1,444	2,045	2,577	755
Depreciation and amortization	3,894	3,803	3,684	3,613	3,553	3,488	3,738	3,589
Equity is losses (gains) of affiliate, net(a)	—	—	—	—	—	—	—	—
Excess cost of acquired inventory(b)	15	31	72	70	103	113	200	469
Share-based compensation expense(c)	534	480	611	889	615	1,005	1,144	243
Inventory - change of estimate (d)	—	—	(3,458)	—	—	—	—	—
Follow-on expenses (e)	—	—	1,470	—	—	—	—	—
IPO bonus(f)	—	—	—	—	—	—	—	1,970
Caesarstone USA contingent consideration adjustment(g)	—	—	—	—	—	—	—	255
Litigation gain(h)	—	—	—	—	—	—	(1,001)	—
Adjusted EBITDA	$24,216	$25,231	$24,621	$17,643	$16,461	$21,310	$17,987	$13,687

_____________________
(a)	Consists of our portion of the results of operations of Caesarstone USA prior to its acquisition by us in May 2011.
(b)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of our subsidiaries, Caesarstone USA’s inventory at the time of its acquisition and inventory that was purchased from its distributor, and Caesarstone Australia Pty Limited’s inventory that was purchased from its distributor, and the standard cost of our inventory, which adversely impacts our gross margins until such inventory is sold. The majority of the acquired inventory from Caesarstone USA was sold in 2011, and the majority of the inventory purchased from the Australian distributor was sold in 2012.

(c)
Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited.  In 2012, share-based compensation consists primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer. In 2013, share-based compensation consists expenses related to stock options granted to our employees.

(d)	Relates to a change in estimate for the value of inventory following the implementation of ours new ERP system in April 2013.
(e)
Consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus paid by ours former shareholder, Tene, to certain of our employees that under US GAAP we are required to expense against paid-in capital.

(f)	Consists of the payment of $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to the completion of our IPO.
(g)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(h)
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

	Three Months Ended,
	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sep. 30, 2012	Jun. 30, 2012	Mar. 31, 2012
	(in thousands of U.S. dollars)
Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$17,005	$16,103	$19,718	$10,518	$10,757	$12,363	$11,690	$4,822
Excess of acquired inventory(a)	15	31	72	70	103	113	200	469
Share-based compensation expense(b)	534	480	611	889	615	1,005	1,144	243
IPO bonus(c)	—	—	—	—	—	—	—	1,970
Caesarstone USA contingent consideration adjustment(d)	—	—	—	—	—	—	—	255
Inventory – Change of Estimation(e)	—	—	(3,458)	—	—	—	—	—
Follow-on expenses(f)	—	—	1,470	—	—	—	—	—
Litigation gain(g)	—	—	—	—	—	—	(1,001)	—
Total adjustments before tax	549	511	(1,305)	959	718	1,118	343	2,937
Less tax on above adjustments	75	69	(207)	162	260	123	37	321
Total adjustments after tax	474	442	(1,098)	797	458	995	305	2,616
Adjusted net income attributable to controlling interest	17,479	16,545	18,620	11,315	11,215	13,358	11,996	7,438
Adjusted net income attributable to the Company’s ordinary shareholders	17,479	$16,545	$18,620	$11,315	$11,215	$13,358	$11,996	$7,438
Adjusted diluted EPS	0.49	0.47	0.53	0.32	0.32	0.39	0.35	0.27

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of our subsidiaries, Caesarstone USA’s inventory at the time of its acquisition and inventory that was purchased from its distributor, and Caesarstone Australia Pty Limited’s inventory that was purchased from its distributor, and the standard cost of our inventory, which adversely impacts our gross margins until such inventory is sold. The majority of the acquired inventory from Caesarstone USA was sold in 2011, and the majority of the inventory purchased from the Australian distributor was sold in 2012.

(b)
Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited.  In 2012, share-based compensation consists primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer. In 2013, share-based compensation consists of expenses related to stock options granted to our employees.

(c)	Consists of the payment of $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to the completion of our IPO.
(d)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(e)	Relates to a change in estimate for the value of inventory following the implementation of ours new ERP system in April 2013.
(f)
Consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus paid by ours former shareholder, Tene, to certain of our employees that under US GAAP we are required to expense against paid-in capital.

(g)
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

In 2013, sales volume increased by 13% from the first quarter to the second quarter and by 7% from the second quarter to the third quarter. The increase in sales volume in 2013 between the second and third quarter was higher than between the second and third quarter of 2012 due to record high United States sales levels for us in the third quarter of 2013 and a significantly weak quarter in Europe in the second quarter of 2013. 2013 fourth quarter volume was similar to the third quarter of 2013, despite seasonality, due to our ability to fully close on pent-up delivery backlog, which was created in connection with the change of our ERP system. In 2012, sales volume increased by 13% from the first quarter to the second quarter and by 2% from the second quarter to the third quarter. The increase in sales volume in 2012 between the first and second quarter was higher than between the first and second quarters of 2011 due to a record high rest of world sales level for us in the second quarter of 2012 and a lower holiday season decline in Israel. The increase in sales volume in 2012 between the second and third quarter was lower than between the second and third quarter of 2011 due to a significantly weak quarter in Australia in the third quarter of 2012 and a decrease in rest of world sales to the first quarter sales level. We expect in the future that our adjusted EBITDA and adjusted net income attributable to controlling interest will correlate with sales volume and will be highest in the third quarter, as indicated by the quarterly results for 2013, 2012 and 2011 shown above, and lowest in the first quarter, as indicated by the quarterly results for 2013, 2012 and 2011 shown above.

Application of critical accounting policies and estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

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

Allowance for doubtful accounts

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $1.9 million, $1.1 million and $0.7 million as of December 31, 2013, 2012 and 2011, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and substantially all of the balance consists of raw materials. Inventories are valued at the lower of cost or market, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and aging. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories and market prices lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $6.3 million, $5.8 million and $4.9 million as of December 31, 2013, 2012 and 2011, respectively. In the second quarter of 2013, following the implementation of a new Enterprise Resources Planning ("ERP") system, we refined our method of finished goods costing based on the ERP system's ability to create in enhanced and refined bill of materials for each stock keeping unit. This resulted in more accurate value for each finish goods or work-in-process product held in inventory. The refinement provided by the new system gave us a more complete matching of inventory costs incurred with cost of revenues. This refinement resulted in a change of estimate for the value of inventory amounted to $3.5 million reducing our cost of revenues in the same amount.

Goodwill and other long-lived assets

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets in the acquisition. In accordance with ASC Topic 350, “Intangibles—Goodwill and Other,” we do not amortize goodwill, but test for goodwill impairment by comparing the fair value and carrying value of our reporting unit during the fourth quarter of each fiscal year (or more frequently if impairment indicators arise). We have only one reporting unit, and we determine its fair value based on our market capitalization.  Goodwill was tested for impairment by comparing its fair market value with its carrying value. As of December 31, 2013, no impairment losses had been identified. If the carrying value exceeds the fair value, we would then calculate the implied fair value of goodwill as compared to its carrying value to determine the appropriate impairment charge.

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

Share-based compensation

We apply ASC 718 “Compensation – Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to our employees, including employee stock options which we started to grant following the IPO. Stock-based compensation expense associated with employee stock options in 2013 and 2012 was $2.5 and $3.7 million, respectively.

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

Capital resources have primarily consisted of cash flows from operations, cash generated from the March 2012 IPO, proceeds from the Bar-Lev sell and lease back arrangement and borrowings under our credit facilities. Our working capital requirements are affected by several factors, including demand for our products, raw material costs and shipping costs.

Our inventory strategy is to maintain sufficient inventory levels to meet anticipated customer demand for our products. Our inventory is significantly impacted by sales in the United States, Australia and Canada, our largest markets, due to the 40-60 days required to ship our products to these locations. In addition, our establishment of direct distribution channels has impacted our inventory. In September 2010, we signed an agreement to establish a joint venture, Caesarstone Canada Inc., with our third-party distributor in Eastern Canada, Ciot. In May 2011, we executed an agreement to purchase the remaining 75% equity interest in Caesarstone USA. Our inventory level increased by $3.0 million due to the purchase of Ciot’s inventory by Caesarstone Canada Inc. with proceeds from shareholder loans. Our inventory level increased by $12.7 million as a result of our purchase of Caesarstone USA’s inventory and Caesarstone Canada Inc.’s purchase of the inventory of our former third-party distributor in Western Canada. We continue to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process.

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

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	As of December 31,
	2013	2012	2011
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$75,670	$35,270	$28,224
Net cash used in investing activities	(54,077)	(58,180)	(27,367)
Net cash (used in) financing activities	(26,464)	42,480	(31,833)

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

Cash provided by operating activities increased by $40.4 million in 2013 compared to 2012 as a result of a $24.0 million increase in net income and a $5.8 million increase in accrued expenses compared to a decrease of $9.9 million in 2012. Cash provided by operating activities grew by $7.0 million in 2012 compared to 2011 as a result of an $11.1 million increase in net income and a $5.2 million increase in trade payables compared to a decrease of $0.9 million in trade payables in 2011. In addition, this included $3.7 million of non-cash share-based compensation expense in 2012 associated with employee stock options. This was partially offset by an increase of $3.8 million in inventory, primarily in the United States and Canada, compared to an inventory reduction of $4.1 million in 2011, and a larger decrease in accrued expenses from a $4.5 million decrease in 2011 to a $9.9 million decrease in 2012.

Cash used in investing activities

In 2013, 2012 and 2011, our capital expenditures in cash totaled $27.4 million, $13.5 million and $8.8 million, respectively. Capital expenditures in 2013 included $14.9 million for the construction of the fifth line in Bar-Lev and $3.6 million for the construction of the new manufacturing facility in the United States. Capital expenditures from 2011 to 2012 related primarily to maintenance capital expenditures and did not include the addition of any new production lines. Net cash used in investing activities for the years ended December 31, 2013, 2012 and 2011 were $54.1 million, $58.2 million and $27.4 million, respectively. In 2013, our cash used in investing activities was $(54.1) million, consisting primarily of $26.3 million of cash converted to bank deposits and $27.4 million of capital expenditures. In 2012, our cash used in investing activities was $(58.2) million, consisting primarily of $43.7 million of cash converted to bank deposits and $13.5 million of capital expenditures. In 2011, our cash used in investing activities was $(27.4) million including cash for acquisitions totaling $18.7 million consisting of $16.2 million invested in connection with the Caesarstone USA acquisition, $1.9 million invested in connection with the acquisition of the business of Whitewood, our former distributor in Western Canada, and $0.6 million related to the acquisition of our Singapore distributor.

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

Cash used in financing activities

Net cash used in financing activities for 2013 was $26.5 million, which included $20.1 million dividend payout to our shareholders in December 2013, $5.2 million of net loan repayments and $1.1 million of repayment of a financing leaseback related to Bar-Lev transaction. Net cash provided by financing activities for 2012 was $42.5 million, which included $76.8 million of net IPO proceeds and $10.9 million of proceeds from the Bar-Lev manufacturing facility sale-leaseback arrangement, offset by a $27.2 million dividend payout to our pre-IPO shareholders, $11.4 million of net loan repayments and $6.2 million of contingent consideration related to our acquisition of Caesarstone USA. Net cash used in financing activities for 2011 was $31.8 million, which included $27.2 million of loan repayments, net and $6.9 million of dividend payout offset by $1.9 million loan received from Ciot under the Caesarstone Canada Inc. joint venture.

Credit facilities

As of December 31, 2013, we had no debt from any Israeli commercial bank. Our long-term debt consist only of financing leaseback related to the Bar-Lev sell and lease-back transaction with the Kibbutz and a loan, on January 17, 2011, in the amount of CAD $4.0 million ($4.1 million) to Caesarstone Canada Inc. by its shareholders, Ciot and ourselves, on a pro rata basis. The loan bears an interest rate until repayment at a per annum rate equal to the Bank of Canada’s prime business rate plus 0.25%, with the interest accrued on the loan paid on a quarterly basis. Originally, the loan was due two years following the date of its granting. In 2012, the due date was extended to four years following the date of its grant. The loan balance as of December 31, 2013 was $1.8 million, of which $1.7 million were classified as related party long-term loan and $0.1 million were included in account payables to related parties.

As of December 31, 2013, we had short-term and revolving credit lines with total availability of $10.7 million, consisting of $0.3 million from Israeli banks, none of which were utilized, and $10.3 million from Canadian banks. The revolving credit lines from Israeli banks will expire on December 2014. As of December 31, 2013, we had short-term borrowings of $5.5 million under the Canadian facility only, bearing an interest of 3.5%.

Our credit facilities and services provided by banks in Israel are secured with a “Negative floating pledge”, whereby we committed not to pledge or charge and not to undertake to pledge or charge our general floating assets.

Capital expenditures

Our capital expenditures have included the expansion of our manufacturing capacity and capabilities, and investment and improvements in our information technology systems. In 2013, 2012 and, 2011, our capital expenditures were $27.4 million, $13.5 million and $8.8 million, respectively. We anticipate that our next major capital expenditures will be in 2014 and 2015 related to our expansion of our existing production capacity through the construction of a fifth production line at our Bar-Lev manufacturing facility in Israel and the construction of a new production facility with capacity for two production lines in the United States. Our investments related to these production capacity increases in Israel and the United States are currently estimated to be approximately $22 million and $100 million, respectively, with approximately $90 million of the total U.S. investment being invested through 2014. The first production line in the new U.S. facility is planned to be operational in the second quarter of 2015, and the second production line is planned to be operational in the fourth quarter of 2015. After completion of first phase implementation of a new global ERP system in Israel and Canada, we are now continuing to the second roll-out phase in the United States and Australia. We expect this second phase to incur an additional $1.1 million of capital expenditures in 2014.

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

Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev Grounds for a period of ten years commencing on September 2012, that will be automatically renewed, unless we give two years’ prior notice, for a ten-year term in consideration for an annual fee of NIS 4,146,000 (approximately $1.2 million) to be linked to increases in the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

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

C.	Research and Development, Patents and Licenses

Our research and development department is located in Israel and is comprised of 13 employees with extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. A small portion of our research and development efforts had benefited from grants from the Office of the Chief Scientist in the Israeli Ministry of Economy (the "OCS"). This OCS program ended during 2013. In 2013, research and development costs, net of participation by the OCS, accounted for approximately 0.6% of our total revenues.

We began to pursue a strategy of seeking patent protection for some of our latest technologies. We have obtained a patent for certain of our technologies and have pending patent applications that were filed in various jurisdictions, including the United States, Europe, Australia, China and Israel, which relate to our manufacturing technology and certain products. No patent application is material to the overall conduct of our business.

For a description of our research and development policies, see “ITEM 4: Information on Caesarstone—Business Overview—Research and development”.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.	Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2013 are summarized in the following table:

	Payments Due by Period
	2014	2015	2016	2017	2018	2019 and thereafter	Other	Total (unaudited)
	(in thousands of U.S. dollars)
Long-term debt and sale-leaseback	$1,194	$2,887	$1,194	$1,194	$1,194	$4,380	—	$12,043
Operating lease obligations	11,309	9,847	8,094	7,059	6,167	60,113	—	102,589
Purchase obligations(1)	25,003	592	—	—	-	—	—	25,595
Accrued severance pay, net(2)	—	—	—	—	—	—	499	499
Uncertain tax positions(3)	—	—	—	—	—	—	1,395	1,395
Other long-term liabilities(4)	—	—	—	—	—	—	7,949	7,949
Total	$37,506	$13,326	$9,288	$8,253	$7,361	$64,493	$9,843	$150,070

(1)
Consists of purchase obligations to suppliers. Does not include purchase obligations to Microgil, our former third-party quartz processor in Israel, based on a quartz processing agreement entered into between us and Kfar Giladi that was subsequently assigned to Microgil, an entity that we believe is controlled by Kfar Giladi. It is our position that the production facility established by Kfar Giladi and Microgil was not operational until approximately two years after the date required by the Processing Agreement, and as a result, we were unable to purchase minimum quantities set forth in the Processing Agreement. It is also our position, which is disputed by Kfar Giladi and Microgil, that the Processing Agreement was terminated by us following its breach by Kfar Giladi and Microgil. See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings”.

(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the relevant employee and there is no obligation if the employee voluntarily resigns. See also Note 2 to our consolidated financial statements included elsewhere in this annual report for further information regarding accrued severance pay.

(3)
Uncertain income tax positions under ASC 740 (formerly FIN 48) guidelines for accounting for uncertain tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amounts or timing of settlement. See Note 12 to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740.

(4)	Includes other long-term balance sheet liabilities.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers, their ages and positions as of April 30, 2014, are as follows:

Name	Age	Position
Officers
Yosef Shiran	52	Chief Executive Officer
Yair Averbuch	53	Chief Financial Officer
David Cullen	55	Chief Executive Officer Caesarstone Australia
Sagi Cohen	45	Chief Executive Officer Caesarstone USA
Giora Wegman	62	Deputy Chief Executive Officer
Michal Baumwald Oron	41	Vice President Business Development and General Counsel
Eli Feiglin	47	Vice President Marketing
Erez Schweppe	49	Vice President Sales
Harel Boker	64	Vice President of Operations
Tzvika Rimon	63	Israel Country Manager
Erez Margalit	46	Vice President Research and Development
Lilach Gilboa	42	Vice President Human Resources

Directors
Maxim Ohana	63	Chairman
Yonathan Melamed(1)	70	Director
Moshe Ronen(2)	63	Director
Eitan Shachar	63	Director
Boaz Shany	60	Director
Shachar Degani	47	Director
Gal Cohen	51	Director
Irit Ben-Dov(1)(2)	43	Director
Ofer Borovsky(1)(2)	59	Director
Ram Belinkov	58	Director
Avner Naveh	64	Director
_______________________
(1)	Member of our audit committee.

(2)	Member of our compensation committee.

Executive Officers

Yosef Shiran has served as our Chief Executive Officer since January 2009 and serves as the chairman of our subsidiaries in the United States, Canada, Singapore and Australia. Starting from May 2014, Mr. Shiran serves as a director at Anagog Ltd., a company developing technology for parking locating and spotting. Prior to joining us, in August 2008, Mr. Shiran established operations for a company wholly-owned by him in the textile industry. From January 2001 to August 2008, Mr. Shiran served as Chief Executive Officer and director of Tefron Ltd., an Israeli manufacturer of intimate apparel and activewear that was listed on the New York Stock Exchange and is currently listed on the Tel Aviv Stock Exchange. From 1995 to 2000, Mr. Shiran served as Chief Executive Officer of Technoplast Industries Ltd., an injection molding and plastic extrusion manufacturing company that was listed on the Tel Aviv Stock Exchange and the London Stock Exchange. Between 1989 and 1995, Mr. Shiran held different managerial positions in the building and electric infrastructures industries. Between 2002 and 2006, Mr. Shiran served as the Chairman of the Board of Directors of Alba Health, LLC, and a U.S. affiliate of Tefron Ltd. that developed and manufactured textile products for the healthcare industry. Between 2001 and 2008, Mr. Shiran served as Chairman and a director in other private companies. From June 2007 to December 2008, Mr. Shiran served as the chairman of the Textile Manufacturers Association of Israel. Mr. Shiran holds a B.Sc. degree in Industrial Engineering from Ben Gurion University, Israel and an M.B.A. from Bar Ilan University, Israel.

Yair Averbuch has served as our Chief Financial Officer since April 2010. Prior to joining us, from September 2005 to April 2010, Mr. Averbuch served as Chief Financial Officer and Chief Administrative Officer for the Israeli operations of Applied Materials, Inc., a semiconductor capital equipment company (NASDAQ: AMAT). From 1997 to 2005, Mr. Averbuch served as a business unit controller of various Applied Materials’ Product Business Groups. From 1995 to 1997, Mr. Averbuch served as Chief Financial Officer of Orbot Instruments Ltd., an Israeli provider of diagnostic and control tools to semiconductor manufacturers, acquired by Applied Materials in 1997. Mr. Averbuch holds a B.A., M.A. and M.B.A. in Business Administration and Economics, each from Hebrew University, Jerusalem.

David Cullen has served as our Chief Executive Officer for Caesarstone Australia since April 2010. Prior to joining us, from January 2009 to March 2010, Mr. Cullen served as General Manager in Australia of Komatsu Ltd., a Japanese manufacturer of industrial and mining equipment. From January 2006 to November 2008, he served as Chief Executive Officer of Global Food Equipment Pty Ltd., an Australian importer and distributor of commercial food equipment. From 2004 to 2006, he served as Chief Executive Officer of White International Pty Ltd., an Australian supplier of industrial and residential pump products. From 2003 to 2004, Mr. Cullen served as Chief Executive Officer of Daisytek Australia Pty Ltd, a subsidiary of Daisytek International Corporation. From 1996 to 2002, he served as Chief Executive Officer of Tech Pacific Australia Pty Ltd., the largest distributor of IT equipment in the Asia-Pacific region. Mr. Cullen has held various other management positions in other companies since 1985. Mr. Cullen holds a Bachelor of Commerce degree from the University of New South Wales.

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

Erez Margalit has served as our Vice President Research and Development since August 2013 and joined us in December 2010 as our R&D Engineering Manager. Prior to joining us, from 2008 to October 2010, Mr. Margalit served as Director of Equipment, Reliability and Services of Fab1 and Fab2 of Tower Semiconductor Ltd., a manufacturer of microelectronic devices. From 2001 to 2008, Mr. Margalit served as Technical Manager for several departments in Tower Semiconductor Ltd. Mr. Margalit has specialized in designing, developing and implementing unique industry machinery for unique applications. Mr. Margalit holds a degree in Electronics (Practical Engineer) from Emek Izrael College.

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

Yonathan Melamed has served as our director since August 2008. Mr. Melamed has served as Chairman of Rahan Meristem 1998 Ltd. since 2004; Miluot Ltd., The Gulf Settlements (1993) Buying Organization Ltd. and Golan Plastic Ltd. since 2006; and Bio-Bee Sde Eliyahu Ltd. since 2010. Mr. Melamed has also served as a director of Assive Ltd. since 2006 and Sde Eliyahu Spices, Nahsholim Vacations at Dor Beach, Agriculture Nahsholim Agricultural Cooperative Society Ltd. and Tefen Plastic Products Manufacturing & Marketing 1990 Ltd. since 2010; and Tamar Hamakim Ltd. and Cabiran  (1991) Ltd. since 2013. From 2004 to 2011, Mr. Melamed served as Chairman of the Kibbutz Industry Association and also as Chairman of Plastive Packaging Products Ltd. (Yakum). From 2006 to 2011, Mr. Melamed served as director of Toam Import and Expot Ltd., and from 2006 to 2010, as Chairman of Arkal Filtration Systems. Mr. Melamed also served as Chairman of Polyon Barkai Industries (1993) Ltd. from 2009 to 2012, Gvat Agriculture and Business Cooperative Society Ltd. from 2006 to 2008, Chairman of Bashan Radiators Ltd. from 2000 to 2008 and Chairman of Mapal Plastic Products (Mavo Hama) from 2000 to 2007. Mr. Melamed holds a Practical Engineering degree in Electronic Engineering from the Israeli Institute of Technology in Haifa.

Moshe Ronen has served as a director since February 2004. From February 1992 to March 1999, Mr. Ronen served as Chief Executive Officer of Golden Channels Ltd. From September 2000 to October 2005, Mr. Ronen served as Chief Executive Officer of Golden Pages Ltd. From June 2004 to November 2013, Mr. Ronen served as a director of Knafaim Holding Limited, an Israel-based tourism and air aviation services company, traded on the Tel Aviv Stock Exchange. Since January 2013, Mr. Ronen has served as a member of the board of governors and management committee of The Wingate Institute, an Israeli national center for physical education and sport. Mr. Ronen holds a B.Sc. in Mathematics, Statistics and Complementary Studies from the Hebrew University, Israel.

Eitan Shachar has served as our director since July 2010. Mr. Shachar also serves as the Chief Executive Officer of Sdot-Yam Business, Maintenance and Management Agricultural Cooperative Society Ltd. and as a director of a few companies owned by Kibbutz Sdot-Yam. From 1999 to February 2009, Mr. Shachar served as the manager of our samples factory where we process our marketing sample slabs. Prior to joining us, from 1997 to 1999, Mr. Shachar managed an agricultural project in India and in 1996 he was engaged in the sale of and instruction on the use of agricultural equipment. In 1992, Mr. Shachar served as the manager of a project in China for the growth of cotton with an advanced technology. From 1974 to 1996, he was employed by Kibbutz Sdot-Yam in its field-crops area, twelve years of which he served as the professional and administrative manager of the field-crops area. Mr. Shachar currently serves as a director of Kef-Yam, at Kibbutz Sdot-Yam. Mr. Shachar holds a B.Sc. in Mechanical Engineering from Rupin College, Israel.

Boaz Shany has served as a director since November 2011. Since 1995, Mr. Shani has served as the Managing Director of Neser for Settlement (1996) Ltd., a private company owned by over 250 kibbutzim. From 1988 to 1990, Mr. Shani served as a member of Kibbutz Sdot-Yam’s secretariat. From 1981 to 1984 and 1984 to 1988, Mr. Shani served as the administrator of Kibbutz Sdot-Yam’s communications branch. Mr. Shani currently serves as a director of Kef-Yam at Kibbutz Sdot-Yam.

Shachar Degani has served as our director since November 2011. Since March 2014, Mr. Degani has served as Kibbutz Sdot-Yam’s General Secretary. Since October 2013, Mr. Degani has served as community manager of Kibbutz Yechiam. From July 2009 to November 2012, Mr. Degani served as community manager of Kibbutz Tel-Yosef. From January 2008 to 2009, Mr. Degani served as the manager of our factory equipment project. From January 2006 to December 2007, he served as Kibbutz Sdot-Yam’s community manager, and from January 2000 to December 2005, he served as manager of a business unit of Sdot Yam Business Ltd. called Caesar Art & Sdot Yam. Mr. Degani holds an Executive B.A. in Business Administration from Rupin College, Israel and an M.B.A specializing in finance from Natanya Academic College.

Gal Cohen has served as our director since February 2012. From July 2013 to March 2014, Mr. Cohen served as a director at Comecsys, an Israeli start-up developing management systems for urban street lighting. Since July 2012 Mr. Cohen has served as vice president of marketing & sales at Zodiac Ltd. an Israeli company providing smart solutions for urban street lighting. Since June 2009, Mr. Cohen has served as the manager of international activity of Sol Energy Hellas, a Greek company specializing in energy saving solutions. From 2005 to 2008, Mr. Cohen served as vice president of export activity at Chromagen Ltd., an Israeli solar solutions producer. From 1998 to 2004, he served as Chief Executive Officer of Kef-Yam at Kibbutz Sdot-Yam, and from 1994 to 1998, he served as Kef Yam’s vice president of marketing. Mr. Cohen holds a B.A. in Business Administration from the College of Management Academic Studies, Israel and an M.A. in Business Administration from Derbi University, Israel.

Irit Ben-Dov has served as our director since March 2012 as an external director under the Companies Law. Since November 2013 Ms. Ben-Dov has served as the VP of Business and Finance of Baccara-Geva, an Israeli manufacturer of pneumatics, Automation & control solutions. From January 2012 to October 2013, Ms. Ben-Dov has served as the Chief Financial Officer of Plassim Group, an Israeli manufacturer of plastic pipes and fittings. From January 2011 to December 2011, Ms. Ben-Dov served as the Chief Financial Officer of Dynasec Ltd., a risk management and regulatory compliance software start-up company. From November 2003 to June 2010, Ms. Ben-Dov served as Chief Financial Officer of Maytronics Ltd., an Israeli public company. From 2001 to 2003, Ms. Ben-Dov served as an accountant at Ernst & Young, Israel, and from 1996 to 2001, served as a cost accountant in Kibbutz Yizrael. Ms. Ben-Dov currently serves as an external director and chairperson of the audit committee of Poliram Ltd., an Israeli public company and as an external director of Miluot Development Company of Haifa Gulf Farmsteads Ltd., an Israeli company. Ms. Ben-Dov holds a B.A. in Statistics from Haifa University, Israel and an M.B.A. from Derbi University, Israel. Ms. Ben-Dov is an Israeli Certified Public Accountant.

Ofer Borovsky has served as our director since March 2012 as an external director under the Companies Law. Since May 2005, Mr. Borovsky has served as the Joint Chief Financial Officer of Plasson Industries Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange and Plasson Ltd., a private Israeli company. From 2004 to 2007, Mr. Borovsky served as a marketing consultant to R.M.C. Ltd., a fish food producer and marketing company. From 2004 to 2009, Mr. Borovsky served as a member of the Financial Committee of Granot Ltd., an Israeli cooperative association. From 2005 to 2008, he served as the chairman of the Investment Committee at Yaniv Pension Fund. From 2000 to 2004, Mr. Borovsky served as treasurer of Plasson Industries Ltd., Plasson Ltd. and Kibbutz Maagan Michael and its corporations. From 1990 to 2000, Mr. Borovsky served as marketing manager for the Kibbutz Maagan Michael fish industry and Mag Noy Ltd., an ornamental fish export company, and from 1985 to 1990, he served as treasurer of Plasson Industries Ltd. and Kibbutz Maagan Michael and its corporations. Mr. Borovsky currently serves as an external director of Gan Shmuel Foods Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange and as a director of Plasson Industries Ltd. and Plasson Ltd. Mr. Borovsky holds a B.A. in Business Administration and Economics from Rupin College, Israel, an M.B.A. from Manchester University, United Kingdom and D.B.A. from the Business School Lausanne, Switzerland.

Ram Belinkov, has served as our director since December 2013. Mr. Belinkov currently serves as Chairman of Board of Directors of Israel Ports Development & Assets Company Ltd. and Kafrit Industries (1993) Ltd. (Kibbutz Kfar-Aza), as well as an independent director of Melisron Ltd., both of which are traded on the Tel-Aviv Stock Exchange. Mr. Belinkov currently serves as a director of Meyrablin Investments Ltd., Meyrablin Consultancy and Investments (2007) Ltd. and Amrav Investments Ltd, private companies, owned by Mr. Belinkov, as well as a chairman of the Investment Committee of the Pension Fund of the Jewish Agency for Israel. Mr. Belinkov previously served as a director of Netivei Ayalon Ltd., Ketter Tovala Ltd. Mifalei Tovala Ltd., Bezeq the Israel Telecommunication Corp. Ltd. and Zim Integrated Shipping Services Ltd. Mr. Belinkov previously served as the Head of the Budget Department at the Ministry of Finance, the General Manager of the Ministry of the Interior. Mr. Belinkov has held a number of senior executive positions in the telecom sector, among them the Chief Executive Officer of HOT and 012 Kavai Zahav. Mr. Belinkov holds a B.A. in Economic and International Relations and an M.B.A. specializing in accounting and finance, both from the Hebrew University of Jerusalem.

Avner Naveh, has served as our director since February 2014. Mr. Avner Naveh served as a Fighter Pilot and an Officer in a wide variety of positions at both bases and the headquarters of the Israeli Air Force (“IAF”) from 1969 until 2000. In his latest position in the IAF, Mr. Naveh served as the IAF Chief of Staff and Deputy Commander, responsible for the Air Force's strategic planning and annual work program. Mr. Naveh retired from the IAF as a Brigadier General. Currently, Mr. Naveh serves as chairman of the board of directors of Drorim Retirement Village Ltd. since 2011, and as an external director of Zur Shamir Holdings Ltd. and Ashtrom Properties Ltd., both of which are traded on the Tel Aviv Stock Exchange Ltd. since 2009. From 2009 to 2010, Mr. Naveh served as a director of Hadassah Medical Organization (HMO). From 2002 to 2008, Mr. Naveh served as a director of Inter-Gamma Investments Ltd. From 2001 to 2007, Mr. Naveh serves as a director of ECI Telecom, Ltd. Mr. Naveh also provides consulting and business development services to Rafael Advanced Defense Systems Ltd., to Vision-Map Ltd. and to Coral Rom Aviation Ltd. Mr. Naveh holds a bachelor’s degree in Economics and Business Administration from Bar Ilan University, Israel.

B.	Compensation of Officers and Directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock based compensation, for the year ended December 31, 2013, was $7.9 million. This amount includes $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

Pursuant to a management services agreement with a company wholly-owned by our Chief Executive Officer, Yosef Shiran, in consideration for services provided, we pay Mr. Shiran a monthly fee of NIS 122,340 ($32,773) indexed to the November 2008 Israeli consumer price index plus VAT, as well as provide benefits that are customary for senior executives in Israel, including a car allowance. Mr. Shiran is also entitled to an annual bonus equal to 2.5% of our net income in excess of NIS 20.0 million ($5.5 million) without any guaranteed minimum. Mr. Shiran is entitled to three months’ notice prior to termination of his employment by us and to a further six-month period during which he is entitled to all of his rights under the management services agreement, except in the case of a termination for cause, and is required to continue to provide services to us for three months of the nine-month notice period. Mr. Shiran was entitled to receive a cash payment based on the increase in value of 685,000 of our shares granted to him in January 2009 vesting in 12 equal installments over a three-year period. Prior to our IPO, our value was deemed to be based on a multiple of our SBC EBITDA (defined as operating income plus amortization and depreciation). Following the closing of our IPO, our value was determined by reference to our share price. In September 2010, Mr. Shiran gave notice of exercise of his right to receive the payment with respect to 335,000 shares calculated in accordance with the SBC EBITDA formula based on our EBITDA for the 2010 fiscal year following the approval of our financial statement for fiscal year 2010. The amount of this payment totaled $2.8 million, which we paid in June 2011. In October 2011, Mr. Shiran notified us of his decision to exercise his right to receive an award bonus with respect to a further 175,000 vested shares. The calculation of the award bonus amount was based on SBC EBITDA for 2011, totaled $1.5 million and was paid on April 1, 2012.  The IPO was an automatic exercise event for the remaining 175,000 shares based on the IPO price and had a total value of $1.5 million, which was also paid on April 1, 2012.

We pay each of our directors who are members of Kibbutz Sdot-Yam, other than the chairman of our board, a monthly cash retainer of $1,750. We also reimburse them for expenses arising in connection with their board membership. Our other directors, including our external directors and our independent directors, each receive an annual cash retainer in an amount equal to an amount permitted under the Israeli regulations with respect to annual compensation of external directors.

Employment and consulting agreements with executive officers

We have entered into written employment or service agreements with each of our executive officers and with our Chairman.

Employment agreements

We have entered into written employment or services agreements with each of our office holders who is not a director and with our Chairman. These agreements each contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision generally applies for a period of six months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice of between two and six months prior to terminating the employment of certain of our senior executive officers other than in the case of a termination for cause.

Indemnification agreements

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by law, subject to limited exceptions. We have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from our IPO to the extent that these liabilities are not covered by insurance. See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders”.

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Equity incentive plan

We adopted the 2011 Incentive Compensation Plan (the “2011 plan”) in July 2011. We provide stock-based compensation under the 2011 plan to our directors, executive officers, employees and consultants, and those of our affiliates. In 2012, we granted to certain of our key employees and our executive officers, options to purchase 1,545,200 of our ordinary shares at a weighted average exercise price of $11.13 per share. Following a dividend distribution equal to $0.58 per share made by us in November 2013, and under an adjustment mechanism of the exercise price set forth in the 2011 plan, the current weighted average exercise price is $10.58. As of April 30, 2014, 783,005 were issued and outstanding. The 2011 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

The number of ordinary shares allocated under the 2011 plan is 2,375,000 ordinary shares, and considering the number of options already granted, we may issue an additional 829,800 options under the 2011 plan. The number of shares subject to the 2011 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2011 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2011 plan.

A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option award agreement and the 2011 plan. The exercise price of each option granted under the 2011 plan will be determined by our compensation committee. The exercise price of any share options granted under the 2011 plan may be paid in cash, ordinary shares already owned by the option holder or any other method that may be approved by our compensation committee, such as a cashless broker-assisted exercise that complies with applicable laws.

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

The Board recently approved a grant of phantom options to several of our key employees. Each such option entitles its owner to get the intrinsic value of the difference between the share price at the time of such options grant and the share price at the time of the option's exercise. A total of 90,000 phantom options have been granted with an exercise price of $46.24. The phantom options shall be vested during a four year period, and its value may be paid by us at our election, subject to the board decision, either in cash or by our ordinary shares. Similar terms of the 2011 plan apply to the phantom options. The cost of such grant will be treated as a liability award and, therefore will be subject to quarterly fluctuations associated with our share price. The fair value of the phantom options granted under the plan using a binomial model is estimated to be approximately $2.0 million as of the date of grant.

Grant of stock options to chief executive officer

In March 2012, we granted to Yosef Shiran, our Chief Executive Officer, options to purchase ordinary shares equal to 2% of the number of our shares immediately outstanding following the pricing of our IPO in consideration for serving as a director and chairman of the board of directors of our subsidiaries in the United States, Canada, Singapore and Australia. The exercise price of the options was equal to $11.00, the IPO price per share. Additional options, totaling 19,980 shares, were issued after the exercise of the IPO’s over-allotment option by the underwriters, with an exercise price of $11.00. The exercise price of the options will be adjusted to reflect the impact of any dividend distributions prior to the exercise of the option and also to reflect the impact of any stock dividend and other rights that may be granted to all of our shareholders, including rights to purchase our securities, and was accordingly adjusted to $10.42 following the dividend distribution in November 2013.

The options vest in 12 equal installments beginning on March 31, 2012, and subsequently, at the end of each quarter for 11 quarters, provided the services agreement between us and our CEO is in effect. All unvested options will vest automatically upon a change of control (as defined in the award agreement), the sale of all or substantially all of our assets, or in the event that Kibbutz Sdot-Yam’s holdings in us decrease below 50% of our outstanding shares. Any additional benefits granted under options awarded to our other employees will apply to our CEO’s options as well. As of April 30, 2014, Yosef Shiran held 229,102 options.

Any option which is not exercised by our CEO before the lapse of 36 months following the termination of the services agreement between us and our CEO, or within seven years from the date of our IPO, will expire.

C.	Board Practices

Corporate governance practices

We are a “controlled company” under the Nasdaq Global Select Market corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. We are a controlled company on the basis of Kibbutz Sdot-Yam’s approximate 51.0% ownership in the company.

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

The “controlled company” exemption does not modify the independence requirements for our audit committee. Accordingly, we have an audit committee comprised of three members all of whom meet the Nasdaq Global Select Market independence requirements and at least two of whom qualify as external directors under the Companies Law. See “—Audit committee.” In addition, while we are not required to make a formal determination regarding the independence of our directors who are not members of our audit committee under Nasdaq Global Select Market corporate governance rules, none of our executive officers or other employees are members of our board of directors.

In addition to the controlled company exemption, as a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of Nasdaq Global Select Market corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to the following items:

•
As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital required under the Nasdaq Global Select Market requirements. At an adjourned meeting, any number of shareholders constitutes a quorum.

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

Board of directors and officers

As of March 15, 2014, our board of directors consists of 11 directors, including Ms. Ben-Dov and Mr. Borovsky, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External directors”). These two directors, as well as Yonathan Melamed and Moshe Ronen also qualify as independent directors under the corporate governance standards of the Nasdaq Stock Market and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our articles of association, the number of directors on our board of directors must be no less than seven and no more than 11 and must include at least two external directors. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting. In January 2013, Mr. Avner Naveh was nominated by our board of directors as an additional member, and his nomination was approved at a special general meeting of our shareholders on February 21, 2014.

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

The directors who are serving in office shall be entitled to act even if a vacancy occurs on the board of directors. However, should the number of directors, at the time in question, become less than the minimum set forth in our articles of association, the remaining director(s) would be entitled to act for the purpose of filling the vacancies or to convene a general meeting, but not for any other purpose.

Any director who retires from his or her office would be qualified to be re-elected subject to any limitation affecting such director’s appointment as a director under the Companies Law. See “—External directors” for a description of the provisions relating to the reelection of external directors.

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

Any amendment of our articles of association regarding the election of directors, as described above, require a simple majority vote. See “—External directors” for a description of the procedure for the election of external directors.

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

Alternate directors

Our articles of association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. The appointment of an alternate director shall be subject to the consent of the board of directors. The alternate director will be regarded as a director. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. The term of appointment of an alternate director may be for one meeting of the board of directors or until notice is given of the cancellation of the appointment.

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. Appointment of external directors must be made by a general meeting of our shareholders. At a shareholders meeting held on June 19, 2012, the appointment of two external directors were approved: Irit Ben-Dov and Ofer Borovsky. Each will hold office for a term of three years.

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

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

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

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director has ceased to act as an external director neither a company, nor its controlling shareholders, including any corporations controlled by a controlling shareholder, may grant such former external director or his or her spouse or children any benefits (directly or indirectly), including that (i) such persons may not be engaged to serve as an office holder at the company or any corporation controlled by a controlling shareholder, and (ii) such persons also may not be employed or receive professional services for payment from a controlling shareholder, (directly or indirectly), including through a corporation controlled by a controlling shareholder. Additionally, until the lapse of a one-year period from the date that an external director has ceased to act as an external director, any relative of the former external director who is not his or her spouse or children is also subject to the prohibitions described above.

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

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and thereafter, subject to conditions set out in the regulations promulgated under the Companies Law, to further three-year terms. An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

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

Audit committee

Companies Law requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors, including all of the external directors. The audit committee may not include:

•	the chairman of the board of directors;

•	a controlling shareholder or a relative of a controlling shareholder; and

•
any director employed by, or providing services on an ongoing basis to, the company, a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company or any director who derives most of his or her income from the controlling shareholder.

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

Listing requirements

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Yonathan Melamed, Irit Ben Dov and Ofer Borovsky. Irit Ben-Dov serves as the Chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market rules. Our board of directors has determined that Yonathan Melamed is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Each of the members of the audit committee is “independent” under the relevant Nasdaq Stock Market rules and as defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Approval of transactions with related parties

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “—Fiduciary duties and approval of specified related party transactions under Israeli law.” For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Stock Market rules, which include, among other responsibilities:

•	retaining and terminating our independent auditors, subject to board of directors and shareholder ratification;

•	pre-approval of audit and non-audit services to be provided by the independent auditors;

•	reviewing with management and our independent directors our quarterly and annual financial reports prior to their submission to the SEC; and

•	approval of certain transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit committee includes the identification of irregularities in our business management, among other things, by consulting with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors. In addition, the audit committee or the board of directors, as set forth in the articles of association of the company, is required to approve the yearly or periodic work plan proposed by the internal auditor. The audit committee is required to assess the company’s internal audit system and the performance of its internal auditor.  The Companies Law also requires that the audit committee assess the scope of the work and compensation of the company’s external auditor. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law, whether certain transactions with a controlling shareholder will be subject to a competitive procedure (regardless of whether or not such transactions are deemed extraordinary transactions) and to set forth the approval process for transactions that are “non-negligible” (i.e. transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee.  The audit committee charter states that in fulfilling its role the committee is entitled to demand from us any document, file, report or any other information that is required for the fulfillment of its roles and duties and to interview any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee.

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

The Compensation Committee is also authorized to retain and terminate compensation consultants, legal counsel or other advisors to the committee and to approve the engagement of any such consultant, counsel or advisor, to the extent it deems necessary or appropriate.

Pursuant to an amendment to the Companies Law (the “Compensation Amendment”), which became effective as of December 12, 2012, public companies are required to appoint a compensation committee that meets certain independence criteria as described below, which replaces the audit committee with respect to the approval of certain matters. Pursuant to the Compensation Amendment, our compensation committee approved a compensation policy on December 16, 2013 and will be required to approve our compensation policies at least once every three years; however, we have not yet adopted a compensation policy as required by the Compensation Amendment and accordingly, until such policy is adopted, any change in the compensation of our current executive officers (including the chief executive officer) and any payment which has not been already approved, as well as the compensation of a new executive officer and annual bonuses to any executive officers (other than the chief executive officer), if we recruit any, must be approved by, first, the compensation committee; second by the company’s board of directors and third, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). On February 21, 2014, our shareholders approved an amendment to our Articles of Association under which resolutions of the board of directors will be resolved by a special majority of the directors if specifically required so by the compensation policy. The compensation policy must be based on certain considerations, must include certain provisions and needs to reference certain matters as are detailed in the Companies Law. The compensation policy must be approved by the company’s board of directors, after considering the recommendations of the compensation committee. In addition, the compensation policy needs to be approved by the company’s shareholders by a simple majority, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter who were present and voted against the policy, hold two percent or less of the voting power of the company. Under the Compensation Amendment, if the shareholders of the company do not approve the compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and board of directors provide detailed reasons for their decision.

Under the Compensation Amendment, the compensation committee must be comprised of at least three directors, including all of the external directors, who must also constitute a majority of its members. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with regulations promulgated under the Companies Law. In addition, the chairperson of the compensation committee must be an external director. The Companies Law further stipulates that directors who are not qualified to serve on the audit committee, as described above, may not serve on the compensation committee either and that, similar to the audit committee, generally, any person who is not entitled to be a member of the compensation committee may not attend the compensation committee’s meetings.

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

The compensation committee and board of directors approval should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). The compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, the chief executive officer did not have a business relationship with the company or a controlling shareholder of the company and that having the engagement transaction subject to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Notwithstanding the above, the amendment of existing compensation terms of executive officers (including the chief executive officer and excluding officers who are also directors), requires only the approval of the compensation committee, provided that the committee determines that the amendment is not material in relation to the existing terms.

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

An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Our internal auditor is Mr. Ofer Orlitzky of Leon, Orlitzky and Co.

Fiduciary duties and approval of specified related party transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. The duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the business advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to such action.

The duty of loyalty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

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

We may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, including any related material information or document, a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the organs of the company entitled to provide such approval, and the methods of obtaining such approval.

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

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, pursuant to the certain procedures as set forth in the Companies Law. However, a company may not approve a transaction or action that is not to the company’s benefit.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires the approval by the board of directors. Our articles of association provide that such a transaction, which is not an extraordinary transaction, shall be approved by the board of directors or a committee of the board of directors or any other entity (which has no personal interest in the transaction) authorized by the board of directors. If the transaction considered is an extraordinary transaction with an office holder or a third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see “— Compensation of Directors and Executive Officers.”

Any person who has a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

A “personal interest” is defined under the Companies Law as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person and/or such person’s relative is a director or general manager, a holder of 5% or more of the issued and outstanding share capital of the company or its voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave a proxy to another person to vote on his or her behalf regardless of whether the discretion of how to vote lies with the person voting or not.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. See “—Audit committee—Approval of transactions with related parties” for the definition of a controlling shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or an employee of the company, regarding his or her terms of service or employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•
a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2.0% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the approval every three years, as described above; however, transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

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

Under the Companies Law and the Securities Law, 5738—1968 (the “Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•
a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the foreseen events described above and amount or criteria;

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

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of April 30, 2014, no claims for directors’ and officers’ liability insurance have been filed under this policy and, except with respect to the matter concerning styrene gas emission discussed in “ITEM 4: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters”, we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is or may be sought.

We have entered into new agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from our IPO to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. As of March 2013, the maximum aggregate amount of indemnification that we may pay to our office holders based on such new indemnification agreement is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to the greater of 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made, and $30 million. Such indemnification amounts are in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any; however, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

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

As of December 31, 2013, we had 986 employees, of whom 605 were based in Israel, including 72 individuals who provide services to us through our manpower agreement with Kibbutz Sdot-Yam and with whom we do not have employment relationships, 200 employees in the United States, 93 employees in Australia, 66 in Canada and 22 in Asia. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three years and as of December 31, 2013:

	As of December 31,
Department	2013	2012	2011
Manufacturing and operations	595	537	515
Research and development	13	12	18
Sales, marketing, service and support	272	259	218
Management and administration	106	75	87
Total	986	883	838

The growth in our global workforce of 103 employees in 2013 is primarily related to the operation of the fifth production line in Israel and our expanded distribution operations in the United States, Australia and Canada including shift to direct distribution in the United States Midwestern and Phoenix regions. The growth in our global workforce of 45 employees in 2012 is largely due to our expanded distribution operations in the United States, Canada and Australia, including a shift to direct distribution in the Mid-Atlantic and Midwestern regions of the United States and the West and South of Australia (all of which were served by sub-distributors in 2011).

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

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. Employees work in three separate shifts, seven days a week. We are subject to the Israeli Hours of Work and Rest Law, 1951; however, we do not have a permit to employ Jewish employees on the Jewish day of rest.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 30, 2014, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Executive officers
Yosef Shiran	*	*
Yair Averbuch	*	*
David Cullen	*	*
Sagi Cohen	*	*
Giora Wegman	-	-
Michal Baumwald Oron	*	*
Eli Feiglin	*	*
Erez Schweppe	*	*
Harel Boker	*	*
Tzvika Rimon	*	*
Erez Margalit	*	*
Lilach Gilboa	*	*

Directors
Maxim Ohana	-	-
Yonathan Melamed	-	-
Moshe Ronen	-	-
Eitan Shachar	-	-
Boaz Shani	-	-
Shachar Degani	-	-
Gal Cohen	-	-
Irit Ben-Dov	-	-
Ofer Borovsky	-	-
Ram Belinkov	-	-
Avner Naveh	-	-
All directors and executive officers as a group (23 persons)	192,862	0.6%
___________________________________
*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from April 30, 2014 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 34,860,450 ordinary shares outstanding as of April 30, 2014.

Our directors and executive officers hold, in the aggregate, options exercisable for 577,183 ordinary shares, as of April 30, 2014. These options have a weighted average exercise price of $10.58 per share and have expiration dates generally seven years after the grant date of the option.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options that are exercisable within 60 days from April 30, 2014. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. The table assumes 34,860,450 ordinary shares outstanding as of April 30, 2014.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Kibbutz Sdot-Yam (1)	17,765,000	51.0%
Baron Capital Group, Inc. (2)	3,440,184	9.9%
Columbia Wanger Asset Management, LLC (3)	2,552,665	7.3%
______________________
(1)
Consists of 17,765,000 ordinary shares as of April 30, 2014. Kibbutz Sdot-Yam’s shares are held by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd., a wholly-owned subsidiary of Kibbutz Sdot-Yam. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam and makes the voting and investment decisions of Kibbutz Sdot-Yam with regard to its shares, subject to the approval of the general assembly of Kibbutz Sdot-Yam with regard to material issues including dilution of the holdings of Kibbutz Sdot-Yam in the Company or disposition of any of its shares. The Economic Council takes its decisions by majority vote and has ten members: Amir Rotem (Chairman), Eitan Shachar, Itai Amir, Yoram Rozenblat, Marchella Shani, Reuben Cohen, Amit Ben Zvi, Amos Ben Horin, Doron Horev and Shai Bober. Amihai Beer is the secretary of the Economic Council and also participates in meetings without voting rights. The members of the Economic Council of Kibbutz Sdot-Yam are members of Kibbutz Sdot-Yam. In addition, Mr. Shachar is a director, Mr. Ben-Zvi is our Safety Health Environment and Quality Manager, and each of Messrs. Ben Horin, Amir and Rozenblat is engaged by us. Mr. Maxim Ohana, the Chairman of our board of directors, participated in meetings of the Economic Council for 12 months following his termination of his role as the chairman of the Economic Council and ceased attending such meetings in December 2013. Each member of the Economic Council disclaims beneficial ownership of our ordinary shares except to the extent of his or her pecuniary interest therein. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel.

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

The elected Economic Council is the key economic decision-making body of Kibbutz Sdot-Yam. Kibbutz Sdot-Yam also has a General Secretary and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its General Meeting for terms of four years. A meeting of the members of the Kibbutz may remove a member of the Economic Council by simple majority vote.

Our board of directors operates independently from the Economic Council. Eitan Shachar, one of our directors and Amit Ben-Zvi, our Safety Health Environment and Quality Manager, and Messrs. Ben Horin, Amir and Rozenblat who are engaged by us are also members of the Economic Council and members of Kibbutz Sdot-Yam. Since March 2014, Mr. Degani has served as Kibbutz Sdot-Yam’s General Secretary. As of December 31, 2013, 72 of our employees, or 7.3% of our total workforce, are also members of Kibbutz Sdot-Yam.

(2) The information is as of December 31, 2013, based upon Schedule 13G filed with the SEC on February 14, 2014 by Baron Capital Group, Inc. According to the Schedule 13G, BAMCO, Inc. holds shared voting power over 2,849,801 shares and shared dispositive power over 3,274,801 shares; Baron Capital Group, Inc. holds shared voting power over 3,015,184 shares and shared dispositive power over 3,440,184 shares; Baron Capital Management, Inc. holds shared voting and dispositive power over 165,383 shares; and Ronald Baron holds shared voting power over 3,015,184 shares and shared dispositive power over 3,440,184 shares. BAMCO, Inc. and Baron Capital Management, Inc. are subsidiaries of Baron Capital Group, Inc. and Ronald Baron owns a controlling interest in Baron Capital Group, Inc. The address of each holder is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(3) The information is as of December 31, 2013, based on Schedule 13G filed with the SEC on February 6, 2014 by Columbia Wanger Asset Management, LLC. According to the Schedule 13G, Columbia Wanger Asset Management, LLC holds sole voting power over 2,262,338 shares and sole dispositive power over 2,552,665 shares. The address of Columbia Wanger Asset Management, LLC is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

In April 2013, Tene sold 7,623,930 of our ordinary shares pursuant to a registration statement on Form F-3 and as of December 31, 2013, Tene did not beneficially own any ordinary shares of the Company.

B.	Related Party Transactions

Relationship and agreements with Kibbutz Sdot-Yam

Our headquarters, research and development facilities and one of our two manufacturing facilities are located on lands leased by Kibbutz Sdot-Yam, which beneficially owns a majority of our shares. We have entered into certain agreements with Kibbutz Sdot-Yam pursuant to which Kibbutz Sdot-Yam provides us with, among other things, a portion of our labor force, electricity, maintenance, security and other services. Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $10.8 million in 2013, $10.3 million in 2012 and $12.6 million in 2011, as set forth in more detail below. We believe that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties. As described below, in March 2012, in connection with the closing of our IPO, certain of our agreements with Kibbutz Sdot-Yam terminated and a new set of agreements became effective.

Under the Companies Law, our board of directors, audit committee and shareholders are required to approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years, unless the company’s audit committee, constituted in accordance with the Companies Law, determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances. Our audit committee has determined that the length of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, except for the manpower agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011 as it relates to office holders and the services agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011 (as amended). This requirement is relatively new, and there is uncertainty regarding its implementation. For example, it may be necessary to obtain the approval of our board and shareholders of any such determination by the audit committee. As a result, the agreements described below between us and Kibbutz Sdot-Yam, to the extent they are for a period that is greater than three years, may require re-approval in the future.

References below to VAT are to the Israeli value added tax the rate for which is currently 18%.

Land use agreement

Our headquarters and research and development facilities, as well as one of our two manufacturing facilities, are located on the grounds at Kibbutz Sdot-Yam and include 31,644 square meter of facility and 55,207 square meter of un-covered yard. The headquarters and facilities are located on lands title to which is held by the ILA, and which are leased or subleased to Kibbutz Sdot-Yam pursuant to the following agreements: (i) a 49-year lease from the ILA signed in July 1978 that commenced in 1962 and expired in 2011 and has been extended pursuant to an option in the agreement for an additional 49 years, (ii) a lease from the ILA to Kibbutz Sdot-Yam that expired in 2009 and (iii) a long-term lease that expires in 2037 to Kibbutz Sdot-Yam by the Caesarea Development Corporation of lands, title to which is held by the ILA. Kibbutz Sdot-Yam is currently negotiating a long-term lease agreement with the ILA to replace the second lease agreement referred to above. The ILA may terminate its leases with Kibbutz Sdot-Yam in certain circumstances, including if Kibbutz Sdot-Yam commences proceedings to disband or liquidate or in the event that Kibbutz Sdot-Yam ceases to be a “kibbutz” as defined in the lease (i.e., a registered cooperative society classified as a kibbutz). The ILA may, from time to time, change its regulations governing the lease agreements, and these changes could affect the terms of the land use agreement, as amended, including the provisions governing its termination. Kibbutz Sdot-Yam currently permits us to use the land and facilities pursuant to a land use agreement originally signed in January 2001. This agreement was automatically renewed for up to five consecutive three-year terms until November 30, 2025 unless either party gives the other party two years’ prior written notice of termination. We paid a monthly fee to Kibbutz Sdot-Yam which was the NIS equivalent of $6.00 for each square meter of building and $1.50 for each square meter of unbuilt property plus VAT, calculated based on the dollar-NIS representative exchange rate on the date of each payment which may not be less than NIS 4.041 per $1.00.

The original 2001 land use agreement was terminated upon the closing of our IPO in March 2012 and replaced by a new land use agreement, signed on July 20, 2011 and amended on February 13, 2012. The new land use agreement has a term of 20 years commencing on April 1, 2012. Under the new land use agreement, Kibbutz Sdot-Yam agreed to permit us to use approximately 100,000 square meters of land, consisting both of facilities and unbuilt areas, in consideration for an annual fee of NIS 12.6 million ($3.4 million) in 2012 and NIS 12.9 million ($3.5 million) in 2013 and thereafter (each of these amounts do not include approximately NIS 62,000 for an additional small area that we have leased on the grounds of Kibbutz Sdot-Yam due to our needs and Kibbutz Sdot-Yam's consent under the same terms as the land use agreement), in each case plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011. The annual fee may be adjusted after January 1, 2021 or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the ILA or Caesarea Development Corporation, and every three years thereafter if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel B.M. (“Bank Leumi”). In addition, in the land use agreement, we have waived any claims for payment of NIS 18.0 million ($4.8 million) from Kibbutz Sdot-Yam with respect to prior investments in infrastructure on Kibbutz Sdot-Yam’s lands used by us under the prior land use agreement. Under the new land use agreement, we may not terminate the operation of either of our two production lines at our plant in Kibbutz Sdot-Yam as long as we continue to operate production lines elsewhere in Israel, and our headquarters must remain at Kibbutz Sdot-Yam. Furthermore, we may not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the new land use agreement, except upon one year’s advance written notice, subject to certain conditions. In addition, subject to limitations, we may be able to sublease lands. Kibbutz Sdot-Yam will have three months to accept or reject a request for sublease, in its sole discretion, provided that if it does not respond within such three-month period, then we will be entitled to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. In such event, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands.

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

We have committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($0.9 million) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, we have committed to pay NIS 200,000 ($57,620) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment deducted in monthly installments over a four-year period beginning in 2013 from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to our Sdot-Yam facility.

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

Starting from January 1, 2014 we are making use, per our needs, of additional offices area in Kibbutz Sdot-Yam of approximately 400 sqm, for fees which amount to NIS 77,956 ($22,459). Such additional area shall be used by us as long as we need it and not later than the end of the new land use agreement.

Pursuant to these land use agreements, we paid to Kibbutz Sdot-Yam an aggregate of $3.7 million in 2013, $3.5 million in 2012 and $3.0 million 2011.

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

Pursuant to the manpower agreement, we paid to Kibbutz Sdot-Yam an aggregate of $3.9 million in 2013, $3.8 million in 2012 and $4.8 million in 2011. As of December 31, 2013, we employed 72 Kibbutz Appointees on a permanent basis.

Services agreement

In December 2006, we entered into a services agreement with Kibbutz Sdot-Yam pursuant to which the Kibbutz provides us with electricity, sewerage, maintenance, landscaping, security and other similar services. In consideration for these services, we pay the Kibbutz an aggregate annual amount of NIS 500,000 ($144,050) plus amounts based on our consumption of services. This amount is subject to change at the discretion of a committee established for that purpose under the agreement. The amount has not increased since the agreement was originally signed.

The December 2006 services agreement was terminated in March 2012 and replaced with a new services agreement, signed on July 20, 2011 and amended on February 13, 2012, with a term of eight years from the closing of our IPO in March 2012 and that will be automatically renewed, unless one of the parties gives six months prior notice, for additional one-year periods. Under the Companies Law, the services agreement is subject to re-approval by our audit committee, board of directors and general meeting once every three years. Under the new services agreement, Kibbutz Sdot-Yam provides us, among other things, with sewage infrastructure services, water supply, meals, laundry, post-delivery and other services that Kibbutz Sdot-Yam is granted the first refusal right for their supply to us, under terms that we may obtain from third parties. The amount that we pay to the Kibbutz generally is determined based on the amount of services we consume. The amount we pay for services is subject to adjustment every six months for increases in the Israeli consumer price index. The new services agreement also includes Kibbutz Sdot-Yam’s obligation to customary liability, insurance and indemnification provisions.

Pursuant to the services agreement, we paid to Kibbutz Sdot-Yam an aggregate of $2.1 million in 2013, $2.1 million in 2012 and $1.7 million in 2011.

Agreement for arranging for additional accord

Pursuant to the Agreement For Arranging For Additional Accord, if we wish to acquire or lease any additional lands, whether on the grounds of our Bar-Lev manufacturing facility, or elsewhere in Israel, for the purpose of establishing new plants or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities’ structure on such land at its own expense in accordance with our needs; (ii) we will perform any necessary building adjustments at our expense; and (iii) Kibbutz Sdot-Yam will lease the land and the facility to us under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price. In addition, under this agreement, Kibbutz Sdot-Yam has agreed not to compete with us as long as it holds more than 10% of our shares.

Agreement for additional land on the grounds near our Bar-Lev manufacturing facility

Pursuant to the Agreement For Arranging For Additional Accord, we have entered into the Agreement For Additional Land, pursuant to which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near our Bar-Lev manufacturing facility, which we required in connection with the construction of the fifth production line at our Bar-Lev manufacturing facility and leased it to us at market value, in accordance with the terms of the Agreement For Arranging For Additional Accord. Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA (ii) acquire all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse, (iii) perform such preparation work and construction, in conjunction with the administrative body of Bar-Lev industry park and other contractors according to our plans. The warehouse in Bar-Lev will be situated both on the current and new land. The financing of the building of the warehouse will be made through a loan that will be granted by us to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse, and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot-Yam by us for our use of the warehouse. The principle amount of the loan will bear interest at a rate of 5.3% a year.
Management services agreement with Kibbutz Sdot-Yam

Pursuant to a management services agreement entered into on December 25, 2006, Kibbutz Sdot-Yam provided us with management services, including, without limitation, strategic, operational and technical advisory services and directorship services, and we agreed to pay Kibbutz Sdot-Yam a management fee of NIS 1.2 million ($0.3 million) linked to the Israeli consumer price index from December 2006 plus 7.2% of our annual pre-tax net income before payment of management fees. Pursuant to the management services agreement, we paid to Kibbutz Sdot-Yam an aggregate of $0.5 million in 2012 and $3.1 million in 2011. On December 31, 2011, the agreement was automatically renewed for an additional three-year period. The management services agreement expired; however, in March 2012 upon the closing of our IPO.

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

Registration rights agreement

Pursuant to a registration rights agreement, entered into on July 21, 2011 and amended on February 13, 2012, following our IPO in March 2012, Kibbutz Sdot-Yam has the right to request that we file a registration statement registering their shares, provided that the value of the shares to be registered is not less than $5.0 million, net of any underwriting discount or commission and provided further that we are not required to file more than two registration statements in any 12-month period. Kibbutz Sdot-Yam may also request that we file a registration statement on a Form F-3, if we are eligible to use such form, provided that the net value of the shares to be registered is not less than $1.0 million and provided further that we are not required to file more than two registration statements on a Form F-3 in any 12-month period.

Kibbutz Sdot-Yam has piggyback registration rights, which provide it with the right to register their shares in the event of an offering of securities by us. To the extent that the underwriters limit the number of shares that can be included in a registration statement, we have discretion to register those shares we choose first, followed by the shares of Kibbutz Sdot-Yam.

Pursuant to the registration rights agreement, we registered 2,300,000 of our ordinary shares held by Kibbutz Sdot-Yam. These registration rights terminate upon the earlier of seven years following the date of our IPO or the date that a holder of registration rights can sell its shares freely under Rule 144 without restrictions on volume.

Originally, the registration rights agreement was executed by and between us, Kibbutz Sdot-Yam and Tene. In April 2013, Tene sold 7,623,930 of our ordinary shares pursuant to a registration statement on Form F-3 that was filed under the terms of the registration rights agreement.

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

Caesarstone Canada Inc. is also obligated to distribute 30% of its profits per year as a dividend to its shareholders unless shareholder approval is obtained. In addition, we granted Ciot a put option and Ciot granted us a call option for its interest each exercisable any time between July 1, 2012 and July 1, 2023. Exercise of the put option requires six months prior notice, and if Ciot exercises such option in the future, we will be required to make a cash payment to them. Exercise of the call option does not require prior notice. The different purchase prices of each option following such an exercise is to be calculated based on the corporate value of Caesarstone Canada Inc. according to a formula that includes the number of slabs sold by Caesarstone Canada Inc. and the price per slab for Caesarstone Canada Inc. In January 2011, a loan in the amount of CAD $4.0 million was made to Caesarstone Canada Inc. by its shareholders, Ciot and ourselves, on a pro rata basis.

Agreements with directors and officers

Employment agreements

See “ITEM 6: Directors, Senior Management and Employees—Compensation of Officers and Directors—Employment and consulting agreements with executive officers”.

Indemnification agreements

See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders”.

C.	Interests of experts and counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2013, please see pages F-3 to F-11 of this report.

Legal Proceedings

Arbitration proceeding with Microgil Agricultural Cooperative Society Ltd.

In November 2011, Kfar Giladi and Microgil, an entity we believe is controlled by Kfar Giladi, initiated arbitration proceedings against us that commenced in April 2012. We refer to Kfar Giladi and Microgil as the "claimants". The claimants filed a complaint with the arbitrator against us seeking damages of NIS 232.8 million ($67.1 million) and in August 2012, we filed a complaint with the arbitrator against the claimants seeking damages of NIS 76.6 million ($22.1 million). After the claimants filed their affidavits in the arbitration we learned that it took illegal actions in order to obtain evidence. We consider these actions to be a breach of the arbitration clause and accordingly informed the claimants that the arbitration was cancelled. We submitted a claim to the court seeking a declarative judgment that the arbitration’s cancellation was lawful. We also submitted a motion to the court asking to stay the arbitration until the motion claim is adjudicated. We believe that we are entitled to cancel the arbitration under the circumstances described above, but our position is disputed by the claimants, and there is no assurance that we will succeed in the claim or the application.

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

In January 2012, Microgil notified us that it had closed its production facility as a result of our breach of the Processing Agreement. In April 2012, the claimants filed a claim with the arbitrator against us for NIS 232.8 million ($67.1 million) for alleged damages and losses incurred by them in connection with a breach of the Processing Agreement by us; we are disputing such a breach by us. In August 2012, we filed a claim against the claimants in arbitration for NIS 76.6 million ($22.1 million) for damages incurred by us in connection with Microgil’s malfunctioning operations, Microgil’s breach of the Processing Agreement and the understanding between the parties regarding the agreement after it was terminated, inventory which was not returned to us and was unaccounted for and an unpaid loan, which was granted by us to the claimants. During the arbitration, we found out that the claimants took illegal actions in order to obtain evidence. We considered these actions to be a breach of the arbitration clause and accordingly, in January 2014, we gave the claimants a notice of the arbitration's cancellation. We also submitted a claim to the district court seeking a declarative judgment that the arbitration’s cancellation was lawful and asked the court to stay the arbitration process until our claim to the district court is adjudicated. In turn, the claimants filed a counter motion to the court asking to stay the court proceedings. In April 2014, the court accepted the claimants' motions to stay court proceedings and ordered the arbitrator to proceed with the arbitration process. We filed a leave to appeal with the Supreme Court of the State of Israel while the arbitration process is ongoing.

We intend to defend the arbitration vigorously and to seek damages from Microgil for damage caused to us. However, we cannot provide any assurance that an adverse ruling or a negative outcome will not have a material adverse effect on us.

Claim by former South African distributor

In December 2007, we terminated our agency agreement with our former South African agent, World of Marble and Granite (“WOMAG”), on the basis that it had breached the agreement. In the same month, we filed a claim for NIS 1.0 million ($0.3 million) in the Israeli District Court in Haifa based on such breach. WOMAG has contested jurisdiction of the Israeli District Court, but subsequent appellate courts have dismissed WOMAG’s contest. In January 2008, WOMAG filed suit in South Africa seeking ˆ15.7 million ($21.6 million). In September 2013, the South African Court determined that since a proceeding on the same facts was pending before another court (lis alibis pendens), the South African Court will stay the matter until the conclusion of the Israeli action. In December 2013, the magistrate’s court in Israel held that we were not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. We have filed an appeal on this judgment to the district court.

Claims related to alleged silicosis injuries

Overview

We are subject to a number of claims in Israel by fabricators or their employees alleging that they contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Silicosis is an occupational lung disease that is progressive and sometimes fatal, and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles as a result of poorly protected and controlled, or unprotected and uncontrolled, exposure while working in different occupations, including among other things, processing quartz, granite, marble and other materials and working with quartz can cause silicosis. Silica comprises 90% of engineered stones, and smaller concentrations of silica are present in natural stones and, therefore, fabrication of engineered stones creates higher exposure to silica dust and, accordingly, to the risk of silicosis.

Individual Claims

As of May 11, 2014, we are subject to 41 pending claims of bodily injury that have been filed against us directly since 2008 in Israel or that have named us as third-party defendants by fabricators or their employees in Israel, including one lawsuit filed by the Israeli National Insurance Institute ("NII"). Through May 11, 2014, 43 claims had been filed against us, including the pending claims, one claim that was settled and one claim which was dismissed, as further detailed below. One claim was filed in 2008, two in 2009, four in 2010, seven in 2011, eight in 2012, eight in 2013 and 13 through May 11, 2014. We have also received nine letters threatening to file claims on behalf of certain fabricators in Israel or their employees in Israel alleging that they contracted illnesses as a result of fabricating our products. Each of the claims named other defendants, such as fabricators that employed the plaintiffs, the Israeli Ministry of Industry, Trade and Employment, distributors of our products and insurance companies.  The pending claims include one lawsuit filed with a petition to be recognized as class action, one lawsuit filed by three stone fabricators together and one appeal which was filed in connection with a judgment granted in one of the lawsuits (as further detailed below). In addition, one claim was filed by the NII for subrogation of compensation paid by the NII to certain fabricators who allegedly contracted silicosis.  Various arguments are raised in the claims, including among others product liability arguments and failure to provide warnings regarding the risks associated with silica dust generated by the fabrication of our products.

Most of the claims do not specify a total amount of damages sought, as the plaintiff’s future damages will be determined at trial; however, damages totaling NIS 66.5 million (approximately $19.1 million) are specified in certain of the claims currently pending against us in Israel (excluding the claim that is seeking class action recognition). A claim filed with the Magistrates court in Israel is limited to a maximum of NIS 2.5 million (approximately $0.7 million) plus any fees, and among the 41 pending claims filed against us in Israel, 23 claims were filed in the Magistrates court. A claim filed in the District court is not subject to such limitation. As a result, there is uncertainty regarding the total amount of damages that may ultimately be claimed

We intend to vigorously contest pending claims against us and potential claims, although there can be no assurance that we will succeed in these claims and there is a reasonable possibility that we will be liable for damages in such lawsuits. We currently estimate our total reasonably possible exposure with respect to 27 lawsuits out of the total 41 pending law suits (other than the lawsuits filed with a motion to be recognized as a class action) to be NIS 31.8 million (approximately $9.1 million), although the actual result of such lawsuits may significantly vary from such estimate. We cannot make an estimate with respect to the other pending lawsuits.

We currently estimate that contingent losses related to the pending claims mentioned above are no more than reasonably possible. In addition, we believe that an adverse outcome to the claims filed against us to date (other than the class action) would not have a material adverse effect on our financial position, results of operations, or cash flows, in part, due to the current availability of insurance coverage; however, there can be no assurance that our insurance coverage will be adequate or that we will prevail in these cases.

Class Action Claim

A lawsuit by a single plaintiff and a motion for the recognition of this lawsuit as a class action were filed against us in April 2014 in the Central District Court in Israel. The plaintiff claims to be the owner of a fabrication plant and to have contracted silicosis as a result of fabricating our products.  In connection therewith, the plaintiff claims that we did not provide adequate warnings with respect to the risks and protection measures required with respect to fabrication of our products, and that we intentionally hid and did not warn about the high risk and irreversible damages that may occur to the persons processing our products and misled the fabricators in Israel by comparing the hazards related to the fabrication of our products to those associated with the fabrication of natural stones.  In acting so, the plaintiff claims that we did not act as a reasonable manufacturer; we violated the law and Israeli standards, committed an assault, acted negligently and are liable under the Israeli Law for Liability for Defective Products, 1980. The plaintiff also claims that our products are a "dangerous item" under the Israeli Tort Ordinance [New Version], 5728-1968 and, therefore, claims that the burden of proof falls on us to prove that there was no carelessness for which we are liable in connection with our products. The plaintiff claims that by our wrongful conduct we violated the plaintiff’s freedom to choose whether to be exposed to the risks associated with the fabrication of our products.

The plaintiff alleges that, if the lawsuit is recognized as a class action, the claim against us is estimated to be NIS 216 million (approximately $62 million), calculated by claiming damages of NIS 18,000 (approximately $5,000) for each individual who worked in fabrication workshops in Israel in fabrication or administrative roles and who have been exposed to dust generated by the fabrication of our products. The plaintiff claims that there are 12,000 such individuals who worked at 400 fabrication workshops in Israel, each of which employed 10 fabricators and five administrative persons, with one rotation during the relevant period.  In addition, such claim includes an unstated sum in compensation for special and general damages, such as medical disability, functional disability, pain and suffering, medical expenses, medical and nursing assistance, which will require proof and quantification for each injured person in the purported class action.  The plaintiff seeks, among other things, to compel us to notify the alleged group (and potential members of the group) and each individual about the risks, recommending that they undertake a medical examination and assert their rights.

We intend to vigorously contest recognition of the lawsuit as a class action and to defend the lawsuit on its merits, although, considering the preliminary stage of this lawsuit, there can be no assurance as to the probability of success or the range of potential exposure, if any.

December 2013 Judgment

In December 2013, a judgment was entered by the Central District Court of Israel in one of the law suits, according to which we were found to be comparatively liable for 33% of the plaintiff's total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence, and on the Israeli Ministry of Industry at 27%. The total damages of the plaintiff were found by the court to be NIS 5.3 million (approximately $1.5 million). Since the plaintiff received payments from the NII,  such payments were subtracted from the total damages after reduction of the damages contributed to the plaintiff's contributory negligence. However, under Israeli law, under certain condition a plaintiff may be awarded as compensation from third party injurers, other than his employer, at least 25% of the damages claimed even if the payments that the plaintiff received from the NII equal or exceed the actual damages of the plaintiff after deducting his contributory liability. Accordingly, in the above claim, the court awarded the plaintiff additional compensation of approximately NIS 800,000 ($0.2 million) plus legal fees and expenses, which reflected 25% of the plaintiff actual damages, after deducting the plaintiff's contributory negligence and the amount of NIS 3.3 million (approximately $0.9 million) to which the claimant is entitled from the NII. After giving effect to the Israeli Ministry of Industry’s comparative responsibility, the total liability imposed on us in this case was NIS 436,669 (approximately $126,000) plus the claimant’s legal expenses.  Such amount was fully paid by our insurer in January 2014 (apart from our deductible). We, as well as the Israeli Ministry of Industry and the plaintiff, appealed on the judgment to the Israeli Supreme Court. There is no assurance whether we or any of the other appellant shall succeed in the appeals.

Claim by Former Employee

One of the fabricators who filed a claim against us was employed by us in the past and claimed that his illness was, in part, the result of his employment with us. Although there can be no assurance that we will succeed in such claim, we believe that his illness is not related to his employment by us. We are not currently subject to any other claim from our employees related to silicosis; however we may be subject to such claims in the future. Our employers’ liability insurance policy excludes silicosis claims by our employees, and to the extent we become subject to any such claims, we may face claims in excess of the portion covered by the NII.

Settled Claim

We were also a party to a settlement agreement that had been approved by a court with respect to one of the claims filed. In that instance, the total settlement was for NIS 275,000 (approximately $79,000) of which we had agreed to pay NIS 10,000 (approximately $3,000) without admitting liability. Substantially all of the balance was payable by the fabricator that employed the individual in question and insurance companies. We can provide no assurance that other lawsuits will be settled in this manner or at all.

Dismissed U.S. Claim

In 2012, Caesarstone USA was added as a 26th defendant approximately one year after commencement of a lawsuit bodily injury claim in the United States by a fabricator in the United States. The other 25 defendants were manufacturers of equipment utilized in stone fabricating or finishing operations or manufacturers and marketers of stone and engineered stone products. Total damages of approximately $56 million, including approximately $20 million of punitive damages, were sought in the U.S. claim.  The case was ultimately dismissed and we were removed as a defendant.

Insurance

Our product liability insurance in Israel covers the pending individual product liability claims, up to a maximum coverage amount. There is no certainty whether our insurance covers also the class action; however, the amount claimed exceeds our insurance coverage by a material amount. Our product liability insurance in Israel, currently covers claims that are submitted worldwide during the insurance policy term up to an amount of $10 million per claim and per insurance policy term, plus legal fees and litigation costs. Commencing in 2008, we had five consecutive insurance policies in Israel, effective for periods of 12 to 18 months. In addition, we have product liability insurance policies that do not exclude silicosis claims applicable to our subsidiaries in Australia and the United States.

Our current liability insurance provider in Israel renewed our product liability insurance policy from April 1, 2014 through March 31, 2015 with a doubled rate premium and deductible of $125,000 per claim that will be applied within the renewed policy term, instead of a $5,000 deductible applied previously. Pursuant to a notice provided to us in April 22, 2014 by our insurer, commencing from July 2014 our insurance coverage will be reduced to $5 million per claim and per insurance policy term. There is no assurance that we will be able to obtain product liability insurance in the future on the same terms, including with the premium, limits of liability and deductibles under our current policy, or at all. If our current insurance providers do not renew our product liability insurance policies in the future, it is uncertain at this time whether we will be able to obtain insurance coverage from other insurance providers in the future; Our current product liability policy in Israel includes an extended reporting period of 12 months following its termination and in the absence of subsequent insurance policy, and accordingly covers claims that are served during such extended period with respect to our products that have been supplied by us prior to that extended period.

If our insurance providers refuse to renew our insurance, we are unable to obtain coverage from other insurance providers, our policy is terminated early, or insurance coverage is decreased, or we become subject to silicosis claims excluded by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance and our management could expend significant time addressing such claims. Such events might have a material adverse effect on our business and results of operations.

Claim by the Israel Ministry of the Protection of the Environment related to alleged violation of the Clean Air Law, 2008

In December 2013, we completed the initial installation of a system in our Bar-Lev manufacturing facility to reduce styrene emission and as the system is currently in its startup stage, we are in the process of examining the results of its operation. A plan for the installation of such system in our Sdot-Yam facility was presented to the IMPE and is currently expected to be operational in November 2014. However, the IMPE has asked us to participate in a hearing to address allegations that, based on the IMPE’s procurement of several gas emission samplings from our Sdot-Yam plant, we exceeded the air ambient standards. Following such hearing, the IMPE decided not to limit, for now, our manufacturing scope at our Sdot-Yam plant, but it has decided to commence an inquiry with respect to a suspicion that we exceeded from the threshold of styrene air ambient standards during 2013. Pursuant to such hearing, we were required to promptly apply intermediate measures to correct the styrene air ambient standards by April 1, 2014, until we install a new system by which we can conclusively solve any exceeded emission of styrene gas. We have installed intermediate measures and we believe that the styrene emissions outside the plant have been reduced; although, there is no assurance that we will succeed in complying with the required standards on a continuous basis by relying solely on such intermediate measures.

General

From time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including environmental, contract, employment claims, product liability and warranty claims, and claims related to modification and adjustment or replacement of product surfaces sold. While the outcome of these other claims cannot be predicted with certainty, we do not believe that any such claims will have a material adverse effect on us, either individually or in the aggregate. See Note 11 of the notes to the financial statements included elsewhere in this annual report.

Dividends

On December 11, 2013, we paid a dividend to our shareholders of $20.1 million. Previously, on April 4, 2012, we paid a special dividend of $26.4 million to our prior shareholders (Kibbutz Sdot-Yam and Tene) following the closing of our IPO in March 2012, and an additional dividend of $0.8 million to our preferred shareholders.  We paid dividends equating to $14.0 million in fiscal year 2010 and $6.9 million in fiscal year 2011. All dividends prior to the 2013 one were denominated in NIS and have been translated into U.S. dollars at the applicable exchange rate prevailing on the date each dividend was distributed.

We currently expect that payments of dividends will be made from time to time based on the recommendation of our board of directors, after taking into account legal limitations, growth plans and other factors that our board of directors may deem relevant.  We do not have a declared dividend policy although we may adopt one in the future.

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

The payment of dividends may be subject to Israeli withholding taxes. See “ITEM 10: Additional Information—Taxation—Israeli tax considerations and government programs—Taxation of our shareholders—Dividends”.

B.	Significant Changes

Since the date of our audited financial statements included elsewhere in this annual report, there have not been any significant changes in our financial position.

ITEM 9: The Offer and Listing

Not applicable, except for Items 9.A.4 and 9.C, which are detailed below.

A.	Offer and Listing Details

Our ordinary shares have been trading on the Nasdaq Global Select Market under the symbol “CSTE” since March 2012.  The following table sets forth the high and low sales prices for our ordinary shares as reported by the Nasdaq Global Select Market, in U.S. dollars, for 2013 and 2012, each quarter in the 2013 and 2012 and the most recent six months prior to the filing of this annual report:

	NASDAQ Global Select Market
Annual	High	Low
	(price per ordinary share)
2013	50.93	16.41
2012 (beginning on March 22, 2012)	17.39	10.08

	NASDAQ Global Select Market
Quarterly	High	Low
First Quarter 2014	60.61	43.20
Fourth Quarter 2013	50.93	38.45
Third Quarter 2013	47.61	27.22
Second Quarter 2013	30.05	21.80
First Quarter 2013	26.40	16.41
Fourth Quarter 2012	17.39	14.01
Third Quarter 2012	14.52	10.08
Second Quarter 2012	13.88	10.75
First Quarter 2012 (beginning on March 22, 2012)	12.33	10.70

	NASDAQ Global Select Market
Most Recent Six Months	High	Low
	(price per ordinary share)
April 2014	58.34	51.61
March 2014	60.61	53.44
February 2014	59.12	43.2
January 2014	53.3	44.11
December 2013	50.93	46.61
November 2013	49.91	41.41
October 2013	46.61	38.45

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 34,860,450 are issued and outstanding as of April 30, 2014.

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

Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Post-IPO articles of association”.

Transfer of shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Board of directors and officers”. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “ITEM 6: Directors, Senior Management and Employees—Board Practices—External Directors”.

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

Tax law

Israeli tax law treats some acquisitions, such as stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a non-Israeli corporation to immediate taxation unless such shareholder receives an advanced ruling from the Israeli Tax Authority for different tax treatment. See “ITEM 10: Additional Information—Taxation—Israeli tax considerations and government programs—Taxation of our shareholders—Capital gains”.

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

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location
Agreements with Kibbutz Sdot-Yam	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam”.
Agreement with Mikroman Madencilik San ve TIC.LTD.STI	“ITEM 3: Key Information—Risk Factors—We may encounter delays in manufacturing if we are required to change the suppliers for the quartz used in the production of our products.”
2013 Addendum with Mikroman Madencilik San ve TIC.LTD.STI	“ITEM 3: Key Information—Risk Factors—We may encounter delays in manufacturing if we are required to change the suppliers for the quartz used in the production of our products.”
2011 Incentive Compensation Plan	“ITEM 6: Directors, Senior Management and Employees—Compensation of Officers and Directors—Equity incentive plan”.
Form of Indemnification Agreement	“ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of officer holders”.
Registration Rights Agreement	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration rights agreement”.
Extension of Registration Rights Agreement	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration rights agreement”.

D.	Exchange Controls

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

General corporate tax structure in Israel

Israeli companies were generally subject to corporate tax at the rate of 24% in 2011 (25% in 2010). Prior to the enactment of the Law for Changing the Tax Burden in Israel (the “Tax Change Law”), Israeli corporate tax rates were scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016. This scheduled gradual reduction in corporate tax rates was repealed. Instead, the Tax Change Law provides that the corporate tax rate was increased to 25% in 2012 and 2013, and further increased to 26.5% in 2014 and thereafter. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate of 25% and from 2014 and onwards 26.5%.

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

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) used for the development or promotion of the Industrial Enterprise over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns, under certain conditions, with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

There is no assurance that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the “Investment Law,” provides different benefits to “Approved Enterprise”, “Beneficiary Enterprise” and “Preferred Enterprise”.

The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Economy of the State of Israel (the “Investment Center”), be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its sources of capital, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits generated from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

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

Some of our facilities had been granted “Approved Enterprise” status by the Investment Center, which entitled us to investment grants and tax benefits for certain of our investment programs. Until the end of the tax year 2010, we were eligible for tax benefits under three different Approved Enterprise programs. Two of the programs provided us with certain tax benefits for a period of seven consecutive years. The third program provided us with an investment grant of 24% of our approved investments, in addition to certain tax benefits, for a period of seven consecutive years. In addition, some of our facilities had the status of a Beneficiary Enterprise which made us eligible for tax benefits for a period of up to ten years. Our elective year in this program is the year 2008.

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

Amendment No. 68 imposes a reduced flat corporate tax rate which is not program-dependent and applies to the industrial enterprise’s entire preferred income. The reduced flat corporate tax rates for qualified industrial enterprises are  as follows:

1.	In 2011-2012, the reduced tax rate is 10% or 15% depending on the Preferred Enterprise’s location in Israel.

2.	In 2013-2014, the reduced tax rate will be 7% or 12.5% depending on the Preferred Enterprise’s location in Israel.

3.	In 2015 and onwards, the reduced tax rate will be 6% or 12% depending on the Preferred Enterprise’s location in Israel.

4.	Subsequently, on August 5, 2013, the 2014 and onwards tax bracket was increased by the Knesset to 9% or 16% depending on the Preferred Enterprise’s location in Israel.

The tax benefits under Amendment No. 68 also include accelerated depreciation and amortization for tax purposes.

A company that pays a dividend out of income generated from the Preferred Enterprise is required to withhold tax on such distribution at a rate of 15% (or a reduced rate under an applicable double tax treaty). Subsequently, such rate was raised to 20% effective 2014 and onwards, based on the August 5, 2013 Knesset decision. Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

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

We have examined the effect of the implementation of Amendment No. 68 on our financial statements and announced the election of the provisions of Amendment No. 68 on April 11, 2011. Therefore, we are entitled to tax benefits under Amendment No. 68 beginning in year 2011. Once announced, the election of the provisions of Amendment No. 68 cannot be rescinded and all previous Tracks that were effective under the Grant Tracks (Approved Enterprise) and the Tax Benefits Track (Beneficiary Enterprise) expired at the end of 2010. Since we announced the election prior to July 30, 2015, we will be entitled to distribute exempt income generated by the Approved/Beneficiary Enterprise to our Israeli corporate shareholders tax free.

Under Amendment No. 68 and from January, 1, 2011, our facilities have “Preferred Enterprise” status, which entitles us to tax benefits at a flat reduced corporate tax rate (12.5% or 7% for the year 2013) that will apply to the industrial enterprise’s entire preferred income and in 2014 and onwards 16 % for the portion related to the Kibbutz Sdot-Yam facility and 9% for the portion related to the Bar-Lev manufacturing facility. In addition, the Bar-Lev manufacturing facility is eligible to receive a grant of up to 20% on capital investments, subject to the approval of the Investment Center.

In November 2012, Amendment No. 69 to the Investment Law (the “Trapped Earnings Law”) was passed. This amendment provides temporary, partial, relief from taxation on a distribution of dividends from exempt income for companies that elect the “relief option” through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (“Elected Earnings”) for a reduced tax rate ranging between 6% to 17.5% (the “relief option”). While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a certain period of time. The applicable rate is based on a linear formula involving the portion of Elected Earnings to exempt income and the applicable tax rate prescribed according to the Investment Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development in Israel, or wages of new employees during a period of five years starting the year which the company applied the Trapped Earnings Law (“Designated Investment”). The Designated Investment amount is defined by a formula that considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed according to the Investment Law.

In addition to the reduced tax rate, a distribution of Elected Earnings would be subject to a 15% withholding tax and from 2014 and onwards 20%. We have examined the effect of the Trapped Earnings Law on our financial statements and decided to not elect the “relief option” to not apply the Trapped Earnings Law.

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

The Encouragement of Industrial Research and Development Law, 5744-1984

The Israeli law under which the Office of the Chief Scientist of the Ministry of Economy of the State of Israel (the “OCS”) grants are made, limits our ability to manufacture products, or transfer technologies developed using these grants outside of Israel. If we were to seek approval to manufacture products, to consummate a merger or acquisition transaction with a non-Israeli third party or to transfer technologies developed using these grants outside of Israel, we could be subject to additional royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal charges. We believe that our planned construction of a new production facility in the United States will not subject us to any royalty payment obligations or require us to refund any grants because our OCS grants financed our development of a product that has not been commercialized and will not be manufactured at the U.S. production facility. In addition, based on OCS statements, we believe that our OCS funding is exempted from royalty payment obligations. During 2013, 2012 and 2011, we recognized OCS funding of $0.01 million, $0.3 million and $0.2 million, respectively.

Taxation of our shareholders

Capital gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is computed, generally, on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (24% in 2011 and 25% in 2012 and 2013 and 26.5% in 2014 and onward. As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our securities is taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011 and 25% in 2012 and thereafter and 26.5% in 2014 and onward and a marginal tax rate of up to 45% for an individual in 2011, 48% in 2012 and 50% in 2013). Notwithstanding the foregoing, capital gains generated from the sale of securities by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxes provided that all the following conditions are met: (i) the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009), (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the “Israel-U.S.A. Double Tax Treaty”) exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

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

Dividends

A distribution of a dividend from income attributed to an Approved Enterprise/Beneficiary Enterprise (either to an individual or a corporation) will be subject to tax in Israel at the rate of 15% (4% for a foreign investor under the Ireland Track), subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of a dividend from income attributed to a Preferred Enterprise to an Israeli corporation will be tax exempt in Israel. Only a distribution of a dividend to an individual or a foreign company will be subject to withholding tax in Israel at a rate of 15% and from 2014 and onward to a rate of 20% or in accordance with the relevant tax treaty. In addition, subject to certain conditions, Preferred Enterprises can distribute dividends derived from accumulated historic profits attributed to Approved/Beneficiary Enterprises free of tax to an Israeli corporation shareholder. A distribution of a dividend from income that is not attributed to an Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise to an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided the income from which such dividend is distributed was generated or accrued in Israel.

As of January 1, 2012, the Israeli Income Tax Ordinance provides that a non-Israeli resident (either an individual or a corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). Such rates may be reduced by the application of the provisions of applicable double tax treaties. Thus, under the Israel-U.S.A. Double Tax Treaty the following rates will apply to dividends distributed by an Israeli resident company to a U.S. resident: (i) if (A) the U.S. resident is a corporation which held during the portion of the taxable year preceding the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company and (B) not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends then the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from the income of an Israeli resident company which was entitled to a reduced tax rate applicable to an Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise then the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident in Israel.

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s/Beneficiary Enterprise’s/Preferred Enterprise’s income from the amount distributed at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 15%/20% (the 20% tax rate shall apply if the dividend distributed from 2014 and onwards from income attributed to the Preferred Enterprise) and (iii) non-Israeli residents – 15%/20% (the 20% tax rate shall apply if the dividend distributed from 2014 and onwards from income attributed to the Preferred Enterprise), subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from income not attributed to the Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise, the following withholding tax rates will apply: (a) for securities registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% and (iii) non-Israeli residents – 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a “controlling shareholder” as defined above) at the time of the distribution or at any time during the preceding 12 month period)), and (iii) non-Israeli residents – 25%/30% as referred to above with respect to Israeli resident individuals, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Future distributions with respect to our ordinary shares may be paid in U.S. dollars or NIS. If a distribution is denominated in NIS, the amount of such distribution will equal the U.S. dollar value of the NIS received, calculated by reference to the exchange rate in effect on the date that distribution is received, whether or not the U.S. Holder in fact converts any NIS received into U.S. dollars at that time. If the distribution is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the distribution is converted into U.S. dollars after the date of receipt. Any gains or losses resulting from the conversion of NIS into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source.

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

Based on our most current estimates of our gross income and gross assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2013 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2014. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which will be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and will not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed. As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our web site at http://www.caesarstone.com. We will not furnish hard copies of such reports to our shareholders unless we are requested to do so in writing. Upon receipt of such a request, we will provide a hard copy of such reports to such requesting shareholder free of charge. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The significant majority of our revenues are generated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 25.2%, 30.0% and 34.0% of our revenues in 2013, 2012 and 2011, respectively. Sales in Canadian dollars accounted for 13.8%, 13.6% and 11.4% of our revenues in 2013, 2012 and 2011, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in NIS, U.S. dollars and Euros, and  a much smaller proportion, in Australian and Canadian dollars. As a result, a revaluation of the NIS or, to a lesser extent, the Euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar
2011	12.3%	4.2%	4.3%	4.9%
2012	0.3%	(1.1)%	(7.2)%	(7.6)%
2013	(6.4)%	(2.9)%	6.8%	3.4%

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $6.5 million in 2013.

An appreciation of NIS relative to the U.S. dollar, would increase our revenues generated in Israel. However, our operating costs denominated in U.S. dollars would increase to a greater extent, resulting in lower operating income. As a result, assuming a 10% increase in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would decrease by $3.4 million in 2013.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $3.2 million in 2013.  Assuming a 10% increase in the Euro relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $0.3 million in 2013.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our exposure was reduced when we obtained new loans in 2009 in Australian, U.S. and Canadian dollars, however, as the loan balances have been reduced, and in 2013 completely repaid, the exposure has increased. Our most significant exposure as of December 31, 2013, relates to a potential change in the exchange rate of the NIS and the Euro relative to the U.S. dollar. Assuming a 10% increase in the NIS and the Euro relative to the U.S. dollar, and assuming no other changes, our finance expenses would have increased by $2.8 and $0.6 million, respectively, in 2013 due to our current net liability position denominated in both currencies. A change of 10% decrease in Canadian dollar relative to the U.S. dollar would have an impact of $0.3 million based on our December 31, 2013 net asset position.

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

As of December 31, 2013, we had the following foreign currency hedge portfolio:

		USD/NIS	USD/CAD	AUD/NIS	CAD/NIS	EUR/USD	AUD/USD	TOTAL
		(in thousands, except average rates)
Buy forward contracts	Notional		8,546,803			1,795,073		10,341,876
	Fair value		239,822			133,642		373,464
	Average rate		1.0366			1.2822
Sell forward contracts	Notional						24,202,098	24,202,098
	Fair value						1,348,332	1,348,332
	Average rate						0.9399
Buy put options	Notional	15,608,096						15,608,096
	Fair value	628,380						628,380
	Average rate	3.589
Sell put options	Notional
	Fair value
	Average rate
Buy call options	Notional
	Fair value
	Average rate
Sell call options	Notional	14,946,267						14,946,267
	Fair value	(60,491)						(60,491)
	Average rate	3.748
Total notional value		30,554,363	8,546,803			1,795,073	24,202,098	65,098,336
Total Fair value		$567,890	$239,822			$133,642	$1,348,332	$2,289,686

For the year ended December 31, 2013, net embedded gains on our foreign currency derivatives transactions totaled $1.6 million for open derivative transactions. For the year ended December 31, 2012, net embedded loss on our foreign currency derivatives transactions totaled $0.7 million for open derivative transactions. For the year ended December 31, 2011, net embedded losses on our foreign currency open derivative transactions were $3.2 million.  For the year ended December 31, 2013, our finance income generated from derivatives and foreign exchange rate transactions were $0.4 million. For the years ended December 31, 2012 and 2011, our finance expenses generated from derivatives and foreign exchange rate transactions were $1.3 and $2.9 million, respectively.

Interest rates

We had cash and short-term bank deposits  totaling $92.2 million at December 31, 2013. Our cash, cash equivalents and short term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

From the effective date of the registration statement and until December 31, 2012, we used $27.2 million of the net proceeds to pay a special dividend to our existing shareholders immediately following the closing of the IPO. In addition, in December 2013, we paid a $20.1 million dividend to our shareholders on record as of November 27, 2013. See “ITEM 8: Financial Information—Dividends”.  We used $6.5 million of the net proceeds to pay the balance of the acquisition price for the remaining 75% equity interest in our U.S. distributor, Caesarstone USA, in which we acquired a 25% interest in January 2007. We acquired the remaining interest in May 2011 and the balance of the purchase price was payable following the closing of our IPO.

We may use a portion of the balance of the net proceeds to expand our production capacity during the next one to two years. See “ITEM 4: Information on Caesarstone—History and Development of Caesarstone—Principal Capital Expenditures”. We may choose to expand our production capacity by several means, including an acquisition, and the funds required may be greater or less.

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

ITEM 15: Controls and Procedures

(a)           Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)           Management’s Annual Report on Internal Control Over Financial Reporting. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2013 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)           Attestation report of the registered public accounting firm. This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the Jumpstart Our Business Startups Act ("JOBS Act") provides an exemption from such requirement as we qualify as an emerging growth company.

(d)           Changes in Internal Control Over Financial Reporting. During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

Our board of directors has determined that Yonathan Melamed qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the Nasdaq Stock Market rules. In addition, Mr. Borovsky, Mr. Melamed and Mrs. Ben Dov are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

ITEM 16B: Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company’s chief executive officer, and all senior financial officers, including the Company’s chief financial officer, the controller and persons performing similar functions. The Company has also adopted a Code of Conduct that applies to the Company’s directors, officers and employees. We have posted these codes on our corporate website at http://ir.caesarstone.com/governance.cfm. Waivers of our code of ethics may only be granted by the board of directors.  Any amendments to this Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. We granted no waivers under our Code of Ethics in 2013.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December, 31,
	2012	2013
	(in thousands of U.S. dollars)
Audit fees(1)	$242	$416
Audit-related fees(2)	532	178
Tax fees(3)	64	56
All other fees(4)	20	48
Total	$858	$698
______________________
(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2012 and 2013, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” include fees for services performed by our independent public accounting firm in connection with our registration statement on Form F-1 for our initial public offering in 2012 and the follow-on offering in 2013.

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

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchases of Equity Securities by the Company and Affiliated Purchasers

Not applicable.

ITEM 16F:  Change in Registrant’s Certifying Accountant

None.

ITEM 16G:  Corporate Governance

As a foreign private issuer, we are permitted under Nasdaq Stock Market Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the Nasdaq Stock Market corporate governance rules, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We must also provide Nasdaq with a letter from outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law.

We rely on this “foreign private issuer exemption” with respect to the following items:

•
We follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under the Nasdaq Stock Market rules. At an adjourned meeting, any number of shareholders constitutes a quorum. This quorum requirement is based on the default requirement set forth in the Companies Law.  We submitted a letter to Nasdaq from our outside counsel in connection with this item prior to our IPO in March 2012.

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

Otherwise, subject to using the controlled company exemption described under “Management—Board Practices—Corporate governance practices,” we comply with the Nasdaq Stock Market corporate governance rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. We are also subject to Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

We may in the future provide Nasdaq with an additional letter or letters notifying Nasdaq that we are following our home country practices, consistent with the Companies Law and practices, in lieu of other requirements of Nasdaq Stock Market Rule 5600.

ITEM 16H:  Mine Safety Disclosures

Not applicable.

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
Yosef Shiran
Chief Executive Officer

Dated: May 13, 2014

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended on February 21, 2014
1.2	Memorandum of Association of the Registrant (2) ¥
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011(3) ¥
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ¥
4.3	Lease agreement for Bar-Lev Industrial Park, by and between the Registrant and the Israeli Lands Administration, dated June 6, 2007 (3) ¥
4.4	Agreement by and between Mikroman Madencilik San ve TIC.LTD.STI and the Registrant, dated September 27, 2010 (1)* ¥
4.5	Addendum, dated December 19, 2013, to the Agreement by and between Mikroman Madencilik San ve TIC.LTD.STI and the Registrant, dated September 27, 2010* ¥
4.6	2011 Incentive Compensation Plan (2)
4.7	Form of Indemnification Agreement (3)
4.8	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.9	Addendum, dated February 13, 2012 to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.10	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.11	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.12	Addendum, dated February 13, 2012 to the Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.13	Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.14	Addendum, dated February 13, 2012 to the Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
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

4.17	Tene Non-Compete Commitment, dated July 18, 2011 (3) ¥
4.18	Addendum, dated February 7, 2012 to the Tene Non-Compete Commitment, dated July 18, 2011 (3) ¥

Number	Description
4.19	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (3) ¥
8.1	List of Subsidiaries of the Registrant (3)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications) (4)
15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young global)
15.2	Consent of Grant Thornton Audit Pty Ltd.
15.3	Consent of Freedonia Custom Research, Inc.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.PRE**	XBRL Taxonomy Presentation Linkbase Document
101.CAL**	XBRL Taxonomy Calculation Linkbase Document
101.LAB**	XBRL Taxonomy Label Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
__________________________
(1)	Previously filed with the Securities and Exchange Commission on March 19, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 6, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on February 16, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(4)	Furnished herewith.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

**
In accordance with Rule 406T of Regulation S-T, XBRL (eXtensible Business Reporting Language) information is furnished, not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise is not subject to liability under those sections.

¥	English translation of original Hebrew document.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633439 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CAESARSTONE SDOT-YAM LTD.

We have audited the accompanying consolidated balance sheets of Caesarstone Sdot-Yam Ltd. and subsidiaries (the "Company") as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Caesarstone Australia Pty Limited, a wholly-owned subsidiary, which statements reflect total assets constituting 13% and 17% of the related consolidated totals as of December 31, 2013 and 2012, respectively, and total revenues constituting 25%, 30% and 34% in 2013, 2012, and 2011, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Limited, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012 and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Haifa, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
May 13, 2014	A Member of Ernst & Young Global

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2013	2012

ASSETS

Current assets:
Cash and cash equivalents		$22,248	$29,033
Short-term bank deposits		70,000	43,700
Trade receivables (net of allowance for doubtful accounts of $1,898 and $1,127 at December 31, 2013 and 2012, respectively)		52,304	44,066
Other accounts receivable and prepaid expenses	3	22,853	16,238
Inventories	4	57,867	50,550

Total current assets		225,272	183,587

Long-term assets:

Severance pay fund		3,973	3,424
Long-term deposits and prepaid expenses		1,603	1,198

Total long-term assets		5,576	4,622

Property, plant and equipment, net	5	93,634	72,987

OTHER ASSETS	6	13,372	16,898

Goodwill	7	39,702	42,955

Total assets		$377,556	$321,049

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2013	2012

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank credit	8	$5,454	$5,248
Current maturities of long-term loans	8	-	5,500
Trade payables		50,624	36,925
Account payables and current maturities to related parties, including financing leaseback	14	2,602	2,888
Accrued expenses and other liabilities	9	20,890	15,314

Total current liabilities		79,570	65,875

Long-term liabilities:
Long-term loan and financing leaseback from a related party	14	12,342	12,188
Accrued severance pay		4,472	3,989
Long-term warranty provision		1,704	1,599
Deferred tax liabilities, net	12	6,245	6,375

Total long-term liabilities		24,763	24,151

Redeemable non-controlling interest	2(v)	7,624	7,106

Commitments and contingent liabilities	11,17

Equity:	13
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2013 and 2012; 34,739,315 and 34,365,250 shares issued and outstanding at December 31, 2013 and 2012, respectively;		364	360
Additional paid-in capital		138,757	135,437
Accumulated other comprehensive income		3,680	8,517
Retained earnings		122,798	79,603

Total equity		265,599	223,917

Total liabilities and equity		$377,556	$321,049

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2012	2011

Revenues	$356,554	$296,564	$259,671
Cost of revenues	194,436	169,169	155,377

Gross profit	162,118	127,395	104,294
Operating expenses:
Research and development (net of grants and participations for the amount of $11, $310 and $211 for the years ended December 31, 2013, 2012 and 2011, respectively)	2,002	2,100	2,487
Marketing and selling	51,209	46,911	34,043
General and administrative	32,904	28,423	30,018

Total operating expenses	86,115	77,434	66,548

Operating income	76,003	49,961	37,746
Finance expenses, net	1,314	2,773	4,775

Income before taxes on income	74,689	47,188	32,971
Taxes on income	10,336	6,821	3,600

Income after taxes on income	64,353	40,367	29,371
Equity in losses of affiliate, net	-	-	67

Net income	$64,353	$40,367	$29,304

Net income attributable to non-controlling interest	1,009	735	252
Net income attributable to controlling interest	63,344	39,632	29,052
Dividends attributable to preferred shareholders	-	-	8,376

Net income attributable to controlling interest	$63,344	$39,632	$20,676

Basic net income per share of ordinary shares	1.83	1.21	1.06

Diluted net income per share of ordinary shares	1.80	1.21	1.06

Weighted average number of ordinary shares used in computing basic income per share (in thousands)	34,667	32,642	19,565
Weighted average number of ordinary shares used in computing diluted income per share (in thousands)	35,210	32,700	19,565

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Net income	$64,353	$40,367	$29,304

Other comprehensive income (loss) before tax:
Foreign currency translation adjustments	(6,182)	2,779	13,070
Income tax benefit (expense) related to components of other comprehensive income	855	(402)	(1,427)

Total other comprehensive income (loss), net of tax	(5,327)	2,377	11,643

Comprehensive income	59,026	42,744	40,947
Less: comprehensive income attributable to non-controlling interest	(519)	(901)	(85)

Comprehensive income attributable to controlling interest	$58,507	$41,843	$40,862

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

U.S. dollars in thousands (except share data)

	Common Stock
	Shares	Amount	Preferred shares	Additional paid-in capital	Retained earnings	Foreign currency translation - Company	Accumulated other comprehensive income (loss), net(1)	Total equity

Balance as of January 1, 2011	19,565,000	$192	$86	$55,338	$41,716	$23,463	$(5,504)	$115,291
Dividend	-	-	-	-	(3,615)	-	-	(3,615)

Other comprehensive income	-	-	-	-	-	-	11,810	11,810
Net income	-	-	-	-	29,052	-	-	29,052
Foreign currency translation-company	-	-	-	-	-	(16,087)	-	(16,087)

Balance as of December 31, 2011	19,565,000	192	86	55,338	67,153	7,376	6,306	136,451

Other comprehensive income	-	-	-	-	-	-	2,211	2,211
Net income	-	-	-	-	39,632	-	-	39,632
Issuance of ordinary shares, net of issuance expenses of $8,825	7,659,000	82	-	76,439	-	-	-	76,521
Conversion of preferred shares to ordinary shares	7,141,250	86	(86)	-	-	-	-	-
Equity-based compensation expense related to employees	-	-	-	3,660	-	-	-	3,660
Dividend	-	-	-	-	(27,182)	-	-	(27,182)
Foreign currency translation – company (Note 2b)	-	-	-	-	-	(7,376)	-	(7,376)

Balance as of December 31, 2012	34,365,250	360	-	135,437	79,603	-	8,517	223,917

Other comprehensive income	-	-	-	-	-	-	(4,837)	(4,837)
Net income	-	-	-	-	63,344	-	-	63,344
Equity-based compensation expense related to employees	-	-	-	2,514	-	-	-	2,514
Cash less exercise of options	374,065	4	-	(4)	-	-	-	-
Dividend	-	-	-	-	(20,149)	-	-	(20,149)
Compensation paid by a former shareholder (2)	-	-	-	810	-	-	-	810

Balance as of December 31, 2013	34,739,315	$364	$-	$138,757	$122,798	$-	$3,680	$265,599

(1)	Accumulated other comprehensive income (loss), net, comprised of foreign currency translation.

(2)
A bonus paid by the Company's former shareholder, Tene Investment Fund ("Tene"), to certain of its employees. According to U.S. GAAP in cases when the compensation is provided by a holder with economic interest, it is required to expense this compensation against paid-in capital.

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:

Net income	$64,353	$40,367	$29,304

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	14,994	14,368	14,615
Share-based compensation expense	2,514	3,660	-
Decrease in share-based payment in subsidiary	-	(1,383)	-
Accrued severance pay, net	(64)	(61)	(33)
Changes in deferred tax, net	674	(1,927)	(3,858)
Equity in loss of affiliate, net	-	-	67
Capital gains	(22)	(79)	(84)
Compensation paid by a former shareholder	810	-	-
Foreign currency translation losses (gains)	(132)	417	1,433
Impairment of long-term loan to others	-	-	1,127
Increase in trade receivables	(8,238)	(8,561)	(10,460)
Increase in other accounts receivable and prepaid expenses	(7,419)	(3,291)	(2,376)
Decrease (increase) in inventories	(7,317)	(3,816)	4,090
Increase (decrease) in trade payables	9,351	5,201	(942)
Increase (decrease) in warranty provision	401	297	(126)
Increase (decrease) in accrued expenses and other liabilities including related parties	5,765	(9,922)	(4,533)

Net cash provided by operating activities	75,670	35,270	28,224

Cash flows from investing activities:

Investment in short-term deposits	(26,300)	(43,700)	-
Acquisition of U.S. Quartz Products, Inc.(a)	-	-	(16,213)
Acquisition of the business of White-Wood Distributors Ltd.(b)	-	-	(1,954)
Acquisition of the business of Prema Asia Marketing PTE Ltd.(c)	-	(150)	(576)
Purchase of property, plant and equipment	(27,372)	(13,481)	(8,785)
Increase in long-term deposits and prepaid expenses	(405)	(849)	(16)
Repayment of loan by related party and other	-	-	177

Net cash used in investing activities	(54,077)	(58,180)	(27,367)

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from financing activities:

Dividends paid	$(20,149)	$(27,182)	$(6,948)
Receipt from issuance of ordinary shares, net	-	76,768	-
Repayment of long-term loans	(5,372)	(12,670)	(19,819)
Short-term bank credit and loans, net	206	1,275	(7,402)
Repayment of contingent consideration related to U.S. Quartz Products, Inc. acquisition	-	(6,242)	-
Contribution to equity by non-controlling interest	-	-	458
Receipt of a financing leaseback related to Bar-Lev transaction	-	10,893	-
Receipt of long-term loan from related party	-	-	1,878
Repayment of a financing leaseback related to Bar-Lev transaction	(1,149)	(362)	-

Net cash provided by (used in) financing activities	(26,464)	42,480	(31,833)

Effect of exchange rate differences on cash and cash equivalents	(1,914)	(2,487)	(811)

Increase (decrease) in cash and cash equivalents	(6,785)	17,083	(31,787)
Cash and cash equivalents at beginning of year	29,033	11,950	43,737

Cash and cash equivalents at end of year	$22,248	$29,033	$11,950

Cash received (paid) during the year for:

Interest paid	$(946)	$(1,947)	$(1,734)

Interest received	$420	$376	$286

Tax paid	$(9,434)	$(7,895)	$(5,393)

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Supplemental information and disclosures of non-cash investing and financing activities:

(a)	Acquisition of U.S. Quartz Products, Inc. On May 18, 2011 (see note 1b):

	Cash	$20,000
	Fair value of future consideration	6,210
	Fair value of the company's equity interest held before the business combination	6,807

	Total consideration	33,017

	Identifiable assets acquired and liabilities assumed:
	Cash acquired	3,787
	Working capital (excluding cash and cash equivalents)	2,944
	Property and equipment	1,794
	Goodwill and intangible assets	36,157
	Long-term liabilities	(11,665)

	Net assets acquired	33,017

	Total net cash paid at acquisition of the business of U.S. Quartz Products, Inc.	$16,213

(b)	Acquisition of the business of White-Wood Distributors Ltd On May 1, 2011 (see note 1d):

	Consideration:
	Cash	$1,954
	Deferred payment	151

	Total consideration	$2,105

	Identifiable assets acquired and liabilities assumed:

	Inventory	$544
	Goodwill and intangible assets	1,561

		2,105

	Net cash paid at acquisition	$1,954

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Supplemental information and disclosures of non-cash investing and financing activities (Cont.):

(c)	Acquisition of the business of Prema Asia Marketing PTE Ltd. on October 1, 2011 (see note 1c)

	Consideration:
	Cash	$576
	Deferred payment	252

	Total consideration	$828

	Identifiable assets acquired and liabilities assumed:
	Inventory	$50
	Fixed assets	26
	Goodwill and intangible assets	752

		828

	Net cash paid at acquisition	$576

	Year ended December 31,
	2013	2012	2011
Purchase of fixed assets with credit from suppliers	$4,880	$2,141	$3,633

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	General:

Caesarstone Sdot-Yam Ltd., incorporated under the laws of the State of Israel, was founded in 1987. The company and its subsidiaries (collectively, the "Company" or "Caesarstone") manufacture high quality engineered quartz surfaces sold under the Company's premium Caesarstone brand. The Company's products consist of engineered quartz slabs that are currently sold in over 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling end markets. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

As of December 2013, the Company has subsidiaries in Australia, Singapore, Canada and the United States (see Note 1(b)-1(d)) which are engaged in the marketing and selling of the Company's products in different geographic areas.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (CONT.)

b.	Acquisition of shares of U.S. Quartz Products, Inc.: (Cont.):

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (CONT.)

b.	Acquisition of shares of U.S. Quartz Products, Inc. (Cont.):

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

Unaudited pro forma consolidated revenues and earnings:

The following table sets forth the unaudited consolidated pro forma revenues and earnings for the period ended December 31, 2011, assuming that the acquisition of the remaining 75% equity interest in U.S. Quartz occurred on January 1, 2010. The pro forma information is not necessarily indicative of the results of operations that actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (CONT.)

b.	Acquisition of shares of U.S. Quartz Products, Inc. (Cont.):

December 31,
2011
Unaudited

Revenues	$271,874

Net income	$25,222

Basic and diluted net earnings per share	$0.91

c.	Acquisition of the business of Prema Asia Marketing PTE Ltd. ("Prema"):

The Company entered into an agreement on October 1, 2011 pursuant to which it acquired the operations for the distribution of Caesarstone's products in Singapore from the Company's former distributor in Singapore. Under the terms of the agreement, the Company paid approximately $500 upon closing, $300 based on a formula that includes the number of slabs sold in Singapore during 2011 out which $150 was paid in 2012 and additional $150 will be paid by September 30, 2014, in addition the company was obligated to make an additional payment of up to $250 calculated based on a formula that includes the number of slabs sold in Singapore during 2012 (subject to the former distributor's owner remaining CSSEA's manager until October 1, 2014), however the threshold for this obligation was not met. In addition, the Company acquired inventory and fixed assets from the former distributor in Singapore for $76. The total consideration was approximately $800 (approximately $700 was paid through December 31, 2013).

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (CONT.)

c.	Acquisition of the business of Prema Asia Marketing PTE Ltd. ("Prema"): (Cont.):

The following table summarizes the fair value of the assets acquired on October 1, 2011 (the acquisition date):
	Fair value	Expected useful life (years)

Inventory	$50
Fixed assets	26
Customer relationships (1)	133	5.0
Distribution agreement (2)	254	2.0
Non-competition agreement (3)	62	3.0
Goodwill	303	indefinite

Total assets acquired	828

Total liabilities assumed	-

Net assets acquired	828

Total purchase price	$828

(1)	The fair value of the customer relationships was measured using the MPEEM approach. The fair value of the customer relationships is being amortized according to the revenue projections.

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

d.	Purchase of White-Wood Distributors Ltd.'s business related to distribution of the Company's products in Western Canada and incorporation of Caesarstone Canada:

Caesarstone Canada Inc., ("Caesarstone Canada") was incorporated under the federal laws of Canada in 2010. In October 2010, Caesarstone Canada began to distribute its products in Eastern Canada and in May 2011, in Western Canada.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (CONT.)

d.	Purchase of White-Wood Distributors Ltd.'s business related to distribution of the Company's products in Western Canada and incorporation of Caesarstone Canada (cont.):

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

The following table summarizes the fair value of the assets acquired on May 1, 2011 (the acquisition date):

	Fair value	Expected useful life (years)

Inventory	$544
Customer relationships(1)	807	4.7
Goodwill(2)	754	indefinite

Total assets acquired	2,105

Total liabilities assumed	-

Net assets acquired	2,105

Total purchase price	2,105

(1)	The fair value of the customer relationships was measured using the MPEEM approach. The fair value of the customer relationships is being amortized according to the revenue projections.

(2)	Goodwill represents the excess of the acquisition price over assets acquired and liabilities assumed. Goodwill is not amortized and will be tested for impairment at least annually.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (CONT.)

d.	Purchase of White-Wood Distributors Ltd.'s business related to distribution of the Company's products in Western Canada and incorporation of Caesarstone Canada (Cont.):

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

e.	Major suppliers:

In 2013, one supplier in Turkey, Mikroman Madencilik San ve TIC.LTD.STI ("Mikroman"), supplied approximately 48% of the Company's quartzite on a purchase order basis. If Mikroman ceases supplying the Company with quartzite or if the Company's supply of quartz generally from Turkey is adversely impacted, the Company's other suppliers may be unable to meet the Company's quartz requirements. In that case, the Company would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of the Company's products. As a result, the Company may experience a delay in manufacturing, which could materially and adversely impact the Company's results of operations.

The Company also depends on Breton S.p.A for its production line equipment.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Financial statements in U.S. dollars (Cont.):

Effective July 1, 2012, the Company changed its functional currency to the U.S. dollar from the NIS.

In determining the appropriate functional currency that should be used, the Company follows the guidance in ASC 830-10-55-5, which states that the following economic factors, and possibly others, should be considered both individually and collectively when determining the functional currency:

Sales market indicators – With the recent acquisition of the remaining shares of Caesarstone USA (see note 1b), the Company's management anticipated that the USD-denominated portion of the Company’s sales would continue to grow in the future due to the significant growth opportunities in the U.S. market.

Financing indicators – The initial public offering of the Company's shares and listing in the United States, which has given the Company more access to the U.S. market, and therefore contributed to an increase in cash flows of U.S. dollars. The Company's management expects that the Company’s future financing and capital raising will be primarily in USD and in the U.S capital markets.

Cash flow indicators - The Company's cash inflows and outflows are affected by the sales, expenses and financing indicators that were analyzed above.

Budget – At the beginning of 2012,  the Company's management changed the currency of its budget from NIS to USD. The change was made as a result of the increasing USD exposure through its revenue and expenses, the expected IPO which the Company anticipated would increase the Company's USD cash flow and management plans to expand their operations in the U.S market by establishing a significant manufacturing facility in the U.S, which would increase the Company's sales denominated in USD.

Based on the above, the Company's management believes that its primary economic environment has changed from NIS to the U.S. dollar.  This has resulted in significant changes in economic facts and circumstances that indicate that the functional currency has changed from the NIS to the U.S. dollar.  The Company accounted for the change in functional currency prospectively as it is the result of a change in facts.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Financial statements in U.S. dollars (Cont.):

ASC 830 "Foreign Currency Matters" sets the standards for translating foreign currency financial statements of consolidated subsidiaries. The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then measured in its functional currency. All transaction gains and losses from the measurement of monetary balance sheet items, which are not related to subsidiaries translation, are reflected in the statement of income as finance income or expenses, as appropriate.

After the measurement process is complete, the financial statements are translated into the parent functional currency (U.S. dollar) using the current rate method. Translation adjustments relating to conversion to functional currencies within group entities are reported as a component of shareholders' equity. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the year.

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

e.	Short-term bank deposits:

Short-term bank deposits are deposits with original maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost, which approximates their fair value.

f.	Derivatives:

Derivatives not designated as hedging accounting instruments consist primarily of forward and options contracts that the Company uses to limit its exposure to foreign currencies. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. Since the derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, the Company recognizes immediately changes in the fair values in its consolidated statement of income in finance expenses, net. The notional principal amount of foreign exchange contracts was $65,098 and $90,535 as of December 31, 2013 and 2012, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Derivatives (Cont.):

	Balance sheet	December 31,
	location	2013	2012
Derivative assets and (liabilities)

Derivatives not designated as hedging instruments:

Foreign exchange forward and options contracts	Other accounts receivable and prepaid expenses	$2,353	$728

Foreign exchange forward and options contracts	Accrued expenses and other liabilities	$64	$-

g.	Inventories:

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

Cost is determined as follows:

Raw materials, parts and supplies: using the "standard cost" method.

Work-in-progress and finished products: on the basis of direct manufacturing costs with the addition of allocable indirect costs, representing allocable operating overhead expenses and manufacturing costs.

The following table provides the details of the change in the Company's provision for inventory:

	December 31,
	2013	2012

Inventory provision, beginning of year	$5,807	$4,869
Increase in inventory provision	986	939
Write off	(525)	(152)
Foreign currency translation adjustments	-	151

Inventory provision, end of year	$6,268	$5,807

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

h.	Property, plant and equipment:

1.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

j.	Goodwill:

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

Goodwill was tested for impairment by comparing its fair value with its carrying value. As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that market place participants would consider in determining the fair value of reporting unit. No impairment of goodwill was identified during any period presented.

k.	Warranty:

The Company generally provides a standard warranty of between three and 10 years for its products, depending on the type of product and the country in which the Company does business. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company's warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The following table provides the details of the change in the Company's warranty accrual for the years ended December 31, 2013 and 2012:

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Warranty (Cont.):

	December 31,
	2013	2012

Warranty provision, beginning of year	$2,223	$1,978
Charged to costs and expenses relating to new sales	1,338	1,126
Costs of product warranty claims	(1,159)	(937)
Foreign currency translation adjustments	222	56

Warranty provision, end of year	$2,624	$2,223

l.	Revenue recognition:

The Company derives its revenues from sales of quartz surfaces mostly through a combination of direct sales in certain markets and indirectly through a network of distributors in other markets.

Revenues are recognized in accordance with ASC 605, "Revenue Recognition") formerly: SAB 104) when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is probable and no further obligations exist. In general, the Company does not grant right of returns, except to customers in Australia, for a limited period. The Company does not maintain a provision for product returns, as historical returns are immaterial and the Company does not anticipate any material returns in the future.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Income taxes (Cont.):

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2013, 2012 and 2011 were $16,589, $14,931 and $13,490, respectively.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

The Company's cash and cash equivalents are invested primarily in U.S. dollars,  mainly with major banks in Israel.

The Company's trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any substantial losses. In certain circumstances, the Company requires letters of credit or prepayments. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Concentrations of credit risk (Cont.):

The following table provides the detail of the change in the Company's provision for doubtful debts:

	December 31,
	2013	2012

Balance at the beginning of the year	$1,127	$739
Charges to expenses	1,263	601
Write off	(389)	(227)
Foreign currency translation adjustments	(103)	14

Balance at end of the year	$1,898	$1,127

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

q.	Severance pay (Cont.):

Severance expense, net, for the years ended December 31, 2013, 2012 and 2011 amounted to $(97), $(67) and $(75), respectively.

r.	Fair value of financial instruments:

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

Level 2-	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3-	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

r.	Fair value of financial instruments (Cont.):

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

The following table presents the Company's assets and (liabilities) measured at fair value on a recurring basis at December 31, 2013 and 2012:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$2,353	$-	$2,353
Foreign currencies derivatives	$-	$(64)	$-	$(64)

Total	$-	$2,289	$-	$2,289

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$728	$-	$728

Total	$-	$728	$-	$728

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Basic and diluted net income per share (Cont.):

Diluted net income per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 466,864 and 728,692 for the year ended December 31, 2013 and 2012, respectively.

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
Effective June 2011, the Company adopted the Financial Accounting Standards Board ("FASB") guidance on the presentation of comprehensive income. The Company elected to present the components of net income and other comprehensive income) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income.

u.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

u.	Accounting for stock-based compensation (Cont.):

The exercise price of each option is generally the fair market value on the date of the grant. Options generally become exercisable over a three to four-year period, subject to the continued employment of the employee. All options expire 7 years from the date of grant.

The Compaby did not grant any stock options during 2013. In 2012, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Redeemable non-controlling interest:

The Company is party to a put and call arrangement with respect to the remaining 45% non-controlling interest in Caesarstone Canada. Due to the existing put and call arrangements, the non-controlling interest is considered to be redeemable and is recorded on the balance sheet as a redeemable non-controlling interest outside of permanent equity. The redeemable non-controlling interest is recognized at the higher of: i) the accumulated earnings associated with the non-controlling interest, or ii) the redemption value as of the balance sheet date.

The following table provides a reconciliation of the redeemable non-controlling interest:

	December 31,
	2013	2012	2011

Beginning of the year	$7,106	$6,205	$5,662
Net income attributable to non-controlling interest	1,009	735	252
Non-controlling interest share of contribution to equity in Caesarstone Canada Inc.	-	-	458
Foreign currency translation adjustments	(491)	166	(167)

Redeemable non-controlling interest - end of the year	$7,624	$7,106	$6,205

NOTE 3:	OTHER ACCOUNTS RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2013	2012

Prepaid expenses	$1,326	$1,556
Government authorities	6,825	3,148
Deferred tax assets	7,114	7,918
Advances to suppliers	3,726	1,379
Derivatives	2,353	728
Other	1,509	1,509

	$22,853	$16,238

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	INVENTORIES

	December 31,
	2013	2012

Raw materials	$13,753	$11,626
Work-in-progress	1,047	785
Finished goods(*)	43,067	38,139

	$57,867	$50,550

(*) In the second quarter of 2013, following the implementation of a new Enterprise Resources Planning ("ERP") system, the Company refined its method of finished goods costing based on the ERP system's ability to create in enhanced and refined bill of materials for each stock keeping unit. This resulted in more accurate value for each finish goods or work-in-process product held in inventory. The refinement provided by the new system gave the Company a more complete matching of inventory costs incurred with cost of revenues. This refinement resulted in a change of estimate for the value of inventory amounted to one time impact of $3,458 reducing the Company's cost of revenues.

NOTE 5:       PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost:
Machinery and manufacturing equipment, net(1)	$124,728	$97,252
Office equipment and furniture	7,868	6,521
Motor vehicles	1,565	1,316
Buildings and leasehold improvements	35,686	33,132
Prepaid expenses related to operating lease(2)	939	939

	170,786	139,160

Accumulated depreciation	77,152	66,173

Depreciated cost	$93,634	$72,987

(1)	Presented net of investment grant received in the amount of $7,200.

(2)
The Company leases land from the Israel Lands Administration ("ILA") for its Bar-Lev manufacturing facility. The lease term started on February 6, 2005. The lease is for an initial non-cancellable term of 49 years, with a renewal option of an additional 49 years. The Company analyzed the conditions set forth in ASC 840-10 and classified the land as an operating lease (since the land is not transferred to the Company at the end of the lease nor is there any option to buy the land from the ILA at any point). All payments on account of the initial term were paid in advance (based on discounted values) at the beginning of the lease, and included in the minimum lease payments to be amortized. The prepaid expenses are amortized through the term of the lease, based on the straight-line method (including the bargain renewal option term).

Depreciation expense totaled $11,626, $10,544 and $11,188 for the years ended December 31, 2013, 2012 and 2011, respectively.

For a discussion of the pledges made by the Company, see Note 11(d).

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:       OTHER ASSETS

Other intangible assets, net:

	December 31,
	2013	2012
Original amounts:

Non-compete agreement	$1,817	$2,019
Distribution relationships	1,785	1,952
Customer relationships	6,953	7,258
Distribution agreement	14,616	14,616
Backlog	230	230

	25,401	26,075
Accumulated amortization:

Non-compete agreement	(1,780)	(1,972)
Distribution relationships	(1,301)	(1,357)
Customer relationships	(3,512)	(2,395)
Distribution agreement	(5,206)	(3,223)
Backlog	(230)	(230)

	(12,029)	(9,177)

Total other intangible assets	$13,372	$16,898

(1)	Amortization expense amounted to $3,368, $3,824 and $3,427 for the years ended December 31, 2013, 2012 and 2011, respectively.

(2)	Estimated amortization expenses for the following years as of December 31, 2013:

2014	$3,236
2015	3,258
2016	2,332
2017	2,306
2018	2,240

$13,372

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:       GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 are as follows:

Balance as of December 31, 2011	$42,442

Foreign currency translation adjustments	513

Balance as of December 31, 2012	42,955

Foreign currency translation adjustments	(3,253)

Balance as of December 31, 2013	$39,702

NOTE 8:	SHORT-TERM BANK CREDIT AND LOANS

a.	Short-term bank credit and loans are classified as follows:

		Weighted average interest
	Currency	December 31,		December 31,
		2013	2012	2013	2012
		%

Short-term bank credit	CAD	3.25	3.25	$5,454	$5,248

Add: current maturities of long-term loans		-	3.19	-	5,500

Total short-term bank credit and loans				$5,454	$10,748

b.
As of December 31, 2013 and 2012, the Company and its subsidiaries had short-term and revolving credit lines of approximately $10,655 and $26,000, respectively, from Israeli and Canadian banks. As of December 31, 2013, the revolving credit line was partially utilized. The Company's current credit lines, if not extended, will expire in December, 2014 in Israeli banks and in July, 2014 in Canadian banks.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2013	2012

Employees and payroll accruals	$9,652	$6,854
Accrued expenses	6,043	4,655
Advances from customers	1,405	492
Taxes payable	2,435	2,053
Warranty provision	920	624
Derivatives	64	-
Other	371	636

	$20,890	$15,314

NOTE 10:	LONG-TERM LOANS

a.	Long-term loans are classified as follows:

	Weighted average interest
	December 31,		December 31,
	2013	2012	2013	2012
	%
Currency:

U.S. Dollar	-	1.56	$-	$2,431
Australian Dollar	-	4.65	-	2,843
Canadian Dollar	-	2.35	-	226

Total long-term loans			-	5,500
Less-current maturities			-	5,500

			$-	$-

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

1.
In March 2008, the Company and its Australian subsidiary, Caesarstone Australia Pty Limited ("Caesarstone Australia" or "CSA") entered into an agreement with the former chief executive officer of Caesarstone Australia (the "former executive") and his family trust (the "Trust") granting the Trust restricted shares equal to 17% of the issued and outstanding share capital of Caesarstone Australia, subject to conditions, including vesting over a five-year period and his continued employment. The unvested shares were subject to repurchase by the Company or by Caesarstone Australia upon termination of employment at the purchase price paid by the Trust for such shares. The agreement also provided for a put option exercisable by the former executive after termination of employment other than for cause, in which case vested shares were to be purchased by the Company or Caesarstone Australia at a valuation based on a five times multiple of the EBITDA of CSA. In November 2009, the Company and Caesarstone Australia terminated the employment of the former executive for cause and notified him of their intent to repurchase of all of his shares and sought repayment of the notice period payment. A legal proceeding took place between the parties, and in May 2012, a settlement agreement was signed by the parties pursuant to which all the shares held by the former executive were transferred to the Company and the parties agreed to an order that all the legal proceedings between them would be dismissed with no order as to costs. The Company did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, the liability for a share-based payment in the subsidiary was derecognized.

2.
In December 2007, the Company terminated its agency agreement with its former agent in South Africa, World of Marble and Granite ("WOMAG"), on the basis that it had breached the agreement. In the same month, the Company filed a claim for NIS 1.0 million ($268) in the Israeli District Court in Haifa based on such breach. WOMAG has contested the jurisdiction of the Israeli court on the grounds of validity of service, and filed a request to stay proceedings on the basis of an inconvenient forum (forum non conveniens). In January 2008, WOMAG filed suit in South Africa seeking ˆ15.7 million ($21,600) for breach of contract. In August 2008, the Company filed a response to this claim disputing that the Company had any liability to WOMAG.

In September 2013, the South African Court determined that since a proceeding on the same facts was pending before another court (lis alibi pendens), the South African Court will stay the matter until the conclusion of the Israeli action. In December 2013, the magistrate’s court in Israel held that the Company was not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. The Company has filed an appeal to the district court.

The Company believes it has valid claims under the appeal and under the proceedings in South Africa. While the Company cannot estimate the amount of the loss exposure at this time, it does not currently believe it is probable that there will be material losses related to the lawsuit filed by WOMAG.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (Cont.):

3.
The Company is subject to a number of claims in Israel, mainly by fabricators or their employees alleging that they contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting Company's products.

Individual Claims

The Company is subject to 41 pending claims of bodily injury that have been filed against it directly since 2008 in Israel or that have named the Company as third-party defendant by fabricators or their employees in Israel (one in 2008, two in 2009, four in 2010, six in 2011, seven in 2012, eight in 2013 and thirteen in 2014 through May 11, 2014).  The Company have also received nine letters threatening to file claims on behalf of certain fabricators in Israel or their employees in Israel alleging that they contracted illnesses as a result of fabricating Company's products. Each of the claims named other defendants, such as fabricators that employed the plaintiffs, the Israeli Ministry of Industry, Trade and Employment, distributors of the Company's products and insurance companies.  The pending claims include one lawsuit filed with a petition to be recognized as class action (see also note 17 below), one lawsuit filed by three stone fabricators together and one appeal which was filed in connection with a judgment granted in one of the lawsuits (as further detailed below). In addition, one claim was filed by the Israeli National Insurance Institution ("NII") for subrogation of compensation paid by the NII to certain fabricators who allegedly contracted silicosis.  Various arguments are raised in the claims, including among others product liability arguments and failure to provide warnings regarding the risks associated with silica dust generated by the fabrication of the Company's products.

Most of the claims do not specify a total amount of damages sought, as the plaintiff’s future damages will be determined at trial; however, damages totaling NIS 66.5 million (approximately $19,147) are specified in certain of the claims currently pending against the Company in Israel (excluding the claim that is seeking class action recognition, see also note 17 below). A claim filed with the Magistrates court in Israel is limited to a maximum of NIS 2.5 million (approximately $700) plus any fees, and among the 41 claims filed against the Company in Israel, 23 claims were filed in the Magistrates court. A claim filed in  the District court is not subject to such limitation. As a result, there is uncertainty regarding the total amount of damages that may ultimately be claimed.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (Cont.):

3.	(Cont.)

The Company intend to vigorously contest pending claims against it and potential claims, although there can be no assurance that the Company will succeed in these claims and there is a reasonable possibility that the Company will be liable for damages in such lawsuits. Currently the Company estimates its reasonably possible  exposure with respect to 27 lawsuits out of the total 41 pending law suits to be NIS 31.8 million (approximately $9,173), although the actual result of such lawsuits may significantly vary from such estimate. The Company cannot make an estimate with respect to the other pending lawsuits . As the Company currently assessed that contingent losses related to the silicossis proceedings are only reasonably possible, pursuant to ASC 450, an accrual has not been recorded for the loss contingencies.

December 2013 Judgment

In December 2013, a judgment was entered by the Central District Court of Israel in one of the law suits, according to which the Company was found to be comparatively liable for 33% of the plaintiff's total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence, and on the Israeli Ministry of Industry at 27%. The total damages of the plaintiff were found by the court to be NIS 5.3 million (approximately $1,500). Since the plaintiff received payments from the NII,  such payments were subtracted from the total damages after reduction of the damages contributed to the plaintiff's contributory negligence. However, under Israeli law, under certain condition a plaintiff may be awarded as compensation from third party injurers, other than his employer, at least 25% of the damages claimed even if the payments that the plaintiff received from the NII equal to or exceed the actual damages of the plaintiff after deducting his contributory liability. Accordingly, in the above claim, the court awarded the plaintiff additional compensation of approximately NIS 800,000 (approximately $200) plus legal fees and expenses, which reflected 25% of the plaintiff actual damages, after deducting the plaintiff's contributory negligence and the amount of NIS 3.3 million (approximately $900) to which the claimant is entitled from the NII. After giving effect to the Israeli Ministry of Industry’s comparative responsibility, the total liability imposed on the Company in this case was NIS 436,669 (approximately $126) plus the claimant’s legal expenses.  Such amount was fully paid by Company's insurer in January 2014 (apart from Company's deductible). The Company, as well as the Israeli Ministry of Industry and the plaintiff, appealed on the judgment to the Israeli Supreme Court. Although the December 2013 judgement was entered, under the Israeli law, a District Court judgment does not consist a precedence binding upon other courts in Israel. There is no assurance whether the Company or any of the other appellant shall succeed in the appeals.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (Cont.):

3.	(Cont.)

Claim by Former Employee

One of the fabricators who filed a claim against the Company was employed by the Company in the past and claimed that his illness was, in part, the result of his employment with the Company. Although there can be no assurance that the Company will succeed in such claim, the Company believe that his illness is not related to his employment by the Company and intends to vigorously defend itself.

Settled Claim

The Company was also a party to a settlement agreement that had been approved by a court with respect to one of the claims filed. In that instance, the total settlement was for NIS 275,000 ($79) of which The Company had agreed to pay NIS 10,000 ($3) without admitting liability. Substantially all of the balance was payable by the fabricator that employed the individual in question and insurance companies.

Dismissed U.S. Claim

In 2012, Caesarstone USA was added as a 26th defendant approximately one year after commencement of a lawsuit bodily injury claim in the United States by a fabricator in the United States. The other 25 defendants were manufacturers of equipment utilized in stone fabricating or finishing operations or manufacturers and marketers of stone and engineered stone products. Total damages of approximately $56,000, including approximately $20,000 of punitive damages, were sought in the U.S. claim.  The case was ultimately dismissed and the Company were removed as a defendant.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (Cont.):

4.
In November 2011, Kfar Giladi Quarries Agricultural Cooperative Society Ltd., or Kfar Giladi Quarries, and Microgil Agricultural Cooperative Society Ltd., or Microgil, an entity the Company believes is controlled by Kfar Giladi Quarries (Microgil and Kfar Giladi Quarries together shall be referred to as "Kfar Giladi"), initiated arbitration proceedings against the Company.

On April 15, 2012, Kfar Giladi Quarries filed a complaint with the arbitrator against the Company seeking damages of NIS 232.8 million ($67,070) for breach of the agreement between the parties dated June 13, 2006. During August 2012, the Company filed with the arbitrator a legal claim against Microgil and Kfar Giladi Quarries for NIS 76.6 million ($22,068). During the arbitration the Company found out that the claimants took illegal actions in order to obtain evidence. The Company considered these actions to be a breach of the arbitration clause and accordingly, in January 2014, the Company gave the claimants a notice of the arbitration's cancellation. The Company also submitted a claim to the district court seeking a declarative judgment that the arbitration’s cancellation was lawful and asked the court to stay the arbitration process until the Company's claim to the district court is adjudicated. In turn, the claimants filed a counter motion to the court asking to stay the Court proceedings. In April 2014, the court accepted the claimants' motions to stay Court proceedings and ordered the arbitrator to proceed with the arbitration process. The Company filed a leave to appeal to the supreme court of the State of Israel and at the same the arbitration process is being conducted.

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

It is also the Company's position, which is disputed by the claimants, that the Processing Agreement was terminated by the Company following its breach by Kfar Giladi. The Company contends that the Company's purchases of ground quartz from Kfar Giladi in 2010 and 2011 were made pursuant to new understandings reached between the parties and not pursuant to the Processing Agreement. Kfar Giladi alleges that the Processing Agreement was still in effect and that the Company did not meet its contractual commitments under the Processing Agreement to order the minimum annual quantity. In addition, once production began, the Company contends that Kfar Giladi failed to consistently deliver the required quantity and quality of ground quartz as agreed by the parties. The Company's positions are disputed by Kfar Giladi.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (Cont.):

4.	(Cont.)

The Company also contends that Kfar Giladi is responsible for not returning to the Company unprocessed quartz that it provided to them, including quartz that is currently in Kfar Giladi's possession and additional quartz that is unaccounted for. Each party has various other claims against the other. After Kfar Giladi filed its affidavits in the arbitration, the Company learned that it took illegal actions in order to obtain evidence. The Company considers these actions as a breach of the arbitration clause and accordingly informed Kfar Giladi that the arbitration is cancelled. The Company submitted a claim to the court seeking a declarative judgment that the arbitration's cancellation was lawful. The Company also submitted a motion to the court asking to stay the arbitration until its said claim is adjudicated. The Company believes that it was entitled to cancel the arbitration under the abovementioned circumstances, but its position in this matter is disputed by Kfar Giladi and there is no assurance that the Company will succeed in the claim or the application.

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

The Company intends to defend the arbitration vigorously and to seek damages from Microgil for damage caused to it. However, there is no assurance that an adverse ruling or a negative outcome will not have a material adverse effect on the Company.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (Cont.):

4.	(Cont.)

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

In January 2010, the Israel Ministry of the Environment ("IMPE") ordered the Company to remove sludge waste that was disposed of in 2009 in a number of locations in northern Israel claiming that such disposal was unlawful. The Company has engaged in discussions with the IMPE with respect to which sites will require waste removal. The Company performed a feasible and practical clean-up project but have yet to receive any acknowledgement by the IMPE that no further actions are necessary in relation with such sludge. As of December 31, 2013, the Company reserves of approximately $614, which it believes to be adequate for anticipated future clean-up expenditures if required by the IMPE.

The Company has been required by the IMPE to comply with the applicable requirements under the law and regulations related to styrene gas emission at both of its plants in Israel. In December 2013, the Company completed the initial installation of a system in its Bar-Lev manufacturing facility to reduce styrene emission and as the system is currently in its startup stage, the Company is in the process of examining the results of its operation. A plan for the installation of such system in its Sdot-Yam facility was presented to the IMPE and is currently expected to be operational in November 2014. However, the IMPE has asked the Compnay to participate in a hearing to address allegations that , based in the IMPE’s procurement of several gas emission samplings from Sdot-Yam plant, the Company exceeded the air ambient standards. Following such hearing, the IMPE decided not to limit, for now, the Company's manufacturing scope at Sdot-Yam plant, but it has decided to commence an inquiry with respect to a suspicion that it exceeded from the threshold of styrene air ambient standards during 2013. Pursuant to such hearing, the Company was required to promptly apply intermediate measures to correct the  styrene air ambient standards by April 1, 2014, until it installs a new system by which it can conclusively solve any exceeded emission of styrene gas. The Company has installed intermediate measures and believes that the styrene emissions outside the plant have been reduced; although, there is no assurance that it will succeed in  complying with the required standards on a continuous basis by relying solely on such intermediate measures.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (Cont.):

5.	(Cont.)

The Company is in the process of developing plans to address the issue of waste water treatment, and while it currently does not believe such plans will result in material expenditures, it can provide no assurance that material expenditures will not be required in the future. The Company currently disposes of waste water from its Bar-Lev manufacturing facility to a treatment plant pursuant to a temporary permit obtained from the IMPE that was recently extended until June 30, 2014. In addition, the Company currently disposes of waste water at its Sdot-Yam facility pursuant to a temporary permit obtained from the environmental unit of the local municipal authority that is valid through August 1, 2014; however, the Company has not received approval from the IMPE for this waste water disposal. In the case that an alternative solution for disposal of the waste water is not found prior to the expiration of these permits, the Company will endeavor to obtain an extension.

In May 2011, the Company received a letter from the Israeli fire regulation authorities detailing fire protection measures required at its facility in Kibbutz Sdot-Yam to obtain the necessary fire regulatory approval for such facility. The Company has established a program with the fire regulation authorities to adjust its fire protection measures to comply with their requirements. The Company expects this program to be completed in 2014.

To obtain the permits the Company is required to receive in connection with the construction it completed at its Sdot-Yam facility in the recent past, it must comply with the IMPE's requirements related to styrene ambient standards and waste water. In addition, to maintain the permits necessary to operate the fifth production line at the Company's Bar-Lev manufacturing facility, which construction includes two phases, the first of which was completed during the fourth quarter of 2013 and the second is expected to be completed during the second quarter of 2014, the Company must comply with the IMPE's requirements related to styrene ambient standards and waste water.

In April 2013, the IMPE analyzed the Company's sludge waste and alleged that such sludge waste, which had been classified as construction waste, should be reclassified as hazardous waste due to a few ingredients included therein. Such a classification would result in the need to dispose the waste at a different disposal site, which involves much higher expenses compared to its current disposal costs. The Company believes that the troublesome ingredients, which are burned during its production process, are not hazardous within its products. The Company is in the process of discussing this matter with the IMPE, with the aim of obtaining their agreement that no change in the sludge-waste classification is required; although, there is no assurance that the Company will be successful in such discussions.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Legal proceedings and contingencies (Cont.):

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

The land and certain of the Company's facilities and vehicles are leased under operating lease agreements. Future minimum lease commitments under non-cancellable operating leases for the specified periods ending after December 31, 2013 are as follows:

2014	$11,309
2015	9,847
2016	8,094
2017	7,059
2018	6,167
2019 and thereafter	60,113

Total	$102,589

Lease expenses, net, for the years ended December 31, 2013, 2012 and 2011 were approximately $12,608, $11,137 and $10,255, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

c.	Purchase obligation:

The Company's significant contractual obligations and commitments as of December 31, 2013 are summarized in the following table:

2014 (1)	$25,003
2015 and thereafter	592

$25,595

(1)	Consists of purchase obligations to certain suppliers.

d.	Pledges and guarantees:

1.	Caesarstone Australia has five guarantees outstanding with the ANZ Bank with respect to rent in the amount of $1,038.

2.
Despite the full repayment of the Company's commercial bank loans in Israel, the Company as of December 31, 2013 have fixed liens of an unlimited amount on the authorized non-paid up share capital, goodwill and a floating charge of an unlimited amount on the Company's other assets, to secure the Company's liabilities to banks in Israel. However, the Company received the banks' consent for removing such charges and subsequent to balance sheet date the Company's credit facilities and services provided by banks in Israel are secured with a “Negative floating pledge”, whereby  the Company committed not to pledge or charge and not to undertake to pledge or charge its general floating assets.

3.	To secure the Company's liabilities to a bank in Canada, Caesarstone Canada has provided a security interest on certain of its inventory and other tangible and intangible assets.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME

a.	Uncertain tax positions:

The balances at December 31, 2012 and 2013 include a liability for unrecognized tax benefits of $1,084 and $1,395, respectively, for tax positions which are uncertain of being sustained. The accruals are with respect to the eligibility of certain profits to the reduced tax rates under the Company's Approved Enterprise, Beneficiary Enterprise, and Preferred Enterprise programs as well as with respect to some expenses, which deduction for tax purposes is uncertain.

The Company recognizes interest and penalties related to income taxes in its tax expense line in its consolidated statements of income. The Company had approximately $57 and $125 accrued for interest payments as of December 31, 2012 and 2013, respectively. This accrual was fully offset by interest receivable resulting from tax advances made to the Israeli Tax Authorities.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2011	$1,857

Increases in tax positions for current year	56
Addition of tax position of prior years	494
Decrease in tax position resulting from settlement	(1,667)
Foreign currency adjustments	15

Gross tax liabilities at December 31, 2011	755

Increases in tax positions for current year	177
Addition of tax position of prior years	167
Foreign currency adjustments	(15)

Gross tax liabilities at December 31, 2012	1,084

Increases in tax positions for current year	151
Addition of tax position of prior years	68
Foreign currency adjustments	92

Gross tax liabilities at December 31, 2013	$1,395

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (CONT.)

a.	Uncertain tax positions (Cont.):

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. As a result of ongoing examinations, tax proceedings in certain countries, additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2013, it is not possible to estimate the potential net increase or decrease to the Company's unrecognized tax benefits during the next twelve months. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2013:

Israel 2010-present
Australia 2009-present
Canada 2010-present
United States 2010-present
Singapore 2010-present

b.	Israeli taxation:

1.	Corporate tax rate:

The corporate tax rate in Israel was 24% in 2011and 25% in 2012 and 2013.

On December 5, 2011, the "Knesset" (Israeli parliament) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25%, as above, the real capital gain tax rate and the real betterment tax rate were also increased accordingly.

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, of, among other things,  fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to Preferredenterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments 1959 to 20% effective from January 1, 2014, among others.

The deferred tax balances included in the financial statements as of December 31, 2013 are calculated according to the new tax rates that were substantially enacted as of the reporting date and, therefore, comply with the above changes, as applicable to the Company.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (CONT.)

b.	Israeli taxation (Cont.):

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

According to the Law for the Encouragement of Capital Investments, 1959 (the "Encouragement Law"), the Company is entitled to various tax benefits by virtue of the "Approved Enterprise" and/or  "Beneficiary Enterprise" and/or "Preferred Enterprise" status granted to part of its enterprises, in accordance with the Encouragement Law.

As further described below, the Company chose to be taxed according to the  "Preferred Enterprise" track under Amendment No. 68 to the Encouragement Law (the "Amendment No. 68") starting in the 2011 tax year. In order to implement Amendment No. 68 and to be taxed under the "Preferred Enterprise" track,  starting from January, 1, 2011, the Company waived the tax benefits of the previous tracks -"Approved Enterprise" and "Beneficiary Enterprise" - under the Encouragement Law, starting from the 2011 tax year.

The principal benefits by virtue of the Encouragement Law are the following:

Tax benefits and reduced tax rates- starting from 2011 tax year:

Preferred Enterprise track:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2012 and 2013 (Amended Legislation- "Amendment No. 68"), which prescribes, among others, amendments in the Encouragement Law. Amendment No. 68 was enacted and became effective as of January 1, 2011.

In order to receive benefits as a "Preferred Enterprise," Amendment No. 68 states certain conditions must be met. The basic condition for receiving the benefits under Amendment No. 68 is that the enterprise contributes to the country's economic growth and is a competitive factor for the gross domestic product (a "competitive enterprise"). In order to comply with this condition, the Encouragement Law prescribes various requirements. As for industrial enterprises, in each tax year, one of the following conditions must be met:

1.	Its main field of activity is biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development.

2.
The industrial enterprise's sales revenues in a specific market during the tax year do not exceed 75% of its total sales for that tax year. A "market" is defined as a separate country or customs territory.

3.
At least 25% of the industrial enterprise's overall revenues during the tax year were generated from the enterprise's sales in a specific market with a population of at least 12 million, and starting from 2012 tax year, a population of at least 14 million.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (CONT.)

b.	Israeli taxation (Cont.):

Israeli companies that currently benefit from an Approved or Beneficiary Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Beneficiary Enterprise status.

The Company has examined the effect of the implementation of Amendment No. 68 on its financial statements, and starting from the 2011 tax year, the Company elected by submitting a waiver, to be taxed under Amendment No. 68. Due to the Company's implementation of Amendment No. 68, starting from January, 1, 2011, the Company will not be entitled to tax benefits under previous tracks - "Approved Enterprise" and "Beneficiary Enterprise" - under the Encouragement Law.

Under Amendment No. 68, some of the Company's facilities are eligible for tax benefits at a reduced flat corporate tax rate, which is not program-dependent, and applies to the Company's facilities entire preferred income. The reduced flat corporate tax rates will be gradually reduced over a period of five years, as follows: in 2011-2012, the reduced tax rate was 15% (in development area A-10%), in 2013-2014 the reduced tax rate will be -12.5% (in development area A-7%) and in 2015 and thereafter-12% (in development area A-6%).

The effect of the adoption of this amendment on taxes on income for the year ended December 31, 2011 is a reduction in tax expense of approximately $1,800

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), which consists of Amendment 71 to the Encouragement Law ("the Amendment"). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and onwards and will be 16% (in development area A - 9%).

The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will apply the Amendment effective from the 2014 tax year. Accordingly, the Company has adjusted its deferred tax balances as of December 31, 2013 by $575.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20% from 2014 and onwards (or a reduced rate under an applicable double tax treaty). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

Since the Company, chose to apply the provisions of Amendment No. 68, by submitting the waiver form before June 30, 2015, the Company is eligible to distribute taxed earnings derived from a Beneficiary Enterprise and/or Approved Enterprise to an Israeli company without being subject to withholding tax.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:    TAXES ON INCOME (CONT.)

b.	Israeli taxation (Cont.):

In development area A, in addition to the tax benefits, as mentioned above, some of the Company's facilities are eligible for grants at rate of 20% and/or loans, subject to an approval of the Israeli Investment Center.

benefits and reduced tax rates- prior to 2011 tax year:

Grants Track

The Company is eligible for investment grants awarded at various rates according to the development area in which the enterprise is located: in development area A the rate is up to 24% of approved investments and in development area B; the rate is 10% of approved investments.

In addition to the above grants, in development area A, the Company is tax exempt for the first two years of the benefit period and is subject to tax at the reduced rate of no more than 25% during the remaining five years of the benefit period.

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

If a dividend is distributed out of tax exempt profits, the Company will become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not in the exemption period (taxed at the rate of no more than 25%). The Company's policy is not to distribute such dividends from exempt income derived from Approved Enterprises.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (CONT.)

b.	Israeli taxation (Cont.):

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

If a dividend is distributed out of tax exempt profits, as discussed above, the Company will become liable for taxes at the rate applicable to its profits from the Approved Enterprise or the beneficiary enterprise in the year in which the income was earned, as if it was not under the alternative track (taxed at the rate of no more than 25%). The Company's policy is not to distribute such dividends from income derived from Beneficiary Enterprises.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (CONT.)

b.	Israeli taxation (Cont.):

As for industrial enterprises, in each tax year during the benefit period, one of the following conditions must be met:

1.	Its main field of activity is biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development, prior to the approval of the aforementioned plan.

2.
The industrial enterprise's sales revenues in a specific market during the tax year do not exceed 75% of its total sales for that tax year. A "market" is defined as a separate country or customs territory.

3.
At least 25% of the industrial enterprise's overall revenues during the tax year were generated from the enterprise's sales in a specific market with a population of at least 12 million and starting from 2012 tax year, a population of at least 14 million.

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

Of the Company's retained earnings as of December 31, 2013, approximately $22,290 is tax-exempt earnings attributable to its Approved Enterprise programs and $17,418 is tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 25% as of December 31, 2013). Under the Encouragement Law, tax-exempt income generated under the Beneficiary Enterprise status or the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (CONT.)

b.	Israeli taxation (Cont.):

As of December 31, 2013, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $5,573. If income attributed to the Beneficiary Enterprise would have been distributed as a dividend, including upon liquidation, the Company would have incurred a tax liability of approximately $4,355. These amounts would be recorded as an income tax expense in the period in which the Company declares the dividend.

In November 2012, the Knesset passed Amendment No. 69 to the Encouragement Law (the "Trapped Earnings Law") which provides temporary, partial relief from taxation on distribution from exempt income for companies that elect the relief through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income ("Elected Earnings") for a reduced tax rate ranging between 17.5% and 6%. While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a set period of time. The applicable tax rate is based on a linear formula based on the portion of Elected Earnings to exempt income and the applicable tax rate prescribed in the Encouragement Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development, or wages of new employees ("Designated Investment"). The Designated Investment amount is defined by a formula which considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed by the Encouragement Law.

In addition to the reduced tax rate, a distribution of Elected Earnings would be subject to a 15% withholding tax. Since the Company announced its election to apply the provisions of Amendment No. 68 prior to July 30, 2015, the Company will be entitled to distribute income generated by the Approved/Beneficiary Enterprise to its Israeli corporate shareholders tax free. In the event of a distribution to an individual Israeli resident, the individual will be subject to withholding tax of 15% and in the event of a distribution of dividends to a foreign resident (whether individuals or corporations), the individual or corporation will be subject to withholding tax of 15% or the rate stipulated in the relevant treaty for the avoidance of double taxation.  During 2013, the Company's management decided not to utilize the relief to qualify a portion of its exempt income (“Elected Earnings”) for a reduced tax rate ranging.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (CONT.)

c.	Non-Israeli subsidiaries taxation:

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.
Statutory tax rates for investee companies are as follows:
Company incorporated in United States - 40% tax rate.
Company incorporated in Australia - 30% tax rate.
Company incorporated in Singapore - 17% tax rate.
Company incorporated in Canada – 26.24% tax rate.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company's foreign subsidiaries (excluding the Company's subsidiary in Canada), according to ASC 740. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2013	2012
Deferred tax assets:

Intangible assets	$127	$191
Other temporary differences	5,404	4,564
Temporary differences related to inventory	1,535	2,054
Unrealized profit from sales to subsidiary	1,910	2,744
Less-valuation allowance	(397)	(300)

Total net deferred tax assets	8,579	9,253

Deferred tax liabilities
Property and equipment	(4,030)	(3,230)
Intangible assets	(3,657)	(4,480)
Other temporary differences	(23)	-

Total deferred tax liabilities	(7,710)	(7,710)

Deferred tax assets (liabilities), net	$869	$1,543

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (CONT.)

d.	Deferred income taxes (Cont.):

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

e.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2013	2012	2011

Income before taxes on income	$74,689	$47,188	$32,971

Statutory tax rate in Israel	25%	25%	24%

Income taxes at statutory rate	$18,672	$11,797	$7,913

Increase (decrease) in tax expenses resulting from:
Tax benefit arising from reduced rate as an "Approved Enterprise"	(11,267)	(7,192)	(3,707)
Non-deductible expenses, net	1,274	1,025	506
Adjustment for change in tax law	575	-	(1,800)
Decrease in taxes from prior years	-	-	(533)
Increase in taxes resulting from tax settlement with tax authorities	-	-	802
Tax adjustment in respect of foreign subsidiaries' different tax rates	741	558	72
Uncertain tax liability (ASC 740)	219	344	56
Changes in valuation allowance	97	211	(72)
Others	25	78	363

Income tax expense	$10,336	$6,821	$3,600

Effective tax rate	14%	14%	11%

Per share amounts (basic) of the tax benefit resulting from an "Approved Enterprise"	$(0.31)	$(0.22)	$(0.19)
Per share amounts (diluted) of the tax benefit resulting from an "Approved Enterprise"	$(0.30)	$(0.22)	$(0.19)

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (CONT.)

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2013	2012	2011

Domestic	$65,657	$40,691	$31,297
Foreign	9,032	6,497	1,674

	$74,689	$47,188	$32,971

g.	Tax expenses on income are comprised as follows:

	Year ended December 31,
	2013	2012	2011

Current taxes	$10,119	$8,742	$6,720
Taxes in respect of prior years	-	-	192
Deferred taxes	217	(1,921)	(3,312)

	$10,336	$6,821	$3,600

Domestic	$6,935	$4,930	$3,177
Foreign	3,941	1,891	423

	$10,336	$6,821	$3,600

NOTE 13:	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2013 and 2012:

	Authorized December 31,		Issued and outstanding December 31,
	2013	2012	2013	2012

Shares of NIS 0.04 par value:

Ordinary shares	200,000,000	200,000,000	34,739,315	34,365,250

b.	Ordinary shares-ordinary shares confer on their holders voting rights and the right to receive dividends.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	SHAREHOLDERS' EQUITY (CONT.)

c.
On March 21, 2012, the Company filed a final prospectus with the U.S. Securities and Exchange Commission ("SEC") in connection with its  initial public offering in the United States and listing on NASDAQ of 7,659,000 ordinary shares in consideration for $84,200. After deducting the underwriting discounts and commissions and the offering expenses, the net proceeds from the offering amounted to $75,422. The number of shares offered included the underwriters’ option to purchase an additional 999,000 shares at the offering price that was exercised on March 28, 2012.

d.	Dividends:

The Company paid dividends in the amount of $20,149, $27,182 and $6,948, in 2013, 2012 and 2011, respectively, out of non-tax exempt profit under the Approved Enterprise or the beneficiary enterprise.

e.	Compensation plan:

On January 1, 2011, the Board of Directors adopted the Caesarstone Sdot-Yam 2011 Incentive Compensation Plan pursuant to which non-employee directors, officers, employees and consultants may receive stock options exercisable for ordinary shares, if certain conditions are met. As of December 31, 2013, there were 1,545,200 options granted under the plan and 829,800 shares available or reserved for future issuance under the plan.

As of December 31, 2013, there was $1,689 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the Company's stock option plan. That cost is expected to be recognized over a weighted-average period of 1.33 years.

The following is a summary of activities relating to the Company’s stock options granted to employees among the Company’s plan during the year ended December 31, 2013:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	1,545,200	$11.13	$7,516,949
Granted	-	$-	$-
Exercised	614,709	$11.08	$11,849,082
Forfeited	34,939	$11.00	$1,014,978
Outstanding - end of the year	895,552	$10.58	$35,005,220
Options exercisable at the end of the year	57,967	$10.42	$2,275,205
Vested and expected to vest	895,552	$10.58	$35,005,220

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	SHAREHOLDERS' EQUITY (CONT.)

e.	Compensation plan (Cont.):

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal 2013 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amount changes based on the fair market value of the Company’s ordinary shares.

The options outstanding as of December 31, 2013, have been separated into ranges of exercise price, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 10.42	865,552	5.22	$10.42	57,967	5.22	10.42
$ 15.26	30,000	5.85	$15.26	-	-	-
	895,552			-	-	-

During the year ended December 31, 2013, the Company recognized stock-based compensation expense related to employee stock options in the amount of $2,514.

Compensation expenses related to options granted were recorded in the consolidated statements of operations, as follows:

	Year ended December 31,	Year ended December 31,
	2013	2012

Cost of revenues	$149	$185
Research and development expenses	35	106
Selling and marketing expenses	384	469
General and administrative expenses	1,946	2,900

Total	$2,514	$3,660

Compensation expenses related to bonus paid by Tene in the amount of $810, to certain of its employees were recorded in the consolidated statements of operations in General and administrative expenses.

NOTE 14:	TRANSACTIONS WITH RELATED PARTIES

Kibbutz Sdot-Yam

The Company's controlling shareholder, Kibbutz Sdot-Yam, established Caesarstone in 1987 and has an ownership interest in the Company of approximately 51%. Caesarstone is party to a series of agreements with the Kibbutz that govern different aspects of the Company's relationship and are described below.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	TRANSACTIONS WITH RELATED PARTIES (CONT.)

a.	Manpower Agreement with Kibbutz:

On July 2011, a manpower agreement was signed with a term of 10 years from January 1, 2011. Under the manpower agreement, Kibbutz Sdot-Yam will provide the Company with labor services staffed by Kibbutz Appointees. The consideration to be paid for each Kibbutz Appointee will be based on the Company's total cost of employment for a non-Kibbutz Appointee employee performing a similar role. The number of Kibbutz Appointees may change in accordance with the Company's needs. Under the manpower agreement, the Company will notify Kibbutz Sdot-Yam of any roles that require staffing, and if the Kibbutz offers candidates with skills similar to other candidates, the Company will give preference to hiring of the relevant Kibbutz members. Kibbutz Sdot-Yam is entitled under this agreement, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee of manpower services through his or her employment by Kibbutz Sdot-Yam and require such appointee to become employed directly by the Company. The Company will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with the Company. The Company will provide up to NIS 250,000 ($72) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. The Company will also implement a policy that prioritizes the hiring of such young Kibbutz members as the Company's employees upon their graduation. The letter of understanding further indicates that the definitive manpower agreement will include Kibbutz Sdot-Yam's obligation to customary liability, insurance, indemnification and confidentiality and intellectual property provisions.

Manpower service fees were $3,857, $3,846 and $4,772 for the years ended December 31, 2013, 2012 and 2011, respectively.

b.	Services from the Kibbutz:

In December 2006, the Company entered into a services agreement with the Kibbutz pursuant to which the Kibbutz provides the Company with electricity, sewerage, maintenance, landscaping, security and other similar services. In consideration for these services, the Company pays the Kibbutz an aggregate annual amount of NIS 500,000 ($144) plus amounts based on the Company's consumption of services. This amount is subject to change at the discretion of a committee established for that purpose under the agreement. The amount has not increased since the agreement was originally signed. The initial term of the agreement was for one year commencing in January 2006 and the agreement renews annually for additional one-year periods unless terminated by either party upon 90-days prior notice. The agreement was terminated immediately following the IPO and replaced by a new services agreement, signed on July 20, 2011 and amended on February 13, 2012, with a term of eight years from the closing of the IPO and that will be automatically renewed, unless one of the parties gives six months prior notice, for additional one-year periods..

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	TRANSACTIONS WITH RELATED PARTIES (CONT.)

b.	Services from the Kibbutz (Cont.):

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

The Company's service fees to the Kibbutz pursuant to the services agreement totaled $2,112, $2,113 and $ 1,719 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

The Company's management service fees to the Kibbutz pursuant to the management services agreement totaled $0, $477 and $3,105 for the years ended December 31, 2013, 2012 and 2011, respectively.

d.	Land Use Agreement with the Kibbutz:

The Company's principal offices and research and development facilities, as well as one of its two manufacturing facilities, are located on the grounds of the Kibbutz and include  buildings spaces of approximately 31,644 square meters and unbuilt areas of approximately 55,207 square meters. The Kibbutz permits the Company to use the land and facilities pursuant to a land use agreement originally signed in January 2001. This  agreement automatically renewed for up to five consecutive three-year terms until November 30, 2025 unless either party gives the other party two years' prior written notice of termination. The Company paid a monthly fee to the Kibbutz which was the NIS equivalent of $6.00 per square meter of the building and $1.50 per square meter of unbuilt property plus VAT, calculated based on the dollar-NIS representative exchange rate on the date of each payment, which may not be less than NIS 4.041 per $1.00. The agreement was terminated immediately following the IPO and replaced by a new land use agreement, signed on July 20, 2011 and amended on February 13, 2012.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	TRANSACTIONS WITH RELATED PARTIES (CONT.)

d.	Land Use Agreement with the Kibbutz (Cont.):

The new land use agreement has a term of 20 years commencing on April 1, 2012. Under the new land use agreement, Kibbutz Sdot-Yam permits the Company to use approximately 100,000 square meters of land, consisting of facilities and unbuilt areas, in consideration for an annual fee of NIS 12.6 million ($3,400) in 2012 and NIS 12.9 million ($3,500) in 2013, (each of these amounts do not include approximately NIS 62,000 ($18) for an additional area that the Company has leased on the grounds of Kibbutz Sdot-Yam due to the Company's needs and Kibbutz Sdot-Yam's consent under the same terms as the land use agreement), in each case plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011.

Pursuant to an agreement dated January 4, 2012, for the settlement of reimbursement for building expenses incurred by the Company from January 2012, NIS 82,900 ($24) and NIS 43,000 ($12) will not be included in the land use fees until the year 2020 and year 2015, respectively.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	TRANSACTIONS WITH RELATED PARTIES (CONT.)

d.	Land Use Agreement with the Kibbutz (Cont.):

In addition, the Company has committed to fund the cost of construction, up to a maximum of NIS 3.3 million (approximately $1,000) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and its facilities, such that the entrance of the Company's facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, the Company has committed to pay NIS 200,000 ($57.6) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment to be deducted in monthly installments over a four-year period beginning in 2013 from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to the Company's Sdot-Yam facility.

Starting from January 1, 2014, the Company is making use, per the Company's needs, of additional offices area in Kibbutz Sdot-Yam  of approximately 400 sqm, for fees which amount to NIS 77,956 ($22). Such additional area shall be used by the Company as long as the Company needs it and not later than the end of the new land use agreement.

Pursuant to a new agreement signed on July 20, 2011 and amended on February 13, 2012 with Kibbutz Sdot-Yam that became effective in March 2012 and expires in October 2017, if the Company wishes to acquire or lease any additional lands, whether on the grounds of the Company's Bar-Lev manufacturing facility, or elsewhere in Israel, for the purpose of establishing new plants or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities’ structure on such land at its own expense in accordance with the Company's needs; (ii) the Company will perform any necessary building adjustments at the Company's expense; and (iii) Kibbutz Sdot-Yam will lease the land and the facility to the Company under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price. As a result, the Company depends on Kibbutz Sdot-Yam to act in connection with the expansion of the Company's facilities. The Company  may also incur greater costs associated with the purchase of additional land or the construction of additional facilities than it could obtain from a third-party due to its arrangement with Kibbutz Sdot-Yam. In addition, under this agreement, Kibbutz Sdot-Yam has agreed not to compete with the Company as long as it holds more than 10% of the Company's shares.

Pursuant to the above agreement, the Company has entered into an agreement with Kibbutz Sdot-Yam dated August 6, 2013, under which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 on the grounds near the Company's Bar-Lev facility, which the Company required in connection with the construction of the fifth production line at the Company's Bar-Lev manufacturing facility,  leased it to the Company at market value. Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) acquire all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the Warehouse, (iii) perform the preparation work of the Additional Bar-Lev Land and build the Warehouse, through the administrative body of Bar-Lev industry park  and other contractors according to plans provided by the Company. According to the said agreement, Kibbutz Sdot Yam will build a Warehouse for the Company in Bar-Lev, that will be situated both on the current and new land. The finance of the building of the Warehouse will be made through a loan that  will be granted by the Company to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the Warehouse and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 5.3% a year.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	TRANSACTIONS WITH RELATED PARTIES (CONT.)

e.	Land Purchase Agreement and Leaseback:

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	TRANSACTIONS WITH RELATED PARTIES (CONT.)

e.	Land Purchase Agreement and Leaseback (Cont.):

The entire amount that was paid was accreted to the full anticipated book value of the land and building at the end of the lease term using a higher effective interest rate that will equalize the amounts paid to the full anticipated book value of the land and building at the end of the lease. As of December 31, 2013, the Company recorded a liability of $11,919 as a result of this transaction.

The financing leaseback from related party mature as follows, as of December 31, 2013:

2014	$527
2015	558
2016	590
2017	625
2018	662
2019 and thereafter	8,957
$11,919

The balance at December 31, 2013 and 2012, includes $1,222 and $921 of deferred tax assets on the Company liability and a $1,089 and $784 deferred tax liability on the buildings depreceiation during the next  years due to temporary differences between the carrying amounts of the property and the liability for financial reporting purposes and the amounts used for income tax purposes.

The Company's payments pursuant to the land use agreement and the land purchase agreement and leaseback totaled $4,851 and $3,516 for the years ended December 31, 2013 and 2012, respectively.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	TRANSACTIONS WITH RELATED PARTIES (CONT.)

f.	Management Services Agreement with Tene (Cont.):

On December 31, 2011, the management services agreement was automatically renewed for an additional three-year period. The management services agreement was terminated immediately upon the closing of the IPO.

The Company paid Tene management fees totaling $0, $161 and  $853, for the years ended December 31, 2013, 2012 and 2011, respectively.

Details on transactions and balances with related parties

a.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz and Tene) and affiliate (U.S. Quartz).

The following table summarizes transactions with related parties:

	Year ended December 31,
	2013	2012	2011

Revenues (to affiliated company-U.S. Quartz(*))	$-	$-	$12,833
Cost of revenues	$8,792	$6,147	$14,720
Research and development	$211	$301	$347
Selling and marketing	$632	$682	$806
General and administrative	$1,649	$3,053	$6,169
Finance expenses, net	$671	$236	$29

(*)	Through the acquisition date on May 18, 2011.

b.	Balances with related parties:

	December 31,
	2013	2012

Account payables and current maturities to related parties, including financing leaseback	$2,602	$2,888
Long-term loan and financing leaseback from a related party (1,2)	$12,342	$12,188

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

(2)
In September, 2012, a financing leaseback of $10.9 million related to Bar-Lev transaction was granted to the Company by Kibbutz Sdot-Yam. The financing leaseback bears interest until repayment at a per annum rate equal to 5.87% and is subject to adjustment for increases in the Israeli consumer price index.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.
The Company manages its business on the basis of one reportable segment. The data is presented in accordance with Accounting Standard Codification 280, "Segments Reporting" ("ASC 280"). The following is a summary of revenue and long-lived assets by geographic area. Revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues for the years ended December 31, 2013, 2012 and 2011, respectively:

	Year ended December 31,
	2013	2012	2011

USA	$123,399	$86,759	$59,735
Australia	89,894	88,935	88,229
Canada	49,214	40,322	29,695
Israel	42,024	36,373	38,592
Europe	22,973	20,749	22,880
Rest of World	29,050	23,426	20,540

	$356,554	$296,564	$259,671

The following table presents total long-lived assets as of December 31, 2013 and 2012:

	December 31,
	2013	2012

Israel	$85,491	$68,041
Australia	2,019	2,315
USA	4,748	1,077
Canada	1,197	1,407
Rest of World	179	147

	$93,634	$72,987

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.	Finance expense, net:

	Year ended December 31,
	2013	2012	2011

Financial expenses:

Interest in respect of long-term loans	$53	$461	$1,049
Interest in respect of short-term loans and bank fees	1,565	1,187	620
Interest in respect of loans to related parties	729	299	106
Changes in derivatives fair value	-	1,169	3,823
Foreign exchange transactions losses	6,107	177	-

	8,454	3,293	5,598
Financial income:

Changes in derivatives fair value	6,485	-	-
Income interest from loans to others	-	-	68
Income in respect of cash and cash equivalent and short-term bank deposits	655	520	218
Foreign exchange transactions gains	-	-	537

	7,140	520	823

Financial expenses, net	$1,314	$2,773	$4,775

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Year ended December 31,
	2013	2012	2011

Net income attributable to controlling interest, as reported	$63,344	$39,632	$29,052

Deduct:
Dividend attributable to preferred shareholders	-	-	8,376

Numerator for basic and diluted net income per share	$63,344	$39,632	$20,676

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (CONT.)

b.	Net earnings per share (Cont.):

Denominator:

	Year ended December 31,
	2013	2012	2011

Denominator for basic income per share	34,666,514	32,641,701	19,565,000
Effect of dilutive stock options granted	543,432	58,047	-

Denominator for diluted income per share	35,209,946	32,699,748	19,565,000

EPS:

	Year ended December 31,
	2013	2012	2011

Basic earnings per share	$1.83	$1.21	$1.06
Diluted earnings per share	$1.80	$1.21	$1.06

NOTE 17:-	SUBSEQUENT EVENT

In April 27, 2014, a lawsuit by single plaintiff and a motion for the recognition of this lawsuit as a class action was filed against the Company in the Central District Court in Israel. The plaintiff alleges that, if the lawsuit is recognized as a class action, the claim against the Company is estimated to be NIS 216 million (approximately $62,000). In addition, the claim includes an unstated sum in compensation for special and general damages.

The Company intends to vigorously contest recognition of the lawsuit as a class action and to defend the lawsuit on its merits, although, considering the preliminary stage of this lawsuit, there can be no assurance as to the probability of success or the range of potential exposure, if any.

To the Shareholders and Board of Directors Caesarstone Australia Pty Ltd.
Grant Thornton Audit Pty Ltd
ACN 130 913 594

Level 30, The Rialto
525 Collins Street
Melbourne
Victoria 3000
GPO Box 4984
Melbourne
Victoria
3001

T +61 3 8663 6000
F +61 3 8663 6333
E info.vic@au.gt.com
W www.grantthornton.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Caesarstone Australia Pty Limited. ("the Company") as of December 31, 2012 and 2013 and the related statements of income, equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2013 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

M. A. Cunningham
Partner - Audit & Assurance

Melbourne
February 12, 2014