Form 20-F
period 2014-12-31
CaesarStone Sdot-Yam Ltd.
filed 2015-03-12
CIK 1504379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Securities registered or to be registered pursuant to Section 12(b) of the Securities Act of 1933:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.04 per share	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014: 35,132,127 ordinary shares, NIS 0.04 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

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

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2014 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.889, the representative exchange rate published by the Bank of Israel as of December 31, 2014.

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

Unless otherwise noted in this annual report, Freedonia Custom Research, Inc. (“Freedonia”) is the source for third-party industry data and forecasts. The Freedonia Report, dated February 19, 2015, represents data, research opinion or viewpoints developed independently on our behalf and does not constitute a specific guide to action. In preparing the report, Freedonia used various sources, including publically available third party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products, and government and trade associations. Growth rates in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions and forecasts expressed in the Freedonia Report are subject to change by Freedonia without notice. We have inquired of Freedonia, and been informed that as of the date of this filing, there has been no change in the Freedonia Report, and Freedonia has not reviewed such report from the date of its publication by Freedonia.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements may be found in several sections of this annual report on Form 20-F, including, but not limited to “ITEM 3: Key Information—Risk Factors”, “ITEM 4: Information on Caesarstone”, “ITEM 5: Operating and Financial Review and Prospects”, “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—passive foreign investment company considerations.” These statements include, but are not limited to, statements regarding:

•	our ability to respond to new market developments;
•	our intent to penetrate further our existing markets and penetrate new markets;
•	our belief in the sufficiency of our cash flows to meet our needs for the next year;
•	our plans to invest in developing, manufacturing and offering innovative products;
•
our plans to finalize the building of a manufacturing facility with capacity for two production lines in the State of Georgia, United States, with the first production line planned to be operational during the second quarter of 2015 and the second production line planned to be operational in the fourth quarter of 2015;

•
our plans to establish a second manufacturing facility in the State of Georgia and install production lines in addition to the above-referenced two production lines, a process toward which we have already taken initial steps;

•	our plans to invest in the promotion and strengthening of our brand;
•	our plans to invest in research and development for the development of new quartz products;
•	our ability to increase quartz’s penetration in our existing markets and new markets;
•	our ability to successfully compete with other quartz surfaces manufacturers, suppliers and distributors, and with suppliers and distributors of other materials used in countertops;
•	our ability to acquire third-party distributors, manufacturers and raw material suppliers;
•	our plans to continue our international presence;
•	our expectations regarding future prices of quartz, polyester and pigments;
•	future foreign exchange rates, particularly the NIS, Australian dollar, Canadian dollar and the Euro;
•	our expectations regarding our future product mix;
•	our expectations regarding the outcome of litigation or other legal proceedings in which we are involved, and our ability to use our insurance policy to cover damages; and
•	our expectations regarding regulatory matters applicable to us.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, including those described in “ITEM 3.D. Key Information—Risk Factors.”

You should not put undue reliance on any forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors described in this annual report, including factors beyond our ability to control or predict. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

TABLE OF CONTENTS

PART I		1
ITEM 1: Identity of Directors, Senior Management and Advisers		1
ITEM 2: Offer Statistics and Expected Timetable		1
ITEM 3: Key Information		1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	5
C.	Reasons for the Offer and Use of Proceeds	5
D.	Risk Factors	5
ITEM 4: Information on Caesarstone		29
A.	History and Development of Caesarstone	29
B.	Business Overview	30
C.	Organizational Structure	40
D.	Property, Plants and Equipment	40
ITEM 4A: Unresolved Staff Comments		41
ITEM 5: Operating and Financial Review and Prospects		41
A.	Operating Results	41
B.	Liquidity and Capital Resources	61
C.	Research and Development, Patents and Licenses	61
D.	Trend Information	62
E.	Off-Balance Sheet Arrangements	62
F.	Contractual Obligations	63
ITEM 6: Directors, Senior Management and Employees		63
A.	Directors and Senior Management	67
B.	Compensation of Officers and Directors	70
C.	Board Practices	83
D.	Employees	83
E.	Share Ownership	84
ITEM 7: Major Shareholders and Related Party Transactions		84
A.	Major Shareholders	84
B.	Related Party Transactions	86
C.	Interests of Experts and Counsel	91
ITEM 8: Financial Information		91
A.	Consolidated Financial Statements and Other Financial Information	91
B.	Significant Changes	96
ITEM 9: The Offer and Listing		96
A.	Offer and Listing Details	97
B.	Plan of Distribution	97
C.	Markets	97
D.	Selling Shareholders	97
E.	Dilution	97
F.	Expenses of the Issue	98
ITEM 10: Additional Information		98
A.	Share Capital	98
B.	Memorandum of Association and Articles of Association	98
C.	Material Contracts	102
D.	Exchange Controls	103
E.	Taxation	103
F.	Dividends and Paying Agents	112
G.	Statements by Experts	112
H.	Documents on Display	112
I.	Subsidiary Information	112
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk		112
ITEM 12: Description of Securities Other Than Equity Securities		114

PART II		114

v

 PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated income statement data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements”, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated income statement data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements which are not included in this annual report.  The information presented below under the caption “Other Financial Data” and “Dividends declared per share” contains information that is not derived from our financial statements.

	Year ended December 31,
	2014		2013		2012		2011		2010
	(in thousands, except per share data)
Consolidated Income Statement Data:
Revenues		$447,402		$356,554		$296,564		$259,671		$198,791
Cost of revenues		257,751		194,436		169,169		155,377		120,503
Gross profit		189,651		162,118		127,395		104,294		78,288
Operating expenses:
Research and development, net (1)		2,628		2,002		2,100		2,487		2,273
Marketing and selling		55,870		51,209		46,911		34,043		16,048
General and administrative		36,111		32,904		28,423		30,018		20,896
Total operating expenses		94,609		86,115		77,434		66,548		39,217
Operating income		95,042		76,003		49,961		37,746		39,071
Finance expenses, net		1,045		1,314		2,773		4,775		2,370
Income before taxes on income		93,997		74,689		47,188		32,971		36,701
Taxes on income		13,738		10,336		6,821		3,600		7,399
Income after taxes on income		80,259		64,353		40,367		29,371		29,302
Equity in losses of affiliate (2)		—		—		—		67		296
Net income		$80,259		$64,353		$40,367		$29,304		$29,006
Net income attributable to non-controlling interest		1,820		1,009		735		252		348
Net income attributable to controlling interest		78,439		63,344		39,632		29,052		28,658
Dividend attributable to preferred shareholders		—		—		—		(8,376)		(8,312)
Net income attributable to the Company’s ordinary shareholders		78,439		63,344		39,632		20,676		20,346
Basic net income per ordinary share		2.25		1.83		1.21		1.06		1.04
Diluted net income per ordinary share		2.22		1.80		1.21		1.06		1.04
Weighted average number of ordinary shares used in computing basic income per share		34,932		34,667		32,642		19,565		19,565
Weighted average number of ordinary shares used in computing diluted income per share		35,394		35,210		32,700		19,565		19,565
Dividends declared per share
Shekels*	NIS	--	NIS	—	NIS	3.78	NIS	0.50	NIS	2.32
Dollars*		$0.57		$0.58		$1.02		$0.14		$0.65

	At December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term bank deposits	$54,327	$92,248	$72,733	$11,950	$43,737
Working capital (3)	124,306	145,702	117,712	28,592	40,201
Total assets	439,000	377,556	321,049	246,317	236,403
Total liabilities	109,274	104,333	90,026	103,661	115,450
Redeemable non-controlling interest	8,715	7,624	7,106	6,205	5,662
Shareholders’ equity	321,011	265,599	223,917	136,451	115,291

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Other Financial Data:
Adjusted EBIDTA (4)	$116,553	$91,711	$69,445	$58,774	$50,489
Adjusted net income attributable to controlling interest (4)	82,498	63,959	44,008	34,765	29,763
Capital expenditures	86,373	27,372	13,481	8,785	5,486
Depreciation and amortization	17,176	14,994	14,368	14,615	10,034
_________________________
* Prior to 2012, the Company declared and paid its dividends in NIS. Conversion to USD appears herein for reporting purposes. Starting in 2013, dividends were declared and paid in USD. Therefore, no conversion is required.
(1)	Research and development expenses are presented net of grants that we received from the Office of the Chief Scientist (“OCS”) of the Ministry of Economy of the State of Israel between 2009 and 2013.
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
(4)
The following tables reconcile net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the periods presented and are unaudited:

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Reconciliation of Net Income to Adjusted EBIDTA:
Net income	$80,259	$64,353	$40,367	$29,304	$29,006
Finance expenses, net	1,045	1,314	2,773	4,775	2,370
Taxes on income	13,738	10,336	6,821	3,600	7,399
Depreciation and amortization	17,176	14,994	14,368	14,615	10,034
Equity in losses of affiliate, net(a)	—	—	—	67	296
Excess cost of acquired inventory(b)	231	188	885	4,021	—
Share-based compensation expense(c)	2,642	2,514	3,007	1,259	1,384
Inventory–change of estimate (d)	—	(3,458)	—	—	—
Follow–on expenses (e)	657	1,470	—	—	—
IPO bonus(f)	—	—	1,970	—	—
CaesarStone USA contingent consideration adjustment(g)	—	—	255	—	—
Litigation gain(h)	—	—	(1,001)	(1,783)	—
Provision for employee fringe benefits (i)	939	—	—	—	—
Settlement with tax authorities (j)	(134)	—	—	—	—
Microgil loan and inventory write down(k)	—	—	—	2,916	—
Adjusted EBITDA	$116,553	$91,711	$69,445	$58,774	$50,489
___________________________
(a)	Consists of our portion of the results of operations of Caesarstone USA prior to its acquisition by us in May 2011.

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

(c)
Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited.  In 2012, share-based compensation consisted primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer. In 2013, share-based compensation consisted of expenses related to stock options granted to our employees. In 2014, share-based compensation consists of expenses related to stock options granted to our employees as well as expenses related to share-based bonus rights granted during 2014.

(d)	Relates to a change in estimate for the value of inventory following the implementation of our new ERP system in April 2013.
(e)
In 2013, follow-on expenses consist of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by our former shareholder, Tene Investment Fund (“Tene”), to certain of our employees that under US GAAP we are required to expense against paid-in capital. In 2014, follow-on expenses consist of direct expenses related to a follow-on offering that closed in June 2014.

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

(i)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the Israeli National Insurance Institute (“NII”).
(j)	Relates to a refund of Israeli value added tax (“VAT”) associated with a bad debt from 2007.
(k)
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

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$78,439	$63,344	$39,632	$29,052	$28,658
Excess cost of acquired inventory(a)	231	188	885	4,021	—
Litigation gain(b)	—	—	(1,001)	(1,783)	—
Inventory – change of estimate(c)	—	(3,458)	—	—	—
Follow-on expenses(d)	657	1,470	—	—	—
IPO bonus(e)	—	—	1,970	—	—
Caesarstone USA contingent consideration adjustment(f)	—	—	255	—	—
Microgil loan and inventory write down(g)	—	—	—	2,916	—
Share-based compensation expense(h)	2,642	2,514	3,007	1,259	1,384
Provision for employee fringe benefits (i)	939	—	—	—	—
Settlement with tax authorities (j)	(134)	—	—	—	—
Tax adjustment (k)	342	—	—	—	—
Total adjustments before tax	4,677	714	5,116	6,413	1,384
Less tax on above adjustments	618	99	740	700	279
Total adjustments after tax	4,059	615	4,376	5,713	1,105
Adjusted net income attributable to controlling interest	$82,498	$63,959	$44,008	$34,765	$29,763
___________________________
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

(c)	Relates to a change in estimate for the value of inventory following the implementation of our new ERP system in April 2013.
(d)
In 2013, follow-on expenses consist of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by our former shareholder, Tene, to certain of our employees that under US GAAP we are required to expense against paid-in capital. In 2014, follow-on expenses consist of direct expenses related to a follow-on offering that closed in June 2014.

(e)	Consists of the payment of $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to the completion of our IPO.
(f)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(g)
Relates to our writing down to zero the cost of inventory provided to Microgil, our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute. See “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

(h)
Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited.  In 2012, share-based compensation consisted primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer. In 2013, share-based compensation consisted of expenses related to stock options granted to our employees. In 2014, share-based compensation consists of expenses related to stock options granted to our employees as well as expenses related to share-based bonus rights granted during 2014.

(i)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the NII.
(j)	Relates to a refund of Israeli VAT associated with a bad debt from 2007.
(k)	Relates to an adjustment in taxes as a result of a tax settlement we reached with Israeli tax authorities.

Adjusted EBITDA and adjusted net income attributable to controlling interest are metrics used by management to measure operating performance. Adjusted EBITDA represents net income excluding finance expenses, net, taxes on income, depreciation and amortization, equity in losses of affiliate, net, excess cost of acquired inventory, share-based compensation expense, IPO bonus, Caesarstone USA contingent consideration adjustment, litigation gain and Microgil loan, inventory write down, follow-on offering expenses, provision for employee fringe benefits, settlement with the tax authorities and inventory change of estimate. Adjusted net income attributable to controlling interest represents net income attributable to controlling interest excluding the Tene option revaluation, excess cost of acquired inventory, litigation gain, IPO bonus, Caesarstone USA contingent consideration adjustment, Microgil loan and inventory write down, share-based compensation expense, follow-on offering expenses, provision for employee fringe benefits, settlement with the tax authorities, tax adjustment and inventory change of estimate plus adjustment for the related tax impact. We present adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting finance expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), and the age and book depreciation of fixed assets (affecting relative depreciation expense). Adjusted EBITDA also excludes equity in losses of affiliate, net, because we believe it is helpful to view the performance of our business excluding the impact of our U.S. distributor, which we did not control, and because our share of the net income (loss) of the U.S. distributor includes items that have otherwise been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA and adjusted net income attributable to controlling interest exclude the impact of share-based compensation and a number of items that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA and adjusted net income attributable to controlling interest facilitate internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA and adjusted net income attributable to controlling interest in measuring our performance relative to that of our competitors. Adjusted EBITDA and adjusted net income attributable to controlling interest are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our profitability or liquidity. We understand that although adjusted EBITDA and adjusted net income attributable to controlling interest are frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA and adjusted net income have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

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

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (the “SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Special Note Regarding Forward-Looking Statements” on page iv of this annual report.

Risks related to our business and industry

Downturns in the home renovation and remodeling and new residential construction sectors or the economy generally and a lack of availability of consumer credit could adversely impact end-consumers and lower demand for our products, which could cause our revenues and net income to decrease.

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending. Our products are also used in commercial applications. Spending in each of the above-mentioned sectors declined significantly in 2009 compared to 2008 in most of the markets in which we operate and, to date, many of these markets, including Europe, the United States, Canada and Australia, did not recover or recovered only to a certain degree. Spending on home renovation and remodeling and new residential construction depends significantly on the availability of consumer credit, as well as other factors such as interest rates, consumer confidence, government programs and unemployment. Such factors also affect spending on commercial projects. Any of these factors could result in a tightening of lending standards by financial institutions and reduce the ability of consumers to finance renovation and remodeling expenditures or home purchases. Consumers’ ability to access financing varies across our operating markets. Declining home values, increased home foreclosures and tightening of credit standards by lending institutions in certain markets have negatively impacted the home renovation and remodeling and the new residential construction sectors in several of our key existing markets since 2008. Although a certain recovery has occurred in the U.S., Australian and Canadian economies, the European economy continues to be significantly impacted today.  If the housing market in each of our main markets is negatively impacted, or if significant negative trends occur in other markets, we may be unable to grow our business and our revenues and net income may be adversely affected.

Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.

Our sales are currently subject to significant geographic concentration. In 2014, sales in the United States, Australia, Canada and Israel accounted for 41.5%, 24.0%, 12.9% and 9.2% of our revenues, respectively.  Each country has different characteristics and our results of operations could be adversely impacted by a range of factors, including local competitive changes, changes in consumers’ quartz surface or countertop preferences and regulatory changes that specifically impact these markets. A downturn in levels of home renovation and remodeling or new residential construction spending in the United States, Australia, Canada or Israel, in particular, could adversely affect our revenues and net income.

Home starts in the United States, which was estimated to account for approximately 25% of our sales in this country in 2014, increased by 8.8% in 2014, following a 18.4% increase in 2013. Renovation and remodeling spending, which accounted for approximately 60% of our sales in the United States in 2014, is estimated to have grown in the United States by 4.9% in 2014 according to the Joint Center for Housing Studies, Harvard University. This followed a 6.7% increase in 2013. Renovation and remodeling activities in Australia, our second largest market, which are estimated to account for approximately 60% of our total sales in the country in 2014, estimated to increase by 0.3% from July 2013 to June 2014, following a decrease of 8.7% from July 2012 to June 2013. Housing starts, which is estimated to account for approximately 35% of our sales in Australia, increased by 11.6% from July 2013 to June 2014 following an increase of 11.4% from July 2012 to June 2013. In Canada, our third largest market, housing starts, which is estimated to account for approximately 35% of our sales in 2014, were estimated to increase by 0.7% in 2014, after a 12.5% decrease in 2013. Renovation and remodeling activities in Canada, which are estimated to account for approximately 60% of our total sales in the country in 2014, are estimated to have increased by approximately 3.5% in 2014 compared to 2013, after an increase of approximately 2% in 2013, according to Scotiabank. Our sales could be adversely impacted by other general economic conditions, including an increase in imports from Asian manufacturers into our main markets, especially the United States, Australia and Canada. Stronger local currencies could make lower-priced and lower-quality imported goods more competitive than our products. Future increases in interest rates placing pressure on the affordability of home renovation and remodeling and new residential construction projects could also slow down the demand for our products.

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

Our quartz surface products compete with a number of other surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel, wood and ceramic. Large surfaces made of ceramic, a durable material, with sizes similar to our products' sizes, are manufactured using a relatively new technology. We compete with these surface materials and other quartz surfaces on a range of factors, including brand awareness and brand position, product quality, product differentiation, new product development and time to market, technological innovation, pricing, availability of inventory on demand, customer service and breadth of product offerings. Since we seek to position our products as a premium alternative to other surface materials and other quartz surfaces, the perception among end-consumers and other players in our products’ value chain of the quality of our products is a key competitive differentiator. In addition, to maintain our price levels, margins, competitive position and increase demand for our quartz surface products, we must continue to develop and introduce new product designs supported by proprietary manufacturing knowledge that meets consumer preferences. Some of our competitors may be able to adapt to changes in consumer preferences and demand more quickly, devote greater resources to creating innovative designs and establishing brand recognition, manufacture more versatile slab sizes, implement processes to lower costs, acquire complementary businesses, such as raw material suppliers, and expand more rapidly or adopt more aggressive pricing policies than we can. For example, some of our competitors who manufacture quartz surfaces also market and sell ceramic surfaces for countertops. Additionally, a number of our competitors have greater financial and capital resources than we do and continue to invest heavily to achieve increased production efficiencies and brand recognition. Competitors may also be in a better position to access emerging sales channels in various markets, and may have more diversified product offerings involving materials in addition to quartz surfaces.  Our revenues, margins and net income may be adversely affected if:

•	manufacturers of other surface materials or other quartz surface manufacturers successfully brand their products as premium products;

•	consumers place less value on premium branded quartz surfaces;

•	we are unable to develop new product designs based on consumer demand that are supported by new technologies and know-how developed by us;

•	we are unable to respond rapidly or at all to changes in consumers’ preferences, such as in the size of quartz surfaces;

•	we are unable to maintain the strength of the Caesarstone brand and its reputation for high quality, innovation, emphasis on design and excellent service;

•	we are unable to place sufficient inventory to fulfill the demand in the markets;

•	we are unable to complete our additional manufacturing capabilities as planned;

•	new products of similar or better characteristics are marketed by competitors;

•	we are unable to compete with lower-priced products perceived as comparable to ours and produced by manufacturers of other surface materials or other quartz surface manufacturers; or

•	our manufacturing efficiency declines as a result of decreasing capacity and/or increased expenses to meet quality standards in connection with the use of new product development technologies.

In addition, changes in any of these competitive factors may be sufficient to cause a distributor, retailer, contractor or fabricator to change manufacturers, which would harm our sales in a particular market.

We face competition from providers of quartz surfaces that set prices considerably lower than the prices of our premium products, which could adversely impact our sales and margins.

We have invested considerable resources to position our quartz surface products as premium branded products. Due to our products’ high quality and positioning, we generally set our prices—especially for our differentiated products—at a higher level than alternate surfaces and quartz surfaces provided by other manufacturers. We face competition in all of our key markets, primarily from manufacturers located in the Asia-Pacific region and in Europe that market quartz surface products at lower price points, including quartz surface products which imitate our products and designs. Manufacturers in China, Vietnam and other countries in the Asia-Pacific region frequently benefit from labor and energy costs that are significantly lower than our costs and enable them to price their products lower than our products. Under these circumstances, we can face direct competition that significantly undercuts the prices that we are able to charge and that we seek to charge our customers, as well as the prices that our distributors and fabricators are able to charge consumers. Even if we seek to lower the prices that we charge for our products in certain markets, we may be unable to achieve the same labor and energy costs in order to maintain current margins on our products. Some of these competitors have developed know-how and technical capabilities to manufacture products similar to our products and other competitors may do so in the future. We have also experienced instances of our competitors marketing products with similar appearances and similar model names to some of our products. Competition of this nature may increase in the markets in which we operate and may develop in new markets. Even if these competitors are unable to compete with us in all markets in which we sell, the introduction of similar products may result in lowering or eliminating the value that distributors and end-consumers place on our premium brand and products. Such competition or change in perception could result in significantly lower sales and reduced profit margins.

Our results of operations may be adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency since July 1, 2012) and other currencies in which we conduct business. In 2014, 43.3% of our revenues were denominated in U.S. dollars, 24.0% in Australian dollars, 12.9% in Canadian dollars, 10.5% in Euros and 9.2% in NIS. In 2014, the majority of our expenses were denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Australian and Canadian dollars. As a result, a weakening of the Australian and Canadian dollars and a strengthening of the NIS and Euro against the U.S. dollar presents a significant risk to us and may impact our business significantly.  For example, the Australian dollar depreciated 7.0% against the U.S. dollar in 2014 compared to 2013 on an annual average basis, which resulted in our operating income decreasing by $6.4 million, or 1.4% of our revenues in 2014, compared to 2013. Although we currently engage in derivatives transactions, such as forward and option contracts, to minimize our currency risk, we do not hedge all of the exposure. We have been using a dynamic hedging strategy to hedge our cash flow exposures. This strategy involves consistent hedging of exchange rate risk in variable ratios ranging to up to 100% of the exposure over rolling 12 months. As of December 31, 2014, our average hedging ratio was approximately 50%. Therefore, future currency exchange rate fluctuations against which we have not adequately hedged could adversely affect our profitability. Moreover, our currency derivatives, except for our U.S. dollar/NIS forward contracts, are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (originally issued as SFAS 133). Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. As an exception, starting from middle of May 2014, our USD/NIS forward contracts are charged to operating expenses. See “ITEM 11: Quantitative and Qualitative Disclosure About Market Risk.”

Changes in the prices of our raw materials have increased our costs and decreased our margins and net income in the past and may increase our costs and decrease our margins in the future.

Quartz, which includes quartz, quartzite and other dry minerals (together referred to in this annual report as “quartz,” unless otherwise specifically stated), is the main raw material component used in our products. Quartzite represents approximately 60% of our total quartz consumption, but it is contained in all of our products. Quartz accounted for approximately 31% of our raw materials cost in 2014.

Our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. For example, if the cost of quartz was to rise by 10% and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would experience a decrease of approximately 0.9% in our gross profit margin. We do not have long-term supply contracts with our suppliers of quartz. The price of quartz was relatively stable during the last few years, but in 2014 and recently when renewing our annual supply terms for 2015 with certain Turkish quartzite suppliers, we experienced an increase of approximately 4% in quartzite prices each year, which we believe was driven by increasing global demand for quartz.  Any future increases in quartz prices may adversely impact our margins and net income. We acquire quartzite from four suppliers in Turkey.  Although quartz for our U.S. manufacturing facility, if imported from Turkey, involves higher transportation costs, we intend to continue to rely on our Turkish suppliers for our U.S. manufacturing facility during 2015 and to review alternative suppliers in the meantime.

Polyester, which acts as a binding agent in our products, accounted for approximately 43% of our raw materials costs in 2014. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in polyester prices. For example, if the price of polyester was to rise by 10%, and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would experience a decrease of approximately 1.2% in our gross profit margin. The cost of polyester is a function of, among other things, manufacturing capacity, demand and the price of crude oil. We acquire polyester on a purchase order basis based on our projected needs for the subsequent one to three months. We have found that increases in their prices may be difficult to pass on to our customers.  In 2010, average polyester prices increased by approximately 20% followed by a further increase of approximately 12% in 2011. In 2012, polyester prices stabilized with an approximately 1% decrease in average prices during this period. In 2013, polyester prices remained stable with an approximately 2% increase in average price. In 2014, average polyester prices decreased by 1.0%. In the past, we managed to offset a portion of these cost increases through purchase orders up to one quarter in advance. However, manufacturers are currently unwilling to agree to preset prices for periods lasting longer than one quarter. Any future increases in polyester prices may adversely impact our margins and net income.

Pigments are also used to manufacture our quartz surface products. Although pigments account for a significantly lower percentage of our raw material costs than polyester, fluctuations in pigment prices may also adversely impact our margins and net income. For example, the price of titanium dioxide, our principal white pigmentation agent, increased by 36% approximately in 2011. However, in the following year, average titanium dioxide prices decreased by approximately 5%. In 2013, the price of titanium dioxide continued decreasing by additional 25%. In 2014, the price of titanium dioxide further decreased by 4.0%.

We are working to increase our production capacity for our quartz surface products in the United States in order to meet anticipated demand through expanding our manufacturing facilities. If we fail to achieve this further expansion, we may be unable to grow our business and revenue, maintain our competitive position or improve our profitability.

We are working to expand our existing production capacity to meet anticipated demand through the construction of a new manufacturing facility with capacity for two production lines in Richmond Hill, the State of Georgia in the United States.  The first production line in the new U.S. facility is planned to be operational in the second quarter of 2015 and the second production line is planned to be operational in the fourth quarter of 2015.  In addition to this investment, we have started initial steps towards establishing a second building (the “second U.S. facility”) in Richmond Hill to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand.  Although we are experienced in constructing manufacturing facilities for our quartz surfaces, we have never established or operated manufacturing facilities outside of Israel and cannot assure you that we will be able to successfully establish the second U.S. facility or operate either U.S. facilities in a timely or profitable manner, or at all.  We depend on third party construction companies to assist in the design, construction and validation of our new facilities. In addition, we will need to implement our quartz surface manufacturing proprietary technology and know-how in our U.S. facility.  Our investment related to our first facility in the United States, which has two production lines (the “first U.S. facility”), is estimated to be approximately $115 million in total, of which $40 million remained to be invested as of December 31, 2014.  However, the actual costs related to this production capacity increase may be materially different from what we are currently estimating. In addition, the time it takes to complete these projects may be significantly longer than we currently expect due to reasons that may be outside of our control.  In addition, we will need to obtain a number of permits and regulatory approvals with respect to the new manufacturing facility in the United States and with respect to the production lines operation.

Our ability to operate our newly established first U.S. manufacturing facility successfully will greatly depend on our ability to hire, train and retain an adequate number of employees, in particular employees with the appropriate level of knowledge, background and skills. Should we be unable to hire and engage such employees, and an adequate number of them, our business and financial results could be negatively impacted. If we are unable to establish and/or operate these facilities or successfully transfer or continue to transfer our manufacturing processes, technology and know-how in a timely and cost-effective manner, or at all, then we may experience disruptions in our operations and be unable to meet demand for our products, which could have a negative impact on our business and financial results.  Moreover, to meet our capacity expansion timeline, we are dependent on certain capital equipment manufacturers, third party contractors and machinery suppliers, such as Breton S.p.A. (“Breton”), a manufacturer of lines for the production of engineered stone slabs, from which we have purchased the majority of our production lines, including three of our most recently acquired production lines. Pursuant to our agreement with Breton, dated October 18, 2012, we acquired and installed our fifth production line at our Bar-Lev manufacturing facility. That agreement also included an option to purchase an additional line, which we subsequently exercised in 2013 in connection with our acquisition of the first production line for our facility in the State of Georgia, United States. We entered into an agreement with Breton for the acquisition of our second production line for the same facility on June 5, 2014.  Breton’s lines include technological improvements and specifications that may not be currently available at other relevant machinery suppliers.  If Breton ceases its operations, at all or in part, or does not have sufficient capacity, it could materially delay or prevent our ability to complete the establishment of additional production lines.

In addition, we believe that each of these new investments will cause temporary inefficiencies that will adversely impact our margins. We expect that our margins in 2015 will be materially and adversely impacted by temporary inefficiencies in the performance of the first two production lines in our first U.S. facility and as a result of costs we expect to incur before we begin to generate revenue from these lines. We believe that our efficiency in our first U.S. facility will improve and that in 2016, margins will be impacted to a much lesser extent.  If the demand for our products increases and we are unable to expand our manufacturing capabilities because of our reliance on a limited number of third party suppliers, our business, operating results and financial condition may be materially adversely affected. Conversely, if the demand for our products decreases or if we do not produce the number of products that we plan to after the expansion projects are complete and operational, we may not be able to spread a significant amount of our fixed costs over the production volume, thereby increasing our per unit fixed cost, which would have a negative impact on our financial condition and results of operations.

We have entered into a bond purchase loan agreement with the Development Authority of Bryan County, dated December 1, 2014, pursuant to which we are granted a property tax abatement with respect to our U.S manufacturing facility for ten years at 100% and an additional five years at 50%, subject to our satisfaction of certain qualifying terms with respect to headcount, average salaries paid to our employees and the total capital investment amount in our U.S manufacturing facility. If we do not meet the qualifying terms of the bond, we will bear the applicable property tax, which will be recognized in our operating costs and which would adversely impact our projected margins and results of operations.

Silicosis and related claims might have a material adverse effect on our business, operating results and financial condition.

We are party to 60 pending bodily injury lawsuits that have been filed against us directly since 2008 in Israel or that have named us as third-party defendants by fabricators or their employees in Israel, by the injured successors, by the State of Israel or by others. Such lawsuits include, among others, one lawsuit filed by three fabricators, one lawsuit filed by the National Insurance Institute (“NII”), an appeal which was filed in connection with a judgment granted in one of the lawsuits and a lawsuit filed against us where the claimants applied for its certification by the court as a class action. As of today, we have also received ten letters threatening to file claims against us on behalf of certain fabricators and their employees in Israel. The plaintiffs claim that they contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Silicosis is an occupational lung disease that is progressive and sometimes fatal, and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles as a result of poorly protected and controlled, or unprotected and uncontrolled, exposure, while working in different occupations, including among other things, processing quartz, granite, marble and other materials and working with quartz, can cause silicosis and other diseases. Silica comprises approximately 90% of engineered stones such as our products, and smaller concentrations of silica are present in natural stones.  Therefore, fabrication of engineered stones may create higher exposure to silica dust and, accordingly, may cause a higher risk of silicosis. Recently the Occupational Safety and Health Administration "OSHA" and the National Institute for Occupational Safety and Health "NIOSH" have published a hazard alert, according to which they identified exposure to silica as a health hazard to workers involved in manufacturing, finishing and installing natural and manufactured (engineered) stone countertop products, both in fabrication shops and during in-home finishing/installation.

Most of the claims do not specify a total amount of damages sought and the plaintiffs’ future damages, if any, will be determined at trial.  Although we intend to vigorously contest the claims, we cannot provide any assurance that we will be successful.  We currently estimate that our total potential exposure with respect to the 47 pending lawsuits is approximately $12.1 million, although the actual result of such lawsuits may vary significantly from such estimate.  We cannot make an estimate with respect to the other pending lawsuits. As of today, only one claim was resolved in court proceedings with an Israeli district court, finding that the self-employed plaintiff was 40% at fault and dividing the remaining 60% of liability between the State of Israel and us, with 55% imposed on us and 45% imposed on the State of Israel. This judgment is currently on appeal in Israel to the Supreme Court.

In April 2014, a lawsuit by a single plaintiff and a motion for the recognition of this lawsuit as a class action were filed against us in the Central District Court in Israel. The plaintiff alleges that, if the lawsuit is recognized as a class action, the claim against us is estimated to be for NIS 216 million (approximately $56 million). In addition, the claim includes an unstated sum in compensation for special and general damages.  We intend to vigorously contest recognition of the lawsuit as a class action and to defend the lawsuit on its merits, although, considering the preliminary stage of this lawsuit, there can be no assurance as to the probability of success or the range of potential exposure, if any.  We may be subject to putative class action lawsuits in the future in Israel and abroad and we cannot be certain whether such claims will succeed in being certified.

We are exposed in Israel to potential future subrogation claims by the NII, providing for reimbursement of its payments related to damages paid or that will be paid to plaintiffs, if we are found liable for the plaintiffs’ damages. As of today, one of the 60 pending claims against us was brought by the NII, for payments the NII had made or will make in the future with respect to three fabricators who allegedly contracted silicosis. The amount of damages to which we may be liable to the NII in such a subrogation claim may not exceed the actual amount of an injured person’s damages for which we are liable after deducting any compensation which we would pay to such injured pursuant to his/her direct or indirect claim against us.

Any pending or future litigation is subject to significant uncertainty. We cannot determine the amount of potential damages, if any, in the event of an adverse development in a pending or future case, in part because the defendants in these types of claims are often numerous, the contraction of the alleged illness or its degree of severity is unclear, the claims generally do not specify the amount of damages sought, our product’s involvement may be speculative and the degree to which our product may have caused the alleged illness may be unclear. In addition, punitive damages may be awarded in certain jurisdictions, even though they are rare in Israel. Furthermore, we may face future engineering and compliance costs to enhance our compliance with existing standards relating to silica or to meet new standards if such standards are heightened. Our fabricator customers may also face engineering and compliance costs related to the fabrication of our products and similar products, which could cause them to resort to fabricating alternative products that do not carry the same risks associated with silica dust generated from the fabrication of our products.  OSHA is currently considering lowering the permissible exposure limit to silica dust. Any damages to which we are subject in litigation, the cost of defending any claims, compliance costs, and the loss of business from fabricators who no longer find it practical to fabricate our products may have a materially adverse impact on our profitability. Moreover, because Israeli law and the laws of several other jurisdictions recognize joint and several liability among co-defendants in civil suits, even if we are found only partially liable to a plaintiff’s damages, the plaintiff may seek to collect all his damages from us, requiring us to collect separately from our co-defendants their allocated portion of the damages and there can be no assurance that we will succeed in such collection.

We currently have product liability insurance in Israel, which applies to claims that may be submitted against us worldwide during the insurance policy term and our Australian and U.S. subsidiaries have product liability insurance in Australia and the United States, respectively, that covers silicosis. We believe that our current insurance in Israel covers the pending individual product liability claims; however with respect to the claim brought in April 2014 where the plaintiff applied for class certification, our insurer has notified us that our product liability insurance covers such claim only partially. While we believe such class action is fully covered by our product liability insurance policy, there is no certainty that our insurance would also cover the class action. In addition, as discussed in “ITEM 8.A: Financial Information—Legal Proceedings,” the amount claimed in the currently pending class action exceeds our insurance coverage by a material amount.

In the scenario that we are unable to renew our insurance at all or in part, from our current insurers or from others, we are unable to obtain coverage from other insurance providers, we cannot obtain insurance on as favorable terms as previously, our insurance is terminated early, our insurance coverage is decreased, our insurance coverage inadequately covers damages for which we are found liable, or we become subject to silicosis claims excluded by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance, and our management could expend significant time addressing such claims. Such events might have a material adverse effect on our business and results of operations.

Consistent with the experience of other companies involved in silica-related litigation, there may be an increase in the number of asserted claims against us. Such claims could be asserted by claimants in different jurisdictions, including Israel, the United States, Canada, Australia and other markets where our products are distributed and sold and could result in significant legal expenses and damages.  Although we believe that claimants in any future silica-related claims involving us should be limited to persons involved in the fabrication of our products and those in the immediate vicinity of fabrication activities, claimants may potentially include our employees or end consumers, seeking compensation for bodily or emotional/non-physical damages. Four employees currently employed in our plants have been diagnosed with suspected cases of silicosis.

For more information, see “ITEM 8.A: Financial Information— Legal Proceedings—Claims related to alleged silicosis injuries.”

Our directors and executive officers who are members of Kibbutz Sdot-Yam may have conflicts of interest with respect to matters involving the Company.

Four members of our board of directors, including our Chairman, one of our executive officers and a number of our key employees are members of Kibbutz Sdot-Yam, and one of our directors is an immediate relative of a Kibbutz Sdot-Yam member. Kibbutz Sdot-Yam is our controlling shareholder and beneficially owned 32.6% of our shares as of February 28, 2015.  Certain of these individuals also serve in different positions in the Kibbutz, including one member of the Economic Council of Kibbutz Sdot-Yam (the “Economic Council”). Such individuals have fiduciary duties to both us and Kibbutz Sdot-Yam.  As a result, these five directors may have real or apparent conflicts of interest on matters affecting both us and Kibbutz Sdot-Yam and, in some circumstances such individuals may have interests adverse to us. See “ITEM 6.A: Directors, Senior Management and Employees—Directors and Senior Management.”

We have experienced quarterly fluctuations in revenues and net income as a result of seasonal factors and building construction cycles, which are hard to predict with certainty.

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. We believe that the third quarter of the year exhibits higher sales volumes than other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere when the weather is more favorable for new construction and renovation projects, as well as due to efforts to complete such projects before the beginning of the new school year. Conversely, the first quarter is impacted by a slowdown in new construction and renovation projects during the winter months as a result of adverse weather conditions in the northern hemisphere, and, depending on the date of the spring holiday in Israel in a particular year, the first or second quarter is impacted by a reduction in sales in Israel due to such holiday. Similarly, sales during the first quarter in Australia are negatively impacted by fewer construction and renovation projects due to public holidays. In the third quarter of 2014, we generated 30.6% more revenue and a 62.4% higher adjusted EBITDA than the first quarter of 2014. Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

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

We may encounter significant delays in manufacturing if we are required to change the suppliers for the quartz used in the production of our products.

Our principal raw materials are quartz, polyester and pigments. We acquire quartz from quartz manufacturers from Turkey, India, Israel and a number of European countries. We do not have long-term supply contracts with our suppliers of quartz and execute purchase orders from time to time. We cannot be certain that any of our current suppliers will continue to provide us with the quantities of quartz that we require or satisfy our anticipated specifications and quality requirements. We may also experience a shortage of quartz if, for example, demand for our products increases. Approximately 67% of our quartz was imported from suppliers in Turkey in 2014 and we expect a similar scope in 2015. There have recently been significant tensions between Turkey and the State of Israel that have raised questions as to whether commercial arrangements between companies in these countries would be adversely impacted. If tensions between Turkey and Israel continue or worsen, our Turkish suppliers may not provide us with quartz shipments. In addition, our products incorporate a number of types of quartz, including quartzite.

We acquired approximately 67% of our quartz from four suppliers in Turkey in 2014, with the major part acquired from Mikroman Madencilik San ve TIC.LTD.STI (“Mikroman”) and Polat Maden Sanayi ve Ticaret A.S (“Polat”). Our current supply arrangements with Mikroman is based on verbal agreements, while our arrangement with Polat is memorialized in an unsigned written draft letter agreement sent to Polat. We expect our agreements with Mikroman and Polat with respect to prices and quantities to remain unchanged through the end of 2015. However, if they fail to perform in accordance with these arrangements, we may not be successful in enforcing them. If we are unable to agree upon prices with such suppliers or effectively enforce the terms of these verbal or written agreements, our suppliers could cease supplying us with quartzite and quartz, which are used across all of our products. If our supply of quartzite from Turkey is adversely impacted or if, for any other reason, any of our Turkish quartzite suppliers does not perform in accordance with our agreements with them or ceases supplying us with quartzite, for any reason, we would need to locate and qualify alternate suppliers. This could result in substantial delays in manufacturing, increase our costs, negatively impact the quality of our products or require us to adjust our products and our manufacturing processes.  Any such delays in or disruptions to the manufacturing process could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet their order requests.

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

In the past, claims have arisen from our relationships with distributors, service providers and employees. We are currently involved in the following material disputes:

•
In November 2011, Kfar Giladi Quarries Agricultural Cooperative Society Ltd. (“Kfar Giladi”), and Microgil Agricultural Cooperative Society Ltd. (“Microgil”), an entity we believe is controlled by Kfar Giladi, initiated arbitration proceedings against us that commenced in April 2012. We refer to Kfar Giladi and Microgil as the claimants. The claimants filed a complaint with the arbitrator against us seeking damages of NIS 232.8 million ($59.9 million), and in August 2012, we filed a complaint with the arbitrator against the claimants seeking damages of NIS 76.6 million ($19.7 million). The arbitration, which is currently pending, arises out of a dispute related to the quartz processing agreement entered into by us in 2006 (the “Processing Agreement”) pursuant to which Kfar Giladi (which assigned its rights and obligations under the Processing Agreement to Microgil) committed to establish a production facility at its own expense within 21 months of the date of the agreement. Pursuant to the Processing Agreement, we committed to pay fixed prices for quartz processing services related to agreed-upon quantities of quartz over a period of ten years from the date set for the claimants to commence operating the production facility. We estimate that the total amount of such payments would have been approximately $55 million. It is our position that the production facility established by the claimants was not operational until approximately two years after the date required by the Processing Agreement, and as a result, we were unable to purchase minimum quantities set forth in the Processing Agreement. It is also our position that the Processing Agreement was terminated by us following its breach by the claimants. In addition, we contend that once production began, the claimants failed to consistently deliver the required quantity and quality of ground quartz as agreed by the parties following the termination of the Processing Agreement. Our positions are disputed by the claimants.

•
In December 2007, we terminated our agreement in principle with our former South African agent, World of Marble and Granite (“WOMAG”), on the basis that it had breached the agreement. In the same month, we filed a claim for NIS 1.0 million ($0.3 million) in the Israeli District Court in Haifa based on such breach. In January 2008, WOMAG filed suit in South Africa seeking EURO 15.7 million ($19.1 million). In September 2013, the South African Court determined that since a proceeding on the same facts was pending before another court (lis alibi pendens), the South African Court will stay the matter until the conclusion of the Israeli action. In December 2013, the magistrate’s court in Israel held that we were not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. We have filed an appeal to the district court which was dismissed and therefore the case is expected to be heard in the South African Court. It is our position that, as a detailed agreement was not entered into following the agreement in principle, the agreement in principle could be terminated upon reasonable notice, which we believe was provided. Although we intend to vigorously defend the case in the South African court, we believe that we recorded an adequate reserve for this claim.

An adverse ruling in these proceedings could have a material adverse effect on us. If we are unsuccessful in defending a claim or elect to settle a claim, we could incur material costs that could have a material adverse effect on our business, results of operations and financial condition. See “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for more information regarding the material legal proceeding to which we are a party.

A key element of our strategy is to expand our sales in certain markets, such as the United States and Canada, which will require a substantial effort to build awareness and develop the quartz surface market, and our failure to do so would have a material adverse effect on our future growth and prospects.

A key element of our strategy is to grow our business by expanding sales of our products in certain existing markets that we believe have high growth potential, but in which we have a limited presence, as well as in select new markets. In particular, we intend to focus our growth efforts on the United States and Canada. In 2014, according to Freedonia, engineered quartz surfaces represented only 8% of the total countertops by volume installed in the United States. We face several challenges in achieving consumer acceptance and adoption of our products in the United States, Canada or other markets, including driving consumers’ desire to use quartz surfaces for their kitchen countertops and other interior settings. If the market for quartz surfaces does not develop as we expect or develops more slowly than we expect, our future growth, business, prospects, financial condition and operating results will be harmed. Our success will depend, in large part, upon consumer acceptance and adoption of our products in these markets. Consumer tastes and preferences differ in the markets into which we are expanding as compared to those in which we already have substantial sales. We may also seek to expand into additional markets in the future.

In connection with our growth strategy, in May 2013, Caesarstone USA entered into an agreement with IKEA U.S. East LLC (“IKEA”), pursuant to which Caesarstone USA will serve as IKEA’s exclusive non-laminate countertop vendor in the United States. Pursuant to the agreement, Caesarstone USA, sources, fabricate and install the countertop products, primarily from our quartz surfaces, all of which are not marketed under our brand. Furthermore, we are responsible thereunder for fabricating and installing countertops for end customers. In October 2014, Caesarstone Canada entered into a similar agreement with IKEA Canada Limited Partnership (“IKEA Canada”), and since December 2014, Caesarstone Canada has been acting as IKEA Canada’s exclusive non-laminate countertop vendor in Canada. In line with that same strategy, we may enter into similar agreements with other third parties.

Entering into arrangements with such third parties for the supply of surface materials and fabrication and installation services may impact our supply of countertops, inventory levels, quality and service level standards and ability to manage the installation and fabrication of countertops to meet customers’ demands and at reasonable prices. In addition, our gross profit margins related to products sold pursuant to our agreement with IKEA are lower than our average margins due to a volume discount and primarily because we provide non-quartz product and fabrication and installation, which are not our core business. Our operating margins related to products sold pursuant to our agreement with IKEA are similar to our model given the minimal marketing and selling expenses related to such collaboration; however we cannot assure that this will be the case upon performance of the agreement with IKEA Canada.

The agreements with IKEA and IKEA Canada will terminate at the end of 2015 and the beginning of 2017, respectively, unless terminated earlier in accordance with their terms. There is no assurance that these agreements will be renewed.

Due to short-term challenges, that we are facing today and may face in the future, in meeting demand for our products prior to the expansion of our manufacturing facilities and possibly for an additional period thereafter, we expect to acquire a limited number of our basic slab models from third-party engineered stone manufacturers.

During the period until the expansion of our manufacturing facilities is complete, and possibly an additional period thereafter, we expect to acquire a limited number of our basic slab models from third-party engineered stone manufacturers which we will re-qualify, to meet demand for our products. We cannot assure that we will be able to acquire basic slab models from third parties in the amounts necessary to meet the demand for our products or at all. The delivery of our products may also be delayed as a result of obtaining basic slab models from third parties or the quality of such basic slab models may not meet our prior quality standards, which may negatively impact our brand and reputation or result in increased warranty claims from end-customers. In addition, obtaining basic slab models from third-party engineered stone manufacturers may adversely impact our margins in 2015 and 2016. If we experience demand for our products that exceeds our manufacturing capacity and we fail to acquire basic slab models from third parties, we may not have sufficient inventory to meet our customers’ demands, which would negatively impact our revenues and potentially cause us to lose market share.

We face risks of litigation and liability claims on environmental, product liability and other matters, and the extent of such exposure can be difficult or impossible to estimate, but could negatively impact our financial condition and results of operations.

Our manufacturing facilities and operations in Israel and our manufacturing facility in the State of Georgia, United States (our first U.S. facility), whose first and second production lines are expected to be operational by the second and fourth quarters of 2015, respectively, are subject to numerous Israeli and U.S. laws and regulations, respectively. For information on our facilities, see “ITEM 4.D: Information on Caesarstone—Property, Plants and Equipment.” Applicable U.S. laws and regulations include federal, state and local environmental laws and regulations, specifically of the State of the State of Georgia. Laws and regulations in both countries deal with pollution and the protection of the environment, standards for emissions, discharges into the environment or to water, the disposal of effluents, soil and water contamination, product specifications, the generation, treatment, import, purchase, use, storage and transport of hazardous materials, the storage, treatment and disposal and remediation of solid and hazardous waste, including sludge, and the protection of worker health and safety. Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws and regulations may lead to civil and criminal sanctions against us, our directors, officers or our employees, Caesarstone Technologies, Inc., our subsidiary which is to operate our first U.S. facility, and our subsidiary’s officers and employees. In some cases, liability under such laws and regulations may result in compelling installation of additional controls and substantial penalties, injunctive orders and facility shutdowns. If our operations are enjoined because of failure to comply with environmental regulations, the decrease in production could adversely affect our results of operations. Violations of environmental laws could also result in obligations to investigate or remediate contamination, third-party property damage or personal injury claims allegedly due to the migration of contaminants off-site.

In addition, the operation of our manufacturing facilities in Israel and in the United States is subject to applicable permits, standards, licenses and approvals, such as business permits, poisons permits in Israel, building permits, and sewer-water disposal approval in Richmond hill, the State of Georgia. Currently, we are also seeking to obtain, building permits with respect to improvements made to our manufacturing facilities in Israel. Our ability to obtain necessary permits and approvals for our manufacturing facilities in Israel and in the United States may be subject to additional costs and possible delays beyond our initial projections. All of these permits, licenses, approvals, limits and standards require a considerable amount of monitoring, record-keeping and reporting in order for us to demonstrate compliance with the underlying permit, license, approval, limit or standard. If we fail to comply with the styrene emission standard in our Bar-Lev manufacturing facility, our business license for this facility may not be renewed after June 30, 2015. Generally, non-compliance with permits, licenses and approvals, their absence or incomplete documentation of our compliance status with license, permits and approvals may result in the imposition of fines, penalties and injunctive relief. We may not have been, or may not be, at all times, in complete compliance with all applicable legal requirements and we may incur material costs or liabilities in connection with such violations, or in connection with remediation at sites we own, or third-party sites where it has been alleged that we have liability, in excess of the amounts we have accrued. We may also incur unexpected interruptions to our operations, administrative injunctions requiring operation stoppages, fines and other penalties or be unable to renew our permits to operate our manufacturing facilities and expand the buildings at our manufacturing facilities to accommodate capacity increases.

From time to time, we face environmental compliance issues related to our two manufacturing facilities in Israel.

•
At present, we have presented a plan to the Israeli Ministry of the Protection of the Environment (the “IMPE”) to address environmental regulatory issues related to the emission of styrene gas. While we have applied and continue to apply measures to correct the styrene ambient air standards, our constant controlling of styrene emission levels requires strict maintenance and compliance with work processes, and there is no assurance that we will succeed in complying with the required standards on a continuous basis. For further discussion of the IMPE’s allegations that we exceeded the ambient air standards at our manufacturing facilities in Israel and our subsequent response, see “ITEM 4.B: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters—Environmental Regulations—styrene gas emissions.”

•
We are currently implementing measures in order to comply with dust emission environmental and occupational health standards. There is no assurance that we will be successful in employing these measures, and an ultimate failure to comply could have a material adverse effect on our business and results of operations.

•
We are reviewing certain aspects of new standards adopted by the IMPE with respect to classification of sludge waste and its disposal, which impose on us higher disposal costs. We are in the process of discussing this matter with the IMPE, with the aim of obtaining its agreement that no change in our sludge-waste classification is required or that our sludge can be otherwise used for certain applications, in a manner that will reduce its disposal costs. However, there is no assurance that we will be successful in such discussions. For a discussion of the IMPE’s 2013 analysis of our sludge waste disposal, see “ITEM 4.B: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters—Environmental Regulations—sludge waste disposal.”

•
With respect to waste water treatment, we currently dispose of our waste water from our Bar-Lev manufacturing facility in a treatment plant pursuant to a permit obtained from the IMPE that was recently extended until December 31, 2015. We currently dispose of wastewater at our Sdot-Yam manufacturing facility pursuant to a permit obtained from the IMPE that is valid until December 31, 2016. Furthermore, in October 2014 we obtained an additional special permit, which allows us to dispose our wastewater deriving from both our manufacturing facilities into an alternative disposal facility, which may be used according to our needs. If any of these permits is not renewed, we will have to find an alternative solution to waste water disposal at some or all of our facilities in Israel, and the accompanying increase in costs may have adverse effect on our business, financial condition or results of operations.

From time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including environmental, contract, employment, product liability and warranty claims and claims related to modification and adjustment or replacement of product surfaces sold. We use various substances in our products and manufacturing operations, which have been or may be deemed to be hazardous or dangerous. Other than as described above, we cannot predict whether we may become liable under environmental and product liability statutes, rules, regulations and case law of the countries in which we operate. The amount of any such liability in the future could be significant and may adversely impact our financial condition and results of operations.

New environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments in Israel and in the United States could require us to make additional unforeseen expenditures. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. These expenditures or costs for environmental compliance could have a material adverse effect on our business’s results of operations, financial condition and profitability. The range of reasonably possible losses from our exposure to environmental liabilities in excess of amounts accrued to date cannot be reasonably estimated at this time.

A significant portion of our revenues is derived from the distribution of our products by third-party distributors, and our distributors’ actions may have an adverse effect on our business and results of operations.

Sales to third-party distributors accounted for 11.8% of our revenues in 2014. In indirect markets where we rely on third-party distributors, we depend on the success of their selling and marketing efforts. We have less control in markets where we sell through distributors than in markets where we distribute directly. The actions of our distributors could also harm our brand and company reputation in the marketplace. Any disruption in our distribution network could have a negative effect on our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations.

Our initial engagements with some of our distributors are pursuant to agreement or terms of sale, as applicable, granting such distributor one year of exclusivity in that market in consideration for meeting minimum sales targets. After the initial one-year period, we may enter into a distribution agreement for a longer period of several years. However, in the majority of cases we continue to operate on the basis of the initial agreement or terms of sale, with or without its extension in writing, or without an operative agreement. We supply our products to distributors upon the receipt of a purchase order. Some of our distributors operate on nonexclusive terms of sale agreements or without any written agreements. The lack of a written agreement with many of our distributors may lead to ambiguities, costs and challenges in enforcing our rights. Our distribution agreements generally include annual sales targets, and if any distributor fails to meet its sales targets, we may attempt to terminate our distribution agreement with that distributor. Unless otherwise indicated in a specific agreement, if we terminate a distribution engagement without cause, we may be required to provide reasonable prior notice, although the exact period may not be specified. We have experienced difficulties, including litigation, in connection with the termination of certain of our distributors due to disputes regarding their terms of engagement. See “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.” We may be unable to distribute our products through another distributor within the territory during the notice period, which may have an adverse effect on our business and results of operations, our relationships with our customers and end-consumers and our brand reputation. This may also result in our loss of market share to competitors. Upon termination, we may experience difficulties in identifying and retaining new distributors. Distributors may generally terminate a distribution agreement with us upon reasonable notice (although our written agreements with distributors, where applicable, provide for termination without cause only after the initial period). As a result, distributors may distribute a competitor’s quartz surfaces or other surface materials, which may cause us to lose market share. We may be unable to develop an alternative distribution network in a region. The termination of distribution arrangements may result in litigation. We may have to incur significant legal fees and management may have to devote significant effort, time and resources to defending litigation-related issues, which may detract from their ability to run our business.

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

Our products are sold in over 50 countries throughout the world and we are therefore subject to risks associated with having international operations. In 2014, 90.8% of our revenues were derived from sales outside Israel. We anticipate that sales from operations outside of Israel will continue to represent a significant portion of our total sales. Our sales and operations outside of Israel are subject to risks and uncertainties, including:

•	fluctuations in exchange rates;

•	fluctuations in land and sea transportation costs, as well as delays in transportation and other time-to-market delays, including as a result of strikes;

•	unpredictability of foreign currency exchange controls;

•	compliance with unexpected changes in regulatory requirements;

•	compliance with a variety of regulations and laws in each of the jurisdictions we operate or where our products are sold;

• •	difficulties in collecting accounts receivable and longer collection periods; changes in tax laws and interpretation of those laws; and

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions.

In addition, certain jurisdictions could impose taxes, tariffs, quotas, custom duties, trade barriers and other similar restrictions on our sales and exports. Moreover, our business operations could be interrupted and negatively affected by economic changes, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, strikes and other economic or political uncertainties. For example, a labor slowdown from June 2014 through February 2015 at a seaport in California affected our ability to timely supply our products in part of the U.S. market and may have a further negative effect on our operations should it persist. All of these risks could also result in increased costs or decreased revenues, either of which could adversely affect our profitability. Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the jurisdictions in which we operate or where our products are sold. We may depend on distributors and agents outside of Israel for compliance and adherence to local laws and regulations. As we continue to expand our business globally, we may have difficulty anticipating and effectively managing these and other risks that our global operations may face, which may adversely affect our business outside of Israel and our financial condition and results of operations.

If we fail to effectively upgrade our information technology systems globally, our business and operations could be disrupted.

We believe that an appropriate information technology infrastructure is important in order to support our daily operations and the growth of our business. Our enterprise resources planning (“ERP”) software provides us with accessible quality data, allowing us to accurately enter, price and configure valid products in a made-to-order, demand-driven manufacturing environment. Carefully maintained infrastructure is critical, given that our products can be built in a number of combinations of sizes, colors, textures and finishes, and our production control software enables us to carefully monitor the quality of our slabs.  Given our recent global expansion, in 2014 we completed implementation of a new global ERP system based on an Oracle platform.  Our management information systems will require modification and refinement as we grow and as our business needs change, which could prolong difficulties we experience with system transitions, and we may not always employ the most effective systems for our purposes. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business, and we may fail to meet our reporting obligations. Moreover, although we are developing back-up storage for our stored data, there can be no assurance that our back-up storage arrangements are effective. Furthermore, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats.

We may have exposure to greater-than-anticipated tax liabilities.

We have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. The amount of income tax that we pay could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates. From 2015 onward, our U.S. manufacturing operations will also carry inter-company transactions at transfer prices and arrangements set by us. We cannot be certain that tax authorities will not disfavor our inter-company arrangements and transfer prices in the relevant jurisdictions. Taxing authorities outside of Israel could challenge our allocation of income between us and our subsidiaries and contend that a larger portion of our income is subject to tax in their jurisdictions, which may have higher tax rates than the rates applicable to such income in Israel. Any adjustment in one country while not followed by counter-adjustment in the other country may lead naturally to double taxation for the group. Any change to the allocation of our income as a result of review by such taxing authorities could have a negative effect on our operating results and financial condition.

Our facilities in Israel receive different tax benefits as “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959  (the “Investment Law”), with our production lines qualifying to receive different grants and/or reduced company tax rates. Therefore, some of our production lines also receive tax benefits based on our revenues and the allocation of those revenues between the two facilities in Israel. As a result, the Israeli taxing authorities could challenge our allocation of income between these two facilities and contend that a larger portion of our income is subject to higher tax rates. In Israel, there are no tax benefits to production outside of the country. As such, our portion of taxable income in Israel that relates to the U.S. manufacturing facility will have no tax benefits. The ITA could challenge the allocation of income related to production in Israel and income related to production outside of Israel, which may result in significantly higher taxes. There are currently no legal regulations governing this allocation and certain of the ITA's internal guidelines have ambiguities. Moreover, we may lose all of our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA). We do not foresee such circumstances as probable in the coming years.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” (previously reported as FIN 48 “Accounting for Uncertainty in Income Taxes”) in determining our accrued liability for unrecognized tax benefits, which totaled approximately $0.4 million as of December 31, 2014. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our business may be affected by changes in consumer preferences or the development of alternative surface products.

The majority of our end-consumers are those installing or replacing kitchen countertops, and to a lesser extent, bathroom countertops and surfaces and other applications. Factors that strongly affect consumer purchasing decisions include popular home interior design trends, product quality, price, slab width, product line breadth, design leadership, time to market, customer service and distribution coverage. If we are unable to anticipate or react quickly to changes in consumer preferences in these areas, we may lose market share and our results of operations may suffer. In the future, consumers may not place as much value on branded quartz surfaces or prefer other brands, which could reduce our market share or require us to lower our prices. End-consumers’ preferences may change in response to poor installations of our products by third parties, including fabricators and installers, which we do not control. Widespread or publicized inferior installations of our products could have a material adverse impact on our brand. End-consumers’ demand for our products could change if a serial manufacturing defect is identified in our products, which could harm our reputation in the marketplace. The development of a new surface material that decreases consumers’ demand for quartz products due to its design, superior quality, price, technical parameters, level of service, availability, branding, trend or other factors may also result in a loss of market share and our results of operations may suffer. For example, technical ceramic surfaces have been offered in different markets as countertops recently and may in the future be a strong competitor of quartz surface products; however, it is not yet known if they will pose such a threat. If we are unsuccessful in competing against new surface materials, we could lose future sales and market share, which would have an adverse impact on our business, revenues, profitability and cash flows.

The steps that we have taken to protect our brand and other intellectual property may not be adequate, and we may not succeed in preventing others from appropriating our intellectual property.

We have obtained trademark registrations that we consider material to the marketing of our products, all of which are marketed under the trade name Caesarstone, including CAESARSTONE®, CONCETTO®, and our Caesarstone logo. We have also obtained trademark registrations for additional marks related to our product collections, including SUPREMO® and MOTIVO®. In many of our markets, we also use trademarks (registered and unregistered) for the various colors of our products. We believe that our trademarks are important to our brand, success and competitive position. In the past, some of our trademark applications for certain classes of applications of our products have been rejected or opposed in certain markets and may be rejected for certain application classes in the future, in all or parts of our markets, including without limitation, for flooring and wall cladding. This may result in our inability to use our brand for certain applications of products, which could harm our competitive position and adversely impact our results of operations. We anticipate that, as the quartz surface market becomes increasingly competitive, maintaining and enhancing our brand may become more difficult and expensive. If we are unsuccessful in challenging a party’s products on the basis of trademark infringement, continued sales of these products could adversely affect our sales and our brand and result in the shift of consumer preference away from our products. We are currently subject to opposition proceedings with respect to applications for registration of our trademarks, including Caesarstone™, in certain jurisdictions with respect to certain trademark classifications. We have also in the past been, and may in the future be, subject to opposition proceedings with respect to applications for registration of our intellectual property, including but not limited to our trademarks. Barriers to registering our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

We have started to seek patent protection for some of our technologies. We have obtained a patent for certain of our technologies and have several pending patent applications that were filed in various jurisdictions, including the United States, Europe, Australia, Canada, China and Israel, which relate to our manufacturing technology and certain products. There can be no assurance that pending applications will be approved in a timely manner or at all, or that such patents will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we have chosen and may further choose not to pursue patents for innovations that are material to our business.

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

In addition, according to an amendment to our articles of association, effective as of February 21, 2014, the approval of equity compensation to our executive officers requires, in addition to the approvals required under the Israeli Companies Law, 5759-1999 (the “Companies Law”), a vote of 75% of our directors in office. Accordingly, if we fail to receive the requisite approval, we may not be able to grant options or other equity compensation to our senior management, including our Chief Executive Officer. Therefore, we cannot assure you that we will be able to retain all of our existing senior management personnel and key personnel or to attract additional qualified personnel when needed.

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

Any difficulties with or interruptions of our manufacturing operations could delay our output of products and harm our relationships with our customers. Currently, we manufacture all of our products at our two facilities in Israel. Due to the specialized nature of our manufacturing equipment and the quartz surface industry, we have to date had so far limited ability to outsource any part of our manufacturing to third parties. Our manufacturing production lines are comprised mainly of machinery from Breton, currently a  leading global supplier for many companies which sell engineered stone manufacturing equipment. We depend on Breton for certain spare parts for our production line equipment and new production lines, which we may decide to acquire in order to increase our manufacturing capacity to meet the growing demand for our product, and anticipate we will continue to do so in the future. Delays in obtaining machinery or specialty machine components and spare parts from Breton could delay our output of products and any future production line expansion plans.

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

As of February 28, 2015, Kibbutz Sdot-Yam beneficially owned approximately 32.6% of our issued and outstanding ordinary shares. Our two manufacturing facilities (as well as our headquarters and our research and development facilities) are located on lands leased by Kibbutz Sdot-Yam pursuant to two lease agreements between Kibbutz Sdot-Yam and the Israel Lands Administration (“ILA”), and an additional lease agreement between Kibbutz Sdot-Yam and the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd. (“Caesarea Development Corporation”). Pursuant to these underlying lease agreements with the ILA and with the Caesarea Development Corporation, each of the ILA and the Caesarea Development Corporation may terminate their respective lease in certain circumstances, including if Kibbutz Sdot-Yam commences proceedings to disband or liquidate, or in the event that Kibbutz Sdot-Yam ceases to be organized as a “kibbutz” as defined in the lease (i.e., a registered cooperative society classified as a kibbutz). If either of the leases is terminated, we may be unable to use the land where our headquarters and one of our two manufacturing facilities are located, which would adversely affect our business.

The first lease agreement between Kibbutz Sdot-Yam and the ILA expired in 2011 and has been extended pursuant to an option in the lease agreement for an additional 49 years through 2060. The second agreement between Kibbutz Sdot-Yam and the ILA was extended on several occasions for three- to five-year periods and most recently expired in late 2009 and Kibbutz Sdot-Yam is currently negotiating a long-term lease agreement with the ILA to replace this agreement. This agreement permits Kibbutz Sdot-Yam to use the property only for agriculture, residential and other internal community purposes, and previous agreements between Kibbutz Sdot-Yam and the ILA with respect to this property contained similar restrictions. In addition, this agreement required Kibbutz Sdot-Yam to receive the ILA’s approval before entering into the land use agreement with us permitting us to use the land and facilities, and no such approval was obtained. Our current use of the property and the rights granted to us by Kibbutz Sdot-Yam to use the land pursuant to the land use agreement may give the ILA the right to terminate the rights of Kibbutz Sdot-Yam to the property.

The lease agreements between Kibbutz Sdot-Yam and the Caesarea Development Corporation permit Kibbutz Sdot-Yam to use the property for the community needs of Kibbutz Sdot-Yam. In April 2014 Kibbutz Sdot-Yam and the Caesarea Development Corporation entered into a new agreement pursuant to which Kibbutz Sdot-Yam leases the relevant premises (including such premises which are leased by the Kibbutz to us) from the Caesarea Development Corporation until year 2037. This agreement is subject to a public recording procedure. If the rights of Kibbutz Sdot-Yam to use the property terminate, we may be unable to maintain our operations on these lands, which would have a material adverse effect on our results of operations. In addition, Caesarea Development Corporation charges Kibbutz Sdot-Yam based on the use of the relevant portion of the property for industrial purposes, and thus, has provided recognition to Kibbutz Sdot-Yam’s use of such portion of the property for industrial purposes.

Pursuant to certain agreements between us and Kibbutz Sdot-Yam, we depend on Kibbutz Sdot-Yam with respect to leasing the buildings and areas of our manufacturing facilities in Israel, acquiring new land as well as building additional facilities should we need them.

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

Pursuant to the land use agreements between us and Kibbutz Sdot-Yam, with respect to both our Sdot-Yam and Bar-Lev manufacturing facilities, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use under such land use agreements, then, subject to obtaining the permits required by law, Kibbutz Sdot-Yam will build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the additional monthly payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof. As a result, we depend on Kibbutz Sdot-Yam to build such facilities in a timely manner. While Kibbutz Sdot-Yam is responsible under the agreement for obtaining various licenses, permits, approvals and authorizations necessary for use of the property, we have waived any monetary recourse against Kibbutz Sdot-Yam for failure to receive such licenses, permits, approvals and authorizations.

Pursuant to an additional agreement with Kibbutz Sdot-Yam that became effective in March 2012 and remains effective through October 2017 (“Agreement For Arranging For Additional Accord”), if we wish to acquire or lease any additional lands, whether on the grounds of our Bar-Lev manufacturing facility, or elsewhere in Israel, for the purpose of establishing new manufacturing facilities or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities on such land at its own expense in accordance with our needs; (ii) we will perform any necessary building adjustments at our expense; and (iii) Kibbutz Sdot-Yam will lease the land and the facility to us under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price. As a result, we depend on Kibbutz Sdot-Yam to act in connection with the expansion of our facilities. We may also incur greater costs associated with the purchase of additional land or the construction of additional facilities than we could obtain from a third-party due to our arrangement with Kibbutz Sdot-Yam. For more information with respect to these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions”.

Pursuant to the Agreement For Arranging For Additional Accord, we have entered into an agreement with Kibbutz Sdot-Yam dated August 6, 2013 (“Agreement For Additional Land”), pursuant to which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near our Bar-Lev manufacturing facility (“Additional Bar-Lev Land”), which we required in connection with the construction of the fifth production line at our Bar-Lev manufacturing facility and leased it to us at market value, in accordance with the terms of the Agreement For Arranging For Additional Accord. Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) acquire all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse, and (iii) perform such preparation work and construction, in conjunction with the administrative body of Bar-Lev industry park and other contractors according to our plans. The warehouse in Bar-Lev will be situated both on the current and new land. The financing of the building of the warehouse will be made through a loan that will be granted by us to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse, and such loan, including principal and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot-Yam by us for our use of the warehouse. The principal amount of the loan will bear interest at a rate of 5.3% a year. We have encountered delays in the performance of this agreement, and as a result, we are incurring costs for storage at third parties’ facilities.

Regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Our headquarters, research and development facilities and our two manufacturing facilities in Israel are located on lands leased by Kibbutz Sdot-Yam, which beneficially owns 32.6% of our shares. We have entered into certain agreements with Kibbutz Sdot-Yam pursuant to which Kibbutz Sdot-Yam provides us with, among other things, a portion of our labor force, electricity, maintenance, security and other services. We believe that such services are rendered to us in the normal course of business and they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are in the ordinary course of our business and are no less favorable to us than if they had been negotiated with unaffiliated third parties. As a result, the tax treatment for these transactions may be called into question. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Under Israeli law, our board, audit committee and shareholders may be required to reapprove certain of our agreements with Kibbutz Sdot-Yam every three years, and their failure to do so may expose us to liability and cause significant disruption to our business.

The Companies Lawrequires that the authorized corporate organs of a public company approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years, unless a company’s audit committee, constituted in accordance with the Companies Law, determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances. Our implementation of this requirement with respect to the agreements entered into between us and Kibbutz Sdot-Yam may be challenged by regulators and other third parties.  See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam.”

Our audit committee has determined that the terms of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, except for the manpower agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011, as it relates to office holders, and the services agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011 (as amended). See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.” Accordingly, our manpower agreement, as it relates to office holders, and our services agreement, both with Kibbutz Sdot-Yam, will have to be reapproved in 2015 subject to the Companies Law requirements. We are currently negotiating with Kibbutz Sdot-Yam the renewal of these agreements, which are subject to approval as required by the Companies Law. If the approval of our shareholders is required, it must fulfill one of the following requirements:

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

If our audit committee, board and shareholders do not re-approve the manpower agreement and the services agreement, or if it is determined that re-approval of our other agreements with Kibbutz Sdot-Yam is required every three years and the re-approval is not obtained, we will be required to terminate the agreements, which may be considered a breach under the terms of the agreements, and could expose us to damage claims and legal fees, and cause significant disruption to our business. In addition, we would be required to find suitable replacements for the services provided to us by Kibbutz Sdot-Yam under the manpower agreement and the service agreement, which may take time, and we can provide no assurance that we can obtain the same or better terms with a third party than those we have agreed to with Kibbutz Sdot-Yam.

Risks related to our ordinary shares

We cannot provide any assurance regarding the amount or timing of dividend payments.

Prior to our IPO, our controlling shareholders, at that time, received periodic dividends. In connection with our IPO, we determined not to pay any dividends until at least March 21, 2013, one year following such offering.  We distributed a dividend in the amount of $20.1 million in December 2013 and in the amount of $20.0 million in December 2014. We currently expect that payments of dividends will be made from time to time based on the recommendation of our board of directors, after taking into account legal limitations, growth plans and contractual limitations under our credit agreements, and other factors that our board of directors may deem relevant. At this time, we do not have a declared dividend policy, although we may adopt one in the future, and we cannot provide assurances regarding the amount or timing of any dividend payments and may decide not to pay dividends in the future.

The price of our ordinary shares may be volatile.

Our ordinary shares were first offered publicly in our IPO in March 2012, at a price of $11.00 per share. In April 2013 and June 2014, pursuant to follow-on offerings, our shareholders registered and sold additional amounts of our ordinary shares at a price of $23.25 and $45.5 per share, respectively. Since the pricing of our June 2014 offering, our ordinary shares have traded as high as $65.70 per share and as low as $44.10 per share through February 28, 2015.

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

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if one or more of those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The substantial share ownership position of Kibbutz Sdot-Yam will limit your ability to influence corporate matters.

As of February 28, 2015, Kibbutz Sdot-Yam beneficially owned 32.6% of our ordinary shares. As a result of this concentration of share ownership, Kibbutz Sdot-Yam acting on its own will continue to have significant voting power on all matters submitted to our shareholders for approval, including:

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

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of Nasdaq. As permitted under the Israeli Companies Law, our articles of association provide that the quorum for any ordinary meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital required under Nasdaq requirements. At an adjourned meeting, any number of shareholders constitutes a quorum. We also approve the adoption of, and material changes to, equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions.

In the future, we may also choose to follow Israeli corporate governance practices instead of Nasdaq requirements with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may choose to follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market, may provide less protection than is accorded to investors of domestic issuers. See “ITEM 16G: Corporate Governance”.

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, we are permitted to disclose limited compensation information for our executive officers on an individual basis and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act.   Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information.  These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50 percent of our assets were located in the United States or (iii) our business were administered principally outside the United States. Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Our United States shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for United States federal income tax purposes. There can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “ITEM 10.E: Additional Information—Taxation—United States Federal Income Taxation—passive foreign investment company considerations”.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

As of February 28, 2015, we had 35,133,568 ordinary shares outstanding, including approximately 11,440,000 ordinary shares, or 32.6% of our ordinary shares, beneficially owned by Kibbutz Sdot-Yam, which can be resold into the public markets in accordance with the requirements of Rule 144, including volume limitations. Sales by us or by Kibbutz Sdot-Yam of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

Kibbutz Sdot-Yam may require us to effect a registered offering of up to an additional 11,440,000 shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement or statements will be freely transferable. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration rights agreement.”

In addition to these registration rights, as of February 28, 2015, 1,206,580 ordinary shares were reserved for issuance under our 2011 Incentive Compensation Plan of which options to purchase 399,825 ordinary shares were outstanding with a weighted average exercise price of $10.09 per share. On March 23, 2012, we filed a registration statement on Form S-8 registering up to 2,375,000 ordinary shares that we may issue under our stock incentive plans, out of which we have granted options for 1,545,200 ordinary shares. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

Risks relating to our incorporation and location in Israel

If we fail to comply with Israeli law restrictions concerning employment of Jewish employees on Saturdays, we and our office holders may be exposed to administrative and criminal liabilities and our operational and financial results may be adversely impacted.

We are subject to the Israeli Hours of Work and Rest Law, 1951 (the “Rest Law”), which prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the Israeli Ministry of Economy. Our employees, including Jewish and other employees, work in three separate eight-hour shifts a day seven days a week. We currently do not have a permit for the employment of Jewish employees on Saturdays and Jewish holidays. Such employment of Jewish employees on Saturdays without a permit constitutes an infringement of the Rest Law. Although there is no assurance that we will be able to obtain a permit to employ Jewish employees on Saturdays, we recently submitted an application with the Israeli Ministry of Economy for such permit. In September 2014, the Israeli Ministry of Economy conducted an inspection at our Bar-Lev plant and identified several of our Jewish employees working on Saturday. Following such inspection, we were summoned by the Israeli Ministry of Economy to clarify the circumstances. The Israeli Ministry of Economy has not yet indicated which measures, if any, would be taken with respect to that matter. If we are deemed to be in violation of the Rest Law, we and our officers may be exposed to administrative and criminal liabilities, including fines, and our operational and financial results could be materially adversely impacted.

Concurrently, we are in the process of implementing certain operational steps and changes in our headcount so that we can comply with the Rest Law over time. If we are unable to obtain a permit to employ Jewish employees on Saturdays and Jewish holidays and if we are unsuccessful in employing only non-Jewish employees on Saturdays, we may be compelled to cease or halt operations of our manufacturing facilities in Israel during Saturdays and Jewish holidays, and as a result, we may have less production capacity which could have a material adverse effect on our revenues and profitability.

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices and two of our manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and is continuing today with varying levels of severity. In mid-2006, Israel was engaged in an armed conflict with Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon and disrupting most day-to-day civilian activity in northern Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. An armed conflict between Israel and Hamas in the Gaza Strip occurred again in November 2012 and July and August 2014. These conflicts involved missile strikes against civilian targets in various parts of Israel including most recently, central Israel, and negatively affected business conditions in Israel as well as home starts and the building industry in Israel. Recent popular uprisings in various countries in the Middle East and North Africa have affected the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries, such as Turkey, from which we import a significant amount of our raw materials. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our business, financial condition and results of operations.

Our facilities in the Bar-Lev Industrial Park are located in northern Israel and are in range of rockets that were fired during 2006 from Lebanon into Israel. In the armed conflict between Israel and Hamas in Gaza Strip in July and August 2014, rockets from Gaza Strip reached the area of our Sdot-Yam plant. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to deliver products to customers could be materially adversely affected. In addition, our commercial insurance in Israel does not cover losses that may occur as a result of acts of war; however, losses as a result of terrorist attacks are covered by our insurance for damages of up to $20 million to our facilities, as are losses due to a disruption to the ongoing operations, if such damages are not covered by the Israeli government. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained and will be adequate in the event we submit a claim. Even if maintained and adequate, we cannot assure you that it will reduce or prevent any losses that may occur as a result of such actions or will be exercised in a timely manner to meet our contractual obligations with customers and vendors.

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

As of December 31, 2014, we had 1,108 employees worldwide of whom 635 were based in Israel. Our employees in Israel, generally males, including executive officers, may be called upon to perform up to 54 days in each three-year period until they reach the age of 40. In the case of officers and certain reservists with specific military professions, the duty may extend up to 84 days in each three-year period and continue until they reach the age of 45 (and in some cases, up to 49). In emergency circumstances, these employees and executives could be called to immediate and prolonged active duty. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the conflicts with Hamas that occurred in December 2008, November 2012 and summer 2014, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contract manufacturers related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

Our operations may be affected by negative economic conditions or labor unrest in Israel.

General strikes or work stoppages, including at Israeli sea ports, have occurred periodically or have been threatened in the past by Israeli trade unions due to labor disputes. These general strikes or work stoppages may have an adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner. These general strikes or work stoppages, in Israel or in other countries where we, our subsidiaries, suppliers and distributors operate, may prevent us from shipping raw materials and equipment required for our production and shipping our products by sea or otherwise to our customers, which could have a material adverse effect on our results of operations.

Since none of our employees work under any collective bargaining agreements, extension orders issued by the Israeli Ministry of Economy apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and work week, recuperation pay, travel expenses, and pension rights. Any labor disputes over such matters could result in a work stoppage or strikes by employees that could delay or interrupt our output of products. Any strike, work stoppages or interruption in manufacturing could result in a failure to meet contractual obligations or in delays, including in our ability to manufacture and deliver products to our customers in a timely manner, and could have a material adverse effect on our relationships with our distributors and on our financial results.

Recently, some of our employees in Israel have acted to form a workers’ union to be represented by the Histadrut, the Israeli workers’ union association. Following objections from other employees to the formation of a workers’ union, the Histadrut filed a claim in an Israeli court, in which the Histadrut argued that such objections were directed by our management in an attempt to deprive our employees of their right to unionize. The Histadrut applied for the grant of a declaratory order to prevent us from resisting our employees’ efforts to unionize and such temporary order was granted by the court with our consent. In addition, the Histadrut applied to impose on us damages in the amount of approximately NIS 2 million ($0.5 million) for seeking to disrupt our employees’ initiations to unionize.

It is our position that the Histadrut’s claim is unsubstantiated and that we have never tried to impair our employees’ right to unionize, and we intend to vigorously defend ourselves against the Histadrut’s claims.  If a union of our employees is formed, we may enter into a collective agreement with our employees, which may increase our costs and limit our managerial freedom, and if we are unable to reach a collective agreement, we may become subject to strikes and work stoppages, all of which may adversely affect our business.

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

In order to remain eligible for the tax benefits of an “Approved Enterprise”, a “Beneficiary Enterprise” and/or a “Preferred Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in certificates of approval issued by the Investment Center (in respect of Approved Enterprise programs), which may include, among other things, selling more than 25% of our products to markets of over 14 million residents in a specific tax year, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, filing certain reports with the Investment Center, complying with provisions regarding intellectual property and the criteria set forth in the specific certificate of approval issued by the Investment Center or the ITA. If we do not meet these requirements, the tax benefits could be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future, these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 25% in 2012 and 2013 and rose to 26.5% in 2014 and thereafter.

Effective January 1, 2011, the Investment Law was amended (“Amendment No. 68”). Under Amendment No. 68, the criteria for receiving tax benefits were revised. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible to be included in future Israeli tax benefit programs. We may lose all of our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA). We do not foresee such circumstances as probable in the coming years.

Finally, in the event of a distribution of a dividend from the tax-exempt income described above, we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed in accordance with the effective corporate tax rate that would have been applied had we not relied on the exemption—tax rate of no more than 25%. In addition to the reduced tax rate, a distribution of income attributed to an “Approved Enterprise” and a “Beneficiary Enterprise” will be subject to 15% withholding tax. As for a “Preferred Enterprise,” dividend is subject to 20% withholding tax from 2014 (or a reduced rate under an applicable double tax treaty). However, because we announced our election to apply the provisions of Amendment No. 68 prior to July 30, 2015, we will be entitled to distribute exempt income generated by any Approved/Beneficiary Enterprise to our Israeli corporate shareholders tax free (See “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 1959”).

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

The amendment to the Investment Law stipulated that investments in subsidiaries, including in the form of acquisitions of subsidiaries from an unrelated party, may also be considered as a deemed dividend distribution event, increasing the risk of triggering a deemed dividend distribution event and potential tax exposure. The ITA’s interpretation is that this provision applies retroactively to investments and acquisitions made prior to the amendment.

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices— Board Practices—Fiduciary duties and approval of specified related party transactions under Israeli law—Duties of shareholders.” The Israeli corporate law underwent extensive revisions in past years. The parameters and implications of the provisions that govern shareholder behavior have not been clearly determined by the Israeli courts. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

Provisions of Israeli law may delay, prevent or make undesirable a merger transaction, or an acquisition of all or a significant portion of our shares.

Israeli corporate law regulates mergers by mandating certain procedures and voting requirements, and requires that a tender offer be affected when more than a specified percentage of shares in a company are purchased. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association—Acquisitions under Israeli law.”

Under Israeli law, our two external directors have terms of office of three years. These directors have been elected by our shareholders to serve for an additional three-year term to commence March 21, 2015.

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Under Israeli law, we could be considered a “monopoly” and therefore could be subject to certain restrictions that may limit our ability to freely conduct our business to which our competitors may not be subject.

Sales in Israel accounted for 9.2% of our revenues in 2014. Our products account for a significant portion of kitchen countertop sales in Israel, but a relatively minor share of sales of all countertops and surface covers sold in Israel. Under the Israeli Restrictive Trade Practices Law, 1988, (the “Israeli Anti-Trust Law”), a company that supplies more than 50% of any product or service in Israel or in a specific area in Israel is deemed to be a monopoly. The determination of monopoly status depends on an analysis of the relevant product or service market.

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

We have a significant market position in certain other jurisdictions outside of Israel and cannot assure you that we are not, or will not become, subject to the laws relating to the use of dominant product positions in particular countries, which laws could limit our business practices and our ability to consummate acquisitions.

ITEM 4: Information on Caesarstone

A.	History and Development of Caesarstone

Our History

Caesarstone Sdot-Yam Ltd. Was founded in 1987 and incorporated in 1989 in the State of Israel. We are a leading manufacturer of high quality engineered quartz surfaces sold under our premium Caesarstone brand. Caesarstone is a pioneer in the engineered quartz surfaces industry. Our products consist of engineered quartz slabs that are currently sold in over 50 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. Our products accounted for approximately 12% of global engineered quartz by volume in 2014. In 2008 and 2010, we acquired the business of our former Australian and Canadian distributors, respectively, and established such businesses within our own subsidiaries in such countries. In 2011, we acquired our former U.S. distributor and now generate a substantial portion of our revenues in the United States from direct distribution of our products. Our products are primarily used as kitchen countertops. Other applications include vanity tops, wall panels, back splashes, floor tiles, stair and other interior surfaces that are used in a variety of residential and non-residential applications. Our products’ hardness, as well as their non-porous characteristics, offers superior scratch, stain and heat resistance, making them extremely durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our innovative design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2012, 2013, and 2014 amounted to $13.5 million, $27.4 million, and $86.4 million respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines, as well as the acquisition of the business of our former Australian distributor and Caesarstone USA and in 2014 the construction of a new manufacturing facility with capacity for two production lines in Richmond Hill, the State of Georgia, United States. In order to support our overall business expansion, we will continue to invest in manufacturing equipment and components for our production lines. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise. We anticipate that our major capital expenditures in 2015 will be related to the completion of our new U.S. manufacturing facility and is estimated to be approximately $40 million. Our investments related to this production capacity increase in the United States from start to completion are currently estimated to be approximately $ 115.0 million.  We currently anticipate our capital expenditures in 2015 and 2016 will be financed from cash generated from operations and our current cash position.

B.	Business Overview

The global countertop industry generated approximately $81 billion in sales to end consumers in 2014, based on average installed price, which includes installation and other related costs. Sales to end-consumers include sales to end-consumers of countertops as opposed to sales at the wholesale level from manufacturers to fabricators and distributors.

2014 Global Countertop Demand	2014 Global Countertop Demand by Material

We are a leading manufacturer of high-quality engineered quartz surfaces sold under our premium Caesarstone brand. Although the use of quartz is relatively new, it is the fastest growing material in the countertop industry and continues to take market share from other materials, such as granite, manufactured solid surfaces and laminate. Between 1999 and 2014, global engineered quartz sales to end-consumers grew at a compound annual growth rate of 15.7% compared to a 4.4% compound annual growth rate in total global countertop sales to end-consumers during the same period. In recent years, quartz penetration rate increased in our key markets, as detailed in the following chart:

Quartz penetration in our key markets

	For the year ended December 31,
Region	2014	2012	2010
United States	8%	6%	5%
Australia	39%	35%	32%
Canada	18%	12%	9%
Israel	86%	85%	82%

Our products consist of engineered quartz slabs that are currently sold in over 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. In 2011, we acquired our former U.S. distributor and now generate the substantial majority of our revenues in the United States from direct distribution of our products. Our products are primarily used as kitchen countertops in the renovation and remodeling and residential construction end markets. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications. Our products’ hardness, as well as their non-porous characteristics, offers superior scratch, stains and heat resistance, making them durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures. In 2014, our products accounted for approximately 12% of global engineered quartz by volume and we have captured approximately 19%, 55%, 36% and 84% of the countertop market share in the United States, Australia, Canada and Israel, by volume, respectively.

From 2005 to 2007, our revenue grew at a compound annual growth rate of 37.9%, and during the more challenging global economic environment from 2007 to 2009, at a compound annual growth rate of 11.5%. From 2009 to 2014, our revenue grew at a compound annual growth rate of 22.4%. In 2014, we generated revenue of $447.4 million, net income attributable to controlling interest of $78.4 million, adjusted EBITDA of $116.6 and adjusted net income attributable to controlling interest of $82.5 million. See “ITEM 3.A: Key Information—Selected Financial Data” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

Our Products

Our products to date are generally marketed under the Caesarstone brand. The substantial majority of our products are installed as countertops in residential kitchens. Other applications of our products include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces. Our engineered quartz slabs generally measure 120 inches long by 56 1/2 inches wide with a thickness of 1/2 of an inch, 3/4 of an inch or 1 1/4 inches. With our fifth line in the Bar-Lev plant and the sixth and seventh lines which we intend to start operating in 2015 at our U.S. manufacturing facility, we have the ability to manufacture engineered quartz slabs measuring 130 inches long by 65 inches wide. Engineered quartz surfaces are typically comprised of approximately 90% natural crushed quartz and approximately 10% polyester and pigments. Our products’ quartz composition gives them superior strength and resistance to heat, scratches, cracks and chips. Polyester, which acts as a binding agent in our products, make our products non-porous and highly resistant to stains. Pigments act as a dyeing agent to vary our products’ colors and patterns.

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

We introduced our original product collection, Classico, in 1987, and today, this collection accounts for the substantial majority of our sales. Within this product collection, we offer approximately 70 different colors, with four textures and three thicknesses generally available for each of the collection’s colors. We have since introduced three additional product collections, Concetto, Motivo and Supremo, which are marketed as specialty high-end product collections. The Concetto product collection, launched in 2003, features engineered quartz surfaces with hand-incorporated semi-precious stones. We launched our Motivo product collection in 2009, which features a range of patterned textures that can be customized. In 2010, we launched our Supremo product collection that is characterized by unique designs inspired by semi-precious stones. In 2012, we launched five new products under our super natural collection, whose design was inspired by natural stone and which are manufactured using proprietary technology. We regularly introduce new colors and designs to our product collections based on consumer trends. In 2013, we introduced seven new colors to our Classico and super natural collections. In 2014, we introduced eight new colors to our Classico collection, including the Calacatta Nuvo product, which is inspired by the natural calacatta stone, and other products inspired by natural granite and marble.

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

Distribution

Our four largest markets based on sales are currently the United States, Australia, Canada and Israel. In 2014, sales of our products in these markets accounted for 41.5%, 24.0%, 12.9% and 9.2% of our revenues, respectively. Sales in these markets accounted for 87.7% of our revenues in 2014. For a breakdown of revenues by geographic market for the last three fiscal years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results.”

Direct Markets

We currently have direct sales channels in the United States, Australia, Canada, Israel and Singapore. Our direct sales channels allow us to maintain greater control over our entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers, architects and designers regarding new developments in tastes and preferences, and have greater control over inventory management. Our subsidiaries’ warehouses in each of these countries maintain inventories of our products and are connected to each subsidiary’s sales department. We supply our products primarily to fabricators, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers to use Caesarstone products for a project.

In Israel, where our headquarters and manufacturing operations are located, we distribute our products directly to several local distributors who in turn sell them to fabricators. This arrangement minimizes our financial exposure to end-consumers and provides us with significant depth of coverage in the Israeli market. Although we sell our products to distributors in this market, we consider this a direct market due to the warranty we provide to end-consumers, as well as our fabricator technical and health and safety instruction programs and our robust local sales and marketing activities. In the United States, Australia, Canada and Singapore we have established direct distribution channels with distribution locations in major urban centers complemented by arrangements with various third parties sub-distributors or stone suppliers in certain areas of the United States. In 2014, in Australia, Canada and the United States, the adoption rate of the engineered quartz surfaces was approximately 39%, 18% and 8%, respectively, of the overall countertop market by volume in 2014, and we have captured approximately 55%, 36% and 19% of countertop market share in Australia, Canada and the United States, respectively.

In the United States, our Caesarstone USA subsidiary entered into an agreement with IKEA in May 2013. Pursuant to that agreement, we exclusively supply all non-laminate slabs to IKEA customers in the United States, in addition to fabricating and installing the slabs.  The surfaces provided under this agreement are then marketed by IKEA without a brand name. We have engaged several third-parties fabricators to provide us with the fabrication and installation services designated for IKEA customers. In 2014, we primarily supplied to IKEA customers our quartz surfaces.

In October 2014 Caesarstone Canada entered into a similar agreement with IKEA Canada, and since December 2014 we have been acting as IKEA’s exclusive non-laminate countertop vendor in Canada, and fabricating and installing the slabs. We have engaged several third-party fabricators to provide us with the fabrication and installation services designated for IKEA customers.

The agreements with IKEA and IKEA Canada will terminate at the end of 2015 and the beginning of 2017, respectively, unless terminated earlier in accordance with these agreements. There is no assurance that these agreements will be renewed.

Indirect Markets

We distribute our products in other territories in which we do not have a direct sales channel through third-party distributors, who generally distribute our products on an exclusive or non-exclusive basis in a specific country or region to fabricators. Fabricators sell our products to contractors, developers, builders and consumers. In most cases, we engage one distributor to serve a country or region. Today, we sell our products in over 40 countries through third-party distributors. Sales to third-party distributors accounted for 11.8% of our revenues in 2014, after our shift to direct distribution in the United States and Canada in the first half of 2011. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, builders and contractors within their respective territory.

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

Sales and Marketing

Sales

In our direct markets, we primarily sell directly to fabricators with remainder of sales to sub-distributors and resellers, such as stone suppliers, in the United States, and excluding our sales to IKEA in the United States and Canada within which we also provide fabricating and installation services, through third-party fabricators engaged by us), such as in Australia, where we sell our products through our Australian subsidiary, in Canada, where we sell our products through our joint venture, in the United States, where we sell our products through our U.S. subsidiary, and in Singapore, where we sell our products through our Singaporean subsidiary. Like in our indirect markets, in Israel, we sell to a limited number of distributors who sell our products to fabricators; however, we consider this a direct market due to our warranty program, our fabricator technical and health and safety instruction program and our sales and marketing operations in this country. In our indirect markets we sell to third-party distributors who in turn sell our products to fabricators and installers. For our direct sales, we manufacture engineered quartz slabs based upon our rolling projections about the demand for our products, and for our indirect sales, we manufacture our products on a purchase order basis. In both cases, we ship our products from our two manufacturing facilities in Israel, and, beginning in the second quarter of 2015, we plan to serve the North American market also from our manufacturing facility in the United States.

In our indirect sales markets, we sell our products to distributors who are responsible for selling our products to fabricators. In some cases, our distributors sell to sub-distributors located within the territory who in turn sell to fabricators. Unlike distributors, sub-distributors do not engage in brand promotion activities and their activities are limited to sales promotion, warehousing and distributing to fabricators or other customers. We do not control the pricing terms of our distributors’ or sub-distributors’ sales to fabricators. As a result, prices for our products for fabricators may vary among markets.

In recent years, our sales department, responsible for our global sales to third parties, which is based in Israel, has focused on penetrating new markets, as well as further developing our key growth indirect sales markets. We have developed a comprehensive methodology for evaluating and entering new markets. In particular, we analyze several factors within a market, including existing demand for stone products, supported by stone installation capabilities, gross domestic product per capita, the competitive landscape and the economic growth rate. We focus our efforts on those markets that we believe offer significant growth opportunity for our products. Potential distributors are evaluated based on their experience in the surface products industry, logistics and distribution capabilities and suitability to market our products. In recent years, we significantly increased the number of countries where we conduct indirect sales by appointing distributors in several new countries on an exclusive or non-exclusive basis, including Brazil, Russia, and countries in Eastern Europe. We intend to continue to penetrate new markets in collaboration with distributors.

In recent years, we have also significantly increased our revenues within our existing key direct markets in the United States, Australia, Canada and Israel. We believe our products still have significant growth opportunities in the United States, Australia and Canada. We intend to continue to invest resources to further strengthen and increase our penetration in each of these markets.

Marketing

We position our engineered quartz surfaces as premium branded products in terms of their designs, quality and pricing. Through our marketing, we seek to convey our products’ ability to elevate the overall quality of an entire kitchen or other interior setting. Our marketing strategy is to deliver this message every time our customers (including end-customers), fabricators, architects and designers come in contact with our brand. We also aim to communicate our position as a global leader in engineered quartz surface innovation and technology.

The goal of our marketing activities is to drive marketing and sales efforts through our subsidiaries and our distributors, while creating demand for our products from end-consumers, fabricators, contractors, architects and designers, which we refer to as a “push-and-pull demand strategy.” We believe that the combination of both pushing our products through all levels of the product supply chain while generating demand from end-consumers differentiates us from our competitors in the engineered quartz and surface material industries.

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

We and our distributors implement a multi-channel marketing strategy in each of our territories and market not only to our direct customers, but to the entire product supply chain, including fabricators, developers, contractors, kitchen retailers, builders, architects and designers. We use multiple marketing channels, including advertisements in home interior magazines and websites, the placement of our display stands and sample books in kitchen retails stores and our company website. Through our “Caesarstone University” program we educate fabricators about our products and their capabilities and installation methods through manuals and seminars. As a result, our markets benefit from highly trained fabricators with a comprehensive understanding of our products and the ability to install our products in a variety of applications.

Our marketing materials are developed by our global marketing department in Israel and are used by our distributors and subsidiaries globally. These materials may be slightly adjusted in their respective local markets, which helps in combining the special needs of each market and the global consistency of the Caesarstone brand. We offer our distributors a refund of a small percentage of their total purchases from us to buy our marketing materials, such as product brochures, promotional packages, print and online advertising materials, sample books, exhibition infrastructure, signage and stationary and display stands. This provides our distributors with significant flexibility to choose the best marketing strategy to implement in their particular territory. Occasionally, our local marketing departments in Canada, Australia and in the United States develop their own tactical marketing materials in accordance with our global brand guidelines, in addition to using our marketing materials, due to the size and particular characteristics of these territories. In 2014, we spent $18.6 million on direct advertising and promotional activities.

Our websites are a key part of our marketing strategy. We operate a global company website that serves as an international website for our distributors. Certain of our third-party distributors and our Australian subsidiary maintain their own websites, which are in accordance with our brand guidelines and linked to our website. Our websites enable fabricators and end-consumers to view currently available designs, photo galleries of installations of our products in a wide range of settings, and read product success stories, which feature high profile individuals’ and designers’ use of our products, as well as instructions with respect to the correct usage of our products. We also conduct marketing activity in the social media arena mainly to increase our brand awareness among end-consumers, architects and designers.

We also seek to increase awareness of our brand and products through a range of other methods, such as home design shows, design competitions, media campaigns and through our products’ use in high profile projects and iconic buildings. In recent years, we have collaborated with renowned designers, who created exhibitions and particles from our products. Our design initiatives attracted press coverage around the world.

Research and Development

Our research and development department is located in Israel. The department is comprised of 14 employees and works closely with employees from other departments, all of whom have extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. Between 2009 and 2013, a small portion of our research and development efforts had benefited from grants from the OCS in the Israeli Ministry of Economy. In 2014, research and development costs accounted for approximately 0.6% of our total revenues.

The strategic mission of our research and development team is to develop and maintain innovative and leading technologies and top quality designs, develop new and innovative products according to our marketing department’s roadmap, increase the cost-effectiveness of our manufacturing processes and raw materials, and generate and protect company intellectual property in order to enhance our position in the engineered quartz surface industry. We also study and evaluate consumer trends by attending industry exhibitions and hosting international design workshops with market and design specialists from various regions.

We introduced our Supremo collection in July 2010. In 2012, we introduced our super natural designs, which form part of our Classico collection, and launched five products under the super natural collection. These products are designed to reflect our interpretation of natural stone. In 2013, we introduced seven new colors under our Classico collection, including super natural designs. In 2014, we introduced eight new colors under our Classico collection, including our Calacatta Nuvo, which is our interpretation of natural calacatta stone, and other products inspired by natural granite and marble, all of which were the result of new proprietary technologies developed by our research and development department.

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our indirect markets, we provide all of our distributors a limited direct manufacturing defect warranty and our distributors are responsible for providing warranty coverage to end-customers. The warranties provided by our distributors vary in term with a three-year warranty provided in Europe and warranties lasting up to 20 years in other regions. In our direct markets, the warranty period also varies. We provide end-consumers with limited lifetime warranties in the United States and Canada, a ten-year warranty in Australia, and a three-year warranty in Israel. For end-consumers, warranty issues on our products are addressed by our local distributor. In our direct markets, following an end-consumer call, our technicians are sent to the product site within a short time. We train our distributors to handle local warranty issues through our “Caesarstone University” program. The Caesarstone University program includes readily accessible resources and tools regarding the fabrication, installation, care and maintenance of our products.  We believe our comprehensive global customer service capabilities and the sharing of our service related know-how differentiate our company from our competitors.

Raw Materials and Service Provider Relationships

Quartz, pigment and polyester are the primary raw materials used in the production of our products. We acquire our raw materials from third-party suppliers. Suppliers ship our raw materials to our manufacturing facilities in Israel, primarily by sea. All of our raw materials are inspected at the suppliers’ facilities and upon arrival at our manufacturing facilities in Israel. We believe our strict raw material quality control procedures differentiate our products from those of our competitors because they limit the number of product defects and contribute to the superior quality and appearance of our products.

Quartz, which includes quartz, quartzite and other dry minerals, is the main raw material component used in our products, and is acquired from manufacturers generally in Turkey, India, Israel, and a number of European countries. We require supplies of particular grades of quartz, including quartzite, for our products. Approximately 67% of our quartz was imported from four suppliers in Turkey in 2014, with the major part acquired from Mikroman and Polat. Our current supply arrangements with Mikroman is based on verbal agreements, while our arrangement with Polat is memorialized in an unsigned written draft letter agreement sent to Polat. We expect our agreements with Mikroman and Polat with respect to prices and quantities to remain unchanged through the end of 2015.  However, if they fail to perform in accordance with these arrangements, we may not be successful in enforcing them. If we are unable to agree upon prices with such suppliers or effectively enforce the terms of these verbal or written drafts arrangements, our suppliers could cease supplying us with quartzite, which are used across all of our products. If our supply of quartzite from Turkey is adversely impacted or if, for any other reason, any of our Turkish quartzite suppliers does not perform in accordance with our agreements with them or ceases supplying us with quartzite, for any reason, we would need to locate and qualify alternative suppliers. This could result in substantial delays, increase our costs, negatively impact quality of our products or require us to adjust our products and our manufacturing processes. Any such delays in or disruptions to the manufacturing process could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet their order requests.

Aside from our arrangements with Mikroman and Polat described above, we typically transact business with our quartz suppliers on an annual framework agreement basis, under which we execute purchase orders from time to time. Other than with respect to the quartzite that we obtain from our Turkish suppliers, we believe that the raw materials we use are available from additional sources within a relatively short period of time. Although quartz for our U.S. manufacturing facility, if imported from Turkey, would entail higher transportation costs, we intend to acquire quartz for our U.S. manufacturing facility in 2015 mainly from Turkey and to review alternative suppliers in the meantime.

Raw quartz must be processed into finer grades of sand and powder before we use it in our manufacturing process. We purchase quartz from our quartz suppliers already processed by them. The price of quartz was relatively stable until 2013. However, given increasing global demand for quartz, quartzite prices increased by approximately 4% in 2014 and have increased at approximately the same rate in 2015. Any future increases in quartz prices may adversely impact our margins and net income.

In most cases, we acquire polyester on a purchase order basis with several suppliers outside of Israel based on our projected needs for the subsequent one to three months. However, currently, suppliers are unwilling to agree to preset prices for periods longer than a quarter. The cost of polyester, which generally correlates with oil prices, has fluctuated significantly. Average polyester prices increased by 20% and 12% in 2010 and 2011, respectively. In 2012, however, polyester prices stabilized with an approximately 10% decrease in average prices during this period. In 2013, polyester prices continued to be stable with an approximately 2% increase in average price. In 2014, polyester prices decreased by approximately 1.0%. In the past, we have minimized the impact of these fluctuations on our results of operations through advance purchases of inventory whenever possible and through implementing cost control measures and programs to enhance the efficiency of other elements of our manufacturing operations.

Our pigments are purchased in Israel and from suppliers abroad. We are exposed, although to a lesser extent than with polyester, to fluctuations in the prices of pigments. Our strategy is to maintain, whenever practicable, multiple sources for the purchase of our raw materials to achieve competitive pricing, provide flexibility and protect against supply disruption.

Manufacturing and Facilities

Our products are manufactured at our two manufacturing facilities located in Kibbutz Sdot-Yam in central Israel and Bar-Lev Industrial Park in northern Israel. We completed our Bar-Lev manufacturing facility in 2005, which included our third production line, and we established our fourth production line at this facility in 2007 and our fifth production line at this facility in 2013. Finished slabs are shipped from our facilities to distributors and customers worldwide. We maintain two fully automated production lines at our Sdot-Yam facility and three such full lines at our Bar-Lev manufacturing facility. We began to partially operate the fifth production line at our Bar-Lev facility in the fourth quarter of 2013, and to fully operate it in the second quarter of 2014. We are working to expand our production capacity to meet anticipated demand through the construction of a new manufacturing facility with capacity for two production lines in the State of Georgia, United States. The first production line in the new U.S. facility is planned to be operational in the second quarter and the second production line is planned to be operational in the fourth quarter of 2015.  In addition to this investment, we have taken initial steps towards establishing our second building in the State of Georgia, to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand. Until the expansion projects are complete, we have been acquiring and expect to further acquire a limited portion of our basic slab models from third-party-engineered stone manufacturers which we re-qualify to meet demand for our products. For further discussion of our facilities, see “ITEM 4.D: Information on Caesarstone—Property, plants, and equipment.”

The manufacturing process for our products involves blending approximately 90% natural crushed quartz with approximately 10% polyester and pigments. Using machinery acquired primarily from Breton, the leading supplier of engineered stone manufacturing equipment, together with our proprietary manufacturing enhancements, this mixture is compacted into slabs by a vacuum and vibration process. The slabs are then moved to a curing kiln where the cross-linking of the polyester is completed. Lastly, the slabs are gauged, calibrated and polished to enhance shine.

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

Seasonality

For a discussion of seasonality, please refer to “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Quarterly results of operations and seasonality.”

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

The dominant surface materials used by end-consumers in each market vary. Our engineered quartz surface products compete with a number of other surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel, wood and ceramic large slabs, a new countertop surface material entrant. The manufacturers of these products consist of a number of regional and global competitors. Some of our competitors may have greater resources than we have, and as a result, may adapt to changes in consumer preferences and demand more quickly, devote greater resources to design innovation and establishing brand recognition, manufacture more versatile slab sizes and implement processes to lower costs.

The engineered quartz surface market is highly fragmented and is also served by a number of regional and global competitors. We also face competition from low-cost manufacturers in Asia and Europe, particularly in Australia, and the United States. Large multinational companies have also invested in their engineered quartz surface production capabilities. We believe that we are likely to encounter strong competition from these competitors as a result of consolidation that may take place in the industry in the future. Such consolidation is likely to occur as a result of the economies of scale associated with engineered quartz manufacturing that are becoming important to remain competitive in an increasingly global engineered quartz surface market and will be increasingly important as the engineered quartz market matures in the future.

Information Technology Systems

We believe that an appropriate information technology infrastructure is important in order to support our daily operations and the growth of our business. Our ERP software provides us with accessible quality data and allows us to accurately enter, price and configure valid products in a made-to-order, demand-driven manufacturing environment. Carefully maintained infrastructure is critical, given that our products can be built in a number of combinations of sizes, colors, textures and finishes, and our production control software enables us to carefully monitor the quality of our slabs. Given our recent global expansion, we implemented a global ERP based on an Oracle platform, in 2013 and 2014.

Intellectual Property

Our Caesarstone brand is central to our business strategy, and we believe that maintaining and enhancing the Caesarstone brand is critical to expanding our business.

We have obtained trademark registrations in certain jurisdictions that we consider material to the marketing of our products, all of which are used under the trade name Caesarstone, including CAESARSTONE®, CONCETTO®, and our Caesarstone logo. We have obtained trademark registrations for additional marks that we use to identify certain product collections, including SUPREMO® and MOTIVO®, as well as other marks used for certain of our products. While we expect our applications to mature into registrations, we cannot be certain that we will obtain such registrations. In many of our markets we also have trademarks, including registered and unregistered marks, on the colors of our products. We believe that our trademarks are important to our brand, success and competitive position. In the past, some of our trademark applications for certain classes of applications of our products have been rejected or opposed in certain markets and may be rejected for certain application classes in the future, in all or parts of our markets, including without limitation, for flooring and wall cladding. We are currently subject to opposition proceedings with respect to applications for registration of our trademarks, including Caesarstone™, in certain jurisdictions.

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

We began to pursue a strategy of seeking patent protection for some of our latest technologies. We have obtained patents for certain of our technologies and have pending patent applications that were filed in various jurisdictions, including the United States, Europe, Australia, Canada, China and Israel, which relate to our manufacturing technology and certain products. No patent application is material to the overall conduct of our business. There can be no assurance that pending applications will be approved in a timely manner or at all, or that such patents will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we have chosen and may further choose not to pursue patents for innovations that are material to our business.

Environmental and Other Regulatory Matters

Environmental Regulations

Our manufacturing facilities and operations in Israel and our manufacturing facility in the State of Georgia, United States (our first U.S. facility), whose first and second production lines are expected to be operational by the second and fourth quarters of 2015, respectively, are subject to numerous Israeli and U.S. environmental laws and regulations, respectively. Applicable U.S. laws and regulations include federal, state and local environmental laws and regulations, and specifically of the State of Georgia. Laws and regulations in both countries deal with pollution and the protection of the environment, setting standards for emissions, discharges into the environment or to water, soil and water contamination, product specifications, generation, the treatment, import, purchase, use, storage and transport of hazardous materials, and the storage, treatment and disposal and remediation of solid and hazardous waste, including sludge and protection of worker health and safety. Violations of environmental, health and safety laws, regulations and permit conditions may lead to civil, and criminal sanctionsagainst us, our directors, officers or our employees, Caesarstone Technologies, Inc., our subsidiary which is to operate our U.S. facility, and our subsidiary’s officers and employees, and, in some cases, may result in compelling installation of additional controls and substantial penalties, injunctive orders as well as permit revocations and facility shutdowns. Violations of environmental laws could also result in obligations to investigate or remediate contamination, third-party property damage or personal injury claims allegedly due to the migration of contaminants off-site. New Israeli and U.S. environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments in Israel and in the U.S. could also require us to make additional expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time.

Beyond being subject to regulatory and legal requirements, our manufacturing facilities in Israel and in the United States may operate under applicable permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards. The business licenses for our facilities each contain conditions related to a number of requirements, including with respect to dust emissions, air quality, the disposal of effluents and process sludge, and the handling of waste, chemicals and hazardous materials.In particular, our manufacturing facilities in Israel are subject to specific conditions set forth in the business licenses and permits related to the use, storage and discharge of hazardous materials granted by national and municipal authorities. All of these permits, licenses, approvals, limits and standards require a significant amount of monitoring, record-keeping and reporting in order for us to demonstrate compliance with the underlying permit, license, approval, limit or standard. Non-compliance or incomplete documentation of our compliance status may result in the imposition of fines, penalties and injunctive relief, or the stripping of our license to operate our business.

From time to time, we face environmental compliance issues related to our two manufacturing facilities in Israel.

•	Sludge waste disposal

o
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

o
In April 2013, the IMPE analyzed our sludge waste and alleged that such sludge waste, which had been classified as construction waste, should be reclassified as hazardous waste due to several ingredients included therein. After reexamining our sludge, the IMPE decided in May 2014 to classify our sludge as solid industrial waste. Such reclassification results in the need to dispose the waste at different disposal sites, which involves much higher expenses compared to our previous disposal costs. We are in the process of discussing this matter with the IMPE, with the aim of obtaining its agreement that no change in our sludge-waste classification is required or that our sludge can be otherwise used for certain applications, in a manner that will reduce its disposal costs; however, there is no assurance that we will be successful in such discussions. As of December 31, 2014, we had reserves of approximately $0.7 million, which we believe to be adequate for anticipated future clean-up expenditures if required by the IMPE.

•
Styrene gas emissions. The IMPE has required us to comply with the applicable obligations under the law and regulations related to styrene gas emission at both of our manufacturing facilities in Israel. In December 2013, we completed the installation of a system in our Bar-Lev manufacturing facility to reduce styrene emission, which has provided us better control of the styrene emission in our Bar-Lev manufacturing facility. We subsequently presented to IMPE a plan to further improve our control of styrene emission and comply with the styrene gas emission standards. With respect to our Sdot-Yam manufacturing facility, we were summoned before the IMPE for a January 2014 hearing, which addressed allegations that, based on the IMPE’s gas samplings, we exceeded the ambient air standards. Although the IMPE acknowledged that we were in the process of installing measures to comply with the styrene gas emission standards, the IMPE recommended an investigation to look into the allegation that we exceeded the styrene ambient air standard for styrene during 2013. If we fail to comply with the styrene emission standard in our Bar-Lev manufacturing facility, our business license for this facility may not be renewed following June 30, 2015.We applied measures to correct the styrene ambient air standards throughout 2014 at our Sdot-Yam manufacturing facility, and, in November 2014, we installed a new system which we believe should help to remediate the excess emission of styrene gas. Our constant controlling of styrene emission levels requires strict maintenance and compliance with work processes, and there is no assurance that we will succeed in complying with the required standards on a continuous basis.

•
Waste water disposal. We currently dispose of our waste water from our Bar-Lev manufacturing facility in a treatment plant pursuant to a permit obtained from the IMPE that was recently extended until December 31, 2015. In addition, we currently dispose of waste water at our Sdot-Yam manufacturing facility pursuant to a permit obtained from the IMPE that is valid until December 31, 2016. Furthermore in October 2014, we obtained an additional special permit, which allows us to dispose our waste water deriving from both our manufacturing facilities into an alternative disposal facility, which may be used according to our needs.

•
Dust emissions. With respect to dust emissions both into the environment and inside our manufacturing facilities in Israel, we are implementing measures in order to achieve compliance with dust emission environmental standards and meet the health and safety standards with respect to permissible exposure limits.

•
Fire protection measures. In May 2011, we received a letter from the Israeli fire regulation authorities detailing fire protection measures required at our facility in Kibbutz Sdot-Yam to obtain the necessary fire regulatory approval for such facility. We have established a program with the fire regulation authorities to adjust our fire protection measures to comply with their requirements and we are implementing the measures in accordance with such program. In December 2014, we received the fire regulation authorities’ approval as required to obtain a business license, which is subject to our implementation of the required fire protection measures through December 2015.

In addition, we operate in Israel under Poison Permits that regulate our use of poisons and hazardous materials. Our current Poison Permits are valid until February 2016 and impose on us certain requirements. Our inability to maintain each of such Poison Permits or to renew them could negatively impact our financial condition and result of operations. Failing to comply with such Poison Permits conditions may also expose us and our officers to criminal liability.

Other than as described above, we believe that we operate our facilities in compliance in all material respects with applicable environmental requirements. However, there can be no guarantee that these or newly discovered matters will not result in material costs or investments.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which could negatively impact our financial condition and results of operations. Our ability to obtain necessary permits and approvals may be subject to additional costs and possible delays beyond what we initially plan for. We are seeking to obtain building-permits with respect to buildings and installations that we have added at our manufacturing facilities in Israel, although we cannot assure that we will be able to obtain such building permits.

Other Regulation

We are subject to the Israeli Rest Law, which, among other things, prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the Israeli Ministry of Economy. Our employees, including Jewish and other employees, work in three separate eight-hours on average shifts a day, seven days a week. We currently do not have a permit for the employment of Jewish employees on Saturdays and Jewish holidays. Such employment of Jewish employees on Saturdays without a permit constitutes an infringement of the Rest Law. Although there is no assurance that we will be able to obtain a permit to employ Jewish employees on Saturdays, we recently submitted an application with the Israeli Ministry of Economy for such permit. In September 2014, the Israeli Ministry of Economy conducted an inspection at our Bar-Lev plant and identified several of our Jewish employees working on Saturday. Following such inspection, we were summoned by the Israeli Ministry of Economy to clarify the circumstances. The Israeli Ministry of Economy has not yet indicated which measures, if any, would be taken with respect to that matter. If we are deemed to be in violation of the Rest Law, we and our officers may be exposed to administrative and criminal liabilities, including fines, and our operational and financial results could be materially adversely impacted.

Concurrently, we are in the process of implementing certain operational steps and change in our headcount so that we can comply with the Rest Law over time. If we are unable to obtain a permit to employ Jewish on Saturdays and we are unsuccessful in employing only non-Jewish employees on Saturdays, we may be compelled to cease operation or partially operate our manufacturing facilities in Israel during Saturdays, and as a result, we may have less production capacity which could have a materially adverse effect on our revenues and profitability.

Legal proceedings

See “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

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

D.	Property, Plants and Equipment

Our manufacturing facilities are located on the following properties in Israel and the United States:

Properties	Owner’s rights	Location	Purpose	Size
Kibbutz Sdot-Yam(1)	Short-Term Renewing Lease	Caesarea, Central Israel	Headquarters, manufacturing facility, research and development center	31,644 square meters of facility and 64,207 square meters of un-covered yard**
Bar-Lev Industrial Park manufacturing facility (2)	98-Year Lease	Carmiel, Northern Israel	Manufacturing facility	22,137 square meters of facility and 40,461 square meters of un-covered yard*
Bar-Lev Industrial Park warehouse (3)	N/A	Carmiel, Northern Israel	Storage	1,900 square meters of un-covered yard
Bar-Lev Industrial Park warehouse (4)	N/A	Carmiel, Northern Israel	Storage	700 square meters of un-covered yard
Belfast Industrial Center(5)	Ownership	Richmond Hill, Georgia, United States	Manufacturing facility under construction	26,400 square meters of facility and 159,351 square meters of un-covered yard

* Square-meter figures with respect to properties in Israel are based on data measured by the relevant municipalities used for local tax purposes
** Square-meter figures based on data used by Israeli municipalities for local tax purpose is adjusted to reflect the property leased from Kibbutz Sdot-Yam as agreed between us and the Kibbutz during year 2014

(1)
Leased pursuant to a land use agreement with Kibbutz Sdot-Yam entered into in March 2012 with a term of 20 years, which replaced the former land use agreement. Starting from September 2014 we use an additional 9,000 square meters pursuant to Kibbutz Sdot-Yam’s consent under the same terms as the land use agreement. However, we have the right to return these premises to Kibbutz Sdot Yam at any time upon 90 days’ prior written notice.  We are currently negotiating the terms of a written addendum to the land lease agreement. The lands on which these facilities are located are held by the ILA and leased or subleased by Kibbutz Sdot-Yam pursuant to the following agreements: (i) a lease from the ILA signed in July 1978 that commenced in 1962 and expired in 2011 and has been extended pursuant to an option in the lease agreement for an additional 49 years through 2060; (ii) a lease from the ILA to Kibbutz Sdot-Yam that expired in 2009 (Kibbutz Sdot-Yam is currently negotiating a long-term lease agreement with the ILA to replace this agreement) and (iii) a lease entered into between Kibbutz Sdot-Yam and the Caesarea Development Corporation in April 2014 pursuant to which the Kibbutz leases the relevant premises (including such premises leased by the Kibbutz to us) from the Caesarea Development Corporation until the year 2037. In the case of the third lease mentioned above, the agreement is subject to public recording procedure. To date, the expirations of the first and second lease agreements referred to above have not had any impact on our ability to use the facilities located on the property subject to the leases and we do not currently believe that they will have a material impact in the future pending completion of the negotiations for the lease extension or new long-term lease, respectively. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land use agreement."

(2)
Leased pursuant to a long-term lease agreement with the ILA entered into on June 6, 2007 to use the premises for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. Pursuant to the land purchase and leaseback agreement signed on March 31, 2011, effective as of September 1, 2012, between Kibbutz Sdot-Yam and us, we have agreed that Kibbutz Sdot-Yam will acquire from us our rights in the lands and facilities of the Bar-Lev manufacturing facility in consideration for NIS 43.7 million ($10.9 million). The land purchase agreement was simultaneously executed with a land use agreement pursuant to which Kibbutz Sdot-Yam permits us to use the Bar-Lev Grounds for a period of ten years with an automatic renewal for an additional ten years unless we notify Kibbutz Sdot-Yam that we do not wish to renew at least two years before the termination of the initial ten-year period. Pursuant to the Agreement For Arranging For Additional Accord, we have entered into the Agreement For Additional Land, pursuant to which Kibbutz Sdot-Yam acquired additional land on the grounds near our Bar-Lev manufacturing facility, which we required for the extension of our Bar-Lev manufacturing facility in connection with the construction of the fifth production line and leased it to us at market value. Once the warehouse is fully constructed, we will lease the additional land and warehouse from Kibbutz Sdot-Yam. For more information, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback.”

(3)
On September 11, 2013, we entered into a lease agreement to use the premises near our Bar-Lev manufacturing facility solely for the purpose of storing quartz slabs manufactured by us for an initial period of 12 months, with an option to renew the lease for an additional two periods of 12 months each. We continued to use these premises and increased the leased area up to a total of 1,900 square meters for storing quartz slabs manufactured by us. The extended term of such lease is yet to be finalized. However, the Company may terminate the lease at any time by providing 30 days’ prior notice.

(4)
On September 17, 2013, we entered into a purchase agreement for the purchase of approximately 46 acres of land in Richmond Hill, the State of Georgia, United States, comprising approximately 36.9 acres of upland and approximately 9 acres of wetland for our new U.S. manufacturing facility which is currently under construction. According to the purchase agreement, we have an option to purchase additional land situated adjacent to the purchased land encompassing approximately 19.4 acres of land, comprised of approximately 17.9 acres of upland and approximately 1.5 acres of wetland. We are currently discussing the exercise of such option.

(5)
In December 2014, we entered into a bond purchase loan agreement and were issued a taxable revenue bond on December 1, 2014, and executed a corresponding lease agreement, pursuant to which the Development Authority of Bryan County, an instrumentality of the State of Georgia and a public corporation (“DABC”), has acquired legal title of our facility in Richmond Hill, in the State of Georgia, USA, and in consideration leased such facilities back to us. In addition, the facility was pledged by DABC in favor of us and DABC has committed to re-convey title to the facility to us upon the maturity of the bond or at any time at our request, upon our payment of $100 to DABC. Therefore, we consider such facilities to be owned by us. This arrangement was structured to grant us property tax abatement for ten years at 100% and additional five years at 50%, subject to our satisfying certain qualifying conditions with respect to headcount, average salaries paid to our employees and the total capital investment amount in our U.S plant. For a discussion of our ongoing expansion of this facility, including its financing and its related expenses, see “ITEM 4.A: Information on Caesarstone—History and Development of Caesarstone—Principal Capital Expenditures” and “ITEM 3.D: Key Information—Risk Factors—We are working to increase our production capacity for our quartz surface products in the United States in order to meet anticipated demand through expanding our manufacturing facilities.”

Various environmental issues may affect our utilization of the above-mentioned facilities. For a further discussion, see “—Environmental Regulations” above.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2014 and 2013, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2014, 2013, and 2012, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. See “ITEM 3.D: Risk Factors” and “Special Note Regarding Forward Looking Statements.”

Company overview

We are a leading manufacturer of high-quality engineered quartz surfaces sold under our premium Caesarstone brand. The substantial majority of our quartz surfaces are used as countertops in residential kitchens and sold primarily into the renovation and remodeling end markets. Other applications for our products include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and commercial applications.

Founded in 1987, Caesarstone is a pioneer in the engineered quartz surface industry. We have grown to become the largest provider of quartz surfaces in Australia, Canada, Israel, France and South Africa, and have significant market share in the United States and Singapore. Our products accounted for approximately 12% of global engineered quartz by volume in 2014. Our sales in the United States, Australia, Canada and Israel, our four largest markets, accounted for 41.5%, 24%, 12.9% and 9.2% of our revenues in 2014, respectively. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future.

We have direct sales channels in the United States, Australia, Canada, Israel and Singapore. Since acquiring our U.S. distributor in May 2011, we now generate the substantial majority of our revenues in the United States from direct distribution of our products, including in the Mid-Atlantic and Midwest, where we commenced direct distribution in January 2012 and November 2012, respectively. In Australia, we distribute directly to fabricators, and in January 2012, we expanded our direct distribution to Southern and Western Australia thereby expanding our direct distribution to all of Australia. In Israel, we distribute our products directly to several local distributors who in turn sell to fabricators. In October 2010, we began selling our products in Eastern Canada through a joint venture in which we hold a 55% interest. We commenced selling our products through the joint venture in Western Canada in May 2011. In October 2011, following the acquisition of our former Singaporean distributor’s business, we began selling our products directly in Singapore. In our remaining markets, we distribute our products through third-party distributors. In each of these indirect markets, fabricators typically sell our products to end consumers, contractors, developers and builders who are generally advised by architects and designers regarding the use of our products. Our strategy is to generate demand from all groups in our product supply chain.

Despite the global economic downturn that began in 2008 and continues to impact European markets, we experienced annual compound revenue growth of 11.5% from 2007 to 2009, 22.2% from 2009 to 2012, 20.2% from 2012 to 2013, and 25.5% from 2013 to 2014. Our growth from 2007 to 2012 was impacted significantly by the acquisition of the distribution channels in Australia, the United States and Canada, while 2013 and 2014 growth represented only organic growth. From 2007 to 2014, our gross profit margins improved from 27.4% to 42.4%, adjusted EBITDA margins increased from 18.4% to 26.1%, and adjusted net income increased from 9.2% to 18.4% over the same period. We attribute this sales and margin growth to the acquisition of the business of our former Australian and U.S. distributors, our transition to direct distribution in Canada, our penetration of new markets, increased operational efficiencies and a change in product mix towards an increased differentiated offering.

Our strategy is to continue to be a global market leader in quartz surface products. We continue to invest in developing our premium brand worldwide and to further expand our differentiated product offering. We intend to continue to expand our sales network by further penetrating our existing markets as well as entering new markets. We believe that a significant portion of our future growth will come from continued penetration of our U.S. market, —particularly with the additional manufacturing capacity we intend to use as we begin operations at our facility in the State of Georgia in 2015—as well as from our markets in Australia and Canada. We believe our expansion into new markets that exhibit an existing demand for stone products and stone installation capabilities will contribute to our future growth in the long term. We believe there will be consolidation in the quartz surface industry in the future and to remain competitive in the long term, we will need to grow our business both organically and through the acquisition of third-party distributors, manufacturers and/or raw material suppliers.

Our functional currency has been the U.S. dollar since July 1, 2012. Until June 30, 2012, our functional currency was the NIS and our reporting currency was the U.S. dollar. For a further discussion of the change of functional currency, see “ITEM 18: Financial Statements.” For the periods in which our functional currency was the NIS, the financial data presented in the following discussion has been translated into U.S. dollars using the method of conversion used to translate our financial statements, the current rate method.

Factors impacting our results of operations

We consider the following factors to be important in analyzing our results of operations:

•
Our sales are impacted by home renovation and remodeling and new residential, and to a lesser extent, commercial and construction spending trends. We estimate that approximately 60% of our revenue is related to renovation and remodeling activities in the United States, Australia and Canada, while 25% to 35% is related to housing starts. Spending in each of these sectors declined significantly in 2009 compared to 2008 in most of the markets in which we operate and, to date, many of these markets, including Europe, the United States, Australia and Canada, did not recover or recovered only to a certain degree. U.S. housing starts recovered, growing 81.6% from 2009 to 2014 but are still 25.5% below levels from 2007. Home renovation and remodeling spending is estimated to recover by 21.4% from its recent bottom in 2010 but is still 4.8% below its 2007 level according to the Joint Center for Housing Studies, Harvard University. In Australia, housing starts recovered completely from their 2009 low and reached a new peak after increasing 24.3% from July 2012 to July 2014, reversing an aggregate 16.3% decrease between July 2010 and June 2012. Home renovation and remodeling spending in Australia, however, were estimated to grow by only 0.3% from July 2013 to June 2014 and are still 8.5% below their 2008 peak. Housing starts in Canada were estimated to grow by only 0.7% in 2014 and are still 17.1% below 2007 level. Home renovation and remodeling spending in Canada is estimated to have grown 3.5% in 2014, but in that period was still approximately 12% below its 2007 peak, according to Scotiabank. Despite the 2007 to 2009 global downturn, prevailing weak economic conditions in Europe and mixed economic conditions in the United States, Australia and Canada as described above, we experienced compound annual revenue growth of 19.2% between 2007 and 2014 through increased penetration of quartz in kitchen countertop applications, market share gains in some of our key markets, and an increase in average selling prices associated with our establishment of new direct distribution channels and the expansion of our differentiated product offering. In 2013, our revenue increased in all regions, with the most significant growth in sales in the United States, growing by over 40% leveraging our increased distribution footprint, the successful introduction of the super natural collection, supported by a positive housing market. In 2014, our revenues increased in all regions except Israel. The most significant growth in sales occurred in the United States, where revenues increased by 50.4%, in part due to the continued quartz recognition, the collaboration with IKEA, improved product offerings, and a positive-trending housing market. Significant growth was achieved also in Australia and Canada, which grew 27.4% and 26.2%, respectively, on a constant currency basis.

•
Our gross profit margins have improved significantly over recent years, with 42.4% margin in 2014, compared to 45.5% in 2013, 43.0% in 2012, and 40.2% in 2011. The primary reasons for these gross profit margin improvements from 2011 to 2014 were the improved product offerings associated with the introduction of our super natural products and the impact of scale benefits. In 2014, gross profit margins decreased mainly due to unfavorable exchange rates, increased IKEA business related to fabrication and installation activities, which comes with lower gross margin and a non-recurring $3.5 million credit to cost of revenues from 2013.

•
Our operating income margins were 16.8% in 2012, 21.3% in 2013, and 21.2% in 2014.  The increase from 2012 to 2014  resulted primarily from economies of scale benefits on operating expenses that we started to leverage in 2013, mainly in the United States and Canada. Operating income margins remained substantially the same in 2014, but grew by 90 basis points excluding the 2013 non-recurring credit mentioned above. The improvement in operating income margin each year was achieved despite a significant negative impact from exchange rate fluctuations.

•
In 2005, we commenced operations with a third manufacturing line at a new manufacturing facility in the Bar-Lev Industrial Park in northern Israel. We subsequently established a fourth production line in 2007 with the addition of a second production line at our Bar-Lev manufacturing facility. The operation of the fifth production line in the Bar-Lev manufacturing facility included two phases and was completed in the second quarter of 2014.  The first production line in the new U.S. facility is planned to be operational in the second quarter of 2015 and the second production line is planned to be operational in the fourth quarter of 2015. Our investments related to the fifth production line at our Bar-Lev manufacturing facility was $24 million and the investment related to the production capacity increase in the United States is estimated to be approximately $115 million.

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

•
We conduct business in multiple countries in North America, South America, Europe, Asia-Pacific, Australia and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S. and Australian dollars, and to a lesser extent the Canadian dollar, the euro and the new Israeli shekel. In 2014, 43.3% of our revenues were denominated in U.S. dollars, 24.0% in Australian dollars, 12.9% in Canadian dollars, 10.5% in euros and 9.2% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and euro, with a smaller portion in the Australian dollars and Canadian dollars. As a result, appreciation of the NIS, and to a lesser extent, the euro relative to the U.S. dollar may unfavorably impact our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward and option contracts, which, except for USD/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133). As of December 31, 2014, we had outstanding contracts with a notional amount of $98.6. These transactions were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was $(0.4) million, which is included in current assets and current liabilities, at December 31, 2014. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

Components of statements of income

Revenues

We derive our revenues from sales of quartz surfaces, mostly to fabricators in our direct markets and to third-party distributors in our indirect markets. In Australia (as of March 2008), Eastern Canada (as of October 2010), Western Canada (as of May 2011), the United States (as of May 2011) and Singapore (as of October 2011) the initial purchasers of our products are fabricators. Direct sales accounted for 86.6%, 87.0%, and 88.2% for the years ended December 31, 2012, 2013, and 2014, respectively. In Israel, the initial purchasers are local distributors who in turn sell to fabricators. In the United States, we also sell our products to a small number of sub-distributors, stone resellers and to IKEA. We consider Israel to be a direct market due to the warranty we provide to end-consumers, our local fabricator technical instruction programs and our robust local sales and marketing activities. The initial purchasers of our products in our other markets are our third-party distributors who in turn sell to sub-distributors and fabricators.

We recognize revenues upon sales to an initial purchaser when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable. Delivery occurs when title is transferred under the applicable international commerce terms, or Incoterms, to the purchaser.

The warranties that we provide vary by market. In our indirect markets, we provide all of our distributors with a limited direct manufacturing defect warranty. In all of our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In Australia, Canada, the United States and Singapore, we provide end-consumers with a limited warranty on our products for interior countertop applications. In Israel, we typically provide end-consumers with a direct limited manufacturing defect warranty on our products. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, which increases our cost of revenues. Historically, warranty claims have been low, accounting for approximately 0.4% of our total goods sold in 2014.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2014		2013		2012
Geographical Region	% total revenues	Revenues in thousands of USD	% of revenues	Revenues in thousands of USD	% total revenues	Revenues in thousands of USD
United States	41.5%	$185,583	34.6%	$123,399	29.2%	$86,759
Australia	24.0	107,539	25.2	89,894	30.0	88,935
Canada	12.9	57,898	13.8	49,214	13.6	40,322
Israel	9.2	41,286	11.8	42,024	12.3	36,373
Europe	5.2	23,109	6.4	22,973	7.0	20,749
Rest of world	7.2	31,987	8.2	29,050	7.9	23,426
Total	100.0%	447,402	100.0%	356,554	100.0%	296,564

Revenues in the United States totaled $86.8 million in 2012, a 45.2% increase from 2011. It represents 21.3% of organic growth from executing our direct distribution strategy in this market, positive building industry trends, along with the benefits associated with operating for a full year following the acquisition of Caesarstone USA. U.S. revenues increased 42.2% in 2013, leveraging continued quartz conversion, successful introduction of our super natural collection, and positive housing trends.  Our U.S. revenues saw an increase of 50.4% in 2014, despite a milder housing market improvement, leveraging continued quartz conversion, increased portion of our wider super natural collection along with a major growth in our business with IKEA, which also includes a significant portion of fabrication and installation component. In Australia, we were able to resume significant growth in 2014 after two prior years of only slight growth associated with a weak housing market. In 2014, revenue in Australia grew by 19.6%, 27.4% on a constant-currency-basis, as a result of our improved product offering (primarily super natural with our new Calacatta and Granite-inspired designs) and backed by housing market improvements. In Canada, we continued our strong growth. Revenue grew 17.6% in 2014, representing a 26.2% increase on a constant-currency-basis compared to 22.1% growth, 25.9% on a constant-currency-basis in 2013, leveraging increased quartz penetration, improved product offering with the super natural collection. This growth was backed by increased renovation activities, despite weaker housing starts. Compared to 2007 and 2008, our revenues in Europe in 2011, 2012, 2013, and 2014 have declined and have not recovered since then, due to challenging macroeconomic conditions in Europe. In 2014, revenues in Israel declined by 1.8% due to a weak housing market. The rate of revenue growth in Israel is generally less than other regions given the significant and more longstanding penetration of quartz in Israel and our large market share. Our revenues for the rest of the world increased by 24.0% between 2012 and 2013, and continued growing in 2014 by 10.1%, due to our stronger presence in existing markets and our expansion into new markets.

We did not have any customer in 2012, 2013 and 2014 that accounted for more than 10% of our revenues.

Some of our initial engagements with distributors are pursuant to an agreement or terms of sale, as applicable, granting that distributor one year of exclusivity in consideration for meeting minimum sales targets. After the initial one-year period, we may enter into a distribution agreement for a several-year period. However, in the majority of cases, we continue to operate on the basis of the agreement or terms of sale, or without any operative agreement. Some distributors operate on nonexclusive terms of sale agreements or entirely without agreements. In all cases, we only supply our products to distributors upon the receipt of a purchase order from the distributor.

Cost of revenues and gross profit margin

Approximately 48% of our cost of revenues is raw material costs. Our principal raw materials are quartz, polyester 74% of our total raw material cost. The balance of our cost of revenues consists primarily of manufacturing costs and related overhead. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the case of our indirect distribution channels, we bear the cost of delivery to the Israeli seaport and our distributors bear the cost of delivery from the seaport to their warehouses.

One of our principal raw materials, quartz, is acquired from quartz manufacturers primarily in Turkey, India, Portugal and Israel. Our products incorporate a number of types of quartz, including quartzite. We acquire quartzite from four suppliers in Turkey, with the major part acquired from Mikroman and Polat. Our current supply arrangements with Mikroman is based on a verbal agreement, while our arrangement with Polat is memorialized in an unsigned written draft letter agreement sent to Polat. We typically transact business with our other suppliers on an annual framework agreement basis, under which we execute purchase order from time to time. Prior to the manufacturing process, boulder quartz and processed crushed quartz must be processed into finer grades of fractions, granules and powder. Until January 2012, we received quartz processing services from our quartz suppliers and from Microgil, a third-party processor in Israel, although our quartz suppliers now exclusively perform this service for us. Quartz accounted for approximately 31% of our raw materials cost in 2014. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. For example, if the cost of quartz was to rise by 10% and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would experience a decrease of approximately 0.9% in our gross profit margin. We do not have long-term supply contracts with our suppliers of quartz. The price of quartz was relatively stable between 2011 and 2013, but in 2014 and 2015 we experienced increases of prices, and may experience additional increases in the future. Any future increases in quartz prices may adversely impact our margins and net income.

We acquire polyester on a purchase order basis with several suppliers outside of Israel based on our projected needs for the subsequent one to three months. Given the significance of polyester costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in their price, which generally correlates with oil prices and had fluctuated significantly between 2008 and 2011, but stabilized during 2012, 2013 and 2014 on a constant currency basis. If the price of polyester was to rise by 10%, and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would realize a decrease of approximately 1.2% in our gross profit margins. We have found that increases in prices are difficult to pass on to our customers. The price of polyester had risen significantly from June 2009 through April 2011, although prices have subsequently declined moderately.

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

Research and development, net

Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as incurred. Our research and development expenses were partially offset through 2013 by financing through grants from the OCS of the Ministry of Economy of the State of Israel. We recognized such participation grants at the time at which we were entitled to such grants on the basis of the costs incurred and included those grants as a deduction from research and development expenses. This OCS program ended during 2013.

The Israeli law under which OCS grants were made requires royalty payments and limited our ability to manufacture products, or transfer technologies developed using these grants outside of Israel. If we were to seek approval to manufacture products, or transfer technologies developed using these grants, outside of Israel, we could be subject to additional royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal charges. We believe the ongoing construction of a new production facility in the United States will not subject us to any royalty payment obligations or require us to refund any grants because our OCS grants financed our development of a product that has not been commercialized yet and are not planned to be manufactured at the U.S. production facility. In addition, based on OCS statements, we believe that our OCS funding is exempted from royalty payment obligations. Our development project operated under the OCS funding arrangement began in August 2009. We recognized OCS funding of $0.3 million in 2012 and $0.01 million in 2013.

Marketing and selling

Marketing and selling expenses consist primarily of compensation and associated costs for personnel engaged in sales, marketing, distribution and advertising and promotional expenses. As we had invested significantly in 2011 and 2012 in building our acquired direct distribution channels in the  U.S. and Canadian markets, marketing and selling expenses in general, and advertising expenses in particular, increased in both absolute and percentage terms in both years, when we increase the number of sales and marketing professionals and expand our marketing activities. In 2013 and 2014, our absolute spending increased but decreased as a percentage of revenues.

General and administrative

General and administrative expenses consist primarily of compensation and associated costs for personnel engaged in finance, human resources, information technology, legal and other administrative activities, as well as fees for legal and accounting services. General and administrative expenses also included management fees paid, until the IPO, to Kibbutz Sdot-Yam in the amount of $0.5 million in 2012, and to Tene in the amount of $0.2 million in 2012. The management service agreement expired in March 2012 following our IPO. See “—Other factors impacting our results of operations—Agreements with Kibbutz Sdot-Yam” and “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions.”

We expect our general and administrative expenses to increase in absolute dollars as we continue to increase our direct distribution operations in the United States and Canada, incur additional costs related to the growth of our business, open a production facility in the United States, generate expenses related to maintaining and improving further our ERP system and incur legal expenses associated with our open lawsuits.

Finance expenses, net

Finance expenses, net, consist primarily of borrowing costs, losses on derivative instruments and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. Our bank interest expenses have decreased since 2011 as we paid our commercial debt, while our bank charges increased due to our increased business volume. Interest income increased as we accumulated cash generated by our March 2012 IPO and on-going cash flow and decreased in 2014 given our reduced deposit balances, our increased capital expenditures and the 2013 dividend payout. However, the main reason for the year-over-year reduction in finance expenses between 2011 and 2014 was the reduction in expenses related to foreign exchange rates as our exchange rates trended favorably in 2011 relative to 2010, were relatively neutral in 2012 and trended significantly unfavorably during 2013, with our derivatives generated an offsetting impact.

Corporate taxes

As we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 14.5% in 2012, 13.8% in 2013, and 14.6% in 2014.

The standard corporate tax rate for Israeli companies was  25% in 2012 and 2013 and increased to 26.5% in 2014 onward. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective country of organization.

Effective January 1, 2011, with the enactment of Amendment No. 68 to the Israeli Tax Law, both of our Israeli facilities operate under a consolidated “Preferred Enterprise” status. The “Preferred Enterprise” status provides the portion related to the Bar-Lev manufacturing facility with the potential to be eligible for grants of up to 20% of the investment value in approved assets and a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, as follows: 2011-2012—10%, 2013-2014—7%, and 2015 and thereafter—6%. Subsequently, on August 5, 2013, the 2014 and onwards tax bracket was increased by the Knesset to 9%. For the portion related to the Kibbutz Sdot-Yam facility, this status provides us with a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, as follows: 2011-2012—15%, 2013-2014—12.5%, and 2015 and onwards—12%. Subsequently, on August 5, 2013, the 2014 and onwards tax bracket was increased by the Knesset to 16%.

For more information about the tax benefits available to us as an Approved Enterprise or as a Beneficiary Enterprise or as Preferred Enterprise, see “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs.”

We have entered into a transfer pricing arrangement that establishes transfer prices for our inter-company operations.

Because of our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position. We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors affecting our tax liability, particularly our transfer pricing policy. Accordingly, we estimate that our effective tax rate will range between 16% and 20% of our income before income tax in 2015, increasing further in 2016, when we expect to conduct significant manufacturing operations in the United States. In the long-term, we anticipate that our effective tax rate will further increase as the portion of our income attributed to the United States manufacturing and to the distribution subsidiaries grows. We cannot provide any assurance that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate may be higher than our estimate.

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

Other factors impacting our results of operations

Payment of compensation and grant of options upon the pricing of the IPO

We paid the following amounts immediately following our IPO in March 2012: (1) $3.0 million to our Chief Executive Officer in connection with 350,000 of our shares granted to him in January 2009 with 175,000 exercised in October 2011 and 175,000 shares automatically exercised upon the closing of the IPO based on the increase in value of our company at the date of the IPO (see “ITEM 6.B: Directors, Senior Management and Employees—Compensation of Officers and Directors”), and (2) $1.72 million to certain of our employees and $0.25 million to our Chairman for their contribution to our success. The $1.72 million and $0.25 million amounts were recorded as an expense in the first quarter of 2012 when the offering closed.

In addition, following the IPO in March 2012, we granted certain of our key employees, including our executive officers, options to purchase 1,505,200 ordinary shares with an exercise price equal to the IPO price per share of $11.00 and additional options to purchase 40,000 ordinary shares with an exercise price of $15.84. We recorded share-based compensation expenses related to this grant of $1.2 million in 2014, $2.5 million in 2013, $3.7 million in 2012 and will record $0.4 over approximately the following year from January 2015.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, Kibbutz Sdot-Yam, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by Kibbutz Sdot-Yam, we paid to the Kibbutz an aggregate of $12.2 in 2014, $10.8 million in 2013, and $10.3 million in 2012 (excludes VAT). The increase in the amount paid in 2014 is mainly as a result of payments timing.

Certain of our prior agreements with Kibbutz Sdot-Yam were terminated in March 2012 and, other than with respect to our former management services agreement, which was not renewed, a new set of agreements became effective in March 2012. The new agreements provide for similar services to those that were previously provided to us by Kibbutz Sdot-Yam, except that following the closing of our IPO as disclosed in “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback”, we agreed to Kibbutz Sdot-Yam acquiring from us our rights in the lands and facilities of the Bar-Lev Industrial Center, (the “Bar-Lev Grounds”) in consideration for NIS 43.7 million ($10.9). Following the completion of the transfer in September 2012, Kibbutz Sdot-Yam agreed to permit us to use the Bar-Lev Grounds for a period of ten years thereafter. Our right to use the Bar-Lev Grounds will be automatically renewed unless we give two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million ($1.2) to be linked to increases in the Israeli consumer price index, which may be updated by an appraiser. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

The new agreements entered into with Kibbutz Sdot-Yam along with the IPO resulted in an overall reduction of approximately $3.0 million in payments to Kibbutz Sdot-Yam and Tene in 2012 compared to 2011, primarily as a result of the elimination of the management fee. Operating income was impacted by an additional approximately $0.2 million due to the Bar-Lev manufacturing facility sale-leaseback arrangement, which was accounted for as a financing arrangement, generating approximately $0.2 million in annual interest expense in 2012, which was applicable only with respect to a four-month period. Interest expense related to this agreement was $0.7 million each year in 2013 and 2014.

In addition, in 2012, we committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($0.8) plus value added tax (VAT), required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. The current rate of VAT in Israel is 18%.

Comparison of period-to-period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2014		2013		2012
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$447,402	100.0%	$356,554	100.0%	$296,564	100.0%
Cost of revenues	257,751	57.6	194,436	54.5	169,169	57.0
Gross profit	189,651	42.4	162,118	45.5	127,395	43.0
Operating expenses:
Research and development, net(1)	2,628	0.6	2,002	0.6	2,100	0.7
Marketing and selling	55,870	12.5	51,209	14.4	46,911	15.8
General and administrative	36,111	8.1	32,904	9.2	28,423	9.6
Total operating expenses	94,609	21.2	86,115	24.2	77,434	26.1
Operating income	95,042	21.2	76,003	21.3	49,961	16.9
Finance expenses, net	1,045	0.2	1,314	0.4	2,773	1.0
Income before taxes on income	93,997	21.0	74,689	20.9	47,188	15.9
Taxes on income	13,738	3.1	10,336	2.9	6,821	2.3
Income after taxes on income	80,259	17.9	64,353	18.0	40,367	13.6
Net income	$80,259	17.9%	$64,353	18.0%	$40,367	13.6%
Net income attributable to non-controlling interest	1,820	0.4	1,009	0.2	735	0.2
Net income attributable to controlling interest	$78,439	17.5%	$63,344	17.8%	$39,632	13.4%

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenues

Revenues increased by $90.8 million, or 25.5%, to $447.4 million in 2014 from $356.6 million in 2013. The increase in revenues  resulted from an approximately 15% increase in volume of sales, most notably in the United States, Australia, Canada and the rest of the world, along with increased average selling prices and considerable growth in business from IKEA, which includes a significant component of revenues derived from installation and fabrication. Higher average selling prices were attributable to the introduction of more differentiated products, including the new Calacatta and Granite-inspired designs, continued leverage of the super natural design, and selective regional price increases. All those factors were partially offset by unfavorable exchange rates, primarily related to a weakening of the Australian and the Canadian dollar against the U.S. dollar. On a constant currency basis, revenue grew by $101.4 million in 2014, an increase of 28.4% from 2013.

Our revenues increased in 2014 in all regions except Israel. The most significant growth in sales occurred in the United States, where revenues increased by 50.4%, in part due to continued quartz recognition, our collaboration with IKEA, improved product offerings, and a positive-trending housing market. Significant growth also occurred in Australia and Canada where sales increased by 27.4% and 26.2%, respectively, on a constant currency basis.

Cost of revenues and gross profit margins
Cost of revenues increased by $63.3 million, or 32.6%, to $257.8 million in 2014 from $194.4 million in 2013. Cost of revenues in 2014 included a non-recurring unfavorable provision adjustment related to retroactive taxable employee fringe benefits. This adjustment increased our cost of revenues by $0.8 million. Cost of revenues in 2013 included a one-time credit of $3.5 million related to inventory adjustment.

Beyond the adjustment noted above, cost of revenues increased primarily due to volume increases and, to a lesser extent, due to the IKEA installation and fabrication component. Also contributing to the increased cost of revenues were the elevated production levels of our differentiated super natural collection, which, despite incurring a premium in price from consumers, carries higher manufacturing costs, and an increase in quartz raw material prices.

Gross margin decreased by 190 basis points in 2014, excluding the above-mentioned non-recurring items. The margin decrease was driven primarily by a negative exchange rate impact and increased business with IKEA, which brings lower gross margins due to the installation and fabrication component. These factors were partially offset by a positive differentiated product mix and scale benefits.

Operating expenses

Research and development, net. Research and development expenses, net of grants received during prior years, increased by $0.6 million, or 31.3%, to $2.6 million in 2014 from $2.0 million in 2013. The increase was mainly driven by accelerated development activities, increased depreciation costs, expenses related to share-based rights granted during 2014.

Marketing and selling. Marketing and selling expenses increased by $4.7 million, or 9.1%, to $55.9 million in 2014 from $51.2 million in 2013. This increase resulted primarily from the need to support our growing business in the United States. During 2014 we grew our marketing and sales organization by 45 employees globally, primarily in the United States. We also increased our direct advertising and promotion activities in 2014.

General and administrative. General and administrative expenses increased by $3.2 million, or 9.7%, to $36.1 million in 2014 from $32.9 million in 2013. This increase was driven primarily by an increase in our operations in the United States, higher legal expenses related to our ongoing litigation and, to a lesser extent, growing audit fees mainly related to compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and an increase in expenses related to our ERP support and improvement activities.

Finance expenses, net

Finance expenses, net decreased by $0.3 million, or 20.2% to $1.0 million in 2014 from $1.3 million in 2013. This decrease resulted primarily from higher net income related to the impact of exchange rates on our derivatives and net monetary assets and liabilities re-valuation, given that unfavorable exchange rate fluctuations were higher in 2014 than in 2013. Lower interest expenses were offset by lower interest income given our reduced bank deposit levels.

Taxes on income

Taxes on income increased by $3.4 million to $13.7 million in 2014 from $10.3 million in 2013, primarily as a result of $19.3 million increase in income before taxes compared with that in 2013. The effective tax rate increased from 13.8% of income before taxes in 2013 to 14.6% in 2013, given the increased tax rates associated with our “Preferred Enterprise” status. See “—Components of our statements of income—Corporate taxes” above. Those local tax rates went up in 2014 compare to 2013 from 12.5% to 16% on income generated by the Sdot-Yam facility and from 7% to 9% on income generated by the Bar-Lev manufacturing facility.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by $0.8 million from $1.0 million in 2013 to $1.8 million in 2014. This increase was due to higher income generated by Caesarstone Canada Inc. in 2014 compared to 2013 given its revenue growth.

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues

Revenues increased by $60.0 million, or 20.2%, to $356.6 million in 2013 from $296.6 million in 2012. The increase in revenues primarily resulted from a 14.9% increase in volume of sales, most notably in the United States, Canada and the rest of the world. The introduction of our new super natural designs in late 2012 in Australia, Israel and Canada and in March 2013 in the United States, along with favorable customer mix, significantly improved average selling prices, which was partially offset by unfavorable exchange rates, primarily related to a weakening of the Australian dollar and the Canadian dollar against the U.S. dollar. On a constant currency basis, revenue grew by $63.9 million in 2013, a growth of 21.6%.

In 2013, our revenue increased in all regions, with the most significant growth in sales in the United States, which increased by over 40% leveraging our increased distribution footprint, the successful introduction of the super natural collection, supported by a positive housing market.

Cost of revenues and gross profit margins

Cost of revenues increased by $25.3 million, or 14.9%, to $194.4 million in 2013 from $169.2 million in 2012. Cost of revenues included a one-time positive inventory adjustment that reduced our cost of revenues by $3.5 million (See ITEM 5: "Application of critical accounting policies and estimates—Inventory valuation"). Cost of revenues increased primarily due to volume increases. Other factors that contributed to the increase include unfavorable exchange rates, related to the strengthening of the NIS and the Euro against the U.S. dollar and unit cost increase, driven by raw material price increase and product mix. Gross margin increased in 2013 to 45.5% from 43.0% in 2012. Excluding the one-time positive inventory adjustment, gross margin was 44.5%. The margin improvement was achieved primarily due to increased average selling price, related to the super natural designs and due to scale benefits. This was partially offset by unfavorable exchange rates, most notably the weakening of the Australian and Canadian dollar and the strengthening of the NIS against the U.S. dollar.

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

Taxes on income

Taxes on income increased by $3.5 million to $10.3 million in 2013 from $6.8 million in 2012, primarily as a result of an increase of $27.5 million in income before taxes compared with 2012. The effective tax rate applicable to us dropped from 14.5% of income before taxes in 2012 to 13.8% in 2013, given the lower local Israeli tax rates associated with our “Preferred Enterprise” status. Those local tax rates went down from 15% in 2012 to 12.5% in 2013, as applied to income generated by the Sdot-Yam facility, and from 10% in 2012 to 7% in 2013, as applied to income generated by the Bar-Lev manufacturing facility. The decreased rates of taxable income were offset by higher income attributable to our subsidiaries, which are located in jurisdictions where tax rates are higher, and a $0.6 million deferred tax liability adjustment associated with a newly levied increase in our Israeli tax rate. Beginning in 2014, this deferred tax liability adjustment comprises a 16% increase in local taxes on income generated by the Sdot-Yam facility and a 9% increase in local taxes on income generated by the Bar-Lev manufacturing facility.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by $0.3 million from $0.7 million in 2012 to $1.0 million in 2013. This increase was due to higher income generated by Caesarstone Canada Inc. in 2013 compared to 2012.

Quarterly results of operations and seasonality

The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from January 1, 2013 to December 31, 2014. We also present reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	June 30, 2013	Mar. 31, 2013
		(in thousands)
Consolidated Income Statement Data:
Revenues:	$113,640	$123,284	$116,064	$94,414	$96,813	$94,320	$88,977	$76,444
Revenues as a percentage of annual revenue	25.4%	27.6%	25.9%	21.1%	27.2%	26.5%	25.0%	21.4%
Gross profit	$48,916	$53,926	$47,622	$39,187	$41,583	$41,998	$44,320	$34,217
Operating income	22,990	31,228	23,557	17,267	19,773	20,917	22,242	13,071
Net income	20,591	27,419	18,776	13,473	17,017	16,461	20,165	10,710
Other financial data:
Adjusted EBIDTA	$28,126	$35,937	$30,361	$22,130	$24,216	$25,231	$24,621	$17,643
Adjusted EBIDTA as a percentage of annual adjusted EBIDTA	24.1%	30.8%	26.1%	19.0%	26.4%	27.5%	26.8%	19.2%
Adjusted net income attributable to controlling interest	$21,023	$26,968	$20,708	$13,800	$17,479	$16,545	$18,620	$11,315
Adjusted net income attributable to controlling interest as a percentage of annual adjusted net income	25.5%	32.7%	25.1%	16.7%	27.3%	25.9%	29.1%	17.7%

	Three months ended
	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	June 30, 2013	Mar. 31, 2013
	(as a % of revenue)

Consolidated Income Statement Data:
Revenues:	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	43.0	43.7	41.0	41.5	43.0	44.5	49.8	44.8
Operating income	20.2	25.3	20.3	18.3	20.4	22.2	25.0	17.1
Net income	18.0	21.5	15.7	14.1	17.6	17.4	22.6	14.0

	Three months ended
	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	June 30, 2013	Mar. 31, 2013
		(in thousands of U.S. dollars)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$20,591	$27,419	$18,776	$13,473	$17,017	$16,461	$20,165	$10,710
Finance expenses (income), net	(911)	(1,029)	1,420	1,565	416	1,113	(404)	189
Taxes on income	3,310	4,838	3,361	2,229	2,340	3,343	2,481	2,172
Depreciation and amortization	4,436	4,196	4,299	4,245	3,894	3,803	3,684	3,613
Excess cost of acquired inventory(a)	—	123	108	—	15	31	72	70
Share-based compensation expense (b)	700	524	801	618	534	480	611	889
Inventory - change of estimate (c)	—	—	—	—	—	—	(3,458)	—
Follow-on expense(d)	—	—	657	—	—	—	1,470	—

Taxable employees fringe benefits settlement (e)	—	—	939	—	—	—	—	—
Settlement with the tax authorities (f)	—	(134)	—	—	—	—	—	—
Adjusted EBITDA	$28,126	$35,937	$30,361	$22,130	$24,216	$25,231	$24,621	$17,643

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

(b)
In 2013, share-based compensation consisted of expenses related to stock options granted to our employees. In 2014, share-based compensation consisted primarily of expenses related to stock options granted to our employees as well as expenses related to Share based rights granted during 2014.

(c)	Relates to a change in estimate for the value of inventory following the implementation of our new ERP system in April 2013.
(d)
In 2014, follow-on offering expenses consist of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by our former shareholder, Tene to certain of our employees that under US GAAP we are required to expense against paid-in capital. In 2014, follow-on offering expenses consist of direct expenses related to a follow-on offering that closed in June 2014.

(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the NII.
(f)	Relates to a refund of Israeli VAT associated with a bad debt from 2007.

	Three months ended
	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	June 30, 2013	Mar. 31, 2013
		(in thousands of U.S. dollars)
Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$20,418	$26,545	$18,206	$13,270	$17,005	$16,103	$19,718	$10,518
Excess of acquired inventory(a)	—	123	108	—	15	31	72	70
Share-based compensation expense(b)	700	524	801	618	534	480	611	889
Inventory – Change of estimate(c)	—	—	—	—	—	—	(3,458)	—
Follow-on expenses(d)	—	—	657	—	—	—	1,470	—
Provision for employees fringe benefits(e)	—	—	939	—	—	—	—	—
Settlement with the tax authorities(f)		(134)	—	—	—	—	—	—
Tax adjustment(g)	—	—	342	—	—	—	—	—
Total adjustments before tax	700	513	2,847	618	549	511	(1,305)	959
Less tax on above adjustments	95	90	345	88	75	69	(207)	162
Total adjustments after tax	605	423	2,502	530	474	442	(1,098)	797
Adjusted net income attributable to controlling interest	21,023	26,968	20,708	13,800	17,479	16,545	18,620	11,315
Adjusted net income attributable to the Company’s ordinary Shareholders	$21,023	$26,968	$20,708	$13,800	$17,479	$16,545	$18,620	$11,315
Adjusted diluted EPS	$0.59	$0.76	$0.58	$0.39	$0.49	$0.47	$0.53	$0.32

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

(b)	In 2014, share-based compensation consisted primarily of expenses related to stock options granted to our employees as well as expenses related to Share based rights granted during 2014.
(c)	Relates to a change in estimate for the value of inventory following the implementation of our new ERP system in April 2013.
(d)
In 2013, follow-on offering expenses consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus paid by ours former shareholder, Tene, to certain of our employees that under US GAAP we are required to expense against paid-in capital. In 2014, follow-on offering expenses consist of direct expenses related to a follow-on offering that closed in June 2014.

(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the Israeli NII.
(f)	Relates to a refund of Israeli VAT associated with a bad debt from 2007.
(g)	Relates to an adjustment in taxes as a result of a tax settlement we reached with Israeli tax authorities.

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

In 2014, sales volume increased by 15.3% from the first quarter to the second quarter and by 4.1% from the second quarter to the third quarter. 2014 fourth quarter volume was 5.4% below that of the third quarter. In 2013, sales volume increased by 13.5% from the first quarter to the second quarter and by 6.8% from the second quarter to the third quarter. 2013 fourth quarter volume was similar to the third quarter of 2013, despite seasonality, due to our ability to fully close on pent-up delivery backlog, which was created in connection with the change of our ERP system. We expect in the future that our adjusted EBITDA and adjusted net income attributable to controlling interest will correlate with sales volume and will be highest in the third quarter and lowest in the third quarter, as indicated by the quarterly results for 2014 and 2013, shown above.

Application of critical accounting policies and estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

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

Allowance for doubtful accounts

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $1.1 million, $1.9 million and $2.2 million as of December 31, 2012, 2013 and 2014, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and substantially all of the balance consists of raw materials. Inventories are valued at the lower of cost or market, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and aging. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories and market prices lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $5.8 million, $6.3 million and $7.7 million as of December 31, 2012, 2013 and 2014, respectively. In the second quarter of 2013, following the implementation of a new ERP system, we refined our method of finished goods costing based on the ERP system's ability to create in enhanced and refined bill of materials for each stock keeping unit. This resulted in more accurate value for each finish goods or work-in-process product held in inventory. The refinement provided by the new system gave us a more complete matching of inventory costs incurred with cost of revenues. This refinement resulted in a change of estimate for the value of inventory amounted to $3.5 million reducing our cost of revenues in the same amount.

Goodwill and other long-lived assets

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets in the acquisition. In accordance with ASC Topic 350, “Intangibles—Goodwill and Other,” we do not amortize goodwill, but test for goodwill impairment by comparing the fair value and carrying value of our reporting unit during the fourth quarter of each fiscal year (or more frequently if impairment indicators arise). We have only one reporting unit, and we determine its fair value based on our market capitalization.  Goodwill was tested for impairment by comparing its fair market value with its carrying value. As of December 31, 2014, no impairment losses had been identified. If the carrying value exceeds the fair value, we would then calculate the implied fair value of goodwill as compared to its carrying value to determine the appropriate impairment charge.

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

Business combinations

In accordance with ASC 805 “Business Combinations,” we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to future expected cash flows from customer relationships and distribution agreements, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Management estimated the fair values with the assistance of a third-party valuation firm in connection with our acquisition of the remaining 75% equity interest in Caesarstone USA, our acquisition of the business of our former Western Canada distributor and our acquisition of the business of our former Singapore distributor. See Note 1b and 1c to our financial statements included elsewhere in this annual report for further information regarding the purchase price allocation for these acquisitions.

Accounting for contingencies

We are subject to contingencies, including legal proceedings and claims arising out of our business that cover a wide range of matters, including, in particular, product liability. We are required to provide accruals for direct costs associated with the estimated resolution of such contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Future results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

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

We file income tax returns in Australia, Canada, Israel, Singapore and the United States. The Israeli tax authorities audited our income tax returns for the fiscal years leading up to and including 2011. We may therefore only be subject to examination by the Israel tax authorities for income tax returns filed for the 2012 fiscal year and any subsequent years. Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

Share-based compensation

We apply ASC 718 “Compensation – Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to our employees, including employee stock options which we started to grant following the IPO. Stock-based compensation expense associated with employee stock options in 2014 and 2013 was $1.4 and $2.5 million, respectively.

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

In September 2010, our CEO notified us of his decision to exercise his right to receive an award bonus with respect to 335,000 vested shares calculated based on our SBC EBITDA. The award bonus amount relating to the 335,000 shares exercised was calculated based on our SBC EBITDA for 2010 and totaled $2.8 million, which we paid in June 2011. In October 2011, our CEO notified us of his decision to exercise his right to receive an award bonus with respect to a further 175,000 vested shares. The calculation of the award bonus amount was based on SBC EBITDA for 2011. The award bonus was paid on April 1, 2012 and totaled $1.5 million.In order to determine the fair value of the unexercised award at December 31, 2011, we determined that the probability of an IPO remained at 85% and estimated our enterprise value using multiplies of EBITDA and an IPO discount based on discussions regarding market conditions that we had with our underwriters. The fair value of the award upon a non-exercise event (e.g., remaining private) was determined using the SBC EBITDA multiple set forth in the award agreement. Based on these considerations, we determined that the fair value of the award for the unexercised 175,000 shares was $1.9 million and, when added to the amount accrued for the 175,000 exercised shares, the total accrual was $3.7 million at December 31, 2011. Based on the IPO price of $11.00, we made a payment of $1.5 million to our CEO in connection with the automatic exercise of the award in April 1, 2012.

Phantom share-based payment

During 2014, we granted several of our employees a right to a bonus payment based on an increase in our ordinary share value (the “phantom award”) and under which the employees are entitled to receive in cash or shares, in our discretion, the difference between exercise price, subject to adjustments for dividend distributions made until the actual payment of the bonus and the value of our ordinary shares with such bonus right vesting over a four-year period on an annual basis.

According to ASC 718-10, “instruments that are required to be cash-settled (e.g., cash-settled stock appreciation rights) or require cash settlement on the occurrence of a contingent event that is considered probable” should be treated as a liability. As such, in this case, the share-based compensation is accounted for as a liability award. According to ASC 718-10, in connection with the measurement of the liability settlement, the value of the award should be measured each reporting date until settlement. The fair value of the phantom award was calculated using the Binominal option pricing model.

After implementing the above accounting treatment, the liability balance that we recorded as of December 31, 2014 was $1.6 million.  As of December 31, 2014, there was $2.5 million of total unrecognized compensation cost related to the phantom award.

As of December 31, 2014, we estimated the fair value of stock options granted using the binominal option pricing model with the following weighted average assumptions:

December 31, 2014

Dividend yield	0.0%
Expected volatility	45.0%
Risk-free interest rate	1.9%
Expected life (in years)	6.3

B.	Liquidity and Capital Resources

Our primary capital requirements have been to fund production capacity expansions, as well as investments in and acquisitions of third-party distributors, such as our acquisition of the business of our former Australian distributor, our investment in and acquisition of Caesarstone USA, formerly known as U.S. Quartz Products, Inc and the construction of our new manufacturing facility in the United States. Our other capital requirements have been to fund our working capital needs, operating costs, meet required debt payments and to pay dividends on our capital stock.

Capital resources have primarily consisted of cash flows from operations, cash generated from the March 2012 IPO, proceeds from the Bar-Lev sell and lease back arrangement and borrowings under our credit facilities. Our working capital requirements are affected by several factors, including demand for our products, raw material costs and shipping costs.

Our inventory strategy is to maintain sufficient inventory levels to meet anticipated customer demand for our products. Our inventory is significantly impacted by sales in the United States, Australia and Canada, our largest markets, due to the 40-60 days required to ship our products to these locations. In addition, our establishment of direct distribution channels has impacted our inventory. In September 2010, we signed an agreement to establish a joint venture, Caesarstone Canada Inc., with our third-party distributor in Eastern Canada, Ciot. In May 2011, we executed an agreement to purchase the remaining 75% equity interest in Caesarstone USA. Our inventory level increased by $3.0 million due to the purchase of Ciot’s inventory by Caesarstone Canada Inc. during 2010, with proceeds from shareholder loans. Our inventory level increased by $12.7 million as a result of our purchase of Caesarstone USA’s inventory and Caesarstone Canada Inc.’s purchase of the inventory of our former third-party distributor in Western Canada, during 2011. We continue to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process.

We minimize working capital requirements through our distribution network that allows sales and marketing activities to be provided by third-party distributors. We believe that, based on our current business plan, our cash, cash equivalents and short term bank deposits on hand, cash from operations and borrowings available to us under our revolving credit line and short-term facilities, we will be able to meet our capital expenditure and working capital requirements, and liquidity needs for at least the next twelve months. We may require additional capital to meet our longer term liquidity and future growth requirements. Continued instability in the capital markets could adversely affect our ability to obtain additional capital to grow our business and would affect the cost and terms of such capital.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	As of December 31,
	2014	2013	2012
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$76,024	$75,670	$35,270
Net cash used in investing activities	(27,726)	(54,077)	(58,180)
Net cash provided by (used in) financing activities	(26,671)	(26,424)	42,480

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

Cash provided by operating activities increased by $0.4 million in 2014 compared to 2013, despite growth of $15.9 million in net income, mainly as a result of inventory increase of $22.3 million during 2014 compared to $7.3 million in 2013. Cash provided by operating activities increased by $40.4 million in 2013 compared to 2012 as a result of a $24.0 million increase in net income and a $5.8 million increase in accrued expenses compared to a decrease of $9.9 million in 2012.

Cash used in investing activities

In 2014, 2013 and 2012, our capital expenditures in cash totaled $86.4 million, $27.4 million, and $13.5 million, respectively. Capital expenditures from 2014 related primarily to our capacity expansion projects, with the majority invested in the new U.S. production facility and a much smaller portion going toward the completion of the fifth production line at our Bar-Lev facility in Israel. Capital expenditures in 2013 included $14.9 million for the construction of the fifth line in Bar-Lev and $3.6 million for the construction of the new manufacturing facility in the United States. Capital expenditures from 2012 related primarily to maintenance capital expenditures and did not include the addition of any new production lines. Net cash used in investing activities for the years ended December 31, 2014, 2013 and 2012 were $27.7, $54.1 million, and $58.2 million, respectively. In 2014, our cash used in investing activities was $27.7 million, consisting principally of $86.4 million of capital expenditures offset by $58.0 million of bank deposits converted to cash. In 2013, our cash used in investing activities was $54.1 million, consisting primarily of $26.3 million of cash converted to bank deposits and $27.4 million of capital expenditures. In 2012, our cash used in investing activities was $58.2 million, consisting primarily of $43.7 million of cash converted to bank deposits and $13.5 million of capital expenditures.

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

Cash provided by (used in) financing activities

Net cash used in financing activities for 2014 was $26.7 million, which included a $20.0 million dividend to our shareholders in December 2014, $5.5 million of net loan repayments and $1.2 million of repayment of a financing leaseback arrangement related to our Bar-Lev facility, as described in “—Land purchase agreement and leaseback.” Net cash used in financing activities for 2013 was $26.5 million, which included a $20.1 million dividend to our shareholders in December 2013, $5.2 million of net loan repayments and $1.1 million of repayment of a financing leaseback related to the Bar-Lev transaction. Net cash provided by financing activities for 2012 was $42.5 million, which included $76.8 million of net IPO proceeds and $10.9 million of proceeds from the Bar-Lev manufacturing facility sale-leaseback arrangement, offset by a $27.2 million dividend to our pre-IPO shareholders, $11.4 million of net loan repayments and $6.2 million of contingent consideration related to our acquisition of Caesarstone USA.

Credit facilities

As of December 31, 2014, we did not have any debt from commercial banks. Our long-term debt consists only of financing the lease-back related to the Bar-Lev sale and lease-back transaction with the Kibbutz. We also received a loan on January 17, 2011, in the amount of CAD 4.0 million ($4.1 million) to Caesarstone Canada Inc. by its shareholders, Ciot and ourselves, on a pro rata basis. The loan bears an interest rate until repayment at a per annum rate equal to the Bank of Canada’s prime business rate plus 0.25%, with the interest accrued on the loan paid on a quarterly basis. The loan balance as of December 31, 2014 was $1.6 million (reflects the portion of the loan received from Ciot), which was included in account payables to related parties.

As of December 31, 2014, we had short-term credit lines with total availability of $9.9 million, consisting of $0.3 million from Israeli banks, none of which were utilized, and $9.6 million from Canadian banks none of which were utilized. Our revolving credit lines from Israeli banks and Canadian banks are subject to annual renewal.

Our credit facilities and services provided by banks in Israel are secured with a “Negative floating pledge,” whereby we committed not to pledge or charge and not to undertake to pledge or charge our general floating assets.

Capital expenditures

Our capital expenditures have included the expansion of our manufacturing capacity and capabilities, and investment and improvements in our information technology systems. In 2014, 2013, and 2012, our capital expenditures were $86.4, $27.4 million, and $13.5 million, respectively. We anticipate that we will continue to invest in capacity expansions in the next few years. Our investments related to the new U.S. manufacturing facility with first two production lines and the fifth production line in Israel are currently estimated to be approximately $115 million and $24 million, respectively, with approximately $75 million of the total U.S. investment being invested through December 31, 2014. The first production line in the new U.S. facility is planned to be operational in the second quarter of 2015, and the second production line is planned to be operational in the fourth quarter of 2015. After completion of first phase implementation of a new global ERP system in Israel and Canada in 2013, we completed in 2014 the roll-out of the ERP system in the United States and Australia. The investment in the roll-out phase was $0.8 million.

Land purchase agreement and leaseback

Pursuant to a land purchase agreement entered into on March 31, 2011, which became effective upon our IPO, Kibbutz Sdot-Yam  acquired from us, our rights in the lands and facilities of the Bar-Lev Industrial Park in consideration for NIS 43.7 million (approximately $ 10.9 million). The carrying value of the Bar-Lev Grounds at the time of closing this transaction was NIS 39.0 million (approximately $ 9.9 million).  The land purchase agreement was executed simultaneously with the execution of a land use agreement.

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

C.	Research and Development, Patents and Licenses

Our research and development department is located in Israel and is comprised of 14 employees with extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. A small portion of our research and development efforts had benefited from grants from the OCS in the Israeli Ministry of Economy. OCS program ended during 2013. In 2014, research and development costs accounted for approximately 0.6% of our total revenues.

We have begun to pursue a strategy of seeking patent protection for some of our technologies. We have obtained patents for certain of our technologies and have pending patent applications that were filed in various jurisdictions, including the United States, Europe, Australia, China and Israel, which relate to our manufacturing technology and certain products.  We act to protect other innovative proprietary technologies developed by us by implementing confidentiality protection measures without pursuing patent registration. No patent application is material to the overall conduct of our business.

 Research and development expenses, net of grants received, were $2.6 million, $2.0 million and $ 2.1 million in 2014, 2013 and 2012, respectively.
For a description of our research and development policies, see “ITEM 4.B: Information on Caesarstone—Business Overview—Research and development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.	Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2014 are summarized in the following table:

	2015	2016	2017	2018	2019	2020 and thereafter	Other	Total (unaudited)
	(in thousands of U.S. dollars)
Sale-leaseback	$1,092	$1,092	$1,092	$1,092	$1,092	$3,002	—	$8,462
Operating lease obligations	10,395	8,737	7,442	6,133	5,373	$47,683	—	85,763
Purchase obligations(1)	27,062	—	—	—	—	—	—	27,062
Accrued severance pay, net(2)	—	—	—	—	—	—	473	473
Uncertain tax positions(3)	—	—	—	—	—	—	417	417
Other long-term liabilities(4)	—	—	—	—	—	—	6,885	6,885
Total	$38,549	$9,829	$8,534	$7,225	$6,465	$50,685	$7,775	$129,062
____________

(1)
Consists of enforceable and legally binding purchase obligations to suppliers. Does not include purchase obligations to Microgil, our former third-party quartz processor in Israel, based on a quartz processing agreement entered into between us and Kfar Giladi that was subsequently assigned to Microgil, an entity that we believe is controlled by Kfar Giladi. It is our position that the production facility established by Kfar Giladi and Microgil was not operational until approximately two years after the date required by the Processing Agreement, and as a result, we were unable to purchase minimum quantities set forth in the Processing Agreement. It is also our position, which is disputed by Kfar Giladi and Microgil, that the Processing Agreement was terminated by us following its breach by Kfar Giladi and Microgil. See “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the relevant employee and there is no obligation if the employee voluntarily resigns. See also Note 2q to our consolidated financial statements included elsewhere in this annual report for further information regarding accrued severance pay.

(3)
Uncertain income tax positions under ASC 740 (formerly FIN 48) guidelines for accounting for uncertain tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amounts or timing of settlement. See Note 12 to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740.

(4)	Includes other long-term balance sheet liabilities.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers, their ages and positions as of February 28, 2015, are as follows:

Name	Age	Position
Officers
Yosef Shiran	52	Chief Executive Officer
Yair Averbuch	54	Chief Financial Officer
David Cullen	55	Chief Executive Officer Caesarstone Australia
Sagi Cohen	45	Chief Executive Officer Caesarstone USA
Giora Wegman	63	Deputy Chief Executive Officer
Michal Baumwald Oron	41	Vice President Business Development and General Counsel
Eli Feiglin	47	Vice President Marketing
Erez Schweppe	50	Vice President Sales
HaHHarel Boker	65	Vice President of Operations
Tzvika Rimon	63	Israel Country Manager
Erez Margalit	47	Vice President Research and Development
Lilach Gilboa	42	Vice President Human Resources

Directors
Maxim Ohana	64	Chairman
Yonatan Melamed(1)(4)	71	Director
Moshe Ronen(2)(3)(4)	64	Director
Shachar Degani	48	Director
Irit Ben-Dov (1)(2)(3)(4)(5)	44	Director
Ofer Borovsky (1)(2)(3)(4)(5)	60	Director
Ram Belinkov(4)	59	Director
Avner Naveh	65	Director
Ofer Tsimchi(4)	55	Director
Or Gilboa	37	Director
Amihai Beer	34	Director
_______________________
(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating committee.
(4)	Independent under the Nasdaq rules.
(5)	External director under the Israeli Companies Law.

Executive Officers

Yosef Shiran has served as our Chief Executive Officer since January 2009 and serves as the chairman of our subsidiaries in the United States, Australia, Canada and Singapore. Starting from May 2014, Mr. Shiran serves as a director at Anagog Ltd., a company developing technology for parking locating and spotting. Prior to joining us, in August 2008, Mr. Shiran established operations for a company wholly-owned by him in the textile industry. From January 2001 to August 2008, Mr. Shiran served as Chief Executive Officer and director of Tefron Ltd., an Israeli manufacturer of intimate apparel and activewear that was listed on the New York Stock Exchange and is currently listed on the Tel Aviv Stock Exchange. From 1995 to 2000, Mr. Shiran served as Chief Executive Officer of Technoplast Industries Ltd., an injection molding and plastic extrusion manufacturing company that was listed on the Tel Aviv Stock Exchange and the London Stock Exchange. Between 1989 and 1995, Mr. Shiran held different managerial positions in the building and electric infrastructures industries. Between 2002 and 2006, Mr. Shiran served as the Chairman of the Board of Directors of Alba Health, LLC, and a U.S. affiliate of Tefron Ltd. that developed and manufactured textile products for the healthcare industry. Between 2001 and 2008, Mr. Shiran served as Chairman and a director in other private companies. From June 2007 to December 2008, Mr. Shiran served as the chairman of the Textile Manufacturers Association of Israel. Mr. Shiran holds a B.Sc. degree in Industrial Engineering from Ben Gurion University, Israel and an M.B.A. from Bar Ilan University, Israel.

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

Giora Wegman has served as our Deputy Chief Executive Officer since August 2010 and since October 2014 has served as a member of the Kibbutz Sdot-Yam economic council. From June 2008 to July 2010, Mr. Wegman served as a member of our board of directors, and from June 2008 he has served as the Manager of Business of Kibbutz Sdot-Yam. From 1988 to July 2008, Mr. Wegman held various management positions in our Company. From 2000 to February 2006, he served as Co-CEO, and from February 2006 to July 2008, he served as our Deputy CEO. Mr. Wegman holds a B.A. in Mechanical Engineering from Rupin College, Israel.

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

Tzvika Rimon has served as our Israel Country Manager since 1998. Prior to joining us, from 1983 to July 1998, Mr. Rimon served as Marketing and Sales Manager at Carmel Carpets Ltd., a carpet manufacturing company. From 1979 to 1983, Mr. Rimon served as Sales Manager at ELISRA LTD, an Israeli electronics company.

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

Directors

Maxim Ohana has served as the Chairman of our Board of Directors since December 2010. From April 2007 until January 2013, Mr. Ohana served as Chairman of the financial committee of Kibbutz Sdot-Yam. From 2000 to 2008, Mr. Ohana served as Chief Executive Officer of Sdot-Yam Marble Floors Company (1995) Ltd. From 1997 to 2000, Mr. Ohana served as Chief Executive Officer of Hagor Industries Ltd. From 1993 to 1997, Mr. Ohana served as Chief Executive Officer of Cement Products Caesarea Ltd. From 1990 to 1993, Mr. Ohana served as Chief Executive Officer of Kibbutz Sdot-Yam’s business. Mr. Ohana remains a member of Kibbuts Sdot-Yam. He holds a diploma in general studies from the Kibbutzim Seminar, Israel.

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

Moshe Ronen has served as a director since February 2004. From February 1992 to March 1999, Mr. Ronen served as Chief Executive Officer of Golden Channels Ltd. From September 2000 to October 2005, Mr. Ronen served as Chief Executive Officer of Golden Pages Ltd. From June 2004 to November 2013, Mr. Ronen served as a director of Knafaim Holding Limited, an Israel-based tourism and air aviation services company, traded on the Tel Aviv Stock Exchange. From January 2013 to January 2015, Mr. Ronen has served as a member of the board of governors and management committee of The Wingate Institute, an Israeli national center for physical education and sport. Mr. Ronen holds a B.Sc. in Mathematics, Statistics and Complementary Studies from the Hebrew University, Israel.

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

Irit Ben-Dov has served as our director since March 2012 as an external director under the Companies Law. Since February 2015 Ms. Ben-Dov has served as the VP Finance and CFO of Amiad Water Systems Ltd. (traded on the Alternative Investment Market of the London Stock Market), an Israeli manufacturer which specializes in developing and marketing environmentally-friendly filtration solutions for industrial, municipal, and agricultural use. Since November 2013 to February 2015 Ms. Ben-Dov has served as the VP of Business and Finance of Baccara-Geva, an Israeli manufacturer of pneumatics, automation and control solutions. From January 2012 to October 2013, Ms. Ben-Dov has served as the Chief Financial Officer of Plassim Group, an Israeli manufacturer of plastic pipes and fittings. From January 2011 to December 2011, Ms. Ben-Dov served as the Chief Financial Officer of Dynasec Ltd., a risk management and regulatory compliance software start-up company. From November 2003 to June 2010, Ms. Ben-Dov served as Chief Financial Officer of Maytronics Ltd., an Israeli public company. From 2001 to 2003, Ms. Ben-Dov served as an accountant at Ernst & Young, Israel, and from 1996 to 2001, served as a cost accountant in Kibbutz Yizrael. Ms. Ben-Dov currently serves as an external director and chairperson of the audit committee of Poliram Ltd., an Israeli public company and as an external director of Miluot Development Company of Haifa Gulf Farmsteads Ltd., an Israeli company. Ms. Ben-Dov holds a B.A. in Statistics from Haifa University, Israel and an M.B.A. from Derbi University, Israel. Ms. Ben-Dov is an Israeli Certified Public Accountant.

Ofer Borovsky has served as our director since March 2012 as an external director under the Companies Law. Since May 2005, Mr. Borovsky has served as the Joint Chief Financial Officer of Plasson Industries Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange and Plasson Ltd., a private Israeli company. From 2004 to 2007, Mr. Borovsky served as a marketing consultant to R.M.C. Ltd., a fish food producer and marketing company. From 2004 to 2009, Mr. Borovsky served as a member of the Financial Committee of Granot Ltd., an Israeli cooperative association. From 2005 to 2008, he served as the chairman of the Investment Committee at Yaniv Pension Fund. From 2000 to 2004, Mr. Borovsky served as treasurer of Plasson Industries Ltd., Plasson Ltd. and Kibbutz Maagan Michael and its corporations. From 1990 to 2000, Mr. Borovsky served as marketing manager for the Kibbutz Maagan Michael fish industry and Mag Noy Ltd., an ornamental fish export company, and from 1985 to 1990, he served as treasurer of Plasson Industries Ltd. and Kibbutz Maagan Michael and its corporations. Mr. Borovsky currently serves as an external director of Gan Shmuel Foods Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange and as a director of Plasson Industries Ltd. and Plasson Ltd. Mr. Borovsky holds a B.A. in Business Administration and Economics from Rupin College, Israel, an M.B.A. from Manchester University, United Kingdom and D.B.A. from the Business School Lausanne in Lausanne, Switzerland.

Ram Belinkov has served as our director since December 2013. Mr. Belinkov currently serves as Chairman of Board of Directors of Israel Ports Development & Assets Company Ltd. and Kafrit Industries (1993) Ltd. (Kibbutz Kfar-Aza), as well as an independent director of Melisron Ltd., both of which are traded on the Tel-Aviv Stock Exchange. Mr. Belinkov currently serves as a director of Meyrablin Investments Ltd., Meyrablin Consultancy and Investments (2007) Ltd. and Amrav Investments Ltd, private companies, owned by Mr. Belinkov, as well as a chairman of the Investment Committee of the Pension Fund of the Jewish Agency for Israel. Mr. Belinkov previously served as a director of Netivei Ayalon Ltd., Ketter Tovala Ltd. Mifalei Tovala Ltd., Bezeq the Israel Telecommunication Corp. Ltd. and Zim Integrated Shipping Services Ltd. Mr. Belinkov previously served as the Head of the Budget Department at the Ministry of Finance, the General Manager of the Ministry of the Interior. Mr. Belinkov has held a number of senior executive positions in the telecom sector, among them the Chief Executive Officer of HOT and 012 Kavai Zahav. Mr. Belinkov holds a B.A. in Economic and International Relations and an M.B.A. specializing in accounting and finance, both from the Hebrew University of Jerusalem.

Avner Naveh has served as our director since February 2014. Mr. Avner Naveh served as a Fighter Pilot and an Officer in a wide variety of positions at both bases and the headquarters of the Israeli Air Force (“IAF”) from 1969 until 2000. In his latest position in the IAF, Mr. Naveh served as the IAF Chief of Staff and Deputy Commander, responsible for the Air Force's strategic planning and annual work program. Mr. Naveh retired from the IAF as a Brigadier General. Currently, Mr. Naveh serves as chairman of the board of directors of Drorim Retirement Village Ltd. since 2011, and as an external director of Zur Shamir Holdings Ltd. and Ashtrom Properties Ltd., both of which are traded on the Tel Aviv Stock Exchange Ltd. since 2009. From 2009 to 2010, Mr. Naveh served as a director of Hadassah Medical Organization (HMO). From 2002 to 2008, Mr. Naveh served as a director of Inter-Gamma Investments Ltd. From 2001 to 2007, Mr. Naveh serves as a director of ECI Telecom, Ltd. Mr. Naveh also provides consulting and business development services to Rafael Advanced Defense Systems Ltd., to Vision-Map Ltd. and to Coral Rom Aviation Ltd. Mr. Naveh holds a bachelor’s degree in Economics and Business Administration from Bar Ilan University, Israel.

Ofer Tsimchi has served as our director since December 2014.  He is a managing partner of Danbar Group Ltd., which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd. from 2008 to 2011. Mr. Tismchi has been a director of Redhill Biopharma since 2011, Maabarot Products Ltd. since 2014, and Kidron Industrial Materials ltd since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group.  From 2002 until 2003, Mr. Tismchi was a Business Development Manager of ProSeed Capital Fund. From 2000 until 2001, Mr. Tismchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

Amihai Beer has served as our director since December 2014.  He has served as a director of Nice-Vend Ltd. since 2011. Mr. Beer has been an associate at AYR Law Firm since 2009. Mr. Beer served as the Economic Counsel Secretary of Kibbutz Sdot-Yam and intends to resign from this position following his recent election to our board of directors. Since 2009 Mr. Beer has been acting as Kibbutz Sdot-Yam's and its Economic Counsel's legal advisor. Mr. Beer holds an LL.B. from the Netanya Academic College, Israel and was admitted to the Israeli Bar in 2009.

Or Gilboa has served as our director since December 2014.  He was the manager of the Company’s Concetto factory from 2011 to 2014. He worked as an Industrial Engineer for Caesarstone Sdot-Yam Ltd. from 2007 until 2011. Mr. Gilboa is a Member of Kibbutz Sdot-Yam and also serves as the Kibbutz’s Business Manager and will continue in such position until the second quarter of 2015. Mr. Gilboa holds a B.Sc. in industrial engineering from the Rupin Academic Center, Israel.

B.	Compensation of Officers and Directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock-based compensation, for the year ended December 31, 2014, was $7.8 million. This amount includes $0.7 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

Pursuant to a management services agreement with a company wholly-owned by our Chief Executive Officer, Yosef Shiran, in consideration for services provided by Mr. Shiran personally, we pay Mr. Shiran a monthly fee of NIS 122,240 ($31 thousands) indexed to the November 2008 Israeli consumer price index plus VAT, as well as provide benefits that are customary for senior executives in Israel, including a car allowance. Mr. Shiran is also entitled to an annual bonus equal to 2.5% of our net income in excess of NIS 20.0 million ($5.1 million) without any guaranteed minimum. Mr. Shiran is entitled to three months’ notice prior to termination of his employment by us and to a further six-month period during which he is entitled to all of his rights under the management services agreement, except in the case of a termination for cause, and is required to continue to provide services to us for three months of the nine-month notice period. An update to the compensation terms of Mr. Shiran is subject to the approval of 75% of our board members in office, in addition to any approvals required under the Companies Law.

Each director, other than the chairman of our board of directors, is entitled to the payment of annual fee of NIS 120,000 ($31,000), and payment of NIS 3,350 ($860) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions that adopted without an actual convening (i.e., unanimous written resolutions) and for participating through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced by 50%; and (2) for participation through media communication, the participation compensation will be reduced by 60%. The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or with regard to resolutions resolved by written consent or teleconference. In addition, our directors are entitled to reimbursement for expenses related to their participation at meetings taking place not at our offices and outside their respective residency area.

The chairman of our board of directors, Maxim Ohana, is entitled to a monthly fee in the amount of NIS 45,000 plus applicable value added tax (VAT) and to an annual bonus of up to five months' fee. The annual bonus amount is to be determined in accordance with the ratio of our actual annual net profit to the annual internal budget, as follows: if 80% of or less, he does not receive a bonus; if  90%, he receives a bonus of 1.25 months of fees; if 100%, he receives a bonus equal to 2.5 months of fees;  if 110%, he receives a bonus equal to 3.75 months of fees; and if 120% or greater, he receives a bonus worth 5 months of fees. The Company provides Mr. Ohana with a vehicle and cellular phone and pay the expenses incurred by him in relation to the performance of his role as our chairman of the board of directors.

For a discussion of the compensation granted to our five most highly compensated office holders during or with respect to 2014, see “Individual Covered Executive Compensation” below, and for a discussion of the compensation paid to our directors during or with respect to 2014, see “Compensation of Directors” below.

Individual Covered Executive Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
	USD
Yosef Shiran	440,915	1,958,106	272,701	39,087	2,710,809
Sagi Cohen	350,000	183,694	79,629	18,863	632,187
David Cullen	453,803	103,725	63,703	3,679	624,910
Erez Margalit	194,509	62,070	260,563	--	517,142
Yair Averbuch	295,039	84,644	127,406	--	507,089

(1)	All Covered Executives are employed by Caesarstone on a full time (100%) basis.

(2)
Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents annual bonuses granted to the Covered Executive based on formulas set forth in the respective resolutions of the Company's Compensation Committee and the Board of Directors.

(4)
Represents the equity-based and phantom share based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2014, based on the option's or phantom units fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2u to our consolidated financial statements.

(5)	Includes mainly leased car and mobile phone expenses.

Employment and consulting agreements with executive officers

We have entered into written employment or service agreements with each of our executive officers and with our chairman of the board of directors.

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

Indemnification agreements

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by law, subject to limited exceptions. We have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from our IPO to the extent that these liabilities are not covered by insurance. See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Equity incentive plan

We adopted the 2011 Incentive Compensation Plan (the “2011 plan”) in July 2011. We provide stock-based compensation under the 2011 plan to our directors, executive officers, employees and consultants, and those of our affiliates. In 2012, we granted to certain of our key employees and our executive officers, options to purchase 1,545,200 of our ordinary shares at a weighted average exercise price of $11.13 per share. Following dividend distributions equal to $0.58 and $0.57 per share made by us in November 2013 and December 2014, respectively and under an adjustment mechanism of the exercise price set forth in the 2011 plan, the current weighted average exercise price is $10.09. As of February 28, 2015, 35,133,568 shares were issued and outstanding. The 2011 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

The number of ordinary shares allocated under the 2011 plan is 2,375,000 ordinary shares, and considering the number of options already granted, we may issue an additional 1,206,580 options under the 2011 plan. The number of shares subject to the 2011 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2011 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2011 plan.

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

The Board recently approved a grant of phantom options to several of our key employees. Each such option entitles its owner to get the intrinsic value of the difference between the share price at the time of such options grant and the share price at the time of the option's exercise. A total of 136,000 phantom options have been granted with a weighted exercise price of $46.65. Following a dividend distribution equal to $0.57 per share made by us in December 2014 and under an adjustment mechanism of the exercise price set forth in the phantom agreements, the current weighted average exercise price is $46.08. The phantom options shall be vested during a four year period, and its value may be paid by us at our election, subject to the board decision, either in cash or by our ordinary shares. Similar terms of the 2011 plan apply to the phantom options. The cost of such grant will be treated as a liability award and, therefore will be subject to quarterly fluctuations associated with our share price. The fair value of the phantom options granted under the plan using a binomial model is estimated to be approximately $4.1 million as of December 31, 2014 out of which $1.6 million was already recognized during the year ended December 31, 2014, and the remaining portion will be recognized over a three-year period commencing January, 2015.

Grant of stock options to chief executive officer

In March 2012, we granted to Yosef Shiran, our Chief Executive Officer, personally, options to purchase ordinary shares equal to 2% of the number of our shares immediately outstanding following the pricing of our IPO in consideration for serving as a director and chairman of the board of directors of our subsidiaries in the United States, Canada, Singapore and Australia. The exercise price of the options was equal to $11.00, the IPO price per share. Additional options, totaling 19,980 shares, were issued after the exercise of the IPO’s over-allotment option by the underwriters, with an exercise price of $11.00. The exercise price of the options was subject to adjustment to reflect the impact of any dividend distributions prior to the exercise of the option and also to reflect the impact of any stock dividend and other rights that could be granted to all of our shareholders, including rights to purchase our securities, and was accordingly adjusted to $10.42 following the dividend distribution in November 2013.

As of February 28, 2015, Yosef Shiran, our Chief Executive Officer, did not hold any options. The grant of new options to Yosef Shiran, our Chief Executive Officer, is subject to the approval of 75% of our board members in office, in addition to any approvals required under the Israeli Companies Law.

C.	Board Practices

Corporate governance practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to the following items:

•
As permitted under the Companies Law, pursuant to our articles of association, the quorum required for any meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital required under the Nasdaq requirements. At an adjourned meeting, any number of shareholders constitutes a quorum for the business for which the original meeting was called.

•	We approve the adoption of, and material changes to, equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions.

Otherwise, we comply with Nasdaq corporate governance rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Global Select Market corporate governance rules. We also comply with Israeli corporate governance requirements under the Companies Law applicable to public companies.

Board of directors and officers

As of  February 28, 2015, our board of directors consists of 11 directors, six of whom are independent under the Nasdaq rules, including Ms. Ben-Dov and Mr. Borovsky, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External directors”). Specifically, our board of directors has determined that Messrs. Yonatan Melamed, Moshe Ronen, Ram Belnikov, Ofer Tsimchi and Ofer Borovsky and Ms. Irit Ben Dov meet the independence standards under the rules of Nasdaq. In reaching this conclusion, the board of directors determined, following the recommendation of our nomination committee, that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.  Further, Ms. Irit Ben-Dov, Mr. Ofer Borovsky and Mr. Moshe Ronen, are each independent under the independence requirements of Rule 10A-3 of the Exchange Act.

Our board of directors determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Companies Law. The board of directors determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov has “accounting and financial expertise”. Our board of directors has further determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov qualifies as an “audit committee financial expert,” as defined by the rules of the SEC and has the requisite financial experience required by the Nasdaq Stock Market rules.

Under our articles of association, the number of directors on our board of directors must be no less than seven and no more than 11 and must include at least two external directors. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting.

Each director holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below, except our external directors, who have a term of office of three years under Israeli law (see “—External directors—Election and dismissal of external directors”).

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

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “—External directors—Qualifications of external directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov has such expertise.

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

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. Appointment of external directors must be made by a general meeting of our shareholders. At a shareholders’ meeting held on December 3, 2014, each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov was re-elected to serve as external directors of the Company for an additional three-year term commencing on March 21, 2015.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of (each an “Affiliated Party”): (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by our controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

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

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the Nasdaq requirements for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

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

Election and dismissal of external directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders or have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

•
the total number of shares held by the shareholders mentioned in the paragraph above that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, each if:

•
his/her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders’ meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee, as described above;

•	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

•
his/her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Global Select Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that: (i) both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the company; (ii) the appointment to the additional term is subject to the reelection provision described above; and (iii) the term during which the nominee served as an external director and the board of directors’ and audit committee’s reasoning for the extension of such term were presented before the general meeting of shareholders prior to the approval of the extension.

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

Nasdaq requirements

Under the Nasdaq rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Yonathan Melamed, Irit Ben Dov and Ofer Borovsky. Irit Ben-Dov serves as the Chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq rules. Our board of directors has determined that each of Ofer Borovsky and Irit Ben-Dov qualify as audit committee financial experts as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq rules.

Each of the members of the audit committee is “independent” under the relevant Nasdaq rules and as defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

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

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq rules, which include, among other responsibilities:

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

Nominating Committee

On September 30, 2014, our board of directors established a nominating committee comprised of three of our directors, Ms. Irit Ben-Dov, Mr. Ofer Borovsky and Mr. Moshe Ronen, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq corporate governance standards.  Our board of directors has adopted a nominating committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

•	conduct of the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates to serve as directors;

•
review and recommend to the board any nominees for election as directors, including nominees recommended by shareholders, and consideration of the performance of incumbent directors whose terms are expiring in determining whether to nominate them to stand for re-election;

•
review and recommend to the board regarding board member qualifications, board composition and structure, and recommend if necessary, measures to be taken so that the board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for the board; and

•
perform such other activities and functions as are required by applicable law, stock exchange rules or provisions in our Articles of Association, or as are otherwise necessary and advisable, in its or the board’s discretion, for the efficient discharge of its duties.

Compensation Committee

We have a compensation committee consisting of three of our directors, Ofer Borovsky, Irit Ben-Dov and Moshe Ronen, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq rules. Ofer Borovsky serves as the Chairman of the compensation committee. Our board has adopted a compensation committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

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

Pursuant to the Companies Law, Israeli public companies are required to appoint a compensation committee comprised of at least three directors, including all of the external directors, who must also constitute a majority of its members. All other members of the compensation committee, who are not external directors, must be directors who receive compensation that is in compliance with regulations promulgated under the Companies Law. In addition, the chairperson of the compensation committee must be an external director. The Companies Law further stipulates that directors who are not qualified to serve on the audit committee, as described above, may not serve on the compensation committee either and that, similar to the audit committee, generally, any person who is not entitled to be a member of the compensation committee may not attend the compensation committee’s meetings.

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

Pursuant to the Companies Law, the compensation policy recommended by the compensation Committee needs to be approved by the board of directors and the company’s shareholders by a simple majority, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter who were present and voted against the policy, holds two percent or less of the voting power of the company. However, under the Companies Law, where shareholders of the company do not approve the compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and board of directors provide detailed reasons for their decision. In addition, pursuant the Companies Law, the compensation policy must be approved, at least once every three years, by the company’s board of directors, after considering the recommendations of the compensation committee.

Our compensation policy became effective on May 18, 2014 following its approval by our board of directors (per the recommendation of our compensation committee), in accordance with the authority granted to our board under the Companies Law.

Our Compensation Policy includes, among other things, provisions relating to equity-based compensation for our executive officers. The compensation policy provides, among others, that: (i) such equity-based compensation is intended to be in a form of share options and/or other equity based awards, such as restricted stock units (“RSUs”), and share-based compensation, in accordance with the Company’s equity incentive plan in place as may be updated from time to time; (ii) all equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to executive officers will vest gradually over a period of between three to four years; and (iii) all other terms of the equity awards shall be in accordance with our incentive plans and other related practices and policies. The board of directors may, following approval by the compensation committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any executive officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law. The compensation policy also provides that the equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer. The fair market value of the equity-based compensation for the executive officers will be determined according to acceptable valuation practices at the time of grant.

In addition, on February 21, 2014, our shareholders approved an amendment to our articles of association under which resolutions of the board of directors will be resolved by a special majority of the directors if specifically required so by the compensation policy. Among others, our compensation policy determines that a grant of equity awards and any compensation to our chief executive officer shall be subject in addition to any approval required by the Israeli Companies Law, to the affirmative vote of at least 75% of the directors then in office.

Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval will also be required, as follows:

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

Executive Officers other than the Chief Executive Officer. The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer) to be approved by, first, the compensation committee; second by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief Executive Officer. The compensation of a public company’s chief executive officer requires the approval of first, the company’s compensation committee; second, the company’s board of directors and third, the company’s shareholders  (by a special majority vote as discussed above with respect to the approval of director compensation).  However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. In addition, our compensation policy provides that a grant of any compensation to our chief executive officer shall be subject, in addition to any approval required under the Israeli Companies Law, to the affirmative vote of at least 75% of the directors then in office.

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

Any person who has a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee or the compensation committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors, the chairman of the audit committee or the chairman of the compensation committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

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

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the approval described above, every three years; however, transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and to other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

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

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer (see “ITEM 10.B: Additional Information—Memorandum and Articles of Association—Acquisitions under Israeli law”) or a private placement which qualifies as a related party transaction (see “—Fiduciary duties and approval of specified related party transactions under Israeli law”), approval at a general meeting of the shareholders of a company is required.

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

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of February 28, 2015, no claims for directors’ and officers’ liability insurance have been filed under this policy and, except with respect to the matter concerning styrene gas emission discussed in “ITEM 4.B: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters,” we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is or may be sought.

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

As of December 31, 2014, we had 1,108 employees, of whom 635 were based in Israel, including 72 individuals who provide services to us through our manpower agreement with Kibbutz Sdot-Yam and with whom we do not have employment relationships, 266 employees in the United States, including 30 employees hired for our manufacturing operations in the State of Georgia, 97 employees in Australia, 87 in Canada and 23 in Asia. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three fiscal years:

	As of December 31,
Department	2014	2013	2012
Manufacturing and operations	659	595	537
Research and development	14	13	12
Sales, marketing, service and support	318	272	259
Management and administration	117	106	75
Total	1,108	986	883

The growth in the size of our global workforce by 122 employees in 2014 is related mainly to demand brought on by our additional manufacturing capacity in Israel and in the United States, as well as to the expansion of our sales and distribution operations in North America. The growth in our global workforce of 103 employees between 2012 and 2013 is largely due to the operation of the fifth production line at our Bar-Lev facility in Israel and our expanded distribution operations in the United States, Australia and Canada, including a shift to direct distribution in the United States Midwestern and Phoenix regions.

Israeli labor laws (applicable to our Israeli employees) govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the NII, which is similar to the U.S. Social Security Administration. Our employees have pension plans in accordance with the applicable Israeli legal requirements.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 28, 2015, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Executive Officers
Yosef Shiran	-	-
Yair Averbuch	*	*
David Cullen	*	*
Sagi Cohen	*	*
Giora Wegman	-	-
Michal Baumwald Oron	*	*
Eli Feiglin	*	*
Erez Schweppe	*	*
HaHHarel Boker	*	*
Tzvika Rimon	*	*
Erez Margalit	*	*
Lilach Gilboa	*	*

Directors
Maxim Ohana	-	-
Yonatan Melamed	-	-
Moshe Ronen	-	-
Ofer Tsimchi	-	-
Or Gilboa	-	-
Shachar Degani	-	-
Amihai Beer	-	-
Irit Ben-Dov	-	-
Ofer Borovsky	-	-
Ram Belinkov	-	-
Avner Naveh	-	-
All directors and executive officers as a group (23 persons)	135,480	0.4%

___________________________________

*      Less than one percent of the outstanding ordinary shares.

(1)   As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 28, 2015 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 35,133,568 ordinary shares outstanding as of February 28, 2015.

All of our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association —Voting.”

Our directors and executive officers hold, in the aggregate, options exercisable for 270,960 ordinary shares, as of February 28, 2015. These options have a weighted average exercise price of $9.85 per share and have expiration dates generally seven years after the grant date of the option.

ITEM 7: Major Shareholders and Related Party Transactions

a.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. For information on the beneficial ownership of each of our directors and executive officers individually and as a group, see “ITEM 6.E: Directors, Senior Management and Employees—Share Ownership.”

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 28, 2015, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 35,133,568 ordinary shares outstanding as of February 28, 2015.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association —Voting.”

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included below under “—Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Kibbutz Sdot-Yam (1)	11,440,000	32.6%
FMR LLC (2)	3,510,284	10.0%
Baron Capital Group, Inc. (3)	3,459,283	9.8%
Columbia Wanger Asset Management, LLC (4)	2,108,942	6.0%

(1) Based on a Schedule 13G filed by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. on January 22, 2015, Kibbutz Sdot-Yam’s shares are held by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd., a wholly-owned subsidiary of Kibbutz Sdot-Yam.  No individual member of Mifalei Sdot-Yam Agricultural Cooperative Society Ltd.has dispositive power or casting vote. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam and makes the voting and investment decisions of Kibbutz Sdot-Yam with regard to its shares, subject to the approval of the general assembly of Kibbutz Sdot-Yam with regard to material issues including dilution of the holdings of Kibbutz Sdot-Yam in the Company or disposition of any of its shares. The Economic Council takes its decisions by majority vote and has eleven members: Amir Rotem (Chairman), Yoram Rozenblat, Marchella Shani, Doron Horev, Giora Wegman, Or Gilboa, Itay Kaezman, Yaakov Gal, Ehud Bear, Tamar Bechor and Shai Bober.

Amihai Beer is currently the secretary of the Economic Council and participates in meetings without voting rights, and intends to resign from this position following his recent election to our board of directors. Or Gilboa has served as a director of our Company since December 2014, and is the business manager of the Kibbutz Sdot-Yam and will continue in such position until the second quarter of 2015. The members of the Economic Council of Kibbutz Sdot-Yam are members of Kibbutz Sdot-Yam. In addition, Mr. Giora Wegman is an executive officer in our company and and Shai Bober is engaged by us. Mr. Maxim Ohana, the chairman of our board of directors, participated in meetings of the Economic Council for 12 months following his termination of his role as the chairman of the Economic Council and ceased attending such meetings in December 2013. Each member of the Economic Council disclaims beneficial ownership of our ordinary shares except to the extent of his or her pecuniary interest therein. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel.

Kibbutz Sdot-Yam is a communal society, referred to in Hebrew as a “kibbutz” (plural “kibbutzim”) with approximately 420 members and an additional 350 residents located in Israel on the Mediterranean coast between Tel Aviv and Haifa. Established in 1940, Kibbutz Sdot-Yam is a largely self-governed community of members who share certain social ideals and professional interests on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all of the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim.

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

Most of the members of Kibbutz Sdot-Yam work in one of the production activities of Kibbutz Sdot-Yam, according to the requirements of Kibbutz Sdot-Yam and the career objectives of the individual concerned. Some other members work outside of Kibbutz Sdot-Yam in businesses owned by other entities. Each member receives income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Sdot-Yam from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Sdot-Yam, and all accommodation, educational, health and old age care services, as well as social and municipal services are provided either by or through Kibbutz Sdot-Yam and are subsidized by Kibbutz Sdot-Yam.

The elected Economic Council is the key economic decision-making body of Kibbutz Sdot-Yam. Kibbutz Sdot-Yam also has a General Secretary and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its General Meeting for terms of four years. A meeting of the members of the Kibbutz may remove a member of the Economic Council by simple majority vote.

Our board of directors operates independently from the Economic Council.  Mr. Shai Bober, who is engaged by us, is also a member of the Economic Council and members of Kibbutz Sdot-Yam. Mr. Ohana is still involved in Kibbutz Sdot-Yam as a member, while Mr. Beer, who serves as secretary of the Economic Council, participates in meetings without voting rights and intends to resign from this position following his recent election to our board of directors. Since March 2014, Mr. Shachar Degani who serves as our director, has served as Kibbutz Sdot-Yam’s General Secretary. In addition, Mr. Beer’s wife and Mr. Gilboa’s mother and brother are employed by the Company. As of December 31, 2014, 72 of our employees, or 6.5% of our total workforce, are also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13G filed with the SEC on March 9, 2015 by FMR LLC, as of December 31, 2014, FMR LLC holds sole voting power over 285,210 shares and sole dispositive power over 3,510,284 shares. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.    Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940 (the “Investment Company Act”), to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co.”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(3) Based on a Schedule 13G/A filed with the SEC on February 17, 2015 by Baron Capital Group, Inc, as of December 31, 2014, BAMCO, Inc. holds shared voting power over 2,780,621 shares and shared dispositive power over 3,205,621 shares; Baron Capital Group, Inc. holds shared voting power over 3,034,283 shares and shared dispositive power over 3,459,283 shares; Baron Capital Management, Inc. holds shared voting and dispositive power over 253,662 shares; and Ronald Baron holds shared voting power over 3,034,283 shares and shared dispositive power over 3,459,283 shares. BAMCO, Inc. and Baron Capital Management, Inc. are subsidiaries of Baron Capital Group, Inc. and Ronald Baron owns a controlling interest in Baron Capital Group, Inc. The address of each holder is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(4) Based on a Schedule 13G/A filed with the SEC on February 11, 2015, as of December 31, 2014, Columbia Wanger Asset Management, LLC holds sole voting power over 1,891,563 shares and sole dispositive power over 2,108,942 shares. The address of Columbia Wanger Asset Management, LLC is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

Changes in Ownership

Prior to our IPO in March 2012, Kibbutz Sdot-Yam owned 18,715,000, or 70.1% of our ordinary shares. After the IPO, due to our issuance of ordinary shares, the Kibbutz’s ownership in our ordinary shares decreased to 56.1%. As a result of two subsequent public offerings of ordinary shares filed in 2013 and 2014, the Kibbutz sold 6,325,000 of the 17,765,000 ordinary company shares it owned, decreasing its ownership percentage to 32.6%.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of February 28, 2015, there were two registered holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder holding approximately 67.4% of our outstanding ordinary shares.

b.	Related Party Transactions

Related Party Transactions Policy

On May 25, 2014, our audit committee adopted a policy, which lays out the procedures for approving transactions with our controlling shareholder, currently Kibbutz Sdot-Yam, and certain of our office holders and other related persons. Pursuant to this policy, as required by the Companies Law, for each transaction with our controlling shareholder or transactions in which our controlling shareholder has a personal interest as well as transactions with our office holders or transactions in which our office holders have a personal interest, our audit committee is required to determine whether such transaction is an extraordinary transaction and, with respect to controlling shareholder transactions only, whether it is a negligible transaction. Subject to our audit committee’s determination, negligible transactions and non-extraordinary transactions are subject to a competitive procedure comprised of obtaining two third party quotes for such transaction and additional requirements as required by the Companies Law. An extraordinary transaction, which is not negligible, is subject, generally, to a tender in addition to the approvals required by the Companies Law. In addition, this policy determines certain transactions with our controlling shareholder as negligible and non-extraordinary transactions which are ongoing transactions but are required to be approved on an annual basis. Pursuant to this policy, we have, and may in the future, engage in transactions with our controlling shareholder and officeholders including with respect to services consumed by us for our operational needs as well as contribute donations to associations in which our controlling shareholder has a personal interest.

Relationship and agreements with Kibbutz Sdot-Yam

Our headquarters, research and development facilities and our two manufacturing facilities in Israel are located on lands leased by us from Kibbutz Sdot-Yam, which beneficially owns 32.6% of our shares. We have entered into certain agreements with Kibbutz Sdot-Yam pursuant to which Kibbutz Sdot-Yam provides us with, among other things, a portion of our labor force, electricity, maintenance, and other services. Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $12.2 in 2014, $10.8 million in 2013, and $10.3 million in 2012 (excludes VAT), as set forth in more detail below. The increase in the amount paid in 2014 is mainly as a result of payments timing. We believe that these services are rendered to us in the ordinary course of our business and that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties. As described below, in March 2012, in connection with the closing of our IPO, certain of our agreements with Kibbutz Sdot-Yam terminated and a new set of agreements became effective.

Under the Companies Law, our audit committee, board of directors and shareholders are required to approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years, unless the company’s audit committee, constituted in accordance with the Companies Law, determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances. Our audit committee has determined that the term of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, except for part of our manpower agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011 as it relates to office holders, and the services agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011 (as amended). This requirement is relatively new, and there is uncertainty regarding its implementation. As a result, the agreements described below between us and Kibbutz Sdot-Yam, to the extent they are for a period that is greater than three years, may require re-approval in the future according to the Companies Law.

References below to VAT are to the Israeli value added tax the rate for which is currently 18%.

Land use agreement

Our headquarters and research and development facilities, as well as one of our two manufacturing facilities, are located on the grounds at Kibbutz Sdot-Yam and include 31,644 square meter of facility and 55,207 square meter of un-covered yard. The headquarters and facilities are located on lands title to which is held by the ILA, and which are leased or subleased to Kibbutz Sdot-Yam pursuant to the following agreements: (i) a 49-year lease from the ILA signed in July 1978 that commenced in 1962 and expired in 2011 and has been extended pursuant to an option in the agreement for an additional 49 years, (ii) a lease from the ILA to Kibbutz Sdot-Yam that expired in 2009 and (iii) In April 2014 Kibbutz Sdot-Yam and the Caesarea Development Corporation entered into a new agreement pursuant to which Kibbutz Sdot-Yam leases the relevant premises (including such premises which are leased by the Kibbutz to us) from the Caesarea Development Corporation until year 2037. This agreement is subject to public recording procedure. Kibbutz Sdot-Yam is currently negotiating a long-term lease agreement with the ILA to replace the second lease agreement referred to above. The ILA may terminate its leases with Kibbutz Sdot-Yam in certain circumstances, including if Kibbutz Sdot-Yam commences proceedings to disband or liquidate or in the event that Kibbutz Sdot-Yam ceases to be a “kibbutz” as defined in the lease (i.e., a registered cooperative society classified as a kibbutz). The ILA may, from time to time, change its regulations governing the lease agreements, and these changes could affect the terms of the land use agreement, as amended, including the provisions governing its termination. Kibbutz Sdot-Yam currently permits us to use the land and facilities pursuant to a land use agreement which became effective on  April 1, 2012 and expires in 20 years.

Under the land use agreement, Kibbutz Sdot-Yam agreed to permit us to use approximately 100,000 square meters of land, consisting both of facilities and unbuilt areas, in consideration for an annual fee of NIS 12.6 million ($3.4 million) in 2012 and NIS 12.9 million ($3.5 million) in 2013 and thereafter. In each case plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011. The annual fee may be adjusted after January 1, 2021 or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the ILA or Caesarea Development Corporation, and every three years thereafter if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel B.M. (“Bank Leumi”). Every addition or deletion of space is accounted for based on the original rates mentioned above.

Accordingly, starting from January 1, 2014 we are making use as needed of additional office  space in Kibbutz Sdot-Yam of approximately 400 square meters, for a monthly fee of NIS 77,956 (approximately $20,000). Such additional area shall be used by us as long as we need it and not later than the end of the new land use agreement. We are currently negotiating a written addendum to the land lease agreement.  Starting from September 2014, we use an additional approximately 9,000 square meters based on our needs and Kibbutz Sdot-Yam's consent under the same terms as the land use agreement, for an additional monthly fee of NIS 10,000 (approximately $2,570) which is not based on the original rates. However, we have the right to return these premises to Kibbutz Sdot Yam earlier, following a 90-day prior written notice.  We are currently negotiating a written addendum to the land lease agreement.

In addition, in the land use agreement, we have waived any claims for payment of NIS 18.0 million ($4.6 million) from Kibbutz Sdot-Yam with respect to prior investments in infrastructure on Kibbutz Sdot-Yam’s lands used by us under the prior land use agreement. Under the new land use agreement, we may not terminate the operation of either of our two production lines at our plant in Kibbutz Sdot-Yam as long as we continue to operate production lines elsewhere in Israel, and our headquarters must remain at Kibbutz Sdot-Yam. Furthermore, we may not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the new land use agreement, except upon one year’s advance written notice with regards to a certain unbuilt area, subject to certain conditions. In addition, subject to limitations, we may be able to sublease lands. Kibbutz Sdot-Yam will have three months to accept or reject a request for sublease, in its sole discretion, provided that if it does not respond within such three-month period, then we will be entitled to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. In such event, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands.

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

We have committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($0.8 million) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, we have committed to pay NIS 200,000 (approximately $51,000) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment deducted in monthly installments over a four-year period beginning in 2013 from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to our Sdot-Yam facility.

While Kibbutz Sdot-Yam is responsible under the agreement for obtaining various licenses, permits, approvals and authorizations necessary for use of the property, we have waived any monetary recourse against Kibbutz Sdot-Yam for failure to receive such licenses, permits, approvals and authorizations.

Pursuant to an agreement dated January 4, 2012, for the settlement of reimbursement for building expenses incurred by us from January 2012, NIS 82,900 (approximately $24,000) and NIS 43,000 (approximately $12,000) will not be included in the land use fees until year 2020 and year 2015, respectively.

Pursuant to these land use agreements, we paid to Kibbutz Sdot-Yam an aggregate of $3.9 million in 2014, $3.7 million in 2013, and $3.5 million in 2012.

Manpower agreement

In March 2001, we entered into a manpower agreement with Kibbutz Sdot-Yam, which was amended in December 2006. Pursuant to the agreement, Kibbutz Sdot-Yam agreed to provide us with labor services staffed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (each a “Kibbutz Appointee”).

The manpower agreement and its amendment from 2006 were terminated on December 31, 2010 and replaced by a new manpower agreement, signed on July 20, 2011, with a term of 10 years from January 1, 2011 that will be automatically renewed, unless one of the parties gives six months’ prior notice, for additional one-year periods. Our audit committee has determined that the term of the manpower agreement with Kibbutz Sdot-Yam is reasonable under the relevant circumstances expect as it relates to office holders. Accordingly, under the Companies Law, the manpower agreement, with respect to office holders, is subject to re-approval by our audit committee, board of directors and general meeting every three years. Under the new manpower agreement, Kibbutz Sdot-Yam provides us with labor services staffed by Kibbutz Appointees. The consideration to be paid for each Kibbutz Appointee is based on our total cost of employment for a non-Kibbutz Appointee employee performing a similar role. Upon adjusting the costs of the current Kibbutz Appointee with a non-Kibbutz Appointee and maintaining several existing terms of engagement of Kibbutz Appointees, our total annual cost related to the engagement of Kibbutz members currently engaged by us increases by approximately NIS 0.7 million ($0.2 million). The number of Kibbutz Appointees may change in accordance with our needs. Under the new manpower agreement we will notify Kibbutz Sdot-Yam of any roles that require staffing, and if the Kibbutz offers candidates with skills similar to other candidates, we will give preference to the hiring of the relevant Kibbutz members. Kibbutz Sdot-Yam is entitled under this new agreement, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee of manpower services through his or her employment by Kibbutz Sdot-Yam and require such appointee to become employed directly by us. Under the new manpower agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 (approximately $64,000) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation. The new manpower agreement also includes Kibbutz Sdot-Yam’s obligation to customary liability, insurance, indemnification and confidentiality and intellectual property provisions.

Pursuant to the manpower agreement, we paid to Kibbutz Sdot-Yam an aggregate of $3.9 million in 2014, $3.9 million in 2013, and $3.8 million in 2012. As of December 31, 2014, we engaged 72 Kibbutz Appointees on a permanent basis.

Services agreement

Pursuant to a services agreement between us and Kibbutz Sdot-Yam, signed on July 20, 2011 and amended on February 13, 2012, the Kibbutz provides us with sewage infrastructure services, water supply, meals, laundry, post-delivery and other services. The agreement is for term of eight years from the closing of our IPO in March 2012 and will automatically renew for additional one-year periods, unless one of the parties gives six months’ prior notice. Under the Israeli Companies Law, the services agreement is subject to re-approval as required by law. Under the agreement, Kibbutz Sdot-Yam is granted a right of first refusal with respect to the services it provides under terms that we may obtain from third parties. The amount that we pay to the Kibbutz generally is determined based on the amount of services we consume. The amount we pay for services is subject to adjustment every six months for increases in the Israeli consumer price index. The new services agreement also includes Kibbutz Sdot-Yam’s obligation to customary liability, insurance and indemnification provisions. We are currently negotiating the renewal of the service agreement with the Kibbutz.

Pursuant to the services agreement, we paid to Kibbutz Sdot-Yam an aggregate of $2.1 million in 2014, $2.1 million in 2013, and  $2.1 million in 2012.

Agreement for Arranging for Additional Accord

Pursuant to the Agreement For Arranging For Additional Accord, signed on July 20, 2011, if we wish to acquire or lease any additional lands, whether on the grounds of our Bar-Lev manufacturing facility, or elsewhere in Israel, for the purpose of establishing new manufacturing facilities or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities’ structure on such land at its own expense in accordance with our needs; (ii) we will perform any necessary building adjustments at our expense; and (iii) Kibbutz Sdot-Yam will lease the land and the facility to us under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price. In addition, under this agreement, Kibbutz Sdot-Yam has agreed not to compete with us as long as it holds more than 10% of our shares. The agreement terminates on October 20, 2017.

Agreement for Additional Land on the Grounds Near Our Bar-Lev Manufacturing Facility

Pursuant to the Agreement For Arranging For Additional Accord, we entered into the Agreement For Additional Land, in August 2013, pursuant to which Kibbutz Sdot-Yam acquired additional land of approximately 13,000 square meters on the grounds near our Bar-Lev manufacturing facility, which we required in connection with the construction of the fifth production line at our Bar-Lev manufacturing facility and leased it to us at market value, in accordance with the terms of the Agreement For Arranging For Additional Accord. Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA (ii) acquire all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse, (iii) perform such preparation work and construction, in conjunction with the administrative body of Bar-Lev industry park and other contractors according to our plans. The warehouse in Bar-Lev will be situated both on the current and new land. The financing of the building of the warehouse is to be made through a loan that will be granted by us to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse, and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot-Yam by us for our use of the warehouse. The principle amount of the loan will bear interest at a rate of 5.3% a year.

We have encountered a delay in the performance of this agreement and, as a result, we are incurring additional costs for storage at third parties’ facilities.

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

Registration Rights Agreement

Pursuant to a registration rights agreement (the “Registration Rights Agreement”), entered into on July 21, 2011 and amended on February 13, 2012, following our IPO in March 2012, Kibbutz Sdot-Yam has the right to request that we file a registration statement registering their shares, provided that the value of the shares to be registered is not less than $5.0 million, net of any underwriting discount or commission and provided further that we are not required to file more than two registration statements in any 12-month period. Kibbutz Sdot-Yam may also request that we file a registration statement on a Form F-3, if we are eligible to use such form, provided that the net value of the shares to be registered is not less than $1.0 million and provided further that we are not required to file more than two registration statements on a Form F-3 in any 12-month period.

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

In April 2013, Tene and Kibbutz Sdot-Yam sold 7,623,930 of our ordinary shares. In June 2014, Kibbutz Sdot-Yam sold 6,325,000 of the then-17,765,000 ordinary Company shares it owned.

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

Caesarstone Canada Inc. is also obligated to distribute 30% of its profits per year as a dividend to its shareholders unless shareholder approval is obtained. In addition, we granted Ciot a put option and Ciot granted us a call option for its interest each exercisable any time between July 1, 2012 and July 1, 2023. Exercise of the put option requires six months prior notice, and if Ciot exercises such option in the future, we will be required to make a cash payment to them. Exercise of the call option does not require prior notice. The different purchase prices of each option following such an exercise is to be calculated based on the corporate value of Caesarstone Canada Inc. according to a formula that includes the number of slabs sold by Caesarstone Canada Inc. and the price per slab for Caesarstone Canada Inc. In January 2011, a loan in the amount of CAD 4.0 million was made to Caesarstone Canada Inc. by its shareholders, Ciot and ourselves, on a pro rata basis.

Agreements with directors and officers

Employment agreements

See “ITEM 6.B: Directors, Senior Management and Employees—Compensation of Officers and Directors—Employment and consulting agreements with executive officers”.

Indemnification agreements

See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

Agreement with Poland distributer

In 2014, we entered into an exclusive distribution engagement with a distribution company in Poland, controlled by Mr. Oren Ohana, the son of Mr. Maxim Ohana, the chairman of our board of directors. The transaction was approved by our board of directors, following the approval of our audit committee in accordance with our related party transactions policy and the requirements of the Companies Law, considering, among others, that the terms of engagement with such distributor are similar to the terms of engagement with other comparable third parties distributers of ours, and that the engagement was made in the ordinary course of business and on market terms. This transaction is not material to us.

c.	Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

a.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2014, please see pages F-4 to F-70 of this report.

Legal Proceedings

Arbitration proceeding with Microgil Agricultural Cooperative Society Ltd.

In November 2011, Kfar Giladi and Microgil, an entity we believe is controlled by Kfar Giladi, initiated arbitration proceedings against us that commenced in April 2012. We refer to Kfar Giladi and Microgil as the “claimants.” The claimants filed a complaint with the arbitrator against us seeking damages of NIS 232.8 million ($59.9 million) and in August 2012, we filed a complaint with the arbitrator against the claimants seeking damages of NIS 76.6 million ($19.7 million). After the claimants filed their affidavits in the arbitration we learned that it took illegal actions in order to obtain evidence. We consider these actions to be a breach of the arbitration clause and accordingly informed the claimants that the arbitration was cancelled. We submitted a claim to the court seeking a declarative judgment that the arbitration’s cancellation was lawful. We also submitted a motion to the court asking to stay the arbitration until the motion claim is adjudicated. We believe that we are entitled to cancel the arbitration under the circumstances described above, but our position is disputed by the claimants, and there is no assurance that we will succeed in the claim or the application.

The arbitration arises out of a dispute related to the Processing Agreement  that we entered into with Kfar Giladi (which subsequently purportedly assigned it to Microgil) in June 2006 pursuant to which Kfar Giladi committed to establish a production facility at its own expense within 21 months of the date of the Processing Agreement to process quartz for us and for other potential customers. Pursuant to the Processing Agreement, we committed to pay fixed prices for quartz processing services related to agreed-upon quantities of quartz over a period of ten years from the date set for the claimants to commence operating the production facility. We estimate that the total amount of such payments would have been approximately $55 million. It is our position that the production facility established by the claimants was not operational until approximately two years after the date required by the Processing Agreement. As a result, we were unable to purchase the minimum quantities set forth in the Processing Agreement and we therefore acquired the quantities of ground quartz that we needed from other quartz suppliers.

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

In January 2012, Microgil notified us that it had closed its production facility as a result of our breach of the Processing Agreement. In April 2012, the claimants filed a claim with the arbitrator against us for NIS 232.8 million ($59.9 million) for alleged damages and losses incurred by them in connection with a breach of the Processing Agreement by us; we are disputing such a breach by us. In August 2012, we filed a claim against the claimants in arbitration for NIS 76.6 million ($19.7 million) for damages incurred by us in connection with Microgil’s malfunctioning operations, Microgil’s breach of the Processing Agreement and the understanding between the parties regarding the agreement after it was terminated, inventory which was not returned to us and was unaccounted for and an unpaid loan, which was granted by us to the claimants.
We intend to defend the arbitration vigorously and to seek damages from Microgil for damage caused to us. However, we cannot provide any assurance that an adverse ruling or a negative outcome will not have a material adverse effect on us.

Claim by former South African distributor

In December 2007, we terminated our agency agreement with our former South African agent, WOMAG, on the basis that it had breached the agreement. In the same month, we filed a claim for NIS 1.0 million ($0.3 million) in the Israeli District Court in Haifa based on such breach. WOMAG has contested jurisdiction of the Israeli District Court, but subsequent appellate courts have dismissed WOMAG’s contest. In January 2008, WOMAG filed suit in South Africa seeking EURO 15.7 million ($19.1 million). In September 2013, the South African Court determined that since a proceeding on the same facts was pending before another court (lis alibis pendens), the South African Court would stay the matter until the conclusion of the Israeli action.

In December 2013, the magistrate’s court in Israel held that we were not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. We have filed an appeal on this judgment to the district court, which was denied by the court. The case in the South African Court is to proceed to trial. Although we intend to vigorously defend the case in the South African court, we believe that we recorded an adequate reserve for this claim.

Claims related to alleged silicosis injuries

Overview

We are subject to a number of claims in Israel by fabricators or their employees alleging that they contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Silicosis is an occupational lung disease that is progressive and sometimes fatal, and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles as a result of poorly protected and controlled, or unprotected and uncontrolled, exposure while working in different occupations, including among other things, processing quartz, granite, marble and other materials and working with quartz can cause silicosis. Silica comprises approximately 90% of engineered stones, including our products, and smaller concentrations of silica are present in natural stones and, therefore, fabrication of engineered stones may create higher exposure to silica dust and, accordingly, may cause a higher risk of silicosis.

Individual Claims

As of today, we are party to 60 pending claims of bodily injury that have been filed against us directly since 2008 in Israel or that have named us as third-party defendants by fabricators or their employees in Israel, by the injured successors, by the State of Israel, or  by others. Such lawsuits include one lawsuit filed by the Israeli NII which was filed with respect to three individuals who filed personal claims against us and one lawsuit where the claimants applied for its class certification. Of 63 claims that had been filed against us, including the 60 pending claims, 62 were filed in Israel and one in the United States, two claims were settled and one claim which was filed in the United States was dismissed, as further detailed below. Out of the 63 claims mentioned above, one claim was filed in 2008, two in 2009, four in 2010, seven in 2011, eight in 2012, eight in 2013, 28 in 2014 and five in 2015 through the filing of this annual report. As of today, we have also received ten letters threatening to file claims against us on behalf of certain fabricators in Israel or their employees in Israel alleging that they contracted illnesses as a result of fabricating our products. Each of the claims named other defendants, such as fabricators that employed the plaintiffs, the Israeli Ministry of Industry, Trade and Employment, distributors of our products and insurance companies.  The pending claims include one lawsuit filed with a petition to be certified as class action, one lawsuit filed by three stone fabricators together and one appeal which was filed in connection with a judgment granted in one of the lawsuits (as further detailed below). In addition, one claim was filed by the NII for subrogation of compensation paid by the NII to certain fabricators who allegedly contracted silicosis. Various arguments are raised in the claims, including, among others, product liability arguments and failure to provide warnings regarding the risks associated with silica dust generated by the fabrication of our products.

Most of the claims do not specify a total amount of damages sought, as the plaintiff’s future damages will be determined at trial; however, damages totaling approximately $22.3 million are specified in 55 of the claims currently pending against us in Israel (excluding the claim that is seeking class action recognition). A claim filed with the  magistrates court in Israel is limited to a maximum of NIS 2.5 million (approximately $642 thousands) plus any fees, and among the 60 pending claims filed against us in Israel, 35 claims were filed in the magistrates court. A claim filed in the district court is not subject to such limitation. As a result, there is uncertainty regarding the total amount of damages that may ultimately be claimed

We intend to vigorously contest pending claims against us, although there can be no assurance that we will succeed in these claims and there is a reasonable possibility that we will be liable for damages in such lawsuits. We currently estimate our total reasonably possible exposure with respect to 47 pending lawsuits (other than the lawsuits filed with a motion to be recognized as a class action) to be approximately $12.1 million, although the actual result of such lawsuits may significantly vary from such estimate. As of today, only one claim was resolved by an Israeli District court, imposing liability of 40% on the self-employed plaintiff and dividing the remaining 60% liability between the State of Israel and us, with 55% imposed on us and 45% on the State of Israel. That judgment was appealed to the Supreme Court by the plaintiff, the State of Israel and us.

Israeli law, as well as the law of other jurisdictions, recognizes joint and several liability among co-defendants in civil suits. In cases where co-defendants are found liable, the plaintiff is entitled to collect all damages from only one of the liable defendants. Thus, even if we are found only partially liable to a plaintiff’s damages, the plaintiff may seek to collect all his damages from us, requiring us to collect separately from our co-defendants their allocated portion of the damages. If defendants are insolvent or we are unsuccessful in collecting their portion of the damages for any other reason, we may incur damages beyond the damages we are liable for.

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

Class Action Claim

A lawsuit by a single plaintiff and a motion for its class certification were filed against us in April 2014 in the Central District Court in Israel. The plaintiff claims to be the owner of a fabrication plant and to have contracted silicosis as a result of fabricating our products.  In connection therewith, the plaintiff claims that we did not provide adequate warnings with respect to the risks and protection measures required with respect to fabrication of our products, and that we intentionally hid and did not warn about the high risk and irreversible damages that may occur to the persons processing our products and misled the fabricators in Israel by comparing the hazards related to the fabrication of our products to those associated with the fabrication of natural stones.  In acting so, the plaintiff claims that we did not act as a reasonable manufacturer; we violated the law and Israeli standards, committed an assault, acted negligently and are liable under the Israeli Law for Liability for Defective Products, 1980. The plaintiff also claims that our products are a “dangerous item” under the Israeli Tort Ordinance, 5728-1968 and, therefore, the plaintiff claims that the burden of proof falls on us to prove that there was no carelessness for which we are liable in connection with our products. The plaintiff claims that by our wrongful conduct we violated the plaintiff’s freedom to choose whether to be exposed to the risks associated with the fabrication of our products.

The plaintiff alleges that, if the lawsuit is recognized as a class action, the claim against us is estimated to be NIS 216 million (approximately $56 million), calculated by claiming damages of NIS 18,000 ($4,628) for each individual who worked in fabrication workshops in Israel in fabrication or administrative roles and who have been exposed to dust generated by the fabrication of our products. The plaintiff claims that there are 12,000 such individuals who worked at 400 fabrication workshops in Israel, each of which employed 10 fabricators and five administrative persons, with one rotation during the relevant period.  In addition, such claim includes an unstated sum in compensation for special and general damages, such as medical disability, functional disability, pain and suffering, medical expenses, medical and nursing assistance, which will require proof and quantification for each injured person in the purported class action.  The plaintiff seeks, among other things, to compel us to notify the alleged group (and potential members of the group) and each individual about the risks, recommending that they undertake a medical examination and assert their rights.

We intend to vigorously contest recognition of the lawsuit as a class action and to defend the lawsuit on its merits, although, considering the preliminary stage of this lawsuit, there can be no assurance as to the probability of success or the range of potential exposure, if any.

December 2013 Judgment

In December 2013, a judgment was entered by the Central District Court of Israel in one of the lawsuits, according to which we were found to be comparatively liable for 33% of the plaintiff's total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence, and on the Israeli Ministry of Industry at 27%. The total damages of the plaintiff were found by the court to be NIS 5.3 million ($1.4 million). Since the plaintiff received payments from the NII, such payments were subtracted from the total damages after reduction of the damages contributed to the plaintiff's contributory negligence. However, under Israeli law, under certain condition a plaintiff may be awarded as compensation from third party injurers, other than his employer, at least 25% of the damages claimed even if the payments that the plaintiff received from the NII equal or exceed the actual damages of the plaintiff after deducting his contributory liability. Accordingly, in the above claim, the court awarded the plaintiff additional compensation of approximately NIS 800,000 ($0.2 million) plus legal fees and expenses, which reflected 25% of the plaintiff actual damages, after deducting the plaintiff's contributory negligence and the amount of NIS 3.3 million ($0.8 million) to which the claimant is entitled from the NII. After giving effect to the Israeli Ministry of Industry’s comparative responsibility, the total liability imposed on us in this case was NIS 436,669 ($0.1 million) plus the claimant’s legal expenses.  Such amount was fully paid by our insurer in January 2014 (apart from our deductible). We, as well as the Israeli Ministry of Industry and the plaintiff, appealed on the judgment to the Israeli Supreme Court. There is no assurance whether we or any of the other appellant shall succeed in the appeals.

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

Settled Claims

We were also a party to two settlement agreements that had been approved by a court with respect to two of the claims filed. In one case, the total settlement was for NIS 275,000 (approximately $71,000) of which we had agreed to pay NIS 10,000 (approximately $3,000) without admitting liability. Substantially all of the balance was payable by the fabricator that employed the individual in question and insurance companies. In the other case, the total settlement was for NIS 130,000 (approximately $33,000) of which we agreed to pay NIS 80,000 (approximately $21,000). The balance was payable by the fabricator that employed the deceased plaintiff.

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

Insurance

We currently have product liability insurance in Israel, which applies to claims that may be submitted against us worldwide during the insurance policy term and our Australian, and U.S. subsidiaries have product liability insurance in Australia, and the United States, respectively, covering their activities. Our product liability insurance, currently covers claims that are submitted worldwide during the insurance policy term up to an amount of $20 million per claim and per insurance policy term, plus legal fees and litigation costs in three layers. Commencing in 2008, we had five consecutive insurance policies in Israel, effective for periods of 12 to 18 months.

We believe that our current insurance covers the pending individual product liability claims; however, with respect to the claim which was required to be recognized as a class action, our insurer has notified us that our product liability insurance covers such claim only partially. Although, it is our position that such class action is fully covered by our product liability insurance, but subject to the coverage amount limit and to the insurer position, there is no certainty whether our insurance would also cover the class action. In addition, the amount claimed in the currently pending class action exceeds our insurance coverage by a material amount.

Our product liability insurance includes coverage of up to $20 million, plus legal fees and litigation costs. The coverage includes (i) coverage of $5 million provided by an Israeli insurer, which initially insured us for $10 million beginning in March 2014 and then reduced the coverage to $5 million in July 2014 (the “first layer”), (ii) additional coverage of $5 million (the "second layer") in excess of the first layer, and (iii) an additional excess layer of $10 million in excess of the first layer and second layer, starting from July 2014 (the "third layer"). Our product liability insurance policy is effective until March 31 2015. Our current product liability insurance policy includes a double-rate premium compared to our prior year insurance and a deductible of $125,000 per claim that was applied within the renewed policy term, instead of a $5,000 deductible applied previously. The second and third layers apply only for illnesses discovered after February 2010. Our first layer insurer has informed us that the first layer of coverage will not be renewed as of March 31, 2015. Although we will seek to renew our product liability insurance to cover silicosis related claims, there is no assurance that we will be successful.

We believe that our current insurance in Israel covers the pending individual product liability claims; however with respect to the claim brought in April 2014 where the plaintiff applied for class certification, our insurer has notified us that our product liability insurance covers such claim only partially. While we believe that such class action is fully covered by our product liability insurance policy, subject to the coverage amount limit, there is no certainty whether our insurance would also cover the class action. In addition, as discussed below, the amount claimed in the currently pending class action exceeds our insurance coverage by a material amount.

In the event that we are unable to renew our insurance at all or in part, we are unable to obtain coverage from other insurance providers, we cannot obtain insurance on as favorable terms as previously, our insurance is terminated early, our insurance coverage is decreased, our insurance coverage inadequately covers damages for which we are found liable, or we become subject to silicosis claims excluded by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance, and our management could expend significant time addressing such claims. Such events might have a material adverse effect on our business and results of operations.

Our employer liability insurance excludes silicosis damages and, therefore, in case that we are found liable for any of our employees’ illness with silicosis, we will have to bear compensation for such damages, which might have adverse effect on our business and results of operations.

Claim by the Israel Ministry of the Protection of the Environment related to alleged violation of the Clean Air Law, 2008

In December 2013, we completed the installation of a system in our Bar-Lev manufacturing facility to reduce styrene emission and following which we have better control of the styrene emission in our Bar-Lev manufacturing facility and we presented to IMPE a plan to further improve our control of styrene emission and comply with the styrene gas emission standards. With respect to our Sdot-Yam manufacturing facility the IMPE summoned us in January 2014 to a hearing to address allegations that, based on the IMPE’s procurement of several gas emission samplings, we exceeded the air ambient standards. Following the hearing, and although the IMPE acknowledged that we were in the process of installing measures to comply with the styrene gas emission standards, the IMPE recommended an investigation to look into allegations that we exceeded from the threshold of styrene air ambient standards during 2013. During 2014, we implemented measures to correct the styrene air ambient standards which we believe should help to remediate excessive emission of styrene gas. Our constant controlling of styrene emission levels requires strict maintenance and compliance with work processes.

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

Dividends

On December 23, 2014, we paid a dividend of $20.0 million to our shareholders.  On December 11, 2013, we paid a dividend to our shareholders of $20.1 million. Previously, on April 4, 2012, we paid a special dividend of $26.4 million to our prior shareholders (Kibbutz Sdot-Yam and Tene) following the closing of our IPO in March 2012, and an additional dividend of $0.8 million to our preferred shareholders.  We paid dividends equating to $14.0 million in fiscal year 2010 and $6.9 million in fiscal year 2011. All dividends prior to the 2013 one were denominated in NIS and have been translated into U.S. dollars at the applicable exchange rate prevailing on the date each dividend was distributed. We currently expect that payments of dividends will be made from time to time based on the recommendation of our board of directors, after taking into account legal limitations, growth plans and other factors that our board of directors may deem relevant.  We do not have a declared dividend policy although we may adopt one in the future.

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

The payment of dividends may be subject to Israeli withholding taxes. See “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs—Taxation of our shareholders—Dividends”.

b.	Significant Changes

Since the date of our audited financial statements included elsewhere in this annual report, there have not been any significant changes in our financial position.

ITEM 9: The Offer and Listing

Not applicable, except for Items 9.A.4 and 9.C, which are detailed below.

a.	Offer and Listing Details

Our ordinary shares have been trading on the Nasdaq Global Select Market under the symbol “CSTE” since March 2012.  The following table sets forth the high and low sales prices for our ordinary shares as reported by the Nasdaq Global Select Market, in U.S. dollars, for 2014, 2013 and 2012, each quarter in 2014, 2013 and 2012 and the most recent six months prior to the filing of this annual report:

	Nasdaq Global Select Market
Annual	High	Low
	(price per ordinary share)
2014	63.92	42.25
2013	52.45	16.15
2012 (beginning on March 22, 2012)	17.39	10.08

	Nasdaq Global Select Market
Quarterly	High	Low
	(price per ordinary share)
First Quarter 2015 (through March 3, 2015)	66.27	55.95
Fourth Quarter 2014	63.92	44.93
Third Quarter 2014	53.67	42.51
Second Quarter 2014	59.32	44.10
First Quarter 2014	61.91	42.25
Fourth Quarter 2013	52.45	36.26
Third Quarter 2013	48.69	26.80
Second Quarter 2013	30.26	21.60
First Quarter 2013	27.86	16.15
Fourth Quarter 2012	17.39	14.01
Third Quarter 2012	14.52	10.08
Second Quarter 2012	13.88	10.75
First Quarter 2012 (beginning on March 22, 2012)	12.33	10.70

	Nasdaq Global Select Market
Most Recent Six Months	High	Low
	(price per ordinary share)
February 2015	65.70	59.33
January 2015	64.47	55.95
December 2014	61.87	56.15
November 2014	63.92	55.31
October 2014	56.46	44.93
September 2014	52.89	50.32

b.	Plan of Distribution

Not applicable.

c.	Markets

See “—Offer and Listing Details” above.

d.	Selling Shareholders

Not applicable.

e.	Dilution

Not applicable.

f.	Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

a.	Share Capital

Not applicable.

b.	Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 35,133,568 are issued and outstanding as of February 28, 2015.

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

Our prior articles were replaced in March 2012 by new articles of association and at which time all of our issued and outstanding preferred shares converted into ordinary shares. In February 2014, our articles were amended. The description below is a summary of the material provisions of our new articles of association and of the Companies Law.

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

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Board of directors and officers.” As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—External Directors.”

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

Resolutions

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or, with respect to certain resolutions, by a voting instrument, and voting on the resolution (excluding abstentions). A resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person, by proxy and voting on the resolution (excluding abstentions).  The grant of equity based awards to our executive officers, including our Chief Executive Officer, and any compensation to our Chief Executive Officer are additionally subject to any approval required by applicable law and to the affirmative vote in favor of such grants of at least 75% of our directors then in office.

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

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders’ meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control (See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Audit committee—Approval of transactions with related parties” for a definition of means of control) of the other party to the merger or any one on their behalf including their relatives (See “ITEM 6.C: Directors, Senior Management and Employees—
Board Practices—External directors—Qualifications of external directors” for a definition of relatives) or corporations controlled by any of them, vote against the merger.

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

Tax law

Israeli tax law treats some acquisitions, such as stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a non-Israeli corporation to immediate taxation unless such shareholder receives an advanced ruling from the Israeli Tax Authority for different tax treatment. See “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs—Taxation of our shareholders—Capital gains”.

Changes in capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change.

Establishment

We were incorporated under the laws of the State of Israel on December 31, 1989. Our predecessor commenced operations in 1987. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-143950-7. Our purpose as set forth in Article 5 of our articles of association is to engage in any lawful business.

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

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location in this Annual Report
Agreements with Kibbutz Sdot-Yam	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam.”
Summary of verbal agreement for 2015 between the Registrant and Mikroman Madencilik San ve TIC.LTD.STI	“ITEM 3: Key Information—Risk Factors— We may encounter significant delays in manufacturing if we are required to change the suppliers for the quartz used in the production of our products.”
Summary of draft agreement between the Registrant and Polat Maden Sanayi ve Ticaret A.S. with respect to the supply of quartz for 2015	“ITEM 3: Key Information—Risk Factors— We may encounter significant delays in manufacturing if we are required to change the suppliers for the quartz used in the production of our products.”
Agreements with Breton S.p.A. (Italy)
“ITEM 3: Key Information—Risk Factors—We are working to increase our production capacity for our quartz surface products in the United States in order to meet anticipated demand through expanding our manufacturing facilities. If we fail to achieve this further expansion, we may be unable to grow our business and revenue, maintain our competitive position or improve our profitability. “

2011 Incentive Compensation Plan	“ITEM 6: Directors, Senior Management and Employees—Compensation of Officers and Directors—Equity incentive plan”.
Compensation Policy	“ITEM 6: Directors, Senior Management and Employees— Board Practices –Compensation Committee.”
Form of Indemnification Agreement	“ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of officer holders”.
Registration Rights Agreement	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement”.
Extension of Registration Rights Agreement	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.”

d.	Exchange Controls

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

General corporate tax structure in Israel

Israeli companies were generally subject to corporate tax at the rate of 25% in 2010 and 24% in 2011. Prior to the enactment of the Law for Changing the Tax Burden in Israel (the “Tax Change Law”), Israeli corporate tax rates were scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016. This scheduled gradual reduction in corporate tax rates was repealed. Instead, the Tax Change Law provides that the corporate tax rate was increased to 25% in 2012 and 2013, further increased to 26.5% in 2014, and thereafter. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are subject to tax at the prevailing corporate tax rate.

Foreign Exchange Regulations:

Commencing in taxable year 2014, we had elected and were premitted by the ITA to measure our taxable income and file our tax return under the Israeli Income Foreign Tax Regulations. Under the Foreign Exchange Regulations, an Israeli company must calculate its tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars, is translated into NIS based on the exchange rate as of December 31 of each year.

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

Law for the Encouragement of Capital Investments, 1959

The Israeli Investment Law provides different benefits to “Approved Enterprise”, “Beneficiary Enterprise” and “Preferred Enterprise”.

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

In December 2010, the Israeli parliament, or the Knesset, approved the Economic Policy Law for the years 2011 and 2012  , which  among others things, amended the Investment Law. Amendment No. 68 to the Investment Law, effective as of January 1, 2011, changes the benefit alternatives under the Investment Law.

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

Under Amendment No. 68 and from January, 1, 2011, our facilities have “Preferred Enterprise” status, which entitles us to tax benefits at a flat reduced corporate tax rate that will apply to the industrial enterprise’s entire preferred. Those tax rates since 2014 are 16% for the income portion related to the Kibbutz Sdot-Yam facility and 9% for the income portion related to the Bar-Lev manufacturing facility. In addition, the Bar-Lev manufacturing facility is eligible to receive a grant of up to 20% on capital investments, subject to the approval of the Investment Center.

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

The Encouragement of Industrial Research and Development Law, 5744-1984

The Israeli law under which the OCS of the Ministry of Economy of the State of Israel grants are made, limits our ability to manufacture products, or transfer technologies developed using these grants outside of Israel. If we were to seek approval to manufacture products, to consummate a merger or acquisition transaction with a non-Israeli third party or to transfer technologies developed using these grants outside of Israel, we could be subject to additional royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal charges. We believe that our planned construction of a new production facility in the United States will not subject us to any royalty payment obligations or require us to refund any grants because our OCS grants financed our development of a product that has not been commercialized and will not be manufactured at the U.S. production facility. In addition, based on OCS statements, we believe that our OCS funding is exempted from royalty payment obligations. During2013, and 2012, we recognized OCS grants of $0.01 million, and $0.3 million, respectively. Our relevant program with the OCS ended in 2013.

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

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (24% in 2011, 25% in 2012 and 2013 and 26.5% in 2014 thereafter). As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our securities is taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011, 25% in 2012 and 2013 and 26.5% in 2014 and thereafter) and a marginal tax rate of up to 45% for an individual in 2011, 48% in 2012 and 50% in 2013 and thereafter. In 2014, an additional tax liability of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 ($208,681). Notwithstanding the foregoing, capital gains generated from the sale of securities by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxes provided that all the following conditions are met: (i) the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009), (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the “Israel-U.S.A. Double Tax Treaty”) exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

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

Dividends

A distribution of a dividend from income attributed to an Approved Enterprise/Beneficiary Enterprise (either to an individual or a corporation) will be subject to tax in Israel at the rate of 15% (4% for a foreign investor under the Ireland Track), subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of a dividend from income attributed to a Preferred Enterprise to an Israeli corporation will be tax exempt in Israel. Only a distribution of a dividend to an individual or a foreign company will be subject to withholding tax in Israel at a rate of 20% from 2014 and onward or in accordance with the relevant tax treaty. In addition, subject to certain conditions, Preferred Enterprises can distribute dividends derived from accumulated historic profits attributed to Approved/Beneficiary Enterprises free of tax to an Israeli corporation shareholder. A distribution of a dividend from income that is not attributed to an Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise to an Israeli resident individual will generally be subject to income tax at a rate of 25%. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided the income from which such dividend is distributed was generated or accrued in Israel.

As of January 1, 2012, the Israeli Income Tax Ordinance provides that a non-Israeli resident (either an individual or a corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25%. Such rates may be reduced by the application of the provisions of applicable double tax treaties. Thus, under the Israel-U.S.A. Double Tax Treaty the following rates will apply to dividends distributed by an Israeli resident company to a U.S. resident: (i) if (A) the U.S. resident is a corporation which held during the portion of the taxable year preceding the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company and (B) not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends then the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from the income of an Israeli resident company which was entitled to a reduced tax rate applicable to an Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise then the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident in Israel.

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s/Beneficiary Enterprise’s/Preferred Enterprise’s income from the amount distributed at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 15%/20% (the 20% tax rate shall apply if the dividend distributed from 2014 and onwards from income attributed to the Preferred Enterprise) and (iii) non-Israeli residents – 15%/20% (the 20% tax rate shall apply if the dividend distributed from 2014 and onwards from income attributed to the Preferred Enterprise), subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from income not attributed to the Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise, the following withholding tax rates will apply: (a) for securities registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% and (iii) non-Israeli residents – 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%  at the time of the distribution or at any time during the preceding 12 month period)), and (iii) non-Israeli residents – 25% as referred to above with respect to Israeli resident individuals, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

United States federal income taxation

The following is a description of the material United States federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders that hold such ordinary shares as capital assets for United States federal income tax purposes. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

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

Based on the composition of our income, the composition and estimated fair market value of our assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2014 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2015. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

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

3.8% Medicare Tax on “Net Investment Income”

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

f.	Dividends and Paying Agents

Not applicable.

g.	Statements by Experts

Not applicable.

h.	Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish with the SEC reports on Form 6-K containing unaudited quarterly financial information.

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov. As permitted under Nasdaq Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our website at we will post our annual reports filed with the SEC on our website at http://www.caesarstone.com.  The information contained on our website is not part of this or any other report filed with or furnished to the SEC. We will also furnish hard copies of such reports to our shareholders free of charge upon written request.

i.	Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The majority of our revenues are denominated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 24.0%, 25.2%, and 30.0% of our revenues in 2014, 2013, and 2012, respectively. Sales in Canadian dollars accounted for 12.9%, 13.8%, and 13.6%  of our revenues in 2014, 2013,and  2012, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in, US dollars, NIS and euros, and a smaller proportion in Australian and Canadian dollars. As a result, a revaluation of the NIS, or to a lesser extent, the euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar
2012	0.3%	(1.1)%	(7.2)%	(7.6)%
2013	(6.4)%	(2.9)%	6.8%	3.4%
2014	(6.7)%	(6.7)%	1.1%	0.0%

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by 8.4 million in 2014.

An appreciation of NIS relative to the U.S. dollar, would increase our revenues generated in Israel. However, our operating costs denominated in U.S. dollars would increase to a greater extent, resulting in lower operating income. As a result, assuming a 10% increase in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would decrease by $3.9 million in 2014.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $4.0 million in 2014.  Assuming a 10% increase in the Euro relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $0.9 in 2014.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our exposure was reduced when we obtained new loans in 2009 in Australian, U.S. and Canadian dollars, however, as the loan balances have been reduced, and in 2013 completely repaid, the exposure has increased. Our most significant exposure as of December 31, 2014, relates to a potential change in the exchange rate of the NIS and the Euro relative to the U.S. dollar. Assuming a 10% increase in the NIS and the Euro relative to the U.S. dollar, and assuming no other changes, our finance expenses would have increased by $1.9 million and $1.1 million, respectively, in 2014 due to our current net liability position denominated in both currencies. A change of 10% decrease in Canadian dollar relative to the U.S. dollar would have an impact of $0.5 million based on our December 31, 2014 net asset position.

We use forward contracts to manage currency risk with respect to those currencies in which we generate revenues or incur expenses. Beginning in July 2012, when we changed our functional currency to the U.S. dollar, we have used Australian/U.S. dollar, Euro/U.S. dollar and U.S. dollar/Canadian dollar forward contracts along with U.S. dollar/NIS and Euro/U.S. dollar options. Prior to July 2012, we used Australian dollar/NIS, Euro/NIS and Canadian dollar/NIS forward contracts. The derivatives instruments partially offset the impact of foreign currency fluctuations.  We may in the future use derivative instruments to a greater extent or engage in other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks. Currency instruments other than our USD/NIS forward contracts are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133). Therefore, we have been incurring financial loss or income as a result of these derivatives.

As of December 31, 2014, we had the following foreign currency hedge portfolio(USD in thousands):

		USD/NIS	USD/CAD	EUR/USD	AUD/USD	TOTAL

Buy forward contracts	Notional	–	9,564	16,126	–	25,689
	Fair value	–	426	(1,053)	–	(627)
	Average rate	–	1.11	1.30	–
Sell forward contracts	Notional	12,925	–	–	21,067	33,992
	Fair value	(1,447)	–	–	1,803	355
	Average rate	3.45	–	–	0.88
Buy put options	Notional	20,411	–	–	–	20,411
	Fair value	250	–	–	–	250
	Average rate	3.77	–	–	–
Sell call options	Notional	19,472	–	–	–	19,472
	Fair value	(400)	–	–	–	(400)
	Average rate	3.95	–	–	–
Total notional value		52,808	9,564	16,126	21,067	99,565
Total fair value		$(1,596)	$426	$(1,053)	$1,803	$(421)

For the year ended December 31, 2014, net embedded losses on our foreign currency open derivative transactions were $0.4. For the year ended December 31, 2013, net embedded gains on our foreign currency derivatives transactions totaled $1.6 million for open derivative transactions. For the year ended December 31, 2012, net embedded loss on our foreign currency derivatives transactions totaled $0.7 million for open derivative transactions. For the year ended December 31, 2014, our finance income generated from derivatives including the impact of the foreign exchange rate revaluation were $0.6 For the year ended December 31, 2013, our finance income generated from derivatives and foreign exchange rate transactions were $0.4 million. For the years ended December 31, 2012, our finance expenses generated from derivatives and foreign exchange rate transactions were $1.3 million.

Interest rates

We had cash and short-term bank deposits totaling $54.3 million at December 31, 2014. Our cash, cash equivalents and short term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

From the effective date of the registration statement and until December 31, 2012, we used $27.2 million of the net proceeds to pay a special dividend to our existing shareholders immediately following the closing of the IPO. In addition, in December 2013, we paid a $20.1 million dividend to our shareholders of record as of November 27, 2013. Further, in December 2014, we paid a special dividend of $20.0 million to our shareholders of record as of November 26, 2014.  See “ITEM 8.A: Financial Information—Consoldiated Statements and Other Financial Information—Dividends.”  We used $6.5 million of the net proceeds to pay the balance of the acquisition price for the remaining 75% equity interest in our U.S. distributor, Caesarstone USA, in which we acquired a 25% interest in January 2007. We acquired the remaining interest in May 2011 and the balance of the purchase price was payable following the closing of our IPO.

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

ITEM 15: Controls and Procedures

(a)           Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2014 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)           Attestation report of the registered public accounting firm. Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F-2 and F-3 of this Form 20-F and is incorporated herein by reference.

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

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

Our board of directors has determined that Mr. Borovsky and Ms. Ben-Dov qualify as audit committee financial experts, as defined by the rules of the SEC and have the requisite financial experience defined by the Nasdaq rules. In addition, Mr. Borovsky, Mr. Melamed and Ms. Ben-Dov are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Nasdaq rules.

ITEM 16B: Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company’s chief executive officer, and all senior financial officers, including the Company’s chief financial officer, the controller and persons performing similar functions. The Company has also adopted a Code of Conduct that applies to the Company’s directors, officers and employees. We have posted these codes on our corporate website at http://ir.caesarstone.com/governance.cfm. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

Waivers of our code of ethics may only be granted by the board of directors.  Any amendments to this Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K.  We granted no waivers under our Code of Ethics in 2014.

ITEM 16C: Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2014	2013
	(in thousands of U.S. dollars)
Audit fees(1)	$505	$416
Audit-related fees(2)	146	178
Tax fees(3)	80	56
All other fees(4)	101	48
Total	$832	$698

______________________
(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statement for 2014 and 2013, and its internal control over financial reporting as of December 31, 2014, certain procedures regarding our quarterly financial results submitted on Form 6-K, fees related to public offering, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees relate to assurance and associated services that are traditionally performed by the independent auditor, including fees related to follow-on offerings.
(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, due diligence investigations and other matters.

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

ITEM 16F:  Change in Registrant’s Certifying Accountant

None.

ITEM 16G:  Corporate Governance

As a foreign private issuer, we are permitted under Nasdaq Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We must also provide the Nasdaq Global Select Market with a letter from outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law.

We rely on this “foreign private issuer exemption” with respect to the following items:

•
We follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under the Nasdaq rules. At an adjourned meeting, any number of shareholders constitutes a quorum. This quorum requirement is based on the default requirement set forth in the Companies Law.  We submitted a letter to the Nasdaq Global Select Market from our outside counsel in connection with this item prior to our IPO in March 2012.

•
We do not seek shareholder approval for equity compensation plans in accordance with the requirements of the Companies Law, which does not fully reflect the requirements of Rule 5635(c).  Under Israeli law, we may amend our 2011 Incentive Compensation Plan or adopt a new equity compensation plan by the approval of our board of directors, and without shareholder approval as is generally required under Rule 5635(c). Under Israeli law, the adoption and amendment of equity compensation plans, including changes to the reserved shares, do not require shareholder approval. We submitted a letter to the Nasdaq Global Select Market from our outside counsel in connection with this item prior to our IPO in March 2012.

Otherwise, we comply with the Nasdaq corporate governance rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. We are also subject to Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

We may in the future provide the Nasdaq Global Select Market with an additional letter or letters notifying the organization that we are following our home country practices, consistent with the Companies Law and practices, in lieu of other requirements of Nasdaq Rule 5600.

ITEM 16H:  Mine Safety Disclosures

Not applicable.

PART III
ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Caesarstone Sdot-Yam Ltd.
By:	/s/ Yosef Shiran
Yosef Shiran
Chief Executive Officer

Date: March 12, 2015

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended on February 21, 2014 (5)
1.2	Memorandum of Association of the Registrant (2) ¥
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ¥
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ¥
4.3	Lease agreement for Bar-Lev Industrial Park, by and between the Registrant and the Israeli Lands Administration, dated June 6, 2007 (3) ¥
4.4	Agreement by and between Mikroman Madencilik San ve TIC.LTD.STI and the Registrant, dated September 27, 2010 (1)* ¥
4.5	Summary of verbal agreement between the Registrant and Mikroman Madencilik San ve TIC.LTD.STI for 2015 *
4.6	2011 Incentive Compensation Plan (2)
4.7	Form of Indemnification Agreement (3)
4.8	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.9	Addendum, dated February 13, 2012 to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.10	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.11	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.12	Addendum, dated February 13, 2012 to the Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.13	Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
4.14	Addendum, dated February 13, 2012 to the Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ¥
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

4.17	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (3) ¥
4.18	Compensation Policy of Caesarstone Sdot-Yam Ltd. (4)
4.19	Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 *
4.20	Amendment, dated January 2, 2013, to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 *
4.21	Addendum number 1, dated July 4, 2013, to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 *
4.22	Addendum number 2, dated October 4, 2013, to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 *

4.23	USA Plant Exercise Notice, dated November 6, 2013, pursuant to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 *
4.24	Addendum, dated February 12, 2014, to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 and to the USA Plant Exercise Notice, dated November 6, 2013*
4.25	Agreement for the Supply of Bretonstone Slab Plants, dated June 5, 2014 *
4.26	Summary of Draft Agreement between the Registrant and Polat Maden Sanayi ve Ticaret A.S. *
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young global)
15.2	Consent of Grant Thornton Audit Pty Ltd.
15.3	Consent of Freedonia Custom Research, Inc.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
__________________________
(1)	Previously filed with the Securities and Exchange Commission on March 19, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 6, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on February 16, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on January 16, 2014 pursuant to a report on Form 6-K and incorporated by reference herein.
(5)	Previously filed with the Securities and Exchange Commission on May 13, 2014 pursuant to an annual report on Form 20-F and incorporated by reference herein.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

¥	English translation of original Hebrew document.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633439 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CAESARSTONE SDOT-YAM LTD.

We have audited the accompanying consolidated balance sheets of Caesarstone Sdot-Yam Ltd. and subsidiaries (the "Company") as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Caesarstone Australia Pty Limited, a wholly-owned subsidiary, which statements reflect total assets constituting 11% and 17% of the related consolidated totals as of December 31, 2014 and 2013, respectively, and total revenues constituting 24%, 30% and 34% in 2014, 2013, and 2012, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Limited, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013 and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

                We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria), and our report dated March 12, 2015, expressed an unqualified opinion thereon based on our audit and the report of the other auditors.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 12, 2015	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633439 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CAESARSTONE SDOT-YAM LTD.

We have audited Caesarstone Sdot-Yam Ltd.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Caesarstone Sdot Yam’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Caesarstone Australia Pty Ltd.  a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 11% and 24%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2014. The effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

           In our opinion, based on our audit and the report of the other auditors, Caesarstone Sdot -Yam, Ltd.  maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

             We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the 2014 consolidated financial statements of Caesarstone Sdot- Yam, Ltd. and subsidiaries and our report dated March 12, 2015 expressed an unqualified opinion thereon based on our audit and the report of the other auditors.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 12, 2015	A Member of Ernst & Young Global

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2014	2013

ASSETS

Current assets:
Cash and cash equivalents		$42,280	$22,248
Short-term bank deposits		12,047	70,000
Trade receivables (net of allowance for doubtful accounts of $2,225 and $1,898 at December 31, 2014 and 2013, respectively)		56,217	52,304
Other accounts receivable and prepaid expenses	3	22,729	22,853
Inventories	4	80,212	57,867

Total current assets		213,485	225,272

Long-term assets:
Severance pay fund		3,744	3,973
Long-term deposits and prepaid expenses		759	1,603

Total long-term assets		4,503	5,576

Property, plant and equipment, net	5	172,993	93,634

Other assets	6	10,059	13,372

Goodwill	7	37,960	39,702

Total assets		$439,000	$377,556

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2014	2013

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank credit	8	$-	$5,454
Trade payables		59,430	50,624
Account payables and current maturities to related parties, including financing leaseback from related party	14	3,975	2,602
Accrued expenses and other liabilities	9	25,774	20,890

Total current liabilities		89,179	79,570

Long-term liabilities:
Long-term loan and financing leaseback from a related party	14	8,993	12,342
Accrued severance pay		4,217	4,472
Long-term warranty provision		1,145	1,704
Phantom share based payment		805	-
Deferred tax liabilities, net	12	4,935	6,245

Total long-term liabilities		20,095	24,763

Redeemable non-controlling interest	2(v)	8,715	7,624

Commitments and contingent liabilities	11

Equity:	13
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2014 and 2013; 35,132,127 and 34,739,315 shares issued and outstanding at December 31, 2014 and 2013, respectively		369	364
Additional paid-in capital		139,964	138,757
Accumulated other comprehensive income (loss), net		(534)	3,680
Retained earnings		181,212	122,798

Total equity		321,011	265,599

Total liabilities and equity		$439,000	$377,556

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2014	2013	2012

Revenues	$447,402	$356,554	$296,564
Cost of revenues	257,751	194,436	169,169

Gross profit	189,651	162,118	127,395
Operating expenses:
Research and development (net of grants and participations for the amount of $0, $11 and $310 for the years ended December 31, 2014, 2013 and 2012, respectively)	2,628	2,002	2,100
Marketing and selling	55,870	51,209	46,911
General and administrative	36,111	32,904	28,423

Total operating expenses	94,609	86,115	77,434

Operating income	95,042	76,003	49,961
Finance expenses, net	1,045	1,314	2,773

Income before taxes on income	93,997	74,689	47,188
Taxes on income	13,738	10,336	6,821

Income after taxes on income	80,259	64,353	40,367

Net income	$80,259	$64,353	$40,367

Net income attributable to non-controlling interest	1,820	1,009	735

Net income attributable to controlling interest	$78,439	$63,344	$39,632

Basic net income per share of ordinary shares	2.25	1.83	1.21

Diluted net income per share of ordinary shares	2.22	1.80	1.21

Weighted average number of ordinary shares used in computing basic income per share (in thousands)	34,932	34,667	32,642
Weighted average number of ordinary shares used in computing diluted income per share (in thousands)	35,394	35,210	32,700

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Net income	$80,259	$64,353	$40,367

Other comprehensive income (loss) before tax:
Foreign currency translation adjustments	(4,227)	(6,182)	2,779
Unrealized loss on foreign currency cash flow hedge	(1,562)	-	-
Income tax benefit (expense) related to components of other comprehensive income	846	855	(402)

Total other comprehensive income (loss), net of tax	(4,943)	(5,327)	2,377

Comprehensive income	75,316	59,026	42,744
Less: comprehensive income attributable to non-controlling interest	(1,091)	(519)	(901)

Comprehensive income attributable to controlling interest	$74,225	$58,507	$41,843

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Common Stock
	Shares	Amount	Preferred shares	Additional paid-in capital	Retained earnings	Foreign currency translation - Company	Accumulated other comprehensive income (loss), net(1)	Total equity

Balance as of January 1, 2012	19,565,000	$192	$86	$55,338	$67,153	$7,376	$6,306	$136,451

Other comprehensive income	-	-	-	-	-	-	2,211	2,211
Net income	-	-	-	-	39,632	-	-	39,632
Issuance of ordinary shares, net of issuance expenses of $8,825	7,659,000	82	-	76,439	-	-	-	76,521
Conversion of preferred shares to ordinary shares	7,141,250	86	(86)	-	-	-	-	-
Equity-based compensation expense related to employees	-	-	-	3,660	-	-	-	3,660
Dividend	-	-	-	-	(27,182)	-	-	(27,182)
Foreign currency translation – company (Note 2b)	-	-	-	-	-	(7,376)	-	(7,376)

Balance as of December 31, 2012	34,365,250	360	-	135,437	79,603	-	8,517	223,917

Other comprehensive income	-	-	-	-	-	-	(4,837)	(4,837)
Net income	-	-	-	-	63,344	-	-	63,344
Equity-based compensation expense related to employees	-	-	-	2,514	-	-	-	2,514
Cash less exercise of options	374,065	4	-	(4)	-	-	-	-
Dividend	-	-	-	-	(20,149)	-	-	(20,149)
Compensation paid by a former shareholder (2)	-	-	-	810	-	-	-	810
Balance as of December 31, 2013	34,739,315	364	-	138,757	122,798	-	3,680	265,599

Other comprehensive income	-	-	-	-	-	-	(4,214)	(4,214)
Net income	-	-	-	-	78,439	-	-	78,439
Equity-based compensation expense related to employees	-	-	-	1,212	-	-	-	1,212
Cash less exercise of options	392,812	5	-	(5)	-	-	-	-
Dividend	-	-	-	-	(20,025)	-	-	(20,025)

Balance as of December 31, 2014	35,132,127	$369	$-	$139,964	$181,212	$-	$(534)	$321,011

(1)	Accumulated other comprehensive income (loss), net, comprised of foreign currency translation and hedging transactions.

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

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:

Net income	$80,259	$64,353	$40,367

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	17,176	14,994	14,368
Share-based compensation expense	2,642	2,514	3,660
Decrease in share-based payment in subsidiary	-	-	(1,383)
Accrued severance pay, net	(26)	(64)	(61)
Changes in deferred tax, net	(2,580)	674	(1,927)
Capital gains	-	(22)	(79)
Compensation paid by a former shareholder	-	810	-
Foreign currency translation losses (gains)	-	(132)	417
Increase in trade receivables	(3,913)	(8,238)	(8,561)
Decrease (increase) in other accounts receivable and prepaid expenses	1,393	(7,419)	(3,291)
Increase in inventories	(22,345)	(7,317)	(3,816)
Increase in trade payables	1,811	9,351	5,201
Increase (decrease) in warranty provision	(4)	401	297
Increase (decrease) in accrued expenses and other liabilities including related parties	1,611	5,765	(9,922)

Net cash provided by operating activities	76,024	75,670	35,270

Cash flows from investing activities:

Redemption of (investment in) short-term deposits	57,953	(26,300)	(43,700)
Acquisition of the business of Prema Asia Marketing PTE Ltd. (see also Note 1c)	(150)	-	(150)
Purchase of property, plant and equipment	(86,373)	(27,372)	(13,481)
Decease (increase) in long-term deposits	844	(405)	(849)

Net cash used in investing activities	(27,726)	(54,077)	(58,180)

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from financing activities:

Dividends paid	$(20,025)	$(20,149)	$(27,182)
Receipt from issuance of ordinary shares, net	-	-	76,768
Repayment of long-term loans	-	(5,372)	(12,670)
Short-term bank credit and loans, net	(5,454)	206	1,275
Repayment of contingent consideration related to U.S. Quartz Products, Inc. acquisition	-	-	(6,242)
Receipt of a financing leaseback related to Bar-Lev transaction	-	-	10,893
Repayment of a financing leaseback related to Bar-Lev transaction	(1,192)	(1,149)	(362)

Net cash (used in) provided by financing activities	(26,671)	(26,464)	42,480

Effect of exchange rate differences on cash and cash equivalents	(1,595)	(1,914)	(2,487)

Increase (decrease) in cash and cash equivalents	20,032	(6,785)	17,083
Cash and cash equivalents at beginning of year	22,248	29,033	11,950

Cash and cash equivalents at end of year	$42,280	$22,248	$29,033

Cash received (paid) during the year for:

Interest paid	$(141)	$(946)	$(1,947)

Interest received	$46	$420	$376

Tax paid	$(16,744)	$(9,434)	$(7,895)

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Purchase of fixed assets with credit from suppliers	$6,992	$4,880	$2,141

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

As of December 2014, the Company has subsidiaries in Australia, Singapore, Canada and the United States (see Note 1(b)-1(c)) which are engaged in the marketing and selling of the Company's products in different geographic areas. In addition the Company established Caesarstone Technologies, Inc. during 2012 which is engaged in the manufacturing of the Company's products in the US.

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

The Company accounted for the equity investment in accordance with Accounting Standard Code ("ASC") 323  "Investments-equity method and joint ventures".

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

The Company entered into an agreement on October 1, 2011 pursuant to which it acquired the operations for the distribution of Caesarstone's products in Singapore from the Company's former distributor in Singapore. Under the terms of the agreement, the Company paid approximately $500 upon closing, $300 based on a formula that includes the number of slabs sold in Singapore during 2011 out which $150 was paid in 2012 and additional $150 was paid on September 30, 2014, in addition the Company was obligated to make an additional payment of up to $250 calculated based on a formula that includes the number of slabs sold in Singapore during 2012 (subject to the former distributor's owner remaining CSSEA's manager until October 1, 2014), however the threshold for this obligation was not met.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-      GENERAL (Cont.)

d.	Major suppliers:

In 2014, two suppliers in Turkey, Mikroman Madencilik San ve TIC.LTD.STI ("Mikroman") and Polat Maden Sanayi ve Ticaret A.Ş. (“Polat”), supplied approximately 46% and 32% , respectively, of the Company's quartzite on a purchase order basis. If Mikroman or Polat cease supplying the Company with quartzite or if the Company's supply of quartz generally from Turkey is adversely impacted, the Company's other suppliers may be unable to meet the Company's quartz requirements. In that case, the Company would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of the Company's products. As a result, the Company may experience a delay in manufacturing, which could materially and adversely impact the Company's results of operations.

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

The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency  of the Company is the U.S. dollar.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Financial statements in U.S. dollars (cont.):

Effective July 1, 2012, the Company changed its functional currency to the U.S. dollar from the NIS.

In determining the appropriate functional currency that should be used, the Company followed the guidance in ASC 830-10-55-5, which states that the following economic factors, and possibly others, should be considered both individually and collectively when determining the functional currency:

Sales market indicators – With the acquisition of the remaining shares of Caesarstone USA (see note 1b), the Company's management anticipated that the USD-denominated portion of the Company’s sales would continue to grow in the future due to the significant growth opportunities in the U.S. market.

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

Budget – At the beginning of 2012,  the Company's management changed the currency of its budget from NIS to USD. The change was made as a result of the increasing USD exposure through its revenue and expenses, the expected IPO which the Company anticipated increased the Company's USD cash flow and management planned to expand its operations in the U.S market by establishing a significant manufacturing facility in the U.S, which would increase the Company's sales denominated in USD.

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

ASC 830 "Foreign Currency Matters" sets the standards for translating foreign currency financial statements of consolidated subsidiaries. The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then measured in its functional currency. All transaction gains and losses from the measurement of monetary balance sheet items, which are not related to subsidiaries translation, are reflected in the consolidated statement of income as finance income or expenses, as appropriate.

After the measurement process is complete, the consolidated financial statements are translated into the parent functional currency (U.S. dollar) using the current rate method. Translation adjustments relating to conversion to functional currencies within group entities are reported as a component of shareholders' equity. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the year.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Derivatives:

ASC 815, “Derivative and Hedging”, requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Derivative instruments designated as hedging instruments:

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings.

The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments during the periods, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS.

These forward contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match the underlying transactions being hedged.

As of December 31, 2014, the unrealized loss recorded in accumulated other comprehensive income from the Company's currency forward transactions were $1,334.

At December 31, 2014 the notional amounts of foreign exchange forward contracts which the Company entered into were $12,925.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Derivatives (Cont.):

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and options contracts to limit its exposure to foreign currencies. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2014, and 2013, the notional amount of foreign exchange forward and option contracts into which the Company entered was $86,639 and $65,098, respectively. The foreign exchange forward and options contracts will expire at various times through December, 2015.

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance Sheet	Fair Value of Derivative Instruments
		Year ended December 31,
		2014	2013

Derivative Assets:

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Prepaid expenses and other receivables	$2,479	$2,353

Total		$2,479	$2,353

Derivative Liabilities

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other accounts payable and accrued expenses	$(1,447)	$-

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts payable and accrued expenses	$(1,453)	$(64)

Total		$(2,900)	$(64)

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Derivatives (Cont.):

	Loss Recognized in Other Comprehensive Income, net		Gain (loss) Recognized in Statements of Operations
	Year ended December 31,		Statements of Operations	Year ended December 31,
	2014	2013	Item	2014	2013

Derivatives designated as hedging instruments:
Foreign exchange forward contract	$(1,334)	$-	Operating expenses	$(834)	$-

Derivatives not designated as hedging instruments:
Foreign exchange forward and options contracts	$-	$-	Financial expense (income), net	$(153)	$6,667

Total	$(1,334)	$-		$(987)	$6,667

g.	Inventories:

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

Cost is determined as follows:

Raw Materials - Cost is determined on a standard cost basis which approximates actual costs on a weighted average basis.

Work-in-progress and finished products - are based on standard cost (which approximates actual cost on a weighted average basis) which includes materials, labor and manufacturing overhead.

Finished goods are stated at the lower of cost or market.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories (Cont.):

The following table provides the details of the change in the Company's provision for inventory:

	December 31,
	2014	2013

Inventory provision, beginning of year	$6,268	$5,807
Increase in inventory provision	1,707	986
Write off	(251)	(525)

Inventory provision, end of year	$7,724	$6,268

h.	Property, plant and equipment, net:

1.
Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

Costs recorded prior to a production line completion are reflected as construction in progress, which are recorded to Land, building and machinery assets at the date purchase. Construction in progress includes direct expenditures for the construction of the production line and is stated at cost. Capitalized costs include costs incurred under the construction contract: advisory, consulting and direct internal costs (including labor) and operating costs incurred during the construction and installation phase.

2.
Materials, payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use are capitalized as part of the cost of property, plant and equipment.

3.	Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Machinery and manufacturing equipment	4-33
Office equipment and furniture	7-33
Motor vehicles	10-30
Buildings	4-5
Leasehold improvments	Over the shorter of the term of the lease or the life of the asset

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment (Cont.):

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Goodwill (Cont.):

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

The Company generally provides a standard warranty of between three and ten years for its products, depending on the type of product and the country in which the Company does business. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company's warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The following table provides the details of the change in the Company's warranty accrual for the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013

Warranty provision, beginning of year	$2,624	$2,223
Charged to costs and expenses relating to new sales	1,154	1,338
Costs of product warranty claims	(989)	(1,159)
Foreign currency translation adjustments	(169)	222

Warranty provision, end of year	$2,620	$2,624

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company derives its revenues from sales of quartz surfaces mostly through a combination of direct sales in certain markets and indirectly through a network of distributors in other markets.

Revenues are recognized in accordance with ASC 605, "Revenue Recognition" when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is probable and no further obligations exist.

All of the Company's products that are sold through agreements with exclusive distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers all the distributors to be end-consumers.

m.	Research and development costs:

Research and development costs, net of grants received, are charged to the statement of income as incurred.

n.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes". This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2014, 2013 and 2012 were $18,557, $16,589 and $14,931, respectively.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

The Company's cash and cash equivalents are invested primarily in U.S. dollars,  mainly with major banks in Israel.

The Company's trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any substantial losses. In certain circumstances, the Company requires letters of credit or prepayments. An allowance for doubtful accounts is provided with respect to specific receivables that the Company has determined to be doubtful of collection. For those receivables not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history, current economic trends and management estimates.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Concentrations of credit risk (cont.):

The following table provides the detail of the change in the Company's provision for doubtful debts:

	December 31,
	2014	2013

Balance at the beginning of the year	$1,898	$1,127
Charges to expenses	974	1,263
Write offs	(544)	(389)
Foreign currency translation adjustments	(103)	(103)

Balance at end of the year	$2,225	$1,898

q.	Severance pay:

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Severance pay(cont.):

Severance pay expenses for the years ended December 31, 2014, 2013 and 2012 amounted to approximately $455, $456 and $380, respectively.

r.	Fair value of financial instruments:

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

The following table presents the Company's assets and (liabilities) measured at fair value on a recurring basis at December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivative assets	$-	$2,479	$-	$2,479
Foreign currencies derivative liabilities	$-	$(2,900)	$-	$(2,900)

Total	$-	$(421)	$-	$(421)

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivative assets	$-	$2,353	$-	$2,353
Foreign currencies derivative liabilities	$-	$(64)	$-	$(64)

Total	$-	$2,289	$-	$2,289

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

Diluted net income per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. For the years ended December 31, 2014 and 2013 there were no outstanding stock options that were excluded from the computation of diluted net earnings per share, that would have had an anti dilutive effect if included.

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

Effective June 2011, the Company adopted the Financial Accounting Standards Board ("FASB") guidance on the presentation of comprehensive income. The Company elected to present the components of net income and other comprehensive income in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income.

u.	Accounting for stock-based compensation:

1.
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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Accounting for stock-based compensation (Cont.):

1.	Cont.

The exercise price of each option is generally the fair market value on the date of the grant. Options generally become exercisable over a three to four-year period, subject to the continued employment of the employee. All options expire 7 years from the date of grant.

The Company did not grant any stock options during 2014. In 2012, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

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

2.
Phantom share based payment:

During 2014, the Company granted several of its employees a right to a bonus payment based on an increase in the Company’s ordinary share value (the "phantom award") and under which the employees are entitled to receive in cash or shares the difference between exercise price, subject to adjustments for dividend distributions made until the actual payment of the bonus and the value of the Company’s ordinary shares with such bonus right vesting over a four-year period on an annual basis.

According to ASC 718-10, “instruments that are required to be cash-settled (e.g., cash-settled stock appreciation rights) or require cash settlement on the occurrence of a contingent event that is considered probable” should be treated as a liability. As such, in this case the share-based compensation is accounted for as a liability award. According to ASC 718-10, in connection with the measurement of the liability settlement, the value of the award should be measured each reporting date until settlement. The fair value of the phantom award was calculated using the Binominal option pricing model.

After implementing the above accounting treatment, the liability balance that the Company recorded as of December 31, 2014 was $1,555. As of December 31, 2014, there was $2,547 of total unrecognized compensation cost related to the phantom award.

As of December 31, 2014, the Company estimated the fair value of phantom awards granted using the binominal option pricing model with the following weighted average assumptions:

December 31, 2014

Dividend yield	0%
Expected volatility	45%
Risk-free interest rate	1.9%
Expected life (in years)	6.3

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Redeemable non-controlling interest:

The Company is party to a put and call arrangement with respect to the remaining 45% non-controlling interest in Caesarstone Canada, Inc. Due to the existing put and call arrangements, the non-controlling interest is considered to be redeemable and is recorded on the balance sheet as a redeemable non-controlling interest outside of permanent equity. The redeemable non-controlling interest is recognized at the higher of: i) the accumulated earnings associated with the non-controlling interest, or ii) the redemption value as of the balance sheet date.

The following table provides a reconciliation of the redeemable non-controlling interest:

	December 31,
	2014	2013	2012

Beginning of the year	$7,624	$7,106	$6,205
Net income attributable to non-controlling interest	1,820	1,009	735
Foreign currency translation adjustments	(729)	(491)	166

Redeemable non-controlling interest - end of the year	$8,715	$7,624	$7,106

w.	Comprehensive (loss) income:

In 2012, the Company adopted ASU No 2011-05 presentation of comprehensive income. This amended standard eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders’ equity, and requires that all changes in shareholders’ equity-except investments by, and distributions to, owners-  be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

The Company’s adoption of this amended standard impacted the presentation of other comprehensive income, as the Company has elected to present two separate but consecutive statements, though it did not have an impact on the Company’s financial position or results of operations.

The total accumulated other comprehensive income, net was comprised as follows:

	December 31,
	2014	2013

Accumulated losses on derivative instruments	$(1,334)	$-
Accumulated foreign currency translation differences	800	3,680

Total accumulated other comprehensive income, net	$(534)	$3,680

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

w.	Comprehensive (loss) income (Cont.)

In 2013, the Company adopted ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (“AOCI”). This new accounting standard improves the reporting of reclassifications out of AOCI by requiring an entity to report the effect of significant reclassifications out of AOCI. The adoption of the ASU did not have an impact on the Company’s financial position or results of operations.

The following table summarizes the changes in accumulated balances of other comprehensive income, net of taxes for the year ended December 31, 2014:

	Unrealized gains (losses) on derivative instruments	Accumulated foreign currency translation differences	Total

Balance as of December 31, 2013	$-	$3,680	$3,680
Other comprehensive income (loss) before reclassifications	(2,168)	(2,880)	(5,048)
Amounts reclassified from AOCI	834	-	834

Net current period other comprehensive income	(1,334)	(2,880)	(4,214)

Balance as of December 31, 2014	$(1,334)	$800	$(534)

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

w.	Comprehensive (loss) income (Cont.)

The following table provides details losses on cash flow hedge reclassified out of accumulated other comprehensive income:

Year ended December 31, 2014	Affected line item in the consolidated statement of income

$692	Cost of revenues
17	Research and development
67	Marketing and selling
58	General and administrative
$834

x.
Capitalized software costs:

The Company follows the accounting guidance specified in ASC 350-40, “Internal-Use Software”. The Company capitalizes costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials, and consultants incurred in developing internal-use computer software, once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized software costs are amortized on a straight-line basis over it’s useful life.

y.	Impact of recently issued accounting standards

1.
In August 2014, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.

2.
In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is not permitted). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the potential effect of the amended guidance on its consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Impact of recently issued accounting standards (Cont.)

3.
In April 2014, the FASB issued amended guidance related to discontinued operations. The new guidance limits the presentation of discontinued operations to business circumstances when the disposal of the business operation represents a strategic shift that has had or will have a major effect on operations and financial results. This guidance is effective for fiscal years beginning January 1, 2015. The Company believes that the adoption of this new standard will not materially impact its consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2013

Prepaid expenses	$2,296	$1,326
Government authorities	5,765	6,825
Deferred tax assets	8,384	7,114
Advances to suppliers	2,480	3,726
Derivatives	2,479	2,353
Other	1,325	1,509

	$22,729	$22,853

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	INVENTORIES

	December 31,
	2014	2013

Raw materials	$15,439	$13,753
Work-in-progress	726	1,047
Finished goods(*)	64,047	43,067

	$80,212	$57,867

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

NOTE 5:-       PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:
Machinery and manufacturing equipment, net(1)	$173,937	$124,728
Office equipment and furniture	8,633	7,868
Motor vehicles	948	1,565
Buildings and leasehold improvements	77,281	35,686
Prepaid expenses related to operating lease(2)	939	939

	261,738	170,786

Accumulated depreciation	88,745	77,152

Depreciated cost	$172,993	$93,634

(1)	Presented net of investment grant received in 2004, 2005 and 2006 years, in the total amount of $7,200.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-      PROPERTY, PLANT AND EQUIPMENT, NET (CONT.)

In 2014, the Company derecognized fully depreciated property, plant and equipment that will not be used, in a total amount of $2,003.

Depreciation expense totaled $13,974, $11,626 and $10,544 for the years ended December 31, 2014, 2013 and 2012, respectively.

For a discussion of the pledges made by the Company, see Note 11(d).

NOTE 6:-      OTHER ASSETS

	December 31,
	2014	2013
Original amounts:

Non-compete agreement	$1,672	$1,817
Distribution relationships	1,698	1,785
Customer relationships	6,588	6,953
Distribution agreement	14,616	14,616

	24,574	25,171
Accumulated amortization:

Non-compete agreement	(1,646)	(1,780)
Distribution relationships	(1,311)	(1,301)
Customer relationships	(4,458)	(3,512)
Distribution agreement	(7,100)	(5,206)

	(14,515)	(11,799)

Total other intangible assets	$10,059	$13,372

(1)	Amortization expense amounted to $3,202, $3,368 and $3,824 for the years ended December 31, 2014, 2013 and 2012, respectively.

(2)	Estimated amortization expenses for the following years as of December 31, 2014:

2015	$3,104
2016	2,412
2017	2,305
2018	2,238
$10,059

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-       GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2013 are as follows:

Balance as of December 31, 2012	$42,955

Foreign currency translation adjustments	(3,253)

Balance as of December 31, 2013	$39,702

Foreign currency translation adjustments	(1,742)

Balance as of December 31, 2014	$37,960

NOTE 8:-	SHORT-TERM BANK CREDIT AND LOANS

a.	Short-term bank credit and loans are classified as follows:

		Weighted average interest
	Currency	December 31,		December 31,
		2014	2013	2014	2013
		%

Short-term bank credit	CAD	-	3.25	$-	$5,454

b.
As of December 31, 2014 and 2013, the Company had short-term and revolving credit lines of approximately $9,863 and $10,655, respectively, from Israeli, Canadian and Australian banks. The Company's current credit lines, if not extended, will expire in December, 2015 in Israeli and Australian banks and in July, 2015 in Canadian banks.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2014	2013

Employees and payroll accruals	$10,582	$9,652
Accrued expenses	7,394	6,043
Advances from customers	42	1,405
Taxes payable	1,915	2,435
Warranty provision	1,475	920
Derivatives	2,900	64
Phantom share based payment	750	-
Other	716	371

	$25,774	$20,890

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

1.
In December 2007, the Company terminated its agency agreement with its former South African agent, World of Marble and Granite (“WOMAG”), on the basis that it had breached the agreement. In the same month, the Company filed a claim for NIS 1.0 million (approximately $257) in the Israeli District Court in Haifa based on such breach. WOMAG has contested jurisdiction of the Israeli District Court, but subsequent appellate courts have dismissed WOMAG’s contest. In January 2008, WOMAG filed suit in South Africa seeking EURO 15.7 million (approximately $19,060). In September 2013, the South African Court determined that since a proceeding on the same facts was pending before another court (lis alibis pendens), the South African Court will stay the matter until the conclusion of the Israeli action. In December 2013, the magistrate’s court in Israel held that the Company was not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. The Company has filed an appeal on this judgment to the district court, which was denied by the court during 2014. The case in the South African Court will be set for trial. Although the Company intends to vigorously defend the case in the South African court, the Company believes it provided an adequate reserve for this claim.

2.
The Company is subject to a number of claims in Israel mainly by fabricators or their employees alleging that they contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting Company's products.

Individual Claims

The Company is subject to 60 pending claims of bodily injury that have been filed against it directly since 2008 in Israel or that have named the Company as third-party defendant by fabricators or their employees in Israel (one in 2008, two in 2009, four in 2010, six in 2011, six in 2012, eight in 2013 and 33 in 2014 through March 11, 2015).  The Company have also received ten letters threatening to file claims on behalf of certain fabricators in Israel or their employees in Israel alleging that they contracted illnesses as a result of fabricating Company's products. Each of the claims named other defendants, such as fabricators that employed the plaintiffs, the Israeli Ministry of Industry, Trade and Employment, distributors of the Company's products and insurance companies.  The pending claims include one lawsuit filed with a petition to be recognized as class action, one lawsuit filed by three stone fabricators together and one appeal which was filed in connection with a judgment granted in one of the lawsuits (as further detailed below). In addition, one claim was filed by the Israeli National Insurance Institution ("NII") for subrogation of compensation paid by the NII to certain fabricators who allegedly contracted silicosis. Various arguments are raised in the claims, including among others product liability arguments and failure to provide warnings regarding the risks associated with silica dust generated by the fabrication of the Company's products.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies:

2.
(Cont.)

Most of the claims do not specify a total amount of damages sought, as the plaintiff’s future damages will be determined at trial; however, damages totaling approximately $12,120 million are specified in certain of the claims currently pending against the Company in Israel. A claim filed with the Magistrates court in Israel is limited to a maximum of NIS 2.5 million (approximately $643) plus any fees, and among the 60 claims filed against the Company in Israel, 35 claims were filed in the Magistrates court. A claim filed in  the District court is not subject to such limitation. As a result, there is uncertainty regarding the total amount of damages that may ultimately be claimed.

In addition in Israel, as well as in some other jurisdictions, defendants are liable jointly and severally towards the plaintiff. In cases where several defendants are found as liable, the plaintiff is entitled to collect all his damages from one of the liable defendants only. If the Company is found partially liable to a plaintiff's damages, the plaintiff may seek to collect all his damages from the Company; In such cases, the Company shall have to act for collecting the damages attributable to other defendants from them, and if such defendants are insolvent or the Company is unsuccessful in collecting their portion of the damages for any other reason, the Company may incur damages beyond the damages the Company is liable for.

The Company intend to vigorously contest pending claims against it and potential claims, although there can be no assurance that the Company will succeed in these claims and there is a reasonable possibility that the Company will be liable for damages in such lawsuits. Currently the Company estimates its reasonably possible  exposure with respect to 47 lawsuits out of the total 60 pending law suits to be approximately $12,120, although the actual result of such lawsuits may significantly vary from such estimate. As the Company currently assessed, also based on its legal advisors opinion, that contingent losses related to the silicossis proceedings are only reasonably possible, pursuant to ASC 450, an accrual has not been recorded for the loss contingencies.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

2.
(Cont.)

December 2013 Judgment

In December 2013, a judgment was entered by the Central District Court of Israel in one of the law suits, according to which the Company was found to be comparatively liable for 33% of the plaintiff's total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence, and on the Israeli Ministry of Industry at 27%. The total damages of the plaintiff were found by the court to be NIS 5.3 million (approximately $1,400). Since the plaintiff received payments from the NII,  such payments were subtracted from the total damages after reduction of the damages contributed to the plaintiff's contributory negligence. However, under Israeli law, under certain condition a plaintiff may be awarded as compensation from third party injurers, other than his employer, at least 25% of the damages claimed even if the payments that the plaintiff received from the NII equal to or exceed the actual damages of the plaintiff after deducting his contributory liability. Accordingly, in the above claim, the court awarded the plaintiff additional compensation of approximately NIS 800,000 (approximately $206) plus legal fees and expenses, which reflected 25% of the plaintiff actual damages, after deducting the plaintiff's contributory negligence and the amount of NIS 3.3 million (approximately $850) to which the claimant is entitled from the NII. After giving effect to the Israeli Ministry of Industry’s comparative responsibility, the total liability imposed on the Company in this case was NIS 436,669 (approximately $112) plus the claimant’s legal expenses.  Such amount was fully paid by Company's insurer in January 2014 (apart from Company's deductible). The Company, as well as the Israeli Ministry of Industry and the plaintiff, appealed on the judgment to the Israeli Supreme Court. Although the December 2013 judgement was entered, under the Israeli law, a District Court judgment does not consist a precedence binding upon other courts in Israel. There is no assurance whether the Company or any of the other appellant shall succeed in the appeals.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

2.
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

Settled Claim

The Company was also a party to a two settlement agreements that had been approved by a court with respect to two of the claims filed. In the first case, the total settlement was for NIS 275,000 (approximately $71) of which the Company had agreed to pay NIS 10,000 (approximately $3) without admitting liability. Substantially all of the balance was payable by the fabricator that employed the individual in question and insurance companies. In the second case, the total settlement was for NIS 130,000 (approximately $33) of which the Company agreed to pay NIS 80,000 (approximately $21). The balance was payable by the owners of the fabrication factory in which the deceased plaintiff was working. According to the settlement agreement, the parties' obligations are separated and neither party will be liable to the other parties' obligations under the agreement.

Class Action

In April 27, 2014, a lawsuit by single plaintiff and a motion for the recognition of this lawsuit as a class action was filed against the Company in the Central District Court in Israel. The plaintiff alleges that, if the lawsuit is recognized as a class action, the claim against the Company is estimated to be NIS 216 million (approximately $56,000). In addition, the claim includes an unstated sum in compensation for special and general damages.

The Company intends to vigorously contest recognition of the lawsuit as a class action and to defend the lawsuit on its merits, although, considering the preliminary stage of this lawsuit, there can be no assurance as to the probability of success or the range of potential exposure, if any.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

3.
In November 2011, Kfar Giladi Quarries Agricultural Cooperative Society Ltd., or Kfar Giladi Quarries, and Microgil Agricultural Cooperative Society Ltd., or Microgil, an entity the Company believes is controlled by Kfar Giladi Quarries (Microgil and Kfar Giladi Quarries together shall be referred to as "Kfar Giladi"), initiated arbitration proceedings against the Company.

On April 15, 2012, Kfar Giladi Quarries filed a complaint with the arbitrator against the Company seeking damages of NIS 232.8 million (approximately $59,861) for breach of the agreement between the parties dated June 13, 2006. During August 2012, the Company filed with the arbitrator a legal claim against Microgil and Kfar Giladi Quarries for NIS 76.6 million (approximately $19,697). During the arbitration the Company found out that the claimants took illegal actions in order to obtain evidence. The Company considered these actions to be a breach of the arbitration clause and accordingly, in January 2014, the Company gave the claimants a notice of the arbitration's cancellation. The Company also submitted a claim to the district court seeking a declarative judgment that the arbitration’s cancellation was lawful and asked the court to stay the arbitration process until the Company's claim to the district court is adjudicated. In turn, the claimants filed a counter motion to the court asking to stay the Court proceedings. In April 2014, the court accepted the claimants' motions to stay Court proceedings and ordered the arbitrator to proceed with the arbitration process. The Company filed a leave to appeal to the supreme court of the State of Israel and at the same the arbitration process is being conducted.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

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

4.
From time to time, the Company faces environmental compliance issues related to the Company's two manufacturing facilities in Israel. At present, the Company is considering remedial steps to address issues related to the following:

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

4.
(Cont.)

In January 2010, the Israel Ministry of the Environment ("IMPE") ordered the Company to remove sludge waste that was disposed of in 2009 in a number of locations in northern Israel claiming that such disposal was unlawful. The Company has engaged in discussions with the IMPE with respect to which sites will require waste removal. The Company performed a feasible and practical clean-up project but have yet to receive any acknowledgement by the IMPE that no further actions are necessary in relation with such sludge. In addition in May 2014 after reexamining Company's sludge, the IMPE decided to classify Company's sludge as solid industrial waste. Such reclassification results in the need to dispose the waste at different disposal sites, which involves much higher expenses compared to Company's previous disposal costs. As of December 31, 2014, the Company reserved of approximately $747, which it believes to be adequate for anticipated future clean-up expenditures if required by the IMPE.

The Company has been required by the IMPE to comply with the applicable requirements under the law and regulations related to styrene gas emission at both of its plants in Israel.

In December 2013, the Company completed the installation of a system in its Bar-Lev manufacturing facility to reduce styrene emission and following which the Company has better control of the styrene emission in the Bar-Lev manufacturing facility and the Company presented to IMPE a plan to further improve our control of styrene emission and comply with the styrene gas emission standards With respect to the Sdot-Yam manufacturing facility the IMPE has summoned the Company in January 2014 toa hearing to address allegations that, based on the IMPE’s procurement of several gas emission samplings, the Company exceeded the air ambient standards. Following the hearing, and although the IMPE acknowledged that the Company was in the process of installing measures to comply with the styrene gas emission standards, the IMPE decided to recommend the conducting of  investigation with respect to the allegation that the Company exceeded from the threshold of styrene air ambient standards during 2013. During 2014, applied measures to correct the styrene air ambient standards which the Company believe should conclusively solve any exceeded emission of styrene gas. Company’s constant controlling of styrene emission levels requires strict maintenance and compliance with work processes.

5.
From time to time, the Company is involved in other legal proceedings and claims in the ordinary course of business related to a range of matters. While the outcome of these other claims cannot be predicted with certainty, the Company's management does not believe that any such claims or all of them together will have a material effect on the Company's consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

6.
Legal Procedure and a hearing by the Israeli Ministry of Economy with and respect to  Israeli Hours of Work and Rest Law, 1951 and the employment of Jewish employees on Saturdays

The Company is subject to the Israeli Hours of Work and Rest Law, 1951 ("Rest Law"), which forbids the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the Israeli Ministry of Economy. Company's employees, including Jewish and other employees, work in three shifts a day of an average length of eight hours each, seven days a week. The Company currently does not have a permit for the employment of Jewish employees on Saturdays and Jewish holidays. Such employment of Jewish employees on Saturdays and Jewish holidays without a permit constitutes infringement of the Rest Law. Although there is no assurance that the Company shall be able to obtain a permit to employ Jewish employees on Saturdays and Jewish holidays, the Company have recently submitted an application with the Israeli Ministry of Economy for such permit. On September 20, 2014, an inspection of the Israeli Ministry of Economy in our Bar-Lev manufacturing facility has found three Jewish employees employed on a Saturday. Following this inspection the Company was summoned to a hearing by the Israeli Ministry of Economy. A decision with respect to the hearing was not yet resolved.  Concurrently, the Company is in the process of implementing certain operational steps and change in our headcount in order to comply with the Rest Law over time. If the Company is unable to obtain a permit to employ Jewish on Saturdays and Jewish holidays and the Company is unsuccessful in employing only non-Jewish employees on Saturdays, the Company may be compelled to cease operation or partially operate its plants in Israel during Saturdays and Jewish holidays, and as a result, the Company may have less production capacity which could materially adversely affect its revenues and profitability. In addition, the Company and its officers may be exposed to administrative and criminal liabilities, including fines.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Operating lease commitments:

 The land and certain of the Company's facilities and vehicles are leased under operating lease agreements. Future minimum lease commitments under non-cancellable operating leases for the specified periods ending after December 31, 2014 are as follows:

2015	$11,487
2016	9,829
2017	8,534
2018	7,225
2019	6,465
2020 and thereafter	50,685

Total	$94,225

 Lease expenses, for the years ended December 31, 2014, 2013 and 2012 were approximately $11,545, $12,608 and $11,137, respectively.

c.	Purchase obligation:

 The Company's significant contractual obligations and commitments as of December 31, 2014 are summarized in the following table:

2015 (1)	$27,062
2016 and thereafter	-

$27,062

(1)	Consists of purchase obligations to certain suppliers.

d.	Pledges and guarantees:

1.
As of December 31, 2014, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $23,797, of which approximately $22,766 related to the establishment of the production lines in Caesarstone Technologies, Inc. and the remaining amount related to facilities, vehicle leases and other miscellaneous guarantees.

2.
Company's credit facilities provided by banks in Israel are secured with a “Negative floating pledge”, whereby  the Company committed not to pledge or charge and not to undertake to pledge or charge its general floating assets.

3.	To secure the Company's liabilities to a bank in Canada, Caesarstone Canada Inc. has provided a security interest on certain of its inventory and other tangible and intangible assets.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.	Uncertain tax positions:

The balances at December 31, 2014 and 2013 include a liability for unrecognized tax benefits of  $417 and $1,395, respectively, for tax positions which are uncertain of being sustained. The accruals are with respect to the eligibility of certain profits to the reduced tax rates under the Company's Approved Enterprise, Beneficiary Enterprise, and Preferred Enterprise programs as well as with respect to some expenses, which deduction for tax purposes is uncertain.

The Company recognizes interest and penalties related to income taxes in its tax expense line in its consolidated statements of income. The Company had approximately $151 and $125 accrued for interest payments as of December 31, 2014 and 2013, respectively. This accrual was fully offset by interest receivable resulting from tax advances made to the Israeli Tax Authorities.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2012	$755

Increases in tax positions for current year	177
Addition of tax position of prior years	167
Foreign currency adjustments	(15)

Gross tax liabilities at December 31, 2012	1,084

Increases in tax positions for current year	151
Addition of tax position of prior years	68
Foreign currency adjustments	92

Gross tax liabilities at December 31, 2013	1,395

Increases in tax positions for current year	-
Addition of tax position of prior years	146
Decrease in tax position resulting from settlement	(1,076)
Foreign currency adjustments	(48)

Gross tax liabilities at December 31, 2014	$417

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

a.
Uncertain tax positions (Cont.):

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2014:

 Israel 2012-present
 Australia 2010-present
 Canada 2010-present
 United States 2011-present
 Singapore 2010-present

b.	Israeli taxation:

1.	Corporate tax rate: The corporate tax rate in Israel is 26.5% in 2014 and was 25% in 2013 and 2012.

2.
Foreign Exchange Regulations:

Commencing in taxable year 2014, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Foreign Tax Regulations. Under the Foreign Exchange Regulations, an Israeli company must calculate its tax liability in U.S. Dollars according to certain orders and than translated into NIS according to the exchange rate as of December 31st of each year. For taxable years up to 2013, the Company measured its taxable income and filed its tax returns in NIS.

3.
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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

b.	Israeli taxation (Cont.):

3.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

According to the Law for the Encouragement of Capital Investments, 1959 (the "Encouragement Law"), the Company is entitled to various tax benefits by virtue of the "Preferred Enterprise" status granted to its enterprises, in accordance with the Encouragement Law.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

b.	Israeli taxation (Cont.):

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

Under Amendment No. 68, some of the Company's facilities are eligible for tax benefits at a reduced flat corporate tax rate, which is not program-dependent, and applies to the Company's facilities entire preferred income. The reduced flat corporate tax rates were as follows: in 2012, 15% (in development area A-10%), in 2013 -12.5% (in development area A-7%).

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

b.	Israeli taxation (Cont.):

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

Conditions for entitlement to benefits:

The abovementioned benefits are contingent upon the fulfillment of the conditions stipulated by the Encouragement Law, regulations published thereunder and the letters of approval for the investments in the Preferred Enterprises, as discussed above. Non-compliance with the conditions may cancel all or part of the benefits and require a refund of the amount of the benefits, including interest. The Company's management believes that the Company is meeting the aforementioned conditions.

Of the Company's retained earnings as of December 31, 2014, approximately $19,894 is tax-exempt earnings attributable to its Approved Enterprise programs and $15,546 is tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 26.5% as of December 31, 2014). Under the Encouragement Law, tax-exempt income generated under the Beneficiary Enterprise status or the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law. The Company's policy is not to distribute such dividends from tax-exempt income derived from Approved/Beneficiary Enterprises.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

b.	Israeli taxation (Cont.):

As of December 31, 2014, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $5,272. If income attributed to the Beneficiary Enterprise would have been distributed as a dividend, including upon liquidation, the Company would have incurred a tax liability of approximately $4,120. These amounts would be recorded as an income tax expense in the period in which the Company declares the dividend.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

c.	Non-Israeli subsidiaries taxation:

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.
Statutory tax rates for investee companies are as follows:
Company incorporated in United States - 40% tax rate.
Company incorporated in Australia - 30% tax rate.
Company incorporated in Singapore - 17% tax rate.
Company incorporated in Canada – 26.32% tax rate.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2014	2013
Deferred tax assets:

Intangible assets	$110	$127
Other temporary differences (1)	5,636	5,404
Temporary differences related to inventory	637	1,535
Phantom award	53	-
Unrealized profit from sales to subsidiary	3,355	1,910
Less-valuation allowance	(331)	(397)
Total net deferred tax assets	9,460	8,579

Deferred tax liabilities
Property and equipment	(3,081)	(4,030)
Intangible assets	(2,910)	(3,657)
Other temporary differences	(20)	(23)

Total deferred tax liabilities	(6,011)	(7,710)

Deferred tax assets, net	$3,449	$869

(1)	Deriving mainly from the following - provision for bad debts, labor provisions, warranty provision and related party liability for tax purposes.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes (Cont.):

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

e.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2014	2013	2012

Income before taxes on income	$93,997	$74,689	$47,188

Statutory tax rate in Israel	26.5%	25%	25%

Income taxes at statutory rate	$24,909	$18,672	$11,797

Increase (decrease) in tax expenses resulting from:
Tax benefit arising from reduced rate as an "Approved Enterprise"	(12,482)	(11,267)	(7,192)
Non-deductible expenses, net	856	1,274	1,025
Adjustment for change in tax law	-	575	-
Decrease in taxes resulting from tax settlement with tax authorities	(286)	-	-
Tax adjustment in respect of foreign subsidiaries' different tax rates	634	741	558
Uncertain tax liability (ASC 740)	146	219	344
Changes in valuation allowance	(66)	97	211
Others	27	25	78

Income tax expense	$13,738	$10,336	$6,821

Effective tax rate	15%	14%	14%

Per share amounts (basic) of the tax benefit resulting from an "Approved Enterprise"	$(0.36)	$(0.32)	$(0.22)
Per share amounts (diluted) of the tax benefit resulting from an "Approved Enterprise"	$(0.35)	$(0.32)	$(0.22)

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2014	2013	2012

Domestic	$82,670	$65,657	$40,691
Foreign	11,327	9,032	6,497

	$93,997	$74,689	$47,188

g.	Tax expenses on income are comprised as follows:

	Year ended December 31,
	2014	2013	2012

Current taxes	$16,318	$10,119	$8,742
Deferred taxes	(2,580)	217	(1,921)

	$13,738	$10,336	$6,821

Domestic	$9,646	$6,395	$4,930
Foreign	4,092	3,941	1,891

	$13,738	$10,336	$6,821

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2014 and 2013:

	Authorized		Issued and outstanding
	December 31,		December 31,
	2014	2013	2014	2013

Shares of NIS 0.04 par value:

Ordinary shares	200,000,000	200,000,000	35,132,127	34,739,315

b.	Ordinary shares-ordinary shares confer on their holders voting rights and the right to receive dividends.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

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

d.
Dividends:

The Company paid dividends in the amount of $20,025, $20,149 and $27,182, in 2014, 2013 and 2012, respectively, out of non-tax exempt profit under the Approved Enterprise, beneficiary enterprise and preferred enterprize.

e.
Compensation plan:

On January 1, 2011, the Board of Directors adopted the Caesarstone Sdot-Yam 2011 Incentive Compensation Plan pursuant to which non-employee directors, officers, employees and consultants may receive stock options exercisable for ordinary shares, if certain conditions are met. As of December 31, 2014, there were 401,543 options outstanding under the plan and 1,206,580 shares available or reserved for future issuance under the plan.

As of December 31, 2014, there was $447 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the Company's stock option plan. That cost is expected to be recognized over a weighted-average period of 0.68 years.

The following is a summary of activities relating to the Company’s stock options granted to employees among the Company’s plan during the year ended December 31, 2014:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	895,552	$10.58	$44,097
Granted	-	$-	$-
Exercised	489,102	$10.52	$20,877
Forfeited	5,155	$9.85	$258
Outstanding - end of the year	401,295	$10.09	$19,956
Options exercisable at the end of the year	3,350	$9.85	$167
Vested and expected to vest	401,295	$10.09	$19,956

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Compensation plan (Cont.):

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal 2014 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount changes based on the fair market value of the Company’s ordinary shares.

The options outstanding as of December 31, 2014, have been separated into ranges of exercise price, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 9.85	381,295	4.22	$9.85	3,350	4.22	9.85
$ 14.69	20,000	4.85	$14.69	-	-	-
	401,295			-	-	-

During the year ended December 31, 2014, the Company recognized stock-based compensation expense related to employee stock options in the amount of $1,212.

Compensation expenses related to options granted were recorded in the consolidated statements of operations, as follows:

	December 31,
	2014	2013

Cost of revenues	$75	$149
Research and development expenses	52	35
Selling and marketing expenses	210	384
General and administrative expenses	875	1,946

Total	$1,212	$2,514

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES

Kibbutz Sdot-Yam

The Company's controlling shareholder, Kibbutz Sdot-Yam, established Caesarstone in 1987 and has an ownership interest in the Company of approximately 32.6%, as of December 31, 2014. Caesarstone is party to a series of agreements with the Kibbutz that govern different aspects of the Company's relationship and are described below.

a.	Manpower Agreement with Kibbutz:

On July 2011, a manpower agreement was signed with a term of 10 years from January 1, 2011. Under the manpower agreement, Kibbutz Sdot-Yam will provide the Company with labor services staffed by Kibbutz Appointees. The consideration to be paid for each Kibbutz Appointee will be based on the Company's total cost of employment for a non-Kibbutz Appointee employee performing a similar role. The number of Kibbutz Appointees may change in accordance with the Company's needs. Under the manpower agreement, the Company will notify Kibbutz Sdot-Yam of any roles that require staffing, and if the Kibbutz offers candidates with skills similar to other candidates, the Company will give preference to hiring of the relevant Kibbutz members. Kibbutz Sdot-Yam is entitled under this agreement, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee of manpower services through his or her employment by Kibbutz Sdot-Yam and require such appointee to become employed directly by the Company. The Company will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with the Company. The Company will provide up to NIS 250,000 ($64) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. The Company will also implement a policy that prioritizes the hiring of such young Kibbutz members as the Company's employees upon their graduation. The letter of understanding further indicates that the definitive manpower agreement will include Kibbutz Sdot-Yam's obligation to customary liability, insurance, indemnification and confidentiality and intellectual property provisions.

Manpower service fees were $3,939, $3,857 and $3,846 for the years ended December 31, 2014, 2013 and 2012, respectively.

b.	Services from the Kibbutz:

On July 20, 2011 the Company signed a service agreement with the Kibbutz that was further amended on February 13, 2012, with a term of eight years from the closing of the IPO and that will be automatically renewed, unless one of the parties gives six months prior notice, for additional one-year periods.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

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

The Company's service fees to the Kibbutz pursuant to the services agreement totaled $2,118, $2,112 and $ 2,113 for the years ended December 31, 2014, 2013 and 2012, respectively.

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

The Company's management service fees to the Kibbutz pursuant to the management services agreement totaled $0, $0 and $477 for the years ended December 31, 2014, 2013 and 2012, respectively.

d.
Land Use Agreement with the Kibbutz:

The Company's principal offices and research and development facilities, as well as one of its two manufacturing facilities, are located on the grounds of the Kibbutz and include  buildings spaces of approximately 31,644 square meters and unbuilt areas of approximately 55,207 square meters.

The Company signed on July 20, 2011 and amended on February 13, 2012 a land use agreement with the Kibbutz, which has a term of 20 years commencing on April 1, 2012. Under the land use agreement, Kibbutz Sdot-Yam permits the Company to use approximately 100,000 square meters of land, consisting of facilities and unbuilt areas, in consideration for an annual fee of NIS 12.6 million (approximately $3,400) in 2012 and NIS 12.9 million (approximately $3,500) in 2013, (each of these amounts do not include approximately NIS 62,000 (approximately $18) for an additional area that the Company has leased on the grounds of Kibbutz Sdot-Yam due to the Company's needs and Kibbutz Sdot-Yam's consent under the same terms as the land use agreement), in each case plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

d.
Land Use Agreement with the Kibbutz (cont.):

Pursuant to an agreement dated January 4, 2012, for the settlement of reimbursement for building expenses incurred by the Company from January 2012, NIS 82,900 (approximately $24) and NIS 43,000 (approximately $12) will not be included in the land use fees until the year 2020 and year 2015, respectively.

The annual fee may be adjusted after January 1, 2021 (or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the ILA or the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd.) and every three years thereafter, if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israeli ("Bank Leumi"). Under the land use agreement, the Company may not terminate the operation of either of its two production lines at its plant in Kibbutz Sdot-Yam as long as the Company continues to operate production lines elsewhere in Israel, and its headquarters must remain at Kibbutz Sdot-Yam. The Company may also not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the land use agreement; however, it may submit a written request to Kibbutz Sdot-Yam to return certain lands. Kibbutz Sdot-Yam will have three months to accept or reject such request, in its sole discretion, provided that if it does not respond within such three-month period, the Company will be entitled to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. In such event, the Company will continue to be liable to Kibbutz Sdot-Yam with respect to such lands.

Pursuant to the land use agreement, if the Company needs additional facilities on the land that the Company is permitted to use in Kibbutz Sdot-Yam, subject to obtaining the permits required by law, Kibbutz Sdot-Yam will build such facilities for the Company, by using the proceeds of a loan that the Company will make to Kibbutz Sdot-Yam, which loan shall be repaid to the Company by off-setting the monthly additional payment that the Company will pay for such new facilities and, if not fully repaid during the land use agreement term, upon termination thereof.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

d.
Land Use Agreement with the Kibbutz (cont.):

In addition, the Company has committed to fund the cost of construction, up to a maximum of NIS 3.3 million (approximately $800) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and its facilities, such that the entrance of the Company's facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, the Company has committed to pay NIS 200,000 (approximately $51) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment to be deducted in monthly installments over a four-year period beginning in 2013 from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to the Company's Sdot-Yam facility.

Starting from January 1, 2014, the Company is making use, per the Company's needs, of additional offices area in Kibbutz Sdot-Yam  of approximately 400 sqm, for fees which amount to NIS 77,956 (approximately $20). Such additional area shall be used by the Company as long as the Company needs it and not later than the end of the land use agreement.

Pursuant to the land use agreement signed on July 20, 2011 and amended on February 13, 2012 with Kibbutz Sdot-Yam that became effective in March 2012 and expires in October 2017, if the Company wishes to acquire or lease any additional lands, whether on the grounds of the Company's Bar-Lev manufacturing facility, or elsewhere in Israel, for the purpose of establishing new plants or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities’ structure on such land at its own expense in accordance with the Company's needs; (ii) the Company will perform any necessary building adjustments at the Company's expense; and (iii) Kibbutz Sdot-Yam will lease the land and the facility to the Company under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price. As a result, the Company depends on Kibbutz Sdot-Yam to act in connection with the expansion of the Company's facilities. The Company  may also incur greater costs associated with the purchase of additional land or the construction of additional facilities than it could obtain from a third-party due to its arrangement with Kibbutz Sdot-Yam. In addition, under this agreement, Kibbutz Sdot-Yam has agreed not to compete with the Company as long as it holds more than 10% of the Company's shares.

Pursuant to the above agreement, the Company has entered into an agreement with Kibbutz Sdot-Yam dated August 6, 2013, under which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 on the grounds near the Company's Bar-Lev facility, which the Company required in connection with the construction of the fifth production line at the Company's Bar-Lev manufacturing facility,  leased it to the Company at market value. Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) acquire all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the Warehouse, (iii) perform the preparation work of the Additional Bar-Lev Land and build the Warehouse, through the administrative body of Bar-Lev industry park  and other contractors according to plans provided by the Company. According to the said agreement, Kibbutz Sdot Yam will build a Warehouse for the Company in Bar-Lev, that will be situated both on the current and new land. The finance of the building of the Warehouse will be made through a loan that  will be granted by the Company to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the Warehouse and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 5.3% a year. As of December 31, 2014 the construction of these facilities has not yet started.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

e.
Land Purchase Agreement and Leaseback (Cont.):

The entire amount that was paid was accreted to the full anticipated book value of the land and building at the end of the lease term using a higher effective interest rate that will equalize the amounts paid to the full anticipated book value of the land and building at the end of the lease. As of December 31, 2014, the Company’s liability as a result of this transaction is in the amount of $10,171.

The financing leaseback from related party mature as follows, as of December 31, 2014:

2015	$492
2016	523
2017	555
2018	590
2019	627
2020 and thereafter	7,384
$10,171

The balance at December 31, 2014 and 2013, includes $1,001 and $1,222  of deferred tax assets on the Company liability and a $1,050 and $1,089  deferred tax liability on the buildings depreceiation during the next  years due to temporary differences between the carrying amounts of the property and the liability for financial reporting purposes and the amounts used for income tax purposes.

The Company's payments pursuant to the land use agreement and the land purchase agreement and leaseback totaled $5,039 and $4,851 for the years ended December 31, 2014 and 2013, respectively.

Tene

f.	Management Services Agreement with Tene:

Pursuant to an investment agreement, the Company entered into a management services agreement with its former shareholder “Tene” on December 25, 2006, in which the Company agreed to pay Tene an annual management fee of NIS 600,000 linked to the annual increases in the Israeli consumer price index from December 2006 (payable on a quarterly basis) plus 1.0% of the Company's annual pre-tax income before the payment of the management fee based on the Company's annual financial reports (payable 30 days following approval of the Company's annual financial statements for each year).

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

f.
Management Services Agreement with Tene (Cont.):

These amounts bear interest at an annual interest rate of 3.5% from their due date until actual payment. Commencing on January 3, 2010, the amount of the annual management fee was increased to NIS 870,000, linked to annual increases in the Israeli consumer price index plus 1.58% of the amount of the Company's annual pre-tax income before payment of the management fee based on the Company's annual financial statements.On December 31, 2011, the management services agreement was automatically renewed for an additional three-year period. The management services agreement was terminated immediately upon the closing of the IPO.

The Company paid Tene management fees totaling $0, $0 and $161, for the years ended December 31, 2014, 2013 and 2012, respectively.

g.
Bonus paid by Tene:

During 2013, compensation expenses related to bonus paid by Tene in the amount of $810, to certain of its employees were recorded in the consolidated statements of operations in General and administrative expenses.

Details on transactions and balances with related parties

a.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz and Tene). The following table summarizes transactions with related parties:

	Year ended December 31,
	2014	2013	2012

Cost of revenues	$9,073	$8,792	$6,147
Research and development	$123	$211	$301
Selling and marketing	$373	$632	$682
General and administrative	$2,538	$1,649	$3,053
Finance expenses, net	$685	$671	$236

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

Details on transactions and balances with related parties(cont.):

b.	Balances with related parties (cont.):

	December 31,
	2014	2013

Account payables and current maturities to related parties, including financing leaseback (1,2)	$3,975	$2,602
Long-term loan and financing leaseback from a related party (1,2)	$8,993	$12,342

(1)
On January 17, 2011 a loan of 4 million Canadian dollars was made to Caesarstone Canada Inc. by its shareholders, CIOT and the Company, on a pro rata basis. The loan bears interest until repayment at a per annum rate equal to Bank of Canada's prime business rate plus 1/4 percent. The interest accrued on the loan is payable on a quarterly basis. As of December 31, 2014 the loan was classified to short term related parties balance.

(2)
In September, 2012, a financing leaseback of $10.9 million related to Bar-Lev transaction was granted to the Company by Kibbutz Sdot-Yam. The financing leaseback bears interest until repayment at a per annum rate equal to 6.23% and is subject to adjustment for increases in the Israeli consumer price index.

NOTE 15:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.
The Company manages its business on the basis of one reportable segment. The data is presented in accordance with Accounting Standard Codification 280, "Segments Reporting" ("ASC 280"). The following is a summary of revenue and long-lived assets by geographic area. Revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues for the years ended December 31, 2014, 2013 and 2012, respectively:

	Year ended December 31,
	2014	2013	2012

USA	$185,583	$123,399	$86,759
Australia	107,539	89,894	88,935
Canada	57,898	49,214	40,322
Israel	41,286	42,024	36,373
Europe	23,109	22,973	20,749
Rest of World	31,987	29,050	23,426

	$447,402	$356,554	$296,564

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

b.	The following table presents total long-lived assets as of December 31, 2014 and 2013:

	December 31,
	2014	2013

Israel	$93,976	$85,491
Australia	1,857	2,019
USA	75,873	4,748
Canada	1,144	1,197
Rest of World	143	179

	$172,993	$93,634

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.	Finance expense, net:

	Year ended December 31,
	2014	2013	2012

Financial expenses:

Interest in respect of long-term loans	$-	$53	$461
Interest in respect of short-term loans and bank fees	3,038	1,565	1,187
Interest in respect of loans to related parties	732	729	299
Changes in derivatives fair value	2,710	-	1,169
Foreign exchange transactions losses	-	6,107	177

	6,480	8,454	3,293
Financial income:

Changes in derivatives fair value	-	6,485	-
Income in respect of cash and cash equivalent and short-term bank deposits	403	655	520
Foreign exchange transactions gains	5,032	-	-

	5,435	7,140	520

Financial expenses, net	$1,045	$1,314	$2,773

b.	Net earnings per share: The following table sets forth the computation of basic and diluted net earnings per share: Numerator:

	Year ended December 31,
	2014	2013	2012

Net income attributable to controlling interest, as reported	$78,439	$63,344	$39,632

Numerator for basic and diluted net income per share	$78,439	$63,344	$39,632

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

b.	Net earnings per share (Cont.): Denominator:

	Year ended December 31,
	2014	2013	2012

Denominator for basic income per share	34,932,000	34,666,514	32,641,701
Effect of dilutive stock options granted	462,499	543,432	58,047

Denominator for diluted income per share	35,394,499	35,209,946	32,699,748

 EPS:

	Year ended December 31,
	2014	2013	2012

Basic earnings per share	$2.25	$1.83	$1.21
Diluted earnings per share	$2.22	$1.80	$1.21

The Rialto, Level 30 525 Collins St Melbourne Victoria 3000 Correspondence to: GPO Box 4736 Melbourne Victoria 3001 T +61 3 8320 2222 F +61 3 8320 2200 E info.vic@au.gt.com W www.grantthornton.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Caesarstone Australia Pty Ltd

We have audited the accompanying balance sheets of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2014 and 2013, and the related statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014 (not presented herein). We also have audited the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caesarstone Australia Pty Ltd as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control—Integrated Framework issued by  COSO.

/s/ GRANT THORNTON AUDIT PTY LTD
Melbourne, Victoria
March 6, 2015