Form 20-F
period 2015-12-31
CaesarStone Sdot-Yam Ltd.
filed 2016-03-07
CIK 1504379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Yosef Shiran
Chief Executive Officer
Caesarstone Sdot-Yam Ltd.
MP Menashe, 3780400
Israel
Telephone: +972 (4) 636-4555
Facsimile: +972 (4) 636-4400
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Act of 1933:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.04 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015: 35,294,755 ordinary shares, NIS 0.04 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2015 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.902, the representative exchange rate published by the Bank of Israel as of December 31, 2015.

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

Unless otherwise noted in this annual report, Freedonia Custom Research, Inc. (“Freedonia”) is the source for third-party industry data and forecasts. The Freedonia Report, dated February 19, 2015, represents data, research opinion or viewpoints developed independently on our behalf and does not constitute a specific guide to action. In preparing the report, Freedonia used various sources, including publically available third-party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products, and government and trade associations. Growth rates in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions and forecasts expressed in the Freedonia Report are subject to change by Freedonia without notice. We have inquired of Freedonia, and been informed that as of the date of this filing, there has been no change in the Freedonia Report, and Freedonia has not reviewed such report from the date of its publication by Freedonia.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements may be found in several sections of this annual report on Form 20-F, including, but not limited to “ITEM 3: Key Information—Risk Factors,” “ITEM 4: Information on Caesarstone,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company considerations.” These statements include, but are not limited to, statements regarding:

•	our ability to respond to new market developments;
•	our intent to penetrate further our existing markets and penetrate new markets;
•	our belief in the sufficiency of our cash flows to meet our needs for the next year;
•	our plans to invest in developing, manufacturing and offering innovative products;
•
our plans to establish a second manufacturing facility in the State of Georgia and install production lines in addition to the existing two production lines, a process toward which we have already taken initial steps;

•	our plans to invest in the promotion and strengthening of our brand;
•	our plans to invest in research and development for the development of new quartz products;
•	our ability to increase quartz’s penetration in our existing markets and new markets;
•	our ability to successfully compete with other quartz surfaces manufacturers, suppliers and distributors, and with suppliers and distributors of other materials used in countertops;
•	our ability to acquire third-party distributors, manufacturers of quartz surfaces products or other products and raw material suppliers;
•	our plans to continue our international presence;
•	our expectations regarding future prices of quartz, polyester and pigments;
•	future foreign exchange rates, particularly the NIS, Australian dollar, Canadian dollar and the euro;
•	our expectations regarding our future product mix;
•	our expectations regarding the outcome of litigation or other legal proceedings in which we are involved, and our ability to use our insurance policy to cover damages; and
•	our expectations regarding regulatory matters applicable to us.

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

TABLE OF CONTENTS

PART I		1
ITEM 1: Identity of Directors, Senior Management and Advisers		1
ITEM 2: Offer Statistics and Expected Timetable		1
ITEM 3: Key Information		1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6
ITEM 4: Information on Caesarstone		35
A.	History and Development of Caesarstone	35
B.	Business Overview	35
C.	Organizational Structure	46
D.	Property, Plants and Equipment	47
ITEM 4A: Unresolved Staff Comments		48
ITEM 5: Operating and Financial Review and Prospects		48
A.	Operating Results	48
B.	Liquidity and Capital Resources	66
C.	Research and Development, Patents and Licenses	69
D.	Trend Information	69
E.	Off-Balance Sheet Arrangements	69
F.	Contractual Obligations	70
ITEM 6: Directors, Senior Management and Employees		71
A.	Directors and Senior Management	71
B.	Compensation of Officers and Directors	75
C.	Board Practices	79
D.	Employees	93
E.	Share Ownership	94
ITEM 7: Major Shareholders and Related Party Transactions		95
A.	Major Shareholders	95
B.	Related Party Transactions	97
C.	Interests of Experts and Counsel	102
ITEM 8: Financial Information		102
A.	Consolidated Financial Statements and Other Financial Information	102
B.	Significant Changes	108
ITEM 9: The Offer and Listing		108
A.	Offer and Listing Details	108
B.	Plan of Distribution	109
C.	Markets	109
D.	Selling Shareholders	109
E.	Dilution	109
F.	Expenses of the Issue	109
ITEM 10: Additional Information		109
A.	Share Capital	109
B.	Memorandum of Association and Articles of Association	109
C.	Material Contracts	114
D.	Exchange Controls	114
E.	Taxation	115
F.	Dividends and Paying Agents	124
G.	Statements by Experts	124
H.	Documents on Display	124
I.	Subsidiary Information	124
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk		125
ITEM 12: Description of Securities Other Than Equity Securities		126

v

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated income statement data for the years ended December 31, 2015, 2014 and 2013 and the consolidated balance sheet data as of December 31, 2015 and 2014 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated income statement data for the years ended December 31, 2012 and 2011 and the consolidated balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements which are not included in this annual report. The information presented below under the caption “Other Financial Data” and “Dividends declared per share” contains information that is not derived from our financial statements.

	2015	2014	2013	2012	2011

Consolidated Income Statement Data:
Revenues	$499,515	$447,402	$356,554	$296,564	$259,671
Cost of revenues	299,290	257,751	194,436	169,169	155,377
Gross profit	200,225	189,651	162,118	127,395	104,294
Operating expenses:
Research and development, net (1)	3,052	2,628	2,002	2,100	2,487
Marketing and selling	59,521	55,870	51,209	46,911	34,043
General and administrative	36,612	36,111	32,904	28,423	30,018
Legal settlements and loss contingencies, net	4,654	-	-	-	-
Total operating expenses	103,839	94,609	86,115	77,434	66,548
Operating income	96,386	95,042	76,003	49,961	37,746
Finance expenses, net	3,085	1,045	1,314	2,773	4,775
Income before taxes on income	93,301	93,997	74,689	47,188	32,971
Taxes on income	13,843	13,738	10,336	6,821	3,600
Income after taxes on income	79,458	80,259	64,353	40,367	29,371
Equity in losses of affiliate (2)	—	—	—	—	67
Net income	$79,458	$80,259	$64,353	$40,367	$29,304
Net income attributable to non-controlling interest	1,692	1,820	1,009	735	252
Net income attributable to controlling interest	77,766	78,439	63,344	39,632	29,052
Dividend attributable to preferred shareholders	—	—	—	—	(8,376)
Net income attributable to the Company’s ordinary shareholders	77,766	78,439	63,344	39,632	20,676
Basic net income per ordinary share	2.21	2.25	1.83	1.21	1.06
Diluted net income per ordinary share	2.19	2.22	1.80	1.21	1.06
Weighted average number of ordinary shares used in computing basic income per share	35,253	34,932	34,667	32,642	19,565
Weighted average number of ordinary shares used in computing diluted income per share	35,464	35,394	35,210	32,700	19,565
Dividends declared per share
Shekels*	NIS	—	NIS	—	NIS	—	NIS	3.78	NIS	0.50
Dollars*		$—		$0.57		$0.58		$1.02		$0.14

	At December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term bank deposits	$62,807	$54,327	$92,248	$72,733	$11,950
Working capital (3)	168,841	124,306	145,702	117,712	28,592
Total assets	529,742	439,000	377,556	321,049	246,317
Total liabilities	120,680	109,274	104,333	90,026	103,661
Redeemable non-controlling interest	8,841	8,715	7,624	7,106	6,205
Shareholders’ equity	400,221	321,011	265,599	223,917	136,451

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Other Financial Data:
Adjusted EBIDTA (4)	$125,667	$116,553	$91,711	$69,445	$58,774
Adjusted net income attributable to controlling interest (4)	83,682	82,498	63,959	44,008	34,765
Capital expenditures	76,495	86,373	27,372	13,481	8,785
Depreciation and amortization	22,334	17,176	14,994	14,368	14,615

* Prior to 2012, the Company declared and paid its dividends in NIS. Conversion to U.S. dollar appears herein for reporting purposes. Starting in 2013, dividends were declared and paid in U.S. dollar. Therefore, no conversion is required.

(1)
Research and development expenses are presented net of grants that we received from the Office of the Chief Scientist (“OCS”) of the Ministry of Economy and Industry of the State of Israel between 2009 and 2013.

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
(4)
The tables below reconcile net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the periods presented and are unaudited.

We use certain non-GAAP financial measures to evaluate our performance in conjunction with other performance metrics. The following are examples of how we use such non-GAAP measures:

•	Our annual budget is based in part on these non-GAAP measures.

•	Our management and board of directors use these non-GAAP measures to evaluate our operational performance and to compare it against work plan and budget.

Our non-GAAP financial measures, Adjusted EBITDA and adjusted net income attributable to controlling interest, have no standardized meaning and accordingly have limitations in their usefulness to investors. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with similar measures used by other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management and our board assesses our performance. The limitations of these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without reflecting all events during a period and may not provide a comparable view of our performance to other companies in our industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

In arriving at our presentation of non-GAAP financial measures, we exclude items that either have a non-recurring impact on our income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude share-based compensation expenses to facilitate a better understanding of our operating performance, since these expenses are non-cash and accordingly do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements (both gain or loss) and loss contingencies, due to the difficulty in predicting future events, their timing and size;

•	material items related to business combination activities important to understanding our on-going performance;

•	excess cost of acquired inventory;

•	expenses related to our share based compensation;

•	significant one-time offering costs;

•	material tax and other awards or settlements, both amounts paid and received; and

•	tax effects of the foregoing items.

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Reconciliation of Net Income to Adjusted EBIDTA:
Net income	$79,458	$80,259	$64,353	$40,367	$29,304
Finance expenses, net	3,085	1,045	1,314	2,773	4,775
Taxes on income	13,843	13,738	10,336	6,821	3,600
Depreciation and amortization	22,334	17,176	14,994	14,368	14,615
Legal settlements and loss contingencies, net (a)	4,654	—	—	—	—
Equity in losses of affiliate, net(b)	—	—	—	—	67
Excess cost of acquired inventory(c)	__	231	188	885	4,021
Share-based compensation expense(d)	2,293	2,642	2,514	3,007	1,259
Inventory–change of estimate (e)	—	—	(3,458)	—	—
Follow–on expenses (f)	—	657	1,470	—	—
IPO bonus(g)	—	—	—	1,970	—
Caesarstone USA contingent consideration adjustment(h)	—	—	—	255	—
Litigation gain(i)	—	—	—	(1,001)	(1,783)
Provision for employee fringe benefits (j)	—	939	—	—	—
Settlement with tax authorities (k)	—	(134)	—	—	—
Microgil loan and inventory write down(l)	—	—	—	—	2,916
Adjusted EBITDA	$125,667	$116,553	$91,711	$69,445	$58,774

(a)	Consists of legal settlements expenses and loss contingencies, net, related to individual silicosis claims.
(b)	Consists of our portion of the results of operations of Caesarstone USA prior to its acquisition by us in May 2011.
(c)
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

(d)
Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited. In 2012, share-based compensation consisted primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer. In 2013, share-based compensation consisted of expenses related to stock options granted to our employees. In 2014, share-based compensation consists of expenses related to stock options granted to our employees as well as expenses related to share-based bonus rights granted during 2014. In 2015, share-based compensation consists of expenses related to stock options and restricted stock units granted to our employees as well as expenses related to share-based bonus rights granted during 2014.

(e)	Relates to a change in estimate for the value of inventory following the implementation of our new ERP system in April 2013.
(f)
In 2013, follow-on expenses consist of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by our former shareholder, Tene Investment Fund (“Tene”), to certain of our employees that under U.S. GAAP we are required to expense against paid-in capital. In 2014, follow-on expenses consist of direct expenses related to a follow-on offering that closed in June 2014.

(g)
Consists of the payment of $1.72 million to certain of our employees and $0.25 million to our chairman of the board of directors for their contribution to the completion of our initial public offering (“IPO”).

(h)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(i)
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

(j)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the Israeli National Insurance Institute (“NII”).
(k)	Relates to a refund of Israeli value added tax (“VAT”) associated with a bad debt from 2007.
(l)
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

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$77,766	$78,439	$63,344	$39,632	$29,052
Legal settlements and loss contingencies, net (a)	4,654	—	—	—	—
Excess cost of acquired inventory(b)	—	231	188	885	4,021
Litigation gain(c)	—	—	—	(1,001)	(1,783)
Inventory – change of estimate(d)	—	—	(3,458)	—	—
Follow-on expenses(e)	—	657	1,470	—	—
IPO bonus(f)	—	—	—	1,970	—
Caesarstone USA contingent consideration adjustment(g)	—	—	—	255	—
Microgil loan and inventory write down(h)	—	—	—	—	2,916
Share-based compensation expense(i)	2,293	2,642	2,514	3,007	1,259
Provision for employee fringe benefits (j)	-	939	—	—	—
Settlement with tax authorities (k)	-	134	—	—	—
Tax adjustment (l)	-	342	—	—	—
Total adjustments before tax	6,947	4,677	714	5,116	6,413
Less tax on above adjustments	1,031	618	99	740	700
Total adjustments after tax	5,916	4,059	615	4,376	5,713
Adjusted net income attributable to controlling interest	$83,682	$82,498	$63,959	$44,008	$34,765

(a)	Consists of legal settlements expenses and loss contingencies, net, related to individual silicosis claims.
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
(e)
In 2013, follow-on expenses consist of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by our former shareholder, Tene, to certain of our employees that under U.S. GAAP we are required to expense against paid-in capital. In 2014, follow-on expenses consist of direct expenses related to a follow-on offering that closed in June 2014.

(f)	Consists of the payment of $1.72 million to certain of our employees and $0.25 million to our chairman of the board of directors for their contribution to the completion of our IPO.
(g)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
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

(i)
Share-based compensation consists primarily of changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer, as well as changes in the value of share-based rights granted in March 2008 to the former chief executive officer of Caesarstone Australia Pty Limited. In 2012, share-based compensation consisted primarily of expenses related to stock options granted to our employees as well as changes in the value of share-based rights granted in January 2009 to our Chief Executive Officer. In 2013, share-based compensation consisted of expenses related to stock options granted to our employees. In 2014, share-based compensation consists of expenses related to stock options granted to our employees as well as expenses related to share-based bonus rights granted during 2014. In 2015, share-based compensation consists of expenses related to stock options and restricted stock units granted to our employees as well as expenses related to share-based bonus rights granted during 2014.

(j)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the NII.
(k)	Relates to a refund of Israeli VAT associated with a bad debt from 2007.
(l)	Relates to an adjustment in taxes as a result of a tax settlement we reached with Israeli tax authorities.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending. Our products are also used in commercial applications. Spending in each of the above-mentioned sectors declined significantly since 2008 in most of the markets in which we operate and, to date, many of these markets, including the United States, Canada, Australia, and particularly Europe, recovered only to a certain degree. For example, housing completions in the United States and Canada in 2015 were 35.7% and 6.9% below 2007 levels, respectively (according to the National Association of Home Builders and Statistics Canada), and renovation spending in Australia was estimated to be 8.7% below 2007 level (according to the HIA- Housing Industry Association). Spending on home renovation and remodeling and new residential construction depends significantly on the availability of consumer credit, as well as other factors such as interest rates, consumer confidence, government programs and unemployment. Such factors also affect spending on commercial projects. Any of these factors could result in a tightening of lending standards by financial institutions and reduce the ability of consumers to finance renovation and remodeling expenditures or home purchases. Consumers’ ability to access financing varies across our operating markets. Declining home values, increased home foreclosures and tightening of credit standards by lending institutions in certain markets have negatively impacted the home renovation and remodeling and the new residential construction sectors in several of our key existing markets since 2008.

If the housing market is negatively impacted as a result of an economic downturn or if other significant economic negative trends occur, we may be unable to grow our business and our revenues and net income may be adversely affected.

Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.

Our sales are subject to significant geographic concentration. In 2015, sales in the United States, Australia, Canada and Israel accounted for 44.7%, 22.1%, 14.2% and 7.9% of our revenues, respectively. Each country has different characteristics and our results of operations could be adversely impacted by a range of factors, including local competitive changes, changes in consumers’ quartz surface or countertop preferences and regulatory changes that specifically impact these markets. Sales in our main markets could be adversely impacted by other general economic conditions, including increase in imports from Asian manufacturers into such markets, especially the United States, Australia and Canada. Stronger local currencies could make lower-priced and lower-quality imported goods more competitive than our products.

In addition, in light of our geographic concentration, a downturn in levels of home renovation and remodeling or new residential construction spending, in particular in the United States, Australia, Canada or Israel, could adversely affect our revenues and net income. In general, our revenues are generated more from home renovations and new residential single-family construction than from construction of multi-family units.

In the United States, renovation and remodeling spending, which we estimate accounted for approximately 60% of our sales in this country, were estimated to increase by only 5.6% in 2015 (according to the Joint Center for Housing Studies, Harvard University), compared to an increase of 12.5% in 2014. Housing completions, which we estimate accounted for approximately 25% of our U.S. sales, increased by 9.3% in 2015 compared with 15.7% in 2014. In Australia, renovation and remodeling spending, which we estimate accounted for  approximately 60% of our sales in the country, grew by 3.9% and 1.5% in 2015 and 2014, respectively. Growth in housing completions, which we estimate accounted for approximately 35% of our sales in Australia, increased by 13.6% in 2015 following an increase of 14.9% in 2014 (according to the HIA). In Canada, renovation and remodeling spending, which we estimate accounted for approximately 60% of our total sales in this country, grew by 4.1% in the first 9 months of 2015 compared to a similar period in 2014 (according to Statistics Canada), and by 7.4% in 2014. However, housing completions, which we estimate accounted for approximately 35% of our sales in Canada, increased by 7.2% in 2015 compared with a decline of 2.2% in 2014.

Although we face different challenges and risks in each of the markets in which we operate, due to the existence of a high level of geographic concentration, should an adverse event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

We face intense competitive pressures, which could adversely affect our results of operations and financial condition.

Our quartz surface products compete with a number of other surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel, wood and ceramic. Large surfaces made of ceramic, a durable material with sizes similar to our products’ sizes, are manufactured using a relatively new technology. We compete with manufacturers of these surface materials and other quartz surfaces, and our ability to maintain or grow our market share, revenue and profits is dependent on a range of factors, including brand awareness and brand position, product quality, product differentiation and breadth of product offerings, new product development and time to market, technological innovation, pricing, availability of inventory on demand, and customer service. Since we seek to position our products as a premium alternative to other surface materials, including other quartz surfaces, the perception among end-consumers and other players in our products’ value chain of the quality and leadership of our products is a key competitive differentiator. In addition, to maintain our price levels, margins, competitive position and increase demand for our quartz surface products, we must continue to develop and introduce new product designs supported by proprietary manufacturing knowledge or otherwise differentiated from our competitors' products that meet consumer preferences. Some of our competitors may be able to adapt to changes in consumer preferences and demand more quickly, devote greater resources to creating innovative designs, successfully copying our designs and technologies and establishing brand recognition, manufacture more versatile slab sizes, implement processes to lower costs, acquire complementary businesses, such as raw material suppliers, and expand more rapidly or adopt more aggressive pricing policies than we can. For example, some of our competitors who manufacture quartz surfaces also market and sell ceramic surfaces for countertops. Additionally, a number of our competitors have greater financial and capital resources than we do and continue to invest heavily to achieve increased production efficiencies and brand recognition. Competitors may also be in a better position to access emerging sales channels in various markets, and may have more diversified product offerings involving materials in addition to quartz surfaces.

Our market share in specific markets or globally, as well as our revenues, margins and net income may be adversely affected if:

•	manufacturers of other surface materials or other quartz surface manufacturers successfully brand their products as premium products;

•	consumers place less value on premium branded quartz surfaces or quartz surfaces market becomes a commodity market;

•	we are unable to develop new product designs based on consumer demand that are supported by new technologies and know-how developed by us;

•	we are unable to respond rapidly or at all to changes in consumers’ preferences, such as in the size of quartz surfaces;

•	we are unable to maintain the strength of the Caesarstone brand and its reputation for high quality, innovation, emphasis on design and excellent service;

•	we are unable to place sufficient inventory to fulfill the demand in the markets;

•	we are unable to complete our additional manufacturing capabilities as we may require;

•	new products of similar or better characteristics are marketed by competitors and we are unable to expand our offering to include such new products;

•	we are unable to compete with lower-priced products perceived as comparable to ours and produced by manufacturers of other surface materials or other quartz surface manufacturers; or

•
our manufacturing efficiency declines as a result of decreasing capacity, expanding capacity and/or increased expenses to meet quality standards in connection with the use of new product development technologies or with the use of new production lines.

In addition, changes in any of these competitive factors may be sufficient to cause a distributor, retailer, contractor or fabricator to change manufacturers, which would harm our sales in a particular market.

We face competition from providers of quartz surfaces that set prices considerably lower than the prices of our premium products, which could adversely impact our sales and margins.

We have invested considerable resources to position our quartz surface products as premium branded products. Due to our products’ high quality and positioning, we generally set our prices—especially for our differentiated products—at a higher level than alternate surfaces and quartz surfaces provided by other manufacturers. We face competition in all of our key markets, primarily from manufacturers located in the Asia-Pacific region and in Europe that market quartz surface products at lower price points, including quartz surface products which imitate our products and designs. Manufacturers in China, Vietnam and other countries in the Asia-Pacific region frequently benefit from labor and energy costs that are significantly lower than our costs and enable them to price their products lower than our products. Under these circumstances, we face direct competition that significantly undercuts the prices that we are able to charge and that we seek to charge our customers, as well as the prices that our distributors and fabricators are able to charge consumers. Even if we seek to lower the prices that we charge for our products in certain markets, we may be unable to achieve the same labor and energy costs in order to maintain current margins on our products. Some of these competitors have developed know-how and technical capabilities to manufacture products similar to our products and other competitors may do so in the future. We have also experienced instances of our competitors marketing products with similar appearances and similar model names to some of our products. Competition of this nature may increase in the markets in which we operate and may develop in new markets. Even if these competitors are unable to compete with us in all markets in which we sell our products, the introduction of similar products may result in lowering or eliminating the value that distributors and end-consumers place on our premium brand and products. Such competition or change in perception could result in significantly lower sales and reduced profit margins. Competition from manufacturers in the Asia- Pacific region, especially from China, has increased in North America, particularly in light of the recent growth in new construction of multifamily units, where selling price represents a significant competitive advantage. If we do not enter this market segment, which requires lower pricing, we could lose market share as well as growth opportunities. However, offering lower priced products, branded under Caesarstone or another brand, may adversely affect our brand position and our profit margins.

Silicosis and related claims might have a material adverse effect on our business, operating results and financial condition.

As of the date of this report, we are party to 74 pending bodily injury lawsuits that have been filed in Israel since 2008 against us directly or that have named us as third-party defendants by fabricators or their employees in Israel, by the injured successors, by the State of Israel or by others. Such lawsuits include, among others, one lawsuit filed by three fabricators, four lawsuits filed by the National Insurance Institute (“NII”), one lawsuit which was filed by both the NII and a fabricator, an appeal which was filed in connection with a judgment granted in one of the lawsuits and a lawsuit filed against us where the claimants applied for its certification by the court as a class action. As of today, we have also received nine pre-litigation letters threatening to file claims against us on behalf of certain fabricators and their employees in Israel.

The plaintiffs in such lawsuits claim that they contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Silicosis is an occupational lung disease that is progressive and sometimes fatal, and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles as a result of poorly protected and controlled, or unprotected and uncontrolled, exposure, while working in different occupations, including among other things, processing quartz, granite, marble and other materials and working with quartz, can cause silicosis and other diseases. Silica comprises approximately 90% of engineered stones such as our products, and smaller concentrations of silica are present in natural stones. Therefore, in some of the lawsuits it is claimed that fabrication of engineered stones creates higher exposure to silica dust, and, accordingly, creates a higher risk of silicosis. In some of the lawsuits, such claims are supported by expert opinions or certain articles. In February 2015, the U.S. Occupational Safety and Health Administration (“OSHA”) and the U.S. National Institute for Occupational Safety and Health (“NIOSH”) published a hazard alert identifying exposure to silica as a health hazard to workers involved in manufacturing, finishing and installing natural and manufactured (engineered) stone countertop products, both in fabrication shops and during in-home finishing/installation.

Most of the claims asserted against us do not specify a total amount of damages sought and the plaintiffs’ future damages, if any, will be determined at trial. Although we intend to vigorously contest the pending claims, we cannot provide any assurance that we will be successful. As of December 31, 2015, we estimated that our total exposure with respect to 71 pending lawsuits (not including the lawsuit where the claimants filed a motion for its certification as a class action and lawsuits settled) is approximately $14.8 million, although the actual outcome of such lawsuits may vary significantly from such estimate. We believe that we have $10.2 million of coverage under our product liability insurance, and accordingly, our total out-of-pocket exposure with respect to such pending claims is estimated to be $4.7 million. We cannot make an estimate with respect to threatened claims of which we have received notices through pre-litigation letters. Currently, only one lawsuit has been resolved by Israeli courts in a judgment and without settlement between the parties. Such judgment was later cancelled by the Supreme Court, following out of court settlements between some of the parties, as described in “ITEM 8.A: Financial Information- Legal Proceedings”.

A lawsuit by a single plaintiff and a motion for the recognition of this lawsuit as a class action were filed against us in the Central District Court in Israel, as described below in “ITEM 8.A: Financial Information-— Legal Proceedings”. We may be also subject to putative class action lawsuits in the future in Israel and abroad and we cannot be certain whether such claims will succeed in being certified or on their merits.

We are exposed in Israel to potential future subrogation claims by the NII, providing for reimbursement of its payments related to damages paid or that will be paid to plaintiffs, if we are found liable for the plaintiffs’ damages. As of today, four of the 74 pending claims against us were brought by the NII and one claim was filed by the NII together with an individual plaintiff, for subrogation of payments the NII had made or will make in the future with respect to seven fabricators who allegedly contracted silicosis. The amount of damages to which we may be liable to the NII in any subrogation claim may not exceed the actual amount of an injured person’s damages for which we would be found liable, if at all, after deducting any compensation which we would pay to such injured person pursuant to his/her direct or indirect claim against us.

Any pending or future litigation is subject to significant uncertainty. Our estimated total out-of-pocket exposure with respect to pending claims is subject to change for a variety of reasons, including an unpredictable adverse development in the pending cases. We cannot estimate the number of potential claimants that may file claims in the future or the nature of their claims. In addition, punitive damages may be awarded in certain jurisdictions, even though they are rare in Israel. Furthermore, we may face future engineering and compliance costs to enhance our compliance with existing standards relating to silica or to meet new standards if such standards are heightened. Our fabricator customers may also face engineering and compliance costs related to the fabrication of our products and similar products, which could cause them to resort to fabricating alternative products that do not carry the same risks associated with silica dust generated from the fabrication of our products. OSHA is currently considering lowering the permissible exposure limit to silica dust. In addition, the Israeli Ministry of Economy and Industry, or the IMEI, recently proposed a new law, aimed at improving the health protection and safety of persons engaged in fabrication of engineered quartz surfaces by imposing obligations to obtain permits for engineered stone fabrication and marketing. Under the proposed law, if accepted by the Israeli parliament, fabricators and sellers of quartz surfaces would be required to obtain permits periodically, which may be issued subject to meeting certain requirements to be set by the IMEI. Such regulatory changes, if they are not effectively enforced or executed or if they impose a burden on the operations of fabricators and distributors, may adversely impact our business in Israel, increase the market share of surfaces made from other material and harm our financial results.

Any damages to which we are subject in litigation, the cost of defending any claims, compliance costs, and the loss of business from fabricators who no longer find it practical to fabricate our products, may have a materially adverse impact on our revenues and profits. Moreover, because Israeli law and the laws of several other jurisdictions recognize joint and several liability among co-defendants in civil suits, and because insurers of fabricators’ employers denied insurance coverage for such fabricators with respect to silicosis-related claims due to alleged silicosis exclusions in employment liability policies, even if we are found only partially liable to a plaintiff’s damages, the plaintiff may seek to collect all his damages from us, requiring us to collect separately from our co-defendants their allocated portion of the damages and there can be no assurance that we will succeed in such collection.

Consistent with the experience of other companies involved in silica-related litigation, there may be an increase in the number of asserted claims against us. Such claims could be asserted by claimants in different jurisdictions, including Israel, the United States, Canada, Australia and other markets where our products are distributed and sold and could result in significant legal expenses and damages. Although we believe that claimants in any future silica-related claims involving us should be limited to persons involved in the fabrication of our products and those in the immediate vicinity of fabrication activities, claimants may potentially also include our employees or end consumers, seeking compensation for bodily or emotional/non-physical damages. Seven employees currently employed in our plants in Israel have been diagnosed with silicosis or suspected to have silicosis, and any expenses not covered by the NII which we may incur in this respect are not covered by our employer liability insurance.

We currently have product liability insurance policies which apply to us and our subsidiaries and cover the silicosis claims, subject to certain terms and limitations described in “ITEM 8.A: Financial Information—Legal Proceedings.” If we are unable to renew our insurance at all or in part, from our current insurers or from others, we are unable to obtain coverage from other insurance providers, we cannot obtain insurance on as favorable terms as previously, our insurance is terminated early, our insurance coverage is decreased, our insurance coverage inadequately covers damages for which we are found liable, or we become subject to silicosis claims excluded by our product liability insurance policy or by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance, and our management could expend significant time addressing such claims. Such events might have a material adverse effect on our business and results of operations.

As of December 31, 2015, our insurance receivables totaled $10.2 million. Although we believe that it is probable that such receivables  will be paid to us when such payments are due, if our insurers become insolvent in the future or for other reason do not pay such amounts in full or on a timely basis, such failure could have a material adverse effect on our financial results and cash flow. See Note 10 to our financial statements attached elsewhere in this report.

For more information, see “ITEM 8.A: Financial Information— Legal Proceedings—Claims related to alleged silicosis injuries.”

Our results of operations may be adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency since July 1, 2012) and other currencies in which we conduct business. In 2015, 46.0% of our revenues were denominated in U.S. dollars, 22.1% in Australian dollars, 14.2% in Canadian dollars, 9.8% in Euros and 7.9% in NIS. In 2015, the majority of our expenses were denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Australian and Canadian dollars. As a result, weakening of the Australian and Canadian dollars and strengthening of the NIS and Euro against the U.S. dollar presents a significant risk to us and may impact our business significantly. For example, in 2015, the Australian dollar depreciated 16.6% against the U.S. dollar compared to 2014 on an annual average basis, which resulted in our operating income decreasing by $18.4 million, or 3.7% of our revenues in 2015, compared to 2014. In 2015, the Canadian dollar depreciated 13.5% against the U.S. dollar compared to 2014 on an annual average basis, which resulted in our operating income decreasing by $7.6 million, or 1.5% of our revenues in 2015, compared to 2014. Although we currently engage in derivatives transactions, such as forward and option contracts, to minimize our currency risk, we do not hedge all of the exposure. We have been using a dynamic hedging strategy to hedge our cash flow exposures. This strategy involves consistent hedging of exchange rate risk in variable ratios ranging to up to 100% of the exposure over rolling 12 months. As of December 31, 2015, our average hedging ratio was approximately 50%. Therefore, future currency exchange rate fluctuations against which we have not adequately hedged could adversely affect our profitability. Moreover, our currency derivatives, except for our U.S. dollar/NIS forward contracts, are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (originally issued as SFAS 133). Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. As an exception, starting from the middle of May 2014, our U.S. dollar/NIS forward contracts are charged to operating expenses. See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

Changes in the prices of our raw materials have increased our costs and decreased our margins and net income in the past and may increase our costs and decrease our margins in the future.

In 2015, raw materials accounted for approximately 43% of our cost of goods sold. The cost of raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. Our raw materials costs are also impacted by changes in foreign currency exchange rates, mainly the euro as it relates to polyester.

Quartz, which includes quartz, quartzite and other dry minerals (together referred to in this annual report as “quartz,” unless otherwise specifically stated), is the main raw material component used in our products. Quartzite, which represents approximately 60% of our total quartz consumption, is contained in all of our products. We acquire quartzite from four suppliers in Turkey. Quartz accounted for approximately 35% of our raw materials cost in 2015. Our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. For example, if our cost of quartz was to rise by 10% and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would experience a decrease of approximately 0.9% in our gross profit margin. We do not have long-term supply contracts with our suppliers of quartz. In 2011 and 2012, our cost of quartz was relatively stable. From 2013 to 2015, we experienced selective price increases from our Turkish quartz suppliers, such that the average cost of quartz supplied to our facilities in Israel increased by approximately 3% and 4% in 2013 and 2014, respectively, and decreased by approximately 1.5% in 2015. The decrease in 2015 was related to an approximately 16% devaluation of the euro compared to the U.S. dollar in 2015 on an annual average basis, which affected the cost of purchasing Quartz from non-Turkish European suppliers. Quartz imported for our U.S. manufacturing facility involves higher transportation costs, therefore our total average quartz costs increased by approximately 1.3% in 2015. In 2016, we intend to continue to acquire quartz for our U.S. manufacturing facility mainly from the same sources we use for our Israeli facilities, but expect a slight increase in our domestic supply compared to 2015. Any future increases in quartz prices may adversely impact our margins and net income.

Polyester, which acts as a binding agent in our products, accounted for approximately 36% of our raw materials costs in 2015. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in polyester prices. For example, if the cost of polyester was to rise by 10%, and we were not able to pass along any of such increase to our customers or achieve other offsetting savings, we would experience a decrease of approximately 0.9% in our gross profit margin. The cost of polyester we incur is a function of, among other things, manufacturing capacity, demand and the price of crude oil. We acquire polyester on a purchase order basis based on our projected needs for the subsequent one to three months. We have found that increases in prices may be difficult to pass on to our customers. In 2010, average polyester cost increased by approximately 9%, despite an approximately 20% increase of the cost denominated in euro, given a stronger NIS (our functional currency during this period) compared to the euro. In 2011, there was a further increase of approximately 12%, both in NIS and in euro. During 2012 through 2014, average polyester costs stabilized with up to approximately 2% deviations in euro and up to approximately 5% in U.S. dollar (our functional currency since July 1, 2012). In 2015, average polyester costs decreased by approximately 27%, of which approximately 12% was due to a change in our prices denominated in euro, and the rest related to an approximately 16% weakening of the euro compared to the U.S. dollar on an average annual basis. Any future increases in polyester prices may adversely impact our margins and net income.

Pigments are also used to manufacture our quartz surface products. Although pigments account for a significantly lower percentage of our raw material costs than polyester, fluctuations in pigment prices may also adversely impact our margins and net income. For example, the cost of titanium dioxide, our principal white pigmentation agent, increased by approximately 36% in 2011. However, since 2011, the cost of titanium dioxide decreased continuously by approximately 5%, 25%, 4% and 20% in 2012, 2013, 2014 and 2015, respectively.

Our directors and executive officers who are members of Kibbutz Sdot-Yam may have conflicts of interest with respect to matters involving the Company.

Three members of our board of directors, one of our executive officers and a number of our key employees are members of Kibbutz Sdot-Yam, or the Kibbutz. Kibbutz Sdot-Yam is our controlling shareholder and beneficially owned 32.5% of our shares as of February 24, 2016. Certain of these individuals also serve in different positions in the Kibbutz, including business manager and general counsel of the Kibbutz. Such individuals have fiduciary duties to both us and Kibbutz Sdot-Yam. As a result, our  directors and executive officers who are members of the Kibbutz may have real or apparent conflicts of interest on matters affecting both us and Kibbutz Sdot-Yam and, in some circumstances, such individuals may have interests adverse to us.  In the annual general meeting of our shareholders held in December 2015, Kibbutz Sdot-Yam opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees identified by the Kibbutz as independent. Following a proxy contest in which three of our directors who are members of the Kibbutz participated on behalf of the Kibbutz, the requisite majority of shareholders approved the nominees proposed by our board of directors.  See “ITEM 6.A: Directors, Senior Management and Employees—Directors and Senior Management.”

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

In connection with our growth strategy, in May 2013, Caesarstone USA entered into an agreement with IKEA U.S. East LLC (“IKEA”), pursuant to which Caesarstone USA serves as IKEA’s exclusive non-laminate countertop vendor in the United States. Pursuant to the agreement, Caesarstone USA sources, fabricates and installs the countertop products, primarily from our quartz surfaces, all of which are not marketed under our brand. In October 2014, Caesarstone Canada Inc. (“Caesarstone Canada”) entered into a similar agreement with IKEA Canada Limited Partnership (“IKEA Canada”), and since December 2014, Caesarstone Canada has been acting as IKEA Canada’s exclusive non-laminate countertop vendor in Canada. In line with that same strategy, we may enter into similar agreements with other third parties.

Entering into arrangements with such third parties for the supply of surface materials and fabrication and installation services may impact our supply of countertops, inventory levels, quality and service level standards and ability to manage the installation and fabrication of countertops to meet customers’ demands and at reasonable prices. If we are unable to successfully manage the installation and fabrication services performed for us by independent fabricators and installers, we may experience relatively high waste of our products used by fabricators for such works, and end consumers may voice complaints with respect to supply time, quality and service level of the fabrication and installation, including defects and damages.  Such risks related to the fabrication and installation services provided by us could expose us to warranty-related damages, which if not covered back-to-back by the fabricators engaged by us, could adversely affect our financial results, harm our reputation and brand position and lead to the termination of our agreement with IKEA. In addition, our gross profit margins related to products sold pursuant to our agreement with IKEA are lower than our average margins due to a volume discount and primarily because we provide fabrication and installation services and non-quartz product, which are not our core business. Our operating margins related to products sold pursuant to our agreement with IKEA are similar to our model given the minimal marketing and selling expenses related to such collaboration; however we cannot assure that this will be the case going forward.

Our sales through IKEA and IKEA Canada are affected, among other things, by their sales and promotional events, the timing of which is determined exclusively by IKEA and IKEA Canada and can impact our sales volume. Accordingly, our sales through IKEA and IKEA Canada have been and may continue to be volatile and we may not be able to maintain or increase such sales. Our current agreements with IKEA and IKEA Canada are effective until December 31, 2016 and January 31, 2017, respectively, unless terminated earlier in accordance with their terms. There is no assurance that these agreements will be renewed, and in case that they are not renewed, with the cessation of our sales through IKEA and IKEA Canada, our revenue in the U.S. and Canada would significantly decrease.

If demand for our products continues to grow, we may need to further expand our manufacturing facility in the United States. If we fail to achieve this further expansion, we may be unable to grow our business and revenue, maintain our competitive position or improve our profitability.

During 2015, we expanded our production capacity to meet anticipated demand through the construction of a new manufacturing facility with capacity for two production lines in Richmond Hill, the State of Georgia, the United States. The first production line in our U.S. facility became operational in the second quarter of 2015 and the second production line became operational in the fourth quarter of 2015. These two lines are currently at different stages of ramp-up. In addition to this investment, we have started initial steps towards establishing an additional facility in Richmond Hill to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand. Although we are experienced in constructing manufacturing facilities for our quartz surfaces in Israel, in 2015 we began to operate our first manufacturing facility outside of Israel and cannot assure you that we will be able to successfully operate manufacturing facilities in the U.S. in a timely or profitable manner. Our investment related to the U.S. facility was approximately $130 million in total, of which approximately $2 million remain to be invested during 2016.  For the construction of an additional U.S. facility, we depend on third-party construction companies to assist in the design, construction and validation of our new facilities, as well as on machinery and equipment suppliers. Actual costs related to the establishment of such additional facility in the U.S., as well as the timing of completing the construction, may be materially different from what we are estimating. In addition, we will need to obtain a number of permits and regulatory approvals with respect to any additional facility and production lines operation in the United States.

We have recruited staff, employees and managers to our U.S. facility. Our ability to successfully operate our U.S. facility and any additional facility we may establish in the U.S. in the future will greatly depend on our ability to hire, train and retain an adequate number of employees, in particular employees with the appropriate level of knowledge, background and skills. Should we be unable to hire and retain such employees, and an adequate number of them, our business and financial results could be negatively impacted. If we are unable to establish and/or operate these facilities or successfully transfer or continue to transfer our manufacturing processes, technology and know-how in a timely and cost-effective manner, or at all, then we may experience disruptions in our operations and be unable to meet demand for our products, which could have a negative impact on our business and financial results. Moreover, to meet our future capacity expansion timeline, we are dependent on certain capital equipment manufacturers, third party contractors and machinery suppliers, such as Breton S.p.A. (“Breton”), a manufacturer of lines for the production of engineered stone slabs, from which we have purchased the majority of our production lines, including three of our most recently acquired production lines. Pursuant to our agreement with Breton, dated October 18, 2012, we acquired and installed our fifth production line at our Bar-Lev manufacturing facility. That agreement also included an option to purchase an additional line, which we subsequently exercised in 2013 in connection with our acquisition of the first production line for our first U.S. facility. We entered into an agreement with Breton for the acquisition of our second production line for the same facility on June 5, 2014. Breton’s lines include technological improvements and specifications that may not be currently available at other relevant machinery suppliers. If Breton ceases its operations, at all or in part, or does not have sufficient capacity, it could materially delay or prevent our ability to complete the establishment of additional production lines.

In addition, we believe that any such new investment will cause temporary inefficiencies that will adversely impact our margins. In 2015, our margins were adversely impacted by temporary inefficiencies in the performance of the first two production lines in our U.S. facility and by the higher costs we incurred relative to the revenue we have generated from these lines. We believe that our efficiency in our U.S. facility will improve over time.

If the demand for our products increases and we are unable to expand our manufacturing capabilities because of our reliance on a limited number of third party suppliers or for any other reason which may be outside of our control, our business, operating results and financial condition may be materially adversely affected. Conversely, if the demand for our products decreases or if we do not produce the number of products that we plan to after the expansion projects are complete and operational, we may not be able to spread a significant amount of our fixed operational expenses over the production volume, thereby increasing our per unit cost, which would have a negative impact on our financial condition and results of operations.

We have entered into bond purchase loan agreements with the Development Authority of Bryan County, dated December 1, 2014 and December 22, 2015 pursuant to which we are granted a property tax abatement with respect to our U.S manufacturing facility for ten years at 100% and an additional five years at 50%, subject to our satisfaction of certain qualifying terms with respect to headcount, average salaries paid to our employees and the total capital investment amount in our U.S manufacturing facility. If we do not meet the qualifying terms of the bond, we will bear the applicable property tax, which will be recognized in our operating costs and which would adversely impact our projected margins and results of operations. See “ITEM 4.D: Information on Caesarstone - Property, Plants and Equipment”.

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

In 2015, approximately 71% of our quartz was imported from four suppliers in Turkey and we expect a similar level in 2016. There have been significant tensions between Turkey and the State of Israel that have raised questions as to whether commercial arrangements between companies in these countries would be adversely impacted. If tensions between Turkey and Israel worsen, our Turkish suppliers may not provide us with quartz shipments. Of the 71% of quartz acquired from Turkey in 2015, approximately 41% was acquired from Mikroman Madencilik San ve TIC.LTD.STI (“Mikroman”), which constitutes approximately 29% of our total quartz, and approximately 36% was acquired from Polat Maden Sanayi ve Ticaret A.S (“Polat”), which constitutes approximately 25% of our total quartz. Our current supply arrangement with Polat is set forth in a letter agreement, and our arrangement with Mikroman is memorialized in an unsigned draft letter agreement which is being finalized as of the date of this report. We expect our agreements with Mikroman and Polat with respect to prices and quantities to remain unchanged through the end of 2016. However, if they fail to perform in accordance with these arrangements, we may not be successful in enforcing them. If we are unable to agree upon prices with such suppliers or effectively enforce the terms of these verbal or written agreements, our suppliers could cease supplying us with quartzite and quartz. If our supply of quartzite from Turkey is adversely impacted or if, for any other reason, any of our Turkish quartzite suppliers does not perform in accordance with our agreements with them or ceases supplying us with quartzite, for any reason, we would need to locate and qualify alternate suppliers. This could result in substantial delays in manufacturing, increase our costs, negatively impact the quality of our products or require us to adjust our products and our manufacturing processes. Any such delays in or disruptions to the manufacturing process could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet their order requests.

We face risks of litigation and liability claims on environmental, health and safety, product liability and other matters, and the extent of such exposure can be difficult or impossible to estimate, but could negatively impact our financial condition and results of operations.

Our manufacturing facilities and operations in Israel and our manufacturing facility in the State of Georgia, United States, are subject to numerous Israeli and U.S. laws and regulations, respectively. For information on our facilities, see “ITEM 4.D: Information on Caesarstone—Property, Plants and Equipment.” Applicable U.S. laws and regulations include federal, state and local environmental laws and regulations, specifically of the State of Georgia. Laws and regulations in both countries deal with pollution and the protection of the environment, standards for emissions, discharges into the environment or to water, the disposal of effluents, soil and water contamination, product specifications, the generation, treatment, import, purchase, use, storage and transport of hazardous materials, the storage, treatment and disposal and remediation of solid and hazardous waste, including sludge, and the protection of worker health and safety. Liability under these laws and regulations involves inherent uncertainties. Violations of environmental, health and safety laws and regulations may lead to civil and criminal sanctions against us, our directors, officers or our employees, Caesarstone Technologies USA, Inc., our subsidiary which operates our U.S. manufacturing facility, and our subsidiary’s officers and employees. In some cases, liability under such laws and regulations may result in compelling installation of additional controls and substantial penalties, injunctive orders and facility shutdowns. If our operations are enjoined because of failure to comply with environmental regulations, the decrease in production could adversely affect our results of operations. Violations of environmental laws could also result in obligations to investigate or remediate contamination, third-party property damage or personal injury claims allegedly due to the migration of contaminants off-site.

In addition, the operation of our manufacturing facilities in Israel and in the United States is subject to applicable permits, standards, licenses and approvals, such as business permits, poisons permits in Israel, building permits, and sewer-water disposal approval in Richmond Hill, the State of Georgia. Currently, we are also seeking to obtain building permits with respect to improvements and additions made to our manufacturing facilities in Israel. Our ability to obtain necessary permits and approvals for our manufacturing facilities in Israel and in the United States may be subject to additional costs and possible delays beyond our initial projections. All of these permits, licenses, approvals, limits and standards require a considerable amount of monitoring, record-keeping and reporting in order for us to demonstrate compliance with the underlying permit, license, approval, limit or standard. Generally, non-compliance with permits, licenses and approvals, their absence or incomplete documentation of our compliance status with license, permits and approvals may result in the imposition of fines, penalties and injunctive relief. We may not have been, or may not be, at all times, in complete compliance with all applicable legal requirements and we may incur material costs or liabilities in connection with such violations, or in connection with remediation at our sites, or third-party sites where it has been alleged that we have liability, in excess of the amounts we have accrued. We may also incur unexpected interruptions to our operations, administrative injunctions requiring operation stoppages, fines and other penalties or be unable to renew our permits to operate our manufacturing facilities and expand the buildings at our manufacturing facilities to accommodate capacity increases.

From time to time, we face compliance issues related to our two manufacturing facilities in Israel:

•
We have presented a plan to the Israeli Ministry of the Protection of the Environment, or the IMPE, to address environmental regulatory issues related to the emission of styrene gas from our Bar Lev facility. While we have applied and continue to apply measures to correct the styrene ambient air standards in our facilities, our constant controlling of styrene emission levels requires strict maintenance and compliance with work processes, and there is no assurance that we will succeed in complying with the required standards on a continuous basis. Following a hearing held in December 2015 by the IMPE with respect to the styrene emission levels from our plant in Sdot Yam, the IMPE indicated that it intends to conduct unannounced inspections of our facilities. The IMPE has indicated that it would conduct such inspections of our Bar Lev facility as well. In the event that during such unannounced inspections IMPE decides that it finds styrene emission levels to be above the standards, it may lead to the revocation of our business license, facility shutdowns and other sanctions, as described above.  For further discussion, see “ITEM 4.B: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters—Environmental Regulations—Styrene gas emissions.”

•
We are currently implementing measures in order to comply with dust emission occupational health standards. There is no assurance that we will be successful in employing these measures, and an ultimate failure to comply could have a material adverse effect on our business and results of operations. Recently, we were notified by the IMEI that due to deviations from the dust and styrene employees’ health and safety emission standards in our Bar Lev facility, it objected to the renewal of the business license for our Bar Lev facility. The business license for our Bar Lev facility was extended until April 30, 2016, and we are in discussions with the IMEI in order to obtain their approval of a further extension of such business license.

•
In 2014, the IMPE changed the classification of our sludge waste in Israel, which resulted in higher disposal costs. We are in the process of examining the permitted uses for our sludge waste following the new classification, to allow for reducing the disposal costs.  However, there is no assurance that we will be successful in reducing our costs. For a discussion of the IMPE’s analysis of our sludge waste disposal, see “ITEM 4.B: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters—Environmental Regulations—Sludge waste disposal.”

•
We currently dispose of our waste water from our Bar-Lev and Sdot- Yam manufacturing facilities in a treatment plant pursuant to permits obtained from the IMPE, which expire on March 31, 2016 and December 31, 2016, respectively.  If any of these permits is not renewed, we will have to find an alternative solution to waste water disposal at some or all of our facilities in Israel, and the accompanying increase in costs may have an adverse effect on our business, financial condition or results of operations.

From time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including environmental, contract, intellectual property rights, employment, product liability and warranty claims and claims related to modification and adjustment or replacement of product surfaces sold. We use various substances in our products and manufacturing operations, which have been or may be deemed to be hazardous or dangerous. Other than as described above, we cannot predict whether we may become liable under environmental and product liability statutes, rules, regulations and case law of the countries in which we operate. The amount of any such liability in the future could be significant and may adversely impact our financial condition and results of operations.

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

In the past, claims have arisen from our relationships with distributors, service providers and employees. We are currently involved in several legal disputes described in “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings”, including:

•
In November 2011, Kfar Giladi Quarries Agricultural Cooperative Society Ltd. (“Kfar Giladi”), and Microgil Agricultural Cooperative Society Ltd. (“Microgil”), an entity we believe is controlled by Kfar Giladi, initiated arbitration proceedings against us that commenced in April 2012. We refer to Kfar Giladi and Microgil as “the claimants.” The claimants filed a complaint with the arbitrator against us seeking damages of NIS 232.8 million ($59.7 million), and in August 2012, we filed a complaint with the arbitrator seeking damages of NIS 76.6 million ($19.6 million) from the claimants. The arbitration arises out of a dispute related to the quartz processing agreement entered into by us in 2006 (the “Processing Agreement”) pursuant to which Kfar Giladi (which assigned its rights and obligations under the Processing Agreement to Microgil) committed to establish a production facility at its own expense within 21 months of the date of the agreement. Pursuant to the Processing Agreement, we committed to pay fixed prices for quartz processing services related to agreed-upon quantities of quartz over a period of ten years from the date set for the claimants to commence operating the production facility. We estimate that the total amount of such payments would have been approximately $55 million. It is our position that the production facility established by the claimants was not operational until approximately two years after the date required by the Processing Agreement, and as a result, we were unable to purchase the minimum quantities set forth in the Processing Agreement. It is also our position that the Processing Agreement was terminated by us following its breach by the claimants. In addition, we contend that once production began, the claimants failed to consistently deliver the required quantity and quality of ground quartz as agreed by the parties following the termination of the Processing Agreement. Our positions are disputed by the claimants.

•
In December 2007, we terminated our agreement in principle with our former South African agent, World of Marble and Granite (“WOMAG”), on the basis that it had breached the agreement. In the same month, we filed a claim for NIS 1.0 million ($0.3 million) in the Israeli District Court in Haifa based on such breach. In January 2008, WOMAG filed suit in South Africa seeking euro 15.7 million ($17.1 million). In September 2013, the South African Court determined that since a proceeding on the same facts was pending before another court (lis alibi pendens), the South African Court will stay the matter until the conclusion of the Israeli action. In December 2013, the magistrate’s court in Israel held that we were not entitled to terminate the agreement with WOMAG, as WOMAG had not breached the agreement. As the district court dismissed our appeal of the decision of the magistrate’s court, we have agreed with WOMAG to submit the matter to arbitration, which is to take place in South Africa in 2016. In October 2015, WOMAG amended its claim, seeking a reduced amount of  euro 7.1 million ($7.7 million) plus ZAR 43.7 million (South Africa RAND) ($2.8 million). It is our position that, as a detailed agreement was not entered into following the agreement in principle, the agreement in principle could be terminated upon reasonable notice, which we believe was provided. Although we intend to vigorously defend the case in the South African court, we believe that we recorded an adequate reserve for this claim.

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

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. We believe that the third quarter of the year exhibits higher sales volumes than other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere when the weather is more favorable for new construction and renovation projects, as well as due to efforts to complete such projects before the beginning of the new school year. Conversely, the first quarter is impacted by a slowdown in new construction and renovation projects during the winter months as a result of adverse weather conditions in the northern hemisphere, and, depending on the date of the spring holiday in Israel in a particular year, the first or second quarter is impacted by a reduction in sales in Israel due to such holiday. Similarly, sales during the first quarter in Australia are negatively impacted by fewer construction and renovation projects due to public holidays. In the third quarter of 2015, we generated 26.9% more revenue and a 41.9% higher adjusted EBITDA than the first quarter of 2015. Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

We continuously explore opportunities for additional growth and business expansion, and may pursue a wider product offering, including introducing new products and materials. Such new initiatives may be unsuccessful, and may divert management’s attention and negatively affect our margins and results of operations.

Our competitive advantage is due, in part, to our ability to develop and introduce innovative new and improved products and strengthen our brand. To maintain such advantage, strengthen our position in the market and grow our business, we may introduce new surface materials, introduce quartz surfaces designated for certain market segments under Caesarstone or another brand, and diversify our existing products offering through complementary products, such as sinks. Introducing new products involves uncertainties, such as gauging changing consumer preferences, developing, manufacturing, marketing and selling new technologies, products and materials, and entering into new market segments. Even if we decide to introduce new products and enter new markets, whether through cooperation with third party manufacturers or manufacturing at our own facilities, we may not be successful in capturing the market share dominated by competitors in this area, offer innovative alternatives ahead of the competition and maintain the strength of our brand. Such new initiatives may require increased time and resources from our management, result in higher than expected expenses and cause a material adverse affect on our margins and results of operation.

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

A significant portion of our revenues is derived from the distribution of our products by third-party distributors, and our distributors’ actions may have a material adverse effect on our business and results of operations. Our results of operations may be further impacted by the actions of our re-sellers in the United States.

Sales to third-party distributors accounted for 10.5% of our revenues in 2015. In indirect markets where we rely on third-party distributors, we depend on the success of their selling and marketing efforts. We have less control in markets where we sell through distributors than in markets where we distribute directly. The actions of our distributors could also harm our brand and company reputation in the marketplace. Any disruption in our distribution network could have a material negative effect on our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations.

Our initial engagements with some of our distributors are pursuant to agreement or terms of sale, as applicable, granting such distributor one year of exclusivity in that market in consideration for meeting minimum sales targets. After the initial one-year period, we may enter into a distribution agreement for a longer period of several years. However, in the majority of cases we continue to operate on the basis of our initial agreement or general terms of sale, with or without its extension in writing, or without an agreement. We supply our products to distributors upon the receipt of a purchase order. Some of our distributors operate on nonexclusive terms of sale agreements or without any written agreements. The lack of a written agreement with many of our distributors may lead to ambiguities, costs and challenges in enforcing our rights. Our distribution agreements generally include annual sales targets, and if any distributor fails to meet its sales targets, we may attempt to terminate our distribution agreement with that distributor. Unless otherwise indicated in a specific agreement, if we terminate a distribution engagement without cause, we may be required to provide reasonable prior notice, although the exact period may not be specified. We have experienced difficulties, including litigation, in connection with the termination of certain of our distributors due to disputes regarding their terms of engagement. See “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.” We may be unable to distribute our products through another distributor within the territory during the notice period, which may have an adverse effect on our business and results of operations, our relationships with our customers and end-consumers and our brand reputation. This may also result in our loss of market share to competitors. Upon termination, we may experience difficulties in identifying and retaining new distributors. Distributors may generally terminate a distribution agreement with us upon reasonable notice (although our written agreements with distributors, where applicable, provide for termination without cause only after the initial period). As a result, distributors may distribute a competitor’s quartz surfaces or other surface materials, which may cause us to lose market share. We may be unable to develop an alternative distribution network in a region. The termination of distribution arrangements may result in litigation. We may have to incur significant legal fees and management may have to devote significant effort, time and resources to defending litigation-related issues, which may detract from their ability to run our business.

In the U.S., we supply our products in part to re-sellers who in turn sell them to fabricators, contractors, developers and builders. The actions of our re-sellers may also harm our brand and reputation in the marketplace. Any disruption in our relationships with re-sellers could have a negative effect on our ability to sell our products or market our brand in the respective territories in which they operate, which could materially and adversely affect our business and results of operations. The termination of arrangements with re-sellers may result in litigation, as a result of which we may have to incur significant legal fees and management may have to devote significant effort, time and resources to defending litigation-related issues, which may detract from their ability to run our business.

In addition, our distributors, and our re-sellers in the U.S., generally disclose to us sales volumes and other information on a monthly or quarterly basis. We do not have audit rights with respect to these reports and, therefore, cannot verify their accuracy. An inaccurate report as to sales volumes could result in a significant and unexpected volatility in sales to a distributor or re-seller during a particular period and may impact our ability to plan our supply of demand to our products. Even if the reports are accurate, a distributor or re-seller may make subsequent revisions to the information it has provided or we may fail to understand its future sales prospects. Either of these events could result in the accumulation of excess inventory by that distributor or re-seller and unexpected fluctuations in our sales. Any of these events could adversely affect or cause unexpected fluctuations in our results of operations.

We sell our products through our subsidiaries and distributors in over 50 countries, purchase our raw materials, equipment and machinery from vendors in different countries and manufacture our products in Israel and the United States. Our operating results may suffer if we are unable to manage our international operations effectively.

Our products are sold in over 50 countries throughout the world, our raw materials, equipment and machinery are acquired in different countries and our products are manufactured in Israel and the United States. We are therefore subject to risks associated with having international operations. In 2015, 92.1% of our revenues were derived from sales outside Israel. We anticipate that sales from operations outside of Israel will continue to represent a significant portion of our total sales. Our sales, purchases and operations outside of Israel are subject to risks and uncertainties, including:

•	fluctuations in exchange rates;

•	fluctuations in land and sea transportation costs, as well as delays in transportation and other time-to-market delays, including as a result of strikes;

•	unpredictability of foreign currency exchange controls;

•	compliance with unexpected changes in regulatory requirements;

•	compliance with a variety of regulations and laws in each of the jurisdictions we operate, where we purchase raw materials, equipment or machinery or where our products are sold;

•	difficulties in collecting accounts receivable and longer collection periods;

•	changes in tax laws and interpretation of those laws; and

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions.

In addition, certain jurisdictions could impose taxes, tariffs, quotas, custom duties, trade barriers and other similar restrictions on our sales, purchases and exports. We are also subject to the Foreign Corrupt Practices Act (the “FCPA”) and may be subject to the U.K. Bribery Act, which prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Further, our business operations could be interrupted and negatively affected by economic changes, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, strikes and other economic or political uncertainties. For example, a labor slowdown from June 2014 through February 2015 at a seaport in California affected our ability to timely supply our products in part of the U.S. market and may have a further negative effect on our operations should it persist. All of these risks could also result in increased costs or decreased revenues, either of which could adversely affect our profitability. Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the jurisdictions in which we operate or where our products are sold. We may depend on distributors and agents outside of Israel for compliance and adherence to local laws and regulations. As we continue to expand our business globally, we may have difficulty anticipating and effectively managing these and other risks that our global operations may face, which may adversely affect our business outside of Israel and our financial condition and results of operations.

The steps that we have taken to protect our brand and other intellectual property may not be adequate, and we may not succeed in preventing others from appropriating our intellectual property.

We have obtained trademark registrations that we consider material to the marketing of our products, all of which are marketed under the trade name Caesarstone, including CAESARSTONE®, CONCETTO®, and our Caesarstone logo. We have also obtained trademark registrations for additional marks related to our product collections, including MOTIVO®. In many of our markets, we also use trademarks (registered and unregistered) for the various colors and models of our products. We believe that our trademarks are important to our brand, success and competitive position. In the past, some of our trademark applications for certain classes of applications of our products have been rejected or opposed in certain markets and may be rejected for certain application classes in the future, in all or parts of our markets, including without limitation, for flooring and wall cladding. This may result in our inability to use our brand for certain applications of products, which could harm our competitive position and adversely impact our results of operations. We anticipate that, as the quartz surface market becomes increasingly competitive, maintaining and enhancing our brand may become more important, difficult, and expensive. If we are unsuccessful in challenging a third party’s products on the basis of trademark infringement, continued sales of such products could adversely affect our sales and our brand and result in the shift of consumer preference away from our products. We are currently subject to opposition proceedings with respect to applications for registration of our trademarks, including Caesarstone™, in certain jurisdictions with respect to certain trademark classifications. We have also in the past been, and may in the future be, subject to opposition proceedings with respect to applications for registration of our intellectual property, including but not limited to our trademarks. Barriers to registering our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

We have started to seek patent protection for some of our products and technologies. We have obtained patents for certain of our technologies and products, and have several pending patent applications that were filed in various jurisdictions, including the United States, Europe, Australia, Canada, China and Israel, which relate to our manufacturing technology and certain products. There can be no assurance that new or pending applications will be approved in a timely manner or at all, or that such patents will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we have chosen and may further choose not to pursue patents for innovations that are material to our business.

To protect our know-how and trade secrets, we customarily require our senior management and certain key employees to execute confidentiality agreements or otherwise agree to keep our proprietary information confidential. Typically, our employment contracts also include clauses requiring these employees to assign to us all inventions and intellectual property rights they develop in the course of their employment and agree not to disclose our confidential information. Despite our efforts, our know-how and trade secrets could be disclosed to third parties, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets, as well as related intellectual property protections in certain cases.

The actions we take to establish and protect our intellectual property may not be adequate to prevent unlawful copy and use of our technology by third parties or imitation of our products and the offering of them under our trademarks by others. The actions we take to protect our intellectual property rights may also not be adequate to prevent others from obtaining intellectual property rights overcoming ours, and blocking the production and sales of our existing or future products. Moreover, third parties, including our competitors, may establish intellectual property rights that may limit our ability to develop and sell certain new products and apply certain technologies. Our competitors may seek to limit our marketing and offering of products relying on their alleged intellectual property rights.  In addition, the laws of certain foreign countries may not protect intellectual property rights to the same extent as the laws of the United States. For example, historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk to doing business in China. We may face significant expenses and liability in connection with the protection of our intellectual property rights outside the United States. Any litigation, whether initiated by us to protect our intellectual property rights or by others claiming that we infringed their intellectual property rights, could be unsuccessful, may result in substantial costs, harm our reputation and require significant attention by our management and technical personnel. If we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business or financial condition may be adversely affected.

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

Disruptions to our information technology systems as well as our failure to upgrade and adjust our information technology systems globally may disrupt our operations, hinder our growth and materially adversely affect our business and results of operations.

We believe that an appropriate information technology (“IT”) infrastructure is important in order to support our daily operations and the growth of our business. Our enterprise resources planning (“ERP”) software provides us with accessible quality data, allowing us to accurately enter, price and configure valid products in a made-to-order, demand-driven manufacturing environment. Carefully maintained infrastructure is critical, given that our products can be built in a number of combinations of sizes, colors, textures and finishes, and our production control software enables us to carefully monitor the quality of our slabs. In 2014, we completed implementation of a new global ERP system based on an Oracle platform. Our management information systems will require modification and refinement as we grow and as our business needs change, which could prolong difficulties we experience with system transitions, and we may not always employ the most effective systems for our purposes. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business, and we may fail to meet our reporting obligations.

Our servers and data are predominantly located in Israel. We have a data back-up system in place and we are currently working to establish a disaster recovery location and implement a complete disaster recovery plan to enable quick recovery from complete physical damage to our servers. If our current back-up storage arrangements and future disaster recovery plan are not operated as planned, we may not be able to effectively recover our information system in the event of a crisis, which may materially and adversely affect our business and results of operations.

Furthermore, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our information systems and/or the loss of business information. Any such event could have a material adverse effect on our business. We have experienced and expect to continue to experience actual or attempted cyber attacks of our IT systems or networks; however, none of these actual or attempted cyber attacks has had a material impact on our operations or financial condition. In addition, the continued worldwide threat of terrorism and heightened security in response to such threat may cause further disruptions and create further uncertainties or may otherwise materially harm our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

We may have exposure to greater-than-anticipated tax liabilities.

We have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. The amount of income tax that we pay could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates. From 2015 onward, our U.S. manufacturing operations also carry inter-company transactions at transfer prices and arrangements set by us. We cannot be certain that tax authorities will not disfavor our inter-company arrangements and transfer prices in the relevant jurisdictions. Taxing authorities outside of Israel could challenge our allocation of income between us and our subsidiaries and contend that a larger portion of our income is subject to tax in their jurisdictions, which may have higher tax rates than the rates applicable to such income in Israel. Any adjustment in one country while not followed by counter-adjustment in the other country may lead naturally to double taxation for the group. Any change to the allocation of our income as a result of review by such taxing authorities could have a negative effect on our operating results and financial condition.

Our facilities in Israel receive different tax benefits as “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), with our production lines qualifying to receive different grants and/or reduced company tax rates. Therefore, some of our production lines also receive tax benefits based on our revenues and the allocation of those revenues between the two facilities in Israel. As a result, the Israeli taxing authorities could challenge our allocation of income between these two facilities and contend that a larger portion of our income is subject to higher tax rates. In Israel, there are no tax benefits to production outside of the country. As such, our portion of taxable income in Israel that relates to the U.S. manufacturing facility will have no tax benefits. The ITA could challenge the allocation of income related to production in Israel and income related to production outside of Israel, which may result in significantly higher taxes. There are currently no legal regulations governing this allocation and certain of the ITA’s internal guidelines have ambiguities. Moreover, we may lose all of our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA). We do not foresee such circumstances as probable in the coming years.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” (previously reported as FIN 48 “Accounting for Uncertainty in Income Taxes”) in determining our accrued liability for unrecognized tax benefits, which totaled approximately $1.4 million as of December 31, 2015. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our business may be affected by changes in consumer preferences or the development of alternative surface products.

The majority of our end-consumers are those installing or replacing kitchen countertops, and to a lesser extent, bathroom countertops and surfaces and other applications. Factors that strongly affect consumer purchasing decisions include popular home interior design trends, product quality, price, slab width, product line breadth, design leadership, time to market, customer service and distribution coverage. If we are unable to anticipate or react quickly to changes in consumer preferences in these areas, we may lose market share and our results of operations may suffer. In the future, consumers may not place as much value on branded quartz surfaces or prefer other brands, which could reduce our market share or require us to lower our prices. End-consumers’ preferences may change in response to poor installations of our products by third parties, including fabricators and installers, which we do not control. Widespread or publicized inferior installations of our products could have a material adverse impact on our brand. End-consumers’ demand for our products could change if a serial manufacturing defect is identified in our products, which could harm our reputation in the marketplace. The development of a new surface material that decreases consumers’ demand for quartz products due to its design, superior quality, price, technical parameters, level of service, availability, branding, trend or other factors may also result in a loss of market share and our results of operations may suffer. For example, technical ceramic surfaces have been offered in different markets as countertops in recent years and may in the future become a strong competitor of quartz surface products; however, it is not yet known if they will pose such a threat. If we are unsuccessful in competing against new surface materials, we could lose future sales and market share, which would have an adverse impact on our business, revenues, profitability and cash flows.

We depend on our senior management team and other skilled and experienced personnel to operate our business effectively, and the loss of any of these individuals could adversely affect our business and our future financial condition or results of operations.

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess strategic, managerial, sales, marketing, operational, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. We have experienced and may continue to experience employee and management turnover. The loss of any of these individuals and the inability to attract, retain and maintain additional personnel, each could prevent us from implementing our business strategy and could adversely affect our business and our future financial condition or results of operations. We do not carry key man insurance with respect to any of our executive officers or other employees. We cannot assure you that we will be able to retain all of our existing senior management personnel and key personnel or to attract additional qualified personnel when needed.

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

Any difficulties with or interruptions of our manufacturing operations could delay our output of products and harm our relationships with our customers. Currently, we manufacture all of our products at our two facilities in Israel and our facility in the U.S. Due to the specialized nature of our manufacturing equipment and the quartz surface industry, we have to date had so far limited ability to outsource any part of our manufacturing to third parties. Our manufacturing production lines are comprised mainly of machinery from Breton, currently a leading global supplier for many companies which sell engineered stone manufacturing equipment. We depend on Breton for certain spare parts for our production line equipment and new production lines, which we may decide to acquire in order to increase our manufacturing capacity to meet the growing demand for our product, and anticipate we will continue to do so in the future. Inability or delays in obtaining machinery or specialty machine components and spare parts from Breton could prevent or delay our output of products and any future production line expansion plans.

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

Labor disputes or enforcement actions by environmental and health and safety authorities could result in a full or partial work stoppage or strikes by employees, as the case may be, that could delay or interrupt our output of products.

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

As of February 24, 2016, Kibbutz Sdot-Yam beneficially owned approximately 32.5% of our issued and outstanding ordinary shares. One of our manufacturing facilities (as well as our headquarters and our research and development facilities) are located on lands leased by Kibbutz Sdot-Yam pursuant to two lease agreements between Kibbutz Sdot-Yam and the Israel Lands Administration (“ILA”), and an additional lease agreement between Kibbutz Sdot-Yam and the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd. (“Caesarea Development Corporation”). Pursuant to these underlying lease agreements with the ILA and with the Caesarea Development Corporation, each of the ILA and the Caesarea Development Corporation may terminate their respective lease in certain circumstances, including if Kibbutz Sdot-Yam commences proceedings to disband or liquidate, or in the event that Kibbutz Sdot-Yam ceases to be organized as a “kibbutz” as defined in the lease (i.e., a registered cooperative society classified as a kibbutz). If either of the leases is terminated, we may be unable to use the land where our headquarters and one of our two manufacturing facilities are located, which would adversely affect our business.

The first lease agreement between Kibbutz Sdot-Yam and the ILA expired in 2011 and has been extended pursuant to an option in the lease agreement for an additional 49 years through 2060. The second agreement between Kibbutz Sdot-Yam and the ILA was extended on several occasions for three- to five-year periods and most recently expired in late 2009. After a series of discussions with the ILA to renew this expired agreement, in 2015 the Kibbutz submitted a motion to the District Court for an injunction instructing the ILA to execute a long term lease agreement with the Kibbutz. This agreement permitted Kibbutz Sdot-Yam to use the property only for agriculture, residential and other internal community purposes, and previous agreements between Kibbutz Sdot-Yam and the ILA with respect to this property contained similar restrictions. In addition, this agreement required Kibbutz Sdot-Yam to receive the ILA’s approval before entering into the land use agreement with us permitting us to use the land and facilities, and no such approval was obtained. Our current use of the property and the rights granted to us by Kibbutz Sdot-Yam to use the land pursuant to the land use agreement may give the ILA the right to terminate the rights of Kibbutz Sdot-Yam to the property.

The lease agreements between Kibbutz Sdot-Yam and the Caesarea Development Corporation permit Kibbutz Sdot-Yam to use the property for the community needs of Kibbutz Sdot-Yam. In April 2014 Kibbutz Sdot-Yam and the Caesarea Development Corporation entered into a new agreement pursuant to which Kibbutz Sdot-Yam leases the relevant premises (including such premises which are leased by the Kibbutz to us) from the Caesarea Development Corporation until year 2037. This agreement is subject to a public recording procedure.In addition, Caesarea Development Corporation charges Kibbutz Sdot-Yam based on the use of the relevant portion of the property for industrial purposes, and thus, has provided recognition to Kibbutz Sdot-Yam’s use of such portion of the property for industrial purposes.

If the rights of Kibbutz Sdot-Yam to use the properties described above terminate, we may be unable to maintain our operations on these lands, which would have a material adverse effect on our results of operations.

Pursuant to certain agreements between us and Kibbutz Sdot-Yam, we depend on Kibbutz Sdot-Yam with respect to leasing the buildings and areas of our manufacturing facilities in Israel, acquiring new land as well as building additional facilities should we need them.

Our Bar-Lev facility is leased from Kibbutz Sdot-Yam. On June 6, 2007, we have entered into a long-term lease agreement with the ILA, to use the premises for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. On March 31, 2011, we have entered into a land purchase and leaseback agreement with Kibbutz Sdot- Yam, pursuant to which, effective as of September 1, 2012, Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the site in consideration for NIS 43.7 million ($10.9 million). The land purchase and leaseback agreement was simultaneously executed with a land use agreement pursuant to which Kibbutz Sdot-Yam permits us to use the site for a period of ten years with an automatic renewal for an additional ten years unless we provide Kibbutz Sdot-Yam two years’ advance notice that we do not wish to renew the lease.

The lease of our Sdot-Yam facility, located in Kibbutz Sdot-Yam, is made pursuant to the land use agreement with Kibbutz Sdot-Yam that became effective in March 2012. We may not terminate the operation of either of the two production lines at our Sdot-Yam facility as long as we continue to operate production lines elsewhere in Israel. Additionally, our headquarters must remain at Kibbutz Sdot-Yam. As a result of these restrictions, our ability to reorganize our manufacturing operations and headquarters in Israel is limited.

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

Pursuant to the Agreement For Arranging For Additional Accord, we have entered into an agreement with Kibbutz Sdot-Yam dated August 6, 2013 (“Agreement For Additional Land”), pursuant to which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near our Bar-Lev manufacturing facility (“Additional Bar-Lev Land”), which we required in connection with the construction of the fifth production line at our Bar-Lev manufacturing facility and leased it to us at market value, in accordance with the terms of the Agreement For Arranging For Additional Accord. Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform such preparation work and construction, in conjunction with the administrative body of Bar-Lev industry park and other contractors according to our plans; (iii) build a warehouse according to our plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and Additional Bar-Lev Land. The financing of the building of the warehouse will be made through a loan that will be granted by us to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse, and such loan, including principal and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot-Yam by us for our use of the warehouse. The principal amount of the loan will bear interest at a rate of 5.3% a year.  In November 2015, the preparation work has been completed by the Kibbutz and the Additional Bar-Lev Land was delivered to the Company. The construction of the warehouse has not started yet and is pending receiving a building permit.

For more information with respect to these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions”.

Regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Our headquarters, research and development facilities and our two manufacturing facilities in Israel are located on lands leased by Kibbutz Sdot-Yam, which beneficially owns 32.5% of our shares as of February 24, 2016. We have entered into certain agreements with Kibbutz Sdot-Yam pursuant to which Kibbutz Sdot-Yam provides us with, among other things, a portion of our labor force, electricity, maintenance, security and other services. We believe that such services are rendered to us in the normal course of business and they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are in the ordinary course of our business and are no less favorable to us than if they had been negotiated with unaffiliated third parties. As a result, the tax treatment for these transactions may also be called into question. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Under Israeli law, our board, audit committee and shareholders may be required to reapprove certain of our agreements with Kibbutz Sdot-Yam every three years, and their failure to do so may expose us to liability and cause significant disruption to our business.

The Companies Law requires that the authorized corporate organs of a public company approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years, unless a company’s audit committee, constituted in accordance with the Companies Law, determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances. Our implementation of this requirement with respect to the agreements entered into between us and Kibbutz Sdot-Yam may be challenged by regulators and other third parties. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam.”

Our audit committee has determined that the terms of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, except for the manpower agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011, as it relates to office holders, and the services agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011 (as amended). See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.” Our manpower agreement, as it relates to office holders, and our services agreement, both with Kibbutz Sdot-Yam, have been reapproved in 2015 under the Companies Law requirements and are subject to re-approval in 2018. If the approval of our shareholders is required, it must fulfill one of the following requirements:

•
a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

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

Our ordinary shares were first offered publicly in our IPO in March 2012, at a price of $11.00 per share. In April 2013 and June 2014, pursuant to follow-on offerings, our shareholders registered and sold additional amounts of our ordinary shares at a price of $23.25 and $45.50 per share, respectively. Since the pricing of our June 2014 offering, our ordinary shares have traded as high as $72.01 per share and as low as $27.31 per share through February 24, 2016.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans;

•	changes in the prices of our raw materials or the products we sell;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets;

•	changes in our board of directors, including director resignations;

•	actions of investors and shareholders, including short seller reports and proxy contests; and

•	general economic and market conditions.

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

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. On August 25, 2015, we became subject to a putative securities class action claim in the U.S. District Court for the Southern District of New York related to losses allegedly suffered as a result of the decline in the market price of our ordinary shares. See “ITEM 8: Financial Information- Legal Proceedings”. Although we believe this claim is without merit and intend to contest it vigorously, we could incur substantial costs and our management’s attention and resources could be diverted as a result of this claim or any similar claim in the future. Expenses incurred and payments due with respect to this claim will be covered under our directors’ and officers’ liability insurance policy, subject to deductibles and the terms and limit of the coverage.

If equity research analysts do not publish research or reports about our business or if analysts, including short sellers, issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if one or more of those analysts issue other unfavorable commentary or cease publishing reports about us or our business. The market price for our common stock has been in the past, and may be in the future, adversely affected by allegations made in reports issued by short sellers regarding our business model, our management and our financial accounting.

The substantial share ownership position of Kibbutz Sdot-Yam will limit your ability to influence corporate matters.

As of February 24, 2016, Kibbutz Sdot-Yam beneficially owned 32.5% of our ordinary shares.  As a result of this concentration of share ownership, Kibbutz Sdot-Yam acting on its own will continue to have significant voting power on all matters submitted to our shareholders for approval, including:

•	the composition of our board of directors (other than external directors);

•	approving or rejecting a merger, consolidation or other business combination; and

•	amending our articles of association, which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests initiated by other shareholders, mergers, tender offers, open-market purchase programs or other purchases of shares of our ordinary shares that might otherwise give you the opportunity to realize a premium over then-prevailing market price of our ordinary shares. The interests of Kibbutz Sdot-Yam may not always coincide with the interests of our other shareholders. This concentration of ownership may lead to proxy contests initiated by Kibbutz Sdot-Yam. In connection with our annual general meeting of shareholders held in December 2015, Kibbutz Sdot-Yam issued a proxy to our shareholders, in which it opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees. The majority of our shareholders rejected the proposal of Kibbutz Sdot-Yam and approved the nominees proposed by the board of directors. Such initiatives, which may not coincide with the interests of our other shareholders, result in us incurring unexpected costs and could divert our management's time and attention. This concentration of ownership may also adversely affect our share price.

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

In the future, we may also choose to follow Israeli corporate governance practices instead of Nasdaq requirements with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may choose to follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company) and for the adoption of, and material changes to, equity incentive plans. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market, may provide less protection than is accorded to investors of domestic issuers. See “ITEM 16G: Corporate Governance”.

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

We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50 percent of our assets were located in the United States or (iii) our business were administered principally in the United States. Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

As of February 24, 2016, we had 35,190,255 ordinary shares outstanding. This included approximately 11,440,000 ordinary shares, or 32.5% of our ordinary shares, beneficially owned by Kibbutz Sdot-Yam, which can be resold into the public markets in accordance with the requirements of Rule 144, including volume limitations. Sales by us or by Kibbutz Sdot-Yam of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

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

In addition to these registration rights, as of February 24, 2016, 1,300,910, ordinary shares were reserved for issuance under our 2011 Incentive Compensation Plan (the “Plan”) of which options to purchase 989,485 ordinary shares were outstanding, with a weighted average exercise price of $32.28 per share, and 55,100 Restricted Stock units (RSUs) were outstanding, with an exercise price of $0.01. On March 23, 2012, we filed a registration statement on Form S-8 registering up to 2,375,000 ordinary shares that we may issue under our stock incentive plans. On December 3, 2015, our shareholders approved an increase to the pool of shares reserved for issuance under the Plan by additional 900,000 shares. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

Risks relating to our incorporation and location in Israel

If we fail to comply with Israeli law restrictions concerning employment of Jewish employees on Saturdays and Jewish holidays, we and our office holders may be exposed to administrative and criminal liabilities and our operational and financial results may be adversely impacted.

We are subject to the Israeli Hours of Work and Rest Law, 1951 (the “Rest Law”), which prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the IMEI. Employment of Jewish employees on such days without a permit constitutes an infringement of the Rest Law. In January 2016, we received a permit from the IMEI to employ Jewish employees on Saturdays and Jewish holidays in connection with most of the production machinery in our Sdot- Yam facility, effective until December 31, 2017. There is no assurance that we will be able to obtain such permit in the future, and if we do not, we will be required to either refrain from operating our Sdot- Yam facility on Saturdays and Jewish holidays, or employ non-Jewish employees. Prior to obtaining such permit, in our Sdot-Yam facility, from the fourth quarter of 2015, our Jewish and non-Jewish employees worked only six days a week, not including Saturdays. In our Bar-Lev facility, our Jewish employees do not work on Saturdays, while our non-Jewish employees are employed on such days.

If we are deemed to be in violation of the Rest Law, we and our officers may be exposed to administrative and criminal liabilities, including fines, and our operational and financial results could be materially adversely impacted. If we fail to obtain a permit in the future or if we are unsuccessful in employing only non-Jewish employees on Saturdays and Jewish holidays, we may be required to halt operations of our manufacturing facilities in Israel during such days, have less production capacity and as a result experience a material adverse effect on our revenues and profitability.

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

Some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies and customers in these countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such efforts, particularly if they become more widespread, may adversely impact our ability to sell our products out of Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2015, we had 1,282 employees worldwide of whom 650 were based in Israel. Our employees in Israel, generally males, including executive officers, may be called upon to perform up to 54 days in each three-year period until they reach the age of 40. In the case of officers and certain reservists with specific military professions, the duty may extend up to 84 days in each three-year period and continue until they reach the age of 45 (and in some cases, up to 49). In emergency circumstances, these employees and executives could be called to immediate and prolonged active duty. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the conflicts with Hamas that occurred in December 2008, November 2012 and summer 2014, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contract manufacturers related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

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

Since none of our employees work under any collective bargaining agreements, extension orders issued by the IMEI apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and work week, recuperation pay, travel expenses, and pension rights. Any labor disputes over such matters could result in a work stoppage or strikes by employees that could delay or interrupt our output of products. Any strike, work stoppages or interruption in manufacturing could result in a failure to meet contractual obligations or in delays, including in our ability to manufacture and deliver products to our customers in a timely manner, and could have a material adverse effect on our relationships with our distributors and on our financial results.

In 2014, some of our employees in Israel have acted to form a workers’ union to be represented by the Histadrut, the Israeli workers’ union association. Following objections from other employees to the formation of a workers’ union, the Histadrut filed a claim in an Israeli court, in which the Histadrut argued that such objections were directed by our management in an attempt to deprive our employees of their right to unionize. The Histadrut applied for the grant of a declaratory order to prevent us from resisting our employees’ efforts to unionize and such temporary order was granted by the court with our consent. In addition, the Histadrut applied to impose on us damages in the amount of approximately NIS 2 million ($0.5 million) for seeking to disrupt our employees’ initiations to unionize. On June 3, 2015, it was resolved by the court, with the parties' consent, to dismiss the Histadrut's claim.

If a union of our employees is formed in the future, we may enter into a collective agreement with our employees, which may increase our costs and limit our managerial freedom, and if we are unable to reach a collective agreement, we may become subject to strikes and work stoppages, all of which may adversely affect our business.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our Israeli facilities have been granted “Approved Enterprise” status by the Investment Center in the Israeli Ministry of Economy and Industry (the “Investment Center”) or have the status of a “Beneficiary Enterprise” or “Preferred Enterprise” which provides us with investment grants (in respect of certain Approved Enterprise programs) and makes us eligible for tax benefits under the Investment Law.

In order to remain eligible for the tax benefits of an “Approved Enterprise”, a “Beneficiary Enterprise” and/or a “Preferred Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in certificates of approval issued by the Investment Center (in respect of Approved Enterprise programs), which may include, among other things, selling more than 25% of our products to markets of over 14 million residents in a specific tax year, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, filing certain reports with the Investment Center, complying with provisions regarding intellectual property and the criteria set forth in the specific certificate of approval issued by the Investment Center or the ITA. If we do not meet these requirements, the tax benefits could be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future, these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 25% in 2013, 26.5% in 2014 and 2015 and will decrease to 25% in 2016 and thereafter.

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

We are incorporated in Israel. Other than one director, none of our directors, or our independent registered public accounting firm is a resident of the United States. Other than one executive officer, none of our executive officers is resident in the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

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

Sales in Israel accounted for 7.9% of our revenues in 2015. Our products account for a significant portion of kitchen countertop sales in Israel, but a relatively minor share of sales of all surface covers sold in Israel, including countertops. Under the Israeli Restrictive Trade Practices Law, 1988, (the “Israeli Anti-Trust Law”), a company that supplies more than 50% of any product or service in Israel or in a specific geographical area in Israel is deemed to be a monopoly. The determination of monopoly status depends on an analysis of the relevant product or service market but it does not require a positive declaration, and the status is achieved by virtue of such market share threshold being crossed.

Depending on the analysis and the definition of the relevant product market in which we operate, we may be deemed to be a “monopoly” under Israeli law. Under the Israeli Anti-Trust Law, a monopoly is prohibited from participating in certain business practices, including unreasonably refusing to provide the relevant product or service, or abuse of market power by means of discriminating between customers or charging what are considered to be unfair prices, and from engaging in certain other practices, all in order to protect the Israeli market against unfair competition. The Israeli Antitrust Commissioner may determine that a company that is a monopoly has abused its position in the market, it may subsequently order such company to change its conduct in matters that may adversely affect the public, including imposing business restrictions on a company determined to be a monopoly and giving instructions with respect to the prices charged by the monopoly. If we are indeed deemed to be a monopoly and the Commissioner finds that we have abused our position in the market by taking anti-competitive actions and using anti-competitive practices, such as those described above, it would serve as prima facie evidence in private actions and class actions against us alleging that we have engaged in anti-competitive behavior. Furthermore, the Commissioner may order us to take or refrain from taking certain actions, which could limit our ability to freely conduct our business. To date, the Commissioner has not made any such determination. We do not believe we are a monopoly or that our operations constitute a violation of the provisions of the Israeli Anti-Trust Law even if we were found to be a monopoly under the Israeli Anti-Trust Law, but we cannot guarantee this to be the case.

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

Our History

Caesarstone Sdot-Yam Ltd. was founded in 1987 and incorporated in 1989 in the State of Israel. We are a leading manufacturer of high quality engineered quartz surfaces sold under our premium Caesarstone brand. Caesarstone is a pioneer in the engineered quartz surfaces industry. Our products consist of engineered quartz slabs that are currently sold in over 50 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. Our products accounted for approximately 12% of global engineered quartz by volume in 2014. In 2008, 2010 and 2011, we acquired the business of our former Australian, Canadian and American distributors, respectively, and established such businesses within our own subsidiaries in such countries. We now generate a substantial portion of our revenues in the United States from direct distribution of our products. Our products are primarily used as kitchen countertops. Other applications include vanity tops, wall panels, back splashes, floor tiles, stair and other interior surfaces that are used in a variety of residential and non-residential applications. Our products’ hardness, as well as their non-porous characteristics, offers superior scratch, stain and heat resistance, making them extremely durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our innovative design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures.

In March 2012, we listed our shares on the Nasdaq Global Select Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-143950-7. Our principal executive offices are located at Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel, and our telephone number is +972 (4) 636-4555. We have irrevocably appointed Caesarstone USA as our agent to receive service of process in any action against us in any United States federal or state court. As of the date of this report, the address of Caesarstone USA is 6840 Hayvenhurst Ave., Suite 100, Van Nuys, California 91406. In March 2016, we intend to move the offices of Caesarstone USA to a new address, 9275 Corbin Avenue, Northridge, California, 91324. For more information about us, our website is www.caesarstone.com. The information contained therein or connected thereto shall not be deemed to be incorporated by reference in this annual report.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2015, 2014 and 2013 amounted to $76.5 million, $86.4 million and $27.4 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines, and in 2014 and 2015 the construction of a new manufacturing facility with two production lines in the United States. In order to support our overall business expansion, we will continue to invest in manufacturing equipment and components for our production lines and in further expanding manufacturing capacity as we may require, subject to growth in the demand for our products. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise. In 2015, we completed the vast majority of our investment in the two production lines of the U.S. manufacturing facility, which is estimated to cost approximately $130 million. Despite the fact that the timing of our next capacity expansion in the U.S. facility is not determined yet, we anticipate that our capital expenditures in 2016 will be significantly lower than 2015.

B.            Business Overview

The global countertop industry generated approximately $81 billion in sales to end consumers in 2014 based on average installed price, which includes fabrication, installation and other related costs. Sales to end-consumers include sales to end-consumers of countertops as opposed to sales at the wholesale level from manufacturers to fabricators and distributors.

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

From 2005 to 2007, our revenue grew at a compound annual growth rate of 37.9%, and during the more challenging global economic environment from 2007 to 2009, at a compound annual growth rate of 11.5%. From 2009 to 2015, our revenue grew at a compound annual growth rate of 20.6%. In 2015, we generated revenue of $499.5 million, net income attributable to controlling interest of $77.8 million, adjusted EBITDA of $125.7 million and adjusted net income attributable to controlling interest of $83.7 million. See “ITEM 3.A: Key Information—Selected Financial Data” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

Our Products

Our products to date are generally marketed under the Caesarstone brand. The substantial majority of our products are installed as countertops in residential kitchens. Other applications of our products include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces. Our engineered quartz slabs measure 120 inches long by 56 1/2 inches wide and 130 inches long by 65 inches wide with a thickness of 1/2 of an inch, 3/4 of an inch or 1 1/4 inches. Engineered quartz surfaces are typically comprised of approximately 90% natural crushed quartz and approximately 10% polyester and pigments. Our products’ quartz composition gives them superior strength and resistance to heat, scratches, cracks and chips. Polyester, which acts as a binding agent in our products, make our products non-porous and highly resistant to stains. Pigments act as a dyeing agent to vary our products’ colors and patterns.

We engineer our products with a wide range of colors, finishes, textures, thicknesses and physical properties, which help us meet the different functional and aesthetic demands of end-consumers. We offer a wide spectrum of design options in the engineered quartz surface industry with different colors, textures and finishes designed to appeal to end-consumers’ preferences. Our designs range from fine-grained patterns to coarse-grained color blends with a variegated visual texture. Through offering new designs, we capitalize on Caesarstone’s brand name and foster our position as a leading innovator in the engineered quartz surface industry.

Our product offerings include four collections, each of which is designed to have a distinct aesthetic appeal. We use a multi-tiered pricing model across our products and within each product collection ranging from lower price points to higher price points. Each product collection is designed, branded and marketed with the goal of reinforcing our products’ premium quality.

We introduced our original product collection, Classico, in 1987, and today, this collection accounts for the  majority of our sales. Within this product collection, we offer over 70 different colors, with four textures and three thicknesses generally available for each of the collection’s colors. We have since introduced additional product collections, and currently have four collections: Classico, Concetto, Motivo, and Supernatural, which are marketed as specialty high-end product collections. The Concetto product collection, launched in 2003, features engineered quartz surfaces with hand-incorporated semi-precious stones. We launched our Motivo product collection in 2009, which features a range of patterned textures that can be customized. In 2012, we launched new products under our Supernatural collection, whose design was inspired by natural stone and which are manufactured using proprietary technology. We regularly introduce new colors and designs to our product collections based on consumer trends. In 2013, we introduced seven new colors to our Classico and Supernatural collections. In 2014, we introduced eight new colors to our Classico and Supernatural collections, including the Calacatta Nuvo product, which is inspired by the natural calacatta stone, and other products inspired by natural granite and marble. In 2015, we launched five new products under the Supernatural collection and four new colors under the Classico collection.

A key focus of our product development is a commitment to substantiating our claim of our products’ superior quality, strength and durability. Our products undergo regular tests for durability and strength internally by our laboratory operations group and by external accreditation organizations. We are accredited by organizations overseeing safety and environment protection, such as the National Sanitation Foundation (NSF) and GREENGUARD Indoor Air Quality. Our products have been consistently ranked by the United States Green Building Council for their compliance with environmental standards, which allows contractors to receive Leadership in Energy and Design (LEED) points for projects incorporating our products.

Distribution

Our four largest markets based on sales are currently the United States, Australia, Canada and Israel. In 2015, sales of our products in these markets accounted for 44.7%, 22.1%, 14.2% and 7.9% of our revenues, respectively. Total sales in these markets accounted for 88.9% of our revenues in 2015. For a breakdown of revenues by geographic market for the last three fiscal years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results.”

Direct Markets

We currently have direct sales channels in the United States, Australia, Canada, Israel and Singapore. Our direct sales channels allow us to maintain greater control over our entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers, architects and designers regarding new developments in tastes and preferences, and have greater control over inventory management. Our subsidiaries’ warehouses in each of these countries maintain inventories of our products and are connected to each subsidiary’s sales department. We supply our products primarily to fabricators, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers to use Caesarstone products for a project

In Israel, where our headquarters and manufacturing operations are located, we distribute our products directly to several local distributors who in turn sell them to fabricators. This arrangement minimizes our financial exposure to end-consumers and provides us with significant depth of coverage in the Israeli market. Although we sell our products to distributors in this market, we consider this a direct market due to the warranty we provide to end-consumers, as well as our fabricator technical and health and safety instruction programs and our local sales and marketing activities. In the United States, Australia, Canada and Singapore we have established direct distribution channels with distribution locations in major urban centers complemented by arrangements with various third parties sub-distributors or stone suppliers in certain areas of the United States. As of 2014, in Australia, Canada and the United States, the adoption rate of the engineered quartz surfaces was approximately 39%, 18% and 8%, respectively, of the overall countertop market by volume, and we have captured approximately 55%, 36% and 19% of countertop market share in Australia, Canada and the United States, respectively.

In the United States, our Caesarstone USA subsidiary entered into an agreement with IKEA in May 2013. Pursuant to that agreement, we exclusively supply all non-laminate slabs to IKEA customers in the United States, in addition to fabricating and installing the slabs. The surfaces provided under this agreement are then marketed by IKEA without a brand name. We have engaged several third-parties fabricators to provide us with the fabrication and installation services designated for IKEA customers. In 2015, we primarily supplied to IKEA customers our quartz surfaces.

In October 2014 Caesarstone Canada entered into a similar agreement with IKEA Canada, and since December 2014 we have been acting as IKEA’s exclusive non-laminate countertop vendor in Canada, and fabricating and installing the slabs. We have engaged several third-party fabricators to provide us with the fabrication and installation services designated for IKEA customers.

The agreements with IKEA and IKEA Canada will terminate on December 31, 2016 and January 31, 2017, respectively, unless terminated earlier in accordance with their terms. There is no assurance that these agreements will be renewed.

Indirect Markets

We distribute our products in other territories in which we do not have a direct sales channel through third-party distributors, who generally distribute our products on an exclusive or non-exclusive basis in a specific country or region to fabricators. Fabricators sell our products to contractors, developers, builders and consumers. In most cases, we engage one distributor to serve a country or region. Today, we sell our products in over 45 countries through third party distributors, and over 50 countries in total. Sales to third-party distributors accounted for 10.5% of our revenues in 2015. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, builders and contractors within their respective territory.

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

Sales and Marketing

Sales

In the United States, Australia, Canada and Singapore we sell our products through our subsidiaries, that primarily sell them directly to fabricators with remainder of sales to sub-distributors and resellers, such as stone suppliers, in the United States. In the United States and Canada, we also sell to IKEA, where we also provide fabricating and installation services, through third-party fabricators engaged by us. Like in our indirect markets, in Israel, we sell to a limited number of distributors who sell our products to fabricators; however, we consider this a direct market due to our sales and marketing activities in this country, as well as our fabricator technical and health and safety instruction program and warranty program. In our indirect markets we sell to third-party distributors who in turn sell our products to fabricators and installers. For our direct sales, we manufacture engineered quartz slabs based upon our rolling projections of the demand for our products, and for our indirect sales, we manufacture our products on a purchase order basis. In both cases, we ship our products from our two manufacturing facilities in Israel, and, beginning in the second quarter of 2015, we serve the North American market also from our manufacturing facility in the United States.

In our indirect sales markets, we sell our products to distributors who are responsible for selling our products to fabricators. In some cases, our distributors operate their own fabrication facilities. In some cases, our distributors sell to sub-distributors located within the territory who in turn sell to fabricators. Unlike distributors, sub-distributors do not engage in brand promotion activities and their activities are limited to sales promotion, warehousing and distributing to fabricators or other customers. We do not control the pricing terms of our distributors’ or sub-distributors’ sales to fabricators. As a result, prices for our products for fabricators may vary among markets.

In recent years, our sales department, responsible for our global sales to third parties, which is based in Israel, has focused on penetrating new markets, as well as further developing our key growth indirect sales markets. We have developed a comprehensive methodology for evaluating and entering new markets. In particular, we analyze several factors within a market, including existing demand for stone products, supported by stone installation capabilities, gross domestic product per capita, the competitive landscape and the economic growth rate. We focus our efforts on those markets that we believe offer significant growth opportunity for our products. Potential distributors are evaluated based on their experience in the surface products industry, logistics and distribution capabilities and suitability to market our products. In recent years, we significantly increased the number of countries where we conduct indirect sales by appointing distributors in several new countries on an exclusive or non-exclusive basis, including Belgium, Russia, and countries in Eastern Europe. We intend to continue to penetrate new markets in collaboration with distributors.

In recent years, we have also significantly increased our revenues within our existing key direct markets in the United States, Australia, Canada and Israel. We believe our products still have significant growth opportunities in the United States, Australia and Canada. We intend to continue to invest resources to further strengthen and increase our penetration in each of these markets.

Marketing

We position our engineered quartz surfaces as premium branded products in terms of their designs, quality and pricing. Through our marketing, we seek to convey our products’ ability to elevate the overall quality of an entire kitchen or other interior setting. Our marketing strategy is to deliver this message every time our customers (including end-customers), fabricators, architects and designers come in contact with our brand. We also aim to communicate our position as a design-oriented global leader in engineered quartz surface innovation and technology.

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

We believe that by localizing our marketing activities at the distributor level (including in our direct markets), we increase the global exposure of our brand while tailoring marketing activities to the individual needs, tastes and preferences of a particular country. As such, marketing activities across our markets differ as we aim to promote sales among those who have the greatest influence on public perception in each market.

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

Our marketing materials are developed by our global marketing department in Israel and are used by our distributors and subsidiaries globally. These materials may be slightly adjusted in their respective local markets, which helps in combining the special needs of each market and the global consistency of the Caesarstone brand. We offer our distributors a refund of a small percentage of their total purchases from us to buy our marketing materials, such as product brochures, promotional packages, print and online advertising materials, sample books, exhibition infrastructure, signage and stationary and display stands. This provides our distributors with significant flexibility to choose the best marketing strategy to implement in their particular territory. Occasionally, our local marketing departments in the United States, Australia and Canada develop their own tactical marketing materials in accordance with our global brand guidelines, in addition to using our marketing materials, due to the size and particular characteristics of these territories. In 2015, we spent $22.4 million on direct advertising and promotional activities.

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

Research and Development

Our research and development department is located in Israel. The department is comprised of 15 employees and works closely with employees from other departments, all of whom have extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. Between 2009 and 2013, a small portion of our research and development efforts had benefited from grants from the OCS in the Israeli Ministry of Economy and Industry. In 2015, research and development costs accounted for approximately 0.6% of our total revenues.

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

In 2012, we launched the Supernatural collection. These products are designed to reflect our interpretation of natural stone. In 2013, we introduced seven new colors under our Classico and super natural collections. In 2014, we introduced eight additional new colors under our Classico and super natural collections, including our Calacatta Nuvo, which is our interpretation of natural calacatta stone, and other products inspired by natural granite and marble, all of which were the result of new proprietary technologies developed by our research and development department. In 2015, we launched additional products under our Supernatural collection and further colors under our Classico collection.

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our indirect markets, we provide all of our distributors a limited direct manufacturing defect warranty and our distributors are responsible for providing warranty coverage to end-customers. The warranties provided by our distributors vary in term with a three-year warranty provided in Europe and warranties lasting up to 20 years in other regions. In our direct markets, the warranty period also varies. We provide end-consumers with limited lifetime warranties in the United States and Canada, a ten-year limited warranty in Australia, and a three-year limited warranty in Israel. For end-consumers, warranty issues on our products are addressed by our local distributor. In our direct markets, following an end-consumer call, our technicians are sent to the product site within a short time. We train our distributors to handle local warranty issues through our “Caesarstone University” program. The Caesarstone University program includes readily accessible resources and tools regarding the fabrication, installation, care and maintenance of our products. We believe our comprehensive global customer service capabilities and the sharing of our service related know-how differentiate our company from our competitors.

Raw Materials and Service Provider Relationships

Quartz, pigment and polyester are the primary raw materials used in the production of our products. We acquire our raw materials from third-party suppliers. Suppliers ship our raw materials to our manufacturing facilities in Israel  primarily by sea and to our U.S. facility the supply sources are primarily domestic, except for quartz, which is mostly imported. Our raw materials are generally inspected at the suppliers’ facilities and upon arrival at our manufacturing facilities in Israel and the U.S. We believe our strict raw material quality control procedures differentiate our products from those of our competitors because they limit the number of product defects and contribute to the superior quality and appearance of our products. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities.  Our raw materials costs are also impacted by changes in foreign currency exchange rates.

Quartz, which includes quartz, quartzite and other dry minerals, is the main raw material component used in our products, and is acquired from manufacturers generally in Turkey, India, Israel and a number of European countries. In 2015, we started to acquire limited quantities of quartz from the United States for our manufacturing operations in this country. We require supplies of particular grades of quartz for our products. In 2015, approximately 71% of our quartz was imported from four suppliers in Turkey, out of which approximately 41% was acquired from Mikroman, which constitutes approximately 29% of our total quartz, and approximately 36% was acquired from Polat, which constitutes approximately 25% of our total quartz. Our current supply arrangement with Polat is set forth in a letter agreement, and our arrangement with Mikroman is currently memorialized in an unsigned draft letter agreement which is being finalized as of the date of this report. We expect our agreements with Mikroman and Polat with respect to prices and quantities to remain unchanged through the end of 2016. However, if they fail to perform in accordance with these arrangements, we may not be successful in enforcing them. If we are unable to agree upon prices with such suppliers or effectively enforce the terms of these arrangements, our suppliers could cease supplying us with quartzite, which are used across all of our products. If our supply of quartzite from Turkey is adversely impacted or if, for any other reason, any of our Turkish quartzite suppliers does not perform in accordance with our agreements with them or ceases supplying us with quartzite, for any reason, we would need to locate and qualify alternative suppliers. This could result in substantial delays, increase our costs, negatively impact quality of our products or require us to adjust our products and our manufacturing processes. Any such delays in or disruptions to the manufacturing process could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet their order requests.

Aside from our arrangements with Mikroman and Polat described above, we typically transact business with our quartz suppliers on an annual framework agreement basis, under which we execute purchase orders from time to time. Quartz imported from Turkey, Europe and Israel for our U.S. manufacturing facility entails higher transportation costs. In 2016, we intend to acquire quartz for our U.S. manufacturing facility mainly from those sources while continuing to review local suppliers as alternatives.

Raw quartz must be processed into finer grades of sand and powder before we use it in our manufacturing process. We purchase quartz from our quartz suppliers already processed by them. In 2011 and 2012, our cost of quartz was relatively stable. From 2013 to 2015, we experienced selective price increases from our Turkish quartz suppliers, such that the average cost of quartz supplied to our facilities in Israel increased by approximately 3% and 4% in 2013 and 2014, respectively, and decreased by approximately 1.5% in 2015. The latest reduction was related to an approximately 16% devaluation of the euro compared to the U.S. dollar in 2015 on an annual average basis, which affected the cost of purchasing quartz from non-Turkish European suppliers. Given that quartz imported to our U.S. manufacturing facility involves higher transportation costs, our total average quartz costs increased by approximately 1.3% in 2015. In 2016, there are no material changes to the price of quartz in our arrangements with suppliers. Any future increases in quartz prices may adversely impact our margins and net income.

In most cases, we acquire polyester on a purchase order basis, from several European suppliers for our production in Israel and U.S. suppliers for our production in the U.S., based on our projected needs for the subsequent one to three months. Currently, suppliers are unwilling to agree to preset prices for periods longer than a quarter. Our cost of polyester, which generally correlates with oil prices, has fluctuated significantly. In 2010, average polyester cost increased by approximately 9%, despite an approximately 20% increase of the cost denominated in euros, given a stronger NIS (our functional currency during this period) compared to the euro. In 2011, there was a further increase of approximately 12%, both in the NIS and in the euro. During 2012 through 2014, average polyester costs stabilized with up to 2% deviations in euro and up to 5% U.S. dollars (our functional currency since July 1, 2012). In 2015, average polyester costs decreased by approximately 27%, of which approximately 12% was due to a change in our prices denominated in euros, and the balance related to an approximately 16% weakening of the euro compared to the U.S. dollar on an average annual basis.

Pigments for our production in Israel are purchased from Israel and suppliers abroad. Pigments for our U.S. production are primarily purchased from the U.S. We are exposed to fluctuations in the prices of pigments, although to a lesser extent than with polyester.

Our strategy is to maintain, whenever practicable, multiple sources for the purchase of our raw materials to achieve competitive pricing, provide flexibility and protect against supply disruption.

Manufacturing and Facilities

Our products are manufactured at our three manufacturing facilities located in Kibbutz Sdot-Yam in central Israel, Bar-Lev Industrial Park in northern Israel and Richmond-Hill, Georgia in the U.S. We completed our Bar-Lev manufacturing facility in 2005, which included our third production line, and we established our fourth production line at this facility in 2007 and our fifth production line at this facility in 2013. We began to partially operate the fifth production line at our Bar-Lev facility in the fourth quarter of 2013, and to fully operate it in the second quarter of 2014.We completed our U.S. manufacturing facility in 2015, where we began to operate our sixth production line in the second quarter of 2015 and our seventh line in the fourth quarter of 2015. Finished slabs are shipped from our facilities in Israel to distributors and customers worldwide and from our U.S facility to customers in North America. In addition, we have taken initial steps towards establishing our second building in the State of Georgia, to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand. For further discussion of our facilities, see “ITEM 4.D: Information on Caesarstone—Property, plants, and equipment.”

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

Competition

We believe that we compete principally based upon product quality, new product development, brand awareness and position, pricing, customer service and breadth of product offerings. We believe that we differentiate ourselves from competitors on the basis of our signature product designs, our ability to offer our products in major markets globally, our focus on the quality of our product offerings, our customer service oriented culture, our high involvement in the product supply chain and our leading distribution partners.

The dominant surface materials used by end-consumers in each market vary. Our engineered quartz surface products compete with a number of other surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel, wood and ceramic large slabs, a new countertop surface material entrant. The manufacturers of these products consist of a number of regional and global competitors. Some of our competitors may have greater resources than we have, and may adapt to changes in consumer preferences and demand more quickly, expand their materials offering, devote greater resources to design innovation and establishing brand recognition, manufacture more versatile slab sizes and implement processes to lower costs.

The engineered quartz surface market is highly fragmented and is also served by a number of regional and global competitors. We also face competition from low-cost manufacturers from Asia, especially from China, and from Europe. Large multinational companies have also invested in their engineered quartz surface production capabilities. We believe that we are likely to encounter strong competition from these competitors as a result of consolidation that may take place in the industry in the future. Such consolidation is likely to occur as a result of the economies of scale associated with engineered quartz manufacturing that are becoming important to remain competitive in an increasingly global engineered quartz surface market and will be increasingly important as the engineered quartz market matures in the future.

Information Technology Systems

We believe that an appropriate information technology infrastructure is important in order to support our daily operations and the growth of our business. Our ERP software provides us with accessible quality data and allows us to accurately enter, price and configure valid products in a made-to-order, demand-driven manufacturing environment. Carefully maintained infrastructure is critical, given that our products can be built in a number of combinations of sizes, colors, textures and finishes, and our production control software enables us to carefully monitor the quality of our slabs. Given our global expansion, we implemented a global ERP based on an Oracle platform, in 2013 and 2014.

Intellectual Property

Our Caesarstone brand is central to our business strategy, and we believe that maintaining and enhancing the Caesarstone brand is critical to expanding our business.

We have obtained trademark registrations in certain jurisdictions that we consider material to the marketing of our products, all of which are used under the trade mark Caesarstone, including CAESARSTONE®, CONCETTO®, and our Caesarstone logo. We have obtained trademark registrations for additional marks that we use to identify certain product collections, including MOTIVO®, as well as other marks used for certain of our products. While we expect our applications to mature into registrations, we cannot be certain that we will obtain such registrations. In many of our markets we also have trademarks, including registered and unregistered marks, on the colors and models of our products. We believe that our trademarks are important to our brand, success and competitive position. In the past, some of our trademark applications for certain classes of our products’ applications have been rejected or opposed in certain markets and may be rejected for certain classes in the future, in all or parts of our markets, including without limitation, for flooring and wall cladding. We are currently subject to opposition proceedings with respect to applications for registration of our trademark Caesarstone™ in certain jurisdictions.

To protect our know-how and trade secrets, we customarily require our employees and managers to execute confidentiality agreements or otherwise agree to keep our proprietary information confidential. Typically, our employment contracts also include clauses requiring these employees to assign to us all inventions and intellectual property rights they develop in the course of their employment and agree not to disclose our confidential information.

In addition to confidentiality agreements, we seek patent protection for some of our latest technologies. We have obtained patents for certain of our technologies and have pending patent applications that were filed in various jurisdictions, including the United States, Europe, Australia, Canada, China and Israel, which relate to our manufacturing technology and certain products. No patent application of ours is material to the overall conduct of our business. There can be no assurance that pending applications will be approved in a timely manner or at all, or that such patents will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we have chosen and may further choose not to pursue patents for innovations that are material to our business.

Environmental and Other Regulatory Matters

Environmental and Health and Safety Regulations

Our manufacturing facilities and operations in Israel and our manufacturing facility in the State of Georgia, United States, whose first and second production lines became operational in 2015, are subject to numerous Israeli and U.S. environmental and workers' health and safety laws and regulations, respectively. Applicable U.S. laws and regulations include federal, state and local laws and regulations, and specifically of the State of Georgia. Laws and regulations in both countries deal with pollution and the protection of the environment, setting standards for emissions, discharges into the environment or to water, soil and water contamination, product specifications, generation, the treatment, import, purchase, use, storage and transport of hazardous materials, and the storage, treatment and disposal and remediation of solid and hazardous waste, including sludge and protection of worker health and safety. Violations of environmental, health and safety laws, regulations and permit conditions may lead to civil, and criminal sanctions against us, our directors, officers or our employees, Caesarstone Technologies USA, Inc., our subsidiary which operates our U.S. facility, and our subsidiary’s officers and employees, and, in some cases, may result in compelling installation of additional controls and substantial penalties, injunctive orders as well as permit revocations and facility shutdowns. Violations of environmental laws could also result in obligations to investigate or remediate contamination, third-party property damage or personal injury claims allegedly due to the migration of contaminants off-site. New Israeli and U.S. environmental and health and safety laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments in Israel and in the U.S. could also require us to make additional expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time.

Beyond being subject to regulatory and legal requirements, our manufacturing facilities in Israel and in the United States may operate under applicable permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards. The business licenses for our facilities contain conditions related to a number of requirements, including with respect to dust emissions, air quality, the disposal of effluents and process sludge, and the handling of waste, chemicals and hazardous materials. In particular, our manufacturing facilities in Israel are subject to specific conditions set forth in the business licenses and permits related to the use, storage and discharge of hazardous materials granted by national and municipal authorities. All of these permits, licenses, approvals, limits and standards require a significant amount of monitoring, record-keeping and reporting in order for us to demonstrate compliance with the underlying permit, license, approval, limit or standard. Non-compliance or incomplete documentation of our compliance status may result in the imposition of fines, penalties and injunctive relief, or the stripping of our license to operate our business.

From time to time, we face environmental and health and safety compliance issues related to our two manufacturing facilities in Israel.

•
Styrene gas emissions. The IMPE requires us to comply with the applicable obligations under the law and regulations related to styrene gas emission at both of our manufacturing facilities in Israel. We installed and implemented systems which we believe reduce the amount of styrene emissions as required and presented to IMPE a plan to further improve our control of styrene emission at our Bar Lev facility and comply with the styrene gas emission standards. We intend to continue monitoring, and, if necessary, applying corrective measures to control the styrene emissions at our facilities. With respect to our Sdot-Yam facility, the IMPE summoned us to a hearing held in January 2014, where it recommended an investigation to examine its allegations that, based on IMPE’s samplings, we exceeded the ambient air standards. In a further hearing held in December 2015, the IMPE indicated that it intends to conduct unannounced inspections of our Sdot-Yam facility. The IMPE has indicated that it would conduct such inspections of our Bar Lev facility as well. If the IMPE decides that we do not fully comply with the styrene emission standards, our business license may be revoked, our facilities’ operation may be limited or could be shut down and we could become subject to civil and criminal sanctions.

•
Waste water disposal. We currently dispose of our waste water from our Bar-Lev and Sdot-Yam manufacturing facilities in a treatment plant pursuant to permits obtained from the IMPE that are currently effective until March 31, 2016 and December 31, 2016, respectively. If we are unable to extend our permits or the treatment plant does not obtain a renewal of its permit, we may need to use alternative treatment facilities and adjust to their standards and requirements, which may result in additional expenses.

•
Dust emissions. With respect to dust emissions both into the environment and inside our manufacturing facilities in Israel, we are implementing measures in order to achieve compliance with dust emission environmental standards and meet the health and safety standards with respect to permissible exposure limits. Recently we were notified by the IMEI that due to deviations from the dust and styrene emission standards in our Bar Lev facility, it objected to the renewal of the business license for our Bar Lev facility. The business license for our Bar Lev facility was extended until April 30, 2016, and we are in discussions with the IMEI in order to obtain their approval for a further extension.

•
Fire protection measures. We have established programs with the fire regulation authorities to adjust our fire protection measures to comply with their requirements and we are implementing the measures in our facilities in accordance with such programs. We received the fire regulation authorities’ approval for our Bar-Lev facility effective until April 2, 2016. We have submitted an updated follow up program to the fire regulation authorities with respect to our Sdot- Yam facility and it is currently pending their approval.

•	Sludge waste disposal

o
In January 2010, the IMPE ordered us to remove sludge waste that was disposed of in 2009 in a number of locations in northern Israel claiming that such disposal was unlawful. We have engaged in discussions with the IMPE with respect to which sites will require waste removal. We performed a feasible and practical clean-up project and currently believe that the clean- up was sufficient and that we have no further exposure in this respect.

o
In 2014, the IMPE analyzed our sludge waste and determined to classify our sludge as solid industrial waste. Such classification results in higher charges imposed on us in connection with the sludge disposal.

In addition, we operate in Israel under Poison Permits that regulate our use of poisons and hazardous materials. Our current Poison Permits are valid until the beginning of 2017 and impose on us certain requirements. Our inability to maintain each of such Poison Permits or to renew them could negatively impact our financial condition and result of operations. Failing to comply with such Poison Permits conditions may also expose us and our officers to criminal liability.

Other than as described above, we believe that we operate our facilities in compliance in all material respects with applicable environmental and health and safety requirements. However, there can be no guarantee that these or newly discovered matters will not result in material costs or investments or otherwise interrupt our business operation.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which could negatively impact our financial condition and results of operations. Our ability to obtain necessary permits and approvals may be subject to additional costs and possible delays beyond what we initially plan for. We are seeking to obtain building permits with respect to buildings and installations that we have added at our manufacturing facilities in Israel, although we cannot assure that we will be able to obtain such building permits.

Other Regulation

We are subject to the Israeli Rest Law, which, among other things, prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the IMEI. In January 2016, we received a permit from the IMEI to employ Jewish employees on Saturdays and Jewish holidays in connection with the operation of most of the machinery in our Sdot-Yam facility, effective until December 31, 2017.  There is no assurance that we will be able to obtain such permit in the future or employ non-Jewish employees on Saturdays and Jewish holidays. Prior to obtaining such permit, we operated our Sdot- Yam facility six days a week from the fourth quarter of 2015. Following the receipt of such permit, we may operate our Sdot-Yam plant on Saturdays as we may need. In our Bar-Lev facility, our Jewish employees do not work on Saturdays and Jewish holidays, while our non-Jewish employees are employed on such days.

If we are deemed to be in violation of the Rest Law, we and our officers may be exposed to administrative and criminal liabilities, including fines, and our operational and financial results could be materially adversely impacted. If we fail to receive a permit in the future, or if we are unsuccessful in employing only non-Jewish employees on Saturdays , we may be required to halt the operations of our facilities in Israel on those days, have less production capacity and as a result experience a material adverse effect on our revenues and profitability.

Legal proceedings

See “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.            Organizational Structure

The legal name of our company is Caesarstone Sdot-Yam Ltd. On December 3, 2015, our shareholders resolved to change our legal name to “Caesarstone Ltd.”. Under the Companies Law, in order for such change to enter into effect, the Israeli Register of Companies (the “Registrar”) has to approve such change. As of the date of this annual report, we have not obtained the approval of the Registrar for such name change and therefore currently our legal name remains unchanged.

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

We hold a 55% ownership interest in Caesarstone Canada, a joint venture we established in 2010 with our former distributor in Eastern Canada, Ciot, which operates fabrication facilities and is also a significant customer of Caesarstone Canada. The approval of both shareholders is required for certain corporate actions by the joint venture, including reducing the selling price of the joint venture’s products below a certain level. The joint venture has entered into a services agreement with Ciot pursuant to which Ciot provided logistical and support services to the joint venture. As of December 31, 2015, these services are no longer provided by Ciot. Caesarstone Canada is also obligated to distribute 30% of its profits per year as a dividend to its shareholders unless shareholder approval is obtained not to distribute such dividend. As of the date of this report, no such dividend has been distributed. In addition, we granted Ciot a put option and Ciot granted us a call option for its interest each exercisable any time between July 1, 2012 and July 1, 2023. Exercise of the put option requires six months’ prior notice, and if Ciot exercises such option in the future, we will be required to make a cash payment to them. Exercise of the call option does not require prior notice. The different purchase prices of each option following such an exercise is to be calculated based on the corporate value of Caesarstone Canada according to a formula that evaluates the number of slabs sold by Caesarstone Canada and the price per slab for Caesarstone Canada. In January 2011, a loan in the amount of Canadian dollar 4.0 million was made to Caesarstone Canada by its shareholders, Ciot and ourselves, on a pro rata basis.

We sell our products in over 50 countries through our subsidiaries and distributors.

D.            Property, Plants and Equipment

Our manufacturing facilities are located on the following properties in Israel and the United States:

Properties	Issuer’s rights	Location	Purpose	Size
Kibbutz Sdot-Yam(1)	Land Use Agreement	Caesarea, Central Israel	Headquarters, manufacturing facility, research and development center	30,744 square meters of facility and 60,870 square meters of un-covered yard*
Bar-Lev Industrial Park (2)	Land Use Agreement	Carmiel, Northern Israel	Manufacturing facility	22,137 square meters of facility and 53,261 square meters of un-covered yard* *
Belfast Industrial Center(3,4)	Ownership	Richmond Hill, Georgia, United States	Manufacturing facility	26,400 square meters of facility and 401,110 square meters of un-covered yard (excluding 56,089 square meters of wetland)

* Square-meter figures with respect to properties in Israel are based on data measured by the relevant municipalities used for local tax purposes

** Square-meter figures based on data used by Israeli municipalities for local tax purpose is adjusted to reflect the property leased from Kibbutz Sdot-Yam as agreed between us and the Kibbutz during year 2014.

(1)
Leased pursuant to a land use agreement with Kibbutz Sdot-Yam entered into in March 2012 with a term of 20 years, which replaced the former land use agreement. Starting from January 2014, we use additional office space of approximately 400 square meters under terms materially similar to the land use agreement. Starting from September 2014 we use an additional 9,000 square meters pursuant to Kibbutz Sdot-Yam’s consent under terms materially similar to the land use agreement. However, we have the right to return such additional office space and premises to Kibbutz Sdot-Yam at any time upon 90 days’ prior written notice. The lands on which these facilities are located are held by the ILA and leased or subleased by Kibbutz Sdot-Yam pursuant to agreements described in “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land use agreement.”

(2)
Leased pursuant to a land use agreement with Kibbutz Sdot- Yam entered into in March 2011, with a term of 10 years commencing in September 2012, that will be automatically renewed, unless we give two years prior notice, for an additional 10- year term. This agreement was executed simultaneously with the land purchase and leaseback agreement we entered into with Kibbutz Sdot- Yam, according to which Kibbutz Sdot- Yam acquired from us our rights in the lands and facilities of the Bar Lev industrial center, under a long term lease agreement we entered into with the ILA on June 6, 2007 to use the premises for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. For more information, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback.”

(3)
On September 17, 2013, we entered into a purchase agreement for the purchase of approximately 45 acres of land in Richmond Hill, the State of Georgia, United States, comprising approximately 36.6 acres of upland and approximately 9 acres of wetland for our new U.S. manufacturing facility, the construction of which was completed in 2015. On June 22, 2015, we exercised a purchase option in the agreement and acquired approximately 19.4 acres of land, comprising approximately 18.0 acres of upland. On November 25, 2015, we entered into a new purchase agreement for the purchase of approximately 54.9 acres of additional land situated adjacent to the previously purchased land, comprising approximately 51.1 acres of upland.

(4)
In December 2014, we entered into a bond purchase loan agreement, were issued a taxable revenue bond on December 1, 2014, and executed a corresponding lease agreement, pursuant to which the Development Authority of Bryan County, an instrumentality of the State of Georgia and a public corporation (“DABC”), has acquired legal title of our facility in Richmond Hill, in the State of Georgia, U.S., and in consideration leased such facilities back to us. In addition, the facility was pledged by DABC in favor of us and DABC has committed to re-convey title to the facility to us upon the maturity of the bond or at any time at our request, upon our payment of $100 to DABC. Therefore, we consider such facilities to be owned by us. This arrangement was structured to grant us property tax abatement for ten years at 100% and additional five years at 50%, subject to our satisfying certain qualifying conditions with respect to headcount, average salaries paid to our employees and the total capital investment amount in our U.S. plant. In December 2015 we entered into an additional bond purchase loan agreement with the Development Authority of Bryan County, and were issued a second taxable revenue bond on December 22, 2015, to cover additional funds and assets which were utilized in the framework of establishing our U.S. facility. For a discussion of our expansion of this facility, including its financing and its related expenses, see “ITEM 4.A: Information on Caesarstone—History and Development of Caesarstone—Principal Capital Expenditures” and “ITEM 3.D: Key Information—Risk Factors— If demand for our products continues to grow, we may need to further expand our manufacturing facility in the United States. If we fail to achieve this further expansion, we may be unable to grow our business and revenue, maintain our competitive position or improve our profitability.”

Various environmental issues may affect our utilization of the above-mentioned facilities. For a further discussion, see “—Environmental Regulations” above.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.            Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2015 and 2014, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2015, 2014, and 2013, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. See “ITEM 3.D: Risk Factors” and “Special Note Regarding Forward Looking Statements.”

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

Founded in 1987, Caesarstone is a pioneer in the engineered quartz surface industry. We have grown to become the largest provider of quartz surfaces in Australia, Canada, Israel, France and South Africa, and have significant market share in the United States and Singapore. Our products accounted for approximately 12% of global engineered quartz by volume in 2014. Our sales in the United States, Australia, Canada and Israel, our four largest markets, accounted for 44.7%, 22.1%, 14.2% and 7.9% of our revenues in 2015, respectively. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future. For further information with respect to our geographic concentration, see “ITEM 3.D: Key Information—Risk Factors—Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects”.

We have direct sales channels in the United States, Australia, Canada, Israel and Singapore. We generate the majority of our revenues in the United States from direct distribution of our products throughout the country. In Australia, we generate the substantial majority of our business from direct distribution. In Israel, we distribute our products directly to several local distributors who in turn sell primarily to fabricators. We sell our products in Canada through a joint venture in which we hold a 55% interest. We also sell our products directly in Singapore. In our remaining markets, we distribute our products through third-party distributors. In each of our markets, fabricators typically sell our products to end consumers, contractors, developers and builders who are generally advised by architects and designers regarding the use of our products. Our strategy is to generate demand from all levels in our product supply chain.

We experienced annual compound revenue growth of 18.4% between 2013 and 2015, driven mainly by the continued quartz penetration, the improvement in our product offering and the partnership with IKEA in the United States and Canada. Significant negative exchange rate fluctuations slowed down our growth, primarily during 2015.  From 2013 to 2015, our gross profit margins decreased from 45.5% to 40.1%, adjusted EBITDA margins decreased from 25.7% to 25.2%, and adjusted net income decreased from 17.9% to 16.8% over the same period. We attribute the decrease in margins mainly to significant negative exchange rate fluctuations in both years and the start-up costs and inefficiencies related to the opening of our U.S. manufacturing facility in 2015.

Our strategy is to continue to be a global market leader of surfaces and quartz surface products, in particular. We continue to invest in developing our premium brand worldwide and to further expand our differentiated product offering. We intend to continue to expand our sales network by further penetrating our existing markets as well as entering new markets. We believe that a significant portion of our future growth will come from continued penetration of our U.S. market, particularly with the additional manufacturing capacity in our U.S. facility, which began operations during 2015—as well as from our markets in Australia and Canada. We believe our expansion into new markets that exhibit an existing demand for stone products and stone installation capabilities will contribute to our future growth in the long term. We believe there may be consolidation in the quartz surface industry in the future and to remain competitive in the long term, we will need to grow our business both organically and through the acquisition of third-party distributors, manufacturers and/or raw material suppliers and/or the expansion of our product offering.

Factors impacting our results of operations

We consider the following factors to be important in analyzing our results of operations:

•
Our sales are impacted by home renovation and remodeling and new residential construction, and to a lesser extent, commercial construction. We estimate that approximately 60% of our revenue is related to renovation and remodeling activities in the United States, Australia and Canada, while 25% to 35% is related to new residential construction. Spending in each of these sectors declined significantly in 2008 compared to 2007 in most of the markets in which we operate and, to date, many of these markets, including the United States, Australia, Canada and especially Europe, recovered only to a certain degree. U.S. housing completions recovered, growing 21.7% from 2009 to 2015 but are still 35.7% below 2007 levels (according to the National Association of Home Builders). Home renovation and remodeling spending, however, is estimated to recover by 21.0% from its recent bottom in 2010 and is up only 3.5% from its 2007 level (according to the Joint Center for Housing Studies, Harvard University). In Australia, housing completions recovered completely from their 2008 low and reached a new peak after increasing 13.6% during the first nine months of 2015 compared with the same period in 2014, reversing an aggregate 7.4% decrease between 2010 and 2012 (according to HIA- the Housing Industry Association). Home renovation and remodeling spending in Australia, however, were estimated to grow by 3.9% in 2015 and are still 6.0% below their 2007 level. Housing completions in Canada grew by 7.2% in 2015 but are still 6.9% below 2007 level (according to Statistics Canada). Home renovation and remodeling spending in Canada grew every year consistently since 2007 in an annual range of growth between 2.5% and 5% until 2013. In 2014 growth accelerated to 7.4% and during the first nine months of 2015, spending grew 4.1% compared to the same period in 2014. Despite the global downturn since 2008, prevailing weak economic conditions in Europe and mixed economic conditions in the United States, Australia and Canada as described above, we experienced compound annual revenue growth of 18.2% between 2007 and 2015 through increased penetration of quartz in kitchen countertop applications, market share gains in some of our key markets, and an increase in average selling prices associated with our establishment of new direct distribution channels and the expansion of our differentiated product offering. In 2013, our revenue increased in all regions, with the most significant growth in sales in the United States, growing by over 40% leveraging our increased distribution footprint, the successful introduction of the Supernatural collection, supported by a positive housing market. In 2014, our revenues increased in all regions except Israel. The most significant growth in sales occurred in the United States, where revenues increased by 50.4%, in part due to the continued quartz recognition, the collaboration with IKEA, improved product offerings, and a positive-trending housing market. Significant growth was achieved also in Australia and Canada, which grew 27.4% and 26.2%, respectively, on a constant currency basis. In 2015, our revenues increased by 11.6% with a major negative exchange rate impact. On a constant currency basis our revenue increased by 22.1% and occurred in all regions. The growth was primarily driven by continued demand in the United States, the Company's largest market, with Canada and Australia delivering the highest growth rates on a constant currency basis.

•
Our gross profit margins have decreased from a level of 45.5% in 2013 to 40.1% in 2015, despite a significant improvement in product offering and scale benefits. This margin erosion reflects a major deterioration in foreign exchange rates, start-up costs and inefficiencies related to the introduction of new capacity in Israel and in the United States and the increase in business through IKEA, which carries significantly lower gross margins due to fabrication and installation components, which we provide through third party fabricators.

•
Our operating income margins were 19.3% in 2015, 21.2% in 2014 and 21.3% in 2013. The decrease in 2015 was primarily driven by start-up costs and inefficiencies related to the introduction of new capacity in the United States, our $4.7 million legal settlement and loss contingencies expense mentioned below and negative exchange rates fluctuations. IKEA business, despite having lower gross margin, is in line with our operating income margins.

•
In 2005, we commenced operations with a third manufacturing line at a new manufacturing facility in the Bar-Lev Industrial Park in northern Israel. We subsequently established a fourth production line in 2007 with the addition of a second production line at our Bar-Lev manufacturing facility. The operation of the fifth production line in the Bar-Lev manufacturing facility included two phases and was completed in the second quarter of 2014. The first production line in the new U.S. facility started operations in the second quarter of 2015 and the second production line started operations in the fourth quarter of 2015. Our investments related to the fifth production line at our Bar-Lev manufacturing facility was $25 million and the investment related to the production capacity increase in the United States is estimated to be approximately $130 million.

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

•
We conduct business in multiple countries in North America, South America, Europe, Asia-Pacific, Australia and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S dollar, and to a lesser extent the Australian dollar, the Canadian dollar, the euro and the new Israeli shekel. In 2015, 46.0% of our revenues were denominated in U.S. dollars, 22.1% in Australian dollars, 14.2% in Canadian dollars, 9.8% in euros and 7.9% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and euro, with a smaller portion in the Australian dollars and Canadian dollars. As a result, appreciation of the NIS, and to a lesser extent, the euro relative to the U.S. dollar may unfavorably impact our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward and option contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. As of December 31, 2015, we had outstanding contracts with a notional amount of $187.0 million. These transactions were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was $0.6 million, which is included in current assets and current liabilities, at December 31, 2015. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

Components of statements of income

Revenues

We derive our revenues from sales of quartz surfaces, mostly to fabricators in our direct markets and to third-party distributors in our indirect markets. In the United States, Australia, Canada and Singapore the initial purchasers of our products are primarily fabricators. In Israel, the purchasers are local distributors who in turn sell to fabricators. In the United States, we also sell our products to a small number of sub-distributors, stone resellers as well as to IKEA. We consider Israel to be a direct market due to the warranty we provide to end-consumers, our local fabricator technical instruction programs and our local sales and marketing activities. The purchasers of our products in our other markets are our third-party distributors who in turn sell to sub-distributors and fabricators. Our direct sales accounted for 89.5%, 88.2% and 87.0%, for the years ended December 31, 2015, 2014, and 2013, respectively.

We recognize revenues upon sales to an initial purchaser when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable. Delivery occurs when title is transferred under the applicable international commerce terms, or Incoterms, to the purchaser.

The warranties that we provide vary by market. In our indirect markets, we provide all of our distributors with a limited direct manufacturing defect warranty. In all of our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In Australia, Canada, the United States and Singapore, we provide end-consumers with a limited warranty on our products for interior countertop applications. In Israel, we typically provide end-consumers with a direct limited manufacturing defect warranty on our products. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, which increases our cost of revenues. Historically, warranty claims expenses have been low, accounting for approximately 0.4% of our total goods sold in 2015.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2015		2014		2013
Geographical Region	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD
United States	44.7%	$223,341	41.5%	$185,583	34.6%	$123,399
Australia	22.1	110,290	24.0	107,539	25.2	89,894
Canada	14.2	70,739	12.9	57,898	13.8	49,214
Israel	7.9	39,645	9.2	41,286	11.8	42,024
Europe	4.8	23,949	5.2	23,109	6.4	22,973
Rest of world	6.3	31,551	7.2	31,987	8.2	29,050
Total	100.0%	$499,515	100.0%	$447,402	100.0%	$356,554

Revenues in the United States increased 42.2% in 2013, leveraging continued quartz conversion, successful introduction of our super natural collection, and positive housing trends. Our U.S. revenues increased by 50.4% in 2014, despite a milder housing market improvement, leveraging continued quartz conversion, increased portion of our wider Supernatural collection along with major growth in our business with IKEA, which also includes a significant portion of fabrication and installation component. In 2015, U.S. revenues increased by 20.3%, mainly reflecting a single-digit growth rate in IKEA business, following temporary cancellation of their relevant quarterly promotional events, which generate a significant portion of our sales through IKEA. Growth rate was also affected by a significantly milder U.S. housing market improvement. Revenues in Australia grew by 2.6% in 2015 after a 19.6% growth in 2014. On a constant currency basis, revenues in Australia grew by 24.0% and 27.4% in 2015 and 2014, respectively, leveraging continued quartz penetration, an improved product offering, price increases to partially offset the exchange rate deterioration and healthy housing market. In Canada, we continued our strong growth. Revenues grew 22.2% in 2015, representing a 41.2% increase on a constant-currency basis compared to 17.6% growth, 26.2% on a constant-currency basis in 2014. Growth rate acceleration was primarily driven by IKEA ramp-up.  Revenues in Israel declined by 4.0% and 1.8% in 2015 and 2014, respectively. On a constant-currency basis, revenues recovered to grow 5.3% in 2015 after a decrease by 3.8% in 2014 due to a weak housing market. The rate of revenue growth in Israel is generally less than other regions given the significant and longer standing penetration of quartz and our large countertop market share. Revenues in Europe grew by 3.6% and 0.6% in 2015 and 2014, respectively. However, on a constant-currency basis, growth in 2015 was 23.6% compared to 0.8% in 2014. Despite this growth, revenues in Europe are still 26.7% below 2007 record, reflecting challenging macroeconomic conditions in Europe, that have not fully recovered. Our revenues for the rest of the world declined by 1.4% in 2015 and increased by 10.1% in 2014. On a constant-currency-basis, growth was 13.9% and 10.4% in 2015 and 2014, respectively.

We did not have any customer in 2015, 2014 and 2013 that accounted for more than 10% of our revenues.

Some of our initial engagements with distributors are pursuant to an agreement or terms of sale, as applicable, granting that distributor one year of exclusivity in consideration for meeting minimum sales targets. After the initial one-year period, we may enter into a distribution agreement for a multi-year period. However, in the majority of cases, we continue to operate on the basis of an agreement or terms of sale, or without any operative agreement. Some distributors operate on nonexclusive terms of sale agreements or entirely without agreements but rather on a purchase order basis. In all cases, we only supply our products to distributors upon the receipt of a purchase order from the distributor.

Cost of revenues and gross profit margin

Approximately 43% of our cost of revenues is raw material costs. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities.  Our raw materials costs are also impacted by changes in foreign exchange rates. Our principal raw materials, quartz and polyester, jointly accounted for approximately 71% of our total raw material cost in 2015. The balance of our cost of revenues consists primarily of manufacturing costs and related overhead. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the case of our indirect distribution channels, we bear the cost of delivery to the Israeli seaport and our distributors bear the cost of delivery from the seaport to their warehouses.

One of our principal raw materials, quartz, is acquired from quartz manufacturers primarily in Turkey, India, Portugal and Israel. Our products incorporate a number of types of quartz, including quartzite, quartz and other dry minerals. In 2015, approximately 71% of our total quartz was from four suppliers in Turkey, with the major part acquired from Mikroman (which accounted for approximately 41% of total import from Turkey, and approximately 29% of our total quartz in 2015) and Polat (which accounted for approximately 36% of total import from Turkey and approximately 25% of our total quartz in 2015). Our current supply arrangement with Mikroman is memorialized in an unsigned draft letter agreement which is being finalized as of the date of this report, while our arrangement with Polat is set forth in a letter agreement We typically transact business with our other suppliers on an annual framework agreement basis, under which we execute purchase order from time to time.

Prior to the manufacturing process, boulder quartz and processed crushed quartz must be processed into finer grades of fractions, granules and powder. Until January 2012, we received quartz processing services from our quartz suppliers and from Microgil, a third-party processor in Israel, although our quartz suppliers now exclusively perform this service for us. Quartz accounted for approximately 35% of our raw materials cost in 2015. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. In 2011 and 2012, our cost of quartz was relatively stable. From 2013 to 2015, we  experienced selective price increases from our Turkish quartz suppliers, such that the average cost of quartz supplied to our facilities in Israel increased by approximately 3% and 4% in 2013 and 2014, respectively, and decreased by approximately 1.5% in 2015. This latest reduction was related to an approximately 16% devaluation of the euro compared to the U.S. dollar in 2015 on an annual average basis, which affected the cost of purchasing quartz from non-Turkish European suppliers. Quartz imported for our U.S. manufacturing facility involves higher transportation costs, therefore our total average quartz costs increased by approximately 1.3% in 2015. Any future increases in quartz costs may adversely impact our margins and net income.

We acquire polyester on a purchase order basis with several suppliers outside of Israel based on our projected needs for the subsequent one to three months. Given the significance of polyester costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in their prices, which generally correlate with oil prices. In 2010, average polyester cost increased by approximately 9%, despite an approximately 20% increase of the cost denominated in euro, given a stronger NIS (our functional currency during this period) compared to the euro. In 2011, there was a further increase of approximately 12%, both in NIS and in euro. During 2012 through 2014, average polyester costs stabilized with up to 2% deviations in euro and up to 5% in U.S. dollar (our reporting currency since July 1, 2012). In 2015, average polyester costs decreased by approximately 27%, of which approximately 12% was due to a change in our costs denominated in euros, and the rest related to an approximately 16% weakening of the euro compared to the U.S. dollar on an average annual basis. Any future increases in polyester costs may adversely impact our margins and net income.

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

The Israeli law under which OCS grants were made requires royalty payments and limited our ability to manufacture products, or transfer technologies developed using these grants outside of Israel. If we were to seek approval to manufacture products, or transfer technologies developed using these grants, outside of Israel, we could be subject to additional royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal charges. We believe the ongoing construction of a new production facility in the United States will not subject us to any royalty payment obligations or require us to refund any grants because our OCS grants financed our development of a product that has not been commercialized yet and are not planned to be manufactured at the U.S. production facility. In addition, based on OCS statements, we believe that our OCS funding is exempted from royalty payment obligations. Our development project operated under the OCS funding arrangement began in August 2009. During the period between August 2009 and March 2013, we recognized OCS funding of $0.7 million.

Marketing and selling

Marketing and selling expenses consist primarily of compensation and associated costs for personnel engaged in sales, marketing, distribution and advertising and promotional expenses. As we had invested significantly in 2011 and 2012 in building our acquired direct distribution channels in the U.S. and Canadian markets, marketing and selling expenses in general, and advertising expenses in particular, increased in both absolute and percentage terms in both years, when we increase the number of sales and marketing professionals and expand our marketing activities. In 2013, 2014 and 2015, our absolute spending increased but decreased as a percentage of revenues.

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

We expect our general and administrative expenses to increase in absolute dollars as we continue to increase our direct distribution operations in the United States and Canada, incur additional costs related to the growth of our business,  expand our a production facility in the United States, generate expenses related to maintaining and improving further our ERP system and incur legal expenses associated with our open lawsuits.

Legal settlements and loss contingencies, net

Legal settlements and loss contingencies, net were first recorded in 2015 and consist of expenses related to settlements expenses and estimated exposure not covered by the Company's insurance applicable to individual silicosis claims.

Finance expenses, net

Finance expenses, net, consist primarily of, bank and credit card fees, borrowing costs, losses on derivative instruments and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. Our bank interest expenses have decreased since 2011 as we paid our commercial debt, while our bank charges and credit card fees increased due to our increased business volume. Interest income increased as we accumulated cash generated by our March 2012 IPO and on-going cash flow and decreased in 2015 and 2014 given our reduced deposit balances, our increased capital expenditures and the 2014 and 2013 dividend payouts. However, the main reason for the year-over-year reduction in finance expenses between 2013 and 2014 was higher net income related to the impact of exchange rates on our derivatives and net monetary assets and liabilities re-valuation, given that unfavorable exchange rate fluctuations were higher in 2014 than in 2013. In 2015, net gains related to exchange rate fluctuation were similar to 2014 and the increase in finance expenses, net, were mostly related to the increase of our business volume and lower interest income.

Corporate taxes

As we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 14.8% in 2015, 14.6% in 2014 and 13.8% in 2013.

The standard corporate tax rate for Israeli companies was 25% in 2012 and 2013, increased to 26.5% in 2014 and 2015, and reduced back to 25% in 2016 onward. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective country of organization.

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

Because of our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position. We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors affecting our tax liability, particularly our transfer pricing policy. Accordingly, we estimate that our effective tax rate will increase to a range between 16% and 20% of our income before income tax in 2016 increasing further in 2017, when we expect to conduct significant manufacturing operations in the United States. In the long-term, we anticipate that our effective tax rate will further increase as the portion of our income attributed to the United States manufacturing and to the distribution subsidiaries grows. We cannot provide any assurance that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate may be higher than our estimate.

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

Other factors impacting our results of operations

Payment of compensation and grant of options upon the pricing of the IPO

Following the IPO in March 2012, we granted certain of our key employees, including our executive officers, options to purchase 1,505,200 ordinary shares with an exercise price equal to the IPO price per share of $11.00 and additional options to purchase 40,000 ordinary shares with an exercise price of $15.84. During 2015 we granted options to purchase 360,000 of our ordinary shares to our CEO vesting through December 31, 2018 and with an exercise price of $41.37, and options to purchase 424,000 of our ordinary shares to certain other employees vesting through April 1, 2020 and with an average exercise price of $34.99. In addition, during 2015 we granted also 55,100 RSUs to certain other employees with a weighted average fair value of $35.04 and vesting through April 1, 2020. We recorded share-based compensation expenses related to the above grants of $2.6 million in 2015, $1.2 million in 2014, $2.5 million in 2013 and will record $9.7 million over a weighted average period of 1.4 years.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, Kibbutz Sdot-Yam, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by Kibbutz Sdot-Yam, we paid to the Kibbutz an aggregate of $11.1 million in 2015, $12.2 million in 2014, and $10.8 million in 2013 (excluding VAT). The decrease in the amount paid in 2015 compared to 2014 is mainly as a result of exchange rate differences.

Certain of our prior agreements with Kibbutz Sdot-Yam were terminated in March 2012 and, other than with respect to our former management services agreement, which was not renewed, a new set of agreements became effective in March 2012. The new agreements provide for similar services to those that were previously provided to us by Kibbutz Sdot-Yam, except that following the closing of our IPO as disclosed in “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback”, we agreed to Kibbutz Sdot-Yam acquiring from us our rights in the lands and facilities of the Bar-Lev Industrial Center, (the “Bar-Lev Grounds”) in consideration for NIS 43.7 million ($10.9 million). Following the completion of the transfer in September 2012, Kibbutz Sdot-Yam agreed to permit us to use the Bar-Lev Grounds for a period of ten years thereafter. Our right to use the Bar-Lev Grounds will be automatically renewed unless we give two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million ($1.2 million) to be linked to increases in the Israeli consumer price index, which may be updated by an appraiser. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Interest expense related to this agreement was $0.6 million in 2015.

Comparison of period-to-period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2015		2014		2013
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$499,515	100.0%	$447,402	100.0%	$356,554	100.0%
Cost of revenues	299,290	59.9	257,751	57.6	194,436	54.5
Gross profit	200,225	40.1	189,651	42.4	162,118	45.5
Operating expenses:
Research and development, net	3,052	0.6	2,628	0.6	2,002	0.6
Marketing and selling	59,521	11.9	55,870	12.5	51,209	14.4
General and administrative	36,612	7.3	36,111	8.1	32,904	9.2
Legal settlements and loss contingencies, net	4,654	0.9	-	-	-	-
Total operating expenses	103,839	20.8	94,609	21.2	86,115	24.2
Operating income	96,386	19.3	95,042	21.2	76,003	21.3
Finance expenses, net	3,085	0.6	1,045	0.2	1,314	0.4
Income before taxes on income	93,301	18.7	93,997	21.0	74,689	20.9
Taxes on income	13,843	2.8	13,738	3.1	10,336	2.9
Net income	$79,458	15.9%	$80,259	17.9%	$64,353	18.0%
Net income attributable to non-controlling interest	1,692	0.3	1,820	0.4	1,009	0.2
Net income attributable to controlling interest	$77,766	15.6%	$78,439	17.5%	$63,344	17.8%

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues

Revenues increased by $52.1 million, or 11.6%, to $499.5 million in 2015 from $447.4 million in 2014. The increase in revenues resulted from an approximate 15% increase in volume of sales, most notably in Canada, the United States and Europe along with increased average selling prices and growth in the business from IKEA, mainly in Canada. Higher average selling prices were attributable to the introduction of new differentiated products, including the new Calacatta and Statuario designs, increased portion of the Supernatural collection, and selective regional price increases. These factors were partially offset by unfavorable exchange rates, primarily related to the weakening of the Australian and the Canadian dollar against the U.S. dollar. On a constant currency basis, revenues grew by $99.0 million in 2015, a 22.1% growth compared to 2014. Our revenues on a constant currency basis showed double-digit growth in all regions except Israel, our most mature market, which grew 5.3%.  The growth was primarily driven by continued demand in the United States, the Company's largest market, which grew by 20.3%. Canada and Australia delivered the highest growth rates on a constant currency basis, growing 41.2% and 24.0%. Growth in Canada was primarily driven by our collaboration with IKEA, continued quartz penetration and improved product offerings. Growth in Australia leveraged continued quartz penetration, improved product offering, price increases to partially offset erosion of the Australian dollar, and a positive-trending housing market.

Cost of revenues and gross profit margins

Cost of revenues increased by $41.5 million, or 16.1%, to $299.3 million in 2015 from $257.8 million in 2014, primarily due to increased sales volumes.  Other notable drivers were start-up costs associated with the new manufacturing facility in Richmond-Hill and, to a lesser extent, the IKEA installation and fabrication component. Also contributing to the increased cost of revenues were the elevated production levels of our differentiated Supernatural collection, which, despite incurring a premium in price from consumers and higher margins, carries higher manufacturing costs. Increase in cost of revenues was partially offset by the weakening of all currencies against the U.S. dollar and the reduced cost of polyester.

Gross margin decreased by 230 basis points in 2015. The margin decrease was driven primarily by start-up costs and inefficiencies related to the ramp-up of our production lines in the U.S. manufacturing facility and a negative exchange rate impact. These factors were partially offset by higher average selling prices related to differentiated product mix and reduced raw material costs.

Operating expenses

Research and development, net. Research and development expenses increased by $0.4 million, or 16.1%, to $3.1 million in 2015 from $2.6 million in 2014. The increase was mainly driven by accelerated development activities.

Marketing and selling. Marketing and selling expenses increased by $3.7 million, or 6.5%, to $59.5 million in 2015 from $55.9 million in 2014. This increase resulted primarily from major advertising and promotional activities in 2015, most notably in the United States, offset by lower expenses of our marketing and selling activities in Australia and Canada related to exchange rates erosion of the Australian and Canadian dollar.

General and administrative. General and administrative expenses increased by $0.5 million, or 1.4%, to $36.6 million in 2015 from $36.1 million in 2014. This increase was driven primarily by general and administrative costs related to our new U.S. manufacturing facility and to new share-based compensation programs commenced during 2015. These increases were partially offset by decrease in the subsidiaries expenses, mainly due to exchange rates fluctuations.

Legal settlements and loss contingencies, net. Legal settlements and loss contingencies, recorded initially in 2015, amounted to an expense of $4.7 million. This amount comprised of settlements and estimated exposure related to  our individual silicosis claims, partially offset by insurance receivables in connection with the same claims.

Finance expenses, net

Finance expenses, net increased by $2.0 million, or 195.2%, to $3.1 million in 2015 from $1.0 million in 2014. This increase was mostly related to the increase of our business volume and lower interest income.

Taxes on income

Taxes on income increased by $0.1 million to $13.8 million in 2015 from $13.7 million in 2014. The effective tax rate increased slightly from 14.6% of income before taxes in 2014 to 14.8% in 2015 reflecting higher portion of the North American business offset by lower effective tax rate in the Israeli subsidiary due to income allocation between production facilities. The commencement of production in the U.S. did not have an impact on the effective tax rates in 2015 given its low utilization during 2015.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by $0.1 million from $1.8 million in 2014 to $1.7 million in 2015. This decrease was due to a 13.4% weakening of the Canadian dollar relative to the U.S. dollar on an annual average basis, which eroded the income generated by Caesarstone Canada Inc. in 2015 compared to 2014 despite its revenue growth.

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

Quarterly results of operations and seasonality

The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from January 1, 2014 to December 31, 2015. We also present reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
	Dec. 31, 2015	Sept. 30, 2015	June 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014
	(in thousands)
Consolidated Income Statement Data:
Revenues:	$127,361	$136,816	$127,527	$107,811	$113,640	$123,284	$116,064	$94,414
Revenues as a percentage of annual revenue	25.5%	27.4%	25.5%	21.6%	25.4%	27.6%	25.9%	21.1%
Gross profit	$48,218	$54,087	$52,606	$45,314	$48,916	$53,926	$47,622	$39,187
Operating income	22,643	24,718	28,280	20,745	22,990	31,228	23,557	17,267
Net income	19,392	20,419	23,265	16,382	20,591	27,419	18,776	13,473
Other financial data:
Adjusted EBIDTA	$30,432	$36,212	$33,511	$25,514	$28,126	$35,937	$30,361	$22,130
Adjusted EBIDTA as a percentage of annual adjusted EBIDTA	24.2%	28.8%	26.7%	20.3%	24.1%	30.8%	26.1%	19.0%
Adjusted net income attributable to controlling interest	$19,689	$24,404	$23,154	$16,437	$21,023	$26,968	$20,708	$13,800
Adjusted net income attributable to controlling interest as a percentage of annual adjusted net income	23.5%	29.2%	27.7%	19.6%	25.5%	32.7%	25.1%	16.7%

	Three months ended
	Dec. 31, 2015	Sept. 30, 2015	June 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014
	(as a % of revenue)
Consolidated Income Statement Data:
Revenues:	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	37.9	39.5	41.3	42.0	43.0	43.7	41.0	41.5
Operating income	17.8	18.1	22.2	19.2	20.2	25.3	20.3	18.3
Net income	15.2	14.9	18.2	15.2	18.0	21.5	15.7	14.1

	Three months ended
	Dec. 31, 2015	Sept. 30, 2015	June 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014
	(in thousands of U.S. dollars)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$19,392	$20,419	$23,265	$16,382	$20,591	$27,419	$18,776	$13,473
Finance expenses (income), net	688	106	399	1,892	(911)	(1,029)	1,420	1,565
Taxes on income	2,563	4,193	4,616	2,471	3,310	4,838	3,361	2,229
Depreciation and amortization	6,706	6,030	4,917	4,681	4,436	4,196	4,299	4,245
Legal settlements and loss contingencies (a)	(64)	4,719	—	—	—	—	—	—
Excess cost of acquired inventory(b)	—	—	—	—	—	123	108	—
Share-based compensation expense (c)	1,147	745	314	88	700	524	801	618
Follow-on expense(d)	—	—	—	—	—	—	657	—

Taxable employees fringe benefits settlement (e)	—	—	—	—	—	—	939	—
Settlement with the tax authorities (f)	—	—	—	—	—	(134)	—	—
Adjusted EBITDA	$30,432	$36,212	$33,511	$25,514	$28,126	$35,937	$30,361	$22,130

(a)	Consists of legal settlements expenses and loss contingencies, net, related to individual silicosis claims.
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

(c)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company. In addition, it includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

(d)	Follow-on offering expenses consist of direct expenses related to a follow-on offering that closed in June 2014.
(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the Israel National Insurance Institute.
(f)	Relates to a refund of Israeli VAT associated with a bad debt from 2007.

	Three months ended
	Dec. 31, 2015	Sept. 30, 2015	June 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014
	(in thousands of U.S. dollars)
Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$18,710	$19,806	$22,889	$16,361	$20,415	$26,545	$18,206	$13,270
Legal settlements and loss contingencies (a)	(64)	4,719
Excess of acquired inventory(b)	—	—	—	—	—	123	108	—
Share-based compensation expense(c)	1,147	745	314	88	700	524	801	618
Follow-on expenses(d)	—	—	—	—	—	—	657	—
Provision for employees fringe benefits(e)	—	—	—	—	—	—	939	—
Settlement with the tax authorities(f)	—	—	—	—		(134)	—	—
Tax adjustment(g)	—	—	—	—	—	—	342	—
Total adjustments before tax	1,083	5,464	314	88	700	513	2,847	618
Less tax on above adjustments	103	866	49	12	95	90	345	88
Total adjustments after tax	979	4,598	265	76	605	423	2,502	530
Adjusted net income attributable to controlling interest	19,689	24,404	23,154	16,437	21,020	26,968	20,708	13,800
Adjusted diluted EPS	$0.55	$0.69	$0.65	$0.46	$0.59	$0.76	$0.58	$0.39

(a)	Consists of legal settlements expenses and loss contingencies, net, related to individual silicosis claims.
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

(c)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company. In addition, it includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

(d)	Follow-on offering expenses consist of direct expenses related to a follow-on offering that closed in June 2014.
(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the Israeli National Insurance Institute.
(f)	Relates to a refund of Israeli VAT associated with a bad debt from 2007.
(g)	Relates to an adjustment in taxes as a result of a tax settlement we reached with Israeli tax authorities.

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

We expect that seasonal factors will have a greater impact on our revenue, adjusted EBITDA and adjusted net income attributable to controlling interest in the future as we continue to increase direct distribution as a percentage of our total revenues in the future. This is because we generate higher average selling prices in the markets in which we have direct distribution channels and, therefore, our revenues are more greatly impacted by changes in demand in these markets. At the same time, our fixed costs have also increased as a result of our larger portion of direct distribution and, therefore, the impact of seasonal fluctuations on our revenues on our profit margins, adjusted EBITDA and adjusted net income will likely be magnified in future periods.

In 2015, sales volume increased by 13.7% from the first quarter to the second quarter and by 9.4% from the second quarter to the third quarter. 2015 fourth quarter volume was 4.6% below that of the third quarter. In 2014, sales volume increased by 15.3% from the first quarter to the second quarter and by 4.1% from the second quarter to the third quarter. 2014 fourth quarter volume was 5.4% below that of the third quarter, despite seasonality, due to our ability to fully close on pent-up delivery backlog, which was created in connection with the change of our ERP system. We expect that in the future our adjusted EBITDA and adjusted net income attributable to controlling interest will correlate with sales volume and will be highest in the third quarter and lowest in the first quarter, as indicated by the quarterly results for 2015 and 2014, shown above.

Application of critical accounting policies and estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2015, 2014 and 2013, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

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

Allowance for doubtful accounts

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was$1.2 million, $2.2 million and $1.9 million as of December 31, 2015, 2014 and 2013, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and of raw materials. Inventories are valued at the lower of cost or market, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method which approximates actual cost on a weighted average basis. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and aging. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories and market prices lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $9.0 million, $7.7 million and $6.3 million as of December 31, 2015, 2014 and 2013, respectively. In the second quarter of 2013, following the implementation of a new ERP system, we refined our method of finished goods costing based on the ERP system's ability to create in enhanced and refined bill of materials for each stock keeping unit. This resulted in more accurate value for each finish goods or work-in-process product held in inventory. The refinement provided by the new system gave us a more complete matching of inventory costs incurred with cost of revenues. This refinement resulted in 2013, in a change of estimate for the value of inventory amounted to $3.5 million reducing our cost of revenues in the same amount.

Goodwill and other long-lived assets

The purchase price of an acquired business is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

At December 31, 2015, our goodwill totaled $35.8 million and our identifiable intangible assets, net totaled $6.9 million. We assess the impairment of goodwill of our reporting unit annually during the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that, the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit's carrying value is compared to its fair value.  We have only one reporting unit because all our components have similar economic characteristic, and we determine its fair value based on our market capitalization.

As of December 31, 2015, 2014 and 2013, no impairment losses had been identified.

We also evaluate the carrying value of all long-lived assets, such as property and equipment and intangibles, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We will record an impairment loss when the carrying value of the underlying asset group exceeds its estimated fair value. In determining whether long-lived assets are recoverable, our estimate of undiscounted future cash flows over the estimated life of an asset is based upon our experience, historical operations of the asset, an estimate of future asset profitability and economic conditions. The future estimates of asset profitability and economic conditions require estimating such factors as sales growth, inflation and the overall economics of the countertop industry. Our estimates are subject to variability as future results can be difficult to predict. If a long-lived asset is found to be non-recoverable, we record an impairment charge equal to the difference between the asset’s carrying value and fair value. As of December 31, 2015, 2014 and 2013, no impairment losses had been identified.

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

Accounting for contingencies

We are involved in various product liability, commercial, environmental claims and other legal proceedings that arise from time to time in the course of business. We record accruals for these types of contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable. When accruing these costs, we will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. We record anticipated recoveries under the applicable insurance policies, in the amounts that are covered and we believe their collectability is probable. Legal costs are expensed as incurred.

We review the adequacy of the accruals on a periodic basis and may determine to alter our reserves at any time in the future if we believe it would be appropriate to do so. As such, accruals are based on management’s judgment as to the probability of losses and, where applicable, accruals may materially differ from settlements or other agreements made with regards to such contingencies.

See Note 10 to our financial statements included elsewhere in this annual report and “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for further information regarding legal matters.

Income taxes

We account for income taxes in accordance with ASC 740, “Income Taxes”, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the financial reporting and tax basis of recorded assets and liabilities. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have recorded a valuation allowance to reduce our subsidiaries’ deferred tax assets to the amount that we believe is more likely than not to be realized. Our assumptions regarding future realization may change due to future operating performance and other factors.

ASC 740 requires that companies recognize in their consolidated financial statements the impact of a tax position if that position is not more likely than not of being sustained on audit based on the technical merits of the position. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. We accrue interest and penalties related to unrecognized tax benefits in our tax expenses.

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

We file income tax returns in Australia, Canada, Israel, Singapore and the United States. The Israeli tax authorities audited our income tax returns for the fiscal years leading up to and including 2011. We are currently being examined by the Israel tax authorities for income tax returns filed for the fiscal years 2012 and 2013 and may be further subject to examination for any subsequent years. Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

Share-based compensation

We measure and recognize stock-based compensation expense based on the fair value measurement for all share-based payment awards made to our employees, including employee stock options and restricted stock awards (RSUs), over the service period for awards expected to vest. Stock-based compensation expense associated with employee stock options in 2015, 2014, and 2013 was $2.6 million, $1.2 million and $2.5 million, respectively.

Under ASC 718, we estimate the value of employee stock options as of date of grant using a Black & Scholes-based option valuation model. The determination of fair value of stock option awards on the date of grant is affected by several factors including our stock price, our stock price volatility, the risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from the amounts that we have recorded in the past. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. The RSUs are measured at the grant date based on the market value of our common stock. See Note 2u to the financial statements included elsewhere in this report.

Phantom share-based payment

We have made share-based awards in the past that are considered liability awards and have required the measurement and recognition of compensation expense based on estimates of fair values in accordance with ASC 718. We determined the fair value of each award at the end of each fiscal quarter and recognized any change in value in our income statement. The determination of the fair value of these awards requires the use of subjective assumptions based on the binominal option pricing model.

During 2014, we granted several of our employees a right to a bonus payment based on an increase in our ordinary share value (the “phantom award”) under which the employees are entitled to receive in cash or shares, in our discretion, the difference between exercise price, subject to adjustments for dividend distributions made until the actual payment of the bonus and the value of our ordinary shares with such bonus right vesting over a four-year period on an annual basis.

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

See Note 2u to the financial statements included elsewhere in this report.

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

Capital resources have primarily consisted of cash flows from operations, cash generated from the March 2012 IPO, proceeds from the land purchase agreement and leaseback in connection with our Bar Lev facility and borrowings under our credit facilities. Our working capital requirements are affected by several factors, including demand for our products, raw material costs and shipping costs.

Our inventory strategy is to maintain sufficient inventory levels to meet anticipated customer demand for our products. Our inventory is significantly impacted by sales in the United States, Australia and Canada, our largest markets, due to the 40-60 days required to ship our products to these locations from Israel. We continue to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process.

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

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	As of December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$85,661	$76,024	$75,670
Net cash used in investing activities	(65,736)	(27,726)	(54,077)
Net cash provided by (used in) financing activities	2,149	(26,671)	(26,424)

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

Cash provided by operating activities increased by $9.6 million in 2015 compared to 2014, despite a slight decrease of $0.8 million in net income, mainly as a result of an inventory increase of $15.3 million during 2015 compared to $22.3 million during 2014 and non cash expenses in connection with our provision for settled claims and loss contingencies. Cash provided by operating activities increased by $0.4 million in 2014 compared to 2013, despite growth of $15.9 million in net income, mainly as a result of an inventory increase of $22.3 million during 2014 compared to $7.3 million in 2013.

Cash used in investing activities

In 2015, 2014 and 2013, our capital expenditures in cash totaled $76.5 million, $86.4 million, and $27.4 million, respectively. Capital expenditures from 2015 and 2014 related primarily to our capacity expansion projects, with the majority invested in the new U.S. production facility and a much smaller portion in 2014 going toward the completion of the fifth production line at our Bar-Lev facility in Israel. Capital expenditures in 2013 included $14.9 million for the construction of the fifth line in Bar-Lev and $3.6 million for the construction of the new manufacturing facility in the United States. Net cash used in investing activities for the years ended December 31, 2015, 2014 and 2013 were $65.7 million, $27.7 million, and $54.1 million, respectively. In 2015, our cash used in investing activities was $65.7 million, consisting principally of $76.5 million of capital expenditures offset by $10.7 million of bank deposits converted to cash. In 2014, our cash used in investing activities was $27.7 million, consisting principally of $86.4 million of capital expenditures offset by $58.0 million of bank deposits converted to cash. In 2013, our cash used in investing activities was $54.1 million, consisting primarily of $26.3 million of cash converted to bank deposits and $27.4 million of capital expenditures.

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

Cash provided by (used in) financing activities

Net cash used in financing activities for 2015 was $2.1 million, which included a $3.2 million of bank credit increase offset by $1.1 million of repayment of a financing leaseback arrangement related to our Bar-Lev facility, as described in “—Land purchase agreement and leaseback". Net cash used in financing activities for 2014 was $26.7 million, which included a $20.0 million dividend to our shareholders in December 2014, $5.5 million of net loan repayments and $1.2 million of repayment of a financing leaseback arrangement related to our Bar-Lev facility Net cash used in financing activities for 2013 was $26.5 million, which included a $20.1 million dividend to our shareholders in December 2013, $5.2 million of net loan repayments and $1.1 million of repayment of a financing leaseback related to the Bar-Lev transaction.

Credit facilities

As of December 31, 2015, we had debt from commercial banks in the total amount of $3.2 million. Our long-term debt consists only of financing the lease-back related to the Bar-Lev sale and lease-back transaction with the Kibbutz. We also received a loan on January 17, 2011, in the amount of CAD 4.0 million ($4.1 million) to Caesarstone Canada Inc. by its shareholders, Ciot and us, on a pro rata basis. The loan bears an interest rate until repayment at a per annum rate equal to the Bank of Canada’s prime business rate plus 0.25%, with the interest accrued on the loan paid on a quarterly basis. The loan balance as of December 31, 2015 was $1.3 million (reflects the portion of the loan received from Ciot), which was included in related party and other loan line item.

As of December 31, 2015, we had short-term credit lines with total availability of $11.8 million, consisting of $0.2 million from Israeli banks, none of which were utilized, and $11.6 million from Canadian banks, out of which $3.2 million were utilized. Our revolving credit lines from Israeli banks and Canadian banks are subject to annual renewal.

Our credit facilities and services provided by banks in Israel are secured with a “Negative floating pledge,” whereby we committed not to pledge or charge and not to undertake to pledge or charge our general floating assets.

Capital expenditures

Our capital expenditures have included the expansion of our manufacturing capacity and capabilities, and investment and improvements in our information technology systems. In 2015, 2014, and 2013, our capital expenditures were $76.5 million, $86.4 million, and $27.4 million, respectively. We anticipate that we will continue to invest in capacity expansions in the next few years. Our investments related to the new U.S. manufacturing facility with its first two production lines is estimated to be approximately $130 million, substantially all of which was invested through December 31, 2015. Both lines became operational during 2015. After completion of first phase implementation of a new global ERP system in Israel and Canada in 2013, we completed in 2014 the roll-out of the ERP system in the United States and Australia. The total investment in the new ERP system was $2.9 million.

Land purchase agreement and leaseback

Pursuant to a land purchase agreement entered into on March 31, 2011, which became effective upon our IPO, Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev Industrial Park in consideration for NIS 43.7 million (approximately $10.9 million). The carrying value of the Bar-Lev land at the time of closing this transaction was NIS 39.0 million (approximately $9.9 million).  The land purchase agreement was executed simultaneously with the execution of a land use agreement.

Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev land  for a period of ten years commencing on September 2012, that will be automatically renewed, unless we give two years’ prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million (approximately $1.1 million) to be linked to increases in the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

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

C.	Research and Development, Patents and Licenses

Our research and development department is located in Israel and is comprised of 14 employees with extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. A small portion of our research and development efforts had benefited from grants from the OCS in the Israeli Ministry of Economy and Industry. OCS program ended during 2013. In 2015, research and development costs accounted for approximately 0.6% of our total revenues.

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

Research and development expenses, net , were $3.1 million, $2.6 million and $2.0 million in 2015, 2014 and 2013, respectively.

For a description of our research and development policies, see “ITEM 4.B: Information on Caesarstone—Business Overview—Research and development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.             Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2015 are summarized in the following table:

	2016	2017	2018	2019	2020	2021 and thereafter	Other	Total (unaudited)
	(in thousands of U.S. dollars)
Sale-leaseback	$1,080	$1,080	$1,080	$1,080	$1,080	$1,804	—	$7,204
Operating lease obligations	11,995	10,618	8,960	7,513	5,537	$44,462	—	89,085
Purchase obligations(1)	3,808	—	—	—	—	—	—	3,808
Accrued severance pay, net(2)	—	—	—	—	—	—	1,013	1,013
Total	$16,883	$11,698	$10,040	$8,593	$6,617	$44,574	$2,455	$100,860

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

(3)
Uncertain income tax positions under ASC 740 (formerly FIN 48) guidelines for accounting for uncertain tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amounts or timing of settlement. See Note 11 to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers, their ages and positions as of February 24, 2016, are as follows:

Name	Age	Position
Officers
Yosef Shiran	53	Chief Executive Officer
Yair Averbuch	55	Chief Financial Officer
David Cullen	56	Managing Director, Caesarstone Australia
Daniel Clifford	58	President, Caesarstone USA
Giora Wegman	64	Deputy Chief Executive Officer
Michal Baumwald Oron	42	Vice President, Business Development and General Counsel
Eli Feiglin	48	Vice President, Marketing
Shmuel Moran	61	Vice President, Operations
Erez Margalit	48	Vice President, Research and Development
Lilach Gilboa	43	Vice President, Human Resources

Directors
Yonathan Melamed(4)	72	Chairman
Ron Kaplan(4)	64	Director
Moshe Ronen(2)(3)(4)	65	Director
Shachar Degani	49	Director
Irit Ben-Dov (1)(2)(3)(4)(5)	45	Director
Ofer Borovsky (1)(2)(3)(4)(5)	61	Director
Ofer Tsimchi(1)(4)	56	Director
Amit Ben Zvi	63	Director
Amihai Beer	35	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating committee.
(4)	Independent under the Nasdaq rules.
(5)	External director under the Israeli Companies Law.

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

Daniel Clifford has served as our President, Caesarstone USA since February 2016. Mr. Clifford previously served as President, Caesarstone Canada from January 2015 to February 2016. Prior to joining us, Mr. Clifford served as President and Chief Executive Officer of the Vermont Castings Group from March 2010 to July 2013, and as Group President and Chief Commercial Officer for Rexnord Industries from 2004 to 2008. Previously, Mr. Clifford was the President and Chief Executive Officer of the Eureka Company from 2002 to 2004 and held several management positions with Whirlpool Corporation, including VP Sales and Marketing, North America, VP Global Brand Marketing and VP and General Manager, Whirlpool Canada. Mr. Clifford holds an honours degree in Social Sciences from McMaster University in Ontario, Canada.

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

Shmuel Moran has served as our Vice President of Operations since January 1, 2016. Mr. Moran served as our Special Projects Manager from December 1, 2014 to December 31, 2015. Prior to joining us, Mr. Moran served as General Manager and Corporate VP for IMI Israel (Israeli Military Industries Ltd.), from October 2009 to November 2014. Mr. Moran holds a B.Sc. in Electronics and an M.B.A. from Tel Aviv University.

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

Directors

Yonathan Melamed has served as Chairman of the Board of Directors since December 2015. From August 2008, Mr. Melamed served as a director on our Board. Mr. Melamed has served as Chairman of Rahan Meristem 1998 Ltd. since 2004; Miluot Ltd., The Gulf Settlements (1993) Buying Organization Ltd. and Golan Plastic Ltd. since 2006; and Bio-Bee Sde Eliyahu Ltd. since 2010. Mr. Melamed has also served as a director of Assive Ltd. since 2006 and Sde Eliyahu Spices, Nahsholim Vacations at Dor Beach, Agriculture Nahsholim Agricultural Cooperative Society Ltd. and Tefen Plastic Products Manufacturing & Marketing 1990 Ltd. since 2010; and Tamar Hamakim Ltd. and Cabiran  (1991) Ltd. since 2013. From 2004 to 2011, Mr. Melamed served as Chairman of the Kibbutz Industry Association and also as Chairman of Plastive Packaging Products Ltd. (Yakum). From 2006 to 2011, Mr. Melamed served as director of Toam Import and Expot Ltd., and from 2006 to 2010, as Chairman of Arkal Filtration Systems. Mr. Melamed also served as Chairman of Polyon Barkai Industries (1993) Ltd. from 2009 to 2012, Gvat Agriculture and Business Cooperative Society Ltd. from 2006 to 2008, Chairman of Bashan Radiators Ltd. from 2000 to 2008 and Chairman of Mapal Plastic Products (Mavo Hama) from 2000 to 2007. Mr. Melamed holds a Practical Engineering degree in Electronic Engineering from the Israeli Institute of Technology in Haifa.

Moshe Ronen has served as a director since February 2004. From August 2015, Mr. Ronen served as a director of Arad Ltd. (traded on the Tel Aviv Stock Exchange). From February 1992 to March 1999, Mr. Ronen served as Chief Executive Officer of Golden Channels Ltd. From September 2000 to October 2005, Mr. Ronen served as Chief Executive Officer of Golden Pages Ltd. From June 2004 to November 2013, Mr. Ronen served as a director of Knafaim Holding Limited, an Israel-based tourism and air aviation services company, traded on the Tel Aviv Stock Exchange. From January 2013 to January 2015, Mr. Ronen has served as a member of the board of governors and management committee of The Wingate Institute, an Israeli national center for physical education and sport. Mr. Ronen holds a B.Sc. in Mathematics, Statistics and Complementary Studies from the Hebrew University, Israel, and a B.A. in Psychology from the Open University, Israel.

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

Amihai Beer has served as our director since December 2014.  He has served as a director of Nice-Vend Ltd. since 2011. Mr. Beer has been an associate at AYR Law Firm since 2009. Mr. Beer served as the Economic Counsel Secretary of Kibbutz Sdot-Yam and resigned from this position following his election to our board of directors. Since 2009 Mr. Beer has been acting as Kibbutz Sdot-Yam's and its Economic Counsel's legal advisor. Mr. Beer holds an LL.B. from the Netanya Academic College, Israel and was admitted to the Israeli Bar in 2009.

Ronald Kaplan has served as our director since December 2015. Mr. Kaplan has served as Chairman of the board of directors of Trex Company, Inc. (NYSE: TREX) since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Amit Ben Zvi has served as our director since December 2015. Mr. Ben Zvi served as the business manager of Kibbutz Sdot-Yam since May 2015. From 2010 to 2014, Mr. Ben Zvi served as our safety health environment and quality manager. From 2004 to 2010, Mr. Ben Zvi served as the Chief Executive Officer of the Sdot-Yam Business, Maintenance and Management Cooperative Agricultural Society Ltd. From 1999 to 2004, Mr. Ben Zvi served as our vice president, operations. From 1995 to 1998, Mr. Ben Zvi served as vice president, operations of Ram-On Investments and Holdings (1999) Ltd. (formerly Polyram). From 1991 to 1995, Mr. Ben Zvi served as a regional service manager at Amnir Recycling Ltd. Mr. Ben Zvi holds a B.Sc. in Industrial Management from Tel Aviv University and an M.B.A. with a concentration in finance from the Ruppin Academic Center, Israel.

B.            Compensation of Officers and Directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock-based compensation, for the year ended December 31, 2015, was $8.2 million. This amount includes $0.9 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

Pursuant to a management services agreement with a company wholly-owned by our Chief Executive Officer, Yosef Shiran, in consideration for services provided by Mr. Shiran personally, we pay Mr. Shiran a monthly fee of NIS 122,340 (approximately $31,000) indexed to the November 2008 Israeli consumer price index plus VAT, as well as provide benefits that are customary for senior executives in Israel, including a car allowance. Mr. Shiran is also entitled to an annual bonus equal to 2.5% of our net income in excess of NIS 20 million ($5.1 million) without any guaranteed minimum. Mr. Shiran is entitled to three months’ notice prior to termination of his employment and to a further six-month period during which he is entitled to all of his rights under the management services agreement, except in the case of a termination for cause, and is required to continue to provide services to us for three months of the nine-month notice period. The management services agreement was entered into prior to the adoption of our compensation policy and the amendment to the Companies Law that mandates Israeli public companies to adopt compensation policies and therefore the terms of Mr. Shiran’s engagement under the management services agreement was not subject to the approvals required by such amendment and its original terms are not subject to our compensation policy.

Each director other than the chairman of our board of directors, is entitled to the payment of annual fee of NIS 120,000 (approximately $31,000), and payment of NIS 3,350 (approximately $860) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions that adopted without an actual convening (i.e., unanimous written resolutions) and for participating through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced by 50%; and (2) for participation through media communication, the participation compensation will be reduced by 60%. The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or with regard to resolutions resolved by written consent or teleconference. In addition, our directors (other than the chairman of the Company’s Board and external directors) are entitled to reimbursement for expenses related to their participation at meetings taking place not at our offices and outside their respective residency area.

The chairman of our board of directors, Yonathan Melamed, is entitled to a monthly fee in the amount of NIS 55,000 (approximately $14,100). The Company provides Mr. Melamed with a vehicle, to which he shall be entitled for additional three months following the termination of his service as chairman. The Company also provides Mr. Melamed with a cellular phone and pays any expenses incurred by him in relation to the performance of his role as our chairman of the board of directors.

For a discussion of the compensation granted to our five most highly compensated office holders during or with respect to 2015, see “Individual Covered Executive Compensation” below, and for a discussion of the compensation paid to our directors during or with respect to 2015, see “Compensation of Directors” below.

Individual Covered Executive Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
			USD
Yosef Shiran	401,731	1,503,475	1,595,150	36,003	3,536,359
Sagi Cohen	413,932	74,075	37,896	18,537	544,440
Erez Margalit	183,628	127,778	151,109	4,814	467,329
David Cullen	287,090	92,655	60,804	8,071	448,620
Yair Averbuch	277,308	38,372	105,991	10,165	431,836

(1)	All Covered Executives are employed by Caesarstone on a full time (100%) basis.

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

(4)
Represents the equity-based and phantom share based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2015, based on the option's or phantom awards fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2u to our consolidated financial statements.

(5)	Includes mainly leased car and mobile phone expenses.

Employment and consulting agreements with executive officers

We have entered into written employment or service agreements with each of our executive officers.

Employment agreements

We have entered into written employment or services agreements with each of our office holders who is not a director. These agreements each contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision generally applies for a period of six months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice of between two and six months prior to terminating the employment of certain of our senior executive officers other than in the case of a termination for cause.

Indemnification agreements

Our articles of association permit us to exculpate, indemnify and insure our directors and office holders to the fullest extent permitted by law, subject to limited exceptions. We have entered into agreements with each of our current directors and office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from our IPO to the extent that these liabilities are not covered by insurance. See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, other than our undertaking to provide Mr. Melamed, chairman of our board of directors, with a vehicle for additional three months following the termination of his service as chairman.

Equity incentive plan

We adopted the 2011 Incentive Compensation Plan (the “2011 plan”) in July 2011. We provide stock-based compensation under the 2011 plan to our directors, executive officers, employees and consultants, and those of our affiliates. The 2011 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries employees, directors and consultants and to enhance our and our subsidiaries ability to attract and retain employees, directors and consultants. In 2012, we granted to certain of our key employees and our executive officers, options to purchase 1,545,200 of our ordinary shares at a weighted average exercise price of $11.13 per share. Following dividend distributions equal to $0.58 and $0.57 per share made by us in November 2013 and December 2014, respectively and under an adjustment mechanism of the exercise price set forth in the 2011 plan, the current weighted average exercise price is $10.09. In 2015, we granted our Chief Executive Officer options to purchase 360,000 of our ordinary shares at exercise price of $41.37. We also granted certain of our key employees and executive officers options to purchase 424,000 of our ordinary shares at a weighted average exercise price of $34.99 per share. In addition, during 2015 we granted our key employees and executive officers 55,100 RSUs at a weighted average fair value of $35.04 per share. As of February 24, 2016, 35,190,255 ordinary shares were issued and outstanding.

On December 3, 2015, our shareholders resolved to amend the 2011 plan to increase the aggregate number of shares authorized for issuance under the 2011 plan by 900,000 ordinary shares.

As of February 24, 2016, the number of ordinary shares allocated under the 2011 plan was 3,275,000 ordinary shares, and considering the number of options already granted, we may issue additional 1,300,910 options or RSUs under the 2011 plan.

The number of shares subject to the 2011 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2011 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2011 plan. A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option award agreement and the 2011 plan. The exercise price of each option granted under the 2011 plan will be determined by our compensation committee. The exercise price of any share options granted under the 2011 plan may be paid in cash, ordinary shares already owned by the option holder or any other method that may be approved by our compensation committee, such as a cashless broker-assisted exercise that complies with applicable laws. A restricted stock unit is the right to receive a specified number of ordinary shares in the future subject to the terms and conditions specified in the award agreement and the 2011 plan.

Our compensation committee may also grant, or recommend that our board of directors grant, other forms of equity incentive awards under the 2011 plan, such as stock appreciation rights, dividend equivalents and other forms of equity-based compensation.

Israeli participants in the 2011 plan may be granted stock options and restricted stock units subject to Section 102 of the Israeli Income Tax Ordinance. Section 102 of the Israeli Income Tax Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any stock options granted under the 2011 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation committee and stated in the option agreement.

Our compensation committee administers the 2011 plan. Our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee concerning the 2011 plan. The compensation committee selects which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants shall receive options, restricted stock units or other awards under the 2011 plan and determines, or recommends to our board of directors, the number of ordinary shares covered by those awards, the terms under which such awards may be exercised (however, options generally may not be exercised later than 10 years from the grant date of an option) or may be settled or paid, and the other terms and conditions of such awards under the 2011 plan. Holders of equity incentive awards may not transfer those awards, unless they die or the compensation committee determines otherwise.

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

In 2014, our Board approved phantom awards to several of our key employees. Each award entitles its owner to receive the intrinsic value of the difference between the share price at the time of such options grant and the share price at the time of the option's exercise. A total of 136,000 phantom awards have been granted with a weighted exercise price of $46.65. Following a dividend distribution equal to $0.57 per share made by us in December 2014 and under an adjustment mechanism of the exercise price set forth in the phantom agreements, the current weighted average exercise price is $46.08. The phantom awards shall be vested during a four-year period, and its value may be paid by us at our election, subject to the board decision, either in cash or by our ordinary shares. Similar terms of the 2011 plan, as described above, apply to the phantom award. The cost of such grant will be treated as a liability award and, therefore will be subject to quarterly fluctuations associated with our share price.

On October 27, 2015, our board of directors approved the grant of stock options and RSUs as a partial replacement for the previously granted phantom awards.  Accordingly, as of December 31, 2015, 38,750 phantom awards remained outstanding.

The fair value of the remaining phantom awards granted under the plan using a binomial model is estimated to be approximately $0.5 million and $1.6 million as of December 31, 2015 and 2014, respectively, and there was $52,000 of total unrecognized compensation cost related to the phantom awards.

Grant of stock options to Chief Executive Officer

In September 2015, following our shareholders approval, we granted options to Mr. Yosef Shiran, our Chief Executive Officer, personally, to purchase up to 360,000 ordinary shares at an exercise price of $41.37 per share, the closing price of our ordinary shares on the market on the date of grant, which was the date the grant was approved by our shareholders. Prior to the approval by our shareholders, this grant was approved by our compensation committee and our board. This grant is consistent with our Compensation Policy. The grant was made in consideration for serving as a director and chairman of the board of directors of our subsidiaries in the United States, Canada, Singapore and Australia.

As of February 24, 2016, Mr. Shiran held 360,000 options out of which 90,000 options are vested and exercisable with an exercise price of $41.37.

C.            Board Practices

Corporate governance practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to the following item:

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

Board of directors and officers

As of  the date of this report, our board of directors consists of nine directors,  six of whom are independent under the Nasdaq rules, including Ms. Ben-Dov and Mr. Borovsky, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External directors”). Specifically, our board of directors has determined that Messrs. Yonathan Melamed, Moshe Ronen, Ofer Tsimchi, Ofer Borovsky, Irit Ben-Dov and Ronald Kaplan meet the independence standards under the rules of Nasdaq. In reaching this conclusion, the board of directors determined, following the recommendation of our nomination committee, that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.  Further, Ms. Irit Ben-Dov, Mr. Ofer Borovsky and Mr. Moshe Ronen, are each independent under the independence requirements of Rule 10A-3 of the Exchange Act.

Our board of directors has determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov qualifies as an “audit committee financial expert,” as defined by the applicable rules of the SEC, and has the requisite financial experience required by Nasdaq rules.

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

A general meeting of our shareholders may remove a director from office prior to the expiry of his or her term in office (“Removed Director”) by a simple majority vote (except for External Directors, who may be dismissed only as set forth under the Companies Law), provided that the Removed Director is given a reasonable opportunity to state his or her case before the general meeting. If a director is removed from office as set forth above, the general meeting shall be entitled, in the same session, to elect another director in his or her stead in accordance with the maximum number of directors permitted by our articles of association as stated above. Should it fail to do so, the board of directors shall be entitled to do so. Any director who is appointed in this manner shall serve in office for the period remaining of the term in office of the director who was removed and shall be qualified to be re-elected.

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

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. Following a recent amendment to the Companies Law enacted on February 17, 2016, or Amendment 27, any and all of such external directors are no longer required to be Israeli residents in case of a company listed on a foreign stock exchange (such as us).Appointment of external directors must be made by a general meeting of our shareholders. At a shareholders’ meeting held on December 3, 2014, each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov was re-elected to serve as external directors of the Company for an additional three-year term commencing on March 21, 2015.

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

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the Nasdaq requirements for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications as required under the Companies Law and regulations promulgated thereunder. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

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

Until the lapse of a two-year period from the date that an external director has ceased to act as an external director neither a company, nor its controlling shareholders, including any corporations controlled by a controlling shareholder, may grant such former external director or his or her spouse or children any benefits (directly or indirectly), including that (i) such persons may not be engaged to serve as an office holder at the company or any corporation controlled by a controlling shareholder, and (ii) such persons also may not be employed or provide professional services for payment to the company, a controlling shareholder or to a corporation controlled by a controlling shareholder, (directly or indirectly), including through a corporation controlled by such former external director or his or her relative . Additionally, until the lapse of a one-year period from the date that an external director has ceased to act as an external director, any relative of the former external director who is not his or her spouse or children is also subject to the prohibitions described above.

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

Additional provisions

Under the Companies Law, each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director and each of the audit and compensation committees are required to include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as an external director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

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

According to the Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “independent” (as defined below) and the chairman of the audit committee will be required to be an external director. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Companies Law. Without derogating from the aforementioned, under the Companies Law, a company’s general counsel and a company’s secretary, which are not a controlling shareholder or relative thereof, may be present at an audit committee meeting if the committee has requested their presence.

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

Under the regulations promulgated under the Companies Law, an audit committee of companies such as ours may deem a director which qualifies as an independent director, among others, under the Nasdaq listing rules, to be an independent director within the meaning of the Companies Law, provided that such director complies with the Companies Law requirements for external directors with respect to a lack of affiliation with a controlling shareholder, its relatives and entities under its control or his or her relative’s control, excluding the company itself or any of its subsidiaries. In addition, companies such as ours may extend the term of office of an independent director who has served for more than nine years for additional periods of three years each if such director continues to comply with the Companies Law requirements for external director’s lack of affiliation as described above.

Nasdaq requirements

Under the Nasdaq rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Ms. Irit Ben-Dov, Mr. Ofer Borovsky and Mr. Ofer Tsimchi. Ms. Ben-Dov serves as the Chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules of the SEC and the Nasdaq rules. Our board of directors has determined that each of Mr. Borovsky and Ms. Irit Ben-Dov qualifies as an “audit committee financial expert,” as defined by  applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq rules.

Each of the members of the audit committee is “independent” under the relevant Nasdaq rules and as defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of members of the board.

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

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq rules, which include, among other responsibilities:

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

Additionally, under the Companies Law, the role of the audit committee includes the identification of irregularities in our business management, among other things, by consulting with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors. In addition, the audit committee or the board of directors, as set forth in the articles of association of the company, is required to approve the yearly or periodic work plan proposed by the internal auditor. The audit committee is required to assess the company’s internal audit system and the performance of its internal auditor.  The Companies Law also requires that the audit committee assess the scope of the work and compensation of the company’s external auditor. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law, whether certain transactions with a controlling shareholder will be subject to a competitive procedure (regardless of whether or not such transactions are deemed extraordinary transactions) and to set forth the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee.  The audit committee charter states that in fulfilling its role the committee is entitled to demand from us any document, file, report or any other information that is required for the fulfillment of its roles and duties and to interview any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee. Following Amendment 27, a company whose audit committee’s composition meets the requirements set for the composition of a compensation committee (as further detailed below) may have one committee acting as both audit and compensation committee.

Nominating Committee

We have a nominating committee comprised of three of our directors, Ms. Irit Ben-Dov, Mr. Ofer Borovsky and Mr. Moshe Ronen, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq rules. Our board of directors has adopted a nominating committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

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

Compensation Committee

We have a compensation committee consisting of three of our directors, Mr. Ofer Borovsky, Ms. Irit Ben-Dov and Mr. Moshe Ronen, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq rules. Mr. Ofer Borovsky serves as the Chairman of the compensation committee. Our board has adopted a compensation committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

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

Pursuant to the Companies Law, the compensation policy recommended by the compensation committee needs to be approved by the board of directors and the company’s shareholders by a simple majority, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter who were present and voted against the policy, holds two percent or less of the voting power of the company. However, under the Companies Law, if shareholders of the company do not approve the compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and board of directors provide detailed reasons for their decision. In addition, pursuant the Companies Law, the compensation policy must be approved, at least once every three years, by the company’s board of directors, after considering the recommendations of the compensation committee.

Our compensation policy became effective on May 18, 2014 following its approval by our board of directors (per the recommendation of our compensation committee), in accordance with the authority granted to our compensation committee and our board under the Companies Law as described above.

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

In addition, on February 21, 2014, our shareholders approved an amendment to our articles of association under which resolutions of the board of directors will be resolved by a special majority of the directors if specifically required so by the compensation policy. On July 30, 2015, our shareholders approved an amendment to our compensation policy according to which a grant of equity awards or any compensation to our Chief Executive Officer shall be subject only to the approval required by the Israeli Companies Law.

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

Executive Officers other than the Chief Executive Officer. The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer) to be approved by, first, the compensation committee; second by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision after  reconsidering the compensation arrangement, while taking into consideration that the shareholders of the company did not approve the compensation arrangement.

Chief Executive Officer. The compensation of a public company’s chief executive officer requires the approval of first, the company’s compensation committee; second, the company’s board of directors and third, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. In addition, our compensation policy provides that a grant of any compensation to our Chief Executive Officer shall be subject to the approvals required under the Israeli Companies Law.

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

Any person who has a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee or the compensation committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors, the chairman of the audit committee or the chairman of the compensation committee, as applicable, has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting of the audit committee or the board of directors and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

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

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

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

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

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

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. We have agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from our IPO to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. As of March 2013, the maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to the greater of 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made, and $30 million. Such indemnification amounts are in addition to any insurance amounts. Each office holder who previously received an indemnification letter from us and agreed to receive this new letter of indemnification, gave his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any; however, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

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

D.            Employees

As of December 31, 2015, we had 1,282 employees, of whom 650 were based in Israel, including 67 individuals who provide services to us through our manpower agreement with Kibbutz Sdot-Yam and with whom we do not have employment relationships, 410 employees in the United States, including 162 employees hired for our manufacturing operations in the State of Georgia, 101 employees in Australia, 97 in Canada and 24 in Asia. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three fiscal years:

	As of December 31,
Department	2015	2014	2013
Manufacturing and operations	802	659	595
Research and development	15	14	13
Sales, marketing, service and support	325	318	272
Management and administration	140	117	106
Total	1,282	1,108	986

The growth in the size of our global workforce by 174 employees in 2015 is related primarily to capacity expansion in our manufacturing facility in the United States , and to a lesser extent, to the expansion of our sales and distribution operations in North America. The growth in the size of our global workforce by 122 employees in 2014 is related mainly to demand brought on by our additional manufacturing capacity in Israel and in the United States, as well as to the expansion of our sales and distribution operations in North America. The growth in our global workforce of 103 employees between 2012 and 2013 is largely due to the operation of the fifth production line at our Bar-Lev facility in Israel and our expanded distribution operations in the United States, Australia and Canada, including a shift to direct distribution in the United States Midwestern and Phoenix regions.

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

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.             Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 24, 2016, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class
Executive Officers
Yosef Shiran	*	*
Yair Averbuch	*	*
David Cullen	*	*
Daniel Clifford	*	*
Giora Wegman	—	—
Michal Baumwald Oron	*	*
Eli Feiglin	*	*
Shmuel Moran	—	—
Erez Margalit	*	*
Lilach Gilboa	*	*

Directors

Yonatan Melamed	—	—
Moshe Ronen	—	—
Ofer Tsimchi	—	—
Ronald Kaplan	—	—
Shachar Degani	—	—
Amihai Beer	—	—
Irit Ben-Dov	—	—
Ofer Borovsky	—	—
Amit Ben Zvi	—	—
	—	—
All directors and executive officers as a group (19 persons)	199,273	0.6%

*	Less than one percent of the outstanding ordinary shares.

(1)  As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 24, 2016 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 35,190,255 ordinary shares outstanding as of February 24, 2016.

All of our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association —Voting.”

Our directors and executive officers hold, in the aggregate, options and RSUs exercisable for 723,489 ordinary shares (including 26,900 RSUs), as of February 24, 2016. The options have a weighted average exercise price of $26.82 per share and the RSUs have a weighted average fair value of $35.04 and have expiration dates generally seven years after the grant date of the option.

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

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 24, 2016, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. . The amounts and percentages are based upon 35,190,255 ordinary shares outstanding as of February 24, 2016

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association —Voting.”

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included below under “—Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Kibbutz Sdot-Yam (1)	11,440,000	32.5%
FMR LLC (2)	3,528,659	10.0%
Baron Capital Group, Inc. (3)	3,782,138	10.7%

(1) Based on a Schedule 13G filed by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. on February 12, 2016, Kibbutz Sdot-Yam’s shares are held by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd., a wholly-owned subsidiary of Kibbutz Sdot-Yam. No individual member of Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. has dispositive power or casting vote. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam and makes the voting and investment decisions of Kibbutz Sdot-Yam with regard to its shares, subject to the approval of the general assembly of Kibbutz Sdot-Yam with regard to material issues including dilution of the holdings of Kibbutz Sdot-Yam in the Company or disposition of any of its shares. The Economic Council takes its decisions by majority vote and has eleven members:  Amit Ben-Zvi (substitute Chairman), Yoram Rozenblat, Marchella Shani, Doron Horev, Giora Wegman, Itay Kaezman, Yaakov Gal, Ehud Bear, Tamar Bechor and Shai Bober.

Our board of directors operates independently from the Economic Council. However, Amit Ben-Zvi, a director in our board, also serves as substitute Chairman of the Kibbutz’s Economic Council and as the Business Manager of Kibbutz Sdot-Yam. Mr. Amihai Beer has served as the secretary of the Economic Council and resigned from this position following his election to our board of directors. Mr. Beer continues to serve as the general counsel of the Kibbutz. Mr. Beer’s wife is employed by us. In addition, Mr. Giora Wegman is an executive officer in our company and Mr. Shai Bober is engaged by us.  Since March 2014, Mr. Shachar Degani, who serves as our director, serves also as Kibbutz Sdot-Yam’s General Secretary (the Kibbutz’s chairman).

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

Some of the members of Kibbutz Sdot-Yam work in one of the production activities of Kibbutz Sdot-Yam, according to the requirements of Kibbutz Sdot-Yam and the career objectives of the individual concerned. Some other members work outside of Kibbutz Sdot-Yam in businesses owned by other entities. Each member receives income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Sdot-Yam from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Sdot-Yam, and all accommodation, educational, health and old age care services, as well as social and municipal services are provided either by or through Kibbutz Sdot-Yam and are subsidized by Kibbutz Sdot-Yam.

The elected Economic Council is the key economic decision-making body of Kibbutz Sdot-Yam. Kibbutz Sdot-Yam also has a General Secretary (chairman) and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its General Meeting for terms of seven years. A meeting of the members of the Kibbutz may remove a member of the Economic Council by simple majority vote.

As of December 31, 2015, 67 of our employees, or 5.2% of our total workforce, are also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13G/A filed with the SEC on February 12, 2016, by FMR LLC, as of December 31, 2015, FMR LLC holds sole voting power over 419,083 shares and sole dispositive power over 3,528,659 shares. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.  Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940 (the “Investment Company Act”), to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co.”), a wholly-owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(3) Based on a Schedule 13G/A filed with the SEC on February 16, 2016 by Baron Capital Group, Inc, as of December 31, 2015, BAMCO, Inc. holds shared voting power over 3,193,986 shares and shared dispositive power over 3,595,986 shares; Baron Capital Group, Inc. holds shared voting power over 3,380,138 shares and shared dispositive power over 3,782,138 shares; Baron Capital Management, Inc. holds shared voting and dispositive power over 186,152 shares; and Ronald Baron holds shared voting power over 3,380,138 shares and shared dispositive power over 3,782,138 shares. BAMCO, Inc. and Baron Capital Management, Inc. are subsidiaries of Baron Capital Group, Inc. and Ronald Baron owns a controlling interest in Baron Capital Group, Inc. The address of each holder is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

Changes in Ownership

Prior to our IPO in March 2012, Kibbutz Sdot-Yam owned 18,715,000, or 70.1% of our ordinary shares. After the IPO, due to our issuance of ordinary shares, the Kibbutz’s ownership in our ordinary shares decreased to 56.1%. As a result of two subsequent public offerings of ordinary shares filed in 2013 and 2014, the Kibbutz sold 6,325,000 of the 17,765,000 ordinary company shares it owned, decreasing its ownership percentage to 32.8% after those offerings and to 32.4% as of December 31, 2015.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of February 24, 2016, there were two registered holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 67.6%  of our outstanding ordinary shares.

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

Relationship and agreements with Kibbutz Sdot-Yam

Our headquarters, research and development facilities and our two manufacturing facilities in Israel are located on lands leased by us from Kibbutz Sdot-Yam, which beneficially owns 32.5% of our shares as of February 24, 2016. We have entered into certain agreements with Kibbutz Sdot-Yam pursuant to which Kibbutz Sdot-Yam provides us with, among other things, a portion of our labor force, electricity, maintenance, and other services. Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $11.1 million in 2015, $12.2 million in 2014 and $10.8 million in 2013 (excluding VAT), as set forth in more detail below. The decrease in the amount paid in 2015 is mainly as a result of payment timing and a weaker Israeli Shekel relative to the U.S. dollar. We believe that these services are rendered to us in the ordinary course of our business and that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties. As described below, in March 2012, in connection with the closing of our IPO, certain of our agreements with Kibbutz Sdot-Yam terminated and a new set of agreements became effective.

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

References below to VAT are to the Israeli value added tax the rate for which is as of the date of this filing is 17%.

Land use agreement

Land leased to Kibbutz Sdot-Yam by the ILA

Our headquarters and research and development facilities, as well as one of our two manufacturing facilities, are located on the grounds at Kibbutz Sdot-Yam and include 30,744 square meter of facility and 60,870 square meter of un-covered yard. The headquarters and facilities are located on lands title to which is held by the ILA, and which are leased or subleased to Kibbutz Sdot-Yam pursuant to the following agreements: (i) a 49-year lease from the ILA signed in July 1978 that commenced in 1962 and expired in 2011 and has been extended pursuant to an option in the agreement for an additional 49 years, and (ii) a new agreement entered into in April 2014 between Kibbutz Sdot-Yam and the Caesarea Development Corporation pursuant to which Kibbutz Sdot-Yam leases the relevant premises (including such premises which are leased by the Kibbutz to us) from the Caesarea Development Corporation until year 2037. This agreement is subject to public recording procedure. Additionally, Kibbutz Sdot-Yam has been negotiating the renewal of a long-term lease agreement with the ILA which expired in 2009. After a series of discussions with the ILA to renew this expired agreement, in 2015 the Kibbutz submitted a motion to the District Court for an injunction instructing the ILA to execute a long term lease agreement with the Kibbutz.  To date, the expiration of this lease agreement has not had any impact on our ability to use the facilities located on the property subject to the leases and we do not currently believe that they will have a material impact in the future pending completion of the negotiations for the lease extension or new long-term lease, respectively. The ILA may terminate its leases with Kibbutz Sdot-Yam in certain circumstances, including if Kibbutz Sdot-Yam commences proceedings to disband or liquidate or in the event that Kibbutz Sdot-Yam ceases to be a “kibbutz” as defined in the lease (i.e., a registered cooperative society classified as a kibbutz). The ILA may, from time to time, change its regulations governing the lease agreements, and these changes could affect the terms of the land use agreement, as amended, including the provisions governing its termination. Kibbutz Sdot-Yam currently permits us to use the land and facilities pursuant to a land use agreement which became effective on April 1, 2012 and expires in 20 years.

Under the land use agreement, Kibbutz Sdot-Yam agreed to permit us to use approximately 100,000 square meters of land leased to the Kibbutz, consisting both of facilities and unbuilt areas, in consideration for an annual fee of NIS12.9 million ($3.5 million) in 2013 and thereafter. In each case plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011. The annual fee may be adjusted after January 1, 2021 or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the ILA or Caesarea Development Corporation, and every three years thereafter if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel B.M. (“Bank Leumi”). Every addition or deletion of space is accounted for based on the original rates mentioned above.

In addition, in the land use agreement, we have waived any claims for payment of NIS 18.0 million ($4.6 million) from Kibbutz Sdot-Yam with respect to prior investments in infrastructure on Kibbutz Sdot-Yam’s lands used by us under the prior land use agreement.

Starting from January 1, 2014 we are making use as needed of additional office space in Kibbutz Sdot-Yam of approximately 400 square meters, for an annual payment of NIS 77,956 (approximately $20,000) in 2014 and annual payment of NIS 116,643 (approximately $30,000) in 2015. Such additional area shall be used by us as long as we need it under terms materially similar to the land use agreement. Starting from September 2014, we use an additional approximately 9,000 square meters based on our needs and Kibbutz Sdot-Yam’s consent under terms materially similar to the land use agreement, for an additional monthly fee of NIS 10,000 (approximately $2,570) which is not based on the original rates. However, we have the right to return these premises to Kibbutz Sdot-Yam earlier, following a 90-day prior written notice.

Under the land use agreement, we may not terminate the operation of either of our two production lines at our plant in Kibbutz Sdot-Yam as long as we continue to operate production lines elsewhere in Israel, and our headquarters must remain at Kibbutz Sdot-Yam. Furthermore, we may not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the land use agreement, except upon one year’s advance written notice with regards to a certain unbuilt area, subject to certain conditions. In addition, subject to limitations, we may be able to sublease lands. Kibbutz Sdot-Yam will have three months to accept or reject a request for sublease, in its sole discretion, provided that if it does not respond within such three-month period, then we will be entitled to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. In such event, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands. Pursuant to the land use agreement, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use in Kibbutz Sdot-Yam, subject to obtaining the permits required by law, Kibbutz Sdot-Yam will build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the monthly additional payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof.

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

Pursuant to an agreement dated January 4, 2012, for the settlement of reimbursement for building expenses incurred by us from January 2012, an annual amount of NIS 82,900 (approximately $24,000) and NIS 43,000 (approximately $12,000) will be deducted from the land use fees until year 2020 and year 2015, respectively.

Pursuant to these land use agreements, we paid to Kibbutz Sdot-Yam an aggregate of $3.6 million in 2015, $3.9 million in 2014 and $3.7 million in 2013.

Manpower agreement

In March 2001, we entered into a manpower agreement with Kibbutz Sdot-Yam, which was amended in December 2006. Pursuant to the agreement, Kibbutz Sdot-Yam agreed to provide us with labor services staffed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (each a “Kibbutz Appointee”). This agreement was replaced by a new manpower agreement, signed on July 20, 2011, with a term of 10 years from January 1, 2011 that will be automatically renewed, unless one of the parties gives six months’ prior notice, for additional one-year periods.  Our audit committee has determined that the term of the manpower agreement with Kibbutz Sdot-Yam is reasonable under the relevant circumstances except as it relates to office holders. Accordingly, under the Companies Law, the manpower agreement, with respect to office holders, is subject to re-approval by our audit committee, board of directors and general meeting every three years. On July 30, 2015, following the approval of our audit committee, compensation committee and board of directors, our shareholders approved an addendum to the Manpower Agreement between us and Kibbutz Sdot-Yam, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, for an additional three-year term as of the date of approval by the shareholders.

Under the manpower agreement and addendum thereto (the “manpower agreement”), Kibbutz Sdot-Yam provides us with labor services staffed by Kibbutz Appointees. The consideration to be paid for each Kibbutz Appointee is based on our total cost of employment for a non-Kibbutz Appointee employee performing a similar role. The number of Kibbutz Appointees may change in accordance with our needs. Under the manpower agreement, we will notify Kibbutz Sdot-Yam of any roles that require staffing, and if the Kibbutz offers candidates with skills similar to other candidates, we will give preference to the hiring of the relevant Kibbutz members. Kibbutz Sdot-Yam is entitled under the manpower agreement, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee of manpower services through his or her employment by Kibbutz Sdot-Yam and require such appointee to become employed directly by us.

Under the manpower agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 (approximately $64,000) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation.  Office holders who are Kibbutz Appointees have all benefits then provided to our other office holders, including without limitation, directors’ and officers’ liability insurance, and Company's indemnification and exemption undertaking. Pursuant to the manpower agreement, we paid to Kibbutz Sdot-Yam an aggregate of $3.4 million in 2015, $3.9 million in 2014 and $3.9 million in 2013. As of December 31, 2015, we engaged 67 Kibbutz Appointees on a permanent basis.

Services agreement

On July 20, 2011, we entered into a services agreement with Kibbutz Sdot-Yam, as amended on February 13, 2012 (the “original services agreement”). Pursuant to the agreement, the Kibbutz provided us with various services related to our operational needs. The original services agreement also outlined the distribution mechanism between us and Kibbutz Sdot-Yam, for certain expenses and payments due to local authorities, such as taxes and fees in connection with our business facilities. The agreement expired on March 21, 2015.

On July 30, 2015, following the approval of our audit committee and the board, our shareholders approved an amended services agreement (the “amended services agreement”). Under the amended services agreement, Kibbutz Sdot-Yam will continue to provide us with various services it provides in the ordinary course of our business, for a period of three years commencing as of the date of approval by the shareholders. The amended services agreement grants Kibbutz Sdot-Yam a right of first refusal with respect to such services following a review procedure that we are entitled to conduct once a year. Under this review procedure, we may seek independent third-party proposals through a competitive bidding process, in order to verify that the Kibbutz’s services are provided at market terms. The amount that we pay Kibbutz Sdot-Yam under the amended services agreement depends on the scope of services we will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from Kibbutz Sdot-Yam, considering its physical proximity to our manufacturing plant in Sdot-Yam and its expertise. The amounts we pay for the services are subject to certain adjustments for increases in the Israeli consumer price index. In addition, the amended services agreement grants Kibbutz Sdot-Yam the right to adjust the rates of the metal workshop services and the meals it provides to our employees once a year, in the event that raw material prices related to such services significantly increase during the term of the agreement. In such case, we are entitled to conduct a review procedure with respect to such services, in which the Kibbutz shall have the right of first refusal to provide the services on terms identical to the best terms offered to us by a third party bidder. Each party may terminate such agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-days’ prior notice.

Pursuant to the original services agreement and the amended services agreement, we paid to Kibbutz Sdot-Yam an aggregate of $1.8 million in 2015, $2.1 million in 2014 and $2.1 million in 2013.

Land purchase and leaseback agreement

Pursuant to a land purchase and leaseback agreement, dated as of March 31, 2011, as amended on February 13, 2012, between Kibbutz Sdot-Yam and us, Kibbutz Sdot-Yam acquired from us in September 2012 our rights in the lands and facilities of the Bar-Lev Industrial Center in consideration for approximately NIS 43.7 million ($10.9 million). Pursuant to the land purchase and leaseback agreement, we were required to obtain certain third-party consents from, among others, the Israeli Tax Authorities and from the Israeli Investment Center. All such consents have been obtained. The land purchase and leaseback agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev land for a period of 10 years commencing in September 2012 that will be automatically renewed unless we give two years prior notice, for an additional 10-year term in consideration for an annual fee of NIS 4.1 million ($1.1 million) to be linked to the increase of the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if the Kibbutz obtains an appraisal that supports such an increase. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

Under the land use agreement, we may not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the land use agreement; however, subject to several limitations, we may be able to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. We may assign our right under the land use agreement pursuant to a merger with a third party and to any corporation under our control. In such event, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands. In addition, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use by Kibbutz Sdot-Yam, subject to obtaining the permits required by law, Kibbutz Sdot-Yam will build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the monthly additional payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof.

Agreement for Arranging for Additional Accord

Pursuant to the Agreement For Arranging For Additional Accord, dated as of July 20, 2011, if we wish to acquire or lease any additional lands, whether on the grounds of our Bar-Lev manufacturing facility, or elsewhere in Israel, for the purpose of establishing new manufacturing facilities or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities’ structure on such land at its own expense in accordance with our needs; (ii) we will perform any necessary building adjustments at our expense; and (iii) Kibbutz Sdot-Yam will lease the land and the facility to us under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price. In addition, under this agreement, Kibbutz Sdot-Yam has agreed not to compete with us as long as it holds more than 10% of our shares. The agreement terminates on October 20, 2017.

Agreement for Additional Land on the Grounds Near Our Bar-Lev Manufacturing Facility

Pursuant to the Agreement For Arranging For Additional Accord, we entered into the Agreement For Additional Land, in August 2013, pursuant to which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near our Bar-Lev manufacturing facility, which we required in connection with the construction of the fifth production line at our Bar-Lev manufacturing facility and leased it to us for a monthly fee of approximately NIS 70,000 (approximately $18,000), in accordance with the terms of the Agreement For Arranging For Additional Accord. Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to our plans, (iii) build a warehouse according our plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The financing of the building of the warehouse is to be made through a loan that will be granted by us to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse, and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot-Yam by us for our use of the warehouse. The principal amount of the loan will bear interest at a rate of 5.3% a year. On November 30, 2015 the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to us. The construction of the warehouse has not started yet.

Pursuant to the land purchase and leaseback agreement and agreement for additional land in connection with our Bar Lev facility, we paid to Kibbutz Sdot-Yam an aggregate of $1.1 million in 2015, $1.1 million in 2014 and $1.2 million in 2013.

Special grant from Kibbutz Sdot- Yam

On February 9, 2016, our board of directors approved, following the approval of our audit committee in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000 (the "Regulations"), the acceptance of a special grant from Kibbutz Sdot- Yam by a waiver of lease payments due to the Kibbutz in the amount of NIS 1 million (approximately $256,000) (the “Grant”). The Grant will be made in favor of our employees (other than employees who are members of the Kibbutz, executive officers and directors), based on principles set by the Kibbutz for its distribution. Our audit committee and the board of directors determined that the Grant complies with the terms of Section 1(2) of the Regulations as an extraordinary transaction solely for our benefit. Under Section 1C of the Regulations, each shareholder that holds at least 1% of our issued share capital or voting rights is entitled to object to the approval of the Grant; provided, however, that such objection has been submitted to us within 14 days as of the date of our announcement of the Grant, which was filed on Form 6-K with the Securities and Exchange Commission on February 22, 206. If we receive such objection within the 14-day period, the Grant will require shareholders’ approval pursuant to Section 275 of the Companies Law. Under U.S. GAAP accounting rules, we are required to expense this grant against paid-in capital.

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

In April 2013, Tene and Kibbutz Sdot-Yam sold 8,422,859 of our ordinary shares. In June 2014, Kibbutz Sdot-Yam sold 6,325,000 of the then-17,765,000 ordinary Company shares it owned.

Agreements with directors and officers

Employment agreements

See “ITEM 6.B: Directors, Senior Management and Employees—Compensation of Officers and Directors—Employment and consulting agreements with executive officers”.

Indemnification agreements

See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

Agreement with Poland distributor

In 2014, we entered into an exclusive distribution engagement with a distribution company in Poland, controlled by Mr. Oren Ohana, the son of Mr. Maxim Ohana, who served as the chairman of our board of directors until December 2015. The transaction was approved by our board of directors, following the approval of our audit committee in accordance with our related party transactions policy and the requirements of the Companies Law, considering, among other things, that the terms of engagement with such distributor are similar to the terms of engagement with other comparable third parties distributers of ours, and that the engagement was made in the ordinary course of business and on market terms. This transaction is not material to us.

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

Legal Proceedings

Arbitration proceeding with Microgil Agricultural Cooperative Society Ltd.

In November 2011, Kfar Giladi and Microgil, an entity we believe is controlled by Kfar Giladi, initiated arbitration proceedings against us that commenced in April 2012. We refer to Kfar Giladi and Microgil as the “claimants.” In April 2012, the claimants filed a claim against us in arbitration for NIS 232.8 million ($59.7 million) for alleged damages incurred by them in connection with a breach of the Processing Agreement by us. In August 2012, we filed a counter claim against the claimants in the arbitration for NIS 76.6 million ($19.6 million) for damages incurred by us in connection with Microgil’s malfunctioning operations, Microgil’s breach of the Processing Agreement and the understanding between the parties regarding the Processing Agreement after it was terminated, inventory which was not returned to us and was unaccounted for, excess payments which were paid to the claimants, an unpaid loan that was granted by us to the claimants, and the adverse impact on the valuation in our IPO caused by their actions.

The arbitration arises out of a dispute related to the Processing Agreement that we entered into with Kfar Giladi (which subsequently assigned it to Microgil) in June 2006 pursuant to which Kfar Giladi committed to establish a production facility at its own expense within 21 months of the date of the Processing Agreement to process quartz for us and for other potential customers. Pursuant to the Processing Agreement, we committed to pay fixed prices for quartz processing services related to agreed-upon quantities of quartz over a period of ten years from the date set for the claimants to commence operating the production facility. We estimate that the total amount of such payments would have been approximately $55 million. It is our position that the production facility established by the claimants was not operational until approximately two years after the date required by the Processing Agreement. As a result, we were unable to purchase the minimum quantities set forth in the Processing Agreement and we therefore acquired the quantities of ground quartz that we needed from other quartz suppliers.

It is our position that the Processing Agreement was terminated by us following its breach by the claimants. We contend that our purchases of ground quartz from Microgil in 2010 and 2011 were made pursuant to new understandings reached between the parties and not pursuant to the Processing Agreement. The claimants allege that the Processing Agreement was still in effect and that we did not meet our contractual commitments under the Processing Agreement to order the minimum annual quantity. In addition, once production began, we contend that the claimants failed to consistently deliver the required quantity and quality of ground quartz as agreed by the parties. In January 2012, Microgil notified us that it had closed its production facility as a result of our breach of the Processing Agreement.

We also contend that the claimants are responsible for not returning to us unprocessed quartz that we provided to them, including quartz that is currently in the claimants’ possession and additional quartz that is unaccounted for. Each party has various other claims against the other. After the claimants filed their affidavits in the arbitration we learned that they took illegal actions in order to obtain evidence. We consider these actions to be a breach of the arbitration clause and accordingly informed the claimants that the arbitration was cancelled. We submitted a claim to the court seeking a declarative judgment that the arbitration’s cancellation was lawful. We also submitted a motion to the court asking to stay the arbitration until the motion claim is adjudicated. The court dismissed our motion, and our appeal of the court’s decision was dismissed as well. Accordingly, the arbitration continued.

In November 2015, the claimants filed a motion to require us to deposit a bond in the amount of NIS 100 million (approximately $25.6 million) and asking for an injunction to prevent the disposition of assets, plants and equipment valued at no less than NIS 149.2 million (approximately $38.2 million), in order to ensure their ability to collect the compensation they may be eligible to receive as a result of the arbitration. We believe that this motion is groundless and applied for its dismissal, however there can be no assurance that such motion shall be dismissed. We intend to defend the arbitration vigorously and to seek damages from Microgil for damage caused to us. However, we cannot provide any assurance that an adverse ruling or a negative outcome will not have a material adverse effect on us.

Claim by former South African distributor

In December 2007, we terminated our agency agreement with our former South African agent, WOMAG, on the basis that it had breached the agreement. In the same month, we filed a claim for NIS 1.0 million ($0.3 million) in the Israeli District Court in Haifa based on such breach. WOMAG has contested jurisdiction of the Israeli District Court, but subsequent appellate courts have dismissed WOMAG’s contest. In January 2008, WOMAG filed suit in South Africa seeking euro 15.7 million ($17.1 million). In September 2013, the South African Court determined that since a proceeding on the same facts was pending before another court (lis alibis pendens), the South African Court would stay the matter until the conclusion of the Israeli action.

In December 2013, the magistrate’s court in Israel held that we were not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. As the district court dismissed our appeal of the decision of the magistrate’s court, we have agreed with WOMAG to submit the matter to arbitration, which is to take place in South Africa in 2016. In October 2015, WOMAG amended its claim, seeking a reduced amount of euro 7.1 million ($7.7 million) and ZAR 43.7 million (South Africa RAND) ($2.8 million). Although we intend to vigorously defend the case in the South African court, we believe that we recorded an adequate reserve for this claim.

Claims related to alleged silicosis injuries

Overview

We are subject to a number of claims in Israel by fabricators or their employees alleging that they contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Silicosis is an occupational lung disease that is progressive and sometimes fatal, and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles as a result of poorly protected and controlled, or unprotected and uncontrolled, exposure while working in different occupations, including among other things, processing quartz, granite, marble and other materials and working with quartz can cause silicosis. Silica comprises approximately 90% of engineered stones, including our products, and smaller concentrations of silica are present in natural stones. Therefore, in some of the lawsuits it is claimed that fabrication of engineered stones creates higher exposure to silica dust, and, accordingly, creates a higher risk of silicosis.

Individual Claims

As of the date of this report, we are party to 74 pending bodily injury lawsuits that have been filed in Israel since 2008 against us directly or that have named us as third-party defendants by fabricators or their employees in Israel, by the injured successors, by the State of Israel, or by others. Such pending lawsuits include lawsuits filed with respect to 72 persons alleged to be injured, four lawsuits filed by the Israeli NII for subrogation of compensation paid or to be paid by the NII to six injured persons,  one lawsuit which was filed by both the NII and a fabricator, one lawsuit where the claimants applied for its class certification, one lawsuit filed by three stone fabricators, and one appeal which was filed in connection with a judgment granted in one of the lawsuits, as further detailed below. Of the 78 claims that had been filed against us in total, 77 were filed in Israel and one in the United States, three claims were settled, two claims were partially settled  and one claim which was filed in the United States was dismissed, as further detailed below. Out of such 78 claims, one claim was filed in 2008, two in 2009, four in 2010, seven in 2011, eight in 2012, eight in 2013, 28 in 2014, 19 in 2015 and one in 2016 through the filing of this annual report.  We have also received nine pre-litigation letters on behalf of certain fabricators in Israel or their employees alleging that they contracted illnesses as a result of fabricating our products. Each of the claims named other defendants, such as fabricators that employed the plaintiffs, the Israeli Ministry of Industry, Trade and Employment, distributors of our products and insurance companies and insurance brokers. Various arguments are raised in the claims, including, among others, product liability arguments and failure to provide warnings regarding the risks associated with silica dust generated by the fabrication of our products.

Most of the claims do not specify a total amount of damages sought, as the plaintiff’s future damages will be determined at trial. A claim filed with the magistrates court in Israel is limited to a maximum of NIS 2.5 million (approximately $641,000) plus any fees, and among the 74 pending claims filed against us in Israel, 45 claims were filed in the magistrate’s court. A claim filed in the district court in Israel is not subject to such limitation. As a result, there is uncertainty regarding the total amount of damages that may ultimately be claimed.

We intend to vigorously contest the pending claims against us, although there can be no assurance that we will succeed in these claims and it is probable that we will be liable for damages in such lawsuits. As of December 31, 2015, we estimated our total  exposure with respect to 71 pending lawsuits (not including the lawsuit filed with a motion to be recognized as a class action and lawsuits settled) to be approximately $14.8 million, although the actual outcome of such lawsuits may significantly vary from such estimate. As of today, only one claim has been resolved by an Israeli District Court in a judgment without settlement, imposing liability of 40% on the self-employed plaintiff and apportioning the remaining 60% liability between the State of Israel and us, with 55% attributed to us and 45% attributed to the State of Israel. This judgment was appealed to the Supreme Court, and cancelled with the parties' consent (other than the distributor), following their out-of-court agreements, as further detailed below.

In November 2015 we entered into an agreement with the State of Israel, with the consent of our insurance carriers, under which we agreed with the State to cooperate, subject to certain terms, with respect to the management of the individual claims (other than NII claims) and on the apportionment between us of the total liability of us and the State, if found, in such claims.

Israeli law, as well as the law of other jurisdictions, recognizes joint and several liability among co-defendants in civil suits. In cases where co-defendants are found liable the plaintiff is entitled to collect all damages from only one of the liable defendants. Thus, even if we are found only partially liable for a plaintiff’s damages, the plaintiff may seek to collect all their damages from us, requiring us to collect separately from our co-defendants their allocated portion of the damages. If defendants are insolvent or we are unsuccessful in collecting their portion of the damages for any other reason (for instance, if they are not insured), we may incur damages beyond the damages for which we are liable.

We currently estimate that contingent losses related to the pending claims mentioned above due to the agreement with the State of Israel and in accordance with our legal advisors’ opinion are probable.

Class Action Claim

A lawsuit by a single plaintiff and a motion for its class certification were filed against us in April 2014 in the Central District Court in Israel. The plaintiff claims to be the owner of a fabrication plant and to have contracted silicosis as a result of fabricating our products. In connection therewith, the plaintiff claims that we did not provide adequate warnings regarding the risks and protection measures required with respect to fabrication of our products, and that we intentionally hid and did not warn about the high risk and irreversible damages that may occur to the persons processing our products and misled the fabricators in Israel by comparing the hazards related to the fabrication of our products to those associated with the fabrication of natural stones. In acting so, the plaintiff claims that we did not act as a reasonable manufacturer; we violated the law and Israeli standards, committed an assault, acted negligently and are liable under the Israeli Law for Liability for Defective Products, 1980. The plaintiff also claims that our products are a “dangerous item” under the Israeli Tort Ordinance, 5728-1968 and, therefore, the plaintiff claims that the burden of proof falls on us to prove that there was no carelessness for which we are liable in connection with our products. The plaintiff claims that by our wrongful conduct we violated the plaintiff’s freedom to choose whether to be exposed to the risks associated with the fabrication of our products.

The plaintiff alleges that, if the lawsuit is recognized as a class action, the claim against us is estimated to be NIS 216 million (approximately $55 million), calculated by claiming damages of NIS 18,000 ($4,628) for each individual who worked in fabrication workshops in Israel in fabrication or administrative roles and who have been exposed to dust generated by the fabrication of our products. The plaintiff claims that there are 12,000 such individuals who worked at 400 fabrication workshops in Israel, each of which employed 10 fabricators and five administrative persons, with one rotation during the relevant period. In addition, such claim includes an unstated sum in compensation for special and general damages, such as medical disability, functional disability, pain and suffering, medical expenses, medical and nursing assistance, which will require proof and quantification for each injured person in the purported class action. The plaintiff seeks, among other things, to compel us to notify the alleged group (and potential members of the group) and each individual about the risks, recommending that they undertake a medical examination and assert their rights.

We intend to vigorously contest recognition of the lawsuit as a class action and to defend the lawsuit on its merits, although, considering the preliminary stage of this lawsuit, there can be no assurance as to the probability of success or the range of potential exposure, if any.

December 2013 Judgment

In December 2013, a judgment was entered by the Central District Court of Israel in one of the lawsuits, according to which we were found to be comparatively liable for 33% of the plaintiff’s total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence, and on the State of Israel at 27%. The total damages of the plaintiff were found by the court to be NIS 5.3 million ($1.4 million). Since the plaintiff received payments from the NII, such payments were subtracted from the total damages. However, under Israeli law, under certain condition a plaintiff may be awarded as compensation from third party injurers, other than his employer, at least 25% of the damages claimed even if the payments that the plaintiff received from the NII equal or exceed the actual damages of the plaintiff after deducting his contributory liability. Accordingly, and as the contributory liability of the plaintiff was found to be at 40% in the above claim, the court awarded the plaintiff additional compensation of approximately NIS 800,000 (approximately $0.2 million) plus legal fees and expenses, which reflected 25% of the plaintiff actual damages, after deducting the plaintiff’s contributory negligence and the amount of NIS 3.3 million ($0.8 million) to which the claimant is entitled from the NII. After giving effect to the State of Israel’s comparative responsibility, the total liability imposed on us in this case was NIS 436,669 ($0.1 million) plus the claimant’s legal expenses. Such amount was fully paid by our insurer in January 2014 (apart from our deductible). We, as well as the State of Israel and the plaintiff, appealed the judgment to the Israeli Supreme Court.  The Supreme Court accepted the request of the parties (other than the distributor) to cancel all the findings made by the District Court, except for its decision not to impose liability on the distributor, which is  subject to a further hearing at and resolution by the Supreme Court. As part of the cancelation of the District Court’s judgment, out of court settlements were reached between us and the State of Israel (as described above) and between us and the plaintiff.

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

Insurance

We currently have a global product liability insurance, which applies, subject to certain terms and limitations, to claims that may be submitted against us worldwide during the insurance policy term. This policy covers claims that are beyond $5 million per year, up to an amount of $35 million per claim and per year, plus litigation costs.  Our global product liability insurance policy is effective until March 31, 2016. This insurance policy includes a deductible of $125,000 per claim. The policy covers only illnesses diagnosed after February 2010. Although we will seek to renew our product liability insurance to cover silicosis related claims, there is no assurance that we will be successful in its renewal. In addition to the global product liability policy, we have regional product liability insurance policies in the U.S. (Caesarstone US), Australia and Canada covering our activities, each up to $20 million per claim or per year, each in its relevant local currency, subject to certain terms and limitations, with relatively low deductibles.

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

Claim by the Israel Ministry of the Protection of the Environment related to alleged violation of the Clean Air Law, 5768-2008

In December 2013, we completed the installation of a system in our Bar-Lev manufacturing facility to reduce styrene emission, following which we have better control of the styrene emission in our Bar-Lev manufacturing facility, and presented to IMPE a plan to further improve our control of styrene emission and comply with the styrene gas emission standards. With respect to our Sdot-Yam manufacturing facility, in January 2014 the IMPE summoned us to a hearing to address allegations that, based on the IMPE’s procurement of several gas emission samplings, we exceeded the air ambient standards. Following the hearing, and although the IMPE acknowledged that we were in the process of installing measures to comply with the styrene gas emission standards, the IMPE recommended an investigation to look into allegations that we exceeded the threshold of styrene air ambient standards during 2013. In 2014, we implemented measures to correct the styrene air ambient standards which we believed helped to remediate excessive emission of styrene gas. In 2015, we continued to control styrene emission levels through strict maintenance and compliance with work processes. However, at a hearing held in December 2015, the IMPE indicated that it intends to conduct unannounced inspections of our Sdot-Yam facility. The IMPE has indicated that it would conduct such inspections of our Bar Lev facility as well. If the IMPE decides that we do not fully comply with the styrene emission standards, our business license may be revoked, our facilities’ operation may be limited or shut down and we may become subject to civil and criminal sanctions.

Securities Class Action Claim

On August 25, 2015, a purported purchaser of our ordinary shares filed a proposed class action in the United States District Court for the Southern District of New York asserting, among other things, that we and two of our officers violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b–5 promulgated under the Exchange Act, by allegedly making false and misleading statements about our business. The complaint seeks an unspecified amount of damages on behalf of purchasers of our securities between March 25, 2013 and August 18, 2015. On January 15, 2016, the plaintiff filed an amended complaint that asserted similar claims, but that seeks damages on behalf of purchasers of our securities between February 12, 2014 and August 18, 2015. On February 26, 2016, we filed a motion to dismiss the amended complaint. We believe this claim is without merit and intend to contest it vigorously. We believe that expenses incurred and any payments due as a result of this claim will be covered under our directors and officers liability insurance policy, subject to deductibles and the terms and limit of the coverage.

General

From time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including environmental, contract, employment claims, product liability and warranty claims, and claims related to modification and adjustment or replacement of product surfaces sold. While the outcome of these other claims cannot be predicted with certainty, we do not believe that any such claims will have a material adverse effect on us, either individually or in the aggregate. See Note 10 of the notes to the financial statements included elsewhere in this annual report.

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

a.     Offer and Listing Details

Our ordinary shares have been trading on the Nasdaq Global Select Market under the symbol “CSTE” since March 2012. The following table sets forth the high and low sales prices for our ordinary shares as reported by the Nasdaq Global Select Market, in U.S. dollars, for 2015, 2014, 2013 and 2012, each quarter during such years and the most recent six months prior to the filing of this annual report:

	Nasdaq Global Select Market
Annual	High	Low
	(price per ordinary share)
2015	72.01	28.92
2014	63.92	42.25
2013	52.45	16.15
2012 (beginning on March 22, 2012)	17.39	10.08

	Nasdaq Global Select Market
Quarterly	High	Low
	(price per ordinary share)
First Quarter 2016 (through February 24, 2016)	43.22	27.31
Fourth Quarter 2015	43.52	30.81
Third Quarter 2015	72.01	28.92
Second Quarter 2015	69.3	55.74
First Quarter 2015	66.27	55.95
Fourth Quarter 2014	63.92	44.93
Third Quarter 2014	53.67	42.51
Second Quarter 2014	59.32	44.10
First Quarter 2014	61.91	42.25

	Nasdaq Global Select Market
Most Recent Six Months	High	Low
	(price per ordinary share)
February 2016	38.49	27.31
January 2016	43.22	31.56
December 2015	43.52	37.9
November 2015	42.42	34.5
October 2015	38.3	30.81
September 2015	43.15	28.92

        b.     Plan of Distribution

Not applicable.

c.     Markets

See “—Offer and Listing Details” above.

d.     Selling Shareholders

Not applicable.

e.     Dilution

Not applicable.

f.      Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

a.     Share Capital

Not applicable.

b.     Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 35,190,255 are issued and outstanding as of February 24, 2016.

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

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each of member of the board of directors have in the offer or stems therefrom.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control (See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Audit committee—Approval of transactions with related parties” for a definition of means of control) of the other party to the merger or any one on their behalf including their relatives (See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—External directors—Qualifications of external directors” for a definition of relatives) or corporations controlled by any of them, vote against the merger.

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

Listing

Our ordinary shares are listed on the Nasdaq Global Select Market under the symbol “CSTE.”

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

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location in This Annual Report
Agreements with Kibbutz Sdot-Yam	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam.”
Unsigned draft letter agreement between the Registrant and Mikroman Madencilik San ve TIC.LTD.STI	“ITEM 3: Key Information—Risk Factors— We may encounter significant delays in manufacturing if we are required to change the suppliers for the quartz used in the production of our products.”
Letter Agreement between the Registrant and Polat Maden Sanayi ve Ticaret A.S.	“ITEM 3: Key Information—Risk Factors— We may encounter significant delays in manufacturing if we are required to change the suppliers for the quartz used in the production of our products.”
Agreements with Breton S.p.A. (Italy)
“ITEM 3: Key Information—Risk Factors— If demand for our products continues to grow, we may need to further expand our manufacturing facilities in the United States. If we fail to achieve this further expansion, we may be unable to grow our business and revenue, maintain our competitive position or improve our profitability.”

2011 Incentive Compensation Plan, as amended	“ITEM 6: Directors, Senior Management and Employees—Compensation of Officers and Directors—Equity incentive plan.”
Compensation Policy, as amended	”ITEM 6: Directors, Senior Management and Employees— Board Practices –Compensation Committee.”
Form of Indemnification Agreement	“ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of officer holders.”
Registration Rights Agreement	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.”
Extension of Registration Rights Agreement	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.”

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

General corporate tax structure in Israel

Israeli companies are subject to corporate tax that have been fluctuating during the last few years. Corporate tax rate was 25% in 2010, 24% in 2011, 25% in 2012 and 2013, 26.5% in 2014 and 2015, and 25% in 2016 and thereafter. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are subject to tax at the prevailing corporate tax rate.

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

Law for the Encouragement of Capital Investments, 1959

The Israeli Investment Law provides different benefits to “Approved Enterprise”, “Beneficiary Enterprise” and “Preferred Enterprise”.

The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Economy and Industry of the State of Israel (the “Investment Center”), be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its sources of capital, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits generated from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

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

The Encouragement of Industrial Research and Development Law, 5744-1984

The Israeli law under which the OCS of the Ministry of Economy and Industry of the State of Israel grants are made, limits our ability to manufacture products, or transfer technologies developed using these grants outside of Israel. If we were to seek approval to manufacture products, to consummate a merger or acquisition transaction with a non-Israeli third party or to transfer technologies developed using these grants outside of Israel, we could be subject to additional royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal charges. We believe that our planned construction of a new production facility in the United States will not subject us to any royalty payment obligations or require us to refund any grants because our OCS grants financed our development of a product that has not been commercialized and will not be manufactured at the U.S. production facility. In addition, based on OCS statements, we believe that our OCS funding is exempted from royalty payment obligations. During2013, and 2012, we recognized OCS grants of $0.01 million, and $0.3 million, respectively. Our relevant program with the OCS ended in 2013.

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

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (24% in 2011, 25% in 2012 and 2013, 26.5% in 2014 and 2015 and 25% in 2016 and thereafter). As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our securities is taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

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

Based on the composition of our income, the composition and estimated fair market value of our assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2015 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2016. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

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

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this website at http://www.sec.gov. As permitted under Nasdaq Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our website at we will post our annual reports filed with the SEC on our website at http://www.caesarstone.com. The information contained on our website is not part of this or any other report filed with or furnished to the SEC. We will also furnish hard copies of such reports to our shareholders free of charge upon written request.

i.      Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The majority of our revenues are denominated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 22.1%, 24.0%, and 25.2%, of our revenues in 2015, 2014 and 2013, respectively. Sales in Canadian dollars accounted for 14.2%, 12.9% and 13.8% of our revenues in 2015, 2014 and 2013, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in U.S. dollars, NIS and euros, and a smaller proportion in Australian and Canadian dollars. As a result, a revaluation of the NIS, or to a lesser extent, the euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar		Canadian dollar against U.S. dollar		NIS against U.S. dollar		Euro against U.S. dollar
2013	(6.4)%		(2.9)%		6.8%		3.4%
2014	(6.7)%		(6.7)%		1.1%		0.0%
2015	(16.6	) %	(13.5	) %	(8.1	) %	(16.5	) %

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $8.9 million in 2015.

An appreciation of NIS relative to the U.S. dollar, would increase our revenues generated in Israel. However, our operating costs denominated in U.S. dollars would increase to a greater extent, resulting in lower operating income. As a result, assuming a 10% increase in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would decrease by $5.5 million in 2015.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $4.7 million in 2015.

Assuming a 10% increase in the euro relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $2.0 in 2015.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our most significant exposure as of December 31, 2015, relates to a potential change in the exchange rate of the Australian dollar and NIS, and to a lesser extent the Canadian dollar relative to the U.S. dollar. Assuming a 10% decrease in the Australian dollar and the NIS relative to the U.S. dollar, and assuming no other changes, our finance expenses would have increased by $2.8 million and $1.7 million, respectively, in 2015 due to our current net liability position denominated in these currencies. A 10% decrease in the Canadian dollar relative to the U.S. dollar would have impact of $0.4 million based on our December 31, 2015 net asset position in this currency. The euro has an immaterial impact.

We use forward contracts to manage currency risk with respect to those currencies in which we generate revenues or incur expenses. Beginning in July 2012, when we changed our functional currency to the U.S. dollar, we have used Australian/U.S. dollar, Euro/U.S. dollar and U.S. dollar/Canadian dollar forward contracts along with U.S. dollar/NIS and Euro/U.S. dollar options. Prior to July 2012, we used Australian dollar/NIS, Euro/NIS and Canadian dollar/NIS forward contracts. The derivatives instruments partially offset the impact of foreign currency fluctuations. We may in the future use derivative instruments to a greater extent or engage in other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks. Currency instruments other than our US dollar/NIS forward contracts are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. Therefore, we have been incurring financial loss or income as a result of these derivatives.

As of December 31, 2015, we had the following foreign currency hedge portfolio (U.S. dollar in thousands):

		USD/NIS	USD/CAD	EUR/USD	AUD/USD	TOTAL

Buy forward contracts	Notional	—	8,187	31,843	—	40,030
	Fair value	—	749	(5)	—	744
	Average rate	—	1.27	1.09	—
Sell forward contracts	Notional	749	—	—	29,467	30,216
	Fair value	20	—	—	55	75
	Average rate	4.00	—	—	0.73
Buy put options	Notional	57,749	—	—	1,583	59,332
	Fair value	699	—	—	0	699
	Average rate	3.82	—	—	0.70
Sell call options	Notional	55,702	—	—	1,686	57,388
	Fair value	(879)	—	—	(0)	(879)
	Average rate	3.95	—	—	0.75
Total notional value		114,200	8,187	31,843	32,736	186,966
Total fair value		$(160)	$749	$(5)	$55	$639

For the year ended December 31, 2015, net embedded gains on our foreign currency open derivative transactions were $0.6 million. For the year ended December 31, 2014, net embedded losses on our foreign currency open derivative transactions were $0.4 million. For the year ended December 31, 2013, net embedded gains on our foreign currency derivatives transactions totaled $1.6 million for open derivative transactions. For the year ended December 31, 2015, our finance income generated from derivatives including the impact of the foreign exchange rate revaluation were $0.5 million.  For the year ended December 31, 2014, our finance income generated from derivatives including the impact of the foreign exchange rate revaluation were $0.6 million. For the year ended December 31, 2013, our finance income generated from derivatives and foreign exchange rate transactions were $0.4 million.

Interest rates

We had cash and short-term bank deposits totaling $62.8 million at December 31, 2015. Our cash, cash equivalents and short term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Initial Public Offering

The effective date of the registration statement (File no. 333-179556) for our IPO of ordinary shares, par value NIS 0.04, was March 21, 2012. The offering commenced on March 6, 2012 and was closed on March 27, 2012. We issued a total of 7,659,000 ordinary shares with aggregate proceeds of $84.2 million (including the over-allotment option granted to the underwriters) at a price per share of $11.00.

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

ITEM 15: Controls and Procedures

(a)            Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2015 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)           Attestation report of the registered public accounting firm. Our independent registered public accounting firm has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

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

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

Our board of directors has determined that each of Ofer Borovsky and Irit Ben-Dov qualifies as an “audit committee financial expert,” as defined by the rules of the SEC, and have the requisite financial experience required by the Nasdaq rules. In addition, Mr. Borovsky and Ms. Ben-Dov are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under Nasdaq rules.

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

Waivers of our code of ethics may only be granted by the board of directors. Any amendments to this Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2015.

ITEM 16C: Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2015	2014
	(in thousands of U.S. dollars)
Audit fees(1)	$685	$505
Audit-related fees(2)	73	146
Tax fees(3)	151	80
All other fees(4)	30	101
Total	$939	$832

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2015 and 2014, and its internal control over financial reporting as of December 31, 2015, certain procedures regarding our quarterly financial results submitted on Form 6-K, fees related to public offering, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees relate to assurance and associated services that are traditionally performed by the independent auditor, including fees related to 2014 follow-on offerings.
(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

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

ITEM 16E: Purchases of Equity Securities by the Company and Affiliated Purchasers

On February 9, 2016, our board of directors approved a program for us to repurchase up to $40 million of our outstanding ordinary shares.

Share repurchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with all applicable securities laws and regulations, including, without limitation, Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The repurchase program does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.

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

We rely on this “foreign private issuer exemption” and follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under the Nasdaq rules. At an adjourned meeting, any number of shareholders constitutes a quorum. This quorum requirement is based on the default requirement set forth in the Companies Law. We submitted a letter to the Nasdaq Global Select Market from our outside counsel in connection with this item prior to our IPO in March 2012.

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
Yosef Shiran
Chief Executive Officer

Date: March 7, 2016

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended on February 21, 2014 (4)
1.2	Memorandum of Association of the Registrant (2) ∞
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.3	Agreement by and between Mikroman Madencilik San ve TIC.LTD.STI and the Registrant, dated September 27, 2010 (1) ∞
4.4	Summary of draft agreement between the Registrant and Mikroman Madencilik San ve TIC.LTD.STI for 2016 *
4.5	2011 Incentive Compensation Plan, as amended
4.6	Form of Indemnification Agreement (3)
4.7	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.8	Addendum, dated February 13, 2012, to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.9	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.10	Addendum, dated July 2015, to the Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011∞
4.11	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 2015∞
4.12	Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.13	Addendum, dated February 13, 2012 to the Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.14
Registration Rights Agreement, by and among the Registrant, Kibbutz Sdot-Yam, Tene Quartz Surfaces Investments Limited Partnership and Tene Quartz Surfaces Investments (Parallel) Limited Partnership, dated July 21, 2011 (3)

4.15
Extension of Registration Rights Agreement, by and among the Registrant, Kibbutz Sdot-Yam, Tene Quartz Surfaces Investments Limited Partnership and Tene Quartz Surfaces Investments (Parallel) Limited Partnership, dated February 13, 2012 (3)

4.16	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (3) ∞
4.17	Compensation Policy of Caesarstone Sdot-Yam Ltd., as amended
4.18	Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 (5) *
4.19	USA Plant Exercise Notice, dated November 6, 2013, pursuant to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 (5)*
4.20	Addendum, dated February 12, 2014, to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 and to the USA Plant Exercise Notice, dated November 6, 2013 (5)*
4.21	Agreement for the Supply of Bretonstone Slab Plants, dated June 5, 2014 (5)*
4.22	Agreement between the Registrant and Polat Maden Sanayi ve Ticaret A.S. dated March 6, 2016 *
8.1	List of Subsidiaries of the Registrant(5)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young global)
15.2	Consent of Grant Thornton Audit Pty Ltd.
15.3	Consent of Freedonia Custom Research, Inc.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Previously filed with the Securities and Exchange Commission on March 19, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 6, 2012 pursuant to a registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on February 16, 2012 pursuant to a registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on May 13, 2014 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(5)	Previously filed with the Securities and Exchange Commission on March 12, 2015 pursuant to an annual report on Form 20-F and incorporated by reference herein.

*
Portions of this exhibit were omitted and a complete copy of each agreement has been provided separately to the Securities and Exchange Commission pursuant to the Company’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

∞	English translation of original Hebrew document

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CAESARSTONE SDOT-YAM LTD.

We have audited the accompanying consolidated balance sheets of Caesarstone Sdot-Yam Ltd. and subsidiaries (the "Company") as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Caesarstone Australia Pty Limited, a wholly-owned subsidiary, which statements reflect total assets constituting 10% in 2015 and 11% in 2014and total revenues constituting 22%, 24% and 30% of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria), and our report dated March 7, 2016, expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv	KOST FORER GABBAY & KASIERER
March 7, 2016	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CAESARSTONE SDOT-YAM LTD.

We have audited Caesarstone Sdot-Yam Ltd. and subsidiaries'  internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Caesarstone Sdot Yam’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Caesarstone Australia Pty Ltd.  a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 10% and 22%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015. The effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, based on our audit and the report of the other auditors, Caesarstone Sdot Yam maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the 2015 consolidated financial statements of Caesarstone Sdot- Yam, Ltd. and subsidiaries and our report dated March 7, 2016 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 7, 2016	A Member of Ernst & Young Global

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2015	2014

ASSETS

Current assets:
Cash and cash equivalents		$62,747	$42,280
Short-term bank deposits		60	12,047
Trade receivables (net of allowance for doubtful accounts of $1,221 and $2,225 at December 31, 2015 and 2014, respectively)		59,185	56,217
Other accounts receivable and prepaid expenses	3	32,230	22,729
Inventories	4	95,479	80,212

Total current assets		249,701	213,485

Long-term assets:
Severance pay fund		3,296	3,744
Other long-term receivables	10	6,616	-
Long-term deposits and prepaid expenses		1,987	759

Property, plant and equipment, net	5	225,438	172,993

Other intangibles assets	6	6,883	10,059

Goodwill	7	35,821	37,960

Total assets		$529,742	$439,000

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2015	2014

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank credit	8	$3,241	$-
Trade payables		46,382	59,430
Related party and other loan	13	3,251	3,975
Accrued expenses and other liabilities	9	27,986	25,774

Total current liabilities		80,860	89,179

Long-term liabilities:
Long-term loan and financing leaseback from a related party	13	8,472	8,993
Accrued severance pay		4,309	4,217
Long-term warranty provision		934	1,145
Phantom share based payment	2(u)	148	805
Legal settlements and loss contingencies long term	10	11,190	-
Deferred tax liabilities, net	11	14,767	4,935

Total long-term liabilities		39,820	20,095

Redeemable non-controlling interest	2(v)	8,841	8,715

Commitments and contingent liabilities	10
Equity:	12
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2015 and 2014; 35,294,755 and 35,132,127 shares issued and outstanding at December 31, 2015 and 2014, respectively		370	369
Additional paid-in capital		142,765	139,964
Accumulated other comprehensive loss, net		(1,892)	(534)
Retained earnings		258,978	181,212

Total equity		400,221	321,011

Total liabilities and equity		$529,742	$439,000

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2015	2014	2013

Revenues	$499,515	$447,402	$356,554
Cost of revenues	299,290	257,751	194,436

Gross profit	200,225	189,651	162,118
Operating expenses:
Research and development	3,052	2,628	2,002
Marketing and selling	59,521	55,870	51,209
General and administrative	36,612	36,111	32,904
Legal settlements and loss contingencies, net	4,654	-	-

Total operating expenses	103,839	94,609	86,115

Operating income	96,386	95,042	76,003
Finance expenses, net	3,085	1,045	1,314

Income before taxes on income	93,301	93,997	74,689
Taxes on income	13,843	13,738	10,336

Net income	$79,458	$80,259	$64,353

Net income attributable to non-controlling interest	1,692	1,820	1,009

Net income attributable to controlling interest	$77,766	$78,439	$63,344

Basic net income per share of ordinary shares	2.21	2.25	1.83

Diluted net income per share of ordinary shares	2.19	2.22	1.80

Weighted average number of ordinary shares used in computing basic income per share (in thousands)	35,253	34,932	34,667
Weighted average number of ordinary shares used in computing diluted income per share (in thousands)	35,464	35,394	35,210

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Net income	$79,458	$80,259	$64,353

Other comprehensive loss before tax:
Foreign currency translation adjustments	(5,023)	(4,227)	(6,182)
Unrealized income (loss) on foreign currency cash flow hedge	1,590	(1,562)	-
Income tax benefit related to components of other comprehensive income	509	846	855

Total other comprehensive loss, net of tax	(2,924)	(4,943)	(5,327)

Comprehensive income	76,534	75,316	59,026
Less: comprehensive income attributable to non-controlling interest	(126)	(1,091)	(519)

Comprehensive income attributable to controlling interest	$76,408	$74,225	$58,507

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Common Stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net(1)	Total equity

Balance as of January 1, 2013	34,365,250	360	135,437	79,603	8,517	223,917

Other comprehensive loss	-	-	-	-	(4,837)	(4,837)
Net income	-	-	-	63,344	-	63,344
Equity-based compensation expense related to employees	-	-	2,514	-	-	2,514
Cashless exercise of options	374,065	4	(4)	-	-	-
Dividend	-	-	-	(20,149)	-	(20,149)
Compensation paid by a former shareholder (2)	-	-	810	-	-	810

Balance as of December 31, 2013	34,739,315	364	138,757	122,798	3,680	265,599

Other comprehensive loss	-	-	-	-	(4,214)	(4,214)
Net income	-	-	-	78,439	-	78,439
Equity-based compensation expense related to employees	-	-	1,212	-	-	1,212
Cashless exercise of options	392,812	5	(5)	-	-	-
Dividend	-	-	-	(20,025)	-	(20,025)
Balance as of December 31, 2014	35,132,127	$369	$139,964	$181,212	$(534)	$321,011

Other comprehensive loss	-	-	-	-	(1,358)	(1,358)
Net income	-	-	-	77,766	-	77,766
Equity-based compensation expense related to employees (3)	-	-	2,802	-	-	2,802
Cashless exercise of options	162,628	1	(1)	-	-	-

Balance as of December 31, 2015	35,294,755	$370	$142,765	$258,978	$(1,892)	$400,221

(1)	Accumulated other comprehensive income (loss), net, comprised of foreign currency translation and hedging transactions.

(2)	A bonus paid by the Company's former shareholder to certain of its employees.

(3)	See also note 12

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities:

Net income	$79,458	$80,259	$64,353

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	22,334	17,176	14,994
Share-based compensation expense	2,293	2,642	2,514
Accrued severance pay, net	540	(26)	(64)
Changes in deferred tax, net	7,051	(2,580)	674
Capital gains	-	-	(22)
Compensation paid by a former shareholder	-	-	810
Foreign currency translation gains	-	-	(132)
Increase in trade receivables	(2,968)	(3,913)	(8,238)
Decrease (increase) in other accounts receivable and prepaid expenses	(3,069)	1,393	(7,419)
Increase in inventories	(15,267)	(22,345)	(7,317)
Increase (decrease) in trade payables	(8,659)	1,811	9,351
Increase (decrease) in warranty provision	(447)	(4)	401
Increase in legal settlements and loss contingencies, net	4,654	-	-
Increase (decrease) in accrued expenses and other liabilities including related party	(259)	1,611	5,765

Net cash provided by operating activities	85,661	76,024	75,670

Cash flows from investing activities:

Redemption of (investment in) short-term deposits	11,987	57,953	(26,300)
Acquisition of the business of Prema Asia Marketing PTE Ltd. (see also Note 1(b))	-	(150)	-
Purchase of property, plant and equipment	(76,495)	(86,373)	(27,372)
Decrease (increase) in long-term deposits	(1,228)	844	(405)

Net cash used in investing activities	(65,736)	(27,726)	(54,077)

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS-

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from financing activities:

Dividends paid	$-	$(20,025)	$(20,149)
Repayment of long-term loans	-	-	(5,372)
Short-term bank credit and loans, net	3,241	(5,454)	206
Repayment of a financing leaseback	(1,092)	(1,192)	(1,149)

Net cash provided by (used in) financing activities	2,149	(26,671)	(26,464)

Effect of exchange rate differences on cash and cash equivalents	(1,607)	(1,595)	(1,914)

Increase (decrease) in cash and cash equivalents	20,467	20,032	(6,785)
Cash and cash equivalents at beginning of year	42,280	22,248	29,033

Cash and cash equivalents at end of year	$62,747	$42,280	$22,248

Cash received (paid) during the year for:

Interest paid	$(180)	$(141)	$(946)

Interest received	$45	$46	$420

Tax paid	$(16,372)	$(16,744)	$(9,434)

Non cash activitiy during the year for:

Changes in trade payables balances related to purchase of property, plant and equipment	$(4,389)	$6,992	$4,880

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-      GENERAL

a.	General:

Caesarstone Sdot-Yam Ltd., incorporated under the laws of the State of Israel, was founded in 1987. The company and its subsidiaries (collectively, the "Company" or "Caesarstone") manufacture high quality engineered quartz surfaces sold under the Company's premium Caesarstone brand. The Company's products consist of engineered quartz slabs that are currently sold in over 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling end markets and in the new buildings construction market. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

The Company has subsidiaries in Australia, Singapore, Canada and the United Staets which are engaged in the marketing and selling of the Company's products in different geographic areas. In addition, the Company established Caesarstone Technologies USA, Inc. during 2012 which is engaged in the manufacturing of the Company's products in the United States and commenced its operation during 2014.

b.	Acquisition of the business of Prema Asia Marketing PTE Ltd. ("Prema"):

The Company entered into an agreement on October 1, 2011 pursuant to which it acquired the operations for the distribution of Caesarstone's products in Singapore from the Company's former distributor in Singapore. Under the terms of the agreement, the Company paid approximately $500 upon closing, $300 based on a formula that includes the number of slabs sold in Singapore during 2011 out which $150 was paid in 2012 and additional $150 was paid in 2014.

c.	Major suppliers:

In 2015, the Company acquired approximately 71% of its quartz consumption from Turkey, of which approximately 41% was supplied by Mikroman Madencilik San ve TIC.LTD.STI ("Mikroman"), constituting approximately 29% of Compnay’s total quartz, and approximately 36% was supplied by Polat Maden Sanayi ve Ticaret A.Ş. (“Polat”), constituting approximately 25% of Company’s total quartz. If Mikroman or Polat cease supplying the Company with quartz or if the Company's supply of quartz generally from Turkey is adversely impacted, the Company's other suppliers may be unable to meet the Company's quartz requirements. In that case, the Company would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of the Company's products. As a result, the Company may experience a delay in manufacturing, which could materially and adversely impact the Company's results of operations.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

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

The Company's revenues are generated in U.S. dollars (USD), Australian dollars, Canadian dollars, Euros and New Israeli Shekels (NIS). In addition, most of the Company's costs are incurred in USD, NIS, Euros, Australian dollars, Canadian dollars and Singapore dollars.

The Company’s management believes that the USD is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the USD.

The functional currency of the majority of the Company's foreign subsidiaries is the local currency in which it operates.

Accordingly, monetary accounts maintained in currencies other than the USD are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses resulting from the re-measurement of monetary balance sheet items denominated in non-USD currencies are reflected in the statements of operations as financial income or expenses as appropriate.

The financial statements of the Company’s subsidiaries of which the functional currency is not the USD have been translated into dollars. All amounts on the balance sheets have been translated into the USD using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the USD using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. Inter-company transactions and balances, including profit from inter-company sales not yet realized outside of the Company, have been eliminated upon consolidation.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

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

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments during the periods, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted salary expenses denominated in NIS.

These forward contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match the underlying transactions being hedged.

As of December 31, 2015 and 2014, the unrealized gain (loss) recorded in accumulated other comprehensive income from the Company's currency forward NIS transactions were $20 and ($1,334), respectively. At December 31, 2015 and 2014, the notional amounts of foreign exchange forward contracts which the Company entered into were $749 and $12,925, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Derivatives (Cont.):

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and options contracts to limit its exposure to foreign currencies. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2015 and 2014, the notional amount of foreign exchange forward and option contracts into which the Company entered was $186,217 and $86,639, respectively. The foreign exchange forward and options contracts will expire at various times through November, 2016.

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance Sheet	Fair Value of Derivative Instruments
		Year ended December 31,
		2015	2014
Derivative Assets:

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	$2,040	$2,479

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other accounts receivable and prepaid expenses	$20	$-

Total		$2,060	$2,479

Derivative Liabilities

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts payable and accrued expenses	$(1,421)	(1,453)

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other accounts payable and accrued expenses	$-	$(1,447)

Total		$(1,421)	$(2,900)

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Derivatives (Cont.):

	Gain (loss) Recognized in Other Comprehensive Income, net		Gain (loss) Recognized in Statements of Operations
	Year ended December 31,		Statements of Operations	Year ended December 31,
	2015	2014	Item	2015	2014

Derivatives designated as hedging instruments :
Foreign exchange forward contract	$20	$(1,334)	Operating expenses	$(1,364)	$(834)

Derivatives not designated as hedging instruments:
Foreign exchange forward and options contracts	-	-	Financial expenses, net	3,242	(153)

Total	$20	$(1,334)		$1,878	$(987)

g.	Inventories:

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

Work-in-progress and finished products - are based on standard cost (which approximates actual cost on a weighted average basis) which includes raw materials cost, labor and manufacturing overhead.

Finished goods are stated at the lower of cost or market.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories (Cont.):

The following table provides the details of the change in the Company's provision for inventory:

	December 31,
	2015	2014

Inventory provision, beginning of year	$7,724	$6,268
Increase in inventory provision	1,708	1,707
Write off	(447)	(251)

Inventory provision, end of year	$8,985	$7,724

h.	Property, plant and equipment, net:

1.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

2.
Costs recorded prior to a production line completion are reflected as construction in progress, which are recorded to land, building and machinery assets at the date of purchase. Construction in progress includes direct expenditures for the construction of the production line and is stated at cost. Capitalized costs include costs incurred under the construction contract: advisory, consulting and direct internal costs (including labor) and operating costs incurred during the construction and installation phase.

3.	Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Machinery and manufacturing equipment	4-33
Office equipment and furniture	7-33
Motor vehicles	10-30
Buildings	4-5
Leasehold improvments	Over the shorter of the term of the lease or the life of the asset

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment, net (Cont.):

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

The Company's long-lived assets, tangible and finite-lived intangible assets (other than goodwill), are reviewed for impairment in accordance with Accounting Standard Codification 360 "Property, Plant and Equipment" ("ASC 360") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses were identified during any period presented.

In addition to the recoverability assessment, the Company routinely reviews the remaining estimated useful lives of property and equipment and finite-lived intangible assets. If the Company reduces the estimated useful life assumption for any asset, the remaining unamortized balance would be amortized or depreciated over the revised estimated useful life.

j.	Goodwill and other intangibles assets:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition. Under Accounting Standard Codification 350, "Intangibles-Goodwill and Other" ("ASC 350") goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

In the evaluation of goodwill for impairment, the Company has the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If under the quantitative assessment the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, must be measured under step two of the impairment analysis.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Goodwill and other intangibles assets (Cont.):

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

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently, if impairment indicators are present. The Company operates in one operating segment. Each of the Company's subsidiaries could be considered to be reporting units; however, the Company concluded that all of the Company's components should be aggregated and deemed as a single reporting unit for the purpose of performing the goodwill impairment test in accordance with ASC 350-20-35-35, since they have similar economic characteristics.

Goodwill was tested for impairment by comparing its fair value with its carrying value. As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that market place participants would consider in determining the fair value of reporting unit. No impairment of goodwill was identified during any period presented.

Acquired intangible assets other than goodwill are amortized over their weighted average amortization period unless they are determined to be indefinite. Acquired intangible assets are carried at cost, less accumulated amortization. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish the carrying value. The fair value of acquired intangible assets is determined using common techniques, and the Company employs assumptions developed using the perspective of a market participant.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Warranty (Cont.):

The following table provides the details of the change in the Company's warranty accrual:

	2015	2014

January 1,	$2,620	$2,624
Charged to costs and expenses relating to new sales	1,091	1,154
Costs of product warranty claims	(1,195)	(989)
Foreign currency translation adjustments	(343)	(169)

December 31,	$2,173	$2,620

l.	Revenue recognition:

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

For certain revenue transactions with a specific customer, the Company is responsible also for the fabrication and installation of its products. The Company recognizes such revenues upon receipt of acceptance evidence from the end consumer which occures upon completeion of the installation.

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns in accordance with ASC 605, “Revenue Recognition”, which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

m.	Research and development costs:

Research and development costs are charged to the statement of income as incurred.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Income taxes:

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

The Company accounts for its uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its tax expenses.

o.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2015, 2014 and 2013 were $22,380, $18,557 and $16,589, respectively.

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

No customer represented 10% or more of the Company’s total revenue during the years ended December 31, 2015, 2014 and 2013.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Concentrations of credit risk (cont.):

The following table provides the detail of the change in the Company's provision for doubtful debts:

	2015	2014

January 1,	$2,225	$1,898
Charges to expenses	(340)	974
Write offs	(524)	(544)
Foreign currency translation adjustments	(140)	(103)

December 31,	$1,221	$2,225

q.	Severance pay:

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

Further, since the Company has signed agreements with its employees under section 14, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance pay expenses for the years ended December 31, 2015, 2014 and 2013 amounted to approximately $499, $455 and $456, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Fair value of financial instruments:

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

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1-	Quoted prices in active markets for identical assets or liabilities.

Level 2-	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3-	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Fair value of financial instruments (Cont.):

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents the Company's assets and (liabilities) measured at fair value on a recurring basis at December 31, 2015 and 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivative assets	$-	$2,060	$-	$2,060
Foreign currencies derivative liabilities	$-	$(1,421)	$-	$(1,421)

Total	$-	$639	$-	$639

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivative assets	$-	$2,479	$-	$2,479
Foreign currencies derivative liabilities	$-	$(2,900)	$-	$(2,900)

Total	$-	$(421)	$-	$(421)

The carrying amounts of financial instruments not measured at fair value, including cash and cash equivalents, short-term bank deposits, trade receivables, trade payables and short term loans, approximate their fair value due to the short-term maturities of such instruments. The carrying amount of long-term loans approximates their fair value.

s.	Basic and diluted net income per share:

Basic net income per share ("Basic EPS") is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Basic and diluted net income per share (Cont.):

Diluted net income per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. For the year ended December 31, 2015 there were 786,900 outstanding stock options that were excluded from the computation of Diluted EPS, that would have had an anti dilutive effect if included.  For the years ended December 31, 2014 and 2013 no outstanding options were excluded from the computation of Diluted EPS.

t.	Comprehensive income and accumulated other comprehensive income:

Comprehensive income consists of two components, net income and other comprehensice income ("OCI"). OCI refers to revenue, expenses, and gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Company’s OCI consists of foreign currency translation adjustments from those subsidiaries not using the USD as their functional currency and net deferred gains and losses on certain derivative instruments accounted for as cash flow hedges.

The total accumulated other comprehensive income ("AOCI"), net was comprised as follows:

	December 31,
	2015	2014

Accumulated losses on derivative instruments	$20	$(1,334)
Accumulated foreign currency translation differences	(1,912)	800

Total accumulated other comprehensive income, net	$(1,892)	$(534)

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Comprehensive income and accumulated other comprehensive income (Cont.):

The following table summarizes the changes in AOCI, net of taxes for the year ended:

	Unrealized gains (losses) on derivative instruments	Accumulated foreign currency translation differences	Total

Balance at December 31, 2013	$-	$3,680	$3,680
Other comprehensive income (loss) before reclassifications	(2,168)	(2,880)	(5,048)
Amounts reclassified from AOCI	834	-	834

Net current period OCI	(1,334)	(2,880)	(4,214)

Balance at December 31, 2014	$(1,334)	$800	$(534)

Other comprehensive income (loss) before reclassifications	(10)	(2,712)	(2,722)
Amounts reclassified from AOCI	1,364	-	1,364

Net current period OCI	1,354	(2,712)	(1,358)

Balance at December 31, 2015	$20	$(1,912)	$(1,892)

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Comprehensive income and accumulated other comprehensive income (Cont.):

The following table shows the amounts reclassified from AOCI into the Consolidated Statements of Operations, and the associated financial statement line item, for 2015 and 2014:

Affected line item in the consolidated statement of income	2015	2014

Cost of revenues	$1,105	$692
Research and development	27	17
Marketing and selling	109	67
General and administrative	123	58
	$1,364	$834

u.	Accounting for stock-based compensation:

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

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Accounting for stock-based compensation (Cont.):

1.	Cont.

The exercise price of each option is generally the fair market value on the date of the grant. Options generally become exercisable over approximately three to four-year period, subject to the continued employment of the employee. All options expire 7 years from the date of grant. In addition, commencing in 2015 the Company granted certain of its employees and officers with restricted stock units ("RSUs"). RSUs vest over an approximate four year period of employment from the grant date. The RSUs are measured at the grant date based on the market value of Company's common stock. RSUs that are cancelled or forfeited become available for future grants.

In 2015, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

2015

Dividend yield	0%
Expected volatility	41.1%
Risk-free interest rate	1.2%
Expected life (in years)	3.98

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

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Accounting for stock-based compensation (Cont.):

2.	Phantom share based payment:

During 2014, the Company granted several of its employees a right to a bonus payment based on an increase in the Company’s share value (the "phantom award") under which the employees are entitled to receive in cash or shares the difference between exercise price, subject to adjustments for dividend distributions made until the actual payment of the bonus and the value of the Company’s ordinary shares with such bonus right vesting over a four-year period on an annual basis.

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

On October 27, 2015, the Company's board of directors approved the grant of stock options and RSUs as a partial replacement for the phantom awards previously granted during 2014.

A change in the terms or conditions of the phantom awards is accounted for as a modification under ASC 718. On the date of modification, the amounts previously recorded as a share-based compensation liability are reclassified and recorded as a component of equity by a credit to additional paid-in capital. The Company reclassified $195 pursuant to the modification. Any incremental fair value, if any, of the modified award over the fair value of the original award immediately before its terms are modified is recognized over the remaining requisite service period.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Accounting for stock-based compensation (Cont.):

The Company estimated the fair value of the remaining phantom awards, using the binominal option pricing model with the following weighted average assumptions:

	December 31,
	2015	2014

Dividend yield	0%	0%
Expected volatility	39.2%	45.0%
Risk-free interest rate	1.8%	1.9%
Expected life (in years)	5.2	6.3

As of December 31, 2015 and 2014 , the Phantom liability balance was $538 and $1,555, respectively, and there was $52 of total unrecognized compensation cost related to the phantom award.

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

The following table provides a reconciliation of the redeemable non-controlling interest:

	December 31,
	2015	2014	2013

Beginning of the year	$8,715	$7,624	$7,106
Net income attributable to non-controlling interest	1,692	1,820	1,009
Foreign currency translation adjustments	(1,566)	(729)	(491)

Redeemable non-controlling interest - end of the year	$8,841	$8,715	$7,624

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Capitalized software costs:

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

x.	Contingencies:

The Company is involved in various product liability, commercial, government investigations, environmental claims and other legal proceedings that arise from time to time in the course of business. The Company records accruals for these types of contingencies to the extent that the Company concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Company will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. The Company records anticipated recoveries under existing insurance contracts that are probable of occurring at the amount that is expected to be collected. Legal costs are expensed as incurred.

y.	Impact of recently issued accounting standards

1.
In May 2014, the FASB issued ASU No. 2014-09 related to revenue recognition. This new standard will replace all current GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition guidance provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. In 2015, the FASB issued guidance to defer the effective date to fiscal years beginning after December 15, 2017 with early adoption for fiscal years beginning December 15, 2016. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Impact of recently issued accounting standards (Cont.):

2.
In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330), Simplifying the Measurement of Inventory”. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU is applicable to inventory that is accounted for under the first-in, first-out method and is effective for reporting periods after December 15, 2016, with early adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

3.
In November 2015, the FASB issued ASU No. 2015-17 related to balance sheet classification of deferred taxes. The new guidance requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on Company's consolidated financial statements.

4.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) that will supersede current guidance related to accounting for leases. The guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The standard will be effective for the first interim period within annual periods beginning after December 15, 2018, with early adoption permitted. The standard is required to be adopted using the modified retrospective approach. The Company is evaluating the impact that adopting this guidance will have on its consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2014

Prepaid expenses	$1,760	$2,296
Government authorities	10,459	5,765
Deferred tax assets	11,249	8,384
Advances to suppliers	2,976	2,480
Derivatives	2,060	2,479
Other receivables (see also note 10)	3,726	1,325

	$32,230	$22,729

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-	INVENTORIES

	December 31,
	2015	2014

Raw materials	$24,218	$15,439
Work-in-progress	1,422	726
Finished goods	69,839	64,047

	$95,479	$80,212

NOTE 5:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:
Machinery and manufacturing equipment, net(1)	$218,610	$173,937
Office equipment and furniture	12,757	8,633
Motor vehicles	855	948
Buildings and leasehold improvements	99,607	77,281
Prepaid expenses related to operating lease(2)	939	939

	332,768	261,738

Accumulated depreciation	107,330	88,745

Depreciated cost	$225,438	$172,993

(1)	Presented net of investment grants received in 2004, 2005 and 2006 years, in the total amount of $7,200.

(2)
Until 2012, the Company leased land from the Israel Lands Administration ("ILA") for its Bar-Lev    manufacturing facility. The lease term started on February 6, 2005. The lease is for an initial non-cancellable term of 49 years, with a renewal option of an additional 49 years. The Company analyzed the conditions set forth in ASC 840-10 and classified the land as an operating lease (since the land is not transferred to the Company at the end of the lease nor is there any option to buy the land from the ILA at any point). All payments on account of the initial term were paid in advance (based on discounted values) at the beginning of the lease, and included in the minimum lease payments to be amortized. The prepaid expenses are amortized through the term of the lease, based on the straight-line method (including the bargain renewal option term). See also note 13(d).

In 2014, the Company derecognized fully depreciated property, plant and equipment that will not be used, in a total amount of $2,003.

Depreciation expense were $19,243, $13,974 and $11,626 for the years ended December 31, 2015, 2014 and 2013, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	OTHER INTANGIBLES ASSETS

	December 31,
	2015	2014
Original amounts:

Non-compete agreement	$1,453	$1,672
Distribution relationships	1,594	1,698
Customer relationships	5,910	6,588
Distribution agreement	14,606	14,616

	23,563	24,574
Accumulated amortization:

Non-compete agreement	(1,434)	(1,646)
Distribution relationships	(1,305)	(1,311)
Customer relationships	(4,962)	(4,458)
Distribution agreement	(8,979)	(7,100)

	(16,680)	(14,515)

Total other intangibles assets	$6,883	$10,059

(1)	Amortization expense amounted to $3,091, $3,202 and $3,368 for the years ended December 31, 2015, 2014 and 2013, respectively.

(2)	Estimated amortization expenses for the following years as of December 31, 2015:

2016	$2,338
2017	2,304
2018	2,241
$6,883

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2014 are as follows:

Balance as of December 31, 2013	$39,702

Foreign currency translation adjustments	(1,742)

Balance as of December 31, 2014	$37,960

Foreign currency translation adjustments	(2,139)

Balance as of December 31, 2015	$35,821

NOTE 8:-	SHORT-TERM BANK CREDIT

a.	Short-term bank credit and loans are classified as follows:

		Weighted average interest
	Currency	December 31,		December 31,
		2015	2014	2015	2014
		%

Short-term bank credit	CAD	3.04	-	$3,241	$-

b.
As of  December 31, 2015 and 2014, the Company had short-term and revolving credit lines of approximately $11,785 (out of which $3,241 million were utilized as presented in the table above) and $9,863 (none of which were utilized), respectively, from Israeli and Canadian banks. The Company's current credit lines, if not extended, will expire in December, 2016 in Israeli banks and in July, 2016 in Canadian bank.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2015	2014

Employees and payroll accruals	$10,438	$10,582
Accrued expenses	7,138	7,394
Advances from customers	574	42
Taxes payable	2,647	1,915
Warranty provision	1,239	1,475
Derivatives	1,421	2,900
Phantom share based payment	390	750
Legal settlements and loss contingencies (see also note 10)	3,647	-
Other	492	716

	$27,986	$25,774

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

Claim by former South African distributor

In December 2007, the Company terminated its agency agreement with its former South African agent, World of Marble and Granite (“WOMAG”), on the basis that WOMAG had breached the agreement. In the same month, the Company filed a claim for NIS 1.0 million (approximately $257) in the Israeli District Court in Haifa based on such breach. WOMAG has contested jurisdiction of the Israeli District Court, but subsequent appellate courts have dismissed WOMAG’s claims. In January 2008, WOMAG filed suit in South Africa seeking EURO 15.7 million (approximately $17,060). In September 2013, the South African Court determined that since a proceeding on the same facts was pending before another court (lis alibis pendens), the South African Court will stay the matter until the conclusion of the Israeli action. In December 2013, the magistrate’s court in Israel held that the Company was not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. As the district court dismissed the Company’s appeal of the decision of the magistrate’s court, the Company has agreed with WOMAG to submit the matter to arbitration, which is to take place in South Africa in 2016. In October 2015, WOMAG amended its claim, seeking a reduced amount of approximately EURO 7.1 million (approximately $7,727) and approximately South Africa RAND 43.7 million (approximately $2,808). Although the Company intends to vigorously defend the case in the South African court, the Company believes it has provided an adequate reserve for this claim.

Claims related to alleged silicosis injuries

Overview

The Company is subject to a number of claims in Israel mainly by fabricators or their employees alleging that they contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting Company's products.

Individual Claims

As of December 31, 2015, the Company is subject to 71 pending claims of bodily injury that have been in Israel since 2008 against the Company directly, or that have named the Company as third-party defendant by fabricators or their employees in Israel, by the injured's successors, by the State of Israel or by others (see also table below).  The Company have also received nine pre-litigation demand letters on behalf of certain fabricators in Israel. Each of the claims named other defendants, such as fabricators that employed the plaintiffs, the Israeli Ministry of Industry, Trade and Employment, distributors of the Company's products, insurance companies and insurance brokers.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Claims related to alleged silicosis injuries  (Cont.):

Individual Claims (Cont.):

Various arguments are raised in the claims, including among others product liability arguments and failure to provide warnings regarding the risks associated with silica dust generated by the fabrication of the Company's products. Most of the claims do not specify a total amount of damages sought, as the plaintiff’s future damages will be determined at trial; A claim filed with the Magistrates court in Israel is limited to a maximum of NIS 2.5 million (approximately $641) plus any fees, and among the 71 pending claims filed against the Company in Israel, 45 claims were filed in the Magistrates court. A claim filed in  the District court is not subject to such limitation. As a result, there is uncertainty regarding the total amount of damages that may ultimately be claimed.

During 2015, the Company reassessed the expected outcome of the individual product liability claims following Company's consent to several settlements. In addition the Company entered into an agreement with the State of Israel, with the approval of it’s insurance carriers, related to product liability individual claims (not including the claim seeking class action status).  Under the agreement, without admitting any liability, the Company and the State of Israel has agreed to cooperate in dealing with the claims. If either the Company or the State of Israel is found liable for damages, the Company has agreed to an apportionment of those damages. Based on the above, the Company assessed, based also on its legal advisors’ opinion, that contingent losses related to the product liability individual claims are probable, pursuant to ASC 450, an accrual has been recorded for the loss contingencies related to such claims.

In order to reasonably estimate the losses in the product liability claims, the Company performed a case-by-case analysis of the relevant facts with its legal advisors. The Company will continue to regularly monitor changes in facts for each individual claim and will update its best estimate if required. Accordingly, the Company recorded during 2015 a reserve for the product liability individual claim of $14,837, of which $3,647 is reported in accrued expenses and other liabilities and $11,190 is in long-term liabilities based on the expected timing of each claim will be resolved.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Individual Claims (Cont.):

A summary of cumulative silicosis product liability claims activity follows:

	2015	2014	2013
Open claims, January 1	54	27	20
New claims	19	28	8
Settled and dismissed claims	(2)	(1)	(1)
Open claims, December 31	71	54	27

The Company maintains insurance for product liability claims, including silicosis claims. The Company has purchased insurance policies for the period from 2008-2015 from several insurance carriers that provide coverage for product liability losses, subject to certain terms and conditions, and the related defense costs up to a certain limit per policy year.

The Company records insurance receivables for the amounts that are covered by insurance less deductibles. During 2015, as in prior years, Company's insurance carriers made payments to all settled product liability claims and for related defense costs. The Company paid the deductible amounts for the settled claims per policy.

The collectability of the Company's insurance receivables is regularly evaluated and the amounts recorded are probable of collection. This conclusion is based on analysis of the terms of the underlying insurance policies, experience in successfully recovering individual product liability claims from Company's insurers, the financial ability of the insurance carriers to pay the claims and the relevant facts and applicable law.

As of December 31, 2015, the insurance receivable is $10,183, of which $3,567 is reported in the other accounts receivable and prepaid expenses and $6,616 is in other long-term receivables.

The difference between individual claims liability and related insurance recievables  is recorded in the legal settelments and loss contingencies in the amount of $4,654, which reflects the deductible amounts and claims not covered.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Individual Claims (Cont.):

December 2013 Judgment

In December 2013, a judgment was entered by the Central District Court of Israel in one of the lawsuits, according to which the Company was found to be comparatively liable for 33% of the plaintiff's total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence, and on the Israeli Ministry of Industry at 27%. The total damages of the plaintiff (before the reduction of contributory damages) were found by the court to be NIS 5.3 million (approximately $1,400). Since the plaintiff received payments from the National Insurance Institute (“NII”),  such payments were subtracted from the total damages after reduction of the damages contributed to the plaintiff's contributory negligence. However, under Israeli law, under certain condition a plaintiff may be awarded as compensation from third party injurers, other than his employer, at least 25% of the damages claimed even if the payments that the plaintiff received from the NII equal to or exceed the actual damages of the plaintiff after deducting his contributory liability. Accordingly, in the above claim, the court awarded the plaintiff additional compensation of approximately NIS 800,000 (approximately $206) plus legal fees and expenses, which reflected 25% of the plaintiff actual damages, after deducting the plaintiff's contributory negligence. After giving effect to the Israeli Ministry of Industry’s comparative responsibility, the total liability imposed on the Company in this case was NIS 436,669 (approximately $112) plus the claimant’s legal expenses.  Such amount was fully paid by Company's insurer in January 2014 (apart from Company's deductible). The Company, as well as the Israeli Ministry of Industry and the plaintiff, appealed the judgment to the Israeli Supreme Court.

During 2015, the Supreme Court accepted the request of the parties (other than the distributor) to cancel all the findings made by the District Court, except for its decision not to impose liability on the distributor, which will be subject  to a further hearing at the Supreme Court. As part of the cancelation of the District Court's judgment, out of court settlements were reached between the parties.

Class Action

In April 27, 2014, a lawsuit by single plaintiff and a motion for the recognition of this lawsuit as a class action was filed against the Company in the Central District Court in Israel. The plaintiff alleges that, if the lawsuit is recognized as a class action, the claim against the Company is estimated to be NIS 216 million (approximately $55,356). In addition, the claim includes an unstated sum in compensation for special and general damages.

The Company intends to vigorously contest recognition of the lawsuit as a class action and to defend the lawsuit on its merits, although, considering the preliminary stage of this lawsuit, there can be no assurance as to the probability of success or the range of potential exposure, if any. As of December 31, 2015, no provision was provided for the loss contingencies.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Individual Claims (Cont.):

Arbitration proceeding with Microgil Agricultural Cooperative Society Ltd.

In November 2011, Kfar Giladi and Microgil (the “claimants”), initiated arbitration proceedings against the Company that commenced in April 2012. The claimants filed a claim against the Company in arbitration for NIS 232.8 million ($59.7 million) for alleged damages and losses incurred by them in connection with a breach of Processing Agreement by the Company. In August 2012, the Company filed a claim against the claimants in arbitration for NIS 76.6 million ($19.6 million) for damages incurred by the Company in connection with claimants malfunctioning operations, breach of the agreement and the understanding between the parties regarding the agreement after it was terminated, inventory which was not returned to the Company and was unaccounted for and an unpaid loan, which was granted by the Company to the claimants.

The arbitration arises out of a dispute related to the Processing Agreement that the Company entered into with the claimants in June 2006 pursuant to which the claimants committed to establish a production facility at their own expense within 21 months of the date of the Processing Agreement to process quartz for the Company and for other potential customers. Pursuant to the Processing Agreement, the Company committed to pay fixed prices for quartz processing services related to agreed-upon quantities of quartz over a period of ten years from the date set for the claimants to commence operating the production facility. The Company estimates that the total amount of such payments would have been approximately $55,000. It is Company’s position that the production facility established by the claimants was not operational until approximately two years after the date required by the Processing Agreement. As a result, the Company was unable to purchase the minimum quantities set forth in the Processing Agreement and therefore acquired the quantities of ground quartz needed from other quartz suppliers.

In January 2012, claimants notified that they had closed their production facility as a result of Compnay’s breach of the Processing Agreement. It is Company’s position that the Processing Agreement was terminated by the Company following it’s breach by the claimants. The Company contends that the purchases of ground quartz in 2010 and 2011 were made pursuant to new understandings reached between the parties and not pursuant to the Processing Agreement. The claimants alleged that the Processing Agreement was still in effect and that the Company did not meet the contractual commitments under the Processing Agreement to order the minimum annual quantity. In addition, once production began, the Company contends that the claimants failed to consistently deliver the required quantity and quality of ground quartz as agreed by the parties.

The Company also contends that the claimants are responsible for not returning unprocessed quartz that the Company provided to them, including quartz that is currently in the claimants’ possession and additional quartz that is unaccounted for.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Arbitration proceeding with Microgil Agricultural Cooperative Society Ltd. (Cont.)

In November 2015, the claimants filed a motion to require the Company to deposit a bond in the amount of NIS 100 million (approximately $25.6 million) and asking for an injunction to prevent the disposition of assets, plants and equipment valued at no less than NIS 149.2 million (approximately $38.2 million), in order to ensure their ability to collect the compensation they may be eligible to receive as a result of the arbitration.

The Company believes that such motion is groundless and applied for its dismissal, however there can be no assurance that such motion shall be dismissed. The Company intends to defend the arbitration vigorously and to seek damages from the claimants for damage caused.

Claim by the Israel Ministry of the Protection of the Environment

In January 2010, the Israel Ministry of the Protection of the Environment ("IMPE") ordered the Company to remove sludge waste that was disposed of in 2009 in a number of locations in northern Israel claiming that such disposal was unlawful. The Company has engaged in discussions with the IMPE with respect to which sites will require waste removal. The Company performed a feasible and practical clean-up project and currently in the opinion that its clean-up project was sufficient and it has no further exposure in this respect.

The Company has also been required by the IMPE to comply with the applicable requirements under the law and regulations related to styrene gas emission at both of its plants in Israel. In December 2013, the Company completed the installation of a system in its Bar-Lev manufacturing facility to reduce styrene emission and following which the Company has better control of the styrene emission in the Bar-Lev manufacturing facility and the Company presented to IMPE a plan to further improve its control of styrene emission and comply with the styrene gas emission standards With respect to the Sdot-Yam manufacturing facility the IMPE has summoned the Company in January 2014 to a hearing to address allegations that, based on the IMPE’s procurement of several gas emission samplings, the Company exceeded the air ambient standards. Following the hearing, and although the IMPE acknowledged that the Company was in the process of installing measures to comply with the styrene gas emission standards, the IMPE decided to recommend the conducting of  investigation with respect to the allegation that the Company exceeded from the threshold of styrene air ambient standards during 2013. During 2014, applied measures to correct the styrene air ambient standards which the Company believe should conclusively solve any exceeded emission of styrene gas. In 2015, the Company continued to control styren emission levels through strict maintenance and compliance with work processes. However, the IMPE has recently indicated that it intends to conduct unannounced inspections of the Company’s facilities and if not fully complied with the styrene emission standards, Compnay’s business license may be revoked, facilities may be shutdown and the Company may be subject to civil and criminal sanctions.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Other Regulation

Legal Procedure and a hearing by the Israeli Ministry of Economy and Industry with respect to Israeli Hours of Work and Rest Law, 1951 and the employment of Jewish employees on Saturdays.

The Company is subject to the Israeli Hours of Work and Rest Law, 1951 ("Rest Law"), which forbids the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the Israeli Ministry of Economy and Industry. Company's employees, including Jewish and other employees, work in three shifts a day of an average length of eight hours each, seven days a week. On September 20, 2014, an inspection of the Israeli Ministry of Economy and Industry in the Bar-Lev manufacturing facility has found three Jewish employees employed on a Saturday. Following this inspection the Company was summoned to a hearing by the Israeli Ministry of Economy and Industry.  On January 24, 2016, the Company received a permit to from the Israeli Ministry of Economy and Industry to employ Jewish employees on Saturdays and Jewish holidays in Sdot-Yam facility, effective until December 31, 2017. In Bar-Lev facility, the Jewish employees do not work on Saturdays and Jewish holidays, while the non-Jewish employees are employed on such days. If the Company is deemed to be in violation of the rest law, the Company and its officers may be exposed to administrative and criminal liabilities, including fines.

Securities Class Action Claim

On August 25, 2015, a purported purchaser of Company’s ordinary shares filed a proposed class action in the United States District Court for the Southern District of New York asserting, among other things, that the Company and two of its officers violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b–5 promulgated under the Exchange Act, by allegedly making false and misleading statements about the Company’s business. The complaint seeks an unspecified amount of damages on behalf of purchasers of Company’s securities between March 25, 2013 and August 18, 2015. On January 15, 2016, the plaintiff filed an amended complaint that asserted similar claims, but that seeks damages on behalf of purchasers of the Company’s securities between February 12, 2014 and August 18, 2015. On February 26, 2016, the Company filed a motion to dismiss the amended complaint. Expenses incurred as a result of this claim will be covered under the Company’s directors and officers liability insurance policy, subject to deductible and to coverage terms and limits. Although the early stages of the claim and the inability to estimate the Company's exposure thereunder, if any, the Company believes this claim is without merit and intends to contest it vigorously.

From time to time, the Company is involved in other legal proceedings and claims in the ordinary course of business related to a range of matters. While the outcome of these other claims cannot be predicted with certainty, the Company's management does not believe that any such claims or all of them together will have a material effect on the Company's consolidated financial statements.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Operating lease commitments:

The land and certain of the Company's facilities and vehicles are leased under operating lease agreements. Future minimum lease commitments under non-cancellable operating leases for the specified periods ending after December 31, 2015 are as follows:

2016	$13,075
2017	11,698
2018	10,040
2019	8,593
2020	6,617
2021 and thereafter	46,266

Total	$96,289

Lease expenses, for the years ended December 31, 2015, 2014 and 2013 were approximately $12,109, $11,545 and $12,608, respectively.

c.	Purchase obligation:

The Company's significant contractual obligations and commitments as of December 31, 2015 are summarized in the following table:

2016 (1)	$3,808
2017 and thereafter	-

$3,808

(1)	Consists of purchase obligations to certain suppliers.

d.	Pledges and guarantees:

1.
As of December 31, 2015, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $1,210, related to facilities, vehicle leases and other miscellaneous guarantees.

2.
Company's credit facilities provided by banks in Israel are secured with a “Negative floating pledge”, whereby  the Company committed not to pledge or charge and not to undertake to pledge or charge its general floating assets.

3.	To secure the Company's liabilities to a bank in Canada, Caesarstone Canada Inc. has provided a security interest on certain of its inventory and other tangible and intangible assets.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate:

The corporate tax rate in Israel was 26.5% in 2015 and 2014, and 25% in 2013.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate) which consists of the reduction of the corporate tax rate from 26.5% to 25%, effective January 1, 2016.

2.	Foreign Exchange Regulations:

Commencing in taxable year 2014, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Foreign Tax Regulations. Under the Foreign Exchange Regulations, an Israeli company must calculate its tax liability in U.S. Dollars according to certain orders and then translated into NIS according to the exchange rate as of December 31st of each year. For taxable years up to 2013, the Company measured its taxable income and filed its tax returns in NIS.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

a.	Israeli taxation (Cont.):

4.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

According to the Law for the Encouragement of Capital Investments, 1959 (the "Encouragement Law"), the Company is entitled to various tax benefits by virtue of the "Preferred Enterprise" status granted to its enterprises, in accordance with the Encouragement Law.

The Company chose to be taxed according to the  "Preferred Enterprise" track under Amendment No. 68 to the Encouragement Law (the "Amendment No. 68"). In order to implement Amendment No. 68 and to be taxed under the "Preferred Enterprise" track, the Company waived the tax benefits of the previous tracks -"Approved Enterprise" and "Beneficiary Enterprise" - under the Encouragement Law, starting from the 2011 tax year.

 The principal benefits by virtue of the Encouragement Law are the following:

Tax benefits and reduced tax rates under the Preferred Enterprise track:

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

3.
At least 25% of the industrial enterprise's overall revenues during the tax year were generated from the enterprise's sales in a specific market with a population of at least 14 million starting from 2012 tax year.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

a.	Israeli taxation (Cont.):

The tax rate on preferred income form a Preferred Enterprise in 2014 and onwards is 16%  and in development area A - 9%. In 2013, the tax rate on preferred income from a Preferred Enterprise is 12.5%  and in development area A - 7%.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20% from 2014 and onwards (or a reduced rate under an applicable double tax treaty). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

Since the Company chose to apply the provisions of Amendment No. 68, by submitting the waiver form before June 30, 2015, the Company is eligible to distribute taxed earnings derived from a Beneficiary Enterprise and/or Approved Enterprise to an Israeli company without being subject to withholding tax.

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

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

a.	Israeli taxation (Cont.):

Conditions for entitlement to benefits:

The above mentioned benefits are contingent upon the fulfillment of the conditions stipulated by the Encouragement Law, regulations published thereunder and the letters of approval for the investments in the Preferred Enterprises, as discussed above. Non-compliance with the conditions may cancel all or part of the benefits and require a refund of the amount of the benefits, including interest. The Company's management believes that the Company is meeting the aforementioned conditions.

Of the Company's retained earnings as of December 31, 2015, approximately $19,828 is tax-exempt earnings attributable to its Approved Enterprise programs and $15,494 is tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 26.5% as of December 31, 2015). Under the Encouragement Law, tax-exempt income generated under the Beneficiary Enterprise status or the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law. The Company's policy is not to distribute such dividends from tax-exempt income derived from Approved/Beneficiary Enterprises.

As of December 31, 2015, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $5,254. If income attributed to the Beneficiary Enterprise would have been distributed as a dividend, including upon liquidation, the Company would have incurred a tax liability of approximately $4,106. These amounts would be recorded as an income tax expense in the period in which the Company decides to declare the dividend.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

b.	Non-Israeli subsidiaries taxation:

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.
Statutory tax rates for Non-Israeli subsidiaries are as follows:
Company incorporated in United States - 40% tax rate.
Company incorporated in Australia - 30% tax rate.
Company incorporated in Singapore - 17% tax rate.
Company incorporated in Canada – 26.39% tax rate.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company's foreign subsidiaries (excluding the Company's subsidiary in Canada). The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2015	2014
Deferred tax assets (liability):

Intangible assets	$-	$110
Other temporary differences (1)	6,349	5,636
Temporary differences related to inventory	1,755	637
Phantom award	21	53
Unrealized profit from sales to subsidiary	4,944	3,355
Less-valuation allowance	(310)	(331)
Total net deferred tax assets	12,759	9,460

Deferred tax liabilities
Property and equipment	(13,734)	(3,081)
Intangible assets	(2,486)	(2,910)
Other temporary differences	(141)	(20)

Total deferred tax liabilities	(16,361)	(6,011)

Deferred tax assets (liability), net	$(3,602)	$3,449

(1)	Deriving mainly from the following - provision for bad debts, labor provisions, warranty provision and related party liability for tax purposes.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

c.	Deferred income taxes (Cont.):

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

d.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2015	2014	2013

Income before taxes on income	$93,301	$93,997	$74,689

Statutory tax rate in Israel	26.5%	26.5%	25%

Income taxes at statutory rate	$24,725	$24,909	$18,672

Increase (decrease) in tax expenses resulting from:
Tax benefit arising from reduced rate as an "Approved Enterprise"	(13,232)	(12,482)	(11,267)
Non-deductible expenses, net	1,073	856	1,274
Adjustment for change in tax law	-	-	575
Decrease in taxes resulting from tax settlement with tax authorities	(513)	(286)	-
Tax adjustment in respect of foreign subsidiaries' different tax rates	693	634	741
Uncertain tax position	1,034	146	219
Changes in valuation allowance	(21)	(66)	97
Others	84	27	25

Income tax expense	$13,843	$13,738	$10,336

Effective tax rate	15%	15%	14%

Per share amounts (basic) of the tax benefit resulting from an "Approved Enterprise"	$(0.38)	$(0.36)	$(0.32)
Per share amounts (diluted) of the tax benefit resulting from an "Approved Enterprise"	$(0.37)	$(0.35)	$(0.32)

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

e.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2015	2014	2013

Domestic	$81,020	$82,670	$65,657
Foreign	12,281	11,327	9,032

	$93,301	$93,997	$74,689

f.	Tax expenses on income are comprised as follows:

	Year ended December 31,
	2015	2014	2013

Current taxes	$6,792	$16,318	$10,119
Deferred taxes	7,051	(2,580)	217

	$13,843	$13,738	$10,336

Domestic	$9,892	$9,646	$6,395
Foreign	3,951	4,092	3,941

	$13,843	$13,738	$10,336

g.	Tax assesments:

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2015:

Israel 2012-present
Australia 2011-present
Canada 2010-present
United States 2012-present
Singapore 2011-present

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

The balances at December 31, 2015 and 2014 include a liability for unrecognized tax benefits of  $1,442 and $417, respectively, for tax positions which are uncertain of being sustained. The accruals are with respect to the eligibility of certain income sources to the reduced tax rates under the Company's Approved Enterprise, Beneficiary Enterprise, and Preferred Enterprise programs as well as with respect to some expenses, which deduction for tax purposes is uncertain.

The Company recognizes interest and penalties related to income taxes in its tax expense line in its consolidated statements of income. The Company had approximately $37 and $20 accrued for interest payments as of December 31, 2015 and 2014, respectively.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2013	$1,084

Increases in tax positions for current year	151
Addition of tax position of prior years	68
Foreign currency adjustments	92

Gross tax liabilities at December 31, 2013	1,395

Increases in tax positions for current year	146
Addition of tax position of prior years	(1,076)
Foreign currency adjustments	(48)

Gross tax liabilities at December 31, 2014	417

Increases in tax positions for current year	493
Addition of tax position of prior years	541
Foreign currency adjustments	(9)

Gross tax liabilities at December 31, 2015	$1,442

The Company believe that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, The Company could be required to adjust the provision for income taxes in the period such resolution occurs. The Company does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2015 and 2014:

	Authorized		Issued and outstanding
	December 31,		December 31,
	2015	2014	2015	2014

Shares of NIS 0.04 par value:

Ordinary shares	200,000,000	200,000,000	35,294,755	35,132,127

b.	Ordinary shares-ordinary shares confer on their holders voting rights and the right to receive dividends.

c.	Dividends:

The Company paid dividends in the amount of $0, $20,025 and $20,149, in 2015, 2014 and 2013, respectively, out of non-tax exempt profit under the Approved Enterprise orbeneficiary enterprise.

d.	Compensation plan:

On January 1, 2011, the Board of Directors adopted the Caesarstone Sdot-Yam 2011 Incentive Compensation Plan pursuant to which non-employee directors, officers, employees and consultants may receive stock options and RSUs exercisable for ordinary shares, if certain conditions are met.

In December 2015, Company's Board of Directors approved an amendment to the 2011 Incentive Compensation Plan increasing the number of ordinary shares that may be granted under such plan by 900,000 shares.

As of December 31, 2015, there were 1,040,585 options and restricted stock units (RSUs) outstanding under the plan and 1,304,910 shares available or reserved for future issuance under the plan.

As of December 31, 2015, there was $9,743 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the Company's stock option plan. That cost is expected to be recognized over a weighted-average period of 1.38 years.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Compensation plan (Cont.):

The following is a summary of activities relating to the Company’s stock options granted to employees under the Company’s plan during the year ended December 31, 2015:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	401,295	$10.09
Granted	784,000	37.92
Exercised	(193,029)	9.85
Forfeited	(6,781)	9.85
Outstanding - end of the year	985,485	$32.28	$10,899
Options exercisable at the end of the year	103,747	$37.66	$589
Vested and expected to vest	985,485	$32.28	$10,899

The weighted average fair value of options granted during 2015 was $12.32. The intrinsic value of options exercised during 2015 was $6,465.

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal 2015 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount changes based on the fair market value of the Company’s ordinary shares.

The following is a summary of activities relating to the Company’s RSUs granted to employees under the Company’s plan during the year ended December 31, 2015:

	Number of RSUs	Weighted average fair value	Aggregate intrinsic value

Outstanding - beginning of the year	-	$-
Granted	55,100	$35.04
Exercised	-	$-
Forfeited	-	$-
Outstanding - end of the year	55,100	$35.04	$2,387
RSUs exercisable at the end of the year	-	$-	$-
Vested and expected to vest	55,100	$35.04	$2,387

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Compensation plan (Cont.):

The awards outstanding as of December 31, 2015 have been separated into ranges of exercise price, as follows:

	Awards outstanding			Awards exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$0.01 (RSUs)	55,100	6.83	$0.01	-	-	-
$9.85	181,485	3.22	$9.85	3,747	3.22	9.85
$14.69	20,000	3.84	$14.69	10,000	3.84	14.69
$34.60	404,000	6.82	$34.60	-	-	-
$41.37-42.96	380,000	6.73	$41.45	90,000	6.71	41.37
	1,040,585			103,747

Compensation expenses related to options and RSUs granted were recorded in the consolidated statements of operations, as follows:

	December 31,
	2015	2014

Cost of revenues	$121	$75
Research and development expenses	96	52
Selling and marketing expenses	259	210
General and administrative expenses	2,131	875

Total	$2,607	$1,212

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN

The Company's controlling shareholder, Kibbutz Sdot-Yam, established Caesarstone in 1987 and has an ownership interest in the Company of approximately 32.4%, as of December 31, 2015. Caesarstone is party to a series of agreements with the Kibbutz that govern different aspects of the Company's relationship and are described below.

a.	Manpower Agreement with Kibbutz:

On July 2011, the Company entered into a manpower agreement with Kibbutz Sdot-Yam for a term of 10 years that will be automatically renewed, unless one of the parties gives six months’ prior notice, for additional one-year periods.

On July 30, 2015, following the approval of Company's audit committee, compensation committee and board of directors, Company's shareholders approved an addendum to the Manpower Agreement by and between Kibbutz Sdot-Yam and the Company, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, for an additional three-year term as of the date of the shareholders’ approval.

Under the manpower agreement and its addendum, Kibbutz Sdot-Yam will provide the Company with labor services staffed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (“Kibbutz Appointees”). The consideration to be paid for each Kibbutz Appointee will be based on the Company's total cost of employment for a non-Kibbutz Appointee employee performing a similar role. The number of Kibbutz Appointees may change in accordance with the Company's needs. Under the manpower agreement, the Company will notify Kibbutz Sdot-Yam of any roles that require staffing, and if the Kibbutz offers candidates with skills similar to other candidates, the Company will give preference to hiring of the relevant Kibbutz members. Kibbutz Sdot-Yam is entitled under this agreement, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee of manpower services through his or her employment by Kibbutz Sdot-Yam and require such appointee to become employed directly by the Company.

The Company will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with the Company. The Company will provide up to NIS 250,000 ($64) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. The Company will also implement a policy that prioritizes the hiring of such young Kibbutz members as the Company's employees upon their graduation. The manpower agreement and addendum also includes Kibbutz Sdot-Yam’s obligation to customary liability, insurance, indemnification and confidentiality and intellectual property provisions. Office holders who are Kibbutz Appointees shall have all benefits applicable to Company's other office holders, including without limitation, directors’ and officers’ liability insurance, and Company's indemnification and exemption undertaking.

Manpower service fees were $3,425, $3,939 and $3,857 for the years ended December 31, 2015, 2014 and 2013, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

b.	Services from the Kibbutz:

On July 20, 2011 the Company signed a service agreement with the Kibbutz that was further amended on February 13, 2012 (the “original services agreement”). Pursuant to the agreement, the Kibbutz provided various services related to Company’s operational needs. The original services agreement also outlined the distribution mechanism between the Company and Kibbutz Sdot-Yam, for certain expenses and payments due to local authorities, such as taxes and fees in connection with Company’s business facilities. The agreement expired on March 21, 2015.

On July 30, 2015, following the approval of the audit committee and the board, Company’s shareholders approved an amended services agreement (the “amended services agreement”). Under the amended services agreement, Kibbutz Sdot-Yam will continue to provide various services it provides in the ordinary course of our business, for a period of three years commencing as of the date of approval by the shareholders. The amended services agreement grants Kibbutz Sdot-Yam a right of first refusal with respect to such services following a review procedure that the Company is entitled to conduct once a year. Under this review procedure, the Company may seek independent third-party proposals through a competitive bidding process, in order to verify that the Kibbutz’s services are provided at market terms. The amount that the Company pays to Kibbutz Sdot-Yam under the amended services agreement depends on the scope of services the Company will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from Kibbutz Sdot-Yam, considering its physical proximity to Company’s manufacturing plant in Sdot-Yam and its expertise. The amounts the Company pays for the services are subject to certain adjustments for increases in the Israeli consumer price index. In addition, the amended services agreement grants Kibbutz Sdot-Yam the right to adjust the rates of the metal workshop services and the meals it provides to Company’s employees once a year, in the event that raw material prices related to such services significantly increase during the term of the agreement. In such case, the Company is entitled to conduct a review procedure with respect to such services, in which the Kibbutz shall have the right of first refusal to provide the services on terms identical to the best terms offered to the Company by a third party bidder. Each party may terminate such agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-days’ prior notice.

The Company's service fees to the Kibbutz pursuant to the original and amended services agreements were $1,806, $2,118 and $ 2,112 for the years ended December 31, 2015, 2014 and 2013, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

c.	Land Use Agreement with the Kibbutz:

The Company's principal offices and research and development facilities, as well as one of its two manufacturing facilities, are located on the grounds of the Kibbutz and include  buildings spaces of approximately 30,744 square meters and unbuilt areas of approximately 60,870 square meters.

The Company signed a land use agreement with the Kibbutz, which has a term of 20 years commencing on April 1, 2012. Under the land use agreement, Kibbutz Sdot-Yam permits the Company to use approximately 100,000 square meters of land, consisting of facilities and unbuilt areas, in consideration for an annual fee of NIS 12.9 million (approximately $3,500) in 2013, (this amount do not include approximately NIS 62,000 (approximately $18) for an additional area that the Company has leased on the grounds of Kibbutz Sdot-Yam due to the Company's needs and Kibbutz Sdot-Yam's consent under the same terms as the land use agreement), plus VAT, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011.

The annual fee may be adjusted after January 1, 2021 (or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the Israeli land authorities or Caesarea Development Corporation Ltd.) and every three years thereafter, if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel ("Bank Leumi"). Under the land use agreement, the Company may not terminate the operation of either of its two production lines at its plant in Kibbutz Sdot-Yam as long as the Company continues to operate production lines elsewhere in Israel, and its headquarters must remain at Kibbutz Sdot-Yam. The Company may also not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the land use agreement; however, it may submit a written request to Kibbutz Sdot-Yam to return certain lands. Kibbutz Sdot-Yam will have three months to accept or reject such request, in its sole discretion, provided that if it does not respond within such three-month period, the Company will be entitled to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. In such event, the Company will continue to be liable to Kibbutz Sdot-Yam with respect to such lands.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

c.	Land Use Agreement with the Kibbutz (Cont.):

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

Starting from January 1, 2014 the Company is making use as needed of additional office space in Kibbutz Sdot-Yam of approximately 400 square meters, for an annual payment of NIS 77,956 (approximately $20) in 2014 and annual payment of NIS 116,643 (approximately $30) in 2015. Such additional area shall be used by the Company as long as needed and under the same terms as the land use agreement. Starting from September 2014, the Company uses an additional approximately 9,000 square meters based on its needs and Kibbutz Sdot-Yam’s consent under the same terms as the land use agreement, for an additional monthly fee of NIS 10,000 (approximately $3) which is not based on the original rates. However, the Company has the right to return these premises to Kibbutz Sdot-Yam earlier, following a 90-day prior written notice.

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

Pursuant to agreement for arranging for additional accord between the Company and Kibbutz Sdot-Yam dated July 20, 2011, if the Company wishes to acquire or lease any additional lands, whether on the grounds of the Company's Bar-Lev manufacturing facility, or elsewhere in Israel, for the purpose of establishing new plants or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities’ structure on such land at its own expense in accordance with the Company's needs; (ii) the Company will perform any necessary building adjustments at the Company's expense; and (iii) Kibbutz Sdot-Yam will lease the land and the facility to the Company under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price. In addition, under this agreement, Kibbutz Sdot-Yam has agreed not to compete with the Company as long as it holds more than 10% of the Company's shares. This agreement terminates on October 20, 2017.

Pursuant to the above agreement, the Company has entered into an agreement with Kibbutz Sdot-Yam dated August 6, 2013, under which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near the Company's Bar-Lev facility, which the Company required in connection with the construction of the fifth production line at the Company's Bar-Lev manufacturing facility,  leased it to the Company for a monthly fee of approximately NIS 70,000 (approximately $18).

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

c.	Land Use Agreement with the Kibbutz (Cont.):

Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to Company’s plans, (iii) build a warehouse according Company’s plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The finance of the building of the warehouse will be made through a loan that  will be granted by the Company to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 5.3% a year. On November 30, 2015 the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to the Company. As of December 31, 2015, the construction of the warehouse has not started yet.

Pursuant to an agreement dated January 4, 2012, for the settlement of reimbursement for building expenses incurred by the Company from January 2012, NIS 82,900 (approximately $24) and NIS 43,000 (approximately $12) will not be included in the land use fees until the year 2020 and was not included for the years until 2015, respectively.

The Company's payments pursuant to the land use agreement totaled $3,564, $3,847 and $3,702 for the years ended December 31, 2015, 2014 and 2013, respectively.

d.	Land Purchase Agreement and Leaseback:

Pursuant to a land purchase and leaseback agreement, dated as of March 31, 2011, as amended on February 13, 2012, between the Company and Kibbutz Sdot-Yam, the Company completed the selling of the rights in the lands and facilities of the Bar-Lev Industrial Center (the "Bar-Lev Grounds") to Kibbutz Sdot-Yam in consideration for NIS 43.7 million (approximately $10,900). The land purchase agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam will permit the Company to use the Bar-Lev Grounds for a period of 10 years commencing on September 2012 that will be automatically renewed, unless the Company gives two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million (approximately $1,100) to be linked to increases in the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

d.	Land Purchase Agreement and Leaseback (Cont.):

The Company's equipment that resides within the premises is considered integral equipment (as defined in ASC 360-20-15-4) due to the significant costs involved in relocating such equipment. Since the Company did not sell this equipment to Kibbutz Sdot-Yam as part of the transaction, the transaction is considered a partial sale and leaseback of real estate. As a result, the transaction does not qualify for "sale lease-back" accounting (as it is a failed sale from an accounting perspective) and the Company recorded the entire amount received as consideration as a liability while the land and building will remain on its books until the end of the lease term under the provisions of ASC 840-40. If amounts to be paid under the arrangement were to be accreted as a liability based on the Company's incremental borrowing rate, the resulting liability would not cover the anticipated depreciated cost of the building and land at the end of the lease (thereby creating a built-in loss).

The entire amount that was paid was accreted to the full anticipated book value of the land and building at the end of the lease term using a higher effective interest rate that will equalize the amounts paid to the full anticipated book value of the land and building at the end of the lease. As of December 31, 2015, the Company’s liability as a result of this transaction is in the amount of $9,647.

The financing leaseback from related party mature as follows, as of December 31, 2015:

2016	$521
2017	554
2018	588
2019	624
2020	663
2021 and thereafter	6,697
$9,647

The balance at December 31, 2015 and 2014, includes $905 and $1,001  of deferred tax assets on the Company liability and a $1,065 and $1,050  deferred tax liability on the buildings depreceiation during the next  years due to temporary differences between the carrying amounts of the property and the liability for financial reporting purposes and the amounts used for income tax purposes.

The Company's payments pursuant to the land purchase agreement and leaseback totaled $1,092, $1,192 and $1,149 for the years ended December 31, 2015, 2014 and 2013, respectively.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

e.	Bonus paid by a former shareholder:

During 2013, the Company recorded a compensation expense in the amount of $810 in General and administrative expenses. Such compensation expense relates to a bonus paid by a former shareholder to certain of its employees.

Details on transactions and balances with related parties and other loan

a.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz).The following table summarizes such transactions:

	Year ended December 31,
	2015	2014	2013

Cost of revenues	$7,638	$9,073	$8,792
Research and development	$180	$123	$211
Selling and marketing	$691	$373	$632
General and administrative	$1,828	$2,538	$1,649
Finance expenses, net	$597	$685	$671

b.	Balances with related party and other loan:

	December 31,
	2015	2014

Related party and other loan (1,2)	$3,251	$3,975
Long-term loan and financing leaseback from a related party (2)	$8,472	$8,993

(1)
On January 17, 2011 a loan of 4 million Canadian dollars was made to Caesarstone Canada Inc. by its shareholders, CIOT and the Company, on a pro rata basis. The loan bears interest until repayment at a per annum rate equal to Bank of Canada's prime business rate plus 0.25%. The interest accrued on the loan is payable on a quarterly basis. As of December 31, 2015 the loan was classified to short term related party and other loan balance.

(2)
In September, 2012, a financing leaseback of $10.9 million related to Bar-Lev transaction was granted to the Company by Kibbutz Sdot-Yam. The financing leaseback bears interest until repayment at a per annum rate equal to 6.19% and is subject to adjustment for increases in the Israeli consumer price index.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.
The Company manages its business on the basis of one reportable segment. The data is presented in accordance with Accounting Standard Codification 280, "Segments Reporting" ("ASC 280"). The following is a summary of revenue and long-lived assets by geographic area. Revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues for the years ended December 31, 2015, 2014 and 2013, respectively:

	Year ended December 31,
	2015	2014	2013

USA	$223,341	$185,583	$123,399
Australia	110,290	107,539	89,894
Canada	70,739	57,898	49,214
Israel	39,645	41,286	42,024
Europe	23,949	23,109	22,973
Rest of World	31,551	31,987	29,050

	$499,515	$447,402	$356,554

b.	The following table presents total long-lived assets as of December 31, 2015 and 2014:

	December 31,
	2015	2014

Israel	$88,658	$93,976
Australia	1,657	1,857
USA	133,481	75,873
Canada	1,548	1,144
Rest of World	94	143

	$225,438	$172,993

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.	Finance expense, net:

	Year ended December 31,
	2015	2014	2013

Finance expenses:

Interest in respect of long-term loans	$-	$-	$53
Interest in respect of short-term loans and bank fees	2,792	3,038	1,565
Interest in respect of loans to related parties	640	732	729
Changes in derivatives fair value	-	2,710	-
Foreign exchange transactions losses	2,972	-	6,107

	6,404	6,480	8,454
Finance income:

Changes in derivatives fair value	1,060	-	6,485
Income in respect of cash and cash equivalent and short-term bank deposits	77	403	655
Foreign exchange transactions gains	2,182	5,032	-

	3,319	5,435	7,140

Finance expenses, net	$3,085	$1,045	$1,314

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Year ended December 31,
	2015	2014	2013

Net income attributable to controlling interest, as reported	$77,766	$78,439	$63,344

Numerator for basic and diluted net income per share	$77,766	$78,439	$63,344

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

b.	Net earnings per share (Cont.):

Denominator:

	Year ended December 31,
	2015	2014	2013

Denominator for basic income per share	35,252,596	34,932,000	34,666,514
Effect of dilutive stock based awards	211,102	462,499	543,432

Denominator for diluted income per share	35,463,698	35,394,499	35,209,946

Eearnings Per Share:

	Year ended December 31,
	2015	2014	2013

Basic earnings per share	$2.21	$2.25	$1.83
Diluted earnings per share	$2.19	$2.22	$1.80

NOTE 16:-	SUBSEQUENT EVENTS

On February 9, 2016 the Company’s Board of Directors approved a share repurchase plan authorizing the repurchase of up to $40,000 of the Company’s outstanding ordinary shares. Share repurchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase program does not require the Company to acquire a specific number of shares, and may be suspended from time to time or discontinued.

The Rialto, Level 30 525 Collins St Melbourne Victoria 3000 Correspondence to: GPO Box 4736 Melbourne Victoria 3001 T +61 3 8320 2222 F +61 3 8320 2200 E info.vic@au.gt.com W www.grantthornton.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Caesarstone Australia Pty Ltd

We have audited the accompanying balance sheets of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2015 and 2014, and the related statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2015 (not presented herein). We also have audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caesarstone Australia Pty Ltd as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

/s/ GRANT THORNTON AUDIT PTY LTD

Melbourne, Victoria
March 7, 2016