Form 20-F
period 2017-12-31
Caesarstone Ltd.
filed 2018-03-12
CIK 1504379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017: 34,338,960 ordinary shares, NIS 0.04 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                         ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2017 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.467, the representative exchange rate published by the Bank of Israel as of December 31, 2017.

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

Unless otherwise noted in this annual report, Freedonia Custom Research, Inc. (“Freedonia”) is the source for third-party industry data and forecasts. The Freedonia report, dated February 20, 2017 (“Freedonia Report”), represents data, research opinion or viewpoints developed independently on our behalf and does not constitute a specific guide to action. The Freedonia Report includes figures related to global countertop demand in total, by region and by material that are different from figures included in the previous custom reports provided to us by Freedonia for the years ended 2010, 2012 and 2014. Specifically, the 2017 Freedonia Report contains higher quartz global penetration and lower laminate share for each of those years. The 2017 Freedonia Report also indicates that Asia demand increased and Europe demand decreased relative to previous custom reports. Quartz penetration in each of our four main markets (and our market share in those markets, accordingly) remained the same as published in previous years. In preparing the report, Freedonia used various sources, including publically available third-party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products, and government and trade associations. Growth rates in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions and forecasts expressed in the Freedonia Report are subject to change by Freedonia without notice.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements may be found in several sections of this annual report, including, but not limited to “ITEM 3: Key Information—Risk Factors,” “ITEM 4: Information on Caesarstone,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company considerations.” These statements include, but are not limited to, statements regarding:

•	our ability to respond to new market developments;
•	our intent to penetrate further our existing markets and penetrate new markets;
•	our belief in the sufficiency of our cash flows to meet our needs for the next year;
•	our plans to invest in developing, manufacturing and offering innovative products;
•	our ability to effectively utilize our production lines and to source products from third parties in response to a potential growing demand for our products;
•	our plans to promote and strengthen our brand internationally;
•	our plans to invest in research and development for the development of new quartz products;
•	our ability to effectively promote the increase of quartz penetration in our existing markets and new markets to generate growth;
•	our ability to successfully compete with other quartz surfaces manufacturers, suppliers and distributors, and with suppliers and distributors of other materials used in countertops;
•	our ability to acquire third-party distributors, manufacturers of quartz surfaces products or other products and services;
•	our plans to continue to expand our international presence;
•	our expectations regarding future prices of quartz, polyester and pigments;
•	future foreign exchange rates, particularly the NIS, Australian dollar, Canadian dollar and the euro;
•	our expectations regarding our future product mix;
•	our expectations regarding the outcome of litigation or other legal proceedings in which we are involved, and our ability to use our insurance policy to cover damages; and
•	our expectations regarding regulatory matters applicable to us.

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

TABLE OF CONTENTS

PART I		1
ITEM 1: Identity of Directors, Senior Management and Advisers		1
ITEM 2: Offer Statistics and Expected Timetable		1
ITEM 3: Key Information		1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	5
C.	Reasons for the Offer and Use of Proceeds	5
D.	Risk Factors	5
ITEM 4: Information on Caesarstone		31
A.	History and Development of Caesarstone	31
B.	Business Overview	32
C.	Organizational Structure	43
D.	Property, Plants and Equipment	43
ITEM 4A: Unresolved Staff Comments		45
ITEM 5: Operating and Financial Review and Prospects		45
A.	Operating Results	45
B.	Liquidity and Capital Resources	59
C.	Research and Development, Patents and Licenses	61
D.	Trend Information	62
E.	Off-Balance Sheet Arrangements	62
F.	Contractual Obligations	62
ITEM 6: Directors, Senior Management and Employees		63
A.	Directors and Senior Management	63
B.	Compensation of Officers and Directors	67
C.	Board Practices	72
D.	Employees	86
E.	Share Ownership	87
ITEM 7: Major Shareholders and Related Party Transactions		88
A.	Major Shareholders	88
B.	Related Party Transactions	90
C.	Interests of Experts and Counsel	95
ITEM 8: Financial Information		95
A.	Consolidated Financial Statements and Other Financial Information	95
B.	Significant Changes	101
ITEM 9: The Offer and Listing		102
A.	Offer and Listing Details	102
B.	Plan of Distribution	103
C.	Markets	103
D.	Selling Shareholders	103
E.	Dilution	103
F.	Expenses of the Issue	103
ITEM 10: Additional Information		103
A.	Share Capital	103
B.	Memorandum of Association and Articles of Association	103
C.	Material Contracts	108
D.	Exchange Controls	108
E.	Taxation	109
F.	Dividends and Paying Agents	118
G.	Statements by Experts	118
H.	Documents on Display	118
I.	Subsidiary Information	118
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk		119
ITEM 12: Description of Securities Other Than Equity Securities		120

v

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.          Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report. The consolidated income statement data for the years ended December 31, 2017, 2016 and 2015 and the consolidated balance sheet data as of December 31, 2017 and 2016 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated income statement data for the years ended December 31, 2014 and 2013 and the consolidated balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements which are not included in this annual report. The information presented below under the caption “Other Financial Data” and “Dividends declared per share” contains information that is not derived from our financial statements.

	2017	2016	2015	2014	2013

Consolidated Income Statement Data:
Revenues	$588,147	$538,543	$499,515	$447,402	$356,554
Cost of revenues	390,924	326,057	299,290	257,751	194,436
Gross profit	197,223	212,486	200,225	189,651	162,118
Operating expenses:
Research and development, net (1)	4,164	3,290	3,052	2,628	2,002
Marketing and selling	81,789	70,343	59,521	55,870	51,209
General and administrative	45,930	40,181	36,612	36,111	32,904
Legal settlements and loss contingencies, net	24,797	5,868	4,654	-	-
Total operating expenses	156,680	119,682	103,839	94,609	86,115
Operating income	40,543	92,804	96,386	95,042	76,003
Finance expenses, net	5,583	3,318	3,085	1,045	1,314
Income before taxes on income	34,960	89,486	93,301	93,997	74,689
Taxes on income	7,402	13,003	13,843	13,738	10,336
Net income	$27,558	$76,483	$79,458	$80,259	$64,353
Net income attributable to non-controlling interest	1,356	1,887	1,692	1,820	1,009
Net income attributable to controlling interest	$26,202	$74,596	$77,766	$78,439	$63,344
Basic net income per ordinary share*	0.73	2.08	2.21	2.25	1.83
Diluted net income per ordinary share*	0.73	2.08	2.19	2.22	1.80
Weighted average number of ordinary shares used in computing basic income per share (in thousands)	34,334	34,706	35,253	34,932	34,667
Weighted average number of ordinary shares used in computing diluted income per share (in thousands)	34,386	34,764	35,464	35,394	35,210
Dividends declared per share	$—	$—	$—	$0.57	$0.58

	2017	2016	2015	2014	2013

Consolidated Balance Sheet Data:
Cash, cash equivalents and short term bank deposits	$138,707	106,270	$62,807	$54,327	$92,248
Working capital (2)	250,510	216,963	168,841	124,306	145,702
Total assets	652,987	584,700	529,742	439,000	377,556
Total liabilities	166,611	134,108	120,680	109,274	104,333
Redeemable non-controlling interest	16,481	12,939	8,841	8,715	7,624
Shareholders’ equity	469,895	437,653	400,221	321,011	265,599

	2017	2016	2015	2014	2013

Other Financial Data:
Adjusted EBITDA (3)	$100,429	$130,260	$125,667	$116,553	$91,711
Adjusted net income attributable to controlling interest (3)	49,819	81,184	83,682	82,498	63,959
Capital expenditures	22,675	22,943	76,495	86,373	27,372
Depreciation and amortization	29,926	28,254	22,334	17,176	14,994

* See also note 15 to our financial statements included elsewhere in this report.

(1)
Research and development expenses are presented net of grants that we received from the National Authority of Technological Innovation (formerly the Office of the Chief Scientist) of the Ministry of Economy and Industry of the State of Israel between 2009 and 2013.

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

In arriving at our presentation of non-GAAP financial measures, we exclude items that either have a non-recurring impact on our income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude share-based compensation expenses to facilitate a better understanding of our operating performance, since these expenses are non-cash and accordingly do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements (both gain or loss) and loss contingencies, due to the difficulty in predicting future events, their timing and size;

•	material items related to business combination activities important to understanding our ongoing performance;

•	excess cost of acquired inventory;

•	expenses related to our share based compensation;

•	significant one-time offering costs;

•	material tax and other awards or settlements, both amounts paid and received; and

•	tax effects of the foregoing items.

	2017	2016	2015	2014	2013

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$27,558	$76,483	$79,458	$80,259	$64,353
Finance expenses, net	5,583	3,318	3,085	1,045	1,314
Taxes on income	7,402	13,003	13,843	13,738	10,336
Depreciation and amortization	29,926	28,254	22,334	17,176	14,994
Legal settlements and loss contingencies, net (a)	24,797	5,868	4,654	—	—
Compensation paid by a shareholder (b)	—	266	—	—	—
Excess cost of acquired inventory(c)	—	—		231	188
Share-based compensation expense(d)	5,277	3,068	2,293	2,642	2,514
Inventory–change of estimate (e)	—	—	—	—	(3,458)
Follow–on expenses (f)	—	—	—	657	1,470
Provision for employee fringe benefits (g)	(114)	—	—	939	—
Settlement with tax authorities (h)	—	—	—	(134)	—
Adjusted EBITDA	$100,429	$130,260	$125,667	$116,553	$91,711

(a)
Consists of legal settlements expenses and loss contingencies, net, related primarily to Kfar Giladi arbitration (for 2017), as well as to product liability claims and other adjustments to ongoing legal claims.

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

(d)
Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors, as well as phantom awards and related payroll expenses as a result of exercises.

(e)	Relates to a change in estimate for the value of inventory following the implementation of our new ERP system in April 2013.
(f)
In 2013, follow-on expenses consist of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by our former shareholder, Tene Investment Fund, to certain of our employees that under U.S. GAAP we are required to expense against paid-in capital. In 2014, follow-on expenses consist of direct expenses related to a follow-on offering that closed in June 2014.

(g)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the Israeli National Insurance Institute (“NII”).
(h)	Relates to a refund of Israeli value added tax (“VAT”) associated with a bad debt from 2007.

	2017	2016	2015	2014	2013

Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$26,202	$74,596	$77,766	$78,439	$63,344
Legal settlements and loss contingencies, net (a)	24,797	5,868	4,654	—	—
Compensation paid by a shareholder (b)	—	266	—	—	—
Excess cost of acquired inventory (c)	—	—	—	231	188
Inventory – change of estimate (d)	—	—	—	—	(3,458)
Follow-on expenses (e)	—	—	—	657	1,470
Share-based compensation expense (f)	5,277	3,068	2,293	2,642	2,514
Provision for employee fringe benefits (g)	(114)	—	—	939	—
Settlement with tax authorities (h)	—	—	—	(134)	—
Tax adjustment (i)	—	(1,158)	—	342	—
Total adjustments before tax	29,960	8,044	6,947	4,677	714
Less tax on above adjustments	6,343	1,456	1,031	618	99
Total adjustments after tax	23,617	6,588	5,916	4,059	615
Adjusted net income attributable to controlling interest	$49,819	$81,184	$83,682	$82,498	$63,959

(a)
Consists of legal settlements expenses and loss contingencies, net, related primarily to Kfar Giladi arbitration (for 2017), as well as to product liability claims and other adjustments to ongoing legal claims.

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
(e)
In 2013, follow-on expenses consist of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by our former shareholder, Tene Investment Fund, to certain of our employees that under U.S. GAAP we are required to expense against paid-in capital. In 2014, follow-on expenses consist of direct expenses related to a follow-on offering that closed in June 2014.

(f)
Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors, as well as phantom awards and related payroll expenses as a result of exercises.

(g)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the NII.
(h)	Relates to a refund of Israeli VAT associated with a bad debt from 2007.
(i)	Relates to an adjustment in taxes as a result of a tax settlement we reached with Israeli tax authorities.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks related to our business and industry

We face intense competitive pressures from manufacturers of quartz or other surface materials, which could materially and adversely affect our results of operations and financial condition.

Our quartz surface products compete with quartz surfaces produced by other quartz manufacturers, as well as with a number of other surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel, wood and ceramic. Large surfaces made of ceramic, a durable material with sizes similar to our products’ sizes, are manufactured using a relatively new technology. We compete with manufacturers of these surface materials and with manufacturers of quartz surfaces with respect to a range of factors. These factors include, among others, brand awareness and brand position, product quality, product differentiation, design and breadth of product offerings, slab dimensions, new product development and time to market, technological innovation, popular home interior design trends, pricing, availability of inventory on demand, distribution coverage, customer service and versatility in products portfolio.

Since we seek to position our products as a premium alternative to other surface materials, including other quartz surfaces, the perception among end-consumers and other stakeholders of the quality and leadership of our products is a key competitive differentiator. If we are unable to anticipate or react quickly to changes in consumer preferences in these areas, we may lose market share and our results of operations may suffer. If consumers in specific markets or globally do not place as much value on branded quartz surfaces or prefer other brands, the quartz surfaces market becomes a commodity market, or if we are unable to compete with lower-priced products perceived as comparable to ours, our market share may be reduced and our financial results may be materially and adversely impacted.

In addition, to maintain our price levels, margins, competitive position and increase demand for our quartz surface products, we must continue to develop and introduce new product designs supported by proprietary manufacturing knowledge or otherwise differentiated from our competitors' products that meet consumer preferences.

Some of our competitors may be able to adapt more quickly to changes in consumer preferences and demand, devote greater resources to and/or more successfully promote their business, market more diversified product offerings involving materials in addition to quartz surfaces, and acquire complementary businesses. The development of a new surface material that decreases consumers’ demand for quartz products may also result in a loss of market share, such that our results of operations may suffer. For example, ceramic surfaces have been offered in different markets as countertops in recent years, and if broadly accepted by consumers, they may in the future become a strong competitor of quartz surface products.

We have invested considerable resources to position our quartz surface products as premium branded products. Due to our products’ high quality and positioning, we generally set our prices—especially for our differentiated products—at a higher level than alternate surfaces and quartz surfaces provided by other manufacturers. Manufacturers located in the Asia-Pacific region and in Europe market quartz surface products at lower price points, including quartz surface products which imitate our products and designs and products, the manufacturing of which requires know-how and advanced technical capabilities. Even if we seek to lower the prices that we charge for our products in certain markets, we may be unable to achieve the low labor and energy costs of some of our competitors in order to maintain current margins on our products and therefore we may be unable to penetrate the growing low segment of the market. If we cannot effectively compete with other manufacturers of quartz or other surface materials for the reasons described above, our results of operations, business and financial condition could be materially adversely affected.

Downturns in the home renovation and remodeling and new residential construction sectors or the economy generally and a lack of availability of consumer credit could materially and adversely impact end-consumers and lower demand for our products, which could cause our revenues and net income to decrease.

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending. We believe that in each of our key existing markets, the United States, Australia (unless stated otherwise, reference to Australia in this report includes Australia and New Zealand), Canada and Israel, approximately 60% to 70% of our business is generated from home renovation and remodeling and approximately 25% to 35% is driven by new residential construction. Our products are also used in commercial applications. As a result, our business is mainly affected by trends in the home renovation and remodeling and new residential construction sectors. For example, in 2017 renovation and remodeling spending in Australia were estimated to decline by 3.1% after three consecutive years of positive growth, and single-family housing completions, where we generally have higher market share than in multi-family housing, were estimated to drop by 1.0% (according to the Housing Industry Association). As a result, our revenues in Australia in 2017 grew by only 2.1% on a constant currency basis compared to 2016, which is our lowest annual growth rate in Australia since 2012, the previous year of negative housing environment conditions. In 2015, housing conditions in the United States were significantly less favorable than in 2014; renovation and remodeling spending grew 5.4% in 2015 compared to 6.1% in 2014 (according to the Joint Center for Housing Studies, Harvard University) and housing completions grew 9.5% in 2015 compared to 15.7% in 2014 (according to NAHB, the National Association of Home Builders), which, among other things, slowed  down our annual revenue growth rate in the United States from 41.5% in 2014 to 20.3% in 2015. Spending on home renovation and remodeling and new residential construction depends significantly on the availability of consumer credit, as well as other factors such as interest rates, consumer confidence, government programs and unemployment. Such factors also affect spending on commercial projects. Any of these factors could result in a tightening of lending standards by financial institutions and reduce the ability of consumers to finance renovation and remodeling expenditures or home purchases. Consumers’ ability to access financing varies across our operating markets. If the housing market is negatively impacted as a result of an economic downturn or if other significant economic negative trends occur, we may be unable to grow our business and our revenues and net income may be materially and adversely affected.

Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets, or to sales to a major customer therein, could materially and adversely impact our results of operations and prospects.

Our sales are subject to significant geographic concentration, with four largest regions accounting for approximately 90% of revenues. In 2017, sales in the United States, Australia, Canada and Israel accounted for 41.7%, 23.4%, 16.6% and 7.6% of our revenues, respectively. Each country has different characteristics and our results of operations could be materially and adversely impacted by a range of factors, including spending on home renovation and remodeling and new residential construction in the region (as discussed above), local competitive changes, changes in consumers’ quartz surface or countertop preferences and regulatory changes that specifically impact these markets, as well as by our performance in each of these markets. Sales in our main markets could be materially and adversely impacted by other general economic conditions, including increases in imports of cheaper quartz surfaces from Asian manufacturers into such markets, especially the United States, Australia and Canada. Stronger local currencies could make lower-priced imported goods more competitive than our products. Although we face different challenges and risks in each of the markets in which we operate, due to the existence of a high level of geographic concentration, should an adverse event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

In addition, we derived approximately 11% of our total revenues in 2017 from one customer. Revenues from one significant customer may fluctuate from time to time based on the timing under which orders are received. The loss of a significant customer or a significant decrease in business from such customer could have a material adverse effect on our revenues, results of operations and financial condition.

Silicosis and other bodily injury claims may have a material adverse effect on our business, operating results and financial condition.

Since 2008 and through December 31, 2017, lawsuits related to exposure to silica dust were filed with respect to 123 injured persons, against us in Israel directly or that have named us as third-party defendants by fabricators or their employees in Israel, by the injured persons’ successors, by the State of Israel, by the Israeli National Insurance Institute (NII) or by others. Out of these lawsuits, as of December 31, 2017, we were party to pending bodily injury lawsuits related to 105 allegedly injured persons in Israel. The lawsuits filed against us by the NII are subrogation claims providing for reimbursement of its payments related to damages paid or that will be paid to plaintiffs if we are found liable for the plaintiffs’ damages. During 2017, 41 subrogation claims have been filed against us by the NII. One of the injured persons filed against us a lawsuit in the Central District Court in Israel with a motion for its recognition as a class action; we recently reached a settlement agreement with the plaintiff with respect to such claim, which is currently subject to the court’s approval. For more information, see “ITEM 8.A: Financial Information— Legal Proceedings—Claims related to alleged silicosis injuries.” Reference to “silicosis claims” in this report includes claims for alleged bodily injuries, including silicosis and other bodily and mental illnesses, alleged to be associated with exposure to silica dust.

As of December 31, 2017, we had also received seven pre-litigation letters threatening to file claims against us on behalf of certain fabricators and their employees in Israel.  In 2017, we were serviced with a lawsuit  and copies of motions for conciliation in Spain, submitted by five employees of a Spanish fabricator. In 2016, we, as well as other 11 respondents, also received a pre-litigation notice in Australia from a fabricator. We were party to one lawsuit filed in the United States against us and 26 additional defendants, which was dismissed with respect to us.

The plaintiffs in such lawsuits claim that they contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Silicosis is an occupational lung disease that is progressive and sometimes fatal and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles as a result of poorly protected and controlled, or unprotected and uncontrolled, exposure, while working in different occupations, including among other things, processing quartz and other materials that contain silica, can cause silicosis and other diseases. Silica comprises approximately 90% of engineered stones such as our products, and smaller concentrations of silica are present in natural stones. Therefore, in some of the lawsuits it is claimed that fabrication of engineered stones creates higher exposure to silica dust, and, accordingly, creates a higher risk of silicosis. In some of the lawsuits, such claims are supported by expert opinions or certain articles published by scientists.

Most of the claims asserted against us do not specify a total amount of damages sought and the plaintiffs’ future damages, if any, is intended to be determined at trial.

Although we intend to vigorously contest the pending claims, we cannot provide any assurance that we will be successful. As of December 31, 2017, we estimated that our total exposure with respect to all then-pending lawsuits in Israel related to 105 injured persons (including the claim filed with a motion for its recognition as a class action) and the un-asserted NII claims  was approximately $33.0 million, although the actual outcome of such lawsuits may vary significantly from such estimate. We believe that we have $12.4 million of coverage under our product liability insurance, and accordingly, our net exposure with respect to such pending claims is estimated to be $20.6 million. We cannot make an estimate with respect to threatened claims of which we have received pre-litigation demands. Currently, only one lawsuit has been resolved by Israeli courts in a judgment and without settlement between the parties. Such judgment was later cancelled by the Supreme Court, following out of court settlements between some of the parties.

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

Any uninsured damages to which we are subject in existing or future potential litigation, the cost of defending any uninsured claims, compliance costs, and the loss of business from fabricators who no longer find it practical to fabricate our products, may have a material adverse impact on our revenues and profits. Moreover, because Israeli law, Spanish law and the laws of several other jurisdictions recognize joint and several liability among co-defendants in civil suits, and because insurers of fabricators’ employers in Israel denied insurance coverage for such fabricators with respect to silicosis-related claims due to alleged silicosis exclusions in employment liability policies (similar exclusions may exist in other jurisdictions), even if we are found only partially liable to a plaintiff’s damages, the plaintiff may seek to collect all his damages from us, requiring us to collect separately from our co-defendants their allocated portion of the damages and there can be no assurance that we will succeed in such collection.

Consistent with the experience of other companies involved in silica-related litigation, there may be an increase in the number of asserted claims against us. Such claims could be asserted by claimants in different jurisdictions, including Israel, the United States, Canada, Australia and other markets where our products are distributed and sold and could result in significant legal expenses and damages. Although we believe that claimants in any future silica-related claims involving us should be limited to persons involved in the fabrication or production of our products and those in the immediate vicinity of fabrication activities, claimants may potentially also include end consumers, seeking compensation for bodily or emotional/non-physical damages.

Should there be significant increase in the number of claims against us in Israel and abroad, our management could expend significant time addressing such claims.

18 of our employees, out of which 15 are currently employed in our plants in Israel, have been banned by occupational physicians from working in a workplace with dust due to diagnose or suspected diagnose of silicosis or other lung diseases, and any expenses not covered by the NII which we may incur in this respect are not covered by our employer liability insurance. For more information related to silicosis claims made against us, see “ITEM 8.A: Financial Information—Legal Proceedings—Claims related to alleged silicosis injuries.”

Insurance Coverage

We currently have limited product liability insurance policies which apply to us and our subsidiaries and cover claims related to bodily injuries caused by hazardous dust, subject to certain terms and limitations. In recent years, we have been able to obtain such insurance only on less favorable terms than previously. If we are unable to renew our product liability insurances at all or in part from our current insurers or from others, or if we cannot obtain insurance on as favorable terms as previously, our insurance is terminated early, our insurance coverage is decreased, our insurance coverage inadequately covers damages for which we are found liable, or we become subject to silicosis-related claims excluded by our product liability insurance policy or by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance. Such events might have a material adverse effect on our business and results of operations. Our product liability insurer notified us that it denied the insurance coverage with respect to some or all of the damages sought in the putative class action lawsuit. We intend to vigorously contest such denial. As of December 31, 2017, our insurance receivables totaled $12.4 million. Although we believe that it is probable that such receivables will be paid to us when such payments are due, if our insurers become insolvent in the future or for other reason do not pay such amounts in full or on a timely basis, such failure could have a material adverse effect on our financial results and cash flow. See also Note 10 to our financial statements included elsewhere in this report.

For more information on our insurance coverage, see “ITEM 8.A: Financial Information—Legal Proceedings—Claims related to alleged silicosis injuries.”

Regulatory requirements and any changes thereto relating to hazards associated with exposure to silica dust in the engineered quartz surfaces may be costly and burdensome to us or our fabricators and distributors, thus materially and adversely affecting our business.

We may be required to make additional expenses associated with exposure to silica dust in the engineered quartz surfaces industry to enhance our compliance with current and future laws, regulations or standards in Israel and the U.S. Failure to comply with existing regulatory requirements or any changes thereto may expose us to regulatory actions (as detailed below in “—The extent of our liability for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate, and could negatively impact our financial condition and results of operations” ) as well as lawsuits by our employees. Distributors and fabricators working with our products may also face engineering and compliance costs related to the fabrication of our products and similar products, which could cause them to resort to fabricating alternative products that do not carry the same risks associated with silica dust generated from the fabrication of our products.

In February 2015, the U.S. Occupational Safety and Health Administration (“OSHA”) and the U.S. National Institute for Occupational Safety and Health published a hazard alert identifying exposure to silica as a health hazard to workers involved in manufacturing, finishing and installing natural and manufactured (engineered) stone countertop products, both in fabrication shops and during in-home finishing and installation. Effective June 2016, OSHA lowered the permissible exposure limit to silica dust. Such change applies to fabricators in the U.S starting from June 23, 2017 and to our plant in Richmond Hill starting from June 23, 2018. In addition, in December 2015, the Israeli Ministry of Economy and Industry (“IMEI”) proposed a new law, aimed at improving the health protection and safety of persons engaged in fabrication of engineered quartz surfaces by imposing obligations to obtain permits for engineered stone fabrication and marketing. Such regulatory changes, if made and not effectively enforced or executed, or, if they impose a burden on the operations of fabricators and distributors, may materially and adversely impact our business, increase the market share of surfaces made from other materials and materially harm our financial results. Similar regulatory changes may be made in other jurisdiction and cause changes to our industry that may not be favorable to us.

If we are unable to manufacture our existing products globally as planned, our results of operations and future prospects will suffer.

Difficulties with or interruptions of our manufacturing operations could delay our output of products and harm our relationships with our customers, damage our brand and reputation and have a materially adverse effect on our results of operations. We currently manufacture our products at our two facilities in Israel and our facility in the U.S. In addition, we source a portion of our supply chain from original equipment manufacturers (“OEMs”). Since opening our facilities in the U.S. in 2015, we have experienced certain inefficiencies due to challenges related to the ramp up of the plant, such as establishing an experienced workforce, processes implementation, engineering optimization and other factors. Although we have improved the performance of our U.S plant during 2017, such inefficiencies led to lower than expected throughput, yield and, as a result, higher than expected manufacturing cost per square meter produced. In addition, in 2017, we experienced lower throughput and, as a result, higher production costs per slab in our Israeli plants, partly as a result of a growing volume of new innovative products, the production of which entails a learning curve, more sophisticated manufacturing processes and longer cycle times to manufacture.

If such inefficiencies in our U.S plant and such pressure of new product on our throughput and yield in our plants will continue, we may experience disruptions in our operations, we may be unable to meet demand for our products, and our business and financial results may be negatively impacted.

We have purchased the majority of our manufacturing production lines from Breton S.p.A. (“Breton”), a manufacturer of lines for the production of engineered stone slabs. We depend on Breton for certain spare parts for our production line equipment and for their support and know-how required to resolve specific technical problems in their manufacturing equipment, and anticipate we will continue to do so in the future. Inability or delays in obtaining specialty machine components and spare parts from Breton or know-how technical support could prevent or delay our output of products.

Damage to our manufacturing facilities or products caused by human error or negligence, software or hardware failures, physical or electronic security breaches, power loss or other failures or circumstances beyond our control, could interrupt or delay our manufacturing or other operations. We may also encounter difficulties or interruptions as a result of the application of enhanced manufacturing technologies or changes to production lines to improve our throughput or to upgrade or repair our existing manufacturing lines.

In addition, labor disputes or enforcement actions by environmental and health and safety authorities could result in a full or partial work stoppage or strikes by employees, as the case may be, that could delay or interrupt our output of products.

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

During 2015, we expanded our production capacity to meet anticipated demand through the construction of a new manufacturing facility with capacity for two production lines in our U.S. facility in Richmond Hill, Georgia. In addition to a $135 million investment, we have started initial steps toward establishing an additional facility in Richmond Hill to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand. Although we have experience running existing manufacturing facilities for our quartz surfaces in Israel, our Richmond Hill facility is our first manufacturing facility outside of Israel and we have been facing challenges in effectively ramping up its production. While we improved the performance of our U.S. plant in 2017, we cannot assure you that we will be able to successfully manage manufacturing facilities in the U.S., or elsewhere, in a timely or profitable manner. Moreover, if we are unable to hire, train and retain skilled employees in any new facilities or successfully transfer or continue to transfer our manufacturing processes in a timely and cost-effective manner, or at all, then we may experience operating disruptions and may be unable to meet demand for our products, which could have a negative impact on our business and financial results.

Any such new investment will also cause temporary inefficiencies that will adversely impact our margins. While we believe that our efficiency in our U.S. facility will improve over time, in 2017, 2016 and 2015, our margins were adversely impacted, in part, by temporary inefficiencies in the performance of the first two production lines in our U.S. facility. Additionally, if the demand for our products decreases or if we do not produce the number of products that we expect to produce after the expansion projects are complete and operational, due to our fixed operational expenses our financial condition and results of operations may be negatively impacted.

Increased demand for our products may also prompt a need to expand our OEM sourcing. Failure to effectively collaborate with OEM suppliers or problems inherent in the use of OEMs could materially adversely affect our competitive position or profitability.

If we have insufficient capacity to fulfill the demand for our products, we may be required to outsource certain parts of our manufacturing. In 2017, we acquired certain slab models, generally basic colors, from third-party engineered stone manufacturers (OEMs), which we may be required to re-qualify in order to meet demand for our products. We expect to increase this activity in 2018. If we are unable to successfully manage the quality of materials from these third-party suppliers or if they delay delivery of our products, our brand and reputation could be impaired and warranty claims from end-customers could increase. Additionally, if we are unable to agree on the commercial terms with such vendors, or effectively enforce the terms of any verbal or written agreements, such manufacturers could cease manufacturing in the amounts required to meet the demand for our products, or at all. In such cases, we may need to locate and qualify alternative manufacturers, which could cause substantial delays in manufacturing, increase our costs, negatively impact the quality of our products and require us to adjust our products and our manufacturing processes. All of these factors could materially and adversely impact our reputation, revenues and results of operations. In addition, cooperation with third party manufacturers may require us to expose certain intellectual property relating to our products and designs, the confidentiality of which we may not be able to further control or enforce. If we experience demand for our products that exceeds our manufacturing capacity and we fail to acquire slab models from third parties, we may not have sufficient inventory to meet our customers’ demands, which would negatively impact our revenues and potentially cause us to lose market share.

Our results of operations may be materially and adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency) and other currencies in which we conduct business. In 2017, 43.5% of our revenues were denominated in U.S. dollars, 23.4% in Australian dollars, 16.6% in Canadian dollars, 7.6% in NIS, 6.8% in Euros and a smaller portion in other currencies. In 2017, the majority of our expenses were denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian and Australian dollars. As a result, weakening of the Australian and Canadian dollars and strengthening of the NIS and, to a lesser extent, the Euro against the U.S. dollar presents a significant risk to us and may impact our business significantly. For example, in 2017, the Australian dollar appreciated by 3.1% against the U.S. dollar compared to 2016 on an annual average basis, which resulted in our operating income increasing by $3.2 million, or 0.5% of our revenues in 2017, compared to 2016.  In 2017, the Canadian dollar appreciated 2.1% against the U.S. dollar compared to 2016 on an annual average basis, which resulted in our operating income increasing by $1.2 million, or 0.2% of our revenues in 2017, compared to 2016.  We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. During periods of a strengthening dollar, our reported international sales (and earnings, assuming the U.S. dollar strengthens equally against all other relevant currencies) would be reduced.

Although we currently engage in derivatives transactions, such as forward and option contracts, to minimize our currency risk, we do not hedge all of the exposure. We have been using a dynamic hedging strategy to hedge our cash flow exposures. This strategy involves consistent hedging of exchange rate risk in variable ratios ranging to up to 100% of the exposure over rolling 12 months. As of December 31, 2017, our average hedging ratio was approximately 31% out of our expected currencies exposure for 2018. Therefore, future currency exchange rate fluctuations against which we have not adequately hedged could materially and adversely affect our profitability. Moreover, our currency derivatives, except for our U.S. dollar/NIS forward contracts, are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. As an exception, commencing in 2014, our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income. See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

Changes in the prices of our raw materials have increased our costs and decreased our margins and net income in the past and may increase our costs and decrease our margins in the future.

In 2017, raw materials accounted for approximately 42% of our cost of goods sold. The cost of raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. Our raw materials costs are also impacted by changes in foreign currency exchange rates, mainly the euro as it relates to polyester and other raw materials purchased from Europe.

Quartz, which includes quartz, quartzite and other dry minerals and engineered materials which include high amounts of silica (together referred to in this annual report as “quartz” unless otherwise specifically stated), is the main raw material component used in our products. Quartz accounted for approximately 35% of our raw materials cost in 2017. Our cost of sales and overall results of operations may be impacted significantly by fluctuations in quartz prices. For example, if our cost of quartz were to rise by 10%, we would experience a decrease of approximately 1.0% in our gross profit margin. In particular, from 2013 to 2015, we experienced selective price increases from our Turkish quartz suppliers, such that the average cost of quartz supplied to our facilities in Israel increased by approximately 3% and 4% in 2013 and 2014, respectively. Any future increases in quartz prices could also have a materially adverse impact on our margins and net income.

Polyester, which acts as a binding agent in our products, accounted for approximately 35% of our raw materials costs in 2017. Accordingly, our cost of sales and overall results of operations may be impacted significantly by fluctuations in polyester prices. For example, if the cost of polyester was to rise by 10%, we would experience a decrease of approximately 1.0% in our gross profit margin. The cost of polyester we incur is a function of, among other things, manufacturing capacity, demand and the price of crude oil. Our cost of polyester fluctuated significantly over the years. In particular, in 2017 average polyester cost increased by approximately 21% denominated in the purchasing currency. We acquire polyester on a purchase order basis based on our projected needs for the subsequent one to three months. Going forward, we may experience pressure from our polyester suppliers to increase prices even during a period covered by purchase orders.

Pigments are also used to manufacture our products. Although pigments account for a significantly lower percentage of our raw material costs than polyester, we encountered in the past and may experience in the future fluctuations in pigment prices. In 2017, the price of titanium dioxide, our principal white pigmentation agent, increased by approximately 33% compared to 2016, impacting our gross profit margin by approximately 0.4%. Such prices fluctuations may also have a materially adverse impact on our margins and net income.

We have found that increases in prices may be difficult to pass on to our customers. If we are unable to pass on to our customers increases in raw materials prices, specifically in quartz, polyester and pigments, our margins and net income may be materially and adversely impacted. For cost of our raw materials in 2017 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results— Cost of revenues and gross profit margin.”

The extent of our liability for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate, and could negatively impact our financial condition and results of operations.

Our manufacturing facilities and operations in Israel and our manufacturing facility in the United States are subject to numerous Israeli and U.S. laws and regulations relating to environmental, health and safety, and other matters, such as dust and styrene control, as detailed in “ITEM 4.B: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters.” Violations of environmental, health and safety laws and regulations may lead to civil and criminal sanctions against us, our directors, officers or employees. Liability under these laws and regulations involves inherent uncertainties and, among others, in some cases may compel the installation of additional controls and subject us to substantial penalties, injunctive orders and facility shutdowns. If our operations are enjoined because of failure to comply with such regulations, the decrease in production could materially adversely affect our results of operations. Violations of environmental laws could also result in obligations to investigate or remediate potential contamination, third-party property damage or personal injury claims resulting from potential migration of contaminants off-site. We have identified in the past and may identify in the future compliance risks related to environmental and health and safety regulation standards. Preparation and implementation of mitigation plans for such risks may take time and during such time we may not be in full compliance with applicable laws and standards.

In addition, the operation of our manufacturing facilities in Israel and in the United States is subject to applicable permits, standards, licenses and approvals, such as business licenses for all our facilities; wastewater discharge permits, poisons permits and fire regulation authorities approvals in Israel; and air quality permit and storm water pollution prevention permits in Richmond Hill. We are also seeking to obtain building permits with respect to improvements and additions made to our manufacturing facilities in Israel. For detailed information, see “ITEM 4.B: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters”. Subject to certain terms, the business license for our Sdot-Yam plant is in perpetual effect and the business license for our Bar-Lev plant is in effect until December 31, 2018. The business license for our U.S. facility is in effect until December 31, 2018. We expect such business licenses to be extended by the municipal authorities for a specified term and we intend to seek subsequent extensions on an ongoing basis. If we are unable to obtain, extend or maintain the business license for any of our plants, we would be required to cease operations at such location, which would materially adversely affect our results of operations. Generally, failure to obtain a permit or license required for the operation of our facilities, or failure to comply with the requirements thereunder, may result in civil and criminal penalties, fines, court injunctions, imprisonment, and operations stoppages. Our ability to obtain necessary permits and approvals for our manufacturing facilities may be subject to additional costs and possible delays beyond our initial projections. In addition, to demonstrate compliance with underlying permits licenses or approvals, we are required to perform a considerable amount of monitoring, record-keeping and reporting. We may not have been, or may not be, at all times, in complete compliance with such requirements and we may incur material costs or liabilities in connection with such violations, or in connection with remediation at our sites or certain third-party manufacturing sites if we are found liable in relation thereto.

From time to time, we face compliance issues related to our manufacturing facilities. See “ITEM 4.B: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters”  for additional information on compliance with environmental, health and safety and other relevant regulations relating to our facilities, including with respect to our compliance with styrene ambient air standards and dust emission occupational health standards.

New environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments in Israel and in the United States could require us to make additional unforeseen expenditures. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. These expenditures or costs for environmental compliance could have a materially adverse effect on our business’s results of operations, financial condition and profitability. The range of reasonably possible losses from our exposure to environmental liabilities in excess of amounts accrued to date cannot be reasonably estimated at this time.

In addition, due to the nature of some of our production facilities and manufacturing processes, we and our officers and directors could be subject to claims, fines, orders and injunctions due to workplace accidents involving our employees. If our employees do not follow and we do not successfully enforce the safety procedures established in our facilities or otherwise do not meet the relevant laws and standards, our employees may be subject to work related injuries. Although we maintain workers’ compensation insurance, it may not provide adequate coverage against potential liabilities.

Other than as described above, we cannot predict whether we may become liable under environmental, product liability and health and safety statutes, rules, regulations and case law of the countries in which we operate. The amount of any such liability in the future or its impact on our business operation otherwise could be significant and may adversely impact our financial condition and results of operations.

A key element of our strategy is to expand our sales in certain markets, such as the United States and Canada. Failure to expand such sales would have a materially adverse effect on our future growth and prospects.

A key element of our strategy is to grow our business by expanding sales of our products in certain existing markets that we believe have high growth potential, as well as in selected new markets. In particular, we intend to focus our growth efforts on the United States and Canada. In 2016, according to Freedonia, engineered quartz surfaces represented only 14% of the total countertops by volume installed in the United States. In connection with our growth strategy, Caesarstone USA and Caesarstone Canada Inc. (“Caesarstone Canada”) entered into agreements with IKEA USA and IKEA Canada, respectively. Caesarstone USA also entered into an agreement with Lowe’s Companies Inc. (“Lowe’s”). We may also seek to expand into additional markets in the future. For instance, in the first quarter of 2017, we started selling and distributing our products in the United Kingdom (“U.K.”) directly through our U.K. subsidiary, Caesarstone (UK) Ltd.

We face several challenges in creating demand for our products and brand in the United States, Canada or other markets, including driving consumers’ desire to use our quartz surfaces for their kitchen countertops and other interior settings. If the market for quartz surfaces in these regions does not develop as we expect or develops more slowly than we expect or develops more at the lower price segment, our future growth, business, prospects, financial condition and operating results will be harmed. We may also face certain challenges in supplying materials to large retailers in these regions. For more information, see “—Cooperation with large retailers could introduce uncertainty into our sales volumes, having a materially adverse effect on our financial results. Additionally, our reliance on third-party suppliers to provide installation and fabrication services to large retailers could impair our relationship with our customers, which could also materially harm our business and results of operations.” Our success will depend, in large part, upon consumer acceptance and adoption of our products and brand in these markets, on the level of our execution, our go-to market strategy and its implementation and the timely availability of our products across regions, and if we do not effectively expand into these markets, there could be an adverse impact on our sales and financial condition.

Cooperation with large retailers could introduce volatility into our sales volumes, having a materially adverse effect on our financial results. Additionally, our reliance on third-party suppliers to provide installation and fabrication services to large retailers could impair our relationship with our customers, which could also materially harm our business and results of operations.

Since May 2013 and October 2014, we have supplied our products to IKEA in the U.S. and Canada, respectively, pursuant to exclusive agreements which were in effect until the end of 2017. We also supply to IKEA non-laminate products. In November 2017, we entered into a new arrangement with IKEA with different conditions and for an unlimited term, which either party could terminate with five month’s prior notice. However, we and IKEA continued to conduct business based on the terms of the original agreements and in February 2018, an understanding was reached between us and IKEA, pursuant to which the original agreements for the U.S. and Canada continue to apply in 2018 instead of the new arrangement. We are currently in discussions with IKEA to formally extend the original agreements. Pursuant to such agreements, we have and will continue to supply, fabricate and install countertops, primarily from our quartz surfaces, which are marketed by IKEA without a brand name, as well as solid surface countertops, which we source from a third party. We expect that the IKEA agreements will be extended until the end of 2018, and will continue to be renewed thereafter; however, there is no assurance that such renewal will be made on similar terms or at all. In case they are not renewed, with the cessation of our sales through IKEA U.S. and IKEA Canada, our revenue in the U.S. and Canada would significantly decrease. For more information on our sales through IKEA, see “ITEM 5: Operating and Financial Review and Prospects.”

Additionally, we have a revolving yearly agreement with Lowe’s in the U.S., under which we fabricate and install an overlay solution made of our products designed to be installed over existing countertops on a non-exclusive, purchase order basis. As of the first quarter of  2017, we offer our products and related services in several Lowe’s stores in the United States. Our agreement with Lowe’s is automatically renewed on a year-to-year basis, unless terminated earlier in accordance with its terms. There is no assurance that this agreement will continue to be renewed or that Lowe’s will issue any specific amount of purchase orders under this agreement.

Our sales to any retailers, including IKEA and Lowe’s, may be affected, among other things, by their sales and promotional events, the timing and scope of which is determined exclusively by the retailers and can impact our sales volume. Accordingly, our sales through IKEA in the U.S. and Canada have been, and may continue to be, volatile, and we may not be able to maintain or increase such sales or to maintain its current profitability level.

We have entered into arrangements with third parties for the supply of solid surface materials for IKEA and fabrication and installation services to IKEA and Lowe’s and we may enter into such agreements with other third parties, in addition to or in lieu of the existing ones. The success of these third-party relationships may impact our supply of countertops, inventory levels, quality and service level standards and ability to manage the installation and fabrication of countertops to meet customers’ demands and at reasonable prices. If we are unable to successfully manage the installation and fabrication services performed for us by these third-party fabricators and installers, we may experience relatively high waste of our products used by fabricators for such works, and complaints from end-consumers with respect to supply time, quality and service level of the fabrication and installation, including defects and damages. Such risks could expose us to warranty-related damages, which if not covered back-to-back by the fabricators engaged by us, could have a materially adverse effect on our financial results, reputation and brand position and lead to the termination of our agreements with IKEA or Lowe’s.

We may encounter significant delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products.

Our principal raw materials are quartz, polyester and pigments. We acquire quartz from quartz manufacturers from Turkey, India, Israel and a number of European countries. We do not have long-term supply contracts with our suppliers of quartz and execute purchase orders from time to time. In 2017, approximately 69% of our quartz was imported from four suppliers in Turkey and we expect a similar level in 2018. We acquire polyester mainly from two suppliers, on a purchase order basis, based on our projected needs for the subsequent one to three months. Such suppliers are unwilling to agree to preset prices for periods longer than a quarter, and their prices may be volatile.  We acquire other raw materials used in our products from a limited number of suppliers on a purchase order basis.

We cannot be certain that any of our current suppliers will continue to provide us with the quantities of raw materials that we require or satisfy our anticipated specifications and quality requirements. We may also experience a shortage of such materials if, for example, demand for our products increases. For instance, in recent years, there have been significant tensions between Turkey and the State of Israel that have raised questions as to whether commercial arrangements between companies in these countries would be adversely impacted to a material extent. If tensions between Turkey and Israel worsen, our Turkish suppliers may not provide us with quartz shipments. We expect our agreements with Turkish quartz suppliers with respect to prices and quantities to remain unchanged through the end of 2018. However, if they fail to perform in accordance with these arrangements, we may not be successful in enforcing them.

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

If we do not manage our inventory effectively, our results of operations could be materially adversely affected.

We must manage our inventory effectively in order to meet the demand for our products. We intend to increase our inventory levels to improve our products’ availability. If our forecasts exceed actual demand, we could experience excess inventory, resulting in increased costs. If we ultimately determine that we have excess inventory, we may have to reduce our prices and write-down inventory which could have an adverse effect on our business, financial condition and results of operations. If we have insufficient inventory levels, we may not be able to respond to the market demand for our products, resulting in reduced sales and market share.

We may pursue a wider product offering, including introducing new products and materials, which may be unsuccessful, and may divert management’s attention and negatively affect our margins and results of operations.

Our competitive advantage is due, in part, to our ability to develop and introduce innovative new and improved products and to strengthen our brand. To maintain such advantage, we may introduce new surface materials, introduce quartz surfaces designated for certain market segments under Caesarstone or another brand, and diversify our existing products offering through complementary products. Introducing new products involves uncertainties, such as gauging changing consumer preferences, developing, manufacturing, marketing and selling new technologies, products and materials, and entering into new market segments. Even if we decide to introduce new products and enter new markets, whether through cooperation with third party manufacturers or manufacturing at our own facilities, we may not be successful in capturing the market share dominated by competitors in this area, offer innovative alternatives ahead of the competition or maintain the strength of our brand. Such new initiatives may require increased time and resources from our management, result in higher than expected expenses and have a material adverse effect on our margins and results of operation.

Our operating results may suffer due to our failure to manage our international operations effectively or due to regulatory changes in international jurisdictions where we operate.

Our products are sold in approximately 50 countries throughout the world, our raw materials, equipment and machinery are acquired in different countries, our products are manufactured in Israel and the United States and our global management operates from Israel. We are therefore subject to risks associated with having international operations and expanding globally. Accordingly, our sales, purchases and operations are subject to risks and uncertainties, including:

•	fluctuations in exchange rates;

•	fluctuations in land and sea transportation costs, as well as delays in transportation and other time-to-market delays, including as a result of strikes;

•	unpredictability of foreign currency exchange controls;

•	compliance with unexpected changes in regulatory requirements;

•	compliance with a variety of regulations and laws in each relevant jurisdiction;

•	difficulties in collecting accounts receivable and longer collection periods;

•	changes in tax laws and interpretation of those laws;

•	taxes, tariffs, quotas, custom duties, trade barriers and other similar restrictions on our sales, purchases and exports which could be imposed by certain jurisdictions;

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions; and

•	economic changes, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, strikes and other economic or political uncertainties.

Significant political developments could also have a materially adverse effect on us. In the United States, due to our substantial sales, distribution, import and manufacturing operations, potential or actual changes in fiscal, tax and labor policies could have uncertain and unexpected consequences that materially impact our business, results of operations and financial condition. For more information, see “—We may have exposure to greater-than-anticipated tax liabilities.” In the U.K., “Brexit,” the referendum in which voters approved an exit from the European Union (“E.U.”), could lead to legal uncertainty and potentially divergent national laws and regulations which could adversely affect our business and financial condition. While the U.K. and the E.U. are expected to reach an agreement by 2019 regarding the U.K.’s formal exit from the E.U., political changes in the U.K. following the “Brexit” referendum and other factors leave it unclear when exactly the U.K. will exit and on what terms.

The regulatory framework for privacy and data security issues worldwide is currently in flux and is likely to remain so for the foreseeable future. For example, the E.U.’s new General Data Protection Regulation will apply to us, as relevant, effective May 2018, and will result in more stringent requirements for data processors and controllers, including substantially higher penalties for failure to comply. A failure by us or a third-party contractor providing services to us to comply with applicable privacy and data security laws and regulations may result in sanctions, statutory or contractual damages or litigation.

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

We believe that our trademarks (registered and unregistered) are important to our brand, success and competitive position. We anticipate that, as the quartz surface market becomes increasingly competitive, maintaining and enhancing our brand, proprietary technology and other intellectual property may become more important, difficult and expensive. In the past, some of our trademark applications for certain classes of applications of our products have been rejected or opposed in certain markets and may be rejected for certain application classes in the future, in all or parts of our markets, including without limitation, for flooring and wall cladding. We have in the past, are currently, and may in the future be, subject to opposition proceedings with respect to applications for registration of our intellectual property, including but not limited to our trademarks, including Caesarstone®. These barriers to registering our brand names and trademarks in various countries and applications may restrict our ability to promote and maintain a cohesive brand throughout our key markets, which could materially harm our competitive position and materially and adversely impact our results of operations. Additionally, if we are unsuccessful in challenging a third party’s products on the basis of trademark infringement, continued sales of such products could materially and adversely affect our sales and our brand and result in the shift of consumer preference away from our products.

There can be no assurance that new or pending patent applications for our technologies and products will be approved in a timely manner or at all, or that such patents will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we have chosen and may further choose not to pursue patents for innovations that are material to our business.

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

We may face significant expenses and liability in connection with the protection of our intellectual property rights in and outside the United States. The laws of certain foreign countries may not protect intellectual property rights to the same extent as the laws of the United States. For example, historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk to doing business in China.

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

Kibbutz Sdot-Yam, or the Kibbutz, which beneficially owned 33.3% of our shares as of March 1, 2018, is party to a voting agreement with Tene Investment in Projects 2016 Limited Partnership (“Tene”), by which both the Kibbutz and Tene are deemed our controlling shareholders under the Israeli Companies Law. The Kibbutz and Tene also agreed to use their best efforts to prevent any dilutive transactions that would reduce the Kibbutz’s holdings in us below 26% on a fully diluted basis and to cause that at least four directors on behalf of the parties are elected to our board of directors. For more information, see “ITEM 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” One member of our board of directors and a number of our key employees are members of the Kibbutz. Certain of these individuals also serve in different positions in the Kibbutz, including business manager of the Kibbutz. Such individuals have fiduciary duties to both us and Kibbutz Sdot-Yam. As a result, our directors and executive officers who are members of the Kibbutz may have real or apparent conflicts of interest on matters affecting both us and the Kibbutz and, in some circumstances, such individuals may have interests adverse to us. For example, in the annual general meeting of our shareholders held in December 2015, the Kibbutz opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees identified by the Kibbutz as independent. In addition, two members of our board of directors, including the chairman of the board of directors, also serve as partners in Tene. Since these individuals have fiduciary duties to both us and Tene, there may be real or apparent conflicts of interest in this respect as well.  See “ITEM 6.A: Directors, Senior Management and Employees—Directors and Senior Management.”

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

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. We believe that the third quarter of the year exhibits higher sales volumes than other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere when the weather is more favorable for new construction and renovation projects, as well as due to efforts to complete such projects before the beginning of the new school year. Conversely, the first quarter is impacted by a slowdown in new construction and renovation projects during the winter months as a result of adverse weather conditions in the northern hemisphere, and, depending on the date of the spring holiday in Israel in a particular year, the first or second quarter is impacted by a reduction in sales in Israel due to such holiday. Similarly, sales during the first quarter in Australia are negatively impacted by fewer construction and renovation projects due to public holidays. In the third quarter of 2017, we generated 13.4% more revenue and a 5.3% higher adjusted EBITDA than the first quarter of 2017. Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

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

We are currently involved in several legal disputes, including against our former South African agent, World of Marble and Granite, and certain fabricators and their employees in Israel, Australia and Spain, as further detailed in “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” In addition, from time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including contract law, intellectual property rights, employment, product liability and warranty claims and claims related to modification and adjustment or replacement of product surfaces sold.

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

Sales to third-party distributors accounted for 9.8% of our revenues in 2017. In our indirect markets, we depend on the success of the selling and marketing efforts of our third-party distributors, and any disruption in our distribution network could materially impair our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations. As we have limited control over these distributors, their actions could also materially harm our brand and company reputation in the marketplace.

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

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. We are constantly implementing new technologies and solutions to assist in the prevention of potential and attempted cyber-attacks, as well protective measures and contingency plans in the event of an existing attack. We analyze the risks we face on an ongoing basis and, accordingly, strengthen our IT infrastructure, update our policies and conduct training for our employees, to enhance our ability to prevent and respond to such risks. However, we can provide no assurance that our current IT system or any updates or upgrades thereto, the current or future IT systems of our distributors or re-sellers or the IT systems of online paying agents that we use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT systems or to manage the IT systems of third parties to accommodate these changes. We have experienced and expect to continue to experience actual or attempted cyber-attacks of our IT networks. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future. Furthermore, a cyber-attack that bypasses our IT security systems or those of our distributors, re-sellers or online paying agents, causing an IT security breach, could lead to a material disruption of our information systems, the loss of business information and loss of service to our customers. There is no assurance that we will be insulated from claims relating to cyber-attacks or withstand legal challenges in relation to our agreements with third parties. Additionally, we have access to sensitive customer information in the ordinary course of business. If a significant data breach occurred, our reputation could be materially and adversely affected, confidence among our customers may be diminished, or we may be subject to legal claims, any of which may contribute to the loss of customers and have a material adverse effect on us. In addition, the continued worldwide threat of terrorism and heightened security in response to such threat may cause further disruptions and create further uncertainties or may otherwise materially harm our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

We may have exposure to greater-than-anticipated tax liabilities.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” in determining our accrued liability for unrecognized tax benefits, which totaled approximately $2.7 million as of December 31, 2017. See also note 11 to our financial statements included elsewhere in this report. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. The amount of income tax that we pay could be materially and adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates. From 2015 onward, our U.S. manufacturing operations also carry inter-company transactions at transfer prices and arrangements set by us. We cannot be certain that tax authorities will not disfavor our inter-company arrangements and transfer prices in the relevant jurisdictions. Taxing authorities outside of Israel could challenge our allocation of income between us and our subsidiaries and contend that a larger portion of our income is subject to tax in their jurisdictions, which may have higher tax rates than the rates applicable to such income in Israel. Any adjustment in one country while not followed by counter-adjustment in the other country, may lead naturally to double taxation for the group. Any change to the allocation of our income as a result of review by such taxing authorities could have a negative effect on our operating results and financial condition.

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

In the United States, H.R. 1, originally known as the 2017 Tax Cuts and Jobs Act (the “TCJA”) made significant changes to the U.S. Internal Revenue Code, including a reduction in the federal income corporate tax rate from 35% to 21% and limitations on certain corporate deductions and credits. In addition, the TCJA requires complex computations to be performed that were not previously required in U.S. tax law, significant judgments to be made in interpretation of the provisions of the TCJA and significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. Finally, foreign governments may enact tax laws in response to the TCJA that could result in further changes to global taxation and materially affect our financial position and results of operations. While we have provided the effect of the TCJA in our Consolidated Financial Statements as included in Note 11 to our financial statements included elsewhere in this report, the application of accounting guidance for various items and the ultimate impact of the TCJA on our business are currently uncertain.

We are entitled to a property tax abatement (starting in the 2014 tax year) with respect to our U.S manufacturing facility for ten years at 100% and an additional five years at 50% subject to our satisfaction of certain qualifying terms with respect to headcount, average salaries paid to our employees and total capital investment amount in our U.S manufacturing facility. The tax abatement is granted pursuant to bond purchase loan agreements we entered into with the Development Authority of Bryan County. If we do not meet the qualifying terms of the bond, we will bear the applicable property tax, which will be recognized in our operating costs and which would materially and adversely impact our projected margins and results of operations. See “ITEM 4.D: Information on Caesarstone- Property, Plants and Equipment.”

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

A non-U.S. corporation is considered a CFC if (i) more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, (ii) by United States shareholders who each own stock representing 10% or more of the vote or, for the taxable year of a non-U.S. corporation beginning after December 31, 2017 and for taxable years of shareholders with or within which such taxable years of such non-U.S. corporation ends, 10%or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholder”). Generally, 10% U.S. Shareholders of a CFC are required to include currently in gross income such 10% U.S. Shareholder’s share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and certain other new items under the TCJA.  Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

Certain changes to the CFC constructive ownership rules introduced by the TCJA may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, thus impacting our CFC status and affecting holders of our ordinary shares that are 10% United States shareholders. For 10% U.S. Shareholders, this may result in negative U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income and of any such shareholder’s share of our accumulated non-U.S. earnings and profits (regardless of whether we make any distributions), taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder, and being subject to certain reporting requirements with the U.S. Internal Revenue Service. Current or prospective 10% U.S. Shareholders should consult their tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our ordinary shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.

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

The first lease agreement between Kibbutz Sdot-Yam and the ILA has been extended through 2060. The second agreement between Kibbutz Sdot-Yam and the ILA expired in late 2009, and in February 2017, the District Court approved a settlement pursuant to which the Kibbutz and the ILA will enter into a new lease agreement for a period of 49 years, with an option to renew for additional 49 years. As of the date of this report, the parties are still in the process of finalizing the terms of the lease agreement. Previous agreements between Kibbutz Sdot-Yam and the ILA with respect to this property contained restrictions with respect to the use of the property by the Kibbutz. We cannot assure you that our current use of the property and the rights granted to us by Kibbutz Sdot-Yam pursuant to the land use agreement will not provide the ILA with the right to terminate the rights of Kibbutz Sdot-Yam to the property.

The lease agreement between Kibbutz Sdot-Yam and the Caesarea Development Corporation permits Kibbutz Sdot-Yam to use the property for the community needs of Kibbutz Sdot-Yam and is in effect until year 2037. Caesarea Development Corporation charges Kibbutz Sdot-Yam based on the use of the relevant portion of the property for industrial purposes, and thus, has provided recognition to Kibbutz Sdot-Yam’s use of such portion of the property for industrial purposes.

Each of the ILA and the Caesarea Development Corporation may terminate their respective lease in certain circumstances, including if Kibbutz Sdot-Yam breaches its agreements therewith, commences proceedings to disband or liquidate, or in the event that Kibbutz Sdot-Yam ceases to be organized as a “kibbutz” as defined in the lease (meaning, a registered cooperative society classified as a kibbutz). If any of the leases and the rights of Kibbutz Sdot-Yam to use the properties described above terminate, we may be unable to maintain our operations on these lands, which would have a materially adverse effect on our operations.

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

Our Bar-Lev facility is leased from Kibbutz Sdot-Yam pursuant to a land purchase and leaseback agreement effective as of September 1, 2012. The land purchase and leaseback agreement was simultaneously executed with a land use agreement pursuant to which Kibbutz Sdot-Yam permits us to use the site for a period of ten years with an automatic renewal for an additional ten years unless we provide Kibbutz Sdot-Yam two years’ advance notice that we do not wish to renew the lease.

Our Sdot-Yam facility, located in Kibbutz Sdot-Yam, is also leased from the Kibbutz, pursuant to a land use agreement effective as of March 2012 and for a period of 20 years. We may not terminate the operation of either of the two production lines at our Sdot-Yam facility as long as we continue to operate production lines elsewhere in Israel. Additionally, our headquarters must remain at Kibbutz Sdot-Yam. As a result of these restrictions, our ability to reorganize our manufacturing operations and headquarters in Israel is limited.  In addition, pursuant to the land use agreement we entered into with the Kibbutz with respect to our Sdot-Yam facility, in the event of a material change in the payments made by the Kibbutz to the ILA or the Caesarea Development Corporation, as of January 1, 2018 the Kibbutz may appoint an appraiser to reassess the fees we agreed to in the land use agreements. Recently, the Kibbutz notified us that it intends to increase the fees related to the land lease agreement based on alleged additional covered areas used by us on the leased land and due to alleged material increase in the Kibbutz payments to the ILA and Caesarea Development Corporation. We are examining the request and there may be reciprocal claims relating to the renegotiation of the fees under such agreement.

Pursuant to the land use agreements between us and Kibbutz Sdot-Yam, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use under such land use agreements, then, subject to obtaining the permits required by law, Kibbutz Sdot-Yam will build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the additional monthly payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof. As a result, we depend on Kibbutz Sdot-Yam to build such facilities in a timely manner. While Kibbutz Sdot-Yam is responsible under the agreement for obtaining various licenses, permits, approvals and authorizations necessary for our use of the property, with respect to our use of property in Sdot- Yam, we have waived any monetary recourse against the Kibbutz for failure to receive such licenses, permits, approvals and authorizations.

If we are unable to renew our existing lease agreements with the Kibbutz in the future, we may be required to move our Israeli facilities and headquarters to an alternate location. In addition, the Kibbutz may not be able, in a timely manner, to purchase additional land or build additional facilities that we may require due to increased demand for our products, or obtain the necessary licenses or permits for existing or current property. This could result in increased costs, substantial delays and disruptions to the manufacturing process, which could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet the existing or increased demand for our products. We may also suffer losses to the extent we have waived monetary recourse against the Kibbutz for failure to obtain licenses and permits for some of our currently leased property. For more information with respect to our agreements with Kibbutz Sdot-Yam, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Our audit committee has determined that the terms of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, except for the manpower agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011, as it relates to office holders, and the services agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011 (as amended). See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.” Our manpower agreement (as it relates to office holders) and our services agreement, each with Kibbutz Sdot-Yam, have been reapproved by our shareholders in 2015 under the Companies Law requirements and are subject to re-approval by July 2018.

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

In February 2018, we declared the distribution of a special cash dividend in the amount of $0.29 per share, to be paid on March 14, 2018, subject to withholding tax of 20%. We also adopted a dividend policy pursuant to which we intend to pay a quarterly cash dividend in the range of $0.10-$0.15 per share (subject to the applicable tax) up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to the approval of our board of directors. We currently expect that payments of dividends pursuant to the dividend policy will be based on the recommendation of our board of directors, after taking into account legal limitations, the benefit of the Company and its obligations, growth plans and contractual limitations under our credit agreements, and other factors that our board of directors may deem relevant. We cannot provide assurances regarding the amount or timing of any dividend payments and may decide not to pay dividends in the future.

The price of our ordinary shares may be volatile.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including (i) actual or anticipated fluctuations in our results of operations; (ii) variance in our financial performance from the expectations of market analysts; (iii) announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans; (iv) changes in the prices of our raw materials or the products we sell; (v) our involvement in litigation; (vi) our sale of ordinary shares or other securities in the future; (vii) market conditions in our industry; (viii) changes in key personnel; (ix) the trading volume of our ordinary shares; (x) changes in the estimation of the future size and growth rate of our markets; (xi)changes in our board of directors, including director resignations; (xii) actions of investors and shareholders, including short seller reports and proxy contests; and (xiii) general economic and market conditions unrelated to our business or performance.

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

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. In 2015, we became subject to a putative securities class action claim in the U.S. District Court for the Southern District of New York related to losses allegedly suffered as a result of the decline in the market price of our ordinary shares. In August 2017, the court approved our settlement agreement with the lead plaintiffs and our insurance carriers covered the settlement amount in full. We cannot assure you that in the future we may not be subject to further litigation or that it will be fully covered by our insurance carriers. See “ITEM 8: Financial Information- Legal Proceedings”.

If equity research analysts do not publish research or reports about our business or if analysts, including short sellers, issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline. Additionally, we may fail to meet publicly announced financial guidance or other expectations about our business, which would cause our ordinary shares to decline in value.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if one or more of those analysts issue other unfavorable commentary or cease publishing reports about us or our business. The market price for our ordinary shares has been in the past, and may be in the future, materially and adversely affected by allegations made in reports issued by short sellers regarding our business model, our management and our financial accounting. We have also faced difficulty in the past accurately projecting our earnings and have missed certain of our publicly announced guidance. If our financial results for a particular period do not meet our guidance or if we reduce our guidance for future periods, the market price of our ordinary shares may decline.

The substantial share ownership position of Kibbutz Sdot-Yam and Tene will limit your ability to influence corporate matters.

As of March 1, 2018, Kibbutz Sdot-Yam and Tene beneficially owned 33.3% of our outstanding ordinary shares.  As a result of this concentration of share ownership and their voting agreement described above, the Kibbutz Sdot-Yam and Tene are considered controlling shareholders under the Israeli Companies Law, and, acting on their own or together, will continue to have significant voting power on all matters submitted to our shareholders for approval. These matters include:

•	the composition of our board of directors (other than external directors);

•	approving or rejecting a merger, consolidation or other business combination; and

•	amending our articles of association, which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests initiated by other shareholders, mergers, tender offers, open-market purchase programs or other purchases of shares of our ordinary shares that might otherwise give you the opportunity to realize a premium over then-prevailing market price of our ordinary shares. The interests of Kibbutz Sdot-Yam or Tene may not always coincide with the interests of our other shareholders. This concentration of ownership may also lead to proxy contests. For example, prior to the voting arrangement between Tene and the Kibbutz, in connection with our annual general meeting of shareholders held in December 2015, Kibbutz Sdot-Yam issued a proxy to our shareholders, in which it opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees. Such initiatives, which may not coincide with the interests of our other shareholders, result in us incurring unexpected costs and could divert our management’s time and attention. This concentration of ownership may also materially and adversely affect our share price.

In recent years, Israeli issuers listed on securities exchanges in the United States have also been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Responding to these types of actions by activist shareholders could be costly and time-consuming for management and our employees, and could disrupt our operations or business model in a way that would interfere with our ability to execute our strategic plan.

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

We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50% of our assets were located in the United States or (iii) our business were administered principally in the United States. Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon Nasdaq exemptions from certain corporate governance requirements that are available to foreign private issuers.

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

As of March 1, 2018, we had 34,348,660 ordinary shares outstanding. This included approximately 11,440,000 ordinary shares, or 33.3% of our outstanding ordinary shares, beneficially owned by Kibbutz Sdot-Yam and Tene, which can be resold into the public markets in accordance with the restrictions of Rule 144, including volume limitations, applicable to resales by affiliates or holders of restricted securities.

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

In addition to these registration rights, as of March 1, 2018, 1,231,079 ordinary shares were reserved for issuance under our 2011 Incentive Compensation Plan (“2011 plan”) of which options to purchase 1,157,204 ordinary shares were outstanding, with a weighted average exercise price of $33.0 per share, and 73,875 restricted stock units (“RSUs”) were outstanding. To the extent they are covered by our registration statements on Form S-8, these shares may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

Risks relating to our incorporation and location in Israel

If we fail to comply with Israeli law restrictions concerning employment of Jewish employees on Saturdays and Jewish holidays, we and our office holders may be exposed to administrative and criminal liabilities and our operational and financial results may be materially and adversely impacted.

We are subject to the Israeli Hours of Work and Rest Law, 1951 (“Rest Law”), which imposes certain restriction on the employment terms and conditions of our employees. Among others, the Rest Law prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the IMEI. Employment of Jewish employees on such days without a permit constitutes a violation of the Rest Law. We received a permit from the IMEI to employ Jewish employees on Saturdays and Jewish holidays in connection with most of the production machinery in our Sdot-Yam facility, effective until December 31, 2018. There is no assurance that we will be able to obtain such permit in the future, and if we do not, we will be required to either refrain from operating our Sdot-Yam facility on Saturdays and Jewish holidays, or employ non-Jewish employees.

If we are deemed to be in any violation of the Rest Law, we and our officers may be exposed to administrative and criminal liabilities, including fines, and our operational and financial results could be materially and adversely impacted. If we fail to obtain a permit in the future or if we are unable to employ only non-Jewish employees on Saturdays and Jewish holidays, we may be required to halt operations of our manufacturing facilities in Israel during such days, have less production capacity and as a result experience a materially adverse effect on our revenues and profitability.

Conditions in Israel could materially and adversely affect our business.

We are incorporated under Israeli law and our principal offices and two of our manufacturing facilities (Sdot-Yam and Bar-Lev) are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. These conflicts involved missile strikes against civilian targets in various parts of Israel including most recently, central Israel, and negatively affected business conditions in Israel as well as home starts and the building industry in Israel.

Our facilities are in range of rockets that may be fired from Lebanon, Syria or the Gaza Strip into Israel. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to deliver products to customers could be materially and adversely affected. Our commercial insurance in Israel does not cover losses that may occur as a result of acts of war; however, losses as a result of terrorist attacks to our facilities and disruption to the ongoing operations, are covered by our insurance for damages of up to $20 million, if such damages are not covered by the Israeli government. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained and will be adequate in the event we submit a claim. Even if insurance is maintained and adequate, we cannot assure you that it will reduce or prevent any losses that may occur as a result of such actions or will be exercised in a timely manner to meet our contractual obligations with customers and vendors.

In addition, popular uprisings in various countries in the Middle East and North Africa have affected the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries, such as Turkey, from which we import a significant amount of our raw materials. Moreover, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies and customers in these countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such efforts, particularly if they become more widespread, may materially and adversely impact our ability to sell our products out of Israel.

Our employees in Israel, generally males, including executive officers, may be called upon to perform military service on an annual basis until they reach the age of 40 (and in some cases, up to 45 or 49). In emergency circumstances, they could be called to immediate and prolonged active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially and adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contract manufacturers related to military service may disrupt their operations, in which event our ability to deliver products to customers may be materially and adversely affected.

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

If a union of our employees is formed in the future, we may enter into a collective bargaining agreement with our employees, which may increase our costs and limit our managerial freedom, and if we are unable to reach a collective bargaining agreement, we may become subject to strikes and work stoppages, all of which may materially and adversely affect our business.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our Israeli facilities have been granted “Approved Enterprise” status by the Israeli Authority for Investment and Development of the Industry and Economy (“Investment Center”) or have the status of a “Beneficiary Enterprise” or “Preferred Enterprise” which provides us with investment grants (in respect of certain Approved Enterprise programs) and makes us eligible for tax benefits under the Investment Law.

In order to remain eligible for the tax benefits of an “Approved Enterprise”, a “Beneficiary Enterprise” and/or a “Preferred Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in certificates of approval issued by the Investment Center (in respect of Approved Enterprise programs), which may include, among other things, selling more than 25% of our products to markets of over 14 million residents in a specific tax year, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, filing certain reports with the Investment Center, complying with provisions regarding intellectual property and the criteria set forth in the specific certificate of approval issued by the Investment Center or the ITA. If we do not meet these requirements, the tax benefits could be canceled and we could be required to refund any tax benefits and investment grants that we received in the past adjusted to the Israeli consumer price index and interest, or other monetary penalties. Further, in the future, these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 26.5% in 2015, 25% in 2016 and was decreased to 24% in 2017 and 23% in 2018 and thereafter.

Effective as of January 1, 2011, the Investment Law was amended (“Amendment No. 68” or the “2011 Amendment”). Under Amendment No. 68, the criteria for receiving tax benefits were revised. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible to be included in future Israeli tax benefit programs. We may lose all of our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA). We do not foresee such circumstances as probable in the coming years. Those tax rates between 2014 and 2016 were 16% for the portion of our income related to the Sdot-Yam manufacturing facility and 9% for the portion of our income related to the Bar-Lev manufacturing facility. From 2017 onward, the tax rate for the portion of our income related to the Bar-Lev manufacturing facility was reduced to 7.5% and Sdot-Yam tax rate remains unchanged.

Finally, in the event of a distribution of a dividend from the tax-exempt income described above, we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) in accordance with the effective corporate tax rate that would have been applied had we not relied on the exemption. In addition to the reduced tax rate, a distribution of income attributed to an “Approved Enterprise” and a “Beneficiary Enterprise” will be subject to 15% withholding tax. As for a “Preferred Enterprise,” dividends are generally subject to 20% withholding tax from 2014 (or a reduced rate under an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, because we announced our election to apply the provisions of Amendment No. 68 prior to June 30, 2015, we will be entitled to distribute exempt income generated by any Approved/Beneficiary Enterprise to our Israeli corporate shareholders tax free (See “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 1959”).

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

Under Israeli law, our two external directors have terms of office of three years. These directors have been elected by our shareholders to serve for an additional three-year term commencing March 21, 2018.

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

Under the Israeli Restrictive Trade Practices Law, 1988 (“Israeli Antitrust Law”), a company that supplies more than 50% of any asset or service in Israel or, in some cases, in a specific geographical area in Israel is deemed to be a monopoly. The determination of monopoly status depends on an analysis of the relevant product or service market but it does not require a positive declaration, and the status is achieved by virtue of such market share threshold being crossed.

Depending on the analysis and the definition of the relevant product market in which we operate, we may be deemed to be a “monopoly” under Israeli law. Under the Israeli Antitrust Law, a monopoly is prohibited from participating in certain business practices, including unreasonably refusing to provide the relevant product or service, or abuse of market power by means of discriminating between similar transactions or charging what are considered to be unfair prices, and from engaging in certain other practices. Such prohibitions are designed to protect the Israeli market against unfair competition. The Israeli Antitrust Commissioner may determine that a company that is a monopoly has abused its position in the market, and may subsequently order such company to change its conduct in matters that may materially and adversely affect the public, including imposing business restrictions on a company determined to be a monopoly and giving instructions with respect to the prices charged by the monopoly. If we are indeed deemed to be a monopoly and the Commissioner finds that we have abused our position in the market by taking anti-competitive actions and using anti-competitive practices, such as those described above, it would serve as prima facie evidence in private actions and class actions against us alleging that we have engaged in anti-competitive behavior. Furthermore, the Commissioner may order us to take or refrain from taking certain actions, which could limit our ability to freely conduct our business. To date, the Commissioner has not made any such determination. Violations of the Israeli Antitrust Law can constitute a criminal offence, may lead to civil sanctions and may expose a company to damages claims and class actions. We do not believe we are a monopoly, or that our operations constitute a violation of the provisions of the Israeli Antitrust Law even if we were found to be a monopoly under the Israeli Antitrust Law, but we cannot guarantee this to be the case.

Sales in Israel accounted for 7.6% of our revenues in 2017. We have a significant market position in certain jurisdictions outside of Israel and cannot assure you that we are not, or will not become, subject to the laws relating to the use of dominant product positions in particular countries, which laws could limit our business practices and our ability to consummate acquisitions.

ITEM 4: Information on Caesarstone

A.	History and Development of Caesarstone

Our History

Caesarstone Ltd. was founded in 1987 and incorporated in 1989 in the State of Israel. We are a leading manufacturer of high quality engineered quartz surfaces sold under our premium Caesarstone brand. Caesarstone is a pioneer in the engineered quartz surfaces industry. Our products consist of engineered quartz slabs that are currently sold in approximately 50 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. Our products accounted for approximately 8% of global engineered quartz by volume in 2016. In 2008, 2010 and 2011, we acquired the businesses of our former Australian, Canadian, as well as American and Singaporean distributors, respectively, and established such businesses within our own subsidiaries in such countries. In 2017, we started selling our products in the U.K. directly through our U.K. subsidiary, Caesarstone (UK) Ltd. We now generate a substantial portion of our revenues in the United States, Australia and Canada from direct distribution of our products. Our products are primarily used as kitchen countertops. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications. Because of their hardness and non-porous characteristics, our products offer superior levels of scratch, stain and heat resistance, making them extremely durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our innovative design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2017, 2016 and 2015 amounted to $22.7 million, $22.9 million and $76.5 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines, and in 2014 and 2015 the construction of a new manufacturing facility with two production lines in the United States. In order to support our overall business expansion, we will continue to invest in manufacturing equipment and components for our production lines and in further expanding manufacturing capacity as we may require, subject to growth in the demand for our products. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise. In 2015, we completed the vast majority of our investment in the two production lines of the U.S. manufacturing facility with the remainder of the investment completed in 2016, the total of which amounted to approximately $135 million. Given the fact that the timing of our next capacity expansion in the U.S. facility or elsewhere is not determined yet, we anticipate that our capital expenditures in 2018 will remain significantly lower than the amounts invested in 2014 and 2015.

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

Quartz penetration in our key markets

	For the year ended December 31,
Region	2016	2014	2012	2010
United States	14%	8%	6%	5%
Australia (not including New Zealand)	45%	39%	35%	32%
Canada	24%	18%	12%	9%
Israel	87%	86%	85%	82%

Our products consist of engineered quartz slabs that are currently sold in approximately 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. In 2011, we acquired our former U.S. distributor and now generate the substantial majority of our revenues in the United States from direct distribution of our products. Our products are primarily used as kitchen countertops in the renovation and remodeling and residential construction end markets. Other applications for engineered quartz include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.  High quality engineered quartz offers hardness, non-porous characteristics, superior scratch, stains and heat resistance, making it durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures. In 2016, our products accounted for approximately 8% of global engineered quartz by volume and we captured approximately 13%, 52%, 39% and 85% of the countertop market share in the United States, Australia (not including sales to New Zealand), Canada and Israel, by volume, respectively.

From 2009 to 2017, our revenue grew at a compound annual growth rate of 17.4%. In 2017, we generated revenue of $588.1 million, net income attributable to controlling interest of $26.2 million, adjusted EBITDA of $ 100.4 million and adjusted net income attributable to controlling interest of $49.8 million. See “ITEM 3.A: Key Information—Selected Financial Data” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

* Global countertop demand in total, by region and by material are based on Freedonia’s report as of February 20, 2017 , which included revisions of such data for 2010, 2012 and 2014 previously provided by Freedonia. In general, for each of these three years, data related to quartz global penetration were increased by Freedonia and data related to laminate global penetration were decreased. Also, countertop demand as reported by Freedonia was increased in Asia and decreased in Europe for each of these three years. Quartz penetration in each of our four main markets (and our market share in those markets, accordingly) remained the same as published by Freedonia in each of these three years.

Our Products

Our products to date are generally marketed under the Caesarstone brand. The substantial majority of our products are installed as countertops in residential kitchens. Other applications of our products include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces. Our engineered quartz slabs measure 120 inches long by 56 1/2 inches wide and 130 inches long by 65 inches wide with a thickness of 1/2 of an inch, 3/4 of an inch or 1 1/4 inches. Engineered quartz surfaces are typically comprised of approximately 90% quartz and approximately 10% polyester and pigments. Our products’ composition gives them superior strength and resistance levels to heat, scratches, cracks and chips. Polyester, which acts as a binding agent in our products, make our products non-porous and highly resistant to stains. Pigments act as a dyeing agent to vary our products’ colors and patterns.

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

Our product offerings include three collections, each of which is designed to have a distinct aesthetic appeal. We use a multi-tiered pricing model across our products and within each product collection ranging from lower price points to higher price points. Each product collection is designed, branded and marketed with the goal of reinforcing our products’ premium quality.

We introduced our original product collection, Classico, in 1987, and today, this collection accounts for the majority of our sales. Within this product collection, we offer over 80 different colors, with four textures and three thicknesses generally available for each of the collection’s colors. Our additional product collections, Concetto, and Supernatural, are marketed as specialty high-end product collections. The Concetto product collection, launched in 2003, features engineered quartz surfaces with hand-incorporated semi-precious stones. In 2012, we launched new products under our Supernatural collection, whose design was inspired by natural stone and which are manufactured using proprietary technology. We regularly introduce new colors and designs to our product collections based on consumer trends.

A key focus of our product development is a commitment to substantiating our claim of our products’ superior quality, strength and durability. Our products undergo regular tests for durability and strength internally by our laboratory operations group and by external accreditation organizations. We are accredited by organizations overseeing safety and environment performance, such as the NSF International and GREENGUARD Indoor Air Quality. Our products support green building projects and allow contractors to receive Leadership in Energy and Design (LEED) points for projects incorporating our products.

Distribution

Our four largest markets based on sales are currently the United States, Australia (including New Zealand), Canada and Israel. In 2017, sales of our products in these markets accounted for 41.7%, 23.4%, 16.6% and 7.6% of our revenues, respectively. Total sales in these markets accounted for 89.3% of our revenues in 2017. For a breakdown of revenues by geographic market for the last three fiscal years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results.”

Direct Markets

We currently have direct sales channels in the United States, Australia, Canada, Israel, the United Kingdom and Singapore. Our direct sales channels allow us to maintain greater control over our entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers, architects and designers regarding new developments in tastes and preferences, and have greater control over inventory management. Our subsidiaries’ warehouses in each of these countries maintain inventories of our products and are connected to each subsidiary’s sales department. We supply our products primarily to fabricators, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers to use Caesarstone products for a project. In the U.S. and Canada, in certain market channels such as IKEA and Lowe’s, we also provide, together with our products, fabrication and installation services, which we source from third party fabricators. We believe that our supply of a fabricated and installed countertop made of Caesarstone is a competitive advantage in such channels, which enables us to better control our products’ prices as well as to promote a full solution to our customers.

In Israel, where our headquarters and global operations are located, we distribute our products directly to several local distributors who in turn sell them to fabricators. This arrangement minimizes our financial exposure to end-consumers and provides us with significant depth of coverage in the Israeli market. Although we sell our products to distributors in this market, we consider this a direct market due to the warranty we provide to end-consumers, as well as our fabricator technical and health and safety instruction programs and our local sales and marketing activities. In the United States, Australia, Canada and Singapore we have established direct distribution channels with distribution locations in major urban centers complemented by arrangements with various third parties sub-distributors or stone suppliers in certain areas of the United States. As of 2016, in Australia, Canada and the United States, the adoption rate of the engineered quartz surfaces was approximately 45%, 24% and 14%, respectively, of the overall countertop market by volume, and we have captured approximately 52%, 39% and 13% of countertop market share in Australia, Canada and the United States, respectively.

Starting from May 2013 in the United States and October 2014 in Canada, we provide quartz and solid surfaces countertops to IKEA customers, which we source, fabricate and install. Such countertops are then marketed by IKEA without a brand name. We have engaged several third-parties fabricators to provide us with the fabrication and installation services designated for IKEA customers. In addition, starting from the first quarter of 2017, we provide an overlay solution, made of our products, for existing countertops to Lowe’s in the United States. Similar to IKEA, in addition to our products, we provide also fabrication and installation services through third party fabricators. We offer this solution in certain Lowe’s stores in the United States and expect to gradually increase the number of Lowe's stores we serve.

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

In most cases, we engage one distributor to serve a country or region. Today, we sell our products in over 40 countries through third-party distributors, and approximately 50 countries in total. Sales to third-party distributors accounted for 9.8% of our revenues in 2017. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, builders and contractors within their respective territory. Some of our distributors are also fabricators.

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

Sales and Marketing

Sales

For our direct sales, we manufacture or source engineered quartz slabs based upon our rolling projections of the demand for our products, and for our indirect sales, we manufacture or source our products on a purchase order basis

In recent years, our sales department, responsible for our global sales to third parties, which is based in Israel, has focused on penetrating new markets, as well as further developing our key growth indirect sales markets. We intend to continue to penetrate new markets in collaboration with distributors.

In recent years, we have also significantly increased our revenues within our existing key direct markets in the United States, Australia, Canada and Israel. We believe our products still have significant growth opportunities in the United States, Australia and Canada. For information on sales trends for the regions in which we operate, see “ITEM 5: Operating and Financial Review and Prospects – Components of statement of income”. In addition, in 2016 we established a direct sales channel in the United Kingdom and starting in January 2017 we have been selling and distributing our products in the U.K. directly through our U.K. subsidiary. We intend to continue to invest resources to further strengthen and increase our penetration in our existing markets. We are also exploring alternative sales channels and methodologies to further enhance our presence in each market.

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

Our marketing materials are developed by our global marketing department in Israel and are used by our distributors and subsidiaries globally. These materials may be slightly adjusted in their respective local markets, which helps in combining the special needs of each market and the global consistency of the Caesarstone brand. We offer our distributors a refund of a small percentage of their total purchases from us to buy our marketing materials, such as product brochures, promotional packages, print and online advertising materials, sample books, exhibition infrastructure, signage and stationary and display stands. This provides our distributors with significant flexibility to choose the best marketing strategy to implement in their particular territory. Occasionally, our local marketing departments in the United States, Australia and Canada develop their own tactical marketing materials in accordance with our global brand guidelines, in addition to using our marketing materials, due to the size and particular characteristics of these territories. In 2017, we spent $ 28.0 million on direct advertising and promotional activities.

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

Research and Development

Our research and development department is located in Israel. The department is comprised of 16 employees and works closely with employees from other departments, all of whom have extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In 2017, research and development costs accounted for approximately 0.7% of our revenues.

The strategic mission of our research and development team is to develop and maintain innovative and leading technologies and top- quality designs, develop new and innovative products according to our marketing department’s roadmap, increase the cost-effectiveness of our manufacturing processes and raw materials, and generate and protect company intellectual property in order to enhance our position in the engineered quartz surface industry. We also study and evaluate consumer trends by attending industry exhibitions and hosting international design workshops with market and design specialists from various regions.

In 2012, we launched the Supernatural collection. These products are designed to reflect our interpretation of natural stone. In 2013, we introduced seven new colors under our Classico and Supernatural collections. In 2014, we introduced eight additional new colors under our Classico and Supernatural collections, including our Calacatta Nuvo, which is our interpretation of natural calacatta stone, and other products inspired by natural granite and marble, all of which were the result of new proprietary technologies developed by our research and development department. In 2015, we launched five new products under our Supernatural collection and four new colors under our Classico collection. In 2016, we launched two new products under our Supernatural collection and seven new products under our Classico collection. In 2017, we launched seven additional new products.

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our indirect markets, we provide all of our distributors a limited direct manufacturing defect warranty and our distributors are responsible for providing warranty coverage to end-customers. The warranties provided by our distributors vary in term with a three-year warranty provided in Europe and warranties lasting up to 20 years in other regions. In our direct markets, the warranty period also varies. We provide end-consumers with limited lifetime warranties in the United States,Canada and Israel and a ten-year limited warranty in Australia. For end-consumers, warranty issues on our products are addressed by our local distributor. In our direct markets, following an end-consumer call, our technicians are sent to the product site within a short time. We train our distributors to handle local warranty issues through our “Caesarstone University” program. The Caesarstone University program includes readily accessible resources and tools regarding the fabrication, installation, care and maintenance of our products. We believe our comprehensive global customer service capabilities and the sharing of our service related know-how differentiate our company from our competitors.

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

Quartz is the main raw material component used in our products. Raw quartz must be processed into finer grades of sand and powder before we use it in our manufacturing process. We purchase quartz from our quartz suppliers already processed by them. We acquire quartz from suppliers primarily in Turkey, Israel, Belgium, India, Spain and Portugal. In 2015, we started to acquire limited quantities of quartz from the United States for our manufacturing operations in our plant at Richmond Hill, Georgia. We require supplies of particular grades and shades of quartz for our products. In 2017, approximately 69% of our quartz, including mainly quartzite, which is used across all of our products was imported from four suppliers in Turkey, out of which approximately 42% was acquired from Mikroman Madencilik San ve TIC.LTD.STI (“Mikroman”), which constitutes approximately 29% of our total quartz, and approximately 34% was acquired from Polat Maden Sanayi ve Ticaret A.S (“Polat”), which constitutes approximately 23% of our total quartz. Our current supply arrangements with Polat and Mikroman for 2018 are set forth in letter agreements. We expect our arrangements with Mikroman and Polat with respect to prices and quantities to remain unchanged through the end of 2018.

Similar to our arrangements with Mikroman and Polat described above, we typically transact business with our quartz suppliers on an annual framework basis, under which we execute purchase orders from time to time. Quartz imported from Turkey, Europe and Israel for our U.S. manufacturing facility entails higher transportation costs. In 2018, we intend to continue to acquire quartz for our U.S. manufacturing facility mainly from the same sources we use for our Israeli facilities, but expect a slight increase in our domestic supply compared to 2017.

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

See “ITEM 3.D. Key Information—Risk Factors— We may encounter significant delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products.” For our cost of quartz, polyester and pigments in 2017 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results— Cost of revenues and gross profit margin.”

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

The manufacturing process for our products typically involves blending approximately 90% quartz with approximately 10% polyester and pigments. Using machinery acquired primarily from Breton, the leading supplier of engineered stone manufacturing equipment, together with our proprietary manufacturing enhancements, this mixture is compacted into slabs by a vacuum and vibration process. The slabs are then moved to a curing kiln where the cross-linking of the polyester is completed. Lastly, the slabs are gauged, calibrated and polished to enhance shine.

We maintain strict quality control and safety standards for our products and manufacturing process. Our manufacturing facilities have several safety certifications from third-party organizations, including an OHSAS 18001 safety certification from the International Quality Network for superior manufacturing safety operations.

In addition, in 2017 we have increased our outsourcing capabilities and currently purchase a certain portion of our slabs from third-party quartz manufacturers that meet our specifications. We conduct quality control and quality assurance processes with respect to such outsourcing of our products. In 2018, we intend to increase the scope of purchases from OEMs.

Seasonality

For a discussion of seasonality, please refer to “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Quarterly results of operations and seasonality.”

Competition

We believe that we compete principally based upon product quality, breadth of product offering and product innovation, brand awareness and position, pricing and customer service. We believe that we differentiate ourselves from competitors on the basis of our premium brand, our signature product designs, our ability to offer our products in major markets globally, our focus on the quality of our product offerings, our customer service- oriented culture, our high involvement in the product supply chain and our leading distribution partners.

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

The engineered quartz surface market is highly fragmented and is also served by a number of regional and global competitors. We also face growing competition from low-cost manufacturers from Asia, especially from China, and from Europe. Large multinational companies have also invested in their engineered quartz surface production capabilities. For more information, see “ITEM 3.D. Key Information—Risk Factors—We face intense competitive pressures from manufacturers of quartz or other surface materials which could materially and adversely affect our results of operations and financial condition.”

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

We have experienced and expect to continue to experience actual or attempted cyber-attacks of our IT networks. Although none of these actual or attempted cyber-attacks has had a material impact on our operations or financial condition, we cannot guarantee that any such incidents will not have a material adverse impact on our operations or financial condition in the future. We are constantly implementing new technologies and solutions to assist in prevention of potential and attempted cyber-attacks, as well protective measures and contingency plans in the event of an existing attack. We have updated our IT infrastructure to enhance our ability to prevent and respond to such threats, and conduct training for our employees in this respect. For further details see “ITEM 3.D. Key Information—Risk Factors— Disruptions to our information technology systems due to cyber-attacks or our failure to upgrade and adjust our information technology systems globally, may materially impair our operations, hinder our growth and materially and adversely affect our business and results of operations.”

Intellectual Property

Our Caesarstone brand is central to our business strategy, and we believe that maintaining and enhancing the Caesarstone brand is critical to expanding our business.

We have obtained trademark registrations in certain jurisdictions that we consider material to the marketing of our products, all of which are used under the trade mark Caesarstone, including CAESARSTONE®, CONCETTO®, and our Caesarstone logo. We have obtained trademark registrations for additional marks that we use to identify certain product collections, as well as other marks used for certain of our products. While we expect our applications to mature into registrations, we cannot be certain that we will obtain such registrations. In many of our markets we also have trademarks, including registered and unregistered marks, on the colors and models of our products. We believe that our trademarks are important to our brand, success and competitive position. In the past, some of our trademark applications for certain classes of our products’ applications have been rejected or opposed in certain markets and may be rejected for certain classes in the future, in all or parts of our markets, including without limitation, for flooring and wall cladding. We are currently subject to opposition proceedings with respect to applications for registration of our trademark Caesarstone™ in certain jurisdictions.

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

Environmental and Other Regulatory Matters

Environmental and Health and Safety Regulations

Our manufacturing facilities and operations in Israel and our manufacturing facility in the State of Georgia, United States, whose two production lines became operational in 2015, are subject to numerous Israeli and U.S. environmental and workers' health and safety laws and regulations. Applicable U.S. laws and regulations include federal, state and local laws and regulations, including Georgia state laws. Laws and regulations in both countries deal with pollution and the protection of the environment, setting standards for emissions, discharges into the environment or to water, soil and water contamination, product specifications, nuisance prevention, generation, the treatment, import, purchase, use, storage and transport of hazardous materials, and the storage, treatment and disposal and remediation of solid and hazardous waste, including sludge, and protection of workers’ health and safety. Violations of environmental, health and safety laws, regulations and permit conditions may lead to, among other things, civil and criminal sanctions, injunctive orders as well as permit revocations and facility shutdowns as further described in “ITEM 3.D: Key Information— Risk Factors— The extent of our liability exposure for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate, and could negatively impact our financial condition and results of operations”.

In addition to being subject to regulatory and legal requirements, our manufacturing facilities in Israel and in the United States operate under applicable permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards. Business licenses for our facilities in Israel contain conditions related to a number of requirements, including with respect to dust emissions, air quality, the disposal of effluents and process sludge, and the handling of waste, chemicals and hazardous materials. We operate in Israel under poison permits that regulate our use of poisons and hazardous materials.  Our current poison permits are valid until January 2019 for our Bar-Lev facility and February 2019 for our Sdot -Yam facility. In addition, we dispose of wastewater from our Israeli manufacturing facilities to a treatment plant pursuant to permits obtained from the Israeli Ministry of Environmental Protection (“IMEP”),which are effective until December 31, 2019. Further, in 2014, the IMEP analyzed our sludge waste and determined to classify our sludge as “solid industrial waste.” Our facility in the United States is required to obtain and follow a General Permit for Storm Water Discharges Associated with Industrial Activity of the Georgia Environmental Protection Division (GEPD), an air quality permit from GEDP and other requirements and regulations including among others specific limitations on emission levels of hazardous substances, such as styrene, specific limitations on silica dust levels inside our plant, allowable wastewater discharge limits, oil spill prevention rule, hazardous waste handling requirements and fire protection measures requirements. Each of these permits and licenses require a significant amount of monitoring, record-keeping and reporting in order for us to demonstrate compliance therewith.

From time to time, we face environmental and health and safety compliance issues related to our two manufacturing facilities in Israel and in the U.S.

Manufacturing facilities in Israel:

●	Styrene gas emissions. The IMEP requires us to comply with the applicable obligations under the law and regulations related to styrene gas emission at both of our manufacturing facilities in Israel.
-
We installed and implemented systems which we believe reduce the amount of styrene emissions as required and we present our plans to further improve our control of styrene emission at our plants to the IMEP from time to time. In the past, we have been invited to hearings at the IMEP and the IMEP has recommended an investigation to look into allegations that we exceeded the threshold of styrene air ambient standards during 2013 in our Sdot-Yam facility. If the IMEP decides that we do not fully comply with the styrene emission standards, our business license may be revoked, our facilities’ operation may be limited or shut down and we may become subject to civil and criminal sanctions.

-
During 2016 and 2017, we implemented additional engineering solutions and enhanced safety practices in both of our facilities to improve compliance with the styrene gas emission standards. From time to time, the IMEP visits our facilities and provides us with a summary of its findings. We are in ongoing discussions with the IMEP and intend to continue monitoring, and, if necessary, applying corrective measures to control the styrene emissions at our facilities.

●	Dust emissions and exposure.
-
With respect to dust emissions both into the environment and inside our manufacturing facilities in Israel, we are implementing measures in order to achieve compliance with dust emission environmental standards and meet the health and safety standards with respect to permissible exposure limits.

-
On December 25, 2016, the Ministry of Labor, Social Affairs and Social Services (“IMLSS”) issued safety orders instructing us to stop production in certain manufacturing processes of the two production lines at our Sdot-Yam facility. The orders alleged deviations from permitted ambient levels of silica dust, styrene and acetone in the facility. Simultaneously, the IMLSS issued a warning of pending safety orders seeking the suspensions of our Bar-Lev facility. As the orders were based on outdated monitoring results, the IMLSS granted us with additional time to obtain updated monitoring results, and, on January 29, 2017, upon receiving satisfactory results reflecting significant improvement, the IMLSS rescinded the orders. We seek on an ongoing basis to continue reducing the level of exposure of our employees to silica dust, styrene and acetone, while enforcing our employees' use of personal protection equipment.

Manufacturing facility in the U.S.:

•
Air Permit. In June 2017, following an inspection of our facility, we received a notice of violation of the requirements of the Air Quality Permit from the Georgia Department of Natural Resources, Environmental Protection Division (“DNR”), due to alleged failure to notify the authorities of exceeding the monthly average styrene emission levels for the month of April 2017, and failure to provide records of certain engineering solutions implemented in the facility. We took corrective measures to address the claims raised by the DNR and in July 2017 were notified that the matter was closed and that no further enforcement action will be taken. On February 12, 2018 our plant was inspected again by the DNR, which indicated that an enforcement action may be applied mainly due to an alleged non-compliance with record keeping obligations. We are currently in the process of implementing a compliance program in our facility to enhance our internal procedures. We may be subject to further inspections by the DNR if we are not able to meet all the requirements of the Air Quality Permit.

•
Water and Sewer Use. In 2013, we entered into a 30-year agreement with the City of Richmond Hill, pursuant to which the city is required to accept our facility’s sanitary and industrial wastewater discharge up to a certain quantity and subject to certain terms and conditions, including certain permitted concentration level in the discharged water. If we do not meet the applicable limitation under such agreement, we may be required to build an onsite waste water treatment facility. In the past, there were instances in which our wastewater discharge did not meet the concentration levels set in the agreement, and there is no assurance that we will successfully meet such levels in the future. The city has further notified us that it may request a change to the permitted concentration levels for discharged wastewater as currently set in the agreement.

•
OSHA inspections. During 2016 and 2017 OSHA conducted several inspections at our facility which resulted in citations and penalties relating to, among other things, fall protection and workplace injuries, industrial hygiene, monitoring lockout tag out programs and silica exposure. We implemented corrective measures to address the concerns indicated by OSHA, which concluded in settlement agreements or other understandings with OSHA. Under such agreements and understandings with OSHA, we are required to adhere to certain requirements on an ongoing basis and under preset timeline, including implementation of additional engineering controls for silica dust exposure, conducting certain audits and reporting periodically to OSHA.

Other Regulation

We are subject to the Israeli Rest Law, which, among other things, prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the IMEI. In January 2018, we received a permit from the IMEI to employ Jewish employees on Saturdays and Jewish holidays in connection with most of the production machinery in our Sdot-Yam facility, effective until December 31, 2018. Currently, in our Bar-Lev facility, our Jewish employees do not work on Saturdays, while our non-Jewish employees are employed on such days.

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

For information on other regulation applicable, or potentially applicable, to us, see the following risks factors in “ITEM 3.D. Key Information—Risk Factors”:

•	“Risks related to our business and industry—We may have exposure to greater-than-anticipated tax liabilities.”

•	“Risks related to our incorporation and location in Israel— Conditions in Israel could materially and adversely affect our business.”

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

Caesarstone was organized under the laws of the State of Israel. We have five wholly-owned subsidiaries: Caesarstone Australia PTY Limited, which is incorporated in Australia, Caesarstone South East Asia PTE LTD, which is incorporated in Singapore, Caesarstone (UK) Ltd., which is incorporated in the United Kingdom, Caesarstone USA, Inc. and Caesarstone Technologies USA, Inc. (which is wholly-owned by Caesarstone USA, Inc.), both of which are incorporated in the United States.

We hold a 55% ownership interest in Caesarstone Canada, a joint venture we established in 2010 with our former distributor in Eastern Canada, Ciot, which operates fabrication facilities and is also a significant customer of Caesarstone Canada. The approval of both shareholders is required for certain corporate actions by the joint venture, including reducing the selling price of the joint venture’s products below a certain level. Unless we and Ciot otherwise agree, at the end of each financial year Caesarstone Canada is obligated to distribute 30% of its distributable profits (net profits, the distribution of which will not cause certain events such as insolvency, breach of bank covenants or missing future cash flows or budget, as determined by the board of directors of Caesarstone Canada). As of the date of this report, a total amount of $1,864 thousand was distributed on the account of Caesarstone Canada's years of operation through the end of 2016.

In connection with the formation of the joint venture, we granted Ciot a put option and Ciot granted us a call option for its interest, each exercisable any time between July 1, 2012 and July 1, 2023. Exercise of the put option requires six months prior notice. Exercise of the call option does not require prior notice. The purchase price of each option is to be calculated based on the 45% interest out of corporate value of Caesarstone Canada. Corporate value calculated according to a formula that evaluates the number of slabs sold by Caesarstone Canada and the price per slab and adjustments related to changes in price per slab for Caesarstone Canada Inc. The put option may only be exercised for at least $5 million plus an additional amount equal to interest at a yearly rate of 3.75%. The exercise of the put or call option would result in an increase in our ownership interest from 55% to 100%. We and Ciot have each expressed different interpretation to the calculation of the aforementioned formula for calculating Caesarstone Canada’s corporate value. CIOT’s put option redemption value in our financials follows Ciot’s interpretation.

D.          Property, Plants and Equipment

Our manufacturing facilities are located on the following properties in Israel and the United States:

Properties	Issuer’s rights	Location	Purpose	Size
Kibbutz Sdot-Yam(1)	Land Use Agreement	Caesarea, Central Israel	Headquarters, manufacturing facility, research and development center	30,744 square meters of facility and 60,870 square meters of un-covered yard *
Bar-Lev Industrial Park manufacturing facility (2)	Land Use Agreement	Carmiel, Northern Israel	Manufacturing facility	22,844 square meters of facility and 53,261 square meters of un-covered yard**
Belfast Industrial Center(3,4)	Ownership	Richmond Hill, Georgia, United States	Manufacturing facility	26,400 square meters of facility and 401,110 square meters of un-covered yard (excluding 56,089 square meters of wetland)

* Square-meter figures with respect to properties in Israel are based on data measured by the relevant municipalities used for local tax purposes. Kibbutz Sdot-Yam has recently claimed that the facility area is larger than indicated herein and we are reviewing the matter.

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

(2)
Leased pursuant to a land use agreement with Kibbutz Sdot-Yam entered into in March 2011, with a term of 10 years commencing in September 2012, which will be automatically renewed, unless we give two years prior notice, for an additional 10-year term. This agreement was executed simultaneously with the land purchase and leaseback agreement we entered into with Kibbutz Sdot-Yam, according to which Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev industrial center, under a long term lease agreement we entered into with the ILA on June 6, 2007 to use the premises for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. For more information, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback.”

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

(4)
In December 2014, we entered into a bond purchase loan agreement, were issued a taxable revenue bond on December 1, 2014, and executed a corresponding lease agreement. Pursuant to these agreements, the Development Authority of Bryan County, an instrumentality of the State of Georgia and a public corporation (“DABC”), has acquired legal title of our facility in Richmond Hill, in the State of Georgia, U.S., and in consideration leased such facilities back to us. In addition, the facility was pledged by DABC in favor of us and DABC has committed to re-convey title to the facility to us upon the maturity of the bond or at any time at our request, upon our payment of $100 to DABC. Therefore, we consider such facilities to be owned by us. This arrangement was structured to grant us property tax abatement for ten years at 100% and additional five years at 50%, subject to our satisfying certain qualifying conditions with respect to headcount, average salaries paid to our employees and the total capital investment amount in our U.S. plant. In December 2015, we entered into an additional bond purchase loan agreement with the Development Authority of Bryan County, and were issued a second taxable revenue bond on December 22, 2015, to cover additional funds and assets which were utilized in the framework of constructing, acquiring and equipping our U.S. facility. If we were to expand our current U.S. facility, we would have been entitled to an additional taxable revenue bond and a corresponding property tax abatement. In 2017, we notified DABC that we will not be utilizing such additional bond at this time and, accordingly, it has expired.

Various environmental issues may affect our utilization of the above-mentioned facilities. For a further discussion, see “Item 4.B. Information on the Company—Business Overview—Environmental and Other Regulatory Matters—Environmental and Health and Safety Regulations” above.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.          Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2017 and 2016, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2017, 2016, and 2015, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. See “ITEM 3.D: Risk Factors” and “Special Note Regarding Forward Looking Statements.”

Company overview

We are a leading manufacturer of high-quality engineered quartz surfaces sold under our premium Caesarstone brand. We have grown to become the largest provider of quartz surfaces in Australia, Canada, Israel, France and South Africa, and have significant market share in the United States and Singapore. Our products accounted for approximately 8% of global engineered quartz by volume in 2016. Our sales in the United States, Australia, Canada and Israel, our four largest markets, accounted for 41.7%, 23.4%, 16.6% and 7.6% of our revenues in 2017, respectively. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future. For further information with respect to our geographic concentration, see “ITEM 3.D: Key Information—Risk Factors—Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.”

We experienced annual compound revenue growth of 8.5% between 2015 and 2017, driven mainly by the continued quartz penetration, increased remodeling spending in all our top three markets and growth in residential unit completions in the United States, our largest market and increased portion of innovative products within our  offering. From 2015 to 2017, our gross profit margins decreased from 40.1% to 33.5%, adjusted EBITDA margins decreased from 25.2% to 17.1%, and adjusted net income decreased from 16.8% to 8.5% over the same period. We attribute the decrease in margins mainly to the inefficiencies in our Richmond Hill facility which opened in 2015, to lower manufacturing throughput in Israel related mostly to increased component of differentiated products and to our investment in marketing and sales in the United States as well as the initial cost structure related to the shift to direct distribution in the United Kingdom. Our strategy is to continue to be a global market leader of surfaces and quartz surface products, in particular. We believe that a significant portion of our future growth will come from continued penetration of our U.S. market, particularly with the additional manufacturing capacity in our U.S. facility, which began operations during 2015—as well as from our markets in Australia and Canada. We believe our expansion into new markets that exhibit an existing demand for stone products and stone installation capabilities will contribute to our future growth in the long term. We believe there may be consolidation in the quartz surface industry in the future and to remain competitive in the long term, we will need to grow our business both organically and through the acquisition of third-party distributors, manufacturers and/or raw material suppliers and/or the expansion of our product offering.

Factors impacting our results of operations

We consider the following factors to be important in analyzing our results of operations:

•
Our sales are impacted by home renovation and remodeling and new residential construction, and to a lesser extent, commercial construction. We estimate that approximately 60% of our revenue is related to renovation and remodeling activities in the United States, Australia and Canada, while 25% to 35% is related to new residential construction.  Renovation and remodeling spending increased by single digits in the United State and Canada in 2016 and 2017. In Australia, renovation and remodeling spending experienced a major decline in growth rate in 2016 compare to 2015 growth and a slight decline in 2017. Housing completions increased by higher rates compared to renovation spending in both 2016 and 2017 in the United States and Australia but was much less favorable in Canada. In 2016, our revenues increased by 7.8%. On a constant currency basis, revenues increased by 8.4%. The growth was primarily in Canada and Australia, delivering 25.4% and 19.0% constant currency growth, respectively. Revenues in the United States declined 0.3% despite strong quartz penetration and positive housing environment, reflecting single digit core growth and decline in our revenues from IKEA. In 2017 our revenue increased by 9.2%. On a constant currency basis, revenue grew by 7.4%. The growth was primarily in the United States and Canada, delivering growth of 10.2% and 12.1% on a constant currency basis.

•
Our gross profit margins have decreased from a level of 40.1% in 2015 and 39.5% in 2016 to 33.5% in 2017. This margin erosion mainly reflects inefficiencies in our Richmond-Hill facility, lower manufacturing throughput in Israel related mostly to increased component of differentiated products and increased portion of fabrication and installation revenue, that come with lower margins, mainly associated with IKEA business.

•
Our operating income margins were 6.9% in 2017, 17.2% in 2016 and 19.3% in 2015. The continuing decrease is mainly related to the gross margin erosion mentioned above, to the increased investment in marketing and sales efforts in the U.S., the initial investment related to direct distribution operations in the United Kingdom and to legal settlement and loss contingencies expense related mainly to Kfar Giladi arbitration result and to silicosis claims.

•	Our U.S. manufacturing facility commenced operations in 2015, with a total investment of approximately $135 million incurred mostly during 2014 and 2015.

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

•
We conduct business in multiple countries in North America, South America, Europe, Asia-Pacific, Australia and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S dollar, and to a lesser extent the Australian dollar, the Canadian dollar, the euro and the new Israeli shekel. In 2017, 43.5% of our revenues were denominated in U.S. dollars, 23.4% in Australian dollars, 16.6% in Canadian dollars, 7.6% in NIS and 6.8% in euros. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and euro, with a smaller portion in Canadian dollars and Australian dollars. As a result, appreciation of the NIS, and to a lesser extent, the euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward and option contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. As of December 31, 2017, we had outstanding contracts with a notional amount of $115 million. These transactions were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was negative ($0.2) million, which is included in current assets and current liabilities, at December 31, 2017. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

Components of statements of income

Revenues

We derive our revenues from sales of quartz surfaces, mostly to fabricators in our direct markets and to third-party distributors in our indirect markets. In the United States, Australia, Canada, Singapore the initial purchasers of our products are primarily fabricators. In Israel, the purchasers are local distributors who in turn sell to fabricators. In the United States, we also sell our products to a small number of sub-distributors, stone resellers as well as to IKEA. We consider Israel to be a direct market due to the warranty we provide to end-consumers, our local fabricator technical instruction programs and our local sales and marketing activities. The purchasers of our products in our other markets are our third-party distributors who in turn sell to sub-distributors and fabricators. Our direct sales accounted for 90.2%, 89.1%, and 88.5% for the years ended December 31, 2017, 2016 and 2015, respectively.

We recognize revenues upon sales to an initial purchaser when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable. Delivery occurs when title is transferred under the applicable international commerce terms, or Incoterms, to the purchaser.

The warranties that we provide vary by market. In our indirect markets, we provide all of our distributors with a limited direct manufacturing defect warranty. In all of our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In Australia, Canada, the United States and Singapore we provide end-consumers with a limited warranty on our products for interior countertop applications. In Israel, we typically provide end-consumers with a direct limited manufacturing defect warranty on our products. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, which increases our cost of revenues. Historically, warranty claims expenses have been low, accounting for approximately 0.2% of our total goods sold in 2017.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2017		2016		2015
Geographical Region	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD
United States	41.7%	$245,361	41.3%	$222,597	44.7%	$223,341
Australia (incl. New Zealand)	23.4	137,559	24.3	130,910	22.1	110,290
Canada	16.6	97,838	15.9	85,740	14.2	70,739
Israel	7.6	44,489	7.9	42,545	7.9	39,645
Europe	4.9	28,679	4.8	25,606	4.8	23,949
Rest of world	5.8	34,221	5.8	31,145	6.3	31,551
Total	100.0%	$588,147	100.0%	$538,543	100.0%	$499,515

In 2017, U.S. revenue increased by 10.2%, reflecting a single-digit core growth rate and stronger IKEA sales. In 2016, U.S. revenues decreased by 0.3%, reflecting a lower single-digit core growth rate, offset with lower sales in IKEA related to temporary changes of their promotional events that started in 2015 and impacted 2016 as well. Revenue in Australia grew by 5.1% in 2017, following 18.7% growth in 2016. On a constant currency basis, revenues in Australia grew by 2.1% in 2017 and 19.0% in 2016. The reduced growth rate in 2017 in comparison to 2016 reflects mainly the weakness in the Australian housing market relative to 2016. In Canada, revenues grew 14.1% in 2017 and 21.2% in 2016, representing a 12.0% and 25.4% increase on a constant-currency basis, respectively. Our growth rate in Canada was the strongest among all regions in both years, with a decrease between 2016 and 2017, partly related to a lesser IKEA ramp-up.  Revenues in Israel increased by 4.6% in 2017 and by 7.3% in 2016. On a constant-currency basis, revenues declined by 2.6% in 2017 and grew by 6.3% in 2016. The rate of revenue growth in Israel is generally less than other regions given the significant and longer standing penetration of quartz and our large countertop market share. Revenues in Europe grew by 12.0% in 2017 and 6.9% in 2016. On a constant-currency basis, growth in Europe was 11.2% in 2017 and 7.1% in 2016. The improved growth rate was mainly associated with the commencement of direct distribution operations in the U.K. Our revenue performance in Europe was negatively impacted in the second half of 2016 by the advance notice termination given to our previous distributor in the United Kingdom as part of our early preparations to commence direct distribution in this market. Our revenues for the rest of the world grew by 9.9% in 2017 and declined by 1.3% in 2016. On a constant-currency-basis, revenues grew by 7.6% in 2017 and declined by 1.0% in 2016.

In 2017, we had one customer which accounted for approximately 11% of our revenues (see also note 14 to our financial statements included elsewhere in this report). For the year ended December 31, 2016 and 2015, there was no customer that accounted for more than 10%.

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

Cost of revenues and gross profit margin

Approximately 42% of our cost of revenues is raw material costs. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities.  Our raw materials costs are also impacted by changes in foreign exchange rates. Our principal raw materials, quartz and polyester, jointly accounted for approximately 70% of our total raw material cost in 2017. The balance of our cost of revenues consists primarily of manufacturing costs and related overhead. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the U.S. and Canada, we also incur fabrication and installation costs related mainly to IKEA. In the case of our indirect distribution channels, we bear the cost of delivery to the seaport closest to our production plants and our distributors bear the cost of delivery from the seaport to their warehouses.

Quartz is one of our principal raw materials. In 2017, approximately 69% of our total quartz was from four suppliers in Turkey, with the major part acquired from Mikroman and Polat.

Quartz accounted for approximately 35% of our raw materials cost in 2017. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. In 2016 the average cost of quartz decreased by 1.3% as a result of lower transportation cost, given the drop in oil prices. In 2017, the average cost of quartz increased by 10.6%, mainly as a result of higher portion of production in our U.S. manufacturing facility, where import of quartz from non-domestic suppliers involves higher transportation costs, and as a results of increase of transportation due to oil prices. Any future increases in quartz costs may adversely impact our margins and net income.

Given the significance of polyester costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in their prices, which generally correlate with oil prices. In 2016 average polyester costs decreased by approximately 12%, of which only 0.3% were related to devaluation of the Euro compared to the U.S. dollar. In 2017, average polyester costs increased by approximately 21%. Any future increases in polyester costs may adversely impact our margins and net income.

We are exposed to fluctuations in the prices of pigments, although to a lesser extent than with polyester. For example, the cost of titanium dioxide, our principal white pigmentation agent, increased by approximately 33% in 2017. Any future increases in pigments costs may adversely impact our margins and net income.

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

Marketing and selling

Marketing and selling expenses consist primarily of compensation and associated costs for personnel engaged in sales, marketing, distribution and advertising and promotional expenses.  Between 2015 and 2017, our expenses increased both in absolute spending and as a percentage of revenues. This was mainly attributed to increased marketing and sales spending in the U.S., partly labor cost increase aimed to strengthen our U.S. marketing and sales organization and other direct marketing spending in the same region to drive revenue growth, as well as to the newly established direct distribution operations in the United Kingdom.

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

Legal settlements and loss contingencies, net

Legal settlements and loss contingencies, net consist of expenses related to settlements expenses and estimated exposure not covered by the Company's insurance applicable to individual silicosis claims. In 2017, we recorded $24.8 million related primarily to the outcome of arbitration with Kfar Giladi and, to a lesser extent, to new silicosis claims and other adjustments ongoing legal claims. In 2016, we recorded $5.9 million related to silicosis claims.

Finance expenses, net

Finance expenses, net, consist primarily of, bank and credit card fees, borrowing costs, losses on derivative instruments and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments.  Our finance expenses, net were $3.1 million in 2015 and $3.3 million in 2016, an increase mostly related to increased bank and credit card fees associated with our growth. In both years, net gains related to exchange rate fluctuation were minimal. In 2017, our finance expenses increased to $5.6 million despite significantly higher income from bank deposits, given $2.5 million losses related to exchange rate fluctuations.

Corporate taxes

As we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 21.2% in 2017, 14.5% in 2016, and 14.8% in 2015.

The standard corporate tax rate for Israeli companies was 26.5% in 2015 and decreased to 25% in 2016 and 24% in 2017. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of organization.

Effective January 1, 2011, with the enactment of Amendment No. 68 to the Israeli Tax Law, both of our Israeli facilities operate under a consolidated “Preferred Enterprise” status. The “Preferred Enterprise” status provides the portion related to the Bar-Lev manufacturing facility with the potential to be eligible for grants of up to 20% of the investment value in approved assets and a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, of 9% in the three years of 2014 through 2016 and 7.5% in 2017 onward. For the portion related to the Sdot-Yam facility, this status provides us with a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, which was 16% during the same period.

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

Other factors impacting our results of operations

 Share based compensation

We granted over the last years to certain of our key employees, including our executive officers and directors options and RSUs to purchase our ordinary shares with different exercise prices. During 2015 we granted options to purchase 360,000 of our ordinary shares to our former CEO vesting through December 31, 2018 and with an exercise price of $41.37, and options to purchase 424,000 of our ordinary shares to certain other employees vesting through April 1, 2020 and with an average exercise price of $34.99. In addition, during 2015 we granted also 55,100 RSUSs to certain other employees with a weighted average fair value of $35.04 and vesting through April 1, 2020. In 2016, we granted to certain of our key employees and executive officers options to purchase 38,000 of our ordinary shares at a weighted average exercise price of $36.08 per share. In addition, during 2016 we granted to our key employees and executive officers 3,200 RSUs at a weighted average fair value of $36.70 per share. In 2017, we granted to certain of our key employees and executive officers (including to our CEO) options to purchase 549,000 of our ordinary shares at a weighted average exercise price of $30.49 per share. In addition, during 2017 we granted to our key employees and executive officers (including our CEO) 46,000 RSUs at a weighted average fair value of $32.13 per share.

We recorded share-based compensation expenses related to the above grants of $5.3 million in 2017, $3.5 million in 2016 and $2.6 million in 2015, and expect to record $7.1 million over a weighted average period of 1.1 years. For more information, see also Note 12 to our financial statements included elsewhere in this report.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, Kibbutz Sdot-Yam, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by Kibbutz Sdot-Yam, we paid to the Kibbutz an aggregate of $9.2 million in 2017, $9.7 million in 2016 and $11.1 million in 2015 (excluding VAT).

For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Comparison of period-to-period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2017		2016		2015
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$588,147	100.0%	$538,543	100.0%	$499,515	100.0%
Cost of revenues	390,924	66.5	326,057	60.5	299,290	59.9
Gross profit	197,223	33.5	212,486	39.5	200,225	40.1
Operating expenses:
Research and development, net	4,164	0.7	3,290	0.6	3,052	0.6
Marketing and selling	81,789	13.9	70,343	13.1	59,521	11.9
General and administrative	45,930	7.8	40,181	7.5	36,612	7.4
Legal settlements and loss contingencies, net	24,797	4.2	5,868	1.1	4,654	0.9
Total operating expenses	156,680	26.6	119,682	22.2	103,839	20.8
Operating income	40,543	6.9	92,804	17.3	96,386	19.3
Finance expenses, net	5,583	0.9	3,318	0.6	3,085	0.6
Income before taxes on income	34,960	5.9	89,486	16.7	93,301	18.7
Taxes on income	7,402	1.3	13,003	2.4	13,843	2.8
Net income	$27,558	4.7%	$76,483	14.3%	$79,458	15.9%
Net income attributable to non-controlling interest	1,356	0.2	1,887	0.4	1,692	0.3
Net income attributable to controlling interest	$26,202	4.5%	$74,596	13.9%	$77,766	15.6%

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenues

Revenues increased by $49.6 million or 9.2%, to $588.1 million in 2017 from $538.5 million in 2016. The increase resulted primarily from a 4.0% increase in volume of sales contributing approximately $20 million to revenues. Other notable driver was Fabrication and Installation revenue, which contributed approximately $12 million to revenues. Favorable exchange rates, primarily related to the appreciation of all currencies against the U.S. dollar, contributed approximately $9 million to revenues. Despite some price erosion related to the increased competition, mainly in the United States, our average selling prices increased due to higher portion of differentiated products and increased portion of revenue coming from direct distribution markets, which contributed approximately $8 million to revenues. On a constant currency basis, revenues grew by $40 million in 2017, representing 7.4% growth compared to 2016. The growth was primarily driven by double-digit growth in Canada and the U.S., which grew on a constant currency basis by 12.0% and 10.2%, respectively. The growth rate in both regions benefited from the ramp-up of the IKEA business.

Cost of revenues and gross profit margins

Cost of revenues increased by $64.9 million, or 19.9%, to $390.9 million in 2017 from $326.1 million in 2016, primarily due to increased higher spending in our Richmond-Hill and Israel manufacturing facilities. Other notable drivers were sales volume, increased IKEA fabrication and installation cost related mainly to the increased business with IKEA, higher raw material costs related to polyester prices, the strengthening of all currencies against the U.S. dollar and the newly established direct distribution operations in the U.K.

Gross profit decreased from $212.5 million in 2016 to $197.2 million in 2017, with a decrease in gross margin of 590 basis points. The margin decrease was driven primarily by lower manufacturing throughput in Israel, partly related to our increased portion of differentiated products as well as their complexity level, which impacted gross margin by approximately 210 basis points. Higher material cost, related mainly to polyester prices, reduced gross margin by 160 basis points. Further, our increased portion of production in Richmond Hill plant offset with throughput and yield improvements, reduced gross margin by approximately 110 basis points. Increased component of fabrication and installation revenue, which comes with lower margins, eroded our margin by 70 basis points.

Operating expenses

Research and development, net. Research and development expenses increased by $0.9 million, or 26.6%, to $4.2 million in 2017 from $3.3 million in 2016. The increase was mainly driven by accelerated development activities.

Marketing and selling. Marketing and selling expenses increased by $11.5 million, or 16.3%, to $81.8 million in 2017 from $70.3 million in 2016. Marketing expenses as percent of revenue increased from 13.1% in 2016 to 13.9% in 2017. This was mainly attributed to continued increasing marketing and sales spending in the U.S. and to the newly established direct distribution operations in the U.K.

General and administrative. General and administrative expenses increased by $5.7 million, or 14.3%, to $45.9 million in 2017 from $40.2 million in 2016. This increase included $1.2 million related to exchange rate fluctuation. Other increases were mainly related to a $1.9 million increase in shared based compensation and a $1.1 million related to the newly established direct distribution operations in the U.K.

Legal settlements and loss contingencies, net. increased by $18.9 million to $24.8 million in 2017, This increase was mainly attributable to the arbitration result of $13.9 million compensation to Kfar Giladi and, to a lesser extent, to silicosis claims.

Finance expenses, net

Finance expenses, net increased by $2.3 million, or 68.3%, to $5.6 million in 2017 from $3.3 million in 2016. This  is mostly related to an increase of $2.5 million in expenses related to exchange rate fluctuations,  partially offset with increase in income from bank deposits interest.

Taxes on income

Taxes on income decreased by $5.6 million to $7.4 million in 2017 from $13.0 million in 2016. Our effective tax rate was 21.2% in 2017 compared with 14.5% in 2016. This was mostly a result of higher portion of taxable income generated outside of Israel, primarily in the United States, where tax rates are higher. In addition, the proportion of non-deductible expenses out of the taxable income was significantly higher in 2017.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by $0.5 million from $1.9 million in 2016 to $1.4 million in 2017. This decrease was due to lower income generated by Caesarstone Canada Inc. in 2017 compared to 2016 despite its revenue growth.

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

Operating expenses

Research and development, net. Research and development expenses increased by $0.2 million, or 7.8%, to $3.3 million in 2016 from $3.1 million in 2015. The increase was mainly driven by accelerated development activities.

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

Finance expenses, net

Finance expenses, net increased by $0.2 million, or 7.6%, to $3.3 million in 2016 from $3.1 million in 2015. Most of the increase resulted from increased credit card and bank fees associated with our increased activities and the additional interest expenses related to our increased credit line utilization by Caesarstone Canada Inc. Finance income related to interest gains on deposits increased by approximately $0.1 million as our cash balances increased.

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

Quarterly results of operations and seasonality

The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from January 1, 2016 to December 31, 2017. We also present reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. For more information on our use of non-GAAP financial measures, see “ITEM 3.A. Key Information—Selected Financial Data.” We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	June 30, 2016	Mar. 31, 2016
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$148,140	$154,682	$148,914	$136,411	$134,975	$144,306	$142,348	$116,914
Revenues as a percentage of annual revenue	25.2%	26.3%	25.3%	23.2%	25.1%	26.8%	26.4%	21.7%
Gross profit	$46,343	$49,718	$51,921	$49,241	$51,433	$58,461	$59,974	$42,618
Operating income (loss)	(4,912)	11,004	19,314	15,137	19,108	28,175	31,286	14,235
Net income (loss)	(6,021)	7,442	14,872	11,265	15,316	22,773	26,284	12,110
Other financial data:
Adjusted EBITDA	$20,964	$25,575	$29,613	$24,277	$29,969	$37,521	$39,767	$23,003
Adjusted EBITDA as a percentage of annual adjusted EBITDA	20.9%	25.5%	29.5%	24.2%	23.0%	28.8%	30.5%	17.7%
Adjusted net income attributable to controlling interest	$7,724	$12,722	$16,860	$12,512	$18,147	$24,255	$25,448	$13,334
Adjusted net income attributable to controlling interest as a percentage of annual adjusted net income	15.5%	25.5%	33.8%	25.1%	22.4%	29.9%	31.3%	16.4%

	Three months ended
	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	June 30, 2016	Mar. 31, 2016
	(in thousands of U.S. dollars)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(6,021)	$7,442	$14,872	$11,265	$15,316	$22,773	$26,284	$12,110
Finance expenses (income), net	1,074	1,594	1,391	1,524	1,001	1,120	1,442	(245)
Taxes on income	35	1,968	3,051	2,348	2,790	4,282	3,560	2,370
Depreciation and amortization	7,509	7,476	7,512	7,429	7,211	7,074	7,064	6,905
Legal settlements and loss contingencies (a)	16,979	5,727	1,420	671	3,115	1,020	1,000	733
Compensation paid by a shareholder (b)	—	—	—	—	—	266	—	—
Share-based compensation expense (c)	1,388	1,368	1,367	1,154	535	986	417	1,130
Provision for employees fringe benefits (d)	—	—	—	(114)	—	—	—	—
Adjusted EBITDA	$20,964	$25,575	$29,613	$24,277	$29,969	$37,521	$39,767	$23,003

	Three months ended
	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	June 30, 2016	Mar. 31, 2016
	(as a % of revenue)
Consolidated Income Statement Data:
Revenues:	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	31.3	32.1	34.9	36.1	38.1	40.5	42.1	36.5
Operating income (loss)	(3.3)	7.1	13.0	11.1	14.2	19.5	22.0	12.2
Net income (loss)	(4.1)	4.8	10.0	8.3	11.3	15.8	18.5	10.4

(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to Kfar Giladi arbitration, as well as to product liability claims and other adjustments to ongoing legal claims.
(b)	One-time bonus paid by a shareholder to Company's employees.
(c)
Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(d)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Institute of Israel.

	Three months ended
	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	June 30, 2016	Mar. 31, 2016
	(in thousands of U.S. dollars)
Reconciliation of Net Income (loss) Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income (loss) attributable to controlling interest	$(6,385)	$6,943	$14,548	$11,096	$15,068	$22,343	$25,409	$11,776
Legal settlements and loss contingencies (a)	16,979	5,727	1,420	671	3,115	1,020	1,000	733
Compensation paid by a shareholder (b)	—	—	—	—	—	266	—	—
Share-based compensation expense (c)	1,388	1,386	1,367	1,154	535	986	417	1,130
Provision for employees fringe benefits (d)	—	—	—	(114)	—	—	(1,158)	—
Total adjustments before tax	18,367	7,095	2,787	1,711	3,650	2,272	259	1,863
Less tax on above adjustments	4,258	1,316	475	295	571	360	220	305
Total adjustments after tax	14,109	5,779	2,312	1,416	3,079	1,912	39	1,558
Adjusted net income attributable to controlling interest	7,724	12,722	16,860	12,512	18,147	24,255	25,448	13,334
Adjusted diluted EPS	$0.22	$0.37	$0.49	$0.36	$0.53	$0.70	$0.73	$0.38

(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to Kfar Giladi arbitration, as well as to product liability claims and other adjustments to ongoing legal claims.
(b)	One-time bonus paid by a shareholder to Company's employees.
(c)
Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(d)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Institute of Israel.

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

In 2017, sales volume increased by 5.0% from the first quarter to the second quarter and by 2.8% from the second quarter to the third quarter. In 2017 fourth quarter volume was 3.3% below that of the third quarter. In 2016, sales volume increased by 14.5% from the first quarter to the second quarter and by 2.6% from the second quarter to the third quarter. In 2016 fourth quarter volume was 8.3% below that of the third quarter.

Application of critical accounting policies and estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2017, 2016 and 2015, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a materially adverse effect on our reported results.

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

Revenues are recognized in accordance with ASC 605, ”Revenue Recognition“ (ASC 605) when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is probable and no further obligations exist.

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

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) (the “New Revenue Standard”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU 2014-09 became effective for us beginning on January 1, 2018.

Under the New Revenue Standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the New Revenue Standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). We adopted the New Revenue Standards in the first quarter of 2018 using the modified retrospective method, which requires a cumulative effect adjustment as of the date of the adoption.

We analyzed the impact of the New Revenue Standards on our transactions and agreements by reviewing our current accounting policies and practices to identify potential differences that would result from applying the requirements of the New Revenue recognition Standards to our revenue contracts. In addition, we identified and implemented appropriate changes to our related policies to support recognition and disclosure under the new revenue recognition standards.

The cumulative effect of adopting the New Revenue Standards on our revenues and operating income is not material, as the analysis of our contracts under the New Revenue Standards supports the recognition of revenue at a point in time for the majority of its transactions and agreements, which is consistent with our current revenue recognition guidance. Revenue on the majority of our transactions will continue to be recognized upon delivery because this represents the point in time at which control is transferred to the customer. In addition, sales return provisions as well as other rebate program will not be calculated in a materially different way compared to our pre-2018 practices. Other changes that we identified relate primarily to the presentation of the provision for sales return which requires a gross presentation on our balance sheets. Before 2018, this provision is presented net of accounts receivable.

Allowance for doubtful accounts

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $1.2 million, $1.3 million and $1.2 million as of December 31, 2017, 2016 and 2015, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and of raw materials. Inventories are valued at the lower of cost or net realizable value, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method which approximates actual cost on a weighted average basis. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and aging. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory provisions are provided to cover risks arising from slow-moving items, discontinued products, excess inventories and net realizable value lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $11.4 million, $10.2 million and $9.0 million as of December 31, 2017, 2016 and 2015, respectively.

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

At December 31, 2017, our goodwill totaled $37.0 million and our identifiable intangible assets, net totaled $2.2 million. We assess the impairment of goodwill of our reporting unit annually during the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that, the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit's carrying value is compared to its fair value.  We have only one reporting unit because all our components have similar economic characteristic, and we determine its fair value based on our market capitalization.

As of December 31, 2017, 2016 and 2015, no impairment losses had been identified.

We also evaluate the carrying value of all long-lived assets, such as property and equipment and intangibles, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We will record an impairment loss when the carrying value of the underlying asset group exceeds its estimated fair value. In determining whether long-lived assets are recoverable, our estimate of undiscounted future cash flows over the estimated life of an asset is based upon our experience, historical operations of the asset, an estimate of future asset profitability and economic conditions. The future estimates of asset profitability and economic conditions require estimating such factors as sales growth, inflation and the overall economics of the countertop industry. Our estimates are subject to variability as future results can be difficult to predict. If a long-lived asset is found to be non-recoverable, we record an impairment charge equal to the difference between the asset’s carrying value and fair value. As of December 31, 2017, 2016 and 2015, no impairment losses had been identified.

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

We file income tax returns in Australia, Canada, Israel, Singapore, England and the United States. The Israeli tax authorities audited our income tax returns for the fiscal years leading up to and including 2014 and we were examined by the IRS in the United States for our income tax return filed for the fiscal year 2015. We may be further subject to examination in the other countries in which we file tax returns and for any subsequent years. Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

Share-based compensation

We measure and recognize stock-based compensation expense based on the fair value measurement for all share-based payment awards made to our employees, including employee stock options and restricted stock awards (RSUs), over the service period for awards expected to vest. Stock-based compensation expense associated with employee stock options in 2017, 2016, and 2015 was $5.3 million, $3.5 million and $2.8 million, respectively.

Under ASC 718, we estimate the value of employee stock options as of date of grant using a Black & Scholes-based option valuation model. The determination of fair value of stock option awards on the date of grant is affected by several factors including our stock price, our stock price volatility, the risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from the amounts that we have recorded in the past. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. The RSUs are measured at the grant date based on the market value of our ordinary shares. See Note 2u to the financial statements included elsewhere in this report.

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

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	As of December 31,
	2017	2016	2015
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$61,017	$101,519	$85,661
Net cash used in investing activities	(22,766)	(23,313)	(65,736)
Net cash provided by (used in) financing activities	(6,267)	(35,616)	2,149

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

Cash provided by operating activities decreased by $40.5 million from $101.5 million in 2016 to $61.0 million in 2017, mainly to a decrease in net income by $48.9 million and an increase in inventory by $27.8 million during 2017 compared to $5.4 million during 2016. Contributing to cash flows in 2017 were increased non-cash expenses in connection with our provision for settled claims and loss contingencies by $24.8 million during 2017 compared to $5.9 million during 2016 and an increase in trade payable by $13.9 million during 2017 compared to $1.4 million during 2016. Cash provided by operating activities increased by $15.9 million from $85.7 million in 2015 to $101.5 million in 2016, despite a decrease in net income by $3 million, mainly as a result of an inventory increase of $5.4 million during 2016 compared to $15.3 million in 2015 and a trade payable increase of $1.4 million during 2016 compared to a decrease of $8.7 million during 2015.

Cash used in investing activities

In 2017, 2016 and 2015, our capital expenditures in cash totaled $22.7 million, $22.9 million, and $76.5 million, respectively. Capital expenditures during 2015 related primarily to our capacity expansion projects, with the majority invested in the new U.S. production facility Net cash used in investing activities for the years ended December 31, 2017 and 2016 were $22.8 million and  $23.3 million, respectively, consisting principally of $22.7 million of capital expenditures. During 2016, our cash used in investing activities was $23.3 million, consisting principally of capital expenditures. During 2015, our cash used in investing activities was $65.7 million, consisting principally of $76.5 million of capital expenditures offset by $10.7 million of bank deposits converted to cash.

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

Cash provided by (used in) financing activities

Net cash used in financing activities for 2017 was $6.3 million, which included $5.1 million of bank credit repayment and $1.2 million of repayment of a financial leaseback arrangement related to our Bar-Lev facility. Net cash used in financing activities for 2016 was $35.6 million, which included a $39.4 million purchase of treasure shares, $1.1 million of repayment of a financial leaseback arrangement related to our Bar-Lev facility and a dividend paid by our subsidiary, Caesarstone Canada Inc. in the amount of $0.2 million to CIOT offset by $5.1 million of bank credit increase. Net cash used in financing activities for 2015 was $2.1 million, which included a $3.2 million of bank credit increase offset by $1.1 million of repayment of a financing leaseback arrangement related to our Bar-Lev facility.

Credit facilities

As of December 31, 2017, we had debt from commercial banks in the total amount of $4.2 million. Our long-term debt consists only of financing the lease-back related to the Bar-Lev sale and lease-back transaction with the Kibbutz. We also received a loan on January 17, 2011, in the amount of CAD 4.0 million ($4.1 million) to Caesarstone Canada Inc. by its shareholders, Ciot and us, on a pro rata basis. The loan bears an interest rate until repayment at a per annum rate equal to the Bank of Canada’s prime business rate plus 0.25%, with the interest accrued on the loan paid on a quarterly basis. The loan balance as of December 31, 2016 was $1.3 million (reflects the portion of the loan received from Ciot), which was included in related party and other loan line item.

As of December 31, 2017, we had short-term credit lines with total availability of $12.1 million, consisting of $0.2 million from Israeli banks, none of which were utilized (not including bank guarantees issued in the amount of $1.1 million), and $14.3 million from Canadian banks, out of which $4.2 million were utilized. Our revolving credit lines from Israeli banks and Canadian banks are subject to annual renewal.

Our credit facilities and services provided by banks in Israel are secured with a “Negative floating pledge,” whereby we committed not to pledge or charge and not to undertake to pledge or charge our general floating assets.

Capital expenditures

Our capital expenditures have included the expansion of our manufacturing capacity and capabilities, and investment and improvements in our information technology systems. In 2017, 2016, and 2015, our capital expenditures were $22.7 million, $22.9 million, and $76.5 million, respectively. We may continue to invest in capacity expansions in the next few years. Our investments related to the new U.S. manufacturing facility with its first two production lines was approximately $135 million, substantially all of which was invested through December 31, 2015. Both lines became operational during 2015.

Land purchase agreement and leaseback

Pursuant to a land purchase agreement entered into on March 31, 2011, which became effective upon our IPO, Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev Industrial Park in consideration for NIS 43.7 million (approximately $12.6 million). The carrying value of the Bar-Lev land at the time of closing this transaction was NIS 39.0 million (approximately $11.2 million).  The land purchase agreement was executed simultaneously with the execution of a land use agreement.

Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev land for a period of ten years commencing on September 2012, that will be automatically renewed, unless we give two years’ prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million (approximately $1.2 million) to be linked to increases in the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

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

C.	Research and Development, Patents and Licenses

Our research and development department is located in Israel and is comprised of 16 employees with extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In 2017, research and development costs accounted for approximately 0.7% of our revenues.

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

Research and development expenses, net, were $4.2 million, $3.3 million and $3.1 million in 2017, 2016 and 2015, respectively.

For a description of our research and development policies, see “ITEM 4.B: Information on Caesarstone—Business Overview—Research and development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2017 that are reasonably likely to have a materially adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.             Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2017 are summarized in the following table:

	2018	2019	2020	2021	2022	2023 and thereafter	Other	Total (unaudited)
		(in thousands of U.S. dollars)
Sale-leaseback	$1,215	$1,215	$1,215	$1,215	$812	—	—	$5,672
Operating lease obligations	$15,150	$14,145	$10,806	$9,659	$8,275	$45,435	—	$103,470
Purchase obligations(1)	$38,530	—	—	—	—	—	—	$38,530
Accrued severance pay, net(2)	—	—	—	—	—	—	$1,669	$1,669
Uncertain tax positions(3)	—	—	—	—	—	—	$2,737	$2,737
Total	$54,895	$15,360	$12,021	$10,874	$9,087	$45,435	$4,406	$152,078

(1)	Consists of enforceable and legally binding purchase obligations to suppliers.
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

(3)
Uncertain income tax positions under ASC 740 guidelines for accounting for uncertain tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amounts or timing of settlement. See also Note 11 to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

Our directors and executive officers, their ages and positions as of March 1, 2018, are as follows:

Name	Age	Position
Officers
Raanan Zilberman	57	Chief Executive Officer
Yair Averbuch(7)	57	Chief Financial Officer
David Cullen	58	Managing Director, Caesarstone Australia
Daniel Clifford	59	President, Caesarstone USA
Ken Williams	56	President, Caesarstone Canada
Michal Baumwald Oron	44	Vice President, Business Development and General Counsel
Eli Feiglin	50	Vice President, Marketing
Shmuel Moran(8)	63	Vice President, Operations
Erez Margalit	50	Vice President, Research and Development
Lilach Gilboa	45	Vice President, Human Resources
Israel Sandler	60	Vice President, Chief Commercial Officer

Directors
Dr. Ariel Halperin(4)	62	Chairman
Irit Ben-Dov(1)(2)(3)(5)(6)	47	Director
Dr. Ofer Borovsky(1)(2)(3)(5)(6)	63	Director
Roger Abravanel (4)(5)	71	Director
Dori Brown(4)	47	Director
Eric D. Herschmann (3) (5)	53	Director
Ronald Kaplan(3) (5)	66	Director
Ofer Tsimchi(1)(2)(5)	58	Director
Amit Ben Zvi	66	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating committee.
(4)	Member of our strategy committee.
(5)	Independent under the Nasdaq rules.
(6)	External director under the Israeli Companies Law.
(7)	As previously disclosed, Mr. Averbuch intends to step down from his position as Chief Financial Officer, to be succeeded by Ophir Yakovian, effective April 2018.
(8)	As approved by our board of directors in January 2018, Mr. Moran will step down from his position as VP Operations and will be replaced by Mr. Yaron Mund, effective April 2018.

Executive Officers

Raanan Zilberman has served as our Chief Executive Officer since February 2017. Prior to joining us, from 2013 to 2016, Mr. Zilberman served as Chief Executive Officer of Eden Springs - Hydra Dutch, a Swiss-based leading provider of water and coffee services with a network of 160 branches and 30 water plants across 18 countries. From 2008 to 2013, Mr. Zilberman served as Chief Executive Officer of Eden Springs, and from 2005 to 2007 as Chief Executive Officer of Danone Springs a J.V between Eden Group and Danone Group. Prior to that, from 2002 to 2004 Mr. Zilberman served as President of Vishay Transducers, a subsidiary of Vishay Intertechnology Inc., with operation sites in the USA, Europe and Asia, and from 2000 to 2002 as Chief Executive Officer & President of Tedea-Huntleigh, a multinational company listed on the Tel Aviv Stock Exchange Ltd, that engages in production and marketing of electromechanical sensors. From 1997 to 1999, Mr. Zilberman served as Chief Operating Officer of Tadiran Appliances, a former subsidiary of Carrier and United Technologies, which manufactures air conditioners and refrigerators. Mr. Zilberman currently serves on the board of Vishay Intertechnology, a NYSE & Fortune 1000 company.  Mr. Zilberman holds a B.Sc. degree in Industrial Engineering from Ben Gurion University, Israel and an executive M.B.A from the Racanati Business School at Tel Aviv University, Israel.

Yair Averbuch has served as our Chief Financial Officer since April 2010, and has announced his intention to step down effective April 2018. Prior to joining us, from September 2005 to April 2010, Mr. Averbuch served as Chief Financial Officer and Chief Administrative Officer for the Israeli operations of Applied Materials, Inc., a semiconductor capital equipment company (Nasdaq: AMAT). From 1997 to 2005, Mr. Averbuch served as a business unit controller of various Applied Materials’ Product Business Groups. From 1995 to 1997, Mr. Averbuch served as Chief Financial Officer of Orbot Instruments Ltd., an Israeli provider of diagnostic and control tools to semiconductor manufacturers, acquired by Applied Materials in 1997. Mr. Averbuch holds a B.A., M.A. and M.B.A. in Business Administration and Economics, each from Hebrew University, Jerusalem.

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

Daniel Clifford has served as our President, Caesarstone USA since February 2016. Mr. Clifford previously served as President, Caesarstone Canada from January 2015 to February 2016. Prior to joining us, Mr. Clifford served as President and Chief Executive Officer of the Vermont Castings Group from March 2010 to July 2013, and as Group President and Chief Commercial Officer for Rexnord Industries from 2004 to 2008. Previously, Mr. Clifford was the President and Chief Executive Officer of the Eureka Company from 2002 to 2004 and held several management positions with Whirlpool Corporation, including VP Sales and Marketing, North America, VP Global Brand Marketing and VP and General Manager, Whirlpool Canada. Mr. Clifford holds an honors degree in Social Sciences from McMaster University in Ontario, Canada.

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

Shmuel Moran has served as our Vice President of Operations since January 1, 2016, and will step down from his position effective April 2018. Mr. Moran served as our Special Projects Manager from December 1, 2014 to December 31, 2015. Prior to joining us, Mr. Moran served as General Manager and Corporate VP for IMI Israel (Israeli Military Industries Ltd.), from October 2009 to November 2014. Mr. Moran holds a B.Sc. in Electronics and an M.B.A. from Tel Aviv University.

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

Israel Sandler has served as our Vice President, Chief Commercial Officer and member of our management since September 2017. Prior to joining us, from 2015 through April 2017, Mr. Sandler served as a Corporate Director Home Category of Keter Plastic LTD and from 2008 to 2014, Mr. Sandler served as CEO of European Plastic Group, Keter's European holding entity. From 2005 to 2007, Mr. Sandler served as Managing Director of Kodak GCG Europe, and from 2001 to 2004 held several managerial positions at Creo EMEA. Prior to that, from 1990 to 2000, Mr. Sandler served in several managerial positions at Orbotech Ltd., including as Corporate Vice President from 1997 to 2000. Mr Sandler has a Bachelor of Science Degree in Accounting and completed an Advanced Management Program (AMP) from INSEAD, Fontainebleau, France.

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

Eric D. Herschmann has served as our director since December 2016. Mr. Herschmann served as the Vice Chairman, President and Chief Operating Officer of Southern Union Co., from May 2008 until its sale in March 2012. Mr. Herschmann served as an Interim General Counsel of Southern Union Co., from January 2005 to October 2007 and its Senior Executive Vice President from 2005 to 2008 and had been its national lead litigation counsel since 1999.  Mr. Herschmann has been a Partner in the law firm of Kasowitz, Benson, Torres LLP since joining it in 1996.  Prior to that time, he served as senior legal counsel for Citibank’s Investigations Division, Audit, where he managed a team of investigators supporting CitiCorp. on a global basis. From 1987 to 1993, Mr. Herschmann was an Assistant District Attorney and Senior Litigation Counsel for the New York County District Attorney's Office. He earned a B.A. degree from Yeshiva University in 1984 and a Law Degree in 1987 from Benjamin N. Cardozo School of Law, where he served as editor of the International Law Journal and member of the Moot Court Board.

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

B.          Compensation of Officers and Directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock-based compensation, for the year ended December 31, 2017, was $9.1 million. This amount includes $1.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

CEO Compensation

Pursuant to a services agreement we entered into with our Chief Executive Officer, Raanan Zilberman, which was later amended, in consideration for services provided by Mr. Zilberman, starting from February 26, 2017, the date Mr. Zilberman joined Caesarstone, we pay Mr. Zilberman a monthly fee of $69,000, as well as provide benefits that are customary for senior executives in Israel, such as reimbursement for the costs of a cellular phone and car fuel used in the course of performing his obligations.

Mr. Zilberman is also entitled to an annual bonus equal to the accumulation of the following:

•
0.75% of annual adjusted EBITDA of the Company exceeding the threshold amount of US$110 million. For the purpose of this section the Company adjusted EBITDA shall be such adjusted EBITDA as published by the Company on an annual basis concurrent with the filing of its audited financial statements with the SEC, as adjusted by the Company as it may deem fit in consultation with its independent auditor, as approved by the audit committee and the board of directors of the Company. See “ITEM 3.A: Key Information—Selected Financial Data”.

•
0.75% of the annual net income attributable to controlling interest of the Company (as published by the Company on an annual basis concurrent with the filing of its audited financial statements with the SEC) exceeding the threshold amount of US$20 million.

•
0.75% of the increase in year-over-year revenues (as reported in the Company’s audited financial statements), excluding any Revenue of Acquired Company as applicable. “Revenue of Acquired Company” means the revenue of an acquired company, as adjusted to US GAAP rules, during the twelve (12) months period preceding the closing date of the acquisition or merger, as applicable, and as will be determined by the accounting firm that performed the due diligence investigation of the acquired company in accordance with the accounting standards implemented by the Company in its financial statements. An acquisition or merger shall include the acquisition of shares, assets or operations.

In any event, the annual cash bonus will not exceed the lower of: (i) $1,170,000 for each calendar year, and (ii) 2.5% of the annual net income attributable to controlling interest of the Company. The annual cash bonus is paid based on our audited financial statements.

In February 2017, Mr. Zilberman received 300,000 options to purchase ordinary shares of the Company and 20,000 RSUs each representing a right to receive one ordinary share of the Company, in accordance with, and subject to, all terms and conditions of our 2011 Incentive Compensation Plan and customary option agreement. The exercise price of the options is $30.65, which is the closing price of our ordinary shares as traded on Nasdaq at the date of approval of the grant by our shareholders, which took place on December 6, 2016. The options and RSUs have been granted in accordance with, and subject to, all terms and conditions of the applicable Company’s incentive plan and the Company's form of employee option agreement, including, among other things, customary provisions for adjustment of the exercise price due to dividend distribution, and customary provisions for the acceleration of the vesting of the options and RSUs in the event we undergo a change of control. The options and RSUs are subject to a vesting schedule over a period of four (4) years, such that 25% of the options shall vest upon the lapse of each 12 months following the date Mr. Zilberman joined the Company, provided, however, that upon the lapse of his prior notice period, the amount of options and RSUs which is equal to 75,000 and 5,000, respectively, multiplied by a fraction, the numerator of which shall be the period elapsed as of the last date a portion of the options has vested and the denominator of which shall be a twelve (12) months period, will be accelerated and automatically be vested.

We and Mr. Zilberman may each terminate the agreement (other than for cause) with three (3) months prior written notice. Upon termination by us (not for cause), he shall be entitled, in addition to the prior notice period, to an adjustment period of six (6) months. Upon termination by Mr. Zilberman, subject to him completing a twelve (12) month engagement period with us, he shall be entitled in addition to the prior notice period, to an adjustment period of three (3) months.

Director Compensation

Each of our directors (not including the Chairman of the board of directors, Mr. Roger Abravanel, Mr. Ronald Kaplan and Mr. Eric D. Herschmann) is entitled to the payment of annual fee of NIS 120,000 (approximately $35,000), and payment of NIS 3,350 (approximately $970) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions adopted without an actual convening (meaning, unanimous written resolutions) and for participating through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced to 50%; and (2) for participation through media communication, the participation compensation will be reduced to 60%.

Mr. Roger Abravanel is entitled to an annual fee of $ 100,000 and a per-meeting fee $ 2,500 for participation in meetings of the board and committees of the board. Our shareholders further approved that Mr. Ronald Kaplan and Mr. Eric D. Herschmann are entitled to an annual fee of $ 75,000 and a per-meeting fee of $ 2,500 for participation in meetings of the board and committees of the board. The participating fees of Mr. Abravanel, Kaplan and Herschmann for meetings held through media communication shall be reduced by 50% and for meetings by written consent shall be reduced by 75%.

Dr. Ariel Halperin, our chairman of the board of directors, is entitled to an annual fee in the amount of NIS 750,000 (approximately $216,000), payable in equal quarterly installments.

The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or at the director’s residence area, or with regard to resolutions resolved by written consent or teleconference, provided that with respect to independent directors residing outside of Israel (other than chairman of the board and external directors), their travel and lodging expenses related to their participation and physical attendance at any board or board committee meeting will be borne by us. In addition, our directors are entitled to reimbursement for travelling expenses when traveling abroad on our behalf and other expenses incurred in the performance of their duties and services to us.

Further, in September 2017, we granted 3,750 options to purchase our ordinary shares to each of our directors (other than Chairman of our board of directors), and granted 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the board of directors, each with an exercise price of $28.65, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. The options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company’s incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. The options shall vest in three (3) equal annual installments, with the first installment vesting on August 1, 2018, subject to the continuous service on the board of directors on the relevant vesting date. For a discussion of the compensation granted to our five most highly compensated office holders during or with respect to 2017, see “Individual Covered Executive Compensation” below, and for a discussion of the compensation paid to our directors during or with respect to 2016, see “Compensation of Directors” below.

Individual Covered Executive Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2017, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
			(in U.S. dollars)
Raanan Zilberman (6)	1,498,271	353,018	2,524,841	11,893	4,388,023
Daniel Clifford	389,770	120,000	125,179	15,250	650,199
David Cullen	314,316	76,134	128,132	9,057	527,639
Ken Williams	277,134	76,273	147,784	9,537	510,728
Michal Baumwald Oron	285,889	21,208	111,383	26,244	444,724

(1)	All Covered Executives are employed by us on a full time (100%) basis.

(2)
Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents annual bonuses granted to the Covered Executive based on formulas set forth in the respective resolutions of our compensation committee and the board of directors.

(4)
Represents the equity-based and phantom share based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2017, based on the option's or phantom award’s fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2u to our consolidated financial statements.

(5)	Includes mainly leased car and mobile phone expenses.

Employment and consulting agreements with executive officers

We have entered into written employment or service agreements with each of our executive officers.

Employment agreements

We have entered into written employment or services agreements with each of our officer holders who is not a director. These agreements each contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision generally applies for a period of six months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice of between two and six months prior to terminating the employment of certain of our senior executive officers other than in the case of a termination for cause. The terms of engagement of our chief executive officer are described above.

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

Equity incentive plan

We adopted the 2011 Incentive Compensation Plan in July 2011. We provide stock-based compensation under the 2011 plan to our directors, executive officers, employees and consultants, and those of our affiliates. The 2011 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries employees, directors and consultants and to enhance our and our subsidiaries ability to attract and retain employees, directors and consultants. In 2015, we granted our former Chief Executive Officer options to purchase 360,000 of our ordinary shares at exercise price of $41.37. We also granted certain of our key employees and executive officers options to purchase 424,000 of our ordinary shares at a weighted average exercise price of $34.99 per share. In addition, during 2015, we granted our key employees and executive officers 55,100 RSUs at a weighted average fair value of $35.04 per share. In 2016, we granted certain of our key employees and executive officers options to purchase 38,000 of our ordinary shares at a weighted average exercise price of $36.08 per share. In addition, during 2016 we granted our key employees and executive officers 3,200 RSUs at a weighted average fair value of $36.70 per share. In 2017, we granted certain of our key employees and executive officers options to purchase 549,000 of our ordinary shares at a weighted average exercise price of $30.5 per share, and 46,000 RSUs at a weighted average fair value of $32.1 per share. As of March 1, 2018, we had 34,348,660 outstanding ordinary shares.

On December 3, 2015, our shareholders resolved to amend the 2011 plan to increase the aggregate number of 2,375,000 ordinary shares authorized for issuance under the 2011 plan by additional 900,000 ordinary shares.

As of March 1, 2018, the number of ordinary shares allocated under the 2011 plan was 2,173,214 ordinary shares. Considering the number of options and RSUs already granted, as of March 1, 2018, 942,135 ordinary shares remained available for future option or RSU grants under the 2011 plan.

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

If we undergo a change of control, as defined in the 2011 plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, (a) the compensation committee may, in its discretion, accelerate the vesting, exercisability and payment, as applicable, of outstanding options and other awards; and (b) the compensation committee, in its discretion, may adjust outstanding awards by substituting ordinary shares or other securities of any successor or another party to the change of control transaction, or cash out outstanding options and other awards, in any such case, generally based on the consideration received by our shareholders in the transaction. Our customary award agreements contain provisions for adjustment of the exercise price due to cash dividend distributions.

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

On October 27, 2015, our board of directors approved the grant of stock options and RSUs as a partial replacement for certain previously granted phantom awards.  As of December 31, 2017, 11,250 phantom awards remained outstanding. See also note 2 to our financial statements included elsewhere in this annual report.

The fair value of the remaining phantom awards granted under the 2011 plan using a binomial model is estimated to be approximately $0.1 million as of December 31, 2017 and 2016 respectively, and the fair value was already recognized as compensation cost in our statements of income.

Grant of stock options to Chief Executive Officer

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

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements under the Companies Law. Such external directors are not required to be Israeli residents in case the company is listed on a foreign stock exchange (such as us). Appointment of external directors is made by a special majority resolution of the general meeting of our shareholders. At a shareholders’ meeting held on December 3, 2014, each of Dr. Ofer Borovsky and Ms. Irit Ben-Dov was re-elected to serve as external directors of the Company for an additional three-year term that began on March 21, 2015. At a shareholders’ meeting held on September 19, 2017, each of Dr. Ofer Borovsky and Ms. Irit Ben-Dov were re-elected to serve as external directors of the Company for an additional three-year term commencing on March 21, 2018.

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

Under the regulations pursuant to the Companies Law, a public company with securities listed on certain foreign exchanges, including the Nasdaq Global Select Market, that satisfies the applicable domestic country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder may adopt an exemption from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. We may adopt this exemption in the future if we will no longer have a controlling shareholder.

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

Companies Law requirements

Under the Companies Law, the board of directors of any public company must appoint an audit committee comprised of at least three directors, including all of the external directors. The audit committee may not include:

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

Nominating Committee

We have a nominating committee comprised of four of our directors, Ms. Irit Ben-Dov, Dr. Ofer Borovsky, Mr. Ronald Kaplan and Mr. Eric D. Herschmann, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq rules. Our board of directors has adopted a nominating committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

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

Strategy Committee

In February 2017, we have established a strategy committee comprised of three of our directors, Mr. Roger Abravanel, Dr. Ariel Halperin and Mr. Dori Brown. Mr. Roger Abravanel serves as the chairman of the strategy committee. The strategy committee will maintain an ongoing, cooperative, interactive strategic planning process with our management, including the identification, setting and maintenance of strategic goals and expectations as well as the review of potential acquisitions, joint ventures, and strategic alliances. References to our strategy and strategic planning are intended to focus on our medium and long term initiatives versus day to day operations.

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

Executive Officers other than the Chief Executive Officer. The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer) to be approved by, first, the compensation committee; second by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer (other than the chief executive officer) that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision after reconsidering the compensation arrangement, while taking into consideration that the shareholders of the company did not approve the compensation arrangement.

Chief Executive Officer. The compensation of a public company’s chief executive officer requires the approval of first, the company’s compensation committee; second, the company’s board of directors; and third, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision after reconsidering the compensation arrangement, while taking into consideration that the shareholders of the company did not approve the compensation arrangement.

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

Any person who has a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee, as applicable, has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting of the audit committee or the board of directors and vote on the matter if a majority of the directors or members of the audit committee, as applicable, have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

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

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of a duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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

D.   Employees

As of December 31, 2017, we had 1,545 employees, of whom 731 were based in Israel, including 58 individuals who provide services to us through our manpower agreement with Kibbutz Sdot-Yam and with whom we do not have employment relationships, 519 employees in the United States, including 220 employees in our Richmond Hill facility, 110 employees in Australia, 131 in Canada, 24 in Asia and 30 in the United Kingdom. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three fiscal years:

	As of December 31,
Department	2017	2016	2015
Manufacturing and operations	962	905	802
Research and development	16	15	15
Sales, marketing, service and support	407	375	325
Management and administration	160	139	140
Total	1,545	1,434	1,282

The growth in the size of our global workforce by 111 employees in 2017 is related primarily to commencement of direct distribution operations in the United Kingdom and the expansion of labor force to enable increased manufacturing capacity, mainly in our U.S. facility. The growth in the size of our global workforce by 152 employees in 2016 is related primarily to the expansion of our sales and distribution operations in North America and our increased manufacturing capacity. The growth in the size of our global workforce by 174 employees in 2015 is related primarily to capacity expansion in our manufacturing facility in the United States, and to a lesser extent, to the expansion of our sales and distribution operations in North America.

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

E.   Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2018, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Executive Officers
Raanan Zilberman	*	*
Yair Averbuch	*	*
David Cullen	*	*
Daniel Clifford	*	*
Ken Williams	*	*
Michal Baumwald Oron	*	*
Eli Feiglin	*	*
Shmuel Moran	*	*
Erez Margalit	*	*
Lilach Gilboa	*	*
Israel Sandler	-	-

Directors
Dr. Ariel Halperin	-	-
Irit Ben- Dov	-	-
Dr. Ofer Borovsky	-	-
Roger Abravanel	-	-
Dori Brown	-	-
Eric D. Herschmann	-	-
Ronald Kaplan	-	-
Ofer Tsimchi	-	-
Amit Ben Zvi	-	-

All current directors and executive officers as a group (20 persons)	195,250	*

*	Less than one percent of the outstanding ordinary shares.

(1)  As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2018, through the exercise of any option or warrant. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or other awards that are convertible into our ordinary shares within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or other agreements, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 34,348,660 ordinary shares outstanding as of March 1, 2018.

All of our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association —Voting.”

Our directors and executive officers hold, in the aggregate, options and RSUs exercisable for 651,500 ordinary shares (including 44,500 RSUs), as of March 1, 2018. The options have a weighted average exercise price of $31.9 per share and the RSUs have a weighted average fair value of $33.0, and have expiration dates generally seven years after the grant date of the option.

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

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or other agreements that are currently exercisable or exercisable within 60 days of March 1, 2018, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The amounts and percentages are based upon 34,348,660 ordinary shares outstanding as of March 1, 2018.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	11,440,000	33.3%
Tene Investment in Projects 2016, L.P.(2)(3)	11,440,000	33.3%
Invesco Ltd (4)	1,889,528	5.5%
Joho Capital L.L.C. (5)	1,832,279	5.3%

(1) Based on a Schedule 13G filed by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. ("Mifalei Sdot-Yam") on February 8, 2018, and a Schedule 13D/A filed by Mifalei Sdot-Yam on February 21, 2018, Mifalei Sdot-Yam is controlled by Sdot- Yam Business, Holding and Management – agricultural cooperative society Ltd., which is turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds voting and dispositive power over 11,440,000 ordinary shares, including shared voting power, over 11,440,000 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Amit Ben-Zvi (substitute Chairman), who is a director on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

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

As of December 31, 2017, 58 of our employees, or 3.8% of our total workforce, are also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed on February 21, 2018, Tene Investment in Projects 2016, L.P. (“Tene”) has voting and dispositive power over 3,000,000 ordinary shares, consisting of (i) 1,000,000 ordinary shares, which it directly owns, and (ii) 2,000,000 ordinary shares underlying an immediately exercisable call option (“Call Option”) from Mifalei Sdot-Yam, which it directly owns pursuant to the Shareholders’ Agreement (as defined below) with Mifalei Sdot-Yam. Pursuant to the Shareholders’ Agreement, Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot- Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors.  Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 11,440,000 ordinary shares and dispositive power over the 3,000,000 ordinary shares, in each case, beneficially owned by Tene.

(3) On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet signed by Mifalei Sdot-Yam and Tene on September 5, 2016 and further amended on February 20, 2018. Pursuant to the Shareholders’ Agreement:

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

•
The parties agreed to use their best efforts to prevent any dilutive transactions that would reduce Mifalei Sdot-Yam’s holdings in us below 26% on a fully diluted basis, provided that such agreement will not apply as of the date on which the percentage of Mifalei Sdot-Yam’s holdings decreases below 26% of our outstanding shares on a fully diluted basis, for any reason whatsoever, or if Mifalei Sdot-Yam receives a satisfactory written certification from the Israel Land Authority permitting Mifalei Sdot-Yam’s holdings in us to decrease below 26%. Subject to certain exceptions, Mifalei Sdot-Yam will also continue to hold at least 6,850,000 of our ordinary shares for the seven-year term of the Shareholders’ Agreement, and in no case fewer than the number of ordinary shares that would permit Tene to exercise the Call Option in full.

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

(4) Based on a Schedule 13G  filed with the SEC on February 14, 2018 by Invesco Ltd, as of December 31, 2017, Invesco Ltd. holds sole voting power over 1,889,528 shares and sole dispositive power over 1,889,000 shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta GA 30309.

(5) Based on Schedule 13G/A filed with the SEC on February 13, 2018, as of December 31, 2017, Joho Capital L.L.C. and Robert Karr share voting and dispositive power of 1,832,279 ordinary shares. The address of both Joho Capital L.L.C. and Mr. Karr is 55 East 59th Street, 15th Floor, New York, NY 10022.

Changes in Ownership

Prior to our IPO in March 2012, Kibbutz Sdot-Yam owned 18,715,000, or 70.1% of our ordinary shares. After the IPO, due to our issuance of ordinary shares, the Kibbutz’s ownership in our ordinary shares decreased to 56.1%. As a result of two subsequent public offerings of ordinary shares completed in 2013 and 2014, the Kibbutz sold 6,325,000 of the 17,765,000 ordinary company shares it owned, decreasing its ownership percentage to 32.8% after those offerings.  Pursuant to the Shareholders’ Agreement, effective October 13, 2016, the Kibbutz sold to Tene 1,000,000 of its 11,440,000 ordinary shares and granted to Tene the Call Option to purchase 2,000,000 ordinary shares. The parties also agreed to vote at general meetings of the shareholders of the Company together, such that they share voting power over 11,440,000 ordinary shares. As a result, as of March 1, 2018, the Kibbutz and Tene each beneficially owned 33.3% of our ordinary shares.

As of December 31, 2017, Vaughan Nelson Investment Management and Baron Capital Group, Inc. ceased to beneficially own more than 5% of our ordinary shares. As of December 31, 2016, FMR LLC ceased to beneficially own more than 5% of our ordinary shares. As of December 31, 2015, Columbia Wanger Asset Management, LLC ceased to beneficially own more than 5% of our ordinary shares.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2018, there were three registered holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 66.7%  of our outstanding ordinary shares.

B.           Related Party Transactions

Related Party Transactions Policy

Our audit committee adopted and annually reapproves a policy, which lays out the procedures for approving transactions with our controlling shareholders, currently Kibbutz Sdot-Yam and Tene, and certain of our office holders and other related persons. Pursuant to this policy, as required by the Companies Law, for each transaction with our controlling shareholder or transactions in which our controlling shareholder has a personal interest as well as transactions with our office holders or transactions in which our office holders have a personal interest, our audit committee is required to determine whether such transaction is an extraordinary transaction and, with respect to controlling shareholder transactions only, whether it is a negligible transaction. Subject to our audit committee’s determination, negligible transactions and non-extraordinary transactions are subject to a competitive procedure comprised of obtaining two third-party quotes for such transaction and additional requirements as required by the Companies Law. An extraordinary transaction, which is not negligible, is subject, generally, to a tender in addition to the approvals required by the Companies Law. In addition, this policy determines certain transactions with our controlling shareholder as negligible and non-extraordinary transactions which are ongoing transactions but are required to be approved on an annual basis. Pursuant to this policy, we have, and may in the future, engage in transactions with our controlling shareholder and officeholders including with respect to services consumed by us for our operational needs as well as contribute donations to associations in which our controlling shareholder or shareholders has or have a personal interest.

Relationship and agreements with Kibbutz Sdot-Yam

We have entered into certain agreements with Kibbutz Sdot-Yam pursuant to which Kibbutz Sdot-Yam provides us with, among other things, a portion of our labor force, electricity, maintenance, and other services.

Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $ 9.5 million in 2017, $9.7 million in 2016 and $11.1 million in 2015 (excluding VAT), as set forth in more detail below. The decrease in the amount paid in 2017 is mainly as a result of certain services previously received from the Kibbutz and in 2017 received from other third parties. We believe that these services are rendered to us in the ordinary course of our business and that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties. As described below, in March 2012, in connection with the closing of our IPO, certain of our agreements with Kibbutz Sdot-Yam terminated and a new set of agreements became effective.

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

VAT references above and below are to the Israeli value added tax, the rate for which as of the date of this filing is 17%.

Land use agreement

Land leased to Kibbutz Sdot-Yam by the ILA and the Caesarea Development Corporation

Our headquarters and research and development facilities, as well as one of our two manufacturing facilities, are located on the grounds at Kibbutz Sdot-Yam and include 30,744 square meter of facility and 60,870 square meter of un-covered yard. The headquarters and facilities are located on lands title to which is held by the ILA, and which are leased or subleased to Kibbutz Sdot-Yam pursuant to the following agreements: (i) a 49-year lease from the ILA signed in July 1978 that commenced in 1962 and expired in 2011 and has been extended pursuant to an option in the agreement for an additional 49 years, and (ii) a new agreement entered into in April 2014 between Kibbutz Sdot-Yam and the Caesarea Development Corporation pursuant to which Kibbutz Sdot-Yam leases the relevant premises (including such premises which are leased by the Kibbutz to us) from the Caesarea Development Corporation until year 2037.  Additionally, Kibbutz Sdot-Yam has been negotiating the renewal of a long-term lease agreement with the ILA which expired in 2009. After a series of discussions with the ILA to renew this expired agreement, on February 21, 2017, the District Court approved a settlement between the parties, pursuant to which the Kibbutz is entitled to a new lease agreement for a period of 49 years, with an option to renew for additional 49 years. As of the date of this report, a definitive lease agreement between the parties has not been signed yet. To date, the expiration of this lease agreement has not had any impact on our ability to use the facilities located on the property subject to the leases. The ILA may terminate its leases with Kibbutz Sdot-Yam in certain circumstances, including if Kibbutz Sdot-Yam breaches its agreements therewith, commences proceedings to disband or liquidate or in the event that Kibbutz Sdot-Yam ceases to be a “kibbutz” as defined in the lease (meaning, a registered cooperative society classified as a kibbutz). The ILA may, from time to time, change its regulations governing the lease agreements, and these changes could affect the terms of the land use agreement, as amended, including the provisions governing its termination.

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

Recently, the Kibbutz has notified us that it intends to increase the fees due to it pursuant to the land lease agreement. We are examining the request and there may be reciprocal claims relating to the renegotiation of the fees under such agreement.  Starting from January 1, 2014 and through September 2016, we made use as needed of additional office space in Kibbutz Sdot-Yam of approximately 400 square meters, for an annual payment of NIS 77,956 (approximately $20,000) in 2014, NIS 116,643 (approximately $30,000) in 2015 and 2016. Such additional area was used by us as long as we needed it under terms materially similar to the land use agreement. In September 2016, we returned such premises to the Kibbutz. Starting from September 2014, we use an additional approximately 9,000 square meters based on our needs and Kibbutz Sdot-Yam’s consent under terms materially similar to the land use agreement, for an additional monthly fee of NIS 10,000 (approximately $3,000) which is not based on the original rates. However, we have the right to return these premises to Kibbutz Sdot-Yam earlier, following a 90-day prior written notice.

Under the land use agreement, we may not terminate the operation of either of our two production lines at our plant in Kibbutz Sdot-Yam as long as we continue to operate production lines elsewhere in Israel, and our headquarters must remain at Kibbutz Sdot-Yam. Furthermore, we may not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the land use agreement, except upon one year’s advance written notice with regards to a certain unbuilt area, subject to certain conditions. In addition, subject to limitations, we may be able to sublease lands. Kibbutz Sdot-Yam will have three months to accept or reject a request for sublease, in its sole discretion, provided that if it does not respond within such three-month period, then we will be entitled to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. In such event, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands. Pursuant to the land use agreement, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use in Kibbutz Sdot-Yam, subject to obtaining the permits required by law, Kibbutz Sdot-Yam may build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the monthly additional payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof.

We have committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($0.9 million) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, we committed to pay NIS 200,000 (approximately $58,000) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment deducted in monthly installments over a four-year period beginning in 2013 from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to our Sdot-Yam facility.

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

Pursuant to these land use agreements, we paid to Kibbutz Sdot-Yam an aggregate of $4.0 million in 2017, $3.3 million in 2016 and $3.6 million in 2015.

Land purchase and leaseback agreement

On June 6, 2007, we entered into a long-term lease agreement with the ILA in the lands and facilities of the Bar-Lev Industrial Center for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. On March 31, 2011, we entered into a land purchase and leaseback agreement with Kibbutz Sdot- Yam, pursuant to which, effective as of September 1, 2012, Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev Industrial Park in consideration for NIS 43.7 million ($10.9 million).  Pursuant to the land purchase and leaseback agreement, we were required to obtain certain third-party consents from, among others, the Israeli Tax Authorities and from the Israeli Investment Center. All such consents have been obtained. The land purchase and leaseback agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev land for a period of 10 years commencing in September 2012 that will be automatically renewed unless we give two years prior notice, for an additional 10-year term in consideration for an annual fee of NIS 4.1 million ($1.2 million) to be linked to the increase of the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if the Kibbutz obtains an appraisal that supports such an increase. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

Under the land use agreement, we may not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the land use agreement; however, subject to several limitations, we may be able to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. We may assign our right under the land use agreement pursuant to a merger with a third party and to any corporation under our control. In such event, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands. In addition, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use by Kibbutz Sdot-Yam, subject to obtaining the permits required by law, Kibbutz Sdot-Yam may  build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the monthly additional payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof.

Agreement for Arranging for Additional Accord

Pursuant to the Agreement For Arranging For Additional Accord, dated as of July 20, 2011, prior to its termination, if we wished to acquire or lease any additional lands, whether on the grounds of our Bar-Lev manufacturing facility, or elsewhere in Israel, for the purpose of establishing new manufacturing facilities or production lines: (i) Kibbutz Sdot-Yam would need to purchase the land and build the required facilities’ structure on such land at its own expense in accordance with our needs; (ii) we would need to perform any necessary building adjustments at our expense; and (iii) Kibbutz Sdot-Yam would lease the land and the facility to us under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price. In addition, under this agreement, Kibbutz Sdot-Yam has agreed not to compete with us as long as it holds more than 10% of our shares. The agreement terminated on October 20, 2017.

Agreement for Additional Land on the Grounds Near Our Bar-Lev Manufacturing Facility

Pursuant to the Agreement For Arranging For Additional Accord, we entered into the Agreement For Additional Land, in August 2013, pursuant to which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near our Bar-Lev manufacturing facility, which we required in connection with the construction of the fifth production line at our Bar-Lev manufacturing facility and leased it to us for a monthly fee of approximately NIS 70,000 (approximately $20,000), in accordance with the terms of the Agreement For Arranging For Additional Accord. Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to our plans, (iii) build a warehouse according to our plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The financing of the building of the warehouse is to be made through a loan that will be granted by us to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse, and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot-Yam by us for our use of the warehouse. The principal amount of the loan will bear interest at a rate of 5.3% a year. On November 30, 2015, the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to us. The construction of the warehouse has not started yet.

Pursuant to the land purchase and leaseback agreement and agreement for additional land in connection with our Bar-Lev facility, we paid to Kibbutz Sdot-Yam an aggregate of $1.2 million in 2017, $1.3 million in 2016 and $1.1 million in 2015.

Manpower agreement

In March 2001, we entered into a manpower agreement with Kibbutz Sdot-Yam, which was amended in December 2006. Pursuant to the agreement, Kibbutz Sdot-Yam agreed to provide us with labor services staffed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (each a “Kibbutz Appointee”). This agreement was replaced by a new manpower agreement, signed on July 20, 2011, with a term of 10 years from January 1, 2011 that will be automatically renewed, unless one of the parties gives six months’ prior notice, for additional one-year periods.  Our audit committee has determined that the term of the manpower agreement with Kibbutz Sdot-Yam is reasonable under the relevant circumstances except as it relates to office holders. Accordingly, under the Companies Law, the manpower agreement, with respect to office holders, is subject to re-approval by our audit committee, board of directors and general meeting every three years. On July 30, 2015, following the approval of our audit committee, compensation committee and board of directors, our shareholders approved an addendum to the Manpower Agreement between us and Kibbutz Sdot-Yam, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, for an additional three-year term as of the date of approval by the shareholders. To remain effective, the addendum will require re-approval by July 30, 2018.

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

Under the manpower agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 (approximately $64,000) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation.  Office holders who are Kibbutz Appointees have all benefits then provided to our other office holders, including without limitation, directors’ and officers’ liability insurance, and Company's indemnification and exemption undertaking. Pursuant to the manpower agreement, we paid to Kibbutz Sdot-Yam an aggregate of $2.9 million in 2017, $3.3 million in 2016 and $3.4 million in 2015. As of December 31, 2017, we engaged 58 Kibbutz Appointees on a permanent basis.

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

On July 30, 2015, following the approval of our audit committee and the board, our shareholders approved an amended services agreement (“amended services agreement”) for an additional period of three years. To remain effective, the addendum will require re-approval by July 30, 2018. Under the amended services agreement, Kibbutz Sdot-Yam will continue to provide us with various services it provides in the ordinary course of our business, for a period of three years commencing as of the date of approval by the shareholders. The amended services agreement grants Kibbutz Sdot-Yam a right of first refusal with respect to such services following a review procedure that we are entitled to conduct once a year. Under this review procedure, we may seek independent third-party proposals through a competitive bidding process, in order to verify that the Kibbutz’s services are provided at market terms. The amount that we pay Kibbutz Sdot-Yam under the amended services agreement depends on the scope of services we will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from Kibbutz Sdot-Yam, considering its physical proximity to our manufacturing plant in Sdot-Yam and its expertise. The amounts we pay for the services are subject to certain adjustments for increases in the Israeli consumer price index. In addition, the amended services agreement grants Kibbutz Sdot-Yam the right to adjust the rates of the metal workshop services and the meals it provides to our employees once a year, in the event that raw material prices related to such services significantly increase during the term of the agreement. In such case, we are entitled to conduct a review procedure with respect to such services, in which the Kibbutz shall have the right of first refusal to provide the services on terms identical to the best terms offered to us by a third party bidder. Each party may terminate such agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-days’ prior notice. Pursuant to the original services agreement and the amended services agreement, we paid to Kibbutz Sdot-Yam an aggregate of $1.4 million in 2017, $1.4 million in 2016 and $1.8 million in 2015.

From time to time, we enter into additional arrangements in the ordinary course of business, at market prices and on market terms, with Kibbutz Sdot-Yam, which are not material in accordance with related party transaction procedures adopted by our audit committee and our board of directors.

Special grant from Kibbutz Sdot-Yam

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

Registration Rights Agreement

Pursuant to a registration rights agreement (“Registration Rights Agreement”), entered into on July 21, 2011, as amended on February 13, 2012 and September 19, 2017, Kibbutz Sdot-Yam has the right to request that we file a registration statement registering its shares, provided that the value of the shares to be registered is not less than $5.0 million, net of any underwriting discount or commission and provided further that we are not required to file more than two registration statements in any 12-month period. Kibbutz Sdot-Yam may also request that we file a registration statement on a Form F-3, if we are eligible to use such form, provided that the net value of the shares to be registered is not less than $1.0 million and provided further that we are not required to file more than two registration statements on a Form F-3 in any 12-month period. Kibbutz Sdot-Yam also has piggyback registration rights, which provide it with the right to register its shares in the event of an offering of securities by us. To the extent that the underwriters limit the number of shares that can be included in a registration statement, we have discretion to register those shares we choose first, followed by the shares of Kibbutz Sdot-Yam.

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

On September 19, 2017, our shareholders approved an amendment to the Registration Rights Agreement, such that the registration rights transferred to Tene by the Kibbutz shall inure to Tene’s benefit in the event that the Kibbutz chooses to exercise its registration rights under the Registration Rights Agreement.

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

ITEM 8: Financial Information

A.           Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2017, please see pages F-4 to F-70 of this report.

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

The arbitration arose out of a dispute related to the Processing Agreement that we entered into with Kfar Giladi (which subsequently assigned it to Microgil) in June 2006 pursuant to which Kfar Giladi committed to establish a production facility at its own expense within 21 months of the date of the Processing Agreement to process quartz for us and for other potential customers. Pursuant to the Processing Agreement, we committed to pay fixed prices for quartz processing services related to agreed-upon quantities of quartz over a period of ten years from the date set for the claimants to commence operating the production facility.

On January 17, 2018, the arbitrator provided its  judgment, pursuant to which we are required to pay the claimants a total amount of approximately NIS 48.2 million ($13.9 million), including damages, interest and linkage to the Israeli Consumer Price index and legal fees. We recorded the above amount in 2017 as part of legal settlements and loss contingencies, net, line item in our consolidated statements of income.

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

In December 2013, the magistrate’s court in Israel held that we were not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. The Israeli District Court subsequently dismissed our appeal of the decision of the magistrate’s court. As a result, the decision of the Israeli magistrate’s court stands and the finding that the agreement was terminated unlawfully is binding in the South African proceedings. Following the Israeli District Court’s decision, we have agreed with WOMAG to submit the South African matter to arbitration, for which hearings commenced in South Africa in September 2016. The arbitration is divided into two stages. Both stages relate to the quantum of damages payable by us; the first stage in respect of the merits and the second in respect of the quantum of claim if WOMAG succeeds with its disputed claim on the merits. After both phases, if any of the parties is not satisfied with the arbitrator’s decision, that party may lodge an appeal to a panel of three arbitrators to be appointed by the parties.

In October 2015, WOMAG amended its claim, seeking a reduced amount of €7.1 million ($7.7 million) and ZAR 43.7 million (South Africa RAND) ($2.8 million).  In June 2016, WOMAG further amended its claim, seeking a reduced amount of €6.2 million ($6.5 million) and ZAR 51.2 million (South Africa RAND) ($3.7 million) plus interest on any capital sum awarded.

The expected timeframe for resolution of the claim currently cannot be estimated with precision. While we expect that the arbitration phase will end in 2018, with the possibility of an appeal in 2019, should it remain necessary to run the second phase of the arbitration on quantum, it is anticipated that this phase may only be finalized in 2020. Although we believe that we submitted vigorous defenses and intend to continue to defend against WOMAG’s claims, we continue to monitor and estimate the possible loss deriving from this claim based on new information available from time to time, and believe that we recorded an adequate reserve for this claim.

Claims related to alleged silicosis and other injuries

Overview

We are subject to a number of claims by fabricators, their employees or the NII in Israel, alleging that fabricators contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Silicosis is an occupational lung disease that is progressive and sometimes fatal, and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles as a result of poorly protected and controlled, or unprotected and uncontrolled, exposure while working in different occupations, including among other things, processing quartz, granite, marble and other materials and working with quartz can cause silicosis and other diseases. Engineered stones, including our products, are typically comprised of approximately 90% silica, and smaller concentrations of silica are present in natural stones. Therefore, in some of the lawsuits it is claimed that fabrication of engineered stones creates higher exposure to silica dust, and, accordingly, creates a higher risk of silicosis.

Individual Claims

Since 2008 and through December 31, 2017, claims were filed against us in Israel with respect to alleged bodily injuries caused to 123 injured persons as a result of their exposure to silica dust during the fabrication of our products: with respect to one injured person was filed in 2008, two injured persons in 2009, four injured persons in 2010, seven injured persons in 2011, seven injured persons in 2012, eight injured persons in 2013, 29 injured persons in 2014, 16 injured persons in 2015, 30 injured persons in 2016 and 19 injured persons in 2017. We were named by these lawsuits directly or as third-party defendants by fabricators or their employees in Israel, by the injured successors, by the State of Israel, by the NII or by others. Each of the claims in Israel named other defendants, such as fabricators that employed the plaintiffs, the State of Israel – the Labor Supervision Department, distributors of our products and insurance companies and insurance brokers.

As of December 31, 2017, we were party to pending bodily injury lawsuits in Israel filed with respect to 105 persons alleged to be injured and include lawsuits filed by the NII for subrogation of compensation paid or to be paid by the NII to certain injured persons, one lawsuit where the claimant applied for class certification, and one appeal that was filed in connection with a judgment granted in one of the lawsuits, as further detailed below.

As of December 31, 2017, lawsuits with respect to five injured persons that were filed against us in Israel since 2008 have been dismissed and lawsuits with respect to 30 injured persons have been settled between us, the claimants, their employer, if any, and the State of Israel (out of these settled lawsuits, four were settled also with respect to the related NII subrogation claims).

We have received one pre litigation notice in Australia, as further detailed below. We have also received seven demand letters on behalf of certain other fabricators in Israel or their employees alleging that they contracted illnesses as a result of fabricating our products. Various arguments are raised in the claims, including, among others, product liability arguments and failure to provide warnings regarding the risks associated with silica dust generated by the fabrication of our products.

Most of the claims in Israel do not specify a total amount of damages sought, as the plaintiff’s future damages are intended to be determined at trial. A claim filed with the Magistrate’s Court in Israel is limited to a maximum of NIS 2.5 million (approximately $721,000) plus any fees, and among the pending claims filed against us in Israel with respect to 105 injured persons as of December 31, 2017, claims with respect to 67 injured persons were filed in the Magistrate’s Court. A claim filed in the District Court in Israel is not subject to such limitation. As a result, there is uncertainty regarding the total amount of damages that may ultimately be claimed.

In November 2015 and in May 2017, we entered into agreements with the State of Israel and with our main distributors in Israel, respectively, with the consent of our insurance carriers, under which we agreed with the State and each of our main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period (NII claims are excluded from our agreement with the State) and on the apportionments between us of the total liability of us, the State, and the distributors, if found, in such claims. On March 5, 2018, we signed an extension to the previous agreement entered into with the State in November 2015.

Class Action Claim

A lawsuit by a single plaintiff and a motion for its class certification were filed against us in April 2014 in the Central District Court in Israel. In connection therewith, the plaintiff claimed that we did not provide adequate warnings regarding the risks and protection measures required with respect to fabrication of our products, which he claimed to be greater than the risk associated with the fabrication of natural stones, and that we intentionally or negligently hid and did not warn about the high risk and irreversible damages that may occur to the persons processing our products and misled the fabricators in Israel by comparing the hazards related to the fabrication of our products to those associated with the fabrication of natural stones. The plaintiff claimed, among other things, that by our wrongful conduct we violated the plaintiff’s freedom to choose whether to be exposed to the risks associated with the fabrication of our products.

The plaintiff alleged that, if the lawsuit is recognized as a class action, the claim against us is estimated to be NIS 216 million (approximately $56 million), calculated by claiming damages of NIS 18,000 ($4,668) for each individual who worked in fabrication workshops in Israel in fabrication or administrative roles and who have been exposed to dust generated by the fabrication of our products. The plaintiff claimed that there are 12,000 such individuals who worked at 400 fabrication workshops in Israel, each of which employed 10 fabricators and five administrative persons, with one rotation during the relevant period. In addition, such claim includes an unstated sum in compensation for special and general damages, such as medical disability, functional disability, pain and suffering, medical expenses, medical and nursing assistance, which will require proof and quantification for each injured person in the purported class action. The plaintiff was seeking, among other things, to compel us to notify the alleged group (and potential members of the group) and each individual about the risks, recommending that they undertake a medical examination and assert their rights.

On January 4, 2018, we and the plaintiff submitted to the Israeli District Court a settlement agreement. If the settlement agreement is approved by the Court, the claim will be dismissed and we will make payments on a one time basis, without any admission of liability, in an aggregate amount of approximately NIS 9.0 million (approximately $2.6 million) to fund certain safety related expenses at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses.  The settlement agreement remains subject to the approval of the Court. The Israeli State Attorney General and other interested parties may notify the Court if they have any objection thereto.

Our Probable Risks Related to Outstanding Claims

We intend to vigorously contest the pending claims against us, although there can be no assurance that we will succeed in these claims and it is probable that we will be liable for damages in connection with such lawsuits. As of December 31, 2017, we estimated that our total exposure with respect to all then-pending lawsuits in Israel related to 105 injured persons and the un-asserted NII claims (including the claim filed with a motion for its recognition as a class action) was approximately $33.0 million, although the actual outcome of such lawsuits may vary significantly from such estimate. As of today, only one claim has been resolved by an Israeli District Court in a judgment without settlement, imposing liability of 40% on the self-employed plaintiff and apportioning the remaining 60% liability between the State of Israel and us, with 55% attributed to us and 45% attributed to the State of Israel. This judgment was appealed to the Supreme Court, and cancelled with the parties' consent (other than with respect to the distributor's related liability), following their out-of-court agreements, as further detailed below. The settlements we entered into so far were in the range of the applicable provision we accrued. The appeal regarding our distributor's liability was later dismissed following the settlement agreements we entered into with each of our main distributors in 2017, as further detailed above.

December 2013 Judgment

In December 2013, a judgment was entered by the Central District Court of Israel in one of the lawsuits, according to which we were found to be comparatively liable for 33% of the plaintiff’s total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence, and on the State of Israel at 27%. The total damages of the plaintiff were found by the court to be NIS 5.3 million ($1.4 million). Since the plaintiff received payments from the NII, such payments were subtracted from the total damages. However, under Israeli law, under certain condition a plaintiff may be awarded as compensation from third party injurers, other than his employer, at least 25% of the damages claimed even if the payments that the plaintiff received from the NII equal or exceed the actual damages of the plaintiff after deducting his contributory liability. Accordingly, and as the contributory liability of the plaintiff was found to be at 40% in the above claim, the court awarded the plaintiff additional compensation of approximately NIS 800,000 (approximately $0.2 million) plus legal fees and expenses, which reflected 25% of the plaintiff actual damages, after deducting the plaintiff’s contributory negligence and the amount of NIS 3.3 million ($0.8 million) to which the claimant is entitled from the NII. After giving effect to the State of Israel’s comparative responsibility, the total liability imposed on us in this case was NIS 436,669 ($0.1 million) plus the claimant’s legal expenses. Such amount was fully paid by our insurer in January 2014 (apart from our deductible). We, as well as the State of Israel and the plaintiff, appealed the judgment to the Israeli Supreme Court.  The Supreme Court accepted the request of the parties (other than the distributor) to cancel all the findings made by the District Court, except for its decision not to impose liability on the distributor. As part of the cancellation of the District Court’s judgment, out-of-court settlements were reached between us and the State of Israel (as described above) and between us and the plaintiff. Our appeal of the District Court's determination regarding our distributor's liability was dismissed following settlement agreements we entered into with each of our main distributors in 2017, as further detailed above.

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

Spanish Claims

In April 2017 a lawsuit was filed in a labor court in Spain by an employee of a Spanish fabricator. The lawsuit was filed against 16 defendants, including one of our competitors in Spain, the fabricator that employed the plaintiff, such fabricator’s health and safety prevention service providers, our former distributor in Spain, against Kibbutz Sdot-Yam and against several insurance companies. We have assumed the representation and outcome of this litigation on behalf of the Kibbutz.

In addition, we have also been served with motions for conciliation filed by four individuals who were allegedly employed by the same fabricator as the plaintiff referred to above.  Such motions were filed against several defendants, including the defendants above and our former U.S. distributor and are expected to be followed by lawsuits of such individuals against us in Spain. The above claim and motions for conciliation were submitted following a criminal judgment published in October 2016 in Spain, who acquitted all defendants, including our former distributor in Spain and few other third parties defendants, from criminal liability related to bodily injuries resulted from an alleged unprotected exposure to silica dust in a countertop fabrication factory. The said judgment determined that certain of the defendants, including our former distributor in Spain infringed certain law and that civil liability may arise with respect therewith.

We intend to vigorously defend the lawsuit on its merits, although, considering the preliminary stage of this lawsuit, there can be no assurance as to the probability of success or the range of potential exposure, if any.

Insurance

We currently have global product liability insurance, which applies, subject to certain terms and limitations, to claims that may be submitted against us worldwide during the insurance policy term. This policy covers claims that are beyond $6 million per claim and per year in Israel, up to an amount of $35 million per claim and per year.  Our global product liability insurance policy is effective until March 31, 2019. This insurance policy includes a deductible of $125,000 per claim. The policy covers only illnesses diagnosed after February 2010. Although we will seek to renew our product liability insurance to cover silicosis related claims, there is no assurance that we will be successful in its renewal. In addition to the global product liability policy, we have regional product liability insurance policies in Australia with a coverage of up to $50 million and in U.S. and Canada each with a coverage of up to $20 million per claim or per year, each in its relevant local currency, subject to certain terms and limitations, with relatively low deductibles.

We believe that our current insurance covers the pending individual product liability claims however, our insurer at the time the class action claim was filed notified us that it denied the insurance coverage with respect to some or all of the damages sought with respect to the putative class action claim.  Although, it is our position that such class action is covered by our product liability insurance, but subject to the coverage amount limit, there is no certainty whether our insurance would also cover the class action. In addition, the amount claimed in the class action exceeds our insurance coverage by a material amount. Our employer liability insurance excludes silicosis damages and, therefore, in case that we are found liable for any of our employees’ illness with silicosis, we will have to bear compensation for such damages, after the deduction of payments made by the NII to an employee of ours, which might have an adverse effect on our business and results of operations. We are not subject to subrogation claims by the NII with regard to our employees.

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

In January 2017, we entered into an agreement in principle with the lead plaintiffs to settle the case. In August 2017, the Court approved the settlement agreement and our insurance carriers covered the settlement amount in full.

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

Dividends

In February 2018, we declared the distribution of special cash dividend in the amount of $0.29 per share, to be paid on March 14, 2018, subject to withholding tax of 20%. We also adopted a dividend policy pursuant to which we intend to pay a quarterly cash dividend in the range of $0.10-$0.15 per share up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to the approval of our board of directors.  We currently expect that payments of dividends pursuant to the dividend policy will be based on the recommendation of our board of directors, after taking into account legal limitations, the benefit of the Company and its obligations, growth plans and other factors that our board of directors may deem relevant.

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

A.         Offer and Listing Details

Our ordinary shares have been trading on the Nasdaq Global Select Market under the symbol “CSTE” since March 2012. The following table sets forth the high and low sales prices for our ordinary shares as reported by the Nasdaq Global Select Market, in U.S. dollars, for the periods indicated below:

	Nasdaq Global Select Market
Annual	High	Low
	(price per ordinary share in U.S. dollars)
2017	44.00	21.15
2016	43.50	26.35
2015	72.01	28.92
2014	63.92	42.25
2013	52.45	16.15
2012 (beginning on March 22, 2012)	17.39	10.08

	Nasdaq Global Select Market
Quarterly	High	Low
	(price per ordinary share in U.S. dollars)
First Quarter 2018 (through March 1, 2018)	26.50	19.55
Fourth Quarter 2017	30.45	21.15
Third Quarter 2017	37.70	27.70
Second Quarter 2017	44.00	33.35
First Quarter 2017	36.38	28.20
Fourth Quarter 2016	38.56	26.35
Third Quarter 2016	43.50	32.77
Second Quarter 2016	40.57	31.90
First Quarter 2016	43.22	27.31

	Nasdaq Global Select Market
Most Recent Six Months	High	Low
	(price per ordinary share in U.S. dollars)
March 2018 (through March 1, 2018)	21.80	20.45
February 2018	22.10	19.55
January 2018	26.50	21.00
December 2017	25.25	21.15
November 2017	26.90	23.10
October 2017	30.45	28.05
September 2017	29.95	27.70

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

B.          Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 35,451,756 are issued and 34,348,660 are outstanding as of March 1, 2018.

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

If a tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

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

Form of Indemnification Agreement	“ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of officer holders.”
Registration Rights Agreement, as extended by the Extension of Registration Rights Agreement and as amended	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.”

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax, which rate has been fluctuating during the last few years. Corporate tax rate was 25% in 2012 and 2013, 26.5% in 2014 and 2015, 25% in 2016, and 24% in 2017. The corporate tax rate reduced to 23% in 2018 and thereafter. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are subject to tax at the prevailing corporate tax rate.

Foreign Exchange Regulations:

Commencing in taxable year 2014, we had elected and were permitted by the ITA to measure our taxable income and file our tax return under the Israeli Income Foreign Tax Regulations. Under the Foreign Exchange Regulations, an Israeli company may calculate its tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars, is translated into NIS based on the exchange rate as of December 31 of each year.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the “Encouragement of Industry Law”, provides several tax benefits for “Industrial Companies”. Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel which was incorporated in Israel and at least 90% of its gross income in any tax year (exclusive of income from certain defense loans) is generated from an “Industrial Enterprise” that it owns and located in Israel. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial manufacturing.

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

Law for the Encouragement of Capital Investments, 1959

The Israeli Investment Law provides different benefits to “Approved Enterprise”, “Beneficiary Enterprise” and “Preferred Enterprise” (as such terms are defined in the Investment Law).

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

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”).  Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law.  Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

The following discussion is a summary of the Investment Law following its most recent amendments:

The Preferred Enterprise Regime—the 2011 Amendment

In December 2010, the Israeli parliament, or the Knesset, approved the Economic Policy Law for the years 2011 and 2012, which among other things, amended the Investment Law. The 2011 Amendment1, effective as of January 1, 2011, changes the benefit alternatives under the Investment Law.

Eligible companies under 2011 Amendment can receive benefits as a “Preferred Enterprise.” In order to receive benefits as a Preferred Enterprise, the 2011 Amendment states, among other requirements, that a company must meet certain conditions including owning an industrial enterprise that meets the “Competitive Enterprise” conditions as described by the Investment Law. The benefits granted to a Preferred Enterprise are determined depending on the location of the Preferred Enterprise within Israel.

Qualified enterprises located in specific locations within Israel are eligible for grants and/or loans simultaneously with tax benefits. Grants and/or loans are approved by the Israeli Investment Center.

The 2011 Amendment imposes a reduced flat corporate tax rate which is not program-dependent and applies to the industrial enterprise’s entire preferred income. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013, 16% and 9%, respectively, in 2014, 2015 and 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%.  Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for ‘Special Preferred Enterprise’ includes less stringent conditions.

The tax benefits under the 2011 Amendment also include accelerated depreciation and amortization for tax purposes.

A company that pays a dividend out of income generated from the Preferred Enterprise is required to withhold tax on such distribution at a rate of 20% (or a reduced rate under an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

 Under the 2011 Amendment and from January 1, 2011, our facilities have “Preferred Enterprise” status, which entitles us to tax benefits at a flat reduced corporate tax rate that will apply to the industrial enterprise’s entire preferred income. Those tax rates between 2014 and 2016 were 16% for the income portion related to the Kibbutz Sdot-Yam facility and 9% for the income portion related to the Bar-Lev manufacturing facility. From 2017 onwards, tax rate for the income portion related to Bar-Lev is reduced to 7.5% and Sdot-Yam tax rate remains unchanged.

There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future or that we will be entitled to any additional benefits thereunder. The benefits available to Beneficiary, Approved and Preferred Enterprises are conditioned upon terms stipulated in the Investment Law and regulations, in the case of the “Grants Track” (under the Investment Law before and after the 2011 Amendment), also to the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be reduced or canceled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index, with interest or other monetary penalties.

The New Technological Enterprise Incentives Regime—the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and became effective on January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The new incentives regime will apply to “Preferred Technological Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were at least 7% of the company's turnover or exceeded NIS 75 million (approximately $21 million); and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employed in R&D; (b) a venture capital investment approximately equivalent to at least $2 million was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.8 million), in the tax year and in the preceding three years; or (d) growth in workforce by an average of 25% over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in the preceding three years.

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.8 billion).

Preferred Technological Enterprises will be subject to a corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $56 million), and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist) (“NATI”). Special Preferred Technological Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $144 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%. Currently, we do not meet the above conditions to be eligible for the tax benefits pursuant to the New Technological Enterprise Incentives Regime—the 2017 Amendment.

The Encouragement of Industrial Research and Development Law, 5744-1984

NATI’s grants are made, limits our ability to manufacture products, or transfer technologies developed using these grants outside of Israel. If we were to seek approval to manufacture products, to consummate a merger or acquisition transaction with a non-Israeli third party or to transfer technologies developed using these grants outside of Israel, we could be subject to additional royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal charges. We believe that our production facility in the United States will not subject us to any royalty payment obligations or require us to refund any grants because our NATI’s grants financed our development of a product that has not been commercialized and will not be manufactured at the U.S. production facility. In addition, based on NATI’s statements, we believe that our NATI’s funding is exempted from royalty payment obligations. During 2013, and 2012, we recognized NATI’s grants of $0.01 million, and $0.3 million, respectively. Our relevant program with the NATI’s ended in 2013.

Taxation of our shareholders

Capital gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is computed, generally, on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, according to the change in the foreign currency exchange rate, between the date of purchase and the date of disposal of the capital asset.

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (26.5% in 2015, 25% in 2016, 24% in 2017 and 23% in 2018 and thereafter). As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our securities is taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (meaning, a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control” (including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2017 and thereafter).

Notwithstanding the foregoing, capital gains generated from the sale of securities publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, by a non-Israeli shareholder  (individual and corporation) may be exempt under the Israeli Income Tax Ordinance from Israeli taxes provided that all the following conditions are met: (i) the securities were purchased upon or after the registration of the securities on a recognized stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009), (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed and (iii) with respect to securities listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745‑1985.  However, non-Israeli corporation will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income ( “Israel-U.S.A. Double Tax Treaty”) exempts U.S. residents (for purposes of the Israel-U.S.A. Double Tax Treaty) from Israeli capital gains tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

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

Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued from Preferred Enterprise to Israeli individuals are subject to withholding tax at the rate of 20%. An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).

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

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to a Preferred Enterprise’s income from the amount distributed at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals –20% and (iii) non-Israeli residents – 20%, unless a reduced tax rate is provided under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). If the dividend is distributed from income not attributed to the Preferred Enterprise, the following withholding tax rates will apply: (a) for securities registered and held by a Nominee Company: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% and (iii) non-Israeli residents – 25%, unless a reduced tax rate is provided under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate); (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% or 30% (if the dividend recipient is a Controlling Shareholder at the time of the distribution or at any time during the preceding 12 month period), and (iii) non-Israeli residents – 25% or 30% as referred to above with respect to Israeli resident individuals, unless a reduced tax rate is provided under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

Excess Tax

As of 2013, individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 640,000 for 2017 and thereafter, linked to the Israeli Consumer Price Index), will be subject to an additional tax at the rate of 3% in 2017 and thereafter, on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends.

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

Based on the composition of our income, the composition and estimated fair market value of our assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2017 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2018. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2018 taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

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

3.8% Medicare Tax on “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of ordinary shares.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The majority of our revenues are denominated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 23.4%, 24.3%, and 22.1%, of our revenues in 2017, 2016 and 2015, respectively. Sales in Canadian dollars accounted for 16.6%, 15.9% and 14.2% of our revenues in 2017, 2016 and 2015, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in U.S. dollars, NIS and euros, and a smaller proportion in Canadian and Australian dollars. As a result, a revaluation of the NIS, or to a lesser extent, the euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar
2015	(16.6)%	(13.5)%	(8.1)%	(16.5)%
2016	(1.3)%	(3.7)%	(1.1)%	(0.3)%
2017	3.1%	2.1%	(6.3)%	2%

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $11.3 million in 2017.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $6.7 million in 2017.

An appreciation of NIS relative to the U.S. dollar, would increase our revenues generated in Israel. However, our operating costs denominated in U.S. dollars would increase to a greater extent, resulting in lower operating income. As a result, assuming a 10% appreciation in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would decrease by $6.8 million in 2017.

An appreciation of the euro relative to the U.S. dollar, would increase our revenues generated in Europe and some other countries. However, our operating costs denominated in U.S. dollars would increase to a greater extent, resulting in lower operating income. Assuming a 10% increase in the euro relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $2.4 in 2017.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our most significant exposure as of December 31, 2017, relates to a potential change in the exchange rate of the Australian dollar and NIS and to a lesser extent to the euro, the Canadian dollar and the British pound relative to the U.S. dollar. Assuming a 10% decrease in the Australian dollar, NIS and EURO relative to the U.S. dollar, and assuming no other changes, net would have increased by $2.4 million, $1.7 million and $1.2 million.  Assuming a 10% decrease in the GBP and Canadian dollar relative to the U.S. dollar, and assuming no other changes, net would have decreased by $0.9 million and $0.6 million respectively.

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

As of December 31, 2017, we had the following foreign currency hedge portfolio (U.S. dollar in thousands):

		USD/NIS	EUR/USD	GBP/USD	USD/CAD	AUD/USD	TOTAL

Buy forward contracts	Notional	—	—	$1,001	$31,022	—	$32,023
	Fair value	—	—	(14)	(293)	—	(308)
	Average rate	—	—	1.33	1.27	—	—
Sell forward contracts	Notional	—	5,781	—	—	54,116	59,897
	Fair value	—	(9)	—	—	(109)	(118)
	Average rate	—	1.21	—	—	0.78
Buy put options	Notional	11,508	—	—	—	—	11,508
	Fair value	235	—	—	—	—	235
	Average rate	3.52	—	—	—	—
Sell call options	Notional	11,154	—	—	—	—	11,115
	Fair value	(14)	—	—	—	—	(14)
	Average rate	3.63	—	—	—	—
Total notional value		22,662	5,781	1,001	31,022	54,116	114,582
Total fair value		$221	$(9)	$(14)	$(293)	$(109)	$(204)

For the year ended December 31, 2017, net embedded losses on our foreign currency open derivatives transactions were $0.2 million. For the year ended December 31, 2016, net embedded gains on our foreign currency open derivative transactions were $2.0 million. For the year ended December 31, 2015, net embedded gains on our foreign currency open derivative transactions were $0.6 million.

For the year ended December 31, 2017, our finance expenses generated from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $1.8 million.  For the year ended December 31, 2016, our finance income generated from derivatives including the impact of the foreign exchange rate revaluation were $1.3 million.  For the year ended December 31, 2015, our finance income generated from derivatives including the impact of the foreign exchange rate revaluation were $0.5 million.

Interest rates

We had cash and short-term bank deposits totaling $138.7 million at December 31, 2017. Our cash, cash equivalents and short term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: Controls and Procedures

(a)          Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2017 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

ITEM 16B: Code of Ethics

The Company has adopted a code of ethics (“Code of Ethics”) that applies to the Company’s chief executive officer, and all senior financial officers, including the Company’s chief financial officer, the controller and persons performing similar functions. The Company has also adopted a separate code of conduct that applies to the Company’s directors, officers and employees, which was most recently amended in October 2017. We have posted these codes on our corporate website at http://ir.caesarstone.com/governance.cfm. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

Waivers of our Code of Ethics may only be granted by the board of directors. Any amendments to this Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2017.

ITEM 16C: Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2017	2016
	(in thousands of U.S. dollars)
Audit fees(1)	$591	$798
Audit-related fees(2)	26	137
Tax fees(3)	99	134
All other fees(4)	63	17
Total	$779	$1,086

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2017 and 2016, and its internal control over financial reporting as of December 31, 2017 and 2016, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

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

None.

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
Raanan Zilberman
Chief Executive Officer

Date: March 12, 2018

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended on February 21, 2014 (4)
1.2	Memorandum of Association of the Registrant (2) ∞
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.3	Letter agreement between the Registrant and Mikroman Madencilik San ve TIC.LTD.STI for 2018 **
4.4	2011 Incentive Compensation Plan, as amended (6)
4.5	Form of Indemnification Agreement (3)
4.6	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.7	Addendum, dated February 13, 2012, to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.8	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.9	Addendum, dated July 2015, to the Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (6) ∞
4.10	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 2015 (6)∞
4.11	Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.12	Addendum, dated February 13, 2012 to the Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.13
Form of Registration Rights Agreement, by and among the Registrant, Kibbutz Sdot-Yam, Tene Quartz Surfaces Investments Limited Partnership and Tene Quartz Surfaces Investments (Parallel) Limited Partnership, dated July 21, 2011, as amended on September 19, 2017

4.14
Extension of Registration Rights Agreement, by and among the Registrant, Kibbutz Sdot-Yam, Tene Quartz Surfaces Investments Limited Partnership and Tene Quartz Surfaces Investments (Parallel) Limited Partnership, dated February 13, 2012 (3)

4.15	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (3) ∞
4.16	Compensation Policy of Caesarstone Ltd.(7)
4.17	Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 (5)*
4.18	USA Plant Exercise Notice, dated November 6, 2013, pursuant to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 (5) *
4.19	Addendum, dated February 12, 2014, to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 and to the USA Plant Exercise Notice, dated November 6, 2013 (5) *
4.20	Agreement for the Supply of Bretonstone Slab Plants, dated June 5, 2014 (5) *
4.21	Agreement between the Registrant and Polat Maden Sanayi ve Ticaret A.S. for 2018**
8.1	List of Subsidiaries of the Registrant (7)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)

15.2	Consent of Grant Thornton Audit Pty Ltd.
15.3	Consent of Freedonia Custom Research, Inc.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Previously filed with the Securities and Exchange Commission on March 19, 2012 pursuant to a registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 6, 2012 pursuant to a registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on February 16, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on May 13, 2014 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(5)	Previously filed with the Securities and Exchange Commission on March 12, 2015 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(6)	Previously filed with the Securities and Exchange Commission on March 7, 2016 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(7)	Previously filed with the Securities and Exchange Commission on March 13, 2017 pursuant to an annual report on Form 20-F and incorporated by reference herein.

*
Portions of this exhibit were omitted and a complete copy of each agreement was provided separately to the Securities and Exchange Commission pursuant to the Company’s application requesting confidential treatment under Rule 24b-2 under the Exchange Act, which was subsequently approved by the SEC.

**	Portions of this exhibit were omitted and a complete copy of each agreement was provided separately to the Securities and Exchange Commission pursuant to the Company’s application requesting confidential treatment under Rule 24b-2 under the Exchange Act.

∞	English translation of original Hebrew document

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CAESARSTONE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Caesarstone Ltd. and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits and the report of other auditor, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Caesarstone Australia Pty Ltd., a wholly-owned subsidiary, which statements reflect total assets constituting 11% in 2017 and 10% in 2016 and total revenues constituting 23% in 2017, 24%  in 2016 and 22% in 2015 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Limited, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 12, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
March 12, 2018	KOST FORER GABBAY & KASIERER
We have served as the Company's auditor since 2004	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CAESARSTONE LTD.

Opinion on Internal Control over Financial Reporting

We have audited Caesarstone Ltd. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company, based on our audit and the report of the other auditor, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Caesarstone Australia Pty Ltd.  a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 11% and 23%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017. The effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes, and our report dated March 12, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. . We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
March 12, 2018	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2017	2016

ASSETS

Current assets:
Cash and cash equivalents		$138,707	$106,270
Trade receivables (net of allowance for doubtful accounts of $1,179 and $1,283 at December 31, 2017 and 2016, respectively)		73,267	63,072
Other accounts receivable and prepaid expenses	3	33,053	39,484
Inventories	4	132,940	101,474

Total current assets		377,967	310,300

Long-term assets:
Severance pay fund		3,887	3,403
Other long-term receivables	10	8,502	5,068
Deferred tax assets, net	11	3,965	444
Long-term deposits and prepaid expenses		2,743	2,465
Property, plant and equipment, net	5	216,653	222,818
Other intangibles assets	6	2,241	4,546
Goodwill	7	37,029	35,656

Total long-term assets		275,020	274,400

Total assets		$652,987	$584,700

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2017	2016

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank credit	8	$4,191	$8,540
Trade payables		64,021	48,633
Related party and other loan	13	3,463	3,099
Short term legal settlements and loss contingencies	10	25,782	7,355
Accrued expenses and other liabilities	9	30,000	25,710

Total current liabilities		127,457	93,337

Long-term liabilities:
Long-term loan and financing leaseback from a related party	13	8,336	8,070
Accrued severance pay		5,556	4,265
Long-term warranty provision		1,151	988
Long term legal settlements and loss contingencies	10	23,454	12,527
Deferred tax liabilities, net	11	657	14,921

Total long-term liabilities		39,154	40,771

Redeemable non-controlling interest	2(v)	16,481	12,939

Commitments and contingent liabilities	10

Equity:	12
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2017 and 2016; 35,442,056 and 35,424,669 issued at December 31, 2017 and 2016; 34,338,960 and 34,321,573 shares outstanding at December 31, 2017 and 2016, respectively		371	371
Additional paid-in capital		151,880	146,536
Accumulated other comprehensive income (loss), net		683	(1,150)
Retained earnings		356,391	331,326
Treasury shares at cost – 1,103,096 ordinary shares at December 31, 2017 and 2016		(39,430)	(39,430)

Total equity		469,895	437,653

Total liabilities and equity		$652,987	$584,700

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2017	2016	2015

Revenues	$588,147	$538,543	$499,515
Cost of revenues	390,924	326,057	299,290

Gross profit	197,223	212,486	200,225
Operating expenses:
Research and development	4,164	3,290	3,052
Marketing and selling	81,789	70,343	59,521
General and administrative	45,930	40,181	36,612
Legal settlements and loss contingencies, net	24,797	5,868	4,654

Total operating expenses	156,680	119,682	103,839

Operating income	40,543	92,804	96,386
Finance expenses, net	5,583	3,318	3,085

Income before taxes on income	34,960	89,486	93,301
Taxes on income	7,402	13,003	13,843

Net income	$27,558	$76,483	$79,458

Net income attributable to non-controlling interest	1,356	1,887	1,692

Net income attributable to controlling interest	$26,202	$74,596	$77,766

Basic net income per share of ordinary shares	0.73	2.08	2.21

Diluted net income per share of ordinary shares	0.73	2.08	2.19

Weighted average number of ordinary shares used in computing basic income per share (in thousands)	34,334	34,706	35,253
Weighted average number of ordinary shares used in computing diluted income per share (in thousands)	34,386	34,764	35,464

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Net income	$27,558	$76,483	$79,458

Other comprehensive income (loss) before tax:
Foreign currency translation adjustments	2,910	1,100	(5,023)
Unrealized income (loss) on foreign currency cash flow hedge	(36)	9	1,590
Income tax benefit (expense) related to components of other comprehensive income (loss)	8	(161)	509

Total other comprehensive income (loss), net of tax	2,882	948	(2,924)

Comprehensive income	30,440	77,431	76,534
Less: comprehensive income attributable to non-controlling interest	(2,405)	(2,093)	(126)

Comprehensive income attributable to controlling interest	$28,035	$75,338	$76,408

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Common Stock
	Shares	Amount		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net(1)	Treasury shares	Total equity

Balance as of January 1, 2015	35,132,127	369		139,964	181,212	(534)	-	321,011

Other comprehensive loss	-	-		-	-	(1,358)	-	(1,358)
Net income	-	-		-	77,766	-	-	77,766
Equity-based compensation expense related to employees	-	-		2,802	-	-	-	2,802
Cashless exercise of options	162,628	1		(1)	-	-	-	-
Balance as of December 31, 2015	35,294,755	370		142,765	258,978	(1,892)	-	400,221

Other comprehensive loss	-	-		-	-	742	-	742
Net income	-	-		-	74,596	-	-	74,596
Equity-based compensation expense related to employees	-	-		3,506	-	-	-	3,506
Compensation paid by a shareholder (3)	-	-		266	-	-	-	266
Purchase of treasury shares	(1,103,096)	-		-	-	-	(39,430)	(39,430)
Adjustment to redemption value of the non-controlling interest	-	-		-	(2,248)	-	-	(2,248)
Cashless exercise of options	129,914	1		(1)	-	-	-	-
Balance as of December 31, 2016	34,321,573	371		146,536	331,326	(1,150)	(39,430)	437,653

Other comprehensive income	-	-		-	-	1,833	-	1,833
Net income	-	-		-	26,202	-	-	26,202
Equity-based compensation expense related to employees (2)	-	-		5,344	-	-	-	5,344
Adjustment to redemption value of the non-controlling interest	-	-		-	(1,137)	-	-	(1,137)
Cashless exercise of options	17,387	(*	)	(* )	-	-	-	-

Balance as of December 31, 2017	34,338,960	$371		$151,880	$356,391	$683	$(39,430)	$469,895

(1)	Accumulated other comprehensive income (loss), net, comprised of foreign currency translation and hedging transactions.

(2)	See also Note 12.

(3)	A bonus paid by the Company's shareholder to its employees.

(*)	Less than $1.

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities:

Net income	$27,558	$76,483	$79,458

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	29,926	28,254	22,334
Share-based compensation expense	5,277	3,068	2,293
Accrued severance pay, net	788	(150)	540
Changes in deferred tax, net	(6,376)	(963)	7,051
Capital loss (gain) from sale of property, plant and equipment	(7)	32	-
Compensation paid by a shareholder	-	266	-
Increase in trade receivables	(7,573)	(4,184)	(2,968)
Increase in other accounts receivable and prepaid expenses	(5,436)	(5,617)	(3,069)
Increase in inventories	(27,833)	(5,376)	(15,267)
Increase (decrease) in trade payables	13,853	1,424	(8,659)
Increase (decrease) in warranty provision	234	100	(447)
Legal settlements and loss contingencies, net	24,797	5,868	4,654
Increase (decrease) in accrued expenses and other liabilities including related party	5,809	2,314	(259)

Net cash provided by operating activities	61,017	101,519	85,661

Cash flows from investing activities:

Redemption of short-term deposits	-	60	11,987
Purchase of property, plant and equipment	(22,675)	(22,943)	(76,495)
Proceeds from sale of property, plant and equipment	11	22	-
Increase in long-term deposits	(102)	(452)	(1,228)

Net cash used in investing activities	(22,766)	(23,313)	(65,736)

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016		2015
Cash flows from financing activities:

Dividends paid	$-	$	(*)(243)	$-
Short-term bank credit and loans, net	(5,095)		5,157	3,241
Purchase of treasury shares	-		(39,430)	-
Repayment of a financing leaseback	(1,172)		(1,100)	(1,092)

Net cash provided by (used in) financing activities	(6,267)		(35,616)	2,149

Effect of exchange rate differences on cash and cash equivalents	453		933	(1,607)

Increase in cash and cash equivalents	32,437		43,523	20,467
Cash and cash equivalents at beginning of year	106,270		62,747	42,280

Cash and cash equivalents at end of year	$138,707		$106,270	$62,747

Cash received (paid) during the year for:

Interest paid	$(259)		$(210)	$(180)

Interest received	$1,006		$153	$45

Tax paid	$(23,448)		$(17,684)	$(16,372)

Non cash activity during the year for:

Changes in trade payables balances related to purchase of property, plant and equipment	$(1,552)		$(403)	$(4,389)

(*) In 2016, dividend payment made by Company’s subsidiary Caesarstone Canada Inc. and reflects the amount paid to the non-controlling interest holders.

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

Caesarstone Ltd. and its subsidiaries (collectively, the "Company" or "Caesarstone") manufacture high quality engineered quartz surfaces sold under the Company's premium Caesarstone brand. The Company's products consist of engineered quartz slabs that are currently sold in approximately 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling end markets and in the new buildings construction market. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

The Company has subsidiaries in Australia, Singapore, Canada and the United States which are engaged in the marketing and selling of the Company's products in different geographic areas. In January 2017, the Company commenced direct marketing and sales operations in the United Kingdom through its fully owned subsidiary Caesarstone (UK) Ltd. In addition, the Company has a subsidiary in the United States, Caesarstone Technologies USA, Inc., which is engaged in the manufacturing of the Company's products.

b.	Major suppliers:

In 2017, the Company acquired approximately 69% of its quartz consumption from Turkey, of which approximately 42% was supplied by Mikroman Madencilik San ve TIC.LTD.STI ("Mikroman"), constituting approximately 29% of Company's total quartz, and approximately 34% was supplied by Polat Maden Sanayi ve Ticaret A.Ş. (“Polat”), constituting approximately 23% of Company’s total quartz. If Mikroman or Polat cease supplying the Company with quartz or if the Company's supply of quartz generally from Turkey is adversely impacted, the Company's other suppliers may be unable to meet the Company's quartz requirements. In that case, the Company would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of the Company's products. As a result, the Company may experience a delay in manufacturing, which could materially and adversely impact the Company's results of operations.

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

The Company's revenues are generated in U.S. dollars (USD), Australian dollars (AUD), Canadian dollars (CAD), Euros (EUR), Singapore dollars (SGD), British pound (GBP) and New Israeli Shekels (NIS). In addition, most of the Company's costs are incurred in USD, NIS, EUR, CAD, AUD and SGD.

The Company’s management believes that the USD is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the USD.

The functional currency of the majority of the Company's foreign subsidiaries is the local currency in which the relevant subsidiary operates.

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

The financial statements of the Company’s subsidiaries of which the functional currency is not the USD have been translated into the USD. All amounts on the balance sheets have been translated into the USD using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the USD using the monthly average exchange rate in accordance with ASC 830. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss), net in shareholders' equity.

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

ASC 815, “Derivative and Hedging” ("ASC 815"), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Derivative instruments designated as hedging instruments:

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period during which the hedged transaction affects earnings.

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

As of December 31, 2017 the Company did not have any outstanding forward NIS transactions. As of December 31, 2016 the unrealized gain recorded in accumulated other comprehensive income (loss) from the Company's currency forward NIS transactions were $28. At December 31, 2016, the notional amounts of foreign exchange forward contracts which the Company entered into were $13,303.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.          Derivatives (Cont.):

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and options contracts to limit its exposure to foreign currencies. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2017 and 2016, the notional amount of foreign exchange forward and option contracts into which the Company entered was $114,582 and $131,470, respectively. The foreign exchange forward and options contracts will expire at various times through December, 2018.

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance Sheet	Fair Value of Derivative Instruments
		Year ended December 31,
		2017	2016

Derivative Assets:

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	$717	$2,539

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other accounts receivable and prepaid expenses	$-	$31

Total		$717	$2,570

Derivative Liabilities

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Accrued expenses and other liabilities	$(921)	$(533)

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Accrued expenses and other liabilities	$-	$(3)

Total		$(921)	$(536)

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.          Derivatives (Cont.):

	Gain Recognized in Other Comprehensive Income (loss), net		Gain (loss) Recognized in Statements of Income
	Year ended December 31,		Statements of Income	Year ended December 31,
	2017	2016	Item	2017	2016

Derivatives designated as hedging instruments :
Foreign exchange forward contract	$-	$28	Cost of revenues and Operating expenses	$1,142	$111

Derivatives not designated as hedging instruments:
Foreign exchange forward and options contracts	-	-	Financial expenses, net	(1,756)	1,261

Total	$-	$28		$(614)	$1,372

g.	Inventories:

Inventories are stated at the lower of cost and net realizable value. The Company periodically evaluates the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of  raw material quanteties. Based on these evaluations, inventory provision is provided to cover risks arising from slow-moving items, discontinued products, excess inventories, net realizable value lower than cost and adjusted revenue forecasts.

Cost is determined as follows:

Raw Materials - cost is determined on a standard cost basis which approximates actual costs on a weighted average basis.

Work-in-progress and finished products - are based on standard cost (which approximates actual cost on a weighted average basis) which includes raw materials cost, labor and manufacturing overhead.

Finished goods are stated at the lower of cost and net realizable value.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories (Cont.):

The following table provides the details of the change in the Company's provision for inventory:

	December 31,
	2017	2016

Inventory provision, beginning of year	$10,183	$8,985
Increase in inventory provision	13,585	4,168
Write off	(12,405)	(2,970)

Inventory provision, end of year	$11,363	$10,183

h.	Property, plant and equipment, net:

1.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

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

3.	Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Machinery and manufacturing equipment	4-33
Office equipment and furniture	7-33
Motor vehicles	10-30
Buildings	4-5
Prepaid expenses related to operating lease	1
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment, net (Cont.):

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

The Company generally provides a standard warranty of three to ten years for its products, depending on the type of product and the country in which the Company does business. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company's warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair.

The following table provides the details of the change in the Company's warranty accrual:

	2017	2016

January 1,	$2,275	$2,173
Charged to costs and expenses relating to new sales	1,816	1,325
Costs of product warranty claims	(1,446)	(1,225)
Foreign currency translation adjustments	(51)	2

December 31,	$2,594	$2,275

l.	Revenue recognition:

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

For certain revenue transactions with specific customers, the Company is responsible also for the fabrication and installation of its products. The Company recognizes such revenues upon receipt of acceptance evidence from the end consumer which occurs upon completion of the installation.

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns rebates and discounts to costumers in accordance with ASC 605, which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

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

Commencing January 1, 2017 the Company adopted ASU 2015-17, pursuant to such ASU, as of December 31, 2017 deferred tax assets and liabilities are presented as noncurrent items on Company’s balance sheet. Prior periods were not retrospectively adjusted.

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

The Company classifies interest and penalties on income taxes as taxes on income.

o.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2017, 2016 and 2015 were $28,047, $25,582 and $22,380, respectively.

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

No customer represented 10% or more of the Company’s total accounts receivables, net as of  December 31, 2017 and 2016.

The following table provides the detail of the change in the Company's allowance for doubtful accounts:

	2017	2016

January 1,	$1,283	$1,221
Charges to expenses	164	172
Write offs	(325)	(116)
Foreign currency translation adjustments	57	6

December 31,	$1,179	$1,283

q.	Severance pay:

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

Some agreements with employees specifically state, in accordance with section 14 of the Severance Pay Law, 1963 ("Section 14"), that the Company's contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

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

Severance pay expenses for the years ended December 31, 2017, 2016 and 2015 amounted to approximately $1,813, $1,576 and $1,451, respectively.

r.	Fair value of financial instruments:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (meaning, the "exit price") in an orderly transaction between market participants at the measurement date.

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

The following table presents the Company's assets and (liabilities) measured at fair value on a recurring basis at December 31, 2017 and 2016:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivative assets	$-	$717	$-	$717
Foreign currencies derivative liabilities	$-	$(921)	$-	$(921)

Total	$-	$(204)	$-	$(204)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivative assets	$-	$2,570	$-	$2,570
Foreign currencies derivative liabilities	$-	$(536)	$-	$(536)

Total	$-	$2,034	$-	$2,034

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

Diluted net income per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. For the years ended December 31, 2017, 2016 and 2015 there were 1,060,000, 804,000 and 786,900 outstanding stock options, respectively, that were excluded from the computation of Diluted EPS, that would have had an anti dilutive effect if included.

t.	Comprehensive income and accumulated other comprehensive income (loss):

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

The total accumulated other comprehensive income ("AOCI"), net was comprised as follows:

	December 31,
	2017	2016

Accumulated gains on derivative instruments	$-	$28
Accumulated foreign currency translation differences	683	(1,178)

Total accumulated other comprehensive income (loss), net	$683	$(1,150)

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.          Comprehensive income and accumulated other comprehensive income (loss) (Cont.):

The following table summarizes the changes in AOCI, net of taxes for the year ended:

	Unrealized gains (losses) on derivative instruments	Accumulated foreign currency translation differences	Total

Balance at December 31, 2015	$20	$(1,912)	$(1,892)
Other comprehensive income (loss) before reclassifications	119	734	853
Amounts reclassified from AOCI	(111)	-	(111)

Net current period OCI	8	734	742

Balance at December 31, 2016	$28	$(1,178)	$(1,150)
Other comprehensive income (loss) before reclassifications	1,114	1,861	2,975
Amounts reclassified from AOCI	(1,142)	-	(1,142)

Net current period OCI	(28)	1,861	1,833

Balance at December 31, 2017	$-	$683	$683

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.          Comprehensive income and accumulated other comprehensive income (Cont.):

The following table shows the amounts reclassified from AOCI into the Consolidated Statements of Income, and the associated financial statement line item, for 2017 and 2016:

	December 31,
Affected line item in the consolidated statements of income	2017	2016

Cost of revenues	$914	$90
Research and development	23	2
Marketing and selling	91	9
General and administrative	114	10

Total gain	$1,142	$111

u.	Accounting for stock-based compensation:

1.	Equity share based payment:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

The Company accounts for employees and direcotrs’ share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period. The Company elected to recognize compensation expense for an award that has a graded vesting schedule using the accelerated method.

The Company  adopted ASU 2016-09 "Improvements to Employee Share-Based Payment Accounting” in the first quarter of fiscal year 2017 and elected to account for forfeitures as they occur (see also Note 2z).

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Accounting for stock-based compensation (Cont.):

1.	Equity share based payment (Cont.):

The exercise price of each option is generally Company's stock price on the date of the grant. Options generally become exercisable over approximately three to four-year period, subject to the continued employment. All options expire after 7 years from the date of grant. In addition, commencing in 2015 the Company granted certain of its employees and officers with restricted stock units ("RSUs"), vesting over approximately a four-year period from the grant date. RSUs fair value is measured at the grant date based on the market value of Company's common stock. RSUs that are cancelled or forfeited become available for future grants.

In 2017 and 2016, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,
	2017	2016

Dividend yield	0%	0%
Expected volatility	43.9%	40.9%
Risk-free interest rate	2.1%	1.1%
Expected life (in years)	6.13	4.78

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Accounting for stock-based compensation (Cont.):

2.	Phantom share-based payment:

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

The Company estimated the fair value of the remaining phantom awards, using the binominal option pricing model with the following weighted average assumptions:

	December 31,
	2017	2016

Dividend yield	0%	0%
Expected volatility	45.5%	46.9%
Risk-free interest rate	2.0%	1.8%
Expected life (in years)	3.3	4.3

As of December 31, 2017 and 2016, the Phantom liability balance was $32 and $100, respectively. As of December 31, 2016, compensation cost related to the phantom award was fully recognized.

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

The following table provides a reconciliation of the redeemable non-controlling interest:

	December 31,
	2017	2016	2015

Beginning of the year	$12,939	$8,841	$8,715
Net income attributable to non-controlling interest	1,356	1,887	1,692
Dividend paid (*)	-	(243)	-
Adjustment to redemption value	1,137	2,248	-
Foreign currency translation adjustments	1,049	206	(1,566)

Redeemable non-controlling interest - end of the year	$16,481	$12,939	$8,841

(*) In 2016 dividend payment was made by Company’s subsidiary Caesarstone Canada Inc. and reflects the amount paid to the non-controlling interest holders.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Capitalized software costs:

The Company follows the accounting guidance specified in ASC 350-40, “Internal-Use Software”. The Company capitalizes costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials, and consultants incurred in developing internal-use computer software, once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized software costs are amortized on a straight-line basis over its useful life.

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

During the year ended December 31, 2016, the Company repurchased its common stock pursuant to a board-authorized share repurchase program through open market purchases The repurchases of common shares are accounted for as treasury shares, and resulted in a reduction of stockholders’ equity. The Company presents the cost to repurchase treasury shares as a separate component of shareholders' equity.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting standards:

Recently issued and not yet adopted accounting standards:

1.
In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flow arising from contracts with customers. The guidance permits two methods of modification: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method.). The guidance became effective for the Company as of January 1, 2018. The Company elected modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018. There will be no cumulative adjustment to the Company’s retained earnings. The Company identified that the main impact of the standard on the Company’s financial statements relates to the presentation of the provision for sales return which requires a gross presentation.

2.
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

3.
In August 2016, the FASB issued ASU No. 2016-15 which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Company will adopt the new standard effective January 1, 2018, and does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
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

5.
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

6.
In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting.  ASU 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in Topic 718 to a change in the terms or conditions of a share-based payment award.  ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718.  The amendments in ASU 2017-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017.  Early adoption is permitted, including adoption in any interim period.  The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. The Company will adopt the new standard effective January 1, 2018 and adoption of this standard is not expected to have a material impact on the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting standards (Cont.):

7.
In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815), which targeted improvements to accounting for hedging activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact ASU 2017-12 will have on its consolidated financial statements and associated disclosures.

Recently issued and adopted accounting standards:

1.
In November 2015, the FASB issued ASU No. 2015-17 related to balance sheet classification of deferred taxes. The new guidance requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. . The Company adopted the ASU in the first quarter of fiscal year 2017. Prior periods were not retrospectively adjusted.

2.
In March 2016, the FASB issued ASU No. 2016-09, "Improvements to Employee Share-Based Payment Accounting." This ASU affects entities that issue share-based payment awards to their employees. The ASU is designed to simplify several aspects of accounting for share-based payment award transactions, which include the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. The Company  adopted ASU 2016-09 in the first quarter of fiscal year 2017. The Company elected to account for forfeitures as they occur. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

aa.
Reclassifications:

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect net income, shareholders’ equity or cash flows.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2017	2016

Prepaid expenses	$2,859	$3,101
Government authorities	20,196	13,991
Deferred tax assets (see also Note 2n)	-	11,409
Advances to suppliers	3,103	2,831
Derivatives	717	2,570
Other receivables (see also Note 10)	6,178	5,582

	$33,053	$39,484

NOTE 4:-	INVENTORIES

	December 31,
	2017	2016

Raw materials	$27,856	$24,306
Work-in-progress	4,680	1,348
Finished goods	100,404	75,820

	$132,940	$101,474

NOTE 5:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost:
Machinery and manufacturing equipment, net (1)	$247,437	$231,914
Office equipment and furniture	17,423	14,828
Motor vehicles	1,693	1,043
Buildings and leasehold improvements	111,630	106,422
Prepaid expenses related to operating lease (2)	939	939

	379,122	355,146

Accumulated depreciation:
Machinery and manufacturing equipment, net	$121,621	$101,909
Office equipment and furniture	12,331	9,367
Motor vehicles	1,226	812
Buildings and leasehold improvements	27,176	20,135
Prepaid expenses related to operating lease	115	105

	162,469	132,328

Depreciated cost	$216,653	$222,818

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-	PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

(1)	Presented net of investment grants received in the total amount of $7,830.

(2)	Until 2012, the Company leased land from the Israel Lands Administration ("ILA") for its Bar-Lev manufacturing facility. The lease term started on February 6, 2005. The lease is for an initial non-cancellable term of 49 years, with a renewal option of an additional 49 years. The Company analyzed the conditions set forth in ASC 840-10 and classified the land as an operating lease (since the land is not transferred to the Company at the end of the lease nor is there any option to buy the land from the ILA at any point). All payments on account of the initial term were paid in advance (based on discounted values) at the beginning of the lease, and included in the minimum lease payments to be amortized. The prepaid expenses are amortized through the term of the lease, based on the straight-line method (including the bargain renewal option term). See also Note 13(d).

During 2017, the Company recorded a reduction of approximately $2,321 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use.

Depreciation expense were $27,621, $25,929 and $19,243 for the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 6:-        OTHER INTANGIBLES ASSETS

	December 31,
	2017	2016
Original amounts:

Non-compete agreement	$1,573	$1,462
Distribution relationships	1,653	1,584
Customer relationships	6,273	6,006
Distribution agreement	14,606	14,606

	24,105	23,658
Accumulated amortization:

Non-compete agreement	(1,573)	(1,455)
Distribution relationships	(1,558)	(1,392)
Customer relationships	(5,971)	(5,395)
Distribution agreement	(12,762)	(10,870)

	(21,864)	(19,112)

Total other intangibles assets	$2,241	$4,546

(1)	Amortization expense amounted to $2,305, $2,325 and $3,091 for the years ended December 31, 2017, 2016 and 2015, respectively.
(2)	Estimated amortization expenses for the year ended December 31, 2018 are $2,241.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-        GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2016 are as follows:

Balance as of December 31, 2015	$35,821

Foreign currency translation adjustments	(165)

Balance as of December 31, 2016	$35,656

Foreign currency translation adjustments	1,373

Balance as of December 31, 2017	$37,029

NOTE 8:-	SHORT-TERM BANK CREDIT

a.	Short-term bank credit and loans are classified as follows:

		Weighted average interest
	Currency	December 31,		December 31,
		2017	2016	2017	2016
		%

Short-term bank credit	CAD	3.20	2.95	$4,191	$8,540

b.
As of  December 31, 2017 and 2016, the Company had short-term and revolving credit lines of approximately $14,560 and $13,542 (out of which $4,191 and  $8,540 respectively were utilized as presented in the table above), respectively, from Israeli and Canadian banks. The Company's current credit lines, if not extended, will expire in December 2018 in the Israeli banks and in July 2018 in the Canadian bank.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2017	2016

Employees and payroll accruals	$15,837	$12,251
Accrued expenses	6,064	7,005
Advances from customers	356	1,022
Taxes payable	4,923	3,091
Warranty provision	1,443	1,287
Derivatives	921	536
Phantom share based payment	32	100
Other	424	418

	$30,000	$25,710

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

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

In December 2013, the magistrate’s court in Israel held that the Company was not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. In October 2015, WOMAG amended its claim, seeking a reduced amount of approximately Euro 7.1 million (approximately $7,727) and approximately South Africa RAND 43.7 million (approximately $2,808). In June 2016, WOMAG further amended its claim, seeking a reduced amount of Euro 6.2 million (approximately $6,520) and South Africa RAND 51.2 million (approximately $3,700) plus interest on any capital sum awarded. As the district court dismissed the Company’s appeal of the decision of the magistrate’s court, the Company has agreed with WOMAG to submit the matter to arbitration, for which hearings commenced in South Africa in September 2016. The arbitration is divided into two stages. Both stages relate to the quantum of damages payable to the Company; the first stage in respect of the merits and the second in respect of the quantum of claim if WOMAG succeeds with its disputed claim on the merits. After both phases, if any of the parties is not satisfied with the arbitrator’s decision, that party may lodge an appeal to a panel of three arbitrators to be appointed by the parties. The expected timeframe for resolution of the claim currently cannot be estimated with precision. While the Company expects that the arbitration phase will end in 2018, with the possibility of appeals in 2019. Should it remain necessary to run the second phase of the arbitration on quantum, it is anticipated that this phase may only be finalized in 2020. Although the Company believes that it submitted vigorous defenses against WOMAG’s. The Company continues to monitor and estimate the possible loss deriving from this claim based on new information available from time to time and believes that it recorded an adequate reserve for this claim.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Bodily injury claims related to exposure to silica dust

Overview

The Company is subject to a number of claims mainly by fabricators, their employees or the National Insurance Institute ("NII") in Israel, alleging that fabricators contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting Company's products.

Silicosis and other bodily Injury Claims

As of December 31, 2017, the Company is subject to 105 pending bodily injury claims (out of which 104 are individual claims including NII subrogation claims, and one claim with a motion to be recognized as a class action) that have been submitted in Israel since 2008 against the Company directly, or that have named the Company as third-party defendant by fabricators or their employees in Israel, by the injured's successors, by the NII or by others (see also table below). In addition one lawsuit and two motions for conciliation were filed in Spain and one pre-litigation notice received in Australia against the Company and other defendants.

As of December 31, 2017, the Company has 7 pending pre-litigation demand letters on behalf of certain fabricators in Israel.

Each of the claims named other defendants, such as fabricators that employed the plaintiffs, the Israeli Ministry of Industry, Trade and Employment, distributors of the Company's products, insurance companies and insurance brokers.

Various arguments are raised in the claims, including among others product liability arguments and failure to provide warnings regarding the risks associated with silica dust generated by the fabrication of the Company's products. Most of the claims do not specify a total amount of damages sought, as the plaintiff’s future damages will be determined at trial. A claim filed with the Magistrates court in Israel is limited to a maximum of NIS 2.5 million (approximately $721) plus any fees, and among the 105 pending claims filed against the Company in Israel, 67 claims were filed in the Magistrates court. A claim filed in the District court is not subject to such limitation. As a result, there is uncertainty regarding the total amount of damages that may ultimately be claimed. As of December 31, 2017 each claim may be subject or referred to mediation, settled by the parties or resolved by a court decision and may also be appealed and therefore the time frame for the resolution for each claim may significantly vary.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Bodily injury claims related to exposure to silica dust (Cont.):

Silicosis and other bodily Injury Claims (Cont.):

Class action

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

On January 4, 2018, the Company and the plaintiff submitted to the Israeli District Court a settlement agreement. If the settlement agreement is approved by the Court, the claim will be dismissed and the Company will make payments on a one time basis, without any admission of liability, in an aggregate amount of approximately NIS 9.0 million (approximately $2,600) to fund certain safety related expenses at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses. The settlement agreement remains subject to the approval of the Court. The Israeli State Attorney General and other interested parties may notify the Court if they have any objection thereto.

During 2015, the Company reassessed the expected outcome of the individual bodily injury claims following Company's consent to several settlements. In addition the Company entered into an agreement with the State of Israel, with the approval of its insurance carriers, related to individual bodily injury claims (not including the claim seeking class action status).  Under the agreement, without admitting any liability, the Company and the State of Israel have agreed to cooperate in dealing with the claims. Such agreement initially signed in November 2015 and extended on March 5, 2018.

If either the Company or the State of Israel is found liable for damages, the Company has agreed to an apportionment of those damages. Based on the above, the Company assessed, based also on its legal advisors’ opinion, that contingent losses related to the individual bodily injury claims in Israel are probable, pursuant to ASC 450, an initial accrual has been recorded during 2015 for the loss contingencies related to such outstanding individual claims.

In addition in May 2017 the Company signed also an agreement with each of its main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period. Under the agreement the Company and each distributor agreed to an apportionment of damages for each filed claim.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Bodily injury claims related to exposure to silica dust (Cont.):

Silicosis and other bodily Injury Claims (Cont.):

The Company updated its provision in 2017 to reflect the outstanding claims in the below table, and provided a provision for related NII unasserted claims, taking into consideration new claims filed, settlements reached and other new information available.

In order to reasonably estimate the losses for  bodily injury claims reflected in the table below, the Company performed a case-by-case analysis with its legal advisors of the relevant facts that were reasonably available to it, related to the claims filed, including, among other things, the specific known or estimated health condition of the claimants, their ages, salaries, related probable future subrogation claims from the NII, and other factors that might have an impact on the final outcome of such claims. The Company will continue to regularly monitor changes in facts for each  claim and will update its best estimate if required. Accordingly, the reserve for the bodily injury claims as of December 31, 2017 and 2016 totaled to $32,958 and $17,682 respectively, of which $9,504 and $5,155 is reported in accrued expenses and other liabilities and $23,454 and $12,527 is reported in long-term liabilities. The Company cannot estimate the number of claimants that may file claims in the future or the nature of their claims in order to conclude probability or the range of loss. The Company currently does not expect to incur additional material losses with respect to the outstanding bodily injury claims, that might have a material impact on its financial position, results of operations and cash flows.

A summary of bodily injury claims activity follows:

	2017	2016	2015
Outstanding claims, January 1	87	70	56
New claims (*)	34	31	16
Settled and dismissed claims	(16)	(14)	(2)
Outstanding claims, December 31 (**)	105	87	70

(*) Representing 19, 30 and 16 injured persons in 2017, 2016 and 2015, respectively.
(**) Not including the pre-litigation notice received by Company's subsidiary in Australia and a legal proceedings in Spain which are in preliminary stages and as of  December 31, 2017, the Company cannot estimate loss probability associated with such proceedings.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
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

The available limits of these policies as it relates to the claims reflected in the table above, exceed the recorded insurance receivable balance. Commencing April 2014, the Company’s Israeli insurance policies have significant per claim deductibles. Commencing April 2015, the first layer of insurance in Israel, of $5,000 was not renewed.  Since that time, the Company’s insurance covers claims in Israel in excess of $5,000 (commencing October 2017 in excess of $6,000) up to an amount of $35,000 per claim or per period. Those policies include a significant deductible per claim and cover only illnesses diagnosed after February 2010. However, with respect to the claim which was required to be recognized as a class action, Company's insurer at the time of the filing of such claim, has rejected coverage for this claim.

The Company records insurance receivables for the amounts that are covered by insurance less deductibles. During 2017 and 2016, as in prior years, the Company's insurance carriers made payments to all settled product liability claims that were under the policies. The Company paid the deductible amounts for the settled claims per policy.

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

As of December 31, 2017 and 2016, the insurance receivable totaled to $12,380 and $7,509 respectively, of which $3,878 and $2,441 is reported in the other accounts receivable and prepaid expenses and $8,502 and $5,068 is in other long-term receivables.

In 2017 and 2016, the legal settlements and loss contingencies expenses related to the bodily injury claims related to exposure to silica dust totaled to $9,552 and $5,868, respectively, which reflects the deductible amounts for claims covered by insurance policies, claims not covered and the impact of settlements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Arbitration proceeding with Microgil Agricultural Cooperative Society Ltd.

In November 2011, Kfar Giladi and Microgil (the “claimants”), initiated arbitration proceedings against the Company that commenced in April 2012. The claimants filed a claim against the Company in arbitration for NIS 232.8 million ($60,500) for alleged damages and losses incurred by them in connection with a breach of Processing Agreement by the Company. In August 2012, the Company filed a claim against the claimants in arbitration for NIS 76.6 million ($19,900) for damages incurred by the Company in connection with claimants malfunctioning operations, breach of the agreement and the understanding between the parties regarding the agreement after it was terminated, inventory which was not returned to the Company and was unaccounted for and an unpaid loan, which was granted by the Company to the claimants, and the adverse impact on the valuation in our IPO caused by their actions.

On January 17, 2018, the arbitrator provided its judgment, pursuant to which the Company is required to pay the claimants approximately NIS 48.2 million (approximately $13,900), including damages, interest, linkage to the Israeli Consumer Price index and legal fees. The Company recorded this amount in 2017 as part of the legal settlements and loss contingencies, net line item in its Consolidated Statement of Income.

Claim by the Israeli Ministry of Environmental Protection ("IMEP")

The Company has been required by the IMEP to comply with the applicable requirements under the law and regulations related to styrene gas emission at both of its plants in Israel. In December 2013, the Company completed the installation of a system in its Bar-Lev manufacturing facility to reduce styrene emission and following which the Company has better control of the styrene emission in the Bar-Lev manufacturing facility and the Company presented to IMEP a plan to further improve its control of styrene emission and comply with the styrene gas emission standards With respect to the Sdot-Yam manufacturing facility the IMEP has summoned the Company in January 2014 to a hearing to address allegations that, based on the IMEP’s procurement of several gas emission samplings, the Company exceeded the air ambient standards.

Following the hearing, and although the IMEP acknowledged that the Company was in the process of installing measures to comply with the styrene gas emission standards, the IMEP decided to recommend the conducting of  investigation with respect to the allegation that the Company exceeded from the threshold of styrene air ambient standards during 2013. During 2014, the Company applied measures to correct the styrene air ambient standards which the Company believe should conclusively solve any exceeded emission of styrene gas. Throughout 2016 and 2017, the Company continued to control styrene emission levels through strict maintenance and compliance with work processes.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Claim by the Israeli Ministry Environmental of the Protection of the Environment (“IMEP”) (Cont.):

From time to time, the IMEP visits Company's Sdot-Yam facility and provides it with a summary report of its findings. The Company is in ongoing discussions with the IMEP and intend to continue monitoring, and, if necessary, applying corrective measures to control the styrene emissions at its facilities. If the Company is not fully complied with the styrene emission standards, Company's business license may be revoked, facilities may be shutdown and the Company may be subject to civil and criminal sanctions.

Securities Class Action Claim

On August 25, 2015, a purported purchaser of Company’s ordinary shares filed a proposed class action in the United States District Court for the Southern District of New York asserting, among other things, that the Company and two of its officers violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b–5 promulgated under the Exchange Act, by allegedly making false and misleading statements about the Company’s business. The complaint seeks an unspecified amount of damages on behalf of purchasers of Company’s securities between March 25, 2013 and August 18, 2015. On January 15, 2016, the plaintiff filed an amended complaint that asserted similar claims, but that seeks damages on behalf of purchasers of the Company’s securities between February 12, 2014 and August 18, 2015. On February 26, 2016, the Company filed a motion to dismiss the amended complaint. Expenses incurred as a result of this claim will be covered under the Company’s directors and officers liability insurance policy, subject to deductible and to coverage terms and limits.  On January 30, 2017, the Company reached an agreement in principle with the lead plaintiffs to settle the litigation, to be paid by the Company’s insurance carrier into a settlement fund for distribution to the plaintiff class, subject to the completion of definitive documentation and approval of the court. In August 2017, the court approved the settlement agreement. The Company’s insurance carriers have agreed to pay the settlement amount and the related expenses. The Company recorded in its 2016 results, provision for such settlement amount and the related receivable in the same amount. During 2017 the settlement amount was paid by the Company’s insurer.

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

The land and certain of the Company's facilities and vehicles are leased under operating lease agreements. Future minimum lease commitments under non-cancellable operating leases for the specified periods ending after December 31, 2017 are as follows:

2018	$15,150
2019	14,145
2020	10,806
2021	9,659
2022	8,275
2023 and thereafter	45,435

Total	$103,470

Lease expenses for the years ended December 31, 2017, 2016 and 2015 were approximately $16,200, $13,479 and $12,109, respectively.

c.	Purchase obligation:

The Company's significant contractual obligations and commitments as of December 31, 2017 are summarized in the following table:

2018 (1)	$38,530
2019 and thereafter	-

$38,530

(1)	Consists of purchase obligations to certain suppliers.

d.	Pledges and guarantees:

1.
As of December 31, 2017, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $1,425 related to facilities, vehicle leases and other miscellaneous guarantees.

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

The corporate tax rate in Israel was 24% in 2017, 25% in 2016 and 26.5% in 2015.

On December 31, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate) which consists of the reduction of the corporate tax rate for development area A (relates to Company's manufacturing plant in Bar-Lev industrial zone) from 9% to 7.5%, effective January, 2017 (tax rate for Company's manufacturing plant in Sdot-Yam will remain unchanged at 16%). In addition starting January, 2018, the regular tax rate in Israel was reduced to 23%.

2.	Foreign Exchange Regulations:

Commencing in taxable year 2014, the Company has elected to measure its taxable income in Israel and file its tax return under the Israeli Income Foreign Tax Regulations (the “Foreign Exchange Regulations”). Under the Foreign Exchange Regulations, an Israeli company must calculate its tax liability in U.S. Dollars according to certain orders and then translated into NIS according to the exchange rate as of December 31 of each year. For taxable years up to 2013, the Company measured its taxable income and filed its tax returns in NIS.

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

Of the Company's retained earnings as of December 31, 2017, approximately $22,316 is tax-exempt earnings attributable to its Approved Enterprise programs and $17,438 is tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 24% as of December 31, 2017). Under the Encouragement Law, tax-exempt income generated under the Beneficiary Enterprise status or the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law. The Company's policy is not to distribute such dividends from tax-exempt income derived from Approved/Beneficiary Enterprises.

As of December 31, 2017, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $5,356. If income attributed to the Beneficiary Enterprise would have been distributed as a dividend, including upon liquidation, the Company would have incurred a tax liability of approximately $4,185. These amounts would be recorded as an income tax expense in the period in which the Company decides to declare the dividend.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

b.	Non-Israeli subsidiaries taxation:

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.
Statutory tax rates for Non-Israeli subsidiaries are as follows:
Company incorporated in United States - 40% tax rate (federal and state).
Company incorporated in Australia - 30% tax rate.
Company incorporated in Singapore - 17% tax rate.
Company incorporated in Canada – 26.5% tax rate.
Company incorporated in England – 20% tax rate.

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

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act of 2017 (“TCJA”) into legislation. The TCJA includes numerous changes to existing tax law, including a permanent reduction in the federal corporate income tax rate from 35% to 21%. The rate reduction takes effect on January 1, 2018. The Company recognized a net tax benefit of $1,026 associated with enactment of the TCJA in Income tax expense in its Consolidated Statements of Income of 2017, due to a re-measurement of deferred tax assets and liabilities.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2017	2016
Deferred tax assets (liabilities):
Intangible assets	$461	$474
Other temporary differences (1)	5,776	6,264
Temporary differences related to inventory (2)	6,544	6,917
Carryforward losses, deductions and credits (3)	1,162	390
Less-valuation allowance	(903)	(390)
Total net deferred tax assets	13,040	13,655

Deferred tax liabilities
Property and equipment	(8,919)	(14,654)
Intangible assets	(591)	(1,949)
Other temporary differences	(222)	(120)

Total deferred tax liabilities	(9,732)	(16,723)

Deferred tax assets (liabilities), net	$3,308	$(3,068)

(1)	Deriving mainly from provision for bad debts, labor related and warranty provision. The increase mainly related to provision for loss contingencies and settlement with the Israeli tax authorities.
(2)	Deriving mainly from the provision for slow moving inventory and IRS section 263(a).
(3)	Certain subsidiaries have tax loss carry-forwards totaling approximately $5,850 which can be carried forward and offset against taxable income, these carry-forward tax losses have no expiration date.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

d.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2017	2016	2015

Income before taxes on income	$34,960	$89,486	$93,301

Statutory tax rate in Israel	24%	25%	26.5%

Income taxes at statutory rate	$8,390	$22,372	$24,725

Increase (decrease) in tax expenses resulting from:
Tax benefit arising from reduced rate as an "Preferred Enterprise"	(4,832)	(11,904)	(13,232)
Non-deductible expenses, net	1,604	1,560	1,073
Adjustment for change in tax law	(1,026)	-	-
Increase (decrease) in taxes from prior years	(104)	44	(513)
Increase (decrease) in taxes resulting from tax settlement with tax authorities	-	(151)	-
Tax adjustment in respect of foreign subsidiaries' different tax rates	1,593	1,320	693
Uncertain tax position	1,453	(158)	1,034
Changes in valuation allowance	502	52	(21)
Others	(178)	(132)	84

Income tax expense	$7,402	$13,003	$13,843

Effective tax rate	21%	15%	15%

Per share amounts (basic) of the tax benefit resulting from an "Preferred Enterprise"	$(0.14)	$(0.34)	$(0.38)
Per share amounts (diluted) of the tax benefit resulting from an "Preferred Enterprise"	$(0.14)	$(0.34)	$(0.37)

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

e.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2017	2016	2015

Domestic	$24,451	$75,729	$81,020
Foreign	10,509	13,757	12,281

	$34,960	$89,486	$93,301

f.	Tax expenses on income are comprised as follows:

	Year ended December 31,
	2017	2016	2015

Current taxes	$13,778	$13,966	$6,792
Deferred taxes	(6,376)	(963)	7,051

	$7,402	$13,003	$13,843

Domestic	$3,838	$8,319	$9,892
Foreign	3,564	4,684	3,951

	$7,402	$13,003	$13,843

g.	Tax assessments:

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2017:

Israel 2015-present
Australia 2012-present
Canada 2010-present
United States 2015-present
Singapore 2011-present
England 2016-present

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

The balances at December 31, 2017 and 2016 include a liability for unrecognized tax benefits of  $2,737 and $1,284, respectively, for tax positions which are uncertain of being sustained.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2015	$417

Increase in tax positions for current year	493
Increase of tax position of prior years	541
Foreign currency adjustments	(9)

Gross tax liabilities at December 31, 2015	1,442

Increase in tax positions for current year	594
Increase in tax position of prior years	270
Decrease related to settlement with the tax authorities	(1,022)

Gross tax liabilities at December 31, 2016	1,284

Increase in tax positions for current year	1,201
Increase of tax position of prior years	252

Gross tax liabilities at December 31, 2017	$2,737

The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust the provision for income taxes in the period such resolution occurs. The Company does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2017 and 2016:

	Authorized		Outstanding
	December 31,		December 31,
	2017	2016	2017	2016

Shares of NIS 0.04 par value:

Ordinary shares	200,000,000	200,000,000	34,338,960	34,321,573

b.	Ordinary shares-ordinary shares confer on their holders voting rights and the right to receive dividends.

c.	Dividends:

The Company paid dividends in the amount of $20,025 in 2014, out of non-tax exempt profit under the Approved Enterprise or beneficiary enterprise. See also Note 16.

d.	Repurchase of shares:

On February 9, 2016 the Company’s Board of Directors approved a share repurchase plan authorizing the repurchase of up to $40,000 of the Company’s outstanding ordinary shares which was complete on August 3, 2016. Following the authorization the Company repurchased 1,103,096 ordinary shares at an average price of $35.74 per share (excluding broker and transaction fees). The Company recorded shares repurchased at cost as part of its equity statement.

e.	Compensation plan:

On January 1, 2011, the Board of Directors adopted the Caesarstone Ltd 2011 Incentive Compensation Plan (the “Plan”) pursuant to which non-employee directors, officers, employees and consultants may receive stock options and RSUs exercisable for ordinary shares, if certain conditions are met.

In December 2015, Company's Board of Directors approved an amendment to the Plan increasing the number of ordinary shares that may be granted under such plan by 900,000 shares (from the previously 2,375,000 ordinary shares registered during 2012).

As of December 31, 2017, there were 1,209,979 options and restricted stock units (RSUs) outstanding under the Plan and 988,215 shares available or reserved for future issuance under the plan.

As of December 31, 2017, there was $7,057 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over a weighted-average period of 1.1 years.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Compensation plan (Cont.):

The following is a summary of activities relating to the Company’s stock options granted to employees under the Company’s plan during the year ended December 31, 2017:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	826,704	$37.26
Granted	549,000	30.49
Exercised	(22,000)	34.60
Forfeited	(225,000)	39.93
Outstanding - end of the year	1,128,704	$33.48	$179

Options exercisable at the end of the year	290,704	$37.38	$179
Vested and expected to vest	1,128,704	$33.48	$179

The weighted average fair value of options granted during 2017, 2016 and 2015 was $14.9, $13.2 and $12.3 per option. The intrinsic value of options exercised during 2017, 2016 and 2015 was $122, $1,761 and $6,465.

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal 2017 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2017. This amount changes based on the fair market value of the Company’s ordinary shares.

The following is a summary of activities relating to the Company’s RSUs granted to employees under the Plan during the year ended December 31, 2017:

	Number of RSUs	Weighted average fair value	Aggregate intrinsic value

Outstanding - beginning of the year	55,500	$35.16
Granted	46,000	32.13
Exercised	(13,875)	35.16
Forfeited	(6,350)	34.6
Outstanding - end of the year	81,275	$33.50	$1,787
RSUs exercisable at the end of the year	-	$-	$-
Vested and expected to vest	81,275	$33.5	$1,787

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Compensation plan (Cont.):

The awards outstanding as of December 31, 2017 have been separated into ranges of exercise price, as follows:

	Awards outstanding			Awards exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$0.01 (RSUs)	81,275	5.61	$0.01	-	-	-
$9.85	2,704	1.22	$9.85	2,704	1.22	9.85
$14.69	20,000	1.85	$14.69	20,000	1.85	14.69
$28.65-29.00	91,000	6.61	$28.76	-	-	-
$30.65-36.71	815,000	5.59	$32.56	83,000	5.59	34.77
$41.37-42.96	200,000	2.43	$41.53	185,000	2.22	41.41
	1,209,979			290,704

Compensation expenses related to options and RSUs granted were recorded in the consolidated statements of operations, as follows:

	December 31,
	2017	2016

Cost of revenues	$285	$452
Research and development expenses	162	183
Marketing and selling expenses	898	727
General and administrative expenses	3,999	2,144

Total	$5,344	$3,506

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN

The Company's controlling shareholder, Kibbutz Sdot-Yam ("the Kibbutz"), has an ownership interest in the Company of approximately 30.4%, as of December 31, 2017.

On September 5, 2016, Kibbutz Sdot-Yam entered into a term sheet with Tene Investment in Projects 2016 Limited Partnership (“Tene”), pursuant to which both the Kibbutz and Tene are deemed the Company’s controlling shareholders under the Israeli Companies Law. Pursuant to the agreement, the parties agreed, among other things, to vote at general meetings of the shareholders of the Company in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties shall vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which, Mifalei Sdot-Yam will determine the manner in which both parties shall vote if no agreement is reached. The term sheet provides for the sale of 1,000,000 ordinary shares by Kibbutz Sdot-Yam to Tene as well as a call option conferring upon Tene for a period of five years the right to purchase from Mifalei Sdot-Yam up to 2,000,000 ordinary shares (On February 20, 2018, the term of the call option was extended by an additional two year period). As a result, together with the Kibbutz, Tene beneficially owns 11,440,000 ordinary shares.

The Company is party to a series of agreements with the Kibbutz that govern different aspects of the Company's relationship and are described below.

a.	Manpower Agreement with the Kibbutz:

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

Manpower Agreement with the Kibbutz (Cont.):

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

Manpower service net fees paid were $2,896, $3,145 and $3,425 for the years ended December 31, 2017, 2016 and 2015, respectively.

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

On July 30, 2015, following the approval of the audit committee and the board, Company’s shareholders approved an amended services agreement (the “amended services agreement”) pursuant to which, Kibbutz Sdot-Yam will continue to provide various services it provides in the ordinary course of Company's business, for a period of three years commencing as of the date of approval by the shareholders. The amended services agreement grants Kibbutz Sdot-Yam a right of first refusal with respect to such services following a review procedure that the Company is entitled to conduct once a year. Under this review procedure, the Company may seek independent third-party proposals through a competitive bidding process, in order to verify that the Kibbutz’s services are provided at market terms. The amount that the Company pays to Kibbutz Sdot-Yam under the amended services agreement depends on the scope of services the Company will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from Kibbutz Sdot-Yam, considering its physical proximity to Company’s manufacturing plant in Sdot-Yam and its expertise.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
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

The Company's net service fees paid to the Kibbutz pursuant to the original and amended services agreements were $1,445 ,$ 1,413 and $ 1,806 for the years ended December 31, 2017, 2016 and 2015, respectively.

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

During January, 2018, the Kibbutz has notified the Company that it intends to increase the fees due to it, pursuant to the land lease agreement based on alleged additional buildings on the leased land and due to alleged material increase in the Kibbutz payments to the Israel Lands Administration and Caesarea Development Corporation. The Company is examining the request for renegotiation of the fees under such agreement.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
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

In addition, the Company has committed to fund the cost of construction, up to a maximum of NIS 3.3 million (approximately $950) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and its facilities, such that the entrance of the Company's facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, the Company has committed to pay NIS 200,000 (approximately $58) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment to be deducted in monthly installments over a four-year period beginning in 2013 from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to the Company's Sdot-Yam facility.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

c.	Land Use Agreement with the Kibbutz (Cont.):

Pursuant to agreement for arranging for additional accord between the Company and Kibbutz Sdot-Yam dated July 20, 2011, if the Company wishes to acquire or lease any additional lands, whether on the grounds of the Company's Bar-Lev manufacturing facility, or elsewhere in Israel, for the purpose of establishing new plants or production lines: (i) Kibbutz Sdot-Yam will purchase the land and build the required facilities’ structure on such land at its own expense in accordance with the Company's needs; (ii) the Company will perform any necessary building adjustments at the Company's expense; and (iii) Kibbutz Sdot-Yam will lease the land and the facility to the Company under a long-term lease agreement with terms to be negotiated in accordance with the then prevailing market price. In addition, under this agreement, Kibbutz Sdot-Yam has agreed not to compete with the Company as long as it holds more than 10% of the Company's shares. This agreement terminated on October 20, 2017.

Pursuant to the above agreement, the Company has entered into an agreement with Kibbutz Sdot-Yam dated August 6, 2013, under which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near the Company's Bar-Lev facility, which the Company required in connection with the construction of the fifth production line at the Company's Bar-Lev manufacturing facility,  leased it to the Company for a monthly fee of approximately NIS 70,000 (approximately $20).

Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to Company’s plans, (iii) build a warehouse according Company’s plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The finance of the building of the warehouse will be made through a loan that  will be granted by the Company to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 5.3% a year. On November 30, 2015 the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to the Company. As of December 31, 2017, the construction of the warehouse has not started yet.

Pursuant to an agreement dated January 4, 2012, for the settlement of reimbursement for building expenses incurred by the Company from January 2012, NIS 82,900 (approximately $24) and NIS 43,000 (approximately $12) will not be included in the land use fees until the year 2020 and was not included for the years until 2015, respectively.

The Company's payments pursuant to the land use agreement totaled $3,990, $3,325 and $3,564 for the years ended December 31, 2017, 2016 and 2015, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

d.	Land Purchase Agreement and Leaseback:

Pursuant to a land purchase and leaseback agreement, dated as of March 31, 2011, which became effective upon the Company’s IPO, between the Company and Kibbutz Sdot-Yam, the Company completed the selling of the rights in the lands and facilities of the Bar-Lev Industrial Center (the "Bar-Lev Grounds") to Kibbutz Sdot-Yam in consideration for NIS 43.7 million (approximately $10,900). The land purchase agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits the Company to use the Bar-Lev Grounds for a period of 10 years commencing on September 2012 that will be automatically renewed, unless the Company gives two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million (approximately $1,200) to be linked to increases in the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

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

The entire amount that was paid was accreted to the full anticipated book value of the land and building at the end of the lease term using a higher effective interest rate that will equalize the amounts paid to the full anticipated book value of the land and building at the end of the lease. As of December 31, 2017, the Company’s liability as a result of this transaction is in the amount of $9,644.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

d.	Land Purchase Agreement and Leaseback (Cont.):

The financing leaseback from related party mature as follows, as of December 31, 2017:

2018	$664
2019	703
2020	745
2021	790
2022	6,742

$9,644

The balance at December 31, 2017 and 2016, includes $539 and $628 of deferred tax assets on the Company liability and a $738 and $827 deferred tax liability on the buildings depreciation during the next years due to temporary differences between the carrying amounts of the property and the liability for financial reporting purposes and the amounts used for income tax purposes.

The Company's payments pursuant to the land purchase agreement and leaseback totaled $1,161, $1,098 and $1,092 for the years ended December 31, 2017, 2016 and 2015, respectively.

e.	Bonus paid:

During 2016, the Company recorded a compensation expense in the amount of $266 in the statements of income. Such compensation expense relates to a bonus paid by the Kibbutz to Company's employees.

f.	Details on transactions and balances with related parties and other loan

1.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz). The following table summarizes such transactions:

	Year ended December 31,
	2017	2016	2015
Cost of revenues	$6,936	$6,004	$7,638
Research and development	$179	$176	$180
Selling and marketing	$776	$855	$691
General and administrative	$1,654	$1,683	$1,828
Finance expenses, net	$564	$569	$597

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

f.	Details on transactions and balances with related parties and other loan (Cont.):

2.	Balances with related party and other loan:

	December 31,
	2017	2016

Related party and other loan (1,2)	$3,463	$3,099
Long-term loan and financing leaseback from a related party (2)	$8,336	$8,070

(1)
On January 17, 2011 a loan of 4 million Canadian dollars was made to Caesarstone Canada Inc. by its shareholders, CIOT and the Company, on a pro rata basis. The loan bears interest until repayment at a per annum rate equal to Bank of Canada's prime business rate plus 0.25%. The interest accrued on the loan is payable on a quarterly basis. As of December 31, 2017 the loan was classified to Related party and other loan balance.

(2)
In September, 2012, a financing leaseback of $10,900 related to Bar-Lev transaction was granted to the Company by Kibbutz Sdot-Yam. The financing leaseback bears interest until repayment at a per annum rate equal to 6.09% and is subject to adjustment for increases in the Israeli consumer price index.

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

The following table presents total revenues for the years ended December 31, 2017, 2016 and 2015, respectively:

	Year ended December 31,
	2017	2016	2015

USA	$245,361	$222,597	$223,341
Australia (including New Zealand)	137,559	130,910	110,290
Canada	97,838	85,740	70,739
Israel	44,489	42,545	39,645
Europe	28,679	25,606	23,949
Rest of World	34,221	31,145	31,551

	$588,147	$538,543	$499,515

For the year ended December 31, 2017 the Company had one customer accounted for approximately 11% of its revenues. No customer represented 10% or more of the Company’s revenues for the years ended December 31, 2016 and 2015.

b.	The following table presents total long-lived assets as of December 31, 2017 and 2016:

	December 31,
	2017	2016

Israel	$90,811	$90,924
Australia	1,974	1,971
USA	121,515	128,099
Canada	1,394	1,660
Rest of World	959	164

	$216,653	$222,818

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.	Finance expense, net:

	Year ended December 31,
	2017	2016	2015

Finance expenses:

Interest in respect of short-term loans and bank fees	3,518	3,285	2,792
Interest in respect of loans to related parties	608	610	640
Changes in derivatives fair value	2,237	-	-
Foreign exchange transactions losses	2,752	970	2,972

	9,115	4,865	6,404
Finance income:

Changes in derivatives fair value	-	1,395	1,060
Interest in respect of cash and cash equivalent and short-term bank deposits	1,035	152	77
Foreign exchange transactions gains	2,497	-	2,182

	3,532	1,547	3,319

Finance expenses, net	$5,583	$3,318	$3,085

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:
	Year ended December 31,
	2017	2016	2015
Net income attributable to controlling interest, as reported	$26,202	$74,596	$77,766
Adjustment to redemption value of non-controlling interest	(1,137)	(2,248)	-
Numerator for basic and diluted net income per share	$25,065	$72,348	$77,766

CAESARSTONE LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

b.	Net earnings per share (Cont.):

Denominator:

	Year ended December 31,
	2017	2016	2015

Denominator for basic income per share	34,334	34,706	35,253
Effect of dilutive stock based awards	52	58	211

Denominator for diluted income per share	34,386	34,764	35,464

Earnings Per Share:

	Year ended December 31,
	2017	2016	2015

Basic earnings per share	$0.73	$2.08	$2.21
Diluted earnings per share	$0.73	$2.08	$2.19

NOTE 16:-	SUBSEQUENT EVENTS

On February 7, 2018, the Company declared a special cash dividend of $0.29 per ordinary share to be paid to shareholders of record as of February 21, 2018, payable on March 14, 2018. The dividend payment is subject to withholding tax of 20%.

The Company also adopted a dividend policy pursuant to which it intends to pay a quarterly cash dividend in the range of $0.10-$0.15 per share up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to approval by its board of directors.

Collins Square, Tower 1
727 Collins Street
Docklands Victoria  3008

Correspondence to:
GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
 Caesarstone Australia Pty Ltd

Opinion on the financial statements

We have audited the accompanying balance sheets of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2017 and 2016, the related statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”) (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 12, 2018 expressed an unqualified opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Grant Thornton Audit Pty Ltd ACN 130 913 594
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2008.

Melbourne, Victoria
March 12, 2018

Collins Square, Tower 1
727 Collins Street
Docklands Victoria  3008

Correspondence to:
GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
 Caesarstone Australia Pty Ltd

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2017, and our report dated March 12, 2018 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Grant Thornton Audit Pty Ltd ACN 130 913 594
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

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

/s/ GRANT THORNTON AUDIT PTY LTD

Melbourne, Victoria
March 12, 2018