Form 20-F
period 2018-12-31
Caesarstone Ltd.
filed 2019-03-14
CIK 1504379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Yuval Dagim
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018: 34,363,211 ordinary shares, NIS 0.04 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (section 229.405 of this chapter), and (2) has been subject to such filing requirements for the past 90 days:

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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2018 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.748, the representative exchange rate published by the Bank of Israel as of December 31, 2018.

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

Unless otherwise noted in this annual report, Freedonia Custom Research, Inc. (“Freedonia”) is the source for third-party industry data and forecasts. The Freedonia report, dated February 20, 2017 (“Freedonia Report”), represents data, research opinion or viewpoints developed independently on our behalf and does not constitute a specific guide to action. The Freedonia Report includes figures related to global countertop demand in total, by region and by material that are different from figures included in the previous custom reports provided to us by Freedonia for the years ended 2010, 2012 and 2014. Specifically, the 2017 Freedonia Report contains higher quartz global penetration and lower laminate share for each of those years. The 2017 Freedonia Report also indicates that Asia demand increased and Europe demand decreased relative to previous custom reports. Quartz penetration in each of our four main markets (and our market share in those markets, accordingly) remained the same as published in previous years. In preparing the report, Freedonia used various sources, including publicly available third-party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products, and government and trade associations. Growth rates in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions and forecasts expressed in the Freedonia Report are subject to change by Freedonia without notice.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements may be found in several sections of this annual report, including, but not limited to “ITEM 3: Key Information—Risk Factors,” “ITEM 4: Information on Caesarstone,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company considerations.” These statements include, but are not limited to, statements regarding:

•	our ability to respond to new market developments;
•	our intent to penetrate further our existing markets and penetrate new markets;
•	our belief in the sufficiency of our cash flows to meet our needs for the next year;
•	our plans to invest in developing, manufacturing and offering innovative products;
•	our ability to effectively utilize our production lines and to source products from third parties;
•	our plans to promote and strengthen our brand internationally;
•	our plans to invest in research and development for the development of new products;
•	our ability to effectively promote the increase of quartz penetration in our existing markets and new markets to generate growth;
•	our ability to successfully compete with other quartz surfaces manufacturers, suppliers and distributors, and with suppliers and distributors of other materials used in countertops;
•	our ability to acquire third-party distributors, manufacturers of quartz surfaces products or other products and services;
•	our plans to continue to expand our international presence;
•	our expectations regarding future prices of quartz, polyester and pigments;
•	future foreign exchange rates, particularly the NIS, Australian dollar, Canadian dollar and the euro;
•	our expectations regarding our future product mix;
•	our expectations regarding the outcome of litigation or other legal proceedings in which we are involved, and our ability to use our insurance policy to cover damages;
•
our expectations regarding the consequences from the introduction, termination, modification, or renegotiation of international trade agreements or treaties or the imposition of countervailing measures or antidumping duties or similar tariffs;

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

TABLE OF CONTENTS

PART I		1
ITEM 1: Identity of Directors, Senior Management and Advisers		1
ITEM 2: Offer Statistics and Expected Timetable		1
ITEM 3: Key Information		1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	5
C.	Reasons for the Offer and Use of Proceeds	5
D.	Risk Factors	6
ITEM 4: Information on Caesarstone		31
A.	History and Development of Caesarstone	31
B.	Business Overview	32
C.	Organizational Structure	40
D.	Property, Plants and Equipment	41
ITEM 4A: Unresolved Staff Comments		42
ITEM 5: Operating and Financial Review and Prospects		42
A.	Operating Results	42
B.	Liquidity and Capital Resources	57
C.	Research and Development, Patents and Licenses	59
D.	Trend Information	59
E.	Off-Balance Sheet Arrangements	60
F.	Contractual Obligations	60
ITEM 6: Directors, Senior Management and Employees		61
A.	Directors and Senior Management	61
B.	Compensation of Officers and Directors	65
C.	Board Practices	70
D.	Employees	84
E.	Share Ownership	85
ITEM 7: Major Shareholders and Related Party Transactions		85
A.	Major Shareholders	88
B.	Related Party Transactions	94
C.	Interests of Experts and Counsel	94
ITEM 8: Financial Information		94
A.	Consolidated Financial Statements and Other Financial Information	94
B.	Significant Changes	98
ITEM 9: The Offer and Listing		98
A.	Offer and Listing Details	98
B.	Plan of Distribution	98
C.	Markets	98
D.	Selling Shareholders	98
E.	Dilution	98
F.	Expenses of the Issue	98
ITEM 10: Additional Information		98
A.	Share Capital	98
B.	Memorandum of Association and Articles of Association	98
C.	Material Contracts	103
D.	Exchange Controls	103
E.	Taxation	103
F.	Dividends and Paying Agents	113
G.	Statements by Experts	113
H.	Documents on Display	113
I.	Subsidiary Information	113
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk		113
ITEM 12: Description of Securities Other Than Equity Securities		115

v

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report. The consolidated income statement data for the years ended December 31, 2018, 2017 and 2016 and the consolidated balance sheet data as of December 31, 2018 and 2017 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated income statement data for the years ended December 31, 2015 and 2014 and the consolidated balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements which are not included in this annual report. The information presented below under the caption “Other Financial Data” and “Dividends declared per share” contains information that is not derived from our financial statements.

	2018	2017	2016	2015	2014

Consolidated Income Statement Data:
Revenues	$575,871	$588,147	$538,543	$499,515	$447,402
Cost of revenues	412,457	390,924	326,057	299,290	257,751
Gross profit	163,414	197,223	212,486	200,225	189,651
Operating expenses:
Research and development	3,635	4,164	3,290	3,052	2,628
Marketing and selling	74,786	81,789	70,343	59,521	55,870
General and administrative	43,323	45,930	40,181	36,612	36,111
Legal settlements and loss contingencies, net	8,903	24,797	5,868	4,654	-
Total operating expenses	130,647	156,680	119,682	103,839	94,609
Operating income	32,767	40,543	92,804	96,386	95,042
Finance expenses, net	3,639	5,583	3,318	3,085	1,045
Income before taxes on income	29,128	34,960	89,486	93,301	93,997
Taxes on income	4,560	7,402	13,003	13,843	13,738
Net income	$24,568	$27,558	$76,483	$79,458	$80,259
Net income attributable to non-controlling interest	163	1,356	1,887	1,692	1,820
Net income attributable to controlling interest	24,405	26,202	74,596	77,766	78,439
Basic net income per ordinary share*	0.72	0.73	2.08	2.21	2.25
Diluted net income per ordinary share*	0.72	0.73	2.08	2.19	2.22
Weighted average number of ordinary shares used in computing basic income per share	34,358	34,334	34,706	35,253	34,932
Weighted average number of ordinary shares used in computing diluted income per share.	34,409	34,386	34,764	35,464	35,394
Dividends declared per share	$—	$—	$—	$—	$0.57

	2018	2017	2016	2015	2014

Consolidated Balance Sheet Data:
Cash, cash equivalents and short term bank deposits	$93,562	$138,707	$106,270	$62,807	$54,327
Working capital (1)	238,823	250,510	216,963	168,841	124,306
Total assets	616,922	652,987	584,700	529,742	439,000
Total liabilities	150,421	166,611	134,108	120,680	109,274
Redeemable non-controlling interest	-	16,481	12,939	8,841	8,715
Shareholders’ equity	466,501	469,895	437,653	400,221	321,011

	2018	2017	2016	2015	2014

Other Financial Data:
Adjusted Gross profit (2)	$165,518	$197,223	$212,486	$200,225	$189,651
Adjusted EBITDA (2)	75,206	100,429	130,260	125,667	116,553
Adjusted net income attributable to controlling interest (2)	36,085	49,819	81,184	83,682	82,498
Capital expenditures	20,962	22,675	22,943	76,495	86,373
Depreciation and amortization	28,591	29,926	28,254	22,334	17,176

* See also note 15 to our financial statements included elsewhere in this report.

(1)	Working capital is defined as total current assets minus total current liabilities.
(2)
The tables below reconcile gross profit to adjusted gross profit, net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the periods presented and are unaudited.

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

Our non-GAAP financial measures, adjusted gross profit, adjusted EBITDA and adjusted net income attributable to controlling interest, have no standardized meaning and accordingly have limitations in their usefulness to investors. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with similar measures used by other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management and our board assesses our performance. The limitations of these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without reflecting all events during a period and may not provide a comparable view of our performance to other companies in our industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

In arriving at our presentation of non-GAAP financial measures, we exclude items that either have a non-recurring impact on our income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude share-based compensation expenses to facilitate a better understanding of our operating performance, since these expenses are non-cash and accordingly we believe do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements (both gain or loss) and loss contingencies, due to the difficulty in predicting future events, their timing and size;

•	material items related to business combination activities important to understanding our ongoing performance;

•	excess cost of acquired inventory;

•	expenses related to our share based compensation;

•	significant one-time offering costs;

•	significant one-time non-recurring items (both gain or loss)

•	material tax and other awards or settlements, both amounts paid and received; and

•	tax effects of the foregoing items.

	2018	2017	2016	2015	2014

Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$163,414	$197,223	212,486	$200,225	$189,651
Non-recurring import related expenses	2,104	-	-	-	-
Adjusted Gross profit	$165,518	$197,223	212,486	$200,225	$189,651

	2018	2017	2016	2015	2014

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$24,568	$27,558	$76,483	$79,458	$80,259
Finance expenses, net	3,639	5,583	3,318	3,085	1,045
Taxes on income	4,560	7,402	13,003	13,843	13,738
Depreciation and amortization	28,591	29,926	28,254	22,334	17,176
Legal settlements and loss contingencies, net (a)	8,903	24,797	5,868	4,654	—
Compensation paid by a shareholder (b)	—	—	266	—	—
Excess cost of acquired inventory(c)	—	—	—		231
Share-based compensation expense(d)	1,684	5,277	3,068	2,293	2,642
Follow–on expenses (e)	—	—	—	—	657
Provision for employee fringe benefits (f)	—	(114)	—	—	939
Settlement with tax authorities (g)	—	—	—	—	(134)
Non-recurring items (h)	3,261	—	—	—	—
Adjusted EBITDA	$75,206	$100,429	$130,260	$125,667	$116,553

(a)
Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims. In 2017, this also includes Kfar Giladi arbitration results.

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

(e)	In 2014, follow-on expenses consist of direct expenses related to a follow-on offering that closed in June 2014.
(f)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the Israeli National Insurance Institute (“NII”).
(g)	Relates to a refund of Israeli value added tax (“VAT”) associated with a bad debt from 2007.
(h)	Relates mainly to non-recurring import related expenses and relocation expenses of Caesarstone USA headquarters (the Company's subsidiary).

	2018	2017	2016	2015	2014

Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$24,405	$26,202	$74,596	$77,766	$78,439
Legal settlements and loss contingencies, net (a)	8,903	24,797	5,868	4,654	—
Compensation paid by a shareholder (b)	—	—	266	—	—
Excess cost of acquired inventory(c)	—	—	—	—	231
Follow-on expenses(d)	—	—	—	—	657
Share-based compensation expense(e)	1,684	5,277	3,068	2,293	2,642
Provision for employee fringe benefits (f)	—	(114)	—	—	939
Settlement with tax authorities (g)	—	—	—	—	(134)
Tax adjustment (h)	—	—	(1,158)	—	342
Non-recurring items (i)	3,261	—	—	—	—
Total adjustments before tax	13,848	29,960	8,044	6,947	4,677
Less tax on above adjustments	2,168	6,343	1,456	1,031	618
Total adjustments after tax	$11,680	23,617	6,588	5,916	4,059
Adjusted net income attributable to controlling interest	$36,085	$49,819	$81,184	$83,682	$82,498

(a)
Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims. In 2017, this also includes Kfar Giladi arbitration results.

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

(d)	In 2014, follow-on expenses consist of direct expenses related to a follow-on offering that closed in June 2014.
(e)
Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors, as well as phantom awards and related payroll expenses as a result of exercises.

(f)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the NII.
(g)	Relates to a refund of Israeli VAT associated with a bad debt from 2007.
(h)	Relates to an adjustment in taxes as a result of a tax settlement we reached with Israeli tax authorities.
(i)	Relates mainly to non-recurring import related expenses and relocation expenses of Caesarstone USA headquarters (the Company's subsidiary).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending. We believe that in each of our key existing markets, the United States, Australia (unless stated otherwise, reference to Australia in this report includes Australia and New Zealand), Canada and Israel, we estimate that approximately 60% to 70% of our business is generated from home renovation and remodeling and approximately 25% to 35% is driven by new residential construction. Our products are also used in commercial applications. As a result, our business is mainly affected by trends in the home renovation and remodeling and new residential construction sectors. Spending on home renovation and remodeling and new residential construction depends significantly on the availability of consumer credit, as well as other factors such as interest rates, consumer confidence, government programs and unemployment. Such factors also affect spending on commercial projects. Any of these factors could result in a tightening of lending standards by financial institutions and reduce the ability of consumers to finance renovation and remodeling expenditures or home purchases. Consumers’ ability to access financing varies across our operating markets. If the housing market is negatively impacted as a result of an economic downturn or if other significant economic negative trends occur, we may be unable to grow or sustain our business and our revenues and net income may be materially and adversely affected.

We face intense competitive pressures from manufacturers of quartz or other surface materials, which could materially and adversely affect our results of operations and financial condition.

Our quartz surface products compete with a number of surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel, wood, ceramic and other quartz surfaces. We compete with manufacturers of these surface materials and with manufacturers of quartz surfaces with respect to a range of factors. These factors include, among other things, brand awareness and brand position, product quality, product differentiation, design and breadth of product offerings, slab dimensions, new product development and time to market, technological innovation, popular home interior design trends, pricing, availability of inventory on demand, distribution coverage, customer service and versatility in products portfolio.

Since we seek to position our products as a premium alternative to other surface materials, including other quartz surfaces, the perception among end-consumers and other stakeholders of our products is a key competitive differentiator. If we are unable to anticipate or react quickly to changes in consumer preference in these areas, we may lose market share and our results of operations may suffer. If consumer preference shifts away from quartz to other materials, or away from branded quartz surfaces, our market share may be reduced and our financial results may be materially and adversely impacted.

Competition increases with increased global production capacity by new and existing competitors. Such competitive pressures may be further increased by market consolidation. Should our competitors be able to produce products more efficiently at lower prices, adapt more quickly to changes in consumer preferences and demands, have a diversified product offering (in addition to quartz surfaces), or acquire complementary businesses, we may lose market share and our financial results may suffer.

Silicosis and other bodily injury claims may have a material adverse effect on our business, operating results and financial condition.

Silicosis is a potentially fatal progressive occupational lung disease and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles, while working in different occupations, including among other things, processing quartz and other materials that contain silica, can cause silicosis and other diseases.

Since 2008, we have been named, either directly or as a third party defendant, in numerous lawsuits alleging damages caused by exposure to silica dust related to our products filed by individuals (including fabricators and their employees, and our former employees), their successors, employers and the State of Israel, and subrogation claims by the National Insurance Institute of Israel (the “NII”), WorkerCover Queensland, Australia, and others. As of December 31, 2018, we were subject to pending lawsuits or had received pre-litigation demand letters related to silicosis claims with respect to 116 injured persons globally, of which 110 were in Israel. One of the injured persons filed against us a lawsuit in the Central District Court in Israel with a motion for its recognition as a class action; we recently reached a settlement agreement with the plaintiff with respect to such claim, which is currently subject to the court’s approval. Most of the claims asserted against us do not specify a total amount of damages sought and the plaintiffs’ future damages, if any, is intended to be determined at trial.

Although we intend to vigorously contest the pending claims, we cannot provide any assurance that we will be successful. As of December 31, 2018, we estimated that our total exposure with respect to all then-pending lawsuits in Israel related to 96 injured persons and the un-asserted NII claims was approximately $33.9 million (which we accrued on our balance sheet), although the actual outcome of such lawsuits may vary significantly from such estimate. The number of injured persons takes into account the claim filed with a motion for its recognition as a class action, and does not include pre-litigation demand letters and settled claims for which the settled amount has not been paid yet. We believe that we have $9.5 million of coverage under our product liability insurance, and accordingly, our net exposure with respect to such pending claims is estimated to be $24.4 million.

Any pending or future litigation is subject to significant uncertainty. Our estimated total net exposure with respect to pending claims is subject to change for a variety of reasons, including an unpredictable adverse development in the pending cases. We cannot estimate the number of potential claimants that may file claims against us, the jurisdictions in which such claims may be filed, who the claimants are or the nature of the claims. Consistent with the experience of other companies involved in silica-related litigation, there may be an increase in the number of asserted claims against us. In addition, punitive damages may be awarded in certain jurisdictions, even though they are rare in Israel. We may be also subject to putative class action lawsuits in the future in Israel and abroad and we cannot be certain whether such claims will succeed in being certified or on their merits.  An actual outcome which is higher than our estimate could have a material adverse effect on our financial results and cash flow.

Any uninsured damages to which we are subject in existing or future potential litigation, the cost of defending any uninsured claims, compliance costs, and the loss of business from fabricators who no longer find it practical to fabricate our products, may have a material adverse impact on our revenues and profits. Moreover, even if we are found only partially liable to a plaintiff’s damages, the plaintiff may seek to collect all his damages from us, requiring us to collect separately from our co-defendants their allocated portion of the damages and there can be no assurance that we will succeed in such collection.

As of December 31, 2018, 20 of our employees, out of which 14 are currently employed in our plants in Israel, have been banned by occupational physicians from working in a workplace with dust due to diagnose or suspected diagnose of silicosis or other lung diseases, and any expenses not covered by the National Insurance Institute of Israel which we may incur in this respect are not covered by our employer liability insurance. In addition, two former employees filed lawsuits against us.

We currently have limited product liability insurance policies which apply to us and our subsidiaries and cover claims related to bodily injuries though in most cases these policies exclude damages caused by exposure to hazardous dust. In recent years, we have been able to obtain such insurance only on less favorable terms than previously. If we are unable to renew our product liability insurances at all or in part, if we cannot obtain insurance on as favorable terms as previously, or if our insurance is terminated early, decreased, provides inadequate coverage or if we are subject to silicosis-related claims excluded by our product liability insurance policy or by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance. Such events might have a material adverse effect on our business and results of operations. Our product liability insurer notified us that it denied the insurance coverage with respect to some or all of the damages sought in the putative class action lawsuit. We plan to begin a mediation process with our insurer in which we intend to vigorously contest such denial. As of December 31, 2018, our insurance receivables totaled $9.5 million. Although we believe that it is probable that such receivables will be paid to us when such payments are due, if our insurers become insolvent in the future or for other reason do not pay such amounts in full or on a timely basis, such failure could have a material adverse effect on our financial results and cash flow. See also Note 10 to our financial statements included elsewhere in this report. For more information, see “ITEM 8.A: Financial Information—Legal Proceedings—Claims related to alleged silicosis injuries.

In addition, growing media coverage regarding the hazards associated with exposure to silica dust in the engineered quartz surfaces may adversely affect consumer preferences toward our products, damage our brand and reputation and lead to loss of sales and a material adverse effect to our revenues and financial results. Increased media focus may also trigger greater regulatory scrutiny and action, which may increase our costs of compliance therewith, and lead to greater propensity for litigation against us.

Any of the risks described above relating to claims regarding silicosis and other bodily injury claims may have a material adverse effect on our business, operating results and financial condition. For more information, see “ITEM 8.A: Financial Information— Legal Proceedings—Claims related to alleged silicosis injuries.”  See also Note 10 to the financial statements included elsewhere in this report.

Regulatory requirements and any changes thereto relating to hazards associated with exposure to silica dust in stone and engineered quartz surfaces may adversely and materially affect our business.

During recent years, after identifying exposure to silica in the engineered quartz and stone countertop industry as a health hazard to workers involved in manufacturing, cutting, fabricating, finishing and installing quartz and stone countertops, several local regulatory bodies have issued safety alerts and promoted new regulations.  For example, in 2015, the Israeli Ministry of Economy and Industry (“IMEI”) proposed a new law aimed at improving the health, protection and safety of persons engaged in fabrication of engineered quartz surfaces by imposing, among other things, obligations to obtain permits for operating a fabrication business. Contemplated and current initiatives by regulatory authorities in Queensland and New-South Wales in Australia and by the U.S. Occupational Safety and Health Administration pertain mainly to the safety measures to be applied and the permissible level of exposure. These regulatory changes may improve safety, particularly in the stone countertop fabricating industry, however, these changes may also disrupt the market or impose burdens on fabricators and distributors potentially causing them to shift towards using other materials, which could materially and adversely impact our business. Further regulatory changes regarding the ability to use, process or sell stone countertops, particularly engineered quartz, and the safety measures required in such activities may materially adversely affect our business.

We may be required to incur additional expenses associated with exposure to silica dust in the engineered quartz surfaces industry to enhance our compliance with current and future laws, regulations or standards. Failure to comply with existing regulatory requirements or any changes thereto may expose us to regulatory actions (as detailed below in “—The extent of our liability for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate and could negatively impact our financial condition and results of operations” ) as well as to lawsuits by our employees.

If we are unable to compete with lower-priced products perceived as comparable to ours, our market share may decrease and our financial results may be adversely and materially impacted.

We have invested considerable resources to position our quartz surface products as premium branded products. Due to our products’ high quality and positioning, we generally set our prices—especially for our differentiated products—at a higher level than alternate surfaces and quartz surfaces provided by other manufacturers. Manufacturers located in the Asia-Pacific region (predominantly China) and in Eastern Europe are able to produce quartz surface products at a lower cost, including quartz surface products which imitate our products and designs.

Even if we seek to lower the price of our products we may be unable to do so due to costs entailed with producing at our facilities, such as compliance with environmental health and safety standards, labor, energy and raw material costs.

If the amounts of these low-priced imports increase, our sales could decline. In addition, sales of these low-priced imports may negatively impact our pricing. In April 2018, antidumping and countervailing duty (“AD/CVD”) petitions were filed with the U.S. Department of Commerce (“DOC”) and the International Trade Commission (“ITC”). The petitions, which were filed by a U.S. manufacturer, allege that the increase in Chinese imports has injured the U.S. domestic quartz industry and threatens further damage if duties to offset China’s unfair trade practices are not imposed. In June 2018, the ITC made a preliminary finding that imports from China were causing injury to the U.S. industry. Following antidumping and countervailing duty investigations, the DOC announced preliminary determinations that imports of quartz surface products from China are being dumped into the U.S. and unfairly subsidized. As a result of these preliminary determinations, U.S. Customs and Border Protection is currently collecting antidumping and countervailing duty deposits on imports of quartz surface products from China. Final decisions in the DOC and ITC investigations are expected in the first half of 2019.

If the DOC and the ITC make final affirmative determinations in their investigations, AD/CVD orders will be imposed on Chinese imports into the United States. The imposition of AD/CVD orders may lead Chinese exporters to redirect their products into other markets in which we operate (including markets in which we hold a higher market share than in the U.S.) thereby adversely impacting our operations and financial results. In addition, in preparation for the preliminary determinations of Commerce and the ITC, imports of lower priced Chinese products into the U.S. have increased significantly in the months prior to the announcement of the preliminary determination and the large buildup of inventory will continue to compete with our products in the near future. Finally, any duties and tariffs imposed by the U.S. or other regulators may not succeed in solving the injury caused to the quartz industry by such imports. Chinese exporters may shift their focus to other, competing materials, increasing competitive pressures and lowering demand for our products. In addition, imposition of such duties and tariffs may lead consumers to prefer other low-prices products, impacting demand for our products and our revenues.  As a result, our market share may decrease and our financial results may be adversely and materially impacted.

Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets, or to sales to a major customer therein, could materially and adversely impact our results of operations and prospects.

Our sales are subject to significant geographic concentration, with four largest regions accounting for approximately 90% of revenues. In 2018, sales in the United States, Australia, Canada and Israel accounted for 41.5%, 22.8%, 17.3% and 6.9% of our revenues, respectively. Each country has different characteristics and our results of operations could be materially and adversely impacted by a range of factors, including spending on home renovation and remodeling and new residential construction in the region (as discussed above), local competitive changes, changes in consumers’ quartz surface or countertop preferences and regulatory changes that specifically impact these markets (such as imposition of antidumping and countervailing duties in the U.S. as discussed above), as well as by our performance in each of these markets. Sales in our main markets could be materially and adversely impacted by other general economic conditions, including increases in imports of cheaper quartz surfaces from Asian manufacturers into such markets, especially the United States, Australia and Canada. Stronger local currencies could make lower-priced imported goods more competitive than our products. Although we face different challenges and risks in each of the markets in which we operate, due to the existence of a high level of geographic concentration, should an adverse event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

In addition, we derived approximately 9.6% of our total revenues in 2018 from one customer, IKEA. Revenues from this significant customer may fluctuate from time to time based on the timing of its orders. The loss of or a significant decrease in business from such customer could have a material adverse effect on our revenues, results of operations and financial condition.

If we are unable to manufacture our existing products globally as planned, our results of operations and future prospects will suffer.

Difficulties with or interruptions of our manufacturing operations could delay our output of products and harm our relationships with our customers, damage our brand and reputation and have a material adverse effect on our results of operations. We currently manufacture our products at our two facilities in Israel and our facility in the U.S. In addition, we source a portion of our supply chain from original equipment manufacturers (“OEMs”). We cannot assure you that we will be able to successfully manage manufacturing facilities in a timely or profitable manner. Moreover, if we are unable to hire, train and retain skilled employees or successfully transfer or continue to transfer our manufacturing processes in a timely and cost-effective manner, or at all, then we may experience operating disruptions and may be unable to meet demand for our products, which could have a negative impact on our business and financial results.

Specifically, since opening our facilities in the U.S. in 2015, we have experienced certain inefficiencies due to challenges related to the ramp up of the plant, such as establishing an experienced workforce, processes implementation, engineering optimization and successful transfer of know-how and other factors. Although we have improved the performance of our U.S plant, such inefficiencies led to lower than expected throughput, yield and, as a result, higher than expected manufacturing cost per square meter produced and therefore our business and financial results may be negatively impacted.

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

If we fail to effectively manage required changes in our production we may be unable to serve the market or suffer additional inefficiencies.

Our production and supply chain processes are complex and rely on our estimates and forecasts in terms of volume as well as product mix. If we fail to accurately forecast demand, it may lead to delays in the output of our products and harm our relationships with our customers, damage our brand and reputation and have a materially adverse effect on our results of operations. If we are unsuccessful in adjusting our manufacturing operations to changes in the demand for our products, we may be unable to grow our business and revenue, maintain our competitive position or improve our profitability.

Failure to effectively collaborate with OEM suppliers or problems inherent in the use of OEMs could materially adversely affect our competitive position or profitability.

If we have insufficient capacity to fulfill the demand for our products, or if decreased demand for our products requires optimization of our operations, we may outsource certain parts of our manufacturing. In 2018, we acquired certain slab models, generally basic colors, from third-party engineered stone manufacturers (OEMs), which we may be required to re-qualify in order to meet demand for our products. We expect to increase this activity in 2019. If we are unable to successfully manage the quality of materials from these third-party suppliers or if they delay delivery of our products, our brand and reputation could be impaired and warranty claims from end-customers could increase. Additionally, if we are unable to agree on the commercial terms with such vendors, or effectively enforce the terms of any verbal or written agreements, such manufacturers could cease manufacturing in the amounts required to meet the demand for our products, or at all. In such cases, we may need to locate and qualify alternative manufacturers, which could cause substantial delays in manufacturing, increase our costs, negatively impact the quality of our products and require us to adjust our products and our manufacturing processes. We may be unable to successfully optimize our operations and reduce costs through OEM. All of these factors could materially and adversely impact our reputation, revenues and results of operations. In addition, cooperation with third party manufacturers may require us to expose certain intellectual property relating to our products and designs, the confidentiality of which we may not be able to further control or enforce. If we experience demand for our products that exceeds our manufacturing capacity and we fail to acquire slab models from third parties, we may not have sufficient inventory to meet our customers’ demands, which would negatively impact our revenues and potentially cause us to lose market share.

Our results of operations may be materially and adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency) and other currencies in which we conduct business. In 2018, 43.0% of our revenues were denominated in U.S. dollars, 21.7% in Australian dollars, 17.3% in Canadian dollars, 6.9% in NIS, 7.2% in Euros and a smaller portion in other currencies. In 2018, the majority of our expenses were denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian and Australian dollars. As a result, weakening of the Australian and Canadian dollars and strengthening of the NIS and, to a lesser extent, strengthening of the Euro against the U.S. dollar presents a significant risk to us and may impact our business significantly.  See Item 11 below for the impact of currencies fluctuation on our operating income.  We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements; therefore, during periods of a strengthening dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

Although we currently engage in derivatives transactions, such as forward and option contracts, to minimize our currency risk, we do not hedge all of the exposure. We have been using a dynamic hedging strategy to hedge our cash flow exposures. This strategy involves consistent hedging of exchange rate risk in variable ratios ranging to up to 100% of the exposure over rolling 12 months. As of December 31, 2018, our average hedging ratio was approximately 39% out of our expected currencies exposure for 2019. Therefore, future currency exchange rate fluctuations against which we have not adequately hedged could materially and adversely affect our profitability. Moreover, our currency derivatives, except for our U.S. dollar/NIS forward contracts, are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. Our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income. See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

Changes in the prices of our raw materials have increased our costs and decreased our margins and net income in the past and may increase our costs and decrease our margins in the future.

In 2018, raw materials accounted for approximately 40% of our cost of goods sold (excluding the cost of OEM products sold, which accounted for less than 10% of our cost of goods sold). The cost of raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. Our raw materials costs are also impacted by changes in foreign currency exchange rates, mainly the euro as it relates to polyester and other raw materials purchased from Europe.

Quartz, which includes quartz, quartzite and other dry minerals and engineered materials which include high amounts of silica (together referred to in this annual report as “quartz” unless otherwise specifically stated), is the main raw material component used in our products. Quartz accounted for approximately 32% of our raw materials cost in 2018. Our cost of sales and overall results of operations may be impacted significantly by fluctuations in quartz prices. For example, if our cost of quartz were to rise by 10%, we would experience a decrease of approximately 0.9% in our gross profit margin. In particular, in 2018 average quartz cost increased by approximately 3% compared to 2017. Any future increases in quartz prices could also have a materially adverse impact on our margins and net income.

Polyester, which acts as a binding agent in our products, accounted for approximately 38% of our raw materials costs in 2018. Accordingly, our cost of sales and overall results of operations may be impacted significantly by fluctuations in polyester prices. For example, if the cost of polyester was to rise by 10%, we would experience a decrease of approximately 1.1% in our gross profit margin. The cost of polyester we incur is a function of, among other things, manufacturing capacity, demand and the price of crude oil and more specifically benzene. Our cost of polyester fluctuated significantly over the years. In particular, in 2017 average polyester cost increased by approximately 21% denominated in the purchasing currency.  We acquire polyester on a purchase order basis based on our projected needs for the subsequent one to three months. Going forward, we may experience pressure from our polyester suppliers to increase prices even during a period covered by purchase orders.

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

We have found that increases in prices may be difficult to pass on to our customers. If we are unable to pass on to our customers increases in raw materials prices, specifically in quartz, polyester and pigments, our margins and net income may be materially and adversely impacted. For cost of our raw materials in 2018 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results— Cost of revenues and gross profit margin.”

The extent of our liability for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate, and could negatively impact our financial condition and results of operations.

Our manufacturing facilities and operations in Israel and our manufacturing facility in the United States are subject to numerous Israeli and U.S. laws and regulations, and other industry standards imposed by our customers, particularly IKEA, all relating to environmental, health and safety, and other matters, such as dust, acetone and styrene control, as detailed in “ITEM 4.B: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters.” Violations of environmental, health and safety laws and regulations may lead to civil and criminal sanctions against us, our directors, officers or employees. Liability under these laws and regulations involves inherent uncertainties and, among others, in some cases may compel the installation of additional controls and subject us to substantial penalties, injunctive orders and facility shutdowns. If our operations are enjoined because of failure to comply with such regulations, it could materially adversely affect our results of operations. Violations of environmental laws could also result in obligations to investigate, make further investments in environmental protection equipment or remediate potential contamination, third-party property damage or personal injury claims resulting from potential migration of contaminants off-site. Violations of such laws and regulations may also constitute a breach of current or future commercial contracts we have with third parties and impact our cooperation with customers and suppliers. We have identified in the past and may identify in the future compliance risks related to environmental and health and safety regulation standards. Preparation and implementation of mitigation plans for such risks may take time during which we may not be in full compliance with applicable laws and standards.

In addition, the operation of our manufacturing facilities in Israel and in the United States is subject to applicable permits, standards, licenses and approvals, such as business licenses for all our facilities; wastewater discharge permits, poisons permits and fire regulation authorities approvals in Israel; and air quality permits, wastewater discharge permit and storm water pollution prevention permits in Richmond Hill. We are also seeking to obtain building permits with respect to improvements and additions made to our manufacturing facilities in Israel. For detailed information, see “ITEM 4.B: Information on Caesarstone—Business Overview—Environmental and Other Regulatory Matters”. Subject to certain terms, the business license for our Sdot-Yam plant is in effect. Recent regulatory changes require the local municipal authority to determine the license’s term, its renewal process and conditions. The business license for our Bar-Lev plant is in effect until December 31, 2019. The business license for our U.S. facility is in effect until December 31, 2019. We expect our business licenses to be extended by the municipal authorities for a specified term and we intend to seek subsequent extensions on an ongoing basis. If we are unable to obtain, extend or maintain the business license for any of our plants, we would be required to cease operations at such location, which would materially adversely affect our results of operations. Generally, failure to obtain a permit or license required for the operation of our facilities, or failure to comply with the requirements thereunder, may result in civil and criminal penalties, fines, court injunctions, imprisonment, and operations stoppages. Our ability to obtain necessary permits and approvals for our manufacturing facilities may be subject to additional costs and possible delays beyond our initial projections. In addition, to demonstrate compliance with underlying permits licenses or approvals, we are required to perform a considerable amount of monitoring, record-keeping and reporting. We may not have been, or may not be, at all times, in complete compliance with such requirements and we may incur material costs or liabilities in connection with such violations, or in connection with remediation at our sites or certain third-party manufacturing sites if we are found liable in relation thereto.

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

New environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments in Israel and in the United States could require us to make additional unforeseen expenditures. These expenditures and other costs for environmental compliance could have a material adverse effect on our business’s results of operations, financial condition and profitability. The range of reasonably possible losses from our exposure to environmental liabilities in excess of amounts accrued to date cannot be reasonably estimated at this time.

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

A key element of our strategy is to expand our sales in certain markets, such as the United States. Failure to expand such sales would have a materially adverse effect on our future growth and prospects.

A key element of our strategy is to grow our business by expanding sales of our products in certain existing markets that we believe have high growth potential, as well as in selected new markets. In particular, we intend to continue to focus our growth efforts on the United States. We estimate that the penetration of engineered quartz surfaces to the total countertops market in the United States is still relatively low. We face several challenges in generating demand for our products and brand in the United States or other markets, including driving consumers’ desire to use our quartz surfaces for their kitchen countertops and other interior settings. If the market for quartz surfaces in these regions does not develop as we expect or develops more slowly than we expect or develops more at the lower price segment, our future growth, business, prospects, financial condition and operating results will be harmed. In addition, changes in the U.S. trade environment, including imposition of import tariffs or withdrawal from or revisions to international trade policies or agreements, may affect our growth potential globally, and further impact other markets in which we operate. See “—Competition from manufacturers of lower priced products may reduce our market share, alter consumer preferences and materially and adversely affect our results of operations and financial condition”. We may also face certain challenges in supplying materials to large retailers in these regions. For more information, see “—Cooperation with large retailers could introduce uncertainty into our sales volumes, having a materially adverse effect on our financial results. Additionally, our reliance on third-party suppliers to provide installation and fabrication services to large retailers could impair our relationship with our customers, which could also materially harm our business and results of operations.” Our success will depend, in large part, upon consumer acceptance and adoption of our products and brand in these markets, on the level of our execution, our go-to market strategy and its implementation and the timely availability of our products across regions, and if we do not effectively expand into these markets, there could be an adverse impact on our sales and financial condition.

Cooperation with large retailers could introduce volatility into our sales volumes, having a materially adverse effect on our financial results. Additionally, our reliance on third-party suppliers to provide installation and fabrication services to large retailers could impair our relationship with our customers, which could also materially harm our business and results of operations.

Since 2013 and 2014, we supplied our products to IKEA in the U.S. and Canada, respectively, pursuant to exclusive agreements which were in effect until the end of 2017. Our agreement with IKEA in the U.S. has been extended until December 31, 2020. We are currently in the process of formally extending our agreement with IKEA in Canada, while continuing to conduct business based on the terms of the original agreement. Pursuant to such agreements, we supply, fabricate and install countertops, primarily from our quartz surfaces, which are marketed by IKEA without a brand name. We expect that the IKEA agreements will continue to be extended and renewed beyond their current terms; however, there is no assurance that such renewal will be made on similar terms or at all. In case they are not renewed, with the cessation of our sales through IKEA U.S. and IKEA Canada, our revenue in the U.S. and Canada would significantly decrease. For more information on our sales through IKEA, see “ITEM 5: Operating and Financial Review and Prospects.”

Our sales to any retailers, including IKEA, may be affected, among other things, by their sales and promotional events, the timing and scope and terms of which is determined exclusively by the retailers and can impact our sales volume. Accordingly, our sales through IKEA in the U.S. and Canada have been, and may continue to be, volatile, and we may not be able to maintain or increase such sales or to maintain its current profitability level.

We have entered into arrangements with third parties for the supply of fabrication and installation services to IKEA and we may enter into such agreements with other third parties, in addition to or in lieu of the existing ones. The success of these third-party relationships may impact our supply of countertops, inventory levels, quality and service level standards and ability to manage the installation and fabrication of countertops to meet customers’ demands and at reasonable prices. If we are unable to successfully manage the installation and fabrication services performed for us by these third-party fabricators and installers, we may experience relatively high waste of our products used by fabricators for such works, and complaints from end-consumers with respect to supply time, quality and service level of the fabrication and installation, including defects and damages. Such risks could expose us to warranty-related damages, which if not covered back-to-back by the fabricators engaged by us, could have a materially adverse effect on our financial results, reputation and brand position and lead to the termination of our agreements with IKEA.

We may encounter significant delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products.

Our principal raw materials are quartz, polyester and pigments. We acquire quartz from quartz manufacturers from Turkey, India, Israel and a number of European countries. We do not have long-term supply contracts with our suppliers of quartz and execute purchase orders from time to time. In 2018, approximately 65% of our quartz was imported from several suppliers in Turkey and we expect a slightly lower level in 2019 as we continue to develop additional quartz sources. We acquire polyester mainly from three suppliers, on a purchase order basis, based on our projected needs for the subsequent one to three months. Such suppliers are unwilling to agree to preset prices for periods longer than a quarter, and their prices may be volatile.  We acquire other raw materials used in our products from a limited number of suppliers on a purchase order basis.

We cannot be certain that any of our current suppliers will continue to provide us with the quantities of raw materials that we require or satisfy our anticipated specifications and quality requirements. We may also experience a shortage of such materials if, for example, demand for our products increases. For instance, in recent years, there have been significant tensions between Turkey and the State of Israel that have raised questions as to whether commercial arrangements between companies in these countries would be adversely impacted to a material extent. If tensions between Turkey and Israel worsen, our Turkish suppliers may not provide us with quartz shipments. We expect our agreements with Turkish quartz suppliers with respect to prices and quantities to remain unchanged through the end of 2019. However, if they fail to perform in accordance with these arrangements, we may not be successful in enforcing them.

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

We must manage our inventory effectively in order to meet the demand for our products. If our forecasts exceed actual demand, we could experience excess inventory, resulting in increased logistic costs. If we ultimately determine that we have excess inventory, we may have to reduce our prices and write-down inventory which could have an adverse effect on our business, financial condition and results of operations. If we have insufficient inventory levels, we may not be able to respond to the market demand for our products, resulting in reduced sales and market share.

We may pursue a wider product offering, including introducing new products and materials, which may be unsuccessful, and may divert management’s attention and negatively affect our margins and results of operations.

Our competitive advantage is due, in part, to our ability to develop and introduce innovative new and improved products and to strengthen our brand. To maintain such advantage, we may introduce new surface materials, introduce quartz surfaces designated for certain market segments under Caesarstone or another brand, and diversify our existing products offering through complementary products. Introducing new products involves uncertainties, such as predicting changing consumer preferences, developing, manufacturing, marketing and selling new technologies, products and materials, and entering into new market segments. Even if we decide to introduce new products and enter new markets, whether through cooperation with third party manufacturers or manufacturing at our own facilities, we may not be successful in capturing the market share dominated by competitors in this area, offer innovative alternatives ahead of the competition or maintain the strength of our brand. Such new initiatives may require increased time and resources from our management, result in higher than expected expenses and have a material adverse effect on our margins and results of operation.

Our operating results may suffer due to our failure to manage our international operations effectively or due to regulatory changes in international jurisdictions where we operate.

Our products are sold in approximately 45 countries throughout the world, our raw materials, equipment and machinery are acquired in different countries, our products are manufactured in Israel and the United States and our global management operates from Israel. We are therefore subject to risks associated with having international operations and expanding globally. Accordingly, our sales, purchases and operations are subject to risks and uncertainties, including:

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

•
negative or unforeseen consequences resulting from the introduction, termination, modification, or renegotiation of international trade agreements or treaties or the imposition of countervailing measures or antidumping duties or similar tariffs;

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

Tariffs, taxes or other trade barriers could require us to change manufacturing sources, reduce prices, increase spending on marketing or product development, withdraw from or not enter certain markets or otherwise take actions that could be adverse to us.  For example, in the United States, the Trump administration has imposed tariffs on imports from China, Mexico, Canada and other countries, and has expressed support for greater restrictions on free trade and increase tariffs on goods imported into the United States. Changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our sales in the U.S. A prolonged government shutdown in the U.S. may hinder the growth of the U.S. economy, thus negatively affecting our business. For more information, see “—We may have exposure to greater-than-anticipated tax liabilities” and “—Competition from manufacturers of lower priced products may reduce our market share, alter consumer preferences and materially and adversely affect our results of operations and financial condition”.  In the U.K., “Brexit,” the referendum in which voters approved an exit from the European Union (“E.U.”), could lead to legal uncertainty and potentially divergent national laws and regulations which could adversely affect our business and financial condition.

The regulatory framework for privacy and data security issues worldwide is currently in flux and is likely to remain so for the foreseeable future. For example, the E.U.’s new General Data Protection Regulation which entered into effect in May 2018 resulted in more stringent requirements for data processors and controllers, including substantially higher penalties for failure to comply. A failure by us or a third-party contractor providing services to us to comply with applicable privacy and data security laws and regulations may result in sanctions, statutory or contractual damages or litigation.

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

We believe that our trademarks (registered and unregistered) are important to our brand, success and competitive position. We anticipate that, as the quartz surface market becomes increasingly competitive, maintaining and enhancing our brand, proprietary technology and other intellectual property may become more important, difficult and expensive. In the past, some of our trademark applications for certain classes of applications of our products have been rejected or opposed in certain markets and may be rejected for certain application classes in the future, in all or parts of our markets, including without limitation, for flooring and wall cladding. We have in the past, are currently, and may in the future be, subject to opposition proceedings with respect to applications for registration of our intellectual property, such as our trademarks, including Caesarstone®. These barriers to registering our brand names and trademarks in various countries and applications may restrict our ability to promote and maintain a cohesive brand throughout our key markets, which could materially harm our competitive position and materially and adversely impact our results of operations. Additionally, if we are unsuccessful in challenging a third party’s products on the basis of trademark infringement, continued sales of such products could materially and adversely affect our sales and our brand and result in the shift of consumer preference away from our products.

There can be no assurance that new or pending patent applications for our technologies and products will be approved in a timely manner or at all, or that, if granted, such patents will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we have chosen and may further choose not to pursue patents for innovations that are material to our business.

Despite our efforts to execute confidentiality agreements with our consultants, suppliers, customers, employees and managers, our know-how and trade secrets could be disclosed to third parties, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets, as well as related intellectual property protections in certain cases.

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

As of March 5, 2019, Kibbutz Sdot-Yam (the “Kibbutz”), together with Tene Investment in Projects 2016 Limited Partnership (“Tene”), being parties to a voting agreement, beneficially owned 40.4% of our shares. Both the Kibbutz and Tene are deemed our controlling shareholders under the Israeli Companies Law. The Kibbutz and Tene also agreed to use their best efforts to prevent any dilutive transactions that would reduce the Kibbutz’s holdings in us below 26% on a fully diluted basis and to cause that at least four directors on behalf of the parties are elected to our board of directors. For more information, see “ITEM 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” One member of our board of directors and a number of our key employees are members of the Kibbutz. Certain of these individuals also serve in different positions in the Kibbutz, including business manager of the Kibbutz. Such individuals have fiduciary duties to both us and Kibbutz Sdot-Yam. As a result, our directors and executive officers who are members of the Kibbutz may have real or apparent conflicts of interest on matters affecting both us and the Kibbutz and, in some circumstances, such individuals may have interests adverse to us. For example, in the annual general meeting of our shareholders held in December 2015, the Kibbutz opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees identified by the Kibbutz as independent. In addition, two members of our board of directors, including the chairman of the board of directors, also serve as partners in Tene. Since these individuals have fiduciary duties to both us and Tene, there may be real or apparent conflicts of interest in this respect as well.  See “ITEM 6.A: Directors, Senior Management and Employees—Directors and Senior Management.”

We have experienced quarterly fluctuations in revenues and net income as a result of seasonal factors and building construction cycles, which are hard to predict with certainty.

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. In 2018, the second and third quarters of the year exhibit higher sales volumes than first and fourth quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere when the weather is more favorable for new construction and renovation projects, as well as due to efforts to complete such projects before the beginning of the new school year. Conversely, the first and fourth quarters are impacted by a slowdown in new construction and renovation projects during the winter months as a result of adverse weather conditions in the northern hemisphere, and, depending on the date of the spring and winter holiday in Israel in a particular year, sales in Israel might be impacted due to such holiday. Similarly, sales during the first quarter in Australia are negatively impacted by fewer construction and renovation projects due to public holidays. In the second and third quarter of 2018, we generated 9.7% and 8.5% more revenue and a 120% and 92% higher adjusted EBITDA than the first quarter of 2018. Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

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

Any combination or acquisition that we effect will be accompanied by several risks, including, but not limited to:

•	the difficulty of integrating the operations and personnel of the acquired business;

•	the potential disruption of our ongoing business;

•	the potential distraction of management;

•	expenses related to the acquisition;

•	potential unknown liabilities associated with acquired businesses;

•	challenges integrating completed combinations or acquisitions in an efficient and timely manner; and

•	failure to realize the expected synergies or benefits in connection with a future combination or acquisition.

If we are not successful in completing combinations or acquisitions that we pursue in the future, we may incur substantial expenses and devote significant management time and resources without a successful result. Acquisitions which may include the expansion of our business into new products, like ceramic, and new applications, could distract the attention of management, impose high expenses and investments and expose our business to additional risks. Such acquisitions carry further risks associated with the entry into new business lines in which we do not have prior experience, and there can be no assurance that any such business expansion would be successful. In addition, future combinations or acquisitions could require the use of substantial portions of our available cash, incur significant debt that could impact the way that we run our business, or result in dilutive issuances of securities. These factors could each adversely impact our share price and, additionally, our share price may be adversely impacted if the market assesses that we overpaid for a particular acquisition.

We are subject to litigation, disputes or other proceedings, which could result in unexpected expenses and time and resources that could have a materially adverse impact on our results of operation, profit margins, financial condition and liquidity.

We are currently involved in several legal disputes, including against our former South African agent, World of Marble and Granite, and certain fabricators and their employees in Israel, Australia and Spain, as further detailed in “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” In addition, from time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including contract law, intellectual property rights, employment, product liability and warranty claims, and claims related to modification and adjustment or replacement of product surfaces sold.

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

Sales to third-party distributors accounted for 9.8% of our revenues in 2018. In our indirect markets, we depend on the success of the selling and marketing efforts of our third-party distributors, and any disruption in our distribution network could materially impair our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations. As we have limited control over these distributors, their actions could also materially harm our brand and company reputation in the marketplace.

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

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. Although we take steps designed to secure our IT infrastructure and sensitive data, we can provide no assurance that our current IT system or any updates or upgrades thereto, the current or future IT systems of our distributors or re-sellers or the IT systems of online paying agents that we use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar risks. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT systems or to manage the IT systems of third parties to accommodate these changes. We may be required to invest additional resources in compliance with applicable data protection and privacy regulations in the jurisdictions in which we operate.

We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future. Furthermore, a cyber-attack that bypasses our IT security systems or those of our distributors, re-sellers or online paying agents, causing an IT security breach, could lead to a material disruption of our information systems, the loss of business information and loss of service to our customers. There is no assurance that we will be insulated from claims relating to cyber-attacks or withstand legal challenges in relation to our agreements with third parties. Additionally, we have access to sensitive information relating to our employees as well as business partners and customers in the ordinary course of business. Any failure or perceived failure by us, or our third-party contractors on our behalf, to comply with local and foreign laws regarding privacy and data security, as well as contractual commitments in this respect, may result in governmental enforcement actions, fines, or litigation, which could have an adverse effect on our reputation and business.  If a significant data breach occurred, our reputation could be materially and adversely affected, confidence among our customers may be diminished, or we may be subject to legal claims, any of which may contribute to the loss of customers and have a material adverse effect on us. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

We may have exposure to greater-than-anticipated tax liabilities.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” in determining our accrued liability for unrecognized tax benefits, which totaled approximately $3.9 million as of December 31, 2018. See also note 11 to our financial statements included elsewhere in this report. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

In the United States, H.R. 1, originally known as the 2017 Tax Cuts and Jobs Act (the “TCJA”) made significant changes to the U.S. Internal Revenue Code, including a reduction in the federal income corporate tax rate from a top marginal rate of 35% to a flat rate of 21% and limitations on certain corporate deductions and credits. In addition, the TCJA requires complex computations to be performed that were not previously required in U.S. tax law, significant judgments to be made in interpretation of the provisions of the TCJA and significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. Finally, foreign governments may enact tax laws in response to the TCJA that could result in further changes to global taxation and materially affect our financial position and results of operations. While we have provided the effect of the TCJA in our Consolidated Financial Statements as included in Note 11 to our financial statements included elsewhere in this report, the application of accounting guidance for various items and the ultimate impact of the TCJA on our business are currently uncertain.

We are entitled to a property tax abatement (starting in the 2014 tax year) with respect to our U.S manufacturing facility and the capital investment made in such facility for ten years at 100% and an additional five years at 50% subject to our satisfaction of certain qualifying terms with respect to headcount, average salaries paid to our employees and total capital investment amount in our U.S manufacturing facility. The tax abatement is granted pursuant to bond purchase loan agreements we entered into with the Development Authority of Bryan County. If we do not meet the qualifying terms of the bond, we will bear the applicable property tax, which will be recognized in our operating costs and which would materially and adversely impact our projected margins and results of operations. See “ITEM 4.D: Information on Caesarstone- Property, Plants and Equipment.”

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

A non-U.S. corporation is considered a CFC if (i) more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, (ii) by United States shareholders who each own stock representing 10% or more of the vote or, 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholder”). Generally, 10% U.S. Shareholders of a CFC are required to include currently in gross income such 10% U.S. Shareholder’s share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and certain other new items under the TCJA.  Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

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

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess strategic, managerial, sales, marketing, operational, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. We have experienced and may continue to experience employee and management turnover. Retention of institutional knowledge and the ability to attract and retain personnel, as well as the inability to successfully build a successful onboarding our new senior management as a team comprised of several new members, are crucial for implementing our business strategy, without which our business and our future financial condition or results of operations would suffer materially and adversely. We do not carry key man insurance with respect to any of our executive officers or other employees. We cannot assure you that we will be able to retain all of our existing senior management personnel and key personnel or to attract additional qualified personnel when needed.

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

The first lease agreement between Kibbutz Sdot-Yam and the ILA has been extended through 2060. The second agreement between Kibbutz Sdot-Yam and the ILA expired in late 2009, and in February 2017, the District Court approved a settlement pursuant to which the Kibbutz and the ILA will enter into a new lease agreement for a period of 49 years, with an option to renew for additional 49 years. Based on information we received from the Kibbutz, the parties are still in the process of finalizing the terms of the lease agreement. Previous agreements between Kibbutz Sdot-Yam and the ILA with respect to this property contained restrictions with respect to the use of the property by the Kibbutz. We cannot assure you that our current use of the property and the rights granted to us by Kibbutz Sdot-Yam pursuant to the land use agreement will not provide the ILA with the right to terminate the rights of Kibbutz Sdot-Yam to the property.

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

Our Sdot-Yam facility, located in Kibbutz Sdot-Yam, is also leased from the Kibbutz, pursuant to a land use agreement effective as of March 2012 for a period of 20 years. We may not terminate the operation of either of the two production lines at our Sdot-Yam facility as long as we continue to operate production lines elsewhere in Israel. Additionally, our headquarters must remain at Kibbutz Sdot-Yam. As a result of these restrictions, our ability to reorganize our manufacturing operations and headquarters in Israel is limited.  In addition, pursuant to the land use agreement we entered into with the Kibbutz with respect to our Sdot-Yam facility, in the event of a material change in the payments made by the Kibbutz to the ILA or the Caesarea Development Corporation, as of January 1, 2018 the Kibbutz may appoint an appraiser to reassess the fees we agreed to in the land use agreements. Recently, the Kibbutz requested to increase the fees related to the land lease agreement based on alleged additional covered areas used by us on the leased land and due to alleged material increase in the Kibbutz payments to the ILA and Caesarea Development Corporation. Following the assessment of an appointed appraiser and negotiations between us and the Kibbutz, it was agreed to increase the fees under such agreement.

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

Our audit committee has determined that the terms of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, except for the manpower agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011, as it relates to office holders, and the services agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011 (as amended). See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.” Our manpower agreement (as it relates to office holders) and our services agreement, each with Kibbutz Sdot-Yam, have been reapproved by our shareholders in November 2018 under the Companies Law requirements and are subject to re-approval in 2021.

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

In February 2018, we declared the distribution of a special cash dividend in the amount of $0.29 per share, paid on March 14, 2018, subject to withholding tax of 20%. We also adopted a dividend policy pursuant to which we pay a quarterly cash dividend in the range of $0.10- $0.15 per share (subject to the applicable tax) up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to the approval of our board of directors. Payments of dividends pursuant to the dividend policy are based on the recommendation of our board of directors, after taking into account applicable legal requirements under Israeli law, the benefit of the Company and its obligations, growth plans and contractual limitations under our credit agreements, and other factors that our board of directors may deem relevant. For the second and third quarters of 2018 we distributed cash dividends in the total amount of $0.30 per share subject to withholding tax of 20%. We cannot provide assurances regarding the amount or timing of any dividend payments and may decide not to pay dividends in the future.

The price of our ordinary shares may be volatile.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including but not limited to (i) actual or anticipated fluctuations in our results of operations; (ii) variance in our financial performance from the expectations of market analysts; (iii) announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans; (iv) changes in the prices of our raw materials or the products we sell; (v) our involvement in litigation; (vi) our sale of ordinary shares or other securities in the future; (vii) market conditions in our industry; (viii) changes in key personnel; (ix) the trading volume of our ordinary shares; (x) changes in the estimation of the future size and growth rate of our markets; (xi)changes in our board of directors, including director resignations; (xii) actions of investors and shareholders, including short seller reports and proxy contests; and (xiii) general economic and market conditions unrelated to our business or performance.

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

As of March 5, 2019, Kibbutz Sdot-Yam and Tene beneficially owned 40.4% of our outstanding ordinary shares.  As a result of this concentration of share ownership and their voting agreement described above, Kibbutz Sdot-Yam and Tene are considered controlling shareholders under the Israeli Companies Law, and, acting on their own or together, will continue to have significant voting power on all matters submitted to our shareholders for approval. These matters include:

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

As of March 5, 2019, we had 34,368,511 ordinary shares outstanding. This included approximately 13,892,132 ordinary shares, or 40.4% of our outstanding ordinary shares, beneficially owned by Kibbutz Sdot-Yam and Tene, which can be resold into the public markets in accordance with the restrictions of Rule 144, including volume limitations, applicable to resales by affiliates or holders of restricted securities.

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

In addition to these registration rights, as of March 5, 2019, 1,278,104 ordinary shares were reserved for issuance under our 2011 Incentive Compensation Plan (“2011 plan”) of which options to purchase 1,167,704 ordinary shares were outstanding, with a weighted average exercise price of $22.5 per share, and 110,400 restricted stock units (“RSUs”) were outstanding. To the extent they are covered by our registration statements on Form S-8, these shares may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

Risks relating to our incorporation and location in Israel

If we fail to comply with Israeli law restrictions concerning employment of Jewish employees on Saturdays and Jewish holidays, we and our office holders may be exposed to administrative and criminal liabilities and our operational and financial results may be materially and adversely impacted.

We are subject to the Israeli Hours of Work and Rest Law, 1951 (“Rest Law”), which imposes certain restriction on the employment terms and conditions of our employees. Among others, the Rest Law prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the Israeli Ministry of Economy and Industry (the “IMEI”). Employment of Jewish employees on such days without a permit constitutes a violation of the Rest Law. We received a permit from the IMEI to employ Jewish employees on Saturdays and Jewish holidays in connection with most of the production machinery in our Sdot-Yam facility, effective until December 31, 2020. Currently, in our Sdot- Yam and Bar-Lev facilities, our Jewish employees do not work on Saturdays, while our non-Jewish employees are employed on such days. There is no assurance that we will be able to maintain such permit while we do not actually employ Jewish employees on Saturdays, or, if cancelled by the IMEI, that we will be able to obtain such permit in the future.

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

Our facilities are in range of rockets that may be fired from Lebanon, Syria or the Gaza Strip into Israel. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to deliver products to customers could be materially and adversely affected. Our commercial insurance in Israel does not cover losses that may occur as a result of acts of war; however, losses as a result of terrorist attacks to our facilities and disruption to the ongoing operations, are covered by our insurance for damages of up to $40 million, if such damages are not covered by the Israeli government. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained and will be adequate in the event we submit a claim. Even if insurance is maintained and adequate, we cannot assure you that it will reduce or prevent any losses that may occur as a result of such actions or will be exercised in a timely manner to meet our contractual obligations with customers and vendors.

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

In order to remain eligible for the tax benefits of an “Approved Enterprise”, a “Beneficiary Enterprise” and/or a “Preferred Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in certificates of approval issued by the Investment Center (in respect of Approved Enterprise programs), which may include, among other things, selling more than 25% of our products to markets of over 14 million residents in 2012 (such export criteria will further be increased in the future by 1.4% per annum) in a specific tax year, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, filing certain reports with the Investment Center, complying with provisions regarding intellectual property and the criteria set forth in the specific certificate of approval issued by the Investment Center or the ITA. If we do not meet these requirements, the tax benefits could be canceled and we could be required to refund any tax benefits and investment grants that we received in the past adjusted to the Israeli consumer price index and interest, or other monetary penalties. Further, in the future, these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 26.5% in 2015, 25% in 2016 and was decreased to 24% in 2017 and 23% in 2018 and thereafter.

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

Finally, in the event of a distribution of a dividend from the tax-exempt income described above, we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) in accordance with the effective corporate tax rate that would have been applied had we not relied on the exemption. In addition to the reduced tax rate, a distribution of income attributed to an “Approved Enterprise” and a “Beneficiary Enterprise” will be subject to 15% withholding tax (or a reduced rate under an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). As for a “Preferred Enterprise,” dividends are generally subject to 20% withholding tax from 2014 (or a reduced rate under an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, because we announced our election to apply the provisions of Amendment No. 68 prior to June 30, 2015, we will be entitled to distribute exempt income generated by any Approved/Beneficiary Enterprise to our Israeli corporate shareholders tax free (See “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 1959”).

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

Under the Israeli Economic Competition law (formerly, the Restrictive Trade Practices Law, 1988) (the “Israeli Antitrust Law”), a company that either supplies more than 50% of any asset or service in Israel or, in some cases, in a specific geographical area in Israel, or holds market power in a relevant market, is deemed to be a monopoly. The determination of monopoly status depends on an analysis of the relevant product or service market but it does not require a positive declaration, and the status is achieved by virtue of such market share threshold being crossed.

Depending on the analysis and the definition of the relevant product market in which we operate, we may be deemed to be a “monopoly” under Israeli law. Under the Israeli Antitrust Law, a monopoly is prohibited from participating in certain business practices, including unreasonably refusing to provide the relevant product or service, or abuse of market power by means of discriminating between similar transactions or charging what are considered to be unfair prices, and from engaging in certain other practices. Such prohibitions are designed to protect the Israeli market against unfair competition. The Israeli Competition Commissioner may determine that a company that is a monopoly has abused its position in the market and may subsequently order such company to change its conduct in matters that may materially and adversely affect the public, including imposing business restrictions on a company determined to be a monopoly and giving instructions with respect to the prices charged by the monopoly. If we are indeed deemed to be a monopoly and the Commissioner finds that we have abused our position in the market by taking anticompetitive actions and using anti-competitive practices, such as those described above, it would serve as prima facie evidence in private actions and class actions against us alleging that we have engaged in anti-competitive behavior. Furthermore, the Commissioner may order us to take or refrain from taking certain actions, which could limit our ability to freely conduct our business. To date, the Commissioner has not made any such determination. Violations of the Israeli Antitrust Law can constitute a criminal offence, may lead to civil sanctions and may expose a company to damages claims and class actions. We do not believe we are a monopoly, or that our operations constitute a violation of the provisions of the Israeli Antitrust Law even if we were found to be a monopoly under the Israeli Antitrust Law, but we cannot guarantee this to be the case.

Recently the Israeli Antitrust Law was amended, including, among other things, extending the definition of monopoly (as described above), increasing the amounts of administrative fines that can be imposed by the Competition Commissioner and exacerbating the liability of officers. Such amendments broaden the scope of the competition regulation in Israel and therefore can have a material adverse effect our business and results of operations.

Sales in Israel accounted for 6.9% of our revenues in 2018. We have a significant market position in certain jurisdictions outside of Israel and cannot assure you that we are not, or will not become, subject to the laws relating to the use of dominant product positions in particular countries, which laws could limit our business practices and our ability to consummate acquisitions.

ITEM 4: Information on Caesarstone

A.	History and Development of Caesarstone

Our History

Caesarstone Ltd. was founded in 1987 and incorporated in 1989 in the State of Israel. We are a leading manufacturer of high quality engineered quartz surfaces sold under our premium Caesarstone brand. Caesarstone is a pioneer in the engineered quartz surfaces industry. Our products consist of engineered quartz slabs that are currently sold in approximately 45 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. In 2008, 2010 and 2011, we acquired the businesses of our former Australian, Canadian, U.S. and Singaporean distributors, respectively, and established such businesses within our own subsidiaries in such countries. In 2017, we started selling our products in the U.K. directly through our U.K. subsidiary, Caesarstone (UK) Ltd. We now generate a substantial portion of our revenues in the United States, Australia and Canada from direct distribution of our products. Our products are primarily used as kitchen countertops. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications. Because of their hardness and non-porous characteristics, our products offer superior levels of scratch, stain and heat resistance, making them extremely durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our innovative design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures.

In March 2012, we listed our shares on the Nasdaq Global Select Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-143950-7. Our principal executive offices are located at Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel, and our telephone number is +972 (4) 636-4555. We have irrevocably appointed Caesarstone USA as our agent for service of process in any action against us in any United States federal or state court. The address of Caesarstone USA is 1401 W. Morehead Street, Suite 100, Charlotte, NC, 28208. For more information about us, our website is www.caesarstone.com. The information contained therein or connected thereto shall not be deemed to be incorporated by reference in this annual report.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2018, 2017 and 2016 amounted to $21.0 million, $22.7 million and $22.9 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines, and in 2014 and 2015 the construction of a new manufacturing facility with two production lines in the United States. We anticipate that our capital expenditures in 2019 will remain at the same level of the previous years.

B.            Business Overview

The global countertop industry generated approximately $95 billion in sales to end consumers in 2016 based on average installed price, which includes fabrication, installation and other related costs. Sales to end-consumers include sales to end-consumers of countertops as opposed to sales at the wholesale level from manufacturers to fabricators and distributors.

We are a leading manufacturer of high-quality engineered quartz surfaces sold under our premium Caesarstone brand. Quartz is a growing category in the countertop market and continues to take market share from other materials, such as granite, manufactured solid surfaces and laminate. Between 1999 and 2016, global engineered quartz sales to end-consumers grew at a compound annual growth rate of 17.9% compared to a 4.9% compound annual growth rate in total global countertop sales to end-consumers during the same period. In recent years, quartz penetration rate, by volume, increased in our key markets.

Our products consist of engineered quartz slabs that are currently sold in approximately 45 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. In 2011, we acquired our former U.S. distributor and now generate the substantial majority of our revenues in the United States from direct distribution of our products. Our products are primarily used as kitchen countertops in the renovation and remodeling and residential construction end markets. Other applications for engineered quartz include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications. High quality engineered quartz offers hardness, non-porous characteristics, superior scratch, stains and heat resistance levels, making it durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures.

From 2009 to 2018, our revenue grew at a compound annual growth rate of 15.1%. In 2018, we generated revenue of $575.9 million, net income attributable to controlling interest of $24.4 million, adjusted EBITDA of $75.2 million and adjusted net income attributable to controlling interest of $36.1 million. See “ITEM 3.A: Key Information—Selected Financial Data” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

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

Our product offerings consist of four collections, each of which is designed to have a distinct aesthetic appeal. We use a multi-tiered pricing model across our products and within each product collection ranging from lower price points to higher price points. Each product collection is designed, branded and marketed with the goal of reinforcing our products’ premium quality.

We introduced our original product collection, Classico, in 1987, and today, this collection still generates more revenue than our other collections. Our additional product collections, Concetto and Supernatural, are marketed as specialty high-end product collections. The Concetto product collection, launched in 2003, features engineered quartz surfaces with hand-incorporated semi-precious stones. In 2012, we launched new products under our Supernatural collection, whose design was inspired by natural stone and which are manufactured using proprietary technology. In 2018, we launched our new Metropolitan collection, inspired by the rough and unpolished textures found in industrial architecture.

We regularly introduce new colors and designs to our product collections based on consumer trends. We offer over 80 different colors, with four textures and three thicknesses generally available for each collection. In 2013, we introduced seven new colors under our Classico and Supernatural collections. In 2014, we introduced eight additional new colors under our Classico and Supernatural collections, including our Calacatta Nuvo, which is our interpretation of natural calacatta stone, and other products inspired by natural granite and marble, all of which were the result of new proprietary technologies developed by our research and development department. In 2015, we launched five new products under our Supernatural collection and four new colors under our Classico collection. In 2016, we launched two new products under our Supernatural collection and seven new products under our Classico collection. In 2017, we launched seven additional new products. In 2018, we introduced three new products and textures under our Metropolitan collection and one new product under the Supernatural collection.

In addition, in 2018 we began to offer ceramic slabs, which measure 127 inches long by 64 inches wide, with a thickness of up to 0.47 inch. These surfaces are typically comprised of clay minerals, natural minerals and chemical additives and offer non-porous characteristics as well as scratch and heat resistance. To date, revenues generated from such slabs are immaterial to our business.

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

Distribution

Our four largest markets based on sales are currently the United States, Australia (including New Zealand), Canada and Israel. In 2018, sales of our products in these markets accounted for 41.5%, 22.8%, 17.3% and 6.9% of our revenues, respectively. Total sales in these markets accounted for 88.5% of our revenues in 2018. For a breakdown of revenues by geographic market for the last three fiscal years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results.”

Direct Markets

We currently have direct sales channels in the United States, Australia, Canada, Israel, the United Kingdom and Singapore. Our direct sales channels allow us to maintain greater control over our entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers, architects and designers regarding new developments in tastes and preferences, and have greater control over inventory management. Our subsidiaries’ warehouses in each of these countries maintain inventories of our products and are connected to each subsidiary’s sales department. We supply our products primarily to fabricators, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers to use Caesarstone products for a project. In the U.S. and Canada, in certain market channels such as IKEA, we also provide, together with our products, fabrication and installation services, which we source from third party fabricators. We believe that our supply of a fabricated and installed countertop made of Caesarstone is a competitive advantage in such channels, which enables us to better control our products’ prices as well as to promote a full solution to our customers.

In Israel, where our headquarters and global operations are located, we distribute our products directly to several local distributors who in turn sell them to fabricators. This arrangement minimizes our financial exposure to end-consumers and provides us with significant depth of coverage in the Israeli market. Although we sell our products to distributors in this market, we consider this a direct market due to the warranty we provide to end-consumers, as well as our fabricator technical and health and safety instruction programs and our local sales and marketing activities. In the United States, Australia, Canada, U.K. and Singapore we have established direct distribution channels with distribution locations in major urban centers complemented by arrangements with various third parties, sub-distributors or stone suppliers in certain areas of the United States.

Since 2013 and 2014, we have provided quartz countertops to IKEA customers in the United States and Canada, respectively, which we fabricate and install. Such countertops are then marketed by IKEA without a brand name. We have engaged several third-parties fabricators to provide us with the fabrication and installation services designated for IKEA customers.

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

In most cases, we engage one distributor to serve a country or region. Today, we sell our products in over 40 countries through third-party distributors, and approximately 45 countries in total. Sales to third-party distributors accounted for 9.8% of our revenues in 2018. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, builders and contractors within their respective territory. Some of our distributors are also fabricators.

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

Sales and Marketing

Sales

We manufacture or source engineered quartz slabs based upon our rolling projections of the demand for our products.

In recent years, our sales department, responsible for our global sales to third parties, which is based in Israel, has focused on penetrating new markets, as well as further developing our key growth indirect sales markets. We intend to continue to penetrate new markets in collaboration with distributors.

We believe our products still have significant growth opportunities in the United States, Canada and Europe. For information on sales trends for the regions in which we operate, see “ITEM 5: Operating and Financial Review and Prospects – Components of statement of income”. In addition, in 2016 we established a direct sales channel in the United Kingdom and starting in January 2017 we have been selling and distributing our products in the U.K. directly through our U.K. subsidiary. We intend to continue to invest resources to further strengthen and increase our penetration in our existing markets. We are also exploring alternative sales channels and methodologies to further enhance our presence in each market.

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

The goal of our marketing activities is to drive marketing and sales efforts through our subsidiaries and our distributors, while creating demand for our products from end-consumers, fabricators, contractors, architects and designers, which we refer to as a “push-and-pull demand strategy.”  We combine both pushing our products through all levels of the product supply chain while generating demand from end-consumers as a complementary strategy.

We believe that by localizing our marketing activities, we increase the global exposure of our brand while tailoring marketing activities to the individual needs, tastes and preferences of a particular country. As such, marketing activities across our markets differ as we aim to promote sales among those who have the greatest influence on public perception in each market.

We and our distributors implement a multi-channel marketing strategy in each of our territories and market not only to our direct customers, but to the entire product supply chain, including fabricators, developers, contractors, kitchen retailers, builders, architects and designers. We use multiple marketing channels, including advertisements in home interior magazines and websites, the placement of our display stands and sample books in kitchen retails stores and our company website. We educate fabricators about our products and their capabilities, installation methods and safety requirements through manuals and seminars. As a result, our markets benefit from highly trained fabricators with a comprehensive understanding of our products and the ability to install our products in a variety of applications.

Our marketing materials are developed by our global marketing department in Israel and are used by our distributors and subsidiaries globally. These materials may be slightly adjusted in their respective local markets, which helps in combining the special needs of each market and the global consistency of the Caesarstone brand. Occasionally, our local marketing departments in the United States, Australia and Canada develop their own tactical marketing materials in accordance with our global brand guidelines, in addition to using our marketing materials, due to the size and particular characteristics of these territories. In 2018, we spent $20.8 million on direct advertising and promotional activities.

Our websites are a key part of our marketing strategy. We operate a global company website that serves as an international website. Certain of our third-party distributors and our Australian subsidiary maintain their own websites, which are in accordance with our brand guidelines and linked to our website. Our websites enable fabricators and end-consumers to view currently available designs, photo galleries of installations of our products in a wide range of settings, and read product success stories, which feature high profile individuals’ and designers’ use of our products, as well as instructions with respect to the correct usage of our products. We also conduct marketing activity in the social media arena mainly to increase our brand awareness among end-consumers, architects and designers.

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

Research and Development

Our research and development department is located in Israel. The department is comprised of 17 employees and works closely with other departments, all of whom have extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In 2018, research and development costs accounted for approximately 0.6% of our revenues.

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

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our direct markets, the warranty period varies. We provide end-consumers with limited lifetime warranties in the United States, Canada and Israel and a ten-year limited warranty in Australia. For end-consumers, warranty issues on our products are addressed by our local distributor. In our indirect markets, we provide all of our distributors a limited direct manufacturing defect warranty and our distributors are responsible for providing warranty coverage to end-customers. The warranties provided by our distributors vary in term with a three-year warranty provided in Europe and warranties lasting up to 20 years in other regions. In our direct markets, following an end-consumer call, our technicians are sent to the product site within a short time. We train our distributors to handle local warranty issues through our “Caesarstone University” program. We provide readily accessible resources and tools regarding the fabrication, installation, care and maintenance of our products. We believe our comprehensive global customer service capabilities and the sharing of our service related know-how differentiate our company from our competitors.

Raw Materials and Service Provider Relationships

Quartz, polyester and pigment are the primary raw materials used in the production of our products. We acquire our raw materials from third-party suppliers. Suppliers ship our raw materials to our manufacturing facilities in Israel primarily by sea.  For our U.S. facility, the supply sources are primarily domestic, except for quartz, which is mostly imported. Our raw materials are generally inspected at the suppliers’ facilities and upon arrival at our manufacturing facilities in Israel and the U.S. We believe our strict raw material quality control procedures differentiate our products from those of our competitors as they enhance the quality and appearance of our products. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. Our raw materials costs are also impacted by changes in foreign currency exchange rates.

Quartz is the main raw material component used in our products. Raw quartz must be processed into finer grades of sand and powder before we use it in our manufacturing process. We purchase quartz from our quartz suppliers already processed by them. We acquire quartz from suppliers primarily in Turkey, Belgium, India, Portugal, the U.S. and Israel. In 2018, approximately 65% of our quartz, including mainly quartzite, which is used across all of our products was imported from several suppliers in Turkey, out of which approximately 38% was acquired from Mikroman Madencilik San ve TIC.LTD.STI (“Mikroman”), which constitutes approximately 24% of our total quartz, and approximately 34% was acquired from Polat Maden Sanayi ve Ticaret A.S (“Polat”), which constitutes approximately 22% of our total quartz. Our current supply arrangements with Polat and Mikroman for 2019 are set forth in letter agreements. We expect our arrangements with Mikroman and Polat with respect to prices and quantities to remain unchanged through the end of 2019.

Similar to our arrangements with Mikroman and Polat described above, we typically transact business with our quartz suppliers on an annual framework basis, under which we execute purchase orders from time to time. Quartz imported from Turkey, Europe and Israel for our U.S. manufacturing facility entails higher transportation costs. In 2019, we intend to continue to acquire quartz for our U.S. manufacturing facility mainly from the same sources we use for our Israeli facilities, but expect a slight increase in our domestic supply compared to 2018.

In most cases, we acquire polyester mainly from three suppliers, on a purchase order basis, based on our projected needs for the subsequent one to three months. Currently, suppliers are unwilling to agree to preset prices for periods longer than a quarter and suppliers' prices may vary during a quarter as well.

Pigments for our production in Israel are purchased from Israel and suppliers abroad. Pigments for our U.S. production are primarily purchased from the U.S.

Our strategy is to maintain, whenever practicable, multiple sources for the purchase of our raw materials to achieve competitive pricing, provide flexibility and protect against supply disruption.

See “ITEM 3.D. Key Information—Risk Factors— We may encounter significant delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products.” For our cost of quartz, polyester and pigments in 2018 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results— Cost of revenues and gross profit margin.”

Manufacturing and Facilities

Our products are manufactured at our three manufacturing facilities located in Kibbutz Sdot-Yam in central Israel, Bar-Lev Industrial Park in northern Israel and Richmond-Hill, Georgia in the U.S. We completed our Bar-Lev manufacturing facility in 2005, which included our third production line, and we established our fourth production line at this facility in 2007 and our fifth production line at this facility in 2013. We completed our U.S. manufacturing facility in 2015, where we began to operate our sixth production line in the second quarter of 2015 and our seventh line in the fourth quarter of 2015. In addition to a $135 million as an initial investment, we have the option to further invest and expand in Richmond Hill to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand.

Finished slabs are shipped from our facilities in Israel and the U.S. to our distribution centers worldwide, directly to customers and to third party distributors worldwide. For further discussion of our facilities, see “ITEM 4.D: Information on Caesarstone—Property, plants, and equipment.”

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

In addition, in 2018 we have increased our outsourcing capabilities and currently purchase a certain portion of our slabs from third-party quartz manufacturers that meet our specifications. We conduct quality control and quality assurance processes with respect to such outsourcing of our products. In 2019, we intend to increase the scope of purchases from OEMs.

Seasonality

For a discussion of seasonality, please refer to “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Quarterly results of operations and seasonality.”

Competition

We believe that we compete principally based upon product quality, breadth of product offering and product innovation, brand awareness and position, pricing and customer service. We believe that we differentiate ourselves from competitors on the basis of our premium brand, our signature product designs, our ability to offer our products in major markets globally, our focus on the quality of our product offerings, our customer service-oriented culture, our high involvement in the product supply chain and our leading distribution partners.

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

The engineered quartz surface market is highly fragmented and is also served by a number of regional and global competitors. We also face growing competition from low-cost manufacturers from Asia, especially from China, and from Europe. Large multinational companies have also invested in their engineered quartz surface production capabilities. For more information, see “ITEM 3.D. Key Information—Risk Factors—We face intense competitive pressures from manufacturers of quartz or other surface materials which could materially and adversely affect our results of operations and financial condition” and “ITEM 3.D. Key Information—Risk Factors—Competition from manufacturers of lower priced products may reduce our market share, alter consumer preferences and materially and adversely affect our results of operations and financial condition”.

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

We have experienced and expect to continue to experience actual or attempted cyber-attacks of our IT networks. Although none of these actual or attempted cyber-attacks has had a material impact on our operations or financial condition, we cannot guarantee that any such incidents will not have a material adverse impact on our operations or financial condition in the future. We seek to update our IT infrastructure to enhance our ability to prevent and respond to cyberthreats and conduct training for our employees in this respect. For further details, see “ITEM 3.D. Key Information—Risk Factors— Disruptions to our information technology systems due to cyber-attacks or our failure to upgrade and adjust our information technology systems globally, may materially impair our operations, hinder our growth and materially and adversely affect our business and results of operations.”

Intellectual Property

Our Caesarstone brand is central to our business strategy, and we believe that maintaining and enhancing the Caesarstone brand is critical to expanding our business.

We have obtained trademark registrations in certain jurisdictions that we consider material to the marketing of our products, all of which are used under the trade mark Caesarstone, including CAESARSTONE® and our Caesarstone logo. We have obtained trademark registrations for additional marks that we use to identify certain product collections, as well as other marks used for certain of our products. While we expect our applications to mature into registrations, we cannot be certain that we will obtain such registrations. In many of our markets we also have trademarks, including registered and unregistered marks, on the colors and models of our products. We believe that our trademarks are important to our brand, success and competitive position. In the past, some of our trademark applications for certain classes of our products’ applications have been rejected or opposed in certain markets and may be rejected for certain classes in the future, in all or parts of our markets, including without limitation, for flooring and wall cladding. We are currently subject to opposition proceedings with respect to applications for registration of our trademark Caesarstone™ in certain jurisdictions.

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

Environmental and Other Regulatory Matters

Environmental and Health and Safety Regulations

Our manufacturing facilities and operations in Israel and our manufacturing facility in the State of Georgia, United States, whose two production lines became operational in 2015, are subject to numerous Israeli and U.S. environmental and workers' health and safety laws and regulations. Applicable U.S. laws and regulations include federal, state and local laws and regulations, including Georgia state laws. Laws and regulations in both countries address pollution and the protection of the environment, setting standards for emissions, discharges into the environment or to water, soil and water contamination, product specifications, nuisance prevention, generation, the treatment, import, purchase, use, storage and transport of hazardous materials, and the storage, treatment and disposal and remediation of solid and hazardous waste, including sludge, and protection of workers’ health and safety. Violations of environmental, health and safety laws, regulations and permit conditions may lead to, among other things, civil and criminal sanctions, injunctive orders as well as permit revocations and facility shutdowns as further described in “ITEM 3.D: Key Information— Risk Factors— The extent of our liability exposure for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate, and could negatively impact our financial condition and results of operations”.

In addition to being subject to regulatory and legal requirements, our manufacturing facilities in Israel and in the United States operate under applicable permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards. Business licenses for our facilities in Israel contain conditions related to a number of requirements, including with respect to dust emissions, air quality, the disposal of effluents and process sludge, and the handling of waste, chemicals and hazardous materials. We operate in Israel under poison permits that regulate our use of poisons and hazardous materials.  Our current poison permits are valid until January 2020 for our Bar-Lev facility and February 2020 for our Sdot -Yam facility. In addition, we dispose of wastewater from our Israeli manufacturing facilities to a treatment plant pursuant to permits obtained from the Israeli Ministry of Environmental Protection (“IMEP”), which are effective until December 31, 2019.  Our facility in the United States is required to obtain and follow a General Permit for Storm Water Discharges Associated with Industrial Activity of the Georgia Environmental Protection Division (“GEPD”), an air quality permit from GEDP and other requirements and regulations including among others specific limitations on emission levels of hazardous substances, such as styrene, specific limitations on silica dust levels inside our plant, allowable wastewater discharge limits, oil spill prevention rule, hazardous waste handling requirements and fire protection measures requirements. Each of these permits and licenses require a significant amount of monitoring, record-keeping and reporting in order for us to demonstrate compliance therewith.

We are implementing measures on an ongoing basis in order to achieve and maintain compliance with dust and styrene environmental and occupational emissions standards and to reduce such emissions to a minimum.

From time to time, we face environmental and health and safety compliance issues related to our two manufacturing facilities in Israel and in the U.S. Official representatives of the health and safety and environment authorities in Israel and the State of Georgia visit our facilities from time to time, to inspect issues such as workplace safety, industrial hygiene, monitoring lockout tag out programs, exposure and emissions, water treatment, noise and others.  Such inspections may result in citations, penalties, revocation of our business license or limitation or shut down of our facilities’ operations. It may also require us to make further investments in our facilities.

•
Emissions. In July 2018, we were notified that the IMEP added additional terms to our Bar Lev business license, requiring, among other things, that we install continuous monitoring system in our Bar-Lev facility. We intend to implement the said requirements within the required timeline, however, we believe that due to technical constrains the implementations of these requirements may cause operational difficulties and intend to discuss easements in the implementation method with the IMEP.

•
Dust emissions and exposure. On December 25, 2016, the Ministry of Labor, Social Affairs and Social Services (“IMLSS”) issued safety orders instructing us to stop production in certain manufacturing processes of the two production lines at our Sdot-Yam facility. The orders alleged deviations from permitted ambient levels of silica dust, styrene and acetone in the facility. Simultaneously, the IMLSS issued a warning of pending safety orders seeking the suspensions of our Bar-Lev facility. As the orders were based on outdated monitoring results, the IMLSS granted us with additional time to obtain updated monitoring results, and, on January 29, 2017, upon receiving satisfactory results reflecting significant improvement, the IMLSS rescinded the orders. We seek on an ongoing basis to continue reducing the level of exposure of our employees to silica dust, styrene and acetone, while enforcing our employees' use of personal protection equipment.

•
Water and Sewer Use. In 2013, we entered into a 30-year agreement with the City of Richmond Hill, pursuant to which the city is required to accept our facility’s sanitary and industrial wastewater discharge up to a certain quantity and subject to certain terms and conditions, including certain permitted concentration level in the discharged water. If we do not meet the applicable limitation under such agreement, we may be required to build an onsite waste water treatment facility. In the past, our wastewater discharge generally did not meet the concentration levels set in the agreement, and there is no assurance that we will successfully meet such levels in the future. The city has further notified us that it may request a change to the permitted concentration levels for discharged wastewater as currently set in the agreement. Additionally, the city indicated that surcharges may be imposed as a result of the facility exceeding the permitted concentration levels. We are reviewing this matter and exploring available solutions to reduce and minimize the discharge of wastewater to the city’s wastewater treatment system.

Other Regulation

We are subject to the Israeli Rest Law, which, among other things, prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the IMEI. We received a permit from the IMEI to employ Jewish employees on Saturdays and Jewish holidays in connection with most of the production machinery in our Sdot-Yam facility, effective until December 31, 2020. Currently, in our Bar-Lev and Sdot-Yam facilities, our Jewish employees do not work on Saturdays, while our non-Jewish employees are employed on such days.

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

In 2010, we established Caesarstone Canada as a joint venture with our former distributor in Eastern Canada, Canadian Quartz Holdings Inc. (“Ciot”), which operates fabrication facilities and is also a significant customer of Caesarstone Canada. We held 55% and Ciot held 45% ownership interest in Caesarstone Canada. The approval of both shareholders was required for certain corporate actions by the joint venture, including reducing the selling price of the joint venture’s products below a certain level. Unless we and Ciot otherwise agreed, at the end of each financial year Caesarstone Canada was obligated to distribute 30% of its distributable profits (net profits, the distribution of which will not cause certain events such as insolvency, breach of bank covenants or missing future cash flows or budget, as determined by the board of directors of Caesarstone Canada). As of the date of this report, a total amount of CAD $3,509 thousand was distributed on the account of Caesarstone Canada's years of operation through the end of 2018.

In connection with the formation of the joint venture, we granted Ciot a put option and Ciot granted us a call option for its interest, each exercisable any time between July 1, 2012 and July 1, 2023. In December 2018, we exercised our call option and purchased Ciot’s 45% ownership interest in Caesarstone Canada for a purchase price of CAD $27.3 million and increased our ownership interest to 100%.

In January 2019, we established a North America region, under one leadership, where Caesarstone U.S. and Caesarstone Canada continue to operate as separate legal entities.

D.            Property, Plants and Equipment

Our manufacturing facilities are located on the following properties in Israel and the United States:

Properties	Issuer’s rights	Location	Purpose	Size
Kibbutz Sdot-Yam(1)	Land Use Agreement	Caesarea, Central Israel	Headquarters, manufacturing facility, research and development center	30,744 square meters of facility and 60,870 square meters of un-covered yard *
Bar-Lev Industrial Park manufacturing facility(2)	Land Use Agreement	Carmiel, Northern Israel	Manufacturing facility	22,844 square meters of facility and 53,261 square meters of un-covered yard**
Belfast Industrial Center(3,4)	Ownership	Richmond Hill, Georgia, United States	Manufacturing facility	26,400 square meters of facility and 401,110 square meters of un-covered yard (excluding 56,089 square meters of wetland)

* Square-meter figures with respect to properties in Israel are based on data measured by the relevant municipalities used for local tax purposes.

** Square-meter figures based on data used by Israeli municipalities for local tax purpose is adjusted to reflect the property leased from Kibbutz Sdot-Yam as agreed between us and the Kibbutz during 2014.

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

(2)
Leased pursuant to a land use agreement with Kibbutz Sdot-Yam entered into in March 2011, with a term of 10 years commencing in September 2012, which will be automatically renewed, unless we give two years’ prior notice, for an additional 10-year term. This agreement was executed simultaneously with the land purchase and leaseback agreement we entered into with Kibbutz Sdot-Yam, according to which Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev industrial center, under a long term lease agreement we entered into with the ILA on June 6, 2007 to use the premises for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. For more information, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback.”

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

ITEM 5: Operating and Financial Review and Prospects

A.            Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2018 and 2017, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2018, 2017 and 2016, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. See “ITEM 3.D: Risk Factors” and “Special Note Regarding Forward Looking Statements.”

Company overview

We are a leading manufacturer of high-quality engineered quartz surfaces sold under our premium Caesarstone brand. We have grown to become the largest provider of quartz surfaces in Australia, Canada, Israel, France and South Africa, and have significant market share in the United States and Singapore. Our products accounted for approximately 8% of global engineered quartz by volume in 2016. Our sales in the United States, Australia, Canada and Israel, our four largest markets, accounted for 41.5%, 22.8%, 17.3% and 6.9% of our revenues in 2018. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future. For further information with respect to our geographic concentration, see “ITEM 3.D: Key Information—Risk Factors—Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.”

We experienced annual compound revenue growth of 8.5% between 2015 and 2017, driven mainly by the continued quartz penetration, increased remodeling spending in all our top three markets and growth in residential unit completions in the United States, our largest market, and increased portion of innovative designs within our offering. Revenue declined by 2.1% between 2017 and 2018 mainly due to decline in sales in the U.S. market mainly as a result of more intense competition and in Australia, which was mainly affected by the decline in the repair and renovation spending in Australia. From 2017 to 2018 our gross profit margins decreased from 33.5% to 28.4%, adjusted EBITDA margins decreased from 17.1% to 13.1%, and adjusted net income decreased from 8.5% to 6.3% over the same period. We attribute the decrease in margins mainly to the increase in our raw material prices, increased average product manufacturing costs per unit in our Israel facilities related mostly to increased component of differentiated products, negative impact of currencies and inventory and logistics inefficiencies. These factors were partly offset by more favorable geographic and product mix and an improved performance at our U.S. manufacturing facility.

Our strategy is to continue to be a global market leader of surfaces, and quartz surface products in particular. We believe that a significant portion of our future growth will come from continued penetration of our U.S. and Canada markets, particularly in light of recent developments in the U.S. relating to duties and tariffs on imports of quartz countertops from China. We believe that our expansion into new markets that exhibit an existing demand for stone products and stone installation capabilities will contribute to our future growth in the long term. We believe there may be consolidation in the quartz surface industry in the future and to remain competitive in the long term, we will need to grow our business both organically and through the acquisition of third-party distributors, manufacturers, fabricators and/or raw material suppliers and/or the expansion of our product offering.

Factors impacting our results of operations

We consider the following factors to be important in analyzing our results of operations:

•
Our sales are impacted by home renovation and remodeling and new residential construction, and to a lesser extent, commercial construction. We estimate that approximately 65%-75% of our revenue is related to renovation and remodeling activities in the United States, Australia and Canada, while 25% to 35% is related to new residential construction.  Renovation and remodeling spending increased by single digits in the United State and Canada in 2016 and 2017. In Australia, renovation and remodeling spending experienced a major decline in growth rate in 2016 compared to 2015 growth, and a slight decline in 2017.

•
In 2017 our revenue increased by 9.2%. On a constant currency basis, revenue grew by 7.4%. The growth was primarily in the United States and Canada, delivering growth of 10.2% and 12.1% on a constant currency basis. In 2018 our revenue decreased by 2.1%. On a constant currency basis, revenue declined by 1.9%. The decline was primarily in the United States and Australia, declining by 2.5% and 1.9% on a constant currency basis, respectively.

•
Our gross profit margins have decreased from a level of 39.5% in 2016 and 33.5% in 2017 to 28.4% in 2018. This margin decrease was driven primarily by higher raw material cost related mainly to polyester prices and operational inefficiencies, increased average product manufacturing costs per unit in our Israel facilities, partly related to our increased portion of differentiated products as well as their complexity level and a negative impact of currencies. These factors were partly offset by more favorable geographic and product mix and improved performance at our U.S. manufacturing facility.

•
Our operating income margins were 5.7% in 2018, 6.9% in 2017 and 17.2% in 2016. The continuing decrease is mainly related to the gross margin erosion mentioned above and was partially offset by cost savings initiatives implemented in 2018.

•
As an increasing portion of our products are sold through direct channels, our revenues and results of operations exhibit some quarterly fluctuations as a result of seasonal influences which impact construction and renovation cycles. Due to the fact that certain of our operating costs are fixed, the impact on our adjusted EBITDA, adjusted net income and net income of a change in revenues is magnified. We believe that the second and third quarters tend to exhibit higher sales volumes than the other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere with the effort to complete new construction and renovation projects before the new school year. Conversely, the first quarter is impacted by the winter slowdown in the northern hemisphere in the construction industry and might reduce sales in Israel based on the date of the spring holiday a particular year. Similarly, sales in Australia during the first quarter are negatively impacted by fewer construction and renovation projects. The fourth quarter is susceptible to being impacted by the onset of winter in the northern hemisphere.

•
We conduct business in multiple countries in North America, South America, Europe, Asia-Pacific, Australia and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S dollar, and to a lesser extent the Australian dollar, the Canadian dollar, the euro and the new Israeli shekel. In 2018, 43.0% of our revenues were denominated in U.S. dollars, 22.8% in Australian dollars, 17.3% in Canadian dollars, 7.2% in euros and 6.9% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and euro, with a smaller portion in Canadian dollars and Australian dollars. As a result, appreciation of the NIS, and to a lesser extent, the euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward and option contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. As of December 31, 2018, we had outstanding contracts with a notional amount of $88 million. These transactions were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was negative $0.4 million, which is included in current assets and current liabilities, at December 31, 2018. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

Components of statements of income

Revenues

We derive our revenues from sales of quartz surfaces, mostly to fabricators in our direct markets and to third-party distributors in our indirect markets. In the United States, Australia, Canada and Singapore the initial purchasers of our products are primarily fabricators. In Israel, the purchasers are local distributors who in turn sell to fabricators. In the United States, we also sell our products to a small number of sub-distributors, stone resellers as well as to IKEA. We consider Israel to be a direct market due to the warranty we provide to end-consumers, our local fabricators’ technical instruction programs and our local sales and marketing activities. The purchasers of our products in our other markets are our third-party distributors who in turn sell to sub-distributors and fabricators. Our direct sales accounted for 90.2%, 90.2% and 89.1%, for the years ended December 31, 2018, 2017 and 2016, respectively.

Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

The warranties that we provide vary by market. In our indirect markets, we provide all of our distributors with a limited direct manufacturing defect warranty. In all of our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In Australia, Canada, the United States, the United Kingdom and Singapore we provide end-consumers with a limited warranty on our products for interior countertop applications. In Israel, we typically provide end-consumers with a direct limited manufacturing defect warranty on our products. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, which increases our cost of revenues. Historically, warranty claims expenses have been low, accounting for approximately 0.2% of our total goods sold in 2018.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2018		2017		2016
Geographical Region	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD
United States	41.5%	$239,241	41.7%	$245,361	41.3%	$222,597
Australia (incl. New Zealand)	22.8	131,086	23.4	137,559	24.3	130,910
Canada	17.3	99,678	16.6	97,838	15.9	85,740
Israel	6.9	39,894	7.6	44,489	7.9	42,545
Europe	6.0	34,457	4.9	28,679	4.8	25,606
Rest of world	5.5	31,515	5.8	34,221	5.8	31,145
Total	100.0%	$575,871	100.0%	$588,147	100.0%	$538,543

In 2018, U.S. revenues decreased by 2.5%, mainly reflecting decrease in sales to IKEA of 12.4% that we believe is mainly due to change in IKEA’s promotional structure.

In 2017, U.S. revenues increased by 10.2%, reflecting a single-digit core growth rate and stronger IKEA sales.

Revenues in Australia decreased by 4.7% in 2018 compared to growth of 5.1% in 2017. On a constant currency basis, revenues in Australia declined by 1.9% in 2018 and grew by 2.1% in 2017. The decrease in 2018 in comparison to 2017 primarily reflects weakness in the Australian housing market relative to 2017.

In Canada, revenues grew by 1.9% in 2018 and 14.1% in 2017, representing a 1.7% and 12.0% increase on a constant-currency basis, respectively. Our growth rate in Canada reflects stronger IKEA sales partially offset by a decrease in core sales.

Revenues in Israel decreased by 10.3% in 2018 compared to an increase of 4.6% in 2017. On a constant currency basis, revenues declined by 10.7% and 2.6% in 2018 and 2017, respectively. The decrease in revenue is mainly due to a softer housing market combined with greater competition.

Revenues in Europe grew by 20.1% in 2018 and 12.0% in 2017. On a constant-currency basis, growth in Europe was 15.7% in 2018 and 11.2% in 2017. The improved growth rate was primarily associated with the commencement of direct distribution operations in the U.K.

Our revenues for the rest of the world declined by 7.9% in 2018 compared to a growth of 9.9% in 2017. On a constant currency basis, revenues declined by 11.7% in 2018 and grew by 7.6% in 2017.

In 2017, we had one customer which accounted for approximately 11% of our revenues (see also note 14 to our financial statements included elsewhere in this report). For the year ended December 31, 2018 and 2016, there was no customer that accounted for more than 10%.

Cost of revenues and gross profit margin

Approximately 40% of our cost of revenues is raw material costs (excluding the cost of OEM products sold during the year ended December 31, 2018, which accounted for less than 10% out of our cost of revenues). The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities.  Our raw materials costs are also impacted by changes in foreign exchange rates. Our principal raw materials, quartz and polyester, jointly accounted for approximately 70% of our total raw material cost in 2018. The balance of our cost of revenues consists primarily of manufacturing costs and related overhead. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the U.S. and Canada, we also incur fabrication and installation costs related mainly to IKEA. In the case of our indirect distribution channels, we bear the cost of delivery to the seaport closest to our production plants and our distributors bear the cost of delivery from the seaport to their warehouses.

Quartz is one of our principal raw materials. In 2018, approximately 65% of our total quartz was from several suppliers in Turkey, with the major part acquired from Mikroman and Polat.

Quartz accounted for approximately 32% of our raw materials cost in 2018. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. In 2018 and 2017, the average cost of quartz increased by 3.0% and 10.6%, respectively, mainly as a result of higher portion of production in our U.S. manufacturing facility, where import of quartz from non-domestic suppliers involves higher transportation costs, and as a result of increase of transportation due to oil prices. Any future increases in quartz costs may adversely impact our margins and net income.

Given the significance of polyester costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in their prices, which generally correlate with oil prices. In 2017, average polyester costs increased by approximately 21%. In 2018, average polyester costs increased by approximately 6%. Any future increases in polyester costs may adversely impact our margins and net income.

We are exposed to fluctuations in the prices of pigments, although to a lesser extent than with polyester. For example, the cost of titanium dioxide, our principal white pigmentation agent, increased by approximately 16% and 33% in 2018 and 2017, respectively. Any future increases in pigments costs may adversely impact our margins and net income.

The gross profit margins on sales in our direct markets are generally higher than in our indirect markets in which we use third-party distributors, due to the elimination of the third-party distributor’s margin. In many markets, our expansion strategy is to work with third-party distributors who we believe will be able to increase sales more rapidly in their market than if we distributed our products directly. However, in several markets we distribute directly, including the United States, Australia, Canada and in the United Kingdom. In the future, we intend to evaluate other potential markets to distribute directly.

Research and development, net

Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as incurred.

Marketing and selling

Marketing and selling expenses consist primarily of compensation and associated costs for personnel engaged in sales, marketing, distribution and advertising and promotional expenses.  Between 2015 and 2017, our expenses increased both in absolute spending and as a percentage of revenues. In 2018 our expenses decreased as part of our cost savings initiatives following an increase in previous years which was mainly attributed to the U.S., aimed to strengthen our U.S. marketing and sales organization as well as to the newly established direct distribution operations in the United Kingdom.

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

Legal settlements and loss contingencies, net

Legal settlements and loss contingencies, net consists of expenses related to settlements expenses and estimated exposure not covered by our insurance applicable to individual silicosis claims and other ongoing claims. In 2018, we recorded $8.9 million of such expenses. In 2017, we recorded $24.8 million related primarily to the outcome of the arbitration with Kfar Giladi.

Finance expenses, net

Finance expenses, net, consist primarily of bank and credit card fees, borrowing costs and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. Our finance expenses, net were $3.3 million in 2016 and $5.6 million in 2017, an increase despite significantly higher income from bank deposits, given $2.5 million losses related to exchange rate fluctuations. In 2018, our finance expenses decreased to $3.6 million despite significantly higher losses related to exchange rate fluctuations, given $2.4 million gains from derivatives.

Corporate taxes

As we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 15.7% in 2018, 21.2% in 2017 and 14.5% in 2016.

The standard corporate tax rate for Israeli companies was 25% in 2016, 24% in 2017 and 23% in 2018. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of organization.

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

In December 2017, the U.S. enacted significant tax reform through the TCJA. The TCJA enacted significant changes affecting the year ended December 31, 2017, including, but not limited to (1) reducing the U.S. federal corporate income tax rate to 21% effective 2018; and (2) imposing a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries of U.S. companies that had not been previously taxed in the U.S.

The TCJA also established new tax provisions affecting 2018, including, but not limited to (1) creating a new provision designed to tax global intangible low-tax income; (2) generally eliminating U.S. federal taxes on dividends from foreign subsidiaries; (3) eliminating the corporate alternative minimum tax; (4) creating the base erosion anti-abuse tax; (5) establishing a deduction for foreign derived intangible income; (6) repealing the domestic production activity deduction; and (7) establishing new limitations on deductible interest expense and certain executive compensation.

The reduction of the U.S. federal corporate income tax rate required us to remeasure our deferred tax assets and liabilities as of the date of enactment. For the year ended December 31, 2017, we decreased the net deferred tax liability as a result of such remeasurement, resulting in tax income benefit for the year ended December 31, 2017.

As of December 31, 2018, certain provisions of the TCJA remains subject to Internal Revenue Service as well as state tax authorities’ guidance and interpretation which could have a material adverse effect on our cash tax liabilities, results of operations, and financial condition. In addition, the TCJA could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on us and our business. We will continue to evaluate the effects of the TCJA on us as federal and state tax authorities issue additional regulations and guidance.

For more information about the tax benefits available to us as an Approved Enterprise or as a Beneficiary Enterprise or as Preferred Enterprise, see “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs.”

Net income attributable to non-controlling interest

In October 2010, we closed a transaction for the establishment of a joint venture with our former third-party distributor in Eastern Canada, Canadian Quartz Holdings Inc. (“Ciot”). Ciot acquired a 45% ownership interest in the new subsidiary, Caesarstone Canada Inc., and 45% of Caesarstone Canada Inc.’s net income is attributed to Ciot. In December 2018, the Company purchased Ciot’s 45% ownership interest in Caesarstone Canada Inc. and increased its ownership interest to 100%.

Other factors impacting our results of operations

Share based compensation

We recorded share-based compensation expenses related to the above grants of $5.3 million in 2017, $3.5 million in 2016 and $2.6 million in 2015, and expect to record $6.2 million over a weighted average period of 1.1 years from December 31, 2018. For more information, see also Note 12 to our financial statements included elsewhere in this report.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, Kibbutz Sdot-Yam, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by Kibbutz Sdot-Yam, we paid to the Kibbutz an aggregate of $9.2 million in 2017, $9.7 million in 2016 and $11.1 million in 2015 (excluding VAT). During 2018 and following the assessment of an appointed appraiser and negotiations between us and the Kibbutz, it was agreed to increase the fees under such agreement, such that for the year ended December 31, 2018 we paid additional amount of NIS 950,000 (approximately $250,000), and starting 2019 and on we will pay an additional annual amount of NIS 1,100,000 (approximately $293,000)

For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Comparison of period-to-period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2018		2017		2016
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$575,871	100.0%	$588,147	100.0%	$538,543	100.0%
Cost of revenues	412,457	71.6	390,924	66.5	326,057	60.5
Gross profit	163,414	28.4	197,223	33.5	212,486	39.5
Operating expenses:
Research and development, net	3,635	0.6	4,164	0.7	3,290	0.6
Marketing and selling	74,786	13.0	81,789	13.9	70,343	13.1
General and administrative	43,323	7.5	45,930	7.8	40,181	7.5
Legal settlements and loss contingencies, net	8,903	1.6	24,797	4.2	5,868	1.1
Total operating expenses	130,647	22.7	156,680	26.6	119,682	22.2
Operating income	32,767	5.7	40,543	6.9	92,804	17.3
Finance expenses, net	3,639	0.6	5,583	0.9	3,318	0.6
Income before taxes on income	29,128	5.1	34,960	5.9	89,486	16.7
Taxes on income	4,560	0.8	7,402	1.3	13,003	2.4
Net income	$24,568	4.3%	$27,558	4.7%	$76,483	14.3%
Net income attributable to non-controlling interest	163	0.1	1,356	0.2	1,887	0.4
Net income attributable to controlling interest	$24,405	4.2%	$26,202	4.5%	$74,596	13.9%

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

Revenues decreased by $12.3 million or 2.1%, to $575.9 million in 2018 from $588.1 million in 2017. The decrease resulted primarily from a 2.0% decrease in the volume of sales resulting in a decrease in revenues of approximately $10.7. In addition, our average selling prices decreased by 0.1% primarily due to competition, most significantly in the United States, which resulted in decrease in revenues of approximately $4.0 million. Negative exchange rates, related to the depreciation of the AUD against the U.S. dollar partly offset with the appreciation of all other currencies against the U.S. dollar, resulted in a revenue decrease of approximately $1.0 million. On a constant currency basis, revenues decreased by $11.1 million in 2018, representing 1.9% decrease compared to 2017. The decrease was mainly related to softer performance in the U.S., Israel, Rest of the World and Australia partly offset by double digit growth in the UK. The soft performance in the U.S. was mainly affected by weaker sales to IKEA.

Cost of revenues and gross profit margins

Cost of revenues increased by $21.5 million, or 5.5%, to $412.5 million in 2018 from $390.9 million in 2017, primarily due to increased average product manufacturing costs per unit in our Israel facilities, unfavorable foreign exchange impact, along with inventory and logistics inefficiencies and higher raw materials costs.

Gross profit decreased from $197.2 million in 2017 to $163.4 million in 2018, with a decrease in gross margin of 520 basis points. The margin decrease was driven primarily by higher raw material cost, related mainly to polyester prices and operational inefficiencies, which reduced gross margin by approximately 300 basis points. Increased average product manufacturing costs per unit in our Israel facilities, partly related to our increased portion of differentiated products as well as their complexity level, negatively impacted gross margin by approximately 220 basis points. Other factors additionally negatively impacted our gross margin by approximately 160 basis points. The above factors were partially offset by improved performance at our U.S. manufacturing facility as a result of throughput and yield improvements during 2018, increased gross margin by approximately 70 basis points and other factors positively impacting our gross margin by approximately additional 90 basis points.

Operating expenses

Research and development. Research and development expenses decreased by $0.5 million, or 12.7%, to $3.6 million in 2018 from $4.2 million in 2017.

Marketing and selling. Marketing and selling expenses decreased by $7.0 million, or 8.6%, to $74.8 million in 2018 from $81.7 million in 2017. Marketing expenses as percent of revenue decreased from 13.9% in 2017 to 13.0% in 2018. This was mainly attributed to certain cost saving initiatives implemented in 2018.

General and administrative. General and administrative expenses decreased by $2.6 million, or 5.7%, to $43.3 million in 2018 from $45.9 million in 2017. This decrease mainly related to a $3.6 million decrease in share-based compensation.

Legal settlements and loss contingencies, net. decreased by $15.9 million to $8.9 million in 2018, This decrease was mainly related to the arbitration decision awarding $13.9 million to Kfar Giladi recorded in 2017 partially offset by provisions recorded for silicosis and other claims.

Finance expenses, net

Finance expenses, net decreased by $1.9 million, or 34.8%, to $3.6 million in 2018 from $5.6 million in 2017. This is mostly related to a decrease in expenses due to exchange rate fluctuations and an increase in income from bank deposits.

Taxes on income

Taxes on income decreased by $2.8 million to $4.6 million in 2018 from $7.4 million in 2017. Our effective tax rate was 15.7% in 2018 compared with 21.2% in 2017. This was mostly due to tax rate decrease in the U.S.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by $1.2 million from $1.4 million in 2017 to $0.2 million in 2018. This decrease was due to lower income generated by Caesarstone Canada Inc. in 2018 compared to 2017 despite its revenue growth.

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

Gross profit decreased from $212.5 million in 2016 to $197.2 million in 2017, with a decrease in gross margin of 590 basis points. The margin decrease was driven primarily by lower manufacturing throughput in Israel resulting in increased average product manufacturing costs per unit, partly related to our increased portion of differentiated products as well as their complexity level, which impacted gross margin by approximately 210 basis points. Higher material cost, related mainly to polyester prices, reduced gross margin by 160 basis points. Further, our increased portion of production in Richmond Hill plant offset with throughput and yield improvements, reduced gross margin by approximately 110 basis points. Increased component of fabrication and installation revenue, which comes with lower margins, eroded our margin by 70 basis points.

Operating expenses

Research and development. Research and development expenses increased by $0.9 million, or 26.6%, to $4.2 million in 2017 from $3.3 million in 2016. The increase was mainly driven by accelerated development activities.

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

Quarterly results of operations and seasonality

The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from January 1, 2017 to December 31, 2018. We also present reconciliations of gross margins to adjusted gross margins, net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. For more information on our use of non-GAAP financial measures, see “ITEM 3.A. Key Information—Selected Financial Data.” We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$142,881	$147,689	$149,243	$136,058	$148,140	$154,682	$148,914	$136,411
Revenues as a percentage of annual revenue	24.8%	25.7%	25.9%	23.6%	25.2%	26.3%	25.3%	23.2%
Gross profit	$37,070	$43,771	$48,329	$34,244	$46,343	$49,718	$51,921	$49,241
Operating income (loss)	4,035	14,030	13,275	1,427	(4,912)	11,004	19,314	15,137
Net income (loss)	1,484	10,587	11,041	1,456	(6,021)	7,442	14,872	11,265
Other financial data:
Adjusted Gross profit	39,174	43,771	48,329	34,244	46,343	49,718	51,921	49,241
Adjusted Gross profit as a percentage of annual adjusted Gross profit	23.7%	26.4%	29.2%	20.7%	23.5%	25.2%	26.3%	25.0%
Adjusted EBITDA	$17,844	$21,555	$24,602	$11,204	$20,964	$25,575	$29,613	$24,277
Adjusted EBITDA as a percentage of annual adjusted EBITDA	23.7%	28.7%	32.7%	14.9%	20.9%	25.5%	29.5%	24.2%
Adjusted net income attributable to controlling interest	$7,026	$10,846	$14,850	$3,364	$7,724	$12,722	$16,860	$12,512
Adjusted net income attributable to controlling interest as a percentage of annual adjusted net income	19.5%	30.1%	41.2%	9.2%	15.5%	25.5%	33.8%	25.1%

	Three months ended
	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017
	(in thousands of U.S. dollars)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$37,070	$43,771	$48,329	$34,244	$46,343	$49,718	$51,921	$49,241
Non-recurring import related expenses	2,104	-	-	-	-	-	-	-

Adjusted Gross profit	$39,174	$43,771	$48,329	$34,244	$46,343	$49,718	$51,921	$49,241

	Three months ended
	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017
	(in thousands of U.S. dollars)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$1,484	$10,587	$11,041	$1,456	$(6,021)	$7,442	$14,872	$11,265
Finance expenses (income), net	2,097	1,551	531	(540)	1,074	1,594	1,391	1,524
Taxes on income	454	1,892	1,703	511	35	1,968	3,051	2,348
Depreciation and amortization	7,052	7,156	7,132	7,250	7,509	7,476	7,512	7,429
Legal settlements and loss contingencies (a)	3,902	(172)	2,676	2,497	16,979	5,727	1,420	671
Share-based compensation expense (b)	751	541	362	30	1,388	1,368	1,367	1,154
Provision for employees fringe benefits (c)	—	—	—	—	—	—	—	(114)
Non-recurring items (d)	2,104		1,157

Adjusted EBITDA	$17,844	$21,555	$24,602	$11,204	$20,964	$25,575	$29,613	$24,277

	Three months ended
	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017
	(as a % of revenue)
Consolidated Income Statement Data:
Revenues:	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	25.9	29.6	32.4	25.2	31.3	32.1	34.9	36.1
Operating income (loss)	2.8	9.5	8.9	1.0	(3.3)	7.1	13.0	11.1
Net income (loss)	1.0	7.2	7.4	1.1	(4.1)	4.8	10.0	8.3

(a)
Consists of legal settlements expenses and loss contingencies, net, related primarily to product liability claims and other adjustments to ongoing legal claims. In 2017, this also reflects Kfar Giladi arbitration results.

(b)
Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Institute of Israel.
(d)	Relates mainly to non-recurring import related expenses and relocation expenses of Caesarstone USA headquarters (the Company's subsidiary).

	Three months ended
	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017
	(in thousands of U.S. dollars)
Reconciliation of Net Income (loss) Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income (loss) attributable to controlling interest	$1,366	$10,536	$11,010	$1,493	$(6,385)	$6,943	$14,548	$11,096
Legal settlements and loss contingencies (a)	3,902	(172)	2,676	2,497	16,979	5,727	1,420	671

Share-based compensation expense (b)	751	541	362	30	1,388	1,386	1,367	1,154
Provision for employees fringe benefits (c)	—	—	—	—	—	—	—	(114)
Non-recurring items (d)	2,104		1,157
Total adjustments before tax	6,757	369	4,195	2,527	18,367	7,095	2,787	1,711
Less tax on above adjustments	1,097	59	355	656	4,258	1,316	475	295
Total adjustments after tax	5,660	310	3,840	1,871	14,109	5,779	2,312	1,416
Adjusted net income attributable to controlling interest	7,026	10,846	14,850	3,364	7,724	12,722	16,860	12,512
Adjusted diluted EPS	$0.20	$0.31	$0.43	$0.10	$0.22	$0.37	$0.49	$0.36

(a)
Consists of legal settlements expenses and loss contingencies, net, related primarily to product liability claims and other adjustments to ongoing legal claims. During the three months period ended December 31, 2017, this also reflects Kfar Giladi arbitration results.

(b)
Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Institute of Israel.
(d)	Relates mainly to non-recurring import related expenses and relocation expenses of Caesarstone USA headquarters (the Company's subsidiary).

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. We believe that the second and third quarters of the year exhibits higher sales volumes than other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere, when the weather is more favorable for new construction and renovation projects, as well as the impact of efforts to complete such projects before the beginning of the new school year. Conversely, the first quarter is impacted by a slowdown in new construction and renovation projects during the winter months as a result of adverse weather conditions in the northern hemisphere and, depending on the date of the spring and winter holiday in Israel in a particular year, sales in Israel might be impacted due to such holiday. Similarly, sales in Australia during the first quarter are negatively impacted due to fewer construction and renovation projects.

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

Application of critical accounting policies and estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2018, 2017 and 2016, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a materially adverse effect on our reported results.

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

Starting January 1, 2018, we adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (ASC 606).

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, ASC 606 requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

We apply the following five steps in accordance with ASC 606: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

We adopted ASC 606 in the first quarter of 2018 using the modified retrospective method, no cumulative effect adjustment as of the date of the adoption was required.

We analyzed the impact of the ASC 606 on our transactions and agreements by reviewing our current accounting policies and practices to identify potential differences that would result from applying the requirements of ASC 606 to our revenue contracts. In addition, we identified and implemented appropriate changes to our related policies to support recognition and disclosure under ASC 606.

Prior year information has not been restated and continues to be reported under the old accounting standard 605,
 “Revenue Recognition” (ASC 605).

Our products that are sold through agreements with exclusive distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, we consider all the distributors to be end-consumers.

For certain revenue transactions with specific customers, we are responsible also for the fabrication and installation of our products. We recognize such revenues upon receipt of acceptance evidence from the end consumer which occurs upon completion of the installation.

Although, in general, we do not grant rights of return, there are certain instances where such rights are granted. We maintain a provision for returns in accordance with ASC 606, which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

Allowance for doubtful accounts

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $1.2 million, $1.2 million and $1.3 million as of December 31, 2018, 2017 and 2016, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and of raw materials. Inventories are valued at the lower of cost or net realizable value, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method which approximates actual cost on a weighted average basis. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and aging. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory provisions are provided to cover risks arising from slow-moving items, discontinued products, excess inventories and net realizable value lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $15.6 million, $11.4 million and $10.2 million as of December 31, 2018, 2017 and 2016, respectively.

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

At December 31, 2018, our goodwill totaled $35.3 million and our identifiable intangible assets were fully amortized during 2018. We assess the impairment of goodwill of our reporting unit annually during the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that, the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit's carrying value is compared to its fair value.  We have only one reporting unit because all our components have similar economic characteristic, and we determine its fair value based on our market capitalization.

As of December 31, 2018, 2017 and 2016, no impairment losses had been identified.

We also evaluate the carrying value of all long-lived assets, such as property and equipment and intangibles, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We will record an impairment loss when the carrying value of the underlying asset group exceeds its estimated fair value. In determining whether long-lived assets are recoverable, our estimate of undiscounted future cash flows over the estimated life of an asset is based upon our experience, historical operations of the asset, an estimate of future asset profitability and economic conditions. The future estimates of asset profitability and economic conditions require estimating such factors as sales growth, inflation and the overall economics of the countertop industry. Our estimates are subject to variability as future results can be difficult to predict. If a long-lived asset is found to be non-recoverable, we record an impairment charge equal to the difference between the asset’s carrying value and fair value. As of December 31, 2018, 2017 and 2016, no impairment losses had been identified.

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

Share-based compensation

We measure and recognize stock-based compensation expense based on the fair value measurement for all share-based payment awards made to our employees, including employee stock options and restricted stock awards (RSUs), over the service period for awards expected to vest. Stock-based compensation expense associated with employee stock options in 2018, 2017 and 2016 was $1.7 million, $5.3 million and$3.5 million, respectively.

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

Our primary capital requirements have been to fund production capacity expansions, as well as investments in and acquisitions of third-party distributors, such as the purchase of the minority interest in Caesarstone Canada Inc. during December 2018, our acquisition of the business of our former Australian distributor, our investment in and acquisition of Caesarstone USA, formerly known as U.S. Quartz Products, Inc. and the construction of our new manufacturing facility in the United States. Our other capital requirements have been to fund our working capital needs, operating costs, meet required debt payments and to pay dividends on our capital stock.

Capital resources have primarily consisted of cash flows from operations, cash generated from the March 2012 initial public offering (the “IPO”)”), proceeds from the land purchase agreement and leaseback in connection with our Bar-Lev facility and borrowings under our credit facilities. Our working capital requirements are affected by several factors, including demand for our products, raw material costs and shipping costs.

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

We minimize working capital requirements through our distribution network that allows sales and marketing activities to be provided by third-party distributors. We believe that, based on our current business plan, our cash, cash equivalents and short-term bank deposits on hand, cash from operations and borrowings available to us under our revolving credit line and short-term facilities, we will be able to meet our capital expenditure and working capital requirements, and liquidity needs for at least the next twelve months. We may require additional capital to meet our longer-term liquidity and future growth requirements. Continued instability in the capital markets could adversely affect our ability to obtain additional capital to grow our business and would affect the cost and terms of such capital.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	As of December 31,
	2018	2017	2016
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$14,692	$61,017	$101,519
Net cash used in investing activities	(21,153)	(22,766)	(23,313)
Net cash used in financing activities	(38,363)	(6,267)	(35,616)

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

Cash provided by operating activities decreased by $46.3 million from $61.0 million in 2017 to $14.7 million in 2018, mainly due to a decrease in trade payables by $16.2 million during 2018 compared to an increase by $13.9 million during 2017; decrease in accrued expenses and other liabilities by $4.2 million during 2018 compared to an increase by $5.8 million during 2017; and an increase in non-cash expenses in connection with our provision for settled claims and loss contingencies by $8.9 million during 2018 compared to an increase by $24.8 million during 2017. Cash provided by operating activities decreased by $40.5 million from $101.5 million in 2016 to $61.0 million in 2017, mainly to a decrease in net income by $48.9 million and an increase in inventory by $27.8 million during 2017 compared to $5.4 million during 2016. Contributing to cash flows in 2017 were increased non-cash expenses in connection with our provision for settled claims and loss contingencies by $24.8 million during 2017 compared to $5.9 million during 2016 and an increase in trade payable by $13.9 million during 2017 compared to $1.4 million during 2016.

Cash used in investing activities

In 2018, 2017 and 2016, our capital expenditures in cash totaled $21.0 million, $22.7 million, and $22.9 million, respectively. Net cash used in investing activities for the years ended December 31, 2018 and 2017 were $21.2 million and $22.8 million, respectively, consisting principally of $21.0 million of capital expenditures. During 2017, our cash used in investing activities was $22.8 million, consisting principally of capital expenditures. During 2016, our cash used in investing activities was $23.3 million, consisting principally of $22.9 million of capital expenditures. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines, as well as acquisitions of businesses, including our former Australian distributor and our Caesarstone USA acquisition. In order to support our overall business expansion, we will continue to invest in manufacturing equipment and components for our production lines. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

Cash used in financing activities

Net cash used in financing activities for 2018 was $38.4 million, which included a $20.1 million call option exercised related to non-controlling interest, $20.3 million of dividends paid and $1.2 million of repayment of a financial leaseback arrangement related to our Bar-Lev facility, partially offset by $4.2 million of bank credit increase. Net cash used in financing activities for 2017 was $6.3 million, which included $5.1 million of bank credit repayment and $1.2 million of repayment of a financial leaseback arrangement related to our Bar-Lev facility. Net cash used in financing activities for 2016 was $35.6 million, which included a $39.4 million purchase of treasure shares, $1.1 million of repayment of a financial leaseback arrangement related to our Bar-Lev facility and a dividend paid by our subsidiary, Caesarstone Canada Inc., in the amount of $0.2 million to CIOT offset by $5.1 million of bank credit increase.

Credit facilities

As of December 31, 2018, we had debt from commercial banks in the total amount of $7.6 million. Our long-term debt consists only of financing the lease-back related to the Bar-Lev sale and lease-back transaction with the Kibbutz. We also received a loan on January 17, 2011, in the amount of CAD 4.0 million ($4.1 million) to Caesarstone Canada Inc. by its shareholders, Ciot and us, on a pro rata basis. The loan bears an interest rate until repayment at a per annum rate equal to the Bank of Canada’s prime business rate plus 0.25%, with the interest accrued on the loan paid on a quarterly basis. The loan balance as of December 31, 2018 was $1.3 million (reflects the portion of the loan received from Ciot), which was included in related party and other loan line item.

As of December 31, 2018, we had short-term credit lines with total availability of $12.9 million, consisting of $0.3 million from Israeli banks, none of which were utilized (not including bank guarantees issued in the amount of $0.9 million), and $13.2 million from Canadian banks, out of which $7.6 million were utilized. Our revolving credit lines from Israeli banks and Canadian banks are subject to annual renewal.

Our credit facilities and services provided by banks in Israel are secured with a “Negative floating pledge,” whereby we committed not to pledge or charge and not to undertake to pledge or charge our general floating assets.

Capital expenditures

Our capital expenditures have included the expansion of our manufacturing capacity and capabilities, and investment and improvements in our information technology systems. In 2018, 2017, and 2016, our capital expenditures were $21.0 million, $22.7 million, and $22.9 million, respectively. We may continue to invest in capacity expansions in the next few years.

Land purchase agreement and leaseback

Pursuant to a land purchase agreement entered into on March 31, 2011, which became effective upon our IPO, Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev Industrial Park in consideration for NIS 43.7 million (approximately $10.9 million). The carrying value of the Bar-Lev land at the time of closing this transaction was NIS 39.0 million (approximately $10.4 million).  The land purchase agreement was executed simultaneously with the execution of a land use agreement.

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

C.	Research and Development, Patents and Licenses

Our research and development department is located in Israel and is comprised of 17 employees with extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In 2018, research and development costs accounted for approximately 0.6% of our revenues.

We pursue a strategy of identifying certain innovative proprietary technologies and seeking patent protection when applicable. We have obtained patents for certain of our technologies and have pending patent applications which relate to our manufacturing technology and certain products.  We act to protect other innovative proprietary technologies developed by us by implementing confidentiality protection measures without pursuing patent registration. No patent application is material to the overall conduct of our business.

Research and development expenses, net, were $3.6 million, $4.2 million and $3.3 million in 2018, 2017 and 2016, respectively.

For a description of our research and development policies, see “ITEM 4.B: Information on Caesarstone—Business Overview—Research and development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2018 that are reasonably likely to have a materially adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.             Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2018 are summarized in the following table:

	2019	2020	2021	2022	2023	2024 and thereafter	Other	Total (unaudited)
		(in thousands of U.S. dollars)
Sale-leaseback	$1,134	$1,134	$1,134	$756	—	—	—	$4,158
Operating lease obligations	$15,248	$12,412	$10,790	$9,251	$7,217	$41,511	—	$96,429
Purchase obligations (1)	$28,829	—	—	—	—	—	—	$28,829
Accrued severance pay, net (2)	—	—	—	—	—	—	$1,105	$1,105
Uncertain tax positions (3)	—	—	—	—	—	—	$3,876	$3,876
Total	$45,211	$13,546	$11,924	$10,007	$7,217	$41,511	$4,981	$134,397

(1)	Consists of enforceable and legally binding purchase obligations to suppliers.
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

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers, their ages and positions as of March 5, 2019, are as follows:

Name	Age	Position
Officers
Yuval Dagim	56	Chief Executive Officer
Ophir Yakovian	45	Chief Financial Officer
David Cullen	59	Managing Director, Caesarstone Australia
Ken Williams	57	President, North America
Eli Feiglin	51	Vice President, Global Marketing and Business Development
Hezi Eini	60	Vice President, Global Supply Chain
Amihai Seider	51	Vice President, Global Production
Erez Margalit	51	Vice President, Global Research and Development
Giora Wegman	67	Deputy Chief Executive Officer
Ron Mosberg	39	Vice President, General Counsel and Corporate Secretary
Nirit Peled Muntz	48	Vice President, Global Human Resources
Israel Sandler	61	Vice President, Special Projects

Directors
Dr. Ariel Halperin(4)	63	Chairman
Irit Ben-Dov(1)(2)(3)(5)(6)	48	Director
Dr. Ofer Borovsky(1)(2)(3)(5)(6)	64	Director
Roger Abravanel (4)(5)	72	Director
Dori Brown(4)	48	Director
Eric D. Herschmann (3) (5)	55	Director
Ronald Kaplan(3) (5)	67	Director
Ofer Tsimchi(1)(2)(5)	59	Director
Amit Ben Zvi	67	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating committee.
(4)	Member of our strategy committee.
(5)	Independent under the Nasdaq rules.
(6)	External director under the Israeli Companies Law.

Executive Officers

Yuval Dagim has served as our Chief Executive Officer since August 2018. Prior to joining us, from 2016 to 2017, Mr. Dagim served as the CEO of Shikun & Binui Ltd. (TASE: SKBN.TA), a global construction and infrastructure company. Prior to that, from 2011 to 2016, Mr. Dagim held several managerial positions at Kimberly Clark, including as VP and Managing Director at Kimberly Clark Australia & New Zealand, and as Managing Director and Chief Executive Officer at Kimberly Clark Israel (Hogla Kimberly). From 2008 to 2011, he served as Managing Director of Quarry Products at Hanson UK, and from 2002 to 2008 as Regional Director & Deputy Managing Director at Hanson Israel. Mr. Dagim holds a B.Sc. degree in Mechanical Engineering from the Israeli Technological Institute, the Technion, and an executive M.B.A. from Bar Ilan University, Israel.

Ophir Yakovian has served as our Chief Financial Officer since April 2018. Prior to joining us, from 2017 to 2018, Mr. Yakovian served as the Chief Financial Officer of Perion Network Ltd. and prior to that, from 2015 to 2017, as the Chief Financial Officer of Tnuva Group, Israel’s largest food manufacturer. From 2012 to 2015, Mr. Yakovian served as the Chief Financial Officer of Lumenis Ltd., a global leader in the field of minimally-invasive clinical solutions.  Prior to that, from 2006 to 2012, he served as VP Finance of Verint Systems. Mr. Yakovian holds a Bachelor’s degree in economics and accounting and a Master’s degree in business economics from Bar Ilan University, Israel. He is a Certified Public Accountant.

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

Ken Williams has served as our President of North America since January 2019. Previously, from March 2016 to January 2019, he has served as our President of Caesarstone Canada. Prior to joining us, from February 1999 to March 2016, Mr. Williams held various senior executive level leadership positions, including Executive Vice President of Sales and Marketing, in a number of Masco Corporation divisions, a global company involved in the design, manufacture and distribution of branded home improvement and building products. Previously, Mr. Williams held general management positions and leadership roles at Fortune Brands, the Redhill Company Ltd. and Thorn Stevenson Kellogg Management Consultants. Mr. Williams holds a Bachelor of Business Administration Degree from Trent University in Ontario, Canada.

Eli Feiglin has served as our Vice President Marketing since December 2009 and Vice President Global Marketing and Business Development since August 2018. Prior to joining us, Mr. Feiglin served as Vice President Marketing of Jafora-Tabori Ltd., a manufacturer and marketer of soft drinks, from 2005 to December 2009. From 2004 to 2005, Mr. Feiglin served as Chief Executive Officer of Comutech Ltd., a distributor of Siemens AG mobile handsets in Israel. From 1999 to 2004, Mr. Feiglin served as Marketing Manager of Pelephone Ltd., a cellular communications provider in Israel, and from 1996 to 1999, Mr. Feiglin served as Category Manager of Osem (Nestle Israel), a food manufacturer and distributor. From 1992 to 1996, Mr. Feiglin served as Project Manager of POC Strategic Consulting Ltd., a strategy and marketing consulting company. Mr. Feiglin holds a B.A. in management and economics and an M.B.A., each from Tel-Aviv University, Israel.

Hezi Eini has served as our Vice President, Supply Chain, since January 2019. Prior to joining us, from January 2009 to January 2019, Mr. Eini served in various managerial positions at Flex Ltd., including as VP Business Operations, India Mobile and VP Industrial Engineering & Lean at the global headquarters from 2016 to 2019; VP Materials & SC for WW Manufacturing operations from 2013 to 2016; and as EMEA Sir Dir Supply Chain from 2009 to 2013. Previously, from 2006 to 2008, Mr. Eini served as General Manager at Gpro Ltd. Prior to that, from 2000 to 2006, Mr. Eini served in several Sir Dir positions in operations and supply at Flex Ltd. From 1997 to 2000, Mr. Eini served as Plant Manager at Tambour. Mr. Eini holds a B.Sc. in Industrial Engineering form the Technion, the Israeli Institute of Technology.

Amihai Seider has served as our Vice President, Global Production, since March  2019.  Prior to joining us, from August 2003, Mr. Seider held various managerial positions at Haifa Chemicals, including VP Operations from May 2012 and Plant Manager from September 2006 to May 2012. Previously, from 1994 to 2003, Mr. Seider held managerial roles at Electrochemical Industries (1952) Ltd., including as Plant Manager from 2000 to 2003.  Mr. Seider holds a B.Sc. in Chemical Engineering from Technion University, and an M.B.A. from Haifa University, Israel.

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

Ron Mosberg has served as our General Counsel & Corporate Secretary since September 2018. Prior to joining us, from 2015, Mr. Mosberg served as the General Counsel and Corporate Secretary at Enzymotec Ltd. Previously, from 2011 to 2015, Mr. Mosberg served as an associate at the law firm of Pearl Cohen Zedek Latzer Baratz; from 2010 to 2011, as an associate at the law firm of Golfarb Seligman; and from 2007 to 2010 an associate at the law firm of Yossi Avraham. Mr. Mosberg holds an LL.B in Law and Psychology from Tel Aviv University, Israel.

Nirit Peled Muntz has served as our Vice President, Human Resources since November 2018. Prior to joining us, from April 2018, Ms. Peled Muntz served as the Chief Human Resources Officer at Lumos Global. Previously, she held various managerial positions at IQVIA, including as Regional Senior Director HR, CEE and North Europe, from 2014 to 2018; as HR Director Eastern Europe & Middle East, from 2011 to 2014; and as HR Manager, from 2006 to 2010. Prior to that, from 2003 to 2005, Ms. Peled Muntz served as the head of HR at Arcaffe, and from 2000 to 2002 as OD& Training Manager at Deal Time (eBay). Ms. Peled Muntz holds a B.A. in Sociology and Anthropology and M.A. in Labor Studies, each from Tel Aviv University, Israel.

Israel Sandler has served as our Vice President, Special Projects and, prior to that, as Chief Commercial Officer since September 2017. Most recently, since May 2018, Mr. Sandler served as interim President of Caesarstone U.S. Prior to joining us, from 2015 through April 2017, Mr. Sandler served as a Corporate Director Home Category of Keter Plastic LTD and from 2008 to 2014, Mr. Sandler served as CEO of European Plastic Group, Keter's European holding entity. From 2005 to 2007, Mr. Sandler served as Managing Director of Kodak GCG Europe, and from 2001 to 2004 held several managerial positions at Creo EMEA. Prior to that, from 1990 to 2000, Mr. Sandler served in several managerial positions at Orbotech Ltd., including as Corporate Vice President from 1997 to 2000. Mr. Sandler has a Bachelor of Science Degree in Accounting and completed an Advanced Management Program (AMP) from INSEAD, Fontainebleau, France.

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

Irit Ben-Dov has served as our external director under the Companies Law since March 2012. Since January 2019, Ms. Ben-Dov has served as the VP Head of EMEA of Amiad Water Systems Ltd. (traded on the Alternative Investment Market of the London Stock Exchange), an Israeli manufacturer which specializes in developing and marketing environmentally-friendly filtration solutions for industrial, municipal, and agricultural use. Previously, from February 2015 to January 2019, Ms. Ben-Dov has served as the VP Finance and CFO of Amiad. Since November 2013 to February 2015 Ms. Ben-Dov has served as the VP of Business and Finance of Baccara-Geva, an Israeli manufacturer of pneumatics, automation and control solutions. From January 2012 to October 2013, Ms. Ben-Dov has served as the Chief Financial Officer of Plassim Group, an Israeli manufacturer of plastic pipes and fittings. From January 2011 to December 2011, Ms. Ben-Dov served as the Chief Financial Officer of Dynasec Ltd., a risk management and regulatory compliance software start-up company. From November 2003 to June 2010, Ms. Ben-Dov served as Chief Financial Officer of Maytronics Ltd., an Israeli public company. From 2001 to 2003, Ms. Ben-Dov served as an accountant at Ernst & Young, Israel. Ms. Ben-Dov currently serves as an external director and chairperson of the audit committee of Palram Industries Ltd., an Israeli public company. Ms. Ben-Dov holds a B.A. in Statistics from Haifa University, Israel and an M.B.A. from Derbi University, Israel. Ms. Ben-Dov is an Israeli Certified Public Accountant.

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

Roger Abravanel has served as our director since December 2016. Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of Teva Pharmaceutical Industries Ltd., from 2007 to 2017, as a director of COFIDE—Gruppo De Benedetti SpA. from 2008 until 2013, as a director of Luxottica Group SpA. from 2006 to 2014, and as a director of Admiral Group plc from 2012 until 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as Chairman of INSEAD’s Advisory Group in Italy. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

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

B.            Compensation of Officers and Directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock-based compensation, for the year ended December 31, 2018, was $5.9 million. This amount includes $1.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

CEO Compensation

Pursuant to a services agreement we entered into with our Chief Executive Officer, Yuval Dagim, in consideration for services provided by Mr. Dagim, starting from August 10, 2018, the date he joined Caesarstone, we pay Mr. Dagim monthly compensation of $55,000, as well as provide benefits that are customary for senior executives in Israel, such as reimbursement for the costs of a cellular phone and car fuel used in the course of performing his obligations.

Mr. Dagim is also entitled to an annual cash bonus based on achievement of qualitative and quantitative performance goals and objectives, as follows:

1.	For the year 2019 and onwards, Mr. Dagim will be entitled to an annual bonus amount not to exceed $840,000, which will be calculated as follows:

(i)	0.75%* [R+E+N], whereas:

R = year over year revenue growth (in dollar terms);

E = year over year adjusted EBITDA growth (in dollar terms);

N= year over year adjusted net profit growth (in dollar terms).

Adjusted EBITDA will be such figure as the Company will publish upon releasing its financial statements.

In case of an inorganic growth through a completion by the Company of acquisition or a merger, R, E and N will be adjusted to exclude the impact of such merger or acquisition in the first twelve months following the closing of such merger of acquisition.

(ii)	In any event, the maximum annual bonus amount will not exceed $840,000, and each of the components R, E and N multiplied by 0.75% can contribute to the annual bonus up to $420,000.

For example, (a) if the R component grows by $100 million but the other two components did not grow, the annual cash bonus will be $420,000; and (b) if 0.75%*[R+E+N] is greater than $840,000, the annual bonus will be $840,000.

(iii)	The R component will always be adjusted in accordance with the E component, such that:

•          In the event that in a particular year the E component equals zero or below, the annual bonus calculated based on the R component will be reduced to 50%, and in any event will not exceed $210,000;

•          In the event that in a particular year the E component represents 10% or more of a decrease in Adjusted EBITDA year over year, no bonus will be payable in relation to the R component.

2.
In the event of termination of engagement during a calendar year, other than for cause, Mr. Dagim will be entitled to an annual cash bonus for such year pro-rated relative to the actual engagement period during the same year.

3.	Pursuant to the Company’s compensation policy, the annual cash bonus will, in no event, exceed 2.5% of the net profit of the Company for the same fiscal year.

In addition, Mr. Dagim will be entitled to receive a signing bonus in the amount of NIS 400,000 upon the completion of his first year with us (12 months). In the event of termination by us during the first year, for any reason, except for cause, Mr. Dagim will be entitled to a prorated amount of such signing bonus.

In November 2018, Mr. Dagim received 300,000 options to purchase ordinary shares of the Company (the “Options”) and 40,000 restricted share units each representing a right to receive one ordinary share of the Company (the “RSUs”). The exercise price of the Options is $15.65, which is the closing price of our ordinary shares as traded on Nasdaq at the date of approval of the grant by our board of directors. The Options and RSU’s were granted in accordance with, and subject to, all terms and conditions of the Company’s 2011 Incentive Compensation Plan and our customary option agreement, including, among other things, provisions for the adjustment of the exercise price of the options in case of distribution of dividends. The Options and RSUs are subject to a vesting schedule over a period of four years, as follows: 25% of the Options and RSUs will vest upon the lapse of each 12 months following the date Mr. Dagim joined Caesarstone, provided, however, that upon the lapse of the notice period, the amount of Options and RSUs which is equal to 75,000 and 10,000, respectively, multiplied by a fraction, the numerator of which will be the period elapsed as of the last date a portion of the Options and RSUs has vested and the denominator of which will be a 12 months period, will be accelerated and automatically be vested. The Options and RSUs will fully accelerate and vest in the event of a Change of Control (as such term is defined in the Company’s 2011 Incentive Compensation Plan). Mr. Dagim may be entitled to exercise the vested Options and RSUs, subject to his option agreement and applicable law, until the earlier of (i) 120 days following his adjustment period, or (ii) the expiration of the Options.

In addition, in the event that within 12 months following the date on which through an event or a transaction or a series of events or transactions, a person, other than the Kibbutz, beneficially owns more ordinary shares of the Company than the ordinary shares then beneficially owned by Tene, but in no event not less than 25% of our outstanding ordinary shares, we terminate Mr. Dagim’s engagement with us other than for cause or material non-performance, all outstanding options and other equity awards then held by Mr. Dagim shall become fully vested and exercisable.

We and Mr. Dagim may each terminate the agreement (other than for cause) with three (3) months prior written notice. Upon termination by us (not for cause), he shall be entitled, in addition to the prior notice period, to an adjustment period of six (6) months. Upon termination by Mr. Dagim, subject to him completing a twelve (12) month engagement period with us, he shall be entitled in addition to the prior notice period, to an adjustment period of three (3) months.

Director Compensation

Each of our directors (not including the Chairman of the board of directors, Mr. Roger Abravanel, Mr. Ronald Kaplan and Mr. Eric D. Herschmann) is entitled to the payment of annual fee of NIS 120,000 (approximately $32,000) and payment of NIS 3,350 (approximately $900) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions adopted without an actual convening (meaning, unanimous written resolutions) and for participating through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced to 50%; and (2) for participation through media communication, the participation compensation will be reduced to 60%.

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

Dr. Ariel Halperin, our chairman of the board of directors, is entitled to an annual fee in the amount of NIS 750,000 (approximately $200,000), payable in equal quarterly installments.

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

Further, in September 2017, we granted 3,750 options to purchase our ordinary shares to each of our directors (other than Chairman of our board of directors), and granted 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the board of directors, each with an exercise price of $28.65, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. The options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company’s incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. The options vest in three (3) equal annual installments, with the first installment vesting on August 1, 2018, subject to the continuous service on the board of directors on the relevant vesting date. For a discussion of the compensation granted to our five most highly compensated office holders during or with respect to 2018, see “Individual Covered Executive Compensation” below.

Individual Covered Executive Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2018, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
			(in U.S. dollars)
Yuval Dagim	658,300	70,000	191,428	735	920,463
Israel Sandler	366,493	79,426	175,135	15,777	636,831
Yaron Mund (6)	493,072	20,138	37,809	12,511	563,530
David Cullen	339,659	48,916	89,086	8,316	485,978
Erez Margalit	329,897	24,328	93,296	13,679	461,199

(1)	All Covered Executives are employed by us on a full time (100%) basis.

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

(3)
Represents annual bonuses granted to the Covered Executive based on formulas set forth in the bonus plans and approvals set forth in the respective resolutions of our compensation committee and the board of directors.

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2018, based on the option's  and RSU’s award’s fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2u to our consolidated financial statements.

(5)	Includes mainly leased car and mobile phone expenses.

(6)	As of March 1, 2019, Mr. Mund no longer serves as our VP Operations.

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

Equity incentive plan

We adopted the 2011 Incentive Compensation Plan (the “2011 plan”) in July 2011. We provide stock-based compensation under the 2011 plan to our directors, executive officers, employees and consultants, and those of our affiliates. The 2011 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries employees, directors and consultants and to enhance our and our subsidiaries ability to attract and retain employees, directors and consultants. See also Note 12 to our financial statements included elsewhere in this report for additional information about grants of options and RSUs in recent years.

As of March 5, 2019, the number of ordinary shares allocated under the 2011 plan was 2,384,461 ordinary shares. Considering the number of options and RSUs already granted, as of March 5, 2019, 890,539 ordinary shares remained available for future option or RSU grants under the 2011 plan.

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

Grant of stock options to Chief Executive Officer

See “ITEM 6.B: Directors, Senior Management and Employees—Compensation of Officers and Directors—CEO Compensation.”

C.            Board Practices

Corporate governance practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” as follows: As permitted under the Companies Law, pursuant to our articles of association, the quorum required for any meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares, instead of 33.33% of the issued share capital required under the Nasdaq requirements. At an adjourned meeting, any number of shareholders constitutes a quorum for the business for which the original meeting was called.

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

Additionally, under the Companies Law, the role of the audit committee includes the identification of irregularities in our business management, among other things, by consulting with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors. In addition, the audit committee or the board of directors, as set forth in the articles of association of the company, is required to approve the yearly or periodic work plan proposed by the internal auditor. The audit committee is required to assess the company’s internal audit system and the performance of its internal auditor. The Companies Law also requires that the audit committee assess the scope of the work and compensation of the company’s external auditor. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law, whether certain transactions with a controlling shareholder will be subject to a competitive procedure (regardless of whether or not such transactions are deemed extraordinary transactions) and to set forth the approval process for transactions that are “non-negligible” (meaning, transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee. The audit committee charter states that in fulfilling its role the committee is entitled to demand from us any document, file, report or any other information that is required for the fulfillment of its roles and duties and to interview any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee. In 2018, as part of maintaining an appropriate IT infrastructure to support our daily operations, our IT team presented an overview of cyber risk in the Company to our audit committee.

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

•
expenses incurred by an office holder or certain compensation payments made to an injured party that were instituted against an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

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

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure instituted against him or her, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of a duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. We have agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to the greater of 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made, and $30 million. Such indemnification amounts are in addition to any insurance amounts. Each office holder who previously received an indemnification letter from us and agreed to receive this new letter of indemnification, gave his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any; however, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

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

As of December 31, 2018, we had 1,534 employees, of whom 714 were based in Israel, including 50 individuals who provide services to us through our manpower agreement with Kibbutz Sdot-Yam and with whom we do not have employment relationships, 510 employees in the United States, including 214 employees in our Richmond Hill facility, 115 employees in Australia, 134 in Canada, 36 in the United Kingdom and 25 in Asia. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three fiscal years:

	As of December 31,
Department	2018	2017	2016
Manufacturing and operations	950	962	905
Research and development	17	16	15
Sales, marketing, service and support	410	407	375
Management and administration	157	160	139
Total	1,534	1,545	1,434

In 2018, the size of our global workforce slightly declined by 11 employees. The growth in the size of our global workforce by 111 employees in 2017 is related primarily to commencement of direct distribution operations in the United Kingdom and the expansion of labor force to enable increased manufacturing capacity, mainly in our U.S. facility.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 5, 2019, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Executive Officers
Yuval Dagim	*	*
Ophir Yakovian	*	*
David Cullen	*	*
Ken Williams	*	*
Eli Feiglin	*	*
Hezi Eini	*	*
Amihai Seider	*	*
Erez Margalit	*	*
Giora Wegman	*	*
Ron Mosberg	*	*
Nirit Peled Muntz	*	*
Israel Sandler	*	*

Directors
Dr. Ariel Halperin	*	*
Irit Ben- Dov	*	*
Dr. Ofer Borovsky	*	*
Roger Abravanel	*	*
Dori Brown	*	*
Eric D. Herschmann	*	*
Ronald Kaplan	*	*
Ofer Tsimchi	*	*
Amit Ben Zvi	*	*

All current directors and executive officers as a group (21 persons)	120,203	*

*	Less than one percent of the outstanding ordinary shares.

(1)  As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 5, 2019, through the exercise of any option or warrant. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or other awards that are convertible into our ordinary shares within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or other agreements, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 34,368,511 ordinary shares outstanding as of March 5, 2019.

All of our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association —Voting.”

Our directors and executive officers hold, in the aggregate, options and RSUs exercisable for 680,703 ordinary shares (including 65,750 RSUs), as of March 5, 2019. The options have a weighted average exercise price of $20.41 per share and the RSUs have a weighted average fair value of $18.22 and have expiration dates generally seven years after the grant date of the option.

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

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or other agreements that are currently exercisable or exercisable within 60 days of March 5, 2019, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The amounts and percentages are based upon 638,511 ordinary shares outstanding as of March 5, 2019.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	13,892,132	40.4%
Tene Investment in Projects 2016, L.P.(2)(3)	13,892,132	40.4%
Invesco Ltd (4)	2,415,189	7.0%
Itshak Sharon (Tshuva) (5)	2,085,567	6.1%

 (1) Based on information received from Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. ("Mifalei Sdot-Yam"), Mifalei Sdot-Yam is controlled by Sdot- Yam Business, Holding and Management – agricultural cooperative society Ltd., which is in turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power, over 13,892,132 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Amit Ben-Zvi (substitute Chairman), who is a director on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

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

As of December 31, 2018, 50 of our employees, or 3.3% of our total workforce, are also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed on November 21, 2018, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 13,892,132 ordinary shares and shared dispositive power over 5,452,132, consisting of (i) 3,452,132 ordinary shares, which it directly owns, and (ii) 2,000,000 ordinary shares underlying an immediately exercisable call option (“Call Option”) from Mifalei Sdot-Yam, which it directly owns pursuant to the Shareholders’ Agreement (as defined below) with Mifalei Sdot-Yam. Pursuant to the Shareholders’ Agreement, Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot- Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors.  Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 13,892,132 ordinary shares and dispositive power over the 5,452,132 ordinary shares, in each case, beneficially owned by Tene.

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

(4) Based on a Schedule 13G/A filed with the SEC on February 4, 2019 by Invesco Ltd, as of December 31, 2018, Invesco Ltd. holds sole voting power over 2,415,189 shares and sole dispositive power over 2,415,189 shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta GA 30309.

 (5) Based on Schedule 13G filed with the SEC on February 14, 2019 by Itshak Sharon (Tshuva), as of December 31, 2018, Itshak Sharon (Tshuva) held shared voting and dispositive power over 2,085,867 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The address of Itshak Sharon (Tshuva) and Delek Group Ltd. is 19 Abba Eban ,Blvd., P.O.B. 2054, Herzliya, 4612001, Israel. The address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

Changes in Ownership

Prior to our IPO in March 2012, Kibbutz Sdot-Yam owned 18,715,000, or 70.1% of our ordinary shares. After the IPO, due to our issuance of ordinary shares, the Kibbutz’s ownership in our ordinary shares decreased to 56.1%. As a result of two subsequent public offerings of ordinary shares completed in 2013 and 2014, the Kibbutz sold 6,325,000 of the 17,765,000 ordinary shares it owned, decreasing its ownership percentage to 32.8% after those offerings. Pursuant to the Shareholders’ Agreement, effective October 13, 2016, the Kibbutz sold to Tene 1,000,000 of its 11,440,000 ordinary shares and granted to Tene the Call Option to purchase 2,000,000 ordinary shares. During 2018, Tene purchased additional 2,452,132 ordinary shares in the open market. The parties also agreed to vote at general meetings of our shareholders together, such that they share voting power over 13,892,132 ordinary shares. As a result, as of March 5, 2019, the Kibbutz and Tene each beneficially owned 40.4% of our ordinary shares.

As of December 31, 2018, Joho Capital, L.L.C. ceased to beneficially own our ordinary shares. As of December 31, 2017, Vaughan Nelson Investment Management and Baron Capital Group, Inc. ceased to beneficially own more than 5% of our ordinary shares. As of December 31, 2016, FMR LLC ceased to beneficially own more than 5% of our ordinary shares.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 5, 2019, there were three registered holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 59.6% of our outstanding ordinary shares.

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

Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $9.3 million in 2018, $9.5 million in 2017 and $9.7 million in 2016 (excluding VAT), as set forth in more detail below. We believe that these services are rendered to us in the ordinary course of our business and that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Under the Companies Law, our audit committee, board of directors and shareholders are required to approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years, unless the company’s audit committee, constituted in accordance with the Companies Law, determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances. Our audit committee has determined that the term of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, except for part of our manpower agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011, as amended on July 30, 2015 and November 27, 2018, as it relates to office holders, and the services agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011, as amended on February 13, 2012, July 30, 2015 and November 27, 2018.

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

Kibbutz Sdot-Yam currently permits us to use the land and facilities pursuant to a land use agreement which became effective in March 2012 and expires 20 years thereafter. Under the land use agreement, Kibbutz Sdot-Yam agreed to permit us to use approximately 100,000 square meters of land leased to the Kibbutz, consisting both of facilities and unbuilt areas, in consideration for an annual fee of NIS12.9 million ($3.5 million) in 2013 and thereafter, plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011. The annual fee may be adjusted after January 1, 2021 or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the ILA or Caesarea Development Corporation, and every three years thereafter if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel B.M. (“Bank Leumi”). Every addition or deletion of space is accounted for based on the original rates mentioned above.

In addition, in the land use agreement, we have waived any claims for payment of NIS 18.0 million ($4.6 million) from Kibbutz Sdot-Yam with respect to prior investments in infrastructure on Kibbutz Sdot-Yam’s lands used by us under the prior land use agreement.

Following a request by the Kibbutz to increase the fees due to it pursuant to the land lease agreement, the assessment of an appointed appraiser and negotiations between us and the Kibbutz, it was agreed to increase the fees under such agreement, such that for the year ended December 31, 2018 we paid additional amount of NIS 950,000 (approximately $250,000) and starting 2019 and on we will pay an additional annual amount of NIS 1,100,000 (approximately $293,000). Starting from January 1, 2014 and through September 2016, we made use as needed of additional office space in Kibbutz Sdot-Yam of approximately 400 square meters, for an annual payment of NIS 77,956 (approximately $20,000) in 2014, NIS 116,643 (approximately $30,000) in 2015 and 2016. Such additional area was used by us as long as we needed it under terms materially similar to the land use agreement. In September 2016, we returned such premises to the Kibbutz. Starting from September 2014, we use an additional approximately 9,000 square meters based on our needs and Kibbutz Sdot-Yam’s consent under terms materially similar to the land use agreement, for an additional monthly fee of NIS 10,000 (approximately $3,000) which is not based on the original rates. However, we have the right to return these premises to Kibbutz Sdot-Yam earlier, following a 90-day prior written notice.

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

We have committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($0.9 million) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, we committed to pay NIS 200,000 (approximately $53,000) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment deducted in monthly installments over a four-year period beginning the year the construction completed from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to our Sdot-Yam facility.

While Kibbutz Sdot-Yam is responsible under the agreement for obtaining various licenses, permits, approvals and authorizations necessary for use of the property, we have waived any monetary recourse against Kibbutz Sdot-Yam for failure to receive such licenses, permits, approvals and authorizations.

Pursuant to an agreement dated January 4, 2012, for the settlement of reimbursement for building expenses incurred by us from January 2012, an annual amount of NIS 82,900 (approximately $22 thousands) will be deducted from the land use fees until year 2020.

Pursuant to these land use agreements, we paid to Kibbutz Sdot-Yam an aggregate of $4.3 million in 2018, $4.0 million in 2017 and $3.3 million in 2016.

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

Agreement for Additional Land on the Grounds Near Our Bar-Lev Manufacturing Facility

Pursuant to the Agreement For Arranging For Additional Accord, we entered into the Agreement For Additional Land, in August 2013, pursuant to which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near our Bar-Lev manufacturing facility, which we required in connection with the construction of the fifth production line at our Bar-Lev manufacturing facility and leased it to us for a monthly fee of approximately NIS 70,000 (approximately $20,000), in accordance with the terms of the Agreement For Arranging For Additional Accord. Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to our plans, (iii) build a warehouse according to our plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The financing of the building of the warehouse is to be made through a loan that will be granted by us to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse, and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot-Yam by us for our use of the warehouse. The principal amount of the loan will bear interest at a rate of 5.3% a year. On November 30, 2015, the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to us. To date, the warehouse has not been constructed.

Pursuant to the land purchase and leaseback agreement and agreement for additional land in connection with our Bar-Lev facility, we paid to Kibbutz Sdot-Yam an aggregate of $1.2 million in 2018 and 2017 and $1.3 million in 2016.

Manpower agreement

In March 2001, we entered into a manpower agreement with Kibbutz Sdot-Yam, which was amended in December 2006. Pursuant to the agreement, Kibbutz Sdot-Yam agreed to provide us with labor services staffed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (each a “Kibbutz Appointee”). This agreement was replaced by a new manpower agreement, signed on July 20, 2011, with a term of 10 years from January 1, 2011 that will be automatically renewed, unless one of the parties gives six months’ prior notice, for additional one-year periods.  Our audit committee has determined that the term of the manpower agreement with Kibbutz Sdot-Yam is reasonable under the relevant circumstances except as it relates to office holders. Accordingly, under the Companies Law, the manpower agreement, with respect to office holders, is subject to re-approval by our audit committee, board of directors and general meeting every three years. On July 30, 2015, following the approval of our audit committee, compensation committee and board of directors, our shareholders approved an addendum to the Manpower Agreement between us and Kibbutz Sdot-Yam, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, for an additional three-year term as of the date of approval by the shareholders.  On November 27, 2018, following the approval of our audit committee, compensation committee and board of directors, our shareholders approved a second addendum to such agreement for an additional three-year term as of the date of approval by the shareholders.

Under the manpower agreement and addendums thereto (“manpower agreement”), Kibbutz Sdot-Yam provides us with labor services staffed by Kibbutz Appointees. The consideration to be paid for each Kibbutz Appointee is based on our total cost of employment for a non-Kibbutz Appointee employee performing a similar role. The number of Kibbutz Appointees may change in accordance with our needs. Under the manpower agreement, we will notify Kibbutz Sdot-Yam of any roles that require staffing, and if the Kibbutz offers candidates with skills similar to other candidates, we will give preference to the hiring of the relevant Kibbutz members. Kibbutz Sdot-Yam is entitled under the manpower agreement, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee of manpower services through his or her employment by Kibbutz Sdot-Yam and require such appointee to become employed directly by us.

Under the manpower agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 (approximately $67 thousands) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation.  Office holders who are Kibbutz Appointees have all benefits then provided to our other office holders, including without limitation, directors’ and officers’ liability insurance, and Company's indemnification and exemption undertaking. Pursuant to the manpower agreement, we paid to Kibbutz Sdot-Yam an aggregate of $2.5 million in 2018, $2.9 million in 2017 and $3.1 million in 2016. As of December 31, 2018, we engaged 50 Kibbutz Appointees on a permanent basis.

Services agreement

On July 20, 2011, we entered into a services agreement with Kibbutz Sdot-Yam, as amended on February 13, 2012 (“Original Services Agreement”). Pursuant to the Original Services Agreement, the Kibbutz provided us with various services related to our operational needs. The Original Services Agreement also outlined the distribution mechanism between us and Kibbutz Sdot-Yam, for certain expenses and payments due to local authorities, such as taxes and fees in connection with our business facilities. The agreement expired on March 21, 2015.

On July 30, 2015, following the approval of our audit committee and the board, our shareholders approved an amended services agreement for a period of three years. On November 27, 2015, following the approval of our audit committee and the board, our shareholders approved a further amended services agreement (“Amended Services Agreement”) for an additional period of three years. Under the Amended Services Agreement, Kibbutz Sdot-Yam will continue to provide us with various services it provides in the ordinary course of our business, for a period of three years commencing as of the date of approval by the shareholders. The amount that we pay Kibbutz Sdot-Yam under the Amended Services Agreement depends on the scope of services we will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from Kibbutz Sdot-Yam, considering its physical proximity to our manufacturing plant in Sdot-Yam and its expertise. The amounts we pay for the services are subject to certain adjustments for increases in the Israeli consumer price index. In addition, the Amended Services Agreement grants Kibbutz Sdot-Yam a right of first proposal in special projects with respect to the metal workshop services. The Amended Services Agreement also outlines the distribution mechanism between us and the Kibbutz for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with our business facilities. Each party may terminate such agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-days’ prior notice. In connection with such agreements, we paid to Kibbutz Sdot-Yam an aggregate of $1.3 million in 2018, $1.4 million in 2017 and $1.4 million in 2016.

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

ITEM 8: Financial Information

a.     Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2018, please see pages F-4 to F-67 of this report.

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

On January 17, 2018, the arbitrator provided its judgment, pursuant to which we are required to pay the claimants a total amount of approximately NIS 48.2 million ($13.9 million), including damages, interest and linkage to the Israeli Consumer Price index and legal fees. We recorded the above amount in 2017 as part of legal settlements and loss contingencies, net, line item in our consolidated statements of income and paid such amount in March 2018.

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

In December 2013, the magistrate’s court in Israel held that we were not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. The Israeli District Court subsequently dismissed our appeal of the decision of the magistrate’s court. As a result, the decision of the Israeli magistrate’s court stands and the finding that the agreement was terminated unlawfully is binding in the South African proceedings. Following the Israeli District Court’s decision, we have agreed with WOMAG to submit the South African matter to arbitration, for which hearings commenced in South Africa in September 2016. The arbitration is divided into two stages. Both stages relate to the quantum of damages payable by us; the first stage in respect of the merits and the second in respect of the quantum of claim if WOMAG succeeds with its disputed claim on the merits. At the conclusion of each stage, if any of the parties is not satisfied with the arbitrator’s decision, that party may lodge an appeal to a panel of three arbitrators to be appointed by the parties.

In October 2015, WOMAG amended its claim, seeking a reduced amount of €7.1 million ($7.7 million) and ZAR 43.7 million (South Africa RAND) ($2.8 million).  In June 2016, WOMAG further amended its claim, seeking a reduced amount of €6.2 million ($6.5 million) and ZAR 51.2 million (South Africa RAND) ($3.7 million) plus interest on any capital sum awarded. During 2018, WOMAG once again amended its claim, seeking a reduced amount of Euro 5.8 million (approximately $6,640) plus interest on any capital sum awarded.

In February 2019 the arbitrator delivered his award on the merits (the quantum is still to be decided). The arbitrator award was in WOMAG’s favor as it relates to the claim that remained outstanding (WOMAG has conceded, abandoned and seemingly withdrawn all their claims save for the one mentioned above) and imposed the costs relating to the arbitration on us. We are appealing the award and expect that the appeal process will be concluded by the end of 2019. Should it remain necessary to run the second phase of the arbitration on quantum, it is anticipated that this phase may only be finalized in 2020, with the possibility of an appeal in 2021. We believe that we submitted credible defenses to all the claims raised by WOMAG. We continue to believe that our defenses to this claim enjoy a reasonable prospect of success and intend to continue to defend it in the appeal process. We continue to monitor and estimate the possible loss deriving from this claim based on new information available and believe that we have recorded an adequate reserve for this claim.

Claims related to alleged silicosis and other injuries

Overview

We are subject to numerous claims by former employees, fabricators, their employees or the National Insurance Institute (NII) in Israel, alleging that workers contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Engineered stones, including our products, are typically comprised of approximately 90% silica, and smaller concentrations of silica are present in natural stones. Therefore, in some of the lawsuits it is claimed that fabrication of engineered stones creates higher exposure to silica dust, and, accordingly, creates a higher risk of silicosis.

Since 2008 through December 31, 2018, we have received lawsuits and demand letters alleging our liability for bodily injuries caused to 181 injured persons as a result of their exposure to silica dust relating to our products, of which 116 were still pending as of December 31, 2018, mainly in Israel, but also in Spain and Australia.  These claims were filed by individuals (including fabricators and their employees, and our former employees), their successors, employers as well as by the state of Israel, and subrogation claims by the NII in Israel, WorkerCover Queensland in Australia and others.

Since 2008 and through December 31, 2018, lawsuits with respect to five injured persons that were filed against us were dismissed and lawsuits with respect to 63 injured persons have been settled between us, the claimants, their employer, if any, and the State of Israel (out of these settled lawsuits, 25 were settled also with respect to the related NII subrogation claims).

Most of the claims in Israel do not specify a total amount of damages sought, as the plaintiff’s future damages are intended to be determined at trial.

In December 2013, a judgment was entered by the Central District Court of Israel in one of the lawsuits, pursuant to which we were found to be comparatively liable for 33% of the plaintiff’s total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence, and on the State of Israel at 27%. Following an appeal to the Israeli Supreme Court, the parties entered into a settlement agreement. The District Court’s ruling was cancelled except for his decision not to impose liability on the Distributer.

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

Class Action Claim in Israel

A lawsuit by a single plaintiff and a motion for its class certification were filed against us in April 2014 in the Central District Court in Israel mainly claiming we did not provide adequate warnings with respect to our products and that by our wrongful conduct we violated the plaintiff’s autonomy.

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

On January 4, 2018, we and the plaintiff submitted to the Israeli District Court a settlement agreement. If the settlement agreement is approved by the Court, the claim will be dismissed and we will make payments on a one-time basis, without any admission of liability, in an aggregate amount of approximately NIS 9.0 million (approximately $2.4 million) to fund certain safety related expenses at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses. As of the date of this report, the settlement agreement remains subject to the approval of the Court. The Israeli State Attorney General and other interested parties may notify the Court if they have any objection to the proposed settlement. While the Court extended the period in which the Attorney General can submit its position, as of the date of this report the position has not been submitted yet. A Court hearing is scheduled in May 2019 and we expect to receive a ruling from the Court regarding the settlement agreement by the end of 2019.

Our Probable Risks Related to Outstanding Claims

We intend to contest the pending claims against us, although there can be no assurance that we will succeed in these claims and it is probable that we will be liable for damages in connection with such lawsuits. As of December 31, 2018, we estimated that our total exposure with respect to all then-pending lawsuits in Israel related to 96 injured persons and the un-asserted NII claims was approximately $33.9 million, although the actual outcome of such lawsuits may vary significantly from such estimate. The number of injured persons takes into account the claim filed with a motion for its recognition as a class action, and does not include pre-litigation demand letters and settled claims for which the settled amount has not been paid yet.

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

Dividends

In February 2018, we declared the distribution of special cash dividend in the amount of $0.29 per share, paid on March 14, 2018, subject to withholding tax of 20%. We also adopted a dividend policy pursuant to which we intend to pay a quarterly cash dividend in the range of $0.10-$0.15 per share up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to the approval of our board of directors. We currently expect that payments of dividends pursuant to the dividend policy will be paid subject to our board of directors’ approval, after taking into account legal limitations, the benefit of the Company and its obligations, growth plans and other factors that our board of directors may deem relevant. Since January 1, 2018 and until March 5, 2019, we distributed dividends in the total amount of $0.59 per share (subject to 20% withholding tax).

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

b.     Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 34,368,511 are issued and 35,471,607are outstanding as of March 5, 2019.

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

c.     Material Contracts

 Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location in This Annual Report
Agreements with Kibbutz Sdot-Yam	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam.”
Agreements with Breton S.p.A. (Italy)	“ITEM 3: Key Information—Risk Factors— If we are unable to manufacture our existing products globally as planned, our results of operations and future prospects will suffer.”
Form of Indemnification Agreement	“ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of officer holders.”
Registration Rights Agreement, as extended by the Extension of Registration Rights Agreement and as amended	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.”

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax, which rate has been fluctuating during the last few years. Corporate tax rate was 26.5% in 2014 and 2015, 25% in 2016, and 24% in 2017. The corporate tax rate was further reduced to 23% in 2018 and thereafter. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are subject to tax at the prevailing corporate tax rate.

Foreign Exchange Regulations:

Commencing in taxable year 2014, we had elected and were permitted by the ITA to measure our taxable income and file our tax return under the Israeli Income Foreign Exchange Regulations. Under the Foreign Exchange Regulations, an Israeli company may calculate its tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars, is translated into NIS based on the exchange rate as of December 31 of each year.

Law for the Encouragement of Industry (Taxes), 5729- 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the “Encouragement of Industry Law”, provides several tax benefits for “Industrial Companies”. Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel which was incorporated in Israel and at least 90% of its gross income in any tax year (exclusive of income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial manufacturing.

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns, under certain conditions, with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

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

Eligible companies under the 2011 Amendment can receive benefits as a “Preferred Enterprise.” In order to receive benefits as a Preferred Enterprise, the 2011 Amendment states, among other requirements, that a company must meet certain conditions including owning an industrial enterprise that meets the “Competitive Enterprise” conditions as described by the Investment Law. The benefits granted to a Preferred Enterprise are determined depending on the location of the Preferred Enterprise within Israel.

Qualified enterprises located in specific locations within Israel are eligible for grants and/or loans simultaneously with tax benefits. Grants and/or loans are approved by the Investment Center.

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

A company that pays a dividend out of income generated from the Preferred Enterprise is required to withhold tax on such distribution at a rate of 20% (or a reduced rate under an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). In 2018 dividends paid out of preferred income and were subject to withholding tax at source at the rate of 20%.

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

The New Technological Enterprise Incentives Regime—the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and became effective on January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The new incentives regime will apply to “Preferred Technological Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were at least 7% of the company's turnover or exceeded NIS 75 million (approximately $20 million); and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employed in R&D; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.1 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.7 million), in the tax year and in the preceding three years; or (d) growth in workforce by an average of 25% over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in the preceding three years.

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.7 billion).

Preferred Technological Enterprises will be subject to a reduced corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $53 million), and the sale receives prior approval from the Israel Innovation Authority (previously known as the Israeli Office of the Chief Scientist) (“IIA”). Special Preferred Technological Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $133 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a parent foreign company holding at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Currently, we do not meet the above conditions to be eligible for the tax benefits pursuant to the New Technological Enterprise Incentives Regime—the 2017 Amendment.

The Encouragement of Industrial Research and Development Law, 5744-1984

IIA’s grants may limit our ability to manufacture products, or transfer technologies developed using these grants outside of Israel. If we were to seek approval to manufacture products, to consummate a merger or acquisition transaction with a non-Israeli party or to transfer technologies developed using these grants outside of Israel, we could be subject to additional royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal charges.

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

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter). As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our securities is taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (meaning, a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control” (including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (up to 47% for an individual in 2018) unless the benefiting provisions of an applicable treaty applies.

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

In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income ( “Israel-U.S.A. Double Tax Treaty”) exempts U.S. residents (for purposes of the Israel-U.S.A. Double Tax Treaty) from Israeli capital gains tax in connection with such sale, exchange or disposition provided, among others, that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident which is maintained in Israel; the capital gain arising from such sale, exchange or disposition is not attributed to real estate located in Israel; (v) the capital gains arising from such sale, exchange or disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the Israel-U.S.A. Double Tax Treaty) is holding the shares as a capital asset.

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

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made. Capital gains are also reportable on an annual income tax return.

Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued from Preferred Enterprise to Israeli individuals are subject to withholding tax at the rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption) will apply). An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations.

Non-Israeli resident (either an individual or a corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% or 30% (if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period) or 20% if the dividend is distributed from income attributed to Preferred Enterprise.  Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Controlling Shareholder or not), and 20% if the dividend is distributed from income attributed to a Preferred Enterprise. Such rates may be reduced by the application of the provisions of applicable double tax treaties (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). For example, under the Israel-U.S.A. Double Tax Treaty the following rate will apply to dividends distributed by an Israeli resident company to a U.S. resident (for purposes of the Israel-U.S.A. Double Tax Treaty):  if (A) the U.S. resident is a corporation which held during the portion of the taxable year preceding the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company and (B) not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends then the maximum tax rate is 12.5% on dividends, not generated by an Approved Enterprise or Beneficiary Enterprise. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident which is maintained in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

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

Based on the composition of our income, the composition and estimated fair market value of our assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2018 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2019. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2018 taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

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

f.      Dividends and Paying Agents

Not applicable.

g.     Statements by Experts

Not applicable.

h.     Documents on Display

You may read and copy this annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC through the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

We maintain a corporate website at http://www.caesarstone.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

i.      Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The majority of our revenues are denominated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 22.8%, 23.4%, and 24.3%, of our revenues in 2018, 2017 and 2016, respectively. Sales in Canadian dollars accounted for 17.3%, 16.6% and 15.9% of our revenues in 2018, 2017 and 2016, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in U.S. dollars, NIS and euros, and a smaller proportion in Canadian, dollars, Australian dollars and the British pound. As a result, a revaluation of the NIS, or to a lesser extent, the euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar
2016	(1.3)%	(3.7)%	(1.1)%	(0.3)%
2017	3.1%	2.1%	6.7%	2.0%
2018	(6.3)%	(3.4)%	(4.1)%	0.9%

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $10.6 million in 2018.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $6.8 million in 2018.

Devaluation of NIS relative to the U.S. dollar would decrease our revenues generated in Israel. However, our NIS operating costs when reported in U.S. dollars would decrease to a greater extent, resulting in higher operating income. As a result, assuming a 10% decrease in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would increase by $8.1 million in 2018.

An appreciation of the euro relative to the U.S. dollar would increase our revenues generated in Europe and certain other countries. However, our Euro operating costs when reported in U.S. dollars would increase to a greater extent, resulting in lower operating income. Assuming a 10% increase in the euro relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $3.3 in 2018.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our most significant exposure as of December 31, 2018, relates to a potential change in the exchange rate of the Australian dollar and NIS and to a lesser extent to the euro, the Canadian dollar and the British pound relative to the U.S. dollar. Assuming a 10% decrease in the Australian dollar and Euro relative to the U.S. dollar, and assuming no other changes, finance expenses. net would have increased by $2.5 million and $0.7 million.  Assuming a 10% decrease in the NIS, GBP, Canadian dollar and Singaporean dollar relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have decreased by $1.3 million, $1.1 million, $1.0 million and $0.2 million, respectively.

We use forward contracts to manage currency risk with respect to those currencies in which we generate revenues or incur expenses. Our functional currency is the U.S. dollar, and we use Australian/U.S. dollar, Euro/U.S. dollar and U.S. dollar/Canadian dollar and GBP/ U.S. dollar forward contracts. The derivatives instruments partially offset the impact of foreign currency fluctuations. We may in the future use derivative instruments to a greater extent or engage in other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks. Currency instruments other than our U.S. dollar/NIS forward contracts are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. Therefore, we have been incurring financial loss or income as a result of these derivatives.

As of December 31, 2018, we had the following foreign currency hedge portfolio (U.S. dollar in thousands):

		USD/NIS	EUR/USD	GBP/USD	USD/CAD	AUD/USD	TOTAL

Buy forward contracts	Notional	—	—	—	—	—	—
	Fair value	—	—	—	—	—	—
	Average rate	—	—	—	—	—	—
Sell forward contracts	Notional	79,544	8,267	—	—	—	87,811
	Fair value	(460)	63	—	—	—	(397)
	Average rate	3.69	1.14	—	—	—
Buy put options	Notional	—	—	—	—	—	—
	Fair value	—	—	—	—	—	—
	Average rate	—	—	—	—	—	—
Sell call options	Notional	—	—	—	—	—	—
	Fair value	—	—	—	—	—	—
	Average rate	—	—	—	—	—	—
Total notional value		79,544	8,267	—	—	—	87,811
Total fair value		$(460)	$63	—	—	—	$(397)

For the year ended December 31, 2018, net embedded losses on our foreign currency open derivatives transactions were $0.4 million. For the year ended December 31, 2017, net embedded losses on our foreign currency open derivative transactions were $0.2 million. For the year ended December 31, 2016, net embedded gains on our foreign currency open derivative transactions were $2.0 million.

For the year ended December 31, 2018, our finance income generated from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $2.4 million.  For the year ended December 31, 2017, our finance expenses generated from derivatives including the impact of the foreign exchange rate revaluation were $1.8 million.  For the year ended December 31, 2016, our finance income generated from derivatives including the impact of the foreign exchange rate revaluation were $1.3 million.

Interest rates

We had cash and short-term bank deposits totaling $93.6 million at December 31, 2018. Our cash, cash equivalents and short-term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: Controls and Procedures

(a)           Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2018 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

ITEM 16B: Code of Ethics

The Company has adopted a code of ethics (“Code of Ethics”) that applies to the Company’s chief executive officer, and all senior financial officers, including the Company’s chief financial officer, the controller and persons performing similar functions. The Company has also adopted a separate code of conduct that applies to the Company’s directors, officers and employees, which was most recently amended in October 2017. We have posted these codes on our corporate website at http://ir.caesarstone.com/corporate-governance/governance-overview. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

Waivers of our Code of Ethics may only be granted by the board of directors. Any amendments to this Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2018.

ITEM 16C: Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2018	2017
	(in thousands of U.S. dollars)
Audit fees(1)	$657	$591
Audit-related fees(2)	27	26
Tax fees(3)	25	99
All other fees(4)	60	63
Total	$769	$779

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2018 and 2017, and its internal control over financial reporting as of December 31, 2018 and 2017, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

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

ITEM 16H: Mine Safety Disclosures

Not applicable.

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits
INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended on February 21, 2014 (4)
1.2	Memorandum of Association of the Registrant (2) ∞
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.3	Letter Agreement between the Registrant and Mikroman Madencilik San ve TIC.LTD.STI for 2019 **
4.4	2011 Incentive Compensation Plan, as amended (6)
4.5	Form of Indemnification Agreement (3)
4.6	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.7	Addendum, dated February 13, 2012, to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.8	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.9	Addendum, dated July 2015, to the Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (6) ∞
4.10	Addendum No. 2, dated November 2018, to the Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011(9)
4.11	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 2015 (6)∞
4.12	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated November 2018 (9)
4.13	Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.14	Addendum, dated February 13, 2012 to the Agreement for Arranging Additional Accord, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.15
Form of Registration Rights Agreement, by and among the Registrant, Kibbutz Sdot-Yam, Tene Quartz Surfaces Investments Limited Partnership and Tene Quartz Surfaces Investments (Parallel) Limited Partnership, dated July 21, 2011, as amended on September 19, 2017(8)

4.16
Extension of Registration Rights Agreement, by and among the Registrant, Kibbutz Sdot-Yam, Tene Quartz Surfaces Investments Limited Partnership and Tene Quartz Surfaces Investments (Parallel) Limited Partnership, dated February 13, 2012 (3)

4.17	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (3) ∞
4.18	Compensation Policy of Caesarstone Ltd.(7)
4.19	Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 (5)*
4.20	USA Plant Exercise Notice, dated November 6, 2013, pursuant to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 (5) *
4.21	Addendum, dated February 12, 2014, to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 and to the USA Plant Exercise Notice, dated November 6, 2013 (5) *
4.22	Agreement for the Supply of Bretonstone Slab Plants, dated June 5, 2014 (5) *
4.23	Letter Agreement between the Registrant and Polat Maden Sanayi ve Ticaret A.S. for 2019**
8.1	List of Subsidiaries of the Registrant (7)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith

15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)
15.2	Consent of Grant Thornton Audit Pty Ltd.
15.3	Consent of Freedonia Custom Research, Inc.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Previously filed with the Securities and Exchange Commission on March 19, 2012 pursuant to a registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 6, 2012 pursuant to a registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on February 16, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on May 13, 2014 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(5)	Previously filed with the Securities and Exchange Commission on March 12, 2015 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(6)	Previously filed with the Securities and Exchange Commission on March 7, 2016 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(7)	Previously filed with the Securities and Exchange Commission on March 13, 2017 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(8)	Previously filed with the Securities and Exchange Commission on March 12, 2018 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(9)	Previously filed with the Securities and Exchange Commission on October 25, 2018, pursuant to Exhibit 99.1 to an immediate report on Form 6-K and incorporated by reference herein.

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

Caesarstone Ltd.

	By:	/s/ Yuval Dagim
Yuval Dagim
Chief Executive Officer

Date: March 14, 2019

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CAESARSTONE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Caesarstone Ltd. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits and the report of other auditor, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Caesarstone Australia Pty Ltd., a wholly-owned subsidiary, which reflect total assets constituting 12% and 11% at December 31, 2018 and 2017, respectively, and total revenues constituting 23% in 2018 and 2017 and 24% in 2016 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Limited, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 14, 2019 expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
March 14, 2019	KOST FORER GABBAY & KASIERER
We have served as the Company's auditor since 2004	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CAESARSTONE LTD.

Opinion on Internal Control over Financial Reporting

We have audited Caesarstone Ltd. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company, based on our audit and the report of the other auditor, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Caesarstone Australia Pty Ltd.  a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 12% and 23%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018. The effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes, and our report dated March 14, 2019 expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
March 14, 2019	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2018	2017

ASSETS

Current assets:
Cash and cash equivalents		$93,562	$138,707
Trade receivables (net of allowance for doubtful accounts of $1,247 and $1,179 at December 31, 2018 and 2017, respectively)		72,555	73,267
Other accounts receivable and prepaid expenses	3	25,495	33,053
Inventories	4	158,492	132,940

Total current assets		350,104	377,967

Long-term assets:
Severance pay fund		3,591	3,887
Other long-term receivables	10	5,435	8,502
Deferred tax assets, net	11	6,372	3,965
Long-term deposits and prepaid expenses		2,799	2,743
Property, plant and equipment, net	5	213,338	216,653
Other intangibles assets	6	-	2,241
Goodwill	7	35,283	37,029

Total long-term assets		266,818	275,020

Total assets		$616,922	$652,987

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2018	2017

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank credit	8	$7,567	$4,191
Trade payables		55,787	64,021
Related party and other loan	13	2,908	3,463
Short term legal settlements and loss contingencies	10	13,146	25,782
Accrued expenses and other liabilities	9	31,873	30,000

Total current liabilities		111,281	127,457

Long-term liabilities:
Long-term loan and financing leaseback from a related party	13	7,089	8,336
Accrued severance pay		4,695	5,556
Long-term warranty provision		1,267	1,151
Long term legal settlements and loss contingencies	10	26,089	23,454
Deferred tax liabilities, net	11	-	657

Total long-term liabilities		39,140	39,154

Redeemable non-controlling interest	2(v)	-	16,481

Commitments and contingent liabilities	10

Equity:	12
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2018 and 2017; 35,466,307 and 35,442,056 issued at December 31, 2018 and 2017; 34,363,211 and 34,338,960 shares outstanding at December 31, 2018 and 2017, respectively		371	371
Additional paid-in capital		153,593	151,880
Capital fund related to non-controlling interest	1(c)	(5,587)	-
Accumulated other comprehensive income (loss), net		(3,177)	683
Retained earnings		360,731	356,391
Treasury shares at cost – 1,103,096 ordinary shares at December 31, 2018 and 2017		(39,430)	(39,430)

Total equity		466,501	469,895

Total liabilities and equity		$616,922	$652,987

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2018	2017	2016

Revenues	$575,871	$588,147	$538,543
Cost of revenues	412,457	390,924	326,057

Gross profit	163,414	197,223	212,486
Operating expenses:
Research and development	3,635	4,164	3,290
Marketing and selling	74,786	81,789	70,343
General and administrative	43,323	45,930	40,181
Legal settlements and loss contingencies, net	8,903	24,797	5,868

Total operating expenses	130,647	156,680	119,682

Operating income	32,767	40,543	92,804
Finance expenses, net	3,639	5,583	3,318

Income before taxes on income	29,128	34,960	89,486
Taxes on income	4,560	7,402	13,003

Net income	$24,568	$27,558	$76,483

Net income attributable to non-controlling interest	163	1,356	1,887

Net income attributable to controlling interest	$24,405	$26,202	$74,596

Basic and Diluted net income per share of ordinary shares	0.72	0.73	2.08

Weighted average number of ordinary shares used in computing basic income per share (in thousands)	34,358	34,334	34,706

Weighted average number of ordinary shares used in computing diluted income per share (in thousands)	34,409	34,386	34,764

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Net income	$24,568	$27,558	$76,483

Other comprehensive income (loss) before tax:
Foreign currency translation adjustments	(4,294)	2,910	1,100
Unrealized income (loss) on foreign currency cash flow hedge	(589)	(36)	9
Income tax benefit (expense) related to components of other comprehensive income (loss)	92	8	(161)

Total other comprehensive income (loss), net of tax	(4,791)	2,882	948

Comprehensive income	19,777	30,440	77,431
Less: comprehensive income (loss) attributable to non-controlling interest	768	(2,405)	(2,093)

Comprehensive income attributable to controlling interest	$20,545	$28,035	$75,338

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

				Additional paid-in capital		Retained earnings	Accumulated other comprehensive income (loss), net(1)	Capital fund related to non-controlling interest	Treasury shares	Total equity
	Common Stock
	Shares	Amount

Balance as of January 1, 2016	35,294,755	370		142,765		258,978	(1,892)	-	-	400,221
								-
Other comprehensive income	-	-		-		-	742	-	-	742
Net income	-	-		-		74,596	-	-	-	74,596
Equity-based compensation expense related to employees (2)	-	-		3,506		-	-	-	-	3,506
Compensation paid by a shareholder (3)	-	-		266		-	-	-	-	266
Purchase of treasury shares	(1,103,096)	-		-		-	-	-	(39,430)	(39,430)
Adjustment to redemption value of the non-controlling interest	-	-		-		(2,248)	-	-	-	(2,248)
Cashless exercise of options	129,914	1		(1)		-	-	-	-	-
Balance as of December 31, 2016	34,321,573	371		146,536		331,326	(1,150)		(39,430)	437,653
								-
Other comprehensive income	-	-		-		-	1,833	-	-	1,833
Net income	-	-		-		26,202	-	-	-	26,202
Equity-based compensation expense related to employees (2)	-	-		5,344		-	-	-	-	5,344
Adjustment to redemption value of the non-controlling interest	-	-		-		(1,137)	-	-	-	(1,137)
Cashless exercise of options and RSUs	17,387	(*	)	(*	)	-	-	-	-	-
Balance as of December 31, 2017	34,338,960	371		151,880		356,391	683		(39,430)	469,895
								-
Other comprehensive loss	-	-		-		-	(3,860)	-	-	(3,860)
Net income	-	-		-		24,405	-	-	-	24,405
Equity-based compensation expense related to employees (2)	-	-		1,713		-	-	-	-	1,713
Adjustment to redemption value of the non-controlling interest	-	-		-		203	-	-	-	203
Capital fund related to non-controlling interest	-	-		-		-	-	(5,587)	-	(5,587)
Dividend paid	-	-		-		(20,268)	-	-	-	(20,268)
Cashless exercise of options and RSUs	24,251	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2018	34,363,211	$371		$153,593		$360,731	$(3,177)	$(5,587)	$(39,430)	$466,501

(1)	Accumulated other comprehensive income (loss), net, comprised of foreign currency translation and hedging transactions.
(2)	See also Note 12.
(3)	A bonus paid by the Company's shareholder to its employees.
(*)       Less than $1.

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from operating activities:

Net income	$24,568	$27,558	$76,483

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	28,591	29,926	28,254
Share-based compensation expense	1,684	5,277	3,068
Accrued severance pay, net	(543)	788	(150)
Changes in deferred tax, net	(3,064)	(6,376)	(963)
Capital loss (gain) from sale of property, plant and equipment	225	(7)	32
Compensation paid by a shareholder	-	-	266
Increase in trade receivables	(2,637)	(7,573)	(4,184)
Decrease (increase) in other accounts receivable and prepaid expenses	7,673	(5,436)	(5,617)
Increase in inventories	(30,607)	(27,833)	(5,376)
Increase (decrease) in trade payables	(16,223)	13,853	1,424
Increase in warranty provision	367	234	100
Legal settlements and loss contingencies, net	8,903	24,797	5,868
Increase (decrease) in accrued expenses and other liabilities including related party	(4,245)	5,809	2,314

Net cash provided by operating activities	14,692	61,017	101,519

Cash flows from investing activities:

Redemption of short-term deposits	-	-	60
Purchase of property, plant and equipment	(20,962)	(22,675)	(22,943)
Proceeds from sale of property, plant and equipment	28	11	22
Increase in long-term deposits	(219)	(102)	(452)

Net cash used in investing activities	(21,153)	(22,766)	(23,313)

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from financing activities:

Dividend paid	(20,268)	-	-
Dividend paid by subsidiary to non-controlling interest (*)	(978)	-	(243)
Short-term bank credit and loans, net	4,171	(5,095)	5,157
Call option exercised related to non-controlling interest	(20,119)	-	-
Purchase of treasury shares	-	-	(39,430)
Repayment of a financing leaseback	(1,169)	(1,172)	(1,100)

Net cash used in financing activities	(38,363)	(6,267)	(35,616)

Effect of exchange rate differences on cash and cash equivalents	(321)	453	933

Increase (decrease) in cash and cash equivalents	(45,145)	32,437	43,523
Cash and cash equivalents at beginning of year	138,707	106,270	62,747

Cash and cash equivalents at end of year	$93,562	$138,707	$106,270

Cash received (paid) during the year for:

Interest paid	$(361)	$(259)	$(210)

Interest received	$1,455	$1,006	$153

Tax paid	$(13,906)	$(23,448)	$(17,684)

Non cash activity during the year for:

Changes in trade payables balances related to purchase of property, plant and equipment	$2,688	$(1,552)	$(403)

(*) In 2018 and 2016, dividend payment made by Company’s subsidiary Caesarstone Canada Inc. and reflects the amount paid to the non-controlling interest holders.

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

Caesarstone Ltd. and its subsidiaries (collectively, the "Company" or "Caesarstone") manufacture high quality engineered quartz surfaces sold under the Company's premium Caesarstone brand. The Company's products consist of engineered quartz slabs that are currently sold in approximately 45 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling end markets and in the new buildings construction market. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

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

In 2018, the Company acquired approximately 65% of its quartz consumption from Turkey, of which approximately 38% was supplied by Mikroman Madencilik San ve TIC.LTD.STI ("Mikroman"), constituting approximately 24% of Company's total quartz, and approximately 34% was supplied by Polat Maden Sanayi ve Ticaret A.Ş. (“Polat”), constituting approximately 22% of Company’s total quartz. If Mikroman or Polat cease supplying the Company with quartz or if the Company's supply of quartz generally from Turkey is adversely impacted, the Company's other suppliers may be unable to meet the Company's quartz requirements. In that case, the Company would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of the Company's products. As a result, the Company may experience a delay in manufacturing, which could materially and adversely impact the Company's results of operations.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL (Cont.)

c.	Caesarstone Canada, Inc.:

In connection with the formation of Caesarstone Canada Inc. in 2010 with the Company’s former distributor, Canadian Quartz Holdings Inc. (“Ciot”), the Company granted Ciot a put option and Ciot granted the Company a call option for its interest, each exercisable any time between July 1, 2012 and July 1, 2023 based on a mechanism as set forth in the agreement between the parties. In December 2018, the Company exercised its call option and purchased Ciot’s 45% ownership interest in Caesarstone Canada for the purchase price of $20,119 (CAD $27,300) and increased its ownership interest to 100%. The Company recorded the purchase price against the non-controlling interest balance and the access of the amounts paid over the non-controlling balance to a capital fund in its shareholders’ equity (see also Note 2v).

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

The Company's revenues are generated in various currencies including in U.S. dollars (USD), Australian dollars (AUD), Canadian dollars (CAD), Euros (EUR), Singapore dollars (SGD), British pounds (GBP) and New Israeli Shekels (NIS). In addition, most of the Company's costs are incurred in USD, NIS and EUR.

The Company’s management believes that the USD is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the USD.

The functional currency of the Company's foreign subsidiaries is the local currency in which the relevant subsidiary operates.

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

The financial statements of the Company’s subsidiaries of which the functional currency is not the USD have been translated into the USD. All amounts on the balance sheets have been translated into the USD using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of income have been translated into the USD using the monthly average exchange rate in accordance with ASC 830. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss), net in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries (see also Note 1c). Inter-company transactions and balances, including profit from inter-company sales not yet realized outside of the Company, have been eliminated upon consolidation.

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

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary and other recurring payments during the periods, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted salary and other expenses denominated in NIS.

These forward contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match the underlying transactions being hedged.

As of December 31, 2018 the unrealized loss recorded in accumulated other comprehensive income (loss), net of tax from the Company's currency forward NIS transactions was $497. At December 31, 2018, the notional amounts of foreign exchange forward contracts which the Company entered into was $79,544. As of December 31, 2017 the Company did not have any outstanding forward NIS transactions.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.          Derivatives (Cont.):

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and options contracts to limit its exposure to foreign currencies. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2018 and 2017, the notional amount of foreign exchange forward and option contracts into which the Company entered was $8,267 and $114,582, respectively. The foreign exchange forward and options contracts will expire at various times through December, 2019.

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance Sheet	Fair Value of Derivative Instruments
		Year ended December 31,
		2018	2017

Derivative Assets:

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	$154	$717

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other accounts receivable and prepaid expenses	$123	$-

Total		$277	$717

Derivative Liabilities

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Accrued expenses and other liabilities	$(54)	$(921)

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Accrued expenses and other liabilities	$(620)	$-

Total		$(674)	$(921)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.          Derivatives (Cont.):

	Loss Recognized in Other Comprehensive Income (loss), net		Gain (loss) Recognized in Statements of Income
	Year ended December 31,		Statements of Income Item	Year ended December 31,
	2018	2017		2018	2017

Derivatives designated as hedging instruments :
Foreign exchange forward contract	$(497)	$-	Cost of revenues and Operating expenses	$1,592	$1,142

Derivatives not designated as hedging instruments:
Foreign exchange forward and options contracts	-	-	Financial expenses, net	2,353	(1,756)

Total	$(497)	$-		$3,945	$(614)

g.	Inventories:

Inventories are stated at the lower of cost and net realizable value. The Company periodically evaluates the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of  raw material quantities. Based on these evaluations, inventory provision is provided to cover risks arising from slow-moving items, discontinued products, excess inventories, net realizable value lower than cost and adjusted revenue forecasts.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories (Cont.):

The following table provides the details of the change in the Company's provision for inventory:

	December 31,
	2018	2017

Inventory provision, beginning of year	$11,363	$10,183
Increase in inventory provision	14,968	8,859
Write off	(10,780)	(7,679)

Inventory provision, end of year	$15,551	$11,363

h.	Property, plant and equipment, net:

1.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

2.
Costs recorded prior to a production line completion are reflected as construction in progress, which are recorded building and machinery assets at the date of purchase. Construction in progress includes direct expenditures for the construction of the production line and is stated at cost. Capitalized costs include costs incurred under the construction contract: advisory, consulting and direct internal costs (including labor) and operating costs incurred during the construction and installation phase.

3.	Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Machinery and manufacturing equipment	4-33 (mainly 10)
Office equipment and furniture	7-33 (mainly 7)
Motor vehicles	10-30 (mainly 20)
Buildings	4-5
Prepaid expenses related to operating lease	1
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment, net (Cont.):

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

Goodwill was tested for impairment by comparing Company’s fair value with its carrying value. As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that market place participants would consider in determining the fair value of reporting unit. No impairment of goodwill was identified during any period presented.

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

The Company generally provides a standard (i.e. assurance type) warranty for its products, for various periods, depending on the type of product and the country in which the Company does business. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company's warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair.

The following table provides the details of the change in the Company's warranty accrual:

	2018	2017

January 1,	$2,594	$2,275
Charged to costs and expenses relating to new sales	1,963	1,816
Costs of product warranty claims	(1,642)	(1,446)
Foreign currency translation adjustments	(95)	(51)

December 31,	$2,820	$2,594

l.	Revenue recognition:

Starting January 1, 2018, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (ASC 606).

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, ASC 606 requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company applies the following five steps in accordance to ASC 606: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company adopted ASC 606 in the first quarter of 2018 using the modified retrospective method, no cumulative effect adjustment as of the date of the adoption was required. The Company analyzed the impact of the ASC 606 on its transactions and agreements by reviewing its current accounting policies and practices to identify potential differences that would result from applying the requirements of ASC 606 to its revenue contracts. In addition, the Company identified and implemented appropriate changes to its related policies to support recognition and disclosure under ASC 606 (see also Note 2z below).

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition (cont.):

Prior years information has not been restated and continues to be reported under the old accounting standard 605, ”Revenue Recognition“ (ASC 605).

The Company’s products that are sold through agreements with exclusive distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers all the distributors to be end-consumers.

For certain revenue transactions with specific customers, the Company is responsible also for the fabrication and installation of its products. The Company recognizes such revenues upon receipt of acceptance evidence from the end consumer which occurs upon completion of the installation.

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns in accordance with ASC 606, which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

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

Commencing January 1, 2017 the Company adopted ASU 2015-17, pursuant to such ASU, as of December 31, 2018 and 2017, deferred tax assets and liabilities are presented as noncurrent items on Company’s balance sheet.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2018, 2017 and 2016 were $20,848, $28,047 and $25,582, respectively.

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

No customer represented 10% or more of the Company’s total accounts receivables, net as of  December 31, 2018 and 2017.

The following table provides the detail of the change in the Company's allowance for doubtful accounts:

	2018	2017

January 1,	$1,179	$1,283
Charges to expenses	530	164
Write offs	(426)	(325)
Foreign currency translation adjustments	(36)	57

December 31,	$1,247	$1,179

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Severance pay:

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

Majority of the agreements with employees specifically state, in accordance with section 14 of the Severance Pay Law, 1963 ("Section 14"), that the Company's contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

Further, since the Company has signed agreements with its employees under Section 14, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance pay expenses for the years ended December 31, 2018, 2017 and 2016 amounted to approximately $2,048, $1,813 and $1,576, respectively.

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

The following table presents the Company's assets and (liabilities) measured at fair value on a recurring basis at December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivative assets	$-	$277	$-	$277
Foreign currencies derivative liabilities	$-	$(674)	$-	$(674)

Total	$-	$(397)	$-	$(397)

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivative assets	$-	$717	$-	$717
Foreign currencies derivative liabilities	$-	$(921)	$-	$(921)

Total	$-	$(204)	$-	$(204)

The carrying amounts of financial instruments not measured at fair value, including cash and cash equivalents, trade receivables, other accounts receivables and prepaid expenses, trade payables, accrued expenses and other liabilities, short term loans and short term bank credit, approximate their fair value due to the short-term maturities of such instruments. The carrying amount of long-term loan approximates its fair value.

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

Diluted net income per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. For the years ended December 31, 2018, 2017 and 2016 there were 1,272,781, 1,060,000 and 804,000 outstanding stock options, respectively, that were excluded from the computation of Diluted EPS, that would have had an anti dilutive effect if included.

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

The total accumulated other comprehensive income ("AOCI"), net of tax was comprised as follows:

	December 31,
	2018	2017

Accumulated losses on derivative instruments	$(497)	$-
Accumulated foreign currency translation differences	(2,680)	683

Total accumulated other comprehensive income (loss), net	$(3,177)	$683

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.          Comprehensive income and accumulated other comprehensive income (loss) (Cont.):

The following table summarizes the changes in AOCI, net of taxes for the year ended:

	Unrealized gains (losses) on derivative instruments	Accumulated foreign currency translation differences	Total

Balance at December 31, 2016	$28	$(1,178)	$(1,150)
Other comprehensive income before reclassifications	1,114	1,861	2,975
Amounts reclassified from AOCI	(1,142)	-	(1,142)

Net current period OCI	(28)	1,861	1,833

Balance at December 31, 2017	$-	$683	$683

Other comprehensive loss before reclassifications	(2,089)	(3,363)	(5,452)
Amounts reclassified from AOCI	1,592	-	1,592

Net current period OCI	(497)	(3,363)	(3,860)

Balance at December 31, 2018	$(497)	$(2,680)	$(3,177)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.          Comprehensive income and accumulated other comprehensive income (loss) (Cont.):

The following table shows the amounts reclassified from AOCI into the Consolidated Statements of Income, and the associated financial statement line item, for 2018 and 2017:

	December 31,
	2018	2017
Affected line item in the consolidated statements of income

Cost of revenues	$(1,246)	$914
Research and development	(37)	23
Marketing and selling	(140)	91
General and administrative	(169)	114

Total (loss) gain	$(1,592)	$1,142

u.	Accounting for stock-based compensation:

Equity share based payment:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

The Company accounts for employees and directors’ share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period. The Company elected to recognize compensation expense for an award that has a graded vesting schedule using the accelerated method.

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

In 2018 and 2017, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,
	2018	2017

Dividend yield	0-3%	0%
Expected volatility	45.4%	43.9%
Risk-free interest rate	2.9%	2.1%
Expected life (in years)	5.76	6.13

The Company used volatility data in accordance with ASC 718 and based on Company's historical data.

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

For the vast majority of the options granted in 2018, the dividend yield is zero, due to adjustment mechanism with respect to the exercise price upon payment of a dividend. For those options granted without adjustment mechanism, the dividend yield applied is between 2.5% and 3%.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Redeemable non-controlling interest:

The Company was party to a put and call arrangement with respect to the remaining 45% non-controlling interest in Caesarstone Canada, Inc. Due to the existing put and call arrangements, the non-controlling interest is considered to be redeemable and is recorded on the balance sheet as a redeemable non-controlling interest outside of permanent equity. The redeemable non-controlling interest is recognized at the higher of: i) the accumulated earnings associated with the non-controlling interest, or ii) the redemption value as of the balance sheet date.

In December 27, 2018, the Company acquired the remaining 45% ownership interest in its Canadian subsidiary for a purchase price of approximately $20,119 (see also Note 1c).

The following table provides a reconciliation of the redeemable non-controlling interest:

	December 31,
	2018	2017	2016

Beginning of the year	$16,481	$12,939	$8,841
Net income attributable to non-controlling interest	163	1,356	1,887
Dividend paid (*)	(978)	-	(243)
Adjustment to redemption value	(203)	1,137	2,248
Foreign currency translation adjustments	(931)	1,049	206
Adjustment to Call option value (**)	5,587	-	-
Call option exercise (**)	(20,119)	-	-

Redeemable non-controlling interest - end of the year	$-	$16,481	$12,939

(*) In 2018 and 2016 dividend payment was made by Company’s subsidiary Caesarstone Canada Inc. and reflects the amount paid to the non-controlling interest holders.
(**) See also Note 1c

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

Recently issued and not yet adopted accounting standards:

1.
In February 2016, the FASB issued a new standard (Topic 842) related to leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP (ASC 840). Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is required to recognize and measure leases existing at, or entered into after, the beginning of 2019 fiscal year using a prospective approach, with a package of practical expedients available.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting standards (Cont.):

Recently issued and not yet adopted accounting standards (Cont.):

In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements.

The Company elected to adopt the standard effective January 1, 2019, and to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment, if any. The company also elected the available practical expedients on adoption. In preparation for the adoption the Company has implemented internal controls and key system functionalities to enable the preparation of financial information.

The standard will have a material impact on the Company’s consolidated balance sheets, but will not have a material impact on the consolidated income statements. The most significant impact will be the recognition of ROU assets and lease liabilities for operating leases, while accounting for capital leases remains substantially unchanged.

Adoption of the standard will result in the recognition of additional lease liabilities for operating leases and related ROU assets in a range of approximately $70,000 to $80,000  as of January 1, 2019.

2.
In June 2016, the FASB issued ASU 2016-13 amending how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance requires the application of a current expected credit loss model which is a new impairment model based on expected losses. Under this model, an entity recognizes an allowance for expected credit losses based on historical experience, current conditions and forecasted information rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. This ASU is effective for interim and annual reporting periods beginning after December 15, 2019 with early adoption permitted for annual reporting periods beginning after December 15, 2018. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting standards (Cont.):

3.
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), simplifying the Test for Goodwill Impairment. With ASU 2017-04, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination.  Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. ASU 2017-04 is not expected to have a material impact to the Company's consolidated financial position, results of operations or cash flows.

4.
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

Recently issued and adopted accounting standards:

1.
In May 2014, the FASB issued a new standard related to revenue recognition - Accounting Standards Codification 606, Revenue from Contracts with Customers (ASC 606). Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flow arising from contracts with customers. The guidance permits two methods of modification: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method.). The Company adopted ASC 606 in the first quarter of fiscal year 2018. There was no cumulative adjustment to the Company’s retained earnings. The Company identified that the main impact of the standard on the Company’s financial statements relates to the presentation of the provision for sales return which requires a gross presentation (see also Note 2l).

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

 z.          Impact of recently issued accounting standards (Cont.):

Recently issued and adopted accounting standards (Cont.):

2.
In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting.  ASU 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in Topic 718 to a change in the terms or conditions of a share-based payment award.  ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718.  The amendments in ASU 2017-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017.  Early adoption is permitted, including adoption in any interim period.  The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. The Company adopted the new standard in the first quarter of fiscal year 2018. The adoption of this standard did not have a material impact on the consolidated financial statements.

3.
In August 2016, the FASB issued ASU No. 2016-15 which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Company adopted the new standard effective January 1, 2018. The adoption of this standard did not have a material impact on the consolidated financial statements.

aa.	Reclassifications:

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect net income, shareholders’ equity or cash flows.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2018	2017

Prepaid expenses	$2,514	$2,859
Government authorities	14,988	20,196
Advances to suppliers	1,329	3,103
Derivatives	277	717
Other receivables (see also Note 10)	6,387	6,178

	$25,495	$33,053

NOTE 4:-	INVENTORIES

	December 31,
	2018	2017

Raw materials	$27,921	$27,856
Work-in-progress	1,041	4,680
Finished goods	129,530	100,404

	$158,492	$132,940

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2018	2017
Cost:
Machinery and manufacturing equipment, net (1)	$263,677	$247,437
Office equipment and furniture	19,565	17,423
Motor vehicles	1,659	1,693
Buildings and leasehold improvements	115,450	111,630
Prepaid expenses related to operating lease (2)	939	939

	401,290	379,122
Accumulated depreciation:
Machinery and manufacturing equipment, net	$139,347	$121,621
Office equipment and furniture	14,368	12,331
Motor vehicles	1,203	1,226
Buildings and leasehold improvements	32,909	27,176
Prepaid expenses related to operating lease	125	115

	187,952	162,469

Depreciated cost	$213,338	$216,653

(1)	Presented net of investment grants received in the total amount of $7,223.

(2)
Until 2012, the Company leased land from the Israel Lands Administration ("ILA") for its Bar-Lev manufacturing facility. The lease term started on February 6, 2005. The lease is for an initial non-cancellable term of 49 years, with a renewal option of an additional 49 years. The Company analyzed the conditions set forth in ASC 840-10 and classified the land as an operating lease (since the land is not transferred to the Company at the end of the lease nor is there any option to buy the land from the ILA at any point). All payments on account of the initial term were paid in advance (based on discounted values) at the beginning of the lease, and included in the minimum lease payments to be amortized. The prepaid expenses are amortized through the term of the lease, based on the straight-line method (including the bargain renewal option term). See also Note 13d.

During 2017, the Company recorded a reduction of approximately $2,321 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use.

Depreciation expense were $26,350, $27,621 and $25,929 for the years ended December 31, 2018, 2017 and 2016, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-        OTHER INTANGIBLES ASSETS

	December 31,
	2018	2017
Original amounts:

Non-compete agreement	$1,439	$1,573
Distribution relationships	1,565	1,653
Customer relationships	5,972	6,273
Distribution agreement	14,606	14,606

	23,582	24,105
Accumulated amortization:

Non-compete agreement	(1,439)	(1,573)
Distribution relationships	(1,565)	(1,558)
Customer relationships	(5,972)	(5,971)
Distribution agreement	(14,606)	(12,762)

	(23,582)	(21,864)

Total other intangibles assets	$-	$2,241

Amortization expense amounted to $2,241, $2,305 and $2,325 for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 7:-        GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2017 are as follows:

Balance as of December 31, 2016	$35,656

Foreign currency translation adjustments	1,373

Balance as of December 31, 2017	$37,029

Foreign currency translation adjustments	(1,746)

Balance as of December 31, 2018	$35,283

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHORT-TERM BANK CREDIT

a.	Short-term bank credit and loans are classified as follows:

		Weighted average interest
	Currency	December 31,		December 31,
		2018	2017	2018	2017
		%

Short-term bank credit	CAD	4.20	3.20	$7,567	$4,191

b.
As of  December 31, 2018 and 2017, the Company had short-term and revolving credit lines of approximately $13,406 and $14,560 (out of which $7,567 and  $4,191 respectively were utilized as presented in the table above), respectively, from Israeli and Canadian banks. The Company's current credit lines, if not extended, will expire in December 2019 in the Israeli banks and in April 2021 in the Canadian bank.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2018	2017

Employees and payroll accruals	$16,093	$15,837
Accrued expenses	6,140	6,064
Advances from customers	666	356
Taxes payable	6,279	4,923
Warranty provision	1,553	1,443
Derivatives	674	921
Sales return provision	462	-
Other	6	456

	$31,873	$30,000

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

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

In December 2013, the magistrate’s court in Israel held that the Company was not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. In October 2015, WOMAG amended its claim, seeking a reduced amount of approximately Euro 7.1 million (approximately $7,727) and approximately South Africa RAND 43.7 million (approximately $2,808). In June 2016, WOMAG further amended its claim, seeking a reduced amount of Euro 6.2 million (approximately $6,520) and South Africa RAND 51.2 million (approximately $3,700) plus interest on any capital sum awarded. As the district court dismissed the Company’s appeal of the decision of the magistrate’s court, the Company has agreed with WOMAG to submit the matter to arbitration, for which hearings commenced in South Africa in September 2016. The arbitration is divided into two stages. Both stages relate to the quantum of damages payable to the Company; the first stage in respect of the merits and the second in respect of the quantum of claim if WOMAG succeeds with its disputed claim on the merits. At the conclusion of each stage, if any of the parties is not satisfied with the arbitrator’s decision, that party may lodge an appeal to a panel of three arbitrators to be appointed by the parties. During 2018, WOMAG once again amended its claim, seeking a reduced amount of approximately Euro 5.8 million (approximately $6,640) plus interest on any capital sum awarded.

In February 2019 the arbitrator has rendered an award on the merits (non-quantum), accepting the claims made by WOMAG and imposing on the Company also the legal costs of the arbitration.  The Company intends to appeal the award and expect that the appeal process will be concluded by the end of 2019.  Should it remain necessary to run the second phase of the arbitration on quantum, it is anticipated that this phase may only be finalized in 2020, with the possibility of an appeal in 2021.

Although the Company believes that it submitted vigorous defenses against WOMAG’s claims, the Company continues to monitor and estimate the possible loss deriving from this claim based on new information available from time to time and believes that it recorded an adequate reserve for this claim.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Bodily injury claims related to exposure to silica dust

Overview

The Company is subject to numerous claims mainly by fabricators, their employees or the National Insurance Institute ("NII"), alleging that fabricators contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting Company's products.

Silicosis and other bodily Injury Claims

As of December 31, 2018, the Company is subject to 131 pending bodily injury claims (out of which 130 are individual claims including NII subrogation claims, and one claim with a motion to be recognized as a class action) that have been submitted in Israel since 2008 against the Company directly, or that have named the Company as third-party defendant by fabricators or their employees in Israel, by the injured's successors, by the NII or by others (see also table below). In addition five claims are pending in Spain and one pre-litigation notice  in Australia against the Company and other defendants.

As of December 31, 2018, the Company has 14 pending pre-litigation demand letters on behalf of certain fabricators in Israel.

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

Class action in Israel

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

On January 4, 2018, the Company and the plaintiff submitted to the Israeli District Court a settlement agreement. If the settlement agreement is approved by the Court, the claim will be dismissed and the Company will make payments on a one time basis, without any admission of liability, in an aggregate amount of approximately NIS 9.0 million (approximately $2,400) to fund certain safety related expenses at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses. As of December 31, 2018, the settlement agreement remains subject to the approval of the Court. The Israeli State Attorney General and other interested parties may notify the Court if they have any objection thereto. While the Court extended the period in which the Attorney General can submit its position, as of the date of this report the position has not been submitted yet. A Court hearing is scheduled in May 2019 and the Company expects to receive a ruling from the Court regarding the settlement agreement by the end of 2019.

In November 2015 and in May 2017, the Company entered into agreements with the State of Israel and with its main distributors in Israel, respectively, with the consent of its insurance carriers, under which agreed with the State and each of the main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period (NII claims are excluded from the agreement with the State) and on the apportionments of the damages between the Company, the State, and the distributors, if found, in such claims. On March 5, 2018, the Company signed an extension to the previous agreement entered into with the State in November 2015.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Bodily injury claims related to exposure to silica dust (Cont.):

Silicosis and other bodily Injury Claims (Cont.):

The Company updated its provision in 2018 and 2017 to reflect the outstanding claims in the below table, and provided a provision for related NII unasserted claims, taking into consideration new claims filed, settlements reached and other new information available.

In order to reasonably estimate the losses for  bodily injury claims reflected in the table below, the Company performed a case-by-case analysis with its legal advisors of the relevant facts that were reasonably available to it, related to the claims filed, including, among other things, the specific known or estimated health condition of the claimants, their ages, salaries, related probable future subrogation claims from the NII, and other factors that might have an impact on the final outcome of such claims. The Company will continue to regularly monitor changes in facts for each  claim and will update its best estimate if required. Accordingly, the reserve for the bodily injury claims (including the above mentioned class action in Israel) as of December 31, 2018 and 2017 totaled to $33,930 and $32,958 respectively, of which $7,841 and $9,504 is reported in short term legal settlements and loss contingencies and $26,089 and $23,454 is reported in long-term liabilities. The Company cannot estimate the number of claimants that may file claims in the future or the nature of their claims in order to conclude probability or the range of loss. The Company currently does not expect to incur additional material losses with respect to the outstanding bodily injury claims, that might have a material impact on its financial position, results of operations and cash flows.

A summary of bodily injury claims activity follows:

	2018	2017	2016
Outstanding claims, January 1	105	87	70
New claims	54	34	31
Settled and dismissed claims	(28)	(16)	(14)
Outstanding claims, December 31 (*), (**)	131	105	87

(*)	Not including the legal proceedings in Australia and in Spain.
(**)	Representing 99 injured persons out of which 3 claims yet to be paid.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Bodily injury claims related to exposure to silica dust (Cont.):

Silicosis and other bodily Injury Claims (Cont.):

The Company maintains insurance for product liability claims, including for bodily injury claims related to exposure to silica dust. The Company has purchased insurance policies for the period from 2008 and to date from several insurance carriers that provide coverage for product liability losses, subject to certain terms and conditions, and the related defense costs up to a certain limit per case and per policy year.

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

The Company records insurance receivables for the amounts that are covered by insurance. During 2018 and 2017, as in prior years, the Company's insurance carriers made payments to all settled product liability claims that were under the policies. The Company paid the deductible amounts for the settled claims per policy.

The Company’s subsidiaries have regional product liability insurance policies. In Australia there is a coverage of up to 50 million and in the U.S. and Canada, each has coverage of up to 20 million per claim or per year, each in its relevant local currency, subject to certain terms and limitations, with relatively low deductibles.

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

As of December 31, 2018 and 2017, the insurance receivable totaled to $9,564 and $12,380 respectively, of which $4,129 and $3,878 is reported in the other accounts receivable and prepaid expenses and $5,435 and $8,502 is in other long-term receivables.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Bodily injury claims related to exposure to silica dust (Cont.):

Silicosis and other bodily Injury Claims (Cont.):

In 2018 and 2017, the legal settlements and loss contingencies expenses related to the bodily injury claims related to exposure to silica dust totaled to $6,996 and $9,552, respectively, which reflects the deductible amounts for claims covered by insurance policies, claims not covered and the impact of settlements.

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

On January 17, 2018, the arbitrator provided its judgment, pursuant to which the Company is required to pay the claimants approximately NIS 48.2 million (approximately $13,900), including damages, interest, linkage to the Israeli Consumer Price index and legal fees. The Company recorded this amount in 2017 as part of the legal settlements and loss contingencies, net line item in its Consolidated Statement of Income and paid such amount during March 2018.

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

Securities Class Action Claim (Cont.):

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

General

From time to time, the Company is involved in other legal proceedings and claims in the ordinary course of business related to a range of matters. While the outcome of these other claims cannot be predicted with certainty, the Company monitors and estimates the possible loss deriving from these claims based on new information available and based on its legal advisors, and believes that it recorded an adequate reserve for these claims in accordance with ASC 450.

b.	Operating lease commitments:

The land and certain of the Company's facilities and vehicles are leased under operating lease agreements. Future minimum lease commitments under non-cancellable operating leases for the specified periods ending after December 31, 2018 are as follows:

2019	$15,248
2020	12,412
2021	10,790
2022	9,251
2023	7,217
2024 and thereafter	41,511

Total	$96,429

Lease expenses for the years ended December 31, 2018, 2017 and 2016 were approximately $18,682, $16,200 and $13,479, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Purchase obligation:

The Company's significant contractual obligations and commitments as of December 31, 2018 are for purchase obligations to certain suppliers and amounted to $28,829 for the fiscal year 2019.

d.	Pledges and guarantees:

1.
As of December 31, 2018, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $5,436 related to facilities, vehicle leases and other miscellaneous guarantees.

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

The corporate tax rate in Israel was 23% in 2018, 24% in 2017 and 25% in 2016.

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

The tax rate on preferred income form a Preferred Enterprise in 2014 and onwards was 16% (relates to Company's manufacturing plant in Sdot-Yam) and in development area A - 9%. Commencing 2017, the tax rate on preferred income from a Preferred Enterprise will be 16%  and in development area A – 7.5% (relates to Company's manufacturing plant in Bar-Lev industrial zone).

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

Of the Company's retained earnings as of December 31, 2018, approximately $20,643 is tax-exempt earnings attributable to its Approved Enterprise programs and $16,131 is tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 23% as of December 31, 2018). Under the Encouragement Law, tax-exempt income generated under the Beneficiary Enterprise status or the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law. The Company's policy is not to distribute such dividends from tax-exempt income derived from Approved/Beneficiary Enterprises (see also Note 12c).

As of December 31, 2018, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $4,748. If income attributed to the Beneficiary Enterprise would have been distributed as a dividend, including upon liquidation, the Company would have incurred a tax liability of approximately $3,710. These amounts would be recorded as an income tax expense in the period in which the Company decides to declare the dividend.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

b.	Non-Israeli subsidiaries taxation:

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.
Statutory tax rates for Non-Israeli subsidiaries are as follows:
Company incorporated in United States – 26.4% tax rate (federal and state).
Company incorporated in Australia - 30% tax rate.
Company incorporated in Singapore - 17% tax rate.
Company incorporated in Canada – 26.6% tax rate (federal and state).
Company incorporated in England – 21% tax rate.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company's foreign subsidiaries (excluding the Company's subsidiary in Canada). For 2017 and 2018 the Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2018	2017
Deferred tax assets (liabilities):
Intangible assets	$383	$461
Other temporary differences (1)	7,400	5,776
Temporary differences related to inventory (2)	7,667	6,544
Carryforward losses, deductions and credits (3)	201	1,162
Less-valuation allowance	(167)	(903)
Total net deferred tax assets	15,484	13,040

Deferred tax liabilities
Property and equipment	(9,112)	(8,919)
Intangible assets	-	(591)
Other temporary differences	-	(222)

Total deferred tax liabilities	(9,112)	(9,732)

Deferred tax assets, net	$6,372	$3,308

(1)	Deriving mainly from provision for labor related and warranty provision. The increase mainly related to provision for loss contingencies
(2)	Deriving mainly from the provision for slow moving inventory and IRS section 263(a).
(3)	Certain subsidiaries have tax loss carry-forwards totaling approximately $2,491 which can be carried forward and offset against taxable income, these carry-forward tax losses have no expiration date.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

d.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2018	2017	2016

Income before taxes on income	$29,128	$34,960	$89,486

Statutory tax rate in Israel	23%	24%	25%

Income taxes at statutory rate	$6,699	$8,390	$22,372

Increase (decrease) in tax expenses resulting from:
Tax benefit arising from reduced rate as an "Preferred Enterprise"	(2,527)	(4,832)	(11,904)
Non-deductible expenses, net	701	1,604	1,560
Adjustment for change in tax law	-	(1,026)	-
Increase (decrease) in taxes from prior years	(670)	(104)	44
Increase (decrease) in taxes resulting from tax settlement with tax authorities	-	-	(151)
Tax adjustment in respect of foreign subsidiaries' different tax rates	(362)	1,593	1,320
Uncertain tax position	482	1,453	(158)
Changes in valuation allowance	93	502	52
Others	144	(178)	(132)

Income tax expense	$4,560	$7,402	$13,003

Effective tax rate	16%	21%	15%

Per share amounts (basic and diluted) of the tax benefit resulting from an "Preferred Enterprise"	$(0.07)	$(0.14)	$(0.34)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

e.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2018	2017	2016

Domestic	$18,424	$24,451	$75,729
Foreign	10,704	10,509	13,757

	$29,128	$34,960	$89,486

f.	Tax expenses on income are comprised as follows:

	Year ended December 31,
	2018	2017	2016

Current taxes	$7,624	$13,778	$13,966
Deferred taxes	(3,064)	(6,376)	(963)

	$4,560	$7,402	$13,003

Domestic	$2,726	$3,838	$8,319
Foreign	1,834	3,564	4,684

	$4,560	$7,402	$13,003

g.	Tax assessments:

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2018:

Israel 2015-present
Australia 2014-present
Canada 2015-present
United States 2016-present
Singapore 2013-present
England 2016-present

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

The balances at December 31, 2018 and 2017 include a liability for unrecognized tax benefits of  $3,876 and $2,737, respectively, for tax positions which are uncertain of being sustained.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2016	$1,442

Increase in tax positions for current year	594
Increase of tax position of prior years	270
Decrease related to settlement with the tax authorities	(1,022)

Gross tax liabilities at December 31, 2016	1,284

Increase in tax positions for current year	1,201
Increase in tax position of prior years	252

Gross tax liabilities at December 31, 2017	2,737

Increase in tax positions for current year	482
Increase of tax position of prior years	657

Gross tax liabilities at December 31, 2018	$3,876

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2018 and 2017:

	Authorized		Outstanding
	December 31,		December 31,
	2018	2017	2018	2017

Shares of NIS 0.04 par value:

Ordinary shares	200,000,000	200,000,000	34,363,211	34,338,960

b.	Ordinary shares-ordinary shares confer on their holders voting rights and the right to receive dividends.

c.	Dividends:

On February 7, 2018, the Company declared a special cash dividend of $0.29 per ordinary share paid on March 14, 2018. The Company also adopted a dividend policy pursuant to which it intends to pay a quarterly cash dividend in the range of $0.10-$0.15 per share up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to approval by its board of directors.

Pursuant to Company’s dividend policy and the special dividend the Company paid a total amount of $20,268 in 2018, out of its non-tax exempt profit under the beneficiary enterprise.

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

As of December 31, 2018, there were 1,622,285 options and restricted stock units (RSUs) outstanding under the Plan and 551,658 shares available or reserved for future issuance under the plan.

As of December 31, 2018, there was $6,163 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over a weighted-average period of 1.1 years.

The following is a summary of activities relating to the Company’s stock options granted to employees under the Company’s plan during the year ended December 31, 2018:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	1,128,704	$33.48
Granted	668,500	15.49
Exercised	--	--
Forfeited	(295,869)	30.91
Outstanding - end of the year	1,501,335	$25.53	$168
Options exercisable at the end of the year	520,335	34.35	$12
Vested and expected to vest	520,335	34.35	$12

The weighted average fair value of options granted during 2018, 2017 and 2016 was $7.2, $14.9 and $13.2 per option. The intrinsic value of options exercised during 2018, 2017 and 2016 was $0, $122 and $1,761.

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal 2018 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2018. This amount changes based on the fair market value of the Company’s ordinary shares.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Compensation plan (Cont.):

The following is a summary of activities relating to the Company’s RSUs granted to employees under the Plan during the year ended December 31, 2018:

	Number of RSUs	Weighted average fair value	Aggregate intrinsic value

Outstanding - beginning of the year	81,275	$33.50
Granted	85,150	15.33
Exercised	(24,251)	30.22
Forfeited	(21,974)	26.76
Outstanding - end of the year	120,200	$20.24	$1,632
RSUs exercisable at the end of the year	-	$-	$-
Vested and expected to vest	120,200	$20.24	$1,632

The awards outstanding as of December 31, 2018 have been separated into ranges of exercise price, as follows:

	Awards outstanding			Awards exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$0.01 (RSUs)	120,200	6.03	$0.01	-	-	-
$9.85	2,704	0.22	$9.26	2,704	0.22	9.26
$14.69	613,500	6.49	$14.83	20,000	0.85	14.10
$28.65-29.00	158,500	5.97	$24.97	28,000	5.71	28.15
$30.65-36.71	530,631	4.42	$32.47	281,631	4.47	32.30
$41.37-42.96	196,000	0.98	$40.91	188,000	0.85	39.50
	1,621,535			520,335

Compensation expenses related to options and RSUs granted were recorded in the consolidated statements of operations, as follows:

	December 31,
	2018	2017

Cost of revenues	$163	$285
Research and development expenses	123	162
Marketing and selling expenses	740	898
General and administrative expenses	687	3,999

Total	$1,713	$5,344

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN

The Company's controlling shareholder, Kibbutz Sdot-Yam (the “Kibbutz"), has an ownership interest in the Company of approximately 30.4%, as of December 31, 2018.

On September 5, 2016, Kibbutz Sdot-Yam entered into a term sheet with Tene Investment in Projects 2016 Limited Partnership (“Tene”), pursuant to which both the Kibbutz and Tene are deemed the Company’s controlling shareholders under the Israeli Companies Law. Pursuant to the agreement, the parties agreed, among other things, to vote at general meetings of the shareholders of the Company in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties shall vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which, Mifalei Sdot-Yam will determine the manner in which both parties shall vote if no agreement is reached. The term sheet provides for the sale of 1,000,000 ordinary shares by Kibbutz Sdot-Yam to Tene as well as a call option conferring upon Tene for a period of five years the right to purchase from Mifalei Sdot-Yam up to 2,000,000 ordinary shares. On February 20, 2018, the term of the call option was extended by an additional two year period.

As of December 31, 2018  the Kibbutz and Tene beneficially own 13,892,132 ordinary shares.

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

On November 27, 2018, following the approval of Company’s audit committee, compensation committee and board of directors, Company’s shareholders approved a second addendum to such agreement for an additional three-year term as of the date of the shareholders’ approval.

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

The Company will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with the Company. The Company will provide up to NIS 250,000 ($67) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. The Company will also implement a policy that prioritizes the hiring of such young Kibbutz members as the Company's employees upon their graduation. The manpower agreement and addendum also includes Kibbutz Sdot-Yam’s obligation to customary liability, insurance, indemnification and confidentiality and intellectual property provisions. Office holders who are Kibbutz Appointees shall have all benefits applicable to Company's other office holders, including without limitation, directors’ and officers’ liability insurance, and Company's indemnification and exemption undertaking.

Manpower service net fees paid were $2,548, $2,896 and $3,145 for the years ended December 31, 2018, 2017 and 2016, respectively.

b.	Services from the Kibbutz:

On July 20, 2011 the Company entered into a services agreement with the Kibbutz that was further amended on February 13, 2012 (the “Original Services Agreement”). Pursuant to the Original Services Agreement, the Kibbutz provided various services related to Company’s operational needs. The Original Services Agreement also outlined the distribution mechanism between the Company and Kibbutz Sdot-Yam, for certain expenses and payments due to local authorities, such as taxes and fees in connection with Company’s business facilities. The agreement expired on March 21, 2015.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

b.	Services from the Kibbutz (Cont.):

On July 30, 2015, following the approval of the audit committee and the board, Company’s shareholders approved an amended services agreement pursuant to which, Kibbutz Sdot-Yam will continue to provide various services it provides in the ordinary course of Company's business, for a period of three years commencing as of the date of approval by the shareholders.

On November 27, 2018, following the approval of the audit committee and the board, Company’s shareholders approved a further amended services agreement (“Amended Services Agreement”) for an additional period of three years.

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

The amounts the Company pays for the services are subject to certain adjustments for increases in the Israeli consumer price index. In addition, the Amended Services Agreement grants Kibbutz Sdot-Yam right of first proposal in special projects with respect to the metal workshop services. The amended services agreement also outlines the distribution mechanism between the Company and the Kibbutz for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with the Company’s business facilities. Each party may terminate such agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-days’ prior notice.

The Company's net service fees paid to the Kibbutz pursuant to the Original and Amended Services Agreements were $1,285 ,$ 1,445 and $ 1,413 for the years ended December 31, 2018, 2017 and 2016, respectively.

c.	Land Use Agreement with the Kibbutz:

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

During January, 2018, the Kibbutz requested to increase the fees due to it, pursuant to the land lease agreement. Following the assessment of an appointed appraiser and negotiations between the Company and the Kibbutz, it was agreed to increase the fees under such agreement, such that for the year 2018 we paid additional amount of NIS 950,000 (approximately $250), and starting 2019 and on we will pay an additional amount of NIS 1,100,000 (approximately $293).

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

U.S. dollars in thousands (except share data)'

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

In addition, the Company has committed to fund the cost of construction, up to a maximum of NIS 3.3 million (approximately $880) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and its facilities, such that the entrance of the Company's facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, the Company has committed to pay NIS 200,000 (approximately $53) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment to be deducted in monthly installments over a four-year period beginning in the year that the construction completed, from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to the Company's Sdot-Yam facility.

Pursuant to an agreement dated January 4, 2012, for the settlement of reimbursement for building expenses incurred by the Company from January 2012, NIS 82,900 (approximately $22) will be deducted from the land use fees until year 2020.

Agreement for Arranging for Additional Accord on Bar-Lev site

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

Pursuant to the Land Use Agreement, the Company has entered into an agreement with Kibbutz Sdot-Yam dated August 6, 2013, under which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near the Company's Bar-Lev facility, which the Company required in connection with the construction of the fifth production line at the Company's Bar-Lev manufacturing facility,  leased it to the Company for a monthly fee of approximately NIS 70,000 (approximately $20).

Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to Company’s plans, (iii) build a warehouse according Company’s plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The finance of the building of the warehouse will be made through a loan that will be granted by the Company to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 5.3% a year. On November 30, 2015 the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to the Company. As of December 31, 2018, the construction of the warehouse has not started yet.

The Company's payments pursuant to the land use agreement totaled $4,286, $3,990 and $3,325 for the years ended December 31, 2018, 2017 and 2016, respectively

Pursuant to a land purchase and leaseback agreement, dated as of March 31, 2011, which became effective upon the Company’s IPO, between the Company and Kibbutz Sdot-Yam, the Company completed the selling of the rights in the lands and facilities of the Bar-Lev Industrial Center (the "Bar-Lev Grounds") to Kibbutz Sdot-Yam in consideration for NIS 43.7 million (approximately $10,900). The land purchase agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits the Company to use the Bar-Lev Grounds for a period of 10 years commencing on September 2012 that will be automatically renewed, unless the Company gives two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million (approximately $1,100) to be linked to increases in the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

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

The entire amount that was paid was accreted to the full anticipated book value of the land and building at the end of the lease term using a higher effective interest rate that will equalize the amounts paid to the full anticipated book value of the land and building at the end of the lease. As of December 31, 2018, the Company’s liability as a result of this transaction is in the amount of $8,307.

The financing leaseback from related party mature as follows, as of December 31, 2018:

2019	$650
2020	689
2021	731
2022	6,237

$8,307

The balance at December 31, 2018 and 2017, includes $533 and $539 of deferred tax assets on the Company liability and a $918 and $738 deferred tax liability on the buildings depreciation during the next years due to temporary differences between the carrying amounts of the property and the liability for financial reporting purposes and the amounts used for income tax purposes.

The Company's payments pursuant to the land purchase agreement and leaseback totaled $1,174, $1,161 and $1,098 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

f.	Details on transactions and balances with related parties and other loan

1.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz). The following table summarizes such transactions:

	Year ended December 31,
	2018	2017	2016
Cost of revenues	$6,607	$6,936	$6,004
Research and development	$185	$179	$176
Selling and marketing	$779	$776	$855
General and administrative	$1,341	$1,654	$1,683
Finance expenses, net	$531	$564	$569

2.	Balances with related party and other loan:

	December 31,
	2018	2017

Related party and other loan (1,2)	$2,908	$3,463
Long-term loan and financing leaseback from a related party (2)	$7,089	$8,336

(1)
On January 17, 2011 a loan of 4 million Canadian dollars was made to Caesarstone Canada Inc. by its shareholders at that time CIOT and the Company, on a pro rata basis. Although the Company acquired CIOT ownership interest in Caesarstone Canada Inc. during December, 2018, the loan continues to bear interest until repayment at a per annum rate equal to Bank of Canada's prime business rate plus 0.25% (See also note 1c). The interest accrued on the loan is payable on a quarterly basis.

(2)
In September, 2012, a financing leaseback of $10,900 related to Bar-Lev transaction was granted to the Company by Kibbutz Sdot-Yam. The financing leaseback bears interest until repayment at a per annum rate equal to 6.07% and is subject to adjustment for increases in the Israeli consumer price index.

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

The following table presents total revenues for the years ended December 31, 2018, 2017 and 2016, respectively:

	Year ended December 31,
	2018	2017	2016

USA	$239,241	$245,361	$222,597
Australia (including New Zealand)	131,086	137,559	130,910
Canada	99,678	97,838	85,740
Israel	39,894	44,489	42,545
Europe	34,457	28,679	25,606
Rest of World	31,515	34,221	31,145

	$575,871	$588,147	$538,543

For the year ended December 31, 2017 the Company had one customer accounted for approximately 11% of its revenues. No customer represented 10% or more of the Company’s revenues for the years ended December 31, 2018 and 2016.

b.	The following table presents total long-lived assets as of December 31, 2018 and 2017:

	December 31,
	2018	2017

Israel	$94,069	$90,811
Australia	2,464	1,974
USA	114,984	121,515
Canada	902	1,394
Rest of World	919	959

	$213,338	$216,653

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.	Finance expense, net:

	Year ended December 31,
	2018	2017	2016

Finance expenses:

Interest in respect of short-term loans, credit cards and bank fees	3,591	3,518	3,285
Interest in respect of loans to related parties	585	608	610
Changes in derivatives fair value	193	2,237	-
Foreign exchange transactions losses	6,259	2,752	970

	10,628	9,115	4,865
Finance income:

Changes in derivatives fair value	-	-	1,395
Interest in respect of cash and cash equivalent and short-term bank deposits	1,472	1,035	152
Foreign exchange transactions gains	5,517	2,497	-

	6,989	3,532	1,547

Finance expenses, net	$3,639	$5,583	$3,318

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Year ended December 31,
	2018	2017	2016
Net income attributable to controlling interest, as reported	$24,405	$26,202	$74,596
Adjustment to redemption value of non-controlling interest	203	(1,137)	(2,248)
Numerator for basic and diluted net income per share	$24,608	$25,065	$72,348

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

b.	Net earnings per share (Cont.):

Denominator:

	Year ended December 31,
	2018	2017	2016

Denominator for basic income per share	34,358	34,334	34,706
Effect of dilutive stock based awards	51	52	58

Denominator for diluted income per share	34,409	34,386	34,764

Earnings Per Share:

	Year ended December 31,
	2018	2017	2016

Basic and diluted earnings per share	$0.72	$0.73	$2.08

Collins Square, Tower 5
727 Collins Street
Melbourne Victoria 3008

Correspondence to:
GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Caesarstone Australia Pty Ltd

Opinion on the financial statements

We have audited the accompanying balance sheets of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2018 and 2017, the related statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”) (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 14, 2019 expressed an unqualified opinion.

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
www.grantthornton.com.au

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

Melbourne, Australia
 March 14, 2019

Collins Square, Tower 5
727 Collins Street
Melbourne Victoria 3008

Correspondence to:
GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Caesarstone Australia Pty Ltd

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2018, and our report dated March 14, 2019 expressed an unqualified opinion on those financial statements.

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
www.grantthornton.com.au

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

Melbourne, Australia
 March 14, 2019