Form 20-F
period 2019-12-31
Caesarstone Ltd.
filed 2020-03-23
CIK 1504379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

Commission File Number 001-35464

CAESARSTONE LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel
(Address of principal executive offices)

Yuval Dagim
Chief Executive Officer
Caesarstone Ltd.
MP Menashe, 3780400
Israel
Telephone: +972 (4) 636-4555
Facsimile: +972 (4) 636-4400
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Act of 1933:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.04 per share	CSTE	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019: 34,397,776 ordinary shares, NIS 0.04 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter)during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2019 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.456, the representative exchange rate published by the Bank of Israel as of December 31, 2019.

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

Unless otherwise noted in this annual report, Freedonia Custom Research, Inc. (“Freedonia”) is the source for third-party industry data and forecasts. The Freedonia report, dated July 2019 (“Freedonia Report”), represents data, research opinion or viewpoints developed independently by Freedonia and does not constitute a specific guide to action. In preparing the report, Freedonia used various sources, including publicly available third-party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products, and government and trade associations. Growth rates in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions and forecasts expressed in the Freedonia Report are subject to change by Freedonia without notice. Management believes this third-party report to be reputable, but has not independently verified the underlying data sources, methodologies, or assumptions. The report and other publications referenced are generally available to the public and were not commissioned by the Company.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements may be found in several sections of this annual report, including, but not limited to “ITEM 3: Key Information—Risk Factors,” “ITEM 4: Information on the Company,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company considerations.” Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, including those described in “ITEM 3.D. Key Information—Risk Factors.” Important factors that could affect our actual results and cause them to differ materially from those expressed in forward-looking statements include, but are not limited to:

●	the impact of the COVID-19 pandemic on end-consumers, the global economy and our business and results of operations;
●	downturns in the home renovation, remodeling and residential construction sectors or the economy generally;

●	competitive pressures from other manufacturers of quartz and other surface materials;

●	the outcome of litigation regarding silicosis, other bodily injury claims or other legal proceedings in which we are involved, and our ability to use our insurance policy to cover damages;

●	regulatory requirements and any changes thereto relating to hazards associated with silica dust;

●	our ability to compete with lower-priced products and any changes to countervailing measures, antidumping duties or similar tariffs;

●	geographic concentration of our revenues;

●	our ability to manufacture our existing products globally as planned;

●	disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties;

●	our ability to effectively manage changes to our production and supply chain and effectively collaborate with OEM suppliers;

●	future foreign exchange rates, particularly the NIS, Australian dollar, Canadian dollar and the Euro;

●	changes to the prices of our raw materials or to the suppliers of our raw materials;

●	the extent of our liability for environmental, health and safety, product liability and other matters;

●	our ability to execute our strategy to expand sales in certain markets;

●	our ability to cooperate with large retailers;

●	delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products;

●	our ability to effectively manage our inventory and successfully pursue a wider product offering;

●	our ability to effectively manage our international operations, including risks associated with changes in trade policy or the imposition of tariffs;

●	quarterly fluctuations in our results of operations as a result of seasonal factors and building construction cycles;

●	our ability to successfully consummate business combinations or acquisitions;

●	our reliance on third-party distributors and re-sellers;

●	disruptions to our information technology systems globally;

●	our exposure to tax liabilities;

●	our ability to retain our senior management team and other skilled and experienced personnel;

●	our ability to maintain our lease agreements with Kibbutz Sdot-Yam, the ILA and Caesarea Development Corporation;

●	continued coverage by equity research analysts and our ability to meet publicly announced financial guidance;

●	compliance with Israeli law, such as the Rest Law and Israeli Competition Law;

●	the continued availability of certain tax benefits granted by the Israeli government; and

●	our expectations regarding regulatory matters applicable to us.

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

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.    Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report. The consolidated income statement data for the years ended December 31, 2019, 2018, and 2017 and the consolidated balance sheet data as of December 31, 2019 and 2018 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated income statement data for the years ended December 31, 2016 and 2015 and the consolidated balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements, which are not included in this annual report. All of the financial data set forth below are in thousands (except share and per share amounts). The information presented below under the caption “Other Financial Data” and “Dividends declared per share” contains information that is not derived from our financial statements.

	2019	2018	2017	2016	2015

Consolidated Income Statement Data:

Revenues	$545,974	$575,871	$588,147	$538,543	$499,515
Cost of revenues	397,335	412,457	390,924	326,057	299,290
Gross profit	148,639	163,414	197,223	212,486	200,225
Operating expenses:
Research and development	4,146	3,635	4,164	3,290	3,052
Marketing and selling	66,770	74,786	81,789	70,343	59,521
General and administrative	40,681	43,323	45,930	40,181	36,612
Legal settlements and loss contingencies, net	12,359	8,903	24,797	5,868	4,654
Total operating expenses	123,956	130,647	156,680	119,682	103,839
Operating income	24,683	32,767	40,543	92,804	96,386
Finance expenses, net	5,578	3,639	5,583	3,318	3,085
Income before taxes on income	19,105	29,128	34,960	89,486	93,301
Taxes on income	6,243	4,560	7,402	13,003	13,843

Net income	$12,862	$24,568	$27,558	$76,483	$79,458
Net income attributable to non-controlling interest	—	163	1,356	1,887	1,692
Net income attributable to controlling interest	12,862	24,405	26,202	74,596	77,766
Basic net income per ordinary share*	0.37	0.72	0.73	2.08	2.21
Diluted net income per ordinary share*	.037	0.72	0.73	2.08	2.19
Weighted average number of ordinary shares used in computing basic income per share	34,384	34,358	34,334	34,706	35,253
Weighted average number of ordinary shares used in computing diluted income per share	34,460	34,409	34,386	34,764	35,464

	2019	2018	2017	2016	2015

Consolidated Balance Sheet Data:
Cash, cash equivalents and short term bank deposits	$139,372	$93,562	$138,707	$106,270	$62,807
Working capital (1)	248,040	238,823	250,510	216,963	168,841
Total assets	703,866	616,922	652,987	584,700	529,742
Total liabilities	226,142	150,421	166,611	134,108	120,680
Redeemable non-controlling interest	—	—	16,481	12,939	8,841
Shareholders’ equity	477,724	466,501	469,895	437,653	400,221

	2019	2018	2017	2016	2015
Other Financial Data:
Adjusted Gross profit (2)	$149,084	$165,518	$197,223	$212,486	$200,225
Adjusted EBITDA (2)	69,046	75,206	100,429	$130,260	125,667
Adjusted net income attributable to controlling interest (2)	26,724	36,085	49,819	81,184	83,682
Capital expenditures	23,590	20,962	22,675	22,943	76,495
Depreciation and amortization	28,587	28,591	29,926	28,254	22,334

* See also note 15 to our financial statements included elsewhere in this report.

(1)	Working capital is defined as total current assets minus total current liabilities.
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

We use certain non-GAAP financial measures to evaluate our performance in conjunction with other performance metrics. The following are examples of how we use such non-GAAP measures:

●	Our annual budget is based in part on these non-GAAP measures.

●	Our management and board of directors use these non-GAAP measures to evaluate our operational performance and to compare it against our work plan and budget.

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

In arriving at our presentation of non-GAAP financial measures, we exclude items that either have a non-recurring impact on our income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude share-based compensation expenses to facilitate a better understanding of our operating performance, since these expenses are non-cash and accordingly we believe do not affect our business operations. While not all inclusive, examples of these items include:

●	amortization of purchased intangible assets;
●	legal settlements (both gain or loss) and loss contingencies, due to the difficulty in predicting future events, their timing and size;
●	material items related to business combination activities important to understanding our ongoing performance;
●	excess cost of acquired inventory;
●	expenses related to our share based compensation;
●	significant one-time offering costs;
●	significant one-time non-recurring items (both gain or loss)
●	material tax and other awards or settlements, both amounts paid and received; and
●	tax effects of the foregoing items.

	2019	2018	2017	2016	2015

Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$148,639	$163,414	197,223	$212,486	$200,225
Share-based compensation expense (a)	285	163	285	452	121
Non-recurring import related expenses (income)	(1,501)	2,104	—	—	—
Other non-recurring items (b)	1,661	—	—	—	—
Adjusted Gross profit	$149,084	$165,681	197,508	$212,938	$200,346

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(b)	Reflects mainly to one time amortization of machinery equipment with no future alternative use, and one time inventory write down due to discontinuation of certain product group manufacturing.

	2019	2018	2017	2016	2015
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$12,862	$24,568	$27,558	$76,483	$79,458
Finance expenses, net	5,578	3,639	5,583	3,318	3,085
Taxes on income	6,243	4,560	7,402	13,003	13,843
Depreciation and amortization	28,587	28,591	29,926	28,254	22,334
Legal settlements and loss contingencies, net (a)	12,359	8,903	24,797	5,868	4,654
Compensation paid by a shareholder (b)	—	—	—	266	—
Share-based compensation expense(c)	3,632	1,684	5,277	3,068	2,293
Provision for employee fringe benefits (d)	—	—	(114)	—	—
Non-recurring import related expense (income)	(1,501)	2,104	—	—	—
Other non-recurring items (e)	1,286	1,157
Adjusted EBITDA	$69,046	$75,206	$100,429	$130,260	$125,667

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
(e)

Relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company’s subsidiary).

	2019	2018	2017	2016	2015

Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$12,862	$24,405	$26,202	$74,596	$77,766
Legal settlements and loss contingencies, net (a)	12,359	8,903	24,797	5,868	4,654
Compensation paid by a shareholder (b)	—	—	—	266	—
Share-based compensation expense(c)	3,632	1,684	5,277	3,068	2,293
Provision for employee fringe benefits (d)	—	—	(114)	—	—
Tax adjustment (e)	—	—	—	(1,158)	—
Non cash revaluation of lease liabilities (f)	3,615	—	—	—	—
Non-recurring import related expense (income)	(1,501)	2,104
Other non-recurring items (g)	2,486	1,157	—	—	—
Total adjustments before tax	20,591	13,848	29,960	8,044	6,947
Less tax on above adjustments	6,729	2,168	6,343	1,456	1,031
Total adjustments after tax	$13,862	$11,680	23,617	6,588	5,916
Adjusted net income attributable to controlling interest	$26,724	$36,085	$49,819	$81,184	$83,682

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

(d)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the NII.
(e)	Relates to an adjustment in taxes as a result of a tax settlement we reached with Israeli tax authorities.
(f)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.
(g)

Relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, one time amortization of machinery equipment with no future alternative use, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company’s subsidiary).

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

Risks related to our business and industry

The recent outbreak of the novel coronavirus (COVID-19) pandemic could impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and financial results.

The recent emergence of the coronavirus (COVID-19) pandemic has increased market uncertainty and volatility and led to travel and other restrictions including individual quarantines imposed by China, the United States, Italy, Israel and other countries, significantly affecting consumer and businesses behaviors. The volatility in stock markets around the world has already and may continue to materially and adversely impact stock prices and trading volumes for us and other corporations. The culmination of these dramatic large-scale events could result in a global economic recession and significantly decrease home renovation and remodeling activity and new residential construction, and in turn reduce the demand for our products, thus materially and adversely affecting our business and results of operations.

The coronavirus (COVID-19) pandemic may also adversely affect our ability to conduct our business effectively due to disruptions to our production capabilities, supply chain, availability and productivity of personnel, while we simultaneously attempt to comply with rapidly changing restrictions, such as travel restrictions, curfews and others. In particular, following recommendations from the Israeli Ministry of Health and the Ministry of Finance, on March 16, 2020, the Israeli prime minister announced new and more restrictive instructions under which businesses in the private sector must reduce their onsite workforce by 70%. Additional instructions require “non-essential” businesses to shut down, and the public sector to further reduce its workforce. On March 19, 2020, emergency regulations enacted by the Israeli authorities restricted outdoor activities of all citizens. Currently travel to and from work is still permitted, however the authorities may place additional, more restrictive measures on businesses and individuals. Though we may still operate our facilities under such regulations, any additional actions taken by the Israeli government could further limit that ability which may have a material adverse affect on our operations and financial results.

A significant reduction in our workforce and our compliance with instructions imposed by Israeli authorities may harm our ability to continue operating our business and materially and adversely affect our operations and financial condition. Further, we cannot assure you that we will be designated an “essential business”, as defined under the new instructions, and moreover, we cannot foresee whether the Israeli authorities will impose further restrictive instructions, which if implemented may lead to significant changes and potentially a shutdown of our operations.

Authorities around the world have and may continue implementing similar restrictions on business and individuals in their jurisdictions. We cannot assure you that we will be able to continue to manage our international operations and business effectively, which would have material adverse effect on our results of operations. See “—Our operating results may suffer due to our failure to manage our international operations effectively or due to regulatory changes in international jurisdictions where we operate”.

Additional restrictions and regulations related to the coronavirus (COVID-19) pandemic containment efforts may further challenge our ability to conduct our operations and, as a result, may materially and adversely affect our financial results. Currently the trajectory of the coronavirus (COVID-19) outbreak remains highly uncertain and we cannot predict the duration, severity or effect of the pandemic or any future containment efforts.

Downturns in the home renovation and remodeling and new residential construction sectors or the economy generally and a lack of availability of consumer credit could materially and adversely impact end-consumers and lower demand for our products, which could cause our revenues and net income to decrease.

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending. We believe that in each of our key existing markets, the United States, Australia (unless stated otherwise, reference to Australia in this report includes Australia and New Zealand), Canada and Israel, we estimate that approximately 60% to 70% of our business is generated from home renovation and remodeling and approximately 25% to 35% is driven by new residential construction. Our products are also used in commercial applications. As a result, our business is mainly affected by trends in the home renovation and remodeling and new residential construction sectors. For example, since 2018 and throughout 2019 we have been experiencing downturns in the home renovation and remodeling and new residential construction sectors in Australia.  Such downturns already adversely impacted our revenues and profit in Australia.  We are uncertain whether such downturn will persist or occur in other key markets, which in turn could materially and adversely impact our financial condition.  Spending on home renovation and remodeling and new residential construction depends significantly on the availability of consumer credit, as well as other factors such as interest rates, consumer confidence, government programs and unemployment. Such factors also affect spending on commercial projects. Any of these factors could result in a tightening of lending standards by financial institutions and reduce the ability of consumers to finance renovation and remodeling expenditures or home purchases. Consumers’ ability to access financing varies across our operating markets. If the housing market is negatively impacted as a result of an economic downturn or if other significant economic negative trends occur, we may be unable to grow or sustain our business and our revenues and net income may be materially and adversely affected. See also “—The recent outbreak of the novel coronavirus  (COVID-19) pandemic could impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business”.

We face intense competitive pressures from other manufacturers of quartz surfaces and from manufacturers of other surface materials, which could materially and adversely affect our results of operations and financial condition.

Our quartz surface products compete with a number of surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel, wood, ceramic and other quartz surfaces. We compete with manufacturers of these surface materials and with manufacturers of quartz surfaces with respect to a range of factors. These factors include, among other things, brand awareness and brand position, product quality, product differentiation, design and breadth of product offerings, slab dimensions, new product development and time to market, availability and supply time, technological innovation, popular home interior design trends, pricing, availability of inventory on demand, distribution coverage, customer service and versatility in products portfolio.

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

Silicosis is a potentially fatal progressive occupational lung disease and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles may occur while performing certain tasks, including among others, processing quartz and other materials that contain silica if safety measures are not implemented, which in turn can cause silicosis and other health issues.

Since 2008, we have been named, either directly or as a third party defendant, in numerous lawsuits alleging damages caused by exposure to silica dust related to our products filed by individuals (including fabricators and their employees, and our former employees), their successors, employers and the State of Israel, and in subrogation claims by the National Insurance Institute of Israel (the “NII”), WorkerCover Queensland, Australia, and others. As of December 31, 2019, we were subject to pending lawsuits or had received pre-litigation demand letters related to silicosis claims with respect to 152 injured persons globally, of which 132 were in Israel and 20 in Australia. One of the injured persons filed against us a lawsuit in the Central District Court in Israel with a motion for its recognition as a class action; though we reached a settlement agreement with the lead-plaintiff with respect to this claim, it has not yet received court approval, which may on various grounds demand changes to such proposed settlement. Most of the claims asserted against us do not specify a total amount of damages sought and the plaintiffs’ future damages, if any, is intended to be determined at trial or settlement discussions.

Although we intend to vigorously contest the pending claims, we cannot provide any assurance that we will be successful. As of December 31, 2019, we estimated based on the current legal condition in Israel that our total exposure with respect to all then-pending lawsuits in Israel related to 132 injured persons and the un-asserted NII claims was approximately $39.2 million (which we accrued on our balance sheet), however,  the actual outcome of such lawsuits may vary from our estimate. The number of injured persons takes into account the claim filed with a motion for its recognition as a class action and does not include pre-litigation demand letters and settled claims for which the settled amount has not been paid yet. It is too early to estimate the probability of the claims filed against us in Australia, which we intend to vigorously defend. We believe that we have $9.5 million of coverage under our product liability insurance, and accordingly, our net exposure with respect to such pending claims is estimated to be $29.7 million.

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

As of December 31, 2019, 21 of our employees, out of which 13 are currently employed in our plants in Israel, have been banned by occupational physicians from working in a workplace with dust due to diagnose or suspected diagnose of silicosis or other lung diseases, and any expenses not covered by the National Insurance Institute of Israel which we may incur in this respect are not covered by our employer liability insurance. In addition, two former employees filed lawsuits against us.

We currently have limited product liability insurance policies, which apply to us and our subsidiaries and cover claims related to bodily injuries though in most cases these policies exclude damages caused by exposure to hazardous dust. In recent years, we have been able to obtain such insurance only on less favorable terms than previously. If we are unable to renew our product liability insurances at all or in part, if we cannot obtain insurance on as favorable terms as previously, or if our insurance is terminated early, decreased, provides inadequate coverage or if we are subject to silicosis-related claims excluded by our product liability insurance policy or by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance. Such events might have a material adverse effect on our business and results of operations. We reached an agreement with our product liability insurer regarding the coverage in the class action lawsuit. As of December 31, 2019, our insurance receivables totaled $9.5 million. Although we believe that it is probable that such receivables will be paid to us when such payments are due, if our insurers become insolvent in the future or for other reason do not pay such amounts in full or on a timely basis, such failure could have a material adverse effect on our financial results and cash flow. See also Note 10 to our financial statements included elsewhere in this report. For more information, see “ITEM 8.A: Financial Information—Legal Proceedings—Claims related to alleged silicosis injuries.”

In addition, growing media coverage regarding the hazards associated with exposure to silica dust in the engineered quartz surfaces, which intensified significantly primarily in Australia and the United States during 2019, may adversely affect consumer preferences toward our products, damage our brand and reputation and lead to loss of sales and a material adverse effect to our revenues and financial results. Increased awareness of this issue, and media focus may also trigger greater governmental and regulatory scrutiny and action, which may increase our costs of compliance therewith, lead to greater propensity for litigation against us or ultimately even result in a ban of our products.

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

During recent years, after identifying exposure to silica in the engineered quartz and stone countertop industry as a health hazard to workers involved in manufacturing, cutting, fabricating, finishing and installing quartz and stone countertops, several local regulatory bodies have issued safety alerts and promoted new regulations.  For example, in 2015, the Israeli Ministry of Economy and Industry (“IMEI”) proposed a new law aimed at improving the health, protection and safety of persons engaged in fabrication of engineered quartz surfaces by imposing, among other things, obligations to obtain permits for operating a fabrication business. Recently Victoria State in Australia announced its intention to execute a licensing initiative in its territory. The U.S. Occupational Safety and Health Administration has published a National Emphasis Program addressing the hazards of Silica in various industries.  Contemplated and current regulatory initiatives in the U.S., Australia and Israel are necessary to improve health and safety however, these changes may also disrupt the market or impose burdens on fabricators and distributors potentially causing them to shift towards using other materials, which could materially and adversely impact our business. Further regulatory changes regarding the ability to use, process or sell stone countertops, particularly engineered quartz, and the safety measures required in such activities may materially adversely affect our business.

In New-South Wales, Australia, a Legislative Council Committee was formed to review the State’s response to silicosis in the manufactured stone industry. Said committee is expected to issue its final report during 2020, after receiving submission and holding hearings with interested parties.

We may be required to incur additional expenses associated with exposure to silica dust in the engineered quartz surfaces industry to enhance our compliance with current and future laws, regulations or standards. Failure to comply with existing regulatory requirements or any changes thereto may expose us to regulatory actions (as detailed below in “—The extent of our liability for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate and could negatively impact our financial condition and results of operations” ) as well as to lawsuits by our employees. Greater regulatory scrutiny and action may also lead to greater propensity for litigation against us or ultimately result in a government ban of our products.

If we are unable to compete with lower-priced products perceived as comparable to ours, our market share may decrease and our financial results may be adversely and materially impacted.

We have invested considerable resources to position our quartz surface products as premium branded products. Due to our products’ high quality and positioning, we generally set our prices—especially for our differentiated products—at a higher level than alternate surfaces and quartz surfaces provided by other manufacturers. Manufacturers located in the Asia-Pacific region (predominantly China) and certain parts of Europe are able to produce quartz surface products at a lower cost, including quartz surface products which imitate our products and designs.

Even if we seek to lower the price of our products, we may be unable to do so due to costs entailed with producing at our facilities, such as compliance with environmental health and safety standards, labor, energy, raw material costs and taxes. If the amounts of these low-priced products increase, our sales could decline. In addition, sales of these low-priced products may negatively impact our pricing.

In April 2018, antidumping and countervailing duty (“AD/CVD”) petitions were filed with the U.S. Department of Commerce (“DOC”) and the International Trade Commission (“ITC”). The petitions, which were filed by a U.S. manufacturer, alleged that the increase in Chinese imports has injured the U.S. domestic quartz industry and threatens further damage if duties to offset China’s unfair trade practices are not imposed.

In May 2019, the DOC announced the affirmative final determinations in the AD/CVD investigations, finding that exporters from China have sold quartz surface products at less than fair value in the U.S. at rates that range from approximately 265% to 340% and received subsidies at rates that range from 45% to 190%. In June 2019, the ITC made a final injury determination, concluding that the U.S. industry was materially injured as a result of imports of quartz surface products from China. As a result, the DOC issued AD/CVD orders on imports of this product from China in the rates described above. Pursuant to the AD/CVD orders, the DOC instructed the U.S. Customs and Border Protection (“CBP”) to collect cash deposits equal to the applicable final weighted-average dumping and countervailing duty margins.

In October and November 2019, following a petition by the same U.S. manufacturer, the DOC announced affirmative preliminary determinations in the CVD investigations of imports of quartz surface products from India and Turkey, finding that exporters from these countries received countervailable subsidies at rates ranging from 3.81% to 80.79%.  In December 2019, the DOC announced affirmative preliminary determinations in the AD investigation that exporters from these countries sold quartz surface products at less than fair value in the U.S. at rates of up to 5%. As a result, the DOC has instructed the CBP to collect cash deposits from importers of quartz surface products from India and Turkey based on these preliminary rates. The DOC’s final determination are scheduled for April 2020.  An ITC final injury determination is scheduled for June 2020. If the DOC and ITC make affirmative final determinations, AD and CVD orders will be issued.

The imposition of AD/CVD orders have and may continue to lead Chinese exporters to redirect their products into other markets in which we operate (including markets in which we hold a higher market share than in the U.S.) thereby adversely impacting our operations and financial results. For example, during 2019, we experienced increased competitive pressures in Australia and Canada from Chinese based manufacturers.  A similar effect may occur with respect to exporters from India and Turkey. Finally, any duties and tariffs imposed by the U.S. or other regulators may not succeed in remediation of any impact caused to the quartz industry by such imports. Chinese, Indian and Turkish exporters may shift their focus to other, competing materials, increasing competitive pressures and lowering demand for our products. In addition, imposition of duties and tariffs may lead consumers to prefer other low-priced products, impacting demand for our products and our revenues.  As a result, our market share may decrease and our financial results may be adversely and materially impacted.

Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets, or to sales to a major customer therein, could materially and adversely impact our results of operations and prospects.

Our sales are subject to significant geographic concentration, with four largest markets accounting for approximately 90% of revenues. In 2019, sales in the United States, Australia, Canada and Israel accounted for 45.9%, 19.8%, 15.7% and 7.1% of our revenues, respectively. Each country has different characteristics and our results of operations could be materially and adversely impacted by a range of factors, including spending on home renovation and remodeling and new residential construction in the region (as discussed above), local competitive changes, changes in consumers’ quartz surface or countertop preferences and regulatory changes that specifically impact these markets (such as imposition of antidumping and countervailing duties in the U.S. as discussed above), as well as by our performance in each of these markets. Sales in our main markets could be materially and adversely impacted by other general economic conditions, including increases in imports of cheaper quartz surfaces from low cost countries manufacturers into such markets, especially the United States, Australia and Canada. Stronger local currencies could make lower-priced imported goods more competitive than our products. Although we face different challenges and risks in each of the markets in which we operate, due to the existence of a high level of geographic concentration, should an adverse event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

In addition, we derived approximately 9.2% of our total revenues in 2019 from one customer, IKEA. Revenues from this significant customer declined during 2019. The loss of or a further decrease in business from such customer could have a material adverse effect on our revenues, results of operations and our financial condition.

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

Specifically, since opening our facilities in the U.S. in 2015, we have experienced certain inefficiencies due to challenges related to the ramp up of the plant, such as establishing an experienced workforce, processes implementation, engineering optimization and successful transfer of know-how and other factors. Although we have improved the performance of our U.S plant, such inefficiencies led to lower than expected throughput, yield and, as a result, higher than expected manufacturing cost per square meter produced and therefore our business and financial results were and may continue to be negatively impacted.

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

Damage to our manufacturing facilities or products caused by human error or negligence or other failures or circumstances beyond our control, could interrupt or delay our manufacturing or other operations. See “—The recent outbreak of the novel coronavirus  (COVID-19) could impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.”

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

Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.

Our ability, and that of our suppliers, OEM suppliers, distributors, customers and other third parties, to develop, manufacture, transport, distribute, sell, install and use our products is critical to our success. Damage or disruption to our or their operations could occur due to various factors, including unforeseen factors, including, among others: adverse weather conditions (including any potential effects of climate change) or natural disasters, such as a hurricane, tornado, earthquake, wildfire or flooding; government action; economic or political uncertainties or instability; fire; terrorism; outbreak or escalation of armed hostilities; safety warnings or recalls; health epidemics or pandemics or other contagious outbreaks, such as the ongoing coronavirus (COVID-19) pandemic discussed above; supply and commodity shortages; unplanned delays or unexpected problems associated with repairs or enhancements of facilities in which such products are made, manufactured, distributed or sold; loss or impairment of key manufacturing sites; cyber incidents, including the disruption or shutdown of computer systems or other information technology systems at our offices, plants, warehouses, distribution centers or other facilities or those of our suppliers and other third parties; industrial accidents or other occupational health and safety issues; telecommunications failures; power, fuel or water shortages; strikes, labor disputes or lack of availability of qualified personnel; or other reasons beyond our control or the control of such third parties. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could continue to result in adverse effects on our business, financial condition or results of operations.

If we fail to effectively manage required changes in our production and supply chain, we may be unable to serve the market or suffer additional inefficiencies.

Our production and supply chain processes are complex and rely on our estimates and forecasts in terms of volume as well as product mix. If we fail to accurately forecast demand, it may hinder the availability of our products in the market, result in loss of sales, increase shipping costs and harm our relationships with our customers, damage our brand and reputation and have a materially adverse effect on our results of operations. If we are unsuccessful in adjusting our manufacturing operations to changes in the demand for our products, we may be unable to grow our business and revenue, maintain our competitive position or improve our profitability.

Failure to effectively collaborate with OEM suppliers or problems inherent in the use of OEMs could materially adversely affect our competitive position or profitability.

In order to optimize our production and adjust to changes in markets dynamics, we may outsource certain parts of our manufacturing. In 2019, we acquired certain basic colors models from third-party engineered stone manufacturers (OEMs). We are considering increasing this activity in 2020. If we are unable to successfully manage the quality of materials from these third-party suppliers or if they delay delivery of our products, our brand and reputation could be impaired and warranty claims from end-customers could increase. Damage or disruption to the ability of our OEM suppliers to develop, manufacture and transport our products as a result of factors within or outside their control could result in adverse effects on our business, financial condition or results of operations. See “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.”  Failure by such third-party suppliers to comply with applicable laws and regulations or accepted industry standards could further impair our brand and reputation, result in potential liability and materially adversely affect our competitive position and profitability. Additionally, if we are unable to agree on the commercial terms with such vendors, or effectively enforce the terms of any verbal or written agreements, such manufacturers could cease manufacturing in the amounts required to meet the demand for our products, or at all. In such cases, we may need to locate and qualify alternative manufacturers or produce the products using our facilities, which could cause substantial delays in manufacturing, increase our costs, negatively impact the quality of our products in case we rely on new vendors and require us to adjust our products and our manufacturing processes. We may be unable to successfully optimize our operations and reduce costs through OEM. All of these factors could materially and adversely impact our reputation, revenues and results of operations. In addition, cooperation with third party manufacturers may require us to expose certain intellectual property relating to our products and designs, the confidentiality of which we may not be able to further control or enforce. If we experience demand for our products that exceeds our manufacturing capacity and we fail to acquire slab models from third parties, we may not have sufficient inventory to meet our customers’ demands, which would negatively impact our revenues, reputation and potentially cause us to lose market share.

Our results of operations may be materially and adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency) and other currencies in which we conduct business. In 2019, 47.9% of our revenues were denominated in U.S. dollars, 19.8% in Australian dollars, 15.7% in Canadian dollars, 7.1% in NIS, 5.6% in Euros and a smaller portion in other currencies. In 2019, the majority of our expenses were denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian and Australian dollars. As a result, weakening of the Australian and Canadian dollars and strengthening of the NIS and, to a lesser extent, strengthening of the Euro against the U.S. dollar presents a significant risk to us and may impact our business significantly.  See Item 11 below for the impact of currencies fluctuation on our operating income.  We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements; therefore, during periods of a strengthening dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

Although we currently engage in derivatives transactions, such as forward and option contracts, to minimize our currency risk, we do not hedge all of the exposure. We have been using a dynamic hedging strategy to hedge our cash flow exposures. This strategy involves consistent hedging of exchange rate risk in variable ratios ranging up to 100% of the exposure over rolling 12 months. As of December 31, 2019, our average hedging ratio was approximately 15% out of our expected currencies exposure for 2020. Therefore, future currency exchange rate fluctuations against which we have not adequately hedged could materially and adversely affect our profitability. Moreover, our currency derivatives, except for our U.S. dollar/NIS forward contracts, are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. Our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income. See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

Changes in the prices of our raw materials have increased our costs and decreased our margins and net income in the past and may increase our costs and decrease our margins in the future.

In 2019, raw materials accounted for approximately 39% of our cost of goods sold (excluding the cost of OEM products sold, which accounted for less than 10% of our cost of goods sold). The cost of raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. Our raw materials costs are also impacted by changes in foreign currency exchange rates, mainly the Euro as it relates to polyester and other raw materials purchased from Europe.

Quartz, which includes quartz, quartzite and other dry minerals and engineered materials, which include high amounts of silica (together referred to in this annual report as “quartz” unless otherwise specifically stated), is the main raw material component used in our products. Quartz accounted for approximately 34% of our raw materials cost in 2019. Our cost of sales and overall results of operations may be impacted significantly by fluctuations in quartz prices. For example, if our cost of quartz were to rise by 10%, we would experience a decrease of approximately 0.9% in our gross profit margin. In 2019 the average cost of quartz decreased by 3.4% and in 2018, it increased by 3.0%. Any future increases in quartz prices could also materially and adversely impact our margins and net income.

Polyester, which acts as a binding agent in our products, accounted for approximately 36% of our raw materials costs in 2019. Accordingly, our cost of sales and overall results of operations may be impacted significantly by fluctuations in polyester prices. For example, if the cost of polyester was to rise by 10%, we would experience a decrease of approximately 1.0% in our gross profit margin. The cost of polyester we incur is a function of, among other things, manufacturing capacity, demand and the price of crude oil and more specifically benzene. Our cost of polyester fluctuated significantly over the years. In 2018, average polyester costs increased by approximately 6%. In 2019, our average polyester costs decreased by approximately 12%. We acquire polyester on an annual framework basis or a purchase order basis based on our projected needs for the subsequent one to three months. Going forward, we may experience pressure from our polyester suppliers to increase prices even during a period covered by purchase orders.

Commencing in 2020, we have been using a dynamic hedging strategy to reduce our exposure to changes in the polyester prices. This strategy involves hedging certain components of our polyester formula in variable ratios of the exposure over rolling 12 months. Therefore, future fluctuations in polyester prices which we have not adequately hedged could materially and adversely affect our profitability. Moreover, our polyester contract derivatives are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of polyester prices on our operating income.

Pigments are also used to manufacture our products. Although pigments account for a significantly lower percentage of our raw material costs than polyester, we encountered in the past and may experience in the future fluctuations in pigment prices. For example, the cost of titanium dioxide, our principal white pigmentation agent, decreased by approximately 10% and increased by approximately 16% in 2019 and 2018, respectively. In 2019, the price of titanium dioxide, our principal white pigmentation agent, decreased by approximately 10% compared to 2018, impacting our gross profit margin by approximately 0.3%. In 2018, the price of titanium dioxide increased by approximately 16%. Such prices fluctuations may also have a materially adverse impact on our margins and net income.

We have found that increases in prices may be difficult to pass on to our customers. If we are unable to pass on to our customers increases in raw materials prices, specifically in quartz, polyester and pigments, our margins and net income may be materially and adversely impacted. For cost of our raw materials in 2019 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results— Cost of revenues and gross profit margin.”

The extent of our liability for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate, and could negatively impact our financial condition and results of operations.

Our manufacturing facilities and operations in Israel and our manufacturing facility in the United States are subject to numerous Israeli and U.S. laws and regulations, and other industry standards imposed by our customers, particularly IKEA and Home Depot, all relating to environmental, health and safety, and other matters such as dust, acetone and styrene control, as detailed in “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters.” Violations of environmental, health and safety laws and regulations may lead to civil and criminal sanctions against us, our directors, officers or employees. Liability under these laws and regulations involves inherent uncertainties and in some cases may compel the installation of additional equipment and subject us to substantial penalties, injunctive orders and facility shutdowns. If our operations are enjoined because of failure to comply with such regulations, or if we are required to install expensive equipment in order to meet regulatory requirements, it could materially adversely affect our results of operations. Any contemplated expansion of our facilities will also need to meet standards imposed by laws, regulations and other industry standards. Violations of environmental laws could also result in obligations to investigate or remediate potential contamination, third-party property damage or personal injury claims resulting from potential migration of contaminants off-site. Violations of such laws and regulations may also constitute a breach of current or future commercial contracts we have with third parties and impact our cooperation with customers and suppliers. We have identified in the past and may identify in the future compliance risks related to environmental and health and safety regulation standards. Preparation and implementation of mitigation plans for such risks may take time during which we may not be in full compliance with applicable laws and standards.

In addition, the operation of our manufacturing facilities in Israel and in the United States is subject to applicable permits, standards, licenses and approvals. Any expansions or improvements to our facilities will be subject to obtaining appropriate permits, and we cannot be certain that such permits will be obtained in a timely matter, or at all. For detailed information, see “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters”. We expect our business licenses to be extended by the municipal authorities for a specified term and we intend to seek subsequent extensions on an ongoing basis. Generally, failure to obtain a permit or license required for the operation of our facilities, or failure to comply with the requirements thereunder, may result in civil and criminal penalties, fines, court injunctions, imprisonment, and operations stoppages. If we are unable to obtain, extend or maintain the business license for any of our plants, we would be required to cease operations at such location, which would materially adversely affect our results of operations. Our ability to obtain necessary permits and approvals for our manufacturing facilities may be subject to additional costs and possible delays beyond our initial projections. In addition, to demonstrate compliance with underlying permits licenses or approvals, we are required to perform a considerable amount of monitoring, record-keeping and reporting. We may not have been, or may not be, at all times, in complete compliance with such requirements and we may incur material costs or liabilities in connection with such violations, or in connection with remediation at our sites or certain third-party manufacturing sites if we are found liable in relation thereto.

From time to time, we face compliance issues related to our manufacturing facilities. See “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters” for additional information on compliance with environmental, health and safety and other relevant regulations relating to our facilities, including with respect to our compliance with styrene ambient air standards and dust emission occupational health standards.

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

A key element of our strategy is to grow our business by expanding sales of our products in certain existing markets that we believe have high growth potential, as well as in selected new markets. In particular, we intend to continue to focus our growth efforts on the United States. We estimate that the penetration of engineered quartz surfaces to the total countertops market in the United States still has significant potential to grow. We face several challenges in generating demand for our products and brand in the United States or other markets, including driving consumers’ desire to use our quartz surfaces for their kitchen countertops and other interior settings. If the market for quartz surfaces in these regions does not develop as we expect, develops slower than expected or develops more at the lower price segment, our future growth, business, prospects, financial condition and operating results will be adversely effected. In addition, changes in the U.S. trade environment, including imposition of import tariffs or withdrawal from or revisions to international trade policies or agreements, may affect our growth potential globally, and further impact other markets in which we operate. See “—Competition from manufacturers of lower priced products may reduce our market share, alter consumer preferences and materially and adversely affect our results of operations and financial condition”. We may also face certain challenges in supplying materials to large retailers in these regions. For more information, see “—Cooperation with large retailers could introduce uncertainty into our sales volumes, having a materially adverse effect on our financial results. Additionally, our reliance on third-party suppliers to provide installation and fabrication services to large retailers could impair our relationship with our customers, which could also materially harm our business and results of operations.” Our success will depend, in large part, upon consumer acceptance and adoption of our products and brand in these markets, on the level of our execution, our go-to market strategy and its implementation and the timely availability of our products across regions, and if we do not effectively expand into these markets, there could be an adverse impact on our sales and financial condition.

Cooperation with large retailers entails risks that could adversely impact our sales volumes and impair our relationship with our customers, which could materially harm our business and results of operations.

Since 2013 and 2014, we supplied our products to IKEA in the U.S. and Canada, respectively, pursuant to exclusive agreements, which have been periodically extended. Pursuant to such agreements, we supply, fabricate and install countertops, primarily from our quartz surfaces, which are marketed by IKEA as private label. We expect that the IKEA agreements will continue to be extended and renewed beyond their current terms; however, there is no assurance that such renewal will be made on similar terms or at all. In case they are not renewed, with the cessation of our sales through IKEA U.S. and IKEA Canada, our revenue in the U.S. and Canada would significantly decrease. For more information on our sales through IKEA, see “ITEM 5: Operating and Financial Review and Prospects.”  Recently IKEA advised us that it amended its standard purchase agreement packages to be implemented between March and May 2020. We are currently in the process of finalizing such new agreements with IKEA in the U.S. and Canada.

In 2019 we began collaborating with Home Depot in the U.S. and during the fourth quarter of 2019 introduced Caesarstone branded products at all U.S. Home Depot stores. Currently, we are in the process of finalizing a new definitive agreement with Home Depot to solidify the terms of such collaboration. We expect that an agreement with Home Depot will be signed during 2020; however, there is no assurance of its commercial terms and continuation.

Our sales to any retailers, including IKEA and Home Depot, may be affected, among other things, by their sales and promotional events, the timing, scope and terms of which is determined exclusively by the retailers and can impact our sales volume. Accordingly, our sales through IKEA in the U.S. and Canada have been, and may continue to be, volatile, and we may not be able to maintain or increase such sales or to maintain its current profitability level. In particular, as a result of the coronavirus pandemic, governments across the world have and may continue to shut down non-essential businesses. Recently IKEA announced the temporary closing of several of its stores in the U.S. in response to the pandemic and it may continue to shut down additional sites across the world. If these patterns continue, our sales volumes could decrease and our business would be materially and adversely impacted. See also “—The recent outbreak of the novel coronavirus (COVID-19) could impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business”.

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

Our principal raw materials are quartz, polyester and pigments. We acquire quartz from quartz manufacturers from Turkey, India, Israel and a number of European countries. We typically transact business with our quartz suppliers on an annual framework basis, under which we execute purchase orders from time to time. In 2019, approximately 61% of our quartz was imported from several suppliers in Turkey and we expect a slightly lower level in 2020 as we continue to develop additional quartz sources. We acquire polyester from several suppliers, mainly from Europe, on an annual framework basis, or on a purchase order basis based on our projected needs for the subsequent one to three months. We acquire other raw materials used in our products from a limited number of suppliers on a purchase order basis. Suppliers are typically unwilling to agree to preset prices for periods longer than a quarter, and their prices may be volatile.

We cannot be certain that any of our current suppliers will continue to provide us with the quantities of raw materials that we require or satisfy our anticipated specifications and quality requirements. We may also experience a shortage of such materials if, for example, demand for our products increases. For instance, in recent years, there have been significant tensions between Turkey and the State of Israel that have raised questions as to whether commercial arrangements between companies in these countries would be adversely impacted to a material extent. If tensions between Turkey and Israel worsen, our Turkish suppliers may not provide us with quartz shipments. If our Turkish quartz suppliers fail to perform in accordance with our arrangements, we may not be successful in enforcing them.

If we are unable to agree upon prices with suppliers of our raw materials, or effectively enforce the terms of any verbal or written agreements or understandings, which we may have with any of them, our suppliers could cease supplying us with the raw materials required for our products. If our supply of quartz, polyester and other raw materials is adversely impacted to a material extent or if, for any other reason, any of our suppliers does not perform in accordance with our agreements with them, if any, or ceases supplying us with the relevant material, for any reason, we would need to locate and qualify alternate suppliers. This could result in substantial delays in manufacturing, increase our costs, negatively impact the quality of our products or require us to adjust our products and our manufacturing processes. Any such delays in or disruptions to the manufacturing process could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet their order requests.

For more information with regards to suppliers of raw materials used in our products, see “ITEM 4.B: Information on the Company—Business Overview—Raw materials and Service Provider Relationships.”

If we do not manage our inventory effectively, our results of operations could be materially adversely affected.

We must manage our inventory effectively in order to meet the demand for our products. If our forecasts for any specific stock keeping unit (SKU) exceed actual demand, we could experience excess inventory, resulting in increased logistic costs. If we ultimately determine that we have excess inventory, we may have to reduce our prices and write-down inventory which could have an adverse effect on our business, financial condition and results of operations. If we have insufficient inventory levels, we may not be able to respond to the market demand for our products, resulting in reduced sales and market share.

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

Our products are sold in approximately 50 countries throughout the world, our raw materials, equipment and machinery are acquired in different countries, our products are manufactured in Israel and the United States and our global management operates from Israel. We are therefore subject to risks associated with having international operations and expanding globally. Accordingly, our sales, purchases and operations are subject to risks and uncertainties, including:

●	fluctuations in exchange rates;

●	fluctuations in land and sea transportation costs, as well as delays in transportation and other time-to-market delays, including as a result of strikes;

●	unpredictability of foreign currency exchange controls;

●	compliance with unexpected changes in regulatory requirements;

●	compliance with a variety of regulations and laws in each relevant jurisdiction;

●	difficulties in collecting accounts receivable and longer collection periods;

●	changes in tax laws and interpretation of those laws;

●	taxes, tariffs, quotas, custom duties, trade barriers and other similar restrictions on our sales, purchases and exports which could be imposed by certain jurisdictions;

●

negative or unforeseen consequences resulting from the introduction, termination, modification, or renegotiation of international trade agreements or treaties or the imposition of countervailing measures or antidumping duties or similar tariffs;

●	difficulties enforcing intellectual property and contractual rights in certain jurisdictions; and

●	economic changes, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, strikes and other economic or political uncertainties.

Significant political developments could also have a materially adverse effect on us. In the United States, due to our substantial sales, distribution, import and manufacturing operations, potential or actual changes in fiscal, tax and labor policies could have uncertain and unexpected consequences that materially impact our business, results of operations and financial condition.

Tariffs, taxes or other trade barriers could require us to change manufacturing sources, reduce prices, increase spending on marketing or product development, withdraw from or not enter certain markets or otherwise take actions that could be adverse to us. For example, in the United States, the Trump administration has imposed tariffs on imports from China, Mexico, Canada and other countries, and has expressed support for greater restrictions on free trade and increase tariffs on goods imported into the United States. Changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our sales in the U.S. In Europe, the U.K. formally exited the European Union (“E.U.”) on January 31, 2020 (“Brexit”). The European Commission and the U.K. government announced a withdrawal agreement providing for a transition period ending on December 31, 2020 (which may be extended for up to 2 years) during which E.U. law is applicable to and in the U.K., however, significant uncertainty exists as to the scope, nature and terms of any future relationship, and potentially divergent national laws and regulations may result. Although the E.U. is not a key market of ours, Brexit has and for the foreseeable future will continue to adversely affect economic and market conditions in the U.K., the E.U. and its member states and elsewhere, and contribute to uncertainty and instability in global financial markets, which may adversely affect our business and financial condition to the extent the global economy or home renovation, remodeling and construction sectors are negatively impacted or harm our ability to further expand into the European and U.K. markets.

The regulatory framework for privacy and data security issues worldwide is currently in flux and is likely to remain so for the foreseeable future. A failure by us or a third-party contractor providing services to us to comply with applicable privacy and data security laws and regulations may result in sanctions, statutory or contractual damages or litigation.

The widespread outbreak of certain diseases, such as the recent coronavirus (COVID-19) pandemic, may adversely affect our business, disrupt our ability to manufacture products and impact the operations of our customers and modes of shipping, any of which could lead to reduction in customer orders and sales to certain regions and end-markets. See also “—The recent outbreak of the novel coronavirus (COVID-19) pandemic could impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business”.

All of these risks could also result in increased costs or decreased revenues, either of which could have a materially adverse effect on our profitability. As we continue to expand our business globally, we may have difficulty anticipating and effectively managing these and other risks that our global operations may face, which may materially and adversely affect our business outside of Israel and our financial condition and results of operations.

Changes in trade policy in the United States and other countries, the imposition of tariffs and the resulting consequences, may materially adversely impact our business, results of operations and financial condition.

The U.S. government has indicated and demonstrated its intent to alter its approach to international trade policy through the renegotiation, and potential termination, of certain existing bilateral or multi-lateral trade agreements and treaties with, and the imposition of tariffs on a wide range of products and other goods from, a number of countries. In particular, the U.S. government has implemented tariffs on a significant number of products manufactured in China, and as recently as September 1, 2019, the President Trump administration raised tariffs on $300 billion worth of Chinese goods imported into the U.S. Given the unpredictable nature of the U.S.-China relationship and its sizable impact on global economic stability, our business and operating success may be materially adversely affected if recent normalization attempts by these two countries do not endure and additional tariffs or other restrictions on free trade are imposed by either country. In addition, we have been and may continue to be affected by antidumping and countervailing duty orders by the DOC and ITC that prevent Chinese, Indian and Turkish importers from selling quartz surface products at less than fair value in the U.S. For more information, see “—If we are unable to compete with lower-priced products perceived as comparable to ours, our market share may decrease and our financial results may be adversely and materially impacted.”

 The steps that we have taken to protect our brand, technology and other intellectual property may not be adequate, and we may not succeed in preventing others from appropriating our intellectual property.

We believe that our trademarks (registered and unregistered) are important to our brand, success and competitive position. We anticipate that, as the quartz surface market becomes increasingly competitive, maintaining and enhancing our brand, proprietary technology and other intellectual property may become more important, difficult and expensive. In the past, some of our trademark applications for certain classes of applications of our products have been rejected or opposed in certain markets. We have in the past, are currently, and may in the future be, subject to opposition proceedings with respect to applications for registration of our intellectual property, such as our trademarks. As with all intellectual property rights, such application may be rejected entirely or awarded subject to certain limitations such as territories, any current or future markets or applications. These limitations to registering our brand names and trademarks in various countries and applications may restrict our ability to promote and maintain a cohesive brand throughout our key markets, which could materially harm our competitive position and materially and adversely impact our results of operations. Additionally, if we are unsuccessful in challenging a third party’s products on the basis of trademark infringement, continued sales of such products could materially and adversely affect our sales and our brand and result in the shift of consumer preference away from our products.

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

While we continue to make significant investments in innovating the design of our products and register design patents on selected models, it may not be adequate to prevent our competitors from imitating our designs and copying our innovative ideas.

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

For more information, see “ITEM 4.B: Information on the Company—Business Overview—Intellectual Property”.

Our directors and executive officers who are members of Kibbutz Sdot-Yam and Tene may have conflicts of interest with respect to matters involving the Company.

As of March 18, 2020, Kibbutz Sdot-Yam (the “Kibbutz”), together with Tene Investment in Projects 2016 Limited Partnership (“Tene”), being parties to a voting agreement, beneficially owned 40.8% of our shares. Both the Kibbutz and Tene are deemed our controlling shareholders under the Israeli Companies Law. The Kibbutz and Tene also agreed to use their best efforts to prevent any dilutive transactions that would reduce the Kibbutz’s holdings in us below 26% on a fully diluted basis and to cause that at least four directors on behalf of the parties are elected to our board of directors. For more information, see “ITEM 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” Two members of our board of directors and a number of our key employees are members of the Kibbutz. Certain of these individuals also serve in different positions in the Kibbutz, including business manager of the Kibbutz. Such individuals have fiduciary duties to both us and Kibbutz Sdot-Yam. As a result, our directors and executive officers who are members of the Kibbutz may have real or apparent conflicts of interest on matters affecting both us and the Kibbutz and, in some circumstances, such individuals may have interests adverse to us. For example, in the annual general meeting of our shareholders held in December 2015, the Kibbutz opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees identified by the Kibbutz as independent. In addition, two members of our board of directors, including the chairman of the board of directors, also serve as partners in Tene. Since these individuals have fiduciary duties to both us and Tene, there may be real or apparent conflicts of interest in this respect as well. See “ITEM 6.A: Directors, Senior Management and Employees—Directors and Senior Management.”

We have experienced quarterly fluctuations in revenues and net income as a result of seasonal factors and building construction cycles, which are hard to predict with certainty.

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. In 2019, the second and third quarters of the year exhibit higher sales volumes than first and fourth quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere when the weather is more favorable for new construction and renovation projects, as well as due to efforts to complete such projects before the beginning of the new school year. Conversely, the first and fourth quarters are impacted by a slowdown in new construction and renovation projects during the winter months as a result of adverse weather conditions in the northern hemisphere, and, depending on the date of the spring and winter holidays in Israel in a particular year, sales in Israel might be impacted due to such holidays. Similarly, sales during the first quarter in Australia are negatively impacted by fewer construction and renovation projects due to public holidays. In the second and third quarter of 2019, we generated 10.0% and 11.4 % more revenue and a 64.7 % and 93.6% higher adjusted EBITDA than the first quarter of 2019. Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

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

Any combination or acquisition that we effect will be accompanied by several risks, including, but not limited to:

●	the difficulty of integrating the operations and personnel of the acquired business;
●	the potential disruption of our ongoing business;

●	the potential distraction of management;

●	expenses related to the acquisition;

●	potential unknown liabilities associated with acquired businesses;

●	challenges integrating completed combinations or acquisitions in an efficient and timely manner; and

●	failure to realize the expected synergies or benefits in connection with a future combination or acquisition.

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

From time to time, we are subject to litigation, disputes or other proceedings, which could result in unexpected expenses and time and resources that could have a materially adverse impact on our results of operation, profit margins, financial condition and liquidity.

We are currently involved in several legal disputes, including against certain fabricators and their employees in Israel, Australia and Spain, as further detailed in “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” In addition, from time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including contract law, intellectual property rights, employment, product liability and warranty claims, and claims related to modification and adjustment or replacement of product surfaces sold.

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

Our distributors’ actions may have a materially adverse effect on our business and results of operations. Our results of operations may be further impacted by the actions of our re-sellers.

Sales to third-party distributors accounted for 8.5% of our revenues in 2019. In our indirect markets, we depend on the success of the selling and marketing efforts of our third-party distributors, and any disruption in our distribution network could materially impair our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations. As we have limited control over these distributors, their actions could also materially harm our brand and company reputation in the marketplace.

In the majority of our distribution arrangements, we operate on the basis of an initial agreement or general terms of sale or, in certain cases, without any agreement, in writing or at all. The lack of a written agreement with many of our distributors may lead to ambiguities, costs and challenges in enforcing terms of such arrangements, including where we wish to terminate early due to the distributor’s failure to meet annual sales targets. We have experienced difficulties, including litigation, in connection with the termination of certain of our distributors due to disputes regarding their terms of engagement. See “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.” Additionally, we may be unable to distribute our products through another distributor within the territory during the period in which we must give prior termination notice, or to identify and retain new distributors upon termination, which may materially and adversely impact our market share, results of operations, relationships with our customers and end-consumers and brand reputation. Because some of our distributors operate on nonexclusive terms, distributors may also distribute competitors’ quartz surfaces or other surface materials, which may cause us to lose market share. If we opt to distribute our products directly upon termination of existing arrangements with our distributors, ramping up our logistics and shipping capabilities could require significant time and financial commitments, which could materially and adversely impact our market share and results of operations. We cannot assure you that we will be able to successfully transition to direct distribution in a timely or profitable manner.

In the U.S., we supply our products in part to sellers who in turn re-sell them to fabricators, contractors, developers and builders. Certain actions by such third parties may also materially harm our brand and reputation.

The termination of arrangements with distributors and re-sellers may lead to litigation, resulting in significant legal fees for us and detracting our management’s effort, time and resources. In addition, our distributors and re-sellers generally disclose to us sales volumes and other information on a monthly or quarterly basis. Inaccurate sales forecasts, on which we have already relied on in our production planning or our failure to understand correctly the information in a sales report could cause significant, unexpected volatility in our sales and may impact our ability to make plans regarding our supply chain. Any of these events could materially and adversely affect or cause unexpected fluctuations in our results of operations.

Disruptions to or our failure to upgrade and adjust our information technology systems globally, may materially impair our operations, hinder our growth and materially and adversely affect our business and results of operations.

We believe that an appropriate information technology (“IT”) infrastructure is important in order to support our daily operations and the growth of our business. To this end, we are implementing a digital transformation within the Company to better streamline processes and support our business strategy. Our technological and digital investments are geared towards operational enhancements in supply chain management and production, along with improvement of our go-to-market tools.

If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage and grow our business, and we may fail to meet our reporting obligations. Additionally, if our current back-up storage arrangements and our disaster recovery plan are not operated as planned, we may not be able to effectively recover our information system in the event of a crisis, which may materially and adversely affect our business and results of operations.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years. Although we take steps designed to secure our IT infrastructure and sensitive data, we can provide no assurance that our current IT system or any updates or upgrades thereto, the current or future IT systems of our distributors or re-sellers or the IT systems of online paying agents that we use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar risks.

We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future. Furthermore, a cyber-attack that bypasses our IT security systems or those of our distributors, re-sellers, online paying agents or other third party contractors, causing an IT security breach, could lead to a material disruption of our information systems, the loss of business information and loss of service to our customers. There is no assurance that we will be insulated from claims relating to cyber-attacks or withstand legal challenges in relation to our agreements with third parties. Additionally, we have access to sensitive information relating to our employees as well as business partners and customers in the ordinary course of business. Any failure or perceived failure by us, or our third-party contractors on our behalf, to comply with local and foreign laws regarding privacy and data security, as well as contractual commitments in this respect, may result in governmental enforcement actions, fines, or litigation, which could have an adverse effect on our reputation and business. If a significant data breach occurred, our reputation could be materially and adversely affected, confidence among our customers may be diminished, or we may be subject to legal claims, any of which may contribute to the loss of customers and have a material adverse effect on us. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

These risks will increase as we increase our cooperation with and reliance on third party contractors that provide cloud solutions and store increasingly large amounts of data, as part of our digital focus and enhancement of go to market tools.

Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT systems or to manage the IT systems of third parties to accommodate these changes. Increasing regulatory focus on information security and data privacy issues and expanding laws in these areas may result in increased compliance costs and expose us to increased liability. Globally, new and emerging laws, such as the General Data Protection Regulation (“GDPR”) in Europe and state laws in the U.S. on privacy, data and related technologies, such as the California Consumer Privacy Act (“CCPA”), create new compliance obligations, create new private rights of action and expand the scope of potential liability, either jointly or severally with our customers and suppliers. The GDPR, which became effective on May 25, 2018, imposed new compliance obligations for the collection, use, retention, security, processing, transfer and deletion of personally identifiable information of individuals and created enhanced rights for individuals. The CCPA, which grants expanded rights to access and delete personal information, and the right to opt out of the sale of personal information, among other things, became effective on January 1, 2020. These and any other new and emerging laws and regulations, may force us to bear the burden of more onerous obligations in our contracts or otherwise increase our potential liability to customers, regulators, or other third parties.

Cybersecurity and complying with personal data rights pose economic, operational and reputational risks. If we are unable to implement the technological and digital projects required to support our future growth and profitability in compliance with applicable rules and regulations, our business and results of operations will be materially adversely affected.

We may have exposure to greater-than-anticipated tax liabilities.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” in determining our accrued liability for unrecognized tax benefits, which totaled approximately $4.9 million as of December 31, 2019. See also note 11 to our financial statements included elsewhere in this report. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

In the United States, H.R. 1, originally known as the 2017 Tax Cuts and Jobs Act (the “TCJA”) made significant changes to the U.S. Internal Revenue Code, including a reduction in the federal income corporate tax rate from a top marginal rate of 35% to a flat rate of 21% and limitations on certain corporate deductions and credits. In addition, the TCJA requires complex computations to be performed that were not previously required in U.S. tax law, significant judgments to be made in interpretation of the provisions of the TCJA and significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. Finally, foreign governments may enact tax laws in response to the TCJA that could result in further changes to global taxation and materially affect our financial position and results of operations. While we have provided the effect of the TCJA in our Consolidated Financial Statements as included in Note 12 to our financial statements included elsewhere in this report, the application of accounting guidance for various items and the ultimate impact of the TCJA on our business are currently uncertain.

We are entitled to a property tax abatement (starting in the 2014 tax year) with respect to our U.S manufacturing facility and the capital investment made in such facility for ten years at 100% and an additional five years at 50% subject to our satisfaction of certain qualifying terms with respect to headcount, average salaries paid to our employees and total capital investment amount in our U.S manufacturing facility. The tax abatement is granted pursuant to bond purchase loan agreements we entered into with the Development Authority of Bryan County. If we do not meet the qualifying terms of the bond, we will bear the applicable property tax, which will be recognized in our operating costs and which would materially and adversely impact our projected margins and results of operations. See “ITEM 4.D: Information on the Company—Property, Plants and Equipment.”

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended.

A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders who each own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholder”). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether or not we are treated as a CFC). Generally, 10% U.S. Shareholders of a CFC are required to report annually and include currently in its U.S. taxable income such 10% U.S. Shareholder’s pro rata share of the CFC’s “Subpart F income”, “global intangible low-taxed income”, and investments in U.S. property by CFCs, regardless of whether we make an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC. An individual that is a 10% U.S. Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a 10% U.S. Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a 10% U.S. Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a 10% U.S. Shareholder with respect to any such CFC or furnish to any 10% U.S. Shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to an investment in our ordinary shares.

We depend on our senior management team and other skilled and experienced personnel to operate our business effectively, and the loss of any of these individuals could materially and adversely affect our business and our future financial condition or results of operations.

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess strategic, managerial, sales, marketing, operational, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. We have experienced and may continue to experience employee and management turnover. Retention of institutional knowledge and the ability to attract and retain personnel, as well as the ability to successfully onboard our senior management as a team comprised of several new members, are crucial for implementing our business strategy, without which our business and our future financial condition or results of operations could suffer materially and adversely. We do not carry key man insurance with respect to any of our executive officers or other employees. We cannot assure you that we will be able to retain all of our existing senior management personnel and key personnel or to attract additional qualified personnel when needed.

In addition, factors beyond our control may damage or disrupt the ability of our senior management or key employees to perform their critical roles in the Company. In particular, the ongoing coronavirus (COVID-19) pandemic may affect the health and livelihood of our management and employees. The pandemic has led governments in the jurisdictions in which we operate, including the location of our headquarters and manufacturing facilities, to implement reductions in onsite workforce, travel restrictions and individual quarantines. Such limitations may lead to significant changes in the operations of our business, such as reduction in number of shifts at our plants, reduced sales activity and lack of back office support, and materially adversely affect our business and financial condition. See also “—The recent outbreak of the novel coronavirus (COVID-19) could impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and financial results” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.”

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

Pursuant to the land use agreements between us and Kibbutz Sdot-Yam, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use under such land use agreements, then, subject to obtaining the permits required by law, Kibbutz Sdot-Yam will build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the additional monthly payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof. As a result, we depend on Kibbutz Sdot-Yam to build such facilities in a timely manner. While Kibbutz Sdot-Yam is responsible under the agreement for obtaining various licenses, permits, approvals and authorizations necessary for our use of the property, with respect to our use of property in Sdot-Yam, we have waived any monetary recourse against the Kibbutz for failure to receive such licenses, permits, approvals and authorizations.

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

In February 2018, we declared the distribution of a special cash dividend in the amount of $0.29 per share, paid on March 14, 2018, subject to withholding tax of 20%. We also adopted a dividend policy pursuant to which we pay a quarterly cash dividend in the range of $0.10- $0.15 per share (subject to the applicable tax) up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to the approval of our board of directors. Payments of dividends pursuant to the dividend policy are based on the recommendation of our board of directors, after taking into account applicable legal requirements under Israeli law, the benefit of the Company and its obligations, growth plans and contractual limitations under our credit agreements, and other factors that our board of directors may deem relevant. For the second and third quarters of 2018, we distributed cash dividends in the total amount of $0.30 per share subject to withholding tax of 20%. In the fourth quarter of 2019, we distributed a cash dividend in the amount of $0.15 per share subject to withholding tax of 20%. In February 2020, we revised our dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors. In the event that the calculated dividend is less than $0.10 per share, no dividend shall be paid. We cannot provide assurances regarding the amount or timing of any dividend payments and may decide not to pay dividends in the future.

The price of our ordinary shares may be volatile.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including but not limited to (i) actual or anticipated fluctuations in our results of operations; (ii) variance in our financial performance from the expectations of market analysts; (iii) announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans; (iv) changes in the prices of our raw materials or the products we sell; (v) our involvement in litigation; (vi) our sale of ordinary shares or other securities in the future; (vii) market conditions in our industry; (viii) changes in key personnel; (ix) the trading volume of our ordinary shares; (x) changes in the estimation of the future size and growth rate of our markets; (xi)  changes in our board of directors, including director resignations; (xii) actions of investors and shareholders, including short seller reports and proxy contests; and (xiii) general economic and market conditions unrelated to our business or performance. See also “—The recent outbreak of the novel coronavirus (COVID-19) pandemic could impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations”.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. We have been in the past subject to a putative securities class action which was settled and covered by our insurance carriers. We cannot assure you that in the future we may not be subject to further litigation or that it will be fully covered by our insurance carriers.

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

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. In 2019, two analysts discontinued research coverage of our business. If additional analysts do not establish research coverage, or if the current research analyst ceases coverage of our company or fails to publish reports on our Company regularly, we could lose visibility in the market and demand for our shares may decline, which might cause our share price and trading volume to decline. The price of our ordinary shares could also decline if one or more securities analysts downgrade our ordinary shares or if one or more of those analysts issue other unfavorable commentary. The market price for our ordinary shares has been in the past, and may be in the future, materially and adversely affected by statements made in reports issued by short sellers regarding our business model, our management and our financial accounting. We have also faced difficulty in the past accurately projecting our earnings and have missed certain of our publicly announced guidance. If our financial results for a particular period do not meet our guidance or if we reduce our guidance for future periods, the market price of our ordinary shares may decline. We have experienced in the past, and may experience in the future, a decline in the value of our shares as a result of the foregoing factors.

The substantial share ownership position of Kibbutz Sdot-Yam and Tene will limit your ability to influence corporate matters.

As of March 18, 2020, Kibbutz Sdot-Yam and Tene beneficially owned 40.8% of our outstanding ordinary shares. As a result of this concentration of share ownership and their voting agreement described above, Kibbutz Sdot-Yam and Tene are considered controlling shareholders under the Israeli Companies Law, and, acting on their own or together, will continue to have significant voting power on all matters submitted to our shareholders for approval. These matters include:

●	the composition of our board of directors (other than external directors);

●	approving or rejecting a merger, consolidation or other business combination; and

●	amending our articles of association, which govern the rights attached to our ordinary shares.

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

As of March 18, 2020, we had 34,401,114 ordinary shares outstanding. This included approximately 14,029,494 ordinary shares, or 40.8% of our outstanding ordinary shares, beneficially owned by Kibbutz Sdot-Yam and Tene, which can be resold into the public markets in accordance with the restrictions of Rule 144, including volume limitations, applicable to resales by affiliates or holders of restricted securities.

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

In addition to these registration rights, as of March 18, 2020, 1,528,236 ordinary shares were reserved for issuance under our 2011 Incentive Compensation Plan (“2011 plan”) of which options to purchase 1,410,750 ordinary shares were outstanding, with a weighted average exercise price of $16.1 per share, and 117,486 restricted stock units (“RSUs”) were outstanding. To the extent they are covered by our registration statements on Form S-8, these shares may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

If we are deemed to be in any violation of the Rest Law, we may be required to halt operations of our manufacturing facilities on Saturdays and Jewish holidays, we and our officers may be exposed to administrative and criminal liabilities, including fines, and our operational and financial results could be materially and adversely impacted. If we fail to obtain a permit in the future or if we are unable to employ only non-Jewish employees on Saturdays and Jewish holidays, we may be required to halt operations of our manufacturing facilities in Israel during such days, have less production capacity and as a result experience a materially adverse effect on our revenues and profitability.

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

In early January 2020, certain events contributed to an increase in hostilities between the United States and Iran, and as a result Iran issued multiple public statements threatening to attack Israel and the United States. These events, coupled with the already mounting tensions between Israel and Iran, may threaten to destabilize the Middle East on a political level, the result of which may impact our ability to conduct our business effectively.

On Israel’s domestic front there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December of 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice – in April and September – and a third general election in March 2020. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2020, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. Given the likelihood that the current political stalemate might not be resolved during the next calendar year, our ability to conduct our business effectively may be adversely materially affected.

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

In order to remain eligible for the tax benefits of an “Approved Enterprise”, a “Beneficiary Enterprise” and/or a “Preferred Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in certificates of approval issued by the Investment Center (in respect of Approved Enterprise programs), which may include, among other things, selling more than 25% of our products to markets of over 14 million residents in 2012 (such export criteria will further be increased in the future by 1.4% per annum) in a specific tax year, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, filing certain reports with the Investment Center, complying with provisions regarding intellectual property and the criteria set forth in the specific certificate of approval issued by the Investment Center or the ITA. If we do not meet these requirements, the tax benefits could be canceled and we could be required to refund any tax benefits and investment grants that we received in the past adjusted to the Israeli consumer price index and interest, or other monetary penalties. Further, in the future, these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 23% in 2018 and thereafter.

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

Under the Israeli Economic Competition law (formerly, the Restrictive Trade Practices Law, 1988) (the “Israeli Competition Law”), a company that either supplies more than 50% of any asset or service in Israel or, in some cases, in a specific geographical area in Israel, or holds market power in a relevant market, is deemed to be a monopoly. The determination of monopoly status depends on an analysis of the relevant product or service market but it does not require a positive declaration, and the status is achieved by virtue of such market share threshold being crossed or the existence of market power.

Depending on the analysis and the definition of the relevant product market in which we operate, we may be deemed to be a “monopoly” under Israeli law. Under the Israeli Competition Law, a monopoly is prohibited from participating in certain business practices, including unreasonably refusing to provide the relevant product or service, or abuse of market power by means of discriminating between similar transactions or charging what are considered to be unfair prices, and from engaging in certain other practices. Such prohibitions are designed to protect the Israeli market against unfair competition. The Israeli Competition Commissioner may determine that a company that is a monopoly has abused its position in the market and may subsequently order such company to change its conduct in matters that may materially and adversely affect the public, including imposing business restrictions on a company determined to be a monopoly and giving instructions with respect to the prices charged by the monopoly. If we are indeed deemed to be a monopoly and the Commissioner finds that we have abused our position in the market by taking anticompetitive actions and using anti-competitive practices, such as those described above, it would serve as prima facie evidence in private actions and class actions against us alleging that we have engaged in anti-competitive behavior. Furthermore, the Commissioner may order us to take or refrain from taking certain actions, which could limit our ability to freely conduct our business. To date, the Commissioner has not made any such determination. Violations of the Israeli Competition Law can constitute a criminal offence, may lead to civil sanctions and may expose a company to damages claims and class actions. We do not believe we are a monopoly, or that our operations constitute a violation of the provisions of the Israeli Competition Law even if we were found to be a monopoly under the Israeli Competition Law, but we cannot guarantee this to be the case.

Recently the Israeli Competition Law was amended, including, among other things, extending the definition of monopoly (as described above), increasing the amounts of administrative fines that can be imposed by the Competition Commissioner and exacerbating the liability of officers. Such amendments broaden the scope of the competition regulation in Israel and therefore can have a material adverse effect our business and results of operations.

Sales in Israel accounted for 7.1% of our revenues in 2019. We have a significant market position in certain jurisdictions outside of Israel and cannot assure you that we are not, or will not become, subject to the laws relating to the use of dominant product positions in particular countries, which laws could limit our business practices and our ability to consummate acquisitions.

ITEM 4: Information on the Company

A.	History and Development of the Company

Our History

Caesarstone Ltd. was founded in 1987 and incorporated in 1989 in the State of Israel. We are a leading developer and manufacturer of high quality engineered quartz surfaces sold under our premium Caesarstone brand. Caesarstone is a pioneer in the engineered quartz surfaces industry. Our products consist of engineered quartz slabs that are currently sold in approximately 50 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. In 2008, 2010 and 2011, we acquired the businesses of our former Australian, Canadian, U.S. and Singaporean distributors, respectively, and established such businesses within our own subsidiaries in such countries. In 2017, we started selling our products in the U.K. directly through our U.K. subsidiary, Caesarstone (UK) Ltd. We now generate a substantial portion of our revenues in the United States, Australia and Canada from direct distribution of our products.

In March 2012, we listed our shares on the Nasdaq Global Select Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-143950-7. Our principal executive offices are located at Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel, and our telephone number is +972 (4) 636-4555. We have irrevocably appointed Caesarstone USA as our agent for service of process in any action against us in any United States federal or state court. The address of Caesarstone USA is 1401 W. Morehead Street, Suite 100, Charlotte, NC, 28208. The SEC maintains an internet site at http:/www.sec.gov that contains reports and other information regarding issues that file electronically with the SEC. Our securities filings, including this annual report and the exhibits thereto, are available on the SEC’s website. For more information about us, our website is www.caesarstone.com. The information contained therein or connected thereto shall not be deemed to be incorporated by reference in this annual report.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2019, 2018 and 2017 amounted to $ 23.6 million, $21.0 million and $22.7 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines, and in 2014 and 2015 the construction of a new manufacturing facility with two production lines in the United States. We anticipate that our capital expenditures in 2020 will increase compared to the level of previous years.

B.    Business Overview

The global countertop industry generated approximately $105 billion in sales to end consumers in 2018 based on average installed price, which includes fabrication, installation and other related costs. Sales to end-consumers include sales to end-consumers of countertops as opposed to sales at the wholesale level from manufacturers to fabricators and distributors.

We are a leading developer and manufacturer of high-quality engineered quartz surfaces sold under our premium Caesarstone brand. Quartz is a growing category in the countertop market and continues to take market share from other materials, such as granite, manufactured solid surfaces and laminate. Between 1999 and 2018, global engineered quartz sales to end-consumers grew at a compound annual growth rate of 17.33% compared to a 4.9% compound annual growth rate in total global countertop sales to end-consumers during the same period. In recent years, quartz penetration rate, by volume, increased in the majority of our key markets.

Our products consist of engineered quartz slabs that are currently sold in approximately 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. Our products are primarily used as kitchen countertops in the renovation and remodeling and residential construction end markets. Other applications for engineered quartz include vanity tops, wall panels, back splashes, floor tiles, stairs, furniture and other interior surfaces that are used in a variety of residential and non-residential applications. High quality engineered quartz offers hardness, non-porous characteristics, superior scratch, stains and heat resistance levels, making it durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures.

From 2009 to 2018, our revenue grew at a compound annual growth rate of 15.1%. From 2018 to 2019, our revenue declined at an annual rate of 5.2%. In 2019, we generated revenue of $546.0 million, net income attributable to controlling interest of $12.9 million, adjusted EBITDA of $69.0 million and adjusted net income attributable to controlling interest of $26.7 million. See “ITEM 3.A: Key Information—Selected Financial Data” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

Our Products

Our products are generally marketed under the Caesarstone brand. The substantial majority of our products are installed as countertops in residential kitchens. Other applications of our products include vanity tops, wall panels, back splashes, floor tiles, stairs, furniture and other interior surfaces. Our standard size engineered quartz slabs measure 120 inches long by 56 1/2 inches wide, and 131 1/2 inches long by 64 1/2 inches wide for the jumbo slabs, with a thickness of 1/2 of an inch, 3/4 of an inch or 1 1/4 inches, and 3/4 of an inch or 1 1/4 inches for the jumbo slabs. Engineered quartz surfaces are typically comprised of approximately 90% quartz and approximately 10% polyester and pigments. Our products’ composition gives them superior strength and resistance levels to heat impact, scratches, cracks and chips. Polyester, which acts as a binding agent in our products, make our products non-porous and highly resistant to stains. Pigments act as a dyeing agent to vary our products’ colors and patterns.

We design our products with a wide range of colors, finishes, textures, thicknesses and physical properties, which help us meet the different functional and aesthetic demands of end-consumers. Our designs range from fine-grained patterns to coarse-grained color blends with a variegated visual texture. Through offering new designs, we capitalize on Caesarstone’s brand name and foster our position as a leading innovator in the engineered quartz surface industry.

Our product offerings consist of five collections, each of which is designed to have a distinct aesthetic appeal. We use a multi-tiered pricing model across our products and within each product collection ranging from lower price points to higher price points. Each product collection is designed, branded and marketed with the goal of reinforcing our products’ premium quality.

We introduced our original product collection, Classico, in 1987, and today, this collection still generates more revenue than our other collections. Our Concetto and Supernatural collections are marketed as specialty high-end product collections. The Concetto product collection, launched in 2003, features engineered quartz surfaces with hand-incorporated semi-precious stones. In 2012, we launched our Supernatural collection, which offers designs inspired by natural stone and which are manufactured using proprietary technology. In 2018, we launched our new Metropolitan collection, inspired by the rough and unpolished textures found in industrial architecture. In 2020, we introduced Solaris, an innovative product category, which provides a luxurious outdoors collection of highly durable material proven to withstand the elements.

We regularly introduce new colors and designs to our product collections based on consumer trends. We offer over 70 different colors, with five textures and three thicknesses generally available for each collection. Each year we introduce between four to eight new colors and models.

In addition, in 2018 we began to offer ceramic slabs in Israel, which measure 127 inches long by 64 inches wide, with a thickness of up to 0.47 inch. These surfaces are typically comprised of clay minerals, natural minerals and chemical additives and offer non-porous characteristics as well as scratch and heat resistance. To date, revenues generated from such slabs are immaterial to our business.

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

Distribution

Our four largest markets based on sales are currently the United States, Australia (including New Zealand), Canada and Israel. In 2019, sales of our products in these markets accounted for 45.9%, 19.8%, 15.7% and 7.1% of our revenues, respectively. Total sales in these markets accounted for 88.5% of our revenues in 2019. For a breakdown of revenues by geographic market for the last three fiscal years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results.”

Direct Markets

We currently have direct sales channels in the United States, Australia, Canada, Israel, the United Kingdom and Singapore. Our direct sales channels allow us to maintain greater control over the entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers, fabricators, architects and designers regarding new developments in tastes and preferences, and have greater control over inventory management. Our subsidiaries’ warehouses in each of these countries maintain inventories of our products and are connected to each subsidiary’s sales department. We supply our products primarily to fabricators, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers. In certain market channels in the U.S. and Canada, such as IKEA, we also provide, together with our products, fabrication and installation services, which we source from third party fabricators. We believe that our supply of a fabricated and installed countertop made of Caesarstone is a competitive advantage in such channels, which enables us to better control our products’ prices as well as to promote a full solution to our customers.

In Israel, where our headquarters are located, we distribute our products directly to several local distributors who in turn sell them to fabricators. This arrangement reduce our financial exposure and simplify our logistics in the Israeli market. Although we sell our products to distributors in this market, we consider this a direct market due to the warranty we provide to end-consumers, as well as our fabricator technical and health and safety instruction programs and our local sales and marketing activities. In the United States, Australia, Canada, U.K. and Singapore we have established direct distribution channels with distribution locations in major urban centers complemented by arrangements with various third parties, sub-distributors or stone suppliers in certain areas of the United States.

Since 2013 and 2014, we have provided quartz countertops to IKEA customers in the United States and Canada, respectively, which we fabricate and install through third-parties. Such countertops are then marketed by IKEA not under our brand name. We have engaged several third-parties fabricators to provide us with the fabrication and installation services designated for IKEA customers. Since the fourth quarter of 2019 we have provided quartz countertops to Home Depot customers in the United States, under the Caesarstone brand name, whereas the fabrication and installation services are managed by Home Depot.

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

In most cases, we engage one distributor to serve a country or region. Today, we sell our products in over 40 countries through third-party distributors, and approximately 50 countries in total. Sales to third-party distributors accounted for 8.5% of our revenues in 2019. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, builders and contractors within their respective territory.

We work closely with our distributors to assist them in preparing and executing a marketing strategy and comprehensive business plan. Ultimately, however, our distributors are responsible for the sales and marketing of our products and providing technical support to their customers within their respective territories. To assist some of our distributors in the promotion of our brand in these markets, we provide marketing materials and in certain cases, monetary participation in marketing activities. Our distributors devote significant effort and resources to generating and maintaining demand for our products along all levels of the product supply chain in their territory. To this end, distributors use our marketing products and strategies to develop relationships with local builders, contractors, developers, architects and designers. Certain distributors, as well as sub-distributors, do not engage in brand promotion activities and their activities are limited to sales promotion, warehousing and distributing to fabricators or other customers.

We do not control the pricing terms of our distributors’ or sub-distributors’ sales to customers. As a result, prices for our products may vary.

Sales and Marketing

Sales

We manufacture or source engineered quartz slabs based upon our rolling projections of the demand for our products.

In 2019, we transitioned into a new regional structure, which consists of North America, APAC, EMEA and Israel. Under the new structure, each region will manage the direct distribution channels and focus on penetrating new markets within its territory, as well as further develop its key growth indirect sales markets.

We believe our products still have significant growth opportunities in the United States, Canada and Europe. For information on sales trends in the markets in which we operate, see “ITEM 5: Operating and Financial Review and Prospects – Components of statement of income”. In addition, in 2016 we established a direct sales channel in the United Kingdom and starting in January 2017 we have been selling and distributing our products in the U.K. directly through our U.K. subsidiary. We intend to continue to invest resources to further strengthen and increase our penetration in our existing markets. We are also exploring alternative sales channels and methodologies to further enhance our presence in each market.

Marketing

We position our engineered quartz surfaces as premium branded products in terms of their designs, quality and pricing. Through our marketing, we seek to convey our products’ ability to elevate the overall quality of an entire kitchen or other setting. Our marketing strategy is to deliver this message every time our customers (including end-consumers), fabricators, architects and designers come in contact with our brand. We also aim to communicate our position as a design-oriented global leader in engineered quartz surface innovation and technology.

The goal of our marketing activities is to drive marketing and sales efforts across the regions, while creating demand for our products from end-consumers, fabricators, contractors, architects and designers, which we refer to as a “push-and-pull demand strategy.” We combine both pushing our products through all levels of the product supply chain while generating demand from end-consumers as a complementary strategy.

We implement a multi-channel marketing strategy in each of our territories and market not only to our direct customers, but to the entire product supply chain, including fabricators, developers, contractors, kitchen retailers, builders, architects and designers. We use multiple marketing channels, including advertisements in home interior magazines and websites, the placement of our display stands and sample books in kitchen retails stores and our company website. We share knowledge with fabricators about our products and their capabilities, installation methods and safety requirements through manuals and seminars.

Our marketing materials are developed by our global marketing department in Israel and are used globally. In 2019, we spent $16.2 million on direct advertising and promotional activities.

Our websites are a key part of our marketing strategy. Our websites enable our business partners, customers and end-consumers to view currently available designs, photo galleries of installations of our products in a wide range of settings, and read product success stories, which feature high profile individuals’ and designers’ use of our products, as well as instructions with respect to the correct usage of our products. We also conduct marketing activity in the social media arena mainly to increase our brand awareness among end-consumers, architects and designers.

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

Research and Development

Our research and development department is located in Israel. The department is comprised of 15 employees and works closely with other departments, all of whom have extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In 2019, research and development costs accounted for approximately 0.8% of our revenues.

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

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our direct markets, the warranty period varies. We provide end-consumers with limited lifetime warranties in the United States, Canada and Israel and a ten-year limited warranty in Australia. In our indirect markets, end-consumers, warranty issues on our products are addressed by our local distributor. We provide all of our distributors a limited direct manufacturing defect warranty and our distributors are responsible for providing warranty coverage to end-customers. The warranties provided by our distributors vary in term with a three-year warranty provided in Europe and warranties lasting up to 20 years in other regions. In our direct markets, following an end-consumer call, our technicians are sent to the product site within a short time. We provide readily accessible resources and tools regarding the fabrication, installation, care and maintenance of our products. We believe our comprehensive global customer service capabilities and the sharing of our service related know-how differentiate our company from our competitors.

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

Quartz is the main raw material component used in our products. Raw quartz must be processed into finer grades of sand and powder before we use it in our manufacturing process. We purchase quartz from our quartz suppliers already processed by them. We acquire quartz from suppliers primarily in Turkey, Belgium, India, Portugal, the U.S. and Israel. In 2019, approximately 61% of our quartz, including mainly quartzite, which is used across all of our products was imported from several suppliers in Turkey, out of which approximately 50% was acquired from Mikroman Madencilik San ve TIC.LTD.STI (“Mikroman”), which constitutes approximately 30% of our total quartz, and approximately 31% was acquired from Polat Maden Sanayi ve Ticaret A.S (“Polat”), which constitutes approximately 19% of our total quartz. Our current supply arrangements with Polat and Mikroman for 2020 are set forth in letter agreements.

Similar to our arrangements with Mikroman and Polat described above, we typically transact business with our quartz suppliers on an annual framework basis, under which we execute purchase orders from time to time. Quartz imported from Turkey, Europe and Israel for our U.S. manufacturing facility entails higher transportation costs. In 2020, we intend to continue to acquire quartz for our U.S. manufacturing facility mainly from the same sources we use for our Israeli facilities, and expect a similar proportion in our domestic supply compared to 2019.

In most cases, we acquire polyester from several suppliers, on an annual framework basis or purchase order basis based on our projected needs for the subsequent one to three months. When operating on a purchase order basis, suppliers are unwilling to agree to preset prices for periods longer than a quarter and suppliers’ prices may vary during a quarter as well.

Pigments for our production in Israel are purchased from Israel and suppliers abroad. Pigments for our U.S. production are primarily purchased from the U.S.

Our strategy is to maintain, whenever practicable, multiple sources for the purchase of our raw materials to achieve competitive pricing, provide flexibility and protect against supply disruption.

See “ITEM 3.D. Key Information—Risk Factors— We may encounter significant delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products.” For our cost of quartz, polyester and pigments in 2019 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results— Cost of revenues and gross profit margin.”

Manufacturing and Facilities

Our products are manufactured at our three manufacturing facilities located in Kibbutz Sdot-Yam in central Israel, Bar-Lev Industrial Park in northern Israel and Richmond-Hill, Georgia in the U.S. Our Sdot-Yam facility includes our first two production lines. We completed our Bar-Lev manufacturing facility in 2005, which included our third production line, and we established our fourth production line at this facility in 2007 and our fifth production line at this facility in 2013. We completed our U.S. manufacturing facility in 2015, where we began to operate our sixth production line in the second quarter of 2015 and our seventh line in the fourth quarter of 2015. In addition to a $135 million as an initial investment, we have the option to further invest and expand in Richmond Hill to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand.

Finished slabs are shipped from our facilities in Israel and the U.S. to our distribution centers worldwide, directly to customers and to third party distributors worldwide. For further discussion of our facilities, see “ITEM 4.D: Information on the Company—Property, plants, and equipment.”

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

In addition, since 2018 we have increased our outsourcing capabilities and currently purchase a certain portion of our slabs from third-party quartz manufacturers that meet our specifications. We conduct quality control and quality assurance processes with respect to such outsourcing of our products. In 2020, we are considering to increase the scope of purchases from OEMs.

Seasonality

For a discussion of seasonality, please refer to “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Factors impacting our results of operations” and “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Quarterly results of operations and seasonality.”

Competition

We believe that we compete principally based upon product quality, breadth of colors and designs offering and innovation, brand awareness and position, pricing and customer service. We believe that we differentiate ourselves from competitors on the basis of our premium brand, our signature product designs, our ability to offer our products in major markets globally, our focus on the quality of our product offerings, our customer service-oriented culture, our high involvement in the product supply chain and our leading distribution partners.

The dominant surface materials used by end-consumers in each market vary. Our engineered quartz surface products compete with a number of other surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel, wood and ceramic large slabs. The manufacturers of these products consist of a number of regional and global competitors. Some of our competitors may have greater resources than we have, and may adapt to changes in consumer preferences and demand more quickly, expand their materials offering, devote greater resources to design innovation and establishing brand recognition, manufacture more versatile slab sizes and implement processes to lower costs.

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

We implemented various IT systems to support our business and operations. Our ERP software provides us with accessible quality data that support our forecasting, planning and reporting. Accurate planning is important in order to support sales and optimize cost as our products can be built in a number of combinations of sizes, colors, textures and finishes. Given our global expansion, we implemented a global ERP based on an Oracle platform. Our MES systems manage work processes on the production floor in our facilities and Salesforce enhances our CRM infrastructure.

We are implementing a digital transformation within our organization to better streamline processes and support our business strategy. Our technological and digital investments will be geared towards operational enhancements in inventory management and production, along with improvement of our go-to-market tools. We seek to update our IT infrastructure to enhance our ability to prevent and respond to cyber threats and conduct training for our employees in this respect. For further details, see “ITEM 3.D. Key Information—Risk Factors— Disruptions to or our failure to upgrade and adjust our information technology systems globally, may materially impair our operations, hinder our growth and materially and adversely affect our business and results of operations.”

Intellectual Property

Our Caesarstone brand is central to our business strategy, and we believe that maintaining and enhancing the Caesarstone brand is critical to expanding our business.

We have obtained trademark registrations in certain jurisdictions that we consider material to the marketing of our products, including CAESARSTONE® and our Caesarstone logo. We have obtained trademark registrations for additional marks that we use to identify certain product collections, as well as other marks used for certain of our products. While we expect our current and future applications to mature into registrations, we cannot be certain that we will obtain such registrations. In many of our markets we also have trademarks, including registered and unregistered marks, on the colors and models of our products. We believe that our trademarks are important to our brand, success and competitive position. In order to mitigate the risk of infringement, we conduct an ongoing review process before applying for registration. However, we cannot be certain that third parties will not oppose our application or that the application will not be rejected in whole or in part. In the past, some of our trademark applications for certain classes of our products’ applications have been rejected or opposed in certain markets and may be rejected for certain classes in the future, in all or parts of our markets, including without limitation, for flooring and wall cladding. We are currently subject to opposition proceedings with respect to applications for registration of our trademark Caesarstone in certain jurisdictions.

To protect our know-how and trade secrets, we customarily require our employees and managers to execute confidentiality agreements or otherwise agree to keep our proprietary information confidential. Typically, our employment contracts also include clauses requiring these employees to assign to us all inventions and intellectual property rights they develop in the course of their employment and agree not to disclose our confidential information. We limit access to our trade secrets and implement certain protections to allow our know-how and trade secret to remain confidential.

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

Environmental and Other Regulatory Matters

Environmental and Health and Safety Regulations

Our manufacturing facilities and operations in Israel and our manufacturing facility in the State of Georgia, United States are subject to numerous Israeli and U.S. environmental and workers’ health and safety laws and regulations and our supply chain operations are subject to applicable local laws and regulations. Applicable U.S. laws and regulations include federal, state and local laws and regulations, including Georgia state laws. Laws and regulations in both countries address pollution and the protection of the environment, setting standards for emissions, discharges into the environment or to water, soil and water contamination, permissible exposure levels to hazardous materials, product specifications, nuisance prevention, generation, the treatment, import, purchase, use, storage and transport of hazardous materials, and the storage, treatment and disposal and remediation of solid and hazardous waste, including sludge, and protection of workers’ health and safety.

In addition to being subject to regulatory and legal requirements, our manufacturing facilities in Israel and in the United States operate under applicable permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards. Business licenses for our facilities in Israel contain conditions related to a number of requirements, including with respect to dust emissions, air quality, the disposal of effluents and process sludge, and the handling of waste, chemicals and hazardous materials. Subject to certain terms, the business license for our Sdot-Yam plant is in effect until July 21, 2020. The business license for our Bar-Lev plant is in effect until December 17, 2020. The business license for our U.S. facility is renewed every year subject to a fee paid to the city and county. We operate in Israel under poison permits that regulate our use of poisons and hazardous materials. Our current poison permits are valid until January 2021 for our Bar-Lev facility and February 2021 for our Sdot -Yam facility. In addition, we dispose of wastewater from our Israeli manufacturing facilities to a treatment plant pursuant to permits obtained from the Israeli Ministry of Environmental Protection (“IMEP”), which are effective until December 31, 2022. Our facility in the United States is required to obtain and follow a General Permit for Storm Water Discharges Associated with Industrial Activity of the Georgia Environmental Protection Division (“GEPD”), an air quality permit from GEDP and other requirements and regulations including among others specific limitations on emission levels of hazardous substances, such as styrene, specific limitations on silica dust levels inside our plant, allowable wastewater discharge limits, oil spill prevention rule, hazardous waste handling requirements and fire protection measures requirements. In all of our manufacturing facilities, we are implementing measures on an ongoing basis in order to achieve and maintain compliance with dust and styrene environmental and occupational emissions standards and to reduce such emissions to a minimum.

Each of these permits, licenses and standards require a significant amount of monitoring, record-keeping and reporting in order for us to demonstrate compliance therewith.

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

●

Emissions. In July 2018, we were notified that the IMEP added additional terms to our Bar Lev business license, requiring, among other things, that we install continuous monitoring system in our Bar-Lev facility. We intend to implement the said requirements within the required timeline, however, we believe that due to technical constrains the implementations of these requirements may cause operational difficulties. We are currently discussing easements in the implementation method with the IMEP.

●

Dust emissions and exposure. On December 25, 2016, the Ministry of Labor, Social Affairs and Social Services (“IMLSS”) issued safety orders instructing us to stop production in certain manufacturing processes of the two production lines at our Sdot-Yam facility. The orders alleged deviations from permitted ambient levels of silica dust, styrene and acetone in the facility. Simultaneously, the IMLSS issued a warning of pending safety orders seeking the suspensions of our Bar-Lev facility. As the orders were based on outdated monitoring results, the IMLSS granted us with additional time to obtain updated monitoring results, and, on January 29, 2017, upon receiving satisfactory results reflecting significant improvement, the IMLSS rescinded the orders. We seek on an ongoing basis to continue reducing the level of exposure of our employees to silica dust, styrene and acetone, while enforcing our employees’ use of personal protection equipment.

●

Water and Sewer Use. In 2013, we entered into a 30-year agreement with the City of Richmond Hill, pursuant to which the city is required to accept our facility’s sanitary and industrial wastewater discharge up to a certain quantity and subject to certain terms and conditions, including certain permitted concentration level in the discharged water. If we do not meet the applicable limitation under such agreement, we may be required to build an onsite waste water treatment facility. In the past, our wastewater discharge generally did not meet the concentration levels set in the agreement, and there is no assurance that we will successfully meet such levels in the future. The city has further notified us that it may request a change to the permitted concentration levels for discharged wastewater as currently set in the agreement. Additionally, the city indicated that surcharges may be imposed as a result of the facility exceeding the permitted concentration levels. We are reviewing this matter and exploring available solutions to reduce and minimize the discharge of wastewater to the city’s wastewater treatment system. We are constantly monitoring and reporting our compliance with the requirements.

Violations of environmental, health and safety laws, regulations, standards and permit conditions may lead to, among other things, civil and criminal sanctions, injunctive orders as well as permit revocations and facility shutdowns as further described in “ITEM 3.D: Key Information— Risk Factors— The extent of our liability exposure for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate, and could negatively impact our financial condition and results of operations”.

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

If we are deemed to be in violation of the Rest Law, we may be required to halt operations of our manufacturing facilities on Saturdays and Jewish holidays, we and our officers may be exposed to administrative and criminal liabilities, including fines, and our operational and financial results could be materially and adversely impacted. For more information, see “Item 3.D. Risk Factors—Risks relating to our incorporation and location in Israel—If we fail to comply with Israeli law restrictions concerning employment of Jewish employees on Saturdays and Jewish holidays, we and our office holders may be exposed to administrative and criminal liabilities and our operational and financial results may be materially and adversely impacted.”

For information on other regulations applicable, or potentially applicable, to us, see the following risks factors in “ITEM 3.D. Key Information—Risk Factors”:

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

Caesarstone was organized under the laws of the State of Israel. We have six wholly-owned subsidiaries: Caesarstone Australia PTY Limited, which is incorporated in Australia, Caesarstone South East Asia PTE LTD, which is incorporated in Singapore, Caesarstone (UK) Ltd., which is incorporated in the United Kingdom, Caesarstone Canada, which is incorporated in Canada, Caesarstone USA, Inc. and Caesarstone Technologies USA, Inc. (which is wholly-owned by Caesarstone USA, Inc.), both of which are incorporated in the United States.

Caesarstone Canada was originally established in 2010 as a joint venture with our former distributor in Eastern Canada, Canadian Quartz Holdings Inc. (“Ciot”), which operates fabrication facilities and is also a significant customer of Caesarstone Canada. We held 55% and Ciot held 45% ownership interest in Caesarstone Canada. In connection with the formation of the joint venture, we granted Ciot a put option and Ciot granted us a call option for its interest, each exercisable any time between July 1, 2012 and July 1, 2023. In December 2018, we exercised our call option and purchased Ciot’s 45% ownership interest in Caesarstone Canada for a purchase price of CAD $27.3 million and increased our ownership interest to 100%.

In 2019, we transitioned into a new regional structure which consists of North America, APAC, EMEA and Israel.

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

** Square-meter figures based on data used by Israeli municipalities for local tax purpose is adjusted to reflect the property leased from Kibbutz Sdot-Yam as agreed between us and the Kibbutz during 2014. This does not include additional 5,000 square meters adjacent to the manufacturing facility, which we acquired in December 2019.

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

For further discussion and details of the productive capacity of our facilities, see “ITEM 4.B: Information on the Company— Business Overview— Manufacturing and Facilities.” Various environmental issues may affect our utilization of the above-mentioned facilities. For a further discussion, see “Item 4.B. Information on the Company—Business Overview—Environmental and Other Regulatory Matters—Environmental and Health and Safety Regulations” above.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.       Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2019, 2018 and 2017, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. See “ITEM 3.D: Risk Factors” and “Special Note Regarding Forward Looking Statements.”

Company overview

We are a leading developer and manufacturer of high-quality engineered quartz surfaces sold under our premium Caesarstone brand. We have grown to become one of the largest global providers of engineered quartz surfaces. Our products accounted for approximately 7% of global engineered quartz by volume in 2018. Our sales in the United States, Australia, Canada and Israel, our four largest markets, accounted for 45.9%, 19.8%, 15.7% and 7.1% of our revenues in 2019. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future. For further information with respect to our geographic concentration, see “ITEM 3.D: Key Information—Risk Factors—Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.”

We experienced annual compound revenue growth of 8.5% between 2015 and 2017, driven mainly by the continued quartz penetration, increased remodeling spending in all our top three markets and growth in the residential segment in the United States, our largest market. In addition, the portion of innovative designs within our offering increased over time. Revenue declined by 5.2% between 2018 and 2019 mainly due to declines in sales in the Australia and Canada markets, mainly as a result of softer market conditions coupled with more intense competition, and mainly from low-cost manufacturers. See “—Comparison of period-to-period results of operations—Year ended December 31, 2019 compared to year ended December 31, 2018—Revenues” for additional information. From 2018 to 2019 our gross profit margins decreased from 28.4% to 27.2%, adjusted EBITDA margins decreased from 13.1% to 12.6%, and adjusted net income decreased from 6.3% to 4.9% over the same period. We attribute the decrease in margins mainly to increased manufacturing unit costs due to lower fixed cost absorption resulting from lower capacity utilization in our facilities (as a result of reducing the number of weekend shifts in our Israeli facilities in the second half of 2018 and reducing the number of shifts in our U.S. facility in May 2019 to the equivalent of one line working five days), lower average selling prices and adverse currency exchange impact, partially offset by improved regional mix and improved supply chain efficiencies.

Our strategy is to continue to be a global market leader of countertop surfaces, and quartz surface products in particular. We believe that a significant portion of our future growth will come from our U.S. market where we see the greatest growth opportunity. We believe that our expansion into new markets, mainly transitioning to direct sales in markets in which we currently operate through distributors and particularly in Europe, will contribute to our future growth in the long term. We believe that in order to remain competitive in the long term, we will need to grow our business both organically and through the acquisition of third-party distributors, manufacturers, fabricators and/or raw material suppliers and/or the expansion of our product offering.

Factors impacting our results of operations

We consider the following factors to be important in analyzing our results of operations:

•	Our sales are impacted by home renovation and remodeling and new residential construction, and to a lesser extent, commercial construction. We estimate that approximately 60%-70% of our revenue is related to renovation and remodeling activities in the United States, Australia and Canada, while 25% to 35% is related to new residential construction. Renovation and remodeling spending increased by single digits in the United State and Canada in 2019 compared to 2018. In Australia, renovation and remodeling spending experienced decline in 2019 compared to 2018 growth.

•
In 2019 our revenue decreased by 5.2%. On a constant currency basis, revenue declined by 3.0%. The decline was primarily in Canada and Australia, declining by 11.7% and 11.4% on a constant currency basis, respectively. In 2018 our revenue decreased by 2.1%. On a constant currency basis, revenue declined by 11.9%. The decline was primarily in the United States and Australia, declining by 2.5% and 1.9% on a constant currency basis, respectively.

•	Our gross profit margins have decreased from a level of 33.5% in 2017 and 28.4% in 2018 to 27.2% in 2019. This margin decrease is mainly attributed to increased manufacturing unit costs due to lower fixed cost absorption resulting from lower capacity utilization in our facilities, lower average selling prices and adverse currency exchange impact, partially offset by improved regional mix and improved supply chain efficiencies.

•	Our operating income margins were 4.5% in 2019, 5.7% in 2018 and 6.9% in 2017. The continuing decrease is mainly related to the gross margin erosion explained above and was partially offset by cost savings initiatives implemented in 2019, including marketing and general and administrative savings related to the formation of the North America region.

•	Our revenues and results of operations exhibit some quarterly fluctuations as a result of seasonal influences which impact construction and renovation cycles. Due to the fact that certain of our operating costs are fixed, the impact of such fluctuations on our adjusted EBITDA, adjusted net income and net income of a change in revenues is material. We believe that the second and third quarters tend to exhibit higher sales volumes than the other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere with the effort to complete new construction and renovation projects before the new school year. Conversely, the first quarter is typically impacted by the winter slowdown in the northern hemisphere in the construction industry and might reduce sales in Israel depending on the timing of the spring holiday a particular year. Similarly, sales in Australia during the first quarter are negatively impacted by fewer construction and renovation projects. The fourth quarter is susceptible to being impacted by the onset of winter in the northern hemisphere.

•	We conduct business in multiple countries in North America, South America, Europe, Asia-Pacific, Australia and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S dollar, and to a lesser extent the Australian dollar, the Canadian dollar, the Euro and the new Israeli shekel. In 2019, 47.9% of our revenues were denominated in U.S. dollars, 19.8% in Australian dollars, 15.7% in Canadian dollars, 5.6% in Euros and 7.1% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and Euro, with a smaller portion in Canadian dollars and Australian dollars. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward and option contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. As of December 31, 2019, we had outstanding contracts with a notional amount of $37 million. These transactions were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was negative $0.4 million, which is included in current assets and current liabilities, at December 31, 2019. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

Components of statements of income

Revenues

We derive our revenues from sales of quartz surfaces, mostly to fabricators in our direct markets and to third-party distributors in our indirect markets. In the United States, Australia, Canada and Singapore the initial purchasers of our products are primarily fabricators. In Israel, the purchasers are local distributors who in turn sell to fabricators. In the United States, we also sell our products to a small number of sub-distributors, stone resellers as well as to IKEA and Home Depot. We consider Israel to be a direct market due to the warranty we provide to end-consumers, our local fabricators’ technical instruction programs and our local sales and marketing activities. The purchasers of our products in our other markets are our third-party distributors who in turn sell to sub-distributors and fabricators. Our direct sales accounted for 91.5% and 90.2%, for the years ended December 31, 2019 and 2018, respectively.

Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

The warranties that we provide vary by market. In our indirect markets, we provide all of our distributors with a limited direct manufacturing defect warranty. In all of our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In Australia, Canada, the United States, the United Kingdom and Singapore we provide end-consumers with a limited warranty on our products for interior countertop applications. In Israel, we typically provide end-consumers with a direct limited manufacturing defect warranty on our products. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, which increases our cost of revenues. Historically, warranty claims expenses have been low, accounting for approximately 0.3% of our total goods sold in 2019.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2019		2018		2017
Geographical Region	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD
United States	45.9%	$250,471	41.5%	$239,241	41.7%	$245,361
Australia (incl. New Zealand)	19.8	108,150	22.8	131,086	23.4	137,559
Canada	15.7	85,975	17.3	99,678	16.6	97,838
Israel	7.1	38,693	6.9	39,894	7.6	44,489
Europe	6.9	37,756	6.0	34,457	4.9	28,679
Rest of world	4.6	24,929	5.5	31,515	5.8	34,221
Total	100.0%	$545,974	100.0%	$575,871	100.0%	$588,147

In 2019, U.S. revenues increased by 4.7%, mainly reflecting an increase in residential kitchen and bath retailors and new developments partially offset by decline in sales to IKEA. See “—Comparison of period-to-period results of operations—Year ended December 31, 2019 compared to year ended December 31, 2018—Revenues” for additional information.

In 2018, U.S. revenues decreased by 2.5%, mainly reflecting decrease in sales to IKEA that we believe is mainly due to change in IKEA’s promotional structure.

Revenues in Australia decreased by 17.5% in 2019 compared to a decrease of 4.7% in 2018. On a constant currency basis, revenues in Australia declined by 11.4% in 2019 and declined by 1.9% in 2018. The decrease in 2019 in comparison to 2018 primarily reflects lower sales volumes and lower average selling prices due to weakness in the Australian housing market as well as more intense competition from low-cost manufacturers mainly from China. See “—Comparison of period-to-period results of operations—Year ended December 31, 2019 compared to year ended December 31, 2018—Revenues” for additional information.

In Canada, revenues declined by 13.7% in 2019 compared to an increase of 1.9% in 2018, representing a 11.7% decrease and 1.7% increase on a constant-currency basis, respectively. Our decrease rate in 2019 reflects softer market conditions and more competitive environment that resulted in decrease in our residential and commercial sales partially offset by stronger IKEA sales.

Revenues in Israel decreased by 3.0% in 2019 compared to a decrease of 10.3% in 2018. On a constant currency basis, revenues declined by 3.5% and 10.7% in 2019 and 2018, respectively. The decrease in revenue is mainly due to a softer housing market combined with greater competition.

Revenues in Europe grew by 9.6% in 2019 and 20.1% in 2018. On a constant-currency basis, growth in Europe was 14.7% in 2019 and 15.7% in 2018. The continued growth is primarily due to growth in the U.K.

Our revenues for the rest of the world declined by 20.9% in 2019 compared to decrease of 7.9% in 2018. On a constant currency basis, revenues declined by 17.9% in 2019 and 11.7% in 2018. The decline is mainly related to increased competition mainly from low cost manufacturers.

Cost of revenues and gross profit margin

Approximately 39% of our cost of revenues is raw material costs (excluding the cost of OEM products sold during the year ended December 31, 2019, which accounted for less than 10% out of our cost of revenues). The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. Our raw materials costs are also impacted by changes in foreign exchange rates. Our principal raw materials, quartz and polyester, jointly accounted for approximately 70% of our total raw material cost in 2019. The balance of our cost of revenues consists primarily of manufacturing costs and related overhead. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the U.S. and Canada, we also incur fabrication and installation costs related mainly to IKEA. In the case of our indirect distribution channels, we bear the cost of delivery to the seaport closest to our production plants and our distributors bear the cost of delivery from the seaport to their warehouses.

Quartz is one of our principal raw materials. In 2019, approximately 61% of our total quartz was from several suppliers in Turkey, with the major part acquired from Mikroman and Polat.

Quartz accounted for approximately 34% % of our raw materials cost in 2019. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. In 2019 and 2018, the average cost of quartz decreased by 3.4% and increased 3.0%, respectively, mainly as a result of lower portion of production in our U.S. manufacturing facility, where import of quartz from non-domestic suppliers involves higher transportation costs, and as a result of decrease of transportation due to oil prices. Any future increases in quartz costs may adversely impact our margins and net income.

Given the significance of polyester costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in their prices, which generally correlate with benzine prices. In 2018, average polyester costs increased by approximately 6%. In 2019, our average polyester costs decreased by approximately 12%, due to better market conditions suppliers and adding alternative suppliers. Any future increases in polyester costs may adversely impact our margins and net income.

We are exposed to fluctuations in the prices of pigments, although to a lesser extent than with polyester. For example, the cost of titanium dioxide, our principal white pigmentation agent, decreased by approximately 10% and increased by approximately 16% in 2019 and 2018, respectively. Any future increases in pigments costs may adversely impact our margins and net income.

The gross profit margins on sales in our direct markets are generally higher than in our indirect markets in which we use third-party distributors, due to the elimination of the third-party distributor’s margin. In many markets, our expansion strategy is to work with third-party distributors who we believe will be able to increase sales more rapidly in their market and more cost effective than if we distributed our products directly. However, in several markets we distribute directly, including the United States, Australia, Canada and in the United Kingdom. In the future, we intend to evaluate other potential markets to distribute directly.

Research and development, net

Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as incurred.

Marketing and selling

Marketing and selling expenses consist primarily of compensation and associated costs for personnel engaged in sales, marketing, distribution and advertising and promotional expenses. Between 2015 and 2017, our expenses increased both in absolute spending and as a percentage of revenues. In 2018 and 2019 our expenses decreased as part of our cost savings initiatives mainly attributed to the U.S. and is also related to the formation of the north America region at the beginning of 2019 that yielded cost saving due to synergies. This was partially offset by increased cost in the United Kingdom to support growth in the newly established direct distribution operations.

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

Legal settlements and loss contingencies, net

Legal settlements and loss contingencies, net consists of expenses related to settlements expenses and estimated exposure not covered by our insurance applicable to individual silicosis claims and other ongoing claims. In 2019, we recorded $12.4 million of such expenses, including a provision related to the developments in the WOMAG arbitration. In 2018, we recorded $8.9 million of such expenses. In 2017, we recorded $24.8 million related primarily to the outcome of the arbitration with Kfar Giladi.

Finance expenses, net

Finance expenses, net, consist primarily of bank and credit card fees, borrowing costs and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. Our finance expenses, net were $5.6 million in 2017 and $3.6 million in 2018, a decrease given higher gains from derivatives transaction. In 2019, our finance expenses increased to $5.6 million as a result of higher losses related to exchange rate fluctuations also as a result of the implementation of the new leasing accounting standard, and lower income from bank deposits as well as gains from derivatives.

Corporate taxes

As we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 32.7% in 2019, 15.7% in 2018 and 21.2% in 2017. In 2019 non- deductible expenses related to new lease accounting standard revaluation resulted in increase of approximately 4% in the effective tax rate.

The standard corporate tax rate for Israeli companies was 24% in 2017 and 23% in 2018 and 2019. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of origination.

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

In December 2017, the U.S. enacted significant tax reform commencing with the year ended December 31, 2017, including, but not limited to (1) reducing the U.S. federal corporate income tax rate to 21% effective 2018; and (2) imposing a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries of U.S. companies that had not been previously taxed in the U.S.

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

As of December 31, 2019, certain provisions of the TCJA remains subject to Internal Revenue Service as well as state tax authorities’ guidance and interpretation which could have a material adverse effect on our cash tax liabilities, results of operations, and financial condition. In addition, the TCJA could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on us and our business. We will continue to evaluate the effects of the TCJA on us as federal and state tax authorities issue additional regulations and guidance.

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

Other factors impacting our results of operations

Share based compensation

We recorded share-based compensation expenses related to the above grants of $3.6 million, $1.7 million and $5.3 million in 2019, 2018 and 2017, respectively and expect to record $5.2 million over a weighted average period of 1.1 years from December 31, 2019. For more information, see also Note 12 to our financial statements included elsewhere in this report.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, Kibbutz Sdot-Yam, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by Kibbutz Sdot-Yam, we paid to the Kibbutz an aggregate of $9.5 million in 2019, $9.3 million in 2018 and $9.2 million in 2017 (excluding VAT). During 2018 and following the assessment of an appointed appraiser and negotiations between us and the Kibbutz, it was agreed to increase the fees under such agreement, such that for the year ended December 31, 2018 we paid additional amount of NIS 950,000 (approximately $250,000), and starting in 2019 and on we pay an additional annual amount of NIS 1,100,000 (approximately $293,000).

For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Comparison of period-to-period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2019		2018		2017
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$545,974	100.0%	$575,871	100.0%	$588,147	100.0%
Cost of revenues	397,335	72.8	412,457	71.6	390,924	66.5
Gross profit	148,639	27.2	163,414	28.4	197,223	33.5
Operating expenses:
Research and development, net	4,146	0.8	3,635	0.6	4,164	0.7
Marketing and selling	66,770	12.2	74,786	13.0	81,789	13.9
General and administrative	40,681	7.5	43,323	7.5	45,930	7.8
Legal settlements and loss contingencies, net	12,359	2.3	8,903	1.6	24,797	4.2
Total operating expenses	123,956	22.7	130,647	22.7	156,680	26.6
Operating income	24,683	4.5	32,767	5.7	40,543	6.9
Finance expenses, net	5,578	1.1	3,639	0.6	5,583	0.9
Income before taxes on income	19,105	3.5	29,128	5.1	34,960	5.9
Taxes on income	6,243	1.0	4,560	0.8	7,402	1.3
Net income	$12,862	2.4%	$24,568	4.3%	$27,558	4.7%
Net income attributable to non-controlling interest	—	—	163	0.1	1,356	0.2
Net income attributable to controlling interest	$12,862	2.4%	$24,405	4.2%	$26,202	4.5%

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Revenues decreased by $29.9 million or 5.2%, to $546.0 million in 2019 from $575.9 million in 2018. The decrease resulted primarily from a 3.5% decrease in the volume of sales resulting in a decrease in revenues of approximately $18.5 million. The main volume decline we experienced was in Australia, Canada, Israel and Rest of the World, which was partially offset by increased volume in the United States and United Kingdom. Adverse currency exchange rates impact, related to the depreciation of most of the currencies against the U.S. dollar, resulted in a revenue decrease of approximately $12.6 million. In addition, our average selling prices decreased by 1.8% primarily due to increased competition in Australia and less favorable product and channel mix in the United States, which resulted in decrease in revenues of approximately $6.6 million.

Cost of revenues and gross profit margins

Cost of revenues decreased by $15.1 million, or 3.7%, to $397.3 million in 2019 from $412.5 million in 2018, primarily due to increased average product manufacturing costs per unit in our facilities due to lower fixed cost absorption resulting from lower capacity utilization in our facilities, as well as unfavorable foreign exchange impact, partially offset by lower raw materials cost and supply chain efficiencies.

Gross profit decreased from $163.4 million in 2018 to $148.6 million in 2019, with a decrease in gross margin of 120 basis points. The margin decrease was driven primarily by in the cost of revenue percentage described above combined with lower average selling prices which was partially offset by more favorable geographic and product mix.

Operating expenses

Research and development. Research and development expenses increased by $0.5 million, or 14.0%, to $4.1 million in 2019 from $3.6 million in 2018.

Marketing and selling. Marketing and selling expenses decreased by $8.0 million, or 10.7%, to $66.8 million in 2019 from $74.8 million in 2018. Marketing expenses as percent of revenue decreased from 13.0% in 2018 to 12.2% in 2019. This was mainly due to the North America regional restructuring and cost reduction mainly related to marketing expenses.

General and administrative. General and administrative expenses decreased by $2.6 million, or 6.1%, to $40.7 million in 2019 from $43.3 million in 2018. This decrease mainly related to the North America regional restructuring.

Legal settlements and loss contingencies, net. Legal settlements and loss contingencies, net increased by $3.5 million to $12.4 million in 2019. This increase was mainly related to WOMAG’s claim.

Finance expenses, net

Finance expenses, net increased by $1.9 million, or 53.3%, to $5.6 million in 2019 from $3.6 million in 2018. This is mostly related to lease accounting foreign exchange revaluation and currency fluctuations against the USD, partially offset by income from derivatives.

Taxes on income

Taxes on income increased by $1.6 million to $6.2 million in 2019 from $4.6 million in 2018. Our effective tax rate was 33% in 2019 compared with 15.7% in 2018. This was mostly due to lower taxable income attributable to CSI results and carry’s lower effective tax rate (11%) and higher nondeductible expenses related the new lease accounting standard foreign currency fluctuations and provisions for uncertain tax positions all out of lower profit before taxes.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by $0.2 million from $0.2 million in 2018 due to our acquisition of Ciot’s ownership interest in Caesarstone Canada Inc. in December 2018 and the resultant increase in our ownership interest to 100%.

Year ended December 31, 2018 compared to year ended December 31, 2017

For a comparison of the years ended December 31, 2018 and 2017, see “ITEM 5.A. Operating and Financial Review and Prospects—Operating Results—Year ended December 31, 2018 compared to year ended December 31, 2017” included in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 14, 2019, which comparative information is herein incorporated by reference.

Quarterly results of operations and seasonality

The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from January 1, 2018 to December 31, 2019. We also present reconciliations of gross margins to adjusted gross margins, net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. For more information on our use of non-GAAP financial measures, see “ITEM 3.A. Key Information—Selected Financial Data.” We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018
	(in thousands of U.S. dollars)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$34,983	$42,624	$39,763	$31,269	$37,070	$43,771	$48,329	$34,244
Share-based compensation expense (a)	10	136	63	76	85	61	(41)	58
Non-recurring import related expenses (income)	-	-	(2,611)	1,110	2,104	-	-	-
Other non-recurring items (b)	294	-	1,367	-	-	-	-	-

Adjusted Gross profit	$35,287	$42,760	$38,582	$32,455	$39,259	$43,832	$48,288	$34,302

	Three months ended
	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$133,867	$142,839	$141,071	$128,197	$142,881	$147,689	$149,243	$136,058
Revenues as a percentage of annual revenue	24.5%	26.2%	25.8%	23.5%	24.8%	25.7%	25.9%	23.6%
Gross profit	$34,983	$42,624	$39,763	$31,269	$37,070	$43,771	$48,329	$34,244
Operating income	497	12,939	10,603	644	4,035	14,030	13,275	1,427
Net income (loss)	(275)	7,128	6,414	(405)	1,484	10,587	11,041	1,456
Other financial data:
Adjusted Gross profit	35,287	42,760	38,582	32,455	39,174	43,771	48,329	34,244
Adjusted Gross profit as a percentage of annual adjusted Gross profit	23.7%	28.7%	25.9%	21.7%	23.7%	26.4%	29.2%	20.7%
Adjusted EBITDA	$15,741	$22,515	$19,156	$11,634	$17,844	$21,555	$24,602	$11,204
Adjusted EBITDA as a percentage of annual adjusted EBITDA	22.8%	32.6%	37.7%	16.9%	23.7%	28.7%	32.7%	14.9%
Adjusted net income attributable to controlling interest	$5,474	$10,009	$7,996	$3,245	$7,026	$10,846	$14,850	$3,364
Adjusted net income attributable to controlling interest as a percentage of annual adjusted net income	20.5%	37.5%	29.9%	12.1%	19.5%	30.1%	41.2%	9.2%

	Three months ended
	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018
	(in thousands of U.S. dollars)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$34,983	$42,624	$39,763	$31,269	$37,070	$43,771	$48,329	$34,244
Share-based compensation expense (a)	10	136	63	76	85	61	(41)	58
Non-recurring import related expenses (income)	—	—	(2,611)	1,110	2,104	—	—	—
Other non-recurring items (b)	294	—	1,367	—	—	—	—	—

Adjusted Gross profit	$35,287	$42,760	$38,582	$32,455	$39,259	$43,832	$48,288	$34,302

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.
(b)	Reflects mainly to one time amortization of machinery equipment with no future alternative use, and one time inventory write down due to discontinuation of certain product group manufacturing.

	Three months ended
	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018
	(in thousands of U.S. dollars)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(275)	$7,128	$6,414	$(405)	$1,484	$10,587	$11,041	$1,456
Finance expenses (income), net	(622)	4,053	1,825	322	2,097	1,551	531	(540)
Taxes on income	1,394	1,758	2,364	727	454	1,892	1,703	511
Depreciation and amortization	6,970	6,755	8,099	6,763	7,052	7,156	7,132	7,250

Legal settlements and loss contingencies (a)	7,201	1,853	1,729	1,576	3,902	(172)	2,676	2,497
Share-based compensation expense (b)	779	968	832	1,052	751	541	362	30
Non-recurring import related expense (income)	—	—	(2,611)	1,110	—	—	—	—
Other non-recurring items (c)	294	—	504	489	2,104	—	1,157	—

Adjusted EBITDA	$15,741	$22,515	$19,156	$11,634	$17,844	$21,555	$24,602	$11,204

	Three months ended
	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018
	(as a % of revenue)
Consolidated Income Statement Data:
Revenues:	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	26.1	29.8	28.2	24.4	25.9	29.6	32.4	25.2
Operating income	0.4	9.1	7.5	0.5	2.8	9.5	8.9	1.0
Net income (loss)	(0.2)	5.0	4.5	(0.3)	1.0	7.2	7.4	1.1

(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to product liability claims and other adjustments to ongoing legal claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.
(c)	Relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

	Three months ended
	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018
	(in thousands of U.S. dollars)
Reconciliation of Net Income (loss) Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income (loss) attributable to controlling interest	$(275)	$7,128	$6,414	$(405)	$1,366	$10,536	$11,010	$1,493
Legal settlements and loss contingencies (a)	7,201	1,853	1,729	1,576	3,902	(172)	2,676	2,497
Share-based compensation expense (b)	779	968	832	1,052	751	541	362	30
Non cash revaluation of lease liabilities (c)	266	1,123	799	1,427	—	—	—	—
Non-recurring import related expense (income) (d)	—	—	(2,611)	1,110	2,104		1,157
Other non-recurring items (e)	294	—	1,704	489	—	—	—	—
Total adjustments before tax	8,540	3,944	2,453	5,654	6,757	369	4,195	2,527
Less tax on above adjustments	2,791	1,063	871	2,004	1,097	59	355	656
Total adjustments after tax	5,749	2,881	1,582	3,650	5,660	310	3,840	1,871
Adjusted net income attributable to controlling interest	5,474	10,009	7,996	3,245	7,026	10,846	14,850	3,364
Adjusted diluted EPS	$0.16	$0.29	$0.23	$0.09	$0.20	$0.31	$0.43	$0.10

(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to product liability claims and other adjustments to ongoing legal claims. During the three months period ended December 31, 2017, this also reflects Kfar Giladi arbitration results.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(c)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.

(d)	Relates mainly to non-recurring import related expenses and relocation expenses of Caesarstone USA headquarters, the Company's subsidiary.

(e)	Relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, one time amortization of machinery equipment with no future alternative use, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

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

We expect that seasonal factors will have a greater impact on our revenue, adjusted EBITDA and adjusted net income attributable to controlling interest in the future as we continue to increase direct distribution as a percentage of our total revenues in the future. This is because we generate higher average selling prices in the markets in which we have direct distribution channels and, therefore, our revenues are more significantly impacted by changes in demand in these markets. At the same time, our fixed costs have also increased as a result of our larger portion of direct distribution and, therefore, the impact of seasonal fluctuations on our revenues on our profit margins, adjusted EBITDA and adjusted net income will likely be magnified in future periods.

Application of critical accounting policies and estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a materially adverse effect on our reported results.

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

We apply the following five steps in accordance with ASC 606:

(1) identify the contract with a customer: A contract is an agreement between two or more parties that creates enforceable rights and obligations. In evaluating the contract, we analyze the customer’s intent and ability to pay the amount of promised consideration (credit risk) and considers the probability of collecting substantially all of the consideration. We determine whether collectability is reasonably assured on a customer-by-customer basis pursuant to various criteria including our historical experience, credit insurance results and other inputs.

(2) identify the performance obligations in the contract: At a contract’s inception, we assess the goods or services promised in a contract with a customer and identify the performance obligations. The main performance obligation is a delivery of our products.

(3) determine the transaction price: Our products that are sold through agreements with distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, we consider all the distributors to be end-consumers. For certain revenue transactions with specific customers, we are responsible also for the fabrication and installation of our products. We recognize such revenues upon receipt of acceptance evidence from the end consumer which occurs upon completion of the installation. Although, in general, we do not grant rights of return, there are certain instances where such rights are granted. We maintain a provision for returns in accordance with ASC 606, which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

(4) allocate the transaction price to the performance obligations in the contract: The majority of our revenues are sales of goods, therefore there is one main performance obligation that absorbs the transaction price.

(5) recognize revenue when a performance obligation is satisfied: Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control transfers at a point in time, which affects when revenue is recorded. The majority of our revenues deriving from sales of products which are recognized when control is transferred based on the agreed International Commercial terms, or “INCOTERMS”.

We adopted ASC 606 in the first quarter of 2018 using the modified retrospective method, no cumulative effect adjustment as of the date of the adoption was required.

Prior years information has not been restated and continues to be reported under the old accounting standard 605,
“Revenue Recognition” (ASC 605).

Lease accounting

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. We adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing on the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. See Note 2 and Note 9 to our Consolidated Financial Statements for the year ended December 31, 2019 for further information regarding leases.

Allowance for doubtful accounts

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any substantial losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $2.5 million, $1.2 million and $1.2 million as of December 31, 2019, 2018 and 2017, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and of raw materials. Inventories are valued at the lower of cost or net realizable value, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method which approximates actual cost on a weighted average basis. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and aging. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory provisions are provided to cover risks arising from slow-moving items, discontinued products, excess inventories and net realizable value lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $18.2 million, $15.6 million and $11.4 million as of December 31, 2019, 2018 and 2017, respectively.

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

At December 31, 2019, our goodwill totaled $35.2 million and our identifiable intangible assets were fully amortized during 2019. We assess the impairment of goodwill of our reporting unit annually during the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that, the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit's carrying value is compared to its fair value.  We have only one reporting unit because all our components have similar economic characteristic, and we determine its fair value based on our market capitalization.

As of December 31, 2019, 2018 and 2017, no impairment losses had been identified.

We also evaluate the carrying value of all long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We will record an impairment loss when the carrying value of the underlying asset group exceeds its estimated fair value. In determining whether long-lived assets are recoverable, our estimate of undiscounted future cash flows over the estimated life of an asset is based upon our experience, historical operations of the asset, an estimate of future asset profitability and economic conditions. The future estimates of asset profitability and economic conditions require estimating such factors as sales growth, inflation and the overall economics of the countertop industry. Our estimates are subject to variability as future results can be difficult to predict. If a long-lived asset is found to be non-recoverable, we record an impairment charge equal to the difference between the asset’s carrying value and fair value. As of December 31, 2019, 2018 and 2017, no impairment losses had been identified.

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

Share-based compensation

We measure and recognize stock-based compensation expense based on the fair value measurement for all share-based payment awards made to our employees, including employee stock options and restricted stock awards (RSUs), over the service period for awards expected to vest. Stock-based compensation expense associated with employee stock options in 2019, 2018 and 2017 was $3.6 million, $1.7 million and $5.3, respectively.

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

Our primary capital requirements have been to fund production capacity expansions, as well as investments in and acquisitions of third-party distributors, such as the purchase of the minority interest in Caesarstone Canada Inc. during December 2018, our acquisition of the business of our former Australian distributor, our investment in and acquisition of Caesarstone USA, formerly known as U.S. Quartz Products, Inc. and the construction of our new manufacturing facility in the United States. Our other capital requirements have been to fund our working capital needs, operating costs, meet required debt payments, finance a repurchase of our shares and to pay dividends on our capital stock.

Capital resources have primarily consisted of cash flows from operations, cash generated from the March 2012 initial public offering (the “IPO”), proceeds from the land purchase agreement and leaseback in connection with our Bar-Lev facility and borrowings under our credit facilities. Our working capital requirements are affected by several factors, including demand for our products, raw material costs and shipping costs.

Our inventory strategy is to maintain sufficient inventory levels to meet anticipated customer demand for our products. Our inventory is significantly impacted by sales in the United States, Australia and Canada, our largest markets, due to the 40-90 days required to ship our products to these locations from Israel. We continue to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process.

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

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	As of December 31,
	2019	2018	2017
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$83,049	$14,692	$61,017
Net cash used in investing activities	(23,587)	(21,153)	(22,766)
Net cash used in financing activities	(14,127)	(38,363)	(6,267)

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

Cash provided by operating activities increased by $68.3 million from $14.7 million in 2018, mainly due to a decrease in inventories by $35.3 million during 2019 compared to an increase by $30.6 million during 2018, increase in accrued expenses and other liabilities by $5.8 million during 2019 compared to a decrease by $4.2 million during 2018, a decrease in trade payables by $6.7 million during 2019 compared to a decrease by $16.2 million during 2018, and an increase in other accounts receivable and prepaid expenses by $6.3 million during 2019 compared to a decrease by $7.7 million during 2018. Cash provided by operating activities decreased by $46.3 million from $61.0 million in 2017 to $14.7 million in 2018, mainly due to a decrease in trade payables by $16.2 million during 2018 compared to an increase by $13.9 million during 2017; decrease in accrued expenses and other liabilities by $4.2 million during 2018 compared to an increase by $5.8 million during 2017; and an increase in non-cash expenses in connection with our provision for settled claims and loss contingencies by $8.9 million during 2018 compared to an increase by $24.8 million during 2017.

Cash used in investing activities

In 2019, 2018 and 2017, our capital expenditures in cash totaled $23.6 million, $21.0 million and $22.7 million respectively. Net cash used in investing activities for the years ended December 31, 2019 and 2018 were $23.6 million and $21.2 million, respectively, consisting principally of $21.0 million of capital expenditures. During 2017, our cash used in investing activities was $22.8 million, consisting principally of capital expenditures. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines, as well as acquisitions of businesses, including our former Australian distributor and our Caesarstone USA acquisition. In order to support our overall business expansion, we will continue to invest in manufacturing equipment and components for our production lines. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

Cash used in financing activities

Net cash used in financing activities for 2019 was $14.1 million, which included which included $7.8 million of bank credit repayment and $5.2 million of dividend paid and $1.2 million of repayment of a financing liability of land from a related party arrangement related to our Bar-Lev facility. Net cash used in financing activities for 2018 was $38.4 million, which included a $20.1 million call option exercised related to non-controlling interest, $20.3 million of dividends paid and $1.2 million of repayment of a financing liability of land from a related party arrangement related to our Bar-Lev facility, partially offset by $4.2 million of bank credit increase. Net cash used in financing activities for 2017 was $6.3 million, which included $5.1 million of bank credit repayment and $1.2 million of repayment of a financing liability of land from a related party arrangement related to our Bar-Lev facility.

Credit facilities

As of December 31, 2019, we did not have any debt from commercial banks. Our long-term debt consists only of financing the lease-back related to the Bar-Lev sale and lease-back transaction with the Kibbutz. We also received a loan on January 17, 2011, in the amount of CAD 4.0 million ($4.1 million) to Caesarstone Canada Inc. by its shareholders, Ciot and us, on a pro rata basis. The loan bears an interest rate until repayment at a per annum rate equal to the Bank of Canada’s prime business rate plus 0.25%, with the interest accrued on the loan paid on a quarterly basis. The loan balance as of December 31, 2019 was $1.4 million (reflects the portion of the loan received from Ciot), which was included in related party and other loan line item.

As of December 31, 2019, we had short-term credit lines with total availability of $2.4 million, consisting of $1.2 million from Israeli banks, none of which were utilized and bank guarantees issued in the amount of $1.2 million. Our credit lines from Israeli banks are subject to annual renewal.

Our credit facilities and services provided by banks in Israel are secured with a “Negative floating pledge,” whereby we committed not to pledge or charge and not to undertake to pledge or charge our general floating assets.

Capital expenditures

Our capital expenditures have included the expansion of our manufacturing capacity and capabilities, and investment and improvements in our information technology systems. In 2019, 2018 and 2017 our capital expenditures were $23.6 million, $21.0 million and $22.7 million, respectively. We may continue to invest in capacity expansions in the next few years.

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

The transaction was not qualified as "sale lease-back" accounting under both ASC 840 and ASC 842 and the Company recorded the entire amount received as consideration as a liability.

C.	Research and Development, Patents and Licenses

Our research and development department is located in Israel and is comprised of 15 employees with extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In 2019, research and development costs accounted for approximately 0.8% of our revenues. In 2018 and 2017, research and development costs accounted for approximately 0.6% and 0.7% of our revenues, respectively.

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

Research and development expenses, were $4.1 million, $3.6 million and $4.2 million in 2019, 2018 and 2017, respectively.

For a description of our research and development policies, see “ITEM 4.B: Information on the Company—Business Overview—Research and development.”

D.	Trend Information

The COVID-19 pandemic had no impact on our financial performance for the period from January 1, 2018 to December 31, 2019. However, its trajectory remains highly uncertain and we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the construction and renovation markets, our sales, availability and price of our raw materials, and the extent to which our business may be materially and adversely affected.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.	Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2019 are summarized in the following table:

	2020	2021	2022	2023	2024	2025 and thereafter	Other	Total (unaudited)
	(in thousands of U.S. dollars)
Sale-leaseback	$1,233	$1,233	$822	—	—	—	—	$3,288
Operating leases (1)	$14,480	$13,364	$11,156	$9,008	$8,295	$43,097	—	$99,400
Purchase obligations (2)	$28,024	—	—	—	—	—	—	$28,024
Accrued severance pay, net (3)	—	—	—	—	—	—	$858	$858
Uncertain tax positions (4)	—	—	—	—	—	—	$4,913	$4,913
Total	$43,737	$14,597	$11,978	$9,008	$8,295	$43,097	$5,771	$136,483

(1)	See Note 9 to the consolidated financial statements for further details regarding leases. As of December 31, 2019, the Company has additional operating leases that have not yet commenced of $6.4 million and sublease rental payments of $2.1 million under non-cancelable subleases which has been included above.

(2)	Consists of enforceable and legally binding purchase obligations to suppliers.

(3)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the relevant employee and there is no obligation if the employee voluntarily resigns. See also Note 2r to our consolidated financial statements included elsewhere in this annual report for further information regarding accrued severance pay.

(4)	Uncertain income tax positions under ASC 740 guidelines for accounting for uncertain tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amounts or timing of settlement. See also Note 11 to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740.

ITEM 6: Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers, their ages and positions as of March 18, 2020, are as follows:

Name	Age	Position
Officers
Yuval Dagim	57	Chief Executive Officer
Ophir Yakovian	46	Chief Financial Officer
David Cullen	60	Managing Director, APAC
Ken Williams	58	Managing Director, North America
Amir Reske	47	Managing Director, EMEA
Rinat Efrima	43	Vice President, Chief Marketing Officer and Managing Director Israel
Hezi Eini	61	Vice President, Global Supply Chain
Amihai Seider	52	Vice President, Global Production
Erez Margalit	52	Vice President, Global Research and Development
Giora Wegman	68	Deputy Chief Executive Officer
Ron Mosberg	40	Vice President, General Counsel and Corporate Secretary
Efrat Yitzhaki	48	Vice President, Global Human Resources
Suzie Roth	49	Vice President, Chief Information Officer

Directors
Dr. Ariel Halperin(4)	64	Chairman
Irit Ben-Dov(1)(2)(3)(5)(6)	49	Director
Dr. Ofer Borovsky(1)(2)(3)(5)(6)	65	Director
Roger Abravanel (4)(5)	73	Director
Dori Brown(4)	49	Director
Eric D. Herschmann (3) (5)	56	Director
Ronald Kaplan(3) (5)	68	Director
Ofer Tsimchi(1)(2)(5)	60	Director
Shai Bober	44	Director
Tom Pardo Itzhaki	36	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating committee.

(4)	Member of our strategy committee.

(5)	Independent under the Nasdaq rules.

(6)	External director under the Israeli Companies Law.

Executive Officers

Yuval Dagim has served as our Chief Executive Officer since August 2018. Prior to joining us, from 2016 to 2017, Mr. Dagim served as the CEO of Shikun & Binui Ltd. (TASE: SKBN.TA), a global construction and infrastructure company. Prior to that, from 2011 to 2016, Mr. Dagim held several managerial positions at Kimberly Clark (NYSE: KMB), a multinational personal care corporation. including as VP and Managing Director at Kimberly Clark Australia & New Zealand, and as Managing Director and Chief Executive Officer at Kimberly Clark Israel (Hogla Kimberly). From 2008 to 2011, he served as Managing Director of Quarry Products at Hanson UK, a leading supplier of heavy building materials to the construction industry and from 2002 to 2008 as Regional Director & Deputy Managing Director at Hanson Israel. Mr. Dagim holds a B.Sc. degree in Mechanical Engineering from the Israeli Technological Institute, the Technion, and an executive M.B.A. from Bar Ilan University, Israel.

Ophir Yakovian has served as our Chief Financial Officer since April 2018. Prior to joining us, from 2017 to 2018, Mr. Yakovian served as the Chief Financial Officer of Perion Network Ltd. a global technology company that delivers data-driven online advertising and search solutions to brands and publishers and prior to that, from 2015 to 2017, as the Chief Financial Officer of Tnuva Group, Israel’s largest food manufacturer. From 2012 to 2015, Mr. Yakovian served as the Chief Financial Officer of Lumenis Ltd., a global leader in the field of minimally-invasive clinical solutions. Prior to that, from 2006 to 2012, he served as VP Finance of Verint Systems, (NASDAQ: VRNT), a global leader in Actionable Intelligence® solutions with a focus on customer engagement optimization and cyber intelligence. Mr. Yakovian holds a Bachelor’s degree in economics and accounting and a Master’s degree in business economics from Bar Ilan University, Israel. He is a Certified Public Accountant.

David Cullen has served as our Managing Director, APAC, since May 2019. Previously, from April 2010 to May 2019, Mr. Cullen served as Chief Executive Officer for Caesarstone Australia. Prior to joining us, from January 2009 to March 2010, Mr. Cullen served as General Manager in Australia of Komatsu Ltd., a Japanese manufacturer of industrial and mining equipment. From January 2006 to November 2008, he served as Chief Executive Officer of Global Food Equipment Pty Ltd., an Australian importer and distributor of commercial food equipment. From 2004 to 2006, he served as Chief Executive Officer of White International Pty Ltd., an Australian supplier of industrial and residential pump products. From 2003 to 2004, Mr. Cullen served as Chief Executive Officer of Daisytek Australia Pty Ltd, a subsidiary of Daisytek International Corporation. From 1996 to 2002, he served as Chief Executive Officer of Tech Pacific Australia Pty Ltd., the largest distributor of IT equipment in the Asia-Pacific region. Mr. Cullen has held various other management positions in other companies since 1985. Mr. Cullen holds a Bachelor of Commerce degree from the University of New South Wales.

Ken Williams has served as our President of North America since January 2019. Previously, from March 2016 to January 2019, he has served as our President of Caesarstone Canada. Prior to joining us, from February 1999 to March 2016, Mr. Williams held various senior executive level leadership positions, including Executive Vice President of Sales and Marketing, in a number of Masco Corporation divisions, a global company involved in the design, manufacture and distribution of branded home improvement and building products. Previously, Mr. Williams held general management positions and leadership roles at Fortune Brands, the Redhill Company Ltd. and Thorn Stevenson Kellogg Management Consultants Mr. Williams holds a Bachelor of Business Administration Degree from Trent University in Ontario, Canada.

Amir Reske has served as our Managing Director, EMEA May 2019. Previously, from 2016 to May 2019, he has served as Managing Director, Caesarstone (UK). Prior to joining us, from 2013 to 2016, Mr. Reske served as the CEO of Tadiran Energy Ltd. in Israel, a corporation focusing on the development, manufacturing, import, distribution, service and marketing of air conditioning systems for residential & light commercial applications. Previously, from 2012 to 2013, Mr. Reske served as the Director of Subsidiaries at Meuhedet National Health Services, a major health maintenance organization in Israel and, from 2005 to 2012, as the Chief Investment Director / Director of Business Development, at CP Holdings Ltd, a trading firm in the United Kingdom. He is a member of the Israeli bar and holds a post graduate diploma in legal practice from the University of Oxford and a business law degree from Coventry University.

Rinat Efrima has served as our Global Chief Marketing Officer and Managing Director for Caesarstone Israel since July 2019. Prior to joining us, from 2010 to 2019, Ms. Efrima held various managerial positions at Kimberly-Clark Corporation, a multinational personal care corporation (NYSE: KMB), serving most recently as Business Sector Leader for Europe, Middle East, and Africa (EMEA). Previously, from 2005 to 2009, she served as Marketing Manager and Brand Manager at the Strauss Group, an international food and beverage corporation. Ms. Efrima holds an M.B.A. with a focus on marketing and advertising from Ono Academic College and a B.A. in economics and social sciences from Bar- Ilan University, Israel.

Hezi Eini has served as our Vice President, Global Supply Chain, since January 2019. Prior to joining us, from January 2009 to January 2019, Mr. Eini served in various managerial positions at Flex Ltd. a multinational technological manufacturer, including as VP Business Operations, India Mobile and VP Industrial Engineering & Lean at the global headquarters from 2016 to 2019; VP Materials & SC for WW Manufacturing operations from 2013 to 2016; and as Senior Director of Materials, EMEA & Brazil from 2011 to 2013. Previously, from 2006 to 2008, Mr. Eini served as General Manager at Gpro Ltd. Prior to that, from 2000 to 2006, Mr. Eini served in several senior positions in operations and supply at Flex Ltd. From 1997 to 2000, Mr. Eini served as Plant Manager at Tambour, Israel’s leading company in the paint and construction market. Mr. Eini holds a B.Sc. in Industrial Engineering form the Technion, the Israeli Institute of Technology.

Amihai Seider has served as our Vice President, Global Production, since March 2019.  Prior to joining us, from August 2003, Mr. Seider held various managerial positions at Haifa Chemicals, Israel-based specialty fertilizer manufacturer including VP Operations from May 2012 and Plant Manager from September 2006 to May 2012. Previously, from 1994 to 2003, Mr. Seider held managerial roles at Electrochemical Industries (1952) Ltd., a manufacturer and distributer of chemical products including as Plant Manager from 2000 to 2003.  Mr. Seider holds a B.Sc. in Chemical Engineering from Technion University, and an M.B.A. from Haifa University, Israel.

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

Ron Mosberg has served as our General Counsel & Corporate Secretary since September 2018. Prior to joining us, from 2015, Mr. Mosberg served as the General Counsel and Corporate Secretary at Enzymotec Ltd., an Israeli based global nutraceutical company. Previously, from 2011 to 2015, Mr. Mosberg served as an associate at the law firm of Pearl Cohen Zedek Latzer Baratz; from 2010 to 2011, as an attorney at the law firm of Golfarb Seligman; and from 2007 to 2010 an attorney at the law firm of Yossi Avraham. Mr. Mosberg holds an LL.B in Law and Psychology from Tel Aviv University, Israel.

Efrat Yitzhaki has served as our Vice President, Human Resources since November 2019. Prior to joining us, from 2018 to 2019, Ms. Yitzhaki held the role of VP Human Resources at Shikun and Binui, a global construction and infrastructure company. Previously, from 2013 to 2018, she served as HR Director at Kimberly Clark Israel, a multinational personal care corporation. From 2008 to 2013, Ms. Yitzhaki served as Group Training OD & MD Manager at Osem Group/Nestle Israel and HR Manager at Nestle Ice Cream. She holds a double B.A. in psychology and business, and an M.A. in psychology and business from the Hebrew University, Israel.

Suzie Roth has served as our Chief Information Officer since June 2019. Prior to joining us, from 2014 to 2019, Ms. Roth served as Head of Global Business Application at Netafim Israel, a global leader in precision irrigation solutions for sustainable agriculture. Previously, from 2009 to 2013, she served in various managerial positions at Amdocs, a leading software and services provider to communications and media companies. most recently as Development and Implementation Director. From 1998 to 2009, Ms. Roth served in several positions at Kodak Canada, including IT Manager Vancouver Site. Ms. Roth holds a B.Sc. in information technologies from the Technion, the Israel Institute of Technology.

Directors

Dr. Ariel Halperin has served as our Chairman of the board of directors since December 2016. Dr. Halperin previously served as our director from December 2006 to May 2013. He has served as the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, since 2004 and as a founding partner in Tenram Investments Ltd. a private investment company engaged in domestic and foreign real estate investments since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd., Ricor Cryogenic & Vacuum Systems L.P., Qnergy Ltd., Gadot Chemical Terminals (1985) Ltd. and Merhav Agro Ltd. Dr. Halperin holds a B.A. in Mathematics and Economics and Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

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

Dr. Ofer Borovsky has served as our external director under the Companies Law since March 2012. Since May 2005, Dr. Borovsky has served as the Joint Chief Financial Officer of Plasson Industries Ltd. (TASE: PLSN), a global leader in the development, manufacturing and marketing of high quality technical products, including flow solutions, livestock equipment, products for the bathroom and kitchen, and others, and Plasson Ltd., a private Israeli company. From 2004 to 2007, Dr. Borovsky served as a marketing consultant to R.M.C. Ltd., a fish food producer and marketing company. From 2004 to 2009, Dr. Borovsky served as a member of the Financial Committee of Granot Ltd., an Israeli cooperative association. From 2005 to 2008, he served as the chairman of the Investment Committee at Yaniv Pension Fund. From 2000 to 2004, Dr. Borovsky served as treasurer of Plasson Industries Ltd., Plasson Ltd. and Kibbutz Maagan Michael and its corporations. From 1990 to 2000, Dr. Borovsky served as marketing manager for the Kibbutz Maagan Michael fish industry and Mag Noy Ltd., an ornamental fish export company, and from 1985 to 1990, he served as treasurer of Plasson Industries Ltd. and Kibbutz Maagan Michael and its corporations. Mr. Borovsky currently serves as an external director of Gan Shmuel Foods Ltd. (TASE: GFSI), a manufacturer of flavoring extracts, syrups, powders, and related products for the manufacturing of soft drinks, and as a director of Plasson Industries Ltd. and Plasson Ltd. Dr. Borovsky holds a B.A. in Business Administration and Economics from Rupin College, Israel, an M.B.A. from Manchester University, United Kingdom and D.B.A. from the Business School Lausanne in Lausanne, Switzerland.

Roger Abravanel has served as our director since December 2016. Mr. Abravanel retired from McKinsey & Company, a global management consulting firm, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of Teva Pharmaceutical Industries Ltd. (TASE: TEVA), a multinational pharmaceutical company, from 2007 to 2017, as a director of COFIDE—Gruppo De Benedetti SpA., an Italian holding company active in the healthcare and automotive industries, from 2008 until 2013, as a director of Luxottica Group SpA., an Italian premium, luxury and sports eyewear conglomerate, from 2006 to 2014, and as a director of Admiral Group plc, a car insurance provider in the U.K., from 2012 until 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as a director at the Phoenix Holdings Ltd. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

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

Eric D. Herschmann has served as our director since December 2016. Mr. Herschmann served as the Vice Chairman, President and Chief Operating Officer of Southern Union Co., a natural gas utility and energy resources company, from May 2008 until its sale in March 2012. Mr. Herschmann served as an Interim General Counsel of Southern Union Co., from January 2005 to October 2007 and its Senior Executive Vice President from 2005 to 2008 and had been its national lead litigation counsel since 1999. Mr. Herschmann has been a Partner in the law firm of Kasowitz, Benson, Torres LLP since joining it in 1996. Prior to that time, he served as senior legal counsel for Citibank’s Investigations Division, Audit, where he managed a team of investigators supporting CitiCorp. on a global basis. From 1987 to 1993, Mr. Herschmann was an Assistant District Attorney and Senior Litigation Counsel for the New York County District Attorney's Office. He earned a B.A. degree from Yeshiva University in 1984 and a Law Degree in 1987 from Benjamin N. Cardozo School of Law, where he served as editor of the International Law Journal and member of the Moot Court Board.

Ronald Kaplan has served as our director since December 2015. Mr. Kaplan has served as chairman of the board of directors of Trex Company, Inc. (NYSE: TREX), a major manufacturer of wood-alternative decking, railings and other outdoor items made from recycled materials, since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc., a manufacturer of bulk material handling systems. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Ofer Tsimchi has served as our director since December 2014.  He is a managing partner of Danbar Group Ltd., a management services firm, which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd., which develops and manufactures film products for high-shrink labels, candy wrappers and agro-textiles, from 2008 to 2011. Mr. Tismchi has been a director of Redhill Biopharma (NASDAQ: RDHL), a specialty biopharmaceutical company focused on gastrointestinal diseases, since 2011, Maabarot Products Ltd., Israel’s leading developer, manufacturer, and marketer of a wide range of advanced nutrition and health products for people and pets, since 2014, and Kidron Industrial Materials Ltd., a manufacturer of chemical preparations, since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group, a manufacturer of precision molded plastic products and components.  From 2002 until 2003, Mr. Tismchi was a Business Development Manager of ProSeed Capital Fund, a venture capital firm. From 2000 until 2001, Mr. Tismchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

Shai Bober has served as the business manager of Kibbutz Sdot-Yam since June 2019. From 2014 to 2019, Mr. Bober served as Caesarstone’s maintenance manager. From 2008 to 2003, Mr. Bober served as an electrical and control system engineer in our plants in Israel and in the U.S. Mr. Bober serves as a director on the financial committee of Kibbutz Sdot-Yam and as Chief Executive Officer of Kibbutz Sdot-Yam Energy Company Ltd. Mr. Bober holds a Bachelor of Technology degree, in Electrical and Electronics Engineering, from the Afeka Academic College of Engineering, Israel.

Tom Pardo Izhaki has served as the Chief Financial Officer of Kibbutz Sdot-Yam since 2017. From 2013 to 2017, Ms. Pardo Izhaki served as the Chief Financial Officer of the A.T. Group. From 2008 to 2013, she served as a supervisor of the department of assurance services at PWC Israel and, from 2002 to 2008, in a senior bookkeeping role at Sdot-Yam Marble & Tiles Ltd. Ms. Pardo Izhaki holds a B.A. in Economics and Accounting from Haifa University, and an M.A. in Accounting from Bar-Ilan University, Israel. Ms. Pardo Izhaki is qualified as a Certified Public Accountant in Israel.

B.       Compensation of Officers and Directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock-based compensation, for the year ended December 31, 2019, was $8.4 million. This amount includes $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

CEO Compensation

Pursuant to a services agreement we entered into with our Chief Executive Officer, Yuval Dagim, in consideration for services provided by Mr. Dagim, we pay Mr. Dagim monthly compensation of $55,000, as well as provide benefits that are customary for senior executives in Israel, such as reimbursement for the costs of a cellular phone and car fuel used in the course of performing his obligations.

Mr. Dagim is also entitled to an annual cash bonus based on achievement of qualitative and quantitative performance goals and objectives, as follows:

1.	The annual bonus amount will not exceed $840,000, which will be calculated as follows:

(i)	0.75%* [R+E+N], whereas:

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

●             In the event that in a particular year the E component equals zero or below, the annual bonus calculated based on the R component will be reduced to 50%, and in any event will not exceed $210,000;

●             In the event that in a particular year the E component represents 10% or more of a decrease in Adjusted EBITDA year over year, no bonus will be payable in relation to the R component.

2.	In the event of termination of engagement during a calendar year, other than for cause, Mr. Dagim will be entitled to an annual cash bonus for such year pro-rated relative to the actual engagement period during the same year.

3.	Pursuant to the Company’s compensation policy, the annual cash bonus will, in no event, exceed 2.5% of the net profit of the Company for the same fiscal year.

In addition, in August 2019, Mr. Dagim received a signing bonus in the amount of NIS 400,000 upon the completion of his first year with us (12 months).

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

Mr. Roger Abravanel is entitled to an annual fee of $100,000 and a per-meeting fee $2,500 for participation in meetings of the board and committees of the board. Our shareholders further approved that Mr. Ronald Kaplan and Mr. Eric D. Herschmann are entitled to an annual fee of $75,000 and a per-meeting fee of $2,500 for participation in meetings of the board and committees of the board. The participating fees of Mr. Abravanel, Kaplan and Herschmann for meetings held through media communication shall be reduced by 50% and for meetings by written consent shall be reduced by 75%.

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

Individual Covered Executive Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2019, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
			(in U.S. dollars)
Yuval Dagim	661,086	113,533	1,609,225	3,805	2,387,649
Ophir Yakovian	394,791	53,733	173,767	29,037	651,328
Ken Williams	415,839	67,779	121,613	2,303	607,534
Erez Margalit	360,590	64,019	124,949	2,278	551,836
David Cullen	330,132	47,996	118,591	6,686	503,405

(1)	All Covered Executives are employed by us on a full time (100%) basis.

(2)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents annual bonuses granted to the Covered Executive based on formulas set forth in the bonus plans and approvals set forth in the respective resolutions of our compensation committee and the board of directors.

(4)	Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2019, based on the option's and RSU’s award’s fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2u to our consolidated financial statements.

(5)	Includes mainly leased car and mobile phone expenses.

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

As of March 18, 2020, the number of ordinary shares allocated under the 2011 plan was 2,713,207 ordinary shares. Considering the number of options and RSUs already granted, as of March 18, 2020, 561,793 ordinary shares remained available for future option or RSU grants under the 2011 plan.

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

Israeli participants in the 2011 plan may be granted stock options and restricted stock units subject to Section 102 of the Israeli Income Tax Ordinance. Section 102 of the Israeli Income Tax Ordinance allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any stock options granted under the 2011 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation committee and stated in the option agreement.

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

See “ITEM 6.B: Directors, Senior Management and Employees—Compensation—CEO Compensation.”

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

Board of directors and officers

As of the date of this report, our board of directors consists of ten directors, six of whom are independent under the Nasdaq rules, including Ms. Ben-Dov and Dr. Borovsky, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External directors”). Specifically, our board of directors has determined that Ofer Tsimchi, Ofer Borovsky, Irit Ben-Dov, Ronald Kaplan, Roger Abravanel and Eric D. Herschmann, meet the independence standards under the rules of Nasdaq. In reaching this conclusion, the board of directors determined, following the recommendation of our nomination committee, that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

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

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements under the Companies Law. Such external directors are not required to be Israeli residents in case the company is listed on a foreign stock exchange (such as us). Appointment of external directors is made by a special majority resolution of the general meeting of our shareholders. At a shareholders’ meeting held on September 19, 2017, each of Dr. Ofer Borovsky and Ms. Irit Ben-Dov were re-elected to serve as external directors of the Company for an additional three-year term commencing on March 21, 2018 and expiring on March 20, 2021.

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

On September 24, 2019, following the recommendation and approval of our compensation committee and approval by our board of directors, our shareholders approved a Compensation Policy (the “Compensation Policy”) for a period of three years as of the date of its approval.

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

Strategy Committee

In February 2017, we have established a strategy committee comprised of three of our directors, Mr. Roger Abravanel, Dr. Ariel Halperin and Mr. Dori Brown. Mr. Roger Abravanel serves as the chairman of the strategy committee. The strategy committee maintains an ongoing, cooperative, interactive strategic planning process with our management, including the identification, setting and maintenance of strategic goals and expectations as well as the review of potential acquisitions, joint ventures, and strategic alliances. References to our strategy and strategic planning are intended to focus on our medium and long term initiatives versus day to day operations.

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

D. Employees

As of December 31, 2019, we had 1,501 employees, of whom 717 were based in Israel, including 44 individuals who provide services to us through our manpower agreement with Kibbutz Sdot-Yam and with whom we do not have employment relationships, 464 employees in the United States, including 176 employees in our Richmond Hill facility, 115 employees in Australia, 133 in Canada, 47 in the United Kingdom and 25 in Asia. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three fiscal years:

	As of December 31,
Department	2019	2018	2017
Manufacturing and operations	911	950	962
Research and development	15	17	16
Sales, marketing, service and support	424	410	407
Management and administration	151	157	160
Total	1,501	1,534	1,545

In 2019, the size of our global workforce slightly declined by 33 employees, which is related primarily to the decision to temporarily reduce the effective capacity at our U.S. manufacturing facility

Israeli labor laws (applicable to our Israeli employees) govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the NII, which is similar to the U.S. Social Security Administration. Our employees have pension plans in accordance with the applicable Israeli legal requirements.

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 18, 2020, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Executive Officers
Yuval Dagim	*	*
Ophir Yakovian	*	*
David Cullen	*	*
Ken Williams	*	*
Amir Reske	*	*
Rinat Efrima	*	*
Hezi Eini	*	*
Amihai Seider	*	*
Erez Margalit	*	*
Giora Wegman	*	*
Ron Mosberg	*	*
Efrat Yitzhaki	*	*
Suzie Roth	*	*

Directors
Dr. Ariel Halperin (2)	14,051,494	40.8
Irit Ben- Dov	*	*
Dr. Ofer Borovsky	*	*
Roger Abravanel	*	*
Dori Brown	*	*
Eric D. Herschmann	*	*
Ronald Kaplan	*	*
Ofer Tsimchi	*	*
Shai Bober	*	*
Tom Pardo Itzhaki	*	*

All current directors and executive officers as a group (23 persons)(2)	14,362,067	41.8

*	Less than one percent of the outstanding ordinary shares.

(1)  As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 18, 2020, through the exercise of any option or warrant. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or other awards that are convertible into our ordinary shares within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or other agreements, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 34,401,114 ordinary shares outstanding as of March 18, 2020.

All of our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association —Voting.”

Our directors and executive officers hold, in the aggregate, options and RSUs exercisable for 833,249 ordinary shares (including 53,999 RSUs), as of March 18, 2020. The options have a weighted average exercise price of $8.4 per share and the RSUs have a weighted average fair value of $16.9 and have expiration dates generally seven years after the grant date of the option.

(2) Includes 14,029,494 ordinary shares beneficially owned by Tene Investment in Projects 2016, L.P. (“Tene”). As further described in footnote (2) under “ITEM 7.A: Major Shareholders and Related Party Transactions – Major Shareholders,” Each of Dr. Halperin, Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), and Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”) may be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene. See “ITEM 7.A: Major Shareholders and Related Party Transactions – Major Shareholders.”

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

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or other agreements that are currently exercisable or exercisable within 60 days of March 18, 2020, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The amounts and percentages are based upon 34,401,114 ordinary shares outstanding as of March 18, 2020.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494	40.8%
Tene Investment in Projects 2016, L.P.(2)(3)	14,029,494	40.8%
The Phoenix Holdings Ltd. (4)	1,893,810	5.5%

(1) Based on a Schedule 13D/A filed on October 28, 2019 by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”). Mifalei Sdot-Yam is controlled by Sdot-Yam Business, Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power, over 14,029,494 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Shai Bober and Tom Pardo, which are directors on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

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

As of December 31, 2019, 44 of our employees, or 2.9% of our total workforce, are also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed on October 28, 2019 and on information provided to the Company by the beneficial owner, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 14,029,494 ordinary shares and shared dispositive power over 5,589,494, consisting of (i) 3,589,494 ordinary shares, which it directly owns, and (ii) 2,000,000 ordinary shares underlying an immediately exercisable call option (“Call Option”) from Mifalei Sdot-Yam, which it directly owns pursuant to the Shareholders’ Agreement (as defined below) with Mifalei Sdot-Yam. Pursuant to the Shareholders’ Agreement, Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot-Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors.  Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene.

(3) On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet signed by Mifalei Sdot-Yam and Tene on September 5, 2016 and further amended on February 20, 2018. Pursuant to the Shareholders’ Agreement:

●	The parties agreed to vote at general meetings of our shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties will vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which Mifalei Sdot-Yam will determine the manner in which both parties will vote if no agreement is reached.

●	The parties agreed to use their best efforts to prevent any dilutive transactions that would reduce Mifalei Sdot-Yam’s holdings in us below 26% on a fully diluted basis, provided that such agreement will not apply as of the date on which the percentage of Mifalei Sdot-Yam’s holdings decreases below 26% of our outstanding shares on a fully diluted basis, for any reason whatsoever, or if Mifalei Sdot-Yam receives a satisfactory written certification from the Israel Land Authority permitting Mifalei Sdot-Yam’s holdings in us to decrease below 26%. Subject to certain exceptions, Mifalei Sdot-Yam will also continue to hold at least 6,850,000 of our ordinary shares for the seven-year term of the Shareholders’ Agreement, and in no case fewer than the number of ordinary shares that would permit Tene to exercise the Call Option in full.

●	The parties agreed to use their best efforts to cause that at least four directors be elected to our board (one identified by Mifalei Sdot-Yam, two identified by Tene and another identified by Mifalei Sdot-Yam with Tene’s consent), provided that the parties will not propose a resolution at a general meeting of our shareholders that will contradict a recommendation of our board on elections.

●	The parties granted each other certain tag-along rights with respect to their dispositions of ordinary shares.

(4) Based on Schedule 13G/A filed with the SEC on February 18, 2020 by the Phoenix Holdings Ltd., as of December 31, 2019, the Phoenix Holdings Ltd. held shared voting and dispositive power over 1,893,810 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of the Phoenix Holding Ltd. (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

Changes in Ownership

Prior to our IPO in March 2012, Kibbutz Sdot-Yam owned 18,715,000, or 70.1% of our ordinary shares. After the IPO, due to our issuance of ordinary shares, the Kibbutz’s ownership in our ordinary shares decreased to 56.1%. As a result of two subsequent public offerings of ordinary shares completed in 2013 and 2014, the Kibbutz sold 6,325,000 of the 17,765,000 ordinary shares it owned, decreasing its ownership percentage to 32.8% after those offerings. Pursuant to the Shareholders’ Agreement, effective October 13, 2016, the Kibbutz sold to Tene 1,000,000 of its 11,440,000 ordinary shares and granted to Tene the Call Option to purchase 2,000,000 ordinary shares. During 2018, Tene purchased additional 2,589,494 ordinary shares in the open market. The parties also agreed to vote at general meetings of our shareholders together, such that they share voting power over 14,029,424 ordinary shares. As a result, as of March 18, 2020, the Kibbutz and Tene each beneficially owned 40.8% of our ordinary shares.

As of December 31, 2019, Invesco Ltd. ceased to beneficially own more than 5% of our ordinary shares. As of November 3, 2019, Itshak Shaon (Tshuva) and the Delek Group Ltd. ceased to beneficially own more than 5% of our ordinary shares.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 18, 2020, there were three registered holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 59.2% of our outstanding ordinary shares.

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

Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $9.5 million in 2019, $9.3 million in 2018 and $9.5 million in 2017 (excluding VAT), as set forth in more detail below. We believe that these services are rendered to us in the ordinary course of our business and that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

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

Kibbutz Sdot-Yam currently permits us to use the land and facilities pursuant to a land use agreement which became effective in March 2012 and expires 20 years thereafter. Under the land use agreement, Kibbutz Sdot-Yam agreed to permit us to use approximately 100,000 square meters of land leased to the Kibbutz, consisting both of facilities and unbuilt areas, in consideration for an annual fee of NIS12.9 million ($3.7 million) in 2013 and thereafter, plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011. The annual fee may be adjusted after January 1, 2021 or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the ILA or Caesarea Development Corporation, and every three years thereafter if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel B.M. (“Bank Leumi”). Every addition or deletion of space is accounted for based on the original rates mentioned above.

In addition, in the land use agreement, we have waived any claims for payment of NIS 18.0 million ($4.6 million) from Kibbutz Sdot-Yam with respect to prior investments in infrastructure on Kibbutz Sdot-Yam’s lands used by us under the prior land use agreement.

Following a request by the Kibbutz to increase the fees due to it pursuant to the land lease agreement, the assessment of an appointed appraiser and negotiations between us and the Kibbutz, it was agreed to increase the fees under such agreement, such that for the year ended December 31, 2018 we paid additional amount of NIS 950,000 (approximately $250,000) and starting 2019 and on we pay an additional annual amount of NIS 1,100,000 (approximately $318,000). Starting from January 1, 2014 and through September 2016, we made use as needed of additional office space in Kibbutz Sdot-Yam of approximately 400 square meters, for an annual payment of NIS 77,956 (approximately $20,000) in 2014, NIS 116,643 (approximately $30,000) in 2015 and 2016. Such additional area was used by us as long as we needed it under terms materially similar to the land use agreement. In September 2016, we returned such premises to the Kibbutz. Starting from September 2014, we use an additional land of approximately 9,000 square meters based on our needs and Kibbutz Sdot-Yam’s consent under terms materially similar to the land use agreement, for an additional monthly fee of NIS 10,000 (approximately $3,000) which is not based on the original rates. However, we have the right to return these premises to Kibbutz Sdot-Yam earlier, following a 90-day prior written notice.

During April 2019, we entered into a short term lease for additional space of 1,300 square meters that was needed on an ad-hoc basis for an additional monthly fee of NIS 26,100 (approximately $7,500). This lease is set to expire during 2020.

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

We have committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($1.0 million) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, we committed to pay NIS 200,000 (approximately $58,000) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment deducted in monthly installments over a four-year period beginning the year the construction completed from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to our Sdot-Yam facility.

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

Pursuant to these land use agreements, we paid to Kibbutz Sdot-Yam an aggregate of $4.5 million in 2019, $4.3 million in 2018 and $4.0 million in 2017.

Land purchase and leaseback agreement

On June 6, 2007, we entered into a long-term lease agreement with the ILA in the lands and facilities of the Bar-Lev Industrial Center for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. On March 31, 2011, we entered into a land purchase and leaseback agreement with Kibbutz Sdot-Yam, pursuant to which, effective as of September 1, 2012, Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev Industrial Park in consideration for NIS 43.7 million ($10.9 million). Pursuant to the land purchase and leaseback agreement, we were required to obtain certain third-party consents from, among others, the Israeli Tax Authorities and from the Israeli Investment Center. All such consents have been obtained. The land purchase and leaseback agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev land for a period of 10 years commencing in September 2012 that will be automatically renewed unless we give two years prior notice, for an additional 10-year term in consideration for an annual fee of NIS 4.1 million ($1.2 million) to be linked to the increase of the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if the Kibbutz obtains an appraisal that supports such an increase. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

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

Agreement for Additional Land on the Grounds Near Our Bar-Lev Manufacturing Facility

In August 2013, we entered into the Agreement For Additional Land, pursuant to which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near our Bar-Lev manufacturing facility, which we required in connection with the construction of the fifth production line at our Bar-Lev manufacturing facility and leased it to us for a monthly fee of approximately NIS 70,000 (approximately $20,000). Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to our plans, (iii) build a warehouse according to our plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The financing of the building of the warehouse is to be made through a loan that will be granted by us to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse, and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot-Yam by us for our use of the warehouse. The principal amount of the loan will bear interest at a rate of 5.3% a year. On November 30, 2015, the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to us. To date, the warehouse has not been constructed.

Pursuant to the land purchase and leaseback agreement and agreement for additional land in connection with our Bar-Lev facility, we paid to Kibbutz Sdot-Yam an aggregate of $1.2 million in 2019, and $1.2 million in 2018 and 2017.

Manpower agreement

In March 2001, we entered into a manpower agreement with Kibbutz Sdot-Yam, which was amended in December 2006. Pursuant to the agreement, Kibbutz Sdot-Yam agreed to provide us with labor services staffed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (each a “Kibbutz Appointee”). This agreement was replaced by a new manpower agreement, signed on July 20, 2011, with a term of 10 years from January 1, 2011 that will be automatically renewed, unless one of the parties gives six months’ prior notice, for additional one-year periods. We are currently in discussions with the Kibbutz for the amendment and extension of such agreement.  Our audit committee has determined that the term of the manpower agreement with Kibbutz Sdot-Yam is reasonable under the relevant circumstances except as it relates to office holders. Accordingly, under the Companies Law, the manpower agreement, with respect to office holders, is subject to re-approval by our audit committee, board of directors and general meeting every three years. On July 30, 2015, following the approval of our audit committee, compensation committee and board of directors, our shareholders approved an addendum to the Manpower Agreement between us and Kibbutz Sdot-Yam, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, for an additional three-year term as of the date of approval by the shareholders.  On November 27, 2018, following the approval of our audit committee, compensation committee and board of directors, our shareholders approved a second addendum to such agreement for an additional three-year term as of the date of approval by the shareholders.

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

Under the manpower agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 (approximately $72 thousands) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation. Office holders who are Kibbutz Appointees have all benefits then provided to our other office holders, including without limitation, directors’ and officers’ liability insurance, and Company's indemnification and exemption undertaking. Pursuant to the manpower agreement, we paid to Kibbutz Sdot-Yam an aggregate of $2.4 million in 2019, $2.5 million in 2018 and $2.9 million in 2017. As of December 31, 2019, we engaged 44 Kibbutz Appointees on a permanent basis.

Services agreement

On July 20, 2011, we entered into a services agreement with Kibbutz Sdot-Yam, as amended on February 13, 2012 (“Original Services Agreement”). Pursuant to the Original Services Agreement, the Kibbutz provided us with various services related to our operational needs. The Original Services Agreement also outlined the distribution mechanism between us and Kibbutz Sdot-Yam for certain expenses and payments due to local authorities, such as taxes and fees in connection with our business facilities. The agreement expired on March 21, 2015.

On July 30, 2015, following the approval of our audit committee and the board, our shareholders approved an amended services agreement for a period of three years. On November 27, 2018, following the approval of our audit committee and the board, our shareholders approved a further amended services agreement (“Amended Services Agreement”) for an additional period of three years. Under the Amended Services Agreement, Kibbutz Sdot-Yam will continue to provide us with various services it provides in the ordinary course of our business, for a period of three years commencing as of the date of approval by the shareholders. The amount that we pay Kibbutz Sdot-Yam under the Amended Services Agreement depends on the scope of services we will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from Kibbutz Sdot-Yam, considering its physical proximity to our manufacturing plant in Sdot-Yam and its expertise. The amounts we pay for the services are subject to certain adjustments for increases in the Israeli consumer price index. In addition, the Amended Services Agreement grants Kibbutz Sdot-Yam a right of first proposal in special projects with respect to the metal workshop services. The Amended Services Agreement also outlines the distribution mechanism between us and the Kibbutz for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with our business facilities. Each party may terminate such agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-days’ prior notice. In connection with such agreements, we paid to Kibbutz Sdot-Yam an aggregate of $1.5 million in 2019, $1.3 million in 2018 and $1.4 million in 2017.

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

Pursuant to the Shareholders’ Agreement between Kibbutz Sdot-Yam and Tene effective October 13, 2016, Kibbutz Sdot-Yam agreed to assign Tene its rights under the Registration Rights Agreement to demand that we file a registration statement on a Form F-3, per the terms detailed above, and its piggyback registration rights. Such assignment is subject to the terms of the registration rights agreement. Under the terms of the Shareholders’ Agreement, Kibbutz Sdot-Yam did not agree to assign to Tene its right to demand registration of shares on Form F-1 or Form S-1 under the Registration Rights Agreement.

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

Agreements with directors and officers

Employment agreements

See “ITEM 6.B: Directors, Senior Management and Employees—Compensation—Employment and consulting agreements with executive officers”.

Indemnification agreements

See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.     Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2019, please see pages F-4 to F-67 of this report.

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

In February 2019 the arbitrator delivered his award on the merits (the quantum is still to be decided). The arbitrator’s award was in WOMAG’s favor as it relates to the claim that remained outstanding (WOMAG has conceded, abandoned and seemingly withdrawn all their claims save for the one mentioned above) and imposed the costs relating to the arbitration on us.

In July 2019, we appealed the award and in August 2019 hearings were held. In November 2019, the appeal panel delivered its award on the merits (the quantum is still to be decided), partially accepting the appeal and imposing 80% of the cost of arbitration and appeal on us.

It is anticipated that the second phase of the arbitration on quantum may commence during 2020, with the possibility of an appeal during 2021.We believe we have provided an adequate reserve for this claim which is based on the advice of our legal advisors.

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

Since 2008 through December 31, 2019, we have been party to lawsuits or named in demand letters alleging our liability for bodily injuries caused to 241 persons as a result of their exposure to silica dust relating to our products, of which 152 were still pending as of December 31, 2019 in Israel and in Australia. These claims were filed by individuals (including fabricators and their employees, and our former employees), their successors, employers as well as by the state of Israel, and subrogation claims by the NII in Israel, WorkerCover Queensland in Australia and others.

Since 2008 and through December 31, 2019, lawsuits with respect to eight injured persons that were filed against us were dismissed and lawsuits with respect to 91 injured persons have been settled between us, the claimants, their employer, if any, and the State of Israel (and lawsuits with respect to 25 injured persons were settled with the NII).

With respect to claims filed in Israel, a judgment was entered by the District Court during 2013, pursuant to which we were found to be comparatively liable for 33% of the plaintiff’s total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence, and on the State of Israel at 27%. Following an appeal to the Israeli Supreme Court, the parties entered into a settlement agreement. The District Court’s ruling was cancelled except for the decision not to impose liability on the distributor.

In November 2015 and in May 2017, we entered into agreements with the State of Israel and with our main distributors in Israel, respectively, with the consent of our insurance carriers, under which we agreed with the State and each of our main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period (NII claims are excluded from our agreement with the State) and on the apportionments between us of the total liability of us, the State, and the distributors, if found, in such claims. During January 2020, the State of Israel approved an additional 5 years extension to this agreement.

With respect to claims filed in Australia it is too early to estimate the probability of a ruling against the Company.

Class Action Claim in Israel

A lawsuit by a single plaintiff and a motion for its class certification were filed against us in April 2014 in the Central District Court in Israel mainly claiming we did not provide adequate warnings with respect to our products and that by our conduct we violated the plaintiff’s autonomy.

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

On January 4, 2018, we and the plaintiff submitted to the Israeli District Court a settlement agreement. If the settlement agreement is approved by the Court, the claim will be dismissed and we will make payments on a one-time basis, without any admission of liability, in an aggregate amount of approximately NIS 9.0 million (approximately $2.6 million) to fund certain safety related expenses at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses. As of the date of this report, the settlement agreement remains subject to the approval of the Court. The Israeli State Attorney General had notified the Court of its objection to the proposed settlement. We expect the Court will issue its ruling during the first half of 2020.

Our Probable Risks Related to Outstanding Claims

We intend to contest the pending claims against us, although there can be no assurance that we will succeed in these claims and it is probable that we will be liable for damages in connection with such lawsuits. As of December 31, 2019, we estimated that our total exposure with respect to all then-pending lawsuits in Israel related to 132 injured persons and the un-asserted NII claims was approximately $39.2 million, although the actual outcome of such lawsuits may vary significantly from such estimate. The number of injured persons takes into account the claim filed with a motion for its recognition as a class action and does not include pre-litigation demand letters and settled claims for which the settled amount has not been paid yet. It is too early to estimate the probability of the actual exposure in the claims filed against us in Australia, which we intend to vigorously defend.

Insurance

We currently have global product liability insurance, which applies, subject to certain terms and limitations, to claims that may be submitted against us worldwide during the insurance policy term. This policy covers claims that are beyond $5 million per claim and per year in Israel, up to an amount of $35 million per claim and per year. Our global product liability insurance policy is effective until September 2020. This insurance policy includes a deductible of $125,000 per claim, under certain criteria. The policy covers only illnesses diagnosed after February 2010. Although we will seek to renew our product liability insurance to cover silicosis related claims, there is no assurance that we will be successful in its renewal. In addition to the global product liability policy, we have regional product liability insurance policies in Australia with a coverage of up to $50 million and in U.S. and Canada each with a coverage of up to $20 million per claim or per year, each in its relevant local currency, subject to certain terms and limitations, with relatively low deductibles.

We believe that our current insurance covers the pending individual product liability claims. On October, 2019 we have signed a settlement agreement with our insurer at the time the class action claim was filed for a certain coverage of the damages sought with respect to the putative class action claim. The amount claimed in the class action exceeds our insurance coverage by a material amount. There is no certainty whether the amount the insurer agreed to pay will cover any payment we will be forced to pay under the class action. Our employer liability insurance excludes silicosis damages and, therefore, in case that we are found liable for any of our employees’ illness with silicosis, we will have to bear compensation for such damages, after the deduction of payments made by the NII to an employee of ours, which might have an adverse effect on our business and results of operations. We are not subject to subrogation claims by the NII with regard to our employees.

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

Dividends

In February 2018, we declared the distribution of special cash dividend in the amount of $0.29 per share, paid on March 14, 2018, subject to withholding tax of 20%. We also adopted a dividend policy pursuant to which we intend to pay a quarterly cash dividend in the range of $0.10-$0.15 per share up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to the approval of our board of directors. In the third quarter of 2019, we distributed a cash dividend in the amount of $0.15 per share subject to withholding tax of 20%. In February 2020, we revised our dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors. In the event that the calculated dividend is less than $0.10 per share, no dividend shall be paid. We expect that payments of dividends pursuant to the dividend policy will be paid subject to our board of directors’ approval, after taking into account legal limitations, the benefit of the Company and its obligations, growth plans and other factors that our board of directors may deem relevant. Since January 1, 2018 and until March 18, 2020, we distributed dividends in the total amount of $0.74 per share (subject to 20% withholding tax).

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

B.       Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 35,504,210 are issued and 34,401,114 are outstanding as of March 18, 2020.

A copy of our amended and restated articles of association is attached as Exhibit 1.1.

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

General corporate tax structure in Israel

Israeli resident companies are generally subject to corporate tax, which rate has been fluctuating during the last few years. The corporate tax rate is 23% as of 2018 and thereafter. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise (as discussed below) may be considerably less.

Capital gains generated by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if (i) it was incorporated in Israel or (ii) the control and management of its business are exercised in Israel.

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

Law for the Encouragement of Industry (Taxes), 5729- 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the “Encouragement of Industry Law”, provides several tax benefits for “Industrial Companies”. Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel which was incorporated in Israel and at least 90% of its gross income in any tax year (exclusive of income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel or in the “Area”, in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial manufacturing.

An Industrial Company is entitled to certain tax benefits, including: (i) an amortization of the cost of a purchased patent, the right to use a patent or know-how that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise over an eight-year period, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns, under certain conditions, with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

There is no assurance that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 1959

The Israeli Investment Law provides different benefits to “Approved Enterprise”, “Beneficiary Enterprise” and “Preferred Enterprise”, “Special Preferred Enterprise”, “Preferred Technology Enterprise” and “Special Preferred Technology Enterprise” (as such terms are defined in the Investment Law).

The Investment Law provides certain incentives for capital investment in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise and a Special Preferred Technology Enterprise is required to comply with the requirements of the Investment Law.

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

The following discussion is a summary of the Investment Law following its most recent amendments:

The Preferred Enterprise Regime—the 2011 Amendment

In December 2010, the Israeli parliament, or the Knesset, approved the Economic Policy Law for the years 2011 and 2012, which among other things, amended the Investment Law. The 2011 Amendment, effective as of January 1, 2011, changes the benefit alternatives under the Investment Law.

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

A company that pays a dividend out of income generated from the Preferred Enterprise is required to withhold tax on such distribution at a rate of 20% (or a reduced rate under an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). In 2019 and 2018 dividends paid out of preferred income and were subject to withholding tax at source at the rate of 20%.

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

The new incentives regime will apply to “Preferred Technology Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were at least 7% on average of one year out of the company's turnover or exceeded NIS 75 million (approximately $20 million) for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.1 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.7 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

A “Special Preferred Technology Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.7 billion).

Preferred Technology Enterprises will be subject to a reduced corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $53 million), and the sale receives prior approval from the Israel Innovation Authority (previously known as the Israeli Office of the Chief Scientist) (“IIA”). Special Preferred Technology Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $133 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a parent foreign company holding at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Currently, we do not meet the above conditions to be eligible for the tax benefits pursuant to the New Technology Enterprise Incentives Regime—the 2017 Amendment.

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

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% for an individual in 2019 unless the benefiting provisions of an applicable treaty applies.

Notwithstanding the foregoing, capital gains generated from the sale of securities publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, by a non-Israeli shareholder (individual and corporation) may be exempt under the Israeli Income Tax Ordinance from Israeli taxes provided that all the following conditions are met: (i) the securities were purchased upon or after the registration of the securities on a recognized stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009), (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed and (iii) with respect to securities listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5740-1985. However, non-Israeli corporation will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

The purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which payment to the seller is made are obligated to withhold Israeli tax at source from such payment. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on an annual income tax return.

Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on shares (other than bonus shares or share dividends) at the rate of 25%, or 30% if the recipient of such dividend is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued from Preferred Enterprise to Israeli individuals are subject to withholding tax at the rate of 20%. However, if such dividends are distributed to an Israeli company, no withholding tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption) will apply). An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations.

Non-Israeli resident (either an individual or a corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% or 30% (if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period) or 20% if the dividend is distributed from income attributed to Preferred Enterprise. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Controlling Shareholder or not), and 20% if the dividend is distributed from income attributed to a Preferred Enterprise. Such rates may be reduced by the application of the provisions of applicable double tax treaties (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). For example, under the Israel-U.S.A. Double Tax Treaty the following rate will apply to dividends distributed by an Israeli resident company to a U.S. resident (for purposes of the Israel-U.S.A. Double Tax Treaty): if (A) the U.S. resident is a corporation which held during the portion of the taxable year preceding the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company and (B) not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends then the maximum tax rate is 12.5% on dividends, not generated by an Approved Enterprise or Beneficiary Enterprise. If both of the above conditions mentioned in sections (A) and (B) are met and the dividend is paid from an Israeli resident company’s income, of which was entitled to a reduced tax rate applicable to an Approved Enterprise or Benefited Enterprise, the tax rate is 15%, and in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident which is maintained in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

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

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 640,000 for 2019, which amount is linked to the annual changes to the Israeli Consumer Price Index), will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes, but is not limited to, taxable capital gains from the sale of securities and taxable income from interest and dividends.

United States federal income taxation

The following is a description of the material United States federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders that hold such ordinary shares as capital assets for United States federal income tax purposes. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S-corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement; or

•	holders that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets, which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on the composition of our income, the composition and estimated fair market value of our assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2020. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2019 taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The majority of our revenues are denominated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 19.8%, 22.8% and 23.4% of our revenues in 2019, 2018 and 2017, respectively. Sales in Canadian dollars accounted for 15.7%, 17.3% and 16.6% of our revenues in 2019, 2018 and 2017, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian dollars, Australian dollars British pound and Singaporean dollars. As a result, a revaluation of the NIS, or to a lesser extent, the Euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar

2017	3.1%	2.1%	6.7%	2.0%
2018	(6.3)%	(3.4)%	(4.1)%	0.9%
2019	(3.1)%	1.2%	5.3%	(1.6)%

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $8.5 million in 2019.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $5.7 million in 2019.

Devaluation of NIS relative to the U.S. dollar would decrease our revenues generated in Israel. However, our NIS operating costs when reported in U.S. dollars would decrease to a greater extent, resulting in higher operating income. As a result, assuming a 10% decrease in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would increase by $8.0 million in 2019.

An appreciation of the Euro relative to the U.S. dollar would increase our revenues generated in Europe and certain other countries. However, our Euro operating costs when reported in U.S. dollars would increase to a greater extent, resulting in lower operating income. Assuming a 10% increase in the Euro relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $2.5 million in 2019.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our most significant exposure as of December 31, 2019, relates to a potential change in the exchange rate of the Canadian dollar and Australian dollar and to a lesser extent to the British pound, the Euro, the NIS, and the Singaporean dollar relative to the U.S. dollar. Assuming a 10% decrease in the Australian dollar and Euro relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have increased by $1.9 million and $0.8 million. Assuming a 10% decrease in the Canadian dollar, GBP, Singaporean dollar and NIS relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have decreased by $4.0 million, $1.7 million, $0.7 million and $0.5 million, respectively.

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

As of December 31, 2019, we had the following foreign currency hedge portfolio (U.S. dollar in thousands):

		USD/NIS	EUR/USD	GBP/USD	USD/CAD	AUD/USD	TOTAL

Buy forward contracts	Notional	—	—	—	—	—	—
	Fair value	—	—	—	—	—	—
	Average rate	—	—	—	—	—	—
Sell forward contracts	Notional	—	1,686	—	1,121	33,801	36,608
	Fair value	—	2	—	0	(365)	(363)
	Average rate	—	1.12	—	1.30	0.70
Buy put options	Notional	—	—	—	—	—	—
	Fair value	—	—	—	—	—	—
	Average rate	—	—	—	—	—	—
Sell call options	Notional	—	—	—	—	—	—
	Fair value	—	—	—	—	—	—
	Average rate	—	—	—	—	—	—
Total notional value		—	1,686	—	1,121	33,801	36,608
Total fair value		$—	$2	—	$—	$(365)	$(363)

As of December 31, 2019, net embedded losses on our foreign currency open derivatives transactions were $0.4 million. As of December 31, 2018, net embedded losses on our foreign currency open derivatives transactions were $0.4 million. As of December 31, 2017, net embedded losses on our foreign currency open derivative transactions were $0.2 million.

For the year ended December 31, 2019, our finance income generated from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $2.1 million. For the year ended December 31, 2018, our finance income generated from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $2.4 million. For the year ended December 31, 2017, our finance expenses generated from derivatives including the impact of the foreign exchange rate revaluation were $1.8 million.

Interest rates

We had cash and short-term bank deposits totaling $139.4 million at December 31, 2019. Our cash, cash equivalents and short-term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: Controls and Procedures

(a)       Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2019 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

ITEM 16B: Code of Ethics

The Company has adopted a code of ethics (“Code of Ethics”) that applies to the Company’s chief executive officer, and all senior financial officers, including the Company’s chief financial officer, the controller and persons performing similar functions. The Company has also adopted a separate code of conduct that applies to the Company’s directors, officers and employees. We have posted these codes on our corporate website at http://ir.caesarstone.com/corporate-governance/governance-overview. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

Waivers of our Code of Ethics may only be granted by the board of directors. Any amendments to this Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2019.

ITEM 16C: Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2019	2018
	(in thousands of U.S. dollars)
Audit fees(1)	$472	$657
Audit-related fees(2)	48	27
Tax fees(3)	49	25
All other fees(4)	249	60
Total	$818	$769

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2019 and 2018, and its internal control over financial reporting as of December 31, 2019 and 2018, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees relate to assurance and associated services that are traditionally performed by the independent auditor.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, due diligence investigations and other matters.

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

ITEM 16H: Mine Safety Disclosures

Not applicable.

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended on September 24, 2019
1.2	Memorandum of Association of the Registrant (2) ∞
2.1	Description of the Registrant’s Securities.
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.3	Letter Agreement between the Registrant and Mikroman Madencilik San ve TIC.LTD.STI for 2019 **
4.4	2011 Incentive Compensation Plan, as amended (6)
4.5	Form of Indemnification Agreement (3)
4.6	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.7	Addendum, dated February 13, 2012, to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.8	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.9	Addendum, dated July 2015, to the Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (6) ∞
4.10	Addendum No. 2, dated November 2018, to the Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011(9)
4.11	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 2015 (6)∞
4.12	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated November 2018 (9)
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

4.15	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (3) ∞
4.16	Compensation Policy of Caesarstone Ltd.
4.17	Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 (5)*
4.18	USA Plant Exercise Notice, dated November 6, 2013, pursuant to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 (5) *
4.19	Addendum, dated February 12, 2014, to the Agreement for the Supply of Bretonstone Slab Plants, dated October 18, 2012 and to the USA Plant Exercise Notice, dated November 6, 2013 (5) *
4.20	Agreement for the Supply of Bretonstone Slab Plants, dated June 5, 2014 (5) *
4.21	Letter Agreement between the Registrant and Polat Maden Sanayi ve Ticaret A.S. for 2019**
8.1	List of Subsidiaries of the Registrant (7)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)
15.2	Consent of Grant Thornton Audit Pty Ltd.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Previously filed with the Securities and Exchange Commission on March 19, 2012 pursuant to a registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 6, 2012 pursuant to a registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on February 16, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on May 13, 2014 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(5)	Previously filed with the Securities and Exchange Commission on March 12, 2015 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(6)	Previously filed with the Securities and Exchange Commission on March 7, 2016 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(7)	Previously filed with the Securities and Exchange Commission on March 13, 2017 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(8)	Previously filed with the Securities and Exchange Commission on March 12, 2018 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(9)	Previously filed with the Securities and Exchange Commission on October 25, 2018, pursuant to Exhibit 99.1 to a current report on Form 6-K and incorporated by reference herein.

*	Portions of this exhibit were omitted and a complete copy of each agreement was provided separately to the Securities and Exchange Commission pursuant to the Company’s application requesting confidential treatment under Rule 24b-2 under the Exchange Act, which was subsequently approved by the SEC.

**	Certain confidential information contained in this document, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this exhibit

∞ English translation of original Hebrew document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Caesarstone Ltd.

	By:	/s/ Yuval Dagim
Yuval Dagim
Chief Executive Officer

Date: March 23, 2020

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 20

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Caesarstone Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Caesarstone Ltd. (and subsidiaries) (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Caesarstone Australia Pty Limited., a wholly-owned subsidiary, which reflect total assets constituting 10% and 12% at December 31, 2019 and 2018, respectively, and total revenues constituting 20% in 2019 and 23% in 2018 and 2017 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Limited, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 23, 2020 expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer

March 23, 2020	KOST FORER GABBAY & KASIERER
We have served as the Company's auditor since 2004	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Caesarstone Ltd.

Opinion on Internal Control over Financial Reporting
We have audited Caesarstone Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). In our opinion, Caesarstone Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Caesarstone Australia Pty Ltd.  a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 10% and 20%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019. The effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated March 23, 2020 expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
March 23, 2020	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2019	2018

ASSETS

Current assets:
Cash and cash equivalents		$139,372	$93,562
Trade receivables (net of allowance for doubtful accounts of $2,497 and $1,247 at December 31, 2019 and 2018, respectively)		78,282	72,555
Other accounts receivable and prepaid expenses	3	34,066	25,495
Inventories	4	122,686	158,492

Total current assets		374,406	350,104

Long-term assets:
Severance pay fund		3,475	3,591
Other long-term receivables	10	3,176	5,435
Deferred tax assets, net	11	7,881	6,372
Long-term deposits and prepaid expenses		2,887	2,799
Property, plant and equipment, net	5	204,776	213,338
Operating lease right-of-use assets	9	72,047	-
Goodwill	6	35,218	35,283

Total long-term assets		329,460	266,818

Total assets		$703,866	$616,922

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2019	2018

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank credit	7	$-	$7,567
Trade payables		53,072	55,787
Related party and other loan	13	2,212	2,908
Short term legal settlements and loss contingencies	10	28,300	13,146
Accrued expenses and other liabilities	8	42,782	31,873

Total current liabilities		126,366	111,281

Long-term liabilities:
Long-term loan and financing liability of land from a related party	13	7,915	7,089
Accrued severance pay		4,333	4,695
Long-term warranty provision		1,385	1,267
Long term legal settlements and loss contingencies	10	21,505	26,089
Long-term operating lease liabilities	9	64,638	-

Total long-term liabilities		99,776	39,140

Commitments and contingent liabilities	10

Equity:	12
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2019 and 2018; 35,500,872 and 35,466,307 issued at December 31, 2019 and 2018; 34,397,776 and 34,363,211 shares outstanding at December 31, 2019 and 2018, respectively		371	371
Additional paid-in capital		157,225	153,593
Capital fund related to non-controlling interest	1(c)	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net		(3,288)	(3,177)
Retained earnings		368,433	360,731
Treasury shares at cost – 1,103,096 ordinary shares at December 31, 2019 and 2018		(39,430)	(39,430)

Total equity		477,724	466,501

Total liabilities and equity		$703,866	$616,922

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2019	2018	2017

Revenues	$545,974	$575,871	$588,147
Cost of revenues	397,335	412,457	390,924

Gross profit	148,639	163,414	197,223
Operating expenses:
Research and development	4,146	3,635	4,164
Marketing and selling	66,770	74,786	81,789
General and administrative	40,681	43,323	45,930
Legal settlements and loss contingencies, net	12,359	8,903	24,797

Total operating expenses	123,956	130,647	156,680

Operating income	24,683	32,767	40,543
Finance expenses, net	5,578	3,639	5,583

Income before taxes on income	19,105	29,128	34,960
Taxes on income	6,243	4,560	7,402

Net income	$12,862	$24,568	$27,558

Net income attributable to non-controlling interest	-	163	1,356

Net income attributable to controlling interest	$12,862	$24,405	$26,202

Basic and Diluted net income per share of ordinary shares	0.37	0.72	0.73

Weighted average number of ordinary shares used in computing basic income per share (in thousands)	34,384	34,358	34,334
Weighted average number of ordinary shares used in computing diluted income per share (in thousands)	34,460	34,409	34,386

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income	$12,862	$24,568	$27,558

Other comprehensive income (loss) before tax:
Foreign currency translation adjustments	(608)	(4,294)	2,910
Unrealized income (loss) on foreign currency cash flow hedge	738	(589)	(36)
Income tax benefit (expense) related to components of other comprehensive income (loss)	(241)	92	8

Total other comprehensive income (loss), net of tax	(111)	(4,791)	2,882

Comprehensive income	12,751	19,777	30,440
Less: comprehensive income (loss) attributable to non-controlling interest	-	768	(2,405)

Comprehensive income attributable to controlling interest	$12,751	$20,545	$28,035

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Common Stock
	Shares	Amount		Additional paid-in capital		Retained earnings	Accumulated other comprehensive income (loss), net(1)	Capital fund related to non-controlling interest	Treasury shares	Total equity

Balance as of January 1, 2017	34,321,573	371		146,536		331,326	(1,150)		(39,430)	437,653
								-
Other comprehensive income	-	-		-		-	1,833	-	-	1,833
Net income	-	-		-		26,202	-	-	-	26,202
Equity-based compensation expense related to employees (2)	-	-		5,344		-	-	-	-	5,344
Adjustment to redemption value of the non-controlling interest	-	-		-		(1,137)	-	-	-	(1,137)
Cashless exercise of options and RSUs	17,387	(*	)	(*	)	-	-	-	-	-
Balance as of December 31, 2017	34,338,960	371		151,880		356,391	683		(39,430)	469,895
								-
Other comprehensive loss	-	-		-		-	(3,860)	-	-	(3,860)
Net income	-	-		-		24,405	-	-	-	24,405
Equity-based compensation expense related to employees (2)	-	-		1,713		-	-	-	-	1,713
Adjustment to redemption value of the non-controlling interest	-	-		-		203	-	-	-	203
Capital fund related to non-controlling interest	-	-		-		-	-	(5,587)	-	(5,587)
Dividend paid	-	-		-		(20,268)	-	-	-	(20,268)
Cashless exercise of options and RSUs	24,251	(*	)	(*	)	-	-	-	-	-
Balance as of December 31, 2018	34,363,211	$371		$153,593		$360,731	$(3,177)	$(5,587)	$(39,430)	$466,501
								-
Other comprehensive loss	-	-		-		-	(111)	-	-	(111)
Net income	-	-		-		12,862	-	-	-	12,862
Equity-based compensation expense related to employees (2)	-	-		3,632		-	-	-	-	3,632
Dividend paid	-	-		-		(5,160)	-	-	-	(5,160)
Cashless exercise of options and RSUs	34,565	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2019	34,397,776	$371		$157,225		$368,433	$(3,288)	$(5,587)	$(39,430)	$477,724

(1)	Accumulated other comprehensive income (loss), net, comprised of foreign currency translation and hedging transactions.
(2)	See also Note 12.
(*)        Less than $1.

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:

Net income	$12,862	$24,568	$27,558

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	28,587	28,591	29,926
Share-based compensation expense	3,632	1,684	5,277
Accrued severance pay, net	(246)	(543)	788
Changes in deferred tax, net	(1,509)	(3,064)	(6,376)
Capital loss (gain) from sale of property, plant and equipment	326	225	(7)
Increase in trade receivables	(5,032)	(2,637)	(7,573)
Decrease (increase) in other accounts receivable and prepaid expenses	(6,346)	7,673	(5,436)
Decrease (increase) in inventories	35,303	(30,607)	(27,833)
Increase (decrease) in trade payables	(6,663)	(16,223)	13,853
Increase in warranty provision	69	367	234
Legal settlements and loss contingencies, net	12,359	9,765	25,951
Changes in right of use assets	1,319	-	-
Changes in lease liabilities	2,602	-	-
Increase (decrease) in accrued expenses and other liabilities including related party	5,786	(5,107)	4,655

Net cash provided by operating activities	83,049	14,692	61,017

Cash flows from investing activities:

Purchase of property, plant and equipment	(23,590)	(20,962)	(22,675)
Proceeds from sale of property, plant and equipment	66	28	11
Increase in long-term deposits	(63)	(219)	(102)

Net cash used in investing activities	(23,587)	(21,153)	(22,766)

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from financing activities:

Dividend paid	$(5,160)	$(20,268)	$-
Dividend paid by subsidiary to non-controlling interest (*)	-	(978)	-
Short-term bank credit and loans, net	(7,771)	4,171	(5,095)
Call option exercised related to non-controlling interest	-	(20,119)	-
Repayment of a financing leaseback	(1,196)	(1,169)	(1,172)

Net cash used in financing activities	(14,127)	(38,363)	(6,267)

Effect of exchange rate differences on cash and cash equivalents	475	(321)	453

Increase (decrease) in cash and cash equivalents	45,810	(45,145)	32,437
Cash and cash equivalents at beginning of year	93,562	138,707	106,270

Cash and cash equivalents at end of year	$139,372	$93,562	$138,707

Cash received (paid) during the year for:

Interest paid	$-	$(361)	$(259)

Interest received	$976	$1,455	$1,006

Tax paid	$(10,155)	$(13,906)	$(23,448)

Non cash activity during the year for:

Changes in trade payables balances related to purchase of property, plant and equipment	$(3,235)	$2,688	$(1,552)

Operating lease liabilities and right-of-use assets	$73,366	$-	$-

(*) In 2018, dividend payment made by Company’s subsidiary Caesarstone Canada Inc. and reflects the amount paid to the non-controlling interest holders.

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-      GENERAL

a.	General:

Caesarstone Ltd. (formerly Caesarstone Sdot-Yam Ltd.), incorporated under the laws of the State of Israel, was founded in 1987.

Caesarstone Ltd. and its subsidiaries (collectively, the "Company" or "Caesarstone") develop, manufacture and market, high quality engineered quartz surfaces sold under the Company's premium Caesarstone brand. The Company's products are sold in approximately 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling markets and in the new buildings construction market. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

The Company has subsidiaries in Australia, Singapore, Canada, United Kingdom and the United States which are engaged in the marketing and selling of the Company's products in different geographic areas.

The Company manufacture its pruducts in three manufacturing facilities located in Kibbutz Sdot-Yam in central Israel, Bar-Lev Industrial Park in northern Israel and Richmond-Hill, Georgia in the U.S. which operates under the Company’s subsidiary in the United States, Caesarstone Technologies USA, Inc..

b.	Major suppliers:

In 2019, the Company acquired approximately 61% of its quartz consumption from Turkey, of which approximately 50% was supplied by Mikroman Madencilik San ve TIC.LTD.STI ("Mikroman"), constituting approximately 30% of Company's total quartz, and approximately 31% was supplied by Polat Maden Sanayi ve Ticaret A.Ş. (“Polat”), constituting approximately 19% of Company’s total quartz. If Mikroman or Polat cease supplying the Company with quartz or if the Company's supply of quartz generally from Turkey is adversely impacted, the Company's other suppliers may be unable to meet the Company's quartz requirements. In that case, the Company would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of the Company's products. As a result, the Company may experience a delay in manufacturing, which could materially and adversely impact the Company's results of operations.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL (Cont.)

c.	Caesarstone Canada, Inc.:

In connection with the formation of Caesarstone Canada Inc. in 2010 with the Company’s former distributor, Canadian Quartz Holdings Inc. (“Ciot”), the Company granted Ciot a put option and Ciot granted the Company a call option for its interest, each exercisable any time between July 1, 2012 and July 1, 2023 based on a mechanism as set forth in the agreement between the parties. In December 2018, the Company exercised its call option and purchased Ciot’s 45% ownership interest in Caesarstone Canada for the purchase price of $20,119 (CAD $27,300) and increased its ownership interest to 100%. The Company recorded the purchase price against the non-controlling interest balance and the access of the amounts paid over the non-controlling balance to a capital fund in its shareholders’ equity (see also Note 2w).

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

Accordingly, monetary accounts maintained in currencies other than the USD are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters" (“ASC 830”). All transaction gains and losses resulting from the re-measurement of monetary balance sheet items denominated in non-USD currencies are reflected in the statements of operations as financial income or expenses as appropriate.

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

As of December 31, 2018 the unrealized loss recorded in accumulated other comprehensive income (loss), net of tax from the Company's currency forward NIS transactions was $497. At December 31, 2018, the notional amounts of foreign exchange forward contracts which the Company entered into was $79,544. As of December 31, 2019 and 2017 the Company did not have any outstanding forward NIS transactions.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

 f.        Derivatives (Cont.):

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and options contracts to limit its exposure to foreign currencies. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2019 and 2018, the notional amount of foreign exchange forward and option contracts into which the Company entered was $36,608 and $8,267, respectively. The foreign exchange forward and options contracts will expire at various times through December, 2020.

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance Sheet	Fair Value of Derivative Instruments
		Year ended December 31,
		2019	2018

Derivative Assets:

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	$62	$154

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other accounts receivable and prepaid expenses	$-	$123

Total		$62	$277

Derivative Liabilities

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Accrued expenses and other liabilities	$(425)	$(54)

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Accrued expenses and other liabilities	$-	$(620)

Total		$(425)	$(674)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

 f.        Derivatives (Cont.):

	Gain (loss) Recognized in Other Comprehensive Income (loss), net		Gain (loss) Recognized in Statements of Income
	Year ended December 31,		Statements of Income	Year ended December 31,
	2019	2018	Item	2019	2018

Derivatives designated as hedging instruments :
Foreign exchange forward contract	$497	$(497)	Cost of revenues and Operating expenses	$1,716	$(1,592)

Derivatives not designated as hedging instruments:
Foreign exchange forward and options contracts	-	-	Financial expenses, net	2,121	(2,353)

Total	$497	$(497)		$3,837	$(3,945)

g.	Inventories:

Inventories are stated at the lower of cost and net realizable value. The Company periodically evaluates the quantities on hand relative to historical and projected sales volumes, aging, current and historical selling prices and contractual obligations to maintain certain levels of  raw material quantities. Based on these evaluations, inventory provision is provided to cover risks arising from slow-moving items, discontinued products, excess inventories, net realizable value lower than cost and adjusted revenue forecasts.

Cost is determined as follows:

Raw Materials - cost is determined on a standard cost basis which approximates actual costs on a weighted average basis.

Work-in progress and finished products - are based on standard cost (which approximates actual cost on a weighted average basis) which includes raw materials cost, labor and manufacturing overhead.

Finished goods are stated at the lower of cost and net realizable value.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories (Cont.):

The following table provides the details of the change in the Company's provision for inventory write-downs:

	December 31,
	2019	2018

Inventory provision, beginning of year	$15,551	$11,363
Increase in inventory provision	9,983	14,968
Write off	(7,308)	(10,780)

Inventory provision, end of year	$18,226	$15,551

h.	Property, plant and equipment, net:

1.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

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

3.	Depreciation is calculated using the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Machinery and manufacturing equipment	4-33 (mainly 10)
Office equipment and furniture	7-33 (mainly 7)
Motor vehicles	10-30 (mainly 20)
Buildings	4-5
Prepaid expenses related to operating lease	1
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Leases:

The Company determines if an arrangement is a lease at inception and recognize in accordance with ASC 842 “Leases”. Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities and operating lease liabilities in the Company’s consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

The Company uses incremental borrowing rates based on the Company's implied credit rating which was based on Moody's Investors Service Rating Methodology for the Building Materials Industry (such credit rating was notched up due to collateralization) at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives, if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

j.	Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets, tangible and finite-lived intangible assets (other than goodwill), are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment" ("ASC 360") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses were identified during any period presented.  In addition to the recoverability assessment, the Company routinely reviews the remaining estimated useful lives of property and equipment and finite-lived intangible assets. If the Company reduces the estimated useful life assumption for any asset, the remaining unamortized balance would be amortized or depreciated over the revised estimated useful life.

k.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition. Under ASC 350, "Intangibles-Goodwill and Other" ("ASC 350") goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill (Cont.):

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

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently, if impairment indicators are present. The Company operates in one operating segment. The Company concluded that all of the Company's subsidiaries (components) should be aggregated and deemed as a single reporting unit for the purpose of performing the goodwill impairment test in accordance with ASC 350-20-35-35, since they have similar economic characteristics.

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

The following table provides the details of the change in the Company's warranty accrual:

	2019	2018

January 1,	$2,820	$2,594
Charged to costs and expenses relating to new sales	1,879	1,963
Costs of product warranty claims	(1,734)	(1,642)
Foreign currency translation adjustments	(49)	(95)

December 31,	$2,916	$2,820

m.	Revenue recognition:

Revenues are recognized in accordance with ASC 606, revenue from contracts with customers when control of the promised goods or services is transferred to the customers, in an amount that the Company expects in exchange for those goods or services.

The Company applies the following five steps in accordance to ASC 606: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.       Revenue recognition (Cont.):

(1)	Identify the contract with a customer –

A contract is an agreement between two or more parties that creates enforceable rights and obligations. In evaluating the contract, the Company analyzes the customer’s intent and ability to pay the amount of promised consideration (credit risk) and considers the probability of collecting substantially all of the consideration.

The Company determines whether collectability is reasonably assured on a customer-by-customer basis pursuant to various criteria including Company’s historical experience, credit insurance and other inputs.

(2)	Identify the performance obligations in the contract –

At a contract’s inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations.

The main performance obligations is a delivery of the Company’s products.

(3)	Determine the transaction price –

The Company’s products that are sold through agreements with distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers all the distributors to be end-consumers.

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

(4)	Allocate the transaction price to the performance obligations in the contract –

The majority of the Company’s revenues are sales of goods, therefore there is one main performance obligation that absorbs the transaction price.

(5)	Recognize revenue when a performance obligation is satisfied –

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer.

Control transfers at a point in time, which affects when revenue is recorded.

The majority of Company’s revenues deriving from sales of products which are recognized when control is transferred based on the agreed International Commercial terms, or “INCOTERMS”.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Research and development costs:

Research and development costs are charged to the statement of income as incurred.

o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes" (“ASC 740”). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

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

p.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2019, 2018 and 2017 were $16,233, $20,848 and $28,047, respectively.

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

No customer represented 10% or more of the Company’s total accounts receivables, net as of  December 31, 2019 and 2018.

The following table provides the detail of the change in the Company's allowance for doubtful accounts:

	2019	2018

January 1,	$1,247	$1,179
Charges to expenses	2,100	530
Write offs	(864)	(426)
Foreign currency translation adjustments	14	(36)

December 31,	$2,497	$1,247

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2019, 2018 and 2017 amounted to approximately $2,189, $2,048 and $1,813, respectively.

s.	Fair value of financial instruments:

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

The following table presents the Company's assets and (liabilities) measured at fair value on a recurring basis at December 31, 2019 and 2018:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivative assets	$-	$62	$-	$62
Foreign currencies derivative liabilities	$-	$(425)	$-	$(425)

Total	$-	$(363)	$-	$(363)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivative assets	$-	$277	$-	$277
Foreign currencies derivative liabilities	$-	$(674)	$-	$(674)

Total	$-	$(397)	$-	$(397)

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

t.	Basic and diluted net income per share:

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

Diluted net income per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. For the years ended December 31, 2019, 2018 and 2017 there were 1,244,500, 1,272,781 and 1,060,000 outstanding stock options, respectively, that were excluded from the computation of Diluted EPS, that would have had an anti dilutive effect if included.

u.	Comprehensive income and accumulated other comprehensive income (loss):

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

The total accumulated other comprehensive income ("AOCI"), net of tax was comprised as follows:

	December 31,
	2019	2018

Accumulated losses on derivative instruments	$-	$(497)
Accumulated foreign currency translation differences	(3,288)	(2,680)

Total accumulated other comprehensive income loss, net	$(3,288)	$(3,177)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

 u.       Comprehensive income and accumulated other comprehensive income (loss) (Cont.):

The following table summarizes the changes in AOCI, net of taxes for the year ended:

	Unrealized gains (losses) on derivative instruments	Accumulated foreign currency translation differences	Total

Balance at December 31, 2017	$-	$683	$683
Other comprehensive loss before reclassifications	(2,089)	(3,363)	(5,452)
Amounts reclassified from AOCI	1,592	-	1,592

Net current period OCI	(497)	(3,363)	(3,860)

Balance at December 31, 2018	$(497)	$(2,680)	$(3,177)

Other comprehensive income (loss) before reclassifications	2,213	(608)	1,605
Amounts reclassified from AOCI	(1,716)	-	(1,716)

Net current period OCI	497	(608)	(111)

Balance at December 31, 2019	$-	$(3,288)	$(3,288)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

 u.       Comprehensive income and accumulated other comprehensive income (loss) (Cont.):

The following table shows the amounts reclassified from AOCI into the Consolidated Statements of Income, and the associated financial statement line item, for 2019 and 2018:

	December 31,
	2019	2018
Affected line item in the consolidated statements of income

Cost of revenues	$1,328	$(1,246)
Research and development	40	(37)
Marketing and selling	161	(140)
General and administrative	187	(169)

Total (loss) gain	$1,716	$(1,592)

v.	Accounting for stock-based compensation:

Equity share based payment:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

The Company accounts for employees and directors’ share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period. The Company elected to recognize compensation expense for an award that has a graded vesting schedule using the accelerated method and the Company’s  accounting policy is to account for forfeitures as they occur.

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

In 2019 and 2018, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,
	2019	2018

Dividend yield	0-3%	0-3%
Expected volatility	47.4%	45.4%
Risk-free interest rate	1.9%	2.9%
Expected life (in years)	4.3	5.76

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

For the vast majority of the options granted in 2019, the dividend yield is zero, due to adjustment mechanism with respect to the exercise price upon payment of a dividend. For those options granted without adjustment mechanism, the dividend yield applied is 3%.

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

On December 27, 2018, the Company acquired the remaining 45% ownership interest in its Canadian subsidiary for a purchase price of approximately $20,119 (see also Note 1c).

The following table provides a reconciliation of the redeemable non-controlling interest:

	December 31,
	2019	2018	2017

Beginning of the year	$-	$16,481	$12,939
Net income attributable to non-controlling interest	-	163	1,356
Dividend paid (*)	-	(978)	-
Adjustment to redemption value	-	(203)	1,137
Foreign currency translation adjustments	-	(931)	1,049
Adjustment to Call option value (**)	-	5,587	-
Call option exercise (**)	-	(20,119)	-

Redeemable non-controlling interest - end of the year	$-	$-	$16,481

(*) In 2018 dividend payment was made by Company’s subsidiary Caesarstone Canada Inc. and reflects the amount paid to the non-controlling interest holders.
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

Recently issued and not yet adopted accounting standards:

1.
In June 2016, the FASB issued ASU 2016-13 “Financial Instruments – Credit Losses on Financial Instruments” amending how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance requires the application of a current expected credit loss model which is a new impairment model based on expected losses. Under this model, an entity recognizes an allowance for expected credit losses based on historical experience, current conditions and forecasted information rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. This ASU is effective for interim and annual reporting periods beginning after December 15, 2019 with early adoption permitted for annual reporting periods beginning after December 15, 2018. The Company does not expect that this new guidance will have a material impact on the Company's consolidated financial statements.

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

Recently issued and adopted accounting standards:

1.
In February 2016, the FASB issued a new standard (Topic 842) related to leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP (“ASC 840”). Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is required to recognize and measure leases existing at, or entered into after, the beginning of 2019 fiscal year using a prospective approach, with a package of practical expedients available.

In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The Company elected to adopt the standard effective January 1, 2019, and to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment, if any. The Company also elected the available practical expedients on adoption. In preparation for the adoption the Company has implemented internal controls and key system functionalities to enable the preparation of financial information.The standard had a material impact on the Company’s consolidated balance sheets, but did not have a material impact on the consolidated income statements. The most significant impact was the recognition of ROU assets and lease liabilities for operating, while accounting for capital leases remains substantially unchanged (see also note 9).

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

 y.       Impact of recently issued accounting standards (Cont.):

Recently issued and adopted accounting standards (Cont.):

2.
In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815), which targeted improvements to accounting for hedging activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company adopted the new standard effective January 1, 2019. The adoption of this standard did not have a material impact on the consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2018

Prepaid expenses	$3,876	$2,514
Government authorities	15,850	14,988
Advances to suppliers	4,315	1,329
Derivatives	62	277
Other receivables (see also Note 10)	9,963	6,387

	$34,066	$25,495

NOTE 4:-	INVENTORIES

	December 31,
	2019	2018

Raw materials	$21,410	$27,921
Work-in-progress	1,726	1,041
Finished goods	99,550	129,530

	$122,686	$158,492

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:
Machinery and manufacturing equipment, net (1)	$276,222	$263,677
Office equipment and furniture	21,933	19,565
Motor vehicles	2,263	1,659
Buildings and leasehold improvements	119,552	115,450
Prepaid expenses related to operating lease (2)	939	939

	420,909	401,290

Accumulated depreciation:
Machinery and manufacturing equipment, net	$159,351	$139,347
Office equipment and furniture	16,087	14,368
Motor vehicles	1,356	1,203
Buildings and leasehold improvements	39,205	32,909
Prepaid expenses related to operating lease	134	125

	216,133	187,952

Depreciated cost	$204,776	$213,338

(1)	Presented net of investment grants received in the total amount of $7,833.
(2)
Until 2012, the Company leased land from the Israel Lands Administration ("ILA") for its Bar-Lev manufacturing facility. The lease term started on February 6, 2005. The lease is for an initial non-cancellable term of 49 years, with a renewal option of an additional 49 years. The Company analyzed the conditions set forth in ASC 840-10 and classified the land as an operating lease (since the land is not transferred to the Company at the end of the lease nor is there any option to buy the land from the ILA at any point) (upon implementing ASC 842, the Company elected the package of practical expedients under the transition guidance, which allowed the Company to carryforward the historical lease classification). All payments on account of the initial term were paid in advance (based on discounted values) at the beginning of the lease, and included in the minimum lease payments to be amortized. The prepaid expenses are amortized through the term of the lease, based on the straight-line method (including the bargain renewal option term). See also Note 13d.

During 2017, the Company recorded a reduction of approximately $2,321 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use and during 2019 the Company recorded an amortization in the amount of approximately $1,200 of machinery and equipment with no future alternative use.

Depreciation expense were $28,587, $26,350 and $27,621 for the years ended December 31, 2019, 2018 and 2017, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-      GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018 are as follows:

Balance as of December 31, 2017	$37,029

Foreign currency translation adjustments	(1,746)

Balance as of December 31, 2018	$35,283

Foreign currency translation adjustments	(65)

Balance as of December 31, 2019	$35,218

NOTE 7:-	SHORT-TERM BANK CREDIT

a.	Short-term bank credit and loans are classified as follows:

		Weighted average interest
	Currency	December 31,		December 31,
		2019	2018	2019	2018
		%

Short-term bank credit	CAD	0.6	4.20	$-	$7,567

b.
As of  December 31, 2019 and 2018, the Company had short-term and revolving credit lines of approximately $207 and $13,406 (out of which $0 and  $7,567 respectively were utilized as presented in the table above), respectively, from Israeli and Canadian banks. The Company's current credit lines, if not extended, will expire in December 2020 in the Israeli banks.

NOTE 8:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2019	2018

Employees and payroll accruals	$15,690	$16,093
Accrued expenses	5,871	6,140
Advances from customers	377	666
Taxes payable	6,753	6,279
Warranty provision	1,531	1,553
Derivatives	425	674
Sales return provision	797	462
Operating lease liability short-term	11,330	-
Other	8	6

	$42,782	$31,873

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	LEASES

a.
As of December 31, 2019, the Company had operating lease agreements for facilities and vehicles in the United States, Canada, Australia, United Kingdom, Israel and Singapore, Our leases have remaining lease terms of one year to 13 years, some of which include options to extend the leases for up to five years. Such options are included in the lease term when it is reasonably certain that the option will be exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet, the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes.  The Company uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

b.	The following table summarizes the Company’s lease-related assets and liabilities recorded on the condensed consolidated balance sheet:

	Classification	December 31, 2019

Assets
Operating lease assets	Operating lease right-of-use assets	$72,047
Total lease assets		$72,047

Liabilites
Current lease liabilities	Accrued expenses and other liabilities	$11,330
Long-term lease liabilities	Long-term lease liabilities	64,638
Total lease liabilities		$75,968

Lease Term and Discount Rate
Weighted-average remaining lease term — operating leases		9.21 years
Weighted-average discount rate — operating leases		3.51%

c.	The components of operating lease cost for the year ended December 31, 2019 were as follows:

December 31, 2019
Operating lease cost:
Operating lease expense	$14,540
Variable lease expense	2,774
Short-term lease expense	2,787
Sublease income	(673)
Total operating lease cost	$19,428

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	LEASES (Cont.)

d.	The maturity of the Company’s operating lease liabilities as of December 31, 2019 are as follows:

December 31, 2019
2020	$14,511
2021	13,162
2022	10,832
2023	8,336
2024	7,356
2025 and thereafter	40,883
Total future lease payments (1,2)	$95,080
Less imputed interest	(19,112)
Total	$75,968

(1)	Total lease payments have not been reduced by sublease rental payments of approximately $2,100 due in the future under non-cancelable subleases.
(2)
As of December 31, 2019, the Company has additional operating lease payments, that have not yet commenced of approximately $6,400. These operating leases will commence during 2020 with lease terms of 7 to 11 years.

e.	For additional information regarding lease transactions between related parties, refer to Note 13.

f.	The following table presents supplemental cash flow information related to the lease costs for operating leases:

December 31, 2019
Cash paid for amounts included in measurement of lease liabilities
Operating cash flows for operating leases	$14,432
ROU Assets Obtained in Exchange for Lease Obligations
Operating leases	$82,185

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

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

In July 2019, the Company appealed the award and in August 2019 hearings were held. In November 2019, the appeal panel delivered its award on the merits (the quantum is still to be decided), partially accepting the appeal and imposing 80% of the cost of arbitration and appeal on the Company. It is anticipated that the second phase of the arbitration on quantum may only be finalized in 2020, with the possibility of an appeal.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

The Company, also based on its legal advisors, believes it has provided an adequate reserve for this claim.

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

Silicosis and other bodily Injury Claims

As of December 31, 2019, the Company is subject to 156 pending bodily injury claims (out of which 155 are individual claims and NII subrogation or related future probable claims, and one claim with a motion to be recognized as a class action) that have been submitted in Israel since 2008 against the Company directly, or that have named the Company as third-party defendant by fabricators or their employees in Israel, by the injured's successors, by the NII or by others (see also table below). In addition 20 claims are pending in Australia against the Company and other defendants.

As of December 31, 2019, the Company has 10 pending pre-litigation demand letters on behalf of certain fabricators in Israel.

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

On January 4, 2018, the Company and the plaintiff submitted to the Israeli District Court a settlement agreement. If the settlement agreement is approved by the Court, the claim will be dismissed and the Company will make payments on a one time basis, without any admission of liability, in an aggregate amount of approximately NIS 9.0 million (approximately $2,600) to fund certain safety related expenses at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses. As of December 31, 2019, the settlement agreement remains subject to the approval of the Court. The Israeli State Attorney General had notified the Court of its objection to the proposed settlement.  The Company expects the Court will give its ruling regarding the Israeli State Attorney General objection in during 2020.

In November 2015, the Company entered into agreements with the State of Israel and with its main distributors in Israel, respectively, with the consent of its insurance carriers, under which agreed with the State and each of the main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period (NII claims are excluded from the agreement with the State) and on the apportionments of the damages between the Company, the State, and the distributors, if found, in such claims. On March 5, 2018, the Company signed an extension to the previous agreement entered into with the State in November 2015. During January 2020, the State of Israel approved an additional extension to this agreement.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Bodily injury claims related to exposure to silica dust (Cont.):

Silicosis and other bodily Injury Claims (Cont.):

The Company updated its provision in 2019 and 2018 and 2017 to reflect the outstanding claims in the below table, and provided a provision for related NII unasserted claims, taking into consideration new claims filed, settlements reached and other new information available.

In order to reasonably estimate the losses for  bodily injury claims reflected in the table below, the Company performed a case-by-case analysis with its legal advisors of the relevant facts that were reasonably available to it, related to the claims filed, including, among other things, the specific known or estimated health condition of the claimants, their ages, salaries, related probable future subrogation claims from the NII, and other factors that might have an impact on the final outcome of such claims. The Company will continue to regularly monitor changes in facts for each  claim and will update its best estimate if required (as of December 31, 2019 the Company could not estimate probability or exposure related to the outstanding claims in Australia since it is at an early stage). Accordingly, the reserve for the bodily injury claims (including the above mentioned class action in Israel) as of December 31, 2019 and 2018 totaled to $39,172 and $33,930 respectively, of which $17,667 and $7,841 is reported in short term legal settlements and loss contingencies and $21,505 and $26,089 is reported in long-term liabilities. The Company can not estimate the number of claimants that may file claims in the future or the nature of their claims in order to conclude probability or the range of loss. The Company currently does not expect to incur additional material losses with respect to the outstanding bodily injury claims, that might have a material impact on its financial position, results of operations and cash flows.

A summary of bodily injury claims activity follows:

	2019	2018	2017
Outstanding claims, January 1	131	105	87
New claims	45	54	34
Settled and dismissed claims	(20)	(28)	(16)
Outstanding claims, December 31 (*), (**)	156	131	105

(*)	Not including the legal proceedings in Australia.
(**)	In 2019, representing 132 injured persons.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

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

The available limits of these policies as it relates to the claims reflected in the table above, exceed the recorded insurance receivable balance. Commencing April 2014, the Company’s Israeli insurance policies have significant per claim deductibles. Commencing April 2015, the first layer of insurance in Israel, of $5,000 was not renewed.  Since that time, the Company’s insurance covers claims in Israel in excess of $5,000 (commencing October 2017 in excess of $6,000 and Commencing April 2019 in excess of $10,000 per annum) up to an amount of $35,000 per claim or per period. Those policies include a significant deductible per claim and cover only illnesses diagnosed after February 2010.

The Company records insurance receivables for the amounts that are covered by insurance. During 2019 and 2018, as in prior years, the Company's insurance carriers made payments to all settled product liability claims that were under the policies. The Company paid the deductible amounts for the settled claims per policy.

The Company’s subsidiaries have regional product liability insurance policies. In Australia there is a coverage of up to $50 million and in the U.S. and Canada, each has coverage of up to $20 million per claim or per year, each in its relevant local currency, subject to certain terms and limitations, with relatively low deductibles.

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

As of December 31, 2019 and 2018, the insurance receivable totaled to $9,517 and $9,564 respectively, of which $6,340 and $4,129 is reported in the other accounts receivable and prepaid expenses and $3,176 and $5,435 is in other long-term receivables.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Legal proceedings and contingencies (Cont.):

Bodily injury claims related to exposure to silica dust (Cont.):

Silicosis and other bodily Injury Claims (Cont.):

In 2019 and 2018, the legal settlements and loss contingencies expenses related to the bodily injury claims related to exposure to silica dust totaled to $7,258 and $6,996, respectively, which reflects the deductible amounts for claims covered by insurance policies, claims not covered and the impact of settlements including the related legal costs.

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

The Company's significant contractual obligations and commitments as of December 31, 2019 are for purchase obligations to certain suppliers and amounted to $28,024 for the fiscal year 2020.

c.	Pledges and guarantees:

1.
As of December 31, 2019, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $2,337 related to facilities, vehicle leases and other miscellaneous guarantees.

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

The corporate tax rate in Israel was 23% in 2019 and 2018, and 24% in 2017.

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

Under the Foreign Exchange Regulations, Caesarstone Ltd. calculates its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into New Israeli Shekels according to the exchange rate as of December 31st of each year.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

a.	Israeli taxation (Cont.):

4.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (Cont.):

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

a.	Israeli taxation (Cont.):

4.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (Cont.):

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

Of the Company's retained earnings as of December 31, 2019, approximately $22,387 is tax-exempt earnings attributable to its Approved Enterprise programs and $17,494 is tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 23% as of December 31, 2019). Under the Encouragement Law, tax-exempt income generated under the Beneficiary Enterprise status or the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law. The Company's policy is not to distribute such dividends from tax-exempt income derived from Approved/Beneficiary Enterprises (see also Note 12c).

As of December 31, 2019, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $5,149. If income attributed to the Beneficiary Enterprise would have been distributed as a dividend, including upon liquidation, the Company would have incurred a tax liability of approximately $4,024. These amounts would be recorded as an income tax expense in the period in which the Company decides to declare the dividend.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

a.	Non-Israeli subsidiaries taxation:

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.
Statutory tax rates for Non-Israeli subsidiaries are as follows:
Company incorporated in United States – 26.1% tax rate (federal and state).
Company incorporated in Australia - 30% tax rate.
Company incorporated in Singapore - 17% tax rate.
Company incorporated in Canada – 26.6% tax rate (federal and state).
Company incorporated in England – 19% tax rate.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company's foreign subsidiaries (excluding the Company's subsidiary in Canada). For 2019 and 2018 the Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act of 2017 (“TCJA”) into law. The TCJA includes numerous changes to existing tax law, including a permanent reduction in the federal corporate income tax rate from 35% to 21%. The rate reduction takes effect on January 1, 2018. The Company recognized a net tax benefit of $1,026 associated with enactment of the TCJA in Income tax expense in its Consolidated Statements of Income of 2017, due to a re-measurement of deferred tax assets and liabilities.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2019	2018
Deferred tax assets :
Goodwill and Intangible assets	$358	$383
Other temporary differences (1)	8,664	7,400
Temporary differences related to inventory (2)	6,962	7,667
Carryforward losses, deductions and credits (3)	265	201
Less-valuation allowance	(219)	(167)

Total deferred tax assets	16,030	15,484

Deferred tax liabilities:
Property and equipment	(8,149)	(9,112)

Total deferred tax liabilities	(8,149)	(9,112)

Deferred tax assets, net	$7,881	$6,372

(1)	Deriving mainly from provision for labor related and warranty provision. The increase mainly related to provision for loss contingencies
(2)	Deriving mainly from the provision for slow moving inventory and IRS section 263(a).
(3)	Certain subsidiaries have tax loss carry-forwards totaling approximately $3,443 which can be carried forward and offset against taxable income, these carry-forward tax losses have no expiration date.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

d.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2019	2018	2017

Income before taxes on income	$19,105	$29,128	$34,960

Statutory tax rate in Israel	23%	23%	24%

Income taxes at statutory rate	$4,394	$6,699	$8,390

Increase (decrease) in tax expenses resulting from:
Tax benefit arising from reduced rate as an "Preferred Enterprise"	(2,646)	(2,527)	(4,832)
Non-deductible expenses, net	2,025	701	1,604
Adjustment for change in tax law	-	-	(1,026)
Increase (decrease) in taxes from prior years	707	(670)	(104)
Tax adjustment in respect of foreign subsidiaries' different tax rates	936	(362)	1,593
Uncertain tax position	1,037	482	1,453
Changes in valuation allowance	(52)	93	502
Others	(158)	144	(178)

Income tax expense	$6,243	$4,560	$7,402

Effective tax rate	33%	16%	21%

Per share amounts (basic and diluted) of the tax benefit resulting from an "Preferred Enterprise"	$(0.08)	$(0.07)	$(0.14)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

e.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$5,329	$18,424	$24,451
Foreign	13,776	10,704	10,509

	$19,105	$29,128	$34,960

f.	Tax expenses on income are comprised as follows:

	Year ended December 31,
	2019	2018	2017

Current taxes	$7,752	$7,624	$13,778
Deferred taxes	(1,509)	(3,064)	(6,376)

	$6,243	$4,560	$7,402

Domestic	$2,874	$2,726	$3,838
Foreign	3,369	1,834	3,564

	$6,243	$4,560	$7,402

g.	Tax assessments:

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2019:

Israel 2015-present (*)
Australia 2015-present
Canada 2015-present
United States 2016-present
Singapore 2015-present
England 2016-present

(*) Caesarstone Ltd 2015-2017 corporate tax filings are currently under examination.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

The balances at December 31, 2019 and 2018 include a liability for unrecognized tax benefits of  $4,913 and $3,876, respectively, for tax positions which are uncertain of being sustained.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2017	$1,284

Increase in tax positions for current year	1,201
Increase of tax position of prior years	252

Gross tax liabilities at December 31, 2017	2,737

Increase in tax positions for current year	482
Increase in tax position of prior years	657

Gross tax liabilities at December 31, 2018	3,876

Increase in tax positions for current year	1,037

Gross tax liabilities at December 31, 2019	$4,913

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2019 and 2018:

	Authorized December 31,		Outstanding December 31,
	2019	2018	2019	2018

Shares of NIS 0.04 par value:

Ordinary shares	200,000,000	200,000,000	34,397,776	34,363,211

b.	Ordinary shares:

Ordinary shares confer on their holders voting rights and the right to receive dividends.

c.	Dividends:

In February 2018, the Company adopted a dividend policy pursuant to which it intends to pay a quarterly cash dividend in the range of $0.10-$0.15 per share up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to approval by its board of directors.

The Company paid a total amount of $5,160 and $20,268 in 2019 and 2018, respectively, of dividend out of its non-tax exempt profit under the beneficiary enterprise.

In February 2020 the Company revised its dividend policy so that cash dividend will be distributed up to 50% of the year to date reported net income attributable to controlling interest less any amounts already paid as dividend for the respective period, provided that such calculated dividend is not less than $0.10. Any dividend payment is subject to approval by the Company’s board of directors.

d.	Repurchase of shares:

On February 9, 2016, the Company’s Board of Directors approved a share repurchase plan authorizing the repurchase of up to $40,000 of the Company’s outstanding ordinary shares which was complete on August 3, 2016. Following the authorization, the Company repurchased 1,103,096 ordinary shares at an average price of $35.74 per share (excluding broker and transaction fees). The Company recorded shares repurchased at cost as part of its equity statement. During 2019 the Israeli tax authorities examined Company’s withholding tax filings and asserted that the Company’s buyback should be defined as dividend payment and as such is subject to 20% withholding tax. The Company denied such claim and during January 2020 the tax authorities issued a request for payment of approximately $11 million (approximately NIS 38 million) plus interest and fines. The Company submitted its response and intends to vigorously defend its position that the share repurchase should not be defined as dividend. The Company believes that the loss probability in this case is remote.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Compensation plan:

On January 1, 2011, the Board of Directors adopted the Caesarstone Ltd 2011 Incentive Compensation Plan (the “Plan”) pursuant to which non-employee directors, officers, employees and consultants may receive stock options and RSUs exercisable for ordinary shares, if certain conditions are met. Under the plan the Company can grant up to 3,275,000 ordinary shares.

As of December 31, 2019, there were 1,531,536 options and restricted stock units (RSUs) outstanding under the Plan and 601,593 shares available or reserved for future issuance under the plan.

As of December 31, 2019, there was $5,180 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over a weighted-average period of 1.1 years.

The following is a summary of activities relating to the Company’s stock options granted to employees under the Company’s plan during the year ended December 31, 2019:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	1,501,335	$25.53
Granted	524,000	14.73
Exercised	(9,250)	12.80
Forfeited	(605,335)	31.63
Outstanding - end of the year	1,410,750	$19.16	$776
Options exercisable at the end of the year	378,000	26.11	$98
Vested and expected to vest	1,410,750	19.16	$776

The weighted average fair value of options granted during 2019, 2018 and 2017 was $6.2, $7.2 and $14.9 per option. The weighted average fair value of options vested during 2019, 2018 and 2017 was $14.18, $12.95 and $11.87 per option. The intrinsic value of options exercised during 2019, 2018 and 2017 was $35, $0 and $122.

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal year 2019 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2019. This amount changes based on the fair market value of the Company’s ordinary shares.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Compensation plan (Cont.):

The following is a summary of activities relating to the Company’s RSUs granted to employees under the Plan during the year ended December 31, 2019:

	Number of RSUs	Weighted average fair value	Aggregate intrinsic value

Outstanding - beginning of the year	120,200	$20.20
Granted	58,575	15.03
Exercised	(26,614)	21.23
Forfeited	(31,375)	22.93
Outstanding - end of the year	120,786	$16.90	$1,837
RSUs exercisable at the end of the year	-	$-	$-
Vested and expected to vest	120,786	$16.90	$1,837

The awards outstanding as of December 31, 2019 have been separated into ranges of exercise price, as follows:

	Awards outstanding			Awards exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$0.01 (RSUs)	120,786	5.88	$0.01	-	-	-
$12.7-14.5	501,500	6.03	$13.66	43,125	5.43	12.93
$15.3-17.7	523,500	6.17	$15.74	83,500	5.88	15.71
$20.2-30.0	188,750	4.64	$27.15	104,875	4.58	27.77
$30.1-42.2	197,000	2.97	$33.99	146,500	2.95	34.73
	1,531,536			378,000

Compensation expenses related to options and RSUs granted were recorded in the consolidated statements of operations, as follows:

	December 31,
	2019	2018

Cost of revenues	$284	$163
Research and development expenses	173	123
Marketing and selling expenses	315	740
General and administrative expenses	2,860	687

Total	$3,632	$1,713

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN

The Company's controlling shareholder, Kibbutz Sdot-Yam (the “Kibbutz"), has an ownership interest in the Company of approximately 30.4%, as of December 31, 2019.

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

As of December 31, 2019 the Kibbutz and Tene beneficially own 14,029,494 ordinary shares.

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

Manpower service fees paid were $2,408, $2,548 and $2,896 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

The Company's net service fees paid to the Kibbutz pursuant to the Original and Amended Services Agreements were $1,451 ,$ 1,285 and $ 1,445 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

The Company signed a land use agreement with the Kibbutz, which has a term of 20 years commencing on April 1, 2012. Under the land use agreement, Kibbutz Sdot-Yam permits the Company to use approximately 100,000 square meters of land, consisting of facilities and unbuilt areas, in consideration for an annual fee of NIS 12.9 million (approximately $3,700) in 2013 and thereafter, (this amount does not include approximately NIS 62,000 (approximately $18) for an additional area that the Company has leased on the grounds of Kibbutz Sdot-Yam due to the Company's needs and Kibbutz Sdot-Yam's consent under the same terms as the land use agreement), plus VAT, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011.

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

During January, 2018, the Kibbutz requested to increase the fees due to it, pursuant to the land lease agreement. Following the assessment of an appointed appraiser and negotiations between the Company and the Kibbutz, it was agreed to increase the fees under such agreement, such that for the year 2018 the Company paid additional amount of NIS 950,000 (approximately $250), and commencing 2019 and on the Company will pay an additional amount of NIS 1,100,000 (approximately $318).

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

d.	Financing liability of land:

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

Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to Company’s plans, (iii) build a warehouse according Company’s plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The finance of the building of the warehouse will be made through a loan that will be granted by the Company to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 5.3% a year. On November 30, 2015 the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to the Company. As of December 31, 2019, the construction of the warehouse has not started yet.

The Company's payments pursuant to the land use agreement totaled $4,459, $4,286 and $3,990 for the years ended December 31, 2019, 2018 and 2017, respectively

Pursuant to a land purchase and leaseback agreement, dated as of March 31, 2011, which became effective upon the Company’s IPO, between the Company and Kibbutz Sdot-Yam, the Company completed the selling of the rights in the lands and facilities of the Bar-Lev Industrial Center (the "Bar-Lev Grounds") to Kibbutz Sdot-Yam in consideration for NIS 43.7 million (approximately $10,900). The land purchase agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits the Company to use the Bar-Lev Grounds for a period of 10 years commencing on September 2012 that will be automatically renewed, unless the Company gives two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million (approximately $1,200) to be linked to increases in the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

d.	Financing liability of land (Cont.):

The transaction was not qualified as "sale lease-back" accounting under both ASC 840 and ASC 842 and the Company recorded the entire amount received as consideration as a liability.

The financing liability of land from a related party mature as follows, as of December 31, 2019:

2020	$747
2021	794
2022	6,765

$8,306

The balance at December 31, 2019 and 2018, includes $367 and $533 of deferred tax assets on the Company liability and a $760 and $918 deferred tax liability on the buildings depreciation during the next years due to temporary differences between the carrying amounts of the property and the liability for financial reporting purposes and the amounts used for income tax purposes.

The Company's payments pursuant to the land purchase agreement and leaseback totaled $1,189, $1,174 and $1,161 for the years ended December 31, 2019, 2018 and 2017, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

e.	Details on transactions and balances with related parties and other loan

1.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz). The following table summarizes such transactions:

	Year ended December 31,
	2019	2018	2017
Cost of revenues	$6,890	$6,607	$6,936
Research and development	$301	$185	$179
Selling and marketing	$708	$779	$776
General and administrative	$1,283	$1,341	$1,654
Finance expenses, net	$511	$531	$564

2.	Balances with related party and other loan:

	December 31,
	2019	2018

Related party and other loan (1,2)	$2,212	$2,908
Long-term loan and financing liability of land from a related party (2)	$7,915	$7,089

(1)
On January 17, 2011 a loan of 4 million Canadian dollars was made to Caesarstone Canada Inc. by its shareholders at that time CIOT and the Company, on a pro rata basis. Although the Company acquired CIOT ownership interest in Caesarstone Canada Inc. during December, 2018, the loan continues to bear interest until repayment at a per annum rate equal to Bank of Canada's prime business rate plus 0.25% (See also note 1c). The interest accrued on the loan is payable on a quarterly basis. Such loan will be repaid in three equal installments commencing 2020.

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

a.
The Company manages its business on the basis of one reportable segment. The data is presented in accordance with Accounting Standard Codification 280, "Segments Reporting" ("ASC 280"). The following is a summary of revenue and long-lived assets (including Property, plant and equipment and operating lease right-of-use assets) by geographic area. Revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues for the years ended December 31, 2019, 2018 and 2017, respectively:

	Year ended December 31,
	2019	2018	2017

USA	$250,471	$239,241	$245,361
Australia (including New Zealand)	108,150	131,086	137,559
Canada	85,975	99,678	97,838
Israel	38,693	39,894	44,489
Europe	37,756	34,457	28,679
Rest of World	24,929	31,515	34,221

	$545,974	$575,871	$588,147

For the year ended December 31, 2017 the Company had one customer accounted for approximately 11% of its revenues. No customer represented 10% or more of the Company’s revenues for the years ended December 31, 2019 and 2018.

b.	The following table presents total long-lived assets as of December 31, 2019 and 2018:

	December 31,
	2019	2018

Israel	$136,037	$94,069
Australia	7,669	2,464
USA	118,458	114,984
Canada	5,676	902
Rest of World	8,983	919

	$276,823	$213,338

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.	Finance expense, net:

	Year ended December 31,
	2019	2018	2017

Finance expenses:

Interest in respect of short-term loans, credit cards and bank fees	3,342	3,591	3,518
Interest in respect of loans to related parties	568	585	608
Changes in derivatives fair value	-	193	2,237
Foreign exchange transactions losses	6,578	6,259	2,752

	10,488	10,628	9,115
Finance income:

Interest in respect of cash and cash equivalent and short-term bank deposits	1,018	1,472	1,035
Changes in derivatives fair value	33
Foreign exchange transactions gains	3,859	5,517	2,497

	4,910	6,989	3,532

Finance expenses, net	$5,578	$3,639	$5,583

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Year ended December 31,
	2019	2018	2017
Net income attributable to controlling interest, as reported	$12,862	$24,405	$26,202
Adjustment to redemption value of non-controlling interest	-	203	(1,137)
Numerator for basic and diluted net income per share	$12,862	$24,608	$25,065

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

b.	Net earnings per share (Cont.):

Denominator:

	Year ended December 31,
	2019	2018	2017

Denominator for basic income per share	34,384	34,358	34,334
Effect of dilutive stock based awards	76	51	52

Denominator for diluted income per share	34,460	34,409	34,386

Earnings Per Share:

	Year ended December 31,
	2019	2018	2017

Basic and diluted earnings per share	$0.37	$0.72	$0.73

NOTE 16:-	SUBSEQUENT EVENTS

The recent emergence of the coronavirus (COVID-19) pandemic has increased market uncertainty and volatility and led to travel and other restrictions, significantly affecting consumer and businesses behaviors. The culmination of these dramatic large-scale events could result in a global economic recession and significantly decrease the home renovation and remodeling activity and new residential construction, and in turn reduce the demand for the Company’s products, thus materially and adversely affecting results of operations and requires significant management judgment to interpret the potential impact to Company’s assumptions. Given the uncertainty around the extent and timing of the potential future spread or mitigation efforts related to the coronavirus pandemic, the financial impact cannot be reasonably estimated at this time.

During the first quarter of 2020, the Company’s stock price has been impacted by volatility in the U.S. financial markets as a result of the rapid spread of the coronavirus globally and dropped below book value per share. To the extent that changes in the current business environment impact the Company’s ability to achieve levels of forecasted operating results and cash flows, and as long as the Company’s stock price were to trade below its book value per share for an extended period of time and/or should other events occur indicating the carrying value of the Company might be impaired, the Company would test its goodwill for impairment before its annual goodwill testing (see Note 2k) and as result may recognize an impairment loss to the extent that the carrying amount exceeds Company’s fair value. The Company will continue to monitor its financial performance, stock price and other factors in order to determine if there are any indicators of impairment prior to its annual impairment evaluation during the fourth quarter of 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Caesarstone Australia Pty Ltd

Opinion on the financial statements
We have audited the accompanying balance sheets of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2019 and 2018, the related statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”) (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 23, 2020 expressed an unqualified opinion.

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
March 23, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Caesarstone Australia Pty Ltd

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2019, and our report dated March 23, 2020 expressed an unqualified opinion on those financial statements.

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
March 23, 2020