Form 20-F
period 2020-12-31
Caesarstone Ltd.
filed 2021-03-22
CIK 1504379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

Form 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2020

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from ______ to ______

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020: 34,437,296 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):

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

Indicate by check mark whether the registrant has filed a report on the attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2020 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.2150, the representative exchange rate published by the Bank of Israel as of December 31, 2020.

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

Unless otherwise noted in this annual report, Freedonia Custom Research, a division of MarketResearch.com, Inc. (“Freedonia”) is the source for third-party industry data and forecasts. The Freedonia report, dated March 12, 2021 (“Freedonia Report”), represents data, research opinion or viewpoints developed independently by Freedonia and does not constitute a specific guide to action. In preparing the report, Freedonia used various sources, including publicly available third-party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products, and government and trade associations. Growth rates in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions and forecasts expressed in the Freedonia Report are subject to change by Freedonia without notice. Management believes this third-party report to be reputable, but has not independently verified the underlying data sources, methodologies, or assumptions. The report and other publications referenced are generally available to the public and were not commissioned by the Company.

iii

Special Note Regarding Forward-Looking Statements and Risk Factor Summary

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements may be found in several sections of this annual report, including, but not limited to “ITEM 3: Key Information—Risk Factors,” “ITEM 4: Information on the Company,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company considerations.” Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, including those described in “ITEM 3.D. Key Information—Risk Factors.” Important factors that could affect our actual results and cause them to differ materially from those expressed in forward-looking statements include, but are not limited to, the items in the following list, which also summarizes some of our principal risks:

•

the impact of the coronavirus (COVID-19) pandemic on end-consumers, the global economy and our business and results of operations;

•

downturns in the home renovation, remodeling and residential construction sectors or the economy generally;

•

competitive pressures from other manufacturers of quartz and other surface materials;

•

the outcome of litigation regarding silicosis, other bodily injury claims or other legal proceedings in which we are involved, and our ability to use our insurance policy to cover damages;

•

regulatory requirements and any changes thereto relating to crystalline silica dust and related hazards;

•

the effects of enforcements against us, our officers and directors in the United States;

•

our ability to compete with lower-priced products and any changes to countervailing measures, antidumping duties or similar tariffs;

•

impacts on revenue from sales disruptions in our geographic concentrations or key markets;

•

our ability to manufacture our existing products globally as planned;

•

disturbances to our operations, the operations of our suppliers, distributors, customers, consumers or other third parties;

•

our ability to effectively manage changes to our production and supply chain and effectively collaborate with Original Equipment Manufacturer (“OEM”) suppliers;

•

future foreign exchange rates and fluctuations in such rates, particularly the NIS, Australian dollar, Canadian dollar, British pound, Indian Rupee and the Euro;

•

changes to the prices of our raw materials or to the suppliers of our raw materials;

•

the extent of our liability for environmental, health and safety, product liability and other matters;

•

our ability to execute our strategy to expand sales in certain markets;

•

our ability to cooperate with large retailers;

•

delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products;

•

our ability to effectively manage our inventory and successfully pursue a wider product offering;

•

our ability to effectively manage our international operations, including risks associated with changes in trade policy or the imposition of tariffs;

iv

•

quarterly fluctuations in our results of operations as a result of seasonal factors and building construction cycles;

•

competition for business combination or acquisition opportunities;

•

our ability to successfully consummate business combinations or acquisitions and our success in integrating our most recently acquired Lioli and Omicron businesses into our operations;

•

our reliance on third-party distributors, re-sellers and a limited number of large retailers;

•

disruptions to our information technology systems globally;

•

the protection of our brand, technology and intellectual property;

•

costs and other conditions required to receive certain tax benefits;

•

our exposure to tax liabilities and related consequences under the U.S. Internal Revenue Code;

•

our ability to retain our senior management team and other skilled and experienced personnel;

•

our ability to manage or resolve conflicts of interest arising from employee affiliations with Kibbutz Sdot-Yam (the “Kibbutz”) and with Tene Investment in Projects 2016 Limited Partnership (“Tene”);

•

the effect of substantially share ownership by the Kibbutz and Tene;

•

our ability to maintain our lease agreements with the Kibbutz, the Israeli Lands Administration (the “ILA”) and Caesarea Development Corporation;

•

coverage by equity research analysts, publicly announced financial guidance, investor perceptions and our ability to meet other expectations (such as Environmental Social and Governance);

•

compliance with and impacts of Israeli law, such as the Rest Law and Israeli Competition Law and with respect to mergers, acquisitions or related transactions;

•

the impacts of conditions in Israel, such as negative economic conditions or labor unrest;

•

differences in the governance of shareholders’ rights under Israeli law;

•

the continued availability of certain tax benefits granted by the Israeli government;

•

the amount and timing of our dividend payments;

•

price volatility of, and effects of future sales on, our ordinary shares;

•

our status as a foreign private issuer and related exemptions with respect thereto; and

our expectations regarding regulatory matters applicable to us. The preceding list is not intended to be an exhaustive list of all our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, including those described in “ITEM 3.D. Key Information—Risk Factors.”

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

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.    Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report. The consolidated income statement data for the years ended December 31, 2020, 2019, and 2018 and the consolidated balance sheet data as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated income statement data for the years ended December 31, 2017 and 2016 and the consolidated balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements, which are not included in this annual report. All the financial data set forth below are in thousands (except share and per share amounts). The information presented below under the caption “Other Financial Data” and “Dividends declared per share” contains information that is not derived from our financial statements.

	2020	2019	2018	2017	2016
Consolidated Income Statement Data:

Revenues	$486,412	$545,974	$575,871	$588,147	$538,543
Cost of revenues	352,470	397,335	412,457	390,924	326,057
Gross profit	133,942	148,639	163,414	197,223	212,486
Operating expenses:
Research and development	3,974	4,146	3,635	4,164	3,290
Marketing and selling	62,047	66,770	74,786	81,789	70,343
General and administrative	39,081	40,681	43,323	45,930	40,181
Legal settlements and loss contingencies, net	6,319	12,359	8,903	24,797	5,868
Total operating expenses	111,421	123,956	130,647	156,680	119,682
Operating income	22,521	24,683	32,767	40,543	92,804
Finance expenses, net	10,199	5,578	3,639	5,583	3,318
Income before taxes on income	12,322	19,105	29,128	34,960	89,486
Taxes on income	4,700	6,243	4,560	7,402	13,003

Net income	$7,622	$12,862	$24,568	$27,558	$76,483
Net income attributable to non-controlling interest	404	—	163	1,356	1,887
Net income attributable to controlling interest	7,218	12,862	24,405	26,202	74,596
Basic net income per ordinary share*	0.21	0.37	0.72	0.73	2.08
Diluted net income per ordinary share*	0.21	0.37	0.72	0.73	2.08
Weighted average number of ordinary shares used in computing basic income per share	34,419	34,384	34,358	34,334	34,706
Weighted average number of ordinary shares used in computing diluted income per share	34,474	34,460	34,409	34,386	34,764

	2020	2019	2018	2017	2016

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term bank deposits	$114,248	$139,372	$93,562	$138,707	$106,270
Available for sale marketable securities	19,038	—	—	—	—
Working capital (1)	228,721	248,040	238,823	250,510	216,963
Total assets	820,921	703,866	616,922	652,987	584,700
Total Bank debt	22,665	—	—	—	—
Total liabilities	325,870	226,142	150,421	166,611	134,108
Redeemable non-controlling interest	7,701	—	—	16,481	12,939
Shareholders’ equity	487,350	477,724	466,501	469,895	437,653

	2020	2019	2018	2017	2016
Other Financial Data:
Adjusted Gross profit (2)	$134,887	$149,084	$165,518	$197,223	$212,486
Adjusted EBITDA (2)	62,079	69,046	75,206	100,429	$130,260
Adjusted net income attributable to controlling interest (2)	16,463	26,724	36,085	49,819	81,184
Capital expenditures	19,824	23,590	20,962	22,675	22,943
Depreciation and amortization	29,460	28,587	28,591	29,926	28,254

______________________
* See also note 17 to our financial statements included elsewhere in this report.

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

In arriving at our presentation of non-GAAP financial measures, we exclude items that either have a non-recurring impact on our income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude share-based compensation expenses to facilitate a better understanding of our operating performance, since these expenses are non-cash and accordingly, we believe do not affect our business operations. While not all inclusive, examples of these items include:

•

amortization of purchased intangible assets;

•

legal settlements (both gain or loss) and loss contingencies, due to the difficulty in predicting future events, their timing and size;

•

material items related to business combination activities important to understanding our ongoing performance;

•

excess cost of acquired inventory;

•

expenses related to our share-based compensation;

•

significant one-time offering costs;

•

significant one-time non-recurring items (both gain or loss);

•

material extraordinary tax and other awards or settlements, both amounts paid and received; and

•

tax effects of the foregoing items.

	2020	2019	2018	2017	2016

Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$133,942	$148,639	$163,414	$197,223	$212,486
Share-based compensation expense (a)	416	285	163	285	452
Non-recurring import related expenses (income)	—	(1,501)	2,104	—	—
Amortization of assets related to acquisitions	529	—	—	—	—
Other non-recurring items (b)	—	1,661	—	—	—
Adjusted Gross profit	$134,887	$149,084	$165,681	$197,508	$212,938

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(b)

In 2019, reflects mainly to one-time amortization of machinery equipment with no future alternative use, and one-time inventory write down due to discontinuation of certain product group manufacturing.

	2020	2019	2018	2017	2016
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$7,622	$12,862	$24,568	$27,558	$76,483
Finance expenses, net	10,199	5,578	3,639	5,583	3,318
Taxes on income	4,700	6,243	4,560	7,402	13,003
Depreciation and amortization	29,460	28,587	28,591	29,926	28,254
Legal settlements and loss contingencies, net (a)	6,319	12,359	8,903	24,797	5,868
Compensation paid by a shareholder (b)	—	—	—	—	266
Share-based compensation expense (c)	2,858	3,632	1,684	5,277	3,068
Provision for employee fringe benefits (d)	—	—	—	(114)	—
Non-recurring import related expense (income)	—	(1,501)	2,104	—	—
Acquisition-related expenses	921	—	—	—	—
Other non-recurring items (e)	—	1,286	1,157	—	—
Adjusted EBITDA	$62,079	$69,046	$75,206	$100,429	$130,260

(a)

Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims, including related legal fees. In 2017, this also includes Kfar Giladi arbitration results.

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
(e)

In 2019, relates to non-recurring expenses related to North American region establishment, one-time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company’s subsidiary).

	2020	2019	2018	2017	2016

Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$7,218	$12,862	$24,405	$26,202	$74,596
Legal settlements and loss contingencies, net (a)	6,319	12,359	8,903	24,797	5,868
Amortization of assets related to acquisitions, net of tax	446	—	—	—	—
Compensation paid by a shareholder (b)	—	—	—	—	266
Share-based compensation expense (c)	2,858	3,632	1,684	5,277	3,068
Provision for employee fringe benefits (d)	—	—	—	(114)	—
Tax adjustment (e)	—	—	—	—	(1,158)
Non-cash revaluation of lease liabilities (f)	3,189	3,615	—	—	—
Non-recurring import related expense (income)	—	(1,501)	2,104
Acquisition-related expenses	921	—	—	—	—
Other non-recurring items (g)	—	2,486	1,157	—	—
Total adjustments before tax	13,733	20,591	13,848	29,960	8,044
Less tax on above adjustments (h)	4,488	6,729	2,168	6,343	1,456
Total adjustments after tax	$9,245	$13,862	$11,680	23,617	6,588
Adjusted net income attributable to controlling interest	$16,463	$26,724	$36,085	$49,819	$81,184

__________________________
(a)

Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims, including related legal fees. In 2017, this also includes Kfar Giladi arbitration results.

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
(g)

In 2019, relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, one time amortization of machinery equipment with no future alternative use, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company’s subsidiary).

(h)	Based on the effective tax rates of the relevant periods.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (“SEC”). Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline, and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” on page iv of this annual report.

Risks Related to our Business

Economic and External Risks

The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and financial results.

The COVID-19 pandemic has increased market uncertainty and volatility and led to travel and other restrictions including individual quarantines imposed globally, significantly affecting consumer and businesses behaviors. The volatility in stock markets around the world has already and may continue to materially and adversely impact stock prices and trading volumes for us and other corporations. The culmination of these dramatic large-scale events could result in a global economic recession and significantly decrease home renovation and remodeling activity and new residential construction, and in turn reduce the demand for our products, thus materially and adversely affecting our business and results of operations.

The COVID-19 pandemic may also adversely affect our ability to conduct our business effectively due to disruptions to our production capabilities, supply chain, availability and cost of shipping services, availability and productivity of personnel, while we simultaneously attempt to comply with rapidly changing restrictions, such as travel restrictions, curfews and others. Following recommendations from the Israeli Ministry of Health and the Ministry of Finance, in April 2020, September 2020 and January 2021, the Israeli government imposed full nationwide lockdowns, shuttering schools and nonessential businesses, restricting gatherings and people’s movement. In addition, starting in March 2020, in periods other than the full lockdowns, the government has systematically limited operations of the private sector, including reductions of onsite workforce, imposed travel and gathering restrictions and reduced workforce in the public sector. Currently travel to and from work is still permitted, however the authorities may place additional, more restrictive measures on businesses and individuals. Though we may still operate our facilities under such regulations, any additional actions taken by the Israeli government could further limit that ability which may have a material adverse effect on our operations and financial results. The widespread outbreak of certain diseases, such as the recent COVID-19 pandemic, adversely affected our business, and may further disrupt our ability to manufacture products and impact the operations of our customers and modes of shipping, any of which could lead to reduction in customer orders and sales to certain regions and end-markets. During 2020 our revenue decreased by 11%, which we believe relates mainly to the impact of the COVID-19 pandemic. In addition, the COVID-19 pandemic increased risks for insolvency due to cash-flow management and credit availability, and as some customers may be impacted more severely, we could face collection difficulties, which would have an adverse effect on our financial results.

In addition, we are facing challenges to recruit plant workers, particularly at our Sdot-Yam facility. Such challenges are partially due to the Israel social security scheme, which provides unemployment payments to workers laid off due to COVID-19 until mid-2021.

A significant reduction in our workforce, inability to recruit required personnel and/or our compliance with instructions imposed by Israeli authorities may harm our ability to continue operating our business and materially and adversely affect our operations and financial condition. Further, we cannot assure you that we will be designated an “essential business”, as defined under the government instructions, and moreover, we cannot foresee whether the Israeli authorities will impose further restrictive instructions, which if implemented may lead to significant changes and potentially a shutdown of our operations.

Authorities around the world have and may continue implementing similar restrictions on business and individuals in their jurisdictions. We cannot assure you that we will be able to continue to manage our international operations and business effectively, which would have material adverse effect on our results of operations. See “—Our operating results may suffer due to our failure to manage our international operations effectively or due to regulatory changes in foreign jurisdictions where we operate”.

Additional restrictions and regulations related to the COVID-19 pandemic containment efforts may further challenge our ability to conduct our operations and, as a result, may materially and adversely affect our financial results. Currently the trajectory of the COVID-19 outbreak remains highly uncertain and we cannot predict the duration, severity or effect of the pandemic or any future containment effort.

Downturns in the home renovation and remodeling and new residential construction sectors or the economy generally and a lack of availability of consumer credit could materially and adversely impact end-consumers and lower demand for our products, which could cause our revenues and net income to decrease.

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending. In each of our key existing markets, the United States, Australia (unless stated otherwise, reference to Australia in this report includes Australia and New Zealand), Canada and Israel, we estimate that approximately 60% to 70% of our business is generated from home renovation and remodeling and approximately 25% to 35% is driven by new residential construction. For example, since 2019 there have been downturns in the home renovation and remodeling and new residential construction sectors in Australia that already adversely impacted our revenues and profit in Australia. We are uncertain whether such downturn will persist or occur in other key markets, which in turn could materially and adversely impact our financial condition. Spending on home renovation and remodeling and new residential construction depends significantly on the availability of consumer credit, as well as other factors such as interest rates, consumer confidence, government programs and unemployment. Any of these factors could result in a tightening of lending standards by financial institutions and reduce the ability of consumers to finance renovation and remodeling expenditures or home purchases. Consumers’ ability to access financing varies across our operating markets. If the housing market is negatively impacted as a result of an economic downturn or if other significant economic negative trends occur, we may be unable to grow or sustain our business and our revenues and net income may be materially and adversely affected. See also “—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.”

Our results of operations may be materially and adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency) and other currencies in which we conduct business. In 2020, 44.3%% of our revenues were denominated in U.S. dollars, 8.4% in NIS, 6.8% in Euros, 14.9% in Canadian dollars, 21.3% in Australian dollars and a smaller portion in other currencies. In 2020, the majority of our expenses were denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian and Australian dollars and other currencies. As a result, weakening of the Australian and Canadian dollars and strengthening of the NIS and, to a lesser extent, strengthening of the Euro against the U.S. dollar presents a significant risk to us and may impact our business significantly. For example, during 2020 the NIS appreciated 7.5% against the USD and resulted in finance expenses of approximately $6.8 million See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.” for the impact of currencies fluctuation on our operating income. We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements; therefore, during periods of a strengthening dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

Although we currently engage in derivatives transactions, such as forward and option contracts, to minimize our currency risk, we do not hedge all the exposure. We have been using a dynamic hedging strategy to hedge our cash flow exposures. This strategy involves consistent hedging of exchange rate risk in variable ratios ranging up to 100% of the exposure over rolling 12 months. As of December 31, 2020, our average hedging ratio was approximately 24% out of our expected currencies exposure for 2021. Therefore, future currency exchange rate fluctuations against which we have not adequately hedged could materially and adversely affect our profitability. Moreover, our currency derivatives, except for our U.S. dollar/NIS forward contracts, are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. Our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income. See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

If we are unable to compete with lower-priced products perceived as comparable to ours, our market share may decrease, and our financial results may be adversely and materially impacted.

We have invested considerable resources to position our quartz surface products as premium branded products. Due to our products’ high quality and positioning, we generally set our prices—especially for our differentiated products—at a higher level than alternate surfaces and quartz surfaces provided by other manufacturers. Manufacturers located in the Asia-Pacific region (predominantly China) and certain parts of Europe can produce quartz surface products at a lower cost, including quartz surface products which imitate our products and designs.

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

During 2018 and 2019, antidumping and countervailing duty (“AD/CVD”) petitions were filed with the U.S. Department of Commerce (“DOC”) and the International Trade Commission (“ITC”). The petitions, which were filed by a U.S. quartz manufacturer, alleged that Chinese, and subsequently Indian and Turkish manufacturers injured the U.S. domestic quartz industry and therefore duties were required to offset such unfair trade practices. Ultimately, the DOC and ITC imposed AD/CVD duties ranging approximately between 265% and 340% for Chinese, and between 3.81% and 80.79% for Indian and Turkish manufacturers.

The imposition of AD/CVD orders have driven some of the affected manufacturers to direct their products into other markets in which we operate (including markets in which we hold a higher market share than in the U.S., such as Australia) thereby adversely impacting our operations and financial results. Finally, any duties and tariffs imposed by the U.S. or other regulators may not succeed in remediation of any impact caused by the relevant imports. Chinese, Indian and Turkish exporters may shift their focus to other, competing materials, to circumvent the duties. As a result, our market share may decrease, and our financial results may be adversely and materially impacted.

Operational Risks

We face intense competitive pressures from manufacturers of other surface materials, which could materially and adversely affect our results of operations and financial condition.

Our surface products compete with several surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel, wood, and other porcelain and quartz surfaces. We compete with manufacturers of these surface materials with respect to a range of factors. These factors include, among other things, brand awareness and brand position, product quality, product differentiation, design and breadth of product offerings, slab dimensions, new product development and time to market, availability and supply time, technological innovation, popular home interior design trends, pricing, availability of inventory on demand, distribution coverage, customer service and versatility in products portfolio.

Since we seek to position our products as a premium alternative to other surface materials, the perception among end-consumers and other stakeholders of our products is a key competitive differentiator. If we are unable to anticipate or react quickly to changes in consumer preference in these areas, we may lose market share and our results of operations may suffer. If consumer preference shifts away from materials we are offering to other materials, or away from branded surfaces, our market share may be reduced, and our financial results may be materially and adversely impacted.

Competition increases with increased global production capacity by new and existing competitors. Should our competitors be able to produce products more efficiently at lower prices, adapt more quickly to changes in consumer preferences and demands, have a diversified product offering, or acquire complementary businesses, we may lose market share and our financial results may suffer.

Fully integrating Lioli’s and Omicron’s businesses may be more difficult, costly and time-consuming than expected, which may adversely affect our results of operations and the value of our common shares.

In October 2020, we acquired a majority stake in Lioli Ceramica Pvt. Ltd (“Lioli”), an India-based producer of porcelain slabs (the “Lioli Acquisition”) For more information see “Item 5: Operating and Financial Review and Prospects – Recent acquisitions”.

In December 2020, we acquired Omicron Granite and Tile (“Omicron”), a stone supplier operating 17 locations across Florida, Ohio, Michigan and Louisiana for a cash consideration of $19 million, including Omicron’s outstanding debt of approximately $8 million (the “Omicron Acquisition”).

While our management has made progress in integrating Lioli’s and Omicron’s businesses with our existing business, integration efforts are still underway and are expected to continue through 2021 and 2022. The combination of independent businesses is a complex, costly and time-consuming process and we and our management may face significant, ongoing challenges in implementing such integration, many of which may be beyond our control, including but not limited to, difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects. For more information, see “—Our limited resources and significant competition for business combination or acquisition opportunities may make it difficult for us to complete a combination or acquisition, and any combination or acquisition that we complete may disrupt our business and fail to achieve our intended objectives.”

We may also be subject to claims and uncertainties arising from the operations of Lioli’s and Omicron’s businesses from periods prior to the dates we acquired them. For example, although we believe that we have a good and marketable title to the Lioli manufacturing facility in Morbi, Gujarat, India, there are certain historic discrepancies between records of different local and regional authorities in Gujarat, India, including records of titles to physically non-existing plots, that might result in our ownership to the facility or its parts being challenged, including by title holders of existing and non-existing adjacent plots. Other pre-acquisition claims or liabilities could also be significant. Our ability to seek indemnification from the former owners for these claims or liabilities is limited by various factors, including the specific limitations contained in the respective acquisition agreements and the financial ability of the former owners to satisfy such claims or liabilities. If we are unable to enforce any indemnification rights we may have against the former owners or if the former owners are unable to satisfy their obligations for any reason, including because of their current financial position, or if we do not have any right to indemnification, we could be held liable for the costs or obligations associated with such claims or liabilities, which could adversely affect our operating performance.

In addition, as a result of the Lioli Acquisition and the Omicron Acquisition we carry a significant amount of intangible assets (including goodwill) on our balance sheet. As of December 31, 2020, our goodwill and other intangible assets amounted to $47.5 million and $12.1 million, respectively. The future occurrence of potential indicators of impairment could include, for example, a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a material negative change in relationships with significant customers, strategic decisions made in response to economic or competitive conditions, loss of key personnel, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of, and could result in goodwill impairment charges. Although we have not recorded goodwill impairment charges in the past, we cannot guarantee that we will not experience goodwill impairments in the future.

If we fail to effectively manage required changes in our production and supply chain, we may be unable to serve the market or suffer additional inefficiencies.

Our production and supply chain processes are complex and rely on our estimates and forecasts in terms of volume as well as product mix. Our 2020 acquisitions of Lioli and Omicron expanded our production and supply chain, as well as product offering, further increasing complexity of effective management of our business as a whole (for more information, see “ITEM 4: Information on the Company—History and Development of the Company—Our History.”) If we fail to accurately forecast demand, it may hinder the availability of our products in the market, result in loss of sales, increase shipping costs and harm our relationships with our customers, damage our brand and reputation and have a materially adverse effect on our results of operations. If we are unsuccessful in adjusting our manufacturing operations to changes in the demand for our products, we may be unable to grow our business and revenue, maintain our competitive position or improve our profitability.

If we are unable to manufacture and/or ship our existing products globally as planned, our results of operations and prospects will suffer.

Difficulties with or interruptions of our manufacturing operations could delay our output of products and harm our relationships with our customers, damage our brand and reputation and have a material adverse effect on our results of operations. We currently manufacture our products at our two facilities in Israel, one in the U.S. and one in India. In addition, we source a portion of our supply chain from OEMs. We cannot assure you that we will be able to successfully manage manufacturing facilities in a timely or profitable manner. Moreover, if we are unable to hire, train and retain skilled employees or successfully transfer or continue to transfer our manufacturing processes in a timely and cost-effective manner, or at all, then we may experience operating disruptions and may be unable to meet demand for our products, which could have a negative impact on our business and financial results.

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

We have purchased the majority of our manufacturing production lines from Breton S.p.A. (“Breton”), a manufacturer of lines to produce engineered stone slabs. We depend on Breton for certain spare parts for our production line equipment and for their support and know-how required to resolve specific technical problems in their manufacturing equipment and anticipate we will continue to do so in the future. Inability or delays in obtaining specialty machine components and spare parts, know-how or technical support from Breton could prevent or delay our output of products.

Damage to our manufacturing facilities or products caused by human error or negligence or other failures or circumstances beyond our control, as well as limited availability, increased costs or irregularities in the shipping market related to the COVID-19 pandemic or otherwise, could interrupt or delay our manufacturing, shipping or other operations. See “—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.”

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

In order to optimize our production and adjust to changes in markets dynamics, we acquire certain basic models of products from third-party engineered stone OEMs, primarily from China, and are considering increasing this activity in 2021. Although we aim at diversifying our OEMs, in 2020 more than half of our third-party engineered stone OEM purchases came from the same supplier. If we are unable to successfully manage our relationships with OEMs, if we experience delays in delivery of products from OEMs or if the quality of products produced by these OEMs shall not meet our standards, our brand and reputation could be impaired and warranty claims from end-customers could increase. Damage or disruption to the ability of our OEM suppliers to develop, manufacture and transport our products as a result of factors within or outside their control could result in adverse effects on our business, financial condition or results of operations. See “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business. ” Failure by such third-party suppliers to comply with applicable laws and regulations or accepted industry standards could further impair our brand and reputation, result in potential liability and materially adversely affect our competitive position and profitability. Additionally, if we are unable to agree on the commercial terms with such vendors, or effectively enforce the terms of any verbal or written agreements, such manufacturers could cease manufacturing in the amounts required to meet the demand for our products, or at all. In such cases, we may need to locate and qualify alternative manufacturers or produce the products using our facilities, which could cause substantial delays in manufacturing, increase our costs, negatively impact the quality of our products in case we rely on new vendors and require us to adjust our products and our manufacturing processes. We may be unable to successfully optimize our operations and reduce costs through OEM. All these factors could materially and adversely impact our reputation, revenues and results of operations. In addition, cooperation with third party manufacturers may require us to expose certain intellectual property relating to our products and designs, the confidentiality of which we may not be able to further control or enforce. If we experience demand for our products that exceeds our manufacturing capacity and we fail to acquire slab models from third parties, we may not have sufficient inventory to meet our customers’ demands, which would negatively impact our revenues, reputation and potentially cause us to lose market share.

Changes in the prices of our raw materials have increased our costs and decreased our margins and net income in the past and may increase our costs and decrease our margins in the future.

In 2020, raw materials accounted for approximately 34% of our cost of goods sold (excluding the cost of OEM products sold, which accounted for less than 10% of our cost of goods sold). The cost of raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. Our raw materials costs are also impacted by changes in foreign currency exchange rates, mainly the Euro as it relates to polyester and other raw materials purchased from Europe.

Quartz, which includes quartz, quartzite and other dry minerals and engineered materials containing high amounts of silica (together referred to in this annual report as “quartz” unless otherwise specifically stated), is the main raw material component used in our engineered quartz products. Quartz accounted for approximately 39% of our raw materials cost in 2020. Our cost of sales and overall results of operations may be impacted significantly by fluctuations in quartz prices. For example, if the cost of quartz had risen by 10% in 2020, we would have experienced a decrease of approximately 1% in our gross profit margin in such year. In 2020, our average cost of quartz increased by 3.2%, while in 2019 decreased by 3.4%. Any future increases in quartz prices could also materially and adversely impact our margins and net income.

Polyester, which acts as a binding agent in our products, accounted for approximately 31% of our raw materials costs in 2020. Accordingly, our cost of sales and overall results of operations may be impacted significantly by fluctuations in polyester prices. For example, if the cost of polyester had risen by 10% in 2020, we would have experienced a decrease of approximately 0.8% in our gross profit margin in such year. The cost of polyester we incur is a function of, among other things, manufacturing capacity, demand and the price of crude oil and more specifically benzene. Our cost of polyester fluctuated significantly over the years. In 2020, our average polyester cost decreased by approximately 18% and in 2019 decreased by approximately 12%. We acquire polyester on an annual framework basis, or a purchase order basis based on our projected needs for the subsequent one to three months. Going forward, we may experience pressure from our polyester suppliers to increase prices even during a period covered by purchase orders.

Since 2020, we have been using a dynamic hedging strategy to reduce our exposure to changes in the polyester prices. This strategy involves hedging certain components of our polyester formula in variable ratios of the exposure over rolling 12 months. Therefore, future fluctuations in polyester prices which we have not adequately hedged could materially and adversely affect our profitability. Moreover, our polyester contract derivatives are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of polyester prices on our operating income.

Pigments are also used to manufacture our products. Although pigments account for a significantly lower percentage of our raw material costs than polyester, we encountered in the past and may experience in the future fluctuations in pigment prices. For example, the cost of titanium dioxide, our principal white pigmentation agent, decreased by approximately 0.2% and decreased by approximately 10% in 2020 and 2019, respectively. Such prices fluctuations may also have a materially adverse impact on our margins and net income.

We have found that increases in prices may be difficult to pass on to our customers. If we are unable to pass on to our customers increases in raw materials prices, specifically in quartz, polyester and pigments, our margins and net income may be materially and adversely impacted. For cost of our raw materials in 2020 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results— Cost of revenues and gross profit margin.”

A key element of our strategy is to expand our sales in certain markets, such as the United States. Failure to expand such sales would have a materially adverse effect on our future growth and prospects.

A key element of our strategy is to grow our business by expanding sales of our products in certain existing markets that we believe have high growth potential, as well as in selected new markets. In 2020 we made strategic investments in the U.S. sales force by increasing headcount adjusting the U.S. logistic footprint and through the Omicron Acquisition and intend to continue to focus our growth efforts on the United States. In 2020, according to Freedonia, engineered quartz surfaces represented 20% of the total countertops by volume installed in the United States. We estimate that the penetration of engineered quartz and porcelain surfaces in the countertops market in the United States still has significant potential to grow. We face several challenges in generating demand for our products and brand in the United States or other markets, including driving consumers’ desire to use our surfaces for their kitchen countertops and other interior settings. If the market for surfaces in these regions does not develop as we expect, develops slower than expected or develops more at the lower price segment, our future growth, business, prospects, financial condition and operating results will be adversely affected. In addition, changes in the U.S. trade environment, including imposition of import tariffs or withdrawal from or revisions to international trade policies or agreements, may affect our growth potential globally, and further impact other markets in which we operate. See “—Competition from manufacturers of lower priced products may reduce our market share, alter consumer preferences and materially and adversely affect our results of operations and financial condition”. We may also face certain challenges in supplying materials to large retailers in these regions. For more information, see “—A sizable proportion of our sales in North America is attributable to a limited number of large retailers; any deterioration of our relationships with such retailers or deterioration in their business performance (in fields relevant to the sale of our products) could adversely impact our results of operations.” Additionally, our reliance on third-party suppliers to provide installation and fabrication services to large retailers could impair our relationship with our customers, which could also materially harm our business and results of operations.” Our success will depend, in large part, upon consumer acceptance and adoption of our products and brand in these markets, on the level of our execution, our go-to market strategy and its implementation and the timely availability of our products across regions, and if we do not effectively expand into these markets, there could be an adverse impact on our sales and financial condition.

A sizable proportion of our sales in North America is attributable to a limited number of large retailers; any deterioration of our relationships with such retailers or deterioration in their business performance (in fields relevant to the sale of our products) could adversely impact our results of operations.

Since 2013 and 2014, we have supplied our products to IKEA in the U.S. and Canada, respectively, pursuant to exclusive agreements, which have been periodically extended. Pursuant to such agreements, we supply and, through our contractors, fabricate and install countertops, primarily from our quartz surfaces, which are marketed by IKEA as private label. We expect that the IKEA agreements will continue to be extended and renewed beyond their current terms and currently, their amended terms are being discussed by the parties as IKEA amends its standard purchase arrangements; however, there is no assurance that such renewal will be made on similar terms or at all. In case they are terminated or not renewed, the cessation of our sales through IKEA U.S. and IKEA Canada would cause our revenue in the U.S. and Canada to significantly decrease. For more information on our sales through IKEA, see “ITEM 5: Operating and Financial Review and Prospects.”

In 2019 we began collaborating with Home Depot in the U.S. and during the fourth quarter of 2019 introduced Caesarstone branded products at Home Depot stores in the U.S. There is no assurance that current arrangements will continue to be renewed on similar terms or at all.

Our sales to any retailers, including IKEA and Home Depot, may be affected, among other things, by their sales and promotional events, the timing, scope and terms of which is determined exclusively by the retailers and can impact our sales volume. Accordingly, our sales to IKEA and Home Depot have been, and may continue to be, volatile, and we may not be able to maintain or increase such sales or to maintain its current profitability level. In particular, as a result of COVID-19, governments across the limited or shut down non-essential businesses, including IKEA, Home Depot and other retailers selling our products, which negatively affected our sales volumes in 2020. Such limitations or shutdowns, if they continue to occur as the pandemic remains ongoing, could continue to negatively affect our sales volumes in the future and have a material adverse impact on our business. See also “—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business”.

We have entered arrangements with third parties for the supply of fabrication and installation services to IKEA and we may enter into such agreements with other third parties, in addition to or in lieu of the existing ones. The success of these third-party relationships may impact our supply of countertops, inventory levels, quality and service level standards and ability to manage the installation and fabrication of countertops to meet customers’ demands and at reasonable prices. If we are unable to successfully manage the installation and fabrication services performed for us by these third-party fabricators and installers, we may experience relatively high waste of our products used by fabricators for such works, and complaints from end-consumers with respect to supply time, quality and service level of the fabrication and installation, including defects and damages. Such risks could expose us to warranty-related damages, which if not covered back-to-back by the fabricators engaged by us, could have a materially adverse effect on our financial results, reputation and brand position and lead to the termination of our agreements with IKEA.

We may encounter significant delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products.

Our principal raw materials for engineered quartz products are quartz, polyester and pigments. We acquire quartz from quartz manufacturers from Turkey, India, Israel and several European countries. We typically transact business with our quartz suppliers on an annual framework basis, under which we execute purchase orders from time to time. In 2020, approximately 67% of our quartz was imported from several suppliers in Turkey and we expect a slightly lower level in 2021 as we continue to develop additional quartz sources. We acquire polyester from several suppliers, mainly from Europe, on an annual framework basis, or on a purchase order basis based on our projected needs for the subsequent one to three months. We acquire other raw materials used in our engineered quartz products from a limited number of suppliers on a purchase order basis, and our ability to preset prices in advance is limited. The principal raw materials for our porcelain products are clay minerals, natural minerals (such as feldspar) and chemical additives. We typically transact business with our suppliers of raw materials for porcelain products on an annual framework basis, under which we execute purchase orders from time to time.

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

If we are unable to agree upon prices with suppliers of our raw materials, or effectively enforce the terms of any verbal or written agreements or understandings, which we may have with any of them, our suppliers could cease supplying us with the raw materials required for our products. If our supply of raw materials is adversely impacted to a material extent or if, for any other reason, any of our suppliers do not perform in accordance with our agreements with them or cease supplying us with the relevant material, for any reason, we would need to locate and qualify alternate suppliers. This could result in substantial delays in manufacturing, increase our costs, negatively impact the quality of our products or require us to adjust our products and our manufacturing processes. Any such delays in or disruptions to the manufacturing process could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet their order requests.

For more information with regards to suppliers of raw materials used in our products, see “ITEM 4.B: Information on the Company—Business Overview—Raw materials and Service Provider Relationships.”

In addition to our traditional engineered quartz offering, we have commenced manufacturing of porcelain products and sales of porcelain, natural stone and other materials, and may pursue a further expansion of our product offering, including introducing new products and materials, which may be unsuccessful, and may divert management’s attention and negatively affect our margins and results of operations.

Our competitive advantage is due, in part, to our ability to develop and introduce innovative new and improved products and to strengthen our brand. To maintain such advantage, we may develop our own new products or acquire manufacturers of products that are competing with, or complimentary to, ours. Such new products may include new surface materials and complementary products. Introducing new products involves uncertainties, such as predicting changing consumer preferences, developing, manufacturing, marketing and selling new technologies, products and materials, and entering new market segments.

For example, as a result of the Lioli Acquisition, we have commenced manufacturing and sales of porcelain slabs for different applications, including flooring and cladding, and we intend to extend our produced porcelain offering to countertops. In addition, our recently acquired Omicron locations in the U.S. also sell natural stone and ancillary products for kitchen installation and fabrication. Although we believe that the expansion into new products, materials and, in some cases, applications represents an opportunity to leverage our existing business, no guarantee can be given as to customer demand for the new products. Moreover, in the future we may decide to introduce additional new products and enter new markets, whether through cooperation with third-party manufacturers or manufacturing at our own facilities.

Despite our intention to expand our manufacturing and sales of porcelain or other additional products, we may not be successful in capturing the market share dominated by competitors in this area, offer innovative alternatives ahead of the competition or maintain the strength of our brand. Such new initiatives may require increased time and resources from our management, result in higher than expected expenses and have a material adverse effect on our margins and results of operation.

Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets, or to sales to a major customer therein, could materially and adversely impact our results of operations and prospects.

Our sales are subject to significant geographic concentration, with four largest markets accounting for 87.3% of revenues. In 2020, sales in the United States, Australia (including New Zealand), Canada and Israel accounted for 42.7%, 21.3%, 14.9% and 8.4% of our revenues, respectively. Each country has different characteristics and our results of operations could be materially and adversely impacted by a range of factors, including spending on home renovation and remodeling and new residential construction in the region (as discussed above), local competitive changes, changes in consumers’ quartz surface or countertop preferences and regulatory changes that specifically impact these markets (such as imposition of antidumping and countervailing duties in the U.S. as discussed above), as well as by our performance in each of these markets. Sales in our main markets could be materially and adversely impacted by other general economic conditions, including increases in imports of cheaper quartz surfaces from low cost countries manufacturers into such markets, especially the United States, Australia and Canada. Stronger local currencies could make lower-priced imported goods more competitive than our products. Although we face different challenges and risks in each of the markets in which we operate, due to the existence of a high level of geographic concentration, should an adverse event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

In addition, we derived a mid-single digit percentage of our total revenues in 2020 from one customer, IKEA. Revenues from this significant customer declined during 2020. The loss of or a further decrease in business from such customer could have a material adverse effect on our revenues, results of operations and our financial condition.

Our business is subject to quarterly fluctuations in revenues and net income as a result of seasonal factors, weather-related conditions, and building construction cycles, which are hard to predict with certainty.

Our results of operations are impacted by seasonal factors, weather-related conditions, and construction and renovation cycles. The levels of manufacturing, fabrication, distribution, and installation of our products generally follow activity in the construction and renovation industries. Severe weather conditions, such as unusually prolonged cold conditions, hurricanes, severe storms, earthquakes, floods, fires, droughts, other natural disasters or similar events could reduce, delay or halt the construction and renovation industries in the markets in which we operate, and our businesses may be adversely affected. Markets in which we operate that are impacted by winter weather, such as snow storms and extended periods of rain, may experience a slowdown in construction activity during the beginning and the end of each calendar year, and this winter slowdown contributes to lower sales in our first and fourth quarters. Traditionally, the second and third quarters of the year exhibit higher sales volumes than first and fourth quarters. For more information, see “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Factors impacting our results of operations” and “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Quarterly results of operations and seasonality.” Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

Our distributors’ actions may have a materially adverse effect on our business and results of operations. Our results of operations may be further impacted by the actions of our re-sellers.

Sales to third-party distributors accounted for approximately 10% of our revenues in 2020. In our indirect markets, we depend on the success of the selling and marketing efforts of our third-party distributors, and any disruption in our distribution network could materially impair our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations. As we have limited control over these distributors, their actions could also materially harm our brand and company reputation in the marketplace.

In the majority of our distribution arrangements, we operate based on an initial agreement or general terms of sale or, in certain cases, without any agreement, in writing or at all. The lack of a written agreement with many of our distributors may lead to ambiguities, costs and challenges in enforcing terms of such arrangements, including where we wish to terminate early due to the distributor’s failure to meet annual sales targets. We have experienced difficulties, including litigation, in connection with the termination of certain of our distributors due to disputes regarding their terms of engagement. See “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.” Additionally, we may be unable to distribute our products through another distributor within the territory during the period in which we must give prior termination notice, or to identify and retain new distributors upon termination, which may materially and adversely impact our market share, results of operations, relationships with our customers and end-consumers and brand reputation. Because some of our distributors operate on nonexclusive terms, distributors may also distribute competitors’ countertop surfaces or other surface materials, which may cause us to lose market share. If we opt to distribute our products directly upon termination of existing arrangements with our distributors, ramping up our logistics and shipping capabilities could require significant time and financial commitments, which could materially and adversely impact our market share and results of operations. We cannot assure you that we will be able to successfully transition to direct distribution in a timely or profitable manner.

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

Legal, Regulatory, Safety and Security Risks

Silicosis and other bodily injury claims may have a material adverse effect on our business, operating results and financial condition.

Silicosis is a potentially fatal progressive occupational lung disease and is characterized by scarring of the lungs and damage to the breathing function. Inhalation of dust containing fine silica particles (respirable crystalline silica, or RCS) may occur while performing certain tasks, including among others, processing materials that contain crystalline silica (with quartz having a relatively high crystalline silica content) if safety measures are not implemented, which in turn can cause silicosis and other health issues.

Since 2008, we have been named, either directly or as a third party defendant, in numerous lawsuits alleging damages caused by exposure to RCS related to our products filed by individuals (including fabricators and their employees, and our former employees), their successors, employers and the State of Israel, and in subrogation claims by the National Insurance Institute of Israel (the “NII”), WorkerCover Queensland, Australia, and others. As of December 31, 2020, we were subject to pending lawsuits with respect to 169 injured persons globally (of which 138 were in Israel, 30 in Australia and one in the United States) and had received pre-litigation demand letters with respect to additional 13 persons, in each case relating to silicosis claims. One of the injured persons filed against us a lawsuit in the Central District Court in Israel with a motion for its recognition as a class action; though we reached a settlement agreement with the lead-plaintiff with respect to this claim, it has not yet received court approval, which may on various grounds demand changes to such proposed settlement. Most of the claims asserted against us do not specify a total amount of damages sought and the plaintiffs’ future damages, if any, is intended to be determined at trial or settlement discussions.

Although we intend to vigorously contest the pending claims, we cannot provide any assurance that we will be successful. As of December 31, 2020, we estimated based on the current legal condition in Israel that our total exposure with respect to all then-pending lawsuits in Israel related to 138 injured persons and the un-asserted NII claims was approximately $42.3 million (which we made a provision for on our balance sheet), however, the actual outcome of such lawsuits may vary from our estimate. We believe that we have $8.0 million of coverage under our product liability insurance and, accordingly, our net exposure with respect to such pending claims is estimated to be $34.4 million. The number of injured persons takes into account the claim filed with a motion for its recognition as a class action and does not include pre-litigation demand letters and settled claims for which the settled amount has not been paid yet. It is too early to estimate the probability of the claims filed against us in Australia, which we intend to vigorously defend. However, as there is still no precedent in Australia as to the liability of manufacturers and suppliers in silicosis claims, if we fail to defend ourselves in such claims, a negative precedent may be set, which may adversely affect our position in other claims, and accordingly our financial results.

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

Any uninsured damages to which we are subject in existing or future potential litigation, the cost of defending any uninsured claims, compliance costs, and the loss of business from fabricators who no longer find it practical to fabricate our products, may have a material adverse impact on our revenues and profits. Moreover, even if we are found only partially liable to a plaintiff’s damages, in some jurisdictions the plaintiff may seek to collect all his damages from us, requiring us to collect separately from our co-defendants their allocated portion of the damages and there can be no assurance that we will succeed in such collection.

As of December 31, 2020, 22 of our employees, out of which 12 were employed in our plants in Israel as of such date, were banned by occupational physicians from working in a workplace with dust due to diagnose or suspected diagnose of silicosis or other lung diseases, and any expenses not covered by the National Insurance Institute of Israel which we may incur in this respect are not covered by our employer liability insurance. However, so far, we managed to receive contribution in settlements also from insurers of fabricators, although insurers (such as ours) alleged that there is no insurance coverage for silicosis in employer liability insurance. In addition, as of December 31, 2020 there were two outstanding lawsuits that had been filed against us by former employees.

We currently have limited product liability insurance policies, which apply to us and our subsidiaries and cover claims related to bodily injuries though in most cases these policies exclude damages caused by exposure to hazardous dust. In recent years, we have been able to obtain such insurance only on less favorable terms than previously. If we are unable to renew our product liability insurances at all or in part, if we cannot obtain insurance on as favorable terms as previously, or if our insurance is terminated early, decreased, provides inadequate coverage or if we are subject to silicosis-related claims excluded by our product liability insurance policy or by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance. For example, as of April 2020 our Australian product liability insurance ceased coverage of newly diagnosed silicosis related claims. Such events might have a material adverse effect on our business and results of operations. As of December 31, 2020, our insurance receivables for silicosis-related claims totaled $8.0 million. Although we believe that it is probable that such receivables will be paid to us when such payments are due, if our insurers become insolvent in the future or for other reason do not pay such amounts in full or on a timely basis, such failure could have a material adverse effect on our financial results and cash flow.

In addition, media coverage regarding the hazards associated with exposure to RCS in the engineered quartz surfaces, which intensified significantly primarily in Australia during 2020, may adversely affect consumer preferences toward our products, damage our brand and reputation and lead to loss of sales and a material adverse effect to our revenues and financial results. Increased awareness of this issue, and media focus may also trigger greater governmental and regulatory scrutiny and action, which may increase our costs of compliance therewith, lead to greater propensity for litigation against us or ultimately even result in a ban of quartz-based products.

Any of the risks described above relating to claims regarding silicosis and other bodily injury claims may have a material adverse effect on our business, operating results and financial condition. For more information, see “ITEM 8.A: Financial Information—Legal Proceedings—Claims related to alleged silicosis and other injuries.” See also Note 10 to the financial statements included elsewhere in this report.

Regulatory requirements and any changes thereto relating to hazards associated with exposure to RCS in stone and engineered quartz surfaces may adversely and materially affect our business.

During recent years, after identifying exposure to silica in the engineered quartz and stone countertop industry as a health hazard to workers involved in manufacturing, cutting, fabricating, finishing and installing quartz and stone countertops, several local regulatory bodies have issued safety alerts and promoted new regulations. For example, in 2015, the Israeli Ministry of Economy and Industry (“IMEI”) proposed a new law aimed at improving the health, protection and safety of persons engaged in fabrication of engineered quartz surfaces by imposing, among other things, obligations to obtain permits for operating a fabrication business. While, that law did not pass, there is still a possibility of regulatory involvement or renewed attempts for legislation that could adversely affect our market and so results of our operations. In July 2019, the Australian federal government established a national dust disease taskforce in light of the re-emergence of silicosis. In October 2019, Queensland State in Australia approved a new code of practice on managing RCS exposure in the stone benchtop industry, that included, among others, prohibiting uncontrolled dry cutting and periodic air monitoring requirements. In early 2020, Victoria State in Australia announced its intention to execute a licensing initiative in its territory, after prohibiting uncontrolled dry cutting of engineered stone. Western Australia State recently changed its exposure standard for RCS, in addition to launching a new health surveillance requirement for silica, according to which employers will be required to provide a low-dose high-resolution CT scan instead of the previously required chest X-ray. In February 2020, the U.S. Occupational Safety and Health Administration published a National Emphasis Program addressing the hazards of silica in various industries. Contemplated and current regulatory initiatives in the U.S., Australia and Israel are necessary to improve health and safety, however, these changes may also disrupt the market or impose burdens on fabricators and distributors potentially causing them to shift towards using other materials, which could materially and adversely impact our business. Further regulatory changes regarding the ability to use, process or sell stone countertops, particularly engineered quartz, and the safety measures required in such activities may materially adversely affect our business.

In New-South Wales, Australia, a Legislative Council Committee was formed to review the State’s response to silicosis in the manufactured stone industry. The Legislative Council Committee issued its final report in March 2020 after receiving submission and holding hearings with interested parties, and recommended, among other things: providing all manufactured stone workers a low-dose high-resolution CT scan (instead of X-ray); obliging all manufacturers and suppliers to provide safety data sheets and to affix standardized warning labels on all manufactured stone products; further reducing the workplace exposure standard for RCS; and establishing a silicosis register.

We may be required to incur additional expenses associated with exposure to RCS in the engineered quartz surfaces industry to enhance our compliance with current and future laws, regulations or standards. Failure to comply with existing regulatory requirements or any changes thereto may expose us to regulatory actions (as detailed below in “—The extent of our liability for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate and could negatively impact our financial condition and results of operations”) as well as to lawsuits by our employees. Greater regulatory scrutiny and action may also lead to greater propensity for litigation against us or ultimately result in a government ban of our products.

Environmental, health and safety regulations, product liability regulations, industry standards and other similar matters may be costly, difficult or impossible to comply with under our existing operations and could negatively impact our financial condition and results of operations.

Our manufacturing facilities are subject to numerous Israeli, U.S. federal and state (Georgia) and Indian federal and (Gujarati)laws and regulations, as well as to industry standards and policies imposed by our customers (such as IKEA and Home Depot), relating to environmental, health and safety, use of our products and other matters such as dust, acetone and styrene control, as detailed in “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters.” Other aspects of our activities are subject to local laws wherever we operate, including Canada, Australia, Singapore and the United Kingdom. Our recently purchased plant in India is relatively new, thus is still in the stages of adjustments to comply with local regulations and permits, including issues of groundwater abstraction and water consumption, gas use, diesel generator capacity use and emission standards. Violations of environmental, health and safety laws and regulations may lead to civil and criminal sanctions against us, our directors, officers or employees. Liability under these laws and regulations and compliance with various industry standards and policies involves inherent uncertainties and in some cases may compel the installation of additional equipment and subject us to substantial penalties, injunctive orders and facility shutdowns, as well as damages to our reputation and brand and may therefore lead to loss in revenue. If our operations are enjoined because of failure to comply with such regulations, or if we are required to install expensive equipment in order to meet regulatory requirements, it could materially adversely affect our results of operations. Any contemplated expansion of our facilities will also need to meet standards imposed by laws, regulations and other industry standards. Violations of environmental laws could also result in obligations to investigate or remediate potential contamination, third-party property damage or personal injury claims resulting from potential migration of contaminants off-site. Violations of such laws and regulations may also constitute a breach of current or future commercial contracts we have with third parties and impact our cooperation with customers and suppliers. We have identified in the past and may identify in the future compliance risks related to environmental and health and safety regulation standards. Preparation and implementation of mitigation plans for such risks may take time during which we may not be in full compliance with applicable laws and standards.

In addition, the operation of our manufacturing facilities in Israel, the United States (Georgia) and India (Gujarat) is subject to applicable permits, standards, licenses and approvals. Any expansions or improvements to our facilities will be subject to obtaining appropriate permits, and we cannot be certain that such permits will be obtained in a timely matter, or at all. For detailed information, see “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters”. We expect our business licenses to be extended by the relevant authorities for a specified term and we intend to seek subsequent extensions on an ongoing basis. Generally, failure to obtain a permit or license required for the operation of our facilities, or failure to comply with the requirements thereunder, may result in civil and criminal penalties, fines, court injunctions, imprisonment, and operations stoppages. If we are unable to obtain, extend or maintain the business license for any of our plants, we would be required to cease operations at such location, which would materially adversely affect our results of operations. Our ability to obtain necessary permits and approvals for our manufacturing facilities may be subject to additional costs and possible delays beyond our initial projections. In addition, to demonstrate compliance with underlying permits licenses or approvals, we are required to perform a considerable amount of monitoring, record-keeping and reporting. We may not have been, or may not be, at all times, in complete compliance with such requirements and we may incur material costs or liabilities in connection with such violations, or in connection with remediation at our sites or certain third-party manufacturing sites if we are found liable in relation thereto.

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

New environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments in Israel, the United States (Georgia) and India (Gujarat) could require us to make additional unforeseen expenditures. These expenditures and other costs for environmental compliance could have a material adverse effect on our business’s results of operations, financial condition and profitability. The range of reasonably possible losses from our exposure to environmental liabilities in excess of amounts accrued to date cannot be reasonably estimated at this time. For example, recently the Israeli Ministry of Environmental Protection added to the requirements involved in extending a plant's toxin permit additional conditions regarding cyber risk management, which apply immediately.

In addition, our manufacturing, distribution and other facilities are subject to health and safety regulations, including workplace safety and transportation. Although we introduced safety rules and procedures at all our facilities and provide safety trainings to our employees and contractors on a regular basis, breaches of such safety measures have occurred in the past and may occur in the future. If our employees or contractors do not follow and we do not successfully enforce the safety procedures established in our facilities or otherwise do not meet the relevant laws and standards, our employees or contractors may be subject to work-related injuries. As a result, we and our officers and directors could be subject to claims, fines, orders and injunctions due to workplace accidents involving our employees or contractors. For example, in recent years, serious accidents related to our operations occurred in Canada. Although we believe that such accidents resulted from safety breaches by our contractors, for one of these accidents, proceedings were filed against us by the local authorities. Although we maintain workers’ compensation and liability insurance, it may not provide adequate coverage against potential liabilities and can expose us, our directors and officers to administrative and criminal proceedings.

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

We are currently involved in several legal disputes, including against certain fabricators (our customers) and their employees in Israel and Australia, as well as against our former workers, as further detailed in “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” In addition, from time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including contract law, intellectual property rights, employment, product liability and warranty claims, and claims related to modification and adjustment or replacement of product surfaces sold.

The outcome of litigation and other legal matters is always uncertain, and the actual outcome of any such proceedings may materially differ from estimates. An adverse ruling in these proceedings could have a materially adverse effect on us. If we are unsuccessful in defending such claims or elect to settle any of these claims, we could incur material costs and could be required to pay varying amounts of monetary damages, some of which may be significant, and/or incur other penalties or sanctions, some or all of which may not be covered by insurance. For example, we have recently settled a lawsuit that was filed against us by a customer, according to which we have paid approximately $0.5 million. Although we maintain product liability insurance, we cannot be certain that our coverage, if applicable, will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. These material costs could have a materially adverse effect on our business, results of operations and financial condition.

Our operating results may suffer due to our failure to manage our international operations effectively or due to regulatory changes in foreign jurisdictions where we operate.

Our products are sold in over 50 countries throughout the world, our raw materials, equipment and machinery are acquired in different countries, our products are manufactured in Israel, the United States (“U.S.”) and India, and our global management operates from Israel. We are therefore subject to risks associated with having international operations and expanding globally. Accordingly, our sales, purchases and operations are subject to risks and uncertainties, including:

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

Significant political developments could also have a materially adverse effect on us. In the United States (“U.S.”), due to our substantial sales, distribution, import and manufacturing operations, potential or actual changes in fiscal, tax and labor policies could have uncertain and unexpected consequences that materially impact our business, results of operations and financial condition.

Tariffs, taxes or other trade barriers could require us to change manufacturing sources, reduce prices, increase spending on marketing or product development, withdraw from or not enter certain markets or otherwise take actions that could be adverse to us. For example, in the United States, the Trump administration has imposed tariffs on imports from China, Mexico, Canada and other countries, and has expressed support for greater restrictions on free trade and increase tariffs on goods imported into the United States. For example, in the United States, the recent change in administration may cause changes to the prior imposition of tariffs on imports from China, Mexico, Canada and other countries under the Trump Administration. Any such changes may impact the level of free trade or tariff prices on goods imported into the United States Changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our sales in the U.S. In Europe, the U.K. formally exited the European Union (“E.U.”) on January 31, 2020 (“Brexit”). The European Commission and the U.K. government announced a withdrawal agreement providing for a transition period, during which E.U. law was applicable to and in the U.K. and which ended on December 31, 2020. Although on December 30, 2020, a Trade and Cooperation Agreement was signed between the E.U. and the U.K., which is provisionally applied as of January 1, 2021, significant uncertainty exists as to the scope, nature and terms of any future relationship, and potentially divergent national laws and regulations may result. Although the E.U. is not a key market of ours, Brexit has and for the foreseeable future will continue to adversely affect economic and market conditions in the U.K., the E.U. and its member states and elsewhere, and contribute to uncertainty and instability in global financial markets, which may adversely affect our business and financial condition to the extent the global economy or home renovation, remodeling and construction sectors are negatively impacted or harm our ability to further expand into the European and U.K. markets.

The regulatory framework for privacy and data security issues worldwide is currently in flux and is likely to remain so for the foreseeable future. A failure by us or a third-party contractor providing services to us to comply with applicable privacy and data security laws and regulations may result in sanctions, statutory or contractual damages or litigation.

All these risks could also result in increased costs or decreased revenues, either of which could have a materially adverse effect on our profitability. As we continue to expand our business globally, we may have difficulty anticipating and effectively managing these and other risks that our global operations may face, which may materially and adversely affect our business outside of Israel and our financial condition and results of operations.

We may have exposure to greater-than-anticipated tax liabilities.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” in determining our accrued liability for unrecognized tax benefits, which totaled approximately $3.7 million as of December 31, 2020. See also note 12 to our financial statements included elsewhere in this report. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We have entered transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. The amount of income tax that we pay could be materially and adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates. From 2015 onward, our U.S. manufacturing operations also carry inter-company transactions at transfer prices and arrangements set by us. We cannot be certain that tax authorities will not disfavor our inter-company arrangements and transfer prices in the relevant jurisdictions. Taxing authorities outside of Israel could challenge our allocation of income between us and our subsidiaries and contend that a larger portion of our income is subject to tax in their jurisdictions, which may have higher tax rates than the rates applicable to such income in Israel. Any adjustment in one country while not followed by counter-adjustment in the other country, may lead naturally to double taxation for the group. Any change to the allocation of our income as a result of review by such taxing authorities could have a negative effect on our operating results and financial condition.

Our facilities in Israel receive different tax benefits as “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (“Investment Law”), with our production lines qualifying to receive different grants and/or reduced company tax rates. Therefore, some of our production lines also receive tax benefits based on our revenues and the allocation of those revenues between the two facilities in Israel. As a result, the Israeli taxing authorities could challenge our allocation of income between these two facilities and contend that a larger portion of our income is subject to higher tax rates. In Israel, there are no tax benefits to production outside of the country. As such, our portion of taxable income in Israel that relates to the U.S. manufacturing facility might not have tax benefits, based on certain interpretations. The Israel Tax Authority (“ITA”) could challenge the allocation of income related to production in Israel and income related to production outside of Israel, which may result in significantly higher taxes. There are currently no legal regulations governing this allocation and certain of the ITA’s internal guidelines have ambiguities. Moreover, we may lose all our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA).

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

We are entitled to a property tax abatement (starting in the 2014 tax year) with respect to our U.S manufacturing facility and the capital investment made in such facility for ten years at 100% and an additional five years at 50% subject to our satisfaction of certain qualifying terms with respect to headcount, average salaries paid to our employees and total capital investment amount in our U.S manufacturing facility. The tax abatement is granted pursuant to bond purchase loan agreements we entered with the Development Authority of Bryan County. If we do not meet the qualifying terms of the bond, we will bear the applicable property tax, which will be recognized in our operating costs and which would materially and adversely impact our projected margins and results of operations. See “ITEM 4.D: Information on the Company—Property, Plants and Equipment.”

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended.

A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders who each own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholder”). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether we are treated as a CFC). Generally, 10% U.S. Shareholders of a CFC are required to report annually and include currently in its U.S. taxable income such 10% U.S. Shareholder’s pro rata share of the CFC’s “Subpart F income”, “global intangible low-taxed income”, and investments in U.S. property by CFCs, regardless of whether we make an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC. An individual that is a 10% U.S. Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a 10% U.S. Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a 10% U.S. Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a 10% U.S. Shareholder with respect to any such CFC or furnish to any 10% U.S. Shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to an investment in our ordinary shares.

The steps that we have taken to protect our brand, technology and other intellectual property may not be adequate, and we may not succeed in preventing others from appropriating our intellectual property.

We believe that our trademarks (registered and unregistered) are important to our brand, success and competitive position. We anticipate that, as the countertop market becomes increasingly competitive, maintaining and enhancing our brand, proprietary technology and other intellectual property may become more important, difficult and expensive. In the past, some of our trademark applications for certain classes of applications of our products have been rejected or opposed in certain markets. We have in the past, are currently, and may in the future be, subject to opposition proceedings with respect to applications for registration of our intellectual property, such as our trademarks. As with all intellectual property rights, such application may be rejected entirely or awarded subject to certain limitations such as territories, any current or future markets or applications. These limitations to registering our brand names and trademarks in various countries and applications may restrict our ability to promote and maintain a cohesive brand throughout our key markets, which could materially harm our competitive position and materially and adversely impact our results of operations. Additionally, if we are unsuccessful in challenging a third party’s products based on trademark infringement, continued sales of such products could materially and adversely affect our sales and our brand and result in the shift of consumer preference away from our products.

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

Third parties have claimed, and may from time to time claim, that our current or future products infringe their patent or other intellectual property rights. Under such circumstances, we may be required to expend significant resources in order to contest such claims and, in the event that we do not prevail, we may be required to seek a license for certain technologies, develop non-infringing technologies or discontinue some of our products. In addition, any future intellectual property litigation, regardless of its outcome, may be expensive, divert the efforts of our personnel and disrupt or damage relationships with our customers.

For more information, see “ITEM 4.B: Information on the Company—Business Overview—Intellectual Property.”

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

Risks Related to our Relationship with Kibbutz Sdot-Yam

Our directors and executive officers who are members of Kibbutz Sdot-Yam and Tene may have conflicts of interest with respect to matters involving the Company.

As of March 18, 2021, the Kibbutz, together Tene, being parties to a voting agreement, beneficially owned 40.7% of our shares. Both the Kibbutz and Tene are deemed our controlling shareholders under the Israeli Companies Law. The Kibbutz and Tene also agreed to use their best efforts to prevent any dilutive transactions that would reduce the Kibbutz’s holdings in us below 26% on a fully diluted basis and to cause that at least four directors on behalf of the parties are elected to our board of directors. For more information, see “ITEM 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” Two members of our board of directors and a number of our key employees are members of the Kibbutz. Certain of these individuals also serve in different positions in the Kibbutz, including business manager of the Kibbutz. Such individuals have fiduciary duties to both us and Kibbutz Sdot-Yam. As a result, our directors and executive officers who are members of the Kibbutz may have real or apparent conflicts of interest on matters affecting both us and the Kibbutz and, in some circumstances, such individuals may have interests adverse to us. For example, in the annual general meeting of our shareholders held in December 2015, the Kibbutz opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees identified by the Kibbutz as independent. In addition, two members of our board of directors, including the chairman of the board of directors, also serve as partners in Tene. Since these individuals have fiduciary duties to both us and Tene, there may be real or apparent conflicts of interest in this respect as well. See “ITEM 6.A: Directors, Senior Management and Employees—Directors and Senior Management.”

Our headquarters and one of our two manufacturing facilities in Israel are located on lands leased by Kibbutz Sdot-Yam from the Israel Lands Administration and the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd. If we are unable to continue to lease such lands from Kibbutz Sdot-Yam, our business and future business prospects may suffer.

One of our manufacturing facilities, our headquarters and our research and development facilities are located on lands leased by the Kibbutz pursuant to two lease agreements between the Kibbutz and the ILA, and an additional lease agreement between the Kibbutz and the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd. (“Caesarea Development Corporation”).

The first lease agreement between the Kibbutz and the ILA has been extended through 2060. The second agreement between the Kibbutz and the ILA expired in late 2009, and in February 2017, the District Court approved a settlement pursuant to which the Kibbutz and the ILA will enter into a new lease agreement for a period of 49 years, with an option to renew for additional 49 years. Based on information we received from the Kibbutz, the parties are still in the process of finalizing the terms of the lease agreement. Previous agreements between the Kibbutz and the ILA with respect to this property contained restrictions with respect to the use of the property by the Kibbutz. We cannot assure you that our current use of the property and the rights granted to us by the Kibbutz pursuant to the land use agreement will not provide the ILA with the right to terminate the rights of the Kibbutz to the property.

The lease agreement between the Kibbutz and the Caesarea Development Corporation permits the Kibbutz to use the property for the community needs of the Kibbutz and is in effect until year 2037. Caesarea Development Corporation charges the Kibbutz based on the use of the relevant portion of the property for industrial purposes, and thus, has provided recognition to the Kibbutz’s use of such portion of the property for industrial purposes.

Each of the ILA and the Caesarea Development Corporation may terminate their respective lease in certain circumstances, including if the Kibbutz breaches its agreements therewith, commences proceedings to disband or liquidate, or in the event that the Kibbutz ceases to be organized as a “kibbutz” as defined in the lease (meaning, a registered cooperative society classified as a kibbutz). If any of the leases and the rights of Kibbutz Sdot-Yam to use the properties described above terminate, we may be unable to maintain our operations on these lands, which would have a materially adverse effect on our operations.

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

Our Bar-Lev facility is leased from the Kibbutz pursuant to a land purchase and leaseback agreement effective as of September 1, 2012. The land purchase and leaseback agreement was simultaneously executed with a land use agreement pursuant to which the Kibbutz permits us to use the site for a period of ten years with an automatic renewal for an additional ten years unless we provide the Kibbutz two years’ advance notice that we do not wish to renew the lease.

Our Sdot-Yam facility, located in the Kibbutz, is also leased from the Kibbutz, pursuant to a land use agreement effective as of March 2012 for a period of 20 years. We may not terminate the operation of either of the two production lines at our Sdot-Yam facility as long as we continue to operate production lines elsewhere in Israel. Additionally, our headquarters must remain at the Kibbutz. As a result of these restrictions, our ability to reorganize our manufacturing operations and headquarters in Israel is limited.

In addition, pursuant to the agreements we entered into with the Kibbutz with respect to our Bar-Lev and Sdot-Yam facilities, in the event of a material change in the payments made by the Kibbutz to the ILA or the Caesarea Development Corporation or changes in the market conditions, every three years the Kibbutz may appoint an independent appraiser to reassess the fees we agreed to pay to the Kibbutz in light of such changes. If an independent appraiser concludes that the fees payable by us to the Kibbutz for the Bar-Lev and Sdot-Yam facilities are below market, the Kibbutz can, in its sole discretion, adjust such fees to the market value with a binding effect on us.

Pursuant to the land use agreements between us and the Kibbutz, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use under such land use agreements, then, subject to obtaining the permits required by law, the Kibbutz will build such facilities for us by using the proceeds of a loan that we will make to the Kibbutz, which loan shall be repaid to us by off-setting the additional monthly payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof. As a result, we depend on the Kibbutz to build such facilities in a timely manner. While the Kibbutz is responsible under the agreement for obtaining various licenses, permits, approvals and authorizations necessary for our use of the property, with respect to our use of property in Sdot-Yam, we have waived any monetary recourse against the Kibbutz for failure to receive such licenses, permits, approvals and authorizations.

If we are unable to renew our existing lease agreements with the Kibbutz in the future, we may be required to move our Israeli facilities and headquarters to an alternate location. In addition, the Kibbutz may not be able, in a timely manner, to purchase additional land or build additional facilities that we may require due to increased demand for our products or obtain the necessary licenses or permits for existing or current property. This could result in increased costs, substantial delays and disruptions to the manufacturing process, which could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet the existing or increased demand for our products. We may also suffer losses to the extent we have waived monetary recourse against the Kibbutz for failure to obtain licenses and permits for some of our currently leased property. For more information with respect to our agreements with the Kibbutz, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions”.

Regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Our headquarters, research and development facilities and our two manufacturing facilities in Israel are located on lands leased by the Kibbutz. We have entered into certain agreements with the Kibbutz pursuant to which the Kibbutz provides us with, among other things, a portion of our labor force, electricity, maintenance, security and other services. We believe that such services are rendered to us in the normal course of business and they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with the Kibbutz are in the ordinary course of our business and are no less favorable to us than if they had been negotiated with unaffiliated third parties. As a result, the tax treatment for these transactions may also be called into question, which could have a materially adverse impact on our operating results and financial condition. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Under Israeli law, our board, audit committee and shareholders may be required to reapprove certain of our agreements with Kibbutz Sdot-Yam every three years, and their failure to do so may expose us to liability and cause significant disruption to our business.

The Companies Law requires that the authorized corporate organs of a public company approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years, unless a company’s audit committee determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances. Our implementation of this requirement with respect to the agreements entered between us and the Kibbutz may be challenged by regulators and other third parties.

Our audit committee has determined that the terms of all the agreements entered into between us and the Kibbutz are reasonable under the relevant circumstances, except for the manpower agreement entered into between the Kibbutz and us on January 1, 2011, as it relates to office holders, and the services agreement entered into between the Kibbutz and us on July 20, 2011 (as amended). See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.” Our manpower agreement (as it relates to office holders) and our services agreement, each with the Kibbutz, have been reapproved by our shareholders in November 2018 under the Companies Law requirements and are subject to re-approval in 2021.

If our audit committee, board and shareholders do not re-approve the manpower agreement and the services agreement in accordance with the Companies Law, or if it is determined that re-approval of our other agreements with the Kibbutz is required every three years and the re-approval is not obtained, we will be required to terminate such agreements, which may be considered a breach under the terms of such agreements, and could expose us to damage claims and legal fees, and cause significant disruption to our business. In addition, we would be required to find suitable replacements for the services provided to us by the Kibbutz under the manpower agreement and the service agreement, which may take time, and we can provide no assurance that we can obtain the same or better terms with a third party than those we have agreed to with the Kibbutz.

Risks Related to our Ordinary Shares

We cannot provide any assurance regarding the amount or timing of dividend payments.

In February 2018, we declared the distribution of a special cash dividend in the amount of $0.29 per share, paid on March 14, 2018, subject to withholding tax of 20%. We also adopted a dividend policy pursuant to which we pay a quarterly cash dividend in the range of $0.10-$0.15 per share (subject to the applicable tax) up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to the approval of our board of directors. Payments of dividends pursuant to the dividend policy are based on the recommendation of our board of directors, after taking into account applicable legal requirements under Israeli law, the benefit of the Company and its obligations, growth plans and contractual limitations under our credit agreements, and other factors that our board of directors may deem relevant. In the fourth quarter of 2019, we distributed a cash dividend in the amount of $0.15 per share subject to withholding tax of 20%. In February 2020, we revised our dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors. In the fourth quarter of 2020, we distributed a cash dividend in the amount of $0.14 per share subject to withholding tax of 20%. In the event that the calculated dividend is less than $0.10 per share, no dividend shall be paid. We cannot provide assurances regarding the amount or timing of any dividend payments and may decide not to pay dividends in the future.

The price of our ordinary shares may be volatile.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including but not limited to (i) actual or anticipated fluctuations in our results of operations; (ii) variance in our financial performance from the expectations of market analysts; (iii) announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans; (iv) changes in the prices of our raw materials or the products we sell; (v) our involvement in litigation, specifically for example, any adverse precedent set in Australia in connection with silica related claims; (vi) our sale of ordinary shares or other securities in the future; (vii) market conditions in our industry; (viii) changes in key personnel; (ix) the trading volume of our ordinary shares; (x) changes in the estimation of the future size and growth rate of our markets; (xi) changes in our board of directors, including director resignations; (xii) actions of investors and shareholders, including short seller reports and proxy contests; and (xiii) general economic and market conditions unrelated to our business or performance, such as increased shipping and handling markets. See also “—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations”.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company relating to the price of shares. We have been in the past subject to a putative securities class action which was settled and covered by our insurance carriers. We cannot assure you that in the future we may not be subject to further litigation or that it will be fully covered by our insurance carriers.

Our share price is impacted by reports from research analysts, publicly announced financial guidance, investor perceptions and our ability to meet other expectations about our business.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. Recently, two analysts discontinued research coverage of our business. If additional analysts do not establish research coverage, or if the current research analyst ceases coverage of our company or fails to publish reports on our Company regularly, we could lose visibility in the market and demand for our shares may decline, which might cause our share price and trading volume to decline.

The price of our ordinary shares could also decline if one or more securities analysts downgrade our ordinary shares or if one or more of those analysts issue other unfavorable commentary. The market price for our ordinary shares has been in the past, and may be in the future, materially and adversely affected by statements made in reports issued by short sellers regarding our business model, our management and our financial accounting. We have also faced difficulty in the past accurately projecting our earnings and have missed certain of our publicly announced guidance. If our financial results for a period do not meet our guidance or if we reduce our guidance for future periods, the market price of our ordinary shares may decline. We have experienced in the past, and may experience in the future, a decline in the value of our shares as a result of the foregoing factors.

Public environmental, social and governance (“ESG”) and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. We may face reputational damage in the event our corporate responsibility initiatives or objectives do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our common stock from consideration by certain investors. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks.

The substantial share ownership position of Kibbutz Sdot-Yam and Tene will limit your ability to influence corporate matters.

As of March 18, 2021, the Kibbutz and Tene beneficially owned 40.7% of our outstanding ordinary shares. As a result of this concentration of share ownership and their voting agreement described above, the Kibbutz and Tene are considered controlling shareholders under the Israeli Companies Law, and, acting on their own or together, will continue to have significant voting power on all matters submitted to our shareholders for approval. These matters include:

•

the composition of our board of directors (other than external directors);

•

approving or rejecting a merger, consolidation or other business combination; and

•

amending our articles of association, which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests initiated by other shareholders, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over then-prevailing market price of our ordinary shares. The interests of the Kibbutz or Tene may not always coincide with the interests of our other shareholders. This concentration of ownership may also lead to proxy contests. For example, prior to the voting arrangement between Tene and the Kibbutz, in connection with our annual general meeting of shareholders held in December 2015, the Kibbutz issued a proxy to our shareholders, in which it opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees. Such initiatives, which may not coincide with the interests of our other shareholders, result in us incurring unexpected costs and could divert our management’s time and attention. This concentration of ownership may also materially and adversely affect our share price.

In recent years, Israeli issuers listed on securities exchanges in the United States have also been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Responding to these types of actions by activist shareholders could be costly and time-consuming for management and our employees and could disrupt our operations or business model in a way that would interfere with our ability to execute our strategic plan.

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

As of March 18, 2021, we had 34,441,321 shares outstanding. This included approximately 14,029,494 ordinary shares, or 40.7% of our outstanding ordinary shares, beneficially owned by the Kibbutz and Tene, which can be resold into the public markets in accordance with the restrictions of Rule 144, including volume limitations, applicable to resales by affiliates or holders of restricted securities.

Sales by us or by the Kibbutz, Tene or other large shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could materially impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

The Kibbutz and Tene may require us to affect a registered offering of up to an additional 11,440,000 shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement or statements will be freely transferable. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration rights agreement.”

In addition to these registration rights, as of March 18, 2021, 3,033,556 ordinary shares were reserved for issuance under our 2011 option plan and our 2020 Share Incentive Plan of which options to purchase 1,464,500 ordinary shares were outstanding, with a weighted average exercise price of $17.9 per share, and 87,703 restricted stock units (“RSUs”) were outstanding. To the extent they are covered by our registration statements on Form S-8, these shares may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

Risks Relating to our Incorporation and Location in Israel

If we fail to comply with Israeli law restrictions concerning employment of Jewish employees on Saturdays and Jewish holidays, we and our office holders may be exposed to administrative and criminal liabilities and our operational and financial results may be materially and adversely impacted.

We are subject to the Israeli Hours of Work and Rest Law, 1951 (“Rest Law”), which imposes certain restriction on the employment terms and conditions of our employees. Among others, the Rest Law prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the Israeli Ministry of Economy and Industry (the “IMEI”). Employment of Jewish employees on such days without a permit constitutes a violation of the Rest Law. We received a permit from the IMEI to employ Jewish employees on Saturdays and Jewish holidays in connection with most of the production machinery in our Sdot-Yam facility, effective until December 31, 2022. There is no assurance that we will be able to maintain such permit while we do not actually employ Jewish employees on Saturdays, or, if cancelled by the IMEI, that we will be able to obtain such permit in the future. If we fail to obtain such permit in the future or if we are deemed to be in any violation of the Rest Law, we may be required to halt operations of our manufacturing facilities on Saturdays and Jewish holidays, we and our officers may be exposed to administrative and criminal liabilities, including fines, and our ability to utilize our Sdot-Yam facility and therefore our operational and financial results could be materially and adversely impacted.

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

Our facilities are in range of rockets that may be fired from Lebanon, Syria or the Gaza Strip into Israel. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to deliver products to customers could be materially and adversely affected. Our commercial insurance in Israel covers losses that may occur as a result of acts of war or terrorist attacks on our facilities and disruption to the ongoing operations for damages of up to $40 million, if such damages are not covered by the Israeli government, which in certain cases covers direct damages caused by terrorist attacks or acts of war. Even if insurance is maintained and adequate, we cannot assure you that it will reduce or prevent any losses that may occur as a result of such actions or will be exercised in a timely manner to meet our contractual obligations with customers and vendors.

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

On Israel’s domestic front there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December of 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice – in April and September – and a third general election in March 2020. In December 2020, the Knesset was once again dissolved, and the date for the next general elections was set for March 23, 2021. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2020, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. Given the likelihood that the current political stalemate might not be resolved during the next calendar year, our ability to collaborate effectively with governmental bodies could be adversely materially affected.

Our operations may be affected by negative economic conditions or labor unrest in Israel.

General strikes or work stoppages, including at Israeli seaports, have occurred periodically or have been threatened in the past by Israeli trade unions due to labor disputes. These general strikes or work stoppages may have a materially adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner. These general strikes or work stoppages, in Israel or in other countries where we, our subsidiaries, suppliers and distributors operate, may prevent us from shipping raw materials and equipment required for our production and shipping our products by sea or otherwise to our customers, which could have a materially adverse effect on our results of operations.

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

Effective as of January 1, 2011, the Investment Law was amended (“Amendment No. 68” or the “2011 Amendment”). Under Amendment No. 68, the criteria for receiving tax benefits were revised. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible to be included in future Israeli tax benefit programs. We may lose all our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA). We do not foresee such circumstances as probable in the coming years. Our current Preferred Enterprise tax rates between 2015 and 2017 were 16% for the portion of our income related to the Sdot-Yam manufacturing facility and 9% for the portion of our income related to the Bar-Lev manufacturing facility. From 2018 onward, the tax rate for the portion of our income related to the Bar-Lev manufacturing facility was reduced to 7.5% and Sdot-Yam tax rate remains unchanged.

Historically, some portions of income were tax exempt, but that is no longer the case. In the event of a distribution of a dividend from the tax-exempt income described above, we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) in accordance with the effective corporate tax rate that would have been applied had we not relied on the exemption. In addition to the reduced tax rate, a distribution of income attributed to an “Approved Enterprise” and a “Beneficiary Enterprise” will be subject to 15% withholding tax (or a reduced rate under an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). As for a “Preferred Enterprise,” dividends are generally subject to 20% withholding tax from 2014 (or a reduced rate under an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, because we announced our election to apply the provisions of Amendment No. 68 prior to June 30, 2015, we will be entitled to distribute exempt income generated by any Approved/Beneficiary Enterprise to our Israeli corporate shareholders tax free (See “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 1959”).

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

We are incorporated in Israel. Other than one director, none of our directors, or our independent registered public accounting firm, is a resident of the United States. None of our executive officers is resident in the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

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

Israeli corporate law regulates mergers by mandating certain procedures and voting requirements and requires that a tender offer be affected when more than a specified percentage of shares in a company are purchased. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association—Acquisitions under Israeli law.”

Under Israeli law, our two external directors have terms of office of three years. Our current external directors have been elected by our shareholders to serve for a three-year term commencing December 1, 2020.

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

Under the Israeli Economic Competition law (formerly, the Restrictive Trade Practices Law, 1988) (the “Israeli Competition Law”), a company that either supplies more than 50% of any asset or service in Israel or, in some cases, in a specific geographical area in Israel, or holds market power in a relevant market, is deemed to be a monopoly. The determination of monopoly status depends on an analysis of the relevant product or service market, but it does not require a positive declaration, and the status is achieved by virtue of such market share threshold being crossed or the existence of market power.

Depending on the analysis and the definition of the relevant product market in which we operate, we may be deemed to be a “monopoly” under Israeli law. Under the Israeli Competition Law, a monopoly is prohibited from participating in certain business practices, including unreasonably refusing to provide the relevant product or service, or abuse of market power by means of discriminating between similar transactions or charging what are considered to be unfair prices, and from engaging in certain other practices. The Israeli Competition Commissioner may determine that a company that is a monopoly has abused its position in the market and may subsequently order such company to change its conduct in matters that may materially and adversely affect the public, including imposing business restrictions on a company determined to be a monopoly and giving instructions with respect to the prices charged by the monopoly. If we are indeed deemed to be a monopoly and the Commissioner finds that we have abused our position in the market by taking anticompetitive actions and using anti-competitive practices, such as those described above, it would serve as prima facie evidence in private actions and class actions against us alleging that we have engaged in anti-competitive behavior. Furthermore, the Commissioner may order us to take or refrain from taking certain actions, which could limit our ability to freely conduct our business. Violations of the Israeli Competition Law can constitute a criminal offence, may lead to civil claims, administrative penalties and may expose a company to class actions.

Sales in Israel accounted for approximately 8.4% of our revenues in 2020. We have a significant market position in certain jurisdictions outside of Israel and cannot assure you that we are not, or will not become, subject to the laws relating to the use of dominant product positions in particular countries, which laws could limit our business practices and our ability to consummate acquisitions.

General Risk Factors

Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.

Our ability, and that of our suppliers, OEM suppliers, distributors, customers and other third parties, to develop, manufacture, transport, distribute, sell, install and use our products is critical to our success. Damage or disruption to our or their operations could occur due to various factors, some of which cannot be foreseen, including, among others, adverse weather conditions (including any potential effects of climate change) or natural disasters, such as a hurricane, tornado, earthquake, wildfire or flooding; government action; economic or political uncertainties or instability; fire; terrorism; outbreak or escalation of armed hostilities; safety warnings or recalls; health epidemics or pandemics or other contagious outbreaks, such as the ongoing COVID-19 pandemic discussed above; supply and commodity shortages; unplanned delays or unexpected problems associated with repairs or enhancements of facilities in which such products are made, manufactured, distributed or sold; loss or impairment of key manufacturing sites; cyber incidents, including the disruption or shutdown of computer systems or other information technology systems at our offices, plants, warehouses, distribution centers or other facilities or those of our suppliers and other third parties; industrial accidents or other occupational health and safety issues; telecommunications failures; power, fuel or water shortages; strikes, labor disputes or lack of availability of qualified personnel; or other reasons beyond our control or the control of such third parties. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could continue to result in adverse effects on our business, financial condition or results of operations.

If we do not manage our inventory effectively, our results of operations could be materially adversely affected.

We must manage our inventory effectively in order to meet the demand for our products. If our forecasts for any Specific Stock Keeping unit (“SKU”) exceed actual demand, we could experience excess inventory, resulting in increased logistic costs. If we ultimately determine that we have excess inventory, we may have to reduce our prices and write-down inventory which could have an adverse effect on our business, financial condition and results of operations. If we have insufficient inventory levels, we may not be able to respond to the market demand for our products, resulting in reduced sales and market share.

Changes in trade policy in the United States and other countries, the imposition of tariffs and the resulting consequences, may materially adversely impact our business, results of operations and financial condition.

The U.S. government has indicated and demonstrated its intent to alter its approach to international trade policy through the renegotiation, and potential termination, of certain existing bilateral or multi-lateral trade agreements and treaties with, and the imposition of tariffs on a wide range of products and other goods from, a number of countries. It is currently unclear whether the recent change in administration could result in changes to the prior imposition of tariffs on imports from China under the Trump Administration. Given the unpredictable nature of the U.S.-China relationship and its sizable impact on global economic stability, our business and operating success may be materially adversely affected if recent normalization attempts by these two countries do not endure and additional tariffs or other restrictions on free trade are imposed by either country. In addition, we have been and may continue to be affected by antidumping and countervailing duty orders by the DOC and ITC that prevent Chinese, Indian and Turkish importers from selling quartz surface products at less than fair value in the U.S. For more information, see “If we are unable to compete with lower-priced products perceived as comparable to ours, our market share may decrease, and our financial results may be adversely and materially impacted.”

Our limited resources and significant competition for business combination or acquisition opportunities may make it difficult for us to complete a combination or acquisition, and any combination or acquisition that we complete may disrupt our business and fail to achieve our intended objectives.

We have in the past and intend to continue growing our business through a combination of organic growth and acquisitions. For more information, see “ITEM 4: Information on the Company—History and Development of the Company—Our History.” While we believe there are a number of target businesses we might consider acquiring, including, in certain instances, our distributors, manufacturers of quartz surfaces and other surfaces like ceramic, we may be unable to persuade those targets of the benefits of a combination or acquisition. Our ability to compete with respect to a combination with or acquisition of certain larger target businesses will be determined by, among other factors, our available financial resources. This inherent competitive limitation may give others an advantage in pursuing such combinations or acquisitions.

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

If we are not successful in completing combinations or acquisitions that we pursue in the future, we may incur substantial expenses and devote significant management time and resources without a successful result. Acquisitions which may include the expansion of our business into new products, like ceramic, and new applications, could distract the attention of management, impose high expenses and investments and expose our business to additional risks. Such acquisitions carry further risks associated with the entry into new business lines in which we do not have prior experience, and there can be no assurance that any such business expansion would be successful. In addition, future combinations or acquisitions could require the use of substantial portions of our available cash, incur significant debt that could impact the way that we run our business, or result in dilutive issuances of securities. For more information, see “—Fully integrating Lioli’s and Omicron’s businesses may be more difficult, costly and time-consuming than expected, which may adversely affect our results of operations and the value of our common shares” and “—In addition to our traditional engineered quartz offering, we have commenced manufacturing of porcelain products and sales of porcelain, natural stone and other materials, and may pursue a further expansion of our product offering, including introducing new products and materials, which may be unsuccessful, and may divert management’s attention and negatively affect our margins and results of operations.” These factors could each adversely impact our share price and, additionally, our share price may be adversely impacted if the market assesses that we overpaid for a particular acquisition.

We depend on our senior management team and other skilled and experienced personnel to operate our business effectively, and the loss of any of these individuals could materially and adversely affect our business and our future financial condition or results of operations.

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess strategic, managerial, sales, marketing, operational, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. We have experienced and may continue to experience employee and management turnover. Retention of institutional knowledge and the ability to attract and retain personnel, as well as the ability to successfully onboard our senior management as a team comprised of several new members, are crucial for implementing our business strategy, without which our business and our future financial condition or results of operations could suffer materially and adversely. We do not carry key man insurance with respect to any of our executive officers or other employees. We cannot assure you that we will be able to retain all our existing senior management personnel and key personnel or to attract additional qualified personnel when needed.

In addition, factors beyond our control may damage or disrupt the ability of our senior management or key employees to perform their critical roles in the Company. In particular, the ongoing COVID-19 pandemic may affect the health and livelihood of our management and employees. The pandemic has led governments in the jurisdictions in which we operate, including the location of our headquarters and manufacturing facilities, to implement reductions in onsite workforce, travel restrictions and individual quarantines. Such limitations may lead to significant changes in the operations of our business, such as reduction in number of shifts at our plants, reduced sales activity and lack of back office support, and materially adversely affect our business and financial condition. See also “—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and financial results” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.”

ITEM 4: Information on the Company

A.History and Development of the Company

Our History

Caesarstone Ltd. was founded in 1987 and incorporated in 1989 in the State of Israel. We are a leading manufacturer and reseller of high-end engineered surfaces used primarily as countertops in residential and commercial buildings. We design, develop and produce engineered quartz and porcelain products that offer aesthetic appeal and functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, and other interior and exterior surfaces.

Our products are currently sold in over 50 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. We acquired the businesses of our former Australian, Canadian, U.S. and Singaporean distributors, and established such businesses within our own subsidiaries in such countries See Note 1 to our Consolidated Financial Statements for the year ended December 31, 2020 for further information regarding the acquisition of our Canadian subsidiary. In March 2012, we listed our shares on the Nasdaq Global Select Market. In 2017, we started selling our products in the U.K. directly through our U.K. subsidiary, Caesarstone (UK) Ltd. In December 2020, we acquired Omicron, a premier stone supplier operating 17 locations across Florida, Ohio, Michigan and Louisiana. We now generate a substantial portion of our revenues in the United States, Australia and Canada from direct distribution of our products. In addition, in October 2020, we acquired a majority stake in Lioli, an India-based producer of porcelain slabs.

We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-143950-7. Our principal executive offices are located at Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel, and our telephone number is +972 (4) 610-9368. We have irrevocably appointed Caesarstone USA as our agent for service of process in any action against us in any United States federal or state court. The address of Caesarstone USA is 1401 W. Morehead Street, Suite 100, Charlotte, NC, 28208. The SEC maintains an internet site at http:/www.sec.gov that contains reports and other information regarding issues that file electronically with the SEC. Our securities filings, including this annual report and the exhibits thereto, are available on the SEC’s website. For more information about us, our website is www.caesarstone.com. The information contained in, or connected with, our SEC filings on the SEC internet site and our website shall not be deemed to be incorporated by reference in this annual report.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2020, 2019 and 2018 amounted to $19.8 million, $23.6 million and $21.0 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines. In 2014 and 2015, our principal capital expenditures were attributed to the construction of the Richmond Hill manufacturing facility with two production lines in the United States. We anticipate that our capital expenditures in 2021 will increase compared to the level of previous years as we are resuming our operational investments, which were to some extent postponed due to the COVID-19 pandemic.

B.Business Overview

The global countertop industry generated approximately $117 billion in sales to end consumers in 2020 based on average installed price, which includes fabrication, installation and other service related costs, as per the following charts:

The majority of our sales are at the wholesale level to fabricators and distributors and exclude fabrication, installation and other service related costs.

We are a leading manufacturer and reseller of high-end engineered surfaces used primarily as countertops in residential and commercial settings. We design, develop produce and source engineered quartz and porcelain products that offer aesthetic appeal and functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, and other interior and exterior surfaces. Engineered quartz is a growing category in the countertop market and continues to take market share from other materials, such as granite, manufactured solid surfaces and laminate. Between 1999 and 2020, global engineered quartz sales to end-consumers grew at a compound annual growth rate of 16.6% compared to a 5.0% compound annual growth rate in total global countertop sales to end-consumers during the same period. Following the Lioli Acquisition, we intend to commence marketing and sales of porcelain countertops under our Caesarstone brand. Porcelain represents one of the fastest growing categories in the global countertop market. and between 2014 and 2020, the porcelain sales to end-consumers grew at a compound annual growth rate of 14.9%.

In recent years, quartz penetration rate, by volume, other than in Israel, increased in our key markets, as detailed in the following chart:

Quartz penetration in our key markets

	For the year ended December 31,
	2020	2016	2014	2012	2010
Region
United States	20%	14%	8%	6%	5%
Australia (not including New Zealand)	47%	45%	39%	35%	32%
Canada	28%	24%	18%	12%	9%
Israel (*)	67%	87%	86%	85%	82%

(*) In Israel the quartz lost market share mainly to porcelain which increased its share in the market from a de-minimis rate in 2016 to 22% in 2020.

Our products consist primarily of engineered quartz and porcelain slabs that are currently sold in over 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. Our products are primarily used as kitchen countertops in the renovation and remodeling and residential construction end markets. Other applications for our products include vanity tops, back splashes, furniture, and other interior and exterior surfaces that are used in a variety of residential and non-residential applications. High quality engineered quartz offers hardness, non-porous characteristics, superior scratch, stains and heat resistance levels, making it durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Porcelain is characterized by durability and stain resistance, as well as extreme heat and UV resistance. Through our design and manufacturing processes we can offer a wide variety of colors, styles, designs and textures.

From 2010 to 2020, our revenue grew at a compound annual growth rate of 8.5%. From 2019 to 2020, our revenue declined at an annual rate of 10.9%. In 2020, we generated revenue of $486.4 million, net income attributable to controlling interest of $7.2 million, adjusted EBITDA of $62.1 million and adjusted net income attributable to controlling interest of $16.5 million. Adjusted EBITDA and adjusted net income attributable to controlling interest are non-GAAP financial measures. See “ITEM 3.A: Key Information—Selected Financial Data” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

Our Products

Our engineered quartz products are generally marketed under the Caesarstone brand. Currently, our porcelain products manufactured in India are marketed under the existing Lioli brand mainly flooring and cladding applications. We intend to move to more high-end porcelain offering, primarily focusing on countertops, and commence marketing and sales of such products under our Caesarstone brand. The majority of our products are installed as countertops in residential kitchens. Other applications of our products include vanity tops, back splashes and exterior surfaces. Our standard size engineered quartz slabs measure 120 inches long by 56 1/2 inches wide, and 131 1/2 inches long by 64 1/2 inches wide for the jumbo slabs, with a thickness of 1/2 of an inch, 3/4 of an inch or 1 1/4 inches, and 3/4 of an inch or 1 1/4 inches for the jumbo slabs. On average engineered quartz surfaces are typically comprised of approximately 85% quartz and approximately 15% polyester and pigments. Our engineered quartz products’ composition gives them superior strength and resistance levels to heat impact, scratches, cracks and chips. Polyester, which acts as a binding agent in our engineered quartz products, make such products non-porous and highly resistant to stains. Pigments act as a dyeing agent to vary our products’ colors and patterns. Our standard size porcelain slabs measure 126 inches long by 63 inches wide, 94 inches long by 47 inches wide and 47 inches by 47 inches mm, with a thickness of 1/2 inches, 1/3 inches and 1/4 inches, in matt and polished finishes. Porcelain surfaces are typically comprised of clay minerals, natural minerals and chemical additives, and offer non-porous characteristics as well as scratch and heat resistance.

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

Our product offerings consist of four collections (after the discontinuation of the Concetto product line), each of which is designed to have a distinct aesthetic appeal. We use a multi-tiered pricing model across our products and within each product collection ranging from lower price points to higher price points. Each product collection is designed, branded and marketed with the goal of reinforcing our products’ premium quality.

We introduced our original product collection, Classico, in 1987, and today, this collection still generates more revenue than our other collections. Launched in 2012, our Supernatural collection, which is marketed as specialty high-end, offers designs inspired by natural stone and which are manufactured using proprietary technology. In 2018, we launched our new Metropolitan collection, inspired by the rough and unpolished textures found in industrial architecture. In 2020, we introduced our Outdoor collection, an innovative product category, which comprises stain resistant, easy-to-clean surfaces, made of a highly durable material, proven to withstand UV-rays and the most extreme environmental conditions over a long term, intended for use in outdoor cooking spaces.

We regularly introduce new colors and designs to our product collections based on consumer trends. We offer over 70 different colors, with five textures and three thicknesses generally available for each collection. Each year we typically introduce between four to eight new colors and models.

In 2018, we began to offer porcelain slabs sourced through OEMs in Israel and following the Lioli Acquisition, we intend to increase our porcelain offering.

In addition, following the Omicron Acquisition, we now offer to our customers in the United States resale of natural stone, as well as fabrication and installation accessories.

A key focus of our product development is a commitment to substantiating our claim of our products’ superior quality, strength and durability. Our products undergo regular tests for durability and strength internally by our laboratory operations group and by external accreditation organizations. Products in our portfolio are accredited by organizations overseeing safety and environment performance, such as the NSF International and GREENGUARD Indoor Air Quality. Generally, our products support green building projects and allow contractors to receive Leadership in Energy and Design (“LEED”) points for projects incorporating our products.

Distribution

Our four largest markets based on sales are currently the United States, Australia (including New Zealand), Canada and Israel. In 2020, sales of our products in these markets accounted for 42.7%, 21.3%, 14.9% and 8.4% of our revenues, respectively. Total sales in these markets accounted for 87.3% of our revenues in 2020. For a breakdown of revenues by geographic market for the last three fiscal years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results.”

Direct Markets

We currently have direct sales channels in the United States, Australia, Canada, Israel, the United Kingdom (“U.K.”) and Singapore. Our direct sales channels allow us to maintain greater control over the entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers, fabricators, architects and designers regarding new developments in tastes and preferences, and have greater control over inventory management. Our subsidiaries’ warehouses in each of these countries maintain inventories of our products and are connected to each subsidiary’s sales department. We supply our products primarily to fabricators, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers. In certain market channels in the U.S. and Canada, such as IKEA, we also provide, together with our products, fabrication and installation services, which we source from third party fabricators. We believe that our supply of a fabricated and installed Caesarstone countertop is a competitive advantage in such channels, which enables us to better control our products’ prices as well as to promote a full solution to our customers.

In Israel, where our headquarters are located, we distribute our products directly to several local distributors who in turn sell them to fabricators. This arrangement reduces our financial exposure and simplifies our logistics in the Israeli market. Although we sell our products to distributors in this market, we consider this a direct market due to the warranty we provide to end-consumers, as well as our fabricator technical and health and safety instruction programs and our local sales and marketing activities. In the United States, Australia, Canada, the United Kingdom, and Singapore we have established direct distribution channels with distribution locations in major urban centers complemented by arrangements with various third parties, sub-distributors or stone suppliers in certain areas of the United States.

Since 2013 and 2014, we have provided quartz countertops to IKEA customers in the United States and Canada, respectively, which we fabricate and install through third parties. Such countertops are then marketed by IKEA not under our brand name. We have engaged several third-party fabricators to provide us with the fabrication and installation services designated for IKEA customers. Since the fourth quarter of 2019 we have provided quartz countertops to Home Depot customers in the United States, under the Caesarstone brand name, whereas the fabrication and installation services are managed by Home Depot.

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

In most cases, we engage one or more distributors to serve a country or territory. Today, we sell our products in over 45 countries through third-party distributors, and over 50 countries in total. Sales to third-party distributors accounted for approximately 10% of our revenues in 2020. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, builders and contractors within their respective territory.

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

Sales and Marketing

Sales

We manufacture or source our products based upon our rolling projections of the demand for our products.

Since 2019, we have operated under a regional structure which consists of North America, APAC, EMEA and Israel. Under this structure, each region manages the direct distribution channels and focuses on penetrating new markets within its territory, as well as further develops its key growth indirect sales markets.

We believe our products still have significant growth opportunities in the United States, Canada and Europe. For information on sales trends in the markets in which we operate, see “ITEM 5: Operating and Financial Review and Prospects—Components of statement of income”. In 2016, we established a direct sales channel in the United Kingdom and starting in January 2017 we have been selling and distributing our products in the U.K. directly through our U.K. subsidiary. In December 2020, we acquired Omicron, a premier stone supplier servicing the Florida, Ohio, Michigan and Louisiana markets in the U.S. We intend to continue to invest resources to further strengthen and increase our penetration in our existing markets. We are also exploring alternative sales channels and methodologies to further enhance our presence in each market.

Marketing

We position our engineered quartz, porcelain and natural stone surfaces as premium branded products in terms of their designs, quality and pricing. Through our marketing, we seek to convey our products’ ability to elevate the overall quality of an entire kitchen or other setting. Our marketing strategy is to deliver this message every time our end-consumers, customers, fabricators, architects and designers meet our brand. We also aim to communicate our position as a design-oriented global leader in engineered surfaces innovation and technology.

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

We implement a multi-channel marketing strategy in each of our territories and market not only to our direct customers, but to the entire product supply chain, including fabricators, developers, contractors, kitchen retailers, builders, architects and designers. We use multiple marketing channels, including advertisements in home interior magazines and websites, the placement of our display stands and sample books in kitchen retails stores and our company website. We share knowledge with fabricators about our products and their capabilities, installation methods and safety requirements through manuals and seminars. In addition, as of 2019 we are operating our “Master of Stone” program, which includes an online training center, aimed at helping us communicate with our fabricators on the topics of Health & Safety, professional know-how and added value content for fabrication plant managers and making safety and professional working guidelines accessible to our fabricators worldwide.

Our marketing materials are developed by our global marketing department in Israel and are used globally. In 2020, we spent $14.5 million on direct advertising and promotional activities.

Our websites are a key part of our marketing strategy enabling us to create data-driven personal relationship, on and off site, in order to increase engagement and conversion to sale. Our websites enable our business partners, customers and end-consumers to view currently available designs, photo galleries of installations of our products in a wide range of settings, instructions with respect to the correct usage of our products and offer an innovative cutting-edge experience with rich content and interactive tools to empower and guide consumers at any stage of their renovation journey. We also conduct marketing activity in the social media arena mainly to increase our brand awareness among end-consumers, architects and designers.

During 2020, we opened a new Israeli showroom named “Caesarstone Concept House” where we introduced innovative technology-driven consumer experience.

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

Research and Development

Our research and development (“R&D”) department is located in Israel. As of December 31, 2020, our R&D department was comprised of 17 employees, all of whom have extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In 2020, R&D costs accounted for approximately 0.8% of our revenues.

The strategic mission of our R&D team is to develop and maintain innovative and leading technologies and top-quality designs, develop new and innovative products according to our marketing department’s roadmap, increase the cost-effectiveness of our manufacturing processes and raw materials, and generate and protect company intellectual property in order to enhance our position in the engineered quartz surface industry. We also study and evaluate consumer trends by attending industry exhibitions and hosting international design workshops with market and design specialists from various regions.

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our direct markets, the warranty period varies. We provide end-consumers with limited lifetime warranties in the United States, Canada and Israel and a ten-year limited warranty in Australia. In our indirect markets, end-consumers, warranty issues on our products are addressed by our local distributor. We provide all our distributors a limited direct manufacturing defect warranty and our distributors are responsible for providing warranty coverage to end-customers. The warranties provided by our distributors vary in term. In our direct markets, following an end-consumer call, our technicians are sent to the product site within a short time. We provide readily accessible resources and tools regarding the fabrication, installation, care and maintenance of our products. We believe our comprehensive global customer service capabilities and the sharing of our service-related know-how differentiate our company from our competitors.

Raw Materials and Service Provider Relationships

Quartz, polyester and pigment are the primary raw materials used in the production of our engineered quarts products. We acquire raw materials from third-party suppliers. Suppliers ship raw materials for our engineered quartz products to our manufacturing facilities in Israel and the U.S. primarily by sea. Our raw materials are generally inspected at the suppliers’ facilities and upon arrival at our manufacturing facilities in Israel and the U.S. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. Our raw materials costs are also impacted by changes in foreign currency exchange rates.

Quartz is the main raw material component used in our engineered quartz products. Raw quartz must be processed into finer grades of sand and powder before we use it in our manufacturing process. We purchase quartz from our quartz suppliers after it was already processed by them. We acquire quartz from suppliers primarily in Turkey, Belgium, India, Portugal, the U.S. and Israel. In 2020, approximately 67% of our quartz, including mainly quartzite, which is used across all of our engineered quartz products was imported from several suppliers in Turkey, out of which approximately 35% (23% of our total quartz) was acquired from each of Mikroman Madencilik San ve TIC.LTD.STI (“Mikroman”) and Polat Maden Sanayi ve Ticaret A.S (“Polat”). Our current supply arrangements with Polat and Mikroman for 2021 are set forth in letter agreements.

Similar to our arrangements with Mikroman and Polat described above, we typically transact business with our quartz suppliers on an annual framework basis, under which we execute purchase orders from time to time. Quartz imported from Turkey, Europe and Israel for our U.S. manufacturing facility entails higher transportation costs.

In most cases, we acquire polyester from several suppliers, on an annual framework basis or purchase order basis based on our projected needs for the subsequent one to three months. Typically suppliers are unwilling to agree to preset prices for periods longer than a quarter and suppliers’ prices may vary during a quarter as well.

Pigments for our engineered quartz production in Israel are purchased from Israel and suppliers abroad. Pigments for our U.S. engineered quartz production are primarily purchased from U.S. vendors.

The principal raw materials for our porcelain products are clay minerals (such as Ukraine clay, bentonite), natural minerals (such as feldspar) and chemical additives. While we acquire feldspar locally from Indian suppliers, Ukraine clay and bentonite are imported from the relevant regions. We typically transact business with our suppliers of raw materials for porcelain products on an annual framework basis, under which we execute purchase orders from time to time.

Our strategy is to maintain, whenever practicable, multiple sources for the purchase of our raw materials to achieve competitive pricing, provide flexibility and protect against supply disruption.

See “ITEM 3.D. Key Information—Risk Factors—We may encounter significant delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products.” For our cost of raw materials in 2020 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

Manufacturing and Facilities

Our products are manufactured at our four manufacturing facilities located in Kibbutz Sdot-Yam in central Israel, Bar-Lev Industrial Park in northern Israel, Richmond Hill, Georgia in the U.S. and, following the Lioli Acquisition, in Morbi, Gujarat in India. Our Sdot-Yam facility includes our first two production lines. We completed our Bar-Lev manufacturing facility in 2005, which included our third production line, and we established our fourth production line at this facility in 2007 and our fifth production line at this facility in 2013. We completed our U.S. manufacturing facility in 2015, where we began to operate our sixth production line in the second quarter of 2015 and our seventh line in the fourth quarter of 2015. In addition to a $135 million as an initial investment, we have the option to further invest and expand in Richmond Hill to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand. During 2020, in response to the pandemic impact on our business we reduced the utilization of our production facilities in Israel and the U.S. to the expected demand for our products. As part of the Lioli Acquisition, in 2020 we acquired a porcelain slab manufacturing facility, which is comprised of one production line currently in operation.

Finished slabs are shipped from our facilities in Israel and the U.S. to our distribution centers worldwide, directly to customers and to third-party distributors worldwide. Finished porcelain slabs manufactured at our Morbi facility are distributed via third-party distributors and are shipped from India worldwide. For further discussion of our facilities, see “ITEM 4.D: Information on the Company—Property, plants, and equipment.”

The manufacturing process for our engineered quartz products typically involves blending, on average, of approximately 85% quartz with approximately 15% polyester and pigments. Using machinery acquired primarily from Breton, the leading supplier of engineered stone manufacturing equipment, together with our proprietary manufacturing enhancements, this mixture is compacted into slabs by a vacuum and vibration process. The slabs are then moved to a curing kiln where the cross-linking of the polyester is completed. Lastly, the slabs are gauged, calibrated and polished to enhance shine.

The manufacturing process for our porcelain products typically involves blending of clay, natural minerals (such as feldspar) and chemical additives required for the shaping process. The multi-ingredient mixture is fed to a ball mill, together with water, to achieve fine grinding. The excess water is then removed, and the resulting powder is shaped into slabs. Slabs are first moved to dryers and then passed through a glaze line, where they are decorated with different applicators. Decorated slabs are passed through digital printing machines and then go into a curing kiln for final firing process. Lastly, the slabs are gauged, calibrated and polished to enhance shine.

We maintain strict quality control and safety standards for our products and manufacturing process. Our manufacturing facilities have several safety certifications from third-party organizations, including an OHSAS 18001 safety certification from the International Quality Network for superior manufacturing safety operations.

In addition, since 2018 we have increased our outsourcing capabilities and currently purchase a certain portion of our engineered quartz slabs from third-party quartz manufacturers that meet our specifications. We conduct quality control and quality assurance processes with respect to such outsourcing of our products. In 2020, OEMs products accounted for approximately 15% of our total sales by volume of slabs and approximately 10% of revenues, and we are aiming to increase purchases from OEMs in 2021. For more information, see ITEM 3: Key Information - Operational Risks.

Seasonality

For a discussion of seasonality, please refer to “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Factors impacting our results of operations” and “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Quarterly results of operations and seasonality.”

Competition

We believe that we compete principally based upon product quality, breadth of colors and designs offering and innovation, brand awareness and position, pricing and customer service. We believe that we differentiate ourselves from competitors on the basis of our premium brand, our signature product designs, our products and designs innovation, our ability to offer directly our products in major markets globally, our focus on the quality of our product offerings, our customer service-oriented culture, our high involvement in the product supply chain and our leading distribution partners.

The dominant surface materials used by end-consumers in each market vary. Our engineered quartz and porcelain products compete with a number of other surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel and wood. The manufacturers of these products consist of a number of regional and global competitors. Some of our competitors may have greater resources than we have, and may adapt to changes in consumer preferences and demand more quickly, expand their materials offering, devote greater resources to design innovation and establishing brand recognition, manufacture more versatile slab sizes and implement processes to lower costs.

The engineered quartz and porcelain surface market is highly fragmented and is also served by a number of regional and global competitors. We also face growing competition from low-cost manufacturers from Asia, especially from China, and from Europe. Large multinational companies have also invested in their engineered quartz and porcelain surface production capabilities. For more information, see “ITEM 3.D. Key Information—Risk Factors—We face intense competitive pressures from manufacturers of other surface materials, which could materially and adversely affect our results of operations and financial condition” and “ITEM 3.D. Key Information—Risk Factors—Competition from manufacturers of lower priced products may reduce our market share, alter consumer preferences and materially and adversely affect our results of operations and financial condition”.

Information Technology Systems

We believe that an appropriate information technology infrastructure is important in order to support our daily operations and the growth of our business.

We implemented various IT systems to support our business and operations. Our Enterprise Resource Planning (“ERP”) software provides us with accessible quality data that support our forecasting, planning and reporting. Accurate planning is important in order to support sales and optimize working capital and cost as our products can be built in a number of combinations of sizes, colors, textures and finishes. Given our global expansion, we implemented a global ERP based on an Oracle platform. Our MES systems manage work processes on the production floor in our facilities and Salesforce enhances our Customer Relationship Management (“CRM”) infrastructure.

We are implementing a digital transformation within our organization to better streamline processes and support our business strategy. We continued investing in our digital transformation projects for better consumer engagement and customer experience. Our technological and digital investments will be geared towards operational enhancements in inventory management and production, along with transforming our go-to-market tools. We seek to update our IT infrastructure to enhance our ability to prevent and respond to cyber threats and conduct training for our employees in this respect. For further details, see “ITEM 3.D. Key Information—Risk Factors—Disruptions to or our failure to upgrade and adjust our information technology systems globally, may materially impair our operations, hinder our growth and materially and adversely affect our business and results of operations.”

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

Environmental and Other Regulatory Matters

Environmental and Health and Safety Regulations

Our manufacturing facilities and operations in Israel, our manufacturing facility in Georgia, United States and our manufacturing facility in Gujarat, India are subject to numerous Israeli, U.S. and Indian environmental and workers’ health and safety laws and regulations, respectively, and our supply chain operations are subject to applicable local laws and regulations. For instance, applicable U.S. laws and regulations include federal, state and local laws and regulations, including Georgia state laws. Laws and regulations in the U.S. and other countries govern, among other things, exposure to pollutants, protection of the environment; setting standards for emissions; generation, treatment, import, purchase, use, storage, handling, disposal and transport of hazardous wastes, chemicals and materials, including sludge; discharges or releases of hazardous materials into the environment, soil or water; permissible exposure levels to hazardous materials; product specifications; nuisance prevention; soil, water or other contamination from hazardous materials and remediation requirements arising therefrom; and protection of workers’ health and safety.

In addition to being subject to regulatory and legal requirements, our manufacturing facilities in Israel, the United States and India operate under applicable permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards. Business licenses for our facilities in Israel contain conditions related to a number of requirements, including with respect to dust emissions, air quality, the disposal of effluents and process sludge, and the handling of waste, chemicals and hazardous materials. Subject to certain terms, the business license for our Sdot-Yam plant is in effect until December 31, 2025. The business license for our Bar-Lev plant is in effect until May 31, 2021, and the Company is in process of its extension. The business license for our U.S. facility is renewed every year subject to a fee paid to the city and county. Our site in India has a Factory License which is a basic license issued by the Inspectorate of Factories, which is in effect until December 31, 2023. The site in India has also obtained a Consent to Operate (the “CTO”) from the State Pollution Control Board, which is a permit issued to any factory in India with all the compliance requirements related to environmental aspects, such as air emission, water and wastewater management, waste management. The CTO is valid until September 28, 2023. We operate in Israel under poison permits that regulate our use of poisons and hazardous materials. Our current poison permits are valid until January 2022 for our Bar-Lev facility and February 2022 for our Sdot-Yam facility. In addition, we dispose of wastewater from our Israeli manufacturing facilities to a treatment plant pursuant to permits obtained from the Israeli Ministry of Environmental Protection (“IMEP”), which are effective until December 31, 2022. Our facility in the United States is required to obtain and follow a General Permit for Storm Water Discharges Associated with Industrial Activity of the Georgia Environmental Protection Division (“GEPD”), an air quality permit from GEPD and other requirements and regulations including among others specific limitations on emission levels of hazardous substances, such as styrene, specific limitations on RCS levels inside our plant, allowable wastewater discharge limits, oil spill prevention rule, hazardous waste handling requirements and fire protection measures requirements. Our site in India is required to comply with all applicable conditions, including with respect to water consumption, wastewater discharge, air emission monitoring and pollution control devices, hazardous wastes storage and disposal, specified in the CTO. In all our manufacturing facilities, we are implementing measures on an ongoing basis in order to achieve and maintain compliance with dust and styrene environmental and occupational emissions standards and to reduce such emissions to minimum thresholds.

Each of these permits, licenses and standards require a significant amount of monitoring, record-keeping and reporting in order for us to demonstrate compliance therewith. Our recently purchased plant in India is relatively new, thus still in the process of obtaining all required permits and licenses, as well as making the required adjustments in order to comply with local regulations and the terms of relevant permits and licenses, including issues of groundwater abstraction and water consumption, gas use, diesel generator capacity use and emission standards.

Official representatives of the health and safety and environment authorities in Israel, the States of Georgia and Gujarat visit our facilities from time to time, to inspect issues such as workplace safety, industrial hygiene, monitoring lockout tag out programs, exposure and emissions, water treatment, noise and others. Such inspections may result in citations, penalties, revocation of our business license or limitation or shut down of our facilities’ operations. It may also require us to make further investments in our facilities.

From time to time, we face environmental and health and safety compliance issues related to our manufacturing facilities

•

Emissions - Israel. In December 2019, the IMEP issued the additional terms to the business license for our Bar-Lev facility, which require among others, performing a constant monitoring of styrene emission. Accordingly, an online styrene emission monitoring system was installed at our Bar-Lev facility during September 2020. We are in the process of implementing all other terms. Similarly, in June 2019 we received from the IMEP a draft of the additional terms to the business license for our Sdot-Yam facility, which required, among others, implementation of a constant monitoring of styrene emission. The IMEP agreed to postpone performing a constant monitoring of styrene emission to May 2021 and some of the terms, such as pump & valves, to October 2021. We are in the process of implementing such requirements, and the IMEP is closely monitoring out emissions, specifically of styrene.

•

Dust emissions and exposure. The Israeli Ministry of Labor, Social Affairs and Social Services (“IMLSS”) conducts an annual audit of our plants, in which, among other things, it examines if there were any deviations from permitted ambient levels of RCS, styrene and acetone in the plants. We seek, on an ongoing basis, to continue reducing the level of exposure of our employees to RCS, styrene and acetone, while enforcing our employees’ use of personal protection equipment.

•

Safety. In October 2020, representatives of the U.S. Occupational Safety and Health Administration (“OSHA”) inspected our U.S. plant in response to the incident occurring on September 15, 2020 in which an employee’s foot was slightly injured while working. The inspection resulted in a citation and notification of penalty in the amount of $0.1 million due to alleged violations of certain safety standards. We participated in an informal conference with OSHA’s representatives in order to reach a settlement, and currently await of approval of such settlement. In the interim, we filed a notice of contest to the citations and penalties, in which we denied the existence of any violations and contested the amount of penalties.

Violations of environmental, health and safety laws, regulations, standards and permit conditions may lead to, among other things, civil and criminal sanctions, injunctive orders as well as permit revocations and facility shutdowns as further described in “ITEM 3.D: Key Information—Risk Factors—Environmental, health and safety regulations, product liability regulations, industry standards and other similar matters may be costly, difficult or impossible to comply with under our existing operations, and could negatively impact our financial condition and results of operations”.

Other Regulations

We are subject to the Israeli Rest Law, which, among other things, prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the IMEI. We received a permit from the IMEI to employ Jewish employees on Saturdays and Jewish holidays in connection with most of the production machinery in our Sdot-Yam facility, effective until December 31, 2022.

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

Caesarstone was organized under the laws of the State of Israel. We have five direct wholly-owned subsidiaries: Caesarstone Australia PTY Limited, which is incorporated in Australia, Caesarstone South East Asia PTE LTD, which is incorporated in Singapore, Caesarstone (UK) Ltd., which is incorporated in the United Kingdom, Caesarstone Canada, which is incorporated in Canada and Caesarstone USA, Inc., which, together with its two wholly-owned subsidiaries, Caesarstone Technologies USA, Inc. and Omicron Marble and Granite LLC, are incorporated in the United States. In addition, following the Lioli Acquisition, Caesarstone Ltd. holds a majority interest of Lioli Ceramica Private Limited, incorporated in India, and therefore is consolidating the results of its operations in our Consolidated Financial Statements.

In 2019, we transitioned into a new regional structure which consists of North America, APAC, EMEA and Israel.

D. Property, Plants and Equipment

Our manufacturing facilities are located on the following properties in Israel, the United States and India:

Properties	Issuer’s rights	Location	Purpose	Size
Kibbutz Sdot-Yam(1)	Land Use Agreement	Caesarea, Central Israel	Headquarters, manufacturing facility, research and development center	Approximately 30,000 square meters of facility and approximately 48,000 square meters of un-covered yard*
Bar-Lev Industrial Park manufacturing facility(2)	Land Use Agreement & Ownership	Carmiel, Northern Israel	Manufacturing facility	Approximately 23,000 square meters of facility and approximately 50,000 square meters of un-covered yard**
Belfast Industrial Center(3),(4)	Ownership	Richmond Hill, Georgia, United States	Manufacturing facility	Approximately 26,000 square meters of facility and approximately 401,000 square meters of un-covered yard (excluding 56,089 square meters of wetland)
Bharat Nagar(5)	Ownership	Morbi, Gujarat, India	Manufacturing facility	Approximately 60,000 square meters of facility and approximately 55,000 square meters of open land, gas yard, effluent treatment plant, labor colony and roads

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

(1)

Leased pursuant to a land use agreement with Kibbutz Sdot-Yam entered in March 2012 with a term of 20 years, which replaced the former land use agreement. Starting from September 2014 we use an additional 9,000 square meters pursuant to Kibbutz Sdot-Yam’s consent under terms materially similar to the land use agreement. However, we have the right to return such additional office space and premises to Kibbutz Sdot-Yam at any time upon 90 days’ prior written notice. In September 2016, we exercised our right to return to the Kibbutz an additional office space of approximately 400 square meters which we used since January 2014 under terms materially similar to the land use agreement. The lands on which these facilities are located are held by the ILA and leased or subleased by Kibbutz Sdot-Yam pursuant to agreements described in “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land use agreement.”

(2)

We own 2,673 square meters of facility and 2,550 square meters of uncovered yard, and the remainder is leased pursuant to a land use agreement with Kibbutz Sdot-Yam entered into in March 2011, with a term of 10 years commencing in September 2012, which will be automatically renewed, unless we give two years’ prior notice, for an additional 10-year term. This agreement was executed simultaneously with the land purchase and leaseback agreement we entered into with Kibbutz Sdot-Yam, according to which Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev industrial center, under a long term lease agreement we entered into with the ILA on June 6, 2007 to use the premises for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. For more information, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback.”

(3)

On September 17, 2013, we entered into a purchase agreement for the purchase of approximately 45 acres of land in Richmond Hill, Georgia, United States, comprising approximately 36.6 acres of upland and approximately 9 acres of wetland for our new U.S. manufacturing facility, the construction of which was completed in 2015. On June 22, 2015, we exercised a purchase option in the agreement and acquired approximately 19.4 acres of land, comprising approximately 18.0 acres of upland. On November 25, 2015, we entered into a new purchase agreement for the purchase of approximately 54.9 acres of additional land situated adjacent to the previously purchased land, comprising approximately 51.1 acres of upland.

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

(5)

In October 2020, we acquired a majority stake, in Lioli, which owns the Bharat Nagar facility in Morbi, Gujarat, India. For more information on our title to the property in Morbi, Gujarat, India, see “ITEM 3.D. Key Information—Risk Factors—Operational Risks—Fully integrating Lioli’s and Omicron’s businesses may be more difficult, costly and time-consuming than expected, which may adversely affect our results of operations and the value of our common shares.”

For further discussion and details of the productive capacity of our facilities, see “ITEM 4.B: Information on the Company—Business Overview—Manufacturing and Facilities.” Various environmental issues may affect our utilization of the above-mentioned facilities. For a further discussion, see “Item 4.B. Information on the Company—Business Overview—Environmental and Other Regulatory Matters—Environmental and Health and Safety Regulations” above.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2020, 2019 and 2018, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. See “ITEM 3.D: Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Company overview

We are a leading manufacturer and reseller of high-end engineered surfaces used primarily as countertops in residential and commercial buildings. We design, develop and produce engineered quartz and porcelain products that offer aesthetic appeal and functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, and other interior and exterior surfaces. Our high-quality engineered quartz surfaces are marketed and sold under our premium Caesarstone brand. We have grown to become one of the largest global providers of engineered quartz surfaces. Our products accounted for approximately 5% of global engineered quartz by volume in 2020. Our sales in the United States, Australia (including New Zealand), Canada and Israel, our four largest markets, accounted for 42.7%, 21.3%, 14.9% and 8.4% of our revenues in 2020. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future. For further information with respect to our geographic concentration, see “ITEM 3.D: Key Information—Risk Factors—Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.”

We experienced annual compound revenue growth of 8.5% between 2015 and 2017, driven mainly by the continued quartz penetration, increased remodeling spending in all our top three markets and growth in the residential segment in the United States, our largest market. In addition, the portion of innovative designs within our offering increased over time. Revenue declined by 10.9% between 2019 and 2020 mainly due to COVID-19 pandemic-related business disruptions, mainly in the U.S, Canada and Australia. See “—Comparison of period-to-period results of operations—Year ended December 31, 2020 compared to year ended December 31, 2019—Revenues” for additional information. From 2019 to 2020, our gross profit margin increased from 27.2% to 27.5%, adjusted EBITDA margin increased from 12.6% to 12.8%, and adjusted net income margin attributable to controlling interest decreased from 4.9% to 3.4% over the same period. We define each of such margins by dividing gross profit, adjusted EBITDA and adjusted net income attributable to controlling interest, respectively, by revenues. Adjusted EBITDA and adjusted net income attributable to controlling interest are non-GAAP financial measures, see “ITEM 3.A: Key Information—Selected Financial Data” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest. We attribute the increase in the adjusted EBITDA margin mainly to improved efficiency, lower raw material costs and improved product mix, which were partly offset by the impact of lower sales volume, lower sale prices and less favorable regional mix. The decrease in the adjusted net income margin attributable to increase in finance expenses due to unfavorable foreign exchange rates and impact of our hedging instruments.

Our mission is to be the first brand of choice for countertops all around the world. We believe that a significant portion of our future growth will come from our U.S. market where we see the greatest growth opportunity. We believe that transitioning to direct sales will contribute to our future growth in the long term. We believe that in order to remain competitive in the long term, we will need to grow our business both organically and through acquisitions.

Recent Acquisitions

Lioli Acquisition

On August 31, 2020, the Company entered into a definitive agreement with Lioli Ceramica Pvt. Ltd. (“Lioli”) to acquire a majority stake in Lioli, an India-based developer and producer of porcelain countertop slabs with manufacturing facilities in Asia. The terms of the agreement provided that at the first closing the Company would pay a cash investment of approximately $12 million, representing an enterprise value of approximately $34 million, including the assumption of debt of approximately $17.9 million and additional consideration of up to approximately $10 million to be paid in case certain conditions are to be met. As part of the Lioli Acquisition, the Company granted Lioli’s minority shareholders a put option under which they have the right to require us to purchase their remaining shares in Lioli, and likewise, the Company has a call option under which we have the right to require the minority shareholders to sell us their minority shares in Lioli. The consideration to be paid for the shares transferred pursuant to these options is based on an EBITDA multiplier. These options become exercisable as of April 1, 2024 and until the 20th anniversary of the Lioli Acquisition.

Omicron Acquisition

On December 31, 2020, the Company simultaneously signed and closed on its transaction to acquire the entire membership interests Omicron Granite and Tile, a premier stone supplier operating in 16 locations across the United States in Florida, Ohio and Louisiana. Under the terms of the transaction agreement, Caesarstone acquired Omicron for an approximately $19 million.

Factors impacting our results of operations

We consider the following factors to be important in analyzing our results of operations:

•

Our sales are impacted by home renovation and remodeling and new residential construction, and to a lesser extent, commercial construction. We estimate that approximately 60%-70% of our revenue is related to renovation and remodeling activities, while 30% to 40% is related to new residential construction. Renovation and remodeling spending increased by 4% and 3% in the United State and Australia, respectively, during 2020 compared to 2019. In Canada renovation and remodeling spending experienced decline in 2020.

•

Our revenues and results of operations exhibit some quarterly fluctuations as a result of seasonal influences which impact construction and renovation cycles. Due to the fact that certain of our operating costs are fixed, the impact of such fluctuations on our profitability is material. We believe that the second and third quarters tend to exhibit higher sales volumes than the other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere with the effort to complete new construction and renovation projects before the new school year. Conversely, the first quarter is typically impacted by the winter slowdown in the northern hemisphere in the construction industry and might impact sales in Israel depending on the timing of the spring holiday a particular year. Similarly, sales in Australia during the first quarter are negatively impacted by fewer construction and renovation projects. The fourth quarter is susceptible to being impacted by the onset of winter in the northern hemisphere.

•

We conduct business in multiple countries in North America, South America, Europe, Asia-Pacific, Australia and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S dollar, and to a lesser extent the Australian dollar, Canadian dollar, Euro and NIS. In 2020, 44.3% of our revenues were denominated in U.S. dollars, 21.3% in Australian dollars, 14.9% in Canadian dollars, 6.8% in Euros and 8.4% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and Euro, with a smaller portion in Canadian dollars and Australian dollars. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward and option contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. As of December 31, 2020, we had outstanding forward contracts with a notional amount of $96.7 million. These transactions were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was negative $3.6 million, which is included in current assets and current liabilities, as of December 31, 2020. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.” In addition, we entered derivative instruments not designated as hedging accounting to partially manage our exposure to fluctuations of styrene prices. As of December 31, 2020, we had outstanding forward contracts with a notional amount of $101 million. These transactions were for a period of up to 12 months. The fair value of these styrene forward derivative contracts was negative $0.3 million, which is included in current liabilities, as of December 31, 2020.

Components of statements of income

Revenues

We derive our revenues from sales of quartz and, to a lesser extent, porcelain surfaces, mostly to fabricators and resellers in our direct markets and to third-party distributors in our indirect markets. In the United States, Australia, Canada and Singapore the initial purchasers of our products are primarily fabricators. In Israel, the purchasers are local distributors who, in turn, sell to fabricators. In the United States, we also sell our products to a small number of sub-distributors, stone resellers as well as to IKEA and Home Depot. We consider Israel to be a direct market due to the warranty we provide to end-consumers, our local fabricators’ technical instruction programs and our local sales and marketing activities. The purchasers of our products in our other markets are our third-party distributors who, in turn, sell to sub-distributors and fabricators. Our direct sales accounted for 90% and 91.5%, for the years ended December 31, 2020 and 2019, respectively.

Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

The warranties that we provide vary by market. In our indirect markets, we provide all our distributors with a limited direct manufacturing defect warranty. In all our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In Australia, Canada, the United States, the United Kingdom and Singapore we provide end-consumers with a limited warranty on our products for interior countertop applications. In Israel, we typically provide end-consumers with a direct limited manufacturing defect warranty on our products. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, included in our cost of revenues. Historically, warranty claims expenses have been low, accounting for approximately 0.3% of our total goods sold in 2020.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2020		2019		2018
Geographical Region	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD
United States	42.7%	$207,496	45.9%	$250,471	41.5%	$239,241
Canada	14.9	72,492	15.7	85,979	17.4	99,679
Latin America	0.4	2,149	0.8	4,115	0.9	5,397
Australia (incl. New Zealand)	21.3	103,587	19.8	108,150	22.8	131,085
Asia	3.0	14,566	2.8	15,514	3.1	17,715
EMEA	9.3	45,201	7.9	43,054	7.4	42,861
Israel	8.4	40,921	7.1	38,692	6.9	39,893
Total	100.0%	$486,412	100.0%	$545,974	100.0%	$575,871

Revenue in 2020 was $486.4 million compared to $546.0 million in the prior year. On a constant currency basis, 2020 revenue was lower by 11.0% year-over-year, primarily due to the COVID-19 pandemic-related disruptions impacting our business since the second quarter of 2020.

Revenues in the U.S. decreased by 17.2% in 2020 compared to 2019 and an increase of 4.7% as compared between 2019 and 2018.

Revenues in Canada decreased by 15.7% in 2020 compared to a decline of 13.7% in 2019, representing a 15.1% decrease and 11.7% decrease on a constant-currency basis, respectively.

Revenues in Latin America decreased by 47.8 % in 2020 compared to a decrease of 23.8% in 2019. The 2020 increase in revenue is mainly attributed to the Lioli Acquisition and its sales in the Latin America region in the fourth quarter of 2020.

Revenues in Australia decreased by 4.2% in 2020 compared to a decrease of 17.5% in 2019. On a constant currency basis, revenues in Australia decreased by 3.7% in 2020 and declined by 11.4% in 2019.

Revenues in Asia decreased by 6.1% in 2020 compared to a decrease of 12.4% in 2019. On a constant currency basis, revenues in Asia decreased by 5.4% in 2020 and declined by 11.3% in 2019.

Revenues in EMEA increased by 5.0% in 2020 and increased by 0.4% in 2019. On a constant-currency basis, growth in EMEA was 4.1% in 2020 and 5.0% in 2019.

Revenues in Israel increased by 5.8% in 2020 compared to a decrease of 3.0% in 2019. On a constant currency basis, revenues increased by 2% in 2020 and decreased by 3.5% in 2019.

For additional information, see “—Comparison of period-to-period results of operations—Year ended December 31, 2020 compared to year ended December 31, 2019—Revenues.”

Cost of revenues and gross profit margin

Approximately 34% of our cost of revenues is raw material costs (excluding the cost of OEM products sold during the year ended December 31, 2020, which accounted for less than 10% out of our cost of revenues in the relevant year). The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. Our raw materials costs are also impacted by changes in foreign exchange rates. Our principal raw materials, quartz and polyester jointly accounted for approximately 70% of our total raw material cost in 2020. The balance of our cost of revenues consists primarily of manufacturing costs and related overhead. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the U.S. and Canada, we also incur fabrication and installation costs related mainly to IKEA. In the case of our indirect distribution channels, we bear the cost of delivery to the seaport closest to our production plants and our distributors bear the cost of delivery from the seaport to their warehouses.

Quartz is one of our principal raw materials. In 2020, approximately 67% of our total quartz was from several suppliers in Turkey, with the major part acquired from Mikroman and Polat.

Quartz accounted for approximately 39% of our raw materials cost in 2020. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. In 2020 and 2019, the average cost of quartz increased by 3.2% and decreased 3.4%, respectively. The increase in 2020 was primarily due to a more expensive sand mix, caused by a more expensive product mix, and also an increase in shipping costs, while the decrease in 2019 was mainly a result of a lower import of quartz to our U.S. manufacturing facility that bore substantially higher shipping costs in addition to a decrease in transportation prices. Any future increases in quartz costs may adversely impact our margins and net income.

Given the significance of polyester costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in polyester prices, which generally correlate with benzine prices. In 2020, our average polyester costs decreased by approximately 18% as a result of market conditions (a sharp decrease in cost of raw materials composing resin due to lower energy prices affected by the COVID-19 pandemic) as well as improved sourcing. In 2019, our average polyester costs decreased by approximately 12%, due to better market conditions and adding alternative suppliers. Any future increases in polyester costs may adversely impact our margins and net income.

We are exposed to fluctuations in the prices of pigments, although to a lesser extent than with polyester. For example, the cost of titanium dioxide, our principal white pigmentation agent, decreased by approximately 0.2% and approximately 10% in 2020 and 2019, respectively. Any future increases in pigments costs may adversely impact our margins and net income.

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

Research and development, net

Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all our research and development costs as incurred.

Marketing and selling

Marketing and selling expenses consist primarily of compensation and associated costs for personnel engaged in sales, marketing, distribution and advertising and promotional expenses. In 2020 our advertising and promotional expenses as well as marketing assistance expenses decreased mainly due to cost-cutting efforts to mitigate COVID-19 pandemic-related impacts. In each of 2019 and 2018, our expenses decreased as part of our cost-savings initiatives mainly attributed to the U.S. and the decrease was also partially attributable to the formation of the North America region at the beginning of 2019 that yielded cost savings due to synergies. This was partially offset by increased costs in the United Kingdom to support growth in the newly established direct distribution operations.

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

Legal settlements and loss contingencies, net

Legal settlements and loss contingencies, net consists of expenses related to settlements expenses and estimated exposure not covered by our insurance applicable to individual silicosis claims and other ongoing claims. We recorded $6.3 million of such expenses in 2020, $12.4 million (including a provision related to the developments in the WOMAG arbitration, see “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Claim by former South African distributor) in 2019 and $8.9 million in 2018. The decrease in 2020 compared to 2019 expenses is mainly due to a provision recorded during 2019 related to WOMAG claim.

Finance expenses, net

Finance expenses, net, consist primarily of bank and credit card fees, borrowing costs and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. The increase in finance expenses during 2020 related mainly to unfavorable exchange rates, specifically the NIS, which appreciated against the USD, and their impact on liabilities denominated in NIS, in addition to realized and unrealized losses on derivatives not designated as hedge instruments.

Corporate taxes

As we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 38.1% in 2020, 32.7% in 2019 and 15.7% in 2018. In 2020 and 2019, a higher portion of our pre-tax income was attributable to our subsidiaries which are subject to higher tax rates compared to our income derived in Israel. In addition, non-deductible expenses related to new lease accounting standard revaluation resulted in increase of approximately 3% and 4% in the effective tax rate, respectively.

The standard corporate tax rate for Israeli companies was 23% in each of 2020, 2019 and 2018. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of origination.

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

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act has a number of beneficial tax provisions. Among the provision of the CARES Act, the business interest deduction limit under Code Sec. 163(j) is increased to 50 percent of our adjusted taxable income in the U.S. for tax year 2020. In addition, Net operating losses (NOLs) arising in tax years beginning in 2018, 2019, and 2020 now have a five-year carryback period and an unlimited carryforward period. Under the CARES Act we carryback our U.S. NOL for the year ended December 31, 2020 to prior taxable years.

For more information about the tax benefits available to us as an Approved Enterprise or as a Beneficiary Enterprise or as Preferred Enterprise, see “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs.”

Net income attributable to non-controlling interest

In October 2020, we acquired a majority stake in Lioli and 45% of Lioli’s net income is attributed to its minority shareholders.

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

Other factors impacting our results of operations

Share-based compensation

We recorded share-based compensation expenses related to the above grants of $2.9 million, $3.6 million and $1.7 million in 2020, 2019 and 2018, respectively and expect to record $2.7 million over a weighted average period of 1.5 years from December 31, 2020. For more information, see also Note 13 to our financial statements included elsewhere in this report.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, the Kibbutz, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by the Kibbutz, we paid to the Kibbutz an aggregate of $9.4 million in 2020, $9.5 million in 2019 and $9.3 million in 2018 (excluding VAT). During 2018 and following the assessment of an appointed appraiser and negotiations between us and the Kibbutz, it was agreed to increase the fees under such agreement, such that for the year ended December 31, 2018 we paid additional amount of NIS 950,000 (approximately $250,000 USD), and starting in 2019 and on we pay an additional annual amount of NIS 1,100,000 (approximately $342,000 USD).

For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Comparison of period-to-period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2020		2019		2018
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$486,412	100.0%	$545,974	100.0%	$575,871	100.0%
Cost of revenues	352,470	72.5	397,335	72.8	412,457	71.6
Gross profit	133,942	27.5	148,639	27.2	163,414	28.4
Operating expenses:
Research and development, net	3,974	0.8	4,146	0.8	3,635	0.6
Marketing and selling	62,047	12.8	66,770	12.2	74,786	13.0
General and administrative	39,081	8.0	40,681	7.5	43,323	7.5
Legal settlements and loss contingencies, net	6,319	1.3	12,359	2.3	8,903	1.6
Total operating expenses	111,421	22.9	123,956	22.7	130,647	22.7
Operating income	22,521	4.6	24,683	4.5	32,767	5.7
Finance expenses, net	10,199	2.1	5,578	1.1	3,639	0.6
Income before taxes on income	12,322	2.5	19,105	3.5	29,128	5.1
Taxes on income	4,700	0.9	6,243	1.1	4,560	0.8
Net income	$7,622	1.6%	$12,862	2.4%	$24,568	4.3%
Net income attributable to non-controlling interest	404	0.1	—	—	163	0.1
Net income attributable to controlling interest	$7,218	1.5%	$12,862	2.4%	$24,405	4.2%

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Revenues decreased by $59.6 million, or 10.9%, to $486.4 million in 2020 from $546.0 million in 2019 mainly due to an 11.0% decrease volume, of approximately $56.0 million. We experienced volume declines in all regions primarily due to COVID-19 pandemic-related disruptions impacting our business since the second quarter of 2020.

Cost of revenues and gross profit margins

Cost of revenues decreased by $44.8 million, or 11.3%, to $352.5 million in 2020 from $397.3 million in 2019.

Gross profit decreased from $148.6 million in 2019 to $133.9 million in 2020, with an increase in gross margin of 30 basis points, from 27.2% in 2019 to 27.5% in 2020. The changes in cost of revenues and margin were driven primarily by improved efficiency, lower raw material costs and improved product mix, which were partly offset by the impact of lower sales volume, lower sale prices and less favorable regional mix.

Operating expenses

Research and development. Research and development expenses remained relatively stable and amounted to $4.0 million in 2020 and $4.1 million in 2019.

Marketing and selling. Marketing and selling expenses decreased by $4.8 million, or 7.2%, to $62.0 million in 2020 from $66.8 million in 2019. Marketing expenses as percent of revenue rose from 12.2% in 2019 to 12.8% in 2020. This was mainly due to cost-cutting efforts to mitigate negative effects of the COVID-19 pandemic.

General and administrative. General and administrative expenses decreased by $1.6 million, or 3.9%, to $39.1 million in 2020 from $40.7 million in 2019. This decrease mainly attributable to cost-cutting efforts to mitigate negative COVID-19 pandemic-related impacts partially offset by an increase in allowance for credit loss.

Legal settlements and loss contingencies, net. Legal settlements and loss contingencies, net decreased by $6.1 million, or 49.2%, from $12.4 million in 2019 to $6.3 million in 2020. This decrease is mainly attributed to a provision related to WOMAG’s claim recorded in 2019.

Finance expenses, net

Finance expenses, net were doubled, to $10.2 million in 2020 from $5.6 million in 2019. This was mostly the result of the adverse impact of foreign currency exchange rates.

Taxes on income

Taxes on income declined by $1.5 million to $4.7 million in 2020 from $6.2 million in 2019. Our effective tax rate was 38% in 2020 compared with 33% in 2019. This was mostly due to lower taxable income attributable to CSI results and carry’s lower effective tax rate (11%) of lower consolidated profit before taxes. In addition to higher nondeductible expenses related the new lease accounting standard foreign currency fluctuations and provisions for uncertain tax positions all out of lower profit before taxes.

Net income attributable to non-controlling interest

In 2020, net income attributable to non-controlling interest amounted to $0.4 million and was fully attributable to the majority stake in Lioli acquired in the fourth quarter of 2020. We did not record any net income attributable to non-controlling interest in 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

For a comparison of the years ended December 31, 2019 and 2018, see “ITEM 5.A. Operating and Financial Review and Prospects—Operating Results—Year ended December 31, 2019 compared to year ended December 31, 2018” included in our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 23, 2020, which comparative information is herein incorporated by reference.

Quarterly results of operations and seasonality

The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from January 1, 2019 to December 31, 2020. We also present reconciliations of gross margins to adjusted gross margins, net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. For more information on our use of non-GAAP financial measures, see “ITEM 3.A. Key Information—Selected Financial Data.” We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	Mar. 31, 2019
	(as a % of revenue)
Consolidated Income Statement Data:
Revenues:	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	28.1	31.4	20.4	28.8	26.1	29.8	28.2	24.4
Operating income (loss)	5.9	12.1	(2.9)	1.8	0.4	9.1	7.5	0.5
Net income (loss)	(1.4)	10.3	(5.9)	2.1	(0.2)	5.0	4.5	(0.3)

	Three months ended
	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	Mar. 31, 2019
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$136,896	$123,922	$99,037	$126,557	$133,867	$142,839	$141,071	$128,197
Revenues as a percentage of annual revenue	28.1%	25.5%	20.4%	26.0%	24.5%	26.2%	25.8%	23.5%
Gross profit	$38,515	$38,854	$20,172	$36,401	$34,983	$42,624	$39,763	$31,269
Operating income (loss)	8,091	15,047	(2,904)	2,287	497	12,939	10,603	644
Net income (loss)	(1,981)	12,807	(5,882)	2,678	(275)	7,128	6,414	(405)
Other financial data:
Adjusted Gross profit	39,107	38,954	20,294	36,532	35,287	42,760	38,582	32,455
Adjusted Gross profit as a percentage of annual adjusted Gross profit	29.0%	28.9%	15.0%	27.1%	23.7%	28.7%	25.9%	21.7%
Adjusted EBITDA	$18,750	$23,662	$6,521	$13,146	$15,741	$22,515	$19,156	$11,634
Adjusted EBITDA as a percentage of annual adjusted EBITDA	30.2%	38.1%	10.5%	21.2%	22.8%	32.6%	37.7%	16.9%
Adjusted net income attributable to controlling interest	$1,642	$14,110	$(3,498)	$4,607	$5,474	$10,009	$7,996	$3,245
Adjusted net income attributable to controlling interest as a percentage of annual adjusted net income	9.7%	83.7%	(20.7)%	27.3%	20.5%	37.5%	29.9%	12.1%

	Three months ended
	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	Mar. 31, 2019
	(in thousands of U.S. dollars)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$38,515	$38,854	$20,172	$36,401	$34,983	$42,624	$39,763	$31,269
Share-based compensation expense (a)	63	100	122	131	10	136	63	76
Non-recurring import related expenses (income)	—	—	—	—	—	—	(2,611)	1,110
Amortization of assets related to acquisitions	529	—	—	—	—	—	—	—
Other non-recurring items (b)	—	—	—	—	294	—	1,367	—
Adjusted Gross profit	$39,107	$38,954	$20,294	$36,532	$35,287	$42,760	$38,582	$32,455

(a)

Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(b)	Reflects mainly to one-time amortization of machinery equipment with no future alternative use, and one-time inventory write down due to discontinuation of certain product group manufacturing.

	Three months ended
	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	Mar. 31, 2019
	(in thousands of U.S. dollars)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(1,981)	$12,807	$(5,882)	$2,678	$(275)	$7,128	$6,414	$(405)
Finance (income) expenses, net	8,613	(52)	2,507	(869)	(622)	4,053	1,825	322
Taxes on income	1,459	2,292	471	478	1,394	1,758	2,364	727
Depreciation and amortization related to acquisitions	8,300	7,058	6,987	7,115	6,970	6,755	8,099	6,763
Legal settlements and loss contingencies, net (a)	1,392	452	1,637	2,838	7,201	1,853	1,729	1,576
Share-based compensation expense (b)	523	628	801	906	779	968	832	1,052
Non-recurring import related expense (income)	—	—	—	—	—	—	(2,611)	1,110
Acquisition-related expenses	444	477	—	—	—	—	—	—
Other non-recurring items (c)	—	—	—	—	294	—	504	489
Adjusted EBITDA	$18,750	$23,662	$6,521	$13,146	$15,741	$22,515	$19,156	$11,634

(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to product liability claims and other adjustments to ongoing legal claims.
(b)

Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(c)

Relates to non-recurring expenses related to North American region establishment, one-time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing.

	Three months ended
	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	Mar. 31, 2019
	(in thousands of U.S. dollars)
Reconciliation of Net Income (loss) Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income (loss) attributable to controlling interest	$(2,385)	$12,807	$(5,882)	$2,678	$(275)	$7,128	$6,414	$(405)
Legal settlements and loss contingencies, net (a)	1,392	452	1,637	2,838	7,201	1,853	1,729	1,576
Amortization of assets related to acquisitions, net of tax	446	—	—	—	—	—	—	—
Share-based compensation expense (b)	523	628	801	906	779	968	832	1,052
Non-cash revaluation of lease liabilities (c)	3,177	227	1,256	(1,471)	266	1,123	799	1,427
Non-recurring import related expense (income) (d)	—	—	—	—	—	—	(2,611)	1,110
Acquisition-related expenses	444	477	—	—	—	—	—	—
Other non-recurring items (e)	—	—	—	—	294	—	1,704	489
Total adjustments before tax	5,982	1,784	3,694	2,273	8,540	3,944	2,453	5,654
Less tax on above adjustments	1,955	481	1,310	344	2,791	1,063	871	2,004
Total adjustments after tax	4,027	1,303	2,384	1,929	5,749	2,881	1,582	3,650
Adjusted net income attributable to controlling interest	1,642	14,110	(3,498)	4,607	5,474	10,009	7,996	3,245
Adjusted diluted EPS	$0.05	$0.41	$(0.10)	$0.13	$0.16	$0.29	$0.23	$0.09

(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to product liability claims and other adjustments to ongoing legal claims.
(b)

Share-based compensation includes expenses related to stock options and restricted stock units granted to our employees and directors. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(c)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.
(d)	Relates mainly to non-recurring import related expenses and relocation expenses of Caesarstone USA headquarters, the Company’s subsidiary.
(e)

Relates to non-recurring expenses related to North American region establishment, one-time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, one-time amortization of machinery equipment with no future alternative use.

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

We expect that seasonal factors will have a greater impact on our revenue, adjusted EBITDA and adjusted net income attributable to controlling interest in the future as we continue to increase direct distribution as a percentage of our total revenues in the future. This is because we generate higher average selling prices in the markets in which we have direct distribution channels and, therefore, our revenues are more significantly impacted by changes in demand in these markets. At the same time, our fixed costs have also increased as a result of our larger portion of direct distribution and, therefore, the impact of seasonal fluctuations on our revenues, profit margins, adjusted EBITDA and adjusted net income attributable to controlling interest will likely be magnified in future periods.

Application of critical accounting policies and estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2020, 2019 and 2018, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could have a materially adverse effect on our reported results.

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

We apply the following five steps in accordance with ASC 606:

(1)   identify the contract with a customer: A contract is an agreement between two or more parties that creates enforceable rights and obligations. In evaluating the contract, we analyze the customer’s intent and ability to pay the amount of promised consideration (credit risk) and considers the probability of collecting substantially all the consideration. We determine whether collectability is reasonably assured on a customer-by-customer basis pursuant to various criteria including our historical experience, credit insurance results and other inputs.

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

Lease accounting

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding Right-Of-Use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. We adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing on the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. See Note 2 and Note 10 to our Consolidated Financial Statements for the year ended December 31, 2020 for further information regarding leases.

Allowance for credit loss

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any substantial losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for credit loss for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for credit loss are recorded in general and administrative expenses. Our allowance for credit loss was $6.8 million, $2.5 million and $1.2 million as of December 31, 2020, 2019 and 2018, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and of raw materials. Inventories are valued at the lower of cost or net realizable value, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method which approximates actual cost on a weighted average basis. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and aging. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory provisions are provided to cover risks arising from slow-moving items, discontinued products, excess inventories and net realizable value lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $16.6 million, $18.2 million and $15.6 million as of December 31, 2020, 2019 and 2018, respectively.

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

As of December 31, 2020, our goodwill and identifiable intangible assets totaled $47.5 million and $12.1 million, respectively. The increase in goodwill and intangible assets was mainly attributable to the Lioli Acquisition and Omicron Acquisition. We assess the impairment of goodwill of our reporting unit annually during the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that, the fair value of the reporting unit is less than is carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. We have only one reporting unit because all our components have similar economic characteristic, and we determine its fair value based on fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital, see also Note 2l in our financial statements.

As of December 31, 2020, 2019 and 2018, no impairment losses had been identified.

We also evaluate the carrying value of all long-lived assets, such as property, plant and equipment and right of use assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We will record an impairment loss when the carrying value of the underlying asset group exceeds its estimated fair value. In determining whether long-lived assets are recoverable, our estimate of undiscounted future cash flows over the estimated life of an asset is based upon our experience, historical operations of the asset, an estimate of future asset profitability and economic conditions. The future estimates of asset profitability and economic conditions require estimating such factors as sales growth, inflation and the overall economics of the countertop industry. Our estimates are subject to variability as future results can be difficult to predict. If a long-lived asset is found to be non-recoverable, we record an impairment charge equal to the difference between the asset’s carrying value and fair value.

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

Business Combination

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair value. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require our management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired operations and other intangible assets, their useful lives and discount rates. Our management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Marketable Securities

We account for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities." Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities classified as "available-for-sale" (“AFS”) are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses are recognized when realized, on a specific identification basis, in our consolidated statements of income.

We asses AFS debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that we intend to sell, or it is more likely than not that we will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income (loss). We did not record credit loss allowance on our marketable securities during the year ended December 31, 2020.

Accounting for contingencies

We are involved in various product liability, commercial, environmental claims and other legal proceedings that arise from time to time in the course of business. We record accruals for these types of contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable. When accruing these costs, we will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. We record anticipated recoveries under the applicable insurance policies, in the amounts that are covered, and we believe their collectability is probable. Legal costs are expensed as incurred.

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

Income taxes

We account for income taxes in accordance with ASC 740, “Income Taxes”, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the financial reporting and tax basis of recorded assets and liabilities. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all the deferred tax asset will not be realized. We have recorded a valuation allowance to reduce our subsidiaries’ deferred tax assets to the amount that we believe is more likely than not to be realized. Our assumptions regarding future realization may change due to future operating performance and other factors.

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

Share-based compensation

We measure and recognize stock-based compensation expense based on the fair value measurement for all share-based payment awards made to our employees, including employee stock options and restricted stock awards (RSUs), over the service period for awards expected to vest. Stock-based compensation expense associated with employee stock options in 2020, 2019 and 2018 was $2.9 million, $3.6 million and $1.7, respectively.

Under ASC 718, we estimate the value of employee stock options as of date of grant using a Black & Scholes-based option valuation model. The determination of fair value of stock option awards on the date of grant is affected by several factors including our stock price, our stock price volatility, the risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from the amounts that we have recorded in the past. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. The RSUs are measured at the grant date based on the market value of our ordinary shares. See Note 2w to the financial statements included elsewhere in this report.

B.Liquidity and Capital Resources

Our primary capital requirements have been to fund production capacity expansions, as well as investments in and acquisitions of third-party distributors, such as the purchase of the minority interest in Caesarstone Canada Inc., our acquisition of the business of our former Australian distributor, our investment in and acquisition of Caesarstone USA, formerly known as U.S. Quartz Products, Inc. and the construction of our new manufacturing facility in the United States, as well as the recent Lioli Acquisition and Omicron Acquisition. Our other capital requirements have been to fund our working capital needs, operating costs, meet required debt payments, finance a repurchase of our shares and to pay dividends on our capital stock.

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

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year ended December 31,
	2020	2019	2018
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$47,618	$83,049	$14,692
Net cash used in investing activities	(68,305)	(23,587)	(21,153)
Net cash used in financing activities	(6,084)	(14,127)	(38,363)

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

Cash provided by operating activities in 2020 decreased by $35.4 million from $83 million in 2019 to $47.6 million in 2020, mainly to a decrease in inventories by $0.3 million during 2020 compared to a decrease by $35.3 million during 2019, increase in accrued expenses and other liabilities by $0.4 million during 2020 compared to an increase by $5.8 million during 2019, a decrease in trade payables by $17.9 million during 2020 compared to a decrease by $6.7 million during 2019, and a decrease in other accounts receivable and prepaid expenses by $9.3 million during 2020 compared to an increase by $6.3 million during 2019.

Cash provided by operating activities in 2019 increased by $68.3 million from $14.7 million in 2018, mainly due to a decrease in inventories by $35.3 million during 2019 compared to an increase by $30.6 million during 2018, increase in accrued expenses and other liabilities by $5.8 million during 2019 compared to a decrease by $5.1 million during 2018, a decrease in trade payables by $6.7 million during 2019 compared to a decrease by $16.2 million during 2018, and an increase in other accounts receivable and prepaid expenses by $6.3 million during 2019 compared to a decrease by $7.7 million during 2018.

Cash used in investing activities

Net cash used in investing activities for the years ended December 31, 2020, 2019 and 2018 were $68.3 million, $23.6 million and $21.2 million, respectively. In 2020, investing activities included $19.8 million of capital expenditures, $19.2 million of investment in marketable securities and $29.0 million of cash consideration paid for the Lioli Acquisition and Omicron Acquisition. In each of 2019 and 2018, cash used in investing activities consisted principally of capital expenditures that amounted to $23.6 million and $21.0 million, respectively.

Cash used in financing activities

Net cash used in financing activities for 2020 was $6.1 million, which included $4.8 million of dividend paid, and $1.2 million of repayment of a financial leaseback arrangement related to our Bar-Lev facility. Net cash used in financing activities for 2019 was $14.1 million, which included $7.8 million of bank credit repayment and $5.2 million of dividend paid and $1.2 million of repayment of a financing liability of land from a related party arrangement related to our Bar-Lev facility. Net cash used in financing activities for 2018 was $38.4 million, which included a $20.1 million call option exercised related to non-controlling interest, $20.3 million of dividends paid and $1.2 million of repayment of a financing liability of land from a related party arrangement related to our Bar-Lev facility, partially offset by $4.2 million of bank credit increase.

Credit facilities

As of December 31, 2020, we had a long-term bank debt from commercial banks in India, as a result of the Lioli Acquisition, in the amount of $9.5 million and current maturities of long-term bank loan of $2.0 million bearing interest at the rate per annum equal to the India Libor rate plus 4.5%. Such are to be repaid on a monthly basis through 2025. While the loan is outstanding, Lioli is subject to certain covenants including, among others, limiting its ability to divest assets, pay dividends, borrow additional funds and place other encumbrances on its assets.

In addition, Lioli was provided a shareholder’s loan by all its shareholders (including its minority shareholders). Such loan is denominated in INR and amounts to $4.0 million, including the approximately $2 million that the Company extended during March 2021 in accordance with the terms of the Lioli Acquisition, and which was used to repay certain selling shareholders. The loan bears an interest rate per annum equal to Libor rate plus 4.5% and is to be repaid during the third quarter of 2025.

In connection with the Omicron Acquisition, we assumed an outstanding credit facility of $14 million, approximately $8.3 million of which, as of December 31, 2020, was drawn and subsequently repaid during February 2021. Such credit line remains available to Omicron.

In addition, we have long-term and short-term debt related to the Bar-Lev sale and lease-back transaction with the Kibbutz.

We also received a loan on January 17, 2011, in the amount of CAD 4.0 million ($4.1 million) to Caesarstone Canada Inc. by its shareholders, Ciot and us, on a pro rata basis. The loan bears an interest rate until repayment at a per annum rate equal to the Bank of Canada’s prime business rate plus 0.25%, with the interest accrued on the loan paid on a quarterly basis. The loan balance as of December 31, 2020 was $0.9 million (reflects the portion of the loan received from Ciot), which was included in related party and other loan line item.

As of December 31, 2020, we had short-term credit lines with total availability of $18.2 million, consisting of $3.4 million from banks in India (as a result of the Lioli Acquisition), $14.5 million from an American bank (as a result of the Omicron Acquisition) and $0.2 million from Israeli banks, of which $10.3 million were utilized. Our credit lines from Israeli banks are subject to annual renewal.

Our credit facilities and services provided by banks in Israel are secured with a “Negative floating pledge,” whereby we committed not to pledge or charge and not to undertake to pledge or charge our general floating assets.

Capital expenditures

Our capital expenditures mainly included the expansion, improvement and maintenance of our manufacturing capacity and capabilities, expansion on our north America distribution network and investment and improvements in our information technology systems. In 2020, 2019 and 2018 our capital expenditures were $19.8 million, $23.6 million and $21.0 million, respectively. We plan to increase our capital expenditures in the coming years in order to support our business plan in the next few years.

Land purchase agreement and leaseback

Pursuant to a land purchase agreement entered on March 31, 2011, which became effective upon our IPO, Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev Industrial Park in consideration for NIS 43.7 million (approximately $10.9 million). The carrying value of the Bar-Lev land at the time of closing this transaction was NIS 39.0 million (approximately $10.4 million). The land purchase agreement was executed simultaneously with the execution of a land use agreement.

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

The transaction was not qualified as “sale lease-back” accounting under both ASC 840 and ASC 842 and the Company recorded the entire amount received as consideration as a liability.

C.Research and Development, Patents and Licenses

Our R&D department is located in Israel. As of December 31, 2020, our R&D department was comprised of 17 employees, all of whom have extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In addition, our R&D for porcelain manufacturing is conducted by one dedicated employee located in India, whose activities are supported by the R&D department in Israel. In 2020, research and development costs accounted for approximately 0.8% of our revenues. In 2019 and 2018, research and development costs accounted for approximately 0.8% and 0.6% of our revenues, respectively.

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

Research and development expenses were $4.0 million, $4.1 million and $3.6 million in 2020, 2019 and 2018, respectively.

For a description of our research and development policies, see “ITEM 4.B: Information on the Company—Business Overview—Research and development.”

D.Trend Information

Impacts from COVID-19

The COVID-19 pandemic has increased market uncertainty and volatility and led to travel and other restrictions including individual quarantines imposed globally, significantly affecting consumer and businesses behaviors. The volatility in stock markets around the world has already and may continue to materially and adversely impact stock prices and trading volumes for us and other corporations. The culmination of these dramatic large-scale events could result in a global economic recession and significantly decrease home renovation and remodeling activity and new residential construction, and in turn reduce the demand for our products, thus materially and adversely affecting our business and results of operations.

We have attempted and continue to attempt to comply with rapidly changing restrictions, such as travel restrictions, curfews and others. Following recommendations from the Israeli Ministry of Health and the Ministry of Finance, in April 2020, September 2020 and January 2021, the Israeli government imposed full nationwide lockdowns, shuttering schools and nonessential businesses, restricting gatherings and people’s movement. In addition, starting in March 2020, in periods other than the full lockdowns, the government has systematically limited operations of the private sector, including reductions of onsite workforce, imposed travel and gathering restrictions and reduced workforce in the public sector. Currently travel to and from work is still permitted, however the authorities may place additional, more restrictive measures on businesses and individuals.

The widespread outbreak of certain diseases, such as the recent COVID-19 pandemic, may adversely affect our business, disrupt our ability to manufacture products and impact the operations of our customers and modes of shipping, any of which could lead to reduction in customer orders and sales to certain regions and end-markets. See also “—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business”.

Employee health and safety is our priority. Deemed part of essential infrastructure industry, we continue to produce our products, while coordinating with and implementing guidance from the relevant governmental health guidelines. In an effort to keep our employees safe and healthy, we have implemented several measures including, but not limited to: increasing physical distancing of our employees; separating between shifts and roles; changing our travel and shuttles; separating spaced during meal times; adding temperature and symptom screening stations for employees prior to entering our facilities; increasing personal hygiene practices and providing our employees additional personal protective equipment and sanitation stations; and increasing sanitation of our facilities. In addition, we implemented global travel restrictions and work-from-home policies for employees who have the ability to work remotely.

We have received governmental support for our operations mainly in Canada, the United Kingdom and Singapore an aggregate amount of $1.7 million.

In addition, after halting recruitment, and furloughing employees, primarily due to reduction of our production capacity, we are facing challenges to recruit plant workers, particularly at our Sdot-Yam facility. Such challenges are partially due to the Israel social security scheme, which provides unemployment payments to workers laid off due to COVID-19 until mid-2021.

Currently, the trajectory of the COVID-19 outbreak remains highly uncertain. The extent to which COVID-19 will continue to impact our business and results of operations will depend on evolving factors, such as the duration and severity of the outbreak, containment measures, the availability and efficiency of providing vaccines to the worldwide population; and governmental, business and individual actions in response to the pandemic. However, we will continue to assess our operations for any impacts, trends and uncertainties involving the pandemic’s effects on economic activity and the particular effects on our industry and business, including the construction and renovation markets, our sales, availability and price of our raw materials, and the extent to which our business may be materially and adversely affected. For a discussion of certain risks associated with the COVID-19 pandemic, see “ITEM 1. A. Risk Factor—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and financial results.”

E.Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2020 are summarized in the following table:

	2021	2022	2023	2024	2025	2026 and thereafter	Other	Total (unaudited)
	(in thousands of U.S. dollars)
Sale-leaseback (1)	$1,233	$822	—	—	—	—	—	$2,055
Operating leases (2)	$22,277	$20,610	$17,316	$15,245	$13,874	$65,983	—	$155,305
Purchase obligations (3)	27,732	—	—	—	—	—	—	$27,732
Long term bank loans (4)	$1,639	$1,788	$1,994	$2,175	$2,352	$1,234		$11,182
Accrued severance pay, net (5)	—	—	—	—	—	—	$1,296	$1,296
Uncertain tax positions (6)	—	—	—	—	—	—	$3,664	$3,664
Total	$52,881	$23,220	$19,310	$17,420	$16,226	$67,217	$4,960	$201,234

(1)	See Note 14 to the consolidated financial statements for further details regarding the financing liability of land.
(2)

As of December 31, 2020, the Company has additional operating leases that have not yet commenced of $3.7 million and sublease rental payments of $1.8 million under non-cancelable subleases which has been included above.

(3)	Consists of enforceable and legally binding purchase obligations to suppliers.
(4)	Primarily related to the Lioli Acquisition.
(5)

Severance pay relates mainly to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the relevant employee and there is no obligation if the employee voluntarily resigns. See also Note 2s to our consolidated financial statements included elsewhere in this annual report for further information regarding accrued severance pay.

(6)

Uncertain income tax positions under ASC 740 guidelines for accounting for uncertain tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amounts or timing of settlement. See also Note 11 to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740.

ITEM 6: Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers, their ages and positions as of March 18, 2021, are as follows:

Name	Date of Birth	Position
Officers
Yuval Dagim	December 13, 1962	Chief Executive Officer
Ophir Yakovian	May 29, 1973	Chief Financial Officer
David Cullen	April 10, 1959	Managing Director, APAC
Ken Williams	April 4, 1961	Managing Director, North America
Amir Reske	October 13, 1973	Managing Director, EMEA
Rinat Efrima	June 5, 1977	Vice President, Chief Marketing Officer and Managing Director Israel
Efrat Rimmer	March 31, 1977	Vice President, Global Supply Chain and Commercial
Amihai Seider	November 29, 1967	Vice President, Global Production
Erez Margalit	July 14, 1967	Vice President, Global Research and Development
Ron Mosberg	December 15, 1979	Vice President, General Counsel and Corporate Secretary
Efrat Yitzhaki	November 23, 1972	Vice President, Global Human Resources
Suzie Roth	September 8, 1971	Vice President, Chief Information Officer

Directors
Dr. Ariel Halperin (4)	March 18,1955	Chairman
Nurit Benjamini (1)(2)(3)(5)(6)	October 27, 1966	Director
Lily Ayalon (1)(2)(3)(5)(6)	June 17, 1965	Director
Roger Abravanel (4)(5)	July 27, 1946	Director
Dori Brown (4)	September 2,1971	Director
Ronald Kaplan (3)(5)	August 15, 1951	Director
Ofer Tsimchi (1)(2)(5)	September 15, 1959	Director
Shai Bober	July 17,1975	Director
Tom Pardo Itzhaki	June 3, 1983	Director

____________________________
(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating committee.
(4)	Member of our strategy committee.
(5)	Independent under the Nasdaq rules.
(6)	External director under the Israeli Companies Law.

Executive Officers

Yuval Dagim has served as our Chief Executive Officer since August 2018. Prior to joining us, during 2017, Mr. Dagim served as the CEO of Shikun & Binui Ltd. (TASE: SKBN.TA), a global construction and infrastructure company. Prior to that, from 2011 to 2016, Mr. Dagim held several managerial positions at Kimberly Clark (NYSE: KMB), a multinational personal care corporation. including as VP and Managing Director at Kimberly Clark Australia & New Zealand, and as Managing Director and Chief Executive Officer at Kimberly Clark Israel (Hogla Kimberly). From 2008 to 2011, he served as Managing Director of Quarry Products at Hanson UK, a leading supplier of heavy building materials to the construction industry and from 2002 to 2008 as Regional Director & Deputy Managing Director at Hanson Israel. Mr. Dagim holds a B.Sc. degree in Mechanical Engineering from the Israeli Technological Institute, the Technion, and an executive M.B.A. from Bar Ilan University, Israel.

Ophir Yakovian has served as our Chief Financial Officer since April 2018. Prior to joining us, from 2017 to 2018, Mr. Yakovian served as the Chief Financial Officer of Perion Network Ltd. a global technology company that delivers data-driven online advertising and search solutions to brands and publishers and prior to that, from 2015 to 2017, as the Chief Financial Officer of Tnuva Group, Israel’s largest food manufacturer. From 2012 to 2015, Mr. Yakovian served as the Chief Financial Officer of Lumenis Ltd., a global leader in the field of minimally invasive clinical solutions. Prior to that, from 2006 to 2012, he served as VP Finance of Verint Systems, (NASDAQ: VRNT), a global leader in Actionable Intelligence® solutions with a focus on customer engagement optimization and cyber intelligence. Mr. Yakovian holds a bachelor’s degree in economics and accounting and a master’s degree in business economics from Bar Ilan University, Israel. He is a Certified Public Accountant.

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

Ken Williams has served as our President of North America since January 2019. Previously, from March 2016 to January 2019, he has served as our President of Caesarstone Canada. Prior to joining us, from February 1999 to March 2016, Mr. Williams held various senior executive level leadership positions, including Executive Vice President of Sales and Marketing, in a number of Masco Corporation divisions, a global company involved in the design, manufacture and distribution of branded home improvement and building products. Previously, Mr. Williams held general management positions and leadership roles at Fortune Brands, the Redhill Company Ltd. and Thorne Stevenson Kellogg Management Consultants. Mr. Williams holds a Bachelor of Business Administration Degree from Trent University in Ontario, Canada.

Amir Reske has served as our Managing Director, EMEA since May 2019. Previously, from 2016 to May 2019, he has served as Managing Director, Caesarstone (UK). Prior to joining us, from 2013 to 2016, Mr. Reske served as the CEO of Tadiran Energy Ltd. in Israel, a corporation focusing on the development, manufacturing, import, distribution, service and marketing of air conditioning systems for residential & commercial applications. Previously, from 2012 to 2013, Mr. Reske served as the Director of Subsidiaries at Meuhedet National Health Services, a major health service organization in Israel and, from 2005 to 2012, as the Chief Investment Director / Director of Business Development, at CP Holdings Ltd, a trading firm in the United Kingdom. He is a member of the Israeli bar and holds a post graduate diploma in legal practice from the University of Oxford and a business law degree from Coventry University.

Rinat Efrima has served as our Global Chief Marketing Officer and Managing Director for Caesarstone Israel since July 2019. Prior to joining us, from 2010 to 2019, Ms. Efrima held various managerial positions at Kimberly-Clark Corporation, a multinational personal care corporation (NYSE: KMB), serving most recently as Business Sector Leader for Europe, Middle East, and Africa (EMEA). Previously, from 2005 to 2009, she served as Marketing Director at Kimberly-Clark Israel and prior to that in various marketing positions at the Strauss Group, an international food and beverage corporation. Ms. Efrima holds an M.B.A. with a focus on marketing and advertising from Ono Academic College and a B.A. in economics and social sciences from Bar-Ilan University, Israel.

Efrat Rimmer has served as our Vice President, Global Supply Chain and Commercial, since February 2021. Prior to joining us, from July 2019 until January 2021. Ms. Rimer served as CEO and Co-founder of TreatMee Ltd., a company developing technological solutions and visual communication systems. Prior to that, from July 2001 to January 2019, Ms. Rimer served in various managerial positions at HP Ltd., including as VP Operations, from 2016 to 2019; Supply Chain strategy manager, from 2012 to 2016; Europe Strategic account manager, from 2009 to 2012; Global procurement manager, from 2005 to 2009; and as Production logistics manager & Lean manager, from 2001 to 2005. Ms. Rimer holds a B.Sc. in Industrial Engineering form Ben Gurion University, and an MBA from Ben Gurion University.

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

Ron Mosberg has served as our General Counsel & Corporate Secretary since September 2018. Prior to joining us, from 2015, Mr. Mosberg served as the General Counsel and Corporate Secretary at Enzymotec Ltd., an Israeli based global nutraceutical company. Previously, from 2007 to 2015, Mr. Mosberg worked as a lawyer at leading Israeli law firms. Mr. Mosberg holds an LL.B. in Law and Psychology from Tel Aviv University, Israel.

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

Suzie Roth has served as our Chief Information Officer since June 2019. Prior to joining us, from 2014 to 2019, Ms. Roth served as Head of Global Business Application at Netafim Israel, a global leader in precision irrigation solutions for sustainable agriculture. Previously, from 2009 to 2013, she served in various managerial positions at Amdocs, a leading software and services provider to communications and media companies, most recently as Development and Implementation Director. From 1998 to 2009, Ms. Roth served in several positions at Kodak Canada, including IT Manager Vancouver Site. Ms. Roth holds a B.Sc. in information technologies from the Technion, the Israel Institute of Technology.

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

Nurit Benjamini has served as our external director under the Companies Law since December 2020. Since December 2013, Ms. Benjamini currently serves as the Chief Financial Officer of Crazy Labs Ltd., a company that creates fresh mobile content. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer ofWix.com (NASDAQ: WIX); from 2007 to 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd., now Sigma Designs Israel Ltd., a subsidiary of Sigma Designs Inc. (NASDAQ: SIGM) and from 2000 to 2007, she served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN). Ms.Benjamini currently serves as an external director and the chairperson of the audit committee of Gamida Cell (NASDAQ: GMDA), as an external director and the chairperson of the audit and compensation committees of BiolineRx Ltd. (NASDAQ: BLRX), and as an external director and the chairperson of the audit committee of Allot Communications Ltd. (NASDAQ: ALLT). Ms. Benjamini earned both a B.A. degree in economics and business and an M.B.A. in finance from Bar Ilan University, Israel.

Lily Ayalon has served as our external director under the Companies Law since December 2020. Ms. Ayalon currently is a business consultant and serves on the board of directors for numerous public companies. Since 2015. From 2010 to 2015, Ms. Ayalon served as the Senior Deputy Director General of the Government Companies Authority; from 2006 to 2009, she served as the Deputy Chief Executive Officer and Executive Directory of a subsidiary of the New Hamashbir Group Ltd. and from 2004 to 2006, she served as the Chief Financial Officer of Amot Investments. Ms. Ayalon is a certified public accountant and earned both a B.A. degree in accounting and economics and an M.B.A in finance from the Hebrew University of Jerusalem, Israel.

Roger Abravanel has served as our director since December 2016. During 2006, Mr. Abravanel retired from McKinsey & Company, a global management consulting firm, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of Teva Pharmaceutical Industries Ltd. (TASE: TEVA), a multinational pharmaceutical company, from 2007 to 2017, as a director of COFIDE—Gruppo De Benedetti SpA., an Italian holding company active in the healthcare and automotive industries, from 2008 until 2013, as a director of Luxottica Group SpA., an Italian premium, luxury and sports eyewear conglomerate, from 2006 to 2014, and as a director of Admiral Group plc, a car insurance provider in the U.K., from 2012 until 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as a director at the Phoenix Holdings Ltd. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

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

B.Compensation of Officers and Directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock-based compensation, for the year ended December 31, 2020, was $8.3 million. This amount includes $0.7 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

CEO Compensation

Pursuant to a services agreement we entered into with our Chief Executive Officer, Yuval Dagim, in consideration for services provided by Mr. Dagim, we pay Mr. Dagim monthly compensation of NIS 205,000 (approximately $64,000), as well as provide benefits that are customary for senior executives in Israel, such as reimbursement for the costs of a cellular phone and car fuel used in the course of performing his obligations.

Mr. Dagim is also entitled to an annual cash bonus of up to $840,000 based on quantitative performance goals of which $210 can be paid as a discretionary bonus subject to the Board’s evaluation of Mr. Dagim’s performance; provided, however, that such discretionary bonus will not be granted to the CEO in the event the Company does not have a positive EBITDA for the given fiscal year.

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

Director Compensation

Each of our directors (not including the Chairman of the board of directors, Mr. Roger Abravanel and Mr. Ronald Kaplan) is entitled to the payment of annual fee of NIS 120,000 (approximately $37,000) and payment of NIS 3,350 (approximately $1,000) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions adopted without an actual convening (meaning, unanimous written resolutions) and for participating through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced to 50%; and (2) for participation through media communication, the participation compensation will be reduced to 60%.

Mr. Roger Abravanel is entitled to an annual fee of $100,000 and a per-meeting fee $2,500 for participation in meetings of the board and committees of the board. Our shareholders further approved that Mr. Ronald Kaplan is entitled to an annual fee of $75,000 and a per-meeting fee of $2,500 for participation in meetings of the board and committees of the board. The participating fees of Mr. Abravanel and Mr. Kaplan for meetings held through media communication shall be reduced by 50% and for meetings by written consent shall be reduced by 75%.

Dr. Ariel Halperin, our chairman of the board of directors, is entitled to an annual fee in the amount of NIS 750,000 (approximately $233,000), payable in equal quarterly installments.

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

Individual Covered Executive Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2020, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
			(in U.S. dollars)
Yuval Dagim	672,833	171,464	772,911	52,582	1,669,790
Ophir Yakovian	455,443	107,496	133,496	17,105	713,540
Rinat Efrima	412,141	72,084	138,839	13,721	636,785
Ken Williams	457,027	56,826	97,130	2,353	613,336
David Cullen	382,951	98,558	96,149	7,231	584,889

(1)	All Covered Executives are employed by us on a full time (100%) basis.

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

(4)

Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2020, based on the option's and RSU’s award’s fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2w to our consolidated financial statements.

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

Indemnification agreements

Our articles of association permit us to exculpate, indemnify and ensure our directors and office holders to the fullest extent permitted by law, subject to limited exceptions. We have entered into agreements with each of our current directors and office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from our IPO to the extent that these liabilities are not covered by insurance. See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our Company or any of our subsidiaries.

Equity incentive plan

In November 2020, we adopted the 2020 Caesarstone Share Incentive Plan (the “2020 Plan”) that replaced our 2011 Incentive Compensation Plan (the “2011 Plan”). Awards previously issued under the 2011 Plan will continue to be governed by the terms of the 2011 Plan.

The maximum aggregate number of our shares available for issuance as awards under the 2020 Plan is (i) 2,500,000 authorized but unissued shares, plus (ii) up to 1,000,000 shares carried over from the 2011 Plan, and shares underlying outstanding awards granted pursuant to the 2011 Plan if expired, cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares, which will be available for grant of awards pursuant to the 2020 Plan. However, except subject to certain adjustments, in no event will more than 3,500,000 shares be available for issuance pursuant to the exercise of incentive stock options. As of March 18, 2021, the number of ordinary shares allocated under the 2020 Plan was 59,000 ordinary shares. Considering the number of options and RSUs already granted, as of March 18, 2021, 3,033,556 ordinary shares remained available for future option or RSU grants under the 2020 Plan. As of March 18, 2021, the number of ordinary shares underlying outstanding equity awards allocated under the 2011 and 2020 equity incentive plans was 1,552,203 ordinary shares.

Under the 2020 Plan, we provide stock-based compensation to our directors, executive officers, employees and consultants, and those of our affiliates. The 2020 Plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries employees, directors and consultants and to enhance our and our subsidiaries ability to attract and retain employees, directors and consultants. See also Note 13 to our financial statements included elsewhere in this report for additional information about grants of options and RSUs in recent years.

The 2020 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721 1961 (the “Ordinance”), and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

The 2020 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards.

Options granted under the 2020 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code or may be non-qualified stock options.

In the event of termination of a grantee’s employment or service with the company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within one hundred and twenty (120)days after such date of termination, unless otherwise determined by the administrator, but in any event no later than the date of expiration of the award’s term. After such one hundred and twenty (120) day period, all unexercised awards will terminate, and the shares covered by such awards shall again be available for issuance under the 2020 Plan.

In the event of termination of a grantee’s employment or service with the company or any of its affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee's legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator, but in any event no later than the date of expiration of the award’s term. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve month period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2020 Plan.

In the event of termination of a grantee’s employment or service on due to such grantee’s retirement, all exercisable awards held by such grantee as of the date of retirement may be exercised at any time within the three (3) month period after the date of such retirement, unless otherwise determined by the administrator.

Notwithstanding any of the foregoing, if a grantee’s employment or services with the company or any of its affiliates is terminated for “cause” (as defined in the 2020 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2020 Plan, unless otherwise determined by the administrator.

Grant of stock options to Chief Executive Officer

See “ITEM 6.B: Directors, Senior Management and Employees—Compensation—CEO Compensation.”

C.Board Practices

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

Otherwise, we comply with Nasdaq corporate governance rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq Global Select Market corporate governance rules. We also comply with Israeli corporate governance requirements under the Companies Law applicable to public companies.

Board of directors and officers

As of the date of this report, our board of directors consists of ten directors, six of whom are independent under the Nasdaq rules, including Ms. Nurit Benjamini and Ms. Lily Ayalon, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External directors”). Specifically, our board of directors has determined that Ofer Tsimchi, Nurit Benjamini, Lily Ayalon, Ronald Kaplan and Roger Abravanel, meet the independence standards under the rules of Nasdaq. In reaching this conclusion, the board of directors determined, following the recommendation of our nomination committee, that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

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

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a “director with financial and accounting expertise” is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that each of Ms. Nurit Benjamini and Ms. Lily Ayalon has such expertise.

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

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements under the Companies Law. Such external directors are not required to be Israeli residents in case the company is listed on a foreign stock exchange (such as us). Appointment of external directors is made by a special majority resolution of the general meeting of our shareholders. At a shareholders’ meeting held on November 10, 2020, each of Ms. Nurit Benjamini and Ms. Lily Ayalon were elected to serve as external directors of the Company for a three-year term commencing on December 1, 2020 and expiring on November 30, 2023.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of (each an “Affiliated Party”): (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by our controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation to the chairperson of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

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

Audit committee

Our audit committee consists of Ms. Nurit Benjamini, Ms. Lily Ayalon and Mr. Ofer Tsimchi. Ms. Nurit Benjamini serves as the chairperson of the audit committee.

Companies Law requirements

Under the Companies Law, the board of directors of any public company must appoint an audit committee comprised of at least three directors, including all the external directors. The audit committee may not include:

•

the chairperson of the board of directors;

•

a controlling shareholder or a relative of a controlling shareholder; and

•

any director employed by, or providing services on an ongoing basis to, the company, a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company or any director who derives most of his or her income from the controlling shareholder.

According to the Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, are required to be “independent” (as defined below) and the chairperson of the audit committee is required to be an external director. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairperson of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Companies Law. Without derogating from the aforementioned, under the Companies Law, a company’s general counsel and a company’s secretary, which are not a controlling shareholder or relative thereof, may be present at an audit committee meeting if the committee has requested their presence.

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

All members of our audit committee meet the requirements for financial literacy under the applicable rules of the SEC and the Nasdaq rules. Our board of directors has determined that each of Ms. Nurit Benjamini and Ms. Lily Ayalon qualifies as an “audit committee financial expert,” as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq rules.

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

Nominating Committee

We have a nominating committee comprised of three of our directors, Ms. Nurit Benjamini, Ms. Lily Ayalon and Mr. Ronald Kaplan, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq rules. Our board of directors has adopted a nominating committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

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

Compensation Committee

We have a compensation committee consisting of three of our directors, Ms. Nurit Benjamini, Ms. Lily Ayalon and Mr. Ofer Tsimchi, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq rules. Ms. Lily Ayalon serves as the Chairperson of the compensation committee. Our board has adopted a compensation committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

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

Pursuant to the Companies Law, Israeli public companies are required to appoint a compensation committee comprised of at least three directors, including all the external directors, who must also constitute a majority of its members. All other members of the compensation committee, who are not external directors, must be directors who receive compensation that is in compliance with regulations promulgated under the Companies Law. In addition, the chairperson of the compensation committee must be an external director. The Companies Law further stipulates that directors who are not qualified to serve on the audit committee, as described above, may not serve on the compensation committee either and that, similar to the audit committee, generally, any person who is not entitled to be a member of the compensation committee may not attend the compensation committee’s meetings.

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

On November 10, 2020, following the recommendation of our board of directors, our shareholders approved an amended and restated compensation policy (the “A&R Compensation Policy”). In addition to the terms discussed in the description of the Compensation Policy above, the A&R Compensation Policy adopted the following amendments:

•

established pre-determined caps, which are lower than in the Compensation Policy, for the amount of equity-based compensation that can be granted to each of our directors and Chief Executive Officer (such that, with respect to the Chief Executive Officer, the fair value of the equity-based compensation that may be granted shall not exceed his or her base salary);

•

annual performance-based cash bonuses for executive officers (other than the Chief Executive Officer), based on, inter alia, a discretionary evaluation of such executive officer’s overall performance by the Chief Executive Officer, limited to 25% of the respective executive officer’s annual base salary;

•

annual performance-based cash bonuses for the Chief Executive Officer based mainly (at least 75%) on measurable objectives, and, with respect to its less significant part (up to 25%), based on a discretionary evaluation of the Chief Executive Officer’s overall performance, using both quantitative and qualitative criteria, by the compensation committee and the board of the directors; and

•

the removal of certain limitations on the maximum premiums for directors’ and officers’ liability insurance that we may purchase.

Strategy Committee

In February 2017, we have established a strategy committee comprised of three of our directors, Mr. Roger Abravanel, Dr. Ariel Halperin and Mr. Dori Brown. Mr. Roger Abravanel serves as the chairperson of the strategy committee. The strategy committee maintains an ongoing, cooperative, interactive strategic planning process with our management, including the identification, setting and maintenance of strategic goals and expectations as well as the review of potential acquisitions, joint ventures, and strategic alliances. References to our strategy and strategic planning are intended to focus on our medium- and long-term initiatives versus day to day operations.

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

Disclosure of personal interest of an office holder and approval of related party transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. See “—Audit committee—Approval of transactions with related parties” for the definition of a controlling shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or an employee of the company, regarding his or her terms of service or employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

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

Our articles of association permit us to exculpate, indemnify and ensure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. We have agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to the greater of 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made, and $30 million. Such indemnification amounts are in addition to any insurance amounts. Each office holder who previously received an indemnification letter from us and agreed to receive this new letter of indemnification, gave his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any; however, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

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

D. Employees

As of December 31, 2020, we had 1,999 employees, of whom 683 were based in Israel, including 33 individuals who provide services to us through our manpower agreement with Kibbutz Sdot-Yam, discussed below, and with whom we do not have employment relationships, 645 employees in the United States (including 186 employees in our Richmond Hill facility and 165 in Omicron), 114 employees in Australia, 126 in Canada, 359 in India, 49 in the United Kingdom and 23 in Asia. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three fiscal years:

	As of December 31,
Department	2020	2019	2018
Manufacturing and operations	1,222	911	950
Research and development	26	15	17
Sales, marketing, service and support	580	424	410
Management and administration	171	151	157
Total	1,999	1,501	1,534

Excluding the effects of the Lioli Acquisition and the Omicron Acquisition, the size of our global workforce declined by 26 employees in 2020. Such decline was primarily attributed to the temporarily reduction in capacity of our plants, reflecting the COVID-19 demand slowdown and a temporary halt in our recruitment and hiring. Currently we aim at increasing production for 2021 and have begun recruiting employees as of December 2020.

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 18, 2021, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Executive Officers
Yuval Dagim	*	*
Ophir Yakovian	*	*
David Cullen	*	*
Ken Williams	*	*
Amir Reske	*	*
Rinat Efrima	*	*
Hezi Eini	*	*
Amihai Seider	*	*
Erez Margalit	*	*
Ron Mosberg	*	*
Efrat Yitzhaki	*	*
Suzie Roth	*	*

Directors
Dr. Ariel Halperin(2)
Nurit Benjamini	*	*
Lily Ayalon	*	*
Roger Abravanel	*	*
Dori Brown	*	*
Ronald Kaplan	*	*
Ofer Tsimchi	*	*
Shai Bober	*	*
Tom Pardo Itzhaki	*	*

All current directors and executive officers as a group (21 persons)(2)

_______________________
*	Less than one percent of the outstanding ordinary shares.

(1)

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 18, 2021, through the exercise of any option or warrant. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or other awards that are convertible into our ordinary shares within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or other agreements, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 34,441,321 ordinary shares outstanding as March 18, 2021.

All our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association—Voting.”

Our directors and executive officers hold, in the aggregate, options and RSUs exercisable for 1,004,187 ordinary shares (including 48,187 RSUs), as of March 18, 2021. The options have a weighted average exercise price of $17.0 per share and the RSUs have a weighted average fair value of $15.05 and have expiration dates generally seven years after the grant date of the option.

(2)

Includes 14,029,494 ordinary shares beneficially owned by Tene Investment in Projects 2016, L.P. (“Tene”). As further described in footnote (2) under “ITEM 7.A: Major Shareholders and Related Party Transactions—Major Shareholders,” Each of Dr. Halperin, Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), and Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”) may be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene. See “ITEM 7.A: Major Shareholders and Related Party Transactions—Major Shareholders.”

ITEM 7: Major Shareholders and Related Party Transactions

A.Major Shareholders

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

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or other agreements that are currently exercisable or exercisable within 60 days of March 18, 2021, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The amounts and percentages are based upon 34,441,321 ordinary shares outstanding as of March 18, 2021.

All our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association —Voting.”

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included below under “—Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494	40.7%
Tene Investment in Projects 2016, L.P. (2)(3)	14,029,494	40.7%
The Phoenix Holdings Ltd. (4)	2,239,850	6.5%
BlackRock, Inc. (5)	1,825,862	5.3%
Global Alpha Capital Management Ltd.	1,868,181	5.4%

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

Kibbutz Sdot-Yam is a communal society, referred to in Hebrew as a “kibbutz” (plural “kibbutzim”) with approximately 460 members and an additional 350 residents located in Israel on the Mediterranean coast between Tel Aviv and Haifa. Established in 1940, Kibbutz Sdot-Yam is a largely self-governed community of members who share certain social ideals and professional interests on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim.

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

As of December 31, 2020, 33 of our employees, or 1.6% of our total workforce, were also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed on October 28, 2020 and on information provided to the Company by the beneficial owner, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 14,029,494 ordinary shares and shared dispositive power over 5,589,494, consisting of (i) 3,589,494 ordinary shares, which it directly owns, and (ii) 2,000,000 ordinary shares underlying an immediately exercisable call option (“Call Option”) from Mifalei Sdot-Yam, which it directly owns pursuant to the Shareholders’ Agreement (as defined below) with Mifalei Sdot-Yam. Pursuant to the Shareholders’ Agreement, Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot-Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors. Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene.

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

(4) Based on Schedule 13G/A filed with the SEC on February 13, 2021 by the Phoenix Holdings Ltd., as of December 31, 2020, the Phoenix Holdings Ltd. held shared voting and dispositive power over 2,239,850 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of the Phoenix Holding Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) As of December 31, 2020, and as reported Schedule 13G filed by BlackRock Inc. with the SEC on February 2, 2021 BlackRock Inc. held sole voting power over 1,782,214 ordinary shares, and sole dispositive power over1,825,862 ordinary shares.

(6) As of December 31, 2020, and as reported Schedule 13G filed by Global Alpha Capital Management Ltd. with the SEC on February 10, 2021 Global Alpha Capital Management Ltd held sole voting power over 1,622,939 ordinary shares, and sole dispositive power over1,868,181 ordinary shares.

Changes in Ownership

Prior to our IPO in March 2012, Kibbutz Sdot-Yam owned 18,715,000, or 70.1% of our ordinary shares. Immediately after the IPO, due to our issuance of ordinary shares, the Kibbutz’s ownership in our ordinary shares decreased to 56.1%. As a result of two subsequent public offerings of ordinary shares completed in 2013 and 2014, the Kibbutz sold 6,325,000 of the 17,765,000 ordinary shares it owned, decreasing its ownership percentage to 32.8% immediately after those offerings. Pursuant to the Shareholders’ Agreement, effective October 13, 2016, the Kibbutz sold to Tene 1,000,000 of its 11,440,000 ordinary shares and granted to Tene the Call Option to purchase 2,000,000 ordinary shares. During 2018, Tene purchased additional 2,589,494 ordinary shares in the open market. The parties also agreed to vote at general meetings of our shareholders together, such that they share voting power over 14,029,424 ordinary shares. As a result, as of March 18, 2021, the Kibbutz and Tene each beneficially owned 40.7% of our ordinary shares.

Beneficial ownership by holders of more than 5% of our ordinary shares is shown in the table above.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 18, 2021, there were three registered holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 59.3% of our outstanding ordinary shares.

B.Related Party Transactions

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

Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $9.4 million in 2020, $9.5 million in 2019 and $9.3 million in 2018 (excluding VAT), as set forth in more detail below. We believe that these services are rendered to us in the ordinary course of our business and that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

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

Land use agreement

Land leased to Kibbutz Sdot-Yam by the ILA and the Caesarea Development Corporation

Our headquarters and research and development facilities, as well as one of our two manufacturing facilities, are located on the grounds at Kibbutz Sdot-Yam and include 30,744 square meter of facility and 60,870 square meters of un-covered yard. The headquarters and facilities are located on lands title to which is held by the ILA, and which are leased or subleased to Kibbutz Sdot-Yam pursuant to the following agreements: (i) a 49-year lease from the ILA signed in July 1978 that commenced in 1962 and expired in 2011 and has been extended pursuant to an option in the agreement for an additional 49 years, and (ii) a new agreement entered into in April 2014 between Kibbutz Sdot-Yam and the Caesarea Development Corporation pursuant to which Kibbutz Sdot-Yam leases the relevant premises (including such premises which are leased by the Kibbutz to us) from the Caesarea Development Corporation until year 2037. Additionally, Kibbutz Sdot-Yam has been negotiating the renewal of a long-term lease agreement with the ILA which expired in 2009. After a series of discussions with the ILA to renew this expired agreement, on February 21, 2017, the District Court approved a settlement between the parties, pursuant to which the Kibbutz is entitled to a new lease agreement for a period of 49 years, with an option to renew for additional 49 years. As of the date of this report, a definitive lease agreement between the parties has not been signed yet. To date, the expiration of this lease agreement has not had any impact on our ability to use the facilities located on the property subject to the leases. The ILA may terminate its leases with Kibbutz Sdot-Yam in certain circumstances, including if Kibbutz Sdot-Yam breaches its agreements therewith, commences proceedings to disband or liquidate or in the event that Kibbutz Sdot-Yam ceases to be a “kibbutz” as defined in the lease (meaning, a registered cooperative society classified as a kibbutz). The ILA may, from time to time, change its regulations governing the lease agreements, and these changes could affect the terms of the land use agreement, as amended, including the provisions governing its termination.

Kibbutz Sdot-Yam currently permits us to use the land and facilities pursuant to a land use agreement which became effective in March 2012 and expires 20 years thereafter. Under the land use agreement, Kibbutz Sdot-Yam agreed to permit us to use approximately 100,000 square meters of land leased to the Kibbutz, consisting both of facilities and unbuilt areas, in consideration for an annual fee of NIS12.9 million ($4.0 million) in 2013 and thereafter, plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011. The annual fee may be adjusted after January 1, 2021 or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the ILA or Caesarea Development Corporation, and every three years thereafter if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel B.M. (“Bank Leumi”). Every addition or deletion of space is accounted for based on the original rates mentioned above.

In addition, in the land use agreement, we have waived any claims for payment of NIS 18.0 million ($4.6 million) from Kibbutz Sdot-Yam with respect to prior investments in infrastructure on Kibbutz Sdot-Yam’s lands used by us under the prior land use agreement.

Following a request by the Kibbutz, in accordance with its rights under the land lease agreements for Sdot-Yam and Bar-Lev facilities the terms of the land lease agreement, a market assessment of an appointed independent appraiser was obtained, including the measurements of properties we use and the parties are in the process of obtaining such appraisal.

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

We have committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($1.0 million) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, we committed to pay NIS 200,000 (approximately $62,000) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment deducted in monthly installments over a four-year period beginning the year the construction completed from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to our Sdot-Yam facility.

In connection with this agreement we reached non-monetary agreements with Kibbutz Sdot-Yam allowing them access to certain infrastructures located in the leased premises such as electrical, water and sewage.

While Kibbutz Sdot-Yam is responsible under the agreement for obtaining various licenses, permits, approvals and authorizations necessary for use of the property, we have waived any monetary recourse against Kibbutz Sdot-Yam for failure to receive such licenses, permits, approvals and authorizations.

Pursuant to these land use agreements, we paid to Kibbutz Sdot-Yam an aggregate of $4.7 million in 2020, $4.5 million in 2019 and $4.3 million in 2018.

Land purchase and leaseback agreement

On June 6, 2007, we entered into a long-term lease agreement with the ILA in the lands and facilities of the Bar-Lev Industrial Center for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. On March 31, 2011, we entered into a land purchase and leaseback agreement with Kibbutz Sdot-Yam, pursuant to which, effective as of September 1, 2012, Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev Industrial Park in consideration for NIS 43.7 million ($10.9 million). Pursuant to the land purchase and leaseback agreement, we were required to obtain certain third-party consents from, among others, the Israeli Tax Authorities and from the Israeli Investment Center. All such consents have been obtained. The land purchase and leaseback agreement were executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev land for a period of 10 years commencing in September 2012 that will be automatically renewed unless we give two years prior notice, for an additional 10-year term in consideration for an annual fee of NIS 4.1 million ($1.2 million) to be linked to the increase of the Israeli consumer price index.

Following a request by the Kibbutz, , in accordance with its rights under the land lease agreements for Sdot-Yam and Bar-Lev facilities the terms of the land lease agreement, a market assessment of an appointed independent appraiser was obtained, including the measurements of properties we use and the parties are in the process of obtaining such appraisal.

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

Pursuant to the land purchase and leaseback agreement and agreement for additional land in connection with our Bar-Lev facility, we paid to Kibbutz Sdot-Yam an aggregate of $1.2 million in each of 2020, 2019 and 2018.

Manpower agreement

In March 2001, we entered into a manpower agreement with Kibbutz Sdot-Yam, which was amended in December 2006. Pursuant to the agreement, Kibbutz Sdot-Yam agreed to provide us with labor services staffed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (each a “Kibbutz Appointee”). This agreement was replaced by a new manpower agreement, signed on July 20, 2011, with a term of 10 years from January 1, 2011 that was automatically renewed on December 31, 2020 and will be further automatically renewed, unless one of the parties gives six months’ prior notice, for additional one-year periods. Our audit committee has determined that the term of the manpower agreement with Kibbutz Sdot-Yam is reasonable under the relevant circumstances except as it relates to office holders. Accordingly, under the Companies Law, the manpower agreement, with respect to office holders, is subject to re-approval by our audit committee, board of directors and general meeting every three years. On July 30, 2015, following the approval of our audit committee, compensation committee and board of directors, our shareholders approved an addendum to the Manpower Agreement between us and Kibbutz Sdot-Yam, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, for an additional three-year term as of the date of approval by the shareholders. On November 27, 2018, following the approval of our audit committee, compensation committee and board of directors, our shareholders approved a second addendum to such agreement for an additional three-year term as of the date of approval by the shareholders.

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

Under the manpower agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 (approximately $77 thousands) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation. Office holders who are Kibbutz Appointees have all benefits then provided to our other office holders, including without limitation, directors’ and officers’ liability insurance, and Company’s indemnification and exemption undertaking. Pursuant to the manpower agreement, we paid to Kibbutz Sdot-Yam an aggregate of $2.1 million in 2020, $2.4 million in 2019 and $2.5 million in 2018. As of December 31, 2020, we engaged 33 Kibbutz Appointees on a permanent basis.

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

On July 30, 2015, following the approval of our audit committee and the board, our shareholders approved an amended services agreement for a period of three years. On November 27, 2018, following the approval of our audit committee and the board, our shareholders approved a further amended services agreement (“Amended Services Agreement”) for an additional period of three years. Under the Amended Services Agreement, Kibbutz Sdot-Yam will continue to provide us with various services it provides in the ordinary course of our business, for a period of three years commencing as of the date of approval by the shareholders. The amount that we pay Kibbutz Sdot-Yam under the Amended Services Agreement depends on the scope of services we will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from Kibbutz Sdot-Yam, considering its physical proximity to our manufacturing plant in Sdot-Yam and its expertise. The amounts we pay for the services are subject to certain adjustments for increases in the Israeli consumer price index. In addition, the Amended Services Agreement grants Kibbutz Sdot-Yam a right of first proposal in special projects with respect to the metal workshop services. The Amended Services Agreement also outlines the distribution mechanism between us and the Kibbutz for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with our business facilities. Each party may terminate such agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-days’ prior notice. In connection with such agreements, we paid to Kibbutz Sdot-Yam an aggregate of $1.3 million in 2020, $1.5 million in 2019 and $1.3 million in 2018.

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

Indemnification agreements

See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2020, please see pages F-4 to F-5 of this report.

Legal Proceedings

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

Following certain proceedings is Israel, the parties commenced an arbitration in South Africa. In February 2019 the arbitrator delivered his award on the merits (the quantum is still to be decided). The arbitrator’s award was in WOMAG’s favor as it relates to the claim that remained outstanding (WOMAG has conceded, abandoned and seemingly withdrawn all their claims save for the one mentioned above) and imposed the costs relating to the arbitration on us.

In July 2019, we appealed the award and in August 2019 hearings were held. In November 2019, the appeal panel delivered its award on the merits (the quantum is still to be decided), partially accepting the appeal and imposing 80% of the cost of arbitration and appeal on us.

Following negotiations held during 2020 between the parties, on January 15, 2021, we paid WOMAG an amount of €7.2 million ($8.9 million) as part of the settlement for the majority of WOMAG’s claim for breach of contract. The remaining disputed amounts relating to the said breach, as well as WOMAG's claim for loss of profits shall be the subject of a further hearing scheduled for August 2021.

Claims related to alleged silicosis and other injuries

Overview

We are subject to numerous claims by former employees, fabricators, their employees or the National Insurance Institute (“NII”) in Israel, alleging that workers contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Engineered stones, including our products, are typically comprised of approximately (on average) 85% silica, and smaller concentrations of silica are present in natural stones. Therefore, in some of the lawsuits it is claimed that fabrication of engineered stones creates higher exposure to crystalline silica dust, and, accordingly, creates a higher risk of silicosis.

Since 2008, we have been named, either directly or as a third party defendant, in numerous lawsuits alleging damages caused by exposure to RCS related to our products filed by individuals (including fabricators and their employees, and our former employees), their successors, employers and the State of Israel, and in subrogation claims by the NII, WorkerCover Queensland, Australia, and others.

As of December 31, 2020, we were subject to pending lawsuits with respect to 169 injured persons globally (of which 138 were in Israel, 30 in Australia and one in the United States) and had received pre-litigation demand letters with respect to additional 13 persons, in each case relating to silicosis claims.

Since 2008 and through December 31, 2020, lawsuits with respect to 109 injured persons that were filed against us were settled or dismissed.

With respect to claims filed in Israel, a judgment was entered by the District Court during 2013, pursuant to which we were found to be comparatively liable for 33% of the plaintiff’s total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence, and on the State of Israel at 27%. Following an appeal to the Israeli Supreme Court, the parties entered into a settlement agreement and the District Court’s ruling was cancelled, although it remains a non-binding guideline.

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

With respect to claims filed in Australia, which we intend to vigorously defend, the probability of a ruling against the Company is estimated as “remote” or “only reasonable possible”. However, as there is still no precedent in Australia as to the liability of manufacturers and suppliers in silicosis claims, if we fail to defend ourselves in such claims, a negative precedent may be set, which may adversely affect our position in other claims.

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

On January 4, 2018, we and the plaintiff submitted to the Israeli District Court a settlement agreement. If the settlement agreement is approved by the Court, the claim will be dismissed and we will make payments on a one-time basis, without any admission of liability, in an aggregate amount of approximately NIS 9.0 million (approximately $2.8 million) to fund certain safety related expenses at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses. As of the date of this report, the settlement agreement remains subject to the approval of the Court. The Israeli State Attorney General had notified the Court of its objection to the proposed settlement. We expect the Court will issue its ruling during the first half of 2021.

Our Probable Risks Related to Outstanding Claims

We intend to contest the pending claims against us, although there can be no assurance that we will succeed in these claims and it is probable that we will be liable for damages in connection with such lawsuits. As of December 31, 2020, we estimated that our total exposure with respect to all then-pending lawsuits in Israel related to 138 injured persons and the un-asserted NII claims was approximately $42.3 million, although the actual outcome of such lawsuits may vary significantly from such estimate. The number of injured persons takes into account the claim filed with a motion for its recognition as a class action and does not include pre-litigation demand letters and settled claims for which the settled amount has not been paid yet. It is too early to estimate the probability of the actual exposure in the claims filed against us in Australia, which we intend to vigorously defend. However, as there is still no precedent in Australia as to the liability of manufacturers and suppliers in silicosis claims, if we fail to defend ourselves in such claims, a negative precedent may be set, which may adversely affect our position in other claims.

Insurance

We currently have global product liability insurance, which applies, subject to certain terms and limitations, to claims that may be submitted against us worldwide during the insurance policy term. This policy covers claims that are beyond $20 million per claim and per aggregate during the policy term from October 1, 2020 to April 1, 2022, up to an amount of $35 million per claim and per year. Our global product liability insurance policy is effective until April 2022. The policy covers only illnesses diagnosed after February 2010. Although we will seek to renew our product liability insurance to cover silicosis related claims, there is no assurance that we will be successful in its renewal, specifically as currently Israeli and Australian policies do not cover newly diagnosed silicosis related claims. In addition to the global product liability policy, we have regional product liability insurance policies in the United States and Canada, each with a coverage of up to $20 million per claim or per year, each in its relevant local currency, subject to certain terms and limitations, with relatively low deductibles. In India, we have a regional product liability policy in the amount of INR 40 million ($0.6 million) effective until April 23, 2021.

We believe that our current insurance covers the pending individual product liability claims. In October 2019, we signed a settlement agreement with our insurer at the time the class action claim was filed for a certain coverage of the damages sought with respect to the putative class action claim. The amount claimed in the class action exceeds our insurance coverage by a material amount. There is no certainty whether the amount the insurer agreed to pay will cover any payment we will be forced to pay under the class action. Our employer liability insurance excludes silicosis damages and, therefore, in case that we are found liable for any of our employees’ illness with silicosis, we will have to bear compensation for such damages, after the deduction of payments made by the NII to an employee of ours, which might have an adverse effect on our business and results of operations. We are not subject to subrogation claims by the NII with regard to our employees.

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

Dividends

In February 2018, we declared the distribution of special cash dividend in the amount of $0.29 per share, paid on March 14, 2018, subject to withholding tax of 20%. We also adopted a dividend policy pursuant to which we intend to pay a quarterly cash dividend in the range of $0.10-$0.15 per share up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to the approval of our board of directors. In the third quarter of 2019, we distributed a cash dividend in the amount of $0.15 per share subject to withholding tax of 20%. In February 2020, we revised our dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors. In the event that the calculated dividend is less than $0.10 per share, no dividend shall be paid. We expect that payments of dividends pursuant to the dividend policy will be paid subject to our board of directors’ approval, after taking into account legal limitations, the benefit of the Company and its obligations, growth plans and other factors that our board of directors may deem relevant. Since January 1, 2020 and until March 18, 2021, we distributed dividends in the total amount of $0.14 (or 14 cents) per share (subject to 20% withholding tax).

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

B.Significant Changes

Since the date of our audited financial statements included elsewhere in this annual report, there have not been any significant changes in our financial position.

ITEM 9: The Offer and Listing

Not applicable, except for Items 9.A.4 and 9.C, which are detailed below.

A.Offer and Listing Details

Our ordinary shares have been trading on the Nasdaq Global Select Market under the symbol “CSTE” since March 2012.

B.Plan of Distribution

Not applicable.

C.Markets

See “—Offer and Listing Details” above.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.Share Capital

Not applicable.

B.Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 35,544,417 are issued and 34,441,321 are outstanding as of March 18, 2021.

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

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer and may further negotiate with third parties in order to obtain a competing offer.

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

Transfer agent and registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number are (800) 937-5449.

Listing

Our ordinary shares are listed on the Nasdaq Global Select Market under the symbol “CSTE.”

C.Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location in This Annual Report
Agreements with Kibbutz Sdot-Yam	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam.”
Agreements with Breton S.p.A. (Italy)	“ITEM 3: Key Information—Risk Factors—If we are unable to manufacture and/or ship our existing products globally as planned, our results of operations and future prospects will suffer.”
Form of Indemnification Agreement	“ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of officer holders.”
Registration Rights Agreement, as extended by the Extension of Registration Rights Agreement and as amended	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.”

D.Exchange Controls

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

E.Taxation

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

The discussion below does not cover all possible tax considerations. Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, the effect of any foreign, state or local taxes.

General corporate tax structure in Israel

Israeli resident companies are generally subject to corporate tax, which rate has been fluctuating during the last few years. The corporate tax rate is 23% as of 2018 and thereafter. However, the effective corporate tax rate payable by a company that derives income from a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise (as discussed below) may be considerably less.

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

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005, as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). The 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

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

A company that pays a dividend to Israeli shareholders out of income generated from the Preferred Enterprise is required to withhold tax on such distribution at a rate of 20% (in the case of non-Israeli shareholders – subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or a reduced rate under an applicable double tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).

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

There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future or that we will be entitled to any additional benefits thereunder. The benefits available to Preferred Enterprises are conditioned upon terms stipulated in the Investment Law and regulations. If we do not fulfill these conditions in whole or in part, the benefits can be reduced or canceled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index, with interest or other monetary penalties.

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

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders – subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a parent foreign company holding, solely or together with other foreign companies, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Currently, we do not meet the above conditions to be eligible for the tax benefits pursuant to the New Technology Enterprise Incentives Regime—the 2017 Amendment.

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

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (23% in 2020). As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our securities is taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (meaning, a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control” (including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2020 and a marginal tax rate of up to 47% for an individual in 2020 unless the benefiting provisions of an applicable treaty applies.

Notwithstanding the foregoing, capital gains generated from the sale of securities publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, by a non-Israeli shareholder (individual and corporation) may be exempt under the Israeli Income Tax Ordinance from Israeli taxes provided that all the following conditions are met: (i) the securities were purchased upon or after the registration of the securities on a recognized stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009), (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed and (iii) with respect to securities listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporation will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (“Israel-U.S.A. Double Tax Treaty”) exempts U.S. residents (for purposes of the Israel-U.S.A. Double Tax Treaty) from Israeli capital gains tax in connection with such sale, exchange or disposition provided, among others, that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident which is maintained in Israel; the capital gain arising from such sale, exchange or disposition is not attributed to real estate located in Israel; (v) the capital gains arising from such sale, exchange or disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the Israel-U.S.A. Double Tax Treaty) is holding the shares as a capital asset.

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

Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on shares (other than bonus shares or share dividends) at the rate of 25%, or 30% if the recipient of such dividend is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued from Preferred Enterprise or Preferred Technology Enterprise to Israeli individuals are subject to withholding tax at the rate of 20%. However, if such dividends are distributed to an Israeli company, no withholding tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, will apply). An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations.

Non-Israeli resident (either an individual or a corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% or 30% (if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period) or 20% or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, if the dividend is distributed from income attributed to Preferred Enterprise or Preferred Technology Enterprise. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Controlling Shareholder or not), and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise. Under the Israel-U.S.A. Double Tax Treaty the following rate will apply to dividends distributed by an Israeli resident company to a U.S. resident (for purposes of the Israel-U.S.A. Double Tax Treaty): if (A) the U.S. resident is a corporation which held during the portion of the taxable year preceding the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company and (B) not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends then the maximum tax rate is 12.5% on dividends. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident which is maintained in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to a Preferred Enterprise’s income from the amount distributed at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals –20% and (iii) non-Israeli residents – 25% or 30%, and subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate – 20% or a reduced tax rate provided under the provisions of an applicable double tax treaty. If the dividend is distributed from income not attributed to the Preferred Enterprise, the following withholding tax rates will apply: (a) for securities registered and held by a Nominee Company: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% and (iii) non-Israeli residents – 25%, unless a reduced tax rate is provided under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate); (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% or 30% (if the dividend recipient is a Controlling Shareholder at the time of the distribution or at any time during the preceding 12 month period), and (iii) non-Israeli residents – 25% or 30% as referred to above with respect to Israeli resident individuals, unless a reduced tax rate is provided under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 651,600 for 2020, which amount is linked to the annual changes to the Israeli Consumer Price Index), will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes, but is not limited to, taxable capital gains from the sale of securities and taxable income from interest and dividends.

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

This description is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position could not be sustained.

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

Based on the composition of our income, the composition and estimated fair market value of our assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2021. However, no official determination as to our PFIC status has been made for the year ended December 31, 2020. Additionally, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for a particular taxable year until after the close of the taxable year. Moreover, the determination of our PFIC status annually is based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

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

Foreign asset reporting

Certain U.S. Holders, who are individuals, are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.Dividends and Paying Agents

Not applicable.

G.Statements by Experts

Not applicable.

H.Documents on Display

You may read and copy this annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC through the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation Fair Disclosure (“FD”) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

We maintain a corporate website at http://www.caesarstone.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

I.Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The majority of our revenues are denominated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 21.3%, 19.8% and 22.8% of our revenues in 2020, 2019 and 2018, respectively. Sales in Canadian dollars accounted for 14.9%,15.7% and 17.3% of our revenues in 2020, 2019 and 2018, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian dollars, Australian dollars British pound and Singaporean dollars. As a result, a revaluation of the NIS, or to a lesser extent, the Euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar

2018	(6.3)%	(3.4)%	(4.1)%	0.9%
2019	(3.1)%	1.2%	5.3%	(1.6)%
2020	(0.6)%	(0.9)%	3.7%	2.0%

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $8.0 million in 2020.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $4.7 million in 2020.

Devaluation of NIS relative to the U.S. dollar would decrease our revenues generated in Israel. However, our NIS operating costs when reported in U.S. dollars would decrease to a greater extent, resulting in higher operating income. As a result, assuming a 10% decrease in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would increase by $7.2 million in 2020.

An appreciation of the Euro relative to the U.S. dollar would increase our revenues generated in Europe and certain other countries. However, our Euro operating costs when reported in U.S. dollars would increase to a greater extent, resulting in lower operating income. Assuming a 10% increase in the Euro relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $1.0 million in 2020.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our most significant exposure as of December 31, 2020, relates to a potential change in the exchange rate of the Canadian dollar and Australian dollar and to a lesser extent to the British pound, the Euro, the NIS, the Singaporean dollar, and the Indian Rupee relative to the U.S. dollar. Assuming a 10% decrease in the NIS and the Australian dollar relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have increased by $0.2 million and $0.1 million, respectively. Assuming a 10% decrease in the Canadian dollar, GBP, Euro and, Singaporean dollar relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have decreased by $2.7 million, $1.5 million, $0.7 million and $0.3 million in 2020, respectively.

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

As of December 31, 2020, we had the following foreign currency hedge portfolio (U.S. dollar in thousands):

		USD/NIS	EUR/USD	GBP/USD	USD/CAD	AUD/USD	TOTAL

Buy forward contracts	Notional	—	—	—	—	—	—
	Fair value	—	—	—	—	—	—
	Average rate	—	—	—	—	—	—
Sell forward contracts	Notional	—	—	3,485	41,636	51,597	96,719
	Fair value	—	—	(102)	(180)	(3,300)	(3,582)
	Average rate	—	—	1.32	1.28	0.73	—
Buy put options	Notional	—	—	—	—	—	—
	Fair value	—	—	—	—	—	—
	Average rate	—	—	—	—	—	—
Sell call options	Notional	—	—	—	—	—	—
	Fair value	—	—	—	—	—	—
	Average rate	—	—	—	—	—	—
Total notional value		—	—	3,485	41,636	51,597	96,719
Total fair value		$—	$—	$(102)	$(180)	$(3,300)	$(3,582)

As of December 31, 2020, net embedded losses on our foreign currency open derivatives transactions were $3.6 million. As of December 31, 2019, net embedded losses on our foreign currency open derivatives transactions were $0.4 million. As of December 31, 2018, net embedded losses on our foreign currency open derivatives transactions were $0.4 million.

For the year ended December 31, 2020, our finance expenses resulted from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $0.8 million. For the year ended December 31, 2019, our finance income generated from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $2.1 million. For the year ended December 31, 2018, our finance expenses generated from derivatives including the impact of the foreign exchange rate revaluation were $2.4 million.

Interest rates

We had cash and short-term bank deposits totaling $114.2 million at December 31, 2020. Our cash, cash equivalents and short-term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: Controls and Procedures

(a)Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)Management’s Annual Report on Internal Control Over Financial Reporting. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2020 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2020. This report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

(d)Changes in Internal Control Over Financial Reporting. During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

Our board of directors has determined that each of Ms. Nurit Benjamini and Ms. Lily Ayalon qualifies as an “audit committee financial expert,” as defined by the rules of the SEC, and has the requisite financial experience required by the Nasdaq rules. In addition, Ms. Nurit Benjamini and Ms. Lily Ayalon are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under Nasdaq rules.

ITEM 16B: Code of Ethics

The Company has adopted a code of ethics (“Code of Ethics”) that applies to the Company’s chief executive officer and all senior financial officers, including the Company’s chief financial officer, the controller and persons performing similar functions. The Company has also adopted a separate code of conduct that applies to the Company’s directors, officers and employees. We have posted these codes on our corporate website at https://ir.caesarstone.com/governance/governance-documents/default.aspx. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

Waivers of our Code of Ethics may only be granted by the board of directors. Any amendments to this Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2020.

ITEM 16C: Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2020	2019
	(in thousands of U.S. dollars)
Audit fees(1)	$619	$472
Audit-related fees(2)	87	48
Tax fees(3)	119	49
All other fees(4)	528	249
Total	$1,353	$818

(1)

“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2020 and 2019, and its internal control over financial reporting as of December 31, 2020 and 2019, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees relate to assurance and associated services that are traditionally performed by the independent auditor.
(3)

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to supply chain consulting, governmental incentives, due diligence investigations and other matters.

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

ITEM 16H: Mine Safety Disclosures

Not applicable.

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended on September 24, 2019 (1) ∞
1.2	Memorandum of Association of the Registrant (2) ∞
2.1	Description of the Registrant’s Securities. (1)
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.3	Letter Agreement between the Registrant and Mikroman Madencilik San ve TIC.LTD.STI for 2019 **
4.4	2011 Incentive Compensation Plan, as Amended (4)
4.5	2020 Share Incentive Plan (7)
4.7	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.8	Addendum, dated February 13, 2012, to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.9	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.10	Addendum, dated July 2015, to the Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (4) ∞
4.11	Addendum No. 2, dated November 2018, to the Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011(6)
4.12	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 2015 (4)∞
4.13	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated November 2018 (6)
4.14

Form of Registration Rights Agreement, by and among the Registrant, Kibbutz Sdot-Yam, Tene Quartz Surfaces Investments Limited Partnership and Tene Quartz Surfaces Investments (Parallel) Limited Partnership, dated July 21, 2011, as amended on September 19, 2017 (5)

4.15

Extension of Registration Rights Agreement, by and among the Registrant, Kibbutz Sdot-Yam, Tene Quartz Surfaces Investments Limited Partnership and Tene Quartz Surfaces Investments (Parallel) Limited Partnership, dated February 13, 2012 (3)

4.16	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (3) ∞
4.17	Amended and Restated Compensation Policy of Caesarstone Ltd. (1) ∞
4.18	Letter Agreement between the Registrant and Polat Maden Sanayi ve Ticaret A.S. for 2021**
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)
15.2	Consent of Grant Thornton Audit Pty Ltd.
15.3	Consent of Freedonia Custom Research, a division of Marketresearch.com INC.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

________________________
(1)	Previously filed with the Securities and Exchange Commission on March 23, 2020 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 6, 2012 pursuant to a registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on February 16, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on March 7, 2016 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(5)	Previously filed with the Securities and Exchange Commission on March 12, 2018 pursuant to an annual report on Form 20-F and incorporated by reference herein.

(6)	Previously filed with the Securities and Exchange Commission on October 25, 2018, pursuant to Exhibit 99.1 to a current report on Form 6-K and incorporated by reference herein.

(7)	Previously filed with the Securities and Exchange Commission on December 23, 2020 pursuant to Exhibit 99.1 to Registration Statement on Form S-8 and incorporated by reference herein.

*

Portions of this exhibit were omitted, and a complete copy of each agreement was provided separately to the Securities and Exchange Commission pursuant to the Company’s application requesting confidential treatment under Rule 24b-2 under the Exchange Act, which was subsequently approved by the SEC.

**

Certain confidential information contained in this document, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “(***)” indicates where the information has been omitted from this exhibit

∞	English translation of original Hebrew document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Caesarstone Ltd.

By:	/s/ Yuval Dagim
Yuval Dagim
Chief Executive Officer

Date: March 22, 2021

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Caesarstone Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Caesarstone Ltd. (and subsidiaries) (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Caesarstone Australia Pty Ltd., a wholly-owned subsidiary, which reflect total assets of constituting 11% and 10% at December 31, 2020 and 2019, respectively, and total revenues constituting 21% in 2020, 20% in 2019 and 23% 2018 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Ltd., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 22, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for bodily injury claims related to exposure to silica dust

Description of the matter

As described in note 11 to the consolidated financial statements, the Company is subject to numerous claims mainly by fabricators, their employees or the National Insurance Institute ("NII"), alleging that fabricators contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting Company's products. The Company recognized a provision in relation to Silicosis claims when an unfavorable outcome was probable and the amount of the loss could be reasonably estimated. In order to determine the liability amount, the Company consults with legal counsels.

Auditing the Company’s accounting for the Silicosis provision was complex due to the significant estimation required in determining the Company’s liability amount of $42 million. The estimate of the provision involved significant estimation uncertainty primarily due to the different stages of legal claims and the probability of loss, which in turn led to a high degree of auditor judgment and effort in performing procedures and evaluating management's conclusions related to these legal claims.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the accounting of Silicosis claims provision, including management's assessment of the assumptions and data underlying the provision valuation.

To evaluate the Company's assessment of the probability of incurrence of a loss and whether the loss was reasonably estimated, among other procedures, we read the minutes of the meeting of the committees of the board of directors and gained an understanding of the claims by inquiring of the external and internal legal counsels regarding the allegations. We also obtained external and internal legal counsels confirmation letters as well as a management representation letter.

Our substantive procedures also included testing the accuracy, completeness and reasonableness of the underlying data used in management's provision assessment and attending meetings between management and legal counsels to determine a range of reasonably possible loss. We tested management’s assumptions by comparing prior period's estimates versus actual prior period's results and evaluating events occurring up to date of the auditor's report. We also inquired the legal counsels regarding the likelihood of the outcome of the claims, and evaluated the Company’s legal contingency disclosures included in Note 11 to the consolidated financial statements.

Acquisition accounting for business combination

Description of the matter

As described in Note 1b to the consolidated financial statements, on October 5, 2020, the Company acquired 55% of the outstanding common shares and voting rights of Lioli Ceramica Limited for a net consideration of $13.6 million (the “Lioli Acquisition”). The Lioli acquisition was accounted for as a business combination in accordance with ASC 805.

Auditing the Company’s accounting for the Business combination was complex and required subjective auditor judgment due to significant estimation required in determining the fair value of the customer relationship and the redeemable non controlling interest ("redeemable NCI") (derived from the fair value of the put option) in the amounts of $2 million and $7.3 million respectively.

The significant estimation was primarily due to the complexity of the valuation model used to measure the fair value of the asset and the redeemable NCI, as well as the sensitivity of the respective fair value to the underlying significant assumptions. The Company used a discounted cash flow model to measure the intangible assets and Monte Carlo simulation to determine the value of the redeemable NCI. The significant assumptions used to estimate the fair value of the intangible assets included discount rates and certain assumptions that form the basis of the forecasted results, such as revenue growth rates, working capital, weighted average cost of capital and profitability margins. The significant assumptions used to estimate the fair value of the redeemable NCI are future equity value, risk free rates, projected revenues, expected asset and equity volatility, cost of debt and expected term.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the accounting for acquisitions, such as controls over the measurement of customer relationship intangible assets, including the valuation models and underlying assumptions and data used to develop such estimates.

To test the estimated fair value of the intangible asset and the redeemable NCI, we performed audit procedures that included, evaluated the Company’s valuation process by comparing the significant assumptions to current industry and economic trends, evaluating the Company’s selection of the valuation model, significant assumptions used by the Company’s valuation specialist, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. For both customer relationship intangible asset and redeemable NCI, we involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates.

When assessing the key assumptions affecting the customer relationship intangible assets, we evaluated the discount rate, forecasted revenue, profitability margins, working capital, market benchmarks assumptions and long-term revenue growth rates. We compared the Company’s discount rate, revenue growth rates, profitability margins and working capital to historical actuals and selected guideline companies in the industry. In addition, our valuation specialists performed independent comparative calculations to estimate the acquired entity’s weighted average cost of capital. In addition, we performed a sensitivity analysis of significant assumptions to evaluate the changes in the fair value of the customer relationship intangible asset from changes in the assumptions.

When assessing the key assumptions affecting the redeemable NCI we performed inquiries of the management and evaluated the forecasted revenue. We compared the Company’s revenue growth rate to historical actuals and to selected guideline companies in the industry. We used our specialist to perform comparative calculations for the value of the future equity value, risk free rates, expected asset and equity volatility, cost of debt and expected term.

We also evaluated the related disclosures included in Note 1b to the consolidated financial statements in relation to Lioli Acquisition.

Valuation of Goodwill

Description of the matter

As reflected in the Company’s consolidated financial statements, at December 31, 2020, the Company’s goodwill was $47 million. As disclosed in Note 2l and Note 7 to the consolidated financial statements, goodwill is tested for impairment at least annually or more frequently if indicators of impairment require the performance of an interim impairment assessment. The Company operates as one reporting unit. As of December 31, 2020 the Company identified an indicator for goodwill impairment as the market capitalization of the Company was lower than the equity book value.

Auditing the Company's impairment test for goodwill was complex and highly judgmental due to the significant estimation uncertainty in determining the fair value of its reporting unit. In particular, the fair value estimates were sensitive to changes in significant assumptions such as discount rate, revenue growth rate, operating margins, working capital, weighted average cost of capital, estimated spend on capital expenditures and the projected cash flow growth rates. All of these assumptions are sensitive to and affected by the expected future market or economic conditions, and industry and company-specific qualitative factors.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment assessment process. For example, we tested controls over the review of the significant assumptions in estimating the fair value of the Company.

To test the estimated fair value of the Company, our audit procedures included, among others, assessing methodologies and testing the significant assumptions and underlying data used by the Company. We evaluated the Company’s valuation process by comparing the significant assumptions to current industry and economic trends, we analyzed management’s forecasted revenue including the revenue growth rate, profitability margins, working capital, discount rate and estimated spend on capital expenditures to identify, understand and evaluate the changes as compared to the historical results and to selected guideline companies in the industry. In addition, we performed a sensitivity analysis of significant assumptions to evaluate the changes in the fair value of the Company resulting from changes in the assumptions. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates. In addition, our valuation specialists performed independent comparative calculations to estimate the acquired entity’s weighted average cost of capital.

We also evaluated the related disclosures included in Notes 2l and 7 to the consolidated financial statements.

/s/KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

We have served as the Company's auditor since 2004

Tel-Aviv, Israel March 22, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Caesarstone Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Caesarstone Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). In our opinion, Caesarstone Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Caesarstone Australia Pty Ltd. a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 11% and 21%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020. The effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting, is based solely on the report of the other auditors.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the businesses of Lioli Ceramica Pvt. Ltd. ("Lioli") and Omicron Granite and Tile ("Omicron") that were acquired during 2020 and included in the 2020 consolidated financial statements of the Company and constituted 9% and 1% of total and net assets, respectively, as of December 31, 2020 and 1% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the business of Lioli and Omicron.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 22, 2021 expressed an unqualified opinion thereon.

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

/s/KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Tel-Aviv, Israel March 22, 2021

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$114,248	$139,372
Short-term available for sale marketable securities	3	8,112	-
Trade receivables (net of allowance for credit loss of $6,783 and $2,497 at December 31, 2020 and 2019, respectively)		84,822	78,282
Other accounts receivable and prepaid expenses	4	26,481	34,066
Inventories	5	152,073	122,686

Total current assets		385,736	374,406

LONG-TERM ASSETS:
Severance pay fund		4,007	3,475
Other long-term receivables	11	3,837	3,176
Deferred tax assets, net	12	8,359	7,881
Long-term deposits and prepaid expenses		1,675	2,887
Long-term available for sale marketable securities	3	10,926	-
Property, plant and equipment, net	6	222,883	204,776
Operating lease right-of-use assets	10	123,928	72,047
Intangible assets, net	7	12,098	-
Goodwill	7	47,472	35,218

Total long-term assets		435,185	329,460

Total assets		$820,921	$703,866

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2020	2019

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long- term bank loan	8	$13,122	$-
Trade payables		55,063	53,072
Related party and other loan	14	2,221	2,212
Short term legal settlements and loss contingencies	11	31,039	28,300
Accrued expenses and other liabilities	9	55,570	42,782

Total current liabilities		157,015	126,366

LONG-TERM LIABILITIES:
Long-term other loans and financing liability of land from related parties	14	11,163	7,915
Long-term bank loan	15	9,543	-
Accrued severance pay		5,303	4,333
Deferred tax liabilities, net	12	6,943	-
Long-term warranty provision		1,274	1,385
Long term legal settlements and loss contingencies	11	21,910	21,505
Long-term operating lease liabilities	10	112,719	64,638

Total long-term liabilities		168,855	99,776

COMMITMENTS AND CONTINGENT LIABILITIES	11

REDEEMABLE NON-CONTROLLING INTEREST	1,2	7,701	-
EQUITY:	13
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2020 and 2019; 35,540,392 and 35,500,872 issued at December 31, 2020 and 2019, respectively; 34,437,296 and 34,397,776 shares outstanding at December 31, 2020 and 2019, respectively		371	371
Additional paid-in capital		160,083	157,225
Capital fund related to non-controlling interest	1e	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net		1,083	(3,288)
Retained earnings		370,830	368,433
Treasury shares at cost – 1,103,096 ordinary shares at December 31, 2020 and 2019		(39,430)	(39,430)

Total equity		487,350	477,724

Total liabilities and equity		$820,921	$703,866

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2020	2019	2018

Revenues	$486,412	$545,974	$575,871
Cost of revenues	352,470	397,335	412,457

Gross profit	133,942	148,639	163,414

Operating expenses:

Research and development	3,974	4,146	3,635
Marketing and selling	62,047	66,770	74,786
General and administrative	39,081	40,681	43,323
Legal settlements and loss contingencies, net	6,319	12,359	8,903

Total operating expenses	111,421	123,956	130,647

Operating income	22,521	24,683	32,767
Finance expenses, net	10,199	5,578	3,639

Income before taxes on income	12,322	19,105	29,128
Taxes on income	4,700	6,243	4,560

Net income	$7,622	$12,862	$24,568

Net income attributable to non-controlling interest	404	-	163

Net income attributable to controlling interest	$7,218	$12,862	$24,405

Basic and diluted net income per share of Ordinary shares	$0.21	$0.37	$0.72

Weighted average number of Ordinary shares used in computing basic income per share (in thousands)	34,419	34,384	34,358

Weighted average number of Ordinary shares used in computing diluted income per share (in thousands)	34,474	34,460	34,409

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Net income	$7,622	$12,862	$24,568

Other comprehensive income (loss) before tax:

Foreign currency translation adjustments	4,386	(608)	(4,294)
Unrealized income (loss) on foreign currency cash flow hedge	-	738	(589)
Unrealized income (loss) on available for sale marketable securities	21	-	-
Income tax benefit (expense) related to components of other comprehensive income (loss)	(8)	(241)	92

Total other comprehensive income (loss), net of tax	4,399	(111)	(4,791)

Comprehensive income	12,021	12,751	19,777
Less - comprehensive income (loss) attributable to non-controlling interest	432	-	(768)

Comprehensive income attributable to controlling interest	$11,589	$12,751	$20,545

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

								Capital
							Accumulated	fund
							other	related to
				Additional			comprehensive	non-
	Common stock			paid-in		Retained	income (loss),	controlling	Treasury	Total
	Shares	Amount		capital		earnings	net (1)	interest	shares	equity

Balance as of January 1, 2018	34,338,960	$371		$151,880		$356,391	$683	$-	$(39,430)	$469,895

Other comprehensive loss	-	-		-		-	(3,860)	-	-	(3,860)
Net income attributable to controlling interest	-	-		-		24,405	-	-	-	24,405
Equity-based compensation expense related to employees (2)	-	-		1,713		-	-	-	-	1,713
Adjustment to redemption value of the non-controlling interest	-	-		-		203	-	-	-	203
Capital fund related to non-controlling interest	-	-		-		-	-	(5,587)	-	(5,587)
Dividend paid	-	-		-		(20,268)	-	-	-	(20,268)
Cashless exercise of options and RSUs	24,251	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2018	34,363,211	371		153,593		360,731	(3,177)	(5,587)	(39,430)	466,501

Other comprehensive loss	-	-		-		-	(111)	-	-	(111)
Net income	-	-		-		12,862	-	-	-	12,862
Equity-based compensation expense related to employees (2)	-	-		3,632		-	-	-	-	3,632
Dividend paid	-	-		-		(5,160)	-	-	-	(5,160)
Cashless exercise of options and RSUs	34,565	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2019	34,397,776	371		157,225		368,433	(3,288)	(5,587)	(39,430)	477,724

Other comprehensive loss	-	-		-		-	4,371	-	-	4,371
Net income attributable to controlling interest	-	-		-		7,218	-	-	-	7,218
Equity-based compensation expense related to employees (2)	-	-		2,858		-	-	-	-	2,858
Dividend paid	-	-		-		(4,821)	-	-	-	(4,821)
Cashless exercise of options and RSUs	39,520	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2020	34,437,296	$371		$160,083		$370,830	$1,083	$(5,587)	$(39,430)	$487,350

(1)	Accumulated other comprehensive income (loss), net, comprised of foreign currency translation, hedging transactions and marketable securities.
(2)	See also Note 13.
(*)	Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net income	$7,622	$12,862	$24,568

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	29,460	28,587	28,591
Share-based compensation expense	2,858	3,632	1,684
Accrued severance pay, net	(14)	(246)	(543)
Changes in deferred tax, net	(895)	(1,509)	(3,064)
Capital loss (gain) from sale of property, plant and equipment	340	326	225
Decrease (increase) in trade receivables	6,070	(5,032)	(2,637)
Decrease (increase) in other accounts receivable and prepaid expenses	9,318	(6,346)	7,673
Decrease (increase) in inventories	313	35,303	(30,607)
Decrease in trade payables	(17,938)	(6,663)	(16,223)
Increase (decrease) in warranty provision	(371)	69	367
Legal settlements and loss contingencies, net	6,319	12,359	9,765
Decrease (increase) in right of use assets	(26,738)	1,319	-
Changes in lease liabilities	30,710	2,602	-
Amortization of premium and accretion of discount on marketable securities, net	161	-	-
Changes in accrued interest related to marketable securities	(1)	-	-
Increase (decrease) in accrued expenses and other liabilities including related party	404	5,786	(5,107)

Net cash provided by operating activities	47,618	83,049	14,692

Cash flows from investing activities:

Net cash paid for acquisitions	(28,962)	-	-
Purchase of property, plant and equipment	(19,824)	(23,590)	(20,962)
Proceeds from sale of property, plant and equipment	13	66	28
Investment in marketable securities	(24,456)	-	-
Sales and maturity of marketable securities	5,271	-	-
Increase in long-term deposits	(347)	(63)	(219)

Net cash used in investing activities	(68,305)	(23,587)	(21,153)

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from financing activities:

Dividend paid	$(4,821)	$(5,160)	$(20,268)
Dividend paid by subsidiary to non-controlling interest (*)	-	-	(978)
Changes in short-term bank credit and loans, net	(18)	(7,771)	4,171
Call option exercised related to non-controlling interest	-	-	(20,119)
Repayment of a financing liability of land	(1,245)	(1,196)	(1,169)

Net cash used in financing activities	(6,084)	(14,127)	(38,363)

Effect of exchange rate differences on cash and cash equivalents	1,647	475	(321)

Increase (decrease) in cash and cash equivalents	(25,124)	45,810	(45,145)
Cash and cash equivalents at beginning of year	139,372	93,562	138,707

Cash and cash equivalents at end of year	$114,248	$139,372	$93,562

Cash received (paid) during the year for:

Interest paid	$-	$-	$(361)

Interest received	$460	$976	$1,455

Tax paid	$(3,676)	$(10,155)	$(13,906)

Non cash activity during the year for:

Changes in trade payables balances related to purchase of property, plant and equipment	$(356)	$(3,235)	$2,688

(*) In 2018, dividend payment made by Company’s subsidiary Caesarstone Canada Inc. and reflects the amount paid to the non-controlling interest holders.

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL

a.General:

Caesarstone Ltd. (formerly: Caesarstone Sdot-Yam Ltd.), incorporated under the laws of the State of Israel, was founded in 1987.

Caesarstone Ltd. and its subsidiaries (collectively, the "Company" or "Caesarstone") develop, manufacture and market, high quality engineered quartz surfaces sold under the Company's premium Caesarstone brand. The Company's products are sold in over 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling markets and in the new buildings’ construction market. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

The Company has subsidiaries in Australia, Singapore, Canada, United Kingdom, India and the United States which are engaged in the marketing and selling of the Company's products in different geographic areas.

The Company manufacture its quartz products in three manufacturing facilities located in Kibbutz Sdot-Yam in central Israel, Bar-Lev Industrial Park in northern Israel and Richmond-Hill, Georgia in the U.S. which operates under the Company’s subsidiary in the United States, Caesarstone Technologies USA, Inc. Following the acquisition of Lioli (see also b below) the Company has a porcelain slabs manufacturing plant in India.

b.Acquisition of Lioli Ceramica Pvt Ltd:

On October 05, 2020, the Company completed the acquisition of 55% of the shares of Lioli Ceramica Pvt Ltd ("Lioli"), a producer of porcelain countertop slabs in the total net consideration of $13,574.

The consideration includes a contingent consideration arrangement that requires the Company to pay up to approximately $10,000 of additional consideration to Lioli’s minority shareholders subject to reaching certain EBITDA achievement. If Lioli will meet the criteria, the addition consideration amount will be paid during 2021.

The fair value of the contingent consideration arrangement at the acquisition date was $1,492. As of December 31, 2020, there were no significant changes to the fair value assigned to the contingent consideration.

As of October 05, 2020, the fair value of the 45% non-controlling interests in Lioli amounted to $7,269. The fair value of the non-controlling interests was valued based on the transaction price and a Put Option criterion that the minority awarded in accordance with the share purchase agreement.

As part of the agreement, the Company granted Lioli’s minority shareholders a put option and Lioli’s minority shareholders granted the Company a call option for its interest, each exercisable any time after April 1, 2024 and before the 20th anniversary of the acquisition date based on a mechanism as set forth in the agreement between the parties

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL (Cont.)

The Lioli acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations”.

The preliminary fair value estimates for the assets acquired and liabilities assumed for Lioli’s acquisition were based upon preliminary calculations and valuations, and the estimates and assumptions for these acquisition are subject to change as the Company obtains additional information during the respective measurement period to the information that was existed as of the acquisition date (up to one year from the respective acquisition dates). The following table summarizes the purchase price allocation of Lioli Acquisition:

Components of Purchase Price:

Cash	$10,197
Lioli's minority shareholders loan assumed	1,950
Contingent consideration	1,492
Total purchase price	13,639
Less: Cash acquired	65
Net for allocation	13,574

Allocation of Purchase Price:

Net tangible assets (liabilities):
Trade receivables, net	4,729
Prepaid expenses and other current assets	1,133
Inventories, net (1)	7,488
Property, plant and equipment, net (2)	26,937
Other non-current assets	20
Trade payables	(5,007)
Loans (net of Lioli's minority shareholders loan assumed) (3)	(14,083)
Accrued expenses and other current liabilities	(2,969)
Other non-current liabilities	(4,295)
Total net tangible assets	13,953

Identifiable intangible assets:
Customer relationships (4)	2,049
Deferred tax liabilities	(597)
Total identifiable intangible assets acquired	1,452

Goodwill (5)	5,438

Non-controlling interests	(7,269)

Total purchase price allocation	$13,574

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL (Cont.)

(1) Including additional $1,063 fair value to bring the inventory in process to its finished good stage value. Amortization period is through two quarters in accordance with the average inventory turnovers using the straight-line method.

(2) Including additional $10,750 land and buildings fair value in accordance with a third-party appraiser.

(3) As of October 5, 2020 Lioli had a loan from its minority shareholders (the "shareholders loan"), which included in the acquired net tangible assets. According to term of the transaction the Company will assume 55% of the shareholders loan. The assumed shareholders loan is included in the total purchase price and excluded from the loan balance in accordance to ASC 805 requirements.

(4) Customer relationships represent the underlying relationships and agreements with Lioli's customer base. In assessing the value of the Customer Relationships, the Company used an income approach method. The Customer Relationships’ economic useful life is estimated at approximately 5 years, amortized using the straight-line method.

(5) The goodwill is primarily attributable to expected synergies resulting from the acquisition.

The Company recognized $545 of aggregate acquisition-related costs that were expensed in the consolidated statement of income in general and administrative expenses.

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of income.

c.Acquisition of Omicron Supplies, LLC:

On December 31, 2020, the Company, through its fully owned U.S. subsidiary, completed the acquisition of 100% of the shares of Omicron Supplies, LLC ("Omicron"), a stone supplier in the U.S., for a total net cash consideration of $18,830.

The Omicron acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations”.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL (Cont.)

The preliminary fair value estimates for the assets acquired and liabilities assumed for Omicron acquisition were based upon preliminary calculations and valuations, and the estimates and assumptions for these acquisition are subject to change as the Company obtains additional information during the respective measurement period to the information that was existed as of the acquisition date (up to one year from the respective acquisition dates).The following table summarizes the purchase price allocation of Omicron Acquisition:

Components of Purchase Price:

Cash	$18,862
Less: Cash acquired	32
Net for allocation	18,830

Allocation of Purchase Price:

Net tangible assets (liabilities):
Trade receivables, net	6,178
Prepaid expenses and other current assets	787
Inventories, net	19,462
Property, plant and equipment, net	75
ROU assets and others	22,978
Trade payables	(9,722)
Short-term lease liability	(3,567)
Short-term loan, accrued expenses and other current liabilities	(10,430)
Long-term lease and other non-current liabilities	(19,369)
Total net tangible assets	6,392

Identifiable intangible assets:
Customer relationships (1)	10,144
Deferred tax liabilities	(2,637)
Total identifiable intangible assets acquired	7,507

Goodwill (2)	4,931

Total purchase price allocation	$18,830

(1)Customer relationships represent the underlying relationships and agreements with Omicron's customer base. In assessing the value of the Customer Relationships, the Company used an income approach method. The Customer Relationships’ economic useful life is estimated at approximately 5 years, amortized using the straight-line method.

(2)The goodwill is primarily attributable to expected synergies resulting from the acquisition.

The Company recognized $376 of aggregate acquisition-related costs that were expensed in the consolidated statement of income in general and administrative expenses.

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of income.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL (Cont.)

d.Major suppliers:

In 2020, the Company acquired approximately 67% of its quartz consumption from Turkey, of which approximately 35% was supplied by Mikroman Madencilik San ve TIC.LTD.STI ("Mikroman"), constituting approximately 23% of Company's total quartz, and approximately 35% was supplied by Polat Maden Sanayi ve Ticaret A.Ş. (“Polat”), constituting approximately 23% of Company’s total quartz. If Mikroman or Polat cease supplying the Company with quartz or if the Company's supply of quartz generally from Turkey is adversely impacted, the Company's other suppliers may be unable to meet the Company's quartz requirements. In that case, the Company would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of the Company's products. As a result, the Company may experience a delay in manufacturing, which could materially and adversely impact the Company's results of operations.

e.Caesarstone Canada, Inc.:

In connection with the formation of Caesarstone Canada Inc. in 2010 with the Company’s former distributor, Canadian Quartz Holdings Inc. (“Ciot”), the Company granted Ciot a put option and Ciot granted the Company a call option for its interest, each exercisable any time between July 1, 2012 and July 1, 2023 based on a mechanism as set forth in the agreement between the parties. In December 2018, the Company exercised its call option and purchased Ciot’s 45% ownership interest in Caesarstone Canada for the purchase price of $20,119 (CAD $27,300) and increased its ownership interest to 100%. The Company recorded the purchase price against the non-controlling interest balance and the access of the amounts paid over the non-controlling balance to a capital fund in its shareholders’ equity.

f.The COVID-19 Pandemic:

During 2020, the Company experienced disruptions to its business impacting revenues and its financial results. In order to mitigate the impact of the decline in business as a result of the pandemic, the Company implemented cost savings measures through 2020 and in addition reduced its production capacity.

While the Company expect that this public health threat will be eased by global vaccination and lifted restrictions on traveling, current macro-economic environment and current uncertainties regarding the potential impact of COVID-19 may have on the Company’s business, there can be no assurance that the Company’s estimates and assumptions used in the measurement of various assets and liabilities in the financial statements will prove to be accurate predictions of the future. If the Company’s assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets and liabilities in the financial statements may be impaired.

Accordingly, the COVID-19 pandemic and the related global reaction could have a material adverse effect on the Company’s business, results of operations and financial condition.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.Use of estimates:

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

b.Financial statements in U.S. dollars:

The Company's revenues are generated in various currencies including in U.S. dollars (USD), Australian dollars (AUD), Canadian dollars (CAD), Euros (EUR), Singapore dollars (SGD), British pounds (GBP), Indian Rupee (INR) and New Israeli Shekels (NIS). In addition, most of the Company's costs are incurred in USD, NIS and EUR.

The Company’s management believes that the USD is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the USD.

The functional currency of the Company's foreign subsidiaries is the local currency in which the relevant subsidiary operates.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.Financial statements in U.S. dollars (Cont.):

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

c.Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries (see also Note 1). Inter-company transactions and balances, including profit from inter-company sales not yet realized outside of the Company, have been eliminated upon consolidation.

d.Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

e.Short-term bank deposits:

Short-term bank deposits are deposits with original maturities of more than three months but less than one year.

Short-term bank deposits are presented at their cost, which approximates their fair value.

f.Marketable securities:

Marketable securities consist of corporate and governmental bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. In accordance with FASB ASC No. 320 “Investments - Debt and Equity Securities”, the Company classifies marketable securities as available-for-sale.

Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of stockholders’ equity, net of taxes.

Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income (expenses), net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.Marketable securities (Cont.):

The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

The Company assessed AFS debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge of credit loss expenses (income), net, on the consolidated statements of comprehensive income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders' equity. The Company did not record credit loss allowance on its marketable securities during the year ended December 31, 2020.

g.Derivatives:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.Derivatives (Cont.):

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

As of December 31, 2020 and 2019 the Company did not have any outstanding forward NIS transactions. As of December 31, 2018 the unrealized loss recorded in accumulated other comprehensive income (loss), net of tax from the Company's currency forward NIS transactions was $497.

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and options contracts to limit its exposure to foreign currencies. In addition, the Company entered into derivative instruments to partially manage its exposure to movements associated with the Styrene prices.

Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2020 and 2019, the notional amount of foreign exchange and styrene forward and option contracts into which the Company entered was $100,981 and $36,608, respectively. The foreign exchange and styrene forward and options contracts will expire at various times through December, 2021.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.Derivatives (Cont.):

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance sheet	Fair value of derivative instruments
		Year ended December 31,
		2020	2019

Derivative assets:

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	-	62

Total		-	62

Derivative liabilities:

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Accrued expenses and other liabilities	(3,582)	(425)
Styrene forward contract	Accrued expenses and other liabilities	(209)	-

Total		(3,791)	(425)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g. Derivatives (Cont.):

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Gain (loss) recognized in other comprehensive income (loss), net		Gain (loss) recognized in statements of income
	Year ended December 31,		Statements of income	Year ended December 31,
	2020	2019	Item	2020	2019
Derivatives designated as hedging instruments:

Foreign exchange forward contract	-	497	Cost of revenues and Operating expenses	2,406	1,716

Derivatives not designated as hedging instruments:
Foreign exchange forward and options contracts	-	-	Financial expenses, net	(750)	2,121
Styrene forward contracts	-	-	Financial expenses, net	(2,120)	-

Total	-	497		(464)	3,837

h.Inventories:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h. Inventories (Cont.):

The following table provides the details of the change in the Company's provision for inventory write-downs:

	December 31,
	2020	2019

Inventory provision, beginning of year	$18,226	$15,551
Assumed from business combination	1,405	-
Increase in inventory provision	4,305	9,983
Write off	(7,329)	(7,308)

Inventory provision, end of year	$16,607	$18,226

i.Property, plant and equipment, net:

1.Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

2.Costs recorded prior to a production line completion are reflected as construction in progress, which are recorded building and machinery assets at the date of purchase. Construction in progress includes direct expenditures for the construction of the production line and is stated at cost. Capitalized costs include costs incurred under the construction contract: advisory, consulting and direct internal costs (including labor) and operating costs incurred during the construction and installation phase.

3.Depreciation is calculated using the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Machinery and manufacturing equipment	4-33 (mainly 10)
Office equipment and furniture	7-33 (mainly 7)
Motor vehicles	10-30 (mainly 20)
Buildings	4-5
Prepaid expenses related to operating lease	1
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j. Leases:

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

Upon adoption as of January 1, 2019, the Company recorded right-of-use leased assets and corresponding liabilities of $73,366. See also Note 10.

k.Impairment of long-lived assets:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition. Under ASC 350, "Intangibles-Goodwill and Other" ("ASC 350") goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

Following the adoption of ASU 2017-04, "Simplifying the Test for Goodwill Impairment" by the Company in January 2017, any excess of the carrying amount of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

The goodwill impairment test is performed according to the following principles:

(1)An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

(2)If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative fair value test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently, if impairment indicators are present. The Company operates in one operating segment. The Company concluded that all of the Company's reporting units should be aggregated and deemed as a single reporting unit for the purpose of performing the goodwill impairment test in accordance with ASC 350-20-35-35, since they have similar economic characteristics.

Goodwill was tested for impairment by comparing Company’s fair value with its carrying value. As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that marketplace participants would consider in determining the fair value of reporting unit.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill and intangible assets with an indefinite life. No impairment of goodwill was identified during any period presented.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.Warranty:

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

The following table provides the details of the change in the Company's warranty accrual:

	2020	2019

January 1,	$2,916	$2,820

Charged to costs and expenses relating to new sales	1,281	1,879
Costs of product warranty claims	(1,459)	(1,734)
Foreign currency translation adjustments	(159)	(49)

December 31,	$2,579	$2,916

n.Revenue recognition:

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

1.Identify the contract with a customer:

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

2.Identify the performance obligations in the contract:

At a contract’s inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations. The main performance obligation is a delivery of the Company’s products.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.Revenue recognition (Cont.):

3. Determine the transaction price:

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

4. Allocate the transaction price to the performance obligations in the contract:

The majority of the Company’s revenues are sales of goods, therefore there is one main performance obligation that absorbs the transaction price.

5. Recognize revenue when a performance obligation is satisfied:

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

o.Research and development costs:

Research and development costs are charged to the statement of income as incurred.

p.Income taxes:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.Income taxes (Cont.):

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

q.Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2020, 2019 and 2018 were $14,457, $16,233 and $20,848, respectively.

r.Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables. The Company's cash and cash equivalents are invested primarily in USD, mainly with major banks in Israel.

The Company's debt marketable securities include investments in highly-rated corporate debentures (located mainly in U.S.) and governmental bonds. The financial institution that holds the Company's debt marketable securities is a major financial institution located in the United States. The Company believes that the its debt marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company may invest in an issuer (see Note 2f).

The Company's trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any substantial losses. In certain circumstances, the Company requires letters of credit or prepayments. An allowance for credit losses (i.e. doubtful accounts) is provided with respect to specific receivables that the Company has determined to be doubtful of collection. For those receivables not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history, current economic trends and management estimates of future economic conditions.

No customer represented 10% or more of the Company’s total accounts receivables, net as of December 31, 2020 and 2019.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.Concentrations of credit risk (Cont.):

The following table provides the detail of the change in the Company's allowance for credit loss:

	2020	2019

January 1,	$2,497	$1,247

Charges to expenses	3,142	2,100
Write offs	(984)	(864)
Assumed from business combinations	2,066	-
Foreign currency translation adjustments	62	14

December 31,	$6,783	$2,497

s.Severance pay:

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

Severance pay expenses for the years ended December 31, 2020, 2019 and 2018 amounted to approximately $2,292, $2,189 and $2,048, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.Fair value of financial instruments:

In accordance with ASC 820, the Company measures its cash equivalents, marketable securities, and derivatives at fair value using the market approach valuation technique. Cash equivalents and marketable securities are classified within Level 1 and Level 2, respectively, because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2020 and 2019 by level within the fair value hierarchy:

	Fair Value	Fair value measurements as of December 31,
Description	Hierarchy	2020	2019

Measured at fair value on a recurring basis:

Assets:

Cash equivalents:
Money market mutual funds	Level 1	$1,011	$-

Short-term marketable securities:
Corporate bonds	Level 2	$7,607	$-
Governmental bonds	Level 2	$505	$-

Derivatives:
Derivative assets	Level 2	$-	$62

Long-term marketable securities:
Corporate bonds	Level 2	$10,434	$-
Governmental bonds	Level 2	$492	$-

Liabilities:

Derivatives:
Contingent Consideration	Level 3	$1,492	$-
Derivative liabilities	Level 2	$(3,791)	$(425)

The carrying amounts of financial instruments not measured at fair value, including cash and cash equivalents, trade receivables, other accounts receivables, trade payables, accrued expenses and other liabilities, short term loans and short term bank credit, approximate their fair value due to the short-term maturities of such instruments. The carrying amount of long-term loan approximates its fair value.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.Basic and diluted net income per share:

Basic net income per share ("Basic EPS") is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. For the years ended December 31, 2020, 2019 and 2018 there were 1,414,812, 1,244,500 and 1,272,781 outstanding stock options, respectively, that were excluded from the computation of Diluted EPS, that would have had an anti dilutive effect if included.

v.Comprehensive income and accumulated other comprehensive income (loss):

Comprehensive income consists of two components, net income and other comprehensive income ("OCI"). OCI refers to revenue, expenses, and gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Company’s OCI consists of foreign currency translation adjustments from those subsidiaries not using the USD as their functional currency and net deferred gains and losses on certain derivative instruments accounted for as cash flow hedges and marketable securities.

The total accumulated other comprehensive income ("AOCI"), net of tax was comprised as follows:

	December 31,
	2020	2019

Accumulated gain on marketable securities	$13	$-
Accumulated foreign currency translation differences	1,070	(3,288)

Total accumulated other comprehensive income loss, net	$1,083	$(3,288)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.Comprehensive income and accumulated other comprehensive income (loss) (Cont.):

The following table summarizes the changes in AOCI, net of taxes for the year ended:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on marketable securities	Accumulated foreign currency translation differences	Total

Balance at January 1, 2019	(497)	-	(2,680)	(3,177)

Other comprehensive income (loss) before reclassifications	2,213	-	(608)	1,605
Amounts reclassified from AOCI	(1,716)	-	-	(1,716)

Net current period OCI	497	-	(608)	(111)

Balance at December 31, 2019	-	-	(3,288)	(3,288)

Other comprehensive income (loss) before reclassifications	2,406	13	4,358	6,777
Amounts reclassified from AOCI	(2,406)	-	-	(2,406)

Net current period OCI	-	13	4,358	4,371

Balance at December 31, 2020	-	13	1,070	1,083

The following table shows the amounts reclassified from AOCI into the Consolidated Statements of Income, and the associated financial statement line item, for 2020 and 2019:

	December 31,
	2020	2019
Affected line item in the consolidated statements of income

Cost of revenues	$1,857	$1,328
Research and development	61	40
Marketing and selling	217	161
General and administrative	271	187

Total gain	$2,406	$1,716

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.Accounting for stock-based compensation:

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

In 2020 and 2019, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,
	2020	2019

Dividend yield	0-3%	0-3%
Expected volatility	46.0%	47.4%
Risk-free interest rate	0.7%	1.9%
Expected life (in years)	5.1	4.3

The Company used volatility data in accordance with ASC 718 and based on Company's historical data.

The computation of risk free interest rate is based on the rate available on the date of grant of a zero-coupon U.S. government bond with a remaining term equal to the expected term of the option.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.Accounting for stock-based compensation (Cont.):

The expected term of options granted is calculated using the simplified method (being the average between the vesting periods and the contractual life of the options).

For the vast majority of the options granted in 2020 and 2019, the dividend yield is zero, due to adjustment mechanism with respect to the exercise price upon payment of a dividend. For those options granted without adjustment mechanism, the dividend yield applied is 3%.

x.Redeemable non-controlling interest:

(1)The Company was party to a put and call arrangement with respect to the remaining 45% non-controlling interest in Caesarstone Canada, Inc. Due to the existing put and call arrangements, the non-controlling interest is considered to be redeemable and is recorded on the balance sheet as a redeemable non-controlling interest outside of permanent equity. The redeemable non-controlling interest is recognized at the higher of: i) the accumulated earnings associated with the non-controlling interest, or ii) the redemption value as of the balance sheet date.

On December 27, 2018, the Company acquired the remaining 45% ownership interest in its Canadian subsidiary for a purchase price of approximately $20,119.

(2)Following the acquisition of Lioli during 2020, the Company is party to a put and call arrangement with respect to the remaining 45% non-controlling interest in Lioli. Due to the existing put and call arrangements, the non-controlling interest is considered to be redeemable and is recorded on the balance sheet as a redeemable non-controlling interest outside of permanent equity.

The redeemable non-controlling interest is recognized at the higher of: i) the accumulated earnings associated with the non-controlling interest, or ii) the redemption value as of the balance sheet date (see also Note 1b).

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.Redeemable non-controlling interest (Cont.):

The following table provides a reconciliation of the redeemable non-controlling interest:

	Year ended December 31,
	2020	2019	2018

Beginning of the year	$-	$-	$16,481

Assuming the non controlling interest due to acquisition	7,269	-	-
Net income attributable to non-controlling interest	404	-	163
Dividend paid (*)	-	-	(978)
Adjustment to redemption value	-	-	(203)
Foreign currency translation adjustments	28	-	(931)
Adjustment to Call option value (**)	-	-	5,587
Call option exercise (**)	-	-	(20,119)

Redeemable non-controlling interest - end of the year	$7,701	$-	$-

*)	In 2018 dividend payment was made by Company’s subsidiary Caesarstone Canada Inc. and reflects the amount paid to the non-controlling interest holders.

**)	See also Note 1e.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.Contingencies:

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

z.Business combination:

The Company accounts for business combinations by applying the provisions of ASC 805, Business Combination, and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from acquired customer relationship and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the finalization of the measurement period, any subsequent adjustments are recorded to earnings.

Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.Impact of recently issued accounting standards:

Recently issued and adopted accounting standards:

1.In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2020. This standard requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings and report credit losses using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks. For available-for-sale (“AFS”) debt securities with unrealized losses, the standard eliminates the concept of other-than-temporary impairments and requires allowances to be recorded instead of reducing the amortized cost of the investment.

This standard limits the amount of credit losses to be recognized for AFS debt securities to the amount by which carrying value exceeds fair value and requires the reversal of previously recognized credit losses if fair value increases.

The Company adopted Topic 326 effective January 1, 2020, based on the composition of the Company’s trade receivables, investment portfolio and other financial assets, current economic conditions and historical credit loss activity. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

2.In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), simplifying the Test for Goodwill Impairment. With ASU 2017-04, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company adopted this standard prospectively effective January 1, 2020, the adoption of this standard did not have a material impact on the Company's consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.Impact of recently issued accounting standards (Cont.)

Recently issued and adopted accounting standards (Cont.)

3.In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This guidance adds, modifies and removes several disclosure requirements relative to the three levels of inputs used to measure fair value in accordance with Topic 820, Fair Value Measurement. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As such, the Company adopted this standard effective January 1, 2020. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Recently issued accounting standards and not yet adopted by the Company:

1.In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including in interim periods. The adoption of this standard does not expect to have a material impact on the Company’s consolidated financial statements.

2.In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. This guidance will be effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is not permitted before fiscal years beginning after December 15, 2020. The Company do not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities at December 31, 2020:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Accrued Interest	Fair value

Available-for-sale – matures within one year:
Corporate bonds	$7,570	$2	$2	$37	$7,607
Governmental bonds	504	-	-	1	505
Total	$8,074	$2	$2	$38	$8,112

Available for-sale – matures after one year:
Corporate bonds	$10,353	$13	$2	$70	$10,434
Governmental bonds	483	2	-	7	492
Total	$10,836	$15	$2	$77	$10,926

Total	$18,910	$17	$4	$115	$19,038

As of December 31, 2020, the Company didn’t record an allowance for credit losses for its AFS marketable debt securities.

NOTE 4:-OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2020	2019

Prepaid expenses	$5,567	$3,876
Government authorities	8,176	15,850
Advances to suppliers	4,843	4,315
Derivatives	-	62
Other receivables (*)	7,895	9,963

	$26,481	$34,066

(*)	Including mainly insurance receivables, see also note 11.

NOTE 5:-INVENTORIES

	December 31,
	2020	2019

Raw materials	$23,023	$21,410
Work-in-progress	1,534	1,726
Finished goods	127,516	99,550

	$152,073	$122,686

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:

Machinery and manufacturing equipment, net (1)	$304,679	$276,222
Office equipment and furniture	26,807	21,933
Motor vehicles	4,533	2,263
Buildings and leasehold improvements	139,361	119,552
Prepaid expenses related to operating lease (2)	939	939

	476,319	420,909

Accumulated depreciation:

Machinery and manufacturing equipment, net	185,133	159,351
Office equipment and furniture	18,571	16,087
Motor vehicles	3,362	1,356
Buildings and leasehold improvements	46,226	39,205
Prepaid expenses related to operating lease	144	134

	253,436	216,133

Depreciated cost	$222,883	$204,776

(1)	Presented net of investment grants received in the total amount of $8,420.

(2)

Until 2012, the Company leased land from the Israel Lands Administration ("ILA") for its Bar-Lev manufacturing facility. The lease term started on February 6, 2005. The lease is for an initial non-cancellable term of 49 years, with a renewal option of an additional 49 years. All payments on account of the initial term were paid in advance (based on discounted values) at the beginning of the lease, and included in the minimum lease payments to be amortized. The prepaid expenses are amortized through the term of the lease, based on the straight-line method (including the bargain renewal option term). See also Note 14d.

During 2019 the Company recorded an amortization in the amount of approximately $1,200 of machinery and equipment with no future alternative use.

Depreciation expense were $28,829, $28,587 and $26,350 for the years ended December 31, 2020, 2019 and 2018, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-GOODWILL AND INTANGIBLES

a.Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019 are as follows:

Balance as of January 1, 2019	$35,283

Foreign currency translation adjustments	(65)

Balance as of December 31, 2019	35,218

Acquired through business combination (*)	10,619

Foreign currency translation adjustments	1,635

Balance as of December 31, 2020	$47,472

(*)	Deriving from Lioli and Omicron acquisitions (see also Note 1(b) and 1(c))

b.Intangible assets:

	December 31,
	2020	2019
Original amounts:

Customer relationships	$12,193	$-

Accumulated amortization:

Customer relationships	(102)	-

Foreign currency translation adjustment	7	-

Total intangibles assets	$12,098	$-

(1)Amortization expense amounted to $102 for the years ended December 31, 2020.

(2)Estimated amortization expenses for the following years as of December 31, 2020:

2021	$2,439
2022	2,439
2023	2,439
2024	2,439
2025	2,342

$12,098

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOAN

a.Short-term bank credit and loans are classified as follows:

		Weighted average interest
	Currency	December 31,		December 31,
		2020	2019	2020	2019
		%

Short-term bank credit	USD	3.3	-	$8,326	$-
Short-term bank credit	INR	12.6	-	$2,816	$-
Current maturities of Long-term bank loan and other (c)	INR	12.6	-	$1,980	$-

b.As of December 31, 2020 and 2019, the Company had short-term and revolving credit lines of approximately $18,187 and $207 (out of which $11,142 and $0, respectively, were utilized as presented in the table above), respectively, from various banks (from banks in the U.S., Canada and India). As of December 31,2020, the credit lines deriving from the acquisitions of Lioli and Omicron (see also Note 1).

The Company's current credit lines, if not extended, will expire through 2021.

c.Including mainly current maturities of long-term bank loan, See also Note 15.

NOTE 9:-ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2020	2019

Employees and payroll accruals	$13,414	$15,690
Accrued expenses	7,855	5,871
Advances from customers	959	377
Taxes payable	6,291	6,753
Warranty provision	1,305	1,531
Derivatives	3,791	425
Sales return provision	567	797
Operating lease liability short-term	18,854	11,330
Contingent consideration liability and other	2,534	8

	$55,570	$42,782

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-LEASES

a.As of December 31, 2020, the Company had operating lease agreements for facilities and vehicles in the United States, Canada, Australia, United Kingdom, Israel, India and Singapore. Company’s leases have remaining lease terms of up to 16 years, some of which include options to extend the leases for up to five years. Such options are included in the lease term when it is reasonably certain that the option will be exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet, the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes. The Company uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

b.The following table summarizes the Company’s lease-related assets and liabilities recorded on the consolidated balance sheet:

	Classification	December 31, 2020	December 31, 2019
Assets:

Operating lease assets	Operating lease right-of-use assets	123,928	72,047

Total lease assets		123,928	72,047

Liabilities:

Current lease liabilities	Accrued expenses and other liabilities	18,854	11,330
Long-term lease liabilities	Long-term lease liabilities	112,719	64,638

Total lease liabilities		131,573	75,968

Lease term and discount rate:	December 31, 2020	December 31, 2019

Weighted-average remaining lease term — operating leases	8.99 years	9.21 years
Weighted-average discount rate — operating leases	4.03%	3.51%

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-LEASES (Cont.)

c.The components of operating lease cost for the year ended December 31, 2020 were as follows:

	December 31, 2020	December 31, 2019
Operating lease cost:

Operating lease expense	$16,388	$14,540
Variable lease expense	4,126	2,774
Short-term lease expense	158	2,787
Sublease income	(776)	(673)

Total operating lease cost	$19,896	$19,428

d.The maturity of the Company’s operating lease liabilities for contracts with lease term greater than one year as of December 31, 2020 are as follows:

December 31,
2021	$22,791
2022	20,864
2023	17,103
2024	14,781
2025	13,399
2026 and thereafter	64,496

Total future lease payments (1, 2)	153,434
Less imputed interest	(21,861)

Total	$131,573

(1)	Total lease payments have not been reduced by sublease rental payments of approximately $1,850 due in the future under non-cancelable subleases.

(2)

As of December 31, 2020, the Company has additional operating lease payments, not included in the table above, that have not yet commenced of approximately $3,700. These operating leases will commence during 2021 with lease terms of 5 to 15 years.

e.For additional information regarding lease transactions between related parties, refer to Note 14.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-LEASES (Cont.)

f.The following table presents supplemental cash flow information related to the lease costs for operating leases:

	December 31, 2020	December 31, 2019
Cash paid for amounts included in measurement of lease liabilities:

Operating cash flows for operating leases	$16,100	$14,432

Right-of-use assets obtained in exchange for new operating lease liabilities:

Operating leases	$64,901	$82,185

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.Legal proceedings and contingencies:

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

In December 2013, the magistrate’s court in Israel held that the Company was not entitled to terminate the agreement with WOMAG as it was not breached by WOMAG. In October 2015, WOMAG amended its claim, seeking a reduced amount of approximately Euro 7.1 million (approximately $7,727) and approximately South Africa RAND 43.7 million (approximately $2,808). In June 2016, WOMAG further amended its claim, seeking a reduced amount of Euro 6.2 million (approximately $6,520) and South Africa RAND 51.2 million (approximately $3,700) plus interest on any capital sum awarded. As the district court dismissed the Company’s appeal of the decision of the magistrate’s court, the Company has agreed with WOMAG to submit the matter to arbitration, for which hearings commenced in South Africa in September 2016. The arbitration is divided into two stages. Both stages relate to the quantum of damages payable by the Company; the first stage in respect of the merits and the second in respect of the quantum of claim if WOMAG succeeds with its disputed claim on the merits.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

Following negotiations held during 2020 between the parties, on January 15, 2021, the Company paid WOMAG an amount of approximately Euro 7.2 million ($8,900) as part of the settlement for the majority of WOMAG’s claim for breach of contract. The remaining disputed amounts relating to the said breach, as well as WOMAG's claim for loss of profits shall be the subject of a further hearing scheduled for August 2021.

The Company, also based on its legal advisors, believes it has provided an adequate reserve for this claim as of December 31, 2020.

Bodily injury claims related to exposure to silica dust:

Overview:

The Company is subject to numerous claims mainly by fabricators, their employees or the National Insurance Institute ("NII"), alleging that fabricators contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting Company's products.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Silicosis and other bodily:

Injury claims:

As of December 31, 2020, the Company is subject to 173 pending bodily injury claims (out of which 172 are individual claims and NII subrogation or related future probable claims, and one claim with a motion to be recognized as a class action) that have been submitted in Israel since 2008 against the Company directly, or that have named the Company as third-party defendant by fabricators or their employees in Israel, by the injurer's successors, by the NII or by others (see also table below). In addition, 30 claims are pending in Australia against the Company and other defendants.

As of December 31, 2020, the Company has 13 pending pre-litigation demand letters on behalf of certain fabricators in Israel.

Most of the claims in Israel do not specify a total amount of damages sought, as the plaintiff’s future damages are intended to be determined at trial.

Class action in Israel:

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

On January 4, 2018, the Company and the plaintiff submitted to the Israeli District Court a settlement agreement. If the settlement agreement is approved by the Court, the claim will be dismissed and the Company will make payments on a one time basis, without any admission of liability, in an aggregate amount of approximately NIS 9.0 million (approximately $2,799) to fund certain safety related expenses at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses. As of December 31, 2020, the settlement agreement remains subject to the approval of the Court. The Israeli State Attorney General had notified the Court of its objection to the proposed settlement. The Company expects the Court will issue its ruling during 2021.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In November 2015 and in May 2017, the Company entered into agreements with the State of Israel and with its main distributors in Israel, respectively, with the consent of its insurance carriers, under which the Company agreed with the State and each of its main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period (NII claims are excluded from the Company’s agreement with the State) and on the apportionments of the total liability between the Company, the State, and the distributors, if found, in such claims. During January 2020, the State of Israel approved an additional 5 years extension to this agreement.

With respect to claims filed in Australia, which the Company intends to vigorously defend, it is too early to estimate the probability of a ruling against the Company as there is still no precedent in Australia as to the liability of manufacturers and suppliers in silicosis claims.

The Company updated its provision in 2020, 2019 and 2018 to reflect the outstanding claims in the below table, and provided a provision for related NII unasserted claims, taking into consideration new claims filed, settlements reached and other new information available.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Accordingly, the reserve for the bodily injury claims (including the above mentioned class action in Israel) as of December 31, 2020 and 2019 totaled to $42,345 and $39,172 respectively, of which $20,435 and $17,667 is reported in short term legal settlements and loss contingencies and $21,910 and $21,505 is reported in long-term liabilities. The Company cannot estimate the number of claimants that may file claims in the future or the nature of their claims in order to conclude probability or the range of loss. The Company currently does not expect to incur additional material losses with respect to the outstanding bodily injury claims, that might have a material impact on its financial position, results of operations and cash flows.

A summary of bodily injury claims activity follows:

	Year ended December 31,
	2020	2019	2018
Outstanding claims, January 1,	156	131	105

New claims	38	45	54
Settled and dismissed claims	(21)	(20)	(28)

Outstanding claims, December 31 (*), (**)	173	156	131

*)	Not including the legal proceedings in Australia.

**)	In 2020, representing 138 injured persons.

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

The available limits of these policies as it relates to the claims reflected in the table above, exceed the recorded insurance receivable balance. The Company currently have global product liability insurance, which applies, subject to certain terms and limitations, to claims that may be submitted against the Company worldwide during the insurance policy term. This policy covers claims that are beyond $20 million per claim and per aggregate during the policy term from October 1, 2020 to April 1, 2022, up to an amount of $35 million per claim and per year. Company’s global product liability insurance policy is effective until April 2022. The policy covers only illnesses diagnosed after February 2010. Although the Company will seek to renew its product liability insurance to cover silicosis related claims, there is no assurance that the Company will be successful in its renewal. In addition to the global product liability policy, the Company has regional product liability insurance policies in the United States, Canada and Australia, with a coverage of up to $20, $20 and $50 million respectively, per claim or per year, each in its relevant local currency, subject to certain terms and limitations, with relatively low deductibles. Commencing October 2020, the coverage in Australia excluded the bodily injury claims related to exposure to silica dust. In India, the Company has a regional product liability policy in the amount of INR 40 million ($0.6 million) effective until April 23, 2021.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company records insurance receivables for the amounts that are covered by insurance. During 2020, as in prior years, the Company's insurance carriers made payments to all settled product liability claims that were under the policies. The Company paid the deductible amounts for the settled claims per policy.

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

As of December 31, 2020 and 2019, the insurance receivable totaled to $7,958 and $9,517, respectively, of which $6,283 and $6,340 is reported in the other accounts receivable and prepaid expenses and $1,675 and $3,176 is in other long-term receivables.

In 2020 and 2019, the legal settlements and loss contingencies expenses related to the bodily injury claims related to exposure to silica dust totaled to $5,299 and $7,258, respectively, which reflects the deductible amounts for claims covered by insurance policies, claims not covered and the impact of settlements including the related legal costs.

Arbitration proceeding with Microgil Agricultural Cooperative Society Ltd.

In November 2011, Kfar Giladi and Microgil (the “claimants”), initiated arbitration proceedings against the Company that commenced in April 2012. The claimants filed a claim against the Company in arbitration for NIS 232.8 million ($60,500) for alleged damages and losses incurred by them in connection with a breach of Processing Agreement by the Company. In August 2012, the Company filed a claim against the claimants in arbitration for NIS 76.6 million ($19,900) for damages incurred by the Company in connection with claimants malfunctioning operations, breach of the agreement and the understanding between the parties regarding the agreement after it was terminated, inventory which was not returned to the Company and was unaccounted for and an unpaid loan, which was granted by the Company to the claimants, and the adverse impact on the valuation in Company’s IPO caused by their actions.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

General:

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

b.Purchase obligation:

The Company's significant contractual obligations and commitments as of December 31, 2020 are for purchase obligations to certain suppliers and amounted to $27,732 for the fiscal year 2021.

c.Pledges and guarantees:

1.As of December 31, 2020, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $3,550 related to facilities, vehicle leases and other miscellaneous guarantees.

2.Company's credit facilities provided by banks in Israel are secured with a “Negative floating pledge”, whereby the Company committed not to pledge or charge and not to undertake to pledge or charge its general floating assets.

3.See also note 15 for long-term debt.

NOTE 12:-TAXES ON INCOME

a.Israeli taxation:

1. Corporate tax rate:

The corporate tax rate in Israel was 23% in 2020 and 2019, and 2018.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-TAXES ON INCOME (Cont.)

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

The principal benefits by virtue of the Encouragement Law are the following:

Tax benefits and reduced tax rates under the Preferred Enterprise track:

The tax rate on preferred income from a Preferred Enterprise in 2014 and onwards was 16% (relates to Company's manufacturing plant in Sdot-Yam) and in development area A - 9%. Commencing 2017, the tax rate on preferred income from a Preferred Enterprise is 16% and in development area A – 7.5% (relates to Company's manufacturing plant in Bar-Lev industrial zone).

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-TAXES ON INCOME (Cont.)

As for industrial enterprises, in each tax year, one of the following conditions must be met:

1.Its main field of activity is biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development.

2.The industrial enterprise's sales revenues in a specific market during the tax year do not exceed 75% of its total sales for that tax year. A "market" is defined as a separate country or customs territory.

3.At least 25% of the industrial enterprise's overall revenues during the tax year were generated from the enterprise's sales in a specific market with a population of at least 14 million starting from 2012 tax year.

Amendment No. 68 also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as discussed above will be subject to tax at a rate of 20% from 2014 and onwards (or a reduced rate under an applicable double tax treaty). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-TAXES ON INCOME (Cont.)

Conditions for entitlement to benefits:

The above mentioned benefits are contingent upon the fulfillment of the conditions stipulated by the Encouragement Law, regulations published thereunder and the letters of approval for the investments in the Preferred Enterprises, as discussed above. Non-compliance with the conditions may cancel all or part of the benefits and require a refund of the amount of the benefits, including interest. The Company's management believes that the Company meets the aforementioned conditions.

Of the Company's retained earnings as of December 31, 2020, approximately $24,065 is tax-exempt earnings attributable to its Approved Enterprise programs and $18,805 is tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 23% as of December 31, 2020). Under the Encouragement Law, tax-exempt income generated under the Beneficiary Enterprise status or the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law. The Company's policy is not to distribute such dividends from tax-exempt income derived from Approved/Beneficiary Enterprises (see also Note 13c).

As of December 31, 2020, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $5,535. If income attributed to the Beneficiary Enterprise would have been distributed as a dividend, including upon liquidation, the Company would have incurred a tax liability of approximately $4,325. These amounts would be recorded as an income tax expense in the period in which the Company decides to declare the dividend.

b.Non-Israeli subsidiaries taxation:

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
Company incorporated in India – 28% tax rate.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-TAXES ON INCOME (Cont.)

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company's foreign subsidiaries (excluding the Company's subsidiary in Canada). For 2020 and 2019 the Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019
Deferred tax assets:

Goodwill and Intangible assets	$327	$358
Other temporary differences (1)	14,300	8,664
Temporary differences related to inventory (2)	6,083	6,962
Carryforward losses, deductions and credits (3)	1,102	868
Less-valuation allowance	(1,102)	(822)

Total deferred tax assets	20,710	16,030

Deferred tax liabilities:

Property and equipment	(9,143)	(8,149)
Intangible liabilities	(6,504)	-
Other temporary differences	(3,648)	-

Total deferred tax liabilities	(19,295)	(8,149)

Deferred tax assets, net	$1,415	$7,881

(1)	Deriving mainly from provision for labor related and warranty provision. The increase mainly related to provision for loss contingencies and lease accounting in accordance with ASC842

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-TAXES ON INCOME (Cont.)

(2)	Deriving mainly from the provision for slow moving inventory and IRS section 263(a).

Certain subsidiaries have tax loss carry-forwards totaling approximately $2,881 which can be carried forward and offset against taxable income, these carry-forward tax losses have no expiration date. In addition to the above, the Company carried back its 2020 U.S. subsidiaries losses in accordance with the CARES act.

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

d.A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2020	2019	2018

Income before taxes on income	$12,322	$19,105	$29,128

Statutory tax rate in Israel	23%	23%	23%

Income taxes at statutory rate	$2,834	$4,394	$6,699

Increase (decrease) in tax expenses resulting from:

Tax benefit arising from reduced rate as an "Preferred Enterprise"	(120)	(2,646)	(2,527)
Non-deductible expenses, net	1,764	2,025	701
Increase (decrease) in taxes from prior years, also related to settlement with tax authorities	(868)	707	(670)
Tax adjustment in respect of foreign subsidiaries' different tax rates	(251)	772	(453)
Uncertain tax position	1,659	1,037	482
Changes in valuation allowance	(280)	112	184
Others	(38)	(158)	144

Income tax expense	$4,700	$6,243	$4,560

Effective tax rate	38%	33%	16%

Per share amounts (basic and diluted) of the tax benefit resulting from an "Preferred Enterprise"	$(0.00)	$(0.08)	$(0.07)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-TAXES ON INCOME (Cont.)

e.Income before taxes on income is comprised as follows:

	Year ended December 31,
	2020	2019	2018

Domestic	$12,859	$5,329	$18,424
Foreign	(537)	13,776	10,704

	$12,322	$19,105	$29,128

f.Tax expenses on income are comprised as follows:

	Year ended December 31,
	2020	2019	2018

Current taxes	$5,597	$7,752	$7,624
Deferred taxes	(897)	(1,509)	(3,064)

	$4,700	$6,243	$4,560

Domestic	$3,886	$2,874	$2,726
Foreign	814	3,369	1,834

	$4,700	$6,243	$4,560

g.Tax assessments:

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2020:

Israel 2019 – present (*)
Australia 2015 - present
Canada 2016 - present
United States 2017 - present
Singapore 2016 - present
England 2016 – present
India 2018 - present

(*) During 2020 the Company’s Israeli tax return for the years 2015-2018 were examined and the examination’s results are reflected in its tax expenses.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-TAXES ON INCOME (Cont.)

h.Uncertain tax positions:

The balances at December 31, 2020 and 2019 include a liability for unrecognized tax benefits of $3,663 and $4,913, respectively, for tax positions which are uncertain of being sustained.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2018	$2,737

Increase in tax positions for current year	482
Increase in tax position of prior years	657

Gross tax liabilities at December 31, 2018	3,876

Increase in tax positions for current year	1,037

Gross tax liabilities at December 31, 2019	4,913

Increase in tax positions for current year	1,659
Addition of tax position of prior years	118
Decrease in tax position resulting from settlement	(3,027)

Gross tax liabilities at December 31, 2020	$3,663

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-SHAREHOLDERS' EQUITY

a.The Company's share capital consisted of the following as of December 31, 2020 and 2019:

	Authorized		Outstanding
	December 31,		December 31,
	2020	2019	2020	2019
	Number of shares

Ordinary shares of NIS 0.04 par value each	200,000,000	200,000,000	34,437,296	34,397,776

b.Ordinary shares:

Ordinary shares confer on their holders voting rights and the right to receive dividends.

c.Dividends:

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

Pursuant to the above policy the Company paid a total amount of $4,821 and $5,160 in 2020 and 2019, respectively, of dividend out of its non-tax exempt profit under the beneficiary enterprise.

d.Repurchase of shares:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-SHAREHOLDERS' EQUITY (Cont.)

e.Compensation plan:

On January 1, 2011, the Board of Directors adopted the Caesarstone Ltd 2011 Incentive Compensation Plan (the “2011 Plan”) pursuant to which non-employee directors, officers, employees and consultants may receive stock options and RSUs exercisable for ordinary shares, if certain conditions are met. Under the plan the Company can grant up to 3,275,000 ordinary shares. On September 17, 2020 the Board of Directors adopted Caesarstone Ltd 2020 Share incentive plan (the “2020 Plan”). Under the 2020 Plan up to 2,500,000 ordinary shares may be granted. In addition, any shares that remain available for issuance under the 2011 Plan, as of the Effective Date, which shall not exceed 1,000,000 Shares, may also be granted under the 2020 Plan.

As of December 31, 2020, there were 1,499,224 options and restricted stock units (RSUs) outstanding under the Plan and 601,593 shares available or reserved for future issuance under the plan.

As of December 31, 2020, there was $2,744 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over a weighted-average period of 1.5 years.

The following is a summary of activities relating to the Company’s stock options granted to employees under the Company’s plan during the year ended December 31, 2020:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	1,410,750	19.16	776
Granted	141,500	11.42
Exercised	-	-
Forfeited	137,750	19.21

Outstanding - end of the year	1,414,500	18.11	257

Options exercisable at the end of the year	645,750	22.32	24

Vested and expected to vest	1,414,500	18.11	257

The weighted average fair value of options granted during 2020, 2019 and 2018 was $4.9, $6.2 and $7.2 per option. The weighted average fair value of options vested during 2020, 2019 and 2018 was $8.32, $14.18 and $12.95 per option. The intrinsic value of options exercised during 2020, 2019 and 2018 was $0, $35 and $0.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-SHAREHOLDERS' EQUITY (Cont.)

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal year 2020 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2020. This amount changes based on the fair market value of the Company’s ordinary shares.

The following is a summary of activities relating to the Company’s RSUs granted to employees under the Plan during the year ended December 31, 2020:

	Number of RSUs	Weighted average fair value	Aggregate intrinsic value

Outstanding - beginning of the year	120,786	16.90	1,556
Granted	11,100	11.21
Exercised	(39,520)	19.23
Forfeited	(7,642)	14.55

Outstanding - end of the year	84,724	15.30	1,091

RSUs exercisable at the end of the year	-	-	-

Vested and expected to vest	84,724	15.30	1,091

The awards outstanding as of December 31, 2020 have been separated into ranges of exercise price, as follows:

	Awards outstanding			Awards exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.01 (RSUs)	84,724	5.28	$0.01	-	-	-
$10.4-14.5	566,500	5.48	$13.02	140,625	4.91	13.33
$15.3-17.7	520,500	5.16	$15.60	213,625	5.05	15.59
$20.2-30.0	165,500	3.59	$27.24	129,500	3.55	27.73
$30.1-42.2	162,000	1.93	$34.69	162,000	1.93	34.69

	1,499,224			645,750

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-SHAREHOLDERS' EQUITY (Cont.)

Compensation expenses related to options and RSUs granted were recorded in the consolidated statements of operations, as follows:

	December 31,
	2020	2019

Cost of revenues	$416	$284
Research and development expenses	176	173
Marketing and selling expenses	465	315
General and administrative expenses	1,801	2,860

Total	$2,858	$3,632

NOTE 14:-TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN

The Company's controlling shareholder, Kibbutz Sdot-Yam (the “Kibbutz"), has an ownership interest in the Company of approximately 30.3%, as of December 31, 2020.

On September 5, 2016, Kibbutz Sdot-Yam entered into a term sheet with Tene Investment in Projects 2016 Limited Partnership (“Tene”), pursuant to which both the Kibbutz and Tene are deemed the Company’s controlling shareholders under the Israeli Companies Law. Pursuant to the agreement, the parties agreed, among other things, to vote at general meetings of the shareholders of the Company in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties shall vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which, Mifalei Sdot-Yam will determine the manner in which both parties shall vote if no agreement is reached. The term sheet provides for the sale of 1,000,000 ordinary shares by Kibbutz Sdot-Yam to Tene as well as a call option conferring upon Tene for a period of five years the right to purchase from Mifalei Sdot-Yam up to 2,000,000 ordinary shares. On February 20, 2018, the term of the call option was extended by an additional two-year period.

As of December 31, 2020 the Kibbutz and Tene beneficially own 14,029,494 ordinary shares.

The Company is party to a series of agreements with the Kibbutz that govern different aspects of the Company's relationship and are described below.

a.Manpower agreement with the Kibbutz:

On July 2011, the Company entered into a manpower agreement with Kibbutz Sdot-Yam such was automatically renewed during 2020 for additional one year term, and will be automatically renewed again, unless one of the parties gives six months’ prior notice, for additional one-year periods.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

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

The Company will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with the Company. The Company will provide up to NIS 250,000 ($77) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. The Company will also implement a policy that prioritizes the hiring of such young Kibbutz members as the Company's employees upon their graduation. The manpower agreement and addendum also includes Kibbutz Sdot-Yam’s obligation to customary liability, insurance, indemnification and confidentiality and intellectual property provisions. Office holders who are Kibbutz Appointees shall have all benefits applicable to Company's other office holders, including without limitation, directors’ and officers’ liability insurance, and Company's indemnification and exemption undertaking.

Manpower service fees paid were $2,106, $2,408 and $2,548 for the years ended December 31, 2020, 2019 and 2018, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

b.Services from the Kibbutz:

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

The Company's net service fees paid to the Kibbutz pursuant to the Original and Amended Services Agreements were $1,315, $ 1,451 and $ 1,285 for the years ended December 31, 2020, 2019 and 2018, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

c.Land Use Agreement with the Kibbutz:

Land leased to Kibbutz Sdot-Yam by the ILA and the Caesarea Development Corporation

The Company's principal offices and research and development facilities, as well as one of its two manufacturing facilities, are located on the grounds of the Kibbutz and include buildings spaces of approximately 30,744 square meters and unbuilt areas of approximately 60,870 square meters.

The Company signed a land use agreement with the Kibbutz, which has a term of 20 years commencing on April 1, 2012. Under the land use agreement, Kibbutz Sdot-Yam permits the Company to use approximately 100,000 square meters of land, consisting of facilities and unbuilt areas, in consideration for an annual fee of NIS 12.9 million (approximately $4,000) in 2013 and thereafter, (this amount does not include approximately NIS 62,000 (approximately $19) for an additional area that the Company has leased on the grounds of Kibbutz Sdot-Yam due to the Company's needs and Kibbutz Sdot-Yam's consent under the same terms as the land use agreement), plus VAT, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011.

The annual fee may be adjusted after January 1, 2021 (or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the Israeli land authorities or Caesarea Development Corporation Ltd.) and every three years thereafter, at the election of Kibbutz Sdot-Yam by obtaining an updated appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel ("Bank Leumi"). The parties are in the process of obtaining such land appraisal to assess and adjust the fees for 2021 onwards.

During January 2018, the Kibbutz requested to increase the fees due to it, pursuant to the land lease agreement. Following the assessment of an appointed appraiser and negotiations between the Company and the Kibbutz, it was agreed to increase the fees under such agreement, such that for the year 2018 the Company paid additional amount of NIS 950,000 (approximately $250), and commencing 2019 and on the Company is paying an additional annual amount of NIS 1,100,000 (approximately $342).

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

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

In addition, the Company has committed to fund the cost of construction, up to a maximum of NIS 3.3 million (approximately $1,000) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and its facilities, such that the entrance of the Company's facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, the Company has committed to pay NIS 200,000 (approximately $62) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment to be deducted in monthly installments over a four-year period beginning in the year that the construction completed, from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to the Company's Sdot-Yam facility.

Pursuant to an agreement dated January 4, 2012, for the settlement of reimbursement for building expenses incurred by the Company from January 2012, NIS 82,900 (approximately $22) was deducted from the land use fees until end of 2020.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

d.Financing liability of land:

Pursuant to the Land Use Agreement, the Company has entered into an agreement with Kibbutz Sdot-Yam dated August 6, 2013, under which Kibbutz Sdot-Yam acquired additional land of approximately 12,800 square meters on the grounds near the Company's Bar-Lev facility, which the Company required in connection with the construction of the fifth production line at the Company's Bar-Lev manufacturing facility, leased it to the Company for a monthly fee of approximately NIS 70,000 (approximately $22).

Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to Company’s plans, (iii) build a warehouse according Company’s plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The finance of the building of the warehouse will be made through a loan that will be granted by the Company to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 5.3% a year. On November 30, 2015 the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to the Company. As of December 31, 2020, the construction of the warehouse has not started yet.

The Company's payments pursuant to the land use agreement totaled $4,690, $4,459 and $4,286 for the years ended December 31, 2020, 2019 and 2018, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

Pursuant to a land purchase and leaseback agreement, dated as of March 31, 2011, which became effective upon the Company’s IPO, between the Company and Kibbutz Sdot-Yam, the Company completed the selling of the rights in the lands and facilities of the Bar-Lev Industrial Center (the "Bar-Lev Grounds") to Kibbutz Sdot-Yam in consideration for NIS 43.7 million (approximately $10,900). The land purchase agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits the Company to use the Bar-Lev Grounds for a period of 10 years commencing on September 2012 that will be automatically renewed, unless the Company gives two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million (approximately $1,200) to be linked to increases in the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi. The parties are in the process of obtaining such land appraisal to assess and adjust the fees for 2021 onwards.

The transaction was not qualified as "sale lease-back" accounting under both ASC 840 and ASC 842 and the Company recorded the entire amount received as consideration as a liability.

The financing liability of land from a related party mature as follows, as of December 31, 2020:

2021	853
2022	7,272

8,125

The balance at December 31, 2020 and 2019, includes $247 and $367 of deferred tax assets on the Company liability and a $725 and $760 deferred tax liability on the buildings depreciation during the next years due to temporary differences between the carrying amounts of the property and the liability for financial reporting purposes and the amounts used for income tax purposes.

The Company's payments pursuant to the land purchase agreement and leaseback totaled $1,244, $1,189 and $1,174 for the years ended December 31, 2020, 2019 and 2018, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

e.Details on transactions and balances with related parties and other loan:

1.The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz). The following table summarizes such transactions:

	Year ended December 31,
	2020	2019	2018

Cost of revenues	$7,200	$6,890	$6,607

Research and development	$406	$301	$185

Selling and marketing	$638	$708	$779

General and administrative	$913	$1,283	$1,341

Finance expenses, net	$491	$511	$531

2.Balances with related party and other loan:

	December 31,
	2020	2019

Financing liability of land from related party- current maturities (1)	$1,746	$1,736

Long-term financing liability of land from a related party (1)	$6,723	$6,994

Other loans (2)	$4,440	$921

(1)

In September 2012, a financing leaseback of $10,900 related to Bar-Lev transaction was granted to the Company by Kibbutz Sdot-Yam. The financing leaseback bears interest until repayment at a per annum rate equal to 6.28% and is subject to adjustment for increases in the Israeli consumer price index.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

2.Balances with related party and other loan (Cont.):

(2)	Other loans:

a.

On January 17, 2011 a loan of 4 million Canadian dollars was made to Caesarstone Canada Inc. by its shareholders at that time CIOT and the Company, on a pro rata basis. Although the Company acquired CIOT ownership interest in Caesarstone Canada Inc. during December, 2018, the loan continues to bear interest until repayment at a per annum rate equal to Bank of Canada's prime business rate plus 0.25% (See also note 1e). The interest accrued on the loan is payable on a quarterly basis. Such loan is repaid in three equal annual installments commencing 2020.

b.

As part of the liabilities assumed in the acquisition of Lioli’s majority holdings the Company also assumed a shareholders loan and as of December 31, 2020 such loan is in the amount of approximately $3,969. Subject to certain conditions and regulatory approvals to be met by Lioli, the Company will have to transfer a loan in accordance with its holdings to replace current loan. Such loan will be repaid after 5 years from closing or extended period based on mutual agreement. The interest on such loan is Libor plus 4.5%

NOTE 15:-LONG-TERM BANK LOAN

a.As part of the Lioli’s acquisition the Company assumed also a bank loan from commercial banks in India. The long-term loan outstanding balance as of December 31, 2020 is $9,543 (the current maturity of $1,639 is presented under Short-term loans). The loan is denominated in Indian rupee and it bears interest rate of India labor plus 4.5%.

b.Repayment schedule in the table below are the future scheduled dates for repayment of the long-term loan:

December 31,

2021	$1,639
2022	1,788
2023	1,994
2024	2,175
2025 and thereafter	3,586

Total	$11,182

c.The long-term loan is secured by substantially all of the Lioli’s assets. Lioli is committed not to pledge or charge and not to undertake to pledge or charge its general floating assets and in addition not to enter into new loan arrangements without the prior written consent of the bank.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.The Company manages its business on the basis of one reportable segment. The data is presented in accordance with Accounting Standard Codification 280, "Segments Reporting" ("ASC 280"). The following is a summary of revenue and long-lived assets (including Property, plant and equipment, intangible assets and operating lease right-of-use assets) by geographic area. Revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues for the years ended December 31, 2020, 2019 and 2018, respectively:

	Year ended December 31,
	2020	2019	2018

USA	$207,496	$250,471	$239,241
Canada	72,492	85,979	99,679
Latin America	2,149	4,115	5,397
Australia	103,587	108,149	131,085
Asia	14,566	15,514	17,715
EMEA	45,201	43,054	42,861
Israel	40,921	38,692	39,893

	$486,412	$545,974	$575,871

No customer represented 10% or more of the Company’s revenues for the years ended December 31, 2020, 2019 and 2018.

b.The following table presents total long-lived assets as of December 31, 2020 and 2019:

	December 31,
	2020	2019

USA	$167,370	$118,458
Canada	5,384	5,676
Australia	14,947	7,669
Asia	29,955	400
EMEA	8,398	8,583
Israel	132,855	136,037

	$358,909	$276,823

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.Finance expense, net:

	Year ended December 31,
	2020	2019	2018

Finance expenses:

Interest in respect of short-term loans, credit cards and bank fees	$3,254	$3,342	$3,591
Interest in respect of loans to related parties	1,053	568	585
Amortization/accretion of premium/discount on marketable securities	161	-	-
Realized gain/loss from marketable securities	11	-	-
Changes in derivatives fair value	3,427	-	193
Foreign exchange transactions losses	7,128	6,578	6,259

	15,034	10,488	10,628
Finance income:

Interest in respect of cash and cash equivalent and short-term bank deposits	657	1,018	1,472
Changes in derivatives fair value	-	33	-
Interest income from marketable securities	213	-	-
Foreign exchange transactions gains	3,965	3,859	5,517

	4,835	4,910	6,989

Finance expenses, net	$10,199	$5,578	$3,639

b.Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Year ended December 31,
	2020	2019	2018

Net income attributable to controlling interest, as reported	$7,218	$12,862	$24,405
Adjustment to redemption value of non-controlling interest	-	-	203
Numerator for basic and diluted net income per share	$7,218	$12,862	$24,608

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

Denominator:

	Year ended December 31,
	2020	2019	2018

Denominator for basic income per share	34,419	34,384	34,358
Effect of dilutive stock based awards	55	76	51

Denominator for diluted income per share	34,474	34,460	34,409

Earnings per share:
Basic and diluted earnings per share	$0.21	$0.37	$0.72

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Caesarstone Australia Pty Ltd

Opinion on the financial statements

We have audited the accompanying balance sheets of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”) (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 22, 2021 expressed an unqualified opinion.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Goodwill

In accordance with ASC 350 Intangibles – Goodwill and Other, goodwill is allocated to the Company’s reporting units. For each reporting unit to which goodwill has been allocated, the Company is required to evaluate the potential impairment of goodwill annually and whenever events or circumstances indicate the carrying value of goodwill may not be recoverable. This evaluation is performed by comparing the fair value of the reporting unit with its carrying value. If the carrying value exceeds the fair value of the reporting unit, the Company recognizes an impairment charge.

The principal considerations for our determination that the evaluation of goodwill for impairment is a critical audit matter are that the determination of the fair value of the goodwill relies on the use of management estimates related to forecasted future cash flows and discount rates. This requires management to evaluate historical results and expectations of future operating performance based on relevant information available to them regarding expectations of industry performance, as well as, expectations for company-specific performance. Determining the discount rate requires management to evaluate the appropriate risk premium based on their judgment of industry and company-specific risks. Significant management judgments and estimates utilized to determine the fair value are subject to estimation uncertainty and require significant auditor subjectivity in evaluating the reasonableness of those judgments and estimates.

Our procedures included, amongst others:

•

We tested the design and operating effectiveness of internal controls relating to management’s determination of the fair value of goodwill, including controls over the determination of key inputs and assumptions relating to forecasting of future cash flows and determination of the discount rate.

•

We assessed management's identification of each of the reporting units based on our understanding of the nature of the Company's business and cash flows.

•

We challenged management’s assumptions behind the cash flow projections by comparing to market-related assumptions and historical operating results.

•

We evaluated management’s historical ability to achieve forecasted revenue and operating results.

•

We utilized a valuation specialist to assist in testing the Company’s discounted cash flow model and in evaluating the reasonableness of significant assumptions to the model, including the discount rate.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2008.

Melbourne, Australia

March 22, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Caesarstone Australia Pty Ltd

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2020, and our report dated March 22, 2021 expressed an unqualified opinion on those financial statements.

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

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and pr ocedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

March 22, 2021