Form 20-F
period 2021-12-31
Caesarstone Ltd.
filed 2022-03-15
CIK 1504379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: 34,473,070 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2021 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.11, the representative exchange rate published by the Bank of Israel as of December 31, 2021.

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

Special Note Regarding Forward-Looking Statements and Risk Factor Summary

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements may be found in several sections of this annual report, including, but not limited to “ITEM 3: Key Information—Risk Factors,” “ITEM 4: Information on the Company,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company considerations.” Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, including those described in “ITEM 3.D. Key Information—Risk Factors.” Important factors that could affect our actual results and cause them to differ materially from those expressed in forward-looking statements include, but are not limited to, the items in the following list, which also summarizes some of our principal risks:

•	the impact of the coronavirus (COVID-19) pandemic on end-consumers, the global economy and our business and results of operations;

•	adverse global conditions, including macroeconomic and geopolitical uncertainty, may negatively impact our financial results

•	Constraints in the global supply of, prices for, and availability of transportation of the raw materials, finished goods and other products essential to our operations;

•	changes in the availability or prices to the prices of our raw materials or to the suppliers of our raw materials;

•	downturns in the home renovation, remodeling and residential construction sectors or the economy generally;

•	disruptions to our information technology systems globally, including by deliberate cyber-attacks;

•	future foreign exchange rates and fluctuations in such rates, particularly the NIS, Australian dollar, Canadian dollar, British pound, Indian Rupee and the Euro;

•	Our ability to raise funds to finance our current and future capital needs;

•	Our ability to pass rising costs to our customers;

•	competitive pressures from other manufacturers of quartz and other surface materials as well as increased competition from lower-priced alternatives;

•	risks associated with changes in global trade policies or the imposition of tariffs;

•
our ability to successfully consummate business combinations or acquisitions and our success in integrating our most recently acquired Lioli Ceramica Private Limited (“Lioli”) and Omicron Granite and Tile (“Omicron”) businesses into our operations;

•	our ability to manage required changes in our production and supply chain, and manufacture our products efficiently;

•	disturbances to our operations, the operations of our equipment and raw material suppliers, distributors, customers, consumers or other third parties;

•	our ability to effectively manage changes to our production and supply chain and effectively collaborate with Original Equipment Manufacturer (“OEM”) suppliers;

•	our ability to execute our strategy to expand sales in certain markets;

•	impacts on revenue from sales disruptions in our geographic concentrations or key markets;

•	our reliance on third-party distributors, re-sellers, and a limited number of large retailers;

•	our ability to effectively manage our inventory and successfully pursue a wider product offering;

•	quarterly fluctuations in our results of operations as a result of seasonal factors and building construction cycles;

•
the outcome of litigations including those regarding silicosis, other bodily injury claims or other legal proceedings in which we are involved, and our ability to use our insurance policy to cover damages;

•	regulatory requirements and any changes thereto relating to crystalline silica dust and related hazards;

•	the extent of our liability for environmental, health and safety, product liability and other matters;

•	the protection of our brand, technology and intellectual property;

•
our tax position, including meeting certain conditions required to receive certain tax benefits, our exposure to U.S. tax liabilities and related consequences under the U.S. Internal Revenue Code, and the continued availability of certain tax benefits granted by the Israeli government ;

•	compliance with and impacts of laws and changes in laws where we operate (Primarily Israel, the U.S., Canada and Australia);

•	our ability to retain our senior management team and other skilled and experienced personnel;

•	the effect of the share ownership by the Kibbutz and Tene;

•	our ability to manage or resolve conflicts of interest arising from employee affiliations with Kibbutz Sdot-Yam (the “Kibbutz”) and with Tene Investment in Projects 2016 Limited Partnership (“Tene”);

•	the effects of enforcements against us, our officers and directors in the United States;

•	our ability to maintain our lease agreements with the Kibbutz, the Israeli Lands Administration (the “ILA”) and Caesarea Development Corporation;

•	coverage by equity research analysts, publicly announced financial guidance, investor perceptions and our ability to meet other expectations (such as Environmental Social and Governance);

•	the impacts of conditions in Israel, such as negative economic conditions or labor unrest;

•	differences in the governance of shareholders’ rights under Israeli law;

•	the amount and timing of our dividend payments;

•	price volatility of, and effects of future sales on, our ordinary shares;

•	our status as a foreign private issuer and related exemptions with respect thereto; and

•	our expectations regarding regulatory matters applicable to us.

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

( i )

( ii )

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (the “SEC”). Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline, and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” on page iv of this annual report.

Risks Related to our Business

Economic and External Risks

The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and financial results.

The impact of the COVID-19 pandemic has resulted in a widespread public health crisis and governmental authorities have implemented numerous measures attempting to contain and mitigate the effects of the virus. The COVID-19 pandemic has increased market uncertainty and volatility, led to travel and other restrictions, including individual quarantines, and significantly affected consumer and businesses behaviors. The volatility in stock markets around the world has and may continue to materially and adversely impact stock prices and trading volumes for us and other companies.  The culmination of these dramatic large-scale events could result in a global economic recession, depression, excessive inflation or other sustained adverse market events and significantly decrease home renovation and remodeling activity and new residential construction, and in turn reduce the demand for our products, thus materially and adversely affecting our business and results of operations.

The COVID-19 pandemic may also adversely affect our ability to conduct our business effectively due to disruptions to our production and supply chain, availability and cost of shipping services, availability and productivity of personnel. We attempted to comply with rapidly changing restrictions, such as travel restrictions, curfews and others. Additionally, the impact of the COVID-19 pandemic on international shipping, including fewer available shipping providers and routes, has significantly increased costs, and has increased, and may continue to increase, our cost of goods sold in the future. Such increase has and may in the future materially adversely affect our business, financial condition and results of operations.  Any future shipping delays and cost increases as a result of the COVID-19 pandemic, or any future pandemic or resurgence, could have a material adverse effect on our business and results of operations.

Governmental actions in response to the Covid-19 pandemic, in locations where we operate could further limit our operations, which may have a material adverse effect on our operations and financial results, for example gathering restrictions, isolation for COVID-19 positive and for people who were in contact with a COVID-19  positive person, and reduced workforce in the education system and more generally in the public sector. The widespread COVID-19 pandemic may further disrupt our ability to manufacture products and impact the operations of our customers and modes of shipping, any of which could lead to reduction in customer orders and sales to certain regions and end-markets. In addition, the COVID-19 pandemic increased risks for insolvency due to cash-flow management and credit availability, and as some customers may be impacted more severely, we could face collection difficulties, which would have an adverse effect on our financial results.

The COVID-19 pandemic further contributed to costs entailed with producing at our facilities, such as, but not limited to: compliance with heightened environmental health and safety standards, including any governmental mandates to mitigate the spread of the COVID-19 pandemic; labor; energy; raw material costs; and taxes. If the production costs of our products continue to increase, it could negatively and materially impact our results.

In addition, we are facing challenges in recruiting employees. A significant reduction in our workforce brought about as a result of the COVID-19 pandemic, and current difficulties to recruit required personnel and/or our compliance with instructions imposed by governmental authorities may harm our ability to continue operating our business and materially and adversely affect our operations and financial condition. Further, we cannot assure you that we will be designated an “essential business”, as defined under the government instructions, and moreover, we cannot foresee whether the Israeli authorities will impose further restrictive instructions in the future, which if implemented may lead to significant changes and potentially a shutdown of our operations.

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

Future outbreaks of the COVID-19 pandemic leading to additional restrictions and regulations related to the COVID-19 pandemic containment efforts may further challenge our ability to conduct our operations and, as a result, may materially and adversely affect our financial results. For example, in Morbi, India, where our subsidiary Lioli is located, the prevalence of the COVID-19 disease and death rates were relatively high during 2021 and caused some disruptions to our operations.  Additionally, Lioli relies on production materials and equipment from diverse locations, and as a result, any restrictions related to the COVID-19 pandemic that impact the delivery of such could materially and adversely impact the ability of our Lioli facility to continue production. Although operations at Lioli are currently not disrupted by the COVID-19 pandemic restrictions imposed by local or federal authorities or deliveries of production materials, we cannot assure you that operations at Lioli will continue to run or that Morbi or Indian authorities will not institute restrictions and regulations that affect our operations.  Currently the trajectory of the COVID-19 outbreak remains highly uncertain and we cannot predict the duration, severity or effect of the pandemic or any future containment effort.

Adverse global conditions, including macroeconomic and geopolitical uncertainty, may negatively impact our financial results.

Global conditions, dislocations in the financial markets, or inflation could adversely impact our business. In addition, the global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, instability in the global credit markets, supply chain weaknesses, instability in the geopolitical environment as a result of the Russian Ukraine conflict, the withdrawal of the United Kingdom from the European Union, and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business.

Additionally, economic downturns and geopolitical challenges in regions of the world that are critical to our operations have in the past and could in the future cause supply chain and other disruptions that impact our business. For example, Russia’s and Ukraine’s conflict, and the possibility of retaliatory measures taken by the U.S. and NATO have created global security concerns that could have a lasting adverse impact on regional and global economies. Although we do not have operations in Ukraine or Russia, we have in the past sold product to local distributers, an activity that may be halted for various some of our suppliers, including an important raw material used in our ceramic production is based in Ukraine and has ceased its operations. Procuring alternatives and amending production may be costly and may not be possible in a timely fashion, which could disrupt our production and have an adverse impact on our business’s results of operations, financial condition and profitability.

Downturns in the home renovation and remodeling and new residential construction sectors or the economy generally and a lack of availability of consumer credit could materially and adversely impact end-consumers and lower demand for our products, which could cause our revenues and net income to decrease.

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending, primarily in the United States, Australia (unless stated otherwise, reference to Australia in this report includes Australia and New Zealand), Canada and Israel. We estimate (supported by the Freedonia Report), that approximately 60%-70% of our revenue in our main markets (U.S., Australia, Canada) is related to residential renovations and remodeling activities, while 30%-40% is related to new residential construction.

During periods of industry downturn, housing markets are likely to experience an oversupply of both new and resale home inventory, an increase in foreclosures, and reduced levels of consumer demand for new homes as a result of fluctuations in interest rates, consumer confidence, government programs and unemployment. During such periods, customers may choose to reduce their discretionary spending and, as a result, delay or cancel their home renovation or remodeling projects.

In addition, many of our customers are homebuyers or homeowners who finance their home purchases, construction and renovation projects through loans or lenders that provide mortgage financing. Downturns in the housing market and/or the economy generally could limit the availability of consumer credit. A tightening of lending standards by financial institutions could reduce the ability of consumers to obtain suitable financing for their renovation and remodeling expenditures or home purchases, which could in term materially and adversely affect our ability to grow or sustain our business, our revenues and net income. See also “—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.”

We may need to raise funds to finance our current and future capital needs, which may dilute the value of our outstanding ordinary shares, increase our financial expenses or limit our business activities.

We may need to raise additional funds to finance our existing and future capital needs, including to fund ongoing working capital requirements. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ordinary shares. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

Our results of operations may be materially and adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency) and other currencies in which we conduct business. In 2021, 50.0% of our revenues were denominated in U.S. dollars, 6.0% in NIS, 6.0% in Euros, 13.1% in Canadian dollars, 18.4% in Australian dollars and a smaller portion in other currencies. In 2021, the majority of our expenses were denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian and Australian dollars and other currencies. As a result, weakening of the Australian and Canadian dollars and strengthening of the NIS and, to a lesser extent, strengthening of the Euro against the U.S. dollar presents a significant risk to us and may impact our business significantly. For example, the NIS appreciated 7.5% and 6.4% against the U.S. dollar during 2020 and 2021, respectively, and resulted in finance expenses of approximately $6.8 million and $7.5 million in such years See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.” for the impact of currencies fluctuation on our operating income. We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements; therefore, during periods of a strengthening dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

In addition, we currently engage in derivatives transactions, such as forward and option contracts, to hedge against the risks associated with our foreign currency exposure. Our strategy to hedge our cash flow exposures involves consistent hedging of exchange rate risk in variable ratios up to 100% of the exposure over rolling 12 months. As of December 31, 2021, our average hedging ratio was approximately 24% out of our expected currencies exposure for 2022. Moreover, our currency derivatives, except for our U.S. dollar/NIS forward contracts, are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. Our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income. While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations. See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

If we are unable to pass rising costs to our customers, it could have a material adverse effect on our business.

The prices of our raw materials, and energy related costs vary significantly in recent months with market conditions, and in addition, because we acquire our raw materials from third-party suppliers that are located outside of the regions where we manufacture our products, our baseline shipping and import costs are often higher than those of our competitors and are also dependent on shipping availability and cost. While we are attempting to pass on such increases costs to our customers, our ability to do so depends on many factors including competition in our markets. If we are unable to mitigate the increase in these costs, particularly raw material and shipping, our financial condition and results of operations could be materially and adversely affected.

If we are unable to compete with lower-priced products and pass increase costs to our customers, our market share may decrease, and our financial results may be adversely and materially impacted.

We have invested considerable resources to position our quartz surface products as premium branded products. Due to our products’ high quality and positioning, we generally set our prices—especially for our differentiated products—at a higher level than alternate surfaces and quartz surfaces provided by other manufacturers. Manufacturers located in the Asia-Pacific region (predominantly China) and certain parts of Europe can produce quartz surface products at a lower cost, including quartz surface products which imitate our products and designs. Many of these manufacturers are able to reduce their production costs by purchasing their raw materials in the same or nearby regions where they produce their goods. Further penetration of these products into our market may reduce our market share, limit our ability to increase prices and have a material adverse effect on our financial condition and results of operations.

Global trade is affected by governmental involvement including through antidumping and countervailing duties and these may cause unforeseeable market changes that could adversely impact our financial results.

Antidumping and countervailing duty orders are designed to provide relief from imports sold at unfairly low or subsidized prices by imposing special duties on such imports. Such orders normally benefit domestic suppliers in the country in which the duty orders are in place and foreign suppliers not covered by the orders. During 2018 and 2019, antidumping and countervailing duty (“AD/CVD”) petitions were filed with the U.S. Department of Commerce (“DOC”) and the International Trade Commission (“ITC”). The petitions, which were filed by a U.S. quartz manufacturer, alleged that Chinese, and subsequently Indian and Turkish manufacturers injured the U.S. domestic quartz industry and therefore duties were required to offset such unfair trade practices. Ultimately, the DOC and ITC imposed AD/CVD duties ranging approximately between 265% and 340% for Chinese, and between 3.81% and 80.79% for Indian and Turkish manufacturers.

The imposition of AD/CVD orders have driven some of the affected manufacturers to direct their products into other markets in which we operate (including markets in which we hold a higher market share than in the U.S., such as Australia) thereby adversely impacting our operations and financial results.  Finally, any duties and tariffs imposed by the U.S. or other regulators may not succeed in remediation of any impact caused by the relevant imports. Chinese, Indian and Turkish exporters may shift their focus to other, competing materials, to circumvent the duties. As a result, our non-U.S. markets have faced increased competitive pressures. Changes in the AD/CVD tariffs may increase uncertainty and our financial results may be adversely and materially impacted.

On October 29, 2021 the European Ceramic Tile Manufacturers' Federation, filed a complaint to the European Commission (“Commission”) in which it requested that the Commission initiate an anti-dumping investigation concerning imports to the EU of ceramic tiles originating in India and Turkey between July 2020 and June 2021 (“Complaint”). The Complaint provides a very board definition of characteristics of what will be considered “ceramic tiles”. Such characteristics include large size ceramic slabs (120 x 120 CM or larger) which are similar to the type of ceramic slabs which are also manufactured by our subsidiary, Lioli, an India-based producer of porcelain slabs.

The Complaint is focused on small size ceramic slabs which are considered low-end products (used primarily for floors and wall cladding), compared to the large size ceramic slab considered premium products sold at higher margins. Therefore, Lioli has filed a petition to exclude from the Compliant such large size ceramic slabs.

If the Commission does not agree to exclude Lioli’s large size ceramic slab and it is further found by the Commission that anti-dumping has indeed occurred during such period, then the Commission may impose duties on ceramic slab imported to the EU which will be applied to Lioli’s products as well.

The current antidumping and countervailing duty orders may not remain in effect and continue to be enforced from year to year, the products and countries currently covered by orders may no longer be covered, and duties may not continue to be assessed at the same rates.  For example, in the United States, rates of duty can change as a result of “administrative reviews” of antidumping and countervailing duty orders. These orders can also be revoked as a result of periodic “sunset reviews,” which determine whether the orders will continue to apply to imports from particular countries. Antidumping and countervailing duties in the European Union and Canada are also subject to periodic reviews. In the European Union and in Canada, such reviews can include interim reviews, expiry reviews and other types of proceedings that may result in changes in rates of duty or termination of the duties.

Operational Risks

Constraints in the global supply of, prices for and availability of transportation of the raw materials, finished goods and other products essential to our operations could cause our results of operations and prospects to suffer.

We currently manufacture our products at our two facilities in Israel, one facility in the United States and one facility in India. In addition, we source a portion of our supply chain from OEMs which are also subject to similar risks. We actively manage our global supply chain and production facilities in Israel, U.S. and India, during 2021, we experienced disruption and volatility in our supply chain that we expect to continue through 2022. Supply chain issues have occurred on a global scale fueled by COVID-19 pandemic and have caused delays in the arrival of or otherwise constrained our supply of raw materials, particularly quartz and porcelain, which are essential and non-fungible components in the manufacture of our countertops and surface products. Other supply chain risks include, but are not limited to: disruptions in shipping logistics, as ports and other channels of entry from where we import, export and deliver our products have been closed or continue to operate at reduced capacity; shutdowns or reduced operations at our suppliers’ facilities; changes in the market prices for quartz and the countertop materials upon which we rely; and shortages of raw materials as a result of high levels of demand or reduced capacity of our suppliers. Difficulties or interruptions obtaining the raw materials required for our manufacturing operations, including any difficulties in the short term or long term to obtain Ukraine clay, bentonite due to the current situation in Ukraine, has and could continue to delay our output or supply of products and harm our relationships with our customers, damage our brand and reputation and have a material adverse effect on our results of operations. There can be no assurance that we will continue to effectively manage our global supply chain and manufacturing operations in the future and that the impacts of the challenges in supply chain and material procurement, brought about by COVID-19 geopolitical events and market conditions will not materially adversely affect our business, financial condition, results of operations and growth prospects. If these conditions continue to worsen, we cannot assure you that we will be able to successfully secure raw materials to our various manufacturing facilities in a timely or profitable manner. In addition, price increases imposed by our OEMs and other suppliers for raw materials and transportation providers used in our business, if we are unable to pass these costs increases to our customers, in whole or in part, it could have a material adverse effect on our business and consolidated results of operations.

Changes in the prices of our raw materials have increased our costs and decreased our margins and net income in the past and may increase our costs and decrease our margins in the future.

The principal raw materials used for our products are polyester and quartz. In 2021, raw materials used in manufacturing processes accounted for approximately 29% of our cost of goods sold. The cost of raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. The raw materials we use for our products are subject to price volatility caused by weather, supply conditions, government regulations, economic and political climate, labor costs, and other unpredictable factors. Our raw materials costs are also impacted by changes in foreign currency exchange rates, mainly the Euro as it relates to polyester and other raw materials purchased from Europe. Any increase in raw material prices increases our cost of sales and can decrease our margins and net income. Furthermore, we may face market conditions that will make it impossible to pass all or some of the increased costs to our customers. If we are unable to recover these costs it may have a material adverse effect on our financial results. For cost of our raw materials in 2021 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

Quartz, which includes quartz, quartzite and other dry minerals and engineered materials containing high amounts of silica (together referred to in this annual report as “quartz” unless otherwise specifically stated), is the main raw material component used in our engineered quartz products. Quartz accounted for approximately 33.8% of our raw materials cost in 2021. Our cost of sales and overall results of operations may be impacted significantly by fluctuations in quartz prices. For example, if the cost of quartz at our plants had risen by 10% in 2021, we would have experienced a decrease of approximately 0.9% in our gross profit margin in such year. In 2021, our average cost of quartz increased by 12.0%, following an increase of 3.2% during 2020. Any future increases in quartz prices could also materially and adversely impact our margins and net income.

Polyester, which acts as a binding agent in our products, accounted for approximately 35.3% of our raw materials costs in 2021. Accordingly, our cost of sales and overall results of operations may be impacted significantly by fluctuations in polyester prices. For example, if the cost of polyester had risen by 10% in 2021, we would have experienced a decrease of approximately 1% in our gross profit margin in such year. The cost of polyester we incur is a function of, among other things, manufacturing capacity, demand and the price of crude oil and more specifically benzene. Our cost of polyester fluctuated significantly over the years. In 2021, our average polyester cost increased by approximately 54%. We acquire polyester on an annual framework basis, or a purchase order basis based on our projected needs for the subsequent one to three months. Going forward, we may experience pressure from our polyester suppliers to increase prices even during a period covered by purchase orders.

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

Pigments are also used to manufacture our products. Although pigments account for a significantly lower percentage of our raw material costs than polyester, we encountered in the past and may experience in the future fluctuations in pigment prices. For example, the cost of titanium dioxide, our principal white pigmentation agent, decreased by approximately 0.2% and increased by approximately 16.4% in 2020 and 2021, respectively. Such prices fluctuations may also have a materially adverse impact on our margins and net income.

As a result of recent global economic conditions (as discussed in the risk factor entitled “Adverse global conditions, including macroeconomic and geopolitical uncertainty, may negatively impact our financial results”), the prices of raw materials used for our products has been particularly volatile in fiscal 2021 and the first quarter of fiscal 2022, and hedging mechanisms and strategies used to mitigate this price volatility have been limited, for example the current situation in Ukraine may also make it more difficult in the short-term and long-term to obtain Ukraine clay, bentonite used in our ceramic production.  If we are unable to increase the price of our products to cover increased costs, to offset operating cost increases or are not successful in our commodity hedging program, then commodity and raw material price volatility or increases could materially and adversely affect our profitability, financial condition and results of operations. Moreover, future decisions not to engage in hedging transactions or ineffective hedging transactions might result in increased cost volatility, potentially adversely impacting our profitability, financial condition and results of operations. If we are unable to source raw materials, that could limit our ability to utilize our manufacturing facilities, in addition, increases in the prices of these raw materials recover these both may have a material adverse effect on our financial results.

For cost of our raw materials in 2021 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

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

Our ability to fully integrate acquisitions, joint ventures and/or investments, including our previously announced acquisitions of Lioli and Omicron, could be more difficult, costly and time-consuming than we expect and therefore disrupt our business and adversely affect the value of our shares.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to customer demands, competitive pressures and industry trends in the home renovation and construction sectors. We pursue our growth strategy by acquiring complementary businesses across the globe, including our previously announced acquisitions of Lioli, an India-based porcelain countertop slab producer, in October 2020 (the “Lioli Acquisition”), and Omicron, a stone supplier based in Pompano Beach, Florida, in December 2020 (the “Omicron Acquisition”).

The combination of independent businesses is a complex, costly and time-consuming process. While our management continues to make progress in integrating Lioli’s and Omicron’s businesses with ours, such efforts are still underway and are expected to continue through 2022. During this time, we and our management have encountered, and are likely to continue to encounter, ongoing challenges with respect to achieving anticipated synergies. For example, we have experienced a high turnover rate of key employees at Lioli, which we attribute to challenges assimilating Lioli employees into our workplace culture and maintaining consistent operational standards and processes. We seek to manage these transitions carefully, such as by establishing employee training and development programs. However, any continued retention issues at our acquired companies will result in a loss of institutional knowledge about those businesses. Failure to address these risks, such as by successfully retaining current employees or recruiting new professionals with relevant industry knowledge, will likely result in operational delays and negatively impact our financial results.

In addition, we may be exposed to unforeseen or undisclosed claims and liabilities arising from the operations of Lioli and Omicron from periods prior to the dates we acquired them. For example, although we believe that we have a good and marketable title to the Lioli manufacturing facility in Morbi, Gujarat, India, there are certain historic discrepancies between records of different local and regional authorities in Gujarat, India, including records of titles to physically non-existing plots, that might result in our ownership to the facility or its parts being challenged, including by title holders of existing and non-existing adjacent plots. Our ability to seek indemnification from the former owners for these and any other claims or liabilities could be significant and limited by various factors, including the specific limitations contained in the respective acquisition agreements and the financial ability of the former owners. If we are unable to enforce any indemnification rights we may have, or if we do not have any right to indemnification, we could be held liable for the costs or obligations associated with such claims or liabilities, which could adversely affect our operating performance.

In addition, as a result of the Lioli Acquisition and the Omicron Acquisition we carry a significant amount of intangible assets (including goodwill) on our balance sheet. As of December 31, 2021, our goodwill and other intangible assets (including Lioli and Omicron acquisitions), amounted to $45.8 million and $9.6 million, respectively. The future occurrence of potential indicators of impairment could include, for example, a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a material negative change in relationships with significant customers, strategic decisions made in response to economic or competitive conditions, continued loss of key personnel, or an expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of, and could result in goodwill impairment charges. Although we have not recorded goodwill impairment charges in the past, we cannot guarantee that we will not experience goodwill impairments in the future.

If we fail to effectively manage required changes in our production and supply chain, we may be unable to serve the market or suffer additional inefficiencies.

Our production and supply chain processes are complex and rely on our estimates and forecasts in terms of volume as well as product mix. These processes are characterized by an interdependent network of suppliers and material needs, owned and leased manufacturing locations, external manufacturing partners, distribution networks, shared service delivery centers and information systems, each of which supports our ability to provide our products to our customers consistently. The Lioli Acquisition and Omicron Acquisition further expanded our production and supply chain, as well as product offerings, into new global markets. While we continue integrating Lioli and the Omicron into our existing business, we must also effectively manage the increased complexity resulting from manufacturing and sourcing products and materials on a vaster global scale. A failure to accurately forecast or manage our needed inventories, as well as any disruptions in our production and supply chain processes, may hinder the availability of our products in the market, result in loss of sales, increase shipping costs and harm our relationships with our customers, damage our brand and reputation and have a materially adverse effect on our results of operations. In addition, if we are unsuccessful in adjusting our manufacturing operations to such changes, or to changes in the demand for our products, we may be unable to grow our business and revenue, maintain our competitive position or improve our profitability.

The ability of suppliers to deliver parts, components and manufacturing equipment to our facilities, and our ability to manufacture without disruption, could affect the timely delivery of our products and fulfillment of our contracts with distributors and customers.

We have purchased the majority of our manufacturing production lines from Breton S.p.A. (“Breton”), a manufacturer of lines to produce engineered stone slabs. We depend on Breton for certain spare parts for our production line equipment and for their support and know-how required to resolve specific technical problems in their manufacturing equipment and anticipate we will continue to do so in the future. If Breton were to cease business, or otherwise experienced an inability or delay in providing specialty machine components and spare parts, know-how or technical support to us, we would be unable to obtain such components or expertise for an indeterminate amount of time. As a result, the output of our products to our distributor sand customers could be prevented or delayed.

In addition, our operations are subject to disruption for a variety of reasons, including COVID-19-related supply chain difficulties or slowdowns, work stoppages, labor relations, damage to our manufacturing facilities or products caused by hazards, human error, negligence or other failures or circumstances beyond our control. There can be no assurance that we will continue to effectively manage our global supply chain and manufacturing operations in the future and that the impacts of COVID-19 and other global developments on our supply chain and manufacturing will not materially adversely affect our business, financial condition, results of operations and growth prospects. See “—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.”

Our insurance policies have limited coverage in case of certain disruptions or significant damage to our manufacturing facilities and may not fully compensate us for the cost of replacement and any loss from business interruptions. Any damage to our facilities or interruption in manufacturing, whether due to limitations in manufacturing capacity or arising from factors outside of our control, could result in delays or failure in meeting contractual obligations and could have a materially adverse effect on our relationships with our distributors and customers, and on our financial results.

Problems inherent in the use of OEM suppliers, such as a failure to effectively collaborate or diversify our relationships with various OEMs, could materially adversely affect our competitive position or profitability.

In order to optimize our production capabilities, meet market demands and adjust to changes in market dynamics, during 2021 we accelerated our strategy to acquire certain basic product models from third-party engineered stone and ceramic OEMs, primarily from China, Spain and Italy. We anticipate further increasing this activity during 2022.

The successful expansion of our supplier network through OEM relationships will depend on several factors, including, for example:

•	our ability to manage our relationships with OEMs;

•	the extent to which we experience delays in delivery of products from OEMs or the quality of products produced by these OEMs does not meet our standards;

•	damage or disruption to the ability of our OEMs to develop, manufacture and transport our products as a result of factors within or outside their control;

•	failure by such OEMs to comply with applicable laws and regulations or accepted industry standards; and

•
our ability to agree on the commercial terms with such vendors, or effectively enforce the terms of any verbal or written agreements, which could cause OEMs to cease manufacturing in the amounts required to meet the demand for our products, or at all.

If any of the above factors should materialize, we could experience adverse impacts to our business, financial condition and results of operations. Moreover, our failure to effectively manage our OEM supplier-partnerships could require us to locate alternative manufacturers or produce the products using our facilities, which could cause substantial delays in manufacturing, increase our costs, negatively impact our brand, reputation, and the quality of our products in case we rely on new vendors, and require us to adjust our products and our manufacturing processes. Even if we do effectively manage such relationships, they may not help us to successfully optimize our operations and reduce costs. In addition, cooperation with OEMs may require us to expose certain intellectual property relating to our products and designs, the confidentiality of which we may not be able to further control or enforce. Finally, if we experience demand for our products that exceeds our manufacturing capacity and we fail to acquire slab models from OEMs, we may not have sufficient inventory to meet our customers’ demands, which would negatively impact our revenues, reputation and potentially cause us to lose market share.

A key element of our strategy is to expand our sales in certain markets, such as the United States. Failure to expand such sales would have a materially adverse effect on our future growth and prospects.

A key element of our strategy is to expand sales of our products in certain of our key existing markets, as well as additional new markets that we believe have high growth potential. In line with our growth acceleration plan, we are continuing to make strategic investments to increase our distribution network in the United States, including through the expansion of our brand into the South, Southeast and Ohio Valley markets via the Omicron Acquisition, and most recently, by increasing the headcount of our U.S. sales force in 2021. We estimate we can continue to expand our brand and the sales of our engineered quartz and porcelain products in the United States where, according to Freedonia, engineered quartz surfaces represented 20% of the total countertops by volume installed in 2020.

We face several challenges in generating demand for our products in the United States or other markets, including increasing consumers’ awareness of our brand for their kitchen countertops and other interior settings. If the market for our products in these regions does not develop as we expect, our future growth, business, prospects, financial condition and operating results will be adversely affected. In addition, changes to trade environments, including imposition of import tariffs or withdrawal from or revisions to international trade policies or agreements, may affect our growth potential globally, and further impact other markets in which we operate. See “—Competition from manufacturers of lower priced products may reduce our market share, alter consumer preferences and materially and adversely affect our results of operations and financial condition”.

Even if we are able to increase our brand awareness and the demand for our products in these and other regions we consider to be viable markets, we may face certain challenges in supplying materials to large retailers in these regions. For more information, see “—A sizable proportion of our sales in North America is attributable to a limited number of large retailers; any deterioration of our relationships with such retailers or deterioration in their business performance (in fields relevant to the sale of our products) could adversely impact our results of operations.” Additionally, our reliance on third-party suppliers to provide installation and fabrication services to large retailers could impair our relationship with our customers, which could also materially harm our business and results of operations. Our success will depend, in large part, upon consumer acceptance and adoption of our products and brand in these markets, on the level of our execution, our go-to market strategy and its implementation and the timely availability of our products across regions, and if we do not effectively expand into these markets, there could be an adverse impact on our sales and financial condition.

A sizable proportion of our sales in North America is attributable to a limited number of large retailers; any deterioration of our relationships with such retailers or deterioration in their business performance (in fields relevant to the sale of our products) could adversely impact our results of operations.

We supply our products to retailers in a manner that includes fabrication and installation of countertops, primarily from our quartz surfaces, performed by third party contractors. While we expect that these retailers will continue to purchase our products, there is no assurance that such current agreements will be renewed at all or on similar terms. In case these collaborations are terminated or not renewed, our revenue could significantly decrease.

Our sales to retailers, may be affected, among other things, by their focus, sales and promotional events, the timing, scope and other terms that are determined exclusively by such retailers and can impact our sales volume. Accordingly, these sales have been, and may continue to be, volatile, and we may not be able to maintain or increase such sales or to maintain its current profitability level. In particular, as a result of the COVID-19 pandemic, governmental mandates resulted in the capacity limitations at businesses and the temporary shutdown of non-essential businesses, including for example IKEA. These restrictions, which negatively affected our sales volumes in 2021, could continue to negatively affect our sales volumes in the future and have a material adverse impact on our business depending on the duration of the COVID-19 pandemic and its effects. See also “—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business”.

In addition, we have entered into arrangements with third parties for the supply of fabrication and installation services to and we may enter into such agreements with other third parties. The success of these third-party relationships may impact our supply of countertops, inventory levels, quality and service level standards and ability to manage the installation and fabrication of countertops to meet the end consumers’ demands at reasonable prices. If we are unable to successfully manage the installation and fabrication services performed for us by these third-party fabricators and installers, we may experience relatively high waste of our products used by fabricators for such works, and complaints from end-consumers with respect to supply time, quality and service level of the fabrication and installation, including defects and damages. Such risks could expose us to warranty-related damages, which, if not covered back-to-back by the fabricators engaged by us, could have a materially adverse effect on our financial results, reputation and brand position and lead to the termination of our agreements with retailers.

We rely on select suppliers in specific regions for the raw materials used in the production of our products, and we may encounter significant manufacturing delays if we experience disruptions in these supply arrangements and/or are required to change suppliers.

Our principal raw materials for engineered quartz products are quartz, polyester and pigments. We acquire quartz from quartz manufacturers from Turkey, India, Israel and several European countries. We typically transact business with our quartz suppliers on an annual framework basis, under which we execute purchase orders from time to time. In 2021, approximately 62% of our quartz was imported from several suppliers in Turkey. We acquire polyester from several suppliers, mainly from Europe, on an annual framework basis, or on a purchase order basis based on our projected needs for the subsequent one to three months. We acquire other raw materials used in our engineered quartz products from a limited number of suppliers on a purchase order basis, and our ability to preset prices in advance is limited. Additionally, the principal raw materials used in our porcelain products are clay minerals, natural minerals (such as feldspar) and chemical additives. We typically transact business with our suppliers of these raw materials on an annual framework basis, under which we execute purchase orders from time to time. Because nearly all of our supply arrangements are based on our projected or anticipated needs, we cannot be certain that any of our current suppliers will continue to provide us with the quantities of raw materials that we require or will be able to satisfy our anticipated specifications and quality requirements. We may also experience a shortage of such materials if, for example, demand for our products increases.

In addition, we may lose our supply contracts or arrangements, or the ability to effectively enforce our rights thereunder, if our supplier relationships are disrupted as a result of factors beyond our control, including, for example, political tensions in the regions where our supplies are located. For instance, in recent years, rising tensions between Turkey and the State of Israel have increased the risk that our commercial arrangements with Turkish suppliers for quartz may be adversely and materially impacted. If political tensions between Turkey and Israel worsen, and our Turkish quartz suppliers fail to perform in accordance with our arrangements, we may not be able to successfully enforce them.

If we are unable to agree upon prices with suppliers of our raw materials, our suppliers could cease supplying us with the raw materials required for our products. If our supply of raw materials is adversely impacted to a material extent or if, for any other reason, any of our suppliers do not perform in accordance with our agreements with them or cease supplying us with the relevant material for any reason, we would need to locate alternate suppliers. Securing replacement suppliers could result in substantial delays in manufacturing, increase our costs, negatively impact the quality of our products, or require us to adjust our products and our manufacturing processes. Any such delays in or disruptions to the manufacturing process could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet their order requests.

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

For example, as a result of the Lioli Acquisition, we have commenced manufacturing and sales of porcelain slabs for different applications, including flooring and cladding, and we intend to extend our produced porcelain countertops offering. Lioli may face adverse tariffs for sale into the EEU See also “—Global trade is affected by governmental involvement including through antidumping and countervailing duties and these may cause unforeseeable market changes that could adversely impact our financial results.” In addition, our recently acquired Omicron locations in the U.S. also sell natural stone and ancillary products for kitchen installation and fabrication. Although we believe that the expansion into new products, materials and, in some cases, applications represent an opportunity to leverage our existing business, no guarantee can be given as to customer demand for the new products. Moreover, in the future we may decide to introduce additional new products and enter new markets, whether through cooperation with third-party manufacturers or manufacturing at our own facilities.

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

Our sales are subject to significant geographic concentration, with four largest markets accounting for 85.1% of revenues. In 2021, sales in the United States, Australia (including New Zealand), Canada and Israel accounted for 47.4%, 18.4%, 13.1% and 6.1% of our revenues, respectively. Our results of operations could be materially and adversely impacted by a range of factors, including spending on home renovation and remodeling and new residential construction in the region (as discussed above), local competitive changes, changes in consumers’ quartz surface or countertop preferences and regulatory changes that specifically impact these markets (such as imposition of antidumping and countervailing duties in the United States as discussed above), as well as by our performance in each of these markets. Sales in our main markets could be materially and adversely impacted by other general economic conditions, including in a global or local recession, depression, excessive inflation or other sustained adverse market events and increases in imports of cheaper quartz surfaces from low cost countries manufacturers into such markets, especially the United States, Australia and Canada. Stronger local currencies could make lower-priced imported goods more competitive than our products. Although we face different challenges and risks in each of the markets in which we operate, due to the existence of a high level of geographic concentration, should an adverse event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

In addition, we derived a mid-single digit percentage of our total revenues in 2021 from one customer. Revenues from this significant customer increased during 2021. The loss of or a further decrease in business from such customer could have a material adverse effect on our revenues, results of operations and our financial condition.

Our business is subject to disruptions and quarterly fluctuations in revenues and net income as a result of seasonal factors, weather-related conditions, natural disasters, building construction cycles and actions by third parties over which we have no control, which are hard to predict with certainty.

Our results of operations are impacted by seasonal factors, weather-related conditions, and construction and renovation cycles. The levels of manufacturing, fabrication, distribution, and installation of our products generally follow activity in the construction and renovation industries. Severe weather conditions, such as unusually prolonged cold conditions, hurricanes, severe storms, earthquakes, floods, fires, droughts, other natural disasters or similar events could reduce, delay or halt the construction and renovation industries in the markets in which we operate, and our businesses may be adversely affected. Markets in which we operate that are impacted by winter weather, such as snowstorms and extended periods of rain, may experience a slowdown in construction activity during the beginning and the end of each calendar year, and this winter slowdown contributes to lower sales in our first and fourth quarters. Natural disasters including tornados, hurricanes, floods and earthquakes may damage our facilities, the launch facilities we use or those of our suppliers, which could have a material adverse effect on our business, financial condition and results of operations. Traditionally, the second and third quarters of the year exhibit higher sales volumes than first and fourth quarters, however during 2021 that was not the case as the revenues generated in the fourth quarter of 2021 were similar to the second and third quarter revenues in 2021. For more information, see “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Factors impacting our results of operations” and “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Quarterly results of operations and seasonality.” Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

Furthermore, our ability, and that of our suppliers, OEM suppliers, distributors, customers and other third parties, to develop, manufacture, transport, distribute, sell, install and use our products is critical to our success. Damage or disruption to our or their operations could occur due to various factors, some of which cannot be foreseen, including, among others, telecommunications failures; power, fuel or water shortages; strikes, labor disputes or lack of availability of qualified personnel; or other reasons beyond our control or the control of such third parties. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could continue to result in adverse effects on our business, financial condition or results of operations.

Our distributors’ actions may have a materially adverse effect on our business and results of operations. Our results of operations may be further impacted by the actions of our re-sellers.

Sales to third-party distributors accounted for approximately 10% of our revenues in 2021. In our indirect markets, we depend on the success of the selling and marketing efforts of our third-party distributors, and any disruption in our distribution network could materially impair our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations. As we have limited control over these distributors, their actions could also materially harm our brand and company reputation in the marketplace.

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

In the United States, we supply our products in part to sellers who in turn re-sell them to fabricators, contractors, developers and builders. Certain actions by such third parties may also materially harm our brand and reputation.

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

Legal, Regulatory, Safety and Security Risks

Results of Silicosis and other bodily injury claims may have a material adverse effect on our business, operating results, and financial condition.

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

Since 2008, we have been named, either directly or as a third party defendant, in numerous lawsuits alleging damages caused by exposure to RCS related to our products filed by individuals (including fabricators and their employees, and our former employees), their successors, employers and the State of Israel, and in subrogation claims by the Israeli National Insurance Institute (the “NII”), WorkerCover in several states in Australia, and others. As of December 31, 2021, we were subject to pending lawsuits with respect to 154 injured persons globally (of which 114 were in Israel, 38 in Australia and two in the United States) and had received pre-litigation demand letters with respect to additional 18 persons, in each case relating to silicosis claims. One of the injured persons filed against us a lawsuit in the Central District Court in Israel with a motion for its recognition as a class action; and subsequently we reached a settlement agreement with the lead-plaintiff with respect to this claim, pursuant to which we will make a payment on a one-time basis, without any admission of liability, of an aggregate amount of approximately NIS 9.0 million (approximately $2.9 million) to fund certain safety related expenses at fabrication facilities in Israel, as well as the plaintiff’s compensation and legal expenses. This settlement has been approved by the competent courts in 2021 and the parties are in the process of performing the settlement agreement, a process that will continue throughout 2022. Most of the claims asserted against us do not specify a total amount of damages sought and the plaintiffs’ future damages, if any, is intended to be determined at trial or settlement discussions.

Although we intend to vigorously contest some of the pending claims, we cannot provide any assurance that we will be successful. As of December 31, 2021, we estimated based on the current legal conditions that our total exposure with respect to all then-pending lawsuits in Israel and Australia was approximately $42.9 million (which we made a provision for on our balance sheet), however, the actual outcome of such lawsuits may vary from our estimate. We believe that we have $6.7 million of coverage under our product liability insurance and, accordingly, our net exposure with respect to such pending claims is estimated to be $36.2 million. At this early stage of litigation, we are unable to estimate the probability of the actual exposure in the claims filed against us in the U.S.

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

As of December 31, 2021, 22 of our employees, out of which 11 were employed in our plants in Israel as of such date, were banned by occupational physicians from working in a workplace with dust due to diagnose or suspected diagnose of silicosis or other lung diseases, and any expenses not covered by the National Insurance Institute of Israel which we may incur in this respect are not covered by our employer liability insurance. However, so far, we managed to receive contribution in settlements also from insurers of fabricators, although insurers (such as ours) alleged that there is no insurance coverage for silicosis in employer liability insurance. In addition, as of December 31, 2021 there were two outstanding lawsuits that had been filed against us by former employees.

We currently have limited product liability insurance policies, which apply to us and our subsidiaries and cover claims related to bodily injuries though in most cases these policies exclude damages caused by exposure to hazardous dust. In recent years, we have been able to obtain such insurance only on less favorable terms than previously. If we are unable to renew our product liability insurances at all or in part, if we cannot obtain insurance on as favorable terms as previously, or if our insurance is terminated early, decreased, provides inadequate coverage or if we are subject to silicosis-related claims excluded by our product liability insurance policy or by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance. For example, as of September 2020 our Australian product liability insurance ceased coverage of newly diagnosed silicosis related claims. Such events might have a material adverse effect on our business and results of operations. As of December 31, 2021, our insurance receivables for silicosis-related claims totaled $6.7 million. Although we believe that it is probable that such receivables will be paid to us when such payments are due, if our insurers become insolvent in the future or for other reason do not pay such amounts in full or on a timely basis, such failure could have a material adverse effect on our financial results and cash flow.

In addition, media coverage regarding the hazards associated with exposure to RCS in the engineered quartz surfaces, which intensified significantly primarily in Australia, may adversely affect consumer preferences toward our products, damage our brand and reputation and lead to loss of sales and a material adverse effect to our revenues and financial results. Increased awareness of this issue, and media focus may also trigger greater governmental and regulatory scrutiny and action, which may increase our costs of compliance therewith, lead to greater propensity for litigation against us or ultimately even result in a ban of quartz-based products.

Any of the risks described above relating to claims regarding silicosis and other bodily injury claims may have a material adverse effect on our business, operating results and financial condition. For more information, see “ITEM 8.A: Financial Information—Legal Proceedings—Claims related to alleged silicosis and other injuries.” See also Note 11 to the financial statements included elsewhere in this report.

Regulatory requirements and any changes thereto relating to hazards associated with exposure to RCS in stone and engineered quartz surfaces may adversely and materially affect our business.

During recent years, after identifying exposure to silica in the engineered quartz and stone countertop industry as a health hazard to workers involved in manufacturing, cutting, fabricating, finishing and installing quartz and stone countertops, several local regulatory bodies have issued safety alerts and promoted new regulations. For example, in 2015, the Israeli Ministry of Economy and Industry (“IMEI”) proposed a new law aimed at improving the health, protection and safety of persons engaged in fabrication of engineered quartz surfaces by imposing, among other things, obligations to obtain permits for operating a fabrication business. While, that law did not pass, there is still a possibility of regulatory involvement or renewed attempts for legislation that could adversely affect our market and so results of our operations. In July 2019, the Australian federal government established a national dust disease taskforce in light of the re-emergence of silicosis. In October 2019, Queensland State in Australia approved a new code of practice on managing RCS exposure in the stone benchtop industry, that included, among others, prohibiting uncontrolled dry cutting and periodic air monitoring requirements. In early 2020, Victoria State in Australia announced its intention to execute a licensing initiative in its territory, after prohibiting uncontrolled dry cutting of engineered stone, and such licensing scheme is to enter into effect by the end of 2022. Western Australia State recently changed its exposure standard for RCS, in addition to launching a new health surveillance requirement for silica, according to which employers will be required to provide a low-dose high-resolution CT scan instead of the previously required chest X-ray. In February 2020, the U.S. Occupational Safety and Health Administration published a National Emphasis Program addressing the hazards of silica in various industries. Contemplated and current regulatory initiatives in the U.S., Australia and Israel are necessary to improve health and safety, however, these changes may also disrupt the market or impose burdens on fabricators and distributors potentially causing them to shift towards using other materials, which could materially and adversely impact our business. Further regulatory changes regarding the ability to use, process or sell stone countertops, particularly engineered quartz, and the safety measures required in such activities may materially adversely affect our business.

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

Our manufacturing facilities are subject to numerous Israeli, U.S. federal and state (Georgia) and Indian federal and Gujarati laws and regulations which may cause us to incur significant costs and liabilities. We are also subject to industry standards and policies imposed by our customers (such as large retailers), relating to environmental, health and safety, use of our products and other matters such as dust, acetone and styrene control, as detailed in “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters.” Other aspects of our activities are subject to local laws wherever we operate, including Canada, Australia, Singapore and the United Kingdom. These laws, ordinances and regulations can be subject to change and such change could result in increased compliance costs, the need for additional capital expenditures, or otherwise adversely affect us. In February 2022, Israel adopted a long term goal for the reduction of environmental styrene emissions. Although such goal is not expected to impact our current operations, the adoption of new regulations could create an additional burden for any future investment in our Israeli facilities.  Our recently purchased plant in India is relatively new, thus is still in the stages of adjustments to comply with local regulations and permits, including issues of groundwater abstraction and water consumption, gas use, diesel generator capacity use and emission standards. Violations of environmental, health and safety laws and regulations may lead to civil and criminal sanctions against us, our directors, officers or employees. Liability under these laws and regulations and compliance with various industry standards and policies involves inherent uncertainties and in some cases may compel the installation of additional equipment and subject us to substantial penalties, injunctive orders and facility shutdowns, as well as damages to our reputation and brand and may therefore lead to loss in revenue. If our operations are enjoined because of failure to comply with such regulations, or if we are required to install expensive equipment in order to meet regulatory requirements, it could materially adversely affect our results of operations. Any contemplated expansion of our facilities will also need to meet standards imposed by laws, regulations and other industry standards. Violations of environmental laws could also result in obligations to investigate or remediate potential contamination, third-party property damage or personal injury claims resulting from potential migration of contaminants off-site. Violations of such laws and regulations may also constitute a breach of current or future commercial contracts we have with third parties and impact our cooperation with customers and suppliers. We have identified in the past and may identify in the future compliance risks related to environmental and health and safety regulation standards. Preparation and implementation of mitigation plans for such risks may take time during which we may not be in full compliance with applicable laws and standards.

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

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Although we take steps designed to secure our IT infrastructure and sensitive data and enhance our business continuity and disaster recovery capabilities, we can provide no assurance that our current IT system or any updates or upgrades thereto, the current or future IT systems of our distributors or re-sellers or the IT systems of online paying agents that we use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar risks. We carry data protection liability insurance against cyber-attacks, however the potential magnitude of cyber events and the exceptions to these policies means that we may not be able to recover our damages from such an event.

We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future. Furthermore, a cyber-attack that bypasses our IT security systems or those of our distributors, re-sellers, online paying agents or other third party contractors, causing an IT security breach, could lead to a material disruption of our information systems, the loss of business information and loss of service to our customers, which could, among other things, disrupt our business, force us to incur costs or cause reputational damage. There is no assurance that we will be insulated from claims relating to cyber-attacks or withstand legal challenges in relation to our agreements with third parties. Additionally, we have access to sensitive information relating to our employees as well as business partners and customers in the ordinary course of business. Any failure or perceived failure by us, or our third-party contractors on our behalf, to comply with local and foreign laws regarding privacy and data security, as well as contractual commitments in this respect, may result in governmental enforcement actions, fines, or litigation, which could have an adverse effect on our reputation and business. If a significant data breach occurred, our reputation could be materially and adversely affected, confidence among our customers may be diminished, or we may be subject to legal claims, any of which may contribute to the loss of customers and have a material adverse effect on us. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

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

Cybersecurity and complying with personal data rights pose economic, operational and reputational risks. If we are unable to implement the technological and digital projects required to support our future growth and profitability in compliance with applicable rules and regulations, our business and results of operations will be materially adversely affected.  In addition, the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business or otherwise adversely impact our financial results.

As a result of the COVID-19 pandemic, a greater number of our employees are working remotely and accessing our IT systems and networks remotely, which may further increase our vulnerability to cybercrimes and cyberattacks and increase the stress on our technology infrastructure and systems. Although we maintain data protection liability insurance, exclusions from coverage are added into these policies and coverage may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

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

The outcome of litigation and other legal matters is always uncertain, and the actual outcome of any such proceedings may materially differ from estimates. An adverse ruling in these proceedings could have a materially adverse effect on us. If we are unsuccessful in defending such claims or elect to settle any of these claims, we could incur material costs and could be required to pay varying amounts of monetary damages, some of which may be significant, and/or incur other penalties or sanctions, some or all of which may not be covered by insurance. For example, our ongoing dispute with our former South African distributer is still unresolved (see “—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Claim by former South African distributor”), during 2020 we settled a product liability lawsuit that was filed against and have paid approximately $0.5 million. Although we maintain product liability insurance, we cannot be certain that our coverage, if applicable, will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. These material costs could have a materially adverse effect on our business, results of operations and financial condition.

Our operating results may suffer due to our failure to manage our international operations effectively or due to regulatory changes in foreign jurisdictions where we operate.

Our products are sold in over 50 countries throughout the world, our raw materials, equipment and machinery are acquired in different countries, our products are manufactured in Israel, the United States and India, and our global management operates from Israel. We are therefore subject to risks associated with having international operations and expanding globally, including risks related to complying with the law and regulations of various foreign governments and regulatory authorities. These laws and regulations may apply to us, our subsidiaries, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment or acquisition decisions or partnership opportunities. Accordingly, our sales, purchases and operations are subject to risks and uncertainties, including, but not limited to:

•	fluctuations in exchange rates;

•	fluctuations in land and sea transportation costs, as well as delays or other changes in transportation and other time-to-market delays, including as a result of strikes;

•	unpredictability of foreign currency exchange controls;

•	compliance with unexpected changes in regulatory requirements;

•	compliance with a variety of regulations and laws in each relevant jurisdiction;

•	difficulties in collecting accounts receivable and longer collection periods;

•	changes in tax laws and interpretation of those laws;

•	taxes, tariffs, quotas, custom duties, trade barriers and other similar restrictions on our sales, purchases and exports which could be imposed by certain jurisdictions;

•
negative or unforeseen consequences resulting from the introduction, termination, modification, or renegotiation of international trade agreements or treaties or the imposition of countervailing measures or antidumping duties or similar tariffs;

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions; and

•
economic changes, geopolitical regional conflicts, such as the invasion of Ukraine by Russia, terrorist activity, political unrest, civil strife, acts of war, strikes and other economic or political uncertainties.

Significant political developments could also have a materially adverse effect on us.

In the United States, due to our substantial sales, distribution, import and manufacturing operations, potential or actual changes in fiscal, tax and labor policies could have uncertain and unexpected consequences that materially impact our business, results of operations and financial condition.

Tariffs, taxes or other trade barriers could require us to change manufacturing sources, reduce prices, increase spending on marketing or product development, withdraw from or not enter certain markets or otherwise take actions that could be adverse to us. The U.S. federal government may propose additional changes to international trade agreements, tariffs, taxes, and other government rules and regulations. These regulatory changes could significantly impact our business and financial performance. For example, the expansive sanctions being imposed by the U.S., EU and other countries against Russia, and any proposed changes to the prior imposition of tariffs on imports from China, Mexico and Canada. In particular, given the unpredictable nature of the U.S.-China relationship and its sizable impact on global economic stability, our business and operating success may be materially adversely affected if recent normalization attempts by these two countries do not endure and additional tariffs or other restrictions on free trade are imposed by either country. Any such changes may impact the level of free trade or tariff prices on goods imported into the United States. Moreover, changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our sales in the U.S. In Europe, the U.K. formally exited the European Union (“E.U.”) on January 31, 2020 (“Brexit”). Following a transition period during which existing trade rules continued to apply through December 31, 2020, the U.K. and the E.U. entered into an EU-UK trade and cooperation agreement that details the future economic relationship between the U.K. and the E.U. The EU-UK trade and cooperation agreement went into effect on January 1, 2021, however, there is still uncertainty on the application and interpretation of many of the provisions, including with respect to the relationship between the Republic of Ireland. Although the E.U. is not a key market of ours, Brexit has and for the foreseeable future will continue to adversely affect economic and market conditions in the U.K., the E.U. and its member states and elsewhere, and contribute to uncertainty and instability in global financial markets, which may adversely affect our business and financial condition to the extent the global economy or home renovation, remodeling and construction sectors are negatively impacted or harm our ability to further expand into the European and U.K. markets.

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

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” in determining our accrued liability for unrecognized tax benefits, which totaled approximately $3.8 million as of December 31, 2021. See also note 12 to our financial statements included elsewhere in this report. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

Risks Related to our Relationship with Kibbutz Sdot-Yam

Our directors and employees who are members of Kibbutz Sdot-Yam and Tene may have conflicts of interest with respect to matters involving the Company.

As of March 11, 2022, the Kibbutz, together Tene, being parties to a voting agreement, beneficially owned 14,029,494 constituting approximately 40.7% of our shares. Both the Kibbutz and Tene are deemed our controlling shareholders under the Israeli Companies Law. The Kibbutz and Tene also agreed to use their best efforts to prevent any dilutive transactions that would reduce the Kibbutz’s holdings in us below 26% on a fully diluted basis and to cause that at least four directors on behalf of the parties are elected to our board of directors. For more information, see “ITEM 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” Two members of our board of directors and a number of our key employees are members of the Kibbutz. Certain of these individuals also serve in different positions in the Kibbutz, including business manager of the Kibbutz. Such individuals have fiduciary duties to both us and Kibbutz Sdot-Yam. As a result, our directors and executive officers who are members of the Kibbutz may have real or apparent conflicts of interest on matters affecting both us and the Kibbutz and, in some circumstances, such individuals may have interests adverse to us. For example, in the annual general meeting of our shareholders held in December 2015, the Kibbutz opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees identified by the Kibbutz as independent. In addition, two members of our board of directors, including the chairman of the board of directors, also serve as partners in Tene. Since these individuals have fiduciary duties to both us and Tene, there may be real or apparent conflicts of interest in this respect as well. See “ITEM 6.A: Directors, Senior Management and Employees—Directors and Senior Management.”

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

Our Bar-Lev facility is leased from the Kibbutz pursuant to a land purchase and leaseback agreement effective as of September 1, 2012. The land purchase and leaseback agreement was simultaneously executed with a land use agreement pursuant to which the Kibbutz permits us to use the site for a period of ten years with an automatic renewal for an additional ten years unless we provide the Kibbutz two years’ advance notice that we do not wish to renew the lease. In 2021, the agreement was automatically extended for an additional ten year period.

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

In addition, pursuant to the agreements we entered into with the Kibbutz with respect to our Bar-Lev and Sdot-Yam facilities, in the event of a material change in the payments made by the Kibbutz to the ILA or the Caesarea Development Corporation or changes in the market conditions, every three years the Kibbutz may appoint an independent appraiser to reassess the fees we agreed to pay to the Kibbutz in light of such changes. If an independent appraiser concludes that the fees payable by us to the Kibbutz for the Bar-Lev and Sdot-Yam facilities are below market, the Kibbutz can, in its sole discretion, adjust such fees to the market value with a binding effect on us. Such appraisal took place during 2021, and resulted in an increase of the lease fees. See “—Other factors impacting our results of operations— Agreements with Kibbutz Sdot-Yam ..”

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

If we are unable to renew our existing lease agreements with the Kibbutz in the future, we may be required to move our Israeli facilities and headquarters to an alternate location. In addition, the Kibbutz may not be able, in a timely manner, to purchase additional land or build additional facilities that we may require due to increased demand for our products or obtain the necessary licenses or permits for existing or current property. This could result in increased costs, substantial delays and disruptions to the manufacturing process, which could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet the existing or increased demand for our products. We may also suffer losses to the extent we have waived monetary recourse against the Kibbutz for failure to obtain licenses and permits for some of our currently leased property. For more information with respect to our agreements with the Kibbutz, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Our audit committee has determined that the terms of all the agreements entered into between us and the Kibbutz are reasonable under the relevant circumstances, except for the services agreement entered into between the Kibbutz and us on July 20, 2011 (as amended). See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.” The extension of our services agreement with the Kibbutz have been approved in 2021 under the Companies Law requirements and is subject to re-approval in 2024.

If the relevant corporate organs do not re-approve the services agreement in accordance with the Companies Law, or if it is determined that re-approval of our other agreements with the Kibbutz is required every three years and the re-approval is not obtained, we will be required to terminate such agreements, which may be considered a breach under the terms of such agreements, and could expose us to damage claims and legal fees, and cause significant disruption to our business. In addition, we would be required to find suitable replacements for the services provided to us by the Kibbutz under the services agreement, which may take time, and we can provide no assurance that we can obtain the same or better terms with a third party than those we have agreed to with the Kibbutz.

Risks Related to our Ordinary Shares

We cannot provide any assurance regarding the amount or timing of dividend payments.

In February 2020, we revised our dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (the “Calculated Dividend”), subject in each case to approval by the Company’s board of directors. If the Calculated Dividend is less than $0.10 per share, no dividend shall be paid. In the fourth quarter of 2019, we distributed a cash dividend in the amount of $0.15 per share, in the fourth quarter of 2020, we distributed a cash dividend in the amount of $0.14 per share, in the second quarter of 2021, we distributed a cash dividend in the amount of $0.21 per share and in the fourth quarter of 2021, we distributed a cash dividend in the amount of $0.10 per share, in each case subject to withholding tax of 20%. We cannot provide assurances regarding the amount or timing of any dividend payments and may decide not to pay dividends in the future.

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

The price of our ordinary shares could also decline if one or more securities analysts downgrade our ordinary shares or if one or more of those analysts issue other unfavorable commentary. The market price for our ordinary shares has been in the past, and may be in the future, materially and adversely affected by statements made in reports issued by short sellers regarding our business model, our management and our financial accounting. In the past, we have also faced difficulty accurately projecting our earnings and have missed certain of our publicly announced guidance. If our financial results for a period do not meet our guidance or if we reduce our guidance for future periods, the market price of our ordinary shares may decline. We have experienced in the past, and may experience in the future, a decline in the value of our shares as a result of the foregoing factors.

Environmental, social and governance (“ESG”) and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. We may face reputational damage in the event our corporate responsibility initiatives or objectives do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our ordinary shares from consideration by certain investors. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks.

The substantial share ownership position of Kibbutz Sdot-Yam and Tene will limit your ability to influence corporate matters.

As of March 11, 2022, the Kibbutz and Tene beneficially owned 14,029,494 ordinary shares constituting 40.7% of our outstanding ordinary shares. As a result of this concentration of share ownership and their voting agreement described above, the Kibbutz and Tene are considered controlling shareholders under the Israeli Companies Law, and, acting on their own or together, will continue to have significant voting power on all matters submitted to our shareholders for approval. These matters include:

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

As of March 11, 2022, we had  34,475,995 shares outstanding. This included approximately 14,029,494  ordinary shares, or 40.7% of our outstanding ordinary shares, beneficially owned by the Kibbutz and Tene, which can be resold into the public markets in accordance with the restrictions of Rule 144, including volume limitations, applicable to resales by affiliates or holders of restricted securities.

Sales by us or by the Kibbutz, Tene or other large shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could materially impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

As of March 11, 2022, 2,216,720 ordinary shares were reserved for issuance under our 2011 option plan and our 2020 Share Incentive Plan of which options to purchase 1,649,575 ordinary shares were outstanding, with a weighted average exercise price of $16.7 per share, and 90,578 restricted stock units (“RSUs”) were outstanding. To the extent they are covered by our registration statements on Form S-8, these shares may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

General strikes or work stoppages, including at Israeli seaports, have occurred periodically or have been threatened in the past by Israeli trade unions due to labor disputes. These general strikes or work stoppages may have a materially adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner. These general strikes or work stoppages, in Israel or in other countries where we, our subsidiaries, suppliers and distributors operate, may prevent us from shipping raw materials and equipment required for our production and shipping our products by sea or otherwise to our customers, which could have a materially adverse effect on our results of operations. Specifically, our Israeli operations are highly dependent on the free exchanges of goods (whether raw material into Israel or finished product export), a trade that is made possible through a limited number of seaports in Israel. Current pressures experienced by Israeli ports, planned governmental reforms and dock workers unions responses could lead to strikes or other disruptions in the ports operations could affect our ability to operate out Israeli facilities or our export our product, which could have a materially adverse effect on our results of operations.

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

Our Israeli facilities have been granted “Preferred Enterprise” status by the Israeli Authority for Investment and Development of the Industry and Economy (“Investment Center”), which provides us with investment grants (in respect of certain Approved Enterprise programs) and makes us eligible for tax benefits under the Investment Law.

In order to remain eligible for the tax benefits of a “Preferred Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in certificates of approval issued by the Investment Center (in respect of Approved Enterprise programs), which may include, among other things, selling more than 25% of our products to markets of over 14 million residents in 2012 (such export criteria will further be increased in the future by 1.4% per annum) in a specific tax year, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, filing certain reports with the Investment Center, complying with provisions regarding intellectual property and the criteria set forth in the specific certificate of approval issued by the Investment Center or the ITA. If we do not meet these requirements, the tax benefits could be canceled and we could be required to refund any tax benefits and investment grants that we received in the past adjusted to the Israeli consumer price index and interest, or other monetary penalties. Further, in the future, these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies has been 23% since 2018.

Effective as of January 1, 2011, the Investment Law was amended (“Amendment No. 68” or the “2011 Amendment”). Under Amendment No. 68, the criteria for receiving tax benefits were revised. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible to be included in future Israeli tax benefit programs. We may lose all our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA). We do not foresee such circumstances as probable in the coming years. From 2017 onward, our current Preferred, the tax rate for the portion of our income related to the Bar-Lev manufacturing facility was reduced to 7.5% and Sdot-Yam tax rate 16%..

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Board Practices—Fiduciary duties and approval of specified related party transactions under Israeli law—Duties of shareholders.” Additionally, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined by the Israeli courts. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

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

Sales in Israel accounted for approximately 6.1% of our revenues in 2021. We have a significant market position in certain jurisdictions outside of Israel and cannot assure you that we are not, or will not become, subject to the laws relating to the use of dominant product positions in particular countries, which laws could limit our business practices and our ability to consummate acquisitions.

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

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess strategic, managerial, sales, marketing, operational, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. During 2021 we have experienced a significant increase in turnover across our operations and challenges in recruiting and retaining employees as labor markets change around the world post-COVID-19.

Retention of institutional knowledge and the ability to attract, motivate and retain personnel, as well as the ability to successfully onboard our senior management as a team comprised of several new members, are crucial for implementing our business strategy, without which our business and our future financial condition or results of operations could suffer materially and adversely. We do not carry key man insurance with respect to any of our executive officers or other employees. We cannot assure you that we will be able to retain all our existing senior management personnel and key personnel or to attract additional qualified personnel when needed.

The market for qualified personnel is competitive in the geographies in which we operate. Moreover, the COVID-19 pandemic has also caused a shift to virtual or hybrid recruiting and employment, which has increased the difficulty in timely attracting new employees, integrating and introducing them into our corporate culture and retaining them for the longer term. Companies with whom we compete have expended and will likely continue to expend more resources than we do on employee recruitment and are often better able to offer more favorable compensation and incentive packages than we can. We seek to retain and motivate existing personnel through our compensation practices, company culture, and career development opportunities.  If we are unable to attract and retain qualified personnel when and where they are needed, our ability to operate and grow our business could be impaired. Moreover, if we are not able to properly balance investment in personnel with sales, our profitability may be adversely affected.

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

Labor shortages and increased turnover or increases in employee and employee-related costs could have adverse effects on our profitability.

We have recently experienced increased difficulties in recruitment at some of our production facilities and other locations. While we have historically experienced some level of ordinary course turnover of employees, the COVID-19 pandemic and resulting actions and impacts have exacerbated labor shortages and increased turnover. A number of factors have had and may continue to have adverse effects on the labor force available to us, including reduced employment pools, unemployment subsidies, including unemployment benefits offered in response to the COVID-19 pandemic, and other government regulations, which include laws and regulations related to workers’ health and safety, and wage and hour practices. Labor shortages and increased turnover rates within our team members have led to and could in the future lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees and could negatively affect our ability to efficiently operate our production facilities or otherwise operate at full capacity. An overall or prolonged labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse impact on our operations, results of operations, liquidity or cash flows.

ITEM 4: Information on the Company

A.	History and Development of the Company

Our History

Caesarstone Ltd. was founded in 1987 and incorporated in 1989 in the State of Israel. We began as a leading manufacturer of high-end engineered surfaces used primarily as countertops in residential and commercial buildings, and are now a multi material designer, producer and reseller of countertops. We design, develop produce and source engineered quartz, natural stone and porcelain products that offer aesthetic appeal and functionality through a distinct variety of colors, styles, textures, and finishes used primarily as countertops, vanities, and other interior and exterior spaces.

Our products are currently sold in over 50 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. We acquired the businesses of our former Australian, Canadian, U.S. and Singaporean distributors, and established such businesses within our own subsidiaries in such countries. In March 2012, we listed our shares on the Nasdaq Global Select Market. In 2017, we started selling our products in the U.K. directly through our U.K. subsidiary, Caesarstone (UK) Ltd. In December 2020, we acquired Omicron, a premier stone supplier which operated several locations across Florida, Ohio, Michigan and Louisiana. We now generate a substantial portion of our revenues in the United States, Australia and Canada from direct distribution of our products. In addition, in October 2020, we acquired a majority stake in Lioli, an India-based producer of porcelain slabs, which also sells its porcelain products in India and other markets.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2021, 2020 and 2019 amounted to $31.5 million, $19.8 million and $23.6 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines. For additional information on our capital expenditures, see “ITEM 5.B: Liquidity and Capital Resources–Capital expenditures.”

B.	Business Overview

We are a multi material designer, producer and reseller of countertops used in residential and commercial buildings globally. The global countertop industry generated approximately $117 billion in sales to end consumers in 2020 based on average installed price, which includes fabrication, installation and other service related costs, as per the following charts:

The majority of our sales are at the wholesale level to fabricators and distributors and exclude fabrication, installation and other service related costs.

The engineered quartz countertop is a growing category in the countertop market and continues to take market share from other materials, such as granite, manufactured solid surfaces and laminate. Between 1999 and 2020, global engineered quartz sales to end-consumers grew at a compound annual growth rate of 16.6% compared to a 5.0% compound annual growth rate in total global countertop sales to end-consumers during the same period. Following the Lioli Acquisition, we intend to commence marketing and sales of porcelain countertops under our Caesarstone brand. Porcelain represents one of the fastest growing categories in the global countertop market. and between 2014 and 2020, the porcelain sales to end-consumers grew at a compound annual growth rate of 14.9%.

In recent years, quartz penetration rate, by volume, other than in Israel, increased in our key markets, as detailed in the following chart:

Quartz penetration in our key markets

	For the year ended December 31,
	2020	2016	2014	2012	2010
Region
United States	20%	14%	8%	6%	5%
Australia (not including New Zealand)	47%	45%	39%	35%	32%
Canada	28%	24%	18%	12%	9%
Israel (*)	67%	87%	86%	85%	82%

(*) In Israel, quartz lost market share mainly to porcelain, which increased its market share from a de-minimis rate in 2016 to over 20% in 2020, a trend we estimate continued thorugh 2022.

Our products consist primarily of engineered quartz, natural stone and porcelain slabs that are currently sold in over 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. Our products are primarily used as indoor & outdoor kitchen countertops in the renovation and remodeling and residential construction end markets. Other applications for our products include vanity tops, back splashes, furniture, and other interior and exterior surfaces that are used in a variety of residential and non-residential applications. High quality engineered quartz offers durability, non-porous characteristics, superior scratch, stains and heat resistance levels, making it durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Porcelain is characterized by its hardness and its stain resistance, as well as extreme heat and UV resistance. Through our design and manufacturing processes we can offer a wide variety of colors, styles, designs and textures.

From 2010 to 2021, our revenue grew at a compound annual growth rate of 11.3%. From 2020 to 2021, our revenue increased at an annual rate of 32.4%. In 2021, we generated revenue of $643.9 million, net income attributable to controlling interest of $19.0 million, adjusted EBITDA of $68.2 million and adjusted net income attributable to controlling interest of $28.6 million. Adjusted EBITDA and adjusted net income attributable to controlling interest are non-GAAP financial measures. See “ITEM 8.B: Business Overview—Non-GAAP Financial Measures” below for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

Our Products

Our products are generally marketed under the Caesarstone brand. Currently, our porcelain products manufactured in India are marketed either under the Caesarstone brand, mainly for counter-top applications in selected markets, and under the existing Lioli brand mainly for flooring and cladding applications. Most of our stone and ceramic products are installed as countertops in residential kitchens. Other applications of our products include vanity tops, back splashes, and exterior surfaces. In addition, we sell natural stone, sinks and various ancillary fabrication tools and materials. Our standard size engineered quartz slabs, constituting the majority of our products measure 120 inches long by 56 1/2 inches wide, and 131 1/2 inches long by 64 1/2 inches wide for the jumbo slabs, with a thickness of 1/2 of an inch, 3/4 of an inch or 1 1/4 inches, and 3/4 of an inch or 1 1/4 inches for the jumbo slabs. On average engineered quartz surfaces are comprised on average of 85% quartz blended with polyester, and pigments. Our engineered quartz products’ composition gives them superior strength and resistance levels to heat impact, scratches, cracks, and chips. Polyester, which acts as a binding agent in our engineered quartz products, make such products non-porous and highly resistant to stains. Pigments act as a dyeing agent to vary our products’ colors and patterns. Our standard size porcelain countertop slabs measure 126 inches long by 63 inches wide, 94 inches long by 47 inches wide and 47 inches by 47 inches mm, with a thickness of 1/2 inches, 1/3 inches and 1/4 inches, in matt and polished finishes. Porcelain surfaces are typically comprised of clay minerals, natural minerals, and chemical additives, and offer non-porous characteristics as well as scratch and heat resistance.

We design our products with a wide range of colors, finishes, textures, thicknesses, and physical properties, which help us meet the different functional and aesthetic demands of end-consumers. Our designs range from fine-grained patterns to coarse-grained color blends with a variegated visual texture. Through offering new designs, we capitalize on Caesarstone’s brand name and foster our position as a leading innovator in the counter-top space.

Our product offerings consist of four collections, each of which is designed to have a distinct aesthetic appeal. We use a multi-tiered pricing model across our products and within each product collection ranging from lower price points to higher price points. Each product collection is designed, branded, and marketed with the goal of reinforcing our products’ premium quality.

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

We regularly introduce new colors and designs to our product collections based on consumer trends. We offer over 70 different colors of quartz products, with five textures and three thicknesses generally available for each collection. Each year we typically introduce between four to eight new colors and models.

In 2018, we began to offer porcelain slabs sourced through OEMs and following the Lioli Acquisition, from Lioli as well.

In addition, following the Omicron Acquisition, we now offer to our customers in the United States resale of natural stone, as well as various ancillaries and fabrication and installation accessories.

A key focus of our product development is a commitment to substantiating our claim of our products’ superior quality, strength, and durability. Our products undergo regular tests for durability and strength internally by our laboratory operations group and by external accreditation organizations. Products in our portfolio are accredited by organizations overseeing safety and environment performance, such as the NSF International and GREENGUARD Indoor Air Quality. Generally, our products support green building projects and allow contractors to receive Leadership in Energy and Design (“LEED”) points for projects incorporating our products.

Distribution

Our four largest markets based on sales are currently the United States, Australia (including New Zealand), Canada and Israel. In 2021, sales of our products in these markets accounted for 47.4%, 18.4%, 13.1% and 6.1% of our revenues, respectively. Total sales in these markets accounted for 85.1% of our revenues in 2021. For a breakdown of revenues by geographic market for the last three fiscal years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results.”

Direct Markets

We currently have direct sales channels in the United States, Australia, Canada, Israel, the United Kingdom (“U.K.”) and Singapore. Our direct sales channels allow us to maintain greater control over the entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers, fabricators, architects and designers regarding new developments in tastes and preferences, and have greater control over inventory management. Our subsidiaries’ warehouses in each of these countries maintain inventories of our products and are connected to each subsidiary’s sales department. We supply our products primarily to fabricators, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers. In certain market channels in the U.S., Canada and Australis, we also provide, together with our products, fabrication and installation services, which we source from third party fabricators. We believe that our supply of a fabricated and installed Caesarstone countertop is a competitive advantage in such channels, which enables us to better control our products’ prices as well as to promote a full solution to our customers, while in some of these cases our products are sold under different brands.

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

In most cases, we engage one or more distributors to serve a country or territory. Today, we sell our products in over 45 countries through third-party distributors, and over 50 countries in total. Sales to third-party distributors accounted for approximately 10% of our revenues in 2021. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, builders and contractors within their respective territory.

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

We implement a multi-channel marketing strategy in each of our territories and market not only to our direct customers, but to the entire product supply chain, including fabricators, developers, contractors, kitchen retailers, builders, architects and designers. We use multiple marketing channels, including advertisements in home interior magazines and websites, the placement of our display stands and sample books in kitchen retails stores and our company’s website and social media presence. We share knowledge with fabricators about our products and their capabilities, installation methods and safety requirements through manuals, seminars and webinars. In addition, our “Master of Stone” program operates as an online training platform, with content aimed at educating fabricators on the topics of Health & Safety, professional know-how and added value content for fabrication plant managers and making safety and professional working guidelines accessible to our fabricators worldwide.

Our marketing materials are developed by our global marketing department in Israel and are used globally. In 2021, we spent $15.3 million on direct advertising and promotional activities.

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

We also seek to increase awareness of our brand and products through a range of other methods, such as trade shows, home design shows, design competitions, media campaigns and through our products’ use in high profile projects and iconic buildings. In recent years, we have collaborated with renowned designers, who created exhibitions and particles from our products. Our design initiatives attracted press coverage around the world.

Research and Development

Our research and development (“R&D”) department is primarily located in Israel. As of December 31, 2021, our corporate R&D department was comprised of 16 employees, all of whom have extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In addition, our R&D for porcelain manufacturing is conducted by eight dedicated employee located in India. In 2021, R&D costs accounted for approximately 0.7% of our revenues.

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

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our direct markets, the warranty period varies. We provide end-consumers with various warranties depending on the relevant markets ranging from a ten-year limited warranty to limited lifetime warranties in selected markets such as the United States, Canada and Israel. In our indirect markets, end-consumers, warranty issues on our products are addressed by our local distributor. We provide all our distributors a limited direct manufacturing defect warranty and our distributors are responsible for providing warranty coverage to end-customers. The warranties provided by our distributors vary in term. In our direct markets, following an end-consumer call, our technicians are sent to the product site within a short time. We provide readily accessible resources and tools regarding the fabrication, installation, care and maintenance of our products. We believe our comprehensive global customer service capabilities and the sharing of our service-related know-how differentiate our company from our competitors.

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

Quartz is the main raw material component used in our engineered quartz products. Raw quartz must be processed into finer grades of sand and powder before we use it in our manufacturing process. We purchase quartz from our quartz suppliers after it was already processed by them. We acquire quartz from suppliers primarily in Turkey, Belgium, India, Portugal, the U.S. and Israel. In 2021, approximately 62% of our quartz, including mainly quartzite, which is used across all of our engineered quartz products, was imported from several suppliers in Turkey. Approximately 40% of the imported quartz from Turkey (or 25% of our total quartz) was acquired from Mikroman Madencilik San ve TIC.LTD.STI (“Mikroman”) and approximately 33% of the imported quartz from Turkey (or 20% of our total quartz) was acquired from Polat Maden Sanayi ve Ticaret A.S (“Polat”). Our current supply arrangements with Polat and Mikroman are set forth in letter agreements.

Similar to our arrangements with Mikroman and Polat described above, we typically transact business with our quartz suppliers on an annual framework basis, under which we execute purchase orders from time to time. Quartz imported from Turkey, Europe and Israel for our U.S. manufacturing facility entails higher transportation costs.

In most cases, we acquire polyester from several suppliers, on an annual framework basis or purchase order basis based on our projected needs for the subsequent one to three months. Typically, suppliers are unwilling to agree to preset prices for periods longer than a quarter and suppliers’ prices may vary during a quarter as well.

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

See “ITEM 3.D. Key Information—Risk Factors—We may encounter significant delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products.” For our cost of raw materials in 2021 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

Manufacturing and Facilities

Our products are manufactured at our four manufacturing facilities located in Kibbutz Sdot-Yam in central Israel, Bar-Lev Industrial Park in northern Israel, Richmond Hill, Georgia in the U.S. and, following the Lioli Acquisition, in Morbi, Gujarat in India. Our Sdot-Yam facility includes our first two production lines. We completed our Bar-Lev manufacturing facility in 2005, which included our third production line, and we established our fourth production line at this facility in 2007 and our fifth production line at this facility in 2013. We completed our U.S. manufacturing facility in 2015, where we began to operate our sixth production line in the second quarter of 2015 and our seventh line in the fourth quarter of 2015. In addition to a $135 million as an initial investment, we have the option to further invest and expand in Richmond Hill to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand. During 2020, in response to the pandemic impact on our business we reduced the utilization of our production facilities in Israel and the U.S and currently we are still only partially utilizing our U.S. production facility. As part of the Lioli Acquisition, in 2020 we acquired a porcelain slab manufacturing facility, which is comprised of one production line currently in operation.

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

The manufacturing process for our engineered quartz products typically involves the blending of quartz (85% on average) with polyester and pigments. Using machinery acquired primarily from Breton, the leading supplier of engineered stone manufacturing equipment, together with our proprietary manufacturing enhancements, this mixture is compacted into slabs by a vacuum and vibration process. The slabs are then moved to a curing kiln where the cross-linking of the polyester is completed. Lastly, the slabs are gauged, calibrated and polished to enhance shine.

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

In addition, since 2018 we have increased our outsourcing capabilities and currently purchase a certain portion of our engineered quartz slabs from third-party quartz manufacturers that meet our specifications. We conduct quality control and quality assurance processes with respect to such outsourcing of our products. In 2021, OEMs products accounted for less than 10% of revenues, and we are aiming to increase purchases from OEMs in 2022. For more information, see ITEM 3.D: Key Information - Operational Risks.

Seasonality

For a discussion of seasonality, please refer to “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Factors impacting our results of operations” and “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Quarterly results of operations and seasonality.”

Competition

We believe that we compete principally based upon product quality, breadth of colors and designs offering and innovation, brand awareness and position, pricing and customer service. We believe that we differentiate ourselves from competitors on the basis of our premium brand, our signature product designs, our products and designs innovation, our ability to directly offer our products in major markets globally, our focus on the quality of our product offerings, our customer service-oriented culture, our high involvement in the product supply chain and our leading distribution partners.

The dominant surface materials used by end-consumers in each market vary. Our products compete with a number of other surface materials as well as similar materials offered by other producers and re-sellers. The manufacturers of these products consist of a number of regional as well as global competitors. Some of our competitors may have greater resources than we have, and may adapt to changes in consumer preferences and demand more quickly, expand their materials offering, devote greater resources to design innovation and establishing brand recognition, manufacture more versatile slab sizes and implement processes to lower costs.

The engineered quartz and porcelain surface market is highly fragmented and is also served by a number of regional and global competitors. We also face growing competition from low-cost manufacturers from Asia and Europe. Large multinational companies have also invested in their engineered quartz and porcelain surface production capabilities. For more information, see “ITEM 3.D. Key Information—Risk Factors—We face intense competitive pressures from manufacturers of other surface materials, which could materially and adversely affect our results of operations and financial condition” and “ITEM 3.D. Key Information—Risk Factors—Competition from manufacturers of lower priced products may reduce our market share, alter consumer preferences and materially and adversely affect our results of operations and financial condition”.

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

Environmental and Other Regulatory Matters

Environmental and Health and Safety Regulations

Our manufacturing facilities and operations in Israel, our manufacturing facility in Georgia, United States and our manufacturing facility in Gujarat, India are subject to numerous Israeli, U.S. and Indian environmental and workers’ health and safety laws and regulations, respectively, and our supply chain operations are subject to applicable local laws and regulations. For instance, applicable U.S. laws and regulations include federal, state and local laws and regulations, including Georgia state laws. Laws and regulations in the U.S. and other countries govern, among other things, exposure to pollutants, protection of the environment; setting standards for emissions; generation, treatment, import, purchase, use, storage, handling, disposal and transport of hazardous wastes, chemicals and materials, including sludge; discharges or releases of hazardous materials into the environment, soil or  water; permissible exposure levels to hazardous materials; product specifications; nuisance prevention;; soil, water or other contamination from hazardous materials and remediation requirements arising therefrom; and protection of workers’ health and safety.

In addition to being subject to regulatory and legal requirements, our manufacturing facilities in Israel, the United States and India operate under applicable permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards. Business licenses for our facilities in Israel contain conditions related to a number of requirements, including with respect to dust emissions, air quality, the disposal of effluents and process sludge, and the handling of waste, chemicals and hazardous materials. Subject to certain terms, the business license for our Sdot-Yam plant is in effect until December 31, 2025. The business license for our Bar-Lev plant is in effect until June 30, 2022, and the Company is in the process of seeking an extension. The business license for our U.S. facility is renewed every year subject to a fee paid to the city and county. Our site in India has a Factory License which is a basic license issued by the Inspectorate of Factories, which is in effect until December 31, 2023. The site in India has also obtained a Consent to Operate (the “CTO”) from the State Pollution Control Board, which is a permit issued to any factory in India with all the compliance requirements related to environmental aspects, such as air emission, water and wastewater management, waste management. The CTO is valid until September 28, 2023. We operate in Israel under poison permits that regulate our use of poisons and hazardous materials. Our current poison permits are valid until January 2023 for both our Israeli facilities. In addition, we dispose of wastewater from our Israeli manufacturing facilities to a treatment plant pursuant to permits obtained from the Israeli Ministry of Environmental Protection (“IMEP”), which are effective until March 31, 2022 and the Company is in process of its extension. Our facility in the United States is required to obtain and follow a General Permit for Storm Water Discharges Associated with Industrial Activity of the Georgia Environmental Protection Division (“GEPD”), an air quality permit from GEPD and other requirements and regulations including among others specific limitations on emission levels of hazardous substances, such as styrene, specific limitations on RCS levels inside our plant, allowable wastewater discharge limits, oil spill prevention rule, hazardous waste handling requirements and fire protection measures requirements. Our site in India is required to comply with all applicable conditions, including with respect to water consumption, wastewater discharge, air emission monitoring and pollution control devices, hazardous wastes storage and disposal, specified in the CTO. We are currently in the process of renewing the plant’s Fire NOC (No Objection Certification), which expired in July 2021 due to a requirement to install a Fire Hydrant system in the entire plant area. In all our manufacturing facilities, we are implementing measures on an ongoing basis in order to achieve and maintain compliance with dust and styrene environmental and occupational emissions standards and to reduce such emissions to minimum thresholds.

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

From time to time, we face environmental and health and safety compliance issues related to our manufacturing facilities

•
Emissions - Israel. In December 2019, the IMEP issued the additional terms to the business license for our Bar-Lev facility, which require among others, performing a constant monitoring of styrene emission. Accordingly, we implemented the required terms, including an online styrene emission monitoring system that was installed at our Bar-Lev facility during September 2020. The IMEP closely monitors our Bar-Lev facility’s implementation of the additional terms and emissions, specifically of styrene. During July 2021, the Company received a warning letter from the IMEP in which our Bar-Lev plant was notified of violations of the Clean Air Act and the plant’s business license terms, following an unannounced styrene emission sampling that revealed several cases of deviations from the styrene emission standard under the Clean Air Act in Israel. The IMEP has ordered the Company to take corrective and preventive actions, including reducing the expected timeframe for installation of additional Regenerative Thermal Oxidizer (“RTO”) system and to implement a continuous (online) monitoring device on the Bar-Lev plant’s fence. We are cooperating with the IMEP and are currently in the process of implementing all its requirements and remaining additional terms. Similarly, in October 2020 we received from the IMEP the final version of the additional terms to the business license for our Sdot-Yam facility, which required, among others, implementation of a continuous monitoring of the facility’s styrene emission. Accordingly, we implemented the required terms, including an online styrene emission monitoring system that was installed at Sdot-Yam plant in May 2021. The IMEP closely monitors our Sdot-Yam facility emissions, specifically for its styrene emissions. During January 2021 we were informed of several cases of deviations from the styrene emission standard under the Clean Air Act in Israel at our Sdot-Yam plant, which were identified in an unannounced continuous monitoring inspection that was conducted on the Sdot-Yam plant’s fence by the municipal supervisory authority. Recently the municipal supervisory authority advised (but did not order) that a continuous monitoring system on the Sdot-Yam plant’s fence should be installed, and that advice is being reviewed. In February 2022, Israel adopted a long term goal for the reduction of environmental styrene emissions. Although such goal is not expected to impact our current operations, the adoption of new regulations could create an additional burden for any future investment in our Israeli facilities. We are constantly in the process of taking the required corrective actions in order to comply with the business license terms, the styrene emission standard and the IMEP instructions

•
Workers’ safety and health. The Israeli Ministry of Economics, Labor Division (“IMOE”) in Israel the U.S. Occupational Safety and Health Administration (“OSHA”) in the U.S. and the Indian Ministry of Labor and Employment, conduct audits of our plants, in which, among other things, it examines if there were any deviations from permitted ambient levels of RCS, styrene and acetone in the plants. We seek, on an ongoing basis, to continue reducing the level of exposure of our employees to RCS, styrene and acetone, while enforcing our employees’ use of personal protection equipment.

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

If we are deemed to be in violation of the Rest Law, we may be required to halt operations of our manufacturing facilities on Saturdays and Jewish holidays, we and our officers may be exposed to administrative and criminal liabilities, including fines, and our operational and financial results could be materially and adversely impacted. For more information, see “Item 3.D. Key Information—Risk Factors—Risks relating to our incorporation and location in Israel—If we fail to comply with Israeli law restrictions concerning employment of Jewish employees on Saturdays and Jewish holidays, we and our office holders may be exposed to administrative and criminal liabilities and our operational and financial results may be materially and adversely impacted.”

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

Non-GAAP Financial Measures

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

In arriving at our presentation of non-GAAP financial measures, we exclude items that either have a non-recurring impact on our income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude share-based compensation expenses to facilitate a better understanding of our operating performance, since these expenses are non-cash and accordingly, we believe do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements (both gain or loss) and loss contingencies, due to the difficulty in predicting future events, their timing and size;

•	material items related to business combination activities important to understanding our ongoing performance;

•	excess cost of acquired inventory;

•	expenses related to our share-based compensation;

•	significant one-time offering costs;

•	significant one-time non-recurring items (both gain or loss);

•	material extraordinary tax and other awards or settlements, both amounts paid and received; and

•	tax effects of the foregoing items.

	2021	2020	2019	2018	2017

Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$171,498	$133,942	$148,639	$163,414	$197,223
Share-based compensation expense (a)	321	416	285	163	285
Non-recurring import related expenses (income)	—	—	(1,501)	2,104	—
Amortization of assets related to acquisitions	852	529	—	—	—
Other non-recurring items (b)	—	—	1,661	—	—
Adjusted Gross profit	$172,671	$134,887	$149,084	$165,681	$197,508

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

(b)
In 2019, reflects mainly to one-time amortization of machinery equipment with no future alternative use, and one-time inventory write down due to discontinuation of certain product group manufacturing.

	2021	2020	2019	2018	2017
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$17,889	$7,622	$12,862	$24,568	$27,558
Finance expenses, net	7,590	10,199	5,578	3,639	5,583
Taxes on income	1,950	4,700	6,243	4,560	7,402
Depreciation and amortization	35,407	29,460	28,587	28,591	29,926
Legal settlements and loss contingencies, net (a)	3,283	6,319	12,359	8,903	24,797
Contingent consideration adjustment related to acquisition	284	—	—	—	—
Share-based compensation expense (b)	1,845	2,858	3,632	1,684	5,277
Provision for employee fringe benefits (c)	—	—	—	—	(114)
Non-recurring import related expense (income)	—	—	(1,501)	2,104	—
Acquisition-related expenses	—	921	—	—	—
Other non-recurring items (d)	—	—	1,286	1,157	—
Adjusted EBITDA	$68,248	$62,079	$69,046	$75,206	$100,429

(a)
Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims, including related legal fees. In 2017, this also includes Kfar Giladi arbitration results.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

(c)	In 2017, relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the NII.

(d)
In 2019, relates to non-recurring expenses related to North American region establishment, one-time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company’s subsidiary).

	2021	2020	2019	2018	2017
Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income attributable to controlling interest	$18,966	$7,218	$12,862	$24,405	$26,202
Legal settlements and loss contingencies, net (a)	3,283	6,319	12,359	8,903	24,797
Contingent consideration adjustment related to acquisition	284	—	—	—	—
Amortization of assets related to acquisitions, net of tax	2,391	446	—	—	—
Share-based compensation expense (b)	1,845	2,858	3,632	1,684	5,277
Provision for employee fringe benefits (c)	—	—	—	—	(114)
Non-cash revaluation of lease liabilities (d)	2,918	3,189	3,615	—	—
Non-recurring import related expense (income)	—	—	(1,501)	2,104
Acquisition-related expenses	—	921	—	—	—
Other non-recurring items (e)	—	—	2,486	1,157	—
Total adjustments before tax	10,721	13,733	20,591	13,848	29,960
Less tax on above adjustments (f)	1,054	4,488	6,729	2,168	6,343
Total adjustments after tax	$9,667	$9,245	$13,862	$11,680	23,617
Adjusted net income attributable to controlling interest	$28,633	$16,463	$26,724	$36,085	$49,819

(a)
Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims, including related legal fees. In 2017, this also includes Kfar Giladi arbitration results.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the NII made during 2017.

(d)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.

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

(f)	Based on the effective tax rates of the relevant periods.

C.	Organizational Structure

The legal name of our company is Caesarstone Ltd. On June 9, 2016, the Israeli Register of Companies approved to change our name from Caesarstone Sdot-Yam Ltd. to Caesarstone Ltd.

Caesarstone was organized under the laws of the State of Israel. We have five direct wholly-owned subsidiaries: Caesarstone Australia PTY Limited, which is incorporated in Australia, Caesarstone South East Asia PTE LTD, which is incorporated in Singapore, Caesarstone (UK) Ltd., which is incorporated in the United Kingdom, Caesarstone Canada Inc., which is incorporated in Canada, and Caesarstone USA, Inc., which, together with its two wholly-owned subsidiaries, Caesarstone Technologies USA, Inc. and Omicron, are incorporated in the United States. In addition, following the Lioli Acquisition, Caesarstone Ltd. holds a majority interest of Lioli, incorporated in India, and therefore is consolidating the results of its operations in our Consolidated Financial Statements.

In 2019, we transitioned into a new regional structure which consists of North America, APAC, EMEA and Israel.

D.	Property, Plants and Equipment

Our manufacturing facilities are located in Israel, the United States and India. The following table sets forth our most significant facilities as of December 31, 2021:

Properties	Issuer’s Rights	Location	Purpose	Size
Kibbutz Sdot-Yam(1)	Land Use Agreement	Caesarea, Central Israel	Headquarters, manufacturing facility, research and development center	Approximately 30,000 square meters of facility and approximately 48,000 square meters of un-covered yard*
Bar-Lev Industrial Park manufacturing facility(2)	Land Use Agreement & Ownership	Carmiel, Northern Israel	Manufacturing facility	Approximately 23,000 square meters of facility and approximately 50,000 square meters of un-covered yard**
Belfast Industrial Center(3)(4)	Ownership	Richmond Hill, Georgia, United States	Manufacturing facility	Approximately 26,000 square meters of facility and approximately 401,000 square meters of un-covered yard (excluding 56,089 square meters of wetland)
Bharat Nagar(5)	Ownership	Morbi, Gujarat, India	Manufacturing facility	Approximately 60,000 square meters of facility and approximately 55,000 square meters of open land, gas yard, effluent treatment plant, labor colony and roads

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

(2)
We own 2,673 square meters of facility and 2,550 square meters of uncovered yard, and the remainder is leased pursuant to a land use agreement with Kibbutz Sdot-Yam entered into in March 2011, with a term of 10 years commencing in September 2012, which will be automatically renewed, unless we give two years’ prior notice, for an additional 10-year term. In 2021, the agreement was extended for an additional ten year period. This agreement was executed simultaneously with the land purchase and leaseback agreement we entered into with Kibbutz Sdot-Yam, according to which Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev industrial center, under a long term lease agreement we entered into with the ILA on June 6, 2007 to use the premises for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. For more information, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback.”

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

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2021, 2020 and 2019, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. See “ITEM 3.D: Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Company overview

We are a leading manufacturer and reseller of high-end engineered surfaces used primarily as countertops in residential and commercial buildings. We design, develop and produce engineered quartz and porcelain products that offer aesthetic appeal and functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, and other interior and exterior surfaces. Our high-quality engineered quartz surfaces are marketed and sold under our premium Caesarstone brand. We have grown to become one of the largest global providers of engineered quartz surfaces. Our products accounted for approximately 5% of global engineered quartz by volume in 2020. Our sales in the United States, Australia (including New Zealand), Canada and Israel, our four largest markets, accounted for 47.4%, 18.4%, 13.1% and 6.1% of our revenues in 2021. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future. For further information with respect to our geographic concentration, see “ITEM 3.D: Key Information—Risk Factors—Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.”

Between 2010 to 2021, our revenue grew at a compound annual growth rate of 11.3% driven mainly by the continued quartz penetration and the Lioli and Omicron acquisitions, increased remodeling spending in all our top three markets and growth in the residential segment in the United States, our largest market. In addition, the portion of innovative designs within our offering increased over time. Revenue increased by 32.4% between 2020 and 2021. See “—Comparison of period-to-period results of operations—Year ended December 31, 2021 compared to year ended December 31, 2020—Revenues” for additional information. From 2020 to 2021, our adjusted gross profit margin decreased from 27.5% to 26.6%, adjusted EBITDA margin decreased from 12.8% to 10.6%, and adjusted net income margin attributable to controlling interest increased from 3.4% to 4.4% over the same period. We define each of such margins by dividing adjusted gross profit, adjusted EBITDA and adjusted net income attributable to controlling interest, respectively, by revenues. Adjusted EBITDA and adjusted net income attributable to controlling interest are non-GAAP financial measures, see “ITEM 8.B: Business Overview—Non-GAAP Financial Measures” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest. We attribute the decrease in the adjusted EBITDA margin mainly due to higher raw material prices, particularly polyester, and shipping price increases which were partially offset by favorable product mix, selling price increases, and more favorable exchange rates.

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

As part of the Company’s business growth strategy, strategic acquisitions are considered opportunities to enhance our value proposition through differentiation and competitiveness. In recent years and as further described below, we have successfully executed on this strategy, including our 2020 acquisitions of Lioli, an India-based developer and producer of porcelain countertop slabs with manufacturing facilities in Asia, and Omicron, a premier stone supplier operating in several locations across the United States in Florida, Ohio, Michigan and Louisiana, which now operate as part of our United States operations. Under the terms of the transaction agreement, Caesarstone acquired Omicron for an approximately $19 million. For more information, see “2020 Acquisitions” below

Factors impacting our results of operations

We consider the following factors to be important in analyzing our results of operations:

•
Our sales are impacted by home renovation and remodeling and new residential construction, and to a lesser extent, commercial construction. We estimate (supported by the Freedonia Report), that approximately 60%-70% of our revenue in our main markets (U.S., Australia, Canada) is related to residential renovations and remodeling activities, while 30%-40% is related to new residential construction.

•
Our revenues and results of operations exhibit some quarterly fluctuations as a result of seasonal influences which impact construction and renovation cycles. Due to the fact that certain of our operating costs are fixed, the impact of such fluctuations on our profitability is material. We believe that the second and third quarters tend to exhibit higher sales volumes than the other quarters because demand for our surfaces and other products is generally higher during the summer months in the northern hemisphere with the effort to complete new construction and renovation projects before the new school year. Conversely, the first quarter is typically impacted by the winter slowdown in the northern hemisphere in the construction industry and might impact sales in Israel depending on the timing of the spring holiday a particular year. Similarly, sales in Australia during the first quarter are negatively impacted by fewer construction and renovation projects. The fourth quarter is susceptible to being impacted by the onset of winter in the northern hemisphere although the fourth quarter of 2021 demonstrated higher revenues not in line with this trend given the increased demand to our products.

•
We conduct business in multiple countries in North America, South America, Europe, Asia-Pacific, Australia and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S dollar, and to a lesser extent the Australian dollar, Canadian dollar, Euro and NIS. In 2021, 50% of our revenues were denominated in U.S. dollars, 18.4% in Australian dollars, 13.1% in Canadian dollars, 6.0% in Euros and 6.0% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and Euro, with a smaller portion in Australian dollars and Canadian dollars. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. As of December 31, 2021, we had total outstanding forward contracts with a notional amount of $75.8 million. These transactions were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was positive $1.4 million, which is included in current assets and current liabilities, as of December 31, 2021. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.” In addition, we entered derivative instruments not designated as hedging accounting to partially manage our exposure to fluctuations of styrene prices. As of December 31, 2021, we had one outstanding forward contract, related to styrene prices, with a notional amount of $0.3 million. This transaction was for a period of 1 month. The fair value of this styrene forward derivative contract was positive $0.2 million, which is included in current assets, as of December 31, 2021.

Components of statements of income

Revenues

We derive our revenues from sales of quartz and, to a lesser extent, other surfaces and materials, mostly to fabricators and resellers in our direct markets and to third-party distributors in our indirect markets. In the United States, Australia, Canada and Singapore the initial purchasers of our products are primarily fabricators. In Israel, the purchasers are a small number of local distributors who, in turn, sell to fabricators. In the United States, we also sell our products to a small number of sub-distributors, stone resellers as well as to large retailers. The purchasers of our products in our other markets are our third-party distributors who, in turn, sell to sub-distributors and fabricators. Our direct sales accounted for 90%, for the years ended December 31, 2021.

Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

The warranties that we provide vary by market. In our indirect markets, we provide all our distributors with a limited direct manufacturing defect warranty. In all our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In Australia, Canada, the United States, the United Kingdom and Singapore we provide end-consumers with a limited warranty on our products for interior countertop applications. In Israel, we typically provide end-consumers with a direct limited manufacturing defect warranty on our products. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, included in our cost of revenues. Historically, warranty claims expenses have been low, accounting for approximately 0.3% of our total cost of goods sold in 2021.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2021		2020		2019
Geographical Region	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD
United States	47.4%	$305,353	42.7%	$207,496	45.9%	$250,471
Canada	13.1	84,467	14.9	72,492	15.7	85,979
Latin America	0.7	4,702	0.4	2,149	0.8	4,115
Australia (incl. New Zealand)	18.4	118,714	21.3	103,587	19.8	108,150
Asia	4.7	30,390	3.0	14,566	2.8	15,514
EMEA	9.4	60,836	9.3	45,201	7.9	43,054
Israel	6.1	39,430	8.4	40,921	7.1	38,692
Total	100%	$643,892	100.0%	$486,412	100.0%	$545,974

Revenue in 2021 was $643.9 million compared to $486.4 million in the prior year. On a constant currency basis, 2021 revenue was higher by 28.1% year-over-year, mainly due to the Omicron and Lioli acquisitions and an increase in demand for our products. The decrease in 2020 revenues compared to 2019 on a constant currency basis was 11.0% and was mainly due to 2020 COVID-19 impacts.

Revenues in the U.S. increased by 47.2% in 2021 compared to a decline of 17.2% in 2020. The increase in 2021 also included the impact of the initial consolidation of Omicron results commencing January 1, 2021.

Revenues in Canada increased by 16.5% in 2021 compared to a decline of 15.7% in 2020, representing a 9.0% increase and 15.1% decrease on a constant-currency basis, respectively.

Revenues in Latin America increased by 118.9% in 2021 compared to a decrease of  47.8% in 2020.

Revenues in Australia increased by 14.6% in 2021 compared to a decrease of 4.2% in 2020. On a constant currency basis, revenues in Australia increased by 5.2% in 2021 and declined by 3.7% in 2020.

Revenues in Asia increased by 108.6% in 2021 compared to a decrease of 6.1% in 2020. On a constant currency basis, revenues in Asia increased by 107% in 2021 and declined by 5.4% in 2020. The increase in 2021 compared to 2020 is also attributed to the consolidation of Lioli commencing October, 2020.

Revenues in EMEA increased by 34.6% in 2021 and by 5.0% in 2020. On a constant-currency basis, revenue increased in EMEA by 28.2% in 2021 and 4.1% in 2020.

Revenues in Israel decreased by 3.6% in 2021 compared to an increase of 5.8% in 2020. On a constant currency basis, revenues decreased by 9.3% in 2021 and  increased by 2% in 2020.

For additional information, see “—Comparison of period-to-period results of operations—Year ended December 31, 2021 compared to year ended December 31, 2020—Revenues.”

Cost of revenues and gross profit margin

Our cost of revenues includes the cost of manufactured products sold as well as the cost of purchased products from third parties such as quartz, ceramic, natural stone and other ancillary products. We experienced increased costs that are connected with the global supply chain environment and the increase in cost of our two main components of the manufactured items, the quartz and polyester. Approximately 29% of our cost of revenues is raw material costs. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities, but does not include raw materials included in products not manufactured by us. Our raw materials costs are also impacted by changes in foreign exchange rates. Our principal raw materials, quartz and polyester jointly accounted for approximately 69% of our total raw material cost in 2021. The balance of our cost of revenues consists primarily of manufacturing costs, related overhead and the cost of other products not manufactured by us. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the U.S. and Canada, we also incur fabrication and installation costs related to retail sales and other commercial building projects. In the case of our indirect distribution channels, we bear the cost of delivery to the seaport closest to our production plants and our distributors bear the cost of delivery from the seaport to their warehouses.

Quartz is one of our principal raw materials. In 2021, approximately 62% of our total quartz was from several suppliers in Turkey, with the major part acquired from Mikroman and Polat.

Quartz accounted for approximately 33.8% of our raw materials cost in 2021. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. In 2021 and 2020, the average cost of quartz increased by 12% and  3.2%, respectively.  The increase in 2021 was primarily due to an increase in shipping costs, while the increase in 2020 was mainly due to a more expensive sand mix, caused by a more expensive product mix, and to a lesser extent by an increase in shipping costs. Any future increases in quartz costs may adversely impact our margins and net income.

Given the significance of polyester costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in polyester prices, which generally correlate with benzine prices. In 2021, our average polyester costs increased by approximately 54.1% as a result of market conditions (a sharp increase in cost of raw materials composing resin due to higher energy prices affected by the COVID-19 pandemic).  In 2020, our average polyester costs decreased by approximately 18%, due to market conditions (led by lower energy prices affected by the COVID-19 pandemic) and adding alternative suppliers. Any future increases in polyester costs may adversely impact our margins and net income.

We are exposed to fluctuations in the prices of pigments, although to a lesser extent than with polyester. For example, the cost of titanium dioxide, our principal white pigmentation agent, increased in 2021 by approximately 16.4% due to its manufacturing process which consumes a lot of energy and increased in price. Any future increases in pigments costs may adversely impact our margins and net income.

The gross profit margins on sales in our direct markets are generally higher than in our indirect markets in which we use third-party distributors, due to the elimination of the third-party distributor’s margin. In many markets, our expansion strategy is to work with third-party distributors who we believe will be able to increase sales more rapidly in their market and more cost effective than if we distributed our products directly. However, in several markets we distribute directly, including the United States, Australia, Canada and in the United Kingdom Singapore and India. In the future, we intend to evaluate other potential markets to distribute directly.

Research and development, net

Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all our research and development costs as incurred.

Marketing and selling

Marketing and selling expenses consist primarily of compensation and associated costs for personnel engaged in sales, marketing, distribution and advertising and promotional expenses. In 2021 our advertising and promotional expenses as well as marketing assistance expenses increased mainly to support growth in demand and revenues. In 2020 our expenses decreased due to the cost-cutting efforts we implemented due to COVID-19. In each of 2020 and 2019, our expenses decreased as part of our cost-savings initiatives mainly attributed to the U.S. and the decrease was also partially attributable to the formation of the North America region at the beginning of 2020 that yielded cost savings due to synergies. This was partially offset by increased costs in the United Kingdom to support growth in the newly established direct distribution operations.

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

Legal settlements and loss contingencies, net

Legal settlements and loss contingencies, net consists of expenses related to settlements expenses and estimated exposure not covered by our insurance applicable to individual silicosis claims and other ongoing claims. We recorded $3.3 million of such expenses in 2021, $6.3 million in 2020 and $12.4 million in 2019. The decrease from 2020 to 2021 is mainly attributed to a refund we received in 2021 from our insurance company in connection with the class action litigation in Israel. See “—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Claim by former South African distributor”.

Finance expenses, net

Finance expenses, net, consist primarily of bank and credit card fees, borrowing costs and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. The decrease in finance expenses during 2021 related mainly to realized and unrealized gains on derivatives not designated as hedge instruments.

Corporate taxes

As we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 9.8% in 2021, 38.1% in 2020 and 32.7% in 2019. In 2020, a higher portion of our pre-tax income was attributable to our subsidiaries which are subject to higher tax rates compared to our income derived in Israel. In 2021 the lower effective tax rate is attributable mainly to taxable losses in certain entities and to deferred tax assets recorded to capture carry-forward NOLs.

The standard corporate tax rate for Israeli companies was 23% in each of 2021, 2020 and 2019. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of origination.

Effective January 1, 2011, with the enactment of Amendment No. 68 to the Israeli Tax Law, both of our Israeli facilities operate under a consolidated “Preferred Enterprise” status. The “Preferred Enterprise” status provides the portion related to the Bar-Lev manufacturing facility with the potential to be eligible for grants of up to 20% of the investment value in approved assets and a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, 7.5% in 2017 onward. For the portion related to the Sdot-Yam facility, this status provides us with a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, which was 16% during the same period.

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

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act has a number of beneficial tax provisions. Among the provision of the CARES Act, the business interest deduction limit under Code Sec. 163(j) is increased to 50 percent of our adjusted taxable income in the U.S. for tax year 2020. In addition, Net operating losses (NOLs) arising in tax years beginning in 2019, 2020, and 2021 now have a five-year carryback period and an unlimited carryforward period. Under the CARES Act we carryback our U.S. NOL for the year ended December 31, 2021 to prior taxable years.

For more information about the tax benefits available to us as an Approved Enterprise or as a Beneficiary Enterprise or as Preferred Enterprise, see “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs.”

Net income attributable to non-controlling interest

In October 2020, we acquired a majority stake in Lioli and for the year ended on December 31, 2021, 45% of Lioli’s net income was attributed to its minority shareholders. In 2021, Lioli had a net loss of approximately $2.4 million.

Other factors impacting our results of operations

Share-based compensation

We recorded share-based compensation expenses of $1.8 million, $2.9 million and $3.6 million in 2021, 2020 and 2019, respectively, and expect to record $2.7 million over a weighted average period of 3.1 years from December 31, 2021. For more information, see also Note 13 to our financial statements included elsewhere in this report.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, the Kibbutz, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by the Kibbutz, we paid to the Kibbutz an aggregate of $11.0 million in 2021, $9.4 million in 2020 and $9.5 million in 2019 (excluding VAT). During 2021 and following the assessment of an appointed appraiser, the fees under the lease agreements were increased and adjusted for 2021 onwards for total annual amount of approximately NIS 26.7 million (approximately $8.6 million), linked to the Israeli consumer price index.

For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Management Services Agreement with Tene

In November 2021, we entered into a management services agreement with Tene Growth Capital 3 Funds Management Company Ltd., the management company of the general partner of Tene Investment in Projects 2016, L.P., pursuant to which Tene Investment in Projects 2016, L.P. provides us with the services of an Executive Chairman of the Board (by Dr. Ariel Halperin), the services of an additional director (by Mr. Dori Brown) and regular business development advice for an aggregate annual management fee of NIS 870,000 plus VAT and expenses. The payment due pursuant to the Management Services Agreement replaced all other arrangements for payment to Dr. Ariel Halperin and Mr. Dori Brown as Chairman of the board of directors or director during the term of the Management Services Agreement.

For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

2020 Acquisitions

Lioli Acquisition. On August 31, 2020, the Company entered into a definitive agreement with Lioli to acquire a majority stake in Lioli, an India-based developer and producer of porcelain countertop slabs with manufacturing facilities in Asia. The terms of the agreement provided that at the first closing the Company would pay a cash investment of approximately $12 million, representing an enterprise value of approximately $34 million, including the assumption of debt of approximately $17.9 million and additional consideration of up to approximately $10 million to be paid in case certain conditions are to be met. As part of the Lioli Acquisition, the Company granted Lioli’s minority shareholders a put option under which they have the right to require us to purchase their remaining shares in Lioli, and likewise, the Company has a call option under which we have the right to require the minority shareholders to sell us their minority shares in Lioli. The consideration to be paid for the shares transferred pursuant to these options is based on an EBITDA multiplier. These options become exercisable as of April 1, 2024 and until the 20th anniversary of the Lioli Acquisition.  During March 2022, we invested an additional $2.5 million in Lioli by subscribing for new securities, thereby increasing our ownership percentage to 66.4% of Lioli’s outstanding shares, constituting 60.4% of Lioli’s shares on a fully diluted basis.

Omicron Acquisition. On December 31, 2020, the Company simultaneously signed and closed on its transaction to acquire the entire membership interests Omicron, a premier stone supplier operating in several locations across the United States in Florida, Ohio, Michigan and Louisiana, which now operate as part of our United States operations. Under the terms of the transaction agreement, Caesarstone acquired Omicron for an approximately $19 million.

Comparison of period-to-period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2021		2020		2019
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)

Consolidated Income Statement Data:
Revenues:	$643,892	100%	$486,412	100%	$545,974	100.0%
Cost of revenues	472,394	73.4	352,470	72.5	397,335	72.8
Gross profit	171,498	26.6	133,942	27.5	148,639	27.2
Operating expenses:
Research and development, net	4,216	0.7	3,974	0.8	4,146	0.8
Marketing and selling	85,725	13.3	62,047	12.8	66,770	12.2
General and administrative	50,845	7.9	39,081	8.0	40,681	7.5
Legal settlements and loss contingencies, net	3,283	0.5	6,319	1.3	12,359	2.3
Total operating expenses	144,069	22.4	111,421	22.9	123,956	22.7
Operating income	27,429	4.3		4.6	24,683	4.5
Finance expenses, net	7,590	1.2	22,521	2.1	5,578	1.1
Income before taxes on income	19,839	3.1	10,199	2.5	19,105	3.5
Taxes on income	1,950	0.3	4,700	0.9	6,243	1.1
Net income	$17,889	2.8%	$7,622	1.6%	$12,862	2.4%
Net income (loss) attributable to non-controlling interest	(1,077)	(0.2)	404	0.1	—	—
Net income attributable to controlling interest	$18,966	2.9%	$7,218	1.5%	$12,862	2.4%

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Revenues  increased by $157.5 million, or  32.4%, to $ 643.9 million in 2021 from $ 486.4 million in 2020 mainly due to the Omicron and Lioli acquisitions, and an increase in demand for our products across most regions.

Cost of revenues and gross profit margins

Cost of revenues in 2021 amounted to $472.4 million compared to $352.5 million in 2020 as a result of the higher revenues generated during 2021. Gross profit increased from $133.9 million in 2020 to $171.5 million in 2021, with a decrease in gross margin of 90 basis points, from 27.5% in 2020 to 26.6% in 2021. The decrease in gross margin mainly reflects higher raw material prices, particularly polyester, and shipping price increases which were partially offset by favorable product mix, selling price increases, and more favorable exchange rates.

Operating expenses

Research and development. Research and development expenses remained relatively unchanged and amounted to $4.2 million in 2021 and $4.0 million in 2020.

Marketing and selling. Marketing and selling expenses increased by $23.7  million, or  38.2%, to $ 85.7 million in 2021 from $62.0 million in 2020. Marketing expenses as percent of revenue increased from 12.8% in 2020 to 13.3% in 2021. This was mainly to support growth in demand and revenues and also as a result of the consolidation of the recently acquired businesses of Omicron and Lioli. In 2020, our expenses decreased due to the cost-cutting efforts caused by COVID-19 and to a lesser extent government pandemic grants.

General and administrative. General and administrative expenses increased by $ 11.8 million, or 30.1%, to $50.8 million in 2021 from $39.0 million in 2020. This increase is mainly due to COVID-19 cost cutting in 2020 and Omicron and Lioli acquisition consolidated during the entire 2021.

Legal settlements and loss contingencies, net. Legal settlements and loss contingencies, net, decreased by $3.0 million, or  48%, from $6.3 million in 2020 to $3.3 million in 2021. This decrease is mainly attributed to a refund received in 2021 from our insurance carrier in connection with the bodily injury class action in Israel.

Finance expenses, net

Finance expenses decreased to $7.6 million in 2021 from $10.2 million in 2020. The difference was primarily a result of higher income from the Company’s derivatives instruments mainly attributed to the styrene hedge contracts.

Taxes on income

Taxes on income declined by $2.7 million to $2.0 million in 2021 from $4.7 million in 2020. Our effective tax rate was 9.8% in 2021 compared with 38% in 2020. This was mostly due to taxable loss in Israel, lease liability update and lower taxable income allocated to the U.S.

Net income attributable to non-controlling interest

In 2021, net loss attributable to non-controlling interest amounted to $1.1 million. In 2020 net income attributable  to non-controlling interest amounted to $0.4 million, and was fully attributable to the majority stake in Lioli acquired in the fourth quarter of 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

For a comparison of the years ended December 31, 2020 and 2019, see “ITEM 5.A. Operating and Financial Review and Prospects—Operating Results—Year ended December 31, 2020 compared to year ended December 31, 2019” included in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 22, 2021, which comparative information is herein incorporated by reference.

Quarterly results of operations and seasonality

The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from January 1, 2020 to December 31, 2021. We also present reconciliations of gross margins to adjusted gross margins, net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. For more information on our use of non-GAAP financial measures, see “ITEM 8.B: Business Overview—Non-GAAP Financial Measures.” We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	Mar. 31, 2020
	(as a % of revenue)

Consolidated Income Statement Data:
Revenues:	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	23.2	26.2	28.0	29.7	28.1	31.4	20.4	28.8
Operating income (loss)	2.0	5.4	3.2	6.9	5.9	12.1	(2.9)	1.8
Net income (loss)	(1.9)	3.6	0.9	9.5	(1.4)	10.3	(5.9)	2.1

	Three months ended
	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	Mar. 31, 2020
	(in thousands of U.S. dollars)

Consolidated Income Statement Data:
Revenues:	$171,057	$163,341	$163,462	$146,032	$136,896	$123,922	$99,037	$126,557
Revenues as a percentage of annual revenue	26.6%	25.3%	25.4%	22.7%	28.1%	25.5%	20.4%	26.0%
Gross profit	$39,678	$42,734	$45,784	$43,302	$38,515	$38,854	$20,172	$36,401
Operating income (loss)	3,342	8,876	5,173	10,038	8,091	15,047	(2,904)	2,287
Net income (loss)	(3,303)	5,870	1,480	13,842	(1,981)	12,807	(5,882)	2,678
Other financial data:
Adjusted Gross profit	39,864	42,885	45,981	43,941	39,107	38,954	20,294	36,532
Adjusted Gross profit as a percentage of annual adjusted Gross profit	23.1%	24.8%	26.6%	25.5%	29.0%	28.9%	15.0%	27.1%
Adjusted EBITDA	$11,535	$17,684	$18,776	$20,253	$18,750	$23,662	$6,521	$13,146
Adjusted EBITDA as a percentage of annual adjusted EBITDA	16.9%	25.9%	27.5%	29.7%	30.2%	38.1%	10.5%	21.2%
Adjusted net income attributable to controlling interest	$163	$6,830	$7,207	$14,434	$1,642	$14,110	$(3,498)	$4,607
Adjusted net income attributable to controlling interest as a percentage of annual adjusted net income	0.6%	23.8%	25.2%	50.4%	9.7%	83.7%	(20.7)%	27.3%

	Three months ended
	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	Mar. 31, 2020
	(in thousands of U.S. dollars)

Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$39,678	$42,734	$45,784	$43,302	$38,515	$38,854	$20,172	$36,401
Share-based compensation expense (a)	107	72	37	105	63	100	122	131
Non-recurring import related expenses (income)					—	—	—	—
Amortization of assets related to acquisitions	79	79	160	534	529	—	—	—
Adjusted Gross profit	$39,864	$42,885	$45,981	$43,941	$39,107	$38,954	$20,294	$36,532

(a)	Share-based compensation includes expenses related to stock options and RSU’s granted to our employees and directors.

	Three months ended
	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	Mar. 31, 2020
	(in thousands of U.S. dollars)

Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(3,303)	$5,870	$1,480	$13,842	$(1,981)	$12,807	$(5,882)	$2,678
Finance (income) expenses, net	7,425	2,403	3,095	(5,333)	8,613	(52)	2,507	(869)
Taxes on income	(780)	603	598	1529	1,459	2,292	471	478
Depreciation and amortization related to acquisitions	8,916	8,802	8,781	8,908	8,300	7,058	6,987	7,115
Legal settlements and loss contingencies, net (a)	(1,181)	(385)	4,109	740	1,392	452	1,637	2,838
Contingent consideration adjustment related to acquisition	—	—	284	—	—	—	—	—
Share-based compensation expense (b)	458	391	429	567	523	628	801	906
Acquisition-related expenses	—	—	—	—	444	477	—	—
Adjusted EBITDA	$11,535	$17,684	$18,776	$20,253	$18,750	$23,662	$6,521	$13,146

(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to product liability claims and other adjustments to ongoing legal claims.

(b)
Share-based compensation includes expenses related to stock options and rRSU’s granted to our employees and directors. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

	Three months ended
	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	Mar. 31, 2020
	(in thousands of U.S. dollars)

Reconciliation of Net Income (loss) Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income (loss) attributable to controlling interest	$(2,877)	$5,948	$1,705	$14,190	$(2,385)	$12,807	$(5,882)	$2,678
Legal settlements and loss contingencies, net (a)	(1,181)	(385)	4,109	740	1,392	452	1,637	2,838
Contingent consideration adjustment related to acquisition	—	—	284	—	—	—	—	—
Amortization of assets related to acquisitions, net of tax	502	502	561	826	446	—	—	—
Share-based compensation expense (b)	458	391	429	567	523	628	801	906
Non-cash revaluation of lease liabilities (c)	3,461	430	889	(1,862)	3,177	227	1,256	(1,471)
Acquisition-related expenses	—	—	—	—	444	477	—	—
Total adjustments before tax	3,240	938	6,272	271	5,982	1,784	3,694	2,273
Less tax on above adjustments	200	56	770	28	1,955	481	1,310	344
Total adjustments after tax	3,040	882	5,502	243	4,027	1,303	2,384	1,929
Adjusted net income attributable to controlling interest	163	6,830	7,207	14,434	1,642	14,110	(3,498)	4,607
Adjusted diluted EPS	$0.01	$0.20	$0.21	$0.42	$0.05	$0.41	$(0.10)	$0.13
(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to product liability claims and other adjustments to ongoing legal claims.

(b)	Share-based compensation includes expenses related to stock options and RSU’s granted to our employees and directors.

(c)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.

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

Our primary capital requirements have been to fund production capacity expansions, as well as investments in and acquisitions of third-party distributors, such as the purchase of Caesarstone Canada Inc., our acquisition of the business of our former Australian distributor and establishing our U.K. operations , our investment in and acquisition of Caesarstone USA, formerly known as U.S. Quartz Products, Inc. and the construction of our new manufacturing facility in the United States, as well as the recent Lioli Acquisition and Omicron Acquisition. Our other capital requirements have been to fund our working capital needs, operating costs, meet required debt payments, finance a repurchase of our shares and to pay dividends on our share capital.

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

Our inventory strategy is to maintain sufficient inventory levels to meet anticipated customer demand for our products. Our inventory is significantly impacted by sales in the United States, Australia and Canada, our largest markets, due to the 40-120 days required to ship our products to these locations from Israel. We continue to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process.

We minimize working capital requirements through our distribution network that allows sales and marketing activities to be provided by third-party distributors. We believe that, based on our current business plan, our cash, cash equivalents and short-term bank deposits on hand, cash from operations and borrowings available to us under our revolving credit line and short-term facilities, we will be able to meet our capital expenditure and working capital requirements, and liquidity needs for at least the next twelve months. We may require additional capital to meet our liquidity needs and future growth requirements. Continued instability in the global market may increase our capital needs, and conditions in the capital markets could adversely affect our ability to obtain additional capital to grow or sustain our business and would affect the cost and terms of such capital.

The Company’s material cash requirements include the following contractual and other obligations:

Leases

The Company has lease arrangements for certain equipment and facilities, including for manufacturing, logistics and offices. As of December 31, 2021 the Company had lease payment obligations of $182.2 million, with $26.0 million payable within 12 months.

Purchase Obligations

As of December 31, 2021, the Company had manufacturing equipment and raw material purchase obligations of $36.2 million all payable within 12 months. The Company’s purchase obligations are primarily noncancelable.

Debt

As of December 31, 2021, the Company had outstanding bank credits and debts of an aggregate principal amount of $12.5 million all payable within 12 months. Future interest payments associated with the these amounts total $1.4 million, all payable within 12 months.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$20,684	$47,618	$83,049
Net cash used in investing activities	(34,885)	(68,305)	(23,587)
Net cash used in financing activities	(25,254)	(6,084)	(14,127)

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

Cash provided by operating activities in 2021 decreased by $26.9 million from $47.6 million in 2020 to $20.7 million in 2021, mainly due to an increase in inventories by $54.2 million during 2021 compared to a decrease by $0.4 million during 2020, an increase in trade payables by $28.3 million during 2021 compared to a decrease by $17.9 million during 2020, and an increase in accounts receivables by $9.0 million during 2021 compared to a decrease by $11.6 million during 2020.

Cash provided by operating activities in 2020 decreased by $35.4 million from $83.0 million in 2019 to $47.6 million in 2020, mainly due to a decrease in inventories by $0.3 million during 2020 compared to a decrease by $35.3 million during 2019, increase in accrued expenses and other liabilities by $0.4 million during 2020 compared to an increase by $5.8 million during 2019, a decrease in trade payables by $17.9 million during 2020 compared to a decrease by $6.7 million during 2019, and a decrease in other accounts receivable and prepaid expenses by $9.3 million during 2020 compared to an increase by $6.3 million during 2019.

Cash used in investing activities

Net cash used in investing activities for the years ended December 31, 2021, 2020 and 2019 were $34.9 million, $68.3 million and $23.6 million, respectively. In 2021, investing activities included $31.5 million of capital expenditures, and $1.3 million of investment in marketable securities. In 2020, investing activities included $19.8 million of capital expenditures, $19.2 million of investment in marketable securities and $29.0 million of cash consideration paid for the Lioli Acquisition and Omicron Acquisition. In 2019, cash used in investing activities consisted principally of capital expenditures that amounted to $23.6 million.

Cash used in financing activities

Net cash used in financing activities for 2021 was $25.3 million, which included $11.8 million of bank credit repayment and $10.7 million of dividend paid, and $1.3 million of repayment of a financial leaseback arrangement related to our Bar-Lev facility. Net cash used in financing activities for 2020 was $6.1 million, which included $4.8 million of dividend paid and $1.2 million of repayment of a financing liability of land from a related party arrangement related to our Bar-Lev facility. Net cash used in financing activities for 2019 was $14.1 million, which included $7.8 million of bank credit repayment, $5.2 million of dividend paid and $1.2 million of repayment of a financing liability of land from a related party arrangement related to our Bar-Lev facility.

Credit facilities

As of December 31, 2021, we had a long-term bank debt from commercial banks in India, as a result of the Lioli Acquisition, in the amount of $9.5 million, presented in short-term liabilities, together with a credit line of $3.0 million bearing interest at the rate per annum equal to the India Libor rate plus 4.5%. As of December 31, 2020, we had long-term bank debt in the amount of $9.5 million and current maturities of long-term bank loans of $2 million and $2.8 million as short term credit. The bank debt is to be repaid on a monthly basis through 2025. While the loan is outstanding, Lioli is subject to certain covenants including, among others, limiting its ability to divest assets, pay dividends, borrow additional funds and place other encumbrances on its assets.

In addition, Lioli was provided a shareholder’s loan by all its shareholders (including its minority shareholders). Such loan is denominated in INR and amounts to $4.0 million, including the approximately $3.5 million that the Company extended during 2021 in part in accordance with the terms of the Lioli Acquisition, and which was used to repay certain selling shareholders. The loan bears an interest rate per annum equal to Libor rate plus 4.5% and is to be repaid during the third quarter of 2025.

In addition, we have long-term and short-term debt related to the Bar-Lev sale and lease-back transaction with the Kibbutz.

We also received a loan on January 17, 2011, in the amount of CAD 4.0 million ($4.1 million) to Caesarstone Canada Inc. by its shareholders, Ciot and us, on a pro rata basis. The loan bears an interest rate until repayment at a per annum rate equal to the Bank of Canada’s prime business rate plus 0.25%, with the interest accrued on the loan paid on a quarterly basis. The loan balance as of December 31, 2021 was $0.5 million (reflects the portion of the loan received from Ciot), which was included in related party and other loan line item.

As of December 31, 2021, we had short-term credit lines with total availability of $18.9 million, consisting of $13.0 million from banks in India (as a result of the Lioli Acquisition), $0.9 million from an American bank (as a result of the Omicron Acquisition), $3.4 million from Israeli banks, and $1.6 million from Australian banks, of which $18.1 million were utilized as of December 31, 2021. Our credit lines from Israeli banks are subject to annual renewal.

Our credit facilities and services provided by banks in India are secured with a “Negative floating pledge,” whereby we committed not to pledge or charge and not to undertake to pledge or charge our general floating assets.

Capital expenditures

Our capital expenditures mainly included the expansion, improvement and maintenance of our manufacturing capacity and capabilities, expansion on our north America distribution network and investment and improvements in our information technology systems. In 2021, 2020 and 2019 our capital expenditures were $31.5 million, $19.8 million, and $23.6 million, respectively. Following 2021, which was characterized by higher capital expenditures we plan to back to pre-Covid-19 levels in connection with our manufacturing facilities in the coming years. For more information, see “Item 4.A. Information on the Company –Principal Capital Expenditures”.

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

Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev land for a period of ten years commencing on September 2012, that will be automatically renewed, unless we give two years’ prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million (approximately $1.1 million) to be linked to increases in the Israeli consumer price index. The fee is subject to adjustment following January 1, 2021, and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. During 2021, the Kibbutz utilized its option under the agreement and the annual fees for Bar-Lev land were updated to NIS 8.1 million (approximately $2.6 million).

The transaction was not qualified as “sale lease-back” accounting under both ASC 840 and ASC 842 and the Company recorded the entire amount received as consideration as a liability.

Off-balance sheet financing arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

C.	Research and Development, Patents and Licenses

Our R&D department is located in Israel. As of December 31, 2021, our corporate R&D department was comprised of 16 employees, all of whom have extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In addition, our R&D for porcelain manufacturing is conducted by eight dedicated employee located in India, whose activities are supported by the R&D department in Israel. In 2021, research and development costs accounted for approximately 0.7% of our revenues, and in 2020 and 2019, research and development costs accounted for approximately 0.8% of our revenues, respectively.

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

Research and development expenses were $4.2 million, $4.0 million and $4.1 million in 2021, 2020 and 2019, respectively.

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

We have received governmental support for our operations mainly in Canada, the United Kingdom and Singapore an aggregate amount of $1.8 million.

In addition, after halting recruitment, and furloughing employees, primarily due to reduction of our production capacity, we are facing challenges to recruit plant workers, particularly at our Sdot-Yam facility. Such challenges were partially due to the Israel social security scheme, which provides unemployment payments to workers laid off due to COVID-19 until mid-2021.

Currently, the trajectory of the COVID-19 outbreak remains highly uncertain. The extent to which COVID-19 will continue to impact our business and results of operations will depend on evolving factors, such as the duration and severity of the outbreak, containment measures, the availability and efficiency of providing vaccines to the worldwide population; and governmental, business and individual actions in response to the pandemic. However, we will continue to assess our operations for any impacts, trends and uncertainties involving the pandemic’s effects on economic activity and the particular effects on our industry and business, including the construction and renovation markets, our sales, availability and price of our raw materials, and the extent to which our business may be materially and adversely affected. For a discussion of certain risks associated with the COVID-19 pandemic, see “ITEM 1.A. Risk Factor—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and financial results.”

E.	Critical Accounting Estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could have a materially adverse effect on our reported results.

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

Lease accounting

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding Right-Of-Use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. We adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing on the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. See Note 2 and Note 10 to our Consolidated Financial Statements for the year ended December 31, 2021 for further information regarding leases.

Allowance for credit loss

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any substantial losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for credit loss for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for credit loss are recorded in general and administrative expenses. Our allowance for credit loss was $9.0 million, $6.8 million and $2.5 million as of December 31, 2021, 2020 and 2019, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and of raw materials. Inventories are valued at the lower of cost or net realizable value, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method which approximates actual cost on a weighted average basis. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and aging. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory provisions are provided to cover risks arising from slow-moving items, discontinued products, excess inventories and net realizable value lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $16.8 million, $16.6 million and $18.2 million as of December 31, 2021, 2020 and 2019, respectively.

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

As of December 31, 2021, our goodwill and identifiable intangible assets totaled $45.8 million and $9.6 million, respectively. The decrease in goodwill was mainly attributable to the exchange rates fluctuations and the decrease in intangible assets was mainly attributable to the amortization of intangibles assets related to the Lioli and Omicron acquisitions. We assess the impairment of goodwill of our reporting unit annually during the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that, the fair value of the reporting unit is less than is carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. We have only one reporting unit because all our components have similar economic characteristic, and we determine its fair value based on fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital, see also Note 2l and 7 in our financial statements.

As of December 31, 2021, 2020 and 2019, no impairment losses had been identified.

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

We asses AFS debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326.  Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that we intend to sell, or it is more likely than not that we will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income (loss). We did not record credit loss allowance on our marketable securities during the year ended December 31, 2021.

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

See Note 11 to our financial statements included elsewhere in this annual report and “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings” for further information regarding legal matters.

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

We file income tax returns in Australia, Canada, Israel, Singapore, England, India and the United States. The Israeli tax authorities audited our income tax returns for the fiscal years leading up to and including 2018 and we were examined by the IRS in the United States for our income tax return for the fiscal years leading up to and including 2016. We may be further subject to examination in the other countries in which we file tax returns and for any subsequent years. Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

Share-based compensation

We measure and recognize stock-based compensation expense based on the fair value measurement for all share-based payment awards made to our employees, including employee stock options and RSUs, over the service period for awards expected to vest. Stock-based compensation expense associated with employee stock options in 2021, 2020 and 2019 was $1.8 million, $2.9 million and $3.6, respectively.

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

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers, their dates of birth and positions as of March 15, 2022, are as follows:

Name	Date of Birth	Position
Officers
Yuval Dagim	December 13, 1962	Chief Executive Officer
Nahum Trost	September 24, 1978	Chief Financial Officer
David Cullen	April 10, 1959	Managing Director, APAC
Ken Williams	April 4, 1961	Managing Director, North America
Amir Reske	October 13, 1973	Managing Director, EMEA
Idit Maayan Zohar	November 11, 1972	Chief Marketing Officer
Efrat Rimmer	March 31, 1977	Vice President, Global Supply Chain and Commercial
Amihai Seider	November 29, 1967	Vice President, Global Production
Erez Margalit	July 14, 1967	Vice President, Global Research and Development
Ron Mosberg	December 15, 1979	General Counsel and Corporate Secretary
Efrat Yitzhaki	November 23, 1972	Vice President, Global Human Resources
Eyal Levy	May 26, 1970	Chief Information Officer

Directors
Dr. Ariel Halperin(4)	March 18,1955	Chairman
Nurit Benjamini (1)(2)(3)(5)(6)	October 27, 1966	Director
Lily Ayalon(1)(2)(3)(5)(6)	June 17, 1965	Director
Roger Abravanel (4)(5)	July 27, 1946	Director
Dori Brown(4)	September 2,1971	Director
Ronald Kaplan(3) (5)	August 15, 1951	Director
Ofer Tsimchi(1)(2)(5)	September 15, 1959	Director
Shai Bober	July 17,1975	Director
Tom Pardo Izhaki	June 3, 1983	Director
____________
(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating committee.
(4)	Member of our strategy committee.
(5)	Independent under the Nasdaq rules.
(6)	External director under the Israeli Companies Law.

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

Nahum Trost has served as our Chief Financial Officer since September 2021, Mr. Trost served as our Director of Finance, leading the corporate finance since 2014. Mr. Trost possesses over 18 years of experience in various financial roles, including extensive experience in financing, capital and accounting, primarily at companies with an international focus. Prior to joining us in April 2014, Mr. Trost served in various positions at Lumenis Ltd. and his last role was Vice President of Corporate finance. Mr. Trost also served as a CPA with Ernst & Young. He holds a bachelor’s degree in economics and accounting from the Haifa University, Israel, and a master’s degree in business economics from the Israeli Technological Institute Technion.

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

Idit Maayan-Zohar has served as our Global Chief Marketing Officer since February 2022. Prior to that, from 2012, Ms. Maayan-Zohar held various managerial positions in our Global Marketing Department, serving most recently as the Director of Global Marketing & Customer Experience. Previously, from 2006 to 2012, Ms. Maayan-Zohar served as Advertising Manager at Bank Hapoalim, one of the leading banks in Israel and prior to that as an Advertising Manager at Bezeq, The Israeli telecommunications company. Ms. Maayan-Zohar holds a B.A. in Business Administration from the College of Management Academic Studies and an M.B.A in Communication and Political Science from Bar-Ilan University.

Efrat Rimmer has served as our Vice President, Global Supply Chain and Commercial since February 2021. Prior to joining us, from July 2019 until January 2021. Ms. Rimer served as CEO and Co-founder of TreatMee Ltd., a company developing technological solutions and visual communication systems. Prior to that, from July 2001 to January 2019, Ms. Rimer served in various managerial positions at HP Ltd., including as VP Operations, from 2016 to 2019; Supply Chain strategy manager, from 2012 to 2016; Europe Strategic account manager, from 2009 to 2012; Global procurement manager, from 2005 to 2009; and as Production logistics manager & Lean manager, from 2001 to 2005. Ms. Rimer holds a B.Sc. in Industrial Engineering form Ben Gurion University, and an MBA from Ben Gurion University.

Amihai Seider has served as our Vice President, Global Production since March 2019. Prior to joining us, from August 2003, Mr. Seider held various managerial positions at Haifa Chemicals, Israel-based specialty fertilizer manufacturer including VP Operations from May 2012 and Plant Manager from September 2006 to May 2012. Previously, from 1994 to 2003, Mr. Seider held managerial roles at Electrochemical Industries (1952) Ltd., a manufacturer and distributer of chemical products including as Plant Manager from 2000 to 2003. Mr. Seider holds a B.Sc. in Chemical Engineering from Technion University, and an M.B.A. from Haifa University, Israel.

Erez Margalit has served as our Vice President Research and Development since August 2013 and joined us in December 2010 as our R&D Engineering Manager. Prior to joining us, from 2008 to October 2010, Mr. Margalit served as Director of Equipment, Reliability and Services of Fab1 and Fab2 of Tower Semiconductor Ltd., a manufacturer of microelectronic devices. From 2001 to 2008, Mr. Margalit served as Technical Manager for several departments in Tower Semiconductor Ltd. Mr. Margalit has specialized in designing, developing and implementing unique industry machinery for unique applications. Mr. Margalit holds a degree in Electronics (Practical Engineer) from Yezreel Valley College.

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

Eyal Levy has served as our Chief Information Officer since June 2021. Mr. Levy joined us in 2013 and has served as the manager of global business applications and as the global manager of digital, analytics & innovation. Prior to joining us, he held various managerial roles in leading consulting companies in the IT industry. He holds a BA in marketing from Baruch College and MBA in business management from the New York Institute of Technology and a CIO diploma from the Technion - Israel Institute of Technology.

Directors

Dr. Ariel Halperin has served as our Chairman of the board of directors since December 2016. Dr. Halperin previously served as our director from December 2006 to May 2013. He has served as the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, since 2004 and as a founding partner in Tenram Investments Ltd. a private investment company engaged in domestic and foreign real estate investments since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds’ portfolio companies, including Haifa Group., Qnergy Ltd., Gadot Chemical Terminals (1985) Ltd., Gadot Agro Ltd. and othe Gadot group members companies, Sharon Laboratories Ltd., Questar Ltd. and Ahern Agribusiness Inc. Dr. Halperin also holds several private investment companies. Dr. Halperin holds a B.A. in Mathematics and Economics and Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Nurit Benjamini has served as our external director under the Companies Law since December 2020. Since December 2013, Ms. Benjamini currently serves as the Chief Financial Officer of Crazy Labs Ltd., a world-wide leader in casual and hyper-casual game development, distribution and innovation. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer ofWix.com (NASDAQ: WIX); from 2007 to 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd., now Sigma Designs Israel Ltd., a subsidiary of Sigma Designs Inc. (NASDAQ: SIGM) and from 2000 to 2007, she served as the Chief Financial Officer of Compugen Ltd. (NASDAQ:CGEN). Ms. Benjamini currently serves as an external director and the chairperson of the audit committee of Gamida Cell Ltd. (NASDAQ: GMDA), as an external director and the chairperson of the audit and compensation committees of BiolineRx Ltd. (NASDAQ: BLRX), and as an external director and the chairperson of the audit committee of Allot Communications Ltd. (NASDAQ: ALLT). Ms. Benjamini earned both a B.A. degree in economics and business and an M.B.A. in finance from Bar Ilan University, Israel.

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

Roger Abravanel has served as our director since December 2016. During 2006, Mr. Abravanel retired from McKinsey & Company, a global management consulting firm, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of Teva Pharmaceutical Industries Ltd. (TASE: TEVA), a multinational pharmaceutical company, from 2007 to 2017, as a director of COFIDE—Gruppo De Benedetti SpA., an Italian holding company active in the healthcare and automotive industries, from 2008 until 2013, as a director of Luxottica Group SpA., an Italian premium, luxury and sports eyewear conglomerate, from 2006 to 2014, and as a director of Admiral Group plc, a car insurance provider in the U.K., from 2012 until 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), of The Phoenix Holdings Ltd. and of Genenta Science. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

Dori Brown has served as our director since December 2016. Mr. Brown previously served as our director from December 2006 to March 2012. Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and has acted as managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds’ entities and portfolio companies, including Optimax investments Ltd., Telefire Ltd., Scodix Ltd., Ha’bonim Industrial Valves Ltd. and Hamadia Doors. Mr. Brown also holds several private investment companies.  Mr. Brown holds an LL.B. degree from Bar Ilan University, Israel.

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

Ofer Tsimchi has served as our director since December 2014. He is a managing partner of Danbar Group Ltd., a management services firm, which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd., which develops and manufactures film products for high-shrink labels, candy wrappers and agro-textiles, from 2008 to 2011. Mr. Tsimchi has been a director of Redhill Biopharma (NASDAQ: RDHL), a specialty biopharmaceutical company focused on gastrointestinal diseases, since 2011, Maabarot Products Ltd., Israel’s leading developer, manufacturer, and marketer of a wide range of advanced nutrition and health products for people and pets, since 2014, and Kidron Industrial Materials Ltd., a manufacturer of chemical preparations, since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group, a manufacturer of precision molded plastic products and components. From 2002 until 2003, Mr. Tsimchi was a Business Development Manager of ProSeed Capital Fund, a venture capital firm. From 2000 until 2001, Mr. Tsimchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

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

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock-based compensation, for the year ended December 31, 2021, was $8.5 million. This amount includes $0.9 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

CEO Compensation

Pursuant to a services agreement we entered into with our Chief Executive Officer, Yuval Dagim, in consideration for services provided by Mr. Dagim, we pay Mr. Dagim monthly compensation of NIS 205,000 (approximately $66,000), as well as provide benefits that are customary for senior executives in Israel, such as reimbursement for the costs of a cellular phone and car fuel used in the course of performing his obligations.

Mr. Dagim is also entitled to an annual cash bonus of up to $840,000 based on quantitative performance goals of which up to $210,000 can be paid as a discretionary bonus subject to the Board’s evaluation of Mr. Dagim’s performance; provided, however, that such discretionary bonus will not be granted to the CEO in the event the Company does not have a positive EBITDA for the given fiscal year.

In addition, in August 2019, Mr. Dagim received a signing bonus in the amount of NIS 400,000 upon the completion of his first year with us (12 months).

In November 2018, Mr. Dagim was granted options to purchase 300,000 ordinary shares of the Company (the “Options”) and 40,000 RSU’s each representing a right to receive one ordinary share of the Company(the “CEO’s RSUs”). The exercise price of the Options is $15.65, which was the closing price of our ordinary shares as traded on Nasdaq at the date of approval of the grant by our board of directors. The Options and the CEO’s RSU’s were granted in accordance with, and subject to, all terms and conditions of the Company’s 2011 Incentive Compensation Plan and our customary option agreement, including, among other things, provisions for the adjustment of the exercise price of the options in case of distribution of dividends. The Options and the CEO’s RSUs are subject to a vesting schedule over a period of four years, as follows: 25% of the Options and the CEO’s RSUs will vest upon the lapse of each 12 months following the date Mr. Dagim joined Caesarstone, provided, however, that upon the lapse of the notice period, the amount of Options and the CEO’s RSUs which is equal to 75,000 and 10,000, respectively, multiplied by a fraction, the numerator of which will be the period elapsed as of the last date a portion of the Options and the CEO’s RSUs has vested and the denominator of which will be a 12 months period, will be accelerated and automatically be vested. The Options and the CEO’s RSUs will fully accelerate and vest in the event of a Change of Control (as such term is defined in the Company’s 2011 Incentive Compensation Plan).

In November 2021, Mr. Dagim was granted options to purchase 50,000 ordinary shares of the Company (the “New Options”). The exercise price of the Options is $13.23, which was the closing price of our ordinary shares as traded on Nasdaq at the date of approval of the grant by our board of directors. The Options were granted in accordance with, and subject to, all terms and conditions of the Company’s 2020 Incentive Compensation Plan and our customary option agreement, including, among other things, provisions for the adjustment of the exercise price of the options in case of distribution of dividends. The New Options are subject to a vesting schedule over a period of four years, as follows: 25% of the New Options will vest upon the lapse of each 12 months following the grant date, provided, however, that upon the lapse of the notice period, the amount of New Options which is equal to 12,500  multiplied by a fraction, the numerator of which will be the period elapsed as of the last date a portion of the New Options has vested and the denominator of which will be a 12 months period, will be accelerated and automatically be vested. The New Options will fully accelerate and vest in the event of a Change of Control (as such term is defined in the Company’s 2020 Incentive Compensation Plan). Mr. Dagim may be entitled to exercise the vested Options, subject to his option agreement and applicable law, until the earlier of (i) 120 days following his adjustment period (as described below), or (ii) the expiration of the New Options.

Mr. Dagim may be entitled to exercise his vested Options, subject to his option agreement and applicable law, until the earlier of (i) 120 days following his adjustment period (as described below), or (ii) the expiration of the Options.

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

We and Mr. Dagim may each terminate the agreement (other than for cause) with three (3) months prior written notice. Upon termination by us (not for cause), Mr. Dagim shall be entitled, in addition to the prior notice period, to an adjustment period of six (6) months. Upon termination by Mr. Dagim, subject to him completing a twelve (12) month engagement period with us, he shall be entitled in addition to the prior notice period, to an adjustment period of three (3) months.

Director Compensation

Each of our directors (other than the Chairman of the board of directors, Mr. Dori Brown, Mr. Roger Abravanel and Mr. Ronald Kaplan) is entitled to the payment of annual fee of NIS 120,000 (approximately $39,000) and payment of NIS 3,350 (approximately $1,100) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions adopted without an actual convening (meaning, unanimous written resolutions) and for participating through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced to 50%; and (2) for participation through media communication, the participation compensation will be reduced to 60%.

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

Until November 2021, Dr. Ariel Halperin, our chairman of the board of directors, was entitled to an annual fee in the amount of NIS 750,000 (approximately $233,000), payable in equal quarterly installments, and Mr. Dori Brown was entitled to the same fees of the other directors (other than the Chairman of the board of directors, Mr. Roger Abravanel and Mr. Ronald Kaplan). In November 2021, we entered into a management services agreement with Tene Growth Capital 3 Funds Management Company Ltd., the management company of the general partner of Tene Investment in Projects 2016, L.P., pursuant to which Tene Investment in Projects 2016, L.P. provides us with the services of an Executive Chairman of the Board (by Dr. Ariel Halperin), the services of an additional director (by Mr. Dori Brown) and regular business development advice for an aggregate annual management fee of NIS 870,000 plus VAT. The payment due pursuant to the Management Services Agreement replaced all other arrangements for payment to Dr. Ariel Halperin and Mr. Dori Brown as Chairman of the board of directors or director during the term of the Management Services Agreement. For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Individual Covered Executive Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2021. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
		(in U.S. dollars)
Yuval Dagim	762,492	459,853	407,195	-	1,629,540
Ken Williams	445,524	168,353	49,043	2,394	665,314
Erez Margalit	399,052	93,295	48,263	14,773	555,383
David Cullen	387,543	95,702	54,750	6,543	544,538
Efrat Rimer	319,277	85,116	113,399	16,310	534,102

(1)	All Covered Executives are employed by us on a full time (100%) basis.

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

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2021, based on the option’s and RSU’s award’s fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2w to our consolidated financial statements.

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

Indemnification agreements

Our articles of association permit us to exculpate, indemnify and ensure our directors and office holders to the fullest extent permitted by law, subject to limited exceptions. We have entered into agreements with each of our current directors and office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law. See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

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

The maximum aggregate number of our shares available for issuance as awards under the 2020 Plan is (i) 2,500,000 authorized but unissued shares, plus (ii) up to 1,000,000 shares carried over from the 2011 Plan, and shares underlying outstanding awards granted pursuant to the 2011 Plan if expired, cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares, which will be available for grant of awards pursuant to the 2020 Plan. However, except subject to certain adjustments, in no event will more than 3,500,000 shares be available for issuance pursuant to the exercise of incentive stock options. As of March 11, 2022, the number of ordinary shares allocated under the 2020 Plan was 431,165 ordinary shares. Considering the number of options and RSUs already granted, as of March 11, 2022, 2,216,720 ordinary shares remained available for future option or RSU grants under the 2020 Plan. As of March 11, 2022, the number of ordinary shares underlying outstanding equity awards allocated under the 2011 and 2020 equity incentive plans was 1,740,153 ordinary shares.

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

The 2020 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

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

In the event of termination of a grantee’s employment or service with the company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within one hundred and twenty (120) days after such date of termination, unless otherwise determined by the administrator, but in any event no later than the date of expiration of the award’s term. After such one hundred and twenty (120) day period, all unexercised awards will terminate, and the shares covered by such awards shall again be available for issuance under the 2020 Plan.

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

Board of directors and officers

As of the date of this report, our board of directors consists of ten directors, six of whom are independent under the Nasdaq rules, including Ms. Nurit Benjamini and Ms. Lily Ayalon, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External directors”). Specifically, our board of directors has determined that each of Ofer Tsimchi, Nurit Benjamini, Lily Ayalon, Ronald Kaplan and Roger Abravanel meets the independence standards under the rules of Nasdaq. In reaching this conclusion, the board of directors determined, following the recommendation of our nominating committee, that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

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

Our board of directors has determined that each of our external directors, Ms. Nurit Benjamini and Ms. Lily Ayalon, qualifies as an “audit committee financial expert,” as defined by the rules of the SEC, and has the requisite financial experience required by the Nasdaq rules and the Companies Law.

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

Under Israeli law, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Global Select Market, such as the Company, may be extended, indefinitely, in increments of additional three-year terms, in each case provided that: (i) both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the company; (ii) the appointment to the additional term is subject to the reelection provision described above; and (iii) the term during which the nominee served as an external director and the board of directors’ and audit committee’s reasoning for the extension of such term were presented before the general meeting of shareholders prior to the approval of the extension.

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

Compensation Policy under the Companies Law

In accordance with the Companies Law, we have adopted a compensation policy for our executive officers and directors. The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Companies Law.

The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder.

According to the Israeli Companies Law, the policy must be reviewed and readopted at least once every three years. The adoption of the compensation policy requires the approval of the compensation committee, the board of directors and our shareholders, in that order. The shareholders’ approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•
the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the adoption of the compensation policies; or

•
the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the adoption of the compensation policies, does not exceed 2% of the aggregate voting rights of our company.

In accordance with the Companies Law, our policy was last readopted in November 2020 by the compensation committee, the board of directors and our shareholders, and is filed as an exhibit to this Annual Report.

Strategy Committee

In February 2017, we established a strategy committee comprised of three of our directors, Mr. Roger Abravanel, Dr. Ariel Halperin and Mr. Dori Brown. Mr. Roger Abravanel serves as the chairperson of the strategy committee. The strategy committee maintains an ongoing, cooperative, interactive strategic planning process with our management, including the identification, setting and maintenance of strategic goals and expectations as well as the review of potential acquisitions, joint ventures, and strategic alliances. References to our strategy and strategic planning are intended to focus on our medium- and long-term initiatives versus day to day operations.

Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our Compensation Policy, then shareholder approval will also be required, as follows:

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

Code of Conduct and Business Ethics

Our board of directors adopted a written Code of Business Conduct and Ethics setting forth our expectations regarding personal and corporate conduct for all of our directors, officers, employees and representatives. For more information, see “Item 16B. Code of Ethics.”

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

Under the Companies Law and the Securities Law, 5728—1968 (“Securities Law”), a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

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

Our articles of association permit us to exculpate, indemnify and ensure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. We have agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is an amount equal to 25% of our shareholders’ equity on a consolidated basis, less a provision that was made for indemnification as stated, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made. Such indemnification amounts are in addition to any insurance amounts. Each office holder who previously received an indemnification letter from us and agreed to receive this new letter of indemnification, gave his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any; however, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

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

D. Employees

As of December 31, 2021, we had 2,272 employees, of whom 697 were based in Israel, including 28 individuals who provide services to us through our manpower agreement (“Manpower Agreement”) with Kibbutz Sdot-Yam, discussed below, and with whom we do not have employment relationships, 724 employees in the United States (including 193 employees in our Richmond Hill facility), 126 employees in Australia, 134 in Canada, 513 in India, 54 in the United Kingdom and 24 in Asia. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three fiscal years:

	As of December 31,
Department	2021	2020	2019
Manufacturing and operations	1,397	1,222	911
Research and development	24	26	15
Sales, marketing, service and support	651	580	424
Management and administration	200	171	151
Total	2,272	1,999	1,501
_________

The size of our global workforce increased by 273 employees in 2021. Such increase is primarily attributed to the ramping up of the Lioli facility and the additional support necessary to meet the increased demand primarily in the U.S.

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 11, 2022, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Executive Officers
Yuval Dagim	*	*
Nahum Trost	*	*
David Cullen	*	*
Ken Williams	*	*
Amir Reske	*	*
Idit Maayan Zohar	*	*
Efrat Rimer	*	*
Amihai Seider	*	*
Erez Margalit	*	*
Ron Mosberg	*	*
Efrat Yitzhaki	*	*
Eyal Levy	*	*
Directors
Dr. Ariel Halperin(2)	*	*
Nurit Benjamini	*	*
Lily Ayalon	*	*
Roger Abravanel	*	*
Dori Brown	*	*
Ronald Kaplan	*	*
Ofer Tsimchi	*	*
Shai Bober	*	*
Tom Pardo Izhaki	*	*
All current directors and executive officers as a group (21 persons)(2)
_________

*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 11, 2022, through the exercise of any option or warrant. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or other awards that are convertible into our ordinary shares within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or other agreements, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 34,475,995 ordinary shares outstanding as March 11, 2022.

All our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association—Voting.”

Our directors and executive officers hold, in the aggregate, (i) 632,109 options immediately exercisable or exercisable within 60 days from March 11, 2022 with. a weighted average exercise price of $18.2 per share and have expiration dates generally seven years after the grant date, and (ii) 50,192 RSUs that vest within 60 days from March 11, 2022.

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

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or other agreements that are currently exercisable or exercisable within 60 days of March 11, 2022, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The amounts and percentages are based upon 34,475,995 ordinary shares outstanding as of March 11, 2022.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494	40.7%
Tene Investment in Projects 2016, L.P.(2)(3)	14,029,494	40.7%
The Phoenix Holdings Ltd. (4)	2,287,901	6.6%
Global Alpha Capital Management Ltd. (5)	2,209,741	6.4%
BlackRock, Inc. (6)	1,906,485	5.5%

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

As of December 31, 2021, 28 of our employees, or 1.2% of our total workforce, were also members of Kibbutz Sdot-Yam.

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

(4) Based on Schedule 13G/A filed with the SEC on February 7, 2022 by The Phoenix Holdings Ltd., as of December 31, 2021, The Phoenix Holdings Ltd. held shared voting and dispositive power over 2,287,901 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of The Phoenix Holding Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of The Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) Based on Schedule 13G/A filed with the SEC on February 7, 2022 by Global Alpha Capital Management Ltd., as of December 31, 2021, Global Alpha Capital Management Ltd held sole voting power over 2,066,599 ordinary shares, and sole dispositive power over 2,209,741 ordinary shares. The address of the Global Alpha Capital Management Ltd. is 1800 McGill College, Suite 1300, Montreal, Quebec, H3A 3J6, Canada.

(6) Based on Schedule 13G/A filed with the SEC on February 3, 2022 by BlackRock Inc., as of December 31, 2021, BlackRock Inc. held sole voting power over 1,873,072 ordinary shares, and sole dispositive power over 1,906,485 ordinary shares. The address of the BlackRock Inc. is 55 East 52nd Street, New York, NY 10055.

Changes in Ownership

Prior to our IPO in March 2012, Kibbutz Sdot-Yam owned 18,715,000, or 70.1% of our ordinary shares. Immediately after the IPO, due to our issuance of ordinary shares, the Kibbutz’s ownership in our ordinary shares decreased to 56.1%. As a result of two subsequent public offerings of ordinary shares completed in 2013 and 2014, the Kibbutz sold 6,325,000 of the 17,765,000 ordinary shares it owned, decreasing its ownership percentage to 32.8% immediately after those offerings. Pursuant to the Shareholders’ Agreement, effective October 13, 2016, the Kibbutz sold to Tene 1,000,000 of its 11,440,000 ordinary shares and granted to Tene the Call Option to purchase 2,000,000 ordinary shares. During 2018, Tene purchased additional 2,589,494 ordinary shares in the open market. The parties also agreed to vote at general meetings of our shareholders together, such that they share voting power over 14,029,424 ordinary shares. As a result, as of March 11, 2022, the Kibbutz and Tene each beneficially owned 40.7% of our ordinary shares.

Beneficial ownership by holders of more than 5% of our ordinary shares is shown in the table above.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 11, 2022, there were three registered holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 59.3% of our outstanding ordinary shares.

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

Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $11.0 million in 2021, $9.4 million in 2020 and $9.5 million in 2019 (excluding VAT), as set forth in more detail below. We believe that these services are rendered to us in the ordinary course of our business and that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Under the Companies Law, we are required to approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years, unless the company’s audit committee, constituted in accordance with the Companies Law, determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances, or another exemption applies under Israeli law. Our audit committee has determined that the term of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, including our Manpower Agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011, as amended on July 30, 2015 and November 27, 2018 (except, as it relates to office holders which portion terminated in November 2021), and the Services Agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011, as amended on February 13, 2012, July 30, 2015, November 27, 2018 and October 14, 2021.

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

Kibbutz Sdot-Yam currently permits us to use the land and facilities pursuant to a land use agreement which became effective in March 2012 and expires 20 years thereafter. Under the land use agreement, Kibbutz Sdot-Yam agreed to permit us to use approximately 100,000 square meters of land leased to the Kibbutz, consisting both of facilities and unbuilt areas, in consideration for an annual fee of NIS12.9 million ($4.0 million in 2013 and thereafter, plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011. The annual fee may be adjusted after January 1, 2021 or after January 1, 2018 if the Kibbutz is required to pay significantly higher lease fees to the ILA or Caesarea Development Corporation, and every three years thereafter if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel B.M. (“Bank Leumi”). Every addition or deletion of space is accounted for based on the original rates mentioned above.

In addition, in the land use agreement, we have waived any claims for payment of NIS 18.0 million ($4.6 million) from Kibbutz Sdot-Yam with respect to prior investments in infrastructure on Kibbutz Sdot-Yam’s lands used by us under the prior land use agreement.

During 2021, following a request by the Kibbutz, in accordance with its rights under the land lease agreements for Sdot-Yam and Bar-Lev facilities the terms of the land lease agreement, a market assessment of an appointed independent appraiser was obtained and following such appraisal process, we are required to pay an amount of NIS 18.6 million (US$ 6.0 million) and NIS 8.1 million (US$ 2.6 million) annually for each of the Sdot-Yam and the Bar-Lev facilities, respectively.

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

We have committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($1.1 million) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, we committed to pay NIS 200,000 (approximately $64,000) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment deducted in monthly installments over a four-year period beginning the year the construction completed from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to our Sdot-Yam facility.

In connection with this agreement, we reached non-monetary agreements with Kibbutz Sdot-Yam allowing them access to certain infrastructures located in the leased premises such as electrical, water and sewage.

While Kibbutz Sdot-Yam is responsible under the agreement for obtaining various licenses, permits, approvals and authorizations necessary for use of the property, we have waived any monetary recourse against Kibbutz Sdot-Yam for failure to receive such licenses, permits, approvals and authorizations.

Pursuant to these land use agreements, we paid to Kibbutz Sdot-Yam an aggregate of $5.3 million in 2021, $4.7 million in 2020 and $4.5 million in 2019.

Land purchase and leaseback agreement

On June 6, 2007, we entered into a long-term lease agreement with the ILA in the lands and facilities of the Bar-Lev Industrial Center for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. On March 31, 2011, we entered into a land purchase and leaseback agreement with Kibbutz Sdot-Yam, pursuant to which, effective as of September 1, 2012, Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev Industrial Park in consideration for NIS 43.7 million ($10.9 million). Pursuant to the land purchase and leaseback agreement, we were required to obtain certain third-party consents from, among others, the Israeli Tax Authorities and from the Israeli Investment Center. All such consents have been obtained. The land purchase and leaseback agreement were executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev land for a period of 10 years commencing in September 2012 that will be automatically renewed unless we give two years prior notice, for an additional 10-year term in consideration for an annual fee of NIS 4.1 million ($1.2 million) to be linked to the increase of the Israeli consumer price index. In accordance with the terms of the agreement, we elected to extend the term of the agreement for another 10 years until December 31, 2021.

Following a request by the Kibbutz, , in accordance with its rights under the land lease agreements for Sdot-Yam and Bar-Lev facilities the terms of the land lease agreement, a market assessment of an appointed independent appraiser was obtained, and amounts paid during 2021 are based on such appraisal.

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

Pursuant to the land purchase and leaseback agreement and agreement for additional land in connection with our Bar-Lev facility, we paid to Kibbutz Sdot-Yam an aggregate of $2.4 million in 2021 and $1.2 million in each of 2020 and 2019.

Manpower agreement

In March 2001, we entered into a Manpower Agreement with Kibbutz Sdot-Yam, which was amended in December 2006. Pursuant to the agreement, Kibbutz Sdot-Yam agreed to provide us with labor services staffed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (each a “Kibbutz Appointee”). This agreement was replaced by a new Manpower Agreement, signed on July 20, 2011, with a term of 10 years from January 1, 2011 that was automatically renewed on December 31, 2020 and will be further automatically renewed, unless one of the parties gives six months’ prior notice, for additional one-year periods until December 31, 2030. Our audit committee has determined that the term of the Manpower Agreement with Kibbutz Sdot-Yam is reasonable under the relevant circumstances except as it relates to office holders. In November 2021, the portion of the agreement that relates to office holders terminated and was not renewed.

Under the Manpower Agreement and addendums thereto, Kibbutz Sdot-Yam provides us with labor services staffed by Kibbutz Appointees. The consideration to be paid for each Kibbutz Appointee is based on our total cost of employment for a non-Kibbutz Appointee employee performing a similar role. The number of Kibbutz Appointees may change in accordance with our needs. Under the Manpower Agreement, we will notify Kibbutz Sdot-Yam of any roles that require staffing, and if the Kibbutz offers candidates with skills similar to other candidates, we will give preference to the hiring of the relevant Kibbutz members. Kibbutz Sdot-Yam is entitled under the Manpower Agreement, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee of manpower services through his or her employment by Kibbutz Sdot-Yam and require such appointee to become employed directly by us.

Under the Manpower Agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 (approximately $77 thousands) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation. Pursuant to the Manpower Agreement, we paid to Kibbutz Sdot-Yam an aggregate of $1.8 million in 2021, $2.1 million in 2020 and $2.4 million in 2019. As of December 31, 2021, we engaged 28 Kibbutz Appointees on a permanent basis.

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

On July 30, 2015, following the approval of our audit committee and the board, our shareholders approved an amended services agreement for a period of three years. On November 27, 2018, following the approval of our audit committee and the board, our shareholders approved a further amended services agreement (“Amended Services Agreement”) for an additional period of three years, which was extended in 2021 for an additional three year period. Under the Amended Services Agreement, Kibbutz Sdot-Yam continues to provide us with various services it provides in the ordinary course of our business. The amount that we pay Kibbutz Sdot-Yam under the Amended Services Agreement depends on the scope of services we will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from Kibbutz Sdot-Yam, considering its physical proximity to our manufacturing plant in Sdot-Yam and its expertise. The amounts we pay for the services are subject to certain adjustments for increases in the Israeli consumer price index. In addition, the Amended Services Agreement grants Kibbutz Sdot-Yam a right of first proposal in special projects with respect to the metal workshop services. The Amended Services Agreement also outlines the distribution mechanism between us and the Kibbutz for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with our business facilities. Each party may terminate such agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-days’ prior notice. In connection with such agreements, we paid to Kibbutz Sdot-Yam an aggregate of $1.5 million in 2021, $1.3 million in 2020 and $1.5 million in 2019.

From time to time, we enter into additional arrangements in the ordinary course of business, at market prices and on market terms, with Kibbutz Sdot-Yam, which are not material in accordance with related party transaction procedures adopted by our audit committee and our board of directors.

Management Services Agreement with Tene

In November 2021, we entered into a management services agreement with Tene Growth Capital 3 Funds Management Company Ltd., the management company of the general partner of Tene Investment in Projects 2016, L.P., pursuant to which Tene Investment in Projects 2016, L.P. provides us with certain management services for an aggregate annual management fee of NIS 870,000 plus VAT, paid in equal quarterly installments.

The fees for the services include (i) services provided by the active Chairman of the Board (who will devote his time in accordance with our needs, as required from time to time, with the scope of the position estimated to be approximately 28 hours per month); (ii) one (1) director service; and (iii) regular business development advice, including financial and strategic advice made available by Tene Management through its employees, officers and directors and/or consultants (the “Management Services”).

During the term of the Management Services Agreement, either party has the right to terminate the Management Services detailed in section (iii) of the definition of the Management Services above at any time and for any reason or for no reason upon thirty (30) days prior written notice to the other party and following such termination the annual management fee shall be reduced to NIS 750,000 plus VAT.

We agreed to reimburse Tene Management for all expenses reasonably required in the performance of the Management Services under the Management Services Agreement pursuant to the terms and conditions of our policies, as may be amended from time to time.

The Management Services pursuant to the agreement will be provided by Dr. Ariel Halperin and Mr. Dori Brown and/or officeholders of Tene Management, and if necessary, by employees and/or consultants of Tene Management, depending on our needs.

The term of the Management Services Agreement is for three (3) years commencing the date the agreement was approved by our shareholders on November 17, 2021. Either party has the right to cancel the Management Services Agreement at any time for any reason or for no reason upon thirty (30) days written notice to the other party or effective immediately if Tene Managements’ representatives are no longer serving as our directors.

At the end of the term of the Management Services Agreement the parties may decide to extend it, subject to the receipt of approvals required under applicable Israeli laws.

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

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2021, please see pages F-4 to F-5 of this report.

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

The remaining disputed amounts relating to the said breach, as well as WOMAG's claim for loss of profits shall be the subject of further hearings. An application for the removal of Judge Joffe as the arbitrator, was submitted by the Company to the South Africa High Court during 2021, therefore, the Company expects a delay in the hearing process.

Claims related to alleged silicosis and other injuries

Overview

We are subject to numerous claims by former employees, fabricators, their employees or the NII in Israel, alleging that workers contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products. Engineered stones, including our products, are typically comprised of approximately (on average) 85% silica, and smaller concentrations of silica are present in natural stones. Therefore, in some of the lawsuits it is claimed that fabrication of engineered stones creates higher exposure to crystalline silica dust, and, accordingly, creates a higher risk of such illnesses.

Since 2008, we have been named, either directly or as a third party defendant, in numerous lawsuits alleging damages allegedly caused by exposure to RCS related to our products filed by individuals (including fabricators and their employees, and our former employees), their successors, employers and the State of Israel, and in subrogation claims by the NII, WorkerCover of several states in Australia, and others.

As of December 31, 2021, we were subject to pending lawsuits with respect to 154 injured persons globally (of which 114 were in Israel, 38 in Australia and 2 in the United States) and had received pre-litigation demand letters with respect to additional 18 persons, in each case relating mainly to silicosis claims.

Since 2008 and through December 31, 2021, lawsuits with respect to 185 injured persons that were filed against us were settled or dismissed (158 claims in Israel and 27 in Australia).

With respect to claims filed in Israel, a judgment was entered by the District Court during 2013, pursuant to which we were found to be comparatively liable for 33% of the plaintiff’s total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence of the plaintiff, and on the State of Israel at 27%. Following an appeal to the Israeli Supreme Court, the parties entered into a settlement agreement and the District Court’s ruling was cancelled, although it remains a non-binding guideline.

In November 2015 and in May 2017, we entered into agreements with the State of Israel and with our main distributors in Israel, respectively, with the consent of our insurance carriers, under which we agreed with the State and each of our main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period (NII claims are excluded from our agreement with the State) and on the apportionments between us of the total liability of us, the State, and the distributors, if found, in such claims. During January 2020, the State of Israel approved an additional 5 years extension to this agreement, and during 2021 one of our distributors decided not to extent the agreement, due to the termination of its commercial relationship with the Company.

With respect to claims filed in Australia, while there is still no precedent in Australia as to the liability of manufacturers and suppliers in silicosis claims, our insurance carriers acting within their rights under our insurance policies have elected to negotiate and/or agree to settlements in most Australian cases. This practice has led us to recognize these claims as probable and include a provision with respect thereto. See Note See Note 11 of the notes to the financial statements included elsewhere in this annual report. We may still elect to defend ourselves in such claims. If we were to fail in any claim, a precedent may be set against the Company, which may also adversely affect our position in other claims. See also “ITEM 3.D. Key Information—Risk Factors— Results of Silicosis and other bodily injury claims may have a material adverse effect on our business, operating results, and financial condition”.

Class Action Claim in Israel

A lawsuit by a single plaintiff and a motion for its class certification were filed against us in April 2014 in the Central District Court in Israel mainly claiming we did not provide adequate warnings with respect to our products and that by our conduct we violated the plaintiff’s autonomy.

On January 4, 2018, the Company and the plaintiff submitted to the Israeli District Court a settlement agreement, which was approved in July 2021. The claim was dismissed and the Company is liable to make payments on a one time basis, without any admission of liability, in an aggregate amount of approximately NIS 9.0 million (approximately $2,894) to fund certain safety related expenses at fabrication facilities in Israel, as well as certain plaintiff fees and legal expenses. The performance of the settlement agreement is expected to continue during 2022.

Our Probable Risks Related to Outstanding Claims

We intend to contest the pending claims against us, although there can be no assurance that we will succeed in these claims and it is probable that we will be liable for damages in connection with such lawsuits. As of December 31, 2021, we estimated that our total exposure with respect to all then-pending lawsuits in Israel and Australia related to 152 injured persons and the un-asserted NII claims was approximately $42.9 million, although the actual outcome of such lawsuits may vary significantly from such estimate. The number of injured persons takes into account the claim filed with a motion for its recognition as a class action and does not include pre-litigation demand letters and settled claims for which the settled amount has not been paid yet.

Insurance

We currently have global product liability insurance, which applies, subject to certain terms and limitations, to claims that may be submitted against us worldwide during the insurance policy term. This policy covers only claims that are beyond $25 million per claim and per aggregate during the policy term from October 1, 2020 to April 1, 2022, up to an amount of $35 million per claim and per year. Our global product liability insurance policy is effective until April 2022. The policy covers only illnesses diagnosed after February 2010. Although we will seek to renew our product liability insurance to cover silicosis related claims, there is no assurance that we will be successful in its renewal, specifically as currently Israeli and Australian policies do not cover newly diagnosed silicosis related claims. In addition to the global product liability policy, we have regional product liability insurance policies in the United States and Canada, each with a coverage of up to $20 million per claim or per year, each in its relevant local currency, subject to certain terms and limitations, with relatively low deductibles.  In India, we have a public liability insurance policy in the amount of INR 500 million ($6.7 million) effective until April 23, 2022.

Our employer liability insurance excludes silicosis damages and, therefore, in case that we are found liable for any of our employees’ illness with silicosis, we will have to bear compensation for such damages, after the deduction of payments made by the NII to an employee of ours, which might have an adverse effect on our business and results of operations. However, in few cases, our carrier agreed to contribute (without admission) towards settlements albeit the silicosis exclusions.

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

Dividends

In February 2020, we revised our dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (already defined as the “Calculated Dividend”), subject in each case to approval by the Company’s board of directors. If the Calculated Dividend is less than $0.10 per share, no dividend shall be paid. In the fourth quarter of 2019, we distributed a cash dividend in the amount of $0.15 per share, in the fourth quarter of 2020, we distributed a cash dividend in the amount of $0.14 per share, in the second quarter of 2021, we distributed a cash dividend in the amount of $0.21 per share and in the fourth quarter of 2021, we distributed a cash dividend in the amount of $0.10 per share, in each case subject to withholding tax of 20%. We cannot provide assurances regarding the amount or timing of any dividend payments and may decide not to pay dividends in the future.

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

B.	Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 35,579,091are issued and 34,475,995 are outstanding as of March 11, 2022.

A copy of our amended and restated articles of association is attached as Exhibit 1.1.

The information called for by this item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated herein by reference.

Listing

Our ordinary shares are listed on the Nasdaq Global Select Market under the symbol “CSTE.”

C.	Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location in This Annual Report
Agreements with Kibbutz Sdot-Yam	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam.”
Management Services Agreement with Tene	“ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Management Services Agreement with Tene.”
Agreements with Breton S.p.A. (Italy)	“ITEM 3: Key Information—Risk Factors—If we are unable to manufacture and/or ship our existing products globally as planned, our results of operations and future prospects will suffer.”
Form of Indemnification Agreement	“ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of officer holders.”

D.	Exchange Controls

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

Law for the Encouragement of Industry (Taxes), 5729-1969

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

Law for the Encouragement of Capital Investments, 1959

The Investment Law provides certain incentives for capital investment in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise and a Special Preferred Technology Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005, as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”).The 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

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

Under the 2011 Amendment and from January 1, 2011, our facilities have “Preferred Enterprise” status, which entitles us to tax benefits at a flat reduced corporate tax rate that will apply to the industrial enterprise’s entire preferred income.. From 2017 onwards, tax rate for the income portion related to Bar-Lev is reduced to 7.5% and Sdot-Yam tax rate remains unchanged.

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

The new incentives regime will apply to “Preferred Technology Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were at least 7% on average of one year out of the company’s turnover or exceeded NIS 75 million (approximately $20 million) for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.1 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.7 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

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

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (23% in 2021). As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our securities is taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (meaning, a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control” (including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2021 and a marginal tax rate of up to 47% +3% surtax, for an individual in 2021 unless the benefiting provisions of an applicable treaty applies.

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

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to a Preferred Enterprise’s income from the amount distributed at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals –20% and (iii) non-Israeli residents – 25% or 30%, and subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate – 20% or a reduced tax rate provided under the provisions of an applicable double tax treaty. If the dividend is distributed from income not attributed to the Preferred Enterprise, the following withholding tax rates will apply: (a) for securities registered and held by a Nominee Company: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% and (iii) non-Israeli residents – 25%, unless a reduced tax rate is provided under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate); (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% or 30% (if the dividend recipient is a Controlling Shareholder at the time of the distribution or at any time during the preceding 12 month period), and (iii) non-Israeli residents – 25% or 30% as referred to above with respect to Israeli resident individuals, unless a reduced tax rate is provided under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 647,640 for 2021and NIS 663,241 for 2022), which amount is linked to the annual changes to the Israeli Consumer Price Index), will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes, but is not limited to, taxable capital gains from the sale of securities and taxable income from interest and dividends.

United States federal income taxation

The following is a description of the material United States federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders that hold such ordinary shares as capital assets for United States federal income tax purposes. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S-corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement; or

•	holders that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets, which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as directly receiving its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on the composition of our income, the composition and estimated fair market value of our assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2022. However, no official determination as to our PFIC status has been made for the year ended December 31, 2021. Additionally, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for a particular taxable year until after the close of the taxable year. Moreover, the determination of our PFIC status annually is based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The majority of our revenues are denominated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 18.4%, 21.3% and 19.8% of our revenues in 2021, 2020 and 2019, respectively. Sales in Canadian dollars accounted for 13.1%, 14.9% and 15.7% of our revenues in 2021, 2020 and 2019, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian dollars, Australian dollars British pound and Singaporean dollars. As a result, a revaluation of the NIS, or to a lesser extent, the Euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar
2019	(3.1)%	1.2%	5.3%	(1.6)%
2020	(0.6)%	(0.9)%	3.7%	2.0%
2021	8.7%	6.9%	6.4%	3.6%

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $8.6 million in 2021.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $5.4 million in 2021.

Devaluation of NIS relative to the U.S. dollar would decrease our revenues generated in Israel. However, our NIS operating costs when reported in U.S. dollars would decrease to a greater extent, resulting in higher operating income. As a result, assuming a 10% decrease in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would increase by $9.1 million in 2021.

An appreciation of the Euro relative to the U.S. dollar would increase our revenues generated in Europe and certain other countries. However, our Euro operating costs when reported in U.S. dollars would increase to a greater extent, resulting in lower operating income. Assuming a 10% increase in the Euro relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $2.4 million in 2021.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our most significant exposure as of December 31, 2021, relates to a potential change in the exchange rate of the Canadian dollar and British pound and to a lesser extent to the Singaporean dollar, and the Indian Rupee relative to the U.S. dollar. Assuming a 10% decrease in the NIS, Australian dollar and the EUR relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have decreased by $0.2 million, $0.1 million and $0.1 million, respectively. Assuming a 10% decrease in the Canadian dollar, GBP, Singaporean dollar relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have increased by $1.1 million, $1.2 million and $0.3 million in 2021, respectively.

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

As of December 31, 2021, we had the following foreign currency hedge portfolio (U.S. dollar in thousands):

		USD/NIS	EUR/USD	GBP/USD	USD/CAD	AUD/USD	TOTAL

Buy forward contracts	Notional	—	26,450	—	—	—	26,450
Fair value		—	(329)	—	—	—	(329)
Average rate		—	1.15	—	—	—	—
Sell forward contracts	Notional	17,089	—	—	24,410	7,880	49,379
Fair value		297	—	—	786	614	1,697
Average rate		3.160	—	—	1.233	0.788	—
Buy put options	Notional	—	—	—	—	—	—
Fair value		—	—	—	—	—	—
Average rate		—	—	—	—	—	—
Sell call options	Notional	—	—	—	—	—	—
Fair value		—	—	—	—	—	—
Average rate		—	—	—	—	—	—
Total notional value		17,089	26,450	—	24,401	7,880	75,829
Total fair value		$297	$(329)	—	$786	$614	$1,368

As of December 31, 2021, net embedded gain on our foreign currency open derivatives transactions were $1.37 million. As of December 31, 2020, net embedded losses on our foreign currency open derivatives transactions were $3.6 million. As of December 31, 2019, net embedded losses on our foreign currency open derivatives transactions were $0.4 million.

For the year ended December 31, 2021, our finance income resulted from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $2.1 million. For the year ended December 31, 2020, our finance income generated from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $0.8 million. For the year ended December 31, 2019, our finance expenses generated from derivatives including the impact of the foreign exchange rate revaluation were $2.1 million.

Interest rates

We had cash and short-term bank deposits totaling $74.3 million on December 31, 2021. Our cash, cash equivalents and short-term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: Controls and Procedures

(a)          Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2021 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)          Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2021. This report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

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

ITEM 16B: Code of Ethics

The Company has adopted a code of ethics (“Code of Ethics”) that applies to all the employees, directors and officers. We have posted these codes on our corporate website at https://ir.caesarstone.com/governance/governance-documents/default.aspx. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

Waivers of our Code of Ethics may only be granted by the board of directors. Any amendments to this Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2021.

ITEM 16C: Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2021	2020
	(in thousands of U.S. dollars)
Audit fees(1)	$789	$619
Audit-related fees(2)	103	87
Tax fees(3)	128	119
All other fees(4)	72	528
Total	$1,092	$1,353

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2021 and 2020, and its internal control over financial reporting as of December 31, 2021 and 2020, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor.

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

Otherwise, we comply with the Nasdaq corporate governance rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. We are also subject to Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel. Finally, unlike Nasdaq rules, which requires listed issuers to make annual reports on Form 20-F available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report on Form 20-F containing audited financial statements available to our shareholders at our offices (in addition to a public website).

We may in the future provide the Nasdaq Global Select Market with an additional letter or letters notifying the organization that we are following our home country practices, consistent with the Companies Law and practices, in lieu of other requirements of Nasdaq Rule 5600.

ITEM 16H: Mine Safety Disclosures

Not applicable.

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

[Not applicable.]

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended (1)
1.2	Memorandum of Association of the Registrant (2) ∞
2.1	Description of the Registrant’s Securities. (3)
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (4) ∞
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (4) ∞
4.3	Letter Agreement between the Registrant and Mikroman Madencilik San ve TIC.LTD.STI for 2021-2022 **
4.4	2011 Incentive Compensation Plan, as Amended (5)
4.5	2020 Share Incentive Plan (6)
4.6	Form of Letter of Exemption and Indemnification (7)
4.7	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (4) ∞
4.8	Addendum, dated February 13, 2012, to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (4) ∞
4.9	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (4) ∞
4.10	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated October 2021 ∞
4.11	Management Services Agreement, by and between Tene Growth Capital 3 Funds Management Company Ltd. and the Registrant, dated November 2021
4.12	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (4) ∞
4.13	Amended and Restated Compensation Policy of Caesarstone Ltd. (8) ∞
4.14	Letter Agreement between the Registrant and Polat Maden Sanayi ve Ticaret A.S. for 2021-2022**
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)
15.2	Consent of Grant Thornton Audit Pty Ltd.
15.3	Consent of Freedonia Custom Research, a division of Marketresearch.com INC.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
___________________

(1)
Previously filed with the Securities and Exchange Commission on March 23, 2020 as Exhibit 1.1 to the Company’s  annual report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.

(2)
Previously filed with the Securities and Exchange Commission on March 6, 2012 as Exhibit 3.1 to the Company’s  registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(3)
Previously filed with the Securities and Exchange Commission on March 23, 2020 as Exhibit 2.1 to the Company’s  annual report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on February 16, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(5)
Previously filed with the Securities and Exchange Commission on March 7, 2016 pursuant as Exhibit 4.5  to the Company’s annual report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.

(6)
Previously filed with the Securities and Exchange Commission on December 23, 2020 as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-251642) and incorporated by reference herein.

(7)	Previously filed with the Securities and Exchange Commission on October 13, 2021 as Exhibit 99.1 to the Company’s current report on Form 6-K and incorporated by reference herein.

(8)	Previously filed with the Securities and Exchange Commission on October 10, 2020 as Exhibit 99.1 to the Company’s current report on Form 6-K and incorporated by reference herein.

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

Caesarstone Ltd. By: /s/ Yuval Dagim Yuval Dagim Chief Executive Officer

Date: March 15, 2022

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

- - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Caesarstone Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Caesarstone Ltd. (and subsidiaries) (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We did not audit the financial statements of Caesarstone Australia Pty Ltd., a wholly-owned subsidiary, which reflect total assets of constituting 11% at December 31, 2021 and 2020, and total revenues constituting 18% in 2021, 21% in 2020 and 20% in 2019 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Ltd., is based solely on the report of the other auditors.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 15, 2022 expressed an unqualified opinion thereon.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
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

Auditing the Company’s accounting for the Silicosis provision was complex due to the significant estimation required in determining the Company’s liability amount of $43 million. The estimate of the provision involved significant estimation uncertainty primarily due to the different stages of legal claims and the probability of loss, which in turn led to a high degree of auditor judgment and effort in performing procedures and evaluating management's conclusions related to these legal claims.

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

Valuation of Goodwill
Description of the matter
As reflected in the Company’s consolidated financial statements, at December 31, 2021, the Company’s goodwill was $45.8 million. As disclosed in Note 7 to the consolidated financial statements, goodwill is tested for impairment at least annually or more frequently if indicators of impairment require the performance of an interim impairment assessment. The Company operates as one reporting unit. As of December 31, 2021 the Company identified an indicator for goodwill impairment as the market capitalization of the Company was lower than the equity book value.

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

We also evaluated the related disclosures included in Notes 21 and 7 to the consolidated financial statements.

/s/KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2004

Tel-Aviv, Israel
March 15, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Caesarstone Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Caesarstone Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). In our opinion, Caesarstone Ltd. and subsidiaries (the Company) based on our audit and the report of other auditors maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Caesarstone Australia Pty Ltd. a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 11% and 21%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021. The effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 15, 2022 expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

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

/s/KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Tel-Aviv, Israel
March 15, 2022

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$74,315	$114,248
Short-term available for sale marketable securities	3	11,228	8,112
Trade receivables (net of allowance for credit loss of $9,036 and $6,783 at December 31, 2021 and 2020, respectively)		82,815	84,822
Other accounts receivable and prepaid expenses	4	35,443	26,481
Inventories	5	204,725	152,073

Total current assets		408,526	385,736

LONG-TERM ASSETS:
Severance pay fund		4,090	4,007
Other long-term receivables	11	449	1,675
Deferred tax assets, net	12	10,880	8,359
Long-term deposits and prepaid expenses		3,832	3,837
Long-term available for sale marketable securities	3	8,647	10,926
Property, plant and equipment, net	6	221,150	222,883
Operating lease right-of-use assets	10	154,652	123,928
Intangible assets, net	7	9,627	12,098
Goodwill	7	45,800	47,472

Total long-term assets		459,127	435,185

Total assets		$867,653	$820,921

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2021	2020
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long- term bank loan	8	$12,523	$13,122
Trade payables		81,369	55,063
Related party and other loan	14	2,276	2,221
Short term legal settlements and loss contingencies	11	22,592	31,039
Accrued expenses and other liabilities	9	64,534	55,570

Total current liabilities		183,294	157,015

LONG-TERM LIABILITIES:
Long-term other loans and financing liability of land from related parties	14	6,240	11,163
Long-term bank loan	15	-	9,543
Accrued severance pay		5,500	5,303
Deferred tax liabilities, net	12	4,992	6,943
Long-term warranty provision		1,280	1,274
Long term legal settlements and loss contingencies	11	20,859	21,910
Long-term operating lease liabilities	10	143,324	112,719

Total long-term liabilities		182,195	168,855

COMMITMENTS AND CONTINGENT LIABILITIES	11

REDEEMABLE NON-CONTROLLING INTEREST	1,2	7,869	7,701

EQUITY:	13
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2021 and 2020; 35,756,166 and 35,540,392 issued at December 31, 2021 and 2020, respectively; 34,473,070 and 34,437,296 shares outstanding at December 31, 2021 and 2020, respectively		371	371
Additional paid-in capital		161,929	160,083
Capital fund related to non-controlling interest		(5,587)	(5,587)
Accumulated other comprehensive income (loss), net		(704)	1,083
Retained earnings		377,716	370,830
Treasury shares at cost – 1,103,096 ordinary shares at December 31, 2021 and 2020		(39,430)	(39,430)

Total equity		494,295	487,350

Total liabilities and equity		867,653	820,921

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2021	2020	2019

Revenues	$643,892	$486,412	$545,974
Cost of revenues	472,394	352,470	397,335

Gross profit	171,498	133,942	148,639

Operating expenses:

Research and development	4,216	3,974	4,146
Selling and marketing	85,725	62,047	66,770
General and administrative	50,845	39,081	40,681
Legal settlements and loss contingencies, net	3,283	6,319	12,359

Total operating expenses	144,069	111,421	123,956

Operating income	27,429	22,521	24,683
Finance expenses, net	7,590	10,199	5,578

Income before taxes on income	19,839	12,322	19,105
Taxes on income	1,950	4,700	6,243

Net income	$17,889	$7,622	$12,862

Net income (loss) attributable to non-controlling interest	(1,077)	404	-

Net income attributable to controlling interest	$18,966	$7,218	$12,862

Basic and diluted net income per share of Ordinary shares	$0.51	$0.21	$0.37

Weighted average number of Ordinary shares used in computing basic income per share (in thousands)	34,462	34,419	34,384

Weighted average number of Ordinary shares used in computing diluted income per share (in thousands)	34,570	34,474	34,460
The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Net income	$17,889	$7,622	$12,862

Other comprehensive income (loss) before tax:

Foreign currency translation adjustments	(2,186)	4,386	(608)
Unrealized income on foreign currency cash flow hedge	329	-	738
Unrealized income (loss) on available for sale marketable securities	(59)	21	-
Income tax expense related to components of other comprehensive income (loss)	(26)	(8)	(241)

Total other comprehensive income (loss), net of tax	(1,942)	4,399	(111)

Comprehensive income	15,947	12,021	12,751
Less - comprehensive income (loss) attributable to non-controlling interest	(1,232)	432	-

Comprehensive income attributable to controlling interest	$17,179	$11,589	$12,751
The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

								Capital
							Accumulated	fund
							other	related to
				Additional			comprehensive	non-
	Common stock			paid-in		Retained	income (loss),	controlling	Treasury	Total
	Shares	Amount		capital		earnings	net (1)	interest	shares	equity

Balance as of January 1, 2019	34,363,211	371		153,593		360,731	(3,177)	(5,587)	(39,430)	466,501

Other comprehensive loss	-	-		-		-	(111)	-	-	(111)
Net income attributable to controlling interest	-	-		-		12,862	-	-	-	12,862
Equity-based compensation expense related to employees (2)	-	-		3,632		-	-	-	-	3,632
Dividend paid	-	-		-		(5,160)	-	-	-	(5,160)
Cashless exercise of options and RSUs	34,565	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2019	34,397,776	371		157,225		368,433	(3,288)	(5,587)	(39,430)	477,724

Other comprehensive loss	-	-		-		-	4,371	-	-	4,371
Net income	-	-		-		7,218	-	-	-	7,218
Equity-based compensation expense related to employees (2)	-	-		2,858		-	-	-	-	2,858
Dividend paid	-	-		-		(4,821)	-	-	-	(4,821)
Cashless exercise of options and RSUs	39,520	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2020	34,437,296	371		160,083		370,830	1,083	(5,587)	(39,430)	487,350

Other comprehensive loss	-	-		-		-	(1,787)	-	-	(1,787)
Net income attributable to controlling interest	-	-		-		18,966	-	-	-	18,966
Equity-based compensation expense related to employees (2)	-	-		1,846		-	-	-	-	1,846
Adjustment to redemption value of the non-controlling interest	-	-		-		(1,399)	-	-	-	(1,399)
Dividend paid	-	-		-		(10,681)	-	-	-	(10,681)
Cashless exercise of options and RSUs	35,774	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2021	34,473,070	371		161,929		377,716	(704)	(5,587)	(39,430)	494,295

(1)	Accumulated other comprehensive income (loss), net, comprised of foreign currency translation, hedging transactions and marketable securities.
(2)	See also Note 13.
(*)	Less than $1.
The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Net income	$17,889	$7,622	$12,862

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	35,407	29,460	28,587
Share-based compensation expense	1,846	2,858	3,632
Accrued severance pay, net	121	(14)	(246)
Changes in deferred tax, net	(4,473)	(895)	(1,509)
Capital loss (gain) from sale of property, plant and equipment	(3)	340	326
Decrease (increase) in trade receivables	815	6,070	(5,032)
Decrease (increase) in other accounts receivable and prepaid expenses	(9,036)	9,318	(6,346)
Decrease (increase) in inventories	(54,189)	313	35,303
Decrease in trade payables	28,277	(17,938)	(6,663)
Increase (decrease) in warranty provision	112	(371)	69
Legal settlements and loss contingencies, net	3,283	6,319	12,359
Decrease (increase) in right of use assets	25,906	(12,154)	1,319
Changes in lease liabilities	(22,085)	16,126	2,602
Contingent consideration related to acquisition	(288)	-	-
Amortization of premium and accretion of discount on marketable securities, net	412	161	-
Changes in accrued interest related to marketable securities	42	(1)	-
Increase (decrease) in accrued expenses and other liabilities including related party	(3,352)	404	5,786

Net cash provided by operating activities	20,684	47,618	83,049

Cash flows from investing activities:

Net cash paid for acquisitions	-	(28,962)	-
Purchase of property, plant and equipment	(31,477)	(19,824)	(23,590)
Proceeds from sale of property, plant and equipment	9	13	66
Repayment of assumed shareholders loan related to acquisition	(1,966)	-	-
Investment in marketable securities	(11,738)	(24,456)	-
Sales and maturity of marketable securities	10,395	5,271	-
Increase in long-term deposits	(108)	(347)	(63)

Net cash used in investing activities	(34,885)	(68,305)	(23,587)
The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from financing activities:

Dividend paid	$(10,681)	$(4,821)	$(5,160)
Repayment of short-term bank credit and loans, net	(11,761)	(18)	(7,771)
Contingent consideration related to acquisition	(1,492)	-	-
Repayment of a financing liability of land	(1,320)	(1,245)	(1,196)

Net cash used in financing activities	(25,254)	(6,084)	(14,127)

Effect of exchange rate differences on cash and cash equivalents	(478)	1,647	475

Increase (decrease) in cash and cash equivalents	(39,933)	(25,124)	45,810
Cash and cash equivalents at beginning of year	114,248	139,372	93,562

Cash and cash equivalents at end of year	$74,315	$114,248	$139,372

Cash received (paid) during the year for:

Interest paid	$(1,915)	$-	$-

Interest received	$465	$460	$976

Tax paid	$(7,377)	$(3,676)	$(10,155)

Non cash activity during the year for:

Changes in trade payables balances related to purchase of property, plant and equipment	$(56)	$(356)	$(3,235)
Operating lease liabilities and right-of-use assets	$57,343	$60,750	$73,366

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL

a.	General:

Caesarstone Ltd. (formerly: Caesarstone Sdot-Yam Ltd.), incorporated under the laws of the State of Israel, was founded in 1987.

Caesarstone Ltd. and its subsidiaries (collectively, the "Company" or "Caesarstone") develop, manufacture and market, high quality engineered quartz and other surfaces sold under the Company's premium Caesarstone brand. The Company's products are sold in over 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling markets and in the new buildings’ construction market. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

The Company has subsidiaries in Australia, Singapore, Canada, United Kingdom, India and the United States which are engaged in the manufacturing, marketing and selling of the Company's products in different geographic areas.

The Company manufactures its quartz products in three manufacturing facilities located in Kibbutz Sdot-Yam in central Israel, Bar-Lev Industrial Park in northern Israel and Richmond-Hill, Georgia in the U.S. which operates under the Company’s subsidiary in the United States, Caesarstone Technologies USA, Inc. Following the acquisition of Lioli (see also b below) the Company also manufacturing porcelain in its plant in India.

b.	Acquisition of Lioli Ceramica Pvt Ltd:

On October 5, 2020, the Company completed the acquisition of 55% of the shares of Lioli Ceramica Pvt Ltd ("Lioli"), a producer of porcelain countertop slabs in the total net consideration of $13,574.

The consideration included a contingent consideration arrangement that requires the Company to pay up to approximately $10,000 of additional consideration to Lioli’s minority shareholders subject to reaching certain EBITDA achievement. The fair value of the contingent consideration arrangement at the acquisition date was $1,492. During 2021 the criteria was partially met, and an additional related consideration amount of approximately $1,780 paid during 2021.

As of October 5, 2020, the fair value of the 45% non-controlling interests in Lioli amounted to $7,269. The fair value of the non-controlling interests was valued based on the transaction price and a Put Option criterion that the minority awarded in accordance with the share purchase agreement.

As part of the agreement, the Company granted Lioli’s minority shareholders a put option and Lioli’s minority shareholders granted the Company a call option for its interest, each exercisable any time after April 1, 2024 and before the 20th anniversary of the acquisition date based on a mechanism as set forth in the agreement between the parties As of December 31, 2021, the Company revaluated its Put Option, in accordance with ASC 820 "Fair Value Measurements and Disclosures", at level 3, and based on it the non-controling interest fair value in Lioli amounted to $7,869.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL (Cont.)
The Lioli acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations”.

The preliminary fair value estimates for the assets acquired and liabilities assumed for Lioli’s acquisition were based upon preliminary calculations and valuations, and the estimates and assumptions for this acquisition were subject to change as the Company obtains additional information during the respective measurement period to the information that was existed as of the acquisition date (up to one year from the respective acquisition dates). As of December 2021 the acquisition purchase price allocation was finalized. The following table summarizes the purchase price allocation of Lioli Acquisition at the acquisition date:

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
(3) As of October 5, 2020 Lioli had a loan from its minority shareholders (the "shareholders loan"), which included in the acquired net tangible assets. According to term of the transaction the Company will assume 55% of the shareholders loan. The assumed shareholders loan is included in the total purchase price and excluded from the loan balance in accordance to ASC 805 requirements. During 2021, the Company assumed and paid the 55% of the sharehlders loan in the amount of approximately $1,966.
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
In 2020, the Company recognized $545 of aggregate acquisition-related costs that were expensed in the consolidated statement of income in general and administrative expenses.
Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of income.

c.	Acquisition of Omicron Supplies, LLC:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL (Cont.)

The preliminary fair value estimates for the assets acquired and liabilities assumed for Omicron acquisition were based upon preliminary calculations and valuations, and the estimates and assumptions for this acquisition were subject to change as the Company obtains additional information during the respective measurement period to the information that was existed as of the acquisition date (up to one year from the respective acquisition dates). The following table summarizes the purchase price allocation of Omicron Acquisition:

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

In 2020, the Company recognized $376 of aggregate acquisition-related costs that were expensed in the consolidated statement of income in general and administrative expenses.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL (Cont.)

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of income.

d.	Major suppliers:

In 2021, the Company acquired approximately 62% of its quartz consumption from Turkey, of which approximately 40% was supplied by Mikroman Madencilik San ve TIC.LTD.STI ("Mikroman"), constituting approximately 25% of Company's total quartz, and approximately 33% was supplied by Polat Maden Sanayi ve Ticaret A.Ş. (“Polat”), constituting approximately 20% of Company’s total quartz. If Mikroman or Polat cease supplying the Company with quartz or if the Company's supply of quartz generally from Turkey is adversely impacted, the Company's other suppliers may be unable to meet the Company's quartz requirements. In that case, the Company would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of the Company's products. As a result, the Company may experience a delay in manufacturing, which could materially and adversely impact the Company's results of operations.

e.	The COVID-19 Pandemic:

During 2020 and partially also during 2021, the Company experienced disruptions to its business impacting revenues and its financial results. In order to mitigate the impact of the decline in business as a result of the pandemic, the Company implemented cost savings measures and in addition reduced its production capacity for these periods.

While the Company expects that this public health threat will continue to be eased by global vaccination and lifted restrictions on traveling, the current macro-economic environment and current uncertainties regarding the potential impact of COVID-19 may have on the Company’s business, there can be no assurance that the Company’s estimates and assumptions used in the measurement of various assets and liabilities in the financial statements will prove to be accurate predictions of the future. If the Company’s assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets and liabilities in the financial statements may be impaired.

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

f.	Marketable securities:

Marketable securities consist of corporate and governmental bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. In accordance with FASB ASC No. 320 “Investments - Debt and Equity Securities”, the Company classifies marketable securities as available-for-sale ("AFS").

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

The Company assessed AFS debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge of credit loss expenses (income), net, on the consolidated statements of comprehensive income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders' equity. The Company did not record credit loss allowance on its marketable securities during the year ended December 31, 2021.

g.	Derivatives:

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

As of December 31, 2021 and 2020, the notional amount of these forward contracts into which the Company entered was $17,089, and $0, respectively, and the unrealized income recorded in accumulated other comprehensive income, net, from the Company's currency forward NIS transactions was $297 and $0, respectively.

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

Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2021 and 2020, the notional amount of foreign exchange and styrene forward and option contracts into which the Company entered was $59,068 and $100,981, respectively. The foreign exchange and styrene forward and options contracts will expire at various times through 2022.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance sheet	Fair value of derivative instruments
		Year ended December 31,
		2021	2020
Derivative assets:

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	1,400	-
Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	297	-
Styrene forward contract	Other accounts receivable and prepaid expenses	204	-

Total		1,901	-

Derivative liabilities:

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Accrued expenses and other liabilities	(329)	(3,582)
Styrene forward contract	Accrued expenses and other liabilities	-	(209)

Total		(329)	(3,791)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Gain recognized in other comprehensive income, net		Gain (loss) recognized in statements of income
	Year ended December 31,		Statements of income	Year ended December 31,
	2021	2020	Item	2021	2020
Derivatives designated as hedging instruments:

Foreign exchange forward contract	297	-	Cost of revenues and Operating expenses	(68)	2,406

Derivatives not designated as hedging instruments:
Foreign exchange forward and options contracts	-	-	Financial expenses, net	2,135	(750)
Styrene forward contracts	-	-	Financial expenses, net	2,192	(2,120)

Total	297	-		4,259	(464)

h.	Inventories:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides the details of the change in the Company's provision for inventory write-downs:

	December 31,
	2021	2020

Inventory provision, beginning of year	$16,607	$18,226
Assumed from business combination	-	1,405
Increase in inventory provision	7,671	4,305
Write off	(7,489)	(7,329)

Inventory provision, end of year	$16,789	$16,607

i.	Property, plant and equipment, net:

1.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

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

3.	Depreciation is calculated using the straight-line method over the estimated useful life of the assets at the following annual rates:
%

Machinery and manufacturing equipment	4 - 33 (mainly 10)
Office equipment and furniture	7 - 33 (mainly 7)
Motor vehicles	10 - 30 (mainly 20)
Buildings	4 - 5
Prepaid expenses related to operating lease	1
Leasehold improvements	Over the shorter of the term of

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

The Company uses incremental borrowing rates based on the Company's implied credit rating which was based on Moody's Investors Service Rating Methodology for the Building Materials Industry (such credit rating was notched up due to collateralization) at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives, if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term. See also Note 10.

k.	Impairment of long-lived assets:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Goodwill:

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

The goodwill impairment test is performed according to the following principles:

(1)	An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

(2)
If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative fair value test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Warranty:

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

The following table provides the details of the change in the Company's warranty accrual:
	2021	2020

January 1,	$2,579	$2,916

Charged to costs and expenses relating to new sales	1,559	1,281
Costs of product warranty claims	(1,538)	(1,459)
Foreign currency translation adjustments	80	(159)

December 31,	$2,680	$2,579

n.	Revenue recognition:

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

1.        Identify the contract with a customer:

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

2.        Identify the performance obligations in the contract:

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

o.	Research and development costs:

Research and development costs are charged to the statement of income as incurred.

p.	Income taxes:

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

q.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2021, 2020 and 2019 were $15,307, $14,457 and $16,233, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables. The Company's cash and cash equivalents are invested primarily in USD, mainly with major banks in Israel.

The Company's debt marketable securities include investments in highly-rated corporate debentures (located mainly in U.S.) and governmental bonds. The financial institution that holds the Company's debt marketable securities is a major financial institution located in the United States. The Company believes that its marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company may invest in an issuer (see Note 2f).

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

No customer represented 10% or more of the Company’s total accounts receivables, net as of December 31, 2021 and 2020.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides the detail of the change in the Company's allowance for credit loss:

	2021	2020

January 1,	$6,783	$2,497

Charges to expenses	2,437	3,142
Write offs	(121)	(984)
Assumed from business combinations	-	2,066
Foreign currency translation adjustments	(63)	62

December 31,	$9,036	$6,783

s.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2021, 2020 and 2019 amounted to approximately $2,539, $2,292 and $2,189, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments:

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

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2021 and 2020 by level within the fair value hierarchy:

	Fair Value	Fair value measurements as of December 31,
Description	Hierarchy	2021	2020

Measured at fair value on a recurring basis:

Assets:

Cash equivalents:
Money market mutual funds	Level 1	$175	$1,011

Short-term marketable securities:
Corporate bonds	Level 2	$10,751	$7,607
Governmental bonds	Level 2	$477	$505

Derivatives:
Derivative assets	Level 2	$1,901	$-

Long-term marketable securities:
Corporate bonds	Level 2	$8,647	$10,434
Governmental bonds	Level 2	$-	$492

Liabilities:

Derivatives:
Contingent Consideration	Level 3	$-	$1,492
Derivative liabilities	Level 2	$(329)	$(3,791)

Redeemable Non-Controlling Interest	Level 3	$7,869	$7,701

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Basic and diluted net income per share:

Basic net income per share ("Basic EPS") is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. For the years ended December 31, 2021, 2020 and 2019 there were 1,344,673, 1,414,812 and 1,244,500 outstanding stock options, respectively, that were excluded from the computation of Diluted EPS, that would have had an anti dilutive effect if included.

v.	Comprehensive income and accumulated other comprehensive income (loss):

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

The total accumulated other comprehensive income ("AOCI"), net of tax was comprised as follows:

	December 31,
	2021	2020

Accumulated gain (loss) on marketable securities	$(40)	$13
Accumulated losses on derivative instruments	297	-
Accumulated foreign currency translation differences differences and other	(961)	1,070

Total accumulated other comprehensive income loss, net	$(704)	$1,083

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes the changes in AOCI, net of taxes for the year ended:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on marketable securities	Accumulated foreign currency translation differences and other	Total

Balance at January 1, 2020	-	-	(3,288)	(3,288)

Other comprehensive income (loss) before reclassifications	2,406	13	4,358	6,777
Amounts reclassified from AOCI	(2,406)	-	-	(2,406)

Net current period OCI	-	13	4,358	4,371

Balance at December 31, 2020	-	13	1,070	1,083

Other comprehensive income (loss) before reclassifications	229	(53)	(2,031)	(1,855)
Amounts reclassified from AOCI	68	-	-	68

Net current period OCI	297	(53)	(2,031)	(1,787)

Balance at December 31, 2021	297	(40)	(961)	(704)

The following table shows the amounts reclassified from AOCI into the Consolidated Statements of Income, and the associated financial statement line item, for 2021 and 2020:

	December 31,
	2021	2020
Affected line item in the consolidated statements of income

Cost of revenues	$(52)	$1,857
Research and development	(2)	61
Marketing and selling	(6)	217
General and administrative	(8)	271

Total gain (loss)	$(68)	$2,406

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.):

w.	Accounting for stock-based compensation:

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

In 2021 and 2020, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,
	2021	2020

Dividend yield	0 - 3%	0 - 3%
Expected volatility	45-48.0%	46.0%
Risk-free interest rate	1-1.5%	0.7%
Expected life (in years)	4-5.5	5.1

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

For the vast majority of the options granted in 2021 and 2020, the dividend yield is zero, due to adjustment mechanism with respect to the exercise price upon payment of a dividend. For those options granted without adjustment mechanism, the dividend yield applied is 3%.

x.	Redeemable non-controlling interest:

Following the acquisition of Lioli during 2020, the Company is party to a put and call arrangement with respect to the remaining 45% non-controlling interest in Lioli. Due to the existing put and call arrangements, the non-controlling interest is considered to be redeemable and is recorded on the balance sheet as a redeemable non-controlling interest outside of permanent equity.

The redeemable non-controlling interest is recognized at the higher of: i) the accumulated earnings associated with the non-controlling interest, or ii) the redemption value as of the balance sheet date (see also Note 1b).

The following table provides a reconciliation of the redeemable non-controlling interest:

	Year ended December 31,
	2021	2020	2019

Beginning of the year	$7,701	$-	$-

Assuming the non controlling interest due to acquisition	-	7,269	-
Net income attributable to non-controlling interest	(1,077)	404	-
Adjustment to Put option value (*)	1,399	-	-
Foreign currency translation adjustments	(154)	28	-

Redeemable non-controlling interest - end of the year	$7,869	$7,701	$-

(*)	See also Note 1b.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Contingencies:

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

z.	Business combination:

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

Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred. See also Note 1.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Impact of recently issued accounting standards:

Recently issued and adopted accounting standards:

1.
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including in interim periods. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting standards and not yet adopted by the Company:

2.
In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. This guidance will be effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is not permitted before fiscal years beginning after December 15, 2020. The Company do not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

3.
In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606). This guidance is effective for fiscal years beginning after 15 December 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:       MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities at December 31, 2021:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Accrued Interest	Fair value

Available-for-sale – matures within one year:
Corporate bonds	$10,688	$2	$4	$65	$10,751
Governmental bonds	472	-	-	5	477
Total	$11,160	$2	$4	$70	$11,228

Available for-sale – matures after one year:
Corporate bonds	$8,642	$-	$38	$43	$8,647
Governmental bonds	-	-	-	-	-
Total	$8,642	$-	$38	$43	$8,647

Total	$19,802	$2	$42	$113	$19,875

The following is a summary of available-for-sale marketable securities at December 31, 2020:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Accrued Interest	Fair value

Available-for-sale – matures within one year:
Corporate bonds	$7,570	$2	$2	$37	$7,607
Governmental bonds	504	-	-	1	505
Total	$8,074	$2	$2	$38	$8,112

Available for-sale – matures after one year:
Corporate bonds	$10,353	$13	$2	$70	$10,434
Governmental bonds	483	2	-	7	492
Total	$10,836	$15	$2	$77	$10,926

Total	$18,910	$17	$4	$115	$19,038

As of December 31, 2021 and 2020 the Company didn’t record an allowance for credit losses for its AFS marketable debt securities.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2021	2020

Prepaid expenses	$5,882	$5,567
Government authorities	14,289	8,176
Advances to suppliers	5,541	4,843
Derivatives	1,901	-
Other receivables (*)	7,830	7,895

	$35,443	$26,481

(*) Including mainly insurance receivables, see also note 11.

NOTE 5:-	INVENTORIES

	December 31,
	2021	2020

Raw materials	$35,896	$23,023
Work-in-progress	2,948	1,534
Finished goods	165,881	127,516

	$204,725	$152,073

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:

Machinery and manufacturing equipment, net (1)	$325,188	$304,679
Office equipment and furniture	32,362	26,807
Motor vehicles	5,150	4,533
Buildings and leasehold improvements	142,868	139,361
Prepaid expenses related to operating lease (2)	939	939

	506,507	476,319
Accumulated depreciation:

Machinery and manufacturing equipment, net	207,365	185,133
Office equipment and furniture	21,278	18,571
Motor vehicles	3,664	3,362
Buildings and leasehold improvements	52,896	46,226
Prepaid expenses related to operating lease	154	144

	285,357	253,436

Depreciated cost	$221,150	$222,883

(1)	Presented net of investment grants received in the total amount of $8,704.

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

Depreciation expense were $32,394, $28,829 and $28,587 for the years ended December 31, 2021, 2020 and 2019, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-      GOODWILL AND INTANGIBLES

a.	Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2020 are as follows:

Balance as of January 1, 2020	$35,218

Acquired through business combination (*)	10,619

Foreign currency translation adjustments	1,635

Balance as of December 31, 2020	47,472

Foreign currency translation adjustments	(1,672)

Balance as of December 31, 2021	$45,800

(*) See also Notes 1(b) and 1(c)

b.	Intangible assets:

	December 31,
	2021	2020
Original amounts:

Customer relationships	$12,193	$12,193

Accumulated amortization:

Customer relationships	(2,537)	(102)

Foreign currency translation adjustment	(29)	7

Total intangibles assets	$9,627	$12,098

(1)	Amortization expense amounted to $2,435 for the years ended December 31, 2021.

(2)	Estimated amortization expenses for the following years as of December 31, 2021:

2022	$2,407
2023	2,407
2024	2,407
2025	2,406

$9,627

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOAN

a.	Short-term bank credit and loans are classified as follows:

		Weighted average interest
	Currency	December 31,		December 31,
		2021	2020	2021	2020
		%

Short-term bank credit (c)	USD	-	3.3	$-	$8,326
Short-term bank credit	INR	11.4	12.6	$3,034	$2,816
Current maturities of Long-term bank loan and other (d)	INR	11.4	12.6	$9,489	$1,980
Total				$12,523	$13,122

b.
As of December 31, 2021 and 2020, the Company had short-term and revolving credit lines of approximately $18,860 and $18,187 (out of which $12,523 and $11,142, respectively, were utilized as presented in the table above), respectively, from various banks. As of December 31, 2021, the credit lines deriving from the acquisition of Lioli (see also Note 1).

The Company's current credit lines, if not extended, will expire through 2022.

c.	Short term bank credit assumed as part of the Omicron acquisitions and was fully repaid during 2021.

d.
As of December 2020, including mainly current maturities of long-term bank loan. As of December 31, 2021 the Company is not in compliance with the covenants under the loan agreement in Lioli and therefore presented as a short term loan.

The loan agreement with the bank in Lioli contains customary covenants. The financial covenants under the agreement prohibit Lioli from exceeding a ratio of net total debt to local EBITDA of 3.05:1 until its debt to the bank is repaid in full, while also requiring that Lioli maintains, at the end of each period (i) an interest coverage ratio of at least 2.77:1, (ii) ratio of principal plus interest compared to local EBITDA of at least 1.89:1 (iii) and fixed assets ratio out of the principal amount of the loan of at least 1.51:1. In addition the bank did not approve the change in controls took place upon acquisition of Lioli.

The Loan Agreement also contains certain customary negative covenants that require Lioli to refrain from certain actions unless bank’s consent obtained. Lioli debt is also secured by a floating charge on all of Lioli’s assets. See also Note 15.

During January 2022, the Company engaged with another bank and signed a new loan agreement.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2021	2020

Employees and payroll accruals	$17,676	$13,414
Accrued expenses	10,508	7,855
Advances from customers	2,690	959
Taxes payable	6,013	6,291
Warranty provision	1,400	1,305
Derivatives	329	3,791
Sales return provision	2,315	567
Operating lease liability short-term	22,772	18,854
Contingent consideration liability and other	831	2,534

	$64,534	$55,570

NOTE 10:-	LEASES

a.
As of December 31, 2021, the Company had operating lease agreements for facilities and vehicles in the United States, Canada, Australia, United Kingdom, Israel, India and Singapore. The Company’s leases have remaining lease terms of up to 15 years, some of which include options to extend the leases for up to five years. Such options are included in the lease term when it is reasonably certain that the option will be exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet, the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes. The Company uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

During 2021, the Company's lease fees related to the Land Use Agreement with the Kibbutz were amended. The amendment included an increase in the lease fees and was not accounted for as a new lease. As a result of the amendment, the operating lease right of use asset and liability increased by approximately $35.6 million. See also note 14c.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-   LEASES (CONT.)

b.	The following table summarizes the Company’s lease-related assets and liabilities recorded on the consolidated balance sheet:

	Classification	December 31, 2021	December 31, 2020
Assets:

Operating lease assets	Operating lease right-of-use assets	$154,652	$123,928

Total lease assets		$154,652	$123,928

Liabilities:

Current lease liabilities	Accrued expenses and other liabilities	22,772	18,854
Long-term lease liabilities	Long-term lease liabilities	143,324	112,719

Total lease liabilities		$166,096	$131,573

Lease term and discount rate:	December 31, 2021	December 31, 2020

Weighted-average remaining lease term — operating leases	8.82 years	8.99 years
Weighted-average discount rate — operating leases	2.12%	4.03%

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-   LEASES (CONT.)

c.	The components of operating lease cost for the year ended December 31, 2021 were as follows:

	December 31, 2021	December 31, 2020
Operating lease cost:

Operating lease expense	$25,083	$16,388
Variable lease expense	2,985	4,126
Short-term lease expense	20	158
Sublease income	(819)	(776)

Total operating lease cost	$27,269	$19,896

d.	The maturity of the Company’s operating lease liabilities for contracts with lease term greater than one year as of December 31, 2021 are as follows:

December 31,

2022	$25,995
2023	23,781
2024	20,769
2025	18,798
2026	17,729
2027 and thereafter	75,135

Total future lease payments (1, 2)	182,207
Less imputed interest	(16,111)

Total	$166,096

(1)	Total lease payments have not been reduced by sublease rental payments of approximately $1,476 due in the future under non-cancelable subleases.

(2)

As of December 31, 2021, the Company has additional operating lease payments, not included in the table above, that have not yet commenced of approximately $3,000. These operating leases will commence during 2022 with lease terms of 5 to 7 years.

e.	For additional information regarding lease transactions between related parties, refer to Note 14.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-   LEASES (CONT.)

f.	The following table presents supplemental cash flow information related to the lease costs for operating leases:

	December 31, 2021	December 31, 2020
Cash paid for amounts included in measurement of lease liabilities:

Operating cash flows for operating leases	$24,051	$16,100

Right-of-use assets obtained in exchange for new operating lease liabilities:

Operating leases	$57,342	$64,901

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

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

During 2018, WOMAG once again amended its claim, seeking a reduced amount of approximately EUR 5.8 million (approximately $6,640) plus interest on any capital sum awarded.

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

Following negotiations held during 2020 between the parties, on January 15, 2021, the Company paid WOMAG an amount of approximately EUR 7.2 million ($8,900) as part of the settlement for the majority of WOMAG’s claim for breach of contract. The remaining disputed amounts relating to the said breach, as well as WOMAG's claim for loss of profits are subject of a further hearing.

The Company, also based on its legal advisors, believes it has provided an adequate reserve for the outstanding claims as of December 31, 2021.

Bodily injury claims related to exposure to silica dust:

Overview:

The Company is subject to numerous claims mainly by fabricators, their employees or National Insurance Institute (the Israeli insurance institute -"NII" or Australian states Workcover institutes), alleging that fabricators contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting Company's products.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Individual claims in Israel

As of December 31, 2021, the Company is subject to 165 pending bodily injury claims (out of which 164 are individual claims and NII subrogation or related future probable claims, and one claim recognized as a class action) that have been submitted in Israel since 2008 against the Company directly, or that have named the Company as third-party defendant by fabricators or their employees in Israel, by the injurer's successors, by the NII or by others.

As of December 31, 2021, the Company has 18 pending pre-litigation demand letters on behalf of certain fabricators in Israel.

Most of the claims in Israel do not specify a total amount of damages sought, as the plaintiff’s future damages are intended to be determined at trial.

In November 2015 and in May 2017, the Company entered into agreements with the State of Israel and with its main distributors in Israel, respectively, with the consent of its insurance carriers, under which the Company agreed with the State and each of its main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period (NII claims are excluded from the Company’s agreement with the State) and on the apportionments of the total liability between the Company , the State, and the distributors, if found, in such claims. During January 2020, the State of Israel approved an additional 5 years extension to its agreement with the company.

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

On January 4, 2018, the Company and the plaintiff submitted to the Israeli District Court a settlement agreement, which was approved in July 2021. The claim was dismissed and the Company is liable to make payments on a one time basis, without any admission of liability, in an aggregate amount of NIS 9.0 million (approximately $2,894) to fund certain safety related expenses at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses.

During 2021 the Company received refund of NIS 7.0 million (approximately $2,100) from its insurence carrier which was recorded as a reduction of legal settlements expenses.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Individual claims in Australia:

As of December 31, 2021, Company’s subsidiary in Australia is subject to 38 pending bodily injury claims that have been submitted in Australia since 2018 against it directly, or that have named the Company as third-party defendant by fabricators in Australia.

Commencing 2021, the Company reassessed the expected outcome of the individual product liability claims in Australia following Company's and its insurance carrier consent for several settlements. Based on this development and also based on its legal advisors’ and insurer's opinions, contingent losses related to the product liability individual claims are probable, and pursuant to ASC 450, an accrual has been recorded for the loss contingencies related to such claims.

In order to reasonably estimate the losses for bodily injury claims in Israel and Australia reflected in the table below, the Company performed a case-by-case analysis with its legal advisors of the relevant facts that were reasonably available to it, related to the claims filed, including, among other things, the specific known or estimated health condition of the claimants, their ages, salaries, related probable future subrogation claims from the NII, and other factors that might have an impact on the final outcome of such claims. The Company will continue to regularly monitor changes in facts for each claim and will update its best estimate if required.

Accordingly, the reserve for all the above mentioned bodily injury claims (including class action) as of December 31, 2021 and 2020 totaled to $42,940 and $42,345 respectively, of which $22,081 and $20,435 is reported in short term legal settlements and loss contingencies and $20,859 and $21,910 is reported in long-term liabilities. The Company currently cannot estimate the number of claimants that may file claims in the future or the nature of their claims in order to conclude probability or the range of loss. The Company does not expect to incur additional material losses with respect to the outstanding bodily injury claims, that might have a material impact on its financial position, results of operations and cash flows.

The Company updated its provision in 2021, 2020 and 2019 to reflect the outstanding claims in the below table, and provided a provision also for related NII unasserted claims, based on its legal advisors’ and insurer's opinions and according to ASC 450, taking into consideration new claims filed, settlements reached and other new information available.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A summary of bodily injury claims for which the Company provided provision is as follows:

	Year ended December 31,
	2021	2020	2019
Outstanding claims, January 1,	173	156	131

New claims	73	38	45
Settled and dismissed claims	(43)	(21)	(20)

Outstanding claims, December 31 (*)	203	173	156

*)	In 2021, representing 152 injured persons.

Insurance

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

As of December 31, 2021, the Company has regional product liability insurance policies, other than in Israel and Australia. Specifically, in the United States and Canada, local policy covers up to $20 mililion and CAD 20 million respectively, per claim or per year, subject to certain terms and limitations, with relatively low deductibles.

The Company currently has also a global product liability insurance (the “global policy”), which applies, subject to certain terms and limitations, to claims that may be submitted against the Company worldwide during the insurance policy term.

The global insurance is a second layer insurance which becomes effective only after a certain amount was paid by the local insurance carrier or by the Company if a local insurance doesn’t exist.

This policy covers claims received during the policy term from October 1, 2020 to April 1, 2022, up to an amount of $35 million per year or up to $25 million for any claim. The policy covers only illnesses diagnosed after February 2010. Global policy will become effective once paid for claims in Israel an amount of $20 million or in Australia AUD50 million during the term of the global policy.

Although the Company will seek to renew its product liability insurance to cover silicosis related claims, there is no assurance that the Company will be successful in its renewal.

The Company records insurance receivables for the amounts that are covered by insurance. During 2021, as in prior years, the Company's insurance carriers made payments to all settled product liability claims that were under the policies. The Company paid the deductible amounts for the settled claims per policy.

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

As of December 31, 2021 and 2020, the insurance receivable totaled to $6,748 and $7,958, respectively, of which $6,299 and $6,283 is reported in the other accounts receivable and prepaid expenses and $449 and $1,675 is in other long-term receivables.

In 2021 and 2020, the legal settlements and loss contingencies expenses related to the bodily injury claims related to exposure to silica dust totaled to $3,417 and $5,299, respectively, which reflects the deductible amounts for claims covered by insurance policies, claims not covered and the impact of settlements including the related legal costs.

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

The Company's significant contractual obligations and commitments as of December 31, 2021 are for purchase obligations to certain suppliers and amounted to $36,210 for the fiscal year 2022.

c.	Pledges and guarantees:

1.
As of December 31, 2021, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $6,604 related to facilities, vehicle leases and other miscellaneous guarantees.

2.
Lioli’s credit facilities provided by banks in India are secured with a “Negative floating pledge”, whereby the Company committed not to pledge or charge and not to undertake to pledge or charge its general floating assets.

3.	See also note 15.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate:

The corporate tax rate in Israel was 23% in 2021 and 2020, and 2019.

2.	Foreign Exchange Regulations:

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

The principal benefits by virtue of the Encouragement Law are the following:

Tax benefits and reduced tax rates under the Preferred Enterprise track:

The tax rate on preferred income from a Preferred Enterprise commencing 2017 is 16% and in development area A – 7.5% (relates to Company's manufacturing plant in Bar-Lev industrial zone).

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

As for industrial enterprises, in each tax year, one of the following conditions must be met:

1.	Its main field of activity is biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

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

The tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 25% as of December 31, 2021). Under the Encouragement Law, tax-exempt income generated under the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law.

In November 2021, amendment No. 74 to the Investment Law (the “Trapped Earnings Law”) came into effect. Amendment 74 to the Encouragement Law:

On November 15, 2021, the Economic Efficiency Law (Legislative Amendments for Achieving Budget Targets for the 2021 and 2022 Budget Years), 2021 ("the Economic Efficiency Law"), was enacted. This Law establishes a temporary order allowing Israeli companies to release tax-exempt earnings ("trapped earnings" or "accumulated earnings") accumulated until December 31, 2020, through a mechanism established for a reduced corporate income tax rate applicable to those earnings ("the Temporary Order"). In addition to the reduced corporate income tax (CIT) rate, Article 74 to the Encouragement Law was amended whereby effective from August 15, 2021, for any dividend distribution (including a dividend as per Article 51B to the Encouragement Law) by a company which has trapped earnings, there will be a requirement to allocate a portion of that distribution to the trapped earnings.

The Company distributed a dividend during November 2021 which was partially attributed to the above amendment.

Of the Company's retained earnings as of December 31, 2021, approximately $24,631 is tax-exempt earnings attributable to its Approved Enterprise.

As of December 31, 2021, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $6,158.

According to the Temporary Order, the reduction of CIT will apply to earnings that are released (with no requirement for an actual distribution) within a period of one year from the date of enactment of the Temporary Order. The reduction in the CIT is dependent on the proportion of the trapped earnings that are released in relation to the total trapped earnings, and on the foreign investment percentage in the years the earnings were generated. Consequently, the larger the proportion of the trapped earnings that are released, the lower the tax in respect of the distribution. The minimum tax rate applied to the company is 10%. Further, a company that elects to pay a reduced CIT is required to invest in its industrial enterprise a designated amount in accordance with the Economic Efficiency Law within a period of five years commencing from the tax year in which the election is made. The designated investment should be utilized for the acquisition of production assets, and/or investments in research and development and/or compensation to additional new employees.

The Company's current policy is not to apply to such order.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

b.	Non-Israeli subsidiaries taxation:

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

Statutory tax rates for Non-Israeli subsidiaries are as follows:

Company incorporated in United States – 25.8% tax rate (federal and state).
Company incorporated in Australia - 30% tax rate.
Company incorporated in Singapore - 17% tax rate.
Company incorporated in Canada – 26.6% tax rate (federal and state).
Company incorporated in England – 19% tax rate.
Company incorporated in India – 28% tax rate.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company's foreign subsidiaries. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2021	2020
Deferred tax assets:

Goodwill and Intangible assets	$291	$327
Other temporary differences (1)	13,307	14,300
Temporary differences related to inventory (2)	6,909	6,083
Carryforward losses, deductions and credits (3)	1,584	1,102
Less-valuation allowance	(717)	(1,102)

Total deferred tax assets	21,374	20,710

Deferred tax liabilities:

Property and equipment	(10,507)	(9,143)
Intangible Assets	(2,006)	(6,504)
Other temporary differences	(2,973)	(3,648)

Total deferred tax liabilities	(15,486)	(19,295)

Deferred tax assets, net	$5,888	$1,415

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

(1)	Deriving mainly from provision for labor related, provision for loss contingencies and lease accounting in accordance with ASC842.

(2)	Deriving mainly from the provision for slow moving inventory and IRS section 263(a).

(3)

Certain subsidiaries have tax loss carry-forwards totaling approximately $12,685 which can be carried forward and offset against taxable income, these carry-forward tax losses have no expiration date. In addition to the above, the Company carried back its 2020 U.S. subsidiaries losses in accordance with the CARES act.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2021	2020	2019

Income before taxes on income	$19,839	$12,322	$19,105

Statutory tax rate in Israel	23%	23%	23%

Income taxes at statutory rate	$4,563	$2,834	$4,394

Increase (decrease) in tax expenses resulting from:

Tax benefit arising from reduced rate as an "Preferred Enterprise"	(1,245)	(120)	(2,646)
Non-deductible expenses, net	1,039	1,764	2,025
Increase (decrease) in taxes from prior years, also related to settlement with tax authorities	(1,502)	(868)	707
Tax adjustment in respect of foreign subsidiaries' different tax rates	(650)	(251)	772
Uncertain tax position	110	1,659	1,037
Changes in valuation allowance	(385)	(280)	112
Others	20	(38)	(158)

Income tax expense	$1,950	$4,700	$6,243

Effective tax rate	10%	38%	33%

Per share amounts (basic and diluted) of the tax benefit resulting from an "Preferred Enterprise"	$(0.04)	$(0.00)	$(0.08)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$19,539	$12,859	$5,329
Foreign	300	(537)	13,776

	$19,839	$12,322	$19,105

f.	Tax expenses on income are comprised as follows:

	Year ended December 31,
	2021	2020	2019

Current taxes	$6,423	$5,597	$7,752
Deferred taxes	(4,473)	(897)	(1,509)

	$1,950	$4,700	$6,243

Domestic	$1,190	$3,886	$2,874
Foreign	760	814	3,369

	$1,950	$4,700	$6,243

g.	Tax assessments:

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2021:

Israel 2019 – present
Australia 2017 - present
Canada 2016 - present
United States 2017 - present
Singapore 2017 - present
England 2016 – present
India 2018 - present

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

The balances at December 31, 2021 and 2020 include a liability for unrecognized tax benefits of $3,773 and $3,663, respectively, for tax positions which are uncertain of being sustained.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2019	$3,876

Increase in tax positions for current year	1,037

Gross tax liabilities at December 31, 2019	4,913

Increase in tax positions for current year	1,659
Addition of tax position of prior years	118
Decrease in tax position resulting from settlement	(3,027)

Gross tax liabilities at December 31, 2020	3,663

Increase in tax positions for current year	110
Addition of tax position of prior years	-
Decrease in tax position resulting from settlement	-

Gross tax liabilities at December 31, 2021	$3,773

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2020 and 2019:

	Authorized		Outstanding
	December 31,		December 31,
	2021	2020	2021	2020
	Number of shares

Ordinary shares of NIS 0.04 par value each	200,000,000	200,000,000	34,473,070	34,437,296

b.	Ordinary shares:

Ordinary shares confer on their holders voting rights and the right to receive dividends.

c.	Dividends:

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

Pursuant to the above policy the Company paid a total amount of $10,681 and $4,821 in 2021 and 2020, respectively, of dividend mostly out of its non-tax exempt profit under the beneficiary enterprise (see also note 12).

d.	Repurchase of shares:

On February 9, 2016, the Company’s Board of Directors approved a share repurchase plan authorizing the repurchase of up to $40,000 of the Company’s outstanding ordinary shares which was complete on August 3, 2016. Following the authorization, the Company repurchased 1,103,096 ordinary shares at an average price of $35.74 per share (excluding broker and transaction fees). The Company recorded shares repurchased at cost as part of its equity statement. During 2019 the Israeli tax authorities examined Company’s withholding tax filings and asserted that the Company’s buyback should be defined as dividend payment and as such is subject to 20% withholding tax. The Company concluded this matter as part of the tax assessment during 2021.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Compensation plan:

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

As of December 31, 2021, there were 1,683,803 options and restricted stock units (RSUs) outstanding under the Plans and 2,273,070 shares available or reserved for future issuance under the plan.

As of December 31, 2021, there was $2,722 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over a weighted-average period of 3.1 years.

The following is a summary of activities relating to the Company’s stock options granted to employees under the Company’s plan during the year ended December 31, 2021:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	1,414,500	18.11	257
Granted	339,450	13.35
Exercised	(14,750)	13.45
Forfeited	(138,625)	18.25

Outstanding - end of the year	1,600,575	16.87	47

Options exercisable at the end of the year	843,875	19.87	12

Vested and expected to vest	1,600,575	16.87	47

The weighted average fair value of options granted during 2021, 2020 and 2019 was $5.2, $4.9 and $6.2 per option. The weighted average fair value of options vested during 2021, 2020 and 2019 was $14.07 $8.32 and $14.18 per option. The intrinsic value of options exercised during 2021, 2020 and 2019 was $0, $0 and $35.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal year 2021 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2021. This amount changes based on the fair market value of the Company’s ordinary shares.

The following is a summary of activities relating to the Company’s RSUs granted to employees under the Plan during the year ended December 31, 2021:

	Number of RSUs	Weighted average fair value	Aggregate intrinsic value

Outstanding - beginning of the year	84,724	15.30	1,091
Granted	40,968	13.45
Exercised	(35,390)	15.86
Forfeited	(7,074)	8.34

Outstanding - end of the year	83,228	13.92	940

RSUs exercisable at the end of the year	-	-	-

Vested and expected to vest	83,228	13.92	940

The awards outstanding as of December 31, 2021 have been separated into ranges of exercise price, as follows:

	Awards outstanding			Awards exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.01 (RSUs)	83,228	5.48	$0.01	-	-	-
$9.7-14.8	916,575	5.23	$13.03	297,875	4.25	13.13
$15.0-20.0	400,000	4.60	$15.47	267,500	3.97	15.38
$20.5-29.8	128,000	2.61	$27.21	122,500	2.56	27.51
$30.5-41.8	156,000	0.93	$34.45	156,000	0.93	34.45

	1,683,803			843,875

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

Compensation expenses related to options and RSUs granted were recorded in the consolidated statements of operations, as follows:

	December 31,
	2021	2020

Cost of revenues	$321	$416
Research and development expenses	89	176
Marketing and selling expenses	269	465
General and administrative expenses	1,167	1,801

Total	$1,846	$2,858

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN

The Company's controlling shareholder, Kibbutz Sdot-Yam (the “Kibbutz"), has an ownership interest in the Company of approximately 30.3%, as of December 31, 2021.

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

As of December 31, 2021 the Kibbutz and Tene beneficially own 14,029,494 ordinary shares (or approximately 40.7% of the outstanding).

The Company is party to a series of agreements with the Kibbutz that govern different aspects of the Company's relationship and are described below.

a.	Manpower agreement with the Kibbutz:

On July 2011, the Company entered into a manpower agreement with Kibbutz Sdot-Yam such was automatically renewed during 2021 for additional one year term, and will be automatically renewed again, unless one of the parties gives six months’ prior notice, for additional one-year periods.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

On July 30, 2015, and on October 14, 2018, following the approval of Company's audit committee, compensation committee and board of directors, Company's shareholders approved an addendum to the Manpower Agreement by and between Kibbutz Sdot-Yam and the Company, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, for an additional three-year term as of the date of the shareholders’ approval.

During 2021, following the approval of Company’s audit committee and the board of directors, the manpower agreement is valid through 2030.

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

Manpower service fees paid were $1,803, $2,106 and $2,408 for the years ended December 31, 2021, 2020 and 2019, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

b.	Services from the Kibbutz:

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

On October 14, 2021, following the approval of the audit committee and the board, Company’s shareholders approved a further amended services agreement (“Amended Services Agreement”) for an additional period of three years.

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

The Company's net service fees paid to the Kibbutz pursuant to the Original and Amended Services Agreements were $1,468, $1,315 and $1,451 for the years ended December 31, 2021, 2020 and 2019, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

c.	Land Use Agreement with the Kibbutz:

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

During January 2018, the Kibbutz requested to increase the fees due to it, pursuant to the land lease agreement. Following the assessment of an appointed appraiser and negotiations between the Company and the Kibbutz, it was agreed to increase the fees under such agreement, such that for the year 2018 the Company paid additional amount of NIS 950,000 (approximately $250), and commencing 2019 and on the Company was paying an additional annual amount of NIS 1,100,000 (approximately $342).

As per the agreement, the annual fee may be adjusted after January 1, 2021 and every three years thereafter, at the election of Kibbutz Sdot-Yam by obtaining an updated appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel ("Bank Leumi"). During 2021, The Kibbutz elected this option and the parties mutually agreed upon a land appraiser, and based on its study the fees were adjusted for 2021 onwards for annual amount of approximately NIS 18,600,000 (approximately $5,980), linked to the Israeli consumer price index.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

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

In addition, the Company has committed to fund the cost of construction, up to a maximum of NIS 3.3 million (approximately $1,100) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and its facilities, such that the entrance of the Company's facilities will be separated from the entrance into Kibbutz Sdot-Yam. In addition, the Company has committed to pay NIS 200,000 (approximately $64) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment to be deducted in monthly installments over a four-year period beginning in the year that the construction completed, from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to the Company's Sdot-Yam facility.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

d.	Financing liability of land:

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

Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to Company’s plans, (iii) build a warehouse according Company’s plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The finance of the building of the warehouse will be made through a loan that will be granted by the Company to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 1.4% a year. On November 30, 2015 the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to the Company. As of December 31, 2021, the construction of the warehouse has not started yet.

The Company's payments pursuant to the land use agreement totaled $5,305, $4,690 and $4,459 for the years ended December 31, 2021, 2020 and 2019, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)
d.	Financing liability of land (cont.):

Pursuant to a land purchase and leaseback agreement, dated as of March 31, 2011, which became effective upon the Company’s IPO, between the Company and Kibbutz Sdot-Yam, the Company completed the selling of the rights in the lands and facilities of the Bar-Lev Industrial Center (the "Bar-Lev Grounds") to Kibbutz Sdot-Yam in consideration for NIS 43.7 million (approximately $10,900). The land purchase agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits the Company to use the Bar-Lev Grounds for a period of 10 years commencing on September 2012 that will be automatically renewed, unless the Company gives two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million (approximately $1,200) to be linked to increases in the Israeli consumer price index. As per the agreement, the fee is subject to adjustment following January 1, 2021 and every three years thereafter at the option of Kibbutz Sdot-Yam if Kibbutz Sdot-Yam chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam from a list of assessors recommended at that time by Bank Leumi. During 2021, The Kibbutz elected this option and the parties mutually agreed upon a land appraiser, and based on its study the fees were adjusted for 2021 onwards for total annual amount of approximately NIS 8,100,000 (approximately $2,600), linked to the Israeli consumer price index.

The transaction was not qualified as "sale lease-back" accounting under both ASC 840 and ASC 842 and the Company recorded the entire amount received as consideration as a liability.

The financing liability of land from a related party is in amount of $7,138 of December 31, 2021. This liability will mature through 2022 year.

The balance at December 31, 2021 and 2020, includes $102 and $247 of deferred tax assets on the Company liability and a $680 and $725 deferred tax liability on the buildings depreciation during the next years due to temporary differences between the carrying amounts of the property and the liability for financial reporting purposes and the amounts used for income tax purposes.

The Company's payments pursuant to the land purchase agreement and leaseback totaled $2,360, $1,244 and $1,189 for the years ended December 31, 2021, 2020 and 2019, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

e.	Details on transactions and balances with related parties and other loan:

1.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz). The following table summarizes such transactions:

	Year ended December 31,
	2021	2020	2019

Cost of revenues	$8,157	$7,200	$6,890

Research and development	$547	$406	$301

Selling and marketing	$723	$638	$708

General and administrative	$873	$913	$1,283

Finance expenses, net	$106	$491	$511

2.	Balances with related party and other loan:

	December 31,
	2021	2020

Financing liability of land from related party- current maturities, and other related party balances (1)	$2,276	$1,746

Long-term financing liability of land from a related party (1)	$5,693	$6,723

Other loans (2)	$547	$4,440

1.
Mainly reflects a financing leaseback of $10,900 related to Bar-Lev transaction from September 2012, that was granted to the Company by Kibbutz Sdot-Yam. The financing leaseback bears interest until repayment at a per annum rate equal to 1.41% and is subject to adjustment for increases in the Israeli consumer price index.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)

2.	Balances with related party and other loan (Cont.):

2.	Other loans:

a.
On January 17, 2011 a loan of 4 million Canadian dollars was made to Caesarstone Canada Inc. by its shareholders at that time CIOT and the Company, on a pro rata basis. Although the Company acquired CIOT ownership interest in Caesarstone Canada Inc. during December, 2018, the loan continues to bear interest until repayment at a per annum rate equal to Bank of Canada's prime business rate plus 0.25%. The interest accrued on the loan is payable on a quarterly basis. Such loan is repaid in three equal annual installments starting 2020.

b.
As part of the liabilities assumed in the acquisition of Lioli’s majority holdings the Company also assumed a shareholders loan and as of December 31, 2020 such loan was in the amount of approximately $3,969. During 2021, subject to certain conditions and regulatory approvals met by Lioli, the Company assumed 55% of the shareholders loan in the amount of approximately $1,966. Such loan will be repaid after 5 years from closing or extended period based on mutual agreement. The interest on such loan is Libor plus 4.5%.

NOTE 15:-LONG-TERM BANK LOAN
a.     As part of the Lioli’s acquisition the Company assumed also a bank loan from commercial banks in India. The long-term loan outstanding balance as of December 31, 2020 was $9,543. As of December 31, 2021, the loan is presented under Short-term bank credit due to certain unmet covenents with the bank of India. The loan is denominated in Indian rupee and it bears interest rate of India labor plus 4.5%.
b.     The loan is secured by substantially all the Lioli’s assets. Lioli is committed not to pledge or charge and not to undertake to pledge or charge its general floating assets and in addition not to enter into new loan arrangements without the prior written consent of the bank.
NOTE 16:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The following table presents total revenues for the years ended December 31, 2021, 2020 and 2019, respectively:

	Year ended December 31,
	2021	2020	2019

USA	$305,353	$207,496	$250,471
Canada	84,467	72,492	85,979
Latin America	4,702	2,149	4,115
Australia	118,714	103,587	108,149
Asia	30,390	14,566	15,514
EMEA	60,836	45,201	43,054
Israel	39,430	40,921	38,692

	$643,892	$486,412	$545,974

No customer represented 10% or more of the Company’s revenues for the years ended December 31, 2021, 2020 and 2019.

b.	The following table presents total long-lived assets as of December 31, 2021 and 2020:

	December 31,
	2021	2020

USA	$156,998	$167,370
Canada	4,413	5,384
Australia	13,143	14,947
Asia	28,453	29,955
EMEA	7,626	8,398
Israel	174,796	132,855

	$385,429	$358,909

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.	Finance expense, net:

	Year ended December 31,
	2021	2020	2019
Finance expenses:

Interest in respect credit cards and bank fees	$4,702	$3,254	$3,342
Interest in respect of loans	2,035	1,053	568
Amortization/accretion of premium/discount on marketable securities	200	161	-
Realized gain/loss from marketable securities	134	11	-
Changes in derivatives fair value	-	3,427	-
Foreign exchange transactions losses	6,023	7,128	6,578

	13,094	15,034	10,488
Finance income:

Interest in respect of cash and cash equivalent and short-term bank deposits	147	657	1,018
Changes in derivatives fair value	4,950	-	33
Interest income from marketable securities	407	213	-
Foreign exchange transactions gains	-	3,965	3,859

	5,504	4,835	4,910

Finance expenses, net	$7,590	$10,199	$5,578

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Year ended December 31,
	2021	2020	2019

Net income attributable to controlling interest, as reported	$18,966	$7,218	$12,862
Adjustment to redemption value of non-controlling interest	(1,399)	-	-

Numerator for basic and diluted net income per share	$17,567	$7,218	$12,862

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

Denominator:

	Year ended December 31,
	2021	2020	2019

Denominator for basic income per share	34,462	34,419	34,384
Effect of dilutive stock based awards	108	55	76

Denominator for diluted income per share	34,570	34,474	34,460

Earnings per share:

Basic and diluted earnings per share	$0.51	$0.21	$0.37

NOTE 18:-SUBSEQUENT EVENTS

1.
The current conflict in Ukrain may make it difficult in the short and long term to purchase certain raw materials used in production of certain Company's products. It could also delay Company's output or supply of products, harm the relationships with customers, damage the brand and reputation, increase the raw materials and shipments costs, particularly energy related costs, and have a material adverse effect on Company's results of operations.

2.
During March 2022, the Company participated in rights offering in Lioli, and purchased additional 9,870,000 shares in amount of approximately $2.5 million. Following this oferring, the Company holds 60.4% of Lioli's shares on a fully diluted basis.

- - - - - - - - - - -

Collins Square, Tower 5
727 Collins Street
Melbourne Victoria 3008

Correspondence to:
GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Caesarstone Australia Pty Ltd
Opinion on the financial statements
We have audited the accompanying balance sheets of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”) (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 15, 2022 expressed an unqualified opinion.

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
www.grantthornton.com.au

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved out especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

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

Our procedures included, amongst others:

•
We tested the design and operating effectiveness of internal controls relating to management’s determination of the fair value of goodwill, including controls over the determination of key inputs and assumptions relating to forecasting of future cash flows and determination of the discount rate;

•	We assessed management’s identification of each of the reporting units based on our understanding of the nature of the Company’s business and cash flows;

•	We challenged management’s assumptions behind the cash flow projections by comparing to market-related assumptions and historical operating results;

•	We evaluated management’s historical ability to achieve forecasted revenue and operating units; and

•
We utilized a valuation specialist to assist in testing the Company’s discounted cash flow model and in evaluating the reasonableness of significant assumptions to the mode, including the discount rate.

/s/ Grant Thornton Audit Pty Ltd
Grant Thornton Audit Pty Ltd

We have served as the Company’s auditor since 2008.

Melbourne, Australia
March 15, 2022

Collins Square, Tower 5
727 Collins Street
Melbourne Victoria 3008

Correspondence to:
GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Caesarstone Australia Pty Ltd
Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2021, and our report dated March 15, 2022 expressed an unqualified opinion on those financial statements.

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
Grant Thornton Audit Pty Ltd

Melbourne, Australia
March 15, 2022