Form 20-F
period 2022-12-31
Caesarstone Ltd.
filed 2023-03-15
CIK 1504379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 34,507,303 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2022 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.519, the representative exchange rate published by the Bank of Israel as of December 30, 2022.

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

Unless otherwise noted in this annual report, Freedonia Custom Research, a division of MarketResearch.com, Inc.  (“Freedonia”) is the source for third-party industry data and forecasts. The Freedonia report, dated March 8 (“Freedonia Report”), represents data, research opinion or viewpoints developed independently by Freedonia and does not constitute a specific guide to action. In preparing the report, Freedonia used various sources, including publicly available third-party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products, and government and trade associations. Growth rates in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions and forecasts expressed in the Freedonia Report are subject to change by Freedonia without notice. Management believes this third-party report to be reputable, but has not independently verified the underlying data sources, methodologies, or assumptions. The report and other publications referenced are generally available to the public and were not commissioned by the Company.

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

•
Changes in laws and regulations relating to hazards associated with engineered quartz surfaces  or the content of RCS in stone and engineered quartz surfaces may adversely and materially affect our business;

•	Downturns in the home renovation, remodeling and residential construction sectors or the economy generally;

•	Changes in the availability or prices to the prices of our raw materials or to the suppliers of our raw materials;

•	Constraints in the global supply of, prices for, and availability of transportation of the raw materials, finished goods and other products essential to our operations;

•	disruptions to our information technology systems globally, including by deliberate cyber-attacks;

•	fluctuations in currency exchange rates, and we may not have adequately hedged against them;

•	Our ability to raise funds to finance our current and future capital needs;

•	Our ability to pass rising costs to our customers;

•	The impact of the coronavirus (COVID-19) pandemic on end-consumers, the global economy and our business and results of operations;

•	Competitive pressures from other manufacturers of quartz and other surface materials as well as increased

•	Competition from lower-priced alternatives;

•	Risks associated with changes in global trade policies or the imposition of tariffs;

•
Our ability to successfully consummate business combinations or acquisitions and our success in integrating acquisitions, such as Lioli Ceramica Private Limited (“Lioli”) and Omicron Granite and Tile (“Omicron”), into our operations;

•	our ability to manage required changes in our production and supply chain, and manufacture our products efficiently;

•	disturbances to our operations, the operations of our equipment and raw material suppliers, distributors, customers, consumers or other third parties;

•	our ability to effectively manage changes to our production and supply chain and effectively collaborate with Original Equipment Manufacturer (“OEM”) suppliers;

•	our ability to execute our strategy to expand sales in certain markets;

•	impacts on revenue from sales disruptions in our geographic concentrations or key markets;

•	our reliance on third-party distributors, re-sellers, and a limited number of large retailers;

•	our ability to effectively manage our inventory and successfully pursue a wider product offering;

•	quarterly fluctuations in our results of operations as a result of seasonal factors and building construction cycles;

•	the extent of our liability for environmental, health and safety, product liability and other matters;

•	the protection of our brand, technology and intellectual property;

•	the failure to meet or achieve our ESG goals, expectations or standards that could adversely affect our business, results of operations, financial condition, or stock price;

•
our tax position, including meeting certain conditions required to receive certain tax benefits, our exposure to U.S. tax liabilities and related consequences under the U.S. Internal Revenue Code, and the continued availability of certain tax benefits granted by the Israeli government;

•	compliance with and impacts of laws and changes in laws where we operate (Primarily Israel, the U.S., Canada and Australia);

•	our ability to retain our senior management team and other skilled and experienced personnel;

•	the effect of the share ownership by the Kibbutz and Tene;

•	our ability to manage or resolve conflicts of interest arising from employee affiliations with Kibbutz Sdot-Yam (the “Kibbutz”) and with Tene Investment in Projects 2016 Limited Partnership (“Tene”);

•	the effects of enforcements against us, our officers and directors in the United States;

•	our ability to maintain our lease agreements with the Kibbutz, the Israeli Lands Administration (the “ILA”) and Caesarea Development Corporation;

•	coverage by equity research analysts, publicly announced financial guidance, investor perceptions and our ability to meet other expectations (such as Environmental Social and Governance);

•	the impacts of conditions in Israel, such as political developments, negative economic conditions or labor unrest;

•	differences in the governance of shareholders’ rights under Israeli law;

•	the amount and timing of our dividend payments;

•	price volatility of, and effects of future sales on, our ordinary shares;

•	our status as a foreign private issuer and related exemptions with respect thereto; and

•	our expectations regarding regulatory matters applicable to us.

•	The proposed reform to Israel's judicial system, the resulting extensive public protests and potential impacts on our operations in Israel.

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

TABLE OF CONTENTS

PART I		1
ITEM 1:	Identity of Directors, Senior Management and Advisers	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
A.	[Reserved]	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4:	Information on the Company	37
A.	History and Development of the Company	37
B.	Business Overview	38
C.	Organizational Structure	51
D.	Property, Plants and Equipment	52
ITEM 4A:	Unresolved Staff Comments	54
ITEM 5:	Operating and Financial Review and Prospects	54
A.	Operating Results	54
B.	Liquidity and Capital Resources	67
C.	Research and Development, Patents and Licenses	70
D.	Trend Information	70
E.	Critical Accounting Estimates	70
ITEM 6:	Directors, Senior Management and Employees	75
A.	Directors and Senior Management	75
B.	Compensation	79
C.	Board Practices	84
D.	Employees
E.	Share ownership
ITEM 7:	Major Shareholders and Related Party Transactions	99
A.	Major Shareholders	99
B.	Related Party Transactions	102
C.	Interests of Experts and Counsel	107
ITEM 8:	Financial Information	107
A.	Consolidated Financial Statements and Other Financial Information	107
B.	Significant Changes	110
ITEM 9:	The Offer and Listing	110
A.	Offer and Listing Details	110
B.	Plan of Distribution	110
C.	Markets	110
D.	Selling Shareholders	110
E.	Dilution	110
F.	Expenses of the Issue	110
ITEM 10:	Additional Information	110
A.	Share Capital	110
B.	Memorandum and Articles of Association	111
C.	Material Contracts	111
D.	Exchange Controls	111
E.	Taxation	111
F.	Dividends and Paying Agents	122
G.	Statements by Experts	122
H.	Documents on Display	122
I.	Subsidiary Information	122
J.	Annual Report to Security Holders

ii

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

Risks Related to our Business

Economic and External Risks

Adverse global conditions, including macroeconomic slowdowns or even recessions and the geopolitical instability, may negatively impact our financial results.

Global conditions, dislocations in the financial markets, inflation and increasing interest rates could adversely impact our business. The global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, instability in the global credit markets, interest rates or even availability of credit, supply chain weaknesses, instability in the geopolitical environment as a result of the Russian Ukraine conflict, the withdrawal of the United Kingdom from the European Union, and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business. These economic condirions resulted, during 2022,  in increased material prices and shipping costs which negatvily impacted our business.

Additionally, economic downturns and geopolitical challenges in regions of the world that are critical to our operations have in the past and could in the future cause supply chain and other disruptions that impact our business. For example, Russia’s and Ukraine’s conflict, and the possibility of retaliatory measures taken by the U.S. and NATO have created global security concerns that could have a lasting adverse impact on regional and global economies. Although we do not have operations in Ukraine or Russia, we have in the past sold product to local distributers, an activity that may be halted for various some of our suppliers, including an important raw material used in our Porcelain production is based in Ukraine and has ceased its operations. Procuring alternatives and amending production may be costly and may not be possible in a timely fashion, which could disrupt our production and have an adverse impact on our business’s results of operations, financial condition and profitability.

Downturns in the home renovation and remodeling and new residential construction sectors or the economy generally and a lack of availability of consumer credit could materially and adversely impact end-consumers and lower demand for our products, which could cause our revenues and net income to decrease.

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending, primarily in the United States, Australia (unless stated otherwise, reference to Australia in this report includes Australia and New Zealand), Canada and Israel. We estimate (supported also by the Freedonia Report), that approximately 60%-70% of our revenue in our main markets (U.S., Australia, Canada) is related to residential renovations and remodeling activities, while 30%-40% is related to new construction.

Recent period of economic downturn, high inflation and increase interest rates have a major effect on the housing markets that may lead to oversupply of both new and resale home inventory, an increase in foreclosures, and reduced levels of consumer demand for new homes and as a result reduced levels of construction. During such periods, consumer confidence is eroded and people and business may choose to reduce their discretionary spending and, as a result, delay or cancel their home renovation or remodeling projects.

As many of our customers are homebuyers or homeowners who depend on financing for  their home purchases, construction and renovation projects through loans or lenders that provide mortgage financing. Downturns in the housing market and/or the economy generally could limit the availability of consumer credit. Recent interest hikes in the U.S. and around the world, have and may further increased the cost of financing for consumers who in turn limit their renovation and remodeling expenditures or home purchases.  Current slowdown in the housing market impacted the demand for our product, and in combination with increases in prices of raw materials these factors have eroded  our margins. The Copmany reduced its workforce by approximately 9% during 2022 and increased prices as a response. Additionally we amended (reduced) its production, however lower utiniliztion increased cost per manufactured unit due to the nature of our expenses which are partially fixed in nature . If this trends percisist it may materially and adversely affect our ability to grow or sustain our business, our revenues and net income. See also “—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.”

We may need to raise funds to finance our current and future capital needs, which may dilute the value of our outstanding ordinary shares, increase our financial expenses or limit our business activities

While we currently have two short-term revolving credit lines of an aggregate $60 million, out of which $21.2 million used as of December 31, 2022, we may need to raise additional funds to finance our existing and future capital needs, including to fund ongoing working capital requirements. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ordinary shares. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations and may also prove expensive in light of the increasing interest rates. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

Our results of operations may be materially and adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency) and other currencies in which we conduct business. In 2022, 52.4% of our revenues were denominated in U.S. dollars, 16.8% in Australian dollars, 13.5% in Canadian dollars, 5.7% in Euros and 5.2% in NIS and a smaller portion in other currencies. In 2022, the majority of our expenses were denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian and Australian dollars and other currencies. As a result, the weakening of the Australian and Canadian dollars and strengthening of the NIS and, to a lesser extent, strengthening of the Euro against the U.S. dollar during fiscal year 2022 has presented and may continue to present a significant risk to us and may materially impact our business. For example, the NIS appreciated 6.4% and devaluated 3.8% against the U.S. dollar during 2021 and 2022, respectively, and resulted in finance expenses of approximately $7.5 million and an income of approximately $13 million in such years. See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk” for the impact of currencies fluctuation on our operating income. We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements; therefore, during periods of a strengthening dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

 In addition, we currently engage in derivatives transactions, such as forward and option contracts, to hedge against the risks associated with our foreign currency exposure. Our strategy to hedge our cash flow exposures involves consistent hedging of exchange rate risk in variable ratios up to 100% of the exposure over rolling 12 months. As of December 31, 2022, our average hedging ratio was approximately 13% out of our expected currencies exposure for 2022. Moreover, our currency derivatives, except for our U.S. dollar/NIS forward contracts, are currently designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. Our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income (loss). While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations. See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

If we are unable to pass rising costs to our customers, it could have a material adverse effect on our business.

The prices of our raw materials and energy related costs have in the past and may in the future experience volatility that could materially impact our business and financial results. For example during fiscal year 2022, overall inflation, and specifically energy prices have increased the cost of some of our raw materials and transportation, as we acquire raw materials from suppliers that are located outside of the regions where we manufacture. Therefore our baseline shipping and import costs are often higher than those of our competitors and are also dependent on shipping availability and cost. While we are attempting to pass on such increases costs to our customers, our ability to do so depends on many factors including competition in our markets. If we are unable to mitigate the increase in these costs, particularly raw material and shipping, our financial condition and results of operations could be materially and adversely affected. Slowdown in our markets may result in decreased demand for the Company’s products and limit our ability to raise prices.

The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and financial results.

The impact of the COVID-19 pandemic has resulted in a widespread public health crisis and governmental authorities have implemented numerous measures attempting to contain and mitigate the effects of the virus. The COVID-19 pandemic has increased market uncertainty and volatility, led to travel and other restrictions, including individual quarantines, and significantly affected consumer and businesses behaviors. These dramatic large-scale events continued to influence some of our operations, primarily in China, ranging from our ability to efficiently source materials and products.

Future outbreaks of a pandemic leading to additional restrictions and regulations may further challenge our ability to conduct our operations and, as a result, may materially and adversely affect our financial results. For example, in Morbi, India, where our subsidiary Lioli is located, the prevalence of the COVID-19 disease and death rates were relatively high during 2021 and caused some disruptions to our operations.  Additionally, our ability to procure raw materials or products in SEA, and effectively control various aspects of ther products, for example: their quality, remained inpaired during 2022.

If we are unable to compete with lower-priced products and pass increase costs to our customers, our market share may decrease, and our financial results may be adversely and materially impacted.

We have invested considerable resources to position our quartz surface products as premium branded products. Due to our products’ high quality and positioning, we generally set our prices—especially for our differentiated products—at a higher level than alternate surfaces and quartz surfaces provided by other manufacturers. Manufacturers located in the Asia-Pacific region (predominantly China) and certain parts of Europe can produce quartz surface products at a lower cost, including quartz surface products which imitate our products and designs. Many of these manufacturers are able to reduce their production costs by purchasing their raw materials in the same or nearby regions where they produce their goods. Further penetration of these products into our market may further reduce our market share, limit our ability to increase prices and have a material adverse effect on our financial condition and results of operations.

Global trade is affected by governmental involvement including through antidumping and countervailing duties and these may cause unforeseeable market changes that could adversely impact our financial results

Antidumping and countervailing duty orders are designed to provide relief from imports sold at unfairly low or subsidized prices by imposing special duties on such imports. Such orders normally benefit domestic suppliers in the country in which the duty orders are in place and foreign suppliers not covered by the orders. During 2018 and 2019, antidumping and countervailing duty (“AD/CVD”) petitions were filed with the U.S. Department of Commerce (“DOC”) and the International Trade Commission (“ITC”). The petitions, which were filed by a U.S. quartz manufacturer, alleged that Chinese, and subsequently Indian and Turkish manufacturers injured the U.S. domestic quartz industry and therefore duties were required to offset such unfair trade practices. Ultimately, the DOC and ITC imposed AD/CVD duties ranging approximately between 265% and 340% for Chinese, and between 3.81% and 80.79% for Indian and Turkish manufacturers.

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

On October 29, 2021 the European Ceramic Tile Manufacturers' Federation, filed a complaint to the European Commission (“Commission”) in which it requested that the Commission initiate an anti-dumping investigation concerning imports to the EU of ceramic tiles originating in India and Turkey between July 2020 and June 2021. On October 28, 2022 the Commission published its decision on the matter imposing varying tariffs rates on Indian and Turkish producers; with a tariff of 7.9% applicable to the products we produce at our Indian facility.

The current antidumping and countervailing duty orders may not remain in effect the products and countries currently covered by orders may no longer be covered, and duties may not continue to be assessed at the same rates.  For example, in the United States, rates of duty can change as a result of “administrative reviews” of antidumping and countervailing duty orders. These orders can also be revoked as a result of periodic “sunset reviews,” which determine whether the orders will continue to apply to imports from particular countries. Antidumping and countervailing duties in the European Union and Canada are also subject to periodic reviews. In the European Union and in Canada, such reviews can include interim reviews, expiry reviews and other types of proceedings that may result in changes in rates of duty or termination of the duties.

Operational Risks

Changes in the prices of our raw materials have increased our costs and decreased our margins and net income in the past and may increase our costs and decrease our margins in the future

The principal raw materials used for our products are polyester and quartz. In 2022, raw materials used in manufacturing processes accounted for approximately 31.8% of our cost of goods sold. The cost of raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. The raw materials we use for our products are subject to price volatility caused by weather, supply conditions, government regulations, economic and political climate, labor costs, and other unpredictable factors. Our raw materials costs are also impacted by changes in foreign currency exchange rates, mainly the Euro as it relates to polyester and other raw materials purchased from Europe. Any increase in raw material prices increases our cost of sales and can decrease our margins and net income (loss). Furthermore, we may face market conditions that will make it impossible to pass all or some of the increased costs to our customers. If we are unable to recover these costs it may have a material adverse effect on our financial results. For cost of our raw materials in 2022 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

Quartz, which includes quartz, quartzite and other dry minerals and engineered materials containing high levels of silica (together referred to in this annual report as “quartz” unless otherwise specifically stated), is the main raw material component used in our engineered quartz products. Quartz accounted for approximately 36.8% of our raw materials cost in 2022. Our cost of sales and overall results of operations may be impacted significantly by fluctuations in quartz prices. For example, if the cost of quartz at our plants had risen by 10% in 2022, we would have experienced a decrease of approximately 0.8% in our gross profit margin for our manufactured products in such year. In 2022, our average cost of quartz increased by 17.9%, following an increase of 12% during 2021. Any future increases in quartz prices could also materially and adversely impact our margins and net income.

Polyester, which acts as a binding agent in our products, accounted for approximately 36.2% of our raw materials costs in 2022. Accordingly, our cost of sales and overall results of operations may be impacted significantly by fluctuations in polyester prices. For example, if the cost of polyester had risen by 10% in 2022, we would have experienced a decrease of approximately 0.8% in our gross profit margin of our manufactured products in such year. The cost of polyester we incur is a function of, among other things, manufacturing capacity, demand and the price of crude oil and more specifically benzene. Our cost of polyester fluctuated significantly over the years. In 2022, our average polyester cost increased by approximately 23%. We acquire polyester on an annual framework basis, or a purchase order basis based on our projected needs for the subsequent one to three months. Going forward, we may experience pressure from our polyester suppliers to increase prices even during a period covered by purchase orders.

Since 2020, we have been using a dynamic hedging strategy to reduce our exposure to changes in the polyester prices. This strategy involves hedging certain components of our polyester formula in variable ratios of the exposure over rolling 12 months. Therefore, future fluctuations in polyester prices which we have not adequately hedged could materially and adversely affect our profitability. Moreover, our polyester contract derivatives are currently not designated as hedging accounting instruments under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of polyester prices on our operating income (loss).

Pigments are also used to manufacture our products. Although pigments account for a significantly lower percentage of our raw material costs than polyester, we encountered in the past and may experience in the future fluctuations in pigment prices. For example, the cost of titanium dioxide, our principal white pigmentation agent, increased by approximately 16.4% and 10.5% in 2021 and 2022, respectively. Such prices fluctuations may also have a materially adverse impact on our margins and net income (loss).

 As a result of recent global economic conditions (as discussed in the risk factor entitled “Adverse global conditions, including macroeconomic and geopolitical uncertainty, may negatively impact our financial results”), the prices of raw materials used for our products has been particularly volatile and increased during 2022, and hedging mechanisms and strategies used to mitigate this price volatility have been limited.  If we are unable to increase the price of our products to cover increased costs, to offset operating cost increases or are not successful in our commodity hedging program, then commodity and raw material price volatility or increases could materially and adversely affect our profitability, financial condition and results of operations. Moreover, future decisions not to engage in hedging transactions or ineffective hedging transactions might result in increased cost volatility, potentially adversely impacting our profitability, financial condition and results of operations. If we are unable to source raw materials, that could limit our ability to utilize our manufacturing facilities, in addition, increases in the prices of these raw materials recover these both may have a material adverse effect on our financial results.

For cost of our raw materials in 2022 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

Constraints in the global supply of, prices for and availability of transportation of the raw materials, finished goods and other products essential to our operations could cause our results of operations and prospects to suffer.

We currently manufacture our products at our two facilities in Israel, one facility in the United States and one facility in India. In addition, we source a portion of our supply chain from OEMs which are also subject to similar risks. We actively manage our global supply chain and production facilities in Israel, U.S. and India, since 2021, we experienced disruptions and volatility in our supply chain that we expect to continue through 2023. Supply chain issues have occurred on a global scale fueled by COVID-19 pandemic and have caused delays in the arrival of or otherwise constrained our supply of raw materials, particularly quartz and porcelain, which are essential and non-fungible components in the manufacture of our countertops and surface products. Other supply chain risks include, but are not limited to: disruptions in shipping logistics, as ports and other channels of entry from where we import, export and deliver our products have been closed or continue to operate at reduced capacity; shutdowns or reduced operations at our suppliers’ facilities; changes in the market prices for quartz and the countertop materials upon which we rely; and shortages of raw materials as a result of high levels of demand or reduced capacity of our suppliers. Difficulties or interruptions obtaining the raw materials required for our manufacturing operations, including any difficulties in the short term or long term to obtain Ukraine clay, bentonite due to the current situation in Ukraine, has and could continue to delay our output or supply of products and harm our relationships with our customers, damage our brand and reputation and have a material adverse effect on our results of operations. There can be no assurance that we will continue to effectively manage our global supply chain and manufacturing operations in the future and that the impacts of the challenges in supply chain and material procurement, brought about by COVID-19 geopolitical events and market conditions will not materially adversely affect our business, financial condition, results of operations and growth prospects. If these conditions continue to worsen, we cannot assure you that we will be able to successfully secure raw materials to our various manufacturing facilities in a timely or profitable manner. In addition, price increases imposed by our OEMs and other suppliers for raw materials and transportation providers used in our business, if we are unable to pass these costs increases to our customers, in whole or in part, it could have a material adverse effect on our business and consolidated results of operations.

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

Our ability to fully integrate acquisitions, joint ventures and/or investments, including our previously announced acquisitions of Lioli, Omicron and Caesarstone Scandinavia, could be more difficult, costly and time-consuming than we expect and therefore disrupt our business and adversely affect the value of our shares.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to customer demands, competitive pressures and industry trends in the home renovation and construction sectors. We pursue our growth strategy by acquiring complementary businesses across the globe, including our previously announced acquisitions of Lioli, an India-based porcelain countertop slab producer, in October 2020 (the “Lioli Acquisition”), Omicron, a stone supplier based in Pompano Beach, Florida, in December 2020 (the “Omicron Acquisition”) and Caesarstone Scandinavia (formerly named Magrab), a leading distributor in Sweden during July 2022 (the “Magrab Acquisition”).

The combination of independent businesses is a complex, costly and time-consuming process. While our management continues to make progress in integrating Lioli’s and Omicron’s businesses with ours, such efforts are still underway and are expected to continue through 2023. During this time, we and our management have encountered, and are likely to continue to encounter, ongoing challenges with respect to achieving anticipated synergies. For example, high turnover rates of key employees at Lioli, which we attribute to challenges assimilating Lioli employees into our workplace culture and maintaining consistent operational standards and processes. We seek to manage these transitions carefully, such as by establishing employee training and development programs. However, any continued retention issues at our acquired companies will result in a loss of institutional knowledge about those businesses. Failure to address these risks, such as by successfully retaining current employees or recruiting new professionals with relevant industry knowledge, will likely result in operational delays and negatively impact our financial results.

In addition, we may be exposed to unforeseen or undisclosed claims and liabilities arising from the operations of Lioli, Omicron and Magrab from periods prior to the dates we acquired them. For example, although we believe that we have a good and marketable title to the Lioli manufacturing facility in Morbi, Gujarat, India, there are certain historic discrepancies between records of different local and regional authorities in Gujarat, India, including records of titles to physically non-existing plots, that might result in our ownership to the facility or its parts being challenged, including by title holders of existing and non-existing adjacent plots. Our ability to seek indemnification from the former owners for these and any other claims or liabilities could be significant and limited by various factors, including the specific limitations contained in the respective acquisition agreements and the financial ability of the former owners. If we are unable to enforce any indemnification rights we may have, or if we do not have any right to indemnification, we could be held liable for the costs or obligations associated with such claims or liabilities, which could adversely affect our operating performance.

In addition, as a result of the Lioli, Omicron and Magrab Acquisitions we carried a significant amount of intangible assets (including goodwill) on our balance sheet. As of December 31, 2021 and 2022, our goodwill and other intangible assets (including Lioli and Omicron acquisitions), amounted to $55.4 million and $8.8 million, respectively.

Our goodwill or other Intangible assets or other  long lived assets may become further impaired, which could require us to record additional significant charges to earnings in accordance with generally accepted accounting principles

As per the U.S. GAAP (ASC 350), we are required to test our goodwill for impairmenton an annual basis or whenever indicators for potential impairment exist. We are operating as one reporting unit for goodwill testing purposes. Due to Company’s market capitalization, higher interest rates and global slow down in our markets, we conducted a goodwill impairment testing for the period ended December 31, 2022. As a result of this testing, we recorded an aggregate $44.8 million non-cash impairment charge related to goodwill in the fiscal year 2022. As of December 31, 2022 our goodwill was fully impaired and the balance of the goodwill and other intangibles was $8.8 million. Further deterioration of our share price may require us to test, and possibly subsequently impair additional assets. See also Note 7 to the financial statements included elsewhere in this report.

In addition we tested our long lived assets due to the same reasons mentioned above and in addition to our current lower utilization in our plants. Such impairment test was in accordance with U.S. GAAP rules (ASC 360) and resulted in an impairment of $26.4 million. See also Note 6 to the financial statements included elsewhere in this report.

This testing involves estimates and significant judgments by management. We believe our assumptions and estimates are reasonable and appropriate; however additional adverse changes in key assumptions, including a failure to meet expected earnings or other financial plans, unanticipated events and circumstances such as changes in assumptions about the duration and magnitude of increased supply chain and commodities costs and our planned efforts to mitigate such impacts, further disruptions in the supply chain, increases in tax rates (including potential tax reform) or a significant change in industry or economic trends could affect the accuracy or validity of such estimates and may result in an additional impairment. Any charge or charges could adversely affect our results of operations. See “Critical Accounting Estimates” in Item 5 herein for more information regarding goodwill and other long lived assets impairment testing. Therefore, although we have recorded said impairment charges this year, we cannot guarantee that we will not experience goodwill, other intangible assets or long lived assets impairments in the future.

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

In order to optimize our production capabilities, meet market demands  also in lower price ranges, since 2021 we have started to accelerated our strategy to acquire certain basic product models from third-party engineered stone and Porcelain OEMs, primarily from China, Spain Italy and India. We continued to increase this activity during 2022 and anticipate further growth during 2023.

The successful expansion of our supplier network through OEM relationships will depend on several factors, including, for example:

•	our ability to manage our relationships with OEMs;

•	the extent to which we experience delays in delivery of products from OEMs or the quality of products produced by these OEMs does not meet our standards;

•	damage or disruption to the ability of our OEMs to develop, manufacture and transport our products as a result of factors within or outside their control;

•	failure by such OEMs to comply with applicable laws and regulations or accepted industry standards including ESG expectations set by us and our customers; and

•
our ability to agree on the commercial terms with such vendors, or effectively enforce the terms of any verbal or written agreements, which could cause OEMs to cease manufacturing in the amounts required to meet the demand for our products, or at all.

For example during 2022, we encountered quality challenges and our ability to develop new products with OEM providers was diminished also due to Covid-19. If any of the above factors should materialize during 2023, we could experience adverse impacts to our business, financial condition and results of operations. Moreover, our failure to effectively manage our OEM supplier-partnerships could require us to locate alternative manufacturers or produce the products using our facilities, which could cause substantial delays in manufacturing, increase our costs, negatively impact our brand, reputation, and the quality of our products in case we rely on new vendors, and require us to adjust our products and our manufacturing processes. Even if we do effectively manage such relationships, they may not help us to successfully optimize our operations and reduce costs. In addition, cooperation with OEMs may require us to expose certain intellectual property relating to our products and designs, the confidentiality of which we may not be able to further control or enforce loss of confidential know how or other intellectual property may lead to loss of various advantages in our markets and adversely effect results of our operation.  Finally, if we experience demand for our products that exceeds our manufacturing capacity and we fail to acquire slab models from OEMs, we may not have sufficient inventory to meet our customers’ demands, which would negatively impact our revenues, reputation and potentially cause us to lose market share.

A key element of our strategy is to expand our sales in certain markets, such as the United States. Failure to expand such sales would have a materially adverse effect on our future growth and prospects

A key element of our strategy is to expand sales of our products in certain of our key existing markets, as well as additional new markets that we believe have high growth potential. In line with our growth acceleration plan, we are continuing to make strategic investments to increase our distribution network in the United States, including through the expansion of our brand into the South, Southeast and Ohio Valley markets via the Omicron Acquisition, and by increasing the headcount of our U.S. sales force in 2021 and 2022. We estimate we can continue to expand our brand and the sales of our engineered quartz and porcelain products in the United States where, according to Freedonia, engineered quartz surfaces represented 21% of the total countertops by volume installed in 2022.

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

Our sales to retailers, may be affected, among other things, by their focus, sales and promotional events, the timing, scope and other terms that are determined exclusively by such retailers and can impact our sales volume. Accordingly, these sales have been, and may continue to be, volatile, and we may not be able to maintain or increase such sales or to maintain its current profitability level. See also “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business”.

In addition, we have entered into arrangements with third parties for the supply of fabrication and installation services to and we may enter into such agreements with other third parties. The success of these third-party relationships may impact our supply of countertops, inventory levels, quality and service level standards, ESG rating, and ability to manage the installation and fabrication of countertops to meet the end consumers’ demands at reasonable prices. If we are unable to successfully manage the installation and fabrication services performed for us by these third-party fabricators and installers, we may experience relatively high waste of our products used by fabricators for such works, and complaints from end-consumers with respect to supply time, quality and service level of the fabrication and installation, including defects and damages. Such risks could expose us to warranty-related damages, which, if not covered back-to-back by the fabricators engaged by us, could have a materially adverse effect on our financial results, reputation and brand position and lead to the termination of our agreements with retailers.

We rely on select suppliers in specific regions for the raw materials used in the production of our products, and we may encounter significant manufacturing delays if we experience disruptions in these supply arrangements and/or are required to change suppliers

Our principal raw materials for engineered quartz products are quartz, polyester and pigments. We acquire quartz from quartz manufacturers from Turkey, India, Israel and several European countries. We typically transact business with our quartz suppliers on an annual framework basis, under which we execute purchase orders from time to time. In 2022, approximately 69% of our quartz was imported from several suppliers in Turkey. We acquire polyester from several suppliers, mainly from Europe, on an annual framework basis, or on a purchase order basis based on our projected needs for the subsequent one to three months. The supply of pigments required for the production of our quartz products is also limited and we currently rely on a single supplier for the processing of such pigments. Accordingly, if our contractual relationship with this single supplier ceased for any reason whatsoever, and we could not immediately locate a replacement supplier, our business would be materially adversely affected. Other raw materials used in our engineered quartz products are acquired from a limited number of suppliers on a purchase order basis, and our ability to preset prices in advance is limited. Additionally, the principal raw materials used in our porcelain products are clay minerals, natural minerals (such as feldspar) and chemical additives. We typically transact business with our suppliers of these raw materials on either a purchase order basis or an annual framework basis, under which we execute purchase orders from time to time. Because nearly all of our supply arrangements are based on our projected or anticipated needs, we cannot be certain that any of our current suppliers will continue to provide us with the quantities of raw materials that we require or will be able to satisfy our anticipated specifications and quality requirements. We may also experience a shortage of such materials if, for example, demand for our products increases.

In addition, we may lose our supply contracts or arrangements, or the ability to effectively enforce our rights thereunder, if our supplier relationships are disrupted as a result of factors beyond our control, including, for example, political tensions in the regions where our supplies are located. For instance, in previouse years, rising tensions between Turkey and the State of Israel have increased the risk that our commercial arrangements with Turkish suppliers for quartz may be adversely and materially impacted. If political tensions between Turkey and Israel worsen again, and our Turkish quartz suppliers fail to perform in accordance with our arrangements, we may not be able to successfully enforce them.

We have in the past and may in the future experienced disagreements over prices with with suppliers of our raw materials, and such may escalate to the point thatsuppliers cease supplying us. If our supply of raw materials is adversely impacted to a material extent or if, for any other reason, any of our suppliers do not perform in accordance with our agreements with them or cease supplying us with the relevant material for any reason, we would need to locate alternate suppliers. Securing replacement suppliers could result in substantial delays in manufacturing, increase our costs, negatively impact the quality of our products, or require us to adjust our products and our manufacturing processes. Any such delays in or disruptions to the manufacturing process could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet their order requests.

For more information with regards to suppliers of raw materials used in our products, see “ITEM 4.B: Information on the Company—Business Overview—Raw materials and Service Provider Relationships.”

In addition to our traditional engineered quartz offering, we manufacture porcelain products and sales of porcelain, natural stone and other materials, and may pursue a further expansion of our product offering, including introducing new products and materials as well as new applications, which may be unsuccessful, and may divert management’s attention and negatively affect our margins and results of operations.

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

For example, as a result of the Lioli Acquisition in 2020, we commenced manufacturing and sales of porcelain slabs for different applications, including flooring and cladding, and we intend to extend our produced porcelain countertops offering. Lioli faces adverse tariffs for sale into the EEU, and may face same in sales into the U.S. See also “—Global trade is affected by governmental involvement including through antidumping and countervailing duties and these may cause unforeseeable market changes that could adversely impact our financial results.” In addition, our acquired Omicron locations in the U.S. also sell natural stone and ancillary products for kitchen installation and fabrication. Although we believe that the expansion into new products, materials and, in some cases, applications represent an opportunity to leverage our existing business, no guarantee can be given as to customer demand for the new products. Moreover, in the future we may decide to introduce additional new products and enter new markets, whether through cooperation with third-party manufacturers or manufacturing at our own facilities.

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

In addition, Porcelain products are often used in additional applications such as floring and wall cladding. Addressing these markets entails additional risks and liabilities that should they materialize may have a material adverse effect on our financial results.

Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets, or to sales to a major customer therein, could materially and adversely impact our results of operations and prospects.

Our sales are subject to significant geographic concentration, with four largest markets accounting for 85.2% of revenues. In 2022, sales in the United States, Australia (including New Zealand), Canada and Israel accounted for 49.5%, 16.8%, 13.5% and 5.3% of our revenues, respectively. Our results of operations could be materially and adversely impacted by a range of factors, including spending on home renovation and remodeling and new residential construction in the region (as discussed above), local competitive changes, changes in consumers’ quartz surface or countertop preferences and regulatory changes that specifically impact these markets (such as imposition of antidumping and countervailing duties in the United States as discussed above), as well as by our performance in each of these markets. Sales in our main markets could be materially and adversely impacted by other general economic conditions, including in a global or local recession, depression, excessive inflation or other sustained adverse market events and increases in imports of cheaper quartz surfaces from low cost countries manufacturers into such markets, especially the United States, Australia and Canada. Stronger local currencies could make lower-priced imported goods more competitive than our products. Although we face different challenges and risks in each of the markets in which we operate, due to the existence of a high level of geographic concentration, should an adverse event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

Our business is subject to disruptions and quarterly fluctuations in revenues and net income as a result of seasonal factors, weather-related conditions, natural disasters, building construction cycles and actions by third parties over which we have no control, which are hard to predict with certainty.

Our results of operations have in the past and may in the future be impacted by seasonal factors, weather-related conditions, and construction and renovation cycles. The levels of manufacturing, fabrication, distribution, and installation of our products generally follow activity in the construction and renovation industries. Severe weather conditions, such as unusually prolonged cold conditions, hurricanes, severe storms, earthquakes, floods, fires, droughts, other natural disasters or similar events could reduce, delay or halt the construction and renovation industries in the markets in which we operate, and our businesses may be adversely affected. Markets in which we operate that are impacted by winter weather, such as snowstorms and extended periods of rain, may experience a slowdown in construction activity during the beginning and the end of each calendar year, and this winter slowdown contributes to lower sales in our first and fourth quarters. Natural disasters including tornados, hurricanes, floods and earthquakes may damage our facilities, the launch facilities we use or those of our suppliers, which could have a material adverse effect on our business, financial condition and results of operations. Traditionally, the second and third quarters of the year exhibit higher sales than first and fourth quarters. Specifically for the fourth quarter of 2022, our sales were also impacted by the general economic slowdown. For more information, see “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Factors impacting our results of operations” and “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Quarterly results of operations and seasonality.” Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

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

Our distributors’ actions may have a materially adverse effect on our business and results of operations. Our results of operations may be further impacted by the actions of our re-sellers

Sales to third-party distributors accounted for approximately 10% of our revenues in 2022. In our indirect markets, we depend on the success of the selling and marketing efforts of our third-party distributors, and any disruption in our distribution network could materially impair our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations. As we have limited control over these distributors, their actions could also materially harm our brand and company reputation in the marketplace.

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

Since 2008, we have been named, either directly or as a third party defendant, in numerous lawsuits alleging damages caused by exposure to RCS related to our products filed by individuals (including fabricators and their employees, and our former employees), their successors, employers and the State of Israel, and in subrogation claims by the Israeli National Insurance Institute (the “NII”), Workers’ compensation claims in several states in Australia, and others. As of December 31, 2022, we were subject to pending lawsuits with respect to 163 injured persons globally (of which 99 were in Israel, 56 in Australia and 8 in the United States) and had received pre-litigation demand letters with respect to additional 9 persons, in each case relating to silicosis claims. One of the injured persons filed against us a lawsuit in the Central District Court in Israel with a motion for its recognition as a class action; and subsequently we reached a settlement agreement with the lead-plaintiff with respect to this claim, which was approved by the competent courts in 2021. According to the settlement agreement, during 2022 we paid on a one-time basis, without any admission of liability, approximately $2.6 million to fund certain safety related expenses of fabricators (such amount included plaintiff’s compensation and legal expenses). Most of the claims asserted against us do not specify a total amount of damages sought and the plaintiffs’ future damages, if any, are intended to be determined at trial or settlement discussions.

Although we intend to vigorously contest some of the pending claims, we cannot provide any assurance that we will be successful. As of December 31, 2022, we estimated based on the current legal conditions that our total exposure with respect to all then-pending lawsuits in Israel and Australia was approximately $36 million (which we made a provision for on our balance sheet), however, the actual outcome of such lawsuits may vary from our estimate. We believe that we have $7.3 million of coverage under our product liability insurance and, accordingly, our net exposure with respect to such pending claims is estimated to be $28.7 million. At this early stage of litigation, we are unable to estimate the probability of the actual exposure in the claims filed against us in the U.S.

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

As of December 31, 2022, 23 of our employees, out of which 12 were employed in our plants in Israel as of such date, were banned by occupational physicians from working in a workplace with dust due to a diagnosis or suspected diagnosis of silicosis or other lung diseases, and any expenses not covered by the National Insurance Institute of Israel which we may incur in this respect are not covered by our employer liability insurance. As of December 31, 2022 there were 4 outstanding lawsuits that had been filed against us by former employees.

We currently have limited product liability insurance policies, which apply to us and our subsidiaries and cover claims related to bodily injuries though in most cases these policies exclude damages caused by exposure to hazardous dust. In recent years, we have been able to obtain such insurance only on less favorable terms than previously. If we are unable to renew our product liability insurances at all or in part, if we cannot obtain insurance on as favorable terms as previously, or if our insurance is terminated early, decreased, provides inadequate coverage or if we are subject to silicosis-related claims excluded by our product liability insurance policy or by our employer liability insurance policy, we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance. For example, as of September 2020 our Australian product liability insurance ceased coverage of newly diagnosed silicosis related claims. Such events might have a material adverse effect on our business and results of operations. As of December 31, 2022, our insurance receivables for silicosis-related claims totaled $7.3 million. Although we believe that it is probable that such receivables will be paid to us when such payments are due, if our insurers become insolvent in the future or for other reason do not pay such amounts in full or on a timely basis, such failure could have a material adverse effect on our financial results and cash flow.

In addition, media coverage regarding the hazards associated with exposure to RCS in the engineered quartz surfaces, which intensified significantly primarily in Australia, may adversely affect consumer preferences toward our products, damage our brand and reputation and lead to loss of sales and a material adverse effect to our revenues and financial results. In Australia a major union is calling for greater governmental and regulatory action, which may increase our costs of compliance therewith, lead to greater propensity for litigation against us, and are more specifically demanding a ban be placed on quartz-based products, and high ranking officials have voiced their support of this proposition. Such a ban would require us to make costly adjustments to our operations and may lead to a major loss of market share in the Australian market, which would have a material adverse effect on our financial results.

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

Changes in laws and regulations relating to hazards associated with engineered quartz surfaces  or the content of RCS in stone and engineered quartz surfaces may adversely and materially affect our business.

During recent years, after identifying exposure to silica in the engineered quartz and stone countertop industry as a health hazard to workers involved in manufacturing, cutting, fabricating, finishing and installing quartz and stone countertops, several local regulatory bodies have issued safety alerts and promoted new regulations. For example, in 2015, the Israeli Ministry of Economy and Industry (“IMEI”) proposed a new law aimed at improving the health, protection and safety of persons engaged in fabrication of engineered quartz surfaces by imposing, among other things, obligations to obtain permits for operating a fabrication business. While, that law did not pass, there is still a possibility of regulatory involvement or renewed attempts for legislation that could adversely affect our market and so results of our operations. In July 2019, the Australian federal government established a national dust disease taskforce (”the Taskforce”) in light of the re-emergence of silicosis. The Taskforce presented its Final Report in June 2021. Among the Taskforce recommendations, it was noted that a ban on the importation of some or all engineered stone be considered by July 2024 if There is no measurable and acceptable improvement in regulatory compliance rates for the engineered stone sector; and Evidence indicates preventative measures are not effectively protecting those working with engineered stone from silicosis and silica-associated diseases. Australian Governments’ response to the Taskforce report, that was published in 2022, noted this recommendation and recognised that a comprehensive framework is required to evaluate the effectiveness of compliance with health and safety duties and the effectiveness of measures to protect workers, including any further measures implemented following Safe Work Australia’s regulatory impact analysis process. The response also noted that further time may be required to make this assessment beyond the July 2024 proposed deadline. At the end of 2022, The Australian Construction, Forestry, Maritime, Mining and Energy Union launched a campaign against engineered stone stating that if the federal government did not ban engineered stone by July 2024, it would ban its members from handling it, and continued through 2022 and 2023 to promote a ban on engeneered stone surfaces, and this approach is gaining support among Australias relevant ministers. In October 2019, Queensland State in Australia approved a new code of practice on managing RCS exposure in the stone benchtop industry, that included, among others, prohibiting uncontrolled dry cutting and periodic air monitoring requirements. In New-South Wales, Australia, a Legislative Council Committee was formed to review the State’s response to silicosis in the manufactured stone industry. The Legislative Council Committee issued its final report in March 2020 and recommended, among other things: providing all manufactured stone workers a low-dose high-resolution CT scan (instead of X-ray); obliging all manufacturers and suppliers to provide safety data sheets and to affix standardized warning labels on all manufactured stone products; further reducing the workplace exposure standard for RCS; and establishing a silicosis register. In 2021, Victoria State in Australia, after already prohibiting uncontrolled dry cutting of engineered stone, amended its Occupational Health and Safety Regulations by introducing a licensing scheme for employers working with engineered stone, duties on manufacturers and suppliers of engineered stone, and additional regulatory oversight of high-risk crystalline silica work outside of engineered stone across a broad range of industries. According to Victoria’s innovative licensing scheme, as of November 2022, employers working with engineered stone that contain more than 40% silica, would be required to obtain and hold an engineered stone licence; and suppliers of engineered stone would be prohibited from supplying engineered stone to a person who requires an engineered stone licence but does not have one. During 2021, Western Australia State changed its exposure standard for RCS, in addition to launching a new health surveillance requirement for silica, according to which employers will be required to provide a low-dose high-resolution CT scan instead of the previously required chest X-ray. In February 2020, the U.S. Occupational Safety and Health Administration published a National Emphasis Program addressing the hazards of silica in various industries. Contemplated and current regulatory initiatives in the U.S., Australia and Israel are necessary to improve health and safety, however, these changes may also disrupt the market or impose burdens on fabricators and distributors potentially causing them to shift towards using other materials, which could materially and adversely impact our business. Further regulatory changes regarding the ability to use, process or sell stone countertops, particularly engineered quartz, and the safety measures required in such activities may materially adversely affect our business.

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

Our manufacturing facilities are subject to numerous Israeli, U.S. federal and state (Georgia) and Indian federal and Gujarati laws and regulations which may cause us to incur significant costs and liabilities. We are also subject to industry standards and policies imposed by our customers (such as large retailers), relating to environmental, health and safety, use of our products and other matters such as dust, acetone and styrene control, as detailed in “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters.” Other aspects of our activities are subject to local laws wherever we operate, including Canada, Australia, Singapore, the United Kingdom and Sweden. These laws, ordinances and regulations can be subject to change and such change could result in increased compliance costs, the need for additional capital expenditures, or otherwise adversely affect us. In February 2022, Israel adopted a long term goal for the reduction of environmental styrene emissions. Although such goal is not expected to impact our current operations, the adoption of new regulations could create an additional burden for any future investment in our Israeli facilities.  Violations of environmental, health and safety laws and regulations may lead to civil and criminal sanctions against us, our directors, officers or employees. Liability under these laws and regulations and compliance with various industry standards and policies involves inherent uncertainties and in some cases may compel the installation of additional equipment and subject us to substantial penalties, injunctive orders and facility shutdowns, as well as damages to our reputation and brand and may therefore lead to loss in revenue. If our operations are enjoined because of failure to comply with such regulations, or if we are required to install expensive equipment in order to meet regulatory requirements, it could materially adversely affect our results of operations. Any contemplated expansion of our facilities will also need to meet standards imposed by laws, regulations and other industry standards. Violations of environmental laws could also result in obligations to investigate or remediate potential contamination, third-party property damage or personal injury claims resulting from potential migration of contaminants off-site. Violations of such laws and regulations may also constitute a breach of current or future commercial contracts we have with third parties and impact our cooperation with customers and suppliers. We have identified in the past and may identify in the future compliance risks related to environmental and health and safety regulation standards. Preparation and implementation of mitigation plans for such risks may take time during which we may not be in full compliance with applicable laws and standards.

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

Since the COVID-19 pandemic, a greater number of our employees are working remotely and accessing our IT systems and networks remotely, which may further increase our vulnerability to cybercrimes and cyberattacks and increase the stress on our technology infrastructure and systems. Although we maintain data protection liability insurance, exclusions from coverage are added into these policies and coverage may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

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

Our operating results may suffer due to our failure to manage our international operations effectively or due to regulatory changes in foreign jurisdictions where we operate

Our products are sold in over 50 countries throughout the world, our raw materials, equipment and machinery are acquired in different countries, our products are manufactured in Israel, the United States and India, and our global management operates from Israel. We are therefore subject to risks associated with having international operations and expanding globally, including risks related to complying with the law and regulations of various foreign governments and regulatory authorities. These laws and regulations may apply to us, our subsidiaries, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment or acquisition decisions or partnership opportunities. Accordingly, our sales, purchases and operations are subject to risks and uncertainties, including, but not limited to:

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

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” in determining our accrued liability for unrecognized tax benefits, which totaled approximately $2.9 million as of December 31, 2022. See also note 12 to our financial statements included elsewhere in this report. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

Failure to meet ESG expectations or standards or a failure to effectively pursueour ESG goals could adversely affect our business, results of operations, financial condition, or stock price.

Environmental Social and Governance (or “ESG”)  matters, including greenhouse gas emissions, diversity and inclusion, responsible sourcing, human rights, and corporate governance, have gained increased attention from regulators, customers and other stakeholders. In line with our commitment to ESG, as demonstrated by the publication of our latest ESG report in 2021, we have established and publicly announced certain goals, commitments, and targets which may be refined or expanded in the future. However, these goals are not guarantees and achieving them presents operational, regulatory, reputational, financial, legal, and other risks. Additionally, accounting standards and regulations surrounding ESG are subject to change and may result in additional costs for compliance. As the pathway towards achiving ever evolving goals is uncertain we may exert extensive efforts that would not yield our desired results or place a high financial burden. If we fail to meet ESG expectations, it could harm our reputation, negatively impact customer and talent retention, and lead to increased scrutiny from investors and authorities. `Damage to our reputation could also reduce demand for our products and services and negatively impact our financial results and stock price.

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

As of March 10, 2023, the Kibbutz, together with Tene, being parties to a voting agreement, beneficially owned 14,029,494 constituting approximately 40.7% of our shares. Both the Kibbutz and Tene are deemed our controlling shareholders under the Israeli Companies Law. The Kibbutz and Tene also agreed to use their best efforts to prevent any dilutive transactions that would reduce the Kibbutz’s holdings in us below 26% on a fully diluted basis and to cause that at least four directors on behalf of the parties are elected to our board of directors. For more information, see “ITEM 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” Two members of our board of directors and a number of our key employees are members of the Kibbutz. Certain of these individuals also serve in different positions in the Kibbutz, including business manager of the Kibbutz. Such individuals have fiduciary duties to both us and Kibbutz Sdot-Yam. As a result, our directors and executive officers who are members of the Kibbutz may have real or apparent conflicts of interest on matters affecting both us and the Kibbutz and, in some circumstances, such individuals may have interests adverse to us. For example, in the annual general meeting of our shareholders held in December 2015, the Kibbutz opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees identified by the Kibbutz as independent. In addition, two members of our board of directors, including the chairman of the board of directors, also serve as partners in Tene. Since these individuals have fiduciary duties to both us and Tene, there may be real or apparent conflicts of interest in this respect as well. See “ITEM 6.A: Directors, Senior Management and Employees—Directors and Senior Management.”

Our headquarters and one of our two manufacturing facilities in Israel are located on lands leased by Kibbutz Sdot-Yam from the Israel Lands Administration and the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd. If we are unable to continue to lease such lands from Kibbutz Sdot-Yam, our business and future business prospects may suffer

One of our manufacturing facilities, our headquarters and our research and development facilities are located on lands leased by the Kibbutz pursuant to two lease agreements between the Kibbutz and the ILA, and an additional lease agreement between the Kibbutz and the Edmond Benjamin de Rothschild Caesarea Development Corporation Ltd. (“Caesarea Development Corporation”).

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

In addition, pursuant to the agreements we entered into with the Kibbutz with respect to our Bar-Lev and Sdot-Yam facilities, in the event of a material change in the payments made by the Kibbutz to the ILA or the Caesarea Development Corporation or changes in the market conditions, every three years the Kibbutz may appoint an independent appraiser to reassess the fees we agreed to pay to the Kibbutz in light of such changes. If an independent appraiser concludes that the fees payable by us to the Kibbutz for the Bar-Lev and Sdot-Yam facilities are below market, the Kibbutz can, in its sole discretion, adjust such fees to the market value with a binding effect on us. Such appraisal took place during 2021, and resulted in an increase of the lease fees. See “—Other factors impacting our results of operations— Agreements with Kibbutz Sdot-Yam .”

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

Our headquarters, research and development facilities and our two manufacturing facilities in Israel are located on lands leased by the Kibbutz. We have entered into certain agreements with the Kibbutz pursuant to which the Kibbutz provides us with, among other things, a portion of our labor force, electricity, maintenance, security and other services. We believe that such services are rendered to us in the normal course of business and they represent at arms length terms. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with the Kibbutz are in the ordinary course of our business and are no less favorable to us than if they had been negotiated with unaffiliated third parties. As a result, the tax treatment for these transactions may also be called into question, which could have a materially adverse impact on our operating results and financial condition. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Risks Related to our Ordinary Shares

We cannot provide any assurance regarding the amount or timing of dividend payments

In February 2020, we revised our dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (the “Calculated Dividend”), subject in each case to approval by the Company’s board of directors. If the Calculated Dividend is less than $0.10 per share, no dividend shall be paid. In the fourth quarter of 2020, we distributed a cash dividend in the amount of $0.14 per share, in the second quarter of 2021, we distributed a cash dividend in the amount of $0.21 per share, in the fourth quarter of 2021, we distributed a cash dividend in the amount of $0.10 per share and in the third quarter of 2022, we distributed a cash dividend in the amount of $0.25 per share. Until 2021 each dividend distribution was subject to withholding tax of 20%, in 2022, the dividend distribton was subject to withholding tax of 20.5%.
We cannot provide assurances regarding the amount or timing of any dividend payments and may decide not to pay dividends in the future. The related withholding tax rate can vary in accordance with the local laws and jurisdictions at the time of the dividend payment.

The price of our ordinary shares may be volatile.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially (as indeed occurred during 2022 and in previous years) as a result of many factors, including but not limited to (i) actual or anticipated fluctuations in our results of operations; (ii) variance in our financial performance from the expectations of market analysts; (iii) announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans; (iv) changes in the prices of our raw materials or the products we sell; (v) our involvement in litigation, specifically for example, any adverse precedent set in Australia in connection with silica related claims; (vi) our sale of ordinary shares or other securities in the future; (vii) market conditions in our industry; (viii) changes in key personnel; (ix) the trading volume of our ordinary shares; (x) changes in the estimation of the future size and growth rate of our markets; (xi) changes in our board of directors, including director resignations; (xii) actions of investors and shareholders, including short seller reports and proxy contests; and (xiii) general economic and market conditions unrelated to our business or performance, such as increased shipping and handling markets. See also “—The COVID-19 pandemic could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and results of operations”.

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

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. During 2021, two analysts discontinued research coverage of our business. If additional analysts do not establish research coverage, or if the current research analyst ceases coverage of our company or fails to publish reports on our Company regularly, we could lose visibility in the market and demand for our shares may decline, which might cause our share price and trading volume to decline.

The price of our ordinary shares could also decline if one or more securities analysts downgrade our ordinary shares or if one or more of those analysts issue other unfavorable commentary. The market price for our ordinary shares has been in the past, and may be in the future, materially and adversely affected by statements made in reports issued by short sellers regarding our business model, our management and our financial accounting. In the past, we have also faced difficulty accurately projecting our earnings and have missed certain of our publicly announced guidance. If our financial results for a period do not meet our guidance or if we reduce our guidance for future periods, the market price of our ordinary shares may decline. We have experienced in the past, and may experience in the future, a decline in the value of our shares as a result of the foregoing factors and the other various factors reflected in the Item. For example during the forth quarter of 2022 our share price has dropped to an all time low of US$ 5.59 per Ordinary Share, and has since remained below $7, and as of March 10, 2023 also below $5.

Environmental, social and governance (“ESG”) and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. We may face reputational damage in the event our corporate responsibility initiatives or objectives do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our ordinary shares from consideration by certain investors. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks. See also “—Failure to meet ESG expectations or standards or achieve our ESG goals could adversely affect our business, results of operations, financial condition, or stock price.”

The substantial share ownership position of Kibbutz Sdot-Yam and Tene will limit your ability to influence corporate matters.

As of March 10, 2023, the Kibbutz and Tene beneficially owned 14,029,494 ordinary shares constituting 40.7% of our outstanding ordinary shares. As a result of this concentration of share ownership and their voting agreement described above, the Kibbutz and Tene are considered controlling shareholders under the Israeli Companies Law, and, acting on their own or together, will continue to have significant voting power on all matters submitted to our shareholders for approval. These matters include:

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

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares

As of March 10, 2023, we had  34,511,391 shares outstanding. This included approximately 14,029,494  ordinary shares, or 40.7% of our outstanding ordinary shares, beneficially owned by the Kibbutz and Tene, which can be resold into the public markets in accordance with the restrictions of Rule 144, including volume limitations, applicable to resales by affiliates or holders of restricted securities.

Sales by us or by the Kibbutz, Tene or other large shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could materially impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

As of March 10, 2023, 2,113,715 ordinary shares were reserved for issuance under our 2011 option plan and our 2020 Share Incentive Plan of which options to purchase 1,561,900 ordinary shares were outstanding, with a weighted average exercise price of $14.3 per share, and 75,809 restricted stock units (“RSUs”) were outstanding. To the extent they are covered by our registration statements on Form S-8, these shares may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

Risks Relating to our Incorporation and Location in Israel

If we fail to comply with Israeli law restrictions concerning employment of Jewish employees on Saturdays and Jewish holidays, we and our office holders may be exposed to administrative and criminal liabilities and our operational and financial results may be materially and adversely impacted.

We are subject to the Israeli Hours of Work and Rest Law, 1951 (“Rest Law”), which imposes certain restriction on the employment terms and conditions of our employees. Among others, the Rest Law prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the IMEI. Employment of Jewish employees on such days without a permit constitutes a violation of the Rest Law. We received a permit from the IMEI to employ Jewish employees on Saturdays and Jewish holidays in connection with most of the production machinery in our Sdot-Yam facility, effective until December 30, 2024. There is no assurance that we will be able to maintain such permit while we do not actually employ Jewish employees on Saturdays, or, if cancelled by the IMEI, that we will be able to obtain such permit in the future. If we fail to obtain such permit in the future or if we are deemed to be in any violation of the Rest Law, we may be required to halt operations of our manufacturing facilities on Saturdays and Jewish holidays, we and our officers may be exposed to administrative and criminal liabilities, including fines, and our ability to utilize our Sdot-Yam facility and therefore our operational and financial results could be materially and adversely impacted.

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

The proposed reform in Israel's judicial system and the resulting extensive public protests and potential impact on financial markets in Isarel may have an adverse effect on our business, our brand perception, our operational results

The Israeli government is currently pursuing extensive reform to Israel’s judicial system which has sparked intense political debate. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes and/or the public reaction to the reform, may negatively impact the business environment in Israel and our brand perception abroad, including due to reluctance of foreign investors or consumers to invest or transact business in or with Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, and our financial results.

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

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes

Our Israeli facilities have been granted “Preferred Enterprise” status by the Israeli Authority for Investment and Development of the Industry and Economy (“Investment Center”), which provides us with investment grants (in respect of certain Approved Enterprise programs) and makes us eligible for tax benefits under the Investment Law.

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

Effective as of January 1, 2011, the Investment Law was amended (“Amendment No. 68” or the “2011 Amendment”). Under Amendment No. 68, the criteria for receiving tax benefits were revised. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible to be included in future Israeli tax benefit programs. We may lose all our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA). We do not foresee such circumstances as probable in the coming years. From 2017 onward, our current Preferred, the tax rate for the portion of our income related to the Bar-Lev manufacturing facility was reduced to 7.5% and Sdot-Yam tax rate 16%.

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

Under Israeli law, our two external directors have terms of office of three years, and may serve up to three terms. Our current external directors have been elected by our shareholders to serve for a three-year term commencing December 1, 2020.

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

Under the Israeli Economic Competition law (formerly, the Restrictive Trade Practices Law, 1988) (the “Israeli Competition Law”), a company that either supplies more than 50% of any asset or service in a specific market in Israel or, in some cases, in a specific geographical area in Israel, or holds market power in a relevant market, is deemed to be a monopoly. The determination of monopoly status depends on an analysis of the relevant product or service market, but it does not require a positive declaration, and the status is achieved by virtue of such market share threshold being crossed or the existence of market power.

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

 Sales in Israel accounted for approximately 5.3% of our revenues in 2022. We have a significant market position in certain jurisdictions outside of Israel and cannot assure you that we are not, or will not become, subject to the laws relating to the use of dominant product positions in particular countries, which laws could limit our business practices and our ability to consummate acquisitions.

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

We have in the past and intend to continue growing our business through a combination of organic growth and acquisitions. For more information, see “ITEM 4: Information on the Company—History and Development of the Company—Our History.” While we believe there are a number of target businesses we might consider acquiring, including, in certain instances, our distributors, manufacturers of quartz surfaces and other surfaces like Porcelain, we may be unable to persuade those targets of the benefits of a combination or acquisition. Our ability to compete with respect to a combination with or acquisition of certain larger target businesses will be determined by, among other factors, our available financial resources. This inherent competitive limitation may give others an advantage in pursuing such combinations or acquisitions.

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

If we are not successful in completing combinations or acquisitions that we pursue in the future, we may incur substantial expenses and devote significant management time and resources without a successful result. Acquisitions which may include the expansion of our business into new products, like Porcelain, and new applications, could distract the attention of management, impose high expenses and investments and expose our business to additional risks. Such acquisitions carry further risks associated with the entry into new business lines in which we do not have prior experience, and there can be no assurance that any such business expansion would be successful. In addition, future combinations or acquisitions could require the use of substantial portions of our available cash, incur significant debt that could impact the way that we run our business, or result in dilutive issuances of securities. For more information, see “—Fully integrating Lioli’s and Omicron’s businesses may be more difficult, costly and time-consuming than expected, which may adversely affect our results of operations and the value of our common shares” and “—In addition to our traditional engineered quartz offering, we have commenced manufacturing of porcelain products and sales of porcelain, natural stone and other materials, and may pursue a further expansion of our product offering, including introducing new products and materials, which may be unsuccessful, and may divert management’s attention and negatively affect our margins and results of operations.” These factors could each adversely impact our share price and, additionally, our share price may be adversely impacted if the market assesses that we overpaid for a particular acquisition.

We depend on our senior management team and other skilled and experienced personnel to operate our business effectively, and the loss of any of these individuals could materially and adversely affect our business and our future financial condition or results of operations.

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess strategic, managerial, sales, marketing, operational, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. There have been, and from time to time, there may continue to be, changes in our management team resulting from the hiring or departure of executives and key employees, or the transition of executives within our business. For example, Mr. Yos Shiran will begin serving as our new Chief Executive Officer, replacing Yuval Dagim on March 16, 2023. Such types changes and transitions in our executive management team may divert resources and focus away from the operation of our business. Furthermore during the majority part of 2022 we experienced a continued trend of high turnover in some sites and professions. Although this turnover is lower that the post Covid-19 labor market we experienced in 2021, it is still higher than previous years.

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

While we have historically experienced some level of ordinary course turnover of employees, the COVID-19 pandemic and resulting actions and impacts have exacerbated labor shortages and increased turnover also in 2022, albeit to a lesser degree than it was in 2021. A number of factors have had and may continue to have adverse effects on the labor force available to us, including reduced employment pools, unemployment subsidies, including unemployment benefits offered in response to the COVID-19 pandemic, and other government regulations, which include laws and regulations related to workers’ health and safety, and wage and hour practices. Labor shortages and increased turnover rates within our team members have led to and could in the future lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees and could negatively affect our ability to efficiently operate our production facilities or otherwise operate at full capacity. An overall or prolonged labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse impact on our operations, results of operations, liquidity or cash flows.

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

Our products are currently sold in over 50 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. We acquired the businesses of our former Australian, Canadian, U.S. and Singaporean distributors, and established such businesses within our own subsidiaries in such countries. On July 2022, we also acquired our distributor in Sweden and established Caesarstone Scandinavia. In March 2012, we listed our shares on the Nasdaq Global Select Market. In 2017, we started selling our products in the U.K. directly through our U.K. subsidiary, Caesarstone (UK) Ltd. In December 2020, we acquired Omicron, a premier stone supplier which operated several locations across Florida, Ohio, Michigan and Louisiana. We now generate a substantial portion of our revenues in the United States, Australia and Canada from direct distribution of our products. In addition, in October 2020, we acquired a majority stake in Lioli, an India-based producer of porcelain slabs, which also sells its porcelain products in India and other markets.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2022, 2021 and 2020 amounted to $17.8 million, $31.5 million and $19.8 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines. For additional information on our capital expenditures, see “ITEM 5.B: Liquidity and Capital Resources–Capital expenditures.”

Recent Developments

Appointment of Mr. Yos Shiran as Chief Executive Officer

On March 9, 2023, the Company announced that Mr. Yos Shiran was appointed as our Chief Executive Officer effective as of March 16, 2023, assuming the role held by Mr. Yuval Dagim since 2018. Mr. Shiran has over 25 years of CEO experience, for both private and publicly traded companies, including serving as our Chief Executive Officer from January 2009 until August 2016. Prior to Mr. Shiran’s current appointment, he served as co-founder and chief executive officer of SENSEQ Ltd. from September 2016, founder and CEO of Elight Ltd. from January 2020 and co-founder and chairman of the board of Inflow Ltd. from January 2021. Before his initial term as Chief Executive Officer of the Company, Mr. Shiran was the chief executive officer and director of Tefron Ltd. (NYSE: TFR) from January 2001 until August 2008, and prior thereto served as chief executive officer of Technoplast Industries Ltd. from February 1995 until December 2000. Mr. Shiran has a B.Sc. in industrial engineering from Ben-Gurion University, Israel, and an MBA from Bar-Ilan University, Israel.

In accordance with the requirements set forth under the Israeli Companies Law, Mr. Shiran’s compensatory arrangement with the Company remains subject to the approval of the shareholders of the Company, which we intend to pursue in the near term. Mr. Dagim intends to assist Mr. Shiran in order to ensure business continuity and a smooth transition in connection with Mr. Shiran’s new role.

B.	Business Overview

We are a multi material designer, producer and reseller of countertops used in residential and commercial buildings globally. The global countertop industry generated approximately $160.6 billion in sales to end consumers in 2022 based on average installed price, which includes fabrication, installation and other service related costs, as per the following charts:

The majority of our sales are at the wholesale level to fabricators and distributors and exclude fabrication, installation and other service related costs.

The engineered quartz countertop is a growing category in the countertop market and continues to take market share from other materials, such as granite, manufactured solid surfaces and laminate. Between 1999 and 2022, global engineered quartz sales to end-consumers grew at a compound annual growth rate of 16.2% compared to a 6.0% compound annual growth rate in total global countertop sales to end-consumers during the same period. In 2022, we successfully launched the marketing and sales of porcelain countertops under the Caesarstone brand following the Lioli Acquisition. Porcelain represents one of the fastest growing categories in the global countertop market and between 2016 and 2022, the porcelain sales to end-consumers grew at a compound annual growth rate of 36%.

In recent years, quartz penetration rate, by volume, other than in Israel, increased in our key markets, as detailed in the following chart:

Quartz penetration in our key markets

	For the year ended December 31,
	2022	2020	2016	2014	2012
Region
United States	21%	20%	14%	8%	6%
Australia (not including New Zealand)	48%	47%	45%	39%	35%
Canada	27%	28%	24%	18%	12%
Israel (*)	53%	67%	87%	86%	85%

(*) In Israel, quartz lost market share mainly to porcelain, which increased its market share from a de-minimis rate in 2016 to over 34% in 2022.

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

From 2010 to 2022, our revenue grew at a compound annual growth rate of 10.9%. From 2021 to 2022, our revenue increased at an annual rate of 7.3%. In 2022, we generated revenue of $690.8 million, net loss of $57.1 million attributable to controlling interest, which included a one time non-cash impairment charge of $71.3 million, adjusted EBITDA of $51.9 million and adjusted net income attributable to controlling interest of $10.6 million. Adjusted EBITDA and adjusted net income attributable to controlling interest are non-GAAP financial measures. See “ITEM 8.B: Business Overview—Non-GAAP Financial Measures” below for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

Our Products

Our products are generally marketed under the Caesarstone brand. Currently, our porcelain products manufactured in India are marketed either under the Caesarstone brand, mainly for counter-top applications in selected markets, and under the existing Lioli brand mainly for flooring and cladding applications. Most of our stone and Porcelain products are installed as countertops in residential kitchens. Other applications of our products include vanity tops, back splashes, and exterior surfaces. In addition, we sell natural stone, sinks and various ancillary fabrication tools and materials. Our standard size engineered quartz slabs, constituting the majority of our products measure 120 inches long by 56 1/2 inches wide, and 131 1/2 inches long by 64 1/2 inches wide for the jumbo slabs, with a thickness of 1/2 of an inch, 3/4 of an inch or 1 1/4 inches, and 3/4 of an inch or 1 1/4 inches for the jumbo slabs. On average engineered quartz surfaces are comprised on average of 85% quartz blended with polyester, and pigments. Our engineered quartz products’ composition gives them superior strength and resistance levels to heat impact, scratches, cracks, and chips. Polyester, which acts as a binding agent in our engineered quartz products, make such products non-porous and highly resistant to stains. Pigments act as a dyeing agent to vary our products’ colors and patterns. Our standard size porcelain countertop slabs measure 126 inches long by 63 inches wide, 94.5 inches long by 47 inches wide and 47 inches by 47 inches mm, with a thickness of 1/2 inches, 1/3 inches and 1/4 inches, in a range of matt and polished finishes. Porcelain surfaces are typically comprised of clay minerals, natural minerals, and additives, and offer non-porous characteristics as well as scratch and heat resistance.

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

Our product offerings consist of a few collections (classico, Supernatural, Metropolitan, Outdoor and recently Porcelain)), each of which is designed to have a distinct aesthetic appeal. We use a multi-tiered pricing model across our products and within each product collection ranging from lower price points to higher price points. Each product collection is designed, branded, and marketed with the goal of reinforcing our products’ premium quality.

We introduced our original product collection, Classico, in 1987, and today, this collection still generates more revenue than our other collections. Launched in 2012, our Supernatural collection, which is marketed as specialty high-end, offers designs inspired by natural stone and which are manufactured using proprietary technology. In 2018, we launched our new Metropolitan collection, inspired by the rough and unpolished textures found in industrial architecture. In 2020, we introduced our Outdoor collection, an innovative product category, which comprises stain resistant, easy-to-clean surfaces, made of a highly durable material, proven to withstand UV-rays and the most extreme environmental conditions over a long term, intended for use in outdoor cooking spaces. Following the Lioli Aqcuisition we began offering porclain products as well for countertop as well as flooring and cladding aplications.

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

A key focus of our product development is a commitment to substantiating our claim of our products’ superior quality, strength, and durability. Our products undergo ongoing tests for durability and flexural strength internally by our internal laboratory operations group and by external accreditation laboratories and organizations. Products in our portfolio are accredited by organizations overseeing safety, Food contact and environment performance, such as the NSF International and GREENGUARD Indoor Air Quality. Generally, our products support green building projects and allow contractors to receive Leadership in Energy and Design (“LEED”) points for projects incorporating our products.

Distribution

Our four largest markets based on sales are currently the United States, Australia (including New Zealand), Canada and Israel. In 2022, sales of our products in these markets accounted for 49.5%, 16.8%, 13.5% and 5.3% of our revenues, respectively. Total sales in these markets accounted for 85.2% of our revenues in 2022. For a breakdown of revenues by geographic market for the last three fiscal years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results.”

Direct Markets

We currently have direct sales channels in the United States, Australia, Canada, Israel, the United Kingdom (“U.K.”), Sweden (Scandinavia), and Singapore. Our direct sales channels allow us to maintain greater control over the entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers, fabricators, architects and designers regarding new developments in tastes and preferences, and have greater control over inventory management. Our subsidiaries’ warehouses in each of these countries maintain inventories of our products and are connected to each subsidiary’s sales department. We supply our products primarily to fabricators, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers. In certain market channels in the U.S., Canada and Australia, we also provide, together with our products, fabrication and installation services, which we source from third party fabricators. We believe that our supply of a fabricated and installed Caesarstone countertop is a competitive advantage in such channels, which enables us to better control our products’ prices as well as to promote a full solution to our customers, while in some of these cases our products are sold under different brands.

During the second half of 2022, we made changes to our distribution strategic in the Israeli market;  and began selling directly to major fabricators, in addition to selling through a handful of local distributers Although we still sell our products to distributors in this market, we consider this a direct market due to the warranty we provide to end-consumers, as well as our fabricator technical and health and safety instruction programs and our local sales and marketing activities. In the United States, Australia, Canada, the United Kingdom, Sweden (Scandinavia) and Singapore we have established direct distribution channels with distribution locations in major urban centers complemented by arrangements with various third parties, sub-distributors or stone suppliers in certain areas of the United States.

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

In most cases, we engage one or more distributors to serve a country or territory. Today, we sell our products in over 45 countries through third-party distributors, and over 50 countries in total. Sales to third-party distributors in such indirect markets accounted for approximately 10% of our revenues in 2022. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, builders and contractors within their respective territory.

We work closely with our distributors to assist them in preparing and executing a marketing strategy and comprehensive business plan. Ultimately, however, our distributors are responsible for the sales and marketing of our products and providing technical support to their customers within their respective territories. To assist some of our distributors in the promotion of our brand in these markets, we provide marketing materials and in certain cases, monetary participation in marketing activities. Our distributors devote significant effort and resources to generating and maintaining demand for our products along all levels of the product supply chain in their territory. To this end, distributors use our marketing products and strategies to develop relationships with local builders, contractors, developers, kitchen and bath retailers, architects and designers. Certain distributors, as well as sub-distributors, do not engage in brand promotion activities and their activities are limited to sales promotion, warehousing and distributing to fabricators or other customers.

We do not control the pricing terms of our distributors’ or sub-distributors’ sales to customers, nor do we control their purchasing and inventory policy. As a result, prices for our products may vary and their inventory policies may affect their purchases us.

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

We believe our products still have significant growth opportunities in the United States, Canada and Europe. For information on sales trends in the markets in which we operate, see “ITEM 5: Operating and Financial Review and Prospects—Components of statement of income”. In 2016, we established a direct sales channel in the United Kingdom and starting in January 2017 we have been selling and distributing our products in the U.K. directly through our U.K. subsidiary. In December 2020, we acquired Omicron, a premier stone supplier servicing the Florida, Ohio, Michigan and Louisiana markets in the U.S. In July 2022, we acquired a leading distributor in Sweden, establishing first direct Go-To-Market presence in E.U. under Caesarstone Scandinavia AB. We intend to continue to invest resources to further strengthen and increase our penetration in our existing markets. We are also exploring alternative sales channels and methodologies to further enhance our presence in each market.

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

The goal of our marketing activities is to drive marketing and sales efforts across the regions, while creating demand for our products from end-consumers, kitchen and bath retailers, fabricators, contractors, architects and designers, which we refer to as a “push-and-pull demand strategy.” We combine both pushing our products through all levels of the product supply chain while generating demand from end-consumers as a complementary strategy.

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

Our marketing materials are developed by our global marketing department in Israel and are used globally. In 2022, we spent $14.8 million on direct advertising and promotional activities.

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

Research and Development

Our research and development (“R&D”) department is primarily located in Israel. As of December 31, 2022, our corporate R&D department was comprised of 16 employees, all of whom have extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In addition, our R&D for porcelain manufacturing is conducted by 1 dedicated employee located in India. In 2022, R&D costs accounted for approximately 0.6% of our revenues.

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

Quartz is the main raw material component used in our engineered quartz products. Raw quartz must be processed into finer grades of sand and powder before we use it in our manufacturing process. We purchase quartz from our quartz suppliers after it was already processed by them. We acquire quartz from suppliers primarily in Turkey, Belgium, India, Portugal, the U.S. and Israel. In 2022, approximately 69% of our quartz, including mainly quartzite, which is used across all of our engineered quartz products, was imported from several suppliers in Turkey. Approximately 54% of the imported quartz from Turkey (or 37% of our total quartz) was acquired from Mikroman Madencilik San ve TIC.LTD.STI (“Mikroman”) and approximately 24% of the imported quartz from Turkey (or 16% of our total quartz) was acquired from Polat Maden Sanayi ve Ticaret A.S (“Polat”). In light of market volatility and our changing raw material needs,while we have long lasting mutually beneficial relationships with our suppliers we do not currently have an annual framework agreement in place and are purchasing materials from them based on spot purchase orders.

Similar to our arrangements with Mikroman and Polat described above, we typically transact business with other quartz suppliers and execute purchase orders from them from time to time.

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

The principal raw materials for our porcelain products are minerals (such as clay and feldspar) and chemical additives. We typically transact business with our suppliers of raw materials for porcelain products on an annual framework basis, under which we execute purchase orders from time to time.

Our strategy is to maintain, whenever practicable, multiple sources for the purchase of our raw materials to achieve competitive pricing, provide flexibility and protect against supply disruption.

See “ITEM 3.D. Key Information—Risk Factors—We may encounter significant delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products.” For our cost of raw materials in 2022 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

Manufacturing and Facilities

Our products are manufactured at our four manufacturing facilities located in Kibbutz Sdot-Yam in central Israel, Bar-Lev Industrial Park in northern Israel, Richmond Hill, Georgia in the U.S. and, following the Lioli Acquisition, in Morbi, Gujarat in India. Our Sdot-Yam facility includes our first two production lines. We completed our Bar-Lev manufacturing facility in 2005, which included our third production line, and we established our fourth production line at this facility in 2007 and our fifth production line at this facility in 2013. We completed our U.S. manufacturing facility in 2015, where we began to operate our sixth production line in the second quarter of 2015 and our seventh line in the fourth quarter of 2015. In addition to a $135 million as an initial investment, we have the option to further invest and expand in Richmond Hill to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand. During 2022, in response to challenging macroeconomic conditions resulting in lower demands we maintained lower  utilization of all of our production facilities which in turn resulted in higher cost per manufactured unit, given our partially fixed cost structure. As part of the Lioli Acquisition, in 2020 we acquired a porcelain slab manufacturing facility, which is comprised of one production line currently in operation.

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

In addition, since 2018 we have increased our outsourcing capabilities and currently purchase a certain portion of our product offering from third-parties including natural stone, and engeneered stone and porcelainmanufacturers and anciliaries. We conduct quality control and quality assurance processes with respect to such products. In 2022, products produced by third parties accounted for approximately 21% of revenues, and we are aiming to increase purchases from OEMs in 2023. For more information, see ITEM 3.D: Key Information - Operational Risks.

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

We implemented various IT systems to support our business and operations. Our Enterprise Resource Planning (“ERP”) software enables us to manage our day-to-day business activities and provides us with accessible quality data that support our forecasting, planning and reporting. Accurate planning is important in order to support sales and optimize working capital and cost as our products can be built in a number of combinations of sizes, colors, textures and finishes. Given our global expansion, we implemented a global ERP based on an Oracle platform. Our MES systems manage work processes on the production floor in our facilities and Salesforce enhances our Customer Relationship Management (“CRM”) infrastructure.

We are implementing digitalization acrossour organization to better streamline processes and support our business strategy. We are investing in digital transformation projects to enhance consumer engagement and customer experience. Our technological and digital investments will be geared towards operational enhancements in inventory management and production, along with transforming our go-to-market tools. We seek to update our IT infrastructure to enhance our ability to prevent and respond to cyber threats and conduct trainings for our employees in this respect. For further details, see “ITEM 3.D. Key Information—Risk Factors—Disruptions to or our failure to upgrade and adjust our information technology systems globally, may materially impair our operations, hinder our growth and materially and adversely affect our business and results of operations.”

Intellectual Property

Our Caesarstone brand is central to our business strategy, and we believe that maintaining and enhancing the Caesarstone brand is critical to expanding our business.

We have obtained trademark registrations in certain jurisdictions that we consider material to the marketing of our products, including CAESARSTONE® and our Caesarstone logo. We have obtained trademark registrations for additional marks that we use to identify certain product collections, as well as other marks used for certain of our products. While we expect our current and future applications to mature into registrations, we cannot be certain that we will obtain such registrations. In many of our markets we also have trademarks, including registered and unregistered marks, on the colors and models of our products. We believe that our trademarks are important to our brand, success and competitive position. In order to mitigate the risk of infringement, we conduct an ongoing review process before applying for registration. However, we cannot be certain that third parties will not oppose our application or that the application will not be rejected in whole or in part. In the past, some of our trademark applications for certain classes of our products’ applications have been rejected or opposed in certain markets and may be rejected for certain classes in the future, in all or parts of our markets, including without limitation, for flooring and wall cladding. We are currently subject to various proceedings regarding our Caesarstone trademark applications in various  jurisdictions.

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

In addition to being subject to regulatory and legal requirements, our manufacturing facilities in Israel, the United States and India operate under applicable permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards. Business licenses for our facilities in Israel contain conditions related to a number of requirements, including with respect to dust emissions, air quality, the disposal of effluents and process sludge, and the handling of waste, chemicals and hazardous materials. Subject to certain terms, the business license for our Sdot-Yam plant is in effect until December 31, 2025. The business license for our Bar-Lev plant is in effect until June 30, 2023, and the Company is in the process of seeking an extension. The business license for our U.S. facility is renewed every year subject to a fee paid to the city and county. Our site in India has a Factory License which is a basic license issued by the Inspectorate of Factories, which is in effect until December 31, 2023. The site in India has also obtained a Consent to Operate (the “CTO”) from the State Pollution Control Board, which is a permit issued to any factory in India with all the compliance requirements related to environmental aspects, such as air emission, water and wastewater management, waste management. The CTO is valid until September 28, 2023. We operate in Israel under poison permits that regulate our use of poisons and hazardous materials. Our current poison permits are valid until end of January 2024 for Bar-Lev facility and mid-February 2024 for Sdot-Yam facility. Our facility in the United States is required to obtain and follow a General Permit for Storm Water Discharges Associated with Industrial Activity of the Georgia Environmental Protection Division (“GEPD”), an air quality permit from GEPD and other requirements and regulations including among others specific limitations on emission levels of hazardous substances, such as styrene, specific limitations on RCS levels inside our plant, allowable wastewater discharge limits, oil spill prevention rule, hazardous waste handling requirements and fire protection measures requirements. Our site in India is required to comply with all applicable conditions, including with respect to water consumption, wastewater discharge, air emission monitoring and pollution control devices, hazardous wastes storage and disposal, specified in the CTO. In all our manufacturing facilities, we are implementing measures on an ongoing basis in order to achieve and maintain compliance with dust and styrene environmental and occupational emissions standards and to reduce such emissions to minimum thresholds.

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

From time to time, we face environmental and health and safety compliance issues related to our manufacturing facilities

•
Emissions - Israel. On March 2018 and later on December 2019 the IMEP issued additional terms for business license for the Bar-Lev facility, and the Company has implemented all the required terms (including an online styrene emission monitoring system), and is still in the process of implementing all the cyber requirements in the poison permit, which will take effect in June 2023. The IMEP closely monitors our Bar-Lev facility’s implementation of the additional terms and emissions, specifically of styrene. During July 2021, the Company received a warning letter from the IMEP in which our Bar-Lev plant was notified of violations of the Clean Air Act and the plant’s business license terms, following an unannounced styrene emission sampling that revealed several cases of deviations from the styrene emission standard under the Clean Air Act in Israel. The IMEP has ordered the Company to take corrective and preventive actions, including reducing the expected timeframe for installation of additional Regenerative Thermal Oxidizer (“RTO”) system and to implement a continuous (online) monitoring device on the Bar-Lev plant’s fence. We are cooperating with the IMEP and are currently in the process of implementing all its requirements and remaining additional terms. Similarly, in October 2020 we received from the IMEP the final version of the additional terms to the business license for our Sdot-Yam facility, and the Company has implemented all the required terms (including an online styrene emission monitoring system), and is still in the process of implementing all the cyber requirements in the poison permit, which will take effect in June 2023. The IMEP closely monitors our Sdot-Yam facility emissions, specifically for its styrene emissions. During January 2021 we were informed of several cases of deviations from the styrene emission standard under the Clean Air Act in Israel at our Sdot-Yam plant, which were identified in an unannounced continuous monitoring inspection that was conducted on the Sdot-Yam plant’s fence by the municipal supervisory authority. During 2021 the municipal supervisory authority advised (but did not order) that a continuous monitoring system on the Sdot-Yam plant’s fence should be installed. In light of corrective actions taken by the Company and proper monitoring results, such a system is not considered at the moment. In February 2022, Israel adopted a long term goal for the reduction of environmental styrene emissions. Although such goal is not expected to impact our current operations, the adoption of new regulations could create an additional burden for any future investment in our Israeli facilities. We are constantly in the process of taking the required corrective actions in order to comply with the business license terms, the styrene emission standard and the IMEP instructions.

•
Workers’ safety and health. The Israeli Ministry of Economics, Labor Division (“IMOE”) in Israel the U.S. Occupational Safety and Health Administration (“OSHA”) in the U.S. and the Indian Ministry of Labor and Employment, conduct audits of our plants, in which, among other things, it examines if there were any deviations from permitted ambient levels of RCS, styrene and acetone in the plants. We seek, on an ongoing basis, to continue reducing the level of exposure of our employees to RCS, styrene and acetone, while enforcing our employees’ use of personal protection equipment. . A fatal accident has occurred at the Company’s facility in February 2023. The accident’s circumstances are still explored by OSHA and immediate corrective actions were taken. A police investigation took place immediately after the accident, with no criminal suspicion nor follow-up actions.

Other Regulations

We are subject to the Israeli Rest Law, which, among other things, prohibits the employment of Jewish employees on Saturdays and Jewish holidays, unless a permit is obtained from the IMEI. We received a permit from the IMEI to employ Jewish employees on Saturdays and Jewish holidays in connection with most of the production machinery in our Sdot-Yam facility, effective until December 31, 2024.

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

In arriving at our presentation of non-GAAP financial measures, we exclude items that either have a non-recurring impact on our income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude share-based compensation expenses to facilitate a better understanding of our operating performance, since these expenses are non-cash and accordingly, we believe do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements (both gain or loss) and loss contingencies, due to the difficulty in predicting future events, their timing and size;

•	material items related to business combination activities important to understanding our ongoing performance;

•	excess cost of acquired inventory;

•	expenses related to our share-based compensation;

•	significant one-time offering costs;

•	significant one-time non-recurring items (both gain or loss);

•	material extraordinary tax and other awards or settlements, both amounts paid and received; and

•	tax effects of the foregoing items.

	2022	2021	2020	2019	2018

Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$163,245	$171,498	$133,942	$148,639	$163,414
Share-based compensation expense (a)	315	321	416	285	163
Non-recurring import related expenses (income)	—	—	—	(1,501)	2,104
Amortization of assets related to acquisitions	306	852	529	—	—
Other non-recurring items (b)	237	—	—	1,661	—
Adjusted Gross profit	$164,103	$172,671	$134,887	$149,084	$165,681

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.

(b)
In 2022, reflects workforce reduction, and in 2019, reflects mainly one-time amortization of machinery equipment with no future alternative use, and one-time inventory write down due to discontinuation of certain product group manufacturing.

	2022	2021	2020	2019	2018
Reconciliation of Net Income to Adjusted EBITDA:s
Net income (loss)	$(56,366)	$17,889	$7,622	$12,862	$24,568
Finance expenses (income), net	(3,079)	7,590	10,199	5,578	3,639
Taxes on income	758	1,950	4,700	6,243	4,560
Depreciation and amortization	36,344	35,407	29,460	28,587	28,591
Legal settlements and loss contingencies, net (a)	568	3,283	6,319	12,359	8,903
Contingent consideration adjustment related to acquisition	120	284	—	—	—
Share-based compensation expense (b)	1,502	1,845	2,858	3,632	1,684
Impairment expenses related to goodwill and long lived assets	71,258	—	—	—	—
Non-recurring import related expense (income)	—	—	—	(1,501)	2,104
Acquisition-related expenses	80	—	921	—	—
Other non-recurring items (c)	684	—	—	1,286	1,157
Adjusted EBITDA	$51,869	$68,248	$62,079	$69,046	$75,206

(a)	Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims, including related legal fees.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.

(c)
In 2022, related to workforce reduction, in 2019, relates to non-recurring expenses related to North American region establishment, one-time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, and in 2018 also relocation expenses of Caesarstone USA headquarters (company’s subsidiary).

	2022	2021	2020	2019	2018
Reconciliation of Net Income (loss) Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income (loss) attributable to controlling interest	$(57,054)	$18,966	$7,218	$12,862	$24,405
Legal settlements and loss contingencies, net (a)	568	3,283	6,319	12,359	8,903
Contingent consideration adjustment related to acquisition	120	284	—	—	—
Amortization of assets related to acquisitions, net of tax	2,084	2,391	446	—	—
Share-based compensation expense (b)	1,502	1,845	2,858	3,632	1,684
Non-cash revaluation of lease liabilities (c)	(9,527)	2,918	3,189	3,615	—
Non-recurring import related expense (income)	—	—	—	(1,501)	2,104
Impairment expenses related to goodwill and long lived assets	71,258	—	—	—	—
Acquisition-related expenses	80	—	921	—	—
Other non-recurring items (d)	684	—	—	2,486	1,157
Total adjustments before tax	66,769	10,721	13,733	20,591	13,848
Less tax on above adjustments (e)	(910)	1,054	4,488	6,729	2,168
Total adjustments after tax	$67,679	$9,667	$9,245	$13,862	$11,680
Adjusted net income attributable to controlling interest	$10,625	$28,633	$16,463	$26,724	$36,085

(a)	Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims, including related legal fees.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.

(c)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.

(d)
In 2022, related to workforce reduction, in 2019, relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, one time amortization of machinery equipment with no future alternative use, and in 2018 also relocation expenses of Caesarstone USA headquarters (company’s subsidiary).

(e)	Based on the effective tax rates of the relevant periods.

C.	Organizational Structure

The legal name of our company is Caesarstone Ltd.

Caesarstone was organized under the laws of the State of Israel. We have six direct wholly-owned subsidiaries: Caesarstone Australia PTY Limited, which is incorporated in Australia, Caesarstone South East Asia PTE LTD, which is incorporated in Singapore, Caesarstone (UK) Ltd., which is incorporated in the United Kingdom, Caesarstone Canada Inc., which is incorporated in Canada, Caesarstone Scandinavia AB, which incorporated in Sweden, and Caesarstone USA, Inc., which, together with its two wholly-owned subsidiaries, Caesarstone Technologies USA, Inc. and Omicron, are incorporated in the United States. In addition, following the Lioli Acquisition, Caesarstone Ltd. holds a majority interest of Lioli, incorporated in India, and therefore is consolidating the results of its operations in our Consolidated Financial Statements.

In 2019, we transitioned into a new regional structure which consists of North America, APAC, EMEA and Israel.

D.	Property, Plants and Equipment

Our manufacturing facilities are located in Israel, the United States and India. The following table sets forth our most significant facilities as of December 31, 2022:

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

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2022, 2021 and 2020, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. See “ITEM 3.D: Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Company overview

We are a leading brand high-end engineered surfaces used primarily as countertops in residential and commercial buildings. We design, develop and produce engineered quartz and porcelain products that offer aesthetic appeal and functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, and other interior and exterior surfaces. Our high-quality engineered quartz surfaces are marketed and sold under our premium Caesarstone brand. We have grown to become one of the largest global providers of engineered quartz surfaces. Our products accounted for approximately 4.4% of global engineered quartz by volume in 2022. Our sales in the United States, Australia (including New Zealand), Canada and Israel, our four largest markets, accounted for 49.5%, 16.8%, 13.5% and 5.3% of our revenues in 2022. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future. For further information with respect to our geographic concentration, see “ITEM 3.D: Key Information—Risk Factors—Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.”

Between 2010 to 2022, our revenue grew at a compound annual growth rate of 10.9% driven mainly by the continued quartz penetration and the Lioli and Omicron acquisitions, increased remodeling spending in all our top three markets and growth in the residential segment in the United States, our largest market. In addition, the portion of innovative designs within our offering increased over time. Revenue increased by 7.3% between 2021 and 2022. See “—Comparison of period-to-period results of operations—Year ended December 31, 2022 compared to year ended December 31, 2021—Revenues” for additional information. From 2021 to 2022, our adjusted gross profit margin decreased from 26.8% to 23.8%, adjusted EBITDA margin decreased from 10.6% to 7.5%, and adjusted net income margin attributable to controlling interest decreased from 4.4% to 1.5% over the same period. We define each of such margins by dividing adjusted gross profit, adjusted EBITDA and adjusted net income attributable to controlling interest, respectively, by revenues. Adjusted EBITDA and adjusted net income attributable to controlling interest are non-GAAP financial measures, see “ITEM 8.B: Business Overview—Non-GAAP Financial Measures” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest. We attribute the decrease in the adjusted EBITDA margin mainly due to increased manufacturing costs per unit due to lower capacity utilization which resulted in lower fixed-costs absorption, higher raw material prices, unfavorable foreign exchange rates, and increased shipping prices which were partially offset by favorable product mix and selling price increase.

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

As part of the Company’s business growth strategy, strategic acquisitions are considered opportunities to enhance our value proposition through differentiation and competitiveness. In recent years and as further described below, we have successfully executed on this strategy, including our 2020 acquisitions of Lioli, an India-based developer and producer of porcelain countertop slabs with manufacturing facilities in Asia; Omicron, a premier stone supplier operating in several locations across the United States in Florida, Ohio, Michigan and Louisiana, which now operate as part of our United States operations; and Ceasarstone Scandinavia a Swedish destributer. For more information, see “2020 Acquisitions” below

Factors impacting our results of operations

We consider the following factors to be important in analyzing our results of operations:

•
Our sales are impacted by home renovation and remodeling and new residential construction, and to a lesser extent, commercial construction. We estimate (supported also by the Freedonia Report) that approximately 60%-70% of our revenue in our main markets (U.S., Australia, Canada) is related to residential renovations and remodeling activities, while 30%-40% is related to new residential construction.

•
Our revenues and results of operations exhibit some quarterly fluctuations as a result of seasonal influences which impact construction and renovation cycles. Due to the fact that certain of our operating costs are fixed, the impact of such fluctuations on our profitability is material. We believe that the second and third quarters tend to exhibit higher sales volumes than the other quarters because demand for our surfaces and other products is generally higher during the summer months in the northern hemisphere with the effort to complete new construction and renovation projects before the new school year. Conversely, the first quarter is typically impacted by the winter slowdown in the northern hemisphere in the construction industry and might impact sales in Israel depending on the timing of the spring holiday a particular year. Similarly, sales in Australia during the first quarter are negatively impacted by fewer construction and renovation projects. The fourth quarter is susceptible to being impacted by the onset of winter in the northern hemisphere and specifically the fourth quarter of 2022 recorded lower levels of revenue primarily as result of challenging macroeconomic conditions and lower demand.

•
We conduct business in multiple countries in North America, South America, Europe, Asia-Pacific, Australia and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S dollar, and to a lesser extent the Australian dollar, Canadian dollar, Euro and NIS. In 2022, 52.4% of our revenues were denominated in U.S. dollars, 16.8% in Australian dollars, 13.5% in Canadian dollars, 5.7% in Euros and 5.2% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and Euro, with a smaller portion in Australian dollars and Canadian dollars. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. As of December 31, 2022, we had total outstanding forward contracts with a notional amount of $54.5 million. These transactions were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was negative $0.1 million, which is included in current assets and current liabilities, as of December 31, 2022. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.” In addition, we entered derivative instruments not designated as hedging accounting to partially manage our exposure to fluctuations of styrene prices. As of December 31, 2022, we had one outstanding forward contract, related to styrene prices, with a notional amount of $0.4 million. This transaction was for a period of 1 month. The fair value of this styrene forward derivative contract was negative $0.4 million, which is included in current assets, as of December 31, 2021.

Components of statements of income

Revenues

We derive our revenues from sales of quartz and, to a lesser extent, other surfaces and materials, mostly to fabricators and resellers in our direct markets and to third-party distributors in our indirect markets. In the United States, Australia, Canada and Singapore the initial purchasers of our products are primarily fabricators. In Israel, until the 3rd quarter 2022, the purchasers were a small number of local distributors who, in turn, sell to fabricators, however this strategic has been change during 3rd quarter 2022, in which we started to sell directly to fabrications. In the United States, we also sell our products to a small number of sub-distributors, stone resellers as well as to large retailers. The purchasers of our products in our other markets are our third-party distributors who, in turn, sell to sub-distributors and fabricators. Our direct sales accounted for 90%, for the years ended December 31, 2022.

Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

The warranties that we provide vary by market. In our indirect markets, we provide all our distributors with a limited direct manufacturing defect warranty. In all our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In Australia, Canada, the United States, the United Kingdom and Singapore we provide end-consumers with a limited warranty on our products for interior countertop applications. In Israel, we typically provide end-consumers with a direct limited manufacturing defect warranty on our products. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, included in our cost of revenues. Historically, warranty claims expenses have been low, accounting for approximately 0.2% of our total cost of goods sold in 2022.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2022		2021		2020
Geographical Region	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD
United States	49.5%	$342,293	47.4%	$305,353	42.7%	$207,496
Canada	13.5%	93,377	13.1	84,467	14.9	72,492
Latin America	0.6%	4,481	0.7	4,702	0.4	2,149
Australia (incl. New Zealand)	16.8%	116,284	18.4	118,714	21.3	103,587
Asia	5.0%	34,607	4.7	30,390	3.0	14,566
EMEA	9.2%	63,320	9.4	60,836	9.3	45,201
Israel	5.3%	36,444	6.1	39,430	8.4	40,921
Total	100.0%	$690,806	100%	$643,892	100.0%	$486,412

Revenue in 2022 was $690.8 million compared to $643.9 million in the prior year. On a constant currency basis, 2022 revenue was higher by 10.8% year-over-year, mainly due to higher prices. The increase in 2021 revenues compared to 2020 on a constant currency basis was 28.1% and was mainly due to the Omicron and Lioli acquisitions and an increase in demand for our products.

Revenues in the U.S. increased by 12.1% in 2022 compared to an increase of 47.2% in 2021. The increase in 2022 mainly due to higher prices. The increase in 2021 included the impact of the initial consolidation of Omicron results commencing January 1, 2021.

Revenues in Canada increased by 10.5% in 2022 compared to an increase of 16.5% in 2021, representing a 14.6% increase and 9.0% increase on a constant-currency basis, respectively.

Revenues in Latin America decreased by 4.7% in 2022 compared to a increase of  118.9% in 2021.

Revenues in Australia decreased by 2.0% in 2022 compared to an increase of 14.6% in 2021. On a constant currency basis, revenues in Australia increased by 6.2% in 2022 and increased by 5.2% in 2021.

Revenues in Asia increased by 13.9% in 2022 compared to a increased of 108.6% in 2021. On a constant currency basis, revenues in Asia increased by 15.3% in 2022 and increased by 107% in 2021.

Revenues in EMEA increased by 4.1% in 2022 and by 34.6% in 2021. On a constant-currency basis, revenue increased in EMEA by 16.7% in 2022 and 28.2% in 2021.

Revenues in Israel decreased by 7.6% in 2022 compared to a decreased of 3.6% in 2021. On a constant currency basis, revenues decreased by 4.5% in 2022 and  decreased by 9.3% in 2021.

For additional information, see “—Comparison of period-to-period results of operations—Year ended December 31, 2022 compared to year ended December 31, 2021—Revenues.”

Cost of revenues and gross profit margin

Our cost of revenues includes the cost of manufactured products sold as well as the cost of purchased products from third parties such as quartz, Porcelain, natural stone and other ancillary products. We experienced increased costs that are connected with the global supply chain environment and the increase in cost of our two main components of quartz manufactured items, being quartz and polyester. Approximately 31.8% of our cost of revenues (related to our manufactured proiducts) is raw material costs. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our facilities, but does not include raw materials included in products not manufactured by us. In addition approximately 13.9% of our cost of revenues relates to products purchased from third parties for resale. Our raw materials costs are also impacted by changes in foreign exchange rates. Our principal raw materials, quartz and polyester jointly accounted for approximately 73% of our total raw material cost in 2022. The balance of our cost of revenues consists primarily of manufacturing costs, related overhead and the cost of other products not manufactured by us. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the U.S. and Canada, we also incur fabrication and installation costs related to retail sales and other commercial building projects. In the case of our indirect distribution channels, we bear the cost of delivery to the seaport closest to our production plants and our distributors bear the cost of delivery from the seaport to their warehouses.

In 2022, approximately 69% of our total quartz was purchased from suppliers in Turkey, with the major part from Mikroman and Polat.

Quartz accounted for approximately 36.8% of raw materials used in cost in 2022. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. In 2022 and 2021, the average cost of quartz increased by 17.9% and 12%, respectively. The increase in 2022 was primarily due to an increase in shipping costs, and increase in global energy costs. Any future increases in quartz costs may adversely impact our margins and net income.

Given the significance of polyester costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in polyester prices, which generally correlate with benzine prices. In 2022, our average polyester costs increased by approximately 23% as a result of unfavourable market conditions. In 2021, our average polyester costs increased by approximately 54.1% as a result of market conditions (cost of raw materials have increased due to higher energy prices affected by the COVID-19 pandemic, and later the geopolitical). Any future increases in polyester costs may adversely impact our margins and net income.

We are exposed to fluctuations in the prices of pigments, although to a lesser extent than with polyester. For example, the cost of titanium dioxide, our principal white pigmentation agent, increased in 2022 by approximately 10.5% due to its manufacturing process which consumes a lot of energy and increased in price. Any future increases in pigments costs may adversely impact our margins and net income.

The gross profit margins on sales in our direct markets are generally higher than in our indirect markets in which we use third-party distributors, due to the elimination of the third-party distributor’s margin. In many markets, our expansion strategy is to work with third-party distributors who we believe will be able to increase sales more rapidly in their market and more cost effective than if we distributed our products directly. However, in several markets we distribute directly, including the United States, Australia, Canada and in the United Kingdom, Scandinavia, Singapore and India. In the future, we intend to evaluate other potential markets to distribute directly.

Research and development, net

Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all our research and development costs as incurred.

Marketing and selling

Marketing and selling expenses consist primarily of compensation and associated costs for personnel engaged in sales, marketing, distribution and advertising and promotional expenses. In 2022, our advertising and promotional expenses as well as marketing assistance expenses increasd in order to support U.S. growth and the launch of the porecelain products. In each of 2021 and 2020, our expenses slightly decreased as part of our cost-savings initiatives and COVID-19.

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

Goodwill and long lived assets impairment charges

Impairment of long-lived assets: In 2022, the Company identified indicators for impairment, among others, reduced demand due to global market conditions, lower utilization in certain plants, increased inflation and higher interest rates. Following these indicators and in accordance with ASC360, we recorded a pre-tax non cash impairment charge for the excess of the book value over its fair value related to Sdot Yam production facility assets group, in the amount of $26.4 million.

Goodwill: In 2022, the company performed an impairment test of the goodwill in accordance with ASC350. The test was impacted from the lower market capitalization, higher interest rates and slow down in the markets. and recognized a pre-tax non cash full impairment charge for its goodwill balances in the amount of $44.8 million.

See also Note 6 and Note 7 to our financial statements included elsewhere in this report.

Legal settlements and loss contingencies, net

Legal settlements and loss contingencies, net consists of expenses related to settlements expenses and estimated exposure not covered by our insurance applicable to individual silicosis claims and other ongoing claims. We recorded $0.6 millions of such expenses in 2022, $3.3 million in 2021, and $6.3 million in 2020. The decrease from 2021 to 2022 is mainly attributed to less claims received in Israel in 2022 and lower then estimated settlement amounts in Israel. See “—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Claim by former South African distributor”.

Finance expenses, net

Finance expenses (income), net, consist primarily of bank and credit card fees, borrowing costs and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. The finance income during 2022 related mainly to exchange rate differences arising from changes in the value of monetary assets and monetary liabilities in Israel due to the strengthening of the USD against the NIS .

Corporate taxes

As we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was (1.4)% in 2022, 9.8% in 2021, and 38.1% in 2020. In 2022 and 2021 the lower effective tax rate is attributable mainly to taxable losses in certain entities and to deferred tax assets recorded to capture carry-forward NOLs. See also note 12 to our financial statements included elsewhere in this report.

The standard corporate tax rate for Israeli companies was 23% in each of  2022, 2021 and 2020. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of origination.

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

Net income attributable to non-controlling interest

In October 2020, we acquired a majority stake in Lioli and for the year ended on December 31, 2022, 39.6% of Lioli’s net income was attributed to its minority shareholders. In 2022, Lioli had a net income of approximately $1.6 million.

Other factors impacting our results of operations

Share-based compensation

We recorded share-based compensation expenses of $1.5 millions, $1.8 million and $2.9 million in 2022, 2021 and 2020, respectively, and expect to record $2.2 million over a weighted average period of 2.8 years from December 31, 2022. For more information, see also Note 13 to our financial statements included elsewhere in this report.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, the Kibbutz, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by the Kibbutz, we paid to the Kibbutz an aggregate of $11.3 millions in 2022, $11.0 million in 2021 and $9.4 million in 2020 (excluding VAT). During 2021 and following the assessment of an appointed appraiser, the fees under the lease agreements were increased and adjusted for 2021 onwards for total annual amount of approximately NIS 26.7 million (approximately $8.6 million), linked to the Israeli consumer price index.

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

Acquisitions

During 2020:

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

During 2022:

Magrab Acquisition On July 6, 2022, the Company completed the acquisition of 100% of the shares of Magrab Naturtsen AB ("Magrab"), a leading distributor in sweden, establishing first direct go-to-market presence in E.U., for a total net consideration of approximately $3 million, with an additional contingent consideration of up to approximately $ 1.5 million,

Comparison of period-to-period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2022		2021		2020
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)

Consolidated Income Statement Data:
Revenues:	$690,806	100%	$643,892	100%	$486,412	100.0%
Cost of revenues	527,561	76.4	472,394	73.4	352,470	72.5
Gross profit	163,245	23.6	171,498	26.6	133,942	27.5
Operating expenses:
Research and development, net	4,098	0.6	4,216	0.7	3,974	0.8
Marketing and selling	94,412	13.7	85,725	13.3	62,047	12.8
General and administrative	51,596	7.5	50,845	7.9	39,081	8.0
Impairment expenses related to goodwill and long lived assets	71,258	10.3
Legal settlements and loss contingencies, net	568	0.1	3,283	0.5	6,319	1.3
Total operating expenses	221,932	32.3	144,069	22.4	111,421	22.9
Operating income (loss)	(58,687)	(8.5)	27,429	4.3	22,521	4.6
Finance expenses, net	(3,079)	(0.4)	7,590	1.2	10,199	2.1
Income before taxes on income (loss)	(55,608)	(8.1)	19,839	3.1	12,322	2.5
Taxes on income	758	0.1	1,950	0.3	4,700	0.9
Net income (loss)	$(56,366)	(8.2)	$17,889	2.8%	$7,622	1.6%
Net income (loss) attributable to non-controlling interest	688	0.1	(1,077)	(0.2)	404	0.1
Net income attributable to controlling interest (loss)	$(57,054)	(8.3)%	$18,966	2.9%	$7,218	1.5%

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Revenues  increased by $46.9 million, or  7.3%, to $690.8 million in 2022 from $643.9  million. The increase in 2022 mainly due to higher selling prices.

Cost of revenues and gross profit margins

Cost of revenues in 2022 amounted to $527.6 million compared to $472.4 million in 2021 as a result of the higher raw material prices and landed costs. Gross profit decreased from $171.5 million in 2021 to $163.2 million in 2022, with a decrease in gross margin of three percent (3%), from twenty six point six percent (26.6%) in 2021 to twenty three point 6 percent (23.6%) in 2022. The decrease in gross margin mainly reflects higher raw material prices, particularly polyester and quartz , shipping price increases, less favorable exchange rates which were partially offset by selling price increase.

Operating expenses

Research and development. Research and development expenses remained relatively unchanged and amounted to $4.1 million in 2022 and $4.2 million in 2021.

Marketing and selling. Marketing and selling expenses increased by $8.7 million, or 10.1%, to $ 94.4 million in 2022 from $85.7 million in 2021. Marketing expenses as percent of revenue increased from 13.3% in 2021 to 13.7% in 2022. This was mainly to support future growth in U.S and to support porcelain launch . In 2021 our advertising and promotional expenses as well as marketing assistance expenses increased mainly to support growth in demand and revenues.

General and administrative. General and administrative expenses (without impairment) increased by $ 0.75 million, or 1.5%, to $51.6 million in 2022 from $50.8 million in 2021. This increase is mainly due to higher IT cost and consulting support future efficiency plan.

Legal settlements and loss contingencies, net. Legal settlements and loss contingencies, net, decreased by $2.7 million, or 83%, from $3.3 million in 2020 to $0.6 million in 2022. The decrease from 2021 to 2022 is mainly attributed to less claims received in Israel in 2022 and lower then estimated settlement amounts in Israel.

Impairment of Goodwill and Long-lived assets. During the fourth quarter of 2022, the Company performed impairment tests of its goodwill and indefinite-lived intangible assets, which resulted in a pre-tax non cash impairment charges of $71.3 million. The Company performed these tests after determining a triggering event had occurred, taking into consideration the impact of a market capitalization, higher weighted average cost of capital (“WACC”), deteriorating macroeconomic conditions.

Finance expenses, net

In 2022 the company had finance income of $3.1 million, compared to expenses of $7.6 million in 2021. The difference was primarily a result of exchange rate differences arising from changes in the value of monetary assets and monetary liabilities in Israel due to the strengthening of the USD against the NIS .

Taxes on income

Taxes on income declined by $1.3 million to $0.7 million in 2022 from $2.0 million in 2021. Our effective tax rate was 1.5% in 2022 compared with 9.8% in 2021. This was mostly due to taxable loss in Israel in 2022, and taxable loss in Israel, lease liability update and lower taxable income allocated to the U.S in 2021.

Net income attributable to non-controlling interest

In 2022, net income attributable to non-controlling interest amounted to $0.7 million. In 2021 net loss attributable  to non-controlling interest amounted to $1.1 million, and was fully attributable to the majority stake in Lioli acquired in the fourth quarter of 2020.

Year ended December 31, 2021 compared to year ended December 31, 2020

For a comparison of the years ended December 31, 2021 and 2020, see “ITEM 5.A. Operating and Financial Review and Prospects—Operating Results—Year ended December 31, 2021 compared to year ended December 31, 2020” included in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 15, 2022, which comparative information is herein incorporated by reference.

Quarterly results of operations and seasonality

The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from January 1, 2021 to December 31, 2022. We also present reconciliations of gross margins to adjusted gross margins, net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. For more information on our use of non-GAAP financial measures, see “ITEM 8.B: Business Overview—Non-GAAP Financial Measures.” We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
	Dec. 31, 2022	Sept. 30, 2022	June 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	Mar. 31, 2021
	(as a % of revenue)
Consolidated Income Statement Data:
Revenues:	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	19.4	23	26.4	25.3	23.2	26.2	28.0	29.7
Operating income (loss)	(47.2)	1.7	3.5	4.1	2.0	5.4	3.2	6.9
Net income (loss)	(46.4)	(0.2)	6.2	(0.8)	(1.9)	3.6	0.9	9.5

	Three months ended
	Dec. 31, 2022	Sept. 30, 2022	June 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	Mar. 31, 2021
	(in thousands of U.S. dollars)
Consolidated Income Statement Data:
Revenues:	$159,369	$180,727	$180,272	$170,438	$171,057	$163,341	$163,462	$146,032
Revenues as a percentage of annual revenue	23.1%	26.2%	26.1%	24.7%	26.6%	25.3%	25.4%	22.7%
Gross profit	$30,931	$41,617	$47,525	$43,172	$39,678	$42,734	$45,784	$43,302
Operating income (loss)	(75,180)	3,155	6,356	6,982	3,342	8,876	5,173	10,038
Net income (loss)	(73,888)	(364)	11,230	(1,348)	(3,303)	5,870	1,480	13,842
Other financial data:
Adjusted Gross profit	31,326	41,776	47,660	43,340	39,864	42,885	45,981	43,941
Adjusted Gross profit as a percentage of annual adjusted Gross profit	19.1%	25.5%	29%	26.4%	23.1%	24.8%	26.6%	25.5%
Adjusted EBITDA	$5,713	$13,389	$17,073	$15,694	$11,535	$17,684	$18,776	$20,253
Adjusted EBITDA as a percentage of annual adjusted EBITDA	11%	25.8%	32.9%	30.3%	16.9%	25.9%	27.5%	29.7%
Adjusted net income attributable to controlling interest	$(836)	$13	$6,751	$4,698	$163	$6,830	$7,207	$14,434
Adjusted net income attributable to controlling interest as a percentage of annual adjusted net income	(7.9%)	0.12%	63.5%	44.21%	0.6%	23.8%	25.2%	50.4%

	Three months ended
	Dec. 31, 2022	Sept. 30, 2022	June 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	Mar. 31, 2021
	(in thousands of U.S. dollars)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$30,931	$41,617	$47,525	$43,172	$39,678	$42,734	$45,784	$43,302
Share-based compensation expense (a)	86	79	59	90	107	72	37	105
Other non-recurring items (b)	237	—	—	—	—	—	—	—
Amortization of assets related to acquisitions	72	80	76	78	79	79	160	534
Adjusted Gross profit	$31,326	$41,776	$47,660	$43,340	$39,864	$42,885	$45,981	$43,941

(a)	Share-based compensation includes expenses related to stock options and RSU’s granted to our employees and directors of the company.

(b)	Restructuring expenses related to workforce reduction.

	Three months ended
	Dec. 31, 2022	Sept. 30, 2022	June 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	Mar. 31, 2021
	(in thousands of U.S. dollars)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(73,888)	$(364)	$11,230	$6,656	$(3,303)	$5,870	$1,480	$13,842
Finance (income) expenses, net	407	4,307	(6,445)	(1,348)	7,425	2,403	3,095	(5,333)
Taxes on income	(1,699)	(788)	1,571	1,674	(780)	603	598	1,529
Depreciation and amortization related to acquisitions	9,121	9,200	8,823	9,200	8,916	8,802	8,781	8,908
Legal settlements and loss contingencies, net (a)	(492)	602	1,334	(876)	(1,181)	(385)	4,109	740
Contingent consideration adjustment related to acquisition	63	57	—	—	—	—	284	—
Share-based compensation expense (b)	259	375	480	388	458	391	429	567
Acquisition-related expenses	—	—	80	—	—	—	—	—
Impairment expenses related to goodwill and long lived assets	71,258	—	—	—	—	—	—	—
Other non-recurring items (c)	684
Adjusted EBITDA	$5,713	$13,389	$17,073	$15,694	$11,535	$17,684	$18,776	$20,253

(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to product liability claims and other adjustments to ongoing legal claims.

(b)	Share-based compensation includes expenses related to stock options and RSU’s granted to our employees and directors of the company.

(c)	Restructuring expenses related to workforce reduction.

	Three months ended
	Dec. 31, 2022	Sept. 30, 2022	June 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	Mar. 31, 2021
	(in thousands of U.S. dollars)
Reconciliation of Net Income (loss) Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income (loss) attributable to controlling interest	$(73,966)	$(463)	$11,147	$6,228	$(2,877)	$5,948	$1,705	$14,190
Legal settlements and loss contingencies, net (a)	(492)	602	1,334	(876)	(1,181)	(385)	4,109	740
Contingent consideration adjustment related to acquisition	63	57	—	—	—	—	284	—
Amortization of assets related to acquisitions, net of tax	536	548	498	501	502	502	561	826
Share-based compensation expense (b)	259	375	480	388	458	391	429	567
Non-cash revaluation of lease liabilities (c)	676	(796)	(7,478)	(1,928)	3,461	430	889	(1,862)
Acquisition-related expenses	—	—	80	—	—	—	—	—
Impairment expenses related to goodwill and long lived assets	71,258	—	—	—	—	—	—	—
Other non-recurring items (d)	684	—	—	—	—	—	—	—
Total adjustments before tax	72,984	786	(5,086)	(1,915)	3,240	938	6,272	271
Less tax on above adjustments	(146)	311	(690)	(385)	200	56	770	28
Total adjustments after tax	73,130	476	(4,396)	(1,530)	3,040	882	5,502	243
Adjusted net income attributable to controlling interest	(836)	13	6,751	4,698	163	6,830	7,207	14,434
Adjusted diluted EPS	$0.02	$0.01	$0.20	$0.14	$0.01	$0.20	$0.21	$0.42
(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to product liability claims and other adjustments to ongoing legal claims.

(b)	Share-based compensation includes expenses related to stock options and RSU’s granted to our employees and directors of the company.

(c)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.

(d)	Restructuring expenses related to workforce reduction.

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. We believe that the second and third quarters of the year exhibits higher sales volumes than other quarters because demand for quartz surface products is generally higher during the summer months in the northern hemisphere, when the weather is more favorable for new construction and renovation projects, as well as the impact of efforts to complete such projects before the beginning of the new school year. Conversely, the first quarter is impacted by a slowdown in new construction and renovation projects during the winter months in the northern hemisphere. Depending on the date of the spring and winter holidays in Israel in a particular year, sales in Israel might be impacted due to such holiday. Similarly, sales in Australia during the third quarter are negatively impacted due to fewer construction and renovation projects.

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

Our primary capital requirements have been to fund production capacity expansions, as well as investments in and acquisitions of third-party distributors, such as the purchase of Caesarstone Canada Inc., our acquisition of the business of our former Australian distributor and establishing our U.K. operations, our investment in and acquisitions of Caesarstone USA (formerly known as U.S. Quartz Products, Inc.) Lioli, Omicron and Caesarstone Scandinavia, and the construction of our manufacturing facility in the United States. Our other capital requirements have been to fund our working capital needs, operating costs, meet required debt payments, finance a repurchase of our shares and to pay dividends on our share capital.

Capital resources have primarily consisted of cash flows from operations and borrowings under our credit facilities. Our working capital requirements are affected by several factors, including demand for our products, raw material costs and shipping costs.

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

The Company’s material cash requirements include the following contractual and other obligations:

Leases

The Company has lease arrangements for certain equipment and facilities, including for manufacturing, logistics and offices. As of December 31, 2022 the Company had lease payment obligations of $147.1 million, with $25.6 million payable within 12 months.

Purchase Obligations

As of December 31, 2022, the Company had manufacturing equipment and raw material purchase obligations of $12.9 million all payable within 12 months. The Company’s purchase obligations are primarily noncancelable.

Debt

As of December 31, 2022, the Company had outstanding bank credits and debts of an aggregate principal amount of $26.1 million all payable within 12 months. Future interest payments associated with the these amounts total $0.4 million, all payable within 12 months.

See also Note 8 and Note 15 to the financial statements included elsewhere in this report.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year ended December 31,
	2022	2021	2020
	(in thousands of U.S. dollars)
Net cash provided (used) by operating activities	$(23,311)	$20,684	$47,618
Net cash used in investing activities	(7,285)	(34,885)	(68,305)
Net cash provided (used) by financing activities	9,156	(25,254)	(6,084)

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

Cash used in operating activities decreased in 2022 by $44 million from $20.7 million to cash used $23.3 million  mainly due to decrease in trade payables by $49.3 million during 2022 compared to an increase by $46.1 million during 2021, and impairment of long-term assets by $71.3 million during 2022. During 2022 our working capital increased as a result of higher invnentory levels resulting from higher raw materials and shipping costs slightly offset by improved collection from customers.

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

Cash used in investing activities

Net cash used in investing activities for the years ended December 31, 2022, 2021 and 2020 were $7.3 million, $34.9 million and $68.3 million, respectively. In 2022, investing activities included $17.8million of capital expenditure and $ 2.2 million of cash consideration paid for the Magrab Acquisition, offset by $12.4 million proceeds from marketing securities. In 2021, investing activities included $31.5 million of capital expenditures, and $1.3 million of investment in marketable securities. In 2020, investing activities included $19.8 million of capital expenditures, $19.2 million of investment in marketable securities and $29.0 million of cash consideration paid for the Lioli Acquisition and Omicron Acquisition.

Cash used in financing activities

Net cash provided from financing activities for 2022was $9.2 milion, which included $18.6 million short term loans receipts from banks offset by $8.6 million dividend payment to stockholders. Net cash used in financing activities for 2021 was $25.3 million, which included $11.8 million of bank credit repayment and $10.7 million of dividend paid, and $1.3 million of repayment of a financial leaseback arrangement related to our Bar-Lev facility. Net cash used in financing activities for 2020 was $6.1 million, which included $4.8 million of dividend paid and $1.2 million of repayment of a financing liability of land from a related party arrangement related to our Bar-Lev facility.

Credit facilities

As of December 31, 2022, we had a bank debt from commercial banks in India, in the amount of $6.6 million, presented in long-term and short-term liabilities, together with a credit line of $2.7 million bearing interest at the rate of 7.4% per annum equal to MCLR+0.20%. As of December 31, 2021, we had a long-term bank debt from commercial banks in India, as a result of the Lioli Acquisition, in the amount of $9.5 million, presented in short-term liabilities, together with a credit line of $3.0 million bearing interest at the rate per annum equal to the India Libor rate plus 4.5%. As of December 31, 2020, we had long-term bank debt in the amount of $9.5 million and current maturities of long-term bank loans of $2 million and $2.8 million as short term credit. The bank debt is to be repaid on a monthly basis through 2025. While the loan is outstanding, Lioli is subject to certain covenants including, among others, limiting its ability to divest assets, pay dividends, borrow additional funds and place other encumbrances on its assets.

In addition, Lioli was provided a shareholder’s loan by all its shareholders (including its minority shareholders). Such loan is denominated in INR and amounts to $3.9 million, including the approximately $3.4 million that the Company extended during 2021 in part in accordance with the terms of the Lioli Acquisition, and which was used to repay certain selling shareholders. The loan bears an interest rate per annum equal to Libor rate plus 4.5% and is to be repaid during the third quarter of 2025.

During 2022, we secured a $30 million credit line in from and Israeli bank.  As of December 31, 2022 we utilized an amount of $21.1 million, presented short-term liabilities, bearing interest at 6.3% rate per annum equal to the Prime+0.47%. The credit line agreement contains customary covenants mainly related to Debt to EBITDA ratio and to Tangible assets ratio.

In addition, we had long-term and short-term debt related to the Bar-Lev sale and lease-back transaction with the Kibbutz, fully repayed during 2022. As of December 31, 2021 the total amount was $5.7 million.

We also received a loan on January 17, 2011, in the amount of CAD 4.0 million ($4.1 million) to Caesarstone Canada Inc. by its shareholders, Ciot and us, on a pro rata basis. The loan bears an interest rate until repayment at a per annum rate equal to the Bank of Canada’s prime business rate plus 0.25%, with the interest accrued on the loan paid on a quarterly basis. The loan was fully repaid during 2022.

As of December 31, 2022, we had short-term credit lines with total availability of $53.1 million, consisting of $41 million from Israeli banks, , and $12 million from banks in India, of which $38.6 million were utilized as of December 31, 2022. Our credit lines from Israeli banks are subject to annual renewal.

See also Note 8 and Note 15 to the financial statements included elsewhere in this report.

Capital expenditures

Our capital expenditures mainly included the expansion, improvement and maintenance of our manufacturing capacity and capabilities, expansion on our north America distribution network and investment and improvements in our information technology systems. In 2022, 2021 and 2020 our capital expenditures were $17.8 million, $31.5 million and $19.8 million, respectively. For more information, see “Item 4.A. Information on the Company –Principal Capital Expenditures”.

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

The transaction was not qualified as “sale lease-back” accounting under both ASC 840 and ASC 842 and the Company recorded the entire amount received as consideration as a liability. This liabilty was matured at August 31, 2022.

Off-balance sheet financing arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

C.	Research and Development, Patents and Licenses

Our R&D department is located in Israel. As of December 31, 2022, our corporate R&D department was comprised of 16 employees, all of whom have extensive experience in engineered quartz surface manufacturing, polymer science, engineering, product design and engineered quartz surface applications. In addition, our R&D for porcelain manufacturing is conducted by one dedicated employee located in India, whose activities are supported by the R&D department in Israel. In 2022, research and development costs accounted for approximately  0.6% of our revenues, and in 2021 and 2020, research and development costs accounted for approximately 0.7% and 0.8% of our revenues, respectively.

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

Research and development expenses were $4.1 million, $4.2 million and $4.0 million in 2022, 2021 and 2020, respectively.

For a description of our research and development policies, see “ITEM 4.B: Information on the Company—Business Overview—Research and development.”

D.	Trend Information

Other than as described in Item 3.D. “Risk Factors”, in Item 5.A. “Operating Results—Factors impacting our results of operations”, and in Item 5.B. “Liquidity and Capital Resources” of this annual report, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could have a materially adverse effect on our reported results.

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

Lease accounting

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding Right-Of-Use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. We adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing on the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. See Note 2 and Note 10 to our Consolidated Financial Statements for the year ended December 31, 2022 for further information regarding leases.

Allowance for credit loss

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any substantial losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for credit loss for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for credit loss are recorded in general and administrative expenses. Our allowance for credit loss was $9.8 million, $9.0 million and $6.8 million as of December 31,  2022, 2021 and 2020, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and of raw materials. Inventories are valued at the lower of cost or net realizable value, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method which approximates actual cost on a weighted average basis. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and aging. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory provisions are provided to cover risks arising from slow-moving items, discontinued products, excess inventories and net realizable value lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $21.7 million, $16.8 million and $16.6 million as of December 31, 2022, 2021 and 2020, respectively.

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

As of December 31, 2021, our goodwill and identifiable intangible assets totaled $45.8 million and $9.6 million, respectively As of December 31, 2022, our goodwill and identifiable intangible assets totaled $0 million and $8.8 million, respectively. The decrease in goodwill was mainly attributable to the impairment performed, and the decrease in intangible assets was mainly attributable to the amortization of intangibles assets related to the Lioli, Omicron and Magrab acquisitions.

As of December 31, 2022 an impairment had been identified and the company recognized a full impairment charge for its goodwill balances in the amount of $44.8 million. As of December 31, 2021 and 2020, no impairment had been identified.

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

As of December 31, 2022, the Company identified indicators for impairment, among others, slow down in demand due to global market conditions, lower profudction utilization in certain plants, increased inflation and higher interest rates. Following these indicators and in accordance with ASC360, we recorded a pre-tax non cash impairment loss for the excess of the book value over its fair value related to Sdot Yam production facility assets group, in the amont of $26.4 million.

See also Note 6 and Note 7 to our financial statements included elsewhere in this report

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

We file income tax returns in Australia, Canada, Israel, Singapore, England, India, Sweden and the United States. The Israeli tax authorities audited our income tax returns for the fiscal years leading up to and including 2019 and we were examined by the IRS in the United States for our income tax return for the fiscal years leading up to and including 2018. We may be further subject to examination in the other countries in which we file tax returns and for any subsequent years. Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made. See also note 12 to our financial statements included elsewhere in this report.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers, their dates of birth and positions as of March 15, 2023, are as follows:

Name	Date of Birth	Position
Officers
Yuval Dagim	December 13, 1962	Chief Executive Officer*
Nahum Trost	September 24, 1978	Chief Financial Officer
David Cullen	April 10, 1959	Managing Director, APAC
Ken Williams	April 4, 1961	Managing Director, North America
Amir Reske	October 13, 1973	Managing Director, EMEA
Idit Maayan Zohar	November 11, 1972	Chief Marketing Officer
Efrat Rimmer	March 31, 1977	Vice President, Global Supply Chain and Commercial
Amihai Seider	November 29, 1967	Vice President, Global Production
Erez Margalit	July 14, 1967	Vice President, Global Research and Development
Ron Mosberg	December 15, 1979	General Counsel and Corporate Secretary
Efrat Yitzhaki	November 23, 1972	Vice President, Global Human Resources
Eyal Levy	May 26, 1970	Chief Information Officer

Directors
Dr. Ariel Halperin(4)	March 18,1955	Chairman
Nurit Benjamini (1)(2)(3)(5)(6)	October 27, 1966	Director
Lily Ayalon(1)(2)(3)(5)(6)	June 17, 1965	Director
Roger Abravanel (4)(5)	July 27, 1946	Director
Dori Brown(4)	September 2,1971	Director
Ronald Kaplan(3) (5)	August 15, 1951	Director
Ofer Tsimchi(1)(2)(5)	September 15, 1959	Director
Shai Bober	July 17,1975	Director
Tom Pardo Izhaki	June 3, 1983	Director
____________________

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating committee.

(4)	Member of our strategy committee.

(5)	Independent under the Nasdaq rules.

(6)	External director under the Israeli Companies Law.

*As previously announced, effective March 16, 2023, Yosef (Yos) Shiran has been appointed as the Company’s Chief Executive Officer, replacing Mr. Dagim in this role. Mr. Shiran previously served as the Company’s Chief Executive Officer from 2009 to 2016. For more information, see Item 4 – Recent Developments.

Executive Officers

Yuval Dagim has been serving as our Chief Executive Officer since August 2018 and will serve in this role until March 16, 2023. Prior to joining us, during 2017, Mr. Dagim served as the CEO of Shikun & Binui Ltd. (TASE: SKBN.TA), a global construction and infrastructure company. Prior to that, from 2011 to 2016, Mr. Dagim held several managerial positions at Kimberly Clark (NYSE: KMB), a multinational personal care corporation. including as VP and Managing Director at Kimberly Clark Australia & New Zealand, and as Managing Director and Chief Executive Officer at Kimberly Clark Israel (Hogla Kimberly). From 2008 to 2011, he served as Managing Director of Quarry Products at Hanson UK, a leading supplier of heavy building materials to the construction industry and from 2002 to 2008 as Regional Director & Deputy Managing Director at Hanson Israel. Mr. Dagim holds a B.Sc. degree in Mechanical Engineering from the Israeli Technological Institute, the Technion, and an executive M.B.A. from Bar Ilan University, Israel.

Nahum Trost has been serving as our Chief Financial Officer since September 2021, Mr. Trost served as our Director of Finance, leading the corporate finance since 2014. Mr. Trost possesses over 18 years of experience in various financial roles, including extensive experience in financing, capital and accounting, primarily at companies with an international focus. Prior to joining us in April 2014, Mr. Trost served in various positions at Lumenis Ltd. and his last role was Vice President of Corporate finance. Mr. Trost also served as a CPA with Ernst & Young. He holds a bachelor’s degree in economics and accounting from the Haifa University, Israel, and a master’s degree in business economics from the Israeli Technological Institute Technion.

David Cullen has been serving as our Managing Director, APAC, since May 2019. Previously, from April 2010 to May 2019, Mr. Cullen served as Chief Executive Officer for Caesarstone Australia. Prior to joining us, from January 2009 to March 2010, Mr. Cullen served as General Manager in Australia of Komatsu Ltd., a Japanese manufacturer of industrial and mining equipment. From January 2006 to November 2008, he served as Chief Executive Officer of Global Food Equipment Pty Ltd., an Australian importer and distributor of commercial food equipment. From 2004 to 2006, he served as Chief Executive Officer of White International Pty Ltd., an Australian supplier of industrial and residential pump products. From 2003 to 2004, Mr. Cullen served as Chief Executive Officer of Daisytek Australia Pty Ltd, a subsidiary of Daisytek International Corporation. From 1996 to 2002, he served as Chief Executive Officer of Tech Pacific Australia Pty Ltd., the largest distributor of IT equipment in the Asia-Pacific region. Mr. Cullen has held various other management positions in other companies since 1985. Mr. Cullen holds a Bachelor of Commerce degree from the University of New South Wales.

Ken Williams currently serves as our Americas – President and CEO. Previously, he has served as our President of North America from January 2019 to December 2021 and from March 2016 to January 2019, served as our President of Caesarstone Canada. Prior to joining us, from February 1999 to March 2016, Mr. Williams held various senior executive level leadership positions, including Executive Vice President of Sales and Marketing, in a number of Masco Corporation divisions, a global company involved in the design, manufacture and distribution of branded home improvement and building products. Previously, Mr. Williams held general management positions and leadership roles at Fortune Brands, the Rehill Company Ltd. and Thorne Stevenson Kellogg Management Consultants. Mr. Williams holds a Bachelor of Business Administration Degree from Trent University in Ontario, Canada.

Amir Reske has been serving as our Managing Director, EMEA since May 2019. Previously, from 2016 to May 2019, he has served as Managing Director, Caesarstone (UK). Prior to joining us, from 2013 to 2016, Mr. Reske served as the CEO of Tadiran Energy Ltd. in Israel, a corporation focusing on the development, manufacturing, import, distribution, service and marketing of air conditioning systems for residential & commercial applications. Previously, from 2012 to 2013, Mr. Reske served as the Director of Subsidiaries at Meuhedet National Health Services, a major health service organization in Israel and, from 2005 to 2012, as the Chief Investment Director / Director of Business Development, at CP Holdings Ltd, a trading firm in the United Kingdom. He is a member of the Israeli bar and holds a post graduate diploma in legal practice from the University of Oxford and a business law degree from Coventry University.

Idit Maayan-Zohar has been serving as our Global Chief Marketing Officer since February 2022. Prior to that, from 2012, Ms. Maayan-Zohar held various managerial positions in our Global Marketing Department, serving most recently as the Director of Global Marketing & Customer Experience. Previously, from 2006 to 2012, Ms. Maayan-Zohar served as Advertising Manager at Bank Hapoalim, one of the leading banks in Israel and prior to that as an Advertising Manager at Bezeq, The Israeli telecommunications company. Ms. Maayan-Zohar holds a B.A. in Business Administration from the College of Management Academic Studies and an M.B.A in Communication and Political Science from Bar-Ilan University.

Efrat Rimmer has been serving as our Vice President, Global Supply Chain and Commercial since February 2021. Prior to joining us, from July 2019 until January 2021. Ms. Rimer served as CEO and Co-founder of TreatMee Ltd., a company developing technological solutions and visual communication systems. Prior to that, from July 2001 to January 2019, Ms. Rimer served in various managerial positions at HP Ltd., including as VP Operations, from 2016 to 2019; Supply Chain strategy manager, from 2012 to 2016; Europe Strategic account manager, from 2009 to 2012; Global procurement manager, from 2005 to 2009; and as Production logistics manager & Lean manager, from 2001 to 2005. Ms. Rimer holds a B.Sc. in Industrial Engineering form Ben Gurion University, and an MBA from Ben Gurion University.

Amihai Seider has been serving as our Vice President, Global Production since March 2019. Prior to joining us, from August 2003, Mr. Seider held various managerial positions at Haifa Chemicals, Israel-based specialty fertilizer manufacturer including VP Operations from May 2012 and Plant Manager from September 2006 to May 2012. Previously, from 1994 to 2003, Mr. Seider held managerial roles at Electrochemical Industries (1952) Ltd., a manufacturer and distributer of chemical products including as Plant Manager from 2000 to 2003. Mr. Seider holds a B.Sc. in Chemical Engineering from Technion University, and an M.B.A. from Haifa University, Israel.

Erez Margalit has been serving as our Vice President Research and Development since August 2013 and joined us in December 2010 as our R&D Engineering Manager. Prior to joining us, from 2008 to October 2010, Mr. Margalit served as Director of Equipment, Reliability and Services of Fab1 and Fab2 of Tower Semiconductor Ltd., a manufacturer of microelectronic devices. From 2001 to 2008, Mr. Margalit served as Technical Manager for several departments in Tower Semiconductor Ltd. Mr. Margalit has specialized in designing, developing and implementing unique industry machinery for unique applications. Mr. Margalit holds a degree in Electronics (Practical Engineer) from Yezreel Valley College.

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

Efrat Yitzhaki has been serving as our Vice President, Human Resources since November 2019. Prior to joining us, from 2018 to 2019, Ms. Yitzhaki held the role of VP Human Resources at Shikun and Binui, a global construction and infrastructure company. Previously, from 2013 to 2018, she served as HR Director at Kimberly Clark Israel, a multinational personal care corporation. From 2008 to 2013, Ms. Yitzhaki served as Group Training OD & MD Manager at Osem Group/Nestle Israel and HR Manager at Nestle Ice Cream. She holds a double B.A. in psychology and business, and an M.A. in psychology and business from the Hebrew University, Israel.

Eyal Levy has been serving as our Chief Information Officer since June 2021. Mr. Levy joined us in 2013 and has served as the manager of global business applications and as the global manager of digital, analytics & innovation. Prior to joining us, he held various managerial roles in leading consulting companies in the IT industry. He holds a BA in marketing from Baruch College and MBA in business management from the New York Institute of Technology and a CIO diploma from the Technion - Israel Institute of Technology.

Directors

Dr. Ariel Halperin has been serving as our chairman of the board of directors since December 2016, after previously serving as our director between December 2006 to May 2013. Dr. Halperin is the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, since 2004 and is the founding partner in Tenram Investments Ltd. a private investment company engaged in domestic and foreign real estate investments since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement, serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Qnergy Inc., Gadot Chemical Terminals (1985) Ltd., Gadot Agro Ltd., Sharon-Laboratories Ltd., Questar Ltd. (formerly : Traffilog Ltd.)  and Designated Holdings Ltd. (Haifa Group Ltd). Dr. Halperin holds a B.A. in Mathematics and Economics and a Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Nurit Benjamini has been serving as our external director under the Companies Law since December 2020. Mrs. Benjamini is Chief Financial Officer of F2 Venture Capital,  From December 2013 to November 2022, Ms. Benjamini served as the Chief Financial Officer of Crazy Labs Ltd., a top 5 mobile games developer and publisher. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com (NASDAQ: WIX); from 2007 to 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd., and from 2000 to 2007, she served as the Chief Financial Officer of Compugen Ltd. (NASDAQ:CGEN). Ms. Benjamini earned both a B.A. degree in economics and business and an M.B.A. in finance from Bar Ilan University, Israel.

Lily Ayalon has been serving as our external director under the Companies Law since December 2020. Ms. Ayalon currently is a business consultant and serves on the board of directors for several companies (Discount Investments Corporation Ltd, Hertz Properties Group Limited, Westdale America Limited, Shikun & Binui ltd (until the end of 3/23), Alpa Cosmetics, Jewelry, Accessories (until the end of  4/23), Meitav ltd, Haifaport ltd.) . Since 2015. From 2010 to 2015, Ms. Ayalon served as the Senior Deputy Director General of the Government Companies Authority; from 2006 to 2009, she served as the Deputy Chief Executive Officer and Executive Directory of a subsidiary of the New Hamashbir Group Ltd. and from 2004 to 2006, she served as the Chief Financial Officer of Amot Investments. Ms. Ayalon is a certified public accountant and earned both a B.A. degree in accounting and economics and an M.B.A in finance from the Hebrew University of Jerusalem, Israel.

Roger Abravanel has been serving as our director since December 2016. During 2006, Mr. Abravanel retired from McKinsey & Company, a global management consulting firm, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of Teva Pharmaceutical Industries Ltd. (TASE: TEVA), a multinational pharmaceutical company, from 2007 to 2017, as a director of COFIDE—Gruppo De Benedetti SpA., an Italian holding company active in the healthcare and automotive industries, from 2008 until 2013, as a director of Luxottica Group SpA., an Italian premium, luxury and sports eyewear conglomerate, from 2006 to 2014, and as a director of Admiral Group plc, a car insurance provider in the U.K., from 2012 until 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), of The Phoenix Holdings Ltd. and of Genenta Science. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

Dori Brown has been serving as our director since December 2016, after previously serving as our director between December 2006 to March 2012. Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and a managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds' portfolio companies, including Scodix Ltd., Telefire Fire and Gas Detectors Ltd., Teletron Ltd., Hamadia Doors Ltd. and Optimax Investments Ltd. Mr. Brown holds an LL.B. degree from Bar Ilan University, Israel.

Ronald Kaplan has been serving as our director since December 2015. Mr. Kaplan has served as chairman of the board of directors of Trex Company, Inc. (NYSE: TREX), a major manufacturer of wood-alternative decking, railings and other outdoor items made from recycled materials, since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc., a manufacturer of bulk material handling systems. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Ofer Tsimchi has been serving as our director since December 2014. He is a managing partner of Danbar Group Ltd., a management services firm, which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd., which develops and manufactures film products for high-shrink labels, candy wrappers and agro-textiles, from 2008 to 2011. Mr. Tsimchi has been a director of Redhill Biopharma (NASDAQ: RDHL), a specialty biopharmaceutical company focused on gastrointestinal diseases, since 2011, Maabarot Products Ltd., Israel’s leading developer, manufacturer, and marketer of a wide range of advanced nutrition and health products for people and pets, since 2014, and Kidron Industrial Materials Ltd., a manufacturer of chemical preparations, since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group, a manufacturer of precision molded plastic products and components. From 2002 until 2003, Mr. Tsimchi was a Business Development Manager of ProSeed Capital Fund, a venture capital firm. From 2000 until 2001, Mr. Tsimchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

Shai Bober has been serving as the business manager of Kibbutz Sdot-Yam since June 2019. From 2014 to 2019, Mr. Bober served as Caesarstone’s maintenance manager. From 2008 to 2003, Mr. Bober served as an electrical and control system engineer in our plants in Israel and in the U.S. Mr. Bober serves as a director on the financial committee of Kibbutz Sdot-Yam and as Chief Executive Officer of Kibbutz Sdot-Yam Energy Company Ltd. Mr. Bober holds a Bachelor of Technology degree, in Electrical and Electronics Engineering, from the Afeka Academic College of Engineering, Israel.

Tom Pardo Izhaki has been serving as the Chief Financial Officer of Kibbutz Sdot-Yam since 2017. From 2013 to 2017, Ms. Pardo Izhaki served as the Chief Financial Officer of the A.T. Group. From 2008 to 2013, she served as a supervisor of the department of assurance services at PWC Israel and, from 2002 to 2008, in a senior bookkeeping role at Sdot-Yam Marble & Tiles Ltd. Ms. Pardo Izhaki holds a B.A. in Economics and Accounting from Haifa University, and an M.A. in Accounting from Bar-Ilan University, Israel. Ms. Pardo Izhaki is qualified as a Certified Public Accountant in Israel..

B.	Compensation of Officers and Directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock-based compensation, for the year ended December 31, 2022, was $7.3 million. This amount includes $1.0 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

CEO Compensation

Pursuant to a services agreement we entered into with our Chief Executive Officer, Yuval Dagim, in consideration for services provided by Mr. Dagim, we pay Mr. Dagim monthly compensation of NIS 205,000 (approximately $58,000), as well as provide benefits that are customary for senior executives in Israel, such as reimbursement for the costs of a cellular phone and car fuel used in the course of performing his obligations.

Mr. Dagim is also entitled to an annual cash bonus of up to $840,000 based on quantitative performance goals of which up to $210,000 can be paid as a discretionary bonus subject to the Board’s evaluation of Mr. Dagim’s performance; provided, however, that such discretionary bonus will not be granted to the CEO in the event the Company does not have a positive EBITDA for the given fiscal year. Mr. Dagims performance based formula was amended by the general meeting of our shareholders during our AGM of November 23, without changing the maximum payable bonus amount.

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

We and Mr. Dagim may each terminate the agreement (other than for cause) with three (3) months prior written notice. Upon termination by us (not for cause), Mr. Dagim shall be entitled, in addition to the prior notice period, to an adjustment period of six (6) months. Upon termination by Mr. Dagim, subject to him completing a twelve (12) month engagement period with us, he shall be entitled in addition to the prior notice period, to an adjustment period of three (3) months. Director Compensation

Each of our directors (other than the Chairman of the board of directors, Mr. Dori Brown, Mr. Roger Abravanel and Mr. Ronald Kaplan) is entitled to the payment of annual fee of NIS 120,000 (approximately $34,000) and payment of NIS 3,350 (approximately $950) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions adopted without an actual convening (meaning, unanimous written resolutions) and for participating through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced to 50%; and (2) for participation through media communication, the participation compensation will be reduced to 60%.

Mr. Roger Abravanel is entitled to an annual fee of $100,000 and a per-meeting fee $2,500 for participation in meetings of the board and committees of the board. Our shareholders further approved that Mr. Ronald Kaplan is entitled to an annual fee of $75,000 and a per-meeting fee of $2,500 for participation in meetings of the board and committees of the board. The participating fees of Mr. Abravanel and Mr. Kaplan for meetings held through media communication shall be reduced by 50% and for meetings by written consent shall be reduced to 25%.

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

Individual Covered Executive Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2022. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
		(in U.S. dollars)
Yuval Dagim	732,066	-	276,954	-	1,009,020
Ken Williams	517,722	9,386	44,819	2,306	574,233
Nahum Trost	339,020	-	115,225	51,639	505.884
Amir Reske	391,978	20,898	28,582	46,165	487,623
David Cullen	387,363	34,766	45,283	6,678	474,089

(1)	All Covered Executives are employed by us on a full time (100%) basis.

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

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2022, based on the option’s and RSU’s award’s fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2w to our consolidated financial statements.

(5)	Includes mainly leased car, mobile phone and other fringe benefit expenses.

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

The maximum aggregate number of our shares available for issuance as awards under the 2020 Plan is (i) 2,500,000 authorized but unissued shares, plus (ii) up to 1,000,000 shares carried over from the 2011 Plan, and shares underlying outstanding awards granted pursuant to the 2011 Plan if expired, cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares, which will be available for grant of awards pursuant to the 2020 Plan. However, except subject to certain adjustments, in no event will more than 3,500,000 shares be available for issuance pursuant to the exercise of incentive stock options. As of March 10, 2023, the number of ordinary shares allocated under the 2020 Plan was 658,129 ordinary shares. Considering the number of options and RSUs already granted, as of March 10, 2023, 2,113,715 ordinary shares remained available for future option or RSU grants under the 2020 Plan. As of March 10, 2023, the number of ordinary shares underlying outstanding equity awards allocated under the 2011 and 2020 equity incentive plans was 1,637,709 ordinary shares.

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

In the event of termination of a grantee’s employment or service with the company or any of its affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator, but in any event no later than the date of expiration of the award’s term. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve month period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2020 Plan.

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

Board of directors and officers

As of the date of this report, our board of directors consists of nine directors, five of whom are independent under the Nasdaq rules, including Ms. Nurit Benjamini and Ms. Lily Ayalon, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External directors”). Specifically, our board of directors has determined that each of Ofer Tsimchi, Nurit Benjamini, Lily Ayalon, Ronald Kaplan and Roger Abravanel meets the independence standards under the rules of Nasdaq. In reaching this conclusion, the board of directors determined, following the recommendation of our nominating committee, that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

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

Each of the members of the audit committee is “independent” under relevant Nasdaq rules and as defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of members of the board.

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

Nominating Committee

We have a nominating committee comprised of three of our directors, Ms. Nurit Benjamini, Ms. Lily Ayalon and Mr. Ronald Kaplan, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq rules. Ms. Lily Ayalon serves as the Chairperson of the Nominating Committee. Our board of directors has adopted a nominating committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

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

In accordance with the Companies Law, our policy was last re-adopted in November 2020 by the compensation committee, the board of directors and our shareholders, and is filed as an exhibit to this Annual Report (maya , can/ should we : incorporated by reference).

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

D. Employees

As of December 31, 2022, we had 2111employees, of whom 655 were based in Israel, including 24 individuals who provide services to us through our manpower agreement (“Manpower Agreement”) with Kibbutz Sdot-Yam, discussed below, and with whom we do not have employment relationships, 657 employees in the United States (including 170 employees in our Richmond Hill facility), 124 employees in Australia, 133 in Canada, 454 in India, 62 in the United Kingdom, 22 in Asia and 4 in Sweden. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three fiscal years:

	As of December 31,
Department	2022	2021	2020
Manufacturing and operations	1,339	1,397	1,222
Research and development	17	24	26
Sales, marketing, service and support	557	651	580
Management and administration	198	200	171
Total	2,111	2,272	1,999
_________

The size of our global workforce decreased by 161 employees in 2022. Such decrease is due to company restructuring efforts in aligning production with foreseeable demand and in restructuring sales teams in the US.

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 10, 2023, of each of our directors and executive officers.

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

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 10, 2023, through the exercise of any option or warrant. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or other awards that are convertible into our ordinary shares within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or other agreements, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 34,511,391 ordinary shares outstanding as March 10, 2023.

All our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association—Voting.”

Our directors and executive officers hold, in the aggregate, (i) 647,469 options immediately exercisable or exercisable within 60 days from March 10, 2023 with. a weighted average exercise price of $16.5 per share and have expiration dates generally seven years after the grant date, and (ii) 32,301 RSUs that vest within 60 days from March 10, 2023.

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

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or other agreements that are currently exercisable or exercisable within 60 days of March 10, 2023, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The amounts and percentages are based upon 34,511,391 ordinary shares outstanding as of March 10, 2023.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494	40.7%
Tene Investment in Projects 2016, L.P.(2)(3)	14,029,494	40.7%
The Phoenix Holdings Ltd. (4)	3,868,049	11.2%
Global Alpha Capital Management Ltd. (5)	3,074,555	8.9%

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

As of December 31, 2022, 24 of our employees, or 0.01% of our total workforce, were also members of Kibbutz Sdot-Yam.

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

(4) Based on Schedule 13G/A filed with the SEC on February 14, 2023 by The Phoenix Holdings Ltd., as of December 31, 2022, The Phoenix Holdings Ltd. held shared voting and dispositive power over 3,868,049 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of The Phoenix Holding Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of The Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) Based on Schedule 13G/A filed with the SEC on February 9, 2023 by Global Alpha Capital Management Ltd., as of December 31, 2021, Global Alpha Capital Management Ltd held sole voting power over 2,218,229  ordinary shares, and sole dispositive power over 3,074,555 ordinary shares. The address of the Global Alpha Capital Management Ltd. is 1800 McGill College, Suite 1300, Montreal, Quebec, H3A 3J6, Canada.

Changes in Ownership

Prior to our IPO in March 2012, Kibbutz Sdot-Yam owned 18,715,000, or 70.1% of our ordinary shares. Immediately after the IPO, due to our issuance of ordinary shares, the Kibbutz’s ownership in our ordinary shares decreased to 56.1%. As a result of two subsequent public offerings of ordinary shares completed in 2013 and 2014, the Kibbutz sold 6,325,000 of the 17,765,000 ordinary shares it owned, decreasing its ownership percentage to 32.8% immediately after those offerings. Pursuant to the Shareholders’ Agreement, effective October 13, 2016, the Kibbutz sold to Tene 1,000,000 of its 11,440,000 ordinary shares and granted to Tene the Call Option to purchase 2,000,000 ordinary shares. During 2018, Tene purchased additional 2,589,494 ordinary shares in the open market. The parties also agreed to vote at general meetings of our shareholders together, such that they share voting power over 14,029,424 ordinary shares. As a result, as of March 10, 2023, the Kibbutz and Tene each beneficially owned 40.7% of our ordinary shares.

Beneficial ownership by holders of more than 5% of our ordinary shares is shown in the table above.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 10, 2023, there were three registered holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 59.3% of our outstanding ordinary shares.

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

Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $11.3 million in 2022, $11.0 million in 2021 and $9.4 million in 2020 (excluding VAT), as set forth in more detail below. We believe that these services are rendered to us in the ordinary course of our business and that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

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

Pursuant to these land use agreements, we paid to Kibbutz Sdot-Yam an aggregate of 5.8 million in 2022, $5.3 million in 2021 and $4.7 million in 2020.

Land purchase and leaseback agreement

On June 6, 2007, we entered into a long-term lease agreement with the ILA in the lands and facilities of the Bar-Lev Industrial Center for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. On March 31, 2011, we entered into a land purchase and leaseback agreement with Kibbutz Sdot-Yam, pursuant to which, effective as of September 1, 2012, Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev Industrial Park in consideration for NIS 43.7 million ($10.9 million). Pursuant to the land purchase and leaseback agreement, we were required to obtain certain third-party consents from, among others, the Israeli Tax Authorities and from the Israeli Investment Center. All such consents have been obtained. The land purchase and leaseback agreement were executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, Kibbutz Sdot-Yam permits us to use the Bar-Lev land for a period of 10 years commencing in September 2012 that will be automatically renewed unless we give two years prior notice, for an additional 10-year term in consideration for an annual fee of NIS 4.1 million ($1.2 million) to be linked to the increase of the Israeli consumer price index. In accordance with the terms of the agreement, we elected to extend the term of the agreement for another 10 years until August 31, 2032.

Following a request by the Kibbutz, in accordance with its rights under the land lease agreements for Sdot-Yam and Bar-Lev facilities the terms of the land lease agreement, a market assessment of an appointed independent appraiser was obtained, and amounts paid during 2021 and 2022 are based on such appraisal.

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

Pursuant to the land purchase and leaseback agreement and agreement for additional land in connection with our Bar-Lev facility, we paid to Kibbutz Sdot-Yam an aggregate of $2.3 million in 2022, $2.4 million in 2021 and $1.2 million in 2020.

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

Under the Manpower Agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 (approximately $77 thousands) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation. Pursuant to the Manpower Agreement, we paid to Kibbutz Sdot-Yam an aggregate of $1.8 million in 2022, $1.8 million in 2021 and $2.1 million in 2020. As of December 31, 2022, we engaged 24 Kibbutz Appointees on a permanent basis.

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

On July 30, 2015, following the approval of our audit committee and the board, our shareholders approved an amended services agreement for a period of three years. On November 27, 2018, following the approval of our audit committee and the board, our shareholders approved a further amended services agreement (“Amended Services Agreement”) for an additional period of three years, which was extended in 2021 for an additional three year period. Under the Amended Services Agreement, Kibbutz Sdot-Yam continues to provide us with various services it provides in the ordinary course of our business. The amount that we pay Kibbutz Sdot-Yam under the Amended Services Agreement depends on the scope of services we will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from Kibbutz Sdot-Yam, considering its physical proximity to our manufacturing plant in Sdot-Yam and its expertise. The amounts we pay for the services are subject to certain adjustments for increases in the Israeli consumer price index. In addition, the Amended Services Agreement grants Kibbutz Sdot-Yam a right of first proposal in special projects with respect to the metal workshop services. The Amended Services Agreement also outlines the distribution mechanism between us and the Kibbutz for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with our business facilities. Each party may terminate such agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-days’ prior notice. In connection with such agreements, we paid to Kibbutz Sdot-Yam an aggregate of $1.3 million in 2022, $1.5 million in 2021 and $1.3 million in 2020.

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

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2022, please see pages F-4 to F-5 of this report.

Legal Proceedings

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

Since 2008, we have been named, either directly or as a third party defendant, in numerous lawsuits alleging damages allegedly caused by exposure to RCS related to our products filed by individuals (including fabricators and their employees, and our former employees), their successors, employers and the State of Israel, and in subrogation claims by the NII, Workers’ compensation claims of several states in Australia, and others.

As of December 31, 2022, we were subject to pending lawsuits with respect to 163 injured persons globally (of which 99 were in Israel, 56 in Australia and 8 in the United States) and had received pre-litigation demand letters with respect to additional 9 persons, in each case relating mainly to silicosis claims.

Since 2008 and through December 31, 2022, lawsuits with respect to 259 injured persons that were filed against us were settled or dismissed (195 claims in Israel and 64 in Australia).

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

In November 2015 and in May 2017, we entered into agreements with the State of Israel and with our main distributors in Israel, respectively, with the consent of our insurance carriers, under which we agreed with the State and each of our main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period (NII claims are excluded from our agreement with the State) and on the apportionments between us of the total liability of us, the State, and the distributors, if found, in such claims. During January 2020, the State of Israel approved an additional 5 years extension to this agreement which as of December 31, 2022 is in effect with 2 distributers only.

With respect to claims filed in Australia, while there is still no precedent in Australia as to the liability of manufacturers and suppliers in silicosis claims, our insurance carriers acting within their rights under our insurance policies have elected to negotiate and/or agree to settlements in most Australian cases. This practice has led us to recognize these claims as probable and include a provision with respect thereto. See Note See Note 11 of the notes to the financial statements included elsewhere in this annual report. We may still elect to defend ourselves in such claims. If we were to fail in any claim, a precedent may be set against the Company, which may also adversely affect our position in other claims. With regard to claims filed against us in the U.S, at this early stage of litigation we are unable to estimate the probability of the actual exposure and weintend to vigorously defend the claims, subject to the insurers consent. See also “ITEM 3.D. Key Information—Risk Factors— Results of Silicosis and other bodily injury claims may have a material adverse effect on our business, operating results, and financial condition”.

Class Action Claim in Israel

A lawsuit by a single plaintiff and a motion for its class certification were filed against us in April 2014 in the Central District Court in Israel mainly claiming we did not provide adequate warnings with respect to our products and that by our conduct we violated the plaintiff’s autonomy.

On January 4, 2018, the Company and the plaintiff submitted to the Israeli District Court a settlement agreement, which was approved in July 2021. According to the settlement agreement, during 2022 we paid on a one time basis, without any admission of liability, of an aggregate amount of approximately NIS 9.0 million (approximately $2.9 million) to fund certain safety related expenses at fabrication facilities in Israel, as well as certain plaintiff’s compensation and legal expenses. The performance of the settlement agreement has concluded during 2022.

Our Probable Risks Related to Outstanding Claims

We intend to contest the pending claims against us, although there can be no assurance that we will succeed in these claims and it is probable that we will be liable for damages in connection with such lawsuits. As of December 31, 2022, we estimated that our total exposure with respect to all then-pending lawsuits in Israel and Australia related to 221 claims by injured persons and the un-asserted NII claims was approximately $36.0 million, although the actual outcome of such lawsuits may vary significantly from such estimate. The number of injured persons takes into account the claim filed with a motion for its recognition as a class action and does not include pre-litigation demand letters and settled claims for which the settled amount has not been paid yet.

Insurance

We have regional product liability insurance policies in the United States and Canada, each with a coverage of up to $20 million per claim or per year, each in its relevant local currency, subject to certain terms and limitations, with relatively low deductibles.  In India, we have a public liability insurance policy in the amount of INR 500 million ($6.7 million) effective until March 31, 2023.

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

Dividends

In February 2020, we revised our dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (the “Calculated Dividend”), subject in each case to approval by the Company’s board of directors. If the Calculated Dividend is less than $0.10 per share, no dividend shall be paid. In the fourth quarter of 2020, we distributed a cash dividend in the amount of $0.14 per share, in the second quarter of 2021, we distributed a cash dividend in the amount of $0.21 per share, in the fourth quarter of 2021, we distributed a cash dividend in the amount of $0.10 per share and in the third quarter of 2022, we distributed a cash dividend in the amount of $0.25 per share. Until 2021 each dividend distribution was subject to withholding tax of 20%, in 2022, the dividend distribton was subject to withholding tax of 20.5%.

We cannot provide assurances regarding the amount or timing of any dividend payments and may decide not to pay dividends in the future. The related withholding tax rate can vary in accordance with the local laws and jurisdictions at the time of the dividend payment.

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

B.	Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 35,614,487 are issued and 34,511,391 are outstanding as of March 10, 2023.

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

The new incentives regime will apply to “Preferred Technology Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were at least 7% on average of one year out of the company’s turnover or exceeded NIS 75 million (approximately $21.3 million) for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.3 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.8 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

A “Special Preferred Technology Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.8 billion).

Preferred Technology Enterprises will be subject to a reduced corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $56.8 million), and the sale receives prior approval from the Israel Innovation Authority (previously known as the Israeli Office of the Chief Scientist) (“IIA”). Special Preferred Technology Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $142.1 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (23% in 2022). As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our securities is taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (meaning, a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control” (including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2022 and a marginal tax rate of up to 47% +3% surtax, for an individual in 2022 unless the benefiting provisions of an applicable treaty applies.

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

Dividends paid to U.S. Holders with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. In addition, for periods in which we are a “United Stated-owned foreign corporation”, a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. Furthermore, Treasury Regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under the U.S.-Israel Tax Treaty and the holder is eligible for benefits under the U.S.-Israel Tax Treaty and elects its application. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Based on the composition of our income, the composition and estimated fair market value of our assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2022 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2023. However, no official determination as to our PFIC status has been made for the year ended December 31, 2022. Additionally, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for a particular taxable year until after the close of the taxable year. Moreover, the determination of our PFIC status annually is based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The majority of our revenues are denominated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 16.8%, 18.4% and 21.3% of our revenues in 2022, 2021 and 2020, respectively. Sales in Canadian dollars accounted for 13.5%, 13.1% and 14.9% of our revenues in 2022, 2021 and 2020, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian dollars, Australian dollars, British pound, Singaporian dollar and Indian Rupee. As a result, a revaluation of the NIS, or to a lesser extent, the Euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar
2021	8.7%	6.9%	6.4%	3.6%
2022	(7.6)%	(3.7)%	(3.8)%	(11)%

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $6.3 million in 2022.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $5.0 million in 2022.

Devaluation of NIS relative to the U.S. dollar would decrease our revenues generated in Israel. However, our NIS operating costs when reported in U.S. dollars would decrease to a greater extent, resulting in higher operating income. As a result, assuming a 10% decrease in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would have increased by $10.9 million in 2022.

An appreciation of the Euro relative to the U.S. dollar would increase our revenues generated in Europe and certain other countries. However, our Euro operating costs when reported in U.S. dollars would increase to a greater extent, resulting in lower operating income. Assuming a 10% decrease in the Euro relative to the U.S. dollar and assuming no other changes, our operating income would have increased by $2.3 million in 2022.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our most significant exposure as of December 31, 2022, relates to a potential change in the exchange rate of the Canadian dollar and British pound and to a lesser extent to the Singaporean dollar, and the Indian Rupee relative to the U.S. dollar. Assuming a 10% decrease in the Australian dollar and the Canadian dollar relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have decreased by $0.1 million and $0.1 million, respectively. Assuming a 10% decrease in the GBP, EUR, Singaporean dollar, NIS and Indian Rupee relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have increased by $1.1 million, $0.9 million, $0.5 million, $0.3 million and $0.1 million in 2022, respectively.

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

As of December 31, 2022, we had the following foreign currency hedge portfolio (U.S. dollar in thousands):

		USD/NIS	EUR/USD	GBP/USD	USD/CAD		AUD/USD		TOTAL

Buy forward contracts	Notional	—	9,305	3,511		—		—	12,817
Fair value		—	288	(18)		—		—	271
Average rate		—	1.02	1.2		—		—	—
Sell forward contracts	Notional	41,699	—	—		---		---	49,379
Fair value		(412)	—	—		---		---	1,697
Average rate		3.454	—	—		---		---	—
Buy put options	Notional	—	—	—		—		—	—
Fair value		—	—	—		—		—	—
Average rate		—	—	—		—		—	—
Sell call options	Notional	—	—	—		—		—	—
Fair value		—	—	—		—		—	—
Average rate		—	—	—		—		—	—
Total notional value		41,699	9,305	3,511		---		---	54,516
Total fair value		$(412)	$288	(18)	$	---	$	---	$(141)

As of December 31, 2022, net embedded loss on our foreign currency open derivatives transactions were $0.14 milion.  As of December 31, 2021, net embedded gain on our foreign currency open derivatives transactions were $1.37 million. As of December 31, 2020, net embedded losses on our foreign currency open derivatives transactions were $3.6 million.

For the year ended December 31, 2022 our finance expenses resulted from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $1.5 milion. For the year ended December 31, 2021, our finance income resulted from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $2.1 million. For the year ended December 31, 2020, our finance income generated from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $0.8 million.

Interest rates

We had cash and short-term bank deposits totaling $52.1 million on December 31, 2022. Our cash, cash equivalents and short-term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: Controls and Procedures

(a)          Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)          Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2022. This report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

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

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

Our board of directors has determined that each of Ms. Nurit Benjamini and Ms. Lily Ayalon qualifies as an “audit committee financial expert,” as defined by the rules of the SEC, and has the requisite financial experience required by the Nasdaq rules. In addition, Ms. Nurit Benjamini and Ms. Lily Ayalon are each independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under Nasdaq rules.

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

ITEM 16C: Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2022	2021
	(in thousands of U.S. dollars)
Audit fees(1)	$743	$789
Audit-related fees(2)	1	103
Tax fees(3)	82	128
All other fees(4)	193	72
Total	$1,019	$1,092

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2022 and 2021, and its internal control over financial reporting as of December 31, 2022 and 2021, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

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

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended (1)
1.2	Memorandum of Association of the Registrant (2) ∞
2.1	Description of the Registrant’s Securities. (3)
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (4) ∞
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (4) ∞
4.4	2011 Incentive Compensation Plan, as Amended (5)
4.5	2020 Share Incentive Plan (6)
4.6	Form of Letter of Exemption and Indemnification (7)
4.7	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (4) ∞
4.8	Addendum, dated February 13, 2012, to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (4) ∞
4.9	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (4) ∞
4.10	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated October 2021 (8) ∞
4.11	Management Services Agreement, by and between Tene Growth Capital 3 Funds Management Company Ltd. and the Registrant, dated November 2021 (9)
4.12	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (4) ∞
4.13	Amended and Restated Compensation Policy of Caesarstone Ltd. (10) ∞
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)
15.2	Consent of Grant Thornton Audit Pty Ltd.
15.3	Consent of Freedonia Custom Research, a division of Marketresearch.com INC.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF 104	Inline XBRL Taxonomy Extension Definition Linkbase Document Cover Page Interactive Data File (embedded within the Inline XBRL document)

_________________________

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

(8)
Previously filed with the Securities and Exchange Commission on March 15, 2022 pursuant as Exhibit 4.10 to the Company’s annual report on Form 20-F for the year ended December 31, 2021 and incorporated by reference herein.

(9)
Previously filed with the Securities and Exchange Commission on March 15, 2022 pursuant as Exhibit 4.11 to the Company’s annual report on Form 20-F for the year ended December 31, 2021 and incorporated by reference herein.

(10)	Previously filed with the Securities and Exchange Commission on October 10, 2020 as Exhibit 99.1 to the Company’s current report on Form 6-K and incorporated by reference herein.

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

Caesarstone Ltd.

By: /s/ Yuval Dagim Yuval Dagim Chief Executive Officer

Date: March 15, 2023

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Caesarstone Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Caesarstone Ltd. (and subsidiaries) (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We did not audit the financial statements of Caesarstone Australia Pty Ltd., a wholly-owned subsidiary, which reflect total assets of constituting 11% at December 31, 2022 and 2021, and total revenues constituting 17% in 2022, 18% in 2021 and 21% in 2020 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Ltd., is based solely on the report of the other auditors.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 15, 2023 expressed an unqualified opinion thereon.
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

Auditing the Company’s accounting for the Silicosis provision was complex due to the significant estimation required in determining the Company’s liability amount of $36 million. The estimate of the provision involved significant estimation uncertainty primarily due to the different stages of legal claims and the probability of loss, which in turn led to a high degree of auditor judgment and effort in performing procedures and evaluating management's conclusions related to these legal claims.

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

Our substantive procedures also included testing the accuracy, completeness and reasonableness of the underlying data used in management's provision assessment and attending meetings between management and legal counsels to determine a range of reasonably possible loss. We tested management’s assumptions by comparing prior period's estimates versus actual prior period's results and evaluating events occurring up to date of the auditor's report. We also inquired the legal counsels regarding the likelihood of the outcome of the claims and evaluated the Company’s legal contingency disclosures included in Note 11 to the consolidated financial statements.

Impairment of Goodwill and Long-lived assets
Description of the matter
As reflected in the Company’s consolidated financial statements, in Note 2l and 2k, as of December 31, 2022, the Company’s recorded a goodwill impairment charge of $44.8 million and an impairment charge of $26.4 Million for Long lived assets related to Sdot Yam production facility.

As disclosed in Note 7 and 2 to the consolidated financial statements, goodwill is tested for impairment at least annually or more frequently if indicators of impairment arise. If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative fair value test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized.

Long-lived assets (assets group) to be held and used, are reviewed for impairment whenever events or circumstances indicate the carrying amount of the long-lived assets may not be recoverable. Recoverability of the Long-lived assets (assets group) is measured by a comparison of the undiscounted future cash flows the Long-lived assets (assets group) is expected to generate to the carrying amounts of the assets group. If such evaluation indicates that the carrying amount of the long lived assets (assets group) is not recoverable, an impairment loss is calculated based on the excess of the carrying amount of the long- lived assets (assets group) over its fair value.

The Management identified indicators for impairment in the fourth quarter of 2022. Consequently, Management performed an impairment assessment of goodwill and impairment test of the long-lived assets of Sdot Yam production facility.

Auditing the Company's impairment test for goodwill and long-lived assets (asset groups) of Sdot Yam production facility was complex and highly judgmental due to the significant estimation and assumptions in determining the fair value of the reporting unit and the fair value of the long-lived assets (assets group). In particular, the fair value estimates of the reporting unit were sensitive to changes in significant assumptions such as discount rate, revenue growth rate, operating margins, working capital, weighted average cost of capital, estimated spend on capital expenditures. These assumptions are sensitive to and affected by the expected future market or economic conditions, and industry and company-specific qualitative factors.

Furthermore, management's significant assumptions used in determining the fair value of long-lived assets (assets group) of Sdot Yam production facility included estimation of the fair value for a unit of equipment (machine, storage facility, etc.) according to the age of the equipment, its condition and the estimated value according to accepted equipment prices in the relevant market (local or international market). These assumptions are sensitive and affected by the specific market and industry qualitive factors.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill and long-lived assets (assets group) impairment assessment process. Among other, we tested controls over management's review of the significant assumptions in estimating the fair value of the reporting unit and the fair value of the long-lived assets (assets group) of Sdot yam production facility the of the Company.

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

To test the estimated fair value of the long-lived assets (assets group) of Sdot yam production facility, our audit procedures included, among others, understanding the company's valuation process, using a professional with specialized skills and knowledge to review the valuation, understand the work assumptions and the selected data used as part of the assessment. In addition, we performed a sensitivity analysis using performed independent comparative calculation to estimate the fair value of the long-lived assets (assets group) of the Sdot yam production facility.

We also evaluated the related disclosures for goodwill and long lived assets included in Notes 2l, 2k, 6 and 7 to the consolidated financial statements.

/s/KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2004

Tel-Aviv, Israel
March 15, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Caesarstone Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Caesarstone Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). In our opinion, Caesarstone Ltd. and subsidiaries (the Company) based on our audit and the report of other auditors maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Caesarstone Australia Pty Ltd. a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 11% and 17%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022. The effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Caesarstone Australia Pty Ltd.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 15, 2023 expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

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

/s/KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Tel-Aviv, Israel
March 15, 2023

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$52,081	$74,315
Short-term available for sale marketable securities	3	7,077	11,228
Trade receivables (net of allowance for credit loss of $9,756 and $9,036 at December 31, 2022 and 2021, respectively)		77,898	82,815
Other accounts receivable and prepaid expenses	4	32,570	35,443
Inventories	5	238,232	204,725

Total current assets		407,858	408,526

LONG-TERM ASSETS:
Severance pay fund		3,410	4,090
Other long-term receivables	11	-	449
Deferred tax assets, net	12	16,251	10,880
Long-term deposits and prepaid expenses		3,255	3,832
Long-term available for sale marketable securities	3	-	8,647
Property, plant and equipment, net	6	169,292	221,150
Operating lease right-of-use assets	10	144,098	154,652
Intangible assets, net	7	8,817	9,627
Goodwill	7	-	45,800

Total long-term assets		345,123	459,127

Total assets		$752,981	$867,653

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

		December 31,
	Note	2022	2021
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long- term bank loan	8	$26,135	$12,523
Trade payables		62,194	81,369
Related party and other loan	14	283	2,276
Short term legal settlements and loss contingencies	11	17,595	22,592
Accrued expenses and other liabilities	9	58,777	64,534

Total current liabilities		164,984	183,294

LONG-TERM LIABILITIES:
Long-term other loans and financing liability of land from related parties	14	483	6,240
Long-term bank loan	15	4,340	-
Accrued severance pay		4,750	5,500
Deferred tax liabilities, net	12	4,288	4,992
Long-term warranty provision		1,262	1,280
Long term legal settlements and loss contingencies	11	19,572	20,859
Long-term operating lease liabilities	10	124,353	143,324

Total long-term liabilities		159,048	182,195

COMMITMENTS AND CONTINGENT LIABILITIES	11

REDEEMABLE NON-CONTROLLING INTEREST	1,2	7,903	7,869

EQUITY:	13
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2022 and 2021; 34,610,399 and 35,756,166 issued at December 31, 2022 and 2021, respectively; 34,507,303 and 34,473,070 shares outstanding at December 31, 2022 and 2021, respectively		371	371
Additional paid-in capital		163,431	161,929
Capital fund related to non-controlling interest		(5,587)	(5,587)
Accumulated other comprehensive loss, net		(9,578)	(704)
Retained earnings		311,839	377,716
Treasury shares at cost – 1,103,096 ordinary shares at December 31, 2022 and 2021		(39,430)	(39,430)

Total equity		421,046	494,295

Total liabilities and equity		752,981	867,653

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2022	2021	2020

Revenues	$690,806	$643,892	$486,412
Cost of revenues	527,561	472,394	352,470

Gross profit	163,245	171,498	133,942

Operating expenses:

Research and development	4,098	4,216	3,974
Selling and marketing	94,412	85,725	62,047
General and administrative	51,596	50,845	39,081
Goodwill and long lived assets impairment charges	71,258	-	-
Legal settlements and loss contingencies, net	568	3,283	6,319

Total operating expenses	221,932	144,069	111,421

Operating income (loss)	(58,687)	27,429	22,521
Finance expenses (income), net	(3,079)	7,590	10,199

Income (loss) before taxes on income	(55,608)	19,839	12,322
Taxes on income	758	1,950	4,700

Net income (loss)	$(56,366)	$17,889	$7,622

Net income (loss) attributable to non-controlling interest	688	(1,077)	404

Net income (loss) attributable to controlling interest	$(57,054)	$18,966	$7,218

Basic and diluted net income (loss) per share of Ordinary shares	$(1.66)	$0.51	$0.21

Weighted average number of Ordinary shares used in computing basic income (loss) per share (in thousands)	34,488	34,462	34,419

Weighted average number of Ordinary shares used in computing diluted income (loss) per share (in thousands)	34,488	34,570	34,474

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net income (loss)	$(56,366)	$17,889	$7,622

Other comprehensive income (loss) before tax:

Foreign currency translation adjustments	(8,932)	(2,186)	4,386
Unrealized income (loss) on foreign currency cash flow hedge	(699)	329	-
Unrealized income (loss) on available for sale marketable securities	(84)	(59)	21
Income tax expense related to components of other comprehensive loss	(11)	(26)	(8)

Total other comprehensive income (loss), net of tax	(9,726)	(1,942)	4,399

Comprehensive income (loss)	(66,092)	15,947	12,021
Less - comprehensive income (loss) attributable to non-controlling interest	164	1,232	(432)

Comprehensive income (loss) attributable to controlling interest	$(65,928)	$17,179	$11,589

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock			Additional paid-in		Retained	Accumulated other comprehensive income (loss),	Capital fund related to non- controlling	Treasury	Total
	Shares	Amount		capital		earnings	net (1)	interest	shares	equity

Balance as of January 1, 2020	34,397,776	371		157,225		368,433	(3,288)	(5,587)	(39,430)	477,724
								-
Other comprehensive loss	-	-		-		-	4,371	-	-	4,371
Net income	-	-		-		7,218	-	-	-	7,218
Equity-based compensation expense related to employees (2)	-	-		2,858		-	-	-	-	2,858
Dividend paid	-	-		-		(4,821)	-	-	-	(4,821)
Cashless exercise of options and RSUs	39,520	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2020	34,437,296	371		160,083		370,830	1,083	(5,587)	(39,430)	487,350
								-
Other comprehensive loss	-	-		-		-	(1,787)	-	-	(1,787)
Net income attributable to controlling interest	-	-		-		18,966	-	-	-	18,966
Equity-based compensation expense related to employees (2)	-	-		1,846		-	-	-	-	1,846
Adjustment to redemption value of the non-controlling interest	-	-		-		(1,399)	-	-	-	(1,399)
Dividend paid	-	-		-		(10,681)	-	-	-	(10,681)
Cashless exercise of options and RSUs	35,774	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2021	34,473,070	371		161,929		377,716	(704)	(5,587)	(39,430)	494,295
								-
Other comprehensive loss	-	-		-		-	(8,874)	-	-	(8,874)
Net income (loss) attributable to controlling interest	-	-		-		(57,054)	-	-	-	(57,054)
Equity-based compensation expense related to employees (2)	-	-		1,502		-	-	-	-	1,502
Adjustment to redemption value of the non-controlling interest	-	-		-		(198)	-	-	-	(198)
Dividend paid	-	-		-		(8,625)	-	-	-	(8,625)
Cashless exercise of options and RSUs	34,233	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2022	34,507,303	371		163,431		311,839	(9,578)	(5,587)	(39,430)	421,046

(1)	Accumulated other comprehensive income (loss), net, comprised of foreign currency translation, hedging transactions and marketable securities.
(2)	See also Note 13.
(*)	Less than $1.
The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net income (loss)	$(56,366)	$17,889	$7,622

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	36,344	35,407	29,460
Share-based compensation expense	1,502	1,846	2,858
Accrued severance pay, net	(58)	121	(14)
Changes in deferred tax, net	(5,693)	(4,473)	(895)
Capital loss (gain) from sale of property, plant and equipment	67	(3)	340
Decrease (increase) in trade receivables	2,612	815	6,070
Decrease (increase) in other accounts receivable and prepaid expenses	3,645	(9,036)	9,318
Decrease (increase) in inventories	(40,884)	(54,189)	313
Increase (decrease) in trade payables	(21,032)	28,277	(17,938)
Increase (decrease) in warranty provision	(119)	112	(371)
Legal settlements and loss contingencies, net	568	3,283	6,319
Decrease (increase) in right of use assets	28,056	25,906	(12,154)
Changes in lease liabilities	(36,478)	(22,085)	16,126
Contingent consideration related to acquisition	120	(288)	-
Amortization of premium and accretion of discount on marketable securities, net	238	412	161
Changes in accrued interest related to marketable securities	74	42	(1)
Goodwill and long-lived assets impairment chargesd	71,258	-	-
Increase (decrease) in accrued expenses and other liabilities including related party	(7,165)	(3,352)	404

Net cash (used in) provided by operating activities	(23,311)	20,684	47,618

Cash flows from investing activities:

Net cash paid for acquisitions	(2,245)	-	(28,962)
Purchase of property, plant and equipment	(17,801)	(31,477)	(19,824)
Proceeds from sale of property, plant and equipment	12	9	13
Repayment of assumed shareholders loan related to acquisition	-	(1,966)	-
Investment in marketable securities	-	(11,738)	(24,456)
Sales and maturity of marketable securities	12,401	10,395	5,271
Proceeds from (investment in) long-term deposits	348	(108)	(347)

Net cash used in investing activities	(7,285)	(34,885)	(68,305)

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from financing activities:

Dividend paid	$(8,625)	$(10,681)	$(4,821)
Assuming (repayment) of short-term bank credit and loans, net	18,640	(11,761)	(18)
Contingent consideration related to acquisition	-	(1,492)	-
Repayment of a financing liability of land	(859)	(1,320)	(1,245)

Net cash used in financing activities	9,156	(25,254)	(6,084)

Effect of exchange rate differences on cash and cash equivalents	(794)	(478)	1,647

Increase (decrease) in cash and cash equivalents	(22,234)	(39,933)	(25,124)
Cash and cash equivalents at beginning of year	74,315	114,248	139,372

Cash and cash equivalents at end of year	$52,081	$74,315	$114,248

Cash received (paid) during the year for:

Interest paid	$(1,159)	$(1,915)	$-

Interest received	$439	$465	$460

Tax paid	$(4,968)	$(7,377)	$(3,676)

Non cash activity during the year for:

Changes in trade payables balances related to purchase of property, plant and equipment	$(925)	$(56)	$(356)
Operating lease liabilities and right-of-use assets	$18,569	$57,343	$60,750

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL

a.	General:

Caesarstone Ltd., incorporated under the laws of the State of Israel, was founded in 1987.

Caesarstone Ltd. and its subsidiaries (collectively, the "Company" or "Caesarstone") develop, manufacture and market, high quality engineered quartz and other materials sold under the Company's premium Caesarstone brand. The Company's products are sold in over 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling markets and in the new buildings’ construction market. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

The Company has subsidiaries in Australia, Singapore, Canada, United Kingdom, Sweden, India and the United States which are engaged in the manufacturing, marketing and selling of the Company's products in different geographic areas.

The Company manufactures its quartz products in three manufacturing facilities located in Kibbutz Sdot-Yam in central Israel, Bar-Lev Industrial Park in northern Israel and Richmond-Hill, Georgia in the U.S. which operates under the Company’s subsidiary in the United States, Caesarstone Technologies USA, Inc. Following the acquisition of Lioli (see also b below) the Company also manufactures porcelain in its plant in India.

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

As of December 31, 2022 and 2021, the Company revaluated minority Put Option, in accordance with ASC 820 "Fair Value Measurements and Disclosures", at level 3, and based on it the non-controling interest fair value in Lioli amounted to $7,903 and to $7,869, respectively.

c.	Acquisition of Omicron Supplies, LLC:

On December 31, 2020, the Company, through its fully owned U.S. subsidiary, completed the acquisition of 100% of the shares of Omicron Supplies, LLC ("Omicron"), a stone supplier in the U.S., for a total net cash consideration of $18,830.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL (Cont.)

d.	Acquisition of Magrab Naturtsen AB:

On July 6, 2022, the Company completed the acquisition of 100% of the shares of Magrab Naturtsen AB ("Magrab"), a stone supplier in Sweden, for a total net consideration of approximately $3,109.

The consideration included a contingent consideration arrangement that requires the Company to pay up to approximately SEK 10,500 (approximately $1,000) of additional consideration to Magrab’s former shareholder to be paid in the first and second anniversary following the acquisition date. The fair value of the contingent consideration arrangement at the acquisition date was $875. The acquisition agreement included addtional contingent consideration in a form of an earn-out arrangement with Magrab’s former shareholder, that requires the Company to pay up to approximately SEK 4,000 (approximately $380) of additional amounts subject to reaching certain Revenues and EBITDA achievements during two years following the acquisition date. In order to receive the earn-out payments Magrab's former shareholder have to remain as a full-time employee of the Company at the expiry of the earn-out periods, and therefore this earn-out arrangement does not meet the cotingent consideration criteria under ASC805 "Business Combinations”.

The Magrab acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations”.

The following table summarizes the purchase price allocation of Magrab Acquisition at the acquisition date:

Components of Purchase Price:

Cash	$2,607
Contingent consideration	875
Less: Cash acquired	373
Net for allocation	3,109

Allocation of Purchase Price:

Net tangible assets (liabilities):
Trade receivables and other current assets, net	524
Property, plant and equipment, net	41
Inventories, net	1,233
ROU assets	446
Trade payables	(523)
Accrued expenses and other liabilities	(378)
Short-term lease liability	(22)
Long-term lease and other non-current liabilities	(424)
Total net tangible assets	897

Identifiable intangible assets:
Customer relationships (1)	1,789
Deferred tax liabilities	(369)
Total identifiable intangible assets acquired	1,420

Goodwill (2)	792

Total purchase price allocation	$3,109

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL (Cont.)

(1)
Customer relationships represent the underlying relationships and agreements with Magrab's customer base. In assessing the value of the Customer Relationships, the Company used an income approach method. The Customer Relationships’ economic useful life is estimated at approximately 8 years, amortized using the straight-line method.

(2)	The goodwill is primarily attributable to expected synergies resulting from the acquisition.

In 2022, the Company recognized $80 of aggregate acquisition-related costs that were expensed in the consolidated statement of income in general and administrative expenses.

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of income.

e.	Major suppliers:

In 2022, the Company acquired approximately 69% of its quartz consumption from Turkey, of which approximately 54% was supplied by Mikroman Madencilik San ve TIC.LTD.STI ("Mikroman"), constituting approximately 37% of Company's total quartz, and approximately 24% was supplied by Polat Maden Sanayi ve Ticaret A.Ş. (“Polat”), constituting approximately 16% of Company’s total quartz. If Mikroman or Polat cease supplying the Company with quartz or if the Company's supply of quartz generally from Turkey is adversely impacted, the Company's other suppliers may be unable to meet the Company's quartz requirements. In that case, the Company would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of the Company's products. As a result, the Company may experience a delay in manufacturing, which could materially and adversely impact the Company's results of operations.

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

The Company's revenues are generated in various currencies mainly in U.S. dollars (USD), Australian dollars (AUD) and Canadian dollars (CAD). In addition, most of the Company's costs are incurred in USD, NIS and EUR.

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

The Company assessed AFS debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge of credit loss expenses (income), net, on the consolidated statements of comprehensive income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders' equity. The Company did not record credit loss allowance on its marketable securities during the year ended December 31, 2022 and 2021.

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

As of December 31, 2022 and 2021, the notional amount of these forward contracts into which the Company entered was $41,699, and $17,089, respectively, and the unrealized income recorded in accumulated other comprehensive income, net, from the Company's currency forward NIS transactions was $333 and $297, respectively.

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

Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2022 and 2021, the notional amount of foreign exchange and styrene forward and option contracts into which the Company entered was $13,247 and $59,068, respectively. The foreign exchange and styrene forward and options contracts will expire at various times through 2022.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance sheet	Fair value of derivative instruments
		Year ended December 31,
		2022	2021
Derivative assets:

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	39	1,400
Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	333	297
Styrene forward contract	Other accounts receivable and prepaid expenses	-	204

Total		371	1,901

Derivative liabilities:

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Accrued expenses and other liabilities	(450)	-

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Accrued expenses and other liabilities	(62)	(329)
Styrene forward contract	Accrued expenses and other liabilities	(430)	-

Total		(942)	(329)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Gain (loss) recognized in other comprehensive income, net		Gain (loss) recognized in statements of income
	Year ended December 31,		Statements of income	Year ended December 31,
	2022	2021	Item	2022	2021
Derivatives designated as hedging instruments:

Foreign exchange forward contract	(709)	297	Cost of revenues and Operating expenses	(2,555)	(68)

Derivatives not designated as hedging instruments:
Foreign exchange forward and options contracts	-	-	Financial expenses, net	1,506	2,135
Styrene forward contracts	-	-	Financial expenses, net	520	2,192

Total	(709)	297		(529)	4,259

h.	Inventories:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Inventories (cont.):

The following table provides the details of the change in the Company's provision for inventory write-downs:

	December 31,
	2022	2021

Inventory provision, beginning of year	$16,789	$16,607
Increase in inventory provision	11,165	7,671
Write off	(6,216)	(7,489)

Inventory provision, end of year	$21,738	$16,789

i.	Property, plant and equipment, net:

1.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

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

The Company's evaluation of recoverability is performed at the lowest level of assets group to which identifiable cash flows are largely independent of the cash flows of other asset group. Recoverability of the asset group is measured by a comparison of the aggregate undiscounted future cash flows the asset group is expected to generate to the carrying amounts of the asset group. If such evaluation indicates that the carrying amount of the asset group is not recoverable, an impairment loss is calculated based on the excess of the carrying amount of the asset group over its fair value.

During the fourth quarter, the Company identified indicators for impairment, among others, global market conditions, slow down in demand resulting in lower production utilization in certain plants, increased inflation and higher interest rates. The Company identified four asset groups: Sdot Yam production facility, Bar Lev production facility, US production and distribution activity (without the products produced in the Israeli plants, Sdot-Yam and Bar Lev), and Lioli porcelain activity. The Company recorded an impairment charge for the excess of the book value over its fair value related to Sdot Yam production facility assets group, in the amount of $26,429. The impairment charge is presented in a separate line item in the Company's consolidated statements of income.

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

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently, if an event occurs or circumstances change that would indicate the carrying amount may be impaired. The Company operates as one reporting unit, and concluded that all of the Company's reporting units should be aggregated and deemed as a single reporting unit for the purpose of performing the goodwill impairment test in accordance with ASC 350-20-35-35, since they have similar economic characteristics.

The fair value of the reporting unit was estimated in accordance with ASC 820, "Fair Value Measurements". The Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital.

As of December 31, 2022, the company performed an impairment test of the goodwill in accordance with ASC350, and recognized a full impairment charge for its goodwill balances in the amount of $44,829. (see also Note 7).

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

The following table provides the details of the change in the Company's warranty accrual:

	2022	2021

January 1,	$2,680	$2,579

Charged to costs and expenses relating to new sales	1,461	1,559
Costs of product warranty claims	(1,923)	(1,538)
Foreign currency translation adjustments	283	80

December 31,	$2,501	$2,680

n.	Revenue recognition:

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

1.        Identify the contract with a customer:

A  contract is an agreement between two or more parties that creates enforceable rights and obligations. In evaluating the contract, the Company analyzes the customer’s intent and ability to pay the amount of promised consideration (credit risk) and considers the probability of collecting substantially all of the consideration. The Company determines whether collectability is probable on a customer-by-customer basis pursuant to various criteria including Company’s historical experience, credit insurance and other inputs.

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

5.        Recognize revenue when a performance obligation is satisfied:

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control transfers at a point in time, which affects when revenue is recorded. The majority of Company’s revenues deriving from sales of products which are recognized when control is transferred.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Income taxes (cont.):

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2022, 2021 and 2020 were $14,777, $15,307 and $14,457, respectively.

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

The Company's trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any substantial losses. In certain circumstances, the Company requires letters of credit or prepayments. An allowance for credit losses is provided with respect to specific receivables that the Company has determined to be doubtful of collection. For those receivables not specifically reviewed, provisions are recorded, based upon the age of the receivable, the collection history, current economic trends and management estimates of future economic conditions.

No customer represented 10% or more of the Company’s total accounts receivables, net as of December 31, 2022 and 2021.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides the detail of the change in the Company's allowance for credit loss:

	2022	2021

January 1,	$9,036	$6,783

Charges to expenses	2,141	2,437
Write offs	(1,144)	(121)
Foreign currency translation adjustments	(277)	(63)

December 31,	$9,756	$9,036

s.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $2,614 $2,539 and $2,292, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments:

In accordance with ASC 820, the Company measures the below assets and liabilities at fair value using the various valuation techniques. The assets and liabilities are classified within Level 1 for using quoted market prices, and Level 2 for alternative pricing sources and models utilizing market observable inputs, also using third party appraisers.

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2022 and 2021 by level within the fair value hierarchy:

	Fair Value	Fair value measurements as of December 31,
Description	Hierarchy	2022	2021

Measured at fair value on a recurring basis:

Assets:

Cash equivalents:
Money market mutual funds	Level 1	$27	$175

Short-term marketable securities:
Corporate bonds	Level 2	$7,077	$10,751
Governmental bonds	Level 2	$-	$477

Derivative assets	Level 2	$371	$1,901

Long-term marketable securities:
Corporate bonds	Level 2	$-	$8,647
Governmental bonds	Level 2	$-	$-

Liabilities:

Contingent Consideration	Level 2	$995	$-
Derivative liabilities	Level 2	$(942)	$(329)

Redeemable Non-Controlling Interest	Level 3	$7,903	$7,869

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t. Fair value of financial instruments: (cont.)

Measured at fair value on a nonrecurring basis:

(a) As of December 31, 2022, in accordance with Subtopic 360-10, long-lived assets held and used were written down to their fair value, resulting in an impairment charge of $26,429, related to Property Plant and Equipment included in Sdot Yam facility production, which was included in the consolidated statements of income for the period. As of December 31, 2021, there were no indicators for fair value measurement of the long-lived assets held or used.

(b) As of December 31, 2022, in accordance with Subtopic 350-20, goodwill was written down in an impairment charge of $44,829, which was included in the consolidated statements of income for the period. As of December 31, 2021, no impairment was identified.

The carrying amounts of financial instruments not measured at fair value, including cash and cash equivalents, trade receivables, other accounts receivables, trade payables, accrued expenses and other liabilities, short term loans and short term bank credit, approximate their fair value due to the short-term maturities of such instruments.

u.	Basic and diluted net income (loss) per share:

Basic net income (loss) per share ("Basic EPS") is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income (loss) per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. For the years ended December 31, 2022, 2021 and 2020 there were 0, 1,344,673 and 1,414,812 outstanding stock options, respectively, that were excluded from the computation of Diluted EPS, that would have had an anti dilutive effect if included.

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

The total accumulated other comprehensive income ("AOCI"), net of tax was comprised as follows:

	December 31,
	2022	2021

Accumulated loss on marketable securities	$(125)	$(40)
Accumulated income (loss) on derivative instruments	(412)	297
Accumulated foreign currency translation differences and other	(9,041)	(961)

Total accumulated other comprehensive loss, net	$(9,578)	$(704)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes the changes in AOCI, net of taxes for the year ended:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on marketable securities	Accumulated foreign currency translation differences and other	Total

Balance at January 1, 2021	-	13	1,070	1,083

Other comprehensive income (loss) before reclassifications	229	(53)	(2,031)	(1,855)
Amounts reclassified from AOCI	68	-	-	68

Net current period OCI	297	(53)	(2,031)	(1,787)

Balance at December 31, 2021	297	(40)	(961)	(704)

Other comprehensive income (loss) before reclassifications	(3,264)	(85)	(8,080)	(11,429)
Amounts reclassified from AOCI	2,555	-	-	2,555

Net current period OCI	(709)	(85)	(8,080)	(8,874)

Balance at December 31, 2022	(412)	(125)	(9,041)	(9,578)

The following table shows the amounts reclassified from AOCI into the Consolidated Statements of Income, and the associated financial statement line item, for 2022 and 2021:

	December 31,
	2022	2021
Affected line item in the consolidated statements of income

Cost of revenues	$1,921	$52
Research and development	68	2
Marketing and selling	249	6
General and administrative	317	8

Total loss	$2,555	$68

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

In 2022 and 2021, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

December 31,
	2022	2021

Dividend yield	0 - 3%	0 - 3%
Expected volatility	40-45.0%	45-48.0%
Risk-free interest rate	1-4.3%	1-1.5%
Expected life (in years)	4-5.5	4-5.5

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

For the vast majority of the options granted in 2022 and 2021, the dividend yield is zero, due to adjustment mechanism with respect to the exercise price upon payment of a dividend. For those options granted without adjustment mechanism, the dividend yield applied is 3%.

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

The following table provides a reconciliation of the redeemable non-controlling interest:

	Year ended December 31,
	2022	2021	2020

Beginning of the year	$7,869	$7,701	$-

Assuming the non controlling interest due to acquisition	-	-	7,269
Net income (loss) attributable to non-controlling interest	688	(1,077)	404
Adjustment to Put option value (*)	198	1,399	-
Foreign currency translation adjustments	(852)	(154)	28

Redeemable non-controlling interest - end of the year	$7,903	$7,869	$7,701

(*)	See also Note 1b.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Contingencies:

The Company is involved in various product liability, commercial, government investigations, environmental claims and other legal proceedings that arise from time to time in the course of business. The Company records accruals for these types of contingencies to the extent that the Company concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Company will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. The Company records anticipated recoveries under existing insurance contracts that are probable of occurring at the amount that is expected to be collected. Legal costs are expensed as incurred. For unasserted claims or assessments, the Company followed the accounting guidance in ASC 450Contingencies, in which the Company must first determine that the probability that an assertion will be made is likely, then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made.

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

Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from acquired customer relationship and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.  During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding adjustment to goodwill. Upon the finalization of the measurement period, any subsequent adjustments are recorded to earnings.

Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred. See also Note 1.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Impact of recently issued accounting standards:

Recently issued accounting standards and not yet adopted by the Company:

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

NOTE 3:-       MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities at December 31, 2022:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Accrued Interest	Fair value

Available-for-sale – matures within one year:
Corporate bonds	$7,164	$-	$126	$39	$7,077
Total	$7,164	$-	$126	$39	$7,077

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3: MARKETABLE SECURITIES  (Cont.)

The following is a summary of available-for-sale marketable securities at December 31, 2021:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Accrued Interest	Fair value

Available-for-sale – matures within one year:
Corporate bonds	$10,688	$2	$4	$65	$10,751
Governmental bonds	472	-	-	5	477
Total	$11,160	$2	$4	$70	$11,228

Available for-sale – matures after one year:
Corporate bonds	$8,642	$-	$38	$43	$8,647
Governmental bonds	-	-	-	-	-
Total	$8,642	$-	$38	$43	$8,647

Total	$19,802	$2	$42	$113	$19,875

As of December 31, 2022 and 2021 the Company didn’t record an allowance for credit losses for its AFS marketable debt securities.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2022	2021

Prepaid expenses	$6,313	$5,882
Government authorities	13,005	14,289
Advances to suppliers	3,439	5,541
Derivatives	371	1,901
Other receivables (*)	9,442	7,830

	$32,570	$35,443

(*) Including mainly insurance receivables, see also note 11.

NOTE 5:-	INVENTORIES

	December 31,
	2022	2021

Raw materials	$32,443	$35,896
Work-in-progress	4,058	2,948
Finished goods	201,731	165,881

	$238,232	$204,725

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:

Machinery and manufacturing equipment, net (1)	$334,156	$325,188
Office equipment and furniture	36,079	32,362
Motor vehicles	5,139	5,150
Buildings and leasehold improvements	129,679	142,868
Prepaid expenses related to operating lease (2)	939	939

	505,992	506,507
Accumulated depreciation and impairment:

Machinery and manufacturing equipment, net	230,063	207,365
Office equipment and furniture	24,491	21,278
Motor vehicles	3,832	3,664
Buildings and leasehold improvements	51,722	52,896
Prepaid expenses related to operating lease	163	154
Impairment of fixed assets (3)	26,429	-

	336,700	285,357

Depreciated cost	$169,292	$221,150

(1)	Presented net of investment grants received in the total amount of $7,693.

(2)
Until 2012, the Company leased land from the Israel Lands Administration ("ILA") for its Bar-Lev manufacturing facility. The lease term started on February 6, 2005. The lease is for an initial non-cancellable term of 49 years, with a renewal option of an additional 49 years.

(3)	Non cash pre-tax impairment charges (see also Note 2k).

Depreciation expense were $33,813, $32,394 and $28,829 for the years ended December 31, 2022, 2021 and 2020, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-	GOODWILL AND INTANGIBLES

a.        Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021 are as follows:

Balance as of January 1, 2021	$47,472
Foreign currency translation adjustments	(1,672)

Balance as of December 31, 2021	45,800
Acquired through business combination (*)	792
Goodwill Impairment (**)	(44,829)
Foreign currency translation adjustments	(1,763)

Balance as of December 31, 2022	$-

(*) Resulting from Magrab acquisition, see also Notes 1(d).

(**) The Company performs its annual testing of goodwill in the fourth quarter of each year in accordance with ASC 350 (see also Note 2l). During the fourth quarter of 2022, completed an impairment test of its reporting unit and  following factors such as a decrease in the Company's market value, lower then expected projected future cash flows and higher interest rates, the Company recorded a pre-tax, non-cash goodwill impairment charge in the amount of $44,829.

b.        Intangible assets:

	December 31,
	2022	2021
Original amounts:
Customer relationships (*)	$13,983	$12,193
Accumulated amortization:
Customer relationships	(5,067)	(2,537)
Foreign currency translation adjustment	(99)	(29)

Total intangibles assets	$8,817	$9,627

(*)	In 2022, includes $1,789 Acquired through business combination of Magrab.
(1)	Amortization expense amounted to $2,531 and $2,435 for the years ended December 31, 2022 and 2021, respectively.
(2)	Estimated amortization expenses for the following years as of December 31, 2022:

2023	$2,662
2024	2,662
2025	2,427
2026	224
2027 and on	842

$8,817

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOAN

Short-term bank credit and loans are classified as follows:

		Weighted average interest
		December 31,		December 31,
	Currency	2022	2021	2022	2021
		%

Short-term bank credit (*)	USD	6.3	-	$21,183	$-
Short-term bank credit (**)	INR	7.6	11.4	$2,674	$3,034
Current maturities of Long- term bank loan and other (**)	INR	7.6	11.4	$2,278	$9,489
Total				$26,135	$12,523

As of December 31, 2022 and 2021, the Company had short-term and revolving credit lines of approximately $53,113 and $18,860 (out of which $26,135 and $12,523, respectively, were utilized and outstanding, and presented in the table above), respectively, from various banks in Israel and India. The Company's current credit lines, if not extended, will expire through 2023.

(*) Credit line in Israel - assumed during 2022 from Bank Leumi. The credit line agreement contains customary covenants mainly related to Debt to EBITDA ratio and to Tangible assets ratio. As of December 31, 2022 the Company is in compliance with the covenants under the credit line agreement.

(**) Credit line and bank loan in Lioli - As of December 31, 2021 Lioli’s bank loan was presented as short term loan since it was not in compliance with the covenants under its loan agreement . During 2022, Lioli engaged with a new bank and signed a new loan agreement. The new loan agreement with the bank includes customary covenants. The financial covenants under the new agreement requires Lioli to maintain 700 million INR of own capital contribution. The new loan Agreement also includes certain customary negative covenants that require Lioli to refrain from certain actions unless bank’s consent obtained. As of December 31, 2022 Lioli is in compliance with the covenants under its new loan agreement, and therefore the Company presented such loan amount in  current maturitites and long term loan based on loan repayment schedule. (see also Note 15).

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2022	2021

Employees and payroll accruals	$13,029	$17,676
Accrued expenses	12,003	10,508
Advances from customers	1,998	2,690
Taxes payable	4,892	6,013
Warranty provision	1,239	1,400
Derivatives	942	329
Sales return provision	604	2,315
Operating lease liability short-term	22,741	22,772
Contingent consideration liability and other	1,329	831

	$58,777	$64,534

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	LEASES

As of December 31, 2022, the Company had operating lease agreements for facilities and vehicles in the United States, Canada, Australia, United Kingdom, European Union, Israel, India, Sweden and Singapore. The Company’s leases have remaining lease terms of up to 14 years, some of which include options to extend the leases for up to five years. Such options are included in the lease term when it is reasonably certain that the option will be exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet, the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes. The Company uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. During 2021, the Company's lease fees related to the Land Use Agreement with the Kibbutz were amended. The amendment included an increase in the lease fees and was not accounted for as a new lease. As a result of the amendment, the operating lease right of use asset and liability increased by approximately $35.6 million. See also note 14c.

a.	The following table summarizes the Company’s lease-related assets and liabilities recorded on the consolidated balance sheet:

	Classification	December 31, 2022	December 31, 2021
Assets:

Operating lease assets	Operating lease right-of-use assets	$144,098	$154,652

Total lease assets		$144,098	$154,652

Liabilities:

Current lease liabilities	Accrued expenses and other liabilities	22,741	22,772
Long-term lease liabilities	Long-term operating lease liabilities	124,353	143,324

Total lease liabilities		$147,094	$166,096

Lease term and discount rate:

	December 31, 2022	December 31, 2021

Weighted-average remaining lease term — operating leases	7.92 years	8.82 years
Weighted-average discount rate — operating leases	2.47%	2.12%

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-   LEASES (CONT.)

b.	The components of operating lease cost for the year ended December 31, 2022 were as follows:

	December 31, 2022	December 31, 2021
Operating lease cost:

Operating lease expense	$27,583	$25,083
Variable lease expense	1,940	2,985
Short-term lease expense	183	20
Sublease income	(999)	(819)

Total operating lease cost	$28,707	$27,269

c.	The maturity of the Company’s operating lease liabilities for contracts with lease term greater than one year as of December 31, 2022 are as follows:

December 31,

2023	$25,561
2024	23,111
2025	20,285
2026	18,826
2027	16,048
2028 and thereafter	57,237

Total future lease payments (1)	161,068
Less imputed interest	(13,974)

Total	$147,094

(1)	Total lease payments have not been reduced by sublease rental payments of approximately $496 due in the future under non-cancelable subleases.

d.	For additional information regarding lease transactions between related parties, refer to Note 14.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-   LEASES (CONT.)

e.	The following table presents supplemental cash flow information related to the lease costs for operating leases:

	December 31, 2022	December 31, 2021
Cash paid for amounts included in measurement of lease liabilities:

Operating cash flows for operating leases	$26,003	$24,051

Right-of-use assets obtained in exchange for new operating lease liabilities:

Operating leases	$18,569	$57,342

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

Claim by former South African distributor

In December 2007, the Company terminated its agency agreement with its former South African agent, World of Marble and Granite (“WOMAG”), on the basis that WOMAG had breached the agreement. During the years the Company and WOMAG filed counter claims in the court of South Africa and in Israel.

Following negotiations held during 2020 between the parties, on January 15, 2021, the Company paid WOMAG an amount of approximately EUR 7.2 million ($8,900) as part of the settlement for the majority of WOMAG’s claim for breach of contract. The remaining minimal disputed amounts were settled during 2022.

Bodily injury claims related to exposure to silica dust:

Overview:

The Company is subject to numerous claims mainly by fabricators, their employees or National Insurance Institute (the Israeli insurance institute  -"NII" or Australian states workers compensation regulators), alleging that fabricators contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting Company's products.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Individual claims in Israel

As of December 31, 2022, the Company is subject to 163 pending bodily injury claims (out of which 162 are individual claims and NII subrogation or related future probable claims, and one claim recognized as a class action) that have been submitted in Israel since 2008 against the Company directly, or that have named the Company as third-party defendant by fabricators or their employees in Israel, by the injurer's successors, by the NII or by others.

As of December 31, 2022, the Company has 9 pending pre-litigation demand letters on behalf of certain fabricators in Israel.

Most of the claims in Israel do not specify a total amount of damages sought, as the plaintiff’s future damages are intended to be determined at trial.

In November 2015 and in May 2017, the Company entered into agreements with the State of Israel and with its main distributors in Israel, respectively, with the consent of its insurance carriers, under which the Company agreed with the State and each of its main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period (NII claims are excluded from the Company’s agreement with the State) and on the apportionments of the total liability between the Company , the State, and the distributors, if found, in such claims. During January 2020, the State of Israel approved an additional 5 year extension to its agreement with the company.

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

On January 4, 2018, the Company and the plaintiff submitted to the Israeli District Court a settlement agreement, which was approved in July 2021. The claim was dismissed and during 2022, the Company paid without any admission of liability, an aggregate amount of NIS 9.0 million (approximately $2,557) to fund certain safety related expenses at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses. The above mentioned fund will be fully utilized during fiscal year 2023.

During 2021 the Company received refund of NIS 7.0 million (approximately $2,100) from its insurance carrier which was recorded as a reduction of legal settlements expenses.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Individual claims in Australia:

As of December 31, 2022, Company’s subsidiary in Australia is subject to 58 pending bodily injury claims that have been submitted in Australia since 2018 against it directly, or that have named the Company as third-party defendant by fabricators in Australia.

Commencing 2021, the Company reassessed the expected outcome of the individual product liability claims in Australia following Company's and its insurance carrier consent for several settlements. Based on this development and also based on its legal advisors’, contingent losses related to the product liability individual claims are probable, and pursuant to ASC 450, an accrual has been recorded for the loss contingencies related to such claims.

Summary of the claims mentioned:

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

Accordingly, the reserve for all the above mentioned bodily injury claims (including class action) as of December 31, 2022 and 2021 totaled to $35,980 and $42,940 respectively, of which $16,408 and $22,081 is reported in short term legal settlements and loss contingencies and $19,572 and $20,859 is reported in long-term liabilities. The Company currently cannot estimate the number of claimants that may file claims in the future or the nature of their claims in order to conclude probability or the range of loss.

The Company updated its provision in 2022, 2021 and 2020 to reflect the outstanding claims in the below table, and provided a provision also for related NII unasserted claims, based on its legal advisors’ and according to ASC 450, taking into consideration new claims filed, settlements reached and other new information available.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A summary of bodily injury claims for which the Company provided provision is as follows:

	Year ended December 31,
	2022	2021	2020
Outstanding claims, January 1,	203	173	156

New claims	87	73	38
Settled and dismissed claims	(69)	(43)	(21)

Outstanding claims, December 31 (*)	221	203	173

(*) As of December 31, 2022, not including 8 pending claims filed against the Company in the United States which are at an early stage.
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

As of December 31, 2022, the Company has regional product liability insurance policies, other than in Israel and Australia. Specifically, in the United States and Canada, local policy covers up to $20 mililion and CAD 20 million respectively, per claim or per year, subject to certain terms and limitations, with relatively low deductibles.

The collectability of the Company's insurance receivables is regularly evaluated, and the amounts recorded are probable of collection. This conclusion is based on analysis of the terms of the underlying insurance policies, experience in successfully recovering individual product liability claims from Company's insurers, the insurance carrier was party to the agreement with the State of Israel and the financial ability of the insurance carriers to pay the claims and the relevant facts and applicable law.

As of December 31, 2022, and 2021, the insurance receivable totaled to $7,306 and $6,748, respectively, of which $7,306 and $6,299 is reported in the other accounts receivable and prepaid expenses and $0 and $449 is in other long-term receivables.

In 2022 and 2021, the legal settlements and loss contingencies expenses related to the bodily injury claims related to exposure to silica dust totaled to $597 and $3,417, respectively, which reflects the deductible amounts for claims covered by insurance policies, claims not covered and the impact of settlements including the related legal costs.

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

The Company's significant contractual obligations and commitments as of December 31, 2022, are for purchase obligations to certain suppliers and amounted to $12,961 for the fiscal year 2023.

c.	Pledges and guarantees:

1.
As of December 31, 2022, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $13,293 related to facilities, machinery and equipment, and other miscellaneous guarantees.

2.	See also note 15.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate:

The corporate tax rate in Israel was 23% in 2022 and 2021, and 2020.

2.	Foreign Exchange Regulations:

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

The tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 25% as of December 31, 2022). Under the Encouragement Law, tax-exempt income generated under the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law.

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

The Company distributed dividends during November 2021 and during  September 2022, both was partially attributed to the above amendment.

Of the Company's retained earnings as of December 31, 2022, approximately $21,768 is tax-exempt earnings attributable to its Approved Enterprise.

As of December 31, 2022, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $5,442.

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

The Company did not apply to such order.

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
Company incorporated in England – 19% tax rate (from 2023 – 25%).
Company incorporated in India – 30% tax rate.
Company incorporated in Sweden – 20.6% tax rate.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:
	December 31,
	2022	2021
Deferred tax assets:

Goodwill and Intangible assets	$253	$291
Other temporary differences (1)	10,763	13,307
Temporary differences related to inventory (2)	8,150	6,909
Carryforward losses, deductions and credits (3)	4,569	1,584
Less-valuation allowance	(1,796)	(717)

Total deferred tax assets	21,939	21,374

Deferred tax liabilities:

Property and equipment	(5,846)	(10,507)
Intangible Assets	(1,687)	(2,006)
Other temporary differences	(2,443)	(2,973)

Total deferred tax liabilities	(9,976)	(15,486)

Deferred tax assets, net	$11,963	$5,888
(1)	Deriving mainly from provision for labor related, provision for loss contingencies and lease accounting in accordance with ASC842.

(2)	Deriving mainly from the provision for slow moving inventory and IRS section 263(a).

(3)

Certain subsidiaries have tax loss carry-forwards totaling approximately $30,964 which can be carried forward and offset against taxable income, these carry-forward tax losses have no expiration date. In addition to the above, the Company carried back its 2020 U.S. subsidiaries losses in accordance with the CARES act.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)
d.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2022	2021	2020

Income (loss) before taxes on income	$(55,608)	$19,839	$12,322

Statutory tax rate in Israel	23%	23%	23%

Income (loss) taxes at statutory rate	$(12,790)	$4,563	$2,834

Increase (decrease) in tax expenses resulting from:

Tax benefit arising from reduced rate as an "Preferred Enterprise"	2,622	(1,245)	(120)
Non-deductible expenses, net	10,745	1,039	1,764
Decrease in taxes from prior years, also related to settlement with tax authorities	(735)	(1,502)	(868)
Tax adjustment in respect of foreign subsidiaries' different tax rates	(239)	(650)	(251)
Uncertain tax position	-	110	1,659
Changes in valuation allowance	1,079	(385)	(280)
Others	76	20	(38)

Income tax expense	$758	$1,950	$4,700

Effective tax rate	(1)%	10%	38%

Per share amounts (basic and diluted) of the tax benefit resulting from an "Preferred Enterprise"	$0.12	$(0.04)	$(0.00)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)
e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic	$(18,671)	$19,539	$12,859
Foreign	(36,937)	300	(537)

	$(55,608)	$19,839	$12,322

f.	Tax expenses on income are comprised as follows:

	Year ended December 31,
	2022	2021	2020

Current taxes	$6,832	$6,423	$5,597
Deferred taxes	(6,074)	(4,473)	(897)

	$758	$1,950	$4,700

Domestic	$436	$1,190	$3,886
Foreign	322	760	814

	$758	$1,950	$4,700

g.	Tax assessments:

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2022:

Israel 2019 – present
Australia 2017 - present
Canada 2017 - present
United States 2018 - present
Singapore 2017 - present
England 2018 – present
India 2021 - present
Sweden 2021 - present

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)
h.	Uncertain tax positions:

The balances at December 31, 2022 and 2021 include a liability for unrecognized tax benefits of $2,891 and $3,773, respectively, for tax positions which are uncertain of being sustained.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2020	$4,913

Increase in tax positions for current year	1,659
Addition of tax position of prior years	118
Decrease in tax position resulting from settlement	(3,027)

Gross tax liabilities at December 31, 2020	3,663

Increase in tax positions for current year	110

Gross tax liabilities at December 31, 2021	3,773

Release of tax position of prior years	(882)

Gross tax liabilities at December 31, 2022	$2,891

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2022 and 2021:

	Authorized		Outstanding
	December 31,		December 31,
	2022	2021	2022	2021
	Number of shares

Ordinary shares of NIS 0.04 par value each	$200,000,000	$200,000,000	$34,507,303	$34,473,070

b.	Ordinary shares:

Ordinary shares confer on their holders voting rights and the right to receive dividends.

c.	Dividends:

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

Pursuant to the above policy the Company paid a total amount of $8,625 and $10,681 in 2022 and 2021, respectively, of dividend mostly out of its non-tax exempt profit under the beneficiary enterprise (see also note 12).

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

As of December 31, 2022, there were 1,621,037 options and restricted stock units (RSUs) outstanding under the Plans and 2,029,913 shares available or reserved for future issuance under the plan.

As of December 31, 2022, there was $2,173 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over a weighted-average period of 2.8 years.

The following is a summary of activities relating to the Company’s stock options granted to employees under the Company’s plan during the year ended December 31, 2022:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	1,600,575	16.87	47
Granted	233,100	10.27
Exercised	-	-
Forfeited	(287,525)	21.74

Outstanding - end of the year	1,546,150	14.58	-

Options exercisable at the end of the year	839,013	16.94	-

Vested and expected to vest	839,013	16.94	-

The weighted average fair value of options granted during 2022, 2021 and 2020 was $3.8, $5.2 and $4.9 per option. The weighted average fair value of options vested during 2022, 2021 and 2020 was $12.30, $14.07 and $8.32 per option. The intrinsic value of options exercised during 2022, 2021 and 2020 was $0, $0 and $0.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)
The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal year 2022 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2022. This amount changes based on the fair market value of the Company’s ordinary shares.

The following is a summary of activities relating to the Company’s RSUs granted to employees under the Plan during the year ended December 31, 2022:

	Number of RSUs	Weighted average fair value	Aggregate intrinsic value

Outstanding - end of the year	83,228	13.92	940
Granted	34,965	9.25
Exercised	(34,298)	14.79
Forfeited	(9,008)	5.38

Outstanding - end of the year	74,887	12.17	428

RSUs exercisable at the end of the year	-	-	-

Vested and expected to vest	74,887	12.17	428

The awards outstanding as of December 31, 2022 have been separated into ranges of exercise price, as follows:

	Awards outstanding			Awards exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.01 (RSUs)	74,887	5.75	$0.01	-	-	$-
$6.9-9.5	200,100	6.49	$8.59	4,000	4.35	$9.48
$10.2-19.7	1,180,050	4.03	$13.59	669,013	3.41	$14.04
$20.3-30.2	128,000	1.59	$26.98	128,000	1.59	$26.98
$31.5-41.5	38,000	0.23	$34.95	38,000	0.23	$34.95

	1,621,037			839,013

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)
Compensation expenses related to options and RSUs granted were recorded in the consolidated statements of operations, as follows:

	December 31,
	2022	2021

Cost of revenues	$315	$321
Research and development expenses	69	89
Marketing and selling expenses	201	269
General and administrative expenses	917	1,167

Total	$1,502	$1,846

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN

The Company's controlling shareholder, Kibbutz Sdot-Yam (the “Kibbutz"), has an ownership interest in the Company of approximately 30.3%, as of December 31, 2022.

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

As of December 31, 2022 the Kibbutz and Tene beneficially own 14,029,494 ordinary shares (or approximately 40.7% of the outstanding).

The Company is party to a series of agreements with the Kibbutz that govern different aspects of the Company's relationship and are described below.

a.	Manpower agreement with the Kibbutz:

On July 2011, the Company entered into a manpower agreement with Kibbutz Sdot-Yam such was automatically renewed during 2022 for additional one year term, and will be automatically renewed again, unless one of the parties gives six months’ prior notice, for additional one-year periods.

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

Manpower service fees paid were $1,768, $1,803 and $2,106 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The Company's net service fees paid to the Kibbutz pursuant to the Original and Amended Services Agreements were $1,334, $1,468 and $1,315 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Under the agreement, Kibbutz Sdot-Yam committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to Company’s plans, (iii) build a warehouse according Company’s plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The finance of the building of the warehouse will be made through a loan that will be granted by the Company to Kibbutz Sdot-Yam, in the amount of the total cost related to the building of the warehouse and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 1.4% a year. On November 30, 2015 the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to the Company. As of December 31, 2022, the construction of the warehouse has not started yet.

The Company's payments pursuant to the land use agreement totaled $5,684, $5,305 and $4,690 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The financing liability of land from a related party was matured in August 31, 2022.

The balance at December 31, 2022 and 2021, includes $0 and $102 of deferred tax assets on the Company liability and a $0 and $680 deferred tax liability on the buildings depreciation during the next years due to temporary differences between the carrying amounts of the property and the liability for financial reporting purposes and the amounts used for income tax purposes.

The Company's payments pursuant to the land purchase agreement and leaseback totaled $2,479, $2,360 and $1,244 for the years ended December 31, 2022, 2021 and 2020, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES AND OTHER LOAN (Cont.)
e.	Details on transactions and balances with related parties and other loan:

1.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz). The following table summarizes such transactions:

	Year ended December 31,
	2022	2021	2020

Cost of revenues	$8,870	$8,157	$7,200

Research and development	$574	$547	$406

Selling and marketing	$730	$723	$638

General and administrative	$951	$873	$913

Finance expenses, net	$(392)	$106	$491

2.	Balances with related party and other loan:

	December 31,
	2022	2021

Financing liability of land from related party- current maturities, and other related party balances (1)	$283	$2,276

Long-term financing liability of land from a related party (1)	$-	$5,693

Other loans (2)	$483	$547

1.
Mainly reflects a financing leaseback of $10,900 related to Bar-Lev transaction from September 2012, that was granted to the Company by Kibbutz Sdot-Yam. The term of the leaseback was 10 years, ended on August 2022, and therefore is not part of the balance at year end.

2.	During 2021, subject to certain conditions and regulatory approvals met by Lioli, the Company assumed 55% of the shareholders loan in Lioli.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	LONG-TERM BANK LOAN

a.
As part of the Lioli’s acquisition in 2020, the Company assumed also a bank loan from commercial banks in India. As of December 31, 2021, the loan was presented under Short-term bank credit due to certain unmet covenents with the bank of India (see also Note 8).

b.
During 2022, lioli refinanced its old loan and signed on a new loan agreement with HDFC Bank. The new loan is denominated in Indian rupee and as of Dec 31, 2022 the new loan carries interest rate of 7.4% (MCLR+0.20%). The long-term loan repayable in equal monthly installment till September 2025 and outstanding balance as of December 31, 2022 is $4,340.

c.
The new loan is secured by creating charge on Lioli’s land, building and plant and machineries and current assets including stock, receivables and other current assets. The Company has also provided the stand by letter of credit as a security.

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

The following table presents total revenues for the years ended December 31, 2022, 2021 and 2020, respectively:

	Year ended December 31,
	2022	2021	2020

USA	$342,293	$305,353	$207,496
Canada	93,377	84,467	72,492
Latin America	4,481	4,702	2,149
Australia	116,284	118,714	103,587
Asia	34,607	30,390	14,566
EMEA	63,320	60,836	45,201
Israel	36,444	39,430	40,921

	$690,806	$643,892	$486,412

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)
No customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2022, 2021 and 2020.

b.	The following table presents total long-lived assets as of December 31, 2022 and 2021:

	December 31,
	2022	2021

USA	$149,173	$156,998
Canada	3,292	4,413
Australia	10,337	13,143
Asia	24,353	28,453
EMEA	8,488	7,626
Israel	126,564	174,796

	$322,207	$385,429
NOTE 17:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.	Finance (income) expense, net:

	Year ended December 31,
	2022	2021	2020
Finance expenses:

Interest in respect credit cards and bank fees	$5,380	$4,702	$3,254
Interest in respect of loans	346	2,035	1,053
Amortization/accretion of premium/discount on marketable securities	237	200	161
Realized gain/loss from marketable securities, net	-	134	11
Changes in derivatives fair value	1,509	-	3,427
Foreign exchange transactions losses	3,818	6,023	7,128

	11,290	13,094	15,034
Finance income:

Interest in respect of cash and cash equivalent and short-term bank deposits	20	147	657
Changes in derivatives fair value	-	4,950	-
Interest income from marketable securities	287	407	213
Foreign exchange transactions gains	14,062	-	3,965

	14,369	5,504	4,835

Finance expenses (income), net	$(3,079)	$7,590	$10,199

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (CONT)
b.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Year ended December 31,
	2022	2021	2020

Net income (loss) attributable to controlling interest, as reported	$(57,054)	$18,966	$7,218
Adjustment to redemption value of non-controlling interest	(198)	(1,399)	-

Numerator for basic and diluted net income (loss) per share	$(57,252)	$17,567	$7,218

Denominator:

	Year ended December 31,
	2022	2021	2020

Denominator for basic income (loss) per share	34,488	34,462	34,419
Effect of dilutive stock based awards	-	108	55

Denominator for diluted income (loss) per share	34,488	34,570	34,474

Earnings per share:

Basic and diluted earnings (loss) per share	$(1.66)	$0.51	$0.21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Caesarstone Australia Pty Ltd

Opinion on the financial statements
We have audited the accompanying balance sheets of Caesarstone Australia Pty Ltd  (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”) (not included herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 15, 2023 expressed an unqualified opinion.

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

Impairment of Goodwill
In accordance with ASC 350 Intangibles – Goodwill and Other, goodwill is allocated to the Company’s reporting units. Caesarstone Australia is considered its own reporting unit with AUD $22.245 million goodwill allocated prior to assessment of impairment. For each reporting unit to which goodwill has been allocated, the Company is required to assess the impairment of goodwill annually. Management assessed the fair value of the Australian company as a reporting unit, and determined an impairment loss of AUD $22.245 million. We identified the impairment of goodwill as a critical audit matter.

The principal considerations for our determination that impairment of goodwill is a critical audit matter are the level of management judgement and estimation uncertainty involved in the valuation of the fair value of the reporting unit.

Our audit procedures related to the impairment of goodwill included the following, among others:
•	Obtaining an understanding, evaluating the design and operating effectiveness of the controls around the goodwill impairment process;
•	Assessing the reasonableness of management’s determination of the reporting unit and the allocation of goodwill;
•	Assessing management’s impairment model for compliance with ASC 350 and ASC 820;
•	Obtaining an understanding of the significant inputs and assumptions in management’s model, and assessing for reasonableness including:
o	Reviewing the key inputs of the model and corroborating key assumptions against supporting documentation;

o	Assessing the appropriateness of revenue growth assumptions in management’s forecast of cash flows in the current operating environment;
o	Engaging our internal valuation specialists to assess the appropriateness of the impairment model as a fair value approach consistent with ASC 820;
o	Engaging our internal valuation specialists to develop a range of independent estimates of the discount rate and comparing those to the discount rate selected by management;
o	Performing sensitivity analysis on the significant inputs and assumptions made by management in preparing the valuation model; and
•	Assessing the adequacy of disclosures in the financial report.

Bodily injury claims related to exposure to silica dust
Caesarstone Australia is facing a growing number of legal claims under workers’ compensation for bodily injury claims related to exposure to silica dust. Caesarstone Australia also have insurance which is expected to cover some of the costs of settling claims. In accordance with ASC 450-20 Loss Contingencies, a loss must be recognised when the loss is reasonably estimable. We identified the liability for bodily injury claims as a critical audit matter.

The principal considerations for our determination that the liability for bodily injury claims is a critical audit matter are the significant judgements and estimates involved in determining the loss liability to be recognized, including estimating the settlement amounts, claim amounts and expected portions payable by Caesarstone Australia.

Our audit procedures related to the bodily injury claims related to exposure to silica dust included the following, among others:
•	Obtaining an understanding, evaluating the design and operating effectiveness of the controls around the recognition and measurement of the liability;
•	Inquiring directly with all the Company’s attorneys utilized throughout the year;
•	Obtaining an understanding of the significant inputs and assumptions in management’s estimate of the liability and assessing for reasonableness including:
o	Inquiring with the Company’s attorneys and management regarding the status of open legal claims, relevant claim amounts, and other key assumptions and judgements;
o	Assessing the reasonableness of assumptions by reference to historical settlement amounts;
o	Recalculating the estimated claim liability; and
•	Assessing the adequacy of disclosures in the financial report.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2008.

Melbourne, Australia
March 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Caesarstone Australia Pty Ltd

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Caesarstone Australia Pty Ltd (the “Company”) as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2022, and our report dated March 15, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
March 15, 2023