Form 20-F
period 2023-12-31
Caesarstone Ltd.
filed 2024-03-06
CIK 1504379

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report.

Commission File Number 001-35464

CAESARSTONE LTD.
(Exact name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

Kibbutz Sdot-Yam
 MP Menashe, 3780400
 Israel
(Address of principal executive offices)

Yosef (Yos) Shiran
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 34,532,452 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2023 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.627, the representative exchange rate published by the Bank of Israel as of December 29, 2023.

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

Unless otherwise noted in this annual report, Freedonia Custom Research, a division of MarketResearch.com, Inc.  (“Freedonia”) is the source for third-party industry data and forecasts. The Freedonia report, dated March 8, 2023 (“Freedonia Report”), represents data, research opinion or viewpoints developed independently by Freedonia and does not constitute a specific guide to action. In preparing the report, Freedonia used various sources, including publicly available third-party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products, and government and trade associations. Growth rates in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions and forecasts expressed in the Freedonia Report are subject to change by Freedonia without notice. Management believes this third-party report to be reputable, but has not independently verified the underlying data sources, methodologies, or assumptions. The report and other publications referenced are generally available to the public and were not commissioned by the Company.

Special Note Regarding Forward-Looking Statements and Risk Factor Summary

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements may be found in several sections of this annual report, including, but not limited to “ITEM 3: Key Information—Risk Factors,” “ITEM 4: Information on the Company,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company considerations.” Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, including those described in “ITEM 3.D. Key Information—Risk Factors.” Important factors that could affect our actual results and cause them to differ materially from those expressed in forward-looking statements include, but are not limited to, the items in the following list, which also summarizes some of our principal risks.

•	Downturns in the home renovation, remodeling and residential construction sectors or the economy generally;

•	Adverse global conditions, including macroeconomic and geopolitical uncertainty, may negatively impact our financial results;

•
The outcome of litigations including those regarding silicosis, other bodily injury claims or other legal proceedings in which we are involved, and our ability to use our insurance policy to cover damages;

•
Laws and regulations relating to our production operations, or to hazards associated with crystalline silica containing surfaces, changes to such laws and regulations and their impact on us or on our value chain may adversely and materially affect our business;

•	Our ability to effectively manage changes to our production and supply chain and effectively collaborate with production business partners (“PBP”) suppliers;

•
Changes in the availability, prices, or suppliers of our raw materials, as well as constraints in the global supply, prices, and availability of transportation for raw materials, finished goods, and other essential products, can significantly impact our operations;

•	Our success in further expanding our product offering includes the introduction of new products and materials, along with exploring new applications;

•	Disruptions to our information technology systems globally, including by deliberate cyber-attacks;

•	Fluctuations in currency exchange rates, and we may not have adequately hedged against them;

•	Competitive pressures from other manufacturers of engineered stone and other surface materials as well as increased competition from lower-priced alternatives;

•	Our ability to maintain our relationships with our large retailers in North America;

•	Risks associated with changes in global trade policies or the imposition of tariffs;

•
Our ability to successfully consummate business combinations or acquisitions and our success in integrating previously consummated acquisitions, such as Lioli Ceramica private limited (“Lioli”) and omicron granite and tile (“omicron”), into our operations;

•	Our ability to protect our brand, technology and intellectual property;

•	The impacts of conditions in Israel, such as military conflict (including Israel’s current war with Hamas in the Gaza strip), political developments, negative economic conditions or labor unrest;

•	Disturbances to our operations, the operations of our equipment and raw material suppliers, distributors, customers, consumers or other third parties;

•	Impacts on revenue from sales disruptions in our geographic concentrations or key markets;

•
Our tax position, including meeting certain conditions required to receive certain tax benefits, our exposure to U.S. Tax liabilities and related consequences under the U.S. Internal Revenue Code, and the continued availability of certain tax benefits granted by the Israeli government;

•	Our ability to execute our strategy to expand sales in certain markets;

•	Our reliance on third-party distributors, re-sellers, and a limited number of large retailers;

•	Our ability to effectively manage our inventory and successfully pursue a wider product offering;

•	Quarterly fluctuations in our results of operations as a result of seasonal factors and building construction cycles;

•	The failure to meet or achieve our ESG goals, expectations or standards that could adversely affect our business, results of operations, financial condition, or stock price;

•	Our ability to retain our senior management team and other skilled and experienced personnel;

•	Our ability to manage or resolve conflicts of interest arising from employee affiliations with kibbutz Sdot-Yam (the “Kibbutz”) and with Tene investment in projects 2016 limited partnership (“Tene”);

•	The effect of the share ownership by the Kibbutz and Tene;

•	The effects of enforcements against us, our officers and directors in the U.S.;

•	Coverage by equity research analysts, publicly announced financial guidance, investor perceptions and our ability to meet other expectations (such as environmental social and governance);

•	Differences in the governance of shareholders’ rights under Israeli law;

•	The amount and timing of our dividend payments;

•	Price volatility of, and effects of future sales on, our ordinary shares;

•	Our ability to raise funds to finance our current and future capital needs;

•	Our ability to pass rising costs to our customers;

•	The impact of global pandemics, such as covid-19 on global economy and our business and results of operations;

•	Our status as a foreign private issuer and related exemptions with respect thereto; and

•	Our expectations regarding regulatory matters applicable to us.

The preceding list is not intended to be an exhaustive list of all our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, including those described in “ITEM 3.D. Key Information—Risk Factors.”

You should not put undue reliance on any forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements because of various factors described in this annual report, including factors beyond our ability to control or predict. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any forward-looking statement made in this annual report speaks only as of the date hereof. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to confirm these statements to actual results or to changes in our expectations.

TABLE OF CONTENTS

PART I		1
ITEM 1:	Identity of Directors, Senior Management and Advisers	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
A.	[Reserved]	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4:	Information on the Company	32
A.	History and Development of the Company	33
B.	Business Overview	44
C.	Organizational Structure	44
D.	Property, Plants and Equipment	45
ITEM 4A:	Unresolved Staff Comments	46
ITEM 5:	Operating and Financial Review and Prospects	47
A.	Operating Results	47
B.	Liquidity and Capital Resources	55
C.	Research and Development, Patents and Licenses	57
D.	Trend Information	58
E.	Critical Accounting Estimates	58
ITEM 6:	Directors, Senior Management and Employees	63
A.	Directors and Senior Management	63
B.	Compensation	67
C.	Board Practices	71
ITEM 7:	Major Shareholders and Related Party Transactions	85
A.	Major Shareholders	85
B.	Related Party Transactions	87
C.	Interests of Experts and Counsel	92
ITEM 8:	Financial Information	93
A.	Consolidated Financial Statements and Other Financial Information	93
B.	Significant Changes	94
ITEM 9:	The Offer and Listing	95
A.	Offer and Listing Details	95
B.	Plan of Distribution	95
C.	Markets	95
D.	Selling Shareholders	95
E.	Dilution	95
F.	Expenses of the Issue	95
ITEM 10:	Additional Information	95
A.	Share Capital	95
B.	Memorandum and Articles of Association	95
C.	Material Contracts	95
D.	Exchange Controls	96
E.	Taxation	96
F.	Dividends and Paying Agents	105
G.	Statements by Experts	105
H.	Documents on Display	105
I.	Subsidiary Information	105
J.	Annual Report to Security Holders	105

(i)

(ii)

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (the “SEC”). Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline, and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Special Note Regarding Forward-Looking Statements and Risk Factor Summary”.

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, results of operations, and financial condition, all of which are more fully described below. This summary should be read in conjunction with the other information discussed in this Item 3.D, and should not be relied upon as an exhaustive summary of the material risks facing our business. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” and elsewhere in this annual report for a more thorough description of these and other risks. Such risks include, but are not limited to:

•	Downturns in the home renovation, remodeling and residential construction sectors or the economy generally;

•	Adverse global conditions, including macroeconomic and geopolitical uncertainty, may negatively impact our financial results;

•
The outcome of litigations including those regarding silicosis, other bodily injury claims or other legal proceedings in which we are involved, and our ability to use our insurance policy to cover damages;

•
Laws and regulations relating to our production operations, or to hazards associated with crystalline silica containing surfaces, changes to such laws and regulations and their impact on us or on our value chain may adversely and materially affect our business;

•	Our ability to effectively manage changes to our production and supply chain and effectively collaborate with PBP suppliers;

•
Changes in the availability, prices, or suppliers of our raw materials, as well as constraints in the global supply, prices, and availability of transportation for raw materials, finished goods, and other essential products, can significantly impact our operations;

•	Our success in further expanding our product offering includes the introduction of new products and materials, along with exploring new applications;

•	Disruptions to our information technology systems globally, including by deliberate cyber-attacks;

•	Fluctuations in currency exchange rates, and we may not have adequately hedged against them;

•	Competitive pressures from other manufacturers of engineered stone and other surface materials as well as increased competition from lower-priced alternatives;

•	Our ability to maintain our relationships with our large retailers in North America;

•	Risks associated with changes in global trade policies or the imposition of tariffs;

•	Our ability to successfully consummate business combinations or acquisitions and our success in integrating previously consummated acquisitions, such as Lioli and omicron, into our operations;

•	Our ability to protect our brand, technology and intellectual property;

•	The impacts of conditions in Israel, such as military conflict (including Israel’s current war with Hamas in the Gaza strip), political developments, negative economic conditions or labor unrest;

•	Disturbances to our operations, the operations of our equipment and raw material suppliers, distributors, customers, consumers or other third parties;

•	Impacts on revenue from sales disruptions in our geographic concentrations or key markets;

•
Our tax position, including meeting certain conditions required to receive certain tax benefits, our exposure to U.S. Tax liabilities and related consequences under the U.S. Internal revenue code, and the continued availability of certain tax benefits granted by the Israeli government;

•	Our ability to execute our strategy to expand sales in certain markets;

•	Our reliance on third-party distributors, re-sellers, and a limited number of large retailers;

•	Our ability to effectively manage our inventory and successfully pursue a wider product offering;

•	Quarterly fluctuations in our results of operations as a result of seasonal factors and building construction cycles;

•	The failure to meet or achieve our ESG goals, expectations or standards that could adversely affect our business, results of operations, financial condition, or stock price;

•	Our ability to retain our senior management team and other skilled and experienced personnel;

•	Our ability to manage or resolve conflicts of interest arising from employee affiliations with The Kibbutz and with Tene;

•	The effect of the share ownership by the Kibbutz and Tene;

•	The effects of enforcements against us, our officers and directors in the U.S.;

•	Coverage by equity research analysts, publicly announced financial guidance, investor perceptions and our ability to meet other expectations (such as environmental social and governance);

•	Differences in the governance of shareholders’ rights under Israeli law;

•	The amount and timing of our dividend payments;

•	Price volatility of, and effects of future sales on, our ordinary shares;

•	Our ability to raise funds to finance our current and future capital needs;

•	Our ability to pass rising costs to our customers;

•	The impact of global pandemics, such as Covid-19 on global economy and our business and results of operations;

•	Our status as a foreign private issuer and related exemptions with respect thereto; and
•	Our expectations regarding regulatory matters applicable to us.

Risks Related to our Business

Economic and External Risks

Downturns in the home renovation and remodeling and new residential construction sectors or the economy generally and a lack of availability of consumer credit could materially and adversely impact end-consumers and lower demand for our products, which could cause our revenues and net income to decrease.

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending, primarily in the United States, Australia (unless stated otherwise, reference to Australia in this report includes Australia and New Zealand), Canada and Israel. We estimate (supported also by the Freedonia Report), that approximately 60%-70% of our revenue in our principal markets (U.S., Australia, Canada) is related to residential renovations and remodeling activities, while 30%-40% is related to new construction.

Recent economic downturns, high inflation and increased interest rates have had a major effect on the housing markets that, during 2023, lead to oversupply of both new and resale home inventory, an increase in foreclosures, and reduced levels of consumer demand for new homes as well as levels of construction, and renovation. Such a period may continue longer than expected or return in the future. During such periods, consumer confidence is eroded, and people and business choose to reduce their discretionary spending and, as a result, delay or cancel their home renovation or remodeling projects and therefore could decrease demand and adversely impact our businesses.

As many of our customers are homebuyers or homeowners depending on financing for their purchases (construction and renovation), lack of availability of consumer credit or increased interest rates may hinder their ability to continue their purchases. Recent interest hikes in the U.S. and around the world, have and may further increase the cost of financing for consumers who in turn limit their renovation and remodeling expenditures or home purchases. The current slowdown in the housing market has impacted on the demand for our product, and in combination with increases in prices of raw materials these factors have eroded our margins. If these trends persist, they may materially and adversely affect our ability to grow or sustain our business, our revenues and net income. See also “—Global health risks and future pandemics could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and financial results” and “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business.”

Adverse global conditions, including macroeconomic slowdowns and recessions, and geopolitical instability, may negatively impact our financial results.

Global conditions, dislocations in the financial markets, inflation and increasing interest rates could adversely impact our business. The global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, instability in the global credit markets, interest rates or even availability of credit, supply chain weaknesses, instability in the geopolitical environment as a result of the Russian Ukraine conflict, the withdrawal of the United Kingdom from the European Union, and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business. For example, higher interest rates and inflation during 2023, negatively impacted consumer spend by avoiding or down-grading purchases, and we believe adversely affected our business.

Additionally, economic downturns and geopolitical challenges in regions of the world that are critical to our operations have in the past and could in the future cause supply chain and other disruptions that impact our business. For example, Russia’s and Ukraine’s conflict, and the possibility of retaliatory measures taken by the U.S. and NATO and the Houthi’s disruption to the movement of goods in the Red Sea have created global security concerns that could have a lasting adverse impact on regional and global economies.

Our results of operations may be materially and adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency) and other currencies in which we conduct business. In 2023, 49.3% of our revenues were denominated in U.S. dollars, 18.8% in Australian dollars, 13.4% in Canadian dollars, 6.4% in Euros and 3.9% in NIS and a smaller portion in other currencies. In 2023, the majority of our expenses were denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian and Australian dollars and other currencies. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and Euro, with a smaller portion in Australian dollars and Canadian dollars. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. We currently engage in derivatives transactions, such as forward contracts, to hedge against the risks associated with our foreign currency exposure. Our strategy to hedge our cash flow exposures involves consistent hedging of exchange rate risk in variable ratios up to 100% of the exposure over rolling 12 months. As of December 31, 2023, our average hedging ratio was approximately 9% out of our expected currencies exposure for 2023. As of December 31, 2023, we had total outstanding forward contracts with a notional amount of $21.2 million. These forward contracts were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was positive $0.5 million, which is included in our current assets and current liabilities, as of December 31, 2023. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. Our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income (loss). While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

We face intense competitive pressures from manufacturers of other surface materials, which could materially and adversely affect our results of operations and financial condition.

We have invested considerable resources to position our engineered stone surface products as premium branded products. Our surface products compete with several surface materials such as granite, laminate, marble, manufactured solid surface, concrete, stainless steel, wood, porcelain and other engineered stone surfaces. We compete with manufacturers of these surface materials with respect to a range of factors. These factors include, among other things, brand awareness and brand position, product quality, product differentiation, design and breadth of product offerings, slab dimensions, new product development and time to market, availability and supply time, technological innovation, popular home interior design trends, pricing, availability of inventory on demand, distribution coverage, customer service and versatility in products portfolio.

Due to our products’ high quality and positioning, we generally set our prices—especially for our differentiated products—at a higher level than alternate surfaces and engineered stone surfaces provided by other manufacturers. Some competitors can produce similar surface products at a lower cost, which imitate our products and designs. Further penetration of these products into our active markets may further reduce our market share, limit our ability to increase prices and have a material adverse effect on our financial condition and results of operations.

Should our competitors be able to produce products more efficiently, due to various factors, such as raw material location and availability, and offer products at lower prices, while adapting more quickly to changes in consumer preferences and demands, we may lose market share and our financial results may suffer.

Global trade is affected by governmental involvement including through antidumping and countervailing duties and these may cause unforeseeable market changes that could adversely impact our financial results.

Antidumping and countervailing duty orders are designed to provide relief from imports sold at unfairly low or subsidized prices by imposing special duties on such imports. Such orders normally benefit domestic suppliers in the country in which the duty orders are in place and foreign suppliers not covered by the orders. During 2018 and 2019, antidumping and countervailing duty (“AD/CVD”) petitions were filed with the U.S. Department of Commerce (“DOC”) and the International Trade Commission (“ITC”). The petitions, which were filed by a U.S. quartz manufacturer, alleged that Chinese, and subsequently Indian and Turkish, manufacturers injured the U.S. domestic quartz industry and therefore duties were required to offset such unfair trade practices. Ultimately, the DOC and ITC imposed AD/CVD duties ranging approximately between 265% and 340% for Chinese produced quartz engineered stone, and between 3.81% and 80.79% for Indian and Turkish quartz engineered stone.

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

On October 29, 2021, the European Ceramic Tile Manufacturers’ Federation, filed a complaint with the European Commission (“Commission”) in which it requested that the Commission initiate an anti-dumping investigation concerning imports to the EU of ceramic tiles originating in India and Turkey between July 2020 and June 2021. The Commission eventually decided to introduce a tariff of 7.9% applicable to on Indian and Turkish producers including the products we produce at our Indian facility.

We may need to raise funds to finance our current and future capital needs, which may dilute the value of our outstanding ordinary shares, increase our financial expenses or limit our business activities.

We may need to raise funds to finance our existing and future capital needs, including to fund ongoing working capital requirements. If we raise funds through the sale of equity securities, these transactions may dilute the value of our outstanding ordinary shares. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations and may also prove expensive in light of the increasing interest rates. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

If we are unable to pass rising costs to our customers, it could have a material adverse effect on our business.

The prices of our raw materials, shipping and energy-related costs have in the past and may in the future experience volatility that could materially impact our business and financial results. We also rely on shipping raw materials and finished goods. While we attempt to pass on such increased costs to our customers, our ability to do so depends on many factors including competition in our markets, availability of credit and the housing market. If we are unable to mitigate the increase in these costs, particularly raw material and shipping, our financial condition and results of operations could be materially and adversely affected. A slowdown in our markets may result in decreased demand for our products and limit our ability to raise prices.

Global health risks and future pandemics could further impact end-consumers and the global economy in general, lower demand for our products, disrupt our operations and materially and adversely affect our business and financial results.

In the past, the COVID-19 pandemic resulted in a widespread public health crisis, governmental authorities implemented numerous measures in an attempt to contain and mitigate its effects. The combined effect adversely impacted global economies, market uncertainty and volatility, and significantly affected consumer and businesses behaviors. Future pandemics may further challenge our ability to conduct our operations and, as a result, may materially and adversely affect our financial results.

Operational Risks

Problems inherent in the use of PBP suppliers, such as a failure to effectively collaborate or diversify our relationships with various PBPs, could materially adversely affect our competitive position or profitability.

The recent closure of our production facilities in Sdot-Yam, Israel and Richmond-Hill, Georgia, have increased the portion of our products produced by our third-party production partners. Since 2021, we have accelerated our strategy to acquire certain product models from third-party engineered stone and Porcelain PBP producers, and this trend continued since we transitioned to more elaborate models and to our PBP resulting in a higher portions of our goods sold produced by them. Our PBP producers are located in Asia and Europe. We expect this trend to continue during 2024 and further increase our reliance on third party manufacturers. Our ability to serve our markets with the right product offering at competitive prices depends on our ability to successfully manage these sourcing partnerships. Failure to meet challenges such as IP retention, maintaining quality in raw-materials and finished goods, coordinating logistics, inventory and supply chain challenges and maintaining compliance not only with applicable laws but with market expectations in fields such as ESG as well as our ability to keep favorable commercial terms, may have an adverse effect on our business and results of operations.

Moreover, our failure to effectively manage our PBP supplier-partnerships could require us to locate alternative manufacturers or invest further in our facilities, which could cause substantial delays in manufacturing, increase our costs, negatively impact our brand, reputation, and the quality of our products in case we rely on new vendors, and require us to adjust our products and our manufacturing processes. Even if we do effectively manage such relationships, they may not help us to successfully optimize our operations and reduce costs.

If we fail to effectively manage the required changes in our production and supply chain, we may be unable to serve the market or suffer additional inefficiencies.

Our production and supply chain processes are complex, and they rely on our estimates and forecasts in terms of volume, product mix, and delivery times. These processes involve independent and interdependent suppliers, owned and leased locations, external manufacturing partners, distribution networks, delivery centers and information systems, each of which supports our ability to provide our products to our customers. A failure to accurately forecast consumer preference and market trends or manage necessary inventories, disruptions to our production and supply chain processes, including managing our PBP product production and deliveries, all may hinder the availability of our products in the market, result in loss of sales, increase shipping costs and harm our relationships with our suppliers and customers, damage our brand and reputation and have a material adverse effect on our results of operations.

Changes in the prices of our raw materials may increase our costs and decrease our margins and net income (loss).

The principal raw materials used for our products are polyester and various combinations of minerals (such as quartz and pigments). In 2023, raw materials used in our manufacturing processes accounted for approximately 30% of our cost of goods sold. The cost of raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. The raw materials we use for our products are subject to price volatility caused by weather, supply conditions, government regulations, economic and political climate, labor costs, and other unpredictable factors. During 2023, our raw materials costs were also impacted by changes in foreign currency exchange rates, mainly the Euro as it relates to polyester and other raw materials purchased from Europe. Any increase in raw material prices increases our cost of sales and can decrease our margins and net income (loss). Furthermore, we may face market conditions that will make it impossible to pass all or some of the increased costs to our customers. If we are unable to recover these costs it may have a material adverse effect on our financial results. For cost of our raw materials in 2023 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

Dry minerals used in the production of our products, such as quartz, quartzite and other minerals are the main raw material component used in our engineered stone products. These minerals accounted for approximately 38.2% of our raw materials cost in 2023. Our cost of sales and overall results of operations may be impacted significantly by fluctuations in their prices. For example, if their cost rose by 10% in 2023, we would have experienced a decrease of approximately 0.7% in our gross profit margin for our manufactured products in such a year. In 2023, our average cost of such minerals decreased by 7.7%, following an increase of 17.9% during 2022, mainly due to decrease in maritime shipping and freight handling, partially offset by the mix of minerals purchased. Any future increases in quartz or other mineral prices could also materially and adversely impact our margins and net income.

Polyester, which acts as a binding agent in our products, accounted for approximately 31.6% of our raw materials costs in 2023. Accordingly, our cost of sales and overall results of operations may be impacted significantly by fluctuations in polyester prices. For example, if the cost of polyester rose 10% in 2023, we would have experienced a decrease of approximately 0.6% in our gross profit margin of our manufactured products for such a year. The cost of polyester we incur is a function of, among other things, manufacturing capacity, demand and the price of crude oil and more specifically benzene. Our cost of polyester fluctuated significantly over the years. In 2023, our average polyester cost decreased by approximately 31% following an increase of approximately 23% during 2022. We acquire polyester on an annual framework basis, or a purchase order basis based on our projected needs for the subsequent one to three months. Going forward, we may face price pressures from our polyester suppliers as our overall quantities will decrease with the closure of our Sdot-Yam and Richmond-Hill facilities.

Pigments are also used to manufacture our products. Although pigments account for a significantly lower percentage of our raw material costs than polyester, we encountered in the past and may experience in the future fluctuations in pigment prices. For example, the cost of titanium dioxide, our principal white pigmentation agent, decreased by approximately 27.8% in 2023 following an increase by approximately 10.5% in 2022, respectively. Such prices fluctuations may also have a materially adverse impact on our margins and net income (loss).

As a result of recent global economic conditions (as discussed in the risk factor entitled “Adverse global conditions, including macroeconomic and geopolitical uncertainty, may negatively impact our financial results”), the prices of raw materials used for our products has been particularly volatile and decreased during 2023, and hedging mechanisms and strategies used to mitigate this price volatility have been limited.  If we are unable to increase the price of our products to cover increased costs, to offset operating cost increases, then commodity and raw material price volatility or increases could materially and adversely affect our profitability, financial condition and results of operations. If we are unable to source raw materials, that could limit our ability to utilize our manufacturing facilities, in addition, increases in the prices of these raw materials may have a material adverse effect on our financial results.

For cost of our raw materials in 2022 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

We rely on our suppliers to deliver parts, components, manufacturing equipment, and raw materials to our facilities, and our ability to manufacture efficiently and without disruption depends on the availability, transportability and prices of such goods.

We currently manufacture our products at our facilities in Israel, and India. In addition, we source a growing portion of our products from PBPs which are also subject to similar risks. We actively manage our global supply chain and production facilities in Israel and India.

We rely on the producers of our production lines, primarily Breton, for the availability of certain spare parts and for their support and know-how required to resolve specific technical problems in their manufacturing equipment. If such producers were to become insolvent or cease their business, or otherwise experienced an inability or delay in providing specialty machine components and spare parts, know-how or technical support to us, we would be unable to obtain such components or expertise for an indeterminate amount of time. As a result, the output of our products to our distributors and customers could be prevented or delayed.

Other supply chain risks include but are not limited to disruptions in shipping logistics; shutdowns or reduced operations at our suppliers’ facilities; changes in the market prices for minerals, clay, and styrene and other parts and materials used in our production processes, including those performed by our PBP. Shortages of raw materials or parts, or the increase in their cost or the cost of their transportation would have a material adverse effect on our business and consolidated results of operations.

For example, since 2021, we experienced disruptions and volatility in our supply chain that we expect to continue through 2024. Supply chain issues have occurred on a global scale, which have been triggered by various factors, including among other reasons, the COVID-19 pandemic that effected many factors such as transportation prices, weather conditions and other geopolitical events, such as Russia-Ukraine war (effecting the availability of Ukrainian clay and energy prices) and the war in southern Israel, and have caused delays in the arrival of or otherwise constrained our supply of raw materials, particularly minerals and porcelain, which are essential and non-fungible components in the manufacture of our countertops and surface products.

There can be no assurance that we will be able to effectively manage our global supply chain and manufacturing operations in the future. Price increases imposed by our suppliers for raw materials and goods and transportation price increases may all have a material adverse effect on our business and consolidated results of operations.

In addition to our traditional engineered quartz offering, we are expanding our offering to include other mineral based engineered stones, engineered porcelain large slabs, natural stone and other ancillary materials. We may pursue a further expansion of our product offering, including introducing new products and materials as well as new applications, which may be unsuccessful, and may divert management’s attention and negatively affect our margins and results of operations.

Our competitive advantage is due, in part, to our ability to design, develop and introduce innovative new and improved products and to strengthen our brand. To maintain such an advantage, we may produce or procure the production of such products from manufacturers that are also competing with ours. Such new products may include new designs, new and alternative materials (including replacing the composition of traditional quartz-based slabs) and complementary products. Introducing new products involves uncertainties, such as predicting changing consumer preferences, developing, manufacturing challenges, marketing and selling new technologies, products and materials, and entering new market segments. Despite our efforts to expand our offering, we may not be successful due to such uncertainties and challenges which may result in higher-than-expected expenses, lower than expected dales and have a material adverse effect on our margins and results of operation.

For example, as a result of the Lioli Acquisition in 2020, we commenced manufacturing and sales of porcelain slabs for different applications, including countertops as well as facades, flooring and cladding. As a result of the Omicron Acquisition (as defined below), we added natural stone and ancillary products for kitchen installation and fabrication to our list of products. In addition, during the second quarter of 2023, we incurred significant costs associated with the necessary R&D activities for the introduction of a new offering based on alternative materials. Although we believe that the expansion into new products, materials and, in some cases, other business models such as the Omicron business may pose an opportunity to leverage our existing business, no guarantee can be given as to customer demand for the new products. Moreover, in the future we may decide to introduce additional new products and enter new markets, whether through cooperation with third-party manufacturers or manufacturing at our own facilities.

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

We supply our products to retailers or directly to their customers in a manner that may include fabrication and installation services of the countertops, primarily from our engineered stone surfaces. Such services are performed by select third party contractors (engaged by either us or by the retailer). While we expect that these retailers will continue to offer our products, there is no assurance that such current agreements will be renewed at all or on similar terms. In case these collaborations are terminated or not renewed, our revenue could significantly decrease.

Our sales via retailers may be affected, among other things, by their focus, material preferences, reaction to the occupational safety issues, sales and promotional events: their timing, scope and other terms that are determined exclusively by such retailers, all of which may impact our sales volume. Accordingly, we may not be able to maintain or increase such sales or its current profitability level. See also “—Disturbances to our operations or the operations of our suppliers, distributors, customers, consumers or other third parties could materially adversely affect our business”. See also “—Results of bodily injury claims may have a material adverse effect on our business, operating results, and financial condition”.

In addition, we have entered into arrangements with third parties that fabricate and install finished countertops. Their performance may impact our relationships with retailers or other business partners, our quality and service level, ESG performance, and ability to manage the installation and fabrication of countertops to meet the end consumers’ demands at reasonable prices. If we are unable to successfully manage the installation and fabrication services performed for us by these third-party fabricators and installers, we may experience relatively high waste of our products used by fabricators for such works, and complaints from end-consumers with respect to supply time, quality and service level of the fabrication and installation, including defects and damages. Such risks could expose us to warranty-related damages, which, if not covered back-to-back by the fabricators engaged by us, could have a materially adverse effect on our financial results, reputation and brand position, and could lead to the termination of our agreements with retailers and end customers.

Our ability to fully integrate acquisitions, joint ventures and/or investments, including our previously announced acquisitions of Lioli, Omicron and Caesarstone Scandinavia, could be more difficult, costly and time-consuming than we expect and therefore disrupt our business and adversely affect our financial results.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to customer demands, competitive pressures and industry trends in the home renovation and construction sectors. We pursue our growth strategy by acquiring complementary businesses across the globe, including our previously announced acquisitions of Lioli, an India-based porcelain countertop slab producer, in October 2020 (the “Lioli Acquisition”), Omicron, a stone supplier based in Pompano Beach, Florida, in December 2020 (the “Omicron Acquisition”) and Caesarstone Scandinavia (formerly named Magrab), a leading distributor in Sweden in July 2022 (the “Magrab Acquisition”).

The combination of independent businesses is a complex, costly and time-consuming process. While our management continues to make progress in integrating Lioli’s and Omicron’s businesses with ours, such efforts are still underway and are expected to continue through 2024. During this time, we and our management have encountered, and are likely to continue to encounter, ongoing challenges with respect to achieving anticipated synergies. For example, high turnover rates of key employees at Lioli, which we attribute to challenges assimilating Lioli employees into our workplace culture and maintaining consistent operational standards and processes. We seek to manage these transitions carefully, such as by establishing employee training and development programs. However, any continued retention issues at our acquired companies will result in a loss of institutional knowledge about those businesses. Failure to address integration risks may strain our relationship with out Lioli joint-venture partners and negatively impact our financial results.

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

In addition, as a result of the Lioli, Omicron and Magrab Acquisitions we carried a significant amount of intangible assets (including goodwill) on our balance sheet. As of December 31, 2022, and 2023, our goodwill and other intangible assets (including Lioli and Omicron acquisitions), amounted to $8.8 million and $6.3 million, respectively.

We rely on select suppliers in specific regions for the raw materials used in the production of our products, and we may encounter significant manufacturing delays if we experience disruptions in these supply arrangements and/or are required to change suppliers.

Our principal raw materials for engineered stone products are minerals (such as quartz), polyester and pigments. We acquire minerals from Turkey, India, U.S., Israel and several European countries. We typically transact business with our raw-material suppliers on a periodical framework basis, under which we execute purchase orders from time to time. In 2023, approximately 69% of our minerals used were imported from several suppliers in Turkey.

We acquire polyester from several suppliers, mainly from Europe, on a periodic basis, or on a purchase order basis based on our projected needs. The supply of pigments required for the production of our engineered stone products is also limited and we currently rely on a mainly single supplier for the processing of such pigments.  We cannot be certain that any of our current suppliers will continue to provide us with the quantities of raw materials that we require or will be able to satisfy our anticipated specifications and quality requirements. We may also experience a shortage of such materials if, for example, demand for our products increases.

In addition, we may lose our supply contracts or arrangements, or the ability to effectively enforce our rights thereunder, if our supplier relationships are disrupted as a result of factors beyond our control, including, for example, effects of political and geo-political factors in the regions where our supplies are located. For instance, in previous years, rising tensions between Turkey and Israel have increased the risk that our commercial arrangements with Turkish suppliers may be adversely and materially impacted. If political tensions between Turkey and Israel worsen again, and our Turkish suppliers fail to perform in accordance with our arrangements, we may not be able to successfully enforce them.

If our supply of raw materials is adversely impacted to a material extent or if, for any reason, any of our suppliers does not perform in accordance with our expectations, for any reason, we would need to locate alternate suppliers. Securing replacement suppliers could result in substantial delays in manufacturing, increase our costs, negatively impact the quality of our products, or require us to adjust our products and our manufacturing processes. Any such delays in or disruptions to the manufacturing process could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet their order requests.

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

Our sales are subject to significant geographic concentration, with the four largest markets accounting for 84.2% of revenues. In 2023, sales in the United States, Australia (including New Zealand), Canada and Israel accounted for 48.1%, 18.8%, 13.4% and 4% of our revenues, respectively. Our results of operations could be materially and adversely impacted by a range of factors, including spending on home renovation and remodeling and new residential construction in the region (as discussed above), local competitive changes, changes in consumers’ preference regarding engineered stone surfaces, particularly quartz-based surfaces or countertop preferences in general, and regulatory changes that specifically impact these markets. For example, as recently published Australian regulators have resolved to ban crystalline silica containing engineered stones during 2024, and while we offer alternative products, the introduction of such alternative products in our active markets remains subject to uncertainties and challenges. Since the Australian market is our second largest, loss of any such market share and corresponding revenues would materially and adversely affect our results of operations. In addition, other states and jurisdiction may follow suit and adopt similar legislation adversely impacting our business, and if such occurs in one of our principal markets, the impact may be major. Likewise, our principal markets may also be impacted by other general economic conditions, including in a global or local recession, depression, high inflation or other sustained adverse market events and increases in imports of cheaper engineered stone surfaces from low-cost countries manufacturers into such markets, especially the United States, Australia and Canada. Stronger local currencies could make lower-priced imported goods more competitive than our products. Although we face different challenges and risks in each of the markets in which we operate, due to the existence of a high level of geographic concentration, should an adverse event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

A key element of our strategy is to expand our sales in certain markets, such as the United States and segments, such as services. Failure to expand such sales would have a material adverse effect on our future growth and prospects

A key element of our strategy is to expand sales of our products in certain of our key existing markets, as well as additional new markets and offerings that we believe have high growth potential. In line with our strategic restructuring plan, we are making efforts to optimize our distribution network in the United States, including through the expansion of our brand into the South, Southeast and Ohio Valley markets via the Omicron Acquisition. In addition, a growing portion of our revenues is attributable to installation and fabrication services.

We estimate we can continue to expand our brand and the sales of our engineered stone and porcelain products in the United States where, according to Freedonia, engineered surfaces represented 21% of the total countertops by volume installed in 2022.

We face several challenges in generating demand for our products in the United States or other markets for various reasons. If the market for our products in these regions does not develop as we expect, our future growth, business, prospects, financial condition, and operating results will be adversely affected. In addition, changes to trade environments, including imposition of import tariffs or withdrawal from or revisions to international trade policies or agreements, may affect our growth potential globally, and further impact other markets in which we operate. See “—We face intense competitive pressures from manufacturers of other surface materials, which could materially and adversely affect our results of operations and financial condition.”

Even if we are able to increase our brand awareness and the demand for our products in these and other regions, which we consider to be viable markets, we may face certain challenges in supplying materials to large retailers in these regions. For more information, see “—A sizable proportion of our sales in North America is attributable to a limited number of large retailers; any deterioration of our relationships with such retailers or deterioration in their business performance (in fields relevant to the sale of our products) could adversely impact our results of operations” Additionally, our reliance on third-party suppliers to provide installation and fabrication services to large retailers could impair our relationship with our customers, which could also materially harm our business and results of operations. Our success will depend, in large part, upon consumer acceptance and adoption of our products and brand in these markets, on the level of our execution, our go-to market strategy and its implementation and the timely availability of our products across regions, and if we do not effectively expand into these markets, there could be an adverse impact on our sales and financial condition.

Our distributors’ actions may have a materially adverse effect on our business and the results of operations. Our results of operations may be further impacted by the actions of our re-sellers.

Sales to third-party distributors accounted for approximately 11% of our revenues in 2023. In our indirect markets, we depend on the success of the selling and marketing efforts of our third-party distributors, and any disruption in our distribution network could materially impair our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations. As we have limited control over these distributors, their actions could also materially harm our brand and company reputation in the marketplace.

In the majority of our distribution arrangements, we operate based on an initial agreement or general terms of sale or, in certain cases, without any agreement, in writing or at all. The lack of a written agreement with many of our distributors may lead to ambiguities, costs and challenges in enforcing the terms of such arrangements, including where we wish to terminate early due to the distributor’s failure to meet annual sales targets. We have experienced difficulties, including litigation, in connection with the termination of certain of our distributors due to disputes regarding their terms of engagement. See “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.” Additionally, we may be unable to distribute our products through another distributor within the territory during the period in which we must give prior termination notice, or to identify and retain new distributors upon termination, which may materially and adversely impact our market share, results of operations, relationships with our customers and end-consumers and brand reputation. Because some of our distributors operate on nonexclusive terms, distributors may also distribute competitors’ countertop surfaces or other surface materials, which may cause us to lose market share. If we opt to distribute our products directly upon termination of existing arrangements with our distributors, ramping up our logistics and shipping capabilities could require significant time and financial commitments, which could materially and adversely impact our market share and results of operations. We cannot assure you that we will be able to successfully transition to direct distribution in a timely or profitable manner.

In the United States, we supply our products in part to sellers who in turn re-sell them to fabricators, contractors, developers and builders. Certain actions by such third parties may also materially harm our brand and reputation. The failure of one or more of our re-sellers or retailers to effectively promote our products, or changes in the financial or business condition of these re-sellers or retailers could adversely affect results of our operations.

The termination of arrangements with distributors and re-sellers may lead to litigation, resulting in significant legal fees for us and detracting from our management’s effort, time and resources. In addition, our distributors and re-sellers generally disclose to us sales volumes and other information on a monthly or quarterly basis. Inaccurate sales forecasts, on which we have already relied on in our production planning or our failure to understand correctly the information in a sales report could cause significant, unexpected volatility in our sales and may impact our ability to make plans regarding our supply chain. Any of these events could materially and adversely affect or cause unexpected fluctuations in the results of operations.

Our business is subject to disruptions and quarterly fluctuations in revenues and net income (loss) as a result of seasonal factors, weather-related conditions, natural disasters, building construction cycles and actions by third parties over which we have no control, which are hard to predict with certainty.

Our results of operations have in the past and may in the future be impacted by seasonal factors, weather-related conditions, and construction and renovation cycles. The levels of manufacturing, fabrication, distribution, and installation of our products generally follow activity in the construction and renovation industries. Severe weather conditions, such as unusually prolonged cold conditions, hurricanes, severe storms, earthquakes, floods, fires, droughts, other natural disasters or similar events could reduce, delay or halt the construction and renovation industries in the markets in which we operate, and our businesses may be adversely affected. Markets in which we operate that are impacted by winter weather, such as snowstorms and extended periods of rain, may experience a slowdown in construction activity during the beginning and the end of each calendar year, and this winter slowdown contributes to lower sales in our first and fourth quarters. Natural disasters including tornados, hurricanes, floods and earthquakes may damage our facilities, the launch facilities we use or those of our suppliers, which could have a material adverse effect on our business, financial condition and results of operations. Traditionally, the second and third quarters of the year exhibit higher sales than the first and fourth quarters. For more information, see “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Factors impacting our results of operations”. Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

Furthermore, our ability, and that of our suppliers, PBP suppliers, distributors, customers and other third parties, to develop, manufacture, transport, distribute, sell, install, and use our products is critical to our success. Damage or disruption to our or their operations could occur due to various factors, some of which cannot be foreseen, including, among others, telecommunications failures; power, fuel, or water shortages; strikes, labor disputes or lack of availability of qualified personnel; or other reasons beyond our control or the control of such third parties. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could continue to result in adverse effects on our business, financial condition or results of operations.

Legal, Regulatory, Safety and Security Risks

Results of bodily injury claims may have a material adverse effect on our business, operating results, and financial condition.

Since 2008, we have been named, either directly or as a third party defendant, in numerous lawsuits alleging damages caused by exposure to respirable crystalline silica, or RCS related to our products filed primarily by individuals (including fabricators and their employees, and our former employees), their successors, dependents, employers, and in subrogation claims by workers compensation or insurance bodies, such as the Israeli National Insurance Institute (the “NII”) and Australian’s state workover bodies.

Inhalation of dust containing fine particles (including respirable crystalline silica, or RCS) may occur if safety measures are not implemented while performing certain tasks, including among others, cutting polishing and otherwise fabricating materials, including crystalline silica. Such exposure may in turn cause silicosis and other health issues. Silicosis is a potentially fatal progressive occupational lung disease and is characterized by scarring of the lungs and damage to the breathing function.

As of December 31, 2023, we were subject to such lawsuits with respect to 172 injured persons globally (of which 74 were in Israel, 76 in Australia and 22 in the United States) and had received pre-litigation demand letters with respect to an additional nine persons. Traditionally, claims asserted against us do not specify the total damages sought, and the plaintiffs’ damages, if any, are determined at trial or settlement discussions.

While we may settle some of these claims, we intend to vigorously defend others, and believe our arguments have strong merit, however we cannot provide any assurance that we will be successful. We estimated that our total exposure with respect to claims pending as of December 31, 2023, in Israel and Australia was approximately $ 25.7 million (which we made a provision for, based on the current legal conditions and estimates), however, the actual outcome of such lawsuits may vary greatly from our estimate. We have past product liability insurance that partially covers said exposure. We believe that with respect to such cases we have $8.4 million of coverage under existing & past product liability insurance and, accordingly, our net exposure with respect to such pending claims is estimated to be $17.3 million. Given the early stages of litigation in the U.S., we are unable to estimate their outcome.

Results of any pending or future litigation are subject to significant uncertainty. Our estimated total net exposure with respect to pending claims is subject to change for a variety of reasons, including an unpredictable adverse developments or rulings, such as the Australian ban on silica containing engineered stone products. We cannot estimate the number of potential claimants that may file claims against us, the jurisdiction in which such claims may be filed, who the claimants are or the nature of the claims. Consistent with the experience of other companies, there may be an increase in the number of asserted claims against us. In addition, punitive damages may be awarded in certain jurisdictions. We may be also subject to class action lawsuits, and we cannot be certain whether such claims will succeed in being certified or on their merits. An actual outcome which is higher than our estimate could have a material adverse effect on our financial results and cash flow.

Any uninsured damages to which we are subject in existing or future potential litigation, the cost of defending any uninsured claims, compliance costs, and the loss of business from fabricators who no longer find it practical to fabricate our products, may have a material adverse impact on our revenues and profits. Moreover, even if we are found only partially liable to a plaintiff’s damages, in some jurisdictions the plaintiff may seek to collect all their damages from us, requiring us to collect separately from our co-defendants their allocated portion of the damages and there can be no assurance that we will succeed in such collection.

If we cannot obtain insurance on as favorable terms as previously, or if our insurance is terminated early, decreased, provides inadequate coverage or if we are subject to hazardous dust-related claims excluded by our product liability insurance policy or by our employer liability insurance policy we may incur significant legal expenses and become liable for damages, in each case, that are not covered by insurance. For example, as of September 2020 our Australian product liability insurance ceased coverage of newly diagnosed silicosis related claims. Such events might have a material adverse effect on our business and the results of operations. As of December 31, 2023, our insurance receivables for silicosis-related claims totaled $8.4 million. Although we believe that it is probable that such receivables will be paid to us when such payments are due, if our insurers become insolvent in the future or for other reason do not pay such amounts in full or on a timely basis, such failure could have a material adverse effect on our financial results and cash flow.

Media coverage regarding these claims, governmental actions and the hazards associated with exposure to RCS in the engineered stone (primarily quartz surfaces), may adversely affect consumer perception of our products, damage our brand and reputation, and in turn lead to loss of sales and a material adverse effect to our revenues and financial results.

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

Changes in laws and regulations relating to hazards associated with engineered stone surfaces or with the crystalline silica in stone surfaces may adversely and materially affect our business.

Our global markets are subject to evolving legislation and regulation aimed at protecting workers from exposure to RCS. While we certainly support initiatives aimed at improving health and safety, some of these may have an adverse effect on our business and financial performance.

For example: in Australia, federal governments’ group of work safe ministers resolved to ban the use, supply and manufacture of engineered stone slabs containing crystalline silica (including quartz-based products, that constituted a major part of our Australian offering). Subject to the formal adoption of the relevant legislation and/or regulation the ban is expected to enter effect July 1, 2024. Our efforts to comply with the Australian proposed laws and regulations, and to address the expected turmoil in the Australian market, may not be optimal or even successful and that may have a materially adversely impact the company’s financial results. With this precedent in place, other jurisdictions may follow the path of imposing new laws and regulations that may limit our ability to effectively compete in markets we currently operate in thus having a material adverse effect on our performance and financial results.

By way of further example: in California, the state’s occupational safety and health standards board has approved an emergency temporary standard aimed to protect workers in the stone fabrication industry from exposure to RCS and committed to continue and develop permanent rules to that end.

Prior to that, during February 2020, the U.S. Occupational Safety and Health Administration published a National Emphasis Program addressing the hazards of silica, supplemented recently during September 2023, announcing a new initiative to conduct enhanced enforcement and compliance efforts (RCS focused inspection initiative in the engineered stone fabrication and installation industries). Further regulatory changes regarding the ability to use, process or sell stone countertops, particularly engineered stone, the safety measures required in such activities may materially adversely affect our business.

We may be required to incur additional expenses associated with exposure to RCS in the silica containing surfaces industry to enhance our compliance with current and future laws, regulations, or standards. Failure to comply regulatory requirements may expose us to regulatory actions (as detailed below in “—The extent of our liability for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate and could negatively impact our financial condition and results of operations”) as well as to lawsuits. Greater regulatory scrutiny and action may also lead to greater propensity for litigation against us or ultimately result in a government ban of our products.

Disruptions to or our failure to upgrade and adjust our information technology systems globally may materially impair our operations, hinder our growth, and materially and adversely affect our business and results of operations.

We believe that an appropriate information technology (“IT”) infrastructure is important to support our daily operations and the growth of our business. To this end, we are implementing a digital transformation within the Company to better streamline processes and support our business strategy. Our technological and digital investments are geared towards operational enhancements in supply chain management and production, along with improvement of our go-to-market tools.

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

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Although we take steps designed to secure our IT infrastructure and sensitive data and enhance our business continuity and disaster recovery capabilities, we can provide no assurance that our current IT system or any updates or upgrades thereto, the current or future IT systems of our distributors or re-sellers or the IT systems of online paying agents that we use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar risks. We carry data protection liability insurance against cyber-attacks, however the potential magnitude of cyber events and the exception to these policies means that we may not be able to recover our damages from such an event.

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

Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT systems or to manage the IT systems of third parties to accommodate these changes. Increasing regulatory focus on information security and data privacy issues and expanding laws in these areas may result in increased compliance costs and expose us to increased liability. Globally, new, and emerging laws, such as the General Data Protection Regulation (“GDPR”) in Europe and state laws in the U.S. on privacy, data and related technologies, such as the California Consumer Privacy Act (“CCPA”) and California Privacy Rights Act ("CPRA"), create new compliance obligations, create new private rights of action and expand the scope of potential liability, either jointly or severally with our customers and suppliers. The GDPR, which became effective on May 25, 2018, imposed new compliance obligations for the collection, use, retention, security, processing, transfer and deletion of personally identifiable information of individuals and created enhanced rights for individuals. The CCPA, which grants expanded rights to access and delete personal information, and the right to opt out of the sale of personal information, among other things, became effective on January 1, 2020. The CPRA significantly amended and expanded the CCPA and grants consumers more control over personal data, enabling rights like access, deletion, and correction. Businesses must establish processes for effective handling of requests and compliance with these rights, became effective on December 16, 2020. These and any other new and emerging laws and regulations may force us to bear the burden of more onerous obligations in our contracts or otherwise increase our potential liability to customers, regulators, or other third parties.

Cybersecurity and complying with personal data rights pose economic, operational, and reputational risks. If we are unable to implement the technological and digital projects required to support our future growth and profitability in compliance with applicable rules and regulations, our business and results of operations will be materially adversely affected.  In addition, the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business or otherwise adversely impact our financial results.

Since the COVID-19 pandemic, a greater number of our employees are working remotely and accessing our IT systems and networks remotely, which may further increase our vulnerability to cybercrimes and cyberattacks and increase the stress on our technology infrastructure and systems. Although we maintain data protection liability insurance, exclusions from coverage are added into these policies and coverage may not be sufficient to cover all our losses from any future breaches or failures of our IT systems, networks and services.

The steps that we have taken to protect our brand, technology and other intellectual property may not be adequate, and we may not succeed in preventing others from appropriating our intellectual property.

We believe that our trademarks (registered and unregistered) are important to our brand, success, and competitive position. We anticipate that, as the countertop market becomes increasingly competitive, maintaining and enhancing our brand, proprietary technology and other intellectual property may become more important, difficult, and expensive. In the past, some of our trademark applications for certain classes of applications, our products, have been rejected or opposed in certain markets. We have in the past, are currently, and may in the future be, subject to opposition proceedings with respect to applications for registration of our intellectual property, such as our trademarks. As with all intellectual property rights, such application may be rejected entirely or awarded subject to certain limitations such as territories, any current or future markets or applications. These limitations to registering our brand names and trademarks in various countries and applications may restrict our ability to promote and maintain a cohesive brand throughout our key markets, which could materially harm our competitive position and materially and adversely impact our results of operations. Additionally, if we are unsuccessful in challenging a third party’s products based on trademark infringement, continued sales of such products could materially and adversely affect our sales and our brand and result in the shift of consumer preference away from our products.

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

We also retain significant trade secrets & know how, that for various reasons we are not pursuing their formal registration but rely on retaining their confidentiality through confidentiality agreements with our consultants, suppliers, customers, employees and managers, our know-how and trade secrets could be disclosed to third parties, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets, as well as related intellectual property protections in certain cases. The potential for know-how leakage has recently increased, with our increased sourcing of more advanced products from our PBPs.

The actions we take to establish and protect our intellectual property may not be adequate to prevent unlawful copy and use of our technology by third parties or the imitation of our products and the offering of them under our trademarks by others. These actions may also not be adequate to prevent others, including our competitors, from obtaining intellectual property rights overcoming ours, and limiting or blocking the production and sales of our existing or future products and applying certain technologies. Our competitors may seek to limit our marketing and offering of products relying on their alleged intellectual property rights.

We may face significant expenses and liability in connection with the protection of our intellectual property rights in and outside the United States. The laws of certain foreign countries may not protect intellectual property rights to the same extent as the laws of the United States.

Third parties have claimed, and may from time-to-time claim, that our current or future products infringe their patent or other intellectual property rights. Under such circumstances, we may be required to expend significant resources to contest such claims and, in the event that we do not prevail, we may be required to seek a license for certain technologies, develop non-infringing technologies or discontinue some of our products. In addition, any future intellectual property litigation, regardless of its outcome, may be expensive, divert the efforts of our personnel and disrupt or damage relationships with our customers.

For more information, see “ITEM 4.B: Information on the Company—Business Overview—Intellectual Property.”

We may have exposure to greater-than-anticipated tax liabilities.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” in determining our accrued liability for unrecognized tax benefits, which totaled approximately $2.9 million in 2022 and 2023. See also note 12 to our financial statements included elsewhere in this report. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

Our facility in Israel receives different tax benefits as “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (“Investment Law”), with our production lines qualifying to receive different grants and/or reduced company tax rates (7.5% for Bar Lev activity, 16% for Sdot Yam activity, while 23% is the statutory tax rate in Israel). Therefore, some of our production lines also receive tax benefits based on our revenues and the allocation of those revenues between our facilities in Israel. In addition, the portion of our products manufactured by our PBPs is growing, and as a result of these factors, the Israeli taxing authorities could challenge our allocation of income and contend that a larger portion of our income is subject to higher tax rates. In Israel, there are no tax benefits to production outside of the country. As such, our portion of taxable income in Israel that relates to the growing portion produced by our PBPs might not have tax benefits, based on certain interpretations. The Israel Tax Authority (“ITA”) could challenge the allocation of income related to production in Israel and income related to production outside of Israel, which may result in significantly higher taxes. There are currently no legal regulations governing this allocation and certain of the ITA’s internal guidelines have ambiguities. Moreover, we may lose all our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA).

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

We are entitled to a property tax abatement (starting in the 2014 tax year) with respect to our U.S manufacturing facility and the capital investment made in such facility for ten years at 100% and an additional five years at 50% subject to our satisfaction of certain qualifying terms with respect to headcount, average salaries paid to our employees and total capital investment amount in our U.S manufacturing facility. The tax abatement is granted pursuant to bond purchase loan agreements we entered with the Development Authority of Bryan County. If we do not meet the qualifying terms of the bond, we will bear the applicable property tax, which will be recognized in our operating costs, and which would materially and adversely impact our projected margins and results of operations. See “ITEM 4.D: Information on the Company—Property, Plants and Equipment.”

Environmental, health and safety regulations, industry standards and other similar matters may be costly, difficult or impossible to comply with under our existing operations and could negatively impact our financial condition and results of operations.

Our manufacturing facilities are subject to numerous Israeli and Indian federal and Gujarati laws and regulations which may cause us to incur significant costs and liabilities. We are also subject to industry standards and policies imposed by our customers (such as large retailers), relating to environmental, health and safety, as well as other matters such as dust exposure, acetone and styrene control, as further detailed in “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters.” Other aspects of our activities are subject to local laws wherever we operate, including Canada, Australia, Singapore, the United Kingdom and Sweden. These laws, ordinances and regulations can be subject to change and such changes could result in increased compliance costs or otherwise adversely affect us. For example, during February 2022, Israel adopted a long-term goal for the reduction of environmental styrene emissions. Although such goal is not expected to impact our current operations, the adoption of new regulations could create an additional burden for any future investment in our Israeli Bar-Lev facility.  Violations of environmental, health and safety laws and regulations may lead to civil and criminal sanctions against us, our directors, officers or employees. Liability under these laws and regulations and compliance with various industry standards and policies involves inherent uncertainties and, in some cases, may compel the installation of additional equipment and subject us to substantial penalties, injunctive orders and facility shutdowns, as well as damages to our reputation and brand and may therefore lead to loss in revenue. If our operations are enjoined because of failure to comply with such regulations, or if we are required to install expensive equipment to meet regulatory requirements, it could materially adversely affect the results of operations. Any contemplated expansion of our facilities will also need to meet standards imposed by laws, regulations, and other industry standards. Violations of environmental laws could also result in obligations to investigate or remediate potential contamination, third-party property damage or personal injury claims resulting from potential migration of contaminants off-site. Violations of such laws and regulations may also constitute a breach of current or future commercial contracts we have with third parties and impact our cooperation with customers and suppliers. We have identified in the past and may identify in the future compliance risks related to environmental and health and safety regulation standards. Preparation and implementation of mitigation plans for such risks may take time during which we may not be in full compliance with applicable laws and standards.

In addition, the operation of our manufacturing facilities in Israel, and India (Gujarat) are subject to applicable permits, standards, licenses and approvals. Any expansions or improvements to our facilities will be subject to obtaining appropriate permits, and we cannot be certain that such permits will be obtained in a timely matter, or at all. For detailed information, see “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters”. We expect our business licenses to be extended by the relevant authorities for a specified term and we intend to seek subsequent extensions on an ongoing basis. Generally, failure to obtain a permit or license required for the operation of our facilities, or failure to comply with the requirements thereunder, may result in civil and criminal penalties, fines, court injunctions, imprisonment, and operations stoppages. If we are unable to obtain, extend or maintain the business license for any of our plants, we would be required to cease operations there, which would materially adversely affect the results of operations. Our ability to obtain necessary permits and approvals for our manufacturing facilities may be subject to additional costs and possible delays beyond our initial projections. In addition, in order to demonstrate compliance with underlying permits, licenses or approvals, we are required to perform a considerable amount of monitoring, record-keeping and reporting and may incur material costs or liabilities in connection with any violations, or in connection with remediation at our sites or certain third-party manufacturing sites if we are found liable in relation thereto.

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

New environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments in Israel, and India (Gujarat) could require us to make additional unforeseen expenditures. These expenditures and other costs for environmental compliance could have a material adverse effect on our business’s results of operations, financial condition and profitability. The range of reasonably possible losses from our exposure to environmental liabilities in excess of amounts accrued to date cannot be reasonably estimated at this time. For example, recently the Israeli Ministry of Environmental Protection added to the requirements involved in extending our ability to hold certain materials conditioned on cyber security investments.

In addition, our manufacturing, distribution, and other facilities are subject to health and safety regulations. Although we introduced safety rules and procedures at all our facilities and provide safety training to our employees and contractors on a regular basis, breaches of such safety measures have occurred in the past and may occur in the future. If our employees or contractors do not follow and we do not successfully enforce the safety procedures established in our facilities or otherwise do not meet the relevant laws and standards, our employees or contractors may be subject to work-related injuries. As a result, we and our officers and directors could be subject to claims, fines, orders and injunctions due to workplace accidents involving our employees or contractors. Although we maintain workers’ compensation and liability insurance, it may not provide adequate coverage against potential liabilities and can expose us, our directors and officers to administrative and criminal proceedings.

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

From time to time, we are subject to litigation, disputes, or other proceedings, which could result in unexpected expenses and time and resources that could have a materially adverse impact on our results of operation, profit margins, financial condition, and liquidity.

We are currently involved in several legal disputes, including against certain fabricators (our customers) and their employees in Israel, Australia, and the United States, as well as against our former workers, as further detailed in “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” In addition, from time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including contract law, intellectual property rights, employment, product liability and warranty claims (including class actions), and claims related to modification and adjustment, or replacement of product surfaces sold.

The outcome of litigation and other legal matters is always uncertain, and the actual outcome of any such proceedings may materially differ from estimates. An adverse ruling in these proceedings could have a materially adverse effect on us. If we are unsuccessful in defending such claims or elect to settle any of these claims, we could incur material costs and could be required to pay varying amounts of monetary damages, some of which may be significant, and/or incur other penalties or sanctions, some, or all of which may not be covered by insurance. Although we maintain product liability insurance, we cannot be certain that our coverage, if applicable, will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. These material costs could have a materially adverse effect on our business, results of operations and financial condition.

Failure to meet ESG expectations or standards or a failure to effectively pursue our ESG goals could adversely affect our business, results of operations, financial condition, or stock price.

Environmental Social and Governance (or “ESG”) matters, including greenhouse gas emissions, diversity and inclusion, responsible sourcing, human rights, and corporate governance, have gained increased attention from regulators, customers and other stakeholders. In line with our commitment to ESG, as demonstrated by latest ESG report in 2023, we have established certain ESG goals; however, achieving these goals is not guaranteed and may be hindered by operational, regulatory, reputational, financial, legal, and other factors. Additionally, accounting standards and regulations surrounding ESG are subject to change and may result in additional costs for compliance. As the pathway towards achieving such evolving goals is uncertain, we may exert extensive efforts that would not yield our desired results or become a high financial burden. If we fail to meet ESG expectations, it could harm our reputation, negatively impact customer and talent retention, and lead to increased scrutiny from investors and authorities. Damage to our reputation could also reduce demand for our products and services and negatively impact our financial results.

Our operating results may suffer due to our failure to manage our international operations effectively or due to regulatory changes in foreign jurisdictions where we operate

Our products are sold in over 60 countries throughout the world, our raw materials, equipment, and machinery are acquired in different countries, our products are manufactured by us in Israel and India, and by our PBP across the world, while our global management operates from Israel. We are therefore subject to risks associated with having global operations, including risks related to complying with the law and regulations of various foreign governments and regulatory authorities. These laws and regulations may apply to us, our subsidiaries, individual directors, officers, employees, and agents, and may restrict our operations, trade practices, investment or acquisition decisions or partnership opportunities. Accordingly, our sales, purchases and operations are subject to risks and uncertainties, including, but not limited to:

•	fluctuations in exchange rates and currency exchange regulation;

•	fluctuations in land and sea transportation costs, as well as delays or other changes in transportation and other time-to-market delays, including as a result of strikes;

•	compliance with unexpected changes in regulatory requirements;

•	compliance with a variety of regulations and laws in each relevant jurisdiction;

•	difficulties in collecting accounts receivable and longer collection periods;

•	changes in tax laws and interpretation of those laws;

•	taxes, tariffs, quotas, custom duties, trade barriers and other similar restrictions on our sales, purchases and exports which could be imposed by certain jurisdictions;

•
negative or unforeseen consequences resulting from the introduction, termination, modification, or renegotiation of international trade agreements or treaties or the imposition of countervailing measures or antidumping duties or similar tariffs;

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions; and

•
economic changes, geopolitical regional conflicts, including military conflict in the Middle East and the invasion of Ukraine by Russia, terrorist activity, political unrest, civil strife, acts of war, strikes and other economic or political uncertainties.

Significant political developments could also have a materially adverse effect on us.

In the United States, due to our substantial sales, distribution, import and manufacturing operations, potential or actual changes in fiscal, tax and labor policies could have uncertain and unexpected consequences that materially impact our business, results of operations and financial condition.

Tariffs, taxes, or other trade barriers could require us to change manufacturing sources, reduce prices, increase spending on marketing or product development, withdraw from or not enter certain markets or otherwise take actions that could be adverse to us. The U.S. federal government may propose additional changes to international trade agreements, tariffs, taxes, and other government rules and regulations. These regulatory changes could significantly impact on our business and financial performance. For example, the expansive sanctions being imposed by the U.S., EU and other countries against Russia, and any proposed changes to the prior imposition of tariffs on imports from China, Mexico, India and others. Given the unpredictable nature of the U.S.-China relationship and its sizable impact on global economic stability, our business and operating success may be materially adversely affected if recent normalization attempts by these two countries do not endure and additional tariffs or other restrictions on free trade are imposed by either country. Any such changes may impact the level of free trade or tariff prices on goods imported into the United States. Moreover, changes in U.S. political, regulatory, and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our sales in the U.S.

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

As of March 1, 2024, the Kibbutz, together with Tene, being parties to a Shareholders Agreement, beneficially owned 14,029,494 constituting approximately 40.6% of our shares. Both the Kibbutz and Tene are deemed our controlling shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”). For more information, see “ITEM 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” Three members of our board of directors and a number of our employees are members of the Kibbutz, and we continue to have an operational and business relationship with the Kibbutz. Certain of these individuals also serve in different positions in the Kibbutz, including Chairman of the Kibbutz’s Economic Council and its Chief Financial Officer. Such individuals have fiduciary duties to both us and Kibbutz Sdot-Yam. As a result, our directors who are members of the Kibbutz may have real or apparent conflicts of interest on matters affecting both us and the Kibbutz and, in some circumstances, such individuals may have interests adverse to us. For example, in the annual general meeting of our shareholders held in December 2015, the Kibbutz opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees identified by the Kibbutz as independent. In addition, our chairman of the board of directors, also serve as partner in Tene. Since these individuals have fiduciary duties to both us and Tene, there may be real or apparent conflicts of interest in this respect as well. See “ITEM 6.A: Directors, Senior Management and Employees—Directors and Senior Management.”

Regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Our headquarters, research and development facilities and our manufacturing facility in Israel is located on lands owned or leased by the Kibbutz. We have entered into certain land use and other agreements with the Kibbutz pursuant to which the Kibbutz provides us with, among other things, a portion of our labor force, electricity, maintenance, security, and other services. We believe that such services are rendered to us in the normal course of business, and they represent at arm’s length terms. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations. Regulators and other third parties may question whether our agreements with the Kibbutz are in the ordinary course of our business and are no less favorable to us than if they had been negotiated with unaffiliated third parties. The tax treatment for these transactions may also be called into question, which could have a materially adverse impact on our operating results and financial condition. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Under Israeli law, our board, audit committee and shareholders may be required to reapprove certain of our agreements with Kibbutz Sdot-Yam every three years, and absence of such approval may expose us to liability and cause significant disruption to our business.

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

Our audit committee has determined that the terms of all the agreements entered between us and the Kibbutz are reasonable under the relevant circumstances. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.” The extension of our services agreement with the Kibbutz has been approved in 2021 under the Companies Law requirements and is subject to re-approval in 2024.

If the relevant corporate organs do not re-approve the agreements in accordance with the Companies Law, we will be required to terminate such agreements, which may expose us to damage claims and legal fees, and cause disruption to our business. In addition, we would be required to find suitable replacements for the services provided to us by the Kibbutz under the services agreement, which may take time, and we can provide no assurance that we can obtain the same or better terms with a third party than those we have agreed to with the Kibbutz.

Pursuant to certain agreements between us and Kibbutz Sdot-Yam, we depend on Kibbutz Sdot-Yam with respect to leasing the buildings and areas of our manufacturing facility in Israel.

Our Bar-Lev facility is leased from the Kibbutz pursuant to a land purchase and leaseback agreement effective as of September 1, 2012. The land purchase and leaseback agreements were simultaneously executed with a land use agreement pursuant to which the Kibbutz permits us to use the site for a period of ten years with an automatic renewal for an additional ten years unless we provide the Kibbutz two years’ advance notice that we do not wish to renew the lease. In 2021, the agreement was automatically extended for an additional ten-year period.

Our headquarters and R&D facilities remain in the Kibbutz, and are leased from the Kibbutz, pursuant to a land use agreement effective as of March 2012 for a period of 20 years. Pursuant to this agreement our headquarters must remain in the Kibbutz. As a result of these restrictions, our ability to move our Israeli headquarters elsewhere is limited. Our Sdot-Yam production facility ceased operations during 2023 as part of our operational restructuring plan announced in May 2023. Since then, we have been restoring the property, and begun marketing it in parcels for future sub-lease. Pursuant to our land use agreements, our ability to admit tenants requires the Kibbutz’s consent, which may limit our ability to effectively sublease and offset in whole or in part or land-use payments.

In addition, we entered into agreements with the Kibbutz with respect to our Bar-Lev and Sdot-Yam facilities, stating that in the event of a material change in the payments made by the Kibbutz to the Israeli lands administration (the “ILA”) or the Caesarea Development Corporation or changes in the market conditions, every three years the Kibbutz may appoint an independent appraiser to reassess the fees we agreed to pay to the Kibbutz in light of such changes. If an independent appraiser concludes that the fees payable by us to the Kibbutz for the Bar-Lev and Sdot-Yam facilities are below market, the Kibbutz can, in its sole discretion, adjust such fees to the market value with a binding effect on us. Such appraisal took place during 2021 and resulted in an increase of the lease fees. See “—Other factors impacting our results of operations— Agreements with Kibbutz Sdot-Yam.”

For more information with respect to our agreements with the Kibbutz, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Risks Related to our Ordinary Shares

The price of our ordinary shares may be volatile, and may be effected by expectations on our dividend payments and future impairments to our goodwill or other Intangible assets or other long-live.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially (as indeed occurred in recent years during which our share price declined) as a result of many factors, including but not limited to (i) actual or anticipated fluctuations in our results of operations; (ii) our financial performance and the expectations of market analysts; (iii) announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans; (iv) changes in the prices of our raw materials or the products we sell; (v) impact of regulatory changes on our industry (vi) our involvement in litigation, specifically for example, any adverse precedent set in Australia in connection with silica related claims; (vii) our sale of ordinary shares or other securities in the future; (viii) market conditions in our industry; (ix) changes in key personnel; (x) the trading volume of our ordinary shares; (xi) changes in the estimation of the future size and growth rate of our markets; (xii) changes in our board of directors, including director resignations; (xiii) actions of investors and shareholders, including short seller reports and proxy contests; (xiv) general economic and market conditions unrelated to our business or performance, such as increased shipping and handling markets, (xv)  amount or timing of any dividend payments and may decide to pay dividends in the future or lack thereof nor their applicable tax rate.

As per the U.S. GAAP (ASC 350), we are required to test our goodwill for impairment an annual basis or whenever indicators for potential impairment exist. We are operating as one reporting unit for goodwill testing purposes. Due to the Company’s market capitalization, higher interest rates and global slowdown in our markets, we conducted a goodwill impairment testing for the period ended December 31, 2022. As a result of this testing, we recorded an aggregate $44.8 million non-cash impairment charge related to goodwill in the fiscal year 2022. As of December 31, 2023, and 2022 our goodwill was fully impaired and the balance of the other intangibles was $8.8 million and $6.3 million, respectively. See also Note 7 to the financial statements included elsewhere in this annual report.

In addition, we tested our long-lived assets due to the same reasons mentioned above and the closure of our Sdot-Yam and Richmond Hill facilities. Such impairment test was in accordance with U.S. GAAP rules (ASC 360) and resulted in an impairment charge of $26.4 million and $28.5 million in 2022 and 2023, respectively. During 2023, we also recorded a right of use asset of $16.6 million related to Sdot Yam facility. See also Note 6 to the financial statements included elsewhere in this annual report. We are now taking steps to optimize Sdot-Yam “sub-leases” and realize the sale of our Richmond-Hill assets, including Real-estate, however our efforts may not be as successful as we plan.

This testing involves estimates and significant judgments by management. We believe our assumptions and estimates are reasonable and appropriate; however additional adverse changes in key assumptions, including a failure to meet expected earnings or other financial plans, unanticipated events and circumstances such as changes in assumptions about the duration and magnitude of increased supply chain and commodities costs and our planned efforts to mitigate such impacts, further disruptions in the supply chain, increases in tax rates (including potential tax reform) or a significant change in industry or economic trends could affect the accuracy or validity of such estimates and may result in an additional impairment. Any charge or charges could adversely affect our results of operations. See “Critical Accounting Estimates” in Item 5 herein for more information regarding goodwill and other long lived assets impairment testing. Therefore, although we have recorded said impairment charges this year, we cannot guarantee that we will not experience goodwill, other intangible assets or long-lived assets impairments in the future.

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

The price of our ordinary shares could also decline if one or more securities analysts downgrade our ordinary shares or if one or more of those analysts issue other unfavorable commentaries. The market price for our ordinary shares has been in the past, and may be in the future, materially and adversely affected by statements made in reports issued by short sellers regarding our business model, our management and our financial accounting. In the past, we have also faced difficulty accurately projecting our earnings and have missed certain of our publicly announced guidance. If our financial results for that period do not meet our guidance or if we reduce our guidance for future periods, the market price of our ordinary shares may decline. We have experienced in the past, and may experience in the future, a decline in the value of our shares as a result of the foregoing factors and the other various factors reflected in the Item. For example, during the second quarter of 2023, our share price dropped to an all-time low of US$ 3.53 per share.

ESG and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. We may face reputational damage in the event our corporate responsibility initiatives or objectives do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG score. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our ordinary shares from consideration by certain investors. The ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks. See also “—Failure to meet ESG expectations or standards or achieve our ESG goals could adversely affect our business, results of operations, financial condition, or stock price.”

The substantial share ownership position of Kibbutz Sdot-Yam and Tene will limit your ability to influence corporate matters.

As of March 1, 2024, the Kibbutz and Tene beneficially owned 14,029,494 ordinary shares constituting 40.6% of our outstanding ordinary shares. As a result of this concentration of share ownership and their voting agreement described above, the Kibbutz and Tene are considered controlling shareholders under the Israeli Companies Law, and, acting on their own or together, will continue to have significant voting power on all matters submitted to our shareholders for approval. These matters include:

•	the composition of our board of directors (other than external directors);

•	approving or rejecting a merger, consolidation, or other business combination; and

•	amending our articles of association, which govern the rights attached to our ordinary shares.

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

The market price of the Company’s ordinary shares could be negatively affected by future sales of our ordinary shares.

As of March 1, 2024, we had 34,536,236 shares outstanding. This included approximately 14,029,494 ordinary shares, or 40.6% of our outstanding ordinary shares, beneficially owned by the Kibbutz and Tene, which can be resold into the public markets in accordance with the restrictions of Rule 144, including volume limitations, applicable to resales by affiliates or holders of restricted securities.

Sales by our major shareholders, the Kibbutz, Tene or other large shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could materially impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

As of March 1, 2024, 5,775,000 ordinary shares were reserved for issuance under our 2011 option plan and our 2020 Share Incentive Plan of which options to purchase 2,641,550 ordinary shares were outstanding, with a weighted average exercise price of $7.49 per share, and 71,676 restricted stock units (“RSUs”) were outstanding. To the extent they are covered by our registration statements on Form S-8, these shares may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

Our articles of association designate the federal district courts of the United States as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders.

Our articles of association provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. We note that investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our articles of association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our articles of association described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of Nasdaq. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings. Whereas under the listing rules of the Nasdaq Stock Market, a quorum requires the presence, in person or by proxy, of holders of at least 331/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

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

Risks Relating to our Incorporation and Location in Israel

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

Important aspects of our operations are conducted in or managed from Israel, and a majority of the members of our board of directors and management as well as a many of our employees and consultants and customers and consumers, are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on the Company and its ability to effectively conduct its operations. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities.  Such clashes may escalate in the future into a greater regional conflict.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. 42 of our employees and in Israel have been called for reserve duties, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas, as well as the other pending or future armed conflicts in which Israel is or may become engaged, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and the results of operations. Additionally, the absence of employees of our Israeli suppliers and contract manufacturers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to customers.

The hostilities with Hamas, Hezbollah and other organizations and countries have included and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damage incurred by us could have a material adverse effect on our business. In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products and provide our services to companies and customers in these countries. In addition, there have been increased efforts by activists and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision with the proceedings themselves may have a reputational adverse effect on Israeli brands, and so on our results. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as the ICJ rulings and future rulings and orders of other tribunals against Israel (if handed), may materially and adversely impact our ability to sell and provide our products and services outside of Israel.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we have experienced in the past and may experience in the future delays in obtaining raw materials and other products upon which we rely, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs.  The risk of ongoing supply disruptions may further result in delayed deliveries of our products. See “Adverse global conditions, including macroeconomic slowdowns or even recessions and the geopolitical instability, may negatively impact our financial results.”

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Effective as of January 1, 2011, the Investment Law was amended (“Amendment No. 68” or the “2011 Amendment”). Under Amendment No. 68, the criteria for receiving tax benefits were revised. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible to be included in future Israeli tax benefit programs. We may lose all our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA). We do not foresee such circumstances as probable in the coming years. From 2017 onward, our current Preferred, the tax rate for the portion of our income related to the Bar-Lev manufacturing facility was reduced to 7.5% and Sdot-Yam tax rate 16%. During 2023 the company launched a restructuring plan, closing Sdot-Yam manufacturing facility, resulting future tax benefits to be received only from income relates to the Bar-Lev manufacturing facility.

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

The amendment to the Investment Law stipulated those investments in subsidiaries, including in the form of acquisitions of subsidiaries from an unrelated party, may also be considered as a deemed dividend distribution event, increasing the risk of triggering a deemed dividend distribution event and potential tax exposure. The ITA’s interpretation is that this provision applies retroactively to investments and acquisitions made prior to the amendment.

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

Our articles of association provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain a favorable judicial forum for disputes with, us and our directors, officers and other employees.

Unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in our articles of association will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules, and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

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

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable a merger transaction, or an acquisition of all or a significant portion of our shares.

Provisions of Israeli law, including the Companies Law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•	the Companies Law regulates mergers and requires that a tender offer be affected when more than a specified percentage of shares in a company are purchased;
•
the Companies Law requires special approvals for certain transactions involving directors, officers or certain significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;
•
an amendment to our articles of association will generally require, in addition to the approval of our board of directors, a vote of the holders of a majority of our outstanding ordinary shares entitled to vote and present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as increases to the size of the board of directors and the ability for the board of directors to effect vacancy appointments, requires a vote of the holders of at least 65% of the total voting power of our shareholders; and

•	our articles of association provide that director vacancies may be filled by our board of directors.

Israeli tax considerations may also make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of up to two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association—Acquisitions under Israeli law.”

Under Israeli law, our two external directors have terms of office of three years and may serve up to three terms. Our current external directors have been elected by our shareholders to serve for a second term of a three-year term commencing December 1, 2023.

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

If we are considered to have sizable market power under Israeli law, we could be subject to certain restrictions that may limit our ability to freely conduct our business to which our competitors may not be subject.

Under the Israeli Economic Competition law (formerly, the Restrictive Trade Practices Law, 1988) (the “Israeli Competition Law”), a company that holds significant market power in a relevant market, is subject to certain business practices, designed against its abuse of its market powers.  If we are indeed deemed to have major market share, a sizable market power and the relevant regulator believes we have abused our position in the market by, it could serve as prima facie evidence in private actions or class actions against us alleging that we have engaged in anti-competitive behavior. Furthermore, the Commissioner may order us to take or refrain from taking certain actions, which could limit our ability to freely conduct our business.

Sales in Israel accounted for approximately 4% of our revenues in 2023. We have a significant market position in certain jurisdictions outside of Israel and cannot assure you that we are not, or will not become, subject to the laws relating to the use of dominant product positions in particular countries, which laws could limit our business practices and our ability to consummate acquisitions.

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

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess strategic, managerial, sales, marketing, operational, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. There have been, and from time to time, there may continue to be, changes in our management team resulting from the hiring or departure of executives and key employees, or the transition of executives within our business. For example, Mr. Shiran replaced Yuval Dagim as our Chief Executive Officer on March 16, 2023, and six of our current 14 members of the management team have joined since such date. Such changes and transitions in our executive management team may divert resources and focus away from the operation of our business. Furthermore, in recent years we experienced a trend of relatively high turnover in some sites and roles.

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

The market for qualified personnel is competitive in the geographies in which we operate. Moreover, the COVID-19 pandemic has also caused a shift to virtual or hybrid recruiting and employment, which has increased the difficulty in timely attracting new employees, integrating, and introducing them into our corporate culture and retaining them for the longer term. Companies with whom we compete have expended and will likely continue to expend more resources than we do on employee recruitment and are often better able to offer more favorable compensation and incentive packages than we can. We seek to retain and motivate existing personnel through our compensation practices, company culture, and career development opportunities.  If we are unable to attract and retain qualified personnel when and where they are needed, our ability to operate and grow our business could be impaired. Moreover, if we are not able to properly balance investment in personnel with sales, our profitability may be adversely affected.

In addition, factors beyond our control may damage or disrupt the ability of our senior management or key employees to perform their critical roles in the Company.

ITEM 4: Information on the Company

A.	History and Development of the Company

Our History

Caesarstone Ltd. was founded in 1987 and incorporated in 1989 in the State of Israel. We began as a leading manufacturer of high-end quartz based engineered surfaces used primarily as countertops in residential and commercial buildings, and we are now a global multi material, multi-application designer, producer, and reseller of surfaces. We design, develop produce and source engineered stone, natural stone and porcelain products that offer aesthetic appeal and functionality through a distinct variety of colors, styles, textures, and finishes used primarily as countertops surfaces, vanities, and other interior and exterior spaces.

Our products are currently sold in over 60 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. We acquired the businesses of our former Australian, Canadian, U.S. and Singaporean distributors, and established such businesses within our own subsidiaries in such countries. In March 2012, we listed our shares on the Nasdaq Global Select Market. In 2017, we started selling our products in the U.K. directly through our U.K. subsidiary, Caesarstone (UK) Ltd. In October 2020, we acquired a majority stake in Lioli, an India-based producer of porcelain slabs, which also sells its porcelain products in India and other markets. In December 2020, we acquired Omicron, a premier stone supplier which operated several locations across Florida, Ohio, Michigan, and Louisiana. We now generate a substantial portion of our revenues in the United States, Australia, and Canada from direct distribution of our products. In July 2022, we also acquired our distributor in Sweden and established Caesarstone Scandinavia.

During 2023, our manufacturing network has been undergoing restructuring, with the focus of optimizing our global production footprint. As part of this strategic plan, we shifted our focus from production activities and discontinued production operations in our Sdot Yam, Israel, and Richmond Hill, GA, USA, production facilities.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2023, 2022 and 2021 amounted to $11.2 million, $17.8 million, and $31.5 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines. For additional information on our capital expenditures, see “ITEM 5.B: Liquidity and Capital Resources–Capital expenditures.”

B.	Business Overview

We are a multi material designer, producer and reseller of countertops used in residential and commercial buildings globally. Based on the Freedonia Report The global countertop industry generated approximately $160.6 billion in sales to end consumers in 2022 based on average installed price, which includes fabrication, installation and other service-related costs, as per the following charts:

The majority of our sales are at the wholesale level to fabricators and distributors and exclude fabrication, installation and other service-related costs.

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

Our products consist primarily of engineered stone fabrication and installation related services, natural stone and porcelain slabs that are currently sold in over 60 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. Our products are primarily used as indoor & outdoor kitchen countertops in the renovation and remodeling and residential construction end markets. Other applications for our products include vanity tops, back splashes, furniture, and other interior and exterior surfaces that are used in a variety of residential and non-residential applications. High quality engineered stone offers durability, non-porous characteristics, superior scratch, stains and heat resistance levels, making it durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Porcelain is characterized by its hardness and its stain resistance, as well as extreme heat and UV resistance. Through our design and manufacturing processes we can offer a wide variety of compositions, colors, styles, designs, and textures.

From 2010 to 2023, our revenue grew at a compound annual growth rate of 8.4%. From 2022 to 2023, our revenue decreased at an annual rate of 18.2%. In 2023, we generated revenue of $565.2 million, net loss of $107.7 million attributable to controlling interest, which included a one-time non-cash impairment charge of $47.9 million, an adjusted EBITDA loss of $9.4 million and adjusted net loss attributable to controlling interest of $46.4 million. Adjusted EBITDA and adjusted net income attributable to controlling interest are non-GAAP financial measures. See “ITEM 4.B: Information on the Company—Business Overview—Non-GAAP Financial Measures” below for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

Not as projected by the Freedonia report, our primary markets, and potentially engineered stone penetration have slowed down during 2023, which we believe is attributable to macroeconomics with higher global interest rates and inflation, as well as uncertainties relating to the changes in the Australian market that may further affect the realization of such projections during 2024.

Our Products

Our products are generally marketed under the Caesarstone brand. Currently, our porcelain products manufactured in India are marketed either under the Caesarstone brand, mainly for counter-top applications in selected markets, and under the existing Lioli brand mainly for flooring and cladding applications. Most of our engineered stone and Porcelain products are installed as countertops in residential kitchens. Other applications of our products include vanity tops, back splashes, and exterior surfaces for outdoor kitchens. In addition, we sell natural stone, sinks and various ancillary fabrication tools and materials. Our standard size engineered stone slabs measure 120 inches long by 56 1/2 inches wide, with a thickness option of 1/2, 3/4, or 1 1/4 inches. Our jumbo slabs, constituting the majority of our products, measure 131 1/2 inches long by 64 1/2 inches wide, with a thickness of 3/4 or 1 1/4 inches. On average engineered stone surfaces are comprised on average of 85% minerals blended with polyester, and pigments. Our engineered stone products’ manufacturing processes and composition gives them superior strength and resistance levels to heat impact, scratches, cracks and stains. Pigments act as a dyeing agent to vary our products’ colors and patterns. Our standard size porcelain countertop slabs measure 126 inches long by 63 inches wide, 94.5 inches long by 47 inches wide and 47 inches by 47 inches mm, with a thickness of 1/2 inches, 1/3 inches and 1/4 inches, in a range of matt finishes. Porcelain surfaces are typically comprised of clay minerals, natural minerals, and additives, and offer non-porous characteristics as well as scratch and heat resistance.

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

Our product offerings consist of a few collections (Classico, Supernatural, Metropolitan, Outdoor and recently Porcelain), each of which is designed to have a distinct aesthetic appeal. We use a multi-tiered pricing model across our products and within each product collection ranging from lower price points to higher price points. Each product collection is designed, branded, and marketed with the goal of reinforcing our products’ premium quality.

We introduced our original product collection, Classico, in 1987. Launched in 2012, our Supernatural collection, which is marketed as specialty high-end, offers designs inspired by natural stone and which are manufactured using proprietary technology. In 2018, we launched our new Metropolitan collection, inspired by the rough and unpolished textures found in industrial architecture. In 2020, we introduced our Outdoor collection, an innovative product category, which comprises stain resistant surfaces, made of a highly durable material, proven to withstand UV-rays and the most extreme environmental conditions over a long term, intended for use in outdoor kitchens spaces. Following the Lioli Acquisition we began offering porcelain products as well for countertops as well as flooring and cladding applications.

We regularly introduce new colors and designs to our product collections based on consumer trends. We offer over 70 different colors of engineered stone products, with five textures and three thicknesses generally available for each collection.

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

Distribution

Our four largest markets based on sales are currently the United States, Australia (including New Zealand), Canada and Israel. In 2023, sales of our products in these markets accounted for 48.1%, 18.8%, 13.4% and 4.2% of our revenues, respectively. Total sales in these markets accounted for 84.2% of our revenues in 2023. For a breakdown of revenues by geographic market for the last three fiscal years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results.”

Direct Markets

We currently have direct sales channels in the United States, Australia, Canada, Israel, the United Kingdom (“U.K.”), Sweden (Scandinavia), India, and Singapore. Our direct sales channels allow us to maintain greater control over the entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers, fabricators, architects and designers regarding new developments in tastes and preferences, and have greater control over inventory management. Our subsidiaries’ warehouses in each of these countries maintain inventories of our products and are connected to each subsidiary’s sales department. We supply our products primarily to wholesalers, resellers and fabricators, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers. In certain market channels in the U.S., Canada Israel and Australia, we also provide, together with our products, fabrication and installation services, which we source from third party fabricators. We believe that our supply of a fabricated and installed Caesarstone countertop is a competitive advantage in such channels, which enables us to better control our products’ prices as well as to promote a full solution to our customers, while in some of these cases our products are sold under different brands.

During the second half of 2022, we made changes to our distribution strategic in the Israeli market, and began selling directly to major fabricators, in addition to selling through a handful of local distributers Although we still sell our products to distributors in this market, we consider this a direct market due to the warranty we provide to end-consumers, as well as our fabricator technical and health and safety instruction programs and our local sales and marketing activities. In the United States, Australia, Canada, the United Kingdom, Sweden (Scandinavia) and Singapore we have established direct distribution channels with distribution locations in major urban centers complemented by arrangements with various third parties, sub-distributors or stone suppliers in certain areas of the United States.

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

In most cases, we engage one or more distributors to serve a country or territory. Today, we sell our products in over 50 countries through third-party distributors, and to over 60 countries in total. Sales to third-party distributors in such indirect markets accounted for approximately 11% of our revenues in 2023. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, builders and contractors within their respective territory.

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

We do not control the pricing terms of our distributors or sub-distributors’ sales to customers, nor do we control their purchasing and inventory policy. As a result, prices for our products may vary and their inventory policies may affect their purchases.

Sales and Marketing

Sales

We manufacture or source our products based upon our rolling projections of the demand for our products.

From 2019 and through 2023, we operated under a regional structure which consists of North America, APAC, EMEA and Israel. Commencing 2024 each of our subsidiaries is responsible for its direct revenues, with the responsibility of the majority of third-party distribution partners handled by our Rest of World team.

We believe our products still have significant growth opportunities in the United States, Canada and Europe. For information on sales trends in the markets in which we operate, see “ITEM 5: Operating and Financial Review and Prospects—Components of statement of income”. In 2016, we established a direct sales channel in the United Kingdom and starting in January 2017 we have been selling and distributing our products in the U.K. directly through our U.K. subsidiary. In December 2020, we acquired Omicron, a premier stone supplier servicing the Florida, Ohio, Michigan, and Louisiana markets in the U.S. In July 2022, we acquired a leading distributor in Sweden, establishing first direct Go-To-Market presence in E.U. under Caesarstone Scandinavia AB. We intend to continue to invest resources to further strengthen and increase our penetration in our existing markets. We are also exploring alternative sales channels and methodologies to further enhance our presence in each market.

Marketing

We position our engineered stone, porcelain and natural stone surfaces as premium branded products in terms of their designs, quality and pricing. Through our marketing, we seek to convey our products’ ability to elevate the overall design and quality of an entire kitchen or other setting. Our marketing strategy is to deliver this message every time our end-consumers, customers, fabricators, architects and designers meet our brand. We also aim to communicate our position as a design-oriented global leader in engineered surfaces innovation and technology.

The goal of our marketing activities is to drive marketing and sales efforts across the regions, while creating demand for our products from end-consumers, kitchen and bath retailers, fabricators, contractors, architects and designers, which we refer to as a “push-and-pull demand strategy.” We combine both pushing our brand and products through all levels of the product supply chain while generating demand from end-consumers as a complementary strategy.

We implement a multi-channel marketing strategy in each of our territories and market not only to our direct customers, but to the entire product supply chain, including fabricators, developers, contractors, kitchen retailers, builders, architects and designers. Such marketing channels include, among others: advertisements in home interior magazines and websites, the placement of our display stands and sample books in kitchen retails stores and our company’s website and social media presence. We share professional knowledge with fabricators about our products and their capabilities, installation methods and safety requirements through manuals, seminars and webinars. In addition, our “Master of Stone” program operates as an online training platform, with content aimed at educating fabricators on the topics of Health & Safety, professional know-how and added value content for fabrication plant managers and making safety and professional working guidelines accessible to our fabricators worldwide.

Our marketing materials are developed by our global marketing department in Israel and are used globally, in addition to local marketing initiatives in the regions. In 2023, we spent $15.7 million on direct marketing and promotional activities.

Our digital platforms’ websites are a key part of our marketing strategy enabling us to create data-driven personal relationships, on and off site, in order to increase engagement and conversion to sale. Our websites enable our business partners, customers and end-consumers to view currently available designs, photo galleries of installations of our products in a wide range of settings, instructions with respect to the correct usage of our products and offer an innovative cutting-edge experience with rich content and interactive tools to empower and guide consumers at any stage of their renovation journey. We also conduct marketing activity in the social media arena mainly to increase our brand awareness among end-consumers, architects and designers.

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

Research and Development

Our research and development (“R&D”) department is primarily located in Israel. As of December 31, 2023, our corporate R&D department was comprised of 19 employees, all of whom have extensive experience in engineered stone and porcelain surface manufacturing, polymer science, engineering, product design and engineered surfaces applications. In 2023, R&D costs accounted for approximately 0.9% of our revenues.

The strategic mission of our R&D team is to develop and maintain innovative and leading technologies and top-quality designs, develop new and innovative products according to our marketing department’s roadmap, increase the cost-effectiveness of our manufacturing processes and raw materials, and generate and protect company intellectual property in order to enhance our position in the engineered stone surface industry. We also study and evaluate consumer trends by attending industry exhibitions and hosting international design workshops with market and design specialists from various regions.

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our direct markets, the warranty period varies. We provide end-consumers with various warranties depending on the relevant markets ranging from a ten-year limited warranty to limited lifetime warranties in selected markets such as the United States, Canada and Israel. In our indirect markets, end-consumers, warranty issues on our products are addressed by our local distributor. We provide all our distributors with a limited direct manufacturing defect warranty and our distributors are responsible for providing warranty coverage to end-customers. The warranties provided by our distributors vary in term. In our direct markets, following an end-consumer call, our technicians are sent to the product site within a short time. We provide readily accessible resources and tools regarding the fabrication, installation, care and maintenance of our products. We believe our comprehensive global customer service capabilities and the sharing of our service-related know-how differentiate our company from our competitors.

Raw Materials and Service Provider Relationships

Minerals, clay, polyester and pigment are the primary raw materials used in the production of our surfaces. We acquire raw materials from third-party suppliers. Suppliers ship raw materials for our engineered stone products and porcelain to our manufacturing facilities in Israel and India primarily by sea. Our raw materials are generally inspected at the suppliers’ facilities and upon arrival at our manufacturing facilities in Israel and the U.S. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. Our raw materials costs are also impacted by changes in foreign currency exchange rates.

Minerals are our main raw material component used in our engineered surface products. Raw minerals must be processed into finer grades of sand and powder before we can use them in our manufacturing process. We purchase minerals from our suppliers after some process. We acquire minerals from suppliers primarily in Turkey, Belgium, India, Portugal, the U.S. and Israel. In 2023, approximately 69% of our minerals, including mainly quartzite, which is used across all of our engineered stone products, was imported from several suppliers in Turkey. Approximately 63% of the imported minerals from Turkey (or 44% of our total direct mineral consumption) were acquired from Mikroman Madencilik San ve TIC.LTD.STI (“Mikroman”) and approximately 32% of the imported quartz from Turkey (or 22% of our total mineral consumption) were acquired from Ekom Eczacibasi Dis Ticaret A.Ş. (“Ekom”). In light of market volatility and our changing raw material needs, while we have long lasting mutually beneficial relationships with our suppliers, we do not currently have an annual framework agreement in place and are purchasing materials from them based on spot purchase orders.

Similar to our arrangements with Mikroman and Ekom described above, we typically transact business with other quartz suppliers and execute purchase orders from them from time to time.

In most cases, we acquire polyester from several suppliers, on an annual framework basis or purchase order basis based on our projected needs for the subsequent one to three months. Typically, suppliers are unwilling to agree to preset prices for periods longer than a quarter and suppliers’ prices may vary during a quarter as well.

Pigments for our engineered stone production in Israel are purchased from Israel and suppliers abroad. Pigments for our U.S. engineered stone production are primarily purchased from U.S. vendors.

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

See “ITEM 3.D. Key Information—Risk Factors—We may encounter significant delays in manufacturing if we are required to change the suppliers for the raw materials used in the production of our products.” For our cost of raw materials in 2023 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

Manufacturing and Facilities

Following the closure of our Sdot-Yam and Richmond-Hill facilities during 2023, our products are now manufactured at our two manufacturing facilities located in Bar-Lev Industrial Park in northern Israel, and in Morbi, Gujarat in India and by our third party PBP partners. We completed our Bar-Lev manufacturing facility in 2005, which included our then third production line, and we established our fourth production line at this facility in 2007 and our fifth production line at this facility in 2013. As part of the Lioli Acquisition, in 2020 we acquired a porcelain slab manufacturing facility, which is comprised of one production line currently in operation.

Finished slabs are shipped from our facilities in Israel and India, or from our PBP, to our distribution centers worldwide, to third-party distributors or directly to customers worldwide. For further discussion of our facilities, see “ITEM 4.D: Information on the Company—Property, plants, and equipment.”

The manufacturing process for our engineered products typically involves the blending of minerals (85% on average) with polyester and pigments. Using machinery acquired primarily from Breton, the leading supplier of engineered stone manufacturing equipment, together with our proprietary manufacturing enhancements, this mixture is compacted into slabs by a vacuum and vibration process. The slabs are then moved to a curing kiln where the cross-linking of the polyester is completed. Lastly, the slabs are gauged, calibrated and polished to enhance shine.

The manufacturing process for our porcelain products typically involves blending clay, natural minerals (such as feldspar) and chemical additives required for the shaping process. The multi-ingredient mixture is fed to a ball mill, together with water, to achieve fine grinding. The excess water is then removed, and the resulting powder is shaped into slabs. Slabs are first moved to dryers and then passed through a glaze line, where they are decorated with different applicators. Decorated slabs are passed through digital printing machines and then go into a curing kiln for the final firing process. Lastly, the slabs are gauged, calibrated and polished to enhance shine.

We maintain strict quality control and safety standards for our products and manufacturing processes both in our facilities as well as with our PBP. Our manufacturing facility in Israel holds ISO45001 safety certifications from The Standards Institution of Israel, while our facility in India, is in the process of obtaining the same certification from TUV).

In addition, since 2018 we have increased our outsourcing capabilities and currently purchase a portion of our product from our PBPs including natural stone, engineered stone, porcelain and ancillaries. We conduct quality control and quality assurance processes with respect to such products. In 2023, products produced by third parties accounted for approximately 22.4% of revenues, and we are aiming to increase purchases from PBPs in 2024. For more information, see ITEM 3.D: Key Information - Operational Risks.

Seasonality

For a discussion of seasonality, please refer to “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Factors impacting our results of operations” and “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Seasonality.”

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

The dominant surface materials used by end-consumers in each market vary. Our products compete with a number of other surface materials as well as similar materials offered by other producers and re-sellers. The manufacturers of these products consist of a number of regional as well as global competitors. Some of our competitors may have greater resources than we have and may adapt to changes in consumer preferences and demand more quickly, expand their materials offering, devote greater resources to design innovation and establishing brand recognition, manufacture more versatile slab sizes and implement processes to lower costs.

The engineered stone and porcelain surface market is highly fragmented and is also served by a number of regional and global competitors. We also face growing competition from low-cost manufacturers from Asia and Europe. Large multinational companies have also invested in their engineered stone and porcelain surface production capabilities. For more information, see “ITEM 3.D. Key Information—Risk Factors—We face intense competitive pressures from manufacturers of other surface materials, which could materially and adversely affect our results of operations and financial condition”

Information Technology Systems

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

We are implementing digitalization across our organization to better streamline processes and support our business strategy. We are investing in digital transformation projects to enhance consumer engagement and customer experience. Our technological and digital investments will be geared towards operational enhancements in inventory management and production, along with transforming our go-to-market tools. We seek to update our IT infrastructure to enhance our ability to prevent and respond to cyber threats and conduct trainings for our employees in this respect. For further details, see “ITEM 3.D. Key Information—Risk Factors—Disruptions to or our failure to upgrade and adjust our information technology systems globally, may materially impair our operations, hinder our growth and materially and adversely affect our business and results of operations.

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

Environmental and Other Regulatory Matters

Environmental and Health and Safety Regulations

Our manufacturing facility and operations in Israel, and our manufacturing facility in Gujarat, India are subject to numerous Israeli and Indian environmental and workers’ health and safety laws and regulations, respectively, and our supply chain operations are subject to applicable local laws and regulations. Laws and regulations govern, among other things, exposure to pollutants, protection of the environment; setting standards for emissions; generation, treatment, import, purchase, use, storage, handling, disposal and transport of hazardous wastes, chemicals and materials, including sludge; discharges or releases of hazardous materials into the environment, soil or  water; permissible exposure levels to hazardous materials; product specifications; nuisance prevention; soil, water or other contamination from hazardous materials and remediation requirements arising therefrom; and protection of workers’ health and safety.

In addition to being subject to regulatory and legal requirements, our manufacturing facilities in Israel and India operate under applicable permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards. Business licenses for our facility in Israel contain conditions related to a number of requirements, including with respect to dust emissions, air quality, the disposal of effluents and process sludge, and the handling of waste, chemicals and hazardous materials. The business license for our Bar-Lev plant is in effect until June 30, 2024, and the Company is in the process of seeking an extension. Our site in India has a Factory License which is a basic license issued by the Inspectorate of Factories, which is in effect until December 31, 2028. The site in India has also obtained a Consent to Operate (the “CTO”) from the State Pollution Control Board, which is a permit issued to any factory in India with all the compliance requirements related to environmental aspects, such as air emission, water and wastewater management, waste management. The CTO is valid until September 28, 2023, and following a renewal process we believe we are to receive an extended CTO in the coming weeks. We operate in Israel under poison permits that regulate our use of poisons and hazardous materials. Our current poison permits are valid until January 26, 2025, for Bar-Lev facility. Our site in India is required to comply with all applicable conditions, including with respect to water consumption, wastewater discharge, air emission monitoring and pollution control devices, hazardous wastes storage and disposal, specified in the CTO. In all our manufacturing facilities, we are implementing measures on an ongoing basis in order to achieve and maintain compliance with dust and styrene environmental and occupational emissions standards and to reduce such emissions to minimum thresholds.

Each of these permits, licenses and standards require a significant amount of monitoring, record-keeping and reporting in order for us to demonstrate compliance therewith.

Official representatives of the health and safety and environment authorities in Israel, and Gujarat visit our facilities from time to time, to inspect issues such as workplace safety, industrial hygiene, monitoring lockout tag out programs, exposure and emissions, water treatment, noise and others. Such inspections may result in citations, penalties, revocation of our business license or limitation or shut down of our facilities’ operations. It may also require us to make further investments in our facilities.

From time to time, we face environmental, health and safety compliance issues related to our manufacturing facilities:

•
Emissions - Israel. On March 2018 and later on December 2019 the IMEP issued additional terms for business license for the Bar-Lev facility, and the Company has implemented all the required terms, with certain implementing of cyber related requirements underway.  The IMEP closely monitors our Bar-Lev facility’s implementation of the additional terms and emissions, specifically of styrene. During July 2021, the Company received a warning letter from the IMEP in which our Bar-Lev plant was notified of violations of the Clean Air Act and the plant’s business license terms, following an unannounced styrene emission sampling that revealed several cases of deviations from the styrene emission standard under the Clean Air Act in Israel. The IMEP has ordered the Company to take corrective and preventive actions, including reducing the expected timeframe for installation of additional Regenerative Thermal Oxidizer (“RTO”) system and to implement a continuous (online) monitoring device on the Bar-Lev plant’s fence. We are cooperating with the IMEP and are currently in the process of implementing all its requirements and remaining additional terms, such process is currently behind schedule, since the current geopolitical circumstances in Israel prevents the arrival of experts needed to conclude the project. In February 2022, Israel adopted a long-term goal for the reduction of environmental styrene emissions. Although such goal is not expected to impact our current operations, the adoption of new regulations could create an additional burden for any future investment in our Israeli facilities. We are constantly in the process of taking the required corrective actions in order to comply with the business license terms, the styrene emission standard and the IMEP instructions.

•
Workers’ safety and health. The Israeli Ministry of Economics, Labor Division (“IMOE”) in Israel and the Indian Ministry of Labor and Employment, conduct audits of our plants, in which, among other things, they examine if there were any deviations from permitted ambient levels of RCS, styrene and acetone in the plants. We seek, on an ongoing basis, to continue reducing the level of exposure of our employees to RCS, styrene and acetone, while enforcing our employees’ use of personal protection equipment. A fatal accident occurred at the Company’s facility in Richmond Hill in February 2023. The accident was investigated by local law enforcement and OSHA and the matter is now closed.

•
Australian Market. On December 13, 2023, Australian federal, state and territory governments announced a joint decision to ban the use, supply and manufacture of engineered stone slabs containing crystalline silica (including our quartz-based products) in Australia. Subject to the formal adoption of the legislation and regulations, the ban will go into effect on July 1, 2024, in most Australian states and territories. While we disagree with this decision, we believe that the focus should be aimed at improving occupational health and safety, and has communicated its position to Australian governments, it is taking the necessary steps to ensure supply of alternative materials to its Australian customers in line with its high standards. This process may negatively impact our sales in the near-term in the Australian market, which accounted for approximately 18.8% of revenue during the fiscal year ended December 31, 2023.

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

Our non-GAAP financial measures, adjusted gross profit, adjusted EBITDA and adjusted net income (loss) attributable to controlling interest, have no standardized meaning and accordingly have limitations in their usefulness to investors. We provide such non-GAAP data because management believes that such data provides useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with similar measures used by other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management and our board assess our performance. The limitations of these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without reflecting all events during a period and may not provide a comparable view of our performance to other companies in our industry.

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

In arriving at our presentation of non-GAAP financial measures, we exclude items that either have a non-recurring impact on our income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude share-based compensation expenses to facilitate a better understanding of our operating performance, since these expenses are non-cash and accordingly, we believe do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements (both gain or loss) and loss contingencies, due to the difficulty in predicting future events, their timing and size;

•	Impairment expenses

•	material items related to business combination activities important to understanding our ongoing performance;

•	excess cost of acquired inventory;

•	expenses related to our share-based compensation;

•	significant one-time offering costs;

•	significant one-time non-recurring items (both gain or loss);

•	material extraordinary tax and other awards or settlements, both amounts paid and received; and

•	tax effects of the foregoing items.

	2023	2022	2021	2020	2019

Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$91,939	$163,245	$171,498	$133,942	$148,639
Share-based compensation expense (a)	95	315	321	416	285
Non-recurring import related income	—	—	—	—	(1,501)
Amortization of assets related to acquisitions	285	306	852	529	—
Non recurring items related to restructuring (b)	3,924	237	-	-	1,661
Other non-recurring items	(304)	-	—	—	—
Adjusted Gross profit	$95,939	$164,103	$172,671	$134,887	$149,084

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.

(b)
In 2023, reflects residual operating expenses related to Sdot-Yam after closing; In 2022, reflects workforce reduction and in 2019, reflects mainly one-time amortization of machinery equipment with no future alternative use, and one-time inventory write down due to discontinuation of certain product group manufacturing.

	2023	2022	2021	2020	2019
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(108,240)	$(56,366)	$17,889	$7,622	$12,862
Finance expenses (income), net	(1,069)	(3,079)	7,590	10,199	5,578
Taxes on income	21,281	758	1,950	4,700	6,243
Depreciation and amortization	30,007	36,344	35,407	29,460	28,587
Legal settlements and loss contingencies, net (a)	(4,770)	568	3,283	6,319	12,359
Contingent consideration adjustment related to acquisition	264	120	284	—	—
Share-based compensation expense (b)	1,025	1,502	1,845	2,858	3,632
Impairment expenses related to goodwill and long-lived assets	47,939	71,258	—	—	—
Non-recurring import related expense (income)	—	—	—	—	(1,501)
Acquisition-related expenses	-	80	—	921	—
Non recurring items related to restructuring (c)	4,438	684	-	-	1,286
Other non-recurring items	(304)	-	—	—	-
Adjusted EBITDA	$(9,429)	$51,869	$68,248	$62,079	$69,046

(a)	Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims, including related legal fees.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.

(c)
In 2023, related to long-lived assets impairment and restructuring expenses related to closure of Richmond plant, impairment and restructuring expenses related to Sdot Yam plant closure. In 2022, related to workforce reduction, in 2019, relates to non-recurring expenses related to North American region establishment, one-time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing.

	2023	2022	2021	2020	2019
Reconciliation of Net Income (loss) Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income (loss) attributable to controlling interest	$(107,656)	$(57,054)	$18,966	$7,218	$12,862
Legal settlements and loss contingencies, net (a)	(4,770)	568	3,283	6,319	12,359
Contingent consideration adjustment related to acquisition	264	120	284	—	—
Amortization of assets related to acquisitions, net of tax	2,142	2,084	2,391	446	—
Share-based compensation expense (b)	1,025	1,502	1,845	2,858	3,632
Non-cash revaluation of lease liabilities (c)	(1,556)	(9,527)	2,918	3,189	3,615
Non-recurring import related expense (income)	—	—	—	—	(1,501)
Impairment expenses related to goodwill and long-lived assets	47,939	71,258	—	—	—
Acquisition-related expenses	-	80	—	921	—
Non recurring items related to restructuring (d)	4,438	684	—	—	2,486
Other non-recurring items	(304)	—	—	—	—
Total adjustments before tax	49,178	66,769	10,721	13,733	20,591
Less tax on above adjustments (e)	(12,035)	(910)	1,054	4,488	6,729
Total adjustments after tax	$61,213	$67,679	$9,667	$9,245	$13,862
Adjusted net income (loss) attributable to controlling interest	$(46,443)	$10,625	$28,633	$16,463	$26,724

(a)	Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims, including related legal fees.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.

(c)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.

(d)
In 2023, related to long-lived assets impairment and restructuring expenses related to closure of Richmond and Sdot Yam plants. In 2022, related to workforce reduction, in 2019, relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, one time amortization of machinery equipment with no future alternative use.

(e)	Based on the effective tax rates of the relevant periods.

C.	Organizational Structure

The legal name of our company is Caesarstone Ltd.

Caesarstone was organized under the laws of the State of Israel. We have six direct wholly-owned subsidiaries: Caesarstone Australia PTY Limited, which is incorporated in Australia, Caesarstone South East Asia PTE LTD, which is incorporated in Singapore, Caesarstone (UK) Ltd., which is incorporated in the United Kingdom, Caesarstone Canada Inc., which is incorporated in Canada, Caesarstone Scandinavia AB, which incorporated in Sweden, and Caesarstone USA, Inc., which, together with its two wholly-owned subsidiaries, Caesarstone Technologies USA, Inc. and Omicron LLC, are incorporated in the United States. In addition, following the Lioli Acquisition, Caesarstone Ltd. holds a majority interest of Lioli, incorporated in India, and therefore is consolidating the results of its operations in our Consolidated Financial Statements.

We operate based on regional structure with teams in each of our mentioned subsidiaries.

D.	Property, Plants and Equipment

Our manufacturing facilities are located in Israel and India. The following table sets forth our most significant facilities as of December 31, 2023:

Properties	Issuer’s Rights	Location	Purpose	Size
Kibbutz Sdot-Yam(1)	Land Use Agreement	Caesarea, Central Israel	Headquarters, research and development center	Approximately 30,000 square meters of facility and approximately 48,000 square meters of un-covered yard*
Bar-Lev Industrial Park manufacturing facility(2)	Land Use Agreement & Ownership	Carmiel, Northern Israel	Manufacturing facility	Approximately 23,000 square meters of facility and approximately 50,000 square meters of un-covered yard**
Belfast Industrial Center (3)(4)	Ownership	Richmond Hill, Georgia, United States	Manufacturing facility	Approximately 26,000 square meters of facility and approximately 401,000 square meters of un-covered yard (excluding 56,089 square meters of wetland)
Bharat Nagar (5)	Ownership	Morbi, Gujarat, India	Manufacturing facility	Approximately 60,000 square meters of facility and approximately 55,000 square meters of open land, gas yard, effluent treatment plant, labor colony and roads
* Square-meter figures with respect to properties in Israel are based on data measured by the relevant municipalities used for local tax purposes.

** Square-meter figures based on data used by Israeli municipalities for local tax purpose is adjusted to reflect the property leased from Kibbutz Sdot-Yam as agreed between us and the Kibbutz during 2014. This does not include an additional 5,000 square meters adjacent to the manufacturing facility, which we acquired in December 2019.

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

(2)
We own 2,673 square meters of facility and 2,550 square meters of uncovered yard, and the remainder is leased pursuant to a land use agreement with Kibbutz Sdot-Yam entered into in March 2011, with a term of 10 years commencing in September 2012, which will be automatically renewed, unless we give two years’ prior notice, for an additional 10-year term. In 2021, the agreement was extended for an additional ten-year period. This agreement was executed simultaneously with the land purchase and leaseback agreement we entered into with Kibbutz Sdot-Yam, according to which Kibbutz Sdot-Yam acquired from us our rights in the lands and facilities of the Bar-Lev industrial center, under a long term lease agreement we entered into with the ILA on June 6, 2007 to use the premises for an initial period of 49 years as of February 6, 2005, with an option to renew for an additional term of 49 years as of the end of the initial period. For more information, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback.”

(3)
On September 17, 2013, we entered into a purchase agreement for the purchase of approximately 45 acres of land in Richmond Hill, Georgia, United States, comprising approximately 36.6 acres of upland and approximately 9 acres of wetland for our new U.S. manufacturing facility, the construction of which was completed in 2015. On June 22, 2015, we exercised a purchase option in the agreement and acquired approximately 19.4 acres of land, comprising approximately 18.0 acres of upland. On November 25, 2015, we entered into a new purchase agreement for the purchase of approximately 54.9 acres of additional land situated adjacent to the previously purchased land, comprising approximately 51.1 acres of upland. Consistent with our restructuring plan initiated in mid-2023, in December 2023 we announced the closure of its Richmond Hill manufacturing facility, effective mid-January 2024. This decision is expected to contribute savings of approximately $20 million annually by optimizing its manufacturing footprint.

(4)
In December 2014, we entered into a bond purchase loan agreement, were issued a taxable revenue bond on December 1, 2014, and executed a corresponding lease agreement. Pursuant to these agreements, the Development Authority of Bryan County, an instrumentality of the State of Georgia and a public corporation (“DABC”), has acquired legal title of our facility in Richmond Hill, in the State of Georgia, U.S., and in consideration leased such facilities back to us. In addition, the facility was pledged by DABC in favor of us and DABC has committed to re-convey title to the facility to us upon the maturity of the bond or at any time at our request, upon our payment of $100 to DABC. Therefore, we consider such facilities to be owned by us. This arrangement was structured to grant us property tax abatement for ten years at 100% and additional five years at 50%, subject to our satisfying certain qualifying conditions with respect to headcount, average salaries paid to our employees and the total capital investment amount in our U.S. plant. In December 2015, we entered into an additional bond purchase loan agreement with the Development Authority of Bryan County and were issued a second taxable revenue bond on December 22, 2015, to cover additional funds and assets which were utilized in the framework of constructing, acquiring and equipping our U.S. facility. If we were to expand our current U.S. facility, we would have been entitled to an additional taxable revenue bond and a corresponding property tax abatement. In 2017, we notified DABC that we will not be utilizing such additional bond at this time and, accordingly, it has expired.

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

For further discussion and details of the productive capacity of our facilities, see “ITEM 4.B: Information on the Company—Business Overview—Manufacturing and Facilities.” Various environmental issues may affect our utilization of the above-mentioned facilities. For further discussion, see “Item 4.B. Information on the Company—Business Overview—Environmental and Other Regulatory Matters—Environmental and Health and Safety Regulations” above.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2023, 2022 and 2021, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. See “ITEM 3.D: Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Company overview

We are a leading brand of high-end engineered surfaces used primarily as countertops in residential and commercial buildings. We design, develop and produce engineered stone and porcelain products that offer aesthetic appeal and functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, and other interior and exterior surfaces. Our high-quality engineered stone surfaces are marketed and sold under our premium Caesarstone brand. We have grown to become one of the largest global providers of engineered stone surfaces. Our products accounted for approximately 4.4% of global engineered stone by volume in 2022. Our sales in the United States, Australia (including New Zealand), Canada and Israel, our four largest markets, accounted for 48.1%, 18.8%, 13.4% and 4% of our revenues in 2023. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future. For further information with respect to our geographic concentration, see “ITEM 3.D: Key Information—Risk Factors—Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.”

Between 2010 to 2023, our revenue grew at a compound annual growth rate of 8.4% driven mainly by the continued quartz penetration and the Lioli and Omicron acquisitions, increased remodeling spending in all our top three markets and growth in the residential segment in the United States, our largest market. In addition, the portion of innovative designs within our offering increased over time. Our revenue trend reversed and revenues decreased by 18.2% during 2023. See “—Comparison of period-to-period results of operations—Year ended December 31, 2023, compared to year ended December 31, 2022—Revenues” for additional information.

During 2023, our gross margin decreased from 23.6% to 16.3% (our adjusted gross margin decreased from 23.8% to 17%), and our margin of net loss attributable to controlling interest was 19.0% compared to 8.3% in 2022 (the adjusted margin of net income (loss) attributable to controlling interest decreased from an adjusted net income of 1.5% in 2022 to an adjusted net loss of 8.2% over the same period).

Adjusted EBITDA margin decreased from a positive 7.5% to a negative Adjusted EBITDA of 1.7%.  We define each of such margins by dividing adjusted gross profit, adjusted EBITDA, and adjusted net income (loss) attributable to controlling interest, respectively, by revenues. Adjusted EBITDA, adjusted gross profit, and adjusted net income (loss) attributable to controlling interest are non-GAAP financial measures, see “ITEM 4.B: Information on the Company—Business Overview—Non-GAAP Financial Measures” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest. We attribute the decrease in the adjusted EBITDA margin mainly due to increased manufacturing costs per unit due to lower capacity utilization which resulted in lower fixed-costs absorption, increased logistics costs higher raw material prices, lower revenues offset by decrease in shipping prices and higher selling price.

Our mission is to be the first brand of choice for surfaces all around the world. We believe that a significant portion of our future growth will come from our U.S. market where we see the greatest growth opportunity. We believe that transitioning to direct sales will contribute to our future growth in the long term. We believe that in order to remain competitive in the long term, we will need to grow our business both organically and through acquisitions.

As part of the Company’s business growth strategy, strategic acquisitions are considered opportunities to enhance our value proposition through differentiation and competitiveness. In recent years and as further described below, we have successfully executed on this strategy, including our 2020 acquisitions of Lioli, an India-based developer and producer of porcelain countertop slabs with manufacturing facilities in Asia; Omicron, a premier stone supplier operating in several locations across the United States in Florida, Ohio, Michigan and Louisiana, which now operate as part of our United States operations; and Caesarstone Scandinavia a Swedish distributor. For more information, see “2020 Acquisitions” below.

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

•
Our revenues and results of operations traditionally exhibit some quarterly fluctuations as a result of seasonal influences which impact construction and renovation cycles. Due to the fact that certain of our operating costs are fixed, the impact of such fluctuations on our profitability could be material. We believe that the second and third quarters tend to exhibit higher sales volumes than the other quarters because demand for our surfaces and other products is generally higher during the summer months in the northern hemisphere with the effort to complete new construction and renovation projects before the new school year. Conversely, the first quarter is typically impacted by the winter slowdown in the northern hemisphere in the construction industry and might impact sales in Israel depending on the timing of the spring holiday a particular year. Similarly, sales in Australia during the first quarter are negatively impacted by fewer construction and renovation projects. The fourth quarter is susceptible to being impacted by the onset of winter in the northern hemisphere. These trends were not visible during 2023 which was affected by challenging macro-economic conditions impacting our revenues.

•
We conduct business in multiple countries in North America, South America, Europe, Asia-Pacific, Australia, and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S dollar, and to a lesser extent the Australian dollar, Canadian dollar, Euro and NIS. In 2023, 49.3% of our revenues were denominated in U.S. dollars, 18.8% in Australian dollars, 13.4% in Canadian dollars, 6.4% in Euros and 3.9% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and Euro, with a smaller portion in Australian dollars and Canadian dollars. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. We currently engage in derivatives transactions, such as forward contracts, to hedge against the risks associated with our foreign currency exposure. Our strategy to hedge our cash flow exposures involves consistent hedging of exchange rate risk in variable ratios up to 100% of the exposure over rolling 12 months. As of December 31, 2023, our average hedging ratio was approximately 9% out of our expected currencies exposure for 2023. As of December 31, 2023, we had total outstanding forward contracts with a notional amount of $21.2 million. These forward contracts were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was positive $0.5 million, which is included in our current assets and current liabilities, as of December 31, 2023. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. Our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income (loss). While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”.

Components of statements of income

Revenues

We derive our revenues from sales of engineered mineral surfaces their fabrication and installation services, and, to a lesser extent, other surfaces and ancillaries, mostly to fabricators and resellers in our direct markets and to third-party distributors in our indirect markets. The purchasers of our products in our non-direct markets are our third-party distributors who, in turn, fabricate or sell to local fabricators and re-sellers. Our direct sales accounted for 89% of our revenues, for the years ended December 31, 2023.

Revenue is recognized when a customer obtains control of promised goods or when services have been rendered in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

The warranties that we provide vary by market. In our indirect markets, we provide all our distributors with a limited direct manufacturing defect warranty. In all our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In our direct markets we provide end-consumers with a limited warranty on our products for varying applications and duration. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, included in our cost of revenues. Historically, warranty claims expenses have been low, accounting for approximately 0.2% of our total cost of goods sold in 2023.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2023		2022		2021
Geographical Region	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD
United States	48.1%	$271,647	49.5%	$342,293	47.4%	$305,353
Canada	13.4%	75,462	13.5%	93,377	13.1	84,467
Latin America	0.6%	3,285	0.6%	4,481	0.7	4,702
Australia (incl. New Zealand)	18.8%	106,223	16.8%	116,284	18.4	118,714
Asia	4.6%	25,959	5.0%	34,607	4.7	30,390
EMEA	10.6%	59,908	9.2%	63,320	9.4	60,836
Israel	4.0%	22,747	5.3%	36,444	6.1	39,430
Total	100.0%	$565,231	100.0%	$690,806	100%	$643,892

Revenue in 2023 was $565.2 million compared to $690.8 million in the prior year. On a constant currency basis, 2023 revenue was lower by 17% year-over-year, mainly due to lower volume resulting from macroeconomic headwinds and competitive pressures. The increase in 2022 revenues compared to 2021 on a constant currency basis was 10.8% and was mainly due to higher selling prices.

Revenues in the U.S. decreased by 20.6% in 2023 compared to an increase of 12.1% in 2022. The decrease in 2023 is mainly due to lower volume. The increase in 2022 was mainly due to higher prices.

Revenues in Canada decreased by 19.2% in 2023 mainly due to lower volume compared to an increase of 10.5% in 2022, representing a 16.1% decrease and 14.6% increase on a constant-currency basis, respectively.

Revenues in Latin America decreased by 26.7% in 2023 compared to a decrease of 4.7% in 2022.

Revenues in Australia decreased by 8.7% in 2023 compared to a decrease of 2% in 2022 mainly due to lower volume. On a constant currency basis, revenues in Australia decreased by 4.7% in 2023 and increased by 6.2% in 2022.

Revenues in Asia decreased by 25% in 2023 compared to an increase of 13.9% in 2022 mainly due to lower volume resulting from macroeconomic headwinds and competitive pressures. On a constant currency basis, revenues in Asia decreased by 26% in 2023 and increased by 15.3% in 2022.

Revenues in EMEA decreased by 5.4% in 2023 and increased by 4.1% in 2022 mainly due to lower volume resulting from macroeconomic headwinds and competitive pressures. On a constant-currency basis, revenue decreased in EMEA by 7.6% in 2023 and increased by 16.7% in 2022.

Revenues in Israel decreased by 37.6% in 2023 compared to a decreased of 7.6% in 2022. On a constant currency basis, revenues decreased by 31.4% in 2022 and by 4.5% in 2022. This decrease is attributable to the macroeconomic, competitive environments as well as the recent attack by Hamas and other terrorist organizations from the Gaza Strip.

For additional information, see “—Comparison of period-to-period results of operations—Year ended December 31, 2023 compared to year ended December 31, 2022—Revenues.” And “Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues”

Cost of revenues and gross profit margin

Our cost of revenues includes the cost of manufactured products sold as well as the cost of purchased products from third parties such as engineered stone, Porcelain, natural stone and other ancillary products. We experienced a decrease in costs that are connected with the global supply chain environment after their increase during 2022. The price of our main raw materials for engineered stone products, minerals and polyester, decreased during 2023. Approximately 30% of our cost of revenues (related to our manufactured products) consists of raw material costs. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our facilities but does not include the cost of raw materials used in the production of products produced by our PBPs. In addition, approximately 15.8% of our cost of revenues relates to products purchased from PBP. Our raw materials costs are also impacted by changes in foreign exchange rates. Our principal raw materials, minerals and polyester jointly accounted for approximately 70% of our total raw material cost in 2023. The balance of our cost of revenues consists primarily of manufacturing costs, related overhead and the cost of other products not manufactured by us. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the U.S. and Canada, we also incur fabrication and installation costs related to retail sales and other commercial building projects. In the case of our indirect distribution channels, we bear the cost of delivery to the seaport closest to our production plants and our distributors bear the cost of delivery from the seaport to their warehouses.

In 2023, approximately 69% of our total minerals including quartz were purchased from suppliers in Turkey, with the major part from Mikroman and Ekom.

Minerals (primarily quartz) accounted for approximately 38.2% of raw materials cost in 2023. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. In 2023 and 2022, the average cost of quartz decreased by 7.7% and increased by 17.9%, respectively.  The decrease in 2023 was primarily due to a decrease in shipping costs. Any future increases in the cost of minerals may adversely impact our margins and net income.

Given the significance of polyester costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in polyester prices, which generally correlate with benzine prices. In 2023, our average polyester costs decreased by approximately 31% as a result of decrease in energy prices and shipping costs. In 2022, our average polyester costs increased by approximately 23% as a result of unfavorable market conditions. Any future increases in polyester costs may adversely impact on our margins and net income.

We are exposed to fluctuations in the prices of pigments, although to a lesser extent than with polyester. For example, the cost of titanium dioxide, our principal white pigmentation agent, decreased in 2023 by approximately 28% due to decrease in energy prices and improved product sourcing, compared with an increase of 11% during 2022. Any future increases in pigments costs may adversely impact on our margins and net income.

The gross profit margins on sales in our direct markets are generally higher than in our indirect markets in which we use third-party distributors, due to the elimination of the third-party distributor’s margin. In many markets, our expansion strategy is to work with third-party distributors who we believe will be able to increase sales more rapidly in their market and be more cost effective than if we distributed our products directly. However, in several markets we distribute directly, including the United States, Australia, Canada and in the United Kingdom, Scandinavia, Singapore and India. In the future, we intend to evaluate other potential markets to distribute directly.

Research and development, net

Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all our research and development costs as incurred.

Selling and marketing

Selling and marketing expenses consist primarily of compensation and associated costs for personnel engaged in sales, marketing, distribution and advertising and promotional expenses. In 2023, our advertising and promotional expenses as well as marketing assistance expenses slightly increased in order to continue porcelain marketing efforts and maintain the Caesarstone brand. In 2022 expenses increased in connection with the increase in sales team, primarily in the U.S. and the launch of porcelain products globally.

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

Goodwill and long-lived assets impairment charges

Impairment of long-lived assets: in 2023 and 2022 year-ends, the Company identified indicators for impairment, among others, reduced demand due to global market conditions, lower utilization in certain plants, increased inflation and higher interest rates. Following these indicators and following the announcements on closures of Sdot Yam and Richmond Hill plants, and in accordance with ASC360, we recorded the following impairment expenses:

•	During 2022 - a property, plant and equipment expenses of $26.4 million related to Sdot Yam facility.

•
During 2023 - property plant and equipment expenses of $27.5 million related to Richmond Hill facility and $1.0 million related to Sdot Yam facility, and right of use assets impairment of $16.6 million related to Sdot Yam facility land use agreement.

Goodwill: As of December 31, 2023 and 2022 our goodwill was fully impaired. During the year ended December 31, 2022 the Company recorded goodwill impairment of $44.8 million.

See also Note 6 and Note 7 to our financial statements included elsewhere in this report.

Legal settlements and loss contingencies, net

Legal settlements and loss contingencies, net consists of expenses related to settlements expenses and estimated exposure not covered by our insurance applicable mainly to individual silicosis claims. We recorded $4.8 million of credit for these expenses in 2023, compared to $0.6 million of expenses in 2022, and $3.3 million in 2021. The change from 2022 to 2023 is mainly attributed to a reduction in estimates made by our legal counsel in light of certain court rulings, and also due to lower then estimated settlement amounts in Israel. See “—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Claim by former South African distributor”.

Finance (income) expenses, net

Finance expenses (income), net, consist primarily of bank and credit card fees, borrowing costs and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. The finance income during 2023 related mainly to exchange rate differences arising from changes in the value of monetary assets and monetary liabilities in Israel due to the strengthening of the USD against the NIS.

Corporate taxes

As we operate in multiple countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 24.5% in 2023, 1.4% in 2022 and 9.8% in 2021. In 2023 our effective tax rate is attributable mostly to taxable loss position in Israel and the United States for three consecutive years and as a result establishing full valuation allowance on the deferred tax assets, net. In 2022 and 2021 the lower effective tax rate is attributable mainly to taxable losses in certain entities and to deferred tax assets recorded to capture carry forward NOLs. See also note 12 to our financial statements included elsewhere in this report.

The standard corporate tax rate for Israeli companies was 23% in each of 2023, 2022, and 2021. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of origination.

Effective January 1, 2011, with the enactment of Amendment No. 68 to the Israeli Tax Law, both of our Israeli facilities operate under a consolidated “Preferred Enterprise” status. The “Preferred Enterprise” status provides the portion related to the Bar-Lev manufacturing facility with the potential to be eligible for grants of up to 20% of the investment value in approved assets and a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, 7.5% in 2017 onward. For the portion related to the Sdot-Yam facility, this status provides us with a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, which was 16% during the same period. During 2023, and as part of the company’s restructuring plan, the company closed Sdot-Yam manufacturing facility, ending future portion related to Sdot-Yam facility and reduced corporate tax rate applied to this income.

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

Net income (loss) attributable to non-controlling interest

In October 2020, we acquired a majority stake in Lioli and for the year ended on December 31, 2023, 39.6% of Lioli’s net income was attributed to its minority shareholders. In 2023, Lioli had a net loss of approximately $1.5 million.

Other factors impacting our results of operations

Share-based compensation

We recorded share-based compensation expenses of $1.0 million, $1.5 million and $1.8 million in 2023, 2022 and 2021, respectively, and expect to record $2.8 million over a weighted average period of 3 years from December 31, 2023. For more information, see also Note 13 to our financial statements included elsewhere in this report.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, the Kibbutz, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by the Kibbutz, we paid to the Kibbutz an aggregate of $10.2 million in 2023, $11.3 million in 2022 and $11.0 million in 2021 (excluding VAT).

For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Management Services Agreement with Tene

In November 2021, we entered into a management services agreement with Tene Growth Capital 3 Funds Management Company Ltd., the management company of the general partner of Tene Investment in Projects 2016, L.P., pursuant to which Tene Investment in Projects 2016, L.P. provides us with the services of an Executive Chairman of the Board (by Dr. Ariel Halperin), and regular business development advice services, for an aggregate annual management fee of NIS 750,000 plus VAT and expenses (excluding services of an additional director, Mr. Dori Brown, who no longer serves on our board).

For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Acquisitions

During 2022:

Magrab Acquisition On July 6, 2022, the Company completed the acquisition of 100% of the shares of Magrab Naturtsen AB ("Magrab"), a leading distributor in Sweden, establishing first direct go-to-market presence in E.U., for a total net consideration of approximately $2.2 million, with an additional considerations of up to approximately $1.5 million.

Comparison of period-to-period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2023		2022		2021
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)

Consolidated Income Statement Data:
Revenues:	$565,231	100%	$690,806	100%	$643,892	100%
Cost of revenues	473,292	83.7	527,561	76.4	472,394	73.4
Gross profit	91,939	16.3	163,245	23.6	171,498	26.6
Operating expenses:
Research and development, net	5,086	0.9	4,098	0.6	4,216	0.7
Selling and marketing	82,222	14.5	94,412	13.7	85,725	13.3
General and administrative	49,490	8.8	51,596	7.5	50,845	7.9
Impairment expenses related to goodwill and long lived assets	47,939	8.5	71,258	10.3
Legal settlements and loss contingencies, net	(4,770)	(0.8)	568	0.1	3,283	0.5
Total operating expenses	179,967	31.8	221,932	32.3	144,069	22.4
Operating income (loss)	(88,028)	(15.6)	(58,687)	(8.5)	27,429	4.3
Finance expenses, net	(1,069)	(0.2)	(3,079)	(0.4)	7,590	1.2
Income before taxes on income (loss)	(86,959)	(15.4)	(55,608)	(8.1)	19,839	3.1
Taxes on income	21,281	3.8	758	0.1	1,950	0.3
Net income (loss)	$(108,240)	(19.1)	$(56,366)	(8.2)	$17,889	2.8%
Net income (loss) attributable to non-controlling interest	(584)	0.1	688	0.1	(1,077)	(0.2)
Net income (loss) attributable to controlling interest	$(107,656)	(19.0)%	$(57,054)	(8.3)%	$18,966	2.9%

Year ended December 31, 2023, compared to year ended December 31, 2022

Revenues

Revenues decreased by $125.6 million, or 18.2%, to $565.2 million in 2023 from $690.8 million. The decrease in 2023 is mainly due to lower volume related to macroeconomic conditions including relatively high inflation and interest rate hikes across our main markets which resulted in lower demand for our products.

Cost of revenues and gross profit margins

Cost of revenues in 2023 amounted to $473.3 million compared to $527.6 million in 2022 as a result of lower revenues as mentioned above. Gross margins during 2023 decreased to 16.3% compared to 23.6% in 2022, as a result of increased manufacturing costs, due to lower capacity utilization which resulted in lower fixed-costs absorption, increase in logistics costs per unit, higher raw material prices offset by a decrease in shipping prices and favorable selling prices.

Gross profit decreased from $163.2 million in 2022 to $91.9 million in 2023, with a decrease in gross margin of 7.4%, from 23.6% in 2022 to 16.3% in 2023. The decrease in gross margin primarily reflects the increase in manufacturing costs due to lower capacity utilization which resulted in lower fixed-costs absorption, increase in logistics costs per unit higher raw material prices, offset by a decrease in shipping prices and favorable selling prices.

Operating expenses

Research and development. Research and development expenses remained relatively unchanged and amounted to $5.1 million in 2023 and $4.1 million in 2022.

Selling and marketing. Selling and marketing expenses decreased by $12.1 million, or 12.9%, to $ 82.2 million in 2023 from $94.4 million in 2022, stemming mainly from cost savings initiatives in our U.S. market related to lower volumes and lower labor expenses. Marketing expenses as a percentage of revenue increased from 13.7% in 2022 to 14.5% in 2023. In 2022 our advertising and promotional expenses as well as marketing assistance expenses increased mainly to support future growth in the U.S and to support porcelain launch.

General and administrative. General and administrative expenses (without impairment) decreased by $ 2.1 million, or 4.1%, to $49.5 million in 2023 from $51.6 million in 2022.

Legal settlements and loss contingencies, net. Legal settlements and loss contingencies, net, decreased by $5.3 million, from $0.6 million in 2022 to -$4.8 million in 2023. The change from 2022 to 2023 is mainly attributed a reduction in estimates made by our legal counsels in light of certain court rulings, and also due to lower then estimated settlement amounts in Israel.

Impairment of Goodwill and Long-lived assets. During 2023 and 2022, the Company performed impairment tests of its goodwill and indefinite-lived intangible assets and its long-lived assets which resulted in a pre-tax non cash impairment charge of $45.1 million and $71.3 million, respectively. The Company performed these tests after determining a triggering event had occurred, taking into consideration the impact of market capitalization, higher weighted average cost of capital (“WACC”), and deteriorating macroeconomic conditions, and the fact the company announced on closing of its Sdot Yam and Richmond Hill plants. In connection with the closure of our plants in Israel and in the U.S. the Company recorded $2.9 million restructuring expenses.

Finance (income) expenses, net

In 2023 the Company had finance income of $1.1 million, compared to finance income of $3.1 million in 2022. The difference was primarily a result of exchange rate differences arising from changes in the value of monetary assets and monetary liabilities in Israel due to the strengthening of the NIS against the USD.

Taxes on income

Taxes on income increased by $20.5 million to $21.3 million in 2023, from $0.7 million in 2022. Our effective tax rate was 24.5% in 2023 compared with 1.4% in 2022. This was mostly due to taxable loss position in Israel and the United States for three consecutive years and as a result deleting the related deferred tax assets.

Net income (loss) attributable to non-controlling interest

In 2023, net loss attributable to non-controlling interest amounted to $0.6 million. In 2022, net income attributable to non-controlling interest amounted to $0.7 million.

Year ended December 31, 2022, compared to year ended December 31, 2021

For a comparison of the years ended December 31, 2022, and 2021, see “ITEM 5.A. Operating and Financial Review and Prospects—Operating Results—Year ended December 31, 2022 compared to year ended December 31, 2021” included in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 15, 2023, which comparative information is herein incorporated by reference.

Seasonality

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. We believe that traditionally the second and third quarters of the year exhibits higher sales volumes than other quarters because demand for mineral surface products is generally higher during the summer months in the northern hemisphere, when the weather is more favorable for renovation projects and new construction, as well as the impact of efforts to complete such projects before the beginning of the new school year. Conversely, the first quarter is impacted by a slowdown in new construction and renovation projects during the winter months in the northern hemisphere. Similarly, sales in Australia during the third quarter are negatively impacted due to fewer construction and renovation projects.

During periods of economic slowdown, seasonality trends might not manifest as was the case in 2023 results.

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

Our inventory strategy is to maintain sufficient inventory levels to meet anticipated customer demand for our products. Our inventory is significantly impacted by sales in the United States, Australia and Canada, our largest markets, due to the 40-120 days required to ship our products to these locations from Israel or other production sources. We continue to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process.

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

The Company’s material cash requirements include the following contractual and other obligations:

Leases

The Company has lease arrangements for certain equipment and facilities, including for manufacturing, logistics and offices. As of December 31, 2023, the Company had lease payment obligations of $138.1 million, with $26.0 million payable within 12 months.

Purchase Obligations

As of December 31, 2023, the Company had manufacturing equipment and raw material purchase obligations of $18.6 million all payable within 12 months. The Company’s purchase obligations are primarily noncancelable.

Debt

As of December 31, 2023, the Company had outstanding bank credits and debts of an aggregate principal amount of $5.1 million all payable within 12 months. Future interest payments associated with the these amounts total $0.5 million, all payable within 12 months.

See also Note 8 and Note 15 to the financial statements included elsewhere in this report.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars)
Net cash provided (used) by operating activities	$66,529	$(23,311)	$20,684
Net cash used in investing activities	(40,526)	(7,285)	(34,885)
Net cash provided (used) by financing activities	(23,779)	9,156	(25,254)

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

Cash provided by operating activities increased during 2023 by $89.8 million from ($23.3) million to $66.5 million, mainly due to lower Inventory levels, lower raw material and shipping costs and an impact of the Sdot Yam plant closure during 2023.

Cash used in operating activities decreased in 2022 by $44 million from $20.7 million to cash used $23.3 million mainly due to decrease in trade payables by $49.3 million during 2022 compared to an increase by $46.1 million during 2021, and impairment of long-term assets by $71.3 million during 2022. During 2022 our working capital increased as a result of higher inventory levels resulting from higher raw materials and shipping costs slightly offset by improved collection from customers.

Cash used in investing activities

Net cash used in investing activities for the years ended December 31, 2023, 2022 and 2021 were $40.5 million, $7.3 million, and $34.9 million, respectively. In 2023, investing activities included $36.5 million of investing in short-term bank deposits, $11.2 million of capital expenditure offset by $7.1 million proceeds from sales and maturity of marketable securities. In 2022, investing activities included $17.8 million of capital expenditure and $ 2.2 million of cash consideration paid for the Magrab Acquisition, offset by $12.4 million proceeds from securities. In 2021, investing activities included $31.5 million of capital expenditures, and $1.3 million of investment in marketable securities.

Cash used in financing activities

Net cash used in financing activities for 2023 was $23.8 million, which included repayment of a bank credit in the same amount. Net cash provided from financing activities for 2022 was $9.2 million, which included $18.6 million short term loans receipts from banks offset by an $8.6 million dividend payment to stockholders. Net cash used in financing activities for 2021 was $25.3 million, which included a $11.8 million bank credit repayment, $10.7 million of dividends paid, and $1.3 million of repayment of a financial leaseback arrangement related to our Bar-Lev facility.

Credit facilities

As of December 31, 2023, we had a bank debt from commercial banks in India, in the amount of $7.2 million, presented in long-term and short-term liabilities, including a utilized credit line of $2.8 million bearing interest at the rate in a range of 8.8% to 9.45% (linked to MCLR/T-Bill) per annum. As of December 31, 2022, we had a long-term bank debt from commercial banks in India, as a result of the Lioli Acquisition, in the amount of $6.6 million, presented in short-term liabilities, together with a credit line of $2.7 million bearing interest at the rate equal to 7.4% per annum equal to MCLR+0.20%. The bank debt is to be repaid on a monthly basis through 2025. While the loan is outstanding, Lioli is subject to certain covenants including, among others, limiting its ability to divest assets, pay dividends, borrow additional funds and place other encumbrances on its assets. The loan agreement with the bank in Lioli contains customary covenants. Lioli is in compliance with the requirement of the financial covenants under the agreement of own capital contribution. The Loan Agreement also contains certain customary negative covenants that require Lioli to refrain from certain actions unless the bank’s consent is obtained. Lioli debt is secured by an SBLC from Caesarstone and floating charge on all of Lioli’s assets.

In addition, Lioli was provided with a shareholder’s loan by all its shareholders (including its minority shareholders). Such loan is denominated in INR and amounts to $3.9 million, including the approximately $3.4 million that the Company extended during 2021 in part in accordance with the terms of the Lioli Acquisition, and which was used to repay certain selling shareholders. The loan bears an interest rate per annum equal to Libor rate plus 4.5% and is to be repaid during the third quarter of 2025.

During 2022, we secured a $30 million credit line in from and Israeli bank, which we have not utilized during 2023, and the credit line agreement expired during July 2023.

In addition, we had long-term and short-term debt related to the Bar-Lev sale and lease-back transaction with the Kibbutz, fully repaid during 2022.

As of December 31, 2023, we had short term line of $12 million from banks in India, of which 7.2 million were utilized as of December 31, 2023.

See also Note 8 and Note 15 to the financial statements included elsewhere in this report.

Capital expenditures

Our capital expenditures mainly included the expansion, improvement and maintenance of our manufacturing capacity and capabilities, expansion on our north America distribution network and investment and improvements in our information technology systems. In 2023, 2022 and 2021 our capital expenditures were $ 11.2 million, $17.8 million, and $31.5 million, respectively. For more information, see “Item 4.A. Information on the Company –Principal Capital Expenditures”.

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

The transaction was not qualified as “sale lease-back” accounting under both ASC 840 and ASC 842 and the Company recorded the entire amount received as consideration as a liability. This liability was matured at August 31, 2022.

C.	Research and Development, Patents and Licenses

Our R&D department is located in Israel. As of December 31, 2023, our corporate R&D department was comprised of 17 employees, all of whom have extensive experience in engineered stone surface manufacturing, polymer science, engineering, product design and engineered stone surface applications. In addition, our R&D for porcelain manufacturing is conducted by two dedicated employees located in India, whose activities are supported by the R&D department in Israel. In 2023, research and development costs accounted for approximately 0.9% of our revenues, and in 2022 and 2021, research and development costs accounted for approximately 0.6% and 0.7% of our revenues, respectively.

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

Research and development expenses were $5.1 million, $4.1 million and $4.2 million in 2023, 2022 and 2021, respectively.

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

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could have a materially adverse effect on our reported results.

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

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time, or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

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

We apply the following five steps in accordance with ASC 606:

(1)          identify the contract with a customer: A contract is an agreement between two or more parties that creates enforceable rights and obligations. In evaluating the contract, we analyze the customer’s intent and ability to pay the amount of promised consideration (credit risk) and consider the probability of collecting substantially all the consideration. We determine whether collectability is reasonably assured on a customer-by-customer basis pursuant to various criteria including our historical experience, credit insurance results and other inputs.

(2)          identify the performance obligations in the contract: At a contract’s inception, we assess the goods or services promised in a contract with a customer and identify the performance obligations. The main performance obligation is the delivery of our products.

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

Following the closure of Sdot Yam plant, we evaluated our right of use asset resulted from non-cancelable lease agreement effective through 2032. Based on future estimated sublease we recorded an impairment of $16,6 million during 2023.

See Note 2 and Note 10 to our Consolidated Financial Statements for the year ended December 31, 2023 for further information regarding leases.

Allowance for credit loss

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any substantial losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for credit loss for estimated losses from the inability of our customers to make the required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate, which might impact its ability to make payment, then additional allowances may be required. Provisions for credit loss are recorded in general and administrative expenses. Our allowance for credit loss was $12.2 million, $9.8 million and $9.0 million as of December 31, 2023, 2022 and 2021, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and of raw materials. Inventories are valued at the lower of cost or net realizable value, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method which approximates actual cost on a weighted average basis. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and ageing. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory provisions are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, and net realizable value lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $27.4 million, $21.7 million, and $16.8 million as of December 31, 2023, 2022 and 2021, respectively.

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

We assess the impairment of goodwill of our reporting unit annually during the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than is carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. We have only one reporting unit because all our components have similar economic characteristic, and we determine its fair value based on fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital, see also Note 2l and 7 in our financial statements.

As of December 31, 2022, our goodwill and identifiable intangible assets totaled $0 million and $8.8 million, respectively. As of December 31, 2023, our goodwill and identifiable intangible assets totaled $0 million and $6.5 million, respectively. The decrease in intangible assets was mainly attributable to the amortization of intangibles assets related to the Lioli, Omicron and Magrab acquisitions.

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

As of December 31, 2023 and December 31, 2022, the Company identified indicators for impairment, among others, slowdown in demand due to global market conditions, lower production utilization in certain plants, increased inflation and higher interest rates. Following these indicators and in accordance with ASC360, we recorded the following impairment expenses:

•	During 2022, property plant and equipment expenses of $26.4 million related to Sdot Yam facility.

•
During 2023, a property plant and equipment expenses of $27.5 million related to Richmond Hill facility and $1.0 million related to Sdot Yam facility, and right of use assets of $16.6 million related to Sdot Yam facility.

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

Business Combination

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair value. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require our management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired operations and other intangible assets, their useful lives and discount rates. Our management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from estimates. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Accounting for contingencies

We are involved in various product liability, commercial, environmental claims and other legal proceedings that arise from time to time in the course of business. We record accruals for these types of contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable. When accruing these costs, we will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, we accrue the minimum amount within the range. We record anticipated recoveries under the applicable insurance policies, in the amounts that are covered, and we believe their collectability is probable. Legal costs are expensed as incurred.

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

We file income tax returns in Australia, Canada, Israel, Singapore, England, India, Sweden and the United States. The Israeli tax authorities audited our income tax returns for the fiscal years leading up to and including 2019 and we were examined by the IRS in the United States for our income tax return for the fiscal years leading up to and including 2018. We may be further subject to examination in the other countries in which we file tax returns and for any subsequent years. Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such a determination is made. See also note 12 to our financial statements included elsewhere in this report.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers, their dates of birth and positions as of March 6, 2024, are as follows:

Name	Date of Birth	Position
Officers
Yosef (Yos) Shiran	March 26, 1962	Chief Executive Officer
Nahum Trost	September 24, 1978	Chief Financial Officer
David Cullen	April 10, 1959	Managing Director, APAC
Ken Williams	April 4, 1961	Managing Director, North America
Edward Smith	May 14, 1973	Managing Director, UK
Idit Maayan Zohar	November 11, 1972	Chief Marketing Officer
Amihai Seider	November 29, 1967	Vice President, Global Operations
Erez Margalit	July 14, 1967	Vice President, Global Research and Development
Ron Mosberg	December 15, 1979	General Counsel and Corporate Secretary
Lilach Gilboa	April 8, 1972	Vice President, Global Human Resources
Gilad Frenkel	October 25, 1969	Managing Director, ROW
José Luis Ramón	February 2, 1975	VP of Global Porcelain

Directors
Dr. Ariel Halperin(4)	March 18,1955	Chairman
Nurit Benjamini (1)(2)(3)(5)(6)	October 27, 1966	Director
Lily Ayalon(1)(2)(3)(5)(6)	June 17, 1965	Director
David Reis (5)	February 10, 1961	Director
Maxim Ohana	December 26, 1950	Director
Ronald Kaplan(3) (5)	August 15, 1951	Director
Ornit Raz (1)(2)(3)(5)	August 29, 1971	Director
Giora Wegman	December 14, 1951	Director
Tom Pardo Izhaki	June 3, 1983	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating committee.

(4)	Member of our strategy committee.

(5)	Independent under the Nasdaq rules.

(6)	External director under the Israeli Companies Law.

Executive Officers

Yos Shiran has been serving as our Chief Executive Officer since March 2022. Mr. Shiran’s previously held this position from January 2009 until August 2016. Mr. Shiran’s serves as co-founder and chief executive officer of SENSEQ Ltd. from September 2016, founder and Chairman of Elight Ltd. and co-founder and chairman of the board of Inflow Ltd. from January 2021. Before his initial term as Chief Executive Officer of the Company, Mr. Shiran was the chief executive officer and director of Tefron Ltd. (NYSE: TFR) from January 2001 until August 2008, and prior thereto served as chief executive officer of Technoplast Industries Ltd. from February 1995 until December 2000. Mr. Shiran has a B.Sc. in industrial engineering from Ben-Gurion University, Israel, and an MBA from Bar-Ilan University, Israel.

Nahum Trost has been serving as our Chief Financial Officer since September 2021. Mr. Trost served as our Director of Finance, leading corporate finance since 2014. Mr. Trost possesses over 20 years of experience in various financial roles, including extensive experience in financing, capital and accounting, primarily at companies with an international focus. Prior to joining us in April 2014, Mr. Trost served in various positions at Lumenis Ltd. and his last role was Vice President of Corporate finance. Mr. Trost also served as a CPA with Ernst & Young. He holds a bachelor’s degree in economics and accounting from the Haifa University, Israel, and a master’s degree in business economics from the Israeli Technological Institute Technion.

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

Edward Smith has been serving as Managing Director, UK since September 2023 previously, from 1994 to 2023 he held various positions within Saint-Gobain, including: Programme Director Jewson (from January 2019 to March 2023); MD George Boyd (from January 2017 to December 2022); Business Development Director Jewson (from January 2015 to Dec 2018); Area Director (from January 2013 to December 2015). Mr. Smith holds a BSC Hons degree in Environmental Biology from Sunderland University.

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

Lilach Gilboa has been serving as our Vice President, Human Resources since July 2023. This is her second tenure as our Vice President of Human Resources, as she previously held this position from January 2007 until December 2018. Prior to Ms. Gilboa’s current appointment, starting in 2020, she held the role of Global VP of Human Resources at Watergen Ltd., a global technology company in the field of water-from-air solutions. Previously, from 2019, she served as the Global Head of HR at Hazera Seeds Ltd., a biotechnology company. Before her initial term as our VP HR, Ms. Gilboa also served as our Human Resources Manager from 2003 to 2006. Before joining us in 2003, she served as the Human Resources Manager at Comverse Technology, Inc. (from 2002) and ECI Telecom (from 1997). She holds a master’s degree in organizational Sociology from Tel Aviv University, Israel, and a bachelor’s degree in organizational Behavior Studies from The College of Management Academic Studies, Israel

Amir Cahana has been serving as Managing Director, Israel from February 2022. Previously, from 2019, he has served as sales Director of Israel market. Prior to joining the Company, from 2017 to 2018, Mr. Cahana served as Israel Manager at Como, a SaaS company providing a platform for loyalty solutions for retailors chains. From 2002 to 2016, Mr. Cahana served in several trade and sales managing positions at CBC Group LTD (Coca-Cola Israel) including Immediate Consumption Channel Manager and Modern Trade Channel Manager. Mr. Cahana holds a B.A in Economics and Management from the Academic College of Tel Aviv-Jaffa and MBA from the Open University in Israel.

Gilad Frenkel has been serving as our Managing Director ROW since February 2024. Prior to Joining us from September 2020 to August 2023, he served as Chief Commercial Officer at Metzerplas, an innovative leader in production and design of drip irrigation systems and infrastructure pipes. Previously, from 2011 to 2020 Mr. Frenkel served as EVP Global Sales & Marketing at Avgol, a global leader in the manufacture of high-performance nonwoven materials for the Hygiene market. From 1995 to 2011, Mr. Frenkel held various senior positions at Nilit, an international market leader in manufacturing and marketing of nylon 6.6 (polyamide) fibers and thermoplastics, including in sales, marketing, business development and operation. Mr. Frenkel hold a degree in Industrial Engineering & Management from the Technion – Israel Institute of Technology.

José Luis Ramón has been serving as our Vice President Business Development since January 2024. Prior to joining us, from March 2020 to June 2023, he served as Chief Executive Officer at Neolith Group, a global company driving the sintered stone surfaces market with presence in more than 100 countries. From January 2016 to March 2020, he served as Vice President and General Manager for Industrial Printing Division at Electronics for Imaging, Inc. (Nasdaq: EFII), a global leader in digital printing technologies operating worldwide in multiple industries and headquartered at Silicon Valley, California US. Mr. Ramón, served previously at Cosentino Group as Corporate Chief Operating Officer from January 2005 to March 2015 (previously on different roles from June 2002); Cosentino is a family-owned corporation that produces and distributes high-value surfaces for the world of architecture and design, with multiple brands and omnichannel approach. Mr. Ramón held other executive, strategic adviser, and board director positions in other companies as well as diverse materials industry associations since 1999. Mr. Ramón holds a B.Sc. in Industrial Engineering, Mechanics & Materials by Polytechnic University of Valencia in Spain and an Executive master’s degree by IE Business School, Spain.

Directors

Dr. Ariel Halperin has been serving as our chairman of the board of directors since December 2016, after previously serving as our director between December 2006 to May 2013. Dr. Halperin is the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, since 2004 and is the founding partner in Tenram Investments Ltd. a private investment company engaged in domestic and foreign real estate investments since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement, serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Qnergy Inc., Gadot Chemical Terminals (1985) Ltd., Gadot Agro Ltd., Sharon-Laboratories Ltd., Questar Ltd. (formerly: Traffilog Ltd.)  and Designated Holdings Ltd. (Haifa Group Ltd). Dr. Halperin holds a B.A. in Mathematics and Economics and a Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

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

Lily Ayalon has been serving as our external director under the Companies Law since December 2020. Ms. Ayalon currently is a business consultant and serves on the board of directors for several companies (Discount Investments Corporation Ltd, Hertz Properties Group Limited, Westdale America Limited, Shikun & Binui ltd (until the end of 3/23), Alpa Cosmetics, Jewelry, Accessories (until the end of 4/23), Meitav ltd, Haifaport ltd). From 2010 to 2015, Ms. Ayalon served as the Senior Deputy Director General of the Government Companies Authority; from 2006 to 2009, she served as the Deputy Chief Executive Officer, CFO, and CEO of a subsidiary of the New Hamashbir Group Ltd.; from 2004 to 2006, she served as the Chief Financial Officer of Amot Investments. Ms. Ayalon is a certified public accountant and earned both a B.A. degree in accounting and economics and an M.B.A in finance from the Hebrew University of Jerusalem, Israel.

David Reis has been serving as our director since October 2023. Additionally, he has been serving as a director of Stratasys Ltd. (Nasdaq: SSYS) since June 2013. During his tenure with Stratasys, he also served as vice chairman of the board of directors of Stratasys and as an executive director. Since 2017, Mr. Reis has served as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Seed X Inc. (since 2020) and a director at Scodix Ltd (since 2021). Mr. Reis served as the Chief Executive Officer of Stratasys from March 2009 until June 30, 2016. Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision, a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Mr. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Maxim Ohana has been serving as our director since October 2023. He has previously served as the Chairman of the Board from 2010 to 2013. Prior to that, Mr. Ohana served as chairman of the board of directors of the Economic Council, Kibbutz Sdot Yam from 2008 to 2012. From 2000 to 2008, Mr. Ohana served as Chief Executive Officer of Sdot-Yam Marble Floors Company (1995) Ltd. and from 1997 to 2000, he served as Chief Executive Officer of Hagor Industries Ltd. From 1993 to 1997, Mr. Ohana served as Chief Executive Officer of Cement Products Caesarea Ltd. and from 1990 to 1993, he served as Chief Executive Officer of Kibbutz Sdot Yam’s businesses and operations. Mr. Ohana holds a diploma in general studies from the Kibbutzim College of Education, Technology and the Arts (Seminar Ha’Kibbutzim), Israel

Ronald Kaplan has been serving as our director since December 2015. Mr. Kaplan has served as chairman of the board of directors of Trex Company, Inc. (NYSE: TREX), a major manufacturer of wood-alternative decking, railings and other outdoor items made from recycled materials, since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc., a manufacturer of bulk material handling systems. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Dr. Ornit Raz has been serving as our director since October 2023. Prior to that, Dr. Raz served as the Chief Executive Officer of ELA Beverage Containers Collection Corporation Ltd., the Israeli national recycling corporation from 2020 to 2023. From 2016 to 2020, Dr. Raz served as the Chief Executive Officer of the Israel Institute for Occupational Safety and Hygiene (a national statutory corporation); from 2016 to 2018 she served as Chairman of the Board of Directors of the Israeli Consumer Council (Government Companies Authority) from 2013 to 2015, she served as the Chief Executive Officer of Food Industries Association- Manufactures Association of Israel, and from 2007 to 2013, she served as the Chief Executive Officer of Israel Bio-Organic Agriculture Association. Dr. Raz holds an MSc and PhD from the Technion, Israel Institute of Technology, Faculty of Industrial Engineering Management, specializing in Behavioral and Management Sciences, and a Post Doctorate from the Massachusetts Institute of Technology, Sloan School of Management in Cambridge, Massachusetts, USA.

Giora Wegman has been serving as our director since October 2023. Mr. Wegman has served as the Chairman of Kibbutz Sdot Yam’s Economic Council since 2020; since 2010, Mr. Wegman has served as a director at Hatnuaa Emek Hefer Ltd. From 2010 to 2020, Mr. Wegman served as our Deputy Chief Executive Officer; from 2008 to 2010, he served as the Financial Manager of Kibbutz Sdot Yam and a member of the Board; from 1988 to 2006, Mr. Wegman held various positions with the Company, including Joint CEO, VP production and Production Manager, and before that he held various positions at Kibbutz Sdot Yam. Mr. Wegman holds a practical mechanical engineer degree from Ruppin College, Israel and a business administration degree from Tel Aviv University, Israel.

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

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock-based compensation, for the year ended December 31, 2023, was $6.5 million. This amount includes $0.7 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

CEO Compensation

Pursuant to the employment agreement we entered into with our Chief Executive Officer, Yos Shiran, dated March 9, 2023, and which was approved by our shareholders on October 30, 2023, Mr. Shiran’s terms of employment will be entitled to, among other things: (i) A monthly gross salary of NIS 214,000 (approximately $ 59,000) as well as customary social benefits and reimbursement of expenses; (ii) a signing bonus of up to NIS 1 million (approximately $260,000), of which NIS 500,000 was already paid, and NIS 500,000 of which will be paid on the first anniversary of his employment, at the discretion of the Board following an assessment of Mr. Shiran’s performance; (iii) Up to $1,200,000 in an annual cash bonus for each fiscal year commencing 2024 based on quantitative performance goals. Mr. Shiran received an annual cash bonus of $600,000 for 2023, based on similar performance criteria.

Mr. Shiran was granted grant of options to purchase 1,000,000 ordinary shares of the Company, with an exercise price equal to $4.68, which was the closing price of our ordinary shares as traded on Nasdaq on the date of approval of the grant by our board of directors  (the “Initial Grant”); upon the first anniversary of Mr. Shiran’s employment date, he will be entitled to be granted additional 200,000 options to purchase ordinary shares, with an exercise price equal to the closing price of the ordinary shares of the Company on such date (the “Anniversary Grant”). Options granted under the Initial Grant and the Anniversary Grant (together, the “CEO Grants”) shall be subject to the Company’s 2020 Plan (as defined below) and in accordance with the following additional terms: the CEO Grants will vest over a period of four years, whereby 25% of the options will vest upon the first year of the grant, and subsequently 6.25% of the options will vest on a quarterly basis during the three years thereafter.

Accelerated Vesting: in the event that prior to the vesting of all options granted as part of the CEO Grant, an acquisition of the Company or an asset transfer of all or substantially all of the assets of the Company (collectively, “M&A Event”) will occur, while Mr. Shiran is employed by the Company and holds the position of the Company’s Chief Executive Officer, then immediately prior to, and contingent upon, the closing of such M&A Event, all of Mr. Shiran’s unvested options will become fully vested and exercisable.

We and Mr. Shiran may each terminate the agreement (other than for cause) with ninety (90) days prior written notice (the “Notice Period”). Upon termination by us (not for cause), during the first 12 months of Mr. Shiran’s employment, then the adjustment period shall be six months; if such termination or resignation occurs following the first twelve months then the adjustment period shall be nine months (the “Adjustment Period”).

During both the Notice Period and Adjustment Period, Mr. Shiran’s relationship with the Company will remain that of an employee-employer, and Mr. Shiran will remain entitled to all terms and benefits set forth above, including bonuses and equity grants.

Mr. Shiran’s employment agreement includes additional customary provisions, such as non-competition, non-solicitation, confidentiality, intellectual property assignment, participation in Company insurance plans (including its education fund, or Keren Hishtalmut) and reimbursement of expenses, and 25 days of annual vacation days.

Directors Compensation

Each of our directors (other than the Chairman of the board of directors and Mr. Ronald Kaplan) is entitled to the payment of annual fee of NIS 120,000 (approximately $34,000) and payment of NIS 3,350 (approximately $950) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions adopted without an actual convening (meaning, unanimous written resolutions) and for participating through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced to 50%; and (2) for participation through media communication, the participation compensation will be reduced to 60%.

Mr. Ronald Kaplan is entitled to an annual fee of $75,000 and a per-meeting fee of $2,500 for participation in meetings of the board and committees of the board. The participation fees of Mr. Kaplan for meetings held through media communication shall be reduced by 50% and for meetings by written consent shall be reduced to 25%.

Until November 2021, Dr. Ariel Halperin, our chairman of the board of directors, was entitled to an annual fee in the amount of NIS 750,000 (approximately $233,000), payable in equal quarterly installments. According to a management services agreement with Tene Growth Capital 3 Funds Management Company Ltd., (the management company of the general partner of Tene Investment in Projects 2016, L.P.) that we entered into on October 2021, Tene Investment in Projects 2016, L.P. provides us with the services of an Executive Chairman of the Board, by Dr. Ariel Halperin, and regular business development advice services for an aggregate annual management fee of NIS 750,000 plus VAT. The payment due pursuant to the Management Services Agreement replaced all other arrangements for payment to Dr. Ariel Halperin as Chairman of the board of directors during the term of the Management Services Agreement. For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Directors’ Equity Compensation

Following the approval of our general meeting held on October 30, 2023, each of our directors was awarded 3,750 options to purchase ordinary shares of the Company, with an exercise price of $4.02 per share (the closing price of our ordinary shares on Nasdaq as of the date of grant). Such options were granted under the 2020 Share Incentive Plan and will vest in three equal annual installments, subject to continuous service on our board of directors on the relevant vesting date.

Individual Covered Executive Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2023. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
		(in U.S. dollars)
Yos Shiran	781,776	600,000	368,247	5,100	1,755,123
Ken Williams	405,731	62,387	29,511	2,222	499,851
Nahum Trost	292,661	42,358	76,088	46,189	457,295
Erez Margalit	318,312	42,358	45,277	48,963	454,910
David Cullen	375,731	32,255	31,697	13,242	452,924

(1)	All Covered Executives are employed by us on a full-time (100%) basis.

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

The maximum aggregate number of our shares available for issuance as awards under the 2020 Plan is (i) 2,500,000 authorized but unissued shares, plus (ii) up to 1,000,000 shares carried over from the 2011 Plan, and shares underlying outstanding awards granted pursuant to the 2011 Plan if expired, cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares, which will be available for grant of awards pursuant to the 2020 Plan. However, except subject to certain adjustments, in no event will more than 3,500,000 shares be available for issuance pursuant to the exercise of incentive stock options. As of March 1, 2024, the number of ordinary shares allocated under the 2020 Plan was 2,102,985 ordinary shares. Considering the number of options and RSUs already granted, as of March 1, 2024, 1,297,015 ordinary shares remained available for future option or RSU grants under the 2020 Plan. As of March 1, 2024, the number of ordinary shares underlying outstanding equity awards allocated under the 2011 and 2020 equity incentive plans was 2,713,226 ordinary shares.

Under the 2020 Plan, we provide stock-based compensation to our directors, executive officers, employees and consultants, and those of our affiliates. The 2020 Plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries employees, directors and consultants and to enhance our and our subsidiary’s ability to attract and retain employees, directors and consultants. See also Note 13 to our financial statements included elsewhere in this report for additional information about grants of options and RSUs in recent years.

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

In the event of termination of a grantee’s employment or service with the company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within one hundred and twenty (120) days after such date of termination, unless otherwise determined by the administrator, but in any event no later than the date of expiration of the award’s term. After the one hundred and twenty (120) day period, all unexercised awards will terminate, and the shares covered by such awards shall again be available for issuance under the 2020 Plan.

In the event of termination of a grantee’s employment or service with the company or any of its affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator, but in any event no later than the date of expiration of the award’s term. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve-month period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2020 Plan.

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

Corporate governance practices

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of the certain listing rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirements.

We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to Nasdaq shareholder approval rules. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued and outstanding voting power of our shares at each general meeting of shareholders, pursuant to our articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” then in such case, the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).
.
We otherwise comply with Nasdaq corporate governance rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq Global Select Market corporate governance rules. We also comply with Israeli corporate governance requirements under the Companies Law applicable to public companies.

Board of directors and officers

As of the date of this report, our board of directors consists of nine directors, five of whom are independent under the Nasdaq rules, including Ms. Nurit Benjamini and Ms. Lily Ayalon, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External directors”). Specifically, our board of directors has determined that each of Nurit Benjamini, Lily Ayalon, Ronald Kaplan, Ornit Raz and David Ries meets the independence standards under the rules of Nasdaq. In reaching this conclusion, the board of directors determined, following the recommendation of our nominating committee, that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

Under our articles of association, the number of directors on our board of directors must be no less than seven and no more than 11 and must include at least two external directors. The minimum and maximum number of directors may be changed, at any time and from time to time, with the approval of at least 65% of the total voting power of our shareholders.

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

Any director who retires from his or her office would be qualified to be re-elected subject to any limitation affecting such a director’s appointment as a director under the Companies Law. See “—External directors” for a description of the provisions relating to the reelection of external directors.

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

Any amendment of our articles of association regarding the election of directors, as described above, requires a simple majority vote. See “—External directors” for a description of the procedure for the election of external directors.

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

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements under the Companies Law. Such external directors are not required to be Israeli residents in case the company is listed on a foreign stock exchange (such as us). The appointment of external directors is made by a special majority resolution of the general meeting of our shareholders. At a shareholders’ meeting held on October 30, 2023, each of Ms. Nurit Benjamini and Ms. Lily Ayalon were elected to serve as external directors of the Company for another three-year term, commencing on December 1, 2023, and expiring on November 30, 2026.

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

No person can serve as an external director if the person’s position or other affairs create, or may create a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

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

Under the regulations pursuant to the Companies Law, a public company with securities listed on certain foreign exchanges, including the Nasdaq Global Select Market, that satisfies the applicable domestic country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder may adopt an exemption from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. We may adopt this exemption in the future if we no longer have a controlling shareholder.

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

Audit committee

Our audit committee consists of Ms. Nurit Benjamini, Ms. Lily Ayalon and Ms. Ornit Raz. Ms. Nurit Benjamini serves as the chairperson of the audit committee.

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

Approval of transactions with related parties

The approval of the audit committee is required to affect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “—Fiduciary duties and approval of specified related party transactions under Israeli law.” For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law and provided such transaction is in the interest of the Company.

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

Nominating Committee

We have a nominating committee comprised of four of our directors, Ms. Nurit Benjamini, Ms. Lily Ayalon, Ms. Ornit Raz and Mr. Ronald Kaplan, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq rules. Ms. Lily Ayalon serves as the Chairperson of the Nominating Committee. Our board of directors has adopted a nominating committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

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

•
review and recommend to the board regarding board member qualifications, board composition and structure, and recommend if necessary, measures to be taken so that the board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for the board; and

•
perform such other activities and functions as required by applicable law, stock exchange rules or provisions in our articles of association, or as are otherwise necessary and advisable, in its or the board’s discretion, for the efficient discharge of its duties.

Compensation Committee

We have a compensation committee consisting of three of our directors, Ms. Nurit Benjamini, Ms. Lily Ayalon and Ms. Ornit Raz, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq rules. Ms. Lily Ayalon serves as the Chairperson of the compensation committee. Our board has adopted a compensation committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

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

In accordance with the Companies Law, our policy was last re-adopted in October 2023 by the compensation committee, the board of directors and our shareholders, and is filed as an exhibit to this annual report.

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

Any person who has a personal interest in the approval of a transaction that is brought before a meeting of the board of directors, or the audit committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee, as applicable, has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting of the audit committee or the board of directors and vote on the matter if a majority of the directors or members of the audit committee, as applicable, have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

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

D. Employees

As of December 31, 2023, we had 1,813 employees, of whom 457 were based in Israel, including 21 individuals who provide services to us through our manpower agreement (“Manpower Agreement”) with Kibbutz Sdot-Yam, discussed below, and with whom we do not have employment relationships, 574 employees in the United States (including 123 employees in our Richmond Hill facility we announced on its closure on December 13, 2023), 123 employees in Australia, 127 in Canada, 445 in India, 58 in the United Kingdom, 24 in Asia and 5 in Sweden. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three fiscal years:

	As of December 31,
Department	2023	2022	2021
Manufacturing and operations	1,080	1,339	1,397
Research and development	19	17	24
Sales, marketing, service and support	533	557	651
Management and administration	181	198	200
Total	1,813	2,111	2,272
_________

The size of our global workforce decreased by 298 employees in 2023. Such decrease is due to company restructuring plan which includes the closure of Sdot Yam facility.

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2024, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Executive Officers
Yos Shiran	*	*
Nahum Trost	*	*
David Cullen	*	*
Ken Williams	*	*
Edward Smith	*	*
Idit Maayan Zohar	*	*
Amir Cahana	*	*
Amihai Seider	*	*
Erez Margalit	*	*
Ron Mosberg	*	*
Lilach Gilboa	*	*
Gilad Frenkel	*	*
José Luis Ramón	*	*
Directors
Dr. Ariel Halperin(2)	14,089,994	40.8
Nurit Benjamini	*	*
Lily Ayalon	*	*
David Reis	*	*
Maxim Ohana	*	*
Ronald Kaplan	*	*
Ornit Raz	*	*
Giora Wegman	*	*
Tom Pardo Izhaki	*	*
All current directors and executive officers as a group (22 persons)(2)
_________

*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2024, through the exercise of any option or warrant. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or other awards that are convertible into our ordinary shares within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or other agreements, but are not deemed outstanding for computing the ownership percentage of any other person. The percentages are based upon 34,536,236 ordinary shares outstanding as March 1, 2024.

All our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association—Voting.”

Our directors and executive officers hold, in the aggregate, (i) 388,234 options immediately exercisable or exercisable within 60 days from March 1, 2024, with a weighted average exercise price of $13.1 per share and have expiration dates generally seven years after the grant date, (ii) 28,078 RSUs that vest within 60 days from March 1, 2024, and (iii) 8,600 ordinary shares.

(2)
Consists of (i) 60,500 options to acquire our ordinary shares held directly by Dr. Halperin and (ii)  14,029,494 ordinary shares beneficially owned by Tene Investment in Projects 2016, L.P. (“Tene”). As further described in footnote (2) under “ITEM 7.A: Major Shareholders and Related Party Transactions—Major Shareholders,” Each of Dr. Halperin, Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), and Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”) may be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene. See “ITEM 7.A: Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or other agreements that are currently exercisable or exercisable within 60 days of March 1, 2024, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The amounts and percentages are based upon 34,536,236 ordinary shares outstanding as of March 1, 2024.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494	40.6%
Tene Investment in Projects 2016, L.P.(2)(3)	14,029,494	40.6%
The Phoenix Holdings Ltd. (4)	3,928,671	11.4%
Global Alpha Capital Management Ltd. (5)	2,981,057	8.6%

(1) Based on a Schedule 13D/A filed on September 19, 2023 by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”). Mifalei Sdot-Yam is controlled by Sdot-Yam Business, Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power, over 14,029,494 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Shai Bober and Tom Pardo, which are directors on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

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

As of December 31, 2023, 21 of our employees, or 0.01% of our total workforce, were also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed on September 19, 2023 and on information provided to the Company by the beneficial owner, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 14,029,494 ordinary shares and shared dispositive 3,589,494 ordinary shares, which it directly owns. Pursuant to the Shareholders’ Agreement as amended by the September Amendment (as defined below), Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot-Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors. Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 3,589,494 ordinary shares, in each case, beneficially owned by Tene.

(3) On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet (the “Term Sheet”) signed by Mifalei Sdot-Yam and Tene on September 5, 2016, and further amended on February 20, 2018 and September 18, 2023. The amendment executed on September 18, 2023 (the “September Amendment”) replaced the Shareholders Agreement in its entirety. Pursuant to the September Amendment:

•
The parties agreed to vote at general meetings of our shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Mifalei Sdot-Yam determining the manner in which both parties will vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which Tene, for so long as it holds more than 3% of the issued and outstanding share capital of the Company, will determine the manner in which both parties will vote if no agreement is reached. In addition, each of Mifalei Sdot-Yam and Tene shall be entitled to vote separately in any manner with respect to the appointment, replacement or terms of compensation of the Company’s Chief Executive Officer.

•
In the event Tene holds less than 3% of the issued and outstanding share capital of the Company, then the director nominated by Tene will be replaced by an alternate director (in accordance with applicable law and the articles of association) nominated by Mifalei Sdot-Yam from a list of nominees that was agreed by the parties at the time the Amendment was signed for a period ending on the earlier of (i) 60 days (after which time the director may resign) and (ii) the date of a general meeting for the election of directors, and thereafter Tene will vote all its shares for the election of four directors nominated by Mifalei Sdot-Yam.

•	The parties agree that Dr. Ariel Halperin will serve as the chairperson of the Board until June 30, 2024, and thereafter act to appoint Mr. David Reis as the new chairperson of the board of directors.

•	The parties agree that Dr. Ariel Halperin will serve as the chairperson of the Board until June 30, 2024, and thereafter act to appoint Mr. David Reis as the new chairperson of the Board.

•
Tene granted Mifalei Sdot-Yam a right of first refusal and Mifalei Sdot-Yam granted Tene certain tag-along rights with respect to their disposition of ordinary shares. If Tene sells more than 3% of the issued and outstanding share capital of the Company without providing Mifalei Sdot-Yam its right of first offer then certain rights contemplated under the September Amendment will terminate, including Tene’s tag-along right.

•
The call option granted by Mifalei Sdot-Yam pursuant to the Term Sheet was not extended and expired on September 9, 2023. The call option contemplated an option to exercise 2,000,000 ordinary shares of the Company.

(4) Based on Schedule 13G/A filed with the SEC on February 26, 2024, by The Phoenix Holdings Ltd., as of December 31, 2023, The Phoenix Holdings Ltd. held shared voting and dispositive power over 3,928,671 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of The Phoenix Holding Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of The Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) Based on Schedule 13G/A filed with the SEC on February 8, 2024 by Global Alpha Capital Management Ltd., as of December 31, 2023, Global Alpha Capital Management Ltd held sole voting power over 2,154,231 ordinary shares, and sole dispositive power over 2,981,057 ordinary shares. The address of the Global Alpha Capital Management Ltd. is 1800 McGill College, Suite 1300, Montreal, Quebec, H3A 3J6, Canada.

Changes in Ownership

Prior to our IPO in March 2012, Kibbutz Sdot-Yam owned 18,715,000, or 70.1% of our ordinary shares. Immediately after the IPO, due to our issuance of ordinary shares, the Kibbutz’s ownership in our ordinary shares decreased to 56.1%. As a result of two subsequent public offerings of ordinary shares completed in 2013 and 2014, the Kibbutz sold 6,325,000 of the 17,765,000 ordinary shares it owned, decreasing its ownership percentage to 32.8% immediately after those offerings. Pursuant to the Shareholders’ Agreement, effective October 13, 2016, the Kibbutz sold to Tene 1,000,000 of its 11,440,000 ordinary shares and granted to Tene the Call Option to purchase 2,000,000 ordinary shares, which expired on September 9, 2023 in accordance with the September Amendment. During 2018, Tene purchased an additional 2,589,494 ordinary shares in the open market. The parties also agreed to vote at general meetings of our shareholders together, such that they share voting power over 14,029,424 ordinary shares. As a result, as of March 1, 2024, the Kibbutz and Tene beneficially owned 40.6% of our ordinary shares.

Beneficial ownership by holders of more than 5% of our ordinary shares is shown in the table above.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2024, there were three registered holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 59.3% of our outstanding ordinary shares.

B.	Related Party Transactions

Related Party Transactions Policy

Our audit committee adopted and annually reapproves a policy, which lays out the procedures for approving transactions with our controlling shareholders, currently Kibbutz Sdot-Yam and Tene, and certain of our office holders and other related persons. Pursuant to this policy, as required by the Companies Law, for each transaction with our controlling shareholder or transactions in which our controlling shareholder has a personal interest as well as transactions with our office holders or transactions in which our office holders have a personal interest, our audit committee is required to determine whether such transaction is an extraordinary transaction and, with respect to controlling shareholder transactions only, whether it is a negligible transaction. Subject to our audit committee’s determination, negligible transactions and non-extraordinary transactions are subject to a competitive procedure comprised of obtaining two third-party quotes for such transaction and additional requirements as required by the Companies Law. An extraordinary transaction, which is not negligible, is subject, generally, to a tender in addition to the approvals required by the Companies Law. In addition, this policy determines certain transactions with our controlling shareholder as negligible and non-extraordinary transactions which are ongoing transactions but are required to be approved retroactively on an annual basis. Pursuant to this policy, we have, and may in the future, engage in transactions with our controlling shareholder and officeholders including with respect to services consumed by us for our operational needs as well as contribute donations to associations in which our controlling shareholder or shareholders has or have a personal interest.

The following is a description of our related party transactions as defined under Item 7.B of Form 20-F, since January 1, 2021.

Relationship and agreements with Kibbutz Sdot-Yam

We have entered into certain agreements with Kibbutz Sdot-Yam pursuant to which Kibbutz Sdot-Yam provides us with, among other things, a portion of our labor force, electricity, maintenance, and other services.

Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $10.2 million in 2023, $11.3 million in 2022, $11.0 million in 2021 (excluding VAT), as set forth in more detail below. We believe that these services are rendered to us in the ordinary course of our business and that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Under the Companies Law, we are required to approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years, unless the company’s audit committee, constituted in accordance with the Companies Law, determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances, or another exemption applies under Israeli law. Our audit committee has determined that the term of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, including our Manpower Agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011, as amended on July 30, 2015 and November 27, 2018 and extended on August 31, 2021 (except, as it relates to office holders which portion terminated in November 2021), and the Services Agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011, as amended on February 13, 2012, July 30, 2015, November 27, 2018 and October 14, 2021.

Land use agreement

Land leased to Kibbutz Sdot-Yam by the ILA and the Caesarea Development Corporation

Our headquarters and research and development facilities are located on the grounds at Kibbutz Sdot-Yam and include 30,744 square meters of facility and 60,870 square meters of un-covered yard. The headquarters and facilities are located on lands title to which is held by the ILA, and which are leased or subleased to Kibbutz Sdot-Yam pursuant to the following agreements: (i) a 49-year lease from the ILA signed in July 1978 that commenced in 1962 and expired in 2011 and has been extended pursuant to an option in the agreement for an additional 49 years, and (ii) a new agreement entered into in April 2014 between Kibbutz Sdot-Yam and the Caesarea Development Corporation pursuant to which Kibbutz Sdot-Yam leases the relevant premises (including such premises which are leased by the Kibbutz to us) from the Caesarea Development Corporation until year 2037. The ILA may terminate its leases with Kibbutz Sdot-Yam in certain circumstances, including if Kibbutz Sdot-Yam breaches its agreements therewith, commences proceedings to disband or liquidate or in the event that Kibbutz Sdot-Yam ceases to be a “kibbutz” as defined in the lease (meaning, a registered cooperative society classified as a kibbutz). The ILA may, from time to time, change its regulations governing the lease agreements, and these changes could affect the terms of the land use agreement, as amended, including the provisions governing its termination.

Kibbutz Sdot-Yam currently permits us to use the land and facilities pursuant to a land use agreement which became effective in March 2012 and expires 20 years thereafter. Under the land use agreement, Kibbutz Sdot-Yam agreed to permit us to use approximately 100,000 square meters of land leased to the Kibbutz, consisting both of facilities and unbuilt areas, in consideration for an annual fee of NIS12.9 million ($4.0 million in 2013 and thereafter, plus VAT, and beginning in 2013, adjusted every six months based on any increase of the Israeli consumer price index compared to the index as of January 2011. The annual fee may be adjusted if the Kibbutz is required to pay significantly higher lease fees to the ILA or Caesarea Development Corporation, and every three years thereafter if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel B.M. (“Bank Leumi”). Every addition or deletion of space is accounted for based on the original rates mentioned above.

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

Under the land use agreement, we are not permitted to decrease or return any portion of the land under the agreement to Kibbutz Sdot-Yam. Kibbutz Sdot-Yam has the right to accept or reject any such written request at its sole discretion. However, if the Kibbutz refuses or does not respond to the request within a three-month period, we are allowed to propose an accepted third-party, who will be granted subordinate rights of use. In any case, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands.

We have committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($1.1 million) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. From the said amount, the Kibbutz has already set off an amount of NIS 300,000 for expenses incurred by it. In addition, we committed to pay NIS 200,000 (approximately $64,000) plus VAT to cover the cost of paving an area of land leased from Kibbutz Sdot-Yam with such payment deducted in monthly installments over a four-year period beginning the year the construction completed from the lease payments to be made to Kibbutz Sdot-Yam under the land use agreement related to our Sdot-Yam facility.

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

Following a request by the Kibbutz, in accordance with its rights under the land lease agreements for Sdot-Yam and Bar-Lev facilities the terms of the land lease agreement, a market assessment of an appointed independent appraiser was obtained, and amounts paid starting at 2021 are based on such appraisal.

Under the land use agreement, we may not decrease or return to Kibbutz Sdot-Yam any part of the land underlying the land use agreement; however, subject to several limitations, we may be able to sublease such lands to a person approved in advance by Kibbutz Sdot-Yam. We may assign our rights under the land use agreement pursuant to a merger with a third party and to any corporation under our control. In such an event, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands. In addition, subject to certain exceptions, if we need additional facilities on the land that we are permitted to use by Kibbutz Sdot-Yam, subject to obtaining the permits required by law, Kibbutz Sdot-Yam may build such facilities for us by using the proceeds of a loan that we will make to Kibbutz Sdot-Yam, which loan shall be repaid to us by off-setting the monthly additional payment that we would pay for such new facilities and, if not fully repaid during the lease term, upon termination thereof.

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

Pursuant to the above-mentioned land use agreements in Sdot-Yam and Bar-Lev, we paid to Kibbutz Sdot-Yam an aggregate of $7.9 million in 2023, $8.2 million in 2022, and $7.7 million in 2021.

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

Under the Manpower Agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 (approximately $77 thousands) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation. Pursuant to the Manpower Agreement, we paid to Kibbutz Sdot-Yam an aggregate of $1.6 million in 2023, $1.8 million in 2022, and $1.8 million in 2021. As of December 31, 2023, we engaged 21 Kibbutz Appointees on a permanent basis.

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

On July 30, 2015, following the approval of our audit committee and the board, our shareholders approved an amended services agreement for a period of three years. On November 27, 2018, following the approval of our audit committee and the board, our shareholders approved a further amended services agreement (“Amended Services Agreement”) for an additional period of three years, which was extended in 2021 for an additional three-year period. Under the Amended Services Agreement, Kibbutz Sdot-Yam continues to provide us with various services it provides in the ordinary course of our business. The amount that we pay Kibbutz Sdot-Yam under the Amended Services Agreement depends on the scope of services we will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from Kibbutz Sdot-Yam, considering its physical proximity to our manufacturing plant in Sdot-Yam and its expertise. The amounts we pay for the services are subject to certain adjustments for increases in the Israeli consumer price index. In addition, the Amended Services Agreement grants Kibbutz Sdot-Yam a right of first proposal in special projects with respect to the metal workshop services. The Amended Services Agreement also outlines the distribution mechanism between us and the Kibbutz for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with our business facilities. Each party may terminate such agreement upon a material breach, following 30 days prior notice, or upon liquidation of the other party, following a 45-days’ prior notice. In connection with such agreements, we paid the Kibbutz Sdot-Yam an aggregate of $0.8 million in 2023, $1.3 million in 2022, and $1.5 million in 2021.

From time to time, we enter into additional arrangements in the ordinary course of business, at market prices and on market terms, with Kibbutz Sdot-Yam, which are not material in accordance with related party transaction procedures adopted by our audit committee and our board of directors.

Management Services Agreement with Tene

In October 2021, we entered into a management services agreement with Tene Growth Capital 3 Funds Management Company Ltd., the management company of the general partner of Tene Investment in Projects 2016, L.P., pursuant to which Tene Investment in Projects 2016, L.P. provides us with certain management services for an aggregate annual management fee of NIS 870,000 plus VAT, paid in equal quarterly installments.

The fees for the services include (i) services provided by the active Chairman of the Board (who will devote his time in accordance with our needs, as required from time to time, with the scope of the position estimated to be approximately 28 hours per month); (ii) one (1) director service, that since expired; and (iii) regular business development advice, including financial and strategic advice made available by Tene Management through its employees, officers and directors and/or consultants (the “Management Services”).

During the term of the Management Services Agreement, either party has the right to terminate the Management Services detailed in section (ii) of the definition of the Management Services above at any time and for any reason or for no reason upon thirty (30) days prior written notice to the other party and following such termination the annual management fee shall be reduced to NIS 750,000 plus VAT.

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

Legal Proceedings

Claims related to alleged occupational illnesses

Overview

Since 2008, we have been named, either directly or as a third-party defendant and are currently subject to numerous claims for damages related to occupational illnesses contracted through exposure to particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting our products.

As of December 31, 2023, we were subject to pending lawsuits delivered to us, we should with respect to 172 injured persons globally (of which 74 were in Israel, 76 in Australia and 22 in the United States) and had received pre-litigation demand letters with respect to additional 9 persons, in each case relating mainly to silicosis claims.

With respect to claims filed in Israel, a judgment was entered by the District Court during 2013, pursuant to which we were found to be comparatively liable for 33% of the plaintiff’s total damages. The remaining liability was imposed on the plaintiff at 40%, as contributory negligence of the plaintiff, and on the State of Israel at 27%. Following an appeal to the Israeli Supreme Court, the parties entered into a settlement agreement and the District Court’s ruling was cancelled, although it remains a non-binding guideline. During December 2023, a judgment was rendered by an Israeli District Court, completely dismissing the claims for damages as it was demonstrated that the injured person was properly warned over the years, yet failed to take the necessary measures to comply with safety guidelines.

In November 2015 and in May 2017, we entered into agreements with the State of Israel and with our main distributors in Israel, respectively, with the consent of our insurance carriers, under which we agreed with the State and each of our main distributors to cooperate, subject to certain terms, with respect to joint defense of individual claims filed by injured persons during a certain time period (NII claims are excluded from our agreement with the State) and on the apportionments between us of the total liability of us, the State, and the distributors, if found, in such claims. During January 2020, the State of Israel approved an additional 5-year extension to this agreement which as of December 31, 2022 is in effect with 2 distributers only.

With respect to claims filed in Australia, while there is still no precedent in Australia as to the liability of manufacturers and suppliers in silicosis claims, our insurance carriers acting within their rights under our insurance policies have elected to negotiate and/or agree to settlements in most Australian cases. This practice has led us to recognize these claims as probable and include a provision with respect thereto. See Note See Note 11 of the notes to the financial statements included elsewhere in this annual report. We may still elect to defend ourselves in such claims. If we are unsuccessful in defending any claim, a precedent may be set against the Company, which may also adversely affect our position in other claims. With regard to claims filed against us in the U.S, at this early stage of litigation we are unable to estimate the probability of the actual exposure and we intend to vigorously defend the claims, subject to the insurers’ consent. See also “ITEM 3.D. Key Information—Risk Factors— Results of bodily injury claims may have a material adverse effect on our business, operating results, and financial condition”.

Our Probable Risks Related to Outstanding Claims

We intend to contest the pending claims against us, although there can be no assurance that we will succeed in these claims and it is possible that we will be liable for damages in connection with some of such claims. As of December 31, 2023, we estimate that our total exposure with respect to pending claims in Israel and Australia related to 150 injured persons is approximately $25.7 million, although the actual outcome of such claims may vary significantly from such estimates due to the major variance in litigation awards. The number of injured persons does not include pre-litigation demand letters and settled claims.

Insurance

We have regional product liability insurance policies in the United States and Canada, each with a coverage of up to $20 million per claim or per year, each in its relevant local currency, subject to certain terms and limitations, with relatively low deductibles and valid through March 31, 2024.  In India, we have a public liability insurance policy in the amount of INR 500 million ($6.0 million) effective until March 31, 2024.

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

Dividends

In February 2020, we revised our dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (the “Calculated Dividend”), subject in each case to approval by the Company’s board of directors. If the Calculated Dividend is less than $0.10 per share, no dividend shall be paid. In the fourth quarter of 2020, we distributed a cash dividend in the amount of $0.14 per share, in the second quarter of 2021, we distributed a cash dividend in the amount of $0.21 per share, in the fourth quarter of 2021, we distributed a cash dividend in the amount of $0.10 per share and in the third quarter of 2022, we distributed a cash dividend in the amount of $0.25 per share. During 2023 we did not distributed dividends. Until 2021 each dividend distribution was subject to withholding tax of 20%, in 2022, the dividend distribution was subject to withholding tax of 20.5%.

We cannot provide assurances regarding whether we will be able to issue a dividend in the future in accordance with our dividend policy and may decide not to pay dividends in the future. The related withholding tax rate can vary in accordance with the local laws and jurisdictions at the time of the dividend payment.

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

B.	Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 35,639,332 are issued and 34,536,236 are outstanding as of March 1, 2024.

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

Under the 2011 Amendment and from January 1, 2011, our facilities have “Preferred Enterprise” status, which entitles us to tax benefits at a flat reduced corporate tax rate that will apply to the industrial enterprise’s entire preferred income. From 2017 onwards, tax rate for the income portion related to Bar-Lev is reduced to 7.5% and Sdot-Yam tax rate remains unchanged. During 2023, and part of the company’s restructuring plan, the company closed Sdot-Yam manufacturing facility, ending future portion related to Sdot-Yam facility and reduced corporate tax rate applied to this income.

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

The new incentives regime will apply to “Preferred Technology Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were at least 7% on average of one year out of the company’s turnover or exceeded NIS 75 million (approximately $20.7 million) for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.2 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.8 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

A “Special Preferred Technology Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.8 billion).

Preferred Technology Enterprises will be subject to a reduced corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $55.1 million), and the sale receives prior approval from the Israel Innovation Authority (previously known as the Israeli Office of the Chief Scientist) (“IIA”). Special Preferred Technology Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $137.9 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2023 and a marginal tax rate of up to 47% +3% surtax, for an individual in 2023 unless the benefiting provisions of an applicable treaty applies.

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 663,241 for 2022 and NIS 698,280 for 2023), which amount is linked to the annual changes to the Israeli Consumer Price Index), will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes, but is not limited to, taxable capital gains from the sale of securities and taxable income from interest and dividends.

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

Dividends paid to U.S. Holders with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. In addition, for periods in which we are a “United Stated-owned foreign corporation”, a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. Furthermore, Treasury Regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under the Israel – U.S.A Double Tax Treaty and the holder is eligible for benefits under the U.S.-Israel Tax Treaty and elects its application. However, a recent notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below under “Passive foreign investment company considerations,” U.S. Holders generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and such holder’s adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (meaning, such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources.  Moreover, there are special rules under the income tax treaty between the Israel-U.S.A. Double Tax Treaty, which may impact a U.S. Holder’s ability to claim a foreign tax credit. Furthermore, Treasury Regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under the U.S.-Israel Tax Treaty and the holder is eligible for benefits under the U.S.-Israel Tax Treaty and elects its application. However, a recent notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance).  The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Based on the composition of our income, the composition and estimated fair market value of our assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2023 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2024. However, no official determination as to our PFIC status has been made for the year ended December 31, 2023. Additionally, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for a particular taxable year until after the close of the taxable year. Moreover, the determination of our PFIC status annually is based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The majority of our revenues are denominated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 18.8%, 16.8% and 18.4% of our revenues in 2023, 2022 and 2021, respectively. Sales in Canadian dollars accounted for  13.4%, 13.5% and 13.1% of our revenues in 2023, 2022 and 2021, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian dollars, Australian dollars, British pound, Singaporean dollar and Indian Rupee. As a result, a revaluation of the NIS, or to a lesser extent, the Euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar

2022	(7.6)%	(3.7)%	(3.8)%	(11)%
2023	(4.5)%	(3.7)%	(9.0)%	2.6%

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $7.1 million in 2023.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $3.9 million in 2023.

Devaluation of NIS relative to the U.S. dollar would decrease our revenues generated in Israel. However, our NIS operating costs when reported in U.S. dollars would decrease to a greater extent, resulting in higher operating income. As a result, assuming a 10% decrease in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would have increased by $7.5 million in 2023.

An appreciation of the Euro relative to the U.S. dollar would increase our revenues generated in Europe and certain other countries. However, our Euro operating costs when reported in U.S. dollars would increase to a greater extent, resulting in lower operating income. Assuming a 10% decrease in the Euro relative to the U.S. dollar and assuming no other changes, our operating income would have increased by $1.3 million in 2023.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our most significant exposure as of December 31, 2023, relates to a potential change in the exchange rate of the EUR and British pound and to a lesser extent to the Canadian Dollar, Singaporean dollar, and the Indian Rupee relative to the U.S. dollar. Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have decreased by $0.1 million. Assuming a 10% decrease in the GBP, EUR, Singaporean dollar, NIS, Canadian Dollar and Indian Rupee relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have increased by $0.9 million, $0.8 million, $0.4 million, $0.4 million, $0.3 million and $0.1 million in 2023, respectively.

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

As of December 31, 2023, we had the following foreign currency hedge portfolio (U.S. dollar in thousands):

		USD/NIS	EUR/USD		GBP/USD		USD/CAD		AUD/USD		TOTAL

Sell forward contracts	Notional	21,162		---		---		---		---	21,162
	Fair Value	539		---		---		---		---	539
	Average rate	3.705		---		---		---		---	---
Total notional value		21,162		---		---		---		---	21,162
Total fair value		$539	$	---	$	---	$	---	$	---	$539

As of December 31, 2023, net embedded gain on our foreign currency open derivatives transactions was $0.5 million. As of December 31, 2022, net embedded loss on our foreign currency open derivatives transactions was $0.1 million.  As of December 31, 2021, net embedded gain on our foreign currency open derivatives transactions was $1.4 million.

For the year ended December 31, 2023, our finance from derivatives including the impact of the foreign exchange rate derivatives fair value measurement resulted in income of $1.4 million. For the year ended December 31, 2022 our finance expenses resulted from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $1.5 million. For the year ended December 31, 2021, our finance income resulted from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $2.1 million.

Interest rates

We had cash and short-term bank deposits totaling $91 million on December 31, 2023. Our cash, cash equivalents and short-term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: Controls and Procedures

(a)          Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)          Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2023. This report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

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

Waivers of our Code of Ethics may only be granted by the board of directors. Any amendments to this Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2023.

ITEM 16C: Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2023	2022
	(in thousands of U.S. dollars)
Audit fees(1)	$954	$743
Audit-related fees(2)	58	1
Tax fees(3)	44	82
All other fees(4)	21	193
Total	$1,077	$1,019

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2023 and 2022, and its internal control over financial reporting as of December 31, 2023 and 2022, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

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

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants, in addition to its ad-hoc approval of certain additional minor services.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

ITEM 16F: Change in Registrant’s Certifying Accountant

Starting 2023, Grant Thornton Australia are no longer the auditors of a significant subsidiary.

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

We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings. Whereas under the listing rules of the Nasdaq Stock Market, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 331/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

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

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

Not applicable.

ITEM 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our program’s design is based on the NIST (National Institute of Standards and Technology framework). This does not imply that we meet any particular technical standards, specifications, or requirements, but only that we use the NIST cyber security framework (CSF) as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business, and in its design was aided by external advisors experts in the field.

Our cybersecurity risk management program shares common methodologies, reporting channels and governance processes that apply across the enterprise to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	a security team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

•	cybersecurity awareness training of our employees, incident response personnel, and senior management;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

•	a third-party risk management process for service providers, suppliers, and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks, among other, via the internal audit plan. The audit committee oversees management’s activities to address the cybersecurity risk.

The board of directors and our audit committee receive reports from management and internal auditor on our cybersecurity risks. In addition, management updates the audit committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. In addition, they periodically receive briefings from management on our cyber security activities and incidents.

Our cybersecurity management team, includes our CEO, CFO, CIO, CSIO, General Counsel and Director of IT Infrastructure, is convening on a quarterly basis and is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our cybersecurity management team’s skills and experience cover the areas of management, finance, investor relations, legal, Information Systems and Infrastructure and cyber security.

Our cybersecurity management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

 INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended
1.2	Memorandum of Association of the Registrant (1) ∞
2.1	Description of the Registrant’s Securities.
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (2) ∞
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (2) ∞
4.4	2011 Incentive Compensation Plan, as Amended (3)
4.5	2020 Share Incentive Plan (4)
4.6	Form of Letter of Exemption and Indemnification (5)
4.7	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (2) ∞
4.8	Addendum, dated February 13, 2012, to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (2) ∞
4.9	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (2) ∞
4.10	Services Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated October 2021 (6) ∞
4.11	Management Services Agreement, by and between Tene Growth Capital 3 Funds Management Company Ltd. and the Registrant, dated November 2021 (7)
4.12	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (2) ∞
4.13	Amended and Restated Compensation Policy of Caesarstone Ltd.
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)
15.2	Consent of Grant Thornton Audit Pty Ltd.
15.3	Consent of Freedonia Custom Research, a division of Marketresearch.com INC.
97.1	Caesarstone Ltd. Compensation Recovery Policy

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF 104	Inline XBRL Taxonomy Extension Definition Linkbase Document Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)
Previously filed with the Securities and Exchange Commission on March 6, 2012 as Exhibit 3.1 to the Company’s  registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on February 16, 2012 pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

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

(5)	Previously filed with the Securities and Exchange Commission on October 13, 2021 as Exhibit 99.1 to the Company’s current report on Form 6-K and incorporated by reference herein.

(6)
Previously filed with the Securities and Exchange Commission on March 15, 2022 pursuant as Exhibit 4.10 to the Company’s annual report on Form 20-F for the year ended December 31, 2021 and incorporated by reference herein.

(7)
Previously filed with the Securities and Exchange Commission on March 15, 2022 pursuant as Exhibit 4.11 to the Company’s annual report on Form 20-F for the year ended December 31, 2021 and incorporated by reference herein

*
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

Caesarstone Ltd.

By:/s/ Yosef (Yos) Shiran Yosef (Yos) Shiran) Chief Executive Officer

Date: March 6, 2024

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Caesarstone Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Caesarstone Ltd. (and subsidiaries) (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Caesarstone Australia Pty Ltd., a wholly-owned subsidiary, which reflect total assets of constituting 11% at December 31, 2022, and total revenues constituting 17% 2022 and 18% in 2021 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Ltd., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 6, 2023 expressed an unqualified opinion thereon.

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

Auditing the Company’s provision of the Silicosis claims was complex due to the significant estimation required in determining the Company’s liability amount of $26 million. The estimate of the provision involved significant estimation uncertainty primarily due to the different stages of legal claims and the probability of loss, which in turn led to a high degree of auditor judgment and effort in performing procedures and evaluating management's conclusions related to these legal claims.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the provision of the Silicosis claims, including management's assessment of the assumptions and data underlying the provision valuation.

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

Impairment of long-lived assets of Richmond Hill production facility
Description of the matter
As reflected in the Company’s consolidated financial statements, in Note 2k, as of December 31, 2023, the Company’s recorded an impairment charge of $27.5 Million for Long lived assets related to Richmond hill production facility.

Management identified the closure of its production facility in Richmond hill were indicators for impairment. Consequently, Management performed an impairment test of the long-lived assets of Richmond Hill production facility.

Auditing the Company's impairment test for long-lived assets of Richmond Hill production facility was complex and judgmental due to the significant estimation and assumptions in determining the fair value of the long-lived assets. In particular, management's significant assumptions used in determining the fair value of long-lived assets of Richmond Hill production facility included estimation of the fair value for a unit of equipment (machine, storage facility, etc.), land and building, according to the age of the assets and its condition. Management estimated the equipment value according to accepted equipment prices in the relevant market (local or international market). Land and building value estimated in comparison with sale of same type of properties in the area and the anticipated future benefit from the use of the property. These assumptions are sensitive and affected by the specific market and industry qualitive factors.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived assets impairment assessment process. Among other, we tested controls over management's review of the significant assumptions in estimating the fair value of the long-lived assets of Richmond Hill production facility of the Company.

To test the estimated fair value of the long-lived assets of Richmond Hill production facility, our audit procedures included, among others, understanding the company's valuation process, using a professional with specialized skills and knowledge to review the valuation of the equipment, and specialist to review the valuation land and building, understand the work assumptions and the selected data used as part of the assessment. In addition, we performed a sensitivity analysis using independent comparative calculation to estimate the fair value of the long-lived assets of the Richmond Hill production facility.

We also evaluated the related disclosures for long lived assets included in Notes 2k, 6 and 10 to the consolidated financial statements.

/s/KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2004

Tel-Aviv, Israel
March 6, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Caesarstone Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Caesarstone Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). In our opinion, Caesarstone Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 6, 2023 expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

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

/s/KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 6, 2024

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$54,623	$52,081
Short-term bank deposits		36,500	-
Short-term available for sale marketable securities	3	-	7,077
Trade receivables (net of allowance for credit loss of $12,214 and $9,756 at December 31, 2023 and 2022, respectively)		66,888	77,898
Other accounts receivable and prepaid expenses	4	25,489	32,570
Inventories	5	136,446	238,232

Total current assets		319,946	407,858

LONG-TERM ASSETS:
Severance pay fund		1,994	3,410
Deferred tax assets, net	12	3,061	16,251
Long-term deposits and other	14	4,961	3,255
Property, plant and equipment, net	6	123,480	169,292
Operating lease right-of-use assets	10	120,156	144,098
Intangible assets, net	7	6,257	8,817

Total long-term assets		259,909	345,123

Total assets		$579,855	$752,981

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2023	2022
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long- term bank loan	8	$5,118	$26,135
Trade payables		42,848	62,194
Related party	14	257	283
Short term legal settlements and loss contingencies	11	16,106	17,595
Accrued expenses and other liabilities	9	56,894	58,777

Total current liabilities		121,223	164,984

LONG-TERM LIABILITIES:
Long-term loan from related parties	14	479	483
Long-term bank loan	15	2,070	4,340
Accrued severance pay		3,065	4,750
Deferred tax liabilities, net	12	3,006	4,288
Long-term warranty provision		1,204	1,262
Long term legal settlements and loss contingencies	11	11,814	19,572
Long-term operating lease liabilities	10	114,146	124,353

Total long-term liabilities		135,784	159,048

COMMITMENTS AND CONTINGENT LIABILITIES	11

REDEEMABLE NON-CONTROLLING INTEREST	1,2	7,789	7,903

EQUITY:	13
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2023 and 2022; 35,635,548 and 35,610,399 issued at December 31, 2023 and 2022, respectively; 34,532,452 and 34,507,303 shares outstanding at December 31, 2023 and 2022, respectively		371	371
Additional paid-in capital		164,456	163,431
Capital fund related to non-controlling interest		(5,587)	(5,587)
Accumulated other comprehensive loss, net		(8,402)	(9,578)
Retained earnings		203,651	311,839
Treasury shares at cost – 1,103,096 ordinary shares at December 31, 2023 and 2022		(39,430)	(39,430)

Total equity		315,059	421,046

Total liabilities and equity		579,855	752,981

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2023	2022	2021

Revenues	$565,231	$690,806	$643,892
Cost of revenues	473,292	527,561	472,394

Gross profit	91,939	163,245	171,498

Operating expenses:

Research and development	5,086	4,098	4,216
Selling and marketing	82,222	94,412	85,725
General and administrative	49,490	51,596	50,845
Impairment and restructuring expenses related to goodwill and long lived assets	47,939	71,258	-
Legal settlements and loss contingencies, net	(4,770)	568	3,283

Total operating expenses	179,967	221,932	144,069

Operating income (loss)	(88,028)	(58,687)	27,429
Finance expenses (income), net	(1,069)	(3,079)	7,590

Income (loss) before taxes on income	(86,959)	(55,608)	19,839
Taxes on income	21,281	758	1,950

Net income (loss)	$(108,240)	$(56,366)	$17,889

Net income (loss) attributable to non-controlling interest	(584)	688	(1,077)

Net income (loss) attributable to controlling interest	$(107,656)	$(57,054)	$18,966

Basic and diluted net income (loss) per share of Ordinary shares	$(3.13)	$(1.66)	$0.51

Weighted average number of Ordinary shares used in computing basic income (loss) per share (in thousands)	34,519	34,488	34,462

Weighted average number of Ordinary shares used in computing diluted income (loss) per share (in thousands)	34,519	34,488	34,570

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Net income (loss)	$(108,240)	$(56,366)	$17,889

Other comprehensive income (loss) before tax:

Foreign currency translation adjustments	38	(8,932)	(2,186)
Unrealized income (loss) on foreign currency cash flow hedge	764	(699)	329
Unrealized income (loss) on available for sale marketable securities	100	(84)	(59)
Income tax expense related to components of other comprehensive loss	212	(11)	(26)

Total other comprehensive income (loss), net of tax	1,114	(9,726)	(1,942)

Comprehensive income (loss)	(107,126)	(66,092)	15,947
Less - comprehensive loss attributable to non-controlling interest	646	164	1,232

Comprehensive income (loss) attributable to controlling interest	$(106,480)	$(65,928)	$17,179

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Common stock			Additional paid-in		Retained	Accumulated other comprehensive income (loss),	Capital fund related to non- controlling	Treasury	Total
	Shares	Amount		capital		earnings	net (1)	interest	shares	equity

Balance as of January 1, 2021	34,437,296	371		160,083		370,830	1,083	(5,587)	(39,430)	487,350
								-
Other comprehensive loss	-	-		-		-	(1,787)	-	-	(1,787)
Net income attributable to controlling interest	-	-		-		18,966	-	-	-	18,966
Equity-based compensation expense (2)	-	-		1,846		-	-	-	-	1,846
Adjustment to redemption value of the non-controlling interest	-	-		-		(1,399)	-	-	-	(1,399)
Dividend paid	-	-		-		(10,681)	-	-	-	(10,681)
Cashless exercise of options and RSUs	35,774	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2021	34,473,070	371		161,929		377,716	(704)	(5,587)	(39,430)	494,295
								-
Other comprehensive loss	-	-		-		-	(8,874)	-	-	(8,874)
Net loss attributable to controlling interest	-	-		-		(57,054)	-	-	-	(57,054)
Equity-based compensation expense (2)	-	-		1,502		-	-	-	-	1,502
Adjustment to redemption value of the non-controlling interest	-	-		-		(198)	-	-	-	(198)
Dividend paid	-	-		-		(8,625)	-	-	-	(8,625)
Cashless exercise of options and RSUs	34,233	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2022	34,507,303	371		163,431		311,839	(9,578)	(5,587)	(39,430)	421,046
								-
Other comprehensive income	-	-		-		-	1,176	-	-	1,176
Net loss attributable to controlling interest	-	-		-		(107,656)	-	-	-	(107,656)
Equity-based compensation expense (2)	-	-		1,025		-	-	-	-	1,025
Adjustment to redemption value of the non-controlling interest	-	-		-		(532)	-	-	-	(532)
Cashless exercise of options and RSUs	25,149	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2023	34,532,452	371		164,456		203,651	(8,402)	(5,587)	(39,430)	315,059

(1)          Accumulated other comprehensive income (loss), net, comprised of foreign currency translation, hedging transactions and marketable securities.
(2)          See also Note 13.
(*)           Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net income (loss)	$(108,240)	$(56,366)	$17,889

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	30,007	36,344	35,407
Share-based compensation expense	1,025	1,502	1,846
Accrued severance pay, net	(268)	(58)	121
Changes in deferred tax, net	11,905	(5,693)	(4,473)
Capital loss (gain) from sale of property, plant and equipment	18	67	(3)
Decrease in trade receivables	11,760	2,612	815
Decrease (increase) in other accounts receivable and prepaid expenses	8,145	3,645	(9,036)
Decrease (increase) in inventories	101,549	(40,884)	(54,189)
Increase (decrease) in trade payables	(29,465)	(21,032)	28,277
Increase in warranty provision	(165)	(119)	112
Legal settlements and loss contingencies, net	(4,770)	568	3,283
Decrease in right of use assets	7,865	28,056	25,906
Decrease in lease liabilities	(9,516)	(36,478)	(22,085)
Contingent consideration related to acquisition	264	120	(288)
Amortization of premium and accretion of discount on marketable securities, net	63	238	412
Changes in accrued interest related to marketable securities	39	74	42
Goodwill and long-lived assets impairment charges	47,939	71,258	-
Decrease in accrued expenses and other liabilities including related party	(1,626)	(7,165)	(3,352)

Net cash (used in) provided by operating activities	66,529	(23,311)	20,684

Cash flows from investing activities:

Net cash paid for acquisitions	-	(2,245)	-
Investment in short-term deposits	(36,500)	-	-
Purchase of property, plant and equipment	(11,168)	(17,801)	(31,477)
Proceeds from sale of property, plant and equipment	177	12	9
Repayment of assumed shareholders loan related to acquisition	-	-	(1,966)
Investment in marketable securities	-	-	(11,738)
Sale and maturity of marketable securities	7,100	12,401	10,395
Proceeds from (investment in) long-term deposits	(135)	348	(108)

Net cash used in investing activities	(40,526)	(7,285)	(34,885)

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from financing activities:

Dividend paid	$-	$(8,625)	$(10,681)
Proceeds (repayment) of short-term bank credit and loans, net	(23,268)	18,640	(11,761)
Contingent and deferred considerations related to acquisition	(511)	-	(1,492)
Repayment of a financing liability of land	-	(859)	(1,320)

Net cash used in financing activities	(23,779)	9,156	(25,254)

Effect of exchange rate differences on cash and cash equivalents	318	(794)	(478)

Increase (decrease) in cash and cash equivalents	2,542	(22,234)	(39,933)
Cash and cash equivalents at beginning of year	52,081	74,315	114,248

Cash and cash equivalents at end of year	$54,623	$52,081	$74,315

Cash received (paid) during the year for:

Interest paid	$(716)	$(1,159)	$(1,915)

Interest received	$849	$439	$465

Tax paid	$(1,852)	$(4,968)	$(7,377)

Non cash activity during the year for:

Changes in trade payables balances related to purchase of property, plant and equipment	$188	$(925)	$(56)
Operating lease liabilities and right-of-use assets	$19,364	$18,569	$57,343

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL

a.	General:

Caesarstone Ltd. incorporated under the laws of the State of Israel, was founded in 1987.

Caesarstone Ltd. and its subsidiaries (collectively, the "Company" or "Caesarstone") develop, manufacture and market, high quality engineered stone and other materials sold under the Company's premium Caesarstone brand. The Company's products are sold in over 60 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling markets and in the new buildings’ construction market. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

The Company has subsidiaries in Australia, Singapore, Canada, United Kingdom, Sweden, India and the United States which are engaged in the manufacturing, marketing and selling of the Company's products in different geographic areas.

The Company currently manufactures its engineered surfaces in two manufacturing facilities located in Bar-Lev Industrial Park in northern Israel and in Morbi, India, through its subsidiary (see also b below).

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

During March 2022, the Company participated in rights offering in Lioli, and purchased additional 9,870,000 shares in amount of approximately $2.5 million. Following this offering, the Company holds 60.4% of Lioli's shares.

As of December 31, 2023 and 2022, the Company revaluated its minority’s Put Option, in accordance with ASC 820 "Fair Value Measurements and Disclosures", at level 3, and based on it the non-controlling interest fair value in Lioli amounted to $7,789 and to $7,903, respectively.

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

The consideration included a deferred consideration arrangement that requires the Company to pay up to approximately SEK 10,500 (approximately $1,000) of additional consideration to Magrab’s former shareholder to be paid during two years following the acquisition date. The fair value of the deferred consideration arrangement at the acquisition date was $875. The acquisition agreement included additional consideration in a form of an earn-out arrangement with Magrab’s former shareholder, that requires the Company to pay up to approximately SEK 4,000 (approximately $380) of additional amounts subject to reaching certain Revenues and EBITDA achievements during two years following the acquisition date. In order to receive the earn-out payments Magrab's former shareholder have to remain as a full-time employee of the Company at the expiry of the earn-out periods, and therefore this earn-out arrangement does not meet the contingent consideration under ASC805 "Business Combinations”.

The Magrab acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations”.

The following table summarizes the purchase price allocation of Magrab Acquisition at the acquisition date:

Components of Purchase Price:

Cash	$2,607
Deferred consideration	875
Less: Cash acquired	373
Net for allocation	3,109

Allocation of Purchase Price:

Net tangible assets (liabilities):
Trade receivables and other current assets, net	524
Property, plant and equipment, net	41
Inventories, net	1,233
ROU assets	446
Trade payables	(523)
Accrued expenses and other liabilities	(378)
Short-term lease liability	(22)
Long-term lease and other non-current liabilities	(424)
Total net tangible assets	897

Identifiable intangible assets:
Customer relationships (1)	1,789
Deferred tax liabilities	(369)
Total identifiable intangible assets acquired	1,420

Goodwill (2)	792

Total purchase price allocation	$3,109

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL (Cont.)

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

During 2023, the Company paid the first payment for the above mentioned considerations in the amount of approximately SEK 7,250 (approximately $700).

e.	Major suppliers:

In 2023, the Company acquired approximately 69% of its minerals (such as quartz) consumption from Turkey, of which approximately 63% was supplied by Mikroman Madencilik San ve TIC.LTD.STI ("Mikroman"), constituting approximately 44% of Company's total minerals, and approximately 32% was supplied by Ekom Eczacibasi Dis Ticaret A.Ş. (“Ekom”), constituting approximately 22% of Company’s total minerals. If Mikroman or Ekom cease supplying the Company with minerals or if the Company's supply of minerals generally from Turkey is adversely impacted, the Company's other suppliers may be unable to meet the Company's minerals requirements. In that case, the Company would need to locate and qualify alternate suppliers, which could take time, increase costs and require adjustments to the appearance of the Company's products. As a result, the Company may experience a delay in manufacturing, which could materially and adversely impact the Company's results of operations.

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

Accordingly, monetary accounts maintained in currencies other than the USD are re-measured into dollars in accordance with Accounting Standards Codification, "Foreign Currency Matters" (“ASC 830”). All transaction gains and losses resulting from the re-measurement of monetary balance sheet items denominated in non-USD currencies are reflected in the statements of operations as financial income or expenses as appropriate.

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

Marketable securities consist of corporate and governmental bonds.  The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. In accordance with FASB ASC No. 320 “Investments - Debt Securities”, the Company classifies marketable securities as available-for-sale ("AFS").

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

The Company assessed AFS debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge of credit loss expenses (income), net, on the consolidated statements of comprehensive income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders' equity. The Company did not record credit loss allowance on its marketable securities during the year ended December 31, 2023 and 2022.

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

As of December 31, 2023 and 2022, the notional amount of these forward contracts into which the Company entered was $21,162, and $41,699, respectively, and the unrealized income recorded in accumulated other comprehensive income, net, from the Company's currency forward NIS transactions was $0 and $333, respectively.

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

Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2023 and 2022, the notional amount of foreign exchange and styrene forward and option contracts into which the Company entered was $0 and $13,247, respectively.

The foreign exchange forward contracts will expire at various times through 2024.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance sheet	Fair value of derivative instruments
		Year ended December 31,
		2023	2022
Derivative assets:

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	539	39
Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	-	333

Total		539	371

Derivative liabilities:

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Accrued expenses and other liabilities	-	(450)

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Accrued expenses and other liabilities	-	(62)
Styrene forward contract	Accrued expenses and other liabilities	-	(430)

Total		-	(942)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Gain (loss) recognized in other comprehensive income, net		Gain (loss) recognized in statements of income
	Year ended December 31,		Statements of income	Year ended December 31,
	2023	2022	Item	2023	2022
Derivatives designated as hedging instruments:

Foreign exchange forward contract	951	(709)	Cost of revenues and Operating expenses	(3,306)	(2,555)
Derivatives not designated as hedging instruments:
Foreign exchange forward and options contracts	-	-	Financial expenses, net	1,313	(1,506)
Styrene forward contracts	-	-	Financial expenses, net	113	(520)

Total	951	(709)		(1,880)	(4,581)

h.	Inventories:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides the details of the change in the Company's provision for inventory write-downs:

	December 31,
	2023	2022

Inventory provision, beginning of year	$21,738	$16,789
Increase in inventory provision	9,848	11,165
Write off	(4,148)	(6,216)

Inventory provision, end of year	$27,438	$21,738

i.	Property, plant and equipment, net:

1.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

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

The Company identified indicators for impairment, among others, slow down in demand due to global market conditions, lower production utilization in certain plants, increased inflation and higher interest rates, and the manufacturing facilities closure in Sdot Yam and in Richmond hill. In 2022, the Company recorded an impairment loss for the excess of the book value over its fair value related to Sdot Yam manufacturing facility, in the amount of $26,429. In 2023, the Company recorded an impairment loss for the excess of the book value over its fair value related to US manufacturing facility, in the amount of $27,486 and additional impairment loss related to Sdot Yam manufacturing facility in the amount of $986.

Following the closure of Sdot Yam manufacturing facility during 2023, the Company evaluated it's right of use asset resulted from non-cancelable lease agreement effective through 2032. Based on future estimated sublease the Company recorded an impairment of $16,575 during 2023.

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

The Company performed an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently, if an event occurs or circumstances change that would indicate the carrying amount may be impaired. The Company operates as one reporting unit, and concluded that all of the Company's reporting units should be aggregated and deemed as a single reporting unit for the purpose of performing the goodwill impairment test in accordance with ASC 350-20-35-35, since they have similar economic characteristics.

The fair value of the reporting unit was estimated in accordance with . ASC 820, "Fair Value Measurements". The Company applied assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

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

The following table provides the details of the change in the Company's warranty accrual:

	2023	2022

January 1,	$2,501	$2,680

Charged to costs and expenses relating to new sales	1,289	1,461
Costs of product warranty claims	(1,792)	(1,923)
Foreign currency translation adjustments	360	283

December 31,	2,358	2,501

n.	Revenue recognition:

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

The Company has elected to apply the practical expedient such that it does not evaluate payment terms of one year or less for the existence of a significant financing component.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2023, 2022 and 2021 were $15,726, $14,777 and $15,307, respectively.

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

No customer represented 10% or more of the Company’s total accounts receivables, net as of December 31, 2023 and 2022.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides the detail of the change in the Company's allowance for credit loss:

	2023	2022

January 1,	$9,756	$9,036
Charges to expenses	3,654	2,141
Write offs	(1,158)	(1,144)
Foreign currency translation adjustments	(38)	(277)

December 31,	$12,214	$9,756

s.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $2,102, $2,614 and $2,539, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments:

In accordance with ASC 820, the Company measures the below assets and liabilities at fair value using the various valuation techniques. The assets and liabilities are classified within Level 1 for using quoted market prices, Level 2 for alternative pricing sources and models utilizing market observable inputs, and Level 3 unobservable inputs which are supported by little or no market activity, also using third party appraisers.

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2023 and 2022 by level within the fair value hierarchy:

		Fair value measurements
	Fair Value	as of December 31,
Description	Hierarchy	2023	2022

Measured at fair value on a recurring basis:

Assets:

Cash equivalents:
Money market mutual funds	Level 1	$-	$27

Short-term marketable securities:
Corporate bonds	Level 2	$-	$7,077

Derivative assets	Level 2	$539	$371

Liabilities:

Derivative liabilities	Level 2	$-	$(942)

Redeemable Non-Controlling Interest (*):	Level 3	$7,789	$7,903

(*) The change in fair value of redeemable non-controlling interest valued using significant unobservable inputs (Level 3), was included in note 2x. The Company estimated the fair value of redeemable non-controlling interest using Monte Carlo simulation. The valuation requires management to make certain assumptions about the model inputs, including forecast cash flows, the discount rate and the volatility. The fair value measurement is based on inputs not observable in the market and thus represent Level 3 measurements as defined in ASC 820. The extent to which the actual results differ from assumptions made within the probability-weighted analyses will result in adjustments to this liability in future periods.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Measured at fair value on a nonrecurring basis:

(a)
As of December 31, 2023, in accordance with Subtopic 360-10, long-lived assets held and used were written down to their fair value, resulting in an impairment charge of $28,472 related to Property Plant and Equipment included in US and Sdot Yam manufacturing facility, and $16,575 related to ROU asset related to Sdot Yam.

As of December 31, 2022, long-lived assets held and used were written down to their fair value, resulting an impairment charge of $26,429, related to Property Plant and Equipment included in Sdot Yam facility production.

(b)
As of December 31, 2023 and 2022, the goodwill balance was $0. During fiscal year 2022, in accordance with Subtopic 350-20, goodwill was written down in an impairment charge of $44,829, which was included in the consolidated statements of income for that period.

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

Diluted net income (loss) per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. For the years ended December 31, 2023, 2022 and 2021 there were approximately 2,310,543, 1,534,500, and 0 outstanding stock options, respectively, that were excluded from the computation of Diluted EPS, that would have had an anti dilutive effect if included.

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

The total accumulated other comprehensive income ("AOCI"), net of tax was comprised as follows:

	December 31,
	2023	2022

Accumulated loss on marketable securities	$-	$(125)
Accumulated income (loss) on derivative instruments	539	(412)
Accumulated foreign currency translation differences and other	(8,941)	(9,041)

Total accumulated other comprehensive loss, net	$(8,402)	$(9,578)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes the changes in AOCI, net of taxes for the year ended:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on marketable securities	Accumulated foreign currency translation differences and other	Total

Balance at January 1, 2022	297	(40)	(961)	(704)

Other comprehensive income (loss) before reclassifications	(3,264)	(85)	(8,080)	(11,429)
Amounts reclassified from AOCI	2,555	-	-	2,555

Net current period OCI	(709)	(85)	(8,080)	(8,874)

Balance at December 31, 2022	(412)	(125)	(9,041)	(9,578)

Other comprehensive income (loss) before reclassifications	(2,355)	125	100	(2,130)
Amounts reclassified from AOCI	3,306	-	-	3,306

Net current period OCI	951	125	100	1,176

Balance at December 31, 2023	539	-	(8,941)	(8,402)

The following table shows the amounts reclassified from AOCI into the Consolidated Statements of Income, and the associated financial statement line item, for 2023 and 2022:

	December 31,
	2023	2022
Affected line item in the consolidated statements of income

Cost of revenues	$2,287	$1,921
Research and development	102	68
Marketing and selling	414	249
General and administrative	503	317

Total loss	$3,306	$2,555

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

In 2023 and 2022, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

December 31,
	2023	2022

Dividend yield	0 - 3%	0 - 3%
Expected volatility	40-46.0%	40-45.0%
Risk-free interest rate	4-4.9%	1-4.3%
Expected life (in years)	4-6.9	4-5.5

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected term of options granted is calculated using the simplified method (being the average between the vesting periods and the contractual life of the options). In case of grant to Company's CEO or directors, the expected term equales to the contractual life.

For the vast majority of the options granted in 2023 and 2022, the dividend yield is zero, due to adjustment mechanism with respect to the exercise price upon payment of a dividend. For those options granted without adjustment mechanism, the dividend yield applied is 3%.

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

During March 2022, the Company participated in rights offering in Lioli, and purchased additional 9,870,000 shares in amount of approximately $2.5 million. Following this offering, the Company holds 60.4% of Lioli's shares on a fully diluted basis.

The redeemable non-controlling interest is recognized at the higher of: i) the accumulated earnings associated with the non-controlling interest, or ii) the redemption value as of the balance sheet date (see also Note 1b).

The following table provides a reconciliation of the redeemable non-controlling interest:

	Year ended December 31,
	2023	2022	2021

Beginning of the year	$7,903	$7,869	$7,701

Assuming the non controlling interest due to acquisition	-	-	-
Net income (loss) attributable to non-controlling interest	(584)	688	(1,077)
Adjustment to Put option value (*)	532	198	1,399
Foreign currency translation adjustments	(62)	(852)	(154)

Redeemable non-controlling interest - end of the year	$7,789	$7,903	$7,869

(*)	See also Note 1b.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Contingencies:

The Company is involved in various product liability, commercial, government investigations, environmental claims and other legal proceedings that arise from time to time in the course of business. The Company records accruals for these types of contingencies to the extent that the Company concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Company will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. The Company records anticipated recoveries under existing insurance contracts that are probable of occurring at the amount that is expected to be collected. Legal costs are expensed as incurred. For unasserted claims or assessments, the Company followed the accounting guidance in ASC 450 Contingencies, in which the Company must first determine that the probability that an assertion will be made is likely, then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.
Exit or disposal activities:

The company accounts for exit and disposal cost obligations, including restructuring activities, under ASC 420-10 "Exit or Disposal Cost Obligations", which requires that the company record liabilities for such activities only when such liability has been incurred. During 2023 the company closed it's facility in Sdot-Yam, Israel and announced the closure of its manufacturing facility in Richmond hill, Georgia, USA.

Total restructuring expenses for the year ended December 31, 2023 for the manufacturing facilities closures totaled approximately $2.9 million, included within the operating expenses on the consolidated statements of comprehensive income. Out of the $2.9 million, employee termination costs were approximately $1.0 million and decommissioning and restoration costs were approximately $1.9 million. As of December 31, 2023 approximately $1.5 million is recorded under accrued expenses and other liabilities.

The company concluded that the above actions were triggering events for an impairment test under ASC 360, property, Plant and Equipment. Refer also to note 2(t) and 6.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
ab.	Impact of recently issued accounting standards:

Recently issued accounting standards and adopted by the Company:

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606). This guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The adoption of the standards did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting standards and not yet adopted by the Company:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:	MARKETABLE SECURITIES

As of December 31, 2023, there is no outstanding marketable securities held by the company.

The following is a summary of available-for-sale marketable securities at December 31, 2022:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Accrued Interest	Fair value

Available-for-sale – matures within one year:
Corporate bonds	$7,164	$-	$126	$39	$7,077
Total	$7,164	$-	$126	$39	$7,077

As of December 31, 2023 and 2022 the Company didn’t record an allowance for credit losses for its AFS marketable debt securities.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2023	2022

Prepaid expenses	$5,388	$6,313
Government authorities	4,410	13,005
Advances to suppliers	3,102	3,439
Derivatives	539	371
Other receivables (*)	12,050	9,442

	$25,489	$32,570

(*) Including mainly insurance receivables, see also note 11.

NOTE 5:-	INVENTORIES

	December 31,
	2023	2022

Raw materials	$11,884	$32,443
Work-in-progress	2,390	4,058
Finished goods	122,172	201,731

	$136,446	$238,232

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:

Machinery and manufacturing equipment, net (1)	$339,657	$334,156
Office equipment and furniture	40,012	36,079
Motor vehicles	4,933	5,139
Buildings and leasehold improvements	131,269	129,679
Prepaid expenses related to operating lease (2)	939	939

	516,810	505,992
Accumulated depreciation and impairment:

Machinery and manufacturing equipment, net	249,499	230,063
Office equipment and furniture	27,866	24,491
Motor vehicles	3,908	3,832
Buildings and leasehold improvements	56,984	51,722
Prepaid expenses related to operating lease	173	163
Impairment of fixed assets (3)	54,900	26,429

	393,330	336,700

Depreciated cost	$123,480	$169,292

(1)	Presented net of investment grants received in the total amount of $7,463.

(2)
Until 2012, the Company leased land from the Israel Lands Administration ("ILA") for its Bar-Lev manufacturing facility. The lease term started on February 6, 2005. The lease is for an initial non-cancellable term of 49 years, with a renewal option of an additional 49 years.

(3)	Non cash pre-tax impairment charges recognized in 2023 were $28,472, Non cash pre-tax impairment charges recognized in 2022 were $26,429 (see also Note 2k)

Depreciation expenses were $27,387, $33,813 and $32,394 for the years ended December 31, 2023, 2022 and 2021, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-	GOODWILL AND INTANGIBLES

a. Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 are as follows:

Balance as of January 1, 2022	$45,800
Acquired through business combination (*)	792
Goodwill Impairment (**)	(44,829)
Foreign currency translation adjustments	(1,763)

Balance as of December 31, 2022 and 2023	$-

(*) Resulting from Magrab acquisition, see also Notes 1(d).

(**)The Company performs its annual testing of goodwill in the fourth quarter of each year in accordance with ASC 350 (see also Note 2l). During the fourth quarter of 2022, the Company conducted an impairment test of its reporting unit. Due to factors such as a decrease in the Company's market value, lower-than-expected projected future cash flows, and higher interest rates, a pre-tax, non-cash goodwill impairment charge of $44,829 was recorded.

b. Intangible assets:

	December 31,
	2023	2022
Original amounts:
Customer relationships (*)	$13,983	$13,983
Accumulated amortization:
Customer relationships	(7,687)	(5,067)
Foreign currency translation adjustment	(39)	(99)

Total intangibles assets	$6,257	$8,817

(*)	In 2022, includes $1,789 Acquired through business combination of Magrab.
(1)	Amortization expense amounted to $2,620 and $2,531 for the years ended December 31, 2023 and 2022, respectively.
(2)	Estimated amortization expenses for the following years as of December 31, 2023:

2024	2,662
2025	2,472
2026	224
2027	224
2028	224
2029 and on	451

$6,257

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOAN

Short-term bank credit and loans are classified as follows:

		Weighted average interest
	Currency	December 31,		December 31,
		2023	2022	2023	2022
		%

Short-term bank credit (*)	USD	-	6.3	$-	$21,183
Short-term bank credit (**)	INR	10.1	7.6	$2,801	$2,674
Current maturities of Long- term bank loan and other (**)	INR	8.9	7.6	$2,317	$2,278
Total				$5,118	$26,135

(*) As of December 31, 2023, the company has no credit lines in Israeli banks. The credit line outstanding as of December 31, 2022, in Israeli banks was fully repaid during 2023.

(**) Credit line and bank loan in Lioli - During 2022, Lioli engaged with a new bank and signed a new loan agreement. The loan agreement with the bank in Lioli contains customary covenants. Lioli is in compliance with the requirement of the financial covenants under the agreement of own capital contribution. The Loan Agreement also contains certain customary negative covenants that require Lioli to refrain from certain actions unless bank’s consent obtained. Lioli debt is secured by a SBLC (Stand By Letter of Credit) from Caesarstone and floating charge on all of Lioli’s assets. (see also Note 15).

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2023	2022

Employees and payroll accruals	$13,410	$13,029
Accrued expenses	8,833	12,003
Advances from customers	2,413	1,998
Taxes payable	5,617	4,892
Warranty provision	1,154	1,239
Derivatives	-	942
Sales return provision	875	604
Operating lease liability short-term	23,932	22,741
Contingent consideration liability and other	660	1,329

	$56,894	$58,777

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	LEASES

As of December 31, 2023, the Company had operating lease agreements for facilities and vehicles in the United States, Canada, Australia, United Kingdom, European Union, Israel, India, Sweden and Singapore. The Company’s leases have remaining lease terms of up to 15 years, some of which include options to extend the leases for up to five years. Such options are included in the lease term when it is reasonably certain that the option will be exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet, the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes. The Company uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

a.	The following table summarizes the Company’s lease-related assets and liabilities recorded on the consolidated balance sheet:

	Classification	December 31, 2023	December 31, 2022
Assets:

Operating lease assets (*)	Operating lease right-of-use assets	$120,156	$144,098

Total lease assets		$120,156	$144,098

Liabilities:

Current lease liabilities	Accrued expenses and other liabilities	23,932	22,741
Long-term lease liabilities	Long-term operating lease liabilities	114,146	124,353

Total lease liabilities		$138,078	$147,094

(*) Following the closure of Sdot Yam plant, the Company evaluated it's right of use asset resulted from non-cancelable lease agreement effective through 2032. Based on future estimated sublease the Company recorded an impairment of $16,575 during 2023.

Lease term and discount rate:	December 31, 2023	December 31, 2022

Weighted-average remaining lease term — operating leases	7.29 years	7.92 years
Weighted-average discount rate — operating leases	2.74%	2.47%

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	LEASES (Cont.)

b.	The components of operating lease cost for the year ended December 31, 2023 were as follows:

	December 31, 2023	December 31, 2022
Operating lease cost:

Operating lease expense	$28,771	$27,583
Variable lease expense (*)	1,113	2,123
Sublease income	(477)	(999)

Total operating lease cost	$29,407	$28,707

(*)	Includes short-term leases, index, maintenance and variable lease costs.

c.	The maturity of the Company’s operating lease liabilities for contracts with lease term greater than one year as of December 31, 2023 are as follows:

December 31,

2024	25,963
2025	23,534
2026	21,206
2027	17,816
2028	14,997
2029 and thereafter	47,780

Total future lease payments (*)	151,296
Less imputed interest	(13,218)

Total	$138,078

(*)	Total lease payments have not been reduced by sublease rental payments of approximately $326 due in the future under non-cancelable subleases.

d.	For additional information regarding lease transactions between related parties, refer to Note 14.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	LEASES (Cont.)

e.	The following table presents supplemental cash flow information related to the lease costs for operating leases:

	December 31, 2023	December 31, 2022
Cash paid for amounts included in measurement of lease liabilities:

Operating cash flows for operating leases	$27,471	$26,003

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

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

Individual claims in Israel

As of December 31, 2023, the Company is subject to 150 pending bodily injury claims (individual claims and NII subrogation or related future probable claims) that have been submitted in Israel since 2008 against the Company directly, or that have named the Company as third-party defendant by fabricators or their employees in Israel, by the injurer's successors, by the NII or by others.

As of December 31, 2023, the Company has 9 pending pre-litigation demand letters on behalf of certain fabricators in Israel.

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

On January 4, 2018, the Company and the plaintiff submitted to the Israeli District Court a settlement agreement, which was approved in July 2021. The claim was dismissed and during 2022, the Company paid without any admission of liability, an aggregate amount of NIS 9.0 million (approximately $2,557) to fund certain safety related equipment at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses. The amounts transferred were fully utilized during 2023.

During 2021 the Company received refund of NIS 7.0 million (approximately $2,100) from its insurance carrier which was recorded as a reduction of legal settlements expenses.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Individual claims in Australia:

As of December 31, 2023, Company’s subsidiary in Australia is subject to 74 pending bodily injury claims that have been submitted in Australia since 2018 against it directly, or that have named the Company as third-party defendant by fabricators in Australia.

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

Individual claims in the U.S.:

As of December 31, 2023, Company’s subsidiary in U.S. (Caesarstone U.S.) is subject to 22 pending bodily injury claims that have been submitted in U.S. against it directly, or that have named the Company as third-party defendant by fabricators in U.S. Since such claims are at an early stage in accordance with ASC 450, therefore no provision is provided.

Summary of the provisions for claims mentioned:

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

Accordingly, the reserve for bodily injury claims in Israel and Australia (including class action) as of December 31, 2023 and 2022 totaled to $25,717 and $35,980 respectively, of which $14,509 and $16,408 is reported in short term legal settlements and loss contingencies and $11,208 and $19,572 is reported in long-term liabilities. The Company currently cannot estimate the number of claimants that may file claims in the future or the nature of their claims in order to conclude probability or the range of loss.

The Company updated its provision in 2023, 2022 and 2021 to reflect the outstanding claims in the below table, and provided a provision also for related NII unasserted claims, based on its legal advisors’ and according to ASC 450, taking into consideration new claims filed, settlements reached and other new information available.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A summary of bodily injury claims for which the Company provided provision is as follows:

	Year ended December 31,
	2023	2022	2021

Outstanding claims, January 1,	221	203	173

New claims	63	87	73
Settled and dismissed claims	(60)	(69)	(43)

Outstanding claims, December 31	224	221	203

Insurance

The Company maintains insurance for product liability claims, including for bodily injury claims related to exposure to silica dust, where such insurance cover can be obtained. The Company has purchased insurance policies for the period from 2008 and to date from several insurance carriers that provide coverage for product liability losses, subject to certain terms and conditions, and the related defense costs up to a certain limit per case and per policy year.

As of December 31, 2023, the Company has regional product liability insurance policies, other than in Israel and Australia. Specifically, in the United States and Canada, local policy covers up to $20 mililion and CAD 20 million respectively, per claim or per year, subject to certain terms and limitations, with relatively low deductibles.

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

As of December 31, 2023, and 2022, the insurance receivable totaled to $8,361 and $7,306, respectively, reported in the other accounts receivable and prepaid expenses.

During the years ended December 31, 2023 and 2022, legal settlements and loss contingencies expenses related to the bodily injury claims related to exposure to silica dust totaled to a credit of $4,847 and expense of $597, respectively, which reflects the deductible amounts for claims covered by insurance policies, claims not covered and the impact of settlements including the related legal costs.

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

The Company's significant contractual obligations and commitments as of December 31, 2023, are for purchase obligations to certain suppliers and amounted to $18,611 for the fiscal year 2024.

c.	Pledges and guarantees:

1.
As of December 31, 2023, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $8,327 related to facilities, machinery and equipment, and other miscellaneous guarantees.

2.	See also note 15.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate:

The corporate tax rate in Israel was 23% in 2023 and 2022, and 2021.

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

The principal benefits by virtue of the Encouragement Law are the following:

Tax benefits and reduced tax rates under the Preferred Enterprise track:

The tax rate on preferred income from a Preferred Enterprise commencing 2017 is 16% and in development area A – 7.5% (relates to Company's manufacturing plant in Bar-Lev industrial zone). During 2023 the company closed it’s Sdot-Yam manufacturing facility, resulting future tax benefits only from it’s manufacturing facility in Bar-Lev industrial zone.

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

The tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 25% as of December 31, 2023). Under the Encouragement Law, tax-exempt income generated under the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law.

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

Of the Company's retained earnings as of December 31, 2023, approximately $20,169 is tax-exempt earnings attributable to its Approved Enterprise.

As of December 31, 2023, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $5,042.

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

Company incorporated in United States – 25.3% tax rate (federal and state).
Company incorporated in Australia - 30% tax rate.
Company incorporated in Singapore - 17% tax rate.
Company incorporated in Canada – 27.7% tax rate (federal and state).
Company incorporated in England – 25% tax rate.
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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022
Deferred tax assets:

Goodwill and Intangible assets	$227	$253
Other temporary differences including operating lease (1)	28,558	35,277
Temporary differences related to inventory (2)	9,068	8,150
Property and equipment	3,315	2,834
Carryforward losses, deductions and credits (3)	10,451	4,569
Less-valuation allowance	(29,198)	(1,796)

Total deferred tax assets	22,421	49,287

Deferred tax liabilities:

Property and equipment	(2,844)	(8,680)
Intangible Assets	(1,533)	(1,687)
Other temporary differences including operating lease	(17,989)	(26,957)

Total deferred tax liabilities	(22,366)	(37,324)

Deferred tax assets, net	$55	$11,963

(1)	Deriving mainly from provision for labor related, provision for loss contingencies and lease accounting in accordance with ASC842.
(2)	Deriving mainly from the provision for slow moving inventory and IRS section 263(a).
(3)
Parent company and certain subsidiaries have tax loss carry-forwards totaling approximately $141,560 which can be carried forward and offset against taxable income, these carry-forward tax losses have no expiration date. In addition to the above, the Company carried back its 2020 U.S. subsidiaries losses in accordance with the CARES act.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the schedule of reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. During 2023, the Company recorded a full valuation allowance on deferred tax assets in the U.S and Israel in accordance with ASC 740, due to accumulated 3-year loss position and its estimation that future taxable income is not probable.

d.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2023	2022	2021

Income (loss) before taxes on income	$(86,959)	$(55,608)	$19,839

Statutory tax rate in Israel	23%	23%	23%

Income (loss) taxes at statutory rate	$(20,001)	$(12,790)	$4,563

Increase (decrease) in tax expenses resulting from:

Tax benefit arising from reduced rate as an "Preferred Enterprise"	9,996	2,622	(1,245)
Non-deductible expenses, net	1,818	10,745	1,039
Increase (decrease) in taxes from prior years, also related to settlement with tax authorities	419	(735)	(1,502)
Tax adjustment in respect of foreign subsidiaries' different tax rates	(1,120)	(239)	(650)
Provision for withholding tax assets	2,828	-	-
Uncertain tax position	-	-	110
Changes in valuation allowance	27,402	1,079	(385)
Others	(61)	76	20

Income tax expense	$21,281	$758	$1,950

Effective tax rate	(24.5)%	(1)%	10%

Per share amounts (basic and diluted) of the tax benefit resulting from an "Preferred Enterprise"	$0.29	$(0.04)	$(0.04)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Domestic	$(38,831)	$(18,671)	$19,539
Foreign	(48,128)	(36,937)	300

	$(86,959)	$(55,608)	$19,839

f.	Tax expenses on income are comprised as follows:

	Year ended December 31,
	2023	2022	2021

Current taxes	$9,373	$6,832	$6,423
Deferred taxes	11,908	(6,074)	(4,473)

	$21,281	$758	$1,950

Domestic	$14,084	$436	$1,190
Foreign	7,197	322	760

	$21,281	$758	$1,950

g.	Tax assessments:

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2023:

Israel 2019 – present
Australia 2019 - present
Canada 2018 - present
United States 2019 - present
Singapore 2019 - present
England 2019 – present
India 2022 – present
Sweden 2022 - present

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

The balances at December 31, 2023 and 2022 include a liability for unrecognized tax benefits of $2,891, for tax positions which are uncertain of being sustained.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2021	$3,663

Increase in tax positions for current year	110

Gross tax liabilities at December 31, 2021	3,773

Increase in tax positions for current year	(882)

Gross tax liabilities at December 31, 2022	2,891

Release of tax position of prior years	-

Gross tax liabilities at December 31, 2023	$2,891

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2023 and 2022:

	Authorized		Outstanding
	December 31,		December 31,
	2023	2022	2023	2022
	Number of shares

Ordinary shares of NIS 0.04 par value each	200,000,000	200,000,000	34,532,452	34,507,303

b.	Ordinary shares:

Ordinary shares confer on their holders voting rights and the right to receive dividends.

c.	Dividends:

In February 2020 the Company revised its dividend policy so that cash dividend will be distributed up to 50% of the year to date reported net income attributable to controlling interest less any amounts already paid as dividend for the respective period, provided that such calculated dividend is not less than $0.10 per share. Any dividend payment is subject to approval by the Company’s board of directors.

Pursuant to the above policy the Company paid a total amount of $8,625 in 2022 mostly out of its non-tax exempt profit under the beneficiary enterprise (see also note 12).

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

As of December 31, 2023, there were 2,340,110 options and restricted stock units (RSUs) outstanding under the Plans and 1,673,915 shares available or reserved for future issuance under the plan.

As of December 31, 2023, there was $2,770 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over a weighted-average period of 3.0 years.

The following is a summary of activities relating to the Company’s stock options granted to employees under the Company’s plan during the year ended December 31, 2023:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	1,546,150	14.58	-
Granted	1,315,800	4.71
Exercised	-	-
Forfeited	(582,550)	15.72

Outstanding - end of the year	2,279,400	8.63	-

Options exercisable at the end of the year	641,325	15.41	-

Vested and expected to vest	641,325	15.41	-

The weighted average fair value of options granted during 2023, 2022 and 2021 was $1.9, $3.8 and $5.2 per option. The weighted average fair value of options vested during 2023, 2022 and 2021 was $12.96, $12.30 and $14.07 per option. The intrinsic value of options exercised during 2023, 2022 and 2021 was $0.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal year 2023 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2023. This amount changes based on the fair market value of the Company’s ordinary shares.

The following is a summary of activities relating to the Company’s RSUs granted to employees under the Plan during the year ended December 31, 2023:

	Number of RSUs	Weighted average fair value	Aggregate intrinsic value

Outstanding - end of the year	74,887	12.17	428
Granted	23,809	4.11
Exercised	(25,477)	11.77
Forfeited	(12,508)	2.80

Outstanding - end of the year	60,711	8.51	227

RSUs exercisable at the end of the year	-	-	-

Vested and expected to vest	60,711	8.51	227

The awards outstanding as of December 31, 2023 have been separated into ranges of exercise price, as follows:

	Awards outstanding			Awards exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.01 (RSUs)	60,711	5.64	$0.01	-	-	$-
$4.0-9.5	1,455,200	6.25	$5.01	23,150	5.68	$8.07
$10.2-19.7	709,200	3.32	$13.13	503,175	2.90	$13.17
$20.3-29.5	115,000	0.67	$26.70	115,000	0.67	$26.70

	2,340,111			641,325

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

Compensation expenses related to options and RSUs granted were recorded in the consolidated statements of operations, as follows:

	December 31,
	2023	2022

Cost of revenues	$95	$315
Research and development expenses	89	69
Marketing and selling expenses	298	201
General and administrative expenses	543	917

Total	$1,025	$1,502

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES

Company's controlling shareholder, is Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”), which is controlled by Sdot-Yam Business Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam (for convenience purposes, collectively referred as the “Kibbutz"). The Kibbutz has an ownership interest in the Company of approximately 30.2%, as of December 31, 2023.

On September 5, 2016, the Kibbutz and Tene Investment in Projects 2016 Limited Partnership (“Tene”) entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet , pursuant to which both the Kibbutz and Tene are deemed the Company’s controlling shareholders under the Israeli Companies Law. The Shareholders’ Agreement further amended on February 20, 2018 and September 18, 2023, In which the amendment executed on September 18, 2023 (the “September Amendment”) replaced the Shareholders Agreement in its entirety. Pursuant to the September Amendment, the parties agreed, among other things, to vote at general meetings of the Company’s shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon. However, if no agreement is reached, the Kibbutz will determine the manner in which both parties will vote, except with respect to certain carved-out matters, to which Tene, for so long as it holds more than 3% of the issued and outstanding share capital of the Company, will determine the manner in which both parties will vote.

In addition, each of the Kibbutz and Tene shall be entitled to vote separately in any manner with respect to the appointment, replacement or terms of compensation of the Company’s Chief Executive Officer. Among others, according to the September Amendment Tene granted the Kibbutz a right of first refusal and the Kibbutz granted Tene certain tag-along rights with respect to their disposition of ordinary shares. If Tene sells more than 3% of the issued and outstanding share capital of the Company without providing the Kibbutz its right of first offer then certain rights contemplated under the September Amendment will terminate, including Tene’s tag-along right.

As of December 31, 2023 the Kibbutz and Tene beneficially own 14,029,494 ordinary shares (or approximately 40.6% of the outstanding).

The Company is party to a series of agreements with the Kibbutz that govern different aspects of the Company's relationship and are described below.

a.	Manpower agreement with the Kibbutz:

On July 2011, the Company entered into a manpower agreement with The Kibbutz such was automatically renewed during 2023 for additional one year term, and will be automatically renewed again, unless one of the parties gives six months’ prior notice, for additional one-year periods.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

On July 30, 2015, and on October 14, 2018, following the approval of Company's audit committee, compensation committee and board of directors, Company's shareholders approved an addendum to the Manpower Agreement by and between the Kibbutz and the Company, with respect to the engagement of office holders affiliated with the Kibbutz, for an additional three-year term as of the date of the shareholders’ approval.

During 2021, following the approval of Company’s audit committee and the board of directors, the manpower agreement is valid through 2030.

Under the manpower agreement and its addendum, the Kibbutz will provide the Company with labor services staffed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (“Kibbutz Appointees”). The consideration to be paid for each Kibbutz Appointee will be based on the Company's total cost of employment for a non-Kibbutz Appointee employee performing a similar role. The number of Kibbutz Appointees may change in accordance with the Company's needs. Under the manpower agreement, the Company will notify the Kibbutz of any roles that require staffing, and if the Kibbutz offers candidates with skills similar to other candidates, the Company will give preference to hiring of the relevant Kibbutz members. the Kibbutz is entitled under this agreement, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee of manpower services through his or her employment by the Kibbutz and require such appointee to become employed directly by the Company.

The manpower agreement and addendum also includes the Kibbutz’s obligation to customary liability, insurance, indemnification and confidentiality and intellectual property provisions. Office holders who are Kibbutz Appointees shall have all benefits applicable to Company's other office holders, including without limitation, directors’ and officers’ liability insurance, and Company's indemnification and exemption undertaking.

Manpower service fees paid were $1,553, $1,768 and $1,803 for the years ended December 31, 2023, 2022 and 2021, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

b.	Services from the Kibbutz:

On July 30, 2015, following the approval of the audit committee and the board, Company’s shareholders approved an amended services agreement pursuant to which, the Kibbutz will continue to provide various services it provides in the ordinary course of Company's business, for a period of three years commencing as of the date of approval by the shareholders.

On October 14, 2021, following the approval of the audit committee and the board, Company’s shareholders approved a further amended services agreement (“Amended Services Agreement”) for an additional period of three years.

The amount that the Company pays to the Kibbutz under the Amended Services Agreement depends on the scope of services the Company will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from the Kibbutz, considering its physical proximity to Company’s manufacturing plant in Sdot-Yam and its expertise.

The amounts the Company pays for the services are subject to certain adjustments for increases in the Israeli consumer price index. In addition, the Amended Services Agreement grants The Kibbutz right of first proposal in special projects with respect to the metal workshop services. The amended services agreement also outlines the distribution mechanism between the Company and the Kibbutz for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with the Company’s business facilities. Each party may terminate such agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-days’ prior notice.

The Company's net service fees paid to the Kibbutz pursuant to the Original and Amended Services Agreements were $810, $1,334 and $1,468 for the years ended December 31, 2023, 2022 and 2021, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Land Use Agreement with the Kibbutz:

Land leased to the Kibbutz by the ILA and the Caesarea Development Corporation

The Company's principal offices and research and development facilities, as well as one of its two manufacturing facilities, are located on the grounds of the Kibbutz and include buildings spaces of approximately 30,744 square meters and unbuilt areas of approximately 60,870 square meters.

The Company signed a land use agreement with the Kibbutz, which has a term of 20 years commencing on April 1, 2012. As per the agreement, the annual fee may be adjusted after January 1, 2021 and every three years thereafter, at the election of the Kibbutz by obtaining an updated appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by the Kibbutz out of the list of appraisers recommended at that time by Bank Leumi Le-Israel ("Bank Leumi"). During 2021, the Kibbutz elected this option and the parties mutually agreed upon a land appraiser, and based on its study the fees were adjusted for 2021 onwards for annual amount of approximately NIS 18,600,000 (approximately $5,980), linked to the Israeli consumer price index.

Under the land use agreement, the Company may not terminate the operation of either of its two production lines at its plant in the Kibbutz as long as the Company continues to operate production lines elsewhere in Israel, and its headquarters must remain at The Kibbutz. Notwithstanding with the above mentioned, during 2023 the Company announced on closing the Sdot Yam plant with the permission of the Kibbutz. The Company is still liable to cover the land use agreement as is, and it may sublease part of the lands and buildings to a third party, subject to Kibbutz approval by case.

The Company may also not decrease or return to the Kibbutz any part of the land underlying the land use agreement; however, it may submit a written request to the Kibbutz to return certain lands. The Kibbutz will have three months to accept or reject such request, in its sole discretion, provided that if it does not respond within such three-month period, the Company will be entitled to sublease such lands to a person approved in advance by the Kibbutz. In such event, the Company will continue to be liable to the Kibbutz with respect to such lands.

In addition, the Company has committed to fund the cost of construction, up to a maximum of NIS 3.3 million (approximately $910) plus VAT, required to change the access road leading to The Kibbutz and its facilities, such that the entrance of the Company's facilities will be separated from the entrance into The Kibbutz. From the said amount, the Kibbutz has already set-off an amount of NIS 300,000 (approximately $83) for expenses incurred by it. In addition, the Company has committed to pay NIS 200,000 (approximately $55) plus VAT to cover the cost of paving an area of land leased from the Kibbutz with such payment to be deducted in monthly installments over a four-year period beginning in the year that the construction completed, from the lease payments to be made to the Kibbutz under the land use agreement related to the Company's Sdot-Yam facility.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

d.	Financing liability of land:

Pursuant to the Land Use Agreement, the Company has entered into an agreement with The Kibbutz dated August 6, 2013, under which the Kibbutz acquired additional land of approximately 12,800 square meters on the grounds near the Company's Bar-Lev facility, which the Company required in connection with the construction of the fifth production line at the Company's Bar-Lev manufacturing facility, leased it to the Company for a monthly fee of approximately NIS 70,000 (approximately $22).

Under the agreement, the Kibbutz committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to Company’s plans, (iii) build a warehouse according Company’s plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The finance of the building of the warehouse will be made through a loan that will be granted by the Company to the Kibbutz, in the amount of the total cost related to the building of the warehouse and such loan, including principal and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 1.4% a year. On November 30, 2015 the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to the Company. As of December 31, 2023, the construction of the warehouse has not started yet.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

d.	Financing liability of land (cont.):

Pursuant to a land purchase and leaseback agreement, dated as of March 31, 2011, which became effective upon the Company’s IPO, between the Company and The Kibbutz, the Company completed the selling of the rights in the lands and facilities of the Bar-Lev Industrial Center (the "Bar-Lev Grounds") to The Kibbutz in consideration for NIS 43.7 million (approximately $10,900). The land purchase agreement was executed simultaneously with the execution of a land use agreement. Pursuant to the land use agreement, the Kibbutz permits the Company to use the Bar-Lev Grounds for a period of 10 years commencing on September 2012 that will be automatically renewed, unless the Company gives two years prior notice, for a ten-year term in consideration for an annual fee of NIS 4.1 million (approximately $1,200) to be linked to increases in the Israeli consumer price index. As per the agreement, the fee is subject to adjustment following January 1, 2022 and every three years thereafter at the option of The Kibbutz if The Kibbutz chooses to obtain an appraisal that supports such an increase. The appraiser would be mutually agreed upon or, in the absence of agreement, will be chosen by the Kibbutz from a list of assessors recommended at that time by Bank Leumi. During 2022, the Kibbutz elected this option and the parties mutually agreed upon a land appraiser, and based on its study the fees were adjusted for 2022 onwards for total annual amount of approximately NIS 8,100,000 (approximately $2,600), linked to the Israeli consumer price index.

The transaction was not qualified as "sale lease-back" accounting under both ASC 840 and ASC 842 and the Company recorded the entire amount received as consideration as a liability.

The financing liability of land from a related party was matured in August 31, 2022. And since that period, the related lease charges recorded under the land use agreement expenses.

The Company's payments pursuant to the land use agreements related to Sdot-Yam and Bar-Lev mentioned above totaled to $7,857, $8,162 and $7,665 for the years ended December 31, 2023, 2022 and 2021, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

e.	Details on transactions and balances with related parties and other loan:

1.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz). The following table summarizes such transactions:

	Year ended December 31,
	2023	2022	2021

Cost of revenues	$8,232	$8,870	$8,157

Research and development	$486	$574	$547

Selling and marketing	$621	$730	$723

General and administrative	$848	$951	$873

Finance expenses, net	$-	$(392)	$106

2.	Balances with related party and other loan:

	December 31,
	2023	2022

Related party balances (1)	$257	$283

Other loans(2)	$479	$483

1.	Related to the above mentioned agreements with related party.

2.	During 2021, the Company assumed 55% of the shareholders loan in Lioli.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	LONG-TERM BANK LOAN

a.

As part of the Lioli’s acquisition in 2020, Lioli assumed also a bank loan from commercial banks in India. The loan agreement includes certain covenants that Lioli is required to meet. As of December 31, 2023 and 2022 the covenants are met and the loan is presented under long-term bank loan (see also Note 8).

b.
During 2022, lioli refinanced its old loan and signed on a new loan agreement with HDFC Bank. The new loan is denominated in Indian rupee and as of December 31, 2023 the loan carries interest rate of 8.8% (linked to MCLR). The long-term loan repayable in equal monthly installment till October 2025 and outstanding balance as of December 31, 2023 is $2,070.

c.
The loan is secured by creating charge on Lioli’s land, building and plant and machineries and current assets including stock, receivables and other current assets. The Company has also provided the stand by letter of credit as a security.

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

The following table presents total revenues for the years ended December 31, 2023, 2022 and 2021, respectively:

	Year ended December 31,
	2023	2022	2021

USA	$271,647	$342,293	$305,353
Canada	75,462	93,377	84,467
Latin America	3,285	4,481	4,702
Australia	106,223	116,284	118,714
Asia	25,959	34,607	30,390
EMEA	59,908	63,320	60,836
Israel	22,747	36,444	39,430

	$565,231	$690,806	$643,892

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

No customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2023, 2022 and 2021.

b.	The following table presents total long-lived assets as of December 31, 2023 and 2022:

	December 31,
	2023	2022

USA	$100,886	$149,173
Canada	4,685	3,292
Australia	7,885	10,337
Asia	22,630	24,353
EMEA	13,794	8,488
Israel	100,013	126,564

	$249,893	$322,207

NOTE 17:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.	Finance (income) expense, net:

	Year ended December 31,
	2023	2022	2021

Finance expenses:

Interest in respect credit cards and bank fees	$4,957	$5,380	$4,702
Interest in respect of loans	377	346	2,035
Amortization/accretion of premium/discount on marketable securities	-	237	200
Realized gain/loss from marketable securities, net	63	-	134
Changes in derivatives fair value	-	1,509	-
Foreign exchange transactions losses	154	3,818	6,023

	5,551	11,290	13,094
Finance income:

Interest in respect of cash and cash equivalent and short-term bank deposits	1,473	20	147
Changes in derivatives fair value	680	-	4,950
Interest income from marketable securities	107	287	407
Foreign exchange transactions gains	4,360	14,062	-

	6,620	14,369	5,504

Finance expenses (income), net	$(1,069)	$(3,079)	$7,590

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

b.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Year ended December 31,
	2023	2022	2021

Net income (loss) attributable to controlling interest, as reported	$(107,656)	$(57,054)	$18,966
Adjustment to redemption value of non-controlling interest	(532)	(198)	(1,399)

Numerator for basic and diluted net income (loss) per share	$(108,188)	$(57,252)	$17,567

Denominator (in thousands):

	Year ended December 31,
	2023	2022	2021

Denominator for basic income (loss) per share	34,519	34,488	34,462
Effect of dilutive stock based awards	-	-	108

Denominator for diluted income (loss) per share	34,519	34,488	34,570

Earnings per share:

Basic and diluted earnings (loss) per share	$(3.13)	$(1.66)	$0.51

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