Form 20-F
period 2024-12-31
Caesarstone Ltd.
filed 2025-03-05
CIK 1504379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 34,549,050 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2024 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.647, the representative exchange rate published by the Bank of Israel as of December 31, 2024.

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

Unless otherwise noted in this annual report, Freedonia Custom Research, a division of MarketResearch.com, Inc. (“Freedonia”) is the source for third-party industry data and forecasts. The Freedonia report, dated March 1, 2025 (“Freedonia Report”), represents data, research opinion or viewpoints developed independently by Freedonia and does not constitute a specific guide to action. In preparing the report, Freedonia used various sources, including publicly available third-party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products, and government and trade associations. Growth rates in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions and forecasts expressed in the Freedonia Report are subject to change by Freedonia without notice. Management believes this third-party report to be reputable, but has not independently verified the underlying data sources, methodologies, or assumptions. The report and other publications referenced are generally available to the public and were not commissioned by the Company.

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

TABLE OF CONTENTS

PART I		1
ITEM 1:	Identity of Directors, Senior Management and Advisers	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
A.	[Reserved]	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4:	Information on the Company	38
A.	History and Development of the Company	38
B.	Business Overview	39
C.	Organizational Structure	52
D.	Property, Plants and Equipment	52
ITEM 4A:	Unresolved Staff Comments	54
ITEM 5:	Operating and Financial Review and Prospects	54
A.	Operating Results	54
B.	Liquidity and Capital Resources	64
C.	Research and Development, Patents and Licenses	67
D.	Trend Information	67
E.	Critical Accounting Estimates	68
ITEM 6:	Directors, Senior Management and Employees	72
A.	Directors and Senior Management	72
B.	Compensation	77
C.	Board Practices	81
D.	Employees	96
E.	Share Ownership	97
ITEM 7:	Major Shareholders and Related Party Transactions	98
A.	Major Shareholders	98
B.	Related Party Transactions	101
C.	Interests of Experts and Counsel	106
ITEM 8:	Financial Information	106
A.	Consolidated Financial Statements and Other Financial Information	106
B.	Significant Changes	109
ITEM 9:	The Offer and Listing	109
A.	Offer and Listing Details	109
B.	Plan of Distribution	109
C.	Markets	109
D.	Selling Shareholders	109
E.	Dilution	109
F.	Expenses of the Issue	109
ITEM 10:	Additional Information	109
A.	Share Capital	109
B.	Memorandum and Articles of Association	109
C.	Material Contracts	110
D.	Exchange Controls	110
E.	Taxation	110
F.	Dividends and Paying Agents	121
G.	Statements by Experts	121
H.	Documents on Display	121
I.	Subsidiary Information	121
J.	Annual Report to Security Holders	121

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

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, results of operations, and financial condition, all of which are more fully described below. This summary should be read in conjunction with the other information discussed in this Item 3.D and should not be relied upon as an exhaustive summary of the material risks facing our business. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” and elsewhere in this annual report for a more thorough description of these and other risks. Such risks include, but are not limited to:

•	Adverse outcomes and potential losses from bodily injury claims may have a material adverse effect on our business, operating results, financial condition and cash flows.

•
We are currently unable to obtain insurance coverage for future claims relating to silicosis in certain relevant jurisdictions, and the insurance that we currently maintain may be insufficient if our position is not accepted by courts and juries, in addition our entitlement may be disputed.

•	Changes in laws and regulations relating to hazards associated with engineered stone surfaces or with the crystalline silica in stone surfaces may adversely and materially affect our business.

•
Downturns in the home renovation and remodeling and new residential construction sectors or the economy generally and a lack of availability of consumer credit materially and adversely impact end-consumers and lower demand for our products, which causes our revenues and net income to decrease.

•	Adverse global conditions, including macroeconomic slowdowns and recessions, and geopolitical instability, have in the past and may continue to negatively impact our financial results.

•	We face intense competitive pressures which could materially and adversely affect our results of operations and financial condition.

•	Our results of operations may be materially and adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

•
Global trade is affected by governmental involvement including through antidumping and countervailing duties and these may cause unforeseeable market changes that could adversely impact our financial results.

•	If we are unable to pass on rising costs to our customers, it could have a material adverse effect on our business.

•
We may need to raise funds to finance our current and future capital needs, which may dilute the value of our outstanding ordinary shares, increase our financial expenses or limit our business activities.

•
Problems inherent in the use of third-party Production Business Partners (PBP), such as a failure to effectively collaborate or diversify our relationships with various PBPs, could materially adversely affect our competitive position or profitability.

•	If we fail to effectively manage the required changes in our production and supply chain, we may be unable to serve the market or suffer additional inefficiencies.

•	Changes in the prices of raw materials may increase our costs and decrease our margins and net income (loss).

•
We rely on our suppliers to deliver parts, components, manufacturing equipment, and raw materials to our facilities, and our ability to manufacture efficiently and without disruption depends on the availability, transportability and prices of such goods.

•	While we intend to introduce new products and materials, we cannot guarantee their market success.

•
Our manufacturing process, as well as that of our PBPs, is highly dependent on the consistency and quality of the raw materials received. Any changes or defects in the raw materials supplied to our facilities or our PBP could adversely impact on our operations, reputation, results and financial condition.

•
A sizable proportion of our sales in North America is attributable to a limited number of large retailers; any deterioration of our relationships with such retailers or deterioration in their business performance (in fields relevant to the sale of our products) could adversely impact our results of operations.

•
Our ability to fully integrate acquisitions, joint ventures and/or investments, could be more difficult, costly and time-consuming than we expect and therefore disrupt our business and adversely affect our financial results.

•
We rely on select suppliers in specific regions for the raw materials used in the production of our products, and we may encounter significant manufacturing delays if we experience disruptions in these supply arrangements and/or are required to change suppliers.

•
Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets, or to sales to a major customer therein, could materially and adversely impact our results of operations and prospects.

•
A key element of our strategy is to expand our sales in certain markets, such as the United States and segments, such as services. Failure to expand such sales would have a material adverse effect on our future growth and prospects.

•	Our distributors’ actions may have a materially adverse effect on our business and the results of operations. Our results of operations may be further impacted by the actions of our re-sellers.

•
Our business is subject to disruptions and quarterly fluctuations in revenues and net income (loss) as a result of seasonal factors, weather-related conditions, natural disasters, building construction cycles and actions by third parties over which we have no control, which are hard to predict with certainty.

•
Disruptions to or our failure to upgrade and adjust our information technology systems globally may materially impair our operations, hinder our growth, and materially and adversely affect our business and results of operations.

•
Compliance with continuously evolving privacy laws and regulations, including laws and regulations governing processing of personal information, including payment card data, and our actual or perceived failure to comply with such laws and regulations may result in significant liability, negative publicity, and/or erosion of trust and could have an adverse effect on our revenues, our results of operations and financial condition.

•
The steps that we have taken to protect our brand, technology and other intellectual property may not be adequate, and we may not succeed in preventing others from appropriating our intellectual property.

•	We may have exposure to greater-than-anticipated tax liabilities.

•
Environmental, health and safety regulations, industry standards and other similar matters may be costly, difficult or impossible to comply with under our existing operations and could negatively impact our financial condition and results of operations.

•
From time to time, we are subject to litigation, disputes, or other proceedings, which could result in unexpected expenses and time and resources that could have a materially adverse impact on our results of operation, profit margins, financial condition, and liquidity.

•	Failure to meet ESG expectations or standards or a failure to effectively pursue our ESG goals could adversely affect our business, results of operations, financial condition, or stock price.

•	Our operating results may suffer due to our failure to manage our international operations effectively or due to regulatory changes in the foreign jurisdictions where we operate.

•
Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended.

•	Our directors and employees who are members of Kibbutz Sdot-Yam and Tene may have conflicts of interest with respect to matters involving the Company.

•	Regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

•
Under Israeli law, our board, audit committee and sometimes also the shareholders may be required to reapprove certain of our agreements with Kibbutz Sdot-Yam every three years, and absence, or improper approval, may expose us to liability and cause significant disruption to our business.

•	Pursuant to certain agreements between us and Kibbutz Sdot-Yam, we depend on Kibbutz Sdot-Yam with respect to leasing the buildings and areas of our manufacturing facility in Israel.

•	The price of our ordinary shares may be volatile.

•	Our goodwill or other intangible assets or long-lived assets may become subject to impairment.

•	Our share price is impacted by reports from research analysts, publicly announced financial guidance, investor perceptions and our ability to meet other expectations about our business.

•	The substantial share ownership position of Kibbutz Sdot-Yam and Tene will limit your ability to influence corporate matters.

•	The market price of the Company’s ordinary shares could be negatively affected by future sales of our ordinary shares.

•
Our articles of association designate the federal district courts of the United States as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders.

•	As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

•	As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

•
Conditions in Israel, including Israel’s conflicts with Hamas and other hostile parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

•	Our operations may be affected by negative economic conditions or labor unrest in Israel.

•	The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes

•
It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

•
Our articles of association provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain a favorable judicial forum for disputes with, us and our directors, officers and other employees

•
Your rights and responsibilities as our shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of United States corporations.

•	Provisions of Israeli law and our articles of association may delay, prevent or make undesirable a merger transaction, or an acquisition of all or a significant portion of our ordinary shares.

•
If we are considered to have sizable market power under Israeli law, we could be subject to certain restrictions that may limit our ability to freely conduct our business to which our competitors may not be subject.

•
If we fail to comply with Israeli law restrictions concerning employment of employees on rest days and religious holidays, we and our office holders may be exposed to administrative and criminal liabilities and our operational and financial results may be materially and adversely impacted.

•	If we do not manage our inventory effectively, our results of operations could be materially adversely affected.

•
We depend on our senior management team and other skilled and experienced personnel to operate our business effectively, and the loss of any of these individuals could materially and adversely affect our business and our future financial condition or results of operations.

Risks Related to our Business

Risks Related to Legal Proceedings and Regulation of our Products

Adverse outcomes and potential losses from bodily injury claims may have a material adverse effect on our business, operating results, financial condition and cash flows.

Since 2008, we have been named, either directly or as a third-party defendant, in numerous lawsuits alleging damages caused by exposure to respirable crystalline silica, or RCS, related to our products. These lawsuits have been filed primarily by individuals (including fabricators and their employees), their successors, dependents and employers, as well as in subrogation claims by workers compensation or insurance bodies, such as the Israeli National Insurance Institute (the “NII”) and Australian’s state workover bodies.

Inhalation of dust containing respirable particles may occur during fabrication of slabs if proper health and safety measures are not implemented. Exposure to RCS may in turn lead to major health issues, such as silicosis, a potentially fatal progressive occupational lung disease characterized by scarring of the lungs and damage to the breathing function.

As of December 31, 2024, we were subject to lawsuits with respect to 296 injured persons globally of which 52 were in Israel, 122 in Australia and 122 in the United States. Claims asserted against us do not typically specify the total damages sought, and the plaintiffs’ damages, if any, are determined at trial or in settlement discussions. Accordingly, we cannot estimate the aggregate exposure of potential claims that may be filed against us, the number of potential claimants that may file claims against us in the future, the jurisdiction in which such claims may be filed, whether such claims will be determined in jury trials, the identity of the claimants or the nature of the claims. Consistent with the experience of other companies, we may experience an increase in the number of asserted claims against us in the future.

With respect to the United States, on August 7, 2024, we received an adverse verdict in Los Angeles County, California. The jury found all defendants liable and awarded the plaintiffs $52.4 million in damages of which Caesarstone USA was held liable for an amount equal to $13.0 million. We believe the verdict fails to acknowledge the multiple proactive measures we adopted over the years to warn and educate our employees and service providers about safe fabrication practices, and we are currently appealing the verdict on these grounds. In addition, in February 2025 we settled another claim in the U.S. We estimate the loss for the remaining 120 claims in the U.S. as only reasonably possible (18 claims) with a range of possible loss between $0.5 to $13 million per claim or at an early stage  (102 claims) in  which the amount of the possible loss cannot be reasonably estimated at this time given the preliminary stages, complexity of the claims and the uncertainty around our liability and the insurance coverage.

We apply US GAAP standard ASC450, when evaluating the need to make a provision. If we determine that it is both probable that a loss has occurred and the amount of loss can be reasonably estimated, a liability is recorded consistently with applicable accounting principles and as described in Note 11 to our financial statements. To the extent that such determination is made, and a liability is accrued with respect to the U.S. silicosis claims, the amount of such liability accrual may be substantial. To the extent not offset by insurance recoveries determined to be similarly probable and estimable, the liability would reduce the balance sheet equity, which could adversely impact our ability to meet financial obligations.

The outcome of any pending or future litigation is subject to significant uncertainty and is hard to predict. Our potential net exposure with respect to such pending claims is subject to change for a variety of reasons, including unfavorable judgements.  If we further settle or decide that we wish to settle certain claims, we may need to make a provision with respect to other claims that have similar characteristics.  We expect additional verdicts in the coming months. While each case is separate, an adverse decision could materially and adversely impact our business. In addition, punitive damages may be awarded in certain jurisdictions. We may be also subject to class action lawsuits, and we cannot be certain whether such claims will succeed in being certified or on their merits. An actual outcome of the pending litigations either individually or in aggregate could have a material adverse effect on our business, financial position, results of operations and cash flows.

Uninsured damages, the cost of defending claims, compliance costs, and the loss of business from fabricators who no longer find it practical to fabricate our products, may each have a material adverse impact on our revenues, cash flow and profits.

Media coverage regarding these claims, governmental actions and the hazards associated with exposure to RCS in the engineered stone (primarily quartz surfaces), may adversely affect consumer perception of our products, damage our brand and reputation, and in turn lead to loss of sales and a material adverse effect to our revenues and financial results.

Any of the risks described above relating to claims regarding silicosis and other bodily injury claims may have a material adverse effect on our business, operating results and financial condition. Uncertainties relating to and market perception of these matters also could continue or increase volatility in the market for our shares and materially affect the price of our shares. In addition, these risks could cause us to become insolvent or to engage in a restructuring. For more information, see “ITEM 8.A: Financial Information—Legal Proceedings— Claims related to alleged occupational illnesses.” See also Note 11 to the financial statements included elsewhere in this report.

We are currently unable to obtain insurance coverage for future claims relating to silicosis in certain relevant jurisdictions, and the insurance that we currently maintain may be insufficient if our position is not accepted by courts and juries, in addition our entitlement to insurance coverage may be disputed.

We have been unable to obtain insurance coverage for silicosis related product liability in most jurisdiction were we operate, and we may be unable to obtain insurance in other jurisdictions generally or on as favorable terms as previously obtained.

As of December 31, 2024, our insurance receivables for silicosis-related claims were $32.2 million.  Although we believe that it is probable that such receivables will be paid to us when such payments are due, if our insurers deny such claims or future claims that we may make or otherwise contest their obligation to pay us in full or on a timely basis, such failure could have a material adverse effect on our financial results and cash flow. For example, in the United States, we are subject to a reservation of rights letters from our insurers and face a range of possible limitations on our insurance coverage therefore we cannot be certain as to payment of such coverage.

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

For example, in Australia, the federal government’s group of work safe ministers resolved to ban the use, supply and manufacture of engineered stone slabs containing crystalline silica (including quartz-based products, that constituted a major part of our Australian offering). The ban came into effect on July 1, 2024, in most of Australia’s states and territories. Our efforts to comply with these new Australian laws and regulations, and to address the resulting response in the Australian market, may not be optimal or even successful and that may have a materially adverse impact on our financial results. During 2024, for example, our revenues declined by 28.8%, which we believe is also related to the new Australian laws and regulations. With this precedent in place, other jurisdictions may follow the path of imposing new laws and regulations that may limit our ability to effectively compete in markets in which we currently operate, thereby resulting in a material adverse effect on our performance and financial results.

Likewise, on December 19, 2024, California’s occupational safety and health standards board approved an emergency temporary standard aimed at protecting workers in the stone fabrication industry from exposure to RCS as a permanent standard. Prior to that, during in February 2020, the U.S. Occupational Safety and Health Administration (OSHA) published its National Emphasis Program addressing the hazards of silica, supplemented recently in September 2023 where OSHA announced a new initiative to conduct enhanced enforcement and compliance efforts (RCS focused inspection initiative in the engineered stone fabrication and installation industries). Additional regulatory changes regarding the ability to use, process or sell stone countertops, particularly engineered stone, the safety measures required in such activities, may materially adversely affect our business if they disrupt our relevant  markets.

We may be required to incur additional expenses associated with exposure to RCS in the silica containing surfaces industry to enhance our compliance with current and future laws, regulations, or standards. Failure to comply with such regulatory requirements may expose us to regulatory actions (as detailed below in “—The extent of our liability for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate and could negatively impact our financial condition and results of operations”) as well as lawsuits. Greater regulatory scrutiny and action may also lead to greater propensity for litigation against us or ultimately result in a government ban on our products.

Economic and External Risks

Economic downturns particularly in home renovation and construction may materially and adversely impact end-consumers and lower demand for our products, which may cause our revenues and net income to decrease.

Our products are primarily used as countertops in residential kitchens. As a result, our sales depend significantly on home renovation and remodeling spending, as well as new residential construction spending, primarily in the United States, Australia (unless stated otherwise, reference to Australia in this report includes Australia and New Zealand), Canada and Israel. We estimate (based on part of Freedonia Report) that approximately 60%-70% of our revenue in our principal markets (U.S., Australia, Canada) is related to residential renovations and remodeling activities, while 30%-40% is related to new construction.

Recent economic downturns, high inflation and increased interest rates have had a major effect on the housing markets that, during 2024, experienced reduced levels of consumer demand for new homes as well as reduced levels of construction, and renovation. This may continue for longer than expected. During such periods, consumer confidence historically erodes, and individuals and businesses may choose to reduce their discretionary spending and, as a result, delay or cancel their home renovation or remodeling projects. If this trend continues we may face further decreases in demand for our products, which may adversely impact our business and financial results.

As many of our customers are homebuyers or homeowners that depend on financing for their purchases (construction and renovation), lack of availability of consumer credit or increased interest rates may hinder their ability to continue such purchasing. Interest rate increases in the U.S. and around the world have and may further increase the cost of financing for consumers who in turn limit their renovation and remodeling expenditures or home purchases. The current slowdown in the housing market has impacted the demand for our products. If these trends persist, they may materially and adversely affect our ability to grow or sustain our business, our revenues and net income.”

Adverse global conditions, including macroeconomic slowdowns and recessions, and geopolitical instability, have in the past and may continue to negatively impact our financial results.

Global conditions in the financial markets, inflation and increasing interest rates have in the past and may continue in the future to adversely impact our business. The global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, instability in the global credit markets, interest rates or even availability of credit, supply chain weaknesses, instability in the geopolitical environment as a result of the Russian Ukraine conflict, the withdrawal of the United Kingdom from the European Union, and other political tensions, and foreign governmental debt concerns. The Houthi’s disruption to the movement of goods in the Red Sea has created global security concerns, resulted in higher sea freight expenses during 2024 and had an adverse impact on regional and global economies. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business. For example, higher interest rates and inflation during 2024, negatively impacted consumer spending by avoiding or down-grading purchases, and we believe adversely affected our business.

We face intense competitive pressures which could materially and adversely affect our results of operations and financial condition.

We have invested considerable resources to position our surfaces as premium branded products. Our surface competes with other surface materials and brands on a range of factors. These factors include, among other things, pricing, brand awareness and brand position, product quality, product differentiation, design and breadth of product offerings, surface dimensions, new product development and time to market, availability and supply time, technological innovation, popular home interior design trends, availability of inventory on demand, distribution coverage, customer service and versatility in products portfolio.

Due to our products’ relatively high quality and positioning, we generally set our prices - especially for our more differentiated products - at a higher level than alternate surfaces. It is possible that competitors may be able to produce or source similar surface products at a lower cost. Further penetration of these products into our active markets is reducing and may further reduce, our market share, limit our ability to increase prices and have a material adverse effect on our financial condition and results of operations.

Since certain competitors can produce products more efficiently, due to various factors, such as raw material location and availability, and offer products at lower prices, while adapting more quickly to changes in consumer preferences and demands, we may further lose market share, and our financial results may further suffer.

Our results of operations may be materially and adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency) and other currencies in which we conduct business. In 2024, 51.3% of our revenues were denominated in U.S. dollars, -17.0% in Australian dollars, 13.9% in Canadian dollars, 6.0% in Euros and 3.9% in NIS and a smaller portion in other currencies. In 2024, most of our expenses were denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian and Australian dollars and other currencies. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. We currently engage in derivatives transactions, such as forward contracts, to hedge against the risks associated with our foreign currency exposure. Our strategy to hedge our cash flow exposures involves consistent hedging of exchange rate risk in variable ratios up to 100% of the exposure over 12 months. As of December 31, 2024, our average hedging ratio was approximately 5% out of our expected currencies exposure for 2024. As of December 31, 2024, we had total outstanding forward contracts with a notional amount of $2.5 million. These forward contracts were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was positive $0.1 million, which is included in our current assets, as of December 31, 2024. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. Our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income (loss). While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

Global trade is affected by governmental involvement, including through antidumping and countervailing duties and these may cause unforeseeable market changes that could adversely impact our financial results.

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

The imposition of these duties has prompted some affected manufacturers to redirect their products into other markets where we operate, including Australia, where we hold a higher market share than in the U.S. This shift has created increased competitive pressures on our operations and financial results.

Recent developments in U.S. trade policy have introduced additional complexities. As of October 2024, a preliminary duty rate of 3.08% was applied to our porcelain products imported from India due to an ongoing antisubsidy investigation. Although the DOC recently announced a preliminary negative determination regarding antidumping duties for certain companies exporting tile from India, this investigation is not yet concluded. Final determinations regarding both antidumping and antisubsidy investigations are expected in April 2025. Moreover, we cannot predict future changes to trade policy by the Trump Administration, U.S. Congress or other governments, including tariffs or new trade agreements, or their impact on our business. Such changes in trade policy or in laws and policies governing foreign trade, and any resulting negative sentiments towards the United States as a result of such changes could materially and adversely affect our business, financial condition, results of operations and liquidity.

In addition to U.S. market dynamics, we are also impacted by developments in Europe. On October 29, 2021, the European Ceramic Tile Manufacturers’ Federation, filed a complaint with the European Commission (“Commission”) regarding imports of ceramic tiles from India and Turkey, leading to a tariff of 7.9% applicable to these imports. Such tariffs can further complicate our competitive landscape in European markets.

The shifting landscape of trade policies, including potential changes in AD/CVD tariffs imposed by the U.S., Europe, or other regulators, may increase operational uncertainty and materially impact our financial results moving forward. Furthermore, should Chinese, Indian, or Turkish exporters adapt by focusing on competing materials or markets to circumvent these duties, we could face heightened competitive pressures across all markets where we operate.

If we are unable to pass on rising costs to our customers, it could have a material adverse effect on our business.

The prices of our raw materials, shipping and energy-related costs have in the past and may in the future experience volatility that could materially impact our business and financial results. We also rely on shipping raw materials and finished goods. While we usually attempt to pass on such increased costs to our customers, our ability to do so depends on many factors including competition in our markets, availability of credit and the housing market. If we are unable to mitigate the increase of such costs, particularly raw materials and shipping, our financial condition and results of operations could be materially and adversely affected. A slowdown in our markets may result in decreased demand for our products and limit our ability to raise prices.

We may need to raise funds to finance our current and future capital needs, which may dilute the value of our outstanding ordinary shares, increase our financial expenses or limit our business activities.

We may need to raise funds to finance our existing and future capital needs, including funding ongoing working capital requirements or funding bodily injury claims or settlements. If we raise funds through the sale of equity securities, these transactions may dilute the value of our outstanding ordinary shares. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations and may also prove expensive in light of the increasing interest rates. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

Operational Risks

Problems inherent in the use of third-party Production Business Partners (PBP), such as a failure to effectively collaborate or diversify our relationships with various PBPs, could materially adversely affect our competitive position or profitability.

The closure of our production facilities in Sdot-Yam, Israel and Richmond-Hill, Georgia, have significantly increased the portion of our products produced by our third-party PBP located in Asia and Europe. Since 2021, we have accelerated our strategy to source certain product models from third-party PBP.  This trend continued as we transitioned more elaborate models to our PBP resulting in a higher portion of our goods sold produced by them.  We expect this trend to continue during 2025 and further increase our reliance on third party manufacturers. Our ability to serve our markets with the right product offering at competitive prices depends on our ability to successfully manage these sourcing partnerships. Failure to meet challenges such as IP retention, quality control in raw-materials and finished goods, coordinating logistics, inventory and supply chain challenges and maintaining compliance not only with applicable laws but with market expectations in fields such as ESG, may have an adverse effect on our business and results of operations.

Moreover, our failure to effectively manage our PBP supplier-partnerships could not only require us to locate alternative manufacturers or invest further in our facilities, but could cause delays in manufacturing, increase our costs, negatively impact our brand, reputation, and the quality of our products. Even if we do effectively manage such relationships, they may not help us to successfully optimize our operations and reduce costs.

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

Changes in the prices of raw materials may increase our costs and decrease our margins and net income (loss).

The principal raw materials used for our products are polyester and various combinations of minerals (such as quartz and pigments). In 2024, due to the closure of our production facilities in Sdot Yam and Richmond Hill and the increasing portion of products purchased from our PBP, raw materials used in our in-house manufacturing processes accounted for approximately 17.6% of our cost of goods sold (in comparison with approximately 30%, during 2023). The cost of raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facilities. The raw materials used in our products are subject to price volatility caused by weather, supply conditions, government regulations, economic and political climate, labor costs, and other unpredictable factors. During 2024, our raw materials costs were also impacted by changes in foreign currency exchange rates, mainly the Euro as it relates to polyester and other raw materials purchased from Europe. Any increase in raw material prices increases our cost of sales and can decrease our margins and net income (loss). Furthermore, we may face market conditions that will make it impossible to pass all or some of the increased costs on to our customers. If we are unable to recover these costs it may have a material adverse effect on our financial results. For cost of our raw materials in 2024 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

Dry minerals used in the production of our products, such as quartz, quartzite and other minerals are the main raw material components used in our engineered stone products. These minerals accounted for approximately 38.2% of our raw materials cost used in our internal engineered stone production in 2024. Our cost of sales and overall results of operations may be impacted significantly by fluctuations in prices. For example, if the cost of our raw materials rose by 10% in 2024, we would have experienced a decrease of approximately 0.5% in our gross profit margin in such a year. In 2024, our average cost of such minerals increased by 6.1%, following a decrease of 7.7% during 2023. The increase in 2024 is mainly due to the mix of minerals purchased. Any future increases in quartz or other mineral prices could also materially and adversely impact our margins and net income.

Polyester, which acts as a binding agent in our products, accounted for approximately 31.5% of our raw materials costs in 2024. Accordingly, our cost of sales and overall results of operations may be impacted significantly by fluctuations in polyester prices. For example, if the cost of polyester rose 10% in 2024, we would have experienced a decrease of approximately 0.38% in our gross profit margin for such a year. The cost of polyester we incur is a function of, among other things, manufacturing capacity, demand and the price of crude oil and more specifically benzene. Our cost of polyester fluctuated significantly over the years. In 2024, our average polyester cost increased by approximately 0.3% following an decrease of approximately 31% during 2023. We acquire polyester on an annual framework basis, or a purchase order basis based on our projected needs for the subsequent one to three months. Going forward, we may face price pressures from our polyester suppliers as our overall quantities produced decrease with the closure of our Sdot-Yam and Richmond-Hill facilities.

Any global increase in the prices of these raw materials may impact the price of products we purchase from our PBPs.

As a result of recent global economic conditions (as discussed in the risk factor titled “Adverse global conditions, including macroeconomic and geopolitical uncertainty, may negatively impact our financial results”), the prices of raw materials used for our products has been particularly volatile.  If we are unable to increase the price of our products to cover increased costs, to offset operating costs increases, then commodity and raw material price volatility or increases could materially and adversely affect our profitability, financial condition and results of operations. If we are unable to source raw materials, it could limit our ability to utilize our manufacturing facilities. In addition, increases in the prices of these raw materials may have a material adverse effect on our financial results.

For cost of our raw materials in 2024 and prior years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results—Cost of revenues and gross profit margin.”

We rely on our suppliers to deliver parts, components, manufacturing equipment, and raw materials to our facilities, and our ability to manufacture efficiently and without disruption depends on the availability, transportability and prices of such goods.

We currently manufacture our products at our facilities in Israel and India. In addition, we source a growing portion of our products from PBPs which are also subject to similar risks. We actively manage our global supply chain and production facilities in Israel and India.

Although our reliance on producers of our production lines, such as Breton, has diminished following the closure of our Sdot Yam plant, our Richmond hill plant and the growing portion of our products being sourced from PBP, we still rely on such producers for the availability of certain spare parts and for their support and know-how required to resolve specific technical issues with their manufacturing equipment. Our ability to obtain critical spare parts, manufacturing equipment, and technical support from these suppliers could be affected if they experience insolvency, business cessation, or delays in providing necessary components. Any disruption in the supply of such parts, expertise, or technical support could have some impact on our production lines, potentially leading to delays or disruptions in our manufacturing process.

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

For example, from 2021 through 2024 we have experienced disruptions and volatility in our supply chain that we expect to continue through 2025. Supply chain issues have occurred on a global scale, which have been triggered by various factors, including among other reasons, the COVID-19 pandemic, weather conditions and other geopolitical events, such as Russia-Ukraine war (effecting the availability of Ukrainian clay and energy prices), the war in Israel and the Houthi’s disruption to the movement of goods in the Red Sea, that effected many factors such as sea freight prices and have caused delays in the arrival of or otherwise constrained our supply of raw materials, particularly minerals and porcelain, which are essential and non-fungible components in the manufacture of our countertops and surface products.

There can be no assurance that we will be able to effectively manage our global supply chain and manufacturing operations in the future. Price increases imposed by our suppliers for raw materials and goods and transportation price increases may all have a material adverse effect on our business and consolidated results of operations.

While we intend to introduce new products and materials, we cannot guarantee their market success.

Our competitive advantage is due, in part, to our ability to design, develop, outpace competitors, introduce and sell innovative new and/or improved products and strengthen our brand. To maintain such an advantage, we invest considerable resources in research and development. Such new products may include entirely new types of products, new designs, new colors, sizes and thicknesses, new and alternative materials (including as recently done, replacing the composition of some traditional quartz-based products) and complementary products. Introducing new products involves uncertainties, such as predicting changing consumer preferences, development challenges, manufacturing challenges, marketing and selling new technologies, products and materials, entering new market segments, timing the launch of new products to the markets, their success, and the need to outpace competitors. Despite our efforts to expand our offering with new products, we may not be successful due to such uncertainties and challenges, which may result, among other things, in higher-than-expected expenses, lower than expected sales, loss of market share and a material adverse effect on our margins and results of operation.

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

Our manufacturing process, as well as that of our PBPs, is highly dependent on the consistency and quality of the raw materials received. Any changes or defects in the raw materials supplied to our facilities or our PBP could adversely impact on our operations, reputation, results and financial condition.

Our manufacturing process, as well as that of our PBPs, is highly dependent on the consistency and quality of the raw materials received. If the quality of the raw materials supplied to our facilities or to our PBPs, selected from certified raw material suppliers, is compromised, defective, or altered, it could result in defects in our products, which may not meet our quality standards or the expectations of our customers. We routinely conduct tests on incoming raw materials to ensure they align with the relevant specifications and our quality standards. In particular, with respect to our transition of a significant portion of our quartz product portfolio to alternative products, with lower levels of respirable crystalline silica (RCS), we perform random and rigorous quality control testing on every batch of incoming raw materials to measure their RCS levels. These tests are conducted by a limited number of specialized laboratories.

If certain contaminants are found to be in purchased raw materials and this is not detected in time, it could lead to delays in production, loss of production time, manufactured products that do not meet our quality standards and specifications. We could also face the costs associated with product recalls and related warranty claims. Such product issues and operational disruptions could have a material adverse impact on our financial results and financial condition.

A sizable proportion of our sales in North America is attributable to a limited number of large retailers; any deterioration of our relationships with such retailers or deterioration in their business performance (in fields relevant to the sale of our products) could adversely impact our results of operations.

We supply our products to retailers or directly to their customers in a manner that may include fabrication and installation services of the countertops. Such services are performed by selected third party contractors (engaged by either us or by the retailer). While we expect that these retailers will continue to offer our products, there is no assurance that such current agreements will continue, be renewed at all or on similar terms. In case these collaborations are terminated or not renewed, our revenue could significantly decrease. These collaborations also depend on our ability to meet the quality and service expectations of the retailers and their customers. Such collaborations also rely on our ability to effectively manage our PBP and their ability to meet customer expectations. If our PBP fail to meet these expectations in any respect, it could affect our customers' decisions regarding these collaborations. See also “—Problems inherent in the use of third-party PBP, such as a failure to effectively collaborate or diversify our relationships with various PBPs, could materially adversely affect our competitive position or profitability”.

Our sales via retailers may be affected, among other things, by their focus, material preferences, reaction to the occupational safety issues, sales and promotional events: their timing, scope and other terms that are determined exclusively by such retailers, all of which may impact our sales volume. Accordingly, we may not be able to maintain or increase such sales or its current profitability level..

In addition, we have entered into arrangements with third parties that fabricate and install finished countertops. Their performance may impact our relationships with retailers or other business partners, our quality and service level, ESG performance, and ability to manage the installation and fabrication of countertops to meet the end consumers’ demands at reasonable prices. These collaborations also depend on our ability to meet the quality and service expectations of these third-party fabricators and installers. If we are unable to successfully manage the installation and fabrication services performed for us by these third-party fabricators and installers, we may experience relatively high waste of our products used by fabricators for such works, and complaints from end-consumers with respect to supply time, quality and service level of the fabrication and installation, including defects and damages. Such risks could expose us to warranty-related damages, which, if not covered back-to-back by the fabricators engaged by us, could have a materially adverse effect on our financial results, reputation and brand position, and could lead to the termination of our agreements with retailers and end customers.

Our ability to fully integrate acquisitions, joint ventures and/or investments, could be more difficult, costly and time-consuming than we expect and therefore disrupt our business and adversely affect our financial results

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to customer demands, competitive pressures and industry trends in the home renovation and construction sectors. We pursue our growth strategy by acquiring complementary businesses across the globe. For example, our latest acquisitions of Lioli, an India-based porcelain countertop slab producer, in October 2020, Omicron, a stone supplier based in Pompano Beach, Florida, in December 2020 and Caesarstone Scandinavia (formerly named Magrab), a leading distributor in Sweden in July 2022.

The combination of independent businesses is a complex, costly and time-consuming process. While we continue to make progress in integrating acquired businesses with ours, such efforts are often ongoing and may take several years to complete. During this time, we and our management have encountered, and are likely to continue encountering, challenges with respect to achieving anticipated synergies. These challenges may include high turnover rates of key employees, difficulties in assimilating employees into our workplace culture, and maintaining consistent operational standards and processes. While we seek to manage these transitions carefully, any continued retention issues at our acquired companies or integration difficulties could result in a loss of institutional knowledge, disrupt business operations, and negatively impact our financial results.

In addition, we may be exposed to unforeseen or undisclosed claims and liabilities arising from the operations of acquired businesses, including those incurred prior to the dates we acquired them. For example, discrepancies in local and regional authorities records regarding property ownership or title could lead to challenges in our ownership of acquired facilities or assets. Our ability to seek indemnification from the former owners for these and other claims or liabilities could be significant and limited by various factors, including the specific limitations in the respective acquisition agreements and the financial ability of the former owners. If we are unable to enforce any indemnification rights, or if we do not have such rights, we could be held liable for the costs or obligations associated with these claims, which could adversely affect our operating performance.

Furthermore, acquisitions may result in carrying significant amount of intangible assets (including goodwill) on our balance sheet. We have taken impairment changes in the past and may do so again in the future if integration challenges or unforeseen liabilities arise, potentially leading to significant write-downs that could adversely affect our financial condition.

For example, we recognized an impairment charge totaling $3.2 million in 2024 as a result of a slowdown in demand due to global market conditions and the impact on the integration of the acquired businesses.

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

In addition, we may lose our supply contracts or arrangements, or the ability to effectively enforce our rights thereunder, if our supplier relationships are disrupted as a result of factors beyond our control, including, for example, effects of political and geo-political factors in the regions where our supplies are located. For instance, the current political tensions between Turkey and Israel due to the war in Gaza have disrupted our commercial arrangements with Turkish suppliers, requiring us to find alternative solutions for our supply chain.

If our supply of raw materials is adversely impacted to a material extent or if, for any reason, any of our suppliers does not perform in accordance with our expectations, for any reason, we would need to locate alternative suppliers or outsource more production to PBPs. Securing replacement of such suppliers could result in substantial delays in manufacturing, increase our costs, negatively impact the quality of our products, or require us to adjust our products and our manufacturing processes. Any such delays in or disruptions to the manufacturing process could materially and adversely impact our reputation, revenues and results of operations as well as other business aspects, such as our ability to serve our customers and meet their order requests.

For more information with regards to suppliers of raw materials used in our products, see “ITEM 4.B: Information on the Company—Business Overview—Raw materials and Production Business Partners Relationships.”

Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets, or to sales to a major customer therein, could materially and adversely impact our results of operations and prospects.

Our sales are subject to significant geographic concentration, with the four largest markets accounting for 84.4% of revenues. In 2024, sales in the United States, Australia (including New Zealand), Canada and Israel accounted for 49.5%, 17.0%, 13.9% and 3.9% of our revenues, respectively. Our results of operations could be materially and adversely impacted by a range of factors, including spending on home renovation and remodeling and new residential construction in the region (as discussed above), local competitive changes, changes in consumers’ preference regarding engineered stone surfaces, particularly quartz-based and its low silica variations surfaces or countertop preferences in general, and regulatory changes that specifically impact these markets. For example, as recently published Australian regulators have resolved to ban crystalline silica containing engineered stones during 2024, and while we offer alternative products, the introduction of such alternative products in our active markets remains subject to uncertainties and challenges. Since the Australian market is our second largest, loss of any such market share and corresponding revenues would materially and adversely affect our results of operations. In addition, other states and jurisdictions may follow suit and adopt similar legislation adversely impacting our business, and if such occurs in one of our principal markets, the impact may be major. Likewise, our principal markets may also be impacted by other general economic conditions, including in a global or local recession, depression, high inflation or other sustained adverse market events and increases in imports of cheaper engineered stone surfaces from low-cost countries manufacturers into such markets, especially the United States, Australia and Canada. Stronger local currencies could make lower-priced imported goods more competitive than our products. Although we face different challenges and risks in each of the markets in which we operate, due to the existence of a high level of geographic concentration, should an adverse event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

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

We estimate we can continue to expand our brand and the sales of our products in the United States where, according to Freedonia, engineered surfaces represented 24% of the total countertops by volume installed in 2024.

We face several challenges in generating demand for our products in the United States or other markets for various reasons. If the market for our products in these regions does not develop as we expect, our future growth, business, prospects, financial condition, and operating results will be adversely affected. In addition, changes to trade environments, including imposition of import tariffs or withdrawal from or revisions to international trade policies or agreements, may affect our growth potential globally, and further impact other markets in which we operate. See “—We face intense competitive pressures which could materially and adversely affect our results of operations and financial condition”.

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

Sales to third-party distributors accounted for approximately 10% of our revenues in 2024. In our indirect markets, we depend on the success of the selling and marketing efforts of our third-party distributors, and any disruption in our distribution network could materially impair our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations. As we have limited control over these distributors, their actions could also materially harm our brand and company reputation in the marketplace.

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

In several regions including United States, we supply our products in part to sellers who in turn re-sell them to fabricators, contractors, developers and builders. Certain actions by such third parties may also materially harm our brand and reputation. The failure of one or more of our re-sellers or retailers to effectively promote our products, or changes in the financial or business condition of these re-sellers or retailers could adversely affect results of our operations.

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

Our results of operations have in the past and may in the future be impacted by seasonal factors, weather-related conditions, and construction and renovation cycles. The levels of manufacturing, fabrication, distribution, and installation of our products generally follow activity in the construction and renovation industries. Severe weather conditions, such as unusually prolonged cold conditions, hurricanes, severe storms, earthquakes, floods, fires, droughts, other natural disasters or similar events could reduce, delay or halt the construction and renovation industries in the markets in which we operate, and our businesses may be adversely affected. Markets in which we operate that are impacted by winter weather, such as snowstorms and extended periods of rain, may experience a slowdown in construction activity during the beginning and the end of each calendar year, and this winter slowdown contributes to lower sales in our first and fourth quarters. Natural disasters including tornadoes, hurricanes, floods and earthquakes may damage our facilities, the launch facilities we use or those of our suppliers, which could have a material adverse effect on our business, financial condition and results of operations. For more information, see “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Factors impacting our results of operations”. Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

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

Regulatory, Safety and Security Risks

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

Compliance with continuously evolving privacy laws and regulations, including laws and regulations governing processing of personal information, and our actual or perceived failure to comply with such laws and regulations may result in significant liability, negative publicity, and/or erosion of trust and could have an adverse effect on our revenues, our results of operations and financial condition.

We are subject to privacy and data protection laws globally, including regulations on the collection, use, and processing of personal data. These laws, especially those governing data in AI and machine learning, are rapidly evolving, creating uncertainty around compliance standards. Non-compliance, whether actual or perceived, could result in significant fines, legal actions, reputational damage, or loss of customer trust, impacting on our financial condition.

In the U.S., state laws like the California Consumer Privacy Act (CCPA) impose strict privacy obligations and penalties. Non-compliance could lead to fines and lawsuits. Similarly, in the European Economic Area (EEA) and the UK, the General Data Protection Regulation (GDPR) and the UK GDPR impose stringent rules, with severe penalties for breaches. We may face additional costs and risks due to uncertainty around transferring personal data between jurisdictions, particularly with the evolving laws governing cross-border data flows.

In Israel, we must comply with the Privacy Protection Law (PPL), which imposes requirements on data processing, security, and transfer. New amendments to the PPL, effective in 2025, could increase regulatory scrutiny and penalties. The introduction of new regulations, such as the EU Regulations on data transferred to Israel, could require adjustments to our data practices, incurring additional costs.

As our products are available worldwide, we may face jurisdictional challenges requiring compliance with local laws in countries where we don’t have a physical presence. Future privacy regulations could also impose additional burdens or require us to adjust our operations and incur significant compliance costs.

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

We also retain significant trade secrets & know how, that for various reasons we are not pursuing their formal registration but rely on retaining their confidentiality through confidentiality agreements with our consultants, suppliers, customers, employees and managers, our know-how and trade secrets could be disclosed to third parties, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets, as well as related intellectual property protections in certain cases. The potential for know-how leakage has increased during the last years, with our increased sourcing of more advanced products from our PBPs.

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

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” in determining our accrued liability for unrecognized tax benefits, which totaled approximately $1.7 million in 2024 and $2.9 million in 2022 and 2023. See also note 12 to our financial statements included elsewhere in this report. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. The amount of income tax that we pay could be materially and adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates. From 2015 to 2023, our U.S. manufacturing operations also carry inter-company transactions at transfer prices and arrangements set by us (following the closure of our U.S. manufacturing operations during 2023). We cannot be certain that tax authorities will not disfavor our inter-company arrangements and transfer prices in the relevant jurisdictions. Taxing authorities outside of Israel could challenge our allocation of income between us and our subsidiaries and contend that a larger portion of our income is subject to tax in their jurisdictions, which may have higher tax rates than the rates applicable to such income in Israel. Any adjustment in one country while not followed by counter-adjustment in the other country, may lead naturally to double taxation for the group. Any change to the allocation of our income as a result of review by such taxing authorities could have a negative effect on our operating results and financial condition.

Our facility in Israel receives different tax benefits as “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (“Investment Law”), with our production lines qualifying to receive different grants and/or reduced company tax rates (7.5% for Bar Lev activity, 16% for Sdot Yam activity which was closed during 2023, while 23% is the statutory tax rate in Israel). Therefore, some of our production lines also receive tax benefits based on our revenues and the allocation of those revenues between our facilities in Israel. In addition, the portion of our products manufactured by our PBPs is growing, and as a result of these factors, the Israeli taxing authorities could challenge our allocation of income and contend that a larger portion of our income is subject to higher tax rates. In Israel, there are no tax benefits to production outside of the country. As such, our portion of taxable income in Israel that relates to the growing portion produced by our PBPs might not have tax benefits, based on certain interpretations. The Israel Tax Authority (“ITA”) could challenge the allocation of income related to production in Israel and income related to production outside of Israel, which may result in significantly higher taxes. There are currently no legal regulations governing this allocation and certain of the ITA’s internal guidelines have ambiguities. Moreover, we may lose all our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA).

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

Starting in the 2014 tax year, we were entitled to a property tax abatement with respect to our U.S manufacturing facility and the capital investment made in such facility for ten years at 100% and an additional five years at 50% subject to satisfying certain qualifying terms with respect to headcount, average salaries paid to our employees and total capital investment amount in the facility. The tax abatement is granted pursuant to bond purchase loan agreements we entered with the Development Authority of Bryan County (“DABC”). In January 2024 we ceased the operations of our U.S manufacturing facility. Lately, Bryan County has demanded approximately $6.7 million in previously abated taxes, alleging a breach of economic development agreements related to job and investment performance obligations. We disputed the claim, asserting that no taxes are owed for prior years and that the County lacks authority to collect the disputed amounts. Discussions between the parties are ongoing, and we believe that there will be no material unfavorable impact on the Company. If we are ultimately required to bear such claimed tax, it will be recognized in our operating costs and would materially and adversely impact our projected margins and results of operations. See “ITEM 4.D: Information on the Company—Property, Plants and Equipment.”

Environmental, health and safety regulations, industry standards and other similar matters may be costly, difficult or impossible to comply with under our existing operations and could negatively impact our financial condition and results of operations.

Our manufacturing facilities are subject to numerous Israeli and Indian federal and Gujarati laws and regulations which may cause us to incur significant costs and liabilities. We are also subject to industry standards and policies imposed by our customers (such as large retailers), relating to environmental, health and safety, as well as other matters such as dust exposure, acetone and styrene control, as further detailed in “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters.” Other aspects of our activities are subject to local laws wherever we operate. These laws, ordinances and regulations can be subject to change and such changes could result in increased compliance costs or otherwise adversely affect us. For example, during February 2022, Israel adopted a long-term goal for the reduction of environmental styrene emissions. Although such goal is not expected to impact our current operations in the short term, the adoption of new regulations could create an additional burden for any future investment in our Israeli Bar-Lev facility.  Violations of environmental, health and safety laws and regulations may lead to civil and criminal sanctions against us, our directors, officers or employees. Liability under these laws and regulations and compliance with various industry standards and policies involves inherent uncertainties and, in some cases, may compel the installation of additional equipment and subject us to substantial penalties, injunctive orders and facility shutdowns, as well as damages to our reputation and brand and may therefore lead to loss in revenue. If our operations are enjoined because of failure to comply with such regulations, or if we are required to install expensive equipment to meet regulatory requirements, it could materially adversely affect the results of operations. Any contemplated expansion of our facilities will also need to meet standards imposed by laws, regulations, and other industry standards. Violations of environmental laws could also result in obligations to investigate or remediate potential contamination, third-party property damage or personal injury claims resulting from potential migration of contaminants off-site. Violations of such laws and regulations may also constitute a breach of current or future commercial contracts we have with third parties and impact our cooperation with customers and suppliers. We have identified in the past and may identify in the future compliance risks related to environmental and health and safety regulation standards. Preparation and implementation of mitigation plans for such risks may take time during which we may not be in full compliance with applicable laws and standards.

In addition, the operation of our manufacturing facilities in Israel and India (Gujarat) are subject to applicable permits, standards, licenses and approvals. Any expansions or improvements to our facilities will be subject to obtaining appropriate permits, and we cannot be certain that such permits will be obtained in a timely matter, or at all. For detailed information, see “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters”. We expect our business licenses to be extended by the relevant authorities for a specified term and we intend to seek subsequent extensions on an ongoing basis. Generally, failure to obtain a permit or license required for the operation of our facilities, or failure to comply with the requirements thereunder, may result in civil and criminal penalties, fines, court injunctions, imprisonment, and operations stoppages. If we are unable to obtain, extend or maintain the business license for any of our facilities, we would be required to cease operations there, which would materially adversely affect the results of operations. Our ability to obtain necessary permits and approvals for our manufacturing facilities may be subject to additional costs and possible delays beyond our initial projections. In addition, in order to demonstrate compliance with underlying permits, licenses or approvals, we are required to perform a considerable amount of monitoring, record-keeping and reporting and may incur material costs or liabilities in connection with any violations, or in connection with remediation at our sites or certain third-party manufacturing sites if we are found liable in relation thereto.

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

New environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments in Israel, and India (Gujarat) could require us to make additional unforeseen expenditures. These expenditures and other costs for environmental compliance could have a material adverse effect on our business’ results of operations, financial condition and profitability. The range of reasonably possible losses from our exposure to environmental liabilities in excess of the amounts accrued to date cannot be reasonably estimated at this time. For example, recently the Israeli Ministry of Environmental Protection added to the requirements involved in extending our ability to hold certain materials conditioned on cyber security investments.

In addition, our manufacturing, distribution, and other facilities are subject to health and safety regulations. Although we introduced safety rules and procedures at all our facilities and provided safety training to our employees and contractors on a regular basis, breaches of such safety measures have occurred in the past and may occur in the future. If our employees or contractors do not follow and we do not successfully enforce the safety procedures established in our facilities or otherwise do not meet the relevant laws and standards, our employees or contractors may be subject to work-related injuries. As a result, we and our officers and directors could be subject to claims, fines, orders and injunctions due to workplace accidents involving our employees or contractors. Although we maintain workers’ compensation and liability insurance, it may not provide adequate coverage against potential liabilities and can expose us, our directors and officers, to administrative and criminal proceedings.

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

We are currently involved in several legal disputes, including against certain fabricators (our customers) and their employees in Israel, Australia, and the United States, as well as against our former workers, as further detailed in “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” In addition to the bodily injury claims (which are detailed under ITEM 3.D. Key Information—Risk Factors – “Results of bodily injury claims may have a material adverse effect on our business, operating results, and financial condition”), from time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including contract law, intellectual property rights, employment, product liability and warranty claims (including class actions), and claims related to modification and adjustment, or replacement of product surfaces sold.

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

Environmental Social and Governance (or “ESG”) matters, including greenhouse gas emissions, diversity and inclusion, responsible sourcing, human rights, and corporate governance, have gained increased attention from regulators, customers and other stakeholders. In line with our commitment to ESG, as demonstrated by our latest ESG report published during 2024, we have established certain ESG goals; however, achieving these goals is not guaranteed and may be hindered by operational, regulatory, reputational, financial, legal, and other factors. Additionally, accounting standards and regulations surrounding ESG are subject to change and may result in additional costs for compliance. As the pathway towards achieving such evolving goals is uncertain, we may exert extensive efforts that would not yield our desired results or become a high financial burden. If we fail to meet ESG expectations, it could harm our reputation, negatively impact customer and talent retention, and lead to increased scrutiny from investors and authorities. Damage to our reputation could also reduce demand for our products and services and negatively impact our financial results.

In addition, a lack of harmonization globally in relation to ESG laws and regulations leads to a risk of fragmentation across global jurisdictions. This may create conflicts across our global business, which could impact our competitiveness in the market and damage our reputation resulting in a material adverse effect on our business. The lack of economic and regulatory certainty surrounding ESG may have an adverse impact on our business and results of operations.

Our operating results may suffer due to our failure to manage our international operations effectively or due to regulatory changes in the foreign jurisdictions where we operate

Our products are sold in over 60 countries throughout the world. Our raw materials, equipment, and machinery are acquired in different countries, our products are manufactured by us in Israel and India, and by our PBP across the world, while our global management operates from Israel. We are therefore subject to risks associated with having global operations, including risks related to complying with the law and regulations of various foreign governments and regulatory authorities. These laws and regulations may apply to us, our subsidiaries, individual directors, officers, employees, and agents, and may restrict our operations, trade practices, investment or acquisition decisions or partnership opportunities. Accordingly, our sales, purchases and operations are subject to risks and uncertainties, including, but not limited to:

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

•
negative or unforeseen consequences resulting from the introduction, termination, modification, renegotiation of international trade agreements or treaties or the imposition of countervailing measures or antidumping duties or similar tariffs;

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

In Australia, federal governments’ group of work safe ministers resolved to ban the use, supply and manufacture of engineered stone slabs containing crystalline silica (including quartz-based products, that constituted a major part of our Australian offering). The ban came into effect on July 1, 2024, in most of Australia’s states and territories [see ITEM 3.D. Key Information—Risk Factors - “Changes in laws and regulations relating to hazards associated with engineered stone surfaces or with the crystalline silica in stone surfaces may adversely and materially affect our business”].

Tariffs, taxes, or other trade barriers could require us to change manufacturing sources, reduce prices, increase spending on marketing or product development, withdraw from or not enter certain markets or otherwise take actions that could be adverse to us. The U.S. federal government may propose additional changes to international trade agreements, tariffs, taxes, and other government rules and regulations. For example, the Trump Administration has discussed the possibility of enacting additional tariffs on China and other countries. We cannot predict what changes to trade policy will be made, nor can we predict the effects that any such changes would have on our business. Another example is the expansive sanctions being imposed by the U.S., EU and other countries against Russia, and any proposed changes to the prior imposition of tariffs on imports from China, Mexico, India and others. Given the unpredictable nature of the U.S.-China relationship and its sizable impact on global economic stability, our business and operating success may be materially adversely affected if recent normalization attempts by these two countries do not endure and additional tariffs or other restrictions on free trade are imposed by either country. Any such changes may impact the level of free trade or tariff prices on goods imported into the United States. Moreover, changes in U.S. political, regulatory, and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our sales in the U.S.

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

As of February 28, 2025, the Kibbutz, together with Tene, being parties to a Shareholders Agreement, beneficially owned 14,029,494 constituting approximately 40.6% of our shares. Both the Kibbutz and Tene are deemed our controlling shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”). For more information, see “ITEM 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” Three members of our board of directors and a number of our employees are members of the Kibbutz, and we continue to have an operational and business relationship with the Kibbutz. Certain of these individuals also serve in different positions in the Kibbutz, including Chairman of the Kibbutz’s Economic Council and its Chief Financial Officer. Such individuals have fiduciary duties to both us and Kibbutz Sdot-Yam. As a result, our directors who are members of the Kibbutz may have real or apparent conflicts of interest on matters affecting both us and the Kibbutz and, in some circumstances, such individuals may have interests adverse to us. For example, in the past, the Kibbutz opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees identified by the Kibbutz as independent. In addition, our chairman of the board of directors, also serve as partner in Tene. Since such individuals have fiduciary duties to both us and Tene, there may be real or apparent conflicts of interest in this respect as well. See “ITEM 6.A: Directors, Senior Management and Employees—Directors and Senior Management.”

Regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Our headquarters, research and development facilities and our manufacturing facility in Israel is located on lands owned or leased by the Kibbutz. We have entered into certain land use and other agreements with the Kibbutz pursuant to which the Kibbutz provides us with, among other things, certain services. We are constantly monitoring these services and believe that such services are rendered to us in the normal course of business, and they represent at arm’s length terms. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations. Regulators and other third parties may question whether our agreements with the Kibbutz are in the ordinary course of our business and are no less favorable to us than if they had been negotiated with unaffiliated third parties. The tax treatment for these transactions may also be called into question, which could have a materially adverse impact on our operating results and financial condition. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Under Israeli law, our board, audit committee and sometimes also the shareholders may be required to reapprove certain of our agreements with Kibbutz Sdot-Yam every three years, and absence, or improper approval, may expose us to liability and cause significant disruption to our business.

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

Our audit committee has determined that the terms of all such agreements entered between us and the Kibbutz are reasonable under the relevant circumstances. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Our headquarters and R&D facilities remain in the Kibbutz, and are leased from the Kibbutz, pursuant to a land use agreement effective as of March 2012 for a period of 20 years. Pursuant to this agreement our headquarters must remain in the Kibbutz. As a result of these restrictions, our ability to move our Israeli headquarters elsewhere is limited. Our Sdot-Yam production facility ceased operations during 2023 as part of our operational restructuring plan announced in May 2023. Pursuant to our land use agreements, any grant of land-use rights to third parties requires the Kibbutz’s consent. Since 2023, we have been restoring the property, and the Kibbutz allowed us to grant major part of the land use rights to approved third parties.

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

The market price of our ordinary shares could be highly volatile and may fluctuate substantially (as indeed occurred in recent years during which our share price declined significantly) as a result of many factors, including but not limited to (i) actual or anticipated fluctuations in our results of operations; (ii) our financial performance and the expectations of market analysts; (iii) announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans; (iv) changes in the prices of our raw materials or the products we sell; (v) impact of regulatory changes on our industry (vi) our increased involvement in litigation, specifically, adverse precedent set in U.S. and Australia in connection with silica related claims; (vii) our sale of ordinary shares or other securities in the future; (viii) market conditions in our industry; (ix) changes in key personnel; (x) the trading volume of our ordinary shares; (xi) changes in the estimation of the future size and growth rate of our markets; (xii) changes in our board of directors, including director resignations; (xiii) actions of investors and shareholders, including short seller reports and proxy contests; (xiv) general economic and market conditions unrelated to our business or performance, such as increased shipping and handling markets, (xv)  amount or timing of any dividend payments and may decide to pay dividends in the future or lack thereof nor their applicable tax rate.

Our goodwill or other intangible assets or long-lived assets may become subject to impairment

As per the U.S. GAAP (ASC 350), we are required to test our goodwill for impairment on an annual basis or whenever indicators for potential impairment exist. We are operating as one reporting unit for goodwill testing purposes. Due to our market capitalization, higher interest rates and global slowdown in our markets, we conducted a goodwill impairment testing and recorded an aggregate $44.8 million non-cash impairment charge related to goodwill in the fiscal year 2022, fully impairing the goodwill balance.

In addition, we tested our long-lived assets due to the same reasons mentioned above and the closure of our Sdot-Yam and Richmond Hill facilities in accordance with U.S. GAAP rules (ASC 360).

During 2023, we recorded an impairment of $28.5 million mainly related to the Richmond Hill facility and impairment of $16.6 million related to right of use asset at the Sdot Yam facility.

During 2024, we recorded an impairment of $3.8 million related to the Richmond Hill facility, which we presenting as held for sale asset  in 2024, and impairment of $3.2 million related to intangible assets related to Omicron and Magrab.

For additional information, see Note 2 and 6 to the financial statements included in this annual report.

During 2024, we sub leased most of the Sdot-Yam facilities, and realized partially the lands related to our Richmond-Hill facility and part of the production equipment. We continue to take steps to realize the sale of the main Richmond-Hill facility, including Real-estate and the rest of the production equipment, however our efforts may still not be as successful as we plan.

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

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. As of December 31, 2024, only one analyst research cover of our business. If additional analysts do not establish research coverage, or if the current research analyst ceases coverage of our company or fails to publish reports on our Company regularly, we could lose visibility in the market and demand for our shares may decline, which might cause our share price and trading volume to decline.

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

As of February 28, 2025, the Kibbutz and Tene beneficially owned 14,029,494 ordinary shares constituting 40.6% of our outstanding ordinary shares. As a result of this concentration of share ownership and their voting agreement described above, the Kibbutz and Tene are considered controlling shareholders under the Israeli Companies Law, and, acting on their own or together, will continue to have significant voting power on all matters submitted to our shareholders for approval. These matters include:

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

As of February 28, 2025, we had 34,555,827 shares outstanding. This included approximately 14,029,494 ordinary shares, or 40.6% of our outstanding ordinary shares, beneficially owned by the Kibbutz and Tene, which can be resold into the public markets in accordance with the restrictions of Rule 144 under the Securities Act, including volume limitations, applicable to resales by affiliates or holders of restricted securities.

Sales by our major shareholders, the Kibbutz, Tene or other large shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could materially impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

As of February 28, 2025, 5,775,000 ordinary shares were reserved for issuance under our 2011 option plan and our 2020 Share Incentive Plan of which options to purchase 2,454,600 ordinary shares were outstanding, with a weighted average exercise price of $5.57 per share, and 65,185 restricted stock units (“RSUs”) were outstanding. To the extent they are covered by our registration statements on Form S-8, these shares may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

Risks Relating to our Incorporation and Location in Israel

Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

We are incorporated under Israeli law, and many of our employees, including our Chief Executive Officer, our Chief Financial Officer, and other senior members of our management team, operate from our headquarters located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

Following the October 7th attacks by Hamas terrorists along Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber-attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. For instance, the current political tensions between Turkey and Israel have disrupted our commercial arrangements with Turkish suppliers, requiring us to find alternative solutions for our supply chain. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, which sparked extensive political debate and unrest, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Since none of our employees work under any collective bargaining agreements, extension orders issued by the Israeli Ministry of Economy and Industry (the “IMEI”) apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and work week, recuperation pay, travel expenses, and pension rights. Any labor disputes over such matters could result in a work stoppage or strikes by employees that could delay or interrupt our output of products. Any strike, work stoppages or interruption in manufacturing could result in a failure to meet contractual obligations or in delays, including in our ability to manufacture and deliver products to our customers in a timely manner, and could have a materially adverse effect on our relationships with our distributors and on our financial results.

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

Our Israeli facilities have been granted “Preferred Enterprise” status by the Israeli Authority for Investment and Development of the Industry and Economy (“Investment Center”), which provides us with investment grants (in respect of certain Approved Enterprise programs) and makes us eligible for tax benefits under the Investment Law

In order to remain eligible for the tax benefits of a “Preferred Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in certificates of approval issued by the Investment Center (in respect of Approved Enterprise programs), which may include, among other things, selling more than 25% of our products to markets of over 14 million residents in 2012 (such export criteria will further be increased in the future by 1.4% per annum) in a specific tax year, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, filing certain reports with the Investment Center, complying with provisions regarding intellectual property and the criteria set forth in the specific certificate of approval issued by the Investment Center or the ITA. If we do not meet these requirements, the tax benefits could be canceled and we could be required to refund any tax benefits and investment grants that we received in the past adjusted to the Israeli consumer price index and interest, or other monetary penalties. Further, in the future, these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies has been 23% since 2018.

Effective as of January 1, 2011, the Investment Law was amended (“Amendment No. 68” or the “2011 Amendment”). Under Amendment No. 68, the criteria for receiving tax benefits were revised. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible to be included in future Israeli tax benefit programs. We may lose all our tax benefits in Israel in the event that our manufacturing operations outside of Israel exceed certain production levels (currently set at 50% of the overall production and subject to future changes by the ITA). We do not foresee such circumstances as probable in the coming years. From 2017 onward, Preferred, the tax rate for the portion of our income related to the Bar-Lev manufacturing facility was reduced to 7.5% and Sdot-Yam tax rate 16%. During 2023 the company launched a restructuring plan, closing Sdot-Yam manufacturing facility, resulting in future tax benefits to be received only from income relates to the Bar-Lev manufacturing facility.

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

Our articles of association provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain a favorable judicial forum for disputes with, us and our directors, officers and other employees

Unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in our articles of association will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules, and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choice for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

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

Israeli tax considerations may also make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of numerous conditions, including a holding period of up to two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association—Acquisitions under Israeli law.”

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

Sales in Israel accounted for approximately 3.9% of our revenues in 2024. We have a significant market position in certain jurisdictions outside of Israel and cannot assure you that we are not, or will not become, subject to the laws relating to the use of dominant product positions in particular countries, which laws could limit our business practices and our ability to consummate acquisitions.

If we fail to comply with Israeli law restrictions concerning employment of employees on rest days and religious holidays, we and our office holders may be exposed to administrative and criminal liabilities and our operational and financial results may be materially and adversely impacted.

We are subject to the Israeli Hours of Work and Rest Law, 1951 (“Rest Law”), which imposes certain restriction on the employment terms and conditions of our employees. Among others, the Rest Law prohibits the employment of employees on rest days and religious holidays, unless a permit is obtained from the IMEI. Employing employees on such days without a permit constitutes a violation of the Rest Law. We received a permit from the IMEI, to employ employees on Saturdays and Jewish holidays relevant to our Bar-Lev production facility. We recently filed an application to IMEI for its renewal. Obtaining such a permit would provide us with operational flexibility; however, there is no guarantee that we will be granted such a permit. If such a permit is not granted, we may experience production disruptions, additional costs or administrative and criminal liabilities which could adversely impact our ability to utilize the Bar Lev facility, as well as our overall operational and financial results.

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

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess strategic, managerial, sales, marketing, operational, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. There have been, and from time to time, there may continue to be, changes in our management team resulting from the hiring or departure of executives and key employees, or the transition of executives within our business. For example, Mr. Shiran replaced Yuval Dagim as our Chief Executive Officer on March 16, 2023, and four of our current 12 members of the management team have joined since such date. Such changes and transitions in our executive management team may divert resources and focus away from the operation of our business. Furthermore, in recent years we have experienced a trend of relatively high turnover in some sites and roles.

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

The market for qualified personnel is competitive in the geographies in which we operate. Moreover, the COVID-19 pandemic has also caused a shift to virtual or hybrid recruitment and employment, which has increased the difficulty in timely attracting new employees, integrating, and introducing them into our corporate culture and retaining them for the longer term. Companies with whom we compete have expended and will likely continue to expend more resources than we do on employee recruitment and are often better able to offer more favorable compensation and incentive packages than we can. We seek to retain and motivate existing personnel through our compensation practices, company culture, and career development opportunities.  If we are unable to attract and retain qualified personnel when and where they are needed, our ability to operate and grow our business could be impaired. Moreover, if we are not able to properly balance investment in personnel with sales, our profitability may be adversely affected.

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

Our products are currently sold in over 60 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. We acquired the businesses of our former Australian, Canadian, U.S., Singaporean and Sweden distributors, and established such businesses within our own subsidiaries in such countries. In March 2012, we listed our shares on the Nasdaq Global Select Market. In 2017, we started selling our products in the U.K. directly through our U.K. subsidiary, Caesarstone (UK) Ltd. In October 2020, we acquired a majority stake in Lioli, an India-based producer of porcelain slabs, which also sells its porcelain products in India and other markets. In December 2020, we acquired Omicron, a premier stone supplier which operated several locations across Florida, Ohio, Michigan, and Louisiana. We now generate a substantial portion of our revenues in the United States, Australia, and Canada from direct distribution of our products. In July 2022, we also acquired our distributor in Sweden and established Caesarstone Scandinavia.

Since 2023, our manufacturing network has been undergoing restructuring, with the focus of optimizing our global production footprint. As part of this strategic plan, we shifted our focus from production activities and discontinued production operations in our Sdot Yam, Israel, and Richmond Hill, GA, USA, production facilities.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2024, 2023 and 2022 amounted to $10.4 million, $11.2 million, and $17.8 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines. For additional information on our capital expenditures, see “ITEM 5.B: Liquidity and Capital Resources–Capital expenditures.”

B.	Business Overview

We are a multi material designer, producer and reseller of countertops used in residential and commercial buildings globally. Based on the Freedonia Report The global countertop industry generated approximately $151.6 billion in sales to end consumers in 2024 based on average installed price, which includes fabrication, installation and other service-related costs, as per the following charts:

The majority of our sales are at the wholesale level of fabricators and distributors and exclude fabrication, installation and other service-related costs.

The engineered stone countertops are a growing category in the countertop market and continue to take market share from other materials, such as granite, manufactured solid surfaces and laminate. Between 1999 and 2024, global engineered quartz sales to end-consumers grew at a compound annual growth rate of 14.3% compared to a 5.2% compound annual growth rate in total global countertop sales to end-consumers during the same period. In 2022, we successfully launched the marketing and sales of porcelain countertops under the Caesarstone brand following the Lioli Acquisition. Porcelain represents one of the fastest growing categories in the global countertop market and between 2016 and 2024, the porcelain sales to end-consumers grew at a compound annual growth rate of 30.5%.

In recent years, quartz penetration rate, by volume, other than in Israel, increased in our key markets, as detailed in the following chart:

Engineered Stone (Quartz) penetration in our key markets

	For the year ended December 31,
	2024	2022	2020	2016	2014
Region
United States	20%	21%	20%	14%	8%
Australia (not including New Zealand)	48%	48%	47%	45%	39%
Canada	27%	27%	28%	24%	18%
Israel (*)	47%	53%	67%	87%	86%

(*) In Israel, quartz lost market share mainly to porcelain, which increased its market share from a de-minimis rate in 2016 to over 41% in 2024.

Our products consist primarily of engineered stone fabrication and installation related services, natural stone and porcelain slabs that are currently sold in over 60 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. Our products are primarily used as indoor & outdoor kitchen countertops in the renovation and remodeling and residential construction end markets. Other applications for our products include vanity tops, back splashes, furniture, and other interior and exterior surfaces that are used in a variety of residential and non-residential applications High quality engineered stone offers durability, non-porous characteristics, superior scratch, stains and heat resistance levels, making it durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Porcelain is characterized by its hardness and its stain resistance, as well as extreme heat and UV resistance. Through our design and manufacturing processes we can offer a wide variety of compositions, colors, styles, designs, and textures.

From 2010 to 2024, our revenue grew at a compound annual growth rate of 5.9%. From 2023 to 2024, our revenue decreased at an annual rate of 21.6%. In 2024, we generated revenue of $443.2 million, net loss of $42.8 million attributable to controlling interest, an adjusted EBITDA loss of $11.5 million and adjusted net loss attributable to controlling interest of $29.8 million. Adjusted EBITDA and adjusted net income attributable to controlling interest are non-GAAP financial measures. See “ITEM 4.B: Information on the Company—Business Overview—Non-GAAP Financial Measures” below for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

Our Products

Our products are generally marketed under the Caesarstone brand and other brands we own.

Most of our surfaces are installed as countertops in residential kitchens. Other applications of our products include vanity tops, back splashes, exterior surfaces for outdoor kitchens, flooring, cladding and facades.

Our engineered stone products are comprised of an average of 85% minerals blended with polyester and pigments. Our porcelain products are comprised of clay minerals, natural minerals, and additives, and offer non-porous characteristics as well as scratch and heat resistance.

In addition, we sell natural stone, sinks and various ancillary fabrication tools and materials. Our standard engineered stone slabs measure 120 inches long by 56 1/2 inches wide, with a thickness option of 1/2, 3/4, or 1 1/4 inches. Our jumbo slabs, constituting the majority of our products, measure 131 1/2 inches long by 64 1/2 inches wide, with a thickness of 3/4 or 1 1/4 inches. Our engineered stone products’ manufacturing processes and composition give them superior strength and resistance levels to heat impact, scratches, cracks and stains. Pigments act as a dyeing agent to vary our products’ colors and patterns. Our standard size porcelain countertop slabs measure 126 inches long by 63 inches wide, 94.5 inches long by 47 inches wide and 47 inches by 47 inches mm, with a thickness of 1/2 inches, 1/3 inches and 1/4 inches, in a range of matt finishes. Porcelain surfaces are typically comprised of clay minerals, natural minerals, and additives, and offer non-porous characteristics as well as scratch and heat resistance.

We design our products with a wide range of colors, finishes, textures, thicknesses, and physical properties, which help us meet the different functional and aesthetic demands of professionals and end-consumers. Our designs range from fine-grained patterns to coarse-grained color blends with a variegated visual texture. Through offering new designs, we capitalize on Caesarstone’s brand name and foster our position as a leading innovator in the counter-top space.

Our product offerings consist of a few collections (Classico, Supernatural, Metropolitan, Outdoor and recently, Porcelain), each of which is designed to have a distinct aesthetic appeal. We use a multi-tiered pricing model across our products and within each product collection ranging from lower price points to higher price points. Each product collection is designed, branded, and marketed with the goal of reinforcing our products’ premium quality.

We introduced our original product collection, Classico, in 1987. Launched in 2012, our Supernatural collection, which is marketed as specialty high-end, offers designs inspired by natural stone and which are manufactured using proprietary technology. In 2018, we launched our new Metropolitan collection, inspired by the rough and unpolished textures found in industrial architecture. In 2020, we introduced our Outdoor collection, an innovative product category, which comprises stain resistant surfaces, made of a highly durable material, proven to withstand UV-rays and the most extreme environmental conditions over a long term, intended for use in outdoor kitchens spaces. Following the Lioli Acquisition we began offering porcelain products as well for countertops as well as flooring and cladding applications.  In 2024, Caesarstone began transitioning its current portfolio to an alternative blend of materials, introducing crystalline silica-free surfaces made from approximately 80% recycled materials, blended with polyester, and pigments. These advanced fusion surfaces will be launched globally under the sub-brand Caesarstone ICON™, addressing the increasing demand for responsible innovation in design.

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

Distribution

Our four largest markets based on sales are currently the United States, Australia (including New Zealand), Canada and Israel. In 2024, sales of our products in these markets accounted for 49.5%, 17.0%, 13.9% and 3.9% of our revenues, respectively. Total sales in these markets accounted for 84.4% of our revenues in 2024. For a breakdown of revenues by geographic market for the last three fiscal years, see “ITEM 5.A: Operating Results and Financial Review and Prospects—Operating Results.”

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

In most cases, we engage one or more distributors to serve a country or territory. Today, we sell our products in over 40 countries through third-party distributors, and to over 60 countries in total. Sales to third-party distributors in such indirect markets accounted for approximately 10% of our revenues in 2024. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, builders and contractors within their respective territory.

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

From 2019 and through 2024, we operated under a regional structure which consists of U.S., Canada, APAC, EMEA and Israel. each of our subsidiaries is responsible for its direct revenues, with the responsibility of the majority of third-party distribution partners handled by our Rest of World team.

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

Marketing

We position our engineered stone, porcelain and natural stone surfaces as premium branded products in terms of their designs, quality and pricing. Through our marketing, we seek to convey our products’ ability to elevate the overall design and quality of an entire kitchen and space. Our marketing strategy is to deliver this message every time our end-consumers, customers, fabricators, architects and designers meet our brand, and position Caesarstone as the go-to surface brand for the entire space, based on innovation, expertise and sustainability.

We also aim to communicate our position as a design-oriented global leader in engineered surfaces innovation and technology.

The goal of our marketing activities is to drive marketing and sales efforts across the regions, generate substantial consumer and partners awareness and demand, fostering strong relationships across all channels: kitchen and bath retailers, fabricators, contractors, architects and designers, with a “push-and-pull demand strategy.” We combine both pushing our brand and products through all levels of the product supply chain while generating demand from end-consumers as a complementary strategy.

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

Our marketing materials are developed by our global marketing department in Israel and are used globally, in addition to local marketing initiatives in the regions. In 2024, we spent $14.5 million on direct marketing and promotional activities.

Our digital platforms’ websites are a key part of our marketing strategy enabling us to create data-driven personal relationships, on and off site, in order to increase engagement and conversion to sale. Our websites enable our business partners, customers and end-consumers to view currently available designs, photo galleries of installations of our products in a wide range of settings, instructions with respect to the correct usage of our products and offer an innovative cutting-edge experience with rich content and interactive tools to empower and guide consumers at any stage of their renovation journey. On November 12, 2024, Caesarstone has been recognized by Forbes Advisor as one of the Top WordPress Website. We also conduct marketing activity in the social media arena mainly to increase our brand awareness among end-consumers, architects and designers.

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

Research and Development

Our research and development (“R&D”) department is primarily located in Israel. As of December 31, 2024, our corporate R&D department was comprised of 23 employees, all of whom have extensive experience in engineered stone and porcelain surface manufacturing, polymer science, engineering, product design and engineered surfaces applications. In 2024, R&D costs accounted for approximately 1.1% of our revenues.

The strategic mission of our R&D team is to develop and maintain innovative and leading technologies and top-quality designs, develop new and innovative products according to our marketing department’s roadmap, increase the cost-effectiveness of our manufacturing processes and raw materials, and generate and protect company intellectual property in order to enhance our position in the engineered stone surface industry. We also study and evaluate consumer trends by attending industry exhibitions and hosting international design workshops with market and design specialists from various regions

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our direct markets, the warranty period varies. We provide end-consumers with various warranties depending on the relevant markets ranging from a ten-year limited warranty to limited lifetime warranties in selected markets such as the United States, Canada and Israel. In our indirect markets, end-consumers, and warranty issues on our products are addressed by our local distributor. We provide all our distributors with a limited direct manufacturing defect warranty and our distributors are responsible for providing warranty coverage to end-customers. The warranties provided by our distributors vary in term. In our direct markets, following an end-consumer call, our technicians are sent to the product site within a short time. We provide readily accessible resources and tools regarding the fabrication, installation, care and maintenance of our products. We believe our comprehensive global customer service capabilities and the sharing of our service-related know-how differentiate our company from our competitors.

Raw Materials and Production Business Partners Relationships

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

Following the closure of our production facilities in Sdot-Yam, Israel, and Richmond Hill, Georgia, we begun purchasing an increasing portion of our product using PBPs located in the far east, India and Europe. The share of our products manufactured by PBPs has grown to approximately 45.7% of our total products sold during 2024. We generally transact with PBPs in long-term agreements. We expect this trend to continue during 2025

Manufacturing and Facilities

Following the closure of our Sdot-Yam and Richmond-Hill facilities during 2023, our products are now manufactured at our two manufacturing facilities located in Bar-Lev Industrial Park in northern Israel, and in Morbi, Gujarat in India and by our third party PBP partners. We completed establishing our Bar-Lev manufacturing facility in 2005. As part of the Lioli Acquisition, in 2020 we acquired a porcelain slab manufacturing facility, which produces porcelain surfaces.

Finished slabs are shipped from our facilities in Israel and India, or from our PBP, to distribution centers worldwide, to third-party distributors or directly to customers worldwide. For further discussion of our facilities, see “ITEM 4.D: Information on the Company—Property, plants, and equipment.”

The manufacturing process for our engineered products typically involves the blending of minerals (84% on average) with polyester and pigments. Using machinery acquired primarily from Breton, the leading supplier of engineered stone manufacturing equipment, together with our proprietary manufacturing enhancements, this mixture is compacted into slabs by a vacuum and vibration process. The slabs are then moved to a curing kiln where the cross-linking of the polyester is completed. Lastly, the slabs are gauged, calibrated and polished to enhance the shine.

The manufacturing process for our porcelain products typically involves blending clay, natural minerals (such as feldspar) and chemical additives required for the shaping process. The multi-ingredient mixture is fed to a ball mill, together with water, to achieve fine grinding. The excess water is then removed, and the resulting powder is shaped into slabs. Slabs are first moved to dryers and then passed through a glaze line, where they are decorated with different applicators. Decorated slabs are passed through digital printing machines and then go into a curing kiln for the final firing process. Lastly, the slabs are gauged, calibrated and polished to enhance the shine.

We maintain strict quality control and safety standards for our products and manufacturing processes both in our facilities as well as with our PBP. Our manufacturing facility in Israel holds ISO45001 safety certifications from The Standards Institution of Israel, while our facility in India, is in the process of obtaining the same certification from TUV).

In addition, since 2018 we have increased our outsourcing capabilities and currently purchase a large portion of our product from our PBPs including natural stone, engineered stone, porcelain and ancillaries. We conduct quality control and quality assurance processes with respect to such products. In 2024, products produced by third parties accounted for approximately 45.7% of revenues, and we are aiming to increase purchases from PBPs in 2025. For more information, see ITEM 3.D: Key Information - Operational Risks.

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

The engineered stone and porcelain surface market is highly fragmented and is also served by a number of regional and global competitors. We also face growing competition from low-cost manufacturers from Asia and Europe. Large multinational companies have also invested in their engineered stone and porcelain surface production capabilities. For more information, see “ITEM 3.D. Key Information—Risk Factors—We face intense competitive pressures which could materially and adversely affect our results of operations and financial condition”

Information Technology Systems

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

We have obtained trademark registrations in certain jurisdictions that we consider material for the marketing of our products, including CAESARSTONE® and our Caesarstone logo. We have obtained trademark registrations for additional marks that we use to identify certain product collections, as well as other marks used for certain of our products. While we expect our current and future applications to mature into registrations, we cannot be certain that we will obtain such registrations. In many of our markets we also have trademarks, including registered and unregistered marks, on the colors and models of our products. We believe that our trademarks are important to our brand, success and competitive position. In order to mitigate the risk of infringement, we conduct an ongoing review process before applying for registration. However, we cannot be certain that third parties will not oppose our application or that the application will not be rejected in whole or in part. In the past, some of our trademark applications for certain classes of our products’ applications have been rejected or opposed in certain markets and may be rejected for certain classes in the future, in all or parts of our markets, including, without limitation, for flooring and wall cladding. We are currently subject to various proceedings regarding our Caesarstone trademark applications in various jurisdictions.

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

In addition to being subject to regulatory and legal requirements, our manufacturing facilities in Israel and India operate under applicable permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards. Business licenses for our facility in Israel contain conditions related to a number of requirements, including with respect to dust emissions, air quality, the disposal of effluents and process sludge, and the handling of waste, chemicals and hazardous materials. The business license for our Bar-Lev plant is in effect until June 30, 2025, and the Company is in the process of seeking an extension and a permanent license. Our site in India has a Factory License which is a basic license issued by the Inspectorate of Factories, which is in effect until December 31, 2028. The site in India has also obtained a Consent to Operate (the “CTO”) from the State Pollution Control Board, which is a permit issued to any factory in India with all the compliance requirements related to environmental aspects, such as air emission, water and wastewater management, waste management. The CTO is valid until April 10, 2029, and following a renewal process we believe we are to receive an extended CTO in the coming weeks. We operate in Israel under poison permits that regulate our use of poisons and hazardous materials. Our current poison permits are valid until January 1, 2027, for Bar-Lev facility. Our site in India is required to comply with all applicable conditions, including with respect to water consumption, wastewater discharge, air emission monitoring and pollution control devices, hazardous wastes storage and disposal, specified in the CTO. In all our manufacturing facilities, we are implementing measures on an ongoing basis in order to achieve and maintain compliance with dust and styrene environmental and occupational emissions standards and to reduce such emissions to minimum thresholds.

Each of these permits, licenses and standards require a significant amount of monitoring, record-keeping and reporting in order for us to demonstrate compliance therewith.

Official representatives of the health and safety and environment authorities in Israel, and Gujarat visit our facilities from time to time, to inspect issues such as workplace safety, industrial hygiene, monitoring lockout tag out programs, exposure and emissions, water treatment, noise and others. Such inspections may result in citations, penalties, revocation of our business license or limitations or shut down of our facilities’ operations. It may also require us to make further investments in our facilities.

From time to time, we face environmental, health and safety compliance issues related to our manufacturing facilities:

•
Emissions - Israel. On September 2020 the Israeli Ministry of Environmental Protection (IMEP) issued new business license terms for the Bar Lev site. The terms include a list of emissions-related projects that are essential to be in line with the requirements. The requirements include, among others, installation of an additional RTO, transition to natural gas, and sealing of production rooms etc. We have created a working plan and are following it to meet all the requirements.

•
Business License – Sdot Yam. Our business license of Sdot Yam facility is valid until December 31st, 2025. Following the closure of Sdot Yam production facility, we require to update the business license according with the current activities on the site. We have started the process and have already got all the necessary approvals from the required authorities, aside from the Fire Department, which has not yet been received.

•
Workers’ safety and health. The Israeli Ministry of Economics, Labor Division (“IMOE”) in Israel and the Indian Ministry of Labor and Employment, conduct audits of our plants, in which, among other things, they examine if there were any deviations from permitted ambient levels of RCS, styrene and acetone in the plants. We seek on an ongoing basis to continue reducing the level of exposure of our employees to RCS, styrene and acetone, while enforcing our employees’ use of personal protection equipment. A fatal accident occurred at the Company’s facility in Richmond Hill in February 2023. The accident was investigated by local law enforcement and OSHA and the matter is now closed.

•
Australian Market. On December 13, 2023, Australian federal, state and territory governments announced a joint decision to ban the use, supply and manufacture of engineered stone slabs containing crystalline silica (including our quartz-based products) in Australia. The ban entered into effect on July 1, 2024, in most Australian states and territories. While we disagree with this decision, we believe that the focus should be aimed at improving occupational health and safety. we are taking the necessary steps to ensure supply of alternative materials to its Australian customers in line with its high standards. This process has negatively impacted our sales in the Australian market, with a decline of 28.8% in our revenues during 2024, which we believe is primarily related to this ban.

Other Regulations

We are subject to the Israeli Rest Law, which, among other things, prohibits the employment employees on rest days and religious holidays, unless a permit is obtained from the IMEI.

If we are found to be in violation of the Rest Law, we may be required to halt operations of our manufacturing facilities on Saturdays and religious holidays, we and our officers may be exposed to administrative and criminal liabilities, including fines, and our operational and financial results could be materially and adversely impacted. For more information, see “Item 3.D. Key Information—Risk Factors—Risks relating to our incorporation and location in Israel—If we fail to comply with Israeli law restrictions concerning employment of employees on rest days and religious holidays, we and our office holders may be exposed to administrative and criminal liabilities and our operational and financial results may be materially and adversely impacted.”

For information on other regulations applicable, or potentially applicable, to us, see the following risks factors in “ITEM 3.D. Key Information—Risk Factors”:

•	“Risks related to our business and industry—We may have exposure to greater-than-anticipated tax liabilities.”

•
“Risks related to our incorporation and location in Israel— Conditions in Israel , including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.”

•
“Risks related to our incorporation and location in Israel—The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.”

•
“Risks related to our incorporation and location in Israel—If we are considered to have sizable market power under Israeli law, we could be subject to certain restrictions that may limit our ability to freely conduct our business to which our competitors may not be subject”.

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

In arriving at our presentation of non-GAAP financial measures, we exclude items that either have a non-recurring impact on our income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude share-based compensation expenses to facilitate a better understanding of our operating performance, since these expenses are non-cash and accordingly, we believe do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements (both gain or loss) and loss contingencies, due to the difficulty in predicting future events, their timing and size;

•	Impairment expenses

•	material items related to business combination activities important to understanding our ongoing performance;

•	excess cost of acquired inventory;

•	expenses related to our share-based compensation;

•	significant one-time offering costs;

•	significant one-time non-recurring items (both gain or loss);

•	material extraordinary tax and other awards or settlements, both amounts paid and received; and

•	tax effects of the foregoing items.

	2024	2023	2022	2021	2020
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$96,675	$91,939	$163,245	$171,498	$133,942
Share-based compensation expense (a)	90	95	315	321	416
Non-recurring import related income	—	—	—	—
Amortization of assets related to acquisitions	282	285	306	852	529
Non recurring items related to restructuring (b)	672	3,924	237	-
Other non-recurring items	181	(304)	—	—	—
Adjusted Gross profit	$97,900	$95,939	$164,103	$172,671	$134,887

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.
(b)	In 2024 and 2023, reflects residual operating expenses related to closed plants; In 2022, reflects workforce reduction.

	2024	2023	2022	2021	2020
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(42,976)	$(108,240)	$(56,366)	$17,889	$7,622
Finance expenses (income), net	9	(1,069)	(3,079)	7,590	10,199
Taxes on income	1,081	21,281	758	1,950	4,700
Depreciation and amortization	17,742	30,007	36,344	35,407	29,460
Legal settlements and loss contingencies, net (a)	7,242	(4,770)	568	3,283	6,319
Contingent consideration adjustment related to acquisition	(53)	264	120	284	—
Share-based compensation expense (b)	2,044	1,025	1,502	1,845	2,858
Restructuring expenses (income) and Impairment related to long lived assets (c)	1,007	47,939	71,258	—	—
Acquisition-related expenses	-	-	80	—	921
Non recurring items related to restructuring	2,054	4,438	684	-	-
Other non-recurring items	325	(304)	-	—	—
Adjusted EBITDA	$(11,525)	$(9,429)	$51,869	$68,248	$62,079

(a)	Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.

(c)	Including long-lived assets impairment and restructuring expenses related to plants closure.

	2024	2023	2022	2021	2020
Reconciliation of Net Income (loss) Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income (loss) attributable to controlling interest	$(42,832)	$(107,656)	$(57,054)	$18,966	$7,218
Legal settlements and loss contingencies, net (a)	7,242	(4,770(	568	3,283	6,319
Contingent consideration adjustment related to acquisition	(53)	264	120	284	—
Amortization of assets related to acquisitions, net of tax	2,135	2,142	2,084	2,391	446
Share-based compensation expense (b)	2,044	1,025	1,502	1,845	2,858
Non-cash revaluation of lease liabilities (c)	(2,039)	(1,556)	(9,527)	2,918	3,189
Non-recurring import related expense (income)	-	—	—	—	—)
Impairment expenses related to goodwill and long-lived assets (d)	1,007	47,939	71,258	—	—
Acquisition-related expenses	-	-	80	—	921
Non recurring items related to restructuring	2,054	4,438	684	—	—
Other non-recurring items	325	(304)	—	—	—
Total adjustments before tax	12,715	49,178	66,769	10,721	13,733
Less tax on above adjustments (e)	(328)	(12,035)	(910)	1,054	4,488
Total adjustments after tax	$13,043	$61,213	$67,679	$9,667	$9,245
Adjusted net income (loss) attributable to controlling interest	$(29,789)	$(46,443)	$10,625	$28,633	$16,463

(a)	Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims, including related legal fees.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.

(c)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.

(d)	Including long-lived assets impairment and restructuring expenses related to plants closure.

(e)	Based on the effective tax rates of the relevant periods.

C.	Organizational Structure

The legal name of our company is Caesarstone Ltd.

Caesarstone was organized under the laws of the State of Israel. We have 8 direct wholly-owned subsidiaries: Caesarstone Australia PTY Limited, which is incorporated in Australia, Caesarstone South East Asia PTE LTD, which is incorporated in Singapore, Caesarstone (UK) Ltd., which is incorporated in the United Kingdom, Caesarstone Canada Inc., which is incorporated in Canada, Caesarstone Scandinavia AB, which incorporated in Sweden, Caesarstone USA, Inc., which, together with its two wholly-owned subsidiaries, Caesarstone Technologies USA, Inc. and Omicron LLC, are incorporated in the United States, and a fully owned subsidiary in Germany established during 2024. In addition, following the Lioli Acquisition, Caesarstone Ltd. holds a majority interest of Lioli, incorporated in India, and therefore consolidates its results of operations into our Consolidated Financial Statements.

We operate based on regional structure with teams in each of our mentioned subsidiaries.

D.	Property, Plants and Equipment

Our manufacturing facilities are located in Israel and India. The following table sets forth our most significant facilities as of December 31, 2024:

Properties	Issuer’s Rights	Location	Purpose	Size
Kibbutz Sdot-Yam(1)	Land Use Agreement	Caesarea, Central Israel	Headquarters, research and development center	Approximately 30,000 square meters of facility and approximately 48,000 square meters of un-covered yard*
Bar-Lev Industrial Park manufacturing facility(2)	Land Use Agreement & Ownership	Carmiel, Northern Israel	Manufacturing facility	Approximately 23,000 square meters of facility and approximately 50,000 square meters of un-covered yard**
Belfast Industrial Center (3)(4)	Ownership	Richmond Hill, Georgia, United States	Manufacturing facility	Approximately 26,000 square meters of facility and approximately 157,000 square meters of un-covered yard
Bharat Nagar (5)	Ownership	Morbi, Gujarat, India	Manufacturing facility	Approximately 60,000 square meters of facility and approximately 55,000 square meters of open land, gas yard, effluent treatment plant, labor colony and roads
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

(1)
Leased pursuant to a land use agreement with Kibbutz Sdot-Yam entered in March 2012 with a term of 20 years, which replaced the former land use agreement. Starting from September 2014 we use an additional 9,000 square meters pursuant to Kibbutz Sdot-Yam’s consent under terms materially similar to the land use agreement. However, we have the right to return such additional office space and premises to Kibbutz Sdot-Yam at any time upon 90 days’ prior written notice. In September 2016, we exercised our right to return to the Kibbutz an additional office space of approximately 400 square meters which we used since January 2014 under terms materially similar to the land use agreement. Following our Sdot-Yam production facility ceased operations during 2023 as part of our operational restructuring plan, the Kibbutz allowed us to grant major part of the land use rights to approved third parties. The lands on which these facilities are located are held by the ILA and leased or subleased by Kibbutz Sdot-Yam pursuant to agreements described in “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land use agreement.”

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

(3)
On September 17, 2013, Caesarstone Technologies USA Inc. entered into a purchase agreement for the purchase of land in Richmond Hill, Georgia, United States for a new U.S. manufacturing facility, the construction of which was completed in 2015. On June 22, 2015, and on November 25, 2015, Caesarstone Technologies USA Inc. acquired additional land adjacent to the plant.  The Richmond Hill manufacturing facility ceased operations during January 2024, and Caesarstone Technologies USA Inc. has been in the process of selling such properties.

(4)
In December 2014, we entered into a bond purchase loan agreement, were issued a taxable revenue bond on December 1, 2014, and executed a corresponding lease agreement. Pursuant to these agreements, the Development Authority of Bryan County, an instrumentality of the State of Georgia and a public corporation (“DABC”), has acquired legal title of our facility in Richmond Hill, in the State of Georgia, U.S., and in consideration leased such facilities back to us. In addition, the facility was pledged by DABC in favor of us and DABC has committed to re-convey title to the facility to us upon the maturity of the bond or at any time at our request, upon our payment of $100 to DABC. Therefore, we consider such facilities to be owned by us. This arrangement was structured to grant us property tax abatement for ten years at 100% and additional five years at 50%, subject to our satisfying certain qualifying conditions with respect to headcount, average salaries paid to our employees and the total capital investment amount in our U.S. plant. In December 2015, we entered into an additional bond purchase loan agreement with the Development Authority of Bryan County and were issued a second taxable revenue bond on December 22, 2015, to cover additional funds and assets which were utilized in the framework of constructing, acquiring and equipping our U.S. facility. If we were to expand our current U.S. facility, we would have been entitled to an additional taxable revenue bond and a corresponding property tax abatement. In 2017, we notified DABC that we will not be utilizing such additional bond at this time and, accordingly, it has expired. Lately, Bryan County has demanded approximately $6.7 million in previously abated taxes, alleging a breach of economic development agreements related to job and investment performance obligations. Caesarstone disputes the claim, asserting that no taxes are owed for prior years and that the County lacks authority to collect the disputed amounts. Discussions between the parties are ongoing.

(5)	In October 2020, we acquired a majority stake, in Lioli, which owns the Bharat Nagar facility in Morbi, Gujarat, India..”

For further discussion and details, see “ITEM 4.B: Information on the Company—Business Overview—Manufacturing and Facilities.” Various environmental issues may affect our utilization of the above-mentioned facilities. For further discussion, see “Item 4.B. Information on the Company—Business Overview—Environmental and Other Regulatory Matters—Environmental and Health and Safety Regulations” above.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2024, 2023 and 2022, and related notes and the information contained elsewhere in this annual report. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2024, 2023 and 2022, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. See “ITEM 3.D: Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Company overview

We are a leading brand of high-end engineered surfaces used primarily as countertops in residential and commercial buildings. We design, develop and produce engineered stone and porcelain products that offer aesthetic appeal and functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, and other interior and exterior surfaces. Our high-quality engineered stone surfaces are marketed and sold under our premium Caesarstone brands. We believe our products accounted for approximately 3.3% of global engineered stone by volume in 2024. Our sales in the United States, Australia (including New Zealand), Canada and Israel, our four largest markets, accounted for 49.5%, 17.0%, 13.9% and 3.9% of our revenues in 2024. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future. For further information with respect to our geographic concentration, see “ITEM 3.D: Key Information—Risk Factors—Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could materially and adversely impact our results of operations and prospects.”

Between 2010 to 2024, our revenue grew at a compound annual growth rate of 5.9% driven mainly by the continued quartz penetration and the Lioli and Omicron acquisitions, increased remodeling spending in all our top three markets and growth in the residential segment in the United States, our largest market. In addition, the portion of innovative designs within our offering increased over time. Our revenue trend reversed, and revenues decreased by 21.6% during 2024. See “—Comparison of period-to-period results of operations—Year ended December 31, 2024, compared to year ended December 31, 2023—Revenues” for additional information

During 2024, our gross margin increased from 16.3% to 21.8% (our adjusted gross margin increased from 17.0% to 22.1%), and our margin of net loss attributable to controlling interest in 2024 was 9.7% compared to loss of 19.0% in 2023. the adjusted margin of net loss is attributable to controlling interest increase from an adjusted net loss of 8.2% in 2023 to an adjusted net loss of 6.7% in 2024).

Adjusted EBITDA margin decreased from a negative 1.7% to a negative Adjusted EBITDA of 2.6%.  We define each of such margins by dividing adjusted gross profit, adjusted EBITDA, and adjusted net income (loss) attributable to controlling interest, respectively, by revenues. Adjusted EBITDA, adjusted gross profit, and adjusted net income (loss) attributable to controlling interest are non-GAAP financial measures, see “ITEM 4.B: Information on the Company—Business Overview—Non-GAAP Financial Measures” for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest. We attribute the  decrease in the adjusted EBITDA margin mainly due to lower sales including also lower average selling prices, increased manufacturing costs per unit due to lower capacity utilization which resulted in lower fixed-costs absorption, increased logistics costs partially offset by savings from the closure of our two production sites, increased portion of product sales that are OEM produced and lower RM costs,

Our mission is to be the leading choice for surfaces all around the world. We believe that a significant portion of our future growth will come from our U.S. market where we see the greatest growth opportunity. We believe that transitioning to direct sales will contribute to our future growth in the long term. We believe that in order to remain competitive in the long term, we will need to grow our business both organically and through acquisitions.

We are subject to multiple lawsuits in Israel, Australia and the United States alleging injuries associated with exposure of fabricators and their employees to respirable crystalline silica dust.  As of December 31, 2024, and in accordance with U.S. GAAP we had recorded a provision of $50.0 million representing our assessment of exposure that is probable and estimable with respect to pending claims in Israel, Australia and the United States.  If there is an unfavorable outcome with respect to one or more of these claims, subject to the availability of insurance, we may have to fund the payment of damaged and such amount could be significant and materially and adversely impact our cash flows.

As part of the Company’s business growth strategy, strategic acquisitions are considered opportunities to enhance our value proposition through differentiation and competitiveness. In recent years and as further described below, we have successfully executed on this strategy, including our 2020 acquisitions of Lioli, an India-based developer and producer of porcelain countertop slabs with manufacturing facilities in Asia; Omicron, a premier stone supplier operating in several locations across the United States in Florida, Ohio, Michigan and Louisiana, which now operate as part of our United States operations; and Caesarstone Scandinavia a Swedish distributor acquired during 2022.

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

•
Our revenues and results of operations traditionally exhibit some quarterly fluctuations as a result of seasonal influences which impact construction and renovation cycles. Due to the fact that certain of our operating costs are fixed, the impact of such fluctuations on our profitability could be material. We believe that the second and third quarters tend to exhibit higher sales volumes than the other quarters because demand for our surfaces and other products is generally higher during the summer months in the northern hemisphere with the effort to complete new construction and renovation projects before the new school year. Conversely, the first quarter is typically impacted by the winter slowdown in the northern hemisphere in the construction industry and might impact sales in Israel depending on the timing of the spring holiday a particular year. Similarly, sales in Australia during the first quarter are negatively impacted by fewer construction and renovation projects. The fourth quarter is susceptible to being impacted by the onset of winter in the northern hemisphere. These trends were not visible during 2023,2024 which was affected by challenging macro-economic conditions impacting our revenues.

•
We conduct business in multiple countries in North America, South America, Europe, Asia-Pacific, Australia, and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S dollar, and to a lesser extent the Australian dollar, Canadian dollar, Euro and NIS. In 2024, 51.3% of our revenues were denominated in U.S. dollars, 17.0% in Australian dollars, 13.9% in Canadian dollars, 6.0% in Euros and 3.9% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and Euro, with a smaller portion in Australian dollars and Canadian dollars. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. We currently engage in derivatives transactions, such as forward contracts, to hedge against the risks associated with our foreign currency exposure. Our strategy to hedge our cash flow exposures involves consistent hedging of exchange rate risk in variable ratios up to 100% of the exposure over rolling 12 months. As of December 31, 2024, our average hedging ratio was approximately 5% out of our expected currencies exposure for 2024. As of December 31, 2024, we had total outstanding forward contracts with a notional amount of $2.5 million. These forward contracts were for a period of up to 12 months. The fair value of these foreign currency derivative contracts was positive $0.1 million, which is included in our current assets and current liabilities, as of December 31, 2024. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. Our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income (loss). While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”.

Components of statements of income

Revenues

We derive our revenues from sales of engineered stone surfaces, their fabrication and installation services, and, to a lesser extent, other surfaces and ancillaries, mostly to fabricators and resellers in our direct markets and to third-party distributors in our indirect markets. The purchasers of our products in our non-direct markets are our third-party distributors who, in turn, fabricate or sell to local fabricators and re-sellers. Our direct sales accounted for 90% of our revenues, for the years ended December 31, 2024.

Revenue is recognized when a customer obtains control of promised goods or when services have been rendered in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

The warranties that we provide vary by market. In our indirect markets, we provide all our distributors with a limited direct manufacturing defect warranty. In all our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In our direct markets we provide end-consumers with a limited warranty on our products for varying applications and duration. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, included in our cost of revenues. Historically, warranty claims expenses have been low, accounting for approximately 0.2% of our total cost of goods sold in 2024.

The following table sets forth the geographic breakdown of our revenues during the periods indicated:

	Year ended December 31,
	2024		2023		2022
Geographical Region	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD
United States	49.5%	$219,559	48.1%	$271,647	49.5%	$342,293
Canada	13.9%	61,749	13.4%	75,462	13.5%	93,377
Latin America	0.3%	1,392	0.6%	3,285	0.6%	4,481
Australia (incl. New Zealand)	17.0%	75,388	18.8%	106,223	16.8%	116,284
Asia	4.6%	20,577	4.6%	25,959	5.0%	63,320
EMEA	10.6%	47,121	10.6%	59,908	9.2%	34,607
Israel	3.9%	17,435	4.0%	22,747	5.3%	36,444
Total	100.0%	$443,221	100.0%	$565,231	100.0%	$690,806

Revenue in 2024 was $443.2 million compared to $565.2 million in the prior year. On a constant currency basis, 2024 revenue was lower by 21.5% year-over-year, mainly due to lower volume resulting from macroeconomic headwinds which includes higher interest rates and higher inflation and competitive pressures and lower ASP mainly due to Australia ban. The decrease in 2023 revenues compared to 2022 on a constant currency basis was 17% and was mainly due to lower volume resulting from macroeconomic headwinds.

Revenues in the U.S. decreased by 19.2% in 2024 compared to an decreased of 20.6% in 2023. The decrease in 2024 is mainly due to lower volume ,lower ASP and lower sales of natural stone and ancillaries. The decrease in 2023 was mainly due to lower volume.

Revenues in Canada decreased by 18.2% in 2024 mainly due to lower volume compared to an decrease of 19.2% in 2023, representing 17.0% decrease and 16.1% decrease on a constant-currency basis, respectively.

Revenues in Latin America decreased by 57.7% in 2024 compared to a decrease of 26.7% in 2023.

Revenues in Australia decreased by 29.0% in 2024 compared to a decrease of 8.7% in 2023 .the decrease in 2024 mainly due to lower volume and lower ASP due to the Australia ban . On a constant currency basis, revenues in Australia decreased by 28.8% in 2024 and decrease by 4.7% in 2023.

Revenues in Asia decreased by 20.7% in 2024 compared to a decrease of 25.0% in 2023 mainly due to lower volume resulting from macroeconomic headwinds and competitive pressures. On a constant currency basis, revenues in Asia decreased by 21.1% in 2024 and decreased by 26% in 2023.

Revenues in EMEA decreased by 21.3% in 2024 and decrease by 5.4% in 2023 mainly due to lower volume resulting from macroeconomic headwinds and competitive pressures. On a constant-currency basis, revenue decreased in EMEA by 22.1% in 2024 and decrease by 7.6% in 2023.

Revenues in Israel decreased by 23.4% in 2024 compared to a decreased of 37.6% in 2023. On a constant currency basis, revenues decreased by 23% in 2024 and by 31.4% in 2023. This decrease is attributable to the macroeconomic, competitive environments as well as the war in Israel.

For additional information, see “—Comparison of period-to-period results of operations—Year ended December 31, 2024, compared to year ended December 31, 2023—Revenues.” And “Conditions in Israel, including the attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues”

Cost of revenues and gross profit margin

Our cost of revenues includes the cost of manufactured products sold as well as the cost of purchased products from third parties such as engineered stone, Porcelain, natural stone and other ancillary products. The price of our main raw materials for engineered stone products, minerals and polyester, increased during 2024. Approximately 17.6% of our cost of revenues (related to our manufactured products) consists of raw material costs. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our facilities but does not include the cost of raw materials used in the production of products produced by our PBPs. In addition, approximately 26.5% of our cost of revenues relates to products purchased from PBP. Our raw materials costs are also impacted by changes in foreign exchange rates. Our principal raw materials, minerals and polyester jointly accounted for approximately 70% of our total raw material cost in 2024. The balance of our cost of revenues consists primarily of manufacturing costs, related overhead and the cost of other products not manufactured by us. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the U.S. and Canada, we also incur fabrication and installation costs related to retail sales and other commercial building projects. In the case of our indirect distribution channels, we bear the cost of delivery to the seaport closest to our production plants and our distributors bear the cost of delivery from the seaport to their warehouses.

Minerals (primarily quartz) accounted for approximately 38.2% of raw materials cost in 2024. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. In 2024 and 2023, the average cost of quartz increased by 6.1% and decreased by 7.7%, respectively.  The increase in 2024 was primarily due to a more expansive mineral mix. Any future increases in the cost of minerals may adversely impact our margins and net income.

Given the significance of polyester costs relative to our total raw material expenditures, our cost of sales and overall results of operations are impacted significantly by fluctuations in polyester prices, which generally correlate with benzine prices. In 2024, our average polyester costs increased by approximately 0.3% Any future increases in polyester costs may adversely impact on our margins and net income.

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

Research and development

Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all our research and development costs as incurred.

Selling and marketing

Selling and marketing expenses are mainly comprised of compensation and related costs for personnel involved in sales, marketing, distribution, as well as advertising and promotional costs. In 2024, our advertising and promotional expenses, along with marketing support costs, increased to support continued marketing efforts for low silica and porcelain products and to sustain the Caesarstone brand.

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

Goodwill and long-lived assets impairment charges

Impairment of long-lived assets: in 2024 and 2023 year-ends, the Company identified indicators for impairment, among others, reduced demand due to global market conditions, lower utilization in certain plants, increased inflation and higher interest rates. Following these indicators and following the announcements on closures of Sdot Yam and Richmond Hill plants, and in accordance with ASC360, we recorded the following impairment expenses:

•
During 2023 - property plant and equipment expenses of $27.5 million related to Richmond Hill facility and $1.0 million related to Sdot Yam facility, and right of use assets impairment of $16.6 million related to Sdot Yam facility land use agreement.

•	During 2024 - intangible assets of approximately $3.2M, mainly related to slowdown in demand due to global market conditions and the integration challenges of acquired businesses.

Goodwill: As of December 31, 2024 and 2023 our goodwill was fully impaired. During the year ended December 31, 2022 the Company recorded goodwill impairment of $44.8 million.

See also Note 6 and Note 7 to our financial statements included elsewhere in this report.

Legal settlements and loss contingencies, net

Legal settlements and loss contingencies, net consists of expenses related to settlements expenses and estimated exposure not covered by our insurance applicable mainly to individual silicosis claims. We recorded $7.2 million expenses in 2024, compared to a credit of $4.8 million in 2023, and $0.6 million expenses in 2022. The change from 2023 to 2024 is mainly attributed to an updated estimates made by our legal counsel in light of certain court rulings and large legal expenses related to these legal proceedings mainly in the U.S. See “—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Claim by former South African distributor”.

Finance (income) expenses, net

Finance (income) expenses, net, consist primarily of bank and credit card fees, borrowing costs and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. The finance expenses during 2024 related mainly to exchange rate differences arising from changes in the value of monetary assets and monetary liabilities in Israel and our subsidiaries due to the strengthening of the USD against the local currencies.

Corporate taxes

As we operate in multiple countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 2.6% in 2024, 24.5% in 2023 and 1.4% in 2022. In 2024 our effective tax rate is attributable mostly to a taxable loss. In 2023 our effective tax rate is attributable mostly to taxable loss position in Israel and the United States for three consecutive years and as a result establishing full valuation allowance on the deferred tax assets, net. In 2022 the lower effective tax rate is attributable mainly to taxable losses in certain entities and to deferred tax assets recorded to capture carry forward NOLs. See also note 12 to our financial statements included elsewhere in this report.

The standard corporate tax rate for Israeli companies was 23% in each of 2024, 2023, and 2022. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of origination.

Effective January 1, 2011, with the enactment of Amendment No. 68 to the Israeli Tax Law, both of our Israeli facilities operate under a consolidated “Preferred Enterprise” status. The “Preferred Enterprise” status provides the portion related to the Bar-Lev manufacturing facility with the potential to be eligible for grants of up to 20% of the investment value in approved assets and a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, 7.5% in 2017 onward. For the portion related to the Sdot-Yam facility, this status provides us with a reduced flat corporate tax rate, which applies to the industrial enterprise’s entire preferred income, which was 16% during the same period. During 2023, and as part of the company’s restructuring plan, the company closed the Sdot-Yam manufacturing facility, ending future portion related to Sdot-Yam facility and reduced corporate tax rate applied to this income.

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

As of December 31, 2019, certain provisions of the TCJA remain subject to Internal Revenue Service as well as state tax authorities’ guidance and interpretation which could have a material adverse effect on our cash tax liabilities, results of operations, and financial condition. In addition, the TCJA could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on us and our business. We will continue to evaluate the effects of the TCJA on us as federal and state tax authorities issue additional regulations and guidance.

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

Net income (loss) attributable to non-controlling interest

In October 2020, we acquired a majority stake in Lioli. During August 2024, we purchased an additional part of shares from the minority, increasing holdings from 60.4% to 80.7%. For the year ended on December 31, 2024, Net loss attributable to non-controlling interest was approximately $0.1 million.

Other factors impacting our results of operations

Share-based compensation

We recorded share-based compensation expenses of $2.0 million, $1.0 million and $1.5 million in 2024, 2023 and 2022, respectively, and expect to record $1.9 million over a weighted average period of 3 years from December 31, 2023. For more information, see also Note 13 to our financial statements included elsewhere in this report.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, the Kibbutz, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities leased to us or for services provided by the Kibbutz, we paid to the Kibbutz an aggregate of $10.2 million in 2024, $10.2 million in 2023 and $11.3 million in 2022 (excluding VAT).

For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Management Services Agreement with Tene

In September 2024, we amended our management services agreement with Tene Growth Capital 3 Funds Management Company Ltd., the management company of the general partner of Tene Investment in Projects 2016, L.P., pursuant to which Tene Investment in Projects 2016, L.P. provides us with the services of an Executive Chairman of the Board (by Dr. Ariel Halperin), and regular business development advice services, for an aggregate annual management fee of NIS 750,000 plus VAT and expenses.

For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Acquisitions

During 2022:

Magrab Acquisition on July 6, 2022, the Company completed the acquisition of 100% of the shares of Magrab Naturtsen AB ("Magrab"), a leading distributor in Sweden, establishing first direct go-to-market presence in E.U., for a total net consideration of approximately $2.2 million, with an additional considerations of up to approximately $1.5 million. The agreed considerations were paid during 2023 and 2024.

Comparison of period-to-period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2024		2023		2022
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)

Consolidated Income Statement Data:
Revenues:	$443,221	100%	$565,231	100%	$690,806	100%
Cost of revenues	346,546	78.2	473,292	83.7	527,561	76.4
Gross profit	96,675	21.8	91,939	16.3	163,245	23.6
Operating expenses:
Research and development	4,950	1.1	5,086	0.9	4,098	0.6
Selling and marketing	86,239	19.5	82,222	14.5	94,412	13.7
General and administrative	39,123	8.8	49,490	8.8	51,596	7.5
Impairment of goodwill and long lived assets, restructuring and other related costs, net of other income	1,007	0.2	47,939	8.5	71,258	10.3
Legal settlements and loss contingencies, net	7,242	1.6	(4,770)	(0.8)	568	0.1
Total operating expenses	138,561	31.3	179,967	31.8	221,932	32.3
Operating loss	(41,886)	(9.5)	(88,028)	(15.6)	(58,687)	(8.5)
Finance expenses (income), net	9	0.0	(1,069)	(0.2)	(3,079)	(0.4)
Income before taxes on loss	(41,895)	(9.5)	(86,959)	(15.4)	(55,608)	(8.1)
Taxes on income	1,081	0.2	21,281	3.8	758	0.1
Net loss	$(42,976)	(9.7)	$(108,240)	(19.1)	$(56,366)	(8.2)
Net income (loss) attributable to non-controlling interest	(144)	0.0	(584)	0.1	688	0.1
Net loss attributable to controlling interest	$(42,832)	(9.7)%	$(107,656)	(19.0)%	$(57,054)	(8.3)%

Year ended December 31, 2024, compared to year ended December 31, 2023

Revenues

Revenues decreased by $122 million, or 21.6%, to $443.2 million in 2024 from $565.2 million in 2023. The decrease in 2024 is mainly due to lower volume and ASP related to macroeconomic conditions, including relatively high inflation and interest rate hikes across our main markets, which resulted in lower demand for our products; the Australian ban; and the war in Israel

Cost of revenues and gross profit margins

Cost of revenues in 2024 amounted to $346.5 million compared to $473.3 million in 2023, as a result of lower revenues as mentioned above and also to our strategic footprint, which includes the closure of our production facilities in Richmond hill and Sdot Yam, plant and growing portion of product sourced from our third-party Production Business Partners. Gross margins during 2024 increased to 21.8% compared to 16.3% in 2023 and Gross profit during 2024 increased to $96.7 million compared to  $91.9 million in 2023, mainly due to increase production source from PBP as part of our strategy manufacturing footprint and decrease in shipping prices partially offset by increase in manufacturing costs, due to lower capacity utilization which resulted in lower fixed-costs absorption, increase in logistics costs per unit and lower revenue and selling prices.

Operating expenses

Research and development expenses remained relatively consistent, totaling $5.0 million in 2024, compared to $5.1 million in 2023

Selling and marketing. Selling and marketing expenses rose by $4.0 million, or 4.9%, reaching $86.2 million in 2024, compared to $82.2 million in 2023. This increase was primarily driven by the launch of new products, including porcelain products. Marketing expenses as a percentage of revenue grew from 14.5% in 2023 to 19.5% in 2024. The increase in the percentage in 2024 was mainly due to lower revenues

General and administrative. General and administrative expenses (without impairment) decreased by $ 10.4 million, or 20.9%, to $39.1 million in 2024 from $49.5 million in 2023 mainly due to lower doubtful debt provision in U.S. and Lioli.

Legal settlements and loss contingencies, net. Legal settlements and loss contingencies, net, increased by $12.0 million, from credit of $4.8 million in 2023 to $7.2 million expenses in 2024. The change from 2023 to 2024 is mainly attributed to legal expenses related to the silicosis claims in the U.S., and the timing and magnitude of new claims and their claims settlements in Israel and Australia.

Impairment of Goodwill and Long-lived assets. The Company performs impairment tests of its goodwill and indefinite-lived intangible assets and its long-lived assets each year end. The Company performs these tests after determining a triggering event had occurred, taking into consideration the impact of market capitalization, higher weighted average cost of capital (“WACC”), and deteriorating macroeconomic conditions, difficulties of acquired business integrations, and closure of its Sdot Yam and Richmond Hill plants.

During 2023, we recorded an impairment of $45.1 million. In connection with the closure of our plants in Israel and in the U.S. the Company also recorded $2.9 million restructuring expenses.

During 2024, we recorded an impairment of $3.8 million related to Richmond Hill facility which is held for sale starting 2024, and intangible assets impairment of $3.2 million related to the acquisition of Omicron and Magrab in previous years. In connection with the closure of our plants in Israel and in the U.S. the Company also recorded $6.0 million credit to the restructuring expenses.

Finance (income) expenses, net

In 2024 the Company had finance expenses of $0.01 million, compared to finance income of $1.1 million in 2023. The difference was primarily a result of exchange rate differences arising from changes in the value of monetary assets and monetary liabilities in Israel as well as in our subsidiaries due to the strengthening of the USD against the local currencies.

Taxes on income

Taxes on income decreased by $20.2 million to $1.1 million in 2024, from $21.3 million in 2023. Our effective tax rate was 2.6% in 2024 compared with 24.5% in 2023. In 2024 decrease was mostly due to taxable loss position in Israel. In 2023 the increase was mostly due to taxable loss position in Israel and the United States for three consecutive years and as a result deleting the related deferred tax assets.

Net loss attributable to non-controlling interest

In 2024, net loss attributable to non-controlling interest amounted to $0.1 million. In 2023, net loss attributable to non-controlling interest amounted to $0.6 million.

Year ended December 31, 2023, compared to year ended December 31, 2022

For a comparison of the years ended December 31, 2023, and 2023, see “ITEM 5.A. Operating and Financial Review and Prospects—Operating Results—Year ended December 31, 2023 compared to year ended December 31, 2022” included in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 6, 2024, which comparative information is herein incorporated by reference.

Seasonality

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. We believe that traditionally the second and third quarters of the year exhibit higher sales volumes than other quarters because demand for mineral surface products is generally higher during the summer months in the northern hemisphere, when the weather is more favorable for renovation projects and new construction, as well as the impact of efforts to complete such projects before the beginning of the new school year. Conversely, the first quarter is impacted by a slowdown in new construction and renovation projects during the winter months in the northern hemisphere. Similarly, sales in Australia during the third quarter are negatively impacted due to fewer construction and renovation projects.

During periods of economic slowdown and the impact of the Australian ban, seasonality trends may not follow typical patterns, as seen in the 2023-2024 results

B.	Liquidity and Capital Resources

Our primary capital requirements have been to fund production capacity expansions, as well as investments in and acquisitions of third-party distributors, such as the purchase of Caesarstone Canada Inc., our acquisition of the business of our former Australian distributor and establishing our U.K. operations, our investment in and acquisitions of Caesarstone USA (formerly known as U.S. Quartz Products, Inc.) Lioli, Omicron and Caesarstone Scandinavia, and the establishment of our German operations. Our other capital requirements have been to fund our working capital needs, legal proceedings, operating costs, meet required debt payments, finance a repurchase of our shares and to pay dividends on our share capital. Our Capital needs could increase materially, and our liquidity and cash flows could be materially affected by the uncertainty related to the bodily injury claims.  We are subject to multiple lawsuits in Israel, Australia and the United States alleging injuries associated with exposure of fabricators and their employees to respirable crystalline silica dust.  As of December 31, 2024, we had recorded a provision of $50.0 million representing our assessment of exposure that is probable and estimable with respect to pending claims in Israel, Australia and the United States.  If there is an unfavorable outcome with respect to one or more of these claims, subject to the availability of insurance, we may have to fund the payment of damaged and such amount could be significant and materially and adversely impact our cash flows. See also “Legal proceedings and contingencies” in Note 11 of the Notes to the Consolidated Financial Statements and  Item 1A. Risk Factors.

Capital resources have primarily consisted of cash flows from operations . Our working capital requirements are affected by several factors, including demand for our products, raw material costs and shipping costs.

Our inventory strategy is to maintain sufficient inventory levels to meet anticipated customer demand for our products. Our inventory is significantly impacted by sales in the United States, Australia and Canada, our largest markets, due to the 40-100 days required to ship our products to these locations from Israel or other PBP sources and locations. We continue to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process.

We minimize working capital requirements through our distribution network that allows sales and marketing activities to be provided by third-party distributors. We believe that, based on our current business plan, our cash, cash equivalents and short-term bank deposits on hand, cash from operations , we will be able to meet our capital expenditure and working capital requirements, and liquidity needs for at least the next twelve months. We may require additional capital to meet our liquidity needs and future growth requirements. Continued instability in the global market may increase our capital needs, and conditions in the capital markets could adversely affect our ability to obtain additional capital to grow or sustain our business and would affect the cost and terms of such capital.

The Company’s material cash requirements include the following contractual and other obligations:

Leases

The Company has lease arrangements for certain equipment and facilities, including for manufacturing, logistics and offices. As of December 31, 2024, the Company had lease payment obligations of $131.6 million, with $26.7 million payable within 12 months.

Purchase Obligations

As of December 31, 2024, the Company had manufacturing equipment and raw material purchase obligations of $22.4 million all payable within 12 months. The Company’s purchase obligations are primarily non-cancelable.

Debt

As of December 31, 2024, the Company had outstanding bank credits and debts of an aggregate principal amount of $4.5 million all payable within 12 months. Future interest payments associated with the these amounts total $0.4 million, all payable within 12 months.

See also Note 8 and Note 15 to the financial statements included elsewhere in this report.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Net cash provided (used) by operating activities	$31,874	$66,529	$(23,311)
Net cash used in investing activities	(24,359)	(40,526)	(7,285)
Net cash provided (used) by financing activities	(3,045)	(23,779)	9,156

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

Cash provided by operating activities during 2024 decreased by $34.6 million from $66.5 million to $31.9 million, mainly due to higher improvement in working capital during 2023.inventory levels.

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

Cash used in investing activities

Net cash used in investing activities for the years ended December 31, 2024, 2023 and 2022 were $24.4 million, $40.5 million, and $7.3 million, respectively. In 2024, investing activities included $10.4 million of capital expenditure, $12.5 million of investing in short-term bank deposits and $1.5 million of cash consideration paid for the Magrab and Lioli acquisition. In 2023, investing activities included $36.5 million of investing in short-term bank deposits, $11.2 million of capital expenditure offset by $7.1 million proceeds from sales and maturity of marketable securities. In 2022, investing activities included $17.8 million of capital expenditure and $ 2.2 million of cash consideration paid for the Magrab Acquisition, offset by $12.4 million proceeds from securities.

Cash used in financing activities

Net cash used in financing activities for 2024 was $3.0 million, including $2.5 million used for bank credit repayment and $0.5 million of cash consideration paid for the Magrab acquisition. Net cash used in financing activities for 2023 was $23.8 million, which included repayment of a bank credit in the same amount. Net cash provided from financing activities for 2022 was $9.2 million, which included $18.6 million short term loans receipts from banks offset by an $8.6 million dividend payment to stockholders.

Credit facilities

As of December 31, 2024, we had a bank debt from commercial banks in India, in the amount of $4.5 million, presented in long-term and short-term liabilities, including a utilized credit line of $2.9 million bearing interest at the rate in a range of 9.1% to 9.4% (linked to MCLR/T-Bill) per annum. As of December 31, 2023, we had a long-term bank debt from commercial banks in India, as a result of the Lioli Acquisition, in the amount of $7.2 million, presented in short-term liabilities, together with a credit line of $28 million bearing interest at the rate equal to 9.45% per annum equal to MCLR+0.20%. The bank debt is to be repaid on a monthly basis through 2025. While the loan is outstanding, Lioli is subject to certain covenants including, among others, limiting its ability to divest assets, pay dividends, borrow additional funds and place other encumbrances on its assets. The loan agreement with the bank in Lioli contains customary covenants. Lioli is in compliance with the requirement of the financial covenants under the agreement of own capital contribution. The Loan Agreement also contains certain customary negative covenants that require Lioli to refrain from certain actions unless the bank’s consent is obtained. Lioli debt is secured by an SBLC from Caesarstone and floating charge on all of Lioli’s assets.

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

Capital expenditures

Our capital expenditures mainly included the expansion, improvement and maintenance of our manufacturing capacity and capabilities, expansion on our north America distribution network and investment and improvements in our information technology systems. In 2024, 2023 and 2022 our capital expenditures were $ 10.4 million, $11.2 million, and $17.8 million, respectively. For more information, see “Item 4.A. Information on the Company –Principal Capital Expenditures”.

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

C.	Research and Development, Patents and Licenses

Our R&D department is located in Israel. As of December 31, 2024, our corporate R&D department was comprised of 23 employees, all of whom have extensive experience in engineered stone surface manufacturing, polymer science, engineering, product design and engineered stone surface applications. In addition, our R&D for porcelain manufacturing is conducted by a dedicated employee located in Spain, whose activities are supported by the R&D department in Israel. In 2024, research and development costs accounted for approximately 1.1% of our revenues, and in 2023 and 2022, research and development costs accounted for approximately 0.9% and 0.6% of our revenues, respectively.

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

Research and development expenses were $5 million, $5.1 million and $4.1 million in 2024, 2023 and 2022, respectively.

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

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could have a materially adverse effect on our reported results.

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

Revenue recognition

We derive our revenues from sales of quartz-based and quartz replacement surfaces mostly through a combination of direct sales in certain markets and indirectly through a network of distributors in other markets.

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

(2)         identify the performance obligations in the contract: At a contract’s inception, we assess the goods or services promised in a contract with a customer and identify the performance obligations. The main performance obligation is the delivery of our products. The Company also adjusts the amounts of revenue for expected cash discounts, sales allowance, returns based upon historical experience, and projected collectability.

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

(5)          recognize revenue when a performance obligation is satisfied: Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control transfers at a point in time, which affects when revenue is recorded. The majority of our revenues deriving from sales of products which are recognized when control is transferred based on the agreed International Commercial terms, or “INCOTERMS”. Payment terms between the Company and its customers vary by the type of payer and country of sale.

Lease accounting

Following the closure of Sdot Yam plant, we evaluated our right of use asset resulted from non-cancelable lease agreement effective through 2032. Based on future estimated sublease we recorded an impairment of $16.6 million during 2023. No additional impairment required in 2024.

See Note 2 and Note 10 to our Consolidated Financial Statements for the year ended December 31, 2024 for further information regarding leases.

Allowance for credit loss

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any substantial losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for credit loss for estimated losses from the inability of our customers to make the required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate, which might impact its ability to make payment, then additional allowances may be required. Provisions for credit loss are recorded in general and administrative expenses. Our allowance for credit loss was $9.1 million, $12.2 million and $9.8 million as of December 31, 2024, 2023 and 2022, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and of raw materials. Inventories are valued at the lower of cost or net realizable value, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method which approximates actual cost on a weighted average basis. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and ageing. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory provisions are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, and net realizable value lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory provision was $19.9 million, $27.4 million, and $21.7 million as of December 31, 2024, 2023 and 2022, respectively.

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

As of December 31, 2023, our goodwill and identifiable intangible assets totaled $0 million and $6.5 million, respectively. As of December 31, 2024, our goodwill and identifiable intangible assets totaled $0 million and $0.3 million, respectively. The decrease in intangible assets was mainly attributable to the amortization of intangibles assets related to the Lioli, Omicron and Magrab acquisitions, and an impairment of $3.2 million related to Omicron and Magrab intangibles due to difficulties in business integrations.

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

As of December 31, 2024 and December 31, 2023, the Company identified indicators for impairment, among others, slowdown in demand due to global market conditions, lower production utilization in certain plants, increased inflation and higher interest rates. Following these indicators and in accordance with ASC360, we recorded the following impairment expenses:

•
During 2023, a property plant and equipment expenses of $27.5 million related to Richmond Hill facility and $1.0 million related to Sdot Yam facility, and right of use assets of $16.6 million related to Sdot Yam facility.

•	During 2024 - intangible assets of approximately $3.2M, mainly related to slowdown in demand due to global market conditions and the difficulties of the integration of acquired businesses.

See also Note 6 and Note 7 to our financial statements included elsewhere in this report.

Fair value measurements

The performance of fair value measurements is an integral part of the preparation of financial statements in accordance with generally accepted accounting principles. Fair value is defined as the price that would be received to sell the asset or paid to transfer liability in an orderly transaction between market participants to sell or transfer such an asset or liability. Selection of the appropriate valuation techniques, as well as determination of assumptions, risks and estimates used by market participants in pricing the asset or liability requires significant judgment. Although we believe that the inputs used in our evaluation techniques are reasonable, a change in one or more of the inputs could result in an increase or decrease in the fair value, for example, of certain assets and certain liabilities and could have an impact on both our consolidated balance sheets and consolidated statements of operations.

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

Accounting for contingencies

We are involved in various product liability, commercial, environmental claims and other legal proceedings that arise from time to time in the course of business. We record accruals for these types of contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable. When accruing these costs, we will recognize an accrual in the amount within the range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, we accrue the minimum amount within the range. We record anticipated recoveries under the applicable insurance policies, in the amounts that are covered, and we believe their collectability is probable. Legal costs are expensed as incurred.

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

We file income tax returns in Australia, Canada, Israel, Singapore, England, India, Sweden and the United States. The Israeli tax authorities audited our income tax returns for the fiscal years leading up to and including 2022 and we were examined by the IRS in the United States for our income tax return for the fiscal years leading up to and including 2019. We may be further subject to examination in the other countries in which we file tax returns and for any subsequent years. Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such a determination is made. See also note 12 to our financial statements included elsewhere in this report.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers, their dates of birth and positions as of February 28, 2025, are as follows:

Name	Date of Birth	Position
Officers
Yosef (Yos) Shiran	March 26, 1962	Chief Executive Officer
Nahum Trost	September 24, 1978	Chief Financial Officer
David Cullen	April 10, 1959	Managing Director, APAC
Erik Christensen	December 7, 1965	President Caesarstone US
Ken Williams	April 4, 1961	President Caesarstone Canada,
Edward Smith	May 14, 1973	Managing Director, UK
Amihai Seider	November 29, 1967	Vice President, Global Operations
Erez Margalit	July 14, 1967	Vice President, Global Research and Development
Ron Mosberg	December 15, 1979	General Counsel and Corporate Secretary
Lilach Gilboa	April 8, 1972	Vice President, Global Human Resources
José Luis Ramón	February 2, 1975	VP of Global Porcelain
Chen Livne	July 21, 1974	Chief Information Officer

Directors
Dr. Ariel Halperin (4)	March 18,1955	Chairman
Nurit Benjamini (1)(2)(3)(5)(6)	October 27, 1966	Director
Lily Ayalon (1)(2)(3)(5)(6)	June 17, 1965	Director
Yuval Beeri (5)	May 28, 1964
Maxim Ohana	December 26, 1950	Director
Ronald Kaplan (3) (5)	August 15, 1951	Director
Ornit Raz (1)(2)(3)(5)	August 29, 1971	Director
Giora Wegman	December 14, 1951	Director
Tom Pardo Izhaki	June 3, 1983	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating committee.

(4)	Chairman of the board.

(5)	Independent under the Nasdaq rules.

(6)	External director under the Israeli Companies Law.

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

Nahum Trost has been serving as our Chief Financial Officer since September 2021. Mr. Trost served as our Director of Finance, leading corporate finance, since 2014. Mr. Trost possesses over 20 years of experience in various financial roles, including extensive experience in financing, capital and accounting, primarily at companies with an international focus. Prior to joining us in April 2014, Mr. Trost served in various positions at Lumenis Ltd. and his last role was Vice President of Corporate finance. Mr. Trost also served as a CPA with Ernst & Young. He holds a bachelor’s degree in economics and accounting from the Haifa University, Israel, and a master’s degree in business economics from the Israeli Technological Institute Technion.

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

Erik Christensen has been serving as President for Caesarstone US since April 2024. Previously, from Oct 2017 to March 2024, Mr. Christensen served as President/CEO US for Swiss Krono, a global wood products company with US headquarters in Barnwell, SC. From April 2014 to October 2017 he served as President US for Hansgrohe, a global manufacturer of decorative plumbing with US Headquarters based in Alpharetta, GA. Prior to that Mr. Christensen held various senior executive leadership positions at Armstrong World Industries, Shaw Industries, and Closetmaid (an Emerson Company). Mr. Christensen holds a bachelor’s degree in international business from Grove City College, PA, USA.

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

Chen Livne has been serving as our Chief Information Officer since March 2024, bringing a proven track record of driving business growth and innovation through technology. Prior to joining us, Mr. Livne held senior executive leadership roles. Most recently from May 2021 to March 2024, he served as Vice President of IT at the startup ProteanTecs, leading transformative IT initiatives and fostering organizational growth. Before that, between May 2017 to May 2021, he was Vice President of IT at Ham-Let, where he drove technology strategies, system integrations, and played a key role in facilitating company mergers, including Ham-Let’s acquisition by UCT. Mr. Livne holds a bachelor’s degree in environmental science and professional certifications in Security, Networking, and Information System Engineering.

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

Lily Ayalon has been serving as our external director under the Companies Law since December 2020. Ms. Ayalon currently is a business consultant and serves on the board of directors for several companies (Westdale America Limited,  Meitav ltd, Haifaport ltd, rekah pharmaceutical industries ltd). From 2010 to 2015, Ms. Ayalon served as the Senior Deputy Director General of the Government Companies Authority; from 2006 to 2009, she served as the Deputy Chief Executive Officer, CFO, and CEO of a subsidiary of the New Hamashbir Group Ltd.; from 2004 to 2006, she served as the Chief Financial Officer of Amot Investments. Ms. Ayalon is a certified public accountant and earned both a B.A. degree in accounting and economics and an M.B.A in finance from the Hebrew University of Jerusalem, Israel.

Yuval Beeri has been serving as our independent director since August 2024. Since December 2016 Mr. Beeri has been serving as Ricor Cryogenic Systems CEO. As such, he is the Chairman of the board of its two subsidiaries: Netzer and Aero-Magnesium. Prior to Ricor, he served at Maytronics from 2003 to 2016: five years as VP marketing and seven years as the CEO. Prior to Maytronics, Mr. Beeri served at Kulick and Soffa, a semiconductor assembles equipment leader from 1993 until 2003: First five years at Micro-Swiss Israel as the Capillary marketing manager and last five years as Semitec CEO in Santa-Clara, CA. Parallel to his CEO position at Ricor, he also served as ARI (Kfar Haruv) Chairman and ARAN (Nachshon) director. Mr. Beeri holds an BA degree in Agricultural Economy from The Hebrew University, Israel, and MBA from Derby university UK.

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

B.	Compensation for Officers and Directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock-based compensation, for the year ended December 31, 2024, was $8.4 million. This amount includes $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

CEO Compensation

Pursuant to the employment agreement we entered into with our Chief Executive Officer, Yos Shiran, dated March 9, 2023, and which was approved by our shareholders on October 30, 2023, Mr. Shiran’s terms of employment will be entitled to, among other things: (i) A monthly gross salary of NIS 214,000 (approximately $59,000) as well as customary social benefits and reimbursement of expenses; (ii) a signing bonus of up to NIS 1 million (approximately $260,000), of which NIS 500,000 was paid during 2023, and NIS 500,000 of which paid during 2024, on the first anniversary of his employment, at the discretion of the Board following an assessment of Mr. Shiran’s performance; (iii) Up to $1,200,000 in an annual cash bonus for each fiscal year commencing 2024 based on quantitative performance goals. Mr. Shiran received an annual cash bonus of $0 and $600,000 for 2024 and 2023, respectively, based on similar performance criteria.

Mr. Shiran was granted grant of options to purchase 1,000,000 ordinary shares of the Company, with an exercise price equal to $4.68, which was the closing price of our ordinary shares as traded on Nasdaq on the date of approval of the grant by our board of directors  (the “Initial Grant”); upon the first anniversary of Mr. Shiran’s employment date, he was granted with additional 200,000 options to purchase ordinary shares, with an exercise price equal to the closing price of the ordinary shares of the Company on such date (the “Anniversary Grant”). Options granted under the Initial Grant and the Anniversary Grant (together, the “CEO Grants”) shall be subject to the Company’s 2020 Plan (as defined below) and in accordance with the following additional terms: the CEO Grants will vest over a period of four years, whereby 25% of the options will vest upon the first year of the grant, and subsequently 6.25% of the options will vest on a quarterly basis during the three years thereafter.

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

Directors Compensation

Each of our directors (other than the Chairman of the board of directors and Mr. Ronald Kaplan) is entitled to the payment of annual fee of NIS 120,000 (approximately $33,000) and payment of NIS 3,350 (approximately $920) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions adopted without an actual convening (meaning, unanimous written resolutions) and for participating through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced to 50%; and (2) for participation through media communication, the participation compensation will be reduced to 60%.

Mr. Ronald Kaplan is entitled to an annual fee of $75,000 and a per-meeting fee of $2,500 for participation in board meetings and committees of the board. The participation fees of Mr. Kaplan for meetings held through media communication shall be reduced by 50% and for meetings by written consent shall be reduced to 25%.

According to a management services agreement with Tene Growth Capital 3 Funds Management Company Ltd., (the management company of the general partner of Tene Investment in Projects 2016, L.P.) entered into on October 2021, as amended on September 2024, Tene Investment in Projects 2016, L.P. provides us with the services of an Executive Chairman of the Board, by Dr. Ariel Halperin, and regular business development advice services for an aggregate annual management fee of NIS 750,000 plus VAT. The payment due pursuant to the Management Services Agreement replaced all other arrangements for payment to Dr. Ariel Halperin as Chairman of the board of directors during the term of the Management Services Agreement. For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Individual Covered Executive Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2024. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
	(in U.S. dollars)
Yos Shiran	950,331	-	1,236,260	3,139	2,189,730
Erik Christensen	302,767	53,825	93,651	142,979	593,223
David Cullen	365,978	112,053	61,648	11,635	551,314
Ken Williams	412,008	48,417	46,180	14,610	521,215
Ron Mosberg	422,348	17,977	29,960	26,995	497,280

(1)	All Covered Executives are employed by us on a full-time (100%) basis.

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

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2024, based on the option’s and RSU’s award’s fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2w to our consolidated financial statements.

(5)	Includes mainly leased car, mobile phone and other fringe benefit expenses.

Employment and consulting agreements with executive officers

We have entered into written employment or service agreements concerning each of our executive officers.

Employment agreements

We have entered into written employment or services agreements with each of our office holders who is not a director. These agreements each contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision generally applies for a period of six months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice of between two and six months prior to terminating the employment or engagement of certain of our senior executive officers other than in the case of a termination for cause. The terms of engagement of our chief executive officer are described above.

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

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, provide benefits upon termination of their employment or service as directors of our Company or any of our subsidiaries.

Equity incentive plan

In November 2020, we adopted the 2020 Caesarstone Share Incentive Plan (the “2020 Plan”) that replaced our 2011 Incentive Compensation Plan (the “2011 Plan”). Awards previously issued under the 2011 Plan will continue to be governed by the terms of the 2011 Plan.

The maximum aggregate number of our shares available for issuance as awards under the 2020 Plan is (i) 2,500,000 authorized but unissued shares, plus (ii) up to 1,000,000 shares carried over from the 2011 Plan, and shares underlying outstanding awards granted pursuant to the 2011 Plan if expired, cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares, which will be available for grant of awards pursuant to the 2020 Plan. However, except subject to certain adjustments, in no event will more than 3,500,000 shares be available for issuance pursuant to the exercise of incentive stock options. As of February 28, 2025, the number of ordinary shares allocated under the 2020 Plan was 2,404,778 ordinary shares. Considering the number of options and RSUs already granted, as of February 28, 2025, 1,046,659 ordinary shares remained available for future option or RSU grants under the 2020 Plan. As of February 28, 2025, the number of ordinary shares underlying outstanding equity awards allocated under the 2011 and 2020 equity incentive plans was 2,519,785ordinary shares.

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

Board of directors and officers

As of the date of this report, our board of directors consists of nine directors, five of whom are independent under the Nasdaq rules, including Ms. Nurit Benjamini and Ms. Lily Ayalon, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External directors”). Specifically, our board of directors has determined that each of Nurit Benjamini, Lily Ayalon, Ronald Kaplan, Ornit Raz and Yuval Beeri meets the independence standards under the rules of Nasdaq. In reaching this conclusion, the board of directors determined, following the recommendation of our nominating committee, that none of these directors has a relationship that would preclude a finding of independence and any relationship that these directors have with us do not impair their independence.

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

We previously entered into letters of indemnification with some former office holders that currently remain in effect, and pursuant to which we undertook to indemnify them with respect to certain liabilities and expenses then permitted under the Companies Law, which are similar to those described above. Furthemore, at our annual general meeting in 2024, our shareholders renewed our form of indemnification agreement with our current and future directors that are Controlling Shareholders or are affiliated with a Controlling Shareholders. These letters of indemnification are limited to foreseeable events that were determined by the board of directors.

D.	Employees

As of December 31, 2024, we had 1,532 employees, of whom 371 were based in Israel, including 16 individuals who provide services to us through our manpower agreement (“Manpower Agreement”) with Kibbutz Sdot-Yam, and with whom we do not have employment relationships, 400 employees in the United States, 128 employees in Australia, 120 in Canada, 430 in India, 56 in the United Kingdom, 22 in Asia and 5 in Sweden. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three fiscal years:

	As of December 31,
Department	2024	2023	2022
Manufacturing and operations	843	1080	1339
Research and development	22	19	17
Sales, marketing, service and support	492	533	557
Management and administration	175	181	198
Total	1,532	1813	2111

The size of our global workforce decreased by 281 employees in 2024. Such a decrease is due to company restructuring plan which includes the closure of Sdot-Yam and Richmond hill facility and in addition reduction in global sales and marketing departments.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 28, 2025, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Executive Officers
Yos Shiran	570,112	1.6
Nahum Trost	*	*
David Cullen	*	*
Ken Williams	*	*
Edward Smith	*	*
Chen Livne	*	*
Amihai Seider	*	*
Erez Margalit	*	*
Ron Mosberg	*	*
Lilach Gilboa	*	*
José Luis Ramón	*	*
Erik Christensen	*	*
Directors
Dr. Ariel Halperin(2)	14,096,432	40.8
Nurit Benjamini	*	*
Lily Ayalon	*	*
Yuval Beeri	*	*
Maxim Ohana	*	*
Ronald Kaplan	*	*
Ornit Raz	*	*
Giora Wegman	*	*
Tom Pardo Izhaki	*	*
All current directors and executive officers as a group (21 persons)(2)

*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 28, 2025, through the exercise of any option or warrant. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or other awards that are convertible into our ordinary shares within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or other agreements, but are not deemed outstanding for computing the ownership percentage of any other person. The percentages are based upon 34,555,827 ordinary shares outstanding as February 28, 2025.

All our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association—Voting.”

Our directors and executive officers hold, in the aggregate, (i) 840,459 options immediately exercisable or exercisable within 60 days from February 28, 2025, with a weighted average exercise price of $11.5 per share and have expiration dates generally seven years after the grant date, (ii) 50,749 RSUs that vest within 60 days from February 28, 2025, and (iii) 49,712 ordinary shares.

(2)
Consists of (i) 66,938 options to acquire our ordinary shares held directly by Dr. Halperin and (ii)  14,029,494 ordinary shares beneficially owned by Tene Investment in Projects 2016, L.P. (“Tene”). As further described in footnote (2) under “ITEM 7.A: Major Shareholders and Related Party Transactions—Major Shareholders,” Each of Dr. Halperin, Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), and Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”) may be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene. See “ITEM 7.A: Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or other agreements that are currently exercisable or exercisable within 60 days of February 28, 2025, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The amounts and percentages are based upon 34,555,827 ordinary shares outstanding as of February 28, 2025.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494	40.6%
Tene Investment in Projects 2016, L.P.(2)(3)	14,029,494	40.6%
The Phoenix Holdings Ltd. (4)	3,748,541	10.85%
Global Alpha Capital Management Ltd. (5)	2,981,057	8.6%

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

As of December 31, 2024, 16 of our employees, or 1% of our total workforce, were also members of Kibbutz Sdot-Yam.

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

•
The parties agree that Dr. Ariel Halperin will serve as the chairperson of the Board until June 30, 2024, and thereafter act to appoint Mr. David Reis as the new chairperson of the board of directors, however Mr. Reis withdraw his candidacy for reelection due to other commitments.

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

(4) Based on Schedule 13G/A filed with the SEC on November 14, 2024, by The Phoenix Holdings Ltd., as of September 30, 2024, The Phoenix Holdings Ltd. held shared voting and dispositive power over 3,748,541 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of The Phoenix Holding Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of The Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

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

Changes in Ownership

Prior to our IPO in March 2012, Kibbutz Sdot-Yam owned 18,715,000, or 70.1% of our ordinary shares. Immediately after the IPO, due to our issuance of ordinary shares, the Kibbutz’s ownership in our ordinary shares decreased to 56.1%. As a result of two subsequent public offerings of ordinary shares completed in 2013 and 2014, the Kibbutz sold 6,325,000 of the 17,765,000 ordinary shares it owned, decreasing its ownership percentage to 32.8% immediately after those offerings. Pursuant to the Shareholders’ Agreement, effective October 13, 2016, the Kibbutz sold to Tene 1,000,000 of its 11,440,000 ordinary shares and granted to Tene the Call Option to purchase 2,000,000 ordinary shares, which expired on September 9, 2023 in accordance with the September Amendment. During 2018, Tene purchased an additional 2,589,494 ordinary shares in the open market. The parties also agreed to vote at general meetings of our shareholders together, such that they share voting power over 14,029,424 ordinary shares. As a result, as of February 28, 2025, the Kibbutz and Tene beneficially owned 40.6% of our ordinary shares.

Beneficial ownership by holders of more than 5% of our ordinary shares is shown in the table above.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of February 28, 2025, there were three registered holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 59.4% of our outstanding ordinary shares.

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

Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $10.2 million in 2024, $10.2 million in 2023, $11.3 million in 2022 (excluding VAT), as set forth in more detail below. We believe that these services are rendered to us in the ordinary course of our business and that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Under the Companies Law, we are required to approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years, unless the company’s audit committee, constituted in accordance with the Companies Law, determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances, or another exemption applies under Israeli law. Our audit committee has determined that the term of all the agreements entered into between us and Kibbutz Sdot-Yam are reasonable under the relevant circumstances, including our Manpower Agreement entered into between Kibbutz Sdot-Yam and us on January 1, 2011, as amended on July 30, 2015 and November 27, 2018 and extended on August 31, 2021 (except, as it relates to office holders which portion terminated in November 2021), and the Services Agreement entered into between Kibbutz Sdot-Yam and us on July 20, 2011, as amended from time to time, and recently on August 2024, for a three-year term.

Land use agreements

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

Kibbutz Sdot-Yam currently permits us to use the land and facilities pursuant to a land use agreement that became effective in March 2012 and expires 20 years thereafter (“First Land Use Agreement”). In June 2023, we entered into an additional land use agreement (“Second Land Use Agreement)  for a three-year term, with two extension options that, if fully exercised, will extend the expiration date to March 2032, aligning it with the First Land Use Agreement. Under the land use agreements, Kibbutz Sdot-Yam agreed to permit us to use approximately 100,000 square meters of land leased to the Kibbutz, consisting both of facilities and unbuilt areas, in consideration for an annual fee of NIS12.9 million, adjusted every six months based on any increase of the Israeli consumer price index compared to the base index as set for each agreement.   . The annual fee may be adjusted if the Kibbutz is required to pay significantly higher lease fees to the ILA or Caesarea Development Corporation. In addition, the annual fee of the First Land Use Agreement may be adjusted every three years, if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel B.M. (“Bank Leumi”). Every addition or deletion of space is accounted for based on the original rates mentioned above.

In addition, in the First Land Use Agreement, we have waived any claims for payment of NIS 18.0 million ($4.6 million) from Kibbutz Sdot-Yam with respect to prior investments in infrastructure on Kibbutz Sdot-Yam’s lands used by us under the prior land use agreement.

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

Under the land use agreement, we are not permitted to reduce or return any portion of the land covered under the agreements to Kibbutz Sdot-Yam. Kibbutz Sdot-Yam has the right to accept or reject any such written request at its sole discretion. However, if the Kibbutz refuses or does not respond to the request within a three-month period, we are allowed to propose an accepted third-party, who will be granted subordinate rights of use. In any case, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands. Following the closure of our production facility in Sdot-Yam, the Kibbutz allowed us to grant certain land use rights to approved third parties. Pursuant to this arrangement, we have entered into agreements with third parties for the use of a total area of approximately 40,000 square meters, for an aggregate amount of approximately $1.1 million in 2024.

We have been committed to fund the cost of the construction, up to a maximum of NIS 3.3 million ($0.9 million) plus VAT, required to change the access road leading to Kibbutz Sdot-Yam and our facilities, such that the entrance to our facilities will be separated from the entrance into Kibbutz Sdot-Yam. From the said amount, the Kibbutz has already set off an amount of NIS 300,000 for expenses incurred by it.

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

Pursuant to the above-mentioned land use agreements in Sdot-Yam and Bar-Lev, we paid to Kibbutz Sdot-Yam an aggregate of $8.1 million in 2024, $7.9 million in 2023, and $8.2 million in 2022.

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

Under the Manpower Agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 (approximately $77 thousands) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation. Pursuant to the Manpower Agreement, we paid to Kibbutz Sdot-Yam an aggregate of $1.3 million in 2024, $1.6 million in 2023, and $1.8 million in 2022. As of December 31, 2024, we engaged 16 Kibbutz Appointees on a permanent basis.

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

On July 30, 2015, following the approval of our audit committee and the board, our shareholders approved an amended services agreement for a period of three years. On November 27, 2018, following the approval of our audit committee and the board, our shareholders approved a further amended services agreement for an additional period of three years, which was extended in 2021 for an additional three-year period.

With the closure of the Sdot-Yam facility and the Kibbutz’s privatization process, most services under the agreement are no longer needed or provided by the Kibbutz, with some exceptions mainly in connection with pass-through utilities. In August 2024, we amended the services agreement for a three-year term to reflect these changes. Given the significant reduction in the scope of services and the nature of the remaining services, on August, 2024 our Audit Committee and Board approved the transaction in a manner that does not require shareholder’s approval. (“Amended Services Agreement”)

Under the Amended Services Agreement, Kibbutz Sdot-Yam continues to provide us with various services it provides in the ordinary course of our business. The amount that we pay Kibbutz Sdot-Yam under the Amended Services Agreement depends on our consumption  and is mostly based on statutory rates The Amended Services Agreement also outlines the distribution mechanism between us and the Kibbutz for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with our business facilities. Each party may terminate such agreement upon a material breach, following 30 days prior notice, or upon liquidation of the other party, following a 45-days’ prior notice. In connection with such agreements, we paid the Kibbutz Sdot-Yam an aggregate of $0.7 million in 2024, $0.8 million in 2023, and $1.3 million in 2022.

From time to time, we enter into additional arrangements in the ordinary course of business, at market prices and on market terms, with Kibbutz Sdot-Yam, which are not material in accordance with related party transaction procedures adopted by our audit committee and our board of directors.

Management Services Agreement with Tene

In October 2021, we entered into a management services agreement with Tene Growth Capital 3 Funds Management Company Ltd., the management company of the general partner of Tene Investment in Projects 2016, L.P., pursuant to which Tene Investment in Projects 2016, L.P. provides us with certain management services, including: (i) services provided by the active Chairman of the Board, (ii) one director service, and (iii) regular business development advice, for an aggregate annual management fee of NIS 870,000 plus VAT, paid in equal quarterly installments

On September 19, 2024, our shareholders approved an amended agreement, for an additional 3 years, with the following terms:

Under the agreement as approved, Tene Management will provide us with management services for an aggregate annual management fee of NIS 750,000 plus VAT, paid in equal quarterly installments.

The fees for the services now include (i) services provided by the active Chairman of the Board (who will devote his time in accordance with our needs, as required from time to time, with the scope of the position estimated to be approximately 28 hours per month); and (ii) regular business development advice, including financial and strategic advice made available by Tene Management through its employees, officers and directors and/or consultants (the “Management Services”).

During the term of the Management Services Agreement, either party has the right to terminate the Management Services detailed in section (ii) of the definition of the Management Services above at any time and for any reason or for no reason upon thirty (30) days prior written notice to the other party and following such termination the annual management fee shall be reduced to NIS 630,000 plus VAT.

We agreed to reimburse Tene Management for all expenses reasonably required in the performance of the Management Services under the agreement pursuant to the terms and conditions of our policies, as may be amended from time to time.

The Management Services pursuant to the agreement will be provided by Dr. Ariel Halperin and/or officeholders of Tene Management, and if necessary, by employees and/or consultants of Tene Management, depending on our needs.

The term of the Management Services Agreement is for three (3) years commencing the date the agreement was approved by our shareholders on September 19, 2024. Either party has the right to cancel the Management Services Agreement at any time for any reason or for no reason upon thirty (30) days written notice to the other party or effective immediately if Tene Managements’ representatives are no longer serving as our directors.

At the end of the term of the agreement the parties may decide to extend it, subject to the receipt of approvals required under applicable Israeli laws.

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

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2023, please see pages F-7 to F-11 of this report.

Legal Proceedings

Claims related to alleged occupational illnesses

Overview

Since 2008, we have been named, either directly or as a third-party defendant, in numerous lawsuits alleging damages caused by exposure to respirable crystalline silica, or RCS, related to our products. These lawsuits have been filed primarily by individuals (including fabricators and their employees), their successors, dependents and employers, as well as in subrogation claims by workers compensation or insurance bodies, such as the Israeli National Insurance Institute (the “NII”) and Australian’s state workover bodies.

Inhalation of dust containing respirable particles may occur during fabrication of slabs, if proper health and safety measures are not implemented. Exposure to RCS may in turn lead to major health issues, such as silicosis, a potentially fatal progressive occupational lung disease characterized by scarring of the lungs and damage to the breathing function.

As of December 31, 2024, we were subject to lawsuits with respect to 296 injured persons globally (of which 52 were in Israel, 122 in Australia and 122 in the United States)

Israeli Claims

With respect to claims filed in Israel, a judgment was entered by the District Court during 2013, pursuant to which we were found to be proportionately liable for 33% of the plaintiff’s total damages. The remaining liability was imposed 40% on the plaintiff based on the plaintiff’s contributory negligence and 27% on the State of Israel. Following an appeal to the Israeli Supreme Court, the parties entered into a settlement agreement and the District Court’s ruling was cancelled, although it remains a non-binding guideline. During December 2023, a judgment was rendered by an Israeli District Court, completely dismissing the claims for damages as it was demonstrated that the injured person failed to take the necessary measures to comply with safety guidelines despite being properly warned over the years.

In November 2015 and in May 2017, we entered into agreements with the State of Israel and with our principal distributors in Israel, respectively, with the consent of our insurance carriers, under which we agreed to cooperate with the State and each of our principal distributors, subject to certain terms, with respect to the joint defense of individual claims filed by injured persons during a certain time period (NII claims are excluded from our agreement with the State) and on the apportionment among us, the State, and the distributors, of any liability that arises from such claims. The agreement has been extended through March 31, 2029. As of December 31, 2024, the agreement was in effect with respect only to three distributors. We have recognized a provision in an amount that reflects our portion of claims that we assess to be probable and estimable.

Australian Claims

With respect to claims filed in Australia, while there is still no precedent in Australia as to the liability of manufacturers and suppliers in silicosis claims, our insurance carriers acting within their rights under our insurance policies have elected to negotiate and/or agree to settlements in connection with most Australian claims. This practice has led us to recognize these claims as probable and include a provision with respect to estimable losses.

United States

With respect to claims filed in the United States, in August 2024, a jury rendered a verdict in one such case brought in the Los Angeles County Court. The jury found all defendants liable and awarded the plaintiffs $52.4 million in damages. Caesarstone USA was apportioned $13.0 million of this amount. The Company strongly disagrees with the jury’s verdict which the Company believes is not supported by the facts of the case, including its failure to acknowledge the proactive measures the Company had taken over the years to warn and educate about safe fabrication practices. The Company is currently appealing the verdict. The Company does not expect the outcome of this claim to have a material adverse effect on its financial position due to the amount involved and its insurance coverage. During February we also agreed to settle additional claim. We estimated the loss for the remaining 120 claims in the U.S. as only reasonably possible (18 claims) with a range of possible loss between $0.5 to $13 million per claim or at an early stage  (102 claims) in  which the amount of the possible loss cannot be reasonably estimated at this time given the preliminary stages, complexity of the claims and the uncertainty around our liability and the insurance coverage.

We are in an early stage of litigation and, as a result, the Company is unable to estimate the probability of the actual exposure.  The Company intends to vigorously defend the claims. See also “ITEM 3.D. Key Information—Risk Factors— Results of bodily injury claims may have a material adverse effect on our business, operating results, and financial condition”.  An adverse outcome in one or more of these claims may, individually or in the aggregate, have a material adverse effect on the Company financial position.  If we are unsuccessful in defending any claim, a precedent may be set against the Company, which may also adversely affect our position in other claims.

Our Probable Risks Related to Outstanding Claims

As of December 31, 2024, pursuant to U.S. GAAP, we have taken a provision of $50.0 million representing our assessment of exposure that is probable and estimable with respect to pending claims in Israel, USA and Australia.  The actual outcome of such claims may vary significantly from such estimates due to the major variance in litigation awards.

Insurance

Silica cover was excluded from the policies we had in Israel and in Australia in previous years. In the U.S. we have limited silica cover that will expire on March 31, 2025. We still have regional product liability insurance policies in other jurisdictions.

As of December 31, 2024, and 2023, pursuant to U.S. GAAP, the insurance receivable totaled to $32,178 and $8,361, respectively, reported in the other accounts receivable and prepaid expenses

Our employer liability insurance excludes silicosis damages and, therefore, in case that we are found liable for any of our employees’ illness with silicosis, we will have to bear compensation for such damages, after the deduction of payments made by the NII to an employee of ours, which might have an adverse effect on our business and results of operations. However, in number of cases, our carrier agreed to contribute (without admission of any obligation) towards settlements despite the silicosis exclusions.

General

From time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including environmental, contract, employment claims, product liability and warranty claims, and claims related to modification and adjustment, or replacement of product surfaces sold. While the outcome of these other claims cannot be predicted with certainty, we do not believe that any such claims will have a materially adverse effect on us, either individually or in the aggregate. See Note 11 of the notes to the financial statements included elsewhere in this annual report.

Dividends

In February 2020, we revised our dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (the “Calculated Dividend”), subject in each case to approval by the Company’s board of directors. If the Calculated Dividend is less than $0.10 per share, no dividend shall be paid. In the fourth quarter of 2020, we distributed a cash dividend in the amount of $0.14 per share, in the second quarter of 2021, we distributed a cash dividend in the amount of $0.21 per share, in the fourth quarter of 2021, we distributed a cash dividend in the amount of $0.10 per share and in the third quarter of 2022, we distributed a cash dividend in the amount of $0.25 per share.. Until 2021 each dividend distribution was subject to withholding tax of 20%, in 2022, the dividend distribution was subject to withholding tax of 20.5%. During 2024 and 2023 we did not distribute dividends

We cannot provide assurances regarding whether we will be able to issue a dividend in the future in accordance with our dividend policy and may decide not to pay dividends in the future. The related withholding tax rate can vary in accordance with the local laws and jurisdictions at the time of the dividend payment.

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

B.	Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 35,658,923 are issued and 34,555,827 are outstanding as of February 28, 2025.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the “Encouragement of Industry Law”, provides several tax benefits for “Industrial Companies”. Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel which was incorporated in Israel and at least 90% of its gross income in any tax year (exclusive of income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel or in the “Area”, in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance. An Industrial Enterprise is defined as an enterprise which is held by an Industrial Company whose principal activity, in a given tax year, is industrial manufacturing.

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

The new incentives regime will apply to “Preferred Technology Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were at least 7% on average of one year out of the company’s turnover or exceeded NIS 75 million (approximately $20.6 million) for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.2 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.7 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

A “Special Preferred Technology Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.7 billion).

Preferred Technology Enterprises will be subject to a reduced corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $54.8 million), and the sale receives prior approval from the Israel Innovation Authority (previously known as the Israeli Office of the Chief Scientist) (“IIA”). Special Preferred Technology Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $137.1 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (23% in 2024) As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our securities is taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (meaning, a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control” (including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2024 and a marginal tax rate of up to 47% +3% surtax, for an individual in 2024 unless the benefiting provisions of an applicable treaty applies.

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 721,560  for 02024), which amount is generally linked to the annual changes to the Israeli Consumer Price Index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027)), will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes, but is not limited to, taxable capital gains from the sale of securities and taxable income from interest and dividends. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Based on the composition of our income, the composition and estimated fair market value of our assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2024 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2025. However, no official determination as to our PFIC status has been made for the year ended December 31, 2024. Additionally, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for a particular taxable year until after the close of the taxable year. Moreover, the determination of our PFIC status annually is based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The majority of our revenues are denominated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 17.0%, 18.8% and 16.8% of our revenues in 2024, 2023 and 2022, respectively. Sales in Canadian dollars accounted for  13.9%, 13.4% and 13.5% of our revenues in 2024, 2023 and 2022, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian dollars, Australian dollars, British pound, Singaporean dollar and Indian Rupee. As a result, a revaluation of the NIS, or to a lesser extent, the Euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar

2023	(4.5)%	(3.7)%	(9.0)%	2.6%
2024	(0.2)%	(1.1)%	(0.4)%	0.4%

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $3.9 million in 2024.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $3.2 million in 2024.

Devaluation of NIS relative to the U.S. dollar would decrease our revenues generated in Israel. However, our NIS operating costs when reported in U.S. dollars would decrease to a greater extent, resulting in higher operating income. As a result, assuming a 10% decrease in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would have decreased by $5.2 million in 2024.

An appreciation of the Euro relative to the U.S. dollar would increase our revenues generated in Europe and certain other countries. However, our Euro operating costs when reported in U.S. dollars would increase to a greater extent, resulting in lower operating income. Assuming a 10% decrease in the Euro relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $1.5 million in 2024.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our most significant exposure as of December 31, 2024, relates to a potential change in the exchange rate of the EUR, British pound and Singaporean Dollar and to a lesser extent to the Canadian Dollar and the Indian Rupee relative to the U.S. dollar. Assuming a 10% decrease in the Indian Rupee relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have decreased by $0.1 million. Assuming a 10% decrease in the GBP, Singaporean Dollar, EUR, Canadian Dollar, NIS and Australian Dollar relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have increased by $0.9 million, $0.8 million, $0.7 million, $0.2 million, $0.1 million and $0.1 million in 2024, respectively.

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

As of December 31, 2024, we had the following foreign currency hedge portfolio (U.S. dollar in thousands):

		USD/NIS	EUR/USD		GBP/USD		USD/CAD		AUD/USD		TOTAL

Sell forward contracts	Notional	2,525		---		---		---		---	2,525
	Fair Value	110		---		---		---		---	110
	Average rate	3.801		---		---		---		---	---
Total notional value		2,525		---		---		---		---	2,525
Total fair value		$110	$	---	$	---	$	---	$	---	$110

As of December 31, 2024, net embedded gain on our foreign currency open derivatives transactions was $0.1 million. As of December 31, 2023, net embedded loss on our foreign currency open derivatives transactions was $0.5 million.  As of December 31, 2022, net embedded gain on our foreign currency open derivatives transactions was $0.1 million.

For the year ended December 31, 2024, our finance from derivatives including the impact of the foreign exchange rate derivatives fair value measurement did not result in income or loss. For the year ended December 31, 2023, our finance income resulted from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $1.4 million. For the year ended December 31, 2022, our finance income resulted from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $1.5 million.

Interest rates

We had cash and short-term bank deposits totaling $106.3 million on December 31, 2024. Our cash, cash equivalents and short-term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: Controls and Procedures

(a)          Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2024 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)           Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2024. This report is included on pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

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

Waivers of our Code of Ethics may only be granted by the board of directors. Any amendments to this Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2024.

ITEM 16C: Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2024	2023
	(in thousands of U.S. dollars)
Audit fees(1)	$860	$954
Audit-related fees(2)	1	58
Tax fees(3)	36	44
All other fees(4)	77	21
Total	$974	$1,077

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2024 and 2023, and its internal control over financial reporting as of December 31, 2024 and 2023, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

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

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

Our board of directors has adopted the Company’s Insider Trading Policy that governs all transactions involving the Company’s securities by directors, officers, employees, consultants, and contractors and is reasonably designed to promote compliance with any insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

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

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

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

Our Cybersecurity Steering Committee, including our CEO, CFO, CIO, Information security manager and Director of IT Infrastructure, is convening on a quarterly basis and is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our cybersecurity management team’s skills and experience cover the areas of management, finance, investor relations, legal, Information Systems and Infrastructure and cyber security.

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

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

 INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended (1)
1.2	Memorandum of Association of the Registrant (2) ∞
2.1	Description of the Registrant’s Securities.
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.4	2011 Incentive Compensation Plan, as Amended (4)
4.5	2020 Share Incentive Plan (5)
4.6	Form of Letter of Exemption and Indemnification (6)
4.7	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.8	Addendum, dated February 13, 2012, to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.9	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.11	Management Services Agreement, by and between Tene Growth Capital 3 Funds Management Company Ltd. and the Registrant, dated September 2024
4.12	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (3) ∞
4.13	Amended and Restated Compensation Policy of Caesarstone Ltd. (7)
8.1	List of Subsidiaries of the Registrant
11.1	Insider Trading Policy
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)
15.2	Consent of Grant Thornton Audit Pty Ltd.
15.3	Consent of Freedonia Custom Research, a division of Marketresearch.com INC.
97.1	Caesarstone Ltd. Compensation Recovery Policy (8)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)
Previously filed with the Securities and Exchange Commission on March 6, 2024, pursuant as Exhibit 1.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2023 and incorporated by reference herein.

(2)
Previously filed with the Securities and Exchange Commission on March 6, 2012, as Exhibit 3.1 to the Company’s registration statement on Form F-1/A (File No. 333-179556) and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on February 16, 2012, pursuant to a registration statement on Form F-1 (File No. 333-179556) and incorporated by reference herein.

(4)
Previously filed with the Securities and Exchange Commission on March 7, 2016, pursuant as Exhibit 4.5 to the Company’s annual report on Form 20-F for the year ended December 31, 2015, and incorporated by reference herein.

(5)
Previously filed with the Securities and Exchange Commission on December 23, 2020, as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-251642) and incorporated by reference herein.

(6)	Previously filed with the Securities and Exchange Commission on October 13, 2021 as Exhibit 99.1 to the Company’s current report on Form 6-K and incorporated by reference herein.

(7)
Previously filed with the Securities and Exchange Commission on March 6, 2024, pursuant as Exhibit 4.13 to the Company’s annual report on Form 20-F for the year ended December 31, 2023, and incorporated by reference herein.

(8)
Previously filed with the Securities and Exchange Commission on March 6, 2024, pursuant as Exhibit 97.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2023, and incorporated by reference herein.

*
Portions of this exhibit were omitted, and a complete copy of each agreement was provided separately to the Securities and Exchange Commission pursuant to the Company’s application requesting confidential treatment under Rule 24b-2 under the Exchange Act, which was subsequently approved by the SEC.

**
Certain confidential information contained in this document, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “(***)” indicates where the information has been omitted from this exhibit.

∞	English translation of original Hebrew document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Caesarstone Ltd.

By:/s/ Yosef (Yos) Shiran Yosef (Yos) Shiran) Chief Executive Officer

Date: March 5, 2025

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Caesarstone Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Caesarstone Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of Grant Thornton Audit Pty Ltd., the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Caesarstone Australia Pty Ltd., a wholly owned subsidiary, whose financial statements reflects total revenues constituting 17% in 2022 of the related consolidated totals. Those statements were audited by Grant Thornton Audit Pty Ltd. whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Caesarstone Australia Pty Ltd., is based solely on the report of Grant Thornton Audit Pty Ltd.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 5, 2025 expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of Grant Thornton Audit Pty Ltd. provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Provision for bodily injury claims related to exposure to silica dust and the related assessment of the claims
Description of the matter
As described in note 11 and in note 1e to the consolidated financial statements, the Company is subject to numerous claims mainly by fabricators, their employees or the National Insurance Institute, alleging that fabricators contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting Company's products. The Company recognized a provision in relation to Silicosis claims when an unfavorable outcome was probable, and the amount of the loss could be reasonably estimated. The Company recorded a provision in the amount of $50 million representing its assessment of exposure that is probable and estimable with respect to pending claims in Israel, Australia and the United States. Also, the Company estimated the probability of a loss for 18 claims in the United States as reasonably possible with a range of possible loss, between $0.5 million to $13 million per claim, and the remaining as an early stage in which the amount of the possible loss cannot be reasonably estimated. There is uncertainty with respect to the possible loss of those claims, and the availability of insurance coverage. If there is a change in the assessment for the outcome of the claims or the insurance coverage through the course of the trial processes, the Company may be adversely impacted, which could lead to a material impact on the Company’s business, financial position, results of operations or cash flows. If such an adverse impact occurs, depending on its magnitude, the Company believes it can implement cost reduction measures, and can pursue other steps to mitigate the adverse impact.

In order to estimate the probability of the loss and to determine the provision amount, the Company consults with external legal counsels.

Auditing the Company’s provision of the Silicosis claims was complex due to the significant estimation required in determining the Company’s provision of the Silicosis claims. The estimate of the provision involved significant estimation uncertainty primarily due to the different stages of legal claims and the probability of loss, which in turn led to a high degree of auditor judgment and effort in performing procedures and evaluating management's conclusions related to these legal claims.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the provision of the Silicosis claims, including management's assessment of the assumptions and data underlying the provision valuation.

To evaluate the Company's assessment of the probability of incurrence of a loss and whether the loss was reasonably estimated, among other procedures, we read the minutes of the meeting of the committees of the board of directors and gained an understanding of the claims by inquiring of the external and internal legal counsels regarding the allegations. We also obtained external and internal legal counsels confirmation letters.

Our substantive procedures also included testing the completeness and reasonableness of the underlying data used in management's provision assessment and attending meetings between management and legal counsels to determine a range of reasonably possible loss. We tested management’s assumptions by comparing prior period's estimates versus current period's estimates and evaluating events occurring up to date of the auditor's report. We also evaluated the Company’s legal contingency disclosures, and the uncertainty included in Note 11 and Note 1e to the consolidated financial statements.

/s/KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2004

Tel-Aviv, Israel
March 5, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Caesarstone Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Caesarstone Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Caesarstone Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 5, 2025 expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

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

/s/KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 5, 2025

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$57,336	$54,623
Short-term bank deposits		49,000	36,500
Trade receivables (net of allowance for credit loss of $9,104 and $12,214 at December 31, 2024 and 2023, respectively)		46,880	66,888
Other accounts receivable and prepaid expenses	4	49,505	25,489
Held for sale asset	2,6	33,146	-
Inventories	5	112,609	136,446

Total current assets		348,476	319,946

LONG-TERM ASSETS:
Severance pay fund		1,526	1,994
Deferred tax assets, net	12	2,910	3,061
Long-term deposits and other	14	4,750	4,961
Property, plant and equipment, net	6	75,724	123,480
Operating lease right-of-use assets	10	115,392	120,156
Intangible assets, net	7	263	6,257

Total long-term assets		200,565	259,909

Total assets		$549,041	$579,855

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2024	2023
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long- term bank loan	8	$4,555	$5,118
Trade payables		52,838	42,848
Related party	14	206	257
Short term legal settlements and loss contingencies	11	42,706	16,106
Accrued expenses and other liabilities	9	51,383	56,894

Total current liabilities		151,688	121,223

LONG-TERM LIABILITIES:
Long-term loan from related parties	14	444	479
Long-term bank loan	15	-	2,070
Accrued severance pay		2,978	3,065
Deferred tax liabilities, net	12	2,439	3,006
Long-term warranty provision		902	1,204
Long term legal settlements and loss contingencies	11	9,492	11,814
Long-term operating lease liabilities	10	107,313	114,146

Total long-term liabilities		123,568	135,784

COMMITMENTS AND CONTINGENT LIABILITIES	11

REDEEMABLE NON-CONTROLLING INTEREST	1,2	2,200	7,789

EQUITY:	13
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2024 and 2023; 35,652,146 and 35,635,548 issued at December 31, 2024 and 2023, respectively; 34,549,050 and 34,532,452 shares outstanding at December 31, 2024 and 2023, respectively		371	371
Additional paid-in capital		166,500	164,456
Capital fund related to non-controlling interest		(5,587)	(5,587)
Accumulated other comprehensive loss, net	2	(14,870)	(8,402)
Retained earnings		164,601	203,651
Treasury shares at cost – 1,103,096 ordinary shares at December 31, 2024 and 2023		(39,430)	(39,430)

Total equity		271,585	315,059

Total liabilities and equity		$549,041	$579,855

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2024	2023	2022

Revenues	$443,221	$565,231	$690,806
Cost of revenues	346,546	473,292	527,561

Gross profit	96,675	91,939	163,245

Operating expenses:

Research and development	4,950	5,086	4,098
Selling and marketing	86,239	82,222	94,412
General and administrative	39,123	49,490	51,596
Impairment of goodwill and long lived assets, restructuring and other related costs, net of other income	1,007	47,939	71,258
Legal settlements and loss contingencies, net	7,242	(4,770)	568

Total operating expenses	138,561	179,967	221,932

Operating loss	(41,886)	(88,028)	(58,687)
Finance expenses (income), net	9	(1,069)	(3,079)

Loss before taxes on income	(41,895)	(86,959)	(55,608)
Taxes on income	1,081	21,281	758

Net loss	$(42,976)	$(108,240)	$(56,366)

Net income (loss) attributable to non-controlling interest	(144)	(584)	688

Net loss attributable to controlling interest	$(42,832)	$(107,656)	$(57,054)

Basic and diluted net loss per share of Ordinary shares	$(1.13)	$(3.13)	$(1.66)

Weighted average number of Ordinary shares used in computing basic loss per share (in thousands)	34,539	34,519	34,488

Weighted average number of Ordinary shares used in computing diluted loss per share (in thousands)	34,539	34,519	34,488

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net loss	$(42,976)	$(108,240)	$(56,366)

Other comprehensive income (loss) before tax:

Foreign currency translation adjustments	(6,146)	38	(8,932)
Unrealized income (loss) on foreign currency cash flow hedge	(418)	764	(699)
Unrealized income (loss) on available for sale marketable securities	-	100	(84)
Income tax (expense) benefit related to components of other comprehensive income (loss)	(11)	212	(11)

Total other comprehensive income (loss), net of tax	(6,575)	1,114	(9,726)

Comprehensive loss	(49,551)	(107,126)	(66,092)
Less - comprehensive loss attributable to non-controlling interest	251	646	164

Comprehensive loss attributable to controlling interest	$(49,300)	$(106,480)	$(65,928)

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Common stock			Additional paid-in		Retained	Accumulated other comprehensive income (loss),	Capital fund related to non-controlling	Treasury	Total
	Shares	Amount		capital		earnings	net (1)	interest	shares	equity

Balance as of January 1, 2022	34,473,070	371		161,929		377,716	(704)	(5,587)	(39,430)	494,295
								-
Other comprehensive loss (1)	-	-		-		-	(8,874)	-	-	(8,874)
Net income attributable to controlling interest	-	-		-		(57,054)	-	-	-	(57,054)
Equity-based compensation expense (2)	-	-		1,502		-	-	-	-	1,502
Adjustment to redemption value of the non-controlling interest	-	-		-		(198)	-	-	-	(198)
Dividend paid	-	-		-		(8,625)	-	-	-	(8,625)
Cashless exercise of options and RSUs	34,233	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2022	34,507,303	371		163,431		311,839	(9,578)	(5,587)	(39,430)	421,046
								-
Other comprehensive loss (1)	-	-		-		-	1,176	-	-	1,176
Net loss attributable to controlling interest	-	-		-		(107,656)	-	-	-	(107,656)
Equity-based compensation expense (2)	-	-		1,025		-	-	-	-	1,025
Adjustment to redemption value of the non-controlling interest	-	-		-		(532)	-	-	-	(532)
Cashless exercise of options and RSUs	25,149	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2023	34,532,452	371		164,456		203,651	(8,402)	(5,587)	(39,430)	315,059
								-
Other comprehensive income (1)	-	-		-		-	(6,468)	-	-	(6,468)
Net loss attributable to controlling interest	-	-		-		(42,832)	-	-	-	(42,832)
Equity-based compensation expense (2)	-	-		2,044		-	-	-	-	2,044
Adjustment to redemption value of the non-controlling interest	-	-		-		3,782	-	-	-	3,782

Cashless exercise of options and RSUs	16,598	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2024	34,549,050	371		166,500		164,601	(14,870)	(5,587)	(39,430)	271,585

(1)	Accumulated other comprehensive income (loss), net, comprised of foreign currency translation, hedging transactions and marketable securities, see also notes 2 and 3.
(2)	See also Note 13.
(*)	Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net loss	$(42,976)	$(108,240)	$(56,366)

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	17,134	30,007	36,344
Share-based compensation expense	2,044	1,025	1,502
Accrued severance pay, net	392	(268)	(58)
Changes in deferred tax, net	(621)	11,905	(5,693)
Capital loss from sale of property, plant and equipment	980	18	67
Decrease in trade receivables	18,748	11,760	2,612
Decrease in other accounts receivable and prepaid expenses	6,857	8,145	3,645
Decrease (increase) in inventories	20,128	101,549	(40,884)
Increase (decrease) in trade payables	8,952	(29,465)	(21,032)
Increase in warranty provision	(579)	(165)	(119)
Legal settlements and loss contingencies, net	7,242	(4,770)	568
Decrease in right of use assets	3,371	7,865	28,056
Decrease in lease liabilities	(5,006)	(9,516)	(36,478)
Contingent consideration related to acquisition	(53)	264	120
Amortization of premium and accretion of discount on marketable securities, net	-	63	238
Changes in accrued interest related to marketable securities	-	39	74
Impairment of goodwill and long lived assets, restructuring and other related costs, net of other income	1,007	47,939	71,258
Decrease in accrued expenses and other liabilities including related party	(5,746)	(1,626)	(7,165)

Net cash (used in) provided by operating activities	31,874	66,529	(23,311)

Cash flows from investing activities:

Net cash paid for acquisitions	(1,556)	-	(2,245)
Investment in short-term deposits	(12,500)	(36,500)	-
Purchase of property, plant and equipment	(10,421)	(11,168)	(17,801)
Proceeds from sale of property, plant and equipment	67	177	12
Sale and maturity of marketable securities	-	7,100	12,401
Proceeds from (investment in) long-term deposits	51	(135)	348

Net cash used in investing activities	(24,359)	(40,526)	(7,285)

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from financing activities:

Dividend paid	$-	$-	$(8,625)
Proceeds (repayment) of short-term bank credit and loans, net	(2,545)	(23,268)	18,640
Contingent and deferred considerations related to acquisition	(500)	(511)	-
Repayment of a financing liability of land	-	-	(859)

Net (cash used) provided by financing activities	(3,045)	(23,779)	9,156

Effect of exchange rate differences on cash and cash equivalents	(1,757)	318	(794)

Increase (decrease) in cash and cash equivalents	2,713	2,542	(22,234)
Cash and cash equivalents at beginning of year	54,623	52,081	74,315

Cash and cash equivalents at end of year	$57,336	$54,623	$52,081

Cash received (paid) during the year for:

Interest paid	$(548)	$(716)	$(1,159)

Interest received	$4,003	$849	$439

Tax paid	$(3,117)	$(1,852)	$(4,968)

Non cash activity during the year for:

Changes in trade payables balances related to purchase of property, plant and equipment	$106	$188	$(925)
Operating lease liabilities and right-of-use assets	$22,120	$19,364	$18,569

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

The Company has subsidiaries in Australia, Singapore, Canada, United Kingdom, Sweden, India and the United States which are engaged in the manufacturing, marketing and selling of the Company's products in different geographic areas. The Company also established during 2024 a new wholly owned subsidiary in Germany, without any operations in 2024.

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

During July 2024, the Company exercised part of its call option purchasing additional $10.7 million shares in Lioli from the minority, in amount of approximately $1.6 million. Following this purchase, the Company holds 80.7% of Lioli's shares. The Company also provided a notice of call option exercise during December to acquire the remaining minority shares in Lioli.

As of December 31, 2024 and 2023, the Company revaluated its minority’s Put Option, in accordance with ASC 820 "Fair Value Measurements and Disclosures", at level 3, and based on it the non-controlling interest fair value in Lioli amounted to $2,200 and $7,789, respectively.

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

The consideration included a deferred consideration arrangement that requires the Company to pay up to approximately SEK 10,500 (approximately $1,000) of additional consideration to Magrab’s former shareholder to be paid during two years following the acquisition date. The fair value of the deferred consideration arrangement at the acquisition date was $875. The acquisition agreement included additional consideration in a form of an earn-out arrangement with Magrab’s former shareholder, that requires the Company to pay up to approximately SEK 4,000 (approximately $380) of additional amounts subject to reaching certain revenues and EBITDA achievements during two years following the acquisition date. In order to receive the earn-out payments Magrab's former shareholder have to remain as a full-time employee of the Company at the expiry of the earn-out periods, and therefore this earn-out arrangement does not meet the cotingent consideration under ASC805 "Business Combinations”.

The Magrab acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations”.

During 2023, the Company paid the first payment for the above mentioned considerations in the amount of approximately SEK 7,250 (approximately $700). During 2024, the Company paid the second and last payment for the above mentioned considerations in the amount of approximately SEK 5,250 (approximately $500).

e.	Bodily injury claims:

As of December 31, 2024, the Company was subject to 368 lawsuits alleging injuries associated with exposure of fabricators and their employees to respirable crystalline silica dust. Of these lawsuits, 124 were in Israel, 122 in Australia and 122 in the United States. The Company was subject to an adverse jury decision in August 2024 in the United States, that apportioned the Company with damages of $13.0 million which the Company is appealing. In addition, the Company settled another claim in the United States. As of December 31, 2024, the Company had recorded a provision of $50.0 million representing its assessment of exposure that is probable and estimable with respect to pending claims in Israel, Australia and the United States. The Company also recorded insurance asset in the amount of $32.2 million with respect to those claims. The Company estimated the loss for the remaining 120 claims in the United States. as only reasonably possible (with a range of $0.5-$13 million per claim) or at an early stages in which the amount of the possible loss cannot be reasonably estimated at this time given the preliminary stages, complexity of the claims and the uncertainty as to the liability of the Company and the scope of insurance coverage. If there is a change in the assessment for the outcome of the claims or the insurance coverage through the course of the trial processes, the Company may be adversely impacted and it could lead to a material and adverse impact on Company’s business, financial position, results of operations or cash flows. If such adverse impact occurs, depending on its magnitude, the Company believes it can implement cost reduction measures, and pursue other steps to mitigate it (see also note 11).

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

As of December 31, 2024 and 2023, the notional amount of these forward contracts into which the Company entered was $2,525 and $21,162, respectively, and the unrealized income recorded in accumulated other comprehensive income, net, from the Company's currency forward NIS transactions was $110 and $539, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance sheet	Fair value of derivative instruments
		Year ended December 31,
		2024	2023
Derivative assets:

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	110	539

Total		110	539

	Gain (loss) recognized in other comprehensive income, net		Gain (loss) recognized in statements of income
	Year ended December 31,		Statements of income	Year ended December 31,
	2024	2023	Item	2024	2023
Derivatives designated as hedging instruments:

Foreign exchange forward contract	(429)	951	Cost of revenues and Operating expenses	500	(3,306)

Derivatives not designated as hedging instruments:
Foreign exchange forward and options contracts	-	-	Financial expenses, net	6	1,313
Styrene forward contracts	-	-	Financial expenses, net	-	113

Total	(429)	951		506	(1,880)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Inventories:

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

Finished goods are stated at the lower of cost and net realizable value.

The following table provides the details of the change in the Company's provision for inventory write-downs:

	December 31,
	2024	2023

Inventory provision, beginning of year	$27,438	$21,738
Increase (decrease) in inventory provision	(4,208)	9,848
Write off	(3,290)	(4,148)

Inventory provision, end of year	$19,940	$27,438

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Property, plant and equipment, net:

1.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

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

The Company identifies indicators for impairment, among others, slow down in demand due to global market conditions, lower production utilization in certain plants, increased inflation and higher interest rates, integration challenges of acquired businesses, and the manufacturing facilities closure in Sdot Yam and in Richmond hill. In 2022, the Company recorded an impairment loss for the excess of the book value over its fair value related to Sdot Yam manufacturing facility, in the amount of $26,429.

During 2023, the Company recorded an impairment loss for the excess of the book value over its fair value related to US manufacturing facility, in the amount of $27,486 and additional impairment loss related to Sdot Yam manufacturing facility in the amount of $986. Following the closure of Sdot Yam manufacturing facility, the Company evaluated it's right of use asset resulted from non-cancelable lease agreement effective through 2032. The Company recorded an impairment of $16,575 for its sublease facility.

During 2024, the Company decided to sale its Richmond hill plant and reclassified the fair value of the asset in its consolidated balance sheet to Held-for sale-assets. Held-for-sale assets are measured at the lower of carrying amount or fair value, under ASC 360-10-45. As of December 31, 2024, the Company recorded an impairment loss for the excess of the book value over its fair value related to held for sale asset, in the amount of $3,800. The Company also recorded during 2024 an impairment loss related to it's intangibles assets in the amount of $3,236 as part of the assets group assessment.

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

As of December 31, 2024, the Company did not have any goodwill balance.

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

The following table provides the details of the change in the Company's warranty accrual:

	2024	2023

January 1,	$2,358	$2,501

Charged to costs and expenses relating to new sales	368	1,289
Costs of product warranty claims	(844)	(1,792)
Foreign currency translation adjustments	(156)	360

December 31,	1,726	2,358

n.	Revenue recognition:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Revenue recognition (cont.):

2.          Identify the performance obligations in the contract:

At a contract’s inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations. The main performance obligation is a delivery of the Company’s products. The Company also adjusts the amounts of revenue for expected cash discounts, sales allowances, returns based upon historical experience, and projected collectability.

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

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns in accordance with ASC 606, which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue. The Company also adjusts the amounts of revenue for expected cash discounts, sales allowances, and projected collectability.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenues or operating expenses.

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

5.          Recognize revenue when a performance obligation is satisfied:

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control transfers at a point in time, which affects when revenue is recorded. The majority of Company’s revenues deriving from sales of products which are recognized when control is transferred. which includes but is not limited to, the agreed International Commercial terms, or “INCOTERMS”.Payment terms between the Company and its customers are vary by the type of payer and country of sale.

o.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred.

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

The Company accounts for its uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company classifies interest and penalties on income taxes as taxes on income, if relevant.

q.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2024, 2023 and 2022 were $14,516, $15,726 and $14,777, respectively.

r.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables. The Company's cash and cash equivalents are invested primarily in USD, mainly with major banks in Israel.

The Company's debt marketable securities include investments in highly-rated corporate debentures (located mainly in U.S.) and governmental bonds. The financial institution that holds the Company's debt marketable securities is a major financial institution located in the United States. The Company believes that its marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company may invest in an issuer (see Note 3).

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

No customer represented 10% or more of the Company’s total accounts receivables, net as of December 31, 2024 and 2023.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Concentrations of credit risk (cont.):

The following table provides the detail of the change in the Company's allowance for credit loss:

	2024	2023

January 1,	$12,214	$9,756

Charges to expenses	(1,944)	3,654
Write offs	(1,095)	(1,158)
Foreign currency translation adjustments	(71)	(38)

December 31,	$9,104	$12,214

s.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2024, 2023 and 2022 amounted to approximately $1,647, $2,102 and $2,614, respectively.

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

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2024 and 2023 by level within the fair value hierarchy:

	Fair Value	Fair value measurements as of December 31,
Description	Hierarchy	2024	2023

Measured at fair value on a recurring basis:

Assets:
Derivative assets	Level 2	$110	$539

Redeemable Non-Controlling Interest (*):	Level 3	$2,200	$7,789

(*) During 2024 the Company acquired additional redeemable non-controlling interest in Lioli (see also note 1). As of December 31, 2024 the Company estimated the value of the redeemable non-controlling interest based on the settlement price which represents its redeemable value.The Company estimated the fair value of redeemable non-controlling interest using Monte Carlo simulation in previous years. The valuation requires management to make certain assumptions about the model inputs, including forecast cash flows, the discount rate and the volatility. The fair value measurement is based on inputs not observable in the market and thus represent Level 3 measurements as defined in ASC 820.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments (cont.):

Measured at fair value on a nonrecurring basis:

(a)
As of December 31, 2024, in accordance with Subtopic 360-10, long-lived assets held and used were written down to their fair value, resulting in an impairment charge of $3,800 related to held for sale asset in the Richmond Hill facility, and $3,236 related to intangible assets.

As of December 31, 2023, in accordance with Subtopic 360-10, long-lived assets held and used were written down to their fair value, resulting in an impairment charge of $28,472 related to Property Plant and Equipment included in US and Sdot Yam manufacturing facility, and $16,575 related to ROU asset related to Sdot Yam.

(b)
As of December 31, 2024 and 2023, the goodwill balance was $0. During fiscal year 2022, in accordance with Subtopic 350-20, goodwill was written down in an impairment charge of $44,829, which was included in the consolidated statements of income for that period.

The carrying amounts of financial instruments not measured at fair value, including cash and cash equivalents, trade receivables, other accounts receivables, trade payables, accrued expenses and other liabilities, short term loans and short term bank credit, approximate their fair value due to the short-term maturities of such instruments.

u.	Basic and diluted net income (loss) per share:

Basic net income (loss) per share ("Basic EPS") is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income (loss) per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. For the years ended December 31, 2024, 2023 and 2022 there were approximately 2,495,479, 2,310,543, and 1,534,500 outstanding stock options, respectively, that were excluded from the computation of Diluted EPS, that would have had an anti dilutive effect if included.

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

The total accumulated other comprehensive income ("AOCI"), net of tax was comprised as follows:

	December 31,
	2024	2023

Accumulated income on derivative instruments	110	539
Accumulated foreign currency translation differences and other	(14,980)	(8,941)

Total accumulated other comprehensive loss, net	$(14,870)	$(8,402)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes the changes in AOCI, net of taxes for the year ended:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on marketable securities	Accumulated foreign currency translation differences and other	Total

Balance at January 1, 2023	(412)	(125)	(9,041)	(9,578)

Other comprehensive income (loss) before reclassifications	(2,355)	125	100	(2,130)
Amounts reclassified from AOCI	3,306	-	-	3,306

Net current period OCI	951	125	100	1,176

Balance at December 31, 2023	539	-	(8,941)	(8,402)

Other comprehensive income (loss) before reclassifications	71	-	(6,039)	(5,968)
Amounts reclassified from AOCI	(500)	-	-	(500)

Net current period OCI	(429)	-	(6,039)	(6,468)

Balance at December 31, 2024	110	-	(14,980)	(14,870)

The following table shows the amounts reclassified from AOCI into the Consolidated Statements of Income, and the associated financial statement line item, for 2024 and 2023:

	December 31,
	2024	2023
Affected line item in the consolidated statements of income

Cost of revenues	$324	$2,287
Research and development	20	102
Marketing and selling	81	414
General and administrative	75	503

Total loss	$500	$3,306

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Accounting for stock-based compensation:

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

In 2024 and 2023, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

December 31,
	2024	2023

Dividend yield	0 - 3%	0 - 3%
Expected volatility	42-47.0%	40-46.0%
Risk-free interest rate	4-4.6%	4-4.9%
Expected life (in years)	4-7	4-6.9

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

The expected term of options granted is calculated using the simplified method (being the average between the vesting periods and the contractual life of the options). In case of grant to Company's CEO or directors, the expected term equals to the contractual life.

For the vast majority of the options granted in 2024 and 2023, the dividend yield is zero, due to adjustment mechanism with respect to the exercise price upon payment of a dividend. For those options granted without adjustment mechanism, the dividend yield applied is 3%.

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

During July 2024, the Company partially utilized the call option to purchase minority shares in Lioli, and purchased 10,699,162 shares from certain minority holders in amount of approximately $1.6 million. Following this offering, the Company holds 80.7% of Lioli's shares on a fully diluted basis.

The redeemable non-controlling interest is recognized at the higher of: i) the accumulated earnings associated with the non-controlling interest, or ii) the redemption value as of the balance sheet date (see also Note 1b).

The following table provides a reconciliation of the redeemable non-controlling interest:

	Year ended December 31,
	2024	2023	2022

Beginning of the year	$7,789	$7,903	$7,869

Net income (loss) attributable to non-controlling interest	(144)	(584)	688
Adjustment to Put option value (*)	(3,782)	532	198
Payment for Put option (*)	(1,556)	-	-
Foreign currency translation adjustments	(107)	(62)	(852)

Redeemable non-controlling interest - end of the year	$2,200	$7,789	$7,903

(*)	See also Note 1b.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Contingencies:

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

The company accounts for exit and disposal cost obligations, including restructuring activities, under ASC 420-10 "Exit or Disposal Cost Obligations", which requires that the company record liabilities for such activities only when such liability has been incurred. During 2024 the company closed it's facility in Richmond hill, Georgia, USA, and sold part of it's lands and production equipment, and during 2023 the company closed it's facility in Sdot-Yam, Israel.

Total restructuring expenses for the year ended December 31, 2024 and 2023 related to the manufacturing facilities closures and partial sales of assets in those locations, totaled approximately to a credit of $6.0 million and expenses of $2.9 million, included within the operating expenses on the consolidated statements of comprehensive income (loss).

In 2024, out of the credit of $6.0 million, capital gain related to the partial sale of undeveloped land  facility was approximately $7.4 million, offset by decommissioning and restoration costs of approximately $1.4 million.

In 2023, out of the $2.9 million expenses, employee termination costs were approximately $1.0 million and decommissioning and restoration costs were approximately $1.9 million.

As of December 31, 2024 approximately $1.5 million is recorded under accrued expenses and other liabilities.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. The adoption of the standards did not have a material impact on the Company’s consolidated financial statements. See Note 16 for further detail.

Recently issued accounting standards and not yet adopted by the Company:

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	MARKETABLE SECURITIES

As of December 31, 2024 and 2023, there is no outstanding marketable securities held by the company.

The following is a summary of available-for-sale marketable securities at December 31, 2022:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Accrued Interest	Fair value

Available-for-sale – matures within one year:
Corporate bonds	$7,164	$-	$126	$39	$7,077
Total	$7,164	$-	$126	$39	$7,077

As of December 31, 2024 and 2023 the Company didn’t record an allowance for credit losses for its AFS marketable debt securities.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2024	2023

Prepaid expenses	$6,505	$5,388
Government authorities	2,841	4,410
Advances to suppliers	2,703	3,102
Derivatives	110	539
Insurance receivables (*)	32,178	8,361
Other receivables	5,168	3,689

	$49,505	$25,489

(*) Related to bodily injury claims, see also note 11.

NOTE 5:-	INVENTORIES
	December 31,
	2024	2023

Raw materials	$7,090	$11,884
Work-in-progress	1,864	2,390
Finished goods	103,655	122,172

	$112,609	$136,446

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:

Machinery and manufacturing equipment, net (1)	$163,517	$339,657
Office equipment and furniture	27,783	40,012
Motor vehicles	3,517	4,933
Buildings and leasehold improvements	51,015	131,269
Prepaid expenses related to operating lease (2)	939	939

	246,771	516,810
Accumulated depreciation and impairment:

Machinery and manufacturing equipment, net	120,851	249,499
Office equipment and furniture	18,604	27,866
Motor vehicles	2,798	3,908
Buildings and leasehold improvements	28,611	56,984
Prepaid expenses related to operating lease	183	173
Impairment of fixed assets (3)	-	54,900

	171,047	393,330

Depreciated cost	$75,724	$123,480

(1)	Presented net of investment grants received in the total amount of $7,463.

(2)
Until 2012, the Company leased land from the Israel Lands Administration ("ILA") for its Bar-Lev manufacturing facility. The lease term started on February 6, 2005. The lease is for an initial non-cancellable term of 49 years, with a renewal option of an additional 49 years.

(3)	Non cash pre-tax impairment charges recognized in 2024, 2023, and 2022 were $0, $28,471 and $26,429, respectively (see also Note 2k).

Depreciation expenses were $14,844, $27,387 and $33,813 for the years ended December 31, 2024, 2023 and 2022, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-	GOODWILL AND INTANGIBLES

a. Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2022, is as follows:

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

b. Intangible assets:

	December 31,
	2024	2023
Original amounts:
Customer relationships	$13,983	$13,983
Accumulated amortization:
Customer relationships	(10,302)	(7,687)
Impairment charges (3)	(3,236)	-
Foreign currency translation adjustment	(181)	(39)

Total intangibles assets	$263	$6,257

(1)	Amortization expense amounted to $2,617 and $2,620 for the years ended December 31, 2024 and 2023, respectively.
(2)	Estimated amortization expenses for 2025 are $263.
(3)	See also Note 2k.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOAN

Short-term bank credit and loans are classified as follows:

		Weighted average interest
	Currency	December 31,		December 31,
		2024	2023	2024	2023
		%

Short-term bank credit (*)	INR	9.3	10.1	$2,534	$2,801
Current maturities of Long- term bank loan and other (*)	INR	9.6	8.9	$2,021	$2,317
Total				$4,555	$5,118

(*) Credit line and bank loan in Lioli - During 2022, Lioli engaged with a new bank and signed a new loan agreement. The loan agreement with the bank in Lioli contains customary covenants. Lioli is in compliance with the requirement of the financial covenants under the agreement of own capital contribution. The Loan Agreement also contains certain customary negative covenants that require Lioli to refrain from certain actions unless bank’s consent obtained. Lioli debt is secured by a SBLC (Stand By Letter of Credit) from Caesarstone and floating charge on all of Lioli’s assets. (see also Note 15).

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES
	December 31,
	2024	2023

Employees and payroll accruals	$11,690	$13,410
Accrued expenses	7,990	8,833
Advances from customers	2,435	2,413
Taxes payable	3,585	5,617
Warranty provision	824	1,154
Sales return provision	432	875
Operating lease liability short-term	24,339	23,932
Contingent consideration liability and other	88	660

	$51,383	$56,894

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	LEASES

As of December 31, 2024, the Company had operating lease agreements for facilities and vehicles in the United States, Canada, Australia, United Kingdom, European Union, Israel, India, Sweden and Singapore. The Company’s leases have remaining lease terms of up to 14 years, some of which include options to extend the leases for up to five years. Such options are included in the lease term when it is reasonably certain that the option will be exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet, the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes. The Company uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

a.	The following table summarizes the Company’s lease-related assets and liabilities recorded on the consolidated balance sheet:

	Classification	December 31, 2024	December 31, 2023
Assets:

Operating lease assets (*)	Operating lease right-of-use assets	$115,392	$120,156

Total lease assets		$115,392	$120,156

Liabilities:

Current lease liabilities	Accrued expenses and other liabilities	24,339	23,932
Long-term lease liabilities	Long-term operating lease liabilities	107,313	114,146

Total lease liabilities		$131,652	$138,078

(*) Following the closure of Sdot Yam plant, the Company evaluated it's right of use asset resulted from non-cancelable lease agreement effective through 2032. Based on future estimated sublease the Company recorded an impairment of $16,575 during 2023. No additional impairment was identified during 2024.

Lease term and discount rate:	December 31, 2024	December 31, 2023

Weighted-average remaining lease term — operating leases	6.5 years	7.3 years
Weighted-average discount rate — operating leases	3.1%	2.7%

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	LEASES (Cont.)

b.	The components of operating lease cost for the year ended December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
Operating lease cost:

Operating lease expense	$28,454	$28,771
Variable lease expense (*)	7,306	1,113
Sublease income	(1,624)	(477)

Total operating lease cost	$34,136	$29,407

(*) Includes short-term leases, index and other variable lease costs.

c.	The maturity of the Company’s operating lease liabilities for contracts with lease term greater than one year as of December 31, 2024 are as follows:

December 31,

2025	26,726
2026	24,636
2027	20,652
2028	17,534
2029	16,134
2030 and thereafter	38,958

Total future lease payments (1,2)	144,640
Less imputed interest	(12,988)

Total	$131,652

(1)	Total lease payments have not been reduced by sublease rental expected payments of approximately $22 million due in the future under non-cancelable subleases.
(2)
As of December 31, 2024, we have additional operating lease payments, that have not yet commenced of approximately $2.7 million. These operating leases will commence during 2025 with lease terms of 7 years.

d.	For additional information regarding lease transactions between related parties, refer to Note 14.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	LEASES (Cont.)

e.	The following table presents supplemental cash flow information related to the lease costs for operating leases:
	December 31, 2024	December 31, 2023
Cash paid for amounts included in measurement of lease liabilities:

Operating cash flows for operating leases	$27,468	$27,471

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

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

Individual claims in Israel

As of December 31, 2024, the Company is subject to 124 pending bodily injury claims (individual claims and NII subrogation or related future probable claims, representing 52 injured persons) that have been submitted in Israel since 2008 against the Company directly, or that have named the Company as third-party defendant by fabricators or their employees in Israel, by the injurer's successors, by the NII or by others. Based on its legal advisors’, contingent losses related to such claims are probable, and pursuant to ASC 450, an accrual has been recorded for the loss contingencies related to such claims.

As of December 31, 2024, the Company has 11 pending pre-litigation demand letters on behalf of certain fabricators in Israel.

Most of the claims in Israel do not specify a total amount of damages sought, as the plaintiff’s future damages are intended to be determined at trial.

In November 2015 and in May 2017, the Company entered into agreements with the State of Israel and with its main distributors in Israel, respectively, with the consent of its insurance carriers, under which the Company agreed with the State and each of its main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period (NII claims are excluded from the Company’s agreement with the State) and on the apportionments of the total liability between the Company , the State, and the distributors, if found, in such claims. The agreement has been extended through March 31, 2029.

Individual claims in Australia:

As of December 31, 2024, Company’s subsidiary in Australia is subject to 122 pending bodily injury claims that have been submitted in Australia since 2018 against it directly, or that have named the Company as third-party defendant by fabricators in Australia.

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

Individual claims in the U.S.:

As of December 31, 2024, Company’s subsidiary in U.S. (Caesarstone U.S.) is subject to 122 pending individual bodily injury claims that have been submitted in U.S. against it directly, or that have named the Company as third-party defendant by fabricators in U.S.

In August 2024, a jury rendered a verdict in one such case brought in the Los Angeles County Court. The jury found all defendants liable and awarded the plaintiffs approximately $52.4 million in damages. Caesarstone U.S. was apportioned approximately $13.0 million of this amount. The Company strongly disagrees with the jury’s verdict and believes is not supported by the facts of the case, including its failure to acknowledge the proactive measures the Company took over the years to warn and educate about safe fabrication practices. The Company’s motion for new trial and motion for Judgement Notwithstanding the Verdict were rejected on January 27, 2025 and the Company currently appealing the verdict. In February 2025, the Company settled additional claim.

Based on its legal advisors’, the Company recorded an adequate accrual related to the two cases mentioned above. Contingent losses related to the other 120 product liability individual claims in the U.S. were defined in accordance with ASC450 as either only reasonably possible (18 claims) with a range of possible loss between $0.5 to $13 million per claim or are at an early stage (102 claims) in which the amount of the possible loss cannot be reasonably estimated, and therefore an accrual has not been recorded for such claims as of December 31, 2024. The Company believes it has substantial defenses and will continue to vigorously defend against these claims.

Summary of the provisions for claims mentioned:

In order to reasonably estimate the losses for bodily injury claims in Israel, Australia and the U.S. reflected in the table below, the Company performed a case-by-case analysis with its legal advisors of the relevant facts that were reasonably available to it, related to the claims filed, including, among other things, the specific known or estimated health condition of the claimants, their ages, salaries, related probable future subrogation claims from the NII, and other factors that might have an impact on the final outcome of such claims. The Company will continue to regularly monitor changes in facts for each claim and will update its best estimate if required.

Accordingly, the reserve for bodily injury claims in Israel, Australia and the U.S. as of December 31, 2024 and 2023 totaled to $50,032 and $25,717 respectively, of which $40,540 and $14,509 is reported in short term legal settlements and loss contingencies and $9,492 and $11,208 is reported in long-term liabilities. The Company currently cannot estimate the number of claimants that may file claims in the future or the nature of their claims in order to conclude probability or the range of loss.

The Company updated its provision in 2024, 2023 and 2022 to reflect the outstanding claims in the below table, and provided a provision also for related NII unasserted claims, based on its legal advisors’ and according to ASC 450, taking into consideration new claims filed, settlements reached and other new information available.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A summary of bodily injury claims for which the Company provided provision is as follows:

	Year ended December 31,
	2024	2023	2022

Outstanding claims, January 1,	224	221	203

New claims	101	63	87
Settled and dismissed claims	(77)	(60)	(69)

Outstanding claims, December 31	248	224	221

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

As of December 31, 2024, for the U.S., Australia and Israel the Company did not obtain new product liability covers related to silica dust. For Canada, the Company has product liability insurance policy covers up to CAD 20 million, with relatively low deductibles.

The collectability of the Company's insurance receivables is regularly evaluated, and the amounts recorded are probable of collection. This conclusion is based on the followings - analysis of the terms of the underlying insurance policies; experience in successfully recovering individual product liability claims from Company's insurers in Israel and Australia; the agreement the Company has with the insurance carriers and the State of Israel; the financial ability of the insurance carriers to pay the claims and the relevant facts and applicable law. There is no assurance that part or all of the other 120 individual silica claims pending in the U.S. will be covered by insurance in whole or in part.

As of December 31, 2024, and 2023, the insurance receivable totaled to $32,178 and $8,361, respectively, reported in the other accounts receivable and prepaid expenses.

During the years ended December 31, 2024 and 2023, legal settlements and loss contingencies expenses related to the bodily injury claims totaled to $7,242 and credit of $4,847, respectively, which reflects the deductible amounts for claims covered by insurance policies, claims not covered and the impact of settlements including the related legal costs.

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

The Company's significant contractual obligations and commitments as of December 31, 2024, are for purchase obligations to certain suppliers and amounted to $22,442 for the fiscal year 2025.

c.	Pledges and guarantees:

1.
As of December 31, 2024, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $3,947 related to facilities, machinery and equipment, and other miscellaneous guarantees.

2.	See also note 15.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate:

The corporate tax rate in Israel was 23% in 2024 and 2023, and 2022.

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

The tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 25% as of December 31, 2024). Under the Encouragement Law, tax-exempt income generated under the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law.

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

The Company distributed dividends during November 2021 and September 2022, both were partially attributed to the above amendment.

Of the Company's retained earnings as of December 31, 2024, approximately $20,058 is tax-exempt earnings attributable to its Approved Enterprise.

As of December 31, 2024, if the income attributed to the Approved Enterprise would have been distributed as a dividend, the Company would have incurred a tax liability of approximately $5,015.

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
Company incorporated in Canada – 26.1% tax rate (federal and state).
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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023
Deferred tax assets:

Goodwill and Intangible assets	$172	$227
Operating lease liabilities and others	24,744	28,558
Temporary differences related to inventory	5,475	9,068
Property and equipment	2,685	3,315
Net operating loss carry-forward, deductions and credits	13,301	10,451
Less-valuation allowance	(28,497)	(29,198)

Total deferred tax assets	17,880	22,421

Deferred tax liabilities:

Property and equipment	(2,591)	(2,844)
Intangible Assets	(595)	(1,533)
Operating lease right-of-use assets and others lease	(14,223)	(17,989)

Total deferred tax liabilities	(17,409)	(22,366)

Deferred tax assets, net	$471	$55

Net operating loss carry-forwards

Parent Company and certain subsidiaries have tax loss carry-forwards totaling approximately $192,428 which can be carried forward indefinitely. In addition to the above, the Company carried back its 2020 U.S. subsidiaries losses in accordance with the CARES act.

Based on available evidence, management believes it is not more-likely-than-not that $28,497 Israel and U.S deferred tax assets will be fully realizable. Accordingly, in those jurisdictions, the Company has recorded a valuation allowance against these assets. The Company regularly reviews the deferred tax assets for recoverability based on all of the available positive and negative evidence, with a focus on historical taxable income, projected future taxable income, the expected timing of the reversals of existing taxable temporary differences and tax planning strategies by jurisdiction.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the schedule of reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. During 2023, the Company recorded a full valuation allowance on deferred tax assets in the U.S and Israel in accordance with ASC 740, due to accumulated 3-year loss position and its estimation that future taxable income is not probable. Same treatment was applied during 2024.

d.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2024	2023	2022

Loss before taxes on income	$(41,895)	$(86,959)	$(55,608)

Statutory tax rate in Israel	23%	23%	23%

Tax benefit at statutory rate	$(9,636)	$(20,001)	$(12,790)

Increase (decrease) in tax expenses resulting from:

Tax benefit arising from reduced rate as an "Preferred Enterprise"	9,128	9,996	2,622
Non-deductible expenses, net	822	1,818	10,745
Increase (decrease) in taxes from prior years, also related to settlement with tax authorities	882	419	(735)
Tax adjustment in respect of foreign subsidiaries' different tax rates	997	(1,120)	(239)
Provision for withholding tax assets	-	2,828	-
Uncertain tax position	(353)	-	-
Changes in valuation allowance	(701)	27,402	1,079
Others	(58)	(61)	76

Income tax expense	$1,081	$21,281	$758

Effective tax rate	(2.6%)	(24.5%)	(1.4%)

Per share amounts (basic and diluted) of the tax benefit resulting from a "Preferred Enterprise"	$0.26	$0.29	$(0.04)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Income (loss) before taxes on income is comprised as follows:
	Year ended December 31,
	2024	2023	2022

Domestic	$(45,582)	$(38,831)	$(18,671)
Foreign	3,687	(48,128)	(36,937)

	$(41,895)	$(86,959)	$(55,608)

f.	Tax expenses on income are comprised as follows:
	Year ended December 31,
	2024	2023	2022

Current taxes	$1,498	$9,373	$6,832
Deferred taxes	(417)	11,908	(6,074)

	$1,081	$21,281	$758

Domestic	$1,258	$14,084	$436
Foreign	(177)	7,197	322

	$1,081	$21,281	$758

g.	Tax assessments:

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to examination by both domestic and foreign tax authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2024:

Israel 2023 - present
Australia 2019 - present
Canada 2020 - present
United States 2020 - present

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

The balances at December 31, 2024 and 2023 include a liability for unrecognized tax benefits of $973, for tax positions which are uncertain of being sustained.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Gross tax liabilities at January 1, 2022	$3,773

Increase in tax positions for current year	(882)

Gross tax liabilities at December 31, 2022	2,891

Increase in tax positions for current year	-

Gross tax liabilities at December 31, 2023	2,891

Increase in tax positions for current year	700
Reductions in respect of settlements with authorities and statute of limitation	(1,918)

Gross tax liabilities at December 31, 2024	$1,673

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2024 and 2023:

	Authorized		Outstanding
	December 31,		December 31,
	2024	2023	2024	2023
	Number of shares

Ordinary shares of NIS 0.04 par value each	200,000,000	200,000,000	34,549,050	34,532,452

b.	Ordinary shares:

Ordinary shares confer on their holders' voting rights and the right to receive dividends.

c.	Dividends:

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

As of December 31, 2024, there were 2,541,670 options and restricted stock units (RSUs) outstanding under the Plans and 1,031,551 shares available or reserved for future issuance under the plan.

As of December 31, 2024, there was $1,920 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over a weighted-average period of 2.8 years.

The following is a summary of activities relating to the Company’s stock options granted to employees under the Company’s plan during the year ended December 31, 2024:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	2,279,400	8.63	-
Granted	860,730	6.68	0.1
Forfeited	(671,150)	14.49	-

Outstanding - end of the year	2,468,980	5.57	-

Options exercisable at the end of the year	593,550	8.01	-

Vested and expected to vest	593,550	8.01	-

The weighted average fair value of options granted during 2024, 2023 and 2022 was $1.7, $1.9 and $3.8 per option. The weighted average fair value of options vested during 2024, 2023 and 2022 was $9.56, $12.96 and $12.30 per option. The intrinsic value of options exercised during 2024, 2023 and 2022 was $0.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal year 2024 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2024. This amount changes based on the fair market value of the Company’s ordinary shares.

The following is a summary of activities relating to the Company’s RSUs granted to employees under the Plan during the year ended December 31, 2024:

	Number of RSUs	Weighted average fair value	Aggregate intrinsic value

Outstanding - end of the year	60,711	8.51	227
Granted	48,500	5.09
Exercised	(18,757)	7.87
Forfeited	(17,764)	4.00

Outstanding - end of the year	72,690	6.13	309

RSUs exercisable at the end of the year	-	-	-

Vested and expected to vest	72,690	6.13	309

The awards outstanding as of December 31, 2024 have been separated into ranges of exercise price, as follows:

	Awards outstanding			Awards exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.01 (RSUs)	72,690	5.85	$0.01	-	-	$-
$4.0-9.5	2,196,080	6.10	$4.7	358,125	5.74	$5.03
$10.2-19.7	272,900	3.33	$12.57	235,425	3.17	$12.53

	2,541,670			641,325

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

Compensation expenses related to options and RSUs granted were recorded in the consolidated statements of operations, as follows:

	December 31,
	2024	2023

Cost of revenues	$90	$95
Research and development expenses	86	89
Marketing and selling expenses	153	298
General and administrative expenses	1,715	543

Total	$2,044	$1,025

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES

Company's controlling shareholder, is Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”), which is controlled by Sdot-Yam Business Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam (for convenience purposes, collectively referred as the “Kibbutz"). The Kibbutz has an ownership interest in the Company of approximately 30.2%, as of December 31, 2024.

On September 5, 2016, the Kibbutz and Tene Investment in Projects 2016 Limited Partnership (“Tene”) entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet, pursuant to which both the Kibbutz and Tene are deemed the Company’s controlling shareholders under the Israeli Companies Law. The Shareholders’ Agreement further amended on February 20, 2018 and September 18, 2023, In which the amendment executed on September 18, 2023 (the “September Amendment”) replaced the Shareholders Agreement in its entirety. Pursuant to the September Amendment, the parties agreed, among other things, to vote at general meetings of the Company's shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon. However, if no agreement is reached, the Kibbutz will determine the manner in which both parties will vote, except with respect to certain carved-out matters, to which Tene, for so long as it holds more than 3% of the issued and outstanding share capital of the Company, will determine the manner in which both parties will vote.

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

As of December 31, 2024 the Kibbutz and Tene beneficially own 14,029,494 ordinary shares (or approximately 40.6% of the outstanding).

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

Manpower service fees paid were $1,347, 1,553 and $1,768 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

On October 14, 2021, following the approval of the audit committee and the board, Company’s shareholders approved a further amended services agreement (“Amended Services Agreement”) for an additional period of three years. With the closure of the Sdot-Yam facility and the Kibbutz’s privatization process, most services under the agreement are no longer provided by the Kibbutz or needed, except for certain statutory and pass-through payments. In August 2024, the Company and the Kibbutz amended the services agreement for a three-year term to reflect these changes.

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

The Company's net service fees paid to the Kibbutz pursuant to the Original and Amended Services Agreements were $708, $810 and $1,334 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The Company's principal offices and research and development facilities are located on the grounds of the Kibbutz and include buildings spaces of approximately 30,744 square meters and unbuilt areas of approximately 60,870 square meters.

Under the land use agreement, the Company may not terminate the operation of either of its two production lines at its plant in the Kibbutz as long as the Company continues to operate production lines elsewhere in Israel, and its headquarters must remain at The Kibbutz. Notwithstanding with the above mentioned, during 2023 the Company announced on closing the Sdot Yam plant with the permission of the Kibbutz. The Company is still liable pursuant to the land use agreement as is. During 2023 and 2024 the Company subleased majority of the available area to third parties. Sublease income is recorded as a deduction from the rent fees (see also note 10).

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

Under the agreement, the Kibbutz committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to Company’s plans, (iii) build a warehouse according Company’s plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The finance of the building of the warehouse will be made through a loan that will be granted by the Company to the Kibbutz, in the amount of the total cost related to the building of the warehouse and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 1.4% a year. On November 30, 2015 the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to the Company. As of December 31, 2024, the construction of the warehouse has not started yet.

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

The financing liability of land from a related party matured in August 31, 2022. Commencing September 2022, lease fees expenses are recorded based on the land use agreement.

The Company's payments pursuant to the land use agreements related to Sdot-Yam and Bar-Lev mentioned above totaled to $8,129, $7,857 and $8,162 for the years ended December 31, 2024, 2023 and 2022, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

e.	Details on transactions and balances with related parties and other loan:

1.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz). The following table summarizes such transactions:

	Year ended December 31,
	2024	2023	2022

Cost of revenues	$7,893	$8,232	$8,870

Research and development	$520	$486	$574

Selling and marketing	$927	$621	$730

General and administrative	$811	$848	$951

Finance expenses, net	$-	$-	$(392)

2.	Balances with related party and other loan:
	December 31,
	2024	2023

Related party balances (1)	$206	$257

Other loans (2)	$444	$479

1.	Related to the above mentioned agreements with related party.

2.	Related to the shareholders loan in Lioli.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	LONG-TERM BANK LOAN

a.
As part of the Lioli’s acquisition in 2020, Lioli assumed also a bank loan from commercial banks in India. The loan agreement includes certain covenants that Lioli is required to meet. As of December 31, 2024 and 2023 the covenants are met (see also Note 8).

b.
During 2022, Lioli refinanced its old loan and signed on a new loan agreement with HDFC Bank. The new loan is denominated in Indian rupee and as of Dec 31, 2024 the loan carries interest rate of 9.1% (linked to MCLR). The long-term loan repayable in equal monthly installment till October 2025 and outstanding balance as of December 31, 2024 is $2,021 is presented as a short term liabilities.

c.
The loan is secured by creating charge on Lioli’s land, building and plant and machineries and current assets including stock, receivables and other current assets. The Company has also provided the stand by letter of credit as a security.

NOTE 16:-	SEGMENT, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.
The Company manages its business on the basis of one operating segment and derives revenues mainly from the sale of high quality engineered stone and other materials surfaces. The data is presented in accordance with Accounting Standard Codification 280, "Segments Reporting" ("ASC 280").

The Company's chief operating decision maker ("CODM") is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM assesses the performance of the Company and decides how to allocate resources based upon consolidated net loss that is also reported within the Consolidated Statements of Operations. This financial metric is used by the CODM to make key operating decisions, such as the determination of the rate at which the Company seeks to grow global revenues and the allocation of budget between cost of revenues, sales and marketing, research and development, and general and administrative expenses.

Significant segment expenses are presented in the Company’s consolidated statements of operations. See the consolidated financial statements for other financial information regarding the Company’s operating segment.

b.	The following table presents total revenues for the years ended December 31, 2024, 2023 and 2022, respectively. Revenues are attributed to geographic areas based on the location of end customers:
	Year ended December 31,
	2024	2023	2022

USA	$219,559	$271,647	$342,293
Canada	61,749	75,462	93,377
Latin America	1,392	3,285	4,481
Australia	75,388	106,223	116,284
Asia	20,577	25,959	34,607
EMEA	47,121	59,908	63,320
Israel	17,435	22,747	36,444

	$443,221	$565,231	$690,806

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-	SEGMENT, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

No customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2024, 2023 and 2022.

c.
The following table presents total long-lived assets as of December 31, 2024 and 2023, respectively (including held for sale assets, property, plant and equipment, intangible assets and operating lease right-of-use assets) by geographic area:

	December 31,
	2024	2023

USA	$87,861	$100,886
Canada	10,506	4,685
Australia	5,618	7,885
Asia	19,435	22,630
EMEA	11,315	13,794
Israel	89,791	100,013

	$224,526	$249,893

NOTE 17:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.	Finance (income) expense, net:

	Year ended December 31,
	2024	2023	2022
Finance expenses:

Interest in respect of credit cards and bank fees	$3,846	$4,957	$5,380
Interest in respect of loans	300	377	346
Amortization/accretion of premium/discount on marketable securities	-	-	237
Realized gain/loss from marketable securities, net	-	63	-
Changes in derivatives fair value	430	-	1,509
Foreign exchange transactions losses	1,781	154	3,818

	6,357	5,551	11,290
Finance income:

Interest in respect of cash and cash equivalent and short-term bank deposits	4,799	1,473	20
Changes in derivatives fair value	-	680	-
Interest income from marketable securities	-	107	287
Foreign exchange transactions gains	1,549	4,360	14,062

	6,348	6,620	14,369

Finance expenses (income), net	$9	$(1,069)	$(3,079)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

b.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Year ended December 31,
	2024	2023	2022

Net loss attributable to controlling interest, as reported	$(42,832)	$(107,656)	$(57,054)
Adjustment to redemption value of non-controlling interest	3,782	(532)	(198)

Numerator for basic and diluted net loss per share	$(39,050)	$(108,188)	$(57,252)

Denominator (in thousands):

	Year ended December 31,
	2024	2023	2022

Denominator for basic and diluted loss per share	34,539	34,519	34,488

Earnings per share:

Basic and diluted loss per share	$(1.13)	$(3.13)	$(1.66)

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