Form 20-F
period 2025-12-31
Caesarstone Ltd.
filed 2026-03-04
CIK 1504379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 34,573,899 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Other financial data appearing in this annual report that is not included in our consolidated financial statements and that relate to transactions that occurred prior to December 31, 2025 are reflected using the exchange rate on the relevant transaction date. With respect to all future transactions, U.S. dollar translations of NIS amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.19, the representative exchange rate published by the Bank of Israel as of December 31, 2025.

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

TABLE OF CONTENTS

PART I		1
ITEM 1:	Identity of Directors, Senior Management and Advisers	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
A.	[Reserved]	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4:	Information on the Company	31
A.	History and Development of the Company	31
B.	Business Overview	32
C.	Organizational Structure	43
D.	Property, Plants and Equipment	43
ITEM 4A:	Unresolved Staff Comments	44
ITEM 5:	Operating and Financial Review and Prospects	44
A.	Operating Results	44
B.	Liquidity and Capital Resources	53
C.	Research and Development, Patents and Licenses	55
D.	Trend Information	55
E.	Critical Accounting Estimates	55
ITEM 6:	Directors, Senior Management and Employees	59
A.	Directors and Senior Management	59
B.	Compensation	62
C.	Board Practices	66
D.	Employees	78
E.	Share Ownership	79
ITEM 7:	Major Shareholders and Related Party Transactions	80
A.	Major Shareholders	80
B.	Related Party Transactions	83
C.	Interests of Experts and Counsel	87
ITEM 8:	Financial Information	87
A.	Consolidated Financial Statements and Other Financial Information	87
B.	Significant Changes	87
ITEM 9:	The Offer and Listing	90
A.	Offer and Listing Details	90
B.	Plan of Distribution	90
C.	Markets	90
D.	Selling Shareholders	90
E.	Dilution	90
F.	Expenses of the Issue	90
ITEM 10:	Additional Information	90
A.	Share Capital	90
B.	Memorandum and Articles of Association	90
C.	Material Contracts	91
D.	Exchange Controls	91
E.	Taxation	91
F.	Dividends and Paying Agents	99
G.	Statements by Experts	99
H.	Documents on Display	100
I.	Subsidiary Information	100
J.	Annual Report to Security Holders	100
ITEM 11:	Quantitative and Qualitative Disclosures About Market Risk	100
ITEM 12:	Description of Securities Other Than Equity Securities	101

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

•
We are unable to obtain insurance coverage for future claims relating to silicosis, our entitlement to receive coverage based on existing policies is being disputed by insurers, and our coverage will be insufficient if our position is not accepted by courts and juries.

•
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

•
Our reliance on our network of third-party Production Business Partners (PBP), including concentration risks relating to certain products, technologies or geographic regions, could materially adversely affect our competitive position, results of operations or profitability.

•
Economic downturn, particularly in home renovation and construction may materially and adversely impact end-consumers and lower demand for our products, which may cause our revenues and net income to decrease.

•	Adverse global conditions, including macroeconomic slowdowns and recessions, and geopolitical instability, have in the past and may continue to negatively impact our financial results.

•	We face intense competitive pressures which could materially and adversely affect our results of operations and financial condition.

•	We cannot guarantee the success of new products and materials.

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

•
If we are unable to offset or pass on increases in costs or adverse changes in global sourcing, manufacturing and supply conditions, our business, financial condition and results of operations could be materially adversely affected.

•	If we fail to effectively manage the required changes in our supply chain, we may be unable to serve the market or suffer additional inefficiencies.

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

•	As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

•	As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

•	Conditions in Israel and regional instability may adversely affect our operations.

•	Our operations may be affected by negative economic conditions or labor unrest in Israel.

•	The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes

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

Since 2008, we have been named, either directly or as a third-party defendant, in numerous lawsuits alleging damages caused by exposure to respirable crystalline silica, or RCS, related to our products. These lawsuits have been filed primarily by individuals (including fabricators and their employees), their successors, dependents and employers, as well as in subrogation claims by workers compensation or insurance bodies, such as the Israeli National Insurance Institute (the “NII”) and Australian state and territory workers' compensation authorities.

Inhalation of dust containing respirable particles may occur during fabrication of slabs if proper health and safety measures are not implemented. Exposure to RCS may in turn lead to major health issues, such as silicosis, a potentially fatal progressive occupational lung disease characterized by scarring of the lungs and damage to the breathing function.

As of December 31, 2025, we were subject to lawsuits with respect to 618 injured persons globally of which 40 were in Israel, 151 in Australia and 427 in the United States. Consistent with the experience of other companies, we may experience an increase in the number of asserted claims against us in the future. Generally, claims asserted against us do not typically specify the total damages sought, and the plaintiffs’ damages, if any, are determined at trial or in settlement discussions. Therefore, we are subject to 387 claims where the potential loss cannot be reasonably estimated at this time given the preliminary stage, complexity of the claims and the uncertainties around our liability and the insurance coverage.

With respect to the United States, we have received two verdicts, each of which is currently being appealed:

•
On August 7, 2024, we received an adverse verdict in Los Angeles County, California. The jury found all defendants liable and awarded the plaintiffs $52.4 million in damages of which the jury allocated 15% to Caesarstone.

•	On May 29, 2025, we received a complete defense verdict on a similar case in Los Angeles County, California.

Given these outcomes, currently we believe the loss for 35 claims is only reasonably possible with a range of $0.5 million to $13 million per claim this range can vary significantly going forward. Remaining claims are in early stages.

We cannot estimate the aggregate exposure of potential claims that may be filed against us, the number of potential claimants that may file claims against us in the future, the jurisdiction in which such claims may be filed, whether such claims will be determined in jury trials, the identity of the claimants or the nature of the claims.

A class action lawsuit was recently filed against us and other manufacturers and suppliers of quartz surfaces in the Federal Court for the Northern District of California. The lawsuit seeks funding for medical monitoring of California workers allegedly exposed to artificial stone dust. We cannot predict the outcome of this matter, including whether the action will be certified as a class action or whether the claims will succeed on the merits.

We apply U.S. GAAP standard ASC450, when evaluating the need to make a provision. If we determine that it is both probable that a loss has occurred and the amount of loss can be reasonably estimated, a liability is recorded consistently with applicable accounting principles and as described in Note 10 to our financial statements. To the extent that such determination is made, and a liability is accrued with respect to the U.S. silicosis claims, the amount of such liability accrual may be substantial. To the extent not offset by insurance recoveries determined to be similarly probable and estimable, the liability would reduce the balance sheet equity, which could adversely impact our ability to meet financial obligations.

The outcome of any pending or future litigation is subject to significant uncertainty and is hard to predict. Our potential net exposure with respect to such pending claims is subject to change for a variety of reasons, including unfavorable judgements. If we further settle or decide that we wish to settle certain claims, we may need to make a provision with respect to other claims that have similar characteristics.  We expect additional verdicts in the coming months. While each case is separate, an adverse decision could materially and adversely impact our business. In addition, punitive damages may be awarded in certain jurisdictions. We may be also subject to additional class action lawsuits, and we cannot be certain whether such claims will succeed in being certified or on their merits. An actual outcome of the pending litigations either individually or in aggregate could have a material adverse effect on our business, financial position, results of operations and cash flows.

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

The risks described above relating to claims regarding silicosis and other bodily injury claims may have a material adverse effect on our business, operating results and financial condition. Uncertainties relating to and market perception of these matters also could continue or increase volatility in the market for our shares and materially affect the price of our shares. Given their high value and the risk of high jury awards, multiple litigation losses in several silicosis cases could cause us to become insolvent or to engage in a restructuring. For more information, see “ITEM 8.A: Financial Information—Legal Proceedings— Claims related to alleged occupational illnesses.” See also Note 10 to the financial statements included elsewhere in this report.

We are unable to obtain insurance coverage for future claims relating to silicosis, our entitlement to receive coverage based on existing policies is being disputed by insurers, and our coverage will be insufficient if our position is not accepted by courts and juries.

We have been unable to obtain insurance coverage for silicosis related product liability in most jurisdictions in which we operate, and we are unlikely to obtain insurance in the future in general or on as favorable terms as previously obtained.

As of December 31, 2025, our insurance receivables for silicosis-related claims were $11.0 million. Although we believe that it is probable that such receivables will be paid to us when such payments are due, if our insurers deny such claims or future claims that we may make or otherwise contest their obligation to pay us in full or on a timely basis, such failure could have a material adverse effect on our financial results and cash flow. For example, in the United States, we are subject to legal disputes with our insurance carriers whose position was originally covered by reservation of rights letters arguing a range of possible limitations on our insurance coverage. We therefore cannot be certain as to payment of such coverage.

The Company is a party to reciprocal declaratory judgment actions in New York and California with its insurers regarding insurance coverage for silica-related claims, their allocation methodologies, whether policy limits have been exhausted, as well as claims to rescind policies for concealment of material facts in the policy application. These matters remain at an early stage. Accordingly, no insurance receivable has been recognized in the consolidated financial statements with respect to such claims therefore there can be no assurance that any portion of the pending U.S. silica-related claims will be reimbursed under the Company’s insurance policies, in whole or in part. If the insurers’ positions prevail, the amount of insurance coverage available to the Company will be materially reduced, which is likely to have a material adverse effect on the Company’s business, financial condition, and results of operations.

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

For example, in Australia, the federal government’s group of work safe ministers resolved to ban the use, supply and manufacture of engineered stone slabs containing crystalline silica (including quartz-based products, which constituted a major part of our Australian offering). The ban came into effect on July 1, 2024, in most of Australia’s states and territories. Our efforts to comply with new laws such as in Australia, and to adjust to the resulting market dynamics, may not be optimal or even successful and that may have a materially adverse impact on our financial results. With this precedent in place, other jurisdictions may follow the path of imposing new laws and regulations that may limit the materials available in such markets or place other limitation on the operations of suppliers, distributors and fabricators, which may have unforeseeable short and long term effects on our sector. As an example, in December 2025, a petition was submitted to California regulators seeking expedited rulemaking to prohibit the fabrication and installation of engineered stone containing more than 1% crystalline silica.

Another example is California’s occupational safety and health standards board action that on December 19, 2024, approved emergency temporary standards applicable to the fabrication process, and U.S. Occupational Safety and Health Administration’s (“OSHA”) National Emphasis Program addressing the hazards of silica, of February 2020, supplemented in September 2023 where OSHA announced a new initiative to conduct enhanced enforcement and compliance efforts (RCS focused inspection initiative in the engineered stone fabrication and installation industries). Additional regulatory changes regarding the ability to use, process or sell stone countertops, particularly engineered stone, the safety measures required in such activities, may disrupt markets in which we operate and have unforeseeable results. We may be required to incur additional expenses associated with compliance with future laws, regulations, or standards. Failure to comply with such regulatory requirements may expose us to regulatory actions (as detailed below in “—The extent of our liability for environmental, health and safety, product liability and other matters may be difficult or impossible to estimate and could negatively impact our financial condition and results of operations”) as well as lawsuits. Greater regulatory scrutiny and action may also lead to greater propensity for litigation against us or ultimately result in a government ban on our products.

Economic and External Risks

Global trade is affected by governmental involvement, including through antidumping and countervailing duties and these may cause unforeseeable market changes that could adversely impact our financial results.

Antidumping and countervailing duty (“AD/CVD”) orders are designed to provide relief from imports sold at unfairly low or subsidized prices by imposing special duties on such imports. Such orders normally benefit domestic suppliers in the country in which the duty orders are in place and foreign suppliers not covered by the orders.

We manufacture outside of the U.S using PBPs located primarily in the Far East and through inhouse porcelain production in India and 47% of our sales are generated in the U.S. Restrictions on international trade, such as tariffs and other controls on imports or exports of goods, can materially adversely affect the Company’s business and supply chain. The impact can be particularly significant if these restrictive measures apply to countries and regions where the Company has significant supply chain operations. Restrictive measures can increase the cost or limit the availability of the Company’s products and can also require the Company to change suppliers, restructure business relationships and operations, refrain from offering and distributing or cease to offer and distribute affected products and increase the prices of its products. Changing the Company’s business and supply chain in accordance with new or changed restrictions on international trade can be expensive, time-consuming and disruptive to the Company’s business and results of operations. Trade and other international disputes can also have an adverse impact on the overall macroeconomic environment and result in shifts and reductions in consumer spending and negative consumer sentiment for the Company’s products, all of which can further adversely affect the Company’s business and results of operations.

Such restrictions may be announced with little or no advance notice, and we may not be able to effectively mitigate their adverse impacts.

Global supply chains can be highly concentrated, and an escalation of geopolitical tensions or conflict could result in significant disruptions. Beginning in the second quarter of 2025, new tariffs were announced on imports to the U.S. (“U.S. Tariffs”), including additional tariffs on imports from China, India, Japan, South Korea, Taiwan, Vietnam and the European Union (“EU”), among others.

During 2018 and 2019, a U.S. quartz manufacturers filed AD and CVD petitions with the U.S. Department of Commerce (“DOC”) and the International Trade Commission (“ITC”) alleging that imports of quartz surface products (“QSP”) from China, and subsequently from India and Turkey, injured the U.S. domestic quartz industry and therefore duties were required to offset such unfair trade practices. Ultimately, DOC and ITC imposed AD/CVD duties ranging from approximately 265% and 340% on Chinese produced quartz engineered stone, and between 3.81% and 80.79% on Indian and Turkish quartz engineered stone.

The imposition of these duties has prompted some affected manufacturers to redirect their products into other markets where we operate, including Australia, where we hold a higher market share than in the U.S. This shift has contributed to increased competitive pressures on our operations and financial results.

Recent developments in U.S. trade policy have introduced additional complexities. In April 2025, DOC issued a final affirmative determination in the CVD investigation of ceramic tile from India, assigning a 3.18% subsidy rate to products imported from “All Other” producers/exporters, including our porcelain products imported from India.  Beginning in 2025, the International Emergency Economic Powers Act (IEEPA) was invoked to impose a series of tariffs on imports from jurisdictions relevant to our operations. On February 20, 2026, the U.S. Supreme Court held that such tariffs exceeded the authority granted under IEEPA, and a subsequent executive order terminated their collection. The full implications of the ruling remain subject to further proceedings, and we continue to monitor these developments.

In November 2025, following a petition submitted by the Quartz Manufacturing Alliance of America (QMAA) the ITC instituted a global safeguards investigation under Section 201 of the Trade Act of 1974 on imports of QSPs from all countries into the U.S. (Investigation No. TA 201 79). The petition was deemed properly filed on November 17, 2025.  The ITC determined that the investigation is “extraordinarily complicated,” given the scope of covered merchandise and the overlap with existing AD/CVD orders, and therefore extended its statutory deadline. The ITC is scheduled to make its serious injury determination by April 2026, and to submit its report and recommendations to the President by May, 2026.

The ITC safeguards investigation examines whether imports of QSP from all countries are a ”substantial cause of serious injury” to the U.S. domestic industry producing both QSP slabs and fabricated QSP. If the ITC makes an affirmative determination it will proceed to a remedy phase and recommend potential relief to the President. The President has broad discretion to impose quantitative restrictions such as quotas or tariffs (up to 50% ad valorem), as well as take other actions to support the domestic industry producing QSPs.

We cannot predict future changes to U.S. trade policy or the imposition of tariffs, quotas, safeguard measures, new trade agreements, nor their ultimate impact on our business. Such developments and any resulting negative sentiments towards the United States as a result of such changes, may materially and adversely affect our business, financial condition, results of operations and liquidity.

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

The shifting global trade environment, including potential changes in AD/CVD tariffs imposed by the U.S., Europe, or other regulators, has already increased and may continue to increase operational uncertainty and materially impact our cost of product, demand for our products and our ability to mitigate the impact of the tariffs which in turn can negatively impact our business, prospects, financial condition and results of operations. Furthermore, should Chinese, Indian, or Turkish exporters adapt by focusing on competing materials or markets to circumvent these duties, we could face heightened competitive pressures across all markets where we operate.

Economic downturns, particularly in home renovation and construction may materially and adversely impact end-consumers and lower demand for our products, which may cause our revenues and net income to decrease.

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

Recent economic downturns, high inflation and increased interest rates have had a major effect on the housing markets that, during 2025, experienced reduced levels of consumer demand for new homes as well as reduced levels of construction, and renovation. This may continue for longer than expected. During such periods, consumer confidence historically erodes, and individuals and businesses may choose to reduce their discretionary spending and, as a result, delay or cancel their home renovation or remodeling projects. If this trend continues we may face further decreases in demand for our products, which may adversely impact our business and financial results.

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

Global conditions in the financial markets, inflation and increasing interest rates have in the past and may continue in the future to adversely impact our business. The global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, instability in the global credit markets, interest rates or even availability of credit, supply chain weaknesses, instability in the geopolitical environment as a result of the Russian Ukraine conflict, the withdrawal of the United Kingdom from the European Union, and other political tensions, and foreign governmental debt concerns. Houthi’s disruption to the movement of goods in the Red Sea has created global security concerns, resulted in higher sea freight expenses during 2024 and 2025 and had an adverse impact on regional and global economies and our Israeli production. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business where we operate or source our products. For example, higher interest rates and inflation during 2024 and 2025, negatively impacted consumer spending by avoiding or down-grading purchases, and we believe adversely affected our business. Changes and uncertainty in U.S. tariff policy during 2025 may increase our costs and can affect demand and our results of operations.

We face intense competitive pressures which could materially and adversely affect our results of operations and financial condition.

We have invested considerable resources to position our surfaces as premium branded products. Our surfaces competes with other surface materials and brands on a range of factors. These factors include, among other things, pricing, brand awareness and brand position, product quality, product differentiation, design and breadth of product offerings, surface dimensions, new product development and time to market, availability and supply time, technological innovation, popular home interior design trends, availability of inventory on demand, distribution coverage, customer service and versatility in products portfolio.

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

In addition, as a significant majority of our production is carried out through third party PBP manufacturers, we may also face competition for manufacturing capacity and production resources, potentially leading to increased costs, supply constraints and adverse effects on our business, financial condition and results of operations.

Since certain competitors can produce products more efficiently, due to various factors, such as raw material location and availability, and offer products at lower prices, while adapting more quickly to changes in consumer preferences and demands, we may further lose market share, materially and adversely affecting our financial results.

Our results of operations may be materially and adversely affected by fluctuations in currency exchange rates, and we may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional currency) and other currencies in which we conduct business. In 2025, 48.8% of our revenues were denominated in U.S. dollars, 17% in Australian dollars, 13.1% in Canadian dollars, 7.2% in Euros and 4.8% in NIS and a smaller portion in other currencies. In 2025, most of our expenses were denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian and Australian dollars and other currencies. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. We usually engage in derivatives transactions, such as forward contracts, to hedge against the risks associated with our foreign currency exposure. Our strategy to hedge our cash flow exposures usually involves consistent hedging of exchange rate risk in variable ratios up to 100% of the exposure over 12 months. Given recent forex changes we had no outstanding forward contracts as of December 31, 2025. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. Our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income (loss). While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”

If we are unable to offset or pass on increases in costs or adverse changes in global sourcing, manufacturing and supply conditions, our business, financial condition and results of operations could be materially adversely affected.

The global sourcing, manufacturing, financing and supply chain environment in which our products are produced and supplied is subject to significant risks and uncertainties. We rely on production by our PBPs, and our ability to obtain products in sufficient quantities, at acceptable costs and within required timeframes depends on a variety of factors outside of our control. These factors may include, among others, global and regional economic conditions, inflation, interest rates and availability of credit, geopolitical developments, trade restrictions and tariffs, transportation and logistics costs, energy availability and costs, raw materials availability and cost, labor availability and labor cost pressures, foreign currency volatility, public health events, climate change, extreme weather conditions and natural disasters, changes in environmental and other regulatory requirements, and other events affecting global manufacturing and supply chain networks. Such developments may affect the availability, efficiency, timing and overall cost environment in which our products are manufactured and supplied to us. In addition, disruptions affecting manufacturing regions, transportation infrastructure, shipping routes or global logistics networks may reduce production capacity, delay deliveries or increase the cost of obtaining products. The magnitude and timing of these impacts may be difficult to predict and may vary by region, product or production partner. In certain cases, capacity constraints, supply disruptions or other operational challenges in global manufacturing or logistics networks may limit our ability to obtain sufficient product supply or require us to incur higher costs. While we may seek to mitigate or offset increases in cost of goods sold, transportation costs, tariffs and other supply chain-related costs, or pass such increases on to our customers, our ability to do so depends on a variety of factors, including competitive conditions in our markets, demand for our products, housing and construction market activity, availability of credit and overall macroeconomic conditions. If we are unable to offset or pass on such increases, our business, financial condition and results of operations could be materially adversely affected. In addition, a slowdown in our markets may reduce demand for our products and further limit our ability to pass cost increases on to our customers.

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

Operational Risks

Our reliance on our network of third-party Production Business Partners (PBP), including concentration risks relating to certain products, technologies or geographic regions, could materially adversely affect our competitive position, results of operations or profitability

In recent years we have executed on our strategy to source engineered stone products from third-party PBPs, and following the closure of all our engineered stone production facilities (in Sdot-Yam and Bar-Lev, Israel and Richmond-Hill, Georgia, U.S.), we expect to rely on PBPs for substantially all of our engineered stone products. While some products may be sourced from several PBPs, other, more complex models may only be effectively produced by a limited number of PBPs. As of the date of this report, approximately 24% of our products can be manufactured at more than one PBP manufacturing facility. We are continuously working to expand our network of PBPs and to increase the number of products that can be manufactured at multiple facilities in order to enhance manufacturing flexibility and supply continuity. We attempt to select PBPs based on stringent criteria, including, among other things, quality, reliability, manufacturing capability and capacity, operational track record and financial stability, to provide us with manufacturing flexibility and operational agility, including the ability to shift production between PBPs if required. There are no assurances these efforts will be successful. Termination or disruption of engagement with any such PBP could result in short-term delays in production or supply and, in exceptional cases, with respect to certain products or specialized processes, we may be required to identify and qualify an additional manufacturer, which could disrupt our operations for longer periods. Such disruptions, even if temporary, could materially and adversely affect our business, prospects, financial condition and results of operations.

Our ability to serve our markets with the right product offering at competitive prices depends on our ability to successfully manage these relationships. Failure to meet challenges such as IP leakage, raw material and finished goods quality control, logistics coordination, inventory and supply chain challenges and maintaining compliance by our PBPs and other supply chain with applicable laws but with market regarding ESG practices, could adversely affect our business and results of operations.

In addition, our ongoing efforts to develop, qualify and scale production of an expanded portfolio of products with our PBPs, including with newer manufacturing partners, may from time to time increase operational complexity and development workloads. These dynamics may contribute to delays in production readiness, product ramp-up or sample delivery for certain products, which could adversely affect our time-to-market, customer satisfaction and operating results.

If the quality of the raw materials sourced by our PBPs is compromised, defective, or altered, or if manufacturing standards are not implemented consistently across PBPs, it could result in defects in our products, which may not meet our quality standards or the expectations of our customers. We could also face costs associated with product recalls and related warranty claims. Such product issues, lack of product uniformity and operational disruptions could have a material adverse impact on our financial results and financial condition. To address these concerns, we conduct quality control testing designed to verify that finished products and, where applicable, raw materials meet the relevant specifications and our quality standards. In particular, with respect to our ICON™ collection (which may contain traces of crystalline silica of up to 1%) (“CSF”), we perform random and rigorous quality control testing to measure silica levels. These tests are conducted by a limited number of specialized laboratories.

Moreover, our failure to effectively manage our PBP supplier-partnerships could not only require us to locate alternative manufacturers or, if necessary, invest further in manufacturing capabilities, but could cause delays in manufacturing, increase our costs, negatively impact our brand, reputation, and the quality of our products. Even if we do effectively manage such relationships, and production processes, they may not help us to successfully optimize our operations and reduce costs.

We cannot guarantee a return on our efforts to develop new materials and design new products.

Our competitive advantage is due, in part, to our ability to design, develop, outpace competitors, introduce and sell innovative new and/or improved products and strengthen our brand. To maintain such an advantage, we invest considerable resources in research and development. Such new products may include entirely new types of products, new designs, new colors, sizes and thicknesses, new and alternative materials (including as recently done, replacing the composition of some traditional quartz-based products), new dry aggregates and binding materials and complementary products.

In connection with the development of new products or new collections, we may use new or modified materials, formulations and material combinations, including new aggregates or binding materials. Unlike our established formulations and manufacturing know-how, which in certain cases have been in commercial use for decades, new formulations and materials may require extended and expensive development cycles and involve a significant level of testing, trial-and-error and ongoing refinement. Research and development activities are costly and time consuming and do not guarantee successful commercialization or market acceptance. Certain product or material defects or performance issues may only be identified at later stages, including during processing, transportation, fabrication or installation by customers. Such issues could result in product rework, product returns, warranty claims, project delays or product recalls.

In addition to the development and manufacturing challenges, introducing new products also involves additional uncertainties, such as predicting changing consumer preferences, entering new market segments, timing the launch of new products to the markets, their success, and the need to outpace competitors.

Despite our efforts to expand our offering with new products, we may not be successful due to such uncertainties and challenges, which may result, among other things, in higher-than-expected expenses, lower than expected sales, loss of market share and a material adverse effect on our margins and results of operation. In addition, unsuccessful product launches or product performance issues could negatively impact our brand, reputation and customer satisfaction.

For example, as a result of the Lioli Acquisition in 2020, we commenced manufacturing and sales of porcelain slabs for different applications, including countertops as well as facades, flooring and cladding. As a result of the Omicron Acquisition (as defined below), we added natural stone and ancillary products for kitchen installation and fabrication to our list of products. In addition, during the second quarter of 2023, we incurred significant costs associated with the necessary R&D activities for the introduction of a new offering based on alternative materials. During 2025, we also encountered quality issues in certain newly introduced products utilizing new materials and formulations, which required additional testing, refinement and related costs, and may continue to require further development efforts. In response to certain of these issues, we implemented changes in certain manufacturing processes, changes in supply chain and transportation processes and provided additional training and guidance to fabricators and processors where needed. In one instance, these quality issues resulted in a limited and targeted recall from certain fabricator warehouses. Although we believe that the expansion into new products and materials may pose an opportunity to leverage our existing business, no guarantee can be given as to customer demand for the new products.

Addressing these markets entails additional risks and liabilities that should they materialize may have a material adverse effect on our financial results.

If we fail to effectively manage the required changes in our supply chain, we may be unable to serve the market or suffer additional inefficiencies.

Our production and supply chain processes are complex, and they rely on our estimates and forecasts in terms of volume, product mix, and delivery times. These processes involve independent and interdependent suppliers, PBPs, distribution networks, delivery centers and information systems, each of which supports our ability to provide our products to our customers. A failure to accurately forecast consumer preference and market trends or manage necessary inventories, disruptions to our production and supply chain processes, including managing our PBP product production and deliveries, disruption by weather conditions, availability and cost of shipping services, all may hinder the availability of our products in the market, result in loss of sales, increase shipping costs and harm our relationships with our suppliers and customers, damage our brand and reputation and have a material adverse effect on our results of operations.

A sizable proportion of our sales in North America is attributable to a limited number of large retailers; any deterioration of our relationships with such retailers or deterioration in their business performance (in fields relevant to the sale of our products) could adversely impact our results of operations.

We supply our products to retailers or directly to their customers in a manner that may include fabrication and installation services of the countertops. Such services are performed by selected third party contractors (engaged by either us or by the retailer). While we expect that these retailers will continue to offer our products, there is no assurance that such current agreements will continue, be renewed at all or on similar terms. In case these collaborations are terminated or not renewed, our revenue could significantly decrease. These collaborations also depend on our ability to meet the quality and service expectations of the retailers and their customers. Such collaborations also rely on our ability to effectively manage our PBP and their ability to meet customer expectations. If our PBP fail to meet these expectations in any respect, it could affect our customers' decisions regarding these collaborations. See also “— Our reliance on our network of third-party Production Business Partners (PBP), including concentration risks relating to certain products, technologies or geographic regions, could materially adversely affect our competitive position, results of operations or profitability”.

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

In addition, third parties fabricate and install our products as finished countertops. Their performance may impact our relationships with retailers or other business partners, our quality and service level, ESG performance, and ability to manage the installation and fabrication of countertops to meet the end consumers’ demands at reasonable prices. These collaborations also depend on our ability to meet the quality and service expectations of these third-party fabricators and installers. If we are unable to successfully manage the installation and fabrication services performed for us by these third-party fabricators and installers, we may experience relatively high waste of our products used by fabricators for such works, and complaints from end-consumers with respect to supply time, quality and service level of the fabrication and installation, including defects and damages. Such risks could expose us to warranty-related damages, which, if not covered back-to-back by the fabricators engaged by us, could have a materially adverse effect on our financial results, reputation and brand position, and could lead to the termination of our agreements with retailers and end customers.

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

Furthermore, acquisitions may result in carrying a significant amount of intangible assets (including goodwill) on our balance sheet. We have taken impairment changes in the past and may do so again in the future if integration challenges or unforeseen liabilities arise, potentially leading to significant write-downs that could adversely affect our financial condition.

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

Our sales are subject to significant geographic concentration, with the four largest direct markets accounting for 82% of revenues. In 2025, sales in the United States, Australia (including New Zealand), Canada and Israel accounted for 47%, 17%, 13.1% and 4.9% of our revenues, respectively. Our results of operations could be materially and adversely impacted by a range of factors, including spending on home renovation and remodeling and new residential construction in the region (as discussed above), local competitive changes, changes in consumers’ preference regarding engineered stone surfaces, particularly quartz-based and its low silica variations surfaces or countertop preferences in general, and regulatory changes that specifically impact these markets. For example, as recently published Australian regulators have resolved to ban crystalline silica containing engineered stones during 2024, and while we offer alternative products, the introduction of such alternative products in our active markets remains subject to uncertainties and challenges. Since the Australian market is our second largest, loss of any such market share and corresponding revenues would materially and adversely affect our results of operations. In addition, other states and jurisdictions may follow suit and adopt similar legislation adversely impacting our business, and if such occurs in one of our principal markets, the impact may be major. Likewise, our principal markets may also be impacted by other general economic conditions, including in a global or local recession, depression, high inflation or other sustained adverse market events and increases in imports of cheaper engineered stone surfaces from low-cost countries manufacturers into such markets, especially the United States, Australia and Canada. Stronger local currencies could make lower-priced imported goods more competitive than our products. Although we face different challenges and risks in each of the markets in which we operate, due to the existence of a high level of geographic concentration, should an adverse event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

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

We estimate we can continue to expand our brand and the sales of our products in the United States where, according to Freedonia, engineered surfaces represented 4.9% of the total countertops by volume installed in 2024.

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

Sales to third-party distributors accounted for approximately 11% of our revenues in 2025. In our indirect markets, we depend on the success of the selling and marketing efforts of our third-party distributors, and any disruption in our distribution network could materially impair our ability to sell our products or market our brand, which could materially and adversely affect our business and results of operations. As we have limited control over these distributors, their actions could also materially harm our brand and company reputation in the marketplace.

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

Our results of operations have in the past and may in the future be impacted by seasonal factors, weather-related conditions, and construction and renovation cycles. The levels of manufacturing, fabrication, distribution, and installation of our products generally follow activity in the construction and renovation industries. Severe weather conditions, such as unusually prolonged cold conditions, hurricanes, severe storms, earthquakes, floods, fires, droughts, other natural disasters or similar events could reduce, delay or halt the construction and renovation industries in the markets in which we operate, and our businesses may be adversely affected. Markets in which we operate that are impacted by winter weather, such as snowstorms and extended periods of rain, may experience a slowdown in construction activity during the beginning and the end of each calendar year, and this winter slowdown contributes to lower sales in our first and fourth quarters. Natural disasters including tornadoes, hurricanes, floods and earthquakes may damage our facility, the logistic facilities we use or those of our PBPs, which could have a material adverse effect on our business, financial condition and results of operations. For more information, see “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Factors impacting our results of operations”. Adverse weather in a particular quarter or a prolonged winter period can also impact our quarterly results. Our future results of operations may experience substantial fluctuations from period to period as a consequence of such adverse weather. Increased or unexpected quarterly fluctuations in our results of operations may increase the volatility of our share price and cause declines in our share price even if they do not reflect a change in the overall performance of our business.

Furthermore, our ability, and that of our suppliers, PBPs, distributors, customers and other third parties, to develop, manufacture, transport, distribute, sell, install, and use our products is critical to our success. Damage or disruption to our or their operations could occur due to various factors, some of which cannot be foreseen, including, among others, telecommunications failures; power, fuel, or water shortages; strikes, labor disputes or lack of availability of qualified personnel; or other reasons beyond our control or the control of such third parties. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could continue to result in adverse effects on our business, financial condition or results of operations.

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

For more information, see “ITEM 4.B: Information on the Company—Business Overview—Intellectual Property.”

Compliance with continuously evolving privacy and data protection laws and regulations, and any actual or perceived failure to comply with such laws and regulations may result in significant liability, negative publicity, and/or erosion of trust and could have an adverse effect on our revenues, results of operations and financial condition.

We are subject to complex and evolving privacy and data protection laws and regulations in multiple jurisdictions worldwide, including laws governing the collection, use, disclosure and processing of personal data. These laws and regulations, including those applicable to data in used artificial intelligence and machine learning technologies, are rapidly evolving and subject to differing interpretations, which may create uncertainty regarding compliance requirements. Any actual or perceived failure to comply, with applicable privacy and data protection laws, could result in significant fines, penalties, regulatory investigations, litigation, reputational harm or loss of customer trust, which could adversely affect our business and financial condition.

In the United States, state privacy laws including the California Consumer Privacy Act (CCPA), as amended by the California Privacy Rights Act (CPRA), impose extensive obligations with respect to the collection, use, disclosure, and protection of personal data, and provide for regulatory enforcement and, in certain circumstances, private rights of action. Failure to comply with these laws may expose us to significant fines, penalties, litigation and reputational harm. Additionally, the U.S. has recently seen an increase in claims and litigation based on the California Invasion of Privacy Act (CIPA) and the Electronic Communications Privacy Act (ECPA) in regard to tracking tools such as cookies and similar technologies. This trend exposes companies to potential statutory damages, class action lawsuits, and reputational harm. Similarly, in the European Economic Area (EEA) and the United Kingdom, the General Data Protection Regulation (GDPR) and the UK GDPR impose comprehensive requirements on the processing of personal data, with potentially severe administrative fines and other sanctions for violations. In addition, we face ongoing legal and regulatory uncertainty with respect to cross-border transfers of personal data, including evolving laws, regulatory guidance and enforcement practices, which may increase our compliance costs, restrict our ability to transfer personal data internationally or require us to implement additional safeguards.

We are also subject to evolving European privacy laws on cookies and tracking technologies, including the Privacy and Electronic Communications (EC Directive) Regulations 2003, “ePrivacy Directive.” Therein informed and freely given consent is required for the placement of non- essential cookies and similar technologies on websites available in the EEA. The GDPR also imposes conditions on obtaining valid consent for cookies collecting personal data, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulatory decisions have been driving increased attention to cookies and tracking technologies, which could increase compliance costs and subject us to additional liabilities.

In Israel, we are subject to the Privacy Protection Law, 1981 (the “PPL”) its regulations and the guidelines of the Israeli Privacy Protection Authority (“PPA”). Material amendments to the PPL were approved by the Israeli Parliament in August 2025 (“Amendment 13”). The PPL, following Amendment 13, expands the PPA’s authority regarding investigation and enforcement powers, introduces additional obligations relating to the processing of personal data and significantly increases the scope and amount of potential monetary sanctions. We are in the process of implementing the requirements of Amendment 13. Failure to comply with the PPL, its regulations and guidelines issued by the PPA may expose us to administrative fines (which in some cases may reach millions of NIS), civil claims (including class actions), and, in certain cases, criminal liability. In addition, developments relating to the transfer of personal data from the European Union to Israel or other jurisdictions may require us to modify our data practices and incur additional compliance costs.

We may have exposure to greater-than-anticipated tax liabilities.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have applied the guidance in ASC 740, “Income Taxes” in determining our accrued liability for unrecognized tax benefits, which totaled approximately $5.3 million in 2025, $1.7 million in 2024 and $2.9 million in 2023. See also note 11 to our financial statements included elsewhere in this report. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

Our facility in Israel receives different tax benefits as “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (“Investment Law”), with our production lines qualifying to receive different grants and/or reduced company tax rates (7.5% for Bar-Lev activity which was closed during December 2025, 16% for Sdot-Yam activity which was closed during 2023, while 23% is the statutory tax rate in Israel). Therefore, some of our production lines also received tax benefits based on our revenues and the allocation of those revenues between our facilities in Israel. In addition, the portion of our products manufactured by our PBPs is growing, and as a result of these factors, the Israeli Tax Authority (“ITA”) could challenge our allocation of income and contend that a larger portion of our income is subject to higher tax rates. In Israel, there are no tax benefits to production outside of the country. As such, our portion of taxable income in Israel that relates to the growing portion produced by our PBPs might not have tax benefits, based on certain interpretations. The ITA could challenge the allocation of income related to production in Israel and income related to production outside of Israel, which may result in significantly higher taxes. There are currently no legal regulations governing this allocation and certain of the ITA’s internal guidelines have ambiguities. Moreover, we may lose all our tax benefits in Israel since the manufacturing operations outside of Israel exceeds 50% production levels.

The ITA may consider the recent changes in our operations and challenge our tax benefits for prior years’ tax positions further taxes since we are no longer eligible under the Investment Law.

In the United States, H.R. 1, originally known as the 2017 Tax Cuts and Jobs Act (the “TCJA”) made significant changes to the U.S. Internal Revenue Code, including a reduction in the federal income corporate tax rate from a top marginal rate of 35% to a flat rate of 21% and limitations on certain corporate deductions and credits. Subsequent tax legislation, including the recently enacted 2025 One Big Beautiful Bill Act (“OBBA”), generally preserves the core provisions of the TCJA, including the federal income corporate tax rate structure, while modifying, clarifying, or extending certain provisions. The TCJA, as continued and modified by OBBA, requires complex computations to be performed that were not previously required in U.S. tax law, significant judgments to be made in interpreting statutory and regulatory provisions, significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the TCJA and OBBA will be applied or otherwise administered that is different from our interpretation.

Finally, foreign governments may enact tax laws in response to the newly enacted OBBA that could result in further changes to global taxation and materially affect our financial position and results of operations. While we have provided the effect of the TCJA, including OBBA, in our Consolidated Financial Statements as included in Note 11 to our financial statements included elsewhere in this report, the application of accounting guidance for various items and the ultimate impact of the TCJA and OBBA on our business are currently uncertain.

Environmental, health and safety regulations, industry standards and other similar matters may be costly, difficult or impossible to comply with under our existing operations and could negatively impact our financial condition and results of operations.

Our manufacturing facility in India (Gujarat) is subject to Indian federal and Gujarati laws and regulations which may cause us to incur significant costs and liabilities. We are also subject to industry standards and policies imposed by our customers (such as large retailers), relating to environmental, health and safety, as further detailed in “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters.” Other aspects of our activities are subject to local laws wherever we operate. These laws, ordinances and regulations can be subject to change, and such changes could result in increased compliance costs or otherwise adversely affect us.

Violations of environmental, health and safety laws and regulations may lead to civil and criminal sanctions against us, our directors, officers or employees. Liability under these laws and regulations and compliance with various industry standards and policies involves inherent uncertainties and, in some cases, may compel the installation of additional equipment and subject us to substantial penalties, injunctive orders and facility shutdowns, as well as damages to our reputation and brand and may therefore lead to loss in revenue. If our operations are enjoined because of failure to comply with such regulations, or if we are required to install expensive equipment to meet regulatory requirements, it could materially adversely affect the results of operations. Any contemplated expansion of our Indian facility will also need to meet standards imposed by laws, regulations, and other industry standards. Violations of environmental laws could also result in obligations to investigate or remediate potential contamination, third-party property damage or personal injury claims resulting from potential migration of contaminants off-site. Violations of such laws and regulations may also constitute a breach of current or future commercial contracts we have with third parties and impact our cooperation with customers and suppliers.

In addition, the operation of our manufacturing facility in India is subject to applicable permits, standards, licenses and approvals, and, as applicable, permits and approvals required for wind-down, decommissioning and dismantling activities per the Israeli site. Any contemplated expansions or improvements to our Indian facility will be subject to obtaining appropriate permits, and we cannot be certain that such permits will be obtained in a timely matter, or at all. For detailed information, see “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters”. We expect our business licenses to be extended by the relevant authorities for a specified term and we intend to seek subsequent extensions on an ongoing basis. Generally, failure to obtain a permit or license required for the operation of our facilities, or failure to comply with the requirements thereunder, may result in civil and criminal penalties, fines, court injunctions, imprisonment, and operations stoppages. If we are unable to obtain, extend or maintain the business license for any of our facilities, we would be required to cease operations there, which would materially adversely affect the results of operations. Our ability to obtain necessary permits and approvals for our manufacturing facility may be subject to additional costs and possible delays beyond our initial projections. In addition, in order to demonstrate compliance with underlying permits, licenses or approvals, we are required to perform a considerable amount of monitoring, record-keeping and reporting and may incur material costs or liabilities in connection with any violations, or in connection with remediation at our site or certain third-party manufacturing sites if we are found liable in relation thereto.

From time to time, we face compliance issues related to our current or former manufacturing facilities. See “ITEM 4.B: Information on the Company—Business Overview—Environmental and Other Regulatory Matters” for additional information on compliance with environmental, health and safety and other relevant regulations relating to our facilities.

New environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments in India (Gujarat) could require us to make additional unforeseen expenditures. These expenditures and other costs for environmental compliance could have a material adverse effect on our business’ results of operations, financial condition and profitability. The range of reasonably possible losses from our exposure to environmental liabilities in excess of the amounts accrued to date cannot be reasonably estimated at this time.

From time to time, we have encountered workplace safety and environmental, health and safety compliance matters at our facilities.

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

Regulations and industry standards relevant to the closures of our production facilities could negatively impact our financial condition and results of operations.

We are currently managing the dismantling of our manufacturing facilities in Israel and in the U.S. The wind-down and dismantling process may involve additional environmental and workplace safety challenges and liabilities, including with respect to the handling and disposal of materials and waste, and evaluating and addressing the effect of our operations on nearby air, soil or water. While we endeavor to manage these matters through established procedures and oversight, such activities may result from time-to-time regulatory inspections, investigations audits followed by additional compliance requirements and costs. As an example, following the closure of our Richmond-hill, GA facility, county as well as the EPA have launched investigations aimed at ensuring we have in compliance with applicable rules and regulations. While we do not foresee any adverse finding at this stage, the cost and liabilities arising from such addressing findings may have a material adverse effect on our financial results.

From time to time, we are subject to litigation, disputes, or other proceedings, which could result in unexpected expenses and time and resources that could have a materially adverse impact on our results of operation, profit margins, financial condition, and liquidity.

In addition to the product liability tort claims, insurance coverage disputes, and tariff investigations described above we are also involved in several legal disputes, with vendors, competitors, employees, and customers (including a consumer class action), automobile accidents. referenced in “ITEM 8.A: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” In addition to the bodily injury claims (which are detailed under ITEM 3.D. Key Information—Risk Factors – “Results of bodily injury claims may have a material adverse effect on our business, operating results, and financial condition”), from time to time, we are involved in other legal proceedings and claims in the ordinary course of business related to a range of matters, including contract law, intellectual property rights, employment, product liability and warranty claims (including class actions), and claims related to modification and adjustment, or replacement of product surfaces sold.

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

Environmental Social and Governance (or “ESG”) matters, including greenhouse gas emissions, diversity and inclusion, responsible sourcing, human rights, and corporate governance, have gained increased attention from regulators, customers and other stakeholders. In line with our commitment to ESG, as demonstrated by our latest ESG report (2024 Report), we have established certain ESG goals; however, achieving these goals is not guaranteed and may be hindered by operational, regulatory, reputational, financial, legal, and other factors. Additionally, accounting standards and regulations surrounding ESG are subject to change and may result in additional costs for compliance. As the pathway towards achieving such evolving goals is uncertain, we may exert extensive efforts that would not yield our desired results or become a high financial burden. If we fail to meet ESG expectations, it could harm our reputation, negatively impact customer and talent retention, and lead to increased scrutiny from investors and authorities. Damage to our reputation could also reduce demand for our products and services and negatively impact our financial results.

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

Our operating results may suffer due to our failure to manage our international operations effectively or due to regulatory changes in the jurisdictions where we operate

Our products are sold in approximately 60 countries throughout the world. Our raw materials, equipment, and machinery are acquired in different countries, our products are manufactured by us in Israel and India, and by our PBP across the world, while our global management operates from Israel. We are therefore subject to risks associated with having global operations, including risks related to complying with the laws and regulations of various foreign governments and regulatory authorities. These laws and regulations may apply to us, our subsidiaries, individual directors, officers, employees, and agents, and may restrict our operations, trade practices, investment or acquisition decisions or partnership opportunities. Accordingly, our sales, purchases and operations are subject to risks and uncertainties, including, but not limited to:

•	fluctuations in exchange rates and currency exchange regulation;

•	fluctuations in land and sea transportation costs, as well as delays or other changes in transportation and other time-to-market delays, including as a result of strikes;

•	compliance with unexpected changes in regulatory requirements;

•	compliance with a variety of regulations and laws in each relevant jurisdiction;

•	compliance, and the compliance of agents operating on our behalf, with economic sanctions regimes and trade embargoes;

•	difficulties in collecting accounts receivable and longer collection periods;

•	changes in tax laws and interpretation of those laws;

•	taxes, tariffs, quotas, custom duties, trade barriers and other similar restrictions on our sales, purchases and exports which could be imposed by certain jurisdictions;

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

In Australia, federal governments’ group of work safe ministers resolved to ban the use, supply and manufacture of engineered stone slabs containing crystalline silica (including quartz-based products, that constituted a major part of our Australian offering). The ban came into effect on July 1, 2024, in most of Australia’s states and territories. See ITEM 3.D. Key Information—Risk Factors – “Changes in laws and regulations relating to hazards associated with engineered stone surfaces or with the crystalline silica in stone surfaces may adversely and materially affect our business”.

Tariffs, taxes, new laws and regulations or tariffs, safeguards or other trade barriers could require us to change manufacturing sources, increase spending on marketing or product development, withdraw from or not enter certain markets or otherwise take actions that could be adverse to us. We cannot predict what changes to trade policy will be made, nor can we predict the effects that any such changes would have on our business. Another example is the expansive sanctions being imposed by the U.S., EU and other countries against Russia, and any proposed changes to the prior imposition of tariffs on imports from China, Mexico, India and others. Given the unpredictable nature of the U.S.-China relationship and its sizable impact on global economic stability, our business and operating success may be materially adversely affected if recent normalization attempts by these two countries do not endure and additional tariffs or other restrictions on free trade are imposed by either country. Any such changes may impact the level of free trade or tariff prices on goods imported into the United States. Moreover, changes in U.S. political, regulatory, and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our sales in the U.S.

The regulatory framework for privacy and data security issues worldwide is currently in flux and is likely to remain so for the foreseeable future. A failure by us or a third-party contractor providing services to us to comply with applicable privacy and data security laws and regulations may result in sanctions, statutory or contractual damage or litigation.

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

A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders who each own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholder”). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether we are treated as a CFC). Generally, 10% U.S. Shareholders of a CFC are required to report annually and include currently in its U.S. taxable income such 10% U.S. Shareholder’s pro rata share of the CFC’s “Subpart F income”, “net CFC tested income”, and investments in U.S. property by CFCs, regardless of whether we make an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC. An individual that is a 10% U.S. Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a 10% U.S. Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a 10% U.S. Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a 10% U.S. Shareholder with respect to any such CFC or furnish to any 10% U.S. Shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to an investment in our ordinary shares.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.

Generally, if for any taxable year, after the application of certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (Code), we would be characterized as a “passive foreign investment company” (PFIC), for U.S. federal income tax purposes under the Code. Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2025. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Taxation — United States federal income taxation”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them.

Risks Related to our Relationship with Kibbutz Sdot-Yam

Our directors and employees who are members of Kibbutz Sdot-Yam and Tene may have conflicts of interest with respect to matters involving the Company.

As of February 27, 2026, the Kibbutz, together with Tene, being parties to a Shareholders Agreement, beneficially owned 14,029,494 constituting approximately 40.6% of our shares. Both the Kibbutz and Tene are deemed our controlling shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”). For more information, see “ITEM 7.A. Major Shareholders and Related Party Transactions-Major Shareholders.” Two members of our board of directors and a number of our employees are members of the Kibbutz, and we continue to have an operational and business relationship with the Kibbutz. One of our directors, which is a member of the Kibbutz, is also an employee of the Company and serves in a senior position at the Kibbutz (Chairman of the Kibbutz’s Economic Council). As a result, our directors who are members of the Kibbutz may have real or apparent conflicts of interest on matters affecting both us and the Kibbutz and, in some circumstances, such individuals may have interests adverse to us. For example, in the past, the Kibbutz opposed the independent nominees our board of directors proposed to nominate to the board and suggested two alternative nominees identified by the Kibbutz as independent. In addition, our chairman of the board of directors, also serve as partner in Tene. Since such individuals have fiduciary duties to both us and Tene, there may be real or apparent conflicts of interest in this respect as well. See “ITEM 6.A: Directors, Senior Management and Employees—Directors and Senior Management.”

Regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

Our headquarters, and research and development facility in Israel is located on lands owned or leased by the Kibbutz. We have entered into certain land use and other agreements with the Kibbutz pursuant to which the Kibbutz provides us with, among other things, certain services. We are constantly monitoring these services and believe that such services are rendered to us in the normal course of business, and they represent at arm’s length terms. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations. Regulators and other third parties may question whether our agreements with the Kibbutz are in the ordinary course of our business and are no less favorable to us than if they had been negotiated with unaffiliated third parties. The tax treatment for these transactions may also be called into question, which could have a materially adverse impact on our operating results and financial condition. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Under Israeli law, our board, audit committee and sometimes also the shareholders may be required to reapprove certain of our agreements with our controlling shareholders every three years, and absence, or improper approval, may expose us to liability and cause significant disruption to our business.

The Companies Law requires that the authorized corporate organs of a public company approve every three years any extraordinary transaction in which a controlling shareholder has a personal interest and that has a term of more than three years, unless a company’s audit committee determines, solely with respect to agreements that do not involve compensation to a controlling shareholder or his or her relatives, in connection with services rendered by any of them to the company or their employment with the company, that a longer term is reasonable under the circumstances. Our implementation of this requirement with respect to the agreements entered between us and the controlling shareholders may be challenged by regulators and other third parties.

Our audit committee has determined that the terms of all such agreements entered between us and the shareholders are in the best interest of the Company and our shareholders under the relevant circumstances. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

If the relevant corporate organs do not re-approve the agreements in accordance with the Companies Law, we will be required to terminate such agreements, which may expose us to damage claims and legal fees, and cause disruption to our business. In addition, we would be required to find suitable replacements for the services provided to us by the controlling shareholders under these agreements, which may take time, and we can provide no assurance that we can obtain the same or better terms with a third party than those we have agreed to with the controlling shareholders.

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

Any inability to meet the Nasdaq listing requirements may have an adverse effect on our share price and lead to our delisting from Nasdaq.

We are required to meet the continued listing requirements of Nasdaq, including those regarding minimum share price. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share. If the closing bid price of our ordinary shares falls below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market for 31 consecutive business days, we will not be in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance will be 180 days. During the period between November 6, 2025, and November 24, 2025, the closing bid price of our ordinary shares alternately fell below $1.00 per share, and reached a low closing price of $0.86 per share on November 21, 2025.

In the event that our ordinary shares are delisted from Nasdaq due to our failure to continue to comply with the requirements for continued listing on Nasdaq, and are not eligible for listing on another national securities exchange, trading in our ordinary shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange and we could suffer reputational damage and diminished investor, supplier and employee confidence.

Our goodwill or other intangible assets or long-lived assets may become subject to impairment.

As per the U.S. GAAP (ASC 360), we are required to test our long-lived assets for impairment on an annual basis or whenever indicators for potential impairment exist. The Company identifies indicators for impairment, among others, market capitalization, higher interest rates and global slowdown in our markets and the closure of our Sdot-Yam and Richmond Hill and Bar-Lev facilities..

During 2023, we recorded an impairment of $28.5 million mainly related to the Richmond Hill facility and impairment of $16.6 million related to right of use asset at the Sdot-Yam facility.

During 2024, we recorded an impairment of $3.8 million related to the Richmond Hill facility, which we presented as held for sale asset in 2024, and impairment of $3.2 million related to intangible assets related to Omicron and Magrab.

During 2025, we recorded an impairment of $32.7 million related to the Bar Lev plant, an impairment of $6.9 million related to right of use asset at the Bar Lev facility, and impairment of $6.1 million related to Richmond Hill facility.

For additional information, see Note 2, 5 and 9 to the financial statements included in this annual report.

During 2025 and 2024, we sub leased majority of available land in Sdot-Yam facility, and realized partially the lands related to our Richmond-Hill facility and part of the production equipment. We continue to take steps to realize the sale of the main Richmond-Hill facility, including Real-estate and the rest of the production equipment, however our efforts may still not be as successful as we plan.

This testing involves estimates and significant judgments by management. We believe our assumptions and estimates are reasonable and appropriate; however additional adverse changes in key assumptions, including a failure to meet expected earnings or other financial plans, unanticipated events and circumstances such as changes in assumptions about the duration and magnitude of increased supply chain and commodities costs and our planned efforts to mitigate such impacts, further disruptions in the supply chain, increases in tax rates (including potential tax reform) or a significant change in industry or economic trends could affect the accuracy or validity of such estimates and may result in an additional impairment. Any charge or charges could adversely affect our results of operations. See “Critical Accounting Estimates” herein for more information regarding goodwill and other long lived assets impairment testing. Therefore, although we have recorded said impairment charges this year, we cannot guarantee that we will not experience goodwill, other intangible assets or long-lived assets impairments in the future.

Our share price is impacted by reports from research analysts, publicly announced financial guidance, investor perceptions and our ability to meet other expectations about our business.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. As of the date of this Annual Report, we do not have active equity research analyst coverage of our business. If analysts do not establish or reestablish research coverage, we could lose visibility in the market and demand for our shares may decline, which might cause our share price and trading volume to decline.

The price of our ordinary shares could also decline if one or more securities analysts downgrade our ordinary shares or if one or more of those analysts issue other unfavorable commentaries. The market price for our ordinary shares has been in the past, and may be in the future, materially and adversely affected by statements made in reports issued by short sellers regarding our business model, our management and our financial accounting. In the past, we have also faced difficulty accurately projecting our earnings and have missed certain of our publicly announced guidance. If our financial results for that period do not meet our guidance or if we reduce our guidance for future periods, the market price of our ordinary shares may decline. We have experienced in the past, and may experience in the future, a decline in the value of our shares as a result of the foregoing factors and the other various factors reflected in the Item. For example, during November 2025, our share price dropped to an all-time low of US$ 0.86 per share.

ESG and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. We may face reputational damage in the event our corporate responsibility initiatives or objectives do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG score. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our ordinary shares from consideration by certain investors. The ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks. See also “— Failure to meet ESG expectations or standards or a failure to effectively pursue our ESG goals could adversely affect our business, results of operations, financial condition, or stock price.”

The substantial share ownership position of Kibbutz Sdot-Yam and Tene will limit your ability to influence corporate matters.

As of February 27, 2026, the Kibbutz and Tene beneficially owned 14,029,494 ordinary shares constituting 40.6% of our outstanding ordinary shares. As a result of this concentration of share ownership and their voting agreement described above, the Kibbutz and Tene are considered controlling shareholders under the Israeli Companies Law, and, acting on their own or together, will continue to have significant voting power on all matters submitted to our shareholders for approval. These matters include:

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

In recent years, Israeli issuers listed on securities exchanges in the United States have also been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Responding to these types of actions by activist shareholders could be costly and time-consuming for management and our employees and could disrupt our operations or business models in a way that would interfere with our ability to execute our strategic plan.

The market price of the Company’s ordinary shares could be negatively affected by future sales of our ordinary shares.

As of February 27, 2026, we had 34,577,075 shares outstanding. This included approximately 14,029,494 ordinary shares, or 40.6% of our outstanding ordinary shares, beneficially owned by the Kibbutz and Tene, which can be resold into the public markets in accordance with the restrictions of Rule 144 under the Securities Act, including volume limitations, applicable to resales by affiliates or holders of restricted securities.

Sales by our major shareholders, the Kibbutz, Tene or other large shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could materially impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

As of February 27, 2026, 5,775,000 ordinary shares were reserved for issuance under our 2011 option plan and our 2020 Share Incentive Plan of which options to purchase 3,199,195 ordinary shares were outstanding, with a weighted average exercise price of $3.94 per share, and 48,653 restricted stock units (“RSUs”) were outstanding. To the extent they are covered by our registration statements on Form S-8, these shares may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Recently enacted U.S. legislation will require our directors and officers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting requirements contained in Section 16(a) of the Exchange Act and our officers, directors and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

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

We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50% of our assets were located in the United States or (iii) our business were administered principally in the United States. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, we will re-evaluate our qualification as a foreign private issuer on June 30, 2026.  In addition, in June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of a foreign private issuer. This release is the first review of the foreign private issuer framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to foreign private issuers. The concept release outlines several potential approaches to revising the foreign private issuer definition, including updating existing eligibility criteria, adding foreign trading volume requirements, and incorporating an assessment of foreign regulation. Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon Nasdaq exemptions from certain corporate governance requirements that are available to foreign private issuers.

Risks Relating to our Incorporation and Location in Israel

Conditions in Israel and regional instability may adversely affect our operations.

We are incorporated under Israeli law, and our headquarters and principal research and development are located in Israel. Many of our employees, including our Chief Executive Officer, Chief Financial Officer and other senior members of our management team, operate from our headquarters in Israel, and all of our directors are residents of Israel. Accordingly, military, political, and economic conditions in Israel may directly affect our business.

Israel has experienced, and may in the future experience, armed conflicts, terrorist activity, civil unrest, and political instability, which could disrupt our operations and supply chain. Such conditions may result in the call-up of our employees for military reserve duty for extended periods, reducing workforce availability. Armed conflict or terrorist activity may cause physical damage to our facilities or to public infrastructure, utilities, and telecommunications networks in Israel, and Israeli companies may face heightened cybersecurity threats during periods of regional tension. These disruptions could lead to increased operating costs, challenges to business continuity, risks to employee safety, and difficulties in delivering products and services in a timely manner. In addition, counterparties to our agreements may assert force majeure claims based on security conditions in Israel, which could affect our ability to meet contractual obligations or enforce the obligations of others.

Regional instability and armed conflict may have broader adverse effects on economic and financial conditions in Israel, including effects on credit markets, currency valuation, inflation, and labor markets. Prolonged conflicts have in the past required significant mobilization of military reservists, including personnel employed in the sector in which we operate, which may affect workforce availability across the industry. Such conditions may also result in credit rating changes for Israel, which could adversely affect access to capital and general business conditions.

Our commercial insurance does not cover losses resulting from war or terrorist attacks. While the Israeli government has in the past provided compensation for certain damages caused by such events, we cannot assure you that such government compensation programs will continue, or if continued, will be sufficient to compensate us fully for any losses incurred. As of the date of this report, the impact of regional security conditions on our results of operations and financial condition has not been material; however, such impact could increase and may become material if conditions deteriorate. Any significant losses or damages incurred by our Israeli operations as a result of armed conflict, terrorist activity, or related instability could have a material adverse effect on our business, financial condition, and results of operations.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. For instance, the current political tensions between Turkey and Israel have disrupted our commercial arrangements with Turkish suppliers, requiring us to find alternative solutions for our supply chain. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could and negatively impact our business operations.

Our operations may be affected by labor unrest in Israel.

General strikes or work stoppages, including at seaports, have occurred periodically or have been threatened in the past by trade unions due to labor disputes. These general strikes or work stoppages may have a materially adverse effect on the on our business, including our ability to effectively produce in our Indian facility, or at other PBP, as well disrupt our logistics, thereby having a materially adverse effect on our results of operations.

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

During 2023 the company launched a restructuring plan, closing Sdot-Yam manufacturing facility in May 2023, and closing the Bar Lev facility in December 2025, resulting decrease in future tax benefits of the Company. The fact we closed our manufacturing sites in Israel increases our activities outside of Israel which might not be eligible to be included in future Israeli tax benefit programs. We may lose all our tax benefits in Israel and increase our exposure with respect to previous years exempt taxable income.

Historically, some portions of income were tax exempt, but that is no longer the case. In the event of a distribution of a dividend from the tax-exempt income described above, we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) in accordance with the effective corporate tax rate that would have been applied had we not relied on the exemption. In addition to the reduced tax rate, a distribution of income attributed to an “Approved Enterprise” and a “Beneficiary Enterprise” to Israeli shareholders will be subject to 15% withholding tax (in the case of non-Israeli shareholders, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate of 15% or at a lower rate provided under an applicable tax treaty). As for a “Preferred Enterprise,” dividends paid to Israeli shareholders are generally subject to 20% withholding tax from 2014 (in the case of non-Israeli shareholders, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate of 20% or at a lower rate provided under an applicable tax treaty). However, because we announced our election to apply the provisions of Amendment No. 68 prior to June 30, 2015, we will be entitled to distribute exempt income generated by any Approved/Beneficiary Enterprise to our Israeli corporate shareholders tax free (See “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 1959”).

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

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess strategic, managerial, sales, marketing, operational, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. There have been, and from time to time, there may continue to be, changes in our management team resulting from the hiring or departure of executives and key employees, or the transition of executives within our business. For example, during 2025, two members joined our management team. Such changes and transitions in our executive management team may divert resources and focus away from the operation of our business. Furthermore, in recent years we have experienced a trend of relatively high turnover in some sites and roles.

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

Our products are currently sold in approximately 60 countries through a combination of direct sales in certain markets performed by our subsidiaries and indirectly through a network of independent distributors in other markets. We acquired the businesses of our former Australian, Canadian, U.S., Singaporean and Sweden distributors, and established such businesses within our own subsidiaries in such countries. In March 2012, we listed our shares on the Nasdaq Global Select Market. In 2017, we started selling our products in the U.K. directly through our U.K. subsidiary, Caesarstone (UK) Ltd. In October 2020, we acquired a majority stake in Lioli Ceramica Pvt Ltd., an India-based producer of porcelain slabs, which also sells its porcelain products in India and other markets. During the second half of 2025, we completed the acquisition of the remaining equity interests in Lioli and currently hold 100% of the equity interests in Lioli. In December 2020, we acquired Omicron Granite and Tile, a premier stone supplier which operated several locations across Florida, Ohio, Michigan, and Louisiana. We now generate a substantial portion of our revenues in the United States, Australia, and Canada from direct distribution of our products. In July 2022, we also acquired our distributor in Sweden and established Caesarstone Scandinavia AB. In early 2025, we established Caesarstone Germany.

Since 2023, our manufacturing network has been undergoing restructuring, with the focus of optimizing our global production footprint. As part of this strategic plan, we shifted our focus from in-house production activities and discontinued production operations in our Sdot-Yam, Israel, Bar-Lev, Israel and Richmond Hill, GA, USA, production facilities.

We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-143950-7. Our principal executive offices are located at Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel, and our telephone number is +972 (4) 610-9368. In connection with our U.S. securities law obligations, we have irrevocably appointed Caesarstone USA as our agent for service of process in any action against us in any United States federal courts. The address of Caesarstone USA is 1401 W. Morehead Street, Suite 100, Charlotte, NC, 28208. The SEC maintains an internet site at http:/www.sec.gov that contains reports and other information regarding issues that file electronically with the SEC. Our securities filings, including this annual report and the exhibits thereto, are available on SEC’s website. For more information about us, our website is www.caesarstone.com. The information contained in, or connected with, our SEC filings on the SEC internet site and our website shall not be deemed to be incorporated by reference in this annual report.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2025, 2024 and 2023 amounted to $9.0 million, $10.4 million, and $11.2 million, respectively. The majority of our investment activities have historically been related to the purchase of manufacturing equipment and components for our production lines. For additional information on our capital expenditures, see “ITEM 5.B: Liquidity and Capital Resources–Capital expenditures.”

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

2024 Global Countertop Demand By Region

Australia
2%
Africa/Middle east
10%
North America
25%
Latin America
7%
Europe
18%
Asia Pacific
38%

2024 Global Countertop Demand By Type

Other
15%
Quartz
17%
Porcelain
3%
Laminate
8%
Solid Surface
24%
Granite
26%
Marble
7%

The majority of our sales are at the wholesale level of fabricators and distributors and exclude fabrication, installation and other service-related costs.

The engineered stone countertops are a growing category in the countertop market and continue to take market share from other materials, such as granite, manufactured solid surfaces and laminate. Between 1999 and 2024, global engineered quartz sales to end-consumers grew at a compound annual growth rate of 14.3% compared to a 5.2% compound annual growth rate in total global countertop sales to end-consumers during the same period. In 2022, we successfully launched the marketing and sales of porcelain countertops under the Caesarstone brand following the Lioli Acquisition. Porcelain represents one of the fastest growing categories in the global countertop market according to 2024 Freedonia report between 2016 and 2024, the porcelain sales to end-consumers grew at a compound annual growth rate of 30.5%.

In recent years, quartz penetration rate, by volume, other than in Israel, increased in our key markets, as detailed in the following chart:

Engineered Stone (Quartz) penetration in our key markets (according to Freedonia 2024 report).

	For the year ended December 31,
	2024	2022	2020	2016	2014
Region
United States	20%	21%	20%	14%	8%
Australia (not including New Zealand)	48%	48%	47%	45%	39%
Canada	27%	27%	28%	24%	18%
Israel (*)	47%	53%	67%	87%	86%

(*) In Israel, quartz lost market share mainly to porcelain, which increased its market share from a de-minimis rate in 2016 to over 41% in 2024.

Our products consist primarily of engineered stone fabrication and installation related services, natural stone and porcelain slabs that are currently sold in approximately 60 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. Our products are primarily used as indoor & outdoor kitchen countertops in the renovation and remodeling and residential construction-end markets. Other applications for our products include vanity tops, back splashes, furniture, and other interior and exterior surfaces that are used in a variety of residential and non-residential applications High quality engineered stone offers durability, non-porous characteristics, superior scratch, stains and heat resistance levels, making it durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Porcelain is characterized by its hardness and its stain resistance, as well as extreme heat and UV resistance. Through our design and manufacturing processes we can offer a wide variety of compositions, colors, styles, designs, and textures.

From 2010 to 2025, our revenue grew at a compound annual growth rate of 4.7%. From 2024 to 2025, our revenue decreased at an annual rate of 10.4%. In 2025, we generated revenue of $397.2 million, net loss of $137.5 million attributable to controlling interest, an adjusted EBITDA loss of $32.56 million and adjusted net loss attributable to controlling interest of $51.9 million. Adjusted EBITDA and adjusted net income attributable to controlling interest are non-GAAP financial measures. See “ITEM 4.B: Information on the Company—Business Overview—Non-GAAP Financial Measures” below for a description of how we define adjusted EBITDA and adjusted net income attributable to controlling interest and reconciliations of net income to adjusted EBITDA and net income attributable to controlling interest to adjusted net income attributable to controlling interest.

Our Products

Our products are generally marketed under the Caesarstone brand and Lioli brand. In addition, our products sold through IKEA are marketed as LOCKEBO and KASKER.

Most of our surfaces are installed as countertops in residential and commercial kitchens. Other applications of our products include vanity tops, back splashes, exterior surfaces for outdoor kitchens, flooring, cladding and facades.

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

We design our products with a wide range of colors, finishes, textures, thicknesses, and physical properties, which help us meet the different functional and aesthetic demands of professionals and end-consumers. Our designs range from fine-grained patterns to coarse-grained color blends with a variegated visual texture. Through offering new designs, we capitalize on Caesarstone’s brand name and foster our position as a leading innovator in the counter-top and flooring and cladding space.

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

We introduced our original product collection, Classico, in 1987. Launched in 2012, our Supernatural collection, which is marketed as specialty high-end, offers designs inspired by natural stone and which are manufactured using proprietary technology. In 2018, we launched our new Metropolitan collection, inspired by the rough and unpolished textures found in industrial architecture. In 2020, we introduced our Outdoor collection, an innovative product category, which comprises stain resistant surfaces, made of a highly durable material, proven to withstand UV-rays and the most extreme environmental conditions over a long term, intended for use in outdoor kitchens spaces. Following the Lioli Acquisition we began offering porcelain products as well for countertops as well as flooring and cladding applications. In 2024, Caesarstone began transitioning its current portfolio to an alternative blend of materials, introducing crystalline silica-free surfaces (which may contain traces of crystalline silica of up to 1%) made from approximately 80% recycled materials, blended with polyester, and pigments. These advanced fusion surfaces were launched globally under the sub-brand Caesarstone ICON™, addressing the increasing demand for responsible innovation in design.

We regularly introduce new colors and designs to our product collections based on consumer trends. We offer over 70 different colors of engineered stone products, with eight finished and three thicknesses generally available for each collection.

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

Distribution

Our four largest markets based on sales are currently the United States, Australia (including New Zealand), Canada and Israel. In 2025, sales of our products in these markets accounted for 47.0%, 17.0%, 13.1% and 4.9% of our revenues, respectively. Total sales in these markets accounted for 82% of our revenues in 2025. For a breakdown of revenues by geographic market for the last three fiscal years, see “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results.”

Direct Markets

We currently have direct sales channels in the United States, Australia, Canada, Israel, the United Kingdom (“U.K.”), Sweden (Scandinavia), India, Singapore and Germany. Our direct sales channels allow us to maintain greater control over the entire sales channel within a market. As a result, we gain greater insight into market trends, receive feedback more readily from end-consumers, fabricators, architects and designers regarding new developments in tastes and preferences, and have greater control over inventory management. Our subsidiaries’ warehouses in each of these countries maintain inventories of our products and are connected to each subsidiary’s sales department. We supply our products primarily to wholesalers, resellers and fabricators, who in turn resell them to contractors, developers, builders and consumers, who are generally advised by architects and designers. In certain market channels in the U.S., Canada Israel and Australia, we also provide, together with our products, fabrication and installation services, which we source from third party fabricators. We believe that our supply of a fabricated and installed Caesarstone countertop is a competitive advantage in such channels, which enables us to better control our products’ prices as well as to promote a full solution to our customers, while in some of these cases our products are sold under different brands.

During the second half of 2022, we made changes to our distribution strategy in the Israeli market, and began selling directly to major fabricators, in addition to selling through a handful of local distributors Although we still sell our products to distributors in this market, we consider this a direct market due to the warranty we provide to end-consumers, as well as our fabricator technical and health and safety instruction programs and our local sales and marketing activities. In the United States, Australia, Canada, the United Kingdom, Sweden (Scandinavia) and Singapore we have established direct distribution channels with distribution locations in major urban centers complemented by arrangements with various third parties, sub-distributors or stone suppliers in certain areas of the United States.

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

In most cases, we engage one or more distributors to serve a country or territory. Today, we sell our products in approximately 40 countries through third-party distributors, and  approximately 60 countries in total. Sales to third-party distributors in such indirect markets accounted for approximately 11.0% of our revenues in 2025. This strategy often allows us to accelerate our penetration into multiple new markets. Our distributors typically have prior stone surface experience and close relationships with fabricators, builders and contractors within their respective territory.

We work closely with our distributors to assist them in preparing and executing a marketing strategy and comprehensive business plan. Ultimately, however, our distributors are responsible for the sales and marketing of our products and providing technical support to their customers within their respective territories. To assist some of our distributors in the promotion of our brand in these markets, we provide marketing materials and in certain cases, monetary participation in marketing activities. Our distributors devote significant effort and resources to generating and maintaining demand for our products along all levels of the product supply chain in their territory. To this end, distributors use our marketing products and strategies to develop relationships with local builders, contractors, developers, kitchen and bath retailers, architects and designers. Certain distributors, as well as sub-distributors, do not engage in brand promotional activities and their activities are limited to sales promotion, warehousing and distributing to fabricators or other customers.

We do not control the pricing terms of our distributors or sub-distributors’ sales to customers, nor do we control their purchasing and inventory policy. As a result, prices for our products may vary and their inventory policies may affect their purchases.

Sales and Marketing

Sales

We manufacture or source our products based upon our rolling projections of the demand for our products.

We are operating under a regional structure which consists of U.S., Canada, APAC, EMEA and Israel. Each of our subsidiaries is responsible for its direct revenues, with the responsibility of the majority of third-party distribution partners handled by our Rest of World team.

We believe our products still have significant growth opportunities in the United States, Canada and Europe. For information on sales trends in the markets in which we operate, see “ITEM 5: Operating and Financial Review and Prospects—Components of statement of income”. In 2016, we established a direct sales channel in the United Kingdom and starting in January 2017 we have been selling and distributing our products in the U.K. directly through our U.K. subsidiary. In December 2020, we acquired Omicron, a premier stone supplier servicing the Florida, Ohio, Michigan, and Louisiana markets in the U.S. In July 2022, we acquired a leading distributor in Sweden, establishing first direct Go-To-Market presence in E.U. under Caesarstone Scandinavia AB. During 2025 we established subsidiary in Germany. We intend to continue to invest resources to further strengthen and increase our penetration in our existing markets. We are also exploring alternative sales channels and methodologies to further enhance our presence in each market.

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

The goal of our marketing activities is to drive marketing and sales efforts across the regions, generate substantial consumer and partners awareness, preference and demand, fostering strong relationships across all channels: kitchen and bath retailers, fabricators, contractors, architects and designers, with a “push-and-pull demand strategy.” We combine both pushing our brand and products through all levels of the product supply chain while generating demand from end-consumers as a complementary strategy.

We implement a multi-channel marketing strategy in each of our territories and market not only to our direct customers, but to the entire product supply chain, including fabricators, developers, contractors, kitchen retailers, builders, architects and designers. Such marketing channels include, among others: advertisements in home interior magazines and websites, the placement of our display stands and sample books in kitchen retails stores and fabrication showroom. our company’s digital platforms website are offering 3 dedicated websites in every region, for end consumers, the design community (Caesarstone studio) and fabricators (Master of Stone) and social media presence. We share professional knowledge with fabricators about our products and their capabilities, installation methods and safety requirements through manuals, seminars and webinars. In addition, our “Master of Stone” program operates as an online training platform, with content aimed at educating fabricators on the topics of Health & Safety, professional know-how and added value content for fabrication plant managers and making safety and professional working guidelines accessible to our fabricators worldwide.

Our marketing materials are developed by our global marketing department in Israel and are used globally, in addition to local marketing initiatives in the regions. In 2025, we spent $21.2 million on direct marketing and promotional activities.

Our digital platforms’ websites are a key part of our marketing strategy enabling us to create data-driven personal relationships, on and off site, in order to increase engagement, lead generation and conversion to sale. Our websites enable our business partners, customers and end-consumers to view currently available designs, photo galleries of installations of our products in a wide range of settings, instructions with respect to the correct usage of our products and offer an innovative cutting-edge experience with rich content and interactive tools to empower and guide consumers at any stage of their renovation journey. On November 12, 2024, Caesarstone has been recognized by Forbes Advisor as one of the Top WordPress Website. We also conduct marketing activity in the social media arena mainly to increase our brand awareness among end-consumers, architects and designers.

We also seek to increase awareness of our brand and products through a range of other methods, such as trade shows, home design shows, design competitions, media campaigns, influencer marketing and through our products’ use in high profile projects and iconic buildings. In recent years, we have collaborated with renowned designers, who created exhibitions and designs from our products. Our design initiatives attracted press coverage around the world.

Research and Development

Our research and development (“R&D”) department is primarily located in Israel. As of December 31, 2025, our corporate R&D department was comprised of 19 employees, all of whom have extensive experience in engineered stone and porcelain surface manufacturing, polymer science, engineering, product design and engineered surfaces applications. In 2025, R&D costs accounted for approximately 1.4% of our revenues.

The strategic mission of our R&D team is to develop and maintain innovative and leading technologies and top-quality designs, develop new and innovative products according to our marketing department’s roadmap, increase the cost-effectiveness of our manufacturing processes and raw materials, and generate and protect company intellectual property in order to enhance our position in the engineered stone surface industry. Our R&D efforts are also focused on the development of innovative CSF products, currently primarily tailored for the Australian market. In addition, the department has expanded its focus to include the development of porcelain products for various global markets and diverse applications and works in close collaboration with our manufacturing facility in Lioli, India. In addition, our R&D team interfaces with our PBPs in connection with the implementation of new products and developments, as well as ongoing quality, consistency and specification compliance initiatives. We also study and evaluate consumer trends by attending industry exhibitions and hosting international design workshops with market and design specialists from various regions

Customer Service

We believe that our ability to provide outstanding customer service is a strong competitive differentiator. Our relationships with our customers are established and maintained through the coordinated efforts of our sales, marketing, production and customer service personnel. In our direct markets, the warranty period varies. We provide end-consumers with various warranties depending on the relevant markets ranging from a ten-year limited warranty to limited lifetime warranties in selected markets such as the United States, Canada and Israel. In our indirect markets, end-consumers, and warranty issues on our products are addressed by our local distributor. We provide all our distributors with a limited direct manufacturing defect warranty and our distributors are responsible for providing warranty coverage to end customers. The warranties provided by our distributors vary in term. In our direct markets, following an end-consumer call, our technicians are sent to the product site within a short time. We provide readily accessible resources and tools regarding the fabrication, installation, care and maintenance of our products. We believe our comprehensive global customer service capabilities and the sharing of our service-related know-how differentiate our company from our competitors.

Raw Materials

Minerals, polyester, glass and pigment are the primary raw materials used by our PBPs in the production of our engineered stone products and are sourced and purchased directly by our PBPs. Prior to the closure of all of our engineered stone manufacturing facilities, including through 2025 until the closure of our Bar-Lev facility, we also purchased these raw materials directly from third-party suppliers for use in our own manufacturing operations.

In addition, we acquire raw materials for our porcelain manufacturing operations in India from third-party suppliers. Suppliers ship raw materials for our porcelain to our manufacturing facility in India primarily by sea. Our raw materials are generally inspected at the suppliers’ facilities and upon arrival at our manufacturing facility in India. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our manufacturing facility, and tariffs if applicable. Our raw materials costs are also impacted by changes in foreign currency exchange rates.

Production Business Partners Relationships

Following the closure of our engineered stone production facilities we have shifted to produce products using PBPs located in the Far East, India, the Middle East and Europe. During 2025, approximately 73% of our total engineered stone sourcing was manufactured by PBPs, and this trend is expected to significantly increase during 2026 to include all of our engineered stone products.

During 2025, approximately 49% of our products manufactured by PBPs (or approximately36% of our total engineered stone products manufactured) were sourced from one PBP (“Supplier A”), and approximately 31% of our products manufactured by PBPs (or approximately 23% of our total engineered stone products manufactured) were sourced from a second PBP (“Supplier B”).

We maintain commercial relationships with both Supplier A and Supplier B, governed by commercial arrangements that are periodically renewed. Our relationships with these suppliers include customary confidentiality and intellectual property protection arrangements, and certain of our proprietary technology and equipment used in manufacturing are supplied by us and are subject to return upon termination of the applicable arrangements.  We also implement measures designed to protect our proprietary technology and manufacturing know-how at our PBP facilities. A significant portion of the production capacity of Supplier A is dedicated to manufacturing products for us, and Supplier B’s production is dedicated to manufacturing products for us.

Manufacturing and Facilities

Following the closure of our Sdot-Yam and Richmond-Hill facilities during 2023, and Bar-Lev facility during 2025, our engineered products are now manufactured by our third party PBP partners, and our porcelain products are manufactured at our in-house manufacturing facility located in Morbi, Gujarat in India and by our third party PBP partners.

Finished slabs are shipped from our facility in India, or from our PBP, to distribution centers worldwide, to third-party distributors or directly to customers worldwide. For further discussion of our facilities, see “ITEM 4.D: Information on the Company—Property, plants, and equipment.”

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

We maintain strict quality control and safety standards for our products and manufacturing processes both in our facility as well as with our PBP. Our manufacturing facility in India holds an ISO 45001 safety certifications from TUV, which is valid until May 2027.

In addition, since 2018 we have increased our outsourcing capabilities and currently purchase a large portion of our product from our PBPs including natural stone, engineered stone, porcelain and ancillaries. We conduct quality control and quality assurance processes with respect to such products. In 2025, products produced by third parties accounted for approximately 51 % of revenues, and we are aiming to increase purchases from PBPs in 2026. For more information, see ITEM 3.D: Key Information—Operational Risks.

Seasonality

For a discussion of seasonality, please refer to “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Factors impacting our results of operations” and “ITEM 5.A: Operating and Financial Review and Prospects—Operating Results—Seasonality.”

Competition

We believe that we compete principally based upon product quality, breadth of colors and designs offering and innovation, brand awareness and position, pricing and customer service. We attempt to differentiate ourselves from competitors on the basis of our premium brand, our signature product designs, our products and designs innovation, our ability to directly offer our products in major markets globally, our focus on the quality of our product offerings, our customer service-oriented culture, our high involvement in the product supply chain and our leading distribution partners.

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

Information technology infrastructure is required to support our daily operations and the growth of our business.

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

We are implementing digitalization across our organization to better streamline processes and support our business strategy. We are investing in digital transformation projects to enhance consumer engagement and customer experience. Our technological and digital investments will be geared towards operational enhancements in inventory management and production, along with transforming our go-to-market tools. We seek to update our IT infrastructure to enhance our ability to prevent and respond to cyber threats and conduct training for our employees in this respect. For further details, see “ITEM 3.D. Key Information—Risk Factors—Disruptions to or our failure to upgrade and adjust our information technology systems globally may materially impair our operations, hinder our growth, and materially and adversely affect our business and results of operations”.

Intellectual Property

Our Caesarstone brand is central to our business strategy, and we believe that maintaining and enhancing the Caesarstone brand is critical to expanding our business.

We have obtained trademark registrations in certain jurisdictions that we consider material for the marketing of our products, including CAESARSTONE® and our Caesarstone logo. We have obtained trademark registrations for additional marks that we use to identify certain product collections, as well as other marks used for certain of our products. While we expect our current and future applications to mature into registrations, we cannot be certain that we will obtain such registrations. In many of our markets we also have trademarks, including registered and unregistered marks, on the colors and models of our products. We believe that our trademarks are important to our brand, success and competitive position. In order to mitigate the risk of infringement, we conduct an ongoing review process before applying for registration. However, we cannot be certain that third parties will not oppose our application or that the application will not be rejected in whole or in part. In the past, some of our trademark applications for certain classes of our products’ applications have been rejected or opposed in certain markets and may be rejected for certain classes in the future, in all or parts of our markets, including, without limitation, flooring and wall cladding. We are currently subject to various proceedings regarding our Caesarstone trademark applications in various jurisdictions.

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

Environmental and Other Regulatory Matters

Environmental and Health and Safety Regulations

Our manufacturing facility in Gujarat, India is subject to Indian environmental and workers’ health and safety laws and regulations, and our supply chain operations are subject to applicable local laws and regulations. Laws and regulations govern, among other things, exposure to pollutants, protection of the environment; setting standards for emissions; generation, treatment, import, purchase, use, storage, handling, disposal and transport of hazardous wastes, chemicals and materials, including sludge; discharges or releases of hazardous materials into the environment, soil or water; permissible exposure levels to hazardous materials; product specifications; nuisance prevention; soil, water or other contamination from hazardous materials and remediation requirements arising therefrom; and protection of workers’ health and safety.

In addition to being subject to regulatory and legal requirements, our manufacturing facility in India operate under applicable permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards.

Our site in India has a Factory License which is a basic license issued by the Inspectorate of Factories, which is in effect until December 31, 2028. The site in India has also obtained a Consent to Operate (the “CTO”) from the State Pollution Control Board, which is a permit issued to any factory in India with all the compliance requirements related to environmental aspects, such as air emission, water and wastewater management, waste management. The CTO is valid until April 10, 2029, and following a renewal process we believe we are to receive an extended CTO in the coming weeks. In connection with the discontinuation of operations and dismantling of our Israeli manufacturing facilities, we are required to conduct a soil survey (and, if applicable, additional surveys) pursuant to the terms of our poison permit and/or other applicable permits, licenses or approval, and we may be required to undertake additional actions or incur additional costs in connection therewith.

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

Official representatives of the health and safety and environment authorities in Gujarat visit our facility from time to time, to inspect issues such as workplace safety, industrial hygiene, monitoring lockout tag out programs, exposure and emissions, water treatment, noise and others. Such inspections may result in citations, penalties, revocation of our business license or limitations or shut down of our facility’ operations. It may also require us to make further investments in our facility.

Following the closure of Sdot–Yam and Bar-Lev production facilities, we require to update the business license according with the current activities on the site. We have started the process and have already got all the necessary approvals from the required authorities, aside from the Fire Department, which has not yet been received.

During February 2026, Bryan County, GA and the Georgia Environmental Protection Division launched inquiries into alleged contamination at the closed facility in Richmond Hill and whether any remediation obligations apply to the company. The Company is currently cooperating with the relevant authorities in connection with these inquiries and has not identified any grounds for any allegations against it.

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

•
“Risks related to our incorporation and location in Israel—Conditions in Israel, including Israel’s conflicts with Hamas, Hizballah, Iran and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.”

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

In arriving at our presentation of non-GAAP financial measures, we exclude items that either have a non-recurring impact on our income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude share-based compensation expenses to facilitate a better understanding of our operating performance, since these expenses are non-cash and accordingly, we believe they do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements (both gain or loss) and loss contingencies, due to the difficulty in predicting future events, their timing and size;

•	Impairment expenses;

•	material items related to business combination activities important to understanding our ongoing performance;

•	expenses related to our share-based compensation;

•	significant one-time non-recurring items (both gain or loss);

•	material extraordinary tax and other awards or settlements, both amounts paid and received; and

•	tax effects of the foregoing items.

	2025	2024	2023
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$73,280	$96,675	$91,939
Share-based compensation expense (a)	51	90	95

Amortization of assets related to acquisitions	270	282	285
Non recurring items related to restructuring (b)	180	672	3,924
Other non-recurring items	1,855	181	(304)
Adjusted Gross profit	$75,636	$97,900	$95,939

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.
(b)	In 2025, reflects mainly to restructuring; In 2024 and 2023 reflects residual operating expenses related to closed plants.

	2025	2024	2023
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(137,759)	$(42,976)	$(108,240)
Finance expenses (income), net	7,766	9	(1,069)
Taxes on income	4,284	1,081	21,281
Depreciation and amortization	14,807	17,742	30,007
Legal settlements and loss contingencies, net (a)	25,555	7,242	(4,770)
Contingent consideration adjustment related to acquisition	-	(53)	264
Share-based compensation expense (b)	1,200	2,044	1,025
Restructuring expenses (income) and Impairment related to long lived assets (c)	48,753	1,007	47,939

Non recurring items related to restructuring	979	2,054	4,438
Other non-recurring items	1,855	325	(304)
Adjusted EBITDA	$(32,560)	$(11,525)	$(9,429)

(a)	Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.

(c)	Including long-lived assets impairment and restructuring expenses related to plants closure.

	2025	2024	2023
Reconciliation of Net Income (loss) Attributable to Controlling Interest to Adjusted Net Income Attributable to Controlling Interest:
Net income (loss) attributable to controlling interest	$(137,467)	$(42,832)	$(107,656)
Legal settlements and loss contingencies, net (a)	25,555	7,242	(4,770)
Contingent consideration adjustment related to acquisition	-	(53)	264
Amortization of assets related to acquisitions, net of tax	376	2,135	2,142
Share-based compensation expense (b)	1,200	2,044	1,025
Non-cash revaluation of lease liabilities (c)	4,163	(2,039)	(1,556)
Impairment expenses related to long-lived assets (d)	48,753	1,007	47,939
Non recurring items related to restructuring	979	2,054	4,438
Other non-recurring items	1,855	325	(304)
Total adjustments before tax	82,881	12,715	49,178
Less tax on above adjustments (e)	(2,660)	(328)	(12,035)
Total adjustments after tax	85,542	$13,043	$61,213
Adjusted net income (loss) attributable to controlling interest	$(51,925)	$(29,789)	$(46,443)

(a)	Consists of legal settlements expenses and loss contingencies, net related to product liability claims and other adjustments to ongoing legal claims, including related legal fees.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the company.

(c)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.

(d)	Including long-lived assets impairment and restructuring expenses related to plants closure.

(e)	Based on the effective tax rates of the relevant periods.

C.	Organizational Structure

The legal name of our company is Caesarstone Ltd.

Caesarstone was organized under the laws of the State of Israel. We have 8 direct wholly-owned subsidiaries: Caesarstone Australia PTY Limited, which is incorporated in Australia, Caesarstone South East Asia PTE LTD, which is incorporated in Singapore, Caesarstone (UK) Ltd., which is incorporated in the United Kingdom, Caesarstone Canada Inc., which is incorporated in Canada, Caesarstone Scandinavia AB, which incorporated in Sweden, Caesarstone USA, Inc., which, together with its two wholly-owned subsidiaries, Caesarstone Technologies USA, Inc. and Omicron LLC, are incorporated in the United States, and Caesarstone Germany, which incorporated in Germany. In addition, following Lioli call option utilization, Caesarstone Ltd. holds 100% interest of Lioli, incorporated in India.

We operate based on regional structure with teams in each of our mentioned subsidiaries.

D.	Property, Plants and Equipment

Our Headquarters are located in Israel and our manufacturing facility is located in India. The following table sets forth our most significant facilities as of December 31, 2025:

Properties	Issuer’s Rights	Location	Purpose	Size
Kibbutz Sdot-Yam(1)	Licensee under Land Use Agreement	Caesarea, Central Israel	Headquarters, research and development center (Former Manufacturing facility)	Approximately 30,000 square meters of facility and approximately 48,000 square meters of un-covered yard*
Bar-Lev Industrial Park manufacturing facility (2)	Licensee under Land Use Agreement	Carmiel, Northern Israel	Former Manufacturing facility	Approximately 23,000 square meters of facility and approximately 50,000 square meters of un-covered yard**
Belfast Industrial Center (3)	Ownership	Richmond Hill, Georgia, United States	Former Manufacturing facility	Approximately 26,000 square meters of facility and approximately 157,000 square meters of yard
Bharat Nagar	Ownership (4)	Morbi, Gujarat, India	Manufacturing facility	Approximately 60,000 square meters of facility and approximately 55,000 square meters of open land, gas yard, effluent treatment plant, labor colony and roads

* Square-meter figures with respect to properties in Israel are based on data measured by the relevant municipalities used for local tax purposes.

** Square-meter figures based on data used by Israeli municipalities for local tax purpose is adjusted to reflect the property leased from Kibbutz Sdot-Yam as agreed between us and the Kibbutz during 2014.

(1)
Licensed pursuant to a land use agreement with Kibbutz Sdot-Yam entered in March 2012 with a term of 20 years, most of the property is sub-licensed to third parties. The lands on which these facilities are located are held by the Israeli Land Administration and is leased or subleased by Kibbutz Sdot-Yam subject to certain use restrictions. See “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land use agreement.” This facility is classified as a ”right of use asset” in our consolidated financial statements in accordance with applicable accounting standards.

(2)
Under a land use agreement with Kibbutz Sdot-Yam entered into in March 2011, now extended until March 31, 2031, the property owned by Israeli Land Administration is leased by Sdot-Yam and we are granted a land use agreement. For more information, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship and agreements with Kibbutz Sdot-Yam—Land purchase agreement and leaseback.” This facility is classified as a “right of use asset” in our consolidated financial statements in accordance with applicable accounting standards.

(3)
On September 17, 2013, Caesarstone Technologies USA Inc. entered into a purchase agreement for the purchase of land in Richmond Hill, Georgia, United States for a new U.S. manufacturing facility, the construction of which was completed in 2015. The Richmond Hill manufacturing facility ceased operations during January 2024, and Caesarstone Technologies USA Inc. has been in the process of selling such properties. This facility is classified as an “asset held for sale” in our consolidated financial statements in accordance with applicable accounting standards.

(5)	Owned by Lioli, 100% held by the Company

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

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated income statements and cash flow statements for each of the three years ended December 31, 2025, 2024 and 2023, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. See “ITEM 3.D: Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Company overview

We are a leading brand of high-end engineered surfaces used primarily as countertops in residential and commercial buildings. We design, develop and produce engineered stone and porcelain products that offer aesthetic appeal and functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, and other interior and exterior surfaces. Our high-quality engineered stone surfaces are marketed and sold under our premium Caesarstone brands. We believe our products accounted for approximately 3.3% of global engineered stone by volume in 2024 (based on 2024 Freedonia report). Our sales in the United States, Australia (including New Zealand), Canada and Israel, our four largest direct markets, accounted for 47.0%, 17.0%, 13.1% and 4.9% of our revenues in 2025. We believe that our revenues will continue to be highly concentrated among a relatively small number of geographic regions for the foreseeable future. For further information with respect to our geographic concentration, see “ITEM 3.D: Key Information—Risk Factors—Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets, or to sales to a major customer therein, could materially and adversely impact our results of operations and prospects.”

Between 2010 to 2025, our revenue grew at a compound annual growth rate of 4.7% driven mainly by the continued quartz penetration and the Lioli and Omicron acquisitions, increased remodeling spending in all our top three markets and growth in the residential segment in the United States, our largest market. In addition, the portion of innovative designs within our offering increased over time. Our revenue trend reversed, and revenues decreased by 10.4% during 2025. See “—Comparison of period-to-period results of operations—Year ended December 31, 2025, compared to year ended December 31, 2024—Revenues” for additional information

During 2025, our gross margin decreased from 21.8% to 18.4% (our adjusted gross margin decreased from 22.1% to 19.0%), and our margin of net loss attributable to controlling interest in 2025 was 34.6% compared to loss of 9.7% in 2024. The margin of the adjusted net loss attributable to controlling interest increased from an adjusted net loss of 6.7% in 2024 to an adjusted net loss of 13.1% in 2025.

Adjusted EBITDA was negative and its margin decreased from a negative 2.6% in 2024 to a negative Adjusted EBITDA of 8.2% in 2025. We define each of such margins by dividing adjusted gross profit, adjusted EBITDA, and adjusted net income (loss) attributable to controlling interest, respectively, by revenues. Adjusted EBITDA, adjusted gross profit, and adjusted net income (loss) attributable to controlling interest are non-GAAP financial measures, see “ITEM 4.B: Information on the Company—Business Overview—Non-GAAP Financial Measures” for a description of how we define adjusted EBITDA and adjusted net income (loss) attributable to controlling interest and reconciliations of net (loss) income to adjusted EBITDA and net (loss) income attributable to controlling interest to adjusted net (loss) income attributable to controlling interest.

We attribute the decrease in the adjusted EBITDA margin mainly due to lower sales including also lower average selling prices, increased manufacturing costs per unit due to lower capacity utilization which resulted in lower fixed-costs absorption, increased logistics costs and increase in Tariffs to the U.S. market partially offset by savings from increased portion of product sales that are produced with our PBPs and operating expenses savings.

Our mission is to be the leading choice for surfaces all around the world. We believe that a significant portion of our future growth will come from our U.S. market where we see the greatest growth opportunity. We believe that in order to remain competitive in the long term, we will need to grow our business both organically and through acquisitions.

As part of the Company’s business growth strategy, strategic acquisitions are considered opportunities to enhance our value proposition through differentiation and competitiveness. In recent years and as further described below, we have successfully executed on this strategy, including our 2020 acquisitions of Lioli, an India-based developer and producer of porcelain countertop slabs with manufacturing facilities in India, in respect of which, during 2025, we completed the acquisition of the remaining minority interests and currently hold 100% of the equity interests in Lioli; Omicron, a premier stone supplier operating in several locations across the United States in Florida, Ohio, Michigan and Louisiana, which now operate as part of our United States operations; and Caesarstone Scandinavia a Swedish distributor acquired during 2022.

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

•
Our revenues and results of operations traditionally exhibit some quarterly fluctuations as a result of seasonal influences which impact construction and renovation cycles. Due to the fact that certain of our operating costs are fixed, the impact of such fluctuations on our profitability could be material. We believe that the second and third quarters tend to exhibit higher sales volumes than the other quarters because demand for our surfaces and other products is generally higher during the summer months in the northern hemisphere with the effort to complete new construction and renovation projects before the new school year. Conversely, the first quarter is typically impacted by the winter slowdown in the northern hemisphere in the construction industry and might impact sales in Israel depending on the timing of the spring holiday a particular year. Similarly, sales in Australia during the first quarter are negatively impacted by fewer construction and renovation projects. The fourth quarter is susceptible to being impacted by the onset of winter in the northern hemisphere. These trends were not visible during recent years which was affected by challenging macro-economic conditions impacting our revenues.

•
We conduct business in multiple countries in North America, South America, Europe, Asia-Pacific, Australia, and the Middle East and as a result, we are exposed to risks associated with fluctuations in currency exchange rates between the U.S. dollar and certain other currencies in which we conduct business. A significant portion of our revenues is generated in U.S dollar, and to a lesser extent the Australian dollar, Canadian dollar, Euro and NIS. In 2025, 48.8% of our revenues were denominated in U.S. dollars, 17.0% in Australian dollars, 13.1% in Canadian dollars, 7.2% in Euros and 4.8% in NIS. As a result, devaluations of the Australian dollars, and to a lesser extent, the Canadian dollar relative to the U.S. dollar may unfavorably impact our profitability. Our expenses are largely denominated in U.S. dollars, NIS and Euro, with a smaller portion in Australian dollars and Canadian dollars. As a result, appreciation of the NIS, and to a lesser extent, the Euro relative to the U.S. dollar may unfavorably affect our profitability. We attempt to limit our exposure to foreign currency fluctuations through forward contracts, which, except for U.S. dollar/NIS forward contracts, are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. We generally engage in derivatives transactions, such as forward contracts, to hedge against the risks associated with our foreign currency exposure. Our strategy to hedge our cash flow exposures involves consistent hedging of exchange rate risk in variable ratios up to 100% of the exposure over rolling 12 months. As of December 31, 2025, we did not have any outstanding forward contracts. Usually the forward contracts are for a period of up to 12 months. Hedging results are charged to finance expenses, net, and therefore, do not offset the impact of currency fluctuations on our operating income. Our U.S. dollar/NIS forward contracts are charged to operating expenses as designated hedge instruments, partially offsetting the impact of the U.S. dollar/NIS currency fluctuations on our operating income (loss). While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations. For further discussion of our foreign currency derivative contracts, see “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.”.)

Components of statements of income

Revenues

We derive our revenues from sales of surfaces to a lesser extent, their fabrication and installation services, and ancillaries. Our products are mostly sold to fabricators and resellers in our direct markets and to third-party distributors in our indirect markets. The purchasers of our products in our non-direct markets are our third-party distributors who, in turn, fabricate or sell to local fabricators and re-sellers. Our direct sales accounted for 89% of our revenues, for the years ended December 31, 2025.

Revenue is recognized when a customer obtains control of promised goods or when services have been rendered in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

The warranties that we provide vary by market. In our indirect markets, we provide all our distributors with a limited direct manufacturing defect warranty. In all our indirect markets, distributors are responsible for providing warranty coverage to end-customers. In our direct markets we provide end-consumers with a limited warranty on our products for varying applications and duration. Based on historical experience, warranty issues are generally identified within one and a half years after the shipment of the product and a significant portion of defects are identified before installation. We record a reserve on account of possible warranty claims, included in our cost of revenues. During 2025 warranty claims expenses were 0.8% from our Cost of Goods Sold. Historically, warranty claims expenses have been low, accounting for approximately 0.2% of our total Cost of Goods Sold.

The following table sets forth the geographic breakdown of our revenues during the periods indicated

	Year ended December 31,
	2025		2024		2023
Geographical Region	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD	% of total revenues	Revenues in thousands of USD
United States	47.0%	186,885	49.5%	$219,559	48.1%	$271,647
Canada	13.1%	51,874	13.9%	61,749	13.4%	75,462
Latin America	0.4%	1,461	0.3%	1,392	0.6%	3,285
Australia (incl. New Zealand)	17.0%	67,480	17.0%	75,388	18.8%	106,223
Asia	4.6%	18,224	4.6%	20,577	4.6%	25,959
EMEA	13.1%	51,952	10.6%	47,121	10.6%	59,908
Israel	4.9%	19,352	3.9%	17,435	4.0%	22,747
Total	100%	397,228	100.0%	$443,221	100.0%	$565,231

Revenue in 2025 was $397.2 million compared to $443.2 million in the prior year. On a constant currency basis, 2025 revenue was lower by 10.5% year-over-year, mainly due to lower volume resulting from competitive pressures and macroeconomic headwinds which include higher tariffs, higher interest and inflation rates and lower ASP. The decrease in 2024 revenues compared to 2023 on a constant currency basis was 21.5% mainly due to lower volume resulting from macroeconomic headwinds which includes higher interest rates and higher inflation and competitive pressures and lower ASP mainly due to Australia ban.

Revenues in the U.S. decreased by 14.9% in 2025 compared to a decrease of 19.2% in 2024. The decrease in 2025 is mainly due to competitive pressures and macroeconomics which resulted in lower sales volumes, while the decrease in 2024 was mainly due to lower volume, lower ASP and lower sales of natural stone and ancillaries.

Revenues in Canada decreased by 16.0% in 2025 mainly due to macroeconomic headwinds compared to a decrease of 18.2% in 2024, representing 14.0% decrease and 17% decrease on a constant-currency basis, respectively.

Revenues in Latin America increased by 5.0% in 2025 compared to a decrease of 57.6% in 2024.

Revenues in Australia decreased by 10.5% in 2025 compared to a decrease of 29% in 2024. The decrease in 2025 is mainly due to lower volume and lower ASP due to the Australia ban. On a constant currency basis, revenues in Australia decreased by 8.5% in 2025 and decrease by 28.8% in 2024.

Revenues in Asia decreased by 11.4% in 2025 compared to a decrease of 20.7% in 2024 mainly due to lower volume resulting from macroeconomic headwinds and competitive pressures. On a constant currency basis, revenues in Asia decreased by 10.4% in 2024 and decreased by 21.1% in 2024.

Revenues in EMEA increased by 10.3% in 2025 and decrease by 21.3% in 2024 mainly due to higher volume resulting from improved market conditions and investment in this market. On a constant-currency basis, revenue increase in EMEA by 6.2% in 2025 and decrease by 22.1% in 2024.

Revenues in Israel increase by 11.0% in 2025 compared to a decreased of 23.4% in 2024. On a constant currency basis, revenues decreased by 3.1% in 2025 and by 23% in 2024. The increase was primarily attributable to increased activity in the market following the end of the war on terror.

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

Our cost of revenues includes the cost of manufactured products sold as well as the cost of products purchased from third parties such as engineered stone from our PBPs, Porcelain, natural stone and other ancillary products. The price of our main raw materials for engineered stone products, minerals and polyester, increased during 2025. Approximately 11.5% of our cost of revenues consists of raw material costs used in our manufactured products. The cost of our raw materials consists of the purchase prices of such materials and costs related to the logistics of delivering the materials to our facilities and tariffs but does not include the cost of raw materials used in the production of products produced by our third parties PBPs. Our raw materials costs are also impacted by changes in foreign exchange rates. Our principal raw materials, minerals and polyester jointly accounted for approximately 67% of our total raw material cost in 2025. Minerals (primarily quartz) accounted for approximately 37% of raw materials cost in 2025. Accordingly, our cost of sales and overall results of operations are impacted significantly by fluctuations in quartz prices. In 2025 and 2024, the average cost of quartz increased by 22.5% and by 6.1%, respectively. The increase in 2025 was primarily due to a more expansive mineral mix. Given the significance of polyester costs relative to our total raw material expenditures, our cost of sales and overall results of operations impacted significantly by fluctuations in polyester prices, which generally correlate with benzine prices. In 2025, our average polyester costs decreased by approximately 3.4%.

The balance of our cost of revenues consists primarily of manufacturing costs, related overhead and the cost of other products not manufactured by us. Approximately 35% of our cost of revenues relates to products purchased from PBP. Cost of revenues in our direct distribution channels also includes the cost of delivery from our manufacturing facilities to our warehouses, warehouse operational costs, as well as additional delivery costs associated with the shipment of our products to customer sites in certain markets. In the U.S., Australia, Canada and Israel, we also incur fabrication and installation costs related to retail sales and other commercial building projects. In the case of our indirect distribution channels, we bear the cost of delivery to the seaport closest to our production plants or our PBP locations and our distributors bear the cost of delivery from the seaport to their warehouses.

In many markets, our expansion strategy is to work with third-party distributors who we believe will be able to increase sales more rapidly in their market and be more cost effective than if we distributed our products directly. However, in several markets we distribute directly, including the United States, Australia, Canada, United Kingdom, Scandinavia, Singapore and India. In the future, we intend to evaluate other potential markets to distribute directly and indirectly

Research and development

Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all our research and development costs as incurred.

Selling and marketing

Selling and marketing expenses are mainly comprised of compensation and related costs for personnel involved in sales, marketing, distribution, as well as advertising and promotional costs. In 2025, our advertising and promotional expenses, along with marketing support costs, decreased as a result of efficiency measures implemented, while we continued marketing efforts for newly designed and formulated products to strengthen the Caesarstone brand.

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

Restructuring and impairment charges

During the years ended December 31, 2025 and 2024, we identified indicators of impairment, including reduced demand driven by global market conditions, lower production utilization, inflationary pressures and higher interest rates. In addition, during 2025 we announced the closure of our Bar Lev production facility in Israel. As a result, and in accordance with ASC 360, Property, Plant and Equipment, we performed impairment assessments of certain long-lived assets.

For the year ended December 31, 2025, we recorded total impairment charges of approximately $45.7 million, related primarily to the Bar Lev facility, held for sale Richmond hill facility and right-of-use asset associated with the Bar Lev facility lease following its closure. For the year ended December 31, 2024, we recorded impairment charges of approximately $3.1 million related to certain intangible assets, primarily reflecting reduced demand and integration challenges associated with previously acquired businesses.

See also Note 2k to our financial statements included elsewhere in this report.

Legal settlements and loss contingencies, net

Legal settlements and loss contingencies, net consists of expenses related to settlements expenses and estimated exposure not covered by our insurance related to individual silicosis claims. We recorded $25.6 million expenses in 2025, compared to expenses of $7.2 million in 2024.  The change from 2024 to 2025 is mainly attributed to legal expenses related to ongoing legal proceedings mainly in the U.S and Australia.

Finance (income) expenses, net

Finance (income) expenses, net, consist primarily of bank and credit card fees, borrowing costs and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity. These expenses are partially offset by interest income on our cash balances and gains on derivative instruments. The finance expenses during 2025 related mainly to exchange rate differences arising from changes in the value of monetary assets and monetary liabilities in Israel and our subsidiaries due to the weakening of the USD against the local currencies.

Corporate taxes

As we operate in multiple countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Our effective tax rate was 3.2% in 2025, and 2.6% in 2024.  In 2025 and 2024 our effective tax rate is attributable mostly to a taxable loss. The standard corporate tax rate for Israeli companies was 23% in each of 2025 and 2024. Our non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of origination.

Historically, with the enactment of Amendment No. 68 to the Israeli Tax Law, both of our Israeli facilities operated under a consolidated “Preferred Enterprise” status. The “Preferred Enterprise” status provided certain tax benefits to our manufacturing facilities based on its geographical location. The benefits included eligible grants and reduced flat corporate tax rates, which applied industrial preferred income, 7.5% related to the Bar Lev facility and 16% related to the Sdot-Yam facility.  Following the implementation of the Company’s restructuring plan and the closure of its manufacturing facilities, the Company is evaluating whether it will continue to qualify for certain reduced corporate tax benefits in future periods.

For more information about the tax benefits available to us as an Approved Enterprise or as a Beneficiary Enterprise or as Preferred Enterprise, see “ITEM 10.E: Additional Information—Taxation—Israeli tax considerations and government programs.”

Net income (loss) attributable to non-controlling interest

In October 2020, we acquired a majority stake in Lioli. During August 2024, we purchased an additional part of shares from the minority, increasing holdings from 60.4% to 80.7%. During October 2025, we purchased residual shares from the minority, reaching 100% holding. For the year ended on December 31, 2025, Net loss attributable to non-controlling interest was approximately $0.3 million.

Other factors impacting our results of operations

Share-based compensation

We recorded share-based compensation expenses of $1.2 million, $2.0 million and $1.0 million in 2025, 2024 and 2023, respectively, and expect to record $1.5 million over a weighted average period of 3 years from December 31, 2025. For more information, see also Note 12 to our financial statements included elsewhere in this report.

Agreements with Kibbutz Sdot-Yam

We are party to a series of agreements with our largest shareholder, Kibbutz Sdot Yam, which govern different aspects of our relationship. Pursuant to these agreements, in consideration for using facilities or for services provided by the Kibbutz, we paid to the Kibbutz an aggregate of $10 million in 2025, $10.2 million in 2024 and $10.2 million in 2023.

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

For more information on these agreements, see “ITEM 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Acquisitions

During 2025:

Acquisition of Remaining Minority Interests in Lioli - During 2025, we completed the acquisition of the remaining minority equity interests in Lioli Ceramica Pvt. Ltd. (“Lioli”) through the exercise of a call option we held under the applicable transaction agreements, for a total net consideration of approximately $1.9 million. As a result, as of December 31, 2025, Lioli is fully owned by us.

Comparison of period-to-period results of operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2025		2024		2023
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands of U.S. dollars)

Consolidated Income Statement Data:
Revenues:	$397,228	100%	$443,221	100%	565,231	100%
Cost of revenues	323,948	81.6	346,546	78.2	473,292	83.7
Gross profit	73,280	18.4	96,675	21.8	91,939	16.3
Operating expenses:
Research and development	5,674	1.4	4,950	1.1	5,086	0.9
Selling and marketing	79,521	20	86,239	19.5	82,222	14.5
General and administrative	39,486	9.9	39,123	8.8	49,490	8.8
Impairment long lived assets, restructuring and other related costs	48,753	12.3	1,007	0.2	47,939	8.5
Legal settlements and loss contingencies, net	25,555	6.4	7,242	1.6	(4,770)	(0.8)
Total operating expenses	198,989	50.1	138,561	31.3	179,967	31.8
Operating loss	(125,709)	(31.6)	(41,886)	(9.5)	(88,028)	(15.6)
Finance expenses (income), net	7,766	2	9	0.0	(1,069)	(0.2)
Income before taxes on loss	(133,475)	(33.6)	(41,895)	(9.5)	(86,959)	(15.4)
Taxes on income	4,284	1.1	1,081	0.2	21,281	3.8
Net loss	$(137,759)	(34.7)	$(42,976)	(9.7)	(108,240)	(19.1)
Net income (loss) attributable to non-controlling interest	(292)	(0.1)	(144)	0.0	(584)	0.1
Net loss attributable to controlling interest	$(137,467)	(34.6)	$(42,832)	(9.7)%	(107,656)	(19.0)%

Year ended December 31, 2025, compared to year ended December 31, 2024

Revenues

Revenues decreased by $46.0 million, or 10.4%, to $397.2 million in 2025 from $443.2 million in 2024. The decrease in 2025 is mainly due to lower volume and ASP related to competitive landscape and macroeconomic conditions, including relatively high inflation and interest rate mainly in North America, which resulted in lower demand for our products; the Australian ban on quartz products also negatively impacted this market and in Israel the war on terror reduced the activity in this market.

Cost of revenues and gross profit margins

Cost of revenues in 2025 amounted to $323.9 million compared to $346.5 million in 2024, as a result of lower revenues and also due to our manufacturing strategic footprint optimization, which includes the closure of our production facilities in Richmond Hill and Sdot-Yam plants and growing portion of product sourced from our third-party PBPs. Gross margins during 2025 decreased to 18.4% compared to 21.8% in 2024 and Gross profit during 2025 decreased to $73.3 million compared to $96.7 million in 2024 We attribute the decrease in gross margin mainly to lower sales, including lower average selling prices, higher manufacturing costs per unit due to lower capacity utilization in our Bar Lev plant, which resulted in lower absorption of fixed costs, higher logistics costs, and increased tariffs on sales to the U.S. market. These impacts were partially offset by a higher portion of sales of PBP produced products.

Operating expenses

Research and development. Research and development expenses increased by $0.7 million or 14.6% reaching $5.7 million in 2025, compared to $4.9 million in 2024. This increase is attributed to the developments efforts of the zero crystalline silica products.

Selling and marketing. Selling and marketing expenses decreased by $6.7 million, or 7.8%, reaching $79.5 million in 2025, compared to $86.2 million in 2024. The decrease resulted from cost savings measures as part of our strategic restructuring plan. Marketing expenses as a percentage of revenue grew from 19.5% in 2024 to 20.0% in 2025. The increase in the percentage in 2025 was due to lower revenues

General and administrative. General and administrative expenses increased by $ 0.4 million, or 0.9%, to $39.5 million in 2025 from $39.1 million in 2024 mainly due to unfavorable FX rate and changes in the provisions for doubtful debts offset by lower labor costs as part of our strategic restructuring plan.

Legal settlements and loss contingencies, net. Legal settlements and loss contingencies, net, increased by $18.4 million, from $7.2 million expenses in 2024 to $25.6 million in 2025. The change from 2024 to 2025 is mainly attributed to legal expenses related to the silicosis claims in the U.S., and the timing and magnitude of new claims and their settlements in Israel and Australia.

Impairment expenses. The Company performs impairment tests of its indefinite-lived intangible assets and its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company performs these tests after determining a triggering event had occurred, taking into consideration the impact of market capitalization, higher weighted average cost of capital (“WACC”), and deteriorating macroeconomic conditions, difficulties of acquired business integrations, and closure of production plants.

During 2025 we recorded an impairment of $45.7 million mainly related to the Bar Lev plant, held for sale Richmond hill facility and to right of use asset at the Bar Lev facility. In connection with the closure of our plants in Israel and in the U.S. the Company also recorded $3.1 million restructuring expenses.

Restructuring expenses. We account for exit and disposal cost obligations, including restructuring activities, under ASC 420-10 “Exit or Disposal Cost Obligations”, which requires us to record liabilities for such activities only when such liability has been incurred. During 2025, we closed our facility in Bar-Lev, Israel. During 2024 we closed our facility in Richmond Hill, Georgia, USA, and sold part of its lands and production equipment. Total restructuring expenses for the year ended December 31, 2025 and 2024 related to the manufacturing facilities closures and partial sales of assets in those locations, totaled approximately $3.1 million expenses and a credit of $6.0 million, respectively, included within the operating expenses on the consolidated statements of comprehensive income (loss).

During 2024 we also recorded an impairment of $3.8 million related to held for sale Richmond Hill facility, and intangible assets impairment of $3.2 million related to the acquisition of Omicron and Magrab in previous years.

Finance (income) expenses, net

In 2025 the Company had finance expenses of $7.8 million, compared to $0 million finance expenses 2024. The difference was primarily a result of exchange rate fluctuation arising from changes in the value of monetary assets and monetary liabilities in Israel as well as in our subsidiaries due to the devaluation of the USD against the local currencies.

Taxes on income

Taxes on income increased by $3.2 million to $4.3 million in 2025, from $1.1 million in 2024. Our effective tax rate was 3.2% in 2025 compared with 2.6% in 2024. In 2025 the increase was mostly attributed to uncertain tax position in Israel (see also note 11). In 2024 the decrease was mostly due to taxable loss position in Israel.

Net loss attributable to non-controlling interest

In 2025, net loss attributable to non-controlling interest amounted to $0.3 million. In 2024, net loss attributable to non-controlling interest amounted to $0.1 million.

Year ended December 31, 2024, compared to year ended December 31, 2023

For a comparison of the years ended December 31, 2024, and 2023, see “ITEM 5.A. Operating and Financial Review and Prospects—Operating Results—Year ended December 31, 2024 compared to year ended December 31, 2023” included in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 5, 2025, which comparative information is herein incorporated by reference.

Seasonality

Our results of operations are impacted by seasonal factors, including construction and renovation cycles. We believe that traditionally the second and third quarters of the year exhibit higher sales volumes than other quarters because demand for mineral surface products is generally higher during the summer months in the northern hemisphere, when the weather is more favorable for renovation projects and new construction, as well as the impact of efforts to complete such projects before the beginning of the new school year. Conversely, the first quarter is impacted by a slowdown in new construction and renovation projects during the winter months in the northern hemisphere. Similarly, sales in Australia during the third quarter are negatively impacted due to fewer construction and renovation projects. During periods of economic slowdown and due to the impact of the Australian ban on quartz products, seasonality trends may not follow typical patterns, as was the case in 2023 and 2024 and, to a lesser extent, in 2025.

B.          Liquidity and Capital Resources

Our primary capital requirements have been to fund production capacity expansions, as well as investments in and acquisitions of third-party distributors, such as the purchase of Caesarstone Canada Inc., our acquisition of the business of our former Australian distributor and establishing our U.K. operations, our investment in and acquisitions of Caesarstone USA (formerly known as U.S. Quartz Products, Inc.) Lioli, Omicron and Caesarstone Scandinavia, and the establishment of our German operations. Our other capital requirements have been to fund our working capital needs, legal proceedings, operating costs, meet required debt payments, finance a repurchase of our shares and to pay dividends on our share capital. Our capital needs could increase materially, and our liquidity and cash flows could be materially affected by the uncertainty related to the bodily injury claims. We are subject to multiple lawsuits in Israel, Australia and the United States alleging injuries associated with exposure of fabricators and their employees to respirable crystalline silica dust. As of December 31, 2025, we had recorded a provision of $47.2 million representing our assessment of exposure that is probable and estimable with respect to pending claims in Israel, Australia and the United States. If there is an unfavorable outcome with respect to one or more of these claims, subject to the availability of insurance, we may have to fund the payment of damages and such amount could be significant and materially and adversely impact our cash flows. See also “Legal proceedings and contingencies” in Note 11 of the Notes to the Consolidated Financial Statements.

Capital resources have primarily consisted of cash flows from operations. Our working capital requirements are affected by several factors, including demand for our products, raw material and finished product costs, shipping costs and tariffs.

Our inventory strategy is to maintain sufficient inventory levels to meet anticipated customer demand for our products. Our inventory is significantly impacted by sales in the United States, Australia and Canada, our largest markets, due to the 20-100 days required to ship our products to these locations from PBP sources. We continue to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our planning process.

We minimize working capital requirements through our distribution network that allows sales and marketing activities to be provided by third-party distributors. We believe that, based on our current business plan, our cash, cash equivalents and short-term bank deposits on hand, cash from operations, we will be able to meet our capital expenditure and working capital requirements, and liquidity needs for at least the next twelve months. We may require additional capital to meet our liquidity needs and future growth requirements. Continued instability in the global market may increase our capital needs, and conditions in the capital markets could adversely affect our ability to obtain additional capital to grow or sustain our business and would affect the cost and terms of such capital.

The Company’s material cash requirements include the following contractual and other obligations:

Leases

We have lease arrangements for certain equipment and facilities, including manufacturing, logistics and offices. As of December 31, 2025, the Company had lease payment obligations of $133.3 million, with $29.9 million payable within 12 months.

Purchase Obligations

As of December 31, 2025, we have significant contractual obligations and commitments for purchases of products and raw materials amounted to $15.9 million, all payable within 12 months. The Company’s purchase obligations are primarily non-cancelable.

Debt

As of December 31, 2025, the Company had outstanding bank credit in the principal amount of $2.4 million all payable within 12 months. Future interest payments associated with these amounts total $0.2 million, all payable within 12 months.

See also Note 7 of the financial statements included elsewhere in this report.

Cash flows

The following table presents the major components of net cash flow used in and provided by operating, investing and financing activities for the periods presented:

	Year ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
Net cash provided by (used in) operating activities	(38,029)	$31,874	$66,529
Net cash provided by (used in) investing activities	41,976	(24,359)	(40,526)
Net cash used in financing activities	(3,880)	(3,045)	(23,779)

Cash provided by operating activities

Operating activities consist primarily of net income (loss) adjusted for certain non-cash items. Adjustments to net (loss) income for non-cash items include depreciation and amortization, impairment and restructuring expenses, share-based compensation and deferred taxes. In addition, operating cash flows are impacted by changes in operating assets and liabilities, principally inventories, accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses.

Cash used in operating activities decreased in 2025 by $70 million from $31.9 million of net cash provided to cash used $38.0 million mainly due to the net loss reported partially offset by improvement of $11.6 million working capital.

Cash provided by operating activities during 2024 decreased by $34.6 million from $66.5 million to $31.9 million, mainly due to higher improvement in working capital during 2023.

Cash provided by operating activities increased during 2023 by $89.8 million from ($23.3) million to $66.5 million, mainly due to lower Inventory levels, lower raw material and shipping costs and an impact of the Sdot-Yam plant closure during 2023.

Cash used in investing activities

Net cash provided by (used in) investing activities for the years ended December 31, 2025, 2024 and 2023 were $42.0 million, ($24.4) million, and ($40.5) million, respectively. In 2025, investing activities included repayment of $47.5 million short term deposits, $3.7 million proceeds from sales of land and equipment, offset by $9.0 million of capital expenditure. In 2024, investing activities included $10.4 million of capital expenditure, $12.5 million of investing in short-term bank deposits and $1.5 million of cash consideration paid for the Magrab and Lioli acquisition. In 2023, investing activities included $36.5 million of investing in short-term bank deposits, and $11.2 million of capital expenditure offset by $7.1 million proceeds from sales and maturity of marketable securities.

Cash used in financing activities

Net cash used in financing activities for 2025 was $3.9 million. $2.0 of it used for bank credit repayment and $1.9 million of consideration paid for the Lioli acquisition. Net cash used in financing activities for 2024 was $3.0 million, including $2.5 million used for bank credit repayment and $0.5 million of cash consideration paid for the Magrab acquisition. Net cash used in financing activities for 2023 was $23.8 million, which included repayment of bank credit in the same amount.

Credit facilities

As of December 31, 2025, we had a bank debt from commercial bank in India, in the amount of $2.4 million, as a utilized credit line bearing interest of approximately 8.6% per annum. As of December 31, 2024, we had a long-term bank debt from commercial banks in India, as a result of the Lioli Acquisition, in the amount of $4.5 million, presented in short-term liabilities, together with a credit line of $2.8 million bearing interest at the rate equal to 9.1% per annum equal to MCLR+0.20%. In addition, Lioli was provided with a shareholder’s loan by all its shareholders (including its minority shareholders) and as of December 31, 2025, such loan is denominated in INR and amounts to $0.4 million.

See also Note 7 to the financial statements included elsewhere in this report.

Capital expenditures

Our capital expenditures mainly included the expansion, improvement and maintenance of our manufacturing capacity and capabilities, expansion on our north America distribution network and investment and improvements in our information technology systems. In 2025, 2024 and 2023 our capital expenditures were $ 10.4 million, $11.2 million, and $17.8 million, respectively. For more information, see “Item 4.A. Information on the Company–Principal Capital Expenditures”.

C.	Research and Development, Patents and Licenses

Our R&D department is located in Israel. As of December 31, 2025, our corporate R&D department was comprised of 23 employees, all of whom have extensive experience in engineered stone surface manufacturing, polymer science, engineering, product design and engineered stone surface applications. In addition, our R&D for porcelain manufacturing is conducted by a dedicated employee located in Spain, whose activities are supported by the R&D department in Israel. We pursue a strategy of identifying certain innovative proprietary technologies and seeking patent protection when applicable. We have obtained patents for certain of our technologies and have pending patent applications which relate to our manufacturing technology and certain products. We act to protect other innovative proprietary technologies developed by us by implementing confidentiality protection measures without pursuing patent registration. No patent application is material to the overall conduct of our business.

Research and development expenses were $5.7 million, $5.0 million and $5.1 million in 2025, 2024 and 2023, respectively.

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

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, included in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could have a materially adverse effect on our reported results.

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

Impairment of long lived assets

Following the closures of the Sdot Yam and Bar Lev plants, the Company assessed the recoverability of the related right-of-use assets associated with non-cancelable lease agreements effective through 2032. Based on the estimated future sublease cash flows, the Company recorded impairment charges of $16.6 million in 2023 and $6.9 million in 2025, respectively.

See Note 2 and Note 9 to our Consolidated Financial Statements for the year ended December 31, 2025, for further information regarding leases.

Allowance for credit loss

Our trade receivables are derived from sales to customers located mainly in the United States, Australia, Canada, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any substantial losses. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for credit loss for estimated losses from the inability of our customers to make the required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate, which might impact its ability to make payment, then additional allowances may be required. Provisions for credit loss are recorded in general and administrative expenses. Our allowance for credit loss was $7.3 million, $9.1 million and $12.2 million as of December 31, 2025, 2024 and 2023, respectively.

Inventory valuation

The majority of our inventory consists of finished goods and of raw materials. Inventories are valued at the lower of cost or net realizable value, with cost of finished goods determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs and cost of raw materials determined using the “standard cost” method which approximates actual cost on a weighted average basis. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material categories based on their quality classes and ageing. If we consider specific inventory to be obsolete, we write such inventory down to zero. Inventory provisions are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, and net realizable value lower than cost. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Inventory write-offs of $1,966, $3,290 and $4,148, were recorded for the years ended December 31, 2025, 2024 and 2023, respectively.

Goodwill and other long-lived assets

As of December 31, 2025 and 2024, our goodwill and identifiable intangible assets totaled $0 million and $0.3 million, respectively. The decrease in intangible assets was mainly attributable to the amortization of intangibles assets related to the Lioli acquisitions.

We evaluate the carrying value of all long-lived assets, such as property, plant and equipment and right of use assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We will record an impairment loss when the carrying value of the underlying asset group exceeds its estimated fair value. In determining whether long-lived assets are recoverable, our estimate of undiscounted future cash flows over the estimated life of an asset is based upon our experience, historical operations of the asset, an estimate of future asset profitability and economic conditions. The future estimates of asset profitability and economic conditions require estimating such factors as sales growth, inflation and the overall economics of the countertop industry. Our estimates are subject to variability as future results can be difficult to predict. If a long-lived asset is found to be non-recoverable, we record an impairment charge equal to the difference between the asset’s carrying value and fair value.

As of December 31, 2025 and December 31, 2024, the Company identified indicators for impairment, among others, slowdown in demand due to global market conditions, lower production and closure of plants, increased inflation and higher interest rates. Following these indicators and in accordance with ASC360, we recorded the following impairment expenses:

•
During 2023, a property plant and equipment expenses of $27.5 million related to Richmond Hill facility and $1.0 million related to Sdot-Yam facility, and right of use assets of $16.6 million related to Sdot-Yam facility.

•	During 2024 - intangible assets of approximately $3.2M, mainly related to slowdown in demand due to global market conditions and the difficulties of the integration of acquired businesses.

During 2025, property plant and equipment of $45.7 million mainly related to the Bar Lev plant, held for sale Richmond Hill facility, and to right of use asset related to the Bar Lev facility. See also Note 6 and Note 7 to our financial statements included elsewhere in this report.

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

We file income tax returns in Australia, Canada, Israel, Singapore, England, India, Germany, Sweden and the United States. The Israeli tax authorities audited our income tax returns for the fiscal years leading up to and including 2022 and we were examined by the IRS in the United States for our income tax return for the fiscal years leading up to and including 2019. We may be further subject to examination in the other countries in which we file tax returns and for any subsequent years. Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such a determination is made. See also note 11 to our financial statements included elsewhere in this report.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers, their dates of birth and positions as of February 27, 2026, are as follows:

Name	Date of Birth	Position
Officers
Yosef (Yos) Shiran	March 26, 1962	Chief Executive Officer
Nahum Trost	September 24, 1978	Chief Financial Officer
David Cullen	April 10, 1959	Managing Director, APAC
Kobi Brenner	April 26, 1973	President Caesarstone US
Ken Williams	April 4, 1961	President Caesarstone Canada,

Amihai Seider	November 29, 1967	Vice President, Global Porcelain
Erez Margalit	July 14, 1967	Vice President, Global Research and Development
Ron Mosberg	December 15, 1979	General Counsel and Corporate Secretary
Lilach Gilboa	April 8, 1972	Vice President, Global Human Resources
Chen Livne	July 21, 1974	Chief Information Officer and VP Global Operations
Idit Maayan Zohar	November 8, 1972	Chief Marketing Officer

Directors
Dr. Ariel Halperin (1)	March 18,1955	Chairman
Nurit Benjamini (2)(3)(4)(5)(6)	October 27, 1966	Director
Lily Ayalon (2)(3)(4)(5)(6)	June 17, 1965	Director
Yuval Beeri (5)	May 28, 1964	Director
Maxim Ohana	December 26, 1950	Director
Eran Cohen	October 16, 1961	Director
Yaron Arzi (2)(3)(4)(5)(7)	February 2, 1961	Director

(1)	Chairman of the board.

(2)	Member of our audit committee.

(3)	Member of our compensation committee.

(4)	Member of our nominating committee.

(5)	Independent under the Nasdaq rules.

(6)	External director under the Israeli Companies Law.

(7)	Independent under the Israeli Companies Law.

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

Kobi Brenner has been serving as President of Caesarstone US since October 2025. Prior to assuming the role of President, Mr. Brenner served as Chief Financial Officer of Caesarstone US since December 2023. Previously, from 2022 to 2023 Mr. Brenner served as CFO of Energix, a renewable energy company, and from 2013 to 2021 he served as CFO of Master Meter, specializing in water measurement and end-to-end solutions and management. Mr. Brenner also served as a CPA with KPMG between 1999 to 2004. He holds a bachelor’s degree in accounting and economics, and a master’s degree in business administration, both from Haifa University, Israel.

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

Amihai Seider has been serving as our Vice President, Global Production since March 2019. Prior to joining us, from August 2003, Mr. Seider held various managerial positions at Haifa Chemicals, Israel-based specialty fertilizer manufacturer including VP Operations from May 2012 and Plant Manager from September 2006 to May 2012. Previously, from 1994 to 2003, Mr. Seider held managerial roles at Electrochemical Industries (1952) Ltd., a manufacturer and distributor of chemical products including as Plant Manager from 2000 to 2003. Mr. Seider holds a B.Sc. in Chemical Engineering from Technion University, and an M.B.A. from Haifa University, Israel.

Erez Margalit has been serving as our Vice President Research and Development since August 2013 and joined us in December 2010 as our R&D Engineering Manager. Prior to joining us, from 2008 to October 2010, Mr. Margalit served as Director of Equipment, Reliability and Services of Fab1 and Fab2 of Tower Semiconductor Ltd., a manufacturer of microelectronic devices. From 2001 to 2008, Mr. Margalit served as Technical Manager for several departments in Tower Semiconductor Ltd. Mr. Margalit specialized in designing, developing and implementing unique industry machinery for unique applications. Mr. Margalit holds a degree in Electronics (Practical Engineer) from Yezreel Valley College.

Ron Mosberg has been serving as our General Counsel & Corporate Secretary since September 2018. Prior to joining us, from 2015, Mr. Mosberg served as the General Counsel and Corporate Secretary at Enzymotec Ltd., an Israeli based global nutraceutical company. Previously, from 2007 to 2015, Mr. Mosberg worked as a lawyer at leading Israeli law firms. Mr. Mosberg holds an LL.B. in Law and Psychology from Tel Aviv University, Israel.

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

Idit Maayan Zohar has been serving as Global Chief Marketing Officer since February 2022. During 2025, she served as Head of Product Marketing, before returning to the role of Global Chief Marketing Officer in January 2026. Prior to her appointment as Global Chief Marketing Officer, from 2012, Ms. Maayan-Zohar held various managerial positions in the Company’s Global Marketing Department, most recently as Director of Global Marketing & Customer Experience. Previously, from 2006 to 2012, she served as Advertising Manager at Bank Hapoalim, one of Israel’s leading banks, and prior to that as Advertising Manager at Bezeq. Ms. Maayan-Zohar holds a B.A. in Business Administration from the College of Management Academic Studies and an M.B.A. in Communication and Political Science from Bar-Ilan University.

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

Nurit Benjamini has been serving as our external director under the Companies Law since December 2020. Mrs. Benjamini is Chief Financial Officer of F2 Venture Capital. From December 2013 to November 2022, Ms. Benjamini served as the Chief Financial Officer of Crazy Labs Ltd., a top 5 mobile games developer and publisher. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com (NASDAQ: WIX); from 2007 to 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd., and from 2000 to 2007, she served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN). Ms. Benjamini earned both a B.A. degree in economics and business and an M.B.A. in finance from Bar Ilan University, Israel.

Lily Ayalon has been serving as our external director under the Companies Law since December 2020. Ms. Ayalon currently is a business consultant and serves on the board of directors for several companies (Westdale America Limited, Meitav ltd, Rekah Pharmaceutical Industries Ltd). From 2010 to 2015, Ms. Ayalon served as the Senior Deputy Director General of the Government Companies Authority; from 2006 to 2009, she served as the Deputy Chief Executive Officer, CFO, and CEO of a subsidiary of the New Hamashbir Group Ltd.; from 2004 to 2006, she served as the Chief Financial Officer of Amot Investments. Ms. Ayalon is a certified public accountant and earned both a B.A. degree in accounting and economics and an M.B.A in finance from the Hebrew University of Jerusalem, Israel.

Yuval Beeri has been serving as our independent director since August 2024. Mr. Beeri also serving as a chairman of ARI (Kfar Haruv), ARAN (Nachshon) and San-Tech. From December 2016 until January 2025 Mr. Beeri served as Ricor Cryogenic Systems CEO, and he is still the Chairman of the board of its two subsidiaries: Netzer and Aero-Magnesium. Prior to Ricor, he served at Maytronics from 2003 to 2016: five years as VP marketing and seven years as the CEO. Prior to Maytronics, Mr. Beeri served at Kulick and Soffa, a semiconductor assembles equipment leader from 1993 until 2003: First five years at Micro-Swiss Israel as the Capillary marketing manager and last five years as Semitec CEO in Santa-Clara, CA. Mr. Beeri holds an BA degree in Agricultural Economy from The Hebrew University, Israel, and MBA from Derby university UK.

Maxim Ohana has been serving as our director since October 2023. He has previously served as the Chairman of the Board from 2010 to 2013. Prior to that, Mr. Ohana served as chairman of the board of directors of the Economic Council, Kibbutz Sdot-Yam from 2008 to 2012. From 2000 to 2008, Mr. Ohana served as Chief Executive Officer of Sdot-Yam Marble Floors Company (1995) Ltd. and from 1997 to 2000, he served as Chief Executive Officer of Hagor Industries Ltd. From 1993 to 1997, Mr. Ohana served as Chief Executive Officer of Cement Products Caesarea Ltd. and from 1990 to 1993, he served as Chief Executive Officer of Kibbutz Sdot-Yam’s businesses and operations. Mr. Ohana holds a diploma in general studies from the Kibbutzim College of Education, Technology and the Arts (Seminar Ha’Kibbutzim), Israel

Eran Cohen has been serving as our director since November 2025. Mr. Cohen has served as Caesarstone’s ROW Sales Director since 2021 and as the Chairman of Kibbutz Sdot Yam’s Economic Council since March 2025. Mr. Cohen has been employed by Caesarstone since 2011, and prior to his current role, from 2011 to 2021 served as Sales Manager in the International Department, leading our distribution activities across global markets. Prior to joining Caesarstone, from 2006 to 2009, he served as Vice President of Sales and International Operations at Netcom Group, and from 2000 to 2004 as Vice President of Business Development and Director of Operations in Israel at Praxell Inc. Mr. Cohen holds an M.A. in International Political Science from Bar-Ilan University, an M.E.I. in Technological Entrepreneurship from Swinburne University of Technology, and a B.A. in Management and Behavioral Sciences from the College of Management Academic Studies

Yaron Arzi has been serving as our director since December 2025. From 2024 to 2025 Mr. Arzi served as Chief Executive Officer of Brown Hotels. Previously, from 2022 to 2023, Mr. Arzi served as Chief Financial Officer and Deputy Chief Executive Officer of the Din Marketing & Roasting Group. From 2020 to 2021, he served as Head of Corporate Turnaround & Company Management Practice at KCR, a consulting and advisory firm. From 2015 to 2020, Mr. Arzi served as Chief Financial Officer of the Negev Ceramics Group. From 2012 to 2015, he served as Chief Financial Officer of Africa Israel Hotels. From 2008 to 2012, he served as Chief Financial Officer of Zoglovek. Previously, he held senior finance roles at Frutarom Germany, Tivall (part of the Osem–Nestlé Group), Johnson & Johnson Israel, and Tama Plastic Industry. Mr. Arzi holds a bachelor’s degree in Economics and Business Administration from Ruppin Academic Center and a master’s degree in public administration from the University of Haifa

B.	Compensation for Officers and Directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock-based compensation, for the year ended December 31, 2025, was $6.9 million. This amount includes $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

CEO Compensation

Pursuant to the employment agreement we entered into with our Chief Executive Officer, Yos Shiran, dated March 9, 2023, and which was approved by our shareholders on October 30, 2023, Mr. Shiran’s terms of employment will be entitled to, among other things: (i) A monthly gross salary of NIS 214,000 (approximately $59,000) as well as customary social benefits and reimbursement of expenses; (ii) a signing bonus of up to NIS 1 million (approximately $260,000), of which NIS 500,000 was paid during 2023, and NIS 500,000 of which paid during 2024, on the first anniversary of his employment, at the discretion of the Board following an assessment of Mr. Shiran’s performance; (iii) Up to $1,200,000 in an annual cash bonus for each fiscal year commencing 2024 based on quantitative performance goals. Mr. Shiran did not received an annual cash bonus for 2025 and 2024.

Mr. Shiran was grant options to purchase 1,000,000 ordinary shares of the Company, with an exercise price equal to $4.68, equal to the closing price of our ordinary shares on Nasdaq on the date the grant was approved by our board of directors (the “Initial Grant”); upon the first anniversary of Mr. Shiran’s employment date, he was granted with additional 200,000 options to purchase ordinary shares, with an exercise price equal to the closing price of the ordinary shares of the Company on such date (the “Anniversary Grant”). Options granted under the Initial Grant and the Anniversary Grant (together, the “CEO Grants”) shall be subject to the Company’s 2020 Plan (as defined below) and in accordance with the following additional terms: the CEO Grants will vest over a period of four years, whereby 25% of the options will vest upon the first year of the grant, and subsequently 6.25% of the options will vest on a quarterly basis during the three years thereafter.

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

During the Notice Period Mr. Shiran’s relationship with the Company will remain that of an employee-employer, and Mr. Shiran will remain entitled to all terms and benefits set forth above, including bonuses and equity grants.

Mr. Shiran’s employment agreement includes additional customary provisions, such as non-competition, non-solicitation, confidentiality, intellectual property assignment, participation in Company insurance plans (including its education fund, or Keren Hishtalmut) and reimbursement of expenses, and 25 days of annual vacation days.

Directors Compensation

Each of our directors (other than the Chairman of the board of directors) is entitled to the payment of annual fee of NIS 120,000 (approximately $37,600) and payment of NIS 3,350 (approximately $1,050) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions adopted without an actual convening (meaning, unanimous written resolutions) and for participating through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced to 50%; and (2) for participation through media communication, the participation compensation will be reduced to 60%.

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

The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or at the director’s residence area, or with regard to resolutions resolved by written consent or teleconference, provided that with respect to independent directors residing outside of Israel, if any (other than chairman of the board and external directors), their travel and lodging expenses related to their participation and physical attendance at any board or board committee meeting will be borne by us. In addition, our directors are entitled to reimbursement for travelling expenses when traveling abroad on our behalf and other expenses incurred in the performance of their duties and services to us.

Directors’ Equity Compensation

Following approval by our general meeting held on October 30, 2023, each of our then-directors was awarded 3,750 options to purchase ordinary shares of the Company, with an exercise price of $4.02 per share (the closing price of our ordinary shares on Nasdaq on the date of grant). Such options were granted under the 2020 Share Incentive Plan and will vest in three equal annual installments, subject to continuous service on our board of directors on each applicable vesting date.

Individual Covered Executive Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2025. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
(in U.S. dollars)
Yos Shiran	873,885	—	503,191	3,913	1,380,989
Jose Louis Ramon (6)	681,106	46,966	8,271	20,293	756,636
Erik Christensen (6)	413,272	40,000	19,270	25,000	497,541
Erez Margalit	353,905	22,468	39,643	54,721	470,736
Ken Williams	366,339	44,543	29,776	14,310	454,968

(1)	All Covered Executives are, or were, employed by us on a full-time (100%) basis.

(2)
Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance and retirement, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)
Represents annual bonuses granted to the Covered Executive based on formulas set forth in the bonus plans and approvals set forth in the respective resolutions of our compensation committee and the board of directors.

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2025, based on the option’s and RSU’s award’s fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2v to our consolidated financial statements.

(5)	Includes mainly leased car, mobile phone and other fringe benefit expenses.

(6)	As of the date of this report, no longer serving the Company. The amounts presented include costs recognized in connection with the termination of service.

Employment and consulting agreements with executive officers

We have entered into written employment or service agreements concerning each of our executive officers.

Employment agreements

We have entered into written employment or services agreements with each of our office holders who is not a director. These agreements each contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision generally applies for a period of six months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice of between two and six months prior to terminating the employment or engagement of certain of our senior executive officers other than in the case of a termination of cause. The terms of engagement of our chief executive officer are described above.

Indemnification agreements

Our articles of association pe Exculpation, insurance and indemnification of office holders permit us to exculpate, indemnify and ensure our directors and office holders to the fullest extent permitted by law, subject to limited exceptions. We have entered into agreements with each of our current directors and office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law. See “ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

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

The maximum aggregate number of our shares available for issuance as awards under the 2020 Plan is (i) 2,500,000 authorized but unissued shares, plus (ii) up to 1,000,000 shares carried over from the 2011 Plan, and shares underlying outstanding awards granted pursuant to the 2011 Plan if expired, cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares, which will be available for grant of awards pursuant to the 2020 Plan. However, except subject to certain adjustments, in no event will more than 3,500,000 shares be available for issuance pursuant to the exercise of incentive stock options. As of February 27, 2026, the number of ordinary shares allocated under the 2020 Plan was 2,247,848 ordinary shares. Considering the number of options and RSUs already granted, as of February 27, 2026, 252,152 ordinary shares remained available for future option or RSU grants under the 2020 Plan. As of February 27, 2026, the number of ordinary shares underlying outstanding equity awards allocated under the 2011 and 2020 equity incentive plans was 3,247,848 ordinary shares.

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

Board of directors and officers

As of the date of this report, our board of directors consists of seven directors, four of whom are independent under the Nasdaq rules, including Ms. Nurit Benjamini and Ms. Lily Ayalon, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External directors”). Specifically, our board of directors has determined that each of Nurit Benjamini, Lily Ayalon, Yuval Beeri and Yaron Arzi meets the independence standards under the rules of Nasdaq. In reaching this conclusion, the board of directors determined, following the recommendation of our nominating committee, that none of these directors has a relationship that would preclude a finding of independence and any relationship that these directors have with us do not impair their independence.

According to our articles of association, the number of directors on our board of directors must be no less than seven and no more than 11 and must include at least two external directors. The minimum and maximum number of directors may be changed, at any time and from time to time, with the approval of at least 65% of the total voting power of our shareholders.

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

The directors who are serving in office shall be entitled to act even if a vacancy occurs on the board of directors. However, should the number of directors, at the time in question, become less than the minimum set forth in our articles of association, the remaining director(s) would be entitled to act for the purpose of filling the vacancies or to convene a general meeting, but not for any other purpose. The Company applied this provision in connection with the appointment of Mr. Yaron Arzi on December 14, 2025, as previously disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K furnished on December 15, 2025.

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

Any amendment of our articles of association regarding the election of directors, as described above, generally requires approval by a simple majority of the votes cast, as otherwise required by applicable law or our articles of association. Our articles of association further provide that amendments of certain provisions, including those relating to shareholders’ proposals, the number of directors serving on our Board, and the Board’s ability to fill director vacancies, require approval by a majority of at least 65% of the total voting power of our shareholders. See “—External directors” for a description of the procedure for the election of external directors.

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

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements under the Companies Law. Such external directors are not required to be Israeli residents in case the company is listed on a foreign stock exchange (such as us). The appointment of external directors is made by a special majority resolution of the general meeting of our shareholders. At a shareholders’ meeting held on October 30, 2023, each of Ms. Nurit Benjamini and Ms. Lily Ayalon were re-elected to serve as external directors of the Company for another three-year term, commencing on December 1, 2023, and expiring on November 30, 2026.

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

Audit committee

Our audit committee consists of Ms. Nurit Benjamini, Ms. Lily Ayalon and Mr. Yaron Arzi. Ms. Nurit Benjamini serves as the chairperson of the audit committee.

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

All members of our audit committee meet the requirements for financial literacy under the applicable rules of the SEC and the Nasdaq rules. Our board of directors has determined that each of Ms. Nurit Benjamini, Ms. Lily Ayalon and Mr. Yaron Arzi qualifies as an “audit committee financial expert,” as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq rules.

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

Nominating Committee

We have a nominating committee comprised of four of our directors, Ms. Nurit Benjamini, Ms. Lily Ayalon, and Mr. Yaron Arzi, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq rules. Ms. Lily Ayalon serves as the Chairperson of the Nominating Committee. Our board of directors has adopted a nominating committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

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

Compensation Committee

We have a compensation committee consisting of three of our directors, Ms. Nurit Benjamini, Ms. Lily Ayalon and Mr. Yaron Arzi, each of whom has been determined by our board of directors to be independent under the applicable Nasdaq rules. Ms. Lily Ayalon serves as the Chairperson of the compensation committee. Our board has adopted a compensation committee charter setting forth the responsibilities of the committee which include, among other responsibilities:

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

The duty of loyalty incumbent upon an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

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

As of December 31, 2025, we had 1,266 employees, of whom 179 were based in Israel, including 15 individuals who provide services to us through our manpower agreement (“Manpower Agreement”) with Kibbutz Sdot-Yam, and with whom we do not have employment relationships, 359 employees in the United States, 115 employees in Australia, 107 in Canada, 427 in India, 47 in the United Kingdom, 23 in Asia, 5 in Sweden 4 in Germany. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three fiscal years:

	As of December 31,
Department	2025	2024	2023
Manufacturing and operations	633	843	1,080
Research and development	19	22	19
Sales, marketing, service and support	445	492	533
Management and administration	169	175	181
Total	1,266	1,532	1,813

The size of our global workforce decreased by 266 employees in 2025. Such a decrease is following the closure of  Bar Lev facility and in addition, a reduction in our global sales and marketing teams, as well as in our general and administrative departments.

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

None of our employees work under any collective bargaining agreements. Extension orders issued by the IMEI apply to us and affect matters such as cost-of-living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. We have never experienced labor-related work stoppages or strikes and, while there can be no assurance that we will not experience any, we believe that our relations with our employees are satisfactory.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 27, 2026, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Executive Officers
Yos Shiran	870,112	2.5
Nahum Trost	81,575	*
David Cullen	70,875	*
Ken Williams	30,075	*
Kobi Brenner	-	-
Chen Livne	7,188	*
Amihai Seider	53,775	*
Erez Margalit	81150	*
Ron Mosberg	21,516	*
Lilach Gilboa	18,079	*
Idit Maayan-Zohar	30,145	*

Directors
Dr. Ariel Halperin(2)	14,064,994	40.7
Nurit Benjamini	6,250	*
Lily Ayalon	6,250	*
Yuval Beeri	-	-
Maxim Ohana	24,500	*
Yaron Arzi	-	-
Eran Cohen	-	-

All current directors and executive officers as a group (18 persons) (2)

*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 27, 2026, through the exercise of any option or warrant. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or other awards that are convertible into our ordinary shares within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or other agreements, but are not deemed outstanding for computing the ownership percentage of any other person. The percentages are based upon 34,577,075 ordinary shares outstanding as February 27, 2026.

All our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “ITEM 10.B: Additional Information—Memorandum and Articles of Association—Voting.”

Our directors and executive officers hold, in the aggregate, (i) 1,336,990 options immediately exercisable or exercisable within 60 days from February 27, 2026, with a weighted average exercise price of $4.79 per share and have expiration dates generally seven years after the grant date, (ii) 47,840 RSUs that vest within 60 days from February 27, 2026, and (iii) 50,712 ordinary shares.

(2)
Consists of (i) 35,500 options to acquire our ordinary shares held directly by Dr. Halperin and (ii) 14,029,494 ordinary shares beneficially owned by Tene Investment in Projects 2016, L.P. (“Tene”). As further described in footnote (2) under “ITEM 7.A: Major Shareholders and Related Party Transactions—Major Shareholders,” Each of Dr. Halperin, Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), and Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”) may be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene. See “ITEM 7.A: Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or other agreements that are currently exercisable or exercisable within 60 days of February 27, 2026, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The amounts and percentages are based upon 34,577,075 ordinary shares outstanding as of February 27, 2026.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1) (3)	14,029,494	40.57%
Tene Investment in Projects 2016, L.P.(2) (3)	14,029,494	40.57%
The Phoenix Financial Ltd. (4)	3,748,541	10.84%

(1) Based on a Schedule 13D/A filed on September 19, 2023 by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”). Mifalei Sdot-Yam is controlled by Sdot-Yam Business, Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power, over 14,029,494 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Eran Cohen, which is directors on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

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

As of December 31, 2025, 15 of our employees, or ~1% of our total workforce, were also members of Kibbutz Sdot-Yam.

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

(4) Based on Schedule 13G/A filed with the SEC on November 14, 2024, by The Phoenix Financial Ltd., as of September 30, 2024, The Phoenix Financial Ltd. held shared voting and dispositive power over 3,748,541 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of The Phoenix Financial Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of The Phoenix Financial Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

Changes in Ownership

Prior to our IPO in March 2012, Kibbutz Sdot-Yam owned 18,715,000, or 70.1% of our ordinary shares. Immediately after the IPO, due to our issuance of ordinary shares, the Kibbutz’s ownership in our ordinary shares decreased to 56.1%. As a result of two subsequent public offerings of ordinary shares completed in 2013 and 2014, the Kibbutz sold 6,325,000 of the 17,765,000 ordinary shares it owned, decreasing its ownership percentage to 32.8% immediately after those offerings. Pursuant to the Shareholders’ Agreement, effective October 13, 2016, the Kibbutz sold to Tene 1,000,000 of its 11,440,000 ordinary shares and granted to Tene the Call Option to purchase 2,000,000 ordinary shares, which expired on September 9, 2023 in accordance with the September Amendment. During 2018, Tene purchased an additional 2,589,494 ordinary shares in the open market. The parties also agreed to vote at general meetings of our shareholders together, such that they share voting power over 14,029,424 ordinary shares. As a result, as of February 27, 2026, the Kibbutz and Tene beneficially owned 40.57% of our ordinary shares.

Beneficial ownership by holders of more than 5% of our ordinary shares is shown in the table above.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of February 27, 2026, there were three registered holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 59.4% of our outstanding ordinary shares.

B.	Related Party Transactions

Related Party Transactions Policy

Our audit committee adopted and annually reapproves a policy, which lays out the procedures for approving transactions with our controlling shareholders, currently Kibbutz Sdot-Yam and Tene, and certain of our office holders and other related persons. Pursuant to this policy, as required by the Companies Law, for each transaction with our controlling shareholder or transactions in which our controlling shareholder has a personal interest as well as transactions with our office holders or transactions in which our office holders have a personal interest, our audit committee is required to determine whether such transaction is an extraordinary transaction and, with respect to controlling shareholder transactions only, whether it is a negligible transaction. Subject to our audit committee’s determination, negligible transactions and non-extraordinary transactions are subject, among others, to a competitive procedure comprised of obtaining, generally, two third-party quotes for such transaction and additional requirements as required by the Companies Law. An extraordinary transaction, which is not negligible, may be subject to a tender in addition to the approvals required by the Companies Law. In addition, this policy establishes, in advanced, criteria for identifying and executing certain transactions with our controlling shareholders, as negligible and non-extraordinary transactions. In accordance with this policy, an annual report of all transactions entered into with our controlling shareholder, with particular emphasis on transactions approved pursuant to this policy, is presented to the audit committee for its review. Pursuant to this policy, we have, and may in the future, engage in transactions with our controlling shareholder and officeholders, including with respect to services consumed by us for our operational needs as well as contribute donations to associations in which our controlling shareholders or shareholders has or have a personal interest.

Relationship and agreements with Kibbutz Sdot-Yam

We have entered into certain agreements with Kibbutz Sdot-Yam pursuant to which Kibbutz Sdot-Yam provides us with, among other things, a portion of our labor force, maintenance, and other services.

Pursuant to certain of these agreements, in consideration for using facilities licensed to us or for services provided by Kibbutz Sdot-Yam, we paid the Kibbutz an aggregate of $10 million in 2025, $10.2 million in 2024, and $10.2 million in 2023 (excluding VAT), as set forth in more detail below. We believe that these services are rendered to us in the ordinary course of our business and that they represent terms no less favorable than those that would have been obtained from an unaffiliated third party. Nevertheless, a determination with respect to such matters requires subjective judgments regarding valuations, and regulators and other third parties may question whether our agreements with Kibbutz Sdot-Yam are no less favorable to us than if they had been negotiated with unaffiliated third parties.

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

Kibbutz Sdot-Yam currently permits us to use the land and facilities pursuant to a land use agreement that became effective in March 2012 and expires 20 years thereafter (“First Land Use Agreement”). In June 2023, we entered into an additional land use agreement (“Second Land Use Agreement) for a three-year term, with two extension options that, if fully exercised, will extend the expiration date to March 2032, aligning it with the First Land Use Agreement. Under the land use agreements, Kibbutz Sdot-Yam agreed to permit us to use approximately 100,000 square meters of land leased to the Kibbutz, consisting of both facilities and unbuilt areas, in consideration for an annual fee of NIS 12.9 million, adjusted every six months based on any increase of the Israeli consumer price index compared to the base index as set for each agreement. The annual fee may be adjusted if the Kibbutz is required to pay significantly higher lease fees to the ILA or Caesarea Development Corporation. In addition, the annual fee of the First Land Use Agreement may be adjusted every three years, if Kibbutz Sdot-Yam chooses to obtain an appraisal. The appraiser will be mutually agreed upon or, in the absence of agreement, will be chosen by Kibbutz Sdot-Yam out of the list of appraisers recommended at that time by Bank Leumi Le-Israel B.M. (“Bank Leumi”). Every addition or deletion of space is accounted for based on the original rates mentioned above.

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

Under the land use agreement, we are not permitted to reduce or return any portion of the land covered under the agreements to Kibbutz Sdot-Yam. Kibbutz Sdot-Yam has the right to accept or reject any such written request at its sole discretion. However, if the Kibbutz refuses or does not respond to the request within a three-month period, we are allowed to propose an accepted third-party, who will be granted subordinate rights of use. In any case, we will continue to be liable to Kibbutz Sdot-Yam with respect to such lands. Following the closure of our production facility in Sdot-Yam, the Kibbutz allowed us to grant certain land use rights to approved third parties. Pursuant to this arrangement, we have entered into agreements with third parties for the use of a total area of approximately 45,000 square meters, for an aggregate amount of approximately $3.4 million in 2025 and $1.1 million in 2024.

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

Pursuant to the above-mentioned land use agreements in Sdot-Yam and Bar-Lev, we paid to Kibbutz Sdot-Yam an aggregate of $8.1 million in 2025, $8.1 million in 2024, and $7.9 million in 2023.

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

Under the Manpower Agreement, we will contribute monetarily to assist with the implementation of a professional reserve plan to encourage young Kibbutz members to obtain the necessary education for future employment with us. We will provide up to NIS 250,000 (approximately $80 thousands) per annum for this plan linked to changes in the Israeli consumer price index plus VAT. Pursuant to agreements between the Company and the Kibbutz, effective as of 2025 the maximum annual contribution was reduced to NIS 180,000. We will also implement a policy that prioritizes the hiring of such young Kibbutz members as our employees upon their graduation. Pursuant to the Manpower Agreement, we paid to Kibbutz Sdot-Yam an aggregate of $1.3 million in 2025, $1.3 million in 2024, and $1.6 million in 2023. As of December 31, 2025, we engaged 14 Kibbutz Appointees on a permanent basis.

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

With the closure of the Sdot-Yam facility and the Kibbutz’s privatization process, most services under the agreement are no longer required or provided by the Kibbutz, with limited exceptions primarily related to pass-through utilities. In August 2024, our audit committee and board approved the amendment of the services agreement for a three-year term (the “Amended Services Agreement”), in light of the significant reduction in the scope of services and the nature of the remaining services, and determined that the transaction does not require shareholder approval.

Under the Amended Services Agreement, Kibbutz Sdot-Yam continues to provide us with various services it provides in the ordinary course of our business. The amount that we pay Kibbutz Sdot-Yam under the Amended Services Agreement depends on our consumption and is mostly based on statutory rates The Amended Services Agreement also outlines the distribution mechanism between us and the Kibbutz for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with our business facilities. Each party may terminate such agreement upon a material breach, following 30 days prior notice, or upon liquidation of the other party, following a 45-days’ prior notice. In connection with such agreements and with respect to additional services provided to us by the Kibbutz from time to time on an ad hoc basis, we paid the Kibbutz Sdot-Yam an aggregate of $0.6 million in 2025, $0.7 million in 2024, and $0.8 million in 2023.

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

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2024, please see pages F-7 to F-11 of this report.

Legal Proceedings

Overview

Since 2008, we have been named, either directly or as a third-party defendant, in numerous lawsuits alleging damages caused by exposure to respirable crystalline silica, or RCS, related to our products. These lawsuits have been filed primarily by individuals (including fabricators and their employees), their successors, dependents and employers, as well as in subrogation claims by workers compensation or insurance bodies, such as the Israeli National Insurance Institute (the “NII”) and Australian state and territory workers' compensation authorities.

Inhalation of dust containing respirable particles may occur during fabrication of slabs, if proper health and safety measures are not implemented. Exposure to RCS may in turn lead to major health issues, such as silicosis, a potentially fatal progressive occupational lung disease characterized by scarring of the lungs and damage to the breathing function.

As of December 31, 2025, we were subject to lawsuits with respect to 618 injured persons globally (of which 40 were in Israel, 151 in Australia and 427 in the United States)

Israeli Claims

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

In November 2015 and in May 2017, we entered into agreements with the State of Israel and with our principal distributors in Israel, respectively, with the consent of our insurance carriers, under which we agreed to cooperate with the State and each of our principal distributors, subject to certain terms, with respect to the joint defense of individual claims filed by injured persons during a certain time period (NII claims are excluded from our agreement with the State) and on the apportionment among us, the State, and the distributors, of any liability that arises from such claims. The agreement has been extended through March 31, 2029. As of December 31, 2025, the agreement was in effect with respect only to three distributors. We have recognized a provision in an amount that reflects our portion of claims that we assess to be probable and estimable.

Australian Claims

With respect to claims filed in Australia, while there is still no precedent in Australia as to the liability of manufacturers and suppliers in silicosis claims, our insurance carriers acting within their rights under our insurance policies have elected to negotiate and/or agree to settlements in connection with most Australian claims. This practice has led us to recognize these claims as probable and include a provision with respect to estimable losses. It should be noted that the Australian Government’s decision to ban engineered stone products may have an adverse effect on future settlements and litigation. In addition, the local distributor for the Company’s product in Australia between 2001 and 2008 had filed contribution claims against us for each of those claims. We reached an allocation mechanism settlement with this party with respect to those contribution claims. We are not covered by applicable insurance.

United States

With respect to claims filed in the United States, in California, we had mixed outcomes in three cases:

In Gustavo Reyes-Gonzalez, the case proceeded to verdict and resulted in an adverse verdict (given on August 7, 2024), with the jury allocating 15% fault and total damages of $52.4M); We strongly disagree with the jury’s verdict which we believe is not supported by the facts of the case, including its failure to acknowledge the proactive measures we have taken over the years to warn and educate about safe fabrication practices. The Company’s post-judgment motions were dismissed by the court, and we are pursuing an appeal to the full extent available under the law. The Company does not expect the outcome of this claim to have a material adverse effect on its financial position due to the amount involved and its insurance coverage.

Rodolfo Garcia-Rosas was resolved by settlement (funded by Caesarstone’s carriers and paid in the second quarter of 2025).

In Wendy Viridiana Solano-Claustro, the jury returned a complete defense verdict in favor of all defendants on May 29, 2025, which plaintiffs are appealing.

A putative class action lawsuit was filed on January 14, 2026, against us and other industry manufacturers seeking to require funding for medical monitoring of workers in California allegedly exposed to artificial stone dust in order to detect silica-related disease. We cannot predict the outcome of this matter, including whether the action will be certified as a class action or whether the claims will succeed on the merits.

Given these outcomes, currently we believe the loss for 35 claims is only reasonably possible with a range of $0.5 million to $13 million per claim this range can vary significantly going forward, and the remaining claims are in early stages.

We are in an early stage of litigation and, as a result, the Company is unable to estimate the probability of the actual exposure. The Company intends to vigorously defend the claims. See also “ITEM 3.D. Key Information—Risk Factors— Adverse outcomes and potential losses from bodily injury claims may have a material adverse effect on our business, operating results, financial condition and cash flows”. An adverse outcome in one or more of these claims may, individually or in the aggregate, have a material adverse effect on the Company financial position. If we are unsuccessful in defending any claim, a precedent may be set against the Company, which may also adversely affect our position in other claims.

Our Probable Risks Related to Outstanding Claims

As of December 31, 2025, pursuant to U.S. GAAP, we took a provision of $47.3 million representing our assessment of exposure that is probable and estimable with respect to pending claims in Israel, USA and Australia. The actual outcome of such claims may vary significantly from such estimates due to the major variance in litigation awards.

Insurance

Silica cover was excluded from the policies we had in Israel and in Australia in previous years. In the U.S. we have silica cover from prior years, which is under legal proceedings in the US following the increasing amount of claims and different interpretations about the insurance coverage limits. We still have regional product liability insurance policies in other jurisdictions.

As of December 31, 2025, and 2024, pursuant to U.S. GAAP, the insurance receivable totaled to $11.0 and $32.1 million, respectively, reported in the other accounts receivable and prepaid expenses

Our employer liability insurance excludes silicosis damages and, therefore, if we are found liable for any of our employees’ illness with silicosis, we will have to bear compensation for such damages, after the deduction of payments made by the NII to an employee of ours, which might have an adverse effect on our business and results of operations. However, in number of cases, our carrier agreed to contribute (without admission of any obligation) towards settlements despite the silicosis exclusions.

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

Dividends

In February 2020, we revised our dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (the “Calculated Dividend”), subject in each case to approval by the Company’s board of directors. If the Calculated Dividend is less than $0.10 per share, no dividend shall be paid. In the fourth quarter of 2020, we distributed a cash dividend in the amount of $0.14 per share, in the second quarter of 2021, we distributed a cash dividend in the amount of $0.21 per share, in the fourth quarter of 2021, we distributed a cash dividend in the amount of $0.10 per share and in the third quarter of 2022, we distributed a cash dividend in the amount of $0.25 per share. Until 2021 each dividend distribution was subject to withholding tax of 20%, in 2022, the dividend distribution was subject to withholding tax of 20.5%. During 2025, 2024 and 2023 we did not distribute dividends.

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

B.	Memorandum of Association and Articles of Association

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.04 per share, of which 35,680,171 are issued and 34,577,075 are outstanding as of February 27, 2026.

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

General corporate tax structure in Israel

Israeli resident companies are generally subject to corporate tax, which  is 23% as of 2018 and thereafter. However, the effective corporate tax rate payable by a company that derives income from a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise (as discussed below) may be considerably less.

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

There is no assurance that we qualify for or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

The Encouragement of Industrial Research and Development Law, 5744-–1984

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

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (23% in 2025) As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our securities is taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (meaning, a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control” (including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2025 and a marginal tax rate of up to 47% plus Excess Tax, for an individual in 2025 .

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 721,560 for 2025), which amount is generally linked to the annual changes to the Israeli Consumer Price Index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027)), will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes, but is not limited to, taxable capital gains from the sale of securities and taxable income from interest and dividends. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Dividends paid to U.S. Holders with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. In addition, for periods in which we are a “United Stated-owned foreign corporation”, a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. Furthermore, Treasury Regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under the Israel – U.S.A Double Tax Treaty and the holder is eligible for benefits under the U.S.-Israel Tax Treaty and elects its application. However, certain notices from the IRS indicate that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Based on the composition of our income, the composition and estimated fair market value of our assets and the nature of our business, we do not believe we were a PFIC for the taxable year ended December 31, 2025 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2026. However, no official determination as to our PFIC status has been made for the year ended December 31, 2025. Additionally, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for a particular taxable year until after the close of the taxable year. Moreover, the determination of our PFIC status annually is based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act; however, following recent amendment to Section 16(a) of the Exchange Act, our directors and certain of our officers will become subject to the reporting provisions set forth therein, effective March 18, 2026. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation Fair Disclosure (“FD”) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Since July 1, 2012, our functional currency has been the U.S. dollar. We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The majority of our revenues are denominated in U.S. dollars, Australian dollars and Canadian dollars. Sales in Australian dollars accounted for 17.0%, 17.0% and 18.8% of our revenues in 2025, 2024 and 2023, respectively. Sales in Canadian dollars accounted for 13.1%, 13.9% and 13.4% of our revenues in 2025, 2024 and 2023, respectively. As a result, devaluation of the Australian dollar, and to a lesser extent, the Canadian dollar, relative to the U.S. dollar could reduce our profitability significantly. Our expenses are largely denominated in U.S. dollars, NIS and Euros, and a smaller proportion in Canadian dollars, Australian dollars, British pound, Singaporean dollar and Indian Rupee. As a result, a revaluation of the NIS, or to a lesser extent, the Euro, relative to the U.S. dollar could reduce our profitability significantly.

The following table presents information about the year over year percentage changes in the average exchange rates of the principal currencies that impact our results of operations:

	Australian dollar against U.S. dollar	Canadian dollar against U.S. dollar	NIS against U.S. dollar	Euro against U.S. dollar

2024	(0.2)%	(1.1)%	(0.4)%	0.4%
2025	(2.7)%	(2.4)%	(6.8)%	3.9%

Assuming a 10% decrease in the Australian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $3.9 million in 2025.

Assuming a 10% decrease in the Canadian dollar relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $2.4 million in 2025.

Devaluation of NIS relative to the U.S. dollar would decrease our revenues generated in Israel. However, our NIS operating costs when reported in U.S. dollars would decrease to a greater extent, resulting in higher operating income. As a result, assuming a 10% decrease in NIS relative to the U.S. dollar and assuming no other changes, our operating income, as reported in U.S. dollars, would have decreased by $4.2 million in 2025.

An appreciation of the Euro relative to the U.S. dollar would increase our revenues generated in Europe and certain other countries. However, our Euro operating costs when reported in U.S. dollars would increase to a greater extent, resulting in lower operating income. Assuming a 10% decrease in the Euro relative to the U.S. dollar and assuming no other changes, our operating income would have decreased by $0.6 million in 2025.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than the U.S. dollar varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as loans and accounts payable. The impact of any such transaction gains or losses is reflected in finance expenses, net. Our most significant exposure as of December 31, 2025, relates to a potential change in the exchange rate of the EUR, British pound and Singaporean Dollar and to a lesser extent to the Canadian Dollar, Australian Dollar and the Indian Rupee relative to the U.S. dollar.  Assuming a 10% decrease in the GBP, Singaporean Dollar, EUR, Canadian Dollar, NIS, Indian Rupee and Australian Dollar relative to the U.S. dollar, and assuming no other changes, finance expenses, net would have increased by $0.8 million, $1.2 million, $0.7 million, $0.1 million, $0.4 million, $0.1 million and $0.1 million in 2025, respectively.

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

As of December 31, 2025, we had no foreign currency hedge instruments outstanding.

As of December 31, 2024, net embedded loss on our foreign currency open derivatives transactions was $0.1 million. As of December 31, 2023, net embedded gain on our foreign currency open derivatives transactions was $0.5 million.

For the year ended December 31, 2025, our finance from derivatives including the impact of the foreign exchange rate derivatives fair value measurement did not result in income or loss. For the year ended December 31, 2024, our finance income resulted from derivatives including the impact of the foreign exchange rate derivatives fair value measurement  did not result in income or loss. For the year ended December 31, 2023, our finance income resulted from derivatives including the impact of the foreign exchange rate derivatives fair value measurement were $1.4 million.

Interest rates

We had cash and short-term bank deposits totaling $31.8 million on December 31, 2025. Our cash, cash equivalents and short-term bank deposits are held for working capital and other purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments in cash equivalents and our relatively low debt balances, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income.

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: Controls and Procedures

(a)          Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)          Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

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

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

Our board of directors has determined that each of Ms. Nurit Benjamini, Ms. Lily Ayalon and Mr. Yaron Arzi qualifies as an “audit committee financial expert,” as defined by the rules of the SEC, and has the requisite financial experience required by the Nasdaq rules. In addition, Ms. Nurit Benjamini, Ms. Lily Ayalon and Mr. Yaron Arzi are each independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under Nasdaq rules.

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

Waivers of our Code of Ethics may only be granted by the board of directors. Any amendments to this Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2025.

ITEM 16C: Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2025	2024
	(in thousands of U.S. dollars)
Audit fees(1)	$745	$860
Audit-related fees(2)	1	1
Tax fees(3)	87	36
All other fees(4)	47	77
Total	$880	974

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2025 and 2024, and its internal control over financial reporting as of December 31, 2025 and 2024, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

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

We may in the future provide the Nasdaq Global Select Market with an additional letter or letters notifying the organization that we are following our home country’s practices, consistent with the Companies Law and practices, in lieu of other requirements of Nasdaq Rule 5600.

ITEM 16H: Mine Safety Disclosures

Not applicable.

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

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

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant, as amended (1)
1.2	Memorandum of Association of the Registrant (2) ∞
2.1	Description of the Registrant’s Securities.
4.1	Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.2	Addendum, dated February 13, 2012 to the Land Purchase Agreement and Leaseback, by and between Kibbutz Sdot-Yam and the Registrant, dated March 31, 2011 (3) ∞
4.4	2011 Incentive Compensation Plan, as Amended (4)
4.5	2020 Share Incentive Plan (5)
4.6	Form of Letter of Exemption and Indemnification (6)
4.7	Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.8	Addendum, dated February 13, 2012, to the Land Use Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.9	Manpower Agreement, by and between Kibbutz Sdot-Yam and the Registrant, dated July 20, 2011 (3) ∞
4.11	Management Services Agreement, by and between Tene Growth Capital 3 Funds Management Company Ltd. and the Registrant, dated September 2024 (7)
4.12	Reimbursement Agreement, dated January 4, 2012, by and between the Registrant and Kibbutz Sdot-Yam (3) ∞
4.13	Amended and Restated Compensation Policy of Caesarstone Ltd. (8)
8.1	List of Subsidiaries of the Registrant
11.1	Insider Trading Policy (9)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)
15.2	Consent of Freedonia Custom Research, a division of Marketresearch.com INC.
97.1	Caesarstone Ltd. Compensation Recovery Policy (10)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

(7)
Previously filed with the Securities and Exchange Commission on March 5, 2025, pursuant as Exhibit 4.11 to the Company’s annual report on Form 20-F for the year ended December 31, 2024, and incorporated by reference herein.

(8)
Previously filed with the Securities and Exchange Commission on March 6, 2024, pursuant as Exhibit 4.13 to the Company’s annual report on Form 20-F for the year ended December 31, 2023, and incorporated by reference herein.

(9)
Previously filed with the Securities and Exchange Commission on March 5, 2025, pursuant as Exhibit 11.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2024, and incorporated by reference herein.

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

Caesarstone Ltd.

	By:	/s/ Yosef (Yos) Shiran
Name: Yosef (Yos) Shiran
Title: Chief Executive Officer

Date: March 4, 2026

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Caesarstone Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Caesarstone Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Provision for bodily injury claims related to exposure to silica dust and the related assessment of the claims
Description of the matter
As described in note 10 and in note 1d to the consolidated financial statements, the Company is subject to numerous claims mainly by fabricators, their employees or the National Insurance Institute, alleging that fabricators contracted illnesses, including silicosis, through exposure to silica particles during cutting, polishing, sawing, grinding, breaking, crushing, drilling, sanding or sculpting Company's products. The Company recognized a provision in relation to Silicosis claims when an unfavorable outcome was probable, and the amount of the loss could be reasonably estimated. As of December 31, 2025 the Company recorded a provision in the amount of $47.3 million representing its assessment of exposure that is probable and estimable with respect to pending claims in Israel, Australia and the United States. The Company also recorded insurance asset in the amount of $11.0 million with respect to the claims in Australia. Also, the Company estimated the probability of a loss for 35 claims in the United States as reasonably possible with a range of possible loss, between $0.5 million to $13 million per claim, and the remaining as an early stage in which the amount of the possible loss cannot be reasonably estimated. There is uncertainty with respect to the possible loss of those claims, and the availability of insurance coverage. If there is a change in the assessment for the outcome of the claims or the insurance coverage through the course of the trial processes, the Company may be adversely impacted, which could lead to a material impact on the Company’s business, financial position, results of operations or cash flows. If such an adverse impact occurs, depending on its magnitude, the Company believes it can pursue other steps to mitigate the adverse impact over the next twelve months from the date of issuance of these financial statements.

Auditing the Company’s provision of the Silicosis claims and the related insurance assets was complex due to the significant estimation involved. The measurement of the provision involved significant estimation uncertainty primarily due to the different stages of legal claims and the assessment of the probability of loss, which in turn led to a high degree of auditor judgment and substantial audit effort in performing procedures and in evaluating management's conclusions related to these claims. Auditing the related insurance receivable was complex due to the judgment involved in assessing the recoverability of the expected insurance proceeds.

How we addressed the matter in our audit
To evaluate the Company's assessment of the probability of incurrence of a loss and whether the loss was reasonably estimated, among other procedures, we read the minutes of the meeting of the committees of the board of directors and gained an understanding of the claims by inquiring the external and internal legal counsels regarding the allegations. We also obtained external and internal legal counsels confirmation letters.

Our substantive procedures also included testing the completeness and reasonableness of the underlying data used in management's provision assessment. We tested management’s assumptions by comparing prior period's estimates versus current period's estimates and evaluating events occurring up to date of the auditor's report. In addition, to assess the recoverability of the insurance receivable, we verified the existence of a valid insurance policy and evaluated whether the amounts expected to cover the loss are probable of collection. We also evaluated the Company’s legal contingency disclosures, and the uncertainty included in Note 10 and Note 1d to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2004

Tel-Aviv, Israel
March 4, 2026

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$58,440	$57,336
Short-term bank deposits		1,480	49,000
Trade receivables (net of allowance for credit loss of $7,327 and $9,104 at December 31, 2025 and 2024, respectively)		48,292	46,880
Other accounts receivable and prepaid expenses	3	21,323	49,505
Held for sale asset	2,5	29,278	33,146
Inventories	4	94,275	112,609

Total current assets		253,088	348,476

LONG-TERM ASSETS:
Severance pay fund		1,245	1,526
Deferred tax assets, net	11	4,010	2,910
Long-term deposits and other	13	5,179	4,750
Property, plant and equipment, net	5	30,146	75,724
Operating lease right-of-use assets	9	104,774	115,392
Intangible assets, net	6	-	263

Total long-term assets		145,354	200,565

Total assets		$398,442	$549,041

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2025	2024
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long- term bank loan and other	7	$2,853	$4,555
Trade payables		37,779	52,838
Related party	13	247	206
Short term legal settlements and loss contingencies	10	38,577	42,706
Accrued expenses and other liabilities	8	58,718	51,383

Total current liabilities		138,174	151,688

LONG-TERM LIABILITIES:
Long-term loan from related parties	13	-	444
Accrued severance pay		2,886	2,978
Deferred tax liabilities, net	11	2,168	2,439
Long-term warranty provision		889	902
Long term legal settlements and loss contingencies	10	8,735	9,492
Long-term operating lease liabilities	9	106,377	107,313

Total long-term liabilities		121,055	123,568

COMMITMENTS AND CONTINGENT LIABILITIES	10

REDEEMABLE NON-CONTROLLING INTEREST	1,2	-	2,200

EQUITY:	12
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at December 31, 2025 and 2024; 35,676,995 and 35,652,146 issued at December 31, 2025 and 2024, respectively; 34,573,899 and 34,549,050 shares outstanding at December 31, 2025 and 2024, respectively		371	371
Additional paid-in capital		167,700	166,500
Capital fund related to non-controlling interest		(5,587)	(5,587)
Accumulated other comprehensive loss, net	2	(10,874)	(14,870)
Retained earnings		27,033	164,601
Treasury shares at cost – 1,103,096 ordinary shares at December 31, 2025 and 2024		(39,430)	(39,430)

Total equity		139,213	271,585

Total liabilities and equity		$398,442	$549,041

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2025	2024	2023

Revenues	$397,228	$443,221	$565,231
Cost of revenues	323,948	346,546	473,292

Gross profit	73,280	96,675	91,939

Operating expenses:

Research and development	5,674	4,950	5,086
Selling and marketing	79,521	86,239	82,222
General and administrative	39,486	39,123	49,490
Impairment of long lived assets, restructuring and other related costs	48,753	1,007	47,939
Legal settlements and loss contingencies, net	25,555	7,242	(4,770)

Total operating expenses	198,989	138,561	179,967

Operating loss	(125,709)	(41,886)	(88,028)
Finance expenses (income), net	7,766	9	(1,069)

Loss before taxes on income	(133,475)	(41,895)	(86,959)
Taxes on income	4,284	1,081	21,281

Net loss	$(137,759)	$(42,976)	$(108,240)

Net loss attributable to non-controlling interest	(292)	(144)	(584)

Net loss attributable to controlling shareholders	$(137,467)	$(42,832)	$(107,656)

Basic and diluted net loss per share of Ordinary shares	$(3.98)	$(1.13)	$(3.13)

Weighted average number of Ordinary shares used in computing basic loss per share (in thousands)	34,569	34,539	34,519

Weighted average number of Ordinary shares used in computing diluted loss per share (in thousands)	34,569	34,539	34,519

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Net loss	$(137,759)	$(42,976)	$(108,240)

Other comprehensive income (loss) before tax:

Foreign currency translation adjustments	4,017	(6,146)	38
Unrealized income (loss) on foreign currency cash flow hedge	(107)	(418)	764
Unrealized income on available for sale marketable securities	-	-	100
Income tax (expense) benefit related to components of other comprehensive income (loss)	(3)	(11)	212

Total other comprehensive income (loss), net of tax	3,907	(6,575)	1,114

Comprehensive loss	(133,852)	(49,551)	(107,126)
Less - comprehensive loss attributable to non-controlling interest	381	251	646

Comprehensive loss attributable to controlling interest	$(133,471)	$(49,300)	$(106,480)

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Common stock			Additional paid-in		Retained	Accumulated other comprehensive income (loss),	Capital fund related to non- controlling	Treasury	Total
	Shares	Amount		capital		earnings	net (1)	interest	shares	equity

Balance as of January 1, 2023	34,507,303	371		163,431		311,839	(9,578)	(5,587)	(39,430)	421,046
								-
Other comprehensive loss (1)	-	-		-		-	1,176	-	-	1,176
Net income attributable to controlling interest	-	-		-		(107,656)	-	-	-	(107,656)
Equity-based compensation expense (2)	-	-		1,025		-	-	-	-	1,025
Adjustment to redemption value of the non-controlling interest	-	-		-		(532)	-	-	-	(532)
Cashless exercise of options and RSUs	25,149	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2023	34,532,452	371		164,456		203,651	(8,402)	(5,587)	(39,430)	315,059
								-
Other comprehensive loss (1)	-	-		-		-	(6,468)	-	-	(6,468)
Net loss attributable to controlling interest	-	-		-		(42,832)	-	-	-	(42,832)
Equity-based compensation expense (2)	-	-		2,044		-	-	-	-	2,044
Adjustment to redemption value of the non-controlling interest	-	-		-		3,782	-	-	-	3,782
Cashless exercise of options and RSUs	16,598	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2024	34,549,050	371		166,500		164,601	(14,870)	(5,587)	(39,430)	271,585
								-
Other comprehensive income (1)	-	-		-		-	3,996	-	-	3,996
Net loss attributable to controlling interest	-	-		-		(137,467)	-	-	-	(137,467)
Equity-based compensation expense (2)	-	-		1,200		-	-	-	-	1,200
Adjustment to redemption value of the non-controlling interest	-	-		-		(101)	-	-	-	(101)

Cashless exercise of options and RSUs	24,849	(*	)	(*	)	-	-	-	-	-

Balance as of December 31, 2025	34,573,899	371		167,700		27,033	(10,874)	(5,587)	(39,430)	139,213

(1)         Accumulated other comprehensive income (loss), net, comprised of foreign currency translation, hedging transactions and marketable securities, see also notes 2 and 3.
(2)          See also Note 12.
(*)          Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net loss	$(137,759)	$(42,976)	$(108,240)

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	14,199	17,134	30,007
Share-based compensation expense	1,200	2,044	1,025
Accrued severance pay, net	189	392	(268)
Changes in deferred tax, net	(961)	(621)	11,905
Capital loss from sale of property, plant and equipment	149	980	18
Legal settlements and loss contingencies, net	25,555	7,242	(4,770)
Decrease in trade receivables	88	18,748	11,760
Decrease in other accounts receivable and prepaid expenses	10,966	6,857	8,145
Decrease in inventories	21,099	20,128	101,549
Increase (decrease) in trade payables	(15,342)	8,952	(29,465)
Increase (decrease) in warranty provision	170	(579)	(165)
Decrease in right of use assets	14,213	3,371	7,865
Decrease in lease liabilities	(1,959)	(5,006)	(9,516)
Contingent consideration related to acquisition	-	(53)	264
Amortization of premium and accretion of discount on marketable securities, net	-	-	63
Changes in accrued interest related to marketable securities	-	-	39
Impairment of long lived assets, restructuring and other related costs	48,753	1,007	47,939
Decrease in accrued expenses and other liabilities including related party	(18,589)	(5,746)	(1,626)

Net cash (used in) provided by operating activities	(38,029)	31,874	66,529

Cash flows from investing activities:

Net cash paid for acquisitions	-	(1,556)	-
Repayment of (Investment in) short-term deposits	47,520	(12,500)	(36,500)
Purchase of property, plant and equipment	(9,036)	(10,421)	(11,168)
Proceeds from sale of property, plant and equipment	3,735	67	177
Sale and maturity of marketable securities	-	-	7,100
Proceeds from (investment in) long-term deposits	(243)	51	(135)

Net cash provided by (used in) investing activities	41,976	(24,359)	(40,526)

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from financing activities:

Repayment of short-term bank credit and loans, net	(1,960)	(2,545)	(23,268)
Payments related to transactions with non-controlling interest	(1,920)	-	-
Contingent and deferred considerations related to acquisition	-	(500)	(511)

Net cash used in financing activities	(3,880)	(3,045)	(23,779)

Effect of exchange rate differences on cash and cash equivalents	1,037	(1,757)	318

Increase in cash and cash equivalents	1,104	2,713	2,542
Cash and cash equivalents at beginning of year	57,336	54,623	52,081

Cash and cash equivalents at end of year	$58,440	$57,336	$54,623

Cash received (paid) during the year for:

Interest paid	$(280)	$(548)	$(716)

Interest received	$3,808	$4,003	$849

Tax paid	$(546)	$(3,117)	$(1,852)

Non cash activity during the year for:

Changes in trade payables balances related to purchase of property, plant and equipment	$(103)	$106	$188
Operating lease liabilities and right-of-use assets	$23,230	$22,120	$19,364

The accompanying notes are an integral part of the consolidated financial statements

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL

a.	General:

Caesarstone Ltd. incorporated under the laws of the State of Israel, was founded in 1987.

Caesarstone Ltd. and its subsidiaries (collectively, the "Company" or "Caesarstone") develop, manufacture and market, high quality engineered stone, porcelain, and other materials sold under the Company's premium Caesarstone brand. The Company's products are sold in over 60 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling markets and in the new buildings’ construction market. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

The Company has subsidiaries in Australia, Singapore, Canada, the United Kingdom, Sweden, India, and the United States, which are engaged in the manufacturing, marketing, and sale of the Company’s products in their respective geographic regions. In 2024, the Company established a new wholly owned subsidiary in Germany, which is engaged in the marketing and sale of the Company’s products in that region and which commenced operations during 2025.

The Company currently manufactures its engineered stone surfaces through a combination of third-party production business partners in the Far East. The Company manufactures its porcelain surfaces at its manufacturing facility in Morbi, India, through its subsidiary Lioli Ceramica Pvt Ltd  (see also b below).

b.	Acquisition of Lioli Ceramica Pvt Ltd:

On October 5, 2020, the Company completed the acquisition of 55% of the issued and outstanding shares of Lioli Ceramica Pvt. Ltd. ("Lioli"), a manufacturer of porcelain countertop slabs, for total net consideration of $13,574, which included a contingent consideration arrangement requiring additional payments subject to the achievement of specified EBITDA targets.

Pursuant to the acquisition agreement, the Company granted Lioli’s non-controlling interests a put option, and the non-controlling interests granted the Company a call option with respect to their remaining interest. Each option is exercisable at any time from April 1, 2024 until the twentieth anniversary of the acquisition date, based on a pricing mechanism set forth in the agreement between the parties.

In July 2024, the Company exercised a portion of its call option and acquired an additional 10.7 million shares of Lioli from the non-controlling interests for consideration of approximately $1.6 million. Following this transaction, the Company’s ownership increased to 80.7%. In October 2025, the Company exercised the remaining portion of its call option and acquired the remaining interest in Lioli for consideration of approximately $1.9 million. As a result, the Company holds 100% of Lioli’s shares and, as of December 31, 2025, there is no non-controlling interest related to Lioli.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL (Cont.)
c.	Acquisition of Magrab Natursten AB:

On July 6, 2022, the Company completed the acquisition of 100% of the issued and outstanding shares of Magrab Natursten AB ("Magrab"), a stone supplier in Sweden, for total net consideration of approximately $3,109.

The consideration included a deferred consideration arrangement. During 2023, the Company paid approximately SEK 7,250 thousands (approximately $700) in connection with this arrangement, and during 2024, an additional approximately SEK 5,250 thousands (approximately $500) was paid.

d.	Bodily injury claims:

As of December 31, 2025, the Company was subject to 676 lawsuits alleging injuries associated with exposure of fabricators and their employees to respirable crystalline silica dust. Of these lawsuits, 98 were in Israel, 151 in Australia and 427 in the United States.  The Company was subject to an adverse jury decision in August 2024 in the United States, that apportioned the Company with damages of $13.0 million, which the Company is appealing. In addition, in 2025, jury in California ruled in favor of the Company, assigning no liability to the Company in one trial, this case remains under appeal.  The Company settled another claim during 2025, and additional four claims settled during February 2026.

As of December 31, 2025, the Company had recorded a provision of $47.3 million representing its assessment of exposure that is probable and estimable with respect to pending claims in Israel, Australia and the United States. The Company also recorded insurance asset in the amount of $11.0 million with respect to those claims.

The Company estimated the loss for the remaining claims in the United States as only reasonably possible (with a range of $0.5-$13 million per claim) or at an early stages in which the amount of the possible loss cannot be reasonably estimated at this time given the preliminary stages, complexity of the claims and the uncertainty as to the liability of the Company and the scope of insurance coverage.

As of December 31, 2025, the Company is a party to reciprocal declaratory judgment actions in New York and California with its insurers regarding insurance coverage for silica-related claims, their allocation methodologies, whether policy limits have been exhausted, as well as claims to rescind policies for concealment of material facts in the policy application. These matters remain at an early stage. If there is a change in the assessment for the outcome of the claims or the insurance coverage available to the Company through the course of the trial processes, the Company may be adversely impacted and it could lead to a material and adverse impact on Company’s business, financial position, results of operations or cash flows. If such an adverse impact occurs, depending on its magnitude, the Company believes, based on management’s projections and plans, it can pursue other steps to mitigate the adverse impact over the next twelve months from the date of issuance of these financial statements, (see also note 10).

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

Derivative instruments designated as hedging instruments:
For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), changes in the fair value of the derivative instruments are recorded as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period during which the hedged transaction affects earnings.

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

As of December 31, 2025 and 2024, the notional amount of these forward contracts into which the Company entered was $0 and $2,525, respectively, and the unrealized income recorded in accumulated other comprehensive income, net, from the Company's currency forward NIS transactions was $110 and $429, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance sheet	Fair value of derivative instruments
		Year ended December 31,
		2025	2024
Derivative assets:

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts receivable and prepaid expenses	-	110

Total		-	110

	Gain (loss) recognized in other comprehensive income, net		Gain (loss) recognized in statements of income
	Year ended December 31,		Statements of income	Year ended December 31,
	2025	2024	Item	2025	2024
Derivatives designated as hedging instruments:

Foreign exchange forward contract	(110)	(429)	Cost of revenues and Operating expenses	4,193	500

Derivatives not designated as hedging instruments:
Foreign exchange forward and options contracts	-	-	Financial expenses, net	267	6

Total	(110)	(429)		4,460	506

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

Work-in progress and manufactured finished products - are based on standard cost (which approximates actual cost on a weighted average basis) which includes raw materials cost, labor and manufacturing overhead. Acquired finished goods are based on  weighted average.

Finished goods are stated at the lower of cost and net realizable value.

Inventory write-offs of $1,966, $3,290 and $4,148, were recorded for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The operating lease ROU asset also includes any lease payments made and excludes lease incentives, if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term. If an operating lease asset is impaired, the remaining operating lease asset will be amortized on a straight-line basis over the remaining lease term. See also Note 9.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of long-lived assets and Assets Held-for-Sale:

Impairment of long-lived assets

The Company's long-lived assets (assets group) to be held or used, including right of use assets, tangible and finite-lived intangible assets (other than goodwill), are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment" ("ASC 360") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company's evaluation of recoverability is performed at the lowest level of assets group to which identifiable cash flows are largely independent of the cash flows of other asset groups. Recoverability of the asset group is measured by a comparison of the aggregate undiscounted future cash flows the asset group is expected to generate to the carrying amounts of the asset group. If such evaluation indicates that the carrying amount of the asset group is not recoverable, an impairment loss is calculated based on the excess of the carrying amount of the asset group over its fair value.

The Company identifies indicators for impairment, among others, slowdown in demand due to global and local market conditions, integration challenges of acquired businesses, and the manufacturing facilities closure in Sdot Yam, Richmond Hill and Bar-Lev.

Following the approval of the closure of its Sdot Yam manufacturing facility in Israel and its Richmond Hill manufacturing facility in the United States during 2023, the Company recorded an impairment loss related to Richmond Hill manufacturing facility for the excess of the carrying amount over its fair value, in the amount of $27,486. The Company also recorded additional impairment loss related to Sdot Yam manufacturing facility in the amount of $986. In addition, the Company evaluated its right-of-use asset associated with its non‑cancelable lease agreement in Sdot Yam, which is effective through 2032. The Company recorded an impairment of $16,575 for its leased facility.

During 2024, the Company recorded an impairment loss of $3,236 related to its intangible assets.

Following the approval of the closure of its Bar‑Lev manufacturing facility in Israel during 2025, the Company evaluated its right-of-use asset associated with its non‑cancelable lease agreement in Bar‑Lev, which is effective through 2032. As a result of this evaluation, the Company recorded an impairment of $6,859 for this leased facility.

In addition to performing recoverability assessment, the Company routinely reviews the remaining estimated useful lives of property and equipment and finite-lived intangible assets. If the Company revises the estimated useful life assumption for any asset, the remaining unamortized balance is adjusted prospectively and amortized or depreciated over the revised remaining useful life.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of long-lived assets and Assets Held-for-Sale (cont.):

Assets Held-for-Sale:

The Company classifies assets as held-for-sale in the period when all of the following conditions are met: (i) management, having the authority to approve the action, commits to a plan to sell the assets; (ii) the assets are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the assets have been initiated; (iv) the sale of the assets is probable, and transfer of the assets is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond the Company's control extend the period of time required to sell the assets beyond one year; (v) the assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company evaluates the probability of sale within one year, considering current market conditions and the status of active marketing efforts. If disposal does not occur within 12 months, the Company reassesses whether delays are caused by factors outside its control.

The assets that are classified as held-for-sale are initially measured at the lower of their carrying value or fair value, less any costs to sell. The determination of the fair value less costs to sell may require management to make judgments on significant estimates and assumptions including, but not limited to, indicative sales values, current market conditions and available data for transactions for similar assets. Any impairment loss resulting from this measurement is recorded in Impairment of long-lived assets, restructuring and other, net on the Consolidated Statements of Operations and the assets held-for-sale are recorded as a separate line within the Consolidated Balance Sheets. Upon being classified as held for sale we cease depreciation. The fair values of assets less any costs to sell are assessed each reporting period for which they remain classified as held-for-sale, and any subsequent change is reported as an adjustment to the carrying value of the assets, as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held-for-sale.

During 2024, following the Company's decision to sale its Richmond Hill manufacturing facility it was determined that the Richmond Hill manufacturing facility met all criteria to be classified as assets held-for-sale. The impairment charges were measured as the difference between the carrying value of this long‑lived asset and its estimated fair value, less estimated costs to sell. The Company recorded an impairment loss of $3,800 related to the excess of the carrying amount over the fair value of the held‑for‑sale asset. During 2024, the Company also sold a portion of the land associated with the Richmond Hill facility, together with certain production equipment, resulting in a capital gain of $7.4 million.

During 2025, following the Company's decision to cease manufacturing activities in its Bar-Lev manufacturing facility, it was determined that it met all criteria to be classified as assets held-for-sale. The Company recorded an impairment loss for the excess of the book value over its fair value related to held-for-sale asset, in the amount of $32,651.

During 2025, the Company recorded additional impairment loss related to Richmond Hill held-for-sale asset in the amount of $6,146.

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

The following table provides the details of the change in the Company's warranty accrual:

	2025	2024

January 1,	$1,726	$2,358

Charged to costs and expenses relating to new sales	3,189	368
Costs of product warranty claims	(2,996)	(844)
Foreign currency translation adjustments	20	(156)

December 31,	$1,939	$1,726

m.	Revenue recognition:

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

1.
Identify the contract with a customer:

A contract is an agreement between two or more parties that creates enforceable rights and obligations. In evaluating the contract, the Company analyzes the customer’s intent and ability to pay the amount of promised consideration and considers the probability of collecting substantially all of the consideration. The Company determines whether collectability is probable on a customer-by-customer basis pursuant to various criteria including Company’s historical experience, credit insurance and other inputs.

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

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns in accordance with ASC 606, which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue. The Company also adjusts the amounts of revenue for expected cash discounts and sales allowances.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenues.

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

The Company elected the short-term contract practical expedient for the remaining performance obligations, as the Company's contracts have an original expected duration of less than one year.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2025, 2024 and 2023 were $14,466, $14,516 and $15,726, respectively.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables. The Company's cash and cash equivalents are invested primarily in USD, mainly with major banks in Israel.

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

No customer represented 10% or more of the Company’s total accounts receivables, net as of December 31, 2025 and 2024.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Concentrations of credit risk (cont.):

The following table provides the details of the change in the Company's allowance for credit loss:

	2025	2024

January 1,	$9,104	$12,214

Charges to expenses	17	(1,944)
Write offs	(1,726)	(1,095)
Foreign currency translation adjustments	(68)	(71)

December 31,	$7,327	$9,104

r.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2025, 2024 and 2023 amounted to approximately $1,594, $1,647 and $2,102, respectively.

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

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2025 and 2024 by level within the fair value hierarchy:

	Fair Value	Fair value measurements as of December 31,
Description	Hierarchy	2025	2024

Measured at fair value on a recurring basis:

Assets:
Derivative assets	Level 2	$-	$110

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Fair value of financial instruments (cont.):

Measured at fair value on a nonrecurring basis:

(a)
During the year ended December 31, 2023, the Company recorded an impairment loss of $27,486 related to the excess of the book value over the fair value of its Richmond Hill manufacturing facility, and an additional impairment loss of $986 related to the Sdot Yam manufacturing facility. The Company also recorded an impairment of $16,575 related to the right‑of‑use (ROU) assets associated with the Sdot Yam manufacturing facility.

The Company determined the fair value of Richmond Hill manufacturing facility using both the market approach by reference to recent comparable property transactions in the area and the income approach, which incorporated market‑based rental assumptions derived from comparable lease agreements in the region. The fair value of the property, plant and equipment was measured using the cost approach, based on replacement cost less depreciation and market‑related adjustments. These inputs are categorized as Level 3 within the fair value hierarchy.

The Company determined the fair value of the right‑of‑use asset associated with the Sdot Yam using a discounted cash‑flow technique that incorporated projected market‑rate lease payments, estimated using observable market information and comparable lease transactions from external data sources, and discounted at an appropriate rate. These fair value measurements also qualify as Level 3 measurements within the fair value hierarchy.

(b)
During the year ended December 31, 2024, it was determined that the Richmond Hill facility met all criteria to be classified as assets held for sale. The impairment charges were measured as the difference between the carrying value of these long‑lived assets and their estimated fair values, less estimated costs to sell. The Company recorded an impairment loss of $3,800 and of $6,146 related to the excess of the carrying amount over the fair value of the held‑for‑sale asset during the years ended December 31, 2024, and 2025, respectively. The fair value was determined using both the market approach by reference to recent comparable property transactions in the area and the income approach, which incorporated market‑based rental assumptions derived from comparable lease agreements in the region.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Fair value of financial instruments (cont.):

(c)
During the year ended December 31, 2025 the Company recorded impairment charges of $32,651 related to previous investments in manufacturing equipment at Bar Lev manufacturing facility, pursuant to held-for-sale accounting guidance. The impairment charges were determined as the difference between the carrying value of these long-lived assets and their estimated fair values, less estimated costs to sell such assets. The fair value of the property, plant and equipment was measured using the cost approach, based on replacement cost less depreciation and market‑related adjustments. These inputs are categorized as Level 3 within the fair value hierarchy.

In addition, during the year ended December 31, 2025, the Company recorded impairment charges of $6,859 related to the right‑of‑use assets associated with the Bar Lev manufacturing facility. The Company determined the fair value of the right‑of‑use asset associated with Bar Lev using a discounted cash‑flow technique that incorporated projected market‑rate lease payments, estimated using observable market information and comparable lease transactions from external data sources, and discounted at an appropriate rate. This fair value measurement also qualify as Level 3 measurement within the fair value hierarchy.

The carrying amounts of financial instruments not measured at fair value, including cash and cash equivalents, trade receivables, other accounts receivables, trade payables, accrued expenses and other liabilities, short term loans and short-term bank credit, approximate their fair value due to the short-term maturities of such instruments.

t.	Basic and diluted net income (loss) per share:

Basic net income (loss) per share ("Basic EPS") is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income (loss) per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. For the years ended December 31, 2025, 2024 and 2023 there were approximately 3,421,138, 2,495,479, and 2,310,543 outstanding stock options, respectively, that were excluded from the computation of Diluted EPS, that would have had an anti-dilutive effect if included.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Accumulated other comprehensive income (loss):

The total accumulated other comprehensive income ("AOCI"), net of tax was comprised as follows:

	December 31,
	2025	2024

Accumulated income on derivative instruments	$-	$110
Accumulated foreign currency translation differences and other	(10,874)	(14,980)

Total accumulated other comprehensive loss, net	$(10,874)	$(14,870)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes the changes in AOCI, net of taxes for the year ended:

	Unrealized gains (losses) on derivative instruments	Accumulated foreign currency translation differences and other	Total

Balance at January 1, 2024	$539	$(8,941)	$(8,402)

Other comprehensive income (loss) before reclassifications	71	(6,039)	(5,968)
Amounts reclassified from AOCI	(500)	-	(500)

Net current period OCI	(429)	(6,039)	(6,468)

Balance at December 31, 2024	110	(14,980)	(14,870)

Other comprehensive income (loss) before reclassifications	4,083	4,106	8,189
Amounts reclassified from AOCI	(4,193)	-	(4,193)

Net current period OCI	(110)	4,106	3,996

Balance at December 31, 2025	$-	$(10,874)	$(10,874)

The following table shows the amounts reclassified from AOCI into the Consolidated Statements of Income, and the associated financial statement line item, for 2025 and 2024:

	December 31,
	2025	2024
Affected line item in the consolidated statements of income:

Cost of revenues	$2,664	$324
Research and development	267	20
Marketing and selling	615	81
General and administrative	647	75

Total Credit	$4,193	$500

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Accounting for stock-based compensation:

Equity share based payment:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

The Company accounts for employees and directors’ share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period on a straight-line basis. The Company’s accounting policy is to account for forfeitures as they occur.

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

In 2025 and 2024, the Company estimated the fair value of stock options granted using the Black-Scholes option pricing model with the following weighted average assumptions:

December 31,
	2025	2024

Dividend yield	0 - 3	0 - 3%
Expected volatility	44-59.0%	42-47.0%
Risk-free interest rate	3.7-4.3%	4-4.6%
Expected life (in years)	4-7	4-7

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

For the vast majority of the options granted in 2025 and 2024, the dividend yield is zero, due to adjustment mechanism with respect to the exercise price upon payment of a dividend. For those options granted without adjustment mechanism, the dividend yield applied is 3%.

w.	Redeemable non-controlling interest:

In July 2024, the Company partially exercised its call option to acquire minority interests in Lioli and purchased 10,699,162 shares from certain minority shareholders for aggregate consideration of approximately $1.6 million. Following this transaction, the Company held approximately 80.7% of Lioli’s outstanding shares on a fully diluted basis.

In October 2025, the Company exercised its call option to acquire the remaining minority interests in Lioli and purchased an additional 14,475,338 shares for aggregate consideration of approximately $1.9 million. Upon completion of this transaction, the Company owns 100% of Lioli’s outstanding shares.

The redeemable non-controlling interest was measured at the higher of (i) the carrying amount attributable to the non-controlling interest, including its share of accumulated earnings, or (ii) the redemption value as of the relevant balance sheet date (see Note 1b).

The following table provides a reconciliation of the redeemable non-controlling interest:

	Year ended December 31,
	2025	2024	2023

Beginning of the year	$2,200	$7,789	$7,903

Net loss attributable to non-controlling interest	(292)	(144)	(584)
Adjustment to Put option value (*)	101	(3,782)	532
Payment for Put option (*)	(1,920)	(1,556)	-
Foreign currency translation adjustments	(89)	(107)	(62)

Redeemable non-controlling interest - end of the year	$-	$2,200	$7,789

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

During 2023, The Company approved the closure of its Sdot Yam manufacturing facility in Israel and its Richmond Hill manufacturing facility in the US. This resulted in a reduction of workforce and impairment of certain long-lived assets.

During 2024, it was determined that the Richmond Hill facility met all criteria to be classified as assets held for sale, in addition, the Company sold a portion of the land associated with the Richmond Hill facility, together with certain production equipment.

During 2025, the Company approved the closure its Bar-Lev manufacturing facility in Israel. This resulted in a reduction of workforce, impairments of certain long-lived assets to be held and used and impairments of certain long-lived assets that met the held-for-sale criteria during the year ended December 31, 2025.

Total restructuring expenses for the year ended December 31, 2025, 2024 and 2023 related to the manufacturing facilities closures and the sale of a portion of the land and certain production equipment associated with the Richmond Hill facility, amounted to approximately $3.1 million expenses, net gain of $6.0 million and $2.9 million expenses, respectively, included within the Impairment of long-lived assets, restructuring and other, net on the consolidated statements of comprehensive income (loss).

In 2025, the $3.1 million expenses included decommissioning, restoration and other related costs of approximately $3.2 million, employee termination costs of approximately $1.0 million, offset by certain credit of approximately $1.1 million related to the Richmond Hill facility.

In 2024, the net gain of $6.0 million, included capital gain of approximately $7.4 million related to the sale of a portion of the undeveloped land associated with the Richmond Hill facility, offset by decommissioning and restoration costs of approximately $1.4 million.

In 2023, the $2.9 million expenses, included employee termination costs of approximately $1.0 million, and decommissioning and restoration costs of approximately $1.9 million.

As of December 31, 2025 and 2024, approximately $4.0 and $1.5 million, respectively, recorded under accrued expenses and other liabilities.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Impact of recently issued accounting standards:

Recently issued accounting standards and adopted by the Company:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. See Note 11.

Recently issued accounting standards and not yet adopted by the Company:

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company beginning January 1, 2026, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statement.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduced two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statement.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2025	2024

Prepaid expenses	$6,251	$6,505
Government authorities	1,405	2,841
Advances to suppliers	932	2,703
Derivatives	-	110
Insurance receivables (*)	11,023	32,178
Other receivables	1,712	5,168

	$21,323	$49,505

(*) Related to bodily injury claims, see also note 10.

NOTE 4:-	INVENTORIES

	December 31,
	2025	2024

Raw materials	$1,519	$7,090
Work-in-progress	1,198	1,864
Finished goods	91,558	103,655

	$94,275	$112,609

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-	PROPERTY, PLANT AND EQUIPMENT, NET
	December 31,
	2025	2024
Cost:

Machinery and manufacturing equipment, net	$30,106	$163,517
Office equipment and furniture	23,498	27,783
Motor vehicles	1,934	3,517
Buildings and leasehold improvements	31,072	51,015
Prepaid expenses related to operating lease	-	939

	86,610	246,771
Accumulated depreciation and impairment:

Machinery and manufacturing equipment, net	20,893	120,851
Office equipment and furniture	17,593	18,604
Motor vehicles	1,455	2,798
Buildings and leasehold improvements	16,523	28,611
Prepaid expenses related to operating lease	-	183

	56,464	171,047

Depreciated cost (*)	$30,146	$75,724

(*)
During 2025, following the Company's decision to cease manufacturing activities in its Bar-Lev manufacturing facility, it was determined that it met all criteria to be classified as assets held-for-sale. The Company recorded an impairment loss for the excess of the book value over its fair value related to held-for-sale asset, in the amount of $32,651 (see also Note 2k).

Depreciation expenses were $14,547, $14,844 and $27,387 for the years ended December 31, 2025, 2024 and 2023, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	INTANGIBLE ASSETS

	December 31,
	2025	2024
Original amounts:
Customer relationships	$13,983	$13,983
Accumulated amortization:
Customer relationships (1)	(10,562)	(10,302)
Accumulated impairment charges (2)	(3,236)	(3,236)
Foreign currency translation adjustment	(185)	(181)

Total intangibles assets	$-	$263

(1)	Amortization expense amounted to $260 and $2,617 for the years ended December 31, 2025 and 2024, respectively.

(2)	During the year ended December 31, 2024, the Company recorded an impairment loss related to its intangible assets. See also Note 2k.

NOTE 7:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOAN

Short-term bank credit and loans are classified as follows:

		Weighted average interest
	Currency	December 31,		December 31,
		2025	2024	2025	2024
		%

Short-term bank credit (*)	INR	8.6	9.3	$2,431	$2,534
Current maturities of Long- term bank loan and other (**)	INR	-	9.6	$422	$2,021
Total				$2,853	$4,555

(*) Credit line and bank loan – short term overdraft credit line of 250 million INR ($2.8 million), 215 million INR ($2.4 million) of which were utilized as of December 31, 2025.

(**) See also note 13e.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2025	2024

Employees and payroll accruals	$11,443	$11,690
Accrued expenses	8,078	7,990
Advances from customers	3,377	2,435
Taxes payable	6,870	3,585
Warranty provision	1,050	824
Sales return provision	879	432
Operating lease liability short-term	26,917	24,339
Other	104	88

	$58,718	$51,383

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	LEASES

As of December 31, 2025, the Company had operating lease agreements for facilities and vehicles in the United States, Canada, Australia, United Kingdom, European Union, Israel, India and Singapore. The Company’s leases have remaining lease terms of up to 13 years, some of which include options to extend the leases for up to five years. Such options are included in the lease term when it is reasonably certain that the option will be exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet, the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes. The Company uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

a.	The following table summarizes the Company’s lease-related assets and liabilities recorded on the consolidated balance sheet:

	Classification	December 31, 2025	December 31, 2024
Assets:

Operating lease assets (*)	Operating lease right-of-use assets	$104,774	$115,392

Total lease assets		$104,774	$115,392

Liabilities:

Current lease liabilities	Accrued expenses and other liabilities	26,917	24,339
Long-term lease liabilities	Long-term operating lease liabilities	106,377	107,313

Total lease liabilities		$133,294	$131,652

(*) Following the closures of the Sdot Yam and Bar Lev plants, the Company assessed the recoverability of the related right-of-use assets associated with non-cancelable lease agreements effective through 2032. The Company recorded impairment charges of $16,575 in 2023 and $6,859 in 2025, respectively. (See also note 2k).

Lease term and discount rate:	December 31, 2025	December 31, 2024

Weighted-average remaining lease term — operating leases	5.94 years	6.5 years
Weighted-average discount rate — operating leases	3.69%	3.1%

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	LEASES (Cont.)
b.	The components of operating lease cost for the year ended December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Operating lease cost:

Operating lease expense	$31,406	$28,454
Variable lease expense (*)	4,191	7,306
Sublease income	(4,166)	(1,624)

Total operating lease cost	$31,431	$34,136

(*) Includes short-term leases, index and other variable lease costs.

c.	The maturity of the Company’s operating lease liabilities for contracts with lease term greater than one year as of December 31, 2025 are as follows:

December 31,

2026	29,892
2027	26,108
2028	22,512
2029	20,712
2030	19,180
2031 and thereafter	29,987

Total future lease payments (1,2)	148,391
Less imputed interest	(15,097)

Total	$133,294

(1) Total lease payments have not been reduced by approximately $22.7 million of future rental income expected to be received under sublease agreements.

(2) As of December 31, 2025, the Company entered into additional operating lease agreements that had not yet commenced, with aggregate future lease payments of approximately $3.1 million. These leases are expected to commence during 2026 and have lease terms of approximately five years.

d.	For additional information regarding lease transactions between related parties, refer to Note 14.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	LEASES (Cont.)
e.	The following table presents supplemental cash flow information related to the lease costs for operating leases:

	December 31, 2025	December 31, 2024
Cash paid for amounts included in measurement of lease liabilities:

Operating cash flows for operating leases	$30,097	$27,468

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings and contingencies:

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
Individual claims in Israel

As of December 31, 2025, the Company is subject to 98 pending bodily injury claims (individual claims and NII subrogation or related future probable unasserted claims, representing 40 injured persons) that have been submitted in Israel since 2008 against the Company directly, or that have named the Company as third-party defendant by fabricators or their employees in Israel, by the injurer's successors, by the NII or by others. Based on its legal advisors’, contingent losses related to such claims are probable, and pursuant to ASC 450, an accrual has been recorded for the loss contingencies related to such claims.

As of December 31, 2025, the Company has also 11 pending pre-litigation demand letters on behalf of certain fabricators in Israel.

Most of the claims in Israel do not specify a total amount of damages sought, as the plaintiff’s future damages are intended to be determined at trial.

In November 2015, the Company entered into agreements with the State of Israel and with its main distributors in Israel, respectively, with the consent of its insurance carriers, under which the Company agreed with the State and each of its main distributors to cooperate, subject to certain terms, with respect to the management of the individual claims that have been filed and claims that may be submitted during a certain time period (NII claims are excluded from the Company’s agreement with the State) and on the apportionments of the total liability between the Company , the State, and the distributors, if found, in such claims. This agreement has been extended through March 31, 2029.

Individual claims in Australia:

As of December 31, 2025, Company’s subsidiary in Australia is subject to 151 pending bodily injury claims that have been submitted in Australia since 2018 against it directly, or that have named the Company as third-party defendant by fabricators in Australia. Based on its legal advisors’ opinion, contingent losses related to the product liability individual claims are probable, and pursuant to ASC 450, an accrual has been recorded for the loss contingencies related to such claims.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)
Individual claims in the U.S.:

As of December 31, 2025, Company’s subsidiary in U.S. is subject to 427 pending individual bodily injury claims that have been submitted in U.S. against it directly, or that have named the Company as third-party defendant by fabricators in U.S. The Company currently cannot estimate the number of claimants that may file claims in the future or the nature of their claims in order to conclude probability or the range of loss.

In August 2024, a jury rendered a verdict in one such case brought in the Los Angeles County Court. The jury found all defendants liable and awarded the plaintiffs approximately $52.4 million in damages. Caesarstone U.S. was apportioned approximately $13.0 million of this amount, bearing interest until settlement. The Company strongly disagrees with the jury’s verdict and believes is not supported by the facts of the case, including its failure to acknowledge the proactive measures the Company took over the years to warn and educate about safe fabrication practices. The Company’s motion for new trial and motion for Judgement Notwithstanding the Verdict were rejected on January 27, 2025 and the Company currently appealing the verdict. In February 2025, the Company settled additional claim. In May 2025, a jury in California ruled in favor of the Company, assigning no liability to the Company in one trial, this case remains under appeal. In addition in February 2026 the Company reached a settlement with respect to four additional claims.

Based on its legal advisors’, the Company recorded an adequate accrual related to the specific cases mentioned above. Contingent losses related to the other 422 product liability individual claims in the U.S. were defined in accordance with ASC450 as either only reasonably possible (35 claims) with a range of possible loss between $0.5 to $13 million per claim or are at an early stage (387 claims) in which the amount of the possible loss cannot be reasonably estimated, and therefore an accrual has not been recorded for such claims as of December 31, 2025. The Company believes it has substantial defenses and will continue to vigorously defend against these claims.

Class action in the U.S.:

A class action lawsuit was recently filed against the Company and other manufacturers and suppliers of quartz surfaces in the Federal Court for the Northern District of California. The lawsuit seeks funding for medical monitoring of California workers allegedly exposed to artificial stone dust. The Company cannot predict the outcome of this matter, including whether the action will be certified as a class action or whether the claims will succeed on the merits.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Summary of the provisions for claims mentioned:

In order to reasonably estimate the losses for bodily injury claims in Israel, Australia and the U.S. reflected in the table below, the Company performed a case-by-case analysis with its legal advisors of the relevant facts that were reasonably available to it, related to the claims filed, including, among other things, the specific known or estimated health condition of the claimants, their ages, salaries, related probable future subrogation claims from the NII, and other factors that might have an impact on the final outcome of such claims. The Company will continue to regularly monitor changes in facts for each claim and will update its best estimate.

Accordingly, the reserve for bodily injury claims in Israel, Australia and the U.S. as of December 31, 2025 and 2024 totaled to $47,312 and $50,032 respectively, of which $38,577 and $40,540 is reported in short term legal settlements and loss contingencies and $8,735 and $9,492 is reported in long-term liabilities.

The Company updated its provision in 2025, 2024 and 2023 to reflect the outstanding claims in the below table, and provided a provision also for related NII unasserted claims, based on its legal advisors’ and according to ASC 450, taking into consideration new claims filed, settlements reached and other new information available.

A summary of bodily injury claims for which the Company provided provision is as follows:

	Year ended December 31,
	2025	2024	2023

Outstanding claims, January 1,	248	224	221

New claims	81	101	63
Settled and dismissed claims	(75)	(77)	(60)

Outstanding claims, December 31	254	248	224

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)
Insurance

The Company maintains insurance for product liability claims, including for bodily injury claims related to exposure to silica dust, where such insurance cover can be obtained. The Company has purchased insurance policies for periods from 2008 and to date from several insurance carriers that provide coverage for product liability losses, subject to certain terms and conditions, and the related defense costs up to a certain limit per case and per policy year. However, in recent years, and at different times depending on the jurisdiction, the Company has not been able to obtain product liability insurance coverage for claims arising from exposure to silica dust in the United States, Australia and Israel.

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

In July 2025, both the Company and certain U.S. insurance carriers initiated proceedings for declaratory relief to determine the proper interpretation and application of the Company’s U.S. product liability insurance policies and available limits. These proceedings are in an early stage. If there is a change in the assessment for the outcome of the claims or the insurance coverage limits through the course of the trial processes, such changes could have a material and adverse impact on our business, financial position, results of operations and cash flows. In light of the ongoing proceedings with its insurance carriers, the Company reassessed the recoverability of potential insurance proceeds related to U.S. silica-related claims. Based on this assessment, management concluded that recovery from its U.S. insurance carrier is not probable under ASC 450-20. Accordingly, no insurance receivable has been recognized in the consolidated financial statements with respect to such claims. In addition, there can be no assurance that any portion of the pending U.S. silica-related claims will be reimbursed under the Company’s insurance policies, in whole or in part.

As of December 31, 2025, and 2024, the insurance receivable totaled to $11,023 and $32,178, respectively, reported in the other accounts receivable and prepaid expenses.

During the years ended December 31, 2025 and 2024, legal settlements and loss contingencies expenses related to the bodily injury claims totaled to $25,555 and $7,242, respectively, which reflects the deductible amounts for claims covered by insurance policies, claims not covered and the impact of settlements including the related legal costs.

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

b.
Purchase obligation:

The Company's significant contractual obligations and commitments as of December 31, 2025, are for purchase obligations to certain suppliers and amounted to $15,901 for fiscal year 2026.

c.	Pledges and guarantees:

As of December 31, 2025, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $260 related to facilities, machinery and equipment, and other miscellaneous guarantees.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate: The corporate tax rate in Israel was 23% in 2025 and 2024, and 2023.

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

4.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company believes that its qualify as "Preferred Enterprise" under the Law for the Encouragement of Capital Investments, 1959 (the "Encouragement Law"), and accordingly is eligible to a reduced tax rate of 16% and in development area A – 7.5%.

The benefits under a "Preferred Enterprise" are contingent upon the fulfillment of the conditions stipulated by the Encouragement Law, regulations published thereunder. Non-compliance with the conditions may cancel all or part of the benefits and require a refund of the amount of the benefits, including interest. Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rate at 23% beginning in 2018.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

The tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (taxed at the rate of no more than 25% as of December 31, 2025). Under the Encouragement Law, tax-exempt income generated under the Approved Enterprise status will be taxed, among other things, upon a dividend distribution or complete liquidation in accordance with the Encouragement Law.

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

Of the Company's retained earnings as of December 31, 2025, approximately $22,932 is tax-exempt earnings attributable to its previous Approved Enterprise.

As of December 31, 2025, if the tax-exempt income attributed to the Approved Enterprise would have been distributed as a dividend or deemed to be distributed, the Company would have incurred a tax liability of approximately $5,733.

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
Company incorporated in Germany – 30% tax rate

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

The One Big Beautiful Bill Act (“OBBBA”) was signed into law on July 4, 2025. The OBBBA did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2025.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024
Deferred tax assets:

Intangible assets	$-	$172
Operating lease liabilities and others	41,670	24,744
Temporary differences related to inventory	4,791	5,475
Property and equipment	13,876	2,685
Net operating loss carry-forward, deductions and credits	43,695	13,301
Less-valuation allowance	(83,371)	(28,497)

Total deferred tax assets	20,661	17,880

Deferred tax liabilities:

Property and equipment	(2,351)	(2,591)
Intangible Assets	-	(595)
Operating lease right-of-use assets and others lease	(16,468)	(14,223)

Total deferred tax liabilities	(18,819)	(17,409)

Deferred tax assets, net	$1,842	$471

Net operating loss carry-forwards

Parent Company and certain subsidiaries have tax loss carry-forwards totaling approximately $249,716 which can be carried forward indefinitely.

Based on available evidence, management believes it is not more-likely-than-not that $83,371 Israel and U.S deferred tax assets will be fully realizable. Accordingly, in those jurisdictions, the Company has recorded a valuation allowance against these assets. The Company regularly reviews the deferred tax assets for recoverability based on all of the available positive and negative evidence, with a focus on historical taxable income, projected future taxable income, the expected timing of the reversals of existing taxable temporary differences and tax planning strategies by jurisdiction.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)
d.
A reconciliation of the provision for income taxes to the amount computed by applying the 23% statutory Israeli income tax rate to loss before taxes on income before the adoption of ASU 2023-09 is as follows:

	Year ended December 31,
	2024	2023

Loss before taxes on income	$(41,895)	$(86,959)

Statutory tax rate in Israel	23%	23%

Tax benefit at statutory rate	$(9,636)	$(20,001)

Increase (decrease) in tax expenses resulting from:

Tax benefit arising from reduced rate as an "Preferred Enterprise"	9,128	9,996
Non-deductible expenses, net	822	1,818
Increase (decrease) in taxes from prior years, also related to settlement with tax authorities	882	419
Tax adjustment in respect of foreign subsidiaries' different tax rates	997	(1,120)
Provision for withholding tax assets	-	2,828
Uncertain tax position	(353)	-
Changes in valuation allowance	(701)	27,402
Others	(58)	(61)

Income tax expense	$1,081	$21,281

Effective tax rate	(2.6)%	(24.5)%

Per share amounts (basic and diluted) of the tax benefit resulting from a "Preferred Enterprise"	$0.26	$0.29

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)
A reconciliation of the provision for income taxes to the amount computed by applying the 23% statutory Israeli income tax rate to loss before taxes on income after the adoption of ASU 2023-09 is as follows:

	Year ended December 31,
	2025
	(in thousands)	percent

Loss before taxes on income	$(133,475)

Statutory tax rate in Israel	23%

Tax benefit at statutory rate	$(30,699)	23.0%

Foreign tax effects:
United States:
Changes in valuation allowance	6,018	(4.5)%
Other	(752)	0.6%
Other foreign jurisdictions	200	(0.1)%
Changes in valuation allowance	48,857	(37.3)%
Nontaxable or Nondeductible items:
Other	218	(0.2)%
Changes in Unrecognized Tax Benefits	3,585	(2.7)%
Preferred enterprise	(22,867)	17.1%
Other adjustments	(1,276)	0.9%

Effective tax rate	$4,284	(3.2)%

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)
The amounts of cash income taxes paid by the Company were as follows:

Year ended December 31,
2025
(in thousands)

Foreign:
Australia	178
India	177
Canada	132
Singapore	48
All other foreign	11
Income taxes, net of amounts refunded	$546

The amount of cash income taxes paid by the Company during the years ended December 31, 2024 and 2023 was $3,117 million and $1,852 million, respectively.

e.	Income (loss) before taxes on income is comprised as follows:
	Year ended December 31,
	2025	2024	2023

Domestic	$(109,903)	$(45,582)	$(38,831)
Foreign	(23,572)	3,687	(48,128)

	$(133,475)	$(41,895)	$(86,959)

f.	Tax expenses on income are comprised as follows:
	Year ended December 31,
	2025	2024	2023

Current taxes	$5,652	$1,498	$9,373
Deferred taxes	(1,368)	(417)	11,908

	$4,284	$1,081	$21,281

Domestic	$3,682	$1,258	$14,084
Foreign	602	(177)	7,197

	$4,284	$1,081	$21,281

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	TAXES ON INCOME (Cont.)
g.	Tax assessments:

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to examination by both domestic and foreign tax authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2025:

Israel 2023 – present
Australia 2020 - present
Canada 2021 - present
United States 2021 - present

h.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Balance as of January 1, 2024	2,891

Increase in tax positions for current year	700
Reductions in respect of settlements with authorities and statute of limitation	(1,918)

Balance as of December 31, 2024	1,673

Increase in tax positions for current year	3,624

Balance as of December 31, 2025	$5,297

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of December 31, 2025 and 2024:

	Authorized		Outstanding
	December 31,		December 31,
	2025	2024	2025	2024
	Number of shares

Ordinary shares of NIS 0.04 par value each	200,000,000	200,000,000	34,573,899	34,549,050

b.	Ordinary shares:

Ordinary shares confer on their holders' voting rights and the right to receive dividends.

c.	Dividends:

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

As of December 31, 2025, there were 3,475,048 options and restricted stock units (RSUs) outstanding under the Plans and 24,952 shares available or reserved for future issuance under the plan.

As of December 31, 2025, there was $1,510 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over a weighted-average period of 2.95 years.

The following is a summary of activities relating to the Company’s stock options granted to employees under the Company’s plan during the year ended December 31, 2025:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

Outstanding - beginning of the year	2,468,980	5.57	-
Granted	1,000,300	1.92	0.2
Forfeited	(70,380)	5.19	-

Outstanding - end of the year	3,398,900	4.48	-

Options exercisable at the end of the year	1,143,718	6.59	-

Vested and expected to vest	1,143,718	6.59	-

The weighted average fair value of options granted during 2025, 2024 and 2023 was $0.9, $1.7 and $1.9 per option. The weighted average fair value of options vested during 2025, 2024 and 2023 was $9.28, $9.56 and $12.96 per option. The intrinsic value of options exercised during 2025, 2024 and 2023 was $0.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)
The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal year 2025 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2025. This amount changes based on the fair market value of the Company’s ordinary shares.

The following is a summary of activities relating to the Company’s RSUs granted to employees under the Plan during the year ended December 31, 2025:

	Number of RSUs	Weighted average fair value	Aggregate intrinsic value

Outstanding - end of the year	72,690	6.13	309
Granted	26,646	3.50
Exercised	(17,923)	7.62
Forfeited	(5,265)	3.30

Outstanding - end of the year	76,148	4.75	142

RSUs exercisable at the end of the year	-	-	-

Vested and expected to vest	76,148	4.75	142

The awards outstanding as of December 31, 2025 have been separated into ranges of exercise price, as follows:

	Awards outstanding			Awards exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$ 0.01 (RSUs)	76,148	3.28	$0.01	-	-	$-
$ 1.6-4.7	2,848,500	5.38	$3.52	769,400	4.47	$4.50
$ 5.2-10.2	294,500	4.73	$6.64	126,168	4.22	$7.34
$ 10.3-19.7	255,900	1.81	$12.70	248,150	1.77	$12.71

	3,475,048			1,143,718

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)
Compensation expenses related to options and RSUs granted were recorded in the consolidated statements of operations, as follows:

	December 31,
	2025	2024

Cost of revenues	$51	$90
Research and development expenses	53	86
Marketing and selling expenses	111	153
General and administrative expenses	985	1,715

Total	$1,200	$2,044

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES

Company's controlling shareholder, is Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”), which is controlled by Sdot-Yam Business Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam (for convenience purposes, collectively referred as the “Kibbutz"). The Kibbutz has an ownership interest in the Company of approximately 30.2%, as of December 31, 2025.

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

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)
As of December 31, 2025 the Kibbutz and Tene beneficially hold 14,029,494 ordinary shares which is ownership interest of 40.6% in the Company.

The Company is party to a series of agreements with the Kibbutz that govern different aspects of the Company's relationship and are described below.

a.	Manpower agreement with the Kibbutz:

On July 2011, the Company entered into a manpower agreement with The Kibbutz which was amended in the subsequent years. Such was automatically renewed during 2023 for additional one year term, and will be automatically renewed again, unless one of the parties gives six months’ prior notice, for additional one-year periods.

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

During 2021 was determined, following the approval of Company’s audit committee and the board of directors, that the manpower agreement is valid through 2030.

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

Manpower service fees paid were $1,290, $1,347 and $1,553 for the years ended December 31, 2025, 2024 and 2023, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)
b.	Services from the Kibbutz:

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

The amount that the Company pays to the Kibbutz under the Amended Services Agreement depends on the scope of services the Company will receive and is based on rates specified in such agreement which were determined based on market terms, taking into account the added value of consuming services from the Kibbutz, considering its physical proximity to Company’s principle offices in Sdot-Yam and its expertise.

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

The Company's net service fees paid to the Kibbutz pursuant to the Original and Amended Services Agreements were $646, $708 and $810 for the years ended December 31, 2025, 2024 and 2023, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)
c.	Land Use Agreement with the Kibbutz:

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

Under the land use agreement, the Company may not terminate the operation of either of its two production lines at its plant in the Kibbutz as long as the Company continues to operate production lines elsewhere in Israel, and its headquarters must remain at The Kibbutz. Notwithstanding with the above mentioned, during 2023 the Company announced on closing the Sdot Yam plant with the permission of the Kibbutz. The Company is still liable pursuant to the land use agreement as is. During 2024 and 2025 the Company subleased majority of the available area to third parties. Sublease income is recorded as a deduction from the rent fees (see also note 9).

In addition, the Company has committed to fund the cost of construction, up to a maximum of NIS 3.3 million (approximately $1,030) plus VAT, required to change the access road leading to The Kibbutz and its facilities, such that the entrance of the Company's facilities will be separated from the entrance into The Kibbutz. From the said amount, the Kibbutz has already set-off an amount of NIS 300,000 (approximately $94) for expenses incurred by it.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)
d.	Financing liability of land:

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

Under the agreement, the Kibbutz committed to (i) acquire the long-term leasing rights of the Additional Bar-Lev Land from the ILA, (ii) perform preparation work and construction, in conjunction with the administrative body of Bar-Lev industrial park and other contractors according to Company’s plans, (iii) build a warehouse according Company’s plans, and (iv) obtain all permits and approvals required for performing the preparation work of the Additional Bar-Lev Land and for the building of the warehouse. The warehouse in Bar-Lev will be situated both on the current and new land. The finance of the building of the warehouse will be made through a loan that will be granted by the Company to the Kibbutz, in the amount of the total cost related to the building of the warehouse and such loan, including principle and interest, shall be repaid by setoff of the lease due to Kibbutz Sdot Yam by the Company for its use of the warehouse. The principle amount of such loan will bear an interest at a rate of 1.4% a year. On November 30, 2015 the land preparation work had been completed and the holding of the Additional Bar-Lev Land was delivered to the Company. As of December 31, 2025, the construction of the warehouse has not started yet, and is not expected to start in the future due to the closure of the Bar-Lev manufacturing facility.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)
d.	Financing liability of land (cont.):

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

The Company's payments pursuant to the land use agreements related to Sdot-Yam and Bar-Lev mentioned above totaled to $8,091, $8,129 and $7,857 for the years ended December 31, 2025, 2024 and 2023, respectively.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)
e.	Details on transactions and balances with related parties and other loan:

1.	The Company has, from time to time, entered into transactions with its shareholders (the Kibbutz). The following table summarizes such transactions:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	$7,767	$7,893	$8,232

Research and development	$555	$520	$486

Selling and marketing	$717	$927	$621

General and administrative	$1,032	$811	$848

2.	Balances with related party and other loan:

	December 31,
	2025	2024

Related party balances (1)	$247	$206

Other loans (2)	$-	$444

1.	Related to the above mentioned agreements with related party.

2.
Related to a shareholders loan from Lioli non-controlling interest. As of December 31, 2025 presented as part of Short-term bank credit and current maturities of long- term bank loan and other line item.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	SEGMENT, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

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

b.	The following table presents total revenues for the years ended December 31, 2025, 2024 and 2023, respectively. Revenues are attributed to geographic areas based on the location of end customers:

	Year ended December 31,
	2025	2024	2023

USA	$186,885	$219,559	$271,647
Canada	51,874	61,749	75,462
Latin America	1,461	1,392	3,285
Australia	67,480	75,388	106,223
Asia	18,224	20,577	25,959
EMEA	51,952	47,121	59,908
Israel	19,352	17,435	22,747

	$397,228	$443,221	$565,231

No customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2025, 2024 and 2023.

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	SEGMENT, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)
c.
The following table presents total long-lived assets as of December 31, 2025 and 2024, respectively (including held for sale assets, property, plant and equipment and operating lease right-of-use assets) by geographic area:

	December 31,
	2025	2024

USA	$76,323	$87,861
Canada	9,377	10,506
Australia	10,338	5,618
Asia	16,881	19,435
EMEA	12,729	11,315
Israel	38,550	89,791

	$164,198	$224,526

NOTE 15:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

a.	Finance (income) expense, net:
	Year ended December 31,
	2025	2024	2023
Finance expenses:

Interest in respect of credit cards and bank fees	$2,574	$3,846	$4,957
Interest in respect of loans	69	300	377
Realized gain/loss from marketable securities, net	-	-	63
Changes in derivatives fair value	110	430	-
Foreign exchange transactions losses	8,649	1,781	154

	11,402	6,357	5,551
Finance income:

Interest in respect of cash and cash equivalent and short-term bank deposits	3,150	4,799	1,473
Changes in derivatives fair value	-	-	680
Interest income from marketable securities	-	-	107
Foreign exchange transactions gains	486	1,549	4,360

	3,636	6,348	6,620

Finance expenses (income), net	$7,766	$9	$(1,069)

CAESARSTONE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)
b.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Year ended December 31,
	2025	2024	2023

Net loss attributable to controlling interest, as reported	$(137,467)	$(42,832)	$(107,656)
Adjustment to redemption value of non-controlling interest	(101)	3,782	(532)

Numerator for basic and diluted net loss per share	$(137,568)	$(39,050)	$(108,188)

Denominator (in thousands):

	Year ended December 31,
	2025	2024	2023

Denominator for basic and diluted loss per share	34,569	34,539	34,519

Earnings per share:

Basic and diluted loss per share	$(3.98)	$(1.13)	$(3.13)